Form 20-F
period 2002-06-30
ALTO PALERMO SA APSA
filed 2002-12-19
CIK 1128173

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended: June 30, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from              to

                       COMMISSION FILE NUMBER: 128 0-30982

                            ALTO PALERMO S.A. (APSA)
             (Exact name of Registrant as specified in its charter)

                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                          HIPOLITO YRIGOYEN 476, PISO 2
                             BUENOS AIRES, ARGENTINA
                                 54-11 4344-4600
          (Address and telephone number of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                 Title of class
                                 --------------
     American Depositary Shares, each representing 40 shares of Common Stock

            Common Stock of Registrant, par value Ps.0.10 per share*


---------------

* Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT: NONE

                             ---------------------

         The number of outstanding shares of the issuer's common stock as of June 30, 2002 was 700,000,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         [X]      Yes              [ ]      No
Indicate by check mark which financial statement item the registrant has elected to follow.

         [ ]      Item 17          [X]      Item 18

================================================================================

                                TABLE OF CONTENTS
                                ALTO PALERMO S.A.


                                                                                                          Page No.
                                                                                                          --------
Disclosure Regarding Forward-Looking Information...................................................       4

Presentation of Financial and Certain Other Information............................................       5

Certain Measurements and Terms.....................................................................       6

Market Data........................................................................................       6

                                                        PART I


Item 1         Identity of Directors, Senior Management and Advisers..................................    6

Item 2         Offer Statistics and Expected Timetable................................................    6

Item 3         Key Information........................................................................    7

               (a)   Selected Financial Data..........................................................    7

               (b)   Exchange Rates...................................................................    10

               (c)   Risk Factors.....................................................................    13

Item 4         Information on the Company.............................................................    31

               (a)   History and Development of APSA..................................................    31

               (b)   Business Overview................................................................    35

               (c)   Regulation and Government Supervision............................................    67

               (d)   Organizational Structure.........................................................    72

               (e)   Property.........................................................................    73

Item 5         Operating and Financial Review and Prospects...........................................    75

               (a)   Consolidated Operating Results...................................................    75

               (b)   Overview.........................................................................    76

               (c)    Revenue Recognition.............................................................    77

               (d)    Operating Results...............................................................    81

               (e)   Liquidity and Capital Resources..................................................    88

Item 6         Directors, Senior Management and Employees.............................................    94

               (a)   Directors........................................................................    94

               (b)   Supervisory Committee............................................................    97

               (c)   Senior Manager...................................................................    99




               (d)   Compensation.....................................................................    99

               (e)   Board Practices..................................................................    100

               (f)   Employees........................................................................    100

               (g)   Share and Option Ownership of Directors Members of the Supervisory Committee and
                     Senior Managers .................................................................    100

Item 7         Major Shareholders and Related Party Transactions......................................    101

               (a)   Major Shareholders...............................................................    101

               (b)   Related Party Transactions.......................................................    103

Item 8         Financial Information..................................................................    106

               (a)   Consolidated Statements and Other Financial Information..........................    106

               (b)   Legal or Arbitration Proceedings.................................................    106

               (c)   Dividend Policy..................................................................    106

               (d)   Significant Changes in Interim Period............................................    107

Item 9         The Offer and Listing..................................................................    108

               (a)   Information on the listing of APSA's stock.......................................    108

               (b)   Price History....................................................................    112

Item 10        Additional Information.................................................................    113

               (a)   Share Capital                                                                        113

               (b)   Memorandum and Articles of Association...........................................    113

               (c)   Material Contracts...............................................................    118

               (d)   Exchange Controls................................................................    118

               (e)   Taxation.........................................................................    119

               (f)   Documents on Display.............................................................    126

Item 11        Quantitative and Qualitative Disclosures About Market Risk.............................    126

Item 12        Description of Securities Other than Equity Securities.................................    128

                                                        PART II


Item 13        Defaults, Dividend Arrearages and Delinquencies........................................    128

Item 14        Material Modifications to the Rights of Security Holders and Use of Proceeds...........    129

Item 15        Reserved...............................................................................    129

Item 16        Reserved...............................................................................    129





                                                       PART III


Item 17        Financial Statements...................................................................    129

Item 18        Financial Statements...................................................................    129

Item 19        Exhibits...............................................................................    129

               Signature..............................................................................    130



DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

         This annual report contains or incorporates by reference statements which constitute "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. Words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," variations of such words, and similar expressions are intended to identify such forward-looking statements. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

         Factors that could cause actual results to differ materially and adversely include, but are not limited to:

o changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

o changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

o        unexpected developments in certain existing litigation;

o        increased costs;

o unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

o        the factors discussed under "Risk Factors" beginning on page 13.

       You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after filing of this Form to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

         In this annual report, references to "US$ ", "U.S. dollar" and "U.S. dollars" are to United States dollars and references to "Ps.", "Peso" or "Pesos" are to Argentine Pesos. This annual report contains our audited consolidated financial statements as of June 30, 2002 and 2001 and for the years ended June 30, 2002, 2001 and 2000. Our Financial Statements have been audited by PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors.

         We prepare our Financial Statements in Pesos and in conformity with Argentine GAAP and the regulations of the Comision Nacional de Valores, which differs in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the Financial Statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See
Note 15 to our Financial Statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net (loss) income and shareholders' equity.

         Our consolidated financial statements have been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso in our historical financial statements using changes in the Argentine wholesale price index, the WPI, as published by the Instituto Nacional de Estadistica y Censos, as follows:

o We have adjusted non-monetary items and consolidated statements of operations amounts to reflect the then current general purchasing power;

o We have not adjusted monetary items as such items were, by their nature, stated in terms of current general purchasing power in our consolidated financial statements;

o We have recognized monetary gains or losses in our consolidated statements of operations, reflecting the effect of holding monetary items;

o We have used a conversion factor of 1.9562 to restate our financial statements in constant Argentine Pesos of June 30, 2002; and

o We have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of operations within total financing results, net.

         For comparative purposes, our financial statements as of June 30, 2001 and 2000 have been updated to Pesos of general purchasing power at June 30, 2002 to reflect changes in wholesale price index from our financial statements dates to June 30, 2002.

         Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

         References to fiscal years 1998, 1999, 2000, 2001 and 2002 are to the fiscal years ended June 30, 1998, 1999, 2000, 2001 and 2002, respectively.

         Also contained elsewhere in this annual report are the consolidated financial statements of E-Commerce Latina S.A., an unconsolidated equity investee, as of June 30, 2002 and 2001 and for the years ended June 30, 2002 and 2001 and for the period from December 14, 1999 (date of inception) through June 30, 2000. The consolidated financial statements of E-Commerce Latina S.A. as of and for the year ended June 30, 2001 and for the period from December 14, 1999 (date of inception) through June 30, 2000 have been audited by PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors, whose report is included elsewhere in this annual report. E-Commerce Latina S.A. prepares its financial statements in conformity with Argentine GAAP which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 14 to E-Commerce Latina's consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to E-Commerce Latina S.A., and a reconciliation to U.S. GAAP of net loss and shareholders' equity.

CERTAIN MEASUREMENTS AND TERMS

         As used throughout this annual report, the terms "Alto Palermo", "APSA", "we", "us" and "our" refer to Alto Palermo S.A., together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

         In Argentina, the standard measure of area in the real estate market is the square meter ("m2"), while in the United States and certain other jurisdictions, the standard measure of area is the square foot ("sq. ft."). All units of area shown in this annual report (e.g., gross leasable area and total constructed area of the shopping centers) are expressed in terms of square meters. One square meter is equal to approximately 10.764 square feet. As used herein, "gross leasable area" in the case of shopping centers, refers to the total leasable area of the property, regardless of our ownership interest in such property excluding common areas, parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated.

MARKET DATA

         Market data used throughout this annual report were derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Certain market data which appear herein (including percentage amounts) may not sum due to rounding.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       This item is not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

       This item is not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

         The following selected consolidated financial data have been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended June 30, 2002, 2001 and 2000 and the selected consolidated balance sheet data as of June 30, 2002 and 2001 have been derived from our financial statements included elsewhere in this annual report, which have been audited by PricewaterhouseCoopers, Buenos Aires, Argentina, independent accountants.

         Our financial statements are presented in Pesos. Our financial statements are prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 15 to the financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our net (loss) income and shareholders' equity and a reconciliation to U.S. GAAP of net (loss) income reported under Argentine GAAP for the years ended June 30, 2002, 2001 and 2000, and of shareholders' equity reported under Argentine GAAP as of June 30, 2002 and 2001. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. The selected consolidated statement of income data for the years ended June 30, 1999 and 1998 and the selected consolidated balance sheet data as of June 30, 2000, 1999 and 1998 have been derived from our audited consolidated financial statements that are not included herein. The historical results are not necessarily indicative of results to be expected for any future period.




                                                                       AS OF AND FOR THE YEARS ENDED JUNE 30,(1)
                                                       -----------------------------------------------------------------------------
                                                        2002          2002           2001          2000         1999         1998
                                                       ---------   -----------    ----------   -----------   ---------   -----------
                                                        (US$)(2)      (Ps.)         (Ps.)        (Ps.)         (Ps.)         (Ps.)
STATEMENT OF OPERATIONS DATA
ARGENTINE GAAP
Sales:
 Leases and services.............................      33,018.7     125,471.2     175,139.3     181,545.2    167,947.5    127,085.1
 Sales and development properties................         937.5       3,562.5      11,530.7       9,893.0     52,126.9     20,911.4
 Credit card operations..........................      10,735.3      40,794.2      41,945.1      26,392.4     15,016.2           --
                                                       ---------   -----------    ----------   -----------   ---------   -----------
 Total sales.....................................      44,691.6     169,827.9     228,615.0     217,830.5    235,090.5    147,996.5


Costs:
 Leases and services.............................     (18,186.4)    (69,108.5)    (70,597.8)    (69,824.3)   (68,741.7)   (48,526.0)
 Sales and development properties................      (1,264.1)     (4,803.7)    (12,566.5)    (10,397.0)   (40,544.2)   (14,694.8)
 Credit card operations..........................      (3,007.8)    (11,429.5)    (13,977.9)     (8,734.3)    (5,392.5)          --
                                                      ---------   -----------    ----------   -----------   ---------   -----------
 Total costs.....................................     (22,458.3)    (85,341.7)    (97,142.2)    (88,955.6)  (114,678.3)   (63,220.9)

Gross profit:
 Leases and services.............................      14,832.3      56,362.7     104,541.4     111,720.8     99,205.9     78,559.0
 Sales and development properties................        (326.6)     (1,241.2)     (1,035.8)       (504.0)    11,582.6      6,216.6
 Credit card operations..........................       7,727.5      29,364.6      27,967.2      17,658.1      9,623.7           --
                                                       ---------   -----------    ----------   -----------   ---------   -----------
 Total gross profit..............................      22,233.2      84,486.2     131,472.8     128,874.9    120,412.2     84,775.6
Selling expenses.................................     (13,602.0)    (51,687.5)    (27,581.7)    (44,780.8)   (13,676.6)   (10,923.4)
Administrative expenses..........................      (5,944.5)    (22,589.2)    (30,831.8)    (27,608.3)   (27,134.4)   (17,102.9)
Torres de Abasto unit contracts' rescissions.....          14.1          53.7         (26.2)     (3,373.9)          --           --
Net (loss) income in credit card trust...........        (952.9)     (3,620.9)      2,058.9         522.8           --           --
                                                       ---------   -----------    ----------   -----------   ---------   -----------
Operating income.................................       1,748.0       6,642.4      75,092.0      53,634.7     79,601.1     56,749.2


Net (loss) income in related companies...........      (1,232.7)     (4,684.4)     (3,024.3)        (44.3)       598.6      1,099.0
Financial results, net(3)........................     (10,238.0)    (38,904.6)    (63,130.1)    (49,600.6)   (38,834.0)    (6,886.6)
Other (expense) income, net......................      (2,538.4)     (9,646.1)       (272.9)       (850.2)      (472.9)     6,807.8
                                                       ---------   -----------    ----------   -----------   ---------   -----------

(Loss) income before taxes, minority interest and
  preacquisition earnings .......................     (12,261.2)    (46,592.7)      8,664.8       3,139.6     40,892.8     57,769.3
Income tax.......................................        (339.6)     (1,290.4)     (2,356.8)     (8,349.7)   (13,292.1)   (11,511.3)

Pre-acquisition earnings attributable to the former
  shareholders of acquired companies(4) .........            --            --            --            --           --     (7,972.3)
Minority interest................................       1,442.2       5,480.2        (845.4)       (364.6)    (1,925.1)    (1,109.4)

Net (loss) income................................     (11,158.7)    (42,402.9)      5,462.6      (5,574.7)    25,675.6     37,176.4
                                                       ========    ===========    =========    ===========   =========   ==========


Net (loss) income per share......................        (0.016)       (0.061)        0.008        (0.008)       0.041        0.058
Net (loss) income per ADS........................        (0.638)       (2.423)        0.313        (0.319)       1.618        2.341
Number of shares.................................     700,000.0     700,000.0     700,000.0     673,708.8    635,000.0    635,000.0
                                                               -
U.S. GAAP                                                      -
Sales............................................      44,898.4     170,613.8     228,185.1     217,474.6    232,018.0    147,996.5
Net (loss) income ...............................     (37,889.8)   (143,981.1)    (12,658.5)     10,252.3      2,909.7     17,127.5
Basic and diluted net (loss) income per share....         (0.05)        (0.21)        (0.02)         0.02        0.004         0.04
Basic and diluted net (loss) income per ADS......         (2.17)        (8.23)        (0.72)         0.61         0.16         1.56
Weighted average number of shares outstanding....     700,000.0     700,000.0     700,000.0     673,708.8    635,000.0    635,000.0




                                                                           AS OF AND FOR THE YEARS ENDED JUNE 30,(1)
                                                       -----------------------------------------------------------------------------
                                                        2002          2002           2001          2000         1999         1998
                                                       ---------   -----------    ----------   -----------   ---------   -----------
                                                        (US$)(2)    (Ps.)         (Ps.)         (Ps.)        (Ps.)         (Ps.)
BALANCE SHEET DATA

ARGENTINE GAAP

Current Assets:

  Cash and banks and investments.................        5,796.9      22,028.2      29,557.5      13,476.2     39,776.2    139,083.7
  Accounts receivable, net.......................        5,627.3      21,383.9     101,240.2      88,622.0    102,910.7     58,108.3
  Inventory......................................          308.0       1,170.5       7,486.7      19,360.3     61,523.1           --
  Other receivables and prepaid expenses.........        1,316.7       5,003.5      22,066.2      38,766.6     21,657.7     17,561.6
                                                       ---------   -----------    ----------   -----------   ----------  -----------
Total current assets.............................       13,049.0      49,586.1     160,350.7     160,225.2    225,867.7    214,753.6

Non-current assets:

  Accounts receivable, net.......................        1,224.0       4,651.1       9,499.4      11,621.5      5,292.4      1,981.0
  Other receivables and prepaid expenses, net....        6,662.7      25,318.1      28,586.5       7,222.6     17,789.2     21,396.3
  Investments....................................        5,888.4      22,375.9      30,450.0      18,035.8     13,490.3     13,014.0
  Inventory, net.................................        5,826.7      22,141.3      27,343.9      11,696.6           --     41,832.0
  Fixed assets, net..............................      223,876.7     850,731.5     947,484.4     992,677.0    985,365.3    717,709.4
  Intangible assets, net.........................       11,767.3      44,715.7      54,108.8      44,164.2     36,685.2     38,460.7
                                                       ---------   -----------    ----------   -----------  -----------  -----------
Total non-current assets.........................      255,245.7     969,933.5   1,097,472.9   1,085,417.6  1,058,622.3    834,393.4
                                                       ---------   -----------    ----------   -----------  -----------  -----------
Total assets.....................................      268,294.6   1,019,519.6   1,257,823.6   1,245,642.8  1,284,490.1  1,049,147.0

Current liabilities:

  Trade accounts payable.........................        4,471.9      16,993.2      33,912.4      36,744.8     24,212.7     22,890.3
  Customer advances..............................        2,377.6       9,034.8      31,723.9      38,532.8     36,839.2     41,319.8
  Short-term debt................................       10,299.4      39,137.6     109,220.4     240,452.7    358,226.6    233,732.3
  Related parties................................          166.8         633.9         865.8         779.6         12.7     50,571.5
  Salaries and social security payable...........          374.4       1,422.6       6,123.5       3,069.6      3,355.3      2,239.7
  Taxes payable..................................        2,988.7      11,356.9       5,330.4      13,317.2      5,768.3      2,112.9
  Other liabilities..............................        1,502.7       5,710.4       3,242.7       3,717.0      4,116.5      8,017.3
                                                       ---------   -----------    ----------   -----------  -----------  -----------
Total current liabilities........................       22,181.4      84,289.4     190,419.0     336,613.7    432,531.3    360,883.7

Non-current liabilities:

  Trade accounts payable.........................        1,609.8       6,117.1       3,776.2       4,403.3      5,030.5      5,496.3
  Customer advances..............................        6,647.8      25,261.5      58,423.7      68,948.0     74,112.4     29,965.1
  Long-term debt.................................       44,407.6     168,748.7     336,584.6     173,811.1    140,695.3     86,130.3
  Related parties................................       29,968.5     113,880.3            --            --     49,794.2           --
  Other liabilities..............................        1,429.9       5,433.6       5,112.0       5,701.5      5,632.9      2,277.4
                                                       ---------   -----------    ----------   -----------  ----------   -----------
Total non-current liabilities....................       84,063.5     319,441.1     403,896.5     252,863.9    275,265.3    123,868.9
                                                       ---------   -----------    ----------   -----------  -----------  -----------
Total liabilities................................      106,244.9     403,730.6     594,315.5     589,477.6    707,796.6    484,752.6
Minority interest................................        3,837.3      14,581.8      19,898.0      18,017.8     19,971.1     18,476.9
Accumulated retained (losses) earnings...........       (2,389.1)     (9,078.6)     33,597.5      28,134.9     45,263.6     36,317.4
Shareholders' equity.............................      158,212.4     601,207.2     643,610.1     638,147.5    556,722.3    545,917.3



                                                                           AS OF AND FOR THE YEARS ENDED JUNE 30,(1)
                                                       -----------------------------------------------------------------------------
                                                        2002          2002           2001          2000         1999        1998
                                                       ---------   -----------    ----------   -----------   ---------  -----------
                                                         (US$)(2)    (Ps.)         (Ps.)         (Ps.)        (Ps.)         (Ps.)
U.S. GAAP
Total assets.....................................      272,025.4   1,033,696.6   1,263,625.6   1,257,559.4  1,281,550.4 1,049,988.2
Shareholders' equity.............................      124,179.3     471,881.3     617,842.0     628,505.7    521,484.3   525,825.0


CASH FLOW DATA
  ARGENTINE GAAP:
Net cash provided by operating activities........       12,611.8      47,924.7      28,338.2      85,662.3     48,721.1    91,785.1
Net cash used in investing activities............         (877.0)     (3,332.7)    (48,646.2)    (48,105.8)  (316,225.6) (375,148.7)
Net cash (used in) provided by  financing activities   (12,848.6)    (48,824.8)     25,711.9     (63,269.7)   168,401.7   413,905.5

  U.S. GAAP:
Net cash provided by operating activities........       15,730.4      59,775.4      27,897.6      85,386.7     48,721.1    91,785.1
Net cash used in investing activities............         (821.1)     (3,120.1)    (48,205.6)    (47,830.2)  (316,225.6) (375,148.7)
Net cash provided by (used in) financing activities    (12,848.6)    (48,824.8)     25,711.9     (63,269.7)   168,401.7   413,905.5

Effect of exchange rate changes on cash and cash
  equivalents....................................          (12.4)        (47.2)           --            --           --          --
Effect of inflation accounting ..................       (3,162.1)    (12,016.0)           --            --           --          --

OTHER FINANCIAL DATA

ARGENTINE GAAP:
Capital expenditures (5).........................          918.6       3,490.5      49,289.6      48,082.3    316,347.9   378,471.9
Depreciation and amortization ...................       16,711.8      63,505.0      64,273.3      59,117.6     64,172.0    30,149.1
Current assets/current liabilities...............           0.59          0.59          0.84          0.48         0.52        0.60
Non-current assets/total assets..................           0.95          0.95          0.87          0.87         0.82        0.80
Net income (loss) /average net worth.............          (0.07)        (0.07)         0.01        (0.01)         0.05        0.12
Dividends per share..............................             --            --            --            --         0.01        0.02
Dividends per ADS................................             --            --            --            --         0.59        0.94



         -------------------------------

         (1) In thousands of Pesos, except per share amounts and for ratios. Sums may not total due to rounding.

         (2) Solely for the convenience for the reader we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nacion Argentina for June 28, 2002, which was Ps. 3.80 per US$
              1.0. We make no representation that the Argentine Peso or U.S. dollar amounts actually represent, could have been or could be converted into dollars at the rates indicated, at any particular rate or at all. See "Exchange Rates".

         (3) Includes financial discounts, surcharges for late payments, exchange differences, net, (loss) gain on exposure to inflation and other financial results.

         (4) Includes Ps. 8.0 million of pre-acquisition earnings attributable to the former shareholders of acquired companies for the year ended June 30, 1998.

         (5) Capital expenditures represent the cash cost in respect of capital expenditures during the year, which includes purchases of property, plant and equipment and investments in other properties.

         B.   EXCHANGE RATES

         In April 1991, Argentine law established a fixed exchange rate under which the Argentine Central Bank was legally obligated to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar.

         On January 7, 2002, Congress enacted the Public Emergency Law pursuant to which the Executive Branch was granted the power to determine the new exchange rate between the Peso and foreign currencies and to approve the corresponding monetary regulations. Subsequently, the Executive Branch announced the devaluation of the Peso and established a dual exchange rate system pursuant to which certain limited transactions occurred at a fixed rate of Ps. 1.4 per US$ 1.0 and all other transactions were settled at a floating market rate, depending on supply and demand. See "Risk Factors - Risks Related to Argentina".


         The Public Emergency Law amends several provisions of the 1991 Argentine law, the most important of which are:

o the repeal of the Ps. 1.00 to US$ 1.00 fixed exchange rate which was established in 1991,

o the elimination of the obligation of the Argentine Central Bank to sell foreign currency for conversion transactions at the rate Ps. 1.00 = US$ 1.00,

o the elimination of the requirement that the Argentine Central Bank's reserves in gold and foreign currency shall at all times be equivalent to not less than 100% of the monetary base. However, the law only states that the Argentine Central Bank's reserves in gold and foreign currency will need to be at all times sufficient to support the monetary base. Accordingly the monetary base is not necessarily fully backed by foreign currency-denominated reserves, which would potentially have an inflationary effect on prices, and

o the continuing prohibition of escalation clauses and other means of adjustment of monetary obligations in Pesos.

         Since February 11, 2002, there has been a single free exchange market for all exchange transactions, with the following main features:

o        the rate of exchange is determined by free supply and demand,

o exchange transactions may only be carried out by entities authorized by the Argentine Central Bank to do so,

o transfers abroad by the private non-financial sector, the financial sector and public companies which do not depend on the state for their budget for principal servicing of financial loans or profit or dividend remittances will require prior approval from the Argentine Central Bank, regardless of their method of payment. This requirement will not apply to transfers relating to (i) debt agreements with international agencies, (ii) debt with banks participating in the financing of investment projects jointly financed by international agencies, and
         (iii) debt agreements with official credit agencies or debt guaranteed by them.

         Since then, the exchange rate has continued to grow, forcing the Argentine Central Bank to intervene in the market by selling and buying U.S. dollars in order to prevent a significant depreciation of the Peso.

         Before 1991, the Argentine currency had experienced a significant number of large devaluations and Argentina had adopted and operated under various exchange control policies. We cannot assure you that the Executive Branch will continue its current policies or that further devaluations will not take place.

         The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal Pesos per U.S. dollar. On October 31, 2002, the applicable Peso/U.S. dollar exchange rate was Ps. 3.47 to US$ 1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

                             NOMINAL EXCHANGE RATES


                                                                        EXCHANGE RATE
                                            ----------------------------------------------------------------------
                                                HIGH(1)            LOW(2)          AVERAGE(3)       PERIOD END
                                            ----------------- ----------------- ----------------- ----------------
Year Ended December 31, 1996.............        1.0000            0.9990            0.9995            1.0000
Year Ended December 31, 1997.............        1.0000            0.9990            0.9995            1.0000
Year Ended December 31, 1998.............        1.0000            0.9990            0.9995            1.0000
Year Ended December 31, 1999.............        1.0000            0.9990            0.9995            1.0000
Year Ended December 31, 2000.............        1.0000            0.9990            0.9995            1.0000
Year Ended December 31, 2001(4)..........        1.0000            0.9990            0.9995            1.0000
Month Ended January 31, 2002.............        2.0700            1.6000            1.9100            2.0500
Month Ended February 28, 2002............        2.1500            1.7000            2.0000            2.1500
Month Ended March 31, 2002...............        3.1500            2.0500            2.4400            3.0000
Month Ended April 30, 2002...............        3.1500            2.6800            2.8900            2.9800
Month Ended May 31, 2002.................        3.5500            3.0500            3.3064            3.5500
Month Ended June 30, 2002................        3.8600            3.4700            3.6250            3.8000
Month Ended July 31, 2002................        3.7400            3.5000            3.5709            3.6500
Month Ended August 31, 2002..............        3.6000            3.5400            3.5762            3.5800
Month Ended September 30, 2002...........        3.7500            3.6200            3.6543            3.7400
Month Ended October 31, 2002.............        3.7000            3.4700            3.6059            3.4700


-------------------------------
(1) The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2) The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)      Average of month-end rates.
(4) From December 23, 2001 through January 11, 2002 Banco Nacion did not publish an official exchange rate due to governmental suspension of the exchange market.

Source: Central Bank; Banco de la Nacion Argentina, Bloomberg

         Increases in Argentine inflation or devaluation of the Argentine currency could materially and adversely affect our operating results.

C. RISK FACTORS

       You should consider the following risks with respect to an investment in our company and the country in which we operate.

       We also may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may materially impair our business. In general, you take more risk when you invest in companies which operate in emerging markets such as Argentina than when you invest in companies which operate in the United States.

RISKS RELATED TO ARGENTINA

       OVERVIEW OF ARGENTINE ECONOMIC AND POLITICAL RISKS

       All of our operations and properties are located in Argentina. Domestic demand for our rental and development properties broadly reflects prevailing conditions in the Argentine economy. Accordingly, contraction in the domestic economy or other adverse economic conditions may reduce demand for our properties and their values and may adversely affect our ability to meet our obligations. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation. In 1988, 1989 and 1990, the annual inflation rates were approximately 338%, 4,924% and 1,344%, respectively, based on the consumer price index and approximately 432%, 5,386% and 798%, respectively, based on the wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rate systems during this period. At various times throughout Argentine history, the foreign exchange market has been subject to exchange controls.

       In 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928 and its Regulatory Decree No. 529/91 (together, the "Convertibility Law"). The Convertibility Law fixed the exchange rate at one Peso per U.S. dollar and required that the Argentine Central Bank maintain reserves in gold and foreign currency in an amount at least equivalent to the monetary base. Following adoption of the Convertibility Law, inflation declined steadily and the Argentine economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.0% in 1999, 0.5% in 2000 and 4.9% in 2001. During the second half of 2001, Argentina's recession worsened significantly, precipitating the political and economic crisis described in greater detail below.

       RECENT POLITICAL AND ECONOMIC INSTABILITY HAS PARALYZED COMMERCIAL AND FINANCIAL ACTIVITIES

       Following his election in October 1999, President Fernando De la Rua was confronted with the challenges of dealing with Argentina's enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. However, he lacked the support of Congress, which was controlled by the opposition Peronista party, and the cooperation of several provincial governors who were also Peronistas. His political strength was further weakened by infighting within his own party which reached a peak with the resignation of the Vice-President in October 2000.

       The De la Rua administration failed to address adequately the growing public sector deficit, both at the federal as well as at the provincial level. As tax revenues dropped as a result of the recession, the public sector relied increasingly on financing from local, and to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector's creditworthiness deteriorated, interest rates increased to record highs, bringing the Argentine economy to a virtual standstill. The lack of confidence in the country's economic future and its ability to sustain the Peso's parity with the U.S. dollar led to massive withdrawals of deposits from the financial system. Despite prior assurances to the contrary, on December 1, 2001, the Argentine government enacted Decree No. 1570/01 by which it effectively froze bank deposits and introduced exchange controls restricting capital outflows. Some of these measures, known as the "corralito", included restrictions on rights to withdraw deposits from financial institutions and the prohibition of transfers of money abroad. These measures caused social discontent to increase, triggering the looting of stores throughout Argentina on December 19, 2001, and the resignation of Minister of Economy, Domingo Cavallo. On December 21, 2001, after declaring a state of siege, President De la Rua resigned in the midst of an escalating political, social and economic crisis.

       Following the resignation of the interim President Adolfo Rodriguez Saa, only one week after his appointment, on January 1, 2002, the Legislative Assembly elected Peronista senator Eduardo Duhalde as President to serve for the remaining term of former President De la Rua until December 2003. On July 2, 2002, President Duhalde announced that presidential elections would be held in March 2003 instead of October 2003 and that the new president would begin his mandate on May 2003 instead of December 2003. On November 18, 2002, an agreement between provincial governors was signed so as to postpone the presidential elections until April 27, 2003, with the new president assuming his mandate in May, 2003. Since his appointment on January 2, 2002 President Duhalde and the current Argentine government have undertaken a number of far-reaching initiatives including:

o ratifying the suspension of payment of almost all of Argentina's sovereign debt declared by the interim President;

o ending the Peso-U.S. dollar Parity set forth in the Convertibility Law and the resulting devaluation of the Peso;

o converting certain U.S. dollar-denominated debts ruled by Argentine Law into Peso-denominated debts at a one-to-one exchange rate;

o converting, with limited exceptions (financial and commercial), U.S. dollar-denominated bank deposits into Peso-denominated bank deposits on an exchange rate of Ps. 1.4 per U.S. dollar;

o restructuring bank deposits and continuing restrictions on bank withdrawals and transfers abroad;

o enacting an amendment to the Argentine Central Bank's charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems;

o requiring that, beginning on June 26, 2002, the general exchange positions of financial entities cannot exceed 5% of the value of their assets are available to pay their liabilities (a minimum of US$ 1,000,000 for banking institutions and US$ 500,000 for non-banking financial institutions), as registered in November, 2001; and

o allocating Argentine government bonds to financial institutions in compensation for their obligation to both convert all U.S. dollar-denominated loans into Peso-denominated loans at a one-to-one exchange rate and convert all U.S. dollar-denominated bank deposits into Peso-denominated deposits at an exchange rate of Ps. 1.40 per U.S. dollar.

       At this time, the degree of internal and external support for the Duhalde administration still remains unclear. Widespread political protests and social disturbances are continuing on an almost daily basis, and to date the International Monetary Fund ("IMF") and other multilateral and official sector lenders have indicated their unwillingness to provide financial aid until a sustainable economic program has been presented. It is unclear whether President Duhalde will be able to finish his mandate, whether he will have the necessary support to implement the reforms required to restore economic growth or whether he will even be able to remain in power. The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the new Argentine government, or any particular set of economic policies, have created an atmosphere of great uncertainty. This uncertainty is aggravated by the increasing tension between the Executive Branch, the Judiciary and Congress. As a result, virtually all commercial and financial activities have been paralyzed, further aggravating the economic recession which precipitated the current crisis.

       These conditions have had and can be expected to have a material adverse effect on our financial condition and results of operations as they have paralyzed, and we expect will continue to paralyze, investment and consumption decisions, thus causing a reduction in retail sales, sales of real estate and demand for commercial space.

       ARGENTINA'S INSOLVENCY AND RECENT DEFAULT ON ITS PUBLIC DEBT HAS DEEPENED THE CURRENT FINANCIAL CRISIS

       As of December 2001, Argentina's total gross public debt was approximately US$ 137.0 billion. On December 23, 2001, former interim President Rodriguez Saa declared the suspension of payments on certain of Argentina's sovereign debt, and President Duhalde ratified this measure on January 2, 2002. Furthermore, the restrictions on bank withdrawals imposed from December 1, 2001 until December 2, 2002 and the ensuing paralysis of economic activity, have caused tax collections to drop dramatically in recent months.

       The Argentine government's current insolvency and inability to obtain financing can be expected to affect significantly its ability to implement any reforms, undermining the private sector's ability to restore economic growth, and may result in deeper recession, higher inflation and unemployment and greater social unrest. Furthermore, the restrictions on bank withdrawals, and the ensuing paralysis of economic activity, have caused tax revenues to drop dramatically in recent months. As a result, our business, financial condition and results of operations will likely be materially and adversely affected, as paralysis of the economy and inflation negatively affect consumers' purchasing power, which, in turn, affects retail sales and shopping center space.

       Moreover, on November 14, 2002, the Argentine government defaulted on all but a fraction of an US$ 805 million payment due on that date to the World Bank, deepening the country's rift with the international financial establishment and stirring concern about a new deterioration in relations between the United States and Latin America. Countries that fail to pay official multilateral institutions such as the World Bank risk becoming full-fledged international financial pariahs and, though Argentina fully intends to meet its obligations once an IMF agreement is reached, the country could fall further into economic isolation. Eventually, the World Bank will suspend disbursements on projects that aid the country's poor and Argentine businesses that are still receiving loans from abroad to finance exports and imports will probably find it much more difficult to do so.

       THE ARGENTINE PESO HAS BEEN SUBJECT, AND MAY CONTINUE TO BE SUBJECT TO, SUBSTANTIAL DEPRECIATION AND VOLATILITY

       The Argentine government's economic policies and any future changes in the value of the Peso against the U.S. dollar could adversely affect our financial condition and result of operations. The Peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

       As a result of inflationary pressures, the Argentine currency was devaluated repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rates, and prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. During the 1990s the devaluation and fluctuation of the Peso against the U.S. dollar was controlled by the Convertibility Law, which fixed the exchange rate at one Peso per U.S. dollar. However, the Economic Emergency Law puts an end to ten years of U.S. dollar-Peso parity, and in recent months, the Argentine government has authorized a free floating exchange rate for all transactions. This has resulted in a significant devaluation of the Peso. Since the devaluation of the Peso, the Peso has fluctuated significantly, causing the Argentine Central Bank to intervene in the market to support the value of the Peso by selling or buying U.S. dollars. As of October 31, 2002, the exchange rate was Ps. 3.47 to US$ 1.00.

       No assurance can be given that future policies to be adopted by the Argentine government will be able to control the value of the Peso and it is likely that the Peso will be subject to significant fluctuations and depreciations in the future.

       THE RECENT DEVALUATION OF THE PESO WILL ADVERSELY AFFECT ARGENTINE ECONOMIC CONDITIONS AND OUR FINANCIAL POSITION

       On January 6, 2002, Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the "Public Emergency Law"), putting an end to ten years of U.S. dollar-Peso parity under the Convertibility Law and eliminating the requirement that the Argentine Central Bank's reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to the sum of the Pesos in circulation and the Peso deposits of the financial sector with the Argentine Central Bank. The Public Emergency Law grants the Executive Branch the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. On the same day, the Executive Branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Argentine Central Bank approval, and import and export transactions at an exchange rate of Ps. 1.4 per U.S. dollar and a floating rate to be freely determined by the market for all other transactions.

       On January 11, 2002, after the Argentine Central Bank ended a banking holiday that it had imposed since December 21, 2001, the exchange rate began to float for the first time since April 1991. Higher demand for scarce U.S. dollars caused the U.S. dollar to trade well over the Ps. 1.4 per U.S. dollar rate used by the Argentine government. As a result, the Argentine Central Bank intervened on several occasions by selling U.S. dollars to support the Peso. However, the Argentine Central Bank's ability to support the Peso by selling U.S. dollars depends on its limited U.S. dollar reserves and external financial assistance from the IMF, which it has been unable to obtain. On February 3, 2002, the Executive Branch announced the elimination of the dual exchange rate in favor of a single floating rate for all transactions and on the same day another banking holiday was imposed, preventing the conversion of Pesos until February 11, 2002. Moreover, to allow for a period to find a solution to the continuing problem of decreasing bank reserves, the Argentine government imposed another banking holiday from April 22 to April 26. Since January 2002, trading in foreign currency has been limited and involved small amounts mainly due to restrictions imposed on bank deposits. Furthermore, the Argentine Central Bank has approved only a limited number of transactions involving the transfer of foreign currency abroad and has determined certain transfer of funds to be made only with its prior approval.

       The Argentine government is facing severe fiscal problems due to the recent devaluation. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are U.S. dollar-denominated. Therefore, the Argentine government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Peso.

       Past history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the Argentine government's ability to create conditions that would permit growth.

       Since the end of Convertibility, according to numbers released by the Instituto Nacional de Estadistica y Censos ("INDEC") the consumer price index has increased by 40.0% in the first nine months of the year while the WPI has grown by 123.5%.

       Great uncertainty exists surrounding the ultimate resolution of Argentina's economic and political instability and actual results are unpredictable. The Argentine economic and political situation continues to evolve and the Argentine government may enact future regulations or policies that, when finalized and adopted, may adversely and materially impact, among other items:

o the realized revenues we receive for services offered in Argentina, such as rental contracts;

o      our asset valuations; and

o our Peso-denominated monetary assets and liabilities, which could be affected by the introduction of different inflation adjustment indexes.

       THERE IS RISK THAT THE ARGENTINE FINANCIAL SYSTEM WILL COLLAPSE

       Although the amount of deposits in the Argentine banking system has been decreasing during the last few years, during the last quarter of 2001 a significant amount of deposits were withdrawn from Argentine financial entities as a consequence of the increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities in an attempt to pay back depositors. However, the general unavailability of external or local credit created a liquidity crisis which triggered numerous payment defaults which in turn undermined the ability of many Argentine banks to pay back depositors.

       To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the De la Rua administration restricted the amount of cash that account holders could withdraw from banks. Subsequently, the Duhalde administration in an attempt to stop the continuing drain on bank reserves enforced a mandatory rescheduling of maturities and released a schedule stating how and when money in savings and checking accounts and maturing time deposits would become available. These restrictions, known as the "corralito", are still in effect, although restrictions on withdrawals for banking and saving accounts have been relaxed. In addition, on June 1, 2002, in an attempt to resolve the "corralito" problem, the Argentine government published a decree which offers deposit holders the opportunity to exchange their rescheduled deposits for three different types of bonds:

o bonds due 2012: offered to holders of deposits in U.S. dollars which had been pesified at an exchange rate of Ps. 1.40 per U.S. dollar. These bonds are denominated in U.S. dollars;

o bonds due 2007: offered to holders of deposits in U.S. dollars or Pesos. These bonds are denominated in Pesos with an annual interest rate of 2% plus an inflation adjustment; and

o bonds due 2005: offered to holders of deposits in U.S. dollars or Pesos who are over 75 years old; received the deposited amount as indemnity or suffer from certain health problems. These bonds grant the holder the option to exchange the original deposit into a bond in U.S. dollars at an exchange rate of Ps. 1.40 per U.S. dollar.

       These bonds can be used to purchase public goods, machinery and new cars, to acquire properties under construction, to pay bank debts, to pay taxes due June 1, 2001, and to invest in trust funds to finance investment projects. Deposit holders who decide not to subscribe to these bonds will be granted a rescheduled deposit certificate (CEDRO) with which they will be able to purchase certain new securities and notes. This certificate may also be sold on the Bolsa de Comercio de Buenos Aires and on other Argentine stock exchanges, or kept until its rescheduled maturity date.

       Despite the "corralito", between January 1 and July 1, 2002, approximately Ps. 20.0 billion were withdrawn from banks due to court rulings that enabled certain depositors to withdraw their money. This resulted in a further weakening of the banking system. Consequently, on April 25, 2002, the Argentine government enacted Law No. 25,587 in an attempt to stop the outflow of funds caused by several judicial measures which forced financial institutions to return deposited funds to their owners as a precautionary measure, pending the resolution of claims. This new law prevents judges from adopting said provisional measures in all proceedings against the Argentine government or any financial institution which involve funds frozen in the financial system.

       The "corralito" led to the paralysis of virtually all commercial and financial activities and significantly diminished consumer retail spending as a result of increased uncertainty, the inability for depositors to access their savings and a general shortage of cash. Additionally, social unrest and protests directed against financial institutions and the Argentine government became widespread.

       On November 24, 2002, Economy Minister Roberto Lavagna, announced that the Government would lift the unpopular limits it had established on cash withdrawals from savings and checking accounts as from December 2, 2002, although fixed-term deposits would remain frozen for the time being. As the devastating recession shows signs of levelling out and confidence in banks slowly returns, restrictions on about 21 billion pesos in deposits will be freed up. A step-by-step loosening of the bank restrictions should free up more money for economic activity, be popular politically, have neutral effect on the currency and please the International Monetary Fund.

       Nevertheless, the solvency of the Argentine financial system is still in jeopardy, and the system's failure would have a material and adverse effect on the prospects for economic recovery and political stability, thus adversely affecting our revenue stream and our ability to access new credit or refinance our existing debt.

       THE PARALYSIS OF ARGENTINE PAYMENT SYSTEM IS ADVERSELY IMPACTING ECONOMIC ACTIVITY AND OUR ABILITY TO OPERATE

       Argentina's economy is currently suffering from a disruption in traditional systems of payment due to a severe shortage of liquidity in the marketplace. The current shortage is the result of several factors. Argentina has been in an economic recession since the fourth quarter of 1998, which reduced excess cash and access to credit. Due to mounting concern over the sustainability of de la Rua's economic plan, large quantities of bank deposits were withdrawn from local financial institutions and transferred abroad. This run on deposits threatened to collapse the banking system, effectively suspending access to deposits and credit. The former De la Rua administration imposed strict limits on withdrawals on December 1, 2001, which are still in place in a less restrictive form. In addition, when the Argentine government repealed the Convertibility Law on January 10, 2002, widespread fear of major devaluations of the Peso further increased demand for U.S. dollars, and consumers have become more reluctant to use U.S. dollars for payments of goods and services.

       The ensuing shortage of cash disrupted Argentina's payment system, which has historically favored cash settlements. The shortage of cash and resulting scarcity of working capital has contributed to a severe contraction of customary trade credit which in turn has brought many commercial activities to a standstill. The disruption of the payment system has had a particularly significant impact on Argentina's cash-based informal economy and those who depend on it.

       A significant portion of retail sales is paid in cash and, as a result, the scarcity of liquidity in the financial system is likely to adversely affect tenants' sales and the overall financial condition of our tenants and, thus, will adversely affect our ability to make cash collections.

       INFLATION IS ESCALATING AND UNDERMINING PROSPECTS FOR ECONOMIC RECOVERY IN ARGENTINA

       On January 24, 2002, the Argentine government amended the charter of the Argentine Central Bank to allow the Argentine Central Bank to print currency in excess of the amount of the foreign reserves it holds without having to maintain a fixed and direct relationship with the foreign currency and gold reserves, to make short-term advances to the federal Argentine government to cover its anticipated budget deficits, and to provide financial assistance to financial institutions with liquidity or solvency problems.

       There is considerable concern that if the Argentine Central Bank prints currency to finance deficit spending, significant inflation will result. Through October 31, 2002, the consumer price index and the wholesale price index had exhibited cumulative increases of 40.0% and 123.5%, respectively. Past history raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the Argentine government's ability to create conditions that would permit growth. We cannot assure that the Argentine economy will not be negatively affected by a resurgence of inflation, which would materially and adversely affecting our financial condition and results of operations

       HIGH UNEMPLOYMENT AND OTHER LABOR DIFFICULTIES HAVE CONTRIBUTED TO THE SOCIAL UNREST IN ARGENTINA AND MAY AFFECT OUR OPERATIONS

       In October 2001, unemployment stood at 18.3%. As a consequence of the continued recession, unemployment increased to 21.5% in May 2002. Figures are released bi-annually in May and October, and the current unemployment rate is believed to be significantly higher than the most recently published official rate. Moreover, during the last few months since the devaluation of the Peso, the labor market has not only been affected by unemployment but it has also been negatively affected by a significant decrease in real salary due to growing inflation.

       Unemployment and underemployment continue to create serious social problems in Argentina. In order to moderate the social instability arising from the labor situation, the present administration has included in its 2002 budget, social aid programs aimed at improving health and food provision, employment generation and a subsidy for the unemployed. Nevertheless, such programs have yet to mitigate the current social unrest, and if unemployment rates do not decrease substantially, consumption of retail goods will be detrimentally affected which in turn will adversely affect the financial condition of our tenants, and consequently, our results of operations.

       RECENT AMENDMENTS TO THE "BANKRUPTCY LAW" ADVERSELY AFFECT PROPERTY
RIGHTS

       In February 2002, the Argentine Congress amended the bankruptcy law that impaired certain protections afforded to creditors. Such law suspended any foreclosure proceedings, whether in or out of court, including under mortgage and pledge-secured loans, for a 270-day period after its enactment.

       Faced with increasing pressure, the Government promulgated a new bankruptcy law which repealed the suspension of foreclosures. However, the suspension of such foreclosures was retained for a period of 270 days after its enactment with respect to a debtor's dwelling, or a debtor's property dedicated to production, trade or service provision activities. Although the period of 270 days expired on November 15, 2002, we cannot assure you that the Argentine government would not concede debtors a new extension of the suspension of the foreclosures.

       UNCERTAINTY REGARDING ARGENTINE AND BRAZILIAN PRESIDENTIAL ELECTIONS

       There is great uncertainty with respect to the Argentine electoral future. It is not still clear if presidential elections will be held in April 2003, as a consequence of a consented early resignation of President Duhalde or if they will be postponed until October 2003. The political turbulence caused by oncoming elections could jeopardize the relative economic stability achieved during the last months of year 2002.

       The future of Argentina relies in a great extent on the policies that the newly elected president is to implement. Investment decisions will depend on the future government's ability to revert investors' distrust by guarantying the fulfillment of property rights, contracts and laws. The future of the country will as well depend on the achievement of a sustainable and solvent fiscal situation.

       Moreover, the measures that are expected to be adopted by the recently elected president in Brazil, Luiz Inacio Da Silva, beginning in January 2003, would also have a significant impact on Argentina's political and economic future.

       FUTURE GOVERNMENTAL POLICIES WILL LIKELY SIGNIFICANTLY AFFECT THE ECONOMY AS WELL AS THE OPERATIONS OF FINANCIAL INSTITUTIONS

       The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. Due to the current Argentine crisis, in the last few months the Argentine government has promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy as well as financial institutions in particular. We cannot assure you that laws and regulations currently governing the economy or the banking sector will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition or results of operations.

       Due to the current social and political crisis, investing in Argentina also entails the following risks:

o civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes;

o expropriation, nationalization and forced renegotiation or modification of existing contracts; and

o taxation policies, including royalty and tax increases and retroactive tax claims.

RISKS RELATED TO OUR BUSINESS

       WE ARE NOT IN COMPLIANCE WITH CERTAIN FINANCIAL COVENANTS AND WE ARE NOT ABLE TO INCUR ANY ADDITIONAL INDEBTEDNESS FOR SO LONG AS SUCH COVENANT VIOLATIONS EXIST

       As of September 30, 2001, we began to not be in compliance with certain financial covenants with respect to the US$ 120 million Senior Notes due in 2005 and the Ps. 85 million Notes due in 2005. Our board of directors called a special bondholders meeting for the US$ 120 million Senior Notes on November 11, 2002, where we obtained a limited waiver with respect to such covenant violations until the submission of our financial statements as of December 31, 2002. No such waiver was obtained with respect to the Notes for Ps. 85 million, and as a result, we are not able to incur any additional indebtedness for so long as such financial covenant violations continue.

       THE ARGENTINE CENTRAL BANK HAS IMPOSED RESTRICTIONS ON THE TRANSFER OF FUNDS OUTSIDE OF ARGENTINA, WHICH COULD PREVENT US FROM SERVICING CERTAIN PAYMENTS IN CONNECTION WITH OUR SWAP AGREEMENT, AND THEREFORE COULD RESULT IN THE ACCELERATION OF ALL OF OUR INDEBTEDNESS

       Since early December 2001, the Argentine government has imposed a number of monetary and currency exchange control measures that include significant restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad. The prior approval of the Argentine Central Bank is required for all of our transfers of funds outside of Argentina before February 8, 2003 when such transfers relate to debt principal or interest payments. We entered into a swap agreement with Morgan Guaranty Trust to cover and reduce the interest rate of the Ps. 85 million unsecured Notes. Payments that could be required under the swap agreement may require such approval. We cannot assure you that the Argentine Central Bank will authorize payments to our foreign creditors pursuant to the terms of our existing financial agreements. Even if we obtained such authorization, due to the scarcity of U.S. dollars we may find it difficult to convert a large amount of Pesos into U.S. dollars to make payments that could be required in connection with our swap agreement. If the restrictions on funds transfers remain in effect and the Argentine Central Bank does not authorize us to remit funds abroad, current and noncurrent debt obligations may become immediately due and payable, unless new financing is available to us from outside Argentina or we are able to renegotiate the payments that could be required and are subject to such restrictions. Although we may in the future undertake to obtain such financing or renegotiate the payments that could be required, we cannot assure you that such efforts would succeed.

       WE ARE HIGHLY LEVERAGED AND MAY BE UNABLE TO PAY OUR DEBT

       We have had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2002, we had approximately Ps. 317.3 million of debt (net of accrued interest).

       The amount of leverage that we have could have important consequences which include limiting our ability to refinance existing debt or to borrow money to finance working capital, acquisitions and capital expenditures and requiring us to dedicate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including making acquisitions and capital expenditures. High leverage also places us at a disadvantage with respect to less leveraged competitors and limits our ability to react to changes in market conditions, the real estate industry and economic downturns.

       We may not be able to generate sufficient funds from operating cash flows to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any of the various financial and other covenants in our debt arrangements, the holders of our debt will be able to accelerate the maturity of such debt or otherwise exercise remedies, we will not be able to honor payment obligations and will likely be forced to restructure our liabilities and/or seek the protection of the bankruptcy courts. Our ability to service debt obligations or to refinance them will depend upon future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows.

       OUR USE OF FINANCIAL INSTRUMENTS FOR HEDGING MAY RESULT IN MATERIAL
LOSSES

       We use various off-balance sheet financial instruments to reduce our financing costs associated with our borrowings. The interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures.

       Nevertheless, our hedging strategies may prove ineffective to address the effects of interest rate or foreign currency exchange movements on our financial condition. We have experienced net hedging losses in the past, and we could experience such losses in the future to the extent that interest rates or foreign exchange rates shift in excess of the risk covered by hedging arrangements. In entering into interest rate and foreign currency contracts, we bear the credit risk of counterparties being unable to meet the terms of their contracts; and we may be unable to recover damages from any such defaulting counterparty through legal enforcement actions due to laws affording bankruptcy or similar protection to insolvent obligors, foreign laws limiting cross-border enforcement actions or otherwise.

         On March 30, 2000, in connection with the issuance of Ps. 85 million 14.875% unsecured Notes due April 7, 2005 (the "Notes"), we entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed us to reduce the net cost of our debt. However, due to the current economic situation of the Argentine economy, the political instability, and the depreciation of the Argentine public debt, there was a negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, we converted our Peso-denominated fixed rate debt to U.S. dollar denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As collateral for the agreement, we were required to make a deposit of US$ 50 million with the counterparty. We are not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. dollar. Thus, a continued devaluation of the Peso and/or an increase in interest rates would increase our loss which could be material to us.

       As of today, we have not have any other derivative contract open.

       THE IMPACT OF THE MANDATORY PESIFICATION AND THE POSSIBILITY OF CHANGES IN THE ACTUAL INDEXATION SYSTEM FOR CONTRACTS ORIGINALLY DENOMINATED IN U.S. DOLLARS MAY AFFECT OUR PROFIT

       Although our lease agreements are U.S. dollar-denominated obligations, Decree No. 214/02 and Decree No. 762/02 mandatorily converted all U.S. dollar monetary obligations entered into between private parties prior to January 7, 2002 that are not related to the financial system into Peso-denominated obligations at a rate of Ps. 1.00 = US$ 1.00. Additionally, these obligations are subject to inflation adjustment through the CER index. We cannot assure you that these adjustment methods will exist in the future or that they will accurately reflect inflation. If, as a consequence of this adjustment, the agreement is unfair to any of the parties, either may ask the other for a fairness adjustment. If they do not reach an agreement, a court will make the decision. New lease agreements may be freely entered into between parties.

       These changes have converted our U.S. dollar-denominated revenues from leases into Pesos. This conversion may materially and adversely affect our financial condition and our ability to make payment of our liabilities denominated in U.S. dollars, because cash flows will be denominated in devaluated Pesos.

       RISKS ASSOCIATED WITH REAL ESTATE INVESTMENTS

       Our real estate investments are subject to risks common to commercial and residential properties in general, many of which are not within our control. Any one or more of these risks might materially and adversely affect our business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred.

       Our ability to generate income from our properties sufficient to service our debt and cover other expenses may be adversely affected by the following factors, among others, some of which we cannot control:

o oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for us;

o increased competition from other real estate operators which might drive down our prices and profits;

o changes in our ability or our tenants' ability to provide for adequate maintenance and insurance, possibly decreasing the life of and revenue from a property;

o      increases in operating expenses which could lower our profitability;

o the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

o the need to periodically renovate, repair and release space, the higher costs thereof and the ability of a tenant to provide adequate maintenance and insurance; and

o exercise by our tenants of their legal right to early terminate their leases.

       An economic downturn in the areas in which the shopping centers are located might materially and adversely affect our financial condition and results of operations, due to bankruptcy of tenants and reduction in the shopping center sales due to lower disposable income. Increases in operating costs due to inflation and other factors may result in some tenants being unable or unwilling to pay rent or expense increases. In addition, we have a number of important tenants occupying space in more than one shopping center and, as a result, if any one or more of such tenants were to experience financial difficulties and cease paying rent, our operating results could be materially and adversely affected. During the fiscal year ended June 30, 2002, our biggest tenant contributed approximately 4.2% of our income from leases and services. Furthermore, as leases on properties expire or early terminate, we may be unable to find new tenants or tenants may enter into new leases on terms that are less favorable to us. The failure to lease such properties could have a material adverse effect on our financial condition.

       FAILURE TO SELL PLANNED PROPERTIES WILL ADVERSELY AFFECT OUR FINANCIAL CONDITION

       In light of the continuing political and economic crisis in Argentina, we might have difficulty or fail to sell the properties of Coto residential project, Rosario project and Alcorta Plaza project, all of which are planned to be constructed. Alcorta Plaza is an office building, which we intend to construct in front of Paseo Alcorta Shopping. The estimated cost for its development is currently approximately Ps. 9.0 million, which is expected to be financed by the anticipated sale of the units. The project's feasibility has been approved by municipal authorities, but final approval is still pending. As a result, we can not assure that such pending approval will be obtained or that the proposed project will be completed. The Rosario project is composed of the construction of a shopping center and a high-rise residential complex in the city of Rosario. We expect to finance the main part of the fund through working capital, and if necessary we are going to seek debt financing in a limited amount. A failure or a delay in selling these properties would result in lower results of operations and have a material adverse effect on our financial condition.

       WE ARE SUBJECT TO SHOPPING CENTER OPERATING RISKS THAT MAY RESULT IN LOWER PROFITABILITY OF OUR SHOPPING CENTERS

       Shopping centers are subject to various factors that affect their development administration and profitability. These factors include:

o the accessibility and the attractiveness of the area where the shopping center is located;

o        the intrinsic attractiveness of the shopping center;

o the flow of people and the level of sales of each shopping center rental unit;

o        the amount of rent collected from each shopping center rental unit; and

o        the fluctuations in occupancy levels in the shopping centers.

       In the event that there is an increase in operational costs, caused by inflation or other factors, we could suffer a material adverse effect, if our tenants are unable to pay their higher rent obligations due to the increase in expenses.

       Moreover, the shopping center business is closely related to consumer spending, and, therefore, to the economy in which such customers are located. All of our shopping centers are located in Argentina, and, as a consequence, its business has been seriously affected by the Argentine recession. Unemployment, political instability and inflation have reduced consumer spending in Argentina, lowering tenants' sales and forcing some of them to leave our shopping centers. This has reduced the occupied space and consequently, our revenues.

       REAL ESTATE MARKET ILLIQUIDITY AND DECLINING PROPERTY VALUES IN U.S. DOLLARS MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION

       The current Argentine crisis, including the freezing of bank deposits and the devaluation of the Peso, is deteriorating the value in a U.S. dollar basis and increasing the illiquidity of real estate investments. As a result, it may be more difficult for us to adjust our property portfolio promptly in response to changes in economic or business conditions or to the factors described above. The economic recession and the devaluation of the Peso have significantly reduced consumer spending power, and the social unrest and ensuing political instability together with the succession of governmental measures have adversely affected the normal operations of banks have heightened uncertainty and eroded confidence in the possibility of recovery. If we are forced to sell one or more of our shopping centers in order to cover operating expenses or to satisfy debt service obligations, or if we were liquidated, the proceeds from such sales might be less than our total investment in the shopping centers sold.

       WE ARE SUBJECT TO GREAT COMPETITIVE PRESSURE

       Most of our properties are located in the City of Buenos Aires and Greater Buenos Aires. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competitive properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. To date, there have been relatively few companies competing with us for shopping center properties, and, as additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.

       CONCENTRATION OF ASSETS

       Our principal properties are located in the City of Buenos Aires and the Greater Buenos Aires area and substantially all of our revenues are derived from such properties. For the fiscal year ended June 30, 2002, approximately 98% of our sales were derived from properties in the City of Buenos Aires and Greater Buenos Aires. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires area, we expect to continue to depend to a very large extent on economic conditions in those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

       AN OVERDUE PAYMENT COULD RESULT IN THE CANCELLATION OF AN ACQUISITION OF A SIGNIFICANT INTEREST IN THE NEUQUEN PROJECT, AND WE MAY NOT RECOVER OUR ORIGINAL INVESTMENT IF WE DO NOT REACH AN AGREEMENT

       On September 1, 1999, we acquired a 94.6% interest in Shopping Neuquen S.A. for US$ 4.2 million. We paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is still overdue.

       Although we are negotiating an extension of the date for the remaining payment, the sellers have initiated a mediation process which is a mandatory non-judicial process prior to filing a suit to collect the payment. Although we are hoping for a favorable outcome, there can be no assurance as to the final outcome of these negotiations. In case we do not reach an agreement, the sale may be cancelled, and we may not recover our original investment.

       PEREZ CUESTA S.A.C.I., IN WHICH WE OWN A NON-CONTROLLING INTEREST, HAS DEFAULTED ON SEVERAL PAYMENTS WHICH COULD RESULT IN ITS INABILITY TO REMAIN AS A GOING CONCERN.

       As of June 30, 2002, Perez Cuesta S.A.C.I., in which we own an 18.9% non-controlling interest and which owns the Mendoza Plaza Shopping Center, had a Ps. 34.8 million financial indebtedness (including accrued interests and CER), Ps. 8.8 million of which had expired and was in default. (See "Business overview, Mendoza Plaza")

       Although pursuant to Decree No. 214/02, Perez Cuesta S.A.C.I.'s U.S. dollar-denominated financial indebtedness has been converted into Pesos, since its indebtedness includes outstanding mortgage and commercial lease contracts-collateralized borrowings, the default on several expired payments raises substantial doubt as to its ability to continue as a going concern.

       Currently, Perez Cuesta S.A.C.I. is negotiating an extension of the original payment terms with its creditors. However, we cannot assure you that it will achieve a successful restructuring of its financial indebtedness.

       THE CONCEPT OF THE SHOPPING CENTER IS RELATIVELY NEW AND IN A DEVELOPMENT PROCESS IN ARGENTINA

       The concept of the shopping center and the broad use of shopping centers by consumers is only beginning to develop in Argentina. The first shopping center of Argentina was inaugurated in 1987. Although there has been a considerable expansion of shopping center properties, many retail stores in Argentina are not located in shopping centers. Therefore, the continued success of our business plan depends to a certain extent on the continued shift by consumers from shopping at traditional street-level retail stores to large-scale shopping centers of the type owned and operated by us.

       THE SHIFT OF CONSUMERS TO PURCHASING GOODS OVER THE INTERNET MAY HURT OUR SHOPPING CENTER SALES

       During the last two years, retail sales by means of the internet have grown very significantly in Argentina even though the market share of internet sales related to retail sales is still not significant. The internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the internet, from home, work or elsewhere, to shop electronically for retail goods, and that they are likely to continue doing so. If e-commerce and retail sales through the internet continue to grow, consumers' reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and prospects.

       OUR INVESTMENTS IN INTERNET COMPANIES ARE SUBJECT TO HIGH RISK

       Our internet investments involve a high risk. Internet companies are relatively new and there is little or no historical operating and financial information available to analyze. Additionally, in the first years of operation, internet companies generally do not generate earnings or positive cash flows, and their losses must be covered with capital contributions from the investors.

       We cannot assure you that internet companies will generate earnings or will be able to obtain financing once the initial capital contributions are already used. Therefore, our risks associated with internet companies includes the possibility that:

o      we will not recover the investments already made and the one committed;
       and

o we will have to increase our capital contributions to finance the internet companies.

       We may also experience the following additional risks with respect to our investment in internet companies:

o the possibility that the internet company might not maintain and/or increase the level of traffic of the sites;

o the internet company might not adapt itself or anticipate the changes in the market;

o the internet company may be inefficient in updating and developing the necessary systems and organization and in hiring new or specialized personnel;

o the chance that the world wide web will not be able to handle the site traffic;

o      the difficulty in generating expected income;

o      the failure in the administration of expansion of operations; and

o the lack of efficiency to merge new lines of business to the existing operations.

       Moreover, it should be taken into account that the expected level of use and acceptance of the internet and of online services might never be reached.

       OUR FUTURE ACQUISITIONS MAY BE UNPROFITABLE

       We intend to acquire additional shopping center properties to the extent that they will be acquired on advantageous terms and meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

o      the risk that investments will fail to perform as expected, or

o the risk that estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate.

       DEVELOPMENT AND CONSTRUCTION ACTIVITIES MAY RENDER PROJECTS UNPROFITABLE FOR US

       In the development, renovation and construction of shopping centers and residential apartment complexes, we generally engage third-party contractors. Risks associated with our development, renovation and construction activities include:

o      we may abandon development opportunities and renovation proposals;

o construction costs of a project may exceed original estimates, making a project uneconomical;

o occupancy rates and rents at a newly completed project may not be sufficient to make the project profitable;

o sale prices for residential units may be insufficient to cover development costs;

o we may be unable to obtain financing on favorable terms for the development of a project;

o pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

o construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

o we may be unable to obtain or may face delays in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations.

       WE ARE SUBJECT TO THE RISK OF PAYMENT DEFAULTS DUE TO OUR INVESTMENTS IN CREDIT CARD BUSINESSES

       Investments in credit card businesses can be adversely affected by delinquency on credit cards accounts, defaults in payments by credit card holders, judicial enforcement for the collection of payments, doubtful accounts or loss of receivables. The actual rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors, which among others include:

o      adverse changes in the Argentine economy;

o      adverse changes in the regional economies;

o      political instability;

o      increase of unemployment; and

o      loss of value of actual salaries.

       These and other factors may have an adverse effect on present rates of delinquency, executions and losses, any one or more of which could have a material adverse effect on the results of our operations. In addition, if our credit card business is adversely affected by any one or more of the above factors, the asset quality of our securitized receivables are also likely to be adversely affected. Therefore, we could adversely be affected to the extent that at such time we hold a participating interest in any such securitized receivables.

       A high percentage of credit card holders are employees. Consequently, reductions in employment, suspensions or reductions in salaries may reduce credit card holders' incomes, thus, adversely affecting our credit card revenue collections.

       WE HAVE A LIMITED OPERATING HISTORY AND MAY NOT BE ABLE TO PROFITABLY MANAGE GROWTH

       Prior to June 30, 1997, we had limited operating activity as a shopping center company. In addition, we only recently reorganized into our current corporate structure. As a result, we generated a limited amount of revenues and net income prior to such date. Accordingly, we are subject to all of the business risks associated with a relatively new and growing enterprise, including constraints on our resources (financial and other) and uncertainties in business prospects and future sales. We cannot assure you that our future operations will result in a positive financial performance or permit us to meet our obligations.

       Our total assets have grown from approximately Ps. 157.1 million as of June 30, 1997 to Ps. 1,019.5 million as of June 30, 2002, while at the same time our total liabilities have grown from approximately Ps. 28.1 million as of June 30, 1997 to approximately Ps. 403.7 million as of June 30, 2002. The number of shopping centers in which we have a majority or minority interest has grown from two as of June 30, 1997 to eight as of June 30, 2002. Such rapid growth has required and will continue to require additional management, operational and other resources. While we have hired additional personnel and implemented financial and operational controls, we cannot assure you that we will be able to successfully manage our growth.

       WE ARE CONTROLLED BY TWO PRINCIPAL SHAREHOLDERS

       As of October 31, 2002, IRSA and Parque Arauco, our principal shareholders, owned in the aggregate approximately 77.6% of our capital stock. These principal shareholders control us and have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

       SELLER FINANCING

       Although mortgage financing for residential property is available in Argentina from banks and financial institutions, we continue to provide seller-financing to purchasers of units in our residential development properties by extending mortgage loans to such purchasers. Our mortgage loans are U.S. dollar-denominated and currently bear interest at a fixed interest rate ranging generally from 9% to 17% per year and for terms ranging generally from 1 to 15 years. As of June 30, 2002, we had approximately Ps. 1.7 million in outstanding mortgage loans. We generally try to set such rates above the cost of such funds to us.

       We are subject to risks normally associated with providing such financing, including the risk of default in the payment of principal and interest, which could adversely affect our cash flow. Argentine law imposes significant restrictions on our ability to foreclose and auction properties. Thus, if there is a default under a mortgage loan, we do not have the right to foreclose on the unit. Instead, in order to reacquire a property, we are required to purchase each unit at a public court ordered auction, or at an out-of-court auction, in accordance with Law No. 24,441. We cannot assure you that we will be able to recover any amount outstanding on any mortgage loan through the sale of any property at such an auction.

       OUR BUSINESS IS SUBJECT TO EXTENSIVE REGULATION

       The Argentine real estate industries are subject to extensive building and zoning regulations by various federal, state and municipal authorities which affect land acquisition, development and construction activities, and certain dealings with customers, as well as consumer credit and consumer protection statutes and regulations. We are required to obtain approval from various governmental authorities for our development activities, and new laws or regulations could be adopted, enforced or interpreted in a manner that could adversely affect our results of operations and levels of cash flow necessary or available to meet our obligations. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. We are also subject to federal, state and municipal environmental laws applicable in Argentina. We believe that such laws and regulations currently do not materially affect our business or results of operations. We cannot assure you, however, that regulations affecting the real estate industry, including environmental regulations, will not change in a manner which could have a material adverse effect on our business.

       ARGENTINE LEASE LAW IMPOSES LEASE RESTRICTIONS THAT LIMIT OUR FLEXIBILITY

       Argentine laws governing leases impose certain restrictions, including the following:

o lease agreements may not contain inflation adjustment clauses based on consumer price indexes or whole price indexes. Although a lot of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation it may be impossible for us to increase the amounts owed under our lease agreements;

o lease agreements must be for a minimum term of two years for residential properties and three years for retail property, except in the case of stands and/or spaces for special exhibitions;

o lease terms may not exceed ten years, except for the leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

o tenants may rescind commercial lease agreements after the initial six months. The exercise of such rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future.

       THE ARGENTINE GOVERNMENT MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE LEASE, OPERATION AND OWNERSHIP OF PROPERTY

       In the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine government has imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited eviction of tenants, even for failure to pay rent. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership or operation or leasing of properties in Argentina could materially and adversely affect our operations and profitability.

       There can be no assurance that additional regulations, will not be imposed in the future. Such regulations could negatively affect the Argentine real estate market, in general, and the rental market, in particular. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income.

       EVICTION PROCEEDINGS IN ARGENTINA ARE DIFFICULT AND TIME CONSUMING

       Although Argentine civil procedure permits a summary proceeding to collect unpaid rent and a special procedure to evict tenants, historically, the heavy workload of the courts that hear these matters and the existence of numerous procedural steps required have tended to delay efforts of lessors to evict tenants. Eviction proceedings generally range from six months to two years from the date of filing of the suit to the time of actual eviction. Such prolonged proceedings could have a negative impact on the enforcement of our lease agreements. Historically, we have generally attempted to negotiate with defaulting tenants the termination of lease agreements in order to avoid legal proceedings. We cannot assure you that such negotiations will be successful in any particular case.

RISKS RELATED TO THE ADSS AND THE SHARES

         SHARES ELIGIBLE FOR SALE COULD ADVERSELY AFFECT THE PRICE OF OUR SHARES AND ADSS

         The market prices of our common shares and ADSs could decline as a result of sales by our existing shareholders of common shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

         The ADSs are freely transferable under U.S. securities laws, including shares sold to our affiliates. IRSA, Parque Arauco, Dolphin Fund Plc and the GSEM/AP, which currently own approximately 91.5% of our common shares (or approximately 640,276,897 common shares which may be exchanged for an aggregate of 16,006,922 ADSs), are free to dispose of any or all of their common shares or ADSs at any time in their discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

       DIFFERENT CORPORATE DISCLOSURE AND ACCOUNTING STANDARDS

       There may be less publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

       We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

       INVESTORS MAY NOT BE ABLE TO EFFECT SERVICE OF PROCESS WITHIN THE U.S., LIMITING THEIR RECOVERY OF ANY FOREIGN JUDGMENT

       We are a publicly-held stock corporation (sociedad anonima) organized under the laws of Argentina. Most of our directors and our senior manager, and all or a substantial portion of our assets and of these persons are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Vines, that there is doubt whether the Argentine courts will enforce in all respects, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

       PASSIVE FOREIGN INVESTMENT COMPANY

       Although it is an inherently uncertain factual issue, we may be deemed a passive foreign investment company ("PFIC") for the current or future taxable years. Any U.S. holder that owns shares or ADSs, at any time during a taxable year in which we are a PFIC will be subject to special United States federal income tax rules and, generally, will be subject to additional tax and an interest charge upon certain distributions by us or upon gains realized upon a sale or other disposition of the shares or ADSs. See "United States Taxation--Passive Foreign Investment Company Rules" for a more detailed discussion of the consequences of the Company being deemed a PFIC. Investors are urged to consult their tax advisors regarding the application of the PFIC rules to them.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF APSA

GENERAL INFORMATION

       Our legal name is "Alto Palermo Sociedad Anonima (APSA)". We were organized and incorporated in August 29, 1889 under Argentine law as a Sociedad Anonima (stock corporation) and we were registered with the Inspeccion General de Justicia (Public Registry of Commerce of the City of Buenos Aires) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and our American Depositary Shares on the NASDAQ. Our principal executive offices are located at Hipolito Yrigoyen 476, 2nd Floor, Buenos Aires (C1086AAF), Argentina. Our telephone is +54-(11)-4344-4600. Our Depositary Agent for the American Depositary Shares in the United States is Bank of New York whose address is 101 Barclay Street, New York, New York 10286, and whose telephone is +1-(212)-815-2296.

HISTORY

       LIMITED OPERATING HISTORY

       We were formed in 1889 under the name "Sociedad Anonima Mercado de Abasto Proveedor (SAMAP)", and, until 1984, we were the operator of the main fresh product market in the City of Buenos Aires. Our most important asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely ceased operations. In July 1994, IRSA acquired a controlling interest in our company and, subsequently, we recommenced the real estate operations. Since then, we have continued to grow through a series of acquisitions and development of businesses. In April 1997 we merged with fourteen of our wholly-owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from "Sociedad Anonima Mercado de Abasto Proveedor (SAMAP)" to "Alto Palermo S.A. (APSA)". As of October 31, 2002 the largest beneficial owners of our capital stock were IRSA (49.8%), Parque Arauco (27.8%), Dolphin Fund Plc (7.5%), GSEM/AP Holdings L.L.P. (6.4%). Our remaining shares are owned by the public.

       On April 7, 2000, we issued Ps. 85.0 million of unsecured Notes due April 7, 2005 at a 14.875% annual rate payable semiannually. Proceeds from this issuance were used to repay certain outstanding syndicated loans and other short-term financial debt.

       On January 18, 2001, we issued, together with our wholly-owned subsidiary, Shopping Alto Palermo SA, US$ 120.0 million of secured notes (the "Senior Notes") due on January 13, 2005. The proceeds from this issuance were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts.

       On March 30, 2000, in connection with the issuance of unsecured Notes for Ps. 85 million due in 2005, we entered into a swap agreement with Morgan Guaranty Trust to cover and reduce the interest rate of such notes, converting part of the Peso-denominated fixed rate debt into U.S. dollar-denominated floating rate debt. We were required to make, as collateral, a deposit of US$ 50 million with Morgan Guaranty Trust.

       In order to finance the US$50 million collateral deposit and the subsequent transactions related to the swap, we entered into loan agreements with IRSA and Parque Arauco S.A. As of June 30, 2002 our debt with IRSA and Parque Arauco S.A. under those loan agreements amounted to Ps. 40.6 million and Ps. 20.4 million respectively.

       On July 19, 2002 we issued US$ 50 million of Series I Convertible Notes which are convertible into shares of our common stock for up to US$ 50 million. The offering was subscribed in full. Our Series I Convertible Notes mature on July 19, 2006. The Convertible Notes are convertible since August 28, 2002 and until June 19, 2006. The proceeds from the offering of these Convertible Notes have allowed us to pay an important portion of our existing debt.

       ACQUISITIONS OF BUSINESSES

       Years ended June 30, 1995, 1996 and 1997

       During the fiscal years ended June 30, 1996 and 1995, our principal activities consisted primarily in the preparation of the architectural and commercial design of Abasto Shopping Center and the acquisition of a 25% interest in Mendoza Plaza Shopping and a 50% indirect interest in Alto Noa, for US$ 11.0 million.

       During the fiscal year ended June 30, 1997, our activities focused mainly in the construction of Abasto Shopping Center and Torres de Abasto and the acquisition of an additional 30% indirect interest in Alto Noa for US$ 2.2 million. As a result, we consolidated the results of operations of Alto Noa from September 1996.

       Year ended June 30, 1998

       (a) Acquisition of Old Alto Palermo

       In September 1997, we entered into a preliminary agreement with an unaffiliated third party, Perez Companc S.A., for the acquisition of Alto Palermo S.A. (hereinafter referred to as "Old Alto Palermo"). At the time of the agreement, the business and operations of Old Alto Palermo consisted of various wholly-owned entities owned directly or indirectly by Perez Companc S.A.

       Old Alto Palermo was engaged in:

o the acquisition, development and management of commercial real estate, primarily shopping centers (the "Retail Assets"), and

o the acquisition, development and sale of office and residential apartment buildings and hotels (the "Non-retail Assets").

       Old Alto Palermo's Retail Assets comprised a 50% interest in "Alto Palermo Shopping Center", and a 51% indirect interest in "Buenos Aires Design". Retail Assets represented 37% of the total Old Alto Palermo's business.

       In November 1997, following a thorough review of the various alternatives for divesting Old Alto Palermo's Retail Assets, our board of directors together with a consortium of investors which included IRSA, Parque Arauco and GSEM/AP, approved a plan of reorganization of Old Alto Palermo. The plan of reorganization was effected by means of a combination of a merger and separation of assets (escision-fusion). As a result of the plan of reorganization, the 100% of the Retail Assets of Old Alto Palermo were merged into SAMAP; and the 100% of the Non-retail Assets of Old Alto Palermo, representing the remaining 63% of the business, remained in Old Alto Palermo whose only shareholders were IRSA and GSEM/AP and which changed its name to "Inversora Bolivar S.A." Pursuant to the reorganization, all properties, assets, liabilities and obligations of the Retail Asset business became the properties, assets, liabilities and obligations of SAMAP, that is, ours. Afterwards, our shareholders approved an amendment to SAMAP's that is, ours articles of incorporation to change our name from Sociedad Anonima Mercado de Abasto Proveedor (SAMAP) to Alto Palermo S.A.
(APSA).

       (b) Acquisition of Paseo Alcorta

       In July 1997, we acquired Paseo Alcorta. The total consideration included a cash payment of US$ 40.5 million plus a contingent payment of up to US$ 13.5 million. As of the date of this annual report, the conditions to contingent payment takes place have not been fulfilled. Although it, we can not assurance you that we will be able to avoid payment of the additional US$13.5 million. According to the informed by APSA's legal advisers, the probability of the additioNal US$13.5 million take place is very remote.

       c) Acquisition of Altos de Quilmes S.A.

       In July 1997, IRSA indirectly acquired a 50% equity interest in Altos de Quilmes S.A. for consideration of US$ 45.8 million. Altos de Quilmes S.A. was an Argentine real estate company engaged directly or through subsidiaries in the acquisition, development and operation of shopping centers, which as of the date of our acquisition, indirectly owned a 100% interest in Alto Avellaneda Shopping and a 25% interest in Alto Palermo Shopping.

       In August 1997, IRSA indirectly acquired through Altos de Quilmes S.A. an additional 25% interest in Alto Palermo Shopping. In November 1997, IRSA irrevocably contributed to us its share of indirect interest in Altos de Quilmes S.A. In exchange for the contribution, we issued 108,131,205 shares, each with a Ps. 0.1 par value.

       In December 1997, we acquired the remaining 50% equity interest in Altos de Quilmes S.A. for US$ 70.0 million.

       (d) Acquisition of Tarshop S.A.

       In June 1998, we acquired an 80% equity interest in Tarshop S.A. for US$
7.3 million. Tarshop is a limited purpose credit card company engaged in credit card operations and is not affiliated to any bank. Tarshop originates credit card accounts, which encourage customers to purchase goods and services from our shopping centers.

       Year ended June 30, 1999

       Acquisition of Patio Bullrich

       On July 15, 1998, we made an irrevocable offer to acquire certain assets which comprise Patio Bullrich, for US$ 72.3 million from Showcenter S.A. and Bullmaco S.A., companies of the Maccarone group (the "Sellers"). Our offer was accepted by the Sellers on July 16, 1998, and we paid 5% of the purchase price (US$ 3.6 million) to the Sellers on July 17, 1998. On August 18, 1998, we entered into a definitive purchase and sale agreement at which time we paid an additional 15% of the purchase price (US$ 10.9 million). The balance of the purchase price was paid on October 1, 1998 upon the closing of the transaction.

       Year ended June 30, 2000

       (a) Alto Invest S.A.

       On March 3, 2000, we acquired a 61% equity interest in Alto Invest S.A. ("Alto Invest") for de minimis consideration. Alto Invest is a web-based provider of comprehensive investing tools, planning and financial information and primarily generates its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased operations and is actively pursuing to evaluate alternative investment projects.

       (b) Tres Ce S.A.

       On January 3, 2000, we acquired the remaining 20% interest in Tres Ce S.A. for US$ 2.5 million in cash.

       (c) Acquisition of Inversora del Puerto S.A. ("Inversora del Puerto")

       On July 8, 1999, we acquired a 99.9% interest in Inversora del Puerto, a wholly-owned subsidiary of IRSA, for the minims consideration. Inversora del Puerto had no significant activity prior to the acquisition by us. Thereafter, we contributed Ps. 6.1 million to this company. On the same date, Inversora del Puerto acquired a property located near Paseo Alcorta shopping center for US$
3.7 million, of which US$ 2.1 million was paid in cash and the remaining balance was paid in July 2000.

       (d)   Acquisition of Shopping Neuquen S.A. ("Shopping Neuquen")

         On September 1, 1999, we acquired a 94.6% interest in Shopping Neuquen S.A. for US$ 4.2 million in cash. Shopping Neuquen's sole asset was a piece of land with preliminary governmental approval for construction of a shopping center on the site. We paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is still overdue.

       Although we are negotiating an extension of the date for the remaining payment, the sellers have initiated a mediation process which is a mandatory non-judicial process prior to filing a suit to collect the payment.

       In June, 2001, Shopping Neuquen filed a request with the Municipality of Neuquen for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that they will develop. The proposed new timetable contemplates that the construction of the first stage would start on December 15, 2002 and would finish on December 31, 2004. The second optional stage would be finished on December 31, 2006.

       The extension will have to be approved by the Consejo Deliberante of the city of Neuquen which is the municipal legislative body. We are currently in the process of seeking to extend the term for construction and payment of the remaining purchase price of Shopping Neuquen. In the event that the proposal is not accepted by the local governmental authorities, the sale may be cancelled, and Shopping Neuquen may not recover its original investment. Although we anticipate a favorable resolution to our proposal, there can be no assurance as to the final outcome of the negotiations.

       Year ended June 30, 2001

       Acquisition of Fibesa S.A.

       In September 2000, we completed the acquisition from Dolphin Fund Management S.A., a related party, of the 99.99% equity interest in Fibesa S.A., a company engaged in real estate brokerage activities for our shopping centers for US$ 10.0 million in cash. Revenues derived from brokerage transactions conducted by Fibesa consist primarily of commissions charged to tenants under leasing contracts with us. Our management believes that this acquisition may contribute additional revenues to us through Fibesa's extensive experience in real estate brokerage activities. In addition, we intend to manage Fibesa's ongoing business as a separate business unit, and have not committed to any restructuring plan or cost reduction initiatives at this time.

       During the fiscal year ended June 30, 2002 we did not enter into any material business acquisitions.

       CAPITAL EXPENDITURES

       During fiscal year 2002 we invested approximately Ps. 3.5 million in capital expenditures. We made investments for Ps. 3.1 million mainly related to Rosario Project and improvements of our shopping center properties.

       During fiscal year 2001 we invested approximately Ps. 49.3 million in capital expenditures. We made investments in E-Commerce Latina, a related company for Ps. 9.9 million. We also made investments for Ps. 10.8 million related to improvements of our shopping center properties; Ps. 7.4 million related to improvements of other buildings; Ps. 2.3 million related to fixed asset acquisitions and US$ 9.7 million (net of cash acquired) related to the acquisition of Fibesa.

       During fiscal year 2000 we invested approximately Ps. 48.1 million in capital expenditures, of which Ps. 6.9 million were related to the acquisition of Shopping Neuquen (US$ 0.9 million) and the acquisition of the 20% remaining interest in Tres Ce S.A. (US$ 2.5 million); Ps. 23.9 million were related to improvements of our shopping center properties; Ps. 12.5 million related to betterments of other buildings and Ps. 4.7 million were related to fixed asset acquisitions.

       DIVESTITURES

       Bahia Blanca Plaza Shopping, Bahia Blanca, Province of Buenos Aires

       On November 19, 1998, a subsidiary of Perez Cuesta S.A.C.I. -Bahia Blanca Plaza Shopping S.A.-, opened a new shopping center called Bahia Blanca Plaza Shopping, located in Bahia Blanca, Province of Buenos Aires. The shopping consists of 92 stores, a supermarket, an 8-screen multiplex cinema, and a 2,500 square meter entertainment area.

       Perez Cuesta S.A.C.I. owned a 51% controlling interest in Bahia Blanca Plaza Shopping S.A., and therefore we indirectly owned a 9.6% of this shopping center. On June 29, 2001 Perez Cuesta S.A.C.I. sold its interest in Bahia Blanca Plaza Shopping S.A. for the total consideration of US$ 100,000, that has already been paid.

B. BUSINESS OVERVIEW

OPERATIONS AND PRINCIPAL ACTIVITIES

       We have four reportable segments or product lines. These segments are leases and services, sales and development properties, credit card operations and e-commerce activities. The leases and services segment includes the operating results of our shopping centers principally comprised of lease and service revenues from tenants. The sales and development properties segment includes the operating results of our construction and ultimate sale of residential buildings business. The credit card operations segment manages our portfolio of credit card accounts issued by our majority-owned subsidiary, Tarshop. For all periods presented, the e-commerce activities segment includes developing stage activities primarily consisting of our online investment initiatives related to Alto Invest S.A. Alto Invest was a web-based provider of comprehensive investing tools, planning and financial information and primarily generated its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased operations and is actively pursuing to evaluate alternative investment projects. Although results of e-commerce operations are separated for management internal reporting purposes, all related revenues and associated costs are included in leases and services line of our consolidated statement of operations for all periods presented.

       We currently operate and own a majority equity interest in seven shopping centers in Argentina and a minority interest in one shopping center property, as follows:

           PROPERTY                        INTEREST OWNED                       LOCATION
           --------                        --------------                       --------
     Paseo Alcorta                              100%                  City of Buenos Aires, Argentina
     Patio Bullrich                             100%                  City of Buenos Aires, Argentina
     Abasto Shopping Center                     100%                  City of Buenos Aires, Argentina
     Alto Palermo Shopping Center               100%(1)               City of Buenos Aires, Argentina
     Buenos Aires Design                         51% (2)              City of Buenos Aires, Argentina
     Alto Avellaneda                            100%                  Buenos Aires, Argentina
     Alto Noa                                   100%                  Salta, Argentina
     Mendoza Plaza                             18.9%(3)               Mendoza, Argentina

-------------------------------

       (1) We have a 100% interest in Alto Palermo Shopping Center through a 100% interest in SAPSA.

       (2) We have a 51% equity interest of Emprendimiento Recoleta which in turn holds the concession to operate the Buenos Aires Design Center.

       (3) We have a 18.9% minority interest in Mendoza Plaza Shopping Center through a 18.9% interest in Perez Cuesta S.A.C.I.

       For each of the properties that we operate and consolidate (including Buenos Aires Design), we provide the rental income and rental income per square meter. In the case of Mendoza Plaza, we have not included rental income information, due to the fact that we are a non-controlling investor.

       We also construct residential apartment buildings for sale and shopping centers in order to operate them. As of June 30, 2002, we own the following development properties:

o A residential project, known as Coto Residential Project, to be built on the top of the existing supermarket, Coto Centro Integral de Comercializacion S.A.

o An office/apartment tower project, known as Alcorta Plaza Project, to be built close to Paseo Alcorta.

o A plot of land where both residential and retail space may be developed in the City of Rosario, known as Rosario Project.

o A property for development of a shopping center space in Neuquen, known as Neuquen Project.

o A property for development of shopping center space in the neighborhood of Caballito, City of Buenos Aires, know as Caballito Project.

       Through our majority-owned subsidiary Tarshop S.A., we originate credit card accounts which make more attractive for customers to purchase goods and services from our shopping centers retail and services businesses. Tarshop S.A. is a limited purpose credit card company and is not affiliated with any bank. As of June 30, 2002, "Tarjeta Shopping", the credit card, accounted for approximately 16.5% of our total receivables. We are also engaged in e-commerce activities through our equity investment in E-

Commerce Latina S.A. Through the website Altocity.Com, we replicate the shopping experience to consumers by offering the substantially same selection of goods and services encountered at our shopping center properties.

       Our principal operations and markets are located in Argentina, our country of domicile. We do not have operations outside Argentina.

       The following tables show percentages of revenues by business segment and by geographical area for the periods indicated:

                                                            FISCAL YEARS ENDED JUNE 30,
                                                 ------------------------------------------------
                                                     2002              2001             2000
                                                  ----------        ---------        ----------
REVENUES FROM LEASES AND SERVICES BY
GEOGRAPHICAL AREA
City of Buenos Aires........................      104,833,279      145,523,031       148,162,030
Greater Buenos Aires........................       21,243,325       31,055,980        35,149,049
Rest of the country........................         3,960,419        4,848,049         4,368,085
Gross sales Tax.............................      (4,565,826)      (6,287,788)       (6,133,998)
                                                  -----------      -----------       -----------
    TOTAL NET REVENUES......................      125,471,197      175,139,272       181,545,166

                                                            FISCAL YEARS ENDED JUNE 30,
                                                 ------------------------------------------------
                                                     2002              2001             2000
                                                  ----------        ---------        ----------
REVENUES BY PRODUCT LINE
Leases and services.........................          73.9%            76.6%             83.3%
Sales and development properties............           2.1%             5.0%              4.6%
Credit cards operations.....................          24.0%            18.4%             12.1%
    TOTAL...................................         100.0%           100.0%            100.0%
    TOTAL NET REVENUES (1)..................          169.8            228.6             217.8

----------------------------------
(1) in million of Pesos.

BUSINESS STRATEGY

       General

       Our principal objective is to increase cash flow, revenues and asset value by implementing a strategy of:

o offering a vast variety of commercial proposals, according to last trends. Due to the continuing effects of the economic recession, consumers' needs became more selective at the moment of choosing a shopping center and entertainment site. That's why we endeavor to propose more activities, more sales promotions and more entertainment, focusing on satisfying our customers' demanding wishes;

o implementing a comprehensive marketing program intended to increase traffic in our shopping centers;

o developing brand name recognition and consumer loyalty to our shopping centers by, among other things, coordinated promotional events, loyalty cards and similar efforts designed to attract consumers away from traditional street-level stores and by differentiating our shopping centers from those of our competitors;

o developing our credit card operation business, which encourage customers to purchase goods and services from our shopping centers, and expanding it to new stores outside our malls;

o expanding family entertainment and restaurant facilities at certain of our existing locations to encourage increased frequency and duration of visits by consumers, and particularly families, to our shopping centers;

o achieving worthy synergies, economy of scale and cost reductions through the consolidated administration of our shopping centers;

o developing new shopping centers in strategic markets with growth opportunities all over Argentina; and

o canalizing tourism growth towards our shopping centers, diminishing the retail fall impact.

SHOPPING CENTERS

       GENERAL DESCRIPTION

       We own a majority interest in, and operate, a portfolio of seven shopping centers in Argentina, of which five are located in the city of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in Greater Buenos Aires (Alto Avellaneda) and the other, in the city of Salta (Alto Noa). We also have a 18.9% interest in Mendoza Plaza Shopping Center, located in the city of Mendoza, Argentina, through our 18.9% interest in Perez Cuesta S.A.C.I.

       Our shopping centers comprised a total of 181,085 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not our tenants). Total tenants' sales in nominal value in our shopping centers, as reported by retailers, were approximately Ps. 690.5 million for the fiscal year ended June 30, 2002 and Ps. 856.3 million for the fiscal year ended June 30, 2001. Retail sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants' overall occupancy costs as a percentage of the tenant's sales. As of June 30, 2002, the average occupancy rate of our shopping centers was 92.4%. During the fiscal year ended June 30, 2002, income from our largest tenant was approximately 4.2% of consolidated sales from leases and services.

         The following table shows the total approximate tenant retail sales in nominal value at the shopping centers in which we have an interest for the fiscal years ended June 30, 2002, 2001 and 2000.


                                                       FISCAL YEARS ENDED JUNE 30,(1)
                                              ------------------------------------------------
                                                  2002              2001              2000
                                               ----------        ---------         ----------
                                                                    PS.
     Abasto Shopping Center..........        137,849,712        165,328,133        164,871,317
     Alto Palermo....................        148,347,559        167,814,254        166,679,203
     Alto Avellaneda.................        110,624,127        150,984,029        157,203,629
     Paseo Alcorta...................         86,280,072        101,882,781        113,749,160
     Patio Bullrich..................         65,003,630         77,804,277         86,170,772
     Alto Noa........................         28,228,604         35,522,495         41,062,791
     Buenos Aires Design.............         25,610,019         44,504,504         57,369,941
     Mendoza Plaza...................         88,536,063        112,471,428        118,344,440
                                             -----------        -----------        -----------
            Total Retail Sales(2)..          690,479,785        856,311,901        905,451,253

--------------

(1) Retail sales based upon information provided by retailers to us and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)   Excludes sales from stands and spaces used for special exhibitions.

      The following table shows certain information regarding the shopping centers in which we hold an interest:


                                                                                                 ALTO
                                                      GROSS          TOTAL                     PALERMO'S     BOOK VALUE
                                                    LEASABLE         NUMBER      PERCENTAGE    OWNERSHIP     AS OF JUNE
                              DATE OF ACQUISITION    AREA(1)        OF STORES     LEASED(2)    INTEREST      30, 2002(3)
                              -------------------   --------        ---------    ----------    ---------     -----------
                                                        (m(2))                     (%)             (%)         (Ps. 000)
Abasto Shopping Center (4)....            7/94          40,476(5)       182        95.4          100.0        193,490.0
Alto Palermo Shopping Center (6)         11/97          18,129          155        92.1          100.0        236,451.9
Alto Avellaneda Shopping(7) ..           11/97          26,701          155        93.6          100.0         88,263.6
Paseo Alcorta ................            6/97          14,909          124        84.3          100.0         67,850.2
Patio Bullrich................           10/98          11,623           89        91.1          100.0        119,517.1
Alto Noa (8)..................    3/95, 9/96 and 1/00   18,876           91        87.6          100.0         19,658.3
Buenos Aires Design (9) (10) .           11/97          10,004           66        81.3           51.0         11,060.2
Mendoza Plaza (10)............           12/94          40,367          137        97.1           18.9(11)     19,703.4
                                                        ------          ---        ----                        --------
    Total ....................                         181,085          999        92.4                       755,994.7

---------------
(1) Excludes the gross leasable area occupied by hypermarkets which are not our tenants.

(2) Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2002.

(3) Book value equals cost of acquisition plus improvements, adjusted for inflation at the end of the year, less accumulated depreciation. Reflects our ownership interest in each property.

(4)  Opened on November 10, 1998.

(5) Excludes approximately 3,800 square meters of space occupied by Museo de los Ninos, Abasto.

(6) On November 18, 1997, we acquired a 75% interest in the property, and on December 23, 1997 we acquired the remaining 25%.

(7) On November 18, 1997, we acquired a 50% interest in the property, and on December 23, 1997 we acquired the remaining 50%.

(8) In March 1995, we made an initial investment in Alto Noa through an acquisition of a 50% interest in Tres Ce S.A. In September 1996, we acquired an additional 30% interest in Tres Ce S.A. The total acquisition price for the 80% interest in Tres Ce S.A. was US$ 7.2 million. On January 3, 2000, we acquired the remaining 20% of Tres Ce S.A.'s capital stock for US$ 2.5 million.

(9) We own directly a 51% interest in the company which holds the concession to operate this property. We consolidate sales of this shopping center.

(10) The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased, although we have only a 51% economic interest in Buenos Aires Design and an 18.9% economic interest in Mendoza Plaza.

(11) We own a 18.9% interest in Perez Cuesta S.A.C.I. which wholly owns and operates this property.

      The following table shows the occupancy rate expressed as a percentage of the gross leasable area for the fiscal years ended June 30, 2002, 2001 and 2000:


                                                           FISCAL YEARS ENDED JUNE 30,
                                                        ---------------------------------
                                                        2002           2001          2000
                                                        ----           ----          ----
                                                                        %
       Abasto Shopping Center.................          95.43           94.50         97.91
       Alto Palermo Shopping Center...........          92.06           96.07         95.94
       Alto Avellaneda........................          93.58           94.31         95.29
       Paseo Alcorta..........................          84.31           93.56         97.27
       Patio Bullrich.........................          91.11           97.20         98.75
       Alto Noa...............................          87.63           90.55         94.51
       Buenos Aires Design....................          81.31           90.15         93.62
       Mendoza Plaza..........................          97.10           96.25         97.91
                                                        -----           -----         -----



             Total............................          92.41           94.42         96.76

      RENTAL PRICE

       The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2002, 2001 and 2000:


                                                          FISCAL YEARS ENDED JUNE 30,(1)
                                                        ---------------------------------
                                                        2002           2001          2000
                                                        ----           ----          ----
      Abasto Shopping Center...................        657.08         920.26         994.62
      Alto Palermo Shopping Center.............      1,476.28       2,099.88       2,729.43
      Alto Avellaneda..........................        765.73       1,098.35       1,231.96
      Buenos Aires Design......................        547.05         557.61         741.82
      Paseo Alcorta............................      1,082.15       1,554.74       1,605.26
      Patio Bullrich...........................        902.43       1,146.77       1,050.09
      Alto Noa.................................        209.81         256.17         352.01

---------------
(1) Annual sales per gross leasable square meter reflect the sum of base rent, percentage rent and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

       LEASE EXPIRATION

       The following table sets forth the schedule of estimated lease expirations for our shopping centers (excluding Mendoza Plaza) for leases in effect as of June 30, 2002, assuming that none of the tenants exercise renewal options or terminate their leases early:

                                                       SQUARE METERS       PERCENTAGE OF       ANNUAL BASE    PERCENTAGE OF
                                        NUMBER OF       SUBJECT TO          TOTAL SQUARE        RENT UNDER   TOTAL BASE RENT
                                         LEASES          EXPIRING          METERS SUBJECT        EXPIRING     UNDER EXPIRING
LEASE EXPIRATION AS OF JUNE 30,         EXPIRING          LEASES           TO EXPIRATION         LEASES(1)        LEASES
-------------------------------         ---------      -------------       --------------      -----------   ---------------
                                                            (m(2))              (%)              (Ps. )              (%)
2003 (2)............................          428            42,456            30.17            21,669,753          43.62
2004................................          170            21,784            15.48             9,656,302          19.44
2005................................          156            21,033            14.95             8,105,123          16.31
2006................................           72            19,164            13.62             4,920,975           9.91
2007+...............................           36            36,281            25.78             5,329,048          10.72
                                              ---           -------           ------            ----------         ------
Total...............................          862           140,718           100.00            49,681,201         100.00

---------------
(1) Include the base rent and does not reflect our ownership interest in each property.
(2) Include the vacant stores as of June 30, 2002.

       DEPRECIATION

       The depreciation value of the properties has been assessed following the straight-line method calculated over the useful life of the property, on a full addition year basis, with depreciation apportioned in terms of the number of months elapsed through year-end. For more information, see our financial statements.

       INFORMATION ABOUT EACH OF OUR SHOPPING CENTERS

       Set forth below is information regarding our shopping center portfolio, including tables with the names of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

       ABASTO SHOPPING CENTER, CITY OF BUENOS AIRES.

       Abasto Shopping Center is a 182-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto Shopping Center opened on November 10, 1998. We invested approximately US$ 111.6 million in Abasto Shopping Center. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. We converted the property into a 111,200 square meter shopping center with approximately 40,476 square meters of gross leasable area. Abasto Shopping Center is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our residential apartment complex, and a Coto supermarket.

       Abasto Shopping Center includes a food court with restaurants covering an area of 5,600 square meters, a multiplex cinema with 12 theaters and seating for approximately 2,800 people covering an area of 9,890 square meters, entertainment facilities and a 3,800 square meter children's museum that is not included in the gross leasable area. The shopping center is spread out over five levels and has a 2,500-car parking lot consisting of 49,100 square meters.

       Abasto Shopping Center's target clientele consists of middle income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

       On July 15, 1997, we entered into a lending facility agreement with Cinemas Hoyts de Argentina S.A. ("Hoyts") which provides for the terms of the construction and of the space leased to operate a cinema complex in the Abasto Shopping Center. Pursuant to this agreement, Hoyts agreed to finance up to US$
7.8 million of the construction cost of the construction of the portion of the building where the cinema complex is located. Construction was completed in November 1998, at which time Hoyts started leasing the space for a period of ten years renewable at the option of Hoyts for two additional consecutive ten-year periods. As of November 1998, the amount extended by Hoyts under the facility totaled US$ 7.3 million, the same amount of the total construction cost. The loan accrues interest at six-month LIBOR plus 2%. Under the agreement, the loan is being repaid by offsetting against the rent owed by Hoyts the greater of (i) US$ 920.000 per annum and (ii) 10% of the sales from movie tickets plus 12% of other products and services sold at the cinema complex.

       Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. dollars, were mandatorily converted into Pesos.

       During the fiscal year ended June 30, 2002, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 137.8 million which represents sales per square meter of approximately Ps. 3,416. Total income from leases decreased from approximately Ps. 41.6 million for the fiscal year ended on June 30, 2001 to Ps. 29.8 million for the fiscal year ended on June 30, 2002, which represent monthly sales per gross leasable square meter of Ps. 85.3 in 2001 and Ps. 61.5 in 2002. As of June 30, 2002, the occupancy rate in Abasto Shopping Center was 95.4%.

       ABASTO SHOPPING CENTER'S FIVE LARGEST TENANTS

       Abasto Shopping Center's five largest tenants (in terms of sales in this shopping center) accounted for approximately 36.3% of Abasto Shopping Center's gross leasable area at June 30, 2002 and approximately 17.9% of the annual base rent for the fiscal year ended on such date.

       The following table provides certain information about Abasto Shopping Center's five largest tenants:

                                                          GROSS LEASABLE        % OF GROSS
TENANT                          TYPE OF BUSINESS               AREA            LEASABLE AREA
------                          ----------------          --------------       -------------
                                                              (m(2))               (%)
Mc Donald's.................... Restaurant                      790                2.0
Rodo........................... Home appliances               1,000                2.5
Musimundo...................... Music and video               1,065                2.6
Zara........................... Clothes and footwear          1,955                4.8
Cinemas Hoyts ................. Entertainment                 9,890               24.4
                                                              ------             ------
   Total.......................                              14,700               36.3

       TENANT MIX OF ABASTO SHOPPING CENTER

       The following table sets forth the tenant mix of Abasto Shopping Centers stores:

                                                               GROSS LEASABLE    % OF GROSS
TYPE OF BUSINESS                                                    AREA        LEASABLE AREA
----------------                                               --------------   -------------
                                                                    (m(2))            (%)
Entertainment.............................................          14,442             35.7
Clothes and footwear......................................          12,466             30.8
Miscellaneous.............................................           4,370             10.8
Restaurants...............................................           2,587              6.4
Home appliances...........................................           2,128              5.3
Anchor stores (1).........................................           1,955              4.8
Services..................................................           1.429              3.5
Housewares................................................           1,099              2.7
                                                                    ------            -----
  Total...................................................          40,476            100.0

---------------
(1) The term "anchor store" refers to strategically located leasable spaces in the shopping centers with more than 1,000 square meters which aim is to increase traffic of visitors and sales of the stores around them. Areas occupied by supermarkets or entertainment areas are not included in the definition.

       SALES OF ABASTO SHOPPING CENTER

       The following table sets forth certain information relating to the sales of Abasto Shopping Center for the period indicated:

                                                      FISCAL YEARS ENDED JUNE 30,
                                                  ------------------------------------
                                                  2002             2001           2000
                                                  ----             ----           ----
                                                           (Thousands of Pesos)
SALES:
Base rent                                        20,206.4       28,160.9       30,198.8
Percentage rent                                   1,011.6        1,691.9        1,684.3
                                                 --------      ---------      ---------
TOTAL RENT                                       21,218.0       29,852.8       31,883.1
Revenues from admission rights                    5,378.2        7,559.5        8,637.8
Management fees                                   1,000.0        1,173.7        1,173.7
Parking                                           2,766.6        3,839.2        3,726.5
Other                                               429.6          688.6          878.1
Gross Sales Tax                                   (942.8)       (1,499.1)      (1,551.9)
                                                 --------       ---------      ---------
  TOTAL                                          29,849.6       41,614.7       44,747.3

       LEASE EXPIRATIONS FOR ABASTO SHOPPING CENTER

       Most of our lease agreements in Abasto Shopping Center are for a term of four years and expire during the fiscal year 2003.

       The following table shows a schedule of estimated lease expirations for Abasto Shopping Center during the periods indicated for existing leases as of June 30, 2002, assuming that none of the tenants exercise renewal options or terminate their leases early:


                                                       SQUARE METERS       PERCENTAGE OF       ANNUAL BASE    PERCENTAGE OF
                                        NUMBER OF       SUBJECT TO          TOTAL SQUARE        RENT UNDER   TOTAL BASE RENT
                                         LEASES          EXPIRING          METERS SUBJECT        EXPIRING     UNDER EXPIRING
LEASE EXPIRATION AS OF JUNE 30,         EXPIRING          LEASES           TO EXPIRATION          LEASES          LEASES
-------------------------------         ---------      -------------       --------------      -----------   ---------------
                                                            (m(2))              (%)              (Ps. )              (%)
2003 (1) .............................          118           11,528            28.48        7,027,674            53.97
2004...................................          22            4,414            10.90        1,712,331            13.15
2005...................................          23            3,275             8.09        1,060,879             8.15
2006...................................          10            2,192             5.42          815,254             6.26
2007+..................................           9           19,067            47.11        2,404,245            18.47
                                                ---           ------           ------       ----------           ------
       Total..........................          182           40,476           100.00       13,020,383           100.00

---------------
 (1) Include the vacant stores as of June 30, 2002.

       ALTO PALERMO SHOPPING CENTER, CITY OF BUENOS AIRES

       Alto Palermo Shopping Center is a 155-store shopping center that opened in 1990 in the upper-middle income, densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping Center is at the intersection of Santa Fe and Coronel Diaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo Shopping Center has a total constructed area of 64,672 square meters that consists of 18,129 square meters of gross leasable area. The shopping center has a cinema with two screens, an entertainment center and a food court with 16 restaurants. Alto Palermo Shopping Center is spread out over four levels and has a 741-car pay parking lot in an area consisting of 32,405 square meters. In 1992 Alto Palermo Shopping Center was awarded a prize from the International Council of Shopping Centers for its overall design and appearance. Alto Palermo Shopping Center's targeted clientele consists of middle-income individuals between the ages of 28 and 40.

       During the fiscal year ended June 30, 2002, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 148.3 million which represents sales per square meter of approximately Ps. 8,279. Total income from leases decreased from approximately Ps. 39.2 million for the fiscal year ended on June 30, 2001 to Ps. 29.3 million for the fiscal year ended on June 30, 2002, which represent monthly sales per gross leasable square meter of Ps. 191.3 in 2001 and Ps. 134.9 in 2002. As of June 30, 2002, the occupancy rate in Alto Palermo Shopping Center was 92.1%.

       ALTO PALERMO SHOPPING CENTER'S FIVE LARGEST TENANTS

       Alto Palermo Shopping Center's five largest tenants (in terms of sales in this shopping center) accounted for approximately 23.5% of its gross leasable area at June 30, 2002 and approximately 10.4% of its annual base rent for the fiscal year ended on such date.

       The following table describes Alto Palermo Shopping Center's five largest tenants (in terms of sales in this shopping center) as of June 30, 2002:


                                                                   GROSS LEASABLE         % OF GROSS
TENANT                                 TYPE OF BUSINESS                 AREA             LEASABLE AREA
------                                 ----------------            --------------        -------------
                                                                        (m(2))                 (%)
Musimundo.........................     Music and video                  1,465                  8.1
Zara..............................     Clothes and footwear             1,409                  7.8
Mc Donald's.......................     Restaurants                      1,121                  6.2
Fravega...........................     Home appliances                    113                  0.6
Garbarino.........................     Home appliances                    154                  0.8
                                                                        -----                 ----
  Total...........................                                      4,262                 23.5

       TENANT MIX OF ALTO PALERMO SHOPPING CENTER

       The following table sets forth the tenant mix of the types of businesses in Alto Palermo Shopping Center:

                                                                % OF GROSS
TYPE OF BUSINESS                        GROSS LEASABLE AREA    LEASABLE AREA
----------------                        -------------------    -------------
                                               (m(2))             (%)

Clothes and footwear..................       7,178                 39.6
Miscellaneous.........................       3,017                 16.6
Restaurants...........................       2,677                 14.8
Entertainment.........................       1,723                  9.5
Anchor stores.........................       1,409                  7.8
Services..............................       1,272                  7.0
Home appliance........................         521                  2.9
Housewares............................         332                  1.8
                                             -----                -----
       Total..........................      18,129                100.0


       SALES FROM ALTO PALERMO SHOPPING CENTER

       The following table sets forth certain information relating to the sales derived from Alto Palermo Shopping Center during the following periods:


                                                            FISCAL YEARS ENDED JUNE 30,
                                                 --------------------------------------------
                                                   2002              2001              2000
                                                 --------          --------          --------
                                                               (Thousands of Pesos)

SALES:
Base rent                                        22,666.2          32,745.7          34,808.6
Percentage rent                                     916.7             997.3           1,383.0
                                                 --------          --------          --------
TOTAL RENT                                       23,582.9          33,743.0          36,191.6
Revenues from admission rights                    3,180.5           2,104.1           9,821.1
Management fees                                   1,108.0           1,300.4           1,300.4
Parking                                           2,127.4           2,722.0           2,575.8
Other                                               207.4             480.4             833.7
Gross Sales Tax                                    (863.5)         (1,160.5)         (1,706.2)
                                                 --------          --------          --------
  TOTAL                                          29,342.7          39,189.4          49,016.4


    LEASE EXPIRATIONS FOR ALTO PALERMO SHOPPING CENTER

    The following table shows a schedule of lease expirations for Alto Palermo Shopping Center during the periods indicated for existing leases as of June 30, 2002, assuming that none of the tenants exercise renewal options or terminate their leases early:

                                                                           PERCENTAGE OF                     PERCENTAGE OF
                                           NUMBER OF      SQUARE METERS    TOTAL SQUARE       ANNUAL BASE      TOTAL BASE
                                            LEASES         SUBJECT TO      METERS SUBJECT      RENT UDER       RENT UNDER
LEASE EXPIRATION AS OF JUNE 30,            EXPIRING      EXPIRING LEASES   TO EXPIRATION    EXPIRING LEASES  EXPIRING LEASES
-------------------------------            --------      ---------------   -------------    ---------------  ---------------
                                                               (m(2))           (%)             (Ps. )            (%)
2003 (1) .............................         79              7,952            43.87          6,127,814          50.06
2004...................................        31              1,912            10.55          2,298,254          18.78
2005...................................        24              1,506             8.30          1,601,933          13.09
2006...................................        14              2,361            13.02          1,345,695          10.99
2007+..................................         7              4,398            24.26            867,034           7.08
                                              ---             ------           ------         ----------         ------
       Total..........................        155             18,129           100.00         12,240,730         100.00

---------------
 (1) Include the vacant stores as of June 30, 2002.

    ALTO AVELLANEDA, GREATER BUENOS AIRES

    Alto Avellaneda is a 155-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 95,722 square meters which consists of 26,701 square meters of gross leasable area and common areas covering 21,178 square meters. The shopping center has a multiplex cinema with six screens rooms, the first Wal-Mart superstore in Argentina, a bowling center, an entertainment center and a food court with 15 restaurants. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda. The shopping center is contained mostly on one floor, with the cinema located on the second floor, and has a 3,000-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping's targeted clientele consists of middle-income individuals between the ages of 16 and 30.

    During the fiscal year ended June 30, 2002, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 110.6 million which represents sales per square meter of approximately Ps. 4,130. Total income from leases decreased from approximately Ps. 30.1 million for the fiscal year ended on June 30, 2001 to Ps. 20.6 million for the fiscal year ended on June 30, 2002 which represent monthly sales per gross leasable square meter of Ps. 93.1 in 2001 and Ps. 64.3 in 2002. As of June 30, 2002, the occupancy rate in Alto Avellaneda was 93.6%.

    ALTO AVELLANEDA'S FIVE LARGEST TENANTS

    Alto Avellaneda's five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.3% of its gross leasable area at June 30, 2002 and approximately 8.8% of its annual base rent for the fiscal year ended on such date.

    The following table sets forth certain information about Alto Avellaneda's five largest tenants as of June 30, 2002:


                                                          GROSS LEASABLE         % OF GROSS
TENANT                               TYPE OF BUSINESS          AREA             LEASABLE AREA
------                              ----------------      --------------        -------------
                                                               (m(2))                (%)
Bingo..........................      Entertainment            2,470                  9.2
Mc Donald's....................      Restaurants                417                  1.6
Fravega........................      Home appliances            340                  1.3
Rodo...........................      Home appliances            358                  1.3
Garbarino......................      Home appliances            240                  0.9
                                                              -----                 ----
   Total.......................                               3,825                 14.3


    TENANT MIX OF ALTO AVELLANEDA

    The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

                                                                   % OF GROSS
TYPE OF BUSINESS                            GROSS LEASABLE AREA   LEASEABLE AREA
----------------                            -------------------   --------------
                                                    (m(2))               (%)
Clothes and footwear......................        9,379                35.1
Entertainment.............................        8,890                33.3
Miscellaneous.............................        2,112                 7.9
Services..................................        2,080                 7.8
Restaurants...............................        1,827                 6.9
Housewares................................          994                 3.7
Home appliance............................          799                 3.0
Anchor stores.............................          620                 2.3
                                                 ------               -----
       Total..............................       26,701               100.0

       SALES FROM ALTO AVELLANEDA

       The following table sets forth certain information relating to the sales derived from Alto Avellaneda during the following periods:


                                                                FISCAL YEARS ENDED JUNE 30,
                                                 ---------------------------------------------------------
                                                   2002                    2001                     2000
                                                 --------                --------                 --------
                                                                     (Thousands of Pesos)
SALES:
Base rent...............................         16,062.8                23,525.3                 26,018.0
Percentage rent.........................            614.0                 1,330.8                  1,543.1
                                                 --------                --------                 --------
TOTAL RENT................................       16,676.8                24,856.1                 27,561.1
Revenues from admission rights............        3,769.0                 4,789.4                  5,699.4
Management fees...........................          600.0                   704.2                    704.2
Other.....................................          197.5                   706.3                  1,184.3
Gross sales tax...........................         (626.1)                 (917.1)                (1,050.5)
                                                 --------                --------                 --------
  TOTAL.................................         20,617.2                30,138.9                 34,098.5

       LEASE EXPIRATIONS FOR ALTO AVELLANEDA

       The following table shows a schedule of estimated lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2002, assuming that none of the tenants exercise renewal options or terminate their leases early:

                                                                           PERCENTAGE OF                     PERCENTAGE OF
                                           NUMBER OF      SQUARE METERS    TOTAL SQUARE       ANNUAL BASE      TOTAL BASE
                                            LEASES         SUBJECT TO      METERS SUBJECT      RENT UDER       RENT UNDER
LEASE EXPIRATION AS OF JUNE 30,            EXPIRING      EXPIRING LEASES   TO EXPIRATION    EXPIRING LEASES  EXPIRING LEASES
-------------------------------            --------      ---------------   -------------    ---------------  ---------------
                                                               (m(2))           (%)             (Ps. )            (%)
2003 (1) ..........................           54               7,497             28.08          2,668,337          30.53
2004................................          40               6,410             24.00          2,523,756          28.88
2005................................          32               3,649             13.67          1,739,762          19.90
2006................................          20               6,805             25.49          1,074,690          12.30
2007+...............................           9               2,340              8.76            733,269           8.39
                                             ---              ------            ------          ---------         ------
       Total.......................          155              26,701            100.00          8,739,814         100.00

---------------
 (1) Include the vacant stores as of June 30, 2002.

    BUENOS AIRES DESIGN, CITY OF BUENOS AIRES

    Buenos Aires Design is a shopping center with 66 stores specialized in interior and home decoration stores that opened in 1993. We own a 51% interest in Emprendimiento Recoleta S.A. ("ERSA"), the company which has the concession to operate Buenos Aires Design. The other shareholders of ERSA are as follows:
44% is owned by Grupo Bapro S.A. and 5% is owned by Buenos Aires Equity Investment N.V.

    As a result of a public auction, in February 1991, the City of Buenos Aires granted to ERSA a 20-year concession to use a plot of land in the Centro Cultural Recoleta. There can be no assurance that the City of Buenos Aires will extend the term of this concession upon its expiration. The concession agreement provides for ERSA to pay the City of Buenos Aires a monthly amount of Ps. 20,000. It establishes that the concession may be terminated for any of the following reasons, among others:

o severe breach of the obligations of the parties, which with regard to ERSA include: (i) breach of applicable law, (ii) change of the purpose of the Area under concession; (iii) non payment of the monthly fee for two consecutive periods;

o   destruction or abandonment of the area under concession;

o   bankruptcy or liquidation;

o rescue of the area under construction, which shall only take place for certain public interest reasons.

    Termination of the concession agreement for a breach of ERSA will result in the loss of the guaranty of payment which amounts to Ps. 60,534, plus penalties and indemnification for damages.

    In June 1991, we entered into an agreement with the shareholders of ERSA providing our administration of Buenos Aires Design for a monthly administration fee of approximately Ps. 12,000 plus VAT.

    In addition, ERSA reimburses us for salaries paid to management employees which total approximately Ps. 55,000 per month, plus VAT. Buenos Aires Design is in the high-income neighborhood of Recoleta in the City of Buenos Aires, near busy Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires' most popular tourist attraction areas. Many exclusive hotels and restaurants are located in this area, and the shopping center is close to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

    Buenos Aires Design has a total constructed area of 22,790 square meters that consists of 10,004 square meters of gross leasable area. The shopping center has 5 restaurants anchored by the Hard Rock Cafe and a terrace that covers 3,000 square meters. The shopping center is divided into two floors and has a 178-car pay parking lot. Buenos Aires Design's targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

    During the fiscal year ended June 30, 2002, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 25.6 million which represents sales per square meter of approximately Ps. 2,041. Total income from leases decreased from approximately Ps. 9.3 million for the fiscal year ended on June 30, 2001 to Ps. 6.6 million for the fiscal year ended on June 30, 2002 which represent monthly sales per gross leasable square meter of Ps. 58.0 in 2001 and Ps. 55.1 in 2002. As of June 30, 2002, the occupancy rate in Buenos Aires Design was 81.3%.

    BUENOS AIRES DESIGN'S FIVE LARGEST TENANTS

    Buenos Aires Design's five largest tenants (in terms of sales in this shopping center) accounted for approximately 35.9% of Buenos Aires Design's gross leasable area at June 30, 2002 and approximately 34.5% of its annual base rent for the fiscal year ended on such date.

    The following table contains certain information about Buenos Aires Design's five largest tenants (in terms of sales) as of June 30, 2002:


                                                 GROSS LEASABLE    % OF GROSS
TENANT                        TYPE OF BUSINESS       AREA         LEASABLE AREA
------                        ----------------   --------------   -------------
                                                     (m(2))            (%)
Hard Rock Cafe...........     Restaurant             1,473              14.7
Morph....................     Home furnishings       1,032              10.3
Iluminacion Aguero.......     Home furnishings         435               4.3
Vivendi..................     Home furnishings         396               4.0
Bazar Geo................     Home furnishings         258               2.6
                                                     -----              ----
   Total.................                            3,594              35.9



    TENANT MIX OF BUENOS AIRES DESIGN

    The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:


                                                                 % OF GROSS
TYPE OF BUSINESS                          GROSS LEASABLE AREA    LEASABLE AREA
----------------                          -------------------    -------------
                                                  (m(2))             (%)
Home appliance..........................          5,986              59.8
Restaurants.............................          2,522              25.2
Anchor stores...........................          1,032              10.3
Miscellaneous...........................            427               4.3
Services................................             37               0.4
                                               -----------        ----------
       Total............................          10,004            100.0


       SALES FROM BUENOS AIRES DESIGN

       The following table sets forth certain information relating to the sales of Buenos Aires Design during the following periods:


                                                           FISCAL YEARS ENDED JUNE 30,
                                                  --------------------------------------------
                                                   2002(1)           2001(1)           2000(1)
                                                  --------          --------          --------
                                                               (Thousands of Pesos)
SALES:
Base rent...............................         3,763.0           6,175.8             8,564.8
Percentage rent.........................           256.7             142.2                65.3
                                                  -------           -------           --------
TOTAL RENT................................        4,019.7           6,318.0            8,630.1
Revenues from admission rights............        1,453.0           1,156.3            1,313.3
Management fees...........................          274.2             425.2              347.8
Parking...................................        1,020.6           1,790.3            2,024.1
Gross sales tax...........................        (153.9)           (356.0)            (394.3)
                                                  -------           -------            -------
  TOTAL.................................          6,613.6           9,333.8           11,921.0

---------------
(1) Does not reflect our ownership interest in the property.

       LEASE EXPIRATIONS FOR BUENOS AIRES DESIGN

       The following table shows a schedule of estimated lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2002, assuming that none of the tenants exercise renewal options or terminate their leases early:

                                                                           PERCENTAGE OF                        PERCENTAGE OF
                                           NUMBER OF      SQUARE METERS    TOTAL SQUARE       ANNUAL BASE        TOTAL BASE
                                            LEASES         SUBJECT TO      METERS SUBJECT      RENT UDER         RENT UNDER
LEASE EXPIRATION AS OF JUNE 30,            EXPIRING      EXPIRING LEASES   TO EXPIRATION    EXPIRING LEASES(1) EXPIRING LEASES
-------------------------------            --------      ---------------   -------------    ---------------    ---------------
                                                              (m(2))            (%)             (Ps. )              (%)
2003 (2) ..........................            35             4,444               44.42        1,053,840             42.57
2004................................           16             1,926               19.25          502,830             20.31
2005................................           11             1,775               17.75          518,363             20.94
2006................................            4             1,859               18.58          400,556             16.18
2007+...............................            -                 -                   -                                  -
                                              ----           ------              ------        ---------            ------
       Total.......................            66            10,004              100.00        2,475,589            100.00

---------------
(1)  Does not reflect our ownership interest in the property.
(2)  Include the vacant stores as of June 30, 2002.

       PASEO ALCORTA, CITY OF BUENOS AIRES

       Paseo Alcorta is a 124-store shopping center that opened in 1992 and is in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 78,000 square meters that consists of 14,909 square meters of gross leasable area. Paseo Alcorta has a multiplex cinema with four screens, a food court with 20 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center. Paseo Alcorta is spread out over three shopping center levels and has free parking lot for approximately 1,500-car. Paseo Alcorta's targeted clientele consists of high-income individuals between the ages of 34 and 54.

       During the fiscal year ended June 30, 2002, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 86.3 million which represents sales per square meter of approximately Ps. 5,823. Total income from leases decreased from approximately Ps. 22.5 million for the fiscal year ended on June 30, 2001 to Ps. 16.0 million for the fiscal year ended on June 30, 2002 which represent monthly sales per gross leasable square meter of Ps. 128.0 in 2001 and Ps. 89.3 in 2002. As of June 30, 2002, the occupancy rate in Paseo Alcorta was 84.3%.

       PASEO ALCORTA'S FIVE LARGEST TENANTS

       Paseo Alcorta's five largest tenants (in terms of sales in this shopping center) accounted for approximately 12.2% of Paseo Alcorta's gross leasable area at June 30, 2002 and approximately 9.3% of its annual base rent for the fiscal year ended on such date.

       The following table provides certain information about Paseo Alcorta's five largest tenants (in terms of sales) as of June 30, 2002:


                                                          GROSS LEASABLE         % OF GROSS
TENANT                               TYPE OF BUSINESS          AREA             LEASABLE AREA
------                              ----------------      --------------        -------------
                                                               (m(2))                (%)
Musimundo.......................    Music and video                   987             6.6
Mc Donald's.....................    Restaurant                        202             1.4
Fravega.........................    Home appliances                   265             1.8
Kartun..........................    Beauty shop                       230             1.5
Cristobal Colon.................    Clothes and footwear              140             0.9
                                                                   -------          ------
  Total.........................                                    1,824            12.2


       TENANT MIX OF PASEO ALCORTA

       The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

                                                               % OF GROSS
TYPE OF BUSINESS                       GROSS LEASABLE AREA    LEASEABLE AREA
----------------                       -------------------    --------------
                                              (m(2))               (%)
Clothes and footwear.................          6,939              46.5
Entertainment........................          2,615              17.5
Miscellaneous........................          2,201              14.8
Restaurants..........................          1,464               9.8
Home appliance.......................            774               5.2
Services.............................            651               4.4
Housewares...........................            265               1.8
                                              ------             -----
       Total.........................         14,909             100.0

    SALES FROM PASEO ALCORTA

    The following table sets forth certain information relating to the sales of Paseo Alcorta during the following periods:

                                                    FISCAL YEARS ENDED JUNE 30,
                                        ---------------------------------------------
                                          2002              2001               2000
                                        --------          --------           --------
                                                      (Thousands of Pesos)
SALES:
Base rent............................   12,365.1          16,511.3           17,274.1
Percentage rent......................    1,368.5           1,774.9            2,086.9
                                        --------          --------           --------
TOTAL RENT...........................   13,733.6          18,286.2           19,361.0
Revenues from admission rights.......    2,400.2           4,535.7            4,098.3
Management fees......................      354.2             415.8              415.7
Other................................          -                 -              680.8
Gross sales tax......................    (515.5)           (690.4)            (718.9)
                                        --------          --------           --------
  TOTAL..............................   15,972.5          22,547.3           23,836.9

    LEASE EXPIRATIONS FOR PASEO ALCORTA

    The following table shows a schedule of estimated lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2002, assuming that none of the tenants exercise renewal options or terminate their leases early:

                                                                           PERCENTAGE OF                     PERCENTAGE OF
                                           NUMBER OF      SQUARE METERS    TOTAL SQUARE       ANNUAL BASE      TOTAL BASE
                                            LEASES         SUBJECT TO      METERS SUBJECT      RENT UDER       RENT UNDER
LEASE EXPIRATION AS OF JUNE 30,            EXPIRING      EXPIRING LEASES   TO EXPIRATION    EXPIRING LEASES  EXPIRING LEASES
-------------------------------            --------      ---------------   -------------    ---------------  ---------------
                                                               (m(2))           (%)             (Ps. )            (%)
2003 (1) ..........................         60                 4,286           28.75           2,886,169            42.46
2004................................        23                 2,023           13.57           1,440,846            21.20
2005................................        26                 2,347           15.74           1,236,600            18.19
2006................................         8                   745            4.99             467,736             6.88
2007+...............................         7                 5,508           36.95             766,500            11.27
                                          ------             --------        --------         -----------         ---------
       Total........................       124                14,909          100.00           6,797,851           100.00
---------------

 (1) Include the vacant stores as of June 30, 2002.

    PATIO BULLRICH, CITY OF BUENOS AIRES

    Patio Bullrich is a 89-store shopping center that opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

    Patio Bullrich is in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of prestigious hotels and the City's subway, bus and train systems. Furthermore, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.

    Patio Bullrich has a total constructed area of 27,811 square meters that consist of 11,623 square meters of gross leasable area and common areas covering 12,420 square meters. The shopping center has a six-screen movie theater complex with 1,381 seats, an entertainment area of 1,281 square meters and a food court of 18 restaurants. The center is spread out over four levels and has a pay parking lot for 228-car in an area consisting of 3,785 square meters.

    Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high income individuals between the ages of 45 and above.

    During the fiscal year ended June 30, 2002, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 65.0 million which represents sales per square meter of approximately Ps. 5,923. Total income from leases decreased from approximately Ps. 15.0 million for the fiscal year ended June 30, 2001 to Ps. 12.4 million for the fiscal year ended June 30, 2002, which represent monthly sales per gross leasable square meter of Ps. 115.1 in 2001 and Ps. 88.6 in 2002. As of June 30, 2002, the occupancy rate in Patio Bullrich was 91.1%.

    PATIO BULLRICH'S FIVE LARGEST TENANTS

    Patio Bullrich's five largest tenants (in terms of sales in this shopping center) accounted for approximately 7.6% of Patio Bullrich's gross leasable area at June 30, 2002 and approximately 10.1% of its annual base rent for the fiscal year ended on such date.

    The following table sets forth certain information about Patio Bullrich's five largest tenants as of June 30, 2002:


                                                          GROSS LEASABLE         % OF GROSS
TENANT                               TYPE OF BUSINESS          AREA             LEASABLE AREA
------                              ----------------      --------------        -------------
                                                               (m(2))                (%)
Cipriani Dolci..................    Restaurant                   42                  0.4
Beauty Shop.....................    Beauty Shop                 470                  4.0
Paula Cahen D`anvers............    Clothes and Footwear        135                  1.2
Cacharel Damas..................    Clothes and Footwear        179                  1.5
Buquebus........................    Services                     63                  0.5
                                                               -----              ---------
  Total.........................                                889                  7.6

    TENANT MIX OF PATIO BULLRICH

    The following table sets forth the tenant mix of the types of business in Patio Bullrich:

                                                     GROSS         % OF GROSS
TYPE OF BUSINESS                                 LEASABLE AREA   LEASEABLE AREA
----------------                                 -------------   --------------
                                                     (m(2))              (%)
Entertainment.............................           4,107             35.3
Clothes and footwear......................           3,366             29.0
Restaurants...............................           1,789             15.4
Miscellaneous.............................           1,718             14.8
Home appliance............................             386              3.3
Services..................................             257              2.2
                                                   --------          -------
       Total..............................          11,623            100.0


    SALES FROM PATIO BULLRICH

    The following table sets forth certain information relating to the sales of Patio Bullrich during the following periods:


                                                            FISCAL YEARS ENDED JUNE 30,
                                                 ---------------------------------------------
                                                   2002             2001                2000
                                                 --------         --------            --------
                                                              (Thousands of Pesos)
SALES:
Base rent...............................          7,264.7          9,645.7             8,963.8
Percentage rent.........................          1,037.2          1,559.8             2,197.6
                                                 --------         --------            --------
TOTAL RENT................................        8,301.9         11,205.5            11,161.4
Revenues from admission rights............        2,187.0          1,262.1               371.7
Management fees...........................          800.0            939.0               939.0
Parking...................................        1,471.5          2,076.3             2,269.5
Gross sales tax...........................        (402.9)          (467.5)             (448.3)
                                                 --------         --------            --------
  TOTAL.................................         12,357.5         15,015.4            14,293.3

    LEASE EXPIRATIONS FOR PATIO BULLRICH

    The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2002, assuming that none of the tenants exercise renewal options or terminate their leases early:

                                                                           PERCENTAGE OF                     PERCENTAGE OF
                                           NUMBER OF      SQUARE METERS    TOTAL SQUARE       ANNUAL BASE      TOTAL BASE
                                            LEASES         SUBJECT TO      METERS SUBJECT      RENT UDER       RENT UNDER
LEASE EXPIRATION AS OF JUNE 30,            EXPIRING      EXPIRING LEASES   TO EXPIRATION    EXPIRING LEASES  EXPIRING LEASES
-------------------------------            --------      ---------------   -------------    ---------------  ---------------
                                                               (m(2))           (%)             (Ps. )            (%)
2003 (1) ..........................           34               2,947           25.36           1,177,178            29.31
2004................................          18               3,867           33.27             869,850            21.66
2005................................          26               3,597           30.94           1,406,338            35.01
2006................................          11               1,212           10.43             562,944            14.02
2007+...............................           -                   -               -                   -                -
                                          --------           --------         -------         -----------         --------
       Total.......................           89              11,623          100.00           4,016,310           100.00

---------------
 (1) Include the vacant stores as of June 30, 2002.

    ALTO NOA, CITY OF SALTA

    Alto Noa is a 91-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.1 million inhabitants with approximately 0.5 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 31,836 square meters which consists of 18,876 square meters of gross leasable area. Alto Noa has a food court with 13 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center is contained on one floor and has a free parking lot for 551-car. Alto Noa's targeted clientele consists of middle-income individuals between the ages of 28 and 40.

    On October 2, 2000, we opened to the public a new area in Alto Noa. The expansion comprised the construction of 22 new stores, thus expanding 6,000 m2 the space for rent of the shopping mall. Additionally, 300 new parking spaces were built. The total construction cost of this area was US$ 4.0 million. We financed this investment with cash flows from operations.

    We have also expanded the shopping center with the construction of a cinema complex. On May 29, 1998, we entered into a lending facility agreement with Hoyts which established the terms of the construction and for the lease of space to operate a cinema complex in Alto Noa. Pursuant to this agreement, Hoyts agreed to finance up to US$ 4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with option for Hoyts to renew the lease for two additional consecutive ten-year periods. As of October 2000, borrowings under the facility totaled US$ 4.0 million. These borrowings accrue interest at the six-month LIBOR plus 2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts Cinema the greater of (i) US$ 300.000 per annum and (ii) 10% of the total sales of the complex. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due.

    Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. dollars, were mandatorily converted into Pesos.

    During the fiscal year ended June 30, 2002, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 28.2 million, which represents sales per square meter of approximately Ps. 1,496. Total income from leases decreased from approximately Ps. 4.7 million for the fiscal year ended on June 30, 2001 to Ps. 3.9 million for the fiscal year ended on June 30, 2002 which represent monthly sales per gross leasable square meter of Ps. 20.6 in 2001 and Ps. 17.0 in 2002. As of June 30, 2002, the occupancy rate in Alto Noa was 87.6%.

    FIVE LARGEST TENANTS OF ALTO NOA

    Alto Noa's five largest tenants (in terms of sales in this shopping center) accounted for approximately 50.4% of Alto Noa's gross leasable area at June 30, 2002 and approximately 32.2% of its annual base rent for the fiscal year ended on such date.

    The following table sets forth certain information about Alto Noa's five largest tenants (in terms of sales in this shopping center) as of June 30, 2002:


                                                          GROSS LEASABLE         % OF GROSS
TENANT                               TYPE OF BUSINESS          AREA             LEASABLE AREA
------                              ----------------      --------------        -------------
                                                               (m(2))                 (%)
Hoyts General Cinema..............  Entertainment              3,808                 20.2
Casa Lozano.......................  Supermarket                3,064                 16.2
Y.P.F.............................  Services                   1,813                  9.6
Fravega...........................  Home appliances              407                  2.2
Mc Donald's.......................  Restaurant                   407                  2.2
                                                            ----------           -----------
  Total...........................                             9,499                 50.4

    TENANT MIX OF ALTO NOA

    The following table sets forth the tenant mix of the types of businesses in Alto Noa:
                                                     GROSS         % OF GROSS
TYPE OF BUSINESS                                 LEASABLE AREA   LEASEABLE AREA
----------------                                 -------------   --------------
                                                     (m(2))             (%)
Entertainment...................................    5,608              29.7
Anchor stores...................................    3,603              19.1
Clothes and footwear............................    3,280              17.4
Services........................................    2,934              15.5
Miscellaneous...................................    1,469               7.8
Restaurants.....................................    1,243               6.6
Housewares......................................      407               2.2
Home appliance..................................      332               1.7
                                                  --------          ---------
       Total....................................   18,876             100.0

    SALES FROM ALTO NOA

    The following table sets forth certain information relating to the sales of Alto Noa during the following periods:


                                                           FISCAL YEARS ENDED JUNE 30,
                                                  ------------------------------------------
                                                    2002             2001              2000
                                                  -------          -------           -------
                                                              (Thousands of Pesos)
SALES:
Base rent...............................          3,448.7          4,300.8           4,061.4
Percentage  rent........................             99.1             77.6              88.3
                                                  -------          -------           -------
TOTAL RENT................................        3,547.8          4,378.4           4,149.7
Revenues from admission rights............          412.7            469.6             218.4
Gross sales tax...........................         (100.6)          (165.4)           (138.8)
                                                  -------          -------           -------
  TOTAL.................................          3,859.9          4,682.6           4,229.3


       LEASE EXPIRATIONS FOR ALTO NOA

       The following table shows a schedule of estimated lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2002, assuming that none of the tenants exercise renewal options or terminate their leases early:

                                                                           PERCENTAGE OF                     PERCENTAGE OF
                                           NUMBER OF      SQUARE METERS    TOTAL SQUARE       ANNUAL BASE      TOTAL BASE
                                            LEASES         SUBJECT TO      METERS SUBJECT      RENT UDER       RENT UNDER
LEASE EXPIRATION AS OF JUNE 30,            EXPIRING      EXPIRING LEASES   TO EXPIRATION    EXPIRING LEASES  EXPIRING LEASES
-------------------------------            --------      ---------------   -------------    ---------------  ---------------
                                                               (m(2))           (%)             (Ps. )            (%)
2003 (1) ..........................            48             3,802            20.14             728,741            30.49
2004................................           20             1,232             6.53             308,435            12.90
2005................................           14             4,884            25.87             541,248            22.64
2006................................            5             3,990            21.14             254,100            10.63
2007+...............................            4             4,968            26.32             558,000            23.34
                                             -----          ---------        --------         -----------         ---------
       Total.......................            91            18,876           100.00           2,390,524           100.00

---------------
 (1) Include the vacant stores as of June 30, 2002.

       MENDOZA PLAZA, CITY OF MENDOZA

       We own a non-controlling interest in Perez Cuesta S.A.C.I. which owns Mendoza Plaza. Other shareholders of Perez Cuesta S.A.C.I. include (i) Falabella S.A. which owns a non-controlling interest and (ii) Jorge Perez Cuesta, Gonzalo Perez Cuesta and Jorge Garcia Salazar who together own a controlling interest.

       On June, 2001 we filed a lawsuit against Perez Cuesta S.A.C.I. and certain directors and syndics requesting the annulment of the Shareholders Meeting held on March 23, 2001 and the removal of those directors and syndics.

       At this shareholders meeting, a capital increase pursuant to which our interest in Perez Cuesta S.A.C.I. was diluted from 25% to approximately 18.9% was approved. Our complaint is based on certain irregularities regarding the calling of the meeting and a breach of the provisions of the Law of Corporations No. 19,550 relating to preemptive and accretion rights.

       We currently are negotiating a settlement with Falabella and Perez Cuesta S.A.C.I. We are involved in other litigation from time to time in the ordinary course of business, but we believe that the litigation in which we are currently involved is not likely to have a material effect on our financial condition or results of operations.

       Mendoza Plaza is a 137-store shopping center that opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 40,367 square meters of gross leasable area. Mendoza Plaza has a multiplex cinema covering an area of approximately 3,515 square meters with ten screens, the Chilean department store Falabella, a food court with 15 restaurants, an entertainment center and a supermarket which is also a tenant. The shopping center is contained on two levels and has a free parking lot for 2,600-car. Mendoza Plaza's targeted clientele consists of middle-income individuals between the ages of 28 and 40. As of June 30, 2002, Mendoza Plaza had an occupancy rate of approximately 97.1%.

RESIDENTIAL COMPLEX

       TORRES DE ABASTO

       In May 1999, we completed the construction of "Torres de Abasto", a 545-apartment high-rise residential complex located one block away from Abasto Shopping Center in the center of the City of Buenos Aires. The complex had a construction cost of US$ 34.3 million and consists of three 28-story buildings and one 10-story building, all of which target the middle-income market. The complex has a swimming pool, a terrace, 24-hour security and approximately 310 underground parking spaces and four retail stores on the ground floor of one of the buildings.

       We began to pre-sell units in this project in March 1997 and offered to contact financial institutions on behalf of purchasers or, in certain cases, offered financing directly to purchasers. By June 30, 2002, we had financed through mortgage loans the acquisition of 69 units for a total amount of US$ 3.1 million, representing approximately 63% of the selling price of those units. On January 6, 2002, Decree No. 214/02 established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. dollars at the exchange rate of Ps. 1.00 = 1.00 U.S. dollar. In this way, U.S. dollar-denominated mortgage loans offered by our Company, were converted into Pesos.

       As of June 30, 2002, Ps. 1.4 million had been repaid. The amount represents the 46% of mortgage loans offered. The loans' average term is 76 months and the average interest rate is 14.0%.

       We successfully finalized the commercialization of the 39 units available as of June 30, 2001.

Agreement for the Commercialization of Torres de Abasto, with IRSA

       On May 1, 2000, we entered into an agreement with IRSA for the commercialization of the units of Torres de Abasto. The services rendered by IRSA included:

o commercial operation services such as implementation of sale and lease strategy pursuant to the prices, terms and conditions set by us;

o selection of suppliers and hiring of advertising agencies, real estate brokers, notary public and appraisers;

o coordination of the subscription of sale agreements, deeds of sale and lease agreements according to the terms set by us.

       The monthly fee for the commercialization services was Ps. 2,500 plus Value Added Tax, and an additional fee of:

o      Sales: 1% of the sale price of each unit plus Value Added Tax; or

o      Leases: 2% of the total lease price of each unit plus Value Added Tax.

       Since the commercialization of the units is completed, the agreement between both companies has expired.

EXPANSION OPPORTUNITIES

       ALTO AVELLANEDA

       Alto Avellaneda has the potential to expand by 13,000 square meters if we decide to build on the land currently occupied by the parking lot. We are also currently in the preliminary stages of evaluating the building of a state-of-the-art multiplex cinema with six additional screens in Alto Avellaneda. To date, no formal plans or designs have been completed by us. It is possible that we will decide not to continue with these expansion plans.

       BUENOS AIRES DESIGN

       Through ERSA, we plan to execute improvement works on the Buenos Aires Design terrace. The project is aimed at maintaining this place in vogue and among people's preferences.

       The renovation project is under consideration by the City of Buenos Aires. The work estimated completion date is on the early 2003 and will involve an investment of Ps. 0.3 million. We expect to finance this project through working capital.

DEVELOPMENT PROPERTIES

       ROSARIO PROJECT

       On August 25, 1998, together with Coto Centro Integral de Comercializacion S.A. ("Coto") we acquired a 213,372 square meter development property located in the City of Rosario, the third largest city in Argentina in terms of population, in a public auction conducted by the Ente Nacional de Administracion de Bienes Ferroviarios ("ENABIEF") an Argentine government entity within the Ministry of Infrastructure and Housing, dedicated to the administration of the national governments properties (subsequently ENABIEF changed its name to Organismo Nacional de Administracion de Bienes del Estado -"ONABE"-). We paid US$ 17.5 million (net of closing costs) for a 66.67% ownership interest in the property.

       On December 17, 1999, we obtained an exclusive title to a part of this property, upon which we plan to develop a residential complex. On the rest of the land, which is 56% owned by us and 44% by Coto, we plan to develop a shopping center and Coto plans to develop a hypermarket.

       The proposed project is composed of two parts. The first part involves the construction of a shopping center with approximately 20,000 square meters of gross leasable area and an entertainment complex, consisting of approximately 21,000 square meters, that is currently expected to include a science museum, a railroad museum, a convention center, a restaurant area and an outside entertainment area. The second part involves the construction of a 1,200 apartment high-rise residential complex consisting of nine towers. We believe that this development project currently complies in all material respects with the construction requirements for this area established by the Municipality of Rosario.

       At present, the estimated cost of the first part of the project is approximately Ps. 37.5 million. The estimated cost of completion of the nine residential towers is currently estimated at approximately an additional Ps.
126.0 million. We expect finance the main part of the project through working capital, and if necessary we are going to get debt financing in a limited amount.

       The ownership of the acquired property is subject to the accomplishment of a construction timetable.

       On December 20, 2000 we filed a request for extension of the terms established in the original timetable for the construction of the project, which was approved by the ONABE by Order 747-01 on September 4, 2001. The extension, establishes the following schedule:

o      the road system, which construction was completed in March 2002;

o the construction of the shopping center, which was projected to start on September 15, 2002; and

o the construction of the first tower of the residential complex is projected to start on March, 2004.

       On July 10, 2002, we filed a request for a new extension of the terms set forth in the last timetable approved. The request is basically based on the economic and social emergency situation that the country is going through, which was completely unexpected at the time of doing the offer for the property.

       At the present, ONABE's resolution about APSA's request is still pending.

       Agreement with National Amusement International II, Inc., for the Rosario Project

       On October 23, 1998 we signed a letter of intent with National Amusement International II, Inc. and its Argentine branch ("NAI") pursuant to which NAI expressed an interest in leasing a portion of the property to develop and operate a multiscreen theater in the Rosario Project. NAI has deposited US$ 4.5 million in connection with this project. The definitive agreement was signed on June 7, 1999.

       NEUQUEN PROJECT

       On September 1, 1999, we acquired a 94.6% interest in Shopping Neuquen S.A. for US$ 4.2 million. We paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is still overdue.

       Although we are negotiating an extension of the date for the remaining payment, the sellers have initiated a mediation process which is a mandatory non-judicial process prior to filing a suit to collect the payment.

       Shopping Neuquen's sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 135 stores, a hypermarket, a multiplex movie theater and a hotel. The total cost for us is currently estimated to be approximately Ps. 20.0 million. We expect to finance this project through working capital and additional bank debt.

       In June, 2001 Shopping Neuquen filed a request with the municipality of Neuquen for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that they will develop. The proposed new timetable contemplates that the construction of the first stage would start on December 15, 2002 and would finish on December 31, 2004. The second optional stage would be finished on December 31, 2006.

       The extension will have to be approved by the Consejo Deliberante of the City of Neuquen which is the municipal legislative body. In the event that the proposal is not accepted by the local governmental authorities, the sale may be cancelled, and Shopping Neuquen may not recover its original investment. Although we are hoping for a favorable resolution to our proposal, there can be no assurance as to the final outcome of the negotiations.

       CABALLITO PROJECT

       On October 22, 1998, we entered into an agreement with the ENABIEF and Club Ferrocarril Oeste Asociacion Civil for the acquisition of approximately 25,539 square meters of real estate in the Caballito area of the City of Buenos Aires for a total purchase price of US$ 16.6 million. The acquisition was consummated in January 1999. We currently plan to build a 30,000 square meters shopping center with an hypermarket on the property but present zoning laws do not permit the development of a shopping center on these premises. Due to the lack of zoning laws to develop a shopping center, we cannot estimate a cost for the development. There can be no assurance that we will actually be able to develop this project.

       ALCORTA PLAZA PROJECT

       We intend to build an of an office and residential building on a plot located at Avenida Figueroa Alcorta across from Paseo Alcorta Shopping. The proposed building, that will be called "Alcorta Plaza", will consist of 23 stories of 250 square meters each. The proposed project will also include the construction of an underground parking lot. The total estimated cost for the development is currently approximately Ps. 9.0 million, which is expected to be financed through the anticipated sale of the units. The project's feasibility has been approved by municipal authorities, but final approval is still pending. As a result, we cannot assure you that we will obtain such final approval or that we will complete the proposed project.

       RESIDENTIAL PROJECT TO BE BUILT ON THE TOP OF THE EXISTING
SUPERMARKET COTO

       On September 24, 1997, we sold to Coto Centro Integral de Comercializacion S.A.a parcel of land across the street from Abasto Shopping Center. We received US$ 9.1 million for the land (of which US$ 0.5 million corresponds to the parking spaces located below the Coto Supermarket) and reserved the right to construct a two-tower residential complex above the hypermarket that Coto Centro Integral de Comercializacion S.A. has constructed on this plot of land. The proposed project would include two residential towers, with 145 apartments each and approximately 16,300 sellable square meters targeted to middle income families. The total cost for the development is currently estimated to be approximately Ps. 16.5 million, and the commencement of the proposed project would follow completion of the sale of the Torres de Abasto residential project. To date, we have finalized the preliminary master plan for the construction of the Coto residential complex, but there can be no assurance that we will continue with this development plans.

RELATED BUSINESSES

       TARSHOP ("TARSHOP")

       On June 4, 1998, we acquired an 80% equity interest in Tarshop, for US$
7.3 million. Tarshop is a limited purpose credit card company engaged in credit card operations and is not affiliated to any bank and bears all of the credit and collection risk inherent in extending credit to its customers.

       Tarshop originates credit card accounts to encourage customers to purchase goods and services in our shopping centers. Tarshop began its operations in September 1996 and as of June 30, 2002 had approximately 152,000 accounts. Although initially Tarshop's credit card was used only in Alto Avellaneda, it is currently accepted in five shopping centers, four supermarket chains and another 5,345 retail stores as well.

       Tarshop has ongoing revolving period securitization programs through which it transfers a portion of its customer credit card receivable balances to a master trust (the "Trust") that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from Tarshop's balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on Tarshop's balance sheet as a retained interest in transferred credit card receivables. Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust - Titulos de Deuda Fiduciaria (Fiduciary Debt Securities, "TDF") and Certificados de Participacion (Participation Certificates, "CP") which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables after all payments of principal and interest on the TDFs, and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

       Tarshop entered into two-year revolving-period securitization programs, through which it sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable balances to Trusts for Ps. 67.3 million in net cash proceeds. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs, Ps. 23.8 million 12% fixed-rate interest TDFs and Ps. 20.0 million 18% fixed-rate interest TDFs and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. Bank commissions incurred in this connection totaled Ps.
5.7 million. As a credit protection for investors, Tarshop established cash reserves for losses amounting to Ps. 0.3 million.

       Under these programs, Tarshop acts as the servicer on the accounts and receives a monthly fee for its services equal to 0.5% of the total outstanding portfolio balance (principal plus interest) at the end of each month. Servicing fees received during the years ended June 30, 2002 and 2001 totaled Ps. 108,513 and Ps. 256,900, respectively.

       Since the implementation of the securitization programs, a portion of Tarshop's credit cards receivables are booked in the respective trust, and therefore do not appear on our consolidated balance sheet.

       As of June 30, 2002, Tarshop had total assets of approximately Ps. 37.2 million and shareholders' equity of Ps. 6.2 million. For the fiscal year ended June 30, 2002, Tarshop's total net revenues were Ps. 40.8 million, representing approximately 24.0% of our net revenues for such year, and it had a net loss of Ps. 10.1 million, representing approximately 23.9% of our net loss for such year. As of June 30, 2002 Tarshop had approximately Ps. 62.3 million in credit card balances outstanding (including asset-backed securities), compared to Ps.
142.3 million as of June 30, 2001. Tarshop's past due credit card balances (i.e., 30 or more days) (including asset-backed securities) were Ps. 10.8 million as of June 30, 2002, compared to Ps. 10.2 million, as of June 30, 2001.

       We believe that the acquisition of Tarshop may help us to expand the range of the services that we provide to our tenants and customers visiting our shopping centers. We also believe this acquisition will be useful as a marketing and promotional tool to attract customers to our shopping centers.

INTERNET VENTURES

       We believe that the internet market is an excellent commercial channel as a complement of our shopping centers. Since the malls are limited by geographic barriers, e-commerce becomes an attractive alternative for the reason that allows us to expand our possibilities to reach new markets.

       ALTOCITY.COM S.A.

       Altocity.Com S.A. is a company engaged in delivering e-commerce services providing customers with the information necessary to make personalized online buying decisions and giving retailers the ability to reach a large customer base. Altocity.Com S.A., is a wholly-owned subsidiary of E-Commerce Latina S.A., ("E-Commerce Latina"), an internet venture between us and Telefonica de Argentina S.A. ("Telefonica"), where each have a 50% interest. Previously, our partner in the venture was Telinver S.A., a wholly-owned subsidiary of Telefonica; but on April 27, 2001 Telinver notified us that it had transferred its holdings in E-Commerce Latina to Telefonica.

       Altocity.Com S.A.'s goal is to make the shopping experience informed, quick, interactive and personalized. Altocity.Com S.A. primarily derives its revenues from sales of products on its website and to a lesser extent from sales of advertising and sponsorships and a fixed amount charged to retailers.

       For the year ended June 30, 2002, Altocity.Com S.A. net revenues totaled Ps. 1.3 million and had a net loss of Ps. 15.1 million. Of its revenues for such period, approximately 69.1% were derived from product sales and commissions earned, 30.3% represented fixed amount charged to retailers and 0.6% results from advertising fees.

       We account for our 50% indirect equity investment in Altocity.Com S.A. under the equity method of accounting.

       In connection with the formation of E-Commerce Latina, on December 15, 1999 we entered into a shareholders' agreement with Telinver. On April 27, 2001, Telinver notified us that it had assigned that agreement to Telefonica. Pursuant to the shareholders agreement, Telinver contributed to E-Commerce Latina US$ 5.0 million upon execution, and an additional US$ 5.0 million on June 15, 2000 in return for its 50% ownership position. We contributed intellectual property rights in exchange for our 50% ownership interest.

       Telinver and we agreed to:

o make capital contributions of up to US$ 5 million each, which were paid during April 2001 and,

o make optional capital contributions to be approved by E-Commerce Latina's board of directors of up to US$ 12.0 million to develop new lines of business, of which 75% is to be contributed by Telinver and 25% is to be contributed by us.

       The shareholders agreement also sets forth the rights and obligations of each party over the operation of E-commerce Latina. The significant provisions of the shareholders agreement include:

o the obligation of IRSA to remain as our controlling shareholder and of Grupo Telefonica to control Telinver or any successor;

o the determination of the election of the members of the board of directors;

o      terms for notices of the shareholders meetings; and

o certain restrictions on transfers of shares for the first two years, and thereafter reciprocal first refusal and "tag along" rights.

       Altocity.Com S.A. began operating its web site on June 1, 2000 and by June 30, 2002 had already 30,000 registered users. The site offers a product supply of approximately 320,000 items from over 100 retailers that are classified into 16 categories such as apparel, books, music and home appliances. The site's "url address" www.altocity.com, is visited monthly by approximately 84,077 visitors on average. Currently, most of the retailers of Altocity.Com S.A. do not have their own sites.

       ALTO INVEST

       As of May 8, 2001, our majority owned subsidiary Alto Invest S.A., owner of Lineinvest.com.ar internet site, has decided to cease providing advisory and financial information services through its internet site, the purpose of which had been to assist in family and personal finances planning.

       Alto Invest S.A. is currently evaluating other projects related to its original one and to others with more synergy with the shopping centers segment as well.

ADMINISTRATION AND MANAGEMENT OF THE SHOPPING CENTERS

       MANAGEMENT

       Prior to our acquisition, each of our shopping centers had its own management and administrative structure, the cost of which had to be paid for by each individual shopping center operator. After acquiring several shopping centers and undergoing a corporate reorganization process, we reduced expenses by centralizing management and eliminating overlapping managerial positions.

       Additional expenses related to the operation of the shopping centers (such as security, maintenance, housekeeping, electricity, etc.) are treated as pass-through expenses and are paid by tenants. Nonetheless, we try to manage pass-through expenses as efficiently as possible, since from the tenants' perspective, rent is equal to total cost of occupancy, which includes base rent or percentage of sales, expenses and other contributions. Therefore, the lower the pass-through expenses, allow tenants to reduce their costs. Our pass-through expenses has also been diminished as a consequence of the consolidation of the management of most of the acquired and developed shopping centers. For example, the average occupancy cost of our tenants' have been reduced by 0.7% in the fiscal year ended June 30, 2002 compared to fiscal year ended June 30, 2000, where the process of management consolidation was just developing. Similar cost savings have been achieved in the consolidation of costs associated with increasing brand penetration and recognition.

       We manage and operate each of the shopping centers in which we own more than 50%. We charge tenants a monthly administration fee, which varies from shopping center to shopping center, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to fund promotional efforts for the shopping center. We charge a monthly administration fee, paid prorated by the tenants, according to their particular lease rates. This administration fee is a fixed amount in Alto Palermo Shopping Center, Alto Avellaneda, Abasto Shopping Center, Paseo Alcorta and Patio Bullrich and a percentage of the common area maintenance expenses in Buenos Aires Design. The total amount paid monthly to us is approximately:

o        Ps. 50,398 in Alto Palermo Shopping Center,

o        Ps. 30,000 in Alto Avellaneda,

o        Ps. 50,000 in Abasto Shopping Center,

o        Ps. 40,000 in Patio Bullrich,

o        Ps. 17,711 in Paseo Alcorta and

o 10% of the total amount of the common area maintenance expenses in Buenos Aires Design. We also charge the tenants of Buenos Aires Design an administration fee that totals Ps. 12,000, for the management of the shopping center.

       The total revenues from administration fees charged by us during the fiscal year ended June 30, 2002 were approximately Ps. 4.0 million, which accounts for approximately 3.2% of our total revenues.

PRINCIPAL TERMS OF OUR LEASES

       Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Our lease agreements are generally denominated in U.S. dollar with exception of some renewals and new lease contracts accomplished during this year which are subject to rent escalation clauses.

       Although our lease agreements are U.S. dollar-denominated obligations, Decree No. 214/02 and Decree No. 762/02, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in that currency and which are not related to the financial system existing as of January 7, 2002 are subject to the following:

              o    obligations will have to be paid in Pesos at a rate of Ps.
                   1.00 = US$ 1.00. Additionally, these obligations are subject to inflation adjustment through the CER index;

              o if, as a consequence of this adjustment, the agreement is unfair to any of the parties, as long as the part that has the obligation to pay is not overdue and the adjustment is applicable, either may ask the other for a fairness adjustment. If they do not reach an agreement, a court will make the decision in order to preserve the continuity of the contract relation in a fair way; and

              o new lease agreements may be freely entered into between parties, even U.S. dollar denominated lease agreements.

       Leasable space in our shopping centers (other than Mendoza Plaza) is marketed through an exclusive arrangement with the real estate broker Fibesa. We have a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that leases terms will be as set forth in the standard lease agreement.

       We charge our tenants a rent which consists of the higher of (i) a monthly base rent (the "Base Rent") and (ii) a specified percentage of the tenant's monthly gross sales in the store (the "Percentage Rent") (which generally ranges between 4% and 8% of tenant's gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant's Base Rent generally increases between 4% and 7% each year during the term of the lease.

       In addition to rent, we charge most of our tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant's responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without our consent.

       We are responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. We also provide the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by this items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenant's must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. We determine this percentage based on the tenant's gross leasable area and the location of its store. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

       We carry out promotional and marketing activities to increase attendance to our shopping centers. These activities are paid for with tenant's contributions to the Common Promotional Fund ("CPF"), which is administered by us. Every month tenants contribute to the CPF an amount between, approximately, 12% and 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. We may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

       Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to decide tenants' responsibility for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for its rental unit, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers' compensation.

       CONTROL SYSTEMS

       We have computer systems to monitor tenants' sales in Alto Avellaneda, Alto Palermo Shopping Center, Paseo Alcorta and Abasto Shopping Center. We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those Shopping Centers have a computerized cash register that is linked to a main computer server in the administration office of such shopping center. We use the information generated from the computer monitoring system for auditing the Percentage Rent to be charged to each tenant and use the statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes. The lease contracts for tenants in Alto Avellaneda, Alto Palermo Shopping Center, Paseo Alcorta and Buenos Aires Design (only with respect to agreements subscribed after its acquisition) and Abasto Shopping Center contain a clause requiring tenants to be linked to the computer monitoring system.

       PROMOTIONAL ACTIVITIES

       We seek to develop brand name recognition and consumer loyalty towards our shopping centers through certain promotional events. Furthermore we are implementing a promotional program designed to increase traffic in our shopping centers.

       Promotional and marketing activities in our shopping centers have benefited from the consolidated management. On September, 1999, we launched the "Los Altos" brand which encompasses Alto Palermo Shopping Center, Alto Avellaneda, Abasto Shopping Center, Paseo Alcorta, and Alto Noa, with the aim of consolidating their promotional efforts. By consolidating the management of several shopping centers, we have been able to benefit from economies of scale and achieve better terms when negotiating with advertising companies, media outlets, entertainers and other entities that we use to promote our shopping centers.

       The most important promotion during the fiscal year ended June 30, 2002, was carried out during Christmas. This promotion was known as "Alto Check" which gave an additional 50% value to the customer's money. According to this program, customers decided the amount of money they wanted to spend (all means of payment were available) and additionally to that amount, they were given an extra 50% in Alto Checks to buy in our shopping centers. The promotion was financed through the Common Promotion Fund and the contribution of tenants.

       Depending on the nature of each promotion, we occasionally have promotions that benefit all of our shopping centers and others affecting only some of them.

       In the past, we have sponsored promotional events involving international entertainers such as Luis Miguel, Julio Iglesias, Ricky Martin, David Copperfield, The Bee Gees, Backstreet Boys and Luciano Pavarotti, international fashion shows including international super models, such as Cindy Crawford, Claudia Schiffer, Naomi Campbell and Kate Moss, and fireworks shows during the summer season.

       Furthermore, in December, 1998, we launched a fidelity program called "Bonus$ ", which is operating in Alto Palermo Shopping Center, Alto Avellaneda, Abasto Shopping Center and Paseo Alcorta. The fidelity program awards points to the consumers who have registered in the program, for every purchase in the stores included in the fidelity program. Registered consumers may redeem the points obtained for different prizes, ranging from discounts in our shopping centers to fully paid for trips to Europe. As of June 30, 2002 more than 700,000 consumers had registered in the fidelity program and 111,000 prizes were given.

       As a result of the large devaluation of the Peso, real exchange rate favored foreign tourists to visit Argentina. Since then, we are implementing a promotional program designed to attract travelers into our shopping centers. Some of the actions taken include maps with tourist information distribution through Buenos Aires City Government's information centers, hotels, airlines and stands located in some of our shopping centers. In the case of the hotels and airlines, as well as we did with tourist agencies, we reached agreements to make visitors come to our shopping centers.

       The cost of conducting these promotional and marketing activities is financed entirely through the tenants' contributions to the Common Promotional Fund and through third-party sponsorships. Additionally, international companies such as Mastercard, and Telefonica de Argentina have in the past co-sponsored some of these activities.

        Small shopping centers such us Alto Noa, that would not normally have the financial resources to conduct such promotional and marketing activities, have been able to benefit from these activities for their being part of a larger corporate structure. We have financed certain promotions in the past. No assurance can be given that, in the future, we will finance whole or part of any promotion.

       We also work with individual tenants to establish specific promotional activities to help improve the tenant's financial performance. These individual activities are not financed by the Common Promotional Fund but rather are paid for by us and the tenant on a case by case basis.

       We have entered into sponsorship contracts with various international corporations related to worldwide brands such as Coca-Cola and Telefonica that have paid us to advertise in our shopping centers. No assurance can be given that, in the future, we will enter into sponsorship with that kind of brands.

       INSURANCE

       We carry liability and fire insurance for all of our properties other than undeveloped land. The insurance policies have specifications, limits and deductibles customary for the community where the specific shopping center is located. We believe that the insurance coverage for our properties is adequate.

       COMPETITION

       Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor in the shopping center's market is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

       The following table shows the breakdown of the main owners and operators of shopping centers in Argentina:


                                                                                           % OF NATIONAL
                                                       GROSS LEASEABLE                    GROSS LEASEABLE
COMPANIES                              LOCATION (1)         AREA             STORES           AREA(2)        STORES (2)
-----------------------------------    ------------    ----------------     --------      ---------------    ----------
                                                                                                (%)              (%)
APSA
Alto Avellaneda....................            GBA       47,627 (5)            155               4.4            4.1
Abasto Shopping Center.............            CBA       40,476                182               3.7            4.8
Mendoza Plaza (3) .................        Mendoza       40,367                137               3.7            3.6
Paseo Alcorta .....................            CBA       32,161 (5)            124               3.0            3.3
Alto Palermo ......................            CBA       18,129                155               1.7            4.1
Buenos Aires Design Center (4) ....            CBA       10,004                 66               0.9            1.7
Patio Bullrich.....................            CBA       11,623                 89               1.1            2.4
Alto Noa ..........................          Salta       18,876                 91               1.7            2.4
                                                         ---------           -----             -----           -----
SUBTOTAL...........................                     219,263                999              20.2            26.4


CENCOSUD S.A.
Unicenter Shopping.................            GBA       97,300 (5)            314               8.9            8.3
Plaza Oeste Shopping...............            GBA       32,085 (5)            150               2.9            4.0
Quilmes Factory....................            GBA       30,449 (5)             45               2.8            1.2
Lomas Center Shopping..............            GBA       36,624 (5)             50               3.4            1.3
San Martin Factory.................            GBA       24,516 (5)             33               2.3            0.9
Parque Brown Factory Outlet........            GBA       23,392 (5)             44               2.2            1.1
Las Palmas Pilar...................            GBA       34,819 (5)             30               3.2            0.8
Jumbo Palermo Centro Comercial.....            CBA       33,220 (5)             40               3.0            1.1
El Portal de la Patagonia..........            GBA       39,957 (5)             40               3.7            1.0
El Portal de Escobar...............            GBA       38,088 (5)             30               3.5            0.8
                                                         ---------           -----             -----           -----
SUBTOTAL...........................                     390,450 (5)            776              35.9            20.5

MACCARONE S.A.
Showcenter Norte...................            GBA          39,688              19               3.6            0.5
Showcenter Haedo...................            GBA          24,644              40               2.3            1.1
                                                         ---------           -----             -----           -----
SUBTOTAL..........................                          64,332              59               5.9            1.6

MANFISA/INGOTAR
Boulevard Shopping                             GBA          15,800             120               1.4            3.2
Patio Olmos                                Cordoba          10,608             104               1.0            2.8
                                                         ---------           -----             -----           -----
SUBTOTAL                                                    26,408             224               2.4            6.0

OTHER OPERATORS                                            386,797           1,721              35.6           45.5
                                                         ---------           -----             -----           -----

TOTALS                                                   1,087,250           3,779             100.0          100.0


-------------

(1) "GBA" means Greater Buenos Aires and "CBA" means the City of Buenos Aires.
(2) Percentage of the total shopping centers in Argentina. Sums may not total due to rounding.
(3) We own indirectly a 18.9% interest in this property.
(4) We own directly a 51% interest in ERSA the company that operates the concession of this property. (5) Includes gross leasable area occupied by supermarkets and hypermarkets.

Sources: Argentine Chamber of Shopping Centers and APSA.

       In addition to the competition we have in the shopping centers market, we also face competition from many retail shops. It must be taken into account that the concept of the shopping center and the broad use of shopping centers by consumers is relatively undeveloped in Argentina. The first shopping center of Argentina was inaugurated in 1987, and although there has been a considerable expansion of shopping center properties since that times, many retail stores in Argentina are not located in shopping centers. Therefore, the continued success of our business plan depends to a certain extent on a continuing shift by consumers from shopping at traditional street-level retail stores to large-scale shopping centers of the type owned and operated by us.

C. REGULATION AND GOVERNMENT SUPERVISION

       The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances are applicable to the development and operation of our properties.

       Currently, Argentine law does not specifically regulate shopping center lease agreements. Since our shopping center leases generally differ from ordinary commercial leases, we have created model provisions that govern the relationship with our shopping center tenants. In compliance with applicable laws and our own policies, we have established specific provisions regarding store hours, fines and other penalties, tenants' sales information duties, centralized administration, control and supervision.

       LEASES

       Lease Law. Law No. 23,091 passed on September 20, 1984, and enacted on October 9, 1984, as amended, regulates urban leases. The Lease Law and the Public Emergency Law, impose certain restrictions on landlords, including:

o the prohibition to include price adjustment clauses based on inflation in lease agreements, and

o the imposition of a minimum three-year lease term for retail property, except in the case of stands and/or space for special exhibitions.

       Although our lease agreements are U.S. dollar-denominated, the Public Emergency Law provides that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provide for payments in U.S. dollar are subject to the following rules:

o the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CER for commercial leases or, beginning on October 1, 2002, the CVS (Coeficiente de Variacion de Salarios, coefficient reflecting variations in the salaries elaborated and published by the INDEC) for residential leases; and

o if for the application of this provision the value of the installment were higher or lower to the value at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties do not reach an agreement, the judicial courts will decide about the difference in each particular case.

       In addition, there are currently conflicting policy pronouncements and judicial decisions as to whether rent may be increased during the term of a lease. For example, section 10 of the Public Emergency Law, prohibit lease agreements that adjust rents for inflation based on an official index such as the Argentine Consumer Price Index or Whole Sales Price Index. Most of our leases agreements contain rent escalation clauses, however, not based on official indexes but generally, providing for rent escalation in the Base Rent pricing between 4% and 7% annually.

       To date, no tenant has filed a judicial action or used in court an argument against us based in the existence of the escalation clause, but no assurance can be given that such actions will not be taken in the future, which if they prevail could materially and adversely affect us.

       Under the Lease Law, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that leases containing purchase options are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

       Since May 28, 1997, Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent, if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

       Argentine Law permits, with certain exceptions, the parties to a lease agreement to freely set their rights and obligations thereunder. However, in the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine Government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited the eviction of tenants even for failure to pay rent. These regulations discouraged both property rental and the construction of new housing.

       While current Argentine government policy discourages Argentine government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income.

       While Argentine civil procedure permits a summary proceeding to collect unpaid rent and a special procedure to evict tenants, historically, the heavy workload of the courts that hear these matters and the existence of numerous procedural steps required have tended to delay efforts of lessors to evict tenants. Moreover, the lessor must provide written notice to the tenant at least ten days prior to commencing the eviction proceedings.

       Despite the amendment of the Argentine civil procedures code by which the lessor may, through a security interest, obtain the immediate eviction of the tenant, eviction proceedings generally took from six months to two years from the date of filing of the suit to the time of actual eviction. However, historically we have generally attempted to negotiate with defaulting tenants the termination of lease agreements in order to avoid legal proceedings.

       The Public Emergency Law, as amended by law 25,640, suspended for the term of 270 days from the enactment of that law the auction of the debtor's property or the property used by the debtor for production, service rendering or trade activities and the enforcement of precautionary measures resulting in the divestiture of property used by the debtor. Although the period of 270 days expired on November 15, 2002, we cannot assure you that the Argentine government will not concede to debtors a new extension of the suspension of the foreclosures causing longer delays for the collection of the defaulting rent of our tenants.

         DEVELOPMENT AND LAND USE

       Buenos Aires Urban Planning Code. Our real estate activities are subject to various municipal zoning, building and environmental regulations. In the city of Buenos Aires, where the vast majority of our real estate properties are located, the Buenos Aires Urban Planning Code (Codigo de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city's urban landscape policy. The regulatory body of the Urban Planning Code is the Secretary of Urban Planning of the Argentine government of the city of Buenos Aires.

       Buenos Aires Building Code. The Buenos Aires Building Code complements the Buenos Aires Urban Planning Code (Codigo de la Edificacion de la Ciudad de Buenos Aires) and regulates the structural use and development of property in the city of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services of architectural plans for review, to assure compliance therewith.

       We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

         SALES AND OWNERSHIP

       Real Estate Installment Sales Act. The Real Estate Installment Sales Act Law No. 14,005, as amended, imposes a series of requirements on contracts for the sale of subdivided lots of land when the sales price is paid in installments and the deed is not conveyed until final payment. The provisions of this law require, among other things:

o the registration of the sale in the Real Estate Registry corresponding to the jurisdiction of the property, provided that such property is free and clear of all liens and encumbrances; and

o the registration of any contract with the Real Estate Registry within 30 days of execution.

       Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act. In the event of a dispute over title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the installment sales contract prevails.

       Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

       After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Act prohibits the rescission of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may take action under any mortgage on the property.

       Consumer Protection Act. Consumer Protection Act Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the formation and execution of contracts.

       The Consumer Protection Act aims at preventing certain potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass market economy where standard form contracts are widespread.

       For that reason, the Consumer Protection Act deems void and unenforceable certain contractual provisions in consumer contracts, including:

o      warranty and liability disclaimers;

o      waiver of rights, and

o      changes of the burden of proof.

       In addition, the Consumer Protection Act imposes fines to induce compliance from sellers.

       The Consumer Protection Act defines consumers or users, as the individuals or legal entities that contract for a price for final use or their own benefit or their family or social group:

o      the acquisition or hiring of personal property things;

o      the supply of services; and

o the acquisition of new real estate bounded to housing, including lots of land acquired with the same intent, when the offer is public and directed to undetermined persons.

       It also establishes that they will not be considered consumers or users, those who acquire, store, utilize or consume goods or services to integrate them into a production, transformation, commercialization or supplying to third parties process.

       In addition, the Consumer Protection Act defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

       It is excluded from the application of the Consumer Protection Act:

o the services supplied by liberal professionals that require a registration with professional bars officially recognized or by another authority (nevertheless, they include the advertising done for its offering); and

o      the contracts over used assets, executed between consumers.

       The Consumer Protection Act determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospects, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer.

       With regard to services, the Consumer Protection Act provides that those who supply services of any nature are obliged to respect the terms, conditions, and other circumstances according to which they have been offered, published or accepted.

       Buildings Law. Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for later subdivision into strata title. Under this law, developers must inform potential purchasers of the future existence of a strata regime or co-proprietorship proposal, as well as of all sale conditions, and the size of each unit in relation to the whole.

       Unit sales subject to the pre-strata title regime must be registered with the Real Estate Registry.

       The owner of the property subject to pre-strata title regulations may not take out a mortgage on the property without the consent of the purchasers of individual units unless expressly stipulated in the purchase contract. In addition, the owner must inform such purchasers of the conditions of the mortgage, which may not retroactively affect contracts previously signed.

       This law also states that, in the event that construction is not completed, all amounts already deposited must be repaid to the purchasers.

       Mortgage Regulation. The Argentine Civil Code of 1871, as amended, regulates mortgages both as a contract and as a right over property. There are no special provisions in the Civil Code aimed at protecting mortgagors. Nevertheless, any agreement entered into by a mortgagor and a mortgagee at the time of execution of a mortgage contract or prior to the default of the mortgagor allowing the mortgagee to recover the property without a public auction of the property will not be enforced by the courts as contrary to Argentine public policy.

       In an attempt to facilitate the development of a strong secondary market for mortgages, Law No. 24,441, enacted in 1995, sets forth a new alternative proceeding to collect unpaid amounts secured by a mortgage. The new rules introduced by Law No. 24,441 are aimed at overcoming the difficulties and delays of the traditional summary proceeding still in effect.

       Until the enactment of Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a summary proceeding regulated by the Code of Civil and Commercial Procedure. The heavy caseload on the courts that hear such matters usually delays the summary proceeding, which currently takes an average of 12 months to complete.

       Chapter V of Law No. 24,441 institutes a new procedure which may expedite collection of unpaid amounts secured by a mortgage. To be applicable, the new rules, which allow an out-of-court auction, need to be expressly agreed to by the parties in the mortgage contract.

       Currently, we include in our mortgages a clause enabling the enforcement of Law No. 24,441. However, there can be no assurance that such collection provisions will accelerate the recovery of unpaid amounts under mortgage guarantees.

       On the other hand, the Public Emergency Law, as amended established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement including the enforcement of mortgages and pledges, regardless of its origin. Although the period of 270 days expired on November 15, 2002, we cannot assure you that the Argentine government will not concede to debtors a new extension of the suspension of the foreclosures causing longer delays for the collection of the defaulting rent of our tenants.

       Most mortgages executed by us provide that we are empowered to declare the anticipated expiration of the loan upon non-payment of an installment. This enables us to recover the unpaid amounts through the sale of the relevant property pursuant to the Code of Civil and Commercial Procedure as Law No. 24,441.

       Pursuant to the Argentine law, fees and expenses related to collection procedures must be borne by the debtor, and the proceeds from any auction of the property may be used for the settlement of such obligation.

       Although our mortgages are U.S. dollar-denominated, Decree No. 214/02 and Decree No. 762/02 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. dollars are subject to the following rules:

o the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CER for loans granted for the acquisition of commercial properties guaranteed by mortgages or, beginning on October 1, 2002, the CVS (Coeficiente de Variacion de Salarios, coefficient reflecting variations in the salaries elaborated and published by the INDEC) for loans granted for the acquisition of residential properties; and

o if for the application of this provision, any of the parties could require an equitable adjustment of the price. If the parties do not reach an agreement, the judicial courts will decide about the difference in each particular case.

       Protection for the Disabled Law. Protection for the Disabled Law No. 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by mobility impaired individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided.

       Buildings constructed before the enforcement of the Protection for the Disabled Law must be adapted to provide accesses, transit pathways and adequate facilities for mobility impaired individuals.

       Those pre-existing buildings, which due to their architectural design may not be adapted to the use by mobility impaired individuals, are excepted from the fulfillment of these requirements.

       The Protection for the Disabled Law provides that residential buildings must ensure access by mobility impaired individuals to elevators and aisles. Differential architectural requirements refer to pathways, stairs, ramps and parking spaces.

       Credit Cards Law. Law No. 25,065 regulates different aspects of the business known as "credit card system". The regulations impose minimum contractual contents and the approval thereof by the Argentine Secretariat of Antitrust, Deregulation and Consumer Protection, as well as the limitations to the interest to be collected by users and the commissions to the stores adhering to the system.

       The Credit Card Law applies to banking and non banking cards, such as "Tarjeta Shopping", issued by Tarshop S.A.

       Antitrust Law. Law No. 25,156 prevents antitrust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration.

       According to such law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls a company are considered economic concentration.

       Whenever an economic concentration involves a company or companies (i) which hold 25% or more of the relevant market or (ii) which accumulated sales volume exceeds approximately Ps. 200 million in Argentina or Ps. 2,500 million worldwide, then the respective concentration should be submitted for approval to the National Antitrust Commission.

       The request for approval may be filed, either prior to the transaction or within a week after its completion.

       Antitrust Law provides that economic concentrations in which the amount of the transaction and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps. 20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12 month period exceed in total Ps. 20.0 million or Ps. 60.0 million in the last 36 months.

       Because the consolidated annual sales volume of APSA and IRSA exceeds Ps.
200.0 million, we should give notice to the Antitrust Court of any economic concentration.

       Currently, there is no transaction required to be notified. The application of the Antitrust Law to us does not affect our ongoing business.

D. ORGANIZATIONAL STRUCTURE

       Our controlling shareholders are IRSA, Parque Arauco, Dolphin Fund Plc and GSEM/AP.

       IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA's shares are listed and traded on the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange.

       Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

       Dolphin Fund Plc is an open-ended Fund incorporated in the Isle of Man. Its objective is to achieve capital appreciation by investing in emerging markets with a strong emphasis in Latin America. Dolphin Fund Plc is managed by Consultores Management Company, a wholly-owned subsidiary of Dolphin Fund Management S.A.

       Finally, Goldman Sachs & Co. beneficially owns GSEM/AP Holdings L.L.P.

       The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2002:

         SUBSIDIARY                        ACTIVITY                 COUNTRY OF        PERCENT      PERCENT OF   PERCENTAGE OF
                                                                  INCORPORATION      OWNERSHIP      VOTING       OF APSA'S
                                                                                        (%)         POWER        TOTAL NET
                                                                                                      (%)        REVENUES
-------------------------------------------------------------------------------------------------------------------------------
SAPSA........................ Owns shopping center Alto Palermo      Argentina            100          100           17.3%
Fibesa S.A................... Real Estate                            Argentina            100          100            2.7%
Tarshop S.A.................. Credit card operations and             Argentina          80.00        80.00           24.0%
                              securitization of receivables
ERSA......................... Has concession to operate Buenos       Argentina          51.00        51.00            3.9%
                              Aires Design
Inversora del Puerto          Real Estate                            Argentina            100          100            0.0%
Shopping Neuquen S.A......... Shopping Centers                       Argentina          94.62        94.62            0.0%
Alto Invest S.A.............. E-Commerce                             Argentina          75.53        75.53            0.0%

E-Commerce Latina S.A........ E-Commerce                             Argentina          50.00        50.00             (1)
AltoCity.Com S.A. (2)........ E-Commerce                             Argentina          49.00        49.00             (1)
Perez Cuesta S.A.C.I......... Shopping Centers                       Argentina          18.90        18.90             (1)

(1)  We do not consolidate this subsidiary.

(2)  Owned indirectly through E-Commerce Latina S.A.

E. PROPERTY

       Our properties include shopping centers and land reserves for the constructions of shopping centers or apartment buildings. All of our properties are located in Argentina.

       We lease our headquarters, located at Hipolito Yrigoyen 476, 2nd floor, (C1086AAF), Buenos Aires, Argentina, pursuant to a lease agreement that will expire on April 1st, 2004. We believe that all of our facilities are adequate for our present need and suitable for their intended purposes.

       The following table sets forth certain information about our properties that are held in fee:

       HELD IN FEE        ENCUMBRANCE          LOCATION             OUTSTANDING      MATURITY   BALANCE DUE          RATE
       -----------        -----------          --------             -----------      --------   -----------          ----
                                                                   (Ps. million)               (Ps. million)

Abasto Shopping Center    --              City of Buenos Aires

Alto Palermo Shopping     --              City of Buenos Aires

Alto Avellaneda           --              City of Greater

Buenos Aires Design (2)  --               City of Buenos Aires

Paseo Alcorta             --              City of Buenos Aires

Patio Bullrich            --              City of Buenos Aires

Alto Noa                  --              City of Salta

Mendoza Plaza             Mortgage (3)    City of Mendoza                  15.0       Aug-10      0.625      Libor 180 day + 3.1%
                                                                            2.5       May-05      0.069      Libor 180 day + 6.81%

Neuquen Project           Mortgage (4)    City of Neuquen                  0.36       Oct-02      0.025      8%
                                                                           0.01       Aug-03      0.002      8%

Torres de Abasto          --              City of Buenos Aires

Coto Residential Project  --              City of Buenos Aires

Rosario Project (5)       --              City of Rosario


(1)      Shopping Alto Palermo is owned by our wholly-owned subsidiary, SAPSA.

         On December 19, 2000, the Comision Nacional de Valores approved by Resolution No.13.676 a global note program of issuance of Senior Notes jointly or individually by APSA and SAPSA for up to a nominal value of US$ 300.000.000 (the "Program"). Under the Program, on January 18, 2001, (i) we issued Series A Senior Notes for a nominal value of US$ 40 million and (ii) we and SAPSA co-issued Series B Senior Notes for a nominal value of US$ 80 million that will be severally paid by us and SAPSA. The Series A and B Senior Notes are due on 2005.

         The payment of the total amount of the Senior Notes is guaranteed by a Trust Agreement pursuant to which all of our shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 among us and Ritelco, as shareholders of SAPSA and as Trustors, Rio Trust S.A., as Trustee, and the holders of the Senior Notes as Beneficiaries.

(2) We own a 51.0% interest in ERSA. Currently our shares of Emprendimiento Recoleta S.A. are pledged.

(3) We own a 18.9% non-controlling interest Perez Cuesta S.A.C.I. which owns Mendoza Plaza. In 1998, Banco de Chile granted Perez Cuesta S.A.C.I. a twelve-year loan for US$ 15.0 million and a three-year loan for US$ 2.5 million, both secured by a mortgage on Mendoza Plaza. As of June 30, 2002, Perez Cuesta S.A.C.I., had Ps. 8.8 million expired debt. Perez Cuesta S.A.C.I. is currently negotiating an extension of the original payment terms with its creditors. However, we cannot assure you that it will achieve a successful restructuring of its financial indebtedness. (See "Business overview, Mendoza Plaza" and Risk Factors)

(4) Shopping Neuquen S.A. has acquired land for approximately Ps. 1.5 million, which was secured by a mortgage on such land. Please note that this property was bought subject to the accomplishment of a construction timetable, an extension of which is now under consideration and must be approved by the Consejo Deliberante of the City of Neuquen which is the municipal legislative body.

(5) Please note that this property was bought subject to the accomplishment of a construction timetable, an extension of which is now under consideration and must be approved by the ONABE.

       We do not currently lease any material properties other than our headquarters.

       A detailed description of each of our different properties and plans to expand, build or develop have been previously disclosed in this document under the "Business Overview" caption, including information about size, use and location of the properties and estimations of cost and methods of financing the planed expansions and developments.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. CONSOLIDATED OPERATING RESULTS

       The following Operating and Financial Review and Prospects have been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read together with "Item 3. Key Information--Selected Financial Data" and our Financial Statements appearing elsewhere in this annual report. This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words "expects", "anticipates", "intends", "believes" and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this annual report.

       For purposes of the following discussion, unless otherwise specified, references to fiscal years 2002, 2001 and 2000 relate to the fiscal years ended June 30, 2002, 2001 and 2000, respectively, which have been audited by PricewaterhouseCoopers, Buenos Aires, Argentina, independent accountants.

       We maintain our financial books and records in Pesos and prepare our financial statements in conformity with Argentine GAAP and the regulations of the Comision Nacional de Valores. See Note 15 to our financial statements for a description of the principal differences between Argentine GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of net (loss) income and total shareholders' equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

       Our consolidated financial statements had been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso in the historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadistica y Censos, as follows:

o We have adjusted non-monetary items and consolidated statements of operations amounts to reflect the then-current general purchasing power.

o We have not adjusted monetary items, as such items were, by their nature stated in terms of current general purchasing power in our consolidated financial statements.

o We have recognized monetary gains or losses in our consolidated statements of operations, reflecting the effect of holding monetary items.

       The gain or loss on exposure to inflation (monetary gain or loss) was included in the consolidated statements of operations within total financing results, net.

       We have used a conversion factor of 1.9562 to restate our financial statements in constant Argentine Pesos of June 30, 2002.

       Our results for the fiscal years ending prior to 2002 were adjusted to take into account inflation for comparative purposes. Therefore our financial statements as of June 30, 2001 and 2000 have been updated to pesos of general purchasing power at June 30, 2002 to reflect changes in wholesale price index from the financial statements dated to June 30, 2002.

B. OVERVIEW

       As described below, economic and political factors affecting Argentina as well as changes in interest rates and foreign currency have a substantial impact on our financial performance.

         EFFECT OF RECENT DEVALUATION AND ECONOMIC CRISIS ON US

       All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to a four-year-old recession, the Argentine economy has deteriorated sharply.

       The rate of gross domestic product growth of Argentina dropped to a negative 5% during the first two quarters of 2001 and fell a further 16% during the first quarter of 2002. In May 2002, unemployment rate rose to 22%. Other relevant economic indicators have not been showing signs of recovery. In conclusion, the economic crisis, the lower level of activity in the Argentine economy and the increase in the unemployment rate during the period have detrimentally affected our profitability.

       On December 23, 2001, President Adolfo Rodriguez Saa declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified this decision. On January 7, 2002, the National Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the Executive Branch announced the devaluation of the Peso with the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to US$
1.0 and all other transactions will be settled at a floating market rate depending on supply and demand. This new legislation is expected to have a material adverse impact on our financial position and the results of our operations.

         As described above, economic and political factors affecting Argentina as well as changes in interest rates and foreign currency have a substantial impact on our financial performance. We have been negatively impacted by the continued deterioration of the Argentine economy, the Argentine government's adoption of the economic measures summarized above and the devaluation of the Argentine Peso. During fiscal year 2002, we suffered a net loss of Ps. 42.4 million and as of June 30, 2002, we have a working capital deficiency of Ps.
34.7 million. Additionally, we are not in compliance with certain financial covenants with respect to the Ps. 120 million Senior Notes due in 2005 and the Ps. 85 million Notes due in 2005. Our board of directors called a special bondholders meeting for the Ps. 120 million Senior Notes where we obtained a limited waiver with respect to such covenant violations until the submission of the financial statements dated December 31, 2002. No such waiver was obtained with respect to the Notes for Ps. 85 million, and as a result, we are not able to incur any additional indebtedness for so long as such financial covenant violation is in existence.

         EFFECTS OF INFLATION

          From 1997 until the end of year 2001, policies adopted by Argentine government have substantially reduced the level of inflation. Therefore, during that period, inflation did not affect our financial condition and results of operations. Nevertheless, inflation increased substantially during the six months ended June 30, 2002. The following are annual inflation rates' figures published by the Ministry of Economy of Argentina:

          ----------------------------------------------------------------------------------------------
               YEAR ENDED JUNE 30,           CONSUMER PRICE INDEX            WHOLESALE PRICE INDEX
          ----------------------------------------------------------------------------------------------
                      1997                           0.9%                            0.1%

                      1998                           1.1%                           -1.9%

                      1999                          -1.4%                           -5.3%


                      2000                          -1.2%                            4.4%

                      2001                          -0.3%                           -1.6%

                      2002                          30.5%                           95.6%


         The Public Emergency Law authorizes the Executive Branch to establish the system which will determine the new exchange ratio between the Peso and foreign currencies, and to approve the corresponding monetary regulations. The devaluation of the Peso by the Executive Branch creates a significant risk that inflation will increase materially, and we have no means of hedging and protecting ourselves from the risks of inflation.

         EFFECTS OF INTEREST RATE FLUCTUATIONS

         Since the determination of the Central Bank by Communication "A" 3507 I dated March 13, 2002 to establish a fixed interest rate between 6% and 8% to debts issued by companies under argentine law, almost all of our Peso-denominated debt, bears a fixed interest rates.

         In connection with our swap agreement with Morgan Guaranty Trust and the modification of the original terms, we converted our Peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for an amount of US$
69.1 million due in March 2005, and we were required to make as collateral a deposit of US$ 50.0 million with the counterparty. As of June 30, 2002, interest rate payable was at a floating rate of 2.3% in U.S. dollars and interest rate receivable was at a fixed rate of 10% in Pesos. An increase in interest rates may increase our financial costs and materially affect our financial condition and our results of operations.

       EFFECTS OF FOREIGN CURRENCY FLUCTUATIONS

         Since April 1, 1991 until the beginning of 2002, the Convertibility Law No. 23,928 was applicable in Argentina. This law established a fixed exchange rate, under which the Central Bank was obliged to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar. Accordingly, the foreign currency fluctuations were reduced to a minimum level during the fiscal year 2001 and the subsequent interim period.

         The primarily economic change announced by the current Argentine Government in January 2002 was the devaluation of the Peso. A portion of our financial debt is denominated in U.S. dollars. Foreign currency exchange rate fluctuations significantly increase the risk of default on our U.S. dollar-denominated liabilities, as almost all of our revenues are denominated in Pesos and will therefore experience a relative increase in our U.S. dollar-denominated liabilities compared to our Peso-denominated revenues. Foreign currency exchange restrictions hereafter imposed by the Argentine Government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar-denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. dollar may adversely affect the U.S. dollar equivalent of the Peso price of our common shares on the Bolsa de Comercio de Buenos Aires, and as a result are likely to affect the market price of our ADS in the United States.

C. REVENUE RECOGNITION

       We primarily derive our revenues from leases and services operations, the sale and development of properties, credit card operations and to a lesser extent, from e-commerce activities.

       Leases and services

       Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the "Base Rent") and (ii) a specified percentage of the tenant's monthly gross retail sales (the "Percentage Rent") (which generally ranges between 4% and 8% of tenant's gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant's Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets. Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

       Generally, our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

       We also charge our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers' operations.
Administration fees are recognized monthly when earned.

       In addition to rent, tenants are generally charged "admission rights", a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

       In September 2000, we completed the acquisition of the 99.99% equity interest of Fibesa, a related company. Fibesa acts as our leasing agent for the retail space available in all of our shopping centers. Fibesa's revenues are derived primarily from success fees calculated as a percentage of the final rental income value for the lessee. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when the related lease contract has been signed by both parties.

       Sales and development properties

       We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this strategy, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. Purchasers reserve units and subsequently enter into fixed price contracts paying approximately 5% of the purchase price and agreeing, generally, to pay monthly equal installments over an agreed-upon construction period for an additional 15% of the purchase price. The balance of the purchase price is due upon delivery of the constructed and completed unit.

       Construction of such residential development properties is done pursuant to "turnkey" contracts with major Argentine and other Latin American construction companies that provide for construction to be completed within a prescribed period and budget.

       We record revenue from the sale of properties when all of the following criteria are met:

o      the sale has been consummated;

o We have determined that the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

o      Our receivable is not subject to future subordination; and

o We have transferred to the buyer the risk of ownership, and we have not a continuing involvement in the property.

       We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

       The percentage-of-completion method of accounting requires that we prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties/units. Changes to estimated costs of completion are generally incorporated into revised estimates during the contract period.

       Credit card operations

       Revenues derived from credit card transaction consist of commissions and financing revenues. Commissions are recognized at the time the merchants' transactions are processed, and financing revenues are recognized when earned.

       E-commerce activities

       We primarily conduct e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an internet joint venture between us and Telefonica de Argentina S.A. E-Commerce Latina owns Altocity.Com S.A., a development stage company. Altocity.Com S.A. primarily derives its revenues from monthly maintenance fees charges to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorship. We account for our indirect investment in Altocity.Com S.A. under the equity method of accounting. Revenues and associated costs from e-commerce activities are included in leases and services line of our consolidated statement of operations for all periods presented.

       Revenue from product sales, net of any promotional gift certificates, as well as the related cost of sales, including the associated taxes, and other products and services for which we are the credit card merchant of record, are recorded at the aggregate retail value when the products are shipped to customers. Outbound shipping charges are included in net sales. Revenue from gift certificates is recognized upon product shipment following redemption. We provide an allowance for sales returns based on historical experience. Revenues from services are recorded at the time the related service is performed. Revenue earned from sales of products and services in which the product provider is the credit card merchant of record are recognized upon receipt and are recorded at the commission amount. Revenues from maintenance fees to suppliers are recognized monthly when earned. Revenues from sales of advertisements under per-transaction agreements are recognized upon display of each individual advertisement.

       For the fiscal years ended June 30, 2002 and 2001, net revenues from Altocity.Com S.A. totaled Ps. 1.3 million and Ps. 2.0 million, and had a net loss of Ps. 15.1 million and Ps. 11.4 million, respectively.

       In addition, we hold an interest in Alto Invest, a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest generated its revenues primarily from advertising fees and commissions charged to customers for online trading. Effective May 2001, Alto Invest ceased all operations.

       All revenues are stated net of taxes levied on sales.

       OPERATING COSTS AND EXPENSES

       Leases and services

       Our most significant costs and expenses are (i) depreciation and amortization, (ii) taxes, both federal and local, contributions and services and
(iii) parking lots maintenance costs.

       Sales and development properties

       Our most significant costs and expenses are (i) all direct contracts costs such as land, materials and construction fees associated with development properties and (ii) capitalized interest costs. Costs and expenses principally consist of the Torres de Abasto construction project, a residential apartment complex located near the Abasto Shopping Center.

       Credit Card operations

       Our most significant costs and expenses are (i) salaries and related bonuses, (ii) taxes, both federal and local, contributions and services and
(iii) commissions and interest.

       Impairment of long-lived assets

       We periodically evaluate the carrying value of our long-lived assets for impairment. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Impairments are allocated to the results of the year. We determine the fair market value primarily using independent appraisals and utilizing anticipated cash flows discounted at a rate commensurate with the risk involved.

       We believe that the accounting estimate related to asset impairment is a "critical accounting estimate" because:

o it is highly susceptible to change from period to period because it requires company management and/or independent appraisers to make assumptions such as, future sales and cost of sale, future vacancy rates and future prices; and

o the impact that recognizing an impairment would have on assets reported on our balance sheet as well as on the results of our operations could be material. Independent appraisals about future sales prices and future vacancy rates require significant judgment because actual sales prices and vacancy rates have fluctuated in the past and are expected to continue to do so.

       We reviewed our assets related to leases and services and sales and development properties segments for impairments as of June 30, 2002, due to the continued deterioration of the Argentine economy and the Argentine government's adoption of economic measures that could affect our future revenues. Assets related to those two segments represent approximately 94% of our total long-lived assets. As mentioned in our consolidated financial statement as of June 30, 2002 we accounted for an impairment since the independent appraisals of the assets described in Notes 4.d. and 4.e. were less than their recorded values.

       Valuation of shopping centers was performed according to the "rent value method". We calculated discount rates considering each property's location, competition in its market, its historical vacancy rates and cash flow. The average discount rate we used was 16.6%, the average price per square meter was Ps. 5.685, approximately US$ 1.516, and the average vacancy rate was 4.7%. The performance of a sensitivity analysis which reduced prices per square meter by 5%, resulted in an increased impairment accounted for as of June 30, 2002 equal to Ps. 29.5 million.

       We used the "open market method" for the valuation of the land reserve and non current inventories. In the January - June period there were no significant real estate transactions in the market due to the Argentine macroeconomic crisis and to the restrictions on cash transactions imposed by the current government. Therefore, no reference values for this kind of transactions could be used. The reserve land that we own constitutes a unique portfolio for shopping centers development in CBD (Central Business Districts). Caballito, Rosario and Neuquen are the biggest participation in our portfolio.

       The above-mentioned impairment amounts to a loss of Ps. 29.5 million which affects the balance sheet lines "Non Current Inventories, net" and "Fixed Assets, net", reducing the value of our total assets by approximately 2.9%. This impairment would have resulted in a net loss of 69.6% for the year ended June 30, 2002.

D. OPERATING RESULTS

       FISCAL YEAR 2002 AS COMPARED TO FISCAL YEAR 2001

         SALES

       Sales decreased by 25.7%, from Ps. 228.6 million during fiscal year 2001 to Ps. 169.8 million during fiscal year 2002 due to a 28.4% reduction in leases and services revenues (from Ps. 175.1 million to Ps. 125.5 million), a 69.1% reduction in sales of properties (from Ps. 11.5 million to Ps. 3.6 million) and a 2.7% reduction in sales from credit card operation (from Ps. 41.9 million to Ps. 40.8 million).

       The reduction in leases and services revenues is mainly due to the economic recession undergone by Argentina for more than 4 years, which has affected consumption, the main variable of our business. As a result, our tenants have suffered a decrease in their sales representing a reduction both in occupancy rates and in minimum lease and key money revenues. The overall occupancy rate in our shopping centers fell from 94.4% as of June 30, 2001 to 92.4% as of June 30, 2002.

       The reduction in sales of properties, related mainly to Torres de Abasto, is attributable to the lower inventory available during the fiscal year 2002, which included only 39 units for sale as opposed to the 135 units existing at the beginning of fiscal year 2001.

       The fall in sales from credit card operation is mainly a result of the consumption reduction, despite the higher number of cards issued during the fiscal year, the average credit portfolio and the volume of sales performed with the card and thus the revenues of this segment suffered a slight fall.

                                                           FISCAL YEARS
                                                          ENDED JUNE 30,
                                                     ---------------------------
                                                        2002             2001
                                                     -------------  ------------
                                                      (IN THOUSANDS OF PS.)

        Leases and services...................       125,471.2        175,139.3
        Sales and development properties......         3,562.5         11,530.7
        Credit card operations................        40,794.2         41,945.1
                                                    ----------       ----------
            Total net sales...................       169,827.9        228,615.0


         COSTS

       Total costs registered a 12.1% decrease, from Ps. 97.1 million during fiscal year 2001 to Ps. 85.3 million during fiscal year 2002.

       Leases and services costs registered a 2.1% decrease, from Ps. 70.6 million during fiscal year 2001 to Ps. 69.1 million during the fiscal year 2002. In spite of such situation, during this fiscal year we experienced a once-off loss of Ps. 10.5 million in connection with expenses charges billed to our tenants which were not recovered. Excluding such charges, leases and services costs decrease 16.9%, main cutbacks include taxes, rates, contributions and services reductions as a result of changes to the tax legislation which now imposes a VAT charge to commercial leases, allowing us to use the VAT tax credit previously identified as loss.

       Cost from sales of properties decreased by 61.8%, from Ps. 12.6 million in fiscal year 2001 to Ps. 4.8 million in fiscal year 2002, as a result of the reduction in sales mentioned above.

       The cost from credit card operation decreased by 18.2% from Ps. 14.0 million in fiscal year 2001 to Ps. 11.4 million in fiscal year 2002, as a result of the reduction in the level of activity.

                                                           FISCAL YEARS
                                                          ENDED JUNE 30,
                                                     ---------------------------
                                                        2002             2001
                                                     -------------  ------------
                                                      (IN THOUSANDS OF PS.)



      Leases and services...................       (69,108.5)       (70,597.8)
      Sales and development properties......        (4,803.7)       (12,566.5)
      Credit card operations................       (11,429.5)       (13,977.9)
                                                  -----------      -----------
          Total costs.......................       (85,341.7)       (97,142.2)


         GROSS PROFIT

       As a result of the factors mentioned above, gross profit decreased by 35.7%, recording an income of Ps. 131.5 million for the fiscal year ended June 30, 2001 against Ps. 84.5 for fiscal year 2002.

       Gross profit, calculated in terms of total sales percentage, fell from 57.5% during fiscal year 2001 to 49.7% during fiscal year 2002. Gross profit from leases and services, calculated in terms of leases and services sales percentage, fell from 59.7% during fiscal year 2001 to 44.9% during fiscal year 2002. Sales of properties gross loss, calculated as a percentage of sales of properties, increased from 9.0% during fiscal year 2001 to 34.8% during fiscal year 2002. Credit cards operations gross profit, calculated as a percentage of sales of credit cards operations, rose from 66.7% during fiscal year 2001 to 72.0% during fiscal year 2002.



                                                           FISCAL YEARS
                                                          ENDED JUNE 30,
                                                     ---------------------------
                                                        2002             2001
                                                     -------------  ------------
                                                      (IN THOUSANDS OF PS.)
        Leases and services...................        56,362.7        104,541.4
        Sales and development properties......        (1,241.2)        (1,035.8)
        Credit card operations................        29,364.6         27,967.2
                                                    ----------       ----------
            Total Gross Profit................        84,486.2        131,472.8


         SELLING EXPENSES

       Selling expenses registered an 87.4%, growth from Ps. 27.6 million in fiscal year 2001 to Ps. 51.7 million in fiscal year 2002. The increase results mainly from the 161.7% increase in the allowance for doubtful accounts, from Ps.
18.0 million during fiscal year 2001 to Ps. 47.0 million during fiscal year 2002. Excluding the allowance for doubtful accounts, selling expenses decreased by 51.0% mainly due to a 43.7% reduction in advertising charges and 64.7% in salaries and bonuses.

       Selling expenses, calculated in terms of total sales percentage increased from 12.1% during the fiscal year ended June 30, 2001 to 30.4% during the fiscal year ended June 30, 2002.

         ADMINISTRATIVE EXPENSES

       Administrative expenses registered a 26.7% fall from Ps. 30.8 million during fiscal year 2001 to Ps. 22.6 million during fiscal year 2002, basically as a result of the reduction in salary, bonuses, social security contributions, taxes, rates, contributions and services.

       Administrative expenses, calculated as a percentage of total sales, fell from 13.5% during fiscal year 2001 to 13.3% during fiscal year 2002.

         TORRES DE ABASTO UNIT CONTRACTS' RESCISSIONS

       The results of purchasers recessions of sales contracts registered a Ps. 0.08 million increase, surging from a Ps. 0.03 million loss during fiscal year 2001 to a profit of Ps. 0.05 million during fiscal year 2002.

         NET (LOSS) INCOME IN CREDIT CARD TRUST

       Net (loss) Income in credit card trust registered a Ps. 5.7 million decrease, going from a Ps. 2.1 million profit in the fiscal year ended June 30, 2001 to a Ps. 3.6 million loss during the fiscal year ended June 30, 2002, as a result of an increase in bad debtors concerning financial trust issuance under Tarshop S.A. securitization programs.

         OPERATING INCOME

       As a result of the factors mentioned above, the operating income decreased by 91.1%, recording a profit of Ps. 75.1 million during fiscal year 2001 against a profit of Ps. 6.6 million during fiscal year 2002.

The operating income measured in terms of total sales decreased from 32.8% during fiscal year 2001 to 3.9% during fiscal year 2002.

         NET LOSS IN EQUITY INVESTMENTS

       The result stemming from the interests in Perez Cuesta S.A.C.I. and E-Commerce Latina S.A. registered a 54.9% decrease, from a Ps. 3.0 million loss during fiscal year 2001 to a Ps. 4.7 million loss during fiscal year 2002, mainly due to the loss registered in E-Commerce Latina S.A., where we currently hold a 50% interest.

         FINANCIAL RESULTS, NET

       Net financial results recorded a 38.4% decrease, from a Ps. 63.1 million loss during fiscal year 2001 to a Ps. 38.9 million loss during fiscal year 2002, as a result of the income generated as a result of inflation exposure partially compensated due to (a) a higher average indebtedness cost during fiscal year 2002, (b) a higher average of financial indebtedness level in fiscal year 2002 than in fiscal year 2001, (c) the application on debts converted to Pesos of the CER which by June 30, 2002 amounted to approximately 25% and (d) the impairment of long-lived assets for Ps. 55.9 million.

         OTHER EXPENSE, NET

       Other expense, net registered a decrease of Ps. 9.4 million, from a Ps. 0.3 million loss during fiscal year 2002 to a Ps. 9.6 million loss during fiscal year 2002 mainly due to the Ps. 6.0 million contingencies provision, in connection with a legal action filed by Carrefour supermarket regarding the construction of Paseo Alcorta.

         (LOSS) INCOME BEFORE TAXES AND MINORITY INTEREST

       As a result of the factors described above, the (loss) income before taxes and minority interest suffered a Ps. 55.3 million decrease, recording a Ps. 46.6 million loss during fiscal year 2002 against a Ps. 8.7 million income during fiscal year 2001.

         INCOME TAX

       Income tax charges decreased by 45.2% from Ps. 2.4 million during fiscal year 2001 to Ps. 1.3 million during fiscal year 2002.

         MINORITY INTEREST

       Minority interest registered a Ps. 6.3 million increase, from a Ps. 0.8 million loss during fiscal year 2001 to a Ps. 5.5 million profit during fiscal year 2002.

         NET (LOSS) INCOME

       As a result of the factors explained above, the net (loss) income for the period registered a Ps. 47.9 million decrease, from a Ps. 5.5 million profit for fiscal year 2001 to a loss of Ps. 42.4 million for fiscal year 2002.

       FISCAL YEAR 2001 AS COMPARED TO FISCAL YEAR 2000

         SALES

       Sales increased by 5.0% from Ps. 217.8 million during the fiscal year 2000 to Ps. 228.6 million during fiscal year 2001, mainly due to an increase by 58.9% in sales from credit cards (from Ps. 26.4 million to Ps. 41.9 million) and an increase in sales of properties by 16.6% (from Ps. 9.9 million to Ps. 11.5 million), partly offset by a 3.5% decrease in sales from leases and services (from Ps. 181.5 million to Ps. 175.1 million).

       The increased sales from credit card operations are attributable to the opening of new points of sale for the marketing and selling of our branded credit card "Tarjeta Shopping" outside our shopping centers, and to the brand's positioning derived from an active commercial approach in shopping centers such as Abasto Shopping, Alto Avellaneda, Alto Palermo Shopping and Paseo Alcorta. Consequently, the amount of credit cards issued increased by 72.7%. Nearly 79,900 credit cards were issued as of June 30, 2000 compared with approximately 137,990 as of June 30, 2001.

       Despite the adverse economic environment in Argentina, we pursued an aggressive sales policy which contributed to the increase in sales of development properties, primarily associated with Torres de Abasto, resulting in the sale of 96 additional units.

       The decrease in sales from leases and services is essentially due to a drop in our shopping centers' occupancy rate by 2.4%, thus decreasing from 96.76% as of June 30, 2000, to 94.36% as of June 30, 2001.


                                                           FISCAL YEARS
                                                          ENDED JUNE 30,
                                                     ---------------------------
                                                        2001             2000
                                                     -------------  ------------
                                                         (THOUSANDS OF PS.)


        Leases and services...................       175,139.3        181,545.2
        Sales and development properties......        11,530.7          9,893.0
        Credit card operations................        41,945.1         26,392.4
                                                    ----------   --------------
            Total sales.......................       228,615.0        217,830.5


         COSTS

       Total costs increased by 9.2%, from Ps. 89.0 million in fiscal year 2000 to Ps. 97.1 million in fiscal year 2001.

       Costs associated with leases and services increased by 1.1%, from Ps.
69.8 million in fiscal year 2000 to Ps. 70.6 million in fiscal year 2001, primarily due to increased depreciation and amortization and parking lots' expenses. Such increase was partly offset by contracted taxes, both local and federal, contributions and services.

       Costs associated with the sale and development of properties increased by 20.9%, from Ps. 10.4 million in fiscal year 2000 to Ps. 12.6 million in fiscal year 2001, attributable to the increase in sales referred to above.

       Costs associated with credit card operations increased by 60.0%, from Ps.
8.7 million during fiscal year 2000 to Ps. 14.0 million during fiscal year 2001, due to an increased activity.

                                                            FISCAL YEARS
                                                           ENDED JUNE 30,
                                                     ---------------------------
                                                        2001             2000
                                                     -------------  ------------
                                                          (THOUSANDS OF PS.)

          Leases and services...................       70,597.8         69,824.3
          Sales and development properties......       12,566.5         10,397.0
          Credit card operations................       13,977.9          8,734.3
                                                      ---------        ---------
              Total Costs.......................       97,142.2         88,955.6



         GROSS PROFIT

       As a result of the factors discussed above, total gross profit increased by 2.0%, from Ps. 128.9 million in fiscal year 2000 to Ps. 131.5 million in fiscal year 2001.

       Gross profit, as a percentage of total revenues, decreased from 59.2% in fiscal year 2000 to 57.5% in fiscal year 2001. Gross profit from leases and services, as a percentage of respective revenues, decreased from 61.5% in fiscal year 2000 to 59.7% in fiscal year 2001. The gross loss in the sales and development properties segment, as a percentage of respective revenues, rose from 5.1% in fiscal year 2000 to 9.0% in fiscal year 2001. Gross profit from credit card operations, as a percentage of respective revenues, decreased from 66.9% in year 2000 to 66.7% in year 2001.


                                                           FISCAL YEARS
                                                          ENDED JUNE 30,
                                                     ---------------------------
                                                        2001             2000
                                                     -------------  ------------
                                                          (THOUSANDS OF PS.)

        Leases and services...................      104,541.4        111,720.8
        Sales and development properties......       (1,035.8)          (504.0)
        Credit card operations................       27,967.2        (17,658.1)
                                                    ---------       -----------
            Total Gross Profit ...............      131,472.8        128,874.9

         SELLING EXPENSES

       Selling expenses decreased by 38.4%, from Ps. 44.8 million in fiscal year 2000 to Ps. 27.6 million in fiscal year 2001. The decreased was mainly due to:
(i) a decrease in the allowance for doubtful accounts by 8.5%, from Ps. 19.6 million during fiscal year 2000 to Ps. 18.0 million during fiscal year 2001, out of which Ps. 15.3 million and Ps. 12.0 million are related to defaulting receivables from our shopping center operations during fiscal years 2000 and 2001 respectively; (ii) a decrease in advertising expenses by 71.8%, from Ps.
20.0 million in fiscal year 2000 to Ps. 5.6 million in fiscal year 2001, primarily related to the discontinuance of the Altochecks promotion launched during fiscal year 2000. Advertising expenses from credit card operations represent 75.9% of the total advertising expenses during fiscal year 2001 and 11.36% during fiscal year 2000; and (iii) a permanent decrease in the amount paid for fees and services by 99.6%, from Ps. 1.8 million in fiscal year 2000 to Ps. 0.006 million during fiscal year 2001.

       Selling expenses, as a percentage of total revenues, decreased from 20.6% in fiscal year 2000 to 12.1% in fiscal year 2001.

         ADMINISTRATIVE EXPENSES

       Administrative expenses increased by 11.7%, from Ps. 27.6 million in fiscal year 2000 to Ps. 30.8 million in fiscal year 2001, principally due to higher credit card issuances.

       Administrative expenses related to credit card operations increased by 75.12%, from Ps. 6.7 million in fiscal year 2000 to Ps. 11.7 million in fiscal year 2001, attributable to higher salaries, bonuses and fees. Excluding the effect of credit card operations, administrative expenses decreased by 8.6% due to salaries and bonuses cuts.

       Administrative expenses, as a percentage of total revenues, increased from 12.7% in fiscal year 2000 to 13.5% in fiscal year 2001.

         TORRES DE ABASTO UNIT CONTRACTS' RESCISSIONS.

       During fiscal year 2000, the Company suffered a loss of Ps. 3.4 million as a consequence of the rescission of certain Torres de Abasto sales contracts due to the failure of purchasers to fulfill their obligations. We experienced non-significant rescissions during fiscal year 2001, amounting to Ps. 0.03 million.

         NET INCOME IN CREDIT CARD TRUST

       Net income in credit card trust increased by 293.8% from Ps. 0.5 million in fiscal year 2000 to Ps. 2.1 million in fiscal year 2001 mainly due to the implementation of new securitization series of the Tarshop S.A. securitization program.

         OPERATING INCOME

       As a result of the foregoing, operating income increased by 40.0%, from Ps. 53.6 million in fiscal year 2000 to Ps. 75.1 million in fiscal year 2001. Operating margin as a percentage of total revenues increased from 24.6% in fiscal year 2000 to 32.8% in fiscal year 2001.

         NET LOSS IN EQUITY INVESTMENTS

       Net loss in equity investments represents our share of the earnings or losses of related companies. As of June 30, 2001, we own a 18.9% interest in Perez Cuesta S.A.C.I. and a 49% in Altocity.Com S.A. through a 50% interest in E-Commerce Latina. As of June 30, 2000, we owned a 25% interest in Perez Cuesta S.A.C.I. and a 49% in Altocity.Com S.A. through a 50% interest in E-Commerce Latina. Net loss in equity investments increased from Ps. 0.04 million in fiscal 2000 to Ps. 3.0 million in fiscal year 2001 due to the negative results as well as the dilute of the equity interest in Perez Cuesta S.A.C.I. from 25% as of June 30, 2000 to 18.9% as of June 30, 2001.

         FINANCIAL RESULTS, NET

       Financial Results, net increased the loss by 27.3%, from Ps. 49.6 million loss in fiscal year 2000 to Ps. 63.1 million loss in fiscal year 2001. Financial income generated by assets increased by 81.0%, from Ps. 1.8 million in fiscal year 2000 to Ps. 3.2 million in fiscal year 2001, due to increased interest in arrears collected. In addition, financial expense generated by liabilities increased by 29.1%, from Ps. 51.4 million in fiscal year 2000 to Ps. 66.3 million in fiscal year 2001, primarily attributable to higher interest expense from Ps. 50.1 million in fiscal year 2000 to Ps. 65.9 million in fiscal 2001 reflecting a higher average financial cost in fiscal year 2001.

         OTHER EXPENSE, NET

       Other expense, net decreased from Ps. 0.9 million in fiscal year 2000 to Ps. 0.3 million in fiscal year 2001, reflecting the net effect of a gain from early redemption of debt and an allowance for doubtful mortgage receivables. During the third quarter of fiscal year 2001, we redeemed a portion of our Senior Notes and our Notes (US$ 2.5 million and Ps. 35.3 million, respectively) at 100% and different prices below par plus accrued interest, respectively. In connection with the redemption, we recorded a gain of Ps. 3.5 million (Ps. 2.2 million, after tax). Such gain is net of a charge of Ps. 1.0 million relating to the amortization of deferred financing costs associated with the redeemed obligations. This gain was partially offset by Ps.
1.8 million relating to the allowance for doubtful mortgage receivables.

         INCOME BEFORE TAXES AND MINORITY INTEREST

       As a result of the foregoing, income before taxes and minority interest increased by 176.0%, from Ps. 3.1 million in fiscal year 2000 to Ps. 8.7 million in fiscal year 2001.

         INCOME TAX

       Income tax decreased 71.8% from Ps. 8.3 million in fiscal year 2000 to Ps. 2.4 million in fiscal year 2001. Our effective tax rate in fiscal year 2001 was 27.2% and 265.9% in fiscal year 2000 while the statutory rate for those periods was of 35.0%. We do not recognize deferred taxes. The difference between the statutory rate and the effective rate is due to the allocation of temporary differences.

         MINORITY INTEREST

       Minority interest represents the shareholdings of third-parties in our controlled subsidiaries. Minority interest increased from Ps. 0.4 million in fiscal year 2000 to Ps. 0.8 million in fiscal year 2001.

         NET INCOME (LOSS)

       Net income (loss) increased 198.0% from a loss of Ps. 5.6 million in fiscal year 2000 to a gain of Ps. 5.5 million in fiscal year 2001.

E. LIQUIDITY AND CAPITAL RESOURCES

       Our principal liquidity and capital resources requirements include:

o      the acquisition of shopping centers;

o      the development of new shopping centers;

o      the improvement of existing shopping centers;

o      the development of residential properties for sale;

o      working capital needs; and

o the maintenance of cash and other liquid assets to enable us to take advantage of the acquisition and development opportunities as they arise.

       We have basically relied upon equity and debt financing to finance our cash and working capital requirements and expect to satisfy our liquidity and capital resources need with funds from transactions to the extent that income from rents increases.

       As June 30, 2002, we had cash and cash equivalents totaling Ps. 14.6 million, a 22.4% decrease from Ps. 18.9 million held as of June 30, 2001. This decreased resulted from our financing activities partiality offset by a increase in the net cash from our operating activities and a decrease in the net cash used in investing activities.

       Likewise, as of June 30, 2002 we had credit arrangements, additional to the credit lines already used, with banking institutions for Ps. 14.9 million, although we cannot give any assurance that we will be able to effectively use such credit lines given the current conditions of the Argentine economy.

       Our operating activities resulted in net cash inflows of Ps. 47.9 million and Ps. 28.3 million for the fiscal year ended June 30, 2002 and 2001, respectively. Net cash inflows for fiscal year ended June 30, 2002 increased as compared to fiscal year ended June 30, 2001, primarily due to the increase in trade accounts payable, taxes payable and accrued interest.

       Our operating activities resulted in net cash inflows of Ps. 28.3 million and Ps. 85.7 million for fiscal years 2001 and 2000, respectively. Net cash inflows for fiscal year 2001 decreased primarily due to a greater need to finance our working capital in our operation, a decrease in customer advances and to a lesser decrease in inventories from our sales and development operations.

       Net cash used in investing activities, reached Ps. 3.3 million and Ps.
48.6 million for the fiscal year ended June 30, 2002 and 2001 respectively.

       The net cash used in investing activities was Ps. 48.6 million and Ps. 48.1 million for fiscal years 2001 and 2000, respectively. In fiscal years 2001 and 2000, we purchased and/or invest in existing properties for Ps. 20.5 million and Ps. 41.1 million, respectively. Cash paid for acquisitions and investments in businesses was Ps. 28.8 million and Ps. 7.0 million for fiscal years 2001 and 2000, respectively.

       Net cash (used in) provided by financing activities were Ps. (48.8) million during the fiscal year ended June 30, 2002, which were produced due a collateral deposit of Ps. 97.8 million, a debt payment of Ps. 61.2 million, the redemption of Notes for Ps. 30.0 million, which were partially offset by Ps.
111.4 million intercompany debt obtaining and Ps. 28.8 million as a result of new loans.

       Net cash provided by financing activities of Ps. 25.7 million for fiscal year 2001 was primarily due to an increase in indebtedness by Ps. 301.0 million as a result of the issuance of Senior Notes in January 2001 and other short-term indebtedness, partially offset by repayment of short-term and long-term financial debt, including the redemption of Notes and Senior Notes under the issuances of April 2000 and January 2001 respectively for an aggregate amount of Ps. 270.2 million.

       OUR INDEBTEDNESS

       On January 18, 2001, we issued US$ 120.0 million of secured Senior Notes due on January 13, 2005 in three classes: (i) US$ 40.0 million of Class A-2 notes due January 13, 2005, at a corrected Badlar interest rate plus 395 basis points; (ii) US$ 5.0 million of Class B-1 notes, which we issued together with our wholly-owned subsidiary Shopping Alto Palermo S.A., and which are due on January 13, 2005, at a 90-day LIBOR plus 475 basis points, and (iii) US$ 75.0 million of Class B-2 notes, which we issued together with our wholly-owned subsidiary Shopping Alto Palermo S.A., maturing at various dates through January 13, 2005, at a corrected Badlar rate plus 395 basis points. The proceeds from this issuance were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts. Additionally, during the third quarter of the fiscal year 2001, we redeemed US$ 2.5 million of the Class A-2 notes at 100% of par value. The payment of the total amount of the Senior Notes is guaranteed by a Trust Agreement pursuant to which all of the shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 among our

Company and Ritelco, as shareholders of SAPSA and as Trustors, RioTrust S.A., as trustee, and the holders of the Senior Notes as beneficiaries.

       Interests on both classes are paid on a quarterly basis as from April 18, 2001.

       On April 7, 2000, we issued Ps. 85.0 million of unsecured Notes due April 7, 2005 at a 14.875% annual rate, payable semiannually. Proceeds from this issuance were used to repay certain outstanding syndicated loans and other short-term financial debt. During March and December 2001, we redeemed Ps. 18.1 million and Ps. 15.5 million of notes (historical Pesos), respectively, at different prices below par, and during July and August 2002 we redeemed an additional Ps. 1.1 million in the aggregate of notes below par. After subtracting our holding, the aggregate outstanding amount for such notes as of September 30, 2002 was Ps. 50.3 million.

       On March 30, 2000, in connection with the issuance of unsecured Notes for Ps. 85 million due in 2005, we entered into a swap agreement with Morgan Guaranty Trust to cover and reduce the interest rate of such notes, converting part of the Peso-denominated fixed rate debt into U.S. dollar-denominated floating rate debt. However, due to the economic situation, the political instability and the depreciation of the Argentine public debt, there was a negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, we converted our Peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for an amount of US$ 69.1 million due in March 2005, and we were required to make, as collateral, a deposit of US$ 50 million with Morgan Guaranty Trust. As of June 30, 2002, the interest rate payable on the notes was at a floating rate of 2.3% in U.S. dollars and the interest rate receivable was at a fixed rate of 10% in Pesos. We are not required to make additional deposits until the maturity of the Notes. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. dollar. Thus, a continuous devaluation on the Peso and/or an increase in interest rates would significantly increase our losses.

       In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, we entered into loan agreements with IRSA and Parque Arauco S.A. As of June 30, 2002 our debt with IRSA and Parque Arauco S.A. under those loan agreements amounted to Ps. 40.6 million and Ps. 20.4 million respectively.

       In addition, between May and July 2002, IRSA and Parque Arauco S.A. granted to us loans for US$ 10.1 million and US$ 4.9 million respectively. The annual interest rate for such loans was 10%. The funds obtained under these loans have been used to fully cancel our short-term bank debt for the total amount of Ps. 39.0 million plus the accrued CER adjustment.

       The amounts we owe under the loans which were granted to us to finance the US$ 50 million collateral deposit and the loans we obtained between May and July 2002 from IRSA and Parque Arauco, were used by IRSA and Parque Arauco to subscribe to our offering of Convertible Notes on August 20, 2002. Of the US$
50.0 million of Convertible Notes that we issued, IRSA and Parque Arauco subscribed for US$ 27.2 million and US$ 15.2 million respectively.

       As of September 30, 2001, we began to not be in compliance with certain financial covenants with respect to the US$ 120 million Senior Notes due in 2005 and the Ps. 85 million Notes due in 2005. Our board of directors called a special bondholders meeting to discuss the terms of our US$ 120 million Senior Notes which was held on November 11, 2002 and where we obtained a limited waiver with respect to such covenant violations until the submission of our financial statements as of December 31, 2002. No such waiver was obtained with respect to the Notes for Ps. 85 million, and as a result, we are not able to incur any additional indebtedness for so long as such financial covenants violations continue.

       Due to the continuing effects of the economic recession, the lack of availability of financing resources and the succession of recent governmental measures adversely affecting the normal operations of the banking and payments system, our operations and financial condition have been severely impaired.

       In addition to not being in compliance with certain financial covenants mentioned above, we have not made certain payments for an aggregate amount of Ps. 19.3 million under our Class A and B Senior Notes which where scheduled to be paid on January 14, 2002. However, on January 16, 2002 and March 15, 2002, the holders of Class A and B Senior Notes unanimously approved certain waivers and deferrals of accrued interests and scheduled principal payments until July 17, 2002.

       This extension was approved subject to the signing of a subordination agreement between IRSA, Parque Arauco S.A. and Citibank, the administrative agent of the Senior Notes, in which IRSA and Parque Arauco S.A.'s shareholders agreed to subordinate the payment of the loans granted to us to the prior payment of the Senior Notes and our short-term debt.

       On June 24, 2002, we agreed with the holders of our Senior Notes, that we would pay all interest owed and the amortization coupon which originally matured in January 2002, prior to July 17, 2002. Such payment would receive approximately a 20% discount or be carried out through the purchase of rescheduled time deposits, which allow for a similar discount. Moreover, full payment of our short-term debt was agreed upon with the banks under these same terms. As of July 17, 2002, all interest owed and the amortization coupon that matured in January 2002, had been fully paid except for Ps. 781,250 that we attempted to pay but have been unable to since one of the bondholders has not collected the payment.

       The Public Emergency Law, enacted on January 6, 2002 and Decree No. 214/02 of the National Executive Branch established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. dollars or any other foreign currency at the exchange rate of Ps. 1.00 = 1.00 U.S. dollar (US$ 1.00). The pesification of debts affected our Senior Notes (US$ 117.5 million), short-term bank debt (US$ 44.6 million) and the loans with our majority shareholders. Such agreements and loans have been adjusted as from February 3, 2002 by the Reference Stabilization Index (CER) which is calculated and published daily by the Argentine Central Bank and which purpose is to adjust debt obligations according to the evolution of the retail price index. Thus if there were a severe inflationary process, our debt would be significantly increased.

       With respect to interest rates, Argentine Central Bank Communication "A" 3507 I dated March 13, 2002 established a fixed interest rate between 6% and 8% to debts issued by companies under Argentine law. This resolution affected our Senior Notes (Ps. 117.5 million) and our short-term bank debt (Ps. 44.6 million).

       On July 19, 2002 we issued US$ 50 million of Series I Convertible Notes which are convertible into shares of our common stock. The offer was subscribed in full.

       These Convertible Notes have been convertible into shares of our common stock since August 28, 2002 at the holder's option. The terms of these Convertible Notes include (i) a conversion price of US$ 0.0324, which means that every Convertible Note is potentially convertible into 30.8642 shares of our common stock with a face value of Ps. 0.10 each (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Convertible Note. The Convertible Notes mature on July 19, 2006. Raymond James Argentina Sociedad de Bolsa S.A. acted as subscription and placement agent.

       In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 700,000,000 shares to 2,243,209,877 shares.

       The issuance of our Convertible Notes has allowed us to repay an important portion of our existing debt. The proceeds of this offering have been allocated to fully repay (i) loans from our major shareholders for approximately Ps. 120.4 million, and (ii) Ps. 64.9 million (plus the accrued CER adjustment) which we owed under our Senior Notes and under which we obtained discounts for up to 25%.

       OUR CAPITAL EXPENDITURES

       FISCAL YEAR 2002

       During fiscal year 2002 we invested approximately Ps. 3.5 million in capital expenditures. We made investments for Ps. 3.1 million mainly related to Rosario Project and improvements of our shopping center properties.

       FISCAL YEAR 2001

       In the first quarter of fiscal year 2001, we completed the acquisition of the 99.99% equity interest in Fibesa, a related company, engaged in real estate brokerage activities for our shopping centers for total consideration of US$
10.0 million.

       As of April 30, 2001, we contributed Ps. 9.9 million in E-Commerce Latina S.A. in order to finance Altocity.Com S.A.'s growth.

       FISCAL YEAR 2000

       In the third quarter of fiscal year 2000, we acquired a 61% equity interest in Alto Invest for de minimis consideration. Alto Invest is a web-based provider of comprehensive investing tools, planning and financial information and primarily generated its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased operations and is actively pursuing to evaluate alternative investment projects.

       In January 2000, we acquired the remaining 20% equity interest in Tres Ce S.A. for US$ 2.5 million in cash.

       In July 1999, we acquired a 99.9% interest in Inversora del Puerto, a wholly-owned subsidiary of IRSA, for de minims consideration. Inversora del Puerto had no significant activity prior to our acquisition. Thereafter, we contributed Ps. 6.1 million to this company. On the same date, Inversora del Puerto acquired a property located near Paseo Alcorta shopping center for US$
3.7 million, of which US$ 2.1 million was paid in cash and the remaining balance was paid in July 2000.

       In September 1999, we acquired a 94.6% interest in Shopping Neuquen for US$ 4.2 million in cash. Shopping Neuquen's sole asset comprised of a piece of land with preliminary governmental approval for construction of a shopping center on the site. We paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million to be paid on or before July 5, 2001. As of today the remaining payment is still overdue.

       During the last quarter of fiscal year 2001, we entered into negotiations with the Municipality of Neuquen to reschedule the original timing of construction. Also, we requested permission to sell a portion of the land to third parties. Construction is rescheduled to commence on December 15, 2002 under our new proposed scheme. The proposal is currently being analyzed by governmental authorities. In the unlikely event that the proposal is not accepted by the local governmental authorities, the sale may be cancelled and Shopping Neuquen may not recover its original investment. Although we anticipate a favorable resolution to our proposal, there can be no assurance as to the final outcome of the negotiations.

F. U.S. GAAP RECONCILIATION

       The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are the following:

o the recognition of revenue for sales of development properties under fixed-priced construction contracts following the percentage-of-completion method under Argentine GAAP while revenue is recognized under the installment method under U.S. GAAP;

o the appraisal revaluation of certain fixed assets under Argentine GAAP while fixed assets are valued at cost under U.S. GAAP;

o the deferral of certain preoperating and advertising expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

o the treatment of expenses incurred for the development of web sites under the provisions of EITF 00-02;

o the treatment of expenses incurred for the development and acquisition of software under the provisions of SOP 98-1;

o the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

o the impact of certain U.S. GAAP adjustments on the Company's equity investees;

o the accounting for changes in interest in unconsolidated affiliated companies;

o the accounting for changes in interest in consolidated affiliated companies;

o the accounting for securitized credit card receivables in accordance with SFAS No. 140;

o      the accounting for available-for-sale securities;

o the deferral of certain costs under Argentine GAAP which are expensed as incurred under U.S. GAAP;

o      the amortization of fees related to the Senior Notes;

o      the accounting for derivatives and hedging activities;

o      the application of SFAS No 109 "Deferred Income Taxes" and

o      the effect on minority interest of the foregoing reconciling items.

       In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 15 to the Financial Statements included elsewhere in this annual report for details.

       Net (loss) income under Argentine GAAP for the years ended June 30, 2002, 2001 and 2000 was approximately Ps. (42.4) million, Ps. 5.5 million and Ps. (5.6) million, respectively, as compared to approximately Ps. (144.0) million, Ps. (12.7) million and Ps. 10.3 million, respectively, under U.S. GAAP. Shareholders' equity under Argentine GAAP as of June 30, 2002 and 2001, was Ps.
601.2 million and Ps.

643.6 million, respectively, as compared to Ps. 471.9 million and Ps. 617.8 million, respectively, under U.S. GAAP.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS

       COMPOSITION OF THE BOARD OF DIRECTORS

       We are managed by a Board of Directors. Our bylaws establish that the Board of Directors may be composed of eight to twelve directors and eight to twelve alternate directors. Each director and alternate director is elected for a three-year term by our shareholders by a majority vote at a general ordinary shareholders' meeting. The directors and alternate directors may be reelected indefinitely.

       Currently our Board of Directors is comprised of 10 directors and 8 alternate directors. The alternate directors will only have a role when they are called to replace any director in case of absence, vacancy or death, until a new director is appointed.

       ARRANGEMENT AMONG MAJOR SHAREHOLDERS

       On November 18, 1997 we and our major shareholders, IRSA and Parque Arauco, entered into an Agreement pursuant to which we agreed that:

o      the amount of directors of our Board of Directors will be ten;

o the directors are appointed pursuant to the shares owned by the shareholders and among the directors elected by IRSA there will be our President and Vice-President;

o as long as Parque Arauco holds at least 25% of our capital stock and IRSA appoints at least 6 directors, IRSA will use its best efforts in order to vote its shares to appoint as our director a person to be designated by Parque Arauco among the following: Jose Said, Guillermo Said, o Salvador Said.

       INFORMATION ABOUT DIRECTORS

       The following table contains information about our Directors and Alternate Directors who were elected in the general ordinary shareholders' meeting held on October 30th, 2000 and on October 16th, 2001:

            NAME AND                DATE OF         OCCUPATION IN APSA       DATE OF CURRENT       TERM           CURRENT
            POSITION                 BIRTH                                   APPOINTMENT         EXPIRATION       POSITION
                                                                                                                HELD SINCE
-------------------------------------------------------------------------------------------------------------------------------
Eduardo S. Elsztain               01/26/1960      Chairman                          2000            2003            1994

M. Marcelo Mindlin                01/19/1964      First Vice-Chairman               2000            2003            1994

A. Gabriel Juejati                05/09/1960      Second Vice-Chairman              2000            2003            1998

Hernan Buchi Buc                  03/06/1949      Director                          2000            2003            1996

Alejandro G. Elsztain             03/31/1966      Director                          2001            2004            2001

            NAME AND                DATE OF         OCCUPATION IN APSA       DATE OF CURRENT       TERM           CURRENT
            POSITION                 BIRTH                                   APPOINTMENT         EXPIRATION       POSITION
                                                                                                                HELD SINCE
-------------------------------------------------------------------------------------------------------------------------------

Fernando A. Elsztain              01/04/1961      Director                          2000            2003            1998

Gabriel A.G. Reznik               11/18/1958      Director                          2000            2003            1998

Jose Said Saffie                  04/17/1930      Director                          2000            2003            1998

Jorge Spencer Soublette           01/10/1943      Director                          2000            2003            1996

Saul Zang                         12/30/1945      Director                          2000            2003            1994

Oscar P. Bergotto                 06/19/1943      Alternate Director                2000            2003            1994

Jose D. Eluchans Urenda           08/06/1953      Alternate Director                2000            2003            1998

Leonardo F. Fernandez             06/30/1967      Alternate Director                2000            2003            1996

Juan M. Quintana                  02/11/1966      Alternate Director                2000            2003            1998

Juan C. Quintana Teran            06/11/1937      Alternate Director                2000            2003            1994

Raimundo Valenzuela Lang          05/21/1960      Alternate Director                2000            2003            1998

Pablo D. Vergara del Carril       03/10/1965      Alternate Director                2000            2003            1998

Ernesto M. Vines                  05/02/1944      Alternate Director                2000            2003            1994
(in use of license)

The following is a brief biographical description of each member of our Board of
Directors:

       EDUARDO S. ELSZTAIN. Mr. Elsztain studied accounting at the Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Dolphin Fund Management S.A. He is Chairman of the Board of Directors of IRSA, SAPSA, Dolphin Fund Management S.A., and Cresud S.A.C.I.F. y A.; Vice-Chairman of Banco Hipotecario S.A.; and director of Brazil Realty, among others. Mr. Eduardo S. Elsztain is the brother of our Director, Alejandro G. Elsztain and is the cousin of our Director, Fernando A. Elsztain.

       M. MARCELO MINDLIN. Mr. Mindlin obtained a degree in economics from the Universidad de Buenos Aires and a Master's Degree in business administration at the Centro de Estudios Macroeconomicos de Buenos Aires. He is also the Vice-Chairman of the Board of Directors of IRSA, Dolphin Fund Management S.A. and Cresud S.A.C.I.F. y A.; and director of Banco Hipotecario S.A. and Brazil Realty, among others.

       A. GABRIEL JUEJATI. Mr. Juejati has been engaged in real estate activities since 1975. He is one of the founding members of Gama Propiedades, an Argentine real estate brokerage company. He is President of Shopping Neuquen, Fibesa, Tarshop S.A. and ERSA, Vice-president of SAPSA, a director of IRSA; and of Brazil Realty, among others.

       HERNAN BUCHI BUC. Mr. Buchi obtained a degree in civil engineering at the Universidad de Chile and a Master's Degree in economy at Columbia University, New York, U.S.A. From 1979 to 1989, he worked as Undersecretary of Economy, Undersecretary of Health, Minister of Odeplan, Superintendent of

Banks and Financial Institutions, and Minister of Finance of Chile. Currently, he is the President of Forestal Terranova and Luchetti and a director of SQM and Madeco.

       ALEJANDRO G. ELSZTAIN. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is Chairman of Inversiones Ganaderas and director of IRSA and Cresud S.A.C.I.F. y A. Mr. Alejandro G. Elsztain is the brother of our Chairman Eduardo S. Elsztain and is the cousin of our Director, Fernando A. Elsztain.

         FERNANDO A. ELSZTAIN. Mr. Elsztain studied Architecture at the Universidad de Buenos Aires. He has been the Chief Commercial Officer of IRSA since March 1994. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is a director of IRSA, and Baldovinos; and alternate director of Banco Hipotecario S.A., among others. Mr. Fernando A. Elsztain is the cousin of our Chairman, Eduardo S. Elsztain and is the cousin of our Director Alejandro G. Elsztain.

       GABRIEL A. G. REZNIK. Mr. Reznik obtained a degree in civil engineering from the Universidad de Buenos Aires. He has been working for IRSA since 1992 and currently, is the chief technical officer. He formerly worked for an independent construction company in Argentina. He is an alternate director of IRSA, ERSA, Fibesa and alternate director of Banco Hipotecario S.A., and Tarshop S.A., among others.

         JOSE SAID SAFFIE. Mr. Said obtained a degree in law at the Universidad de Chile. He is the President of Banco BHIF and Parque Arauco; the Vice-President of Embotelladora Andina S.A.; and a director of Envases del Pacifico S.A.

         JORGE SPENCER SOUBLETTE. Mr. Spencer obtained a degree in civil engineering at the Pontificia Universidad Catolica de Chile. He is General Manager of Parque Arauco S.A. and member of the board of directors of Parque Arauco Argentina S.A. and Constructora y Administradora Uno S.A.

         SAUL ZANG. Mr. Zang obtained a degree in law at the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is presently a partner at the law firm Zang, Bergel & Vines. He is Second Vice Chairman of the Board of Directors of IRSA and Cresud S.A.C.I.F. y A. and he is also a member of the board of directors of Brazil Realty S.A., ERSA, Puerto Retiro S.A., Nuevas Fronteras S.A., Cresud S.A.C.I.F. y A., Banco Hipotecario S.A. and Tarshop S.A. and alternate director of the Board Directors of SAPSA.

         OSCAR P. BERGOTTO. Mr. Bergotto has worked for IRSA as its Treasurer since 1991 and has been a member of the Board of Directors of IRSA since 1994. He has also worked for various real estate companies.

         JOSE D. ELUCHANS URENDA. Mr. Eluchans Urenda obtained a degree in law at the Pontificia Universidad Catolica de Chile. He is a partner of the Chilean law firm Eluchans and is a permanent advisor to Parque Arauco's board of directors and an advisor to Banco BHIF's board of directors.

         LEONARDO F. FERNANDEZ. Mr. Fernandez obtained a degree in law at the Universidad de Buenos Aires. He is a partner at the law firm Basilico, Fernandez Madero y Duggan and also serves as an alternate director on the board of Disco S.A. and Transportadora de Gas del Norte S.A.

         JUAN M. QUINTANA. Mr. Quintana obtained a degree in law at the Universidad de Buenos Aires. He is a partner of the law firm Zang, Bergel & Vines. He is a director of SAPSA and an alternate director of Cresud S.A.C.I.F. y A. , Nuevas Fronteras S.A. and Fibesa. Mr. Juan M. Quintana is the son of our Alternate Director Mr. Juan C. Quintana Teran.

       JUAN C. QUINTANA TERAN. Mr. Quintana Teran obtained a degree in law from the Universidad de Buenos Aires. He is a consultant of the law firm Zang, Bergel & Vines. He has been Chairman and Judge of the National Court of Appeals of the City of Buenos Aires dealing in Commercial Matters. He is an alternate director of Cresud S.A.C.I.F. y A. . Mr. Juan C. Quintana Teran is the father of our Alternate Director Mr. Juan M. Quintana.

         RAIMUNDO VALENZUELA LANG. Mr. Valenzuela Lang obtained a degree in commercial engineering at the Pontificia Universidad Catolica de Chile and received a master's degree in business administration at the Wharton School of the University of Pennsylvania. Currently, he is a partner at R&R Wine Ltda. and Inmobiliaria Estrella del Sur Ltda. He is a director of Parque Arauco S.A.

         PABLO D. VERGARA DEL CARRIL. Mr. Vergara del Carril obtained a degree in law at the Pontificia Universidad Catolica Argentina. He is an associate of the law firm Zang, Bergel & Vines. He is a member of the International Bar Association. In addition, he is a director of ERSA and Nuevas Fronteras, and an alternate director of Tarshop S.A.

         ERNESTO M. VINES. Mr. Vines obtained a degree in law from the Universidad de Buenos Aires. He is a founding partner of the law firm Zang, Bergel & Vines and Vice-President General Counsel of Banco Hipotecario S.A..

       EMPLOYMENT CONTRACTS WITH OUR DIRECTORS

       We do not have any employment contracts with our directors.

EXECUTIVE COMMITTEE

       Pursuant to our bylaws, our day-to-day business is managed by an Executive Committee consisting of five directors among which, there should be the Chairman, First Vice-Chairman and Second Vice-Chairman of the Board of Directors. An alternate member, also selected from the Board of Directors, serves on the Executive Committee in the event of a vacancy. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, M. Marcelo Mindlin,
A. Gabriel Juejati, Saul Zang and Alejandro G. Elsztain and the alternate member is Fernando A. Elsztain.

       The Executive Committee is responsible for the management of the day to day business delegated by the Board of Directors in accordance with applicable law and our bylaws. Our bylaws authorize the Executive Committee to:

o designate the managers and establish the duties and compensation of such managers;

o      grant and revoke powers of attorney on behalf of us;

o hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

o      enter into contracts related to our business;

o      manage our assets;

o enter into loan agreements for our business and set up liens to secure our obligations; and

o      perform any other acts necessary to manage our day-to-day business.

B. SUPERVISORY COMMITTEE

       COMPOSITION OF THE SUPERVISORY COMMITTEE

       The Supervisory Committee (Comision Fiscalizadora) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the by-laws and the resolutions adopted at shareholders' meetings.

       The members of the Supervisory Committee, the syndics, are appointed at the annual general ordinary shareholders' meeting for a term of one year.

       The Supervisory Committee is composed of three syndics and three alternate syndics.

       INFORMATION ABOUT MEMBERS OF THE SUPERVISORY COMMITTEE

       The following table shows information about members of the supervisory committee who were elected at the annual general ordinary shareholders' meeting held on November 5, 2002. Positions will expire when the next annual general ordinary shareholders' meeting take place:

                                                                                 CURRENT
        NAME AND                 DATE OF                                         POSITION
        POSITION                  BIRTH               OCCUPATION IN APSA           HELD
---------------------------------------------------------------------------------------------
Martin Barbafina                09/03/1965           Syndic                       1997
Jose D. Abelovich               07/20/1956           Syndic                       1994
Fabian Cainzos                  11/07/1966           Syndic                       1999
Marcelo H. Fuxman               11/30/1955           Alternate Syndic             1994
Hernan Andrada                  06/16/1968           Alternate Syndic             1997
Carlos Rivarola                 08/01/1954           Alternate Syndic             2002

       MARTIN BARBAFINA. Mr. Barbafina obtained a degree in accounting from the Universidad Catolica Argentina. He is a partner of PricewaterhouseCoopers, Buenos Aires, Argentina. He is also a member of the Supervisory Committee of IRSA, Cresud S.A.C.I.F. y A. , Metrovias S.A. and Grupo Concesionario del Oeste, among others.

       JOSE D. ABELOVICH. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of SC International/Abelovich, Polano and Associates, a public accounting firm of Argentina. Formerly, he has been a manager of Harteneck, Lopez y Cia/PricewaterhouseCoopers, Buenos Aires, Argentina, and has served as a senior advisor in Argentina for the United Nations and the World Bank. Moreover, he is a member of the Supervisory Committee of IRSA, SAPSA, Hoteles Argentinos and Inversora Bolivar.

       FABIAN CAINZOS. Mr. Cainzos obtained a degree in law from the Universidad de Buenos Aires. Currently, he is senior associate of the law firm Basilico, Fernandez Madero & Duggan.

       MARCELO H. FUXMAN. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of SC International / Abelovich, Polano y Asociados, a public accounting firm of Argentina. He is also a member of the Supervisory Committee of IRSA, SAPSA and Inversora Bolivar.

       HERNAN ANDRADA. Mr. Andrada obtained a degree in law from the Universidad de Buenos Aires. Currently, he is senior associate of the law firm Basilico, Fernandez Madero & Duggan.

       CARLOS RIVAROLA. Mr. Rivarola obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of PricewaterhouseCoopers, Buenos Aires, Argentina. He was formerly an auditor of Massalin Particulares, Hoechst Argentina S.A. and Tabacos Norte, among others. Mr. Rivarola was also formerly a partner of Harteneck, Lopez y Cia. in Bolivia.

C. SENIOR MANAGER

       APPOINTMENT OF THE SENIOR MANAGER

       The Board of Directors appoints and removes the senior management. Our Senior Manager is Alejandro G. Elsztain who is also one of our directors. The senior manager performs his duties in accordance with the instructions of the Board of Directors.

       INFORMATION ABOUT SENIOR MANAGEMENT

       The following table sets forth information relating to our current Senior
Management:

             NAME                DATE OF BIRTH               POSITION                  CURRENT POSITION
                                   (M/D/Y)                                                 HELD SINCE
-------------------------------- -------------- ----------------------------------- -----------------------
Alejandro G. Elsztain             03/31/1966       Chief Executive Officer                   2002
M. Marcelo Mindlin                01/19/1964       Chief Financial Officer                   2001


D. COMPENSATION

       COMPENSATION TO THE MEMBERS OF THE BOARD OF DIRECTORS, EXECUTIVE COMMITTEE AND THE SUPERVISORY COMMITTEE

       The Law of Corporations No. 19,550 establishes that if the compensation of the members of the board of directors and the supervisory committee is not established in the bylaws of the company, it should be determined by the shareholders meeting. The maximum amount of total compensation of the members of the board of directors and the supervisory committee, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company.

       That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution.

       When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits.

       The compensation of our directors for each fiscal year is determined pursuant to the Corporations Law, and taking into consideration if the directors perform technical or administrative activities and our fiscal year's results. Once the amount is determined, they are considered by the shareholders meeting.

       During our regular shareholders meeting which was held on November 5, 2002 our shareholders determined that no compensation would be offered to the members of the board of directors for the fiscal year ended June 30, 2002.

       The members of the executive committee and supervisory committee renounced to receive their fees for the fiscal year ended June 30, 2002.

       COMPENSATION TO SENIOR MANAGER

       During the fiscal year ended June 30, 2002 we paid an aggregate amount of approximately Ps.152,178 as the compensation to our senior manager.

        BENEFIT PLANS

       Currently there are no plans providing for pension, retirement or other similar benefits for our Directors and Senior Management.

E. BOARD PRACTICES

BENEFITS UPON TERMINATION OF EMPLOYMENT

       There are no contracts providing for benefits to Directors upon termination of employment.

AUDIT COMMITTEE AND REMUNERATION COMMITTEE

       There is no Audit or Remuneration Committee.

F. EMPLOYEES

       As of June 30, 2002, we had 452 employees. Our employees are not represented by any union or other collective bargaining organization, and we have never experienced a work stoppage. We believe that our relationship with our employees is good. Through a bidding process, we subcontract to third parties the construction of our development projects and the provision of security, maintenance and cleaning services for our shopping centers.

       The following table shows the number of our employees and our subsidiaries as of June 30, 2002, 2001 and 2000:

                                                      AS OF JUNE 30,
                                           -------------------------------------
                                             2002          2001         2000
                                           -------------------------------------
APSA......................................     452          521           778
SAPSA.....................................      78           89             -
ERSA......................................      29           33            36
Fibesa ...................................      10           13            17
Tarshop...................................     226          312           210

G. SHARE AND OPTION OWNERSHIP OF DIRECTORS MEMBERS OF THE SUPERVISORY COMMITTEE AND SENIOR MANAGERS

       SHARE OWNERSHIP

       The following table sets forth the amount and percentage of our shares beneficially owned by our Directors, Senior Managers and members of the Supervisory Committee as of October 31, 2002.


                                                  SHARE OWNERSHIP
           NAME                          AMOUNT                  PERCENTAGE
-------------------------------------------------------------------------------
Eduardo S. Elsztain                  52,758,749(1)                   7.54%
M. Marcelo Mindlin                      357,767                      0.05%
Saul Zang                               774,010                      0.11%

------------------------

(1) Includes 52,520,241 shares owned by Dolphin Fund, plc, an investment fund in which the principal investment manager is Dolphin Fund Management S.A., a company where Mr. Eduardo S. Elsztain has a controlling interest.

       OPTION OWNERSHIP

       There are no options on our shares owned by our Directors, members of the Supervisory Committee or Senior Managers.

       EMPLOYEES' PARTICIPATION IN OUR CAPITAL STOCK

       There are no arrangements for involving the employees in our capital stock or related to the issuance of options, shares or securities.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

INFORMATION ABOUT MAJOR SHAREHOLDERS

         SHARE OWNERSHIP

       The following table shows, as of October 31, 2002, the information known by us, regarding shareholders that beneficially own more than 5% of our outstanding common shares.

       SHAREHOLDER(S)                                    NUMBER OF SHARES         PERCENT
       --------------                                  ---------------------  --------------
       IRSA(1)....................................          348,677,294              49.8
       Parque Arauco (2)..........................          194,498,473              27.8
       Dolphin Fund Plc (3).......................           52,520,241               7.5
       GSEM/AP (4)................................           44,580,889               6.4
                                                            -----------            ------
       Total......................................          640,276,897              91.5

-------------

(1) The number of shares beneficially owned by IRSA will increase by 839,566,327 assuming full conversion of 27,201,949 convertible notes.

(2) Parque Arauco S.A. owns 57,338,554 shares through Parque Arauco S.A. and 137,159,919 shares through Parque Arauco Argentina S.A., them a wholly-owned subsidiary. The number of shares beneficially owned by Parque Arauco will increase by 469,455,494, assuming full conversion of 15,210,358 convertible notes owed by Parque Arauco.

(3) The number of shares beneficially owned by Dolphin Fund Plc will increase by 125,211,728 assuming full conversion of 4,056,860 convertible notes owed by Dolphin Fund Plc.

(4) The number of shares beneficially owned by GSEM/AP will increase by 98,282,376 assuming full conversion of 3,184,349 convertible notes owed by GSEM/AP. The shares owned by the GSEM/AP are subject to a voting agreement between IRSA and GSEM/AP Holdings L.L.P.

       Through its ownership of APSA's common stock, IRSA currently shares with Parque Arauco, Dolphin Fund Plc and GSEM/AP the voting control of APSA, having the power to direct or cause the direction of our management and policies.

       IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA's shares are listed and traded on the Bolsa de Comercio de Buenos Aires and the NYSE and Mr. Eduardo S. Elsztain, Chairman of our Board of Directors, beneficially holds 32.37% of IRSA while Mr. M. Marcelo Mindlin, our First Vice Chairman, beneficially holds 0.70% of IRSA.

       Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

       Dolphin Fund Plc is an open-ended Fund incorporated in the Isle of Man. Its objective is to achieve capital appreciation by investing in emerging markets with a strong emphasis in Latin America. Dolphin

Fund is a long/short vehicle that invests in stocks, high-yielding bonds, currencies and privately arranged equity transactions.

       Dolphin Fund Plc is managed by Consultores Management Company, a wholly-owned subsidiary of Dolphin Fund Management S.A. Mr. Eduardo S. Elsztain serves as the Chairman and Founder of Dolphin Fund Management S.A. and as the Chairman of Dolphin Fund Plc. Additionally, Mr. Eduardo S. Elsztain is the beneficial owner of 80% of the shares of Dolphin Fund Management S.A. In the case of Mr. Marcelo Mindlin, he is the Vice Chairman and CEO of Dolphin Fund Management S.A., of which he beneficially owns 20% of the shares, and is the Director of Dolphin Fund Plc.

       GSEM/AP is a limited partnership indirectly owned by Goldman Sachs & Co.

CHANGES IN SHARE OWNERSHIP

                          Share Ownership as of
                           as of October 31                        Share Ownership as of June 30
                        ----------------------------------------------------------------------------------------
       Shareholder                 2002                  2002                  2001                  2000
       -----------                 ----                  ----                  ----                  ----

IRSA (1)                           49.81%               49.69%                47.42%                45.66%

Parque Arauco (2)                  27.79%               27.79%                27.79%                27.79%

Dolphin Fund Plc (3)                7.50%                7.27%                 0.76%                 0.42%

GSEM/AP (4)                         6.37%                6.37%                 6.37%                 6.37%

--------------

(1) IRSA share ownership is 52.97% assuming full conversion of the full 50 million Convertible Notes issued by the Company.
(2) Parque Arauco share ownership is 29.60% assuming full conversion of the full 50 million Convertible Notes issued by the Company.
(3) Dolphin Fund Plc share ownership is 7.92% assuming full conversion of the full 50 million Convertible Notes issued by the Company.
(4) GSEM/AP share ownership is 6.37% assuming full conversion of the full 50 million Convertible Notes issued by the Company.


       DIFFERENCES IN VOTING RIGHTS

       Our major shareholders do not have different voting rights.

       VOTING AGREEMENT RELATED TO OUR SHARES.

       On November 18, 1997 IRSA's subsidiary, IRSA International Limited, and GSEM/AP entered into a voting agreement pursuant to which GSEM/AP agreed to vote in all of our shareholders meetings as determined by IRSA, for a term of ten years from the day of the agreement. GSEM/AP may only oppose to IRSA's proposed vote if (i) it considers that in the matter subject to vote there is a conflict of interest between ours and GSEM/AP own interest; (ii) it considers that IRSA's proposal will seriously jeopardize our existence and continuation; (iii) it considers IRSA's proposal will substantially affect the performance of our corporate purpose.

       OTHER SHARE OWNERSHIP INFORMATION

       There are no differences in voting rights among shareholders.

       As of October 31, 2002 we had 632,311,560 shares outstanding and 90.33% of our shares were heldin Argentina.

       As of October 31, 2002, we had 1,692,211 American Depositary Shares (representing 67,688,440 of our common shares, or 9.67% of all of our shares). As of such date, we had 3 registered holders of our American Depositary Shares in the United States.

       On July 19, 2002 we issued US$ 50 million of Series I Convertible Notes which are convertible into shares of our common stock for up to US$ 50 million. The offering was subscribed in full. Our Series I Convertible Notes mature on July 19, 2006 and have been convertible since August 28, 2002 and until June 19, 2006. Of the US$ 50.0 million of Convertible Notes that we issued, IRSA and Parque Arauco subscribed for US$ 27.2 million and US$ 15.2 million respectively.

       In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 700,000,000 shares to 2,243,209,877 shares.

B. RELATED PARTY TRANSACTIONS

CORPORATE SERVICES SHARED WITH IRSA AND CRESUD S.A.C.I.F.Y A.

       In order to reduce administrative expenses, and to achieve a more efficient allocation of corporate resources, as of June 30, 2002 we and IRSA provided corporate services in the areas of institutional relations, finance, human resources, technology, systems and insurance to ourselves and Cresud S.A.C.I.F. y A.

       In the future and in order to continue with our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with IRSA and Cresud S.A.C.I.F. y A.

       We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties.

LOANS FROM OUR MAJOR SHAREHOLDERS

       In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, we entered into loan agreements with IRSA and Parque Arauco S.A. As of June 30, 2002 our debt with IRSA and Parque Arauco S.A. in relation to those loan agreements was Ps. 40.6 million and Ps. 20.4 million respectively. The existing loans granted by IRSA and Parque Arauco were used to subscribe to our offering of Convertible Notes on August 20, 2002. Of the US$ 50.0 million of Convertible Notes that we issued, IRSA and Parque Arauco subscribed for US$ 27.2 million and US$ 15.2 million respectively.

       The payments of this loans were subordinated by IRSA and Parque Arauco to the prior payment of the loans granted to our Company of the Senior Notes and our short-term debt.

AGREEMENT FOR THE COMMERCIALIZATION OF TORRES DE ABASTO, WITH IRSA

       On May 1, 2000, we entered into an agreement with IRSA for the commercialization of the units of Torres de Abasto. The services rendered by IRSA included:

o commercial operation services such as implementation of sale and lease strategy pursuant to the prices, terms and conditions set by us;

o selection of suppliers and hiring of advertising agencies, real estate brokers, notary public and appraisers;

o coordination of the subscription of sale agreements, deeds of sale and lease agreements according to the terms set by us.

       The monthly fee for the commercialization services was Ps. 2,500 plus Value Added Tax, and an additional fee of:

o    Sales: 1% plus Value Added Tax, of the sale price of each unit; or

o    Leases: 2% plus Value Added Tax, of the total lease price of each unit.

       We believe that the terms and conditions of this agreement were consistent in all material respects with those prevailing in the market at the relevant time for similar agreements between unaffiliated parties.

       Since the commercialization of the units is completed, the agreement between both companies has expired.

OPTIONS TO PURCHASE SHARES OF ALTOCITY.COM S.A.

       In January 2000, E-Commerce Latina, a company owned 50% by us and 50% by Telefonica Argentina, granted Consultores Internet Managers Ltd. an option to purchase certain of its class B shares of Altocity.Com S.A. Consultores Internet Managers Ltd. is a special-purpose Cayman Islands' corporation created to act on behalf of our management and is represented by an independent attorney-in-fact.

       The option granted to Consultores Internet Managers represents 15% of the capital stock of Altocity.Com S.A. and was granted for a period of eight years. Until February, 2003 Consultores Internet Managers Ltd. may only exercise the option for up to 50% of the underlying shares.

         Pursuant to the terms of the agreement, the exercise price is equal to the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.Com S.A. by E-Commerce Latina, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option, over (ii) the total number of class B shares owned by E-Commerce Latina at the exercise date of the option.

       The option was granted to Consultores Internet Managers Ltd. to be allocated by it among the management of Altocity.Com S.A. as an incentive compensation for their services, but as of today, no individual awards have been determined for participating employees under this option. Upon exercise of the option, Consultores Internet Managers Ltd.' sole asset will be its 15% interest in Altocity.Com S.A.

CONSULTING SERVICE AGREEMENT WITH FIBESA

       On March 10, 1998 our shareholders resolved to enter into a consulting service agreement with a real estate broker specialized in our business. The agreement was entered into with Fibesa which at that time was a subsidiary of Dolphin Fund Management S.A.

       Dolphin Fund Management S.A. is a company primarily engaged in investment, investment advisory and fund administration services. Our Chairman, Mr. Eduardo S. Elsztain, is the Chairman of Dolphin Fund Management S.A. and IRSA. Our First Vice-Chairman, Mr. M. Marcelo Mindlin, is Vice-

Chairman of Dolphin Fund Management S.A. and First Vice-Chairman of IRSA. Additionally, Mr. Eduardo S. Elsztain is the beneficial owner of 80% of the shares of Dolphin Fund Management S.A. and 32.37% of the stock of IRSA. and Mr.
M. Marcelo Mindlin is the beneficial owner of 20% of the shares of Dolphin Fund Management S.A. and 0.70% of the stock of IRSA.

       On September 13, 2000, we acquired 99.99% of Fibesa from Dolphin Fund Management S.A. for a total consideration of US$ 10.0 million.

       The consulting service agreement was signed on September 20, 2000, and Fibesa was granted an exclusive right to act as our real estate broker for leases, subleases, permits, concessions, and any other agreement regarding the commercialization of space in the shopping centers that we own, control or manage. Pursuant to the terms of the agreement,

o Fibesa prepares, at least 30 days prior to any fiscal year, a commercialization plan, to be approved by our Board of Directors;

o Fibesa gives us periodic information regarding locations of spaces for lease and the spaces that are under lease agreements;

o      Fibesa is not allowed to sign any lease agreement or reserve;

o We have the final decision on the provisions of each lease agreement proposed by Fibesa, such as term and price;

o We have the final decision on whether or not to sign a lease agreement proposed by Fibesa;

o We do not pay any commission to Fibesa; we only reimburse documented expenses.

o Fibesa only charges brokerage fees from the lessees in our shopping centers, which are established according to market conditions and prices.

       The consulting service agreement is valid for a seven-year period and will be automatically renewed for three additional seven year periods unless Fibesa decides to rescind it, with 60 days prior notice.

       Prior to the execution of the aforementioned agreement, Fibesa rendered us commercial services related to the commercialization of Alto Avellaneda and Alto Palermo Shopping Center pursuant to certain agreements signed prior to our acquisition of those shopping centers. Pursuant to those agreements, the fee that we paid Fibesa for the commercialization of retail space in (i) Alto Palermo Shopping Center was 1% of the total amount of the lease agreements; and
(ii) Alto Avellaneda, was US$ 50,000 monthly. Fibesa also charged a commission to lessees which was freely determined by Fibesa but could never exceed 6% of the total amount of each lease agreement. For the fiscal years ended June 30, 2002 and 2001 we did not pay any fee to Fibesa. The aggregate fees paid to Fibesa for the fiscal years ended June 30, 2000 and 1999 were: US$ 1.5 million and US$ 1.1 million respectively.

       We believe that the terms and conditions of these agreements are consistent in all material respects with those prevailing in the market at the relevant time for similar agreements between unaffiliated parties.

FREE SPACE FOR FUNDACION IRSA

       On October 31, 1997, our shareholders approved the execution of an agreement granting Fundacion IRSA the free right to use 3,800 square meters of constructed area in the Abasto Shopping Center for a 30-year period. The commercial value of the area in question is approximately Ps. 15,000 per month.

       Fundacion IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain's wife. Our Chairman Eduardo S. Elsztain is also the Chairman of IRSA and Dolphin Fund Management S.A.

       Fundacion IRSA has used the available area to house a museum called "Museo de los Ninos, Abasto", an interactive learning center for both children and adults which was opened to the public in April 1999. On September 27, 1999 Fundacion IRSA assigned and transferred for free, the Museo de los Ninos, Abasto's total rights and obligations to Fundacion Museo de los Ninos. This non-profit organization is a special vehicle for the development of Museo de los Ninos, Abasto that was created by the same founders of Fundacion IRSA and has the same members of the administration committee as Fundacion IRSA. On October 29, 1999, our shareholders approved the assignment of the agreement to Fundacion Museo de los Ninos.

LEGAL SERVICES

       During the years ended June 30, 2000, 2001 and 2002, we and our subsidiaries paid the law firm Zang, Bergel & Vines an aggregate amount of approximately Ps 1.6 million, Ps. 2.0 million and Ps. 1.2 million respectively as payment for legal services. Our directors Saul Zang, Juan M. Quintana, Juan
C. Quintana Teran and Pablo D. Vergara del Carril are members of the law firm Zang, Bergel & Vines.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

       See Item 18 for our Financial Statements.

B. LEGAL OR ARBITRATION PROCEEDINGS

       NEUQUEN PROJECT

       On September 1, 1999, we acquired a 94.6% interest in Shopping Neuquen S.A. for US$ 4.2 million. We paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is still overdue.

       Although we are negotiating an extension of the date for the remaining payment, the sellers have initiated a mediation process which is a mandatory non-judicial process prior to filing a suit to collect the payment.

C. DIVIDEND POLICY

       On October 23, 1998 our annual shareholder's meeting approved the Board of Directors' proposal to adopt a new dividend policy which is subject to annual shareholders' approval. Although no assurances can be given as to the continuation of such dividend policy or as to the amount of such dividend, it is our current policy that the dividend shall consist of a cash distribution approximately of 40% of our net income, subject to general business condition and other factors deemed relevant by our Board of Directors and shareholders.

       Following the Board of Directors recommendation, our shareholders approved in 1998 a cash dividend of Ps. 0.01197 per share amounting, approximately, Ps. 7,601,772 and in 1999 a cash dividend of Ps.0.0075 per share, for a total amount of, approximately, Ps. 5,250,087. Amounts in Pesos are in historical Pesos of the respective payment dates.

       Due to the income loss generated during the fiscal year ended on June 30, 2000, we did not pay dividends corresponding to that period.

       For the year ended June 30, 2001 the Board of Directors has proposed not to declare a dividend as they have considered it advisable to maintain adequate levels of liquidity in order to reduce indebtedness and incur in lower financial charges, reinvesting the principal and seeking greater yield in future. On October 16, 2001 our annual shareholder's meeting approved our Board of Directors' proposal.

       Due to the income loss generated during the fiscal year ended on June 30, 2002, we did not pay dividends corresponding to that period.

       Although we intend to maintain the adopted dividend policy, there can be no assurance that our future earnings will not be needed to finance the operations and expansion of our business.

       The following table sets forth the amounts of total dividends paid on each fully paid share common stock in respect of the year indicated. Amounts in Pesos are presented in historical Pesos of the respective payment dates.


                                                 PAYMENTS
       YEAR DECLARED                          COMMON SHARES
       -------------                          -------------
                                                   (Ps.)

           1996                                       --

           1997                                       --

           1998                                 0.01197

           1999                                 0.00750

           2000                                       --

           2001                                       --

           2002                                       --


D. SIGNIFICANT CHANGES IN INTERIM PERIOD

       On July 19, 2002 we issued US$ 50 million of Series I Convertible Notes which are convertible into shares of our common stock. The offer was subscribed in full.

       These Convertible Notes have been convertible into shares of our common stock since August 28, 2002 at the holder's option. The terms of these Convertible Notes include (i) a conversion price of US$ 0.0324, which means that every Convertible Note is potentially convertible into 30.8642 shares of our common stock with a face value of Ps. 0.10 each (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Convertible Note. The Convertible Notes mature on July 19, 2006. Raymond James Argentina Sociedad de Bolsa S.A. acted as subscription and placement agent.

       In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 700,000,000 shares to 2,243,209,877 shares.

       The issuance of our Convertible Notes has allowed us to repay an important portion of our existing debt. The proceeds of this offering have been allocated to fully repay (i) loans from our major shareholders for approximately Ps. 120.4 million, and (ii) Ps. 64.9 million (plus the accrued CER adjustment) which were due under our Senior Notes for which we obtained discounts for up to 25%.

       At our General Ordinary and Extraordinary Shareholders' Meeting held on November 5, 2002, our shareholders approved the issuance of our Series II Convertible Notes for up to a nominal amount of US$ 50.0 million. The notes will be convertible into ordinary shares of our common stock for a nominal amount of Ps. 0.1 each and with one vote per share, entitled to dividends as from the date the conversion right is exercised. We cannot assure you that we will issue the Series II Convertible Notes.

ITEM 9.  THE OFFER AND LISTING

A. INFORMATION ON THE LISTING OF APSA'S STOCK

STOCK EXCHANGES IN WHICH OUR SECURITIES ARE LISTED

       Our common shares are listed on the Bolsa de Comercio de Buenos Aires and our American Depositary Shares are listed on the NASDAQ.

ARGENTINE SECURITIES MARKETS

       The Comision Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of the Argentine Republic. Its main purpose is to ensure transparency of Argentina's securities markets, to watch over the market price formation process and to protect investors. The Comision Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comision Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities.

       There is a relatively low level of regulation of the market for Argentine securities and investors' activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine Government and the Comision Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as "full information," and "transparency," have recently issued Decree No. 677/2001. This decree has the objective of determining the rights of the "financial consumer", increasing market transparency and an adequate legal framework to increase the investor's protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

       In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comision Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comision Nacional de Valores may be listed on the Bolsa de Comercio de Buenos Aires. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

       There are eleven securities exchanges in Argentina, the principal exchange for the Argentine securities market is the Bolsa de Comercio de Buenos Aires, which handles approximately 99% of all equity trading in the country.

       The Bolsa de Comercio de Buenos Aires is a complex, non-profit and self-regulated organization. Various markets require different self-organizations of brokers within the Bolsa de Comercio de Buenos Aires, which is one of its particular characteristics. The most important and traditional of such markets is the Merval.

       The securities that may be listed on the Bolsa de Comercio de Buenos Aires are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Bolsa de Comercio de Buenos Aires is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comision Nacional de Valores. Furthermore, the Bolsa de Comercio de Buenos Aires works very closely with the Comision Nacional de Valores in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Bolsa de Comercio de Buenos Aires for simultaneous processing.

       The Merval is a self-regulated incorporated business organization. The capital stock of such entity is divided into 183 stocks, the holders of which (natural or artificial persons) are thereby entitled to act as individual brokers or brokerage firms; i.e. to execute securities purchase and sale transactions in their own name and on behalf of third parties. Brokers receive a commission for their services.

       The primary functions of the Merval are concerned with the settlement, surveillance and guarantee of market trades. This entity is also qualified to take disciplinary actions against individual brokers or brokerage firms who might violate the statutory rules in vigour, and/or the rules and regulations governing the Argentine stock market system.

       Furthermore, the Merval regulates, coordinates and implements each and every aspect connected with stock exchange trading, types of securities, market mechanisms, terms and conditions of payment, and the like. Jointly with the Bolsa de Comercio de Buenos Aires, it has implemented stock-watch mechanisms.

       The Merval counts with a trading mechanism applicable to corporate securities and government bonds called Concurrent Market, where trades are executed screen-based or in the traditional open out-cry mode on the floor of the Bolsa de Comercio de Buenos Aires in an automated order-matching system. Merval guarantees the settlement of all trades executed in the Concurrent Market.

       Also trades on government and corporate bonds may be executed on the Continuous Trading Session (with or without Merval's settlement guarantee).

       The cash mechanism (standard maturity) in the Concurrent Market admits the following operating forms:

o Automated trade execution based on orders entered from Sistema Integral de Negocicion Asistida por Computadora (SINAC) work-stations or through open out-cry Floor-trade order slips.

o Open out-cry Floor-trade executions are subsequently inputted through order slips.

       Open out-cry trades are executed pursuant to the rules applicable to traditional floor trading. Automated-execution trades based on the offers are carried out according to the rules of the electronic system. Both executions entail the registration of trades in a unique price-volume structure, and both modes of entering the system feed a unique order structure per issue.

       Among the main features of the open out-cry mechanism carried out on the Floor, the following are highlighted:

o      trades are executed open out-cry

o      they are perfected through the preparation of order slips

o the best-offer rule applies and as in the electronic system, it open out-cry the Merval settlement guarantee.

       Block trading is allowed in a minimum amount of Ps. 200,000 for leader companies which are listed on the leader panel of the Bolsa de Comercio de Buenos Aires, and Ps. 100,000 for the companies listed on the general panel of the Bolsa de Comercio de Buenos Aires. Block trading takes place on the floor of the Bolsa de Comercio de Buenos Aires and is conducted in Spanish by continuous open outcry. Transaction of more than Ps. 1.0 million are announced on the floor and are put on stand by for approximately 30 minutes. In the case that transaction exceeds Ps. 5.0 million, a certificate from the Caja de Valores is asked.

       As to the electronic system, its outstanding characteristics are:

o trades are executed based on bids and offers entered in work-stations, i.e. computers linked to the Stock Exchange information network,

o      trades are executed automatically,

o offers are recorded as per price-time priority, privileging the best of them.

       These trades are guaranteed by the Merval.

       Brokers and brokerage firms may trade in this segment, either by buying or selling government and corporate bonds for their own account, executing trades with another broker or brokerage firm or any other intermediary, by means of direct negotiations. In this system the best-offer rule does not apply and traders' compensations as well as stock market and stock exchange fees are implicit in the price agreed upon.

       Trades must be reported in real-time for their dissemination, registration and publication. Counterparty trades are settled by the Merval, and may be channeled through the guaranteed or the non-guaranteed segment.

       Over the Counter Market

       The Mercado Abierto Electronico is an exchange organized under the laws of the Argentine Republic, which operates as a self-regulatory organization under the supervision of the Comision Nacional de Valores.

       The Mercado Abierto Electronico works as an electronic environment to process over the counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

       Mercado Abierto Electronico has 76 brokers/dealers members, which include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be Mercado Abierto Electronico's brokers/dealers.

       Securities to be traded must be registered with the pertinent supervising authorities and may be traded in Mercado Abierto Electronico, in other exchanges or in both of them concurrently.

       Securities Central Depositary

       The Caja de Valores is a corporation, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the Comision Nacional de Valores.

       Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking and financial institutions, and mutual funds.

       The majority shareholders of the Caja de Valores are the Bolsa de Comercio de Buenos Aires and the Merval (49.60% each).

CERTAIN INFORMATION REGARDING THE BOLSA DE COMERCIO DE BUENOS AIRES

       The following table shows certain information regarding the Bolsa de Comercio de Buenos Aires:

                                         As of June 30,                    As of December 31,
                                              2002             2001(1)          2000(1)           1999(1)
                                              ----             -------          -------           -------
Market capitalization (Ps. Billon)             399.4             192.5            165.8              83.9

Average daily trading volume (Ps.               19.7              30.9             38.8              47.2
Million)

Number of listed companies                       114               119              125               125

---------------
      (1) Amounts are not inflation adjusted.
      Source: Bolsa de Comercio de Buenos Aires

       Although companies may list all of their capital stock on the Bolsa de Comercio de Buenos Aires, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies' stock being available for active trading by the public on the Bolsa de Comercio de Buenos Aires. Institutional investors constitute the largest group of investors in Argentina's equity markets.

       Participation by foreign investors in the Bolsa de Comercio de Buenos Aires has historically been relatively small; most of the participants in the securities markets have been individual Argentine investors and only a limited number of Argentine and foreign institutional investors, including a limited number of Argentine and foreign investment funds, banks, insurance companies and pension funds. Foreign investment regulations have recently been liberalized to facilitate access by foreign investors to securities in the Argentine securities markets.

       The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Merval experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998 a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001 and a 34% increase through September 30, 2002, measured in Pesos. To control volatility, the Bolsa de Comercio de Buenos Aires operates a system in which trades of an issuer's stock are suspended for one-half hour when such issuer's share price changes by more than 10% from its opening price.

B. PRICE HISTORY

PRICE HISTORY OF OUR STOCK ON THE BOLSA DE COMERCIO DE BUENOS AIRES

       Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires ("BASE") under the trading symbol "APSA". The shares began trading on the BASE on March 26, 1996. The following table shows, for the calendar periods indicated, the high and low closing sales price of the common shares on the BASE. On November 30, 2002, the closing price for the common shares on the BASE was, approximately, Ps. 0.150 per share.

                                                     PESOS PER SHARES (1)
                                              -----------------------------
                                                 HIGH              LOW
                                              --------------  -------------
          1996............................        0.314           0.269
          1997............................        0.610           0.283
          1998                                    0.780           0.377

          1999
              1st quarter.................        0.680           0.560
              2nd quarter.................        0.760           0.650
              3rd quarter.................        0.700           0.660
              4th quarter                         0.770           0.678

          2000
              1st quarter.................        0.810           0.755
              2nd quarter ................        0.790           0.570
              3rd quarter.................        0.585           0.495
              4th quarter                         0.535           0.470

          2001
              1st quarter.................        0.500           0.380
              2nd quarter ................        0.370           0.300
              3rd quarter.................        0.280           0.190
              4th quarter                         0.172           0.088

          2002
              January.....................        0.101           0.088
              February....................        0.111           0.111
              March.......................        0.116           0.112
              April.......................        0.118           0.120
              May.........................        0.115           0.112
              June........................        0.115           0.115
              July........................        0.115           0.115
              August......................        0.115           0.115
              September...................        0.126           0.115
              October.....................        0.150           0.150
              November....................        0.150           0.150

---------------
(1) Our shares began trading on the Bolsa de Comercio de Buenos Aires on March 26, 1996
Source: Bloomberg.

PRICE HISTORY OF OUR STOCK ON NASDAQ

       Each APSA's American Depositary Share represents 40 ordinary shares. The American Depositary Shares are listed and traded on the NASDAQ under the trading symbol "APSA". The ADS began trading on the NASDAQ on November 15, 2000 and were issued by the Bank of New York Inc, acting as ADSs Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our ADSs on the NASDAQ. On November 30, 2002, the closing price for our ADSs on the NASDAQ was, approximately, US$ 3.10 per ADS.

                                                        U.S. DOLLAR PER ADS (1)
                                                 -------------------------------
                                                      HIGH          LOW
                                                 -------------------------------
          2000
              4th quarter....................        20.56          18.75

          2001
              1st quarter....................        17.87          15.25
              2nd quarter ...................        14.25          10.13
              3rd quarter....................        11.85           7.00
              4th quarter....................         6.60           2.99

          2002
              January........................         4.24           2.50
              February.......................         2.44           1.29
              March..........................         2.15           1.69
              April..........................         2.10           1.65
              May............................         2.25           1.80
              June...........................         1.70           1.80
              July...........................         1.75           1.99
              August.........................         1.88           2.15
              September......................         2.15           1.75
              October........................         2.97           2.10
              November.......................         3.10           2.50

---------------
 (1) The ADS began trading on the NASDAQ on November 15, 2000

       Due to the aggregate ownership of approximately 77.60% of our two principal shareholders, the liquidity of our shares is restricted and may cause that our stock is not traded daily.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Our Common Stock

       Our authorized capital stock consists of 700,000,000 shares of common stock, Ps. 0.10 par value per share. In addition, we issued 50.0 million of Convertible Notes consisting of US$ 50.0 million, due July 19, 2006. These Convertible Notes can be converted since August 28, 2002 and until June 19, 2006. The terms of these Convertible Notes include (i) a conversion price of US$ 0.0324, which means that every Convertible Note is potentially convertible into
30.8642 shares of our common stock with face value of Ps. 0.10 each, (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Convertible Note.

       In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 700,000,000 shares to 2,243,209,877 shares.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

OUR CORPORATE PURPOSE

       Our legal name is "Alto Palermo Sociedad Anonima (APSA)". We were organized and incorporated in August 29, 1889 under the laws of Argentina on as a sociedad anonima (stock corporation) and we were registered with the Inspeccion General de Justicia (Public Registry of Commerce of the City of Buenos Aires) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087.

       Article 4 of our bylaws defines our corporate purpose as follows:

o      Invest, develop and operate real estate, and specially shopping centers;

o      Invest, develop and operate personal property, and specially securities;

o Manage real or personal property, whether owned by us or by third parties;

o Build, recycle or repair real property whether owned by us or by third parties;

o      Advise third parties with respect to the aforementioned activities;

o Fund projects, undertakings, works and/or real estate transactions of third parties.

BOARD OF DIRECTORS

         VOTING OF PROPOSALS IN WHICH DIRECTORS HAVE MATERIAL INTEREST

       Decree-Law No. 677/01 of Capital Markets Transparency and Best Practices, establishes in Section 8. that the directors, administrators and members of the supervisory committee of companies whose securities are publicly offered, shall act in a loyal and diligent manner when exercising their functions. In that sense, they have to:

o place the corporate interests of the company and the common interest of the shareholders above any other interest, including the controlling shareholder's interests;

o refrain from obtaining a personal benefit from the issuer other than the compensation paid for their functions;

o organize and implement preventive systems and mechanisms to protect the corporate interests, reducing the risk of conflicts of interests, either permanent or temporary, in the personal relationship with the company or with persons related to the company. This duty specifically refers to activities competing with the company, the use or imposition of a lien on corporate assets, the determination of compensations or proposals related thereto, the use of non public information, the use of business opportunities for their own benefit or for the benefit of third parties and, in general, any situation that may generate a conflict of interests affecting the issuer;

o make the necessary arrangements to perform the company's activities and implement the necessary internal control to ensure a careful management and avoid breaches of the duties established by the applicable regulations;

o act with due diligence when preparing and disclosing the information to the market, and maintain the independence of external auditors.

       The Law of Corporations No 19,550 establishes in Section 271 that directors may contract with the company when the contract is related to the regular activities of the company and terms and conditions are established on market terms. All other contracts with directors should be approved by the shareholders.

       Further, Section 73 of Decree-Law No. 677/01 of Capital Markets Transparency and Best Practices establishes a specific procedure for transactions of a company whose securities are publicly offered, entered into with its directors, members of the supervisory committee, or senior managers and which involve a relevant amount. The transaction is considered to have a relevant amount when it exceeds: (i) one percent (1%) of the corporate capital, measured pursuant to the last approved financial statements, and (ii) the equivalent of one hundred thousand Pesos (Ps. 100,000).

       The related person with an interest in the transaction, should submit all the relevant documentation to the approval of the board of directors. The directors must request a report (i) of the audit committee stating if the conditions of the operation may be reasonably considered adequate according to normal market conditions; or (ii) of two independent evaluating firms that shall have informed about the same matter and about the other operation conditions. Immediately after being approved by the board of directors the transaction has to be informed to the Comision Nacional de Valores.

       Notwithstanding the above Section 272 of the Law of Corporations N(degree) 19,550 provides that when a director has an opposite interest to the one of the company, he or she should notify that situation to the board of directors and the supervisory committee and abstain to vote in that respect. The violation of this provision results in the director being jointly and severally unlimitedly liable.

       In the event that the results of the reports are not favorable to the transaction, its approval should be considered by the shareholders' meeting.

       APPROVAL OF COMPENSATION OF DIRECTORS AND SUPERVISORY COMMITTEE

       Our bylaws do not establish the compensation to be paid to members of the board of directors and the supervisory committee, and therefore pursuant to
Section 261 of the Law of Corporations No. 19,550, it should be approved by the majority of the shareholders. The maximum amount that may be paid as compensation to members of the board of directors and the supervisory committee, should not exceed 25% of the realized and net earnings of the company and 5% when there is no distribution of dividends. If the company does not distribute the total earnings, the amount of the compensation should be proportional to that distribution and within the mentioned limits. These limits may only be surpassed by express approval of majority of the shareholders.

       BORROWING POWERS OF DIRECTORS

       Our bylaws establish, in Section 17, that the board of directors have full and broad powers to organize, manage and direct us, aimed at fulfilling the corporate purpose.

       In case one of our directors borrowed from us, the matter would be subject to the requirements described above for transactions in which directors have material interest.

       RETIREMENT OF DIRECTORS AND OWNERSHIP OF SHARES REQUIREMENT

       Our bylaws do not establish any requirements or provisions regarding age limits for directors' retirement. They neither require a number of shares a director must own to qualify for the position.

RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO THE COMMON SHARES

       DIVIDEND RIGHTS

       The Law of Corporations No. 19,550 establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual financial statements approved by the shareholders. The approval, amount and payment of dividends, is subject to the approval of the Annual Ordinary Shareholders Meeting of the company. That approval requires the affirmative vote of the majority of the present votes with right to vote at the meeting.

       Pursuant to the Law of Corporations No. 19,550 and Section 28 of our bylaws, liquid and realized profits of each fiscal year shall be distributed as follows:

o allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of the capital stock;

o the sum established by the shareholders' meeting as remuneration of the board of Directors and the supervisory committee;

o dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders' meeting determines.

       Dividends are paid pro rata according to the interests held by shareholders within thirty days after approval and the right to collection expires upon the expiration of a term of three years since they were made available to shareholders.

       The shareholders' meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In that case, all and each of the members of the board of directors and the supervisory committee will be jointly and severally unlimitedly liable for the refund of those dividends if, as of the end of the respective fiscal year, the realized and net earnings of the company are not sufficient to allow the payment of dividends.

       VOTING RIGHTS AND STAGGERED ELECTIONS

       Our stock capital is composed by book-entry common shares with face value of Ps. 0.1 per share and entitled to one vote each.

       All directors and alternate directors are elected for a three-year term.

       Our by laws do not consider staggered elections.

       RIGHTS TO SHARE IN APSA'S PROFITS

       The holders of our common shares have the right to participate in our net and realized profits on a pro rata basis of their respective interests.

       Pursuant to the Law of Corporations and Section 28 of our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

o Allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of our the capital stock;

o the sum established by the shareholders' meeting as remuneration of the board of Directors and the supervisory committee;

o dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders' meeting determines.

       RIGHTS TO SHARE IN ANY SURPLUS IN THE EVENT OF LIQUIDATION

       Section 29 of our bylaws determine that, in the event of liquidation, dissolution or winding-up, our assets (i) will be applied to satisfy liabilities and (ii) will be proportionally distributed among holders of preferred stock if there are any and in accordance with the terms of the preferred stock. If any surplus remains, the holders of common shares are entitled to receive and share on a pro rata basis in all net assets remaining for distribution.

       PROCEDURE TO CHANGE THE RIGHTS OF HOLDERS OF STOCK

       The rights of holders of stock are established in the Law of Corporations No. 19,550 and in the bylaws. The rights of shareholders provided for by the Law of Corporations No. 19,550 may not be diminished by the bylaws. Section 235 of the Law of Corporations No. 19,550 establishes that the amendment of the bylaws should be approved by our shareholders at an Extraordinary Shareholders Meeting.

       ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

       Our bylaws establish that any meeting must be called by the board of directors or by the supervisory committee in the assumptions provided for by law or at the request of the holders of shares representing no less than 5% of the share capital. Any meetings requested by shareholders must be held within 30 days after the request is made. Annual meetings may be called simultaneously for the first and second call as set forth in section 236 of the Law of Corporations No. 19,550, regardless of the provisions contained therein for the case of unanimous meetings. Upon failure to give simultaneous call, the meeting on second call, due to failure to constitute quorum on first call, must be held within 30 days after such meeting, complying with all notices required by applicable regulations.

       Any shareholder may appoint any person as its duly authorized representative at whatever meeting, by granting a proxy with duly certified signature. Co-owners of shares must have single representation.

       In order to attend a shareholders' meeting, shareholders should deposit with the company the share certificate issued by the registrar agent, with at least 3 business days prior to the date of the respective shareholders meeting. We will deliver the respective receipt which will be required for admission to the shareholders meeting. On the day of the meeting, the shareholders or their representatives will have to fill in their addresses, identity document and number of votes and will sign the Shareholders' Meetings' Attendance Book.

       The meetings shall be presided by the Chairman of the board of directors.

       The first call of the ordinary shareholders' meeting requires the attendance of shareholders representing a majority of the shares with voting rights. The second call, does not require a minimum of shares with right to vote. In both cases, resolutions shall be adopted by the absolute majority of the votes that may be cast in the relevant decision.

       The first call of the extraordinary shareholders' meeting requires the attendance of shareholders representing 60% of the shares with voting rights. The second call, does not require a minimum of shares with right to vote. In both cases, resolutions shall be adopted by the absolute majority of the votes that may be cast in the relevant decision.

       LIMITATIONS TO OWN SECURITIES

       There are no legal limitations to own securities or exercise voting rights for residents, non-resident or foreign shareholders.

       OWNERSHIP THRESHOLD ABOVE WHICH OWNERSHIP SHOULD BE DISCLOSED

       The Comision Nacional de Valores regulations require that transactions which cause a person's holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the Comision Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

       Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly offered, should notify the Comision Nacional de Valores on a monthly basis, their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

       Further, the Comision Nacional de Valores must be immediately notified of transactions which cause a person's holdings of capital stock of an Argentine company whose securities are publicly offered to hold 5% or more of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders' meetings, as well as directors, officers and members of the supervisory committee, must provide the Comision Nacional de Valores with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

C. MATERIAL CONTRACTS

         We do not have nor entered into any material contracts outside of the ordinary course of business other than those contracts described in the Related Party Transactions and Our Indebtedness Sections contained elsewhere in this annual report.

D. EXCHANGE CONTROLS

       CURRENCY EXCHANGE REGULATION

       Pursuant to Executive Order No. 260/2002 enacted by the Executive Power on February 8th, 2002, the dual exchange rate system in force since January 2002 has been eliminated. This dual system established an "official" exchange rate of Ps.1.40 equal to 1 US dollar and a free exchange rate, and was replaced by a unique and free exchange market. All foreign currency exchange transactions must be carried out in the free exchange market, in which the Argentine Central Bank participates by purchasing and selling foreign currency.

       IMPORT AND EXPORT OF CAPITAL

       IMPORT OF CAPITAL

       Currently, there are no laws, executive orders or regulations nor any exchange controls in force in Argentina which limits the import of capital.

       Pursuant to the Argentine Foreign Investment Law No. 21,832, and amendments thereto and Decree No. 1,853/93, enacted in 1993, the purchase by foreign investors (any natural or legal person domiciled out of Argentina or an Argentine company of "foreign capital") of capital participation in a company existing in Argentina (according to the Foreign Investment Act) shall constitute a foreign investment.

       At present there are no restrictions on foreign investments in industries other than public broadcasting media, and no prior authorization is required to make foreign investments.

       Therefore, no prior authorization is required in order to purchase our securities.

       See Item 3: "Key Information - Exchange Rates"

       EXPORT OF CAPITAL, INCLUDING THE AVAILABILITY OF CASH OR CASH EQUIVALENTS

       In compliance with the economic measures implemented by the Argentine Government pursuant to Decree No. 1,570/01 dated December 1st, 2001 and subsequent amendments thereto, aimed at protecting the integrity of the Argentine financial system, money cannot be transferred abroad, unless expressly authorized by the Argentine Central Bank.

       REMISSION OF DIVIDENDS, INTERESTS OR OTHER PAYMENTS TO HOLDERS OF SECURITIES IN OUR COMPANY, TO NON-RESIDENTS

       In compliance with the economic measures implemented by the Argentine Government pursuant to Decree No. 1,570/01 dated December 1st, 2001, as amended by Decree No. 1,606/01, aimed at protecting the integrity of the Argentine financial system, some limitations have been imposed on export of capital. See:
"Export of Capital, including the availability of cash or cash equivalents."

E. TAXATION

         UNITED STATES TAXATION

         The following summary describes the material United States federal income tax consequences of the ownership of shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders (as defined below) that purchase the shares or ADSs as capital assets and that do not have a permanent establishment in Argentina, are not residents of Argentina, are not domiciled in Argentina, are not organized in Argentina, do not have a local branch in Argentina, do not carry on certain commercial activities, do not fall within the legal presumption for non-Argentine legal entities with respect to the Argentine Personal Assets Tax, do not own an Argentine bank account and are not physically present in Argentina for 183 days or more within a calendar year. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

o        a bank;

o        a dealer in securities or currencies;

o        a financial institution;

o        a regulated investment company;

o        a real estate investment trust;

o        an insurance company;

o        a tax exempt organization;

o a person holding the shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

o a trader in securities that has elected the mark-to-market method of accounting for your securities;

o        a person liable for alternative minimum tax;

o        a person who owns more than 10% of the voting stock of our company;

o        an investor in a pass-through entity; or

o a United States person whose "functional currency" is not the United States dollar.

         Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary (the "Depositary") to us and assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR ADSS YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

         "U.S. Holder" means a beneficial owner of a share, or ADS that is for United States federal income tax purposes:

o        a citizen or resident of the United States;

o a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

o an estate the income of which is subject to United States federal income taxation regardless of its source;

o a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

         If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisors.

         In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying shares that are represented by the ADSs. However, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Argentine taxes described herein could be affected by future actions that may be taken by the United States Treasury. Deposits or withdrawals of shares by U.S. Holders for ADSs will not be subject to United States federal income tax.

         DISTRIBUTIONS ON SHARES OR ADSS

         Subject to the discussion under "Passive Foreign Investment Company Rules" below, distributions on the shares or ADSs, (including net amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the ADS depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction.

         The amount of any dividend paid in Pesos will equal the United States dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of shares, or by the ADS depositary, in the case of ADSs, regardless of whether the Pesos are converted into United States dollars. If the Pesos received are not converted into United States dollars on the day of receipt, you will have a basis in the Pesos equal to their United States dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

         Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain United States Holders, "financial services income." The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

         TAXATION OF CAPITAL GAINS

         Subject to the discussion under "Passive Foreign Investment Company Rules" below, upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the United States dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or ADSs, determined in United States dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss.

         PASSIVE FOREIGN INVESTMENT COMPANY RULES

         Although it is an inherently uncertain factual issue, we may be a passive foreign investment company ("PFIC") for the current or future taxable years.

         In general, we will be a PFIC for any taxable year in which, either (i) at least 75% of the gross income of our company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation's income.

         The determination of whether we are a PFIC is made annually. If we are a PFIC for any taxable year during which you hold shares or ADSs in our company, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

         If we are a PFIC for any taxable year during which you hold our shares or ADSs, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of such shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the equity interests will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the equity interests, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

         In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs will be listed on the Nasdaq, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the shares are listed on the Nasdaq. The shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or shares would need to be regularly traded on such exchanges in order for the ADSs or shares to be potentially eligible for the mark-to-market election.

         If we are a PFIC in any taxable year in which you hold our shares or ADSs, but you do not make a mark-to-market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark-to-market election in your particular situation.

         If you make an effective mark-to-market election, you will include in income each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your PFIC shares or ADSs at the end of the taxable year over your adjusted tax basis in the shares or ADSs and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of such shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the shares or ADSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

         If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs are no longer regularly traded on a qualified securities exchange or the IRS consents to the revocation of the election. Under proposed Treasury regulations, mark-to-market inclusions and deductions will be suspended during taxable years in which are not a PFIC, but would resume if they subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

         Alternatively, a United States Holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a "qualified electing fund" under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

         A United States Holder who owns shares or ADSs during any year that we are a PFIC must file IRS Form 8621.

         You should consult your own tax advisors concerning the United States federal income tax consequences of holding the shares or ADSs if we are considered a PFIC in any taxable year.

         ARGENTINE PERSONAL ASSETS TAXES

         Amounts paid on account of the Argentine Personal Assets Taxes, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

         INFORMATION REPORTING AND BACKUP WITHHOLDING

         In general, information reporting requirements will apply to distributions on shares or ADSs and to the proceeds of sale of a share or ADS paid to United States Holders other than certain exempt recipients (such as corporations). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

         Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the IRS.

         ARGENTINE TAXATION

         The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the ADSs by an individual holder that is not domiciled or resident in Argentina and a legal entity that is not organized under the laws of Argentina and does not have a permanent establishment in Argentina or is not otherwise doing business in Argentina on a regular basis (a "Foreign Holder"). The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

         TAXATION OF DIVIDENDS

         Dividends, either in cash, shares or kind approved by our shareholders are currently exempt from Argentine withholding or other taxes.

         Notwithstanding the foregoing, according to Argentine law, income tax will be applied to the amount of dividends distributed in excess of a company's net taxable income for the fiscal year preceeding the date of the distribution of such dividends. The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. The withholding would not be applied to the payment of future dividends derived out of retained earnings obtained in the fiscal years ended prior to December 30, 1998. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

         TAXATION OF CAPITAL GAINS

         Gains on sales or other dispositions of shares or ADSs by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from taxation. Notwithstanding, if the foreign entity qualifies as an Offshore Taxable Entity and shares or ADS's are not listed, sales or other dispositions of such shares or ADSs are taxable at the rate of 17,5%.

         An Offshore Taxable Entity is a foreign entity without permanent establishment in Argentina which (i) pursuant to its bylaws or to the applicable regulatory framework has its principal investing activity outside the jurisdiction of its incorporation and/or (ii) cannot perform in the jurisdiction of its incorporation certain transactions and/or investments expressly indicated in its bylaws or in the applicable regulatory framework.

         Gains on sales or other dispositions of listed shares or ADSs by resident individuals are currently exempt from taxation. In the case of non listed shares or ADS's its sale or other dispositions are taxable at the rate of 9% up to 15%, but the losses generated by such transactions may only be offset against income from the same type of transactions.

         Gains on the sale or other dispositions of shares or ADSs by Argentine entities are subject to Argentine income tax at the fixed rate of 35% but the losses generated by such transaction may only be offset against income from the same type of transactions.

         VALUE ADDED TAX

         The sale, exchange, disposition, or transfer of shares or ADSs is not subject to Value Added Tax.

         PERSONAL ASSETS TAX

         Law No. 25,585 issued on April 24, 2002 and published in the Official Gazette on May 15, 2002 (and applicable to personal assets held as of December 31, 2002) introduces amendments to Law No. 23,966 and imposes the personal assets tax on shares and ADSs held by individuals and undivided estates domiciled or located in Argentina or abroad and legal entities not domiciled in Argentina, separately from other assets.

         This amendment imposes the obligation to pay the personal assets tax on the Argentine private issuer of the shares and ADSs, and authorizes it to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment. The tax is levied on the shares proportional equity value of the shares as reflected in the most recent balance sheet closed as of December 31 of the taxable year, at the rate of 0.5% without any non-taxable minimum being applicable.

         Currently there are no regulations issued by the Executive Branch related to this amendment, and it has not been interpreted by any court or government agency and no assurance can be given as to how such amendments may be defined or interpreted in the future by any such court or government agency.

         TAX ON MINIMUM NOTIONAL INCOME (IMPUESTO A LA GANANCIA MINIMA PRESUNTA,
IGMP)

         Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, shares and ADSs issued by entities subject to such tax, are exempt from paying the IGMP.

         The income tax payment determined for a particular fiscal year is considered as a payment on account of the IGMP to be paid in the same fiscal year. The IGMP will only be applicable when the income tax for the corresponding fiscal period results lower than the amount specified for the IGMP. In such case, the difference between the determined IGMP and the corresponding income tax has to be paid. If in any specific fiscal year, the amount to be paid as IGMP exceeds the income tax corresponding to that same fiscal year, the resulting difference could be computed as an advance to be credited against the income tax to be paid in excess of the IGMP during the following ten fiscal years.

         TAX ON DEBITS AND CREDITS ON BANKING ACCOUNTS

         The Argentine Competition law, as amended, established a tax on debits and credits, of any nature, made in all bank accounts, except for those specifically excluded by the law and its regulations. Debits and credits on bank accounts are subject to general tax rate of 0.6%.

         The regulations of the Argentine Competition law taxes many other transactions in which a bank account is not used but a financial entity intervenes. The movements and deliveries of funds, by its own or on behalf of third parties, carried out by any person, made through organized systems of payments replacing the use of the bank accounts are also taxed at a rate of 1.2%.

         Therefore, holders of shares that have one or more Argentine bank accounts may be subject to this tax on the debits and credits to such bank accounts at the rate of 0.6%, or at the rate of 1.2% on other transactions that are used as a substitute for the use of such Argentine bank accounts.

         GROSS INCOME TAX

         The gross income tax is local in nature; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the purchase and sale of shares and/or the collection of dividends. In the particular case of the city of Buenos Aires, any transaction involving shares and/or the collection of dividends and revaluations is exempt from this tax.

         There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries. Those investors who customarily perform, or who are deemed to perform, transactions in any jurisdiction in which they obtain their income from the sale of shares and/or the collection of dividends are subject to this tax at a rate of up to 15%, unless an exemption is applicable to them.

         STAMP TAX

         The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain territorial jurisdiction or outside a certain territorial jurisdiction but with effects in such jurisdiction.

         In the city of Buenos Aires, the stamp tax has been repealed for all those acts that do not imply an onerous conveyance of real property. However, most provincial tax authorities maintain this tax in effect for all acts in general; therefore, the instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the shares or ADSs, executed in other jurisdictions, or with effects in those jurisdictions, could be deemed to be subject to this tax.

         COURT AND OTHER TAXES

         In the event that it becomes necessary to institute legal actions in relation to the Convertible Notes in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the city of Buenos Aires.

         Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. No Argentine tax is imposed on the deposit or withdrawal of shares in exchange for ADSs. Other than the taxes discussed above, no other Argentine taxes are applicable to an investment in shares or ADSs. At present, there is no national tax specifically applicable to the transfer of securities.

         TAX TREATIES

         Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States. Argentine Taxation.

F. DOCUMENTS ON DISPLAY

         We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our internet address is http://www.altopalermo.com.ar. You may request a copy of these filings at no cost, by writing to: finanzas@altopalermo.com.ar or calling the office at +54(11) 4323-7440.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and interest rates. We are exposed to market risk in the areas of interest rates and foreign currency exchange rates. To hedge these risks, we sometimes utilize derivative instruments. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory or credit risks, are not included in the following assessment of our market risks.

INTEREST RATE RISK

         Our exposure to market risk associated with changes in interest rate risk is limited to the exposure related to our current investments and variable rate debt.

         We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any institution. Our investment portfolio primarily consists of time deposits, money market mutual funds, fixed and variable income securities. As of June 30, 2002 we had cash and cash equivalents of Ps. 14.6 million. In view of the nature of our total portfolio, we believe a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of June 30, 2002.

         We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term and long-term borrowings, and other variable-rate long-term debt used to maintain liquidity and fund for our business operations. The instruments' actual cash flows are mostly denominated in Pesos. Our interest expense is not sensitive to changes in the general level of interest rates because most of our long-term debt arrangements bear interest at a fix rates. Therefore, our results of operations would not be affected by interest rate changes. Even though, based on the nature and current levels of our debt, we believe that an immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

         For debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates.

                                                                         JUNE 30, 2002
                                                                    EXPECTED MATURITY DATE
                                                                  (US$ EQUIVALENT IN MILLION)
                                      ------------------------------------------------------------------------------------
LIABILITIES                           FY2003      FY2004      FY2005      FY2006       FY2007      TOTAL       FAIR VALUE
------------------------------------- ----------- ----------- ----------- ------------ ----------- ----------- -----------
FIXED RATE (US$)                           0.7        14.6         0.5           --          --       15.7         15.7
Average interest rate (1)                  15%         10%        3.9%           --          --       7.8%
FIXED RATE (PESOS)     (2)                 8.5        18.7        40.6           --          --      67.8 (3)      67.8
Average interest rate (1)                 8.0%        9.7%       10.3%           --          --       9.8%

------------------
(1) Average interest rate are based on the prices settled in the contracts as of June 30, 2002
(2) Peso-denominated loans were converted to U.S. dollar at an exchange rate of Ps. 3.80 per U.S. dollar.
(3)  Includes the CER adjustments as of June 30, 2002


         As a matter of policy, we use derivative instruments only to minimize our financing costs. However, there can be no assurance that such risks would be managed in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for trading or speculative purposes.

         On March 30, 2000, in connection with the issuance of the Notes, we entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed us to reduce the net cost of our debt. However, due to the economic situation of the Argentine economy, the political instability, and the depreciation of the Argentine public debt, there was a negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, we converted our Peso-denominated fixed rate debt to U.S. dollar denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As of June 30, 2002, interest rate payable was at a variable rate of 2.3% in US$ and interest rate receivable was at a fixed rate of 10% in Pesos. As collateral for the agreement, we were required to make a deposit of US$ 50 million with the counterparty. We are not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. dollar. Our risk related to the swap agreement is limited to the cost of replacing such agreement at prevailing market rates.

FOREIGN EXCHANGE EXPOSURE

         We transact our business primarily in Pesos. Accordingly, our earnings are subject to exposure from adverse movements in currency exchange rates primarily related to our U.S. dollar denominated debt.

         Historically, volatility has been caused by currency devaluation, among other factors. Most of theses factors have occurred at various times in the last two decades in Argentina.

         From April 1, 1991, until the beginning of year 2002, the Convertibility Law No. 23,928 was applicable in Argentina. This law established a fixed exchange rate, under which the Argentine Central Bank was forced to sell U.S. dollars to any person at a fixed rate of Ps. 1.00 per US$ 1.00. Accordingly, the foreign currency fluctuations were reduced to a minimum level during this period.

         The primarily economic change implemented by the current Argentine government in January 2002 was the announcement of the devaluation of the Peso. Most of our lease contracts and most of our liabilities were denominated in U.S. dollars. Decree No. 214/02 and Decree No. 762/02 mandatorily converted into Pesos all monetary obligations in U.S. dollars entered into between parties under Argentine Law. Consequently, all of our leases and most of our liabilities were pesified at a one-to-one exchange rate and, additionally, those leases and liabilities would be adjusted by the CER index.

         Due to the end of Convertibility Plan and our issuance of Convertible Notes denominated in U.S. dollars, our foreign exchange exposure has increased considerably. Currently all of our revenues are derived from our operations in Argentina and foreign exchange volatility will probably affect our Peso-denominated revenues, making it more burdensome for us to pay our dollar-denominated debt.

         Foreign currency exchange fluctuations may additionally affect the risk of default on our leases and services and other receivables, as any of our customers that have Peso-denominated revenue streams may experience a relative increase in their U.S. dollar-denominated liabilities compared to their Peso-denominated revenues. Foreign currency exchange restrictions hereafter imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar-denominated liabilities.

         Our hedging strategies may prove ineffective to address the effects of interest rate or foreign currency exchange movements on our financial condition. We have experienced net hedging losses in the past, and we could experience such losses in the future to the extent that interest rates or foreign exchange rates shift in excess of the risk covered by hedging arrangements. In entering into interest rate and foreign currency contracts, we bear the credit risk of counterparties being unable to meet the terms of their contracts; and we may be unable to recover damages from any such defaulting counterparty through legal enforcement actions due to laws affording bankruptcy or protection to insolvent obligors, foreign laws limiting cross-border enforcement actions or otherwise.

                                                        EXPECTED MATURITY DATE
                                                               JUNE 30,
---------------------------- ------------------- ------------ ------------ ------------ ------------ ------------

                                    NOTIONAL
                                    PRINCIPAL
                                      AMOUNT                                                            MARKET
CONSOLIDATED DEBT                  (MILLION)        FY2003       FY2004       FY2005       FY2006      VALUE(1)
---------------------------- ------------------- ------------ ------------ ------------ ------------ ------------

RELATED DERIVATIVES

U.S. dollars                    (US$ 69.13)      --           --               (69.13)           --      (69.60)
Peso                              Ps. 69.13      --           --                 69.13           --         4.90

(1) Market value of swap agreement, which includes cash flow of principal and interest as of June 27, 2002

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

       NEUQUEN PROJECT

       On September 1, 1999, we acquired a 94.6% interest in Shopping Neuquen S.A. for US$ 4.2 million. We paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is still overdue.

       Although we are negotiating an extension of the date for the remaining payment, the sellers have initiated a mediation process which is a mandatory non-judicial process prior to filing a suit to collect the payment.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

PART III

ITEM 17.  FINANCIAL STATEMENTS

         The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.  FINANCIAL STATEMENTS

         Reference is made to pages F-1 through F-100.

ITEM 19.  EXHIBITS

         Index to Financial Statements (see page F-1).

INDEX OF EXHIBITS

(a) Exhibit No.                Description of Exhibit

1.1* Estatutos of the registrant, which serve as the registrant's articles of incorporation and bylaws, and an English translation thereof.

2.1.1* Form of Deposit Agreement among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder.

2.1.2* Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anonima Mercado de Abasto Proveedor (SAMAP).

2.1.3* Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anonima and GSEM/AP Holdings L.P.

2.2.1* Offering Circular, dated March 24, 2000, regarding the issuace of Ps. 85,000,000 of the Company's 14.875% Notes due 2005.

2.2.2* Summary Description of the principal terms of the U.S.$40 million loan agreement between the Company and Banco de la Provincia secured by a mortgage on Patio Bullrich.

---------------
* Incorporated herein by reference to the same-numbered exhibit to the registrant's registration statement on Form 20-F (File No. 000-30982)

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                            ALTO PALERMO S.A. (APSA)

                                      By: /s/            Saul Zang
                                         -------------------------
                                               Name:     Saul Zang
                                               Position:  Director

Date:  December 19, 2002

                                  CERTIFICATION

         I, M. Marcelo Mindlin, certify that:

     1.   I have reviewed this annual report on Form 20-F of Alto Palermo S.A.
          (APSA);


     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and


     3. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.








/s /      Marcelo Mindlin
--------------------------
By:    M. Marcelo Mindlin
Chief Financial Officer

December 19, 2002

This certification accompanies the Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.

                                  CERTIFICATION

         I, Alejandro G. Elsztain, certify that:

     1.   I have reviewed this annual report on Form 20-F of Alto Palermo S.A.
          (APSA);


     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and


     3. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.






/s /  Alejandro G. Elsztain
---------------------------
By:   Alejandro G. Elsztain
Chief Executive Officer



December 19, 2002



This certification accompanies the Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.

         CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C.
                                SECTION 1350, AS

        ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report on Form 20-F of Alto Palermo S.A.
(APSA) (the "Company") for the year ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), M. Marcelo Mindlin, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge;

     (1) The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial conditon and results of operations of the Company.







/s /    Marcelo Mindlin
-----------------------
By:  M. Marcelo Mindlin
Chief Financial Officer

December 19, 2002

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.

         CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C.
                                SECTION 1350, AS

        ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report on Form 20-F of Alto Palermo S.A.
(APSA) (the "Company") for the year ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Alejandro
G. Elsztain, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge;

     (1) The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.




/s /  Alejandro G. Elsztain
---------------------------
By:  Alejandro G. Elsztain
Chief Executive Officer



December 19, 2002



This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities and Exchange Act of 1934, as amended.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the shareholders of
Alto Palermo S.A. (APSA):

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net (loss) income expressed in Argentine pesos for each of the three years in the period ended June 30, 2002 and the determination of consolidated shareholders' equity and consolidated financial position also expressed in Argentine pesos at June 30, 2002 and 2001 to the extent summarized in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers
Buenos Aires, Argentina
September 9, 2002

                            ALTO PALERMO S.A. (APSA)
                           CONSOLIDATED BALANCE SHEETS
                          AS OF JUNE 30, 2002 AND 2001
                 (Adjusted for price-level changes and expressed
                  in constant Argentine Pesos of June 30, 2002)

                                                                                      2002                   2001
                                                                                -------------------   -------------------
ASSETS
CURRENT ASSETS
          Cash and banks (Notes 5.a. and 16.e.)...............................  Ps.     12,841,574    Ps.     13,445,875
          Investments (Notes 5.b. and 16.e.)..................................           9,186,582            16,111,641
          Accounts receivable, net (Notes 5.c. and 16.e.).....................          21,383,921           101,240,218
          Inventory (Note 16.d.)..............................................           1,170,481             7,486,739
          Other receivables and prepaid expenses (Notes 5.d. and 16.e.).......           5,003,496            22,066,242
                                                                                -------------------   -------------------
          TOTAL CURRENT ASSETS................................................          49,586,054           160,350,715
                                                                                -------------------   -------------------

NON-CURRENT ASSETS
          Accounts receivable, net (Notes 5.c. and 16.e.).....................           4,651,071             9,499,406
          Other receivables and prepaid expenses, net (Notes 5.d. and
          16.e.)..............................................................          25,318,110            28,586,477
          Investments (Note 5.b.).............................................          22,375,913            30,449,997
          Inventory, net (Note 16.d.).........................................          22,141,284            27,343,860
          Fixed assets, net (Note 16.a.)......................................         850,731,493           947,484,376
          Intangible assets, net (Note 16.b.).................................          44,715,662            54,108,811
                                                                                -------------------   -------------------
          TOTAL NON-CURRENT ASSETS............................................         969,933,533         1,097,472,927
                                                                                -------------------   -------------------
TOTAL ASSETS..................................................................  Ps.  1,019,519,587    Ps.  1,257,823,642
                                                                                ===================   ===================

LIABILITIES
CURRENT LIABILITIES
          Trade accounts payable (Notes 5.e. and 16.e.).......................  Ps.     16,993,188    Ps.     33,912,361
          Customer advances (Notes 5.f. and 16.e.)............................           9,034,842            31,723,948
          Short-term debt (Notes 5.g. and 16.e.)..............................          39,137,558           109,220,361
          Related parties (Notes 7 and 16.e.).................................             633,852               865,825
          Salaries and social security payable (Note 5.h.)....................           1,422,635             6,123,489
          Taxes payable (Note 5.i.)...........................................          11,356,917             5,330,409
          Other liabilities (Note 5.j.).......................................           5,710,423             3,242,652
                                                                                -------------------   -------------------
          TOTAL CURRENT LIABILITIES...........................................          84,289,415           190,419,045
                                                                                -------------------   -------------------

NON-CURRENT LIABILITIES
          Trade accounts payable (Notes 5.e. and 16.e.).......................           6,117,088             3,776,183
          Customer advances (Notes 5.f. and 16.e.)............................          25,261,468            58,423,737
          Long-term debt (Notes 5.g. and 16.e.)...............................         168,748,690           336,584,550
          Related parties (Notes 7 and 16.e.).................................         113,880,253                   - -
          Other liabilities (Note 5.j.).......................................           5,433,644             5,112,020
                                                                                -------------------   -------------------
          TOTAL NON-CURRENT LIABILITIES.......................................         319,441,143           403,896,490
                                                                                -------------------   -------------------
TOTAL LIABILITIES.............................................................         403,730,558           594,315,535
                                                                                ===================   ===================
          Minority interest...................................................          14,581,843            19,898,001
                                                                                -------------------   -------------------
SHAREHOLDERS' EQUITY..........................................................         601,207,186           643,610,106
                                                                                -------------------   -------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....................................  Ps.  1,019,519,587    Ps.  1,257,823,642
                                                                                ===================   ===================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
                 (Adjusted for price-level changes and expressed
                  in constant Argentine Pesos of June 30, 2002)

                                                                    2002                 2001                  2000
                                                                  (NOTE 10)            (NOTE 10)            (NOTE 10)
                                                              ------------------   ------------------   -------------------
SALES:
          Leases and services................................ Ps.   125,471,197    Ps.   175,139,270    Ps.   181,545,166
          Sales and development properties...................         3,562,531           11,530,659            9,892,965
          Credit card operations.............................        40,794,169           41,945,091           26,392,377
                                                              ------------------   ------------------   -------------------
          TOTAL SALES (net of gross sales tax of Ps. 6.6
          million, Ps. 6.3 million and Ps. 6.1 million,
          respectively)......................................       169,827,897          228,615,020          217,830,508
                                                              ------------------   ------------------   -------------------


COSTS:
          Leases and services (Note 16.d.)...................       (69,108,451)         (70,597,841)         (69,824,343)
          Sales and development properties (Note 16.d.)......        (4,803,722)         (12,566,463)         (10,396,976)
          Credit card operations (Note 16.d.)................       (11,429,544)         (13,977,878)          (8,734,312)
                                                              ------------------   ------------------   -------------------
          TOTAL COSTS........................................       (85,341,717)         (97,142,182)         (88,955,631)
                                                              ------------------   ------------------   -------------------

GROSS PROFIT:
          Leases and services................................        56,362,746          104,541,429          111,720,823
          Sales and development properties...................        (1,241,191)          (1,035,804)            (504,011)
          Credit card operations.............................        29,364,625           27,967,213           17,658,065
                                                              ------------------   ------------------   -------------------
TOTAL GROSS PROFIT ..........................................        84,486,180          131,472,838          128,874,877
                                                              ------------------   ------------------   -------------------

Selling expenses (Note 16.f.)................................       (51,687,468)         (27,581,723)         (44,780,794)
Administrative expenses (Note 16.f.).........................       (22,589,212)         (30,831,832)         (27,608,310)
Torres de Abasto unit contracts' rescissions.................            53,746              (26,166)          (3,373,901)
Net (loss) income in credit card trust.......................        (3,620,884)           2,058,932              522,839
                                                              ------------------   ------------------   -------------------
OPERATING INCOME.............................................         6,642,362           75,092,049           53,634,711
                                                              ------------------   ------------------   -------------------
Net loss in equity investments ..............................        (4,684,399)          (3,024,280)             (44,324)
Financial results, net (Note 8)..............................       (38,904,576)         (63,130,111)         (49,600,558)
Other expense, net (Note 9) .................................        (9,646,053)            (272,906)            (850,204)
                                                              ------------------   ------------------   -------------------
(LOSS) INCOME BEFORE TAXES AND MINORITY INTEREST.............       (46,592,666)           8,664,752            3,139,625
                                                              ------------------   ------------------   -------------------
Income tax...................................................        (1,290,443)          (2,356,802)          (8,349,736)
Minority interest............................................         5,480,189             (845,352)            (364,591)
                                                              ------------------   ------------------   -------------------
NET (LOSS) INCOME............................................ Ps.   (42,402,920)   Ps.     5,462,598    Ps.    (5,574,702)
                                                              ==================   ==================   ===================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
                 (Adjusted for price-level changes and expressed
                  in constant Argentine Pesos of June 30, 2002)

                                                                    Shareholders' contributions
                                          ------------------------------------------------------------------------------------
                                                           Inflation
                                              Common      adjustment of     Additional        Irrevocable
                                               stock       common stock   paid-in-capital    contributions
           Items                            (Note 6.a.)     (Note 6.b.)     (Note 6.a.)       (Note 6.c.)           Total
----------------------------------------- --------------  --------------  ---------------  -----------------   ---------------
BALANCES AS OF JUNE 30, 1999............. Ps. 63,500,000  Ps. 61,384,082  Ps. 380,697,465  Ps.           - -   Ps. 505,581,547
                                          --------------  --------------  ---------------  -----------------   ---------------
Irrevocable contribution for future
subscription of shares...................            - -             - -              - -         73,764,605        73,764,605
Subscription of shares resolved by
shareholder's meeting held on
August 6, 1999...........................      6,500,000       6,215,300       84,554,789        (73,764,605)       23,505,484
Approved by shareholder's meeting
held on October 29, 1999:
- Cash dividends (Ps. 0.0075 per share)..            - -             - -              - -                - -               - -
- Increase in legal reserve..............            - -             - -              - -                - -               - -
Net loss for the year....................            - -             - -              - -                - -               - -
                                          --------------  --------------  ---------------  -----------------   ---------------
BALANCES AS OF JUNE 30, 2000............. Ps. 70,000,000  Ps. 67,599,382  Ps. 465,252,254  Ps.           - -   Ps. 602,851,636
                                          ==============  ==============  ===============  =================   ===============
Net income for the year..................            - -             - -              - -                - -               - -
                                          --------------  --------------  ---------------  -----------------   ---------------
BALANCES AS OF JUNE 30, 2001............. Ps. 70,000,000  Ps. 67,599,382  Ps. 465,252,254  Ps.           - -   Ps. 602,851,636
                                          ==============  ==============  ===============  =================   ===============
Increase in legal reserve................            - -             - -              - -                - -               - -
Net loss for the year....................            - -             - -              - -                - -               - -
                                          --------------  --------------  ---------------  -----------------   ---------------
BALANCES AS OF JUNE 30, 2002............. Ps. 70,000,000  Ps. 67,599,382  Ps. 465,252,254  Ps.           - -   Ps. 602,851,636
                                          ==============  ==============  ===============  =================   ===============

                                                  Appraisal           Legal           Accumulated
                                                 revaluation         reserve            retained           Shareholders'
                Items                            (Note 4.e.)       (Note 6.d.)      earnings (deficit)        equity
---------------------------------------------  --------------    ---------------    ------------------   ----------------
BALANCES AS OF JUNE 30, 1999.................  Ps.  3,517,461    Ps.  2,359,778     Ps.   45,263,555     Ps.  556,722,341
                                               ==============    ===============    ==================   ================
Irrevocable contribution for future
subscription of shares.......................             - -               - -                  - -           73,764,605
Subscription of shares resolved by
shareholder's meeting held on
August 6, 1999...............................             - -               - -                  - -           23,505,484
Approved by shareholder's meeting
held on October 29, 1999:
- Cash dividends (Ps. 0.0075 per share)......             - -               - -          (10,270,220)         (10,270,220)
- Increase in legal reserve..................             - -         1,283,778           (1,283,778)                 - -

Net loss for the year........................             - -               - -           (5,574,702)          (5,574,702)
                                               --------------    ---------------    ------------------   ----------------
BALANCES AS OF JUNE 30, 2000.................  Ps.  3,517,461    Ps.  3,643,556     Ps.   28,134,855     Ps.  638,147,508
                                               ==============    ===============    ==================   ================
Net income for the year......................             - -               - -            5,462,598            5,462,598
                                               --------------    ---------------    ------------------   ----------------
BALANCES AS OF JUNE 30, 2001.................  Ps.  3,517,461    Ps.  3,643,556     Ps.   33,597,453     Ps.  643,610,106
                                               ==============    ===============    ==================   ================
Increase in legal reserve....................             - -           273,129             (273,129)                 - -

Net loss for the year........................             - -               - -          (42,402,920)         (42,402,920)
                                               --------------    ---------------    ------------------   ----------------
BALANCES AS OF JUNE 30, 2002.................  Ps.  3,517,461    Ps.  3,916,685     Ps.   (9,078,596)    Ps.  601,207,186
                                               ==============    ===============    ==================   ================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000
                 (Adjusted for price-level changes and expressed
                  in constant Argentine Pesos of June 30, 2002)

                                                                      2002               2001                2000
                                                                ----------------   ----------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the year................................. Ps.  (42,402,920)  Ps.    5,462,598   Ps.    (5,574,702)
Adjustments to reconcile net (loss) income to net cash flow
from operating activities:
       Financial results.......................................     (109,552,698)               - -                 - -
       Impairment of long-lived assets.........................       55,860,977                - -                 - -
       Depreciation and amortization...........................       63,504,982         64,273,283          59,117,565
       Loss (gain) from sale of fixed assets ..................           10,628           (313,221)                - -
       Allowance for doubtful accounts.........................       47,050,515         17,950,979          19,701,516
       Provision for contingencies.............................        6,402,818            177,249             174,202
       Recovery of allowance for doubtful accounts ............          (78,356)               - -             (92,863)
       Recovery of provision for contingencies.................         (104,393)          (145,330)                - -
       Allowance for doubtful mortgage receivable..............        2,541,454          1,778,374                 - -
       Gain on early redemption of debt........................         (297,762)        (3,561,565)                - -
       Net loss in investee companies..........................        4,684,399          2,421,752              44,324
       Net income in credit card trust.........................         (716,994)        (1,495,159)           (522,839)
       Minority interest.......................................       (5,480,189)           845,352             364,591
Changes in certain assets and liabilities, net of non-cash
transactions and the effects of acquisitions:
       Increase in accounts receivable.........................     (108,225,491)       (94,208,903)        (39,035,951)
       Proceeds from accounts receivable securitization........       96,219,348         55,589,795          23,278,780
       Increase in other receivables and prepaid expenses......       (5,856,469)        (6,154,068)         (5,960,690)
       Increase in intangible assets...........................       (4,639,825)        (3,023,968)         (4,926,572)
       Decrease in investments.................................        3,287,928          1,173,720             586,860
       Decrease in inventory...................................        6,316,258         11,873,561          30,466,238
       Increase/(decrease) in trade accounts payable...........       11,949,358         (3,907,007)         11,903,305
       Decrease in customer advances...........................      (16,047,398)       (17,333,022)         (3,470,868)
       Increase/(decrease) in taxes payable....................       12,683,802         (8,295,724)            816,632
       (Decrease)/increase in salaries and social security
       payable.................................................       (1,240,659)         2,831,916            (285,693)
       Decrease in other liabilities...........................         (484,062)        (2,018,583)         (1,932,819)
       Increase/(decrease) in related parties..................        2,412,817             86,210            (160,676)
       Increase in accrued interest............................       30,126,656          4,329,948           1,171,969
                                                                ----------------   ----------------   -----------------
NET CASH PROVIDED BY OPERATING ACTIVITIES......................       47,924,724         28,338,187          85,662,309
                                                                ----------------   ----------------   -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
       Acquisition of fixed assets.............................       (3,106,258)       (20,522,484)        (41,137,271)
       Increase in inventory...................................         (384,290)               - -                 - -
       Net proceeds from sale of fixed assets..................          157,857            643,439                 - -
       Payment for acquisition of subsidiary companies, net of
       cash acquired...........................................              - -        (18,898,103)         (6,945,028)
       Increase in investments ................................              - -         (9,869,029)                - -
       Formation of affiliate..................................              - -                - -             (23,474)
                                                                ----------------   ----------------   -----------------
NET CASH USED IN INVESTING ACTIVITIES..........................       (3,332,691)       (48,646,177)        (48,105,773)
                                                                ----------------   ----------------   -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
       Proceeds from short-term and long-term debt.............       28,756,140        300,958,025         184,277,561
       Payment of short-term and long-term debt................      (61,230,895)      (233,527,413)       (278,952,765)
       Payment of loans granted by related parties.............     (109,637,302)               - -                 - -
       Financing costs.........................................          (55,463)        (5,520,526)         (5,877,505)
       Proceeds from loans granted by related parties..........      221,012,038                - -                 - -
       Cash contributions received from minority shareholders..          164,031          1,034,820           1,068,647
       Derivative instruments collateral deposit...............      (97,810,000)               - -                 - -
       Redemption of debt......................................      (30,023,337)       (36,657,908)                - -
       Payment of dividends....................................              - -                - -         (10,270,220)
       Payment of cash dividends to minority shareholders......              - -           (575,123)         (1,918,856)
       Issuance of common stock................................              - -                - -          48,403,464
                                                                ----------------   ----------------   -----------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES............      (48,824,788)        25,711,875         (63,269,674)
                                                                ----------------   ----------------   -----------------
(Decrease) increase in cash and cash equivalents...............       (4,232,755)         5,403,885         (25,713,138)
Cash and cash equivalents as of the beginning of the year......       18,880,100         13,476,215          39,189,353
                                                                ----------------   ----------------   -----------------
Cash and cash equivalents as of the end of the year............ Ps.   14,647,345   Ps.   18,880,100   Ps.    13,476,215
                                                                ================   ================   =================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000 (CONTINUED)
                 (Adjusted for price-level changes and expressed
                  in constant Argentine Pesos of June 30, 2002)


                                                                              2002                2001               2000
                                                                         ----------------   ----------------   -----------------
SUPPLEMENTAL CASH FLOW INFORMATION
CASH PAID DURING THE YEARS FOR:
Interest................................................................ Ps.   43,194,942   Ps.   58,488,979   Ps.    44,607,324
Income tax..............................................................        4,817,449         15,690,713          18,568,689

NON-CASH ACTIVITIES:
Increase in fixed assets through a decrease in intangible assets........          340,712                - -                 - -
Retained interest in credit card receivables............................        6,767,401         12,185,774           4,108,020
Increase in other receivables and prepaid expenses through a
decrease in investments.................................................           88,029                - -                 - -
Increase in other receivables and prepaid expenses through a
decrease in fixed assets................................................              - -            296,501             243,981
Increase in inventory through a decrease in fixed assets................              - -         15,630,762                 - -
Conversion of balances with related parties into common shares..........              - -                - -          48,866,625
Dividends receivable....................................................              - -                - -             146,715
Incurrence of debt for purchase of fixed assets.........................              - -                - -           2,458,083
Incurrence of debt for the acquisition of subsidiary companies..........              - -                - -           6,387,011
Unpaid financing costs..................................................              - -                - -           6,692,233

                                                                               2002               2001               2000
                                                                         ----------------   ----------------   -----------------
ACQUISITIONS OF SUBSIDIARY COMPANIES:
Accounts receivable..................................................... Ps.          - -   Ps.    2,013,734   Ps.           - -
Other receivables and prepaid expenses..................................              - -              7,821             190,896
Fixed assets............................................................              - -            470,237          12,892,604
Intangible assets.......................................................              - -              1,271             250,204
                                                                         ----------------   ----------------   -----------------
TOTAL NON-CASH ASSETS ACQUIRED..........................................              - -          2,493,063          13,333,704
                                                                         ----------------   ----------------   -----------------
Trade accounts payable..................................................              - -           (447,471)             (1,565)
Salaries and social security payable....................................              - -           (221,925)                - -
Taxes payable...........................................................              - -           (308,892)            (40,096)
Other liabilities.......................................................              - -         (1,497,999)         (1,848,668)
                                                                         ----------------   ----------------   -----------------
TOTAL LIABILITIES ASSUMED...............................................              - -         (2,476,287)         (1,890,329)
                                                                         ----------------   ----------------   -----------------
VALUE OF NET NON-CASH ASSETS ACQUIRED...................................              - -             16,776          11,443,375
Cash and cash equivalents acquired......................................              - -            663,897              14,531
                                                                         ----------------   ----------------   -----------------
VALUE OF NET ASSETS ACQUIRED............................................              - -            680,673          11,457,906
                                                                         ----------------   ----------------   -----------------
Minority interest.......................................................              - -                (68)          1,888,664
Goodwill................................................................              - -         18,881,395                 - -
                                                                         ----------------   ----------------   -----------------
PURCHASE PRICE OF ACQUIRED SUBSIDIARY COMPANIES.........................              - -         19,562,000          13,346,570
Cash and cash equivalents acquired......................................              - -           (663,897)            (14,531)
                                                                         ================   ================   =================
                                                                         Ps.          - -   Ps.   18,898,103   Ps.    13,332,039
                                                                         ================   ================   =================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              AS OF JUNE 30, 2002 AND 2001 AND FOR THE YEARS ENDED
                          JUNE 30, 2002, 2001 AND 2000

1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

     Alto Palermo S.A. (APSA) (formerly Sociedad Anonima Mercado de Abasto Proveedor ("SAMAP")) an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, "APSA" or the "Company") is primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company's principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anonima ("IRSA") acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. ("Parque Arauco"). As of June 30, 2002, the Company's direct and indirect principal shareholders are IRSA (49.7%), Parque Arauco (27.8%), Dolphin Fund Plc (7.3%) and Goldman Sachs Emerging Markets AP/Holdings L.L.P. ("GSEM/AP Holdings L.L.P."), a limited partnership indirectly owned by Goldman Sachs & Co. (Goldman Sachs Fund) (6.4%). The Company's shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company's shares are listed and traded on the NASDAQ under the ticker symbol "APSA".

     Since recommencing operations, the Company has continued to grow through a series of acquisitions. As of June 30, 2002, the Company owns a majority interest in, and operates, a portfolio of seven shopping centers in Argentina, of which five are located in the city of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in Greater Buenos Aires (Alto Avellaneda) and the other, in the city of Salta (Alto NOA). The Company also has an 18.9% interest in Mendoza Plaza Shopping Center, located in the city of Mendoza, Argentina, through its 18.9% interest in Perez Cuesta S.A.C.I. ("Perez Cuesta"). The Company also constructs residential apartment buildings for sale and shopping centers in order to operate them.

     Through Tarshop S.A. ("Tarshop"), a majority-owned subsidiary of the Company, the Company originates credit card accounts, which makes it more attractive for customers to purchase goods and services from the Company's shopping centers retail and services businesses. Tarshop is a limited purpose credit card company and is not affiliated with any bank. As of June 30, 2002, "Tarshop card", the credit card, accounted for approximately 17% of the total receivables of the Company. Tarshop has an ongoing securitization program through which it transfers a portion of the Company's credit card customer receivable balances to a master trust (the "Master Trust") that issues certificates to public and private investors. See Note 12 for details. In addition, the Company's shopping centers also accept third party credit and debit cards such as VISA, MasterCard, American Express and others.

     The Company is also engaged in e-commerce activities through its equity investment in E-Commerce Latina S.A. Through the website Altocity.Com, the Company replicates the shopping experience to consumers by offering the same selection of goods and services encountered at its shopping center properties.

2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

     ECONOMIC CRISIS

     Argentina is immersed in a critical economic climate. The main features of the current economic context are a major public debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that has already lasted more than three years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

     As from December 3, 2001 measures were issued to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Government declared default on the external debt.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (CONTINUED)

     On January 6, 2002 after a political crisis that resulted in the resignation of two presidents, the Government enacted Law No. 25,561 (Law of public emergency and exchange system reform) that involved an in-depth change of the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In early February the Government announced new economic measures through Decree No. 214 (Restructuring of the financial system) dated February 3, 2002 and Decree No. 260 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are being complemented by other regulations being issued by the various control agencies, some of which are pending at the date of the issuance of these consolidated financial statements. In addition, on April 24, 2002 the Government signed an agreement with provincial governors, which, together with other changes to the National Administration, will lay down the basis for further measures that have yet to be issued or fully implemented.

     Listed below are some of the measures adopted by the Government that are in force at the date of issuance of these consolidated financial statements and the effect they have had on the Company's economic and financial situation to date.

     EXCHANGE SYSTEM

     On February 8, 2002 the Government issued Decree No. 260 (Exchange Regime) establishing a single free exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At present, most transfers of funds abroad require the prior approval of the Central Bank.

     The new exchange regime replaces the previous convertibility legislation, under which the previous exchange rate of Ps. 1 to US$ 1 existed for a number of years. Also, during the six-month period ended June 30, 2002, the Argentine peso devalued significantly, and at June 30, 2002 the exchange rate was approximately Ps. 3.8 to US$ 1.

     The devaluation of the Argentine peso resulted in a loss of approximately Ps. 86.4 million during the year ended June 30, 2002. This loss from devaluation was primarily the result of such devaluation on the Swap agreement described in
Note 13.

     DEPOSITS IN ARGENTINE FINANCIAL INSTITUTIONS

     Under the terms of Decree No. 214, as from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars. The terms of ultimate repayment of bank deposits to depositors have not been finalized and is not yet known in what form such payment, or other compensation, will be made. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were to be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the INDEC. The application of the CER for certain transactions has met with substantial resistance in Argentina and its application may change substantially in the future. In addition, the possibility exists of transforming part or all of the rescheduled deposits into Government Bonds or other financial institutions.

     FINANCIAL DEBTS IN FOREIGN CURRENCY WITH ARGENTINE FINANCIAL INSTITUTIONS

     Pursuant to Decree No. 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these debts.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (CONTINUED)

     CREDITS AND DEBTS NOT RELATED TO THE FINANCIAL SYSTEM

     The obligation to pay money denominated in dollars or other foreign currency that are not related to the Argentine financial system, whatever their origin or nature, were converted to pesos at the exchange rate of Ps. 1 to US$ 1 or its equivalent in such other foreign currency. To these balances must be applied a reference stabilization index as from February 3, 2002. If through this provision, the resulting value of the item, good or service is higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

     At June 30, 2002, the Company had mortgages and leases receivable of approximately Ps. 26.0 million (Note 5.c), which were originally denominated in U.S. dollars. As a result of the Government's economic measures, such receivables were converted to denominated Argentine pesos.

     DEFERMENT OF THE DEDUCTION OF THE EXCHANGE DIFFERENCE FOR INCOME TAX
     PURPOSES

     The net negative results caused by this devaluation will be deductible from income tax over the next five fiscal years, beginning in the fiscal year ending June 30, 2002.

     VALUATION OF BALANCES IN FOREIGN CURRENCY

     As established by Resolution 1/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 398 of the National Securities Commission, the Company has given recognition to the effects of the devaluation of the Argentine currency as from January 6, 2002.

     The exchange differences arising during the year were charged to income and disclosed under "Financial results, net". See Note 8.

     IMPACT OF CURRENT ECONOMIC CONDITIONS ON THE COMPANY

     The continued deterioration of the Argentine economy, the Argentine Government's adoption of the described economic measures and the devaluation of the Argentine Peso negatively impacted the Company.

     During the year ended June 30, 2002, the Company has suffered a net loss of Ps. 42,402,920 and as of this date has a working capital deficiency of Ps. 34,703,361. Additionally, as described in note 5.g., as of June 30, 2002 the Company was not in compliance with certain restrictive financial covenants constituting events of default that permits the holders of such notes to accelerate their maturity. On August 22, 2002, the Company obtained a limited waiver from the holders of the Senior Notes with respect to such covenant violations. Management is in the process of negotiating appropriate changes of certain terms of the Senior Notes with the objective of modify existing financial covenants. Management estimates that it is more likely than not that the Senior Notes Agreement will be renegotiated on terms no less favorable to the Company.

     After the end of the year the Company issued unsecured convertible Notes for US$ 50 million (see Note 14) which will enable it to substantially restructure the consolidated financial debt, having redeemed Senior Notes on August 26 and 28, 2002 for a principal amount of Ps. 47.0 million of which Ps.
17.5 million correspond to Class A2 and Ps. 29.5 million to Class B2. This operation generated consolidated income of Ps. 13.1 million (net of amortization of deferred financing costs associated with the redeemed obligations) which will be recognized in the coming year. In addition, short-term bank debt amounting to Ps. 24.3 million was repaid.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3.   PREPARATION OF FINANCIAL STATEMENTS

     A.   BASIS OF PRESENTATION

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), and the regulations of the Comision Nacional de Valores ("CNV"), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (SEC). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 15 to these consolidated financial statements.

     B.   PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

     All significant intercompany balances and transactions have been eliminated in consolidation.

     A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

                                                                 PERCENTAGE OF CAPITAL
                      SUBSIDIARIES                           STOCK OWNED AS OF JUNE 30, (i)
     ------------------------------------------------      ---------------------------------
                                                              2002       2001        2000
                                                           ---------   ---------   ---------
     Emprendimiento Recoleta S.A. (iii)..............          51%         51%         51%
     Tarshop S.A. ...................................          80%         80%         80%
     Shopping Neuquen S.A. ..........................          95%         95%         95%
     Inversora del Puerto S.A. ......................         100%        100%        100%
     Alto Invest S.A. ...............................          76%         76%         61%
     Shopping Alto Palermo S.A. .....................         100%        100%        100%
     Fibesa S.A. ....................................         100%        100%         --
     Tres Ce S.A. ...................................         (ii)        (ii)        100%
     Pentigras S.A. .................................         (ii)        (ii)        100%
     Inversha S.A. ..................................         (ii)        (ii)        100%
     Alto Shopping S.A. .............................         (ii)        (ii)        100%

     (i) Percentage of equity interest owned has been rounded.

     (ii) These wholly-owned subsidiaries of the Company were merged with and into the Company effective July 1, 2000. The Company was the surviving entity after the merger.

     (iii) As of June 30, 2002 the shares of Emprendimiento Recoleta S.A. ("ERSA") are pledged in favor of Banco de la Provincia de Buenos Aires as collateral for certain obligations of the Company under the concession of Buenos Aires Design shopping center. These obligations were fulfilled as of the date of these consolidated financial statements.

     C.   PRESENTATION OF FINANCIAL STATEMENTS IN CONSTANT PESOS

     The consolidated financial statements have been prepared in accordance with Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences, as modified by Technical Resolution No. 19, which require the recognition of the effects of inflation. Accordingly, starting from January 1, 2002 the Company's financial statements are being prepared in constant Argentine pesos. Such restatement is computed at each balance sheet date, using the Argentine general wholesale price index ("WPI") published by the Argentine Statistics and Census Institute, as follows:

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3.   PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

     C.   PRESENTATION OF FINANCIAL STATEMENTS IN CONSTANT PESOS (CONTINUED)

     o Nonmonetary items and statement of operations amounts are adjusted in terms of the then-current general purchasing power.

     o Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements.

     o Monetary gains or losses are recognized in the statement of operations, reflecting the effect of holding monetary items.

     The Company used a conversion factor of 1.9562 to restate the financial statements in constant Argentine pesos of June 30, 2002.

     The above pronouncements also required that years ending prior to 2002 be adjusted for inflation for comparative purposes. Therefore the accompanying financial statements as of June 30, 2001 and 2000 have been updated to pesos of general purchasing power at June 30, 2002 to reflect changes in WPI from the financial statements dates to June 30, 2002.

     D.   RECLASSIFICATIONS

     Certain reclassifications of prior year information have been made to conform to the current year presentation.

     E.   ACQUISITION OF BUSINESS

     Year ended June 30, 2001

     (i)      Fibesa S.A.

     In September 2000, the Company completed the acquisition of the 99.99% equity interest in Fibesa S.A., ("FIBESA"), a related company engaged in real estate brokerage activities for the Company's shopping centers, for total consideration of US$ 10.0 million. The acquisition has been accounted for by the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition. Goodwill of Ps. 18.9 million represents the excess of the purchase price over the net identifiable tangible and other intangible assets and is being amortized under the straight line method over 10 years. The results of operations of FIBESA are included in the accounts of the Company commencing as of July 1, 2000, the date of acquisition for accounting purposes pursuant to the agreement.

     Year ended June 30, 2000

     (i)      Alto Invest S.A.

     On March 3, 2000, the Company had acquired a 61% equity interest in Alto Invest S.A. ("Alto Invest") for de minimis consideration. Alto Invest was a web-based provider of comprehensive investing tools, planning and financial information and primarily generated its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased operations and is actively pursuing to evaluate alternative investment projects.

     (ii)     Tres Ce S.A.

     On January 3, 2000, the Company acquired the remaining 20% equity interest in Tres Ce S.A. for US$ 2.5 million in cash.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3.   PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

     E.   ACQUISITION OF BUSINESS (CONTINUED)

     (iii)    Acquisition of Inversora del Puerto S.A. ("Inversora del Puerto")

     On July 8, 1999, the Company acquired a 99.9% interest in Inversora del Puerto, a wholly-owned subsidiary of IRSA, for de minimis consideration. Inversora del Puerto had no significant activity prior to the acquisition by the Company. Thereafter, the Company contributed Ps. 6.1 million to this company. On the same date, Inversora del Puerto acquired a property located near Paseo Alcorta shopping center for US$ 3.7 million, of which US$ 2.1 million was paid in cash and the remaining balance was paid in July 2000.

     (iv)     Acquisition of Shopping Neuquen S.A. ("Shopping Neuquen")

     On September 1, 1999, the Company had acquired a 94.6% interest in Shopping Neuquen for US$ 4.2 million in cash. Shopping Neuquen's sole asset comprised of a piece of land with preliminary governmental approval for construction of a shopping center on the site. The Company had paid US$ 0.9 million on September 1, 1999, with the remaining US$ 3.3 million to be paid on the earlier of (i) the opening of the shopping center or (ii) July 5, 2001.

     During June 2001, the Company entered into negotiations with the Municipality of Neuquen to reschedule the original timing of construction. Also, the Company requested permission to sell a portion of the land to third parties. Construction is rescheduled to commence on December 15, 2002 under the Company's new proposed scheme. As of the date of the consolidated financial statements, the proposal is being analyzed by governmental authorities. In the unlikely event that the proposal is not accepted by the local governmental authorities, the sale may be cancelled and Shopping Neuquen may not recover its original investment. Although management anticipates a favorable resolution to the Company's proposal, there can be no assurance as to the final outcome of the negotiations.

     F.   FORMATION OF COMPANIES

     Year ended June 30, 2000

     (i)      Altocity.Com S.A.

     The Company's e-business operations are conducted by E-Commerce Latina S.A., a holding company organized in Argentina in December 1999 ("E-Commerce Latina" or the "holding company"). E-Commerce Latina is an Internet joint venture between the Company and Telefonica de Argentina S.A. ("Telefonica"). In December 1999, 50% interests in the holding company were issued to the Company and Telefonica. Prior to the formation of the holding company, the Company had formed Altocity.Com S.A. ("Altocity.Com"), a development stage company, for the purpose of delivering e-commerce services that provide customers with the information necessary to make personalized online buying decisions and gives retailers the ability to reach a large customer base. At the time of the formation of E-Commerce Latina, Altocity.Com had incurred only insignificant preoperating costs.

     In connection with the formation of the holding company, the Company and Telefonica entered into an agreement on December 15, 1999 (the "Shareholders Agreement"), under which Telefonica is required to contribute to the holding company US$ 5.0 million in cash upon consummation of the Shareholders Agreement, and US$ 5.0 million in cash on June 15, 2000 in return for its 50% ownership position. The Company contributed intellectual property rights in exchange for its ownership interest. The Company's non-cash capital contribution was recorded at the Company's historical cost basis, which was zero. The Company and Telefonica agreed to: (i) make capital contributions of up to US$ 10.0 million based on its ownership interest and, (ii) make optional capital contributions to be approved by E-Commerce Latina Board of Director's of up to US$ 12.0 million to develop new lines of business, of which 75% to be contributed by Telefonica and 25% by the Company. On April 30, 2001, the Company and Telefonica contributed Ps. 19.6 million based on its respective ownership interests.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3.   PREPARATION OF FINANCIAL STATEMENTS (CONTINUED)

     F.   FORMATION OF COMPANIES (CONTINUED)

     In January 2000, the holding company entered into a stock option agreement with Consultores Internet Managers Ltd. ("CIM"), pursuant to which options were granted to purchase class B shares of Altocity.Com, representing 15% of its common stock. CIM is a special-purpose Cayman Islands' corporation created to act on behalf of Altocity.Com's management and is represented by an independent attorney-in-fact. Pursuant to the terms of the agreement, options were granted for a period up to eight years and at an exercise price to be determined by the quotient of: (i) the original value of class B shares at the time of the contribution to Altocity.Com by the holding company, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option over, or (ii) the total number of class B shares owned by the holding company at the exercise date of the option. CIM has a vested interest in 50% of the underlying shares within 30 days after the grant date and the remaining 50% will vest upon the third anniversary of the grant date. The option was granted to CIM to be allocated by it among the management of Altocity.com as an incentive compensation for their services. As of June 30, 2002, no individual awards have been determined for participating employees under this option. Upon exercise of the option, CIM's sole asset will be its 15% interest in Altocity.com.

     G.   OTHER TRANSACTIONS

     In June 2000, the Company transferred to its wholly-owned subsidiary Shopping Alto Palermo S.A. ("SAPSA") the Alto Palermo shopping center property and related tenant list.

     H.   USE OF ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Estimates are used when accounting for the allowance for doubtful accounts and mortgage receivable, depreciation, impairment of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.

4.   SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

     A.   REVENUE RECOGNITION

     The Company primarily derives its revenues from leases and services operations, the sale and development of properties, credit card operations and to a lesser extent, from e-commerce activities. See Note 10 for details on the Company's business segments.

     o   Leases and services

     Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the "Base Rent") and (ii) a specified percentage of the tenant's monthly gross retail sales (the "Percentage Rent") (which generally ranges between 4% and 8% of tenant's gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant's Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

     Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     A.       REVENUE RECOGNITION (CONTINUED)

     o   Leases and services (continued)

     Generally, the Company's lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

     The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers' operations. Administration fees are recognized monthly when earned.

     In addition to rent, tenants are generally charged "admission rights", a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

     As discussed in Note 3.e(i), in September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company's shopping centers. FIBESA's revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

     o   Sales and development properties

     The Company records revenue from the sale of properties when all of the following criteria are met:

     (i)       the sale has been consummated;

     (ii) the Company has determined that the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

     (iii)     the Company's receivable is not subject to future subordination;
               and

     (iv) the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

     The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

     The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e.: the estimated costs of completion) in connection with sales of properties / units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

     o   Credit card operations

     Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants' transactions are processed, while financing income is recognized when earned.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     A.   REVENUE RECOGNITION (CONTINUED)

     o   E-commerce activities

     The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefonica. E-Commerce Latina owns Altocity.Com, a development stage company. Altocity.Com primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com under the equity method of accounting.

     For the years ended June 30, 2002, 2001 and 2000, net revenues from Altocity.Com totaled Ps. 1.3 million, Ps. 2.0 million and Ps. 0.6 million, and had a net loss of Ps. 15.1 million, Ps. 11.4 million and Ps. 2.0 million, respectively.

     In addition, the Company holds an interest in Alto Invest, a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest generated insignificant revenues since its inception, primarily from advertising fees and commissions charged to customers for online trading. Effective May 2001, Alto Invest ceased all operations.

     B.   CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents.

     C.   INVESTMENTS

     (i)       Current

     Current investments include time deposits which are valued at their cost plus accrued interest and mutual funds which are carried at market value. Time deposits have original maturities of less than three months. Mutual funds invest in time deposits with original maturities of less than three months at purchase. Unrealized gains and losses on time deposits and mutual funds are included in financial results, net, in the consolidated statements of operations.

     Current investments include tax credit certificates which are valued at their technical value at the end of the year, as they were used to settle tax obligations after the closing of the year for that amount.

     Current investments also include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of the Company (See Note 12 for details).

     (ii)      Non-current

     Equity investments in unconsolidated affiliated companies, representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method. During the year ended June 30, 2001, the Company decreased its ownership percentage in Perez Cuesta from 25% to 18.9%. This investment is still accounted for under the equity method of accounting, since the Company is in a position to exercise significant influence over the operating and financial policies of same.

     Non-current investments also include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of the Company (See Note 12 for details).

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     D.   INVENTORY

     Inventory includes all direct contract costs such as land, materials and construction fees associated with development properties. Contract costs and capitalized interests are charged to the statement of operations as the related revenue is recognized, using the percentage-of-completion method. Inventory principally consists of the Torres de Abasto construction project, a residential apartment complex located near the Abasto Shopping Center, and a piece of land located near Paseo Alcorta Shopping Center. Torres de Abasto project has been completed as of June 30, 2000. The Company anticipates the construction of an office-building complex on the land located near Paseo Alcorta Shopping Center.

     No interest cost was capitalized in this connection during the years ended June 30, 2002 and 2001. Interest costs capitalized during the year ended June 30, 2000 amounted to Ps. 5.9 million.

     At June 30, 2002, the Company recognized an impairment loss generated by the holding of non-current inventories amounting to Ps. 5.6 million.

     Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected.

     E.   FIXED ASSETS, NET

     Properties purchased for rental purposes are classified as fixed assets. Fixed assets are stated at cost, adjusted for inflation at the end of the year, as defined in note 3.c., less accumulated depreciation, except for a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 3.5 million, which was recorded against an appraisal revaluation reserve account in the shareholders' equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

     Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

            Asset                              Estimated useful life (years)
---------------------------------            ---------------------------------
- Properties:
    Shopping centers                           Between 19 and 31
    Other                                      50
- Leasehold improvements                       Between 5 and 20
- Facilities                                   Between 10 and 20
- Furniture and fixtures                       Between 8 and 10
- Vehicles                                     3
- Computer equipment                           Between 3 and 4
- Software                                     Between 3 and 5
- Other                                        10

     The Company capitalizes interest on real estate development projects. During the years ended June 30, 2002 and 2001, there was no capitalization of interest, as the Company did not develop any real estate project. Interest costs capitalized during the year ended June 30, 2000 were Ps. 17.4 million.

     The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset.

     When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of operations.

     At June 30, 2002 the Company recognized an impairment loss generated by the holding of fixed assets amounting to Ps. 50.3 million.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     F.  SOFTWARE OBTAINED OR DEVELOPED FOR INTERNAL USE

     The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2002, 2001 and 2000 were Ps. 0.3 million, Ps. 0.5 million and Ps. 1.0 million, respectively. These costs are being amortized on a straight-line basis between 3 and 5 years.

     G.  WEB-SITE DEVELOPMENT COSTS

     The Company capitalizes certain costs incurred in the development of the Company's websites. Such costs are amortized under the straight-line method over a period of 2 years.

     H.  INTANGIBLE ASSETS, NET

         (i)  Deferred financing costs

     Represent deferred expenses incurred in connection with the issuance of Senior Notes and Notes. These expenses are stated at cost, adjusted for inflation at the end of the year as described in note 3.c., less accumulated amortization. Amortization is calculated using the straight-line method over the term of the respective obligations (ranging from 4 to 5 years).

         (ii) Expenses related to the securitization of receivables

     Expenses related to the securitization of receivables represent expenses related to the on-going securitization program of credit card receivables. These expenses are amortized on a straight-line basis over a two-year period.

        (iii) Preoperating expenses

     Represent expenses incurred relating to pre-opening activities of certain shopping centers and other expenses incurred in connection with e-business project evaluations. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center or the launching of the project.

         (iv) Advertising expenses

     Advertising expenses relate to the Torres de Abasto project, the opening of Abasto Shopping and promotion costs related to Paseo Alcorta. The expenses incurred in relation to Torres de Abasto project are recognized in the statement of operations as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years. Capitalized advertising expenses were Ps. 0.04 million during the year ended June 30, 2000.

         (v)  Investment projects

     Investment projects represent expenses primarily related to marketing efforts incurred by the Company for the selling of merchandise through certain means of communication. These costs are capitalized and amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of project.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     H.  INTANGIBLE ASSETS, NET (CONTINUED)

         (vi) Goodwill

     Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at cost adjusted for inflation at the end of the year, as defined in note 3.c, and is amortized on a straight-line basis over its estimated economic life, not exceeding 10 years. The Company periodically evaluates the carrying value of goodwill if the facts and circumstances, such as significant declines in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. If any impairment is indicated as a result of such reviews, the Company would measure it using techniques such as comparing the undiscounted cash flows of the business to its book value including goodwill or by obtaining appraisals of the related business. No impairment losses have been recognized in any of the years presented herein.

         (vii) Tenant list - Patio Bullrich

     This item represents the acquired tenant list of the Patio Bullrich shopping mall which is stated at cost adjusted for inflation at the end of the year, as defined in note 3.c, and is amortized using the straight-line method over a five-year period.

     I.  FOREIGN CURRENCY ASSETS AND LIABILITIES

     Foreign currency transaction gains and losses are recorded within financial results, net in the consolidated statements of operations.

     J.  INCOME TAX PROVISION

     The Company and its subsidiaries calculate their income taxes on a separate tax basis. The statutory income tax rate was 35% for all the years presented. The Company does not recognize deferred taxes.

     K.  ASSET TAX PROVISION

     The Company is subject to the Asset Tax Law ("Impuesto a la Ganancia Minima Presunta"), which became effective for fiscal periods ending after December 30, 1998. The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentinean entity as of the end of the year. Pursuant to this law, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of future income tax charges. Originally asset tax carryforwards were available for utilization within a four-year period. Pursuant to Law No. 25,360 effective December 2000, the utilization period has been extended to ten years. Accordingly, the asset tax liability for the year ended June 30, 2002 has been recognized as a non current asset since in the opinion of management it is more likely than not that the Company will utilize such asset against future income tax charges within the next ten years.

     L.  PROVISIONS FOR CONTINGENCIES AND ALLOWANCES

     The Company provides for losses relating to accounts and mortgage receivable. The allowance for losses is based on management's evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     L.  PROVISIONS FOR CONTINGENCIES AND ALLOWANCES (CONTINUED)

     The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company's lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

     M.  ADVERTISING EXPENSES

     The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. See note 4.h. (iv) for details. Advertising and promotion expenses were approximately Ps. 3.2 million, Ps. 5.6 million and Ps. 20.0 million for the years ended June 30, 2002, 2001 and 2000, respectively.

     N.  PENSION INFORMATION

     The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute.

     The Company does not sponsor any employee stock ownership plans.

     O.  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset, as mentioned in Notes 4.d and 4.e. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

     P.  VACATION EXPENSES

     Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

     Q.  HEDGING INSTRUMENTS

     From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. For details on the Company's derivative instruments activity, see
Note 13.

     -   Interest rate swaps

     Interest rate swaps are used to effectively hedge certain interest rate exposures. Interest rate swap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the interest rate swap agreements is not recognized in the accompanying consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Q.  HEDGING INSTRUMENTS (CONTINUED)

     -   Foreign currency forward-exchange contracts

     The Company enters into foreign currency forward-exchange contracts with maturities of three months or less. These forward contracts may be rolled over to provide continuing coverage throughout the fiscal year. Consistent with the Company's risk management policies, the Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. The fair value of the forward foreign exchange contracts is not recognized in the accompanying consolidated financial statements.

5.   DETAILS OF BALANCE SHEETS ACCOUNTS

     A.  CASH AND BANKS:

                                                                                                AS OF JUNE 30,
                                                                           --------------------------------------------------------
                                                                                     2002                             2001
                                                                           ------------------------         -----------------------
     Cash on hand.....................................................     Ps.           6,208,598          Ps.          1,931,681
     Bank accounts....................................................                   6,632,976                      11,514,194
                                                                           -----------------------          ----------------------
                                                                           Ps.          12,841,574          Ps.         13,445,875
                                                                           =======================          ======================

     B.  INVESTMENTS:

                                                                                                AS OF JUNE 30,
                                                                           --------------------------------------------------------
                                                                                     2002                             2001
                                                                           ------------------------         -----------------------
     CURRENT

     Time deposits....................................................     Ps.             243,125          Ps.                - -
     Mutual funds.....................................................                     126,238                       5,434,225
     Tax credit certificates..........................................                   1,436,408                             - -
     Retained interest in transferred credit card receivable (i)......                   7,380,811                      10,677,416
                                                                           -----------------------          ----------------------
                                                                           Ps.           9,186,582          Ps.         16,111,641
                                                                           =======================          ======================
     NON-CURRENT

     Affiliated companies (ii)........................................     Ps.          18,224,001          Ps.         22,909,409
     Retained interest in transferred credit card receivable (i)......                   4,151,912                       7,452,559
     Government bonds.................................................                         - -                          88,029
                                                                           -----------------------          ----------------------
                                                                           Ps.          22,375,913          Ps.         30,449,997
                                                                           =======================          ======================



           (i) As part of its domestic credit card securitization program, the Company transfers credit card receivables to a Trust in exchange for certificates representing undivided interests in such receivables. The Company classified its retained interest in transferred credit card receivables into a separate balance sheet account and presented the related charge-offs of transferred credit card receivables as a reduction of credit revenues. The retained interest consists of certificates held by the Company (See Note 12 for details).

               (ii) Represents the Company's share of affiliates' equity accounted for under the equity method. As of June 30, 2002, the Company owned:
(i) a 18.9% interest in Perez Cuesta, and (ii) a 49% in Altocity.Com through a 50% interest in E-Commerce Latina. Between December 2000 and June 2001, Perez Cuesta sold its 51% interest in the Bahia Blanca Plaza Shopping. As of June 30, 2002, retained earnings (losses) of Perez Cuesta and E-Commerce Latina totaled Ps. 3.3 million and Ps. (28.2) million, respectively. As of June 30, 2001, retained losses of Perez Cuesta and E-Commerce Latina totaled Ps. 10.6 million and Ps. 13.3 million, respectively.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


5.   DETAILS OF BALANCE SHEETS ACCOUNTS (CONTINUED)

     C.  ACCOUNTS RECEIVABLE, NET:

                                                                                                AS OF JUNE 30,
                                                                           --------------------------------------------------------
                                                                                     2002                             2001
                                                                           -----------------------          -----------------------
     CURRENT

     Leases and services receivable...................................     Ps.         18,531,381           Ps.         22,344,302
     Credit card receivable...........................................                 10,825,811                       45,228,405
     Checks to be deposited...........................................                 12,949,030                       40,088,065
     Debtors under legal proceedings..................................                 20,772,542                       27,752,713
     Pass-through expenses receivable (i).............................                  8,242,724                       14,128,705
     Mortgage receivable (ii).........................................                    276,714                          344,812
     Other............................................................                         --                           50,777
     Less:
     Allowance for doubtful accounts (Note 16.c.).....................                (50,214,281)                     (48,697,561)
                                                                           ----------------------           ----------------------
                                                                           Ps.         21,383,921           Ps.        101,240,218
                                                                           ======================           ======================
     NON-CURRENT

     Credit card receivable...........................................     Ps.          1,953,691           Ps.          2,131,577
     Mortgage receivable (ii).........................................                  1,392,055                        3,561,682
     Leases and services receivable...................................                  1,371,959                        3,133,293
     Pass-through expenses receivable (i).............................                         --                          735,830
     Less:
     Allowance for doubtful accounts (Note 16.c.).....................                    (66,634)                         (62,976)
                                                                           ----------------------           ----------------------
                                                                           Ps.          4,651,071           Ps.          9,499,406
                                                                           ======================           ======================


     (i) Pass-through expenses receivable primarily represent maintenance and other operating costs relating to the common area of shopping centers paid by the Company on behalf of tenants.

     (ii) Mortgage receivable consist of fixed-rate mortgages. At June 30, 2002, the remaining principal balance consists of mortgage receivable from several borrowers. The amount due from the largest individual borrower was Ps. 92,735 at a contractual interest rate of 15%.

     D.  OTHER RECEIVABLES AND PREPAID EXPENSES, NET:


                                                                                             AS OF JUNE 30,
                                                                           --------------------------------------------------------
                                                                                    2002                              2001
                                                                           ----------------------           -----------------------
     CURRENT

     Prepaid expenses.................................................     Ps.          1,940,254            Ps.          866,600
     Related parties (Note 7).........................................                  1,008,793                         683,655
     Guarantee deposits (i)...........................................                    713,988                       5,005,838
     Income tax advances, net.........................................                    436,899                       8,334,290
     Prepaid gross sales tax..........................................                    251,166                         699,814
     Other tax credits................................................                    121,283                         386,175
     Dividends receivable (Note 7)....................................                     75,000                         146,716
     Prepaid services.................................................                         --                       2,571,373
     Value Added Tax ("VAT") receivable...............................                         --                         189,516
     Other............................................................                    456,113                       3,182,265
                                                                           ----------------------           ---------------------
                                                                           Ps.          5,003,496            Ps.       22,066,242
                                                                           ======================           =====================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


5.   DETAILS OF BALANCE SHEETS ACCOUNTS (CONTINUED)

     D.  OTHER RECEIVABLES AND PREPAID EXPENSES, NET (CONTINUED):


                                                                                                   AS OF JUNE 30,
                                                                             ------------------------------------------------------
                                                                                       2002                          2001
                                                                             -------------------------       ----------------------
     NON-CURRENT

     Asset tax credits................................................       Ps.           21,026,018        Ps.        23,733,357
     Guarantee deposits...............................................                      3,259,500                      205,364
     Mortgage receivable (ii).........................................                      2,208,275                    4,319,828
     VAT receivable...................................................                        570,580                    1,090,783
     Prepaid gross sales tax..........................................                        384,324                      951,496
     Other............................................................                         77,688                       64,023
     Less:
     Allowance for doubtful mortgage receivable
     (Note 16.c.) (ii)................................................                     (2,208,275)                  (1,778,374)
                                                                             ------------------------        ---------------------
                                                                             Ps.           25,318,110        Ps.        28,586,477
                                                                             ========================        =====================


     (i) Includes primarily Ps. 0.1 million related to a deposit required as collateral for certain labor lawsuits of the Company.

     (ii) Corresponds to a loan granted to an unaffiliated third party, accruing interest at an annual fixed rate of 14%. This loan is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As of June 30, 2002 the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

     E.  TRADE ACCOUNTS PAYABLE:

                                                                                             AS OF JUNE 30,
                                                                             -----------------------------------------------------
                                                                                    2002                        2001
                                                                             ------------------------        ---------------------
     CURRENT

     Suppliers........................................................       Ps.            6,637,243        Ps.        12,512,286
     Credit card payable..............................................                      7,461,633                   14,690,113
     Accruals.........................................................                      1,564,809                    6,025,666
     Imports payable..................................................                      1,329,503                      684,296
                                                                             ------------------------        ---------------------
                                                                             Ps.           16,993,188        Ps.        33,912,361
                                                                             ========================        =====================
     NON-CURRENT

     Imports payable..................................................       Ps.            6,117,088        Ps.         3,776,183
                                                                             ------------------------        ---------------------
                                                                             Ps.            6,117,088        Ps.         3,776,183
                                                                             ========================        =====================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


5.   DETAILS OF BALANCE SHEETS ACCOUNTS (CONTINUED)

     F.  CUSTOMER ADVANCES:

                                                                                             AS OF JUNE 30,
                                                                           --------------------------------------------------
                                                                                    2002                          2001
                                                                           ---------------------        ---------------------
     CURRENT

     Admission rights (i)..............................................    Ps.         6,024,396        Ps.        20,372,927
     Lease advances (ii)...............................................                2,248,520                    9,510,424
     Torres Abasto advances............................................                  577,431                    1,479,688
     Guarantee deposits................................................                  184,495                      360,909
                                                                           ---------------------        ---------------------
                                                                           Ps.         9,034,842        Ps.        31,723,948
                                                                           =====================        =====================
     NON-CURRENT

     Admission rights (i)..............................................    Ps.        14,900,388        Ps.        35,809,748
     Lease advances (ii)...............................................               10,084,662                   22,004,852
     Guarantee deposits................................................                  276,418                      609,137
                                                                           ---------------------        ---------------------
                                                                           Ps.        25,261,468        Ps.        58,423,737
                                                                           =====================        =====================


     (i) Admission rights represent non-refundable fees received from tenants upon entering into lease agreements with the Company. These amounts are deferred and amortized to income under the straight-line basis over the respective terms of the agreements. Also, the non-current balance includes an advance of Ps. 4.5 million from NAI in connection with the Rosario Project.

     (ii) Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 9.0 million as of June 30, 2002, respectively, and US$ 1.2 million and US$ 9.7 million as of June 30, 2001, respectively, related to advances received from Hoyts Cinemas ("Hoyts") for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month London Inter-Bank Offered Rate ("LIBOR") plus 2-2.25%. As of June 30, 2002 the six-month LIBOR was 1.95%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the space it rents.

     G.  SHORT-TERM AND LONG-TERM DEBT:

     SHORT-TERM DEBT CONSISTS OF THE FOLLOWING:

                                                                                              AS OF JUNE 30,
                                                                           ---------------------------------------------------
                                                                                   2002                          2001
                                                                           ----------------------       ----------------------
     Uncollateralized loans plus accrued interest (i)..................    Ps.        16,058,763        Ps.        66,255,650
     Senior Notes plus accrued interest (ii)...........................               17,738,306                   30,829,911
     Accrued interest on Notes (iii)...................................                1,578,483                    4,490,880
     Seller financing plus accrued interest (iv).......................                3,632,838                    7,102,166
     Mortgage loans (v)................................................                  129,168                      541,754
                                                                           ---------------------        ---------------------
                                                                           Ps.        39,137,558        Ps.       109,220,361
                                                                           =====================        =====================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     5.  DETAILS OF BALANCE SHEETS ACCOUNTS (CONTINUED)

     G.  SHORT-TERM AND LONG-TERM DEBT (CONTINUED):

     LONG-TERM DEBT CONSISTS OF THE FOLLOWING:

                                                                                            AS OF JUNE 30,
                                                                           -------------------------------------------------
                                                                                   2002                          2001
                                                                           -------------------          --------------------
            Senior Notes (ii)..........................................    Ps.     115,298,885          Ps.      205,401,000
            Notes (iii)................................................             51,440,000                   130,948,028
            Mortgage loans (v).........................................                     --                       235,522
            Interest rate swap payable (vi)............................              2,009,805                            --
                                                                           -------------------          --------------------
                                                                           Ps.     168,748,690          Ps.      336,584,550
                                                                           ===================          ====================

     (i) Generally, the Company's short-term borrowings are in the form of overdraft facilities and/or bank loans with an original maturity of less than one year. The weighted average interest rates on short-term debt were 8% plus CER and 9.71% as of June 30, 2002 and 2001, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes. The Company had unused lines of credit under the short-term bank lines of Ps. 14.9 million at June 30, 2002, although it cannot give any assurance that it will be able to effectively use such credit lines given the current conditions of the Argentine economy.

     (ii) On January 18, 2001, APSA together with its wholly owned subsidiary, SAPSA, issued US$ 120.0 million of Senior Notes. The Senior Notes were issued in three classes: US$ 40.0 million aggregate principal amount of Class A-2 Senior Notes, due January 13, 2005, priced at 100%; US$ 5.0 million aggregate principal amount of Class B-1 Senior Notes, due January 13, 2005, priced at 100%; and US$
75.0 million aggregate principal amount of Class B-2 Senior Notes, maturing at various dates through January 13, 2005, priced at 100%. Interest on Class A-2, Class B-1 and Class B-2 Senior Notes accrues at a Badlar rate (as defined below) plus 395 basis points, 90-day Libor plus 475 basis points and Badlar rate plus 395 basis points, respectively ("30-day Badlar" represents a referenced average interest rate payable by several private banks in Argentina to US dollar-denominated time deposits of US$ 1 million or more, as adjusted in accordance with a specified formula). Pursuant to Decree N(degree) 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002 the reference stabilization index
(CER) and interest rates ranging from 6% to 8% were applied to these debts (see
Note 2). The proceeds were used to repay certain outstanding collateralized borrowings and other short-term debt of the Company. The Senior Notes are collateralized by a pledge on the shares of SAPSA. The Senior Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios. As of June 30, 2002, the Company was not in compliance with certain of the financial covenants. On August 22, 2002, the Company obtained a limited waiver from the holders of the Senior Notes with respect to such covenant violations.

     On February 8, 2002 the Company's principal shareholders, IRSA Inversiones y Representaciones and Parque Arauco, subordinated the collection of their receivables under the loan agreements entered with the Company to the repayment of principal and interest on the Senior Notes and on short-term debt.

     After the end of the year, the Company redeemed Class A-2 Senior Notes for a principal amount of Ps. 17.5 million, as mentioned in Note 14.

     (iii) On April 7, 2000, the Company issued Ps. 85.0 million 14.875% unsecured notes due April 7, 2005 (the "Notes"). Interest on the Notes are payable semiannually on April 7 and October 7 of each year, commencing October 7, 2000. Proceeds from this issuance were used to repay certain outstanding bridge financing obtained by the Company. The Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios and net worth amounts. As of June 30, 2002, the Company was not in compliance with certain of the financial covenants. No waiver has been obtained with respect to this covenant violation, and as a result, the Company is not able to incur additional indebtedness for so long as such covenant violation is in existence.

     During the year ended June 30, 2002, the Company redeemed an aggregate of Ps. 15.5 million of the Notes at different prices below par plus accrued interest.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     5.  DETAILS OF BALANCE SHEETS ACCOUNTS (CONTINUED)

     G.  SHORT-TERM AND LONG-TERM DEBT (CONTINUED):

     (iv) As of June 30, 2002 this balance included a principal amount of Ps.
3.3 million plus accrued interest of Ps. 0.3 million relating to the seller financing obtained in the acquisition of Shopping Neuquen. Such seller financing accrued interest at six-month LIBOR. As of June 30, 2002, the six-month LIBOR was 1.95%.

     (v) As of June 30, 2002 this balance included Ps 0.1 million related to a loan collateralized by a mortgage on certain property of the Company, which book value is Ps. 2.9 million as of such date.

     (vi) Corresponds to the net amount of: 1) US$ 50.4 million for guarantees granted to Morgan Guaranty Trust Company of New York, 2) a liability of US$ 69.1 million and 3) a right of Ps. 69.1 million arising from a Swap agreement described in Note 13.(i).

     H.  SALARIES AND SOCIAL SECURITY PAYABLE:

                                                                                            AS OF JUNE 30,
                                                                            -----------------------------------------------
                                                                                  2002                         2001
                                                                            ------------------          -------------------
     Social security payable...........................................     Ps.        563,506          Ps.       1,404,449
     Provision for vacation and bonuses................................                552,810                    3,356,111
     Salaries payable..................................................                252,669                    1,047,702
     Other ............................................................                 53,650                      315,227
                                                                            ------------------          -------------------
                                                                            Ps.      1,422,635          Ps.       6,123,489
                                                                            ==================          ===================

     I.  TAXES PAYABLE:

                                                                                                AS OF JUNE 30,
                                                                            -----------------------------------------------
     CURRENT                                                                         2002                    2001
                                                                            ------------------          -------------------
     VAT payable.......................................................     Ps.      4,060,107          Ps.       2,907,752
     Income tax provision..............................................              3,436,985                      245,165
     Gross sales tax payable...........................................              1,414,861                      835,299
     Gross sales tax withholdings......................................                223,328                      394,969
     Property tax provision............................................                 27,892                           --
     Tax on corporate indebtedness (i).................................                 65,968                       76,913
     Other tax withholdings............................................                150,599                      736,236
     Other taxes.......................................................              1,977,177                      134,075
                                                                            ------------------          -------------------
                                                                            Ps.     11,356,917          Ps.       5,330,409
                                                                            ==================          ===================


     (i) Effective January 1, 1999 interest payable is subject to a 15% tax levied on interest paid on debt and other financial costs incurred by the Company. Pursuant to a new tax reform enacted December 12, 2000, this tax will be gradually reduced as from January 1, 2001 and eliminated effective July 1, 2002.

     J.  OTHER LIABILITIES:

                                                                                                 AS OF JUNE 30,
                                                                            -----------------------------------------------
                                                                                   2002                         2001
                                                                            ------------------          -------------------
     CURRENT

     Provision for contingencies (Note 16.c.) (i)......................     Ps.      3,474,000          Ps.              --
     Accrual for directors fees, net...................................              1,121,784                    1,318,827
     Withholdings and guarantee deposits...............................                363,504                      711,083
     Dividends payable.................................................                337,678                      660,566
     Contributed leasehold improvements (ii)...........................                188,858                      188,858
     Other.............................................................                224,599                      363,318
                                                                            ------------------          -------------------
                                                                            Ps.      5,710,423          Ps.       3,242,652
                                                                            ==================          ===================








     NON-CURRENT

     Provision for contingencies (Note 16.c.) (i)......................              4,394,471                    3,838,409
     Contributed leasehold improvements  (ii)..........................                991,505                    1,180,363
     Withholdings and guarantee deposits...............................                 47,668                       93,248
                                                                            ------------------          -------------------
                                                                            Ps.      5,433,644          Ps.       5,112,020
                                                                            ==================          ===================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


5.   DETAILS OF BALANCE SHEETS ACCOUNTS (CONTINUED)

     J.  OTHER LIABILITIES (CONTINUED):

     (i) This reserve relates to: (a) labor lawsuits filed against the Company,
(b) an assessment issued by the national fiscal authorities to the Company relating to differences in the computation of estimated useful lives of shopping centers, and (c) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company's legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

     (ii) Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2002 and 2001.

6.   SHAREHOLDERS' CONTRIBUTION

     A.  COMMON STOCK

     As of June 30, 2002, the Company had 700.0 million authorized and outstanding shares of common stock, having a par value of Ps. 0.10 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There was no share activity during the year ended June 30, 2002.

                                                                       COMMON STOCK
                                               -----------------------------------------------------------------------
                                                                                                   ADDITIONAL
                                                 SHARES ISSUED        PAR VALUE                 PAID-IN-CAPITAL
                                               ----------------  ---------------------     ---------------------------
Shares issued for cash.......................            4,000   Ps.              400      Ps.                     --
Shares issued for cash.......................           16,000                  1,600                              --
Shares issued for cash.......................          380,000                 38,000                              --
Additional paid in capital...................               --                     --                       5,699,438


Conversion into shares of inflation
Adjustment reserve...........................       94,600,000              9,460,000                              --

                                               ----------------  ---------------------     --------------------------
BALANCES AS OF JUNE 30, 1996.................       95,000,000   Ps.        9,500,000      Ps.              5,699,438
                                               ================  =====================     ==========================

Shares issued for cash.......................      160,000,000             16,000,000                      67,471,650

                                               ----------------  ---------------------     --------------------------
BALANCES AS OF JUNE 30, 1997.................      255,000,000   Ps.       25,500,000      Ps.             73,171,088
                                               ================  =====================     ==========================

Shares issued for cash.......................      271,868,795             27,186,879                     220,017,963

Shares issued for contribution of
Interest in Altos de Quilmes.................      108,131,205             10,813,121                      87,508,414

                                               ----------------  ---------------------     --------------------------
BALANCES AS OF JUNE 30, 1998 AND 1999........      635,000,000   Ps.       63,500,000      Ps.            380,697,465
                                               ================  =====================     ==========================
Shares issued for cash.......................       65,000,000              6,500,000                      84,554,789
                                               ----------------  ---------------------     --------------------------
BALANCES AS OF JUNE 30, 2000 , 2001 AND 2002.      700,000,000   Ps.       70,000,000      Ps.            465,252,254
                                               ================  =====================     ===========================



                                                                          APPROVED BY
                                                -----------------------------------------------------------

                                                                    BODY                      DATE            DATE OF REGISTRATION
                                                -------------------------------------   -------------------  ---------------------
Shares issued for cash.......................   Extraordinary Shareholders' Meeting      October 29, 1987       December 29, 1987
Shares issued for cash.......................   Extraordinary Shareholders' Meeting      October 26, 1988       December 29, 1988
Shares issued for cash.......................   Extraordinary Shareholders' Meeting      October 25, 1989       February 5, 1990
Additional paid in capital...................        Ordinary and Extraordinary         November 24, 1994
                                                       Shareholders' Meeting

Conversion into shares of inflation
Adjustment reserve...........................        Ordinary and Extraordinary          August 31, 1995          March 15, 1996
                                                       Shareholders' Meeting

BALANCES AS OF JUNE 30, 1996.................







Shares issued for cash.......................        Ordinary and Extraordinary          October 29, 1996          May 15, 1998
                                                       Shareholders' Meeting

BALANCES AS OF JUNE 30, 1997.................


Shares issued for cash.......................        Ordinary and Extraordinary           March 10, 1998         October 21, 1999
                                                       Shareholders' Meeting
Shares issued for contribution of
Interest in Altos de Quilmes.................        Ordinary and Extraordinary           March 10, 1998         October 21, 1999
                                                       Shareholders' Meeting

BALANCES AS OF JUNE 30, 1998 AND 1999........

Shares issued for cash.......................        Ordinary and Extraordinary           August 6, 1999             Pending
                                                       Shareholders' Meeting
BALANCES AS OF JUNE 30, 2000 , 2001 AND 2002.


     B.  INFLATION ADJUSTMENT OF COMMON STOCK

     The Company's financial statements were prepared on the basis of general price-level accounting, which reflects changes in the purchasing power of the Argentine Peso in the historical financial statements. Accordingly, the annual inflation adjustment related to common stock was appropriated to an inflation adjustment reserve, which forms part of shareholders' equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


6.   SHAREHOLDERS' CONTRIBUTION (CONTINUED)

     C.  IRREVOCABLE CONTRIBUTIONS

     Irrevocable capital contributions represented capital contributions received from existing shareholders from time to time to fund operations and carried no obligations on the part of the Company to issue common shares or repay such contributions.

     D.  RESTRICTIONS ON DISTRIBUTION OF PROFITS

     In accordance with the Argentine Corporations Law and the Company's by-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

7.   BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     The following is a summary of the balances and transactions with related parties:



                                                                                           DESCRIPTION OF
            COMPANY                                  RELATION                           TRANSACTION / CAPTION
                                 ----------------------------------------------------------------------------------
IRSA ........................    Shareholder                                       Other current receivables and
                                                                                   prepaid expenses
IRSA ........................    Shareholder                                       Current payable with related
                                                                                   parties
IRSA ........................    Shareholder                                       Non current payable with
                                                                                   related parties (*)
IRSA.........................    Shareholder                                       Administrative expenses
IRSA.........................    Shareholder                                       Accrued interest
Goldman Sachs and Co..........   Shareholder                                       Current payable with related
                                                                                   parties
Parque Arauco S.A. ..........    Shareholder                                       Non current payable with
                                                                                   related parties (*)
Parque Arauco S.A. ..........    Shareholder                                       Accrued interest
Perez Cuesta S.A.C.I. .......    Equity investee                                   Dividends receivable
Inversora Bolivar S.A........    Subsidiary of IRSA, shareholder of the Company    Current payable with related
                                                                                   parties
Fibesa S.A...................    Subsidiary of APSA,  formerly a sudsidiary of     Commission and fees for
                                 Consultores Asset Management S.A (i)              services
Inversora Bolivar S.A........    Subsidiary of IRSA, shareholder of the Company    Other current receivables and
                                                                                   prepaid expenses
Inversora Bolivar S.A........    Subsidiary of IRSA, shareholder of the Company    Accrued interest
Dalor S.A. ..................    Shareholder of Tarshop S.A., a majority-owned     Accrued interest
                                 subsidiary of the Company
Dalor S.A. ..................    Shareholder of Tarshop S.A., a majority-owned     Current payable with related
                                 subsidiary of the Company                         parties
E-Commerce Latina S.A........    Equity investee                                   Other current receivables and
                                                                                   prepaid expenses
Altocity.Com S.A. ...........    Subsidiary of  E-Commerce Latina S.A., an equity  Other current receivables and
                                 investee of the Company                           prepaid expenses
Altocity.Com S.A. ...........    Subsidiary of E-Commerce Latina S.A., an equity   Current payable with related
                                 investee of the Company                           parties
Altocity.Com S.A. ...........    Subsidiary of E-Commerce Latina S.A., an equity   Leases
                                 investee of the Company
Altocity.Com S.A. ...........    Subsidiary of E-Commerce Latina S.A., an equity   Administrative expenses
                                 investee of the Company
Raymond James S.A............    Shareholder of Alto Invest S.A., a                Other current receivables and
                                 majority-owned subsidiary of the Company          prepaid expenses
Cresud S.A...................    Shareholder of IRSA., shareholder of the Company  Other current receivables and prepaid expenses
Cresud S.A...................    Shareholder of IRSA., shareholder of the Company  Current payable with related parties





                                (EXPENSE) INCOME INCLUDED IN THE STATEMENTS OF OPERATIONS              BALANCE RECEIVABLE (PAYABLE)
                                               FOR THE YEARS ENDED JUNE 30,                                   AS OF JUNE 30,
                           -------------------------------------------------------------              ---------------------------

                                2002                 2001                  2000                   2002              2001
                           ------------------------------------------------------------------------------------------------------
IRSA ....................  Ps.              --   Ps.            --   Ps.          --  Ps.      646,166        Ps.    94,952

IRSA ....................                   --                  --                --          (414,662)            (440,740)

IRSA ....................                   --                  --                --       (74,797,626)                  --

IRSA.....................                   --            (246,692)         (123,642)               --                   --
IRSA.....................           21,143,614                  --          (372,304)               --                   --
Goldman Sachs and Co.....                   --                  --                --            (6,512)             (12,739)

Parque Arauco S.A. ......                   --                  --                --       (39,082,627)                  --

Parque Arauco S.A. ......           (1,763,389)                 --                --                --                   --
Perez Cuesta S.A.C.I. ...                   --                  --                --            75,000              146,716
Inversora Bolivar S.A....                   --                  --                --                --              (87,203)

Fibesa S.A...............                   --                  --        (2,867,946)               --                   --

Inversora Bolivar S.A....                   --                  --                --            28,265                   --

Inversora Bolivar S.A....                   --             (87,203)               --                --                   --
Dalor S.A. ..............              (22,832)            (44,496)          (20,154)               --                   --

Dalor S.A. ..............                   --                  --                --          (160,615)            (314,195)

E-Commerce Latina S.A.                      --                  --                --            12,566               24,582

Altocity.Com S.A. .......                   --                  --                --           311,671              546,527

Altocity.Com S.A. .......                   --                  --                --            (5,595)             (10,948)

Altocity.Com S.A. .......                   --             338,053           216,160                --                   --

Altocity.Com S.A. .......                   --              (9,045)               --                --                   --

Raymond James S.A........                   --                  --                --                --               17,594

Cresud S.A...............                   --                  --                --            10,125                   --

Cresud S.A...............                   --                  --                --           (46,468)                  --



(*)   Amounts bear interest at market rates.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


7.   BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

     (i) In 1998, the Company entered into an agreement with the real estate broker FIBESA, a controlled subsidiary of Consultores Asset Management S.A. (hereinafter referred to as CAM). Pursuant to this agreement, FIBESA was granted an exclusive right to act as the Company's leasing agent, with respect to certain of the Company's operated shopping centers. FIBESA 's broker fees were billed directly to the tenants and, therefore, the Company was not liable for these costs. CAM is principally engaged in investment, investment advisory and fund administration services. Eduardo S. Elsztain and M. Marcelo Mindlin are President and Vice-President, respectively, and Chairman and Vice-Chairman, respectively, of the Board of Directors of CAM and IRSA, as well as shareholders of CAM and IRSA. In addition, Messrs. Elsztain and Mindlin are the Chairman and First Vice-Chairman, respectively, of the Board of Directors of the Company. In addition, certain executives, employees, shareholders and/or directors of CAM and FIBESA are also executives, employees, shareholders and/or directors of IRSA and the Company. As discussed in Note 3.e(i), in September 2000, the Company completed the acquisition of FIBESA for total consideration of US$ 10.0 million. Under the terms of the agreement, the acquisition has been retroactively effective as of July 1, 2000. Therefore, the results of operations and related payable and/or receivable balances have been included in the accompanying consolidated financial statements of the Company as from that date. As such, no related party transactions have been reported with FIBESA for the years ended June 30, 2001 and 2002.

8.   FINANCIAL RESULTS, NET

                                                                                  YEARS ENDED JUNE 30,
                                                          ----------------------------------------------------------------
                                                                   2002                  2001                 2000
                                                          ---------------------  --------------------  -------------------
GENERATED BY ASSETS:

Loss on exposure to inflation............................ Ps.       (79,859,761) Ps.               --  Ps.              --
Impairment of long-lived assets..........................           (55,860,977)                   --                   --
Interest income..........................................             4,807,570             3,214,352            1,775,631
                                                          ---------------------  --------------------  -------------------
                                                          Ps.      (130,913,168) Ps.        3,214,352  Ps.       1,775,631
                                                          =====================  ====================  ===================
GENERATED BY LIABILITIES:

Gain on exposure to inflation............................ Ps.        36,212,047  Ps.               --  Ps.              --
Interest income (expense)................................            88,646,942           (60,756,694)         (44,821,777)
Tax on corporate indebtedness............................              (847,022)           (2,966,665)          (4,479,999)
Amortization of deferred financing costs.................            (3,665,289)           (2,141,519)            (834,509)
Interest income (expense) with related parties (Note 7)..            19,380,225               (87,203)            (372,304)
Exchange differences, net................................           (46,501,262)              (32,215)              (9,883)
Other....................................................            (1,217,049)             (360,167)            (857,717)
                                                          ---------------------  --------------------  -------------------
                                                          Ps.        92,008,592  Ps.      (66,344,463) Ps.     (51,376,189)
                                                          ---------------------  --------------------  -------------------
FINANCIAL RESULTS, NET................................... Ps.       (38,904,576) Ps.      (63,130,111) Ps.     (49,600,558)
                                                          =====================  ====================  ===================

9.   OTHER EXPENSE, NET

                                                                                YEARS ENDED JUNE 30,
                                                            --------------------------------------------------------------
                                                                     2002                2001                  2000
                                                            -------------------  --------------------   ------------------
(Loss) gain on early redemption of debt (i)..............   Ps.        (352,290) Ps.        2,532,293   Ps.             --
Recovery of provision for contingencies..................               104,393               145,330                   --
Provision for contingencies..............................            (6,402,818)             (177,249)            (174,202)
Allowance for doubtful mortgage receivable...............            (2,541,454)           (1,778,374)                  --
Lawsuit fees.............................................                    --                    --             (493,798)
(Loss) gain from the sale of fixed assets................               (10,628)              313,221                   --
Write-off of abandoned investment projects...............              (296,540)             (372,946)            (704,525)
Donations................................................               (88,773)             (309,972)             (88,070)
Other....................................................               (57,943)             (625,209)              610,391
                                                            -------------------  --------------------   ------------------
                                                            Ps.      (9,646,053) Ps.         (272,906)  Ps.       (850,204)
                                                            ===================  ====================   ==================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


9.   OTHER EXPENSES, NET (CONTINUED)

     (i) During the year ended June 30, 2002, the Company redeemed Notes for Ps.
15.5 million, at different prices below par plus accrued interest. In connection with the redemption, the Company recorded a gain of Ps. 0.3 million. (Ps. 0.2 million, after tax). Such gain is net of a charge of Ps. 0.7 million relating to the amortization of deferred financing costs associated with the redeemed obligations.

     During the year ended June 30, 2001, the Company redeemed a portion of the Senior Notes and the Notes (US$ 2.5 million and Ps. 35.3 million, respectively) at 100% and different prices below par plus accrued interest, respectively. In connection with the redemption, the Company recorded a gain of Ps. 3.5 million. (Ps. 2.2 million, after tax). Such gain is net of a charge of Ps. 1.0 million relating to the amortization of deferred financing costs associated with the redeemed obligations.

10.  SEGMENT INFORMATION

     GENERAL INFORMATION

     The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting. Accordingly, the Company has four reportable segments. These segments are Leases and services, Sales and development properties, Credit card operations and E-commerce activities.

A general description of each segment follows:

o    Leases and services

This segment includes the operating results of the Company's shopping centers principally comprised of lease and service revenues from tenants.

o    Sales and development properties

This segment includes the operating results of the Company's construction and ultimate sale of residential buildings business.

o    Credit card operations

This segment manages the Company's portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop.

o    E-commerce activities

For the years ended June 30, 2001 and 2000, this segment includes developing stage activities primarily consisting of the Company's on-line investment initiatives related to Alto Invest S.A. Alto Invest was a web-based provider of comprehensive investing tools, planning and financial information and primarily generated its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased operations and is actively pursuing to evaluate alternative investment projects. Although results of e-commerce operations are separated for management internal reporting purposes, all related revenues and associated costs are included in leases and services line of the Company's consolidated statement of operations.

     The Company's primary operations are located in Argentina. All revenues and long-lived assets are attributable to the Company's country of domicile.

     The Company measures its reportable segments based on net income. Inter-segment transactions are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income. The Company is not dependent on any single customer.

     The accounting policies of the segments are the same as those described in
Note 4. The column titled eliminations includes the eliminations of inter-segment activities.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


10.               SEGMENT INFORMATION (CONTINUED)

As of and for the year ended June 30, 2002:



                                                            Sales and development      Credit card
                                      Leases and services         properties            Operations     E-commerce activities
                                      -------------------   --------------------  -------------------  ---------------------

  Sales............................   Ps.     126,081,378   Ps.        3,559,342  Ps.      40,794,169  Ps.                --
  Costs............................           (68,819,051)            (4,803,722)         (15,098,649)              (289,400)
  GROSS PROFIT (LOSS) .............            57,262,327             (1,244,380)          25,695,520               (289,400)
  Selling expenses.................           (32,513,751)              (454,600)         (18,719,117)                    --
  Administrative expenses..........           (11,838,107)                (3,518)         (10,706,982)               (40,605)
  Torres de Abasto unit contracts'
  rescissions......................                    --                 53,746                   --                     --
  Net loss in credit card trust....                    --                     --           (3,620,884)                    --
  OPERATING INCOME  (EXPENSE)......            12,910,469             (1,648,752)          (7,351,463)              (330,005)
  Net income (loss) in equity
  investments......................             2,474,633                     --                   --             (7,159,032)
  Financial results, net...........           (27,396,866)            (5,248,734)          (2,856,997)              (339,866)
  - Interest income................           119,377,865)            (5,114,492)          (2,856,997)              (501,701)
  - Interest expense...............            91,980,999               (134,242)                  --                161,835
  Other expense, net...............            (9,148,659)                (5,694)            (136,482)              (355,218)
  LOSS BEFORE TAXES AND MINORITY
  INTEREST.........................           (21,160,423)            (6,903,180)         (10,344,942)            (8,184,121)
  Income tax.......................            (1,290,443)                    --                   --                     --
  Minority interest................             3,201,614                     --            2,025,871                252,704
  NET LOSS.........................           (19,249,252)            (6,903,180)          (8,319,071)            (7,931,417)

  Depreciation and amortization....            59,120,747                233,282            3,861,553                289,400
  Additions of fixed assets........             2,712,007                     --              394,251                     --
  Investment in equity method
  investees  (see note 5.b.(ii))...            12,748,636                     --                   --              5,475,365

  Operating assets.................            41,880,687              2,941,795            7,182,094                387,594
  Non operating assets.............           927,067,858             23,099,839           30,038,002                434,106
                                      -------------------    -------------------  -------------------  ---------------------
  Total Assets.....................   Ps.     968,948,545    Ps.      26,041,634  Ps.      37,220,096  Ps.           821,700
                                      -------------------    -------------------  -------------------  ---------------------

                                                                                                   Total as of and for the
                                                                                                         year ended
                                       Total reportable segments             Eliminations               June 30, 2002
                                      --------------------------    --------------------------    ------------------------
                                                                    Ps.
  Sales............................   Ps.            170,434,889       (i)            (606,992)   Ps.          169,827,897
  Costs............................                  (89,010,822)      (i)  (ii)     3,669,105                 (85,341,717)
  GROSS PROFIT (LOSS) .............                   81,424,067                     3,062,113                  84,486,180
  Selling expenses.................                  (51,687,468)                           --                 (51,687,468)
  Administrative expenses..........                  (22,589,212)                           --                 (22,589,212)
  Torres de Abasto unit contracts'
  rescissions......................                       53,746                            --                      53,746
  Net loss in credit card trust....                   (3,620,884)                           --                  (3,620,884)
  OPERATING INCOME  (EXPENSE)......                    3,580,249                     3,062,113                   6,642,362
  Net income (loss) in equity
  investments......................                   (4,684,399)                           --                  (4,684,399)
  Financial results, net...........                  (35,842,463)                   (3,062,113)                (38,904,576)
  - Interest income................                 (127,851,055)      (ii)         (3,062,113)               (130,913,168)
  - Interest expense...............                   92,008,592                            --                  92,008,592
  Other expense, net...............                   (9,646,053)                           --                  (9,646,053)
  LOSS BEFORE TAXES AND MINORITY
  INTEREST.........................                  (46,592,666)                           --                 (46,592,666)
  Income tax.......................                   (1,290,443)                           --                  (1,290,443)
  Minority interest................                    5,480,189                            --                   5,480,189
  NET LOSS.........................                  (42,402,920)                           --                 (42,402,920)

  Depreciation and amortization....                   63,504,982                            --                  63,504,982
  Additions of fixed assets........                    3,106,258                            --                   3,106,258
  Investment in equity method
  investees  (see note 5.b.(ii))...                   18,224,001                            --                  18,224,001

  Operating assets.................                   52,392,170                            --                  52,392,170
  Non operating assets.............                  980,639,805     (iii)         (13,512,388)                967,127,417
                                      --------------------------     -------------------------    ------------------------
  Total Assets.....................   Ps.          1,033,031,975     Ps.           (13,512,388)   Ps.        1,019,519,587
                                      --------------------------     -------------------------    ------------------------







(i)  Represents inter-segment lease revenues and expenses.
(ii) Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii) Represents other inter-segment receivables eliminated in consolidation.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


10.  SEGMENT INFORMATION (CONTINUED)

     As of and for the year ended June 30, 2001:



                                                              Sales and development        Credit card
                                        Leases and services        properties              Operations      E-commerce activities
                                        -------------------   ---------------------   -------------------  ---------------------
  Sales...............................  Ps.     175,865,277   Ps.        11,530,659   Ps.      41,945,091  Ps.           167,788
  Costs...............................          (69,049,083)            (12,566,463)          (18,600,698)            (1,548,757)
  GROSS PROFIT (LOSS).................          106,816,194              (1,035,804)           23,344,393             (1,380,969)
  Selling expenses....................          (15,307,909)               (790,747)          (10,272,036)            (1,211,031)
  Administrative expenses.............          (18,583,368)                (10,824)          (11,696,294)              (541,346)
  Torres de Abasto unit contracts'
  rescissions ........................                   --                 (26,166)                   --                     --
  Net income in credit card trust.....                   --                      --             2,058,932                     --
  OPERATING INCOME  (EXPENSE).........           72,924,917              (1,863,541)            3,434,995             (3,133,346)
  Net loss in equity investments (i)..           (3,024,280)                     --                    --                     --
  Financial results, net..............          (59,917,745)                520,664                    --                 (4,006)
  - Interest income...................            6,325,615                 617,598                    --                    163
  - Interest expense..................          (66,243,360)                (96,934)                   --                 (4,169)

  Other income (expense), net.........              107,333                 (43,513)              144,696               (481,422)
  INCOME (LOSS) BEFORE TAXES AND
  MINORITY INTEREST...................           10,090,225              (1,386,390)            3,579,691             (3,618,774)
  Income tax..........................           (2,356,802)                     --                    --                     --
  Minority interest...................             (984,780)                     --              (759,056)               898,484
  NET INCOME (LOSS)...................            6,748,643              (1,386,390)            2,820,635             (2,720,290)

  Depreciation and amortization.......           62,955,019                 313,638             2,870,340              1,271,376
  Additions of fixed assets...........           19,245,160                      --             1,669,914                151,664
  Investment in equity method
  investees
  (see note 5.b.(ii)).................           10,275,011                      --                    --             12,634,398


  Operating assets....................          943,408,192              11,668,649            45,076,496              1,253,302
  Non operating assets................          211,210,904              28,540,436            30,577,914             13,178,177
                                        -------------------   ---------------------   -------------------  ---------------------
  TOTAL ASSETS........................  Ps.   1,154,619,096   Ps.        40,209,085   Ps.      75,654,410  Ps.        14,431,479
                                        -------------------   ---------------------   -------------------  ---------------------




                                                                                                Total as of and for the
                                                                                                      year ended
                                        Total reportable segments         Eliminations              June 30, 2001
                                        -------------------------  ---------------------------  -----------------------
  Sales...............................  Ps.           229,508,815  Ps.  (ii)          (893,795) Ps.         228,615,020
  Costs...............................               (101,765,001)      (ii) (iii)   4,622,819              (97,142,182)
  GROSS PROFIT (LOSS).................                127,743,814                    3,729,024              131,472,838
  Selling expenses....................                (27,581,723)                          --              (27,581,723)
  Administrative expenses.............                (30,831,832)                          --              (30,831,832)
  Torres de Abasto unit contracts'
  rescissions ........................                    (26,166)                          --                  (26,166
  Net income in credit card trust.....                  2,058,932                           --                2,058,932
  OPERATING INCOME  (EXPENSE).........                 71,363,025                    3,729,024               75,092,049
  Net loss in equity investments (i)..                 (3,024,280)                          --               (3,024,280)
  Financial results, net..............                (59,401,087)                  (3,729,024)             (63,130,111)
  - Interest income...................                  6,943,376       (iii)       (3,729,024)               3,214,352
  - Interest expense..................                (66,344,463)                          --              (66,344,463)

  Other income (expense), net.........                   (272,906)                          --                 (272,906)
  INCOME (LOSS) BEFORE TAXES AND
  MINORITY INTEREST...................                  8,664,752                           --                8,664,752
  Income tax..........................                 (2,356,802)                          --               (2,356,802)
  Minority interest...................                   (845,352)                          --                 (845,352)
  NET INCOME (LOSS)...................                  5,462,598                           --                5,462,598

  Depreciation and amortization.......                 67,410,373                           --               67,410,373
  Additions of fixed assets...........                 21,066,738                           --               21,066,738
  Investment in equity method
  investees
  (see note 5.b.(ii)).................                 22,909,409                           --               22,909,409


  Operating assets....................              1,001,406,639                           --            1,001,406,639
  Non operating assets................                283,507,431       (iv)       (27,090,428)             256,417,003
                                        -------------------------  ---------------------------  -----------------------
  TOTAL ASSETS........................  Ps.         1,284,914,070  Ps.             (27,090,428) Ps.       1,257,823,642
                                        -------------------------  ---------------------------  -----------------------


(i) The Company formed E-Commerce Latina in December, 1999. The issuance of stock by E-Commerce Latina to Telefonica decreased the Company's percentage of ownership in E-Commerce Latina and the value assigned to the E-Commerce Latina's common stock issued under the transaction was substantially more than the Company's carrying amount per share of E-commerce stock, thus triggering a change in the Company's interest in E-Commerce Latina. The change in the Company's interest resulted in the recognition of a deferred gain since E-Commerce Latina is in the early stage of development and the realizability of the gain is not assured. This deferred gain is recognized in the non-current investments line item of the consolidated balance sheet. This gain is being amortized to income as the investee incurs operating losses. Therefore, no results from E-Commerce Latina's operations are presented in this segment information table.
(ii)   Represents inter-segment lease revenues and expenses.
(iii) Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iv)   Represents other inter-segment receivables eliminated in consolidation.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


10.  SEGMENT INFORMATION (CONTINUED)

     As of and for the year ended June 30, 2000:


                                                              Sales and development       Credit card
                                        Leases and services        properties             Operations       E-commerce activities
                                        -------------------   ---------------------  -------------------   ---------------------
  Sales...............................  Ps.     182,469,772   Ps.         9,892,965  Ps.      26,392,377   Ps.           110,744
  Costs...............................          (69,360,273)            (10,396,976)         (13,104,601)               (464,071)
  GROSS PROFIT (LOSS).................          113,109,499                (504,011)          13,287,776                (353,327)
  Selling expenses....................          (36,418,174)               (335,201)          (6,539,880)             (1,487,539)
  Administrative expenses.............          (20,553,201)                     --           (6,712,591)               (342,518)
  Torres de Abasto unit contracts'
  rescissions ........................                   --              (3,373,901)                  --                      --
  Net income in credit card trust.....                   --                      --              522,839                      --
  OPERATING INCOME  (EXPENSE).........           56,138,124              (4,213,113)             558,144              (2,183,384)
  Net loss in equity investments (i)..              (44,324)                     --                   --                      --
  Financial results, net..............          (46,658,085)                387,596                   --                   4,871
  - Interest income...................            4,608,303                 497,397                   --                   4,871
  - Interest expense..................          (51,266,388)               (109,801)                  --                      --


  Other (expense) income, net.........           (1,103,662)                     --              253,458                      --
  INCOME (LOSS) BEFORE TAXES AND
  MINORITY INTEREST...................            8,332,053              (3,825,517)             811,602              (2,178,513)
  Income tax..........................           (8,349,736)                     --                                           --
  Minority interest...................           (1,002,096)                     --             (212,115)                849,620
  NET (LOSS) INCOME...................           (1,019,779)             (3,825,517)             599,487              (1,328,893)

  Depreciation and amortization.......           57,701,558                      --            1,162,908                 335,308
  Additions of fixed assets...........           54,315,067                      --            1,110,664               1,089,097
  Investment in equity method
  investees...........................           13,299,292                      --                   --                  23,474


  Operating assets....................        1,000,220,641              24,713,477           35,423,568               1,643,826
  Non operating assets................          178,413,973              12,293,670           17,410,865               3,099,591
                                        -------------------   ---------------------  -------------------   ---------------------
  TOTAL ASSETS........................  Ps.   1,178,634,614   Ps.        37,007,147  Ps.      52,834,433   Ps.         4,743,417
                                        -------------------   ---------------------  -------------------   ---------------------




                                                                                                        Total as of and for the
                                                                                                              year ended
                                         Total reportable segments             Eliminations                 June 30, 2000
                                         -------------------------     -----------------------------    -----------------------
  Sales...............................   Ps.          218,865,858      Ps.  (ii)          (1,035,350)   Ps.         217,830,508
  Costs...............................                (93,325,921)          (ii) (iii)     4,370,290                (88,955,631)
  GROSS PROFIT (LOSS).................                125,539,937                          3,334,940                128,874,877
  Selling expenses....................                (44,780,794)                                --                (44,780,794)
  Administrative expenses.............                (27,608,310)                                --                (27,608,310)
  Torres de Abasto unit contracts'
  rescissions ........................                 (3,373,901)                                --                 (3,373,901)
  Net income in credit card trust.....                    522,839                                 --                    522,839
  OPERATING INCOME  (EXPENSE).........                 50,299,771                          3,334,940                 53,634,711
  Net loss in equity investments (i)..                    (44,324)                                --                    (44,324)
  Financial results, net..............                (46,265,618)                        (3,334,940)               (49,600,558)
  - Interest income...................                  5,110,571          (iii)          (3,334,940)                 1,775,631
  - Interest expense..................                (51,376,189)                                --                (51,376,189)


  Other (expense) income, net.........                   (850,204)                                --                   (850,204)
  INCOME (LOSS) BEFORE TAXES AND
  MINORITY INTEREST...................                  3,139,625                                 --                  3,139,625
  Income tax..........................                 (8,349,736)                                --                 (8,349,736)
  Minority interest...................                   (364,591)                                --                   (364,591)
  NET (LOSS) INCOME...................                 (5,574,702)                                --                 (5,574,702)

  Depreciation and amortization.......                 59,199,774                                 --                 59,199,774
  Additions of fixed assets...........                 56,514,828                                 --                 56,514,828
  Investment in equity method
  investees...........................                 13,322,766                                 --                 13,322,766


  Operating assets....................              1,062,001,512                                 --              1,062,001,512
  Non operating assets................                211,218,099          (iv)          (27,576,772)               183,641,327
                                         ------------------------      -----------------------------    -----------------------
  TOTAL ASSETS........................   Ps.        1,273,219,611      Ps.               (27,576,772)   Ps.       1,245,642,839
                                         ------------------------      -----------------------------    -----------------------


(i) The Company formed E-Commerce Latina in December, 1999. The issuance of stock by E-Commerce Latina to Telefonica decreased the Company's percentage of ownership in E-Commerce Latina and the value assigned to the E-Commerce Latina's common stock issued under the transaction was substantially more than the Company's carrying amount per share of E-commerce stock, thus triggering a change in the Company's interest in E-Commerce Latina. The change in the Company's interest resulted in the recognition of a deferred gain since E-Commerce Latina is in the early stage of development and the realizability of the gain is not assured. This deferred gain is recognized in the non-current investments line item of the consolidated balance sheet. This gain is being amortized to income as the investee incurs operating losses. Therefore, no results from E-Commerce Latina's operations are presented in this segment information table.
(ii)   Represents inter-segment lease revenues and expenses.
(iii) Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iv)   Represents other inter-segment receivables eliminated in consolidation.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


11.  ADDITIONAL INFORMATION ON ASSETS AND LIABILITIES

     The breakdown of main assets and liabilities as of June 30, 2002 is as follows:


                                    TO MATURE IN    TO MATURE BETWEEN     TO MATURE BETWEEN       TO MATURE BETWEEN 10
                                      3 MONTHS         4 AND 6 MONTHS       7 AND 9 MONTHS            AND 12 MONTHS
                                   --------------  -------------------  ---------------------    ----------------------
  ASSETS

  Investments (1)..............    Ps.  3,589,442  Ps.         200,000  Ps.         2,915,018    Ps.            200,000

  Accounts receivable, net.....         8,351,253            3,249,196              2,240,159                 1,219,356
  Other  receivables  and
  prepaid expenses.............         1,831,693              500,285                311,227                   785,858
                                   --------------  -------------------  ---------------------    ----------------------
                                   Ps. 13,772,388  Ps.       3,949,481  Ps.         5,466,404    Ps.          2,205,214
                                   --------------  -------------------  ---------------------    ----------------------
  LIABILITIES

  Trade accounts payable........   Ps.  9,810,398  Ps.         256,589  Ps.           352,564    Ps.            256,589
  Customer advances............         3,133,046            1,786,054              1,606,373                 2,509,369
  Short-term and long-term debt        13,133,587            2,882,904             15,587,437                 3,665,130
  Related parties..............                --                   --                     --                        --
  Other liabilities (2)........        12,034,218            3,971,018              1,137,204                 1,024,285
                                   --------------  -------------------  ---------------------    ----------------------
                                   Ps. 38,111,249  Ps.       8,896,565  Ps.        18,683,578    Ps.          7,455,373
                                   --------------  -------------------  ---------------------    ----------------------




                                         TO MATURE IN
                                         GREATER THAN
                                             1 YEAR              PAST DUE             NO FIXED TERM             TOTAL
                                     --------------------   -----------------    --------------------   --------------------
  ASSETS

  Investments (1)..............      Ps.       4,151,912    Ps.            --    Ps.       2,282,122    Ps.       13,338,494

  Accounts receivable, net.....                4,651,071            6,323,957                     --              26,034,992
  Other  receivables  and
  prepaid expenses.............               24,465,110              304,831              2,122,602              30,321,606
                                     -------------------    -----------------    -------------------    --------------------
                                     Ps.      33,268,093    Ps.     6,628,788    Ps.       4,404,724    Ps.       69,695,092
                                     -------------------    -----------------    -------------------    --------------------
  LIABILITIES

  Trade accounts payable........     Ps.       6,117,088    Ps.     6,317,048    Ps.              --    Ps.       23,110,276
  Customer advances............               25,261,468                   --                     --              34,296,310
  Short-term and long-term debt              168,748,690                   --              3,868,500             207,886,248
  Related parties..............                       --                   --            114,514,105             114,514,105
  Other liabilities (2)........                3,906,216                   --              1,850,678              23,923,619
                                     -------------------    -----------------    -------------------    --------------------
                                     Ps.     204,033,462    Ps.     6,317,048    Ps.     120,233,283    Ps.      403,730,558
                                     -------------------    -----------------    -------------------    --------------------


                                    ACCRUING INTEREST AT A FIXED RATE    ACCRUING INTEREST AT A VARIABLE RATE
                                   ----------------------------------    ------------------------------------
                                       CURRENT          NON-CURRENT          CURRENT            NON-CURRENT
                                   --------------    ----------------    ----------------    ----------------
  ASSETS

  Investments (1)..............    Ps.    243,125    Ps.           --    Ps.    1,562,646     Ps.          --
  Accounts receivable, net.....           276,714           1,392,055                  --                  --
  Other  receivables  and
  prepaid expenses.............           434,000                  --                  --                  --
                                   --------------    ----------------    ----------------    ----------------
                                   Ps.    953,839    Ps.    1,392,055    Ps.    1,562,646    Ps.           --
                                   --------------    ----------------    ----------------    ----------------
  LIABILITIES

  Trade accounts payable.......    Ps.  1,329,503    Ps.    6,117,088    Ps.           --    Ps.           --
  Customer advances............                --          16,218,499           1,220,000           9,042,969
  Short-term and long-term debt        35,504,720         168,748,690           3,632,838
  Related parties..............                --         113,880,253                  --                  --
  Other liabilities (2)........                --                  --                  --                  --
                                   --------------    ----------------    ----------------    ----------------
                                   Ps. 36,834,223    Ps.  304,964,530    Ps.    4,852,838    Ps.    9,042,969
                                   --------------    ----------------    ----------------    ----------------




                                            NOT ACCRUING INTEREST
                                    -----------------------------------
                                        CURRENT          NON-CURRENT            TOTAL
                                    --------------    -----------------   -------------------
  ASSETS

  Investments (1)..............     Ps.  7,380,811    Ps.    4,151,912    Ps.      13,338,494
  Accounts receivable, net.....         21,107,207           3,259,016             26,034,992
  Other  receivables  and
  prepaid expenses.............          4,569,496          25,318,110             30,321,606
                                    --------------    ----------------    -------------------
                                    Ps. 33,057,514    Ps.   32,729,038    Ps.      69,695,092
                                    --------------    ----------------    -------------------
  LIABILITIES

  Trade accounts payable.......     Ps.  5,663,685    Ps.           --    Ps.      23,110,276
  Customer advances............          7,814,842                  --             34,296,310
  Short-term and long-term debt                 --                  --                     --
  Related parties..............            633,852                  --            114,514,105
  Other liabilities (2)........         18,489,975           5,433,644             23,923,619
                                    --------------    ----------------    ---- --------------
                                    Ps. 42,602,354    Ps.    5,433,644    Ps.     403,730,558
                                    --------------    ----------------    ---- --------------



(1) Represents time deposits, mutual funds, tax credit certificates and retained interest in transferred credit card receivables.

(2) Represents salaries and social security payable, taxes payable and other liabilities.

12.  TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION

     The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the "Trust") that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company's balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company's balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

     Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust - Titulos de Deuda Fiduciaria ("TDF") and Certificados de Participacion ("CP"), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

     The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable balances to Trusts for Ps. 67.3 million in net cash proceeds. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs, Ps. 23.8 million 12% fixed-rate interest TDFs and Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. Bank commissions incurred in this connection totaled Ps.
5.7 million. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.3 million.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


13.  DERIVATIVE INSTRUMENTS

     The Company utilizes various hedge instruments, primarily interest rate swaps and foreign currency forward-exchange contracts, to manage its interest rate exposure associated with its peso-denominated fixed-rate debt. The counter parties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults.

     At June 30, 2002 and 2001, the Company had the following derivative activity:

     (I) INTEREST RATE SWAP

     In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As collateral for the agreement, the Company was required to make a deposit of US$
50.0 million with the counterparty. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statement of operations. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the swap agreement is not recognized in the consolidated financial statements. During the years ended June 30, 2002, 2001 and 2000, the Company recognized net losses of Ps. 100.6 million, 6.4 million and Ps. nil, respectively.

     The Company's risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.


     (II) FOREIGN CURRENCY FORWARD-EXCHANGE CONTRACTS

     In the past, consistent with the Company's risk management policies, the Company used foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. The fair value of the forward foreign exchange contracts was not recognized in the accompanying consolidated financial statements. At June 30, 2001, the Company had outstanding foreign currency forward contracts with financials institutions to sell an aggregate net amount of US$ 80.0 million with a final maturity through September 15, 2001. For the years ended June 30, 2002, 2001 and 2000, the Company recognized (losses) gains of Ps. (1.4) million, Ps. 4.8 million and Ps. 1.4 million relating to these contracts, respectively. At June 30, 2002, the Company does not hold any foreign currency forward-exchange contract outstanding.

14.  SUBSEQUENT EVENTS

     ISSUE OF UNSECURED CONVERTIBLE NOTES

     On July 19, 2002 the Company issued US$ 50 million of unsecured convertible Notes (the "Convertible Notes") in exchange for cash and the settlement of certain liabilities. Proceeds from the issuance of Convertible Notes were used to repaid short-term bank loans for Ps. 24.3 million and for the redemption of the Senior Notes for a principal amount of Ps. 47.0 million. The Convertible Notes matures on July 19, 2006, accrues interest (payable semiannually) at a fixed annual rate of 10% and are convertible at the option of the holder into common shares of Ps. 0.10 par value per share at a conversion rate of 30.8642 per unite.

     In case of all the bondholders convert the Notes, our capital would extend from 70.0 million shares to 224.4 million shares.

     The issuance of the Convertible Notes was approved by the shareholders on December 4, 2001 and by the National Securities Commission on March 15, 2002, and authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002.

15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     The Company's consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (SEC).

     I.  Difference in measurement methods

     The following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Argentine Technical Resolution No. 6, with the modification established in the Argentine Technical Resolution No. 19, because the application of this Resolution represents a comprehensive measure of the effects of price level changes in the Argentine economy.

     The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.


                                                                                                  YEARS ENDED JUNE 30,
                                                                              ----------------------------------------------------
                                                                                    2002               2001              2000
                                                                              -----------------   ---------------  ---------------
RECONCILIATION OF NET (LOSS) INCOME:

Net (loss) income as reported under Argentine GAAP......................      Ps.   (42,402,920)  Ps.   5,462,598  Ps.  (5,574,702)
US GAAP ADJUSTMENTS:
Revenue recognition from sales of development properties (Note 15.I.a)).                196,469          (107,487)         679,118
Preoperating and advertising expenses
     -Original value  (Note 15.I.c))....................................               (361,788)       (1,696,221)      (4,034,739)
     -Amortization  (Note 15.I.c))......................................              1,787,131         7,137,227        5,228,625
Web site development costs (Note 15.I.d))...............................                     --           697,683         (697,683)
Software obtained for internal use (Note 15.I.e)).......................                159,583          (164,221)        (275,578)
Differences in basis relating to purchase accounting (Note 15.I.f))
     -Amortization (Note 15.I.g)).......................................             (2,211,288)         (500,165)        (577,304)
Non-current investments in unconsolidated affiliated companies
(Note 15.I.h)) .........................................................             (2,735,999)        1,016,635       (1,367,767)
Accounting for changes in interest in unconsolidated affiliated
companies (Note 15.I.i))................................................               (264,779)       (8,421,752)        (995,393)
Accounting for changes in interest in consolidated affiliated companies
(Note 15.I.j))..........................................................                     --           (65,030)              --
Securitization accounting  (Note 15.I.l))...............................               (893,847)       (4,307,224)        (190,000)
Available-for-sale securities (Note 15.I.m))............................                 (5,356)          (23,752)              --
Deferred charges (Note 15.I.n)).........................................                (55,494)         (134,289)              --
Amortization of fees related to the Senior Notes (Note 15.I.o)).........               (915,926)         (421,131)              --
Accounting for derivatives and hedging activities (Note 15.I.q))........            (42,246,588)      (10,079,056)              --
Minority interest  (Note 15.I.r)).......................................              1,665,049         1,103,833         (507,910)
Income tax  (Note 15.I.p))..............................................            (55,695,356)       (2,156,130)      18,565,668
                                                                              -----------------   ---------------  ---------------
Net (loss) income under US GAAP.........................................      Ps.  (143,981,109)  Ps. (12,658,482) Ps.  10,252,335
                                                                              =================   ===============  ===============

Basic and diluted EPS under US GAAP:

(Loss) income before accounting changes.................................      Ps.       (0.2057)  Ps.     (0.0184) Ps.      0.0152
Accounting changes - gain...............................................      Ps.            --   Ps.      0.0003  Ps.          --
                                                                              -----------------   ---------------  ---------------
Net (loss) income.......................................................      Ps.       (0.2057)  Ps.     (0.0181) Ps.      0.0152
                                                                              =================   ===============  ===============

Weighted average number of shares outstanding...........................      Ps.   700,000,000   Ps. 700,000,000  Ps. 673,708,791
                                                                              =================   ===============  ===============

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

                                                                                                YEARS ENDED JUNE 30,
                                                                                 -----------------------------------------------
                                                                                          2002                     2001
                                                                                 -----------------------    --------------------
RECONCILIATION OF SHAREHOLDERS' EQUITY:

Total shareholders' equity under Argentine GAAP.................................  Ps.        601,207,186    Ps.      643,610,106
US GAAP ADJUSTMENTS:
Revenue recognition from sales of development properties (Note 15.I.a)).........                      --                (196,469)
Appraisal revaluation of fixed assets (Note 15.I.b))............................              (3,517,461)             (3,517,461)
Preoperating and advertising  expenses
     -Original value (Note 15.I.c)).............................................             (24,903,369)            (24,541,581)
     -Accumulated amortization (Note 15.I.c))...................................              21,853,535              20,066,404
Software obtained for internal use (Note 15.I.e))...............................                (280,216)               (439,799)
Differences in basis relating to purchase accounting
     -Original value  (Note 15.I.f))............................................              11,256,080              11,256,080
     -Accumulated amortization (Note 15.I.g))...................................              (4,212,623)             (2,001,335)
Non-current investments in unconsolidated affiliated companies  (Note 15.I.h))..              (3,819,808)             (1,064,791)
Accounting for changes in interest in  unconsolidated affiliated companies
(Note 15.I.i))..................................................................                      --                 264,779
Securitization accounting (Note 15.I.l))........................................              (5,391,069)               (723,282)
Deferred charges  (Note 15.I.n))................................................                (189,783)               (134,289)
Amortization of fees related to the Senior Notes (Note 15.I.o)).................              (1,337,057)               (421,131)
Accounting for derivatives and hedging activities (Note 15.I.q))................             (52,325,644)            (10,079,056)
Minority interest (Note 15.I.r))................................................               2,628,369                 474,331
Deferred income tax  (Note 15.I.p)).............................................             (69,086,870)            (14,710,518)
                                                                                  ----------------------    --------------------
Shareholders' equity under US GAAP..............................................  Ps.        471,881,270    Ps.      617,841,988
                                                                                  ======================    ====================


Description of changes in shareholders' equity under US GAAP:                                   YEARS ENDED JUNE 30,
                                                                                  ----------------------------------------------
                                                                                            2002                   2001
                                                                                  ----------------------    --------------------
Shareholders' equity as of the beginning of the year............................  Ps.        617,841,988    Ps.      628,505,728
Other comprehensive income (loss)...............................................              (1,979,609)              1,994,742
Net loss under US GAAP..........................................................            (143,981,109)            (12,658,482)
                                                                                  ----------------------    --------------------
Shareholders' equity as of the end of the year..................................  Ps.        471,881,270    Ps.       17,841,988
                                                                                  ======================    ====================

     A)  REVENUE RECOGNITION ISSUES

     -   REVENUE FROM SALES OF DEVELOPMENT PROPERTIES

     Under Argentine GAAP, the Company recognizes revenue from sales of development properties under fixed-priced construction contracts following the percentage-of-completion method.

     Under US GAAP, the Company applies Statement of Financial Accounting Standards ("SFAS") No. 66 "Accounting for Sales of Real Estate", which requires revenue to be measured under the percentage-of-completion method if the Company meets certain criteria. If the criteria are not met, either the installment method or the deposit method is used. Under the installment method cash receipts are apportioned between cost recovered and profit, while under the deposit method, no revenue is recognized and cash receipts are recorded as customer advances. The Company determined that revenue recognition under the installment method is appropriate for certain sales contracts.

     Following is a description of revenues from sales of development properties, their associated costs and related loss on Torres de Abasto unit contracts' rescissions under US GAAP for the years ended June 30, 2002, 2001 and 2000, respectively.

                                                                             AS OF JUNE 30,
                                                    ----------------------------------------------------------------
                                                           2002                   2001                 2000
                                                    ------------------     ------------------    -------------------
Sales............................................   Ps.     4,348,407      Ps.    11,100,713     Ps.     9,537,034
Costs............................................          (5,393,129)           (12,244,003)          (10,130,029)
Torres de Abasto unit contracts' rescissions.....   Ps.        53,746      Ps.       (26,166)    Ps.    (2,605,801)

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     A)  REVENUE RECOGNITION ISSUES (CONTINUED)

     -   OTHER REVENUE RECOGNITION ISSUES

     As discussed in Note 4.a., certain of the Company's lease contracts provide for the payment of additional rent based on a percentage of the tenant's revenues. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, the Company does not have the inherent estimation process of a lessor that determines additional rent less frequently. Under Argentine GAAP, these contingent rents are not recognized until the required thresholds are exceeded. Under US GAAP, the Company considers that Emerging Issues Task Force 98-9 "Accounting for Contingent Rent" ("EITF 98-9") is not applicable and that its accounting policy is consistent with the provisions of Staff Accounting Bulleting 101 ("SAB 101") "Revenue Recognition". As such, no difference exists between revenue recognized under Argentine GAAP and US GAAP.

     As discussed in Note 4.a., certain of the Company's lease contracts provide for schedule rent increases. Under US GAAP, the Company evaluated the guidance of FTB 85-3 and FTB 88-1 in accounting for its operating leases with scheduled rent increases. Under this guidance, rental income from leases with scheduled rent increases is to be recognized on a straight-line basis over the lease term. The Company determined that such guidance was not applicable for the Company's lease operations. In reaching its conclusion, the Company has considered (i) that all of the Company's lease contracts are cancelable as permitted under Argentine Law 24,808 ("Rentals Law") provided that the lease has been in effect for at least six months and an insignificant penalty is paid by the tenant; and
(ii) the level of past due lease accounts receivable and current delinquency rates.

     B)  APPRAISAL REVALUATION OF FIXED ASSETS

     As discussed in Note 4.e., under Argentine GAAP, the Company recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 3.5 million, which was recorded against an appraisal revaluation reserve account in the shareholders' equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore, this reserve has been reversed.

     C)  PREOPERATING AND ADVERTISING EXPENSES

     Under Argentine GAAP, the Company capitalizes certain costs related to pre opening activities of the Company's shopping centers as well as other costs related to the evaluation of certain e-commerce projects. These costs are being amortized under the straight-line basis over 3 years. Under US GAAP, these costs are expensed as incurred.

     Also, under Argentine GAAP, the Company capitalizes certain advertising and promotion costs related to certain shopping centers, which are being amortized under the straight-line basis over 3 years. Under US GAAP, all of these costs are expensed as incurred.

     D)  WEB SITE DEVELOPMENT COSTS

     Under Argentine GAAP, the Company capitalizes certain costs incurred in connection with the development of the Company's web sites. Such costs are amortized under the straight-line method over a period of 2 years.

     Under US GAAP, the Company adopted EITF No. 00-02, "Accounting for Web Site Development Costs" for the fiscal year ended June 30, 2000. As such, during fiscal year 2000 the Company expensed Ps. 0.7 million of certain costs incurred during the planning stage as well as costs related to training, administration and other maintenance activities. Under Argentine GAAP, the Company expensed such costs during fiscal year 2001 primarily as a result of the discontinuance of Alto Invest's operations. Under US GAAP, the Company reversed such adjustment during fiscal year 2001, as these costs were expensed as incurred in fiscal year 2000.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     E)  SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

     Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of software for internal use. Under US GAAP, the Company applies Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" effective July 1, 1999. As such, the Company (i) expensed Ps. 0.2 million, Ps. 0.4 million and Ps. 0.3 million of capitalized software costs for the years ended June 30, 2002, 2001 and 2000, respectively, and (ii) reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.3 million, Ps. 0.3 million and Ps. nil for the years ended June 30, 2002, 2001 and 2000, respectively.

     F)  DIFFERENCES IN BASIS RELATING TO PURCHASE ACCOUNTING

     Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its acquisitions. Accordingly, the fair market value of the assets and liabilities acquired was estimated and the excess of the purchase price over the fair value is considered goodwill. The US GAAP adjustment for "Difference in basis relating to purchase accounting" reflects the application of US GAAP adjustments, such as accounting for deferred income taxes, when estimating the fair value of such assets and liabilities.

     G)  AMORTIZATION EXPENSE

     The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP as described in Note 15.I.f. give rise to differences in amortization expenses.

     H)  NON-CURRENT INVESTMENTS IN UNCONSOLIDATED AFFILIATED COMPANIES

     The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net
(loss) gain of Ps. (2.7) million, Ps. 1.0 million and Ps. (1.4) million for the years ended June 30, 2002, 2001 and 2000, respectively. These adjustments relate principally to (i) the recognition of preoperating and organization costs as expenses, (ii) the accounting of web site development costs, (iii) the depreciation of fixed assets, (iv) the recognition of deferred income taxes, and
(v) the accounting for available-for-sale securities.

     I)  ACCOUNTING FOR CHANGES IN INTEREST IN UNCONSOLIDATED AFFILIATED
         COMPANIES

     As discussed in Note 3.f.(i), the Company formed E-Commerce Latina in December 1999. The issuance of stock by E-Commerce Latina to Telefonica decreased the Company's percentage of ownership in E-Commerce Latina and the value assigned to the E-Commerce Latina's common stock issued under the transaction was substantially more than the Company's carrying amount per share of E-Commerce Latina stock, thus triggering a change in the Company's interest in E-Commerce Latina. Under Argentine GAAP, the change in the Company's interest resulted in the recognition of a deferred gain of Ps. 9.8 million since E-Commerce Latina is in the early stage of development and the realizability of the gain is not assured. This gain was being amortized to income as the investee incurred operating losses. Under US GAAP, in accordance with Staff Accounting Bulletin ("SAB") Topic 5H, as amended by SAB 84, the Company reflected the change of interest in E-Commerce Latina as a credit to additional paid-in-capital, and as a result, the amortized portion of deferred gain under Argentine GAAP was reversed.

     In March 2001, the Company's ownership interest in Perez Cuesta decreased from 25% to 18.9% as a result of an issuance of stock by Perez Cuesta not subscribed by the Company. Under Argentine GAAP, the change in the Company's interest resulted in the recognition of a gain of Ps. 0.3 million since the value assigned to the Perez Cuesta's common stock issued under the transaction was substantially more than the carrying amount per share of Perez Cuesta stock. Under US GAAP, the Company applies SAB Topic 5H that permits the income statement treatment. Accordingly, under US GAAP, the Company recognized a gain of Ps. 0.4 million. The difference of Ps. 0.1 million reflects the effect of US GAAP adjustments as of the date of change.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     J)  ACCOUNTING FOR CHANGES IN INTEREST IN CONSOLIDATED AFFILIATED COMPANIES

     In September 2000, the Company's interest in Alto Invest increased from 61% to 76% as a result of an issuance of stock by Alto Invest. Under Argentine GAAP, the change in the Company's interest resulted in the recognition of a loss of Ps. 0.4 million since the value assigned to the Alto Invest's common stock issued under the transaction was substantially more than the carrying amount per share of Alto Invest stock. Under US GAAP, this transaction was accounted for as a purchase of additional shares and, accordingly, the difference was considered goodwill. As discussed in Note 4, Alto Invest ceased its operations in May 2001. Therefore, under US GAAP, the Company wrote-down Ps. 0.5 million related to the goodwill previously recognized. The difference respect the amount recognized under Argentine GAAP relates to the effect of US GAAP adjustments at the date of change.

     K)  STOCK OPTION AGREEMENT WITH CONSULTORES INTERNET MANAGERS LTD.

     E-Commerce Latina entered into a stock option agreement with CIM, pursuant to which options were granted, to purchase class B shares of Altocity.Com, representing 15% of its common stock. CIM is a special-purpose Cayman Islands' corporation created to act on behalf of the Company's management and is represented by an independent attorney-in-fact. Pursuant to the terms of the agreement, options were granted for a period up to eight years and at an exercise price to be determined by the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.Com by the holding company, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option over (ii) the total number of class B shares owned by the holding company at the exercise date of the option. CIM has a vested interest in 50% of the underlying shares within 30 days after the grant date and the remaining 50% will vest upon the third anniversary of the grant date. The option was granted to CIM to be allocated by it among the management of Altocity.com as an incentive compensation for their services. As of June 30, 2002, no individual awards have been determined for participating employees under this option. Upon exercise of the option, CIM's sole asset will be its 15% interest in Altocity.Com.

     Under US GAAP, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" in accounting for both stock option agreements. This Statement gave the Company the option of either (i) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations while providing the disclosures required under SFAS No. 123, or (ii) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25.

     Under US GAAP, in accordance with AIN-APB 25 "Accounting for Stock Issued to Employees - an accounting interpretation of APB Opinion No 25", the economic substance of a plan established by the principal stockholders is substantially the same for the Company and the employee, whether the plan is adopted by the Company or the principal stockholder. Consequently, the Company should account for this type of plan when one is established or financed by the principal stockholder unless (i) the relationship between the stockholder and the company's employee is one which would normally result in generosity, (ii) the stockholder has an obligation to the employee which is completely unrelated to the latter's employment or (iii) the Company clearly does not benefit from the transaction. The rationale established in this Interpretation has been adopted by the SEC to apply to other situations in which a principal stockholder undertakes transactions for the benefit of the company. SAB 79 (SAB Topic 5T) requires any transaction undertaken by a company's principal stockholder for the benefit of the company to be accounted for according to its substance and not its form.

     The Company has determined that the stock options were granted, in substance, to compensate the management of Altocity.Com. In addition, as the exercise price is not known at date of grant, this option agreement is considered to be a "variable" plan. To date, no individual awards have been determined for participating employees under the option plan. At June 30, 2002, as the exercise price exceeds the fair market value of Altocity.Com's shares, no compensation expense has been recognized.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     L)  SECURITIZATION ACCOUNTING

     As discussed in Note 12, the Company entered into two-year revolving-period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, sold a portion of its customer credit card receivable balances to Trusts that issue certificates to public and private investors. Under Argentine GAAP, to the extent the certificates are sold to third parties, the related transferred balances qualify as sales for financial statement purposes and as such the receivables are removed from the Company's consolidated balance sheet. The remaining receivables in the Trusts, which have not been sold to third parties, are reflected on the Company's balance sheet as retained interests in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method.

     Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements. Pursuant to the contractual agreements, the Company remains the servicer on the accounts and receives a fee for the services performed. Income from servicing activities is recognized as services are performed.

     Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"). SFAS No. 140 was issued in September 2000 and replaces, in its entirety, SFAS No. 125. The Company was required to adopt the provisions of SFAS No. 140 prospectively to transactions beginning after March 31, 2001. Although SFAS No. 140 has changed many of the rules regarding securitizations under SFAS No. 125, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 and SFAS No. 125 also require an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was zero. In determining the estimated fair value, the Company considered the fees received as compensation just adequate to compensate the Company for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values).

     The retained interests in securitized credit card receivables are treated as a debt security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), "Accounting for Certain Investments in Debt and Equity Securities", and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a "cash out" basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income.

     The following summarizes the Company's securitization activity:

                                                                  YEAR ENDED JUNE 30,
                                                 -------------------------------------------------------
                                                        2002               2001               2000
                                                 -----------------   ----------------  -----------------
     Proceeds from securitizations               Ps.    96,219,348   Ps.   55,589,795  Ps.    23,278,780
     Servicing fees received                               108,513            256,900             28,973


     The following summarizes the changes in the balance of the Company's retained interest for the years ended June 30, 2002 and 2001:

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     L)  SECURITIZATION ACCOUNTING (CONTINUED)

                                                                           ESTIMATED UNREALIZED
                                                        COST                    GAIN (LOSS)               FAIR VALUE
                                                 -------------------   --------------------------  --------------------------
     Balance at June 30, 2000                    Ps.       4,702,908   Ps.                      -  Ps.              4,702,908
     Retained interest in portfolios sold                  9,223,064                            -                   9,223,064
     Change in unrealized gain                                     -                    3,773,940                   3,773,940
                                                 -------------------   --------------------------  --------------------------
     Balance at June 30, 2001                    Ps.      13,925,972   Ps.              3,773,940  Ps.             17,699,912
     Change in unrealized loss                                     -                  (10,965,313)                (10,965,313)
                                                 -------------------   --------------------------  --------------------------
     Balance at June 30, 2002                    Ps.      13,925,972   Ps.             (7,191,373) Ps.              6,734,599
                                                 ===================   ==========================  ==========================


     As of June 30, 2002, and 2001 the gross net unrealized (loss) gain has been offset by a deferred tax benefit (expense) of Ps. 2.5 million and Ps. (1.3) million, respectively.

     The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at 70%. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2002 to changes to key assumptions:


                                                          IMPACT ON FAIR VALUE OF
                                                  ----------------------------------------
                                                   5% ADVERSE CHANGE   10% ADVERSE CHANGE
                                                  ------------------- --------------------
     Discount rate 70%                            Ps.        147,244  Ps.          288,074



     The above sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

     The Company's managed credit card receivables consists of retained interest in credit card receivable securitizations and investor's share of securitizations sold to unrelated parties without recourse. The Company records its retained interest in credit card receivable securitizations on the balance sheet.

     M)  AVAILABLE-FOR-SALE SECURITIES

     Under Argentine GAAP, investments in mutual funds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", these investments in mutual funds are classified as available-for-sale investments, and accordingly unrealized gains and losses are excluded from income and reported as a separate component of shareholders' equity.

     N)  DEFERRED CHARGES

     Under Argentine GAAP, the Company capitalizes certain costs, which are being amortized on a straight-line method over 3 years. Under US GAAP, such costs are expensed as incurred.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     O)  AMORTIZATION OF FEES RELATED TO THE SENIOR NOTES

     Under Argentine GAAP, fees and expenses relating to the Senior Notes are being amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs are being amortized over the same period using the effective interest method of amortization.

     P)  DEFERRED INCOME TAX

     Under Argentine GAAP, income taxes are recognized on the basis of amounts currently due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes. Under US GAAP, the Company applies the principles of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

     Deferred tax assets are also recognized for tax loss carryforwards. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the date of the change.

     The Company has provided a valuation allowance for a portion of its net deferred tax assets, as the future realization of the tax benefit is not considered by management to be more-likely-than-not. The Company will continue to monitor the need for the valuation allowance that has been provided.

     At June 30, 2002, the Company and its subsidiaries had approximately Ps.
135.6 million of tax loss carryforwards. These carryforwards are available to offset future taxable income and expire at various dates beginning in 2003 and ending in 2008.

     The components of the net deferred income tax liability under US GAAP as of June 30 consist of the following:


                                                                                  2002
                                             --------------------------------------------------------------------------
                                                SFAS 109 APPLIED TO       SFAS 109 APPLIED TO
                                              ARGENTINE GAAP BALANCES     US GAAP ADJUSTMENTS            SFAS 109
                                             -------------------------  --------------------     ----------------------
 DEFERRED TAX ASSETS:

 Tax loss carryforward...................... Ps.            47,451,373  Ps.              --      Ps.         47,451,373
 Allowance for doubtful accounts............                 2,628,997                   --                   2,628,997
 Provisions.................................                 2,228,965                   --                   2,228,965
 Other......................................                    45,297                   --                      45,297
 Accounting for derivatives and hedging.....                        --            18,313,975                 18,313,975
 Credit card securitization.................                        --             1,886,874                  1,886,874
                                             -------------------------  --------------------     ----------------------
 Total gross deferred tax assets............                52,354,632            20,200,849                 72,555,481
                                             -------------------------  --------------------     ----------------------
 Valuation allowance........................                (1,558,194)                   --                 (1,558,194)
                                             -------------------------  --------------------     ----------------------
 Total net deferred tax assets.............. Ps.            50,796,438  Ps.       20,200,849      Ps.        70,997,287
                                             -------------------------  --------------------     ----------------------
 DEFERRED TAX LIABILITIES:

 Fixed assets...............................              (134,002,415)               98,076               (133,904,339)
 Inventory..................................                (3,141,353)                   --                 (3,141,353)
 Intangible assets..........................                (4,351,757)            1,601,836                 (2,749,921)
 Others.....................................                  (288,544)                   --                   (288,544)
                                             -------------------------  --------------------     ----------------------
 Total gross deferred tax liabilities....... Ps.          (141,784,069)  Ps.       1,699,912      Ps.      (140,084,157)
                                             -------------------------  --------------------     ----------------------
 NET DEFERRED INCOME TAX ASSET (LIABILITY) . Ps.           (90,987,631)  Ps.      21,900,761      Ps.       (69,086,870)
                                             =========================  ====================     ======================


                                                                                    2001
                                              ----------------------------------------------------------------------------
                                                  SFAS 109 APPLIED TO     SFAS 109 APPLIED TO US
                                               ARGENTINE GAAP BALANCES       GAAP ADJUSTMENTS             SFAS 109
                                             -------------------------   ------------------------    ---------------------
 DEFERRED TAX ASSETS:
 Tax loss carryforward......................  Ps.            5,773,503    Ps.                 - -     Ps.        5,773,503
 Allowance for doubtful accounts............                   260,247                        - -                  260,247
 Provisions.................................                   279,757                        - -                  279,757
 Other......................................                       - -                        - -                      - -
 Accounting for derivatives and hedging.....                       - -                  3,527,670                3,527,670
 Credit card securitization.................                       - -                    150,510                  150,510
                                             -------------------------   ------------------------    ---------------------
 Total gross deferred tax assets............                 6,313,507                  3,678,180                9,991,687
                                             -------------------------   ------------------------    ---------------------
 Valuation allowance........................                (2,339,729)                        - -              (2,339,729)
                                             -------------------------   ------------------------    ---------------------
 Total net deferred tax assets..............  Ps.            3,973,778    Ps.           3,678,180     Ps.        7,651,958
                                             -------------------------   ------------------------    ---------------------
 DEFERRED TAX LIABILITIES:

 Fixed assets...............................               (18,220,043)                    153,929             (18,066,114)
 Inventory..................................                  (217,240)                     68,764                (148,476)
 Intangible assets..........................                (5,446,783)                  1,863,347              (3,583,436)
 Others.....................................                  (564,450)                        - -                (564,450)
                                             -------------------------   ------------------------    ---------------------
 Total gross deferred tax liabilities.......   Ps.         (24,448,516)    Ps.           2,086,040     Ps.     (22,362,476)
                                             -------------------------   ------------------------    ---------------------
 NET DEFERRED INCOME TAX ASSET (LIABILITY) .   Ps.         (20,474,738)    Ps.           5,764,220     Ps.     (14,710,518
                                             =========================   ========================    =====================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     P)  DEFERRED INCOME TAX (CONTINUED)

     As of June 30, 2002 and 2001, Ps. 24,718,792 and Ps. 7,254,808,
respectively are classified as current assets, and Ps. 93,805,662 and Ps. 21,965,326, respectively, are classified as non-current liabilities.

     Income tax expense (benefit) for the years ended June 30 consists of the following:

                                                                2002                   2001                          2000
                                                -------------------------  ---------------------        -----------------------
      Current income tax expense..............  Ps.             1,290,443  Ps.         2,356,802        Ps.           8,349,736
      Deferred income tax expense (benefit)...                 55,695,356              2,156,130                    (18,565,668)
                                                -------------------------  ---------------------        -----------------------
      Income tax expense (benefit)............  Ps.            56,985,799  Ps.         4,512,932        Ps.         (10,215,932)
                                                =========================  =====================        =======================


     The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory rate prevailing as of each year end, as follows:

                                                                                   YEARS ENDED JUNE 30,
                                                              --------------------------------------------------------------------
                                                                       2002                    2001                    2000
                                                              -----------------------  ---------------------   -------------------
      Income tax (benefit) expense at statutory
      tax rate on pretax (loss) income in
      accordance with US GAAP..............................   Ps.         (32,949,192) Ps.        (2,941,411)  Ps.         318,117
      Non-deductible expenses..............................                 6,677,688              4,446,705           (11,937,225)
      Net loss in related companies........................                 2,597,139              2,799,659               785,696
      Change in valuation allowance........................                   317,090              1,146,652               711,008
      Inflation adjustment.................................                79,999,550                     --                    --
      Others, net..........................................                   343,524               (938,673)              (93,528)
                                                              -----------------------  ---------------------   -------------------
      Income tax expense (benefit).........................   Ps.          56,985,799  Ps.         4,512,932   Ps.     (10,215,932)
                                                              =======================  =====================   ===================

     Q)  ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES

     As discussed in Note 13, the Company enters into interest rate swaps and foreign currency forward contracts to further manage its exposure to interest rate variations related to its borrowings and to lower its overall borrowing costs.

     At June 30, 2002 and 2001, the Company had the following derivative activity:

     (i) Interest rate swaps

     During fiscal year 2000, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As collateral for the agreement, the Company was required to make a deposit with the counterpart, totaling US$ 50.4 million at June 30, 2002.

     Under Argentine GAAP, any differential to be paid or received is accrued and is recognized as an adjustment to interest expense in the statement of operations. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the swap agreement is not recognized in the financial statements.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     Q)  ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES (CONTINUED)

     (i) Interest rate swaps (continued)

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     SFAS No. 133 was subsequently amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and is now effective for fiscal years beginning after June 15, 2000, but may be implemented as of the beginning of any fiscal quarter after issuance. Retroactive application is not permitted. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. Changes in accounting methods will be required for derivative instruments utilized by the Company to hedge foreign currency exchange rate and interest rate risks. Such derivatives include foreign currency forward contracts and interest rate swaps. In June 2000, the FASB issued Statement 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which addresses a limited number of implementation issues arising from SFAS 133.

     Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and its corresponding amendments under SFAS No. 138, on July 1, 2000.

     Under US GAAP, the swap is required to be recorded on the balance sheet at fair value. The interest rate swap was originally designated as a hedge of the change in fair value of the fixed-rate debt related to fluctuations in interest rates, and accordingly, differences between the changes in the fair value of the swap and the hedged fixed-rate debt, representing hedge ineffectiveness, were recognized in earnings. Subsequent to June 30, 2001, due to the modifications of the swap agreement, the swap does not longer qualify for hedge accounting, and accordingly, changes in fair value of the swap agreement are recognized in earnings in the current period.

     In accordance with the transition provisions of FAS 133, the Company recorded a net-of-tax cumulative-effect-type adjustment of Ps. 0.2 million
(loss) in earnings during the year ended June 30, 2001 to recognize at fair value the swap designated as a fair value hedge and the difference (attributable to the hedged risks) between the carrying value and the fair value of related hedged debt.

     (ii) Foreign currency forward contracts

     Consistent with the Company's risk management policies, the Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. At June 30, 2001, the Company had outstanding foreign currency forward contracts with financials institutions to sell an aggregate net amount of US$ 80.0 million with a final maturity through September 15, 2001. At June 30, 2002, the Company does not hold any foreign currency forward-exchange contract outstanding.

     Under Argentine GAAP, the fair value of the forward foreign exchange contracts is not recognized in the financial statements. Under US GAAP, these forward contracts do not qualify for hedge accounting treatment under FAS 133. However, these derivatives, although not designated in a hedging relationship, are required to be recorded on the balance sheet at fair value. Changes in fair values of these derivative instruments not designated as hedging instruments are recognized in earnings in the current period. In accordance with the transition provisions of FAS 133, the Company recorded a net-of-tax cumulative-effect-type adjustment of Ps. 0.4 million (gain) in earnings during the year ended June 30, 2001.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     Q)  ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES (CONTINUED)

   (iii) Additional disclosure requirements

     The Company's policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked to market and recognized in earnings immediately. The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or is sold, terminated, or exercised; when the derivative is dedesignated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

     The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy.

     When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in OCI will be recognized immediately in earnings. When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in OCI and will be recognized when the transaction affects earnings; however, prospective hedge accounting for this transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

     R)  MINORITY INTEREST

     This adjustment represents the effect on minority interest of the foregoing reconciling items.

     II.  Additional disclosure requirements

     A)  SEGMENT INFORMATION

     Under Argentine GAAP, when an entity has different activities, it is recommended practice (but not compulsory) to disclose the revenues and expenses for each activity in the financial statements or as supplementary information. Furthermore, the Company believes that the presentation of segment information facilitates a clearer understanding of the Company's performance by readers. Argentine GAAP does not prescribe any guidance in presenting segment information. Accordingly, the Company has chosen to follow the guidance set forth in SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" in determining the number and nature of reportable operating segments presented in the primary financial statements (See Note 10 for details)

     B)  DISCLOSURE OF MATURITIES OF LONG-TERM DEBT

     Scheduled maturities of the long-term debt for the next years, as of June 30, 2002, are as follows:

2003............................................................................. Ps.       23,078,795
2004.............................................................................           15,618,750
2005.............................................................................          153,129,940
                                                                                  --------------------
                                                                                  Ps.      191,827,485
                                                                                  ====================

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     C)  DISCLOSURE OF OPERATING LEASE INFORMATION

     The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant's base rent generally increases between 4% and 7% each year during the term of the lease.

     Included in lease revenues for the years ended June 30, 2002, 2001 and 2000 were contingent rentals of Ps. 5.3 million, Ps. 7.5 million and Ps. 9.0 million, respectively.

     D)  DISCLOSURE OF RELATED PARTIES TRANSACTIONS

     The following disclosures of transactions with related parties are required under US GAAP:

     Donations: In November 1997, the Company's Board of Directors agreed to enter into an agreement with Fundacion IRSA, a charitable, no-for profit corporation of which Eduardo S. Elsztain is a Director and his wife is the President, whereby the Company granted to Fundacion IRSA, the right to use 3,800 square meters of constructed area in Abasto for no charge for a period of 30 years. This area is used for a children's museum called Museo de los Ninos - Abasto, which is an interactive learning center for both children and adults. The Company expects that the children's museum will attract additional customers to Abasto. The museum opened in April 1999.

     Advisory services: On October 29, 1996, at the general and extraordinary shareholder's meeting of the Company, the shareholders authorized the Board of Directors to enter into an agreement with a consultant relating to the provision of construction management services, specifically related to the construction of Abasto and Torres de Abasto. Such decision was based on the need to have advisory with high specialization in the analysis and execution of those types of developments, since Alto Palermo does not have its own personnel with such expertise. The Company subsequently agreed to receive such services from IRSA and Parque Arauco, jointly in relation to the construction of Abasto and from IRSA alone, regarding the construction of Torres de Abasto. Pursuant to the agreement between the parties, the fee for the provision of these services is 5% of all direct expenses incurred in the construction of the said properties. In terms of Abasto, this fee is split 65% as to IRSA and 35% as to Parque Arauco.

     On May 1, 2000, the Company entered into an agreement with IRSA for the sale or lease of the remaining units of Torres de Abasto project for a monthly fixed fee of Ps. 2,500 plus an additional fee of: (i) one percent of total selling price; or (ii) two percent of the total lease contract.

     Since the commercialization of the units is completed, the agreement between both companies has expired.

     Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, the Company and IRSA provide themselves and Cresud S.A.C.I.F. y A. corporate services in the areas of institutional relations, finance and human resources.

     Legal services: During the years ended June 30, 2002, 2001 and 2000, the law firm Zang, Bergel & Vines provided the Company legal services amounting to Ps. 1.2 million, Ps. 2.0 million and Ps. 1.6 million, respectively. Saul Zang, director of the Company, and Ernesto M. Vines and Juan M. Quintana, alternate directors of the Company, are partners of the law firm.

     E)  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     E)  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133, which is effective July 1, 2000, supersedes SFAS No. 105 and SFAS No. 119 and amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 15.II.f) for details of concentration of credit risk.

     Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company's fair values should not be compared to those of other companies.

     Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

     The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2002 and 2001 are as follows:

     Cash and cash equivalents

     The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

     Mortgages and leases receivable, net

     The estimated fair value of mortgage notes receivable collateralized by real property is based on discounting the future cash flows at a year-end risk adjusted lending rate that the Company would utilize for loans of similar risk and duration. It is not practicable to estimate the fair value of leases receivable because of the inability to estimate it without incurring excessive costs.

     Accounts and notes receivable, net

     Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     E)  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     Retained interest in transferred credit card receivables

     Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a "cash out" basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2002 and 2001, the fair value of retained interests in transferred credit card receivables amounted to Ps. 6.7 million and Ps. 17.7 million, respectively.

     Accounts and notes payable

     The carrying amount of accounts and notes payable reported in the balance sheet approximates its fair value.

     Short-term debt

     The carrying amount of short-term debt reported in the balance sheet approximates fair value due to its short-term nature.

     Long-Term debt

     As of June 30, 2002 and 2001 the carrying amount of long-term debt reported in the balance sheet approximates its fair value.

     Other receivables and Other liabilities

     The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

     Forward foreign currency exchange contracts

     The fair value of the forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates. As of June 30, 2001, the fair value of foreign exchange forward contracts totaled Ps. 1.1 million.

     Interest rate swap agreement

     The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. At June 30, 2002 and 2001, outstanding interest rate swaps had estimated fair values, which were unfavorable by approximately Ps. 245.9 million and Ps. 26.0 million, respectively. The accompanying consolidated balance sheets do not reflect those values.

     F)  CREDIT RISK

     The Company is exposed to a significant concentration of credit risk, relating to its cash and current investments. The Company places its cash and current investments in high quality financial institutions that are located in Argentina and United States. The Company's policy is to limit the exposure with any one institution.

     As of June 30, 2002 and 2001, approximately Ps. 7.0 million and Ps. 16.9 million included in the cash balances were held with 17 institutions and 15 institutions, respectively. The Company has not experienced any significant losses in such accounts.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     F)  CREDIT RISK (CONTINUED)

     Credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company's shopping centers. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgement.

     As of June 30, 2002 the Company has sold credit card receivables of Ps.
121.7 million through securitization transactions, for which the Company's credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 9.6 million (equity value) and a Ps. 0.3 million escrow reserves for losses.

     G)  BALANCE SHEET CLASSIFICATION DIFFERENCES

     Under Argentine GAAP, assets and liabilities are classified in the current or non-current, principally depending on the expected settlement dates. Under US GAAP, real estate enterprises generally do not present a classified balance sheet.

     As discussed in Note 5.g., at June 30, 2002, the Company has not complied with certain restrictive covenants set forth in the Senior Notes Agreement. On August 22, 2002, the Company obtained a limited waiver from the holders of the Senior Notes with respect to such covenant violations. As a result, under Argentine GAAP, the Company has classified the amounts as long-term obligations in the accompanying consolidated balance sheet. Under US GAAP, Statement of Financial Accounting Standards ("SFAS") No.78 "Classification of Obligations That Are Callable by the Creditor" clarifies how obligations that are callable by the creditor should be presented by the debtor in a classified balance sheet. Specifically, it addresses whether an obligation should be classified as a current liability if the debtor is in violation of a provision of a long-term debt agreement at the balance-sheet date and (a) the violation makes the obligation callable at the balance-sheet date or (b) the violation, if not cured within a specified grace period, will make the obligation callable within one year from the balance-sheet date. Pursuant to this guidance and given that the Company has not obtained a permanent waiver and there is no assurance that an acceleration will not take place within a one year period, for US GAAP purposes the entire outstanding balance would have been classified as a current-liability.

     H)  RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1999, FASB issued SFAS No. 136, "Transfers of Assets to a Not-for-Profit Organization or Charitable Trust That Raises or Holds Contributions for Other". This Statement establishes standards for transactions in which an entity -the donor- makes a contribution by transferring assets to a not-for-profit organization or charitable trust -the recipient organization-that accepts the assets from the donor and agrees to use those assets on behalf of or transfer those assets, the return on investment of those assets, or both to another entity -the beneficiary- that is specified by the donor. It also establishes standards for transactions that take place in a similar manner but are not contributions because the transfers are revocable, repayable, or reciprocal. The Company adopted SFAS No. 136 effective July 1, 2000. Its adoption did not have a material effect on the company's results of operations and financial condition.

     In June 2001, SFAS No. 141, "Business Combinations," was issued. This statement eliminates pooling of interests accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company adopted this standard on July 1, 2001 and the adoption of this standard did not have a significant effect on the Company's financial statements.







15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


H)   RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

     In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis (at least annually). An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." (SFAS No. 121). The Company is required to adopt the provisions of SFAS No. 142 effective for fiscal 2003. SFAS No. 141 will require upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. The Company currently has unamortized goodwill remaining from certain purchase business acquisitions in the amount of Ps. 27.9 million, which will be subject to the transition provisions of SFAS 141 and 142. Amortization expense related to goodwill was Ps. 4.3 million, Ps. 4.3 million and Ps. 2.3 million for the years ended June 30, 2002, 2001 and 2000, respectively. The Company is currently analyzing the impact SFAS 141 and 142 will have on the consolidated financial statements.

     In August, 2001, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal year beginning on July 1, 2002. The Company does not anticipate that SFAS No. 143 will significantly impact the Company's consolidated financial statements.

     On October 3, 2001, FASB issued SFAS No. 144. "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", it retains many of the fundamental provisions of that Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate that the initial adoption of SFAS No. 144 will have a significant impact on the Company's financial statements.

     On May 1, 2002, the FASB issued SFAS No. 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002" (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria set forth in APB 30. These provisions are effective for fiscal years beginning after May 15, 2002, with early application encouraged. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. The Company adopted this standard on April 1, 2002. As such, gains and losses on extinguisment of debt recorded in prior periods are no longer reported as extraordinary items. See Note 15.II.p).

15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     I)  RISKS AND UNCERTAINTIES

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     The Company's operations are subject to risks and uncertainties with respect to:

     Risks associated with Argentine operations. All Company's operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The Argentine economy has experienced a persistent recession since 1988, and in recent months the recession has deepened into an unprecedented political and economic crisis which has disrupted Argentina's financial system and effectively paralyzed the economy.

     Shopping center operating risks: The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people and the level of sales of each shopping center rental unit within the Company's shopping centers, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Company if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

     All of the Company's lease agreements with tenants were denominated in U.S. dollars. As a result of the economic measures announced by the government in early 2002, the Company's lease agreements were converted into pesos at a rate of Ps. 1.0 per U.S. dollar, and are subject to an adjusting index (CER) as from February 3, 2002 that will be retroactively collected beginning August 2002. If services prices are higher or lower than amounts paid at due dates, the Company or tenants can request a price readjustment. If the parties do not reach an agreement, lawsuits, or other legal action may be initiated. The increase in the adjusting index may affect the risk of default on the Company's leases with tenants, as any of the Company's tenants may not be able to increase its revenues due to the economic recession.

     Since May 28, 1997, Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half months rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds after the first year of the lease. The exercise of such rescission rights could materially and adversely affect the Company.

     Real estate market operating risks: The Company's property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company's lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition form other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property constructed (Torres de Abasto), or to be constructed (Coto Residential Project and the Rosario Project), could have a material adverse effect on the Company.

     An economic downturn in the areas in which the shopping centers are located might adversely affect the Company's sales (through bankruptcy of tenants and reduction in the shopping center sales due to lower variable income). Increases in operating costs due to inflation and other factors may result in some tenants being unable or unwilling to pay rent or expense increases. In addition, the Company has several tenants occupying space in more than one shopping center and, as a result, if any of such tenants should experience financial difficulties and cease paying rent, the Company's operating results could be adversely affected. Furthermore, as leases on properties expire, the Company may be unable to find new tenants or tenants may enter into new leases on terms that are less favorable to the Company. The failure to lease such properties could have a material adverse effect on the Company.

15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     I)  RISKS AND UNCERTAINTIES (CONTINUED)

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     Credit card operating risks: Credit card operations are subject to federal legislation and regulation. From time to time, such legislation, as well as competitive conditions, may affect, among other things, credit card finance charges. While the Company cannot predict the effect of future competitive conditions and legislation or the measures the Company might take in response thereto, a significant reduction in the finance charges imposed by Tarshop would have an adverse effect on the Company. In addition, changes in general Argentine economic conditions, including, but not limited to, higher interest rates and increases in delinquencies, charge-offs and personal bankruptcies could have an adverse effect on the Company.

     E-commerce risks: The Company also offers its services over the Internet, and competes in the market for Internet services and products, which is characterized by intense competition and rapid technological changes. The Company's internet ventures have a limited operating history, have never generated profits, and their prospects are subject to the risks, expenses, and uncertainties frequently encountered by companies in new and rapidly evolving markets for internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by Web consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable.

     J)  CAPITALIZED INTEREST

     Under both Argentine and US GAAP, during the year ended June 30, 2000 the Company capitalized interest on funds borrowed to finance construction amounting to Ps. 4.3 million. No interest costs were capitalized for the years ended June 30, 2002 and 2001.

     K)  STATEMENTS OF CASH FLOWS

     The Company has elected to present the statements of cash flows in the primary financial statements using the guidance set forth in SFAS No. 95 "Statement of Cash Flows" but using Argentine GAAP numbers. As further described in Note 4.b., the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. However, as discussed further below, certain differences do exist between cash flows from operating, investing and financing activities reported in the primary financial statements and cash flows from operating, investing and financing activities that would be reported in a statement of cash flows prepared using US GAAP numbers.

     Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. The following table reconciles the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the years shown in the statements of cash flows:

                                                                              AS OF JUNE 30,
                                                ------------------------------------------------------------------------
                                                         2002                      2001                    2000
                                                --------------------    ----------------------   -----------------------
     Cash and banks ........................    Ps.        12,841,574   Ps.         13,445,875   Ps.           6,713,980
     Cash equivalents:
          Time deposits.....................                  243,125                       --                 3,930,385
          Mutual funds......................                  126,238                5,434,225                 2,831,850
          Other.............................                1,436,408                       --                        --
                                                ---------------------   ----------------------   -----------------------
     Total cash and cash equivalents........    Ps.        14,647,345   Ps.         18,880,100   Ps.          13,476,215
                                                =====================   ======================   =======================



15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     K)  STATEMENTS OF CASH FLOWS (CONTINUED)

               Under Argentine GAAP, all costs incurred in the development of software for internal use were reported as cash flow from investing activities. Under US GAAP, certain of these costs were not capitalized and accordingly would be

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


classified as cash flows from operating activities. In addition, under Argentine GAAP nor the effect of exchange rate changes on cash and cash equivalents, neither the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the statement of cash flows, which contemplate classification differences under US GAAP:

                                                                                       FOR THE YEARS ENDED JUNE 30,
                                                                      -----------------------------------------------------------
                                                                             2002                 2001                 2000
                                                                      ----------------     ----------------      ----------------
     Net cash provided by operating activities....................    Ps.   59,775,402     Ps.   27,897,594      Ps.  85,386,731
     Net cash used in investing activities........................          (3,120,106)         (48,205,584)         (47,830,195)
     Net cash (used in) provided by financing activities..........         (48,824,788)          25,711,875          (63,269,674)
     Effect of exchange rate changes on cash and cash equivalents.             (47,222)                  --                   --
     Effects of inflation accounting..............................    Ps.  (12,016,041)    Ps.           --      Ps.          --

     L)  EARNINGS PER SHARE

     Under Argentine GAAP, the Company is not required to present earnings per share information. Under US GAAP, basic and diluted net (loss) income per share are presented in conformity with SFAS No. 128 "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98") for all years presented.

     Basic net (loss) income per share is computed by dividing the net (loss) income available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net (loss) income per share is computed by dividing the net (loss) income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

     Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

     As discussed in Note 15.II.h), under US GAAP gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items. Thus, the Company reflected the impact of such reclassification in the presentation of earnings per share.







15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     L)  EARNINGS PER SHARE (CONTINUED)

     The following tables set forth the computation of basic and diluted net
(loss) income per share under US GAAP for the periods indicated:

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                                                           YEAR ENDED JUNE 30,
                                                                  ----------------------------------------------------------------
                                                                        2002                   2001                     2000
                                                                  -----------------     ------------------        ----------------
     Numerator:

     (Loss) income before accounting changes....................  Ps.  (143,981,109)    Ps.    (12,885,403)       Ps.   10,252,335
     Accounting changes.........................................                 --                226,921                      --
                                                                  -----------------     ------------------        ----------------
     Net (loss) income available to common shareholders.........  Ps.  (143,981,109)    Ps.    (12,658,482)       Ps.   10,252,335
                                                                  =================     ==================        ================

     Denominator:

     Basic and diluted weighted average shares outstanding......        700,000,000            700,000,000             673,708,791

     Basic and diluted earnings per share under US GAAP:

     (Loss) income before accounting changes....................  Ps.       (0.2057)    Ps.        (0.0184)       Ps.       0.0152
     Accounting changes.........................................                 --                 0.0003                      --
                                                                  -----------------     ------------------        ----------------
     Basic and diluted net (loss) income per common share.......  Ps.       (0.2057)    Ps.        (0.0181)       Ps.       0.0152
                                                                  =================     ==================        ================

     The following tables set forth the proforma effects of the retroactive application of a change in accounting principle on earnings per share:

                                                                                            YEAR ENDED JUNE 30,
                                                                   ----------------------------------------------------------------
                                                                         2002                   2001                     2000
                                                                   -----------------     ------------------        ----------------
     Basic and diluted net (loss) income per share under US GAAP.  Ps.      (0.2057)    Ps.        (0.0184)       Ps.      0.0156

     M)  SEVERANCE INDEMNITIES

     Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, "Employers' Accounting for Post-employment Benefits", and SFAS No. 43, "Accounting for Compensated Absences", which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

     N)  PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     The following selected unaudited pro forma information is being provided to present a summary of the consolidated results of the Company as if the acquisitions described in Note 3.e had occurred as of the beginning of the periods presented, giving effect to purchase accounting adjustments. The pro forma data is for information purposes only and may not necessarily reflect the results of operations of the Company had the acquired business operated as part of the Company for the periods presented.

                                                                              YEAR ENDED JUNE 30,
                                                                   ----------------------------------------
                                                                         2002                   2001
                                                                   -----------------     ------------------
     Leases and services revenue .............................     Ps.   175,139,270     Ps.    190,546,216
     Net income (loss)........................................             5,462,598             (2,835,103)
     Basic and diluted net income (loss), per common share....                0.0078                (0.0042)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     O)  CONSOLIDATION UNDER US GAAP

     As discussed in Note 12, the Company has ongoing revolving period securitization programs through which it transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors. Under Argentine GAAP, to the extent that certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company's balance sheet. The remaining

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


receivables in the trust, which have not been sold to third parties, are reflected on the Company's balance sheet as a retained interest in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method.

     Under US GAAP, certain of the special purpose entity structures in securitization programs would have been consolidated in accordance with Emerging Issues Task Force Issue ("EITF") No. 96-20, "Impact of SFAS No. 125 on Consolidation of Special Purpose Entities" considering the criteria established by this standard for precluding consolidation are not met. Presented below is the consolidated condensed information of the Company at June 30, 2002 giving effect to the abovementioned consolidation:

                                                         AS OF JUNE 30, 2002
                                  --------------------------------------------------------------------------
                                      COMPANY             SPE              ELIMINATIONS        CONSOLIDATED

                                  --------------- ----------------- -------------------- -------------------
     Current assets............        49,586,054        12,464,571                   --           62,050,625
     Non-current assets........       969,933,533           662,994           (1,913,960)         968,682,567
                                  --------------- ----------------- -------------------- -------------------
     TOTAL ASSETS..............     1,019,519,587        13,127,565           (1,913,960)       1,030,733,192

     Current liabilities.......        84,289,415         4,579,965                   --          88,869,380
     Non-current liabilities...       319,441,143         6,633,640                   --         326,074,783
                                  --------------- ----------------- -------------------- -------------------
     TOTAL LIABILITIES.........       403,730,558        11,213,605                   --         414,944,163

     MINORITY INTEREST.........        14,581,843                --                   --          14,581,843

     SHAREHOLDERS' EQUITY......       601,207,186         1,913,960           (1,913,960)         601,207,186

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     P)  STATEMENT OF INCOME CLASSIFICATION DIFFERENCES

         OPERATING INCOME

     Under US GAAP, certain expense items included in the Argentine GAAP financial statements of the Company within "Other expense, net" would be included in the determination of operating income. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within "Other expense, net". Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded. Operating income under US GAAP would have been Ps. 1.1 million, Ps. 70.8 million and Ps. 52.2 million for the years ended June 30, 2002, 2001 and 2000, respectively.

     EARLY EXTINGUISHMENT OF DEBT

     As discussed in Note 15.II.h), the Company adopted SFAS No. 145 on April 1, 2002. As such, under US GAAP, gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items.

     Q)  EQUITY INVESTMENTS

     The investments in Perez Cuesta and E-Commerce Latina are accounted for using the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company's share of the undistributed earnings or losses.

     The Company's share of the loss of these affiliates was Ps. 4.8 million, Ps. 3.3 million and Ps. 0.04 million during the years ended June 30, 2002, 2001 and 2000, respectively, and its investment in these companies totaled Ps. 18.2 million at June 30, 2002 and Ps. 22.9 million at June 30, 2001.

     Summarized financial information of these affiliates (on a 100% basis) is as follows:

     PEREZ CUESTA

                                                                                            AS OF JUNE 30,
                                                                    --------------------------------------------------------------
                                                                                2002                             2001
                                                                    -----------------------------    -----------------------------
         Current assets...................................          Ps.                 6,665,454    Ps.                14,470,853
         Non-current assets...............................                             87,123,173                       91,273,152
                                                                    -----------------------------    -----------------------------
         Total assets.....................................                             93,788,627                      105,744,005
                                                                    -----------------------------    -----------------------------
         Current liabilities..............................                             20,590,885                       22,208,527
         Non-current liabilities .........................                             41,816,893                       66,103,140
                                                                    ------------------------------   -----------------------------
         Total liabilities................................                             62,407,778                       88,311,667
                                                                    ------------------------------   -----------------------------
         Shareholders' equity ............................          Ps.                31,380,849    Ps.                17,432,338
                                                                    =============================    =============================

                                                                                        FOR THE YEAR ENDED JUNE 30,
                                                                    --------------------------------------------------------------
                                                                                2002                             2001
                                                                    -----------------------------   -----------------------------
         Net sales........................................          Ps.                 9,234,283    Ps.                13,321,822
         Operating (loss) income..........................                               (543,757)                       3,685,438
         Net income (loss)................................          Ps.                13,948,544    Ps.              (13,501,810)

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     Q)  EQUITY INVESTMENTS (CONTINUED)

     E-COMMERCE LATINA

                                                                                              AS OF JUNE 30,
                                                                     ------------------------------------------------------------
                                                                                2002                           2001
                                                                     ---------------------------    -----------------------------
         Current assets....................................          Ps.               7,574,861     Ps.                6,141,801
         Non-current assets................................                            4,279,820                       22,464,105
                                                                     ---------------------------    -----------------------------
         Total assets......................................                           11,854,681                       28,605,906
                                                                     ---------------------------    -----------------------------
         Current liabilities...............................                            1,474,648                        2,982,499
         Non-current liabilities ..........................                                   --                           93,606
                                                                     ---------------------------    -----------------------------
         Total liabilities.................................                            1,474,648                        3,076,105
                                                                     ---------------------------    -----------------------------
         Minority interest.................................                             (570,694)                        (268,545)
                                                                     ===========================    =============================
         Shareholders' equity .............................          Ps.              10,950,727    Ps.                25,798,346
                                                                     ===========================    =============================


                                                                                     FOR THE YEAR ENDED JUNE 30,
                                                                     ------------------------------------------------------------
                                                                                2002                           2001
                                                                     ---------------------------    -----------------------------
         Net sales.........................................          Ps.               1,343,757    Ps.                 2,037,930
         Operating loss....................................                           (6,114,137)                     (13,305,218)
         Net loss..........................................          Ps.             (14,847,621)   Ps.               (11,358,343)

     R)  INVESTMENTS IN DEBT AND EQUITY SECURITIES

     In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company has classified its investments in mutual funds as available for sale securities. The following are additional disclosure requirements in accordance with SFAS No. 115:

     Available-for-sale securities

     The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2002 and 2001 were as follows:

                                                   2002                                     2001
                                -------------------------------------------   ------------------------------------------
           INSTRUMENT            COST     UNREALIZED GAIN     MARKET VALUE      COST      UNREALIZED GAIN   MARKET VALUE
     -------------------------- ------   -----------------   --------------   ---------   ---------------   ------------
     Mutual funds.............. 97,130              29,108          126,238   5,410,473            23,752      5,434,225

     Proceeds from sales of investment securities available-for-sale during the years ended June 30, 2002 and 2001 were Ps. 26.2 million and Ps. 130.3 million, respectively. Gross gains of Ps. 0.1 million and Ps. 0.2 million for the years ended June 30, 2002 and 2001, respectively, were realized on those sales.

     S)  COMPREHENSIVE LOSS

     On July 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     S)  COMPREHENSIVE LOSS (CONTINUED)

                                                                                                YEAR ENDED JUNE 30,
                                                                               ---------------------------------------------------
                                                                                      2002              2001            2000
                                                                               ----------------  ----------------  ---------------
      Net (loss) income under US GAAP..........................................Ps. (143,981,109) Ps.  (12,658,482) Ps.  10,252,335
      Other comprehensive income:
      Net change in unrealized holding gain on available-for-sale securities of consolidated subsidiaries (net of minority interest and income taxes of Ps. 2,161 and Ps. 8,312, respectively, for 2001; and Ps. 1,624 and
      Ps. 1,875, respectively, for 2002).......................................           1,857            13,279              --
      Net change in unrealized holding gain on available-for-sale securities
      of equity investments (net of income taxes of Ps. nil)...................         (19,018)           19,018              --
      Net change in unrealized holding gain on retained interest in transferred credit card receivables (net of income taxes of
      Ps. 1,320,879 and minority interest of Ps. 490,613)......................      (1,962,448)        1,962,448              --
                                                                               ----------------  ----------------  ---------------
      Comprehensive (loss) income..............................................Ps. (145,960,718) Ps.  (10,663,737) Ps.  10,252,335
                                                                               ================  ================  ===============



                                                                                                YEAR ENDED JUNE 30,
                                                                               ---------------------------------------------------
                                                                                      2002              2001            2000
                                                                               ----------------  ----------------  ---------------

      Accumulated other comprehensive income...................................Ps.       15,136  Ps.    1,994,745  Ps.          --
                                                                               ================  ================  ===============

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     T)  INVESTMENTS IN REAL ESTATE AND ACCUMULATED DEPRECIATION

     The following is a summary of the Company's investments in real estate as of June 30, 2002 prepared in accordance with SEC S-X 12-28.


                                                                                                           Total buildings and
          Description        Encumbrances        Land        Buildings and improvement   Improvements           improvements
  ------------------------- -------------- ----------------- -------------------------  -------------      -------------------
  Shopping centers:

  - Abasto.................                Ps.     8,678,568 Ps.           214,031,278  Ps.     45,649     Ps.     214,076,927
  - Alto Palermo...........                        7,736,734               352,812,073              --             352,812,073


  - Alto Avellaneda........                       15,438,960               118,640,083           5,327             118,645,410

  - Paseo Alcorta..........                        7,124,940                85,250,494         309,341              85,559,835

  - Alto Noa...............                          317,480                25,033,389          13,620              25,047,009

  - Patio Bullrich.........                        7,492,045               133,723,256           2,577             133,725,833

  - Buenos Aires Design....                               --                37,584,722         101,535              37,686,257

  Caballito................                        7,850,559                14,220,328              --              14,220,328
  Rosario Project..........                       36,872,496                11,414,578       1,590,082              13,004,660

  Neuquen..................  Mortgage              2,948,850                 4,632,767              --               4,632,767
  Other....................                        1,024,395                 9,626,504              --               9,626,504
                                           ----------------- -------------------------  --------------     -------------------
  Total....................                Ps.    95,485,027 Ps.         1,006,969,472  Ps.  2,068,131     Ps.   1,009,037,603
                                           ================= =========================  ==============     ===================







                                                                                                                  Life on which
                                                                                                             depreciation in latest
                                                 Accumulated                                                      statements of
          Description             Total         depreciation   Date of construction  Date acquired           operations is computed
  ------------------------- ----------------- ---------------  --------------------  ----------------------  ----------------------
  Shopping centers:

  - Abasto................. Ps.   222,755,495 Ps.  29,265,534  November,1998         n/a                                31
  - Alto Palermo...........       360,548,807     124,096,924  October, 1990         November,1997 and                  26
                                                                                     March, 1998

  - Alto Avellaneda........       134,084,370      45,820,724  October, 1995         November and December,
                                                                                     1997                               19
  - Paseo Alcorta..........        92,684,775      24,834,583  June, 1992            June, 1997                         22

  - Alto Noa...............        25,364,489       5,706,162  September, 1994       March,1995, September,             23
                                                                                     1996 and January, 2000
  - Patio Bullrich.........       141,217,878      21,700,812  September, 1988       October, 1998                      23

  - Buenos Aires Design....        37,686,257      15,999,522  Between November and  November, 1997                     20
                                                               December, 1993
  Caballito................        22,070,887              --  Under construction    October, 1998                     n/a
  Rosario Project..........        49,877,156              --  Under construction    August, 1998                      n/a

  Neuquen..................         7,581,617              --  Under construction    September, 1999                   n/a
  Other....................        10,650,899         475,449  n/a                   n/a                               n/a
                            ----------------- ---------------
  Total.................... Ps. 1,104,522,630 Ps. 267,899,710
                            ================= ===============

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     T)  INVESTMENTS IN REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)


                                                                                 Years ended June 30,
                                                             -------------------------------------------------------
                                                                        2002                              2001
                                                             ------------------------          --------------------
Balance, beginning of the years.......................       Ps.        1,152,728,610          Ps.    1,148,819,295
         Additions during the years:
         Acquisitions.................................                             --                     2,678,213
         Improvements.................................                      2,068,131                    12,722,089
         Transfers from work-in-progress
         leasehold improvements.......................                             --                     4,842,528
                                                             ------------------------          --------------------
                                                                        1,154,796,741                 1,169,062,125
                                                             ------------------------          --------------------

Deductions during the years:

         Transfers to inventory.......................                             --                   (15,630,762)
         Cost of real estate sold.....................                             --                      (406,252)
         Transfers to other receivables and
         prepaid expenses.............................                             --                      (296,501)
         Impairment...................................              (1)   (50,274,111)                           --
                                                             ------------------------          --------------------
                                                                          (50,274,111)                  (16,333,515)
                                                             ------------------------          --------------------
Balance, end of the years.............................       Ps.        1,104,522,630          Ps.    1,152,728,610
                                                             ========================          ====================


(1) Includes Ps. 22,820,505 related to Alto Avellaneda, Ps. 12,771,077 related to Alto Noa, Ps. 10,453,947 related to Caballito, Ps. 3,244,901 related to Neuquen and 983,681 related to other properties.

                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     U)  MORTGAGE RECEIVABLE ON REAL ESTATE

     The following is a summary of the Company's mortgage receivable on real estate as of June 30, 2002 prepared in accordance with SEC S-X 12-29.




                                                                 Col. B.                                Col. C.
---------------------------------------------------       -----------------------      ------------------------------------------




                                                                 Interest                                Final maturity
                   Description                                     Rate                                       date

---------------------------------------------------       -----------------------      ------------------------------------------
                    Customer A                                     14%                                 June 2014
                    Customer B                                     15%                                August 2014
                    Customer C                                     16%                               December 2006
                    Customer D                                     16%                               December 2014
                    Customer E                                     14%                                 May 2014
                    Customer F                                     12%                              September 2009
                    Customer G                                     16%                               October 2009
                    Customer H                                     12%                                April 2015
                    Customer I                                     14%                                 June 2014
                    Customer J                                     14%                                 June 2014
                    Customer K                                     16%                                 June 2014
                    Customer L                                     15%                               December 2009
                    Customer M                                     14%                                 June 2009
                    Customer N                                     14%                                 June 2014
                    Customer O                                     16%                               February 2010
                    Customer P                                     12%                                April 2015
      Mortgage Receivables under Ps. 30,000                       14-16%                          July 2003-May 2009
              Mortgages Receivables                               12-17%                          June 2002-June 2014
              Ps. 30,000-Ps. 49,999

              Mortgages Receivables                               9-15%                           June 2005-June 2014
              Ps. 50,000-Ps. 69,999





                                                                           Col. D.                               Col. E.
---------------------------------------------------          ----------------------------------      ------------------------------




                                                                   Periodic payment term
                   Description                                                                                Prior liens

---------------------------------------------------          ----------------------------------      ------------------------------
                    Customer A                                            Monthly                                None
                    Customer B                                            Monthly                                None
                    Customer C                                            Monthly                                None
                    Customer D                                            Monthly                                None
                    Customer E                                            Monthly                                None
                    Customer F                                            Monthly                                None
                    Customer G                                            Monthly                                None
                    Customer H                                            Monthly                                None
                    Customer I                                            Monthly                                None
                    Customer J                                            Monthly                                None
                    Customer K                                            Monthly                                None
                    Customer L                                            Monthly                                None
                    Customer M                                            Monthly                                None
                    Customer N                                            Monthly                                None
                    Customer O                                            Monthly                                None
                    Customer P                                            Monthly                                None
      Mortgage Receivables under Ps. 30,000                               Monthly                                None
              Mortgages Receivables                                       Monthly                                None
              Ps. 30,000-Ps. 49,999

              Mortgages Receivables                                       Monthly                                None
              Ps. 50,000-Ps. 69,999













                                                                     Col. F.                                   Col. G.
 ---------------------------------------------------       ----------------------------          ---------------------------------





                    Description                              Face amount of mortgages             Carrying amount of mortgages

 ---------------------------------------------------       ----------------------------          ---------------------------------
                     Customer A                                       127,676                                 59,959
                     Customer B                                        88,800                                 92,735
                     Customer C                                        84,750                                 79,246
                     Customer D                                        79,960                                 86,070
                     Customer E                                        77,163                                 75,962
                     Customer F                                        76,000                                 63,813
                     Customer G                                        74,214                                 66,123
                     Customer H                                        72,801                                 50,409
                     Customer I                                        70,165                                 73,480
                     Customer J                                        70,000                                 84,444
                     Customer K                                        69,300                                 67,092
                     Customer L                                        65,910                                 84,217
                     Customer M                                        60,000                                 58,793
                     Customer N                                        57,802                                 53,998
                     Customer O                                        57,539                                 59,120
                     Customer P                                        53,173                                 69,257
       Mortgage Receivables under Ps. 30,000                          130,800                                 63,787
               Mortgages Receivables                                  375,632                                291,476
               Ps. 30,000-Ps. 49,999

               Mortgages Receivables                                  387,662                                188,788
               Ps. 50,000-Ps. 69,999
                                                          -----------------------------          ---------------------------------
                                                          Ps.       2,079,347                    Ps.       1,668,769
                                                          =============================          =================================



                                                                         Col. H.
---------------------------------------------------       -------------------------------------



                                                              Principal amount of receivables
                                                              subject to delinquent principal
                   Description                                         or interest

---------------------------------------------------        ------------------------------------
                    Customer A                                              None
                    Customer B                                              None
                    Customer C                                              None
                    Customer D                                              None
                    Customer E                                              None
                    Customer F                                              None
                    Customer G                                              None
                    Customer H                                              None
                    Customer I                                              None
                    Customer J                                              None
                    Customer K                                              None
                    Customer L                                              None
                    Customer M                                              None
                    Customer N                                              None
                    Customer O                                              None
                    Customer P                                              None
      Mortgage Receivables under Ps. 30,000                                 None
              Mortgages Receivables                                         None
              Ps. 30,000-Ps. 49,999

              Mortgages Receivables                                         None
              Ps. 50,000-Ps. 69,999



                            ALTO PALERMO S.A. (APSA)
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


15.  DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (CONTINUED)

     U)  MORTGAGE RECEIVABLE ON REAL ESTATE (CONTINUED)

     The summary of activity in mortgage receivable is as follows:


                                                                                    YEARS ENDED JUNE 30,
                                                         -------------------------------------------------------------------------
                                                                        2002                                     2001
                                                         ----------------------------------      ---------------------------------
Balance, beginning of the years......................    Ps.                      3,906,494      Ps.                     3,927,596
Additions during the years:
       New mortgage receivable.......................                                    --                              1,715,850
Deductions during the years:
       Collections of principal......................           (1)              (2,237,725)                            (1,736,952)
                                                         ----------------------------------      ---------------------------------
Balance, end of years................................    Ps.                      1,668,769      Ps.                     3,906,494
                                                         ==================================      =================================


(1)    Includes exposure to inflation of Ps. 1,909,513.

16.  OTHER FINANCIAL STATEMENT INFORMATION

     The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

     a.  Fixed assets, net

     b.  Intangible assets, net

     c.  Allowances and provisions

     d. Cost of sales and development properties, leases and services and credit card operations

     e.  Foreign currency assets and liabilities

     f.  Other expenses

                            ALTO PALERMO S.A. (APSA)
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)

16.       OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

           A.         FIXED ASSETS, NET


                                                                                              Original value
                                    -----------------------------------------------------------------------------------
                                        Value as of
       Principal account             beginning of years          Additions           Deductions          Transfers
---------------------------------   ---------------------    -----------------   ---------------   --------------------
Properties:
----------
Shopping Centers:

-Abasto..........................   Ps      222,709,846      Ps         45,649     Ps.       - -   Ps.              - -
-Alto Palermo ...................           360,548,807                    - -               - -                    - -
-Alto Avellaneda.................           156,899,548                  5,327               - -                    - -
-Paseo Alcorta...................            92,370,086                145,561               - -                    - -
-Alto NOA .......................            38,121,946                 13,620               - -                    - -
-Buenos Aires Design.............            37,553,570                 44,353               - -                    - -
-Patio Bullrich..................           141,013,370                    - -               - -                    - -
-Neuquen.........................             9,185,204                    - -               - -                    - -
Rosario plots of land............            36,575,995                    - -               - -                    - -
Caballito plots of land..........             7,850,559                    - -               - -                    - -
Other............................            11,634,580                    - -               - -                    - -
Leasehold improvements...........             9,961,743                160,317          (293,281)                   - -
Facilities.......................             9,285,776                  3,525               - -                    - -
Furniture and fixtures...........             9,840,063                 19,872           (56,012)                   - -
Vehicles.........................               111,543                    - -               - -                    - -
Computer equipment...............            11,417,123                210,756           (35,753)                   - -
Software.........................             3,031,112                317,838               - -         (3)    420,333
Work-in-progress:
-Rosario.........................            11,711,079              1,590,082               - -                    - -
-Caballito ......................            24,674,275                    - -               - -                    - -
-Neuquen.........................             1,641,314                    - -               - -                    - -
-Buenos Aires Design ............                31,152                 57,182               - -                    - -
-Leasehold improvements .........               872,060                325,819               - -                    - -
-Patio Bullrich..................               201,931                  2,577               - -                    - -
-Paseo Alcorta...................                 5,348                163,780               - -                    - -
Other............................                 1,399                     --               - -                    - -
                                    --------------------     ------------------    --------------   --------------------
Total as of June 30, 2002........   Ps    1,197,249,429      Ps      3,106,258     Ps.  (385,046)   Ps.         420,333
                                    ====================     ==================    ==============   ====================
Total as of June 30, 2001........   Ps    1,192,516,206      Ps  (5) 21,066,738    Ps.  (406,252)   Ps. (4) (15,927,263)
                                    ====================     ==================    ==============   ====================


                                          Original Value
                                       -------------------
                                           Value as of
       Principal account                  end of years
---------------------------------      -------------------
Properties:
----------
Shopping Centers:

-Abasto..........................       Ps.   222,755,495
-Alto Palermo ...................             360,548,807
-Alto Avellaneda.................             156,904,875
-Paseo Alcorta...................              92,515,647
-Alto NOA .......................              38,135,566
-Buenos Aires Design.............              37,597,923
-Patio Bullrich..................             141,013,370
-Neuquen.........................               9,185,204
Rosario plots of land............              36,575,995
Caballito plots of land..........               7,850,559
Other............................              11,634,580
Leasehold improvements...........               9,828,779
Facilities.......................               9,289,301
Furniture and fixtures...........               9,803,923
Vehicles.........................                 111,543
Computer equipment...............              11,592,126
Software.........................               3,769,283
Work-in-progress:
-Rosario.........................              13,301,161
-Caballito ......................              24,674,275
-Neuquen.........................               1,641,314
-Buenos Aires Design ............                  88,334
-Leasehold improvements .........               1,197,879
-Patio Bullrich..................                 204,508
-Paseo Alcorta...................                 169,128
Other............................                   1,399
                                    ----------------------
Total as of June 30, 2002........   Ps.     1,200,390,974
                                    ======================
Total as of June 30, 2001........   Ps.     1,197,249,429
                                    ======================



                                                                      Depreciation
                                    ----------------------------------------------------------------------------------------------
                                                                                   Current year
                                                               -------------------------------------------------------------------
                                      Accumulated as of        Increases (decreases)                           Accumulated as of
       Principal account               beginning of years          and transfers             Amount (1)            end of years
---------------------------------   ------------------------   ---------------------  ---------------------   --------------------
Properties:
----------
Shopping Centers:
-Abasto..........................      Ps.    22,486,929       Ps.         - -        Ps.       6,778,605      Ps.    29,265,534
-Alto Palermo ...................            107,904,123                   - -                 16,192,801            124,096,924
-Alto Avellaneda.................             37,842,081                   - -                  7,978,643             45,820,724
-Paseo Alcorta...................             21,263,988                   - -                  3,570,595             24,834,583
-Alto NOA .......................              3,890,436                   - -                  1,815,726              5,706,162
-Buenos Aires Design.............             14,006,210                   - -                  1,993,312             15,999,522
-Patio Bullrich..................             15,892,866                   - -                  5,807,946             21,700,812
-Neuquen.........................                    - -                   - -                        - -                    - -
Rosario plots of land............                    - -                   - -                        - -                    - -
Caballito plots of land..........                    - -                   - -                        - -                    - -
Other............................                146,965                   - -                    328,484                475,449
Leasehold improvements...........              4,252,521              (124,796)                 1,042,530              5,170,255
Facilities.......................              6,594,739                   - -                    923,036              7,517,775
Furniture and fixtures...........              6,788,613               (56,012)                 1,046,849              7,779,450
Vehicles.........................                 98,010                   - -                     13,533                111,543
Computer equipment...............              7,452,310               (35,753)                 1,440,026              8,856,583
Software.........................              1,143,863          (3)   79,621                    825,171              2,048,655
Work-in-progress:
-Rosario.........................                    - -                   - -                        - -                    - -
-Caballito ......................                    - -                   - -                        - -                    - -
-Neuquen.........................                    - -                   - -                        - -                    - -
-Buenos Aires Design ............                    - -                   - -                        - -                    - -
-Leasehold improvements .........                    - -                   - -                        - -                    - -
-Patio Bullrich..................                    - -                   - -                        - -                    - -
-Paseo Alcorta...................                    - -                   - -                        - -                    - -

Other............................                  1,399                   - -                        - -                  1,399
                                   ------------------------    --------------------  ----------------------  --------------------
Total as of June 30, 2002........  Ps.       249,765,053       Ps.    (136,940)      Ps.  (2)  49,757,257     Ps.    299,385,370
                                   ========================    ====================  ======================  ====================
Total as of June 30, 2001........  Ps.       199,839,208       Ps.  (6) (2,017)      Ps.       49,927,862     Ps.    249,765,053
                                   ========================    ====================  ======================  ====================


                                                                                      Net carrying value as of June 30,
                                        -------------------------          -----------------------------------------------------
                                                 Impairment                           2002                        2001
                                        -------------------------          ------------------------     ------------------------
Properties:
----------
Shopping Centers:

-Abasto..........................        Ps.                 - -               Ps.      193,489,961         Ps.    200,222,917
-Alto Palermo ...................                            - -                        236,451,883                252,644,684
-Alto Avellaneda.................                    (22,820,505)                        88,263,646                119,057,467
-Paseo Alcorta...................                            - -                         67,681,064                 71,106,098
-Alto NOA .......................                    (12,771,077)                        19,658,327                 34,231,510
-Buenos Aires Design.............                            - -                         21,598,401                 23,547,360
-Patio Bullrich..................                            - -                        119,312,558                125,120,504
-Neuquen.........................                     (3,244,901)                         5,940,303                  9,185,204
Rosario plots of land............                            - -                         36,575,995                 36,575,995
Caballito plots of land..........                            - -                          7,850,559                  7,850,559
Other............................                       (983,681)                        10,175,450                 11,487,615
Leasehold improvements...........                            - -                          4,658,524                  5,709,222
Facilities.......................                            - -                          1,771,526                  2,691,037
Furniture and fixtures...........                            - -                          2,024,473                  3,051,450
Vehicles.........................                            - -                                - -                     13,533
Computer equipment...............                            - -                          2,735,543                  3,964,813
Software.........................                            - -                          1,720,628                  1,887,249
Work-in-progress:
-Rosario.........................                            - -                         13,301,161                 11,711,079
-Caballito ......................                    (10,453,947)                        14,220,328                 24,674,275
-Neuquen.........................                            - -                          1,641,314                  1,641,314
-Buenos Aires Design ............                            - -                             88,334                     31,152
-Leasehold improvements .........                            - -                          1,197,879                    872,060
-Patio Bullrich..................                            - -                            204,508                    201,931
-Paseo Alcorta...................                            - -                            169,128                      5,348
Other............................                            - -                                - -                        - -
                                         -------------------------           ----------------------      ---------------------
Total as of June 30, 2002........         Ps.        (50,274,111)             Ps.       850,731,493        Ps.             - -
                                         =========================           ======================      =====================
Total as of June 30, 2001........         Ps.                - -              Ps.               - -        Ps.     947,484,376
                                         =========================           ======================      =====================

(1) The allocation of annual depreciation charges in the statements of operations is included in "Other expenses" (Note 16.f.).
(2)  Includes Ps. 216,348 in "Other expense, net" (Note 9).
(3)  Reclassified from intangible assets.
(4) Includes Ps. 296,501 reclassified to other receivables and prepaid expenses and Ps. 15,630,762 reclassified to inventory.
(5)  Includes Ps. 544,254 related to acquisitions.
(6)  Includes Ps. 74,017 related to acquisitions.

                            ALTO PALERMO S.A. (APSA)
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)


16.    OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

       B.  INTANGIBLE ASSETS, NET

                                                                                             Original value
                                            --------------------------------------------------------------------------------------
                                            Value as of beginning
               Principal account                  of years                Additions             Deductions          Transfers
------------------------------------------  ---------------------  ---------------------    -----------------  -------------------
Trademarks ...............................  Ps          491,893      Ps.          18,558      Ps.      - -     Ps.           - -
Deferred financing costs .................           19,088,755                   55,463               - -                   - -
Expenses related to securitization of
receivables ..............................            1,764,979                4,072,475               - -                   - -
Preoperating expenses ....................           44,341,348                  361,787               - -                   - -

Advertising expenses:
--------------------
-  Torres Abasto .........................            3,708,767                      - -               - -                    - -
-  Abasto ................................            1,369,340                      - -               - -                    - -
-  Paseo Alcorta .........................              854,961                      - -               - -                    - -

Investment projects:
-------------------
-  Paseo Alcorta .........................              704,525                      - -               - -                    - -
-  Price line ............................              372,946                      - -               - -                    - -
-  Multiespacio ..........................               80,192                      - -               - -                    - -
-  Sales by TV ...........................              121,232                      - -               - -                    - -

Goodwill:
--------
-  Old Alto Palermo S.A. .................           21,917,268                      - -               - -                    - -
-  Tarshop S.A. ..........................              560,416                      - -               - -                    - -
-  Inversha S.A. .........................            1,007,912                      - -               - -                    - -
-  Pentigras S.A. ........................              587,529                      - -               - -                    - -
-  Fibesa S.A. ...........................           18,881,395                      - -               - -                    - -
Tenant List-Patio Bullrich ...............            4,188,580                      - -               - -                    - -
Deferred charges .........................              142,188                   98,940               - -                    - -
Other ....................................              332,268                   88,065               - -               (420,333)
                                            ---------------------  ---------------------    -----------------  -------------------
Total as of June 30, 2002.................  Ps      120,516,494     Ps.        4,695,288      Ps.                Ps. (3) (420,333)
                                            =====================  =====================    =================  ===================
Total as of June 30, 2001.................  Ps       93,089,331     Ps.  (5)  27,504,000      Ps.   (76,837)     Ps.          - -
                                            =====================  =====================    =================  ===================


                                                   Original Value
                                              ------------------------
                                                Value as of end
               Principal account                    of years
------------------------------------------    ----------------------
Trademarks ...............................      Ps.       510,451
Deferred financing costs .................             19,144,218
Expenses related to securitization of
receivables ..............................              5,837,454
Preoperating expenses ....................             44,703,135

Advertising expenses:
--------------------
-  Torres Abasto .........................              3,708,767
-  Abasto ................................              1,369,340
-  Paseo Alcorta .........................                854,961

Investment projects:
-------------------
-  Paseo Alcorta .........................                704,525
-  Price line ............................                372,946
-  Multiespacio ..........................                 80,192
-  Sales by TV ...........................                121,232

Goodwill:
--------
-  Old Alto Palermo S.A. .................             21,917,268
-  Tarshop S.A. ..........................                560,416
-  Inversha S.A. .........................              1,007,912
-  Pentigras S.A. ........................                587,529
-  Fibesa S.A. ...........................             18,881,395
Tenant List-Patio Bullrich ...............              4,188,580
Deferred charges .........................                241,128
Other ....................................                     --
                                              ----------------------
Total as of June 30, 2002.................      Ps.   124,791,449
                                              ======================
Total as of June 30, 2001.................      Ps.   120,516,494
                                              ======================


                                       Amortization
  ----------------------------------------------------------------------------------------------------------------------------------
                                                                       Current year
                                            ----------------------------------------------------------------------------------------
                                             Accumulated as of       Increases (decreases)          Amount         Accumulated as of
               Principal account            beginning of years           and transfers                (1)            end of years
------------------------------------------  ---------------------    ---------------------  ---------------------  -----------------
Trademarks ...............................   Ps.      99,860          Ps.         - -       Ps.         54,238     Ps.    154,098
Deferred financing costs .................         5,400,356                      - -                4,315,341          9,715,697
Expenses related to securitization of
receivables ..............................           991,870                      - -                2,154,975          3,146,845
Preoperating expenses ....................        40,060,475                      - -                1,592,827         41,653,302

Advertising expenses:
--------------------
-  Torres Abasto .........................         3,427,272                      - -                  233,282          3,660,554
-  Abasto ................................         1,255,229                      - -                  114,111          1,369,340
-  Paseo Alcorta .........................           854,961                      - -                      - -            854,961

Investment projects:
-------------------
-  Paseo Alcorta .........................           704,525                      - -                      - -            704,525
-  Price line ............................           372,946                      - -                      - -            372,946
-  Multiespacio ..........................               - -                      - -                   80,192             80,192
-  Sales by TV ...........................           121,232                      - -                      - -            121,232

Goodwill:
--------
-  Old Alto Palermo S.A. .................         8,218,974                      - -                2,191,727         10,410,701
-  Tarshop S.A. ..........................           174,062                      - -                   58,000            232,062
-  Inversha S.A. .........................           291,511                      - -                   96,051            387,562
-  Pentigras S.A. ........................           181,181                      - -                   61,536            242,717
-  Fibesa S.A. ...........................         1,888,140                      - -                1,888,140          3,776,280
Tenant List-Patio Bullrich ...............         2,303,713                      - -                  837,715          3,141,428
Deferred charges .........................             7,899                      - -                   43,446             51,345
Other ....................................            53,477                  (79,621)                  26,144                - -
                                            -------------------    --------------------   --------------------   -------------------
Total as of June 30, 2002.................  Ps.   66,407,683       Ps. (3)    (79,621)    Ps.  (2)  13,747,725   Ps.   80,075,787
                                            ===================    ====================   ====================   ===================
Total as of June 30, 2001.................  Ps.   48,925,172       Ps.            - -     Ps.  (4)  17,482,511   Ps.   66,407,683
                                            ===================    ====================   ====================   ===================




                                                    Net carrying value as of June 30,
                                             ------------------------------------------------
               Principal account                       2002                     2001
------------------------------------------   -----------------------   ----------------------
Trademarks ...............................   Ps.          356,353        Ps.        392,033
Deferred financing costs .................              9,428,521                13,688,399
Expenses related to securitization of
receivables ..............................              2,690,609                   773,109
Preoperating expenses ....................              3,049,833                 4,280,873

Advertising expenses:
--------------------
-  Torres Abasto .........................                 48,213                   281,495
-  Abasto ................................                    - -                   114,111
-  Paseo Alcorta .........................                    - -                       - -

Investment projects:
-------------------
-  Paseo Alcorta .........................                    - -                       - -
-  Price line ............................                    - -                       - -
-  Multiespacio ..........................                    - -                    80,192
-  Sales by TV ...........................                    - -                       - -

Goodwill:
--------
-  Old Alto Palermo S.A. .................             11,506,567                13,698,294
-  Tarshop S.A. ..........................                328,354                   386,354
-  Inversha S.A. .........................                620,350                   716,401
-  Pentigras S.A. ........................                344,812                   406,348
-  Fibesa S.A. ...........................             15,105,115                16,993,255
Tenant List-Patio Bullrich ...............              1,047,152                 1,884,867
Deferred charges .........................                189,783                   134,289
Other ....................................                    - -                   278,791
                                             -----------------------   ----------------------
Total as of June 30, 2002.................   Ps.       44,715,662        Ps.            - -
                                             =======================   ======================
Total as of June 30, 2001.................   Ps.              - -        Ps.     54,108,811
                                             =======================   ======================

(1) The allocation of annual amortization charges in the statements of operations is included in "Other expenses" (Note 16.f.).
(2) Includes Ps. 3,665,289 allocated in "Financial results, net" (Note 8), Ps. 730,244 in "Other expense, net" (Note 9) and Ps. 2,154,975 in "Net (loss) income in credit card trust".
(3)  Reclassified to fixed assets.
(4) Includes Ps. 2,141,519 allocated in "Financial results, net" (Note 8), Ps. 1,402,218 in "Other expense, net" (Note 9), Ps. 2,227,425 in "Net loss in equity investments" and Ps. 909,665 in "Net (loss) income in credit card trust".
(5)  Includes Ps. 1,271 related to acquisitions.

                            ALTO PALERMO S.A. (APSA)
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)

16.   OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

      C.   ALLOWANCES AND PROVISIONS



                                                         BALANCES AS OF
                    ITEM                               BEGINNING OF YEARS           ADDITIONS                    DEDUCTIONS
--------------------------------------------------    ---------------------- -------------------------  -------------------------
DEDUCTED FROM CURRENT ASSETS:

Allowance for doubtful accounts...................       Ps.    48,697,561      Ps.        47,046,857      Ps.  (1)  (45,530,137)
                                                      ---------------------  -------------------------  -------------------------
Total as of June 30, 2002.........................       Ps.    48,697,561      Ps.        47,046,857      Ps.       (45,530,137)
                                                      =====================  =========================  =========================
Total as of June 30, 2001.........................       Ps.    34,829,985      Ps.  (3)   18,221,199      Ps.        (4,353,623)
                                                      =====================  =========================  =========================
Total as of June 30, 2000.........................       Ps.    16,958,595      Ps.        19,688,732      Ps.  (6)   (1,817,342)
                                                      =====================  =========================  =========================
DEDUCTED FROM NON-CURRENT ASSETS:

Allowance for doubtful accounts...................       Ps.        62,976      Ps.             3,658      Ps.               - -

Allowance for doubtful mortgage receivable........               1,778,374                  2,541,454                 (2,111,553)

Impairment of inventory...........................                     - -                  5,586,866                        - -

Impairment of fixed assets........................       Ps.           - -      Ps.        50,274,111      Ps.               - -
                                                      ---------------------  -------------------------  -------------------------
Total as of June 30, 2002.........................       Ps.     1,841,350      Ps.        58,406,089      Ps.        (2,111,553)
                                                      =====================  =========================  =========================
Total as of June 30, 2001.........................       Ps.        12,784      Ps.         1,828,566      Ps.               - -
                                                      =====================  =========================  =========================
Total as of June 30, 2000.........................       Ps.           - -      Ps.            12,784      Ps.               - -

INCLUDED IN CURRENT LIABILITIES:

Provision for contingencies.......................       Ps.           - -      Ps.         3,474,000      Ps.               - -
                                                      ---------------------  -------------------------  -------------------------
Total as of June 30, 2002.........................       Ps.           - -      Ps.         3,474,000      Ps.               - -
                                                      =====================  =========================  =========================
Total as of June 30, 2001.........................       Ps.           - -      Ps.               - -      Ps.               - -

Total as of June 30, 2000.........................       Ps.       134,729      Ps.               - -      Ps.   (5)    (134,729)
                                                      =====================  =========================  =========================
INCLUDED IN NON-CURRENT LIABILITIES:

Provision for contingencies.......................       Ps.     3,838,409      Ps.         2,928,818      Ps.   (2)  (2,372,756)

Total as of June 30, 2002.........................       Ps.     3,838,409      Ps.         2,928,818      Ps.        (2,372,756)
                                                      =====================  =========================  =========================
Total as of June 30, 2001.........................       Ps.     4,309,172      Ps.           177,249      Ps.   (4)    (648,012)
                                                      =====================  =========================  =========================
Total as of June 30, 2000.........................       Ps.     4,000,241      Ps.   (5)     308,931      Ps.               - -
                                                      =====================  ========================== =========================


                                                                               CARRYING VALUE AS OF JUNE 30,
                                                         --------------------------------------------------------------------
                    ITEM                                          2002                   2001                  2000
--------------------------------------------------       ---------------------  ---------------------  ----------------------
DEDUCTED FROM CURRENT ASSETS:

Allowance for doubtful accounts...................          Ps.    50,214,281      Ps.    48,697,561      Ps.     34,829,985
                                                         ---------------------  ---------------------  ----------------------
Total as of June 30, 2002.........................          Ps.    50,214,281      Ps.           - -      Ps.            - -
                                                         =====================  =====================  ======================
Total as of June 30, 2001.........................          Ps.           - -      Ps.    48,697,561      Ps.            - -
                                                         =====================  =====================  ======================
Total as of June 30, 2000.........................          Ps.           - -      Ps.           - -      Ps.     34,829,985
                                                         =====================  =====================  ======================
DEDUCTED FROM NON-CURRENT ASSETS:

Allowance for doubtful accounts...................          Ps.        66,634      Ps.        62,976      Ps.         12,784

Allowance for doubtful mortgage receivable........                  2,208,275              1,778,374                     - -

Impairment of inventory...........................                  5,586,866                    - -                     - -

Impairment of fixed assets........................          Ps.    50,274,111      Ps.           - -      Ps.            - -
                                                         ---------------------  ---------------------  ----------------------
Total as of June 30, 2002.........................          Ps.    58,135,886      Ps.           - -      Ps.            - -
                                                         =====================  =====================  ======================
Total as of June 30, 2001.........................          Ps.           - -      Ps.     1,841,350      Ps.            - -
                                                         =====================  =====================  ======================
Total as of June 30, 2000.........................          Ps.           - -      Ps.           - -      Ps.         12,784
                                                         =====================  =====================  ======================
INCLUDED IN CURRENT LIABILITIES:

Provision for contingencies.......................          Ps.     3,474,000      Ps.           - -      Ps.            - -
                                                         ---------------------  ---------------------  ----------------------
Total as of June 30, 2002.........................          Ps.     3,474,000      Ps.           - -      Ps.            - -
                                                         =====================  =====================  ======================
Total as of June 30, 2001.........................          Ps.           - -      Ps.           - -      Ps.            - -
                                                         =====================  =====================  ======================
Total as of June 30, 2000.........................          Ps.           - -      Ps.           - -      Ps.            - -
                                                         =====================  =====================  ======================









INCLUDED IN NON-CURRENT LIABILITIES:

Provision for contingencies.......................          Ps.     4,394,471      Ps.     3,838,409      Ps.      4,309,172
                                                         --------------------  ---------------------  ----------------------
Total as of June 30, 2002.........................          Ps.     4,394,471      Ps.           - -      Ps.            - -
                                                         =====================  =====================  ======================
Total as of June 30, 2001.........................          Ps.           - -      Ps.     3,838,409      Ps.            - -
                                                         =====================  =====================  ======================
Total as of June 30, 2000.........................          Ps.           - -      Ps.           - -      Ps.      4,309,172
                                                         =====================  =====================  ======================

(1) Includes recovery of allowance for doubtful accounts of Ps. 78,356 and exposure to inflation of Ps. 45,451,781.
(2) Includes recovery of provision for contingencies of Ps. 104,393 and exposure to inflation of Ps. 1,929,833.
(3)  Includes Ps. 320,412 related to acquisitions.
(4)  Includes recovery of provision for contingencies of Ps. 145,330.
(5)  Includes Ps. 134, 729 reclassified to non current.
(6)  Includes recovery of allowance for doubtful accounts of Ps. 92,863.

                            ALTO PALERMO S.A. (APSA)
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)

16.    OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

D. COST OF SALES AND DEVELOPMENT PROPERTIES, LEASES AND SERVICES AND CREDIT CARD



                                                                                YEARS ENDED JUNE 30,
                                                            -----------------------------------------------------------------
                                                                   2002                    2001                    2000
                                                            --------------------   ---------------------    -----------------
I.        COST OF SALES AND DEVELOPMENT PROPERTIES

Inventory as of the beginning of the years............      Ps.      34,830,599     Ps.      31,056,878        61,523,116

Plus:

Purchases of the years................................                   84,290                     - -         3,642,401

Expenses (Note 16.f.).................................                  350,007               1,317,221         1,666,479

Reclassified from fixed assets........................                      - -              15,630,762               - -

Less:

Impairment of inventory...............................               (5,586,866)                    - -               - -

Rescissions of sales contracts........................                      - -                 (59,680)       (4,478,158)

Properties delivered..................................               (1,862,543)               (548,119)      (20,899,984)

Stock as of the end of the years......................              (23,311,765)            (34,830,599)      (31,056,878)
                                                           ---------------------    --------------------     ----------------
             COST OF SALES AND DEVELOPMENT PROPERTIES                 4,803,722              12,566,463        10,396,976
                                                           =====================    ====================     ================
II.          COST OF LEASES AND SERVICES

Expenses (Note 16.f.).................................               69,108,451              70,597,841        69,824,343
                                                           ---------------------    --------------------     ----------------
             COST OF LEASES AND SERVICES..............               69,108,451              70,597,841        69,824,343
                                                           =====================    ====================     ================
III.         COST OF CREDIT CARD OPERATIONS

Expenses (Note 16.f.).................................               11,429,544              13,977,878         8,734,312
                                                           ---------------------    --------------------     ----------------
             COST OF CREDIT CARD OPERATIONS...........               11,429,544              13,977,878         8,734,312
                                                           =====================    ====================     ================
             TOTAL COST...............................      Ps.      85,341,717              97,142,182        88,955,631
                                                           =====================    ====================     ================

                            ALTO PALERMO S.A. (APSA)
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)

16.            OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

               E.  FOREIGN CURRENCY ASSETS AND LIABILITIES

                                                                                                      Total as of June 30,
                                                            Amount of          Current       --------------------------------------
                   Captions                    Currency  foreign currency    exchange rate         2002                 2001
---------------------------------------------  --------  ----------------    -------------   ------------------   ----------------
ASSETS
CURRENT ASSETS

Cash and banks...............................     US$        1,203,746         3.70          Ps.    4,453,860     Ps.      266,084
Investments..................................     US$           11,250         3.70                    41,625              819,640
Accounts receivable, net.....................     US$              - -                                    - -           27,260,680
Other receivables and prepaid expenses.......     US$           17,000         3.70                    62,900            4,680,482
                                                         --------------                      -----------------    -----------------
TOTAL CURRENT ASSETS.........................                1,231,996                       Ps.    4,558,385     Ps.   33,026,886
                                                         --------------                      -----------------    -----------------

NON-CURRENT ASSETS

Accounts receivable, net.....................     US$          740,000         3.70          Ps.    2,738,000     Ps.    6,525,570
Other receivables and prepaid expenses, net..     US$           45,000         3.70                   166,500            2,639,227
                                                         --------------                      -----------------    -----------------
 TOTAL NON-CURRENT ASSETS.....................                 785,000                       Ps.    2,904,500     Ps.    9,164,797
                                                         --------------                      -----------------    -----------------
TOTAL ASSETS AS OF JUNE 30, 2002.............                2,016,996                       Ps.    7,462,885     Ps.          - -
                                                         ==============                      =================    =================
TOTAL ASSETS AS OF JUNE 30, 2001 ............                      - -                       Ps.          - -     Ps.   42,191,683
                                                         ==============                      =================    =================

LIABILITIES
CURRENT LIABILITIES

Trade accounts payable.......................     US$          349,869         3.80          Ps.    1,329,503     Ps.      684,296
Customer advances............................     US$              - -                                    - -           31,113,682
Short-term debt..............................     US$        1,040,153         3.80                 3,952,581           96,751,530
Related parties..............................     US$              - -                                    - -              551,629
                                                         --------------                      -----------------    -----------------
TOTAL CURRENT LIABILITIES....................                1,390,022                       Ps.    5,282,084     Ps.  129,101,137
                                                         --------------                      -----------------    -----------------

NON CURRENT LIABILITIES

Trade accounts payable.......................     US$        1,609,760         3.80          Ps.    6,117,088     Ps.    3,776,183
Customer advances............................     US$              - -                                    - -           58,423,737
Long-term debt...............................     US$       18,719,686         3.80                71,134,807          205,636,522
Related parties..............................     US$       14,550,073         3.80                55,290,277                  - -
                                                         --------------                      -----------------    -----------------
TOTAL NON-CURRENT LIABILITIES................               34,879,519                       Ps.  132,542,172     Ps.  267,836,442
                                                         ==============                      =================    =================
TOTAL LIABILITIES AS OF JUNE 30, 2002........               36,269,541                       Ps.  137,824,256     Ps.          - -
                                                         ==============                      =================    =================
TOTAL LIABILITIES AS OF JUNE 30, 2001........                      - -                       Ps.          - -     Ps.  396,937,579
                                                         ==============                      =================    =================

                            ALTO PALERMO S.A. (APSA)
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)


16.     OTHER FINANCIAL STATEMENT INFORMATION (CONTINUED)

        F.   OTHER EXPENSES


                                                                                     Expenses
                                                ------------------------------------------------------------------------------
                                                          Cost of                                           Cost of sales and
                                                        leases and                       Cost of               development
                   Items                                 services                credit card operations        Properties
 --------------------------------------------   ----------------------------   ------------------------   -------------------
 Depreciation and amortization...............    Ps.          54,468,569         Ps.      1,068,875        Ps.         - -
 Allowance for doubtful accounts.............                        - -                        - -                    - -
 Salaries and bonuses........................                        - -                  4,797,876                    - -
 Condominium expenses........................                 10,542,245                        - -                    - -
 Taxes, rates, contributions and services....                    483,395                  2,290,674                  3,083
 Fees and payments for services..............                        - -                    534,859                    - -
 Parking.....................................                  3,185,420                        - -                    - -
 Advertising.................................                        - -                        - -                    - -
 Fees for directors..........................                        - -                        - -                    - -
 Commissions.................................                        - -                  1,911,142                    - -
 Rental .....................................                    312,096                    144,193                    - -
 Insurance...................................                        - -                    184,062                    - -
 Stationery..................................                        - -                    218,960                    - -
 Maintenance and repairs.....................                     10,733                    148,418                260,074
 Social security contributions...............                        - -                        - -                    - -
 Personnel ..................................                        - -                    127,119                    - -
 Bank charges................................                        - -                        - -                    - -
 Control authorities expenses................                        - -                        - -                    - -
 Freight and transportation..................                        - -                        - -                    - -
 Computer services...........................                    105,993                        - -                    - -
 Other.......................................                        - -                      3,366                 86,850
                                                ----------------------------   ----------------------   --------------------
 Total as of June 30, 2002...................     Ps.          69,108,451        Ps.     11,429,544       Ps.      350,007
                                                ============================   ======================   ====================
 Total as of June 30, 2001...................     Ps.           70,597,841       Ps.     13,977,878       Ps.    1,317,221
                                                ============================   ======================   ====================
 Total as of June 30, 2000...................     Ps.           69,824,343       Ps.      8,734,312       Ps.    1,666,479
                                                ============================   ======================   ====================



                                                                      Expenses
                                                 -----------------------------------------------
                   Items                                Administrative              Selling
 --------------------------------------------    -----------------------   ---------------------
 Depreciation and amortization...............      Ps.        853,289       Ps.        347,393
 Allowance for doubtful accounts.............                     - -               46,972,159
 Salaries and bonuses........................               7,042,947                  677,007
 Condominium expenses........................                     - -                      - -
 Taxes, rates, contributions and services....               2,874,640                      - -
 Fees and payments for services..............               4,461,998                   17,535
 Parking.....................................                     - -                      - -
 Advertising.................................                     - -                3,180,510
 Fees for directors..........................               1,934,618                      - -
 Commissions.................................                     - -                      - -
 Rental .....................................               1,217,837                      - -
 Insurance...................................                 626,684                      - -
 Stationery..................................                 575,076                      - -
 Maintenance and repairs.....................                 318,973                      - -
 Social security contributions...............                 593,681                  136,110
 Personnel ..................................                 431,084                      - -
 Bank charges................................                 371,551                      - -
 Control authorities expenses................                 170,304                      - -
 Freight and transportation..................                 129,915                      - -
 Computer services...........................                     - -                      - -
 Other.......................................                 986,615                  356,754
                                                 -----------------------   ----------------------
 Total as of June 30, 2002...................     Ps.      22,589,212       Ps.     51,687,468
                                                 =======================   ======================
 Total as of June 30, 2001...................     Ps.      30,831,832       Ps.     27,581,723
                                                 =======================   ======================
 Total as of June 30, 2000...................     Ps.      27,608,310       Ps.     44,780,794
                                                 =======================   ======================





                                                        Total as of              Total as of            Total as of
                                                         June 30,                  June 30,                June 30,
                   Items                                  2002                      2001                     2000
 --------------------------------------------     ---------------------    ---------------------   --------------------
 Depreciation and amortization...............     Ps.     56,738,126       Ps.      60,729,546       Ps.     57,479,889
 Allowance for doubtful accounts.............             46,972,159                17,950,979               19,608,653
 Salaries and bonuses........................             12,517,830                21,426,875               17,458,850
 Condominium expenses........................             10,542,245                       - -                      - -
 Taxes, rates, contributions and services....              5,651,792                10,116,952                9,693,276
 Fees and payments for services..............              5,014,392                 6,430,485                5,793,322
 Parking.....................................              3,185,420                 4,999,818                4,323,736
 Advertising.................................              3,180,510                 5,645,730               20,049,172
 Fees for directors..........................              1,934,618                 1,969,586                1,820,403
 Commissions.................................              1,911,142                 2,607,867                2,485,190
 Rental .....................................              1,674,126                 3,034,105                2,995,122
 Insurance...................................                810,746                   886,945                  959,258
 Stationery..................................                794,036                 1,005,680                1,293,162
 Maintenance and repairs.....................                738,198                 1,357,151                2,097,445
 Social security contributions...............                729,791                 1,783,835                1,623,519
 Personnel ..................................                558,203                   867,360                1,068,465
 Bank charges................................                371,551                   549,448                  538,640
 Control authorities expenses................                170,304                   167,617                  182,263
 Freight and transportation..................                129,915                   178,233                  202,404
 Computer services...........................                105,993                   585,393                  396,025
 Other.......................................              1,433,585                 2,012,890                2,545,444
                                                 ----------------------   -----------------------   -------------------
 Total as of June 30, 2002...................     Ps.    155,164,682       Ps.             - -       Ps.            - -
                                                 ======================   =======================   ===================
 Total as of June 30, 2001...................     Ps.            - -       Ps.     144,306,495       Ps.            - -
                                                 ======================   =======================   ===================
 Total as of June 30, 2000...................     Ps.            - -       Ps.             - -       Ps.    152,614,238
                                                 ======================   =======================   ===================