Form 20-F
period 2003-06-30
ALTO PALERMO SA APSA
filed 2003-12-30
CIK 1128173

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 128 0-30982

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, Piso 2

Buenos Aires, Argentina

54-11 4344-4600

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing forty shares of Common Stock	Nasdaq National Market of the Nasdaq Stock Market

Common Stock, par value one Peso per share	Nasdaq National Market of the Nasdaq Stock Market*

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of the issuer’s common stock as of June 30, 2003 was 704,829,745

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes     ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

ALTO PALERMO S.A. (APSA)

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This annual report contains or incorporates by reference statements that constitute “forward-looking statements,” in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	changes in exchange rates or regulations applicable to currency exchanges or transfers;

•	unexpected developments in certain existing litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “Risk Factors” beginning on page 13 .

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after filing of this Form to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CERTAIN MEASUREMENTS AND TERMS

As used throughout this annual report, the terms “APSA,” the “Company,” “we,” “us,” and “our” refer to Alto Palermo S.A. (APSA), together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report (e.g., gross leasable area of buildings and size of undeveloped land) are expressed in terms of square meters. One square meter is equal to approximately 10.764 square feet.

As used herein: “GLA or gross leasable area”, in the case of shopping centers, refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated);

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report, references to “US$ “ and “U.S. dollar” are to United States dollars and references to “Ps.”, “Peso” or “Pesos” are to Argentine Pesos. This annual report contains our audited consolidated financial statements as of June 30, 2003 and 2002 and for the years ended June 30, 2003, 2002 and 2001. Our financial statements have been audited by Price Waterhouse & Co., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein.

Except as discussed in the following paragraphs, we prepare our consolidated financial statements in Pesos and in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores, which differs in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the Financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 17 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

As discussed in Note 4.k. to our financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on our financial statements. Additionally, as discussed in Notes 3.c to our consolidated financial statements, contained elsewhere in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.1237.

Since Argentine GAAP still required companies to prepare price-level restated financial statements, the application of the Comisión Nacional de Valores resolution represents a departure from generally accepted accounting principles. However, such a departure has not have a material effect on the accompanying financial statements.

As a result of these, until February 28,2003 our consolidated financial statements have been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso in our historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadística y Censos, as follows:

•	we have adjusted non-monetary items and consolidated statements of income amounts to reflect the then current general purchasing power;

•	we have not adjusted monetary items as such items were, by their nature, stated in terms of current general purchasing power in our consolidated financial statements; and

•	we have recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items, and

•	we have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results.

Also contained elsewhere in this annual report are the consolidated financial statements of E-Commerce Latina S.A., an unconsolidated equity investee, as of June 30, 2003 and 2002 and for the years ended June 30, 2003, 2002 and 2001. The consolidated financial statements of E-Commerce Latina S.A. for the year ended June 30, 2001 have been audited by Price Waterhouse & Co., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors whose report is also included herein.

Except as discussed in the following paragraph, E-Commerce Latina S.A. prepares its financial statements in conformity with Argentine GAAP which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 15 to E-Commerce Latina’s consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to E-Commerce Latina S.A., and a reconciliation to U.S. GAAP of net loss and shareholders’ equity.

As discussed in Notes 3.c. to E-Commerce Latina´s consolidated financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, E-Commerce Latina discontinued inflation accounting as of March 1, 2003. This accounting practice represents departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on our financial statements.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

References to fiscal years 1999, 2000, 2001, 2002 and 2003 are to the fiscal years ended June 30, 1999, 2000, 2001, 2002 and 2003, respectively.

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

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Selected financial data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2003, 2002 and 2001 and the selected consolidated balance sheet data as of June 30, 2003 and 2002 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors.

As discussed in Note 3.d. to our consolidated financial statements, contained elsewhere in this annual report, on January 14, 2003, the CPCECABA and the Comisión Nacional de Valores approved, with certain amendments, Technical Resolutions No. 16, 17, 18, 19 and 20 issued by the Federación Argentina de Consejos Profesional en Ciencias Económicas (“FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. The consolidated statements of income data for the years ended June 30, 2000 and 1999 and the selected consolidated balance sheet data as of June 30, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements that are not included herein, which have been restated to give retroactive effect to the recently adopted accounting standard, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied for prospectively.

Our financial statements are presented in Pesos. Except as discussed in the following paragraph, our financial statements are prepared in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. Note 17 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our net (loss) income and shareholders’ equity and a reconciliation to U.S. GAAP of net (loss) income reported under Argentine GAAP for the years ended June 30, 2003, 2002 and 2001, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2003 and 2002. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

As discussed in Notes 3.c. and 4.k. to our consolidated financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we discontinued

inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However, such departures have not had a material effect on our financial statements.

Until February 28, 2003, our consolidated financial statements have been prepared on the basis of general price-level accounting which reflects changes in the purchasing power of the Peso until February 28, 2003 in the historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadística y Censos, as follows:

•	we have adjusted non-monetary items and consolidated statements of income amounts to reflect the then-current general purchasing power.

•	we have not adjusted monetary items, as such items were by their nature stated in terms of current general purchasing power in our consolidated financial statements.

•	we have recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items, and

•	we have included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within total financing results.

	As of and for the Years Ended June 30,(1)
	2003	2003	2002	2001	2000	1999
	(US$)[2]	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
STATEMENT OF OPERATIONS DATA
Argentine GAAP
Sales:
Leases and services	31,721.0	88,818.8	146,122.6	203,880.5	210,936.8	194,881.2
Sales and development properties	165.0	462.0	4,003.2	12,957.7	11,117.3	58,578.1
Credit card operations	8,905.2	24,934.6	45,840.4	49,210.5	30,938.2	17,477.8

Total sales	40,791.2	114,215.4	195,966.2	266,048.7	252,992.4	270,937.0

Costs:
Leases and services	(20,909.1)	(58,545.5)	(73,071.5)	(74,508.0)	(75,760.6)	(79,632.2)
Sales and development properties	(249.7)	(699.1)	(5,397.9)	(14,121.7)	(11,683.7)	(45,562.0)
Credit card operations	(2,975.1)	(8,330.2)	(12,601.1)	(15,707.8)	(9,815.3)	(5,817,6)

Total costs	(24,133.9)	(67,574.9)	(91,070.6)	(104,337.5)	(97,259.6)	(131,011.7)

Gross profit (loss):
Leases and services	10,811.9	30,273.3	73,051.1	129,372.5	135,176.2	115,249.0
Sales and development properties	(84.7)	(237.1)	(1,394.7)	(1,164.0)	(566.4)	13,016.1
Credit card operations	5,930.1	16,604.4	33,239.3	33,502.7	21,122.9	11,660.2

Total gross profit	16,657.4	46,640.6	104,895.7	161,711.3	155,732.8	139,925.3
Selling expenses	(6,283.4)	(17,593.5)	(63,211.8)	(40,135.5)	(58,526.0)	(19,069.1)
Administrative expenses	(6,509.8)	(18,227.5)	(25,383.5)	(34,647.6)	(31,025.1)	(30,492.6)
Torres de Abasto unit contracts’ rescissions	3.5	9.7	60.4	(29.4)	(3,791.5)	—
Net (loss) income in credit card trust	(1,456.1)	(4,077.1)	(4,068.8)	2,313.7	587.6	—

Operating income	2,411.5	6,752.1	12,291.9	89,212.5	62,977.8	90,363.6

Equity loss from related companies	(4,311.5)	(12,072.2)	(4,895.0)	(3,084.6)	(405.6)	487.6
Amortization of goodwill	(1,724.0)	(4,827.1)	(4,826.8)	(4,827.1)	(2,705.2)	(2,705,2)
Financial results, net(3)	(42,371.8)	118,641.1	(91,189.0)	(82,270.2)	(55,739.1)	(42,072.4)
Other income (expense), net	4,740.0	13,271.9	(10,839.3)	(306.7)	(955.4)	(304.9)

Income (loss) before taxes and minority interest	43,487.8	121,765.9	(99,458.1)	(1,276.0)	3,172.4	45,768.5
Income tax	(16,698.2)	(46,755.1)	82,992.6	(5,241.0)	12,409.8	(28,512.5)
Minority interest	835.6	2,339.8	5,113.8	(900.8)	(808.7)	(2,361.1)

Net income (loss)	27,625.2	77,350.6	(11,351.8)	(7,417.8)	14,773.5	14,895.0

Net income (loss) per share	0.040	0.110	(0.016)	(0.011)	0.021	0.023
Net income (loss) per ADS	1.568	4.390	(0.649)	(0.424)	0.844	0.938
Number of shares	704,829.7	704,829.7	700,000.0	700,000.0	700,000.0	635,000.0

U.S. GAAP
Sales	40,791,223	114,215,423	196,849,316	265,564,906	252,592,440	267,473,370
Net income (loss)	22,806,126	63,857,154	(161,791,573)	(14,224,336)	11,520,549	3,269,705
Basic net income per share	0.03	0.09	(0.23)	(0.02)	0.02	0.002
Diluted net income per share	0.01	0.02	(0.23)	(0.02)	(0.02)	0.002
Basic net income per ADS	1.29	3.60	(9.20)	(0.80)	0.80	0.08
Diluted net income per ADS	0.29	0.80	(9.20)	(0.80)	(0.80)	0.08
Weighted average number of shares Outstanding	701,016.8	701,016.8	700,000.0	700,000.0	673,708.8	635,000.0

	As of and for the Years Ended June 30,(1)
	2003	2003	2002	2001	2000	1999
BALANCE SHEET DATA
Argentine GAAP
Current Assets:
Cash and banks and investments	12,852.8	35,987.7	24,753.0	33,215.6	15,144.0	44,698.9
Accounts receivable, net	10,343.4	28,961.4	24,029.1	113,769.7	99,589.9	115,646.9
Inventory	271.1	759.2	1,315.3	8,413.3	21,756.3	69,137.2
Other receivables and prepaid expenses	1,732.7	4,851.5	6,080.9	24,797.2	43,564.4	24,338.1

Total current assets	25,199.9	70,559.7	56,178.4	180,195.8	180,054.7	253,821.2
Non-current assets:
Accounts receivable, net	836.0	2,340.8	5,226.4	10,675.1	13,059.8	5,947.4
Other receivables and prepaid expenses, net	17,029.1	47,681.6	93,848.1	32,124.3	8,116.4	19,990.8
Investments, net	3,962.3	11,094.5	25,287.2	33,991.9	19,727.4	14,975.1
Inventory, net	8,939.3	25,030.0	24,880.2	30,727.9	13,144.1	—
Fixed assets, net	328,106.4	918,697.8	955,967.0	1,064,745.4	1,115,531.1	1,107,314.4
Intangible assets, net	858.1	2,402.6	8,295.1	9,237.0	42,470.3	18,725.4

Subtotal Non-Current Assets	359,731.2	1,007,247.3	1,113,504.0	1,181,501.7	1,212,589.7	1,166,953.1
Goodwill, net	9,475.0	26,530.0	31,357.1	36,185.8	1,938.1	22,499.9

Total non-current assets	369,206.2	1,033,777.3	1,144,861.0	1,217,687.5	1,217,687.5	1,189,453.0

Total assets	394,406.1	1,104,337.0	1,201,039.4	1,397,883.2	1,213,987.3	1,443,274.2
Current liabilities:
Trade accounts payable	6,956.7	19,478.7	19,095.2	38,109.4	41,292.3	27,209.3
Customer advances	4,004.3	11,212.1	10,152.5	35,650.1	43,301.6	41,398.4
Short-term debt	8,821.2	24,699.3	39,755.8	122,737.5	270,211.2	404,058.6
Related parties	2,658.9	7,445.0	712.3	973.0	876.1	14.3
Salaries and social security payable	1,351.1	3,783.0	1,598.6	6,881.3	3,449.5	3,770.6
Taxes payable	2,075.8	5,812.2	13,204.8	5,990.1	14,965.4	4,984.5
Dividends payable	120.6	337.7	379.4	742.3	1,388.6	1,868.6
Other liabilities	2,017.8	5,649.9	2,133.6	2,901.6	2,788.4	2,605.9

Total debts	28,006.4	78,417.9	87,032.2	213,985.4	378,273.1	485,910.1
Provisions	—	—	3,903.7	—	—	151.4

Total current liabilities	28,006.4	78,417.9	90,935.9	207,868.9	373,051.7	486,061.5
Non-current liabilities:
Trade accounts payable	1,289.1	3,609.6	6,873.8	4,243.5	4,948.2	5,653.1
Customer advances	9,042.2	25,318.1	28,386.3	65,654.3	77,481.0	83,284.5
Long-term debt	77,906.7	218,138.8	242,065.0	374,184.9	190,100.6	158,107.8
Related parties	—	—	127,967.2	—	—	55,956.7
Taxes payable	—	—	—	19,045.5	16,453.0	38,245.9
Other liabilities	326.4	913.9	1,167.7	1,431.2	1,564.6	1,834.7

Total debts	88,564.5	247,980.5	406,460.0	464,559.5	290,547.4	343,082.8
Provisions	1,402.5	3,927.1	4,938.1	4,313.3	4,842.5	4,495.3

Total non-current liabilities	89,967.0	251,907.6	411,398.1	468,872.9	295,389.9	347,578.1

Total liabilities	117,973.4	330,325.6	502,334.0	721,166.5	673,663.0	833,639.7
Minority interest	5,271.6	14,760.5	17,289.6	22,257.4	20,193.7	21,989.8
Accumulated retained earnings (losses)	26,067.2	72,988.2	(4,362.4)	(7,296.4)	14,714.1	12,924.5
Shareholders’ equity	271,161.0	759,250.9	681,415.8	692,767.6	700,185.3	587,644.8

	As of and for the Years Ended June 30,(1)
	2003	2003	2002	2001	2000	1999
	(US$)2	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
U.S. GAAP
Total assets	389,010,448	1,089,229,254	1,161,564,878	1,419,936,087	1,413,119,498	1,440,078,184
Shareholders’ equity	212,405,977	594,736,735	530,252,983	694,269,043	706,251,887	586,023,335

CASH FLOW DATA
Argentine GAAP:
Net cash provided by operating activities	11,547.8	32,333.8	49,003.9	31,845.3	96,258.7	54,747.9
Net cash used in investing activities	(131.3)	(367.7)	(3,744.9)	(54,666.6)	(54,056.5)	(355,342.7)
Net cash (used in) provided by financing activities	(7,192.1)	(20,138.0)	(50,015.3)	28,892.8	(71,096.2)	189,233.0
U.S. GAAP:
Net cash provided by operating activities	12,158,800	34,044,639	62,320,471	31,350,211	95,949,070	54,750,792
Net cash used in investing activities	(131,325)	(367,709)	(3,506,063)	(54,171,525)	(53,746,790)	(355,361,796)
Net cash (used in) provided by financing activities	(7,192,141)	(20,137,994)	(50,015,266)	28,892,846	(71,096,133)	189,243,126
Effect of exchange rate changes on cash and cash equivalents	607,021	1,699,659	(53,063)	—	—	—
Effect of inflation accounting	(1,218,035)	(3,410,498)	(13,502,425)	—	—	—

OTHER FINANCIAL DATA
Argentine GAAP:
Capital expenditures (4)	908.2	2,543.0	3,962.8	55,386.7	54,030.1	355,480.1
Depreciation and amortization	21,922.6	61,383.2	66,511.4	72,227.8	65,588.6	70,546.1
Current assets/current liabilities	0.90	0.90	0.62	0.84	0.48	0.48
Non-current assets/total assets	0.93	0.93	0.98	0.87	0.99	0.82
Net income (loss) /average net worth		0.11	(0.02)	(0.01)	0.02	0.03
Dividends per share	0.005	0.014	—	—	—	0.01
Dividends per ADS	0.2021	0.5660	—	—	—	0.59

(1)	In thousands of Pesos, except per share amounts and for ratios. Sums may not total due to rounding.
(2)	Solely for the convenience for the reader we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2003, which was Ps. 2.80 per US$ 1.0. We make no representation that the Argentine Peso or U.S. dollar amounts actually represent, could have been or could be converted into dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.
(3)	Includes financial discounts, surcharges for late payments, exchange differences, net, (loss) gain on exposure to inflation and other financial results.
(4)	Capital expenditures represent the cash cost in respect of capital expenditures during the year, which includes purchases of property, plant and equipment and investments in other properties

Exchange Rates

In April 1991, Convertibility Law No. 23,928 and its regulatory Decree No. 529/91 (together the “Convertibility Law”) established a fixed exchange rate under which the Argentine Central Bank was legally obligated to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar.

On January 6, 2002, Congress enacted the Public Emergency Law pursuant to which the Executive Branch was granted the power to determine the new exchange rate between the Peso and foreign currencies and to approve the corresponding monetary regulations. Subsequently, the Executive Branch announced the devaluation of the Peso and established a dual exchange rate system pursuant to which certain limited transactions occurred at a fixed rate of Ps. 1.4 per US$ 1.0 and all other transactions were settled at a floating market rate, depending on supply and demand. See “Risk Factors – Risks Related to Argentina”.

The Public Emergency Law amends several provisions of the Convertibility Law, the most important of which are:

•	the repeal of the Ps. 1.00 to US$ 1.00 fixed exchange rate which was established in 1991,

•	the elimination of the obligation of the Argentine Central Bank to sell foreign currency for conversion transactions at the rate Ps. 1.00 = US$ 1.00,

•	the elimination of the requirement that the Argentine Central Bank’s reserves in gold and foreign currency shall at all times be equivalent to not less than 100% of the monetary base. However, the law only states that the Argentine Central Bank’s reserves in gold and foreign currency will need to be at all times sufficient to support the monetary base. Accordingly the monetary base is not necessarily fully backed by foreign currency-denominated reserves, which would potentially have an inflationary effect on prices, and

•	the continuing prohibition of escalation clauses and other means of adjustment of monetary obligations in Pesos.

•	Since February 11, 2002, there has been a single free exchange market for all exchange transactions, with the following main features: the rate of exchange is determined by free supply and demand,

•	exchange transactions may only be carried out by entities authorized by the Argentine Central Bank to do so,

•	transfers abroad by the private non-financial sector, the financial sector and public companies which do not depend on the state for their budget for principal servicing of financial loans or profit or dividend remittances will require prior approval from the Argentine Central Bank, regardless of their method of payment. This requirement will not apply to transfers relating to (i) debt agreements with international agencies, (ii) debt with banks participating in the financing of investment projects jointly financed by international agencies, and (iii) debt agreements with official credit agencies or debt guaranteed by them.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in nominal Pesos per U.S. dollar. On December 16, 2003, the applicable Peso/U.S. dollar exchange rate was Ps. 2.97 to US$ 1.00. The Federal Reserve Bank of New York does not report a non-buying rate for Pesos.

Nominal Exchange Rates

	Exchange Rate (5)
	High(1)	Low(2)	Average(3)	Period End
Year Ended December 31, 1998	1.0000	0.9990	0.9995	1.0000
Year Ended December 31, 1999	1.0000	0.9990	0.9995	1.0000
Year Ended December 31, 2000	1.0000	0.9990	0.9995	1.0000
Year Ended December 31, 2001(4)	1.0000	0.9990	0.9995	1.0000
Year Ended December 31, 2002	3.8500	1.4750	3.2154	3.3700
Month Ended May 31, 2003	2.8900	2.7120	2.8000	2.8500
Month Ended June 30, 2003	2.8000	2.7200	2.7500	2.8000
Month Ended July 31, 2003	2.8700	2.7100	2.8700	2.9200
Month Ended August 31, 2003	2.9100	2.8350	2.9060	2.9560
Month Ended September 30, 2003	2.9300	2.8400	2.8650	2.9150
Month Ended October 31, 2003	2.8550	2.7870	2.8150	2.8650
Month Ended November 30, 2003	2.9950	2.8475	2.8839	2.8575

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)	Average of month-end rates.
(4)	From December 23, 2001 through January 11, 2002 Banco Nación did not publish an official exchange rate due to governmental
(5)	All mid market prices.

suspension of the exchange market.

Source: Argentine Central Bank, Banco de la Nación Argentina, Bloomberg

Fluctuations in the exchange rate between the Peso and the U.S. dollar may affect the U.S. dollar equivalent of the Peso price our US$ 50.0 million Convertible Notes on the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”). Increases in Argentine inflation or devaluation of the Argentine currency could materially and adversely affect our operating results.

B. Capitalization and Indebtedness

This section is not applicable.

C. Reasons for the Offer and Use of Proceeds

This section is not applicable.

D. Risk Factors

You should consider the following risks with respect to an investment in our company and the country in which we operate.

We may also face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may materially impair our business. In general, you take more risk when you invest in companies which operate in emerging markets such as Argentina than when you invest in companies which operate in the United States.

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

In 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting the Convertibility Law that fixed the exchange rate at one Peso per U.S. dollar and required that the Argentine Central Bank maintain reserves in gold and foreign currency in an amount at least equivalent to the monetary base. Following adoption of the Convertibility Law, inflation declined steadily and the Argentine economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.0% in 1999, 0.5% in 2000 and 4.9% in 2001. During the second half of 2001, Argentina’s recession worsened significantly, precipitating the political and economic crisis described in greater detail below. During 2002, the gross domestic product dramatically decreased by 10.9% as compared to 2001, while prices increased approximately by 41.0% and 118.0%, based on the consumer price index and on the wholesale price index, respectively. During 2003, economic indicators showed some signs of recovery. During the first half of 2003, the gross domestic product increased by 6.6% as compared to the same period in 2002, while prices increased by 10.2% and 8.1% based on the consumer price index and on the wholesale price index, respectively.

Political and economic instability has affected and could affect in the future commercial and financial activities

Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. This government took certain measures that caused social discontent and the resignation of Minister of Economy, Domingo Cavallo. On December 21, 2001, after declaring a state of siege, President De la Rúa resigned in the midst of an escalating political, social and economic crisis.

Following the resignation of the interim President Adolfo Rodriguez Saá, on January 1, 2002, the Legislative Assembly elected Peronista senator Eduardo Duhalde as President to serve for the remaining term of former President De la Rúa.

During the government of President Duhalde a number of far-reaching initiatives were undertaken, including:

•	ratifying the suspension of payment of almost all of Argentina’s sovereign debt declared by the interim President;

•	ending the Peso-U.S. dollar Parity set forth in the Convertibility Law and the resulting devaluation of the Peso;

•	converting certain U.S. dollar-denominated debts ruled by Argentine Law into Peso-denominated debts at a one-to-one exchange rate plus Reference Stabilization Index (“CER”);

•	converting, with limited exceptions (financial and commercial), U.S. dollar-denominated bank deposits into Peso-denominated bank deposits on an exchange rate of Ps. 1.4 per U.S. dollar plus an index known as Coeficiente de Estabilización de Referencia (“CER”);

•	enacting an amendment to the Argentine Central Bank’s charter to allow it to print currency in excess of the amount of the foreign reserves it holds and;

•	allocating Argentine government bonds to financial institutions in compensation for their obligation to both convert all U.S. dollar-denominated loans into Peso-denominated loans at a one-to-one exchange rate and convert all U.S. dollar-denominated bank deposits into Peso-denominated deposits at an exchange rate of Ps. 1.40 per U.S. dollar.

On April 27, 2003, the presidential elections took place, in which Carlos Menem and Néstor Kirchner obtained the first and second place, respectively, in terms of votes. On May 14, 2003, Carlos Menem decided not to participate in the run-off. Based on Menem’s decision, Kirchner was elected President of Argentina on May 25, 2003 for a four-year term ending December 10, 2007.

The Kirchner administration has continued the economic policies of his predecessor, and the official candidates have succeeded in the subsequent elections, providing a higher political support to the elected president, who obtained the lower number of votes all over the Argentine history.

However, and despite the apparent disappearance of the signs of economic and political crisis, the structural problems of the Argentine economy, which have recurrently caused or contributed to political crisis in the past, have not been resolved, and it cannot be assured whether the policies of the elected president will be finally successful.

These conditions have had and can be expected to have a material adverse effect on our financial condition and results of operations as they have paralyzed, and could paralyze in the future investment and consumption decisions, thus causing a reduction in retail sales, sales of real estate and demand for office and commercial space.

Argentina’s insolvency and default on its public debt had deepened the financial crisis

As of December 2001, Argentina’s total gross public debt was approximately US$ 137.0 billion. On December 23, 2001, former interim President Rodríguez Saá declared the suspension of payments on certain of Argentina’s sovereign debt, and President Duhalde ratified this measure on January 2, 2002. In addition, on 2002, the principal international rating agencies downgraded the rating of Argentina’s sovereign debt.

On November 14, 2002, the Argentine government defaulted on all but a fraction of an US$ 805 million payment due on that date to the World Bank, deepening the country’s rift with the international financial establishment and damaging relations between the United States and Latin America. Countries that fail to pay official multilateral institutions such as the World Bank are likely to become international financial pariahs and, though Argentina fully intends to meet its obligations once an International Monetary Fund (the “IMF”) agreement is reached, the country could fall further into economic isolation. Eventually, the World Bank is considering the suspension of disbursements on projects that aid the country’s poor, consequently, argentine exports and imports which are being financed by international loans will probably be badly affected by these measures hardening these transactions.

Although the Argentine Government reached an initial agreement with the IMF on September 20, 2003 at the annual meeting of the IMF and the World Bank in Dubai, which will allow Argentina to refinance its debts with the international financial institutions in the amount of US$ 21,500 million, the renegotiation with private creditors looks difficult.

The agreement signed with the IMF set forth that the Government surplus– before paying the debt – should be 3% for the first year, which is equivalent to US$ 4,200 million. Targets for years 2005 and 2006 will be set once an agreement between the country and the private creditors is reached.

The Argentine Capital Market Institute stated in a report that is part of a document about the external debt rescheduling that a 3% surplus of GDP and a growth rate in actual terms of 3% up to 2007 would not allow Argentina to meet its obligations in years 2005, 2006 and, especially 2009. During those years, principal and interest installments related to BODEN and secured loans would become due, which were not included in the debt rescheduling, amounting to US$ 354 million, US$ 272 million and US$ 1,154 million, respectively.

At the annual meeting of the IMF and the World Bank in Dubai, the Argentine economy officers made an exchange offer to private creditors. They proposed that creditors exchange their debt instruments for any of the new government securities that are to be issued. Holders might opt for bonds in dollars, euros or pesos adjusted for inflation. Interest rates, payment terms and the percentage of loss of nominal value would be defined in subsequent negotiations. To date, no agreement has been reached. The government’s offer that involved writing down 75% of the value of the defaulted debt, the refuse to pay interest arrears and the issuance of new long interest bonds, which would have amounted to a cut of up to 90% in the present value of the original bonds, has been widely rejected by most creditors.

On December 3, 2003, the Argentine bondholder’s committee, a New York based group, made a counter offer which would accept a write off of 35% in the nominal value of the defaulted debt, but Argentina would have to honor overdue interests.

As of November 13, 2003, Standard & Poor’s maintained Argentina’s long-term local and foreign currency sovereign credit ratings at “SD” (selective default), indicating that the Republic is defaulting on some of its obligations. Fitch IBCA and Duff & Phelps maintained the “DDD” ratings for the long-term debt (with a negative rating watch) and the ratings for the short-term debt at “C”. Moody’s Investors Service qualified Argentina’s foreign currency country ceiling for long-term bonds at Caa1 with a stable rating outlook.

As of November 30, 2003 Argentina’s public debt totaled US$ 185.2 billion, or 143% of its GDP, where US$ 106.8 billion had to be restructured

If the external debt is not rescheduled, the Argentine companies will find it difficult to access international financial assistance, and foreign investments either directly or through a portfolio would be restricted. These circumstances might deteriorate the slight and initial recovery of the Argentine economy and the recession as well as political crisis may reappear.

As a result, our business, financial condition and results of operations will likely be materially and adversely affected, as paralysis of the economy and inflation negatively affect consumers’ purchasing power, which, in turn, affects retail sales, investment decisions in residential real estate and demand for shopping center space.

The Argentine Peso has been, and may continue to be subject to, substantial depreciation and volatility

The Argentine government’s economic policies and any future changes in the value of the Peso against the U.S. dollar could adversely affect our financial condition and result of operations. The Peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.

As a result of inflationary pressures, the Argentine currency was devaluated repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rates, and prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. During the 1990s the devaluation and fluctuation of the Peso against the U.S. dollar was controlled by the Convertibility Law, which fixed the exchange rate at one Peso per U.S. dollar. However, the Economic Emergency Law (“Economic Emergency Law”) puts an end to ten years of U.S. dollar-Peso parity, and, the Argentine government has authorized a free-floating exchange rate for all transactions. This has resulted in a significant devaluation of the Peso. Since the devaluation of the Peso, the Peso has fluctuated significantly, causing the Argentine Central Bank to intervene in the market to support the value of the Peso by selling or buying U.S. dollars.

At present, the country has a floating exchange rate, which as of December 16, 2003 was Ps. 2.97 = US$1.00, according to Banco Nación data.

No assurance can be given that future policies to be adopted by the Argentine government will be able to control the value of the Peso and it is likely that the Peso will be subject to significant fluctuations and depreciations in the future.

Since our significant exposure to U.S. dollar-denominated liabilities, our results are very sensitive to fluctuations in the nominal exchange rates. In this way, strong depreciation in the Peso will affect negatively our results.

The devaluation of the Peso has adversely affect Argentine economic conditions and our financial position

On January 6, 2002, Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”), putting an end to ten years of U.S. dollar-Peso parity under the Convertibility Law and eliminating the requirement that the Argentine Central Bank’s reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to the sum of the Pesos in circulation and the Peso deposits of the financial sector with the Argentine Central Bank. The Public Emergency Law grants the Executive Branch the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market. On the same day, the Executive Branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Argentine Central Bank approval, and import and export transactions at an exchange rate of Ps. 1.4 per U.S. dollar and a floating rate to be freely determined by the market for all other transactions.

The Argentine government is facing severe fiscal problems due to the recent devaluation. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are U.S. dollar-denominated. Therefore, the Argentine government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the Peso.

Past history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the Argentine government’s ability to create conditions that would permit growth.

Since the end of the Convertibility Law, according to numbers released by the Instituto Nacional de Estadística y Censos while the consumer price index increased 41% during 2002 and 3.9% during the first ten months of 2003, as compared to the same period of the previous year respectively. In addition the wholesale price index grew 118% during 2002 and -2.9% during the first ten month of 2003 as compared to the same period of the previous year respectively.

The Argentine economic and political situation continues to evolve and the Argentine government may enact future regulations or policies that, when finalized and adopted, may adversely and materially impact, among other items:

•	the realized revenues we receive for services offered in Argentina, such as rental contracts;

•	our asset valuations; and

•	our Peso-denominated monetary assets and liabilities, which could be affected by the introduction of different inflation adjustment indexes.

There is risk that the Argentine financial system may collapse

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

To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the De la Rúa administration restricted the amount of cash that account holders could withdraw from banks. Subsequently, the Duhalde administration in an attempt to stop the continuing drain on bank reserves enforced a mandatory rescheduling of maturities and released a schedule stating how and when money in savings and checking accounts and maturing time deposits would become available. These restrictions, known as the “corralito”, are no longer in effect, although exchange control restrictions remains in effect. Despite the “corralito”, between January 1 and July 1, 2002, approximately Ps. 20.0 billion were withdrawn from banks due to court rulings that enabled certain depositors to withdraw their money. This resulted in a further weakening of the banking system. Consequently, on April 25, 2002, the Argentine government enacted Law No. 25,587 in an attempt to stop the outflow of funds caused by several judicial measures which forced financial institutions to return deposited funds to their owners as a precautionary measure, pending the resolution of claims. This new law prevents judges from adopting said provisional measures in all proceedings against the Argentine government or any financial institution which involve funds frozen in the financial system.

The “corralito” led to the paralysis of virtually all-commercial and financial activities and significantly diminished consumer retail spending as a result of increased uncertainty, the inability for depositors to access their savings and a general shortage of cash. Additionally, social unrest and protests directed against financial institutions and the Argentine government became widespread.

The strength of the financial system is relevant to our business projects and operations. Although the corralito is no longer in effect and confidence in banks is slowly returning, we can not assure you that Argentine financial system will not collapse or that it will recover its pre-crisis strength.

The paralysis of Argentine payment system is adversely impacting economic activity and our ability to operate

Over long periods, Argentina has had access to external financing. The default on its external debt and the characteristics of the rescheduling proposed by the country would hamper the obtainment of financial resources from abroad.

Argentina has incurred in the highest default of its history in nominal terms, and the fact that this situation has not been resolved prevents the country from obtaining further foreign financing. Although the Argentine Government reached an initial agreement with the IMF on September 20, 2003 at the annual meeting of the IMF and the World Bank in Dubai, which will allow Argentina to refinance its debts with the international financial institutions in the amount of US$ 21,500 million, the renegotiation with private creditors looks difficult.

If the external debt is not rescheduled, the Argentine companies will find it difficult to access international financial assistance, and foreign investments either directly or through a portfolio would be restricted. These circumstances might deteriorate the slight and initial recovery of the Argentine economy and the recession as well as political crisis may reappear. Moreover, the solvency of the Argentine financial system is still in jeopardy, and the system’s failure would have a material and adverse effect on the prospects for economic recovery and political stability, thus materially and adversely affecting our revenue stream and our ability to access new credit.

Inflation may escalate and further undermine the economy

On January 24, 2002, the Argentine government amended the Argentine Central Bank’s charter to allow it to print currency (without having to maintain a fixed and direct ratio with the foreign currency and gold reserves), to make advances to the federal government to cover its anticipated budget deficit and to provide financial assistance to financial institutions with liquidity problems. Furthermore, the devaluation of the peso created pressures on the domestic price system that generated inflation in 2002, after several years of price stability, and, in recent years, price deflation. Through December 31, 2002, the consumer price index and the wholesale price index exhibited cumulative increases of 41.0% and 118.0%, respectively. During 2003 inflation has been relatively stable, in October, 2003 the wholesale price index decreased 2.9% as compared to 2002. Although there is considerable concern that significant inflation will continue if the Argentine Central Bank prints currency to finance public-sector spending or financial institutions in distress, such inflation has previously materially undermined the Argentine economy and the government’s ability to create conditions that would engender growth. The devaluation of the peso and accompanying economic policy measures implemented by the Argentine government were intended primarily to remedy the effects of unemployment and to stimulate economic growth. To date, it is not apparent that the objectives pursued have been achieved. The sustainable success of such measures in the future will depend on the ability of the Argentine government to generate confidence among the local and international financial and business communities. Without such confidence, it is likely that inflation rates will increase significantly, investment and economic activity will contract further, unemployment will increase beyond current levels, tax revenue (excluding inflationary effects) will drop and the fiscal deficit will widen.

High unemployment and other labor difficulties have contributed to the social unrest in Argentine and may affect our operations

In May 2002, unemployment stood at 21.5%. Even though in May 2003 the unemployment decreased to 15.6%, showing a recovery in this field, unemployment and underemployment continue to create serious social problems in Argentina. In order to moderate the social instability arising from the labor situation, the Duhalde’s administration included in its 2003 budget, social aid programs aimed at improving health and food provision, employment generation and a subsidy for the unemployed. Nevertheless, such programs have yet to mitigate the current social unrest, and if unemployment rates do not decrease substantially, consumption of retail goods will be detrimentally affected which in turn will adversely affect the financial condition of our tenants, and consequently, our results of operations.

Promulgations of laws related to foreclosure on real state adversely affect property rights

In February 2002, the Argentine government amended Argentina’s bankruptcy law, suspending bankruptcies and foreclosures, initially for a six-month period and subsequently extended until November 14, 2002.

On June 2, 2003, the Congress passed a law formally suspending the ability to foreclose on mortgaged properties for a term of ninety days, reinstating the earlier “formal” suspension on foreclosures that ended on November 14, 2002. This suspension was extended until September 2, 2003. However, the creditors voluntarily agreed, together with banks and other financial institutions, to extend such suspension until a new law gave solution to this situation. On November 6, 2003 the Congress enacted Law No. 25,798 in order to grant certain facilities to the debtors and discharge the payment of their due and payable debts.

Future governmental policies will likely significantly affect the economy as well as the operations of financial institutions

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. Due to the Argentine crisis, in the last few months the Argentine government has promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy as well as financial institutions in particular. We cannot assure you that laws and regulations currently governing the economy or the banking sector will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor our foreign-currency denominated debt obligations.

Due to the current social and political crisis, investing in Argentina also entails the following risks:

•	civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes;

•	expropriation, nationalization and forced renegotiation or modification of existing contracts;

•	taxation policies, including royalty and tax increases and retroactive tax claims.

Despite the apparent disappearance of the signs of economic and political crisis, the structural problems of the Argentine economy, which have recurrently caused or contributed to political crisis in the past, have not been resolved, and it cannot be assured whether the policies of the elected president will be finally successful.

Risks Related to Our Business

The Argentine Central Bank can impose in the future restrictions on the transfer of funds outside of Argentina, which can prevent us from servicing certain payments in connection with our swap agreement, and therefore can result in the acceleration of all of our indebtedness

Since early December 2001, the Argentine government has imposed a number of monetary and currency exchange control measures that include significant restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad. The prior approval of the Argentine Central Bank was required for all of our transfers of funds outside of Argentina before February 8, 2003 when such transfers relate to debt principal or interest payments.

Effective May 6, 2003, the prior authorization by the Argentine Central Bank to remit funds abroad in order to pay principal and/or interest is no longer required, provided certain conditions are met (such as a certificate evidencing compliance with the Argentine Central Bank regulations in connection with application of funds to repay debts).

The Argentine Central Bank issued Communication “A” 3944 and other similar measures for the purpose of managing the value of the Argentine peso in relation to the U.S. dollar. It cannot be anticipated whether the Argentine Central Bank will be able to achieve the referred purpose in the short term. In addition, it cannot be foreseen whether the Argentine Central Bank will introduce new amendments to exchange control regulations in order to control the quotation of the Argentine peso. Therefore, it cannot be ensured whether Communication “A” 3944 will be in force until maturity of our existing indebtedness. Any amendment to the referred Communication restricting payments in foreign currency abroad will prevent us from meeting our liabilities abroad in foreign currency.

We cannot assure you that the Argentine Central Bank will not amend the current regulations and require again its authorization for payments abroad. In this case, we cannot assure you that the Argentine Central Bank will authorize principal payments to our foreign creditors pursuant to the terms of our existing financial agreements.-Even if we obtained such authorization, due to the scarcity of dollars we may find it difficult to convert a large amount of Pesos into dollars to make payments on our dollar-denominated debt. If in the future is required the authorization of the Argentine Central Bank and it does not authorize us to remit funds abroad, current and noncurrent debt obligations may become immediately due and payable, unless new financing is available to us from outside Argentina or we are able to renegotiate the indebtedness that is subject to such restrictions. Although we may in the future undertake to obtain such financing or renegotiate our indebtedness, we cannot assure you that such efforts would succeed and enable us to remain a going concern.

We are leveraged and may be unable to pay our debt

We have had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2003, we had approximately Ps. 233.8 million of financial debt (excluding accrued and unpaid interest).

The amount of leverage that we have could have important consequences which include limiting our ability to refinance existing debt or to borrow money to finance working capital, acquisitions and capital expenditures and requiring us to dedicate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including making acquisitions and capital expenditures. High leverage could also place us at a disadvantage with respect to less leveraged competitors and could limit our ability to react to changes in market conditions, the real estate industry and economic downturns.

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

On March 30, 2000, in connection with the issuance of Ps. 85 million 14.875% unsecured Notes due April 7, 2005 (the “Ps. 85 million Notes”), we entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed us to reduce the net cost of our debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, we agreed to pay US$ 69.1 million on March 30, 2005 and will receive Ps. 69.1 million on such date. As collateral for our payment obligations under the modified agreement, we were required to make a deposit of US$50 million with the counterparty. We are not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. dollar. Thus, a continued devaluation of the Peso against the US dollar and/or an increase in interest rates would increase our loss which could be material.

The devaluation of the Argentine Peso and the deterioration of the Argentine economy have had, and may continue to have, a material adverse effect on the results of our operations and financial condition

For so long as the Convertibility Law remained in effect, we had no exchange rate risk relating to our Peso-denominated revenues and our U.S. dollar-denominated liabilities. However, with the repeal of the Convertibility Law on February 4, 2002, all U.S. dollar-denominated obligations, which were within the Argentine banking sector and subject to Argentine Law, were mandatory converted into Peso-denominated liabilities at an exchange rate one Peso to one U.S. dollar. Nevertheless, as of that date we were under swap agreement in which we converted our Peso-denominated fixed rate debt to U.S. dollar denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005, which is subject to New York law and thus have not been converted into Pesos. Moreover, our US$ 50.0 million Convertible Notes are dollar-denominated.

We realize a substantial portion of our revenues in Pesos and, as a result, the devaluation of the Peso has adversely affected the U.S. dollar value of our earnings and, thus, impaired our financial condition. Moreover, our Peso-denominated assets (which represent 97.8% of our total assets as of June 30, 2003) have depreciated against our indebtedness denominated in foreign currency. As of June 30, 2003, we had outstanding debt amounting to Ps. 242.8 million, of which, 60.1% was denominated in U.S. dollars. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition, and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The impact of the mandatory pesification and the possibility of changes in the actual indexation system for contracts originally denominated in U.S. dollars may affect our profit

Although our lease agreements are U.S. dollar-denominated obligations, Decree No. 214/02 and Decree No. 762/02 mandatorily converted all U.S. dollar monetary obligations entered into between private parties prior to January 7, 2002 that are not related to the financial system into Peso-denominated obligations at a rate of Ps. 1.00 = US$ 1.00. Additionally, these obligations are subject to inflation adjustment through the CER index. We cannot assure you that these adjustments methods will exist in the future or that they will accurately reflect inflation. If, as a consequence of this adjustment, the agreement is unfair to any of the parties, either may ask the other for a fairness adjustment. If they do not reach an agreement, a court will make the decision. New lease agreements may be freely entered into between parties.

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

Our ability to generate income from our properties sufficient to service our debt and cover other expenses may be adversely affected by the following factors, among others, some of which we cannot control:

•	oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for us;

•	increased competition from other real estate operators which might drive down our prices and profits;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the life of and revenue from a property;

•	increases in operating expenses which could lower our profitability;

•	the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

•	the need to periodically renovate, repair and release space, the higher costs thereof and the ability of a tenant to provide adequate maintenance and insurance; and

•	exercise by our tenants of their legal right to early terminate their leases.

An economic downturn in the areas in which the shopping centers are located might materially and adversely affect our financial condition and results of operations, due to bankruptcy of tenants and reduction in the shopping center sales due to lower disposable income. Increases in operating costs due to inflation and other factors may result in some tenants being unable or unwilling to pay rent or expense increases. In addition, we have a number of important tenants occupying space in more than one shopping center and, as a result, if any one or more of such tenants were to experience financial difficulties and cease paying rent, our operating results could be materially and adversely affected. During the fiscal year ended June 30, 2003, our biggest tenant contributed approximately 20% of our income from leases and services. Furthermore, as leases on properties expire or early terminate, we may be unable to find new tenants or tenants may enter into new leases on terms that are less favorable to us. The failure to lease such properties could have a material adverse effect on our financial condition.

Failure to lease the stores of Rosario Shopping Center and to sell planned properties will adversely affect our financial condition

We might have difficulty or fail to lease the stores of Rosario Shopping (which construction has begun in December 2003) and to sell our futures developments. The Rosario project is composed of the construction of a shopping center and a high-rise residential complex in the city of Rosario. We expect to finance the main part of the fund through working capital, and if necessary we are going to seek debt financing in a limited amount. A failure or a delay in selling these properties would result in lower results of operations and have a material adverse effect on our financial condition.

We are subject to shopping center operating risks that may result in lower profitability of our shopping centers

Shopping centers are subject to various factors that affect their development administration and profitability. These factors include:

•	the accessibility and the attractiveness of the area where the shopping center is located;

•	the intrinsic attractiveness of the shopping center;

•	the flow of people and the level of sales of each shopping center rental unit;

•	the amount of rent collected from each shopping center rental unit; and

•	the fluctuations in occupancy levels in the shopping centers.

In the event that there is an increase in operational costs, caused by inflation or other factors, we could suffer a material adverse effect, if our tenants are unable to pay their higher rent obligations due to the increase in expenses.

Moreover, the shopping center business is closely related to consumer spending, and, therefore, to the economy in which such customers are located. All of our shopping centers are located in Argentina, and, as a consequence, their business has been seriously affected by the Argentine recession. Unemployment, political instability and inflation have reduced consumer spending in Argentina, lowering tenants’ sales and forcing some of them to leave our shopping centers. This has reduced the occupied space and consequently, our revenues.

Real estate market illiquidity and declining property values in U.S. dollars may adversely affect our financial condition

The Argentine crisis, including the devaluation of the Peso, has deteriorated the value in a U.S. dollar basis and increasing the illiquidity of real estate investments. As a result, it may be more difficult for us to adjust our property portfolio promptly in response to changes in economic or business conditions or to the factors described above. During 2002 the economic recession and the devaluation of the Peso have significantly reduced consumer spending power, and the social unrest and ensuing political instability together with the succession of governmental measures have adversely affected the normal operations of banks have heightened uncertainty and eroded confidence in the possibility of recovery. If we are forced to sell one or more of our shopping centers in order to cover operating expenses or to satisfy debt service obligations, or if we were liquidated, the proceeds from such sales might be less than our total investment in the shopping centers sold.

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

Concentration of Assets

Our principal properties are located in the City of Buenos Aires and the Greater Buenos Aires area and substantially all of our revenues are derived from such properties. For the fiscal year ended June 30, 2003, approximately 98% of our sales from leases and services were derived from properties in the City of Buenos Aires and Greater Buenos Aires. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires area, we expect to continue to depend to a very large extent on economic conditions in those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

An overdue payment could result in the cancellation of an acquisition of a significant interest in the Neuquén Project, and we may not recover our original investment if we do not reach an agreement

On July 6, 1999, we acquired a 94.6% interest in Shopping Neuquén S.A. for US$ 4.2 million. We paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is overdue.

The sellers have filed a suit to collect the payment, to which the Company answered and filed a counterclaim for the contract readjustment based on the economic and social emergency situation, already answered by the sellers who alleged that the payment was overdue before the economic and social emergency situation. For that reason they allege that we cannot plead readjustment of the contract. Although we are hoping for a favorable outcome, and we are still negotiating an agreement, there can be no assurance as to the final outcome of these lawsuit. In case we do not reach an agreement, the sale may be cancelled, and we may not recover our original investment.

Pérez Cuesta S.A.C.I., in which we own a non-controlling interest, has defaulted on several payments which could result in its inability to remain as a going concern

As of June 30, 2003, Pérez Cuesta S.A.C.I. (“Pérez Cuesta”), in which we own an 18.9% non-controlling interest and which owns the Mendoza Plaza Shopping Center, had a Ps. 39.1 million financial indebtedness (including accrued interests and CER), Ps. 16.2 million of which had expired and was in default. (See “Business overview, Mendoza Plaza”). Although pursuant to Decree No. 214/02, Pérez Cuesta’s U.S. dollar-denominated financial indebtedness has been converted into Pesos, since its indebtedness includes outstanding mortgage and commercial lease contracts-collateralized borrowings, the default on several expired payments raises substantial doubt as to its ability to continue as a going concern. Currently, Pérez Cuesta is negotiating an extension of the original payment terms with its creditors. However, we cannot assure you that it will achieve a successful restructuring of its financial indebtedness.

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

The shift of consumers to purchasing goods over the Internet may hurt our shopping center sales

During the last years, retail sales by means of the Internet have grown very significantly in Argentina even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and that they are likely to continue doing so. If e-commerce and retail sales through the internet continue to grow, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and prospects.

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

We cannot assure you that Internet companies will generate earnings or will be able to obtain financing once the initial capital contributions are already used. Therefore, our risks associated with Internet companies includes the possibility that:

•	we will not recover the investments already made and the one committed; and

•	we will have to increase our capital contributions to finance the Internet companies.

We may also experience the following additional risks with respect to our investment in Internet companies:

•	the possibility that the internet company might not maintain and/or increase the level of traffic of the sites;

•	the internet company might not adapt itself or anticipate the changes in the market;

•	the internet company may be inefficient in updating and developing the necessary systems and organization and in hiring new or specialized personnel;

•	the chance that the world wide web will not be able to handle the site traffic;

•	the difficulty in generating expected income;

•	the failure in the administration of expansion of operations; and

•	the lack of efficiency to merge new lines of business to the existing operations.

Moreover, it should be taken into account that the expected level of use and acceptance of the Internet and online services might never be reached.

Our future acquisitions may be unprofitable

We intend to acquire additional shopping center properties to the extent that they will be acquired on advantageous terms and meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	the risk that investments will fail to perform as expected, or

•	the risk that estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate.

Development and construction activities may render projects unprofitable for us

In the development, renovation and construction of shopping centers and residential apartment complexes, we generally engage third-party contractors. Risks associated with our development, renovation and construction activities include:

•	we may abandon development opportunities and renovation proposals;

•	construction costs of a project may exceed original estimates, making a project uneconomical;

•	occupancy rates and rents at a newly completed project may not be sufficient to make the project profitable;

•	sale prices for residential units may be insufficient to cover development costs;

•	we may be unable to obtain financing on favorable terms for the development of a project;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

•	we may be unable to obtain or may face delays in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations.

We are subject to the risk of payment defaults due to our investments in credit card businesses

Investments in credit card businesses can be adversely affected by delinquency on credit cards accounts, defaults in payments by credit card holders, judicial enforcement for the collection of payments, doubtful accounts or loss of receivables. The actual rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors, which among others include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	increase of unemployment; and

•	loss of value of actual salaries.

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

A high percentage of credit card holders are employees. Consequently, reductions in employment, suspensions or reductions in salaries may reduce credit card holders’ incomes, thus, adversely affecting our credit card revenue collections.

We are controlled by two principal shareholders

As of November 30, 2003, IRSA Inversiones y Representaciones Sociedad Anonima (“IRSA) and Parque Arauco S.A. (“Parque Arauco”), our principal shareholders, owned in the aggregate approximately 81.4% of our capital stock. These principal shareholders control us and have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

The number of shares beneficially owned by IRSA and Parque Arauco in the aggregate will increase by 1,424,046,574 assuming full conversion of 46.1 million, Convertible Notes owned by IRSA and Parque Arauco.

Seller Financing

Although mortgage financing for residential property is available in Argentina from banks and financial institutions, we continue to provide seller financing to purchasers of units in our residential development properties by extending mortgage loans to such purchasers. Our mortgage loans were pesified and currently bear interest at a fixed interest rate averaging 14% per year and for terms ranging generally from 1 to 15 years. As of June 30, 2003, we had approximately Ps. 1.5 million in outstanding mortgage loans. We generally try to set such rates above the cost of such funds to us.

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

Argentine lease law imposes lease restrictions that limit our flexibility

Argentine laws governing leases impose certain restrictions, including the following:

•	lease agreements may not contain inflation adjustment clauses based on consumer price indexes or whole price indexes. Although a lot of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation it may be impossible for us to increase the amounts owed under our lease agreements;

•	lease agreements must be for a minimum term of two years for residential properties and three years for retail property, except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for the leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial lease agreements after the initial six months. The exercise of such rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future.

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

We are dependent on our senior manager Eduardo Elsztain

Our success depends, to a significant extent, on the continued employment of Eduardo S. Elsztain, our chairman of the Board of Directors. The loss of his services for any reason could have a material adverse effect on our business. If our current principal shareholders were to lose their influence on the management of our business, our principal executive officers could resign or be removed from office. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

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

The ADSs are freely transferable under U.S. securities laws, including shares sold to our affiliates. IRSA, Parque Arauco and the Goldman Sachs Emergent Markets / Affiliated Partners Holdings L.L.P. (“GSEM/AP”), which as of November 30, 2003 own approximately 87.7% of our common shares (or approximately 626,953,440 common shares which may be exchanged for an aggregate of 15,673,836 ADSs), are free to dispose of any or all of their common shares or ADSs at any time in their discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs. Different Corporate Disclosure and Accounting Standards

There may be less publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

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

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and all of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce in all respects, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

Passive Foreign Investment Company

Although it is an inherently uncertain factual issue, we may be deemed a passive foreign investment company (“PFIC”) for the current or future taxable years. Any U.S. holder that owns shares or ADSs, at any time during a taxable year in which we are a PFIC will be subject to special United States federal income tax rules and, generally, will be subject to additional tax and an interest charge upon certain distributions by us or upon gains realized upon a sale or other disposition of the shares or ADSs. See “United States Taxation—Passive Foreign Investment Company Rules” for a more detailed discussion of the consequences of the Company being deemed a PFIC. Investors are urged to consult their tax advisors regarding the application of the PFIC rules to them.

ITEM 4. Information on the Company

A. History and Development of APSA

General Information

Our legal name is “Alto Palermo S.A. (APSA)”. We were organized and incorporated in August 29, 1889 under Argentine law as a Sociedad Anónima (stock corporation), and we were registered with the Inspección General de Justicia (Public Registry of Commerce of the City of Buenos Aires) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and our American Depositary Shares on the NASDAQ. Our principal executive offices are located at Hipólito Yrigoyen 476, 2nd Floor, Buenos Aires (C1086AAF), Argentina. Our telephone is +54-(11)-4344-4600. Our Depositary Agent for the American Depositary Shares in the United States is Bank of New York whose address is 1258 Church Street Station, New York, New York 10286, and whose telephone is +1-(610)-312-5315.

Please notice that as from January, 2004, we will move our headquarters to Moreno 877, (C1091AAQ), Buenos Aires, Argentina, keeping the same telephone numbers.

History

Limited Operating History

We were formed in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and, until 1984, we were the operator of the main fresh product market in the City of Buenos Aires. Our most important asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely ceased operations. In July 1994, IRSA acquired a controlling interest in our company and, subsequently, we recommenced the real estate operations. Since then, we have continued to grow through a series of acquisitions and development of businesses. In April 1997 we merged with fourteen of our wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)” to “Alto Palermo S.A. (APSA)”. As of November 30, 2003 the largest beneficial owners of our capital stock were IRSA 54.2%, Parque Arauco 27.2%, GSEM/AP 6.2%. Our remaining shares are owned by the public.

On April 7, 2000, we issued the Ps. 85 million Notes due April 7, 2005 at a 14.875% annual rate payable semiannually. Proceeds from this issuance were used to repay certain outstanding syndicated loans and other short-term financial debt.

On March 30, 2000, in connection with the issuance of Ps. 85 million Notes, we entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed us to reduce the net cost of our debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, we agreed to pay US$ 69.1 million on March 30, 2005 and will receive Ps. 69.1 million on such date. As collateral for our payment obligations under the modified agreement, we were required to make a deposit of US$50 million with the counterparty.

In order to finance the US$50 million collateral deposit and the subsequent transactions related to the swap, we entered into loan agreements with IRSA and Parque Arauco. As of June 30, 2002 our debt with IRSA and Parque Arauco under those loan agreements amounted to Ps. 40.6 million and Ps. 20.4 million respectively. The funds obtained under these loans have been used to subscribe our Series I Convertible Notes.

On January 18, 2001, we issued, together with our wholly owned subsidiary, Shopping Alto Palermo SA, US$ 120.0 million of secured notes (the “Senior Notes”) due on January 13, 2005. The proceeds from this issuance were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts.

On July 19, 2002 we issued US$ 50 million of Convertible Notes, which are convertible into shares of our common stock for up to US$ 50 million. The offering was subscribed in full. Our Convertible Notes mature on July 19, 2006. The Convertible Notes are convertible since August 28, 2002 and until June 19, 2006. The proceeds from the offering of these Convertible Notes have allowed us to pay an important portion of our existing debt.

As of December 16, 2003, the number of Convertible Notes outstanding amounts to US$ 49,330,856, while the number of outstanding shares are 719,902,543.

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

Year ended June 30, 1998

(a) Acquisition of Old Alto Palermo

In September 1997, we entered into a preliminary agreement with an unaffiliated third party, Pérez Companc S.A., for the acquisition of Alto Palermo S.A. (hereinafter referred to as “Old Alto Palermo”). At the time of the agreement, the business and operations of Old Alto Palermo consisted of various wholly owned entities owned directly or indirectly by Pérez Companc S.A.

Old Alto Palermo was engaged in:

•	the acquisition, development and management of commercial real estate, primarily shopping centers (the “Retail Assets”), and

•	the acquisition, development and sale of office and residential apartment buildings and hotels (the ”Non-retail Assets”).

Old Alto Palermo’s Retail Assets comprised a 50% interest in “Alto Palermo Shopping Center”, and a 51% indirect interest in “Buenos Aires Design”. Retail Assets represented 37% of the total Old Alto Palermo’s business.

In November 1997, following a thorough review of the various alternatives for divesting Old Alto Palermo’s Retail Assets, our Board of Directors together with a consortium of investors which included IRSA, Parque Arauco and GSEM/AP, approved a plan of reorganization of Old Alto Palermo. The plan of reorganization was effected by means of a combination of a merger and separation of assets (escisión-fusión). As a result of the plan of reorganization, the 100% of the Retail Assets of Old Alto Palermo were merged into SAMAP; and the 100% of the Non-retail Assets of Old Alto Palermo, representing the remaining 63% of the business, remained in Old Alto Palermo whose only shareholders were IRSA and GSEM/AP and which changed its name to ”Inversora Bolívar S.A.” Pursuant to the reorganization, all properties, assets, liabilities and obligations of the Retail Asset business became the properties, assets, liabilities and obligations of SAMAP, that is, ours. Afterwards, our shareholders approved an amendment to SAMAP’s that is, ours articles of incorporation to change our name from Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) to Alto Palermo S.A. (APSA).

(b) Acquisition of Paseo Alcorta

In July 1997, we acquired Paseo Alcorta. The total consideration included a cash payment of US$ 40.5 million plus a contingent payment of up to US$ 13.5 million. As of the date of this annual report, the conditions to contingent payment takes place have not been fulfilled. Although it, we cannot assurance you that we will be able to avoid payment of the additional US$13.5 million. According to the informed by APSA´s legal advisers, the probability of the additional US$13.5 million take place is very remote.

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

Year ended June 30, 1999

Acquisition of Patio Bullrich

On July 15, 1998, we made an irrevocable offer to acquire certain assets, which comprise Patio Bullrich, for US$ 72.3 million from Showcenter S.A. and Bullmaco S.A., companies of the Maccarone group (the ”Sellers”). Our offer was accepted by the Sellers on July 16, 1998, and we paid 5% of the purchase price (US$ 3.6 million) to the Sellers on July 17, 1998. On August 18, 1998, we entered into a definitive purchase and sale agreement at which time we paid an additional 15% of the purchase price (US$ 10.9 million). The balance of the purchase price was paid on October 1, 1998 upon the closing of the transaction.

Year ended June 30, 2000

(a) Alto Invest S.A.

On March 3, 2000, we acquired a 61% equity interest in Alto Invest S.A. (”Alto Invest”) for de minims consideration. Alto Invest is a web-based provider of comprehensive investing tools, planning and financial information and primarily generates its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased operations and is actively pursuing to evaluate alternative investment projects.

(b) Tres Ce S.A.

On January 3, 2000, we acquired the remaining 20% interest in Tres Ce S.A. for US$ 2.5 million in cash.

(c) Acquisition of Inversora del Puerto S.A. (“Inversora del Puerto”)

On July 8, 1999, we acquired a 99.9% interest in Inversora del Puerto, a wholly owned subsidiary of IRSA, for the minims consideration. Inversora del Puerto had no significant activity prior to the acquisition by us. Thereafter, we contributed Ps. 6.1 million to this company. On the same date, Inversora del Puerto acquired a property located near Paseo Alcorta shopping center for US$ 3.7 million, of which US$ 2.1 million was paid in cash and the remaining balance was paid in July 2000.

(d) Acquisition of Shopping Neuquén S.A. (“Shopping Neuquén”)

On July 6, 1999, we acquired a 94.6% interest in Shopping Neuquén S.A. for US$ 4.2 million in cash. We paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is overdue.

Shopping Neuquén’s sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 135 stores, a hypermarket, a multiplex movie theater and a hotel.

In June 2001 Shopping Neuquén filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that they will develop. The request was rejected and, in June 2003, Shopping Neuquén S.A. lodged a remedy before the Higher Court of the Province of Neuquén, requesting the annulment of the resolutions issued by the Mayor.

If the extension is not approved, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén runs the risk of not recovering its initial investment.

Although we hope for a favorable resolution to the remedy filed and we still are negotiating a new arrangement with the Neuquén Municipality, we cannot assure a favorable result to us.

Furthermore, on August 15, 2003 we were informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against us, claiming collection of a price balance of US$ 3.0 million plus interest and legal costs.

In September 2003, we answered the complaint and filed a counterclaim for the contract readjustment based on the economic and social emergency situation. In November 2003, the old shareholders of Shopping Neuquén answered to counterclaim alleging that the payment was overdue before the economic and social emergency situation. For that reason they allege that we cannot plead readjustment of the contract.

Although we hope for a favorable resolution to the judicial proceeding, and we still are negotiating a new arrangement with the old shareholders, we cannot assure a favorable result to us

Year ended June 30, 2001

Acquisition of Fibesa S.A.

In September 2000, we completed the acquisition from Dolphin Fund Management S.A., at that time a related party, of the 99.99% equity interest in Fibesa S.A., a company engaged in real estate brokerage activities for our shopping centers for US$ 10.0 million in cash. Revenues derived from brokerage transactions conducted by Fibesa consist primarily of commissions charged to tenants under leasing contracts with us. Our management believes that this acquisition may contribute additional revenues to us through Fibesa’s extensive experience in real estate brokerage activities. In addition, we intend to manage Fibesa’s ongoing business as a separate business unit, and have not committed to any restructuring plan or cost reduction initiatives at this time.

During the fiscal years ended June 30, 2002 we did not enter into any material business acquisitions.

Year ended June 30, 2003

During the year ended June 30, 2003 we acquired an additional 24% ownership interest in Alto Invest for a total consideration of Ps. 0.2 million, resulting in the recognition of a Ps. 0.2 million gain. In September 2000, our interest in Alto Invest had increased from 61% to 76% as a result of an issuance of stock by Alto Invest.

Capital Expenditures

During fiscal year 2003 we invested approximately Ps. 2.5 million in capital expenditures, mainly in improvements of our shopping center properties.

During fiscal year 2002 we invested approximately Ps. 4.0 million in capital expenditures. We made investments of Ps. 4.0 million mainly related to Rosario Project and improvements of our shopping center properties.

During fiscal year 2001 we invested approximately Ps. 55.4 million in capital expenditures. We made investments in E-Commerce Latina, a related company of Ps. 11.1 million. We also made investments of Ps. 12.1 million related to improvements of our shopping center properties; Ps. 8.3 million related to improvements of other buildings; Ps. 2.6 million related to fixed asset acquisitions and US$ 9.7 million (net of cash acquired) related to the acquisition of Fibesa.

Divestitures

Bahía Blanca Plaza Shopping, Bahía Blanca, Province of Buenos Aires

On November 19, 1998, a subsidiary of Pérez Cuesta -Bahía Blanca Plaza Shopping S.A.-, opened a new shopping center called Bahía Blanca Plaza Shopping, located in Bahía Blanca, Province of Buenos Aires. The shopping consists of 92 stores, a supermarket, an 8-screen multiplex cinema, and a 2,500 square meter entertainment area.

Pérez Cuesta owned a 51% controlling interest in Bahía Blanca Plaza Shopping S.A., and therefore we indirectly owned a 9.6% of this shopping center. On June 29, 2001 Pérez Cuesta S.A.C.I. sold its interest in Bahía Blanca Plaza Shopping S.A. for the total consideration of US$ 100,000 that has already been paid.

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

We currently operate and own a majority equity interest in seven shopping centers in Argentina and a minority interest in one shopping center property, as follows:

Property	Interest owned	Location

Paseo Alcorta	100%	City of Buenos Aires, Argentina

Patio Bullrich	100%	City of Buenos Aires, Argentina

Abasto Shopping Center	100%	City of Buenos Aires, Argentina

Alto Palermo Shopping Center	100%(1)	City of Buenos Aires, Argentina

Buenos Aires Design	51%(2)	City of Buenos Aires, Argentina

Alto Avellaneda	100%	Buenos Aires, Argentina

Alto Noa	100%	Salta, Argentina

Mendoza Plaza	18.9%(3)	Mendoza, Argentina

(1)	We have a 100% interest in Alto Palermo Shopping Center through a 100% interest in SAPSA.
(2)	We have a 51% equity interest of Emprendimiento Recoleta, which in turn holds the concession to operate the Buenos Aires Design Center.
(3)	We have a 18.9% minority interest in Mendoza Plaza Shopping Center through a 18.9% interest in Pérez Cuesta S.A.C.I.

For each of the properties that we operate and consolidate (including Buenos Aires Design), we provide the rental income and rental income per square meter. In the case of Mendoza Plaza, we have not included rental income information, due to the fact that we are a non-controlling investor.

We also construct residential apartment buildings for sale and shopping centers in order to operate them. As of June 30, 2003, we own the following development properties:

•	A residential project, known as Coto Residential Project, to be built on the top of the existing supermarket, Coto Centro Integral de Comercialización S.A.

•	An office/apartment tower project, known as Alcorta Plaza Project, to be built close to Paseo Alcorta.

•	A plot of land where both residential and retail space may be developed in the City of Rosario, known as Rosario Project.

•	A property for development of a shopping center space in Neuquén, known as Neuquén Project.

•	A property for development of shopping center space in the neighborhood of Caballito, City of Buenos Aires, know as Caballito Project.

Through our majority-owned subsidiary Tarshop S.A., we originate credit card accounts which make more attractive for customers to purchase goods and services from our shopping centers retail and services businesses. Tarshop S.A. is a limited purpose credit card company and is not affiliated with any bank. We are also engaged in e-commerce activities through our equity investment in E-Commerce Latina S.A. Through the website Altocity.Com, we replicate the shopping experience to consumers by offering the substantially same selection of goods and services encountered at our shopping center properties.

Our principal operations and markets are located in Argentina, our country of domicile. We do not have operations outside Argentina.

The following tables show percentages of revenues by business segment and by geographical area for the periods indicated:

	Fiscal Years Ended June 30,
	2003	2002	2001
	(in constant pesos of February 28, 2003)
Revenues from leases and services by Geographical Area
City of Buenos Aires	76,693,361	117,801,156	163,535,177
Greater Buenos Aires	10,038,348	23,871,124	34,897,605
Rest of the country	2,087,065	4,450,323	5,447,753
Total Revenues	88,818,774	146,122,603	203,880,535

	Fiscal Years Ended June 30,
	2003	2002	2001
Revenues by Product Line
Leases and services	77.8%	74.5%	76.5%
Sales and development properties	0.4%	2.1%	5.0%
Credit cards operations	21.8%	23.4%	18.5%
Total	100.0%	100.0%	100.0%
Total Revenues (1)	114.2	196.0	266.0

(1)	in million of Pesos.

Business Strategy

General

Our principal objective is to increase cash flow, revenues and asset value by implementing a strategy of:

•	offering a variety of commercial proposals reflecting recent trends. Due to the continuing effects of the economic recession, consumers’ needs have become more selective in terms of choosing of choosing a shopping center and entertainment site, and we will seek to propose more activities, more sales promotions and more entertainment to increase the overall satisfaction of our customers.

•	implementing a comprehensive marketing program intended to increase traffic in our shopping centers;

•	developing brand name recognition and consumer loyalty to our shopping centers by, among other things, coordinated promotional events, loyalty cards and similar efforts designed to attract consumers away from traditional street-level stores and by differentiating our shopping centers from those of our competitors;

•	developing our credit card operation business, which encourage customers to purchase goods and services from our shopping centers, and seeking to expand the use of our cards to new stores outside our malls;

•	expanding family entertainment and restaurant facilities at certain of our existing locations to encourage increased frequency and duration of visits by consumers, and particularly families, to our shopping centers;

•	achieving worthy synergies, economies of scale and cost reductions through the consolidated administration of our shopping centers;

•	developing new shopping centers in strategic markets with growth opportunities across Argentina; and

•	taking advantage of tourism to promote sales in our shopping centers to diminish the adverse impact of declining retail sales.

Shopping Centers

General Description

We own a majority interest in, and operate, a portfolio of seven shopping centers in Argentina, of which five are located in the city of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in Greater Buenos Aires (Alto Avellaneda) and the other, in the city of Salta (Alto Noa). We also have an 18.9% interest in Mendoza Plaza Shopping Center, located in the city of Mendoza, Argentina, through our 18.9% interest in Pérez Cuesta.

Our shopping centers comprised a total of 182,639 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not our tenants). Total tenants’ sales in nominal value in our shopping centers, as reported by retailers, were approximately Ps. 973.6 million for the fiscal year ended June 30, 2003 and Ps. 690.5 million for the fiscal year ended June 30, 2002. Retail sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales. As of June 30, 2003, the average occupancy rate of our shopping centers was 95.8%. During the fiscal year ended June 30, 2003, income from our largest tenant was approximately 2.36% of consolidated sales from leases and services.

The following table shows the total approximate tenant retail sales at the shopping centers in which we have an interest for the fiscal years ended June 30, 2003, 2002 and 2001.

	Fiscal Years Ended June 30,(1)
	2003	2002	2001
Abasto Shopping Center	202,823,167	137,849,712	165,328,133
Alto Palermo	215,931,709	148,347,559	167,814,254
Alto Avellaneda	127,574,363	110,624,127	150,984,029
Paseo Alcorta	127,435,577	86,280,072	101,882,781
Patio Bullrich	111,965,777	65,003,630	77,804,277
Alto Noa	34,726,635	28,228,604	35,522,495
Buenos Aires Design	35,160,183	25,610,019	44,504,504
Mendoza Plaza	118,198,525	88,536,063	112,471,428

Total Retail Sales(2)	973,624,428	690,479,785	856,311,901

(1)	Retail sales based upon information provided by retailers to us and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.

The following table shows certain information regarding the shopping centers in which we hold an interest:

	Date of Acquisition	Gross Leasable Area(1)		Total Number of Stores	Percentage Leased(2)	Alto Palermo’s Ownership Interest		Book Value as of June 30, 2003 (3)
		(m2)			(%)	(%)		(Ps. 000)
Abasto Shopping Center (4)	7/94	40,387	(5)	180	99.4	100.0		210,848.3
Alto Palermo Shopping Center (6)	11/97	18,265		153	94.1	100.0		247,478.0
Alto Avellaneda Shopping(7)	11/97	26,860		153	99.5	100.0		105,133.4
Paseo Alcorta	6/97	14,759		121	91.9	100.0		72,689.6
Patio Bullrich	10/98	11,749		89	91.7	100.0		127,554.3
Alto Noa (8)	3/95, 9/96 and 1/00	18,904		92	90.3	100.0		23,810.5
Buenos Aires Design (9) (10)	11/97	14,563		59	94.3	51.0		13,178.4
Mendoza Plaza (10)	12/94	37,152		139	96.2	18.9	(11)	16,847.8

Total		182,639		986	95.8			817,540.3

(1)	Excludes the gross leasable area occupied by hypermarkets which are not our tenants.
(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2003.
(3)	Book value equals cost of acquisition plus improvements, adjusted for inflation at the end of the year, less accumulated depreciation. Reflects our ownership interest in each property.
(4)	Opened on November 10, 1998.
(5)	Excludes approximately 3,800 square meters of space occupied by Museo de los Niños, Abasto.
(6)	On November 18, 1997, we acquired a 75% interest in the property, and on December 23, 1997 we acquired the remaining 25%.
(7)	On November 18, 1997, we acquired a 50% interest in the property, and on December 23, 1997 we acquired the remaining 50%.
(8)	In March 1995, we made an initial investment in Alto Noa through an acquisition of a 50% interest in Tres Ce S.A. In September 1996, we acquired an additional 30% interest in Tres Ce S.A. The total acquisition price for the 80% interest in Tres Ce S.A. was US$ 7.2 million. On January 3, 2000, we acquired the remaining 20% of Tres Ce S.A.’s capital stock for US$ 2.5 million.
(9)	We own directly a 51% interest in the company which holds the concession to operate this property. We consolidate sales of this shopping center.
(10)	The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased, although we have only a 51% economic interest in Buenos Aires Design and an 18.9% economic interest in Mendoza Plaza.
(11)	We own an 18.9% interest in Pérez Cuesta S.A.C.I. which wholly owns and operates this property.

The following table shows the occupancy rate expressed as a percentage of the gross leasable area for the fiscal years ended June 30, 2003, 2002 and 2001:

	Fiscal Years Ended June 30,
	2003	2002	2001
	%
Abasto Shopping Center	99.36	95.43	94.50
Alto Palermo Shopping Center	94.12	92.06	96.07
Alto Avellaneda	99.45	93.58	94.31
Paseo Alcorta	91.90	84.31	93.56
Patio Bullrich	91.69	91.11	97.20
Alto Noa	90.33	87.63	90.55
Buenos Aires Design	94.28	81.31	90.15
Mendoza Plaza	96.20	97.10	96.25

Total	95.77	92.41	94.42

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2003, 2002 and 2001:

	Fiscal Years Ended June 30, (1)
	2003	2002	2001
	(in constant pesos of February 28, 2003)
Abasto Shopping Center	435.9	738.36	1,034.10
Alto Palermo Shopping Center	1,151.26	1,658.90	2,359.64
Alto Avellaneda	352.07	860.45	1,234.22
Buenos Aires Design	195.83	614.72	626.59
Paseo Alcorta	799.21	1,216.01	1,747.06
Patio Bullrich	749.81	1,014.06	1,288.63
Alto Noa	107.72	235.76	287.86

(1)	Annual sales per gross leasable square meter reflect the sum of base rent, percentage rent, stands and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

Lease Expiration

The following table sets forth the schedule of estimated lease expirations for our shopping centers (excluding Mendoza Plaza) for leases in effect as of June 30, 2003, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2004 (2)	414	50,554	34.75	24,780.161	44.58
2005	167	18,553	12.75	10,903,436	19.62
2006	197	31,046	21.34	11,055,164	19.89
2007	40	11,138	7.66	3,005,390	5.41
2008+	29	34,196	23.5	5,838,144	10.5

Total	847	145,487	100.00	55,582,295	100.00

(1)	Include the base rent and does not reflect our ownership interest in each property.
(2)	Include the vacant stores as of June 30, 2003.

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

Abasto Shopping Center, City of Buenos Aires.

Abasto Shopping Center is a 180-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto Shopping Center opened on November 10, 1998. We invested approximately US$ 111.6 million in Abasto Shopping Center. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. We converted the property into an 116,808 square meter shopping center with approximately 40,387 square meters of gross leasable area. Abasto Shopping Center is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our residential apartment complex, and a Coto supermarket.

Abasto Shopping Center includes a food court with restaurants covering an area of 5,600 square meters, a multiplex cinema with 12 theaters and seating for approximately 2,800 people covering an area of 9,890 square meters, entertainment facilities and a 3,800 square meter children’s museum that is not included in the gross leasable area. The shopping center is spread out over five levels and has a 2,100-car parking lot consisting of 49,100 square meters.

Abasto Shopping Center’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

On July 15, 1997, we entered into a lending facility agreement with Cinemas Hoyts de Argentina S.A. (“Hoyts”) which provides for the terms of the construction and of the space leased to operate a cinema complex in the Abasto Shopping Center. Pursuant to this agreement, Hoyts agreed to finance up to US$ 7.8 million of the construction cost of the construction of the portion of the building where the cinema complex is located. Construction was completed in November 1998, at which time Hoyts started leasing the space for a period of ten years renewable at the option of Hoyts for two additional consecutive ten-year periods. As of November 1998, the amount extended by Hoyts under the facility totaled US$ 7.3 million, the same amount of the total construction cost. The loan accrues interest at six-month LIBOR plus 2%. Under the agreement, the loan is being repaid by offsetting against the rent owed by Hoyts the greater of (i) US$ 920.000 per annum and (ii) 10% of the sales from movie tickets plus 12% of other products and services sold at the cinema complex.

Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2003, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 202.7 million which represents sales per square meter of approximately Ps. 5,017. Total income from leases decreased from approximately Ps. 34.6 million for the fiscal year ended on June 30, 2002 to Ps. 20.5 million for the fiscal year ended on June 30, 2003, which represent monthly sales per gross leasable square meter of Ps. 71.4 in 2002 and Ps. 42.4 in 2003. As of June 30, 2003, the occupancy rate in Abasto Shopping Center was 99.4%.

Abasto Shopping Center’s five largest tenants

Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 44.4% of Abasto Shopping Center’s gross leasable area as of June 30, 2003 and approximately 20.0% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto Shopping Center’s five largest tenants:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Cinemas Hoyts	Entertainment	9,890	24.5
Rodo	Home appliances	1,000	2.5
Zara	Clothes and footwear	1,955	4.8
Mc Donald’s	Restaurant	790	2.0
Neverland	Entertainment	4,284	10.6

Total		17,919	44.4

Tenant mix of Abasto Shopping Center

The following table sets forth the tenant mix of Abasto Shopping Centers stores:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	14,528	36.0
Clothes and footwear	13,286	32.9
Miscellaneous	4,144	10.3
Restaurants	2,631	6.5
Anchor stores (1)	1,955	4.8
Home appliances	1,373	3.4
Services	1,371	3.4
Housewares	1,099	2.7

Total	40,387	100.0

(1)	The term “anchor store” refers to strategically locate leasable spaces in the shopping centers with more than 1,000 square meters which aim is to increase traffic of visitors and sales of the stores around them. Areas occupied by supermarkets or entertainment areas are not included in the definition.

Sales of Abasto Shopping Center

The following table sets forth certain information relating to the sales of Abasto Shopping Center for the period indicated:

	Fiscal Years Ended June 30,
	2003	2002	2001
	(Thousands of constant Pesos of February 28, 2003)
Sales:
Base rent	13,278.9	22,705.9	31,644.4
Percentage rent	2,257.4	1,136.7	1,901.2

Total rent	15,536.3	23,842.6	33,545.6
Revenues from admission rights	2,343.3	6,043.5	8,494.6
Management fees	604.2	1,123.7	1,318.9
Parking	1,834.5	3,108.8	4,314.1
Other	212.2	482.7	773.8

Total	20,530.5	34,601.3	48,447.0

Lease expirations for Abasto Shopping Center

The following table shows a schedule of estimated lease expirations for Abasto Shopping Center during the periods indicated for existing leases as of June 30, 2003, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2004 (1)	88	11,429	28.30	5,387,409	41,97
2005	31	4,081	10.10	1,607,734	12.52
2006	46	5,231	12.95	2,600,973	20.26
2007	7	1,546	3.83	473,649	3.69
2008+	8	18,100	44.82	2,767,279	21,56

Total	180	40,387	100.00	12,837,044	100.00

(1)	Includes the vacant stores as of June 30, 2003.

Alto Palermo Shopping Center, City of Buenos Aires

Alto Palermo Shopping Center is a 153-store shopping center that opened in 1990 in the upper-middle income, densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping Center is at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo Shopping Center has a total constructed area of 64,687 square meters that consists of 18,265 square meters of gross leasable area. The shopping center has a cinema with two screens, an entertainment center and a food court with 16 restaurants. Alto Palermo Shopping Center is spread out over four levels and has a 741-car pay parking lot in an area consisting of 32,405 square meters. In 1992 Alto Palermo Shopping Center was awarded a prize from the International Council of Shopping Centers for its overall design and appearance. Alto Palermo Shopping Center’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2003, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 215.9 million which represents sales per square meter of approximately Ps. 11,822. Total income from leases decreased from approximately Ps. 33.9 million for the fiscal year ended on June 30, 2002 to Ps. 23.4 million for the fiscal year ended on June 30, 2003, which represent monthly sales per gross leasable square meter of Ps. 154.9 in 2002 and Ps. 106.9 in 2003. As of June 30, 2003, the occupancy rate in Alto Palermo Shopping Center was 94.1%.

Alto Palermo Shopping Center’s five largest tenants

Alto Palermo Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 22.3% of its gross leasable area at June 30, 2003 and approximately 11.0% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo Shopping Center’s five largest tenants (in terms of sales in this shopping center) as of June 30, 2003:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Zara	Clothes and footwear	1,409	7.7
Frávega	Home appliances	113	0.6
Librería Yenny	Miscellaneous	1,282	7.0
Garbarino	Home appliances	154	0.8
Mc Donald’s	Restaurants	1,121	6.1

Total		4,079	22.3

Tenant Mix of Alto Palermo Shopping Center

The following table sets forth the tenant mix of the types of businesses in Alto Palermo Shopping Center:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	6,133	33,6
Miscellaneous	3,195	17.5
Restaurants	2,859	15.7
Services	2,179	11.9
Entertainment	1,723	9.4
Anchor stores (1)	1,409	7.7
Home appliance	436	2.4
Housewares	331	1.8

Total	18,265	100.0

Sales from Alto Palermo Shopping Center

The following table sets forth certain information relating to the sales derived from Alto Palermo Shopping Center during the following periods:

	Fiscal Years Ended June 30,
	2003	2002	2001
	(Thousands of constant Pesos of February 28, 2003)
Sales:
Base rent	16,421.8	25,470.0	36,796.3
Percentage rent	2,249.4	1,030.1	1,120.7

Total rent	18.671.2	26,500.1	37,917.0
Revenues from admission rights	2,817.0	3,573.9	2,364.4
Management fees	669.4	1,245.1	1,461.3
Parking	1,333.6	2,390.6	3,058.7
Other	(62.8)	233,1	539.8

Total	23,428.4	33,942.8	45,341.2

Lease expirations for Alto Palermo Shopping Center

The following table shows a schedule of lease expirations for Alto Palermo Shopping Center during the periods indicated for existing leases as of June 30, 2003, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2004 (1)	77	6,836	37,43	6,996,703	46.97
2005	27	1,860	10.18	2,599,300	17.45
2006	35	3,801	20.81	3,243,451	21.77
2007	8	2.046	11.20	672,769	4.52
2008+	6	3,722	20.38	1,383.986	9.29

Total	153	18,265	100.00	14,896,209	100.00

(1)	Include the vacant stores as of June 30, 2003.

Alto Avellaneda, Greater Buenos Aires

Alto Avellaneda is a 153-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 97,061 square meters which consists of 26,860 square meters of gross leasable area and common areas covering 19,918 square meters. The shopping center has a multiplex cinema with six screens rooms, the first Wal-Mart superstore in Argentina, a bowling center, an entertainment center and a food court with 16 restaurants. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for it’s pro rata share of the common expenses of Alto Avellaneda. The shopping center is contained mostly on one floor, with the cinema located on the second floor, and has a 3,000-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

During the fiscal year ended June 30, 2003, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 127.6 million which represents sales per square meter of approximately Ps. 4,750. Total income from leases decreased from approximately Ps. 23.9 million for the fiscal year ended on June 30, 2002 to Ps. 10.0 million for the fiscal year ended on June 30, 2003 which represent monthly sales per gross leasable square meter of Ps. 74.1 in 2002 and Ps. 31.1 in 2003. As of June 30, 2003, the occupancy rate in Alto Avellaneda was 99.5%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.3% of its gross leasable area at June 30, 2003 and approximately 13.8% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2003:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Bingo	Entertainment	2,470	9.2
Rodo	Home appliances	358	1.3
Garbarino	Home appliances	240	0.9
Frávega	Home appliances	340	1.3
Mc Donalds	Restaurant	417	1.6

Total		3,825	14.3

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	9,829	36.6
Entertainment	8,890	33.1
Services	2,195	8.2
Miscellaneous	2,163	8
Restaurants	1,820	6.8
Housewares	994	3.7
Home appliances	969	3.6

Total	26,860	100.0

Sales from Alto Avellaneda

The following table sets forth certain information relating to the sales derived from Alto Avellaneda during the following periods:

	Fiscal Years Ended June 30,
	2003	2002	2001
	(Thousands of constant Pesos of February 28, 2003)
Sales:
Base rent	7,821.0	18,049.8	26,435.4
Percentage rent	1,015.2	690.0	1495.4

Total rent	8,836.2	18,739.8	27,930.8
Revenues from admission rights	839.9	4,235.2	5,381.8
Management fees	362.1	674.2	791.3
Other	0.2	221.9	793.7

Total	10,038.4	23,871.1	34,897.6

Lease expirations for Alto Avellaneda

The following table shows a schedule of estimated lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2003, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2004 (1)	65	11,707	43.59	3,746,452	46.36
2005	27	2,784	10.36	1,423,103	17.61
2006	47	9,254	34.45	1,750,557	21.66
2007	12	2,549	9.49	1,086,221	13.44
2008+	2	566	2.11	75,600	0.94

Total	153	26,860	100.00	8,081,933	100.00

(1)	Includes the vacant stores as of June 30, 2003.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 59 stores specialized in interior and home decoration stores that opened in 1993. We own a 51% interest in Emprendimiento Recoleta S.A. (“ERSA”), the company which has the concession to operate Buenos Aires Design. The other shareholders of ERSA are as follows: 44% is owned by Grupo Bapro S.A. and 5% is owned by Buenos Aires Equity Investment N.V.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to ERSA a 20-year concession to use a plot of land in the Centro Cultural Recoleta. There can be no assurance that the City of Buenos Aires will extend the term of this concession upon its expiration. The concession agreement provides for ERSA to pay the City of Buenos Aires a monthly amount of Ps. 20,000. It establishes that the concession may be terminated for any of the following reasons, among others:

•	severe breach of the obligations of the parties, which with regard to ERSA include: (i) breach of applicable law, (ii) change of the purpose of the Area under concession; (iii) non payment of the monthly fee for two consecutive periods;

•	destruction or abandonment of the area under concession;

•	bankruptcy or liquidation;

•	rescue of the area under construction, which shall only take place for certain public interest reasons.

In June 1991, we entered into an agreement with the shareholders of ERSA providing our administration of Buenos Aires Design for a monthly administration fee of approximately Ps. 12,000 plus VAT.

Buenos Aires Design is in the high-income neighborhood of Recoleta in the City of Buenos Aires, near busy Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas. Many exclusive hotels and restaurants are located in this area, and the shopping center is close to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total constructed area of 31,672 square meters that consists of 14,563 gross leasable area. The shopping center has 5 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. During this year we developed a new entertainment and eating area in the “Edificio Ballena”, building located in the upper story of the complex. This store had never been leased before. The shopping center is divided into two floors and has a 178-car pay parking lot. Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2003, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 35.2 million which represents sales per square meter of approximately Ps. 2,414. Total income from leases decreased from approximately Ps. 7.6 million for the fiscal year ended on June 30, 2002 to Ps. 3.8 million for the fiscal year ended on June 30, 2003 which represent monthly sales per gross leasable square meter of Ps. 43.5 in 2002 and Ps. 21.7 in 2003. As of June 30, 2003, the occupancy rate in Buenos Aires Design was 94.3%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 24.1% of Buenos Aires Design’s gross leasable area at June 30, 2003 and approximately 27.5% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants (in terms of sales) as of June 30, 2003:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Morph	Home furnishings	1,032	7.1
Hard Rock Café	Restaurant	1,473	10.1
Barugel Azulay	Home furnishings	312	2.1
Bazar Geo	Home furnishings	258	1.8
Iluminacion Agüero	Home furnishings	435	3.0

Total		3,510	24.1

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Home appliance	6,773	46.5
Restaurants	3,714	25.5
Anchor stores	3,331	22.9
Miscellaneous	536	3.7
Services	209	1.4

Total	14,563	100.0

Sales from Buenos Aires Design

The following table sets forth certain information relating to the sales of Buenos Aires Design during the following periods:

	Fiscal Years Ended June 30,
	2003(1)	2002(1)	2001(1)
	(Thousands of constant Pesos of February 28, 2003)
Sales:
Base rent	2,519.4	4,228.5	6,939.7
Percentage rent	316.9	288.5	159.8

Total rent	2,836.3	4,517.0	7,099.5
Revenues from admission rights	126.6	1,632.7	1,299.3
Management fees	189.8	308.1	477.8
Parking	610.2	1,146.8	2,011.8
Other	37.9	0	0

Total	3,800.8	7,604.6	10,888.4

(1)	Does not reflect our ownership interest in the property.

Lease expirations for Buenos Aires Design

The following table shows a schedule of estimated lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2003, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2004 (2)	23	4,547	31.22	1,280,051	41.38
2005	13	1,552	10.66	636,296	20.57
2006	16	3,538	24.30	727,056	23.50
2007	4	3,443	23,64	336,000	10.86
2008+	3	1,483	10,18	113.933	3.68

Total	59	14,563	100.00	3,093,336	100.00

(1)	Does not reflect our ownership interest in the property.
(2)	Includes the vacant stores as of June 30, 2003.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 121-store shopping center that opened in 1992 and is in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 54,670 square meters that consists of 14,759 square meters of gross leasable area. Paseo Alcorta has a multiplex cinema with four screens, a food court with 20 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for it’s pro rata share of the common expenses of the shopping center. Paseo Alcorta is spread out over three shopping center levels and has free parking lot for approximately 1,500-car. Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2003, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 127.4 million which represents sales per square meter of approximately Ps. 8,634. Total income from leases decreased from approximately Ps. 18.5 million for the fiscal year ended on June 30, 2002 to Ps. 12.2 million for the fiscal year ended on June 30, 2003 which represent monthly sales per gross leasable square meter of Ps. 104.6 in 2002 and Ps. 69.0 in 2003. As of June 30, 2003, the occupancy rate in Paseo Alcorta was 91.9%.

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 6.6% of Paseo Alcorta’s gross leasable area at June 30, 2003 and approximately 7.1% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants (in terms of sales) as of June 30, 2003:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Frávega	Home appliances	265	1.8
Rapsodia	Clothes and footwear	258	1.7
Las Pepas	Clothes and footwear	89	0.6
Kartun	Beauty shop	230	1.6
Cristobal Colón	Clothes and footwear	140	0.9

Total		982	6.6

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	6,977	47.3
Entertainment	2,615	17.7
Miscellaneous	2,051	13.9
Restaurants	1,426	9.7
Home appliances	774	5.2
Services	651	4.4
Housewares	265	1.8

Total	14,759	100.0

Sales from Paseo Alcorta

The following table sets forth certain information relating to the sales of Paseo Alcorta during the following periods:

	Fiscal Years Ended June 30,
	2003	2002	2001
	(Thousands of constant Pesos of February 28, 2003)
Sales:
Base rent	7,720.1	13,894.7	18,553.7
Percentage rent	2,498.9	1,537.8	1,994.5

Total rent	10,219.0	15,432.5	20,548.2
Revenues from admission rights	1,782.9	2,697.1	5,096.8
Management fees	214.0	398.0	467.2

Total	12,215.9	18,527.6	26,112.2

Lease expirations for Paseo Alcorta

The following table shows a schedule of estimated lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2003, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2004 (1)	64	6,161	41.74	4,872,909	53.54
2005	25	2,494	16.90	1,896,503	20.84
2006	22	3,125	21.17	1,185,148	13.02
2007	6	464	3.14	279,384	3.07
2008+	4	2,515	17.04	867,346	9.53

Total	121	14,759	100.00	9,101,290	100.00

(1)	Includes the vacant stores as of June 30, 2003.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 89-store shopping center that opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

Patio Bullrich is in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of prestigious hotels and the City’s subway, bus and train systems. Furthermore, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,106 square meters that consist of 11,749 square meters of gross leasable area and common areas covering 12,125 square meters. The shopping center has a six-screen movie theater complex with 1,381 seats, an entertainment area of 1,444 square meters and a food court of 18 restaurants. The center is spread out over four levels and has a pay parking lot for 228-car in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals between the ages of 45 and above.

During the fiscal year ended June 30, 2003, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 112.0 million which represents sales per square meter of approximately Ps. 9,530. Total income from leases decreased from approximately Ps. 14.3 million for the fiscal year ended June 30, 2002 to Ps. 10.6 million for the fiscal year ended June 30, 2003, which represent monthly sales per gross leasable square meter of Ps. 101.7 in 2002 and Ps. 75.3 in 2003. As of June 30, 2003, the occupancy rate in Patio Bullrich was 91.7%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 4.3% of Patio Bullrich’s gross leasable area at June 30, 2003 and approximately 8.2% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2003:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Christian Dior	Clothes and Footwear	91	0.8
Casa López	Clothes and Footwear	85	0.7
Cacharel Damas	Clothes and Footwear	179	1.5
Prune	Clothes and Footwear	78	0.7
Ricky Sarkany	Clothes and Footwear	71	0.6

Total		504	4.3

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix of the types of business in Patio Bullrich:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	4,107	35.0
Clothes and footwear	3,964	33.7
Miscellaneous	1,819	15.5
Restaurants	1,225	10.4
Home appliances	347	3.0
Services	287	2.4

Total	11,749	100.0

Sales from Patio Bullrich

The following table sets forth certain information relating to the sales of Patio Bullrich during the following periods:

	Fiscal Years Ended June 30,
	2003	2002	2001
	(Thousands of constant Pesos of February 28, 2003)
Sales:
Base rent	6,030.1	8,163.3	10,838.9
Percentage rent	2,174.7	1,165.5	1,752.7

Total rent	8,204.8	9,328.8	12,591.6
Revenues from admission rights	835.6	2,457.5	1,418.2
Management fees	483.4	899,0	1,055.2
Parking	997.4	1,653.5	2,333.1
Other	88.4	0	0

Total	10,609.6	14,338.8	17,398.1

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2003, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2004 (1)	34	5,215	44.38	1,916.398	33.48
2005	32	4,036	34.35	2,450,564	42.81
2006	20	1,695	14.43	1,225,632	21,41
2007	2	510	4.34	36,000	0.63
2008+	1	293	2.5	96,000	1.68

Total	89	11,749	100.00	5,724,594	100.00

(1)	Includes the vacant stores as of June 30, 2003.

Alto Noa, City of Salta

Alto Noa is a 92-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.1 million inhabitants with approximately 0.5 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 40,249 square meters which consists of 18,904 square meters of gross leasable area. Alto Noa has a food court with 13 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center is contained on one floor and has a free parking lot for 551-car. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

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

During the fiscal year ended June 30, 2003, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 34.7 million, which represents sales per square meter of approximately Ps. 1,837. Total income from leases decreased from approximately Ps. 4.5 million for the fiscal year ended on June 30, 2002 to Ps. 2.1 million for the fiscal year ended on June 30, 2003 which represent monthly sales per gross leasable square meter of Ps. 19.6 in 2002 and Ps. 9.2 in 2003. As of June 30, 2003, the occupancy rate in Alto Noa was 90.3%.

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 50.3% of Alto Noa’s gross leasable area at June 30, 2003 and approximately 37.3% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants (in terms of sales in this shopping center) as of June 30, 2003:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Supermercado Norte	Supermarket	3,064	16.2
Y.P.F.	Services	1,813	9.6
Hoyts General Cinema	Entertainment	3,808	20.1
Mc Donald’s	Restaurant	407	2.2
Frávega	Home appliances	407	2.2

Total		9,499	50.3

Tenant mix of Alto Noa

The following table sets forth the | of the types of businesses in Alto Noa:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	5,608	29.7
Anchor stores	3,603	19.1
Clothes and footwear	3,215	17.0
Services	2,848	15.1
Miscellaneous	1,649	8.7
Restaurants	1,243	6.6
Housewares	407	2.1
Home appliance	331	1.7

Total	18,904	100.0

Sales from Alto Noa

The following table sets forth certain information relating to the sales of Alto Noa during the following periods:

	Fiscal Years Ended June 30,
	2003	2002	2001
	(Thousands of constant Pesos of February 28, 2003)
Sales:
Base rent	1,781.6	3,875.3	4,832.8
Percentage rent	256.8	111.4	87.2

Total rent	2,038.4	3,986.7	4,920.0
Revenues from admission rights	48.7	463.8	527.7

Total	2,087.1	4,450.5	5,447.7

Lease expirations for Alto Noa

The following table shows a schedule of estimated lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2003, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2004 (1)	63	4,659	24.64	580,239	31.40
2005	12	1,746	9.24	289,936	15.69
2006	11	4,402	23.29	322,347	17.44
2007	1	580	3.07	121,367	6.57
2008+	5	7,517	39.76	534,000	28.90

Total	92	18,904	100.00	1,847,889	100.00

(1)	Includes the vacant stores as of June 30, 2003.

Mendoza Plaza, City of Mendoza

We own a non-controlling interest in Pérez Cuesta which owns Mendoza Plaza. Other shareholders of Pérez Cuesta include (i) Falabella S.A. which owns a non-controlling interest and (ii) Jorge Pérez Cuesta, Gonzalo Pérez Cuesta and Jorge García Salazar who together own a controlling interest.

On June, 2001 we filed a lawsuit against Pérez Cuesta and certain directors and syndics requesting the annulment of the shareholders meeting held on March 23, 2001 and the removal of those directors and syndics.

At this shareholders meeting, a capital increase pursuant to which our interest in Pérez Cuesta S.A.C.I. was diluted from 25% to approximately 18.9% was approved. Our complaint was based on certain irregularities regarding the calling of the meeting and a breach of the provisions of the Law of Corporations No. 19,550 relating to preemptive and accretion rights. We reached an agreement with Pérez Cuesta regarding the lawsuit filed against them.

Mendoza Plaza is a 137-store shopping center that opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 37,152 square meters of gross leasable area. Mendoza Plaza has a multiplex cinema covering an area of approximately 3,515 square meters with ten screens, the Chilean department store Falabella, a food court with 15 restaurants, an entertainment center and a supermarket which is also a tenant. The shopping center is contained on two levels and has a free parking lot for 2,600-car. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40. As of June 30, 2003, Mendoza Plaza had an occupancy rate of approximately 96.2%.

Residential Complex

Torres de Abasto

In May 1999, we completed the construction of “Torres de Abasto”, a 545-apartment high-rise residential complex located one block away from Abasto Shopping Center in the center of the City of Buenos Aires. The complex had a construction cost of US$ 34.3 million and consists of three 28-story buildings and one 10-story building, all of which target the middle-income market. The complex has a swimming pool, a terrace, 24-hour security and approximately 310 underground parking spaces and four retail stores on the ground floor of one of the buildings.

We began to pre-sell units in this project in March 1997 and offered to contact financial institutions on behalf of purchasers or, in certain cases, offered financing directly to purchasers. By June 30, 2003, we had financed through mortgage loans the acquisition of 69 units for a total amount of US$ 3.4 million, representing approximately 61% of the selling price of those units. On January 6, 2002, Decree No. 214/02 established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. dollars at the exchange rate of Ps. 1.00 = 1.00 U.S. dollar. In this way, U.S. dollar-denominated mortgage loans offered by our Company, were converted into Pesos.

As of June 30, 2003, Ps. 2.0 million had been repaid. The amount represents the 60% of mortgage loans offered. The loans’ average term is 76 months and the average interest rate is 14.0%.

Expansion Opportunities

Rosario Project

On August 25, 1998, together with Coto Centro Integral de Comercialización S.A. (“Coto”) we acquired a 213,372 square meter development property located in the City of Rosario, the third largest city in Argentina in terms of population, in a public auction conducted by the Ente Nacional de Administración de Bienes Ferroviarios (“ENABIEF”) an Argentine government entity within the Ministry of Infrastructure and Housing, dedicated to the administration of the national governments properties (subsequently ENABIEF changed its name to Organismo Nacional de Administración de Bienes del Estado -”ONABE”-). We paid US$ 17.5 million (net of closing costs) for a 66.67% ownership interest in the property.

On December 17, 1999, we obtained an exclusive title to a part of this property, upon which we plan to develop a residential complex. On the rest of the land, which is 56% owned by us and 44% by Coto, we plan to develop a shopping center and Coto plans to develop a hypermarket.

The proposed project is composed of two parts. The first part involves the construction of a shopping center with approximately 20,000 square meters of gross leasable area and an entertainment complex, consisting of approximately 10,000 square meters, that is currently expected to include a science museum, a railroad museum, a convention center, a restaurant area and an outside entertainment area. The estimated cost of the first part of the project is approximately Ps. 40.0 million. The second part involves the construction of a 1,200 apartment high-rise residential complex consisting of nine towers of approximately 100,000 square meters, which we intend to construct over a term of approximately ten years. We currently estimate that the first stage of the second phase of the project, which involves the construction of 20,000 square meters, will demand an investment of approximately US$ 8 million and is expected to be launched during the year 2005. We expect to finance the main part of the project through working capital and if necessary we are going to get debt financing in a limited amount. We believe that this development project currently complies in all material respects with the construction requirements for this area established by the Municipality of Rosario.

The ownership of the acquired property is subject to the accomplishment of a construction timetable. This schedule, which was proposed by us and Coto, contains the description of the buildings that should be done and the period in which each of them should be finished. A material breach of said timetable may signify the losing of the ownership of the acquired property and also the constructed buildings, which would all be kept by the ONABE.

It should be noted that pursuant to this concession we will acquire the property of the entertainment complex and the shopping center when 70% of them is built; and the ownership of the residential complex will be assured when APSA would have built 50% of them. Consequently, only a material breach of the timetable before said building percentages are completed may signify the losing of the acquired property.

Ownership of the land acquired is subject to compliance with a construction schedule that lays down that ground should be broken on the shopping mall complex in March 2004. On December, 2003, we have begun the construction of the first part of the project.

Caballito Project

We have a plot of land spanning a surface area of 25,539 squared meters in the Buenos Aires city neighborhood of Caballito, one of the most highly populated in the Federal Capital. This land could be used to build a 30,000 square meter shopping center including a hypermarket.

We are currently making the final changes to the commercial project. We have not yet obtained the authorization from the Government of the City of Buenos Aires to develop the center on this land and cannot at this stage guarantee that this will be granted.

Land on Figueroa Alcorta

We are working on the commercial project for the plot of land located on Figueroa Alcorta Avenue, in front of the Paseo Alcorta Shopping Center. This may involve an office building and/or apartment block.

Neuquén Project

On July 6, 1999, we acquired a 94.6% interest in Shopping Neuquén S.A. for US$ 4.2 million. We paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million was originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is overdue.

Shopping Neuquén’s sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 135 stores, a hypermarket, a multiplex movie theater and a hotel.

In June, 2001 Shopping Neuquén filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that Shopping Neuquén will develop. We believe that the extension should have been approved by the City Council of the city of Neuquén, which is the municipal legislative body. On December 20, 2002, the Municipality of Neuquén rejected our request for a readjustment of the terms and the transfer of the plots, and declared the expiration of Municipal ordinance No. 5178/91, annulling the purchase contracts for the real estate that had been transferred to us previously.

In view of this situation, Shopping Neuquén S.A. requested the revocation of this administrative act, however, the revocation was rejected by the Municipal Mayor on May 9, 2003 through decree No. 585/03.

Subsequently, in June 2003, Shopping Neuquén S.A. lodged a remedy before the Higher Court of the Province of Neuquén, requesting the annulment of the above resolutions issued by the Mayor. At the date of this report, the Neuquén Higher Court has not yet issued a decision regarding our remedy.

If the extension is not approved, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén runs the risk of not recovering its initial investment.

Although we hope for a favorable resolution to the remedy filed, and we still are negotiating a new arrangement with the Neuquén Municipality, we cannot assure a favorable result to us.

Furthermore, on August 15, 2003 we were informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against us, claiming collection of a price balance of US$ 3.0 million plus interest and legal costs.

In September 2003, we answered the complaint and filed a counterclaim for the contract readjustment based on the economic and social emergency situation. In November 2003, the old shareholders of Shopping Neuquén answered the counterclaim, alleging that the payment was overdue before the economic and social emergency situation. For that reason they allege that we cannot plead readjustment of the contract.

Although we hope for a favorable resolution to the judicial proceeding, and we still are negotiating a new arrangement with the old shareholders, we cannot assure a favorable result to us.

Related Businesses

Tarshop S.A.

On June 4, 1998, we acquired an 80% equity interest in Tarshop S.A. (“Tarshop”), for US$ 7.3 million. Tarshop is a limited purpose credit card company engaged in credit card operations and is not affiliated to any bank and bears all of the credit and collection risk inherent in extending credit to its customers. We believe that the acquisition of Tarshop helps us to expand the range of the services that we provide to our tenants and customers visiting our shopping centers. We also believe this acquisition will be useful as a marketing and promotional tool to attract customers to our shopping centers.

Fiscal year 2003 was characterized by a strong drop in sales by companies in the retail financial sector combined with peak losses owing to uncollectible accounts, and a hard hit capital market. The latter generated a void in the public offer of securities, which had been the main source of financing for the consumer loan business. This situation had a negative impact on our operations, forcing us to adapt our business activities and review our service range in order to focus on the most profitable ones.

Despite the scarcity of financing alternatives and while our competitors restricted customer credit, one of our main achievements was that we did not suspend the option for our members to buy in installments and were able to maintain a positive cash flow throughout the year, fulfilling all our financial commitments.

Toward the end of the year, the scarcity of investment alternatives spurned by the drop in interest rates generated new financing options. This encouraged us to place a trust fund for Ps. 11.0 million on the capital markets, which was subscribed in full.

During fiscal year 2003, our strategy was focused on catering to our clients, maintaining a satisfactory liquidity, streamlining our structure, adapting the product mix to the new market scenario and stepping-up collection efforts. Customer consumption at our shopping centers increased 8% during the year as compared with the previous year, amounting to Ps. 121.9 million. This was attributed to the significant recovery in sales during the second semester of the year, which picked up from a 15.4% reduction during the first half.

During the year we introduced several payment options for our customers in order to facilitate compliance with the payment of installments. We also continued to adapt our administrative structure to the volume of business, closing down non-strategic distribution channels and strengthening the service in channels that concentrate the greatest business volumes. Our head-count was reduced by 20% and administrative expenses were reduced by 51%.

At the beginning of the year and in view of the crisis we tightened our credit policy for opening new accounts, and gradually loosened our policies as the market variables improved. As regards collections, short-term delinquency reached its peak during the first quarter of 2002 and decreased progressively throughout the year. Six-month delinquency reached a peak high in the middle of the year and improved progressively from then on.

As of June 30, 2003 the number of Tarjeta Shopping members amounted to 147,526, showing a 53% increase in new memberships. Our credit portfolio, including secured coupons, amounted to Ps. 46.4 million.

For the fiscal year ended June 30, 2003, Tarshop’s total net revenues were Ps. 24.9 million, representing approximately 21.8% of our net revenues for such year, and it had a net loss of Ps. 4.3 million.

Internet Ventures

We believe that the Internet market is an excellent commercial channel as a complement of our shopping centers. Since the malls are limited by geographic barriers, e-commerce becomes an attractive alternative for the reason that allows us to expand our possibilities to reach new markets.

Altocity.Com S.A.

Altocity.Com S.A. is a company engaged in delivering e-commerce services providing customers with the information necessary to make personalized online buying decisions and giving retailers the ability to reach a large customer base. Altocity.Com S.A., is a wholly owned subsidiary of E-Commerce Latina S.A., (”E-Commerce Latina”), an Internet venture between us and Telefónica de Argentina S.A. (”Telefónica”), where each have a 50% interest. Previously, our partner in the venture was Telinver S.A., a wholly owned subsidiary of Telefónica; but on April 27, 2001 Telinver notified us that it had transferred its holdings in E-Commerce Latina to Telefónica.

Three years from its launch, Altocity offers an attractive integral product selection, with a broad range of categories and brands, forms of payment, support and a request and delivery system, combined with a high-quality image.

During fiscal year 2003 Altocity strengthened its goal of exporting to the world, taking advantage of a favorable exchange rate which placed us at an advantage with regard to foreign competition. We have also continued to focus on domestic sales.

For the year ended June 30, 2003, Altocity.Com S.A. net revenues totaled Ps. 0.7 million and had a net loss of Ps. 6.6 million. Of its revenues for such period, approximately 96.6% were derived from product sales and commissions earned and 13.4% represented fixed amount charged to retailers.

In connection with the formation of E-Commerce Latina, on December 15, 1999 we entered into a shareholders’ agreement with Telinver. On April 27, 2001, Telinver notified us that it had assigned that agreement to Telefónica. Pursuant to the shareholders agreement, Telinver contributed to E-Commerce Latina

US$ 5.0 million upon execution, and an additional US$ 5.0 million on June 15, 2000 in return for its 50% ownership position. We contributed intellectual property rights in exchange for our 50% ownership interest.

Telinver and we agreed to:

•	make capital contributions of up to US$ 5 million each, which were paid during April 2001 and,

•	make optional capital contributions to be approved by E-Commerce Latina’s Board of Directors of up to US$ 12.0 million to develop new lines of business, of which 75% is to be contributed by Telinver and 25% is to be contributed by us.

The shareholders agreement also sets forth the rights and obligations of each party over the operation of E-commerce Latina. The significant provisions of the shareholders agreement include:

•	the obligation of IRSA to remain as our controlling shareholder and of Grupo Telefónica to control Telinver or any successor;

•	the determination of the election of the members of the Board of Directors;

•	terms for notices of the shareholders meetings; and

•	certain restrictions on transfers of shares for the first two years, and thereafter reciprocal first refusal and “tag along” rights.

This site currently receives on average 280,000 individual users per month. This makes Altocity one of the country’s most visited web sites. Altocity has over 38,000 registered citizens (registered visitors that buy and/or wish to receive information on new developments and offers) who have carried out more than 27,704 transactions to date.

Altocity currently has over 100,000 products in 12 categories, computers, electrical appliances to clothing, CDs, books, etc., and covering a broad spectrum of consumers and needs. This constitutes an interesting mix that positions Altocity in a category of its own, away from the traditional book and music categories, successfully venturing into categories otherwise considered unsuitable for on-line sales, such as Apparel and Home appliances.

Alto Invest

As of May 8, 2001, our majority owned subsidiary Alto Invest S.A., owner of Lineinvest.com.ar internet site, has decided to cease providing advisory and financial information services through its internet site, the purpose of which had been to assist in family and personal finances planning. Alto Invest generated insignificant revenues since its inception, primarily from advertising fees and commissions charged to customers for online trading. During the year ended June 30, 2003, the Company has initiated advisory and consultancy services, for which it is restructuring human resources.

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

Additional expenses related to the operation of the shopping centers (such as security, maintenance, housekeeping, electricity, etc.) are treated as pass-through expenses and are paid by tenants. Nonetheless, we try to manage pass-through expenses as efficiently as possible, since from the tenants’ perspective, rent is equal to total cost of occupancy, which includes base rent or percentage of sales, expenses and other contributions. Therefore, the lower the pass-through expenses, allow tenants to reduce their costs. Our pass-through expenses have also been diminished as a consequence of the consolidation of the management of most of the acquired and developed shopping centers.

We manage and operate each of the shopping centers in which we own more than 50%. We charge tenants a monthly administration fee, which varies from shopping center to shopping center, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to fund promotional efforts for the shopping center. We charge a monthly administration fee, paid prorated by the tenants, according to their particular lease rates. This administration fee is a fixed amount in Alto Palermo Shopping Center, Alto Avellaneda, Abasto Shopping Center, Paseo Alcorta and Patio Bullrich and a percentage of the common area maintenance expenses in Buenos Aires Design. The total amount paid monthly to us is approximately:

•	Ps. 55,398 in Alto Palermo Shopping Center,

•	Ps. 30,000 in Alto Avellaneda,

•	Ps. 50,000 in Abasto Shopping Center,

•	Ps. 40,000 in Patio Bullrich,

•	Ps. 17,711 in Paseo Alcorta and

•	10% of the total amount of the common area maintenance expenses in Buenos Aires Design.

The total revenues from administration fees charged by us during the fiscal year ended June 30, 2003 were approximately Ps. 2.5 million, which accounts for approximately 3.1% of our total revenues.

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

Although our lease agreements are U.S. dollar-denominated obligations, Decree No. 214/02 and Decree No. 762/02, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in that currency and which are not related to the financial system existing as of January 7, 2002 are subject to the following:

•	obligations will have to be paid in Pesos at a rate of Ps. 1.00 = US$ 1.00. Additionally, these obligations are subject to inflation adjustment through the CER index;

•	if, as a consequence of this adjustment, the agreement is unfair to any of the parties, as long as the part that has the obligation to pay is not overdue and the adjustment is applicable, either may ask the other for a fairness adjustment. If they do not reach an agreement, a court will make the decision in order to preserve the continuity of the contract relation in a fair way; and

•	new lease agreements may be freely entered into between parties, even U.S. dollar denominated lease agreements.

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

We charge our tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease.

In addition to rent, we charge most of our tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without our consent.

We are responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. We also provide the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by this items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. We determine this percentage based on the tenant’s gross leasable area and the location of its store. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to increase attendance to our shopping centers. These activities are paid for with tenant’s contributions to the Common Promotional Fund (“CPF”), which is administered by us. Every month tenants contribute to the CPF an amount approximately, 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. We may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for its rental unit, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Control Systems

We have computer systems to monitor tenants’ sales in Alto Avellaneda, Alto Palermo Shopping Center, Paseo Alcorta, Patio Bullrich, Buenos Aires Design and Abasto Shopping Center. We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those Shopping Centers have a computerized cash register that is linked to a main computer server in the administration office of such shopping center. We use the information generated from the computer monitoring system for auditing the Percentage Rent to be charged to each tenant and use the statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes. The lease contracts for tenants in Alto Avellaneda, Alto Palermo Shopping Center, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with respect to agreements subscribed after its acquisition) and Abasto Shopping Center contain a clause requiring tenants to be linked to the computer monitoring system.

Promotional Activities

We seek to develop brand name recognition and consumer loyalty towards our shopping centers through certain promotional events. Furthermore we are implementing a promotional program designed to increase traffic in our shopping centers.

During fiscal year 2003 we began to implement a strategy whereby the distinctive characteristics of each Shopping Center acquired a leading role.

Alto Palermo has focused its efforts throughout the year on customer attention and generating a distinctive characteristic as a shopping center that is easy to get to and that offers a comfortable atmosphere for all consumers.

Abasto stands out for the number of events and promotional activities organized by it. We have held different avant-garde cultural, fashion and design events. These included the Independent Film Festival at which 220 films were exhibited, attracting an audience of over 200,000 people, 60% more than the previous year.

Throughout this year Paseo Alcorta continued to position itself as the leading fashion Shopping Center of Buenos Aires. To maintain this positioning two editions of “Estilo Alcorta” (Alcorta Style) were held, at which the leading brands presented their latest fashion collections. This is not only a fashion event but also generates a general concept of avant-gardism.

Throughout the year Patio Bullrich organized activities aimed at drawing loyalty from its exclusive public, using direct marketing and mass advertising in very segmented media. The events and promotional activities carried out were fully in line with the loyalty-building objective.

Throughout the year Alto Avellaneda focused on the public not only from the district of Avellaneda but from the entire southern area, including neighboring districts that amass the highest purchasing power of the southern suburbs. Alto Avellaneda held events and activities that were relevant for the area, offering the public more than would normally be expected from a shopping center.

During fiscal year 2003, Buenos Aires Design strengthened its position as a Shopping Center for decoration that attracts the leading architects and decorators.

During fiscal year 2003 Alto Noa progressively added new events to the shopping center at which attendants could learn about different topics free of charge, including courses, book presentations, etc.

Depending on the nature of each promotion, we occasionally have promotions that benefit all of our shopping centers and others affecting only some of them.

In the past, we have sponsored promotional events involving international entertainers such as Luis Miguel, Julio Iglesias, Ricky Martin, David Copperfield, The Bee Gees, Backstreet Boys and Luciano Pavarotti, international fashion shows including international super models, and fireworks shows during the summer season.

Furthermore, in December, 1998, we launched a fidelity program called “Bonus$ ”, which is operating in Alto Palermo Shopping Center, Alto Avellaneda, Abasto Shopping Center and Paseo Alcorta. The fidelity program awards points to the consumers who have registered in the program, for every purchase in the stores included in the fidelity program. Registered consumers may redeem the points obtained for different prizes, ranging from discounts in our shopping centers to fully paid for trips to Europe. As of June 30, 2003 more than 717,000 cards had been issued under the program and approximately 132,000 prizes were given.

As a result of the large devaluation of the Peso, real exchange rate favored foreign tourists to visit Argentina. Since then, we are implementing a promotional program designed to attract travelers into our shopping centers. During the year, several actions were taken and exclusive products were created in this segment with a view to attracting the growing tourists inflow to our Shopping Centers, offering them the best attractions and benefits. These actions included the events held at the 3, 4 and 5-star hotels, the Buenos Aires cruising ship terminal, Ezeiza International Airport and those carried out jointly with international tourist companies. National and international advertising campaigns were launched and our Call Center answered questions and received service requests such as fee transfers. We also published a special supplement in the Buenos Aires Herald newspaper devoted to tourism around Buenos Aires and specifically connected with our Shopping Centers.

We figure in the leading tourist publications and events that cater to tourist operators and agencies and tourists.

The cost of conducting these promotional and marketing activities is financed entirely through the tenants’ contributions to the Common Promotional Fund and through third-party sponsorships. Additionally, international companies such as Mastercard, and Telefónica de Argentina have in the past co-sponsored some of these activities.

Small shopping centers such us Alto Noa, that would not normally have the financial resources to conduct such promotional and marketing activities, have been able to benefit from these activities for their being part of a larger corporate structure. We have financed certain promotions in the past. No assurance can be given that, in the future, we will finance whole or part of any promotion.

We also work with individual tenants to establish specific promotional activities to help improve the tenant’s financial performance. These individual activities are not financed by the Common Promotional Fund but rather are paid for by us and the tenant on a case-by-case basis.

Insurance

We carry liability and fire insurance for all of our properties other than undeveloped land. The insurance policies have specifications, limits and deductibles customary for the community where the specific shopping center is located. We believe that the insurance coverage for our properties is adequate.

Competition

Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor in the shopping center’s market is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following table shows the breakdown of the main owners and operators of shopping centers in Argentina:

Companies	Location (1)	Gross Leasable Area	Stores	% of national gross leasable area (2)	Stores (2)
				(%)	(%)
APSA
Alto Avellaneda (5)	GBA	57,814	153	5.6	4.3
Abasto Shopping Center	CBA	40,387	180	3.9	5.0
Mendoza Plaza (3)	Mendoza	37,152	139	3.6	3.9
Paseo Alcorta (5)	CBA	32,404	121	3.2	3.4
Alto Palermo	CBA	18,265	153	1.8	4.3
Buenos Aires Design Center (4)	CBA	14,563	59	1.4	1.6
Patio Bullrich	CBA	11,749	89	1.1	2.5
Alto Noa	Salta	18,904	92	1.8	2.6

Subtotal		231,238	986	22.6	27.5

Cencosud S.A.
Unicenter Shopping (5)	GBA	90,869	287	8.9	8.0
Plaza Oeste Shopping (5)	GBA	38,720	138	3.8	3.8
Quilmes Factory (5)	GBA	31,373	47	3.1	1.3
Lomas Center Shopping (5)	GBA	24,271	50	2.4	1.4
San Martin Factory (5)	GBA	24,388	31	2.4	0.9
Parque Brown Factory Outlet (5)	GBA	23,553	44	2.3	1.2
Las Palmas Pilar (5)	GBA	37,662	102	3.7	2.8
Jumbo Palermo Centro Comercial (5)	CBA	22,763	43	2.2	1.2
El Portal de la Patagonia (5)	GBA	21,700	45	2.1	1.3
El Portal de Escobar (5)	GBA	18,886	24	1.8	0.7

Subtotal		334,185	811	32.6	22.6

Maccarone S.A.
Showcenter Norte	GBA	39,688	19	3.9	0.5
Showcenter Haedo	GBA	24,644	40	2.4	1.1

Subtotal		64,332	59	6.3	1.6

Manfisa/Ingotar
Boulevard Shopping	GBA	15,800	120	1.5	3.3
Patio Olmos	Córdoba	10,608	104	1.0	2.9

Subtotal		26,408	224	2.5	6.2

Other Operators		369,307	1,512	36.0	42.1

Totals		1,025,470	3,592	100.0	100.0

(1)	“GBA” means Greater Buenos Aires and “CBA” means the City of Buenos Aires.
(2)	Percentage of the total shopping centers in Argentina. Sums may not total due to rounding.
(3)	We own indirectly an 18.9% interest in this property.
(4)	We own directly a 51% interest in ERSA the company that operates the concession of this property.
(5)	Includes gross leasable area occupied by supermarkets and hypermarkets.

Sources:	Argentine Chamber of Shopping Centers and APSA.

In addition to the competition we have in the shopping centers market, we also face competition from many retail shops. It must be taken into account that the concept of the shopping center and the broad use of shopping centers by consumers are relatively undeveloped in Argentina. The first shopping center of Argentina was inaugurated in 1987, and although there has been a considerable expansion of shopping center properties since those times, many retail stores in Argentina are not located in shopping centers. Therefore, the continued success of our business plan depends to a certain extent on a continuing shift by consumers from shopping at traditional street-level retail stores to large-scale shopping centers of the type owned and operated by us.

Regulation and government supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances are applicable to the development and operation of our properties.

Currently, Argentine law does not specifically regulate shopping center lease agreements. Since our shopping center leases generally differ from ordinary commercial leases, we have created model provisions that govern the relationship with our shopping center tenants. In compliance with applicable laws and our own policies, we have established specific provisions regarding store hours, fines and other penalties, tenants’ sales information duties, centralized administration, control and supervision.

Leases

Lease Law. Law No. 23,091 passed on September 20, 1984, and enacted on October 9, 1984, as amended, regulates urban leases. The Lease Law and the Public Emergency Law, impose certain restrictions on landlords, including:

•	the prohibition to include price adjustment clauses based on inflation in lease agreements, and

•	the imposition of a minimum three-year lease term for retail property, except in the case of stands and/or space for special exhibitions.

Although our lease agreements are U.S. dollar-denominated, Decree N° 214, Decree N° 762 and Law N° 25,820 that amended the Public Emergency Law provides that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provide for payments in U.S. dollar are subject to the following rules:

•	the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CER for commercial leases;

•	since October 1, 2002 and until March 31, 2004 for residential leases, the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CVS;

•	if for the application of these provisions the value of the installment were higher or lower to the value at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties do not reach an agreement, the judicial courts will decide about the difference in each particular case and

•	Pursuant to Law No. 25,796 that amends Law No. 25,713 the CVS would become unenforceable since April 1, 2004.

In addition, there are currently conflicting policy pronouncements and judicial decisions as to whether rent may be increased during the term of a lease. For example, section 10 of the Public Emergency Law, prohibit lease agreements that adjust rents for inflation based on an official index such as the Argentine consumer price index or wholesale price index. Most of our leases agreements contain rent escalation clauses, however, not based on official indexes but generally, providing for rent escalation in the Base Rent pricing between 4% and 7% annually.

To date, no tenant has filed a judicial action or used in court an argument against us based in the existence of the escalation clause, but no assurance can be given that such actions will not be taken in the future, which if they prevail could materially and adversely affect us.

Under the Argentine Civil Code and the Lease Law, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that leases containing purchase options –leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent, if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Argentine Law permits, with certain exceptions, the parties to a lease agreement to freely set their rights and obligations there under. However, in the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine Government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited the eviction of tenants even for failure to pay rent. These regulations discouraged both property rental and the construction of new housing.

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

Argentine civil procedure permits to collect unpaid rent in an ordinary proceeding, although under certain special conditions (e.g. low amount of unpaid rent) the judge may decide to go on an expedited summary proceeding. While it is a special procedure to evict tenants, historically, the heavy workload of the courts that hear these matters and the existence of numerous procedural steps required have tended to delay efforts of lessors to evict tenants. Moreover, the lessor must provide written notice to the tenant at least ten days prior to commencing the eviction proceedings.

Despite the amendment of the Argentine civil procedures code by which the lessor may, by posting a bond, obtain the immediate eviction of the tenant, eviction proceedings generally took from six months to two years from the date of filing of the suit to the time of actual eviction. However, historically we have generally attempted to negotiate with defaulting tenants the termination of lease agreements in order to avoid legal proceedings.

The Public Emergency Law, as amended by Law No. 25,640, suspended for the term of 270 days from the enactment of that law (ended on November 15, 2002) the auction of the debtor’s property or the property used by the debtor for production, service rendering or trade activities and the enforcement of precautionary measures resulting in the divestiture of property used by the debtor. On February 4, 2003, the Executive Branch enacted Decree 204/2003 establishing a mediation procedure for a limited period of 90 days. On May 2003, the Argentine Congress enacted Law No. 25,737 which suspends foreclosures for an additional period of 90 days, ended on August 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on its mortgage loans.

On November 6, 2003 Law No. 25,798 was enacted. It establishes a mechanism in order to reschedule the mortgage debts. The way in which it will be carried out is by creating a Trust (paid by the Argentine Government) which will buy the portfolio mortgage debts and reschedule them in a more profitable way.

Development and Land Use

Buenos Aires Urban Planning Code. Our real estate activities are subject to various municipal zoning, building and environmental regulations. In the city of Buenos Aires, where the vast majority of our real estate properties are located, the Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The regulatory body of the Urban Planning Code is the Secretary of Urban Planning of the Argentine government of the city of Buenos Aires.

Buenos Aires Building Code. The Buenos Aires Building Code complements the Buenos Aires Urban Planning Code (Código de la Edificación de la Ciudad de Buenos Aires) and regulates the structural use and development of property in the city of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services of architectural plans for review, to assure compliance therewith.

We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

Sales And Ownership

Real Estate Installment Sales Act. The Real Estate Installment Sales Act Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, imposes a series of requirements on contracts for the sale of subdivided plots of land when the sales price is paid in installments and the deed is not conveyed until final payment. The provisions of this law require, among other things:

•	the registration of the sale in the Real Estate Registry corresponding to the jurisdiction of the property, provided that such property is free and clear of all liens and encumbrances; and

•	the registration of any contract with the Real Estate Registry within 30 days of execution.

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

The Consumer Protection Act aims at preventing certain potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread.

For that reason, the Consumer Protection Act deems void and unenforceable certain contractual provisions in consumer contracts, including:

•	warranty and liability disclaimers;

•	waiver of rights, and

•	changes of the burden of proof.

In addition, the Consumer Protection Act imposes fines to induce compliance from sellers.

The Consumer Protection Act defines consumers or users, as the individuals or legal entities that contract for a price for final use or their own benefit or their family or social group:

•	the acquisition or hiring of personal property things;

•	the supply of services; and

•	the acquisition of new real estate bounded to housing, including plots of land acquired with the same intent, when the offer is public and directed to undetermined persons.

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

It is excluded from the application of the Consumer Protection Act:

•	the services supplied by liberal professionals that require a registration with professional bars officially recognized or by another authority (nevertheless, they include the advertising done for its offering); and

•	the contracts over used assets, executed between consumers.

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

In an attempt to facilitate the development of a strong secondary market for mortgages, Law No. 24,441, enacted in 1995, sets forth a new alternative proceeding to collect unpaid amounts secured by a mortgage. The new rules introduced by Law No. 24,441 are aimed at overcoming the difficulties and delays of the traditional ordinary proceeding.

Until the enactment of Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a summary proceeding regulated by the Code of Civil and Commercial Procedure. The heavy caseload on the courts that hear such matters usually delays the summary proceeding, which currently took an average of 12 months to complete.

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

On the other hand, the Public Emergency Law, as amended established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement including the enforcement of mortgages and pledges, regardless of its origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) would be suspended for a period of 180 days from the law’s effective date. Such period was extended for 180 days more by Law No. 25,589 and afterwards for 90 days more by Law No. 25,640 of September 2002, expiring on February, 2003.

On February 4, 2003, the Executive Branch enacted Decree No. 204/2003 creating a mediation procedure, for a limited period of 90 days, to be conducted through the Emergency Legal Units (Unidades de Emergencias Legales) depending from the Ministry of Labor, Employment and Social Security and the Ministry of Production. Such Emergency Legal Units shall intervene at the request of debtors or creditors in foreclosure cases.

The mediation procedure is voluntary and free. Proposals and negotiations made by the parties are subject to the confidentiality of ordinary mediations. The mediation procedure in no case will result in the suspension or interruption of the legal terms running in judicial or out-of-court foreclosure proceedings.

The Emergency Legal Units will try to approximate the parties proposals to reach an agreement enabling the debtor the performance of his obligations without lessening the creditors rights. The intervention of the Emergency Legal Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term of force of 90 days.

On May 8, 2003 the Congress enacted Law No. 25,737 which suspended foreclosures for a period of 90 days more. Afterwards, private and financial entities have voluntarily decided to suspend foreclosures.

On November 6, 2003 Law No. 25,798 was enacted. It establishes a mechanism in order to reschedule the mortgage debts, the way in which it will be carried out is by creating a Trust (paid by the Argentine Government) which will buy the portfolio mortgage debts and reschedule them in a more profitable way.

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

Although our mortgages are U.S. dollar-denominated, Decree No. 214/02 and Decree No. 762/02 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. dollars are subject to the following rules:

•	the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CER for loans granted for the acquisition of commercial properties guaranteed by mortgages, or

•	since October 1, 2002 and until March 31, 2004, for residential leases, the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CVS; and

•	if for the application of these provisions the value of the installment were higher or lower to the value at the moment of the payment, any of the parties could require an equitable adjustment of the price. If in the event the parties do not reach an agreement, the judicial courts will decide about the difference in each particular case.

•	Pursuant to Law No. 25,796 that amends Law No. 25,713 the CVS would become unenforceable since April 1, 2004.

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

Buildings constructed before the enforcement of the Protection for the Disabled Law must be adapted to provide accesses, transit pathways and adequate facilities for mobility-impaired individuals.

Those pre-existing buildings, which due to their architectural design may not be adapted to the use by mobility-impaired individuals, are excepted from the fulfillment of these requirements.

The Protection for the Disabled Law provides that residential buildings must ensure access by mobility impaired individuals to elevators and aisles. Differential architectural requirements refer to pathways, stairs, ramps and parking spaces.

Credit Cards Law. Law No. 25,065 regulates different aspects of the business known as “credit card system”. The regulations impose minimum contractual contents and the approval thereof by the Argentine Secretariat of Antitrust, Deregulation and Consumer Protection, as well as the limitations to the interest to be collected by users and the commissions to the stores adhering to the system.

The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping”, issued by Tarshop S.A.

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

Antitrust Law provides that economic concentrations in which the amount of the transaction and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps. 20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in total Ps. 20.0 million or Ps. 60.0 million in the last 36 months.

Because the consolidated annual sales volume of APSA and IRSA exceeds Ps. 200.0 million, we should give notice to the Antitrust Court of any economic concentration.

Currently, there is no transaction required to be notified. The application of the Antitrust Law to us does not affect our ongoing business.

C. Organizational Structure

Our controlling shareholders are IRSA, Parque Arauco and GSEM/AP.

IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s shares are listed and traded on the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange.

Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

Finally, Goldman Sachs & Co. beneficially owns GSEM/AP.

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2003:

Subsidiary	Activity	Country of incorporation	Percent Ownership (%)	Percent of voting power (%)	Percentage of APSA´s Total Net Revenues
SAPSA	Owns shopping center Alto Palermo	Argentina	100	100	20.5%
Fibesa S.A.	Real Estate	Argentina	100	100	3.4%
Tarshop S.A.	Credit card operations and securitization of receivables	Argentina	80.00	80.00	21.8%
ERSA	Has concession to operate Buenos Aires Design	Argentina	51.00	51.00	3.3%
Inversora del Puerto S.A.	Real Estate	Argentina	100	100	0.0%
Shopping Neuquén S.A.	Shopping Centers	Argentina	94.62	94.62	0.0%
Alto Invest S.A.	E-Commerce	Argentina	100	100	0.1%

E-Commerce Latina S.A.	E-Commerce	Argentina	50.00	50.00	(1)
AltoCity.Com S.A. (2)	E-Commerce	Argentina	49.00	49.00	(1)
Pérez Cuesta S.A.C.I	Shopping Centers	Argentina	18.90	18.90	(1)

(1)	We do not consolidate this subsidiary.
(2)	Owned indirectly through E-Commerce Latina S.A.

D. Property, Plants and Equipment

Our properties include shopping centers and land reserves for the constructions of shopping centers or apartment buildings. All of our properties are located in Argentina.

We lease our headquarters, located at Hipólito Yrigoyen 476, 2nd floor, (C1086AAF), Buenos Aires, Argentina, pursuant to a lease agreement that will expire in January, 2004. In January 2004, we will move our headquarters to Moreno 877, (C1091AAQ), Buenos Aires, Argentina.

We believe that all of our facilities are adequate for our present need and suitable for their intended purposes.

The following table sets forth certain information about our properties that are held in fee:

Held in Fee	Encumbrance	Location	Outstanding Principal Amount	Maturity Date	Balance due at maturity	Rate
			(Ps. million)		(Ps. million)
Abasto Shopping Center	—	City of Buenos Aires
Alto Palermo Shopping Center (1)	—	City of Buenos Aires
Alto Avellaneda	—	City of Greater Buenos Aires
Buenos Aires Design (2)	—	City of Buenos Aires
Paseo Alcorta	—	City of Buenos Aires
Patio Bullrich	—	City of Buenos Aires
Alto Noa	—	City of Salta
Mendoza Plaza	Mortgage (3)	City of Mendoza	15.0 2.5	Aug-10 May-05	0.625 0.069	Libor 180 day + 3.1% Libor 180 day + 6.81%
Torres de Abasto	—	City of Buenos Aires
Coto Residential Project	—	City of Buenos Aires
Rosario Project (4)	—	City of Rosario

(1)	Shopping Alto Palermo is owned by our wholly owned subsidiary, SAPSA.

On December 19, 2000, the Comisión Nacional de Valores approved by Resolution No.13.676 a global note program of issuance of Senior Notes jointly or individually by APSA and SAPSA for up to a nominal value of US$ 300.000.000 (the “Program”). Under the Program, on January 18, 2001, (i) we issued Series A Senior Notes for a nominal value of US$ 40 million and (ii) we and SAPSA co-issued Series B Senior Notes for a nominal value of US$ 80 million that will be severally paid by us and SAPSA. The Series A and B Senior Notes are due on 2005.

The payment of the total amount of the Senior Notes is guaranteed by a Trust Agreement pursuant to which all of our shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 among Ritelco, and us as shareholders of SAPSA and as Trustors, Río Trust S.A., as Trustee, and the holders of the Senior Notes as Beneficiaries.

(2)	We own a 51.0% interest in ERSA. Currently our shares of Emprendimiento Recoleta S.A. are pledged.
(3)	We own an 18.9% non-controlling interest Pérez Cuesta which owns Mendoza Plaza. In 1998, Banco de Chile granted Pérez Cuesta a twelve-year loan for US$ 15.0 million and a three-year loan for US$ 2.5 million, both secured by a mortgage on Mendoza Plaza. As of June 30, 2003, Pérez Cuesta., had Ps. 16.2 million expired debt. Pérez Cuesta is currently negotiating an extension of the original payment terms with its creditors. However, we cannot assure you that it will achieve a successful restructuring of its financial indebtedness.
(4)	Please note that this property was bought subject to the accomplishment of a construction timetable, an extension of which is now under consideration and must be approved by the ONABE.

We do not currently lease any material properties other than our headquarters.

A detailed description of each of our different properties and plans to expand, build or develop have been previously disclosed in this document under the “Business Overview” caption, including information about size, use and location of the properties and estimations of cost and methods of financing the planed expansions and developments.

ITEM 5. Operating and financial review and prospects

A. Consolidated Operating Results

The following Operating and Financial Review and Prospects have been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read together with “Item 3. Key Information—Selected Financial Data” and our financial statements appearing elsewhere in this annual report. This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “expects”, “anticipates”, “intends”, “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this annual report.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2003, 2002 and 2001 relate to the fiscal years ended June 30, 2003, 2002 and 2001, respectively, which have been audited by Price Waterhouse & Co., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, independent accountants.

Our financial statements are presented in Pesos. Except as discussed in the following paragraph, we prepare our financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores. See Note 17 to our consolidated financial statements for a description of the principal differences between Argentine GAAP and US GAAP as they relate to us, and reconciliation to US GAAP of net income (loss) and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

As discussed in Notes 3.c. and 4.k. to our consolidated financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However we believe that such departures have not had a material effect on our financial statements.

Critical Accounting Policies and Estimates

In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	revenue recognition;

•	provision for allowances and contingencies; and

•	impairment of long-lived assets.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina which differ in certain significant respects from generally accepted accounting principles in the United States of America. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

Revenue Recognition

We primarily derive our revenues from leases and services operations, the sale and development of properties, credit card operations and to a lesser extent, from e-commerce activities.

Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets. Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

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

We also charge our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

In September 2000, we completed the acquisition of the 99.99% equity interest of Fibesa, a related company. Fibesa acts as our leasing agent for the retail space available in all of our shopping centers. Fibesa’s revenues are derived primarily from success fees calculated as a percentage of the final rental income value for the lessee. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when the related lease contract has been signed by both parties.

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

Construction of such residential development properties is done pursuant to “turnkey” contracts with major Argentine and other Latin American construction companies that provide for construction to be completed within a prescribed period and budget.

We record revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;

•	we have determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

•	our receivable is not subject to future subordination; and

•	we have transferred to the buyer the risk of ownership, and we have not a continuing involvement in the property.

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

Credit card operations

Revenues derived from credit card transaction consist of commissions and financing revenues. Commissions are recognized at the time the merchants’ transactions are processed, and financing revenues are recognized when earned.

E-commerce activities

We primarily conduct e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between us and Telefónica de Argentina S.A. E-Commerce Latina owns Altocity.Com S.A., a development stage company. Altocity.Com S.A. primarily derives its revenues from monthly maintenance fees charges to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorship. We account for our indirect investment in Altocity.Com S.A. under the equity method of accounting. Revenues and associated costs from e-commerce activities are included in leases and services line of our consolidated statement of operations for all periods presented.

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

For the fiscal years ended June 30, 2003 and 2002, net revenues from Altocity.Com S.A. totaled Ps. 0.7 million and Ps. 1.5 million, and had a net loss of Ps. 6.6 million and Ps. 17 million, respectively.

In addition, we hold an interest in Alto Invest S.A., a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest S.A. generated insignificant revenues since its inception, primarily from advertising fees and commissions charged to customers for online trading. As from May 2001, Alto Invest S.A. suspended all its transactions, excepting its off-line transactions. During the year ended June 30, 2003, we have initiated advisory and consultancy services, for which we are restructuring human resources.

Provision for allowances and contingencies

We provide for losses relating to accounts and mortgage receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect our future results of operations and financial condition or liquidity.

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

We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management and/or independent appraisers to make assumptions such as, future sales and cost of sale, future vacancy rates and future prices; and

•	the impact that recognizing an impairment would have on assets reported on our balance sheet as well as on the results of our operations could be material. Independent appraisals about future sales prices and future vacancy rates require significant judgment because actual sales prices and vacancy rates have fluctuated in the past and are expected to continue to do so.

As of June 30, 2002, we reviewed our assets related to leases and services, and sales and development properties segments for impairments, due to the continued deterioration of the Argentine economy. As of June 30, 2002 we accounted for an impairment of Ps. 62.8 million. During the fiscal year 2003, this unfavorable economy tendency has been reverted. Therefore, as of June 30, 2003, we accounted for a recovery of impairment of Ps. 10.5 million. Assets related to those two segments represent approximately 85.4% of our total assets as of June 30, 2003.

Valuation of shopping centers was performed according to the “rent value method”. We calculated discount rates considering each property’s location, competition in its market, its historical vacancy rates and cash flow. The average discount rates we used were between 14% and 17%, the average price per square meter was Ps. 5,686, approximately US$ 2,031 and the average vacancy rate was calculated taking into consideration the real vacancy. The performance of a sensitivity analysis, which reduced prices per square meter by 5%, resulted in an increased impairment accounted for as of June 30, 2003 equal to Ps. 6.4 million.

We used the “open market method” for the valuation of the land reserve and non-current inventories. Our reserve land constitutes an added value as a unique portfolio for shopping centers development in CBD (Central Business Districts). Caballito, Rosario and Neuquén are the biggest participation in our portfolio. The performance of a sensitivity analysis which reduced prices by 5%, resulted in an increased impairment accounted for as of June 30, 2003 equal to Ps. 6 million.

The above-mentioned impairment amounts to a loss of Ps. 12.4 million which affects the balance sheet lines “Non Current Inventories, net”, “Fixed Assets, net” and “Intangible Assets, net”, reducing the value of our total assets by approximately 1.1%. This impairment would have resulted in a net loss of 16.1% for the year ended June 30, 2003.

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

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decreased by 3.0% in 1999, 0.5% un 2000 and 4.9% in 2001. During the second half of 2001, Argentina´s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% as compared to 2001, and during the three first quarters of 2003, the gross domestic product increase 7.3%.

On December 23, 2001, President Adolfo Rodríguez Saá declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified this decision. On January 7, 2002, the National Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the Executive Branch announced the devaluation of the Peso with the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to US$ 1.0 and all other transactions will be settled at a floating market rate depending on supply and demand. This new legislation had a material adverse impact on our financial position and the results of our operations in fiscal year 2002, that was partially offset during fiscal year 2003.

Effects of inflation

From 1997 until the end of year 2001, policies adopted by Argentine government have substantially reduced the level of inflation. Therefore, during that period inflation did not significant affect our financial condition and results of operations. The following are annual inflation rates’ figures published by the Ministry of Economy of Argentina:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
1997	0.9%	0.1%
1998	1.1%	-1.9%
1999	-1.4%	-5.3%
2000	-1.2%	4.4%
2001	-0.3%	-1.6%
2002	30.5%	95.6%
2003	10.2%	8.3%

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

During fiscal year 2002, the impact of inflation on our financial condition and results of operations was significant and generated a loss of Ps. 49 million. During fiscal year 2003, we recognized a loss of Ps. 6,4 million, taking into consideration that as a result of the Resolution No. 441 issued by the National Securities Commission we discontinued the restatement of our financial statements as from March 1, 2003. At June 30, 2003, however, this deviation has not had a material effect on our financial statements.

Effects of Interest Rate fluctuations

Since the determination of the Argentine Central Bank by Communication “A” 3507 I dated March 13, 2002 to establish a fixed interest rate between 6% and 8% to debts issued by companies under argentine law, almost all of our Peso-denominated debt, bears a fixed interest rates.

In connection with our swap agreement with Morgan Guaranty Trust and the modification of the original terms, we converted our Peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for an amount of US$ 69.1 million due in March 2005, and we were required to make as collateral a deposit of US$ 50.0 million with the counterparty. As of June 30, 2003, interest rate payable was at a floating rate of 1.27% in U.S. dollars and interest rate receivable was at a fixed rate of 10% in Pesos. An increase in interest rates may increase our financial costs and materially affect our financial condition and our results of operations.

Effects of foreign currency fluctuations

Since April 1, 1991 until the beginning of 2002, the Convertibility Law No. 23,928 was applicable in Argentina. This law established a fixed exchange rate, under which the Argentine Central Bank was obliged to sell U.S. dollars to any person at a fixed rate of one Peso per U.S. dollar.

The primarily economic change announced by Duhalde’s Administration in January 2002 was the devaluation of the Peso. A portion of our financial debt is denominated in U.S. dollars. Foreign currency exchange rate depreciation significantly increases the risk of default on our U.S. dollar- denominated liabilities, as almost all of our revenues are denominated in Pesos and will therefore experience a relative increase in our U.S. dollar-denominated liabilities compared to our Peso-denominated revenues. Foreign currency exchange restrictions hereafter imposed by the Argentine Government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar- denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. dollar may adversely affect the U.S. dollar equivalent of the Peso price of our common shares on the Bolsa de Comercio de Buenos Aires, and as a result are likely to affect the market price of our ADS in the United States.

On the other hand, the 26.3% appreciation of the Argentine currency during Fiscal Year 2003 (where the exchange rate fell from Ps. 3.80 per U.S. dollar as of June 30, 2002 to Ps. 2.80 per U.S. dollar as of June 30, 2003) resulted in a significant Exchange Difference Gain of Ps. 50.2 million which radically contrasts with the Exchange Difference Loss of Ps. 0.9 million generated during Fiscal Year 2002, where the exchange rate jumped from Ps. 1.00 per U.S. dollar by the beginning of the fiscal year to Ps. 3.80 per U.S. dollar by the end of it.

Since our significant exposure to U.S. dollar-denominated liabilities, our results are very sensitive to fluctuations in the nominal exchange rates. In this way, strong depreciation in the Peso will affect negatively our results while strong appreciations will influence positively.

Operating Results

Fiscal Year 2003 as compared to Fiscal Year 2002

Sales

Sales decreased by 41.7%, from Ps. 196.0 million during fiscal year 2002 to Ps. 114.2 million during fiscal year 2003 due to a 39.2% reduction in leases and services revenues (from Ps. 146.1 million to Ps. 88.8 million), a 88.46% reduction in sales and development of properties (from Ps. 4.0 million to Ps. 0.5 million) and a 45.6% reduction in sales from credit card operations (from Ps. 45.8 million to Ps. 24.9 million).

It is important to mention that leases and services revenues even if they have increased in nominal value, this increase is lower than the inflation index, therefore we can observe a reduction in real terms. This reduction was due to two principal reasons. First of all, our leases can be adjusted through the CER index, which follows the consumer inflation index. As of June 30, 2003, this index rose 44% while the wholesale price index, which applied to adjust our consolidated financial statements, was increased more than 100%. Secondly, we couldn’t fully adjust our leases through CER since the implementation of this index, mainly because tenant sales showed a gradual recovery during the year and not all of our shopping centers had the same performance. We must highlight that the economic recovery that began last year is generating an increase in our tenant’s sales, being reflected in increments in the occupancy ratios, rental incomes and admission rights of our shopping centers. The occupancy ratio of our shopping centers increased from 92.4 % in July 30, 2002 to 95.8% in June 30, 2003.

During the year ended June 30, 2003 the sale of the 14 available units was completed, while the units sold during fiscal year ended June 30, 2002 were 39.

The decrease in credit card operations is attributed to the streamlining of its portfolio throughout fiscal year 2003 as a result of the severe financial crisis. Although the current portfolio is smaller, it is characterized by a better credit capacity.

	Fiscal Years ended June 30,
	2003	2002
	(In thousands of constant Ps of February 28, 2003.)
Leases and services	88,818.8	146,122.6
Sales and development properties	462.0	4,003.2
Credit card operations	24,934.6	45,840.4

Total net sales	114,215.4	195,966.2

Costs

Total costs registered a 25.8% decrease, from Ps. 91.1 million during fiscal year 2002 to Ps. 67.6 million during fiscal year 2003.

Leases and services costs registered a 19.9% decrease, from Ps. 73.1 million during fiscal year 2002 to Ps. 58.5 million during the fiscal year 2003. The main reasons for this reduction are: (i) a sharp reduction in non-recoupable expenses owing to the reduction in vacant stores and improved collections for the year; (ii) a lower amortization charge stemming from the lower value of the assets as a result of the impairment recognized at the previous closing date and the failure to amortize launching expenses relating to Abasto Shopping; and (iii) a reduction in car park expenses.

Cost from sales and development of properties decreased by 87.0%, from Ps. 5.4 million in fiscal year 2002 to Ps. 0.7 million in fiscal year 2003, as a result of the reduction in sales mentioned above.

The cost from credit card operation decreased by 33.9%, from Ps. 12.6 million in fiscal year 2002 to Ps. 8.3 million in fiscal year 2003, as a result of the reduction in the level of activity.

	Fiscal Years ended June 30,
	2003	2002
	(In thousands of constant Ps of February 28, 2003.)
Leases and services	(58,545.5)	(73,071.5)
Sales and development properties	(699.1)	(5,397.9)
Credit card operations	(8,330.2)	(12,601.1)

Total costs	(67,574.9)	(91,070.6)

Gross Profit

As a result of the factors mentioned above, gross profit decreased by 55.5%, recording an income of Ps. 104.9 million for the fiscal year ended June 30, 2002 against Ps. 46.6 million for fiscal year 2003.

Gross profit, calculated in terms of total sales percentage, fell from 53.5% during fiscal year 2002 to 40.8% during fiscal year 2003. Gross profit from leases and services, calculated in terms of leases and services sales percentage, fell from 50% during fiscal year 2002 to 34.1% during fiscal year 2003. Sales and development of properties gross loss, calculated as a percentage of sales and development of properties, increased from 34.8% during fiscal year 2002 to 51.3% during fiscal year 2003. Credit cards operations gross profit, calculated as a percentage of sales of credit cards operations, fell from 72.5% during fiscal year 2002 to 66.6% during fiscal year 2003.

	Fiscal Years ended June 30,
	2003	2002
	(In thousands of constant Ps. of February 28, 2003)
Leases and services	30,273.3	73,051.1
Sales and development properties	(237.1)	(1,394.7)
Credit card operations	16,604.4	33,239.3

Total Gross Profit	46,640.6	104,895.7

Selling expenses

Selling expenses registered a 72.2% decrease from Ps. 63.2 million in fiscal year 2002 to Ps. 17.6 million in fiscal year 2003. The decrease was mainly due to: (i) a decrease in the allowance for doubtful accounts by 80.4%, from Ps. 52.8 million during fiscal year 2002 to Ps. 10.3 million during fiscal year 2003, out of which Ps. 35.2 million and Ps. 2.4 million are related to allowance for doubtful accounts from our shopping center operations during fiscal years 2002 and 2003 respectively. This decrease is the consequence of the change in the economy tendency, reflected in an increase in our tenants´ sales and the decrease in the average occupancy cost for the period, calculated in terms of charges paid by our tenants over total sales, as a result of a smaller adjustment in lease costs as compared with tenants´ sales. In addition, Ps. 17.6 million and Ps. 8.0 million are related to allowance for doubtful accounts from Tarjeta Shopping during fiscal years 2002 and 2003 respectively. This decrease is attributed to the streamlining of its portfolio throughout the year under review as a result of the severe financial crisis, consequently it is currently characterized by a better credit capacity; (ii) a decrease in advertising expenses by 59%, from Ps. 3.6 million in fiscal year 2002 to Ps. 1.5 million in fiscal year 2003; (iii) the 14.7% reduction in gross income charge, from Ps. 5.1. million during fiscal year 2002 to Ps. 4.4. million during fiscal year 2003, attributed to the fact that the increase in sales at nominal values did not match the wholesale inflation and; (iv) a reduction in the amortization charge relating to the launch of Shopping Abasto and advertising expenses connected with Torres de Abasto which were fully depreciated in the previous year.

Selling expenses, calculated in terms of total sales percentage decreased from 32.3% during the fiscal year ended June 30, 2002 to 15.4% during the fiscal year ended June 30, 2003.

Administrative expenses

Administrative expenses registered a 28.2% fall from Ps. 25.4 million during fiscal year 2002 to Ps. 18.2 million during fiscal year 2003, basically as a result of the reduction in salary, bonuses, social security contributions, taxes, rates, contributions and services.

Administrative expenses, calculated as a percentage of total sales, rose from 13.0% during fiscal year 2002 to 16.0% during fiscal year 2003.

Torres de Abasto unit contracts’ rescissions

The results of purchasers recessions of sales contracts registered a 84% decrease from Ps. 0.06 million during fiscal year 2002 to Ps. 0.009 million during fiscal year 2003.

Net (loss) Income in credit card trust

Credit card trust funds did not vary with regard to the previous year, having reported a loss of Ps. 4.1 million in the fiscal year 2003 as in fiscal year 2002.

Operating income

As a result of the factors mentioned above, the operating income decreased by 45.1%, from Ps. 12.3 million during fiscal year 2002 to Ps. 6.8 million during fiscal year 2003. The operating income measured in terms of total sales decreased from 6.3% during fiscal year 2002 to 5.9% during fiscal year 2003.

Equity Loss from Related Companies

The result stemming from the interests in Pérez Cuesta S.A.C.I. and E-Commerce Latina S.A. registered a Ps. 7.2 million increase, from a Ps. 4.9 million loss during fiscal year 2002 to a Ps. 12.1 million loss during fiscal year 2003, mainly due to the loss registered in Pérez Cuesta S.A.C.I. where we currently hold a 18.9% interest partially off-set by a lower loss in E-Commerce Latina S.A., where we currently hold a 50% interest.

Amortization of goodwill

The result stemming from the amortization of goodwill did not vary with regard to the previous year, and amounted to Ps. 4.8 million for 2002 and for 2003. These results reflect the amortization of goodwill stemming from the acquisition of Shopping Alto Palermo S.A., FIBESA S.A. and Tarshop S.A.

Financial results, net

The gain/(loss) on financing of assets changed from a loss of Ps. 147.1 million in fiscal year 2002 to a gain of Ps. 4.2 million during fiscal year 2003, mainly due to (i) the recovery of part of the impairment set up in the year 2002 on the value of our fixed assets which was recognized during fiscal year 2003, and (ii) the lower loss on exposure to inflation of our monetary assets, due to significantly lower levels of inflation during fiscal year 2003.

The gain/(loss) on the financing of liabilities increased from a gain of Ps. 55.9 million during fiscal year 2002, to a gain of Ps. 114.4 million for fiscal year 2003. This increase is mainly attributed to (i) a reduction in our indebtedness level owing to our redemption of debt during fiscal year 2003 which enabled us to obtain average discounts of 16%; (ii) a lower interest expense attributed to the stabilization of the CER used to adjust our debt converted to Pesos; (iii) a lower gain on exposure to inflation owing to the 26% appreciation of the Peso with regard to the U.S. dollar, from Ps. 3.8 at June 30, 2002 to Ps. 2.8 at June 30, 2003. This appreciation has had a favorable impact on our dollar denominated debt and on the value of the interest rate of the swap agreement signed with Morgan Guaranty Trust; and (iv) was partially offset by a reduction in the gain on exposure to inflation of our monetary liabilities.

Other income (expense), net

Other expense, net increased from a loss of Ps. 10.8 million during fiscal year 2002, to a Ps. 13.3 million income during fiscal year 2003, mainly due to the discount obtained related to the redemption of debt.

Income (Loss) before taxes and Minority Interest

As a result of the factors described above, the income (loss) before taxes and minority interest was Ps. 99.5 million loss during fiscal year 2002 compared to income of a Ps. 121.8 million during fiscal year 2003.

Minority Interest

Minority interest registered a Ps. 2.8 million decrease, from a Ps. 5.1 million during fiscal year 2002 to a Ps. 2.3 million during fiscal year 2003.

Income Tax

The income tax charge increased by Ps. 129.7 million, from a gain of Ps. 83.0 million for the year 2002 to a loss of Ps. 46.8 million for fiscal year 2003. It should be noted that the income tax charge was calculated using the deferred tax method, thus recognizing the temporary difference in the accounting and tax measurement of assets and liabilities and the capitalization of tax loss carry-forwards. As a result, the figure disclosed under income tax does not only reflect the amount to be paid but also includes the tax reported based on the accounting accrual.

Net Income (Loss)

As a result of the factors explained above, the net income (loss) for the period registered a Ps. 88.7 million increase, from a Ps. 11.4 million loss for fiscal year 2002 to income of Ps. 77.3 million for fiscal year 2003.

Fiscal Year 2002 as compared to Fiscal Year 2001

Sales

Sales decreased by 26.3%, from Ps. 266.0 million during fiscal year 2001 to Ps. 196.0 million during fiscal year 2002 due to a 28.3% reduction in leases and services revenues (from Ps. 203.9 million to Ps. 146.1 million), a 69.1% reduction in sales of properties (from Ps. 13.0 million to Ps. 4.0 million) and a 6.8% reduction in sales from credit card operation (from Ps. 49.2 million to Ps. 45.8 million).

The reduction in leases and services revenues was mainly due to the economic recession undergone by Argentina for more than 4 years, which has affected consumption, the main variable of our business. As a result, our tenants have suffered a decrease in their sales representing a reduction both in occupancy rates and in minimum lease and admission rights revenues. The overall occupancy rate in our shopping centers fell from 94.4% as of June 30, 2001 to 92.4% as of June 30, 2002.

The reduction in sales of properties, related mainly to Torres de Abasto, was attributable to the lower inventory available during the fiscal year 2002, which included only 39 units for sale as opposed to the 135 units existing at the beginning of fiscal year 2001.

The fall in sales from credit card operation was mainly a result of the consumption reduction, despite the higher number of cards issued during the fiscal year 2002, the average credit portfolio and the volume of sales performed with the card and thus the revenues of this segment suffered a slight fall.

	Fiscal Years ended June 30,
	2002	2001
	(In thousands of constant Ps. of February 28, 2003)
Leases and services	146,122.6	203,880.5
Sales and development properties	4,003.2	12,957.7
Credit card operations	45,840.4	49,210.5

Total net sales	195,966.2	266,048.7

Costs

Total costs registered a 12.7% decrease, from Ps. 104.3 million during fiscal year 2001 to Ps. 91.1 million during fiscal year 2002.

Leases and services costs registered a 1.9% decrease, from Ps. 74.5 million during fiscal year 2001 to Ps. 73.1 million during the fiscal year 2002. In spite of such situation, during fiscal year 2002 we experienced a once-off loss of Ps. 11.8 million in connection with expenses charges billed to our tenants which were not recovered. Excluding such charges, leases and services costs decreased 17.6%, main cutbacks include taxes, rates, contributions and services reductions as a result of changes to the tax legislation which now imposes a VAT charge to commercial leases, allowing us to use the VAT tax credit previously identified as loss.

Cost from sales of properties decreased by 61.7%, from Ps. 14.1 million in fiscal year 2001 to Ps. 5.4 million in fiscal year 2002, as a result of the reduction in sales mentioned above.

The cost from credit card operation decreased by 19.7% from Ps. 15.7 million in fiscal year 2001 to Ps. 12.6 million in fiscal year 2002, as a result of the reduction in the level of activity.

	Fiscal Years ended June 30,
	2002	2001
	(In thousands of constant Ps. of February 28, 2003)
Leases and services	(73,071.5)	(74,508.0)
Sales and development properties	(5,397.9)	(14,121.7)
Credit card operations	(12,601.1)	(15,707.8)

Total costs	(91,070.6)	(104,337.5)

Gross Profit

As a result of the factors mentioned above, gross profit decreased by 35.3%, recording an income of Ps. 161.7 million for the fiscal year ended June 30, 2001 against Ps. 104.9 for fiscal year 2002.

Gross profit, calculated in terms of total sales percentage, fell from 60.8% during fiscal year 2001 to 53.5% during fiscal year 2002. Gross profit from leases and services, calculated in terms of leases and services sales percentage, fell from 63.5% during fiscal year 2001 to 50% during fiscal year 2002. Sales of properties gross loss, calculated as a percentage of sales of properties, increased from 9.0% during fiscal year 2001 to 34.8% during fiscal year 2002. Credit cards operations gross profit, calculated as a percentage of sales of credit cards operations, rose from 68.1% during fiscal year 2001 to 72.5% during fiscal year 2002.

	Fiscal Years ended June 30,
	2002	2001
	(In thousands of constant Ps of February 28, 2003.)
Leases and services	73,051.1	129,372.5
Sales and development properties	(1,394.7)	(1,164.0)
Credit card operations	33,239.3	33,502.7

Total Gross Profit	104,895.7	161,711.2

Selling expenses

Selling expenses registered an 57.5%, growth from Ps. 40.1 million in fiscal year 2001 to Ps. 63.2 million in fiscal year 2002. The increase resulted mainly from the 161.7% increase in the allowance for doubtful accounts, from Ps. 20.2 million during fiscal year 2001 to Ps. 52.8 million during fiscal year 2002. Excluding the allowance for doubtful accounts, selling expenses decreased by 47.7% mainly due to a 43.7% reduction in advertising charges and 64.7% in salaries and bonuses.

Selling expenses, calculated in terms of total sales percentage increased from 15.1% during the fiscal year ended June 30, 2001 to 32.3% during the fiscal year ended June 30, 2002.

Administrative expenses

Administrative expenses registered a 26.7% fall from Ps. 34.6 million during fiscal year 2001 to Ps. 25.4 million during fiscal year 2002, basically as a result of the reduction in salary, bonuses, social security contributions, taxes, rates, contributions and services.

Administrative expenses, calculated as a percentage of total sales did not charge during fiscal year 2002, maintaining the 13% reached in 2001.

Torres de Abasto unit contracts’ rescissions

The results of purchasers recessions of sales contracts registered a Ps. 0.09 million increase, surging from a Ps. 0.03 million loss during fiscal year 2001 to a profit of Ps. 0.06 million during fiscal year 2002.

Net (loss) Income in credit card trust

Net (loss) Income in credit card trust registered a Ps. 6.4 million decrease, going from a Ps. 2.3 million profit in the fiscal year ended June 30, 2001 to a Ps. 4.1 million loss during the fiscal year ended June 30, 2002, as a result of an increase in bad debtors concerning financial trust issuance under Tarshop S.A. securitization programs.

Operating income

As a result of the factors mentioned above, the operating income decreased by 86.2%, recording a profit of Ps. 89.2 million during fiscal year 2001 against a profit of Ps. 12.3 million during fiscal year 2002. The operating income measured in terms of total sales decreased from 33.5% during fiscal year 2001 to 6.3% during fiscal year 2002.

Equity loss from related companies

The result stemming from the interests in Pérez Cuesta S.A.C.I. and E-Commerce Latina S.A. registered a Ps. 58.7% increase, from a Ps. 3.1 million loss during fiscal year 2001 to a Ps. 4.9 million loss during fiscal year 2002, mainly due to the loss registered in E-Commerce Latina S.A., where we hold a 50% interest.

Financial results, net

Net financial results recorded a 10.8% decrease, from a Ps. 82.3 million loss during fiscal year 2001 to a Ps. 91.2 million loss during fiscal year 2002, as a result of the income generated as a result of inflation exposure partially compensated due to (a) a higher average indebtedness cost during fiscal year 2002, (b) a higher average of financial indebtedness level in fiscal year 2002 than in fiscal year 2001, (c) the application on debts converted to Pesos of the CER which by June 30, 2002 amounted to approximately 25% and (d) the impairment of long-lived assets for Ps. 62.8 million.

Other expense, net

Other expense, net registered an increase of Ps. 10.5 million, from a Ps. 0.3 million loss during fiscal year 2002 to a Ps. 10.8 million loss during fiscal year 2002 mainly due to the Ps. 6.7 million contingencies provision, in connection with a legal action filed by Carrefour supermarket regarding the construction of Paseo Alcorta.

Net Loss before taxes and minority interest

As a result of the factors described above, the loss before taxes and minority interest suffered a Ps. 98.2 million decrease, recording a Ps. 99.5 million loss during fiscal year 2002 against a loss of Ps. 1.3 million during fiscal year 2001.

Income tax

The income tax charge decreased by Ps. 88.2 million, from a loss of Ps. 5.2 million for the year 2001 to a gain of Ps. 83.0 million for the year 2002. It should be noted that the income tax charge was calculated using the deferred tax method, thus recognizing the temporary difference in the accounting and tax measurement of assets and liabilities and the capitalization of tax loss carry-forwards. As a result, the figure disclosed under income tax does not only reflect the amount to be paid but also includes the tax reported based on the accounting accrual.

Amortization of goodwill

The result stemming from the amortization of goodwill did not vary with regard to the previous year, and amounted to Ps. 4.8 million for 2001 and for 2002. The results reflected the amortization of goodwill stemming from the acquisition of Shopping Alto Palermo S.A., FIBESA S.A. and Tarshop S.A..

Minority Interest

Minority interest registered a Ps. 6.0 million increase, from a Ps. 0.9 million loss during fiscal year 2001 to a Ps. 5.1 million profit during fiscal year 2002.

Net income (Loss)

As a result of the factors explained above, the net loss for the period registered a Ps. 3.9 million increase, from a loss of Ps. 7.4 million for fiscal year 2001 to a loss of Ps. 11.3 million for fiscal year 2002.

B. Liquidity and Capital Resources

Our principal liquidity and capital resources requirements include:

•	the acquisition of shopping centers;

•	the development of new shopping centers;

•	the improvement of existing shopping centers;

•	the development of residential properties for sale;

•	working capital needs; and

•	the maintenance of cash and other liquid assets to enable us to take advantage of the acquisition and development opportunities as they arise.

As June 30, 2003, we had cash and cash equivalents totaling Ps. 28.3 million, a 71.9% increase from Ps. 16.5 million held as of June 30, 2002, primarily due to a decrease in the net cash used in our financing activities and a decrease in the net cash used in investing activities, partially offset by a decrease resulted from our operating activities.

The issuance during fiscal year 2003 of Convertible Notes for US$ 50.0 million, marked the beginning of the redemption process of the Senior Notes for Ps. 120 million, maturing in January 2005, enabling us to redemption Ps. 80.8 million (face value) that (including amortization coupons) would have represented a debt of Ps. 116.4 million as at June 30, 2003.

Additionally during fiscal year 2003, we redeemed a total amount of Ps. 1.8 million of our Ps. 85 million due in April 2005.

Likewise, as of June 30, 2003 we had credit arrangements, additional to the credit lines already used, with banking institutions for Ps. 10.8 million.

Our operating activities resulted in net cash inflows of Ps. 32.3 million and Ps. 49 million for the fiscal year ended June 30, 2003 and 2002, respectively. Net cash inflows for fiscal year ended June 30, 2003 decreased as compared to fiscal year ended June 30, 2002, primarily due to the decrease in accrued interest, taxes payable and trade accounts payable, partially offset by an increase in operating gains and a decrease in customer advances.

Our operating activities resulted in net cash inflows of Ps. 49.0 million and Ps. 31.8 million for the fiscal year ended June 30, 2002 and 2001, respectively. Net cash inflows for fiscal year ended June 30, 2002 increased as compared to fiscal year ended June 30, 2001, primarily due to the increase in trade accounts payable, taxes payable and accrued interest.

The net cash used in investing activities was Ps. 0.4 million and Ps. 3.7 million for fiscal years 2003 and 2002, respectively. The decrease in net cash used in investing activities was due primarily to the increase in proceeds from sale of intangible assets. Cash paid for acquisitions of fixed assets was Ps. 2.5 million and Ps. 3.5 million for fiscal years 2003 and 2002, respectively.

Net cash used in investing activities, reached Ps. 3.7 million and Ps. 54.7 million for the fiscal year ended June 30, 2002 and 2001 respectively.

Net cash used in financing activities were Ps. 20.1 million during the fiscal year ended June 30, 2003, which were primarily produced due the redemption of debts Ps. 78.4 million, a debt payment of Ps. 9.4 million, which were partially offset by Ps. 67.9 million as a result of new loans.

Net cash used in financing activities were Ps. 50 million during the fiscal year ended June 30, 2002, which were produced due a collateral deposit of Ps. 109.9 million, a debt payment of Ps. 68.8 million, the redemption of Notes for Ps. 28.9 million, which were partially offset by the net proceeds of Ps. 125.2 million intercompany debt obtaining and Ps. 32.3 million as a result of new loans.

In our opinion, our working capital is sufficient for our present requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or selective asset sales.

Our Indebtedness

On January 18, 2001, we issued US$ 120.0 million of secured Senior Notes due on January 13, 2005 (the “Senior Notes”) in three classes: (i) US$ 40.0 million of Class A-2 notes due January 13, 2005, at a corrected Badlar interest rate plus 395 basis points; (ii) US$ 5.0 million of Class B-1 notes, which we issued together with our wholly-owned subsidiary Shopping Alto Palermo S.A., and which are due on January 13, 2005, at a 90-day LIBOR plus 475 basis points, and (iii) US$ 75.0 million of Class B-2 notes, which we issued together with our wholly-owned subsidiary Shopping Alto Palermo S.A., maturing at various dates through January 13, 2005, at a corrected Badlar rate plus 395 basis points. The proceeds from this issuance were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts. Additionally, during the third quarter of the fiscal year 2001, we redeemed US$ 2.5 million of the Class A-2 notes at 100% of par value. The payment of the total amount of the Senior Notes is guaranteed by a Trust Agreement pursuant to which all of the shares of Shopping Alto Palermo S.A. were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 among our Company and Ritelco, as shareholders of Shopping Alto Palermo S.A. and as Trustors, RioTrust S.A., as trustee, and the holders of the Senior Notes as beneficiaries.

Interest on both classes are paid on a quarterly basis as from April 18, 2001.

On April 7, 2000, we issued the Ps. 85.0 million Notes due April 7, 2005 at a 14.875% annual rate, payable semiannually. Proceeds from this issuance were used to repay certain outstanding syndicated loans and other short-term financial debt. During March 2001 and June 30, 2003, we redeemed Ps. 35.4 million (historical Pesos), at different prices below par. After subtracting our holding, the aggregate outstanding amount for such notes as of October 31, 2003 was Ps. 49.6 million.

On March 30, 2000, in connection with the issuance of Ps. 85 million Notes, we entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed us to reduce the net cost of our debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, we agreed to pay US$ 69.1 million on March 30, 2005 and will receive Ps. 69.1 million on such date. As collateral for our payment obligations under the modified agreement, we were required to make a deposit of US$ 50 million with the counterparty. As of June 30, 2003, the interest rate payable on the swap was at a floating rate of 1.27% in U.S. dollars and the interest rate receivable was at a fixed rate of 10% in Pesos. Thus, a continued devaluation of the Peso against the US dollar and/or an increase in interest rates would increase our loss which could be material. As of June 30, 2003 this modified swap agreement was accounted for at its fair market value resulting in a recognition of a liability of US$ 47 million. The line item “Interest rate swap receivable” included within “Other receivables and prepaid expenses, net” represents the net amount of the US$ 50 million deposited as collateral and the US$ 47 million payable under the swap agreement.

In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, we entered into loan agreements with IRSA and Parque Arauco S.A. As of June 30, 2002 our debt with IRSA and Parque Arauco S.A. under those loan agreements amounted to Ps. 45.6 million and Ps. 22.9 million respectively.

In addition, between May and July 2002, IRSA and Parque Arauco S.A. granted to us loans for US$ 10.1 million and US$ 4.9 million respectively. The annual interest rate for such loans was 10%. The funds obtained under these loans have been used to fully cancel our short-term bank debt for the total amount of Ps. 43.8 million plus the accrued CER adjustment.

The amounts we owed under the loans which were granted to us from IRSA and Parque Arauco, were used by IRSA and Parque Arauco to subscribe our offering of US$ 50.0 million Series I Convertible Notes on August 20, 2002 (the “Series I Convertible Notes”). IRSA and Parque Arauco subscribed for US$ 27.2 million and US$ 15.2 million respectively of our Series I Convertible Notes.

As of September 30, 2001, we began to be in non-compliance with certain financial covenants with respect to our Senior Notes due in 2005 and the Ps. 85 million Notes due in 2005. Nevertheless, during fiscal year 2003, we met all of our financial covenants.

In addition to not being in compliance with certain financial covenants mentioned above, we have not made certain payments for an aggregate amount of Ps. 21.7 million under our Senior Notes which where scheduled to be paid on January 14, 2002. However, on January 16, 2002 and March 15, 2002, the holders of Senior Notes unanimously approved certain waivers and deferrals of accrued interests and scheduled principal payments until July 17, 2002.

On June 24, 2002, we agreed with the holders of our class A and B-2 Senior Notes, that we would pay all interest owed and the amortization coupon which originally matured in January 2002, prior to July 17, 2002. Such payment would receive approximately a 20% discount. As of July 17, 2002, all interest owed and the amortization coupon under our Class A and b-2 Senior Notes that matured in January 2002, had been fully paid.

The Public Emergency Law, enacted on January 6, 2002 and Decree No. 214/02 of the National Executive Branch established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. dollars or any other foreign currency at the exchange rate of Ps. 1.00 = 1.00 U.S. dollar (US$ 1.00). The pesification of debts affected our Senior Notes (US$ 117.5 million), short-term bank debt (US$ 44.6 million) and the loans with our majority shareholders. Such agreements and loans have been adjusted as from February 3, 2002 by the CER. Thus if there were a severe inflationary process, our debt would be significantly increased.

With respect to interest rates, Argentine Central Bank Communication “A” 3507 I dated March 13, 2002 established a fixed interest rate between 6% and 8% to debts issued by companies under Argentine law. This resolution affected our Senior Notes (Ps. 132.0 million) and our short-term bank debt (Ps. 50.11 million).

On June 9, 2003 we signed a Compensation Agreement with the only holder of Class B-1 Senior Notes, reducing the negative impact that the pesification of contracts had on this holder. We have extended the original schedule of payments remaining as follows: on January 13, 2004 and on January 13, 2005 we will pay US$ 1.25 million and US$ 3.75 million, respectively.

On July 19, 2002 we issued US$ 50 million of Series I Convertible Notes which are convertible into shares of our common stock at the holder’s option. The offer was subscribed in full.

The terms of these Series I Convertible Notes include (i) a conversion price that consists of the maximum between the face value of our common stock (Ps. 0.10) divided by the exchange rate, and US$ 0.0324, which means that every convertible note is potentially convertible into approximately 30.8642 shares of our common stock with a face value of Ps. 0.10 each (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Series I Convertible Note. The Series I Convertible Notes mature on July 19, 2006. Raymond James Argentina Sociedad de Bolsa S.A. acted as subscription and placement agent.

In the event that all the bondholders were to convert their Series I Convertible Notes, our share capital would increase from 704,829,745 shares as of June 30, 2003 to approximately 2,242,675,255 shares.

As of December 16, 2003, holders of Series I Convertible Notes exercised their conversion right for a total number of 669,144 units with a face value of US$ 1 each, whereas the ordinary stock delivered under this heading amounted to 19,902,543 with a face value of Ps. 0.1 each.

The number of Series I Convertible Notes currently outstanding amounts to US$ 49,330,856, while the number of our shares are 719,902,543.

The issuance of our Series I Convertible Notes has allowed us to repay an important portion of our existing debt. The proceeds of this offering have been allocated to fully repay (i) loans from our major shareholders for approximately US$ 33.1 million, and (ii) US$ 16.8 million (plus the accrued CER adjustment) which we owed under our Class A-2 and B-2 Senior Notes and under which we obtained discounts for up to 25%.

The early redemption of debt during fiscal year 2003, allowed us to recognize a gain of Ps. 19.8 million for the year ended June, 30 2003.

On February 17, 2003, we entered into a repurchase agreement with IRSA and Parque Arauco S.A. in which each company granted to us loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, we made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Notes with IRSA and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. On December 6, 2003, we agreed to repurchase the securities at a price of Ps. 4.5 million and Ps. 2.3 million to IRSA and Parque Arauco S.A., respectively. We expect to obtain a renewal upon expiration.

Furthermore, during the year ended June 30, 2003, we met all our financial commitments relating to our outstanding notes.

During the year ended June 30, 2003, emerges that we are in compliance with the financial covenants under the indentures of the Senior Notes and the Ps. 85 million Notes.

Being in compliance with the financial covenants, we are again in position of raising additional borrowing, in case the Board of Directors takes the decision, not needing the previous approval of the outstanding debt bondholders.

The following table sets forth our outstanding debt as of June 30, 2003 (accrued interest not included):

	Ps.	US$(1)	Interest Rate	Maturity
Senior Notes Class A-2 and B-2	22,806,334	8,145,119	8% + CER	January 2005
Senior Notes Class B-1	14,000,000	5,000,000	Libor + 475 Bps.	January 2005
Ps. 85.0 million Notes	49,621,000	17,721,786	14.88%	April 2005
Shareholders loans	6,412,456	2,290,163		January 2004

Subtotal	92,839,790	33,157,068
Series I Convertible Notes	139,561,845	49,843,516	10%	January 2006

Total Debt	232,401,635	83,000,584

(1)	Solely for the convenience of the reader, we have translated Argentine Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for June 2003, which was Ps. 2.8 per US$1.0. We make no representation that the Argentine Peso or U.S. dollar amounts actually represent, could have been or could be converted into dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.

Our capital expenditures

Fiscal year 2003

During fiscal year 2003 we invested approximately Ps. 2.5 million in capital expenditures mainly in improvements of our shopping center properties.

Fiscal year 2002

During fiscal year 2002 we invested approximately Ps. 4.0 million in capital expenditures. We made investments for Ps. 3.5 million mainly related to Rosario Project and improvements of our shopping center properties.

Fiscal year 2001

In the first quarter of fiscal year 2001, we completed the acquisition of the 99.99% equity interest in Fibesa, a related company, engaged in real estate brokerage activities for our shopping centers for total consideration of US$ 10.0 million.

As of April 30, 2001, we contributed Ps. 11.1 million in E-Commerce Latina S.A. in order to finance Altocity.Com S.A.’s growth.

U.S. GAAP Reconciliation

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are the following:

•	the recognition of revenue for sales of development properties under fixed-priced construction contracts following the percentage-of-completion method under Argentine GAAP while revenue is recognized under the installment method under U.S. GAAP;

•	the appraisal revaluation of certain fixed assets under Argentine GAAP while fixed assets are valued at cost under U.S. GAAP;

•	the deferral of certain preoperating and advertising expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the treatment of expenses incurred for the development of web sites under the provisions of EITF 00-02;

•	the treatment of expenses incurred for the development and acquisition of software under the provisions of SOP 98-1;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the impact of certain U.S. GAAP adjustments on our equity investees;

•	the accounting for changes in interest in unconsolidated affiliated companies;

•	the accounting for changes in interest in consolidated affiliated companies;

•	the accounting for securitized credit card receivables in accordance with SFAS No. 140;

•	the accounting for available-for-sale securities;

•	the deferral of certain costs under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the amortization of fees related to the Senior Notes,

•	the present-value accounting of asset tax credits;

•	the restoration of previously recognized impairment losses;

•	the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences for deferred income tax calculation purposes while under US GAAP are treated as temporary differences. In addition, the US GAAP adjustment effect on deferred income tax of the foregoing reconciling items, and

•	the effect on minority interest of the foregoing reconciling items.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 17 to the consolidated financial statements included elsewhere in this annual report for details.

Net income (loss) under Argentine GAAP for the years ended June 30, 2003, 2002 and 2001 was approximately Ps. 77.4 million, Ps. (11.4) million and Ps. (37.1) million, respectively, as compared to approximately Ps. 63.9 million, Ps. (161.8) million and Ps. (14.2) million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2003 and 2002, was Ps. 759.2 million and Ps. 681.4 million, respectively, as compared to Ps. 594.7 million and Ps. 530.3 million, respectively, under U.S. GAAP.

C. Research and Development, Patents and Licenses, etc.

This section is not applicable.

D. Trend Information

After the recession that hit the Argentine economy for the last few years, some signs of recovery begun to arise at the end of 2002. The appreciation of the exchange rate, the price stability and the increase of industrial production were some of the signs that depicted a promising economic outlook for 2003. Furthermore, the presidential elections in the second quarter of 2003 brought some political stability to the country. During 2003, the exchange rate and inflation followed a steady path, whilst the economic recovery showed acceleration, indicating a projected growth of 7.1% for the year.

Even though we expect the positive economic trends to continue, we cannot assure this to happen. Our business is largely affected by economic downterms. Any decrease in investment and consumption decisions could cause a reduction in retail sales, sales of real state and commercial space.

According to the new economic and political scenario, we adapted our proposals to new customers and generated new offers in our shopping centers. We had some success in attracting to our shopping centers the flow of tourists visiting Argentina through actions in hotels, ports and airports. In addition, we carried out major advertising campaigns both locally and internationally.

This transformation generated demand from potential tenants and enabled us to select an improved standard of client and a tenant mix in line with the nature of each shopping center. Tenants also invested large sums in the development of new commercial proposals, improving the offer at each shopping center. In addition, during fiscal year 2003 we worked to assist in the development of our tenants by providing them with advice and training by means of conferences and seminars, as we hope that increased services will in the long term lead to an increased commitment of our tenants to us.

As a result, as of June 30, 2003 we were able to achieve an average occupancy rate of 95.8 percent of the gross area of our shopping centers, an improvement on the occupancy rates prior to the crisis. Likewise, sales by our tenants in nominal terms grew during the period by 40.8%, equivalent to an increase of 7.4% in values adjusted per inflation.

Following this recovery in occupancy and sales, we adjusted our rental charges, widening the application of the CER, increasing key-money for new tenants and raising charges in terms of percentages of tenant sales. In a similar manner, we continued with the process of reducing bad debts.

In December 2003, we launched Project Rosario, which will include the construction of the first shopping center in that city.

E. Off-Balance Sheet Arrangement

There is no transactions, agreements or other contractual arrangements to which an entity unconsolidated with us is a party that is not currently reflected on our balance sheet.

F. Tabular Disclosure of Contractual Obligations

This section is not applicable.

G. Safe Harbor

This item is not applicable.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

We are managed by a Board of Directors. Our bylaws establish that our Board of Directors may be composed of eight to twelve directors and eight to twelve alternate directors. Each director and alternate director is elected for a three-year term by our shareholders by a majority vote at a general ordinary shareholders’ meeting. The directors and alternate directors may be reelected indefinitely.

Currently our Board of Directors is comprised of 9 directors and 7 alternate directors. The alternate directors will only have a role when they are called to replace any director in case of absence, vacancy or death, until a new director is appointed.

Our director and Vice chairman M. Marcelo Mindlin has resigned as from December 1, 2003. As of the date of this annual report our board of directors has not yet elected a new member to replace Mr. Mindlin.

Arrangement among Major Shareholders

On November 18, 1997 we and our major shareholders, IRSA and Parque Arauco, entered into an Agreement pursuant to which we agreed that:

•	the amount of directors of our Board of Directors will be ten;

•	the directors are appointed pursuant to the shares owned by the shareholders and among the directors elected by IRSA there will be our President and Vice-President;

•	as long as Parque Arauco holds at least 25% of our capital stock and IRSA appoints at least 6 directors, IRSA will use its best efforts in order to vote its shares to appoint as our director a person to be designated by Parque Arauco among the following: José Said, Guillermo Said, o Salvador Said.

Information about Directors

Our current Directors are as follows:

Name and Position	Date of Birth	Occupation in APSA	Date of Current Appointment	Term Expiration	Current Position Held Since

Eduardo S. Elsztain	01/26/1960	Chairman	2003	2006	1994

Abraham Perelman	04/04/1941	Director	2003	2006	2003

Hernán Büchi Buc	03/06/1949	Director	2003	2006	1996

Alejandro G. Elsztain	03/31/1966	Director	2003	2006	2001

Fernando A. Elsztain	01/04/1961	Director	2003	2006	1998

José Said Saffie	04/17/1930	Director	2003	2006	1998

Gabriel A.G. Reznik	11/18/1958	Director	2003	2006	2003

Andrés Olivos	05/14/1958	Director	2003	2006	2003

Saúl Zang	12/30/1945	Director	2003	2006	1994

Oscar P. Bergotto	06/19/1943	Alternate Director	2003	2006	1994

David A. Perednik	11/15/1957	Alternate Director	2003	2006	2003

José D. Eluchans Urenda	08/06/1953	Alternate Director	2003	2006	1998

Leonardo F. Fernández	06/30/1967	Alternate Director	2003	2006	1996

Juan M. Quintana	02/11/1966	Alternate Director	2003	2006	1998

Juan C. Quintana Terán	06/11/1937	Alternate Director	2003	2006	1994

Raimundo Valenzuela Lang	05/21/1960	Alternate Director	2003	2006	1998

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied accounting at the Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Dolphin Fund Management S.A. He is Chairman of the Board of Directors of IRSA, SAPSA, and Cresud S.A.C.I.F. y A.; Vice-Chairman of Banco Hipotecario S.A.; among others. Mr. Eduardo S. Elsztain is the brother of our Director, Alejandro G. Elsztain and is the cousin of our Director, Fernando A. Elsztain.

Abraham Perelman. Mr. Perelman obtained a degree in Economics from the Universidad de Buenos Aires. During the last thirty years, he served as director of several companies in the areas of communications, electronics, aviation, agricultural technology, public services and arts. He was also President of ISREX Argentina S.A. At present, he serves as director of Guanaco Mining Co.

Hernán Büchi Buc. Mr. Büchi obtained a degree in civil engineering at the Universidad de Chile and a Master’s Degree in economy at Columbia University, New York, U.S.A. From 1979 to 1989, he worked as Undersecretary of Economy, Undersecretary of Health, Minister of Odeplan, Superintendent of Banks and Financial Institutions, and Minister of Finance of Chile. Currently, he is the President of Forestal Terranova and Luchetti and a director of SQM and Madeco.

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

José Said Saffie. Mr. Said obtained a degree in law at the Universidad de Chile. He is the President of Banco BHIF and Parque Arauco; the Vice-President of Embotelladora Andina S.A.; and a director of Envases del Pacífico S.A.

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

Andrés Olivos. Mr. Olivos obtained a degree in commercial engineering from the University of Chile. He is the chief executive officer of Parque Arauco S.A. and Constructora y Administradora Uno S.A. and is the President of Parque Arauco Argentina S.A.

Saúl Zang. Mr. Zang obtained a degree in law at the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is presently a partner at the law firm Zang, Bergel & Viñes. He is Second Vice Chairman of the Board of Directors of IRSA and Cresud S.A.C.I.F. y A. and he is also a member of Board of Directors ERSA, Puerto Retiro S.A., Nuevas Fronteras S.A., Cresud S.A.C.I.F. y A., Banco Hipotecario S.A. and Tarshop S.A. and alternate director of the Board Directors of SAPSA.

Oscar P. Bergotto. Mr. Bergotto has worked for IRSA as its Treasurer since 1991 and has been a member of the Board of Directors of IRSA since 1994. He has also worked for various real estate companies.

David A. Perednik. Mr. Perednik obtained a degree in accounting from the Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He serves as Administrative Officer at Cresud since 1997.

José D. Eluchans Urenda. Mr. Eluchans Urenda obtained a degree in law at the Pontificia Universidad Católica de Chile. He is a partner of the Chilean law firm Eluchans and is a permanent advisor to Parque Arauco’s Board of Directors and an advisor to Banco BHIF’s Board of Directors.

Leonardo F. Fernández. Mr. Fernández obtained a degree in law at the Universidad de Buenos Aires. He is a partner at the law firm Basílico, Fernández Madero y Duggan and also serves as an alternate director on the board of Disco S.A. and Transportadora de Gas del Norte S.A.

Juan M. Quintana. Mr. Quintana obtained a degree in law at the Universidad de Buenos Aires. He is a partner of the law firm Zang, Bergel & Viñes. He is a director of SAPSA and an alternate director of Cresud S.A.C.I.F. y A., Nuevas Fronteras S.A. and Fibesa. Mr. Juan M. Quintana is the son of our Alternate Director Mr. Juan C. Quintana Terán.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a degree in law from the Universidad de Buenos Aires. He is a consultant of the law firm Zang, Bergel & Viñes. He has been Chairman and Judge of the National Court of Appeals of the City of Buenos Aires dealing in Commercial Matters. He is an alternate director of Cresud S.A.C.I.F. y A. . Mr. Juan C. Quintana Terán is the father of our Alternate Director Mr. Juan M. Quintana.

Raimundo Valenzuela Lang. Mr. Valenzuela Lang obtained a degree in commercial engineering at the Pontificia Universidad Católica de Chile and received a master’s degree in business administration at the Wharton School of the University of Pennsylvania. Currently, he is a partner at R&R Wine Ltda. and Inmobiliaria Estrella del Sur Ltda. He is a director of Parque Arauco S.A.

Employment Contracts With Our Directors

We do not have any employment contracts with our directors.

Executive Committee

Pursuant to our bylaws, our the day-to-day business is managed by an Executive Committee consisting of four directors and four alternate directors, including the Chairman and Vice-Chairman, elected by the Board of Directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saul Zang and Alejandro G. Elsztain and the alternate member is Fernando A. Elsztain. Mr. A. Gabriel Juejati, who acted as director, resigned to his position effective on July 1, 2003, and Mr. Marcelo Mindlin, who was our Vice-Chairman resigned effective on December 1, 2003, and they have not been replaced yet.

The Executive Committee is responsible for the management of the day-to-day business delegated by the Board of Directors in accordance with applicable law and our bylaws. Our bylaws authorize the Executive Committee to:

•	designate the managers and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of us;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business.

Supervisory Committee

Composition of the Supervisory Committee

The Supervisory Committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the by-laws and the resolutions adopted at shareholders’ meetings.

The members of the Supervisory Committee, the syndics, are appointed at the annual general ordinary shareholders’ meeting for a term of one year.

The Supervisory Committee is composed of three syndics and three alternate syndics.

Information about Members of the Supervisory Committee

The following table shows information about members of the supervisory committee who were elected at the annual general ordinary shareholders’ meeting held on October 31, 2003. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name and Position	Date of Birth	Occupation in APSA	Current Position Held Since
Martín Barbafina	09/03/1965	Syndic	1997
José D. Abelovich	07/20/1956	Syndic	1994
Fabián Cainzos	11/07/1966	Syndic	1999
Marcelo H. Fuxman	11/30/1955	Alternate Syndic	1994
Hernán Andrada	06/16/1968	Alternate Syndic	1997
Carlos Rivarola	08/01/1954	Alternate Syndic	2002

Martín Barbafina. Mr. Barbafina obtained a degree in accounting from the Universidad Católica Argentina. He is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. He is also a member of the Supervisory Committee of IRSA, Cresud S.A.C.I.F. y A., Metrovías S.A. and Grupo Concesionario del Oeste, among others.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of SC International/Abelovich, Polano and Associates, a public accounting firm of Argentina. Formerly, he has been a manager of Harteneck, López y Cía/ member firm of coopers & Lybrant Price Waterhouse and has served as a senior advisor in Argentina for the United Nations and the World Bank. Moreover, he is a member of the Supervisory Committee of IRSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Fabián Cainzos. Mr. Cainzos obtained a degree in law from the Universidad de Buenos Aires. Currently, he is senior associate of the law firm Basílico, Fernández Madero & Duggan.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of SC International / Abelovich, Polano y Asociados, a public accounting firm of Argentina. He is also a member of the Supervisory Committee of IRSA, SAPSA and Inversora Bolívar.

Hernán Andrada. Mr. Andrada obtained a degree in law from the Universidad de Buenos Aires. Currently, he is senior associate of the law firm Santurio, Cainzos & Fernández.

Carlos Rivarola. Mr. Rivarola obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Price Waterhouse & Co., member firm of PricewaterhouseCoopers. He was formerly an auditor of Massalin Particulares, Hoechst Argentina S.A. and Tabacos Norte, among others. Mr. Rivarola was also formerly a partner of Harteneck, López y Cía. in Bolivia.

Senior Managers

Appointment of the Senior Managers

The Board of Directors appoints and removes the senior management. Our Senior Managers are Alejandro G. Elsztain and David A. Perednik whose are also one of our directors and alternate directors respectively. The senior managers perform his duties in accordance with the instructions of the Board of Directors.

Information about Senior Management

The following table sets forth information relating to our current Senior Management:

Name	Date of birth	Position	Current position held since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	2002
David A. Perednik	11/15/1957	Interim Chief Financial Officer	2003

Mr. Perednik was appointed by the board of directors as a interim chief financial officer at a meeting held on November 26, 2003

B. Compensation

Compensation to the Members of the Board of Directors and Executive Committee

The Law of Corporations No. 19,550 establishes that if the compensation of the members of the Board of Directors and the supervisory committee is not established in our bylaws, it should be determined by the shareholders meeting. The maximum amount of total compensation of the members of the Board of Directors and the supervisory committee, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of our earnings.

That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to the Corporations Law, and taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered by the shareholders meeting.

During our regular shareholders meeting which was held on November 5, 2002 our shareholders determined that no compensation would be offered to the members of the Board of Directors for the fiscal year ended June 30, 2002.

The annual ordinary shareholders meeting held on October 31, 2003, unanimously approved to pay to the members of the Board of Directors for the fiscal year ended June 30, 2003 Ps. 3.0 million.

The members of the Executive Committee did not receive compensation other than fees for their services as members of the Board of Directors.

Compensation to the Supervisory Committee

The shareholders meeting held on October 31, 2003 further approved unanimously not to pay any compensation to the Supervisory Committee.

Compensation to Senior Management

During the fiscal year ended June 30, 2003 we paid an aggregate amount of approximately Ps. 0.4 million as the compensation to our senior management.

Benefit Plans

Currently there are no plans providing for pension, retirement or other similar benefits for our Directors and Senior Management.

C. Board Practices

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment.

Audit Committee

Section 15 of Decree No. 677/01 provides that companies that make public offering of their shares must have audit committees. This new obligation starts on January 1, 2004 and the committees shall be constituted before May 28, 2004.

The audit committee shall be made up of three (3) or more Directors, most of whom shall be independent Directors. The number of members and their appointment shall be decided at the first Board meeting held immediately after the annual ordinary shareholders’ meeting and the members so appointed shall remain in their position until the following annual ordinary shareholders’ meeting. Only Directors that are proficient in business, financial or accounting matters may be appointed to the audit committee.

The audit committee will issue its own rules of procedure that should be informed to the Board of Directors. The audit committee will assist the Board of Directors especially in the following matters:

•	The enforcement of our accounting policy;

•	All matters relating to the preparation and publication of our accounting and financial information;

•	The management of our business risks;

•	The preparation and implementation of our internal control systems;

•	The preparation and implementation of a code of ethics or conduct of the principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions;

•	The supervision of the accuracy of our financial statements;

•	The compliance with all applicable laws and contractual obligations;

•	The convenience and legality of any transaction where members of company bodies or controlling shareholders are parties or any other related party transaction;

•	Our Directors’ compensation and share option plans;

•	The issue of new shares of the Company;

•	The independence and capability of our independent auditors; and

•	The performance of our internal audit functions and our independent auditors.

The audit committee shall issue an opinion regarding the proposal by the board of directors to appoint and remove the external auditors to be retained by our company and shall ensure their independence; it will review the plans of the external auditors and assess their performance, issuing its opinion on this matter addressed to the board of directors and included in the annual management report.

It shall be responsible for supervising internal systems, the operation of the internal control systems and the system for maintaining accounting records; it will check the reliability of the system for maintaining accounting records and any financial information; it will review the plans of the internal auditors and assess their performance, approving and supervising the progress of the annual audit plan.

It will supervise the enforcement of policies governing risk management information related to us; it will provide complete information regarding transactions involving a conflict of interest with members of company bodies or controlling shareholders; it will issue an opinion regarding Directors’ and Administrators’ emoluments and share option plans, the issue of shares, and transactions with related parties; and it will issue a report prior to any decision by the board of directors to purchase shares in our company.

The audit committee will prepare each year an action plan for the year and submit it to the Board of Directors and to the Supervisory Committee within sixty (60) consecutive days after the beginning of the fiscal year. Upon the presentation and publication of the annual financial statements, the audit committee will submit a management report addressed to the Board of Directors explaining how it dealt with the matters coming under its competence as envisaged in the Comisión Nacional de Valores regulations (section 15 of Chapter III) during fiscal year 2003.

In our annual ordinary shareholders’ meeting held on October 31, 2003, the audit committee plan was unanimously approved. Pursuant to this plan, the Board of Directors by a simple majority of votes shall appoint the members of the audit committee who shall have expertise in corporate administration, finance and accounting. Our Company will organize training courses for each new member of the audit committee.

Remuneration Committee

There is no Remuneration Committee.

D. Employees

As of June 30, 2003, we had 795 employees. We believe that our relationship with our employees is good. Through a bidding process, we subcontract to third parties the construction of our development projects and the provision of security, maintenance and cleaning services for our shopping centers.

The following table shows the number of our employees and our subsidiaries as of June 30, 2003, 2002 and 2001:

	As of June 30,
	2003	2002	2001
APSA	450	452	521
SAPSA	76	78	89
ERSA.	27	29	33
Fibesa	20	10	13
Tarshop	222	226	312

E. Share and Option Ownership of Directors Members of the Supervisory Committee and Senior Managers

Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our Directors, Senior Managers and members of the Supervisory Committee as of November 30, 2003.

Share Ownership
Name	Position	Amount		Percentage
Board of Directors
Eduardo S. Elsztain	Chairman	400,957,289	(1)	56.06%
Saúl Zang	Director	—		—
Alejandro G. Elsztain(2)	Director /CEO	—		—
Abraham Perelman(2)	Director	—		—
Hernán Büchi Buc(2)	Director	—		—
Fernando A. Elsztain(2)	Director	—		—
José Said Saffie(2)	Director	—		—
Andrés Olivos(2)	Director	—		—
Gabriel A.G. Reznik(2)	Alternate Director	—		—
Oscar P. Bergotto(2)	Alternate Director	—		—
David A. Perednik(2)	Alternate Director / Interim CFO	—		—
José D. Eluchans Urenda(2)	Alternate Director	—		—
Leonardo F. Fernández(2)	Alternate Director	—		—
Juan M. Quintana(2)	Alternate Director	—		—
Juan C. Quintana Terán(2)	Alternate Director	—		—
Raimundo Valenzuela Lang(2)	Alternate Director	—		—

Supervisory Committee
Martín Barbafina(2)	Syndic	—		—
José D. Abelovich(2)	Syndic	—		—
Fabián Cainzos(2)	Syndic	—		—
Marcelo H. Fuxman(2)	Alternate Syndic	—		—
Hernán Andrada(2)	Alternate Syndic	—		—
Carlos Rivarola(2)	Alternate Syndic	—		—

(1)	Includes 12,894,122 common shares owned by Dolphin Fund, plc, an investment fund in which the principal investment manager was Dolphin Fund Management S.A. and actually and by virtue of a spin-off is Consultores Asset Management S.A., a company where Mr. Eduardo S. Elsztain has 100% of the capital stock; 189,000 common shares directly owned by Mr. Eduardo Elsztain and 387,874,167 common shares beneficially owned by IRSA.
(2)	The person owns less than one percent or does not have shares of our company.

The following persons own Alto Palermo’s Convertible Notes as of November 30, 2003. The terms of these Convertible Notes include (i) a conversion price that consists of the maximum between the face value of our common stock (Ps. 0.10) divided by the exchange rate, and US$ 0.0324, which means that every convertible note is potentially convertible into approximately 30.8642 shares of our common stock with a face value of Ps. 0.10 each (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Convertible Note. The Convertible Notes mature on July 19, 2006.

APSA’s Convertible Notes Holder	Number of Notes
Eduardo S. Elsztain	30,937,405	(1)
Saúl Zang	150,529
Alejandro G. Elsztain	80,000

(1)	8,654 directly owned by Mr. Eduardo S. Elsztain and 30.9 million beneficially owned through IRSA.

Option Ownership

There are no options on our shares owned by our Directors, members of the Supervisory Committee or Senior Managers.

Employees’ Participation in our Capital Stock

There are no arrangements for involving the employees in our capital stock or related to the issuance of options, shares or securities.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table shows, as of November 30, 2003, the information known by us, regarding shareholders that beneficially own more than 5% of our outstanding common shares.

Shareholder(s)	Number of Shares	Percent
IRSA(1)	387,874,167	54.2
Parque Arauco (2)	194,498,473	27.2
GSEM/AP (4)	44,580,800	6.2

Total	626,953,440	87.7

(1)	The number of shares beneficially owned by IRSA will increase by 954,591,080 assuming full conversion of 30.9 million Convertible Notes.
(2)	Parque Arauco S.A. owns 57,338,554 shares through Parque Arauco S.A. and 137,159,919 shares through Parque Arauco Argentina S.A., them a wholly-owned subsidiary. The number of shares beneficially owned by Parque Arauco will increase by 469,455,494, assuming full conversion of 15,210,358 Convertible Notes owed by Parque Arauco.
(3)	The number of shares beneficially owned by GSEM/AP will increase by 94,489,198 assuming full conversion of 3,061,450 Convertible Notes owed by GSEM/AP. The shares owned by the GSEM/AP are subject to a voting agreement between IRSA and GSEM/AP Holdings L.L.P.

Through its ownership of APSA’s common stock, IRSA currently shares with Parque Arauco and GSEM/AP the voting control of APSA, having the power to direct or cause the direction of our management and policies.

IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s shares are listed and traded on the Bolsa de Comercio de Buenos Aires and the NYSE and Mr. Eduardo S. Elsztain, Chairman of our Board of Directors, beneficially holds 56.06% of IRSA.

Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

GSEM/AP is a limited partnership indirectly owned by Goldman Sachs & Co.

Changes in Share Ownership

	Share Ownership as of November 30	Share Ownership as of June 30
Shareholder	2003	2003	2002	2001
IRSA (1)	54.23%	54.80%	49.69%	47.42%
Parque Arauco (2)	27.19%	27.60%	27.79%	27.79%
Dolphin Fund Plc (3)	1.80%	2.20%	7.27%	0.76%
GSEM/AP (4)	6.23%	6.33%	6.37%	6.37%

(1)	IRSA share ownership is 59.86% assuming full conversion of its holding of our Series I Convertible Notes.
(2)	Parque Arauco share ownership is 29.61% assuming full conversion of its holding of our Series I Convertible Notes.
(3)	Dolphin Fund Plc share ownership is 2.17% assuming full conversion of its holding of our Series I Convertible Notes.
(4)	GSEM/AP share ownership is 6.20% assuming full conversion of its holding of our Series I Convertible Notes.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Voting Agreement related to our shares.

On November 18, 1997 IRSA’s subsidiary, IRSA International Limited, and GSEM/AP entered into a voting agreement pursuant to which GSEM/AP agreed to vote in all of our shareholders meetings as determined by IRSA, for a term of ten years from the day of the agreement. GSEM/AP may only oppose to IRSA’s proposed vote if (i) it considers that in the matter subject to vote there is a conflict of interest between ours and GSEM/AP own interest; (ii) it considers that IRSA’s proposal will seriously jeopardize our existence and continuation and; (iii) it considers IRSA’s proposal will substantially affect the performance of our corporate purpose.

Other Share Ownership Information

There are no differences in voting rights among shareholders.

As of November 30, 2003 we had 715,204,915 shares outstanding which 90.60% were held in Argentina.

As of November 30, 2003, we had 1,680,847 American Depositary Shares outstanding (representing 6,723,388 of our common shares, or 9.40% of all of our shares). As of such date, we had 2 registered holders of our American Depositary Shares in the United States.

On July 19, 2002 we issued US$ 50 million of Convertible Notes which are convertible into shares of our common stock for up to US$ 50 million. The offering was subscribed in full. Our Convertible Notes mature on July 19, 2006 and have been convertible since August 28, 2002 and until June 19, 2006. Of the US$ 50.0 million of Convertible Notes that we issued, IRSA and Parque Arauco subscribed for US$ 27.2 million and US$ 15.2 million respectively.

In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 704,829,745 shares to approximately 2,242,675,255 shares.

B. Related Party Transactions

Corporate Services shared with IRSA and Cresud S.A.C.I.F. y A.

In order to reduce administrative expenses, and to achieve a more efficient allocation of corporate resources, as of June 30, 2003 we and IRSA provided corporate services in the areas of institutional relations, finance, human resources, technology, systems and insurance to ourselves and Cresud S.A.C.I.F. y A.

In the future and in order to continue with our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with IRSA and Cresud S.A.C.I.F. y A.

Our chairman is also chairman of IRSA and Cresud. We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties.

Loans from our Major Shareholders

In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, we entered into loan agreements with IRSA and ParqueAraucoS.A. As of June 30, 2002 our debt with IRSA and ParqueAraucoS.A. in relation to those loan agreements was Ps. 40.6 million and Ps. 20.4 million respectively. In addition between May and July 2002, IRSA and ParqueArauco S.A. granted to us loans for US$ 10.1 million and US$ 4.9 million respectively. The existing loans granted by IRSA and Parque Arauco were used to subscribe for US$ 27.2 million and US$ 15.2 million respectively, to our offering of US$ 50.0 million Convertible Notes, on August 20, 2002.

As of November 30, 2003, IRSA owned 54.2% of our common shares. Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 80.40% of our common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 59.86 of our common stock.

Repurchase Agreement entered with our Major Shareholders

On February 17, 2003, we entered into a repurchase agreement with IRSA and Parque Arauco S.A. in which each company granted to us loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, we made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Senior Notes with IRSA and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. On December 6, 2003, we agreed to repurchase the securities at a price of Ps. 4.5 million and Ps. 2.3 million to IRSA and Parque Arauco S.A., respectively. We expect to obtain a renewal upon expiration.

Options to Purchase Shares of Altocity.Com S.A.

In January 2000, E-Commerce Latina, a company owned 50% by us and 50% by Telefónica Argentina, granted Consultores Internet Managers Ltd. an option to purchase certain of its class B shares of Altocity.Com S.A. Consultores Internet Managers Ltd. is a special-purpose Cayman Islands’ corporation created to act on behalf of our management and is represented by an independent attorney-in-fact.

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

The option was granted to Consultores Internet Managers Ltd. to be allocated by it among the management of Altocity.Com S.A. as an incentive compensation for their services, but as of today, no individual awards have been determined for participating employees under this option. Upon exercise of the option, Consultores Internet Managers Ltd.’ sole asset will be its 15% interest in Altocity.Com S.A.

Consulting Service Agreement with Fibesa

On March 10, 1998 our shareholders resolved to enter into a consulting service agreement with a real estate broker specialized in our business. The agreement was entered into with Fibesa which at that time was a subsidiary of Dolphin Fund Management S.A.

Dolphin Fund Management S.A. was a company primarily engaged in investment, investment advisory and fund administration services. Our Chairman, Mr. Eduardo S. Elsztain, was the Chairman of Dolphin Fund Management S.A. and is the chairman of IRSA. As of November 25, 2003 Dolphin Fund Management S.A has spun off in two companies. One of them is Consultores Asset Management S.A. and the other remains as Dolphin Fund Management S.A. In respect of Consultores Asset Management S.A., Eduardo Elsztain is the owner of 100% of its capital stock Additionally, Mr. Eduardo S. Elsztain is the beneficial owner of 25.1% of the stock of IRSA.

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

•	Fibesa prepares, at least 30 days prior to any fiscal year, a commercialization plan, to be approved by our Board of Directors;

•	Fibesa gives us periodic information regarding locations of spaces for lease and the spaces that are under lease agreements;

•	Fibesa is not allowed to sign any lease agreement or reserve;

•	We have the final decision on the provisions of each lease agreement proposed by Fibesa, such as term and price;

•	We have the final decision on whether or not to sign a lease agreement proposed by Fibesa;

•	We do not pay any commission to Fibesa; we only reimburse documented expenses.

•	Fibesa only charges brokerage fees from the lessees in our shopping centers, which are established according to market conditions and prices.

The consulting service agreement is valid for a seven-year period and will be automatically renewed for three additional seven-year periods unless Fibesa decides to rescind it, with 60 days prior notice.

Prior to the execution of the aforementioned agreement, Fibesa rendered us commercial services related to the commercialization of Alto Avellaneda and Alto Palermo Shopping Center pursuant to certain agreements signed prior to our acquisition of those shopping centers. Pursuant to those agreements, the fee that we paid Fibesa for the commercialization of retail space in (i) Alto Palermo Shopping Center was 1% of the total amount of the lease agreements; and (ii) Alto Avellaneda, was US$ 50,000 monthly. Fibesa also charged a commission to lessees which was freely determined by Fibesa but could never exceed 6% of the total amount of each lease agreement. For the fiscal years ended June 30, 2003, 2002 and 2001 we did not pay any fee to Fibesa. The aggregate fees paid to Fibesa for the fiscal years ended June 30, 2000 and 1999 were: US$ 1.5 million and US$ 1.1 million respectively.

We believe that the terms and conditions of these agreements are consistent in all material respects with those prevailing in the market at the relevant time for similar agreements between unaffiliated parties.

Lease of Office Property

In December 2001, Cresud started to sublease its headquarters from us. Eduardo Elsztain and Saúl Zang are the Chairman and Vice chairman, respectively of Cresud. Cresud pays a monthly rent of Ps. 2,541.

Free space for Fundación IRSA

On October 31, 1997, our shareholders approved the execution of an agreement granting Fundación IRSA the free right to use 3,800 square meters of constructed area in the Abasto Shopping Center for a 30-year period. The commercial value of the area in question is approximately Ps. 21,000 per month.

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Our Chairman Eduardo S. Elsztain is also the Chairman of IRSA. Fundación IRSA has used the available area to house a museum called “Museo de los Niños, Abasto”, an interactive learning center for both children and adults which was opened to the public in April 1999. On September 27, 1999 Fundación IRSA assigned and transferred for free, the Museo de los Niños, Abasto’s total rights and obligations to Fundación Museo de los Niños. This non-profit organization is a special vehicle for the development of Museo de los Niños, Abasto that was created by the same founders of Fundación IRSA and has the same members of the administration committee as Fundación IRSA. On October 29, 1999, our shareholders approved the assignment of the agreement to Fundación Museo de los Niños.

Legal Services

During the years ended June 30, 2001, 2002 and 2003, we and our subsidiaries paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 1.7 million, Ps. 1.3 million, and Ps. 0.9 million, respectively as payment for legal services. Our directors Saúl Zang, Juan M. Quintana and Juan C. Quintana Terán are members of the law firm Zang, Bergel & Viñes.

C. Interests of Experts and Counsel

This section is not applicable.

ITEM 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 19 for our financial statements.

Legal or Arbitration Proceedings

Neuquén Project

On July 6, 1999, we acquired a 94.6% interest in Shopping Neuquén S.A. for US$ 4.2 million. We paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is overdue.

Shopping Neuquén’s sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 135 stores, a hypermarket, a multiplex movie theater and a hotel.

Legal issues with former shareholders of Shopping Neuquén S.A

In 2002 the sellers had initiated a mediation process which is a mandatory non-judicial process prior to filing a suit to collect the payment. The result of the mediation was negative, the parties did not reach an agreement.

Furthermore, on August 15, 2003 we were informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against us, claiming collection of a price balance of US$ 3.0 million plus interest and legal costs. On September 2003, we answered the complaint and filed a counterclaim for the contract readjustment based on the economic and social emergency situation. In November 2003 the old shareholders of Shopping Neuquén answered to counterclaim alleging that the payment was overdue before the economic and social emergency situation. For that reason they allege that we cannot plead readjustment of the contract.

Although we hope for a favorable resolution to the judicial proceeding, and we still are negotiating a new arrangement with the old shareholders, we cannot assure a favorable result to us.

Legal issues with Neuquén Municipality

In June, 2001 Shopping Neuquén filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that Shopping Neuquén will develop. The proposed new timetable contemplates that the construction of the first stage would start on December 15, 2002 and would finish on December 31, 2004. The second optional stage would be finished on December 31, 2006.

The extension has to be approved by the City Counsel of the City of Neuquén which is the municipal legislative body. On December 20, 2002, the Municipality of Neuquén rejected our request for a readjustment of the terms and the transfer of the plots, and declared the expiration of ordinance 5178/91, annulling the purchase contracts for the real estate that had been transferred to us previously.

In view of this situation, Shopping Neuquén S.A. requested the revocation of this administrative act, but this request was rejected by the Municipal Mayoron May 9, 2003 through decree 585/03.

Subsequently, in June 2003, Shopping Neuquén S.A. lodged a remedy before the Province of Neuquén Supreme Court, requesting the annulment of the above resolutions issued by the Mayor. At the date, the Neuquén Supreme Court has not yet issued a decision regarding our remedy.

If the extension is not approved, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén runs the risk of not recovering its initial investment.

Although we hope for a favorable resolution to the remedy filed, and we still are negotiating a new arrangement with the Neuquén Municipality, we cannot assure a favorable result to us.

We are involved in other litigation from time to time in the ordinary course of business, but we believe that the litigation in which we are currently involved is not likely to be material to our financial condition or result of operations.

Dividend Policy

On October 23, 1998 our annual shareholder’s meeting approved the Board of Directors’ proposal to adopt a new dividend policy which is subject to annual shareholders’ approval. Although no assurances can be given as to the continuation of such dividend policy or as to the amount of such dividend, it is our current policy that the dividend shall consist of a cash distribution approximately of 40% of our net income, subject to general business condition and other factors deemed relevant by our Board of Directors and shareholders.

Following the Board of Directors recommendation, our shareholders approved in 1998 a cash dividend of Ps. 0.01197 per share amounting, approximately, Ps. 7,601,772 and in 1999 a cash dividend of Ps.0.0075 per share, for a total amount of, approximately, Ps. 5,250,087.

Due to the income loss generated during the fiscal year ended on June 30, 2000 and 2002, we did not pay dividends corresponding to that period.

For the year ended June 30, 2001 the Board of Directors has proposed not to declare a dividend as they have considered it advisable to maintain adequate levels of liquidity in order to reduce indebtedness and incur in lower financial charges, reinvesting the principal and seeking greater yield in future. On October 16, 2001 our annual shareholder’s meeting approved our Board of Directors’ proposal.

The Board of Directors proposed to the shareholders and they approved in a meeting held on October 31, 2003 the distribution of a cash dividend up to Ps. 10.0 million, or Ps. 0.014 per share.

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

Year Declared	Payments per Common Shares
(Ps.)
1996	—
1997	—
1998	0.01197
1999	0.00750
2000	—
2001	—
2002	—
2003	0.141

B. Significant changes

From July 1, 2003 to December 16, 2003, holders of the Convertible Notes exercised their conversion right. The aggregate number of notes amounted to 477,660 units of US$ 1 par value each, while the number of common shares delivered in this respect amounted to 14,038,478 shares of Ps. 0.1 par value each.

As of December 16, 2003, the number of Convertible Notes outstanding amounts to US$ 49,330,856, while the number of outstanding shares are 719,902,543.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Law of Corporations. Our Common Stock.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Bolsa de Comercio de Buenos Aires and our American Depositary Shares are listed on the NASDAQ.

As of June 30, 2003, our authorized capital stock consists of 704,829,745 shares of common stock, Ps. 0.1 par value per share. In addition, we issued 50.0 million of units of Convertible Notes consisting of US$ 50.0 million, due July 19, 2006. These Convertible Notes can be converted until June 19, 2006. The terms of these Convertible Notes include (i) a conversion price that consists of the maximum between face value of our common stock (Ps. 0.1) divided by the exchange rate, and 0.0324, which means that every Convertible Note is potentially convertible into approximately 30.8624 shares of our common stock with face value of Ps. 0.1 each, (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Convertible Note.

In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 704,829,745 as of June 30, 2003 to approximately 2,242,675,255 shares.

The common stock has one vote per share. All of the common shares are validly issued, fully paid and non assessable.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this Form 20-F forms part, and the provisions of applicable Argentine Law.

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires under the trading symbol “APSA”. The shares began trading on the Bolsa de Comercio de Buenos Aires on March 26, 1996. The following table shows, for the financial periods indicated, the high and low closing sales price of the common shares on the Bolsa de Comercio de Buenos Aires. On December 16, 2003, the closing price for the common shares on the Bolsa de Comercio de Buenos Aires was, Ps. 4.10 per share.]

	Pesos per Shares (1)
	High	Low
Fiscal Year
2003	0.312	0.115
2002	0.280	0.088
2001	0.585	0.300
2000	0.810	0.570
1999	0.780	0.505
1998	0.655	0.377

Fiscal Quarter
2003
4th quarter	0.300	0.240
3rd quarter	0.312	0.250
2nd quarter	0.275	0.150
1st quarter	0.126	0.115

2002
4th quarter	0.120	0.112
3rd quarter	0.116	0.088
2nd quarter	0.172	0.088
1st quarter	0.280	0.190

2001
4th quarter	0.370	0.300
3rd quarter	0.500	0.380
2nd quarter	0.535	0.470
1st quarter	0.585	0.495

2003
May	0.300	0.250
June	0.285	0.250
July	0.265	0.255
August	0.261	0.255
September	0.285	0.265
October	0.285	0.260
November	0.360	0.290

(1)	Our shares began trading on the Bolsa de Comercio de Buenos Aires on March 26, 1996.

Source: Bloomberg.

Price history of our stock on NASDAQ

Each APSA’s American Depositary Share represents 40 ordinary shares. The American Depositary Shares are listed and traded on the NASDAQ under the trading symbol “APSA”. The ADS began trading on the NASDAQ on November 15, 2000 and were issued by the Bank of New York Inc, acting as ADSs Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our ADSs on the NASDAQ. On December 16, 2003, the closing price for our ADSs on the NASDAQ was, US$ 5.4 per ADS.

	U.S. dollar per ADS (1)
	High	Low
Fiscal Year
2003	4.20	1.50
2002	11.85	1.29

Fiscal Quarter
2003
4th quarter	4.20	3.25
3rd quarter	3.60	2.58
2nd quarter	3.10	2.10
1st quarter	2.15	1.50

2002
4th quarter	2.25	1.65
3rd quarter	4.24	1.29
2nd quarter	6.60	2.61
1st quarter	11.85	7.00

2001
4th quarter	14.25	11.00
3rd quarter	17.88	15.25
2nd quarter	20.56	18.75

2003
May	4.20	3.75
June	4.00	3.99
July	4.20	3.75
August	3.84	3.40
September	3.90	3.46
October	4.15	3.55
November	5.08	3.65

(1)	The ADS began trading on the NASDAQ on November 15, 2000.

Due to the aggregate ownership of approximately 81.4% of our two principal shareholders, the liquidity of our shares is restricted and may cause that our stock is not traded daily.

B. Plan of Distribution

This section is not applicable.

C. Markets

Argentine Securities Markets

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of the Argentine Republic. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have recently issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comisión Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comisión Nacional de Valores may be listed on the Bolsa de Comercio de Buenos Aires. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

There are 10 securities exchanges in Argentina, the principal exchange for the Argentine securities market is the Bolsa de Comercio de Buenos Aires, which handles approximately 99% of all equity trading in the country.

The Bolsa de Comercio de Buenos Aires is a complex, non-profit and self-regulated organization. Various markets require different self-organizations of brokers within the Bolsa de Comercio de Buenos Aires, which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores.

The securities that may be listed on the Bolsa de Comercio de Buenos Aires are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Bolsa de Comercio de Buenos Aires is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comisión Nacional de Valores. Furthermore, the Bolsa de Comercio de Buenos Aires works very closely with the Comisión Nacional de Valores in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Bolsa de Comercio de Buenos Aires for simultaneous processing.

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

The primary functions of the Merval are concerned with the settlement, surveillance and guarantee of market trades. This entity is also qualified to take disciplinary actions against individual brokers or brokerage firms who might violate the statutory rules in vigor, and/or the rules and regulations governing the Argentine Stock Market System.

Furthermore, the Merval regulates, coordinates and implements each and every aspect connected with stock exchange trading, types of securities, market mechanisms, terms and conditions of payment, and the like. Jointly with the Bolsa de Comercio de Buenos Aires is has implemented stock-watch mechanisms.

Merval counts with a trading mechanism applicable to corporate securities and government bonds called Concurrent Market, where trades are executed screen-based or in the traditional open out-cry mode on the floor of the Bolsa de Comercio de Buenos Aires in an automated order-matching system. Merval guarantees the settlement of all trades executed in the Concurrent Market.

Also trades on government and corporate bonds may be executed on the Continuous Trading Session (with or without Merval’s settlement guarantee).

The cash mechanism (standard maturity) in the Concurrent Market admits the following operating forms:

•	Automated trade execution based on orders entered from Sistema Integral de Negociación Asistida por Computadora work-stations or through open out-cry Floor-trade order slips.

•	Open out-cry Floor-trade executions are subsequently inputted through order slips.

Open out-cry trades are executed pursuant to the rules applicable to traditional floor trading. Automated-execution trades based on the offers are carried out according to the rules of the electronic system. Both executions entail the registration of trades in a unique price-volume structure, and both modes of entering the system feed a unique order structure per issue.

Among the main features of the open out-cry mechanism carried out on the Floor, the following are highlighted:

•	trades are executed open out-cry

•	they are perfected through the preparation of order slips

•	the best-offer rule applies and as in the electronic system, it open out-cry the Mercado de Valores settlement guarantee.

Block trading is allowed in a minimum amount of Ps. 200,000 for leader companies which are listed on the leader panel of the Bolsa de Comercio de Buenos Aires, and Ps. 100,000 for the companies listed on the general panel of the Bolsa de Comercio de Buenos Aires. Block trading takes place on the floor of the Bolsa de Comercio de Buenos Aires and is conducted in Spanish by continuous open outcry. Transaction of more than Ps. 1.0 million are announced on the floor and are put on stand by for approximately 30 minutes. For transactions of more than Ps. 5.0 million, a certificate of the units from Caja de Valores is additionally required.

As to the electronic system, its outstanding characteristics are:

•	trades are executed based on bids and offers entered in work-stations, i.e. computers linked to the Stock Exchange information network,

•	trades are executed automatically,

•	offers are recorded as per price-time priority, privileging the best of them.

These trades have the Mercado de Valores guarantee.

Brokers and brokerage firms may trade in this segment, either by buying or selling government and corporate bonds for their own account, executing trades with another broker or brokerage firm or any other intermediary, by means of direct negotiations. In this system the best-offer rule does not apply and traders’ compensations as well as stock market and stock exchange fees are implicit in the price agreed upon.

Trades must be reported in real-time for their dissemination, registration and publication. Counterparty trades are settled by Mercado de Valores, and may be channeled through the guaranteed or the non-guaranteed segment.

Over the Counter Market, MAE

The MAE is an exchange organized under the laws of the Argentine Republic, which operates as a self-regulatory organization under the supervision of the Comisión Nacional de Valores.

The MAE works as an electronic environment to process Over The Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

MAE has 82 brokers/dealers members, which include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be MAE’s brokers/dealers.

Securities to be traded must be registered with the pertinent supervising authorities and may be traded in MAE, in other exchanges or in both of them concurrently.

Securities Central Depositary, Caja de Valores

The Caja de Valores is a corporation, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the Comisión Nacional de Valores.

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking and financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores are the Bolsa de Comercio de Buenos Aires and the Mercado de Valores (49. 98% each).

Certain information regarding the Bolsa de Comercio de Buenos Aires

	As of June 30,	As of December 31,
	2003	2002	2001(1)	2000
Market capitalization (Ps. Billon)	415.9	348.0	192.5	165.8

Average daily trading volume (Ps. Million)	29.5	17.7	30.9	38.8

Number of listed companies	113	114	119	125

Although companies may list all of their capital stock on the Bolsa de Comercio de Buenos Aires, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Bolsa de Comercio de Buenos Aires.

As of June 30, 2003, approximately 113 companies had equity securities listed on the Bolsa de Comercio de Buenos Aires. As of June 30, 2003, approximately 25.6% of the total market capitalization of the Bolsa de Comercio de Buenos Aires was represented by the securities of ten national companies. The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Merval experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 78% increase through September 30, 2002, measured in Pesos, and a 77% increase trough October 31, 2003, also measured in Pesos. To control volatility, the Bolsa de Comercio de Buenos Aires operates a system in which trades of an issuer’s stock are suspended for one-half hour when such issuer’s share price changes by more than 10% from its opening price.

D. Selling Shareholders

This item is not applicable.

E. Dilution

This item is not applicable.

F. Expenses of the Issue

This item is not applicable.

ITEM 10. Additional Information

A. Share Capital

Our Common Stock

As of December 16, 2003, our authorized capital stock consists of 719,902,543 shares of common stock, Ps. 0.1 par value per share. In addition, we issued 50.0 million of units of Convertible Notes consisting of US$ 50.0 million, due July 19, 2006. These Convertible Notes can be converted until June 19, 2006. The terms of these Convertible Notes include (i) a conversion price that consists of the maximum between face value of our common stock (Ps. 0.1) divided by the exchange rate, and 0.0324, which means that every Convertible Note is potentially convertible into approximately 30.8624 shares of our common stock with face value of Ps. 0.1 each, (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Convertible Note.

In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 719,902,543 as of June 30, 2003 to approximately 2,242,675,255 shares.

B. Memorandum and articles of association

Our corporate purpose

Our legal name is “Alto Palermo S.A. (APSA)”. We were organized and incorporated in August 29, 1889 under the laws of Argentina on as a sociedad anónima (stock corporation) and we were registered with the Inspección General de Justicia (Public Registry of Commerce of the City of Buenos Aires) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087.

Article 4 of our bylaws defines our corporate purpose as follows:

•	Invest, develop and operate real estate, and specially shopping centers;

•	Invest, develop and operate personal property, and specially securities;

•	Manage real or personal property, whether owned by us or by third parties;

•	Build, recycle or repair real property whether owned by us or by third parties;

•	Advise third parties with respect to the aforementioned activities;

•	Fund projects, undertakings, works and/or real estate transactions of third parties.

Board of Directors

Voting of proposals in which directors have material interest

Decree No. 677/01, establishes in Section 8. that the directors, administrators and members of the supervisory committee of companies whose securities are publicly offered, shall act in a loyal and diligent manner when exercising their functions. In that sense, they have to:

•	place the corporate interests of the company and the common interest of the shareholders above any other interest, including the controlling shareholder’s interests;

•	refrain from obtaining a personal benefit from the issuer other than the compensation paid for their functions;

•	organize and implement preventive systems and mechanisms to protect the corporate interests, reducing the risk of conflicts of interests, either permanent or temporary, in the personal relationship with the company or with persons related to the company. This duty specifically refers to activities in competition with the company, the use or imposition of a lien on corporate assets, the determination of compensations or proposals related thereto, the use of non public information, the use of business opportunities for their own benefit or for the benefit of third parties and, in general, any situation that may generate a conflict of interests affecting the issuer;

•	make the necessary arrangements to perform the company’s activities and implement the necessary internal control to ensure a careful management and avoid breaches of the duties established by the applicable regulations;

•	act with due diligence when preparing and disclosing the information to the market, and maintain the independence of external auditors.

The Law of Corporations No 19,550 establishes in Section 271 that directors may contract with the company when the contract is related to the regular activities of the company and terms and conditions are established on market terms. All other contracts with directors should be approved by the shareholders.

Further, Section 73 of Decree- No. 677/01 establishes a specific procedure for transactions of a company whose securities are publicly offered, entered into with its directors, members of the supervisory committee, or senior managers and which involve a relevant amount. The transaction is considered to have a relevant amount when it exceeds: (i) one percent (1%) of the corporate capital, measured pursuant to the last approved financial statements, and (ii) the equivalent of one hundred thousand Pesos (Ps. 100,000).

The related person with an interest in the transaction should submit all the relevant documentation to the approval of the Board of Directors. The directors must request a report (i) of the audit committee stating if the conditions of the operation may be reasonably considered adequate according to normal market conditions; or (ii) of two independent evaluating firms that shall have informed about the same matter and about the other operation conditions. Immediately after being approved by the Board of Directors the transaction has to be informed to the Comisión Nacional de Valores.

Notwithstanding the above Section 272 of the Law of Corporations N° 19,550 provides that when a director has an opposite interest to the one of the company, he or she should notify that situation to the Board of Directors and the supervisory committee and abstain to vote in that respect. The violation of this provision results in the director being jointly and severally unlimitedly liable.

In the event that the results of the reports are not favorable to the transaction, its approval should be considered by the shareholders’ meeting.

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

Borrowing powers of directors

Our bylaws establish, in Section 17, that the board of directors has full and broad powers to organize, manage and direct us, aimed at fulfilling the corporate purpose.

In case one of our directors borrowed from us, the matter would be subject to the requirements described above for transactions in which directors have material interest.

Retirement of directors and ownership of shares requirement

Our bylaws do not establish any requirements or provisions regarding age limits for directors’ retirement. They neither require a number of shares a director must own to qualify for the position.

Rights, preferences and restrictions attaching to the common shares

Dividend rights

The Law of Corporations No. 19,550 establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual financial statements approved by the shareholders. The approval, amount and payment of dividends, is subject to the approval of our annual ordinary shareholders meeting of the company. That approval requires the affirmative vote of the majority of the present votes with right to vote at the meeting.

Pursuant to the Law of Corporations No. 19,550 and Section 28 of our bylaws, liquid and realized profits of each fiscal year shall be distributed as follows:

•	allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of the capital stock;

•	the sum established by the shareholders’ meeting as remuneration of the of Directors and the supervisory committee;

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines.

Dividends are paid pro rata according to the interests held by shareholders within thirty days after approval and the right to collection expires upon the expiration of a term of three years since they were made available to shareholders.

The shareholders’ meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In that case, all and each of the members of the Board of Directors and the supervisory committee will be jointly and severally unlimitedly liable for the refund of those dividends if, as of the end of the respective fiscal year, the realized and net earnings of the company are not sufficient to allow the payment of dividends.

Voting rights and Staggered Elections

Our stock capital is composed by book-entry common shares with face value of Ps. 0.1 per share and entitled to one vote each.

All directors and alternate directors are elected for a three-year term.

Our by laws do not consider staggered elections.

Rights to share in APSA’s profits

The holders of our common shares have the right to participate in our net and realized profits on a pro rata basis of their respective interests.

Pursuant to the Law of Corporations No. 19,550 and Section 28 of our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

•	Allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of our capital stock;

•	the sum established by the shareholders’ meeting as remuneration of the Board of Directors and the supervisory committee;

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines.

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

Procedure to change the rights of stockholders

The rights of holders of stock are established in the Law of Corporations No. 19,550 and in the bylaws. The rights of shareholders provided for by the Law of Corporations No. 19,550 may not be diminished by the bylaws. Section 235 of the Law of Corporations No. 19,550 establishes that the amendment of the bylaws should be approved by our shareholders at an extraordinary shareholders meeting.

On October 31, 2003 our shareholders resolved in the ordinary and extraordinary annual shareholders meeting not to adhere to the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Decree No. 677/2001, consequently, shareholders decided to incorporate that provision under section 1 of our by-laws.

Ordinary and extraordinary shareholders’ meeting

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

In order to attend a shareholders’ meeting, shareholders should deposit with the company the share certificate issued by the registrar agent, with at least 3 business days prior to the date of the respective shareholders meeting. We will deliver the respective receipt whichwill be required for admission to the shareholders meeting. On the day of the meeting, the shareholders or their representatives will have to fill in their addresses, identity document and number of votes and will sign the Shareholders’ Meetings’ Attendance Book.

The meetings shall be presided by our Chairman of the Board of Directors.

The first call of the ordinary shareholders’ meeting requires the attendance of shareholders representing a majority of the shares with voting rights. The second call, does not require a minimum of shares with right to vote. In both cases, resolutions shall be adopted by the absolute majority of the votes that may be cast in the relevant decision.

The first call of the extraordinary shareholders’ meeting requires the attendance of shareholders representing 60% of the shares with voting rights. The second call, does not require a minimum of shares with right to vote. In both cases, resolutions shall be adopted by the absolute majority of the votes that may be cast in the relevant decision.

Limitations to own securities

There are no legal limitations to own securities or exercise voting rights for residents, non-resident or foreign shareholders.

Ownership threshold above which ownership should be disclosed

The Comisión Nacional de Valores regulations require that transactions, which cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the Comisión Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly offered, should notify the Comisión Nacional de Valores on a monthly basis, their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

Further, the Comisión Nacional de Valores must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly offered to hold 5% or more of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders’ meetings, as well as directors, officers and members of the supervisory committee, must provide the Comisión Nacional de Valores with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

C. Material Contracts

We do not have entered into any material contracts outside the ordinary course of business other than those contracts described in the Related Party Transactions and Our Indebtedness Sections contained in this annual report.

D. Exchange Controls

Currency Exchange Regulation

Pursuant to Decree No. 260/2002 enacted by the Executive Power on February 8th, 2002, the dual exchange rate system in force since January 2002 has been eliminated. This dual system established an “official” exchange rate of Ps.1.40 equal to 1 US dollar and a free exchange rate, and was replaced by a unique and free exchange market. All foreign currency exchange transactions must be carried out in the free exchange market, in which the Argentine Central Bank participates by purchasing and selling foreign currency.

Import and Export of Capital

Import of Capital

Currently, there are no laws, executive orders or regulations nor any exchange controls in force in Argentina which limits the import of capital.

Pursuant to the Argentine Foreign Investment Law No. 21,382, and Decree No. 1,853/93, enacted in 1993, the purchase by foreign investors (any natural or legal person domiciled out of Argentina or an Argentine company of “foreign capital”) of capital participation in a company existing in Argentina (according to the Foreign Investment Act) shall constitute a foreign investment.

At present there are no restrictions on foreign investments in industries other than public broadcasting media, and no prior authorization is required to make foreign investments.

Therefore, no prior authorization is required in order to purchase our securities.

See Item 3: “Key Information – Exchange Rates”

Export of Capital, including the availability of cash or cash equivalents

From 1989 to December 3, 2001, there were no exchange controls restricting the peso-U.S. dollar translation or the remittance of U.S. dollars abroad. In compliance with the economic measures set forth by the Government by means of Decree No. 1570/2001 dated December 1, 2001 and subsequent amendments thereto, aimed at protecting the integrity of the Argentine financial system, money could not be transferred abroad, unless expressly authorized by the Argentine Central Bank.

Effective May 6, 2003, the prior authorization by the Argentine Central Bank to remit funds abroad in order to pay principal and/or interest is no longer required, provided certain conditions are met (such as a certificate evidencing compliance with the Argentine Central Bank regulations in connection with application of funds to repay debts).

The Argentine Central Bank issued Communication “A” 3944 and other similar measures for the purpose of managing the value of the Argentine peso in relation to the U.S. dollar. It cannot be anticipated whether the Argentine Central Bank will be able to achieve the referred purpose in the short term. In addition, it cannot be foreseen whether the Argentine Central Bank will introduce new amendments to exchange control regulations in order to control the quotation of the Argentine peso. Any amendment to the referred Communication restricting payments in foreign currency abroad will prevent us from meeting our liabilities abroad in foreign currency.

Nowadays, exchange transactions can be freely performed in Argentina, however, the Argentine Central Bank has recently imposed particular restrictions on certain exchange transactions.

Remission of Dividends, interests or other payments to holders of securities in our company, to non-residents

In compliance with the economic measures implemented by the Argentine Government pursuant to Decree No. 1,570/01 dated December 1st, 2001, as amended by Decree No. 1,606/2001 and Law No. 25,557, aimed at protecting the integrity of the Argentine financial system, some limitations have been imposed on export of capital. See: “Export of Capital, including the availability of cash or cash equivalents.”

The Argentine exchange market was subject to controls up to December 1989, when a floating exchange rate for all foreign currency transactions was established. From 1989 to December 3, 2001, there were no exchange controls restricting the peso-U.S. dollar translation or the remittance of U.S. dollars abroad. From December 3, 2001 to January 2, 2003, remittances of foreign currency, except for certain transactions, should be authorized by the Argentine Central Bank, including payments made by Argentine debtors in connection with financial debts principal. Although, in general, exchange transactions can be freely performed in Argentina, recently, the Argentine Central Bank imposed restrictions on certain exchange transactions.

E. Taxation

United States taxation

The following summary describes the material United States federal income tax consequences of the ownership of shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders (as defined below) that purchase the shares or ADSs as capital assets and that do not have a permanent establishment in Argentina, are not residents of Argentina, are not domiciled in Argentina, are not organized in Argentina, do not have a local branch in Argentina, do not carry on certain commercial activities, do not fall within the legal presumption for non-Argentine legal entities with respect to the Argentine Personal Assets Tax, do not own an Argentine bank account and are not physically present in Argentina for 183 days or more within a calendar year. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding the shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns more than 10% of the voting stock of our company;

•	an investor in a pass-through entity; or

•	a United States person whose “functional currency” is not the United States dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary (the “Depositary”) to us and assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR ADSS YOU SHOULD

CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

“U.S. Holder” means a beneficial owner of a share, or ADS that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisors.

ADSs

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

Distributions on Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions on the shares or ADSs, (including net amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the ADS depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction.

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

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain United States Holders, “financial services income”. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the United States dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or ADSs, determined in United States dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss.

Passive Foreign Investment Company Rules

Although it is an inherently uncertain factual issue, we may be a PFIC for the current or future taxable years.

In general, we will be a PFIC for any taxable year in which, either (i) at least 75% of the gross income of our company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. If we are a PFIC for any taxable year during which you hold shares or ADSs in our company, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the equity interests will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the equity interests, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Alternatively, a United States Holder of shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

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

Information Reporting and Backup Withholding

In general, information-reporting requirements will apply to distributions on shares or ADSs and to the proceeds of sale of a share or ADS paid to United States Holders other than certain exempt recipients (such as corporations). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the IRS.

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the ADSs by an individual holder that is not domiciled or resident in Argentina and a legal entity that is not organized under the laws of Argentina and does not have a permanent establishment in Argentina or is not otherwise doing business in Argentina on a regular basis (a “Foreign Holder”). The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Taxation of Dividends

Dividends, either in cash, shares or kind approved by our shareholders are currently exempt from Argentine withholding or other taxes.

Notwithstanding the foregoing, according to Argentine law, income tax will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends. The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. The withholding would not be applied to the payment of future dividends derived out of retained earnings obtained in the fiscal years ended prior to December 30, 1998. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Taxation of Capital Gains

Gains on sales or other dispositions of shares or ADSs by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from taxation. Notwithstanding, if the foreign entity qualifies as an Offshore Taxable Entity and shares or ADS’s are not listed, sales or other dispositions of such shares or ADSs are taxable at the rate of 17,5%.

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

Gains on sales or other dispositions of listed shares or ADSs by resident individuals are currently exempt from taxation. In the case of non-listed shares or ADS’s its sale or other dispositions are taxable at the rate of 9% up to 15%, but the losses generated by such transactions may only be offset against income from the same type of transactions.

Gains on the sale or other dispositions of shares or ADSs by Argentine entities are subject to Argentine income tax at the fixed rate of 35% but the losses generated by such transaction may only be offset against income from the same type of transactions.

Notwithstanding the foregoing, on July 3, 2003, the Attorney of the Argentine Republic Treasure has passed Judgment N° 351/03 in which interprets that, as from the enactment of Law No. 25,556 the above-mentioned regime is no longer in force. No assurance can be given on the applicable regime. As of today, no fiscal authorities or court have interpreted this judgment.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF THE SHARES OR ADS´s.

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

There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries. Those investors who customarily perform, or who are deemed to perform, transactions in any jurisdiction in which they obtain their income from the sale of shares and/or the collection of dividends are subject to this tax at an average rate of 3%, unless an exemption is applicable to them.

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

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the shares or ADS´s in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the city of Buenos Aires.

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

F. Dividend and Paying Agent

This section is not applicable.

G. Statement by Experts

This section is not applicable.

H. Documents on display

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

I. Subsidiary Information

This section is not applicable.

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

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any institution. Our investment portfolio primarily consists of time deposits, money market mutual funds, fixed and variable income securities. As of June 30, 2003 we had cash and cash equivalents of Ps. 36.0 million. In view of the nature of our total portfolio, we believe a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of June 30, 2003.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term and long-term borrowings, and other variable-rate long-term debt used to maintain liquidity and fund for our business operations. The instruments’ actual cash flows are mostly denominated in Pesos. Our interest expense is not sensitive to changes in the general level of interest rates because most of our long-term debt arrangements bear interest at a fix rates. Therefore, our results of operations would not be affected by interest rate changes. Even though, based on the nature and current levels of our debt, we believe that an immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

For debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates.

	June 30, 2003 Expected Maturity Date (US$ Equivalent in million)
Liabilities	FY2004	FY2005	FY2006	FY2007	FY2008	Total	Fair Value
Fixed Rate (US$)	—	—	—	49.8	—	49.8	49.8
Average interest rate				10%		10%
Fixed Rate (Pesos) (1)	5.0	23.4	—	—	—	28.4	28.4
Average interest rate (2)	8.4%	13.4%				13%
Variable Rate (US$) (3)	1.25	3.75				5.0	5.0
Average interest rate (1)	6.0%	6.0%				6.0%

(1)	Peso-denominated loans were converted to U.S. dollar at an exchange rate of Ps. 2.80 per dollar.
(2)	Average interest rate based on the prices settled in the contracts as of June 30, 2003.
(3)	Includes the Class B-1 Senior Notes and our obligations regarding the Compensation Agreement.

As a matter of policy, we use derivative instruments only to minimize our financing costs. However, there can be no assurance that such risks would be managed in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for trading or speculative purposes.

On March 30, 2000, in connection with the issuance of Ps. 85 million Notes, we entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed us to reduce the net cost of our debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, we agreed to pay US$ 69.1 million on March 30, 2005 and will receive Ps. 69.1 million on such date. As collateral for our payment obligations under the modified agreement, we were required to make a deposit of US$ 50 million with the counterparty. We are not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. dollar. Thus, a continued devaluation of the Peso against the US dollar and/or an increase in interest rates would increase our loss which could be material. As of June 30, 2003 this modified swap agreement was accounted for at its fair market value resulting in a recognition of a liability of US$ 47 million. The line item “Interest rate swap receivable” included within “Other receivables and prepaid expenses, net” represents the net amount of the US$ 50 million deposited as collateral and the US$ 47 million payable under the swap agreement.

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

The following table presents principal cash flows by expected maturity dates related to the swap agreement

	Expected Maturity Date June 30,
Consolidated Debt	Notional principal amount (million)		FY2003	FY2004	FY2005	FY2006	Market Value (1)
Related derivatives

U.S. dollars	(US$	69.13)	—	—	(69.13)	—	(47.1)
Peso		Ps. 69.13	—	—	69.13	—

(1)	Market value of swap agreement, which includes cash flow of principal and interest as of June 30, 2003

ITEM 12. Description of Securities other than Equity Securities

This section is not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Neuquén Project

On July 6, 1999, we acquired a 94.6% interest in Shopping Neuquén S.A. for US$ 4.2 million. We paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is overdue.

In August 2003, we were informed that 85.75% of the old shareholders of Shopping Neuquén had filed a complaint against us. On September 2003, we answer the complaint and filed a counterclaim for the contract readjustment based on the economic and social emergency situation. In November 2003, the old shareholders of Shopping Neuquén answered to counterclaim alleging that the payment was overdue before the economic and social emergency situation. For that reason they allege that we cannot plead readjustment of the contract.

Although we hope for a favorable resolution to the judicial proceeding, and we still are negotiating a new arrangement with the old shareholders, we cannot assure a favorable result for us.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

This section is not applicable.

ITEM 15. Controls and Procedures

Within the 90 days prior to the date of this report, we carried out an evaluation of the controls and procedures of our company with the participation of our Chief Executive Officer and Chief Financial Officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Furthermore, the evaluation found no significant changes in our internal controls or other factors that could significantly affect these controls, including any corrective actions with regards to significant deficiencies and material weaknesses.

ITEM 16. [Reserved]

ITEM 16. A. Audit Committee Financial Expert

In our annual ordinary shareholders’ meeting held on October 31, 2003, the audit committee plan was unanimously approved. Pursuant to this plan, the Board of Directors shall appoint the members of the audit committee who shall have expertise in corporate administration, finance and accounting. This committee shall be constituted before May 28, 2004.

Therefore, after appointment of the members of this committee, our Board of Directors of will determine if there is an audit committee financial expert serving on the audit committee according with the rules adopted by the SEC.

ITEM 16. B. Code of Ethics

One of the responsibilities of our audit committee will be to assist the Board of Directors in the conduct and ethic of our business and the preparation or modification of a Code of Ethics or Conduct for our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions.

Therefore, we expect that after appointment of the members of the audit committee this entity will start working in the preparation and implementation of the code.

ITEM 16. C. Principal Accountant Fees and Services

This section is not applicable.

ITEM 16. D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

PART III

ITEM 17. Financial Statements

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-73.

ITEM 19. Exhibits

Index to financial statements (see page F-1).

INDEX OF EXHIBITS

(a) Exhibit No.	Description of Exhibit
1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

2.1.1*	Form of Deposit Agreement among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.1.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.1.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP

2.2.1*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of the Company’s 14.875% Notes due 2005.

2.2.2	*	Summary Description of the principal terms of the U.S.$40 million loan agreement between the Company and Banco de la Provincia secured by a mortgage on Patio Bullrich.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALTO PALERMO S.A. (APSA)

By:
Name: Alejandro Elsztain
Position: Director and Chief Executive officer
Date: December 29, 2003

SECTION 302 CERTIFICATION

I, David A. Perednik, certify that:

1.	I have reviewed this annual report on Form 20-F of Alto Palermo S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s Board of Directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ DAVID A. PEREDNIK
David A. Perednik

Interim Chief Financial Officer

Alto Palermo S.A.

Dated: December 29, 2003.

SECTION 302 CERTIFICATION

I, Alejandro S. Elsztain, certify that:

1.	I have reviewed this annual report on Form 20-F of Alto Palermo S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us and others within those entities, particularly during the period in which this report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s Board of Directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls and procedures which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls;

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ ALEJANDRO S. ELSZTAIN
Alejandro S. Elsztain

Chief Executive Officer

Alto Palermo S.A.

Dated: December 29, 2003.

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C.

SECTION 1350, AS

ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Alto Palermo S.A. (APSA) (the “Company”) for the year ended June 30, 2003 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), David A. Perednik, as interim Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID A. PEREDNIK
David A. Perednik
Interim Chief Financial Officer
Alto Palermo S.A.
Dated: December 29, 2003.

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

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C.

SECTION 1350, AS

ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Alto Palermo S.A. (APSA) (the “Company”) for the year ended June 30, 2003 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), Alejandro G. Elsztain, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ALEJANDRO G. ELSZTAIN
Alejandro G. Elsztain
Chief Executive Officer
Alto Palermo S.A.
Dated: December 29, 2003.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except as to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended.

Report of Independent Auditors

To the Board of Directors and the Shareholders of

Alto Palermo S.A. (APSA):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3.d to the consolidated financial statements, effective July 1, 2002 the Company adopted new accounting pronouncements related to valuation and disclosure criteria. As required by accounting principles generally accepted in Argentina, the Company has restated its prior period financial statements presented for comparative purposes to reflect the adopted changes in accounting principles, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied prospectively.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

PRICE WATERHOUSE & Co.

By (Partner)

Carlos Martín Barbafina

Buenos Aires, Argentina
September 8, 2003

Alto Palermo S.A. (APSA)

Consolidated Balance Sheets

as of June 30, 2003 and 2002

(In Argentine Pesos, except as otherwise indicated)

	2003		2002 (As restated)
ASSETS
Current Assets
Cash and banks (Notes 5.a. and 18.f.)	Ps.	22,973,645	Ps.	14,430,077
Investments (Notes 5.b. and 18.f.)		13,014,036		10,322,962
Accounts receivable, net (Note 5.c.)		28,961,402		24,029,113
Inventory (Note 18.e)		759,201		1,315,269
Other receivables and prepaid expenses (Notes 5.d. and 18.f.)		4,851,462		6,080,935

Total current assets		70,559,746		56,178,356

Non-Current Assets
Accounts receivable, net (Notes 5.c. and 18.f.)		2,340,774		5,226,408
Other receivables and prepaid expenses, net (Notes 5.d. and 18.f.)		47,681,566		93,848,139
Investments, net (Note 5.b)		11,094,539		25,287,175
Inventory, net (Note 18.e)		25,030,000		24,880,161
Fixed assets, net (Note 18.a.)		918,697,764		955,966,978
Intangible assets, net (Note 18.b.)		2,402,626		8,295,093

Subtotal		1,007,247,269		1,113,503,954

Goodwill, net (Note 18.c.)		26,530,010		31,357,065

Total non-current assets		1,033,777,279		1,144,861,019

Total Assets	Ps.	1,104,337,025	Ps.	1,201,039,375

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 5.e. and 18.f.)	Ps.	19,478,694	Ps.	19,095,245
Short-term debt (Notes 5 f. and 18.f.)		24,699,280		39,755,769
Salaries and social security payable (Note 5.g)		3,783,026		1,598,615
Taxes payable (Note 5.h.)		5,812,218		13,204,788
Customer advances (Notes 5.i.)		11,212,118		10,152,456
Related parties (Note 7)		7,444,981		712,259
Dividends payable		337,678		379,449
Other liabilities (Note 5.j.)		5,649,942		2,133,609

Total debts		78,417,937		87,032,190

Provisions (Note 5.k..)		—		3,903,734

Total current liabilities		78,417,937		90,935,924

Non-Current Liabilities
Trade accounts payable (Notes 5.e. and 18.f.)		3,609,629		6,873,772
Long-term debt (Notes 5.f. and 18.f.)		218,138,833		242,064,987
Customer advances (Note 5.i.)		25,318,125		28,386,311
Related parties (Notes 7 and 18.f.)		—		127,967,241
Other liabilities (Note 5.j.)		913,924		1,167,717

Total debts		247,980,511		406,460,028

Provisions (Note 5.k.)		3,927,125		4,938,067

Total non-current liabilities		251,907,636		411,398,095

Total Liabilities		330,325,573		502,334,019

Minority interest		14,760,545		17,289,596

SHAREHOLDERS’ EQUITY		759,250,907		681,415,760

Total Liabilities and Shareholders’ Equity	Ps.	1,104,337,025	Ps.	1,201,039,375

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Income for the years ended June 30, 2003, 2002 and 2001

(In Argentine Pesos, except as otherwise indicated)

	2003 (Note 10)		2002 (As restated) (Note 10)		2001 (As restated) (Note 10)
Sales:
Leases and services	Ps.	88,818,774	Ps.	146,122,603	Ps.	203,880,535
Sales and development properties		462,020		4,003,216		12,957,697
Credit card operations		24,934,629		45,840,408		49,210,500

Total sales		114,215,423		195,966,227		266,048,732

Costs:
Leases and services (Note 18.e.)		(58,545,490)		(73,071,498)		(74,507,998)
Sales and development properties (Note 18.e.)		(699,141)		(5,397,943)		(14,121,692)
Credit card operations (Note 18.e.)		(8,330,236)		(12,601,125)		(15,707,786)

Total costs		(67,574,867)		(91,070,566)		(104,337,476)

Gross profit (loss):
Leases and services		30,273,284		73,051,105		129,372,537
Sales and development properties		(237,121)		(1,394,727)		(1,163,995)
Credit card operations		16,604,393		33,239,283		33,502,714

Total gross profit		46,640,556		104,895,661		161,711,256

Selling expenses (Note 18.g.).		(17,593,537)		(63,211,826)		(40,135,483)
Administrative expenses (Note 18.g.)		(18,227,482)		(25,383,497)		(34,647,591)
Torres de Abasto unit contracts´ rescissions		9,682		60,394		(29,404)
Net (loss) income in credit card trust		(4,077,136)		(4,068,787)		2,313,746

Operating income		6,752,083		12,291,945		89,212,524

Equity loss from related companies		(12,072,175)		(4,895,042)		(3,084,608)
Amortization of goodwill		(4,827,055)		(4,826,812)		(4,827,059)
Financial results, net (Note 8)		118,641,137		(91,188,955)		(82,270,168)
Other income (expense), net (Note 9)		13,271,869		(10,839,258)		(306,678)

Income (loss) before taxes and minority interest		121,765,859		(99,458,122)		(1,275,989)

Income tax (expense) benefit		(46,755,101)		82,992,554		(5,240,974)
Minority interest		2,339,847		5,113,760		(900,787)

Net income (loss)	Ps.	77,350,605	Ps.	(11,351,808)	Ps.	(7,417,750)

Earnings per share (Note 14):
Basic net income (loss) per common share	Ps.	0.11	Ps.	(0.02)	Ps.	(0.01)
Diluted net income (loss) per common share	Ps.	0.03	Ps.	(0.02)	Ps.	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2003, 2002 and 2001

(In Argentine Pesos, except otherwise indicated)

	Shareholders’ contributions								Appraisal revaluation (Note 4.e.)		Legal reserve (Note 6.c.)		Accumulated deficit/Retained earnings		Shareholders’ equity
	Common stock (Note 6.a.)		Inflation adjustment of common stock (Note 6.b.)		Additional paid-in-capital		Total
Balances as of June 30, 2000 (As restated)	Ps.	70,000,000	Ps.	84,620,426	Ps.	522,803,958	Ps.	677,424,384	Ps.	3,952,571	Ps.	4,094,262	Ps.	14,714,101	Ps.	700,185,318

Net loss for the year (As restated)		—		—		—		—		—		—		(7,417,750)		(7,417,750)

Balances as of June 30, 2001 (As restated)	Ps.	70,000,000	Ps.	84,620,426	Ps.	522,803,958	Ps.	677,424,384	Ps.	3,952,571	Ps.	4,094,262	Ps.	7,296,351	Ps.	692,767,568

Increase in legal reserve		—		—		—		—		—		306,917		(306,917)		—
Net loss for the year (As restated)		—		—		—		—		—		—		(11,351,808)		(11,351,808)

Balances as of June 30, 2002 (As restated)	Ps.	70,000,000	Ps.	84,620,426	Ps.	522,803,958	Ps.	677,424,384	Ps.	3,952,571	Ps.	4,401,179	Ps.	(4,362,374)	Ps.	681,415,760

Conversion of debt into common stock		482,974		483		1,085		484,542		—		—		—		484,542
Net income for the year		—		—		—		—		—		—		77,350,605		77,350,605

Balances as of June 30, 2003 (As restated)	Ps.	70,482,974	Ps.	84,620,909	Ps.	522,805,043	Ps.	677,908,926	Ps.	3,952,571	Ps.	4,401,179	Ps.	72,988,231	Ps.	759,250,907

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2003, 2002 and 2001

(In Argentine Pesos, except as otherwise indicated)

	2003		2002 (As restated)		2001 (As restated)
Cash flows from operating activities:
Net income (loss) for the year	Ps.	77,350,605	Ps.	(11,351,808)	Ps.	(7,417,750)
Adjustments to reconcile net income (loss) to cash flow from operating activities:
Financial results		(127,407,860)		(75,632,484)		11,327,053
Depreciation and amortization		61,383,237		66,511,401		72,227,767
Impairment of long-lived assets		5,222,763		62,770,980		—
Recovery of impairment of long-lived assets		(15,696,125)		—		—
Gain from sale of intangible assets		(2,097,878)		—		—
Loss (gain) from sale of fixed assets		—		11,943		(351,985)
Allowance for doubtful accounts		11,344,462		52,870,664		20,172,598
Provision for contingencies		2,147,844		7,194,847		199,175
Recovery of allowance for doubtful accounts		(1,002,545)		(88,049)		—
Recovery of provision for contingencies		(26,982)		(117,306)		(163,316)
Allowance for doubtful mortgage receivable		—		2,855,832		1,998,466
Gain on repurchase of debt		(25,192,889)		(334,595)		(4,002,346)
Equity loss from related companies		12,072,175		4,895,042		3,084,608
Other provisions		3,600,436		—		—
Net loss (income) in credit card trust		972,235		(805,686)		(1,680,200)
Minority interest		(2,339,847)		(5,113,760)		900,787
Income tax		46,755,101		(82,992,554)		5,240,974
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable		(12,941,199)		(13,491,829)		(43,398,622)
Increase in other receivables and prepaid expenses		(423,711)		(6,580,914)		(6,915,698)
Increase in intangible assets		(613,624)		(5,213,771)		(3,398,215)
(Increase) decrease in investments		(2,258,618)		3,694,645		1,318,980
Decrease in inventory		564,080		7,097,579		13,343,037
(Decrease) increase in trade accounts payable		(169,228)		13,427,494		(4,390,540)
Decrease in customer advances		(598,675)		(18,032,461)		(19,478,163)
(Decrease) increase in taxes payable		(6,216,716)		12,802,734		(11,970,887)
Increase (decrease) in salaries and social security payable		2,371,125		(1,394,129)		3,182,395
(Decrease) increase in provision for contingencies		(3,326,005)		—		4,313,452
Decrease in other liabilities		(128,185)		(544,555)		(6,581,855)
Increase in related parties		2,859,094		2,711,282		96,879
Increase in accrued interest		6,130,730		33,853,323		4,188,738

Net cash provided by operating activities		32,333,800		49,003,865		31,845,332

Cash flows from investing activities:
Acquisition of fixed assets		(2,447,987)		(3,490,502)		(23,062,354)
Net proceeds from sale of fixed assets		—		177,384		723,071
Net proceeds from sale of intangible assets		2,097,950		—		—
Acquisition of inventory		(17,672)		(431,827)		—
Payment for acquisition of subsidiary companies, net of cash acquired		—		—		(21,236,939)
Increase in investments		—		—		(11,090,424)

Net cash used in investing activities		(367,709)		(3,744,945)		(54,666,646)

Cash flows from financing activities:
Proceeds from short-term and long-term debt		67,902,176		32,313,275		338,204,696
Payment of short-term and long-term debt		(9,432,638)		(68,805,157)		(262,429,988)
Payment of loans granted by related parties		—		(123,199,436)		—
Financing costs		(227,248)		(62,324)		(6,203,748)
Proceeds from loans granted by related parties		—		248,351,227		—
Cash contributions received from minority shareholders		—		184,322		1,162,890
Repurchase of debt		(78,380,284)		(28,888,076)		(41,194,704)
Derivative instruments collateral deposit		—		(109,909,097)		—
Payment of cash dividends to minority shareholders		—		—		(646,300)

Net cash (used in) provided by financing activities		(20,137,994)		(50,015,266)		28,892,846

Increase (decrease) in cash and cash equivalents		11,828,097		(4,756,346)		6,071,532
Cash and cash equivalents as of the beginning of the year		16,459,222		21,215,568		15,144,036

Cash and cash equivalents as of the end of the year	Ps.	28,287,319	Ps.	16,459,222	Ps.	21,215,568

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2003, 2002 and 2001 (continued)

(In Argentine Pesos, except otherwise indicated)

	2003		2002 (As restated)		2001 (As restated)
Supplemental cash flow information

Cash paid during the years for:

Interest	Ps.	17,919,674	Ps.	48,538,156	Ps.	65,724,066

Income tax		1,035,969		5,413,367		17,631,654

Non-cash activities:

Increase in customer advances through a decrease in other liabilities		2,836,049		—		—

Conversion of balances with related parties into Unsecured Convertible Notes		118,663,132		—		—

Retained interest in credit card receivables		2,057,275		7,604,529		13,693,154
Increase in credit card receivable through a decrease in retained interest in transferred credit card receivable		4,426,873		—		—

Increase in fixed assets through a decrease in intangible assets		112,231		382,858		—
Increase in other receivables and prepaid expenses through a decrease in investments		—		98,918		—

Conversion of Convertible Notes into common shares		484,542		—		—
Increase in other receivables and prepaid expenses through a decrease in fixed assets		—		—		333,178

Increase in inventory through a decrease in fixed assets		—		—		17,564,287

	2003		2002		2001
Acquisitions of subsidiary companies:

Accounts receivable	Ps.	—	Ps.	—	Ps.	2,262,954

Other receivables and prepaid expenses		—		—		8,789

Fixed assets		—		—		528,434

Intangible assets		—		—		1,428

Total non-cash assets acquired		—		—		2,801,605

Trade accounts payable		—		—		(502,850)

Salaries and social security payable		—		—		(249,391)

Taxes payable		—		—		(347,121)

Other liabilities		—		—		(1,682,252)

Total liabilities assumed		—		—		(2,781,614)

Value of net non-cash assets acquired		—		—		19,991
Cash and cash equivalents acquired		—		—		746,061

Value of net assets acquired		—		—		766,052

Minority interest		—		—		(76)

Goodwill		—		—		21,217,024

Purchase price of acquired subsidiary companies		—		—		21,983,000

Cash and cash equivalents acquired		—		—		(746,061)

	Ps.	—	Ps.	—	Ps.	21,236,939

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements

(In Argentine Pesos, except as otherwise indicated)

1. Organization and description of business

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)) an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) is primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2003, the Company’s direct and indirect principal shareholders are IRSA (54.8%), Parque Arauco (27.6%) and Goldman Sachs Emerging Markets AP/Holdings L.L.P. (“GSEM/AP Holdings L.L.P.”), a limited partnership indirectly owned by Goldman Sachs & Co. (Goldman Sachs Fund) (6.3%). The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

Since recommencing operations, the Company has continued to grow through a series of acquisitions. As of June 30, 2003, the Company owns a majority interest in, and operates, a portfolio of seven shopping centers in Argentina, of which five are located in the city of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in Greater Buenos Aires (Alto Avellaneda) and the other, in the city of Salta (Alto NOA). The Company also has an 18.9% interest in Mendoza Plaza Shopping Center, located in the city of Mendoza, Argentina, through its 18.9% interest in Pérez Cuesta S.A.C.I. (“Pérez Cuesta”). The Company also constructs residential apartment buildings for sale and shopping centers in order to operate them.

Through Tarshop S.A. (“Tarshop”), a majority-owned subsidiary of the Company, the Company originates credit card accounts, which makes it more attractive for customers to purchase goods and services from the Company’s shopping centers retail and services businesses. Tarshop is a limited purpose credit card company and is not affiliated with any bank. As of June 30, 2003, “Tarshop card”, the credit card, accounted for approximately 27% of the total receivables of the Company. Tarshop has an ongoing securitization program through which it transfers a portion of the Company’s credit card customer receivable balances to a master trust (the “Master Trust”) that issues certificates to public and private investors. See Note 12 for details. In addition, the Company’s shopping centers also accept third party credit and debit cards such as VISA, MasterCard, American Express and others.

The Company is also engaged in e-commerce activities through its equity investment in E-Commerce Latina S.A. Through the website Altocity.Com, the Company replicates the shopping experience to consumers by offering the same selection of goods and services encountered at its shopping center properties.

2. Argentine economic situation

The Argentine economy has experienced significant difficulties including a significant public debt burden, high interest rates, a financial system in crisis and a four-year economic recession. This situation has led to a significant decrease in products and services consumption in the country and an increase in the unemployment level, mainly through the end of 2002.

As from December 2001, the Argentine government issued measures, laws, decrees and regulations that involved significant changes to the prevailing economic model, including (i) the establishment of a floating exchange rate system, that led to a significant devaluation of the Argentine peso during the first months of 2002, and (ii) the mandatory conversion into Argentine pesos of certain foreign currency-denominated assets and liabilities held in Argentina (known as “pesification”). This situation generated a significant and uneven increase in economic indicators during 2002, such as exchange rates, inflation rates and specific indicators for the Company’s goods and services. These circumstances affect comparability of the accompanying financial statements, which must be interpreted in the light of these circumstances.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Preparation of financial statements

a. Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (SEC). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 17 to these consolidated financial statements.

As discussed in Notes 3.c. and 4.k., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV resolutions represent a departure from generally accepted accounting principles in Argentina. However, such departure did not have a material effect on the accompanying consolidated financial statements.

Certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

b. Basis of consolidation

The consolidated financial statements include the accounts of APSA and its subsidiaries over which APSA has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

A description of the subsidiaries with their respective percentage of capital stock owned, is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (i)
	2003	2002	2001
Emprendimiento Recoleta S.A. (ii).	51%	51%	51%
Tarshop S.A.	80%	80%	80%
Shopping Neuquén S.A (ii).	95%	95%	95%
Inversora del Puerto S.A.	100%	100%	100%
Alto Invest S.A (iv).	100%	76%	76%
Shopping Alto Palermo S.A.	100%	100%	100%
Fibesa S.A.	100%	100%	100%

(i)	Percentage of equity interest owned has been rounded.
(ii)	As of June 30, 2003 the shares of Emprendimiento Recoleta S.A. (“ERSA”) are pledged in favor of Banco de la Provincia de Buenos Aires as collateral for certain obligations of the Company under the concession of Buenos Aires Design shopping center. These obligations were fulfilled as of the date of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Preparation of financial statements (continued)

b. Basis of consolidation (continued)

(iii)	On July 6, 1999, the Company had acquired a 94.6% interest in Shopping Neuquén for US$ 4.2 million. Shopping Neuquén’s sole asset comprised of a piece of land with preliminary governmental approval for construction of a shopping center on the site. The Company had paid US$ 0.9 million of the purchase price in August 1999 and agreed to pay the remaining US$ 3.3 million on the earlier of (i) the opening of the shopping center or (ii) July 5, 2001. During June 2001, the Company entered into negotiations with the Municipality of Neuquén to reschedule the original timing of construction. Also, the Company requested permission to sell a portion of the land to third parties. The Company proposed to commence construction on December 15, 2002. On December 20, 2002, the Municipality of Neuquén rejected the Company’s proposal, nullifying the purchase agreement. In view of this circumstance, Shopping Neuquén requested the revocation of the Municipality disposition and, after rejection of this request in May 2003, lodged a remedy before the Higher Court of the Province of Neuquén. At the date of issuance of these financial statements, the Neuquén Higher Court has not yet issued a decision regarding the Company’s remedy. If the extension requested by the Company is not approved, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén runs the risk of not recovering its initial investment. Furthermore, on 15 August 2003 we were informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against us, claiming collection of a price balance of US$ 3.0 million plus interest and legal costs. At the date of issuance of these financial statements, the Company is filing a formal plea to this complaint.

(iv)	During the year ended June 30, 2003, the Company acquired the minority interest in Alto Invest S.A (“Alto Invest”). See Note 3.f. for details.

c. Presentation of financial statements in constant pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina in 2002, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency.

However, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.1237.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Preparation of financial statements (continued)

c. Presentation of financial statements in constant pesos (continued)

Since Argentine GAAP still required companies to prepare price-level restated financial statements, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure does not have a material effect on the accompanying financial statements.

d. Impact of recently issued accounting standards

On January 14, 2003, the CPCECABA and the CNV approved, with certain amendments, Technical Resolutions No. 16, 17, 18, 19 and 20 issued by the Federación Argentina de Consejos Profesional en Ciencias Económicas (“FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. These new accounting standards relate to the harmonization of Argentine GAAP with International Financial Reporting Standards. The Company adopted such standards on July 1, 2002, except for Technical Resolution No. 20, which is effective for fiscal years beginning on or after January 1, 2003. Following is a summary of the most significant provisions of the new accounting pronouncements, which affect the Company:

RT 16 “Framework for the Preparation and Presentation of Financial Statements”

In December 2000, the FACPCE issued Technical Resolution No. 16 (“RT 16”), “Framework for the Preparation and Presentation of Financial Statements” which sets out the concepts that underlie the preparation and presentation of financial statements for external reporting. The purpose of the framework is to assist the Board of the FACPCE, preparers and auditors of financial statements, and other interested parties in achieving their aims. The framework does not define standards for any particular measurement or disclosure issue. Nothing in the framework overrides any specific Technical Resolution. Among other things, the framework deals with (a) the objective of financial statements; (b) the qualitative characteristics that determine the usefulness of information in financial statements; (c) the definition, recognition and measurement of the elements from which financial statements are constructed; and (d) the concepts of capital and capital maintenance.

RT 17 “Overall Considerations for the Preparation of Financial Statements”

In December 2000, the FACPCE issued Technical Resolution No. 17 (“RT 17”), “Overall Considerations for the Preparation of Financial Statements” which sets out overall considerations for the preparation of financial statements, guidelines for the recognition, measurement and disclosure of assets and liabilities and the introduction of benchmark and alternative accounting treatments. The recognition, measurement and disclosure of specific transactions and other events are dealt with in other Technical Resolutions.

Among other things, RT 17 sets out guidelines for the recognition and measurement of certain assets and liabilities at their fair value. RT 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities.

RT 17 requires research and development costs, trademarks, advertising costs and reorganization costs be expensed as incurred. Only organization and pre-operating costs that meet certain conditions can be capitalized. RT 17 also requires the recognition of deferred income taxes using the liability method.

RT 17 also establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should be derecognized. RT 17 clarifies that from a debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Preparation of financial statements (continued)

d. Impact of recently issued accounting standards (continued)

RT 18 “Specific Considerations for the Preparation of Financial Statements”

In December 2000, the FACPCE issued Technical Resolution No. 18 (“RT 18”), “Specific Considerations for the Preparation of Financial Statements” which sets out the recognition, measurement and disclosure criteria for specific transactions and other events. Among other things, RT 18 prescribes the accounting for business combinations and leasing transactions as well as the accounting, measurement and disclosure of derivative instruments and hedge operations. RT 18 also requires the disclosure of earnings per share and segment information.

RT 19 “Amendments to Technical Resolutions No. 4,5,6,8,9, 11 and 14”

In December 2000, the FACPCE issued Technical Resolution No. 19 (“RT 19”), “Amendments to Technical Resolutions No. 4,5,6,8,9,11 and 14. In particular, RT 19 provides for certain specific disclosure provisions related to balance sheet and income statement items in the financial statements. Among others, RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should now be presented as operating costs, i.e. gross revenue taxes. Also, RT 19 prescribes that goodwill should be disclosed as a separate line item in the balance sheet.

RT 19 also amends Technical Resolution No. 8 (“RT 8”), and establishes that interim balance sheet amounts should be compared to the prior year-end while interim income statement, changes in shareholders’ equity and cash flows amounts should be compared to the corresponding prior year-end period.

RT 20 “Accounting for Derivative Instruments and Hedging Activities”

In April 2002, the FACPCE issued Technical Resolution No. 20 (“RT 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT 20 requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change. Any hedge ineffectiveness and changes in the fair value of instruments that do not qualify as hedges are reported in current period earnings.

RT 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Parties Transactions”

In February 2003, the FACPCE issued Technical Resolution No. 21 (“RT 21”), “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” which amends Technical Resolutions No. 4 and 5 and introduces certain amendments to other standards. This standard will be effective for the Company as from July 1, 2003. As of the date of these financial statements, the CNV has not adopted this resolution. The Company believes the adoption of this standard will not have a significant impact on the Company’s financial statements.

Restatement of previously issued financial statements

As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standard, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied prospectively. The Company did not expense certain deferred advertising costs that no longer can be capitalized in accordance with RT 17. Such costs will be amortized in fiscal year 2004 as permitted by the above mentioned transition provisions. In addition, certain disclosures have not been presented on a comparative basis.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Preparation of financial statements (continued)

d. Impact of recently issued accounting standards (continued)

Restatement of previously issued financial statements (continued)

Presented below is a summary of the impact of the restatement on previously reported amounts of (accumulated deficit) retained earnings and net loss as of and for the years ended June 30, 2002 and 2001:

	2002		2001
	Accumulated deficit	Net loss	Retained earnings	Net loss
Amounts as previously reported (i)	(10,201,618)	(47,648,162)	37,753,461	6,138,322

Deferred income taxes	65,398,179	84,442,623	(19,044,444)	(2,592,493)
Derivatives and hedging activities	(58,798,327)	(47,471,883)	(11,326,444)	(11,327,053)
Restatement on equity investments (ii)	143,360	369,955	(226,595)	313,957
Minority interest (iii)	(903,968)	(1,044,341)	140,373	49,517

Amounts as restated	(4,362,374)	(11,351,808)	7,296,351	(7,417,750)

(i)	Amounts adjusted for inflation for comparative purposes as described in Note 3.c.
(ii)	Represents the equity interest on the restatement made by the Company’s equity investments related to the adoption of the accounting for income taxes under the liability method.
(iii)	Represents the minority interest on the restatement made by the Company’s consolidated subsidiaries.

e. Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

f. Acquisition of business

Year ended June 30, 2003

During the year ended June 30, 2003 the Company acquired an additional 24% ownership interest in Alto Invest for a total consideration of Ps. 0.2 million, resulting in the recognition of a Ps. 0.2 million gain. In September 2000, the Company’s interest in Alto Invest had increased from 61% to 76% as a result of an issuance of stock by Alto Invest. Under Argentine GAAP, the change in the Company’s interest resulted in the recognition of a loss of Ps. 0.4 million since the value assigned to the Alto Invest’s common stock issued under the transaction was substantially more than the carrying amount per share of Alto Invest stock.

Year ended June 30, 2001

In September 2000, the Company completed the acquisition of the 99.99% equity interest in Fibesa S.A., (“FIBESA”), a related company engaged in real estate brokerage activities for the Company’s shopping centers, for total consideration of US$ 10.0 million. The acquisition has been accounted for by the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition. Goodwill of Ps. 21.2 million represents the excess of the purchase price over the net identifiable tangible and other intangible assets and is being amortized under the straight-line method over 10 years. The results of operations of FIBESA are included in the accounts of the Company commencing as of July 1, 2000, the date of acquisition for accounting purposes pursuant to the agreement.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Preparation of financial statements (continued)

g. Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

4. Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

a. Revenue recognition

The Company primarily derives its revenues from leases and services operations, the sale and development of properties, credit card operations and to a lesser extent, from e-commerce activities. See Note 10 for details on the Company’s business segments.

•	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

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

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Significant accounting policies (continued)

a. Revenue recognition (continued)

•	Leases and services (continued)

As discussed in Note 3.f., in September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

•	Sales and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

(i)	the sale has been consummated;

(ii)	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

(iii)	the Company’s receivable is not subject to future subordination; and

(iv)	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under fixed-price construction contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e.: the estimated costs of completion) in connection with sales of properties / units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

•	Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an internet joint venture between the Company and Telefónica de Argentina S.A. (“Telefónica”). E-Commerce Latina owns Altocity.Com, a development stage company. Altocity.Com primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com under the equity method of accounting.

The Company and Telefónica agreed to: (i) make capital contributions of up to US$ 10.0 million based on its ownership interest and, (ii) make optional capital contributions to be approved by E-Commerce Latina Board of Director’s of up to US$ 12.0 million to develop new lines of business, of which 75% to be contributed by Telefónica and 25% by the Company. On April 30, 2001, the Company and Telefónica contributed Ps. 22.0 million based on its respective ownership interests.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Significant accounting policies (continued)

a. Revenue recognition (continued)

•	E-commerce activities (continued)

For the years ended June 30, 2003, 2002 and 2001, net revenues from Altocity.Com totaled Ps. 0.7 million, Ps. 1.5 million and Ps. 2.2 million, and had a net loss of Ps. 6.6 million, Ps. 17.0 million and Ps. 12.8 million, respectively.

In addition, the Company holds a 100 % ownership interest in Alto Invest S.A., a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest generated insignificant revenues since its inception, primarily from advertising fees and commissions charged to customers for online trading. As from May 2001, Alto Invest suspended its on-line transactions, and started, in fiscal year 2003, the provision of advisory and consulting services.

b. Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, to be cash equivalents.

c. Investments

(i) Current

Current investments include mutual funds and government bonds. Mutual funds, which invest in time deposits with original maturities of less than three months at purchase, are carried at their market value. Government bonds are also carried at their market value, except for a portion which is carried at amortized cost. Unrealized gains and losses on mutual funds and government bonds are included in financial results, net, in the consolidated statements of income. At June 30, 2002, current investments also included time deposits and tax credit certificates. Time deposits had original maturities of less than three months and were valued at cost plus accrued interest at year-end. Tax credit certificates were valued at their technical value at the year-end since they were used to settle tax obligations at the time of issuance of the 2002 financial statements.

Current investments also include a retained interest in transferred credit card receivables pursuant to the Company’s securitization program of credit card receivables (See Note 12 for details).

(ii) Non-current

Equity investments in unconsolidated affiliated companies, representing between 20% and 50% of the capital stock in such companies, have been accounted for under the equity method. During the year ended June 30, 2001, the Company decreased its ownership percentage in Pérez Cuesta from 25% to 18.9%. This investment is still accounted for under the equity method of accounting, since the Company is in a position to exercise significant influence over its operating and financial policies.

At June 30, 2003 the Company has recognized an impairment loss related to the equity investment in Pérez Cuesta amounting to Ps. 7.5 million. Such loss is included within “Equity loss from related companies” in the accompanying consolidated statement of income.

Non-current investments also include the non-current portion of the Company’s retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables (See Note 12 for details).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Significant accounting policies (continued)

d. Inventory

Inventory includes all direct contract costs such as land, materials and construction fees associated with development properties. Contract costs and capitalized interest are charged to the statement of income as the related revenue is recognized, using the percentage-of-completion method. Inventory principally consists of the Torres de Abasto construction project, a residential apartment complex located near the Abasto Shopping Center, and a piece of land located near Paseo Alcorta Shopping Center. Torres de Abasto project was completed in 2000.

No interest cost was capitalized in this connection during the years ended June 30, 2003, 2002 and 2001. Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected.

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 6.3 million in connection with certain properties classified as inventory. As a result of an increase in their fair market values, during 2003 the Company partially reversed such impairment loss, recognizing a gain of Ps. 0.1 million. The impairment loss and the gain associated with the reversion of the previously recognized impairment have been included within “Financial results, net” in the accompanying consolidated statements of income.

e. Fixed assets, net

Properties purchased for rental purposes are classified as fixed assets. Fixed assets are stated at cost, adjusted for inflation (as described in Note 3.c), less accumulated depreciation, except for a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

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

The Company capitalizes interest on real estate development projects. During the years ended June 30, 2003, 2002 and 2001, there was no capitalization of interest, as the Company did not develop any real estate project.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Significant accounting policies (continued)

e. Fixed assets, net (continued)

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 56.5 million in connection with Alto Avellaneda, Alto Noa, Caballito Project, Shopping Neuquén and other properties. As a result of an increase in their fair market values, during 2003 the Company partially reversed the 2002 impairment loss, recognizing a gain of Ps. 15.6 million. The impairment loss and the gain associated with the reversion of the previously recognized impairment have been included within “Financial results, net” in the accompanying consolidated statements of income.

f. Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2003, 2002 and 2001 were Ps. 0.4 million, Ps. 0.3 million and Ps. 0.6 million, respectively. These costs are being amortized on a straight-line basis between 3 and 5 years.

g. Web-site development costs

The Company capitalizes certain costs incurred in the development of the Company’s websites. Such costs are amortized under the straight-line method over a period of 2 years.

h. Intangible assets, net

(i) Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

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

(iv) Advertising expenses

Advertising expenses relate to the Torres de Abasto project and the opening of Abasto Shopping. The expenses incurred in relation to Torres de Abasto project are recognized in the statement of income as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

As discussed in Note 3.d., the Company did not expense certain deferred advertising costs that no longer can be capitalized in accordance with RT 17. Such costs will be amortized in fiscal year 2004 as permitted by the transition provisions.

(v) Investment projects

Investment projects represent expenses primarily related to marketing efforts incurred by the Company for the selling of merchandise through certain means of communication. These costs are capitalized and amortized to income under the straight-line method as from the start up date of the project. These expenses are written off upon abandonment or disposal of the project.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Significant accounting policies (continued)

h. Intangible assets, net (continued)

(vi) Tenant list – Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall, which is stated at cost adjusted for inflation (as described in Note 3.c), and is amortized using the straight-line method over a five-year period.

i. Goodwill, net

Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at cost adjusted for inflation (as described in Note 3.c), and is amortized on a straight-line basis over its estimated economic life, not exceeding 10 years. As required by new accounting standards, goodwill is shown in a separately caption in the accompanying consolidated balance sheet.

j. Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into Argentine pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within “Financial results, net” in the consolidated statements of income.

k. Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35% for all the periods presented.

As described in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company records income taxes using the method required by RT 17. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. RT 17 requires companies to record a valuation allowance for that component of net deferred tax assets which is not recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP requires the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure has not had a significant effect on the accompanying consolidated financial statements.

l. Asset tax provision

The Company is subject to the asset tax. Pursuant to this tax regime, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. The asset tax provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Significant accounting policies (continued)

m. Customer advances

Customer advances represent payments received in advance in connection with the lease of properties.

n. Provisions for contingencies and allowances

The Company provides for losses relating to accounts and mortgage receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, the Company’s management understands that there are no elements to foresee potential contingencies having a negative impact on these financial statements.

o. Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. See note 4.h. (iv) for details. Advertising and promotion expenses were approximately Ps. 1.5 million, Ps. 3.6 million and Ps. 6.3 million for the years ended June 30, 2003, 2002 and 2001, respectively.

p. Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute.

The Company does not sponsor any employee stock ownership plans.

q. Impairment of long-lived assets

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

RT 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Significant accounting policies (continued)

r. Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

s. Derivative financial instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and to lower its overall financing costs. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults. For details on the Company’s derivative instruments activity, see Note 13.

As described in Note 3.d., during fiscal year 2003 the Company adopted new accounting standards. Presented below is a description of the new accounting policy followed by the Company in accounting for the different types of derivative instruments:

•	Interest rate swaps

Interest rate swaps are used to minimize the Company’s financing costs. Interest rate swap agreements are recognized in the balance sheet at their fair market values with changes reported in earnings.

•	Foreign currency forward-exchange contracts

Foreign currency forward-exchange contracts entered into by the Company generally mature within one year. Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. The foreign currency forward-exchange contracts are recognized in the financial statements at their fair market value.

t. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

u. Receivables from leases and services and trade payables

Receivables from leases and services and trade payables have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

v. Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus accrued interest based on the interest rate estimated at the time of the transaction.

w. Other receivables and liabilities

Asset tax credits have been measured based on the best estimate of the amount receivable discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. The remaining other receivables and liabilities have been valued on the best estimate of the amount receivable and payable, respectively.

x. Related party balances

Receivables and liabilities with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Significant accounting policies (continued)

y. Earnings per share

As described in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income (loss) available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income (loss) for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the period with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The Company has considered the dilutive effect of the outstanding convertible debt in calculating diluted EPS.

5. Breakdown of the main captions

a. Cash and banks:

	As of June 30,
	2003		2002 (As restated)
Cash in local currency	Ps.	606,055	Ps.	2,226,786
Cash in foreign currency		2,143,526		4,749,816
Banks in local currency		4,776,914		6,949,161
Banks in foreign currency		13,835,199		253,076
Saving accounts		1,611,951		251,238

	Ps.	22,973,645	Ps.	14,430,077

b. Investments:

	As of June 30,
	2003		2002 (As restated)
Current
Mutual funds	Ps.	5,313,674	Ps.	141,854
Retained interest in transferred credit card receivable (i)		4,719,057		8,293,817
Government bonds (ii)		2,981,305		—
Time deposits in local currency		—		273,200
Tax credit certificates		—		1,614,091

	Ps.	13,014,036	Ps.	10,322,962

Non-current
Pérez Cuesta S.A.C.I (iii).	Ps.	5,628,135	Ps.	14,469,008
E-Commerce Latina S.A. (iv)		2,899,210		6,152,668
Retained interest in transferred credit card receivable (i)		2,567,194		4,665,499

	Ps.	11,094,539	Ps.	25,287,175

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5. Breakdown of the main captions (continued)

b. Investments (continued):

(i)	As part of its domestic credit card securitization program, the Company transfers credit card receivables to a Trust in exchange for certificates representing undivided interests in such receivables. The Company classified its retained interest in transferred credit card receivables into a separate balance sheet account and presented the related charge-offs of transferred credit card receivables as a reduction of credit revenues. The retained interest consists of certificates held by the Company (See Note 12 for details).
(ii)	Government bonds are not considered cash equivalent in the consolidated statements of cash flows.
(iii)	As of June 30, 2003, the Company owned a 18.9% interest in Pérez Cuesta. Between December 2000 and June 2001, Pérez Cuesta sold its 51% interest in the Bahia Blanca Plaza Shopping. As of June 30, 2003 and 2002, (accumulated losses) retained earnings of Pérez Cuesta totaled Ps. (2.5) million and Ps. 4.4 million, respectively.
(iv)	As of June 30, 2003, the Company owned a 49% interest in Altocity.Com through a 50% interest in E-Commerce Latina. As of June 30, 2003 and 2002 accumulated losses of E-Commerce Latina totaled Ps. 38.2 million and Ps. 31.7 million, respectively.

c. Accounts receivable, net:

	As of June 30,
	2003		2002 (As restated)
Current
Leases and services receivable	Ps.	20,464,030	Ps.	20,411,635
Credit card receivable		19,656,822		12,164,964
Checks to be deposited		6,177,030		14,550,825
Debtors under legal proceedings		22,054,254		23,342,106
Pass-through expenses receivable (i)		5,422,451		9,262,349
Mortgage receivable (ii)		305,895		310,944
Notes receivable		213,808		412,079
Less:
Allowance for doubtful accounts (Note 18.d)		(45,332,888)		(56,425,789)

	Ps.	28,961,402	Ps.	24,029,113

Non-current
Credit card receivable	Ps.	1,235,845	Ps.	2,195,363
Leases and services receivable		—		1,541,670
Mortgage receivable (ii)		1,158,850		1,564,252
Less:
Allowance for doubtful accounts (Note 18.d)		(53,921)		(74,877)

	Ps.	2,340,774	Ps.	5,226,408

(i)	Pass-through expenses receivable primarily represent maintenance and other operating costs relating to the common area of shopping centers paid by the Company on behalf of tenants.
(ii)	Mortgage receivable consists of fixed-rate mortgages. At June 30, 2003, the remaining principal balance consists of mortgage receivable from several borrowers. The amount due from the largest individual borrower was Ps. 94,152 at a contractual interest rate of 14%.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5. Breakdown of the main captions (continued)

d. Other receivables and prepaid expenses, net:

	As of June, 30
	2003		2002 (As restated)
Current
Related parties (Note 7)	Ps.	1,093,466	Ps.	1,133,578
Guarantee deposits (i)		889,951		817,789
Shareholders receivable		676,654		—
Advances to suppliers		350,000		350,000
Prepaid services		330,356		—
Interest rate swap receivable (ii)		306,866		—
Prepaid expenses		284,824		2,180,264
Prepaid gross sales tax		247,415		282,235
Other tax credits		112,200		180,886
Dividends receivable (Note 7)		75,000		84,278
Income tax credits		51,418		839,133
Others		433,312		212,772

	Ps.	4,851,462	Ps.	6,080,935

Non-Current
Asset tax credits	Ps.	25,771,356	Ps.	23,487,036
Deferred income tax		12,173,390		65,398,179
Interest rate swap receivable (ii)		8,172,241		—
Mortgage receivable (iii)		2,208,275		2,481,439
Guarantee deposits		646,666		3,662,700
Value Added Tax (“VAT”) receivable		550,381		641,161
Prepaid gross sales tax		318,153		431,865
Income tax credits		31,468		139,901
Others		17,911		87,297
Less:
Allowance for doubtful mortgage receivable (Note 18.d)		(2,208,275)		(2,481,439)

	Ps.	47,681,566	Ps.	93,848,139

(i)	Includes Ps. 0.1 million related to a deposit required as collateral for certain labor lawsuits of the Company.
(ii)	Represents the net amount of US$ 50 million deposited as collateral and US$ 47 million payable for the swap agreement. See Note 13 for details.
(iii)	Corresponds to a loan granted to an unaffiliated third party, accruing interest at an annual fixed rate of 14%. This loan is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5. Breakdown of the main captions (continued)

e. Trade accounts payable:

	As of June 30,
	2003		2002 (As restated)
Current
Suppliers	Ps.	16,130,519	Ps.	15,842,907
Accruals		2,384,358		1,758,375
Imports payable		963,817		1,493,963

	Ps.	19,478,694	Ps.	19,095,245

Non-current
Imports payable	Ps.	3,609,629	Ps.	6,873,772

	Ps.	3,609,629	Ps.	6,873,772

f. Short-term and long-term debt:

Short-term debt consists of the following:

	As of June 30,
	2003		2002 (As restated)
Uncollateralized loans plus accrued interest (i)	Ps.	5,983,770	Ps.	18,045,232
Senior Notes plus accrued interest (ii)		7,043,409		19,932,536
Accrued interest on Notes and Convertible Notes		8,010,719		1,773,741
Deferred financing cost		(1,873,143)		(4,223,105)
Seller financing plus accrued interest (iii)		5,491,231		4,082,220
Mortgage loans (iv)		43,294		145,145

	Ps.	24,699,280	Ps.	39,755,769

Long-term debt consist of the following:

	As of June 30,
	2003		2002 (As restated)
Convertible Notes (v)	Ps.	139,561,845	Ps.	—
Notes (vi)		49,621,000		57,803,128
Senior Notes (ii)		30,305,498		129,561,356
Interest rate swap payable (Note 13)		—		61,072,227
Deferred financing costs		(1,349,510)		(6,371,724)

	Ps.	218,138,833	Ps.	242,064,987

(i)	Generally, the Company’s short-term borrowings are in the form of overdraft facilities and/or bank loans with original maturities of less than one year. The weighted average interest rates on short-term debt were 9.59 and 8% plus a reference stabilization index (CER) as of June 30, 2003 and 2002, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes. The Company had unused lines of credit under the short-term bank lines of Ps. 10.8 million at June 30, 2003.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5. Breakdown of the main captions (continued)

f. Short-term and long-term debt (continued):

(ii)	On January 18, 2001, APSA together with its wholly owned subsidiary, SAPSA, issued US$ 120.0 million of Senior Notes. The Senior Notes were issued in three classes: US$ 40.0 million aggregate principal amount of Class A-2 Senior Notes, due January 13, 2005, priced at 100%; US$ 5.0 million aggregate principal amount of Class B-1 Senior Notes, due January 13, 2005, priced at 100%; and US$ 75.0 million aggregate principal amount of Class B-2 Senior Notes, maturing at various dates through January 13, 2005, priced at 100%. Interest on Class A-2, Class B-1 and Class B-2 Senior Notes accrues at a Badlar rate (as defined below) plus 395 basis points, 90-day Libor plus 475 basis points and Badlar rate plus 395 basis points, respectively (“30-day Badlar” represents a referenced average interest rate payable by several private banks in Argentina to US dollar-denominated time deposits of US$ 1 million or more, as adjusted in accordance with a specified formula). Pursuant to Decree N° 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002, an adjusting index (CER) is being applied to the balances. As of June 30, 2003, the rate applied to this debt was 8% per annum. The Company used a portion of the proceeds received from the issuance of Convertible Notes to repurchase Class A-2 and Class B-2 Senior Notes for Ps. 52.8 million. The Senior Notes are collateralized by a pledge on the shares of SAPSA. The Senior Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios.
(iii)	As of June 30, 2003 this balance included a principal amount of Ps. 3.3 million relating to the seller financing obtained in the acquisition of Shopping Neuquén, and Ps. 1.6 million relating to the CER. Such seller financing accrues interest at six-month LIBOR. As of June 30, 2003, the six-month LIBOR was 1.10%.
(iv)	As of June 30, 2003 this balance included Ps. 0.04 million related to a loan collateralized by a mortgage on certain property of the Company, which book value is Ps. 3.3 million as of such date.
(v)	See Note 16, for details of the issuance of Convertible Notes.
(vi)	On April 7, 2000, the Company issued Ps. 85.0 million 14.875% unsecured notes due April 7, 2005 (the “Notes”). Interest on the Notes are payable semiannually on April 7 and October 7 of each year, commencing October 7, 2000. Proceeds from this issuance were used to repay certain outstanding bridge financing obtained by the Company. The Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios. During the years ended June 30, 2003 and 2002, the Company redeemed of Ps. 1.8 million and Ps. 17.4 million of the Notes respectively, at different prices below par plus accrued interest.

g. Salaries and social security payable:

	As of June 30,
	2003		2002 (As restated)
Provision for vacation and bonuses	Ps.	2,605,921	Ps.	621,193
Social security payable		651,521		633,212
Salaries payable		360,886		283,924
Other		164,698		60,286

	Ps.	3,783,026	Ps.	1,598,615

h. Taxes payable:

	As of June 30,
	2003		2002 (As restated)
VAT payable, net	Ps.	2,069,899	Ps.	4,562,343
Asset tax payable, net		2,117,320		3,540,233
Other tax withholdings		575,858		169,220
Gross sales tax provision		461,569		1,589,880
Income tax, net		263,697		764,932
Gross sales tax withholdings		261,305		250,953
Property tax provision		34,211		31,344
Other taxes		28,359		2,295,883

	Ps.	5,812,218	Ps.	13,204,788

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5. Breakdown of the main captions (continued)

i. Customer advances:

	As of June 30,
	2003		2002 (As restated)
Current
Admission rights (i)	Ps.	7,442,488	Ps.	6,769,618
Lease advances (ii)		3,320,211		2,526,663
Torres Abasto advances		393,617		648,859
Guarantee deposits		55,802		207,316

	Ps.	11,212,118	Ps.	10,152,456

Non-current
Admission rights (i)		14,044,014		16,743,565
Lease advances (ii)		11,198,147		11,332,135
Guarantee deposits		75,964		310,611

	Ps.	25,318,125	Ps.	28,386,311

(i)	Admission rights represent non-refundable fees received from tenants upon entering into lease agreements with the Company. These amounts are deferred and amortized to income under the straight-line basis over the respective terms of the agreements. Also, the non-current balance includes an advance of Ps. 4.5 million from NAI in connection with the Rosario Project.
(ii)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 8.2 million as of June 30, 2003, respectively and Ps. 1.3 million and Ps. 10.1 million as of June 30, 2002, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of June 30, 2003 the six-month LIBOR was 1.10%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the space it rents.

j. Other liabilities:

	As of June 30,
	2003		2002 (As restated)
Current
Accrual for directors fees, net (Note 7)	Ps.	3,164,123	Ps.	1,260,548
Donations payable		1,558,305		—
Contributed leasehold improvements (i)		212,220		212,220
Withholdings and guarantee deposits		—		408,469
Others		715,294		252,372

	Ps.	5,649,942	Ps.	2,133,609

Non-current
Contributed leasehold improvements (i)		901,924		1,114,155
Withholdings and guarantee deposits		12,000		53,562

	Ps.	913,924	Ps.	1,167,717

(i)	Contributed leasehold improvements relate to improvements made by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the improvements as fixed asset based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2003 and 2002.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5. Breakdown of the main captions (continued)

k. Provisions:

	As of June 30,
	2003		2002 (As restated)
Current
Provision for contingencies (i) (Note 18.d.)	Ps.	—	Ps.	3,903,734

	Ps.	—	Ps.	3,903,734

Non-current
Provision for contingencies (i) (Note 18.d.)		3,927,125		4,938,067

	Ps.	3,927,125	Ps.	4,938,067

(i)	This reserve relates to: (a) labor lawsuits filed against the Company, (b) an assessment issued by the national fiscal authorities to the Company relating to differences in the computation of estimated useful lives of shopping centers, and (c) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

6. Shareholders’ equity

a. Common stock

As of June 30, 2003, the Company had 704.8 million authorized and outstanding shares of common stock, having a par value of Ps. 0.10 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There was no share activity during the years ended June 30, 2001 and 2002. During fiscal year 2003, certain holders of the Convertible Notes exercised its conversion rights and, as a result, the Company issued 4.8 million shares of common stock.

b. Inflation adjustment of common stock

The Company’s financial statements were prepared on the basis of general price-level accounting, which reflects changes in the purchasing power of the Argentine Peso in the historical financial statements. Accordingly, the annual inflation adjustment related to common stock was appropriated to an inflation adjustment reserve, which forms part of shareholders’ equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

c. Restrictions on distribution of profits

In accordance with the Argentine Corporations Law and the Company’s by-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

7. Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			(Expense) income included in the Statements of income for the years ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2003		2002 (As restated)		2001 (As restated)		2003	2002 (As restated)
IRSA	Shareholder	Non Current payable with related parties (*)	Ps.	—	Ps.	—	Ps.	—	Ps. —	Ps.	(84,050,093)
IRSA	Shareholder	Other current receivables and prepaid expenses		—		—		—	121,869		726,096
IRSA	Shareholder	Accrued interest		114,941		—		—	—		—
IRSA	Shareholder	Accrued interest and CER		5,924,880		23,759,081		—	—		—
IRSA	Shareholder	Current payable with related parties		—		—		—	(4,585,754)		(465,956)
IRSA	Shareholder	Administrative expenses		—		—		(277,208)
Inversora Bolívar S.A.	Subsidiary of IRSA	Other current receivables and prepaid expenses		—		—		—	680,049		31,761
Inversora Bolívar S.A.	Subsidiary of IRSA	Accrued interest		32,247		—		—	—		—
Inversora Bolívar S.A.	Subsidiary of IRSA	Accrued interest		—		—		(97,990)	—		—
Dalor S.A.	Minority shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Current payable with related parties		—		—		—	(172,661)		(180,483)
Dalor S.A.	Minority shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Accrued interest		(52,133)		(25,656)		(50,000)	—		—
Dolphin Fund Limited	Shareholder	Current payable with related parties		—		—		—	(184,503)		—
Goldman Sachs and Co.	Shareholder	Current payable with related parties		—		—		—	(6,512)		(7,317)
Parque Arauco	Shareholder	Accrued interest and CER		2,985,641		(1,981,521)		—	—		—
Parque Arauco	Shareholder	Non Current payable with related parties (*)		—		—		—	—		(43,917,148)
Parque Arauco	Shareholder	Current payable with parties		—		—		—	(2,154,970)		—
Pérez Cuesta S.A.C.I.	Equity investee	Dividends receivable		—		—		—	75,000		84,278
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses		—		—		—	16,566		14,120
Altocity.Com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses		—		—		—	58,417		350,225
Altocity.Com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties		—		—		—	(79,198)		(6,287)
Altocity.Com S.A.	Subsidiary of E-Commerce Latina S.A.	Leases		—		—		379,870	—		—
Altocity.Com S.A.	Subsidiary of E-Commerce Latina S.A.	Administrative expenses		—		—		(10,164)	—		—
Cresud S.A.	Shareholder of IRSA	Other current receivables and prepaid expenses		—		—		—	216,565		11,376
Cresud S.A.	Shareholder of IRSA	Current payable with related parties		—		—		—	(261,383)		(52,216)
Directors fees	—	Other current liabilities		—		—		—	(3,164,123)		(1,260,548)
Directors fees	—	Administrative expenses		(4,133,108)		(2,173,930)		(2,213,224)	—		—

(*)	Amounts bear interest at market rates.

As discussed in Note 16, in August 2002 the Company issued US$ 50 million of Convertible Notes. IRSA, a shareholder of the Company, subscribed US$ 30.0 million of the Company’s Convertible Notes. For details of the issuance, see Note 16.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

8. Financial results, net

	Years ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Generated by assets:
Loss on exposure to inflation	Ps.	(12,096,767)	Ps.	(89,738,413)	Ps.	—
Impairment of long-lived assets, net		10,473,362		(62,770,980)		—
Interest income		5,664,471		5,402,266		3,611,967
Interest income from related parties (Note 7)		147,188		—		—

	Ps.	4,188,254	Ps.	(147,107,127)	Ps.	3,611,967

Generated by liabilities:
Interest (expense) income	Ps.	(36,087,043)	Ps.	157,864,386	Ps.	(75,802,344)
Results from derivative instruments		79,874,409		(162,185,608)		(9,540,881)
Exchange differences, net		50,152,823		(862,045)		(36,200)
Gain on exposure to inflation		5,737,266		40,691,478		—
Interest with related parties (Note 7)		8,910,521		21,777,560		(97,990)
Gain on repurchase of debt (See Note 9 (i))		6,749,108		—		—
Others		(884,201)		(1,367,599)		(404,720)

	Ps.	114,452,883	Ps.	55,918,172	Ps.	(85,882,135)

	Ps.	118,641,137	Ps.	(91,188,955)	Ps.	(82,270,168)

9. Other income (expense), net

	Years ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Gain (loss) on repurchase of debt (i)	Ps.	13,029,776	Ps.	(395,868)	Ps.	2,845,538
Gain from sale of intangible assets		2,097,878		—		—
(Loss) gain from sale of fixed assets		—		(11,943)		351,985
Allowance for doubtful mortgage receivable		—		(2,855,832)		(1,998,466)
Donations		(1,944,025)		(99,754)		(348,316)
Provision for contingencies		(2,147,844)		(7,194,847)		(199,175)
Recovery of provision for contingencies		26,982		117,306		163,316
Write-off of abandoned investment projects		—		(333,222)		(419,079)
Others		2,209,102		(65,098)		(702,481)

	Ps.	13,271,869	Ps.	(10,839,258)	Ps.	(306,678)

(i)	During the year ended June 30, 2003, the Company repurchased a portion of the Senior Notes and the Notes (Ps. 80.8 million and Ps. 1.8 million, respectively), at different prices below par plus accrued interest. In connection with the repurchase, the Company recorded a gain of Ps. 19.8 million. (Ps. 11.0 million, after tax). Such gain is net of a charge of Ps. 5.4 million relating to the amortization of deferred financing costs associated with the repurchased obligations.

During the year ended June 30, 2002, the Company repurchased Notes for Ps. 17.4 million, at different prices below par plus accrued interest. In connection with the repurchase, the Company recorded a gain of Ps. 0.3 million. (Ps. 0.2 million, after tax). Such gain is net of a charge of Ps. 0.7 million relating to the amortization of deferred financing costs associated with the repurchased obligations.

During the year ended June 30, 2001, the Company repurchased a portion of the Senior Notes and the Notes (US$ 2.5 million and Ps. 39.7 million, respectively) at 100% and different prices below par plus accrued interest, respectively. In connection with the repurchase, the Company recorded a gain of Ps. 3.9 million. (Ps. 2.5 million, after tax). Such reported gain is net of a charge of Ps. 1.1 million relating to the amortization of deferred financing costs associated with the repurchased obligations.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10. Segment information

General information

As described in Note 3.d, the Company adopted new accounting standards in fiscal year 2003. As a result, the Company is required to disclose segment information in accordance with RT 18. The application of this standard did not affect the presentation since the Company already disclosed this information in prior years. However, the Company has restated its prior year segment information to reflect on a comparative basis a change occurred in the reportable segments during 2003. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. At June 30, 2003 the Company has three reportable segments. These segments are “leases and services”, “credit card operations” and “others”. Others include sales and development properties and e-commerce activities. In prior years the Company had reported sales and development properties as a separate segment.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop.

•	Others

As stated above, this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings properties (sales and development properties) and also includes the development stage e-commerce activities (e-commerce activities) of Alto Invest. Alto Invest was a web-based provider of comprehensive investing tools, planning and financial information and primarily generated its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased on-line operations and started in fiscal year 2003 the provision of advisory and consulting services. Although results of e-commerce operations are separated for management internal reporting purposes, all related revenues and associated costs are included within “leases and services” in the accompanying consolidated statement of income.

The Company’s primary operations are located in Argentina. All revenues and long-lived assets are attributable to the Company’s country of domicile.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10. Segment information (continued)

As of and for the year ended June 30, 2003:

	Leases and services		Credit card Operations		Other		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2003
Sales	Ps.	88,953,531	Ps.	24,934,629	Ps.	655,149	Ps.	114,543,309	Ps	(i) (327,886)	Ps.	114,215,423
Costs		(58,243,230)		(10,544,803)		(1,001,402)		(69,789,435)		(i) (ii)2,214,568		(67,574,867)

Gross profit (loss)	Ps.	30,710,301	Ps.	14,389,826	Ps.	(346,253)	Ps.	44,753,874	Ps.	1,886,682	Ps.	46,640,556

Selling expenses		(7,251,012)		(10,246,197)		(96,328)		(17,593,537)		—		(17,593,537)
Administrative expenses		(12,321,778)		(5,886,895)		(18,809)		(18,227,482)		—		(18,227,482)
Net loss in credit card trust		—		(4,077,136)		—		(4,077,136)		—		(4,077,136)
Torres de Abasto unit contracts’ rescissions		—		—		9,682		9,682		—		9,682

Operating income (loss)	Ps.	11,137,511	Ps.	(5,820,402)	Ps.	(451,708)	Ps.	4,865,401	Ps.	1,886,682	Ps.	6,752,083

Equity loss from related companies		(8,818,720)		—		(3,253,455)		(12,072,175)		—		(12,072,175)
Amortization of goodwill		(4,584,787)		(242,268)		—		(4,827,055)		—		(4,827,055)
Financial results, net		118,459,391		557,476		1,510,952		120,527,819		(ii) (1,886,682)		118,641,137
Other income, net		12,532,691		10,777		728,401		13,271,869		—		13,271,869

Income (loss) before taxes and minority interest	Ps.	128,726,086	Ps.	(5,494,417)	Ps.	(1,465,810)	Ps.	121,765,859	Ps.	—	Ps.	121,765,859

Income tax		(48,786,860)		939,582		1,092,177		(46,755,101)		—		(46,755,101)
Minority interest		1,463,862		862,514		13,471		2,339,847		—		2,339,847

Net income (loss)	Ps.	81,403,088	Ps.	(3,692,321)	Ps.	(360,162)	Ps.	77,350,605	Ps.	—	Ps.	77,350,605

Depreciation and amortization		56,187,889		4,893,095		302,253		61,383,237		—		61,383,237
Additions of fixed assets		2,175,845		243,536		28,606		2,447,987		—		2,447,987
Investment in equity method investees (see note 5.b.(iii) and (iv))		5,628,135		—		2,899,210		8,527,345		—		8,527,345

Operating assets		870,859,020		20,788,426		3,122,850		894,770,296		—		894,770,296
Non operating assets		181,968,662		13,816,991		25,829,929		221,615,582		(iii) (12,048,853)		209,566,729

Total Assets	Ps.	1,052,827,682	Ps.	34,605,417	Ps.	28,952,779	Ps.	1,116,385,878	Ps.	(12,048,853)	Ps.	1,104,337,025

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10. Segment information (continued)

As of and for the year ended June 30, 2002 (As restated):

	Leases and services		Credit card Operations		Other		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2002
Sales	Ps.	146,846,540	Ps.	45,840,408	Ps.	3,961,356	Ps.	196,648,304	Ps.	(i) (682,077)	Ps.	195,966,227
Costs		(72,746,300)		(16,724,098)		(5,723,141)		(95,193,539)		(i) (ii) 4,122,973		(91,070,566)

Gross profit (loss)	Ps.	74,100,240	Ps.	29,116,310	Ps.	(1,761,785)	Ps.	101,454,765	Ps.	3,440,896	Ps.	104,895,661

Selling expenses		(41,696,110)		(21,034,672)		(481,044)		(63,211,826)		—		(63,211,826)
Administrative expenses		(13,302,480)		(12,031,436)		(49,581)		(25,383,497)		—		(25,383,497)
Torres de Abasto unit contracts´ rescissions		—		—		60,394		60,394		—		60,394
Net loss in credit card trust		—		(4,068,787)		—		(4,068,787)		—		(4,068,787)

Operating income (loss)	Ps.	19,101,650	Ps.	(8,018,585)	Ps.	(2,232,016)	Ps.	8,851,049	Ps.	3,440,896	Ps.	12,291,945

Equity gain (loss) from related companies (i)		3,149,562		—		(8,044,604)		(4,895,042)		—		(4,895,042)
Amortization of goodwill		(4,584,557)		(242,255)		—		(4,826,812)		—		(4,826,812)
Financial results, net		(78,257,741)		(3,210,408)		(6,279,910)		(87,748,059)		(ii) (3,440,896)		(91,188,955)
Other expense, net		(10,280,349)		(153,364)		(405,545)		(10,839,258)		—		(10,839,258)

Loss before taxes and minority interest	Ps.	(70,871,435)	Ps.	(11,624,612)	Ps.	(16,962,075)	Ps.	(99,458,122)	Ps.	—	Ps.	(99,458,122)

Income tax		81,458,309		1,484,303		49,942		82,992,554		—		82,992,554
Minority interest		2,862,408		1,979,611		271,741		5,113,760		—		5,113,760

Net income (loss)	Ps.	13,449,282	Ps.	(8,160,698)	Ps.	(16,640,392)	Ps.	(11,351,808)	Ps.	—	Ps.	(11,351,808)

Depreciation and amortization		61,846,975		4,339,227		325,199		66,511,401		—		66,511,401
Additions of fixed assets		3,047,482		443,020		—		3,490,502		—		3,490,502
Investment in equity method investees (see note 5.b.(iii) and (iv))		14,469,008		—		6,152,668		20,621,676		—		20,621,676

Operating assets		963,515,893		11,920,402		2,767,843		978,204,138		—		978,204,138
Non operating assets		179,251,590		31,299,090		27,468,427		238,019,107		(iii) (15,183,870)		222,835,237

Total Assets	Ps.	1,142,767,483	Ps.	43,219,492	Ps.	30,236,270	Ps.	1,216,223,245	Ps.	(15,183,870)	Ps.	1,201,039,375

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10. Segment information (continued)

As of and for the year ended June 30, 2001 (As restated):

	Leases and services		Credit card Operations		Other		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2001
Sales	Ps.	204,689,737	Ps.	49,210,500	Ps.	13,152,907	Ps.	267,053,144	Ps.	(ii) (1,004,412)	Ps.	266,048,732

Costs		(73,009,830)		(20,660,461)		(15,862,126)		(109,532,417)		(ii) (iii) 5,194,941		(104,337,476)

Gross profit (loss)	Ps.	131,679,907	Ps.	28,550,039	Ps.	(2,709,219)	Ps.	157,520,727	Ps.	4,190,529	Ps.	161,711,256

Selling expenses		(24,255,261)		(13,617,576)		(2,262,646)		(40,135,483)		—		(40,135,483)
Administrative expenses		(20,883,252)		(13,143,831)		(620,508)		(34,647,591)		—		(34,647,591)
Torres de Abasto unit contracts’ rescissions		—		—		(29,404)		(29,404)		—		(29,404)
Net income in credit card trust		—		2,313,746		—		2,313,746		—		2,313,746

Operating income (loss)	Ps.	86,541,394	Ps.	4,102,378	Ps.	(5,621,777)	Ps.	85,021,995	Ps.	4,190,529	Ps.	89,212,524

Equity loss from related companies (i)		(3,084,608)		—		—		(3,084,608)		—		(3,084,608)
Amortization of goodwill		(4,584,804)		(242,255)		—		(4,827,059)		—		(4,827,059)
Financial results, net		(78,660,239)		—		580,600		(78,079,639)		(iii) (4,190,529)		(82,270,168)

Other (expense) income, net		(369,950)		162,604		(99,332)		(306,678)		—		(306,678)

(Loss) income before taxes and minority interest	Ps.	(158,207)	Ps.	4,022,727	Ps.	(5,140,509)	Ps.	(1,275,989)	Ps.	—	Ps.	(1,275,989)

Income tax		(4,958,811)		(282,163)		—		(5,240,974)		—		(5,240,974)
Minority interest		(1,057,470)		(852,998)		1,009,681		(900,787)		—		(900,787)

Net (loss) income	Ps.	(6,174,488)	Ps.	2,887,566	Ps.	(4,130,828)	Ps.	(7,417,750)	Ps.	—	Ps.	(7,417,750)

Depreciation and amortization		67,221,286		3,225,401		1,781,080		72,227,767		—		72,227,767
Additions of fixed assets		21,625,786		1,876,482		170,425		23,672,693		—		23,672,693
Investment in equity method investees		11,321,259		—		14,197,273		25,518,532		—		25,518,532

Operating assets		1,060,107,785		50,652,459		14,520,396		1,125,280,640		—		1,125,280,640
Non operating assets		221,804,513		34,360,402		46,879,205		303,044,120		(iv) (30,441,514)		272,602,606

Total Assets	Ps.	1,281,912,298	Ps.	85,012,861	Ps.	61,399,601	Ps.	1,428,324,760	Ps.	(30,441,514)	Ps.	1,397,883,246

(i)	The Company formed E-Commerce Latina in December, 1999. The issuance of stock by E-Commerce Latina to Telefónica decreased the Company’s percentage of ownership in E-Commerce Latina and the value assigned to the E-Commerce Latina’s common stock issued under the transaction was substantially more than the Company’s carrying amount per share of E-commerce stock, thus triggering a change in the Company’s interest in E-Commerce Latina. The change in the Company’s interest resulted in the recognition of a deferred gain since E-Commerce Latina is in the early stage of development and the realizability of the gain is not assured. This deferred gain is recognized in the non-current investments line item of the consolidated balance sheet. This gain is being amortized to income as the investee incurs operating losses. Therefore, no results from E-Commerce Latina’s operations are presented in this segment information table.
(ii)	Represents inter-segment lease revenues and expenses.
(iii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iv)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

11. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2003 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Investments (1)	Ps.	5,313,674	Ps.	—	Ps.	834,034	Ps.	3,397,215	Ps.	2,567,194	Ps.	—	Ps.	3,469,113	Ps.	15,581,230
Accounts receivable, net		13,993,342		3,043,497		1,107,190		1,005,232		2,340,774		9,812,141		—		31,302,176
Other receivables and prepaid expenses, net		1,820,836		264,075		1,076,403		415,710		46,194,469		—		2,761,535		52,533,028

	Ps.	21,127,852	Ps.	3,307,572	Ps.	3,017,627	Ps.	4,818,157	Ps.	51,102,437	Ps.	9,812,141	Ps.	6,230,648	Ps.	99,416,434

Liabilities
Trade accounts payable	Ps.	14,447,258	Ps.	275,906	Ps.	325,438	Ps.	974,656	Ps.	3,609,629	Ps.	3,455,436	Ps.	—	Ps.	23,088,323
Customer advances		3,592,067		2,693,531		2,480,507		2,446,013		25,318,125		—		—		36,530,243
Short-term and long-term debt		7,352,720		1,500,952		10,843,785		—		218,138,833		—		5,001,823		242,838,113
Related parties		6,380,002		—		—		—		—		—		1,064,979		7,444,981
Other liabilities (2)		8,458,000		5,845,461		758,705		520,698		913,924		—		3,927,125		20,423,913

	Ps.	40,230,047	Ps.	10,315,850	Ps.	14,408,435	Ps.	3,941,367	Ps.	247,980,511	Ps.	3,455,436	Ps.	9,993,927	Ps.	330,325,573

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Assets
Investments (1)	Ps.	—	Ps.	—	Ps.	8,294,980	Ps.	—	Ps.	4,719,056	Ps.	2,567,194	Ps.	15,581,230
Accounts receivable, net		—		—		305,895		1,158,850		28,655,507		1,181,924		31,302,176
Other receivables and prepaid expenses, net		1,406,851		8,172,242		—		—		3,444,611		39,509,324		52,533,028

	Ps.	1,406,851	Ps.	8,172,242	Ps.	8,600,875	Ps.	1,158,850	Ps.	36,819,174	Ps.	43,258,442	Ps.	99,416,434

Liabilities
Trade accounts payable	Ps.	—	Ps.	3,609,629	Ps.	963,817	Ps.	—	Ps.	18,514,877	Ps.	—	Ps.	23,088,323
Customer advances		—		—		1,220,000		8,222,190		9,992,118		17,095,935		36,530,243
Short-term and long-term debt		4,174,281		187,833,335		11,456,802		30,305,498		9,068,197		—		242,838,113
Related parties		7,444,981		—		—		—		—		—		7,444,981
Other liabilities (2)		—		—		—		—		15,582,864		4,841,049		20,423,913

	Ps.	11,619,262	Ps.	191,442,964	Ps.	13,640,619	Ps.	38,527,688	Ps.	53,158,056	Ps.	21,936,984	Ps.	330,325,573

(1)	Represents mutual funds, government bonds and retained interest in transferred credit card receivables.
(2)	Represents salaries and social security payable, taxes payable, dividends payable, other liabilities and provisions.

12. Tarshop credit card receivables securitization

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 102.7 million of its customer credit card receivable balances to Trusts in exchange for Ps.80.6 million in net cash proceeds. Under the securitization programs, the Trusts issued Ps. 14.5 million nominal value subordinated CPs, Ps. 26.7 million 12% fixed-rate interest TDFs, Ps. 22.5 million 18% fixed-rate interest TDFs, and Ps. 17.1 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.7 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

13. Derivative Instruments

The Company’s derivative activity during fiscal years 2003, 2002 and 2001 is presented below:

(i) Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005 that as of June 30, 2003 its estimated settlement cost was of US$ 47.1 million. Prior to the adoption of the new accounting standards, the fair value of the swap agreement had not been recognized in the Company’s financial statements. Any differential to be paid or received under this agreement had been accrued and recognized as an adjustment to interest expense in the statement of income. As described in Note 3.d., the Company adopted new accounting standards on July 1, 2002 pursuant to which the swap agreement is carried on the consolidated balance sheet at fair market value. The Company has restated its prior year financial statements to give retroactive effect to the newly accounting standards. See also Note 3.d. for details effects of the restatement. The fair market value of the swap agreement amounted to US$ (47.1) million and US$ (72.7) million at June 30, 2003 and 2002, respectively. During the years ended June 30, 2003, 2002 and 2001 the Company recognized a gain (loss) of Ps. 79.9 million, Ps. (162.5) million and Ps. (2.3) million, respectively. The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

(ii) Foreign currency forward-exchange contracts

During fiscal years 2001 and 2002, consistent with the Company’s risk management policies, the Company used foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. At June 30, 2001, the Company had three outstanding foreign currency forward-exchange contracts with financial institutions to sell an aggregate amount of US$ 80.0 million with a final maturity through September 15, 2001. The Company recognized a net gain (loss) of Ps. 0.3 million and Ps. (7.2) million for the years ended June 30, 2002 and 2001, respectively, related to these contracts.

14. Earnings per share

The following tables set forth the computation of basic and diluted net income (loss) per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Numerator:
Net income (loss) available to common shareholders	Ps.	77,350,605	Ps.	(11,351,808)	Ps.	(7,417,750)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		14,636,950		—		—
Foreign currency exchange gain		(41,774,272)		—		—
Income tax effects		9,498,063		—		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	59,711,346	Ps.	(11,351,808)	Ps.	(7,417,750)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

14. Earnings per share (continued)

	Year ended June 30,
	2003		2002 (As restated)		2001 (As restated)
Denominator:
Weighted-average number of shares outstanding		701,016,763		700,000,000		700,000,000
Plus: incremental shares of assumed conversions:
Convertible debt		1,326,531,395		—		—

Adjusted weighted-average number of shares		2,027,548,158		700,000,000		700,000,000

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.11	Ps.	(0.02)	Ps.	(0.01)
Diluted net income (loss) per common share		0.03		(0.02)		(0.01)

15. Income taxes

As described in Note 4.k, the Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax benefit (expense) for the years ended June 30, 2003, 2002 and 2001 consists of the following:

	2003		2002 (As restated)		2001 (As restated)
Current income tax expense	Ps.	729,521	Ps.	1,450,071	Ps.	2,648,338
Deferred income tax expense (benefit)		46,025,580		(84,442,625)		2,592,636

Income tax expense (benefit)	Ps.	46,755,101	Ps.	(82,992,554)	Ps.	5,240,974

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2003 and 2002 are presented below:

	2003
	Balances at beginning of year		Effect of the adjustment for inflation on initial balances		Changes for the year		Balances at year- end
Deferred tax assets (liabilities):
Investments	Ps.	(1,105)	Ps.	(137)	Ps.	(182,928)	Ps.	(184,170)
Accounts receivable		2,628,997		325,207		3,145,767		6,099,971
Other receivables and prepaid expenses		—		—		232,670		232,670
Inventory		27,570		3,410		(178,041)		(147,061)
Fixed assets		(8,914,382)		(1,102,709)		991,834		(9,025,257)
Intangible assets		(1,736,086)		(214,754)		216,559		(1,734,281)
Short-term and long-term debt		18,026,536		2,229,882		(19,644,432)		611,986
Other liabilities		2,274,260		281,325		(1,033,726)		1,521,859
Tax loss carryforward		47,451,374		5,869,734		(38,225,052)		15,096,056
Valuation allowance		(1,558,194)		(192,749)		1,452,560		(298,383)

Net deferred income tax asset (liability)	Ps.	58,198,970	Ps.	7,199,209	Ps.	(53,224,789)	Ps.	12,173,390

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15. Income taxes (continued)

Income tax expense (benefit) for the years ended June 30, 2003, 2002 and 2001 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax (loss) income as a result of the following:

	2003		2002 (As restated)		2001 (As restated)
Income tax expense (benefit) at statutory tax rate on pretax income (loss)	Ps.	42,618,051	Ps.	(34,810,343)	Ps.	(446,596)
Non-deductible expenses		4,836,124		2,018,238		1,284,682
Net loss in related companies		260,902		9,676,388		(22,398)
Change in valuation allowance		(1,117,840)		—		—
Inflation adjustment		(202,106)		(101,406,682)		—
Others, net		359,970		41,529,845		4,425,286

Income tax expense (benefit)	Ps.	46,755,101	Ps.	(82,992,554)	Ps.	5,240,974

As of June 30, 2003 the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 43.1 million, which expire at various dates beginning in 2004 and ending in 2009.

16. Issuance of Convertible Notes

On August 20, 2002 the Company issued US$ 50 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. Proceeds from the issuance of Convertible Notes were used to repaid short-term bank loans for Ps. 27.3 million and for the redemption of the Senior Notes for a principal amount of Ps. 52.8 million. The Convertible Notes mature on July 19, 2006, accrues interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time, of Ps. 0.10 par value per share at a conversion rate of 30.8642 per U.S. dollar. In the event all bondholders exercise their conversion right, the Company’s common shares would increase from 70.0 million to 224.3 million.

The issuance of the Convertible Notes was approved by the shareholders on December 4, 2001 and by the National Securities Commission on March 15, 2002, and authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002.

During fiscal year 2003, holders of approximately US$ 0.2 million Convertible Notes exercised their conversion rights and, as a result, the Company issued 4,829,740 common shares. At June 30, 2003 the outstanding balance of Convertible Notes amounted to US$ 49.8 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

As discussed in Notes 3.c. and 4.k., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV resolutions represent a departure from generally accepted accounting principles in Argentina. However, such departure did not have a material effect on the accompanying consolidated financial statements.

I. Difference in measurement methods

The following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation through February 28, 2003, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Years ended June 30,
	2003		2002 (Restated)		2001 (Restated)
Reconciliation of net income (loss):
Net income (loss) as reported under Argentine GAAP	Ps.	77,350,605	Ps.	(11,351,808)	Ps.	(7,417,750)
US GAAP adjustments:
Revenue recognition from sales of development properties (Note 17.I.b)		—		220,772		(120,783)
Pre-operating and advertising expenses
-Original value (Note 17.I.d)		(181,963)		(406,541)		(1,906,044)
-Amortization (Note 17.I.d)		2,082,186		2,008,199		8,020,102
Web site development costs (Note 17.I.e)		—		—		783,986
Software obtained for internal use (Note 17.I.f)		128,812		179,323		(184,535)
Amortization expense (Note 17.I.h)		4,827,055		(2,484,824)		(562,035)
Non-current investments in unconsolidated affiliated companies (Note 17.I.i)		197,438		(3,444,385)		828,441
Accounting for changes in interest in unconsolidated affiliated companies (Note 17.I.j)		—		(297,532)		(9,463,523)
Accounting for changes in interest in consolidated affiliated companies (Note 17.I.k)		(20,384)		—		(73,074)
Securitization accounting (Note 17.I.m)		5,244,746		(1,004,416)		(4,840,028)
Available-for-sale securities (Note 17.I.n)		(271,338)		(6,019)		(26,690)
Deferred charges (Note 17.I.o)		213,260		(62,359)		(150,901)
Amortization of fees related to the Senior Notes (Note 17.I.p)		503,664		(1,029,226)		(473,225)
Present-value accounting (Note 17.I.r)		1,281,622		—		—
Restoration of previously recognized impairment losses (Note 17.I.s)		(15,676,731)		—		—
Income tax (Note 17.I.t)		(10,993,063)		(147,026,476)		168,486
Minority interest (Note 17.I.u)		(828,755)		2,913,719		1,193,237

Net income (loss) under US GAAP	Ps.	63,857,154	Ps.	(161,791,573)	Ps.	(14,224,336)

Earnings per share under US GAAP (Note 17.II.l):
Basic net income (loss) per common share	Ps.	0.09	Ps.	(0.23)	Ps.	(0.02)
Diluted net income (loss) per common share	Ps.	0.02	Ps.	(0.23)	Ps.	(0.02)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

	Years ended June 30,
	2003	2002 (Restated)
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	Ps.759,250,907	Ps.681,415,760
US GAAP adjustments:
Appraisal revaluation of fixed assets (Note 17.I.c)	(3,952,571)	(3,952,571)
Pre-operating and advertising expenses
-Original value (Note 17.I.d)	(17,365,704)	(52,732,359)
-Accumulated amortization (Note 17.I.d)	15,838,829	49,305,261
Software obtained for internal use (Note 17.I.f)	(186,067)	(314,879)
Differences in basis relating to purchase accounting
-Original value (Note 17.I.g)	12,648,457	12,648,457
-Accumulated amortization (Note 17.I.h)	93,331	(4,733,724)
Non-current investments in unconsolidated affiliated companies (Note 17.I.i)	(4,238,240)	(4,435,678)
Securitization accounting (Note 17.I.m)	(813,198)	(6,057,944)
Deferred charges (Note 17.I.o)	—	(213,260)
Amortization of fees related to the Senior Notes (Note 17.I.p)	(998,787)	(1,502,451)
Present-value accounting (Note 17.I.r)	1,281,622	—
Restoration of previously recognized impairment losses (Note 17.I.s)	(15,676,731)	—
Deferred income tax (Note 17.I.t)	(154,119,130)	(143,031,099)
Minority interest (Note 17.I.u)	2,974,017	3,857,470

Shareholders’ equity under US GAAP	Ps.594,736,735	Ps.530,252,983

Description of changes in shareholders’ equity under US GAAP:

	Years ended June 30,
	2003	2002
Shareholders’ equity as of the beginning of the year	Ps.530,252,983	Ps.694,269,043
Conversion of debt into common stock	484,542	—
Other comprehensive income (loss)	142,056	(2,224,487)
Net income (loss) under US GAAP	63,857,154	(161,791,573)

Shareholders’ equity as of the end of the year	Ps.594,736,735	Ps.530,252,983

a) Restatement of Argentine GAAP figures and its effects on the US GAAP reconciliation

As more fully described in Note 3.d, effective July 1, 2002 the Company adopted new accounting standards related to valuation and disclosure criteria. As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standards, except for certain valuation and disclosure criteria that in accordance with the transition provisions have been applied for prospectively.

As a result, the US GAAP reconciliation footnote has also been restated to reflect the above-mentioned changes in accounting standards. However, this restatement did not affect the originally reported US GAAP amounts of consolidated net loss for the years ended June 30, 2002 and 2001 and of consolidated shareholders’ equity as of June 30, 2002.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

b) Revenue recognition issues

•	Revenue from sales of development properties

Under Argentine GAAP, the Company recognizes revenue from sales of development properties under fixed-priced construction contracts following the percentage-of-completion method.

Under US GAAP, the Company applies Statement of Financial Accounting Standards (“SFAS”) No. 66 “Accounting for Sales of Real Estate”, which requires revenue to be measured under the percentage-of-completion method if the Company meets certain criteria. If the criteria are not met, either the installment method or the deposit method is used. Under the installment method cash receipts are apportioned between cost recovered and profit, while under the deposit method, no revenue is recognized and cash receipts are recorded as customer advances. The Company determined that revenue recognition under the installment method was appropriate for certain sales contracts.

Following is a description of revenues from sales of development properties, their associated costs and related loss on Torres de Abasto unit contracts’ rescissions under US GAAP for the years ended June 30, 2003, 2002 and 2001, respectively.

	As of June 30,
	2003		2002		2001
Sales	Ps.	462,020	Ps.	4,886,305	Ps.	12,473,871
Costs		(699,141)		(6,060,260)		(13,758,649)
Torres de Abasto unit contracts’ rescissions	Ps.	9,682	Ps.	60,394	Ps.	(29,404)

•	Other revenue recognition issues

As discussed in Note 4.a., certain of the Company’s lease contracts provide for the payment of additional rent based on a percentage of the tenant’s revenues. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, the Company does not have the inherent estimation process of a lessor that determines additional rent less frequently. Under Argentine GAAP, these contingent rents are not recognized until the required thresholds are exceeded. Under US GAAP, the Company considers that Emerging Issues Task Force 98-9 “Accounting for Contingent Rent” (“EITF 98-9”) is not applicable and that its accounting policy is consistent with the provisions of Staff Accounting Bulleting 101 (“SAB 101”) “Revenue Recognition”. As such, no difference exists between revenue recognized under Argentine GAAP and US GAAP.

As discussed in Note 4.a., certain of the Company’s lease contracts provide for schedule rent increases. Under US GAAP, the Company evaluated the guidance of FTB 85-3 and FTB 88-1 in accounting for its operating leases with scheduled rent increases. Under this guidance, rental income from leases with scheduled rent increases is to be recognized on a straight-line basis over the lease term. The Company determined that such guidance was not applicable for the Company’s lease operations. In reaching its conclusion, the Company has considered (i) that all of the Company’s lease contracts are cancelable as permitted under Argentine Law 24,808 (“Rentals Law”) provided that the lease has been in effect for at least six months and an insignificant penalty is paid by the tenant; and (ii) the level of past due lease accounts receivable and current delinquency rates.

c) Appraisal revaluation of fixed assets

As discussed in Note 4.e., under Argentine GAAP, the Company recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore, this reserve has been reversed.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

d) Pre-operating and advertising expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre opening activities of the Company’s shopping centers as well as other costs related to the evaluation of certain e-commerce projects. These costs are being amortized under the straight-line basis over 3 years. Under US GAAP, these costs are expensed as incurred.

Also, under Argentine GAAP, the Company has capitalized certain advertising and promotion costs related to certain shopping centers, which are being amortized under the straight-line basis over 3 years. Under US GAAP, all of these costs were expensed as incurred.

e) Web site development costs

Under Argentine GAAP, the Company capitalizes certain costs incurred in connection with the development of the Company’s web sites. Such costs are amortized under the straight-line method over a period of 2 years.

Under US GAAP, the Company adopted EITF No. 00-02, “Accounting for Web Site Development Costs” for the fiscal year ended June 30, 2000. As such, during fiscal year 2000 the Company expensed Ps. 0.8 million of certain costs incurred during the planning stage as well as costs related to training, administration and other maintenance activities. Under Argentine GAAP, the Company expensed such costs during fiscal year 2001 primarily as a result of the discontinuance of Alto Invest’s on-line operations. Under US GAAP, the Company reversed such adjustment during fiscal year 2001, as these costs were expensed as incurred in fiscal year 2000.

f) Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of software for internal use. Under US GAAP, the Company applies Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Company (i) expensed Ps. nil, Ps. 0.2 million and Ps. 0.5 million of capitalized software costs for the years ended June 30, 2003, 2002 and 2001, respectively, and (ii) reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.1 million, Ps. 0.4 million and Ps. 0.3 million for the years ended June 30, 2003, 2002 and 2001, respectively.

g) Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its acquisitions. Accordingly, the fair market value of the assets and liabilities acquired was estimated and the excess of the purchase price over the fair value is considered goodwill. The US GAAP adjustment for “Difference in basis relating to purchase accounting” reflects the application of certain US GAAP adjustments, such as accounting for deferred income taxes, when estimating the fair value of such assets and liabilities.

h) Amortization expense

The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP as described in Note 17.I.g. gave rise to differences in amortization expenses until June 30, 2002. As described in Note 17.II.g., the Company adopted SFAS No. 142 effective at the beginning of fiscal year 2003. As required by this standard, under US GAAP the Company discontinued amortization of goodwill as from July 1, 2002. As a result, the 2003 US GAAP income adjustment represents the reversion of the amortization charge recorded under Argentine GAAP.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

i) Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net gain (loss) of Ps. 0.2 million, Ps. (3.4) million and Ps. 0.8 million for the years ended June 30, 2003, 2002 and 2001, respectively. These adjustments relate principally to (i) the recognition of pre-operating and organization costs as expenses, (ii) the accounting of web site development costs, (iii) the depreciation of fixed assets, (iv) the treatment of the differences between the price-level restated amounts of assets and liabilities and their historical basis as temporary differences in calculating deferred income taxes, and (v) the accounting for available-for-sale securities.

j) Accounting for changes in interest in unconsolidated affiliated companies

As discussed in Note 4.a, the Company formed E-Commerce Latina in December 1999. The issuance of stock by E-Commerce Latina to Telefónica decreased the Company’s percentage of ownership in E-Commerce Latina and the value assigned to the E-Commerce Latina’s common stock issued under the transaction was substantially more than the Company’s carrying amount per share of E-Commerce Latina stock, thus triggering a change in the Company’s interest in E-Commerce Latina. Under Argentine GAAP, the change in the Company’s interest resulted in the recognition of a deferred gain of Ps. 9.8 million since E-Commerce Latina is in the early stage of development and the realizability of the gain is not assured. This gain was being amortized to income as the investee incurred operating losses. Under US GAAP, in accordance with Staff Accounting Bulletin (“SAB”) Topic 5H, as amended by SAB 84, the Company reflected the change of interest in E-Commerce Latina as a credit to additional paid-in-capital, and as a result, the amortized portion of deferred gain under Argentine GAAP was reversed. Amortization of deferred gain recognized under Argentine GAAP during fiscal years 2002 and 2001 totaled Ps. 0.3 million and Ps. 9.6 million, respectively.

In March 2001, the Company’s ownership interest in Pérez Cuesta decreased from 25% to 18.9% as a result of an issuance of stock by Pérez Cuesta not subscribed by the Company. Under Argentine GAAP, the change in the Company’s interest resulted in the recognition of a gain of Ps. 0.3 million since the value assigned to the Pérez Cuesta´s common stock issued under the transaction was substantially more than the carrying amount per share of Pérez Cuesta stock. Under US GAAP, the Company applies SAB Topic 5H that permits the income statement treatment. Accordingly, under US GAAP, the Company recognized a gain of Ps. 0.4 million. The difference of Ps. 0.1 million reflects the effect of US GAAP adjustments as of the date of change.

k) Accounting for changes in interest in consolidated affiliated companies

In September 2000, the Company’s interest in Alto Invest increased from 61% to 76% as a result of an issuance of stock by Alto Invest. Under Argentine GAAP, the change in the Company’s interest resulted in the recognition of a loss of Ps. 0.5 million since the value assigned to the Alto Invest’s common stock issued under the transaction was substantially more than the carrying amount per share of Alto Invest stock. Under US GAAP, this transaction was accounted for as a purchase of additional shares and, accordingly, the difference was considered goodwill. As discussed in Note 4.a, Alto Invest ceased its on-line operations in May 2001. Therefore, under US GAAP, the Company wrote-down Ps. 0.6 million related to the goodwill previously recognized. The difference with respect to the amount recognized under Argentine GAAP, totaling Ps. 73,074, relates to the effect of US GAAP adjustments at the date of change.

As discussed in Note 3.f., during fiscal year 2003 the Company acquired an additional 24% ownership interest in Alto Invest for a total consideration of Ps. 0.2 million. Under both Argentine GAAP and US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, was recognized in earnings. The difference with respect to the amount recognized under Argentine GAAP, totaling Ps. 20,384, relates to the effect of US GAAP adjustments at the date of acquisition. See Note 17.II.p, for the income statement classification difference of this gain.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

l) Stock option agreement with CIM

E-Commerce Latina entered into a stock option agreement with Consultores Internet Managers Ltd. (“CIM”), pursuant to which options were granted, to purchase class B shares of Altocity.Com, representing 15% of its common stock. CIM is a special-purpose Cayman Islands´ corporation created to act on behalf of the Company’s management and is represented by an independent attorney-in-fact. Pursuant to the terms of the agreement, options were granted for a period up to eight years and at an exercise price to be determined by the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.Com by the holding company, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option over (ii) the total number of class B shares owned by the holding company at the exercise date of the option. CIM has a vested interest in 50% of the underlying shares within 30 days after the grant date and the remaining 50% will vest upon the third anniversary of the grant date. The option was granted to CIM to be allocated by it among the management of Altocity.com as an incentive compensation for their services. As of June 30, 2003, no individual awards have been determined for participating employees under this option. Upon exercise of the option, CIM’s sole asset will be its 15% interest in Altocity.Com.

Under US GAAP, the Company adopted SFAS No. 123, “Accounting for Stock-Based Compensation” in accounting for both stock option agreements. This Statement gave the Company the option of either (i) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations while providing the disclosures required under SFAS No. 123, or (ii) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25.

Under US GAAP, in accordance with AIN-APB 25 “Accounting for Stock Issued to Employees – an accounting interpretation of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the Company and the employee, whether the plan is adopted by the Company or the principal stockholder. Consequently, the Company should account for this type of plan when one is established or financed by the principal stockholder unless (i) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (ii) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment or (iii) the Company clearly does not benefit from the transaction. The SEC to apply to other situations in which a principal stockholder undertakes transactions for the benefit of the company has adopted the rationale established in this Interpretation. SAB 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form.

The Company has determined that the stock options were granted, in substance, to compensate the management of Altocity.Com. In addition, as the exercise price is not known at date of grant, this option agreement is considered to be a “variable” plan. To date, no individual awards have been determined for participating employees under the option plan. At June 30, 2003, as the exercise price exceeds the fair market value of Altocity.Com’s shares, no compensation expense has been recognized.

m) Securitization Accounting

As discussed in Note 12, the Company entered into two-year revolving-period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, sold a portion of its customer credit card receivable balances to Trusts that issue certificates to public and private investors. Under Argentine GAAP, to the extent the certificates are sold to third parties, the related transferred balances qualify as sales for financial statement purposes and as such the receivables are removed from the Company’s consolidated balance sheet. The remaining receivables in the Trusts, which have not been sold to third parties, are reflected on the Company’s balance sheet as retained interests in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

m) Securitization Accounting (continued)

Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements. Pursuant to the contractual agreements, the Company remains the servicer on the accounts and receives a fee for the services performed. Income from servicing activities is recognized as services are performed.

Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 was issued in September 2000 and replaces, in its entirety, SFAS No. 125. The Company was required to adopt the provisions of SFAS No. 140 prospectively to transactions beginning after March 31, 2001. Although SFAS No. 140 has changed many of the rules regarding securitizations under SFAS No. 125, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 and SFAS No. 125 also require an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was zero. In determining the estimated fair value, the Company considered the fees received as compensation just adequate to compensate the Company for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values).

The retained interests in securitized credit card receivables are treated as a debt security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS No. 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Accordingly, unrealized holding losses recognized in earnings for the years ended June 30, 2003 and 2002 amounted to Ps. 0.8 million and Ps. 8.1 million, respectively.

The following summarizes the Company’s securitization activity:

	Year ended June 30,
	2003		2002		2001
Proceeds from securitizations	Ps.	4,950,000	Ps.	108,121,681	Ps.	62,466,253
Servicing fees received		—		121,936		288,679

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

m) Securitization Accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interest for the years ended June 30, 2003, 2002 and 2001:

	Cost		Estimated unrealized gain (loss)		Fair value
Balance at June 30, 2000	Ps.	5,284,658	Ps.	—	Ps.	5,284,658
Retained interest in portfolios sold		10,363,957		—		10,363,957
Change in unrealized gain		—		4,240,776		4,240,776

Balance at June 30, 2001	Ps.	15,648,615	Ps.	4,240,776	Ps.	19,889,391
Retained interest in portfolios sold		—		—		—
Change in unrealized loss		—		(12,321,722)		(12,321,722)

Balance at June 30, 2002	Ps.	15,648,615	Ps.	(8,080,946)	Ps.	7,567,669
Liquidation of retained interest		(10,455,149)		5,705,404		(4,749,745)
Change in unrealized gain (loss)		—		(840,982)		(840,982)

Balance at June 30, 2003	Ps.	5,193,466	Ps.	(3,216,524)	Ps.	1,976,942

As of June 30, 2003, and 2002 the gross net unrealized loss gain has been offset by a deferred tax benefit of Ps. 1.1 million and Ps. 2.8 million, respectively.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at 35%. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2003 to changes to key assumptions:

	Impact on fair value of
	5% adverse change		10% adverse change
Discount rate 35%	Ps.	(78,747)	Ps.	(154,059)

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

The Company’s managed credit card receivables consists of retained interest in credit card receivable securitizations and investor’s share of securitizations sold to unrelated parties without recourse. The Company records its retained interest in credit card receivable securitizations on the balance sheet.

n) Available-for-sale securities

Under Argentine GAAP, investments in mutual funds and government bonds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, these investments are classified as available-for-sale securities, and accordingly unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

o) Deferred charges

Under Argentine GAAP, the Company capitalizes certain costs, which are being amortized on a straight-line method over 3 years. Under US GAAP, such costs are expensed as incurred.

p) Amortization of fees related to the Senior Notes

Under Argentine GAAP, fees and expenses relating to the Senior Notes are being amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs are being amortized over the same period using the effective interest method of amortization. As discussed in Note 9(i), the Company redeemed a portion of its Notes and Senior Notes during fiscal years 2003, 2002 and 2001. Under both Argentine GAAP and US GAAP, the Company expensed the unamortized portion of fees and expenses related to the redeemed obligations.

q) Accounting for derivatives and hedging activities

As discussed in Notes 4.s. and 13, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and to lower its overall borrowing costs. As discussed in Note 3.d., effective July 1, 2002 the Company adopted new accounting standards. Pursuant to this adoption, the Company’s derivative financial instruments are carried at their fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings. As required by Argentine GAAP, the Company has restated its prior year financial statements to reflect such changes in accounting principles, on a retroactive basis.

Under US GAAP, the Company applies Statement of Financial Accounting Standards No.133 “Accounting for Derivative Instruments and Hedging Activities” and subsequent amendments (“SFAS No. 133”). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Under US GAAP, the Company’s derivative instruments do not qualify for hedge accounting treatment under SFAS No.133.

As a result, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and US GAAP.

r) Present-value accounting

As indicated in Note 4.w, under Argentine GAAP, asset tax credits have been measured based on the best estimate of the amount receivable discounted at the interest rate applicable to freely available saving accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. Under US GAAP, present valuing or discounting of these assets is precluded.

s) Restoration of previously recognized impairment losses

As discussed in Notes 4.d and 4.e, as a result of an increase in fair market values and as required by Argentine GAAP, during fiscal year 2003 the Company partially reversed certain impairment charges that the Company had recognized during fiscal year 2002. Under US GAAP, restoration of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is amortized over the remaining useful life of the asset.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

t) Deferred income tax

As discussed in Note 4.k, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

In addition, the US GAAP adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

u) Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items.

v) Accounting for convertible securities

As indicated in Note 16, in August 2002 the Company issued US$ 50 million of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. Similar accounting treatment was adopted under Argentine GAAP.

II. Additional disclosure requirements

a) Segment information

As described in Note 3.d, the Company adopted new accounting standards in fiscal year 2003. As a result, the Company is required to disclose segment information in accordance with RT 18. The application of this standard did not affect the presentation of segment information since the Company already disclosed this information in prior years. Guidance set forth in RT 18 is similar to the guidelines set forth in SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”. See Note 10 for details.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

b) Disclosure of maturities of long-term debt

Scheduled maturities of the long-term debt for the next years, as of June 30, 2003, are as follows:

2004	Ps.	23,078,795
2005		78,717,631
2006		—
2007		139,421,202

	Ps.	241,217,628

c) Disclosure of operating lease information

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 8% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease.

Included in lease revenues for the years ended June 30, 2003, 2002 and 2001 were contingent rentals of Ps. 10.8 million, Ps. 6.0 million and Ps. 8.4 million, respectively.

d) Disclosure of related parties transactions

The following disclosures of transactions with related parties are required under US GAAP:

Donations: On October 31, 1997, the Company’s Board of Directors agreed to enter into an agreement with Fundacion IRSA, a charitable, no-for profit corporation of which Eduardo S. Elsztain is a Director and his wife is the President, whereby the Company granted to Fundación IRSA, the right to use 3,800 square meters of constructed area in Abasto for no charge for a period of 30 years. This area is used for a children’s museum called Museo de los Niños - Abasto, which is an interactive learning center for both children and adults. The Company expects that the children’s museum will attract additional customers to Abasto. The museum opened in April 1999.

Loans from major shareholders: In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, the Company entered into loan agreements with IRSA and Parque Arauco S.A. As of June 30, 2002 its debt with IRSA and Parque Arauco S.A. in relation to those loan agreements was Ps. 40.6 million and Ps. 20.4 million respectively. In addition between May and July 2002, IRSA and Parque Arauco S.A. granted to the Company loans for US$ 10.1 million and US$ 4.9 million respectively. The existing loans granted by IRSA and Parque Arauco were used to subscribe for US$ 27.2 million and US$ 15.2 million respectively, to its offering of US$ 50.0 million Convertible Notes, on August 20, 2002.

Repurchase agreement entered with the Company´s major shareholders: On February 17, 2003, the Company entered into a repurchase agreement with IRSA and Parque Arauco Argentina S.A. in which each company granted to us loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, the Company made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Notes with IRSA and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. This agreement is likely to be renewed upon expiration.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

d) Disclosure of related parties transactions (continued)

Consulting service agreement with Fibesa: On March 10, 1998 the Company’s shareholders resolved to enter into a consulting service agreement with a real estate broker specialized in its business. The agreement was entered into with Fibesa which at that time was a subsidiary of Dolphin Fund Management S.A.

Dolphin Fund Management S.A. was a company primarily engaged in investment, investment advisory and fund administration services. The Company’s Chairman, Mr. Eduardo S. Elsztain, was the Chairman of Dolphin Fund Management S.A. and is the chairman of IRSA.

On September 13, 2000, the Company acquired 99.99% of Fibesa from Dolphin Fund Management S.A. for a total consideration of US$ 10.0 million.

The consulting service agreement was signed on September 20, 2000, and Fibesa was granted an exclusive right to act as the Company’s real estate broker for leases, subleases, permits, concessions, and any other agreement regarding the commercialization of space in the shopping centers that the Company owns, controls or manages.

The consulting service agreement is valid for a seven-year period and will be automatically renewed for three additional seven year periods unless Fibesa decides to rescind it, with 60 days prior notice.

Prior to the execution of the aforementioned agreement, Fibesa rendered the Company commercial services related to the commercialization of Alto Avellaneda and Alto Palermo Shopping Center pursuant to certain agreements signed prior to its acquisition of those shopping centers. Pursuant to those agreements, the fee that the Company paid Fibesa for the commercialization of retail space in (i) Alto Palermo Shopping Center was 1% of the total amount of the lease agreements; and (ii) Alto Avellaneda, was US$ 50,000 monthly. Fibesa also charged a commission to lessees which was freely determined by Fibesa but could never exceed 6% of the total amount of each lease agreement. For the fiscal years ended June 30, 2003, 2002 and 2001 the Company did not pay any fee to Fibesa. The aggregate fees paid to Fibesa for the fiscal years ended June 30, 2000 and 1999 were: US$ 1.5 million and US$ 1.1 million respectively.

The Company believes that the terms and conditions of these agreements are consistent in all material respects with those prevailing in the market at the relevant time for similar agreements between unaffiliated parties.

Lease of office property: In December 2001, Cresud started to sublease its headquarters from the Company. Eduardo Elsztain and Saúl Zang are the Chairman and Vicechairman, respectively of Cresud. Cresud pays a monthly rent of Ps.2,541.

Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, the Company and IRSA provide themselves and Cresud S.A.C.I.F. y A. corporate services in the areas of institutional relations, finance, human resources technology, systems and insurance.

Legal services: During the years ended June 30, 2003, 2002 and 2001, the law firm Zang, Bergel & Viñes provided the Company legal services amounting to Ps. 1.7 million, Ps. 1.3 million and Ps. 0.9 million, respectively. The Company’s directors Saúl Zang, Juan M. Quintana and Juan C. Quintana Terán are members of the law firm Zang, Bergel & Viñes.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

e) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 17.II.f), for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under this statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under this statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2003 and 2002 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

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

Retained interest in transferred credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2003 and 2002, the fair value of retained interests in transferred credit card receivables amounted to Ps. 2.0 million and Ps. 7.5 million, respectively.

Accounts and notes payable

The carrying amount of accounts and notes payable reported in the balance sheet approximates its fair value.

Short-term debt

The carrying amount of short-term debt reported in the balance sheet approximates fair value due to its short-term nature.

Long-term debt

As of June 30, 2003 and 2002 the carrying amount of long-term debt reported in the balance sheet approximates its fair value.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

Interest rate swap agreement

The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. At June 30, 2003 and 2002, the fair market value of the swap agreement was Ps. (131.8) million and Ps. (276.3) million, respectively. The swap agreement is carried at fair market value on the balance sheet.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

f) Credit risk

The Company is exposed to a significant concentration of credit risk, relating to its cash and current investments. The Company places its cash and current investments in high quality financial institutions that are located in Argentina and United States of America. The Company’s policy is to limit the exposure with any one institution.

As of June 30, 2003 and 2002, approximately Ps. 25.5 million and Ps. 7.9 million included in the cash balances were held with 26 institutions and 17 institutions, respectively. The Company has not experienced any significant losses in such accounts.

Credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

As of June 30, 2003 the Company has sold credit card receivables of Ps. 146.1 million through securitization transactions, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 7.3 million (equity value) and a Ps. 0.7 million escrow reserves for losses.

g) Recently issued accounting standards

In June 2001, SFAS No. 142, “Goodwill and Other Intangible Assets,” was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis (at least annually). An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company adopted the provisions of SFAS No. 142 effective July 1, 2002. Therefore, the Company discontinued amortization of goodwill as from the beginning of fiscal year 2003 and performed the required impairment tests. As a result, no impairment loss has been recognized at June 30, 2003.

In August, 2001, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal year beginning on July 1, 2003. The Company does not anticipate that SFAS No. 143 will significantly impact the Company’s consolidated financial statements.

On May 1, 2002, the FASB issued SFAS No. 145 “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002” (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria set forth in APB 30. These provisions are effective for fiscal years beginning after May 15, 2002, with early application encouraged. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods that does not meet the criteria in APB 30 for classification as an extraordinary item should be reclassified. The Company adopted this standard on April 1, 2002. As such, gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items. See Note 17.II.p).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

g) Recently issued accounting standards (continued)

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan. SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material effect on the financial statements for the year ended June 30, 2003.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees that are issued or modified after December 31, 2002. The Company has adopted the disclosure and measurement requirements of FIN 45. The adoption of the recognition provisions did not have a material impact on the Company’s results of operations or financial position.

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation - Transition and Disclosure”. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires prominent disclosure in the “Summary of Significant Accounting Policies” of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS 148 for fiscal year 2003. Adoption of this statement has not affected the Company’s results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51”. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of this statement did not have a material effect on the financial statements for the year ended June 30, 2003.

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Currently, the Company only has an interest rate swap agreement outstanding, which does not qualify for hedging accounting under SFAS No. 133. Therefore, the Company does not anticipate that SFAS No. 149 will significantly impact the Company’s consolidated results of operations or financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not anticipate that SFAS No. 150 will significantly impact the Company’s consolidated results of operations or financial position.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

h) Risks and uncertainties

The Company’s operations are subject to risks and uncertainties with respect to:

Risks associated with Argentine operations. All Company’s operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. The Argentine economy has experienced a persistent recession since 1988, and in recent months the recession has deepened into an unprecedented political and economic crisis which has disrupted Argentina’s financial system and effectively paralyzed the economy.

Shopping center operating risks: The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people and the level of sales of each shopping center rental unit within the Company’s shopping centers, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Company if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

All of the Company’s lease agreements with tenants were denominated in U.S. dollars. As a result of the economic measures announced by the government in early 2002, the Company’s lease agreements were converted into pesos at a rate of Ps. 1.0 per U.S. dollar, and are subject to an adjusting index (CER) as from February 3, 2002 that will be retroactively collected beginning August 2002. If services prices are higher or lower than amounts paid at due dates, the Company or tenants can request a price readjustment. If the parties do not reach an agreement, lawsuits, or other legal action may be initiated. The increase in the adjusting index may affect the risk of default on the Company’s leases with tenants, as any of the Company’s tenants may not be able to increase its revenues due to the economic recession.

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

Real estate market operating risks: The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition form other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed (Coto Residential Project, Rosario Project and Alcorta Plaza Project), could have a material adverse effect on the Company.

An economic downturn in the areas in which the shopping centers are located might adversely affect the Company’s sales (through bankruptcy of tenants and reduction in the shopping center sales due to lower variable income). Increases in operating costs due to inflation and other factors may result in some tenants being unable or unwilling to pay rent or expense increases. In addition, the Company has several tenants occupying space in more than one shopping center and, as a result, if any of such tenants should experience financial difficulties and cease paying rent, the Company’s operating results could be adversely affected. Furthermore, as leases on properties expire, the Company may be unable to find new tenants or tenants may enter into new leases on terms that are less favorable to the Company. The failure to lease such properties could have a material adverse effect on the Company.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

h) Risks and uncertainties (continued)

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

E-commerce risks: The Company also offers its services over the Internet, and competes in the market for Internet services and products, which is characterized by intense competition and rapid technological changes. The Company’s internet ventures have a limited operating history, have never generated profits, and their prospects are subject to the risks, expenses, and uncertainties frequently encountered by companies in new and rapidly evolving markets for internet products and services. These risks include the failure to develop and extend the Company’s online service brands, the rejection of the Company’s services by Web consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable.

i) Capitalized interest

No interest costs were capitalized during the years ended June 30, 2003, 2002 and 2001 under both Argentine and US GAAP.

j) Statements of cash flows

As discussed in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to present the statements of cash flows in the primary financial statements in accordance with RT 9, as amended. The application of this standard did not affect the presentation of the statements of cash flows since the Company already presented such statements in the primary financial statements following the basic principles of SFAS No. 95 “Statement of Cash Flows” (SFAS No.95). Guidance set forth in RT 9 (as amended) is similar to the guidelines set forth in SFAS No. 95.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

j) Statements of cash flows (continued)

Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the year shown in the statements of cash flows:

	As of June 30,
	2003	2002	2001
Cash and banks	22,973,645	14,430,077	15,109,130
Current investments	13,014,036	10,322,962	18,104,651

Total cash and banks and current investments as per balance sheet	35,987,681	24,753,039	33,213,781
Less: Items not considered cash and cash equivalents
- Retained interest in transferred credit card receivable	4,719,057	8,293,817	11,998,213
- Government bonds	2,981,305	—	—

Cash and cash equivalents as shown in the statement of cash flows	28,287,319	16,459,222	21,215,568

Under Argentine GAAP, all costs incurred in the development of software for internal use were reported as cash flow from investing activities. Under US GAAP, certain of these costs were not capitalized and accordingly would be classified as cash flows from operating activities. In addition, under Argentine GAAP nor the effect of exchange rate changes on cash and cash equivalents, neither the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the consolidated statement of cash flows under US GAAP:

	Year ended June 30,
	2003		2002		2001
Net cash provided by operating activities	Ps.	34,044,639	Ps.	62,320,471	Ps.	31,350,211
Net cash used in investing activities		(367,709)		(3,506,063)		(54,171,525)
Net cash (used in) provided by financing activities		(20,137,994)		(50,015,266)		28,892,846
Effect of exchange rate changes on cash and cash equivalents		1,699,659		(53,063)		—
Effects of inflation accounting on cash and cash equivalents	Ps.	(3,410,498)	Ps.	(13,502,425)	Ps.	—

k) Earnings per share

As described in Note 3.d, under Argentine GAAP the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 14 to the consolidated financial statements disclose the computation of basic and diluted net income (loss) per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128). See Note 4.y, for details. Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all years presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration. As discussed in Note 17.II.h), under US GAAP gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items. Thus, the Company reflected the impact of such reclassification in the presentation of earnings per share related to prior years.

As discussed in Note 17.II.p, under US GAAP the Company recorded an extraordinary gain amounting to Ps. 145,531 during fiscal year 2003. The effect of the extraordinary gain on the computation of basic and diluted net income per share is Ps. 0.0002 and Ps. 0.00007, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

k) Earnings per share (continued)

The following tables set forth the computation of basic and diluted net income (loss) per common share under US GAAP for all periods presented:

	Year ended June 30,
	2003		2002		2001
Numerator:
Net income (loss) available to common shareholders	Ps.	63,857,154	Ps.	(161,791,573)	Ps.	(14,224,336)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		14,636,950		—		—
Foreign currency exchange gain		(41,774,272)		—		—
Income tax effects		9,498,063		—		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	46,217,895	Ps.	(161,791,573)	Ps.	(14,224,336)

Denominator:
Weighted-average number of shares outstanding		701,016,763		700,000,000		700,000,000
Plus: incremental shares of assumed conversions:
Convertible debt		1,326,531,395		—		—

Adjusted weighted-average number of shares		2,027,548,158		700,000,000		700,000,000

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.09	Ps.	(0.23)	Ps.	(0.02)
Diluted net income (loss) per common share		0.02		(0.23)		(0.02)

l) Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No. 43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

m) Consolidation under US GAAP

As discussed in Note 12, the Company has ongoing revolving period securitization programs through which it transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors. Under Argentine GAAP, to the extent that certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the trust, which have not been sold to third parties, are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

m) Consolidation under US GAAP (continued)

Under US GAAP, certain of the special purpose entity structures in securitization programs would have been consolidated in accordance with Emerging Issues Task Force Issue (“EITF”) No. 96-20, “Impact of SFAS No. 125 on Consolidation of Special Purpose Entities” considering the criteria established by this standard for precluding consolidation are not met. Presented below is the consolidated condensed information of the Company at June 30, 2003 giving effect to the abovementioned consolidation:

	As of June 30, 2003
	Company	SPE	Eliminations	Consolidated
Current assets	70,559,746	19,713,990	(5,259,044)	85,014,692
Non-current assets	1,033,777,279	37,729	—	1,033,815,008

Total assets	1,104,337,025	19,751,719	(5,259,044)	1,118,829,700

Current liabilities	78,417,937	12,842,675	—	91,260,612
Non-current liabilities	251,907,636	1,650,000	—	253,557,636

Total liabilities	330,325,573	14,492,675	—	344,818,248

Minority interest	14,760,545	—	—	14,760,545

Shareholders’ equity	759,250,907	5,259,044	(5,259,044)	759,250,907

n) Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified in the current or non-current, principally depending on the expected settlement dates. Under US GAAP, real estate enterprises generally do not present a classified balance sheet.

At June 30, 2002, the Company had not complied with certain restrictive covenants set forth in the Senior Notes Agreement. On August 22, 2003, the Company had obtained a limited waiver from the holders of the Senior Notes with respect to such covenant violations. As a result, under Argentine GAAP, at June 30, 2002 the Company classified the amounts as long-term obligations in the consolidated balance sheet. Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No.78 “Classification of Obligations That Are Callable by the Creditor” clarifies how the debtor in a classified balance sheet should present obligations that are callable by the creditor. Specifically, it addresses whether an obligation should be classified as a current liability if the debtor is in violation of a provision of a long-term debt agreement at the balance-sheet date and (a) the violation makes the obligation callable at the balance-sheet date or (b) the violation, if not cured within a specified grace period, will make the obligation callable within one year from the balance-sheet date. Pursuant to this guidance and given that the Company had not obtained a permanent waiver and there was no assurance that an acceleration would not take place within a one year period, for US GAAP purposes the entire outstanding balance was classified as a current-liability.

Under Argentine GAAP, the net deferred tax asset has been classified as a non-current other receivable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the deferred taxes are classified according to the expected reversal date of the temporary differences. As of June 30, 2003 and 2002, Ps. 23.3 million and Ps. 77.4 million, respectively, would have been classified as current assets, and Ps. 11.1 million and Ps. 12.0 million, respectively, would have been classified as non-current liabilities.

o) Statement of income classification differences

Gross revenue tax

As indicated in Note 3.d., the Company adopted the provisions of RT 19 effective July 1, 2002. RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should now be presented as operating costs, i.e. gross revenue taxes.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

o) Statement of income classification differences (continued)

Under US GAAP, direct taxes and other costs directly associated with sales should be deducted from revenues. Net sales under US GAAP would have been Ps. 109.8 million, Ps. 190.8 million and Ps. 259.0 million for the years ended June 30, 2003, 2002 and 2001, respectively.

Operating income

Under US GAAP, certain expense items included in the Argentine GAAP financial statements of the Company within “Other expense, net” and “Financial results, net” would have been included in the determination of operating income. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other income (expense), net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded. Operating income under US GAAP would have been Ps. 4.6 million, Ps. 2.0 million and Ps. 86.8 million for the years ended June 30, 2003, 2002 and 2001, respectively.

Extraordinary items

As discussed in Note 17.II.h), the Company adopted SFAS No. 145 on April 1, 2002. As such, under US GAAP, gains and losses on extinguishment of debt recorded in prior periods are no longer reported as extraordinary items.

As discussed in Note 17.I.k), during 2003 the Company acquired an additional 24% ownership interest in Alto Invest. Under US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, totaling Ps. 145,531, would have been recognized as an extraordinary item.

p) Equity investments

The investments in Pérez Cuesta and E-Commerce Latina are accounted for using the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company’s share of the undistributed earnings or losses. As described in Note 3.d, the Company and its subsidiaries adopted new accounting standards on July 1, 2002. Pursuant to this adoption, the Company has restated its prior year financial statements to give retroactive effect to the newly adopted accounting standards. Information presented below has also been restated to conform to the current year presentation. The Company’s share of the loss of these affiliates was Ps. 12.1 million, Ps. 4.9 million and Ps. 3.1 million during the years ended June 30, 2003, 2002 and 2001, respectively, and its investment in these companies totaled Ps. 8.5 million at June 30, 2003 and Ps. 20.6 million at June 30, 2002. Summarized financial information of these affiliates (on a 100% basis) is as follows:

Pérez Cuesta	As of June 30,
	2003		2002
Current assets	Ps.	2,550,914	Ps.	7,486,863
Non-current assets		93,579,268		98,618,267

Total assets		96,130,182		106,105,130

Current liabilities		29,441,403		23,128,379
Non-current liabilities		36,910,287		46,970,151

Total liabilities		66,351,690		70,098,530

Shareholders’ equity	Ps.	29,778,492	Ps.	36,006,600

	For the year ended June 30,
	2003		2002
Sales	Ps.	5,824,332	Ps.	10,698,189
Operating loss		(1,902,590)		(610,766)
Net (loss) income	Ps.	(5,469,589)	Ps.	16,425,996

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

p) Equity investments (continued)

E-Commerce Latina	As of June 30,
	2003		2002
Current assets	Ps.	3,661,055	Ps.	8,149,492
Non-current assets		2,013,001		5,171,613

Total assets		5,674,056		13,321,105

Current liabilities		649,328		1,657,064
Non-current liabilities		—		—

Total liabilities		649,328		1,657,064

Minority interest		(773,689)		(641,289)

Shareholders’ equity	Ps.	5,798,417	Ps.	12,305,330

	For the year ended June 30,
	2003		2002
Sales	Ps.	698,258	Ps.	1,567,880
Operating loss		(4,140,056)		(6,870,455)
Net loss	Ps.	(6,506,913)	Ps.	(16,684,271)

q) Investments in debt and equity securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified its investments in mutual funds as well as its investments in certain government bonds as available-for-sale securities. The remaining portion of government bonds has been classified as held-to-maturity since the Company has the intent and ability to hold such securities until maturity. The following are additional disclosure requirements in accordance with SFAS No. 115:

Available-for-sale securities

The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2003 and 2002 were as follows:

	2003			2002
Instrument	Cost	Unrealized Gain	Market value	Cost	Unrealized Gain	Market value
Mutual funds	5,299,257	14,417	5,313,674	109,145	32,709	141,854
Government bonds.	1,330,479	289,630	1,620,109	—	—	—

Proceeds from sales of investment securities available-for-sale during the years ended June 30, 2003 and 2002 were Ps. 32.3 million and Ps. 29.4 million, respectively. Gross gains of Ps. 0.1 million and Ps. 0.1 million for the years ended June 30, 2003 and 2002, respectively, were realized on those sales.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

r) Comprehensive income (loss)

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Year ended June 30,
	2003		2002		2001
Net income (loss) under US GAAP	Ps.	63,857,154	Ps.	(161,791,573)	Ps.	(14,224,336)
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities of consolidated subsidiaries (net of minority interest and income taxes of Ps. 34,314 and Ps. 94,968, respectively, for 2003; Ps. 1,825 and Ps. 2,107, respectively, for 2002; and Ps. 2,428 and Ps. 9,340, respectively, for 2001)		142,056		2,087		14,922
Net change in unrealized holding gain on available-for-sale securities of equity investments (net of income taxes of Ps. nil)		—		(21,371)		21,371
Net change in unrealized holding gain on retained interest in transferred credit card receivables (net of income taxes of Ps. 1,484,272 and minority interest of Ps. 551,302)		—		(2,205,203)		2,205,203

Comprehensive income (loss)	Ps.	63,999,210	Ps.	(164,016,060)	Ps.	(11,982,840)

	As of June 30,
	2003		2002		2001
Accumulated other comprehensive income	Ps.	159,065	Ps.	17,009	Ps.	2,241,496

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

s) Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2003 prepared in accordance with SEC S-X 12-28.

Description	Encumbrances	Land		Buildings and improvement		Impairment		Transfers		Improvements		Total buildings and improvements		Total		Accumulated depreciation		Date of construction	Date acquired	Life on which depreciation in latest statements of income is computed
Shopping centers:
- Abasto		Ps.	9,752,107	Ps.	240,558,243	Ps.	—	Ps.	1,075,100	Ps.	13,341	Ps.	241,646,684	Ps.	251,398,791	Ps.	40,550,495	November, 1998	n/a	31
- Alto Palermo			8,693,768		396,455,826		—		114,462		217,437		396,787,725		405,481,493		158,003,537	October, 1990	November, 1997 and March, 1998	26
- Alto Avellaneda			17,348,759		158,965,249		(10,888,615)		148,770		2,028		148,227,432		165,576,191		60,442,747	October, 1995	November and December, 1997	19
- Paseo Alcorta			8,066,295		96,143,587		—		166,769		323,908		96,634,264		104,640,559		31,950,982	June, 1992	June, 1997	22
- Alto Noa			356,752		42,496,184		(10,928,806)		100,372		2,647		31,670,397		32,027,149		8,216,675	September, 1994	March, 1995, September, 1996 and January, 2000	23
- Patio Bullrich			8,418,811		150,267,719		—		17,850		5,913		150,291,482		158,710,293		30,907,527	September, 1988	October, 1998	23
- Buenos Aires Design			—		42,348,047		—		6,491,616		50,857		48,890,520		48,890,520		23,050,456	Between November and December, 1993	November, 1997	20
Caballito			8,821,673		27,726,483		(10,548,155)		—		—		17,178,328		26,000,001		—	Under construction	October, 1998	n/a
Rosario Project			41,100,446		14,946,515		(4,766,276)		266		219,690		10,400,195		51,500,641		—	Under construction	August, 1998	n/a
Neuquén	Mortgage		3,313,623		8,852,136		(3,626,901)		—		76		5,225,311		8,538,934		—	Under construction	September, 1999	n/a
Other			1,151,113		11,922,663		(862,090)		(920,933)		—		10,139,640		11,290,753		547,871	n/a	n/a	n/a

Total		Ps.	106,963,347	Ps.	1,190,682,652	Ps.	(41,620,843)	Ps.	7,194,272	Ps.	835,897	Ps.	1,157,091,978	Ps.	1,264,055,325	Ps.	353,670,290

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

s) Investments in real estate and accumulated depreciation (continued)

	Years ended June 30,
	2003		2002
Balance, beginning of the years	Ps.	1,241,152,977	Ps.	1,295,322,040

Additions during the years:

Improvements		835,897		2,323,959

Transfers from leasehold improvements		8,655,669		—

Transfers from intangible assets		112,231		—
Transfers from work-in-progress leasehold improvements		77,371		—

Amortization of impairment		2,888,218		—

Recovery of impairment (1)		15,572,935		—

		1,269,295,298		1,297,645,999

Deductions during the years:

Transfers to inventory		(17,210)		—

Impairment	(2)	(5,222,763)	(3)	(56,493,022)

		(5,239,973)		(56,493,022)

Balance, end of the years	Ps.	1,264,055,325	Ps.	1,241,152,977

(1)	Includes Ps. 12,621,297 related to Alto Avellaneda, Ps. 2,615,689 related to Alto Noa, Ps. 146,624 related to Caballito, Ps. 19,394 related to Neuquén and Ps. 169,931 related to other properties.
(2)	Related to Rosario Project.
(3)	Includes Ps. 25,643,401 related to Alto Avellaneda, Ps. 14,350,859 related to Alto Noa, Ps. 11,747,100 related to Caballito, Ps. 3,646,295 related to Neuquén and Ps. 1,105,367 related to other properties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)
(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

t) Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2003 prepared in accordance with SEC S-X 12-29.

	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of receivables subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None		127,676		94,152	None
Customer B	16%	December 2006	Monthly	None		84,750		55,677	None
Customer C	16%	December 2014	Monthly	None		79,960		77,837	None
Customer D	14%	May 2014	Monthly	None		77,163		76,073	None
Customer E	12%	September 2009	Monthly	None		76,000		57,852	None
Customer F	16%	October 2009	Monthly	None		74,214		60,094	None
Customer G	12%	April 2015	Monthly	None		72,801		66,479	None
Customer H	14%	June 2014	Monthly	None		70,165		69,396	None
Customer I	14%	June 2014	Monthly	None		70,000		91,451	None
Customer J	16%	June 2014	Monthly	None		69,300		65,156	None
Customer K	15%	December 2009	Monthly	None		65,910		86,297	None
Customer L	14%	June 2009	Monthly	None		60,000		48,732	None
Customer M	14%	April 2014	Monthly	None		57,802		52,281	None
Customer N	16%	February 2010	Monthly	None		57,539		50,722	None
Customer O	12%	April 2015	Monthly	None		53,173		48,486	None
Customer P	14%	February 2014	Monthly	None		51,750		47,084	None
Customer Q	14%	February 2014	Monthly	None		49,908		46,066
Mortgage Receivables under Ps. 30,000	14-16%	July 2003-May 2009	Monthly	None		173,800		99,191	None
Mortgages Receivables Ps. 30,000-Ps. 49,999	12-17%	June 2002-June 2014	Monthly	None		284,223		177,093	None
Mortgages Receivables Ps. 50,000-Ps. 69,999	9-15%	June 2005-June 2014	Monthly	None		276,568		94,626	None

					Ps.	1,932,702	Ps.	1,464,745

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

t) Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivable is as follows:

	Years ended June 30,
	2003		2002
Balance, beginning of the years	Ps.	1,875,196	Ps.	4,389,727
Deductions during the years:
Collections of principal		(1) (410,451)		(2,514,531)

Balance, end of years	Ps.	1,464,745	Ps.	1,875,196

(1)	Includes exposure to inflation of Ps. 206,427 and Ps. 2,145,720 as of June 30, 2003 and 2002, respectively.

18. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Goodwill, net

d. Allowances and provisions

e. Cost of sales and development properties, leases and services and credit card operations

f. Foreign currency assets and liabilities

g. Other expenses

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

a. Fixed assets, net

	Original value										Depreciation
Principal account	Value as of beginning of years		Additions		Deductions		Transfers		Value as of end of years		Accumulated as of beginning of years		Current year						Accumulated as of end of years
													Decrease		Transfers		Amount (1)
Properties:
Shopping Centers:
-Abasto	Ps.	250,310,350	Ps.	13,341	Ps.	—	Ps.	1,075,100	Ps.	251,398,791	Ps.	32,885,681	Ps.	—	Ps.	62,848	Ps.	7,601,966	Ps.	40,550,495
-Alto Palermo		405,149,594		217,437		—		114,462		405,481,493		139,447,713		—		—		18,555,824		158,003,537
-Alto Avellaneda		176,314,008		2,028		—		148,770		176,464,806		51,488,748		—		—		8,953,999		60,442,747
-Paseo Alcorta		103,959,833		1,913		—		678,813		104,640,559		27,906,621		—		—		4,044,361		31,950,982
-Alto NOA		42,852,936		2,647		—		100,372		42,955,955		6,412,014		—		—		1,804,661		8,216,675
-Buenos Aires Design		42,248,786		21,728		—		6,620,006		48,890,520		17,978,663		—		2,751,977		2,319,816		23,050,456
-Patio Bullrich		158,456,724		—		—		5,152		158,461,876		24,385,202		—		—		6,522,325		30,907,527
-Neuquén		10,321,414		—		—		—		10,321,414		—		—		—		—		—
Rosario plots of land		41,100,446		—		—		—		41,100,446		—		—		—		—		—
Caballito plots of land		8,821,673		—		—		—		8,821,673		—		—		—		—		—
Other		13,073,776		—		—		(920,933)		12,152,843		534,262		—		(62,848)		76,457		547,871
Leasehold improvements		11,044,599		128,509		—		(6,932,729)		4,240,379		5,809,816		—		(2,775,234)		780,225		3,814,807
Facilities		10,438,388		7,050		—		1,412,964		11,858,402		8,447,724		—		—		1,239,844		9,687,568
Furniture and fixtures		11,015,768		15,990		—		398,410		11,430,168		8,741,768		—		23,257		705,759		9,470,784
Vehicles		125,341		—		—				125,341		125,341		—		—		—		125,341
Computer equipment		13,026,074		337,359		(33,626)		46,703		13,376,510		9,952,142		(33,626)		—		945,216		10,863,732
Software		4,235,543		444,640		—		—		4,680,183		2,302,074		—		—		1,133,948		3,436,022
Work-in-progress:
-Rosario		14,946,515		219,690		—		266		15,166,471		—		—		—		—		—
-Caballito		27,726,483		—		—		—		27,726,483		—		—		—		—		—
-Neuquén		1,844,345		76		—		—		1,844,421		—		—		—		—		—
-Buenos Aires Design		99,261		29,129		—		(128,390)		—		—		—		—		—		—
-Leasehold improvements		1,346,057		678,542		—		(2,024,599)		—		—		—		—		—		—
-Patio Bullrich		229,806		5,913		—		12,698		248,417		—		—		—		—		—
-Paseo Alcorta		190,049		321,995		—		(512,044)		—		—		—		—		—		—
Other		1,572		—		—		—		1,572		1,572		—		—		—		1,572

Total as of June 30, 2003	Ps.	1,348,879,341	Ps.	2,447,987	Ps.	(33,626)	Ps.	(2) 95,021	Ps.	1,351,388,723	Ps.	336,419,341	Ps.	(33,626)	Ps.	—	Ps.	54,684,401	Ps.	391,070,116

Total as of June 30, 2002	Ps.	1,345,349,183	Ps.	3,490,502	Ps.	(432,672)	Ps.	(5) 472,328	Ps.	1,348,879,341	Ps.	280,660,990	Ps.	(6)(153,879)	Ps.	—	Ps.	(4)55,912,230	Ps.	336,419,341

			Net carrying value as of June 30,
Principal account	Impairment		2003		2002

Properties:
Shopping Centers:
-Abasto	Ps.	—	Ps.	210,848,296	Ps.	217,424,669
-Alto Palermo		—		247,477,956		265,700,978
-Alto Avellaneda		10,888,615		105,133,444		99,181,859
-Paseo Alcorta		—		72,689,577		76,053,212
-Alto NOA		10,928,806		23,810,474		22,090,962
-Buenos Aires Design		—		25,840,064		24,270,123
-Patio Bullrich		—		127,554,349		134,071,522
-Neuquén		3,626,901		6,694,513		6,675,119
Rosario plots of land		—		41,100,446		41,100,446
Caballito plots of land		—		8,821,673		8,821,673
Other		862,090		10,742,882		11,434,151
Leasehold improvements		—		425,572		5,234,783
Facilities		—		2,170,834		1,990,664
Furniture and fixtures		—		1,959,384		2,274,000
Vehicles		—		—		—
Computer equipment		—		2,512,778		3,073,932
Software		—		1,244,161		1,933,469
Work-in-progress:
-Rosario		4,766,276		10,400,195		14,946,515
-Caballito		10,548,155		17,178,328		15,979,383
-Neuquén		—		1,844,421		1,844,345
-Buenos Aires Design		—		—		99,261
-Leasehold improvements		—		—		1,346,057
-Patio Bullrich		—		248,417		229,806
-Paseo Alcorta		—		—		190,049
Other		—		—		—

Total as of June 30, 2003	Ps.	(3)41,620,843	Ps.	918,697,764		—

Total as of June 30, 2002	Ps.	56,493,022		—	Ps.	955,966,978

(1)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses” (Note 18.g.).
(2)	Includes Ps. 112,231 reclassified from intangible assets and Ps. 17,210 reclassified to inventory.
(3)	Net of the amortization of the year of Ps. 2,888,218. See Note 18.g..
(4)	Includes Ps. 243,110 in “Other income (expense), net” (Note 9).
(5)	Reclassified from intangible assets.
(6)	Includes Ps. 89,466 reclassified from intangible assets.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

b. Intangible assets, net

	Original value										Amortizations										Net carrying value as of June 30,
Principal account	Value as of beginning of years		Additions		Deductions		Transfers		Value as of end of years		Accumulated as of beginning of years		Current year						Impairment		2003		2002
													Decreases		Amount (1)		Accumulated as of end of years
Trademarks	Ps.	573,598	Ps.	14,580	Ps.	(262)	Ps.	—	Ps.	587,916	Ps.	173,160	Ps.	(190)	Ps.	80,526	Ps.	253,496	Ps.	67,283	Ps.	267,137	Ps.	400,438
Expenses related to the securitization of receivables		6,559,547		416,029		—		—		6,975,576		3,536,110		—		3,104,901		6,641,011		—		334,565		3,023,437
Preoperating expenses.		50,232,912		181,697		(34,587,898)		266		15,826,977		46,805,814		(34,587,898)		573,376		12,791,292		1,508,810		1,526,875		3,427,098
Advertising expenses
- Torres Abasto.		4,167,541		—		—		—		4,167,541		4,113,365		—		15,421		4,128,786		—		38,755		54,176
- Abasto.		1,538,727		—		—		—		1,538,727		1,538,727		—		—		1,538,727		—		—		—
- Paseo Alcorta		960,720		—		(960,720)		—		—		960,720		(960,720)		—		—		—		—		—
Investment projects
- Paseo Alcorta		791,675		—		(791,675)		—		—		791,675		(791,675)		—		—		—		—		—
- Price line .		419,079		—		(419,079)		—		—		419,079		(419,079)		—		—		—		—		—
- Multiespacio.		90,112		—		—		—		90,112		90,112		—		—		90,112		—		—		—
- Sales by TV		136,228		—		(136,228)		—		—		136,228		(136,228)		—		—		—		—		—
Tenant list Patio Bullrich		4,706,707		—		—		—		4,706,707		3,530,023		—		941,390		4,471,413		—		235,294		1,176,684
Other		270,956		1,318		—		(112,497)		159,777		57,696		—		44,385		102,081		57,696		—		213,260

Total as of June 30, 2003	Ps.	70,447,802	Ps.	613,624	Ps.	(36,895,862)	Ps.	(2)(112,231)	Ps.	34,053,333	Ps.	62,152,709	Ps	(36,895,790)	Ps.	(3)4,759,999	Ps	30,016,918	Ps.	1,633,789	Ps.	2,402,626	Ps.	—

Total as of June 30, 2002	Ps.	65,706,356	Ps.	5,213,774	Ps.	—	Ps.	(2)(472,328)	Ps.	70,447,802	Ps.	56,469,812	Ps.	(2)(89,462)	Ps.	(4)5,772,359	Ps.	62,152,709	Ps.	—	Ps.	—	Ps.	8,295,093

(1)	The allocation of annual amortization charges in the statements of income is included in “Other expenses” (Note 18.g.).
(2)	Reclassified to fixed assets.
(3)	Includes Ps. 3,104,901 allocated in “Net (loss) income in credit card trust”.
(4)	Includes Ps. 2,421,545 allocated in “Net (loss) income in credit card trust” and Ps. 90,112 in “Other income (expense), net” (Note 9).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

c. Goodwill, net

	Original value				Amortizations						Net carrying value as of June 30,
Principal account	Value as of beginning of years		Value as of end of years		Accumulated as of beginning of years		Amount (1)		Accumulated as of end of years		2003		2002
- Old Alto Palermo	Ps.	24,628,438	Ps.	24,628,438	Ps.	11,698,515	Ps.	2,462,972	Ps.	14,161,487	Ps.	10,466,951	Ps.	12,929,923
- Tarshop S.A.		629,739		629,739		260,768		62,978		323,746		305,993		368,971
- Inversha S.A.		1,132,591		1,132,591		435,503		113,266		548,769		583,822		697,088
- Pentigras S.A.		660,206		660,206		272,741		66,024		338,765		321,441		387,465
- Fibesa S.A		21,217,024		21,217,024		4,243,406		2,121,815		6,365,221		14,851,803		16,973,618

Total as of June 30, 2003	Ps.	48,267,998	Ps.	48,267,998	Ps.	16,910,933	Ps.	4,827,055	Ps.	21,737,988	Ps.	26,530,010	Ps.	—

Total as of June 30, 2002	Ps.	48,267,998	Ps.	48,267,998	Ps.	12,084,121	Ps.	4,826,812	Ps.	16,910,933	Ps.	—	Ps.	31,357,065

(1)	The allocation of annual amortization charges in the statements of income is included in “ Amortization of goodwill”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

d. Allowances and provisions

							Carrying value as of June 30,
Item	Balances as of beginning of years		Additions		Deductions		2003		2002		2001
Deducted from current assets:

Allowance for doubtful accounts	Ps.	56,425,789	Ps.	11,344,462	Ps.	(1)(22,437,363)	Ps.	45,332,888	Ps.	56,425,789	Ps.	54,721,449

Total as of June 30, 2003	Ps.	56,425,789	Ps.	11,344,462	Ps.	(22,437,363)	Ps.	45,332,888	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	54,721,449	Ps.	52,866,555	Ps.	(7)(51,162,215)	Ps.	—	Ps.	56,425,789	Ps.	—

Total as of June 30, 2001	Ps.	39,138,454	Ps.	(8)20,475,161	Ps.	(4,892,166)	Ps.	—	Ps.	—	Ps.	54,721,449

Deducted from non-current assets:

Allowance for doubtful accounts	Ps.	74,877	Ps.	—	Ps.	(2)(20,956)	Ps.	53,921	Ps.	74,877	Ps.	70,659

Allowance for doubtful mortgage receivable		2,481,439		—		(2) (273,164)		2,208,275		2,481,439		1,998,466

Impairment of inventory		6,277,961		—		(3) (123,190)		6,154,771		6,277,961		—

Impairment of fixed assets		56,493,022		5,222,763		(4) (20,094,942)		41,620,843		56,493,022		—

Impairment of intangible assets		—		1,633,789		—		1,633,789		—		—

Impairment of non-current investments	Ps.	—	Ps.	7,493,466	Ps.	—	Ps.	7,493,466	Ps.	—	Ps.	—

Total as of June 30, 2003	Ps.	65,327,299	Ps.	14,350,018	Ps.	(20,512,252)	Ps.	59,165,065	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	2,069,125	Ps.	65,630,926	Ps.	(2,372,752)	Ps.	—	Ps.	65,327,299	Ps.	—

Total as of June 30, 2001	Ps.	14,365	Ps.	2,054,760	Ps.	—	Ps.	—	Ps.	—	Ps.	2,069,125

Included in current liabilities:

Provision for contingencies	Ps.	3,903,734	Ps.	—	Ps.	(5)(3,903,734)	Ps.	—	Ps.	3,903,734	Ps.	—

Total as of June 30, 2003	Ps.	3,903,734	Ps.	—	Ps.	(3,903,734)	Ps.	—	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	—	Ps.	3,903,734	Ps.	—	Ps.	—	Ps.	3,903,734	Ps.	—

Total as of June 30, 2001	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—

Included in non-current liabilities:

Provision for contingencies	Ps.	4,938,067	Ps.	6,051,578	Ps.	(6)(7,062,520)	Ps.	3,927,125	Ps.	4,938,067	Ps.	4,313,221

Total as of June 30, 2003	Ps.	4,938,067	Ps.	6,051,578	Ps.	(7,062,520)	Ps.	3,927,125	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	4,313,221	Ps.	3,291,113	Ps.	(9)(2,666,267)	Ps.	—	Ps.	4,938,067	Ps.	—

Total as of June 30, 2001	Ps.	4,842,217	Ps.	199,175	Ps.	(10)(728,171)	Ps.	—	Ps.	—	Ps.	4,313,221

(1)	Includes recovery of allowance for doubtful accounts of Ps. 1,002,545, off-sets of Ps. 15,223,310 and exposure to inflation of Ps. 6,211,508.
(2)	Related to exposure to inflation.
(3)	Set forth in Note 18.e.
(4)	Includes amortization of the year of Ps. 2,888,218, recovery of impairment of Ps. 15,572,935 and Ps. 1,633,789 reclassified to intangible assets.
(5)	Reclassified to non-current.
(6)	Includes Ps. 2,836,049 reclassified to customer advances, Ps. 3,226,159 paid during the year, recovery of provision for contingencies of Ps. 26,982 and Ps. 973,330 related to exposure to inflation.
(7)	Includes recovery of allowance for doubtful accounts of Ps. 88,049 and exposure to inflation of Ps. 51,074,166.
(8)	Includes Ps. 360,047 related to acquisitions.
(9)	Includes recovery of provision for contingencies of Ps. 117,306 and exposure to inflation of Ps. 2,548,961.
(10)	Includes recovery of provision for contingencies of Ps. 163,316.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

e. Cost of sales and development properties, leases and services and credit card

	Years ended June 30,
	2003		2002		2001
I. Cost of sales and development properties
Inventory as of the beginning of the years	Ps.	26,195,430	Ps.	39,139,144	Ps.	34,899,371
Plus:
Purchases of the years		105,098		431,827		—
Expenses (Note 18.g.)		47,414		393,303		1,480,161
Recovery of impairment of inventory		123,190		—		—
Reclassified from fixed assets		17,210		—		17,564,287
Less:
Impairment of inventory		—		(6,277,961)		—
Rescissions of sales contracts		—		—		(67,062)
Properties delivered		—		(2,092,940)		(615,921)
Stock as of the end of the years		(25,789,201)		(26,195,430)		(39,139,144)

Cost of sales and development properties	Ps.	669,141	Ps.	5,397,943	Ps.	14,121,692

II. Cost of leases and services
Expenses (Note 18.g.)		58,545,490		73,071,498		74,507,998

Cost of leases and services	Ps.	58,545,490	Ps.	73,071,498	Ps.	74,507,998

III. Cost of credit card operations
Expenses (Note 18.g.)		8,330,236		12,601,125		15,707,786

Cost of credit card operations	Ps.	8,330,236	Ps.	12,601,125	Ps.	15,707,786

Total cost	Ps.	67,544,867	Ps.	91,070,566	Ps.	104,337,476

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

f. Foreign currency assets and liabilities

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current exchange rate	2003		2002
Assets
Current assets
Cash and banks	US$	5,918,047	2.70	Ps.	15,978,725	Ps.	5,002,892
Investments	US$	14,411	2.70		38,911		46,774
Other receivables and prepaid expenses (*)	US$	109,595	2.80		306,866		70,681

Total current assets		6,042,053		Ps.	16,324,502	Ps.	5,120,347

Non-current assets
Accounts receivable, net	US$	—		Ps.	—	Ps	3,076,691
Other receivables and prepaid expenses, net (*)	US$	2,918,658	2.80		8,172,241		187,096

Total non-current assets		2,918,658		Ps.	8,172,241	Ps	3,263,787

Total assets as of June 30, 2003		8,960,711		Ps.	24,496,743	Ps	—

Total assets as of June 30, 2002		272,609		Ps.	—	Ps	8,384,134

Liabilities
Current liabilities
Trade accounts payable	US$	344,220	2.80	Ps.	963,817	Ps.	1,493,963
Short-term debt	US$	2,253,200	2.80		6,308,960		4,441,515

Total current liabilities		2,597,420		Ps.	7,272,777	Ps.	5,935,478

Non current liabilities
Trade accounts payable	US$	1,289,153	2.80	Ps.	3,609,629	Ps.	6,873,772
Long-term debt	US$	49,843,516	2.80		139,561,845		141,006,410
Related parties	US$	—			—		62,129,684

Total non-current liabilities		51,132,669		Ps.	143,171,474	Ps.	210,009,866

Total liabilities as of June 30, 2003		53,730,089		Ps.	150,444,251	Ps.	—

Total liabilities as of June 30, 2002		51,671,568		Ps.	—	Ps.	215,945,344

(*)	Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement. See Note 5.d.ii.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

g. Other expenses

	Expenses
Items	Cost of leases and services		Cost of credit card operations		Cost of sales and development properties		Administrative		Selling		Total as of June 30, 2003		Total as of June 30, 2002		Total as of June 30, 2001
Depreciation and amortization	Ps.	51,102,957	Ps.	894,237	Ps.	—	Ps.	1,438,666	Ps.	15,421	Ps.	53,451,281	Ps.	58,929,822	Ps.	63,420,052
Condominium expenses		4,743,900		—		—		—		—		4,743,900		11,846,321		—
Taxes, rates, contributions and services		186,604		1,325,897		—		2,457,445		4,376,863		8,346,809		10,983,318		20,512,181
Fees for directors		—		—		—		4,133,108		—		4,133,108		2,173,930		2,213,224
Allowance for doubtful accounts		—		—		—		—		10,341,917		10,341,917		52,782,615		20,172,598
Parking		2,269,919		—		—		—		—		2,269,919		3,841,329		5,618,295
Fees and payments for services		—		1,083,160		—		2,873,926		—		3,957,086		5,634,672		7,225,936
Salaries and bonuses		—		2,502,538		—		3,545,355		1,043,778		7,091,671		14,066,285		24,077,379
Insurance		—		96,477		—		681,519		—		777,996		911,035		996,660
Maintenance and repairs		—		98,820		37,038		578,275		—		714,133		829,514		1,525,031
Commissions		—		2,026,229		—		—		—		2,026,229		2,147,550		2,930,460
Bank charges		—		—		—		326,618		—		326,618		417,512		617,415
Rental		87,691		60,438		—		676,686		—		824,815		1,881,216		3,409,424
Stationery		—		129,229		—		405,312		—		534,541		892,258		1,130,083
Personnel		—		62,943		—		307,529		—		370,472		627,253		974,652
Control authorities expenses		—		—		—		217,332		—		217,332		191,372		188,351
Social security contributions		—		—		—		181,415		122,308		303,723		820,065		2,004,495
Freight and transportation		—		—		—		99,707		—		99,707		145,985		200,280
Advertising		—		—		—		—		1,466,941		1,466,941		3,573,939		6,344,107
Computer services		—		—		—		—		—		—		119,104		657,806
Other		154,419		50,268		10,376		304,589		226,309		745,961		1,846,154		2,260,801

Total as of June 30, 2003	Ps.	58,545,490	Ps.	8,330,236	Ps.	47,414	Ps.	18,227,482	Ps.	17,593,537	Ps.	102,744,159	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	73,071,498	Ps.	12,601,125	Ps.	393,303	Ps.	25,383,497	Ps.	63,211,826	Ps.	—	Ps.	174,661,249	Ps.	—

Total as of June 30, 2001	Ps.	74,507,998	Ps.	15,707,786	Ps.	1,480,372	Ps.	34,647,591	Ps.	40,135,483	Ps.	—	Ps.	—	Ps.	166,479,230

Report of Independent Accountants

To the Board of Directors and Shareholders of

E-Commerce Latina S.A.:

In our opinion, the accompanying consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the results and cash flows of E-Commerce Latina S.A. and it subsidiary for the year ended June 30, 2001 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 17 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

PRICE WATERHOUSE & Co.

By (Partner)

Carlos Martín Barbafina

Buenos Aires, Argentina
August 7, 2001

E-Commerce Latina S.A.

Consolidated Balance Sheets

as of June 30, 2003 and 2002

(In Argentine Pesos, except otherwise indicated)

	2003 (Unaudited)		2002 (Unaudited)
ASSETS
Current Assets
Cash and banks (Notes 5.a. and 15.e.)	Ps.	2,775,175	Ps.	7,738,121
Investments (Notes 5.b. and 15.e.)		200,202		306
Accounts receivable, net (Note 5.c.)		445,860		196,313
Inventory (Note 15.d.)		16,262		27,686
Other receivables and prepaid expenses (Notes 5.d. and 15.e.)		223,556		187,066

Total current assets		3,661,055		8,149,492

Non-Current Assets
Other receivables and prepaid expenses (Notes 5.d.)		1,587,779		2,037,587
Fixed assets, net (Note 15.a.)		425,222		2,426,026
Intangible assets, net (Note 15.b.)		—		708,000

Total non-current assets		2,013,001		5,171,613

Total Assets	Ps.	5,674,056	Ps.	13,321,105

LIABILITIES
Current Liabilities
Trade accounts payable (Note 5.e.)	Ps.	392,169	Ps.	985,459
Short-term debt (Note 5.f.)		285		50,244
Salaries and social security payable (Note 5.g.)		34,974		31,605
Taxes payable (Note 5.h.)		31,017		133,051
Customer advances		14,848		25,960
Other liabilities (Notes 5.i. and 15.e.)		176,035		430,745

Total current liabilities		649,328		1,657,064

Total Liabilities		649,328		1,657,064

Minority interest		(773,689)		(641,289)

SHAREHOLDERS’ EQUITY		5,798,417		12,305,330

Total Liabilities and Shareholders’ Equity	Ps.	5,674,056	Ps.	13,321,105

The accompanying notes are an integral part of these consolidated financial statements.

E-Commerce Latina S.A.

Consolidated Statements of Operations

for the years ended June 30, 2003, 2002 and 2001

(In Argentine Pesos, except otherwise indicated)

	2003 (Unaudited)		2002 (Unaudited)		2001
Revenues (Note 8)	Ps.	698,348	Ps.	1,567,880	Ps.	2,365,740
Cost of revenues (Note 15.d.)		(721,121)		(1,280,389)		(1,596,153)

Gross (loss) profit		(22,773)		287,491		769,587

Selling expenses (Note 15.f.).		(904,784)		(1,674,290)		(6,954,207)
Administrative expenses (Note 15.f.)		(3,212,499)		(5,483,656)		(8,766,453)

Operating loss		(4,140,056)		(6,870,455)		(14,951,073)

Financial results, net (Note 9)		(2,165,551)		(10,237,823)		1,178,698
Other income, net (Note 10)		6,459		84,482		752,361

Loss before taxes and minority interest		(6,299,148)		(17,023,796)		(13,020,014)

Asset tax expense		(340,165)		—		—
Minority interest		132,400		339,525		256,644

Net loss	Ps.	(6,506,913)	Ps.	(16,684,271)	Ps.	(12,763,370)

The accompanying notes are an integral part of these consolidated financial statements.

E-Commerce Latina S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2003, 2002 and 2001

(In Argentine Pesos, except otherwise indicated)

	Shareholders’ contributions
Items	Common stock (Note 6.a.)		Inflation adjustment of common stock (Note 6.b.)		Additional paid-in-capital (Note 6.a.)		Irrevocable capital contributions (Note 6.c.)		Total		Accumulated deficit		Shareholders’ equity
Balances as of June 30, 2000	Ps.	24,000	Ps.	28,756	Ps.	21,955,441	Ps.	—	Ps.	22,008,197	Ps.	(2,237,045)	Ps.	19,771,152
Irrevocable contribution for future subscription of shares		—		—		—		21,981,819		21,981,819		—		21,981,819
Net loss for the year		—		—		—		—		—		(12,763,370)		(12,763,370)

Balances as of June 30, 2001	Ps.	24,000	Ps.	28,756	Ps.	21,955,441	Ps.	21,981,819	Ps.	43,990,016	Ps.	(15,000,415)	Ps.	28,989,601

Net loss for the year (Unaudited)		—		—		—		—		—		(16,684,271)		(16,684,271)

Balances as of June 30, 2002 (Unaudited)	Ps.	24,000	Ps.	28,756	Ps.	21,955,441	Ps.	21,981,819	Ps.	43,990,016	Ps.	(31,684,686)	Ps.	12,305,330

Net loss for the year (Unaudited)		—		—		—		—		—		(6,506,913)		(6,506,913)

Balances as of June 30, 2003 (Unaudited)	Ps.	24,000	Ps.	28,756	Ps.	21,955,441	Ps.	21,981,819	Ps.	43,990,016	Ps.	(38,191,599)	Ps.	5,798,417

The accompanying notes are an integral part of these consolidated financial statements.

E-Commerce Latina S.A.

Consolidated Statements of Cash Flows

for the years ended June 30, 2003, 2002 and 2001

(In Argentine Pesos, except otherwise indicated)

	2003 (Unaudited)		2002 (Unaudited)		2001
Cash flows from operating activities:
Net loss for the year	Ps.	(6,506,913)	Ps.	(16,684,271)	Ps.	(12,763,370)
Adjustments to reconcile net loss to net cash flow from operating activities:
Financial results		98,991		6,789,157		—
Depreciation and amortization		2,713,458		2,190,123		2,713,716
(Gain) loss from sale of fixed assets		(1,742)		21,750		59,881
Allowance for doubtful accounts		21,550		129,496		248,677
Realized loss on government bonds		—		5,583,034		—
Interest and amortization of premiums and discounts of government bonds		—		—		(526,793)
Minority interest		(132,400)		(339,525)		(256,644)
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
(Increase) decrease in accounts receivable		(298,133)		138,724		(407,708)
Decrease (increase) in other receivables and prepaid expenses		174,908		(485,843)		(2,499,973)
(Increase) decrease in inventory		(952)		59,792		(94,231)
Decrease in intangible assets		—		305,667		266,111
(Decrease) increase in trade accounts payable		(478,575)		158,611		(3,588,028)
Increase (decrease) in salaries and social security payable		7,428		(15,951)		(393,084)
(Decrease) increase in taxes payable		(86,505)		(133,472)		130,689
(Decrease) increase in customer advances		(9,299)		8,411		(2,585)
Decrease in other liabilities.		(217,205)		(352,393)		(234,263)

Net cash used in operating activities		(4,715,389)		(2,626,690)		(17,347,605)

Cash flows from investing activities:
Acquisition of fixed assets		(4,937)		(960,033)		(1,085,980)
Purchase of government bonds		—		—		(19,783,637)
Proceeds from sale of government bonds		—		6,445,232		—
Proceeds from maturities of government bonds		—		1,924,812		430,292
Net proceeds from sale of fixed assets		2,025		177,014		53,068

Net cash (used in) provided by investing activities		(2,912)		7,587,025		(20,386,257)

Cash flows from financing activities:
Principal payment on capital lease obligations		(44,749)		(58,539)		(70,695)
Irrevocable contributions for future subscription of shares		—		—		21,981,819

Net cash (used in) provided by financing activities		(44,749)		(58,539)		21,911,124

Net (decrease) increase in cash and cash equivalents		(4,763,050)		4,901,796		(15,822,738)
Cash and cash equivalents as of the beginning of the year		7,738,427		2,836,631		18,659,369

Cash and cash equivalents as of the end of the year	Ps.	2,975,377	Ps.	7,738,427	Ps.	2,836,631

Supplemental cash flow information

	2003 (Unaudited)		2002 (Unaudited)		2001
Cash paid during the year for:
Interest	Ps.	51,655	Ps.	51,050	Ps	25,345

The accompanying notes are an integral part of these consolidated financial statements.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements

1. Organization and description of business

E-Commerce Latina S.A. and, together with its subsidiary, the “Company” was incorporated under the laws of Argentina on December 14, 1999. The Company is an Internet joint venture between Alto Palermo S.A. (“APSA”) and Telefónica de Argentina S.A. (“Telefónica”) engaged in e-commerce activities through its subsidiary, Altocity.com S.A. (“Altocity.com”).

Altocity.com was incorporated on December 29, 1999 and launched its web site and commenced commercial operations on June 5, 2000. Altocity.com is a development stage company engaged in retail electronic business, providing customers with the information necessary to make personalized online buying decisions and giving retailers the ability to reach a large customer base.

2. Argentine economic situation

The Argentine economy has experienced significant difficulties including, a significant public debt burden, high interest rates, a financial system in crisis and a four-year economic recession. This situation has led to a significant decrease in products and services consumption in the country and an increase in the unemployment level, mainly through the end of 2002.

As from December 2001, the Argentine government issued measures, laws, decrees and regulations that involved significant changes to the prevailing economic model, including (i) the establishment of a floating exchange rate system, that led to a significant devaluation of the Argentine peso during the first months of 2002, and (ii) the mandatory conversion into Argentine pesos of certain foreign currency-denominated assets and liabilities held in Argentina (known as “pesification”). This situation generated a significant and uneven increase in economic indicators during 2002, such as exchange rates and inflation rates. These circumstances affect comparability of the accompanying financial statements, which must be interpreted in the light of these circumstances.

3. Preparation of financial statements

a. Basis of presentation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP. These consolidated financial statements include solely a reconciliation of net loss and shareholders’ equity to US GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the Securities and Exchange Commission (SEC) of the United States of America. A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 15 to these consolidated financial statements.

As discussed in Note 3.c., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003. The application of these CNV regulations represent a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying consolidated financial statements.

Certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

3. Preparation of financial statements (continued)

b. Basis of consolidation

The accompanying consolidated financial statements include the accounts of E-Commerce and its subsidiary, Altocity.com, over which E-Commerce has effective control. All significant intercompany balances and transactions have been eliminated in consolidation.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

c. Presentation of financial statements in constant pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina in 2002, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency.

However, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.1237.

Since Argentine GAAP still required companies to prepare price-level restated financial statements, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure does not have a material effect on the accompanying consolidated financial statements.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

3. Preparation of financial statements (continued)

d. Impact of recently issued accounting standards

On January 14, 2003, the CPCECABA and the CNV approved, with certain amendments, Technical Resolutions No. 16, 17, 18, 19 and 20 issued by the Federación Argentina de Consejos Profesional en Ciencias Económicas (“FACPCE”), which establish new accounting and disclosure principles under Argentine GAAP. These new accounting standards relate to the harmonization of Argentine GAAP with International Financial Reporting Standards. The Company adopted such standards on July 1, 2002, except for Technical Resolution No. 20, which is effective for fiscal years beginning on or after January 1, 2003. Following is a summary of the most significant provisions of the new accounting pronouncements, which affect the Company:

RT 16 “Framework for the Preparation and Presentation of Financial Statements”

In December 2000, the FACPCE issued Technical Resolution No. 16 (“RT 16”), “Framework for the Preparation and Presentation of Financial Statements” which sets out the concepts that underlie the preparation and presentation of financial statements for external reporting. The purpose of the framework is to assist the Board of the FACPCE, preparers and auditors of financial statements, and other interested parties in achieving their aims. The framework does not define standards for any particular measurement or disclosure issue. Nothing in the framework overrides any specific Technical Resolution. Among other things, the framework deals with (a) the objective of financial statements; (b) the qualitative characteristics that determine the usefulness of information in financial statements; (c) the definition, recognition and measurement of the elements from which financial statements are constructed; and (d) the concepts of capital and capital maintenance.

RT 17 “Overall Considerations for the Preparation of Financial Statements”

In December 2000, the FACPCE issued Technical Resolution No. 17 (“RT 17”), “Overall Considerations for the Preparation of Financial Statements” which sets out overall considerations for the preparation of financial statements, guidelines for the recognition, measurement and disclosure of assets and liabilities and the introduction of benchmark and alternative accounting treatments. The recognition, measurement and disclosure of specific transactions and other events are dealt with in other Technical Resolutions.

Among other things, RT 17 sets out guidelines for the recognition and measurement of certain assets and liabilities at their fair value. RT 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities. RT 17 requires research and development costs, trademarks, advertising costs and reorganization costs be expensed as incurred. Only organization and pre-operating costs that meet certain conditions can be capitalized. RT 17 also requires the recognition of deferred income taxes using the liability method.

RT 18 “Specific Considerations for the Preparation of Financial Statements”

In December 2000, the FACPCE issued Technical Resolution No. 18 (“RT 18”), “Specific Considerations for the Preparation of Financial Statements” which sets out the recognition, measurement and disclosure criteria of specific transactions and other events. Among other things, RT 18 prescribes the accounting for business combinations and leasing transactions as well as the accounting, measurement and disclosure of derivative instruments and hedge operations. RT 18 also requires the disclosure of earnings per share and segment information.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

3. Preparation of financial statements (continued)

d. Impact of recently issued accounting standards (continued)

RT 19 “Amendments to Technical Resolutions No. 4,5,6,8,9, 11 and 14”

In December 2000, the FACPCE issued Technical Resolution No. 19 (“RT 19”), “Amendments to Technical Resolutions No. 4,5,6,8,9,11 and 14. In particular, RT 19 provides for certain specific disclosure provisions related to balance sheet and income statement items in the financial statements. Among others, RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should now be presented as operating costs, i.e. gross revenue taxes.

RT 20 “Accounting for Derivative Instruments and Hedging Activities”

In April 2002, the FACPCE issued Technical Resolution No. 20 (“RT 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT 20 requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change. Any hedge ineffectiveness and changes in the fair value of instruments that do not qualify as hedges are reported in current period earnings.

RT 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”

In February 2003, the FACPCE issued Technical Resolution No. 21 (“RT 21”), “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” which amends Technical Resolutions No 4 and 5 and introduces certain amendments to other standards. This standard will be effective for the Company as from July 1, 2003. As of the date of these financial statements, the CNV has not adopted this resolution. The Company believes the adoption of this standard will not have a significant impact on the Company’s consolidated financial statements.

Restatement of previously issued financial statements

As required by Argentine GAAP, the Company has restated its prior year financial statements to give retroactive effect to the recently adopted accounting standard. However, the restatement did not affect the previously reported amounts of net loss for the years ended June 30, 2002 and 2001 and shareholders’ equity at June 30, 2002.

e. Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

f. Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

4. Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

a. Revenue recognition

The Company primarily derives its revenues from monthly maintenance fees charged to suppliers and sales of products on its website, and to a lesser extent from sales of advertising and sponsorships.

Revenue from product sales, net of any promotional gift certificates, as well as the related cost of sales, including the associated taxes, and other products and services for which the Company is the credit card merchant of record, are recorded at the aggregate retail value when the products are received by customers. Outbound shipping charges are included in net sales. Revenue from gift certificates is recognized upon product shipment following redemption. The Company provides an allowance for sales returns based on historical experience. Revenues from services are recorded at the time the related service is performed. Revenue earned from sales of products and services in which the product provider is the credit card merchant of record are recognized upon receipt and are recorded at the commission amount. Revenues from maintenance fees to suppliers are recognized monthly when earned. Revenues from sales of advertisements under per-transaction agreements are recognized upon display of each individual advertisement.

b. Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents.

c. Investments

Current investments include time deposits, which are valued at cost plus accrued interest at year-end. Time deposits had original maturities of less than three months. At June 30, 2002, current investments also included mutual funds which are carried at their market value.

d. Inventory

Inventories are valued at replacement cost. The carrying value of inventories does not exceed their estimated recoverable value.

e. Fixed assets, net

Fixed assets are stated at cost, adjusted for inflation (as described in Note 3.c.), less accumulated depreciation. Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life
- Furniture and fixtures	Between 3 and 10 years
- Computer equipment	3 years
- Software	3 years
- Leasehold improvements	3 years

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of operations.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

4. Significant accounting policies (continued)

f. Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2003, 2002 and 2001 were Ps. 0.01 million (unaudited), Ps. 0.01 million (unaudited) and Ps. 0.7 million, respectively. These costs are being amortized on a straight-line basis over 3 years.

g. Intangible assets, net

Organization expenses represent expenses incurred in connection with the formation of the Company’s subsidiary. Such expenses are carried at cost, adjusted for inflation (as described in Note 3.c.), and are amortized using the straight-line method over 3 years.

h. Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into Argentine pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within “Financial results, net” in the consolidated statements of income.

i. Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35% for all the periods presented.

As described in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company records income taxes using the method required by RT 17. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. RT 17 requires companies to record a valuation allowance for that component of net deferred tax assets which is not recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA.

In assessing the recoverability of deferred income tax assets, the Company has considered whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Accordingly, the Company has established a full valuation allowance against its deferred tax assets.

j. Asset tax provision

The Company is subject to the asset tax. Pursuant to this tax regime, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. The asset tax provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

4. Significant accounting policies (continued)

k. Provisions for contingencies and allowances

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

l. Advertising expenses

The Company expenses advertising and promotion costs as incurred. Advertising and promotion expenses were approximately Ps. 0.02 million (unaudited), Ps. 0.5 million (unaudited) and Ps. 3.5 million for the years ended June 30, 2003, 2002 and 2001, respectively.

m. Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute.

n. Impairment of long-lived assets

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

RT 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

No impairment losses have been recorded for any of the periods presented.

o. Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

5. Details of balance sheets accounts

a. Cash and banks:

	As of June 30,
	2003 (Unaudited)		2002 (Unaudited)
Cash in local currency	Ps.	4,368	Ps.	6,654
Banks in local currency		65,675		25,747
Banks in foreign currency		2,705,132		7,705,720

	Ps.	2,775,175	Ps.	7,738,121

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

5. Details of balance sheets accounts (continued)

b. Investments:

	As of June 30,
	2003 (Unaudited)		2002 (Unaudited)
Current
Time deposits	Ps.	200,202	Ps.	—
Mutual funds		—		306

	Ps.	200,202	Ps.	306

c. Accounts receivable, net:

	As of June 30,
	2003 (Unaudited)		2002 (Unaudited)
Current
Trade accounts receivable	Ps.	431,238	Ps.	87,619
Debtors for services, commissions and advertising		129,889		218,301
Checks to be deposited		197		21,877
Less:
Allowance for doubtful accounts (Note 15.c.)		(115,464)		(131,484)

	Ps.	445,860	Ps.	196,313

d. Other receivables and prepaid expenses:

	As of June 30,
	2003 (Unaudited)		2002 (Unaudited)
Current
Related parties (Note 7).	Ps.	80,888	Ps.	27,360
Guarantee deposits (Note 7)		18,700		—
Prepaid expenses		28,460		35,830
Tax credits, excluding asset tax (i)		9,047		54,306
Other		86,461		69,570

	Ps.	223,556	Ps.	187,066

	As of June 30,
	2003 (Unaudited)		2002 (Unaudited)
Non-current
Tax credits, excluding asset tax (i)	Ps.	1,565,991	Ps.	1,654,212
Asset tax credits		21,788		362,362
Guarantee deposits (Note 7)		—		21,013

	Ps.	1,587,779	Ps.	2,037,587

(i)	Consists primarily of VAT credits.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

5. Details of balance sheets accounts (continued)

e. Trade accounts payable:

	As of June 30,
	2003 (Unaudited)		2002 (Unaudited)
Current
Suppliers	Ps.	333,785	Ps.	934,145
Accruals		58,384		51,314

	Ps.	392,169	Ps.	985,459

f. Short-term debt:

	As of June 30,
	2003 (Unaudited)		2002 (Unaudited)
Capital lease obligations	Ps.	285	Ps.	50,244

	Ps.	285	Ps.	50,244

g. Salaries and social security payable:

	As of June 30,
	2003 (Unaudited)		2002 (Unaudited)
Social security payable	Ps.	25,401	Ps.	4,062
Provision for vacation and bonuses		8,214		27,349
Other		1,359		194

	Ps.	34,974	Ps.	31,605

h. Taxes payable:

	As of June 30,
	2003 (Unaudited)		2002 (Unaudited)
Asset tax provision	Ps.	20,504	Ps.	106,976
Gross sales tax provision		805		8,018
Other tax withholdings		9,708		18,057

	Ps.	31,017	Ps.	133,051

i. Other liabilities:

	As of June 30,
	2003 (Unaudited)		2002 (Unaudited)
Related parties (Note 7)	Ps.	175,934	Ps.	430,415
Other		101		330

	Ps.	176,035	Ps.	430,745

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

6. Shareholders’ contribution

a. Common stock

As of June 30, 2003, the Company had 12,000 Series A and 12,000 Series B authorized and outstanding common shares, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There was no share activity during the years ended June 30, 2003, 2002 and 2001.

	Common Stock					Approved by
	Shares issued	Par value		Additional paid-in-capital		Body	Date	Date of registration
Initial issuance of common shares to founders in exchange for cash	12,000	Ps.	12,000	Ps.	—		December 14, 1999	January 20, 2000
Shares issued for cash	12,000		12,000		21,955,441	Ordinary Shareholders’ Meeting	January 26, 2000	March 6, 2001

Balances as of June 30, 2000, 2001, 2002 and 2003	24,000	Ps.	24,000	Ps.	21,955,441

b. Inflation adjustment of common stock

The Company’s financial statements were prepared on the basis of general price-level accounting, which reflects changes in the purchasing power of the Argentine Peso in the historical financial statements. Accordingly, the annual inflation adjustment related to common stock was appropriated to an inflation adjustment reserve, which forms part of shareholders’ equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserves may be applied only towards the issuance of common stock to shareholders of the Company.

c. Irrevocable capital contributions

Irrevocable capital contributions represent capital contributions received from existing shareholders to fund operations and carry no obligations on the part of the Company to issue common shares or repay such contributions.

In connection with the formation of the Company, the shareholders agreed to make optional capital contributions to be approved by the Board of Directors of up to US$ 12.0 million to develop new lines of business.

d. Restrictions on distribution of profits

In accordance with the Argentine Corporations Law and the Company’s by-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

7. Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			Income (expense) included in the statements of operations for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2003 (Unaudited)		2002 (Unaudited)		2001		2003 (Unaudited)		2002 (Unaudited)
Red Alternativa S.A.	Subsidiary of an equity investee of IRSA	Other current receivables and prepaid expenses	Ps.	—	Ps.	—	Ps.	27,890	Ps.	—	Ps.	—
Alto Invest S.A.	Subsidiary of Alto Palermo S.A.	Other current receivables and prepaid expenses		—		—		10,164		—		—
Alto Invest S.A.	Subsidiary of Alto Palermo S.A.	Related parties payable		—		—		—		(3,328)		(3,740)
Dolphin Fund Management S.A.	Its shareholders are also shareholders of IRSA	Other current receivables and prepaid expenses		—		—		9,101		—		—
Telefónica de Argentina S.A.	Shareholder	Other current receivables and prepaid expenses		(125,062)		—		(20,733)		6,191		27,360
Telinver S.A..	Subsidiary of Telefónica de Argentina S.A.	Cost of revenues		—		—		(110,107)		—		—
Advance S.A..	Subsidiary of Telefónica de Argentina S.A.	Cost of revenues		—		—		(409,827)		—		—
Fibesa S.A.	Subsidiary of Alto Palermo S.A.	Selling expenses		—		—		(61,329)		—		—
IRSA	Shareholder of Alto Palermo S.A.	Other current receivables and prepaid expenses		—		—		—		18,700		—
IRSA	Shareholder of Alto Palermo S.A.	Other non current receivables and prepaid expenses		—		—		—		—		21,013
IRSA	Shareholder of Alto Palermo S.A.	Related parties payable		(122,411)		(171,520)		(716,649)		(91,837)		(61,185)
Alto Palermo S.A..	Shareholder	Other current receivables and prepaid expenses		—		—		—		74,697		—
Alto Palermo S.A..	Shareholder	Related parties payable		(68,056)		(45,980)		(318,541)		(80,769)		(365,490)

8. Revenues

	Year ended June 30, 2003 (Unaudited)		Year ended June 30, 2002 (Unaudited)		Year ended June 30, 2001
Revenues from product sales	Ps.	353,954	Ps.	807,033	Ps.	757,078
Revenues from commissions		259,470		269,909		222,384
Maintenance fees		61,845		475,125		1,201,904
Advertising revenues		23,079		15,813		184,374

	Ps.	698,348	Ps.	1,567,880	Ps.	2,365,740

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

9. Financial results, net

	Year ended June 30, 2003 (Unaudited)		Year ended June 30, 2002 (Unaudited)		Year ended June 30, 2001
Generated by assets:
Gain (loss) on exposure to inflation	Ps.	232,620	Ps.	(12,585,419)	Ps.	—
Realized loss on government bonds		—		(5,583,034)		—
Interest income		69,793		4,367,573		1,177,990
Exchange differences, net		—		(121)		—

	Ps.	302,413	Ps.	(13,801,001)	Ps.	1,177,990

Generated by liabilities:
(Loss) gain on exposure to inflation	Ps.	(1,153,032)	Ps.	3,621,661	Ps.	—
Exchange differences, net		(1,262,889)		—		—
Interest expense		(51,655)		(65,495)		(42,504)
Discounts obtained		(388)		7,012		43,212

	Ps.	(2,467,964)	Ps.	3,563,178	Ps.	708

	Ps.	(2,165,551)	Ps.	(10,237,823)	Ps.	1,178,698

10. Other income, net

	Year ended June 30, 2003 (Unaudited)		Year ended June 30, 2002 (Unaudited)		Year ended June 30, 2001
Gain (loss) from sale of fixed assets	Ps.	1,742	Ps.	(21,750)	Ps.	(59,881)
Recovery of advertising expenses		—		96,690		810,291
Other		4,717		9,542		1,951

	Ps.	6,459	Ps.	84,482	Ps.	752,361

11. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2003 is as follows :

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Investments	Ps.	200,202	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	200,202
Accounts receivable, net		445,860		—		—		—		—		—		—		445,860
Other receivables and prepaid expenses		223,192		364		—		—		—		—		1,587,779		1,811,335

	Ps.	869,254	Ps.	364	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,587,779	Ps.	2,457,397

Liabilities
Trade accounts payable	Ps.	392,169	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	392,169
Customer advances		—		—		—		—		—		—		14,848		14,848
Short term debt		285		—		—		—		—		—		—		285
Other liabilities (1)		217,246		—		—		—		—		—		24,780		242,026

	Ps.	609,700	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	39,628	Ps.	649,328

	Accruing interest at a fixed rate		Accruing interest at a variable rate		Not accruing interest
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Total
Assets
Investments	Ps.—	Ps.—	Ps.200,202	Ps.—	Ps.—	Ps.—	Ps.200,202
Accounts receivable, net	—	—	—	—	445,860	—	445,860
Other receivables and prepaid expenses	—	—	—	—	223,556	1,587,779	1,811,335

	Ps.—	Ps.—	Ps.200,202	Ps.—	Ps.669,416	Ps.1,587,779	Ps.2,457,397

Liabilities
Trade accounts payable	Ps.—	Ps.—	Ps.—	Ps.—	Ps.392,169	Ps.—	Ps.392,169
Customer advances	—	—	—	—	14,848	—	14,848
Short term debt	—	—	285	—	—	—	285
Other liabilities (1)	—	—	—	—	242,026	—	242,026

	Ps.—	Ps.—	Ps.285	Ps.—	Ps.649,043	Ps.—	Ps. 649,328

(1)	Represents salaries and social security payable, taxes payable and other liabilities.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

12. Sales transactions on a consignment basis

The Company primarily operates on a consignment basis, taking out an insurance policy to cover the risks associated with the inventory. At June 30, 2003, the Company maintains goods on consignment amounting to Ps. 99,644. Comissions earned by the Company as a result of these transactions are included within “Sales and services” in the accompanying consolidated statement of income. Amounts payable to principals for these transactions are included within “Trade accounts payable” in the accompanying consolidated balance sheet.

13. Stock option agreement

In January 2000, the Company entered into a stock option agreement with Consultores Internet Managers Ltd. (“CIM”), pursuant to which options were granted, to purchase class B shares of Altocity.com, representing 15% of its common stock. CIM is a special-purpose Cayman Islands’ corporation created to act on behalf of the Company’s management and is represented by an independent attorney-in-fact. Pursuant to the terms of the agreement, options were granted for a period up to eight years and at an exercise price to be determined by the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.com by the holding company, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option, over (ii) the total number of class B shares owned by the holding company at the exercise date of the option. CIM has a vested interest in 50% of the underlying shares within 30 days after the grant date and the remaining 50% will vest upon the third anniversary of the grant date. The option was granted to CIM to be allocated by it among the management of Altocity.com as an incentive compensation for their services. As of June 30, 2003, no individual awards have been determined for participating employees under this option. Upon exercise of the option, CIM’s sole asset will be its 15% interest in Altocity.com.

14. Income taxes

As described in Note 4.i, the Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the periods presented differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax loss as a result of the following:

	2003 (Unaudited)		2002 (Unaudited)		2001
Income tax benefit at statutory tax rate on pretax loss	Ps.	(2,204,702)	Ps.	(5,958,329)	Ps.	(4,557,005)
Permanent differences:
Inflation accounting		1,710,374		4,735,230		—
Change in valuation allowance		1,339,335		1,439,706		2,067,720
Others		(845,007)		(216,607)		2,489,285

Income tax expense	Ps.	—	Ps.	—	Ps.	—

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

14. Income taxes (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2003 and 2002 are presented below:

	2003 (Unaudited)		2002 (Unaudited)
Deferred tax assets:
Tax loss carryforwards	Ps.	4,837,839	Ps.	4,515,191
Accounts receivable		391,078		46,019

Total gross deferred tax assets		5,228,917		4,561,210
Valuation allowance		(5,213,145)		(4,387,577)

Total net deferred tax assets	Ps.	15,772	Ps.	173,633

Deferred tax liabilities:
Fixed assets		(15,772)		(63,288)
Intangible assets		—		(110,345)

Total gross deferred tax liabilities	Ps.	(15,772)	Ps.	(173,633)

Net deferred income tax asset	Ps.	—	Ps.	—

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

15. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP. These consolidated financial statements include solely a reconciliation of net loss and shareholders’ equity to US GAAP. Pursuant of Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by US GAAP and Regulation S-X of the SEC.

As discussed in Note 3.c., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003. The application of these CNV regulations represent a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on the accompanying consolidated financial statements.

I. Difference in measurement methods

The following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation through February 28, 2003, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

Reconciliation of net loss:	Year ended June 30, 2003 (Unaudited)		Year ended June 30, 2002 (Unaudited)		Year ended June 30, 2001
Net loss as reported under Argentine GAAP	Ps.	(6,506,913)	Ps.	(16,684,271)	Ps.	(12,763,370)
US GAAP adjustments:
Organization expenses		708,000		858,654		1,133,555
Available-for-sale securities		—		43,614		(43,614)
Minority interest		(132,400)		(339,525)		(256,644)

Net loss under US GAAP	Ps.	(5,931,313)	Ps.	(16,121,528)	Ps.	(11,930,073)

	As of June 30,
Reconciliation of shareholders’ equity:	2003 (Unaudited)		2002 (Unaudited)
Total shareholders’ equity under Argentine GAAP	Ps.	5,798,417	Ps.	12,305,330
US GAAP adjustments:
Organization expenses		—		(708,000)
Minority interest		(773,689)		(641,289)

Total shareholders’ equity under US GAAP	Ps.	5,024,728	Ps.	10.956,041

	For the years ended June 30,
Description of changes in shareholders’ equity under US GAAP:	2003 (Unaudited)		2002 (Unaudited)
Shareholders’ equity as of beginning of the year	Ps.	10,956,041	Ps.	27,121,183
Other comprehensive income		—		(43,614)
Net loss under US GAAP		(5,913,313)		(16,121,528)

Shareholders’ equity as of the end of the year	Ps.	5,024,728	Ps.	10,956,041

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

15. Differences between Argentine GAAP and US GAAP (Continued)

Description of reconciling items:

a) Organization expenses

Under Argentine GAAP, organization expenses have been capitalized as intangible assets and are being amortized over 3 years. For US GAAP purposes, organization expenses are expensed as incurred. Such costs would be classified as operating costs.

b) Available-for-sale securities

Under Argentine GAAP, investments in mutual funds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, these investments in mutual funds are classified as available-for-sale investments, and accordingly unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity.

c) Stock option agreement

As discussed in Note 13, the Company entered into a stock option agreement with CIM, pursuant to which options were granted, to purchase class B shares of Altocity.com, representing 15% of its common stock. CIM is a special-purpose Cayman Islands’ corporation created to act on behalf of the Company’s management and is represented by an independent attorney-in-fact. Pursuant to the terms of the agreement, options were granted for a period up to eight years and at an exercise price to be determined by the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.com by the holding company, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option, over (ii) the total number of class B shares owned by the holding company at the exercise date of the option. CIM has a vested interest in 50% of the underlying shares within 30 days after the grant date and the remaining 50% will vest upon the third anniversary of the grant date. The option was granted to CIM to be allocated by it among the management of Altocity.com as an incentive compensation for their services. As of June 30, 2003, no individual awards have been determined for participating employees under this option. Upon exercise of the option, CIM’s sole asset will be its 15% interest in Altocity.com.

Under US GAAP, the Company adopted SFAS No. 123, “Accounting for Stock-Based Compensation” in accounting for both stock option agreements. This Statement gave the Company the option of either (i) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations while providing the disclosures required under SFAS No. 123, or (ii) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25.

Under US GAAP, in accordance with AIN-APB 25 “Accounting for Stock Issued to Employees – an accounting interpretation of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the Company and the employee, whether the plan is adopted by the Company or the principal stockholder. Consequently, the Company should account for this type of plan when one is established or financed by the principal stockholder unless (i) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (ii) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment or (iii) the Company clearly does not benefit from the transaction. The SEC to apply to other situations in which a principal stockholder undertakes transactions for the benefit of the company has adopted the rationale established in this Interpretation. SAB 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

15. Differences between Argentine GAAP and US GAAP (continued)

c) Stock option agreement (continued)

The Company has determined that the stock options were granted, in substance, to compensate the management of Altocity.com. As the exercise price was not known at date of grant, this option agreement is considered to be “variable” plan. To date, no individual awards have been determined for participating employees.

At June 30, 2003, exercise price exceeds the fair market value of Altocity.com’s shares. As such, no compensation expense has been recognized.

d) Deferred income tax

As discussed in Note 4.i, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

As the Company has established a full valuation allowance against its net deferred tax assets, no adjustment is included in the US GAAP reconciliation.

e) Minority interest

Under Argentine GAAP, when the minority interest in a subsidiary’s accumulated deficit equals its share of the capital in the subsidiary, any subsequent losses generated by the subsidiary continue to be charged to the minority interest. For US GAAP purposes, minority interest generally should not be written down below zero unless the minority shareholder has, for example, guaranteed the obligations of the subsidiary.

f) Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No. 43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

15. Differences between Argentine GAAP and US GAAP (Continued)

g) Software costs

Under US GAAP, the Company adopted the provisions of Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1) and Emerging Issue Task Force 00-2, “Accounting for Web Site Development Costs” (EITF 00-2) in accounting for computer software costs and web site development costs, respectively. SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. EITF 00-2 requires all costs related to the development of the web site other than those incurred during the development of web site applications and infrastructure to be expensed as incurred. Costs incurred during the development of web site applications and infrastructure involve acquiring or developing hardware and software to operate the web site, including graphics that affect the look and feel of the web page. All costs relating to software used to operate a web site should be accounted for under SOP 98-1. There was no significant impact upon adoptions.

II. Additional disclosure requirements

a) Comprehensive loss

The Company adopted SFAS No. 130, “Reporting Comprehensive Income” since its inception. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Year ended June 30, 2003 (Unaudited)		Year ended June 30, 2002 (Unaudited)		Year ended June 30, 2001
Net loss under US GAAP	Ps.	(5,931,313)	Ps.	(16,121,528)	Ps.	(11,930,073)
Other comprehensive income:
Unrealized holding gain on available-for-sale securities (net of income taxes of Ps. nil)		—		—		43,614
Realized holding gain on available-for-sale securities (net of income taxes of Ps. nil)		—		(43,614)		—

Comprehensive loss	Ps.	(5,931,313)	Ps.	(16,165,142)	Ps.	(11,886,459)

	As of June 30,
	2003 (Unaudited)		2002 (Unaudited)		2001
Accumulated other comprehensive income	Ps.	—	Ps.	—	Ps.	43,614

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

15. Differences between Argentine GAAP and US GAAP (Continued)

b) Development stage enterprise

The Company is a Development Stage Enterprise, as defined in Statement of Financial Accounting Standards No. 7 (“SFAS No. 7”). Under SFAS No. 7, certain additional financial information is required to be included in the financial statements. SFAS No. 7 provides that development stage enterprises should disclose the required cumulative financial information from the inception of the Company to the current balance sheet date. This information is presented below:

Consolidated Statement of Income for the period from December 14, 1999 (date of inception) through June 30, 2003

December 14, 1999 through June 30, 2003
Revenues	Ps.5,197,727
Cost of revenues	(3,738,864)

Gross profit	Ps. 1,458,863

Selling expenses.	(11,669,846)
Administrative expenses	(18,260,330)

Operating loss	Ps.(28,471,313)

Financial results, net	(10,990,607)
Other income, net	836,271

Loss before minority interest and income taxes	Ps.(38,625,649)

Asset tax expense	(340,165)
Minority interest	774,215

Net loss	Ps.(38,191,599)

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

15. Differences between Argentine GAAP and US GAAP (continued)

b) Development stage enterprise (continued)

Consolidated Statement of Cash Flows for

the period from December 14, 1999 (date of inception) through June 30, 2003

	December 14, 1999 through June 30, 2003
Cash flows from operating activities:
Net loss for the period	Ps.	(38,191,599)
Adjustments to reconcile net loss to net cash flow from operating activities:
Financial results		6,888,148
Depreciation and amortization		7,815,511
Loss from sale of fixed assets		79,889
Allowance for doubtful accounts		409,116
Realized loss on government bonds		5,583,034
Interest and amortization of premiums and discounts of government bonds		(526,793)
Minority interest		(774,215)
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable		(1,148,143)
Increase in other receivables and prepaid expenses		(4,000,257)
Increase in inventory		(80,337)
Increase in intangible assets		(2,205,572)
Increase in trade accounts payable		1,633,392
Increase in customer advances		50,939
Increase in salaries and social security payable		102,116
Increase in taxes payable		104,434
Increase in other liabilities		273,702

Net cash used in operating activities	Ps.	(23,986,635)

Cash flows from investing activities:
Acquisition of fixed assets		(6,097,693)
Purchase of government bonds		(19,783,637)
Proceeds from sale of government bonds		6,445,232
Proceeds from maturities of government bonds		2,355,104
Net proceeds from sale of fixed assets		232,107

Net cash used in investing activities	Ps.	(16,848,887)

Cash flows from financing activities:
Additional paid-in-capital		21,955,441
Issuance of common stock		52,756
Irrevocable capital contribution for future subscription of shares		21,981,819
Principal payments on capital lease obligations		(179,643)
Minority interest contributions		526

Net cash provided by financing activities	Ps.	43,810,899

Net increase in cash and cash equivalents		2,975,377
Cash and cash equivalents as of the beginning of the period		—

Cash and cash equivalents as of the end of the period	Ps.	2,975,377

Supplemental cash flow information:
Cash paid for:
Interest	Ps.	130,294
Non-cash activities:
Increase in fixed assets through an increase in capital lease obligations	Ps.	249,464

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

15. Differences between Argentine GAAP and US GAAP (continued)

c) Statements of cash flows

As discussed in Note 3.d, the Company adopted new accounting standards effective July 1, 2002. Pursuant to this adoption, the Company is required to present the statements of cash flows in the primary financial statements in accordance with RT 9, as amended. The application of this standard did not affect the presentation of the statements of cash flows since the Company already presented such statements in the primary financial statements following the basic principles of SFAS No. 95 “Statement of Cash Flows” (SFAS No.95). Guidance set forth in RT 9 (as amended) is similar to the guidelines set forth in SFAS No. 95.

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

Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of June 30,
	2003 (Unaudited)	2002 (Unaudited)	2001

Cash and banks	2,775,175	7,738,121	364,254
Current investments	200,202	306	5,107,199

Total cash and banks and current investments as per balance sheet	2,975,377	7,738,427	5,471,453
Less: Items not considered cash and cash equivalents - Government bonds	—	—	2,634,822

Cash and cash equivalents as shown in the statement of cash flows	2,975,377	7,738,427	2,836,631

Under Argentine GAAP, nor the effect of exchange rate changes on cash and cash equivalents, neither the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the consolidated statement of cash flows under US GAAP:

	Year ended June 30, 2003 (Unaudited)		Year ended June 30, 2002 (Unaudited)		Year ended June 30, 2001
Net cash used in operating activities	Ps.	(6,925,127)	Ps.	(330,158)	Ps.	(17,347,605)
Net cash (used in) provided by investing activities		(2,912)		7,587,025		(20,386,257)
Net cash (used in) provided by financing activities		(44,749)		(58,539)		21,911,124
Effect of exchange rate changes on cash and cash equivalents		2,235,640		515,204		—
Effects of inflation accounting	Ps.	(25,902)	Ps.	(2,811,736)	Ps.	—

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (Continued)

15. Differences between Argentine GAAP and US GAAP (continued)

d) Statement of operations classification differences

Operating loss

Under Argentine GAAP, the recovery of advertising expenses has been included within “Other income (expense), net” in the accompanying consolidated statement of income. Under US GAAP, such item would have been classified as a reversal to the amounts in the line items, which were originally recorded. Operating loss under US GAAP would have been Ps. 4.1 million (unaudited), Ps. 6.8 million (unaudited) and Ps. 14.1 million for the years ended June 30, 2003, 2002 and 2001, respectively.

16. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Allowances

j. Cost of revenues

k. Foreign currency assets and liabilities

f. Other expenses

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statements (continued)

16. Other financial statement information (continued)

a. Fixed assets, net

	Original value								Depreciation								Net carrying value as of June 30,
Principal account	Value as of beginning of years		Additions		Deductions		Value as of end of years		Accumulated as of beginning of years		Current year				Accumulated as of end of years		2003		2002
											Decreases		Amount (1)
																	(Unaudited)
Furniture and fixtures	Ps.	423,357	Ps.	3,635	Ps.	(1,313)	Ps.	425,679	Ps.	130,427	Ps.	(1,030)	Ps.	96,044	Ps.	225,441	Ps.	200,238	Ps.	292,930
Computer equipment		1,418,292		—		—		1,418,292		563,966		—		804,854		1,368,820		49,472		854,326
Administrative software		731,544		1,302		—		732,846		543,964		—		161,031		704,995		27,851		187,580
Internet software		2,791,240		—		—		2,791,240		1,774,900		—		893,745		2,668,645		122,595		1,016,340
Leasehold improvements		604,597		—		—		604,597		529,747		—		49,784		579,531		25,066		74,850

Total as of June 30, 2003	Ps.	5,969,030	Ps.	4,937	Ps.	(1,313)	Ps.	5,972,654	Ps.	3,543,004	Ps.	(1,030)	Ps.	2,005,458	Ps.	5,547,432	Ps.	425,222	Ps.	—

Total as of June 30, 2002	Ps.	5,262,366	Ps.	960,033	Ps.	(253,369)	Ps.	5,969,030	Ps.	1,960,474	Ps.	(54,605)	Ps.	1,637,135	Ps.	3,543,004	Ps.	—	Ps.	2,426,026

(1)	The allocation of annual depreciation charges in the statements of operations is included in note 16.f.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statement (continued)

16. Other financial statement information (continued)

b. Intangible assets, net

	Original value						Amortization						Net carrying value as of June 30,
Principal account	Value as of beginning of years		Deductions		Value as of end of years		Current year						2003		2002
							Accumulated as of beginning of years		Amount (1)		Accumulated as of end of years
													(Unaudited)
Organization expenses	Ps.	2,205,572	Ps.	—	Ps.	2,205,572	Ps.	1,497,572	Ps.	708,000	Ps.	2,205,572	Ps.	—	Ps.	708,000

Total as of June 30, 2003	Ps.	2,205,572	Ps.	—	Ps.	2,205,572	Ps.	1,497,572	Ps.	708,000	Ps.	2,205,572	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	2,511,238	Ps.	(305,666)	Ps.	2,205,572	Ps.	944,584	Ps.	552,988	Ps.	1,497,572	Ps.	—	Ps.	708,000

(1)	The allocation of annual amortization charges in the statements of operations is included in note 16.f.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statement (continued)

16. Other financial statement information (continued)

c. Allowances

Item	Balances as of beginning of years		Aditions (1)		Deductions (2)		Carrying value as of June 30,
							2003 (Unaudited)		2002 (Unaudited)		2001
Deducted from current assets:
Allowance for doubtful accounts	Ps.	131,484	Ps.	21,550	Ps.	(37,570)	Ps.	115,464	Ps.	131,484	Ps.	258,070

Total as of June 30, 2003	Ps.	131,484	Ps.	21,550	Ps.	(37,570)	Ps.	115,464	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	258,070	Ps.	129,496	Ps.	(256,082)	Ps.	—	Ps.	131,484	Ps.	—

Total as of June 30, 2001	Ps.	9,393	Ps.	248,677	Ps.	—	Ps.	—	Ps.	—	Ps.	258,070

(1)	Set forth in Note 16.f.
(2)	Corresponds to exposure to inflation.

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statement (continued)

16. Other financial statement information (continued)

d. Cost of revenues

	Years ended June 30,
	2003 (Unaudited)	2002 (Unaudited)	2001
Cost of sales and services
Inventory as of the beginning of the years	Ps.27,686	Ps.139,178	Ps.44,946
Plus:
Purchases of the years	199,450	473,783	646,816
Expenses (Note 16.f.)	510,247	695,114	1,043,569
Less:
Stock as of the end of the years	(16,262)	(27,686)	(139,178)

Cost of sales and services	Ps.721,121	Ps.1,280,389	Ps.1,596,153

Total cost	Ps.721,121	Ps.1,280,389	Ps.1,596,153

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statement (continued)

16. Other financial statement information (continued)

e. Foreign currency assets and liabilities

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current exchange rate	2003		2002
				(Unaudited)
Assets
Current assets
Cash and banks	US$	1,001,901	2.70	Ps.	2,705,132	Ps.	7,705,720
Investments	US$	74,149	2.70		200,202		—
Other receivables and prepaid expenses	US$	70,287	2.70		189,776		—

Total current assets		1,146,337		Ps.	3,095,110	Ps.	7,705,720

Total assets as of June 30, 2003		1,146,337		Ps.	3,095,110	Ps.	—

Total assets as of June 30, 2002		—		Ps.	—	Ps.	7,705,720

Liabilities
Current liabilities
Other liabilities	US$	—		Ps.	—	Ps.	72,591

Total current liabilities		—		Ps.	—	Ps.	72,591

Total liabilities as of June 30, 2003		—		Ps.	—	Ps.	—

Total liabilities as of June 30, 2002		—		Ps.	—	Ps.	72,591

E-Commerce Latina S.A.

Notes to the Consolidated Financial Statement (continued)

16. Other financial statement information (continued)

f. Other expenses

	Expenses						Total as of June 30, 2003 (Unaudited)		Total as of June 30, 2002 (Unaudited)		Total as of June 30, 2001
Items	Cost of revenues		Administrative		Selling
Depreciation and amortization	Ps.	369,496	Ps.	1,989,964	Ps.	353,998	Ps.	2,713,458	Ps.	2,190,123	Ps.	2,713,716
Salaries and bonuses		24,036		493,598		259,098		776,732		2,645,206		3,715,580
Fees and payments for services		—		147,960		11,021		158,981		271,743		1,530,118
Distribution expenses		73,287		23,738		55,820		152,845		186,089		256,961
Social security contributions		5,307		93,345		49,995		148,647		404,870		552,115
Communications		37,878		24,839		63,031		125,748		99,207		585,803
Commissions		—		107,217		3,586		110,803		130,245		168,981
Rental		—		107,115		—		107,115		743,692		2,106,535
Taxes, rates, contributions and services		—		64,891		29,321		94,212		175,521		318,506
Personnel		—		51,214		—		51,214		63,360		63,162
Customer services		—		—		28,219		28,219		61,536		125,475
Allowance for doubtful accounts		—		—		21,550		21,550		129,496		248,677
Advertising		—		—		20,803		20,803		513,695		3,508,861
Insurance		—		15,572		—		15,572		10,434		11,897
Bank charges		—		15,274		—		15,274		46,462		34,807
Freight and transportation		—		15,035		—		15,035		29,069		27,143
Maintenance and repairs		243		9,282		—		9,525		36,213		56,001
Stationery		—		7,545		—		7,545		22,879		50,611
Photographic production		—		—		4,467		4,467		28,500		164,848
Representation expenses		—		—		872		872		28,485		214,967
Other		—		45,910		3,003		48,913		36,235		309,465

Total as of June 30, 2003	Ps.	510,247	Ps.	3,212,499	Ps.	904,784	Ps.	4,692,421	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	695,114	Ps.	5,483,656	Ps.	1,674,290	Ps.	—	Ps.	7,853,060	Ps.	—

Total as of June 30, 2001	Ps.	1,043,569	Ps.	8,766,453	Ps.	6,954,207	Ps.	—	Ps.	—	Ps.	16,764,229