Form 20-F
period 2004-06-30
ALTO PALERMO SA APSA
filed 2004-12-29
CIK 1128173

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 128 0-30982

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, Piso 22

Buenos Aires, Argentina

54-11 4344-4600

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing forty shares of Common Stock	Nasdaq National Market of the Nasdaq Stock Market

Common Stock, face value one Peso per share	Nasdaq National Market of the Nasdaq Stock Market*

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of the issuer’s common stock as of June 30, 2004 was 727,682,259

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	changes in exchange rates or regulations applicable to currency exchanges or transfers;

•	unexpected developments in certain existing litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “ Risk Factors” beginning on page 14.

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

As used herein: “GLA or gross leasable area”, in the case of shopping centers, refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report, references to “US$” and “U.S. Dollar” are to United States Dollars and references to “Ps.”, “Peso” or “Pesos” are to Argentine Pesos. This annual report contains our audited consolidated financial statements as of June 30, 2004 and 2003 and for the years ended June 30, 2004, 2003 and 2002. Our consolidated financial statements have been audited by Price Waterhouse & Co.S.R.L., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein.

Except as discussed in the following paragraph, we prepare our consolidated financial statements in Pesos and in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores (“CNV”), which differs in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and the regulations of the SEC. See Note 16 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity.

As discussed in Note 3.j. to our consolidated financial statements, contained elsewhere in this annual report, in order to comply with CNV regulations of the, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on our consolidated financial statements. Additionally, as discussed in Note 2.c to our consolidated financial statements, contained elsewhere in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date, using a conversion factor of 1.1237. Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on our consolidated financial statements.

As a result of these matters, until February 28, 2003 our consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchasing power of the Peso in our historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadística y Censos, as follows:

•	we adjusted non-monetary items and consolidated statements of income amounts to reflect the then current general purchasing power;

•	we did not adjust monetary items as such items were, by their nature, stated in terms of current general purchasing power in our consolidated financial statements;

•	we recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items; and

•	we included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within Financing results, net.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

References to fiscal years 2000, 2001, 2002, 2003 and 2004 are to the fiscal years ended June 30, 2000, 2001, 2002, 2003 and 2004, respectively.

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

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Selected financial data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2004, 2003 and 2002 and the selected consolidated balance sheet data as of June 30, 2004 and 2003 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors.

As discussed in Note 3 to our consolidated financial statements, contained elsewhere in this annual report, on January 14, 2003, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and the CNV approved, with certain amendments, Technical Resolutions No. 16, 17, 18, 19 and 20 issued by the Federación Argentina de Consejos Profesional de Ciencias Económicas (“FACPCE”), which established new accounting and disclosure principles under Argentine GAAP. We adopted such standards on July 1, 2002, except for Technical Resolution No. 20 which was adopted on July 1, 2003. As required by Argentine GAAP, when issuing our 2003 consolidated financial statements we restated our financial statements for the prior year to give retroactive effect to the newly adopted accounting standards. The consolidated statements of income data for the years ended June 30, 2001 and 2000 and the selected consolidated balance sheet data as of June 30, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements that are not included herein, which were restated to give retroactive effect to the recently adopted accounting standards.

Our consolidated financial statements are presented in Pesos. Except as discussed in the following paragraph, our financial statements are prepared in accordance with Argentine GAAP and regulations of the CNV which differs in certain significant respects from U.S. GAAP. Note 16 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income (loss) reported under Argentine GAAP for the years ended June 30, 2004, 2003 and 2002, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2004 and 2003. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and the regulations of the SEC.

As discussed in Notes 2.c. and 3.j. to our consolidated financial statements, contained elsewhere in this annual report, in order to comply with regulations of the CNV, we discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However, such departures have not had a material effect on our consolidated financial statements.

Until February 28, 2003, our consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchasing power of the Peso in the historical financial statements using changes in the Argentine wholesale price index, as published by the Instituto Nacional de Estadística y Censos, as follows:

•	we adjusted non-monetary items and consolidated statements of income amounts to reflect the then-current general purchasing power,

•	we did not adjust monetary items, as such items were by their nature stated in terms of current general purchasing power in our consolidated financial statements,

•	we recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items, and

•	we included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within Financing results, net.

	As of and for the year ended June 30,(1)
	2004	2004	2003	2002	2001	2000
	(US$)[2]	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
STATEMENT OF INCOME DATA
Argentine GAAP
Revenues	48,428.0	143,250.0	114,215.4	195,966.2	266,048.7	252,992.4
Costs	(24,340.2)	(71,998.2)	(67,574.9)	(91,070.6)	(104,337.5)	(97,259.6)

Gross profit	24,087.9	71,251.9	46,640.6	104,895.7	161,711.3	155,732.8

Selling expenses	(3,675.4)	(10,871.8)	(17,593.5)	(63,211.8)	(40,135.5)	(58,526.0)
Administrative expenses	(7,005.1)	(20,720.9)	(18,227.5)	(25,383.5)	(34,647.6)	(31,025.1)
Net income (loss) in credit card trust	88.2	260.9	(4,077.1)	(4,068.8)	2,313.7	587.6
Torres de Abasto unit contracts’ rescissions	—	—	9.7	60.4	(29.4)	(3,791.5)

Operating income	13,495.6	39,920.0	6,752.1	12,291.9	89,212.5	62,977.8

Equity loss from related companies	(380.8)	(1,126.5)	(12,072.2)	(4,895.0)	(3,084.6)	(405.6)
Amortization of goodwill	(1,631.7)	(4,826.5)	(4,827.1)	(4,826.8)	(4,827.1)	(2,705.2)
Financial results, net(3)	2,211.0	6,540.2	118,641.1	(91,189.0)	(82,270.2)	(55,739.1)
Other (expense) income, net	(1,622.8)	(4,800.2)	13,271.9	(10,839.3)	(306.7)	(955.4)

Income (loss) before taxes and minority interest	12,071.3	35,707.0	121,765.9	(99,458.1)	(1,276.0)	3,172.4
Income tax (expense) benefit	(5,514.3)	(16,311.3)	(46,755.1)	82,992.6	(5,241.0)	12,409.8
Minority interest	(188.7)	(558.1)	2,339.8	5,113.8	(900.8)	(808.7)

Net income (loss)	6,368.3	18,837.5	77,350.6	(11,351.8)	(7,417.8)	14,773.5

Basic net income (loss) per share	0.009	0.026	0.110	(0.016)	(0.011)	0.021
Basic net income (loss) per ADS	0.356	1.052	4.390	(0.649)	(0.424)	0.844
Diluted net income (loss) per share	0.005	0.015	0.029	(0.016)	(0.011)	0.021
Diluted net income (loss) per ADS	0.207	0.613	1.180	(0.649)	(0.424)	0.844
Number of shares	727,682.3	727,682.3	704,829.7	700,000.0	700,000.0	700,000.0

U.S. GAAP
Revenues	46,415.3	137,296.5	109,838.6	191,718.7	258,498.9	252,592.4
Net income (loss)	2,451.4	7,251.1	63,857.2	(161,791.6)	(14,224.3)	11,520.5
Basic net income per share	0.003	0.01	0.09	(0.23)	(0.02)	0.02
Diluted net income per share	0.003	0.01	0.02	(0.23)	(0.02)	0.02
Basic net income per ADS	0.135	0.40	3.60	(9.20)	(0.80)	0.80
Diluted net income per ADS	0.135	0.40	0.80	(9.20)	(0.80)	0.80
Weighted average number of shares Outstanding	716,436.0	716,436.0	701,016.8	700,000.0	700,000.0	673,708.8

	As of and for the year ended June 30,(1)
	2004	2004	2003	2002	2001	2000
	(US$)[2]	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
BALANCE SHEET DATA
Argentine GAAP
Current Assets:
Cash and banks and investments	25,447.5	75,273.7	35,987.7	24,753.0	33,215.6	15,144.0
Accounts receivable, net	9,120.6	26,978.7	28,961.4	24,029.1	113,769.7	99,589.9
Other receivables and prepaid expenses	8,060.4	23,842.5	4,851.5	6,080.9	24,797.2	43,564.4
Inventory	263.8	780.3	759.2	1,315.3	8,413.3	21,756.3

Total current assets	42,892.2	126,875.3	70,559.7	56,178.4	180,195.8	180,054.7
Non-current assets:
Accounts receivable, net	929.5	2,749.4	2,340.8	5,226.4	10,675.1	13,059.8
Other receivables and prepaid expenses, net	11,336.2	33,532.5	47,681.6	93,848.1	32,124.3	8,116.4
Inventory, net	14,672.5	43,401.3	25,030.0	24,880.2	30,727.9	13,144.1
Fixed assets, net	302,616.7	895,140.2	918,697.8	955,967.0	1,064,745.4	1,115,531.1
Investments, net	6,967.2	20,608.8	11,094.5	25,287.2	33,991.9	19,727.4
Intangible assets, net	648.6	1,918.5	2,402.6	8,295.1	9,237.0	42,470.3

Subtotal Non-Current Assets	337,170.7	997,350.8	1,007,247.3	1,113,504.0	1,181,501.7	1,212,589.7
Goodwill, net	7,337.2	21,703.5	26,530.0	31,357.1	36,185.8	1,938.1

Total non-current assets	344,507.9	1,019,054.3	1,033,777.3	1,144,861.0	1,217,687.5	1,217,687.5

Total assets	387,400.1	1,145,929.5	1,104,337.0	1,201,039.4	1,397,883.2	1,213,987.3
Current liabilities:
Trade accounts payable	10,758.7	31,824.4	19,478.7	19,095.2	38,109.4	41,292.3
Short-term debt	32,315.0	95,587.7	24,699.3	39,755.8	122,737.5	270,211.2
Salaries and social security payable	1,941.8	5,743.8	3,783.0	1,598.6	6,881.3	3,449.5
Taxes payable	2,427.0	7,179.2	5,812.2	13,204.8	5,990.1	14,965.4
Customer advances	6,535.6	19,332.3	11,212.1	10,152.5	35,650.1	43,301.6
Related parties	2,850.8	8,432.7	7,445.0	712.3	973.0	876.1
Dividends payable	114.2	337.7	337.7	379.4	742.3	1,388.6
Other liabilities	1,906.3	5,638.8	5,649.9	2,133.6	2,901.6	2,788.4

Total debts	58,849.4	174,076.5	78,417.9	87,032.2	213,985.4	378,273.1
Provisions	—	—	—	3,903.7	—	—

Total current liabilities	58,849.4	174,076.5	78,417.9	90,935.9	207,868.9	373,051.7
Non-current liabilities:
Trade accounts payable	968.6	2,865.0	3,609.6	6,873.8	4,243.5	4,948.2
Long-term debt	49,041.5	145,064.9	218,138.8	242,065.0	374,184.9	190,100.6
Taxes payable	1,324.5	3,917.8	—	—	19,045.5	16,453.0
Customer advances	9,312.5	27,546.3	25,318.1	28,386.3	65,654.3	77,481.0
Related parties	—	—	—	127,967.2	—	—
Other liabilities	237.2	701.7	913.9	1,167.7	1,431.2	1,564.6

Total debts	60,884.2	180,095.6	247,980.5	406,460.0	464,559.5	290,547.4
Provisions	2,026.9	5,995.7	3,927.1	4,938.1	4,313.3	4,842.5

Total non-current liabilities	62,911.2	186,091.3	251,907.6	411,398.1	468,872.9	295,389.9

Total liabilities	121,760.6	360,167.8	330,325.6	502,334.0	721,166.5	673,663.0
Minority interest	5,202.2	15,388.1	14,760.5	17,289.6	22,257.4	20,193.7
Retained earnings (accumulated deficit)	26,428.8	78,176.4	72,988.2	(4,362.4)	(7,296.4)	14,714.1
Shareholders’ equity	260,437.4	770,373.7	759,250.9	681,415.8	692,767.6	700,185.3

	As of and for the year ended June 30,(1)
	2004	2004	2003	2002	2001	2000
	(US$)[2]	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
U.S. GAAP
Total assets	379,551.5	1,122,713.3	1,106,138.7	1,161,564.9	1,419,936.1	1,413,119.5
Shareholders’ equity	201,227.4	595,230.7	594,736.7	530,253.0	694,269.0	706,251.9

CASH FLOW DATA
Argentine GAAP:
Net cash provided by operating activities	26,481.5	78,332.2	42,914.5	53,319.2	31,845.3	96,258.7
Net cash used in investing activities	(5,990.5)	(17,719.9)	(3,349.0)	(3,744.9)	(54,666.6)	(54,056.5)
Net cash (used in) provided by financing activities	(6,965.2)	(20,603.1)	(27,737.4)	(54,330.6)	28,892.8	(71,096.2)
U.S. GAAP:
Net cash provided by operating activities	25,813.0	76,354.8	44,625.4	66,635.8	31,350.2	95,949.1
Net cash used in investing activities	(5,990.5)	(17,719.9)	(3,349.0)	(3,506.1)	(54,171.5)	(53,746.7)
Net cash (used in) provided by financing activities	(6,965.2)	(20,603.1)	(27,737.4)	(54,330.6)	28,892.8	(71,096.2)
Effect of exchange rate changes on cash and cash equivalents	668.5	1,977.3	1,699.7	(53.1)	—	—
Effect of inflation accounting	—	—	(3,410.5)	(13,502.4)	—	—

OTHER FINANCIAL DATA
Argentine GAAP:
Capital expenditures (4)	6,896.9	20,400.9	2,543.0	3,962.8	55,386.7	54,030.1
Depreciation and amortization	19,744.6	58,404.5	61,383.2	66,511.4	72,227.8	65,588.6
Current assets/current liabilities	0.25	0.73	0.90	0.62	0.84	0.48
Non-current assets/total assets	0.30	0.89	0.93	0.98	0.87	0.99
Net income (loss) /average net worth (5)	0.01	0.02	0.11	(0.02)	(0.01)	0.02
Dividends per share	0.01	0.025	0.014	—	—	—
Dividends per ADS	0.33	0.984	0.5660	—	—	—

(1)	In thousands of Pesos, except per share amounts and for ratios. Sums may not total due to rounding.
(2)	Solely for the convenience for the reader we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2004, which was Ps. 2.958 per US$ 1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all.
(3)	Includes interest income, interest expense, results from derivative financial instruments, exchange differences, results on exposure to inflation, impairment charges and reversals, and results from repurchase of debt.
(4)	Capital expenditures represent the cash cost in respect of capital expenditures during the year, which includes purchases of property, plant and equipment and investments in other properties.
(5)	Average between the shareholders’ equity net for the fiscal year and the shareholders’ equity for the preceding fiscal year.

Exchange Rates

In April 1991, Convertibility Law No. 23,928 and its regulatory Decree No. 529/91 (together the “Convertibility Law”) established a fixed exchange rate under which the Banco Central de la República Argentina (“Argentine Central Bank”) was legally obligated to sell U.S. Dollars to any person at a fixed rate of one Peso per U.S. Dollar.

On January 6, 2002, the Argentine Congress enacted the Public Emergency Law pursuant to which the Executive Branch was granted the power to determine the new exchange rate between the Peso and foreign currencies and to approve the corresponding monetary regulations. Subsequently, the Executive Branch announced the devaluation of the Peso and established a temporary dual exchange rate system pursuant to which certain limited transactions occurred at a fixed rate of Ps. 1.4 per US$ 1.0 and all other transactions were settled at a floating market rate, depending on supply and demand. See “Risk Factors – Risks Related to Argentina”.

The Public Emergency Law amended several provisions of the Convertibility Law, the most important of which are:

•	the repeal of the Ps. 1.00 to US$ 1.00 fixed exchange rate which was established in 1991,

•	the elimination of the obligation of the Argentine Central Bank to sell foreign currency for conversion transactions at the rate Ps. 1.00 = US$ 1.00,

•	the elimination of the requirement that the Argentine Central Bank’s reserves in gold and foreign currency shall at all times be equivalent to not less than 100% of the monetary base. However, the law only states that the Argentine Central Bank’s reserves in gold and foreign currency will need to be at all times sufficient to support the monetary base. Accordingly the monetary base is not necessarily fully backed by foreign currency-denominated reserves, which would potentially have an inflationary effect on prices, and

•	the continuing prohibition of escalation clauses and other means of adjustment of monetary obligations in Pesos.

Since February 11, 2002, there has been a single free exchange market for all exchange transactions, with the following main features:

•	the rate of exchange is determined by free supply and demand,

•	exchange transactions may only be carried out by entities authorized by the Argentine Central Bank to do so,

•	transfers of funds abroad by the private non-financial sector, the financial sector and public companies which do not depend on the government’s budget for principal servicing of financial loans or profit or dividend remittances generally require prior approval from the Argentine Central Bank, regardless of their method of payment. This requirement does not apply to certain transfers. Please see “Exchange Controls – Export of capital including the availability of cash or cash equivalents” for more detailed information related to exchange controls restrictions and prior approval required from the Argentine Central Bank.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. Dollars expressed in nominal Pesos per U.S. Dollar. On November 30, 2004, the applicable Peso/U.S. Dollar exchange rate was Ps. 2.945 to US$ 1.00. The Federal Reserve Bank of New York does not report a non-buying rate for Pesos.

Nominal Exchange Rates

	Exchange Rate (5)
	High(1)	Low(2)	Average(3)	Period End
Fiscal Year 2000	1.0000	0.9990	0.9995	1.0000
Fiscal Year 2001	1.0000	0.9990	0.9995	1.0000
Fiscal Year 2002(4)	3.7400	0.9990	1.8206	3.7900
Fiscal Year 2003	3.7400	2.7120	3.2565	2.8000
Fiscal Year 2004	2.9510	2.7100	2.8649	2.9580
Month Ended May 31, 2004	2.9500	2.8300	2.9010	2.9600
Month Ended June 30, 2004	2.9510	2.9210	2.9400	2.9580
Month Ended July 31, 2004	2.9600	2.9200	2.9360	2.9800
Month Ended August 31, 2004	3.0400	2.9670	2.9930	2.9970
Month Ended September 30, 2004	2.9910	2.9580	2.9740	2.9810
Month Ended October 31, 2004	2.9600	2.8460	2.9430	2.9700
Month Ended November 30, 2004	2.9540	2.9140	2.9338	2.9450

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)	Average of month-end rates.
(4)	From December 23, 2001 through January 11, 2002 Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.
(5)	All mid market prices.

Source: Argentine Central Bank, Banco de la Nación Argentina. Bloomberg

Fluctuations in the exchange rate between the Peso and the U.S. Dollar may affect our ability to service our U.S. Dollar-denominated debt. Inflation and further devaluation of the Argentine currency could materially and adversely affect our operating results.

B. Capitalization and Indebtedness

This section is not applicable.

C. Reasons for the Offer and Use of Proceeds

This section is not applicable.

D. Risk Factors

You should consider the following risks associated with our business, taking into account the instability of the country in which we operate.

We may also face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may materially impair our business. In general, you take more risk when you invest in companies which operate in emerging markets such as Argentina than when you invest in companies which operate in the United States.

Risks Related to Argentina

All our revenues are earned in Argentina, and as a result we are highly dependent on economic and political conditions in Argentina.

We are a corporation (sociedad anónima) organized under the laws of the Republic of Argentina, and all of our revenues are earned in Argentina as all of our operations, facilities, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation and currency devaluation. For example, in 1988, 1989 and 1990, the annual inflation rates were approximately 388%, 4,923% and 1,344%, respectively, based on the Argentine consumer price index, and approximately 432%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency had been devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate between the Argentine currency and the U.S. Dollar. In an attempt to address these pressures, the Argentine government during this period implemented various plans and utilized a number of exchange rate systems.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy by enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at Ps.1.00 per US$1.00 and required that the Argentine Central Bank maintain reserves in gold, foreign currency and certain foreign-currency denominated Argentine government bonds at least equal to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. In the second half of 2001, Argentina’s recession worsened significantly, precipitating by the end of 2001 the political and economic crisis described in greater detail below.

Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Argentine Central Bank, some of which are still in effect. See “Exchange Controls.” On December 6, 2001, the Argentine government suspended payment on certain of Argentina’s foreign debt. On December 21, 2001, the Argentine Central Bank decided to close the foreign exchange market which amounted to a de facto devaluation of the Peso. On January 6, 2002, the Argentine Congress enacted Law 25,561, known as the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model and amended the currency board that had pegged, statutorily, the Peso at parity with the U.S. Dollar since the enactment of the Convertibility Law in 1991. The Public Emergency Law empowered the Argentine government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term, such as setting the exchange rate between the Peso and foreign currencies. Since the appointment on January 1, 2002 of a new administration by the Argentine Congress, the Argentine government has implemented measures, whether by executive order, Argentine Central Bank regulation or legislation passed by the Argentine Congress, attempting to address the effects of amending the Convertibility Law, recover access to financial markets, reduce government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

As detailed below, Argentina has experienced a severe recession and a political and economic crisis, and the abandonment of U.S. Dollar-Peso parity has led to significant devaluation of the Peso against major international currencies. The Argentine government measures concerning the economy, including measures related to inflation, interest rates, foreign exchange controls, the high unemployment rate and material decreases in incomes have had and could continue to have a material adverse effect on private sector entities, including us. We cannot assure you that future economic, financial, political and social developments in Argentina, over which we have no control, will not further adversely affect our business, financial condition or results of operations or our ability to make payments of principal and/or interest on our outstanding indebtedness. The macroeconomic situation in Argentina and the actions taken by the Argentine government pursuant to the Public Emergency Law will continue to affect us.

Recent political and economic instability resulted in a severe recession in 2001 and 2002 and may result in continued economic recession.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product (“GDP”) to decrease by 3.4% in 1999. Following his election in October 1999, President

Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The De la Rúa administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial level. GDP contracted by 0.8% in 2000, by 4.4% in 2001 and an estimated 10.9% in 2002, according to the Argentine Ministry of Economy. The unemployment rate increased from 14.5% in May 1999 to 15.4% in May 2000, 16.4% in May 2001 and 18.3% in October 2001. The unemployment rate was 17.8% in October 2002 as published by the Argentine Ministry of Economy. As tax revenues dropped as a result of the recession, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively limiting the ability of private sector companies to obtain bank financing. As the public sector’s creditworthiness deteriorated, interest rates increased dramatically, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the Peso’s parity with the U.S. Dollar led to massive withdrawals of bank deposits. Despite assurances to the contrary, on December 1, 2001, the Argentine government effectively froze bank deposits and introduced foreign exchange controls to restrict capital outflows. Those unexpected measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a substantial increase in social unrest as well as incidents of violence. On December 21, 2001, after declaring a state of emergency and suspending certain civil liberties, President De la Rúa resigned in the midst of an escalating political, social and economic crisis.

On January 1, 2002, following the resignation of interim President Rodriguez Saá only one week after his appointment, the Argentine Congress elected Eduardo Duhalde, a Peronist senator who had lost the presidential election in 1999, as President to serve until December 2003, the end of the remaining term of former President De la Rúa. Since his appointment on January 2, 2002, President Duhalde and the Argentine government have undertaken a number of far-reaching initiatives including:

ratifying the suspension of payment of certain of Argentina’s sovereign debt which had been previously declared suspended by interim President Rodriguez Saá;

amending the Convertibility Law to introduce a new foreign exchange rate system, resulting in volatility and further devaluation of the Peso;

converting certain U.S. Dollar-denominated loans by financial institutions in the Argentine financial system into Peso-denominated loans (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or “CER”) or in salaries (Coeficiente de Variación de Salarios or “CVS”), as the case may be;

converting U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00 plus an adjustment pursuant to CER;

requiring the obligatory sale, currently suspended, by all banks of all their foreign currency held in Argentina to the Argentine Central Bank at an exchange rate of Ps.1.40 per US$1.00 (in the case of U.S. Dollars) or at an equivalent rate (in the case of other currencies);

converting most foreign currency-denominated obligations of entities in Argentina to non-financial institutions in Argentina into Peso-denominated obligations at a one-to-one exchange rate (in the case of obligations denominated in U.S. Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), plus an adjustment pursuant to the CER or the CVS, as the case may be, plus an equitable adjustment in certain cases;

restructuring the maturity of, and interest rates on, domestic bank deposits and maintaining restrictions on withdrawals of those deposits;

enacting an amendment to the charter of the Argentine Central Bank to allow it to (1) print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the Argentine government and (3) provide financial assistance to financial institutions in the Argentine financial system with liquidity constraints or solvency problems;

converting or “pesifying” public service tariffs, originally calculated in U.S. Dollars, into Pesos at a one-to-one exchange rate;

freezing public service tariffs without permitting indexation of any kind in contracts executed after the effective date of the Public Emergency Law;

authorizing the Argentine government to renegotiate public utility contracts service tariffs;

imposing restrictions on transfers of funds abroad subject to certain exceptions; and

requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions.

Commercial and financial activities in Argentina were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the current crisis. Moreover, due to ongoing social and political protests, Argentina’s economy and society continue to or may face risks including (1) civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes, (2) expropriation, nationalization and forced renegotiation or modification of existing contracts, (3) changes in monetary and taxation policies, including tax increases and retroactive tax reforms and (4) mandatory salary increases.

The deepening recession, including a 10.9% decrease in GDP in 2002, high unemployment and underemployment that preceded and that followed the devaluation of the Peso and high inflation led to a reduction of wages in real terms and of disposable income and resulted in changes in consumer behavior across all sectors of the Argentine population adversely affecting our shopping center, credit card and real estate businesses.

In 2003 the Argentine economy began to experience a recovery which may not be sustained if the government fails to achieve its proposed goals.

On April 27, 2003, presidential elections took place, resulting in a run-off election between candidates Carlos Menem and Néstor Kirchner. On May 14, 2003, Mr. Menem announced his withdrawal from the run-off, leaving Mr. Kirchner as the sole candidate. Mr. Kirchner, who won the elections with only 22% of the votes, took office on May 25, 2003. The overall goal of his Administration is to achieve sustainable growth making structural reforms focusing on the reduction of poverty and social inequities, which increased as a result of the 1998-2002 recession. To achieve these goals, the Kirchner Administration has presented a medium-term program for the period through 2006. The main goals of the Administration’s program are to:

•	increase growth and solidify price stability through macroeconomic policy;

•	increase government spending on social programs and investments in public infrastructure;

•	restructure Argentina’s foreign debt, achieve fiscal discipline at the federal and provincial levels and establish responsible fiscal policies with the goal of achieving sustainable debt service obligations;

•	implement reforms designed to deter widespread tax evasion;

•	reform the social security system;

•	reach a sustainable revenue-sharing agreement with the provinces;

•	increase lending activity by strengthening the stability of the financial system, phasing out certain bank regulations implemented during the economic crisis and conducting audits and strategic reviews of the leading public banks to ensure their independence from the government;

•	implement an inflation-targeting monetary system; and

•	attract private sector investment by creating a predicable and efficient legal framework to restructure corporate debts.

In 2003, the Argentine economy began to recover with a 8.7% increase in GDP. This recovery, at first based almost exclusively on import substitution, broadened as the level of consumption and investment increased. In 2003, the Peso appreciated against the U.S. Dollar. As of December 31, 2002, December 31, 2003 and November 30, 2004, the exchange rates were Ps. 3.37 = US$1.00, Ps.2.93 = US$1.00 and Ps. 2.945 = US$1.00, respectively. Moreover, the exchange rate stability allowed for a significant recovery of consumer confidence that translated into higher consumption levels. After reaching a peak of 41% in 2002, the inflation rate fell to 3.7% in 2003.

Although Argentine social and economic conditions have stabilized to some extent, important issues remain unresolved, such as renegotiating the external public debt and public utility contracts, restructuring the financial system and redesigning the federal fiscal regime. The government’s actions concerning the economy, including the ones with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had, and may continue to have, a material adverse effect on private sector entities, including us. Decisions with regards to those issues could paralyze possible future investment and consumption decisions causing a reduction in retail sales, real estate sales and demand for office and commercial space. Consequently, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not further impair our business, financial condition, or results of operations.

The devaluation of the Peso, pesification and macroeconomic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on our results of operations and financial condition.

The Argentine government’s economic policies and any future depreciation of the Peso against the U.S. Dollar could adversely affect our financial condition and results of operations. The Peso and preceding currencies in Argentina have been subject to numerous and significant devaluations in the past and may be subject to significant fluctuations in the future.

The Public Emergency Law put a legal end to ten years of U.S. Dollar-Peso parity and authorized the Argentine government to set the exchange rate between the Peso and other currencies. The Argentine government initially established a dual exchange rate of Ps.1.40 per US$1.00 for certain transactions and a free-floating rate for all other transactions. This dual system was later eliminated in favor of a single free-floating exchange rate for all transactions. Since the floating of the Peso, the Peso has fluctuated significantly, causing the Argentine Central Bank to intervene in the market to limit changes in the value of the Peso by selling U.S. Dollars and, lately, by buying U.S. Dollars. As of November 30, 2004, the exchange rate was Ps.2.945 per US$1.00. See “Exchange Rates” for additional information regarding Peso/U.S. Dollar exchange rates.

We cannot assure you that future policies adopted by the Argentine government will be able to limit the volatility of the value of the Peso and, therefore, the Peso could be subject to significant fluctuations which could materially and adversely affect our financial conditions and results of operations. Further depreciation of the Peso would have particular impact on:

•	revenues collected for services provided in Argentina, such as lease agreements;

•	our assets valuation; and

•	our Peso-denominated monetary assets and liabilities which could be affected by the introduction of different inflation adjustment indexes.

We collect all of our revenues in Argentina, and as a result of the enactment of the Public Emergency Law, all of our revenues are calculated and collected in Pesos. Furthermore, the devaluation of the Peso has had a material adverse effect on our financial condition as the Peso-denominated book value of our assets has not increased at the same rate as has the Peso-denominated book value of our foreign currency-denominated financial indebtedness. Any further depreciation of the Peso against the U. S. Dollar will correspondingly increase the amount of our financial indebtedness in Pesos, with further adverse effects on our results of operations and financial condition.

Given the economic crisis in Argentina and the related uncertain economic and political events, it is impossible to predict whether, and to what extent, the value of the Peso may further depreciate or appreciate against the U.S. Dollar and how those events will affect consumer spending. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact these changes could have on our financial condition and results of operations.

The Argentine economy may continue to experience significant inflation.

On January 24, 2002, the Argentine government amended the charter of the Argentine Central Bank to allow it to print currency without having to maintain a monetary base with a fixed and direct relationship to foreign currency and gold reserves. This amendment allows the Argentine Central Bank to make short-term advances to the Argentine government to cover its anticipated budget deficits and to provide assistance to financial institutions with liquidity or solvency problems. There is considerable concern that, if the Argentine Central Bank prints currency to finance public-sector spending or financial institutions in distress, significant inflation will result. Past history raises serious doubts as to the ability of the Argentine government economy and the government’s ability to create conditions that would foster long-term growth. Further inflation will negatively affect our results of operations and financial condition.

Future exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad. Although most restrictions in connection with repayments to foreign creditors have been lifted, these regulations have been changing constantly since they were first enacted, and we cannot assure you that they will not be put in place again and, if they are, whether they will be made stricter than they were before. Currently, local companies may, without the Argentine Central Bank’s approval, access the foreign exchange market and obtain foreign currency for the payment of principal and/or interest. In the case of interest payments, access to the foreign exchange market is allowed within 15 days prior to each interest service or at any moment during each outstanding interest period. In the case of payment of principal, access to the foreign exchange market is permitted at any time within a 90-day period before maturity. Pursuant to Decree 285/03 and Comunicación “A” 3973, as amended, in the case of new loans, access to the foreign exchange market is permitted provided that the proceeds of such loans enter Argentina and remain there for at least 180 days. See “Exchange Controls.”

Although most restrictions have been eliminated, there can be no assurance that the Argentine Central Bank will not reverse its position and once again restrict payments of principal and interest outside of Argentina. If more stringent restrictions are imposed by the Argentine Central Bank, we may be unable to make payments of principal and interest on our foreign currency-denominated debt obligations. If that were to occur, we would likely suffer payment defaults on our existing debt obligations, and such defaults would likely have a material adverse effect on our financial condition and prospects and our ability to service our external debt obligations.

The stability of the Argentine banking system is uncertain.

Although deposits in the Argentine banking system had grown in 1999 and 2000, in the fourth quarter of 2001, a significant amount of deposits were withdrawn from Argentine financial institutions as a result of the increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities to be able to pay their depositors. However, the general unavailability of external or local credit created a liquidity crisis which triggered numerous payment defaults in the public and private sectors, which in turn undermined the ability of many Argentine banks to pay their depositors.

To prevent a run on the U.S. Dollar reserves of local banks, on December 3, 2001, the government of President De La Rúa restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although these restrictions, known as “corralito,” are no longer in place, subsequently, President Duhalde imposed new restrictions known as “corralón” and released a schedule stating how and when such deposits would become available.

On February 4, 2002, pursuant to Emergency Decree No. 214, the Argentine government required the conversion of all U.S. Dollar or other foreign currency-denominated indebtedness to financial institutions into Pesos at a rate of Ps.1.00 per US$ 1.00. After a six-month grace period, debts were adjusted pursuant to an index based on consumer price variations (CER) in the preceding month. Said decree also provided for the conversion of all foreign currency-denominated deposits at an exchange rate of Ps1.40 per U.S. Dollar plus CER, and the issuance by the government of U.S. Dollar-denominated bonds intended to compensate banks for the losses incurred as a result of the “asymmetric” conversion of loans and deposits into Pesos. The different exchange rates applied to the conversion of foreign currency-denominated deposits and loans had a material and adverse effect on the Argentine financial system. Despite these restrictions, on April 25, 2002, pursuant to Law 25,587, the Argentine government announced another banking moratorium in order to prevent further withdrawals from the financial system.

On June 1, 2002, the Argentine government published Decree No 905/02, pursuant to which owners of rescheduled foreign currency and Peso-denominated bank deposits were provided with the option to receive certain bonds issued by the Argentine government in lieu of payment of such deposits during a period of 30 banking days beginning on June 1, 2002. These bonds were applied to the payment of certain loans under certain conditions. Deposits not exchanged for bonds were considered securities that, under the conditions established by the CNV, were applied to the subscription of notes and to the cancellation of certain loans. On September 17, 2002, Decree No. 1836/02 established another exchange option. Depositors, however, showed little interest in the first or second stages of the voluntary exchange of deposits for bonds. Through Decree No. 739/03 dated April 1, 2003, the Argentine government made a further attempt to eliminate the corralón by giving depositors the option to be reimbursed in Pesos pursuant to a schedule for their deposits, at a Ps. 1.40 per US$1.00 exchange rate adjusted pursuant to the CER, plus accrued interest, and to receive a 10-year U.S. Dollar-denominated bond to be issued by the Argentine government to cover the difference between the amount in Pesos to be received by the depositors and the face amount of the original deposit made in U.S. Dollars at the exchange rate applicable on April 1, 2003.

While the restriction on bank withdrawals and the mandatory conversion of U.S. Dollar deposits to Pesos have shielded banks from a further massive withdrawal of deposits, they have also led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest resulting in widespread public protests. In a decision of March 2003, the Supreme Court of Argentina struck down on constitutional grounds the mandatory conversion of U.S. Dollar deposits held by the Province of San Luis with Banco de la Nación Argentina pursuant to Emergency Decree No. 214/02. In July 2004, in Cabrera, Gerónimo Rafael, et al. vs. National Executive Power, the Argentine Supreme Court ruled that whenever a depositor accepts payment in Pesos for its Dollar-denominated deposit, at the exchange rate provided for in the “pesification” regulations (Ps.1.40 per US$1.00 plus CER), without reserving the right to challenge such payment in the future on the grounds of partial payment, he would not be entitled to claim the difference between the amount actually received and the amount of Pesos he would have received had the free market exchange rate been applied. On October 26, 2004, in Bustos, Alberto Roque et al. v. National Government et al., the Argentine Supreme Court confirmed the constitutionality of the laws and regulations that provided for the conversion of U.S. Dollar bank deposits into Pesos and the restrictions imposed on deposit withdrawals. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the precedents set by the Supreme Court.

The Argentine banking system’s collapse or the collapse of one or more of the larger banks would have a material adverse effect on the prospects for economic recovery and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services.

The Argentine government is currently insolvent and is limited in its ability to obtain financing in the future, which may restrict its ability to implement reforms and restore economic growth.

The Argentine government is currently insolvent and has defaulted on a significant part of its public debt in recent years, although it has recently reached an agreement to postpone the maturity date of some of its debt owed to the International Monetary Fund and other international credit organizations. Due to a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally, Argentina’s opportunities to effectively raise capital in the international markets have been severely limited. Uncertainties regarding the Argentine government’s debt restructuring and the adoption of certain measures adversely affecting key sectors of the economy, such as the utilities and the financial system, have had a significant impact on the private sector’s long-term productivity and growth. If the Argentine government and its creditors fail to reach a debt agreement restructuring, the fiscal situation of Argentina could be severely affected, undermining the ability of the Argentine government to implement adequate economic policies and structural reforms. If economic growth fails to materialize in the medium and long term, political and economic volatility are likely to recur. This would most likely adversely and materially impact our business, financial condition and results of operations.

In light of this uncertainty, laws and regulations currently governing the economy may continue to change in the near future, and any changes may adversely affect our business, financial condition or results of operations. Accordingly, investing in Argentine companies or companies with Argentine operations entails risks of loss resulting from, among other things:

•	changes in laws and policies of Argentina affecting foreign trade, taxation and investment;

•	taxation policies, including royalty and tax increases and retroactive tax claims;

•	restrictions on repatriation of investments and transfer of funds abroad;

•	expropriation, nationalization and forced renegotiation or modification of existing contracts; and

•	civil unrest, rioting, looting, nation-wide protests, road blockades, widespread social unrest and strikes.

If this economic and political instability continues or any of the above-described events occur, our results of operations and financial condition will be materially adversely affected.

Promulgations of laws related to foreclosure on real state adversely affect property rights

In February 2002, the Argentine government amended Argentina’s bankruptcy law, suspending bankruptcy proceedings and foreclosures, initially for a six-month period and subsequently extended until November 14, 2002.

On June 2, 2003, the Congress passed a law reinstating the suspension on mortgage foreclosures for a term of ninety days. However, the creditors voluntarily agreed, together with banks and other financial institutions, to extend such suspension until a new law gave solution to this situation. On November 5, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule mortgage debts, by creating a Trust

(paid by the Argentine Government) which will purchase the portfolio mortgage debts and reschedule the maturity date. Financial institutions were given until June 22, 2004, to accept the rescheduled mortage debts. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included different conditions for the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. As of June 30, 2004 we had provided mortgage loans to purchasers of certain units of the Torres de Abasto project. As of such date, Ps. 1.8 million of such loans remained outstanding. If this law is modified we may not be able to recover payment of these loans and our results will be adversely affected.

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

Due to the current social and political crisis, investing in Argentina also entails the following risks:

•	civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes;

•	expropriation, nationalization and forced renegotiation or modification of existing contracts; and

•	taxation policies, including royalty and tax increases and retroactive tax claims.

Despite the apparent recovery from the economic and political crisis, the structural problems of the Argentine economy, which have caused or contributed to political crisis in the past, have not been resolved, and it cannot be assured that the policies of the elected president will be successful. Any economic and political crisis that could arise in the future, could adversely affect our business, financial condition or result of operations.

Risks Related to Our Business

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due

We have had, and expect to have, adequate liquidity and capital resources to finance our business. As of June 30, 2004, our consolidated financial debt amounted to Ps. 232.6 million (excluding accrued and unpaid interest and deferred financing costs).

Although we are generating sufficient funds from operating cash flows to satisfy our debt service requirements and our capacity to obtain new financing is adequate, we cannot assure you that we will maintain such cash flow generation and such adequate financial structure in the future.

The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also place us at a disadvantage with respect to less leveraged competitors and could limit our ability to react to changes in market conditions, the real estate industry and economic downturns.

Our use of financial instruments may result in material losses

We use certain financial instruments to reduce our financing costs associated with our borrowings. The interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures.

Nevertheless, our strategies may prove ineffective to address the effects of interest rate or foreign currency exchange movements on our financial condition. We have experienced net losses in the past, and we could experience such losses in the future to the extent that interest rates or foreign exchange rates shift in excess of the risk covered. In entering into interest rate and foreign currency contracts, we bear the credit risk of counterparts being unable to meet the terms of their contracts; and we may be unable to recover damages from any such defaulting counter party through legal enforcement actions due to laws affording bankruptcy or similar protection to insolvent obligors, foreign laws limiting cross-border enforcement actions or otherwise.

On March 30, 2000, in connection with the issuance of Ps. 85 million 14.875% unsecured Notes due April 7, 2005 (the “Ps. 85 million Notes”), we entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed us to reduce the net cost of our debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of its original terms. Under the terms of the revised agreement, we agreed to pay US$ 69.1 million on March 30, 2005 and receive Ps. 69.1 million on such date. As collateral for our payment obligations under the modified agreement, we were required to make a deposit of US$50 million with Morgan Stanley. We are not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. Dollar. Thus, a continued devaluation of the Peso against the US Dollar and/or an increase in interest rates would increase our loss which could be material.

The devaluation of the Argentine Peso and the deterioration of the Argentine economy have had, and may continue to have, a material adverse effect on the results of our operations and financial condition

For so long as the Convertibility Law remained in effect, we had no exchange rate risk relating to our Peso-denominated revenues and our U.S. Dollar-denominated obligations. However, with the repeal of the Convertibility Law on February 4, 2002, all U.S. Dollar-denominated obligations, which were within the Argentine banking sector and subject to Argentine Law, were mandatorily converted into Peso-denominated liabilities at an exchange rate of one Peso to one U.S. Dollar. As of that date we were under a swap agreement in which we converted our Peso-denominated fixed rate debt to U.S. Dollar denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005, which is subject to New York law and thus has not been converted into Pesos. Moreover, our US$ 50.0 million Convertible Notes are Dollar-denominated.

We realize a substantial portion of our revenues in Pesos and, as a result, the devaluation of the Peso has adversely affected the U.S. Dollar value of our earnings and, thus, impaired our financial condition. Moreover, our Peso-denominated assets (which represent 96.05% of our total assets as of June 30, 2004) have depreciated against our indebtedness denominated in foreign currency. As of June 30, 2004, our outstanding financial debt amounted to Ps. 232.6 million (excluding accrued and unpaid interest and deferred financing costs), of which, 62% was denominated in U.S. Dollars. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition, and may decrease our ability to collect payment from leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

Pesification and the possible adoption of new indexation policies affecting agreements originally denominated in U.S. Dollars may affect our results of operations

Although our lease agreements are U.S. Dollar-denominated obligations, Decree No. 214/02 and Decree No. 762/02 mandatorily converted all U.S. Dollar monetary obligations entered into between non-financial private parties prior to January 7, 2002 into Peso-denominated obligations at a rate of Ps. 1.00 = US$ 1.00.

Additionally, these obligations are subject to inflation adjustment according to the CER index. We cannot assure you that these adjustments methods will continue to be in place in the future or that they will accurately reflect inflation. If, as a consequence of this adjustment, the agreement is unfair to any of the parties, either party may ask the other party for a fairness adjustment. If the parties do not reach an agreement, a court will make the decision. New lease agreements may be freely entered into between parties.

These changes have converted our U.S. Dollar-denominated leases into Pesos. This conversion may continue to materially and adversely affect our financial condition and our ability to make payments on our U.S. Dollar-denominated obligations, because cash flows will be denominated in devaluated Pesos.

Risks associated with real estate investments

Our real estate investments are subject to risks common to commercial and residential properties in general, many of which are not within our control. Any of these risks may materially and adversely affect our business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred.

Our ability to generate income from our properties sufficient to service our debt and cover other expenses may be adversely affected by the following factors, among others, some of which we cannot control:

•	oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for us;

•	increased competition from other real estate operators which might drive down our prices and profits;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, which in turn may adversely affect the commercial life of and revenues collected from rental property;

•	increases in operating expenses which could lower our profitability;

•	the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

•	the need to periodically renovate, repair and release space, the higher costs thereof and the ability of a tenant to provide adequate maintenance and insurance; and

•	exercise by our tenants of their legal right to early terminate their leases.

An economic downturn in the areas in which the shopping centers are located, bankruptcy of tenants and reduction in the shopping center sales due to lower disposable income might materially and adversely affect our financial condition and results of operations. Increases in operating costs due to inflation and other factors may result in the inability or unwillingness of some tenants to pay rent or expense increases. In addition, we have a number of important tenants occupying space in multiple shopping centers and, as a result, if any one or more of such tenants were to experience financial difficulties and cease paying rent, our operating results could be materially and adversely affected. During the fiscal year ended June 30, 2004, our biggest tenant contributed approximately 2.1% of our income from leases and services. Furthermore, as leases on properties expire or early terminate, we may be unable to find new tenants or existing tenants may enter into new leases on terms that are less favorable to us. The failure to lease such properties could have a material adverse effect on our financial condition.

We are subject to shopping center operating risks that may affect our profitability

Shopping centers are subject to various factors that affect their administration and profitability. These factors include:

•	the accessibility and the attractiveness of the area where the shopping center is located;

•	the intrinsic attractiveness of the shopping center;

•	the flow of people and the level of sales of each shopping center rental unit;

•	the amount of rent collected from each shopping center rental unit; and

•	the fluctuations in occupancy levels in the shopping centers.

In the event of an increase in operational costs, caused by inflation or other factors, we could suffer a material adverse effect, if our tenants are unable to pay their higher rent obligations.

Moreover, shopping center profitability is closely related to consumer spending, and, therefore, to the economy in which the shopping center operates. All of our shopping centers are located in Argentina, and, as a consequence, their business has been seriously affected by the Argentine recession. Unemployment, political instability and inflation have reduced consumer spending in Argentina, lowering tenants’ sales and forcing some of them to leave our shopping centers. This has reduced our occupied space and consequently, our revenues.

Real estate market illiquidity and a decrease in property value in U.S. Dollars terms may adversely affect our financial condition

The Argentine crisis, including the devaluation of the Peso, has decreased real estate value in U.S. Dollar terms and liquidity for real estate investments. Despite the current recovery of the economy, it may be more difficult for us to adjust our property portfolio promptly in response to changes in economic or business conditions or to the factors described above. The economic recession and the devaluation of the Peso significantly reduced consumer spending power while the social unrest and ensuing political instability together with the succession of governmental measures have adversely affected the normal operations of banks. If we are forced to sell one or more of our shopping centers in order to cover operating expenses or to satisfy debt service obligations, or if we are forced to liquidate the proceeds from such sales might be less than our total investment in the shopping centers sold.

We are subject to great competitive pressure

All of our properties are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. To date, there have been relatively few companies competing with us for shopping center properties, and, as additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our financial condition

Our principal properties are located in the City of Buenos Aires and the Greater Buenos Aires area and substantially all of our revenues are derived from such properties. For the fiscal year ended June 30, 2004, approximately 97.6% of our sales from leases and services were derived from properties in the City of Buenos Aires and the Greater Buenos Aires area. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires area, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

If we cannot reach an agreement with the sellers regarding our acquisition of a significant interest in the Neuquén Project, the sale may be voided and we may not recover our original investment

On July 6, 1999, we acquired a 94.6% interest in Shopping Neuquén S.A. for Ps. 4.2 million. We paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million was originally scheduled to be paid on the earlier of the opening of the shopping center or July 5, 2001. As of today the remaining payment is overdue.

Shopping Neuquén S.A.’s sole asset is a piece of land of approximately 50,000 square meters. It had received preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 100 stores, a hypermarket, a multiplex movie theater, a service station and a hotel.

In June 2001, Shopping Neuquén S.A. filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for construction of the property which Shopping Neuquén S.A. would develop.

The extension should be approved by the City Council of the Province of Neuquén, which is the municipal legislative body.

On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 rejecting the application by Shopping Neuquén S.A. for a readjustement of the terms for the construction of the project and the authorization to transfer part of the land to third parties. In addition, the rights granted in Ordinance 5178 were declared to have lapsed, and the contract for the purchase of the land was deemed void, with the loss of the improvements made in favour of the Municipality of Neuquén, without the right to compensation or any claim by Shopping Neuquén S.A.

In response to the terms of the mentioned Decree, on January 21, 2003 the Company applied for the administrative measure to be revoked, offering and attaching documentary proof of the reasons for such revocation and requesting authorization for the presentation of a new schedule, prepared on the basis of the current situation and reasonable short and medium-term projections.

The application was rejected by the Municipal authorities by means of Decree No.585/2003. As a result, on June 25, 2003 the Company filed an “Administrative Procedural Action” in the High Court of Neuquén that is currently in progress, requesting -among other matters- that Decrees 1437/2002 and 585/2003 issued by the Municipal Mayor be declared null and void.

As of June 30, 2004, the Company is negotiating with the Municipality of Neuquén the terms of a framework agreement that will establish the conditions for reactivation of the development and construction of the commercial project. Such agreement would be incorporated into a new Municipal Ordinance that would modify or annul the original ordinance.

Furthermore, on August 15, 2003 we were informed that 85.75% of the old shareholders of Shopping Neuquén S.A. filed a complaint against us for collection of the balance of the purchase price plus interest and legal costs.

Although we hope for a favorable resolution to the judicial proceeding, and we still are negotiating a new arrangement with the old shareholders, we cannot assure the results will be favorable to us.

Pérez Cuesta S.A.C.I., in which we currently own a controlling interest, has defaulted on several payments which could result in its inability to remain as a going concern, jeopardizing our investment in the company.

As of June 30, 2004, we owned an 18.9% non-controlling interest in Pérez Cuesta S.A.C.I. (“Pérez Cuesta”), which owns the Mendoza Plaza Shopping Center. As of such date it had Ps. 40.3 million of financial indebtedness (including accrued interests and CER), Ps. 23.1 million of which is due and on which the company has defaulted. (See “Business overview, Mendoza Plaza”). As of December 2, 2004, we increased our interest in Pérez Cuesta to 68.8%. Pursuant to Decree No. 214/02, Pérez Cuesta’s U.S. Dollar-denominated financial indebtedness was converted into Pesos. Since its indebtedness includes outstanding mortgages and commercial leases, its default on several overdue payments raises substantial doubt of its ability to continue as a going concern. Currently, Pérez Cuesta and we are negotiating the restructuring of the debt terms with its creditors. However, if we are unable to achieve a successful restructuring of its financial indebtedness the value of our investment may be adversely affected.

The shift of consumers to purchasing goods over the Internet may negatively affect sales in our shopping centers

During the last years, retail sales by means of the Internet have grown significantly in Argentina even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the internet continue to grow, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and prospects.

Our future acquisitions may be unprofitable

We intend to acquire additional shopping center properties to the extent that they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	investments may fail to perform as expected, or

•	estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate.

Development and construction activities may render projects unprofitable for us

In the development, renovation and construction of shopping centers and residential apartment complexes, we generally hire third-party contractors. Risks associated with our development, renovation and construction activities include:

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed original estimates, making a project unprofitable;

•	occupancy rates and rents of a newly completed project may not be sufficient to make the project profitable;

•	sale prices for residential units may be insufficient to cover development costs;

•	we may be unable to obtain financing on favorable terms for the development of a project;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

•	we may be unable to obtain or may face delays in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations.

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

A high percentage of credit card holders are employees. Consequently, employment reduction, suspensions or reductions in salaries may reduce credit card holders’ incomes, thus, adversely affecting our credit card revenue collections.

We are controlled by two principal shareholders

As of November 30, 2004, IRSA Inversiones y Representaciones Sociedad Anonima (“IRSA”) and Parque Arauco S.A. (“Parque Arauco”), our principal shareholders, owned in the aggregate approximately 90.4% of our capital stock. These principal shareholders control us and have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

The number of shares beneficially owned by IRSA and Parque Arauco in the aggregate will increase by 2,161,746,280 assuming full conversion of 47.2 million, Convertible Notes owned by IRSA and Parque Arauco.

We provide mortgage loans to purchasers of our residential development properties and any default on such loans could adversely effect our cash flow

Although mortgage financing for residential property is available in Argentina from banks and financial institutions, we continue to provide seller financing to purchasers of units in our residential development properties by extending mortgage loans to such purchasers. Our mortgage loans were pesified and currently bear interest at a fixed interest rate averaging 14% per year and for terms ranging generally from 1 to 15 years. As of June 30, 2004, we had approximately Ps. 1.2 million in outstanding mortgage loans. We generally try to set such rates above the cost of such funds to us.

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

There can be no assurance that additional regulations will not be imposed in the future. Such regulations could negatively affect the Argentine real estate market, and the rental market. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income.

Eviction proceedings in Argentina are difficult and time consuming

Although Argentine law permits a summary proceeding to collect unpaid rent and a special procedure to evict tenants, historically, the heavy workload of the courts that hear these matters and the existence of numerous procedural requirements have delayed landlord’s efforts to evict tenants. Eviction proceedings generally range from six months to two years from the date of filing of the lawsuit to the time of actual eviction. Such prolonged proceedings could have a negative impact on the enforcement of our lease agreements. Historically, we have generally attempted to negotiate with defaulting tenants the termination of lease agreements in order to avoid legal proceedings. We cannot assure you that such negotiations will be successful in any particular case.

We are dependent on our chairman Eduardo S. Elsztain

Our success depends, to a significant extent, on the continued employment of Eduardo S. Elsztain, Chairman of our Board of Directors. The loss of his services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

Risks Related to the American Depositary Shares and the Shares

Sales of our shares by existing shareholders could adversely affect the price of our shares and American Depositary Shares

The market prices of our common shares and American Depositary Shares (“ADS”) could decline as a result of sales by our existing shareholders of common shares or ADS in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The ADS are freely transferable under U.S. securities laws, including shares sold to our affiliates. IRSA and Parque Arauco, which as of November 30, 2004 own approximately 90.4% of our common shares (or approximately 704,626,092 common shares which may be exchanged for an aggregate of 17,615,652 ADS), are free to dispose of any or all of their common shares or ADS at any time in their discretion. Sales of a large number of our common shares and/or ADS would likely have an adverse effect on the market price of our common shares and the ADS.

On November 30, 2004, IRSA purchased from GSEM/AP Holdings LP, a wholly owned subsidiary of Goldman Sachs, 3,061,450 of our Convertible Notes and 1,114,520 of our ADS. IRSA paid US$ 15.3 million for these holdings. IRSA then sold pursuant to a prior agreement, 1,004,866 of our Convertible Notes and 365,821 of our ADS to Parque Arauco US$ 5.0 million (32.8% of the acquisition by IRSA from GSEM/AP Holdings LP).

We are subject to certain different Corporate Disclosure requirements and Accounting Standards than domestic issuers of listed securities in the United States

There may be less publicly available information about the issuers of securities listed on the Bolsa de Comercio de Buenos Aires than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

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

If we are considered to be a Passive Foreign Investment Company for United States federal income tax purposes, United States Holders of our securities would suffer negative consequences

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a Passive Foreign Investment Company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2004, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. If we become a PFIC, United States Holders of our shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or GDSs at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

ITEM 4. Information on the Company

A. History and Development of the Company

General Information

Our legal name is “Alto Palermo S.A. (APSA)”. We were organized and incorporated on August 29, 1889 under Argentine law as a Sociedad Anónima (stock corporation), and we were registered with the Inspección General de Justicia (Public Registry of Commerce of the City of Buenos Aires) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and our American Depositary Shares on the NASDAQ. Our headquarters and principal executive offices are located at Moreno 877, 22st Floor, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54-(11)-4344-4600. Our website is www.altopalermo.com.ar. Our Depositary Agent for the American Depositary Shares in the United States is Bank of New York whose address is 1258 Church Street Station, New York, New York 10286, and whose telephone is +1-(610)-312-5315.

History

Limited Operating History

We were formed in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and, until 1984, we were the operator of the main fresh product market in the City of Buenos Aires. Our most important asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely ceased operations. In July 1994, IRSA acquired a controlling interest in our company and, subsequently, we recommenced the real estate operations. Since then, we have continued to grow through a series of acquisitions and development of businesses. In April 1997 we merged with fourteen of our wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)” to “Alto Palermo S.A. (APSA)”. As of November 30, 2004 the largest beneficial owners of our capital stock were IRSA 62.6% and Parque Arauco 27.8%. Our remaining shares are owned by the public.

On November 30, 2004, IRSA purchased from GSEM/AP Holdings LP, a wholly owned subsidiary of Goldman Sachs, 3,061,450 of our Convertible Notes and 1,114,520 of our ADS. IRSA paid US$ 15.3 million for these holdings. IRSA then sold pursuant to a prior agreement, 1,004,866 of our Convertible Notes and 365,821 of our ADS to Parque Arauco US$ 5.0 million (32.8% of the acquisition by IRSA from GSEM/AP Holdings LP).

Acquisitions of Businesses

Acquisition of Paseo Alcorta

In July 1997, we acquired Paseo Alcorta. The total consideration included a cash payment of Ps. 40.5 million plus a contingent payment of up to Ps. 13.5 million. As of the date of this annual report, the conditions required to trigger this contingent payment have not yet occurred. We cannot guarantee that these contingencies will not take place in the future.

Year ended June 30, 2002

During the fiscal year ended June 30, 2002 we did not enter into any material business acquisition.

Year ended June 30, 2003

During the year ended June 30, 2003 we acquired an additional 24% ownership interest in Alto Research for a total consideration of Ps. 0.2 million, resulting in the recognition of a Ps. 0.2 million gain. In September 2000, our interest in Alto Research had increased from 61% to 76% as a result of an issuance of stock by Alto Research.

Year ended June 30, 2004

During the fiscal year ended June 30, 2004 we did not enter into any material business acquisitions.

Capital Expenditures

During fiscal year 2004 we invested approximately Ps. 20.4 million in capital expenditures, mainly related to the Rosario Project and improvements of our shopping center properties. On November 9, 2004 we opened Alto Rosario Shopping located in the city of Rosario, Province of Santa Fe. Three stages have been planned for this project: first the inauguration of the shopping center, second the opening of a hypermarket as of December 2004, and third the inauguration of Showcase Cinemas (with 3,400 seats and 14 state-of-the-art movie screens) and the Museo de los Niños children attraction which is expected to open in the first quarter of 2005. The first stage of this project, amounting to approximately Ps. 55 million (excluding the amount paid for the purchase of the land), was financed by cash flows generated from operations.

During fiscal year 2003 we invested approximately Ps. 2.5 million in capital expenditures, mainly in improvements of our shopping center properties.

During fiscal year 2002 we invested approximately Ps. 3.9 million in capital expenditures (including inventory). These investments related primarily to the Rosario Project and improvements of our shopping center properties.

B. Business Overview

Operations and principal activities

We have three reportable segments or product lines. These segments are leases and services, credit card operations and others. The leases and services segment includes the operating results of our shopping centers principally comprised of lease and service revenues from tenants. The credit card operations segment manages our portfolio of credit card accounts issued by our majority-owned subsidiary, Tarshop. Others primarily includes the operating results of our construction and ultimate sale of residential building properties (sales and development properties) and our equity in the result of E-Commerce Latina S.A. (e-commerce activities). This segment also includes the operating results of Alto Research and Development S.A. (formerly Alto Invest S.A.), a subsidiary currently engaged in the provision of managerial, technological, commercial and financial training, primarily focused on shopping center-related activities. As of June 30, 2004, we operated and owned a majority equity interest in seven shopping centers in Argentina and a minority interest in one shopping center property, as follows:

Property	Interest owned		Location
Paseo Alcorta	100%		City of Buenos Aires, Argentina
Patio Bullrich	100%		City of Buenos Aires, Argentina
Abasto Shopping Center	100%		City of Buenos Aires, Argentina
Alto Palermo Shopping Center	100	%(1)	City of Buenos Aires, Argentina
Buenos Aires Design	51	%(2)	City of Buenos Aires, Argentina
Alto Avellaneda	100%		Buenos Aires, Argentina
Alto Noa	100%		Salta, Argentina
Mendoza Plaza	18.9	%(3)	Mendoza, Argentina

(1)	We have a 99.99% interest in Alto Palermo Shopping Center through a 99.99% interest in SAPSA.
(2)	We have a 51% equity interest of Emprendimiento Recoleta, which in turn holds the concession to operate the Buenos Aires Design Center.
(3)	As of June 30, 2004, we had a 18.9% minority interest in Mendoza Plaza Shopping Center through a 18.9% interest in Pérez Cuesta S.A.C.I. On September 29, 2004, we entered into an agreement for the purchase of 49.9% of the capital stock of Pérez Cuesta S.A.C.I.. The transaction was consummated on December 2, 2004, after we obtained approval from the Antitrust Authorities. As a result, we currently own a 68.8% interest in this shopping center.

For each of the properties that we operate and consolidate (including Buenos Aires Design), we provide the rental income and rental income per square meter. In the case of Mendoza Plaza, we have not included rental income information, due to the fact that as of June 30, 2004, we were a non-controlling investor.

We also construct residential apartment buildings for sale and shopping centers in order to operate them. As of June 30, 2004, we owned the following development properties:

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

The following tables set forth certain information regarding our percentages of revenues by business segment and by geographical area for the periods indicated:

	Fiscal year ended June 30,
	2004	2003	2002
Revenues from leases and services by Geographical Area
City of Buenos Aires	95,713,058	76,693,361	117,801,156
Greater Buenos Aires	14,733,998	10,038,348	23,871,124
Rest of the country	2,768,596	2,087,065	4,450,323

Total Revenues	113,215,652	88,818,774	146,122,603

	Fiscal year ended June 30,
	2004	2003	2002
Revenues by Product Line
Leases and services	79.2%	77.9%	74.9%
Credit cards operations	21.0%	21.8%	23.4%
Others	0.0%	0.6%	2.0%
Intersegment eliminations(2)	(0.2)%	(0.3)%	(0.3)%

Total	100.0%	100.0%	100.0%
Total Revenues (1)	143.3	114.2	196.0

(1)	In million of Pesos.
(2)	Includes intersegment eliminations from lease revenues and expenses.

Business Strategy

General

Our principal objective is to increase cash flow, revenues and asset value by implementing a strategy of:

•	offering a variety of commercial proposals reflecting recent trends. Due to the continuing effects of the economic recession, consumers’ needs have become more selective in terms of choosing a shopping center and entertainment site, and we will seek to propose more activities, more sales promotions and more entertainment to increase the overall satisfaction of our customers.

•	implementing a comprehensive marketing program intended to increase traffic in our shopping centers;

•	developing brand name recognition and consumer loyalty to our shopping centers by, among other things, coordinated promotional events, loyalty cards and similar efforts designed to attract consumers away from traditional street-level stores and by differentiating our shopping centers from those of our competitors;

•	developing our credit card operation business, which encourage customers to purchase goods and services from our shopping centers, and seeking to expand the use of our cards to new stores outside our malls;

•	expanding family entertainment and restaurant facilities at certain of our existing locations to encourage increased frequency and duration of visits by consumers, and particularly families, to our shopping centers;

•	achieving worthy synergies, economies of scale and cost reductions through the consolidated administration of our shopping centers;

•	developing new shopping centers in strategic markets with growth opportunities across Argentina; and

•	taking advantage of tourism to promote sales in our shopping centers to diminish the adverse impact of declining retail sales.

Shopping Centers

General Description

As of June 30, 2004, we owned a majority interest in, and operated, a portfolio of seven shopping centers in Argentina, of which five are located in the city of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in the greater Buenos Aires area (Alto Avellaneda) and the other, in the city of Salta (Alto Noa). We also had an 18.9% interest in Mendoza Plaza Shopping Center, located in the city of Mendoza, Argentina, through our 18.9% interest in Pérez Cuesta. On September 29, 2004, we entered into an agreement for the purchase of 49.9% of the capital stock of Pérez Cuesta S.A.C.I. The transaction was consummated on December 2, 2004, after we obtained approval from the Antitrust Authorities. As a result, we currently own a 68.8% interest in this shopping center.

Our shopping centers comprised a total of 180,783 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not our tenants). Total tenants’ sales in nominal value in our shopping centers, as reported by retailers, were approximately Ps. 1,305.7 million for the fiscal year ended June 30, 2004 and Ps. 973.6 million for the fiscal year ended June 30, 2003. Retail sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales. As of June 30, 2004, the average occupancy rate of our shopping centers was 98.3%. During the fiscal year ended June 30, 2004, income from our largest tenant was approximately 2.13% of consolidated sales from leases and services.

The following table sets forth the total approximate tenant retail sales at the shopping centers in which we had an interest for the fiscal years ended June 30, 2004, 2003 and 2002.

	Fiscal Year Ended June 30,(1)
	2004	2003	2002
Abasto Shopping Center	270,655,454	202,823,167	137,849,712
Alto Palermo	278,194,070	215,931,709	148,347,559
Alto Avellaneda	188,599,180	127,574,363	110,624,127
Paseo Alcorta	169,131,939	127,435,577	86,280,072
Patio Bullrich	129,586,713	111,965,777	65,003,630
Alto Noa	51,817,401	34,726,635	28,228,604
Buenos Aires Design	60,424,247	35,160,183	25,610,019
Mendoza Plaza	157,251,948	118,198,525	88,536,063

Total Retail Sales(2)	1,305,660,952	973,815,936	690,479,786

(1)	Retail sales based upon information provided by retailers to us and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.

The following table sets forth certain information regarding the shopping centers in which we held an interest as of June 30, 2004:

	Date of Acquisition	Gross Leasable Area(1)		Total Number of Stores	Percentage Leased(2)	Alto Palermo’s Ownership Interest	Book Value as of June 30, 2004 (3)
		(m2)			(%)	(%)	(Ps. 000)
Abasto Shopping Center (4)	7/94	39,325	(5)	189	98.9	100.0	203,272.8
Alto Palermo Shopping Center (6)	11/97	17,900		152	100.0	100.0	229,117.3
Alto Avellaneda Shopping(7)	11/97	27,451		156	99.2	100.0	107,333.3
Paseo Alcorta	6/97	14,829		122	99.4	100.0	69,003.0
Patio Bullrich	10/98	10,882		93	99.6	100.0	121,678.4
Alto Noa (8)	3/95, 9/96 and 1/00	18,818		94	96.8	100.0	29,588.6
Buenos Aires Design (9)	11/97	14,488		59	97.9	51.0	11,924.1
Mendoza Plaza (10)	12/94	37,090		144	96.3	18.9	14,515.7

Total		180,783		1,009	98.3		786,433.2

(1)	Excludes the gross leasable area occupied by hypermarkets which are not our tenants.
(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2004.
(3)	Book value equals cost of acquisition plus improvements, adjusted for inflation until February 28, 2003, less accumulated depreciation. Reflects our ownership interest in each property.
(4)	Opened on November 10, 1998.
(5)	Excludes approximately 3,800 square meters of space occupied by Museo de los Niños, Abasto.
(6)	On November 18, 1997, we acquired a 75% interest in the property, and on December 23, 1997 we acquired the remaining 25%.
(7)	On November 18, 1997, we acquired a 50% interest in the property, and on December 23, 1997 we acquired the remaining 50%.

(8)	In March 1995, we made an initial investment in Alto Noa through an acquisition of a 50% interest in Tres Ce S.A. In September 1996, we acquired an additional 30% interest in Tres Ce S.A. The total acquisition price for the 80% interest in Tres Ce S.A. was US$ 7.2 million. On January 3, 2000, we acquired the remaining 20% of Tres Ce S.A.’s capital stock for US$ 2.5 million.
(9)	We own directly a 51% interest in the company which holds the concession to operate this property. We consolidate sales of this shopping center. The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased, although we had as of June 30, 2004, only a 51% economic interest.
(10)	The amount shown reflects 100% of the GLA, the total number of stores and the percentage leased, although as of June 30, 2004, we held only an 18.9% interest, through our 18.9% interest in Pérez Cuesta. On September 29, 2004, we entered into an agreement for the purchase of 49.9% of the capital stock of Pérez Cuesta S.A.C.I.. The transaction was consummated on December 2, 2004, after we obtained approval from the Antitrust Authorities. As a result, we currently own a 68.8% interest in this shopping center.

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area for the fiscal years ended June 30, 2004, 2003 and 2002:

	Fiscal year ended June 30,
	2004	2003	2002
	%
Abasto Shopping Center	98.87	99.36	95.43
Alto Palermo Shopping Center	100.00	94.12	92.06
Alto Avellaneda	99.17	99.45	93.58
Paseo Alcorta	99.42	91.90	84.31
Patio Bullrich	99.59	91.69	91.11
Alto Noa	96.82	90.33	87.63
Buenos Aires Design	97.93	94.28	81.31
Mendoza Plaza	96.34	96.20	97.10

Total	98.31	95.77	92.41

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2004, 2003 and 2002:

	Fiscal Year Ended June 30, (1)
	2004	2003	2002
	(Ps.)
Abasto Shopping Center	591.29	435.9	738.36
Alto Palermo Shopping Center	1,455.72	1,151.26	1,658.90
Alto Avellaneda	515.94	352.07	860.45
Buenos Aires Design	339.99	195.83	614.72
Paseo Alcorta	1,022.50	799.21	1,216.01
Patio Bullrich	1,009.41	749.81	1,014.06
Alto Noa	140.75	107.72	235.76

(1)	Annual sales per gross leasable square meter reflect the sum of base rent, percentage rent, stands and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

Lease Expiration

The following table sets forth the schedule of estimated lease expirations for our shopping centers (excluding Mendoza Plaza) for leases in effect as of June 30, 2004, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (2)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2005	345	44,114	30.70	23,103,562	37.40
2006	230	34,495	24.01	15,718,828	25.44
2007	212	28,554	19.87	15,585,319	25.23
2008	20	5,645	3.93	2,709,180	4.39
2009+	24	30,885	21.49	4,660,081	7.54

Total	831	143,693	100.00	61,776,970	100.00

(1)	Include the base rent and does not reflect our ownership interest in each property.
(2)	Include the vacant stores as of June 30, 2004. A lease may be associated to one o more stores.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see our consolidated financial statements.

Information about each of our shopping centers

Set forth below is information regarding our shopping center portfolio, including tables with the names of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

Abasto Shopping Center, City of Buenos Aires.

Abasto Shopping Center is a 189-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto Shopping Center opened on November 10, 1998. We invested approximately US$ 111.6 million in Abasto Shopping Center. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. We converted the property into an 115,905 square meter shopping center with approximately 39,325 square meters of gross leasable area. Abasto Shopping Center is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our residential apartment complex, and a Coto supermarket.

Abasto Shopping Center includes a food court with 23 restaurants, a multiplex cinema with 12 theaters and seating for approximately 2,800 people covering an area of 9,890 square meters, entertainment facilities and a 3,800 square meter children’s museum that is not included in the gross leasable area. The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters (excluding the supermarket).

Abasto Shopping Center’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

On July 15, 1997, we entered into a lending facility agreement with Cinemas Hoyts de Argentina S.A. (“Hoyts”) which provides for the terms of the construction and of the space leased to operate a cinema complex in the Abasto Shopping Center. Pursuant to this agreement, Hoyts agreed to finance up to US$ 7.8 million of the construction cost of the construction of the portion of the building where the cinema complex is located. Construction was completed in November 1998, at which time Hoyts started leasing the space for a period of ten years renewable at the option of Hoyts for two additional consecutive ten-year periods. As of November 1998, the amount extended by Hoyts under the facility totaled US$ 7.3 million, the same amount of the total construction cost. The loan accrues interest at six-month LIBOR plus 2%. Under the agreement, the loan is being repaid by offsetting against the rent owed by Hoyts the greater of (i) US$ 920,000 per annum and (ii) 10% of the sales from movie tickets plus 12% of other products and services sold at the cinema complex.

Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2004, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 270.7 million which represents sales per square meter of approximately Ps. 6,883. Total income from leases increased from approximately Ps. 20.5 million for the fiscal year ended on June 30, 2003 to Ps. 26.5 million for the fiscal year ended on June 30, 2004, which represent monthly sales per gross leasable square meter of Ps. 42.4 in 2003 and Ps. 56.1 in 2004. As of June 30, 2004, the occupancy rate in Abasto Shopping Center was 98.9%.

Abasto Shopping Center’s five largest tenants

Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 36.8% of Abasto Shopping Center’s gross leasable area as of June 30, 2004 and approximately 17.8% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto Shopping Center’s five largest tenants:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Rodo	Housewares	975	2.5
Cinemas Hoyts	Entertainment	9,890	25.1
Zara	Clothes and footwear	1,909	4.9
Mc Donald’s	Restaurant	636	1.6
Musimundo	Miscellaneous	1,046	2.7

Total		14,456	36.8

Tenant mix of Abasto Shopping Center

The following table sets forth the tenant mix of Abasto Shopping Centers stores:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	14,197	36.1
Clothes and footwear	12,766	32.5
Miscellaneous	4,266	10.8
Restaurants	2,437	6.2
Anchor stores (1)	1,909	4.9
Home appliances	1,531	3.9
Services	1,148	2.9
Housewares	1,071	2.7

Total	39,325	100.0

(1)	The term “anchor store” refers to strategically located leasable spaces in the shopping centers with more than 1,000 square meters which aim is to increase traffic of visitors and sales of the stores around them. Areas occupied by supermarkets or entertainment areas are not included in the definition.

Sales of Abasto Shopping Center

The following table sets forth certain information relating to the sales of Abasto Shopping Center for the period indicated:

	Fiscal year ended June 30,
	2004	2003	2002
	(Thousands of Pesos)
Sales:
Base rent	16,225.1	13,278.9	22,705.9
Percentage rent	3,968.7	2,257.4	1,136.7

Total rent	20,193.8	15,536.3	23,842.6
Revenues from admission rights	3,058.6	2,343.3	6,043.5
Management fees	600.0	604.2	1,123.7
Parking	2,263.5	1,834.5	3,108.8
Other	362.4	212.2	482.7

Total	26,478.3	20,530.5	34,601.3

Lease expirations for Abasto Shopping Center

The following table shows a schedule of estimated lease expirations for Abasto Shopping Center during the periods indicated for existing leases as of June 30, 2004, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2005	61	8,885	22.59	3,950,524	26.90
2006	51	5,562	14.14	3,529,512	24.04
2007	54	6,169	15.69	3,985,533	27.14
2008	3	719	1.83	318,000	2.17
2009+	8	17,990	45.75	2,899,891	19.75

Total	177	39,325	100.00	14,683,460	100.00

(1)	Includes the vacant stores as of June 30, 2004. A lease may be associated to one or more stores.

Alto Palermo Shopping Center, City of Buenos Aires

Alto Palermo Shopping Center is a 152-store shopping center that opened in 1990 in the upper-middle income, densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping Center is at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo Shopping Center has a total constructed area of 64,574 square meters that consists of 17,900 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 20 restaurants. Alto Palermo Shopping Center is spread out over four levels and has a 647-car pay parking lot in an area consisting of 32,405 square meters. In 1992 Alto Palermo Shopping Center was awarded a prize from the International Council of Shopping Centers for its overall design and appearance. Alto Palermo Shopping Center’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2004, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 278.2 million which represents sales per square meter of approximately Ps. 15,542. Total income from leases increased from approximately Ps. 23.4 million for the fiscal year ended on June 30, 2003 to Ps. 28.3 million for the fiscal year ended on June 30, 2004, which represent monthly sales per gross leasable square meter of Ps. 106.9 in 2003 and Ps. 131.9 in 2004. As of June 30, 2004, the occupancy rate in Alto Palermo Shopping Center was 100.0%.

Alto Palermo Shopping Center’s five largest tenants

Alto Palermo Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 16.5% of its gross leasable area at June 30, 2004 and approximately 10.6% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo Shopping Center’s five largest tenants (in terms of sales in this shopping center) as of June 30, 2004:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Zara	Anchor Stores	1,409	7.9
Frávega	Housewares	156	0.9
Garbarino	Housewares	154	0.9
Librería Yenny	Miscellaneous	878	4.9
Miscellaneous	Miscellaneous	347	1.9

Total		2,944	16.5

Tenant Mix of Alto Palermo Shopping Center

The following table sets forth the tenant mix of the types of businesses in Alto Palermo Shopping Center:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	6,119	34.2
Miscellaneous	3,139	17.5
Restaurants	2,909	16.2
Services	1,896	10.6
Entertainment	1,648	9.2
Anchor stores (1)	1,409	7.9
Home appliances	405	2.3
Housewares	375	2.1

Total	17,900	100.0

Sales from Alto Palermo Shopping Center

The following table sets forth certain information relating to the sales derived from Alto Palermo Shopping Center during the following periods:

	Fiscal year ended June 30,
	2004	2003	2002
	(Thousands of Pesos)
Sales:
Base rent	18,660.2	16,421.8	25,470.0
Percentage rent	3,677.5	2,249.4	1,030.1

Total rent	22,337.7	18,671.2	26,500.1
Revenues from admission rights	3,719.6	2,817.0	3,573.9
Management fees	664.8	669.4	1,245.1
Parking	1,618.4	1,333.6	2,390.6
Other	(0.3)	(62.8)	233.1

Total	28,340.2	23,428.4	33,942.8

Lease expirations for Alto Palermo Shopping Center

The following table shows a schedule of lease expirations for Alto Palermo Shopping Center during the periods indicated for existing leases as of June 30, 2004, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2005	62	5,794	32.37	5,891,776	37.46
2006	43	4,546	25.40	4,288,281	27.26
2007	38	3,953	22.08	3,939,448	25.05
2008	6	3,106	17.35	1,608,580	10.23
2009+	2	501	2.80	—	—

Total	151	17,900	100.00	15,728,085	100.00

(1)	Include the vacant stores as of June 30, 2004. A lease may be associated to one or more stores.

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 156-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 97,655 square meters which consists of 27,451 square meters of gross leasable area and common areas covering 19,918 square meters. The shopping center has a multiplex cinema with six screens, the first Wal-Mart superstore in Argentina, a bowling center, an entertainment center and a food court with 15 restaurants. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for it’s pro rata share of the common expenses of Alto Avellaneda. The shopping center is contained mostly on one floor, with the cinema located on the second floor, and has a 2,700-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

During the fiscal year ended June 30, 2004, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 188.6 million which represents sales per square meter of approximately Ps. 6,870. Total income from leases increased from approximately Ps. 10.0 million for the fiscal year ended on June 30, 2003 to Ps. 14.7 million for the fiscal year ended on June 30, 2004 which represent monthly sales per gross leasable square meter of Ps. 31.1 in 2003 and Ps. 44.7 in 2003. As of June 30, 2004, the occupancy rate in Alto Avellaneda was 99.2%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.8% of its gross leasable area at June 30, 2004 and approximately 14.1% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2004:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Rodo	Housewares	358	1.3
Garbarino	Housewares	240	0.9
Frávega	Housewares	340	1.2
Bingo	Entertainment	2,470	9.0
Dexter	Clothes and Footwear	391	1.4

Total		3,799	13.8

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	9,514	34.7
Entertainment	9,484	34.5
Services	2,195	8.0
Miscellaneous	2,028	7.4
Restaurants	1,920	7.0
Housewares	1,341	4.9
Home appliances	969	3.5

Total	27,451	100.0

Sales from Alto Avellaneda

The following table sets forth certain information relating to the sales derived from Alto Avellaneda during the following periods:

	Fiscal year ended June 30,
	2004	2003	2002
	(Thousands of Pesos)
Sales:
Base rent	10,252.6	7,821.0	18,049.8
Percentage rent	1,924.4	1,015.2	690.0

Total rent	12,177.0	8,836.2	18,739.8
Revenues from admission rights	1,985.9	839.9	4,235.2
Management fees	360.0	362.1	674.2
Other	211.1	0.2	221.9

Total	14,734.0	10,038.4	23,871.1

Lease expirations for Alto Avellaneda

The following table sets forth a schedule of estimated lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2004, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2005	52	9,487	34.56	3,361,308	35.26
2006	50	10,609	38.65	3,000,112	31.47
2007	46	6,675	24.31	2,993,731	31.40
2008	1	109	0.40	48,000	0.50
2009+	2	571	2.08	130,536	1.37

Total	151	27,451	100.00	9,533,687	100.00

(1)	Includes the vacant stores as of June 30, 2004. A lease may be associated to one or more stores.

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

Buenos Aires Design has a total constructed area of 31,645 square meters that consists of 14,488 gross leasable area. The shopping center has 5 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot. Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2004, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 60.4 million which represents sales per square meter of approximately Ps. 4,171. Total income from leases increased from approximately Ps. 3.8 million for the fiscal year ended on June 30, 2003 to Ps. 5.9 million for the fiscal year ended on June 30, 2004 which represent monthly sales per gross leasable square meter of Ps. 21.7 in 2003 and Ps. 34.1 in 2004. As of June 30, 2004, the occupancy rate in Buenos Aires Design was 97.9%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 29.3% of Buenos Aires Design’s gross leasable area at June 30, 2004 and approximately 26.8% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants (in terms of sales) as of June 30, 2004:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Morph	Anchor Stores	1,032	7.1
Barugel Azulay	Home appliances	312	2.2
Hard Rock Café	Restaurants	1,693	11.7
Okko	Home appliances	1,027	7.1
Kalpakian	Home appliances	176	1.2

Total		4,240	29.3

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Home appliance	6,976	48.1
Restaurants	3,545	24.5
Anchor stores	3,331	23.0
Miscellaneous	599	4.1
Services	37	0.3

Total	14,488	100.0

Sales from Buenos Aires Design

The following table sets forth certain information relating to the sales of Buenos Aires Design during the following periods:

	Fiscal year ended June 30,
	2004(1)	2003(1)	2002(1)
	(Thousands of Pesos)
Sales:
Base rent	3,567.7	2,519.4	4,228.5
Percentage rent	784.8	316.9	288.5

Total rent	4,352.5	2,836.3	4,517.0
Revenues from admission rights	573.3	126.6	1,632.7
Management fees	119.4	189.8	308.1
Parking	780.2	610.2	1,146.8
Other	110.3	37.9	—

Total	5,935.7	3,800.8	7,604.6

(1)	Does not reflect our ownership interest in the property.

Lease expirations for Buenos Aires Design

The following table shows a schedule of estimated lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2004, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (2)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2005	26	3,372	23.28	1,317,238	38.76
2006	20	3,850	26.57	1,225,329	36.06
2007	8	5,805	40.07	855,504	25.18
2008	1	187	1.29	—	—
2009+	3	1,274	8.79	—	—

Total	59	14,488	100.00	3,398,071	100.00

(1)	Does not reflect our ownership interest in the property.
(2)	Includes the vacant stores as of June 30, 2004. A lease may be associated to one or more stores.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 122-store shopping center that opened in 1992 and is in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 54,728 square meters that consists of 14,829 square meters of gross leasable area. Paseo Alcorta has a multiplex cinema with four screens, a food court with 18 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for it’s pro rata share of the common expenses of the shopping center. Paseo Alcorta is spread out over three shopping center levels and has free parking lot for approximately 1,300-car. Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2004, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 169.1 million which represents sales per square meter of approximately Ps. 11,406. Total income from leases increased from approximately Ps. 12.2 million for the fiscal year ended on June 30, 2003 to Ps. 15.4 million for the fiscal year ended on June 30, 2004 which represent monthly sales per gross leasable square meter of Ps. 69.0 in 2003 and Ps. 86.7 in 2004. As of June 30, 2004, the occupancy rate in Paseo Alcorta was 99.4%.

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 12.3% of Paseo Alcorta’s gross leasable area at June 30, 2004 and approximately 11.0% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants (in terms of sales) as of June 30, 2004:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Frávega	Housewares	265	1.8
Rapsodia	Clothes and footwear	258	1.7
Kartun	Miscellaneous	230	1.5
Las Pepas	Clothes and footwear	89	0.6
Musimundo	Miscellaneous	987	6.7

Total		1,829	12.3

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	5,982	40.3
Entertainment	2,686	18.1
Miscellaneous	2,035	13.7
Services	1,837	12.4
Restaurants	1,320	8.9
Home appliances	704	4.8
Housewares	265	1.8

Total	14,829	100.0

Sales from Paseo Alcorta

The following table sets forth certain information relating to the sales of Paseo Alcorta during the following periods:

	Fiscal year ended June 30,
	2004	2003	2002
	(Thousands of Pesos)
Sales:
Base rent	9,681.6	7,720.1	13,894.7
Percentage rent	3,224.0	2,498.9	1,537.8

Total rent	12,905.6	10,219.0	15,432.5
Revenues from admission rights	2,257.0	1,782.9	2,697.1
Management fees	212.5	214.0	398.0
Other	59.1	—	—

Total	15,434.2	12,215.9	18,527.6

Lease expirations for Paseo Alcorta

The following table shows a schedule of estimated lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2004, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2005	55	5,973	40.28	4,268,856	45.37
2006	30	3,855	26.00	2,107,000	22.40
2007	25	2,061	13.90	1,713,699	18.21
2008	4	313	2.11	254,600	2.71
2009+	4	2,627	17.71	1,064,346	11.31

Total	118	14,829	100.00	9,408,501	100.00

(1)	Includes the vacant stores as of June 30, 2004. A lease may be associated to one o more stores.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 93-store shopping center that opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

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

Patio Bullrich has a total constructed area of 28,211 square meters that consist of 10,882 square meters of gross leasable area and common areas covering 12,125 square meters. The shopping center has a six-screen movie theater complex with 1,381 seats, an entertainment area of 1,444 square meters and a food court of 18 restaurants. The center is spread out over four levels and has a pay parking lot for 212 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals between the ages of 45 and above.

During the fiscal year ended June 30, 2004, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 129.6 million which represents sales per square meter of approximately Ps. 11,908. Total income from leases increased from approximately Ps. 10.6 million for the fiscal year ended June 30, 2003 to Ps. 12.7 million for the fiscal year ended June 30, 2004, which represent monthly sales per gross leasable square meter of Ps. 75.3 in 2003 and Ps. 97.6 in 2004. As of June 30, 2003, the occupancy rate in Patio Bullrich was 99.6%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 10.5% of Patio Bullrich’s gross leasable area at June 30, 2004 and approximately 9.8% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2004:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Rapsodia	Clothes and Footwear	279	2.6
Christian Dior	Clothes and Footwear	91	0.8
Etiqueta Negra	Clothes and Footwear	504	4.6
Casa López	Clothes and Footwear	85	0.8
Cacharel Damas	Clothes and Footwear	179	1.7

Total		1,138	10.5

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix of the types of business in Patio Bullrich:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	4,247	39.0
Entertainment	3,240	29.8
Miscellaneous	1,645	15.1
Restaurants	1,244	11.4
Home appliances	282	2.6
Services	224	2.1

Total	10,882	100.0

Sales from Patio Bullrich

The following table sets forth certain information relating to the sales of Patio Bullrich during the following periods:

	Fiscal year ended June 30,
	2004	2003	2002
	(Thousands of Pesos)
Sales:
Base rent	6,792.8	6,030.1	8,163.3
Percentage rent	2,656.0	2,174.7	1,165.5

Total rent	9,448.8	8,204.8	9,328.8
Revenues from admission rights	1,535.6	835.6	2,457.5
Management fees	480.0	483.4	899,0
Parking	1,221.4	997.4	1,653.5
Other	58.5	88.4	—

Total	12,744.3	10,609.6	14,338.8

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2004, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2005	49	6,604	60.68	3,610,578	51.77
2006	19	1,416	13.02	1,217,750	17.46
2007	17	1,687	15.51	1,666,320	23.89
2008	4	1,175	10.79	480,000	6.88
2009+	—	—	—	—	—

Total	89	10,882	100.00	6,974,648	100.00

(1)	Includes the vacant stores as of June 30, 2004. A lease may be associated to one or more stores.

Alto Noa, City of Salta

Alto Noa is a 94-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.1 million inhabitants with approximately 0.5 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 41,700 square meters which consists of 18,818 square meters of gross leasable area. Alto Noa has a food court with 13 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center is contained on one floor and has a free parking lot for 551 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

On May 29, 1998, we entered into a lending facility agreement with Hoyts which established the terms of the construction and for the lease of space to operate a cinema complex in Alto Noa. Pursuant to this agreement, Hoyts agreed to finance up to US$ 4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with options for Hoyts to renew the lease for two additional consecutive ten-year periods. As of October 2000, borrowings under the facility totaled US$ 4.0 million. These borrowings accrue interest at the six-month LIBOR plus 2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts Cinema the greater of (i) US$ 300,000 per annum and (ii) 10% of the total sales of the complex. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due.

Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2004, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 51.8 million, which represents sales per square meter of approximately Ps. 2,754. Total income from leases increased from approximately Ps. 2.1 million for the fiscal year ended on June 30, 2003 to Ps. 2.8 million for the fiscal year ended on June 30, 2004 which represent monthly sales per gross leasable square meter of Ps. 9.2 in 2003 and Ps. 12.3 in 2004. As of June 30, 2004, the occupancy rate in Alto Noa was 96.8%.

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 50.8% of Alto Noa’s gross leasable area at June 30, 2004 and approximately 30.3% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants (in terms of sales in this shopping center) as of June 30, 2004:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Supermercado Norte	Supermarket	3,064	16.3
Y.P.F.	Services	1,813	9.6
Slots	Entertainment	469	2.5
Frávega	Housewares	407	2.2
Hoyts General Cinema	Entertainment	3,808	20.2

Total		9,561	50.8

Tenant mix of Alto Noa

The following table sets forth the types of businesses in Alto Noa:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	6,077	32.3
Anchor stores	3,472	18.4
Clothes and footwear	3,163	16.8
Services	2,646	14.1
Miscellaneous	1,529	8.1
Restaurants	1,244	6.6
Housewares	407	2.2
Home appliances	280	1.5

Total	18,818	100.0

Sales from Alto Noa

The following table sets forth certain information relating to the sales of Alto Noa during the following periods:

	Fiscal year ended June 30,
	2004	2003	2002
	(Thousands of Pesos)
Sales:
Base rent	2,169.7	1,781.6	3,875.3
Percentage rent	396.3	256.8	111.4

Total rent	2,566.0	2,038.4	3,986.7
Revenues from admission rights	82.6	48.7	463.8
Other	120.0	—	—

Total	2,768.6	2,087.1	4,450.5

Lease expirations for Alto Noa

The following table shows a schedule of estimated lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2004, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2005	40	3,999	21.25	703,282	34.30
2006	17	4,657	24.75	350,844	17.11
2007	24	2,204	11.71	431,084	21.02
2008	1	36	0.19	—	—
2009+	5	7,922	42.10	565,308	27.57

Total	87	18,818	100.00	2,050,518	100.00

(1)	Includes the vacant stores as of June 30, 2004. A lease may be associated to one or more stores.

Mendoza Plaza, City of Mendoza

As of June 30, 2004 we owned a non-controlling 18.9% interest in Pérez Cuesta which owned Mendoza Plaza. Other shareholders of Pérez Cuesta included (i) Falabella S.A. which owned a non-controlling interest and (ii) Jorge Pérez Cuesta, Gonzalo Pérez Cuesta and Jorge García Salazar who together owned a controlling interest.

Mendoza Plaza is a 144-store shopping center that opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 37,090 square meters of gross leasable area. Mendoza Plaza has a multiplex cinema covering an area of approximately 3,515 square meters with ten screens, the Chilean department store Falabella, a food court with 16 restaurants, an entertainment center and a supermarket which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40. As of June 30, 2004, Mendoza Plaza had an occupancy rate of approximately 96.3%.

On September 29, 2004, we entered into an agreement for the purchase of an additional 49.9% of the capital stock of Pérez Cuesta S.A.C.I. for a total amount of US$ 5.3 million which is payable as follows: (i) US$ 1.8 million was paid to the sellers on December 2, 2004, after approval of the Antitrust Authorities was obtained, (ii) US$ 1.8 million will be paid on September 29, 2005 and (iii) the remaining US$ 1.8 million will be paid in September 29, 2006.

The transaction was consummated on December 2, 2004, after we obtained approval from the Antitrust Authorities. As a result, we currently own a 68.8% interest in this shopping center.

As of June 30, 2004, Pérez Cuesta had Ps. 40.3 million financial indebtedness (including accrued interests and CER), Ps. 23.1 million of which was overdue and was in default. Although pursuant to Decree No. 214/02, Pérez Cuesta’s U.S. Dollar-denominated financial indebtedness has been converted into Pesos, since its indebtedness includes outstanding mortgage loans and commercial leases, the default on several overdue payments raises substantial doubt of its ability to continue as a going concern. Currently, Pérez Cuesta and we are negotiating the restructuring the debt terms with its creditors. However, we cannot assure you that we will be able to successfully restructure its financial indebtedness.

On December 3, 2004, we signed an option agreement, exercisable until March 31, 2005, which entitles the company to purchase the debt that Perez Cuesta S.A.C.I. owes to HSBC Bank Argentina S.A. As of June 30, 2004, such indebtedness amounted to Ps. 9.5 million. As of the date of this filing, such amount is overdue and unpaid. We paid an option premium of Ps. 0.7 million. The loan bears an interest rate of 8% plus CER adjustment.

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

We began to pre-sell units in this project in March 1997 and offered to contact financial institutions on behalf of purchasers or, in certain cases, offered financing directly to purchasers. As of June 30, 2003, we had financed through mortgage loans the acquisition of 69 units for a total amount of US$ 3.4 million, representing approximately 61% of the selling price of those units. On January 6, 2002, Decree No. 214/02 established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. Dollars at the exchange rate of Ps. 1.00 = 1.00 U.S. Dollar. In this way, U.S. Dollar-denominated mortgage loans offered by our Company, were converted into Pesos.

As of June 30, 2004, Ps. 4 million had been repaid. The amount represents the 69% of mortgage loans offered. The loans’ average term is 76 months and the average interest rate is 14.0% (terms and interest rates as of issuing date).

Expansion Opportunities

Alto Rosario, City of Rosario

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

On December 17, 1999, we obtained an exclusive title to a part of this property. We own 56% of the land and Coto owns the remaining 44%.

The proposed project is composed of two parts. The first part involves the construction of a shopping center. The second part involves the construction of a residential complex center on approximately 50,000 square meters.

In December 2003, construction began on Alto Rosario Shopping located in the city of Rosario, the eighth shopping center managed by the Company. In early 2004, in view of the substantial increase in the demand for stores, we decided to extend this undertaking. As a result, the shopping center that initially held 20,000 square meters of leaseable area will now hold 29,300 square meters.

As of June 30, 2004, 73.2% of the 138 stores were reserved.

The first part of the project involves three stages. The first stage was the construction of the mall, which was opened on November 9, 2004, with 123 retail stores, 40 stands with the best and most diverse offerings in the market and 14 fast food stores, restaurants and cafes, totaling 19,297 square meters of gross leasable area and a 99.1% occupancy rate. The second stage involved the opening of the Coto hypermarket, which opened on December 9, 2004, and the third includes the extension of the mall and the opening of Showcase cinemas (with 3,400 seats and 14 state-of-the-art movie screens) and the Museo de Los Niños children attraction, expected to open during the first quarter of 2005.

The shopping center will provide proposals in line with the needs of its public, top-quality entertainment areas and first-class services. As in the case of our other shopping centers, we will seek to ensure our customers are identified with our product.

Including the expansion, the undertaking will require an investment of approximately Ps. 67.5 million (not counting the amount paid for the purchase of the land).

This flow of investments in the area is already having a positive economic impact. It is estimated that 4,000 job positions will be generated by this undertaking, and the community is already noticing an urban revaluation of the area. Investments have been made in road works and repair of facades, and the Company has made donations to improve parks near its premises.

Caballito Project

We have a plot of land spanning a surface area of 25,539 square meters in the city of Buenos Aires neighborhood of Caballito, one of the most highly populated in the Federal Capital. This land could be used to build a 30,000 square meter shopping center including a hypermarket.

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

Neuquén Project

On July 6, 1999, we acquired a 94.6% interest in Shopping Neuquén S.A. for Ps. 4.2 million. We paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million was originally scheduled to be paid on the earlier of the opening of the shopping center or July 5, 2001. As of today the remaining payment is past due.

Shopping Neuquén S.A.’s sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 100 stores, a hypermarket, a multiplex movie theater, a service station and a hotel.

In June 2001, Shopping Neuquén S.A. filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that Shopping Neuquén S.A. will develop.

The extension would normally be approved by the City Council of the Province of Neuquén, which is the municipal legislative body.

On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 rejecting the application by Shopping Neuquén S.A. for a readjustement of the terms for the construction of the undertaking and the authorization to transfer part of the land to third parties. In addition, the rights granted in Ordinance 5178 were declared to have lapsed, and the contract for the purchase of the land was deemed void, with the loss of the improvements made in favor of the Municipality of Neuquén, without the right to compensation or any claim by Shopping Neuquén S.A.

In response to the terms of the mentioned Decree, on January 21, 2003 the Company applied for the administrative measure to be revoked, offering and attaching documentary proof of the reasons for such revocation and requesting authorization for the presentation of a new schedule, prepared on the basis of the current situation and reasonable short and medium-term projections.

This application was rejected by the Municipal authorities by means of Decree No.585/2003. As a result, on June 25, 2003 the Company filed an “Administrative Procedural Action” in the High Court of Neuquén that is currently in progress, requesting, among other matters, that Decrees 1437/2002 and 585/2003 issued by the Municipal Mayor be declared null and void.

As of June 30, 2004, the Company is negotiating with the Municipality of Neuquén the terms of a framework agreement that will establish the conditions for reactivation of the development and construction of the commercial proyect. Such agreement would be incorporated into a new Municipal Ordinance that would modify or annul the original ordinance.

Furthermore, on August 15, 2003 we were informed that 85.75% of the old shareholders of Shopping Neuquén S.A. have filed a complaint against us, for collection of the balance of the purchase price plus interest and legal costs.

Although we hope for a favorable resolution to the judicial proceeding, and we are negotiating a new arrangement with the old shareholders, we cannot assure the results will be favorable to us.

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

As the Argentine economy began to recover, we faced increased competition from the banking sector, and recorded significant growth in our portfolio, our sales and our number of cardholders, while at the same time maintaining low delinquency rates. The improvement in credit quality of loans led to a notable drop in bad debt charges, which fell from Ps. 8.0 million at June 30, 2003 to just Ps. 0.2 million in the year ended June 30, 2004, a reduction of 99% in the bad debt charge. These favorable conditions and our successful performance caused Tarjeta Shopping’s sales to increase 83.8% for the fiscal year ended June 30, 2004 as compared to the fiscal year ended June 30, 2003. During this fiscal year we increased our share in the payment means market.

Our portfolio (including securitized receivables) has shown high growth. As of June 30, 2004 our portfolio amounted to Ps. 92.0 million as compared to Ps. 49.4 million as of June 30, 2003. This growth is also reflected in the increase in the number of monthly credit card statements delivered to customers, which rose 58% in the fiscal year ended June 30, 2004 as compared to the fiscal year ended June 30, 2003. In addition, during this fiscal year there was a strong improvement in the number of participating stores, which totaled 11,600 as of June 2004.

After being forced last year to close distribution channels and reduce our number of employees, during fiscal 2004 we were able to increase personnel in customer and store service and began adapting the telephone assistance centers to the new customer volumes. We also assigned increased resources to post-sales service to provide improved attention and follow-up for this growing network.

These improvements should provide a more efficient relations between the company and its customers, a key element in a business with such a high degree of customer contact.

Given the strength of this business unit and the future prospects for growth, we were able to place two issues under our Securitization Program for a total aggregate principal amount of Ps. 22 million in senior notes. As of December 31, 2003, our securitized portfolio amounted to Ps. 42 million aggregate principal amount.

In the first half of 2004, we placed 2 new issues of senior notes for Ps. 36 million, increasing the securitized portfolio balance to Ps. 77 million aggregate principal amount as of June 30, 2004.

Results are showing promising signs, the upward trend continues and we were able to move from a Ps. 4.3 million loss as of June 30, 2003, to a Ps. 2.8 million gain as of June 30, 2004.

For the fiscal year ended June 30, 2004, Tarshop’s total net revenues were Ps. 30.0 million, representing approximately 21.0% of our net revenues for such year.

Internet Ventures

We believe that the Internet market is an excellent commercial channel as a complement of our shopping centers. Since the malls are limited by geographic barriers, e-commerce becomes an attractive alternative for the reason that allows us to expand our possibilities to reach new markets.

Altocity.Com S.A.

Altocity.Com S.A. (“Altocity”) is a company engaged in delivering e-commerce services providing customers with the information necessary to make personalized online buying decisions and giving retailers the ability to reach a large customer base. Altocity., is a wholly owned subsidiary of E-Commerce Latina S.A., (“E-Commerce Latina”), an Internet venture between us and Telefónica de Argentina S.A. (“Telefónica”), where each have a 50% interest. Previously, our partner in the venture was Telinver S.A., a wholly owned subsidiary of Telefónica; but on April 27, 2001 Telinver notified us that it had transferred its holdings in E-Commerce Latina to Telefónica.

Four years from its launch, Altocity offers an attractive integral product selection, with a broad range of categories and brands, forms of payment, support and a request and delivery system, combined with a high-quality image.

During the fiscal year ended June 30, 2004, Altocity strengthened its corporate sales, increasing the number of new customers and invoicing amounts in this segment.

For the year ended June 30, 2004, Altocity net revenues totaled Ps. 1.7 million and had a net loss of Ps. 2.1 million. Of its revenues for such period, approximately 98.5% were derived from product sales and commissions earned and 1.5% represented fixed amount charged to retailers.

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

Currently, the website receives an average of 300,000 unique visitors per month, turning Altocity into one of the most visited sites in the country and the most visited site concerning e-commerce. The company has more than 55,000 registered citizens (registered visitors who purchased and/or chose to receive information on news and special offers) who have made more than 52,000 transactions to date.

For fiscal year 2005 Altocity’s main objective is to focus on the following three areas:

•	Marketing of the portal, loyalty activities and new customers;

•	e-commerce services for shopping centers tenants; and

•	Barter and reward program.

Alto Research and Development S.A. (formerly Alto Invest S.A.)

We hold 100% of the shares of Alto Research and Development S.A.. This company originally provided information services and carried out on-line and off-line transactions in the financial market.

During fiscal year 2004, the shareholders’of Alto Research and Development S.A. decided to broaden the scope of its corporate purpose. In April 2004, the company began to provide economic, financial, commercial, technological and business training services, with special emphasis on the shopping center sector, through courses, seminars and other methods of broadcasting.

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

The total revenues from administration fees charged by us during the fiscal year ended June 30, 2004 were approximately Ps. 2.4 million, which accounts for approximately 1.7% of our total revenues.

Principal Terms of our Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Our lease agreements are generally denominated in Pesos.

Decree No. 214/02 and Decree No. 762/02, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in U.S. Dollars and which are not related to the financial system existing as of January 7, 2002 are subject to the following:

•	obligations will have to be paid in Pesos at a rate of Ps. 1.00 = US$ 1.00. Additionally, these obligations are subject to inflation adjustment through the CER index;

•	if, as a consequence of this adjustment, the agreement is unfair to any of the parties, as long as the party that has the obligation to pay is not overdue and the adjustment is applicable, either may ask the other for a fairness adjustment. If they do not reach an agreement, a court will make the decision in order to preserve the continuity of the contract relation in a fair way; and

•	new lease agreements may be freely entered into between parties, even U.S. Dollar denominated lease agreements.

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

We carry out promotional and marketing activities to increase attendance to our shopping centers. These activities are paid for with tenant’s contributions to the Common Promotional Fund (“CPF”), which is administered by us. Every month tenants contribute to the CPF an amount approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. We may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

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

Control Systems

We have computer systems to monitor tenants’ sales in Alto Avellaneda, Alto Palermo Shopping Center, Paseo Alcorta, Patio Bullrich, Buenos Aires Design, Abasto Shopping Center and Alto Noa Shopping Center. We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those Shopping Centers have a computerized cash register that is linked to a main computer server in the administration office of such shopping center. We use the information generated from the computer monitoring system for auditing the Percentage Rent to be charged to each tenant and use the statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes. The lease contracts for tenants in Alto Avellaneda, Alto Palermo Shopping Center, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with respect to agreements subscribed after its acquisition), Abasto Shopping Center, Alto Rosario Shopping, Alto Noa and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system.

Promotional Activities

Father’s Day and Mother’s Day

The aim of these promotions was to provide an exclusive benefit for our customers. In both cases, the shopping center decided how it wanted to do so, on the basis of the overall requirements of its customer base. These benefits were exclusive to our customers, without mass communication. All the prizes were of a high perceived value.

Christmas

The Christmas marketing activities were the only ones carried out jointly by all the shopping centers. These activities included one promotion which was targeted at children, another promotion to stimulate sales and on December 22, 2003, all of our shopping centers simultaneously provide firework displays, free of charge.

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

The following table shows the breakdown of the main owners and operators of shopping centers in Argentina:

Companies	Location(1)	Gross Leasable Area	Stores	% of national gross leasable area(2)	Stores(2)
				(%)	(%)
APSA
Alto Avellaneda (5)	GBA	58,405	156	5.9	4.2
Abasto Shopping Center	CBA	39,325	189	3.9	5.1
Mendoza Plaza (3) (5)	Mendoza	37,090	144	3.7	3.9
Paseo Alcorta (5)	CBA	53,479	122	5.4	3.3
Alto Palermo	CBA	17,900	152	1.8	4.1
Buenos Aires Design Center (4)	CBA	14,488	59	1.4	1.6
Patio Bullrich	CBA	10,882	93	1.1	2.5
Alto Noa (5)	Salta	21,882	94	2.2	2.6

Subtotal		253,451	1,009	25.4	27.3

Cencosud S.A.
Unicenter Shopping (5)	GBA	90,869	287	9.1	7.8
Plaza Oeste Shopping (5)	GBA	38,720	138	3.9	3.8
Quilmes Factory (5)	GBA	31,373	47	3.1	1.3
Lomas Center Shopping (5)	GBA	24,271	50	2.4	1.4
San Martin Factory (5)	GBA	24,388	31	2.4	0.8
Parque Brown Factory Outlet (5)	GBA	23,553	41	2.4	1.1
Las Palmas Pilar (5)	GBA	37,662	102	3.8	2.8
Jumbo Palermo Centro Comercial (5)	CBA	22,763	46	2.3	1.3
El Portal de la Patagonia (5)	GBA	21,700	45	2.2	1.2
El Portal de Escobar (5)	GBA	18,886	24	1.9	0.7

Subtotal		334,185	811	33.5	22.2

Other Operators		409,499	1,860	41.1	50.5

Totals		997,135	3,680	100.0	100.0

(1)	“GBA” means Greater Buenos Aires and “CBA” means the City of Buenos Aires.
(2)	Percentage of the total shopping centers in Argentina. Sums may not total due to rounding.
(3)	As of June 30, 2004, we owned indirectly an 18.9% interest in this property. As of September 29, 2004, we acquired a 49.9% interest in Pérez Cuesta, therefore increasing our interest in this company to 68.9%.
(4)	We own directly a 51% interest in ERSA the company that operates the concession of this property.
(5)	Includes gross leasable area occupied by supermarkets and hypermarkets.

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

Although our lease agreements were U.S. Dollar-denominated, Decree N° 214, Decree N° 762 and Law N° 25,820 that amended the Public Emergency Law provided that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provide for payments in U.S. Dollar are subject to the following rules:

•	the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CER for commercial leases;

•	since October 1, 2002 and until March 31, 2004 for residential leases, the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CVS;

•	if for the application of these provisions the value of the installment were higher or lower to the value at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties do not reach an agreement, the judicial courts will decide about the difference in each particular case and

•	Pursuant to Decree 117/04 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable on April 1, 2004.

In addition, there are currently conflicting policy pronouncements and judicial decisions as to whether rent may be increased during the term of a lease. For example, section 10 of the Public Emergency Law, prohibit lease agreements that adjust rents for inflation based on an official index such as the Argentine consumer price index or wholesale price index. Most of our lease agreements contain rent escalation clauses, however, not based on official indexes but generally, providing for rent escalation in the Base Rent pricing between 4% and 7% annually.

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

Argentine civil procedure permits us to collect unpaid rent in an ordinary proceeding, although under certain special conditions (e.g. low amount of unpaid rent) the judge may decide to go on an expedited summary proceeding. While it is a special procedure to evict tenants, historically, the heavy workload of the courts that hear these matters and the existence of numerous procedural steps required have tended to delay efforts of lessors to evict tenants. Moreover, the lessor must provide written notice to the tenant at least ten days prior to commencing the eviction proceedings.

Despite the amendment of the Argentine civil procedures code by which the lessor may, by posting a bond, obtain the immediate eviction of the tenant, eviction proceedings generally take from six months to two years from the date of filing of the suit to the time of actual eviction. However, historically we have generally attempted to negotiate with defaulting tenants the termination of lease agreements in order to avoid legal proceedings.

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

On November 6, 2003 Law No. 25,798 was enacted. It establishes a mechanism to reschedule the mortgage debts, by creating a Trust (paid by the Argentine Government) which will purchase the portfolio mortgage debts and reschedule the maturity date. The financial institutions were given until June 22, 2004 to accept the new mortgages. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included different conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings.

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

On November 6, 2003 Law No. 25,798 was enacted. It establishes a mechanism to reschedule the mortgage debts, by creating a Trust (paid by the Argentine Government) which will purchase the portfolio mortgage debts and reschedule the maturity date. The financial institutions were given until June 22, 2004 to accept the new mortgages. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included different conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings.

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

Although our mortgages are U.S. Dollar-denominated, Decree No. 214/02 and Decree No. 762/02 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. Dollars are subject to the following rules:

•	the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CER for loans granted for the acquisition of commercial properties guaranteed by mortgages, or

•	since October 1, 2002 and until March 31, 2004, for residential leases, the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CVS; and

•	if for the application of these provisions the value of the installment were higher or lower to the value at the moment of the payment, any of the parties could require an equitable adjustment of the price. If in the event the parties do not reach an agreement, the judicial courts will decide about the difference in each particular case.

•	Pursuant to Decree 117/04 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable on April 1, 2004.

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

C. Organizational Structure

Our principal shareholders as of June 30, 2004, were IRSA, Parque Arauco and GSEM/AP.

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

Goldman Sachs & Co. beneficially owns GSEM/AP. On November 30, 2004, IRSA purchased from GSEM/AP Holdings LP, a wholly owned subsidiary of Goldman Sachs, 3,061,450 of our Convertible Notes and 1,114,520 of our ADS. IRSA paid US$ 15.3 million for these holdings. IRSA then sold pursuant to a prior agreement, 1,004,866 of our Convertible Notes and 365,821 of our ADS to Parque Arauco US$ 5.0 million (32.8% of the acquisition by IRSA from GSEM/AP Holdings LP).

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2004:

Subsidiary	Activity	Country of incorporation	Percent Ownership (%) (4)	Percent of voting power (%) (4)	Percentage of APSA’s Total Net Revenues
SAPSA	Owns shopping center Alto Palermo	Argentina	100	100	19.8%
Fibesa S.A.	Real Estate	Argentina	100	100	4.4%
Tarshop S.A.	Credit card operations and securitization of receivables	Argentina	80.00	80.00	21.0%
ERSA	Has concession to operate Buenos Aires Design	Argentina	51.00	51.00	4.1%
Inversora del Puerto S.A.	Real Estate	Argentina	100.00	100.00	0.0%
Shopping Neuquén S.A.	Shopping Centers	Argentina	94.62	94.62	0.0%
Alto Research and Development S.A. (formerly Alto Invest S.A).	Corporate, commercial and economic information and training services	Argentina	100.00	100.00	0.1%
E-Commerce Latina S.A.	E-Commerce	Argentina	50.00	50.00	(1)
AltoCity.Com S.A. (2)	E-Commerce	Argentina	49.00	49.00	(1)
Pérez Cuesta S.A.C.I. (3)	Shopping Centers	Argentina	18.90	18.90	(1)

(1)	We do not consolidate this subsidiary.
(2)	Owned indirectly through E-Commerce Latina S.A.
(3)	On September 29, 2004, we entered into an agreement for the purchase of 49.9% of the capital stock of Pérez CuestaS.A.C.I.. The transaction was consummated on December 2, 2004, after we obtained approval from the Antitrust Authorities. As a result, we currently own a 68.8% interest in this shopping center
(4)	Percentage of equity interest has been rounded.

D. Property, Plants and Equipment

Our properties include shopping centers and land reserves for the construction of shopping centers or apartment buildings. All of our properties are located in Argentina.

Until December 2003, we leased our headquarters, located at Hipólito Yrigoyen 476, 2nd floor, (C1086AAF), Buenos Aires, Argentina. In January 2004, we moved our headquarters to Moreno 877, 22st floor, (C1091AAQ), Buenos Aires, Argentina. We rent our headquarters from Inversora Bolivar S.A., a subsidiary of IRSA, pursuant to a lease agreement that will expire in October 2008.

We believe that all of our facilities are adequate for our present need and suitable for their intended purposes.

The following table sets forth certain information about our properties that are held in fee:

Held in Fee	Encumbrance	Location	Outstanding Principal Amount	Maturity Date	Balance due at maturity	Rate
			(Ps.million)		(Ps.million)
Abasto Shopping Center	—	City of Buenos Aires
Alto Palermo Shopping Center (1)	—	City of Buenos Aires
Alto Avellaneda	—	City of Greater Buenos Aires
Buenos Aires Design (2)	—	City of Buenos Aires
Paseo Alcorta	—	City of Buenos Aires
Patio Bullrich	—	City of Buenos Aires
Alto Noa	—	City of Salta
Mendoza Plaza	Mortgage (3)	City of Mendoza	15.0 2.5	Aug-10 May-05	0.625 0.069	Libor 180 day + 3.1% Libor 180 day + 6.81%
Alto Rosario (4)	—	City of Rosario
Torres de Abasto	—	City of Buenos Aires
Coto Residential Project	—	City of Buenos Aires
Alcorta Plaza Project	—	City of Buenos Aires
Torres de Rosario Project	—	City of Rosario
Neuquén Project (5)	Mortgage (6)	City of Neuquén
Caballito Project (7)	—	City of Buenos Aires

(1)	Alto Palermo Shopping is owned by our wholly owned subsidiary, SAPSA. On December 19, 2000, the CNV approved by Resolution No.13,676 a global note program of issuance of Senior Notes jointly or individually by APSA and SAPSA for up to a nominal value of US$ 300,000,000 (the “Program”). Under the Program, on January 18, 2001, (i) we issued Series A Senior Notes for a nominal value of US$ 40 million and (ii) we and SAPSA co-issued Series B Senior Notes for a nominal value of US$ 80 million that will be severally paid by us and SAPSA. The Series A and B Senior Notes are due on 2005. The payment of the total amount of the Senior Notes is guaranteed by a Trust Agreement pursuant to which all of our shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 among Ritelco, and us as shareholders of SAPSA and as Trustors, Río Trust S.A., as Trustee, and the holders of the Senior Notes as Beneficiaries.
(2)	We own a 51.0% interest in ERSA. Currently our shares of Emprendimiento Recoleta S.A. are pledged.
(3)	As of June 30, 2004 we owned an 18.9% non-controlling interest in Pérez Cuesta which owns Mendoza Plaza Shopping. In 1998, Banco de Chile granted Pérez Cuesta a twelve-year loan for US$ 15.0 million and a three-year loan for US$ 2.5 million, both secured by a mortgage on Mendoza Plaza. As of June 30, 2004, Pérez Cuesta., had Ps. 10.7 million expired debt. Pérez Cuesta is currently negotiating an extension of the original payment terms with its creditors. However, we cannot assure you that it will achieve a successful restructuring of its financial indebtedness. On September 29, 2004, we entered into an agreement to purchase 49.9% of the capital stock of Pérez CuestaS.A.C.I. This transaction was given to the Antitrust Authorities and on November 17, 2004,they approved this transaction.
(4)	The proposed project is composed of two parts. The first part involves the construction of a shopping center. The second part involves the construction of a residential complex center on approximately 50,000 square meters. The first part of the project involves three stages. The first stage was the construction of the mall, which was opened on November 30, 2004, with 123 retail stores, 40 stands and 14 fast food stores, restaurants and cafes, totaling 19,297 square meters of gross leaseable area and 99.1% occupancy rate. The second stage involved the opening of the Coto hypermarket, which opened on December 9, 2004, and the third stage includes the extension of the mall and the opening of Showcase cinemas (with 3.400 seats and 14 state-of-the-art movie screens) and the Museo de los niños children attraction, expected to open during the first quarter of 2005.

(5)	On July 6, 1999, we acquired a 94.6% interest in Shopping Neuquén S.A. for Ps. 4.2 million in cash. We paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million were originally scheduled to be paid on or before July 5, 2001. The remaining payment is overdue. In June 2001, Shopping Neuquén S.A. filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties. The request was rejected and, in June 2003, Shopping Neuquén S.A. lodged a remedy before the Supreme Court of the Province of Neuquén, requesting the annulment of the resolutions issued by the Mayor. Although we hope for a favorable resolution to the judicial proceeding, and we still are negotiating a new arrangement with the old shareholders, we cannot assure a favorable result to us.
(6)	At June 30, 2004, Shopping Neuquén S.A. included a Ps. 41,792 loan secured by a mortgage on the land.
(7)	We have a plot of land spanning a surface area of 25,539 squared meters in the Buenos Aires city neighborhood of Caballito, one of the most highly populated areas in the Federal Capital. This land could be used to build a 30,000 square meter shopping center including a hypermarket. We have not yet obtained the authorization from the Government of the City of Buenos Aires to develop the center on this land and cannot at this stage guarantee that such authorization will be granted.

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

ITEM 5. Operating and Financial Review and Prospects

A. Operating Results

The following Operating and Financial Review and Prospects have been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read together with “Item 3. Key Information—Selected Financial Data” and our consolidated financial statements appearing elsewhere in this annual report. This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “expects”, “anticipates”, “intends”, “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this annual report.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2004, 2003 and 2002 relate to the fiscal years ended June 30, 2004, 2003 and 2002, respectively, which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors.

Our consolidated financial statements are presented in Pesos. Except as discussed in the following paragraph, we prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the CNV. See Note 16 to our consolidated financial statements for a description of the principal differences between Argentine GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of net income (loss) and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and the regulations of the SEC.

As discussed in Notes 2.c. and 3.j. to our consolidated financial statements, contained elsewhere in this annual report, in order to comply with regulations of the CNV, we discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However such departures have not had a material effect on our consolidated financial statements.

Critical Accounting Policies and Estimates

In connection with the preparation of the consolidated financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	revenue recognition;

•	provision for allowances and contingencies;

•	impairment of long-lived assets; and

•	asset tax provision.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina and regulations of the CNV which differ in certain significant respects from generally accepted accounting principles in the United States of America. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and the regulations of the SEC.

Revenue Recognition

We primarily derive our revenues from leases and services operations, credit card operations and others. Except for revenues derived from the sale and development of properties (included in Others segment), our revenue recognition policies do not require management to make estimates.

Sales and development properties (included in Others segment)

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

We believe that the accounting policy related to the impairment of long-lived assets is a “critical accounting policy” because:

•	it requires our management to make estimates and assumptions (such as, future sales and cost of sale, future vacancy rates and future prices) that are highly susceptible to change from period to period, and

•	the impact that recognizing an impairment would have on assets reported on our consolidated balance sheet as well as on the results of our operations could be material. Estimates about future sales prices and future vacancy rates require significant judgment because actual sales prices and vacancy rates have fluctuated in the past and are expected to continue to do so.

As of June 30, 2002, we reviewed our assets related to leases and services, and others segments for impairments, due to the continued deterioration of the Argentine economy. As a result, as of June 30, 2002 we recognized an impairment of Ps. 62.8 million. Since fiscal year 2003, this unfavorable economy tendency has been reverted due to increases in fair market values, during the years ended June 30, 2004 and 2003, we recognized gains for impairment recoveries of Ps. 26.9 million and Ps. 10.5 million, respectively. Assets reviewed to impairment related to those two segments represent approximately 82.0% and 85.4% of our total assets as of June 30, 2004 and 2003, respectively.

Valuation of shopping centers was performed according to the “rent value method”. We calculated discount rates considering each property’s location, competition in its market, its historical vacancy rates and cash flow. The average discount rates we used were between 12.5% and 16%, the average price per leasable square meter was Ps. 7,088, approximately US$ 2,429 and the average vacancy rate was calculated taking into consideration the real vacancy. The performance of a sensitivity analysis, which reduced prices per square meter by 5%, resulted in an increased impairment accounted for as of June 30, 2004 equal to Ps. 1.5 million.

We used the “open market method” for the valuation of the land reserve and non-current inventories. Our reserve land constitutes an added value as a unique portfolio for shopping centers development in CBD (Central Business Districts). Caballito, Rosario and Neuquén are the biggest participation in our portfolio. The performance of a sensitivity analysis which reduced prices by 5%, resulted in an increased impairment accounted for as of June 30, 2004 equal to Ps. 6.2 million.

The above-mentioned potential impairment lossestotalled Ps. 7.7 million and would affect the balance sheet lines “Non Current Inventories, net”, “Fixed Assets, net” and “Intangible Assets, net”, reducing the value of our total assets by approximately 0.7%. This impairment losses would have reduced our net income for the year ended June 30, 2004 by 40.9%.

Asset tax provision

We calculate asset tax provision by applying the current 1% rate on computable assets at the end of the year. This tax compliments income tax. Our tax obligation in each year will coincide with the higher of the two taxes. However, if the asset tax provision exceeds income tax in a given year, the excess amount can be offset against income tax arising in any of the following ten years.

We have recognized the asset tax provision paid in previous years as a credit as we estimate that it will offset in future years´ income tax.

We believe that the accounting policy related to asset tax provision is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our future results that are highly susceptible to change from period to period and as such the impact on our financial position and results of operations could be material.

The performance of a sensitivity analysis reducing our estimated taxable income for the future ten years by 5%, did not affect the recoverable value of our asset tax credits.

Overview

As described below, economic and political factors affecting Argentina as well as changes in interest rates and foreign currency have a substantial impact on our financial performance.

Effect on us of devaluation and economic crisis

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to a four-year-old recession ended in the second quarter of 2002, the Argentine economy has deteriorated sharply.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease in real terms by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. During the second half of 2001, Argentina’s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% as compared to 2001. In 2003, the economy began to recover, ending the year with a 11.7% annual growth year over year. Estimates for 2004, indicate a GDP growth of approximately 8%.

On January 6, 2002, the Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to US$ 1.0 and all other transactions will be settled at a floating market rate depending on supply and demand. This legislation had a material adverse impact on our financial position and the results of our operations in fiscal year 2002, which was partially offset during fiscal year 2003 and 2004.

Effects of inflation

From 1997 until the end of year 2001, policies adopted by the Argentine government have substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates’ figures published by the Ministry of Economy of Argentina:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
1997	0.9%	0.1%
1998	1.1%	-1.9%
1999	-1.3%	-5.3%
2000	-1.1%	4.4%
2001	-0.3%	-1.6%
2002	28.4%	95.6%
2003	10.2%	8.3%
2004	4.9%	0.1%

During fiscal year 2002, the impact of inflation on our financial condition and results of operations was significant and generated a loss of Ps. 49 million. During fiscal year 2003, we recognized a loss of Ps. 6.4 million, taking into consideration that as a result of the Resolution No. 441 issued by the National Securities Commission we discontinued the restatement of our financial statements as from March 1, 2003.

Effects of Interest Rate fluctuations

Since the determination of the Argentine Central Bank by Communication “A” 3507 I dated March 13, 2002 which established a fixed interest rate between 6% and 8% to debts issued by companies under Argentine law, almost all of our Peso-denominated debt bears fixed interest rates.

In connection with our swap agreement with Morgan Guaranty Trust and the modification of the original terms, we converted our Peso-denominated fixed rate debt to U.S. Dollar-denominated floating rate debt for an amount of US$ 69.1 million due in March 2005, and we were required to make as collateral a deposit of US$ 50.0 million with the counterparty. As of June 30, 2004, interest rate payable was at a floating rate of 1.18% in U.S. Dollars and interest rate receivable was at a fixed rate of 10% in Pesos. An increase in interest rates may increase our financial costs and materially affect our financial condition and our results of operations.

Effects of foreign currency fluctuations

Since April 1, 1991 until the beginning of 2002, the Convertibility Law was applicable in Argentina. This law established a fixed exchange rate, under which the Argentine Central Bank was obliged to sell U.S. Dollars to any person at a fixed rate of one Peso per U.S. Dollar.

The primarily economic change announced by Duhalde’s Administration in January 2002 was the devaluation of the Peso. A substantial portion of our financial debt is denominated in U.S. Dollars. Foreign currency exchange rate depreciation significantly increases the risk of default on our U.S. Dollar-denominated liabilities, as almost all of our revenues are denominated in Pesos and will therefore experience a relative increase in our U.S. Dollar-denominated liabilities compared to our Peso-denominated revenues. Foreign currency exchange restrictions hereafter imposed by the Argentine Government could prevent or restrict our access to U.S. Dollars, affecting our ability to service our U.S. Dollar- denominated liabilities. Also, fluctuations in the exchange rate between the Peso and the U.S. Dollar may adversely affect the U.S. Dollar equivalent of the Peso price of our common shares on the Bolsa de Comercio de Buenos Aires, and as a result are likely to affect the market price of our ADS in the United States.

Due to our significant exposure to U.S. Dollar-denominated liabilities, our financial results are very sensitive to fluctuations in the nominal exchange rates. In this way, strong depreciation in the Peso will affect negatively our results while strong appreciation will affect our results positively.

Operating Results

Fiscal Year 2004 as compared to Fiscal Year 2003

Revenues

Revenues increased by 25.4%, from Ps. 114.2 million during fiscal year 2003 to Ps. 143.3 million during fiscal year 2004. Total revenues includes intersegment eliminations from lease revenues and expenses of Ps. 0.3 million during fiscal year 2003 and fiscal year 2004.

Leases and services revenues registered a 27.5% increase from Ps. 89.0 million during fiscal year 2003 to Ps. 113.4 million during fiscal year 2004. The economic recovery that began last year is generating an increase in our tenant’s sales which is reflected in increases in the occupancy ratios, rental incomes and admission fees of our shopping centers. The occupancy ratio of our shopping centers increased from 95.8 % as of June 30, 2003 to 98.8% as of June 30, 2004.

Revenues from credit card operation increased 20.5% from Ps. 24.9 million during fiscal year 2003 to Ps. 30.0 million during fiscal year 2004. The increased revenue from credit card operation recorded by Tarjeta Shopping was due to the growth of our customer portfolio, our sales and the number of cardholders, all driven by the economic recovery that has taken place during the year.

Revenues from others segment decreased 90.2% from Ps. 0.7 million during fiscal 2003 to Ps. 0.06 million during fiscal year 2004, mainly generated by a decrease in sales of properties, due to the reduced stock of properties available for sale. During the year ended June 30, 2004 no units were sold, while during the year ended June 30, 2003 a total of 14 units were sold. Inventory at the end of this year has been limited to four garages, a luggage store and three other stores.

Costs

Total costs increased 6.5%, from Ps. 67.6 million during fiscal year 2003 to Ps. 72.0 million during fiscal year 2004. Total costs includes intersegment eliminations from: (i)lease revenues and expenses of Ps. 0.3 million during fiscal year 2003 and fiscal year 2004, and (ii)interest expense generated by loans used to fund credit card activity of Ps. 1.9 million during fiscal year 2003 and Ps. 1.6 million during fiscal year 2004.

Leases and services costs increased 3.0%, from Ps. 58.2 million during fiscal year 2003 to Ps. 60.0 million during fiscal year 2004. This increase was mainly due to: (i) the higher cost of car parking of Ps. 0.9 million resulting from increases in the number of personnel and security and cleaning costs, (ii) an increased depreciation and amortization charge of Ps. 0.6 million, (iii) an increase in maintenance and repair costs of Ps. 0.2 million due to the renovations made to the areas to be leased, and (iv) an increase in condominium expenses not recovered of Ps. 0.1 million because of the decision not to pass on the total amount of the increase in shared expenses to our tenants.

The cost of credit card operations increased by 31.1% from Ps. 10.6 million in fiscal year 2003 to Ps. 13.8 million in fiscal year 2004. This increase was mainly due to (i) the increased level of business reflected in an increase in our portfolio and (ii) the expansion that took place during the year, which included increasing personnel in the areas of customer and store service and adapting the telephone assistance centers to new customer volumes.

Cost from others segment decreased by 97.2%, from Ps.1.0 million in fiscal year 2003 to Ps.0.03 million in fiscal year 2004, mainly due to the fact that no properties were sold during the year.

Gross Profit

Due to the factors mentioned above, gross profit increased by 52.8%, from Ps. 46.6 million for fiscal year 2003 to Ps. 71.3 million for fiscal year 2004. Total gross profit includes intersegment eliminations of Ps. 1.9 million during fiscal year 2003 and Ps. 1.6 million during fiscal year 2004.

Gross profit, calculated in terms of total revenues percentage, increased from 40.8% during fiscal year 2003 to 49.8% during fiscal year 2004.

Gross profit from leases and services, calculated in terms of leases and services sales percentage, increased from 34.5% during fiscal year 2003 to 47.1% during fiscal year 2004. Credit card operations gross profit, calculated as a percentage of revenues from credit card operations, fell from 57.7% during fiscal year 2003 to 54.0% during fiscal year 2004.Gross loss/profit from others segment, calculated as a percentage of others revenues, increased from 52.9% during fiscal year 2003 to 55.7% during fiscal year 2004.

Selling expenses

Selling expenses registered a 38.1% decrease, from Ps. 17.6 million in fiscal year 2003 to Ps. 10.9 million in fiscal year 2004. Total selling expenses includes intersegment eliminations of Ps. 0.2 during fiscal year 2004.

Selling expenses from leases and services decreased 10.8%, from Ps. 7.3 million during fiscal year 2003 to Ps. 6.5 million during fiscal year 2004. This decrease was mainly due to a reduction in the allowance for doubtful accounts charge by 100%, from Ps. 2.4 million during fiscal year 2003 to zero during fiscal year 2004 as a result of the improved collection activities by our shopping centers. Furthermore, during the current year there was a recovery of Ps. 1.3 million in such allowance, which we have disclosed under other (expense) income net. In addition, this reduction was partially off set by (i) an increase in the gross sales tax charge of 27.9%, from Ps.3.3 million during fiscal 2003 to Ps. 4.3 million during 2004, from a similar increase in our revenues, and (ii) an 79.7% increase in the cost of personnel, from Ps. 1.2 million during fiscal 2003 to Ps.2.1 million during fiscal 2004.

Selling expenses from credit card operations decreased 55.9%, from Ps. 10.2 million during fiscal year 2003 to Ps. 4.5 million during fiscal year 2004. This decrease was mainly due to a reduction in the allowance for doubtful accounts charge by 97.1%, from Ps. 8.0 million during fiscal year 2003 to Ps. 0.2 million during fiscal year 2004, partially off set by (i) a 106.8% increase in advertising expenses, from Ps. 1.3 million during fiscal year 2003 to Ps. 2.6 million in fiscal year 2004 and (ii) an increase in the gross sales tax charge of 62.2%, from Ps.1.0 million during fiscal 2003 to Ps. 1.7 million during 2004. The abovementioned variations were originated due to the increase in the level of credit card operations activity.

Selling expenses from others segment did not change significantly from the previous fiscal year.

Selling expenses, calculated in terms of total revenues percentage decreased from 15.4% during fiscal year 2003 to 7.6% during fiscal year 2004.

Selling expenses from leases and services, calculated in terms of revenues from leases and services percentage decreased from 8.2% during fiscal year 2003 to 5.7% during fiscal year 2004.

Selling expenses from credit card operations, calculated in terms of revenues from credit card operations percentage decreased from 41.1% during fiscal year 2003 to 15% during fiscal year 2004.

Selling expenses from others segment, calculated in terms of revenues from others segment percentage increased from 14.7% during fiscal year 2003 to 197.2% during fiscal year 2004.

Administrative expenses

Administrative expenses increased 13.7% from Ps. 18.2 million during fiscal year 2003 to Ps. 20.7 million during fiscal year 2004.

Administrative expenses from leases and services did not change significantly, registering a 1.5% increase from Ps. 12.3 million during fiscal year 2003 to Ps. 12.5 million during fiscal year 2004.

Administrative expenses from credit card operations, increased 39% from Ps. 5.9 million during fiscal year 2003 to Ps. 8.2 million during fiscal year 2004, due to an increase in salaries, bonuses and social security contributions of Ps. 1.5 million and fees and payments for services of Ps. 0.4 million.

Administrative expenses from others segment, did not vary significantly from the previous fiscal year.

Administrative expenses, calculated as a percentage of total revenues, decreased from 15.9% during fiscal year 2003 to 14.5% during fiscal year 2004.

Administrative expenses from leases and servicies, calculated as a percentage of leases and servicies revenues, decreased from 13.8% during fiscal year 2003 to 11% during fiscal year 2004.

Administrative expenses from credit card operations, calculated as a percentage of credit card operations revenues, increased from 23.6% during fiscal year 2003 to 27.3% during fiscal year 2004.

Administrative expenses from others segment, calculated as a percentage of others segment revenues, increased from 2.9% during fiscal year 2003 to 47.3% during fiscal year 2004.

Net income (loss) in credit card trust

Net income from credit card trust increased from a loss of Ps. 4.1 million during fiscal year 2003 to a profit of Ps. 0.3 million during fiscal year 2004.

Operating income

As a result of the factors mentioned above, operating income increased by Ps. 33.1 million, from Ps. 6.8 million during fiscal year 2003 to Ps. 39.9 million during fiscal year 2004.

Operating income from leases and services increased 209.4%, from Ps. 11.1 million during fiscal year 2003 to Ps. 34.5 million during fiscal year 2004.

Operating (loss) income from credit card operations increased by Ps. 9.6 million, from Ps. (5.8) million during fiscal year 2003 to Ps. 3.8 million during fiscal year 2004.

Operating loss from others segment decreased 73.2%, from Ps. 0.5 million during fiscal year 2003 to Ps. 0.1 million during fiscal year 2004.

Operating income measured in terms of total sales increased from 5.9% during fiscal year 2003 to 27.9% during fiscal year 2004.

Operating income from leases and services measured in terms of sales increased from 12.5% during fiscal year 2003 to 30.4% during fiscal year 2004.

Operating (loss) income from credit card operations measured in terms of sales from credit card operations increased from (23.3%) during fiscal year 2003 to 12.6% during fiscal year 2004.

Operating loss from others segment measured in terms of sales from others segment increased from 68.9% during fiscal year 2003 to 188.8% during fiscal year 2004.

Equity loss from related companies

Pérez Cuesta S.A.C.I. and E-Commerce Latina S.A. registered a Ps. 11.0 million decrease, from a Ps. 12.1 million loss during fiscal year 2003 to a Ps. 1.1 million loss during fiscal year 2004, mainly due to the improvement in Pérez Cuesta S.A.C.I. of Ps. 9.2 million where we held a 18.9% interest and a decreased loss in E-Commerce Latina S.A. of Ps. 1.8 million, where we hold a 50% interest.

Amortization of goodwill

The amortization of goodwill did not change from the previous fiscal year, amounting to Ps. 4.8 million for 2003 and for 2004. These results reflect the amortization of goodwill from the acquisition of FIBESA S.A., Tarshop S.A. and Old Alto Palermo S.A.

Financial results, net

Financial results, net registered a Ps. 112.1 million decrease from Ps. 118.6 million gain during fiscal year 2003 to a Ps. 6.5 million gain during fiscal year 2004.

The gain on financing of assets increased by Ps. 27.6 million from a gain of Ps. 4.2 million in fiscal year 2003 to a gain of Ps. 31.8 million during fiscal year 2004, mainly due to (i) the higher recovery of a portion of the impairment on the value of our long-lived assets of Ps. 16.4 million, and (ii) the lack of any loss from exposure to inflation of our monetary assets, which last fiscal year generated a loss for the company of Ps. 12.1 million. These factors were partially offset by lower interest income of Ps. 0.9 million.

Financing of liabilities decreased by Ps. 139.7 million from a gain of Ps. 114.5 million during fiscal year 2003, to a loss of Ps. 25.3 million for fiscal year 2004. This decrease was mainly attributed to (i) lower results from exchange differences and derivatives of Ps. 125.6 million because of the 5.6% depreciation of the Peso against the Dollar, from Ps. 2.8 as of June 30, 2003 to Ps. 2.958 as of June 30, 2004, noting that in fiscal 2003 the currency moved in the opposite direction, appreciating 26%. This depreciation had a negative impact on our debt in Dollars and the value of the interest rate swap, (ii) absence of any results from debt redemption, which last year generated a gain of Ps. 6.7 million and (iii) the lack of any gain from the exposure to inflation of our monetary liabilities, which last year generated a gain for the company of Ps. 5.7 million.

Other (expense) income, net

Other (expense) income, net decreased from Ps. 13.3 million gain during fiscal year 2003 to a Ps. 4.8 million loss during fiscal year 2004, mainly due to (i) the absence of any results from debt redemption, which for fiscal year 2003 generated a gain of Ps. 13.0 million, (ii) the rejection of an exemption from gross sales tax on construction which generated a loss of Ps. 2.1 million, and (iii) the lack of any income from the sale of intangible assets, which for fiscal year 2003 generated a profit of Ps. 2.1 million, partially offset by a recovery of the bad debt allowance during 2004 of Ps. 1.0 million.

Income before taxes and minority interest

As a result of the factors described above, income before taxes and minority interest registered a Ps. 86.1 million decrease from Ps. 121.8 million during fiscal year 2003 to Ps. 35.7 million during fiscal year 2004.

Income tax

The income tax charge decreased by Ps. 30.5 million, from Ps. 46.8 million for fiscal year 2003 to Ps.16.3 million for fiscal year 2004. The income tax charge was calculated using the deferred tax method, thus recognizing the temporary difference in the accounting and tax measurement of assets and liabilities and the capitalization of tax loss carry-forwards. As a result, the figure disclosed under income tax does not only reflect the amount to be paid but also includes the tax reported based on the accounting accrual.

Minority interest

Minority interest registered a Ps. 2.9 million decrease, from a Ps. 2.3 million gain during fiscal year 2003 to a Ps. 0.6 million loss during fiscal year 2004.

Net income

As a result of the factors explained above, the net income for the fiscal year decreased Ps. 58.5 million, from Ps. 77.3 million for fiscal year 2003 to Ps. 18.8 million for fiscal year 2004.

Fiscal Year 2003 as compared to Fiscal Year 2002

Revenues

Revenues decreased by 41.7%, from Ps. 196.0 million during fiscal year 2002 to Ps. 114.2 million during fiscal year 2003. Total revenues includes intersegment eliminations from lease revenues and expenses of Ps. 0.7 million during fiscal year 2002 and Ps. 0.3 million during fiscal year 2003.

Leases and services revenues decreased 39.4% from Ps. 146.8 million during fiscal year 2002 to Ps. 89.0 million during fiscal year 2003. Even if leases and services revenues increased in nominal value, this increase is lower than the inflation index therefore we can observe a reduction in real terms. This reduction was due to two principal reasons. First, our leases can be adjusted through the CER index, which follows the consumer inflation index. As of June 30, 2003, this index rose 44% while the wholesale price index, which applied to adjust our consolidated financial statements, was increased more than 100%. Second, we could not fully adjust our leases through CER since the implementation of this index, mainly because tenant sales showed a gradual recovery during the year and not all of our shopping centers had the same performance. The economic recovery that began in 2002 generated an increase in our tenant’s sales, as reflected in increments in the occupancy ratios, rental incomes and admission fees of our shopping centers. The occupancy ratio of our shopping centers increased from 92.4 % in June 30, 2002 to 95.8% in June 30, 2003.

Revenues from credit card operations decreased 45.6% from Ps. 45.8 million during fiscal year 2002 to Ps. 24.9 million during fiscal year 2003, mainly attributed to the streamlining of its portfolio as a result of the severe financial crisis. Although the portfolio was reduced, it was characterized by a better credit capacity.

Revenues from others segment decreased 83.5%, from Ps. 4.0 million during fiscal 2002 to Ps. 0.7 million during fiscal year 2003, mainly due to a decrease in sales of properties, due to the lower stock of properties available for sale. During the year ended June 30, 2003, the sale of 14 available units was completed, while 39 units were sold during the fiscal year ended June 30, 2002.

Costs

Total costs decreased 25.8%, from Ps. 91.1 million during fiscal year 2002 to Ps. 67.6 million during fiscal year 2003. Total costs includes intersegment eliminations from (i) lease revenues and expenses of Ps. 0.7 million during fiscal year 2002 and Ps. 0.3 million during fiscal year 2003, and (ii) interest expense generated by loans used to fund the credit card activity of Ps. 3.4 million during fiscal year 2002 and Ps. 1.9 million during fiscal year 2003.

Leases and services costs decreased19.9%, from Ps. 72.7 million during fiscal year 2002 to Ps. 58.2 million during fiscal year 2003. The main reasons for this reduction were (i) a sharp reduction in non-recoupable expenses of Ps. 7.1 million owing to the reduction in vacant stores and improved collections for the year, (ii) a lower depreciation and amortization charge of Ps. 5.4 million stemming from the lower value of the assets as a result of the impairment recognized at the previous closing date and the failure to amortize launching expenses relating to Abasto de Buenos Aires and (iii) a reduction in parking expenses of Ps. 1.6 million.

Costs from credit card operation decreased by 36.9%, from Ps. 16.7 million in fiscal year 2002 to Ps. 10.5 million in fiscal year 2003, as a result of the reduction in the level of activity.

Costs from others segment decreased by 82.5%, from Ps. 5.7 million in fiscal year 2002 to Ps. 1.0 million in fiscal year 2003, mainly as a result of the reduction in sales of properties mentioned above.

Gross Profit

As a result of the factors mentioned above, gross profit decreased by 55.6%, recording an income of Ps. 104.9 million for the fiscal year ended June 30, 2002 compared to Ps. 46.6 million for fiscal year 2003. Total gross profit includes intersegment eliminations of Ps. 3.4 million during fiscal year 2002 and Ps. 1.9 million during fiscal year 2003.

Gross profit, calculated in terms of total revenues percentage, fell from 53.5% during fiscal year 2002 to 40.8% during fiscal year 2003.

Gross profit from leases and services, calculated in terms of leases and services revenues percentage, fell from 50.5% during fiscal year 2002 to 34.5% during fiscal year 2003.

Credit card operations gross profit, calculated as a percentage of revenues from credit cards operations, fell from 63.5% during fiscal year 2002 to 57.7% during fiscal year 2003.

Gross loss from others segment, calculated as a percentage of others revenues, increase from 44.5% during fiscal year 2002 to 52.9% during fiscal year 2003.

Selling expenses

Selling expenses decreased 72.2% from Ps. 63.2 million in fiscal year 2002 to Ps. 17.6 million in fiscal year 2003.

Selling expenses from leases and services registered an 82.6% decrease, from Ps. 41.7 million during fiscal year 2002 to Ps. 7.3 million during fiscal year 2003, mainly due to a decrease in the allowance for doubtful accounts by 93.2%, from Ps. 35.2 million during fiscal year 2002 to Ps. 2.4 million during fiscal year 2003. This decrease is the consequence of the change in the economy tendency reflected in an increase in our tenants´ sales and the decrease in the average occupancy cost for the period. In addition, there was a 35.3% reduction in gross income charge, from Ps. 5.1. million during fiscal year 2002 to Ps. 3.3. million during fiscal year 2003, attributed to the fact that the increase in sales at nominal values did not compensate the wholesale inflation.

Selling expenses from credit card operations registered an 51.3% decrease, from Ps. 21.0 million during fiscal year 2002 to Ps. 10.2 million during fiscal year 2003, mainly due to a reduction in: (i) the allowance for doubtful accounts by 54.9%, from Ps. 17.6 million during fiscal year 2002 to Ps. 8.0 million during fiscal year 2003, and (ii) the advertising expenses by 61.8%, from Ps. 3.4 million in fiscal year 2002 to Ps. 1.3 million in fiscal year 2003.

Selling expenses from others segment registered an 80% decrease, from Ps. 0.5 million during fiscal year 2002 to Ps. 0.1 million during fiscal year 2003, mainly due to a lower amortization charge of advertising expenses from Torres de Abasto of Ps. 0.3 million, and a decrease in advertising expenses of Ps. 0.1 million.

Selling expenses, calculated in terms of total revenues percentage decreased from 32.2% during the fiscal year ended June 30, 2002 to 15.4% during the fiscal year ended June 30, 2003.

Selling expenses from leases and services, calculated in terms of revenues from leases and services percentage decreased from 28.4% during fiscal year 2002 to 8.2% during fiscal year 2003.

Selling expenses from credit card operations, calculated in terms of revenues from credit card operations percentage decreased from 45.9% during fiscal year 2002 to 41.1% during fiscal year 2003.

Selling expenses from others segment, calculated in terms of revenues from others segment percentage increased from 12.1% during fiscal year 2002 to 14.7% during fiscal year 2003.

Administrative expenses

Administrative expenses decreased 28.2% from Ps. 25.4 million during fiscal year 2002 to Ps. 18.2 million during fiscal year 2003.

Administrative expenses from leases and services decreased 7.4% from Ps. 13.3 million during fiscal year 2002 to Ps. 12.3 million during fiscal year 2003, mainly due to a reduction in the fees and payments for services of Ps. 1.1 million.

Administrative expenses from credit card operations, decreased 51.1% from Ps. 12.0 million during fiscal year 2002 to Ps. 5.9 million during fiscal year 2003, mainly due to a decrease in (i) salaries, bonuses and social security contributions of Ps. 2.9 million, (ii) fees and payments for services of Ps. 1.0 million, (iii) taxes, rates, contributions and services of Ps. 0.6 million, and (iv) rental expenses of Ps. 0.5 million.

Administrative expenses from others segment, did not vary significantly from the previous fiscal year.

Administrative expenses, calculated as a percentage of total sales, increased from 13.0% during fiscal year 2002 to 16.0% during fiscal year 2003.

Administrative expenses from leases and servicies, calculated as a percentage of leases and servicies revenues, increased from 9.1% during fiscal year 2002 to 13.9% during fiscal year 2003.

Administrative expenses from credit card operations, calculated as a percentage of credit card operations revenues, decreased from 26.2% during fiscal year 2002 to 23.6% during fiscal year 2003.

Administrative expenses from others segment, calculated as a percentage of others segment revenues, increased from 1.3% during fiscal year 2002 to 2.9% during fiscal year 2003.

Net loss in credit card trust

Credit card trust funds did not change from the previous year, having reported a loss of Ps. 4.1 million in the fiscal year 2003 as in fiscal year 2002.

Torres de Abasto unit contracts’ rescissions

The results of purchasers recessions of sales contracts registered a 84% decrease from Ps. 0.06 million during fiscal year 2002 to Ps. 0.01 million during fiscal year 2003.

Operating income

As a result of the factors mentioned above, the operating income decreased by 45.1%, from Ps. 12.3 million during fiscal year 2002 to Ps. 6.8 million during fiscal year 2003.

Operating income from leases and services decreased 41.7%, from Ps. 19.1 million during fiscal year 2002 to Ps. 11.1 million during fiscal year 2003.

Operating loss from credit card operations decreased 27.4%, from Ps. 8.0 million during fiscal year 2003 to Ps. 5.8 million during fiscal year 2003.

Operating loss from others segment decreased 79.8%, from Ps. 2.2 million during fiscal year 2003 to Ps. 0.5 million during fiscal year 2003.

Operating income measured in terms of total revenues decreased from 6.3% during fiscal year 2002 to 5.9% during fiscal year 2003.

Operating income from leases and services measured in terms of sales increased from 13% during fiscal year 2002 to 12.5% during fiscal year 2003.

Operating loss from credit card operations measured in terms of sales from credit card operations increased from 17.5% during fiscal year 2002 to 23.3% during fiscal year 2003.

Operating loss from others segment measured in terms of sales from others segment increased from 56.3% during fiscal year 2002 to 68.9% during fiscal year 2003.

Equity Loss from Related Companies

The loss from our interests in Pérez Cuesta S.A.C.I. and E-Commerce Latina S.A. increased Ps. 7.2 million, from a Ps. 4.9 million loss during fiscal year 2002 to a Ps. 12.1 million loss during fiscal year 2003, mainly due to the loss of Ps. 12 million registered in Pérez Cuesta S.A.C.I. where we held a 18.9% interest, partially off-set by a lower loss of Ps. 4.8 million in E-Commerce Latina S.A., where we currently hold a 50% interest.

Amortization of goodwill

Amortization of goodwill did not change compared to the previous year, and amounted to Ps. 4.8 million for 2002 and for 2003. These results reflect the amortization of goodwill from the acquisition of Shopping Alto Palermo S.A., FIBESA S.A. and Tarshop S.A.

Financial results, net

Financing of assets changed from a loss of Ps. 147.1 million in fiscal year 2002 to a gain of Ps. 4.2 million during fiscal year 2003, mainly due to (i) the recovery of part of the impairment set up in the year 2002 on the value of our long-lived assets which was recognized during fiscal year 2003 of Ps. 73.2 million, and (ii) the lower loss on exposure to inflation of our monetary assets of Ps. 77.6 million, due to significantly lower levels of inflation during fiscal year 2003.

The gain on the financing of liabilities increased from Ps. 55.9 million during fiscal year 2002, to Ps. 114.5 million for fiscal year 2003. This increase was mainly attributed to (i) a reduction in our indebtedness level due to our redemption of debt during fiscal year 2003 which enabled us to obtain average discounts of 16%, which as of June 30, 2003, generated a gain of Ps. 6.7 million, (ii) a lower interest expense of Ps. 39.7 million attributed to the stabilization of the CER used to adjust our debt converted to Pesos, (iii) a lower gain on exchange differences of Ps. 168.8 million owing to the 26% appreciation of the Peso with regard to the U.S. Dollar, from Ps. 3.8 at June 30, 2002 to Ps. 2.8 at June 30, 2003. This appreciation has had a favorable impact on our Dollar denominated debt and on the value of the interest rate of the swap agreement signed with Morgan Guaranty Trust. This increase was partially offset by a reduction in the gain on exposure to inflation of our monetary liabilities of Ps. 158.5 million.

Other income (expense), net

Other income (expense), net increased from a loss of Ps. 10.8 million during fiscal year 2002, to a Ps. 13.3 million gain during fiscal year 2003, mainly due to the discount related to the redemption of debt, which as of June 30, 2003, generated a gain of Ps. 13 million.

Income (loss) before taxes and minority interest

As a result of the factors described above, the income (loss) before taxes and minority interest was Ps. (99.5) million during fiscal year 2002 compared to Ps. 121.8 million during fiscal year 2003.

Minority interest

Minority interest decreased Ps. 2.8 million, from Ps. 5.1 million during fiscal year 2002 to Ps. 2.3 million during fiscal year 2003.

Income tax

The income tax charge increased by Ps. 129.7 million, from a gain of Ps. 83.0 million for the year 2002 to a loss of Ps. 46.8 million for fiscal year 2003. It should be noted that the income tax charge was calculated using the deferred tax method, thus recognizing the temporary difference in the accounting and tax measurement of assets and liabilities and the capitalization of tax loss carry-forwards. As a result, the figure disclosed under income tax not only reflects the amount to be paid but also includes the tax reported based on the accounting accrual.

Net income (loss)

As a result of the factors explained above, the net income (loss) increased Ps. 88.7 million, from a Ps. 11.4 million loss for fiscal year 2002 to a Ps. 77.3 million gain for fiscal year 2003.

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

As June 30, 2004, we had cash and cash equivalents totaling Ps. 68.3 million, a 141% increase from Ps. 28.3 million held as of June 30, 2003, primarily due to an increase in the net cash provided by our operating activities, partially offset by a decrease from our investing and financing activities.

Our operating activities resulted in a net cash generation of Ps. 78.3 million and Ps. 42.9 million for fiscal years 2004 and 2003, respectively. Net cash generated by operations during the fiscal year 2004 increased Ps. 35.4 million compared to fiscal year 2003, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 26.6 million and increases in trade accounts payable and customer advances of Ps. 22.7 million, partially offset by decreases in accrued interest and other liabilities totaling Ps. 10.5 million.

Our operating activities resulted in net cash of Ps. 42.9 million and Ps. 53.3 million for fiscal years 2003 and 2002, respectively. Net cash generated by operations during fiscal year 2003 decreased Ps. 10.4 million compared to fiscal year 2002, primarily due to a decrease in accrued interest of 27.7 million, and decreases in taxes payable and trade accounts payable of Ps. 32.6 million, partially offset by an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 29.7 million and an increase in customer advances of Ps. 17.4 million.

Net cash used in investing activities was Ps. 17.7 million and Ps. 3.3 million for fiscal years 2004 and 2003, respectively. The increase in net cash used in investing activities was primarily the result of the increase in cash used for the construction of Rosario Shopping and for acquisitions of other fixed assets, that amounted to Ps. 20.4 million in fiscal year 2004 as compared with Ps. 2.5 million in 2003.

Net cash used in investing activities was Ps. 3.3 million and Ps. 3.7 million for fiscal years 2003 and 2002, respectively. The decrease in net cash used in investing activities was due primarily to the increase in proceeds from sale of intangible assets of Ps. 2.1 million compensated by a decrease of investments of Ps.3.0 million. Cash paid for acquisitions of fixed assets was Ps. 2.5 million and Ps. 3.5 million during fiscal years 2003 and 2002, respectively.

Net cash used in financing activities was Ps. 20.6 million for fiscal year 2004, primarily due to the payment of debts of Ps. 10.9 million and the payment of dividends of Ps. 10.0 million, partially offset by cash inflow of Ps. 0.3 million as a result of new loans.

Net cash used in financing activities was Ps. 27.7 million during fiscal year 2003, primarily generated by the use of funds in the repurchase of debt of Ps. 78.4 million and the payment of short term and long term debt of Ps. 17.0 million, partially offset by proceeds from new debt of Ps. 67.9 million.

Net cash used in financing activities during the fiscal year ended June 30, 2002 was Ps. 54.3 million, applied principally to the constitution of a collateral deposit associated with our derivative instruments of Ps. 109.9 million, to debt payment of Ps. 73.1 million, to the redemption of our Notes for Ps. 28.9 million, which were partially offset by the net proceeds of Ps. 125.2 million from intercompany loans and by proceeds from new debt of Ps. 32.3 million.

Our working capital and our operating cash flow is adequate for our present and futures requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or selective asset sales.

Our Indebtedness

On January 18, 2001, we issued US$ 120.0 million of secured Senior Notes (the “Senior Notes”) due on January 13, 2005 in three classes: (i) US$ 40.0 million of Class A-2 notes due January 13, 2005, at a corrected Badlar interest rate plus 395 basis points; (ii) US$ 5.0 million of Class B-1 notes, which we issued together with our wholly-owned subsidiary SAPSA, and which are due on January 13, 2005, at a 90-day LIBOR plus 475 basis points, and (iii) US$ 75.0 million of Class B-2 notes, which we issued together with SAPSA, maturing at various dates through January 13, 2005, at a corrected Badlar rate plus 395 basis points. The proceeds from this issuance were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts.

Additionally, during the third quarter of the fiscal year 2001, we redeemed US$ 2.5 million of the Class A-2 notes at 100% of face value. The payment of the total amount of the Senior Notes is guaranteed by a trust agreement pursuant to which all of the shares of SAPSA were transferred to a trust. The Trust Agreement was entered into on January 16, 2001 among our Company and Ritelco, as shareholders of SAPSA and as Trustors, RioTrust S.A., as trustee, and the holders of the Senior Notes as beneficiaries.

Interest on both classes are paid on a quarterly basis as from April 18, 2001.

On April 7, 2000, we issued the Ps. 85.0 million Notes (the “Ps. 85.0 million Notes”) due April 7, 2005 at a 14.875% annual rate, payable semiannually. Proceeds from this issuance were used to repay an outstanding syndicated loan and other short-term financial debt. During March 2001, June 2003 and August 2004, we redeemed Ps. 36.6 million historical pesos, at different prices below par. After subtracting our holding, the aggregate outstanding amount for such notes as of November 23, 2004 was Ps. 48.4 million.

On March 30, 2000, in connection with the issuance of Ps. 85 million Notes, we entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed us to reduce the net cost of our debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, we agreed to pay US$ 69.1 million on March 30, 2005 and receive Ps. 69.1 million on such date. As collateral for our payment obligations under the modified agreement, we were required to make a deposit of US$ 50 million with the counterparty. We are not required to make additional deposits until maturity. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. Dollar. Thus, a continued devaluation of the Peso against the US Dollar and/or an increase in interest rates would increase our loss, which could be material. As of June 30, 2004 this modified swap agreement was accounted for at its fair market value resulting in a recognition of a liability of US$ 45.4 million. The line item “Interest rate swap receivable” included within “Other receivables and prepaid expenses, net” represents the net amount of the US$ 50 million deposited as collateral and the US$ 45.4 million payable under the swap agreement.

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

As of September 30, 2001, we began to be in non-compliance with certain financial covenants with respect to the US$ 120 million Senior Notes due in 2005 and the Ps. 85.0 million Notes due in 2005. Nevertheless, during fiscal year 2004, we met all of our financial covenants.

In addition to not complying with certain financial covenants mentioned above, we did not make certain payments for an aggregate amount of Ps. 21.7 million under our Class A and B-2 Senior Notes which where scheduled to be paid on January 14, 2002. However, on January 16, 2002 and March 15, 2002, the holders of Senior Notes unanimously approved certain waivers and deferrals of accrued interests and scheduled principal payments until July 17, 2002.

On June 24, 2002, we reached an agreement with the holders of our Class A and B-2 Senior Notes, regarding the payment of all interest owed and the amortization coupon which originally matured in January 2002, prior to July 17, 2002. Such payment included a discount of approximately 20%. As of July 17, 2002, all interest owed and the amortization coupon under our Class A and B-2 Senior Notes that matured in January 2002, had been fully paid. The Public Emergency Law, enacted on January 6, 2002 and Decree No. 214/02 of the National Executive Branch established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. Dollars or any other foreign currency at the exchange rate of Ps. 1.00 = 1.00 U.S. Dollar (US$ 1.00). The pesification of debts affected our Senior Notes (US$ 117.5 million), short-term bank debt (US$ 44.6 million) and the loans with our majority shareholders. Such agreements and loans have been adjusted as from February 3, 2002 by the CER. Thus if there were a severe inflationary process, our debt would be significantly increased.

With respect to interest rates, Argentine Central Bank Communication “A” 3507 dated March 13, 2002 established a fixed interest rate between 6% and 8% to debts issued by companies under Argentine law. This resolution affected our Senior Notes (Ps. 132.0 million) and our short-term bank debt (Ps. 50.11 million).

On June 9, 2003 we signed a Compensation Agreement with the only holder of Class B-1 Senior Notes, reducing the negative impact that the pesification of contracts had on this holder. We have extended the original schedule of payments as follows: on January 13, 2004 we paid US$ 1.25 million and on January 13, 2005 we will pay US$ 3.75 million.

On July 19, 2002 we issued US$ 50 million of Series I Convertible Notes which are convertible into shares of common stock at the holder’s option. The offer was subscribed in full.

The terms of these Series I Convertible Notes include (i) a conversion price that consists of the maximum between the face value of our common stock (Ps. 0.10) divided by the exchange rate and US$ 0.0324, which means that every Series I Convertible Note is potentially convertible into approximately 30.8642 shares of our common stock with a face value of Ps. 0.10 each (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Convertible Note. The Series I Convertible Notes, mature on July 19, 2006. Raymond James Argentina Sociedad de Bolsa S.A. acted as subscription and placement agent.

In the event that all the bondholders were to convert their Series I Convertible Notes, our share capital would increase from 779,827,330 shares as of November 30, 2004 to approximately 2,239,741,836 shares. Also, as of such date, US$ 47,301,230 aggregate principal amount of Series I Convertible Notes were outstanding.The issuance of our Series I Convertible Notes has allowed us to repay an important portion of our existing debt. The proceeds of this offering have been allocated to fully repay (i) loans from our major shareholders for approximately US$ 33.1 million, and (ii) US$ 16.8 million (plus the accrued CER adjustment) which we owed under our Senior Notes and under which we obtained discounts for up to 25%.

On February 17, 2003, we entered into a repurchase agreement (the “Repurchase Agreement”) with IRSA and Parque Arauco Argentina S.A. in which each company granted to us loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the Repurchase Agreement, we made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Notes with IRSA and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. On November 5, 2004, we agreed to repurchase on January 7, 2005 the securities at a price of Ps. 5.1 million and Ps. 2.6 million from IRSA and Parque Arauco Argentina S.A., respectively.

In connection with the Ps. 120 million notes due January 2005, after year-end, on August 6, 2004 APSA and Shopping Alto Palermo S.A. bought back at Ps. 1.51656 per unit, 6,666,667 and 7,083,333 notes, respectively, of Ps. 1 face value maturing in January 2005. This transaction allowed us to reduce our financial cost, as such notes accrued interest at a rate of 8% plus CER. Retirement resulted in a disbursement of Ps. 10.1 million by us and Ps. 10.7 million by Shopping Alto Palermo. This buyback resulted in the full retirement of Class A-2 and B-2 of these notes.

Furthermore, during the year ended June 30, 2004, we met all our financial commitments relating to our outstanding notes.

During the year ended June 30, 2004 we were in compliance with the financial covenants under the indentures of our Senior Notes and the Ps. 85.0 million Notes.

During the month of August we repurchased Ps. 1.2 million of our 14.875% Ps. 85 million notes due April 2005, resulting in an outstanding principal amount of Ps. 48.4 million.

The following table shows our outstanding debt as of June 30, 2004 (accrued interest not included):

	Ps. (million)		US$(2) (million)	Interest Rate	Maturity
Senior Notes Class A-2 and B-2	20.6	(1)	7.0	8% + CER	January 2005
Senior Notes Class B-1	11.09		3.75	Libor + 475 Bps.	January 2005
Ps. 85.0 million Notes	49.62		16.78	14.875%	April 2005
Shareholders loans	7.21		2.44	8%	January 2005
Subtotal	88.52		29.97
Series I Convertible Notes	145.14		49.07	10%	January 2006
Total Debt	233.66		79.04

(1)	Fully paid on August 6, 2004.
(2)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 2004 which was Ps. 2.958 per US$1.0. We make no representation that the Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.

On September 29, 2004, we entered into an agreement for the purchase of 49.9% of the capital stock of Pérez Cuesta S.A.C.I. for a total amount of US$ 5.3 million which is payable as follows: (i) US$ 1.8 million was paid to the sellers on December 02, 2004, after approval was received from the Antitrust Authorities was obtained, (ii) US$ 1.8 million will be paid on September 29, 2005 and (iii) the remaining US$ 1.8 million will be paid on September 29, 2006.

The transaction was consummated on December 2, 2004, after we obtained approval from the Antitrust Authorities. As a result, we currently own a 68.8% interest in this shopping center.

As of June 30, 2004, Pérez Cuesta had Ps. 40.3 million financial indebtedness (including accrued interests and CER), Ps. 23.1 million of which was overdue and was in default. Although pursuant to Decree No. 214/02, Pérez Cuesta’s U.S. Dollar-denominated financial indebtedness has been converted into Pesos, since its indebtedness includes outstanding mortgage and commercial leases the default on several overdue payments raises substantial doubt of its ability to continue as a going concern. Currently, Pérez Cuesta and we are negotiating of the restructuring the debt terms with its creditors. However, we cannot assure you that we will be able to successfully restructure its financial indebtedness.

On December 3, 2004, Alto Palermo signed an option agreement, exercisable until March 31, 2005, which entitles the company to purchase the debt that Perez Cuesta S.A.C.I. owes to HSBC Bank Argentina S.A. As of June 30, 2004, such indebtedness amounted to Ps. 9.5 million. As of the date of this filing, such amount is due and unpaid. Alto Palermo S.A. paid an option premium of Ps. 0.7 million. The loan bears an interest rate of 8% plus CER adjustment.

Our capital expenditures

Fiscal year 2004

During fiscal year 2004 we invested approximately Ps. 20.4 million in capital expenditures, mainly related to the Rosario Project and improvements of our shopping center properties. The proposed project is comprised of two parts. The first part involves the construction of a shopping center. The second part involves the construction of a residential complex center on approximately 50,000 square meters.

The first part of the project involves three stages. The first stage was the construction of the mall, which was opened as of November 9, 2004, with 123 retail stores, 40 stands and 14 fast food stores, restaurants and cafes, totaling 19,297 square meters of gross leasable area with a 99.1% occupancy rate. The second stage involved the opening of the Coto hypermarket, which opened on December 9, 2004, and the third stage includes the extension of the mall and the opening of Showcase cinemas (with 3,400 seats and 14 state-of-the-art movie screens) and the Museo de Los Niños children attraction in first quarter of 2005. The first stage was financed by an investment of approximately Ps. 55 million, that comprised of internally generated funds (excluding the amount paid for the purchase of the land).

Fiscal year 2003

During fiscal year 2003 we invested approximately Ps. 2.5 million in capital expenditures mainly in improvements of our shopping center properties.

Fiscal year 2002

During fiscal year 2002 we invested approximately Ps. 3.9 million in capital expenditures (including inventory). We made investments in fixed assets for Ps. 3.5 million mainly related to the Rosario Project and improvements of our shopping center properties.

U.S. GAAP Reconciliation

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are the following:

•	the recognition of revenue for sales of development properties under fixed-priced construction contracts following the percentage-of-completion method under Argentine GAAP while revenue is recognized under the installment method under U.S. GAAP;

•	the appraisal revaluation of certain fixed assets under Argentine GAAP while fixed assets are valued at cost under U.S. GAAP;

•	the deferral of certain preoperating and advertising expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the treatment of expenses incurred for the development and acquisition of software under the provisions of SOP 98-1;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the reversal of the amortization expense related to goodwill recognized under Argentine GAAP;

•	the impact of certain U.S. GAAP adjustments on our equity investees;

•	the accounting for changes in interest in unconsolidated affiliated companies;

•	the accounting for changes in interest in consolidated affiliated companies;

•	the accounting for securitized credit card receivables in accordance with SFAS No. 140;

•	the accounting for available-for-sale securities;

•	the deferral of certain costs under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the amortization of fees related to the Senior Notes;

•	the present-value accounting of asset tax credits;

•	the restoration of previously recognized impairment losses;

•	the capitalization of interest costs;

•	the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences for deferred income tax calculation purposes while under US GAAP are treated as temporary differences. In addition, the US GAAP adjustment effect on deferred income tax of the foregoing reconciling items, and

•	the effect on minority interest of the foregoing reconciling items.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 16 to our consolidated financial statements included elsewhere in this annual report for details.

Net income (loss) under Argentine GAAP for the years ended June 30, 2004, 2003 and 2002 was approximately Ps. 18.8 million, Ps. 77.4 million and Ps. (11.4) million, respectively, as compared to approximately Ps. 7.3 million, Ps. 63.9 million and Ps. (161.8) million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2004 and 2003, was Ps. 770.4 million and Ps. 759.3 million, respectively, as compared to Ps. 595.2 million and Ps. 594.7 million, respectively, under U.S. GAAP.

C. Research and Development, Patents and Licenses, etc.

This section is not applicable.

D. Trend Information

The Shopping Center industry in Argentina has benefited from the recovery of the economy, and achieved profitable results. Our sales increased by 25.4%, from Ps. 114.2 million during fiscal year 2003 to Ps. 143.3 million during fiscal year 2004 due to a 27.5% increase in leases and services revenues (from Ps. 88.8 million to Ps. 113.2 million), a 20.5% increase in sales from credit card operations (from Ps. 24.9 million to Ps. 30.0 million), partially offset by a reduction in sales and development of properties.

The economic recovery that began last year also generated an increase in our tenant’s sales, as reflected in increases in occupancy ratios, rental incomes and admission fees of our shopping centers. The occupancy rates of our shopping centers increased from 95.8 % as of June 30, 2003 to 98.8% as of June 30, 2004.

Tarshop S.A., our credit card subsidiary, showed good results which were reflected in the substantial growth of its credit portfolio, which amounted to Ps. 92.0 million as of June 30, 2004 as compared to Ps. 49.4 million as of June 30, 2003. In addition, the amount of sales and the number of credit card holders increased 83.8% and 33.2%, respectively, while short and medium term delinquency rates were maintained at historically low levels. We expanded our operations in the interior of the country, where our performance was highly satisfactory, and decided to expand into other densely populated cities.

The decrease in revenues from sales of properties was due to a low stock of properties available for sale. Inventory at the end of fiscal year 2004 has been limited to four car-ports, a luggage store and three other stores. In the year ended June 30, 2004 no units were sold, while in the year ended June 30, 2003 a total of 14 units were sold.

Costs increased 6.5% from Ps. 67.6 million during fiscal year 2003 to Ps. 72.0 million during fiscal year 2004.

Leases and services costs registered a 2.5% increase, from Ps. 58.5 million during fiscal year 2003 to Ps. 60.0 million during fiscal year 2004. This increase was mainly due to the higher cost of car-ports from changes and increases in the number of personnel and an increase in security and cleaning costs, and to a lesser extent, because of (i) an increased depreciation charge; (ii) an increase in maintenance and repair costs that enabled us to make changes to the areas to be leased; and (iii) an increase in condominium expenses not recovered because of the decision not to pass on the total amount of the increase in shared expenses to our tenants.

Cost from sales of properties decreased by 100%, from Ps. 0.7 million in fiscal year 2003 to zero in fiscal year 2004 as no units were sold during the year.

The cost from credit card operation increased by 43.6% from Ps. 8.3 million in fiscal year 2003 to Ps. 12.0 million in fiscal year 2004, as a result of the increase in business, reflected in an increase in our portfolio, which rose from Ps. 49.4 million as of June 2003 to Ps. 92.0 million in June 2004, and our expansion efforts by which we increased personnel in the areas of customer and store service and adapted the telephone assistance centers to deal with new customer volumes.

Our performance enabled us to distinguish ourselves from our competitors in the shopping center market in the City of Buenos Aires and the greater Buenos Aires area, while maintaining the efficiency gap obtained over the past fiscal year. For the twelve-month period ended June 30, 2004 our tenants sold an average of Ps. 8,782 per square meter, 82.3% more than our competitors, in the City of Buenos Aires and the greater Buenos Aires area. Our competitors sales per square meter are determined by calculating the difference between total square meters of gross leasable area, in the City of Buenos Aires and greater Buenos Aires, and the square meters of our gross leasable area. Our tenants’ sales increased 33.5% to Ps. 1,096.6 million during this period (including Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto, Patio Bullrich and Bs. As. Design), whereas total sales (including Alto Noa) increased to Ps. 1,148.4 million in comparison with the Ps. 855.9 million reached during fiscal year 2003.

Due to the increased activity in the retail sector we have been able to negotiate more favorable leasing conditions with our new tenants and the existing tenants upon renewal. We also reduced our allowance for doubtful accounts charge by 100%, from Ps. 10.3 million in fiscal year 2003 to zero in fiscal year 2004 and recovered Ps. 1.0 million of this allowance. On the other hand, due to our conservative financial structure and our strong cash flow posesses adequate liquidity to make investments in new projects and developments.

During fiscal year 2004 we maintained our leading position in the shopping center market, holding 42.35% of the gross leasable area available in the City of Buenos Aires and the greater Buenos Aires area. We are an important channel for positioning first-line brands and high impact promotions.

Favorable macroeconomic conditions, allowed us to focus on our core business and to execute some of our projects. In November 2004, we opened the first stage of Alto Rosario Shopping with a 99.1% occupancy rate. The shopping center offers top quality entertainment areas, and services.

We plan to remodel Alto Avellaneda in 2005. We intend to improve its image with a new façade, larger floor area, new cinema screens, new entrances and a renovated parking area.

As part of our business strategy we will continue making chances to attract new customers, including the generation of new offerings in our shopping centers. We have created several exclusive products with the aim of attracting tourists from abroad, including publicity at hotels, harbors and airports. We also have implemented advertising campaigns at the national and international level. Our customer service centers are now available to respond to questions and confirm the receipt of orders.

These factors have caused demand for our space to increase, allowing us to choose a higher quality of customers and tenant mix appropriate for each shopping center. Our tenants also invested significantly in the development of new commercial offerings, improving the conditions offered by each shopping center. We continue to provide our customers with training, advice, conferences and seminars, thus promoting a stronger relationship with the Company.

Although we expect the positive economic trends to continue, we cannot assure this will happen. Our business is largely affected by economic downturns. Any decrease in investment and consumption decisions could cause a reduction in retail sales, sales of real state and commercial space.

E. Off-Balance Sheet Arrangements

There are no transactions, agreements or other contractual agreements to which an entity unconsolidated with us is a party that is not currently reflected on our consolidated balance sheet.

However, we have ongoing revolving period securitization programs through which our consolidated subsidiary Tarshop transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method. Under the securitization programs, the Trust issues two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. As of June 30, 2004 we had eight securitization programs outstanding, pursuant to which our subsidiary Tarshop had sold an aggregate amount of Ps. 108.2 million of its customer credit card receivable balances to Trusts in exchange for Ps. 90.7 million in cash proceeds, Ps. 1.4 million variable rate interest TDFs, and Ps. 16.1 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 33.1 million 9% fixed-rate interest TDFs, Ps. 11.1 million 10% fixed-rate interest TDFs, Ps. 4.1 million 13% fixed-rate interest TDFs, Ps. 11.0 million 14% fixed-rate interest TDFs, Ps. 0.9 million 15% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 11.9 million variable rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, we have established cash reserves for losses amounting to Ps. 0.8 million. Our credit risk exposure is contractually limited to the subordinated CPs held by us representing Ps. 18.7 million (equity value), TDFs held by us representing Ps. 1.4 million and Ps. 0.8 million escrow reserves for losses.

F. Tabular Disclosure of Contractual Obligations

The following table sets for Contractual Obligations as of June 30, 2004:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt	94,580.3	145,064.9	—	—	239,645.2
Purchase obligations	1,008.4	1,896.7	968.3	—	3,873.3
Other long-term obligations	138.9	318.1	380.6	1,284.3	2,121.9

Total	95,727.6	147,279.7	1,348.8	1,284.3	245,640.4

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

Currently our Board of Directors is comprised of 10 directors and 6 alternate directors. The alternate directors will only have a role when they are called to replace any director in case of absence, vacancy or death, until a new director is appointed.

Our director and Vice Chairman M. Marcelo Mindlin has resigned as from December 1, 2003. At the annual ordinary shareholders meeting held on October 22, 2004, the shareholders unanimously elected Mr. Daniel Ricardo Elsztain to replace Mr. Mindlin, until the expiration of his term.

Arrangement among Major Shareholders

On November 18, 1997 we and our major shareholders, IRSA and Parque Arauco, entered into an Agreement pursuant to which we agreed that:

•	the number of directors of our Board of Directors will be ten;

•	the directors are appointed pursuant to the shares owned by the shareholders and among the directors elected by IRSA there will be our President and Vice-President;

•	as long as Parque Arauco holds at least 25% of our capital stock and IRSA appoints at least 6 directors, IRSA will use its best efforts in order to vote its shares to appoint as our director a person to be designated by Parque Arauco among the following: José Said, Guillermo Said, o Salvador Said.

Information about Directors

Our current Directors are as follows:

Name and Position	Date of Birth	Occupation in APSA	Date of Current Appointment	Term Expiration	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman and member of the executive committee	2003	2006	1994

Saúl Zang	12/30/1945	Vice Chairman and member of the executive committee	2003	2006	2003

Alejandro G. Elsztain	03/31/1966	Executive Vice Chairman, member of the executive committee and Chief Executive Officer	2003	2006	2003

Daniel R. Elsztain	12/22/1972	Director and Chief Commercial Officer	2004	2007	2004

Abraham Perelman	04/04/1941	Director	2003	2006	2003

Hernán Büchi Buc	03/06/1949	Director	2003	2006	1996

Fernando A. Elsztain	01/04/1961	Director and member of the executive committee	2003	2006	1998

Gabriel A.G. Reznik	11/18/1958	Director	2004	2007	2004

José Said Saffie	04/17/1930	Director	2003	2006	1998

Andrés Olivos	05/14/1958	Director	2003	2006	2003

David A. Perednik	11/15/1957	Alternate Director and Chief Administrative Officer	2003	2006	2003

Name and Position	Date of Birth	Occupation in APSA	Date of Current Appointment	Term Expiration	Current Position Held Since
José D. Eluchans Urenda	08/06/1953	Alternate Director	2003	2006	1998

Leonardo F. Fernández	06/30/1967	Alternate Director	2003	2006	1996

Juan M. Quintana	02/11/1966	Alternate Director	2003	2006	1998

Juan C. Quintana Terán	06/11/1937	Alternate Director	2003	2006	1994

Raimundo Valenzuela Lang	05/21/1960	Alternate Director	2003	2006	1998

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economics Sciences at the Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Dolphin Fund Management S.A. He is Chairman of the Board of Directors with IRSA, SAPSA, Consultores Asset Management S.A. and Cresud S.A.C.I.F. y A.; Vice-Chairman of Banco Hipotecario S.A.; among others. Mr. Eduardo S. Elsztain is the brother of our Executive Vice Cairman and Chief Executive Officer Alejandro G. Elsztain and of our Director and Chief Commercial Officer Daniel R. Elsztain and is the cousin of our Director, Fernando A. Elsztain.

Saúl Zang. Mr. Zang obtained a degree in law at the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is presently a partner at the law firm Zang, Bergel & Viñes. He is first Vice Chairman of the Board of Directors with IRSA, Cresud S.A.C.I.F. y A. and SAPSA and he is also a member of Board of Directors of ERSA, Puerto Retiro S.A., Nuevas Fronteras S.A., Banco Hipotecario S.A. and Tarshop S.A. and alternate director of the Board Directors with SAPSA.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is Chairman of Inversiones Ganaderas and Second Vice-Chairman withIRSA and Cresud S.A.C.I.F. y A. Mr. Elsztain is the brother of our Chairman Eduardo S. Elsztain and of our Director and Chief Commercial Officer Daniel R. Elsztain and is the cousin of our Director, Fernando A. Elsztain.

Daniel R. Elsztain. Mr. Elsztain obtained a degree in Economics from de University Torcuato Di Tella and Master in Business Administration at the IAE University. He is the Commercial Officer with APSA where he has been working since 1998. Mr. Elsztain is the brother of our Chairman Eduardo S. Elsztain and of our Executive Vice Chairman and Chief Executive Officer Alejandro G. Elsztain and he is a cousin of our Director Fernando A. Elsztain.

Abraham Perelman. Mr. Perelman is a graduate in Economics from the University of Buenos Aires. In the last thirty years he has acted as a director of various leading companies in areas such as communications, electronics, aviation, farm technology, public utilities and art. Most notably, he was also president of ISREX Argentina S.A. He is currently a director of Guanaco Mining Co.

Hernán Büchi Buc. Mr. Büchi obtained a degree in civil engineering at the University of Chile and a Master’s Degree in economy at Columbia University, New York, U.S.A. From 1979 to 1989, he worked as Undersecretary of Economy, Undersecretary of Health, Minister of Odeplan, Superintendent of Banks and Financial Institutions, and Minister of Finance of Chile. Currently, he is the President of Forestal Terranova and Luchetti and a director of SQM and Madeco.

Fernando A. Elsztain. Mr. Elsztain studied Architecture at the University of Buenos Aires. He has been the Chief Commercial Officer with IRSA since March 1994. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is a Director with IRSA, CRESUD and Baldovinos; and alternate director of Banco Hipotecario S.A., among others. Mr. Fernando A. Elsztain is the cousin of our Chairman, Eduardo S. Elsztain, the cousin of our Executive Vice Chairman and Chief Executive Officer Alejandro G. Elsztain and also the cousin of our Director and Chief Commercial Officer Daniel R. Elsztain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the University of Buenos Aires. He has been working for IRSA since 1992. He formerly worked for an independent construction company in Argentina. He is a Director with IRSA and CRESUD, and alternate director of ERSA, Fibesa, Banco Hipotecario S.A. and Tarshop S.A., among others.

José Said Saffie. Mr. Said obtained a degree in law at the University of Chile. He is the President of Banco BHIF and Parque Arauco; the Vice-President of Embotelladora Andina S.A.; and a director of Envases del Pacífico S.A.

Andrés Olivos. Mr. Olivos graduated as a commercial engineer from the University of Chile. He is Managing Director of Parque Arauco S.A. and Constructora y Administradora Uno S.A. and is president of Parque Arauco Argentina S.A.

David A. Perednik. Mr. Perednik obtained a degree in accounting from the Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also Director and Chief Administrative Officer with Cresud and Chief Administrative Officer with IRSA.

José D. Eluchans Urenda. Mr. Eluchans Urenda obtained a degree in law at the Pontificia Universidad Católica de Chile. He is a partner of the Chilean law firm Eluchans and is a permanent advisor to Parque Arauco’s board of directors and an advisor to Banco BHIF’s board of directors.

Leonardo F. Fernández. Mr. Fernández obtained a degree in law at the University of Buenos Aires. He is a partner at the law firm Basílico, Fernández Madero y Duggan and also serves as an alternate director on the board of Disco S.A. and Transportadora de Gas del Norte S.A.

Juan M. Quintana. Mr. Quintana obtained a degree in law at the University of Buenos Aires. He is a partner of the law firm Zang, Bergel & Viñes. He is a director with SAPSA and an alternate director of Nuevas Fronteras S.A. and Fibesa. Mr. Juan M. Quintana is the son of our Alternate Director Mr. Juan C. Quintana Terán.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a degree in law from the University of Buenos Aires. He is a consultant of the law firm Zang, Bergel & Viñes. He has been Chairman and Judge of the National Court of Appeals of the City of Buenos Aires dealing in Commercial Matters. He is an alternate Director with Cresud S.A.C.I.F. y A. and IRSA. Mr. Juan C. Quintana Terán is the father of our Alternate Director Mr. Juan M. Quintana.

Raimundo Valenzuela Lang. Mr. Valenzuela Lang obtained a degree in commercial engineering at the Pontificia Universidad Católica de Chile and received a master’s degree in business administration at the Wharton School of the University of Pennsylvania. Currently, he is a partner at R&R Wine Ltda. and Inmobiliaria Estrella del Sur Ltda. He is a director of Parque Arauco S.A.

Directors Eduardo S. Elsztain, Hernán Büchi Buc, Alejandro Elsztain, Fernando A. Elsztain, José Said Saffie, Saúl Zang, Daniel R. Elsztain, David A. Perednik, José Eluchans Urenda, Leonardo F. Fernandez, Juan M.

Quintana, Juan C. Quintana Terán, Raimundo Valenzuela Lang and Andrés Olivos are not of an independent nature, under the terms of CNV Resolution Nr. 400. Directors Abraham Perelman and Gabriel A. G. Reznik are of an independent nature.

Employment Contracts With Our Directors

We do not have any employment contracts with our directors.

Executive Committee

Pursuant to our bylaws, our the day-to-day business is managed by an Executive Committee consisting of four members, including the Chairman and Vice-Chairman, elected by the Board of Directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saul Zang, Alejandro G. Elsztain and Fernando Elsztain. The Executive Committee is responsible for the management of the day-to-day business delegated by the Board of Directors in accordance with applicable law and our bylaws. Our bylaws authorize the Executive Committee to:

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

The Supervisory Committee is composed of four syndics and three alternate syndics.

Information about Members of the Supervisory Committee

The following table shows information about members of the supervisory committee who were elected at the annual general ordinary shareholders’ meeting held on October 22, 2004. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name and Position	Date of Birth	Occupation in APSA	Current Position Held Since
José D. Abelovich	7/20/1956	Syndic	1994

Fabián Cainzos	11/7/1966	Syndic	1999

Andrés Suarez	01/01/1965	Syndic	2004

Marcelo H. Fuxman	11/30/1955	Alternate Syndic	1994

Hernán Andrada	6/16/1968	Alternate Syndic	1997

Carlos Rivarola	8/1/1954	Alternate Syndic	2002

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of SC International/Abelovich, Polano and Associates, a public accounting firm of Argentina. Formerly, he has been a manager of Harteneck, López y Cía/ member firm of Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. Moreover, he is a member of the Supervisory Committee of IRSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Fabián Cainzos. Mr. Cainzos obtained a degree in law from the University of Buenos Aires. Currently, he is senior associate of the law firm Basílico, Fernández Madero & Duggan.

Andrés Suarez. Mr, Suarez obtained a degree in accounting from the University of Buenos Aires (UBA). He is a partner of Price Waterhouse & Co. S.R.L., a member firm of PricewaterhouseCoopers. He is also a member of the supervisory committee of IRSA, Cresud, Metrovías S.A. and Grupo Concesionario del Oeste.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires. He is a partner of SC International / Abelovich, Polano y Asociados, a public accounting firm of Argentina. He is also a member of the Supervisory Committee of IRSA, SAPSA and Inversora Bolívar.

Hernán Andrada. Mr. Andrada obtained a degree in law from the University of Buenos Aires. Currently, he is senior associate of the law firm Santurio, Cainzos & Fernández.

Carlos Rivarola. Mr. Rivarola obtained a degree in accounting from the University of Buenos Aires. He is a partner of Price Waterhouse & Co.S.R.L., member firm of PricewaterhouseCoopers. He was formerly an auditor of Massalin Particulares, Hoechst Argentina S.A. and Tabacos Norte, among others. Mr. Rivarola was also formerly a partner of Harteneck, López y Cía. in Bolivia. He is also an alternate member of the supervisory committee of Cresud S.A.C.I.F.y A.

Senior Managers

Appointment of the Senior Managers

The Board of Directors appoints and removes the senior management. The senior managers perform their duties in accordance with the instructions of the Board of Directors.

Information about Senior Management

As of December 20, 2004 our Board of Directors appointed the following members as our Senior Management:

Name	Date of birth	Position	Current position held since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	2002

Gabriel Blasi	11/22/1960	Chief Financial Officer	2004

David A. Perednik	11/15/1957	Chief Administrative Officer	2002

Daniel R. Esztain	12/22/1972	Chief Commercial Officer	2004

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

That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution until reaching the limit set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and surveillance committee compensation shall not be taken into account.

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

During our annual ordinary shareholders meeting which was held on October 31, 2003, the shareholders unanimously approved to pay to the members of the Board of Directors for the fiscal year ended June 30, 2003 Ps. 3.0 million.

At the annual ordinary shareholders meeting held on October 22, 2004, the shareholders approved a payment of Ps. 2.1 million to the members of the Board of Directors for the fiscal year ended June 30, 2004.

The members of the Executive Committee did not receive compensation other than fees for their services as members of the Board of Directors.

Compensation to the Supervisory Committee

The shareholders meeting held on October 26, 2004 further approved unanimously not to pay any compensation to the Supervisory Committee.

Compensation to Senior Management

During the fiscal year ended June 30, 2004 we paid an aggregate amount of approximately Ps. 0.8 million as the compensation to our senior management.

Benefit Plans

Currently there are no plans providing for pension, retirement or other similar benefits for our Directors and Senior Management.

C. Board Practices

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment.

Audit Committee

In accordance with the system governing the Transparency of Public Offers established through Decree 677/01, CNV rules and CNV Resolution Nr. 400 and 402, our Board of Directors established that the Audit Committee shall be a committee of the Board of Directors. The Audit Committee will focus on assisting the Board in exercising its duty of care,the enforcement of accounting policies, disclosure requirements, the management of our business risk, the management of our internal control systems, the ethical conduct of the company’s business, maintenance of the integrity of our financial statements, compliance with legal provisions, the independence and capability of our independent auditors and the performance of our internal audit function and of our external auditors.

On May 27, 2004, the board officially appointed Messrs. Abraham Perelman, Gabriel Adolfo Gregorio Reznik and Andrés Olivos as members of the Audit Committee in accordance with article 15 of the Regime for Transparency in Public Offering approved by Decree 677/01 and section 13 of Resolution 400/2002.

Remuneration Committee

There is no Remuneration Committee.

D. Employees

As of June 30, 2004, we had 1,071 employees. We believe that our relationship with our employees is good. Through a bidding process, we subcontract to third parties the construction of our development projects and the provision of security, maintenance and cleaning services for our shopping centers. Our non hierarchical employees are under labor collective agreements, we believe we have good relations with the Union and our employees. We have never experienced a work stoppage or labor unrest.

The following table shows the number of our employees employed by us and our subsidiaries as of June 30, 2004, 2003 and 2002:

	As of June 30,
	2004	2003	2002
APSA	499	450	452
SAPSA	87	76	78
ERSA.	36	27	29
Fibesa	22	20	10
Altocity	35	32	31
Alto Research	2	—	—
Tarshop	390	222	226

E. Share Ownership

Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our Directors, Senior Managers and members of the Supervisory Committee as of November 30, 2004.

Share Ownership
Name	Position	Amount		Percentage
Board of Directors
Eduardo S. Elsztain	Chairman	488,141,980	(1)	62.6%
Saúl Zang(2)	Vice Chairman	—		—
Alejandro G. Elsztain(2)	Executive Vice Chairman / CEO	—		—
Abraham Perelman(2)	Director	—		—
Hernán Büchi Buc(2)	Director	—		—
Fernando A. Elsztain(2)	Director	—		—
José Said Saffie(2)	Director	—		—
Andrés Olivos(2)	Director	—		—
Gabriel A.G. Reznik(2)	Director	—		—
Daniel R. Elsztain(2)	Director / Chief Comercial Officer	—		—
David A. Perednik(2)	Alternate Director / Chief Administrative Officer	—		—
José D. Eluchans Urenda(2)	Alternate Director	—		—
Leonardo F. Fernández(2)	Alternate Director	—		—
Juan M. Quintana(2)	Alternate Director	—		—
Juan C. Quintana Terán(2)	Alternate Director	—		—
Raimundo Valenzuela Lang(2)	Alternate Director	—		—

Senior Management
Gabriel Blasi(2)	Chief Financial Officer	—		—

Supervisory Committee
Andrés Suarez(2)	Syndic	—		—
José D. Abelovich(2)	Syndic	—		—
Fabián Cainzos(2)	Syndic	—		—
Marcelo H. Fuxman(2)	Alternate Syndic	—		—
Hernán Andrada(2)	Alternate Syndic	—		—
Carlos Rivarola(2)	Alternate Syndic	—		—

(1)	Common shares beneficially owned by IRSA.
(2)	Such individuals own less than one percent or do not own shares of our company.

The following persons own our Notes as of November 30, 2004. The terms of these Convertible Notes include (i) a conversion price that consists of the maximum between the face value of our common stock (Ps. 0.10) divided by the exchange rate, and US$ 0.0324, which means that every convertible note is potentially convertible into approximately 30.8642 shares of our common stock with a face value of Ps. 0.10 each (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Convertible Note. The Convertible Notes mature on July 19, 2006.

Convertible Notes Holder	Number of Notes
Eduardo S. Elsztain(1)	32,743,128	(1)
Saúl Zang	—
Alejandro G. Elsztain	80,000
Daniel R. Elsztain	3,296

(1)	Beneficially owned through IRSA.

Option Ownership

No options to purchase shares have been granted to our Directors, members of the Supervisory Committee or Senior Managers.

Employees’ Participation in our Capital Stock

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, shares or securities.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table shows, as of November 30, 2004, the information known by us, regarding shareholders that beneficially own more than 5% of our outstanding common shares.

Shareholder(s)	Number of Shares	Percent
IRSA(1)	488,141,980	62.6
Parque Arauco (2)	216,484,112	27.8
Total	704,626,092	90.4

(1)	The number of shares beneficially owned by IRSA will increase by 1,498,732,350 assuming full conversion of 32.7 million Convertible Notes.
(2)	Parque Arauco S.A. owns 57,338,554 shares through Parque Arauco S.A., 152,589,700 shares through Parque Arauco Argentina S.A., them a wholly-owned subsidiary and 6,555,858 through Sociedad Inversora Internacional Parque Arauco S.A.. The number of shares beneficially owned by Parque Arauco will increase by 663,013,927, assuming full conversion of 14,467,566 Convertible Notes owed by Parque Arauco.

On November 30, 2004, IRSA purchased from GSEM/AP Holdings LP, a wholly owned subsidiary of Goldman Sachs, 3,061,450 of our Convertible Notes and 1,114,520 of our ADS. IRSA paid US$ 15.3 million for these holdings. IRSA then sold pursuant to a prior agreement, 1,004,866 of our Convertible Notes and 365,821 of our ADS to Parque Arauco US$ 5.0 million (32.8% of the acquisition by IRSA from GSEM/AP Holdings LP).

Through its ownership of APSA’s common stock, IRSA currently shares with Parque Arauco the voting control of APSA, having the power to direct or cause the direction of our management and policies.

IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s shares are listed and traded on the Bolsa de Comercio de Buenos Aires and the NYSE and Mr. Eduardo S. Elsztain, Chairman of our Board of Directors, beneficially holds 62.6% of IRSA.

Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

Changes in Share Ownership

	Share Ownership as of November 30 2004	Share Ownership as of June 30
Shareholder		2004	2003	2002
IRSA (1)	62.60%	53.81%	54.80%	49.69%
Parque Arauco (2)	27.76%	27.78%	27.60%	27.79%
Dolphin Fund Plc	0.0%	1.74%	2.20%	7.27%
GSEM/AP	0.0%	6.13%	6.33%	6.37%

(1)	IRSA share ownership is 66.92% assuming full conversion of its holding of our Series I Convertible Notes.
(2)	Parque Arauco share ownership is 29.60% assuming full conversion of its holding of our Series I Convertible Notes.

On November 30, 2004, IRSA purchased from GSEM/AP Holdings LP, a wholly owned subsidiary of Goldman Sachs, 3,061,450 of our Convertible Notes and 1,114,520 of our ADS. IRSA paid US$ 15.3 million for these holdings. IRSA then sold pursuant to a prior agreement, 1,004,866 of our Convertible Notes and 365,821 of our ADS to Parque Arauco US$ 5.0 million (32.8% of the acquisition by IRSA from GSEM/AP Holdings LP).

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Other Share Ownership Information

There are no differences in voting rights among shareholders.

As of November 30, 2004 we had 779,827,330 shares outstanding which 90.90% were held in Argentina.

As of November 30, 2004, we had 1,774,703 American Depositary Shares outstanding (representing 7,098,812 of our common shares, or 9.10% of all of our shares). As of such date, we had 4 registered holders of our American Depositary Shares in the United States.

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

In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 779,827,330 shares to approximately 2,239,741,836 shares.

B. Related Party Transactions

Lease of our Headquarters

As from December 2003, we moved our headquarters to the 22st floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters and ten parking spaces from Inversora Bolivar S.A. pursuant to a lease agreement. This agreement has an initial duration of 60 months with an extension option of 36 additional months. We pay monthly rent of US$ 5,958, with the first two months’ free.

Saul Zang is our Vice-Chairman and director of Inversora Bolivar S.A. and Alejandro Elsztain is our executive Vice-Chairman and Vice-president of Inversora Bolivar S.A.. Fernando Elsztain is a director of APSA and President of Inversora Bolivar and Gabriel Reznik is a director in APSA and Inversora Bolivar.

Lease of our Chairman offices

Our Chairman offices are located at Bolívar 108, City of Buenos Aires. We have lease them from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our Directors, and certain of his relatives. A lease agreement was signed among us, IRSA, Cresud and Isaac Elsztain e Hijos S.C.A., on March 2004. This lease has a term of 120 months and rent of Ps. 8,490 is payable monthly. We, IRSA and Cresud each pay one-third of such rent in an amount of Ps. 2,830 each.

Corporate Services shared with IRSA and Cresud S.A.C.I.F. y A.

In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented on June 30, 2003 by the Company, Cresud and Irsa (the “Parties”). This program was implemented by the Company, Cresud and IRSA (the “Parties”). This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party. On the basis of this program, the Parties entered into the Exchange of Operating Services Agreement on June 30, 2004, a two-year agreement by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each Party’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each party will continue to maintain separation of its assets and liabilities.

Alejandro Gustavo Elsztain is the General Coordinator of the program and Mr. Abraham Perelman was appointed as individual responsible. The individual responsible for each party shall be member of such Party’s Audit Committee. The main duties of such individual shall consist of (a) monitoring the implementation of the project in accordance with the Agreement (b) reviewing the billing report of each party on a monthly basis to analyze and check it against the provisions of the Agreement, and -in the event of discrepancies or deviations - preparing a report to submit for the consideration of the General Coordinator, and also by the Parties’ Boards of Directors and (c) assessing, on a permanent basis the, results derived from the project’s implementation and proposing to the General Coordinator changes in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

In the future and in order to continue with our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with IRSA and Cresud.

Our chairman is also chairman of Cresud and IRSA and our vice-chairman is also vice-chairman of Cresud and IRSA.

We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties

Loans from our Major Shareholders

In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, we entered into loan agreements with IRSA and Parque Arauco S.A. As of June 30, 2002 our debt with IRSA and Parque Arauco S.A. in relation to those loan agreements was Ps. 45.6 million and Ps. 22.9 million respectively. In addition between May and July 2002, IRSA and Parque Arauco S.A. granted to us loans for US$ 10.1 million and US$ 4.9 million respectively. Those loans granted by IRSA and Parque Arauco were used to subscribe for US$ 27.2 million and US$ 15.2 million respectively, to our offering of US$ 50.0 million Convertible Notes, on August 20, 2002.

As of November 30, 2004, IRSA owned 62.6% of our common shares. Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 83.7% of our common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 66.9% of our common stock.

Repurchase Agreement entered with our Major Shareholders

On February 17, 2003, we entered into a repurchase agreement with IRSA and Parque Arauco S.A. in which each company granted to us loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, we made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Senior Notes with IRSA and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. As of November 5, 2004, we agreed to repurchase on January 7, 2005 the securities at a price of Ps. 5.1 million and Ps. 2.6 million from IRSA and Parque Arauco S.A., respectively.

Options to Purchase Shares of Altocity.Com S.A.

In January 2000, E-Commerce Latina, a company owned 50% by us and 50% by Telefónica Argentina, granted Consultores Internet Managers Ltd. an option to purchase certain of its class B shares of Altocity.Com S.A. Consultores Internet Managers Ltd. is a special-purpose Cayman Islands’ corporation created to act on behalf of its management and is represented by an independent attorney-in-fact.

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

Lease of Office Property

From December 2001 through December 2003, Cresud subleased its headquarters from us,for which Cresud paid a monthly rent of Ps. 2,541. When Cresud moved its headquarters in December 2003, the sublease agreement was terminated.

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

As of June 30, 2002, 2003 and 2004 our donations to Fundación IRSA amounted to Ps. 0.1 million, Ps. 1.7 million and Ps. 2.4 million, respectively.

Legal Services

During the years ended June 30, 2002, 2003 and 2004, we and our subsidiaries paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 1.3 million, Ps. 0.9 million, and Ps. 0.6 million, respectively as payment for legal services. Our Vice-Chairman Saúl Zang, and our alternate directors Juan M. Quintana and Juan C. Quintana Terán are members of the law firm Zang, Bergel & Viñes.

C. Interests of Experts and Counsel

This section is not applicable.

ITEM 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

Legal or Arbitration Proceedings

Neuquén Project

On July 6, 1999, we acquired a 94.6% interest in Shopping Neuquén S.A. for Ps. 4.2 million. We paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is overdue.

Shopping Neuquén S.A.’s sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 100 stores, a hypermarket, a multiplex movie theater and a hotel.

Legal issues with former shareholders of Shopping Neuquén S.A

In 2002 the sellers had initiated a mediation process which is a mandatory non-judicial process prior to filing a suit to collect the payment. The result of the mediation was negative, the parties did not reach an agreement.

Furthermore, on August 15, 2003 we were informed that 85.75% of the old shareholders of Shopping Neuquén S.A. have filed a complaint against us, claiming collection of the purchase price balance plus interest and legal costs. On September 2003, we answered the complaint and filed a counterclaim for the contract readjustment based on the economic and social emergency situation. In November 2003 the old shareholders of Shopping Neuquén S.A. answered to counterclaim alleging that the payment was overdue before the economic and social emergency situation. For that reason they allege that we cannot plead readjustment of the contract. The trial began on May 11, 2004.

Although we hope for a favorable resolution to the judicial proceeding, and we still are negotiating a new arrangement with the old shareholders, we cannot assure a favorable result to us.

Legal issues with Neuquén Municipality

In June, 2001 Shopping Neuquén S.A. filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that Shopping Neuquén S.A. will develop. The proposed new timetable contemplates that the construction of the first stage would start on December 15, 2002 and would finish on December 31, 2004. The second optional stage would be finished on December 31, 2006.

The extension has to be approved by the City Counsel of the City of Neuquén which is the municipal legislative body. On December 20, 2002, the Municipality of Neuquén rejected our request for a readjustment of the terms and the transfer of the plots, and declared the expiration of ordinance 5178/91, annulling the purchase contracts for the real estate that had been transferred to us previously.

In view of this situation, Shopping Neuquén S.A. requested the revocation of this administrative act, but this request was rejected by the Municipal Mayor on May 9, 2003 through decree 585/03.

Subsequently, in June 2003, Shopping Neuquén S.A. lodged a remedy before the Province of Neuquén Supreme Court, requesting the annulment of the above resolutions issued by the Mayor. At the date, the Neuquén Supreme Court has not yet issued a decision regarding our remedy.

If the extension is not approved, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén S.A. runs the risk of not recovering its initial investment.

As of June 30, 2004, the Company was negotiating with the Municipality of Neuquén the terms of a framework agreement to establish the conditions for reactivation of the development and construction of the commercial project. Such agreement would then be incorporated to a new Municipal Ordinance that would modify or annul the original ordinance.

Although we hope for a favorable resolution to the remedy filed, and we still are negotiating a new arrangement with the Neuquén Municipality, we cannot assure a favorable result to us.

We are involved in other litigation from time to time in the ordinary course of business, but we believe that the litigation in which we are currently involved is not likely to be material to our consolidated financial condition or result of operations.

Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The annual financial statements and amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine law and our bylaws, net and realized profits for each fiscal year shall be distributed as follows:

•	5% of such net profits to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our supervisory committee; and

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines.

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

Following the Board of Directors recommendation, our shareholders approved in 1998 a cash dividend of Ps. 0.01197 per share amounting, approximately, Ps. 7.6 million, in 1999 a cash dividend of Ps.0.0075 per share, for a total amount of, approximately, Ps. 5.3 million, and in 2003 a cash dividend of Ps. 0.014 per share, for a total amount of approximately Ps. 10.0 million.

Due to the income loss generated during fiscal years 2000 and 2002, we did not pay dividends corresponding to that period.

For the year ended June 30, 2001 the Board of Directors proposed not to declare a dividend as they considered it advisable to maintain adequate levels of liquidity in order to reduce indebtedness and incur lower financial charges, reinvesting the principal and seeking greater yield in future. On October 16, 2001 our annual shareholder’s meeting approved our Board of Directors’ proposal.

The Board of Directors proposed to the shareholders and they approved in a meeting held on October 22, 2004 the distribution of a cash dividend amounting to Ps. 17.9 million, of which the shareholders will collect approximately 80% as established by Section 69.1 of the Income Tax Law. The effective payment amounts to Ps. 14.7 million or Ps. 0.019 per share.

The following table sets forth the amounts of total dividends paid on each fully paid share common stock in respect of the year indicated. Amounts in Pesos are presented in historical Pesos of the respective payment dates.

Year Declared	Payments per Common Shares	Total Payments
	(Ps.)	(Ps.)
1996	—	—
1997	—	—
1998	0.01197	7,601,772
1999	0.00750	5,250,087
2000	—	—
2001	—	—
2002	—	—
2003	0.0141	10,000,000
2004	0.0188	14,686,488

Although we intend to maintain the adopted dividend policy, there can be no assurance that our future earnings will not be needed to finance the operations and expansion of our business.

B. Significant changes

Conversion of Notes

From July 1, 2004 to December 20, 2004, certain holders of the Convertible Notes exercised their conversion rights. The aggregate number of notes amounted to 1,784,180 units of US$ 1 face value each, while the number of common shares delivered in this respect amounted to 52,741,373 shares of Ps. 0.1 face value each.

As of November 30, 2004, the number of Convertible Notes outstanding amounts to US$ 47,301,230, while the number of outstanding shares are 779,827,330.

Prepayment of our debt

In connection with the Ps. 120 million notes due January 2005, after year-end, on August 6, 2004 Alto Palermo S.A. and Shopping Alto Palermo S.A. repurchased at Ps. 1.51656 per unit, 6,666,667 and 7,083,333 notes, respectively, of Ps. 1 face value maturing in January 2005. This transaction allowed us to reduce our financial cost, as such notes accrued interest at a rate of 8% plus CER. Retirement resulted in a disbursement of Ps. 10.1 million by Alto Palermo S.A. and Ps. 10.7 by Shopping Alto Palermo.

This buyback resulted in the full retirement of the Class A-2 and B-2 of these notes.

During the month of August, APSA repurchased Ps. 1.2 million of the 14.875% Ps. 85 million notes due April 2004, resulting in an outstanding principal amount of Ps. 48.4 million.

Increase of our interest in Mendoza Plaza Shopping

On September 29, 2004, we entered into an agreement for the purchase of 49.9% of the capital stock of Pérez Cuesta S.A.C.I. for a total amount of US$ 5.3 million which is payable as follows: (i) US$ 1.8 million was paid to the sellers on December 2, 2004, after approval of the Antitrust Authorities was obtained, (ii) US$ 1.8 million will be paid on September 29, 2005 and (iii) the remaining US$ 1.8 million will be paid in September 29, 2006.

As of June 30, 2004, the shopping center had 37,090 square meters of gross leaseable area, 144 retail stores and an occupancy rate of 96.3%.

The transaction was consummated on December 2, 2004, after we obtained approval from the Antitrust Authorities. As a result, we currently own a 68.8% interest in this shopping center.

On December 3, 2004, we signed an option agreement, exercisable until March 31, 2005, which entitles the company to purchase the debt that Perez Cuesta S.A.C.I. owes to HSBC Bank Argentina S.A. As of June 30, 2004, such indebtedness amounted to Ps. 9.5 million. As of today, such amount is due and unpaid. We paid an option premium of Ps. 0.7 million. The loan bears an interest rate of 8% plus CER adjustment.

Opening of Alto Rosario Shopping

On November 9, 2004, we successfully opened Alto Rosario Shopping, with 99.1% of the units already leased. The proposed project is composed in two parts. The first part involves the construction of a shopping center. The second part involved the construction of a residential complex center on approximately 50,000 square meters. The first part of the project involves three stages. The first stage was the construction of the mall, which features 123 retail stores, 40 stands and 14 fast food stores, restaurants and cafes, totaling 19,297 square meters of gross leaseable area with a 99.1% occupancy rate. The second stage involved the opening of the Coto hypermarket, which opened on December 9, 2004, and the third stage includes the extension of the mall and the opening of Showcase cinemas (with 3.400 seats and 14 state-of-the-art movie screens) and the Museo de los niños children attraction in the first quarter of 2005.

The shopping center offers top-quality entertainment areas, services and spaces. The first stage was financed by an investment of approximately Ps. 55 million, that was comprised of internally generated funds (excluding the amount paid for the purchase of the land).

IRSA’s acquisitions of shares and Convertible Notes from GSEM/AP Holdings LP

On November 30, 2004, IRSA purchased from GSEM/AP Holdings LP, a wholly owned subsidiary of Goldman Sachs, 3,061,450 of our Convertible Notes and 1,114,520 of our ADS. IRSA paid US$ 15.3 million for these holdings. IRSA then sold pursuant to a prior agreement, 1,004,866 of our Convertible Notes and 365,821 of our ADS to Parque Arauco US$ 5.0 million (32.8% of the acquisition by IRSA from GSEM/AP Holdings LP).

ITEM 9. The Offer and Listing

A. The offer and Listing Details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Law of Corporations. Our Common Stock.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Bolsa de Comercio de Buenos Aires and our American Depositary Shares are listed on the NASDAQ.

As of November 30, 2004, our authorized capital stock consists of 779,827,330 shares of common stock, Ps. 0.1 face value per share. In addition, we issued 50.0 million of units of Convertible Notes consisting of US$ 50.0 million, due July 19, 2006. These Convertible Notes can be converted until June 19, 2006. The terms of these Convertible Notes include (i) a conversion price that consists of the maximum between face value of our common stock (Ps. 0.1) divided by the exchange rate, and 0.0324, which means that every Convertible Note is potentially convertible into approximately 30.8624 shares of our common stock with face value of Ps. 0.1 each, (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Convertible Note.

In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 779,827,330 as of November 30, 2004 to approximately 2,239,741,836 shares.

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

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires under the trading symbol “APSA”. The shares began trading on the Bolsa de Comercio de Buenos Aires on March 26, 1996. The following table shows, for the financial periods indicated, the high and low closing sales price of the common shares on the Bolsa de Comercio de Buenos Aires. On November 30, 2004, the closing price for the common shares on the Bolsa de Comercio de Buenos Aires was, Ps. 0.55 per share.

	Pesos per Shares (1)
	High	Low
Fiscal Year
2004	0.506	0.255
2003	0.312	0.115
2002	0.280	0.088
2001	0.585	0.300
2000	0.810	0.570
1999	0.780	0.505

Fiscal Quarter
2004
4th quarter	0.365	0.290
3rd quarter	0.450	0.320
2nd quarter	0.506	0.260
1st quarter	0.285	0.255

2003
4th quarter	0.300	0.240
3rd quarter	0.312	0.250
2nd quarter	0.275	0.150
1st quarter	0.126	0.115

2002
4th quarter	0.120	0.112
3rd quarter	0.116	0.088
2nd quarter	0.172	0.088
1st quarter	0.280	0.190

2004
May	0.330	0.290
June	0.365	0.325
July	0.345	0.310
August	0.429	0.305
September	0.395	0.350
October	0.450	0.395
November	0.550	0.435

(1)	Our shares began trading on the Bolsa de Comercio de Buenos Aires on March 26, 1996.

Source: Bloomberg.

Price history of our stock on NASDAQ

Each APSA’s American Depositary Share represents 40 ordinary shares. The American Depositary Shares are listed and traded on the NASDAQ under the trading symbol “APSA”. The ADS began trading on the NASDAQ on November 15, 2000 and were issued by the Bank of New York Inc, acting as ADS Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our ADS on the NASDAQ. On November 30, 2004, the closing price for our ADS on the NASDAQ was, US$ 7.75 per ADS.

	U.S. Dollar per ADS (1)
	High	Low
Fiscal Year
2004	9.95	2.76
2003	4.20	1.50
2002	11.85	1.29
2001	17.87	2.61
2000	20.56	18.75
Fiscal Quarter
2004
4th quarter	8.33	3.97
3rd quarter	9.95	4.25
2nd quarter	7.70	3.55
1st quarter	4.20	2.76
2003
4th quarter	4.20	3.25
3rd quarter	3.60	2.58
2nd quarter	3.10	2.10
1st quarter	2.15	1.50
2002
4th quarter	2.25	1.65
3rd quarter	4.24	1.29
2nd quarter	6.60	2.61
1st quarter	11.85	7.00
2004
May	4.90	3.97
June	4.80	4.74
July	7.00	3.72
August	6.73	3.68
September	5.83	4.61
October	6.83	4.87
November	8.00	6.09

(1)	The ADS began trading on the NASDAQ on November 15, 2000.

Due to the aggregate ownership of approximately 90.4% of our two principal shareholders, the liquidity of our shares is restricted and may cause that our stock is not traded daily.

B. Plan of Distribution

This section is not applicable.

C. Markets

Argentine Securities Markets

The CNV is a separate governmental entity with jurisdiction covering the territory of the Argentine Republic. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The CNV supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all individuals and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the CNV and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the CNV, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have recently issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the Bolsa de Comercio de Buenos Aires. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the Bolsa de Comercio de Buenos Aires.

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

The securities that may be listed on the Bolsa de Comercio de Buenos Aires are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Bolsa de Comercio de Buenos Aires is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the CNV. Furthermore, the Bolsa de Comercio de Buenos Aires works very closely with the CNV in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Bolsa de Comercio de Buenos Aires for simultaneous processing.

The Merval is a self-regulated incorporated business organization. The capital stock of such entity is divided into 183 stocks, the holders of which (individuals or legal entities) are thereby entitled to act as individual brokers or brokerage firms; i.e. to execute securities purchase and sale transactions in their own name and on behalf of third parties. Brokers receive a commission for their services.

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

Brokers and brokerage firms may trade in this segment, either by buying or selling government and corporate bonds for their own account, executing trades with another broker or brokerage firm or any other intermediary, by means of direct negotiations. In this system the best-offer rule does not apply and traders´ compensations as well as stock market and stock exchange fees are implicit in the price agreed upon.

Trades must be reported in real-time for their dissemination, registration and publication. Counterparty trades are settled by Mercado de Valores, and may be channeled through the guaranteed or the non-guaranteed segment.

Over the Counter Market, MAE

The MAE is an exchange organized under the laws of the Argentine Republic, which operates as a self-regulatory organization under the supervision of the CNV.

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

Securities Central Depositary, Caja de Valores

The Caja de Valores is a corporation, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the CNV.

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking and financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores are the Bolsa de Comercio de Buenos Aires and the Mercado de Valores (49. 98% each).

Certain information regarding the Bolsa de Comercio de Buenos Aires

	As of June 30, 2004	As of December 31,
		2003	2002	2001
Market capitalization (Ps. Billon)	556.3	542.4	348.0	192.5
Average daily trading volume (Ps. Million)	54.6	34.0	17.7	30.9
Number of listed companies	108	110	114	119

Although companies may list all of their capital stock on the Bolsa de Comercio de Buenos Aires, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Bolsa de Comercio de Buenos Aires.

As of June 30, 2004, approximately 108 companies had equity securities listed on the Bolsa de Comercio de Buenos Aires. As of June 30, 2004, approximately 14.46% of the total market capitalization of the Bolsa de Comercio de Buenos Aires was represented by the securities of ten national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Merval experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 78% increase through September 30, 2002, measured in Pesos, and a 77% increase through October 31, 2003, and a 38% increase through October 29, 2004, also measured in Pesos. To control volatility, the Bolsa de Comercio de Buenos Aires operates a system in which trades of an issuer’s stock are suspended for one-half hour when such issuer’s share price changes by more than 10% from its opening price.

Nasdaq National Market

Our ADSs are listed and traded in the Nasdaq National Market under the trading symbol “APSA”.

D. Selling Shareholders

This item is not applicable.

E. Dilution

This item is not applicable.

F. Expenses of the Issue

This item is not applicable.

ITEM 10. Additional Information

A. Share Capital

Our Common Stock

As of November 30, 2004, our authorized capital stock consisted of 779,827,330 shares of common stock, Ps. 0.1 face value per share. In addition, we issued 50.0 million of units of Convertible Notes consisting of US$ 50.0 million, due July 19, 2006. These Convertible Notes can be converted until June 19, 2006. The terms of these Convertible Notes include (i) a conversion price that consists of the maximum between face value of our common stock (Ps. 0.1) divided by the exchange rate, and 0.0324, which means that every Convertible Note is potentially convertible into approximately 30.8624 shares of our common stock with face value of Ps. 0.1 each, (ii) an accrual of a 10% annual interest rate payable semi-annually and (iii) a subscription price of 100% of the principal amount of the Convertible Note.

In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 779,827,330 as of November 30, 2004 to approximately 2,239,741,836 shares.

B. Memorandum and Articles of Association

Our corporate purpose

Our legal name is “Alto Palermo S.A. (APSA)”. We were organized and incorporated in August 29, 1889 under the laws of Argentina as a sociedad anónima (stock corporation) and we were registered with the Inspección General de Justicia (Public Registry of Commerce of the City of Buenos Aires) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087.

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

Board of Directors

Voting of proposals in which directors have material interest

Decree No. 677/01, establishes in Section 8 that the directors, administrators and members of the supervisory committee of companies whose securities are publicly offered, shall act in a loyal and diligent manner when exercising their functions. In that sense, they have to:

•	place the corporate interests of the company and the common interest of the shareholders above any other interest, including the controlling shareholder’s interests;

•	refrain from obtaining a personal benefit from the issuer other than the compensation paid for their functions;

•	organize and implement preventive systems and mechanisms to protect the corporate interests, reducing the risk of conflicts of interests, either permanent or temporary, in the personal relationship with the company or with entities related to the company. This duty specifically refers to activities in competition with the company, the use or imposition of a lien on corporate assets, the determination of compensations or proposals related thereto, the use of non public information, the use of business opportunities for their own benefit or for the benefit of third parties and, in general, any situation that may generate a conflict of interests affecting the issuer;

•	make the necessary arrangements to perform the company’s activities and implement the necessary internal control to ensure a careful management and avoid breaches of the duties established by the applicable regulations;

•	act with due diligence when preparing and disclosing the information to the market, and maintain the independence of external auditors.

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

The related person with an interest in the transaction should submit all the relevant documentation to the approval of the Board of Directors. The directors must request a report (i) of the audit committee stating if the conditions of the operation may be reasonably considered adequate according to normal market conditions; or (ii) of two independent evaluating firms that shall have informed about the same matter and about the other operation conditions. Immediately after being approved by the Board of Directors the transaction has to be informed to the CNV.

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

Our bylaws do not consider staggered elections.

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

On October 31, 2003 our shareholders resolved in the ordinary and extraordinary annual shareholders meeting not to adhere to the Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Decree No. 677/2001, consequently, shareholders decided to incorporate that provision under section 1 of our by-laws.

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

Ownership threshold above which ownership should be disclosed

The CNV regulations require that transactions, which cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly offered, should notify the CNV on a monthly basis, their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

Further, the CNV must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly offered to hold 5% or more of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders’ meetings, as well as directors, officers and members of the supervisory committee, must provide the CNV with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

C. Material Contracts

We have not entered into any material contracts outside the ordinary course of business other than those contracts described in the Related Party Transactions and Our Indebtedness Sections contained in this annual report.

D. Exchange Controls

Currency Exchange Regulation

DollarAll foreign currency exchange transactions must be carried out in the free exchange market, in which the Argentine Central Bank participates by purchasing and selling foreign currency.

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

Since January 2, 2003, there has been a reduction in the restrictions imposed by the Argentine Central Bank.

In accordance with Comunication “A” 3973 dated July 1, 2003, as amended by Comunication “A” 4142 dated May 18, 2004, the Argentine Central Bank’s prior approval is no longer required for the following payments:

•	total or partial payment of principal debts in connection with financial loans, bonds and other securities the payment of which is owed to individuals or entities that are not residents of Argentina, provided that these payments are made within 90 days prior to the date they become due and as long as they are made after 180 days as of the entrance and liquidation of the funds disbursed pursuant to such debt; and

•	the total or partial payment in advance (with no limitation in time) of principal in connection with financial loans, bonds and other securities the payment of which is owed to individuals or entities that are not residents of Argentina, provided that the following conditions are met;

•	if the payment is not made as part of a debt restructuring process, the foreign currency amount to be used to prepay debt with individuals or entities that are not residents of Argentina shall not be higher than the present value of the portion of the debt being cancelled; or

•	if the payment is made as part of a debt restructuring process with individuals or entities that are not residents of Argentina, the new debt terms and conditions and the cash payment to be made shall not imply an increase in the present value of the debt.

In addition, Comunication “A” 3843, as amended, and Comunication “A” 4142 state that prior authorization from the Argentine Central Bank is no longer required for payment of accrued interest, at any time, to individuals or entities that are not residents of Argentina.

Pursuant to Comunication “A” 3722, as amended, individuals and legal entities must obtain the Argentine Central Bank’s prior approval for transactions regarding the acquisition of foreign currency for individuals’ foreign portfolio investments, residents’ other foreign investments, legal entities’ foreign investment, and purchases of foreign currency to be kept in custody within Argentina. Comunication “A” 3909 and Comunication “A” 4128, as amended by Comunication “A” 3944, states that this prior authorization will no longer be required by individuals and legal entities with residence in Argentina for the purchase of foreign currency as long as:

(i) the purchases do not exceed an aggregate amount of US$2,000,000 per month; or

(ii) the amount in Pesos to be paid for the foreign currency does not exceed the equivalent of the amount paid by that individual or legal entity to the Argentine tax administration in the previous calendar month for the prior month with respect to exportation duties plus three times the amount paid as tax on deposits and withdrawals of bank accounts.

Comunication “A” 3998, as amended by Comunication “A” 4066, states that in addition to the maximum amounts set forth in (i) and (ii) above, individuals and legal entities with residence in Argentina will not be required, up to June 30, 2004, to obtain the Argentine Central Bank’s prior approval for the purchase of foreign currency, provided that:

(a) the amounts are used before December 31, 2004 to cancel bonds, syndicated financial loans, financial loans granted by foreign banks, debt held by foreign banks;

(b) foreign currency purchased pursuant to Comunication “A” 3998 and the related rules and Comunication “A” 3722 (as amended) may not exceed US$40,000,000 per month; and

(c) the aggregate of foreign currency purchased pursuant to Comunication “A” 3998 plus any foreign currency deposited in trusts pursuant to Comunication “A” 3872 (as amended) plus foreign currency purchased pursuant to specific Argentine Central Bank authorizations, may not exceed 35% of the total outstanding principal debt subject to restructuring or the aggregate of unmatured or past-due interest and past-due principal subject to restructuring.

Payments abroad for services rendered can be freely made if the service is rendered by a non-resident in Argentina. If the nature of the service to be paid does not have a direct relation to the company’s business activity, a copy of the original agreement under which the obligation must be paid shall be filed with the relevant financial entity, together with a written statement as to its existence signed by an external auditor or a public accountant whose signature must be certified by the FACPCE.

Furthermore, payments abroad of profits and dividends can be freely made when such profits and dividends results from audited and closed financial statements.

Additionally, Communication “A” 3999 allowed non-Argentine residents to access the foreign exchange market in order to purchase foreign currency for subsequent transfer to foreign bank accounts, as repatriation of portfolio investments in Argentina and in connection with payments of principal received in Argentina of foreign-currency denominated Government bonds.

It shall be noted that, Argentine Central Bank issued such communications for the purpose of managing the value of the Argentine peso in relation to the U.S. Dollar. It cannot be anticipated whether the Argentine Central Bank will be able to achieve the referred purpose in the short term. In addition, it cannot be foreseen whether the Argentine Central Bank will introduce new amendments to exchange control regulations in order to control the quotation of the Argentine peso. Any amendment to the referred Communication restricting payments in foreign currency abroad will prevent us from meeting our liabilities abroad in foreign currency.

Additionally, while the foreign exchange system has become more flexible under current regulations, no assurance can be given that in the event of a failure in the restructuring of the sovereign debt or a failure to comply with the IMF agreement, future restriction will not tighten or otherwise change the current foreign exchange system or that one or more of the transactions described in this annual report will not be adversely affected.

E. Taxation

United States taxation

The following summary describes the material United States federal income tax consequences of the ownership of shares and ADS as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders (as defined below) that purchase the shares or ADS as capital assets and that do not have a permanent establishment in Argentina, are not residents of Argentina, are not domiciled in Argentina, are not organized in Argentina, do not have a local branch in Argentina, do not carry on certain commercial activities, do not fall within the legal presumption for non-Argentine legal entities with respect to the Argentine Personal Assets Tax, do not own an Argentine bank account and are not physically present in Argentina for 183 days or more within a calendar year. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding the shares or ADS as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns more than 10% of the voting stock of our company;

•	an investor in a pass-through entity; or

•	a United States person whose “functional currency” is not the United States Dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary (the “Depositary”) to us and assumes that the deposit agreement governing the ADS, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR ADS YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

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

If a partnership holds shares or ADS, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADS, you should consult your tax advisors.

ADS

In general, for United States federal income tax purposes, U.S. Holders of ADS will be treated as the owners of the underlying shares that are represented by the ADS. However, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADS. Accordingly, the analysis of the creditability of Argentine taxes described herein could be affected by future actions that may be taken by the United States Treasury. Deposits or withdrawals of shares by U.S. Holders for ADS will not be subject to United States federal income tax.

Distributions on Shares or ADS

Subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions on the shares or ADS, (including net amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the ADS depositary, in the case of ADS. Such dividends will not be eligible for the dividends-received deduction.

The amount of any dividend paid in Pesos will equal the United States Dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of shares, or by the ADS depositary, in the case of ADS, regardless of whether the Pesos are converted into United States Dollars. If the Pesos received are not converted into United States Dollars on the day of receipt, you will have a basis in the Pesos equal to their United States Dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

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

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of shares or ADS, you generally will recognize capital gain or loss equal to the difference between the United States Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or ADS, determined in United States Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or ADS for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss.

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

The determination of whether we are a PFIC is made annually. If we are a PFIC for any taxable year during which you hold shares or ADS in our company, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our shares or ADS, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such shares or ADS. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the equity interests will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the equity interests, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADS because the ADS will be listed on the Nasdaq, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADS will be regularly traded. You should note that only the ADS and not the shares are listed on the Nasdaq. The shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADS or shares would need to be regularly traded on such exchanges in order for the ADS or shares to be potentially eligible for the mark-to-market election.

If we are a PFIC in any taxable year in which you hold our shares or ADS, but you do not make a mark-to-market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark-to-market election in your particular situation.

If you make an effective mark-to-market election, you will include in income each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your PFIC shares or ADS at the end of the taxable year over your adjusted tax basis in the shares or ADS and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of such shares or ADS over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the shares or ADS will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the shares or ADS will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADS are no longer regularly traded on a qualified securities exchange or the IRS consents to the revocation of the election. Under proposed Treasury regulations, mark-to-market inclusions and deductions will be suspended during taxable years in which are not a PFIC, but would resume if they subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

Alternatively, a United States Holder of shares or ADS in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

A United States Holder who owns shares or ADS during any year that we are a PFIC must file IRS Form 8621.

You should consult your own tax advisors concerning the United States federal income tax consequences of holding the shares or ADS if we are considered a PFIC in any taxable year.

Argentine Personal Assets Taxes

Amounts paid on account of the Argentine Personal Assets Taxes, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

Information Reporting and Backup Withholding

In general, information-reporting requirements will apply to distributions on shares or ADS and to the proceeds of sale of a share or ADS paid to United States Holders other than certain exempt recipients (such as corporations). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the IRS.

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the ADS by an individual holder that is not domiciled or resident in Argentina and a legal entity that is not organized under the laws of Argentina and does not have a permanent establishment in Argentina or is not otherwise doing business in Argentina on a regular basis (a “Foreign Holder”). The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

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

Taxation of Capital Gains

Pursuant to Decree No. 2,284/91 gains on sales or other dispositions of shares or ADS by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from income tax. Notwithstanding, if the foreign entity qualifies as an Offshore Taxable Entity and shares or ADS are not listed, sales or other dispositions of such shares or ADS are taxable at the rate of 17.5%.

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

Gains on sales or other dispositions of listed shares or ADS by resident individuals are currently exempt from taxation. In the case of non-listed shares or ADS its sale or other dispositions are taxable at the rate of 9% up to 15%, but the losses generated by such transactions may only be offset against income from the same type of transactions.

Gains on the sale or other dispositions of shares or ADS by Argentine entities are subject to Argentine income tax at the fixed rate of 35% but the losses generated by such transaction may only be offset against income from the same type of transactions.

Notwithstanding the foregoing, on July 3, 2003, the Attorney of the Argentine Republic Treasure has passed Judgment No. 351/03 in which interprets that, as from the enactment of Law No. 25,556, the provisions of the income tax law that taxed capital gains arising from unlisted shares obtained by resident individuals or Offshore Taxable Entities are no longer in force because they have been implicitly abrogated. No assurance can be given on the applicable regime. As of today, no fiscal authorities or court have interpreted this judgment.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF THE SHARES OR ADS.

Value Added Tax

The sale, exchange, disposition, or transfer of shares or ADS is not subject to Value Added Tax.

Personal Assets Tax

Law No. 25,585 issued on April 24, 2002 and published in the Official Gazette on May 15, 2002 (and applicable to personal assets held as of December 31, 2002) introduces amendments to Law No. 23,966 and imposes the personal assets tax on shares and ADS held by individuals and undivided estates domiciled or located in Argentina or abroad and legal entities not domiciled in Argentina, separately from other assets.

This amendment imposes the obligation to pay the personal assets tax on the Argentine private issuer of the shares and ADS, and authorizes it to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment. The tax is levied on the shares proportional equity value of the shares as reflected in the most recent balance sheet closed as of December 31 of the taxable year, at the rate of 0.5% without any non-taxable minimum being applicable.

At the Shareholder’s Ordinary and Extraordinary General Meeting held on October 22, 2004, the shareholders approved taxes on personal assets and the absorption of such tax by the company for the years 2002 and 2003.

There can be no assurance that in the future this tax will be absorbed by the Company.

Tax on Minimum Notional Income (Impuesto a la Ganancia Minima Presunta, IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, shares and ADS issued by entities subject to such tax, are exempt from paying the IGMP.

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

In the city of Buenos Aires, the stamp tax has been repealed for all those acts that do not imply an onerous conveyance of real property. However, most provincial tax authorities maintain this tax in effect for all acts in general; therefore, the instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the shares or ADS, executed in other jurisdictions, or with effects in those jurisdictions, could be deemed to be subject to this tax.

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the shares or ADS in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the city of Buenos Aires.

Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. No Argentine tax is imposed on the deposit or withdrawal of shares in exchange for ADS. Other than the taxes discussed above, no other Argentine taxes are applicable to an investment in shares or ADS. At present, there is no national tax specifically applicable to the transfer of securities.

Tax Treaties

Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States.

F. Dividends and Paying Agents

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

Interest Rate Risk

Our exposure to market risk associated with changes in interest rate risk is limited to the exposure related to our current investments and floating rate debt.

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any institution. Our investment portfolio primarily consists of money market mutual funds. As of June 30, 2004 we had cash and cash equivalents of Ps. 68.3 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the total value of our investment portfolio.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term and long-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund for our business operations. The instruments’ actual cash flows are mostly denominated in Pesos. Our interest expense is not sensitive to changes in the general level of interest rates because most of our long-term debt arrangements bear interest at a fix rates. Therefore, our results of operations would not be affected by interest rate changes. Even though, based on the nature and current levels of our debt, a 100 BPs parallel shift movement in the interest rate curve would not have a significant impact on the total present value of our debt.

For debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates.

	June 30, 2004 Expected Maturity Date (US$ Equivalent in million)
Liabilities	FY2005	FY2006	FY2007	FY2008	FY2009	Total	Fair Value
Fixed Rate (US$)	—	—	49.1	—		49.1	49.1
Average interest rate		—	10%			10%
Fixed Rate (Pesos) (1)	26.2	—	—	—		26.2	26.2
Average interest rate (2)	13.47%					13.47%
Floating Rate (US$) (3)	3.75					3.75	3.75
Average interest rate (1)	6.82%					6.82%

(1)	Peso-denominated loans were converted to U.S. Dollar at an exchange rate of Ps. 2.958 per Dollar.
(2)	Average interest rate based on the prices settled in the contracts as of June 30, 2004.
(3)	Includes the Class B-1 Senior Notes and our obligations regarding the Compensation Agreement.

As a matter of policy, we use derivative instruments only to minimize our financing costs. However, there can be no assurance that such risks would be managed in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for trading or speculative purposes.

On March 30, 2000, in connection with the issuance of Ps. 85 million Notes, we entered into a swap agreement with Morgan Guaranty Trust in order to reduce the related financing cost. This swap agreement initially allowed us to reduce the net cost of our debt. However, due to the Argentine economic crisis, the political instability, and the depreciation of the Argentine public debt, there was a substantial negative deviation of the performance of the swap agreement that required the modification of the original terms. Under the terms of the revised agreement, we agreed to pay US$ 69.1 million on March 30, 2005 and receive Ps. 69.1 million on such date. As collateral for our payment obligations under the modified agreement, we were required to make a deposit of US$ 50 million with the counterpart. We are not required to make additional deposits until maturity. As a result of the devaluation of the Argentine Peso, we have recognized material losses in the past. An additional payment at maturity could be required depending on the prevailing exchange rate between the Peso and the U.S. Dollar. Thus, a continued devaluation of the Peso against the US Dollar and/or an increase in interest rates would increase our loss which could be material. As of June 30, 2004 this modified swap agreement was accounted for at its fair market value resulting in a recognition of a liability of US$ 45.4 million. The line item “Interest rate swap receivable” included within “Other receivables and prepaid expenses, net” represents the net amount of the US$ 50 million deposited as collateral and the US$ 45.4 million payable under the swap agreement.

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

The primarily economic change implemented by the current Argentine government in January 2002 was the announcement of the devaluation of the Peso. Most of our lease contracts and most of our liabilities were denominated in U.S. Dollars. Decree No. 214/02 and Decree No. 762/02 mandatorily converted into Pesos all monetary obligations in U.S. Dollars entered into between parties under Argentine Law. Consequently, all of our leases and most of our liabilities were pesified at a one-to-one exchange rate and, additionally, those leases and liabilities would be adjusted by the CER index (a daily compounding of the Consumer Price Index).

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

Our strategies may prove ineffective to address the effect of foreign currency exchange movement on our financial condition. We have experienced net losses in the past, and we could experience such losses in the future to the extent that foreign exchange rates shift in excess of the risk covered by the arrangements. In entering into foreign currency contracts, we bear the credit risk of counterparties being unable to meet the terms of their contracts; and we may be unable to recover damages from any such defaulting counterparty through legal enforcement actions due to laws affording bankruptcy or protection to insolvent obligors, foreign laws limiting cross-border enforcement actions or otherwise.

The following table presents principal cash flows by expected maturity dates related to the swap agreement:

	Expected Maturity Date June 30,
Consolidated Debt	Notional principal amount (million)		FY2004	FY2005	FY2006	Market Value (1)
Related derivatives
U.S. Dollars	US$	(69.13)	—	(69.13)	—	(45.4)
Peso	Ps.	69.13	—	69.13	—

(1)	Market value of swap agreement, which includes cash flow of principal and interest as of June 30, 2004.

ITEM 12. Description of Securities Other than Equity Securities

This section is not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Neuquén Project

On July 6, 1999, we acquired a 94.6% interest in Shopping Neuquén S.A. for Ps. 4.2 million. We paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million was originally scheduled to be paid on or before July 5, 2001. As of the date of this filing the remaining payment is overdue.

In August 2003, we were informed that 85.75% of the former shareholders of Shopping Neuquén S.A. had filed a complaint against us. In September 2003, we answered the complaint and filed a counterclaim for contract readjustment based on the economic and social emergency situation in Argentina. In November 2003, they answered alleging that we were not entitled to such adjustment because the payment was overdue before the economic crisis arose in Argentina. The trial began on May 11, 2004.

Although we are hoping to obtain a favorable judicial decision, and we continue to negotiate an out of court settlement, we cannot assure a favorable result for us.

Mendoza Plaza

On September 29, 2004, we entered into an agreement for the purchase of 49.9% of the capital stock of Perez Cuesta S.A.C.I., a company mainly engaged in the operation of the Mendoza Plaza Shopping center in the City of Mendoza.

The transaction was consummated on December 2, 2004, after we obtained approval from the Antitrust Authorities. As a result, we currently own a 68.8% interest in this shopping center.

As of June 30, 2004, Pérez Cuesta had Ps. 40.3 million of financial indebtedness (including accrued interests plus CER), Ps. 23.1 million of which had expired and was in default. Although pursuant to Decree No. 214/02, Pérez Cuesta’s U.S. Dollar-denominated financial indebtedness has been converted into Pesos, since its indebtedness includes outstanding mortgage and commercial lease contracts-collateralized borrowings, the default on several expired payments raises substantial doubt as to its ability to continue as a going concern. Currently, Pérez Cuesta and we are negotiating the restructuring of its debt terms with its creditors. However, we cannot assure you that we will achieve a successful restructuring of its financial indebtedness. We do not believe that failure to successfully restructuring Pérez Cuesta’s debt is likely to cause a material adverse effect on us.

On December 3, 2004, Alto Palermo signed an option agreement, exercisable until March 31, 2005, which entitles the Company to purchase the debt that Perez Cuesta S.A.C.I. owes to HSBC Bank Argentina S.A. As of June 30, 2004, such indebtedness amounted to Ps. 9.5 million. As of today, such amount is due and unpaid. Alto Palermo S.A. paid an option premium of Ps. 0.7 million. The loan bears an interest rate of 8% plus CER.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

This section is not applicable.

ITEM 15. Controls and Procedures

As of the end of fiscal year 2004, we carried out an evaluation of the controls and procedures of our company with the participation of our Chief Executive Officer and Chief Financial Officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Furthermore, the evaluation found no significant changes in our internal controls that Materially affected, or is reasonably likely to materially affect our internal controls.

ITEM 16.

16.A. Audit Committee Financial Expert

In our annual ordinary shareholders’ meeting held on October 31, 2003, the audit committee plan was unanimously approved. Pursuant to this plan, the Board of Directors shall appoint the members of the audit committee. The Board of Directors established that the Audit Committee shall be a Committee of the Board of Directors. The Audit Committee will focus on assisting the Board in exercising its duty of care, the enforcement of accounting policies, disclosure requirements, the management of our business risk, the management of our internal control systems, the ethical conduct of the company’s business, maintenance of the integrity of our financial statements, compliance with legal provisions, the independence and capability of our independent auditors and the performance of our internal audit function and of our external auditors.

On May 27, 2004, the Board officially appointed Messrs. Abraham Perelman, Gabriel Adolfo Gregorio Reznik and Andrés Olivos as members of the Audit Committee.

Our Board of Directors appointed Mr. Andrés Olivos as our audit committee financial expert serving on the Audit Committee in accordance with the rules adopted by the SEC.

16.B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is filed as Exhibit 11.1. If we make any substantive amendment to the code of ethics, we will disclose the nature of such amendment on our website, www.altopalermo.com.ar or in our next Form 20-F. If we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such waiver in a Form 6-K or in our next Form 20-F.

16.C. Principal Accountant Fees and Services

Audit Fees

During fiscal years ended June 30, 2004 and 2003, we were billed for a total amount of Ps. 0.4 million and Ps. 0.3 million respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During fiscal years ended June 30, 2004 and 2003, we were billed for a total amount of Ps. 6,000 and Ps. 8,000 respectively, for professional services rendered by our principal accountants related to the performance of the audit or review of our financial statements, not included in the Audit Fees category.

Tax Fees

During fiscal years ended June 30, 2004 and 2003, we were billed for a total amount of Ps. 47,000 and Ps. 1,600, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal years ended June 30, 2004 and 2003, we were billed for a total amount of Ps. 5,600 and Ps. 2,400 respectively, for professional services rendered by our principal accountants mainly including fees related to courses.

16.D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

ITEM 17. Financial Statements

Our Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-73.

ITEM 19. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

2.1.1*	Form of Deposit Agreement among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.1.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.1.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP

2.2.1*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of the Company’s 14.875% Notes due 2005.

2.2.2*	Summary Description of the principal terms of the U.S.$ 40 million loan agreement between the Company and Banco de la Provincia secured by a mortgage on Patio Bullrich.

4.1**	Agreement for the exchange of Corporate Service.

11.1	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982)
**	Incorporated herein by reference to the the registrant’s registration statement on Form 6-K (SEC FILE NUMBER: 000-30982).

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Alto Palermo S.A. (APSA):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By	(Partner)

Carlos Martín Barbafina

Buenos Aires, Argentina

September 6, 2004

Alto Palermo S.A. (APSA)

Consolidated Balance Sheets

as of June 30, 2004 and 2003

(In Argentine Pesos, except as otherwise indicated)

	2004		2003
ASSETS
Current Assets
Cash and banks (Notes 4.a. and 17.f.)	Ps.	43,925,295	Ps.	22,973,645
Investments (Notes 4.b. and 17.f.)		31,348,394		13,014,036
Accounts receivable, net (Note 4.c.)		26,978,691		28,961,402
Other receivables and prepaid expenses (Notes 4.d. and 17.f.)		23,842,543		4,851,462
Inventory (Note 17.e)		780,323		759,201

Total current assets		126,875,246		70,559,746

Non-Current Assets
Accounts receivable, net (Note 4.c.)		2,749,405		2,340,774
Other receivables and prepaid expenses, net (Notes 4.d. and 17.f.)		33,532,517		47,681,566
Inventory, net (Note 17.e)		43,401,281		25,030,000
Fixed assets, net (Note 17.a.)		895,140,242		918,697,764
Investments, net (Note 4.b)		20,608,826		11,094,539
Intangible assets, net (Note 17.b.)		1,918,529		2,402,626

Subtotal		997,350,800		1,007,247,269

Goodwill, net (Note 17.c.)		21,703,468		26,530,010

Total non-current assets		1,019,054,268		1,033,777,279

Total Assets	Ps.	1,145,929,514	Ps.	1,104,337,025

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.e. and 17.f.)	Ps.	31,824,357	Ps.	19,478,694
Short-term debt (Notes 4 f. and 17.f.)		95,587,742		24,699,280
Salaries and social security payable (Note 4.g)		5,743,776		3,783,026
Taxes payable (Note 4.h.)		7,179,150		5,812,218
Customer advances (Note 4.i.)		19,332,276		11,212,118
Related parties (Note 6)		8,432,719		7,444,981
Dividends payable (Note 6)		337,678		337,678
Other liabilities (Note 4.j.)		5,638,796		5,649,942

Total current liabilities		174,076,494		78,417,937

Non-Current Liabilities
Trade accounts payable (Notes 4.e. and 17.f.)		2,864,961		3,609,629
Long-term debt (Notes 4.f. and 17.f.)		145,064,875		218,138,833
Taxes payable (Note 4.h.)		3,917,747		—
Customer advances (Note 4.i.)		27,546,293		25,318,125
Other liabilities (Note 4.j.)		701,691		913,924

Total debts		180,095,567		247,980,511

Provisions (Note 4.k. and 17.d.)		5,995,698		3,927,125

Total non-current liabilities		186,091,265		251,907,636

Total Liabilities		360,167,759		330,325,573

Minority interest		15,388,057		14,760,545

SHAREHOLDERS’ EQUITY		770,373,698		759,250,907

Total Liabilities and Shareholders’ Equity	Ps.	1,145,929,514	Ps.	1,104,337,025

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Income for the years ended June 30, 2004, 2003 and 2002

(In Argentine Pesos, except as otherwise indicated)

	2004		2003		2002
Revenues	Ps.	143,250,046	Ps.	114,215,423	Ps.	195,966,227
Costs (Note 17.e.)		(71,998,172)		(67,574,867)		(91,070,566)

Gross profit		71,251,874		46,640,556		104,895,661

Selling expenses (Note 17.g.).		(10,871,847)		(17,593,537)		(63,211,826)
Administrative expenses (Note 17.g.)		(20,720,934)		(18,227,482)		(25,383,497)
Net income (loss) in credit card trust		260,941		(4,077,136)		(4,068,787)
Torres de Abasto unit contracts’ rescissions		—		9,682		60,394

Operating income		39,920,034		6,752,083		12,291,945

Equity loss from related companies		(1,126,516)		(12,072,175)		(4,895,042)
Amortization of goodwill (Note 17.c.)		(4,826,542)		(4,827,055)		(4,826,812)
Financial results, net (Note 7)		6,540,221		118,641,137		(91,188,955)
Other (expense) income, net (Note 8)		(4,800,199)		13,271,869		(10,839,258)

Income (loss) before taxes and minority interest		35,706,998		121,765,859		(99,458,122)

Income tax (expense) benefit (Note 14)		(16,311,318)		(46,755,101)		82,992,554
Minority interest		(558,140)		2,339,847		5,113,760

Net income (loss)	Ps.	18,837,540	Ps.	77,350,605	Ps.	(11,351,808)

Earnings per share (Note 13):
Basic net income (loss) per common share	Ps.	0.03	Ps.	0.11	Ps.	(0.02)
Diluted net income (loss) per common share	Ps.	0.02	Ps.	0.03	Ps.	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2004, 2003 and 2002

(In Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.b.)		Additional paid-in-capital		Total		Appraisal revaluation (Note 3.e.)		Legal reserve (Note 5.c.)		(Accumulated deficit)/retained earnings		Shareholders’ equity
Balances as of June 30, 2001	Ps.	70,000,000	Ps.	84,620,426	Ps.	522,803,958	Ps.	677,424,384	Ps.	3,952,571	Ps.	4,094,262	Ps.	7,296,351	Ps.	692,767,568

Increase in legal reserve		—		—		—		—		—		306,917		(306,917)		—
Net loss for the year		—		—		—		—		—		—		(11,351,808)		(11,351,808)

Balances as of June 30, 2002	Ps.	70,000,000	Ps.	84,620,426	Ps.	522,803,958	Ps.	677,424,384	Ps.	3,952,571	Ps.	4,401,179	Ps.	(4,362,374)	Ps.	681,415,760

Conversion of debt into common stock		482,974		483		1,085		484,542		—		—		—		484,542
Net income for the year		—		—		—		—		—		—		77,350,605		77,350,605

Balances as of June 30, 2003	Ps.	70,482,974	Ps.	84,620,909	Ps.	522,805,043	Ps.	677,908,926	Ps.	3,952,571	Ps.	4,401,179	Ps.	72,988,231	Ps.	759,250,907

Conversion of debt into common stock		2,285,251		—		—		2,285,251		—		—		—		2,285,251
Increase in legal reserve		—		—		—		—		—		3,649,412		(3,649,412)		—
Cash dividends		—		—		—		—		—		—		(10,000,000)		(10,000,000)
Net income for the year		—		—		—		—		—		—		18,837,540		18,837,540

Balances as of June 30, 2004	Ps.	72,768,225	Ps.	84,620,909	Ps.	522,805,043	Ps.	680,194,177	Ps.	3,952,571	Ps.	8,050,591	Ps.	78,176,359	Ps.	770,373,698

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2004, 2003 and 2002

(In Argentine Pesos, except as otherwise indicated)

	2004		2003		2002
Cash flows from operating activities:
Net income (loss) for the year	Ps.	18,837,540	Ps.	77,350,605	Ps.	(11,351,808)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results		5,829,797		(119,808,435)		(71,317,143)
Depreciation and amortization		58,404,539		61,383,237		66,511,401
Impairment of long-lived assets		—		5,222,763		62,770,980
Recovery of impairment of long-lived assets		(26,908,076)		(15,696,125)		—
Gain from sale of intangible assets		—		(2,097,878)		—
Loss from sale of fixed assets		—		—		11,943
Allowance for doubtful accounts		—		11,344,462		52,870,664
Provision for contingencies		2,174,327		2,147,844		7,194,847
Recovery of allowance for doubtful accounts		(1,045,008)		(1,002,545)		(88,049)
Recovery of provision for contingencies		—		(26,982)		(117,306)
Allowance for doubtful mortgage receivable		—		—		2,855,832
Gain on early redemption of loans		(784,560)		—		—
Gain on repurchase of debt		—		(25,192,889)		(334,595)
Equity loss from related companies		1,126,516		12,072,175		4,895,042
Other provisions		4,776,171		3,600,436		—
Tax amnesty plan for gross sales tax		2,121,888		—		—
Net (income) loss in credit card trust		(78,336)		972,235		(805,686)
Minority interest		558,140		(2,339,847)		(5,113,760)
Income tax		16,311,318		46,755,101		(82,992,554)
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable		(10,103,933)		(12,941,199)		(13,491,829)
Increase in other receivables and prepaid expenses		(4,755,013)		(423,711)		(6,580,914)
Increase in intangible assets		(598,651)		(613,624)		(5,213,771)
(Increase) decrease in investments		—		722,687		3,694,645
(Increase) decrease in inventory		(21,120)		564,080		7,097,579
Increase (decrease) in trade accounts payable		11,600,995		(169,228)		13,427,494
Increase (decrease) in customer advances		10,348,326		(598,675)		(18,032,461)
(Decrease) increase in taxes payable		(7,043,413)		(6,216,716)		12,802,734
Increase (decrease) in salaries and social security payable		1,960,750		2,371,125		(1,394,129)
Decrease in provision for contingencies		(105,754)		(3,326,005)		—
Decrease in other liabilities		(4,999,828)		(128,185)		(544,555)
Increase in due to related parties		187,000		2,859,094		2,711,282
Increase in accrued interest		538,576		6,130,730		33,853,323

Net cash provided by operating activities		78,332,191		42,914,530		53,319,206

Cash flows from investing activities:
Acquisition of fixed assets		(20,397,126)		(2,447,987)		(3,490,502)
Net proceeds from sale of fixed assets		—		—		177,384
Net proceeds from sale of intangible assets		—		2,097,950		—
Acquisition of inventory		(3,808)		(17,672)		(431,827)
Decrease in investments		2,681,011		(2,981,305)		—

Net cash used in investing activities		(17,719,923)		(3,349,014)		(3,744,945)

Cash flows from financing activities:
Proceeds from short-term and long-term debt		300,000		67,902,176		32,313,275
Payment of short-term and long-term debt		(10,903,120)		(17,032,063)		(73,120,498)
Payment of loans granted by related parties		—		—		(123,199,436)
Financing costs		—		(227,248)		(62,324)
Proceeds from loans granted by related parties		—		—		248,351,227
Cash contributions received from minority shareholders		—		—		184,322
Repurchase of debt		—		(78,380,284)		(28,888,076)
Derivative instruments collateral deposit		—		—		(109,909,097)
Payment of cash dividends		(10,000,000)		—		—

Net cash used in financing activities		(20,603,120)		(27,737,419)		(54,330,607)

Increase (decrease) in cash and cash equivalents		40,009,148		11,828,097		(4,756,346)
Cash and cash equivalents as of the beginning of the year		28,287,319		16,459,222		21,215,568

Cash and cash equivalents as of the end of the year	Ps.	68,296,467	Ps.	28,287,319	Ps.	16,459,222

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2004, 2003 and 2002 (continued)

(In Argentine Pesos, except as otherwise indicated)

	2004		2003		2002
Supplemental cash flow information
Cash paid during the year for:
Interest	Ps.	28,684,283	Ps.	17,919,674	Ps.	48,538,156
Income tax		1,002,190		1,035,969		5,413,367
Non-cash activities:
Increase in inventory through a decrease in fixed assets		15,414,281		17,210		—
Retained interest in credit card receivables		11,103,478		2,057,275		7,604,529
Conversion of Convertible Notes into common shares		2,285,251		484,542		—
Increase in Trust debt securities through a decrease in credit card receivable		1,410,000		—		—
Increase in credit card receivable through a decrease in retained interest in transferred credit card receivable		209,543		4,426,873		—
Increase in fixed assets through a decrease in intangible assets		30,890		112,231		382,858
Conversion of balances with related parties into Convertible Notes		—		118,663,132		—
Increase in customer advances through a decrease in other liabilities		—		2,836,049		—
Increase in other receivables and prepaid expenses through a decrease in investments		—		—		98,918

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

1. Organization and description of business

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)) an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) is primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2004, the Company’s direct and indirect principal shareholders are IRSA (53.8%), Parque Arauco (27.8%) and Goldman Sachs Emerging Markets AP/Holdings L.L.P. (“GSEM/AP Holdings L.L.P.”), a limited partnership indirectly owned by Goldman Sachs & Co. (Goldman Sachs Fund) (6.1%). The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

Since recommencing operations, the Company has continued to grow through a series of acquisitions. As of June 30, 2004, the Company owns a majority interest in, and operates, a portfolio of seven shopping centers in Argentina, of which five are located in the city of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in Greater Buenos Aires (Alto Avellaneda) and the other, in the city of Salta (Alto NOA). The Company also has an 18.9% interest in Mendoza Plaza Shopping Center, located in the city of Mendoza, Argentina, through its 18.9% interest in Pérez Cuesta S.A.C.I. (“Pérez Cuesta”). The Company also constructs residential apartment buildings for sale and shopping centers in order to operate them.

Through Tarshop S.A. (“Tarshop”), a majority-owned subsidiary of the Company, the Company originates credit card accounts, which makes it more attractive for customers to purchase goods and services from the Company’s shopping centers retail and services businesses. Tarshop is a limited purpose credit card company and is not affiliated with any bank. As of June 30, 2004, “Tarshop card”, the credit card, accounted for approximately 24% of the total receivables of the Company. Tarshop has an ongoing securitization program through which it transfers a portion of the Company’s credit card customer receivable balances to a master trust (the “Master Trust”) that issues certificates to public and private investors. See Note 11 for details. In addition, the Company’s shopping centers also accept third party credit and debit cards such as VISA, MasterCard, American Express and others.

The Company is also engaged in e-commerce activities through its equity investment in E-Commerce Latina S.A. Through the website Altocity.Com, the Company replicates the shopping experience to consumers by offering the same selection of goods and services encountered at its shopping center properties.

2. Preparation of financial statements

a. Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the regulations of the Securities and Exchange Commission (SEC). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 16 to these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

a. Basis of presentation (continued)

As discussed in Notes 2.c. and 3.j., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV resolutions represents a departure from generally accepted accounting principles in Argentina. However, such departure did not have a material effect on the accompanying consolidated financial statements.

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

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (i)
	2004	2003	2002
Emprendimiento Recoleta S.A. (ii).	51%	51%	51%
Tarshop S.A.	80%	80%	80%
Shopping Neuquén S.A (iii).	95%	95%	95%
Inversora del Puerto S.A.	100%	100%	100%
Alto Research and Development S.A. (iv).	100%	100%	76%
Shopping Alto Palermo S.A.	100%	100%	100%
Fibesa S.A.	100%	100%	100%

(i)	Percentage of equity interest owned has been rounded.
(ii)	As of June 30, 2003 the shares of Emprendimiento Recoleta S.A. (“ERSA”) were pledged in favor of Banco de la Provincia de Buenos Aires as collateral for certain obligations of the Company under the concession of Buenos Aires Design shopping center. These obligations were fulfilled during the year ended June 30, 2004.
(iii)	On July 6, 1999, the Company had acquired a 94.6% interest in Shopping Neuquén for Ps. 4.2 million. Shopping Neuquén’s sole asset comprised of a piece of land with preliminary governmental approval for construction of a shopping center on the site. The Company had paid Ps. 0.9 million of the purchase price in September 1999 and agreed to pay the remaining Ps. 3.3 million on the earlier of (i) the opening of the shopping center or (ii) July 5, 2001. During June 2001, the Company entered into negotiations with the Municipality of Neuquén to reschedule the original timing of construction. Also, the Company requested permission to sell a portion of the land to third parties. The Company proposed to commence construction on December 15, 2002. On December 20, 2002, the Municipality of Neuquén rejected the Company’s proposal, nullifying the purchase agreement. In view of this circumstance, Shopping Neuquén requested the revocation of the Municipality disposition and, after rejection of this request in May 2003, lodged a remedy before the Supreme Court of the Province of Neuquén.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

b. Basis of consolidation (continued)

At the date of issuance of these financial statements, the Neuquén Supreme Court has not yet issued a decision regarding the Company’s remedy and the Company is negotiating with the Municipality of Neuquén the terms of a new agreement that will establish the conditions for the reactivation of the development and construction of the commercial shopping center. If the extension requested by the Company is not approved and no agreement is reached in this connection, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén runs the risk of not recovering its initial investment. Furthermore, on August 15, 2003 the Company was informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against the Company, claiming collection of the purchase price balance in US dollars plus interest and legal costs. As a result, the Company has answered the complaint and started negotiations with the old shareholders of Shopping Neuquén to reach an agreement in this connection.

(iv)	During the year ended June 30, 2003, the Company acquired the minority interest in Alto Research and Development S.A (formerly Alto Invest S.A.) for a total consideration of Ps. 0.2 million, resulting in the recognition of a Ps. 0.4 million gain.

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

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on the accompanying consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

d. Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

e. Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include those required in the accounting for the allowance for doubtful accounts, the depreciation, amortization and impairment of long-lived assets, the provision for contingencies and income taxes. Actual results could differ from those estimates.

3. Significant accounting policies

On January 14, 2003, the CPCECABA and the CNV approved, with certain amendments, Technical Resolutions (“RT”) No. 16, “Framework for the Preparation and Presentation of Financial Statements”; RT No. 17, “Overall Considerations for the Preparation of Financial Statements”; RT No. 18, “Specific Considerations for the Preparation of Financial Statements”; RT No. 19, “Amendments to Technical Resolutions No. 4, 5, 6, 8, 9, 11 and 14”; and RT No. 20, “Accounting for Derivative Instruments and Hedging Activities”issued by the Federación Argentina de Consejos Profesional en Ciencias Económicas (“FACPCE”), which established new accounting and disclosure principles under Argentine GAAP. The Company adopted such standards on July 1, 2002, except for Technical Resolution No. 20 which was adopted on July 1, 2003. As required by Argentine GAAP, when issuing the 2003 financial statements the Company restated its prior year financial statements to give retroactive effect to the newly adopted accounting standards. These new accounting standards relate to the harmonization of Argentine GAAP with International Financial Reporting Standards.

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

a. Revenue recognition

The Company primarily derives its revenues from leases and services operations, the sale and development of properties, credit card operations and to a lesser extent, from e-commerce activities. See Note 9 for details on the Company’s business segments.

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

In September 2000, the Company completed the acquisition of the 99.99% equity interest of Fibesa S.A. (“FIBESA”), a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

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

3. Significant accounting policies (continued)

a. Revenue recognition (continued)

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

The Company and Telefónica agreed to: (i) make capital contributions of up to $ 10.0 million based on its ownership interest and, (ii) make optional capital contributions to be approved by E-Commerce Latina Board of Director’s of up to $ 12.0 million to develop new lines of business, of which 75% to be contributed by Telefónica and 25% by the Company. On April 30, 2001, the Company and Telefónica contributed Ps. 10.0 million (historical amount) based on its respective ownership interests.

During the years ended June 30, 2004, 2003 and 2002 Altocity.Com generated revenues of Ps. 1.7 million, Ps. 0.7 million and Ps. 1.5 million and net losses of Ps. 2.1 million, Ps. 6.6 million and Ps. 17.0 million, respectively.

•	Managerial, technological, commercial and financial training services

The Company also holds a 100% ownership interest in Alto Research and Development S.A. (formerly Alto Invest S.A.), a company currently engaged in the provision of managerial, technological, commercial and financial training, primarily focused on shopping center-related activities. The Company began providing these services in April 2004 by organizing courses, seminars and others. Revenues from these services are recognized when services are provided.

Alto Invest S.A. was a web-based provider of comprehensive investing tools, planning and financial information which in the past generated revenues from website advertising and commissions charged to customers for on-line trading. During 2004, shareholders´ meeting of Alto Research and Development S.A. decided to broaden the scope of its corporate purpose.

b. Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of mutual funds which invest in time deposits with original maturities of less than three months at purchase.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

c. Investments

(i)	Current

Current investments include mutual funds and government bonds carried at their market value. Unrealized gains and losses on mutual funds and government bonds are included within financial results, net, in the consolidated statements of income.

Current investments also include a retained interest in transferred credit card receivables pursuant to the Company’s securitization program of credit card receivables (See Note 11 for details).

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

At June 30, 2003 the Company had recognized an impairment loss related to the equity investment in Pérez Cuesta amounting to Ps. 7.5 million. During fiscal year 2004, the Company reversed Ps. 0.6 million of such an impairment loss as a result of changes in estimates. Both the impairment charge and the impairment reversal have been included within “Equity loss from related companies” in the accompanying consolidated statements of income.

Non-current investments also include the non-current portion of the Company’s retained interest in transferred credit card receivables and trust debt securities pursuant to the securitization program of credit card receivables (See Note 11 for details).

d. Inventory

Properties acquired for purposes of its development and subsequent sale are classified as inventory. Inventory is stated at cost (adjusted for inflation as described in Note 2.c.) less accumulated impairment charges. The cost of inventory is comprised of all direct contract costs, such as land, materials and construction fees associated with development properties, as well as capitalized interest when applicable. No interest cost was capitalized in inventory during the years ended June 30, 2004, 2003 and 2002. Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected. Inventory is charged to the statement of income as cost of revenues as the related revenue is recognized, using the percentage-of-completion method.

Inventory principally consists of pieces of land located near Paseo Alcorta Shopping Center and Rosario Shopping Center, where the Company expects the construction of an office building complex and a residential apartment complex, respectively. Inventory also includes the cost to acquire the right to construct new facilities above an existing Coto hipermarket and certain garages and stores of the Torres de Abasto construction project, a residential complex located near the Abasto Shopping Center which was completed in 2000.

During the year ended June 30, 2002, the Company had recognized an impairment loss amounting to Ps. 6.3 million in connection with certain properties classified as inventory. As a result of increases in their fair market values, during fiscal years 2003 and 2004 the Company partially reversed the 2002 impairment loss, recognizing a gain of Ps. 0.1 million and Ps. 2.9 million, respectively. The impairment loss and the gains associated with the partial restorations of the previously recognized impairment have been included within “Financial results, net” in the accompanying consolidated statements of income.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

e. Fixed assets, net

Properties purchased for rental purposes are classified as fixed assets. Fixed assets are stated at cost, adjusted for inflation (as described in Note 2.c), less accumulated depreciation, except for a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. This appraisal revaluation reserve will be charged against income once the land is disposed of or its value becomes impaired.

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life (years)
- Properties:
Shopping centers	Between 19 and 31
Other	Between 28 and 50
- Leasehold improvements	Between 5 and 8
- Facilities	10
- Furniture and fixtures	Between 3 and 10
- Vehicles	3
- Computer equipment	Between 3 and 4
- Software	Between 4 and 5
- Other	10

The Company capitalizes interest on real estate development projects. No real estate projects were developed during the years ended June 30, 2002 and 2003. Even though the Company resumed the Rosario project during the year ended June 30, 2004, no interests were capitalized since the Company had recognized an impairment charge in prior years and during 2004 the Company partially reversed such impairment up to the limit of its fair value.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

During the year ended June 30, 2002, the Company had recognized an impairment loss amounting to Ps. 56.5 million in connection with Alto Avellaneda, Alto Noa, Caballito Project, Shopping Neuquén and other properties. As a result of increases in their fair market values, during fiscal years 2003 and 2004 the Company partially reversed the 2002 impairment loss, recognizing a gain of Ps. 15.6 million and Ps. 24.0 million, respectively. The impairment loss and the gains associated with the restoration of the previously recognized impairment have been included within “Financial results, net” in the accompanying consolidated statements of income.

f. Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2004, 2003 and 2002 were Ps. 0.3 million, Ps. 0.4 million and Ps. 0.3 million, respectively. These costs are being amortized on a straight-line basis between 4 and 5 years.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

g. Intangible assets, net

Intangible assets are stated at cost, adjusted for inflation (as described in Note 2.c), less accumulated amortization.

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

Represent primarily expenses incurred relating to pre-opening activities of certain shopping centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

(iv)	Advertising expenses

Advertising expenses relate to the Torres de Abasto project, which were fully amortized during fiscal year 2004 as permitted by the transition provisions of RT 17.

(v)	Tenant list – Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall, which is being amortized using the straight-line method over a five-year period.

h. Goodwill, net

Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at cost adjusted for inflation (as described in Note 2.c), and is amortized on a straight-line basis over its estimated economic life, not exceeding 10 years. As required by new accounting standards, goodwill is shown in a separate caption in the accompanying consolidated balance sheet.

i. Foreign currency assets and liabilities

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

3. Significant accounting policies (continued)

j. Income tax provision

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The statutory income tax rate was 35% for all the periods presented.

The Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes, as prescribed by Resolution MD No.11/2003 issued by the CPCECABA.

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP requires the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represents a departure from generally accepted accounting principles. However, such a departure did not have a significant effect on the accompanying consolidated financial statements.

k. Asset tax provision

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

l. Customer advances

Customer advances represent payments received in advance in connection with the lease of properties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

m. Provisions for contingencies and allowances

The Company provides for losses relating to accounts and mortgage receivables. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

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

At the date of issuance of these financial statements, the Company’s management believes that there are no conditions present to foresee potential contingencies having a significant negative impact on these financial statements.

n. Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. See note 3.g. (iv) for details. Advertising and promotion expenses were approximately Ps. 2.6 million, Ps. 1.5 million and Ps. 3.6 million for the years ended June 30, 2004, 2003 and 2002, respectively.

o. Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute.

The Company does not sponsor any employee stock ownership plans.

p. Impairment of long-lived assets

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

3. Significant accounting policies (continued)

q. Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

r. Derivative financial instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and to lower its overall financing costs. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults. For details on the Company’s derivative instruments activity, see Note 12.

•	Interest rate swaps

Interest rate swap agreements are recognized in the balance sheet at their fair market values with changes reported in earnings.

•	Foreign currency forward-exchange contracts

Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. The foreign currency forward-exchange contracts are recognized in the financial statements at their fair market value, with changes reported in earnings.

s. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

t. Receivables from leases and services and trade payables

Receivables from leases and services and trade payables have been valued at the price applicable to spot operations at the time of the transaction plus accrued interest based on the internal rate of return.

u. Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of related costs, plus accrued interest based on the interest rate estimated at the time of the transaction.

v. Other receivables and liabilities

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

w. Related party balances

Receivables and liabilities with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

x. Earnings per share

The Company is required to disclose earnings per share information for all periods presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income (loss) available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income (loss) for the period by the weighted-average number of common shares and potential common shares outstanding during the period.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the period with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of the outstanding convertible debt in calculating diluted EPS.

4. Breakdown of the main captions

a. Cash and banks:

	As of June 30,
	2004		2003
Cash in local currency	Ps.	636,754	Ps.	606,055
Cash in foreign currency		1,870,807		2,143,526
Banks in local currency		10,489,099		4,776,914
Banks in foreign currency		29,579,918		13,835,199
Saving accounts		1,348,717		1,611,951

	Ps.	43,925,295	Ps.	22,973,645

b. Investments:
	As of June 30,
	2004		2003
Current
Mutual funds	Ps.	24,371,172	Ps.	5,313,674
Retained interests in transferred credit card receivables (i)		6,676,928		4,719,057
Government bonds (ii)		300,294		2,981,305

	Ps.	31,348,394	Ps.	13,014,036

Non-current
Retained interests in transferred credit card receivables (i)	Ps.	12,000,681	Ps.	2,567,194
Pérez Cuesta S.A.C.I (iii)		5,763,106		5,628,135
E-Commerce Latina S.A. (iv)		1,435,039		2,899,210
Trust debt securities (i)		1,410,000		—

	Ps.	20,608,826	Ps.	11,094,539

(i)	As part of its credit card securitization programs, the Company transfers credit card receivables to a Trust in exchange for cash and certificates representing undivided interests in such receivables. Trust debt securities represent debt certificates (TDFs) issued by the trust which are valued at amortized cost. Retained interests in transferred credit card receivables represent equity certificates (CPs) issued by the trust which are accounted for under the equity method of accounting (See Note 11 for details).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

b. Investments (continued):

(ii)	Not considered cash equivalents for purposes of presenting the consolidated statements of cash flows.
(iii)	The Company owns an 18.9% interest in Pérez Cuesta.
(iv)	The Company owns a 49% interest in Altocity.Com through a 50% interest in E-Commerce Latina.

c. Accounts receivable, net:

	As of June 30,
	2004	2003
Current
Leases and services receivables	Ps.9,278,338	Ps.20,464,030
Credit card receivables	13,722,227	19,656,822
Checks to be deposited	9,809,994	6,177,030
Debtors under legal proceedings	23,068,116	22,054,254
Pass-through expenses receivables (i)	4,498,199	5,422,451
Mortgage receivables (ii)	206,092	305,895
Notes receivables	457,286	213,808
Less:
Allowance for doubtful accounts (Note 17.d)	(34,061,561)	(45,332,888)

	Ps.26,978,691	Ps.28,961,402

Non-current
Credit card receivables	Ps. 1,833,753	Ps. 1,235,845
Mortgage receivables (ii)	960,616	1,158,850
Less:
Allowance for doubtful accounts (Note 17.d)	(44,964)	(53,921)

	Ps. 2,749,405	Ps. 2,340,774

(i)	Pass-through expenses receivable primarily represent maintenance and other operating costs relating to the common area of shopping centers paid by the Company on behalf of tenants.
(ii)	Mortgage receivables consists of fixed-rate mortgages. At June 30, 2004, the remaining principal balance consists of mortgage receivables from several borrowers. The amount due from the largest individual borrower was Ps. 82,150 at a contractual interest rate of 14%.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

d. Other receivables and prepaid expenses, net:

	As of June, 30
	2004		2003
Current
Interest rate swap receivable (i)	Ps.	13,572,363	Ps.	—
Income tax credits		1,832,712		51,418
Prepaid services		1,620,580		330,356
Prepaid expenses		1,366,016		284,824
Guarantee deposits (ii)		1,319,334		889,951
Shareholders receivable		963,388		676,654
Asset tax credits		581,442		—
Related parties (Note 6)		546,825		1,093,466
Other tax credits		398,955		112,200
Prepaid gross sales tax		377,699		247,415
Interest receivable for swap guarantees of interest rates (i)		243,367		306,866
Prepaid property tax		150,139		—
Dividends receivable (Note 6)		75,000		75,000
Others		794,723		783,312

	Ps.	23,842,543	Ps.	4,851,462

Non-Current
Asset tax credits	Ps.	32,161,130	Ps.	25,771,356
Deferred income tax (Note 14)		—		12,173,390
Interest rate swap receivable (i)		—		8,172,241
Mortgage receivable (iii)		2,208,275		2,208,275
Value Added Tax (“VAT”) receivable		550,793		550,381
Prepaid gross sales tax		438,131		318,153
Guarantee deposits		—		646,666
Others		382,463		49,379
Less:
Allowance for doubtful mortgage receivable (Note 17.d)		(2,208,275)		(2,208,275)

	Ps.	33,532,517	Ps.	47,681,566

(i)	Represents the net amount of US$ 50.0 million deposited as collateral and US$ 45.4 million payable for the swap agreement (US$ 47.1 million at June 30, 2003). See Note 12 for details.
(ii)	At June 30, 2004 includes Ps. 0.3 million related to a deposit required as collateral for certain labor lawsuits of the Company and Ps. 0.8 million of cash reserves related to the Company’s securitization programs. See Note 11.
(iii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

e. Trade accounts payable:

	As of June 30,
	2004	2003
Current
Suppliers	Ps.26,949,435	Ps.16,130,519
Accruals	3,866,561	2,384,358
Imports payable	1,008,361	963,817

	Ps.31,824,357	Ps.19,478,694

Non-current
Imports payable	Ps. 2,864,961	Ps. 3,609,629

	Ps. 2,864,961	Ps. 3,609,629

f. Short-term and long-term debt:
Short-term debt consists of the following:
	As of June 30,
	2004	2003
Uncollateralized loans plus accrued interest (i)	Ps. 1,007,397	Ps. 5,983,770
Notes plus accrued interest (ii)	51,322,758	1,701,759
Senior Notes plus accrued interest (iii)	32,150,128	7,043,409
Accrued interest on Convertible Notes (iv) (Note 6)	6,560,919	6,308,960
Seller financing plus accrued interest (v)	5,781,165	5,491,231
Deferred financing costs (vi)	(1,276,417)	(1,873,143)
Mortgage loans (vii)	41,792	43,294

	Ps.95,587,742	Ps.24,699,280

Long-term debt consists of the following:
	As of June 30,
	2004	2003
Convertible Notes (iv) (Note 6)	Ps.145,135,483	Ps.139,561,845
Notes (ii)	—	49,621,000
Senior Notes (iii)	—	30,305,498
Deferred financing costs (vi)	(70,608)	(1,349,510)

	Ps.145,064,875	Ps.218,138,833

(i)	Generally, the Company’s short-term borrowings are in the form of overdraft facilities and/or bank loans with original maturities of less than one year. The weighted average interest rates on short-term debt were 9.0% and 9.6% as of June 30, 2004 and 2003, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes. The Company had unused lines of credit under the short-term bank lines of Ps. 115.8 million at June 30, 2004.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

f. Short-term and long-term debt (continued):

(ii)	On April 7, 2000, the Company issued Ps. 85.0 million 14.875% unsecured notes due April 7, 2005 (the “Notes”). Interest on the Notes are payable semiannually on April 7 and October 7 of each year, commencing October 7, 2000. Proceeds from this issuance were used to repay certain outstanding bridge financing obtained by the Company. The Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios. During the years ended June 30, 2003, 2002 and 2001, the Company redeemed Ps. 1.8 million, Ps. 15.5 million and Ps. 18.1 million of the Notes, respectively, at different prices below par plus accrued interest. At June 30, 2004 and 2003 the balance was comprised of Ps. 49.6 million of principal and Ps. 1.7 million of accrued interest. Subsequent to June 30, 2004 the Company redeemed an additional Ps. 1.2 million of the Notes.
(iii)	On January 18, 2001, APSA together with its wholly owned subsidiary, SAPSA, issued US$ 120.0 million of Senior Notes. The Senior Notes were issued in three classes: US$ 40.0 million aggregate principal amount of Class A-2 Senior Notes, due January 13, 2005, priced at 100%; US$ 5.0 million aggregate principal amount of Class B-1 Senior Notes, due January 13, 2005, priced at 100%; and US$ 75.0 million aggregate principal amount of Class B-2 Senior Notes, maturing at various dates through January 13, 2005, priced at 100%. Interest on Class A-2, Class B-1 and Class B-2 Senior Notes accrues at a Badlar rate (as defined below) plus 395 basis points, 90-day Libor plus 475 basis points and Badlar rate plus 395 basis points, respectively (“30-day Badlar” represents a referenced average interest rate payable by several private banks in Argentina to US dollar-denominated time deposits of US$ 1 million or more, as adjusted in accordance with a specified formula). Pursuant to Decree N° 214, debts in U.S. dollars or other foreign currencies in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency. As from February 3, 2002, an adjusting index (CER) is being applied to the balances. During the year ended June 30, 2003 the Company repurchased Ps. 80.8 million of the Senior Notes; the Company used a portion of the proceeds received from the issuance of Convertible Notes to finance the repurchase of Senior Notes for Ps. 52.8 million. At June 30, 2003 the outstanding principal balance amounted to Ps. 20.8 million. During the year ended June 30, 2004 the Company made principal payments at maturity for Ps. 3.3 million. As of June 30, 2004 the outstanding principal balance was Ps. 17.5 million and the rate applied to this debt was 8% per annum. In August 2004 the Company repurchased Ps. 13.7 million of the Senior Notes. The Senior Notes are collateralized by a pledge on the shares of SAPSA. The Senior Notes include various restrictive covenants, which among other things require the Company to maintain certain financial ratios.
(iv)	See Note 15, for details of the issuance of Convertible Notes.
(v)	As of June 30, 2004 this balance included a principal amount of Ps. 3.3 million relating to the seller financing obtained in the acquisition of Shopping Neuquén, and Ps. 1.8 million relating to the CER. Such seller financing accrues interest at six-month LIBOR. As of June 30, 2004, the six-month LIBOR was 1.94%.
(vi)	Deferred financing costs represent fees and expenses incurred in connection with the issuance of the Company’s short-term and long-term debt, which are being amortized to expense during the term of the related debt.
(vii)	This balance relates to a loan collateralized by a mortgage on certain property of the Company, which book value is Ps. 3.3 million as of June 30, 2004.

g. Salaries and social security payable:

	As of June 30,
	2004	2003
Provision for vacation and bonuses	Ps.3,344,538	Ps.2,605,921
Social security payable	946,417	651,521
Salaries payable	778,445	360,886
Other	674,376	164,698

	Ps.5,743,776	Ps.3,783,026

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

h. Taxes payable:

	As of June 30,
	2004		2003
Current
Asset tax payable, net	Ps.	2,350,850	Ps.	2,117,320
VAT payable, net		1,793,323		2,069,899
Other tax withholdings		1,016,696		575,858
Income tax, net		998,313		263,697
Gross sales tax provision		647,299		461,569
Gross sales tax withholdings		220,037		261,305
Tax amnesty plan for gross sales tax payable		138,892		—
Other taxes		13,740		28,359
Property tax provision		—		34,211

	Ps.	7,179,150	Ps.	5,812,218

Non-current
Tax amnesty plan for gross sales tax payable	Ps.	1,982,996	Ps.	—
Deferred income tax (Note 14)		1,934,751		—

	Ps.	3,917,747	Ps.	—

i. Customer advances:
	As of June 30,
	2004		2003
Current
Admission rights (i)	Ps.	11,495,390	Ps.	7,442,488
Lease advances (ii)		7,789,084		3,713,828
Guarantee deposits		47,802		55,802

	Ps.	19,332,276	Ps.	11,212,118

Non-current
Admission rights (i)	Ps.	17,443,691	Ps.	14,044,014
Lease advances (ii)		10,046,226		11,198,147
Guarantee deposits		56,376		75,964

	Ps.	27,546,293	Ps.	25,318,125

(i)	Admission rights represent non-refundable fees received from tenants upon entering into lease agreements with the Company. These amounts are deferred and amortized to income under the straight-line basis over the respective terms of the agreements. Also, the current and non-current balance includes an advance of Ps. 0.1 million and 4.4 million, respectively, received from NAI in connection with the Rosario Project, which will be settled by offsetting it against the admission rights related to the lease space of the movie theater complex to be constructed by the Company.
(ii)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 7.3 million as of June 30, 2004, respectively, and Ps. 1.2 million and Ps. 8.2 million as of June 30, 2003, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of June 30, 2004 the six-month LIBOR was 1.94%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the space it rents.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

j. Other liabilities:

	As of June 30,
	2004		2003
Current
Accrual for directors fees, net (Note 6)	Ps.	2,537,479	Ps.	3,164,123
Donations payable (Note 6)		2,460,000		1,558,305
Contributed leasehold improvements (i)		212,220		212,220
Others		429,097		715,294

	Ps.	5,638,796	Ps.	5,649,942

Non-current
Contributed leasehold improvements (i)	Ps.	689,691	Ps.	901,924
Directors’ guarantee deposits		12,000		12,000

	Ps.	701,691	Ps.	913,924

(i)	Contributed leasehold improvements relate to improvements made by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the improvements as fixed asset based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2004 and 2003.

k. Provisions:

	As of June 30,
	2004		2003
Non-current
Provision for contingencies (i) (Note 17.d.)	Ps.	5,995,698	Ps.	3,927,125

	Ps.	5,995,698	Ps.	3,927,125

(i)	This reserve relates to: (a) labor lawsuits filed against the Company, (b) an assessment issued by the national fiscal authorities to the Company relating to differences in the computation of estimated useful lives of shopping centers, and (c) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5. Shareholders’ equity

a. Common stock

As of June 30, 2004, the Company had 727.7 million authorized and outstanding shares of common stock, having a par value of Ps. 0.10 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There was no share activity during the year ended June 30, 2002. During fiscal years 2003 and 2004, certain holders of the Convertible Notes exercised its conversion rights and, as a result, the Company issued 4.8 million and 22.9 million shares of common stock, respectively.

b. Inflation adjustment of common stock

As discussed in Note 2.c., the Company’s financial statements were prepared on the basis of general price-level accounting, which reflects changes in the purchasing power of the Argentine Peso in the historical financial statements, until February 28, 2003. Accordingly, the inflation adjustment related to common stock was appropriated to an inflation adjustment reserve, which forms part of shareholders’ equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserve may be applied only towards the issuance of common stock to shareholders of the Company.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6. Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			(Expense) income included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2004		2003		2002		2004		2003
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	Ps.	—	Ps.	—	Ps.	—	Ps.	104,121	Ps.	121,869
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income from related parties		—		114,941		—		—		—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest with related parties		(14,557,920)		22,635,144		23,759,081		—		—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties		—		—		—		(5,393,996)		(4,585,754)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt		—		—		—		(4,135,725)		(3,914,817)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt		—		—		—		(91,487,245)		(86,600,503)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Income		59,319		—		—		—		—
IRSA Inversiones y Representaciones Sociedad Anónima.	Shareholder	Shared services - Salaries and bonuses		(122,826)		(72,627)		—		—		—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—		—		680,049
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties		10,227		32,247		—		—		—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(14,505)		—
Dalor S.A.	Minority shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Current payable with related parties		—		—		—		(160,793)		(172,661)
Dalor S.A.	Minority shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Accrued interest		(23,672)		(52,133)		(25,656)		—		—
Dolphin PLC	Related	Current payable with related parties		—		—		—		—		(184,503)
Dolphin PLC	Related	Other current receivables and prepaid expenses		—		—		—		4,898		—
Goldman Sachs and Co.	Shareholder	Current payable with related parties		—		—		—		(6,512)		(6,512)
Goldman Sachs and Co.	Shareholder	Short-term debt		—		—		—		(409,370)		(387,504)
Goldman Sachs and Co.	Shareholder	Long-term debt		—		—		—		(9,055,769)		(8,572,060)
Goldman Sachs and Co.	Shareholder	Interest with related parties		(1,381,631)		1,654,048		—		—		—
Parque Arauco	Shareholder	Short-term debt		—		—		—		(1,998,936)		(1,892,164)
Parque Arauco	Shareholder	Long-term debt		—		—		—		(44,218,882)		(41,856,954)
Parque Arauco	Shareholder	Interest with related parties		(7,015,535)		11,062,277		(1,981,521)		—		—
Parque Arauco	Shareholder	Current payable with related parties		—		—		—		(2,424,070)		(2,154,970)
Pérez Cuesta S.A.C.I.	Equity investee	Other current receivables and prepaid expenses-Dividends receivable		—		—		—		75,000		75,000
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses		—		—		—		16,986		16,566
Altocity.Com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses		—		—		—		59,250		58,417
Altocity.Com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties		—		—		—		(175,721)		(79,198)
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—		175,133		216,565
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(87,359)		(261,383)
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties		21,384		—		—		—		—
Llao-Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—		24,632		—
Llao-Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(6,000)		—
Red alternativa S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—		1,210		—
Nuevas Fronteras S.A	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(4,239)		—
Grupo Bapro S.A	Minority shareholder of ERSA, a majority-owned subsidiary of the Company	Dividends payable		—		—		—		(303,221)		(303,221)
Buenos Aires Equity Investment N.V.	Minority shareholder of ERSA, a majority-owned subsidiary of the Company	Dividends payable		—		—		—		(34,457)		(34,457)
Directors and management	Directors and management	Other current receivables and prepaid expenses		—		—		—		160		—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties		—		—		—		(159,524)		—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services		(628,377)		(871,091)		(1,330,240)		—		—
Fundación IRSA	Related	Other current liabilities - Donations payable		—		—		—		(2,460,000)		(1,558,305)
Fundación IRSA	Related	Other (expense) income, net - Donations		(2,357,695)		(1,710,305)		(83,232)		—		—
Loans to personnel	Personnel	Other current receivables and prepaid expenses		—		—		—		160,435		—
Directors	Directors	Short-term debt		—		—		—		(11,138)		(10,543)
Directors	Directors	Long-term debt		—		—		—		(246,390)		(233,229)
Directors	Directors	Interest with related parties		(37,591)		45,003		—		—		—
Directors	Directors	Other current liabilities		—		—		—		(2,537,479)		(3,164,123)
Directors	Directors	Directors fees		(4,300,763)		(4,133,108)		(2,173,930)		—		—

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6. Balances and transactions with related parties (continued)

As discussed in Note 15, in August 2002 the Company issued US$ 50 million of Convertible Notes. IRSA, a shareholder of the Company, subscribed US$ 30.0 million of the Company’s Convertible Notes. For details of the issuance, see Note 15.

7. Financial results, net

	Years ended June 30,
	2004		2003		2002
Generated by assets:
Impairment of long-lived assets	Ps.	—	Ps.	(5,222,763)	Ps.	(62,770,980)
Recovery of impairment of long-lived assets		26,908,076		15,696,125		—
Interest income		4,892,383		5,664,471		5,402,266
Interest income from related parties (Note 6)		31,611		147,188		—
Loss on exposure to inflation		—		(12,096,767)		(89,738,413)

	Ps.	31,832,070	Ps.	4,188,254	Ps.	(147,107,127)

Generated by liabilities:
Interest (expense) income	Ps.	(6,315,378)	Ps.	(62,572,994)	Ps.	157,864,386
Results from derivative instruments (Note 12)		11,238,451		79,874,409		(162,185,608)
Exchange differences, net		(6,817,940)		50,152,823		(862,045)
Interest and exchange differences with related parties (Note 6)		(22,992,677)		35,396,472		21,777,560
Gain on exposure to inflation		—		5,737,266		40,691,478
Gain on repurchase of debt (See Note 8 (i))		—		6,749,108		—
Others		(404,305)		(884,201)		(1,367,599)

	Ps.	(25,291,849)	Ps.	114,452,883	Ps.	55,918,172

	Ps.	6,540,221	Ps.	118,641,137	Ps.	(91,188,955)

8. Other (expense) income, net
	Years ended June 30,
	2004		2003		2002
Donations (Note 6)	Ps.	(2,384,893)	Ps.	(1,944,025)	Ps.	(99,754)
Provision for contingencies, net		(2,174,327)		(2,147,844)		(7,194,847)
Tax amnesty plan for gross sales tax		(2,132,910)		—		—
Recovery of allowance for doubtful accounts, net		1,045,008		—		—
Gain on early redemption of loans		784,560		—		—
Gain (loss) on repurchase of debt (i)		—		13,029,776		(395,868)
Gain from sale of intangible assets		—		2,097,878		—
Loss from sale of fixed assets		—		—		(11,943)
Allowance for doubtful mortgage receivable		—		—		(2,855,832)
Recovery of provision for contingencies		—		26,982		117,306
Write-off of abandoned investment projects		—		—		(333,222)
Others		62,363		2,209,102		(65,098)

	Ps.	(4,800,199)	Ps.	13,271,869	Ps.	(10,839,258)

(i)	During the year ended June 30, 2003, the Company repurchased a portion of the Senior Notes and the Notes (Ps. 80.8 million and Ps. 1.8 million, respectively), at different prices below par plus accrued interest. In connection with the repurchase, the Company recorded a gain of Ps. 19.8 million (Ps. 12.9 million after tax). Such gain is net of a charge of Ps. 5.4 million (Ps. 3.5 million after tax) relating to the amortization of deferred financing costs associated with the repurchased obligations.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

8. Other (expense) income, net (continued)

During the year ended June 30, 2002, the Company repurchased Notes for Ps. 17.4 million, at different prices below par plus accrued interest. In connection with the repurchase, the Company recorded a loss of Ps. 0.4 million (Ps. 0.3 million after tax). Such loss is net of a charge of Ps. 0.7 million relating to the amortization of deferred financing costs associated with the repurchased obligations.

9. Segment information

General information

The Company is required to disclose segment information in accordance with RT 18. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. At June 30, 2004 the Company has three reportable segments. These segments are “leases and services”, “credit card operations” and “others”. Others primarily include sales and development properties and e-commerce activities.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop.

•	Others

As stated above, this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings properties (sales and development properties) and the Company’s equity in the results of E-Commerce Latina (e-commerce activities). This segment also includes the operating results of Alto Research and Development S.A. (formerly Alto Invest S.A.), a subsidiary currently engaged in the provision of managerial, technological, commercial and financial training, primarily focused on shopping center-related activities. In the past, Alto Invest S.A. was a web-based provider of comprehensive investing tools, planning and financial information which generated revenues from website advertising and commissions charged to customers for on-line trading. During fiscal year 2004, the shareholders of Alto Research and Development S.A. decided to broaden the scope of its corporate purpose.

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

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9. Segment information (continued)

As of and for the year ended June 30, 2004:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2004
Revenues	Ps.	113,437,829	Ps.	30,034,394	Ps.	64,153	Ps.	143,536,376	Ps	(i)(286,330)	Ps.	143,250,046
Costs		(60,004,671)		(13,821,151)		(28,440)		(73,854,262)		(i)(ii)1,856,090		(71,998,172)

Gross profit	Ps.	53,433,158	Ps.	16,213,243	Ps.	35,713	Ps.	69,682,114	Ps.	1,569,760	Ps.	71,251,874

Selling expenses		(6,464,364)		(4,514,727)		(126,507)		(11,105,598)		233,751		(10,871,847)
Administrative expenses		(12,505,361)		(8,185,224)		(30,349)		(20,720,934)		—		(20,720,934)
Net income in credit card trust		—		260,941		—		260,941		—		260,941

Operating income (loss)	Ps.	34,463,433	Ps.	3,774,233	Ps.	(121,143)	Ps.	38,116,523	Ps.	1,803,511	Ps.	39,920,034

Equity gain (loss) from related companies		337,656		—		(1,464,172)		(1,126,516)		—		(1,126,516)
Amortization of goodwill		(4,584,275)		(242,267)		—		(4,826,542)		—		(4,826,542)
Financial results, net		4,850,232		172,888		3,086,861		8,109,981		(ii)(1,569,760)		6,540,221
Other (expense) income, net		(3,225,436)		792,666		(2,133,678)		(4,566,448)		(233,751)		(4,800,199)

Income (loss) before taxes and minority interest	Ps.	31,841,610	Ps.	4,497,520	Ps.	(632,132)	Ps.	35,706,998	Ps.	—	Ps	-35,706,998

Income tax		(14,389,040)		(1,927,565)		5,287		(16,311,318)		—		(16,311,318)
Minority interest		4,304		(562,444)		—		(558,140)		—		(558,140)

Net income (loss)	Ps.	17,456,874	Ps.	2,007,511	Ps.	(626,845)	Ps.	18,837,540	Ps.	—	Ps.	18,837,540

Depreciation and amortization		56,102,331		2,245,179		57,029		58,404,539		—		58,404,539
Additions of fixed assets		19,335,091		1,062,035		—		20,397,126		—		20,397,126
Investment in equity method investees (see note 4.b.(iii) and (iv))		5,763,106		—		1,435,039		7,198,145		—		7,198,145

Operating assets		860,199,739		14,427,482		46,833,910		921,461,131		—		921,461,131
Non operating assets		205,974,269		26,207,486		1,650,198		233,831,953		(iii)(9,363,570)		224,468,383

Total Assets	Ps.	1,066,174,008	Ps.	40,634,968	Ps.	48,484,108	Ps.	1,155,293,084	Ps.	(9,363,570)	Ps.	1,145,929,514

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9. Segment information (continued)

As of and for the year ended June 30, 2003:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2003
Revenues	Ps.	88,953,531	Ps.	24,934,629	Ps.	655,149	Ps.	114,543,309	Ps	(i)(327,886)	Ps.	114,215,423
Costs		(58,243,230)		(10,544,803)		(1,001,402)		(69,789,435)		(i) (ii)2,214,568		(67,574,867)

Gross profit (loss)	Ps.	30,710,301	Ps.	14,389,826	Ps.	(346,253)	Ps.	44,753,874	Ps.	1,886,682	Ps.	46,640,556

Selling expenses		(7,251,012)		(10,246,197)		(96,328)		(17,593,537)		—		(17,593,537)
Administrative expenses		(12,321,778)		(5,886,895)		(18,809)		(18,227,482)		—		(18,227,482)
Net loss in credit card trust		—		(4,077,136)		—		(4,077,136)		—		(4,077,136)
Torres de Abasto unit contracts’ rescissions		—		—		9,682		9,682		—		9,682

Operating income (loss)	Ps.	11,137,511	Ps.	(5,820,402)	Ps.	(451,708)	Ps.	4,865,401	Ps.	1,886,682	Ps.	6,752,083

Equity loss from related companies		(8,818,720)		—		(3,253,455)		(12,072,175)		—		(12,072,175)
Amortization of goodwill		(4,584,787)		(242,268)		—		(4,827,055)		—		(4,827,055)
Financial results, net		118,459,391		557,476		1,510,952		120,527,819		(ii)(1,886,682)		118,641,137
Other income, net		12,532,691		10,777		728,401		13,271,869		—		13,271,869

Income (loss) before taxes and minority interest	Ps.	128,726,086	Ps.	(5,494,417)	Ps.	(1,465,810)	Ps.	121,765,859	Ps.	—	Ps	121,765,859

Income tax		(48,786,860)		939,582		1,092,177		(46,755,101)		—		(46,755,101)
Minority interest		1,463,862		862,514		13,471		2,339,847		—		2,339,847

Net income (loss)	Ps.	81,403,088	Ps.	(3,692,321)	Ps.	(360,162)	Ps.	77,350,605	Ps.	—	Ps.	77,350,605

Depreciation and amortization		56,187,889		4,893,095		302,253		61,383,237		—		61,383,237
Additions of fixed assets		2,175,845		243,536		28,606		2,447,987		—		2,447,987
Investment in equity method investees (see note 4.b.(iii) and (iv))		5,628,135		—		2,899,210		8,527,345		—		8,527,345

Operating assets		870,859,020		20,788,426		3,122,850		894,770,296		—		894,770,296
Non operating assets		181,968,662		13,816,991		25,829,929		221,615,582		(iii)(12,048,853)		209,566,729

Total Assets	Ps.	1,052,827,682	Ps.	34,605,417	Ps.	28,952,779	Ps.	1,116,385,878	Ps.	(12,048,853)	Ps.	1,104,337,025

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9. Segment information (continued)

As of and for the year ended June 30, 2002:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2002
Revenues	Ps.	146,846,540	Ps.	45,840,408	Ps.	3,961,356	Ps.	196,648,304	Ps.	(i)(682,077)	Ps.	195,966,227
Costs		(72,746,300)		(16,724,098)		(5,723,141)		(95,193,539)		(i)(ii)4,122,973		(91,070,566)

Gross profit (loss)	Ps.	74,100,240	Ps.	29,116,310	Ps.	(1,761,785)	Ps.	101,454,765	Ps.	3,440,896	Ps.	104,895,661

Selling expenses		(41,696,110)		(21,034,672)		(481,044)		(63,211,826)		—		(63,211,826)
Administrative expenses		(13,302,480)		(12,031,436)		(49,581)		(25,383,497)		—		(25,383,497)
Net loss in credit card trust		—		(4,068,787)		—		(4,068,787)		—		(4,068,787)
Torres de Abasto unit contracts’ rescissions		—		—		60,394		60,394		—		60,394

Operating income (loss)	Ps.	19,101,650	Ps.	(8,018,585)	Ps.	(2,232,016)	Ps.	8,851,049	Ps.	3,440,896	Ps.	12,291,945

Equity gain (loss) from related companies		3,149,562		—		(8,044,604)		(4,895,042)		—		(4,895,042)
Amortization of goodwill		(4,584,557)		(242,255)		—		(4,826,812)		—		(4,826,812)
Financial results, net		(78,257,741)		(3,210,408)		(6,279,910)		(87,748,059)		(ii)(3,440,896)		(91,188,955)
Other expense, net		(10,280,349)		(153,364)		(405,545)		(10,839,258)		—		(10,839,258)

Loss before taxes and minority interest	Ps.	(70,871,435)	Ps.	(11,624,612)	Ps.	(16,962,075)	Ps.	(99,458,122)	Ps.	—	Ps.	(99,458,122)

Income tax		81,458,309		1,484,303		49,942		82,992,554		—		82,992,554
Minority interest		2,862,408		1,979,611		271,741		5,113,760		—		5,113,760

Net income (loss)	Ps.	13,449,282	Ps.	(8,160,698)	Ps.	(16,640,392)	Ps.	(11,351,808)	Ps.	—	Ps.	(11,351,808)

Depreciation and amortization		61,846,975		4,339,227		325,199		66,511,401		—		66,511,401
Additions of fixed assets		3,047,482		443,020		—		3,490,502		—		3,490,502
Investment in equity method investees (see note 4.b.(iii) and (iv))		14,469,008		—		6,152,668		20,621,676		—		20,621,676

Operating assets		963,515,893		11,920,402		2,767,843		978,204,138		—		978,204,138
Non operating assets		179,251,590		31,299,090		27,468,427		238,019,107		(iii)(15,183,870)		222,835,237

Total Assets	Ps.	1,142,767,483	Ps.	43,219,492	Ps.	30,236,270	Ps.	1,216,223,245	Ps.	(15,183,870)	Ps.	1,201,039,375

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10. Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2004 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Investments (1)	Ps.	24,291,026	Ps.	—	Ps.	—	Ps.	—	Ps.	13,410,681	Ps.	6,676,928	Ps.	380,440	Ps.	44,759,075
Accounts receivable, net		14,637,014		4,281,672		2,574,178		1,652,716		2,749,405		3,833,111		—		29,728,096
Other receivables and prepaid expenses, net		4,450,183		3,229,024		14,084,528		218,363		33,532,517		—		1,860,445		57,375,060

	Ps.	43,378,223	Ps.	7,510,696	Ps.	16,658,706	Ps.	1,871,079	Ps.	49,692,603	Ps.	10,510,039	Ps.	2,240,885	Ps.	131,862,231

Liabilities
Trade accounts payable	Ps.	25,150,688	Ps.	421,275	Ps.	274,443	Ps.	199,764	Ps.	2,864,961	Ps.	5,778,187	Ps.	—	Ps.	34,689,318
Customer advances		6,139,998		4,523,308		4,351,234		4,317,736		27,546,293		—		—		46,878,569
Short-term and long-term debt		7,181,361		26,822		38,848,517		49,489,251		145,064,875		—		41,791		240,652,617
Related parties		8,258,560		162,845		—		—		—		—		11,314		8,432,719
Other liabilities (2)		9,583,479		7,604,552		1,105,096		606,273		2,684,687		—		7,930,449		29,514,536

	Ps.	56,314,086	Ps.	12,738,802	Ps.	44,579,290	Ps.	54,613,024	Ps.	178,160,816	Ps.	5,778,187	Ps.	7,983,554	Ps.	360,167,759

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments (1)	Ps.	—	Ps.	—	Ps.	24,637,491	Ps.	—	Ps.	6,710,903	Ps.	13,410,681	Ps.	44,759,075
Accounts receivable, net		—		—		206,092		960,616		26,772,599		1,788,789		29,728,096
Other receivables and prepaid expenses, net		—		—		13,572,363		—		10,270,180		33,532,517		57,375,060

	Ps.	—	Ps.	—	Ps.	38,415,946	Ps.	960,616	Ps.	43,753,682	Ps.	48,731,987	Ps.	131,862,231

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	1,008,361	Ps.	2,864,961	Ps.	30,815,996	Ps.	—	Ps.	34,689,318
Customer advances		—		—		1,220,000		7,277,217		18,112,276		20,269,076		46,878,569
Short-term and long-term debt		68,427,207		145,064,875		27,160,535		—		—		—		240,652,617
Related parties		7,974,511		—		—		—		458,208		—		8,432,719
Other liabilities (2)		138,892		1,982,996		—		—		18,760,508		8,632,140		29,514,536

	Ps.	76,540,610	Ps.	147,047,871	Ps.	29,388,896	Ps.	10,142,178	Ps.	68,146,988	Ps.	28,901,216	Ps.	360,167,759

(1)	Represents mutual funds, government bonds, retained interest in transferred credit card receivables and trust debt securities.
(2)	Represents salaries and social security payable, taxes payable, dividends payable, other liabilities and provisions.

11. Tarshop credit card receivables securitization

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under certain of these programs, in the past the Company acted as the servicer on the accounts and received a fee for its services.

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

At June 30, 2004 the Company has eight securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 108.2 million of its customer credit card receivable balances to Trusts in exchange for Ps. 90.7 million in cash proceeds, Ps. 1.4 million variable rate interest TDFs, and Ps. 16.1 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 33.1 million 9% fixed-rate interest TDFs, Ps. 11.1 million 10% fixed-rate interest TDFs, Ps. 4.1 million 13% fixed-rate interest TDFs, Ps. 11.0 million 14% fixed-rate interest TDFs, Ps. 0.9 million 15% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 11.9 million variable rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.8 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

12. Derivative Instruments

The Company’s derivative activity during fiscal years 2004, 2003 and 2002 is presented below:

(i) Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. As collateral for the revised agreement, the Company was required to make a deposit of US$ 50.0 million with the counterparty. The swap agreement is carried on the consolidated balance sheet at its fair market value. The fair market value of the swap agreement amounted to US$ (45.4) million and US$ (47.1) million at June 30, 2004 and 2003, respectively. See Note 4.d.(i) for details. During the years ended June 30, 2004, 2003 and 2002 the Company recognized a net gain (loss) of Ps. 11.2 million, Ps. 79.9 million and Ps. (162.2) million, respectively, in connection with the swap agreement which have been included within “Financial results, net” in the accompanying consolidated statement of income. The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

(ii) Foreign currency forward-exchange contracts

In the past, consistent with the Company’s risk management policies, the Company used foreign currency forward-exchange contracts as a supplement to reduce its overall financing costs. At June 30, 2001, the Company had three outstanding foreign currency forward-exchange contracts with financial institutions to sell an aggregate amount of US$ 80.0 million with a final maturity through September 15, 2001. The Company recognized a net gain of Ps. 0.3 million during the years ended June 30, 2002 related to these contracts.

13. Earnings per share

The following tables set forth the computation of basic and diluted net income (loss) per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2004		2003		2002
Numerator:
Net income (loss) available to common shareholders	Ps.	18,837,540	Ps.	77,350,605	Ps.	(11,351,808)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		14,283,721		14,636,950		—
Foreign currency exchange loss (gain) related to the Convertible Notes		7,857,459		(41,774,272)		—
Income tax effects		(7,749,413)		9,498,063		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	33,229,307	Ps.	59,711,346	Ps.	(11,351,808)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

13. Earnings per share (continued)

	Year ended June 30,
	2004		2003		2002
Denominator:
Weighted-average number of shares outstanding	Ps.	716,436,002	Ps.	701,016,763	Ps.	700,000,000
Plus: incremental shares of assumed conversions:
Convertible Notes		1,451,354,820		1,326,531,395		—

Adjusted weighted-average number of shares	Ps.	2,167,790,822	Ps.	2,027,548,158	Ps.	700,000,000

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.03	Ps.	0.11	Ps.	(0.02)
Diluted net income (loss) per common share	Ps.	0.02	Ps.	0.03	Ps.	(0.02)

14. Income taxes

As described in Note 3.j, the Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense (benefit) for the years ended June 30, 2004, 2003 and 2002 consisted of the following:

	2004		2003		2002
Current income tax expense	Ps.	2,203,177	Ps.	729,521	Ps.	1,450,071
Deferred income tax expense (benefit)		14,108,141		46,025,580		(84,442,625)

Income tax expense (benefit)	Ps.	16,311,318	Ps.	46,755,101	Ps.	(82,992,554)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2004 and 2003 are presented below:

	2004
	Balances at beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Investments	Ps.	(184,170)	Ps.	184,170	Ps.	—
Accounts receivable		6,099,971		(3,697,590)		2,402,381
Other receivables and prepaid expenses		232,670		(339,172)		(106,502)
Inventory		(147,061)		—		(147,061)
Fixed assets		(9,025,257)		(1,218,127)		(10,243,384)
Intangible assets		(1,734,281)		1,237,186		(497,095)
Short-term and long-term debt		611,986		(681,840)		(69,854)
Other liabilities		1,521,859		(1,097,652)		424,207
Provisions		—		2,098,494		2,098,494
Tax loss carryforwards (i)		15,096,056		(10,736,948)		4,359,108
Valuation allowance		(298,383)		143,338		(155,045)

Net deferred income tax asset (liability)	Ps.	12,173,390	Ps.	(14,108,141)	Ps.	(1,934,751)

(i)	As of June 30, 2004 the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 12.4 million, which expire at various dates beginning in 2005 and ending in 2009.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

14. Income taxes (continued)

Income tax expense (benefit) for the years ended June 30, 2004, 2003 and 2002 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	2004		2003		2002
Income tax expense (benefit) at statutory tax rate on pretax income (loss)	Ps.	12,497,449	Ps.	42,618,051	Ps.	(34,810,343)
Non-deductible expenses		1,606,662		4,836,124		2,018,238
Net loss in related companies		(3,879,640)		260,902		9,676,388
Change in valuation allowance		(143,338)		(1,117,840)		—
Inflation adjustment		6,252,192		(202,106)		(101,406,682)
Others, net		(22,007)		359,970		41,529,845

Income tax expense (benefit)	Ps.	16,311,318	Ps.	46,755,101	Ps.	(82,992,554)

15. Issuance of Convertible Notes

On August 20, 2002 the Company issued US$ 50 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. Proceeds from the issuance of Convertible Notes were used to repay short-term bank loans for Ps. 27.3 million and for the redemption of the Senior Notes for a principal amount of Ps. 52.8 million. The Convertible Notes mature on July 19, 2006, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share . The conversion rate per U.S. dollar is the lesser amount of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of the Company’s common shares (Ps. 0.10). In the event all bondholders exercise their conversion right, the Company’s common shares would increase from 72.8 million to 217.9 million.

The issuance of the Convertible Notes was approved by the shareholders on December 4, 2001 and by the CNV on March 15, 2002, and authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002.

During fiscal years 2004 and 2003, holders of approximately US$ 0.8 million and US$ 0.2 million Convertible Notes exercised their conversion rights and, as a result, the Company issued 22,852,510 and 4,829,740 common shares, respectively. At June 30, 2004 the outstanding balance of Convertible Notes amounted to US$ 49.1 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the regulations of the SEC.

As discussed in Notes 2.c. and 3.j., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. The application of these CNV resolutions represents a departure from generally accepted accounting principles in Argentina. However, such departure did not have a material effect on the accompanying consolidated financial statements.

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

	Year ended June 30,
	2004		2003		2002
Reconciliation of net income (loss):
Net income (loss) as reported under Argentine GAAP	Ps.	18,837,540	Ps.	77,350,605	Ps.	(11,351,808)
US GAAP adjustments:
Revenue recognition from sales of development properties (Note 16.I.a)		—		—		220,772
Pre-operating and advertising expenses
-Original value (Note 16.I.c)		(561,090)		(181,963)		(406,541)
-Amortization (Note 16.I.c)		426,516		2,082,186		2,008,199
Software obtained for internal use (Note 16.I.d)		156,664		128,812		179,323
Amortization expense (Note 16.I.f)		4,826,542		4,827,055		(2,484,824)
Non-current investments in unconsolidated affiliated companies (Note 16.I.g)		1,752,963		197,438		(3,444,385)
Accounting for changes in interest in unconsolidated affiliated companies (Note 16.I.h)		—		—		(297,532)
Accounting for changes in interest in consolidated affiliated companies (Note 16.I.i)		—		(20,384)		—
Securitization accounting (Note 16.I.k)		(2,574,229)		5,244,746		(1,004,416)
Available-for-sale securities (Note 16.I.l)		159,930		(271,338)		(6,019)
Deferred charges (Note 16.I.m)		—		213,260		(62,359)
Amortization of fees related to the Senior Notes (Note 16.I.n)		597,117		503,664		(1,029,226)
Present-value accounting (Note 16.I.p)		(782,244)		1,281,622		—
Restoration of previously recognized impairment losses (Note 16.I.q)		(25,631,300)		(15,676,731)		—
Capitalization of interest costs (Note 16.I.r)		1,277,476		—		—
Deferred income tax (Note 16.I.s)		8,913,120		(10,993,063)		(147,026,476)
Minority interest (Note 16.I.t)		(147,904)		(828,755)		2,913,719

Net income (loss) under US GAAP	Ps.	7,251,101	Ps.	63,857,154	Ps.	(161,791,573)

Earnings per share under US GAAP (Note 16.II.k):
Basic net income (loss) per common share	Ps.	0.01	Ps.	0.09	Ps.	(0.23)
Diluted net income (loss) per common share	Ps.	0.01	Ps.	0.02	Ps.	(0.23)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

	As of June 30,
	2004		2003
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	Ps.	770,373,698	Ps.	759,250,907
US GAAP adjustments:
Appraisal revaluation of fixed assets (Note 16.I.b)		(3,952,571)		(3,952,571)
Pre-operating and advertising expenses
-Original value (Note 16.I.c)		(6,227,775)		(17,365,704)
-Accumulated amortization (Note 16.I.c)		4,566,326		15,838,829
Software obtained for internal use (Note 16.I.d)		(29,403)		(186,067)
Differences in basis relating to purchase accounting
-Original value (Note 16.I.e)		12,648,457		12,648,457
-Accumulated amortization (Note 16.I.f)		4,919,873		93,331
Non-current investments in unconsolidated affiliated companies (Note 16.I.g)		(2,485,277)		(4,238,240)
Securitization accounting (Note 16.I.k)		(1,387,448)		(813,198)
Amortization of fees related to the Senior Notes (Note 16.I.n)		(401,670)		(998,787)
Present-value accounting (Note 16.I.p)		499,378		1,281,622
Restoration of previously recognized impairment losses (Note 16.I.q)		(41,308,031)		(15,676,731)
Capitalization of interest costs (Note 16.I.r)		1,277,476		—
Deferred income tax (Note 16.I.s)		(145,850,027)		(154,119,130)
Minority interest (Note 16.I.t)		2,587,721		2,974,017

Shareholders’ equity under US GAAP	Ps.	595,230,727	Ps.	594,736,735

Description of changes in shareholders’ equity under US GAAP:
	Year ended June 30,
	2004		2003
Shareholders’ equity as of the beginning of the year	Ps.	594,736,735	Ps.	530,252,983
Cash dividends		(10,000,000)		—
Conversion of debt into common stock		2,285,251		484,542
Other comprehensive income		957,640		142,056
Net income under US GAAP		7,251,101		63,857,154

Shareholders’ equity as of the end of the year	Ps.	595,230,727	Ps.	594,736,735

a) Revenue recognition issues

•	Revenue from sales of development properties

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

Following is a description of revenues from sales of development properties, their associated costs and related loss on Torres de Abasto unit contracts’ rescissions under US GAAP for the years ended June 30, 2004, 2003 and 2002, respectively.

	Year ended June 30,
	2004	2003	2002
Sales	Ps.—	Ps.462,020	Ps.4,886,305
Costs	—	(699,141)	(6,060,260)
Torres de Abasto unit contracts’ rescissions	Ps.—	Ps. 9,682	Ps. 60,394

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

a) Revenue recognition issues (continued)

•	Other revenue recognition issues

As discussed in Note 3.a., certain of the Company’s lease contracts provide for the payment of additional rent based on a percentage of the tenant’s revenues. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, the Company does not have the inherent estimation process of a lessor that determines additional rent less frequently. Under Argentine GAAP, these contingent rents are not recognized until the required thresholds are exceeded. Under US GAAP, the Company considers that Emerging Issues Task Force 98-9 “Accounting for Contingent Rent” (“EITF 98-9”) is not applicable and that its accounting policy is consistent with the provisions of Staff Accounting Bulleting 101 (“SAB 101”) “Revenue Recognition”. As such, no difference exists between revenue recognized under Argentine GAAP and US GAAP.

As discussed in Note 3.a., certain of the Company’s lease contracts provide for schedule rent increases. Under US GAAP, the Company evaluated the guidance of FTB 85-3 and FTB 88-1 in accounting for its operating leases with scheduled rent increases. Under this guidance, rental income from leases with scheduled rent increases is to be recognized on a straight-line basis over the lease term. The Company determined that such guidance was not applicable for the Company’s lease operations. In reaching its conclusion, the Company has considered (i) that all of the Company’s lease contracts are cancelable as permitted under Argentine Law 24,808 (“Rentals Law”) provided that the lease has been in effect for at least six months and an insignificant penalty is paid by the tenant; and (ii) the level of past due lease accounts receivable and current delinquency rates.

b) Appraisal revaluation of fixed assets

As discussed in Note 3.e., under Argentine GAAP, the Company recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore, this reserve has been reversed.

c) Pre-operating and advertising expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre opening activities of the Company’s shopping centers. These costs are being amortized under the straight-line basis over 3 years. Under US GAAP, these costs are expensed as incurred.

In the past, under Argentine GAAP the Company also capitalized certain advertising and promotion costs related to certain shopping centers, which were amortized under the straight-line basis over 3 years. Under US GAAP, all of these costs were expensed as incurred.

d) Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of software for internal use. Under US GAAP, the Company applies Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Company (i) expensed Ps. nil, Ps. nil and Ps. 0.2 million of capitalized software costs for the years ended June 30, 2004, 2003 and 2002, respectively, and (ii) reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.2 million, Ps. 0.1 million and Ps. 0.4 million for the years ended June 30, 2004, 2003 and 2002, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

e) Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its acquisitions. Accordingly, the fair market value of the assets and liabilities acquired was estimated and the excess of the purchase price over the fair value is considered goodwill. The US GAAP adjustment for “Difference in basis relating to purchase accounting” reflects the application of certain US GAAP adjustments when estimating the fair value of such assets and liabilities.

f) Amortization expense

The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP as described in Note 16.I.e. gave rise to differences in amortization expenses until June 30, 2002. Effective July 1, 2002 the Company adopted SFAS No. 142 and, as such, discontinued amortization of goodwill as from that date. As a result, the 2004 and 2003 US GAAP income adjustments represent the reversion of the amortization charges recorded under Argentine GAAP during those years.

g) Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net gain (loss) of Ps. 1.8 million, Ps. 0.2 million and Ps. (3.4) million for the years ended June 30, 2004, 2003 and 2002, respectively. These adjustments relate principally to (i) the recognition of pre-operating and organization costs as expenses, (ii) the accounting for certain assets and liabilities on a non-discounted basis, (iii) the reversal of a gain recognized under Argentine GAAP related to the restoration of a previously recognized impairment loss, (iv) the treatment of the differences between the price-level restated amounts of assets and liabilities and their historical basis as temporary differences in calculating deferred income taxes, (v) the accounting for available-for-sale securities, and (vi) the effect on deferred income taxes of the mentioned reconciled items, as appropriate.

h) Accounting for changes in interest in unconsolidated affiliated companies

As discussed in Note 3.a, the Company formed E-Commerce Latina in December 1999. The issuance of stock by E-Commerce Latina to Telefónica decreased the Company’s percentage of ownership in E-Commerce Latina and the value assigned to the E-Commerce Latina’s common stock issued under the transaction was substantially more than the Company’s carrying amount per share of E-Commerce Latina stock, thus triggering a change in the Company’s interest in E-Commerce Latina. Under Argentine GAAP, the change in the Company’s interest resulted in the recognition of a deferred gain of Ps. 9.8 million since E-Commerce Latina was in the early stage of development and the realizability of the gain was not assured. This gain was being amortized to income as the investee incurred operating losses. Under US GAAP, in accordance with Staff Accounting Bulletin (“SAB”) Topic 5H, as amended by SAB 84, the Company reflected the change of interest in E-Commerce Latina as a credit to additional paid-in-capital, and as a result, the amortized portion of deferred gain under Argentine GAAP was reversed. Amortization of deferred gain recognized under Argentine GAAP during fiscal year 2002 totaled Ps. 0.3 million.

i) Accounting for changes in interest in consolidated affiliated companies

As discussed in Note 2.b., during fiscal year 2003 the Company acquired an additional 24% ownership interest in Alto Invest for a total consideration of Ps. 0.2 million. Under both Argentine GAAP and US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, was recognized in earnings. The difference with respect to the amount recognized under Argentine GAAP, totaling Ps. 20,384, relates to the effect of US GAAP adjustments at the date of acquisition. See Note 16.II.n, for the income statement classification difference of this gain.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

j) Stock option agreement with CIM

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

Under US GAAP, the Company applies SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” in accounting for both stock option agreements. These Statements give the Company the option of either (i) continuing to account for stock-based employee compensation plans in accordance with the guidelines established by Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations while providing the disclosures required under SFAS No. 123, or (ii) adopting SFAS No. 123 accounting for all employee and non-employee stock compensation arrangements. The Company opted to continue to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25.

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

The Company has determined that the stock options were granted, in substance, to compensate the management of Altocity.Com. In addition, as the exercise price is not known at date of grant, this option agreement is considered to be a “variable” plan. To date, no individual awards have been determined for participating employees under the option plan. At June 30, 2004, as the exercise price exceeds the estimated fair market value of Altocity.Com’s shares, no compensation expense has been recognized.

k) Securitization Accounting

As discussed in Note 11, the Company entered into two-year revolving-period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, sold a portion of its customer credit card receivable balances to Trusts that issue certificates to public and private investors. Under Argentine GAAP, to the extent the certificates are sold to third parties, the related transferred balances qualify as sales for financial statement purposes and as such the receivables are removed from the Company’s consolidated balance sheet. The remaining receivables in the Trusts, which have not been sold to third parties, are reflected on the Company’s balance sheet as retained interests in transferred credit card receivables. These retained interests are treated in a manner similar to an investment and accounted for under the equity method.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

k) Securitization Accounting (continued)

Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements. Pursuant to certain agreements, in the past the Company remained the servicer on the accounts and received a fee for the services performed. Income from servicing activities was recognized as services were performed.

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

The following summarizes the Company’s securitization activity:

	Year ended June 30,
	2004		2003	2002
Proceeds from securitizations	Ps.	65,479,141	Ps. 4,950,000	Ps.	108,121,681
Servicing fees received		—	—		121,936

The following summarizes the changes in the balance of the Company’s retained interest for the years ended June 30, 2004, 2003 and 2002:

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

k)	Securitization Accounting (continued)

	Cost		Estimated unrealized gain (loss) (i)		Fair value
Balance at June 30, 2001	Ps.	15,648,615	Ps.	4,240,776	Ps.	19,889,391
Change in unrealized loss		—		(12,321,722)		(12,321,722)

Balance at June 30, 2002	Ps.	15,648,615	Ps.	(8,080,946)	Ps.	7,567,669
Liquidation of retained interest		(10,455,149)		5,705,404		(4,749,745)
Change in unrealized loss		—		(840,982)		(840,982)

Balance at June 30, 2003	Ps.	5,193,466	Ps.	(3,216,524)	Ps.	1,976,942
Increase in retained interest		5,903,139		—		5,903,139
Change in unrealized gain		—		1,999,979		1,999,979

Balance at June 30, 2004	Ps.	11,096,605	Ps.	(1,216,545)	Ps.	9,880,060

(i)	As stated above, as the Company considered the decline in fair value as “other than temporary” unrealized losses at June 30, 2002 and 2003 had been recognized in earnings. Unrealized gains for the year ended June 30, 2004 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity. Such amount has been offset by a deferred tax expense of Ps. 0.7 million.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at 23%. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2003 to changes to key assumptions:

	Impact on fair value of
	5% adverse change		10% adverse change
Discount rate 23%	Ps.	(383,485)	Ps.	(728,983)

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

l) Available-for-sale securities

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

m) Deferred charges

Under Argentine GAAP, the Company had capitalized certain costs, which were amortized on a straight-line method over 3 years. Under US GAAP, such costs were expensed as incurred.

n) Amortization of fees related to the Senior Notes

Under Argentine GAAP, fees and expenses relating to the Senior Notes are being amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs are being amortized over the same period using the effective interest method of amortization. As discussed in Note 8(i), the Company redeemed a portion of its Notes and Senior Notes during fiscal years 2003, 2002 and 2001. Under both Argentine GAAP and US GAAP, the Company expensed the unamortized portion of fees and expenses related to the redeemed obligations.

o) Accounting for derivatives and hedging activities

As discussed in Notes 3.r. and 12, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures, and to lower its overall borrowing costs. Under Argentine GAAP, the Company’s derivative financial instruments are carried at their fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings.

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

p) Present-value accounting

As indicated in Note 3.v, under Argentine GAAP, asset tax credits have been measured based on the best estimate of the amount receivable discounted at the interest rate applicable to freely available saving accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. Under US GAAP, present valuing or discounting of these assets is precluded.

q) Restoration of previously recognized impairment losses

As discussed in Notes 3.d. and 3.e., as a result of an increase in fair market values and as required by Argentine GAAP, during fiscal years 2003 and 2004 the Company partially reversed certain impairment charges that the Company had recognized during fiscal year 2002. Amounts reversed during fiscal years 2003 and 2004 amounted to Ps. 15.7 million and Ps. 26.9 million, respectively. Under US GAAP, restoration of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP for fiscal year 2004 amounted to Ps. 1.3 million and is shown netted against the reversal of the restored impairment under Argentine GAAP.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

r) Capitalization of interest costs

As discussed in Note 3.e., the Company resumed the Rosario development project during fiscal year 2004. However, under Argentine GAAP no interest costs were capitalized during fiscal year 2004 since the Company had recognized an impairment charge related to this project during fiscal year 2003 which was partially reversed during fiscal year 2004 up to the limit of its estimated fair value at year-end.

Under US GAAP, as indicated in Note 16.I.q, the Company did not reverse the impairment charges originally recorded. Since the Rosario development project is a qualifying asset under SFAS 34, “Capitalization of Interest Cost” during fiscal year 2004 the Company capitalized Ps. 1.3 million of interest costs.

s) Deferred income tax

As discussed in Note 3.j, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

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

t) Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

u) Accounting for convertible securities

As indicated in Note 15, in August 2002 the Company issued US$ 50 million of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. Similar accounting treatment was adopted under Argentine GAAP.

II. Additional disclosure requirements

a) Segment information

As described in Note 9, under Argentine GAAP the Company is required to disclose segment information in accordance with RT 18. Guidance set forth in RT 18 is similar to the guidelines set forth in SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”. See Note 9 for details of the Company’s segment information.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

b) Disclosure of maturities of long-term debt

Scheduled maturities of the long-term debt for the next years, as of June 30, 2004, are as follows:

2005	Ps.	94,580,345
2006		—
2007		145,064,875

	Ps.	239,645,220

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

Included in lease revenues for the years ended June 30, 2004, 2003 and 2002 were contingent rentals of Ps. 16.6 million, Ps. 10.8 million and Ps. 6.0 million, respectively.

d) Disclosure of related parties transactions

The following additional disclosures of transactions with related parties are required under US GAAP:

Donations: On October 31, 1997, the Company’s Board of Directors agreed to enter into an agreement with Fundacion IRSA, a charitable, not-for profit corporation of which Eduardo S. Elsztain is a Director and his wife is the President, whereby the Company granted to Fundación IRSA, the right to use 3,800 square meters of constructed area in Abasto for no charge for a period of 30 years. This area is used for a children’s museum called Museo de los Niños - Abasto, which is an interactive learning center for both children and adults. The museum opened in April 1999 and the Company expects that the children’s museum attracts additional customers to Abasto.

As of June 30, 2002, 2003 and 2004 donations to Fundación IRSA amounted to Ps. 0.1 million, Ps. 1.7 million and Ps. 2.4 million, respectively.

Loans from major shareholders: In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, the Company entered into loan agreements with IRSA and Parque Arauco S.A. As of June 30, 2002 the Company’s debt with IRSA and Parque Arauco S.A. in relation to those loan agreements was Ps. 45.6 million and Ps. 22.9 million respectively. In addition between May and July 2002, IRSA and Parque Arauco S.A. granted to the Company loans for US$ 10.1 million and US$ 4.9 million, respectively. Those loans granted by IRSA and Parque Arauco were used to subscribe for US$ 27.2 million and US$ 15.2 million, respectively, the Company’s offering of its US$ 50.0 million Convertible Notes, on August 20, 2002.

Repurchase agreement entered with the Company´s major shareholders: On February 17, 2003, the Company entered into a repurchase agreement with IRSA and Parque Arauco Argentina S.A. pursuant to which they granted the Company loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, the Company made a collateral deposit of Ps. 5.5 million nominal value of Class A-2 Senior Notes and Ps. 10.0 million nominal value of Class B-2 Notes with IRSA and other of Ps. 2.8 million nominal value of Class A-2 Senior Notes and Ps. 5.0 million nominal value of Class B-2 Senior Notes with Parque Arauco Argentina S.A. On December 6, 2003, the Company agreed to repurchase the securities at a price of Ps. 4.5 million and Ps. 2.3 million to IRSA and Parque Arauco S.A., respectively. The Company expects to obtain a renewal upon expiration.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

d) Disclosure of related parties transactions (continued)

Lease of office property: From December 2001 to December 2003, Cresud S.A.C.I.F.y A. (“Cresud”) subleased its headquarters from the Company. Cresud paid a monthly rent of Ps. 2,541. The agreement was terminated as a result of Cresud moving its headquarters.

As from December 2003, the Company leases its headquarters and ten parking spaces from Inversora Bolivar S.A. (“Inversora Bolivar”), a subsidiary of IRSA. The agreement has an initial duration of 60 months with an extension option of 36 additional months. The Company pays a monthly rent of US$ 5,958, with a grace period of two months. Certain directors of the Company are also directors of Inversora Bolivar.

Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party.

Options to Purchase Shares of Altocity.Com S.A.: see Note 16.I.j.

Legal services: During the years ended June 30, 2004, 2003 and 2002, the law firm Zang, Bergel & Viñes provided the Company legal services amounting to Ps. 0.7 million, Ps. 0.9 million and Ps. 1.3 million, respectively. The Company’s directors Saúl Zang, Juan M. Quintana and Juan C. Quintana Terán are members of the law firm Zang, Bergel & Viñes.

e) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 16.II.f) for details of concentration of credit risk.

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

16. Differences between Argentine GAAP and US GAAP (continued)

e) Disclosure about fair value of financial instruments (continued)

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2004 and 2003 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of mutual funds, to be cash and cash equivalents. The carrying amount reported in the consolidated balance sheet approximates their fair value.

Mortgages and leases receivable, net

The carrying amount of mortgages and leases receivables reported in the consolidated balance sheet approximates its fair value.

Accounts and notes receivable, net

Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Retained interest in transferred credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2004 and 2003, the fair value of retained interests in transferred credit card receivables amounted to Ps. 9.9 million and Ps. 2.0 million, respectively.

Accounts and notes payable

The carrying amount of accounts and notes payable reported in the consolidated balance sheet approximates its fair value.

Short-term debt

The carrying amount of short-term debt reported in the consolidated balance sheet approximates fair value due to its short-term nature.

Long-term debt

As of June 30, 2004 and 2003, except for the Company’s Convertible Notes as discussed below, the carrying amount of long-term debt reported in the consolidated balance sheet approximates its fair value.

The fair value of the Company´s Convertible Notes was Ps. 508.0 million and Ps. 348.9 million as of June 30, 2004 and 2003, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the consolidated balance sheet approximates fair value due to their short-term nature.

Interest rate swap agreement

The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. At June 30, 2004 and 2003, the fair market value of the swap agreement was Ps. (134.3) million and Ps. (131.8) million, respectively. The swap agreement is carried at fair market value on the consolidated balance sheet.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

f) Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk primarily consist of cash and current investments. The Company places its cash and current investments in high quality financial institutions that are located in Argentina and United States of America. The Company’s policy is to limit the exposure with any one institution.

As of June 30, 2004 and 2003, approximately Ps. 65.8 million and Ps. 25.5 million included in the cash balances were held with 26 institutions, respectively. The Company has not experienced any significant losses in such accounts.

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

As of June 30, 2004 the Company has sold credit card receivables of Ps. 108.2 million through securitization transactions, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 18.7 million (equity value) and a Ps. 0.8 million escrow reserves for losses.

g) Recently issued accounting standards

In August, 2001, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company adopted the provisions of SFAS No. 143 effective July 1, 2003. The provisions of SFAS No. 143 did not have any impact on the Company’s consolidated financial statements.

On May 1, 2002, the FASB issued SFAS No. 145 “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002” (SFAS No. 145), which, among other things, eliminates the exception of applying APB Opinion No. 30 (APB 30) to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria set forth in APB 30. The Company adopted the provisions of this standard on April 1, 2002. As a result, gains and losses on extinguishment of debt are no longer reported as extraordinary items.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51”. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions became effective for the Company for fiscal year 2003 for all arrangements entered into after January 31, 2003. With respect to those arrangements entered into prior to February 1, 1003, the FASB issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which provides technical corrections and extended the effective date of FIN 46. The Company fully adopted FIN 46R for fiscal year 2004. The provisions of FIN 46 and FIN 46R did not have any impact on the Company’s consolidated financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. As the Company only has an interest rate swap agreement outstanding, which does not qualify for hedge accounting under SFAS No. 133, the adoption of SFAS 149 did not have any impact on the Company’s consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15. Differences between Argentine GAAP and US GAAP (continued)

g) Recently issued accounting standards (continued)

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions of SFAS No. 150 effective July 1, 2003. As the Company does not have any issued financial instrument within the scope of SFAS No. 150 (the Company’s Convertible Notes are out of the scope), the provisions of SFAS No. 150 did not have any impact on the Company’s consolidated financial statements.

During December 2003, the SEC issued Statement of Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), which revised and rescinded portions of SAB 101. The issuance of SAB 104 did not impact the Company’s revenue recognition policies.

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

Real estate market operating risks: The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition from other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed (Coto Residential Project, Rosario Project and Alcorta Plaza Project), could have a material adverse effect on the Company.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

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

i) Capitalized interest

No interest costs were capitalized during the years ended June 30, 2004, 2003 and 2002 under Argentine GAAP. As described in Note 16.I.r, under US GAAP the Company capitalized Ps. 1.3 million of interest costs during the year ended June 30, 2004. No interest costs were capitalized under US GAAP for the years ended June 30, 2003 and 2002.

j) Statements of cash flows

Under Argentine GAAP, the Company is required to present the statements of cash flows in the primary financial statements in accordance with RT 9, as amended. Guidance set forth in RT 9 (as amended) is similar to the guidelines set forth in SFAS No. 95 “Statement of Cash Flows” (SFAS No.95).

As described in Note 3.b., the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between cash flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared using US GAAP numbers. However, as discussed further below, certain differences do exist between cash flows from operating, investing and financing activities reported in the primary financial statements and cash flows from operating, investing and financing activities that would be reported in a statement of cash flows prepared using US GAAP numbers.

Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the year shown in the consolidated statements of cash flows:

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

j) Statements of cash flows (continued)

	As of June 30,
	2004	2003	2002
Cash and banks	43,925,295	22,973,645	14,430,077
Current investments	31,348,394	13,014,036	10,322,962

Total cash and banks and current investments as per balance sheet	75,273,689	35,987,681	24,753,039
Less: Items not considered cash and cash equivalents
- Retained interest in transferred credit card receivable	6,676,928	4,719,057	8,293,817
- Government bonds	300,294	2,981,305	—

Cash and cash equivalents as shown in the statement of cash flows	68,296,467	28,287,319	16,459,222

Under Argentine GAAP, all costs incurred in the development of software for internal use were reported as cash flows from investing activities. Under US GAAP, certain of these costs were not capitalized and accordingly would be classified as cash flows from operating activities. In addition, under Argentine GAAP neither the effect of exchange rate changes on cash and cash equivalents, nor the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the consolidated statements of cash flows under US GAAP:

	Year ended June 30,
	2004		2003		2002
Net cash provided by operating activities	Ps.	76,354,844	Ps.	44,625,369	Ps.	66,635,812
Net cash used in investing activities		(17,719,923)		(3,349,014)		(3,506,063)
Net cash used in financing activities		(20,603,120)		(27,737,419)		(54,330,607)
Effect of exchange rate changes on cash and cash equivalents		1,977,347		1,699,659		(53,063)
Effects of inflation accounting on cash and cash equivalents	Ps.	—	Ps.	(3,410,498)	Ps.	(13,502,425)

k) Earnings per share

Under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 13 to the consolidated financial statements disclose the computation of basic and diluted net income (loss) per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No. 128). See Note 3.x, for details. Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all years presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

As discussed in Note 16.II.n, under US GAAP the Company recorded an extraordinary gain amounting to Ps. 425,761 during fiscal year 2003. The effect of the extraordinary gain on the computation of basic and diluted net income per share is Ps. 0.0006 and Ps. 0.0002, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

k) Earnings per share (continued)

The following tables set forth the computation of basic and diluted net income (loss) per common share under US GAAP for all periods presented:

	Year ended June 30,
	2004		2003		2002
Numerator:
Net income (loss) available to common shareholders	Ps.	7,251,101	Ps.	63,857,154	Ps.	(161,791,573)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		—		14,636,950		—
Foreign currency exchange loss (gain) related to the Convertible Notes		—		(41,774,272)		—
Income tax effects		—		9,498,063		—

Net income (loss) available to common shareholders plus assumed conversions	Ps.	7,251,101	Ps.	46,217,895	Ps.	(161,791,573)

Denominator:
Weighted-average number of shares outstanding		716,436,002		701,016,763		700,000,000
Plus: incremental shares of assumed conversions:
Convertible debt		—		1,326,531,395		—

Adjusted weighted-average number of shares	Ps.	716,436,002	Ps.	2,027,548,158		700,000,000

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.01	Ps.	0.09	Ps.	(0.23)
Diluted net income (loss) per common share		0.01		0.02		(0.23)

Diluted net income per share for the year ended June 30, 2004 excludes potential common shares because the effect of their inclusion would be anti-dilutive, or would increase the reported amount of net income per share. The weighted-average number of potential common shares for the year ended June 30, 2004 totaled 1,451,354,820.

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

m) Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified either as current or non-current, principally depending on the expected settlement dates. Under US GAAP, real estate enterprises generally do not present a classified balance sheet.

Under Argentine GAAP, the net deferred tax position has been classified as a non-current other receivable or as a non-current tax payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the deferred taxes are classified according to the expected reversal date of the temporary differences. As of June 30, 2004 and 2003, Ps. 5.7 million and Ps. 12.9 million, respectively, would have been classified as current assets; Ps. 1.6 million and Ps. 11.2 million, respectively, would have been classified as non-current assets; Ps. nil and Ps. 0.8 million, respectively, would have been classified as current liabilities; and Ps. 9.3 million and Ps. 11.1 million, respectively, would have been classified as non-current liabilities.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

n) Statement of income classification differences

Gross revenue tax

Under Argentine GAAP, only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales should be presented as operating costs, i.e. gross revenue taxes.

Under US GAAP, direct taxes and other costs directly associated with sales should be deducted from revenues. Net sales under US GAAP would have been Ps. 137.3 million, Ps. 109.8 million and Ps. 190.8 million for the years ended June 30, 2004, 2003 and 2002, respectively.

Operating income

Under US GAAP, certain expense items included in the Argentine GAAP financial statements of the Company within “Other (expense) income, net” and “Financial results, net” would have been included in the determination of operating income. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other (expense) income, net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded. Operating income (loss) under US GAAP but using Argentine GAAP numbers would have been Ps. 63.6 million, Ps. 15.1 million and Ps. (60.7) million for the years ended June 30, 2004, 2003 and 2002, respectively.

Extraordinary items

As discussed in Note 16.I.i), during 2003 the Company acquired an additional 24% ownership interest in Alto Invest. Under US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, totaling Ps. 425,761 would have been recognized as an extraordinary item.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

o) Equity investments

The investments in Pérez Cuesta and E-Commerce Latina are accounted for using the equity method, wherein the investment is recorded at the amount of the underlying equity in the net assets of the investments and adjusted to recognize the Company’s share of the undistributed earnings or losses. The Company’s share of the losses of these affiliates was Ps. 1.1 million, Ps. 12.1 million and Ps. 4.9 million during the years ended June 30, 2004, 2003 and 2002, respectively, and its investment in these companies totaled Ps. 7.2 million at June 30, 2004 and Ps. 8.5 million at June 30, 2003. Summarized financial information of these affiliates (on a 100% basis) is as follows:

Pérez Cuesta	As of June 30,
	2004		2003
Current assets	Ps.	3,182,360	Ps.	2,550,914
Non-current assets		91,170,760		93,579,268

Total assets		94,353,120		96,130,182

Current liabilities		34,235,370		29,441,403
Non-current liabilities		32,778,982		36,910,287

Total liabilities		67,014,352		66,351,690

Shareholders’ equity	Ps.	27,338,768	Ps.	29,778,492

	For the year ended June 30,
	2004		2003
Sales	Ps.	7,704,964	Ps.	5,824,332
Operating income (loss)		1,143,242		(1,902,590)
Net loss	Ps.	(1,367,331)	Ps	(5,469,589)

As of June 30, 2004 and 2003, accumulated losses of Pérez Cuesta totaled Ps. 5.0 million and Ps. 3.6 million, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

o) Equity investments (continued)

E-Commerce Latina	As of June 30,
	2004		2003
Current assets	Ps.	1,912,604	Ps.	3,661,055
Non-current assets		1,922,256		2,013,001

Total assets		3,834,860		5,674,056

Current liabilities		947,110		649,328
Non-current liabilities		17,640		—

Total liabilities		964,750		649,328

Minority interest		35		(773,689)

Shareholders’ equity	Ps.	2,870,075	Ps.	5,798,417

	For the year ended June 30,
	2004		2003
Sales	Ps.	1,684,519	Ps.	698,258
Operating loss		(2,171,410)		(4,140,056)
Net loss	Ps.	(2,928,342)	Ps.	(6,506,913)

As of June 30, 2004 and 2003 accumulated losses of E-Commerce Latina totaled Ps. 41.1 million and Ps. 38.2 million, respectively.

p) Investments in debt and equity securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified its investments in mutual funds as well as its investments in government bonds outstanding at June 30, 2004 as available-for-sale securities. At June 30, 2003 certain government bonds had been classified as held-to-maturity since the Company had the intent and ability to hold such securities until maturity. The following are additional disclosure requirements in accordance with SFAS No. 115:

Available-for-sale securities

The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2004 and 2003 were as follows:

	2004			2003
Instrument	Cost	Unrealized gain	Market value	Cost	Unrealized gain	Market value
Mutual funds	24,336,022	35,150	24,371,172	5,299,257	14,417	5,313,674
Government bonds	191,327	108,967	300,294	1,330,479	289,630	1,620,109

Proceeds from sales of investment securities available-for-sale during the years ended June 30, 2004 and 2003 were Ps. 55.3 million and Ps. 32.3 million, respectively. Gross gains of Ps. 0.1 million and Ps. 0.1 million for the years ended June 30, 2004 and 2003, respectively, were realized on those sales.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

q) Comprehensive income (loss)

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

	Year ended June 30,
	2004		2003		2002
Net income (loss) under US GAAP	Ps.	7,251,101	Ps.	63,857,154	Ps.	(161,791,573)
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities of consolidated subsidiaries (net of minority interest and income taxes of Ps. 21,605 and Ps. 55,976, respectively, for 2004; Ps. 34,314 and Ps. 94,968, respectively, for 2003; and Ps. 1,825 and Ps. 2,107, respectively, for 2002)		(82,349)		142,056		2,087
Net change in unrealized holding gain on available-for-sale securities of equity investments (net of income taxes of Ps. nil)		—		—		(21,371)
Net change in unrealized holding gain on retained interest in transferred credit card receivables (net of income taxes and minority interest of Ps. 699,993 and Ps. 259,997, respectively, for 2004; Ps. 1,484,272 and Ps. 551,302, respectively, for 2002)		1,039,989		—		(2,205,203)

Comprehensive income (loss)	Ps.	8,208,741	Ps.	63,999,210	Ps.	(164,016,060)

	As of June 30,
	2004		2003		2002
Unrealized holding gains on available-for-sale securities of consolidated subsidiaries		76,716		159,065		17,009
Unrealized holding gains on retained interest in transferred credit card receivables		1,039,989		—		—

Accumulated other comprehensive income	Ps.	1,116,705	Ps.	159,065	Ps.	17,009

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

r) Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2004 prepared in accordance with SEC S-X 12-28.

Description	Encumbrances	Land		Buildings and improvement		Impairment		Transfers		Improvements		Total buildings and improvements		Total		Accumulated depreciation		Date of construction	Date acquired	Life on which depreciation in latest statements of income is computed
Shopping centers:
- Abasto		Ps.	9,752,107	Ps.	241,646,684	Ps.	—	Ps.	—	Ps.	169,570	Ps.	241,816,254	Ps.	251,568,361	Ps.	48,295,568	November,1998	n/a	31
- Alto Palermo			8,693,768		396,787,725		—		—		60,080		396,847,805		405,541,573		176,424,271	October, 1990	November,1997 and March, 1998	23
- Alto Avellaneda			17,348,759		159,116,047		—		—		114,910		159,230,957		176,579,716		69,246,369	October, 1995	November and December, 1997	19
- Paseo Alcorta			8,066,295		96,574,264		—		—		181,356		96,755,620		104,821,915		35,818,897	June, 1992	June, 1997	22
- Alto Noa			356,752		42,599,203		(3,222,436)		—		56,150		39,432,917		39,789,669		10,201,082	September, 1994	March,1995, September, 1996 and January, 2000	23
- Patio Bullrich			8,418,811		150,291,482		—		—		416,674		150,708,156		159,126,967		37,448,583	September, 1988	October, 1998	23
- Buenos Aires Design			—		48,890,520		—		—		23,700		48,914,220		48,914,220		25,533,648	Between November and December, 1993	November, 1997	20
Caballito			8,821,673		27,726,483		(6,830,711)		—		—		20,895,772		29,717,445		—	Under construction	October, 1998	n/a
Rosario Project			41,100,446		15,166,471		(3,488,799)		(15,383,391)		16,269,405		12,563,686		53,664,132		—	Under construction	August, 1998	n/a
Neuquén	Mortgage		3,313,623		8,852,212		(2,183,120)		—		—		6,669,092		9,982,715		—	Under construction	September, 1999	n/a
Other			1,151,113		11,001,730		(367,953)		—		—		10,633,777		11,784,890		710,801	n/a	n/a	n/a

Total		Ps.	107,023,347	Ps.	1,198,652,821	Ps.	(16,093,019)	Ps.	(15,383,391)	Ps.	17,291,845	Ps.	1,184,468,256	Ps.	1,291,491,603	Ps.	403,679,219

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

r) Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2004		2003
Balance, beginning of the year	Ps.	1,264,055,325	Ps.	1,241,152,977
Additions during the year:
Improvements		17,291,845		835,897
Transfers from leasehold improvements		—		8,655,669
Transfers from intangible assets		30,890		112,231
Transfers from work-in-progress leasehold improvements		—		77,371
Amortization of impairment		1,606,941		2,888,218
Recovery of impairment (1)		23,920,883		15,572,935

	Ps.	1,306,905,884	Ps.	1,269,295,298

Deductions during the year:
Transfers to inventory		(2)(15,414,281)		(17,210)
Impairment		—		(2)(5,222,763)

	Ps.	(15,414,281)	Ps.	(5,239,973)

Balance, end of the year	Ps.	1,291,491,603	Ps.	1,264,055,325

(1)	As of June 30, 2004 includes Ps. 9,920,738 related to Alto Avellaneda, Ps. 7,078,879 related to Alto Noa, Ps. 3,717,444 related to Caballito, Ps. 1,443,781 related to Neuquén, Ps. 1,277,477 related to Rosario and Ps. 482,564 related to other properties.

As of June 30, 2003 includes Ps. 12,621,297 related to Alto Avellaneda, Ps. 2,615,689 related to Alto Noa, Ps. 146,624 related to Caballito, Ps. 19,394 related to Neuquén and Ps. 169,931 related to other properties.

(2)	Related to Rosario Project.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

s) Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2004 prepared in accordance with SEC S-X 12-29.

	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of receivables subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None		127,677		82,150	None
Customer B	16%	December 2006	Monthly	None		84,750		41,398	None
Customer C	16%	December 2014	Monthly	None		79,960		71,485	None
Customer D	14%	May 2014	Monthly	None		77,163		85,172	None
Customer E	12%	September 2009	Monthly	None		76,000		51,360	None
Customer F	16%	October 2009	Monthly	None		74,214		58,256	None
Customer G	12%	April 2015	Monthly	None		72,801		63,843	None
Customer H	14%	June 2014	Monthly	None		70,165		79,660	None
Customer I	16%	June 2014	Monthly	None		69,300		61,088	None
Customer J	15%	December 2009	Monthly	None		65,910		86,297	None
Customer K	14%	June 2009	Monthly	None		60,000		47,761	None
Customer L	15%	May 2009	Monthly	None		59,200		39,429	None
Customer M	14%	April 2014	Monthly	None		57,802		50,011	None
Customer N	16%	February 2010	Monthly	None		57,539		46,089	None
Customer O	12%	April 2015	Monthly	None		53,173		46,627	None
Customer P	14%	February 2014	Monthly	None		51,750		45,173	None
Customer Q	14%	February 2014	Monthly	None		49,908		49,181	None
Customer R	14%	March 2014	Monthly	None		47,844		41,037	None
Mortgage Receivables under Ps. 30,000	14-16%	July 2003-April 2009	Monthly	None		88,800		17,126	None
Mortgages Receivables Ps. 30,000-Ps. 49,999	12-17%	July 2003-May 2009	Monthly	None		194,940		82,086	None
Mortgages Receivables Ps. 50,000-Ps. 69,999	9-14%	December 2006-January 2015	Monthly	None		182,368		21,479	None

					Ps.	1,701,264	Ps.	1,166,708

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16. Differences between Argentine GAAP and US GAAP (continued)

s) Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivable is as follows:

	Years ended June 30,
	2004	2003
Balance, beginning of the years	Ps.1,464,745	Ps.1,875,196
Deductions during the years:
Collections of principal	(298,037)	(1)(410,451)

Balance, end of years	Ps.1,166,708	Ps.1,464,745

(1)	Includes exposure to inflation of Ps. 206,427.

17. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Goodwill, net

d.	Allowances and provisions

e.	Cost of leases and services, credit card operations and others

f.	Foreign currency assets and liabilities

g.	Other expenses

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17. Other financial statement information (continued)

a. Fixed assets, net

	Original value										Depreciation												Net carrying value as of June 30,
													Current year
Principal account	Value as of beginning of year		Additions		Deductions		Transfers		Value as of end of year		Accumulated as of beginning of year		Decrease		Transfers		Amount (1)		Accumulated as of end of year		Impairment		2004		2003
Properties:
Shopping Centers:
-Abasto	Ps.	251,398,791	Ps.	169,570	Ps.	—	Ps.	—	Ps.	251,568,361	Ps.	40,550,495	Ps.	—	Ps.	—	Ps.	7,745,073	Ps.	48,295,568	Ps.	—	Ps.	203,272,793	Ps.	210,848,296
-Alto Palermo		405,481,493		60,080		—		—		405,541,573		158,003,537		—		—		18,420,734		176,424,271		—		229,117,302		247,477,956
-Alto Avellaneda		176,464,806		114,910		—		—		176,579,716		60,442,747		—		—		8,803,622		69,246,369		—		107,333,347		105,133,444
-Paseo Alcorta		104,640,559		181,356		—		—		104,821,915		31,950,982		—		—		3,867,915		35,818,897		—		69,003,018		72,689,577
-Alto NOA		42,955,955		56,150		—		—		43,012,105		8,216,675		—		—		1,984,407		10,201,082		3,222,436		29,588,587		23,810,474
-Buenos Aires Design		48,890,520		23,700		—		—		48,914,220		23,050,456		—		—		2,483,192		25,533,648		—		23,380,572		25,840,064
-Patio Bullrich		158,461,876		57,620		—		—		158,519,496		30,907,527		—		—		6,541,056		37,448,583		—		121,070,913		127,554,349
-Neuquén		10,321,414		—		—		—		10,321,414		—		—		—		—		—		2,183,120		8,138,294		6,694,513
Rosario plots of land		41,100,446		—		—		(3)(15,414,281)		25,686,165		—		—		—		—		—		—		25,686,165		41,100,446
Caballito plots of land		8,821,673		—		—		—		8,821,673		—		—		—		—		—		—		8,821,673		8,821,673
Other		12,152,843		—		—		—		12,152,843		547,871		—		—		162,930		710,801		367,953		11,074,089		10,742,882
Leasehold improvements		4,240,379		1,159,448		—		—		5,399,827		3,814,807		—		—		467,061		4,281,868		—		1,117,959		425,572
Facilities		11,858,402		160,928		—		—		12,019,330		9,687,568		—		—		902,528		10,590,096		—		1,429,234		2,170,834
Furniture and fixtures		11,430,168		477,351		—		—		11,907,519		9,470,784		—		—		629,883		10,100,667		—		1,806,852		1,959,384
Vehicles		125,341		—		(45,612)		—		79,729		125,341		(45,612)		—		—		79,729		—		—		—
Computer equipment		13,376,510		981,458		—		—		14,357,968		10,863,732		—		—		1,280,326		12,144,058		—		2,213,910		2,512,778
Software		4,680,183		326,096		—		—		5,006,279		3,436,022		—		—		810,354		4,246,376		—		759,903		1,244,161
Work-in-progress:
-Rosario		15,166,471		9,340,068		—		(4)30,890		24,537,429		—		—		—		—		—		3,488,799		21,048,630		10,400,195
-Caballito		27,726,483		—		—		—		27,726,483		—		—		—		—		—		6,830,711		20,895,772		17,178,328
-Neuquén		1,844,421		—		—		—		1,844,421		—		—		—		—		—		—		1,844,421		1,844,421
-Patio Bullrich		248,417		359,054		—		—		607,471		—		—		—		—		—		—		607,471		248,417
Other		1,572		—		—		—		1,572		1,572		—		—		—		1,572		—		—		—
-Suppliers advances-Rosario		—		6,929,337		—		—		6,929,337		—		—		—		—		—		—		6,929,337		—

Total as of June 30, 2004	Ps.	1,351,388,723	Ps.	20,397,126	Ps.	(45,612)	Ps.	(15,383,391)	Ps.	1,356,356,846	Ps.	391,070,116	Ps.	(45,612)	Ps.	—	Ps.	54,099,081	Ps.	445,123,585	Ps.	(5)16,093,019	Ps.	895,140,242	Ps.	—

Total as of June 30, 2003	Ps.	1,348,879,341	Ps.	2,447,987	Ps.	(33,626)	Ps.	(2) 95,021	Ps.	1,351,388,723	Ps.	336,419,341	Ps.	(33,626)	Ps.	—	Ps.	54,684,401	Ps.	391,070,116	Ps.	(6)41,620,843	Ps.	—	Ps.	918,697,764

(1)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses” (Note 17.g.), except for Ps. 127,391 which are expensed.
(2)	Includes Ps. 112,231 reclassified from intangible assets and Ps. 17,210 reclassified to inventory.
(3)	Reclassified to inventory.
(4)	Reclassified from intangible assets.
(5)	Net of the amortization of the year of Ps. 1,606,941. See Note 17.g..
(6)	Net of the amortization of the year of Ps. 2,888,218. See Note 17.g.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17. Other financial statement information (continued)

b. Intangible assets, net

	Original value										Amortizations
													Current year
Principal account	Value as of beginning of year		Additions		Deductions		Transfers		Value as of end of year		Accumulated as of beginning of year		Decreases		Transfers		Amount (1)		Accumulated as of end of year
Trademarks	Ps.	587,916	Ps.	—	Ps.	(20,332)	Ps.	6,384	Ps.	573,968	Ps.	253,496	Ps.	(20,332)	Ps.	—	Ps.	66,588	Ps.	299,752
Expenses related to the securitization of receivables		6,975,576		—		—		287		6,975,863		6,641,011		—		(192,380)		522,650		6,971,281
Preoperating expenses.		15,826,977		598,651		(10,160,292)		(37,561)		6,227,775		12,791,292		(10,160,292)		192,380		234,136		3,057,516
Advertising expenses
- Torres Abasto.		4,167,541		—		(4,167,541)		—		—		4,128,786		(4,167,541)		—		38,755		—
- Abasto.		1,538,727		—		(1,538,727)		—		—		1,538,727		(1,538,727)		—		—		—
Investment projects
- Multiespacio		90,112		—		(90,112)		—		—		90,112		(90,112)		—		—		—
Tenant list Patio Bullrich		4,706,707		—		(4,706,707)		—		—		4,471,413		(4,706,707)		—		235,294		—
Other		159,777		—		(159,777)		—		—		102,081		(159,777)		—		57,696		—

Total as of June 30, 2004	Ps.	34,053,333	Ps.	598,651	Ps.	(20,843,488)	Ps.	(2)(30,890)	Ps.	13,777,606	Ps.	30,016,918	Ps.	(20,843,488)	Ps.	—	Ps.	(3)1,155,119	Ps.	10,328,549

Total as of June 30, 2003	Ps.	70,447,802	Ps.	613,624	Ps.	(36,895,862)	Ps.	(2)(112,231)	Ps.	34,053,333	Ps.	62,152,709	Ps	(36,895,790)	Ps.	—	Ps	(4)4,759,999	Ps	30,016,918

			Net carrying value as of June 30,
Principal account	Impairment		2004		2003
Trademarks	Ps.	21,718	Ps.	252,498	Ps.	267,137
Expenses related to the securitization of receivables		—		4,582		334,565
Preoperating expenses.		1,508,810		1,661,449		1,526,875
Advertising expenses
- Torres Abasto.		—		—		38,755
- Abasto.		—		—		—
Investment projects
- Multiespacio		—		—		—
Tenant list Patio Bullrich		—		—		235,294
Other		—		—		—

Total as of June 30, 2004	Ps.	(5)1,530,528	Ps.	1,918,529	Ps.	—

Total as of June 30, 2003	Ps.	1,633,789	Ps.	—	Ps.	2,402,626

(1)	The allocation of annual amortization charges in the statements of income is included in “Other expenses” (Note 17.g.).
(2)	Reclassified to fixed assets.
(3)	Includes Ps. 522,650 allocated in “Net income (loss) in credit card trust”.
(4)	Includes Ps. 3,104,901 allocated in “Net income (loss) in credit card trust”.
(5)	Net of the amortization of the year of Ps. 69,262. See Note 17.g.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17. Other financial statement information (continued)

c. Goodwill, net

Principal account	Original value				Amortizations						Net carrying value as of June 30,
	Value as of beginning of year		Value as of end of year		Accumulated as of beginning of year		Amount (1)		Accumulated as of end of year		2004		2003
- Old Alto Palermo	Ps.	24,628,438	Ps.	24,628,438	Ps.	14,161,487	Ps.	2,462,712	Ps.	16,624,199	Ps.	8,004,239	Ps.	10,466,951
- Tarshop S.A.		2,422,536		2,422,536		1,211,280		242,241		1,453,521		969,015		1,211,256
- Fibesa S.A		21,217,024		21,217,024		6,365,221		2,121,589		8,486,810		12,730,214		14,851,803

Total as of June 30, 2004	Ps.	48,267,998	Ps.	48,267,998	Ps.	21,737,988	Ps.	4,826,542	Ps.	26,564,530	Ps.	21,703,468	Ps.	—

Total as of June 30, 2003	Ps.	48,267,998	Ps.	48,267,998	Ps.	16,910,933	Ps.	4,827,055	Ps.	21,737,988	Ps.	—	Ps.	26,530,010

(1)	The allocation of annual amortization charges in the statements of income is included in “ Amortization of goodwill”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17. Other financial statement information (continued)

d. Allowances and provisions

							Carrying value as of June 30,
Item	Balances as of beginning of year		Additions		Deductions		2004		2003		2002
Deducted from current assets:
Allowance for doubtful accounts	Ps.	45,332,888	Ps.	233,751	Ps.	(1)(11,505,078)	Ps.	34,061,561	Ps.	45,332,888	Ps.	56,425,789

Total as of June 30, 2004	Ps.	45,332,888	Ps.	233,751	Ps.	(11,505,078)	Ps.	34,061,561	Ps.	—	Ps.	—

Total as of June 30, 2003	Ps.	56,425,789	Ps.	11,344,462	Ps.	(2)(22,437,363)	Ps.	—	Ps.	45,332,888	Ps.	—

Total as of June 30, 2002	Ps.	54,721,449	Ps.	52,866,555	Ps.	(7)(51,162,215)	Ps.	—	Ps.	—	Ps.	56,425,789

Deducted from non-current assets:
Allowance for doubtful accounts	Ps.	53,921	Ps.	—	Ps.	(8,957)	Ps.	44,964	Ps.	53,921	Ps.	74,877
Allowance for doubtful mortgage receivable		2,208,275		—		—		2,208,275		2,208,275		2,481,439
Impairment of inventory		6,154,771		—		(3)(2,953,194)		3,201,577		6,154,771		6,277,961
Impairment of fixed assets		41,620,843		—		(4)(25,527,824)		16,093,019		41,620,843		56,493,022
Impairment of intangible assets		1,633,789		—		(5)(103,261)		1,530,528		1,633,789		—
Impairment of non-current investments		7,493,466		—		(6)(596,076)		6,897,390		7,493,466		—

Total as of June 30, 2004	Ps.	59,165,065	Ps.	—	Ps.	(29,189,312)	Ps.	29,975,753	Ps.	—	Ps.	—

Total as of June 30, 2003	Ps.	65,327,299	Ps.	14,350,018	Ps.	(20,512,252)	Ps.	—	Ps.	59,165,065	Ps.	—

Total as of June 30, 2002	Ps.	2,069,125	Ps.	65,630,926	Ps.	(2,372,752)	Ps.	—	Ps.	—	Ps.	65,327,299

Included in current liabilities:
Provision for contingencies	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	3,903,734

Total as of June 30, 2004	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—

Total as of June 30, 2003	Ps.	3,903,734	Ps.	—	Ps.	(3,903,734)	Ps.	—	Ps.	—	Ps.	—

Total as of June 30, 2002	Ps.	—	Ps.	3,903,734	Ps.	—	Ps.	—	Ps.	—	Ps.	3,903,734

Included in non-current liabilities:
Provision for contingencies	Ps.	3,927,125	Ps.	2,174,327	Ps.	(105,754)	Ps.	5,995,698	Ps.	3,927,125	Ps.	4,938,067

Total as of June 30, 2004	Ps.	3,927,125	Ps.	2,174,327	Ps.	(105,754)	Ps.	5,995,698	Ps.	—	Ps.	—

Total as of June 30, 2003	Ps.	4,938,067	Ps.	6,051,578	Ps.	(8)(7,062,520)	Ps.	—	Ps.	3,927,125	Ps.	—

Total as of June 30, 2002	Ps.	4,313,221	Ps.	3,291,113	Ps.	(9)(2,666,267)	Ps.	—	Ps.	—	Ps.	4,938,067

(1)	Includes recovery of allowance for doubtful accounts of Ps. 1,278,759 and off-sets of Ps. 10,226,319.
(2)	Includes recovery of allowance for doubtful accounts of Ps. 1,002,545, off-sets of Ps. 15,223,310 and exposure to inflation of Ps. 6,211,508.
(3)	Related to recovery of impairment. See Note 17.e
(4)	Includes amortization of the year of Ps. 1,606,941 and recovery of impairment of Ps. 23,920,883.
(5)	Includes amortization of the year of Ps. 69,262 and recovery of impairment of Ps. 33,999.
(6)	Includes recovery of impairment of Pérez Cuesta S.A.C.I..
(7)	Includes recovery of allowance for doubtful accounts of Ps. 88,049 and exposure to inflation of Ps. 51,074,166.
(8)	Includes Ps. 2,836,049 reclassified to customer advances, Ps. 3,226,159 paid during the year, recovery of provision for contingencies of Ps. 26,982 and Ps. 973,330 related to exposure to inflation.
(9)	Includes recovery of provision for contingencies of Ps. 117,306 and exposure to inflation of Ps. 2,548,961.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17. Other financial statement information (continued)

e. Cost of leases and services, credit card operations and others

	Year ended June 30,
	2004		2003		2002
I. Cost of leases and services
Expenses (Note 17.g.)		60,004,671		58,243,230		72,746,300

Cost of leases and services	Ps.	60,004,671	Ps.	58,243,230	Ps.	72,746,300

II. Cost of credit card operations
Expenses (Note 17.g.)		11,965,061		8,330,235		12,601,125

Cost of credit card operations	Ps.	11,965,061	Ps.	8,330,235	Ps.	12,601,125

III. Cost of others
Inventory as of the beginning of the years	Ps.	25,789,201	Ps.	26,195,430	Ps.	39,139,144
Plus:
Purchases of the years		24,928		105,098		431,827
Expenses (Note 17.g.)		28,440		349,675		718,501
Recovery of impairment of inventory		2,953,194		123,190		—
Reclassified from fixed assets		15,414,281		17,210		—
Less:
Impairment of inventory		—		—		(6,277,961)
Properties delivered		—		—		(2,092,940)
Stock as of the end of the years		(44,181,604)		(25,789,201)		(26,195,430)

Cost of others	Ps.	28,440	Ps.	1,001,402	Ps.	5,723,141

Total cost	Ps.	71,998,172	Ps.	67,574,867	Ps.	91,070,566

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17. Other financial statement information (continued)

f. Foreign currency assets and liabilities

Captions	Currency	Amount of foreign currency	Current exchange rate	Total as of June 30,
				2004		2003
Assets
Current assets
Cash and banks	US$	10,778,178	2.918	Ps.	31,450,725	Ps.	15,978,725
Investments	US$	11,643	2.918		33,975		38,911
Other receivables and prepaid expenses (*)	US$	(1)4,671,760	2.958		13,815,730		306,866

Total current assets		15,461,581		Ps.	45,300,430	Ps.	16,324,502

Non-current assets
Other receivables and prepaid expenses (*)		—		Ps.	—	Ps.	8,172,241

Total non-current assets		—		Ps.	—	Ps.	8,172,241

Total assets as of June 30, 2004		15,461,581		Ps.	45,300,430	Ps.

Total assets as of June 30, 2003		8,960,711		Ps.	—	Ps.	24,496,743

Liabilities
Current liabilities
Trade accounts payable	US$	340,893	2.958	Ps.	1,008,361	Ps.	963,817
Short-term debt	US$	2,218,025	2.958		6,560,919		6,308,960

Total current liabilities		2,558,918		Ps.	7,569,280	Ps.	7,272,777

Non current liabilities
Trade accounts payable	US$	968,547	2.958	Ps.	2,864,961	Ps.	3,609,629
Long-term debt	US$	49,065,410	2.958		145,135,483		139,561,845

Total non-current liabilities		50,033,957		Ps.	148,000,444	Ps.	143,171,474

Total liabilities as of June 30, 2004		52,592,875		Ps.	155,569,724	Ps.	—

Total liabilities as of June 30, 2003		53,730,089		Ps.	—	Ps.	150,444,251

(*)	Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement. See Note 4.d.i.
(1)	Includes US$ 83,402 valued at the buyers’ rate of exchange.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

17. Other financial statement information (continued)

g. Other expenses

	Expenses
Items	Cost of leases and services		Cost of credit card operations		Cost of others		Administrative		Selling		Total as of June 30, 2004		Total as of June 30, 2003		Total as of June 30, 2002
Depreciation and amortization	Ps.	51,306,574	Ps.	740,131	Ps.	18,271	Ps.	824,223	Ps.	38,757	Ps.	52,927,956	Ps.	53,451,281	Ps.	58,929,822
Condominium expenses		4,856,216		—		—		—		—		4,856,216		4,743,900		11,846,321
Taxes, rates, contributions and services		131,227		2,110,191		—		3,073,731		5,953,517		11,268,666		8,346,809		10,983,318
Fees for directors		—		—		—		4,300,763		—		4,300,763		4,133,108		2,173,930
Allowance for doubtful accounts		—		—		—		—		—		—		10,341,917		52,782,615
Parking		3,206,290		—		—		—		—		3,206,290		2,269,919		3,841,329
Fees and payments for services		—		1,522,392		—		3,937,125		9,360		5,468,877		3,957,086		5,634,672
Salaries and bonuses		—		3,778,626		—		5,064,985		1,913,528		10,757,139		7,091,671		14,066,285
Insurance		—		159,287		—		642,754		—		802,041		777,996		911,035
Maintenance and repairs		166,002		152,767		9,759		366,673		—		695,201		714,133		829,514
Commissions		—		2,668,222		—		—		—		2,668,222		2,026,229		2,147,550
Bank charges		—		—		—		308,664		—		308,664		326,618		417,512
Rental		88,343		163,492		—		541,235		—		793,070		824,815		1,881,216
Stationery		—		220,003		—		276,997		—		497,000		534,541		892,258
Personnel		—		161,896		—		328,602		—		490,498		370,472		627,253
Control authorities expenses		—		182,066		—		187,255		—		369,321		217,332		191,372
Social security contributions		—		—		—		310,264		243,807		554,071		303,723		820,065
Freight and transportation		—		—		—		133,479		—		133,479		99,707		145,985
Advertising		—		—		—		—		2,621,194		2,621,194		1,466,941		3,573,939
Computer services		—		—		—		—		—		—		—		119,104
Other		250,019		105,988		410		424,184		91,684		872,285		745,961		1,846,154

Total as of June 30, 2004	Ps.	60,004,671	Ps.	11,965,061	Ps.	28,440	Ps.	20,720,934	Ps.	10,871,847	Ps.	103,590,953	Ps.	—	Ps.	—

Total as of June 30, 2003	Ps.	58,243,230	Ps.	8,330,235	Ps.	349,675	Ps.	18,227,482	Ps.	17,593,537	Ps.	—	Ps.	102,744,159	Ps.	—

Total as of June 30, 2002	Ps.	72,746,300	Ps.	12,601,125	Ps.	718,501	Ps.	25,383,497	Ps.	63,211,826	Ps.	—	Ps.	—	Ps.	174,661,249

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALTO PALERMO S.A. (APSA)

By:	/s/ Alejandro Elsztain
Name:	Alejandro Elsztain
Position:	Director and Chief Executive officer
Date:	December 29, 2004

S-1