Form 20-F/A
ALTO PALERMO SA APSA
filed 2005-04-11
CIK 1128173

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

EXPLANATORY NOTE

This amended report on Form 20F/A dated April 11, 2005 is being filed to:

(1)     amend “Item 16D – Exemptions from the Listing Standards for Audit Committees” to disclose that we are relying on the exemptions provided to foreign private issuers and that are applicable to us under Nasdaq’s Audit Committee Composition, Audit Committee Written Charter, Quorum, Independent Directors requirements of Rules 4350(d)(2), 4350(d)(1), 4350(f), 4350(c), respectively. As provided by the Nasdaq rules, foreign private issuers are exempt from the requirements of audit committee composition until July 31, 2005 so long as they comply with applicable audit committee composition requirements of the reporting jurisdiction. In our case, we are in compliance with applicable Argentine requirements regarding audit committee composition and thus are relying on the exemption provided by the Nasdaq rules.

Other than the foregoing items and conforming changes related thereto, no part of the annual report on Form 20-F filed on December 29, 2004 is being amended, and the filing of this amended annual report on Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any dated subsequent to December 29, 2004.