Form 20-F
period 2005-06-30
ALTO PALERMO SA APSA
filed 2005-12-27
CIK 1128173

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 128 0-30982

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, Piso 22

Buenos Aires, Argentina

54-11 4344-4600

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing forty shares of Common Stock	Nasdaq National Market of the Nasdaq Stock Market

Common Stock, face value ten cents of Peso per share	Nasdaq National Market of the Nasdaq Stock Market*

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of the issuer’s common stock as of June 30, 2005 was 780,423,632

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

☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☐

ALTO PALERMO S.A. (APSA)

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This annual report contains or incorporates by reference statements that constitute “forward-looking statements,” in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. Words such as “anticipate”, “expect”, “intend”, “plan”, “believe”, “seek”, “estimate”, variations of such words, and similar expressions are intended to identify such forward-looking statements. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	changes in exchange rates or regulations applicable to currency exchanges or transfers;

•	unexpected developments in certain existing litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “Risk Factors” beginning on page 13.

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

This annual report contains our audited consolidated financial statements as of June 30, 2005 and 2004 and for the years ended June 30, 2005, 2004 and 2003. Our consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, independent auditors, whose report is included herein.

Except as discussed in the following paragraph, we prepare our consolidated financial statements in Pesos and in conformity with Argentine GAAP and the regulations of the National Exchange Commission (Comisión Nacional de Valores), which differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 17 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

As discussed in Note 3.j. to our consolidated financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comision Nacional de Valores, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on our consolidated financial statements. Additionally, as discussed in Note 2.c to our consolidated financial statements, contained elsewhere in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the Comision Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comision Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the Comision Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. Since Argentine GAAP required companies to discontinue inflation accounting only as from October 1, 2003, the application of the Comision Nacional de Valores resolution represents a departure from generally accepted accounting principles in Argentina. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on our consolidated financial statements.

As a result of these matters, until February 28, 2003 our consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchasing power of the Peso in our historical financial statements using changes in the Argentine wholesale price index, as published by the National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos or “INDEC”), as follows:

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

References to fiscal years 2001, 2002, 2003, 2004 and 2005 are to the fiscal years ended June 30, 2001, 2002, 2003, 2004 and 2005, respectively.

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

A. Selected financial data

In this annual report, references to “US$ “ and “U.S. Dollar” are to United States Dollars and references to “Ps.”, “Peso” or “Pesos” are to Argentine Pesos. The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2005, 2004 and 2003 and the selected consolidated balance sheet data as of June 30, 2005 and 2004 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, independent auditors.

On January 14, 2003, the Professional Council of Economic Science of the City of Buenos Aires (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires or “CPCECABA”) and the Comision Nacional de Valores approved, with certain amendments, Technical Resolutions No. 16, 17, 18, 19 and 20 issued by the Argentine Federation of Professional Council of Economic Science (Federación Argentina de Consejos Profesional de Ciencias Económicas or “FACPCE”), which established new accounting and disclosure principles under Argentine GAAP. We adopted such standards on July 1, 2002, except for Technical Resolution No. 20 which was adopted on July 1, 2003. As required by Argentine GAAP, when issuing our 2003 consolidated financial statements we restated our financial statements for the prior years to give retroactive effect to the newly adopted accounting standards. The consolidated statements of income data for the years ended June 30, 2002 and 2001 and the selected consolidated balance sheet data as of June 30, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements that are not included herein, which were restated to give retroactive effect to the recently adopted accounting standards.

Our consolidated financial statements are presented in Pesos. Except as discussed in the following paragraph, our financial statements are prepared in accordance with Argentine GAAP and regulations of the Comision Nacional de Valores which differ in certain significant respects from U.S. GAAP. Note 17 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income reported under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2005 and 2004. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S - X of the SEC.

As discussed in Notes 2.c. and 3.j. to our consolidated financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comision Nacional de Valores, we discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However, we believe that such departures have not had a material effect on our consolidated financial statements.

Until February 28, 2003, our consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchasing power of the Peso in the historical financial statements using changes in the Argentine wholesale price index, as published by the National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos or “INDEC”), as follows:

•	we adjusted non-monetary items and consolidated statements of income amounts to reflect the then-current general purchasing power,

•	we did not adjust monetary items, as such items were by their nature stated in terms of current general purchasing power in our consolidated financial statements,

•	we recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items, and

•	we included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within “Financing results, net”.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

References to fiscal years 2001, 2002, 2003, 2004 and 2005 are to the fiscal years ended June 30, 2001, 2002, 2003, 2004 and 2005, respectively.

	As of and for the year ended June 30,(1)
	2005	2005	2004	2003	2002	2001
	(US$)(2)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
STATEMENT OF INCOME DATA
Argentine GAAP
Revenues	79,722.0	230,157.3	143,250.0	114,215.4	195,966.2	266,048.7
Costs	(31,813.2)	(91,844.6)	(71,998.2)	(67,574.9)	(91,070.6)	(104,337.5)

Gross profit	47,908.8	138,312.7	71,251.9	46,640.6	104,895.7	161,711.3
Selling expenses	(8,523.2)	(24,606.6)	(9,826.8)	(17,593.5)	(63,211.8)	(40,135.5)
Administrative expenses	(11,099.1)	(32,043.1)	(20,720.9)	(18,227.5)	(25,383.5)	(34,647.6)
Net income (loss) in credit card trust	146.7	423.5	260.9	(4,077.1)	(4,068.8)	2,313.7
Torres de Abasto unit contracts’ rescissions	—	—	—	9.7	60.4	(29.4)

Operating income	28,433.2	82,086.6	40,965.0	6,752.1	12,291.9	89,212.5
Equity loss from related companies	(244.8)	(706.6)	(1,126.5)	(12,072.2)	(4,895.0)	(3,084.6)
Amortization of goodwill	(1,671.9)	(4,826.8)	(4,826.5)	(4,827.1)	(4,826.8)	(4,827.1)
Financial results, net(3)	835.2	2,411.2	7,324.8	118,641.1	(91,189.0)	(82,270.2)
Other (expense) income, net	(2,787.6)	(8,047.7)	(6,629.8)	13,271.9	(10,839.3)	(306.7)

Income (loss) before taxes and minority interest	24,564.1	70,916.6	35,707.0	121,765.9	(99,458.1)	(1,276.0)
Income tax (expense) benefit	(11,643.9)	(33,615.9)	(16,311.3)	(46,755.1)	82,992.6	(5,241.0)
Minority interest	(1,401.2)	(4,045.4)	(558.1)	2,339.8	5,113.8	(900.8)

Net income (loss)	11,519.0	33,255.4	18,837.5	77,350.6	(11,351.8)	(7,417.8)

Basic net income (loss) per share	0.02	0.04	0.03	0.11	(0.02)	(0.01)
Basic net income (loss) per ADS	0.59	1.71	1.05	4.39	(0.65)	(0.42)
Diluted net income (loss) per share	0.01	0.02	0.02	0.03	(0.02)	(0.01)
Diluted net income (loss) per ADS	0.26	0.74	0.61	1.18	(0.65)	(0.42)
Number of shares outstanding	780,423.6	780,423.6	727,682.3	704,829.7	700,000.0	700,000.0

U.S. GAAP
Revenues	76,349.3	220,420.3	137,296.5	109,838.6	191,718.7	258,498.9
Operating Income (loss)	29.783,9	85.986,2	40.209,0	11.741,9	(62.307,4)	88.151,0
Net income (loss)	12,528.2	36,169.0	7,251.1	63,857.2	(161,791.6)	(14,224.3)
Basic net income (loss) per share	0.02	0.05	0.01	0.09	(0.23)	(0.02)
Diluted net income (loss) per share	0.01	0.02	0.01	0.02	(0.23)	(0.02)
Basic net income (loss) per ADS	0.69	2.00	0.40	3.60	(9.20)	(0.80)
Diluted net income (loss) per ADS	0.28	0.80	0.40	0.80	(9.20)	(0.80)
Weighted average number of shares Outstanding	269,143.7	777,017.8	716,436.0	701,016.8	700,000.0	700,000.0

	As of and for the year ended June 30,(1)
	2005	2005	2004	2003	2002	2001
	(US$)(2)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
BALANCE SHEET DATA
Argentine GAAP
Current Assets:
Cash and banks and investments	23,094.5	66,673.8	75,273.7	35,987.7	24,753.0	33,215.6
Accounts receivable, net	19,465.0	56,195.4	26,978.7	28,961.4	24,029.1	113,769.7
Other receivables and prepaid expenses	11,110.4	32,075.8	23,842.5	4,851.5	6,080.9	24,797.2
Inventory	307.6	888.1	780.3	759.2	1,315.3	8,413.3

Total current assets	53,977.5	155,833.1	126,875.2	70,559.7	56,178.4	180,195.8
Non-current assets:
Accounts receivable, net	2,666.7	7,698.8	2,749.4	2,340.8	5,226.4	10,675.1
Other receivables and prepaid expenses, net	3,949.6	11,402.4	38,914.8	47,681.6	93,848.1	32,124.3
Inventory, net	17,133.0	49,463.1	43,401.3	25,030.0	24, 880.2	30,727.9
Fixed assets, net	339,891.3	981,266.2	895,140.2	918,697.8	955,967.0	1,064,745.4
Investments, net	6,950.1	20,064.8	20,608.8	11,094.5	25,287.2	33,991.9
Intangible assets, net	1,832.2	5,289.7	1,918.5	2,402.6	8,295.1	9,237.0

Subtotal Non-Current Assets	372,422.9	1,075,185.0	1,002,733.0	1,007,247.3	1,113,504.0	1,181,501.7
Goodwill, net	5,845.7	16,876.7	21,703.5	26,530.0	31,357.1	36,185.8

Total non-current assets	378,268.7	1,092,061.7	1,024,436.5	1,033,777.3	1,144,861.0	1,217,687.5

Total assets	432,246.2	1,247,894.8	1,151,311.8	1,104,337.0	1,201,039.4	1,397,883.2
Current liabilities:
Trade accounts payable	17,316.3	49,992.1	31,824.4	19,478.7	19,095.2	38,109.4
Short-term debt	19,541.9	56,417.5	95,587.7	24,699.3	39,755.8	122,737.5
Salaries and social security payable	2,924.8	8,443.9	5,743.8	3,783.0	1,598.6	6,881.3
Taxes payable	3,808.4	10,994.9	7,179.2	5,812.2	13,204.8	5,990.1
Customer advances	12,575.9	36,306.6	19,332.3	11,212.1	10,152.5	35,650.1
Related parties	1,302.6	3,760.5	8,432.7	7,445.0	712.3	973.0
Dividends payable	13.5	39.0	337.7	337.7	379.4	742.3
Other liabilities	3,663.0	10,575.0	5,638.8	5,649.9	2,133.6	2,901.6

Total debts	61,146.4	176,529.6	174,076.5	78,417.9	87,032.2	213,985.4
Provisions	704.0	2,032.5	—	—	3,903.7	—

Total current liabilities	61,850.4	178,562.1	174,076.5	78,417.9	90,935.9	213,985.4
Non-current liabilities:
Trade accounts payable	647.9	1,870.6	2,865.0	3,609.6	6,873.8	4,243.5
Long-term debt	60,665.0	175,139.9	145,064.9	218,138.8	242,065.0	374,184.9
Taxes payable	2,931.6	8,463.7	9,300.0	—	—	19,045.5
Customer advances	13,600.4	39,264.3	27,546.3	25,318.1	28,386.3	65,654.3
Related parties	600.0	1,732.2	—	—	127,967.2	—
Other liabilities	4,790.4	13,829.8	701.7	913.9	1,167.7	1,431.2

Total debts	83,235.4	240,300.6	185,477.8	247,980.5	406,460.0	464,559.5
Provisions	3,673.8	10,606.1	5,995.7	3,927.1	4,938.1	4,313.3

Total non-current liabilities	86,909.1	250,906.7	191,473.5	251,907.6	411,398.1	468,872.9

Total liabilities	148,759.5	429,468.7	365,550.0	330,325.6	502,334.0	682,858.2
Minority interest	9,497.2	27,418.5	15,388.1	14,760.5	17,289.6	22,257.4
Retained earnings (accumulated deficit)	32,072.8	92,594.2	78,176.4	72,988.2	(4,362.4)	(7,296.4)
Shareholders’ equity	273,989.5	791,007.6	770,373.7	759,250.9	681,415.8	692,767.6

	As of and for the year ended June 30,(1)
	2005	2005	2004	2003	2002	2001
	(US$)(2)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
U.S. GAAP
Total assets	425,017.1	1,227,024.5	1,122,713.3	1,106,138.7	1,161,564.9	1,419,936.1
Shareholders’ equity	214,747.4	619,975.8	595,230.7	594,736.7	530,253.0	694,269.0
CASH FLOW DATA
Argentine GAAP:
Net cash provided by operating activities	32,705.1	94,419.7	79,605.9	42,896.9	53,319.2	31,845.3
Net cash used in investing activities	(21,058.5)	(60,796.0)	(18,993.6)	(3,331.3)	(3,744.9)	(54,666.6)
Net cash (used in) provided by financing activities	(18,083.0)	(52,205.7)	(20,603.1)	(27,737.4)	(54,330.6)	28,892.8
U.S. GAAP:
Net cash provided by operating activities	32,753.2	94,558.6	77,628.5	44,607.7	66,635.8	31,350.2
Net cash used in investing activities	(21,028.5)	(60,709.2)	(18,993.6)	(3,331.3)	(3,506.1)	(54,171.5)
Net cash (used in) provided by financing activities	(18,083.0)	(52,205.7)	(20,603.1)	(27,737.4)	(54,330.6)	28,892.8
Effect of exchange rate changes on cash and cash equivalents	(78.2)	(225.7)	1,977.3	1,699.7	(53.1)	—
Effect of inflation accounting	—	—	—	(3,410.5)	(13,502.4)	—
OTHER FINANCIAL DATA
Argentine GAAP:
Capital expenditures (4)	18,971.7	54,771.2	21,674.6	2,448.0	3,962.8	55,386.7
Depreciation and amortization	21,972.1	63,433.5	58,404.5	61,383.2	66,511.4	72,227.8
Current assets/current liabilities	0.87	0.87	0.73	0.90	0.62	0.84
Non-current assets/total assets	0.88	0.88	0.89	0.93	0.98	0.87
Net income (loss) /average net worth (5)	0.01	0.04	0.02	0.11	(0.02)	(0.01)
Dividends per share	0.014	0.040	0.025	0.014	—	—
Dividends per ADS	0.560	1.619	0.984	0.566	—	—

(1)	In thousands of Pesos, except per share amounts and ratios. Sums may not total due to rounding.

(2)	Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2005, which was Ps. 2.887 per US$ 1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all.

(3)	Includes interest income, interest expense, results from derivative financial instruments, exchange differences, results on exposure to inflation, impairment charges and reversals, and results from repurchase of debt.

(4)	Capital expenditures represent the cash cost in respect of capital expenditures during the year, which includes purchases of property, plant and equipment and investments in other properties and companies.

(5)	Average net worth is the simple average between the shareholder’s equity balance at the end of the fiscal period excluding the current fiscal year’s results and the shareholders’ equity at the end of the immediately preceding year.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. Dollars expressed in nominal Pesos per U.S. Dollar. On November 30, 2005, the applicable Peso/U.S. Dollar exchange rate was Ps. 2.946 to US$ 1.00. The Federal Reserve Bank of New York does not report a non-buying rate for Pesos.

Nominal Exchange Rates

	Exchange Rate (5)
	High (1)	Low (2)	Average (3)	Period End
Fiscal Year 2001	1.0000	0.9990	0.9995	1.0000
Fiscal Year 2002 (4)	3.7400	0.9990	1.8206	3.7900
Fiscal Year 2003	3.7400	2.7120	3.2565	2.8000
Fiscal Year 2004	2.9510	2.7100	2.8649	2.9580
Fiscal Year 2005	3.0400	2.8460	2.9230	2.8670
Month Ended June 30, 2005	2.8760	2.8460	2.8640	2.8670
Month Ended July 31, 2005	2.8660	2.8410	2.8491	2.8410
Month Ended August 31, 2005	2.8930	2.8390	2.8682	2.8910
Month Ended September 30, 2005	2.9490	2.8840	2.8940	2.8950
Month Ended October 31, 2005	2.9980	2.8890	2.9475	2.9820
Month Ended November 30, 2005	2.9720	2.9190	2.9450	2.9460

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.

(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.

(3)	Average of month-end rates.

(4)	From December 23, 2001 through January 11, 2002 Banco Nación did not publish an official exchange rate due to governmental suspension of the exchange market.

(5)	All mid market prices.

Source: Banco de la Nación Argentina. Bloomberg

Fluctuations in the exchange rate between the Peso and the U.S. Dollar may adversely affect our ability to service our U.S. Dollar-denominated debt and or the U.S. Dollar value of our American Depositary Shares. Since the repeal of the Convertibility Law No. 23,928 in January 2002, which established a fixed exchange rate under which the Argentine Central Bank was forced to sell U.S. Dollars at Ps. 1.00 per US$ 1.00 (“Convertibility Law”), the Peso has devaluated 194.6% vis-à-vis the U.S. Dollar up to November 30, 2005. We can not assure you that further devaluations will not take place in the future.

Inflation and further devaluation of the Argentinian currency could materially and adversely affect our operating results.

B. Capitalization and Indebtedness

This section is not applicable.

C. Reasons for the Offer and Use of Proceeds

This section is not applicable.

D. Risk Factors

You should consider the following risks associated with our business, taking into account the instability of the country in which we operate.

We may also face additional risks and uncertainties that are not presently affecting us, or that we currently deem immaterial, which may materially impair our business. In general, investing in companies which operate in emerging markets such as Argentina is more risky than investing in companies which operate in more stable markets such as the United States.

Risks Related to Argentina

We collect substantially all of our revenues in Argentina, thus the economic crisis suffered in this country has had and continues to have severe consequences in our financial condition.

We are a corporation (sociedad anónima) organized under the laws of the Republic of Argentina. We collect substantially all of our revenues in Argentina and substantially all of our operations, developments, and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.

During 2001 and 2002, Argentina underwent a period of severe political, economic and social instability that led to the early resignation of President De la Rúa, the default on substantially all of Argentina’s sovereign debt and the devaluation of the Peso after a ten-year period of one-to-one parity with the U.S. Dollar. Following a succession of interim Presidents during the course of ten days, on January 1, 2002, at a joint session of the Argentine Congress, Eduardo Duhalde, a senator for the Justicialist Party, was selected to complete the term in office left vacant by President de la Rúa which was due to expire in December 2003.

During his term in office, President Duhalde adopted a number of measures, including, but not limited to the following:

•	ratifying the suspension of payment of a portion of Argentina’s sovereign debt which had been previously declared suspended by interim President Rodriguez Saá;

•	ending the one-to-one Peso-U.S. Dollar parity that had been in place since April 1991;

•	converting certain U.S. Dollar-denominated loans by financial institutions in the Argentine financial system into Peso-denominated loans (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia or “CER”) or in salaries (Coeficiente de Variación de Salarios or “CVS”), as the case may be;

•	converting U.S. Dollar-denominated bank deposits in financial institutions in the Argentine financial system into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00 plus an adjustment pursuant to CER;

•	requiring the mandatory sale, currently suspended, by all banks of all their foreign currency held in Argentina to the Argentine Central Bank (Banco Central de la República Argentina or “Argentine Central Bank”) at an exchange rate of Ps.1.40 per US$1.00 (in the case of U.S. Dollars) or at an equivalent rate (in the case of other currencies);

•	converting most foreign currency-denominated obligations of entities in Argentina to non-financial institutions in Argentina into Peso-denominated obligations at a one-to-one exchange rate (in the case of obligations denominated in U.S. Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), plus an adjustment pursuant to the CER or the CVS, as the case may be, plus an equitable adjustment in certain cases;

•	restructuring the maturity of, and interest rates on, domestic bank deposits and maintaining restrictions on withdrawals of those deposits;

•	enacting an amendment to the Argentine Central Bank’s charter allowing it to (1) print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the Argentine government and (3) provide financial assistance to financial institutions in the Argentine financial system with liquidity constraints or solvency problems;

•	converting or “pesifying” public service tariffs, originally calculated in U.S. Dollars, into Pesos at a one-to-one exchange rate;

•	freezing public service tariffs without permitting indexation of any kind in contracts executed after the effective date of the Public Emergency Law;

•	authorizing the Argentine government to renegotiate tariffs in public utility service contracts;

•	imposing restrictions on transfers of funds abroad subject to certain exceptions;

•	requiring the deposit in the Argentine financial system of foreign currency earned from exports, subject to certain exceptions; and

•	enacting amendments to the Bankruptcy Law to protect debtors.

The measures set forth above resulted in a profound change to the Argentine monetary and foreign exchange regime and to the regulatory framework for all business sectors in Argentina. The impact of such measures on the Argentine economy was significant in the course of 2002 and throughout the first half of 2003. In accordance with data published by the INDEC, in 2002 Argentina’s gross domestic product (“GDP”) decreased 10.9%, unemployment increased to unsustainable levels and the persistent devaluation of the Peso led to an escalation in retail and wholesale prices of 41.4% and 118.2%, respectively. This led to a reduction of wages in real terms and of disposable income and resulted in changes in consumer behavior across all sectors of the Argentine population adversely affecting our sales.

In 2003 the Argentine economy began to experience a recovery which may not be sustained if the government fails to achieve its proposed goals.

The increase in the level of demonstrations and violence in June 2002 led then-President Duhalde to announce his resignation effective May 25, 2003 and to call presidential elections prior to the expiration of his term. Néstor Kirchner was elected President in the second round and was inaugurated on May 25, 2003. His term in office will expire on December 10, 2007. Although the economic policies implemented by Kirchner’s administration have succeeded in achieving economic growth Argentina in 2003 (estimated at 8.8% as compared to 2002) and 2004 (estimated at 9.0% as compared to 2003) and in the first six months of 2005 (estimated at 9.1% as compared to the first six months of 2004), there are still major issues pending resolution, such as the contracts with privatized public utility companies, the restructuring of the country’s financial system and continuing default of pre-existing sovereign debt that did not participate in the government’s exchange offer. The Kirchner administration’s main challenge is to generate confidence and create conditions that allow for a transition from the current short-term stabilization economic policies to long-term and sustainable growth. We cannot assure you that the Kirchner administration will be able to implement the required reforms to engender economic growth and reestablish political confidence. If it is unable to do so this would likely have an adverse effect on the economy and financial system.

The government’s actions concerning the economy, including the ones with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had, and may continue to have, a material adverse effect on private entities, including us. Decisions with regards to those issues could paralyze investment and consumption decisions causing a reduction in retail sales and real estate sales. Consequently, we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition, or results of operations.

The Peso has been subject to major devaluations in the past and may suffer significant fluctuations in the future.

The economic policies of the Argentine government as well as any future depreciation of the Peso against the U.S. Dollar might have an adverse impact on our financial condition and the results of our operations. The Peso has been subject to major devaluations in the past and may suffer significant fluctuations in the future.

Law No. 25,561, promulgated on January 6, 2002, called Public Emergency and Foreign Exchange Regime Reform Law (“Public Emergency Law”), put an end to over a decade of one-to-one parity between the

U.S. Dollar and the Peso and authorized the Argentine government to set the exchange rate. Subsequent to the devaluation of the Peso in early 2002 and since the beginning of the economic crisis, there have been significant fluctuations in the value of the Peso causing repeated Argentine Central Bank interventions to stabilize the Peso through purchases and sales of U.S. Dollars. As of November 30, 2005, the exchange rate was Ps.2.95 per U.S. Dollar after a peak of Ps.3.90 per U.S. Dollar on June 25, 2002.

We collect substantially all of our revenues in Argentina, and as a result of the enactment of the Public Emergency Law, they are calculated and collected in Pesos. We cannot assure you that the policies to be implemented by the Argentine government in the future will stabilize the value of the Peso against foreign currencies. Therefore, the Peso may continue to be subject to significant fluctuations and further devaluations which might significantly and adversely affect our financial condition and the results of our operations.

Further depreciation of the Peso would have particular impact on:

•	revenues collected for services provided in Argentina, such as lease agreements;

•	the valuations of our assets; and

•	our Peso-denominated monetary assets and liabilities which could be affected by the introduction of different inflation adjustment indexes.

Argentina may not be able to attract foreign investment in the future.

Argentina’s recent social and economic instability, the Government’s emergency measures to address the instability and security concerns relating to an increase in crime (including the recent activities of organized picketers, or “piqueteros”) have made many foreign investors unwilling to invest in Argentina. Foreign investment is conducive in many respects to our economic recovery and future economic growth. Argentina’s continuing inability to attract foreign investment may have an adverse effect on Argentina’s economy and prospects.

Inflation may escalate and further undermine the economy, which could adversely affect our financial condition and results of operations.

On January 24, 2002, the Argentine government amended the Argentine Central Bank’s charter allowing it to print currency without having to maintain a fixed and direct ratio with the foreign currency and gold reserves. This amendment allows the Argentine Central Bank to make advances to the Argentine government to cover anticipated budget deficits and to provide financial assistance to financial institutions with liquidity problems. Furthermore, the devaluation of the Peso affected the domestic price system generating inflation in 2002. Through December 31, 2003, the CER and the wholesale price index exhibited increased by 3.7% and 4.3%, respectively, compared to 41.4% and 118.2%, respectively, for 2002. During 2004, the CER increased by 6.1% and the wholesale price index increased by 7.9%. Although in the course of 2003 and 2004 inflation has been relatively stable, there is great concern over the escalating levels of inflation by the end of 2005. After rising 0.8% and 1.5% in December 2004 and January 2005, respectively, prices increased by 1.0% in February, 1.5% in March 2005, 0.5% in April 2005, 0.6% in May 2005, 0.9% in June 2005, 1.0% in July 2005, 0.4% in August 2005, 1.2% in September 2005, 0.8% in October 2005 and 1.2% in November 2005, creating significant uncertainty regarding future inflation levels.

The devaluation of the Peso and related economic measures implemented by the Argentine government were intended primarily to remedy the effects of unemployment and to stimulate economic growth. To date, the objectives pursued have been achieved, but the sustainable success of such measures will depend on the ability of the Argentine government to generate confidence in the local and international financial markets. If current uncertainty regarding the government’s policies persists, it is likely that inflation rates will increase significantly, investment and economic activity will contract, unemployment will increase beyond current levels, tax collection will drop and the current fiscal surplus will erode, leading to fiscal deficit. Therefore, we cannot assure you that the value of the Peso will continue to be stable or that inflation will remain at current levels. Any significant increase in inflation or additional volatility in the financial markets could have a material adverse effect on our financial condition and results of operations.

The recent economic and financial crisis produced significant social and political tensions, which could worsen in the event of another shock and have a material adverse effect on Argentina’s economic growth.

During the height of its recent economic crisis, Argentina experienced significant social and political turmoil, evidenced by street demonstrations, strikes, increased rates of crime and the rapid succession of four interim administrations between President De la Rúa’s resignation in December 2001 and President Duhalde’s appointment in January 2002. In addition, the lack of any clear political consensus in favor of a particular set of economic policies has also given rise to, and may perpetuate, significant uncertainties about Argentina’s economic and political future. There can be no assurance that the significant domestic instability evident during 2001 and 2002 will not reemerge in response to an internal or external shock. Such instability could have a material adverse effect on Argentina’s economic growth. Furthermore, if unemployment rates do not decrease substantially, consumption of retail goods will be detrimentally affected which in turn will adversely affect the financial condition of our tenants, and consequently, our results of operations.

Promulgations of laws related to foreclosure on real state adversely affect property rights

In February 2002, the Argentine government amended Argentina’s bankruptcy law, suspending bankruptcies and foreclosures, initially for a six-month period and subsequently extended until November 14, 2002.

On June 2, 2003, the Congress passed a law formally suspending the ability to foreclose on mortgaged properties for a term of ninety days, reinstating the earlier “formal” suspension on foreclosures that ended on November 14, 2002. This suspension was extended until September 2, 2003. However, the creditors voluntarily agreed, together with banks and other financial institutions, to extend such suspension until a new law solved this situation. On November 5, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule the mortgage debts by creating a Trust (paid by the Argentine Government) which purchases portfolio mortgage debts and reschedules them in a more profitable way. The period that creditors had to express their consent to this mortgage reschedule system expired on June 22, 2004. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included different conditions referring to the incorporation to this system of the mortgage loans that were in judicial or private execution proceedings.

Future governmental policies will likely significantly affect the economy as well as the operations of financial institutions

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. Due to the Argentine crisis, in the last few months the Argentine government has promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy and financial institutions in particular. We cannot assure you that laws and regulations currently governing the economy or the banking sector will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition, results of operations or our ability to honor our foreign-currency denominated debt obligations.

Due to the current social and political crisis, investing in Argentina also entails the following risks:

•	rioting, looting, nation-wide protests, strikes and widespread social unrest;

•	expropriation, nationalization and forced renegotiation or modification of existing contracts; and

•	unpredictable taxation policies, including royalty and tax increases and retroactive tax claims.

Despite the apparent disappearance of the signs of economic and political crisis, the structural problems of the Argentine economy, which have recurrently caused or contributed to the political crisis in the past, have not been resolved, and there can be no assurance that the policies of the elected president will be ultimately successful.

Future exchange controls may prevent us from servicing our foreign currency-denominated debt obligations.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and severe restrictions on transfers abroad. Although most restrictions in connection with repayments to foreign creditors have been lifted, these regulations have been changing constantly since they were first enacted, and we cannot assure you that they will not be put in place again and, if they are, whether they will be stricter than before. Currently, the government, through the Argentine Central Bank, holds control over capital inflows and outflows, enacting the applicable rules in this regard. Decree No. 616/2005, issued on June 10, 2005, established that inflows and outflows of foreign currency into the local exchange market, and indebtedness transactions incurred by local residents that may result in a foreign currency-denominated payment to non-residents, need to be registered with the Argentine Central Bank. Furthermore, as from May 26, 2005, the following situations are subject to certain requirements and conditions: (a) inflows of funds derived from foreign borrowing by the private financial and non-financial sectors; and (b) inflows of foreign currency by non-residents for the purpose of: (i) holding a position in local currency, (ii) purchasing financial debt or assets and (iii) investing in government bonds in the secondary market. In these situations, the following requirements must be met: (i) inflows must remain in Argentina for 365 days to be computed as from the day they were negotiated in the local exchange market; (ii) the funds involved in the transactions covered by this decree must be deposited in a local bank account; (iii) a non-transferable deposit denominated in U.S. Dollars for an amount equal to 30% of the relevant transaction has to be made with the resulting proceeds. This deposit will only be reimbursed after the expiration of a 365 days term, cannot bear interest (nor yield any other type of profit) and may not be used as collateral in any credit transaction. Such requirements do not apply to: (a) foreign direct investment, (b) primary placement of publicly traded debt or equity securities listed in one or more exchange markets, and (c) foreign trade and export finance related transactions.

Subsequently, Resolution No. 365/2005 from the Ministry of Economy and Production established that non-resident capital inflows destined for the primary subscription of Argentine Central Bank notes and income derived from the sale by residents of foreign assets for an amount greater than US$2 million per month, will also be subject to the aforementioned requirements.

Resolution No. 365/2005 provided certain exemptions to the non-transferable deposit requirement such as (i) inflows derived from borrowings extended by multilateral and bilateral financial institutions and official credit agencies, and (ii) inflows derived from financial borrowings extended by foreign creditors, so long as they are devoted to investments in non-financial assets and the borrowed amounts are repaid at least 24 months after they were granted. However, neither Resolution No.365/2005 nor the relevant Argentine Central Bank Communications contain any definition or example as to what would constitute a non-financial asset that would fall under such exception. Therefore, inflows of foreign currency derived from loans extended by foreign creditors to residents devoted to finance the acquisition or the construction of any real estate property are likely to be subject to the non-transferable deposit requirement even if such borrowings are to be repaid no earlier than 24 months after they were granted.

By contrast, according to Communication “C” 43075 dated September 26, 2005, inflows of foreign currency caused by a non-resident and devoted to the cancellation of payment obligations under a purchase agreement (including installment payments thereof) concerning a real estate property under construction may be registered as foreign direct investments provided certain conditions are met.

Finally, Resolution No. 637/2005 from the Ministry of Economy and Production dated November 16, 2005 established that any inflow of foreign currency to the local exchange market devoted to the primary subscription of notes, bonds or participation certificates issued by the trustee of a trust, regardless of the channels in which they are traded (public or private offerings, or listings in self-regulated markets) is subject to the non-transferable deposit requirement established by Decree 616/2005 if such requirement would be deemed applicable to the acquisition of the underlying assets of the trust. See Item 10.D.

Although most capital outflow restrictions with regard to import of goods, payment of interest, utilities, dividends and financial debts, have been eliminated, there can be no assurance that the Argentine Central Bank will not reverse its position and once again restrict payments of principal and interest outside of Argentina. If more stringent restrictions are imposed by the Argentine Central Bank, we may be unable to make payments of principal and interest on our foreign currency-denominated debt obligations. If that were to occur, we would likely suffer payment defaults on our existing debt obligations, and such defaults would likely have a material adverse effect on our financial condition and prospects and our ability to service our external debt obligations.

Argentina’s sovereign debt restructuring may create certain additional uncertainties regarding future litigation and economic development.

On December 23, 2001, interim President Rodríguez Saá announced the suspension of the payment of all of Argentina’s sovereign indebtedness, which as of December 31, 2001 amounted to approximately US$144.5 billion. On January 2, 2002, then President Duhalde ratified this decision in relation to the portion of the debt corresponding to private-sector foreign debt holders. Subsequently, the main international credit rating agencies downgraded Argentina’s sovereign debt rank. In November 2002, Argentina failed to honor certain payments then outstanding and payable to the World Bank.

On September 21, 2003, the Executive Board of the International Monetary Fund approved the restructuring of US$12.5 billion of Argentina’s sovereign debt outstanding with multilateral lenders. Pursuant to the terms of the agreement with the International Monetary Fund, the maturities of this debt were extended over the next three years. In addition, Argentina committed itself to achieving certain targets, including a primary fiscal surplus of 3% of GDP for 2004, and left the primary fiscal surplus target for the following two years open for negotiation. Prior to reaching an agreement, the Argentine government defaulted in a payment due to the International Monetary Fund that was cured by execution of a new standby agreement.

On September 23, 2003, the Argentine government announced the guidelines proposed for a restructuring plan in connection with approximately US$95 billion of debt held by the private sector. These guidelines set forth that the Government could require existing debt holders to accept, among other decisions, a 75% reduction in principal, honoring only 25% of the outstanding principal on such indebtedness.

In accordance with the agreement reached with the IMF, Argentina is subject to quarterly reviews. The first reviews were approved in January 2004 and in March 2004, respectively. In August 2004, the International Monetary Fund’s financial assistance program was suspended until the conclusion of the public debt restructuring process.

The Argentine debt exchange offer ended on February 25, 2005. On March 18, 2005, the Argentine government announced the final results of the debt restructuring process, with a rate of participation by bondholders of approximately 76% and an aggregate tendered amount of US$ 62.3 billion. Despite the high levels of acceptance of the offer, the amounts not tendered for exchange totaled approximately US$20 billion, which created uncertainty as to the final resolution of the sovereign debt problem and its impact on the future performance of the Argentine economy. The settlement of the debt exchange was completed on June 2, 2005 due to a delay resulting from legal action commenced by certain bondholders who did not participate in the exchange offer in an attempt to attach the tendered bonds.

Following the settlement of Argentina’s sovereign debt restructuring on May 18, 2005, the International Monetary Fund agreed to a one-year extension of Argentina’s scheduled repayment of debt amounting to US$2.5 billion with maturities due and owed to the International Monetary Fund arising between May 20, 2005 and April 28, 2006.

Additionally, certain companies have filed claims before the International Center for the Settlement of Investment Disputes. The claimants allege that the emergency measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party.

Most of these claimants contend that government’s actions had the effect of expropriating their investments without adequate compensation. Their pleadings are still pending a decision. We can give no assurance that further litigation to be initiated by holdouts will not result in material judgments against the Argentine government.

After the exchange offer, Argentina’s sovereign debt exceeds US$120 billion. We cannot assure you that the Argentine government will honor its obligations either under the exchange offer or under the rescheduled agreement with the International Monetary Fund. Further defaults may result in additional litigation and affect Argentina’s credibility toward multilateral lenders. This would adversely affect economic growth. Under these circumstances, we cannot assure that the economy will not suffer additional shocks which may adversely affect our business and results of operations.

The recent suspension of the Mayor of the City of Buenos Aires and the commencement of an impeachment proceeding against him is generating political and institutional instability.

On November 14, 2005, the legislative body of the City of Buenos Aires suspended Mayor Aníbal Ibarra and initiated an impeachment proceeding against him. He is being charged with breach of duties a fire on December 30, 2004 that caused the death of 193 people in a local night club that did not comply with minimum safety standards required for the issuance of a municipal permit. If Mayor Ibarra is found guilty of these charges he could be removed from office.

This impeachment proceeding is the first one of its kind to take place in the history of the City of Buenos Aires. The confrontation among political parties in the legislative body of the City and the trial is generating political and institutional instability in the city where most of IRSA’s (Inversiones y Representaciones Sociedad Anónima) and APSA’s assets are located.

Recent changes in Kirchner’s cabinet of ministers is generating uncertainty as to the future development of governmental policies

On November 28, 2005 President Kirchner announced the replacement of several Ministers of his cabinet. Felisa Josefina Miceli replaced Roberto Lavagna as head of the Ministry of Economy and Production, Jorge Enrique Taiana replaced Rafael Bielsa as head of the Ministry of Foreign Affairs, Nilda Garré replaced José Pampuro as head of the Ministry of Defense and Juan Carlos Nadalich replaced Alicia Kirchner as head of the Ministry of Social Development. After these announcements, some concerns have arisen, particularly with regards to the replacement of the Minister of Economy and Production. The most important concern is whether the new Minister will be able to develop governmental policies that foster the recovery of the local economy and reduce the poverty level in Argentina.

Risks Related to Our Business

The devaluation of the Argentine Peso and the deterioration of the Argentine economy may cause a material adverse effect on the results of our operations and financial condition

As of June 30, 2005, our outstanding financial debt denominated in U.S. Dollar amounted to Ps. 170.2 million (including accrued and unpaid interest and deferred financing costs), which represented a 73.5% of our consolidated financial debt. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2005, our consolidated financial debt amounted to Ps. 231.5 million (including accrued and unpaid interests and deferred financing costs).

Although we are generating sufficient funds from operating cash flows to satisfy our debt service requirements and our capacity to obtain new financing is adequate, we cannot assure you that we will maintain such cash flow and adequate financial structure in the future.

The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to react to market conditions, the real estate industry and economic downturns.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations.

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

Our ability to generate sufficient income from our properties to service our debt and cover other expenses may be adversely affected by the following factors, among others, some of which we cannot control:

•	oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for us;

•	increased competition from other real estate operators which might drive down our prices and profits;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, which in turn may decrease the revenues collected from leased property;

•	increases in operating expenses which could lower our profitability;

•	the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

•	the need to periodically renovate, repair and release space, the higher costs thereof; and

•	exercise by our tenants of their legal right to terminate their leases early.

An economic downturn in the areas in which the shopping centers are located, bankruptcy of tenants and reduction in the shopping center sales due to lower disposable income might materially and adversely affect our financial condition and results of operations. Increases in operating costs due to inflation and other factors may result in the inability or unwillingness of some tenants to pay rent or increase expense. In addition, we have a number of important tenants occupying space in more than one shopping center; if any one or more of such tenants were to experience financial difficulties and default in lease payments, our operating results could be materially and adversely affected. During the fiscal year ended June 30, 2005, our biggest tenant contributed approximately 1.4% of our income from leases and services. Furthermore, as leases on properties expire or terminate early, we may be unable to find new tenants or existing tenants may enter into new leases on terms that are less favorable to us. The failure to lease such properties could have a material adverse effect on our financial condition.

Failure to sell planned properties will adversely affect our financial condition

We might have difficulty or fail to sell our futures developments. A failure or a delay in selling these properties would result in lower results of operations and have a material adverse effect on our financial condition.

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

We are subject to shopping center operating risks that may affect our profitability

Shopping centers are subject to several factors that could affect their administration and profitability. These factors include:

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

Moreover, the profitability of our shopping center is closely related to consumer spending, and, therefore, to the economy in which our shopping centers operate. All of our shopping centers are located in Argentina, and, as a consequence, their business has been seriously affected by the Argentine recession. Unemployment, political instability and inflation have reduced consumer spending in Argentina, lowering tenants’ sales and forcing some of them to leave our shopping centers. This has reduced our occupied space and consequently, our revenues.

We are subject to great competitive pressure

All of our properties are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. To date, there have been relatively few companies competing with us for shopping center properties. However, if additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our financial condition

Our main properties are located in the City of Buenos Aires and the Greater Buenos Aires area and substantially all of our revenues are derived from such properties. For the fiscal year ended June 30, 2005, approximately 71.9% of our sales from leases and services were derived from properties in the City of Buenos Aires and the Greater Buenos Aires area. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires area, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

If we cannot reach an agreement with the sellers of the Neuquén Project regarding our acquisition of a significant interest, the sale may be voided and we may lose our original investment

On July 6, 1999 APSA acquired 94.6% ownership of Shopping Neuquén S.A. for Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were originally scheduled to be paid on or before July 5, 2001 or at the completion of the construction of the shopping center, whichever happened first. We clarify that said amounts are in Pesos according to the emergency legislation in force. However, Shopping Neuquén S.A.’s former shareholders have challenged the constitutionality of such legislation, and no final decision has been issued. As of November 30, 2005 the purchase price balance remains unpaid.

Shopping Neuquén S.A.’s sole asset is a plot of land of approximately 50,000 square meters on which a shopping center is proposed to be built. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex none of which have been commenced.

Legal issues with Shopping Neuquén S.A’s former shareholders

On August 15, 2003 APSA was informed that the former shareholders of Shopping Neuquén S.A., who had a 85.75% interest, filed a complaint against APSA seeking recovery of the purchase price balance, interest and legal costs. In September 2003, APSA answered the complaint opposing several defenses such as, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance according to the emergency legislation. Moreover, APSA filed a counterclaim alleging there should be a readjustment of the effects of the contract which became excessively burdensome for unforeseeable reasons given the 2001 economic, social and political crisis. In November 2003 the plaintiffs replied to APSA’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus APSA’s contract readjustment claim was inadmissible. As of November 30, 2005 the trial is in the discovery stage.

Legal issues with the Municipality of Neuquén

In June 2001 Shopping Neuquén S.A. filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already performed by Shopping Neuquén S.A. would be lost and accrued in favor of the Municipality of Neuquén, leaving Shopping Neuquén S.A. with no right to compensation.

On January 21, 2003 Shopping Neuquén S.A. submitted its response to the Decree 1437/02 requesting its revocation. It also requested permission to submit a new construction timetable, which would be prepared in accordance with the current situation of the project, including reasonable short and medium term projections. The Municipal Executive issued Decree 585/2003 rejecting this. On June 25, 2003 Shopping Neuquén S.A. filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the

Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén S.A. had expired. The decision, however, is not final. APSA filed an appeal but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible APSA will file an appeal directly with the Federal Supreme Court.

Shopping Neuquén S.A. is currently seeking to negotiate with the Municipality of Neuquén the terms of an agreement that might permit reactivation of the proposed development. Nevertheless, we cannot give you any assurance that APSA will be able to achieve such an agreement on commercially reasonable terms, if at all, and if APSA cannot, the Municipality of Neuquén would be entitled to request the restitution of the property and APSA will likely lose all or substantially all of its investment which amounts to Ps. 10 million.

We maintain a provision of Ps. 2.3 million which represents our best estimate of the probable loss to be incurred in connection with these claims.

The shift of consumers to purchasing goods over the Internet may negatively affect sales in our shopping centers

During the last years, retail sales by means of the Internet have grown significantly in Argentina, even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

Our investments in Internet companies are subject to high risk

Our Internet investments involve a high risk. Internet companies are relatively new and there is little or no historical operating and financial information available to analyze. Additionally, in the first years of operation, Internet companies generally do not generate earnings or positive cash flows, and their losses must be covered with capital contributions from investors.

We cannot assure you that Internet companies will generate earnings or will be able to obtain financing once the initial capital contributions are already used. Therefore, our risks associated with Internet companies includes the possibility that:

•	we will not recover the investments already made; and

•	we will have to increase our capital contributions to finance the Internet companies.

We may also experience the following additional risks with respect to our investment in Internet companies:

•	the possibility that the Internet company might not maintain and/or increase the level of traffic of the sites;

•	the Internet company might not adapt itself or anticipate the changes in the market;

•	the Internet company may be inefficient in updating and developing the necessary systems and organization and in hiring new or specialized personnel;

•	the chance that the world wide web will not be able to handle the site traffic;

•	the difficulty in generating expected income;

•	the failure in the administration of expansion of operations; and

•	the lack of efficiency to merge new lines of business to the existing operations.

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

Development and construction activities may render projects unprofitable for us

In the development, renovation and construction of shopping centers and residential apartment complexes, we generally hire third-party contractors. Risks associated with our development, renovation and construction activities include:

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed original estimates, making a project unprofitable;

•	occupancy rates and rents of a newly completed project may not be sufficient to make the project profitable;

•	sale prices for residential units may be insufficient to cover development costs;

•	we may be unable to obtain financing on favorable terms for the development of a project;

•	pre-construction buyers may default on their purchase contracts, or units in new buildings may remain unsold upon completion of construction;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs;

•	we may be unable to obtain or may face delays in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations; and

•	contractors’ claims for the enforcement of labor laws in Argentina (art. 30, 31, 32 Law No. 20,744), which provide for joint and several liability. All kinds of companies in Argentine are used to hire personel from third companies. Due to such necessity they signed indemnity agreements. However, in the last years there have been several Courts which denied the existence of any kind of independence in those labors relationships and ruled for the plaintiff (employee) declaring the existence of joint and several liability.

We are subject to the risk of payment defaults due to our investments in credit card businesses

Investments in credit card businesses can be adversely affected by delinquency on credit card accounts, defaults in payments by credit card holders, extensive judicial process enforcing the collection of payments, doubtful accounts or losses on receivables. The actual rates of delinquency, collection proceedings and losses on receivables may vary and be affected by numerous factors, which among others include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	increase of unemployment; and

•	loss of value of actual salaries.

These and other factors may have an adverse effect on present rates of delinquency, executions and losses, any one or more of which could have a material adverse effect on the results of our operations. In addition, if our credit card business is adversely affected by any one or more of the above factors, the asset quality of our securitized receivables are also likely to be adversely affected. Therefore, we could be adversely affected to the extent that at such time we hold a participating interest in any such securitized receivables.

We are controlled by two principal shareholders

As of November 30, 2005, IRSA Inversiones y Representaciones Sociedad Anonima (“IRSA”) and Parque Arauco S.A. (“Parque Arauco”), our main shareholders, owned in the aggregate approximately 91.2% of our capital stock. These principal shareholders control us and have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

The number of shares beneficially owned by IRSA and Parque Arauco in the aggregate will increase by 2,169,156,543 assuming full conversion of US$ 47.3 million Convertible Notes owned by IRSA and Parque Arauco.

We provided mortgage loans to purchasers of our residential development properties and any default on such loans could adversely affect our cash flow

Although mortgage financing for residential property is available in Argentina from banks and financial institutions, we have provided seller financing to purchasers of units in our residential development properties by extending mortgage loans to such purchasers. Our mortgage loans were pesified and currently bear interest at a fixed interest rate averaging 14% per year and for terms ranging generally from 1 to 15 years. As of June 30, 2005, we had approximately Ps. 1.1 million in outstanding mortgage loans.

We are subject to risks normally associated with such financing, including the risk of default in the payment of principal and interest, which could adversely affect our cash flow. Argentine law imposes significant restrictions on our ability to foreclose and auction properties. Thus, if there is a default under a mortgage loan, we do not have the right to foreclose on the unit. Instead, in order to reacquire a property, we are required to purchase each unit at a public court ordered auction, or at an out-of-court auction, in accordance with Law No. 24,441. We cannot assure you that we will be able to recover any amount outstanding on any mortgage loan through the sale of any property at such an auction.

Our business is subject to extensive regulation

The Argentine real estate industry is subject to extensive building and zoning regulations by various federal, state and municipal authorities which affect land acquisition, development and construction activities, and certain dealings with customers, as well as consumer credit and consumer protection statutes and regulations. We are required to obtain approval from various governmental authorities for our development activities, and new laws or regulations could be adopted, enforced or interpreted in a manner that could adversely affect our results of operations and levels of cash flow necessary or available to meet our obligations. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. We are also subject to federal, state and municipal environmental laws applicable in Argentina. We believe that such laws and regulations currently do not materially affect our business or results of operations. However, we are unable to assure that real estate industry regulations and related regulations such as environmental regulations, will not change in a way which could have a material adverse effect on our business.

Argentine lease laws imposes restrictions that limit our flexibility

Argentine laws governing leases impose certain restrictions, including the following:

•	lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, it may be impossible for us to increase the amounts owed under our lease agreements;

•	lease agreements must be for a minimum term of two years for residential properties and three years for retail property, except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for the leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial lease agreements after the initial six months. The exercise of such rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future.

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

Eviction proceedings in Argentina are difficult and time consuming

Although Argentine law permits a summary proceeding to collect unpaid rent and a special procedure to evict tenants, historically, the heavy workload of the courts that hear these matters and the existence of numerous procedural requirements have delayed landlords´ efforts to evict tenants. Eviction proceedings generally range from six months to two years from the date of filing of the lawsuit to the time of actual eviction. Such prolonged proceedings could have a negative impact on the enforcement of our lease agreements. Historically, we have generally attempted to negotiate the termination of lease agreements with defaulting tenants in order to avoid legal proceedings. We cannot assure you that such negotiations will be successful in any particular case.

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

Risks Related to the American Shares and the Shares

Shares eligible for sale could adversely affect the price of our shares and American Depositary Shares

The market prices of our common shares and American Depositary Shares could decline as a result of sales by our existing shareholders of common shares or American Depositary Shares in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The American Depositary Shares are freely transferable under U.S. securities laws, including shares sold to our affiliates. IRSA and Parque Arauco, which as of November 30, 2005 own approximately 91.2% of our common shares (or approximately 712,036,358 common shares which may be exchanged for an aggregate of 17,800,909 American Depositary Shares), are free to dispose of any or all of their common shares or American Depositary Shares at any time in their discretion. Sales of a large number of our common shares and/or American Depositary Shares would likely have an adverse effect on the market price of our common shares and the American Depositary Shares. Different Corporate Disclosure and Accounting Standards.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There is less publicly available information about the issuers of securities listed on the Buenos Aires Stock Market than information publicly available about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP which differs in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

APSA is exempted from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempted from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce in all respects, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, United States holders of our equity securities would suffer negative consequences.

The Company has not made a determination as to whether it is, or may be, a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the fiscal year ending June 30, 2005. Because the determination of whether we are a PFIC is an annual determination based upon the composition of our assets and income, it is possible that we may be a PFIC in the current year or that we may become a PFIC in the future. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. If we are or become a PFIC, United States holders of our shares or American Depositary Shares will be subject to certain United States federal income tax rules which will have negative consequences on them such as additional tax and an interest charge upon certain distributions or upon sales or other disposition of our shares or GDSs at a gain, as well as reporting requirements. Please see Item 10.E “United States Taxation—Passive Foreign Investment Company Rules” for a more detailed discussion of the consequences of the Company being deemed a PFIC. Investors are urged to consult their tax advisors regarding the application of the PFIC rules to them.

ITEM 4.	Information on the Company

A. History and Development of the Company

General Information

Our legal name is “Alto Palermo S.A. (APSA)”. We were organized and incorporated on August 29,1889 under Argentine law as a stock corporation (Sociedad Anónima or S.A.). Our bylaws were registered in the Public Registry of Commerce (Inspección General de Justicia or “IGJ”) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our shares are listed and traded on the Buenos Aires Stock Market (Bolsa de Comercio de Buenos Aires) and our American Depositary Shares on the NASDAQ. Our headquarters and principal executive offices are located at Moreno 877, 22nd Floor, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54-(11)-4344-4600. Our website is www.apsacc.com.ar. Our Depositary Agent for the American Depositary Shares in the United States is Bank of New York whose address is 1258 Church Street Station, New York, New York 10286, and whose telephone is +1-(610)-312-5315.

History

Limited Operating History

We were formed in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and, until 1984, we led the main fresh produce market in the City of Buenos Aires. Our most important asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely ceased operations. In July 1994, IRSA acquired a controlling interest in our company and, subsequently, we resumed real estate operations. Since then, we have continued to grow through a series of acquisitions and development of businesses. In April 1997 we merged with fourteen of our wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)” to “Alto Palermo S.A. (APSA)”. As of November 30, 2005 the

largest beneficial owners of our capital stock are IRSA 61.6% and Parque Arauco 29.6%. Our remaining shares are owned by the public.

Acquisitions of Businesses

Fiscal Year ended June 30, 2005

On September 29, 2004, we entered into a purchase agreement pursuant to which we acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.) for US$ 5.3 million, of which US$ 1.77 million were paid on December 2, 2004. The remaining balance will be paid in two installments of US$ 1.77 million each on September 29, 2005 and 2006. As a result of this acquisition, we became holders of 68.8% of the capital stock of Mendoza Plaza Shopping, which runs the Mendoza Plaza Shopping center in the city of Mendoza. In addition, in May 2005 our ownership interest in Mendoza Plaza Shopping increased to 85.4% as a result of a capital increase made by Mendoza Plaza Shopping through the conversion of debt owed to us. For details, see Note 2.f) to our consolidated financial statements. After gaining control, the results of operations of Mendoza Plaza Shopping were included in our consolidated income statements as from October 1, 2004.

At March 31, 2005 it has been signed the indenture formalizing the amendment of the by-laws, and has been approved by the enforcement agencies.

Year ended June 30, 2004

During the fiscal year ended June 30, 2004 we did not enter into any material business acquisitions.

Year ended June 30, 2003

During the year ended June 30, 2003 we acquired an additional 24% ownership interest in Alto Research and Development S.A. for a total consideration of Ps. 0.2 million, resulting in the recognition of a Ps. 0.2 million gain. As a consequence as of June 30, 2003, our interest was 100%. Alto Research and Development S.A: merged with us on June 1, 2005.

Capital Expenditures

During fiscal year 2005 we invested approximately Ps. 54.8 million in capital expenditures, Ps. 50.6 million were related to the development of Alto Rosario and improvements of our shopping center properties, and Ps. 4.2 million (US$ 1.77 million corresponding to the first installment, net of cash acquired) related to the acquisition of 49.9% of the capital stock of Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.). We acquired Mendoza Plaza Shopping S.A. for a total amount of US$ 5.3 million, of which US$ 1.77 million was paid on December 2, 2004 and the remaining balance will be paid in two equal annual installments of US$ 1.77 million each beginning on September 29, 2005.

During fiscal year 2004 we invested approximately Ps. 21.7 million in capital expenditures, related to the development of Alto Rosario and improvements of our shopping center properties.

During fiscal year 2003 we invested approximately Ps. 2.4 million in capital expenditures. These investments related primarily to improvements of our shopping center properties.

B. Business Overview

Operations and principal activities

We have three reportable segments or product lines. These segments are: leases and services, credit card operations and others. The leases and services segment includes the operating results of our shopping centers primarily comprised of lease and service revenues from tenants. The credit card operations segment reflects our portfolio of credit card accounts issued by our majority-owned subsidiary, Tarshop. Others includes the operating results of our construction and ultimate sale of residential buildings properties (sales and development properties) and our equity in the results of E-Commerce Latina (e-commerce activities). This segment also includes the operating results generated by the provision of managerial, technological, commercial and financial training, primarily focused on shopping center-related activities during fiscal years 2004 and 2005. Until May 2005, this service was provided by Alto Research and Development S.A. (formerly Alto Invest S.A.), a subsidiary which was merged with and into us effective on June 1, 2005. In the past, Alto Invest S.A. was a web-based provider of comprehensive investing tools, planning and financial information which generated revenues from website advertising and commissions charged to customers for on-line trading.

As of June 30, 2005, we operate and own a majority equity interest in nine shopping centers in Argentina, as follows:

Property	Interest owned (5)		Location
Paseo Alcorta	100%		City of Buenos Aires, Argentina
Patio Bullrich	100%		City of Buenos Aires, Argentina
Abasto Shopping Center	100%		City of Buenos Aires, Argentina
Alto Palermo Shopping Center	100	%(1)	City of Buenos Aires, Argentina
Buenos Aires Design	51	%(2)	City of Buenos Aires, Argentina
Alto Avellaneda	100%		Buenos Aires, Argentina
Alto Noa	100%		Salta, Argentina
Alto Rosario	100	%(3)	Santa Fé, Argentina
Mendoza Plaza	85	%(4)	Mendoza, Argentina

(1)	We have a 99.99% interest in Alto Palermo Shopping Center through a 99.99% interest in our subsidiary Shopping Alto Palermo S.A. (“SAPSA”).

(2)	We have a 51% equity interest of Emprendimiento Recoleta S.A. (ERSA), which holds the concession to operate the Buenos Aires Design Center.

(3)	During fiscal year 2004 we resumed the Rosario project and on November 9, 2004 we finally opened Alto Rosario, a new shopping center located in the city of Rosario, Province of Santa Fe.

(4)	During fiscal year 2005, we increased our interest in Mendoza Plaza Shopping from 18.9% to 85.4%. For details, see Note 2.f) our consolidated financial statements. As a result of gaining control, the results of operations of Mendoza Plaza Shopping were included to our consolidated income statements from October 1, 2004.

(5)	Percentage of equity interest owned has been rounded.

We also construct residential apartment buildings for sale and shopping centers in order to operate them. During fiscal years 2003, 2004 and 2005 there were no developments, except for the construction of Alto Rosario which was opened in November 2004. As of June 30, 2005, we owned the following properties for development:

•	A residential project, known as the Coto Residential Project, to be built on the top of the existing supermarket, Coto Centro Integral de Comercialización S.A.

•	An office/apartment tower project, known as the Alcorta Plaza Project, to be built close to Paseo Alcorta.

•	A plot of land where both residential and retail space may be developed in the City of Rosario, known as the Torres Rosario Project.

•	A property for development of a shopping center space in Neuquén, known as the Neuquén Project.

•	A property for development of shopping center space in the neighborhood of Caballito, City of Buenos Aires, known as the Caballito Project.

Through our majority-owned subsidiary Tarshop S.A., we originate credit card accounts which make it more attractive for customers to purchase goods and services. Tarshop S.A. is a limited purpose credit card company and is not affiliated with any bank.

We are also engaged in e-commerce activities through our investment in E-Commerce Latina S.A. Through the website Altocity.Com, we replicate the shopping experience to consumers by offering substantially the same selection of goods and services encountered at our shopping center properties.

Our main operations and markets are located in Argentina.

The following tables set forth certain information regarding our revenues by geographical area and the percentages of our revenues by business segment for the periods indicated:

	Fiscal year ended June 30,
	2005	2004	2003
Revenues from leases and services by Geographical Area
City of Buenos Aires	127,789,991	95,648,906	76,500,232
Greater Buenos Aires	19,149,474	14,733,998	10,038,348
Rest of the country	18,538,449	2,768,596	2,087,065
Total Revenues	165,477,914	113,151,500	88,625,645

	Fiscal year ended June 30,
	2005	2004	2003
Revenues by Product Line
Leases and services	72.0%	79.2%	77.9%
Credit card operations	28.0%	21.0%	21.8%
Others	0.0%	0.0%	0.6%
Intersegment eliminations(2)	(0.2)%	(0.2)%	(0.3)%
Total	100.0%	100.0%	100.0%
Total Revenues (1)	230.2	143.3	114.2

(1)	In millions of Pesos.

(2)	Includes intersegment eliminations from lease revenues and expenses which means eliminations due to consolidation of the financial statements. See the specific notes of this issue in the notes to financial statement (Note 75).

Business Strategy

General

Our principal objective is to increase cash flow, revenues and asset value by implementing a strategy of:

•	offering a variety of commercial proposals reflecting recent trends and providing our customers with more and better activities, special sales promotions and entertainment in order to enhance their overall satisfaction and fulfill their expectations.

•	implementing a comprehensive marketing program intended to increase traffic in our shopping centers;

•	developing brand name recognition and consumer loyalty to our shopping centers by, among other things, coordinated promotional events, loyalty cards and similar efforts designed to attract consumers away from traditional street-level stores and by differentiating our shopping centers from those of our competitors;

•	developing our credit card operation business, which encourage customers to purchase goods and services from our shopping centers, and seeking to expand the use of our cards to new stores outside our malls;

•	expanding family entertainment and restaurant facilities at certain of our existing locations to encourage increased frequency and duration of visits by consumers, and particularly families, to our shopping centers;

•	achieving worthy synergies, economies of scale and cost reductions through the consolidated administration of our shopping centers;

•	developing new shopping centers in strategic markets with growth opportunities across Argentina; and

•	taking advantage of tourism to promote sales in our shopping centers.

Shopping Centers

General Description

As of June 30, 2005, we owned a majority interest in, and operated, a portfolio of nine shopping centers in Argentina, of which five are located in the city of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in the greater Buenos Aires area (Alto Avellaneda), and the rest are located in different provinces (Alto Noa in the city of Salta, Alto Rosario in the city of Rosario and Mendoza Plaza in the city of Mendoza).

Our shopping centers comprise a total of 214,487 square meters of gross leasable area (excluding certain space occupied by hypermarkets, which are not our tenants). Total tenants’ sales in nominal value in our shopping centers, as reported by retailers, were approximately Ps. 1,697.9 million for the fiscal year ended June 30, 2005 and Ps. 1,305.7 million for the fiscal year ended June 30, 2004. Retail sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales. As of June 30, 2005, the average occupancy rate of our shopping centers was 98.4%. During the fiscal year ended June 30, 2005, income from our largest tenant was approximately 1.5% of consolidated sales from leases and services.

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the fiscal years ended June 30, 2005, 2004 and 2003.

	Fiscal Year Ended June 30,(1)
	2005	2004	2003
	Ps.	Ps.	Ps.
Abasto Shopping Center	333,216,597	270,655,454	202,823,167
Alto Palermo	362,089,242	278,194,070	215,931,709
Alto Avellaneda	259,630,930	188,599,180	127,574,363
Paseo Alcorta	212,617,732	169,131,939	127,435,577
Patio Bullrich	170,679,604	129,586,713	111,965,777
Alto Noa	75,648,232	51,817,401	34,726,635
Buenos Aires Design	73,906,709	60,424,247	35,160,183
Mendoza Plaza	159,206,234	157,251,948	118,198,525
Alto Rosario	50,895,239	—	—

Total Retail Sales (2)	1,697,890,519	1,305,660,952	973,815,936

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)	Excludes sales from stands and spaces used for special exhibitions.

The following table sets forth certain information regarding the shopping centers in which we held an interest as of June 30, 2005:

	Date of Acquisition or Opening	Gross Leasable Area (1)	Total Number of Stores	Occupancy rate (2)	Alto Palermo’s Ownership Interest	Book Value as of June 30, 2005 (3)
		(m2)		(%)	(%)	(Ps. 000)
Abasto Shopping Center (4) (5)	7/94	39,329.46	175	100.0	100.0	195,799.2
Alto Palermo Shopping Center (6)	11/97	18,054.61	150	100.0	100.0	210,822.3
Alto Avellaneda Shopping(7)	11/97	27,312.63	152	99.1	100.0	98,749.5
Paseo Alcorta	6/97	14,820.66	116	99.7	100.0	65,816.0,
Patio Bullrich	10/98	10,780.23	87	98.6	100.0	115,344.0
Alto Noa (8)	3/95	18,880.12	84	99.5	100.0	30,883.36
Buenos Aires Design (9)	11/97	14,597.64	59	96.8	51.0	20,935.3
Mendoza Plaza (10)	12/94	40,133.06	151	95.5	85.4	83,705.8
Alto Rosario (11)	11/04	29,320.55	144	98.0	100.0	80,826.7

Total		214,487	1,118	98.4		902,881.1

(1)	Excludes the gross leasable area occupied by hypermarkets which are not our tenants.

(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2005.

(3)	Book value equals cost of acquisition or development plus improvements, (adjusted for inflation until February 28, 2003), less accumulated depreciation and impairment charges.

(4)	Opened on November 10, 1998.

(5)	Excludes approximately 3,800 square meters of space occupied by Museo de los Niños, Abasto.

(6)	On November 18, 1997, we acquired a 75% interest in the property, and on December 23, 1997 we acquired the remaining 25%.

(7)	On November 18, 1997, we acquired a 50% interest in the property, and on December 23, 1997 we acquired the remaining 50%.

(8)	In March 1995, September 1996 and January 2000, we acquired a 50%, 30% and 20% interest in the property, respectively.

(9)	We own directly a 51% interest in the company which holds the concession to operate this property. We consolidate sales of this shopping center. The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased, although we had as of June 30, 2005, only a 51% economic interest.

(10)	During fiscal year 2005, we increased our interest in Mendoza Plaza Shopping S.A. by 66.5% from 18.9% to 85.4%. For details, see Note 2.f) to our consolidated financial statements.

(11)	Excludes approximately 1,260 square meters of space occupied by Museo de los Niños, Rosario.

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area for the fiscal years ended June 30, 2005, 2004 and 2003:

	Fiscal year ended June 30,
	2005	2004	2003
	%
Abasto Shopping Center	100.0	98.9	99.4
Alto Palermo Shopping Center	100.0	100.0	94.1
Alto Avellaneda	99.1	99.2	99.4
Paseo Alcorta	99.7	99.4	91.9
Patio Bullrich	98.6	99.6	91.7
Alto Noa	99.5	96.8	90.3
Buenos Aires Design	96.8	97.9	94.3
Mendoza Plaza	95.5	96.3	96.2
Alto Rosario	98.0	—	—

Overall Average	98.4	98.3	95.8

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2005, 2004 and 2003:

	Fiscal Year Ended June 30, (1)
	2005	2004	2003
	(Ps.)
Abasto Shopping Center	779.6	591.3	435.9
Alto Palermo Shopping Center	1926.2	1,455.7	1,151.3
Alto Avellaneda	678.0	515.9	352.1
Buenos Aires Design	399.9	340.0	195.8
Paseo Alcorta	1295.5	1,022.5	799.2
Patio Bullrich	1455.0	1,009.4	749.8
Alto Noa	193.1	140.7	107.7
Alto Rosario	274.1	—	—
Mendoza Plaza	203.2	—	—

(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent, stands and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

Lease Expiration

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2005, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (2)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2006(2)	462	87,008	41	31,790,080	37
2007	283	27,899	13	21,057,882	25
2008	184	26,321	12	17,688,671	21
2009+	189	73,259	34	15,139,852	18
Total	1,118	214,487	100.0	85,676,485	100.0

(1)	Include the base rent and does not reflect our ownership interest in each property.

(2)	Include the vacant stores as of June 30, 2005. A lease may be associated to one or more stores.

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

Abasto Shopping Center, City of Buenos Aires.

Abasto Shopping Center is a 175-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto Shopping Center opened on November 10, 1998. We invested approximately US$ 111.6 million in Abasto Shopping Center. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. We converted the property into an 115,905 square meter shopping center with approximately 39,329 square meters of gross leasable area. Abasto Shopping Center is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket.

Abasto Shopping Center includes a food court with 23 restaurants, a multiplex cinema with 12 movie theaters and seating for approximately 2,800 people covering an area of 9,890 square meters, entertainment facilities and a 3,800 square meter children’s museum that is not included in the gross leasable area. The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters (excluding the supermarket).

Abasto Shopping Center’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

On July 15, 1997, we entered into a lending facility agreement with (Cinemas Hoyts de Argentina S.A. (“Hoyts”) which provides for the terms of the construction and of the space leased to operate a cinema complex in the Abasto Shopping Center. Pursuant to this agreement, Hoyts agreed to finance up to US$ 7.8 million for the construction cost of the portion of the building where the cinema complex is located. Construction was completed in November 1998, at which time Hoyts started leasing the space for a period of ten years, renewable at the option of Hoyts for two additional consecutive ten-year periods. As of November 1998, the amount initially extended by Hoyts under the facility was US$ 7.3 million, the same amount of the total construction cost. The loan accrues interest at six-month LIBOR plus 2%. Under the agreement, the loan is being repaid by offsetting it against the rent owed by Hoyts. The amount outstanding under this loan as of June 30, 2005 this loan amounted to Ps. 3.5 million. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year 2005, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 333.2 million that represents sales per square meter of approximately Ps. 8,472. Revenues from leases increased from approximately Ps. 26.5 million for the fiscal year 2004 to Ps. 34.5 million for the fiscal year 2005, which represent monthly revenues per gross leasable square meter of Ps. 56.1 in 2004 and Ps. 73.3 in 2005. As of June 30, 2005, the occupancy rate in Abasto Shopping Center was 100%.

Abasto Shopping Center’s five largest tenants

Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.4% of Abasto Shopping Center’s gross leasable area as of June 30, 2005 and approximately 15.9% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto Shopping Center’s five largest tenants:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Rodo	Housewares	975	2.5
Cinemas Hoyts	Entertainment	9,890	25.1
Zara	Clothes and footwear	1,909	4.9
Fravega	Housewares	885	2.3
Musimundo	Miscellaneous	1,046	2.7

Total		14,705	37.4

Tenant mix of Abasto Shopping Center

The following table sets forth the tenant mix of Abasto Shopping Centers stores:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	14,197	36.1
Clothes and footwear	12,355	31.4
Miscellaneous	4,565	11.6
Restaurants	2,463	6.3
Anchor stores (1)	1,909	4.9
Home appliances	736	1.9
Services	1,148	2.9
Housewares	1,956	5.0

Total	39,329	100.0

(1)	The term “anchor store” refers to strategically located leasable spaces in the shopping centers with more than 1,000 square meters which aim to increase traffic of visitors and sales of the stores around them. Areas occupied by entertainment areas are not included in the definition.

Revenues from Abasto Shopping Center

The following table sets forth certain information relating to the revenues of Abasto Shopping Center for the period indicated:

	Fiscal year ended June 30,
	2005	2004	2003
	(Thousands of Pesos)
Revenues:
Base rent	20,286.5	16,225.1	13,278.9
Percentage rent (1)	6,225.9	3,968.7	2,257.4

Total rent	26,512.3	20,193.8	15,536.3
Revenues from admission rights (2)	4,149.8	3,058.6	2,343.3
Management fees	600.0	600.0	604.2
Parking	2,714.7	2,263.5	1,834.5
Other	606.3	362.4	212.2

Total	34,583.1	26,478.3	20,530.5

(1)	Percentage rent is the revenue proportional to sales of our tenant see Principal Terms of our leases page 57.

(2)	Admission rights are the amounts tenants must pay to enter into a lease agreement or a lease agreement renewal.

Lease expirations for Abasto Shopping Center

The following table shows a schedule of estimated lease expirations for Abasto Shopping Center during the periods indicated for existing leases as of June 30, 2005, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2006	67	8,921	23	5,464,765	31
2007	58	6,588	17	4,600,926	26
2008	35	3,358	9	3,204,900	18
2009+	15	20,462	52	4,498,358	25
Total	175	39,329	100.0	17,768,949	100.0

(1)	Includes the vacant stores as of June 30, 2005. A lease may be associated to one or more stores.

Alto Palermo Shopping Center, City of Buenos Aires

Alto Palermo Shopping Center is a 150-store shopping mall which opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo Shopping Center is located at the intersection of Santa Fe and Coronel Díaz Avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo Shopping Center has a total constructed area of 64,574 square meters that consists of 18,055 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 21 restaurants. Alto Palermo Shopping Center is spread out over four levels and has a 647-car pay parking lot of 32,405 square meters. In 1992 Alto Palermo Shopping Center was awarded a prize from the International Council of Shopping Centers for its overall design and appearance. Alto Palermo Shopping Center’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year 2005, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 362.1 million which represents sales per square meter of approximately Ps. 20,055. Revenues from leases increased from approximately Ps. 28.3 million for the fiscal year 2004 to Ps. 37.9 million for the fiscal year 2005, which represent monthly revenues per gross leasable square meter of Ps. 131.9 in 2004 and Ps. 174.9 in 2005. As of June 30, 2005, the occupancy rate in Alto Palermo Shopping Center was 100.0%.

Alto Palermo Shopping Center’s five largest tenants

Alto Palermo Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 17.3% of its gross leasable area at June 30, 2005 and approximately 10.8% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo Shopping Center’s five largest tenants as of June 30, 2005:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Zara	Anchor Store	1,409	7.8
Frávega	Housewares	156	0.9
Garbarino	Housewares	154	0.9
Librerías Yenny	Miscellaneous	878	4.9
Just fot Sport	Clothes and footwear	529	2.9

Total		3,125	17.3

Tenant Mix of Alto Palermo Shopping Center

The following table sets forth the tenant mix of the types of businesses in Alto Palermo Shopping Center:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	7,076	39.2
Miscellaneous	2,605	14.4
Restaurants	2,909	16.1
Services	1,868	10.3
Entertainment	1,308	7.2
Anchor stores	1,409	7.8
Home appliances	504	2.8
Housewares	375	2.2

Total	18,054	100.0

Revenues from Alto Palermo Shopping Center

The following table sets forth certain information relating to the revenues derived from Alto Palermo Shopping Center during the following periods:

	Fiscal year ended June 30,
	2005	2004	2003
	(Thousands of Pesos)
Revenues:
Base rent	23,462.7	18,660.2	16,421.8
Percentage rent(1)	6,062.6	3,677.5	2,249.4

Total rent	29,525.3	22,337.7	18,671.2
Revenues from admission rights (2)	5,250.8	3,719.6	2,817.0
Management fees	664.8	664.8	669.4
Parking	2,224.8	1,618.4	1,333.6
Other	222.8	(0.3)	(62.8)

Total	37,888.4	28,340.2	23,428.4

(1)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases page.57.

(2)	Admission rights are the amounts tenants must pay to enter into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Palermo Shopping Center

The following table shows a schedule of lease expirations for Alto Palermo Shopping Center during the periods indicated for existing leases as of June 30, 2005, assuming that no one of the tenants exercise their renewal options nor terminates their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps.)	(%)
2006	62	5,672	31.42	7,177,744	36.79
2007	42	3,965	21.96	4,920,238	25.22
2008	41	6,193	34.30	6,344,231	32.52
2009+	5	2,225	12.32	1,066,518	5.47
Total	150	18,055	100.00	19,508,731	100.00

(1)	Include the vacant stores as of June 30, 2005. A lease may be associated to one or more stores.

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 152-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 97,655 square meters which consists of 27,313 square meters of gross leasable area and common areas covering 19,918 square meters. The shopping center has a multiplex cinema with six screens, the first Wal-Mart superstore in Argentina, a bowling center, an entertainment center and a food court with 16 restaurants. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda. The shopping center is contained mostly on one floor, with the cinema located on the second floor, and has a 2,700-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

During the fiscal year 2005, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 259.6 million which represents sales per square meter of approximately Ps. 9,506. Revenues from leases increased from approximately Ps. 14.7 million for the fiscal year 2004 to Ps. 19.1 million for the fiscal year 2005 which represent monthly revenues per gross leasable square meter of Ps. 44.7 in 2004 and Ps. 58.4 in 2005. As of June 30, 2005, the occupancy rate in Alto Avellaneda was 99.12%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.7% of its gross leasable area at June 30, 2005 and approximately 11.9% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2005:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Rodo	Housewares	358	1.3
Red Megatone	Housewares	347	1.3
Musimundo	Miscellaneous	518	1.9
Bingo	Entertainment	2,595	9.5
Compumundo	Miscellaneous	187	0.7

Total		4,005	14.7

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	9,361	34.3
Entertainment	9,483	34.7
Services	2,000	7.3
Miscellaneous	2,227	8.2
Restaurants	1,932	7.1
Housewares	1,341	4.9
Home appliances	969	3.5

Total	27,313	100.0

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the revenues derived from Alto Avellaneda during the following periods:

	Fiscal year ended June 30,
	2005	2004	2003
	(Thousands of Pesos)
Revenues:
Base rent	12,979.2	10,252.6	7,821.0
Percentage rent(1)	3,518.7	1,924.4	1,015.2

Total rent	16,497.9	12,177.0	8,836.2
Revenues from admission rights (2)	2,021.4	1,985.9	839.9
Management fees	360.0	360.0	362.1
Other	270.2	211.1	0.2

Total	19,149.5	14,734.0	10,038.4

(1)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases page 57

(2)	Admission rights are the amounts tenants must pay to enter into a lease agreement or a lease agreement renewal

Lease expirations for Alto Avellaneda

The following table sets forth a schedule of estimated lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2005, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2006	70	17,129	62.72	5,202,624	47.36
2007	52	6,463	23.66	3,508,098	31.93
2008	28	3,150	11.53	2,127,360	19.36
2009+	2	571	2.09	148,172	1.35

Total	152	27,313	100.00	10,986,254	100.00

(1)	Includes the vacant stores as of June 30, 2005. A lease may be associated to one or more stores.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 59 stores specialized in interior and home decoration stores which opened in 1993. We own a 51% interest in Emprendimiento Recoleta S.A. (“ERSA”), the company which has the concession to operate Buenos Aires Design. The other shareholders of ERSA are as follows: 44% is owned by Grupo Bapro S.A. and 5% is owned by Buenos Aires Equity Investment N.V.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to ERSA a 20-year concession to use a plot of land in the Centro Cultural Recoleta. There can be no assurance that the City of Buenos Aires will extend the term of this concession upon its expiration. The concession agreement provides for ERSA to pay the City of Buenos Aires a monthly amount of Ps. 20,168. It establishes that the concession may be terminated for any of the following reasons, among others:

•	severe breach of the obligations of the parties, which with regard to ERSA include: (i) breach of applicable law, (ii) change of the purpose of the Area under concession; (iii) non payment of the monthly fee for two consecutive periods;

•	destruction or abandonment of the area under concession;

•	bankruptcy or liquidation;

•	restitution of the plot of land under concession , which shall only take place for public interest reasons.

In June 1991, we entered into an agreement with the shareholders of ERSA providing our administration of Buenos Aires Design for a monthly administration fee of approximately Ps. 12,000 plus VAT.

Buenos Aires Design is in a high-income neighborhood named Recoleta in the City of Buenos Aires, near Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas. Many exclusive hotels and restaurants are located in this area, and the shopping center is close to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total constructed area of 31,645 square meters that consists of 14,598 gross meters of leasable area. The shopping center has six restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot. Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year 2005, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 73.9 million which represents sales per square meter of approximately Ps. 5,063. Revenues from leases increased from approximately Ps. 5.9 million for the fiscal year 2004 to Ps. 7.0 million for the fiscal year 2005 which represent monthly revenues per gross leasable square meter of Ps. 34.1 in 2004 and Ps. 40.4 in 2005. As of June 30, 2005, the occupancy rate in Buenos Aires Design was 96.8%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 29.3% of Buenos Aires Design’s gross leasable area on June 30, 2005 and approximately 26.8% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2005:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Morph	Anchor Store	1,032	7.1
Barugel Azulay	Home appliances	312	2.2
Hard Rock Café	Restaurants	1,693	11.7
Okko	Home appliances	1,027	7.1
Kalpakian	Home appliances	176	1.2

Total		4,240	29.3

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Home appliance	6,891	47.2
Restaurants	3,545	24.3
Anchor stores	3,331	22.8
Miscellaneous	599	4.1
Services	38	0.3
Housewares	194	1.3

Total	14,598	100.0

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	Fiscal year ended June 30,
	2005(1)	2004(1)	2003(1)
	(Thousands of Pesos)
Revenues:
Base rent	4,130.4	3,567.7	2,519.4
Percentage rent (2)	996.5	784.8	316.9

Total rent	5,126.9	4,352.5	2,836.3
Revenues from admission rights (3)	710.5	573.3	126.6
Management fees	153.0	119.4	189.8
Parking	930.2	780.2	610.2
Other	161.7	110.3	37.9

Total	7,082.3	5,935.7	3,800.8

(1)	Does not reflect our ownership interest in the property.

(2)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases page 57.

(3)	Admission rights are the amounts tenants must pay to enter into a lease agreement or a lease agreement renewal.

Lease expirations for Buenos Aires Design

The following table shows a schedule of estimated lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2005, assuming that none of the tenants exercise renewal options nor terminates its lease early:

Lease Expiration as of June 30,	Number of Leases Expiring(2)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2006	36	5,629	38.56	2,387,310	58.94
2007	11	6,068	41.57	1,091,303	26.94
2008	8	1,369	9.38	469,680	11.60
2009+	4	1,532	10.49	102,163	2.52

Total	59	14,598	100.00	4,050,456	100.00

(1)	Does not reflect our ownership interest in the property.

(2)	Includes the vacant stores as of June 30, 2005. A lease may be associated to one or more stores.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 116-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires, has a total constructed area of approximately 54,728 square meters that consists of 14,821 square meters of gross leasable area. Paseo Alcorta has a multiplex cinema with four screens, a food court with 17 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center. Paseo Alcorta is spread out over three shopping center levels and has a free parking lot for approximately 1,300 cars. Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year 2005, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 212.6 million which represents sales per square meter of approximately Ps. 14,346. Revenues from leases increased from approximately Ps. 15.4 million for the fiscal year 2004 to Ps. 19.7 million for the fiscal year 2005, which represent monthly revenues per gross leasable square meter of Ps. 86.7 in 2004 and Ps. 111.0 in 2005. As of June 30, 2005, the occupancy rate in Paseo Alcorta was 99.69%.

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 12.6% of Paseo Alcorta’s gross leasable area at June 30, 2005 and approximately 8.1% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2005:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Frávega	Housewares	265	1.8
Rapsodia	Clothes and footwear	258	1.7
Kartun	Miscellaneous	230	1.5
Prune	Clothes and footwear	126	0.9
Musimundo	Miscellaneous	987	6.7

Total		1,866	12.6

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	6,048	40.8
Entertainment	2,685	18.1
Miscellaneous	2,240	15.1
Services	1,837	12.4
Restaurants	1,043	7.0
Home appliances	702	4.8
Housewares	265	1.8

Total	14,821	100.0

Revenues from Paseo Alcorta

The following table sets forth certain information relating to the revenues of Paseo Alcorta during the following periods:

	Fiscal year ended June 30,
	2005	2004	2003
	(Thousands of Pesos)
Revenues:
Base rent	11,585.0	9,681.6	7,720.1
Percentage rent(1)	4,826.9	3,224.0	2,498.9

Total rent	16,411.9	12,905.6	10,219.0
Revenues from admission rights	2,788.1	2,257.0	1,782.9
Management fees	212.5	212.5	214.0
Other	321.2	59.1	—

Total	19,733.8	15,434.2	12,215.9

(1)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases page 57

(2)	Admission rights is the revenue required to tenants for entering into a lease agreement or a lease agreement renewal

Lease expirations for Paseo Alcorta

The following table shows a schedule of estimated lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2005, assuming that no one of the tenants exercises renewal options nor terminates its lease early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2006	60	6,532	44.08	4,780,553	45.70
2007	32	2,526	17.04	2,360,305	22.57
2008	15	2,378	16.04	1,561,358	14.93
2009+	9	3,385	22.84	1,757,089	16.80

Total	116	14,821	100.00	10,459,305	100.00

(1)	Includes the vacant stores as of June 30, 2005. A lease may be associated with one or more stores.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is a 87-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

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

Patio Bullrich has a total constructed area of 28,211 square meters that consist of 10,780 square meters of gross leasable area and common areas covering 12,125 square meters. The shopping center has a six-screen movie theater complex with 1,381 seats, an entertainment area of 1,444 square meters and a food court of 17 restaurants. The center is spread out over four levels and has a pay parking lot for 212 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals aged of 45 and above.

During the fiscal year 2005, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 170.7 million that represents sales per square meter of approximately Ps. 15,833. Revenues from leases increased from approximately Ps. 12.7 million for the fiscal year 2004 to Ps. 17.8 million for the fiscal year 2005, which represent monthly revenues per gross leasable square meter of Ps. 97.6 in 2004 and Ps. 137.7 in 2005. As of June 30, 2005, the occupancy rate in Patio Bullrich was 98.6%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 10.6% of Patio Bullrich’s gross leasable area at June 30, 2005 and approximately 9.8% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2005:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Rapsodia	Clothes and Footwear	279	2.6
Christian Dior	Clothes and Footwear	91	0.8
Etiqueta Negra	Clothes and Footwear	504	4.7
Casa López	Clothes and Footwear	85	0.8
Cacharel Damas	Clothes and Footwear	179	1.7

Total		1,138	10.6

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix of the types of business in Patio Bullrich:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	4,301	39.9
Entertainment	3,240	30.1
Miscellaneous	1,638	15.2
Restaurants	1,070	9.9
Home appliances	244	2.2
Anchor Stores	63	0.6
Services	224	2.1

Total	10,780	100.0

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

	Fiscal year ended June 30,
	2005	2004	2003
	(Thousands of Pesos)
Revenues:
Base rent	8,885.5	6,792.8	6,030.1
Percentage rent(1)	4,024.6	2,656.0	2,174.7

Total rent	12,910.1	9,448.8	8,204.8
Revenues from admission rights(2)	2,780.7	1,535.6	835.6
Management fees	480.0	480.0	483.4
Parking	1,479.9	1,221.4	997.4
Other	168.3	58.5	88.4

Total	17,819.0	12,744.3	10,609.6

(1)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases page 57.

(2)	Admission rights are the amounts tenants must pay to enter into a lease agreement or a lease agreement renewal.

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2005, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps.)	(%)
2006	41	5,967	55.35	3,208,936	37.11
2007	21	2,018	18.72	2,376,356	27.48
2008	21	2,090	19.39	2,601,436	30.09
2009+	4	705	6.55	459,576	5.32

Total	87	10,780	100.00	8,646,304	100.00

(1)	Includes the vacant stores as of June 30, 2005. A lease may be associated to one or more stores.

Alto Noa, City of Salta

Alto Noa is an 84-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.1 million inhabitants with approximately 0.5 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 41,700 square meters which consists of 18,880 square meters of gross leasable area. Alto Noa has a food court with 13 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center is contained on one floor and has a free parking lot for 551 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

On May 29, 1998, we entered into a lending facility agreement with Hoyts which established the terms of the construction and for the lease of space to operate a cinema complex in Alto Noa. Pursuant to this agreement, Hoyts agreed to finance up to US$ 4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with options for Hoyts to renew the lease for two additional consecutive ten-year periods. As of October 2000, borrowings under the facility totaled US$ 4.0 million. These borrowings accrue interest at the six-month LIBOR plus 2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts Cinema. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due.

Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2005, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 75.6 million, which represents sales per square meter of approximately Ps. 4,007. Revenues from leases increased from approximately Ps. 2.8 million for the fiscal year 2004 to Ps. 3.8 million for the fiscal year 2005 which represent monthly revenues per gross leasable square meter of Ps. 12.3 in 2004 and Ps. 16.9 in 2005. As of June 30, 2005, the occupancy rate in Alto Noa was 99.5%.

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 50.7% of Alto Noa’s gross leasable area at June 30, 2005 and approximately 18.4% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants as of June 30, 2005:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Supermercado Norte	Supermarket	3,081	16.3
Y.P.F.	Services	1,813	9.6
Slots	Entertainment	469	2.5
Frávega	Housewares	407	2.2
Hoyts General Cinema	Entertainment	3,808	20.2

Total		9,578	50.7

Tenant mix of Alto Noa

The following table sets forth the types of businesses in Alto Noa:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	6,119	32.4
Anchor stores	3,081	16.3
Clothes and footwear	3,243	17.2
Services	2,646	14.0
Miscellaneous	1,511	8.0
Restaurants	1,244	6.6
Housewares	815	4.3
Home appliances	221	1.2

Total	18,880	100.0

Revenues from Alto Noa

The following table sets forth certain information relating to the revenues of Alto Noa during the following periods:

	Fiscal year ended June 30,
	2005	2004	2003
	(Thousands of Pesos)
Revenues:
Base rent	2,677.6	2,169.7	1,781.6
Percentage rent (1)	871.3	396.3	256.8

Total rent	3,548.9	2,566.0	2,038.4
Revenues from admission rights (2)	96.5	82.6	48.7
Other	184.0	120.0	—

Total	3,829.4	2,768.6	2,087.1

(1)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases page 57

(2)	Admission rights are the amounts tenants must pay to enter into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Noa

The following table shows a schedule of estimated lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2005, assuming that none of the tenants exercises renewal options nor terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps.)	(%)
2006	33	6,588	34.89	616,985	28.80
2007	28	2,687	14.23	705,726	32.94
2008	18	1,667	8.83	456,120	21.29
2009+	5	7,938	42.04	363,496	16.97

Total	84	18,880	100.00	2,142,327	100.00

(1)	Includes the vacant stores as of June 30, 2005. A lease may be associated to one or more stores.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 151-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2005 we own a 85.4% interest in Mendoza Plaza Shopping S.A. (formally Perez Cuesta S.A.C.I.). The other shareholder of Mendoza Plaza Shopping S.A. is Inversiones Falabella S.A. with a 14.6% interest. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 40,133 square meters of gross leasable area. Mendoza Plaza has a multiplex cinema covering an area of approximately 3,515 square meters with ten screens, the Chilean department store Falabella, a food court with 23 restaurants, an entertainment center and a supermarket which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year 2005, shopping center visitors generated total retail sales in nominal value of approximately Ps. 159.2 million, which represents sales per square meter of approximately Ps. 3,967. Revenues from leases have reached Ps. 9.2 million for the fiscal year 2005 which represent monthly revenues per gross leasable square meter of Ps. 19.2. As of June 30, 2005, the occupancy rate in Mendoza Plaza Shopping was approximately 95.5%.

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 40.7% of Mendoza Plaza’s gross leasable area at June 30, 2005 and approximately 29.4% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2005:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Falabella	Anchor Store	6,970	17.4
Super Vea Plaza	Anchor Store	4,419	11.0
Fravega	Housewares	469	1.2
Garbarino	Housewares	827	2.1
Village Cinemas	Entertainment	3,659	9.1

Total		16,344	40.7

Tenant mix of Mendoza Plaza

The following table sets forth the types of businesses of the tenants in Mendoza Plaza:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	9,700	24.17
Anchor stores	10,681	26.61
Clothes and footwear	2,685	6.69
Services	3,122	7.78
Miscellaneous	451	1.12
Restaurants	11,389	28.38
Housewares	809	2.02
Home appliances	1,296	3.23

Total	40,133	100.00

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

Fiscal year ended June 30, 2005
(thousands of Pesos)
Revenues:
Base rent	5,301.8
Percentage rent	2,257.3

Total rent	7,559.0
Revenues from admission rights (2)	594.8
Management fee	169.7
Other	888.5

Total	9,212.1

(1)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases page.57

(2)	Admission rights are the amounts tenants must pay to enter into a lease agreement or a lease agreement renewal.

Lease expirations for Mendoza Plaza

The following table shows a schedule of estimated lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2005, assuming that none of the tenants exercises renewal options nor terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2006	88	18,073	45.03	2,903,162	51.10
2007	42	8,083	20.14	1,542,929	27.16
2008	16	5,967	14.87	905,586	15.94
2009+	5	8,010	19.96	329,280	5.80

Total	151	40,133	100.00	5,680,957	100.00

(1)	Includes the vacant stores as of June 30, 2005. A lease may be associated to one or more stores

Alto Rosario, City of Rosario

Alto Rosario is a 144-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 105,809 square meters, which consists of 30,579 square meters of gross leasable area. Alto Rosario has a food court with 20 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art movie screens. The shopping center occupies on one floor and has a free parking lot for 1,736 cars. Alto Rosarios’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year 2005, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 50.9 million, which represents sales per square meter of approximately Ps. 1,736. Revenues from leases have reached Ps. 5.5 million for the fiscal year 2005 which represent monthly revenues per gross leasable square meter of Ps. 24.5. As of June 30, 2005, the occupancy rate in Alto Rosario was 98.0%.

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 9.8% of Alto Rosario’s gross leasable area at June 30, 2005 and approximately 10.4% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2005:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Fravega	Housewares	453	1.5
C&A	Anchor Store	1,295	4.4
Sport 78	Clothes and footwear	613	2.1
Compumundo	Miscellaneous	233	0.8
Red Megatone	Housewares	407	1.4

Total		3,001	10.2

Tenant mix of Alto Rosario

The following table sets forth the types of businesses in Alto Rosario:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	12,221	41.9
Anchor stores	8,922	30.4
Clothes and footwear	2,916	9.9
Services	2,444	8.3
Miscellaneous	324	1.1
Restaurants	1,295	4.4
Housewares	336	1.1
Home appliances	862	2.9

Total	29,320	100.00

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following period:

Fiscal year ended June 30, 2005
(thousands of Pesos)
Revenues:
Base rent	4,132.6
Percentage rent(1)	637.3

Total rent	4,769.9
Revenues from admission rights (2)	362.4
Management fee	240.0
Other	124.7

Total	5,497.0

(1)	Percentage rent refer to the revenue that is proportional to sales of our tenants. See Principal terms of our leases page 57.

(2)	Admission rights are the amounts tenants must pay to enter into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Rosario

The following table shows a schedule of estimated lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2005, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps.)	(%)
2006	2	2.000	6.54	—	—
2007	—			—	—
2008	2	148	0.48	18,000	0.28
2009+	140	28,431	92.98	6,415,200	99.72

Total	144	30,579	100.00	6,433,200	100.00

(1)	Includes the vacant stores as of June 30, 2005. A lease may be associated to one or more stores

Residencial Complex

Torres de Abasto

In May 1999, we completed the construction of “Torres de Abasto”, a 545-apartment high-rise residential complex located one block away from Abasto Shopping Center in the center of the City of Buenos Aires. The complex had a construction cost of US$ 34.3 million and consists of three 28-story buildings and one 10-story building, all of which target the middle-income market. The complex has a swimming pool, a terrace, 24-hour security, approximately 310 underground parking spaces and four retail stores on the ground floor of one of the buildings.

We began to pre-sell units in this project in March 1997 and offered to contact financial institutions on behalf of purchasers or, in certain cases, offered financing directly to purchasers. As of June 30, 2003, we had financed through mortgage loans the acquisition of 69 units for a total amount of US$ 3.4 million, representing approximately 61% of the selling price of those units. On January 6, 2002, Decree No. 214/02 established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. Dollars at the exchange rate of Ps. 1.00 = 1.00 U.S. Dollar. As a result, the U.S. Dollar-denominated mortgage loans offered by our Company, were converted into Pesos. As of June 30, 2005 our outstanding mortgage loans aggregated Ps. 1.1 million. The loans’ average interest rate at such date is 14.0%. Up to this date all the units were sold.

Expansion Opportunities

Torres Rosario, City of Rosario

We own a plot of land spanning a surface of approximately 50,000 square meter in the city of Rosario in the same place where our local Shopping Center, Alto Rosario, is located.

In this land we are planning to construct a residential complex center and during the fiscal year, 2005 we entered into a preliminary agreement with Villa Hermosa S.A. (“VHSA”) to sell VHSA a plot of this land, for a total consideration of Euros 3.0 million according to the conditions expressly established in the contract. VHSA plans to construct a luxury hotel on this land. VHSA has given us an advance payment amounting to Euros 0.3 million.

Caballito Project

We have a plot of land spanning a surface area of 25,539 square meters in the City of Buenos Aires neighborhood of Caballito, one of the most highly populated areas in the City of Buenos Aires. This land could be used to build a 30,000 square meter shopping center including a hypermarket.

We are currently making the final changes to the commercial project. We have not yet obtained the authorization from the Government of the City of Buenos Aires to develop the center on this land and cannot at this stage give you any assurance that it will be granted.

Neuquén Project

On July 6, 1999 APSA acquired 94.6% ownership of Shopping Neuquén S.A. for Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were originally scheduled to be paid on or before July 5, 2001 or at the completion of the construction of the shopping center, whichever happened first. We clarify that said amounts are in Pesos according to the emergency legislation in force. See Item 3.D. “Risks Factors”. However, Shopping Neuquén S.A.’s former shareholders have challenged the constitutionality of such legislation, and no final decision has been issued. As of November 30, 2005 the purchase price balance remains unpaid.

Shopping Neuquén S.A.’s sole asset is a plot of land of approximately 50,000 square meters on which a shopping center is proposed to be built. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex none of which have been commenced.

Legal issues with Shopping Neuquén S.A’s former shareholders

On August 15, 2003 APSA was informed that the former shareholders of Shopping Neuquén S.A., who had a 85.75% interest, filed a complaint against APSA seeking recovery of the purchase price balance, interest and legal costs. In September 2003, APSA answered the complaint opposing several defenses such as, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance according to the emergency legislation. Moreover, APSA filed a counterclaim alleging there should be a readjustment of the effects of the contract which became excessively burdensome for unforeseeable reasons given the 2001 economic, social and political crisis. In November 2003 the plaintiffs replied to APSA’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus APSA’s contract readjustment claim was inadmissible. As of November 30, 2005 the trial is under discovery stage.

Legal issues with the Municipality of Neuquén

In June 2001 Shopping Neuquén S.A. filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 denying both requests.

In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already performed by Shopping Neuquén S.A. would be lost and accrued in favor of the Municipality of Neuquén, leaving Shopping Neuquén S.A. with no right to compensation.

On January 21, 2003 Shopping Neuquén S.A. submitted its response to the Decree 1437/02 requesting its revocation. It also requested permission to submit a new construction timetable, which would be prepared in accordance with the current situation of the project, including reasonable short and medium term projections. The Municipal Executive issued Decree 585/2003 rejecting this. On June 25, 2003 Shopping Neuquén S.A. filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén S.A. had expired. The decision, however, is not final. APSA filed an appeal but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible APSA will file an appeal directly with the Federal Supreme Court.

Shopping Neuquén S.A. is currently seeking to negotiate with the Municipality of Neuquén the terms of an agreement that might permit reactivation of the proposed development. Nevertheless, we cannot give you any assurance that APSA will be able to achieve such an agreement on commercially reasonable terms, if at all, and if APSA cannot, the Municipality of Neuquén would be entitled to request the restitution of the property and APSA will likely lose all or substantially all of its investment which amounts to Ps. 10 million.

We maintain a provision of Ps. 2.3 million which represents our best estimate of the probable loss to be incurred in connection with these claims.

Related Businesses

Tarshop S.A.

On June 4, 1998, we acquired an 80% equity interest in Tarshop S.A. (“Tarshop”), for US$ 7.3 million. Tarshop is a limited purpose credit card company engaged in credit card operations and is not affiliated to any bank and bears all of the credit and collection risk inherent in extending credit to its customers. We believe that the acquisition of Tarshop helps us expand the scope of services that we can provide to our tenants and could improve the range of services to tenants and customers who visit our shopping centers. We believe that such acquisition may be useful as a marketing and promotional tool to attract customers to our shopping centers.

As the Argentine economy is strengthening, we face increased competition from the banking sector, and have recorded significant growth in our portfolio, our sales and our number of cardholders, while at the same time maintaining low delinquency rates. The improvement in credit quality of loans led to a drop in bad debt charges, which fell from Ps. 0.2 million at June 30, 2004 to just Ps. 1.3 million in the year ended June 30, 2005. Tarshop sales rose 115%, from Ps. 30 million in fiscal year 2004 to Ps. 64.6 million in fiscal year 2005. Tarshop´s portfolio (including securitized receivables) has shown high growth. As of June 30, 2005 Tarshop´s portfolio amounted to Ps. 204.2 million as compared to Ps. 92.0 million as of June 30, 2004. This growth is also reflected in the increase in the number of monthly credit card statements delivered to customers, which rose by 90% in the fiscal year ended June 30, 2005 as compared to the fiscal year ended June 30, 2004. In addition, during this fiscal year there was a strong improvement in the number of participating stores, which totaled 16,800 as of June 2005.

During fiscal year 2005, six new branches were opened and an alliance with Metronec S.A. was accomplished. As a result of this alliance we were able to launch Metroshop Shopping Card into the market which gave Tarjeta Shopping (credit card issued by Tarshop)access to the subway’s network.

Given the strength of this business unit and the future prospects for growth, we were able to place seven new issues under our Securitization Program for a total aggregate principal amount of Ps. 135.0 million in senior notes titles. As of June 30, 2005, our securitized portfolio’s aggregate principal amount was Ps. 167.4 million.

For the fiscal year ended June 30, 2005, Tarshop’s total net revenues were Ps. 64.6 million, representing approximately 28.0% of our total revenues for such year. Profits rose from Ps. 2.8 million as of June 30, 2004 to Ps. 7.4 million as of June 30, 2005 following the trend of the last years.

E-Commerce Activities

We believe that the Internet market is an excellent commercial channel as a complement to our shopping centers. Since the malls are limited by geographic barriers, e-commerce becomes an attractive alternative that allows us to reach new markets.

Altocity.Com S.A.

Altocity.Com S.A. (“Altocity”) is a company engaged in delivering e-commerce services providing information tailored to customers’ needs so that they may take informed decisions. Retailers also benefit from such services, since they access a large customer data base. Altocity is a wholly owned subsidiary of E-Commerce Latina S.A., (“E-Commerce Latina”), an Internet venture between us and Telefónica de Argentina S.A. (“Telefónica”), in which each has a 50% interest. Previously, our partner in the venture was Telinver S.A., a wholly owned subsidiary of Telefónica; but on April 27, 2001 Telinver notified us that it had transferred its holdings in E-Commerce Latina to Telefónica.

Altocity offers an attractive integral product selection with a broad range of categories and brands, forms of payment, support and a request and delivery system, combined with a high-quality image.

During the fiscal year ended June 30, 2005, Altocity strengthened its objective in the area of corporate sales, increasing the number of new customers and invoicing amounts in this segment.

Traffic, Customer Portfolio and Transactions

	June 30, 2005	June 30, 2004	June 30, 2003
Unique visitors per month	352,000	300,000	280,000
Average a day	16,000	13,000	12,700
Registered citizens	82,000	55,000	38,000
Transactions	76,000	52,000	27,704

The shareholders agreement sets forth the rights and obligations of each party over the operation of E-commerce Latina. The significant provisions of the shareholders agreement include:

•	the obligation of IRSA to remain as our controlling shareholder and of Grupo Telefónica to control Telinver or any successor;

•	the determination of the election of the members of the Board of Directors;

•	terms for notices of the shareholders meetings; and

•	certain restrictions on transfers of shares for the first two years, and thereafter reciprocal first refusal and “tag along” rights.

For fiscal year 2006 Altocity’s main objective is to focus on the following three areas:

•	Marketing of the portal, loyalty activities and new customers;

•	e-commerce services for shopping centers tenants; and

•	Barter and reward program.

In the table below we include some relevant data of Altocity.Com:

	Jul 04- Jun 05		Jul 03-Jun 04		Variation
Average Monthly sales (*)	Ps.	396,673	Ps.	299,674	32%
Average Monthly tickets (**)		209		169	24%
Average Monthly orders		1,895		1,832	3%

(*)	Sales with VAT, net of returns (Credit notes)

(**)	Sales with VAT before returns (Credit notes) divided by the number of orders.

Shopping Centers’ Administration and Management

Management

Prior to acquisition, each of our shopping centers had its own management and administrative structure, the cost of which had to be paid for by each individual shopping center operator. After acquiring several shopping centers and undergoing a corporate reorganization process, we reduced expenses by centralizing management and eliminating overlapping managerial positions.

Additional expenses related to the operation of the shopping centers (such as security, maintenance, housekeeping, electricity, etc.) are treated as pass-through expenses and are paid by tenants. Nonetheless, we try to manage pass-through expenses as efficiently as possible, since from the tenants’ perspective, rent is equal to total cost of occupancy, which includes base rent or percentage of sales, expenses and other contributions. Therefore, lower pass-through expenses, allow tenants to reduce their costs. Our pass-through expenses have also been diminished as a consequence of the consolidation of the management of most of the acquired and developed shopping centers.

We manage and operate each of the shopping centers in which we have more than 50% ownership. We charge tenants a monthly administration fee, which varies from shopping center to shopping center, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to fund promotional efforts for the shopping center. We charge a monthly administration fee, paid prorated by the tenants, according to their particular lease rates. This administration fee is a fixed amount in Alto Palermo Shopping Center, Alto Avellaneda, Abasto Shopping Center, Paseo Alcorta, Alto Rosario and Patio Bullrich and a percentage of the common area maintenance expenses in Buenos Aires Design and Mendoza Plaza. The total amount paid monthly to us is approximately:

•	Ps. 55,398 in Alto Palermo Shopping Center,

•	Ps. 30,000 in Alto Avellaneda,

•	Ps. 50,000 in Abasto Shopping Center,

•	Ps. 40,000 in Patio Bullrich,

•	Ps. 30,000 in Alto Rosario.

•	Ps. 17,711 in Paseo Alcorta,

•	10% of the total amount of the common area maintenance expenses in Buenos Aires Design and

•	5% of the total amount of the common area maintenance expenses in Mendoza Plaza.

The total revenues from administration fees charged by us during the fiscal year ended June 30, 2005 were approximately Ps. 2.8 million, which accounts for approximately 1.2% of our total revenues.

Principal Terms of our Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Our lease agreements are generally denominated in Pesos.

Decree No. 214/02 and Decree No. 762/02, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in U.S. Dollars and which are not related to the financial system as of January 7, 2002 are subject to the following:

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

Leasable space in our shopping centers is marketed through an exclusive arrangement with our real estate broker Fibesa S.A. We have a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

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

In addition to rent, we charge most of our tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without our consent.

We are responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. We also provide the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. We determine this percentage based on the tenant’s gross leasable area and the location of its store. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to increase attendance to our shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by us. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. We may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Control Systems

We have computer systems to monitor tenants’ sales in all of our shopping centers. We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a computerized cash register that is linked to a main computer server in the administration office of such shopping center. We use the information generated from the computer monitoring system for auditing the Percentage Rent to be charged to each tenant and use the statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes. The lease contracts for tenants in Alto Avellaneda, Alto Palermo Shopping Center, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with respect to agreements signed after its acquisition), Abasto Shopping Center, Alto Rosario Shopping, Alto Noa and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system.

Promotional Activities

Father’s Day and Mother’s Day

The aim of these promotions is to provide a benefit for our customers. In both cases, the shopping center decided how it wanted to do so, on the basis of the overall requirements of its customer base. These benefits were exclusive to our customers, without mass communication.

Christmas

Our Christmas marketing activities, carried out jointly by all shopping centers, including one promotion targeted to children and another promotion to stimulate sales.

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

The following table shows the breakdown of the main owners and operators of shopping centers in Argentina:

Companies	Location (1)	Gross Leasable Area	Stores	% of national gross leasable area (2)	Stores (2)
				(%)	(%)
APSA
Alto Avellaneda (5)	GBA	59,267	152	4.6	3.5
Abasto Shopping Center	CBA	39,329	175	3.1	4.0
Mendoza Plaza (3) (5)	Mendoza	40,133	151	3.2	3.5
Paseo Alcorta (5)	CBA	53,479	116	4.3	2.3
Alto Palermo	CBA	18,055	150	1.4	3.4
Buenos Aires Design Center (4)	CBA	14,598	59	1.2	1.4
Patio Bullrich	CBA	10,780	87	0.9	2
Alto Noa (5)	Salta	18,880	84	1.5	1.9
Alto Rosario (5)	Rosario	41,579	144	3.3	3.3

Subtotal		296,100	1,118	23.5	25.7
Cencosud S.A.
Unicenter Shopping (5)	GBA	90,869	287	7.2	6.6
Plaza Oeste Shopping (5)	GBA	38,720	138	3.0	3.2
Quilmes Factory (5)	GBA	31,373	47	2.5	1.1
Lomas Center Shopping (5)	GBA	24,271	50	1.9	1.1
San Martin Factory (5)	GBA	24,388	31	1.9	0.7
Parque Brown Factory Outlet (5)	GBA	23,553	41	1.9	0.9
Las Palmas Pilar (5)	GBA	37,662	102	3.0	2.3
Jumbo Palermo Centro Comercial (5)	CBA	22,763	46	1.8	1.0
El Portal de la Patagonia (5)	GBA	21,700	45	1.7	1.0
El Portal de Escobar (5)	GBA	18,886	24	1.5	0.5
El Portal de los Andes	Mendoza	22,962	40	1.8	0.9
El Portal de Rosario	Rosario	57,419	182	4.6	4.2

Subtotal		414,566	1,033	33.0	23.7
Other Operators		545,295	2,209	43.4	50.7

Totals		1,255,961	4,360	100.0	100.0

(1)	“GBA” means Greater Buenos Aires and “CBA” means the City of Buenos Aires.

(2)	Percentage of the total shopping centers in Argentina. Sums may not total due to rounding.

(3)	During fiscal year 2005, we increased our interest in Mendoza Plaza Shopping from 18.9% to 85.4% as a result of a series of transactions. For details, see Note 2.f) to our consolidated financial statements.

(4)	We own directly a 51% interest in ERSA, the company that operates the concession of this property.

(5)	Includes gross leasable area occupied by supermarkets and hypermarkets.

Sources: Argentine Chamber of Shopping Centers and APSA.

In addition to our competitors in the shopping centers market, we are also facing competition from many retail shops. It must be taken into account that the concept of the shopping center and the broad use of shopping centers by consumers are relatively undeveloped in Argentina. The first shopping center of Argentina was inaugurated in 1987, and although there has been a considerable expansion of shopping center properties since those times, many retail stores in Argentina are not located in shopping centers. Therefore, the continued success of our business plan depends to a certain extent on a continuing shift by consumers from shopping at traditional street-level retail stores to large-scale shopping centers of the type owned and operated by us.

Seasonability of our business

Our business has important seasons that affect the sales level of our tenants such as the winter and summer holidays, spring and Christmas. During the summer holiday (January and February) the sales of our tenants reach its minimum levels. In the winter holidays (July) and during Christmas (December) the sales of our tenants reach their maximum level. In spring and autumn, clothes and footwear tenants usually change their collections which positively impacts sales. Other important source of seasonability is the sales discount at the end of each season.

Regulation and government supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, are applicable to the development and operation of our properties.

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

Leases

Argentine Law imposes certain restrictions on landlords, including:

•	a prohibition to include price adjustment clauses based on inflation increases in lease agreements; and

•	the imposition of a three-year minimum lease term for retail property, except in the case of stands and/or space for special exhibitions.

Although our lease agreements were U.S. Dollar-denominated, Decree N° 214, Decree N° 762 and Law N° 25,820 that amended the Public Emergency Law, provided that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provided for payments in U.S. Dollars were subject to the following rules:

•	the obligations were to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CER for commercial leases;

•	from October 1, 2002 and until March 31, 2004 for residential leases, the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CVS;

•	if because of the application of these provisions, the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide about the difference in each particular case; and

•	Pursuant to Decree 117/04 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable on April 1, 2004.

In addition, there are currently conflicting policy pronouncements and judicial decisions as to whether rent may be increased during the term of a lease. For example, section 10 of the Public Emergency Law prohibited lease agreements that adjusted rents for inflation based on an official index such as the Argentine Consumer Price Index or Wholesale Price Index. Most of our lease agreements contain rent escalation clauses, but they are not based on an official index. To date, no tenant has filed a judicial action or used in court an argument against us based on the existence of escalation clauses, but no assurance can be given that such actions will not be taken in the future, which if they prevail could materially and adversely affect us.

Under the Argentine Civil Code and the Lease Law No. 23,091, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options –leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

Law No. 23,091, as amended by Law No. 24,808 provides that tenants may rescind commercial lease agreements after the first six months by sending a written notice at least 60 days before the termination of the contract. Such rescission is subject to penalties which range from one to one and a half months of rent. If the tenant rescinds during the first year of the lease the penalty is one and a half month’s rent and if the rescission occurs after the first year of lease the penalty is one month’s rent.

Argentine Law permits the parties to a lease agreement to freely set their rights and obligations thereunder. However, in the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine Government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited the eviction of tenants even for failure to pay rent. These regulations discouraged both property rental and the construction of new housing.

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

Argentine Civil Proceedings permit us to collect unpaid rent in an ordinary proceeding, although under certain special conditions (e.g. low amount of unpaid rent) the judge may decide for an expedited summary proceeding. While it is a special procedure to evict tenants, historically, the heavy workload of the courts that hear these matters and the existence of numerous procedural steps required have tended to delay efforts of lessors to evict tenants. Moreover, the lessor must provide written notice to the tenant at least ten days prior to commencing the eviction proceedings.

Despite the amendment of the Argentine Civil Procedure Code by which the lessor may, by posting a bond, obtain the immediate eviction of the tenant, eviction proceedings generally take from six months to two years from the date of filing of the suit to the time of actual eviction. However, historically we have generally attempted to negotiate with defaulting tenants the termination of lease agreements in order to avoid legal proceedings.

The Public Emergency Law, as amended by Law No. 25,640, suspended for the term of 270 days from the enactment of that law (ended on November 15, 2002) the auction of the debtor’s property or the property used by the debtor for production, service rendering or trade activities and the enforcement of precautionary measures resulting in the divestiture of property used by the debtor. On February 4, 2003, the Executive Branch enacted Decree 204/2003 establishing a mediation procedure for a limited period of 90 days. On May 2003, the Argentine Congress enacted Law No. 25,737 which suspends foreclosures for an additional period of 90 days, ended on August 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. On November 2005, the Argentine Congress enacted a new Law (No. 26,062) that extended the foreclosures suspension for an additional 120 days period.

On November 6, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust (paid by the Argentine Government) which would purchase the mortgage debts and reschedule the maturity date. Financial institutions were given until June 22, 2004 to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. This term was extended twice first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The latter not only extends the term 120 days as from the day of its publication but also suspends foreclosure proceedings for the same period. This term was extended twice, first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The later not only extends the term 120 days as from its publication day but also suspends foreclosure proceedings for an additional 120 days. The parties to secured loan agreements were given a term to express their adhesion to this system.

Development and Land Use

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building and environmental regulations. In the city of Buenos Aires, where the vast majority of our real estate properties are located, the Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

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

Sales and Ownership

Real Estate Installment Sales Act. The Real Estate Installment Sales Act Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, imposes a series of requirements on contracts for the sale of subdivided plots of land when the sale price is paid in installments and the deed is not conveyed until final payment. The provisions of this law require, among other things:

•	the registration of the sale in the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property; such Registry provides crucial information such as the liens and encumbrances which the property is subject to; and

•	the registration of any contract with the Real Estate Registry within 30 days of execution.

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the installment sales contract prevails.

Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Act prohibits the rescission of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may take action under any mortgage on the property. On November 2005, the Argentine Congress enacted a new Law (No. 26,062) that extended the foreclosures suspension for an additional 120 days period.

Consumer Protection Act. Consumer Protection Act Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the formation and execution of contracts.

The Consumer Protection Act purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread.

For said reason, the Consumer Protection Act deems void and unenforceable certain contractual provisions in consumer contracts, including:

•	warranty and liability disclaimers;

•	waiver of rights, and

•	changes of the burden of proof.

In addition, the Consumer Protection Act imposes fines to induce compliance from sellers.

The Consumer Protection Act defines consumers or users, as the individuals or legal entities that contract for a price for final use or their own benefit or their family or social group:

•	the acquisition or hiring of personal property things;

•	the supply of services; and

•	the acquisition of new real estate intended for housing, including plots of land acquired with the same intent, when the offer is public and directed to undetermined persons.

It also establishes that the following will not be considered consumers or users, those who acquire, store, utilize or consume goods or services to integrate them into a production, transformation, commercialization or supplying to third parties process.

In addition, the Consumer Protection Act defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The following are excluded from the application of the Consumer Protection Act:

•	services supplied by professionals that require a registration in officially recognized professional organizations or by a governmental authority and

•	the contracts involving second-hand assets, executed between consumers.

The Consumer Protection Act determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer.

With regard to services, the Consumer Protection Act provides that those who supply services of any nature are obliged to respect the terms, conditions, and other circumstances according to which they have been offered, published or accepted.

On June 2005, Resolution No. 104/05, which complements the Consumer Protection Law, adopted MERCOSUR’s Resolution on which requires that those who engage in commerce over the Internet (E-Business) to disclose in a precise and clear manner not only the products and/or services offered but also the sale terms.

Buildings Law. Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for later subdivision into strata title. Under this law, developers must inform potential purchasers of the future existence of a strata regime or co-proprietorship proposal, as well as of all sale conditions, and the size of each unit in relation to the whole.

Unit sales subject to the subdivision approvals – in order to be included in the title regime must be registered with the Real Estate Registry.

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

On the other hand, the Public Emergency Law, as amended established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) would be suspended for a period of 180 days from the law’s effective date. Such period was extended for 180 additional days by Law No. 25,589 and afterwards for 90 additional days by Law No. 25,640 of September 2002, expiring on February, 2003.

On February 4, 2003, the Executive Branch enacted Decree No. 204/2003 creating a mediation procedure, for a limited period of 90 days, to be conducted through the Emergency Legal Units (Unidades de Emergencias Legales) of the Ministry of Labor, Employment and Social Security and the Ministry of Production. Such Emergency Legal Units shall intervene at the request of debtors or creditors in foreclosure cases.

The mediation procedure is voluntary and free. Proposals and negotiations made by the parties are subject to the confidentiality of ordinary mediations. The mediation procedure in no case will result in the suspension or interruption of the legal terms running in judicial or out-of-court foreclosure proceedings.

The Emergency Legal Units will try to approximate the parties’ proposals to reach an agreement enabling the debtor the performance of his obligations without lessening the creditor’s rights. The intervention of the Emergency Legal Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term of force of 90 days.

On May 8, 2003 the Congress enacted Law No. 25,737 which suspended foreclosures for a period of 90 days more. Afterwards, private and financial entities have voluntarily decided to suspend foreclosures. On November 2005, the Argentine Congress enacted a new Law (No. 26,062) which extended the foreclosures suspension for an additional 120 days.

On November 6, 2003 Law No. 25,798 was enacted. It establishes a mechanism to reschedule the mortgage debts, by creating a Trust (paid by the Argentine Government) which will purchase mortgage debts and reschedule the maturity date. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. This term was extended twice first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The latter not only extends the term 120 days as from the day of its publication but also suspends foreclosure proceedings for the same period. The parties to secured loan agreements were given a term to express their adhesion System. This term was however extended twice first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005. The latter not only extends the term 120 days as from the day of its publication but also suspends foreclosure proceedings for an additional 120 days period.

Most mortgages executed by us provide that we are empowered to declare the anticipated expiration of the loan upon non-payment of an installment. This enables us to recover the unpaid amounts through the sale of the relevant property pursuant to the Civil and Commercial Procedure Code of Argentina as Law No. 24,441.

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

Although our mortgages are U.S. Dollar-denominated, Decree No. 214/02 and Decree No. 762/02 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. Dollars are subject to the following rules:

•	the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CER for loans granted for the acquisition of commercial properties guaranteed by mortgages, or

•	since October 1, 2002 and until March 31, 2004, for residential leases, the obligations are to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CVS; and

•	if because of the application of these provisions the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If in the event the parties do not reach an agreement, the judicial courts will decide about the difference in each particular case.

•	Pursuant to Decree 117/04 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable on April 1, 2004.

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided.

Buildings constructed before the enforcement of the Protection for the Disabled Law must be adapted to provide accesses, transit pathways and adequate facilities for mobility-impaired individuals.

Those pre-existing buildings, which due to their architectural design may not be adapted to the use by mobility-impaired individuals, are exempted from the fulfillment of these requirements.

The Protection for the Disabled Law provides that residential buildings must ensure access by mobility impaired individuals to elevators and aisles. Differential architectural requirements refer to pathways, stairs, ramps and parking spaces.

Credit Cards Law. Law No. 25,065 regulates different aspects of the business known as “credit card system”. The regulations impose minimum contractual contents and the approval thereof by the Argentine Secretariat of Antitrust, Deregulation and Consumer Protection, as well as the limitations on the interest to be collected by users and the commissions to the stores adhering to the system.

The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping”, issued by Tarshop S.A.

Antitrust Law. Law No. 25,156 prevents antitrust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls a company are considered as an economic concentration. Whenever an economic concentration involves a company or companies (i) which hold 25% or more of the relevant market or (ii) which exceed the accumulated sales volume by approximately Ps. 200 million in Argentina or Ps. 2,500 million worldwide; then the respective concentration should be submitted for approval to the National Antitrust Commission. The request for approval may be filed, either prior to the transaction or within a week after its completion.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina do not exceed Ps. 20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in total Ps. 20.0 million or Ps. 60.0 million in the last 36 months. As the consolidated annual sales volume of APSA and IRSA exceed Ps. 200.0 million, we should give notice to the National Antitrust Commission of any concentration provided for by the Antitrust Law. Currently, there is no transaction that must be notified. Antitrust Law does not affect our ongoing business.

C. Organizational Structure

Our principal shareholders as of June 30, 2005, are IRSA and Parque Arauco.

IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s shares are listed and traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the New York Stock Exchange.

Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2005:

Subsidiary	Activity	Country of incorporation	Percent Ownership (%) (4)	Percent of voting power (%) (4)	Percentage of our Total Net Revenues
Shopping Alto Palermo S.A. (SAPSA)	Real Estate investments and development	Argentina	100.00	100.00	16.4%
Fibesa S.A.	Real Estate Agent	Argentina	100.00	100.00	4.5%
Tarshop S.A.	Credit card operations	Argentina	80.00	80.00	28.0%
Emprendimiento Recoleta S.A. (ERSA)	Building	Argentina	51.00	51.00	3.1%
Inversora del Puerto S.A.	Real Estate Investments	Argentina	100.00	100.00	0.0%
Shopping Neuquén S.A.	Development of undertakings	Argentina	94.62	94.62	0.0%
Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.). (3)	Real Estate investments	Argentina	85.40	85.40	4.0%
E-Commerce Latina S.A.	Holding Services	Argentina	50.00	50.00	(1)
AltoCity.Com S.A. (2)	E-Commerce	Argentina	49.00	49.00	(1)

(1)	We do not consolidate this subsidiary.

(2)	Owned indirectly through E-Commerce Latina S.A.

(3)	During fiscal year 2005, we increased our interest in Mendoza Plaza Shopping from 18.9% to 85.4% through a series of transactions. For details, see Note 2.f) to our consolidated financial statements. As a result of gaining control, the results of operations of Mendoza Plaza Shopping were included in our consolidated income statement of October 1, 2004.

(4)	Percentage of equity interest has been rounded.

D. Property, Plants and Equipment

Our properties include shopping centers and land reserves for the construction of shopping centers or apartment buildings. All of our properties are located in Argentina.

We lease our headquarters, located at Moreno 877, 22nd floor, (C1091AAQ), Buenos Aires, Argentina, from Inversora Bolivar S.A., a subsidiary of IRSA, pursuant to a lease agreement that will expire in October 2008. We believe that all of our facilities are adequate for our present need and suitable for their intended purposes.

The following table sets forth certain information about our properties that are held in fee:

Held in Fee	Encumbrance		Location
Buenos Aires Design (1)	—		City of Buenos Aires
Neuquén Project (2)	Mortgage	(3)	City of Neuquén
Caballito Project (4)	—		City of Buenos Aires

(1)	We own a 51.0% interest in ERSA. Currently our shares of Emprendimiento Recoleta S.A. are pledged.

(2)	On July 6, 1999, we had acquired a 94.6% interest in Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps. 4.2 million. Shopping Neuquén’s sole asset is a piece of land with preliminary governmental approval for construction of a shopping center on the site. We had paid Ps. 0.9 million of the purchase price in September 1999 and agreed to pay the remaining Ps. 3.3 million on the earlier of (i) the opening of the shopping center or (ii) July 5, 2001. (see Item 3.D: Risk Factors)

(3)	On June 30, 2005, Shopping Neuquén S.A. had a Ps. 41,791 loan secured by a mortgage on the land.

(4)	We have a plot of land spanning a surface area of 25,539 square meters in the City of Buenos Aires’ neighborhood “Caballito,” one of the most highly populated areas in the Federal Capital. This land could be used to build a 30,000 square meter shopping center including a hypermarket. We have not yet obtained the authorization from the Government of the City of Buenos Aires to develop the center on this land and cannot at this stage guarantee that such authorization will be granted.

We do not currently lease any material properties other than our headquarters.

A detailed description of each of our different properties and plans to expand, build or develop have been previously disclosed in this document under the “Business Overview” caption, including information about size, Use and location of the properties and estimations of cost and methods of financing the planned expansions and developments.

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

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2005, 2004 and 2003 relate to the fiscal years ended June 30, 2005, 2004 and 2003, respectively. The consolidated financial statement for those years, have been audited by Price Waterhouse & Co. S.R.L., member firm of PriceWaterhouseCoopers, Buenos Aires, Argentina, independent auditors.

Our consolidated financial statements are presented in Pesos. Except as discussed in the following paragraph, we prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores. See Note 17 to our consolidated financial statements for a description of the main differences between Argentine GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of net income and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S - X of the SEC.

As discussed in Notes 2.c. and 3.j. to our consolidated financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However, we believe such departures have not had a material effect on our consolidated financial statements.

Critical Accounting Policies and Estimates

In connection with the preparation of the consolidated financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	provision for allowances and contingencies;

•	impairment of long-lived assets; and

•	asset tax credits.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina and regulations of the Comisión Nacional de Valores which differ in certain significant respects from generally accepted accounting principles in the United States of America. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and the Regulation S - X of the SEC.

Provision for allowances and contingencies

We provide for losses relating to accounts and mortgage receivables. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the consolidated financial statements reflect that consideration.

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

Impairment of long-lived assets

We periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We consider the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. We determine the fair market value primarily using independent appraisals and utilizing anticipated cash flows discounted at a rate commensurate with the risk involved.

Under generally accepted accounting principles in Argentina, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings. US GAAP prohibits the reversal of a previously recognized impairment charge.

We believe that the accounting policy related to the impairment of long-lived assets is a “critical accounting policy” because:

•	it requires our management, in determining fair market value, to make estimates and assumptions (such as, future revenues and cost of revenues, future vacancy rates and future rental prices) that are highly susceptible to change from period to period, and

•	the impact that recognizing or reversing an impairment would have on assets reported on our consolidated balance sheet as well as on the results of our operations could be material. Estimates about future rental prices and future vacancy rates require significant judgment because actual rental prices and vacancy rates have fluctuated in the past and are expected to continue to do so.

As of June 30, 2002 and 2003, we reviewed our assets related to leases and services, and others segments for impairments, due to the continued deterioration of the Argentine economy. As a result, during the years ended June 30, 2002 and 2003, the company recognized impairment losses amounting to Ps. 62.8 million and Ps. 12.7 million respectively. As a result of increases in their fair market values, during fiscal years 2003, 2004 and 2005, the company partially reversed the impairment losses, recognizing a gain of Ps. 15.7 million, Ps. 26.2 million and Ps. 13.1 million, respectively, under accounting principles generally accepted in Argentina. In addition, amortization related to the impairment charges amounted to Ps. 2.9 million, Ps. 1.7 million and Ps. 0.7 million during the years ended June 2003, 2004 and 2005 respectively. Assets reviewed for impairment purposes vis-à-vis those two segments represent approximately 82.8% and 82.0% of our total assets as of June 30, 2005 and 2004, respectively.

Valuation of shopping centers was performed according to the “rent value method”. We calculated discount rates considering each property’s location, competition in its market, its historical vacancy rates and cash flow. The average discount rates we used were between 12% and 15.5%, the average price per leasable square meter was Ps. 6,904 and the average vacancy rate was calculated taking into consideration the real vacancy. The performance of a sensitivity analysis, which reduced prices per square meter by 5%, resulted in an increased impairment as of June 30, 2005 equal to Ps. 0.6 million.

We used the “open market method” for the valuation of the land reserve and non-current inventories. Our reserve land constitutes an added value as a unique portfolio for shopping centers development in CBD (Central Business Districts). Caballito and Neuquén are the largest locations in our portfolio. The performance of a sensitivity analysis, which reduced prices by 5%, resulted in an increased impairment accounted for as of June 30, 2005 equal to Ps. 2.2 million.

The above mentioned potential impairment losses totaled Ps. 2.8 million and would affect the balance sheet lines “Non Current Inventories, net”, “Fixed Assets, net” and “Intangible Assets, net”, reducing the value of our total assets by approximately 0.2%. These impairment losses would have reduced our net income for the year ended June 30, 2005 by 8.4%.

Asset tax Credits

We calculate the asset tax credits by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. Our tax obligation in each year will coincide with the higher of the two taxes. However, if the asset tax credits exceeds income tax in a given year, that amount in excess can be offset against income tax arising in any of the following ten years.

We have recognized the asset tax credits paid in previous years as a credit as we estimate that it will offset future years´ income tax.

We believe that the accounting policy related to asset tax provision is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our future results that are highly susceptible to change from period to period, and as such the impact on our financial position and results of operations could be material.

The performance of a sensitivity analysis reducing our estimated taxable income for the future ten years by 5%, did not affect the recoverable value of our asset tax credits.

U.S. GAAP Reconciliation

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are the following:

•	the appraisal revaluation of certain fixed assets under Argentine GAAP while fixed assets are valued at cost under U.S. GAAP;

•	the deferral of certain preoperating expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the treatment of expenses incurred for the development and acquisition of software under the provisions of SOP 98-1;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the reversal of the amortization expense related to goodwill recognized under Argentine GAAP;

•	the impact of certain U.S. GAAP adjustments on our equity investees;

•	the accounting for increasing rate debt;

•	the accounting for changes in interest in consolidated affiliated companies;

•	the accounting for securitized credit card receivables in accordance with SFAS No. 140;

•	the accounting for available-for-sale securities;

•	the deferral of certain costs under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the amortization of fees related to the Senior Notes;

•	the present-value accounting of asset tax credits;

•	the restoration of previously recognized impairment losses;

•	the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences for deferred income tax calculation purposes while under US GAAP are treated as temporary differences. In addition, the US GAAP adjustment effect on deferred income tax of the foregoing reconciling items, and

•	the effect on minority interest of the foregoing reconciling items.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 17 to our consolidated financial statements included elsewhere in this annual report for details.

Net income under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003 was Ps. 33.3 million, Ps. 18.8 million and Ps. 77.4 million, respectively, as compared to Ps. 36.2 million, Ps. 7.3 million and Ps. 63.9 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2005 and 2004, was Ps. 791.0 million and Ps. 770.4 million, respectively, as compared to Ps. 620.0 million and Ps. 595.2 million, respectively, under U.S. GAAP.

Overview

Effects of Devaluation and Economic Crisis on us

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to the four-year-old recession ended on the second quarter of 2002, the Argentine economy has deteriorated sharply.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease in real terms by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. During the second half of 2001, Argentina’s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% as compared to 2001, and during the first three quarters of 2003, the gross domestic product increased 7.3%. In 2003, the economy began to recover, ending the year with an 11.7% annual growth year over year. Exceeding growth expectations, in 2004 the GDP increased 9.0% in comparison with 2003. Estimates are that during 2005 the GDP will increase 7.5% in comparison with 2004, consolidating the economy expansion.

On December 23, 2001, President Adolfo Rodriguez Saá declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified his decision. On January 6, 2002, the Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso the establishment of a dual exchange rate system in which certain limited transactions will occur at a fixed rate of Ps. 1.4 to US$ 1.0 and all other transactions will be settled at a floating market rate depending on supply and demand. This new legislation had a material adverse effect on our financial position and the results of our operations in fiscal year 2002 mainly through its effects in IRSA, which was partially offset during fiscal year 2004 and 2005.

During fiscal year 2005, the Government of President Néstor Kirchner submitted a proposal to creditors to continue the payments of external debt. The official offer for the sovereign debt exchange obtained very good results and was supported by 76.07% of its creditors. The Government was able to record a partial remission of the debt in terms of current value of 65.2%, which exceeds any remission recorded in any other debt restructuring process in other countries. This significant achievement represented an opportunity for the country to recover reliability internationally and gave way to an economic context of higher feasibility. In turn, this will foster investments.

Effects of inflation

From 1997 until the end of year 2001, policies adopted by the Argentine government have substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates’ figures published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2001	(0.3)%	(1.6)%
2002	30.5%	95.6%
2003	10.2%	8.3%
2004	4.9%	0.1%
2005	9.0%	7.7%

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

In 2005, inflation was one of the central topics of the economy. Retail prices accumulated an important increase during the first part of the year, generating concern about the future evolution of retail prices as it is difficult to estimate an inflation rate for year-end to the high estimated level of 10.5% performed by the Ministry of Economy and Production at the beginning of 2005. Such increase of the inflation risk could erode the macroeconomic stability currently attained and would adversely impact on the development of our operation.

Effects of interest rate fluctuations

Most of our U.S. Dollar denominated debt accrues interest at a floating rate. An increase in interest rates implies a significant increase of our financial costs and materially affects our financial condition and our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. Dollars. Therefore, a devaluation of the Argentine Peso against the U.S. Dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgages and lease receivables. Due to the fact that many of our customers have their cash flows in Pesos, a fluctuation of exchange rate may increase their U.S. Dollar-denominated liabilities. Foreign currency exchange restrictions hereafter imposed by the Argentine Government could prevent or restrict our access to U.S. Dollars, affecting our ability to service our U.S. Dollar denominated liabilities.

Operating Results

Fiscal Year 2005 as compared to Fiscal Year 2004

Revenues

Revenues increased 60.7%, from Ps. 143.3 million during fiscal year 2004 to Ps. 230.2 million during fiscal year 2005. Total revenues include intersegment eliminations from lease revenues and expenses of Ps. 0.3 million during fiscal year 2004 and fiscal year 2005.

Leases and Services registered a 46.2% increase from Ps. 113.4 million during fiscal year 2004 to Ps. 165.8 million during fiscal year 2005, mainly resulting from: (i) a sustained increase of 29.6% in sales of our tenants (from Ps. 1,148 million in 2004 to Ps. 1,488 million in 2005), shown in the growth of our revenues from rental and admission rights for Ps. 37.7 million; (ii) the inclusion of Mendoza Plaza Shopping’s revenues of Ps. 9.2 million resulting from the consolidation of such company as from October 1, 2004 due to gaining control as a result of the acquisition of an additional 49.9% interest and; (iii) the inauguration of Alto Rosario Shopping that took place on November 9, 2004, which produced an increase in revenues of Ps. 5.5 million.

Revenues from credit card operation increased by 114.9% from Ps. 30.0 million during fiscal year 2004 to Ps. 64.6 million during fiscal year 2005. The increased revenue from credit card operation recorded by Tarjeta Shopping was due to the growth of our customer portfolio, our sales and the number of cardholders, all driven by the economic recovery that has taken place during the year, which led Tarjeta Shopping to the opening of new branches in different cities country-wide. This last fact generated a significant growth of the credit portfolio, which went from Ps. 92 million in fiscal year 2004 to Ps. 204 million in 2005 (the securitized portfolio included).

Revenues from others segment did not change significantly from the previous fiscal year, recording amounts of Ps. 0.1 million in both fiscal years.

Costs

Total costs increased by 27.6%, from Ps. 72.0 million during fiscal year 2004 to Ps. 91.8 million during fiscal year 2005. Total costs include intersegment eliminations from: (i) leases revenues and expenses of Ps. 0.3 million for both fiscal years; and (ii) interest expense generated by loans used to fund credit card activity of Ps. 1.6 millon during fiscal year 2004 and Ps. 1.0 million during fiscal year 2005.

Leases and services costs increased by 14.2%, from Ps. 60.0 million during fiscal year 2004 to Ps. 68.5 million during fiscal year 2005. This increase was mainly due to: (i) the costs related to the opening of Alto Rosario Shopping, which amounted to Ps. 4.9 million; and (ii) the consolidation of Mendoza Plaza Shopping’s costs for nine months totaling Ps. 3.2 million. The most costs affected were amortization charges and non-recovered general expenses.

The cost of credit card operations increased by 77.1%, from Ps. 13.8 million during fiscal year 2004 to Ps. 24.5 million during fiscal year 2005. This increase was mainly due to: (i) an increase of the cost of salaries and social security charges of Ps. 3.6 million, (ii) an increase of taxes, duties and contributions of Ps. 1.5 million resulting from the expansion and opening of new branches; (iii) an increase of commissions and interest charges of Ps. 2.3 million; and (iv) an increase of fees and services expenses of Ps. 1.6 million altogether related to the issue of new series of Financial Trusts.

Costs from others segment did not change significantly from the previous fiscal year, although it increased from Ps. 0.03 million during fiscal year 2004 to Ps. 0.2 million during fiscal year 2005.

Gross Profit

Due to the factors mentioned above, gross profit increased 94.1%, from Ps. 71.3 million during fiscal year 2004 to Ps. 138.3 million during fiscal year 2005. Total gross profit includes intersegment eliminations of Ps. 1.6 million during fiscal year 2004 and Ps. 1.0 million during fiscal year 2005.

Gross profit, calculated in terms of total revenues percentage, increased from 49.7% during fiscal year 2004 to 60.1% during fiscal year 2005.

Gross profit from leases and services, calculated in terms of leases and services revenues percentage, increased from 47.1% during fiscal year 2004 to 58.7% during fiscal year 2005. Credit card operations gross profit, calculated as a percentage of revenues from credit card operations, increased from 54.0 % during fiscal year 2004 to 62.1% during fiscal year 2005. Gross profit (loss) from others segment, calculated as a percentage of others revenues, fell from 55.7% during fiscal year 2004 to –(68.5)% during fiscal year 2005.

Selling expenses

Selling expenses registered a 150.4% increase, from Ps. 9.8 million during fiscal year 2004 to Ps. 24.6 million during fiscal year 2005.

Selling expenses from leases and services increased by 109.4% from Ps. 5.2 million during year 2004 to Ps. 10.9 million during year 2005. This increase was mainly due to: (i) an increase in the charge of allowance for doubtful accounts of Ps. 3.4 million; (ii) an increase in the gross revenue tax charges of 1.4 million related to the increase of our revenues previously mentioned; (iii) the consolidation of Mendoza Plaza Shopping expenses of Ps. 1.3 million; and (iv) seal taxes of Ps. 0.4 million due to the opening of Alto Rosario Shopping.

Selling expenses from credit card operations increased by 200% from Ps. 4.5 million during fiscal year 2004 to Ps. 13.5 million during fiscal year 2005. This increase was mainly due to: (i) an increase of advertising expenses of Ps. 6.3 million; (ii) an increase in the gross revenue tax charges of 2.1 million related to the increase of our revenues previously stated; and (iii) an increase of the charge of allowance for doubtful accounts of Ps. 0.5 million related to the increase of our credit portfolio.

Selling expenses from others segment did not change significantly from the previous fiscal year, recording losses of Ps. 0.1 million during fiscal year 2004 and Ps. 0.3 million during fiscal year 2005.

Selling expenses, calculated in terms of total revenues percentage, increased from 6.9% during fiscal year 2004 to 10.7% during fiscal year 2005.

Selling expenses from leases and services, calculated in terms of revenues from leases and services percentage, increased from 4.6% during fiscal year 2004 to 6.5% during fiscal year 2005.

Selling expenses from credit card operations, calculated in terms of revenues from credit card operations percentage increased from 15.0% during fiscal year 2004 to 20.9% during fiscal year 2005.

Selling expenses from others segment, calculated in terms of revenues from others segment percentage increased from 197.2% during fiscal year 2004 to 206.6% during fiscal year 2005.

Administrative expenses

Administrative expenses increased by 54.6% from Ps. 20.7 million during fiscal year 2004 to Ps. 32.0 million during fiscal year 2005.

Administrative expenses from leases and services increased from Ps. 12.5 million during fiscal year 2004 to Ps. 17.1 million during fiscal year 2005 mainly due to: (i) the consolidation of Mendoza Plaza Shopping’s administrative expenses of Ps. 1.3 million; (ii) an increase of the board of directors’ fees of Ps. 1.5 million; (iii) an increase of the amount of salaries, bonuses and social security charges of Ps. 1.4 million; and (iv) an increase of tax charges, duties and contributions of Ps. 1.1 million, mainly due to an increase of the financial transactions tax.

Administrative expenses from credit card operations increased Ps. 6.7 million from Ps. 8.2 million during fiscal year 2004 to Ps 14.9 million during fiscal year 2005 mainly due to: (i) of an increase of the amount of salaries, bonuses and social security charges of Ps. 3.5 million as a consequence of an increase in the Company’s payroll; (ii) an increase in fees and third parties services of Ps. 1.6 million related to new issues of our securitization programs; and (iii) an increase of tax charges, duties and contributions of Ps. 0.6 million and rent expenses of Ps. 0.5 million due to the opening of new branches.

Administrative expenses from others segment did not change significantly from the previous fiscal year, recording charges of Ps. 0.03 million in both fiscal years.

Administrative expenses, calculated as a percentage of total revenues, decreased from 14.5% during fiscal year 2004 to 13.9% during fiscal year 2005.

Administrative expenses from leases and servicies, calculated as a percentage of leases and servicies revenues, decreased from 11.0% during fiscal year 2004 to 10.3% during fiscal year 2005.

Administrative expenses from credit card operations, calculated as a percentage of credit card operations revenues, decreased from 27.3% during fiscal year 2004 to 23.1% during fiscal year 2005.

Administrative expenses from others segment, calculated as a percentage of others segment revenues, decreased from 47.3% during fiscal year 2004 to 30% during fiscal year 2005.

Net income in credit card trust

Net income in credit card trust increased from Ps. 0.3 million during fiscal year 2004 to Ps. 0.4 million during fiscal year 2005.

Operating income

As a result of the factors mentioned above, operating income increased from Ps. 41.0 million during fiscal year 2004 to Ps. 82.1 million during fiscal year 2005.

Operating income from leases and services increased Ps. 33.6 million, from Ps. 35.7 million during fiscal year 2004 to Ps. 69.3 million during fiscal year 2005.

Operating income from credit card operations increased Ps. 8.3 million, from Ps. 3.8 million during fiscal year 2004 to Ps. 12.1 million during fiscal year 2005.

Operating loss from others segment increased Ps. 0.3 million, from Ps. 0.1 million during fiscal year 2004 to Ps. 0.4 million during fiscal year 2005.

Operating income, as a percentage of our total revenues, increased from 28.6% during fiscal year 2004 to 35.7% during fiscal year 2005.

Operating income from leases and services as a percentage of our total revenues, increased from 31.5% during fiscal year 2004 to 41.8% during fiscal year 2005.

Operating income from credit card operations as a percentage of our total revenues from credit card operations, increased from 12.6% during fiscal year 2004 to 18.8% during fiscal year 2005.

Operating loss from others segment as a percentage of our total revenues from others segment, increased from 188.8% during fiscal year 2004 to 305.0% during fiscal year 2005.

Equity loss from related companies

The result arising from our share in other companies registered a Ps. 0.4 million improvement, from a loss of Ps. 1.1 million during fiscal year 2004 to a loss of Ps. 0.7 million during fiscal year 2005, mainly due to: (i) a decrease in the loss from E-Commerce Latina S.A. in which we share an interest of 50%; and (ii) the consolidation of Mendoza Plaza Shopping as from October 2004 as a consequence of our acquisition of an additional 49.9% ownership interest.

Amortization of goodwill

The amortization of goodwill did not change from the previous fiscal year, amounting to Ps. 4.8 million for 2004 and for 2005. Such amount represents the amortization of the goodwill generated by the acquisition of Shopping Alto Palermo S.A., Fibesa S.A. and Tarshop S.A.

Financial results, net

Financial results, net decreased Ps. 4.9 million, from an income of Ps. 7.3 million during fiscal year 2004 to an income of Ps. 2.4 million during fiscal year 2005.

Financial results generated by assets decreased Ps 12.4 million, from an income of Ps. 30.6 million during fiscal year 2004 to an income of Ps. 18.2 million during fiscal year 2005, mainly due to a higher recovery recorded during fiscal year 2004 in the allowance for impairment of long-lived assets.

Financial results decreased by Ps. 7.4 million, from a loss of Ps. 23.2 million during fiscal year 2004 to a loss of Ps. 15.8 million during fiscal year 2005. This decrease was mainly attributed to: (i) a lesser charge for interest with affiliated companies and other related parties of Ps. 12 million mainly resulting from the Argentine peso appreciation vs. the US dollar of 2.4%, taking into account that during year 2004 the value of the foreign currency had an inverse performance by depreciating 5.6%. Such appraisal produces a positive impact on our US$ debt for convertible notes, the majority of which is held by our main shareholders; (ii) less income of Ps. 6.0 million recorded in year 2005 in connection with derivative financial instruments cancelled in April 2005; (iii) a larger income of Ps. 2.1 million originated during fiscal year 2005 mainly due to the cancellation with discount of financial loans owed by Mendoza Plaza Shopping S.A.; (iv) a decrease of the financial expenses of Ps. 0.9 million primarily due to less indebtedness originated after the repurchase and cancellation of Negotiable Obligations and the capitalization of interest allocated to the development of Alto Rosario, that were partially offset by the inclusion of the financing expenses of Mendoza Plaza Shopping S.A. and charges arising from the new loans taken by the Company. We would like to mention that these new loans accrue a lower rate of interest if compared with the loans previously cancelled during the year.

Other expense, net

Other expense, net increased Ps. 1.4 million, from Ps 6.6 million during fiscal year 2004 to Ps. 8.0 million during fiscal year 2005, mainly due to: (i) an increase of donations of Ps. 1.6 million; (ii) a loss of Ps. 1.5 million related to the tax on personal assets of shareholders, as a consequence of the board of directors´ decision of not transferring such tax; partially offset by: (iii) the non-existence of negative results for the rejection of a gross income tax exemption on construction for Ps. 2.1 million that were recorded in fiscal year 2004.

Income before taxes and minority interest

As a result of the factors described above, income before taxes and minority interest registered a Ps. 35.2 million increase from Ps. 35.7 million during fiscal year 2004 to Ps. 70.9 million during fiscal year 2005.

Income tax

The income tax charge increased Ps. 17.3 million, from Ps. 16.3 million during fiscal year 2004 to Ps. 33.6 million during fiscal year 2005. The effective tax rate for fiscal year 2005 was 47% and 46% for fiscal year 2004. The effective rate differs from the statutory tax rate mainly due to non deductible amortization and depreciation charges originated by inflation accounting. We record income taxes using the deferred tax method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes as prescribed by Argentine GAAP.

Minority interest

Minority interest registered a Ps. 3.4 million decrease, from a loss of Ps. 0.6 million during fiscal year 2004 to a loss of Ps. 4.0 million during fiscal year 2005. This increase was mainly due to the consolidation of the nine-month period results of Mendoza Plaza Shopping S.A. and an increase in the income registered by our subsidiary Tarshop S.A.

Net income

As a result of the factors explained above, net income increased Ps. 14.4 million, from Ps. 18.8 million during fiscal year 2004 to Ps. 33.3 million during fiscal year 2005.

Fiscal Year 2004 as compared to Fiscal Year 2003

Revenues

Revenues increased by 25.4%, from Ps. 114.2 million during fiscal year 2003 to Ps. 143.3 million during fiscal year 2004. Total revenues includes intersegment eliminations from lease revenues and expenses of Ps. 0.3 million during fiscal year 2003 and fiscal year 2004.

Leases and services revenues registered a 26.5% increase from Ps. 89.4 million during fiscal year 2003 to Ps. 113.2 million during fiscal year 2004. The economic recovery that began last year is generating an increase in our tenant’s sales which is reflected in increases in the occupancy rates, rental incomes and admission fees of our shopping centers. The occupancy rate of our shopping centers increased from 95.8 % as of June 30, 2003 to 98.8% as of June 30, 2004.

Revenues from credit card operation increased by 20.5% from Ps. 24.9 million during fiscal year 2003 to Ps. 30.0 million during fiscal year 2004. The increased revenue from credit card operation recorded by Tarjeta Shopping was due to the growth of our customer portfolio, our sales and the number of cardholders, all driven by the economic recovery that has taken place during the year.

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

Costs

Total costs increased by 6.5%, from Ps. 67.6 million during fiscal year 2003 to Ps. 72.0 million during fiscal year 2004. Total costs includes intersegment eliminations from: (i) lease revenues and expenses of Ps. 0.3 million during fiscal year 2003 and fiscal year 2004, and (ii) interest expense generated by loans used to fund credit card activity of Ps. 1.9 million during fiscal year 2003 and Ps. 1.6 million during fiscal year 2004.

Leases and services costs increased by 3.0%, from Ps. 58.2 million during fiscal year 2003 to Ps. 60.0 million during fiscal year 2004. This increase was mainly due to: (i) the higher cost of car parking of Ps. 0.9 million resulting from increases in the number of personnel and security and cleaning costs, (ii) an increased depreciation and amortization charge of Ps. 0.6 million, (iii) an increase in maintenance and repair costs of Ps.

0.2 million due to the renovations made to the areas to be leased, and (iv) an increase in condominium expenses not recovered of Ps. 0.1 million because of the decision not to pass on the total amount of the increase in shared expenses to our tenants.

The cost of credit card operations increased by 31.1% from Ps. 10.5 million in fiscal year 2003 to Ps. 13.8 million in fiscal year 2004. This increase was mainly due to (i) the increased level of business reflected in an increase in our portfolio, and (ii) the expansion that took place during the year, which included increasing personnel in the areas of customer and store service and adapting the telephone assistance centers to new customer volumes.

Cost from others segment decreased by 97.2%, from Ps. 1.0 million in fiscal year 2003 to Ps.0.03 million in fiscal year 2004, mainly due to fact that no properties were sold during the year.

Gross Profit

Due to the factors mentioned above, gross profit increased by 52.8%, from Ps. 46.6 million for fiscal year 2003 to Ps. 71.3 million for fiscal year 2004. Total gross profit includes intersegment eliminations of Ps. 1.9 million during fiscal year 2003 and Ps. 1.6 million during fiscal year 2004.

Gross profit, calculated in terms of total revenues percentage, increased from 40.8% during fiscal year 2003 to 49.7% during fiscal year 2004.

Gross profit from leases and services, calculated in terms of leases and services revenues percentage, increased from 34.5% during fiscal year 2003 to 47.1% during fiscal year 2004. Credit card operations gross profit, calculated as a percentage of revenues from credit card operations, fell from 57.7% during fiscal year 2003 to 54.0% during fiscal year 2004. Gross profit (loss) from others segment, calculated as a percentage of others revenues, decreased from (52.9) % during fiscal year 2003 to 55.7% during fiscal year 2004.

Selling expenses

Selling expenses registered a 44.1% decrease, from Ps. 17.6 million in fiscal year 2003 to Ps. 9.8 million in fiscal year 2004. Total selling expenses includes intersegment eliminations of Ps. 0.3 during fiscal year 2004.

Selling expenses from leases and services decreased by 28.5%, from Ps. 7.3 million during fiscal year 2003 to Ps. 5.2 million during fiscal year 2004. This decrease was mainly due to a variation in the allowance for doubtful accounts, from a Ps. 2.4 million charge during fiscal year 2003 to a recovery of Ps. 1.3 million during fiscal year 2004, as a result of the improved collection activities by our shopping centers. In addition, this reduction was partially offset by (i) an increase in the gross revenue tax charge of 27.9%, from Ps.3.3 million during fiscal 2003 to Ps. 4.3 million during 2004, from a similar increase in our revenues, and (ii) an 80.0% increase in the cost of personnel, from Ps. 1.2 million during fiscal year 2003 to Ps. 2.1 million during fiscal year 2004.

Selling expenses from credit card operations decreased by 55.9%, from Ps. 10.2 million during fiscal year 2003 to Ps. 4.5 million during fiscal year 2004. This decrease was mainly due to a reduction in the allowance for doubtful accounts charge by 97.1%, from Ps. 8.0 million during fiscal year 2003 to Ps. 0.2 million during fiscal year 2004, partially offset by (i) a 106.8% increase in advertising expenses, from Ps. 1.3 million during fiscal year 2003 to Ps. 2.6 million in fiscal year 2004 and (ii) an increase in the gross revenue tax charge of 62.2%, from Ps.1.0 million during fiscal 2003 to Ps. 1.7 million during 2004. The abovementioned variations yearly are due to the increase in the level of credit card operations activity.

Selling expenses from others segment did not change significantly from the previous fiscal year.

Selling expenses, calculated in terms of total revenues percentage decreased from 15.4% during fiscal year 2003 to 6.9% during fiscal year 2004.

Selling expenses from leases and services, calculated in terms of revenues from leases and services percentage, decreased from 8.1% during fiscal year 2003 to 4.6% during fiscal year 2004.

Selling expenses from credit card operations, calculated in terms of revenues from credit card operations percentage, decreased from 41.1% during fiscal year 2003 to 15% during fiscal year 2004.

Selling expenses from others segment, calculated in terms of revenues from others segment percentage, increased from 14.7% during fiscal year 2003 to 197.2% during fiscal year 2004.

Administrative expenses

Administrative expenses increased by 13.7% from Ps. 18.2 million during fiscal year 2003 to Ps. 20.7 million during fiscal year 2004.

Administrative expenses from leases and services did not change significantly, registering a 1.5% increase from Ps. 12.3 million during fiscal year 2003 to Ps. 12.5 million during fiscal year 2004.

Administrative expenses from credit card operations, increased by 39% from Ps. 5.9 million during fiscal year 2003 to Ps. 8.2 million during fiscal year 2004, due to an increase in salaries, bonuses and social security contributions of Ps. 1.5 million and fees and payments for services of Ps. 0.4 million.

Administrative expenses from others segment, did not vary significantly from the previous fiscal year.

Administrative expenses, calculated as a percentage of total revenues, decreased from 16.0% during fiscal year 2003 to 14.5% during fiscal year 2004.

Administrative expenses from leases and servicies, calculated as a percentage of leases and services revenues, decreased from 13.8% during fiscal year 2003 to 11% during fiscal year 2004.

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

Operating income

As a result of the factors mentioned above, operating income increased by Ps. 34.2 million, from Ps. 6.8 million during fiscal year 2003 to Ps. 41.0 million during fiscal year 2004.

Operating income from leases and services increased by 220.9%, from Ps. 11.1 million during fiscal year 2003 to Ps. 35.7 million during fiscal year 2004.

Operating (loss) income from credit card operations increased by Ps. 9.6 million, from Ps. (5.8) million during fiscal year 2003 to Ps. 3.8 million during fiscal year 2004.

Operating loss from others segment decreased by 26.8% , from Ps. 0.5 million during fiscal year 2003 to Ps. 0.1 million during fiscal year 2004.

Operating income, measured in terms of total revenues increased from 5.9% during fiscal year 2003 to 28.6% during fiscal year 2004.

Operating income from leases and services, measured in terms of revenues, increased from 13.3% during fiscal year 2003 to 31.5% during fiscal year 2004.

Operating (loss) income from credit card operations, measured in terms of revenues from credit card operations, increased from (23.3%) during fiscal year 2003 to 12.6% during fiscal year 2004.

Operating loss from others segment measured in terms of revenues from others segment, increased from 68.9% during fiscal year 2003 to 188.8% during fiscal year 2004.

Equity loss from related companies

The loss from our share in other companies registered a Ps. 11.0 million decrease, from a loss of Ps. 12.1 million during fiscal year 2003 to a loss of Ps. 1.1 million during fiscal year 2004, mainly due to: (i) a decrease of Ps. 1.8 million in the loss from E-Commerce Latina S.A. in which we share an interest of 50%; and (ii) a decrease of Ps. 9.2 million in the loss from Mendoza Plaza Shopping (formerly Perez Cuesta S.A.C.I.) in which we shared an interest of 18.9%.

Amortization of goodwill

The amortization of goodwill did not change from the previous fiscal year, amounting to Ps. 4.8 million for 2003 and for 2004. These results reflect the amortization of goodwill from the acquisition of Fibesa S.A., Tarshop S.A. and Shopping Alto Palermo S.A.

Financial results, net

Financial results, net registered a Ps. 111.3 million decrease from Ps. 118.6 million gain during fiscal year 2003 to a Ps. 7.3 million gain during fiscal year 2004.

Financial Results generated by assets increased by Ps. 26.4 million from a gain of Ps. 4.2 million in fiscal year 2003 to a gain of Ps. 30.6 million during fiscal year 2004, mainly due to (i) the higher recovery of a portion of the impairment on the value of our long-lived assets of Ps. 15.2 million, and (ii) the lack of any loss from exposure to inflation of our monetary assets, which during fiscal year 2005 generated a loss of Ps. 12.1 million. These factors were partially offset by lower interest income of Ps. 0.9 million.

Financial Results generated by liabilities decreased by Ps. 137.7 million from a gain of Ps. 114.5 million during fiscal year 2003, to a loss of Ps. 23.2 million for fiscal year 2004. This decrease was mainly attributed to (i) lower results from interest expenses exchange differences and derivatives of Ps. 126.0 million because of the 5.6% depreciation of the Peso against the Dollar, from Ps. 2.8 as of June 30, 2003 to Ps. 2.958 as of June 30, 2004, noting that in fiscal year 2003 the currency moved in the opposite direction, appreciating 26%. This depreciation had a negative impact on our debt in Dollars and the value of the interest rate swap, (ii) the results from debt redemption which decreased Ps. 5.9 million, from an income of Ps. 6.7 million during fiscal year 2003 to an income of Ps. 0.8 million during fiscal year 2004, and (iii) the lack of any gain from the exposure to inflation of our monetary liabilities, which during fiscal year 2003 generated a gain of Ps. 5.7 million.

Other (expense) income, net

Other (expense) income, net decreased from Ps. 13.3 million gain during fiscal year 2003 to a Ps. 6.6 million loss during fiscal year 2004, mainly due to (i) the absence of any results from debt redemption, which for fiscal year 2003 generated a gain of Ps. 13.0 million, (ii) the rejection of an exemption from gross sales tax on construction which generated a loss of Ps. 2.1 million, and (iii) the lack of any income from the sale of intangible assets, which for fiscal year 2003 generated a profit of Ps. 2.1 million.

Income before taxes and minority interest

As a result of the factors described above, income before taxes and minority interest registered a Ps. 86.1 million decrease from Ps. 121.8 million during fiscal year 2003 to Ps. 35.7 million during fiscal year 2004.

Income tax

The income tax charge decreased by Ps. 30.5 million, from Ps. 46.8 million for fiscal year 2003 to Ps.16.3 million for fiscal year 2004. The effective tax rates for fiscal years 2005 and 2004 were 47% and 46%, respectively. These effective rates differ from the statutory tax rate mainly due to non-deductibe amortization and depreciation charges originated by inflation accounting. We record income taxes using the deferred tax method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes as prescribed by Argentine GAAP.

Minority interest

Minority interest registered a Ps. 2.9 million decrease, from a Ps. 2.3 million gain during fiscal year 2003 to a Ps. 0.6 million loss during fiscal year 2004.

Net income

As a result of the factors explained above, net income decreased Ps. 58.5 million, from Ps. 77.4 million for fiscal year 2003 to Ps. 18.8 million for fiscal year 2004.

B. Liquidity and Capital Resources

Our main liquidity and capital resources requirements include:

•	the acquisition of shopping centers;

•	the development of new shopping centers;

•	the improvement of existing shopping centers;

•	the development of residential properties for sale;

•	working capital needs; and

•	the maintenance of cash and other liquid assets to enable us to take advantage of the acquisition and development opportunities as they arise.

As of June 30, 2005, we had cash and cash equivalents totaling Ps. 49.7 million, a 27% decrease from Ps. 68.3 million held as of June 30, 2004, primarily due to increases in cash used in investing and financing activities of Ps. 41.8 million and Ps. 31.6 million, respectively, partially offset by an increase in cash provided by operating activities of Ps. 14.8 million.

During the year ended June 30, 2005 we repurchased Ps. 13.7 million of our Ps. 120 million Senior Notes (issued on January 18, 2001) and paid the balance of Ps. 3.8 million at their maturity. Additionally, we redeemed Ps. 1.2 million of our Ps. 85 million Notes (issued on April 7, 2000) and paid the balance of Ps. 48.4 million at their maturity. In order to cancel the balance of the Notes, on April 5, 2005 we took a syndicated loan for Ps. 50 million with Banco Rio de la Plata and Bank Boston N.A.

During the year ended June 30, 2005 we obtained a US$ 11 million loan from Deutsche Bank S.A. and proceeds from this loan were used to settle the debt owed by our subsidiary Mendoza Plaza Shopping with Banco de Chile and HSBC. On May 31, 2005 the shareholders of Mendoza Plaza Shopping approved the conversion of this debt, totaling Ps. 36.1 million, into common shares. As a result of this transaction, we increased our ownership interest in Mendoza Plaza Shopping from 68.8% to 85.4%.

Net Cash from Operating Activities

Our operating activities resulted in a net cash generation of Ps. 94.4 million and Ps. 79.6 million for fiscal years 2005 and 2004, respectively. Net cash generated by operations during the fiscal year 2005 increased by Ps. 14.8 million as compared to fiscal year 2004, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 48.4 million and an increase in customer advances of Ps. 15.0 million, partially offset by increases in accounts receivable and other receivables and prepaid expenses totaling Ps. 44.2 million and a decrease in accrued interest of Ps. 7.7 million.

Our operating activities resulted in a net cash generation of Ps. 79.6 million and Ps. 42.9 million for fiscal years 2004 and 2003, respectively. Net cash generated by operations during the fiscal year 2004 increased by Ps. 36.7 million as compared to fiscal year 2003, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilitiesof Ps. 27.9 million and increases in trade accounts payable and customer advances of Ps. 22.7 million, partially offset by decreases in accrued interest and other liabilities totaling Ps. 10.5 million.

Net Cash Used in Investing Activities

The net cash used in investing activities was Ps. 60.8 million and Ps. 19.0 million for fiscal years 2005 and 2004, respectively. The increase in net cash used in investing activities was primarily the result of: (i) the increase in cash used for the construction of Alto Rosario Shopping and for the acquisition of other fixed assets amounting to Ps. 50.6 million during fiscal year 2005 as compared to Ps. 21.7 million during fiscal year 2004, and (ii) Ps. 4.2 million (US$ 1.77 million corresponding to the first installment, net of cash acquired) related to the acquisition of 49.9% of the capital stock of Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.). We acquired Mendoza Plaza Shopping S.A. for a total amount of US$ 5.3 million, of which US$ 1.77 million was paid on December 2, 2004 and the remaining balance will be paid in two equal annual installments of US$ 1.77 million each beginning on September 29, 2005.

The net cash used in investing activities was Ps. 19.0 million and Ps. 3.3 million for fiscal years 2004 and 2003, respectively. The increase in net cash used in investing activities was primarily the result of the increase in cash used for the construction of Alto Rosario Shopping and for the acquisition of other fixed assets that amounted to Ps. 21.7 million in fiscal years 2004 as compared to Ps. 2.4 million in 2003.

Net Cash Used in/ Provided by Financing Activities

The net cash used in financing activities was Ps. 52.2 million for fiscal year 2005, primarily due to the payment of debts of Ps. 133.3 million and the payment of dividends of Ps. 18.4 million, partially offset by cash inflows of Ps. 99.5 million as a result of new loans and the settlement of the swap agreement.

The net cash used in financing activities was Ps. 20.6 million for fiscal year 2004, mainly due to the payment of debts of Ps. 10.9 million and the payment of dividends of Ps. 10.0 million, partially offset by cash inflows of Ps. 0.3 million as a result of new loans.

The net cash used in financing activities was Ps. 27.7 million during fiscal year 2003, mainly generated by the use of cash for the repurchase of debt of Ps. 78.4 million and the payment of short-term and long-term debt of Ps. 17.0 million, partially offset by proceeds from new debt of Ps. 67.9 million.

Our working capital and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or selective asset sales.

Our Indebtedness

On January 18, 2001, we issued US$ 120.0 million of secured Senior Notes (the “Senior Notes”) due on January 13, 2005 in three classes: (i) US$ 40.0 million of Class A-2 notes due January 13, 2005, at a corrected Badlar interest rate plus 395 basis points; (ii) US$ 5.0 million of Class B-1 notes, which we issued together with our wholly-owned subsidiary SAPSA, and which are due on January 13, 2005, at a 90-day LIBOR plus 475 basis points, and (iii) US$ 75.0 million of Class B-2 notes, which we issued together with SAPSA, maturing at various dates through January 13, 2005, at a corrected Badlar rate plus 395 basis points. The proceeds from this issuance were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts. The proceeds from the issuance of the Senior Notes were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts. Pursuant to Decree N° 214, debts in U.S. dollars in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and adjusted based on the Coeficiente de Estabilización de Referencia (CER). In addition, a fixed interest rate between 6% and 8% was established by the Argentine Central Bank for debts converted to pesos. By June 30, 2005 we had fully paid the Senior Notes. During fiscal years 2001, 2002, 2003, 2004 and 2005 we repurchased and/or made principal payments at their maturity amounting to Ps. 2.5 million, Ps. 11.3 million, Ps. 85.4 million, Ps. 3.3 million and Ps. 17.5 million, respectively. The Senior Notes were collateralized by a pledge on the shares of our subsidiary SAPSA and included various restrictive covenants, which among other things required us to maintain certain financial ratios.

On April 7, 2000, we issued Ps. 85.0 million 14.875% unsecured notes due April 7, 2005 (the “Notes”). Proceeds from this issuance were used to repay outstanding bridge financing. The Notes included various restrictive covenants, which among other things required us to maintain certain financial ratios. During the years ended June 30, 2001, 2002, 2003 and 2005, we redeemed Ps. 18.1 million, Ps. 15.5 million, Ps. 1.8 million and Ps. 1.2 million of the Notes, respectively, at different prices below par plus accrued interest. On April 7, 2005 we paid the balance of the Notes amounting to Ps. 48.4 million.

In order to cancel the balance of the Notes, on April 5, 2005 we tookout a syndicated loan for Ps. 50 million with Banco Rio de la Plata and Bank Boston N.A. This loan will be amortized in four equal and consecutive semiannual installments of Ps. 12.5 million beginning October 5, 2005. The syndicated loan accrues interest at a fixed rate of 7.875% during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year. The terms and conditions of the syndicated loan include various restrictive covenants, which among other things require us to maintain certain financial ratios. As of June 30, 2005 we amply met our financial covenants. On July 5, 2005 we paid the first interest installment of this loan.

In connection with the issuance of the Notes, we entered into an interest rate swap agreement with Morgan Guaranty Trust to reduce the related financing costs of the Notes. Pursuant to this agreement we had converted our peso-denominated fixed-rate debt (Notes) to peso-denominated floating-rate debt. This swap agreement initially allowed us to reduce the net cost of our debt. However, subsequent to June 30, 2001, we modified the swap agreement due to an increase in interest rates as a result of the economic situation prevailing at that moment in Argentina. Under the terms of the revised agreement, we converted our peso-denominated fixed rate debt (Notes) to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005. As collateral for the revised agreement, we were required to make a deposit of US$ 50.0 million with the counterparty. As a result of the devaluation of the Argentine peso, we recorded net losses totalling US$ 45.0 million in connection with the swap agreement. On April 1, 2005, the swap agreement became due and as a result we collected US$ 5.5 million in cash (including US$ 0.5 million of interest on the collateral deposit). This amount represents the net amount of the collateral deposit (including interest) and the amount payable for the swap agreement at its maturity.

In order to finance the US$ 50 million collateral deposit and the subsequent transactions related to the swap, we entered into loan agreements with IRSA and Parque Arauco. As of June 30, 2002 our debt with IRSA and Parque Arauco under those loan agreements amounted to Ps. 45.6 million and Ps. 22.9 million respectively. In addition, between May and July 2002, IRSA and Parque Arauco granted to us loans for US$ 10.1 million and US$ 4.9 million respectively. The annual interest rate for such loans was 10%. The funds obtained under these loans have been used to fully cancel our short-term bank debt for the total amount of Ps. 43.8 million plus the accrued CER adjustment. On February 17, 2003, we entered into a repurchase agreement (the “Repurchase Agreement”) with IRSA and Parque Arauco in which each company granted to us loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the Repurchase Agreement, we made a collateral deposit of Ps. 15.5 million Senior Notes with IRSA and other of Ps. 7.8 million Senior Notes with Parque Arauco. On November 5, 2004, we agreed to repurchase on January 7, 2005 the securities at a price of Ps. 5.1 million and Ps. 2.6 million from IRSA and Parque Arauco, respectively. The amounts we owed under the loans which were granted to us from IRSA and Parque Arauco, were used by IRSA and Parque Arauco to partially subscribe our offering of US$ 50.0 million Convertible Notes on August 20, 2002 (the “Convertible Notes”). IRSA and Parque Arauco subscribed for US$ 27.2 million and US$ 15.2 million respectively of our Convertible Notes.

On August 20, 2002 we issued US$ 50 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities with our shareholders. Raymond James Argentina Sociedad de Bolsa S.A. acted as subscription and placement agent and the offer was subscribed in full. Proceeds from the issuance of Convertible Notes were used to repay short-term bank loans for Ps. 27.3 million and for the redemption of the Senior Notes for a principal amount of Ps. 52.8 million. The Convertible Notes mature on July 19, 2006, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares. During fiscal years 2005 and 2004, holders of approximately US$ 2.72 million of our Convertible Notes exercised their conversion rights and, as a result, we issued 52,741,380 and 22,852,510 common shares, respectively. By November 30, 2005 the outstanding balance of our Convertible Notes amounted to US$ 47.3 million. In the event all the bondholders exercise their conversion rights, our common shares would increase from 780.4 million (Ps. 78.0 million) to 2,239.7 million (Ps. 224.0 million).

On September 29, 2004, we entered into a purchase agreement pursuant to which we acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.) for US$ 5.3 million. The Company paid US$ 1.77 million on December 2, 2004 and the remaining balance will be paid in two equal annual installments of US$ 1.77 million each beginning on September 29, 2005. We also entered into the following contracts in connection with debt owed by Mendoza Plaza Shopping:

•	Put option with Banco de Chile S.A. (“Banco de Chile”), whereby Banco de Chile was entitled, although not obliged, to assign to us two defaulted credit agreements amounting to US$ 18 million originally granted to Mendoza Plaza Shopping. As a result of the economic measures issued in Argentina in 2002, these financial agreements had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed based on the reference stabilization index (CER). On March 30, 2005 Banco de Chile executed the put option, transferring all the rights of the above mentioned credit facilities to us in exchange for US$ 8.5 million (Ps. 24.8 million).

•	Call option with HSBC Bank Argentina S.A. (“HSBC”), whereby we were entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. was obliged to transfer, a defaulted loan agreement originally granted to Mendoza Plaza Shopping amounting to US$ 7.0 million. As a result of the economic measures issued in Argentina in 2002, this financial agreement had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed by the reference stabilization index (CER). On March 29, 2005 we transferred the purchase option to Mendoza Plaza Shopping, which exercised the option paying Ps. 6.8 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million net of rental fees collected by HSBC Bank Argentina S.A. as guarantee amounting to Ps. 0.4 million). This cash payment was funded through a loan granted by us.

We also entered into an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping, pursuant to which, among other things, Falabella has the irrevocable right to sell to us (put option) its ownership interest in Mendoza Plaza Shopping for a total consideration of US$ 3.0 million. The put option can be exercised until the last business day of October 2008. At the date of issuance of this annual report, Falabella has not exercised the put option.

On May 31, 2005 the shareholders of Mendoza Plaza Shopping approved the conversion of debt owed to APSA totaling Ps. 36.1 million into common shares. As a result of this transaction, we increased our ownership interest in Mendoza Plaza Shopping from 68.8% to 85.4%.

On March 4, 2005 Deutsche Bank S.A. granted us an US$ 11 million loan, of which US$ 5 million were repaid by the Company on April 4, 2005 with proceeds received in connection with the settlement of the swap agreement. The balance of the loan will be amortized in two equal installments on February 1, 2006 and August 1, 2006. The loan accrues interest at LIBOR plus 3.25%. Proceeds from this loan were used to settle the debt owed by Mendoza Plaza Shopping as a result of the exercise of the put option with Banco de Chile and the call option with HSBC.

The following table shows our significant outstanding debt as of June 30, 2005 (accrued interest not included):

	Debt Outstanding on June 30, 2005		Interest Rate		Maturity
	Ps.	U.S.$(2)
	(million)	(million)
Deutsche Bank Loan	17.3	6.0	Libor + 3.25%		August 2006
Syndicated Loan	50.0	17.3	7.875	%(1)	April 2007
Subtotal	67.3	23.3
Convertible Notes	136.5	47.3	10%		July 2006
Total Debt	203.8	70.7

(1)	Adjusted Encuesta Rate plus 3% for the second year

(2)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 2005 which was Ps. 2.887 per US$1.0. We make no representation that the Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.

Our capital expenditures

Fiscal year 2005

During fiscal year 2005 we invested approximately Ps. 54.8 million in capital expenditures, Ps. 50.6 million were related to the development of Alto Rosario and improvements of our shopping center properties, and Ps. 4.2 million (US$ 1.77 million corresponding to the first installment, net of cash acquired) related to the acquisition of 49.9% of the capital stock of Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.). We acquired Mendoza Plaza Shopping S.A. for a total amount of US$ 5.3 million, of which US$ 1.77 million was paid on December 2, 2004 and the remaining balance will be paid in two equal annual installments of US$ 1.77 million each beginning on September 29, 2005.

Fiscal year 2004

During fiscal year 2004 we invested approximately Ps. 21.7 million in capital expenditures, related to the development of Alto Rosario Shopping and improvements of other shopping center properties.

Fiscal year 2003

During fiscal year 2003 we invested approximately Ps. 2.4 million in capital expenditures in improvements of our shopping center properties.

Agreement for Shared Corporate Services with IRSA and APSA

In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented on June 30, 2003 by the Company, APSA and IRSA (the “Parties”). This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party.

On the basis of this program, the Parties entered into the Exchange of Operating Services Agreement on June 30, 2004, a two-year agreement by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each Party’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each party will continue to maintain separate assets and liabilities.

Alejandro Gustavo Elsztain is the General Coordinator of the program. The main duties for the project for implementation shall consist of (a) monitoring the project’s implementation in accordance with the agreement; (b) reviewing the billing report on a monthly basis to analyze and check it against the provisions of the Agreement, and, in the event of discrepancies or deviations, preparing a report to submit for the consideration of the General Coordinator, and by each Party’s boards of directors and (c) assessing, on a permanent basis, the results derived from the project’s implementation and proposing to the General Coordinator changes in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

In the future and in order to continue our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with IRSA and APSA. Our chairman is also chairman of IRSA and APSA and our vice-chairman is also vice-chairman of IRSA and APSA. We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties.

The Share Services Agreement has been reported in a report on Form 6K dated July 1, 2004

C. Research and Development, Patents and Licenses, etc.

This section is not applicable.

D. Trend Information

The Shopping Center industry in Argentina has been benefited from the recovery of the economy. Our revenues increased by 60.7%, from Ps. 143.3 million during fiscal year 2004 to Ps. 230.2 million during fiscal year 2005 due to a 46.2% increase in leases and services revenues (from Ps. 113.4 million to Ps. 165.8 million) and a 114.9% increase in revenues from credit card operations (from Ps. 30.0 million to Ps. 64.6 million). Revenues from the others segment did not vary significantly and recorded amounts of Ps. 0.1 million in both fiscal years.

The occupancy of our Shopping centers has been one of the ratios that we have been able to maintain in almost optimum levels during fiscal year 2005. GLA percentage occupied as of June 30 was 98.4%. The drop in the vacancy level in our Shopping Centers reflects an increase in demand as a result of our excellent commercial offering, and the ability of our commercial department to properly manage this growth in demand from potential tenants.

Tarshop S.A., our credit card subsidiary, showed good results which were reflected in the substantial growth of its credit portfolio, which amounted to Ps. 204.1 million as of June 30, 2005 as compared to Ps. 92.0 million as of June 30, 2004. In addition, the amount of sales and the number of credit card holders increased 88.5% and 88.0%, respectively, while short and medium term delinquency rates were maintained at historically low levels. We expanded our operations in the interior of the country, where our performance was highly satisfactory, and decided to expand into other densely populated cities.

Costs increased by 27.6% from Ps. 72.0 million during fiscal year 2004 to Ps. 91.8 million during fiscal year 2005.

Leases and services costs increased by 14.2%, from Ps. 60.0 million during fiscal year 2004 to Ps. 68.5 million during fiscal year 2005. This increase was mainly due to: (i) the costs related to the opening of Alto

Rosario Shopping, which amounted to Ps. 4.9 million; and (ii) the consolidation of Mendoza Plaza Shopping’s costs for nine months totaling Ps. 3.2 million. The costs which varied were amortization charges and non-recovered general expenses. The cost of credit card operations increased by 77.1%, from Ps. 13.8 million during fiscal year 2004 to Ps. 24.5 million during fiscal year 2005. This increase was mainly due to: (i) an increase of the cost of in salaries and social security charges of Ps. 3.6 million, (ii) an increase of taxes, duties and contributions of Ps. 1.5 million resulting from the expansion and opening of new branches; (iii) an increase of commissions and interest charges of Ps. 2.3 million; and (iv) an increase of fees and services expenses of Ps. 1.6 million altogether related to the issue of a new series of Financial Trusts.

Our performance enabled us to distinguish ourselves from our competitors in the shopping center market in the City of Buenos Aires and the greater Buenos Aires area, while maintaining the efficiency gap obtained over the past fiscal year. For the twelve-month period ended June 30, 2005 our tenants sold an average of Ps. 11,309 per square meter, 87% more than our competitors, in the City of Buenos Aires and the greater Buenos Aires area. Our competitors’ sales per square meter are determined by calculating the difference between total square meters of gross leasable area, in the City of Buenos Aires and greater Buenos Aires area, and the square meters of our gross leasable area. Our tenants’ sales increased 33.4% to Ps. 1,697.9 million during this period in comparison with the Ps. 1,272.6 million reached during fiscal year 2004.

Due to the increased activity in the retail sector, we have been able to negotiate more favorable leasing conditions with our new tenants and the existing tenants upon renewal.

During fiscal year 2005 we maintained our leading position in the shopping center market, holding 42.7% of the gross leasable area available in the City of Buenos Aires and the greater Buenos Aires area. We are an important channel for positioning first-line brands and high impact promotions.

Favorable macroeconomic conditions, allowed us to focus on our core business and to execute some of our projects. In November 2004, we inaugurated the first stage of Alto Rosario Shopping with a 98% occupancy rate. The shopping center offers top quality entertainment areas and services.

We plan to remodel Alto Avellaneda in 2006. We intend to improve its image with a new façade, larger floor area, new cinema screens, new entrances and a renovated parking area.

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

Although we expect the positive economic trends to continue, we cannot assure this will happen. Our business is largely affected by economic downturns. Any decrease in investment and consumption decisions could cause a reduction in retail sales, sales of real estate and commercial space.

E. Off-Balance Sheet Arrangements

There are no transactions, agreements or other contractual agreements involving an unconsolidated entity that are not currently reflected in our consolidated balance sheet.

However, we have ongoing revolving period securitization programs through which our consolidated subsidiary Tarshop transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors. Under the securitization programs, the Trust issues two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid.

At the time of the securitization, Tarshop transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in our consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in our consolidated balance sheets. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results from the sale of receivables are reported as a component of “Net income (loss) in credit card trust” in our consolidated income statements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth contractual obligations as of June 30, 2005 in thousands of Pesos:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt	53,373.8	176,583.4	288.7	—	230,245.9
Purchase obligations	971.6	1,851.2	19.4	—	2,842.2
Other long-term obligations	226.0	347.9	397.6	1,085.5	2,057.0

Total (1)	54,571.4	178,782.5	705.7	1,085.5	235,145.1

(1)	Includes our main financial and related parties debts, foreign suppliers and tax amnesty plan for gross sales tax payable.

G. Safe Harbor

This item is not applicable.

ITEM 6.	Directors, Senior Management and Employees

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

The annual ordinary shareholders meeting held last November 29, 2005, decided not to make any changes related to the Board of Directors.

Arrangement among Major Shareholders

On November 18, 1997 we and our major shareholders, IRSA and Parque Arauco, entered into an Agreement, which is still in effect, pursuant to which we agreed that:

•	the number of directors of our Board of Directors will be ten;

•	the directors are appointed pursuant to the shares owned by the shareholders and among the directors elected by IRSA there will be our President and Vice-President;

•	as long as Parque Arauco holds at least 25% of our capital stock and IRSA appoints at least 6 directors, IRSA will use its best efforts in order to vote its shares to appoint as our director a person to be designated by Parque Arauco among the following: José Said, Guillermo Said, or Salvador Said.

Information about Directors

Name and Position	Date of Birth	Occupation in APSA	Date of Current Appointment	Term Expiration	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	2003	2006	1994
Saúl Zang	12/30/1945	Vice-Chairman	2003	2006	2003
Alejandro G. Elsztain	03/31/1966	Executive Vice-Chairman	2003	2006	2003
Daniel R. Elsztain	12/22/1972	Director	2004	2007	2004
Abraham Perelman	04/04/1941	Director	2003	2006	2003
Hernán Büchi Buc	03/06/1949	Director	2003	2006	1996
Fernando A. Elsztain	01/04/1961	Director	2003	2006	1998
Gabriel A.G. Reznik	11/18/1958	Director	2004	2007	2004
José Said Saffie	04/17/1930	Director	2003	2006	1998
Andrés Olivos	05/14/1958	Director	2003	2006	2003
David A. Perednik	11/15/1957	Alternate Director	2003	2006	2003
José D. Eluchans Urenda	08/06/1953	Alternate Director	2003	2006	1998
Leonardo F. Fernández	06/30/1967	Alternate Director	2003	2006	1996
Juan M. Quintana	02/11/1966	Alternate Director	2003	2006	1998
Juan C. Quintana Terán	06/11/1937	Alternate Director	2003	2006	1994
Raimundo Valenzuela Lang	05/21/1960	Alternate Director	2003	2006	1998

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at the University of Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Consultores Asset Management S.A. He is Chairman of the Board of Directors of IRSA, SAPSA, Consultores Asset Management S.A., and Cresud S.A.C.I.F. y A. and Banco de Crédito y Securitización (BACS); Vice-Chairman of Banco Hipotecario S.A., and E-Commerce Latina S.A., among others. Mr. Eduardo S. Elsztain is the brother of Vice-Chairman, Alejandro G. Elsztain and of our Director, Daniel R. Elsztain and is the cousin of the Director, Fernando A. Elsztain.

Saúl Zang. Mr. Zang obtained a degree in law at the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founder partner at the law firm Zang, Bergel & Viñes. He is Second Vice Chairman of the Board of Directors of IRSA and Cresud S.A.C.I.F. y A. and he is also a member of the board of directors of ERSA, Puerto Retiro S.A., Nuevas Fronteras S.A., Cresud S.A.C.I.F. y A., Banco Hipotecario S.A. and Tarshop S.A. and alternate director of the Board Directors of SAPSA.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in Agricultural Engineering from University of Buenos Aires. He is currently President of Tarshop and ERSA, Director of Altocity and Second Vice-Chairman of IRSA and Cresud S.A.C.I.F.y A. Alejandro G. Elsztain is a brother of the Chairman of the Board of Directors, Mr. Eduardo S. Elsztain and of the Director Daniel R. Elsztain and cousin of the Director Fernando A. Elsztain.

Daniel R. Elsztain. Mr. Elsztain graduated in Economic Sciences at the Torcuato Di Tella University and has a Master in Business Administration. He has been the Company’s Commercial Director since 1998. Mr. Elsztain is a brother of the Chairman of the Board of Directors, Mr. Eduardo S. Elsztain, and of the Vice-Chairman, Mr. Alejandro G. Elsztain, and cousin of the Director Fernando A. Elsztain.

Abraham Perelman. Mr. Perelman graduated in Economic Sciences at the University of Buenos Aires. During the last thirty years he was a director of several outstanding companies in areas such as communications, electronics, aviation, farm technology, public services and art. He also was President of ISREX Argentina S.A. He is currently a director of Guanaco Mining Co.

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

Fernando A. Elsztain. Mr. Elsztain studied Architecture at the University of Buenos Aires. He has been the Chief Commercial Officer of IRSA since March 1994. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is a director of IRSA, and Baldovinos S.A.; and alternate director of Banco Hipotecario S.A., among others. Mr. Fernando A. Elsztain is the cousin of our Chairman, Eduardo S. Elsztain and is the cousin of our Director Alejandro G. Elsztain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the University of Buenos Aires. He worked for for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of ERSA, Puerto Retiro S.A., Tarshop S.A. and Fibesa, as well as member of the board of Banco Hipotecario S.A., among others.

José Said Saffie. Mr. Said obtained a degree in law at the University of Chile. He is the President of Banco BBVA of Chile and Parque Arauco S.A.; and director of the Asociación de Bancos e Instituciones Financieras A.G.

Andrés Olivos. Mr. Olivos graduated as a commercial engineer from the University of Chile. He is Managing Director of Parque Arauco S.A. and Constructora y Administradora Uno S.A. and is president of Parque Arauco Argentina S.A.

David A. Perednik. Mr. Perednik graduated as a public accountant from the University of Buenos Aires. He has worked in various companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs, where he acted as Finance Director from 1986 to 1997. Earlier he worked as a senior consultant in the Administration and Systems management of Deloitte & Touche from 1983 until 1986. He currently works as Administrative Director of Cresud S.A.C.I.F.y A. and IRSA.

José D. Eluchans Urenda. Mr. Eluchans Urenda obtained a degree in law at the Pontificia n Catholic University of Chile (Pontificia Universidad Católica de Chile). He is a partner of the Chilean law firm Eluchans and is a permanent advisor to Parque Arauco’s board of directors and an advisor to Banco BHIF’s board of directors.

Leonardo F. Fernández. Mr. Fernández obtained a degree in law at the University of Buenos Aires. He serves as an alternate director on the board of Disco S.A. and Transportadora de Gas del Norte S.A.

Juan M. Quintana. Mr. Quintana obtained a degree in law at the University of Buenos Aires. He is a partner of the law firm Zang, Bergel & Viñes. He is a director of SAPSA and an alternate director of Nuevas Fronteras S.A. and Fibesa. Mr. Juan M. Quintana is the son of our Alternate Director Mr. Juan C. Quintana Terán.

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

Raimundo Valenzuela Lang. Mr. Valenzuela Lang obtained a degree in commercial engineering at the Pontificia n Catholic University of Chile (Pontificia Universidad Católica de Chile) and received a master’s degree in business administration at the Wharton School of the University of Pennsylvania. Currently, he is a partner at R&R Wine Ltda. And Inmobiliaria Estrella del Sur Ltda. He is a director of Parque Arauco S.A.

CNV Proceedings

Proceeding initiated in July 2005

On July 22, 2005, the Comisión Nacional de Valores served formal notice to Banco Hipotecario, its board of directors, the members of its supervisory committee and its market relationship manager that the Comisión Nacional de Valores had initiated a proceeding (a “sumario”) against each and everyone of them and Banco Hipotecario, in which it questioned the validity and amount of certain payments made in 2005 (in connection with the fiscal year 2004) to the members of Banco Hipotecario’s executive committee and to certain of its senior managers under the management compensation plan, as well as the publicity given to them. Banco Hipotecario’s management compensation plan was approved by Banco Hipotecario’s shareholders at the shareholders meetings held on April 28, 1999 and May 31, 2004.

The members of Banco Hipotecario’s executive committee voluntarily deposited the amount of fees received by them in escrow accounts maintained with Banco Hipotecario, pending the shareholders’ meeting specially called by its board of directors to approve the objected payments, and filed (as Banco Hipotecario and the other charged parties did) their defenses before the Comisión Nacional de Valores.

At the shareholders meeting held on August 31, 2005, 97.89% of our capital stock was represented and voted. The compensation payments that were the subject matter of the sumario presented by the Comisión Nacional de Valores and, in particular, the amounts of Ps. 2.8 million paid for profit sharing and Ps.17.5 million paid for stock appreciation rights, that accrued during the course of the fiscal year ended December 31, 2004, were approved at the shareholders meeting by the favorable vote of a majority of the shares present. The Argentine government, in its capacity as shareholder, voted against the approval of these compensation payments.

On September 30, 2005, the Comisión Nacional de Valores issued Resolution No. 15,205, whereby it imposed on Banco Hipotecario a fine of Ps.1,000,000, to be paid jointly by the members of our executive committee, in the understanding that all of them breached certain rules and regulations in force. In addition, it released the rest of the directors from certain charges and imposed on them admonition sanctions on account of other charges, and issued warnings against the members of the supervisory committee and market relations manager.

On October 25, 2005 Banco Hipotecario and the members of the executive committee appealed the fine and the entire decision. Some of our director’s are members of the executive committee of Banco Hipotecario.

Proceeding initiated in August 2005

On August 25, 2005, the Comisión Nacional de Valores initiated a second sumario, against certain principal shareholders and directors of Banco Hipotecario, alleging manipulation in the market price of Banco Hipotecario’s shares supposedly achieved by an increase in the volume of shares traded from November 1, 2004 through February 14, 2005. Some of our directors are involved in the above described sumario. The Comisión Nacional de Valores based its sumario on the fact that the increase in Banco Hipotecario’s share price, which was in the range of approximately 79% during the period in question, could solely be due to the market intervention and manipulation by shareholders and individuals referred to in the sumario. Such intervention that reportedly consisted in sales of shares by two of them and sales and purchases of shares by the third shareholder.

We understand that: (a) the legal representatives of the shareholders argued that the Comisión Nacional de Valores did not have standing to sue them; and (b) the shareholders and the other charged parties filed a series of substantive defenses aimed at establishing that there was no market manipulation whatsoever, arguing that: (i) there is no causal relationship between the increased trading of Banco Hipotecario’s shares and the higher market price; (ii) there are different variables, both internal and external to Banco Hipotecario, that explain their market price and prospects of Banco Hipotecario, as well as the appreciation of the shares that occurred during the period under investigation, which relate to Banco Hipotecario’s favorable results, sound fundamentals, and the relative lagging of its market prices prior to this period compared to securities of other financial institutions in Argentina; (iii) no direct relationship was proven to exist between the appreciation in the value of the shares and the transactions carried out by the charged parties; (iv) a significant portion of the shareholders’ sales volume is explained by new, genuine, direct demand from foreign institutional investors; and (v) the apparent significance of the shareholders’ share in the trading volume has an almost linear relationship with their shareholding percentage, given their capacity as principal shareholders who own more than 40% of the Class D shares.

This proceeding can be lengthy and its outcome is uncertain. Under its regulations, the Comisión Nacional de Valores may impose penalties (which might include monetary fines and other measures as provided by the applicable law) to the charged parties, if it were proven that the increase in the traded volumes was the direct and exclusive cause of the increase in the price of Banco Hipotecario’s shares from November 2004 through February 2005.

Employment Contracts With Our Directors

We do not have any employment contracts with our directors.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an Executive Committee consisting of four directors, including the Chairman and Vice-Chairman. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saul Zang, Alejandro G. Elsztain and Fernando Elsztain.

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

The Executive Committee does not receive compensation.

Supervisory Committee

Composition of the Supervisory Committee

The Supervisory Committee (“Comisión Fiscalizadora”) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the by-laws and the resolutions adopted at shareholders’ meetings.

The members of the Supervisory Committee, the syndics, are appointed at the annual general ordinary shareholders’ meeting for a term of one year.

The Supervisory Committee is composed of three syndics and three alternate syndics.

Information about Members of the Supervisory Committee

The following table shows information about members of the Supervisory Committee who were elected at the annual general ordinary Shareholders’ Meeting held on November 29, 2005. Positions will expire when the next annual general ordinary Shareholders’ Meeting takes place:

Name and Position	Date of Birth	Occupation in APSA	Current Position Held Since
Fabián Cainzos	11/07/1966	Syndic	2005
José D. Abelovich	07/20/1956	Syndic	2005
Marcelo H. Fuxman	11/30/1955	Syndic	2005
Roderto Murmis	04/07/1959	Alternate Syndic	2005
María Marta Anzizar	24/09/1960	Alternate Syndic	2005
María Mercedes Premrou	07/25/1965	Alternate Syndic	2005

Fabián Cainzos. Mr. Cainzos obtained a degree in law from the University of Buenos Aires. Currently, he is partner of the law firm Cainzos, Fernández & Premrou. Serves as director of Sullair Argentina S.A. and of the Supervisory Commitee of Editorial Atlántida S.A.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of APSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. He is a member of the Supervisory Committees of APSA, SAPSA and Inversora Bolívar.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires,. Mr. Murmis is a partner at Abelovich, Polano & Asociados / SC International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the supervisory committee of SAPSA, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

María Marta Anzizar. Mrs. Anzizar obtained a degree in accounting from the Universidad de Buenos Aires. She is currently External Audit Manager from Abelovich, Polano and Associates, an accounting firm of the Argentine Republic.

María Mercedes Premrou. Mrs. Premrou holds a degree in law from the Argentine Catholic University. She is founding member of Cainzos, Fernández & Premrou and is member of the Supervisory Commitee of Dinan S.A.

Senior Managers

Appointment of the Senior Managers

The Board of Directors appoints and removes the senior management. The senior managers perform their duties in accordance with the instructions of the Board of Directors.

Information about Senior Management

As of December 20, 2004 our Board of Directors appointed the following members as our Senior Management:

Name	Date of birth	Position	Current position held since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	2002
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	2002
Daniel R. Elsztain	12/22/1972	Chief Commercial Officer	2004

B. Compensation

Compensation of the Members of the Board of Directors and Executive Committee

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

That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution until reaching the limit set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and supervisory committee compensation shall not be taken into account.

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

During our annual ordinary shareholders meeting which was held on November 29, 2005, the shareholders agreed to pay to the members of the Board of Directors for the fiscal year ended June 30, 2005 Ps. 4.7 million.

The members of the Executive Committee did not receive compensation other than fees for their services as members of the Board of Directors.

Compensation to the Supervisory Committee

The shareholders meeting held on November 29, 2005 further approved unanimously not to pay any compensation to the Supervisory Committee.

Senior Management’s Compensation

During the fiscal year ended June 30, 2005 we paid an aggregate amount of approximately Ps. 1.6 million as compensation to our senior management.

Audit Committee

According to the Regime of Transparency in Public Offerings provided by Decree 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors decided to establish an Audit Committee which would focus on assisting the Board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of the company’s businesses, monitoring the sufficiency of our financial statements, the company’s compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and our external auditors.

On May 24, 2004, the board of directors officially announced the formation and composition of the Audit Committee provided in Section 15 of the Regime of Transparency in Public Offerings and approved pursuant to Decree No. 677/01 and Section 13 of Resolution No. 400. Our audit committee consists of three members: Abraham Perelman, Gabriel Adolfo Gregorio Reznik and Andrés Olivos. The first two are independent, and the third, Andrés Olivos, who is an executive officer of Parque Arauco, one of our affiliates, does not qualify as independent under the Sarbanes-Oxley Act. We have notified the NASDAQ of this fact in a written statement dated July 27, 2005 and is our intention to designate a fully independent director as soon as a suitable replacement can be found.

According to our Bylaws the compensation is determined by our Board of Directors. However, any compensation was set at the present.

Benefit Plans

Currently there are no plans providing for pension, retirement or other similar benefits for our Directors and Senior Management.

C. Board Practices

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment.

D. Employees

As of June 30, 2005, we had 1,428 employees. We believe that our relationship with our employees is good. Through a bidding process, we subcontract to third parties the construction of our development projects and the provision of security, maintenance and cleaning services for our shopping centers.

The following table shows the number of our employees employed by us and our subsidiaries as of June 30, 2005, 2004 and 2003:

	As of June 30,
	2005	2004	2003
Alto Palermo S.A. (APSA)	615	499	450
Shopping Alto Palermo S.A. (SAPSA)	99	87	76
Emprendimiento Recoleta S.A. (ERSA)	37	36	27
Fibesa S.A.	26	22	20
Altocity.Com S.A.	40	35	32
Alto Research and Development S.A.	—	2	—
Tarshop S.A.	556	390	222
Mendoza Plaza Shopping S.A. (1)	55	—	—

(1)	We obtained a controlling interest in this subsidiary during fiscal year 2005.

As of June 30, 2005 the number of temporary employees working for us amounted to eight.

E. Share Ownership

Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our Directors, Senior Managers, members of the Supervisory Committee and members of the Audit Committee as of December, 2005.

Share Ownership
Name	Position	Amount		Percentage
Board of Directors
Eduardo S. Elsztain	Chairman	480,919,941	(1)	61.6%
Saúl Zang(2)	Vice Chairman	—		—
Alejandro G. Elsztain(2)	Executive Vice Chairman / CEO	—		—
Abraham Perelman(2)	Director	—		—
Hernán Büchi Buc(2)	Director	—		—
Fernando A. Elsztain(2)	Director	—		—
José Said Saffie(2)	Director	—		—
Andrés Olivos(2)	Director	—		—
Gabriel A.G. Reznik(2)	Director	—		—
Daniel R. Elsztain(2)	Director / Chief Comercial Officer	—		—
David A. Perednik(2)	Alternate Director / Chief Administrative Officer	—		—
José D. Eluchans Urenda(2)	Alternate Director	—		—
Leonardo F. Fernández(2)	Alternate Director	—		—
Juan M. Quintana(2)	Alternate Director	—		—
Juan C. Quintana Terán(2)	Alternate Director	—		—
Raimundo Valenzuela Lang(2)	Alternate Director	—		—

Share Ownership
Name	Position	Amount	Percentage
Senior Management
Gabriel Blasi(2)	Chief Financial Officer	—	—
Supervisory Committee
Fabián Cainzos (3)	Syndic	—	—
José D. Abelovich (3)	Syndic	—	—
Marcelo H. Fuxman (3)	Syndic	—	—
Roderto Murmis (3)	Alternate Syndic	—	—
María Marta Anzizar (3)	Alternate Syndic	—	—
María Mercedes (3)Premrou	Alternate Syndic	—	—

(1)	Common shares beneficially owned by IRSA.

(2)	Such individuals own less than one percent or do not own shares of our company.

(3)	Such individuals do not own shares of our company.

Convertible Notes

The following persons own Alto Palermo’s Convertible Notes as of November 30, 2005.

Convertible Notes Holder	Number of Notes
Eduardo S. Elsztain(1)	31,738,262	(1)
Saúl Zang	—
Alejandro G. Elsztain	60,000
Daniel R. Elsztain	3,296

(1)	Beneficially owned through IRSA.

The Convertible Notes mature on July 19, 2006, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 83.7% of our common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 66.9% of our common stock.

Option Ownership

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee or Audit Committee.

Employees’ Participation in our Capital Stock

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, shares or securities.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table shows, as of November 30, 2005, the information known by us, regarding shareholders that beneficially own more than 5% of our outstanding common shares.

Shareholder(s)	Number of Shares	Percent
IRSA(1)	480,919,406	61.6
Parque Arauco (2)	231,116,952	29.6
Total	712,036,358	91.2

(1)	The number of shares will increase by 1,460,495,394 assuming full conversion of the US$ 31.7 million Convertible Notes held by IRSA.

(2)	Parque Arauco S.A. owns 78,527,252 shares through Parque Arauco S.A. and 152,589,700 shares through Parque Arauco Argentina S.A., a wholly-owned subsidiary. The number of shares beneficially owned by Parque Arauco will increase by 708,661,150, assuming full conversion of 15,472,432 Convertible Notes owed by Parque Arauco.

Through its ownership of APSA’s common stock, IRSA currently shares with Parque Arauco the voting control of APSA, having the power to direct or cause the direction of our management and policies.

IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s shares are listed and traded on the Bolsa de Comercio de Buenos Aires and the NYSE and Mr. Eduardo S. Elsztain, Chairman of our Board of Directors, beneficially holds 61.6% of IRSA.

Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

Changes in Share Ownership

	Share Ownership as of November 30	Share Ownership as of June 30
	2005	2005	2004	2003	2002
Shareholder
IRSA (1)	61.60%	61.6%	53.8%	54.8%	49.7%
Parque Arauco (2)	29.6%	29.6%	27.8%	27.6%	27.8%
Dolphin Fund Plc	0.0%	0.0%	1.7%	2.2%	7.3%
GSEM/AP	0.0%	0.0%	6.1%	6.3%	6.4%

(1)	IRSA share ownership is 64.9% assuming full conversion of its holding of Convertible Notes as of November 30, 2005.

(2)	Parque Arauco share ownership is 29.6% assuming full conversion of its holding of Convertible Notes as of November 30, 2005.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Other Share Ownership Information

There are no differences in voting rights among shareholders.

As of November 30, 2005 we had 780,423,632 shares outstanding which 90.2% were held in Argentina.

As of November 30, 2005, we had 1,913,806 American Depositary Shares outstanding (representing 7,655,224 of our common shares, or 9.8% of all of our shares). As of such date, we had four registered holders of our American Depositary Shares in the United States.

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

In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 780,423,632 shares as of November 30, 2005 to approximately 2,239,720,854 shares.

B. Related Party Transactions

Lease of our Headquarters

As from December 2003, we moved our headquarters to the 22nd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters and parking lot spaces from Inversora Bolivar S.A., a subsidiary of IRSA, pursuant to two lease agreements, the first one for our headquarters and ten parking lot spaces and the second one for our subsidiary Fibesa S.A.´s headquarters and another eight parking lot spaces. The first agreement has an initial duration of 60 months with an optional extension of 36 additional months, and the second one, effective as from January 2005, has an initial duration of 46 months with an optional extension of 36 additional months. We pay a monthly rent of US$ 5,958 for the first agreement and US$ 5,386 for the second one, with the first two months free.

Saul Zang is our Vice-Chairman and director of Inversora Bolivar S.A. and Alejandro Elsztain is our executive Vice-Chairman and Vice-president of Inversora Bolivar S.A. Fernando Elsztain is a director of APSA and President of Inversora Bolivar S.A.and Gabriel Reznik is a director in APSA and Inversora Bolivar S.A.

Lease of our Chairman offices

Our Chairman offices are located at Bolívar 108, City of Buenos Aires. We have leased them from Isaac Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our Directors, and certain of his relatives. A lease agreement was signed among us, IRSA, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease has a term of 120 months and monthly rent of Ps. 8,490. We, IRSA and Cresud each pay one-third of such rent in an amount of Ps. 2,830 each.

Corporate Services shared with IRSA and Cresud S.A.C.I.F. y A.

In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented on June 30, 2003 by the Company, Cresud and IRSA (the “Parties”). This program was planned to reduce operating costs by optimizing the individual administrative efficiencies of each Party. On the basis of this program, the Parties entered into the Exchange of Operating Services Agreement on June 30, 2004, a two-year agreement by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each Party’s record and accounting systems or adversely affect internal control systems or external audit’s tasks. Each party will continue to maintain separation of its assets and liabilities.

Alejandro Gustavo Elsztain is the General Coordinator of the program and Mr. Abraham Perelman is the individual responsible. The individual responsible for each party shall be member of such Party’s Audit Committee. The main duties of the individual responsible are (a) monitoring the implementation of the project in accordance with the Agreement (b) reviewing the billing report of each party on a monthly basis to analyze and check it against the provisions of the Agreement, and in the event of discrepancies or deviations preparing a report to submit for the consideration of the General Coordinator, and also by the Parties’ Boards of Directors and (c) assessing, on a permanent basis the, results derived from the project’s implementation and proposing to the General Coordinator changes in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

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

In order to finance the US$ 50 million collateral deposit required in connection with the swap agreement, we entered into loan agreements with IRSA and Parque Arauco S.A. As of June 30, 2002 our debt with IRSA and Parque Arauco S.A. in relation to those loan agreements was Ps. 45.6 million and Ps. 22.9 million respectively. In addition between May and July 2002, IRSA and Parque Arauco S.A. granted to us loans for US$ 10.1 million and US$ 4.9 million respectively. The loans granted by IRSA and Parque Arauco were used to subscribe for US$ 27.2 million and US$ 15.2 million respectively, to our offering of US$ 50.0 million Convertible Notes, on August 20, 2002.

On February 17, 2003, we entered into a repurchase agreement with IRSA and Parque Arauco in which each company granted to us loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, we made collateral deposits of Ps. 15.5 million Senior Notes with IRSA and of Ps. 7.8 million Senior Notes with Parque Arauco. As of January 7, 2005 we repurchased the securities at a price of Ps. 5.1 million and Ps. 2.6 million from IRSA and Parque Arauco, respectively, thus complying with the agreement.

As of November 30, 2005, IRSA owned 61.6% of our common shares. Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 83.0% of our common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.2% of our common stock.

Agreement with Inversiones Falabella Argentina S.A.

Simultaneously with the purchase-sale of the shares of Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.), we entered into an Agreement with Inversiones Falabella Argentina S.A. establishing as follows:

1.	Capitalization terms were agreed in the event that the Company or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through Company’s contributions.

2.	Upon maturity of the lease agreement currently in force between Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) and Inversiones Falabella Argentina S.A., the Company will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3.	In its capacity as surety, the Company will ensure payment by Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) to Inversiones Falabella Argentina S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4.	Inversiones Falabella Argentina S.A. has an irrevocable right to sell its shares in Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) (put option) to the Company, which may be exercised until the last business day of October 2008, for a total consideration of US$ 3.0 million according to the conditions expressly established in the contract.

As of November 30, 2005, the events described in point 1 and 3 under the agreement took place.

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

The option was granted to Consultores Internet Managers Ltd. to be allocated by it among the management of Altocity.Com S.A. as an incentive compensation for their services, but as of today, no individual awards have been determined for participating employees under this option. Upon exercise of the option, Consultores Internet Managers Ltd.’s sole asset will be its 15% interest in Altocity.Com S.A.

Free space for Fundación IRSA

On October 31, 1997, our shareholders approved the execution of an agreement granting Fundación IRSA the free right to use 3,800 square meters of constructed area in the Abasto Shopping Center for a 30-year period. The commercial value of the area in question is approximately Ps. 21,000 per month.

Moreover, on November 29, 2005, our shareholders approved the execution of an agreement granting “Museo de los Niños” housed by Fundación IRSA, the free right to use approximately 2,670.11 square meters of constructed area in the Shopping Rosario for a 30-year period.

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

During the fiscal years ended June 30, 2003, 2004 and 2005 we made unconditional promises to give money to Fundación IRSA amounted our donation to Ps. 1.6 million, Ps. 2.5 million and Ps. 4.0 million, respectively. These donations are paid in the subsequent year. On June 30, 2005 donations related to fiscal year 2005 have not yet been paid.

Legal Services

During the years ended June 30, 2003, 2004 and 2005, we and our subsidiaries paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 0.9 million, Ps. 0.6 million, and Ps. 0.5 million, respectively as payment for legal services. Our Vice-Chairman Saúl Zang, and our alternate directors Juan M. Quintana and Juan C. Quintana Terán are members of the law firm Zang, Bergel & Viñes. Ernesto Manuel Viñes, partner of said law firm, is a member of the board of directors of Banco Hipotecario S.A.

C. Interests of Experts and Counsel

This section is not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

Legal or Arbitration Proceedings

Neuquén Project

On July 6, 1999 APSA acquired 94.6% ownership of Shopping Neuquén S.A. for Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were originally scheduled to be paid on or before July 5, 2001 or at the completion of the construction of the shopping center, whichever happened first. We clarify that said amounts are in Pesos according to the emergency legislation in force. See Item 3.D. “Risks Factors”. However, Shopping Neuquén S.A.’s former shareholders have challenged the constitutionality of such legislation, and no final decision has been issued. As of November 30, 2005 the purchase price balance remains unpaid.

Shopping Neuquén S.A.’s sole asset is a plot of land of approximately 50,000 square meters on which a shopping center is proposed to be built. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex none of which have been commenced.

Legal issues with Shopping Neuquén S.A’s former shareholders

On August 15, 2003 APSA was informed that the former shareholders of Shopping Neuquén S.A., who had a 85.75% interest, filed a complaint against APSA seeking recovery of the purchase price balance, interest and legal costs. In September 2003, APSA answered the complaint opposing several defenses such as, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance according to the emergency legislation. Moreover, APSA filed a counterclaim alleging there should be a readjustment of the effects of the contract which became excessively burdensome for unforeseeable reasons given the 2001 economic, social and political crisis. In November 2003 the plaintiffs replied to APSA’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus APSA’s contract readjustment claim was inadmissible. As of November 30, 2005 the trial is under discovery stage.

Legal issues with the Municipality of Neuquén

In June 2001 Shopping Neuquén S.A. filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already performed by Shopping Neuquén S.A. would be lost and accrued in favor of the Municipality of Neuquén, leaving Shopping Neuquén S.A. with no right to compensation.

On January 21, 2003 Shopping Neuquén S.A. submitted its response to the Decree 1437/02 requesting its revocation. It also requested permission to submit a new construction timetable, which would be prepared in accordance with the current situation of the project, including reasonable short and medium term projections. The Municipal Executive issued Decree 585/2003 rejecting this. On June 25, 2003 Shopping Neuquén S.A. filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén S.A. had expired. The decision, however, is not final. APSA filed an appeal but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible APSA will file an appeal directly with the Federal Supreme Court.

Shopping Neuquén S.A. is currently seeking to negotiate with the Municipality of Neuquén the terms of an agreement that might permit reactivation of the proposed development. Nevertheless, we cannot give you any assurance that APSA will be able to achieve such an agreement on commercially reasonable terms, if at all, and if APSA cannot, the Municipality of Neuquén would be entitled to request the restitution of the property and APSA will likely lose all or substantially all of its investment which amounts to Ps. 10 million.

We maintain a provision of Ps. 2.3 million which represents our best estimate of the probable loss to be incurred in connection with these claims.

Other Litigation

We are involved in other litigation which derives from the ordinary course of our business. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimates of the outcomes of these matters and the lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

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

Due to the losses generated during fiscal years 2000 and 2002, we did not pay dividends corresponding to that period.

For the year ended June 30, 2001 the Board of Directors proposed not to declare a dividend as they considered it advisable to maintain adequate levels of liquidity in order to reduce indebtedness and incur lower financial charges, reinvesting the principal and seeking greater yield in future. On October 16, 2001 our annual shareholder’s meeting approved our Board of Directors’ proposal.

The Board of Directors proposed to the shareholders and they approved in a meeting held on October 22, 2004 the distribution of a cash dividend amounting to Ps. 17.9 million, of which the shareholders collected approximately 80% as established by Section 69.1 of the Income Tax Law. The effective payment representing the declared amount net of taxes amounts to Ps. 14.7 million were Ps. 0.019 per share.

The Board of Directors´proposal for the distribution of a cash dividend amounting to Ps. 29 million, of which the shareholders will collect Ps. 0.0327 per share, was approved during the annual shareholder’s meeting, dated November 29, 2005. Our American Depositary Shares represents fourty shares of our common stock.

The following table sets forth the amounts of total dividends paid on each fully paid share common stock in respect of the year indicated. Amounts in Pesos are presented in historical Pesos of the respective payment dates.

Year Declared	Payments per Common Shares	Total Payments
	(Ps.)	(Ps.)
1996	—	—
1997	—	—
1998	0.01197	7,601,772
1999	0.00750	5,250,087
2000	—	—
2001	—	—
2002	—	—
2003	0.0141	10,000,000
2004	0.0250	17,895,663
2005	0.0372	29,000,000

Although we intend to maintain the adopted dividend policy, there can be no assurance that our future earnings will not be needed to finance the operations and expansion of our business.

B. Significant changes

Argentimo S.A.

We together with Argentimo S.A. and Constructora San José Argentina S.A. have entered into a standard agreement which establishes the guidelines to the negotiations pursuant to the projection, registration, organization, construction and development of a shopping center and an apartment building and/or office building.

For purposes of such agreement we opened an escrow account with Deutsche Bank (Escrow Agent) in favor of Argentimo S.A. in an amount of US$ 3 million. This amount will remain deposited until a series of requirements of the project are complied with, and it will be computed as payment to account of the transaction on a timely basis.

If towards the ending of negotiation, the Parties have not entered into all of the final agreements the Escrow Agent will give us the amounts deposited in the escrow, along with the corresponding interest.

On December 5th, 2005, the Parties decided to postpone the deadline for the negotiations of the terms and conditions of the Final Agreement. A Specific Agreement of such terms was executed said Agreement included a clause establishing a new date for of executing a specific agreement as of January 31st , 2006.

Land on Figueroa Alcorta

We were involved on the commercial project for a plot of land located on Figueroa Alcorta Avenue, in front of the Paseo Alcorta Shopping Center. However, as of December 22, 2005 we entered into a sale agreement with a non related party, Rahgsa S.A. to sell our plot of land on Figueroa Alcorta for US$ 7.7 million. Such sale will be finalized in the first quarter of 2006 and the payments will be made in different installments.A mortgage on the land has been established in favor of APSA as a guarantee of payment.

ITEM 9.	The Offer and Listing

A. The offer and listing details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Buenos Aires Stock Market (Bolsa de Comercio de Buenos Aires) and our American Depositary Shares are listed on the NASDAQ.

As of November 30, 2005, our authorized capital stock consists of 780,423,632 shares of common stock, Ps. 0.1 face value per share. In addition, we have issued US$ 50.0 million of Convertible Notes. The Convertible Notes mature on July 19, 2006, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. dollar is the lesser amount of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 780,423,632 shares as of November 30, 2005 to approximately 2,239,720,854 shares.

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

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires under the trading symbol “APSA”. The shares began trading on the Bolsa de Comercio de Buenos Aires on March 26, 1996. The following table shows, for the financial periods indicated, the high and low closing sales price of the common shares on the Bolsa de Comercio de Buenos Aires. On November 30, 2005, the closing price for the common shares on the Bolsa de Comercio de Buenos Aires was, Ps. 0.620 per share.

	Pesos per Shares (1)
	High	Low
Fiscal Year
2005	0.870	0.305
2004	0.506	0.255
2003	0.312	0.115
2002	0.280	0.088
2001	0.585	0.300

Fiscal Quarter
2005
4th quarter	0.740	0.600
3rd quarter	0.870	0.555
2nd quarter	0.630	0.405
1st quarter	0.422	0.305

2004
4th quarter	0.365	0.290
3rd quarter	0.450	0.320
2nd quarter	0.506	0.260
1st quarter	0.285	0.255

2003
4th quarter	0.300	0.240
3rd quarter	0.312	0.250
2nd quarter	0.275	0.150
1st quarter	0.126	0.115

2005
June	0.640	0.600
July	0.650	0.555
August	0.690	0.620
September	0.690	0.650
October	0.705	0.620
November	0.655	0.620

(1)	Our shares began trading on the Bolsa de Comercio de Buenos Aires on March 26, 1996.

Source: Bloomberg.

Price history of our stock on NASDAQ

Each of our American Depositary Share represents 40 ordinary shares. The American Depositary Shares are listed and traded on the NASDAQ under the trading symbol “APSA”. The American Depositary Shares began trading on the NASDAQ on November 15, 2000 and were issued by the Bank of New York Inc, acting as American Depositary Shares Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our American Depositary Shares on the NASDAQ. On November 30, 2005, the closing price for our American Depositary Shares on the NASDAQ was, US$ 9.79 per American Depositary Shares.

	U.S. Dollar per ADS (1)
	High	Low
Fiscal Year
2005	13.14	3.75
2004	9.95	2.76
2003	4.20	1.50
2002	11.85	1.29
2001	17.87	2.61

Fiscal Quarter
2005
4th quarter	11.50	8.146
3rd quarter	13.14	7.19
2nd quarter	8.60	5.60
1st quarter	5.83	3.75

2004
4th quarter	8.33	3.97
3rd quarter	9.95	4.25
2nd quarter	7.70	3.55
1st quarter	4.20	2.76

2003
4th quarter	4.20	3.25
3rd quarter	3.60	2.58
2nd quarter	3.10	2.10
1st quarter	2.15	1.50

2005
June	8.97	8.146
July	9.79	8.0122
August	10.75	8.22
September	10.82	9.18
October	10.45	8.69
November	9.84	8.9775

(1)	The American Depositary Shares began trading on the NASDAQ on November 15, 2000.

Due to the aggregate ownership of approximately 90.3% as of June 30, 2005 by our two principal shareholders, the liquidity of our shares is restricted and may cause our stock not to be traded daily.

Our current policy that the dividend shall consist of a cash distribution approximately of 40% of our net income, subject to general business condition and other factors deemed relevant by our Board of Directors and shareholders.

B. Plan of Distribution

This section is not applicable.

C. Markets

Argentine Securities Markets

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of the Republic of Argenina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de

Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comisión Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comisión Nacional de Valores may be listed on the Bolsa de Comercio de Buenos Aires. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer´s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

There are 10 securities exchanges in Argentina, the principal exchange for the Argentine securities market is the Bolsa de Comercio de Buenos Aires, which handles approximately 99% of all equity trading in the country.

The Bolsa de Comercio de Buenos Aires is a complex, non-profit and self-regulated organization. Various markets require different self-organizations of brokers within the Bolsa de Comercio de Buenos Aires , which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores S.A.

The securities that may be listed on the Bolsa de Comercio de Buenos Aires are: Stocks, Notes, Convertible Notes, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Bolsa de Comercio de Buenos Aires is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comisión Nacional de Valores. Furthermore, the Bolsa de Comercio de Buenos Aires works very close with the Comisión Nacional de Valores in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Bolsa de Comercio de Buenos Aires for simultaneous processing.

The Mercado de Valores is a self-regulated incorporated business organization. The capital stock of such entity is divided into 133 shares, the holders of which (natural or artificial persons) are thereby entitled to act as individual brokers or brokerage firms; i.e. to execute securities purchase and sale transactions in their own name and on behalf of third parties. Brokers receive a commission for their services.

The primary functions of the Mercado de Valores are concerned with the settlement, surveillance and guarantee of market trades. This entity is also qualified to take disciplinary actions against individual brokers or brokerage firms who might violate the current statutory rules, and/or the rules and regulations governing the Argentine Stock Market System.

Furthermore, the Mercado de Valores regulates, coordinates and implements each and every aspect connected with stock exchange trading, types of securities, market mechanisms, terms and conditions of payment, and the like. Jointly with the Bolsa de Comercio de Buenos Aires, the Mercado de Valores has implemented the stock-watch mechanism.

The Mercado de Valores has a trading mechanism applicable to corporate securities and government bonds called Concurrent Market, where trades are executed screen-based or in the traditional open out-cry mode on the floor of the Bolsa de Comercio de Buenos Aires in an automated order-matching system. The Mercado de Valores guarantees the settlement of all trades executed in the Concurrent Market.

Also trades on government and Notes may be executed on the Continuous Trading Session (with or without Mercado de Valores’s settlement guarantee).

The cash mechanism (standard maturity) in the Concurrent Market admits the following operating forms:

•	Automated trade execution based on orders entered from “Sistema Integral de Negociación Asistida por Computadora” work-stations or through open out-cry Floor-trade order slips.

•	Open out-cry Floor-trade executions are subsequently inputted through order slips.

Open out-cry trades are executed pursuant to the rules applicable to traditional floor trading. Automated-execution trades based on the offers are carried out according to the rules of the electronic system. Both executions entail the registration of trades in a unique price-volume structure, and both modes of entering the system feed a unique order structure per issue.

Among the main features of the open out-cry mechanism carried out on the Floor, the following are highlighted:

•	trades are executed open out-cry;

•	they are perfected through the preparation of order slips; and

•	the best-offer rule applies and as in the electronic system, it open out-cry the Mercado de Valores settlement guarantee.

Block trading is allowed in a minimum amount of Ps. 0.2 million for leader companies which are listed on the leader panel of the Bolsa de Comercio de Buenos Aires, and Ps. 0.1 million for the companies listed on the general panel of the Bolsa de Comercio de Buenos Aires. Block trading takes place on the floor of the Bolsa de Comercio de Buenos Aires and is conducted in Spanish by continuous open outcry. Transactions of more than Ps. 1.0 million are announced on the floor and are put on stand by for approximately 30 minutes. For transactions of more than Ps. 5.0 million, a certificate of the units from Caja de Valores S.A. is additionally required.

As to the electronic system, its outstanding characteristics are:

•	trades are executed based on bids and offers entered in work-stations, i.e. computers linked to the Stock Exchange information network;

•	trades are executed automatically; and

•	offers are recorded as per price-time priority, giving priority to the best of them.

These trades have the Mercado de Valores guarantee.

Brokers and brokerage firms may trade in this segment, either by buying or selling government and Notes for their own account, executing trades with another broker or brokerage firm or any other intermediary, by means of direct negotiations. In this system the best-offer rule does not apply and traders´ compensations as well as stock market and stock exchange fees are implicit in the price agreed upon.

Trades must be reported in real-time for their dissemination, registration and publication. Counterpart trades are settled by Mercado de Valores, and may be channeled through the guaranteed or the non-guaranteed segment.

Over the Counter Market, MAE

The Electronic Open Market (Mercado Abierto Electronico, or “MAE”) is an exchange organized under the laws of the Argentine Republic, which operates as a self-regulatory organization under the supervision of the Comisión Nacional de Valores.

The MAE works as an electronic environment to process Over the Counter transactions. It is an electronic exchange where both government securities and Notes are traded through spot and forward contracts.

MAE has 90 brokers/dealers members, which include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be MAE brokers/dealers.

Securities to be traded must be registered with the pertinent supervising authorities and may be traded in MAE, in other exchanges or in both of them concurrently.

Securities’ Central Depositary, Caja de Valores S.A.

Caja de Valores S.A. is a corporation, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the Comisión Nacional de Valores.

Those authorized to make deposits of securities with the Caja de Valores S.A. are stockbrokers, banking financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores S.A. are the Bolsa de Comercio de Buenos Aires and the Mercado de Valores de Buenos Aires S.A. (49.98% each).

Certain information regarding the Buenos Aires Stock Exchange

	As of June 30, 2005	As of December 31,
		2004	2003	2002
Market capitalization (Ps. Billion)	672.4	689.9	542.4	348.0
Average daily trading volume (Ps. Million)	68.8	52.6	34.0	17.7
Number of listed companies	106	107	110	114

Although companies may list all of their capital stock on the Bolsa de Comercio de Buenos Aires, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Bolsa de Comercio de Buenos Aires.

As of June 30, 2005, approximately 106 companies had equity securities listed on the Bolsa de Comercio de Buenos Aires. As of June 30, 2005, approximately 15.47% of the total market capitalization of the Bolsa de Comercio de Buenos Aires was represented by the securities of ten national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Mercado de Valores experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 78% increase through September 30, 2002, measured in Pesos, and a 77% increase through October 31, 2003, a 38% increase through October 29, 2004, and a 33,09% increase through October 24, 2005 also measured in Pesos. To control volatility, the Bolsa de Comercio de Buenos Aires operates a system by which trades of an issuer’s stock are suspended for one-half hour when such issuer’s share price changes by more than 10% from its opening price.

Nasdaq´s Stock Market.

Our American Depositary Shares are listed and traded in the Nasdaq Stock Market under the trading symbol “APSA”.

D. Selling Shareholders

This item is not applicable.

E. Dilution

This item is not applicable.

F. Expenses of the Issue

This item is not applicable.

ITEM 10.	Additional Information

A. Share Capital

This item is not applicable.

B. Memorandum and Articles of Association

Our corporate purpose

Our legal name is “Alto Palermo S.A. (APSA)”. We were organized and incorporated on August 29,1889 under Argentine law as a stock corporation (Sociedad Anónima or S.A.). Our by-laws were registered in the General Board of Corporations (Inspección General de Justicia) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Article 4 of our bylaws defines our corporate purpose as follows:

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

Board of Directors

Voting of proposals in which Directors have material interest

The Argentine National Securities Commission (Comisión Nacional de Valores) enacted Resolution No. 677/01, which establishes in Section 8 that the directors, administrators and members of the supervisory committee of companies whose securities are publicly offered, shall act in a loyal and diligent manner when exercising their functions. In that sense, they have to:

(a)	place the corporate interests of the company and the common interest of the shareholders above any other interest, including the controlling shareholder’s interests;

(b)	refrain from obtaining a personal benefit from the issuer other than the compensation paid for their functions;

(c)	organize and implement preventive systems and mechanisms to protect the corporate interests, reducing the risk of conflicts of interests, either permanent or temporary, in the personal relationship with the company or with entities related to the company. This duty specifically refers to activities in competition with the company, the use or imposition of a lien on corporate assets, the determination of compensation or proposals related thereto, the use of non public information, the use of business opportunities for their own benefit or for the benefit of third parties and, in general, any situation that may generate a conflict of interests affecting the issuer;

(d)	make the necessary arrangements to perform the company’s activities and implement the necessary internal control to ensure a careful management and avoid breaches of the duties established by the applicable regulations; and

(e)	act with due diligence when preparing and disclosing the information to the market, and maintain the independence of external auditors.

The Law of Corporations No 19,550 establishes in Section 271 that directors may contract with the company when the contract is related to the regular activities of the company and terms and conditions are in accordance to market terms. All other contracts with directors should be approved by the shareholders.

Further, Section 73 of Resolution No. 677/01 establishes a specific procedure for transactions of a company whose securities are publicly offered, entered into with its directors, members of the supervisory committee, or senior managers and which involve a relevant amount. The transaction is considered to have a relevant amount when it exceeds: (i) one percent (1%) of the corporate capital, measured pursuant to the last approved financial statements, and (ii) the equivalent of one hundred thousand Pesos (Ps. 100,000).

The related person with an interest in the transaction should submit all the relevant documentation to the approval of the Board of Directors. The directors must request a report (i) of the audit committee stating if the conditions of the transaction may be reasonably considered adequate according to normal market conditions; or (ii) of two independent evaluating firms that shall have informed about the same matter and about the other transaction conditions. Immediately after being approved by the Board of Directors the transaction has to be informed to the Comisión Nacional de Valores.

Notwithstanding the above Section 272 of the Law of Corporations N° 19,550 provides that when a director has an opposite interest to that of the company, he or she should notify that situation to the Board of Directors and the supervisory committee and abstain from voting in that respect. The violation of this provision results in the director being jointly and severally liable without limit.

In the event that the results of the reports are not favorable to the transaction, its approval should be considered by the shareholders’ meeting.

Approval of compensation of Directors and Supervisory Committee

Our bylaws do not establish the compensation to be paid to members of the Board of Directors and the supervisory committee, and therefore pursuant to Section 261 of the Law of Corporations No. 19,550, it should be approved by the majority of the shareholders. The maximum amount that may be paid as compensation to members of the Board of Directors and the supervisory committee should not exceed 25% of the realized and net earnings of the company and 5% when there is no distribution of dividends. If the company does not distribute the total earnings, the amount of the compensation should be proportional to that distribution and within the mentioned limits. These limits may only be surpassed by express approval of majority of the shareholders.

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

Retirement of Directors and ownership of shares requirement

Our bylaws do not establish any requirements or provisions regarding age limits for directors’ retirement nor do they require ownership of a certain number of shares in order to be eligible for appointment as director.

Rights, preferences and restrictions attaching to the common shares

Dividend rights

The Law of Corporations No. 19,550 establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual financial statements approved by the shareholders. The approval, amount and payment of dividends is subject to the approval of our annual ordinary shareholders meeting of the company. That approval requires the affirmative vote of the majority of the present votes with right to vote at the meeting.

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

The shareholders’ meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In that case, all and each of the members of the Board of Directors and the supervisory committee will be jointly and severally liable for the refund of those dividends if, as of the end of the respective fiscal year, the realized and net earnings of the company are not sufficient to allow the payment of dividends.

Voting rights and Staggered Elections

Our stock capital is composed by book-entry common shares with face value of Ps. 0.1 per share and entitled to one vote each.

•	All directors and alternate directors are elected for a three-year term.

•	Our bylaws do not establish staggered elections.

Rights to share in APSA’s profits

The holders of our common shares have the right to participate in our net and realized profits on a pro rata basis of their respective interests.

Surplus rights to share in the event of liquidation

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

Procedure to change the rights of stockholders

The rights of stockholders are established in the Law of Corporations No. 19,550 and in the bylaws. The rights of shareholders provided for by the Law of Corporations No. 19,550 may not be diminished by the bylaws. Section 235 of the Law of Corporations No. 19,550 establishes that the amendment of the bylaws should be approved by shareholders in an extraordinary shareholders meeting.

On October 31, 2003 under an annual ordinary and extraordinary meeting decided not to adhere to the Optional Statue of Public Offerings of Compulsory Acquisition (Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria) established by Decree No. 677/2001. Therefore, shareholders decided to incorporate said provision under section 1 of our bylaws.

Ordinary and extraordinary Shareholders’ Meeting

General

Shareholders’ meetings may be ordinary or extraordinary. We are required to hold an ordinary shareholders’ meeting within four months of the close of each fiscal year to approve our financial statements, the allocation of net income for the fiscal year, the approval of the reports of the Board of Directors and the audit committee and the election and remuneration of directors and members of the audit committee. Other matters which may be considered at an ordinary meeting include the responsibility of directors and members of the audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the scope of an ordinary meeting, including amendment of the bylaws, issuance of debentures, early dissolution, merger, spinoff, reduction of capital stock and redemption of shares, changing the limiting or extending the shareholders liability by changing our corporate legal status and limitation of shareholders preemptive rights.

Notices

Notice of shareholders’ meetings must be published for five days in the Official Gazette of the Republic of Argentina, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least ten days prior to the date on which the meeting is to be held as per Argentine Corporation Law, and at least 20 days prior to the meeting as per Executive Order 677/01. The notice must include information regarding the type of meeting to be held, the date, time and place of the meeting and the agenda. If there is no quorum at the meeting, notice for a meeting on second call must be published for three days, at least eight days before the date of the second meeting, and must be held within 30 days of the date for which the first meeting was called. The first call and second call notices may be sent simultaneously in order for the meeting on second call to be held on the same day as the meeting on first call, but only in the case of ordinary shareholders’ meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote.

The Board of Directors will determine appropriate publications for notice outside Argentina in accordance with requirements of jurisdictions and exchanges where our shares are traded.

Quorum and Voting Requirements

The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available, a second call meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for extraordinary shareholders’ meeting on first call is sixty percent of the shares entitled to vote, and if such quorum is not available, a second call meeting may be held, for which there are no quorum requirement.

Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that the approval of a majority of shares with voting rights, without application of multiple votes, is required in both first and second call for: (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in the bylaws, (iii) our anticipated dissolution, (iv) the total or partial repayment of capital, (v) a merger of our company, if we are not the surviving entity, (vi) a spinoff of our company, or (vii) changing our corporate legal status.

Shareholders’ meetings may be called by the Board of Directors or the members of the statutory audit committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory audit committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If the board or the statutory audit committee fail to call a meeting following this request, a meeting may be ordered by the Comisión Nacional de Valores or by the courts. In order to attend a meeting, a shareholder must deposit with us a certificate of book-entry shares registered in his name and issued by Caja de Valores at least three business days prior to the date on which the meeting is to be held. A shareholder may be represented by proxy. Proxies may not be granted to directors, members of the audit committee or officers or employees of our company.

Conflict of Interest

A shareholder who votes on a matter involving our Company in which he has a conflicting interest may, under Argentine law, be liable for damages suffered by the Company as a result of the decision, provided the transaction would not have been approved without his vote.

Limitations to own securities

There are no legal limitations to own securities or exercise voting rights for residents, non-resident or foreign shareholders.

Ownership threshold above which ownership should be disclosed

The Comisión Nacional de Valores regulations require that transactions, which cause a person’s holdings of capital stock of a registered Argentine company, to equal or exceed 5% of the voting power, should be immediately notified to the Comisión Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

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

Further, the Comisión Nacional de Valores must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly offered to equal or exceed 5% of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders’ meetings, as well as directors, officers and members of the supervisory committee must provide the Comisión Nacional de Valores with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

Compliance with NASDAQ Listing Standards on Corporate Governance

Significant differences between our corporate governance practices and US Companies’ practices under NASDAQ Rules:

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Business Companies Law, Decree N°677/01 and the Standards of the Comisión Nacional de Valores, as well as by its Bylaws. APSA has securities that are registered with the Securities and Exchange Commission (the “SEC”) and are listed on the NASDAQ Stock Market (the “NASDAQ”), and is therefore subject to corporate governance requirements applicable to NASDAQ-listed non-US companies (a “NASDAQ-listed” company).

Pursuant to NASDAQ Marketplace Rule 4350(a), NASDAQ-listed non-U.S. companies that are categorized as “Foreign Private Issuers” may follow home country corporate governance practices in lieu of the requirements of Rule 4350, provided that the foreign private issuer complies with certain mandatory sections of Rule 4350, discloses each requirement of Rule 4350 that it does not follow and describes the home country practice followed in lieu of such requirement. The requirements of Rule 4350 and the Argentine corporate governance practices that the Company follows in lieu thereof are described below:

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
Rule 4350(b)(1)(A) - Distribution of Annual and Interim Reports.	In lieu of the requirements of Rule 4350(b)(1)(A), we follow Argentine law, which requires that companies make public an annual report in Spanish, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Argentine National Securities Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires within 42 calendar days of the end of each fiscal quarter. The Bolsa de Comercio de Buenos Aires publishes the annual reports and interim reports in the CBA bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the Securities and Exchange Commission (the “SEC”). We also post the English language translation of our annual reports and quarterly press releases on its website. Furthermore, under the terms of the Deposit Agreement, dated November 10, 2000, among us, The Bank of New York, as depositary, and owners of American Depositary Sharess

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of their annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

Rule 4350(c)(1) - Majority of Independent Directors.	In lieu of the requirements of Rule 4350(c)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as the Company must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

Rule 4350(c)(2) - Executive Sessions of the Board of Directors.	In lieu of the requirements of Rule 4350(c)(2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the Board of Directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics) which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its by-laws.

Rule 4350(c)(3) - Compensation of Officers.	In lieu of the requirements of Rule 4350(c)(3), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the Company.

Rule 4350(c)(4) - Nomination of Directors.	In lieu of the requirements of Rule 4350(c)(4), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
Rule 4350(d)(1) - Audit Committee Charter.	In lieu of the requirements of Rule 4350(d)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee’s charter.

Rule 4350(d)(2) - Audit Committee Composition.

Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. See “Item 6. Directors, Senior Management and Employees.”

On May 24, 2004, the Board of Directors officially announced the formation and composition of the Audit Committee provided in Section 15 of the Regime of Transparency in Public Offerings and approved pursuant to Decree No. 677/01 and Section 13 of Resolution No. 400. As of December 2005, the Audit Committee is composed by three members, Our audit committee consists of three members: Abraham Perelman, Gabriel Adolfo Gregorio Reznik and Andrés Olivos. The first two are independent, and the third, Andrés Olivos, who is an executive officer of Parque Arauco, one of our affiliates, does not qualify as independent under the Sarbanes-Oxley Act. We have notified the NASDAQ of this fact in a written statement dated July 27, 2005 and is our intention to designate a fully independent director as soon as a suitable replacement can be found. One member of the Audit Committee, Andrés Olivos, qualifies as a “financial expert” within the meaning of Item 16A of the Form 20-F. See “Item 16A. Audit Committee Financial Expert.”

In addition, the Company has a supervisory committee (“comision fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

Rule 4350(f) - Quorum.	In lieu of the requirements of Rule 4350(f), the Company follows Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
meeting, except for certain fundamental matters (such as mergers and spin-offs (when the Company is not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote.

Rule 4350(g) - Solicitation of Proxies.	In lieu of the requirements of Rule 4350(g), the Company follows Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the supervisory committee (“comision fiscalizadora”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our American Depositary Shares holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 4350(h) - Conflicts of Interest	In lieu of the requirements of Rule 4350(h), the Company follows Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps. 300,000). Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

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

See Item 3: “Key Information – Exchange Rates”

Export of Capital, including the availability of cash or cash equivalents

From 1989 to December 3, 2001, there were no exchange controls restricting the peso-U.S. Dollar translation or the remittance of U.S. Dollars abroad. In compliance with the economic measures set forth by the Government by means of Decree No. 1570/2001 dated December 3, 2001 and subsequent amendments thereto, aimed at protecting the integrity of the Argentine financial system, money could not be transferred abroad, unless expressly authorized by the Argentine Central Bank.

For purposes of accessing the funds deposited with financial institutions, clients were allowed to make electronic transfers between accounts of the same institution or others and in favor of the same holder or other persons; pay expenses by means of debit cards, checks, automatic debits and credit cards. Additionally, the Decree declared that new foreign currency deposits can only be received as time deposits, and no demand accounts denominated in foreign currency may be opened. Such restrictions were later relaxed and deposits of foreign currency in savings accounts (“cajas de ahorro”) by residents were allowed. Law No. 25,561 declared a public emergency in social, economic, administrative, financial and foreign exchange market matters, delegating to the Argentine executive branch until December 10, 2003, the powers to reorganize the financial, banking and foreign exchange system, reactivate the performance of the economy and improve the employment level and distribution of income, focusing on a program for the development of regional economies, creating the conditions for a sustainable economic growth, consistent with the public debt restructuring, and restructuring outstanding obligations affected by the new foreign exchange system. Such period was extended until December 31, 2005 by Law No. 25,792. Among other provisions, this law put an end to the convertibility system that had been in effect since April 1991, whereby pesos were convertible to US dollars at a rate of Ps. 1.00 per dollar.

As a consequence of the enactment of Decree 260/02, as of February 8, 2002 a single and free exchange market was implemented, through which all foreign currency exchange transactions are made. Exchange transactions are freely entered into by parties, but subject to the regulations and requirements set forth by the Central Bank. The Central Bank issued Communication “A” 3471, as amended, establishing restrictions or special requirements for exchange transactions. Lack of compliance with requirements and conditions shall result in the application of sanctions established by the Criminal Law Exchange Regime.

Such regulation has been modified several times and, therefore, only the most important provisions currently in force are mentioned below:

•	Argentine individuals and companies are authorized to buy up to US$ 2,000,000 per month;

•	the sale of foreign currency to non-residents, with the exception of international organizations, in an aggregate monthly amount exceeding US$ 5,000 shall also be previously authorized by the Central Bank, except when it is evidenced that the amounts used to purchase foreign currency (i) come from the payment of a resident to the non-resident which orders the transfer; and (ii) the payment is performed in relation to import, services, revenues or other commercial transfers for which the resident should have accessed to the exchange market in accordance to the exchange rules that regulated payments abroad to commercial account;

•	foreign currency exchange or arbitrage transactions with financial institutions located abroad must be previously authorized by the Central Bank, except where such financial institutions are located in countries which are members of the Basel Committee and have an international credit rating not lower than “A” granted by international rating agencies registered with the Central Bank, or where such transactions are entered into with branches of Argentine official banks located abroad;

•	future operations in regulated markets, options or forwards transactions and any other type of derivatives entered into and cancelled in Argentina and settled in local currency are not subject to any restriction, provided, however, that: (i) such operations do not contemplate any payment or transfer obligation of a resident to a foreign country; (ii) any inflow of foreign currency into the local exchange market for the purposes of such an operation by a non resident who is party to such a transaction is subject to a non-transferable deposit denominated in US dollars for an amount equal to 30% of the relevant transaction for a period of 365 days in accordance to such further conditions as indicated bellow (the “Non- Transferable Deposit”); and, (iii) transfer of foreign currency abroad by a non resident derived from such transactions involving an aggregate monthly amount exceeding US$ 5,000 shall also be previously authorized by the Central Bank.

•	Communication “A” 4285 dated January 17, 2005, relaxed restrictions on foreign currency transactions by abrogating the requirement of prior approval of the Central Bank for the execution of certain future and forward operations and for the access to the foreign exchange market for their cancellation. These operations include: (i) transactions executed by the financial system for the acquisition of certain time deposits having variable retribution; (ii) agreements for the coverage of foreign currencies and interest rates, (iii) agreements executed by exporters or importers for the coverage of commodity prices, as long as they are related to argentine foreign trade transactions; and (iv) the execution of external transactions in the form of Repos provided that they are executed for a term of at least 180 days. With the exception of inflows related to the external transactions in the form of Repos mentioned in (iv), any other inflow of foreign currency devoted to future or forward operations mentioned in (i) to (iii) is exempted from the obligation to constitute the Non- Transferable Deposit.

•	financial institutions must obtain prior authorization of the Central Bank in order to purchase any kind of asset, where the payment for such a transaction is made against delivery of foreign currency or any other kind of foreign denominated asset that is part of the General Exchange Position (Posición General de Cambios) (the “GEP”) of these financial institutions;

•	new imports of goods may be fully paid in advance, without consideration of the kind of good, as well as debts for imports with any maturity date;

•	access to the free and sole exchange market is allowed for payment of expired capital services originated in financial debts, except for financial entities subject to advance refinancings and rediscounts granted by the Central Bank and restructuring of its foreign debt (Decree No. 739/03 and Communication “A” 3940);

•	non-residents may have access to the exchange market for purposes of transferring funds in foreign currency collected in Argentina, originated from the amortization installments from national public bonds issued in foreign currency, to accounts in foreign banks;

•	there are no restrictions to make payments abroad for services rendered by non-residents on any basis (freight, insurance, royalties, technical advise, fees, etc.);

•	transfers abroad for the payment of indebtedness of private entities (comprising both financial and non-financial institutions) and government owned entities; provided that they fulfill certain regulatory requirements-among others-such as (i) a sworn statement affirming the fulfillment of Communication “A” 3602 informative requirements; (ii) the possession of documents which evidence the genuineness of the operation being cancelled, i.e., the entry into the country of the finance proceed and/or its use to cancel the financial or commercial debt, etc.; (iii) the amounts to be transferred have been adjusted, as the case may be, in accordance to Decree 214/02 as amended; and (iv) the fact that the inflows have remained in the county for the legal minimum term (180 days until May 26, 2005 or 365 for funds entered into after that date) has been verified;

•	effective as of January 8, 2003, Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements of local companies without prior Central Bank approval and transfers of funds abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement from the Superintendencia de Seguros de la Nación or the Superintendent of Insurance Board (the regulatory authority on insurance matters) with respect to the reason and amount to be transferred;

•	there is an obligation to enter the funds received as payment for the export of goods and services into the exchange market and to convert them into local currency within a time limit established by the Ministry of Economy and Production;

•	foreign currency obtained from the collection of exports corresponding to bills of lading shall be sold at the reference exchange rate when the foreign currency so obtained was not clear at the exchange market within the applicable legal terms, in accordance with applicable regulation.

•	before September 2005, inflows of foreign currency which would be applied to export advances and prefinancing were allowed into the local exchange market avoiding the non-transferable deposit requirement established by Decree No. 616/2005, issued on June 10, 2005 by providing a sworn statement stating that foreign funds would be used for a specific purchase transaction entered into with the buyer. Subsequently, the BCRA by means of the Communication “A” 4415 substituted the sworn statement requirement with the exhibition of the shipping contract involved in said transaction. Later, on November 22, 2005 BCRA’s Communication “A” 4443 relaxed this requirement exempting exporters from providing such documentary evidence if they proved that the inflow of funds would not exceed more than 25% of the amount they received during the last year for similar transactions.

The Government, through the Central Bank, holds control over capital inflows and outflows, enacting the applicable rules in this regard. Decree No. 616/2005, issued on June 10, 2005, established that inflows and outflows of foreign currency into the local exchange market, and indebtedness transactions incurred by local residents that may result in a foreign currency-denominated payment to non-residents, need to be registered with the Central Bank. Furthermore, as from May 26, 2005, the following situations will be subject to certain requirements and conditions: (a) inflows of funds derived from foreign borrowing by the private financial and non financial sector, and (b) inflows of foreign currency by non-residents for the purpose of (i) holding a position in local currency, (ii) purchasing financial debt or assets and (iii) investing in government bonds in the secondary market. In these situations, the following requirements must be met: (i) inflows must remain in Argentina for 365 days to be computed as from the day they were negotiated in the local exchange market; (ii) the funds involved in the transactions covered by this decree must be deposited in a local bank account; (iii) a non-transferable deposit denominated in US dollars for an amount equal to 30% of the relevant transaction has to be made with the resulting proceeds. This deposit will only be reimbursed after the expiration of a 365 term, cannot bear interest (nor yield any other type of profit) and may not be used as collateral in any credit transaction. Such requirements do not apply to: (a) foreign direct investment, (b) primary placement of publicly traded debt or equity securities listed in one or more exchange markets, and (c) foreign trade and export finance debt related transactions.

Subsequently, Resolution No. 365/2005 from the Ministry of Economy and Production established that non-resident capital inflows destined for the primary subscription of Argentine Central Bank notes and income derived from the sale by residents of foreign assets for an amount greater than US$ 2 million per month, will also be subject to the aforementioned requirements.

Moreover, said resolution provided certain exemptions to the requirement of making the non-transferable deposit requirement such as: (i) inflows derived from borrowings extended by multilateral and bilateral financial institutions and official credit agencies, and (ii) inflows derived from financial borrowings extended by foreign creditors, so long as they are devoted to investments in non-financial assets and the borrowed amounts are repaid at least 24 months after they were granted. However, neither Resolution No. 365/2005 nor the relevant Central Bank Communications contain any definition or example as to what would constitute a non-financial asset that would fall under the said exception. Therefore, inflows of foreign currency derived from loans extended by foreign creditors to residents devoted to finance the acquisition or the construction of any real estate property are likely to be subject to the non-transferable deposit requirement even if such borrowings are to be repaid no earlier than 24 months after they were granted.

By contrast, according to Communication “C” 43075 dated September 26, 2005, inflows of foreign currency caused by a non-resident and devoted to the cancellation of payment obligations under a purchase agreement (including installment payments thereof) concerning a real estate property under construction may be registered as foreign direct investments provided that certain conditions are met.

Finally, Resolution No. 637/2005 from the Ministry of Economy and Production dated November 16, 2005 established that any inflow of foreign currency to the local exchange market devoted to the primary subscription of notes, bonds or participation certificates issued by the trustee of a trust, regardless of the channels in which they are traded (public or private offerings, or listings in self-regulated markets) is subject to the non-transferable deposit requirement established by Decree 616/2005 if such requirement would be deemed applicable to the acquisition of the underlying assets of the trust.

Reporting requirements on Direct Investments

On March 4, 2005 the Argentine Central Bank issued Communication “A” 4305 that regulates the reporting system of direct investments and real estate investments carried out by non-residents in Argentina and by Argentine residents abroad, which had been implemented through Communication “A” 4237 dated November 10, 2004.

Direct investments in Argentina of non-Argentine residents

Non-Argentine residents are compelled to comply with the reporting regime if the value of their investments in Argentina reaches or surpasses the equivalent of US$ 500,000 – measured in terms of the net worth of the company in which they participate or fiscal value of the real estate owned. If the investments do not reach such amount, the compliance with such regime is optional.

According to Communication “A” 4237, companies in which non-Argentine residents participate in and administrators of real estate pertaining to non-Argentine residents are those obliged to comply with the reporting regime.

Direct investments made abroad by Argentine residents

Argentine investors are compelled to comply with the reporting regime if the value of their investments abroad reaches or surpasses the equivalent of US$ 1,000,000 – measured in terms of net worth of the company in which they participate or the fiscal value of the real estate they own.

If the value of those investments abroad does not exceed the equivalent of US$ 5,000,000, the declaration could be carried out annually instead of semiannually. If the investments do not reach the equivalent of US$ 1,000,000, the compliance with such regime is optional.

The first declarations will correspond to the semester ended on December 31, 2004, and will have to be filed within 90 calendar days as of such date.

Conclusions:

While the foreign exchange market system in Argentina has become increasingly flexible under recent regulations, Decree No. 616/2005 severely deters short term inflows of foreign currency which are presumed to be of a speculative nature. Such determination on the part of the government is associated also to another short term economic policy goal and combined measures aimed at pegging or reasonably adjusting the United States Dollar value around Ps. 3 per US$ dollar. We cannot assess whether these policies will be maintained in the longer run and how changes made therein may affect the economy and our business perspectives. Furthermore, we cannot predict how changes in the evolution of the world economy and commodity prices which constitutes an important part of Argentina’s exports may influence exchange rates and control policies. Moreover, failure of the government to comply with financial commitments with the IMF or failure to reach an agreement with said institution may have an impact on the foreign exchange system. No assurance can be made as to the extent to which all such factors may lead to future restrictions that might further tighten foreign exchange controls or otherwise change the current foreign exchange system.

E. Taxation

United States taxation

The following summary describes the material United States federal income tax consequences of the ownership of shares and American Depositary Shares as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders (as defined below) that purchase the shares or American Depositary Shares as capital assets This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding the shares or American Depositary Shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of the voting stock of our company;

•	an investor in a pass-through entity; or

•	a United States person whose “functional currency” is not the United States Dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions there under as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary (the “Depositary”) to us and assumes that the deposit agreement governing the American Depositary Shares, and all other related agreements, will be performed in accordance with their terms.

IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR AMERICAN DEPOSITARY SHARES YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

“U.S. Holder” means a beneficial owner of a share, or American Depositary Shares that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate or the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons has authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds shares or American Depositary Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or American Depositary Shares, you should consult your tax advisors.

American Depositary Shares

In general, for United States federal income tax purposes, U.S. Holders of American Depositary Shares will be treated as the owners of the underlying shares that are represented by the American Depositary Shares. However, the United States Treasury has expressed concerns that parties to whom depositary shares are released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American Depositary Shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each discussed below, could be affected by actions taken by parties to whom the American Depositary Shares are released. Deposits or withdrawals of shares by U.S. Holders for American Depositary Shares will not be subject to United States federal income tax.

Distributions on Shares or American Depositary Shares

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of distributions on the shares or American Depositary Shares, (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the American Depositary Shares depositary, in the case of American Depositary Shares. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the code.

With respect to non-corporate United States investors, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or American Depositary Shares backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our American Depositary Shares (which are listed on the NASDAQ), but not our Shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our Shares that are not backed by American Depositary Shares currently meet the conditions required for these reduced tax rates. There can be no assurance that our American Depositary Shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

The amount of any dividend paid in Pesos will equal the United States Dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of shares, or by the American Depositary Shares depositary, in the case of American Depositary Shares, regardless of whether the Pesos are converted into United States Dollars. If the Pesos received are not converted into United States Dollars on the day of receipt, you will have a basis in the Pesos equal to their United States Dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares or American Depositary Shares will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

•	have held American Depositary Shares or Shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on American Depositary Shares or shares.

The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the American Depositary Shares or Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the American Depositary Shares or Shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Argentine withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of shares or American Depositary Shares, you generally will recognize capital gain or loss equal to the difference between the United States Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or American Depositary Shares, determined in United States Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or American Depositary Shares for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of an ADR or Share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company Rules

The Company has not made a determination as to whether it is, or may be, a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the fiscal year ending June 30, 2005. Because the determination of whether we are a PFIC is an annual determination based upon the composition of our assets and income, it is possible that we may be a PFIC in the current year or that we may become a PFIC in the future. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. If we are or become a PFIC, United States holders of our shares or American Depositary Sharess will be subject to certain United States federal income tax rules which will have negative consequences on them such as additional tax and an interest charge upon certain distributions or upon sales or other disposition of our shares or American Depositary Sharess at a gain, as well as reporting requirements.

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

The determination of whether we are a PFIC is made annually. If we are a PFIC for any taxable year during which you hold shares or American Depositary Shares in our company, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our shares or American Depositary Shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such shares or American Depositary Shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shortest of the three preceding taxable years or your holding period for the equity interests will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the equity interests, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the American Depositary Shares because the American Depositary Shares will be listed on the NASDAQ, which constitutes a qualified exchange under the regulations, although there can be no assurance that the American Depositary Shares will be regularly traded. You should note that only the American Depositary Shares and not the shares are listed on the NASDAQ. The shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The American Depositary Shares or shares would need to be regularly traded on such exchanges in order for the American Depositary Shares or shares to be potentially eligible for the mark-to-market election.

If we are a PFIC in any taxable year in which you hold our shares or American Depositary Shares, but you do not make a mark-to-market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark-to-market election in your particular situation.

If you make an effective mark-to-market election, you will include in income each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your PFIC shares or American Depositary Shares at the end of the taxable year over your adjusted tax basis in the shares or American Depositary Shares and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of such shares or American Depositary Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the shares or American Depositary Shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the shares or American Depositary Shares will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or American Depositary Shares are no longer regularly traded on a qualified securities exchange or the Internal Revenue Service (“IRS”) consents to the revocation of the election. Mark-to-market inclusions and deductions will be suspended during taxable years in which are not a PFIC, but would resume if they subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

Alternatively, a United States Holder of shares or American Depositary Shares in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

A United States Holder who owns shares or American Depositary Shares during any year that we are a PFIC must file IRS Form 8621.

You should consult your own tax advisors concerning the United States federal income tax consequences of holding the shares or American Depositary Shares if we are considered a PFIC in any taxable year.

Argentine Personal Assets Taxes

Amounts paid on account of the Argentine Personal Assets Taxes, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

Information Reporting and Backup Withholding

In general, information-reporting requirements will apply to distributions on shares or American Depositary Shares and to the proceeds of sale of a share or American Depositary Shares paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipients (such as a corporation). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the IRS.

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the American Depositary Shares by an individual holder that is not domiciled or resident in Argentina and a legal entity that is not organized under the laws of Argentina and does not have a permanent establishment in Argentina or is not otherwise doing business in Argentina on a regular basis (a “Foreign Holder”). The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.

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

Taxation of Capital Gains

Pursuant to Decree No. 2,284/91 gains on sales or other dispositions of shares or American Depositary Shares by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from income tax. Notwithstanding, if the foreign entity qualifies as an Offshore Taxable Entity and shares or American Depositary Shares are not listed, sales or other dispositions of such shares or American Depositary Shares are taxable at the rate of 17.5%.

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

Gains on sales or other dispositions of listed shares or American Depositary Shares by resident individuals are currently exempt from taxation. In the case of non-listed shares or American Depositary Shares its sale or other dispositions are taxable at the rate of 9% up to 15%, but the losses generated by such transactions may only be offset against income from the same type of transactions.

Gains on the sale or other dispositions of shares or American Depositary Shares by Argentine entities are subject to Argentine income tax at the fixed rate of 35% but the losses generated by such transaction may only be offset against income from the same type of transactions.

Notwithstanding the foregoing, on July 3, 2003, the Attorney of the Argentine Republic Treasure has passed Judgment No. 351/03 in which interprets that, as from the enactment of Law No. 25,556, the provisions of the income tax law that taxed capital gains arising from unlisted shares obtained by resident individuals or Offshore Taxable Entities are no longer in force because they have been implicitly abrogated. No assurance can be given on the applicable regime. As of today no fiscal authorities or court have interpreted this judgment.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF THE SHARES OR AMERICAN DEPOSITARY SHARES.

Value Added Tax

The sale, exchange, disposition, or transfer of shares or American Depositary Shares is not subject to Value Added Tax.

Personal Assets Tax

Law No. 25,585 issued on April 24, 2002 and published in the Official Gazette on May 15, 2002 (and applicable to personal assets held as of December 31, 2002) introduces amendments to Law No. 23,966 and imposes the personal assets tax on shares and American Depositary Shares held by individuals and undivided estates domiciled or located in Argentina or abroad and legal entities not domiciled in Argentina, separately from other assets.

This amendment imposes the obligation to pay the personal assets tax on the Argentine private issuer of the shares and American Depositary Shares, and authorizes it to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment. The tax is levied on the proportional equity value of the shares as reflected in the most recent balance sheet closed as of December 31 of the taxable year, at the rate of 0.5% without any non-taxable minimum being applicable.

At the Shareholder’s Ordinary and Extraordinary General Meeting held on October 22, 2004, the shareholders approved taxes on personal assets and the absorption of such tax by the Company for the years 2002 and 2003.

There can be no assurance that in the future this tax will be absorbed by the Company.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, shares and American Depositary Shares issued by entities subject to such tax are exempt from paying the IGMP.

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

In the city of Buenos Aires, the stamp tax has been repealed for all those acts that do not imply an onerous conveyance of real property. However, most provincial tax authorities maintain this tax in effect for all acts in general; therefore, the instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the shares or American Depositary Shares, executed in other jurisdictions, or with effects in those jurisdictions, could be deemed to be subject to this tax.

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the shares or American Depositary Shares in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the city of Buenos Aires.

Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. No Argentine tax is imposed on the deposit or withdrawal of shares in exchange for American Depositary Shares. Other than the taxes discussed above, no other Argentine taxes are applicable to an investment in shares or American Depositary Shares. At present, there is no national tax specifically applicable to the transfer of securities.

Tax Treaties

Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States.

F. Dividends and Paying Agents

This section is not applicable.

G. Statement by Experts

This section is not applicable.

H. Documents on Display

We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.apsacc.com.ar. You may request a copy of these filings at no cost, by writing to: finanzas@altopalermo.com.ar or calling the office at +54(11) 4323-7440.

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

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any institution. Our investment portfolio primarily consists of money market mutual funds and short term deposits. As of June 30, 2005 we had cash and cash equivalents of Ps. 49.7 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term, medium-term and long-term debt used to maintain liquidity and fund for our business operations.

Our medium and long term debts are the following:

•	Convertible Note

•	Syndicated Loan

•	Deutsche Bank Loan

The Convertible Note expense is not sensitive to changes to the general level of interest rates because it bears interest at fixed rate. This Convertible Note matures on July 2006 and the convertibility condition is deep in the money. Its intrinsic value is 6.98 US$ per 1 US$ face value. Due to this fact its present value is not sensitive to interest rate curve movements.

The Syndicated Loan is structured in two tranches. The first one accrues a fixed rate of 7.875% and the second one pays a floating interest rate (“Tasa de encuesta corregida” index) + 300 Bps. The current level of “Tasa de encuesta corregida” index is 4.02%. This index arises from a daily survey realized by the Central Bank as a benchmark of short term cost of funds of banking system. It usually is used for calculating interest in structured loans. A positive shift of 100 Bps in this index implies an increase in interest expenses of U$S 86.500.

The Libor based Loan bears Libor + 325 Bps. A positive shift of 100 Bps in this index implies an increase in interest expenses of US$ 60.000 annually.

For our long term debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates. As of November 30, 2005 there are not further long term obligations with maturities after fiscal year 2008.

	June 30, 2005 Expected Maturity Date (U.S.$ Equivalent in million)
Liabilities	FY2006	FY2007		FY2008	FY2009	FY2010	Total	Fair Value
Fixed Rate Debt (US$). Principal Payment (1)		47.3			—		47.3	330.2
Average interest rate		10%
Syndicated Loan (Pesos). Principal Payments (2) (3)	8.7	8.7		—	—		8.7	8.7
Average interest rate (2) (3) (4)	7.875%	7.02	%(3)
Floating Rate Debt (US$). Principal Payments (5)	3.0	3.0					6.0	6.0
Average interest rate (5)	7.895%	8.162%

(1)	It corresponds to Convertible Note.

(2)	Peso-denominated loans were converted to U.S. Dollar at an exchange rate of Ps. 2.887 per Dollar.

(3)	Syndicated Loan structured in two tranches: the first one accrues a fixed rate of 7.875% and the second one pays a floating interest rate (“Tasa de encuesta corregida” index) + 300 Bps.

(4)	“Tasa de encuesta corregida” interest rate index is based on current level..

(5)	It bears Libor interest rate + 325 Bps. The average interest rate was estimated from implied forward rates.

As a matter of policy, from time to time, we use derivative instruments only to minimize our financing costs. However, there can be no assurance that such risks would be managed in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for trading or speculative purposes.

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

The primarily economic change implemented by the Argentine government in January 2002 was the announcement of the devaluation of the Peso. Most of our lease contracts and most of our liabilities were denominated in U.S. Dollars. Decree No. 214/02 and Decree No. 762/02 mandatorily converted into Pesos all monetary obligations in U.S. Dollars entered into between parties under Argentine Law. Consequently, all of our leases and most of our liabilities were pesified at a one-to-one exchange rate and, additionally, those leases and liabilities would be adjusted by the CER index (a daily compounding of the Consumer Price Index).

Due to the end of the Convertibility Plan and our issuance of Convertible Notes denominated in U.S. Dollars, our foreign exchange exposure has increased considerably. Currently all of our revenues are derived from our operations in Argentina and foreign exchange volatility will probably affect our Peso-denominated revenues, making it more burdensome for us to pay our Dollar-denominated debt.

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

Due to the fact that our income stream is basically in pesos our exposure to foreign exchange risk is derived from our liabilities. To see our exposure to such Dollar denominated liabilities please refer to the above table.

ITEM 12.	Description of Securities Other than Equity Securities

This section is not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

Neuquén Project

On July 6, 1999 APSA acquired 94.6% ownership of Shopping Neuquén S.A. for Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were originally scheduled to be paid on or before July 5, 2001 or at the completion of the construction of the shopping center, whichever happened first. We clarify that said amounts are in Pesos according to the emergency legislation in force. See Item 3.D. “Risks Factors”. However, Shopping Neuquén S.A.’s former shareholders have challenged the constitutionality of such legislation, and no final decision has been issued. As of November 30, 2005 the purchase price balance remains unpaid.

Shopping Neuquén S.A.’s sole asset is a plot of land of approximately 50,000 square meters on which a shopping center is proposed to be built. The proposed project contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex none of which have been commenced.

Legal issues with Shopping Neuquén S.A’s former shareholders

On August 15, 2003 APSA was informed that the former shareholders of Shopping Neuquén S.A., who had a 85.75% interest, filed a complaint against APSA seeking recovery of the purchase price balance, interest and legal costs. In September 2003, APSA answered the complaint opposing several defenses such as, plaintiffs’ non-compliance with their duties under the contract and the pesification of the purchase price balance according to the emergency legislation. Moreover, APSA filed a counterclaim alleging there should be a readjustment of the effects of the contract which became excessively burdensome for unforeseeable reasons given the 2001 economic, social and political crisis. In November 2003 the plaintiffs replied to APSA’s counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus APSA’s contract readjustment claim was inadmissible. As of November 30, 2005 the trial is under discovery stage.

Legal issues with the Municipality of Neuquén

In June 2001 Shopping Neuquén S.A. filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already performed by Shopping Neuquén S.A. would be lost and accrued in favor of the Municipality of Neuquén, leaving Shopping Neuquén S.A. with no right to compensation.

On January 21, 2003 Shopping Neuquén S.A. submitted its response to the Decree 1437/02 requesting its revocation. It also requested permission to submit a new construction timetable, which would be prepared in accordance with the current situation of the project, including reasonable short and medium term projections. The Municipal Executive issued Decree 585/2003 rejecting this. On June 25, 2003 Shopping Neuquén S.A. filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén S.A. had expired. The decision, however, is not final. APSA filed an appeal but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible APSA will file an appeal directly with the Federal Supreme Court.

Shopping Neuquén S.A. is currently seeking to negotiate with the Municipality of Neuquén the terms of an agreement that might permit reactivation of the proposed development. Nevertheless, we cannot give you any assurance that APSA will be able to achieve such an agreement on commercially reasonable terms, if at all, and if APSA cannot, the Municipality of Neuquén would be entitled to request the restitution of the property and APSA will likely lose all or substantially all of its investment which amounts to Ps. 10 million.

We maintain a provision of Ps. 2.3 million which represents our best estimate of the probable loss to be incurred in connection with these claims.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

This section is not applicable.

ITEM 15.	Controls and Procedures

As of the end of fiscal year 2005, we carried out an evaluation of the controls and procedures of our company with the participation of our Chief Executive Officer and Chief Financial Officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Furthermore, the evaluation found no significant changes in our internal controls that Materially affected, or are reasonably likely to materially affect our internal controls.

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

Our audit committee consists of three members who were appointed on December, 2005: Abraham Perelman, Gabriel Adolfo Gregorio Reznik and Andrés Olivos. The first two are independent, and the third, Andrés Olivos, who is an executive officer of Parque Arauco, one of our shareholders, does not qualify as independent under the Sarbanes-Oxley Act. We have notified the NASDAQ of this fact in a written statement dated July 27, 2005 and is our intention to designate a fully independent director as soon as a suitable replacement can be found.

The board of directors named Andrés Olivos as the financial expert in accordance with the relevant SEC rules.

B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. On date July 25 2005, our Code of Ethics was amended by our Board of Directors. The reformed Code was informed by means of a 6K Form filing on August 1, 2005. Our code of ethics is available on our web site at www.apsacc.com.

An Ethics Committee comprised by three members of the board of directors how will be responsible for the solution of issues related to the Code of Ethics for Directors and officers and shall determine the appropriate disciplinary action for any violation of such Code of Ethics.

If we make any substantive amendment to the code of ethics, we will disclose the nature of such amendment on our website, www.apsacc.com or in our next Form 20-F. If we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such waiver in a Form 6-K or in our next Form 20-F.

C. Principal Accountant Fees and Services

Audit Fees

During fiscal years ended June 30, 2005 and 2004, we were billed for a total amount of Ps. 0.6 million and Ps. 0.4 million respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During fiscal years 2005 we were not billed for professional services rendered by our principal accountants related to the performance of the audit or review of our financial statements, not included in the Audit Fees category. During fiscal year 2004, we were billed for a total amount of Ps. 5,000.

Tax Fees

During fiscal years ended June 30, 2005 and 2004, we were billed for a total amount of Ps. 56,200 and Ps. 47,000 respectively, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal years ended June 30, 2005 and 2004, we were billed for a total amount of Ps. 21,000 and Ps. 5,600 respectively, for professional services rendered by our principal accountants mainly including fees related to courses.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee approves, in advance, the engagement of auditors and their fees for audit and non-audit services pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Our Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give it opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

Require any additional and complementary documentation related to this analysis.

•	Verify the independence of the external auditors;

•	Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

•	Inform the fees billed by the external auditor, separating the services related to the Audit Committee and other special services that could be not included as fees related to the Audit Committee;

•	Take notice of any strategy proposed by of the external auditors and review it in accordance with the reality other business and the risks involved;

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

•	Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency;

•	Evaluate the performance of external auditors and their opinion regarding the Financial Statements.

D. Exemption from the Listing Standards for Audit Committees

As of December 23, 2005, our audit committee consists of three members Abraham Perelman, Gabriel Adolfo Reznik and Andrés Olivos. The first two are independent under Rule 10A-3(b) of the Securities Exchange Act of 1934, as amended, and the third, Andrés Olivos, who is an executive officer of Parque Arauco, one of our affiliates, does not qualify as independent under the Sarbanes-Oxley Act. We have notified the NASDAQ of this fact in a written statement dated July 27, 2005 and of our intent to designate a fully independent director as soon as a suitable replacement can be found.

E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2003, 2004 and 2005.

PART III

ITEM 17.	Financial Statements

Our Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-73.

ITEM 19.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

2.1.1*	Form of Deposit Agreement among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.1.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.1.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP

2.2.1*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of the Company’s 14.875% Notes due 2005.

2.2.2*	Summary Description of the principal terms of the U.S.$ 40 million loan agreement between the Company and Banco de la Provincia secured by a mortgage on Patio Bullrich.

4.1**	Agreement for the exchange of Corporate Service.

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982)

**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC FILE NUMBER: 000-30982).

***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC FILE NUMBER: 000-30982) reported on August 1, 2005.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filling on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALTO PALERMO S.A. (APSA)

By:	/s/ Alejandro Elsztain
Name:	Alejandro Elsztain
Position:	Director and Chief Executive Officer
Date:	December 23, 2005

S-1

Alto Palermo S.A. (APSA)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Alto Palermo S.A. (APSA)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By	/s/ Andrés Suárez (Partner)
Andrés Suárez

Buenos Aires, Argentina

September 7, 2005, except for Note 17,

as to which the date is December 23, 2005

Alto Palermo S.A. (APSA)

Consolidated Balance Sheets

as of June 30, 2005 and 2004

(In Argentine Pesos, except as otherwise indicated)

	2005		2004
ASSETS
Current Assets
Cash and banks (Notes 4.a and 18.f)	Ps.	24,961,116	Ps.	43,925,295
Investments (Notes 4.b and 18.f)		41,712,702		31,348,394
Accounts receivable, net (Note 4.c)		56,195,415		26,978,691
Other receivables and prepaid expenses (Notes 4.d and 18.f)		32,075,756		23,842,543
Inventory (Notes 4.e and 18.e)		888,118		780,323

Total current assets		155,833,107		126,875,246

Non-Current Assets
Accounts receivable, net (Note 4.c)		7,698,839		2,749,405
Other receivables and prepaid expenses, net (Note 4.d)		11,402,424		38,914,765
Inventory, net (Notes 4.e and 18.e)		49,463,083		43,401,281
Fixed assets, net (Note 18.a)		981,266,154		895,140,242
Investments, net (Note 4.b)		20,064,809		20,608,826
Intangible assets, net (Note 18.b)		5,289,732		1,918,529

Subtotal		1,075,185,041		1,002,733,048

Goodwill, net (Note 18.c)		16,876,670		21,703,468

Total non-current assets		1,092,061,711		1,024,436,516

Total Assets	Ps.	1,247,894,818	Ps.	1,151,311,762

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f. and 18.f)	Ps.	49,992,145	Ps.	31,824,357
Short-term debt (Notes 4.g and 18.f)		56,417,505		95,587,742
Salaries and social security payable (Note 4.h)		8,443,939		5,743,776
Taxes payable (Note 4.i.)		10,994,872		7,179,150
Customer advances (Notes 4.j and 18.f)		36,306,564		19,332,276
Related parties (Notes 6 and 18.f)		3,760,530		8,432,719
Dividends payable (Note 6)		39,000		337,678
Other liabilities (Note 4.k)		10,575,022		5,638,796

Total debts		176,529,577		174,076,494

Provisions (Notes 4.l and 18.d.)		2,032,500		—

Total current liabilities		178,562,077		174,076,494

Non-Current Liabilities
Trade accounts payable (Notes 4.f and 18.f)		1,870,602		2,864,961
Long-term debt (Notes 4.g and 18.f)		175,139,901		145,064,875
Taxes payable (Note 4.i)		8,463,670		9,299,995
Customer advances (Note 4.j)		39,264,344		27,546,293
Related parties (Notes 6 and 18.f)		1,732,200		—
Other liabilities (Note 4.k)		13,829,834		701,691

Total debts		240,300,551		185,477,815

Provisions (Notes 4.l and 18.d)		10,606,121		5,995,698

Total non-current liabilities		250,906,672		191,473,513

Total Liabilities		429,468,749		365,550,007

Minority interest		27,418,496		15,388,057

SHAREHOLDERS’ EQUITY		791,007,573		770,373,698

Total Liabilities and Shareholders’ Equity	Ps.	1,247,894,818	Ps.	1,151,311,762

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Income for the years ended June 30, 2005, 2004 and 2003

(In Argentine Pesos, except as otherwise indicated)

	2005		2004		2003
Revenues	Ps.	230,157,321	Ps.	143,250,046	Ps.	114,215,423
Costs (Note 18.e.)		(91,844,601)		(71,998,172)		(67,574,867)

Gross profit		138,312,720		71,251,874		46,640,556

Selling expenses (Note 18.g.)		(24,606,570)		(9,826,839)		(17,593,537)
Administrative expenses (Note 18.g.)		(32,043,086)		(20,720,934)		(18,227,482)
Net income (loss) in credit card trust		423,508		260,941		(4,077,136)
Torres de Abasto unit contracts´ rescissions		—		—		9,682

Operating income		82,086,572		40,965,042		6,752,083

Equity loss from related companies		(706,619)		(1,126,516)		(12,072,175)
Amortization of goodwill (Note 18.c.)		(4,826,798)		(4,826,542)		(4,827,055)
Financial results, net (Note 7)		2,411,200		7,324,781		118,641,137
Other (expense) income, net (Note 8)		(8,047,725)		(6,629,767)		13,271,869

Income before taxes and minority interest		70,916,630		35,706,998		121,765,859

Income tax expense (Note 14)		(33,615,874)		(16,311,318)		(46,755,101)
Minority interest		(4,045,356)		(558,140)		2,339,847

Net income	Ps.	33,255,400	Ps.	18,837,540	Ps.	77,350,605

Earnings per share (Note 13):
Basic net income per common share	Ps.	0.04	Ps.	0.03	Ps.	0.11
Diluted net income per common share	Ps.	0.02	Ps.	0.02	Ps.	0.03

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2005, 2004 and 2003

(In Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions								Appraisal revaluation (Note 3.e.)		Legal reserve (Note 5.c.)		(Accumulated deficit)/Retained earnings		Shareholders’ equity
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.b.)		Additional paid-in-capital		Total
Balances as of June 30, 2002	Ps.	70,000,000	Ps.	84,620,426	Ps.	522,803,958	Ps.	677,424,384	Ps.	3,952,571	Ps.	4,401,179	Ps.	(4,362,374)	Ps.	681,415,760
Conversion of debt into common stock		482,974		483		1,085		484,542		—		—		—		484,542
Net income for the year		—		—		—		—		—		—		77,350,605		77,350,605

Balances as of June 30, 2003	Ps.	70,482,974	Ps.	84,620,909	Ps.	522,805,043	Ps.	677,908,926	Ps.	3,952,571	Ps.	4,401,179	Ps.	72,988,231	Ps.	759,250,907

Conversion of debt into common stock		2,285,251		—		—		2,285,251		—		—		—		2,285,251
Increase in legal reserve		—		—		—		—		—		3,649,412		(3,649,412)		—
Cash dividends		—		—		—		—		—		—		(10,000,000)		(10,000,000)
Net income for the year		—		—		—		—		—		—		18,837,540		18,837,540

Balances as of June 30, 2004	Ps.	72,768,225	Ps.	84,620,909	Ps.	522,805,043	Ps.	680,194,177	Ps.	3,952,571	Ps.	8,050,591	Ps.	78,176,359	Ps.	770,373,698

Conversion of debt into common stock		5,274,138		—		—		5,274,138		—		—		—		5,274,138
Increase in legal reserve		—		—		—		—		—		941,877		(941,877)		—
Cash dividends		—		—		—		—		—		—		(17,895,663)		(17,895,663)
Net income for the year		—		—		—		—		—		—		33,255,400		33,255,400

Balances as of June 30, 2005	Ps.	78,042,363	Ps.	84,620,909	Ps.	522,805,043	Ps.	685,468,315	Ps.	3,952,571	Ps.	8,992,468	Ps.	92,594,219	Ps.	791,007,573

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2005, 2004 and 2003

(In Argentine Pesos, except as otherwise indicated)

	2005		2004		2003
Cash flows from operating activities:
Net income for the year	Ps.	33,255,400	Ps.	18,837,540	Ps.	77,350,605
Adjustments to reconcile net income to cash flows from operating activities:
Financial results		(4,273,706)		5,829,797		(119,808,435)
Depreciation and amortization		63,433,541		58,404,539		61,383,237
Impairment of long-lived assets		—		—		5,222,763
Recovery of impairment of long-lived assets		(13,093,117)		(25,630,600)		(15,696,125)
Gain from sale of intangible assets		—		—		(2,097,878)
Provision for contingencies		2,022,505		2,174,327		2,120,862
Charge (recovery) of allowance for doubtful accounts		2,883,259		(1,045,008)		10,341,917
Gain on redemption of loans		(1,853,639)		(784,560)		—
Loss (gain) on early redemption of Senior Notes		213,228		—		(25,192,889)
Equity loss from related companies		706,619		1,126,516		12,072,175
Other provisions		8,972,416		4,776,171		3,600,436
Tax amnesty plan for gross sales tax		—		2,121,888		—
Net loss (income) in credit card trust		1,047,546		(78,336)		972,235
Minority interest		4,045,356		558,140		(2,339,847)
Income tax		33,615,874		16,311,318		46,755,101
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable		(46,410,340)		(10,103,933)		(12,941,199)
Increase in other receivables and prepaid expenses		(11,972,767)		(4,755,013)		(423,711)
Increase in intangible assets		(2,173,880)		(598,651)		(613,624)
Decrease in investments		—		—		722,687
(Increase) decrease in inventory		(641,492)		(24,928)		546,408
Increase (decrease) in trade accounts payable		15,265,076		11,600,995		(169,228)
Increase (decrease) in customer advances		25,367,124		10,348,326		(598,675)
Decrease in taxes payable		(6,693,227)		(7,043,413)		(6,216,716)
Increase in salaries and social security payable		2,497,217		1,960,750		2,371,125
Increase (decrease) in provision for contingencies		347,348		(105,754)		(3,326,005)
Decrease in other liabilities		(7,089,728)		(4,999,828)		(128,185)
Increase in due to related parties		2,100,558		187,000		2,859,094
(Decrease) increase in accrued interest		(7,151,518)		538,576		6,130,730

Net cash provided by operating activities		94,419,653		79,605,859		42,896,858

Cash flows from investing activities:
Acquisition of fixed assets		(50,607,966)		(21,674,602)		(2,447,987)
Payment for acquisition of subsidiary company, net of cash acquired		(4,163,271)		—		—
Net proceeds from sale of intangible assets		—		—		2,097,950
(Increase) decrease in investments		(6,024,728)		2,681,011		(2,981,305)

Net cash used in investing activities		(60,795,965)		(18,993,591)		(3,331,342)

Cash flows from financing activities:
Proceeds from short-term and long-term debt		83,667,000		300,000		67,902,176
Payment of short-term and long-term debt		(126,368,358)		(10,903,120)		(95,412,347)
Payment of loans granted by related parties		(6,925,340)		—		—
Proceeds from settlement of swap agreement		15,840,364		—		—
Dividends paid by subsidiaries to minority shareholders		(523,678)		—		—
Financing costs		—		—		(227,248)
Payment of cash dividends		(17,895,663)		(10,000,000)		—

Net cash used in financing activities		(52,205,675)		(20,603,120)		(27,737,419)

(Decrease) increase in cash and cash equivalents		(18,581,987)		40,009,148		11,828,097
Cash and cash equivalents as of the beginning of the year		68,296,467		28,287,319		16,459,222

Cash and cash equivalents as of the end of the year	Ps.	49,714,480	Ps.	68,296,467	Ps.	28,287,319

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2005, 2004 and 2003 (continued)

(In Argentine Pesos, except as otherwise indicated)

	2005		2004		2003
Supplemental cash flow information
Cash paid during the year for:
Interest	Ps.	30,790,090	Ps.	28,684,283	Ps.	17,919,674
Income tax		1,417,966		1,002,190		1,035,969

Non-cash activities:
Increase in inventory through a decrease in fixed assets		3,311,599		15,414,281		17,210
Retained interest in credit card receivables		13,976,125		11,103,478		2,057,275
Increase in fixed assets through an increase in trade accounts payable		925,609		—		—
Conversion of Convertible Notes into common shares		5,274,138		2,285,251		484,542
Increase in Trust debt securities through a decrease in credit card receivable		222,860		1,410,000		—
Liquidation of interest in credit card receivables		3,348,278		209,543		4,426,873
Increase in intangible assets through a decrease in fixed assets		2,126,183		—		—
Increase in fixed assets through a decrease in intangible assets		—		30,890		112,231
Increase in inventory through a decrease in intangible assets		18,332		—		—
Conversion of balances with related parties into Convertible Notes		—		—		118,663,132
Increase in fixed assets through a decrease in other receivables and prepaid expenses		103,318		—		—
Increase in fixed assets through a decrease in equity investments		596,076		—		—
Increase in customer advances through a decrease in other liabilities		—		—		2,836,049

	2005		2004		2003
Acquisition of subsidiary:
Cash and cash equivalents	Ps.	1,238,417	Ps.	—	Ps.	—
Accounts receivable		1,489,784		—		—
Other receivables and prepaid expenses		10,400,665		—		—
Fixed assets, net		85,674,963		—		—
Intangible assets, net e in fixed assets		12,034		—		—
Trade accounts payable		(982,744)		—		—
Customer advances		(3,325,215)		—		—
Short-term debt		(38,177,589)		—		—
Related parties		(3,133,200)		—		—
Salaries and social security payable		(202,946)		—		—
Taxes payable		(754,481)		—		—
Dividends payable		(300,000)		—		—
Other liabilities		(16,181,683)		—		—
Provisions		(4,458,494)		—		—

Net assets acquired		31,299,511		—		—
Minority interest recognized		(10,157,376)		—		—
Equity value before the acquisition derecognized		(6,153,024)		—		—

Purchase price		14,989,111		—		—
Cash and cash equivalents acquired		(1,238,417)		—		—
Seller financing		(9,587,423)		—		—

Payment for acquisition of subsidiary company, net of cash acquired	Ps.	4,163,271	Ps.	—	Ps.	—

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements

(In Argentine Pesos, except as otherwise indicated)

1.	Organization and description of business

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)) an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) is primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2005, the Company’s direct and indirect principal shareholders are IRSA (60.7%) and Parque Arauco (29.6%). The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

Since recommencing operations, the Company has continued to grow through a series of acquisitions and developments. As of June 30, 2005, the Company owns a majority interest in, and operates, a portfolio of nine shopping centers in Argentina, of which five are located in the city of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in Greater Buenos Aires (Alto Avellaneda) and the other three are located in the cities of Rosario (Alto Rosario), Mendoza (Mendoza Plaza Shopping) and Salta (Alto NOA). The Company also constructs residential apartment buildings for sale.

Through Tarshop S.A. (“Tarshop”), a majority-owned subsidiary of the Company, the Company originates credit card accounts, which makes it more attractive for customers to purchase goods and services from the Company’s shopping centers retail and services businesses. Tarshop is a limited purpose credit card company and is not affiliated with any bank. As of June 30, 2005, “Tarshop card”, the credit card, accounted for approximately 36% of the total receivables of the Company. Tarshop has ongoing securitization programs through which it transfers a portion of the Company’s credit card customer receivable balances to master trusts that issue certificates to public and private investors. See Note 11 for details. In addition, the Company’s shopping centers also accept third party credit and debit cards such as VISA, MasterCard, American Express and others.

The Company is also engaged in e-commerce activities through its equity investment in E-Commerce Latina S.A. Through the website Altocity.Com, the Company replicates the shopping experience to consumers by offering the same selection of goods and services encountered at its shopping center properties.

2.	Preparation of financial statements

a.	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and the regulations of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 17 to these consolidated financial statements.

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

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

	Percentage of capital stock owned as of June 30, (i)
Subsidiaries	2005	2004	2003
Emprendimiento Recoleta S.A. (ii)	51%	51%	51%
Tarshop S.A.	80%	80%	80%
Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.) (iii)	85%	19%	19%
Shopping Neuquén S.A (iv)	95%	95%	95%
Inversora del Puerto S.A.	100%	100%	100%
Alto Research and Development S.A. (v)	—	100%	100%
Shopping Alto Palermo S.A.	100%	100%	100%
Fibesa S.A.	100%	100%	100%

(i)	Percentage of equity interest owned has been rounded.

(ii)	As of June 30, 2003 the shares of Emprendimiento Recoleta S.A. (“ERSA”) were pledged in favor of Banco de la Provincia de Buenos Aires as collateral for certain obligations of the Company under the concession of Buenos Aires Design shopping center. These obligations have been fulfilled as of June 30, 2005.

(iii)	During the year ended June 30, 2005 the Company increased its ownership interest in Mendoza Plaza Shopping S.A. (“Mendoza Plaza Shopping”) from 18.9% to 85.4% through a series of transactions. For details, see Note 2.f). As a result of gaining control, the results of operations of Mendoza Plaza Shopping were included in the consolidated statement of income as from October 1, 2004.

(iv)	On July 6, 1999, the Company had acquired a 94.6% interest in Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps. 4.2 million. Shopping Neuquén’s sole asset is a piece of land with preliminary governmental approval for construction of a shopping center on the site. The Company had paid Ps. 0.9 million of the purchase price in September 1999 and agreed to pay the remaining Ps. 3.3 million on the earlier of (i) the opening of the shopping center or (ii) July 5, 2001.

During June 2001, Shopping Neuquén entered into negotiations with the Municipality of Neuquén to reschedule the original timing of construction. Also, Shopping Neuquén requested permission to sell a portion of the land to third parties. The Company proposed to commence construction on December 15, 2002. On December 20, 2002, the Municipality of Neuquén rejected Shopping Neuquén’s proposal, nullifying the purchase agreements. In view of this circumstance, Shopping Neuquén requested the

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

b.	Basis of consolidation (continued)

revocation of the Municipality disposition and, after rejection of this request in May 2003, lodged a remedy before the Supreme Court of the Province of Neuquén. On December 21, 2004 Shopping Neuquén was notified of a resolution by the Supreme Court of Neuquén communicating the expiration of the administrative procedural action. The Court decision is not final. Notwithstanding the foregoing, the Company is currently negotiating with the Municipality of Neuquén the terms of a new agreement that will establish the conditions for the reactivation of the development and construction of the shopping center. If the extension requested by the Company is not approved and no agreement is reached, the Municipality of Neuquén could request the reconveyance of the real estate previously sold to Shopping Neuquén, in which case Shopping Neuquén runs the risk of not recovering its initial investment which amounts to Ps. 10.0 million.

Furthermore, on August 15, 2003 the Company was informed that 85.75% of the previous shareholders of Shopping Neuquén filed a complaint against the Company, claiming collection of the unpaid balance of the purchase price in US dollars plus interest and legal costs.

The Company maintains a provision of Ps. 2.3 million which represents the Company’s best estimate of the probable loss to be incurred in connection with these claims.

(v)	Alto Research and Development S.A. was merged with and into the Company effective June 1, 2005.

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

f.	Acquisitions and developments

Mendoza Plaza Shopping

On September 29, 2004, the Company entered into a purchase agreement pursuant to which the Company acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.) for US$ 5.3 million. The Company paid US$ 1.77 million on December 2, 2004 and the remaining balance will be paid in two equal annual installments of US$ 1.77 million each beginning on September 29, 2005. Through this acquisition, the Company became holder of 68.8% of the capital stock of Mendoza Plaza Shopping, the main activity of which is the operation of the Mendoza Plaza Shopping center in the city of Mendoza. The Company also entered into the following contracts in connection with debt owed by Mendoza Plaza Shopping:

(i) Put option with Banco de Chile S.A. (“Banco de Chile”), whereby Banco de Chile was entitled, although not obliged, to assign to the Company two defaulted credit agreements amounting to US$ 18 million originally granted to Mendoza Plaza Shopping. As a result of the economic measures issued in Argentina in 2002, these financial agreements had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed based on the reference stabilization index (CER). On March 30, 2005 Banco de Chile executed the put option, transferring all the rights of the abovementioned credit facilities to the Company in exchange for US$ 8.5 million (Ps. 24.8 million).

(ii) Call option with HSBC Bank Argentina S.A., whereby the Company was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. was obliged to transfer, a defaulted loan agreement originally granted to Mendoza Plaza Shopping amounting to US$ 7.0 million. As a result of the economic measures issued in Argentina in 2002, this financial agreement was converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed by the reference stabilization index (CER). On March 29, 2005 the Company transferred the purchase option to Mendoza Plaza Shopping, which exercised the option paying Ps. 6.8 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million net of rental fees collected by HSBC Bank Argentina S.A. as guarantee amounting to Ps. 0.4 million). This cash payment was funded through a loan granted by the Company.

The Company also entered into an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping, pursuant to which, among other things, Falabella has the irrevocable right to sell to the Company (put option) its ownership interest in Mendoza Plaza Shopping for a total consideration of US$ 3.0 million. The put option can be exercised until the last business day of October 2008. At the date of issuance of these financial statements, Falabella has not exercised the put option.

On May 31, 2005 the shareholders of Mendoza Plaza Shopping approved the conversion of debt owed to the Company totaling Ps. 36.1 million into common shares. As a result of this transaction, the Company increased its ownership interest in Mendoza Plaza Shopping from 68.8% to 85.4%.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

f.	Acquisitions and developments (continued)

Alto Rosario Shopping

On November 9, 2004 the Company completed the development and opened a new shopping center, Alto Rosario, in the city of Rosario, Province of Santa Fe.

3.	Significant accounting policies

On January 14, 2003, the CPCECABA and the CNV approved, with certain amendments, Technical Resolutions (“RT”) No. 16, “Framework for the Preparation and Presentation of Financial Statements”; RT No. 17, “Overall Considerations for the Preparation of Financial Statements”; RT No. 18, “Specific Considerations for the Preparation of Financial Statements”; RT No. 19, “Amendments to Technical Resolutions No. 4, 5, 6, 8, 9, 11 and 14”; and RT No. 20, “Accounting for Derivative Instruments and Hedging Activities” issued by the Federación Argentina de Consejos Profesional en Ciencias Económicas (“FACPCE”), which established new accounting and disclosure principles under Argentine GAAP. The Company adopted such standards on July 1, 2002, except for Technical Resolution No. 20 which was adopted on July 1, 2003. As required by Argentine GAAP, when issuing the 2003 financial statements the Company restated its prior year financial statements to give retroactive effect to the newly adopted accounting standards. These new accounting standards relate to the harmonization of Argentine GAAP with International Financial Reporting Standards.

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

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Base rent is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets. Percentage rent is recognized on a monthly basis.

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

In September 2000, the Company completed the acquisition of the 99.99% equity interest of Fibesa S.A. (“FIBESA”), a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from success fees paid by tenants calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

•	Sales and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

(i)	the sale has been consummated;

(ii)	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

(iii)	the Company’s receivable is not subject to future subordination; and

(iv)	the Company has transferred to the buyer the risk of ownership.

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

The percentage-of-completion method of accounting requires management to prepare budgeted costs in connection with sales of properties / units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

•	Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an internet joint venture between the Company and Telefónica de Argentina S.A. (“Telefónica”). E-Commerce Latina owns Altocity.com, a company that primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.com under the equity method of accounting.

During the years ended June 30, 2005, 2004 and 2003 Altocity.com generated revenues of Ps. 2.6 million, Ps. 1.7 million and Ps. 0.7 million and net losses of Ps. 1.2 million, Ps. 2.1 million and Ps. 6.6 million, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

b.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of mutual funds which invest in time deposits, and time deposits with original maturities of less than three months at purchase.

c.	Investments, net

(i)	Current

Current investments include mutual funds, government and mortgage bonds, and time deposits. Mutual funds and government and mortgage bonds are carried at their market value with unrealized gains and losses recorded within “Financial results, net” in the consolidated statements of income. Time deposits are valued at cost plus accrued interest at year-end.

Current investments also include retained interests in transferred credit card receivables pursuant to the Company’s securitization programs of credit card receivables (See Note 11 for details).

(ii)	Non-current

The Company accounts for its investments in affiliated companies over which it exercises significant influence at the equity method of accounting.

Non-current investments also include the non-current portion of the Company’s retained interests in transferred credit card receivables (CPs) and trust debt securities (TDFs) pursuant to the securitization programs of credit card receivables (See Note 11 for details).

d.	Inventory, net

Properties acquired for purposes of its development and subsequent sale are classified as inventory. Inventory is stated at cost (adjusted for inflation as described in Note 2.c.) less accumulated impairment charges. The cost of inventory is comprised of all direct contract costs, such as land, materials and construction fees associated with development properties, as well as capitalized interest when applicable. No interest cost was capitalized in inventory during the years ended June 30, 2005, 2004 and 2003 since there were no developments during these periods. Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected. Inventory is charged to the statement of income as cost of revenues as the related revenue is recognized, using the percentage-of-completion method.

Inventory principally consists of pieces of land located near Paseo Alcorta Shopping Center and Alto Rosario Shopping Center, where the Company expects the construction of an office building complex and a residential apartment complex, respectively. Inventory also includes the cost paid to acquire the right to construct new facilities above an existing Coto hipermarket and certain garages and stores of the Torres de Abasto construction project, a residential complex located near the Abasto Shopping Center which was completed in 2000.

During the year ended June 30, 2002, the Company had recognized an impairment loss amounting to Ps. 6.3 million in connection with certain properties classified as inventory. As a result of increases in their fair market values, during fiscal years 2003, 2004 and 2005 the Company partially reversed the 2002 impairment loss, recognizing a gain of Ps. 0.1 million, Ps. 3.0 million and Ps. 1.8 million, respectively. The gains associated with the partial restorations of the previously recognized impairment have been included within “Financial results, net” in the accompanying consolidated statements of income.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

e.	Fixed assets, net

Properties purchased for rental purposes are classified as fixed assets. Fixed assets are stated at cost, adjusted for inflation (as described in Note 2.c), less accumulated depreciation and impairment charges, except for a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be charged against income once the land is disposed of or its value becomes impaired.

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life (years)
- Properties:
Shopping centers	Between 19 and 31
Other	Between 28 and 50
- Leasehold improvements	5
- Facilities	10
- Furniture and fixtures	Between 3 and 10
- Vehicles	5
- Computer equipment	3
- Software	5
- Other	10

The Company capitalizes interest on real estate development projects. No real estate projects were developed during the year ended June 30, 2003. Since the Company resumed the Rosario project during the year ended June 30, 2004, the Company capitalized interest costs amounting to Ps. 1.2 million and Ps. 2.1 million during the years ended June 30, 2004 and 2005, respectively.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

During the years ended June 30, 2002 and 2003, the Company had recognized impairment losses amounting to Ps. 56.5 million and Ps. 5.2 million, respectively, in connection with Alto Avellaneda, Alto Noa, Caballito Project, Shopping Neuquén, Alto Rosario and other properties. As a result of increases in their fair market values, during fiscal years 2003, 2004 and 2005 the Company partially reversed the impairment losses, recognizing a gain of Ps. 15.6 million, Ps. 22.6 million and Ps. 4.4 million, respectively. The impairment losses and the gains associated with the restoration of the previously recognized impairments have been included within “Financial results, net” in the accompanying consolidated statements of income. In addition, amortization related to the impairment charges amounted to Ps. 2.9 million, Ps. 1.6 million and Ps. 0.6 million during the years ended June 30, 2003, 2004 and 2005, respectively.

f.	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2005, 2004, 2003 were Ps. 0.4 million, Ps. 0.3 million and Ps. 0.4 million, respectively. These costs are being amortized on a straight-line basis over 5 years.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

g.	Intangible assets, net

Intangible assets are stated at cost, adjusted for inflation (as described in Note 2.c), less accumulated amortization and impairment charges.

(i)	Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

(ii)	Expenses related to the securitization of receivables

Expenses related to the securitization of receivables represent expenses related to the on-going securitization programs of credit card receivables. These expenses are amortized on a straight-line basis over a two-year period.

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

The Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal years that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

The Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes, as prescribed by Resolution MD No.11/2003 issued by the CPCECABA.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

j.	Income tax provision (continued)

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

The Company is subject to the asset tax. Pursuant to this tax regime, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. The asset tax provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of each year, as defined by Argentine law.

l.	Customer advances

Customer advances represent payments received in advance in connection with the lease of properties. Customer advances include admission rights paid by tenants upon entering into a lease and upon lease renewal. See Note 3.a) for details.

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

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects and to launch new shopping centers. Advertising and promotion expenses were approximately Ps. 9.2 million, Ps. 2.6 million and Ps. 1.5 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Advertising and promotion expenses to market real estate projects and to launch new shopping centers are capitalized as advertising expenses and preoperating expenses, respectively, within intangible assets.

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

The Company periodically evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

RT 17 establishes that a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized.

q.	Vacation expenses

Vacation expenses are fully accrued in the year the employee renders services to earn such vacation.

r.	Derivative financial instruments

The Company has used certain financial instruments to lower its overall financing costs. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. Derivative financial instruments are carried at their estimated fair market value as of year-end. For details on the Company’s derivative instruments activity, see Note 12.

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

Asset tax credits have been measured based on the best estimate of the amount receivable discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. The remaining other receivables and liabilities have been valued at their nominal value plus interest, if any.

w.	Related parties balances

Receivables and liabilities with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

x.	Earnings per share

The Company is required to disclose earnings per share information for all years presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income available to common shareholders for the year by the weighted-average number of common shares outstanding during the year. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income for the period by the weighted-average number of common shares and potential common shares outstanding during the year.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of the outstanding convertible debt in calculating diluted EPS.

4.	Breakdown of the main captions

a.	Cash and banks:

	As of June 30,
	2005		2004
Cash in local currency	Ps.	1,877,650	Ps.	636,754
Cash in foreign currency (Note 18.f)		1,839,228		1,870,807
Banks in local currency		6,436,660		10,489,099
Banks in foreign currency (Note 18.f)		12,702,123		29,579,918
Bank saving accounts		2,105,455		1,348,717

	Ps.	24,961,116	Ps.	43,925,295

b.	Investments, net:

	As of June 30,
	2005		2004
Current
Mutual funds	Ps.	18,714,676	Ps.	24,371,172
Retained interests in transferred credit card receivables (i) (ii)		10,488,063		6,676,928
Time deposits		6,038,688		—
Government bonds (ii)		3,483,037		300,294
Mortgage bonds issued by Banco Hipotecario S.A. (ii) (Note 6)		2,841,985		—
Others (ii)		146,253		—

	Ps.	41,712,702	Ps.	31,348,394

Non-current
Retained interests in transferred credit card receivables (i)	Ps.	19,033,594	Ps.	12,000,681
E-Commerce Latina S.A. (iii)		808,355		1,435,039
Mendoza Plaza Shopping S.A. (iv)		—		5,763,106
Trust debt securities (i)		222,860		1,410,000

	Ps.	20,064,809	Ps.	20,608,826

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

b.	Investments, net (continued)

(i)	As part of its credit card securitization programs, the Company transfers credit card receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 11 for details).

(ii)	Not considered cash equivalents for purposes of presenting the consolidated statements of cash flows.

(iii)	The Company owns a 49% interest in Altocity.com through a 50% interest in E-Commerce Latina. See Note 17.I.i) for details of a stock option agreement entered into by E-Commerce Latina with Consultores Internet Managers Ltd.

(iv)	At June 30, 2004 the Company owned an 18.9% interest in Mendoza Plaza Shopping. As discussed in Note 2.f), during the year ended June 30, 2005 the Company increased its ownership interest in Mendoza Plaza Shopping from 18.9% to 85.4%. As a result of gaining control, the results of operations of Mendoza Plaza Shopping were included in the consolidated statements of income as from October 1, 2004. At June 30, 2003 the Company had recognized an impairment loss related to the equity investment in Mendoza Plaza Shopping S.A. amounting to Ps. 7.5 million. During fiscal years 2004 and 2005, the Company reversed Ps. 0.6 million and Ps. 6.9 million, respectively, of this impairment loss as a result of changes in estimates. Both the impairment charge and the impairment reversal of 2004 have been included within “Equity loss from related companies” in the accompanying consolidated statements of income. The impairment reversal recognized in 2005 has been included within “Financial results, net” in the accompanying consolidated statements of income due to the consolidation of Mendoza Plaza Shopping as from October 1, 2004.

c.	Accounts receivable, net:

	As of June 30,
	2005		2004
Current
Leases and services receivables	Ps.	15,652,309	Ps.	9,278,338
Credit card receivables		28,859,463		13,722,227
Debtors under legal proceedings		21,752,565		23,068,116
Checks to be deposited		20,318,949		9,809,994
Pass-through expenses receivables (i)		5,108,278		4,498,199
Notes receivables		1,517,963		457,286
Mortgage receivables (ii)		353,115		206,092
Less:
Allowance for doubtful accounts (Note 18.d)		(37,367,227)		(34,061,561)

	Ps.	56,195,415	Ps.	26,978,691

Non-current
Credit card receivables	Ps.	7,898,673	Ps.	1,833,753
Mortgage receivables (ii)		769,385		960,616
Less:
Allowance for doubtful accounts (Note 18.d)		(969,219)		(44,964)

	Ps.	7,698,839	Ps.	2,749,405

(i)	Pass-through expenses receivable primarily represent maintenance and other operating costs relating to the common area of shopping centers paid by the Company on behalf of tenants.

(ii)	Mortgage receivables consists of fixed-rate mortgage receivables from several borrowers. At June 30, 2005 the amount due from the largest individual borrower was Ps. 79,429 at a contractual interest rate of 14%. See Note 17.r).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

d.	Other receivables and prepaid expenses, net:

	As of June, 30
	2005		2004
Current
Asset tax credits	Ps.	15,442,360	Ps.	581,442
Prepaid expenses		4,643,461		1,366,016
Guarantee deposits (i)		4,365,163		1,319,334
Related parties (Note 6)		2,172,003		546,825
Prepaid services		1,612,785		1,620,580
Prepaid gross revenue tax		1,037,331		377,699
Other tax credits		978,871		398,955
Income tax credits		867,562		1,832,712
Other prepaid taxes		322,220		150,139
Interest rate swap receivable (ii)		—		13,815,730
Shareholders receivable (Note 6)		—		963,388
Dividends receivable (Note 6)		—		75,000
Others		634,000		794,723

	Ps.	32,075,756	Ps.	23,842,543

Non-Current
Asset tax credits	Ps.	202,087	Ps.	32,161,130
Deferred income tax (Note 14)		7,752,542		5,382,248
Mortgage receivable under legal proceedings (iii)		2,208,275		2,208,275
Allowance for doubtful mortgage receivable (Note 18.d)		(2,208,275)		(2,208,275)
Guarantee deposits (i)		2,076,725		—
Prepaid gross revenue tax		782,445		438,131
Value Added Tax (“VAT”) receivable		252,438		550,793
Others		336,187		382,463

	Ps.	11,402,424	Ps.	38,914,765

(i)	At June 30, 2005 the balances are comprised of cash reserves related to the Company’s securitization programs totaling Ps. 6.2 million (Ps. 4.1 million classified as current and Ps. 2.1 million classified as non-current) and Ps. 0.3 million related to a deposit required as collateral for certain labor lawsuits of the Company. For details of the Company’s securitization programs see Note 11.

(ii)	Represents the net amount of US$ 50.1 million deposited as collateral (including interest of Ps. 0.1 million) and US$ 45.4 million payable for the swap agreement. See Note 12 for details.

(iii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

e.	Inventory, net

	As of June 30,
	2005		2004
Current
Torres de Abasto	Ps.	517,599	Ps.	555,153
Resale merchandise		301,695		138,107
Others		68,824		87,063

	Ps.	888,118	Ps.	780,323

Non-Current
Torres Rosario	Ps.	19,274,596	Ps.	15,414,281
Alcorta Plaza		18,048,447		17,545,000
Air space Coto hipermarket		11,695,040		10,442,000
Avellaneda, land		445,000		—

	Ps.	49,463,083	Ps.	43,401,281

f.	Trade accounts payable:

	As of June 30,
	2005		2004
Current
Suppliers	Ps.	43,733,267	Ps.	26,949,435
Accruals		5,209,859		3,866,561
Foreign suppliers		971,616		1,008,361
Others		77,403		—

	Ps.	49,992,145	Ps.	31,824,357

Non-current
Foreign suppliers	Ps.	1,870,602	Ps.	2,864,961

	Ps.	1,870,602	Ps.	2,864,961

g.	Short-term and long-term debt:

Short-term debt consists of the following:

	As of June 30,
	2005		2004
Syndicated loan plus accrued interest (i)	Ps.	25,927,740	Ps.	—
Deutsche Bank loan plus accrued interest (ii)		8,985,194		—
Uncollateralized loans plus accrued interest (iii)		3,560,599		1,007,397
Accrued interest on Convertible Notes (iv) (Note 6)		6,133,192		6,560,919
Notes plus accrued interest (v)		—		51,322,758
Senior Notes plus accrued interest (vi)		—		32,150,128
Seller financings plus accrued interest (vii)		11,167,584		5,781,165
Deferred financing costs (viii)		—		(1,276,417)
Mortgage loans		41,792		41,792
Others		601,404		—

	Ps.	56,417,505	Ps.	95,587,742

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

g.	Short-term and long-term debt (continued):

Long-term debt consists of the following:

	As of June 30,
	2005		2004
Convertible Notes (iv) (Note 6)	Ps.	136,500,911	Ps.	145,135,483
Syndicated loan (i)		25,000,000		—
Deutsche Bank loan (ii)		8,661,000		—
Deferred financing costs (viii)		(51,563)		(70,608)
Seller financing (vii)		5,029,553		—

	Ps.	175,139,901	Ps.	145,064,875

(i)	On April 5, 2005 Banco Rio de la Plata and Bank Boston N.A. granted the Company a syndicated loan in a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 5, 2005. The syndicated loan accrues interest at a 7.875% fixed rate during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year. The terms and conditions of the syndicated loan include various restrictive covenants, which among other things require the Company to maintain certain financial ratios.

Proceeds from this loan were used to repay the balance of the Notes at their maturity for Ps. 48.4 million. See footnote (v) for details. On July 5, 2005 the Company paid the first interest installment of this loan.

(ii)	On March 4, 2005 Deutsche Bank S.A. granted the Company a US$ 11 million loan, of which US$ 5 million was repaid by the Company on April 4, 2005 with proceeds received in connection with the settlement of the swap agreement. The balance of the loan will be amortized in two equal installments on February 1, 2006 and August 1, 2006. The loan accrues interest at LIBOR plus 3.25%.

(iii)	Generally, the Company’s short-term borrowings are in the form of overdraft facilities and/or bank loans with original maturities of less than one year. The weighted average interest rates on short-term debt were 9.8% and 9.0% as of June 30, 2005 and 2004, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes. The Company had unused lines of credit under the short-term bank lines of Ps. 34.8 million at June 30, 2005.

(iv)	See Note 15, for details of the issuance of Convertible Notes.

(v)	On April 7, 2000, the Company issued Ps. 85.0 million 14.875% unsecured notes due April 7, 2005 (the “Notes”). Proceeds from this issuance were used to repay certain outstanding bridge financing obtained by the Company. The Notes included various restrictive covenants, which among other things required the Company to maintain certain financial ratios. During the years ended June 30, 2001, 2002 and 2003, the Company redeemed Ps. 18.1 million, Ps. 15.5 million and 1.8 million of the Notes, respectively, at different prices below par plus accrued interest. At June 30, 2004 the balance was comprised of Ps. 49.6 million of principal and Ps. 1.7 million of accrued interest. During the year ended June 30, 2005 the Company redeemed an additional Ps. 1.2 million of the Notes and paid the balance of Ps. 48.4 million at their maturity.

(vi)	On January 18, 2001, APSA together with its wholly owned subsidiary, SAPSA, issued US$ 120.0 million of Senior Notes. The Senior Notes were issued in three classes, maturing at various dates through January 13, 2005 and accruing interest at different variable rates. Pursuant to Decree N° 214, debts in U.S. dollars in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 and adjusted based on the Coeficiente de Estabilización de Referencia (CER). During the years ended June 30, 2001 and 2002, the Company repurchased Ps. 2.5 million of the Senior Notes and made principal payments at their maturity for Ps. 11.3 million, respectively. During the year ended June 30, 2003, the Company repurchased Ps. 80.8 million of the Senior Notes and made principal payments at their maturity for Ps. 4.6 million. During the year ended June 30, 2004, the Company made principal payments at their maturity for Ps. 3.3 million. As of June 30, 2004 the outstanding principal balance was Ps. 17.5 million and the rate applied to this debt was 8% per annum. During the year ended June 30, 2005, the Company repurchased Ps. 13.7 million of the Senior Notes and paid the balance of Ps. 3.8 million at their maturity. The Senior Notes were collateralized by a pledge on the shares of SAPSA. The Senior Notes included various restrictive covenants, which among other things required the Company to maintain certain financial ratios.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

g.	Short-term and long-term debt (continued):

(vii)	As of June 30, 2005 the balances were primarily comprised of (a) Ps. 3.3 million of principal plus Ps. 2.3 million of CER and Ps. 0.9 million of accrued interest relating to the seller financing obtained in the acquisition of Shopping Neuquén, which accrues interest at six-month LIBOR (3.7% as of June 30, 2005), and (b) Ps. 4.7 million due September 29, 2005 and Ps. 5.0 million due September 29, 2006 relating to the seller financing obtained in the acquisition of Mendoza Plaza Shopping (including imputed interest).

(viii)	Deferred financing costs represent fees and expenses incurred in connection with the issuance of Notes, which are being amortized to expense during the term of the related debt.

h.	Salaries and social security payable:

	As of June 30,
	2005		2004
Provision for vacation and bonuses	Ps.	5,423,491	Ps.	3,344,538
Salaries payable		1,395,176		778,445
Social security payable		1,370,106		946,417
Others		255,166		674,376

	Ps.	8,443,939	Ps.	5,743,776

i.	Taxes payable:

	As of June 30,
	2005		2004
Current
Income tax, net	Ps.	3,198,346	Ps.	998,313
VAT payable, net		3,871,201		1,793,323
Other tax withholdings		1,516,641		1,016,696
Gross revenue tax provision		850,081		647,299
Provision for tax on personal assets of shareholders		233,221		—
Gross revenue tax withholdings		273,000		220,037
Asset tax payable, net		416,326		2,350,850
Property tax provision		215,754		—
Tax amnesty plan for gross revenue tax payable		169,039		138,892
Others		251,263		13,740

	Ps.	10,994,872	Ps.	7,179,150

Non-current
Deferred income tax (Note 14)	Ps.	6,632,596	Ps.	7,316,999
Tax amnesty plan for gross revenue tax payable		1,831,074		1,982,996

	Ps.	8,463,670	Ps.	9,299,995

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

j.	Customer advances:

	As of June 30,
	2005		2004
Current
Admission rights	Ps.	18,041,169	Ps.	11,495,390
Lease advances (i)		17,198,875		7,789,084
Advance for the sale of a plot of land (ii)		1,006,218		—
Guarantee deposits		60,302		47,802

	Ps.	36,306,564	Ps.	19,332,276

Non-current
Admission rights	Ps.	26,060,797	Ps.	17,443,691
Lease advances (i)		13,150,283		10,046,226
Guarantee deposits		53,264		56,376

	Ps.	39,264,344	Ps.	27,546,293

(i)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 6.1 million as of June 30, 2005, respectively, and Ps. 1.2 million and Ps. 7.3 million as of June 30, 2004, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2005 the six-month LIBOR was 3.7%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the spaces it rents.

(ii)	Represents a payment of Euros 0.3 million received from Villa Hermosa S.A. in connection with a preliminary sale contract for a plot of land that is currently an integral part of the property located in Rosario, on which the Company plans to build high-rise buildings for housing. The sale transaction is subject to certain conditions. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

k.	Other liabilities:

	As of June 30,
	2005		2004
Current
Accrual for directors fees (Note 6)	Ps.	5,216,591	Ps.	2,588,479
Fees advanced to directors (Note 6)		(204,177)		(51,000)
Donations payable (Note 6)		3,960,000		2,460,000
Contributed leasehold improvements (i)		525,525		212,220
Withholdings and guarantee deposits		428,709		—
Unearned income (ii)		109,934		—
Others		538,440		429,097

	Ps.	10,575,022	Ps.	5,638,796

Non-current
Contributed leasehold improvements (i)	Ps.	11,472,466	Ps.	689,691
Unearned income (ii)		2,345,268		—
Directors’ guarantee deposits (Note 6)		12,000		12,000
Others		100		—

	Ps.	13,829,834	Ps.	701,691

(i)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. The Company has recorded the improvements as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2005, 2004 and 2003.

(ii)	Unearned income relates to a contract entered into with Riocruz S.C.S. (Tienda C&A) in 1999 pursuant to which Mendoza Plaza Shopping granted Riocruz S.C.S. a perpetual mutual right of way in exchange for US$ 2.9 million as consideration for the first ten years and subsequently free of charge. Unearned income is amortized to income over the remaining useful life of Mendoza Plaza Shopping.

l.	Provisions:

	As of June 30,
	2005		2004
Current
Provision for contingencies (i) (Note 18.d.)	Ps.	2,032,500	Ps.	—

	Ps.	2,032,500	Ps.	—

Non-current
Provision for contingencies (i) (Note 18.d.)	Ps.	10,606,121	Ps.	5,995,698

	Ps.	10,606,121	Ps.	5,995,698

(i)	This reserve relates to: (a) labor lawsuits filed against the Company, (b) an assessment issued by the national fiscal authorities to the Company relating to differences in the computation of estimated useful lives of shopping centers, (c) the claims related to Shopping Neuquén S.A. as disclosed in Note 2.b, and (d) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Shareholders’ equity

a.	Common stock

As of June 30, 2005, the Company had 780.4 million authorized and outstanding shares of common stock, having a par value of Ps. 0.10 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. During fiscal years 2003, 2004 and 2005, certain holders of the Convertible Notes exercised their conversion rights and, as a result, the Company issued 4.8 million, 22.9 million and 52.7 million shares of common stock, respectively.

b.	Inflation adjustment of common stock

As discussed in Note 2.c., the Company’s financial statements were prepared on the basis of general price-level accounting, which reflects changes in the purchasing power of the Argentine Peso in the historical financial statements, until February 28, 2003. Accordingly, the inflation adjustment related to common stock was allocated to an inflation adjustment reserve, which forms part of shareholders’ equity. According to Argentine rules and regulations, the balance of the inflation adjustment reserve may be applied only towards the issuance of common stock to shareholders of the Company.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			(Expense) income included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2005		2004		2003		2005		2004
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	Ps.	—	Ps.	—	Ps.	—	Ps.	153,707	Ps.	104,121
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income from related parties		—		—		114,941		—		—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties		(6,909,676)		(14,557,945)		22,635,144		—		—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties		—		—		—		(613,047)		(5,393,996)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt (i)		—		—		—		(4,117,000)		(4,135,725)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt (i)		—		—		—		(91,628,362)		(91,487,245)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Income		89,517		59,319		—		—		—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses		(69,219)		(122,826)		(72,627)		—		—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income from related parties		2,774		—		—		—		—
Goldman Sachs and Co.	Shareholder until December 2004	Current payable with related parties		—		—		—		—		(6,512)
Goldman Sachs and Co.	Shareholder until December 2004	Short-term debt		—		—		—		—		(409,370)
Goldman Sachs and Co.	Shareholder until December 2004	Long-term debt		—		—		—		—		(9,055,769)
Goldman Sachs and Co.	Shareholder until December 2004	Interest and exchange differences with related parties		—		(1,381,633)		1,654,048		—		—
Parque Arauco	Shareholder	Short-term debt		—		—		—		(2,007,041)		(1,998,936)
Parque Arauco	Shareholder	Long-term debt		—		—		—		(44,668,911)		(44,218,882)
Parque Arauco	Shareholder	Interest and exchange differences with related parties		(4,035,186)		(7,015,548)		11,062,277		—		—
Parque Arauco	Shareholder	Current payable with related parties		—		—		—		(5,282)		(2,424,070)
Other shareholders	Shareholder	Other (expense) income, net-Tax on personal assets		(1,663,051)		(188,860)		—		—		—
Other shareholders	Shareholder	Other current receivables and prepaid expenses		—		—		—		—		963,388
	SUBSIDIARIES AND EQUITY INVESTEES			—		—		—		—		—
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.)	Equity investee until December 2004	Dividends receivable		—		—		—		—		75,000
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses		—		—		—		19,406		16,986
E-Commerce Latina S.A.	Equity investee	Administration fees		6,000		6,000		—		—		—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses		—		—		—		139,374		59,250
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties		—		—		—		(187,936)		(175,721)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees		42,000		42,000		—		—		—
Metroshop S.A.	Subsidiary of Tarshop S.A.	Other current receivables and prepaid expenses		—		—		—		826,676		—
Metroshop S.A.	Subsidiary of Tarshop S.A.	Current payable with related parties		—		—		—		(214,084)		—
Metronec S.A.	Tarshop S.A. Equity investee	Current payable with related parties		—		—		—		(125,791)		—
	OTHER RELATED PARTIES
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—		232,153		175,133
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(39,099)		(87,359)
Cresud S.A.C.I.F. y A	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services- Salaries and bonuses		222,871		—		—		—		—
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties		—		21,384		—		—		—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—		—		—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties		—		10,227		32,247		—		—
Inversora Bolívar S.A.	Subsidiaries of IRSA y Representaciones Sociedad Anónima	Leases		(394,538)		(159,713)		—		—		—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(84,718)		(14,505)
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Current payable with related parties		—		—		—		(161,118)		(160,793)
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Accrued interest		(36,655)		(23,672)		(52,133)		—		—
Leon Halac	Tarshop S.A. shareholder (minority interest)	Current payable with related parties		—		—		—		(1,322,481)		—
Dolphin PLC	Related	Other current receivables and prepaid expenses		—		—		—		—		4,898
Llao-Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—		24,632		24,632
Llao-Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(13,194)		(6,000)
Red alternativa S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anoonima	Other current receivables and prepaid expenses		—		—		—		—		1,210
Nuevas Fronteras S.A	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(2,250)		(4,239)
Grupo Bapro S.A	Emprendimiento Recoleta’s shareholder	Dividends payable		—		—		—		—		(303,221)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Balances and transactions with related parties (continued)

			(Expense) income included in the statement of income for the year ended June 30,			Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2005	2004	2003	2005	2004
Buenos Aires Equity Investment N.V.	Emprendimiento Recoleta’s shareholder	Dividends payable	—	—	—	—	(34,457)
Directors and management	Directors and management	Other current receivables and prepaid expenses	—	—	—	160	160
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	—	(218,120)	(159,524)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(503,034)	(628,377)	(871,091)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representacones Sociedad Anónima	Other current liabilities - Donations payable	—	—	—	(3,960,000)	(2,460,000)
Fundación IRSA	Related to IRSA Inversiones y Representacones Sociedad Anónima	Other (expense) income, net - Donations	(4,012,457)	(2,384,893)	(1,710,305)	—	—
Loans to personnel	Employees	Other current receivables and prepaid expenses	—	—	—	320,529	160,435
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables and prepaid expenses	—	—	—	454,310	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	—	(773,410)	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Non current payable with related parties	—	—	—	(1,732,200)	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interest and exchange differences with related parties	(78,837)	—	—	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Dividends payable	—	—	—	(39,000)	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Leases	1,114,617	—	—	—	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties	2,554	—	—	—	—
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	16	—
Museo de los niños	Related to IRSA Inversiones y Representacones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	1,040	—
Personnel	Employees	Short-term debt	—	—	—	—	(337)
Personnel	Employees	Long-term debt	—	—	—	—	(7,457)
Personnel	Employees	Interest and exchange differences with related parties	—	(1,138)	—	—	—
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	—	(940)	(1,936)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	—	(20,902)	(42,832)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(1,815)	(6,535)	—	—	—
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	—	2,841,985	—
Directors	Directors	Short-term debt	—	—	—	(8,211)	(11,138)
Directors	Directors	Long-term debt	—	—	—	(182,736)	(246,390)
Directors	Directors	Interest and exchange differences with related parties	(15,870)	(37,591)	45,003	—	—
Directors	Directors	Other current liabilities	—	—	—	(5,012,414)	(2,537,479)
Directors	Directors	Other non current liabilities	—	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	(5,807,218)	(4,300,763)	(4,133,108)	—	—

(i)	As discussed in Note 15, in August 2002 the Company issued US$ 50 million of Convertible Notes, of which US$ 30 million were subscribed by IRSA, the principal shareholder of the Company. In addition, during the years ended June 30, 2004 and 2005 IRSA acquired US$ 1 million and US$ 2.0 million of Convertible Notes, respectively. Also, during the year ended June 30, 2005, IRSA exercised its conversion rights and converted US$ 1.3 million of Convertible Notes. As a result, at June 30, 2005 IRSA holds US$ 31.7 million of the Company’s Convertible Notes. For details of the issuance, see Note 15.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

7.	Financial results, net

	Years ended June 30,
	2005		2004		2003
Generated by assets:
Impairment of long-lived assets	Ps.	—	Ps.	—	Ps.	(5,222,763)
Recovery of impairment of long-lived assets		13,093,117		25,630,600		15,696,125
Interest income		4,776,876		4,892,383		5,664,471
Exchange differences		350,766		—		—
Interest income from related parties (Note 6)		5,328		31,611		147,188
Loss on exposure to inflation		—		—		(12,096,767)

	Ps.	18,226,087	Ps.	30,554,594	Ps.	4,188,254

Generated by liabilities:
Interest expense	Ps.	(12,366,004)	Ps.	(13,278,792)	Ps.	(63,457,195)
Gain from derivative instruments (Note 12)		5,222,271		11,238,451		79,874,409
Gain on redemption of loans		2,204,857		784,560		—
Exchange differences		378,601		1,026,358		50,152,823
Interest and exchange differences with related parties (Note 6)		(11,041,384)		(23,000,390)		35,396,472
(Loss) gain on repurchase of debt (See Note 8 (i))		(213,228)		—		6,749,108
Gain on exposure to inflation		—		—		5,737,266

	Ps.	(15,814,887)	Ps.	(23,229,813)	Ps.	114,452,883

	Ps.	2,411,200	Ps.	7,324,781	Ps.	118,641,137

8.	Other (expense) income, net

	Years ended June 30,
	2005		2004		2003
Donations (Note 6)	Ps.	(4,012,457)	Ps.	(2,384,893)	Ps.	(1,944,025)
Provision for contingencies, net		(2,022,505)		(2,174,327)		(2,120,862)
Tax on personal assets of shareholders (Note 6)		(1,663,051)		(188,860)		—
Tax amnesty plan for gross revenue tax		—		(2,132,910)		—
Gain on repurchase of debt (i)		—		—		13,029,776
Gain from sale of intangible assets		—		—		2,097,878
Others		(349,712)		251,223		2,209,102

	Ps.	(8,047,725)	Ps.	(6,629,767)	Ps.	13,271,869

(i)	During the year ended June 30, 2005, the Company repurchased a portion of the Senior Notes and the Notes (Ps. 13.7 million and Ps. 1.2 million, respectively), at par plus accrued interest. In connection with the repurchase, the Company recorded a loss of Ps. 0.2 million related to the amortization of deferred financing costs associated with the repurchased obligations.

During the year ended June 30, 2003, the Company repurchased a portion of the Senior Notes and the Notes (Ps. 80.8 million and Ps. 1.8 million, respectively), at different prices below par plus accrued interest, from unrelated parties. In connection with the repurchase, the Company recorded a gain of Ps. 19.8 million (Ps. 12.9 million after tax). Such gain is net of a charge of Ps. 5.4 million (Ps. 3.5 million after tax) relating to the amortization of deferred financing costs associated with the repurchased obligations.

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

This segment manages the Company’s portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop S.A.

•	Others

As stated above, this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings properties (sales and development properties) and the Company’s equity in the results of E-Commerce Latina (e-commerce activities). This segment also includes the operating results generated by the provision of managerial, technological, commercial and financial training, primarily focused on shopping center-related activities during fiscal years 2004 and 2005. Until May 2005, this service was provided by Alto Research and Development S.A. (formerly Alto Invest S.A.), a subsidiary which was merged with and into the Company effective on June 1, 2005. In the past, Alto Invest S.A. was a web-based provider of comprehensive investing tools, planning and financial information which generated revenues from website advertising and commissions charged to customers for on-line trading.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2005:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2005
Revenues	Ps.	165,824,082	Ps.	64,557,977	Ps.	121,430	Ps.	230,503,489	Ps.	(i)(346,168)	Ps.	230,157,321
Costs		(68,538,147)		(24,474,324)		(204,586)		(93,217,057)		(i) (ii) 1,372,456		(91,844,601)

Gross profit (loss)	Ps.	97,285,935	Ps.	40,083,653	Ps.	(83,156)	Ps.	137,286,432	Ps.	1,026,288	Ps.	138,312,720

Selling expenses		(10,859,486)		(13,496,245)		(250,839)		(24,606,570)		—		(24,606,570)
Administrative expenses		(17,116,220)		(14,890,490)		(36,376)		(32,043,086)		—		(32,043,086)
Net income in credit card trust		—		423,508		—		423,508		—		423,508

Operating income (loss)	Ps.	69,310,229	Ps.	12,120,426	Ps.	(370,371)	Ps.	81,060,284	Ps.	1,026,288	Ps.	82,086,572

Equity loss from related companies		(79,935)		—		(626,684)		(706,619)		—		(706,619)
Amortization of goodwill		(4,584,543)		(242,255)		—		(4,826,798)		—		(4,826,798)
Financial results, net		1,525,233		96,316		1,815,939		3,437,488		(ii) (1,026,288)		2,411,200
Other (expense) income, net		(8,049,632)		55,526		(53,619)		(8,047,725)				(8,047,725)

Income before taxes and minority interest	Ps.	58,121,352	Ps.	12,030,013	Ps.	765,265	Ps.	70,916,630	Ps.	—	Ps.	70,916,630

Income tax		(28,874,276)		(4,864,295)		122,697		(33,615,874)		—		(33,615,874)
Minority interest		(2,563,762)		(1,481,594)		—		(4,045,356)		—		(4,045,356)

Net income	Ps.	26,683,314	Ps.	5,684,124	Ps.	887,962	Ps.	33,255,400	Ps.	—	Ps.	33,255,400

Depreciation and amortization		62,260,039		1,173,502		—		63,433,541		—		63,433,541
Additions of fixed assets		48,145,261		2,462,705		—		50,607,966		—		50,607,966
Investment in equity method investees (see note 4.b.(iii))		—		—		808,355		808,355		—		808,355
Operating assets		959,338,889		31,537,807		51,255,612		1,042,132,308		—		1,042,132,308
Non operating assets		167,880,436		42,889,870		1,382,121		212,152,427		(iii) (6,389,917)		205,762,510

Total Assets	Ps.	1,127,219,325	Ps.	74,427,677	Ps.	52,637,733	Ps.	1,254,284,735	Ps.	(6,389,917)	Ps.	1,247,894,818

(i)	Represents inter-segment lease revenues and expenses.

(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2004:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2004
Revenues	Ps.	113,437,829	Ps.	30,034,394	Ps.	64,153	Ps.	143,536,376	Ps.	(i) (286,330)	Ps.	143,250,046
Costs		(60,004,671)		(13,821,151)		(28,440)		(73,854,262)		(i) (ii) 1,856,090		(71,998,172)

Gross profit	Ps.	53,433,158	Ps.	16,213,243	Ps.	35,713	Ps.	69,682,114	Ps.	1,569,760	Ps.	71,251,874

Selling expenses		(5,185,605)		(4,514,727)		(126,507)		(9,826,839)		—		(9,826,839)
Administrative expenses		(12,505,361)		(8,185,224)		(30,349)		(20,720,934)		—		(20,720,934)
Net income in credit card trust		—		260,941		—		260,941		—		260,941

Operating income (loss)	Ps.	35,742,192	Ps.	3,774,233	Ps.	(121,143)	Ps.	39,395,282	Ps.	1,569,760	Ps.	40,965,042

Equity gain (loss) from related companies		337,656		—		(1,464,172)		(1,126,516)		—		(1,126,516)
Amortization of goodwill		(4,584,275)		(242,267)		—		(4,826,542)		—		(4,826,542)
Financial results, net		4,850,232		957,448		3,086,861		8,894,541		(ii) (1,569,760)		7,324,781
Other (expense) income, net		(4,504,195)		8,106		(2,133,678)		(6,629,767)		—		(6,629,767)

Income (loss) before taxes and minority interest	Ps.	31,841,610	Ps.	4,497,520	Ps.	(632,132)	Ps.	35,706,998	Ps.	—		Ps- 35,706,998

Income tax		(14,389,040)		(1,927,565)		5,287		(16,311,318)		—		(16,311,318)
Minority interest		4,304		(562,444)		—		(558,140)		—		(558,140)

Net income (loss)	Ps.	17,456,874	Ps.	2,007,511	Ps.	(626,845)	Ps.	18,837,540	Ps.	—	Ps.	18,837,540

Depreciation and amortization		56,102,331		2,245,179		57,029		58,404,539		—		58,404,539
Additions of fixed assets		20,612,567		1,062,035		—		21,674,602		—		21,674,602
Investment in equity method investees (see note 4.b.(iii) and (iv))		5,763,106		—		1,435,039		7,198,145		—		7,198,145
Operating assets		864,186,375		14,681,185		47,975,819		926,843,379		—		926,843,379
Non operating assets		205,974,269		26,207,486		1,650,198		233,831,953		(iii) (9,363,570)		224,468,383

Total Assets	Ps.	1,070,160,644	Ps.	40,888,671	Ps.	49,626,017	Ps.	1,160,675,332	Ps.	(9,363,570)	Ps.	1,151,311,762

(i)	Represents inter-segment lease revenues and expenses.

(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2003:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2003
Revenues	Ps.	88,953,531	Ps.	24,934,629	Ps.	655,149	Ps.	114,543,309	Ps.	(i) (327,886)	Ps.	114,215,423
Costs		(58,243,230)		(10,544,803)		(1,001,402)		(69,789,435)		(i) (ii) 2,214,568		(67,574,867)

Gross profit (loss)	Ps.	30,710,301	Ps.	14,389,826	Ps.	(346,253)	Ps.	44,753,874	Ps.	1,886,682	Ps.	46,640,556

Selling expenses		(7,251,012)		(10,246,197)		(96,328)		(17,593,537)		—		(17,593,537)
Administrative expenses		(12,321,778)		(5,886,895)		(18,809)		(18,227,482)		—		(18,227,482)
Net loss in credit card trust		—		(4,077,136)		—		(4,077,136)		—		(4,077,136)
Torres de Abasto unit contracts´ rescissions		—		—		9,682		9,682		—		9,682

Operating income (loss)	Ps.	11,137,511	Ps.	(5,820,402)	Ps.	(451,708)	Ps.	4,865,401	Ps.	1,886,682	Ps.	6,752,083

Net loss in equity investments		(8,818,720)		—		(3,253,455)		(12,072,175)		—		(12,072,175)
Amortization of goodwill		(4,584,787)		(242,268)		—		(4,827,055)		—		(4,827,055)
Financial results, net		118,459,391		557,476		1,510,952		120,527,819		(ii) (1,886,682)		118,641,137
Other income, net		12,532,691		10,777		728,401		13,271,869		—		13,271,869

Income (loss) before taxes and minority interest	Ps.	128,726,086	Ps.	(5,494,417)	Ps.	(1,465,810)	Ps.	121,765,859	Ps.	—	Ps.	121,765,859

Income tax		(48,786,860)		939,582		1,092,177		(46,755,101)		—		(46,755,101)
Minority interest		1,463,862		862,514		13,471		2,339,847		—		2,339,847

Net income (loss)	Ps.	81,403,088	Ps.	(3,692,321)	Ps.	(360,162)	Ps.	77,350,605	Ps.	—	Ps.	77,350,605

Depreciation and amortization		56,187,889		4,893,095		302,253		61,383,237		—		61,383,237
Additions of fixed assets		2,175,845		243,536		28,606		2,447,987		—		2,447,987
Investment in equity method investees		5,628,135		—		2,899,210		8,527,345		—		8,527,345
Operating assets		870,859,020		20,788,426		3,122,850		894,770,296		—		894,770,296
Non operating assets		181,968,662		13,816,991		25,829,929		221,615,582		(iii) (12,048,853)		209,566,729

Total Assets	Ps.	1,052,827,682	Ps.	34,605,417	Ps.	28,952,779	Ps.	1,116,385,878	Ps.	(12,048,853)	Ps.	1,104,337,025

(i)	Represents inter-segment lease revenues and expenses.

(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2005 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Investments (1)	Ps.	27,688,871	Ps.	2,717,060	Ps.	1,476,716	Ps.	9,791,577	Ps.	19,256,454	Ps.	—	Ps.	38,478	Ps.	60,969,156
Accounts receivable, net		26,019,680		8,461,896		5,068,132		2,746,713		7,698,839		13,898,994		—		63,894,254
Other receivables and prepaid expenses, net		4,970,920		22,395,152		76,040		1,486,588		3,624,645		602,181		10,322,654		43,478,180

	Ps.	58,679,471	Ps.	33,574,108	Ps.	6,620,888	Ps.	14,024,878	Ps.	30,579,938	Ps.	14,501,175	Ps.	10,361,132	Ps.	168,341,590

Liabilities
Trade accounts payable	Ps.	47,213,043	Ps.	194,940	Ps.	267,856	Ps.	194,940	Ps.	1,870,602	Ps.	2,121,366	Ps.	—	Ps.	51,862,747
Customer advances		10,439,173		10,260,908		7,796,992		7,796,991		39,264,344		12,500		—		75,570,908
Short-term and long-term debt		20,978,343		12,713,949		9,152,421		12,643,418		175,139,901		706,721		222,653		231,557,406
Related parties		3,034,531		193,352		193,352		193,352		1,732,200		145,943		—		5,492,730
Other liabilities (2)		18,228,716		5,732,000		1,422,674		609,165		15,660,808		—		23,331,595		64,984,958

	Ps.	99,893,806	Ps.	29,095,149	Ps.	18,833,295	Ps.	21,437,866	Ps.	233,667,855	Ps.	2,986,530	Ps.	23,554,248	Ps.	429,468,749

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest				Total
	Current		Non-Current		Current		Non-Current		Current		Non-Current
Assets
Investments (1)	Ps.	30,954,994	Ps.	—	Ps.	10,757,708	Ps.	19,256,454	Ps.	—	Ps.	—	Ps.	60,969,156
Accounts receivable, net		651,142		—		353,116		769,384		55,191,157		6,929,455		63,894,254
Other receivables and prepaid expenses, net		—		—		—		—		32,075,756		11,402,424		43,478,180

	Ps.	31,606,136	Ps.	—	Ps.	11,110,824	Ps.	20,025,838	Ps.	87,266,913	Ps.	18,331,879	Ps.	168,341,590

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	971,618	Ps.	1,870,602	Ps.	49,020,527	Ps.	—	Ps.	51,862,747
Customer advances		—		—		1,219,998		6,108,526		35,086,566		33,155,818		75,570,908
Short-term and long-term debt		41,011,028		141,478,901		15,406,477		33,661,000		—		—		231,557,406
Related parties		2,765,390		1,732,200		—		—		995,140		—		5,492,730
Other liabilities (2)		151,921		1,831,075		—		—		31,933,412		31,068,550		64,984,958

	Ps.	43,928,339	Ps.	145,042,176	Ps.	17,598,093	Ps.	41,640,128	Ps.	117,035,645	Ps.	64,224,368	Ps.	429,468,749

(1)	Represents mutual funds, time deposits, and government and mortgage bonds, retained interest in transferred credit card receivables and trust debt securities.

(2)	Represents salaries and social security payable, taxes payable, dividends payable, other liabilities and provisions.

11.	Tarshop credit card receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts that issue certificates to public and private investors.

Under the securitization programs, the trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At the time of the securitization, Tarshop transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income (loss) in credit card trust” in the accompanying statements of income.

At June 30, 2005 the Company has ten securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 188.4 million of its customer credit card receivable balances to Trusts in exchange for Ps.156.7 million in cash proceeds, Ps. 14.2 million variable rate interest TDFs, and Ps. 17.5 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 15.3 million 7.25% fixed-rate interest TDFs, Ps. 13.0 million 7.50% fixed-rate interest TDFs, Ps. 10.0 million 8.00% fixed-rate interest TDFs, Ps. 68.8 million

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

11.	Tarshop credit card receivables securitization (continued)

9.00% fixed-rate interest TDFs, Ps. 11.1 million 10.00% fixed-rate interest TDFs, Ps. 27.5 million 10.25% fixed-rate interest TDFs, and Ps. 11.0 million 14.00% fixed-rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 6.2 million.

12.	Derivative financial instruments

The Company’s derivative activity during fiscal years 2005, 2004 and 2003 is presented below:

Interest rate swap

In order to minimize its financing costs, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through April 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation prevailing at that moment. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005. As collateral for the revised agreement, the Company was required to make a deposit of US$ 50.0 million with the counterparty. At June 30, 2004 the swap agreement had a fair market value of US$ (45.4) million. The swap agreement was fully settled at its maturity and, as a result, the Company collected US$ 5.5 million in cash representing the net amount of the collateral deposit and the fair market value of the swap at its maturity. During the years ended June 30, 2005, 2004 and 2003 the Company recognized gains of Ps. 5.2 million, Ps. 11.2 million and Ps. 79.9 million, respectively, in connection with the swap agreement, which have been included within “Financial results, net” in the accompanying consolidated statements of income.

13.	Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2005		2004		2003
Numerator:
Net income available to common shareholders	Ps.	33,255,400	Ps.	18,837,540	Ps.	77,350,605
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		12,217,475		14,283,721		14,636,950
Foreign currency exchange (gain) loss related to the Convertible Notes		(2,999,252)		7,857,459		(41,774,272)
Income tax effects		(3,226,378)		(7,749,413)		9,498,063

Net income available to common shareholders plus assumed conversions	Ps.	39,247,245	Ps.	33,229,307	Ps.	59,711,346

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

13.	Earnings per share (continued)

	Year ended June 30,
	2005		2004		2003
Denominator:
Weighted-average number of shares outstanding	Ps.	777,017,782	Ps.	716,436,002	Ps.	701,016,763
Plus: incremental shares of assumed conversions:
Convertible Notes		1,365,009,110		1,451,354,820		1,326,531,395

Adjusted weighted-average number of shares	Ps.	2,142,026,892	Ps.	2,167,790,822	Ps.	2,027,548,158

Basic and diluted EPS:
Basic net income per common share	Ps.	0.04	Ps.	0.03	Ps.	0.11
Diluted net income per common share	Ps.	0.02	Ps.	0.02	Ps.	0.03

14.	Income taxes

As described in Note 3.j, the Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2005, 2004 and 2003 consisted of the following:

	2005		2004		2003
Current income tax expense	Ps.	34,678,072	Ps.	2,203,177	Ps.	729,521
Deferred income tax (benefit) expense		(1,062,198)		14,108,141		46,025,580

Income tax expense	Ps.	33,615,874	Ps.	16,311,318	Ps.	46,755,101

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2005 and 2004 are presented below:

	2005
	Balances at beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Accounts receivable	Ps.	2,402,381	Ps.	407,687	Ps.	2,810,068
Other receivables and prepaid expenses		(106,502)		(308,195)		(414,697)
Inventory		(147,061)		(3,227)		(150,288)
Fixed assets		(10,243,384)		(995,236)		(11,238,620)
Intangible assets		(497,095)		190,763		(306,332)
Salaries and social security payable		88,207		1,323,679		1,411,886
Short-term and long-term debt		(69,854)		86,756		16,902
Other liabilities		861,000		687,152		1,548,152
Provisions		1,573,494		508,029		2,081,523
Tax loss carryforwards (i)		4,359,108		3,831,691		8,190,799
Valuation allowance		(155,045)		(2,674,402)		(2,829,447)

Net deferred income tax (liability) asset	Ps.	(1,934,751)	Ps.	(ii) 3,054,697	Ps.	1,119,946

(i)	As of June 30, 2005 the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 23.4 million, which expire at various dates beginning in 2006 and ending in 2010.
(ii)	Includes Ps. 1,992,499 related to the acquisition of Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

14.	Income taxes (continued)

Income tax expense for the years ended June 30, 2005, 2004 and 2003 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2005		2004		2003
Income tax expense at statutory tax rate on pretax income	Ps.	24,820,821	Ps.	12,497,449	Ps.	42,618,051
Non-deductible expenses		2,310,072		1,606,662		4,836,124
Net loss in related companies		287,161		(3,879,640)		260,902
Change in valuation allowance		(3,221,633)		(143,338)		(1,117,840)
Inflation adjustment		8,002,704		6,252,192		(202,106)
Others, net		1,416,749		(22,007)		359,970

Income tax expense	Ps.	33,615,874	Ps.	16,311,318	Ps.	46,755,101

15.	Issuance of Convertible Notes

On August 20, 2002 the Company issued US$ 50 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. Proceeds from the issuance of Convertible Notes were used to repay short-term bank loans for Ps. 27.3 million and for the partial redemption of the Senior Notes for a principal amount of Ps. 52.8 million. The Convertible Notes mature on July 19, 2006, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. dollar is the lesser amount of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of the Company’s common shares (Ps. 0.10). In the event all bondholders exercise their conversion right, the Company’s common stock would increase from Ps. 78.0 million to Ps. 214.5 million.

The issuance of the Convertible Notes was approved by the shareholders on December 4, 2001 and by the CNV on March 15, 2002, and authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002.

During fiscal years 2005, 2004 and 2003, holders of approximately US$ 1.7 million, US$ 0.8 million and US$ 0.2 million Convertible Notes exercised their conversion rights and, as a result, the Company issued 52,741,380, 22,852,510 and 4,829,740 common shares, respectively. At June 30, 2005 the outstanding balance of Convertible Notes amounted to US$ 47.3 million.

16.	Subsequent events

Subsequent to year-end, the Company entered into an agreement with Argentimo S.A. and Constructora San José Argentina S.A. pursuant to which the parties have established the bases and guidelines to carry forward a negotiation process in order to project the development of a commercial center and an apartment or office building. In connection with the agreement, the Company made a collateral bank deposit of US$ 3 million (escrow account) in favor of Argentimo S.A. This collateral deposit will remain deposited until a series of requirements of the project is complied with and will be computed as payment for the transaction when the final agreement is executed. If the parties do not reach an agreement to execute the project, the Company will receive the deposit plus accrued interest. The negotiation term to execute the Final Agreement will terminate on December 6, 2005, unless all the parties decide to postpone such date through executing a specific agreement.

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

	Year ended June 30,
	2005		2004		2003
Reconciliation of net income:
Net income as reported under Argentine GAAP	Ps.	33,255,400	Ps.	18,837,540	Ps.	77,350,605
US GAAP adjustments:
Pre-operating expenses
-Original value (Note 17.I.b)		(4,281,731)		(561,090)		(181,963)
-Amortization (Note 17.I.b)		880,289		426,516		2,082,186
Software obtained for internal use (Note 17.I.c)		(48,282)		156,664		128,812
Amortization and depreciation expense (Note 17.I.e)		4,548,659		4,826,542		4,827,055
Non-current investments in unconsolidated affiliated companies (Note 17.I.f)		17,485		1,752,963		197,438
Accounting for increasing rate debt (Note 17.I.g)		(193,972)		—		—
Accounting for changes in interest in consolidated affiliated companies (Note 17.I.h)		—		—		(20,384)
Securitization accounting (Note 17.I.j)		2,154,801		(2,574,229)		5,244,746
Available-for-sale securities (Note 17.I.k)		(85,060)		159,930		(271,338)
Deferred charges (Note 17.I.l)		—		—		213,260
Amortization of fees related to the Senior Notes (Note 17.I.m)		401,670		597,117		503,664
Present-value accounting (Note 17.I.o)		(602,796)		(782,244)		1,281,622
Restoration of previously recognized impairment losses (Note 17.I.p)		(10,424,685)		(24,353,824)		(15,676,731)
Deferred income tax (Note 17.I.q)		11,121,422		8,913,120		(10,993,063)
Minority interest (Note 17.I.r)		(574,231)		(147,904)		(828,755)

Net income under US GAAP	Ps.	36,168,969	Ps.	7,251,101	Ps.	63,857,154

Earnings per share under US GAAP (Note 17.II.j):
Basic net income per common share	Ps.	0.05	Ps.	0.01	Ps.	0.09
Diluted net income per common share	Ps.	0.02	Ps.	0.01	Ps.	0.02

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

	As of June 30,
	2005		2004
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	Ps.	791,007,573	Ps.	770,373,698
US GAAP adjustments:
Appraisal revaluation of fixed assets (Note 17.I.a)		(3,952,571)		(3,952,571)
Pre-operating expenses
-Original value (Note 17.I.b)		(16,577,168)		(6,227,775)
-Accumulated amortization (Note 17.I.b)		11,514,277		4,566,326
Software obtained for internal use (Note 17.I.c)		(77,685)		(29,403)
Differences in basis relating to purchase accounting
-Original value (Note 17.I.d)		23,856,024		12,648,457
-Accumulated amortization and depreciation (Note 17.I.e)		9,468,532		4,919,873
Non-current investments in unconsolidated affiliated companies (Note 17.I.f)		—		(2,485,277)
Accounting for increasing rate debt (Note 17.I.g)		(193,972)		—
Securitization accounting (Note 17.I.j)		2,954,410		(1,387,448)
Amortization of fees related to the Senior Notes (Note 17.I.m)		—		(401,670)
Present-value accounting (Note 17.I.o)		55,844		499,378
Restoration of previously recognized impairment losses (Note 17.I.p)		(51,051,316)		(40,030,555)
Deferred income tax (Note 17.I.q)		(150,404,235)		(145,850,027)
Minority interest (Note 17.I.r)		3,376,071		2,587,721

Shareholders’ equity under US GAAP	Ps.	619,975,784	Ps.	595,230,727

	Year ended June 30,
	2005		2004
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity as of the beginning of the year	Ps.	595,230,727	Ps.	594,736,735
Cash dividends		(17,895,663)		(10,000,000)
Conversion of debt into common stock		5,274,138		2,285,251
Other comprehensive income		1,197,613		957,640
Net income under US GAAP		36,168,969		7,251,101

Shareholders’ equity as of the end of the year	Ps.	619,975,784	Ps.	595,230,727

a)	Appraisal revaluation of fixed assets

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

b)	Pre-operating expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-opening activities of the Company’s shopping centers. These costs are being amortized under the straight-line basis over 3 years. Under US GAAP, these costs are expensed as incurred.

c)	Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs incurred in the development of software for internal use. Under US GAAP, the Company applies Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Company (i) expensed Ps. 0.09 million of capitalized software costs for the year ended June 30, 2005, and (ii) reversed amortization expense charges recognized under Argentine GAAP of Ps. 0.04 million, Ps. 0.16 million and Ps. 0.13 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

d)	Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the Company applies the purchase method of accounting to its acquisitions of businesses. Accordingly, the fair market value of the assets and liabilities acquired is estimated and any excess of the purchase price over the fair value is considered goodwill. The US GAAP adjustment for “Difference in basis relating to purchase accounting” reflects the application of certain US GAAP adjustments when estimating the fair value of such assets and liabilities acquired. At June 30, 2005 the US GAAP adjustment affecting shareholders´ equity represents a greater goodwill of Ps. 12.7 million recognized in the acquisition of certain subsidiaries, and a greater amount of Ps. 11.2 million assigned to the fixed assets acquired in the purchase price allocation of Mendoza Plaza Shopping in 2005.

e)	Amortization and depreciation expense

The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP as described in Note 17.I.d. gave rise to differences in amortization expense until June 30, 2002. Amortization expense recorded in this connection totaled Ps. 4.6 million. Effective July 1, 2002 the Company adopted SFAS No. 142 and, as such, discontinued amortization of goodwill as from that date. As such, amortization expense recorded under Argentine GAAP and reversed under US GAAP was Ps. 4.8 million for each of the years ended June 30, 2005, 2004 and 2003.

The differences in the carrying amount of fixed assets acquired between Argentine GAAP and US GAAP as described in Note 17.I.d. give rise to differences in depreciation expense. Depreciation expense related to the greater amount of fixed assets acquired totaled Ps. 0.3 million during fiscal year 2005.

f)	Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net gain of Ps. 0.02 million, Ps. 1.8 million and Ps. 0.2 million for the years ended June 30, 2005, 2004 and 2003, respectively. These adjustments relate principally to (i) the recognition of pre-operating and organization costs as expenses, (ii) the accounting for certain assets and liabilities on a non-discounted basis, (iii) the reversal of a gain recognized under Argentine GAAP related to the restoration of a previously recognized impairment loss, (iv) the treatment of the differences between the price-level restated amounts of assets and liabilities and their historical basis as temporary differences in calculating deferred income taxes, and (v) the effect on deferred income taxes of the mentioned reconciled items, as appropriate. These adjustments primarily correspond to the Company’s interest in Mendoza Plaza Shopping which, as from October 1, 2004, is being consolidated as a result of a series of transactions pursuant to which the Company gained control. Therefore, as from that date the US GAAP adjustments related to Mendoza Plaza Shopping are included line by line in the reconciliation of net income and shareholders’ equity. At June 30, 2005 there are no US GAAP differences in the accounting for the Company’s investment in E-Commerce Latina.

g)	Accounting for increasing rate debt

As discussed in Note 4.g.(i), on April 5, 2005 Banco Rio de la Plata and Bank Boston N.A. granted the Company a syndicated financial loan in a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 2005. The syndicated loan accrues interest at a fixed rate of 7.875% during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year.

Under Argentine GAAP, interest is recognized based on the interest rate applicable to each interest period. Under US GAAP, in accordance with EITF 86-15, “Increasing Rate Debt”, the Company is recognizing the periodic interest cost related to the syndicated loan using the effective interest method over the period it is estimated that the loan will be outstanding.

h)	Accounting for changes in interest in consolidated affiliated companies

During fiscal year 2003 the Company acquired an additional 24% ownership interest in Alto Research and Development S.A. (formerly Alto Invest S.A.) for a total consideration of Ps. 0.2 million. Under both Argentine GAAP and US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, was recognized in earnings. The difference with respect to the amount recognized under Argentine GAAP, totaling Ps. 20,384, relates to the effect of US GAAP adjustments at the date of acquisition. See Note 17.II.m, for the income statement classification difference of this gain.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

i)	Stock option agreement with CIM

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

Under US GAAP, in accordance with AIN-APB 25 “Accounting for Stock Issued to Employees – an accounting interpretation of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the Company and the employee, whether the plan is adopted by the Company or the principal stockholder. Consequently, the Company should account for this type of plan when one is established or financed by the principal stockholder unless (i) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (ii) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment or (iii) the Company clearly does not benefit from the transaction. The SEC in other situations in which a principal stockholder undertakes transactions for the benefit of the company has adopted the rationale established in this Interpretation. SAB 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form.

The Company has determined that the stock options were granted, in substance, to compensate the management of Altocity.Com. In addition, as the exact exercise price is not known at date of grant, this option agreement is considered to be a “variable” plan. To date, no individual awards have been determined for participating employees under the option plan. At June 30, 2005, as the currently calculated exercise price exceeds the estimated fair market value of Altocity.Com’s shares, no compensation expense has been recognized.

j)	Securitization Accounting

As discussed in Note 11, the Company enters into two-year revolving-period securitization programs, through which Tarshop, a majority-owned subsidiary of the Company, transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

j)	Securitization Accounting (continued)

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income (loss) in credit card trust” in the accompanying statements of income. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 was issued in September 2000 and replaced, in its entirety, SFAS No. 125. The Company was required to adopt the provisions of SFAS No. 140 prospectively for transactions beginning after March 31, 2001. Although SFAS No. 140 has changed many of the rules regarding securitizations under SFAS No. 125, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 and SFAS No. 125 also require an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was zero. In determining the estimated fair value, the Company considered the fees received as compensation just adequate to compensate the Company for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values).

The retained interests in securitized credit card receivables are treated as a debt security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS No. 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under US GAAP.

Provided below is an analysis of the securitization accounting adjustments, including a description of each significant component, where appropriate.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

j)	Securitization Accounting (continued)

- The shareholders’ equity adjustments represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts are carried at their equity value. Under US GAAP those retained interests are considered available-for-sale securities in accordance with SFAS 115 and, as a result, are carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity at June 30, 2005 and 2004 are as follows:

	2005	2004
Equity value as reported under Argentine GAAP	Ps.29,521,657	Ps.18,677,609
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP	(9,476,300)	(7,410,101)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.20,045,357	Ps.11,267,508
Estimated fair market value of retained interests related to securitization programs that qualified as a sale under US GAAP	22,999,767	9,880,060

US GAAP adjustment	Ps.2,954,410	Ps.(1,387,448)

- The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2005, 2004 and 2003 are as follows:

	2005		2004		2003
Reversal of results recognized under Argentine GAAP (1)	Ps.	641,103	Ps.	(166,294)	Ps.	5,795,595
Recognition of results under US GAAP (2)		1,513,698		(2,407,935)		(550,849)

US GAAP adjustment	Ps.	2,154,801	Ps.	(2,574,229)	Ps.	5,244,746

(1)	Includes the reversal of results reported in “Net income (loss) in credit card trust” in the Company’s consolidated statements of income as well as the reversal of inflation accounting results reported within “Financial results, net” in the Company’s consolidated statements of income.

(2)	Primarily includes the gain or loss recorded on the sale of receivables plus unrealized losses on retained interests considered other-than-temporary.

Regarding receivables transferred in connection with the Company’s securitization programs that qualified for sale treatment under US GAAP, neither the Company nor the trustee have responsibility over any shortfall or failure in collecting the receivables which are the source of cash payment for the TDF holders. Furthermore, the agreements relating to the securitization stipulate that the rights of the beneficiaries (TDF holders) will not be affected by any financial or liquidity failure of either the trustee or the Company. The agreements also state that the transfer qualifies as a non-recourse transfer of receivables since if receivables are not collected in full, neither the trustee nor the Company is obligated to use its own cash flows to cover any potential shortfall or collection failure.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

j)	Securitization Accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interests for the years ended June 30, 2005, 2004 and 2003:

	Cost		Estimated unrealized gain (loss)		Fair value
Balance at June 30, 2002	Ps.	15,648,615	Ps.	(8,080,946)	Ps.	7,567,669
Liquidation of retained interest		(10,455,149)		5,705,404		(4,749,745)
Change in unrealized loss		—		(840,982)		(840,982)
Impairment of value (i)		(3,216,524)		3,216,524		—

Balance at June 30, 2003	Ps.	1,976,942	Ps.	—	Ps.	1,976,942
Increase in retained interest		5,903,139		—		5,903,139
Change in unrealized gain		—		1,999,979		1,999,979

Balance at June 30, 2004	Ps.	7,880,081	Ps.	1,999,979	Ps.	9,880,060
Increase in retained interest		12,909,592		—		12,909,592
Liquidation of retained interests		(1,976,942)		—		(1,976,942)
Change in unrealized gain		—		2,187,057		2,187,057

Balance at June 30, 2005	Ps.	18,812,731	Ps.	4,187,036	Ps.	22,999,767

(i)	As the Company considered the decline in fair value as “other than temporary” unrealized losses at June 30, 2003 had been recognized in earnings. Unrealized gains for the years ended June 30, 2004 and 2005 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at 14%. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2005 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Discount rate 14%	Ps.	(1,063,001)	Ps.	(2,050,272)

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

The Company’s managed credit card receivables consist of retained interest in credit card receivable securitizations and investor’s share of securitizations sold to unrelated parties without recourse. The Company records its retained interest in credit card receivable securitizations on the balance sheet.

k)	Available-for-sale securities

Under Argentine GAAP, investments in mutual funds and government and mortgage bonds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, these investments are classified as available-for-sale securities, and accordingly unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

l)	Deferred charges

Under Argentine GAAP, the Company had capitalized certain costs, which were amortized on a straight-line method over 3 years. Under US GAAP, such costs were expensed as incurred.

m)	Amortization of fees related to the Senior Notes

Under Argentine GAAP, fees and expenses relating to the Senior Notes were being amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs were being amortized over the same period but using the effective interest method of amortization.

n)	Accounting for derivatives and hedging activities

As discussed in Notes 3.r. and 12, the Company has used certain financial instruments to lower its overall borrowing costs. Under Argentine GAAP, the Company’s derivative financial instruments are carried at their fair market value on the consolidated balance sheet. Changes in the derivative’s fair market value are reported in earnings.

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

As a result, no differences exist in accounting for derivatives and hedging activities between Argentine GAAP and US GAAP.

o)	Present-value accounting

As indicated in Note 3.v, under Argentine GAAP, asset tax credits have been measured based on the best estimate of the amount receivable discounted at the interest rate applicable to freely available saving accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. Under US GAAP, present valuing or discounting of these assets is precluded.

p)	Restoration of previously recognized impairment losses

As discussed in Notes 3.c.(ii), 3.d. and 3.e., as a result of an increase in fair market values and as required by Argentine GAAP, during fiscal years 2003, 2004 and 2005 the Company partially reversed certain impairment charges that the Company had recognized during fiscal year 2002. Amounts reversed during fiscal years 2003, 2004 and 2005 amounted to Ps. 15.7 million, Ps. 25.6 million and Ps. 13.1 million, respectively. Under US GAAP, restoration of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP for fiscal years 2004 and 2005 amounted to Ps. 1.2 million and Ps. 2.7 million, respectively and is shown netted against the reversal of the restored impairment under Argentine GAAP.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

q)	Deferred income tax

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

In addition, the US GAAP adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

r)	Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

s)	Accounting for convertible securities

As indicated in Note 15, in August 2002 the Company issued US$ 50 million of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. In considering the accounting treatment of the Convertible Notes under US GAAP the Company took account of the guidance provided in EITF 98-5. EITF 98-5 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result of the analysis the Company performed, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero). Similar accounting treatment was adopted under Argentine GAAP.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

t)	Revenue recognition issues

As discussed in Note 3.a., certain of the Company’s lease contracts provide for the payment of additional rent based on a percentage of the tenant’s revenues. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, the Company does not have the inherent estimation process of a lessor that determines additional rent less frequently. Under Argentine GAAP, these contingent rents are not recognized until the required thresholds are exceeded. Under US GAAP, the Company considers that Emerging Issues Task Force 98-9 “Accounting for Contingent Rent” (“EITF 98-9”) is not applicable and that its accounting policy is consistent with the provisions of Staff Accounting Bulleting 104 (“SAB 104”) “Revenue Recognition”. As such, no difference exists between revenue recognized under Argentine GAAP and US GAAP.

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

b)	Disclosure of maturities of long-term debt

Scheduled maturities of the long-term debt for the next years (excluding current portion), as of June 30, 2005, are as follows:

2007	Ps.	175,139,901

	Ps.	175,139,901

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

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

Included in lease revenues for the years ended June 30, 2005, 2004 and 2003 were contingent rentals of Ps. 29.4 million, Ps. 16.6 million and Ps. 10.8 million, respectively.

d)	Disclosure of related parties transactions

The following additional disclosures of transactions with related parties are required under US GAAP:

Donations: On October 31, 1997, the Company’s Board of Directors agreed to enter into an agreement with Fundacion IRSA, a charitable, not-for profit corporation of which Eduardo S. Elsztain is a Director and his wife is the President, whereby the Company granted to Fundación IRSA, the right to use 3,800 square meters of constructed area in Abasto for no charge for a period of 30 years. This area is used for a children’s museum called Museo de los Niños—Abasto, which is an interactive learning center for both children and adults. The museum opened in April 1999 and the Company expects that the children’s museum attracts additional customers to Abasto.

During the years ended June 30, 2003, 2004 and 2005 the Company made unconditional promises to give money to Fundación IRSA amounting to Ps. 1.7 million, Ps. 2.4 million and Ps. 4.0 million, respectively. Unconditional promises are paid in the year subsequent to the respective promise. At the date of issuance of these consolidated financial statements unconditional promises related to fiscal year 2005 have not yet been paid.

Loans from major shareholders: In order to finance the US$ 50 million collateral deposit required in connection with the swap agreement described in Note 12, the Company entered into loan agreements with IRSA and Parque Arauco. As of June 30, 2002 the Company’s debt with IRSA and Parque Arauco in relation to those loan agreements was Ps. 45.6 million and Ps. 22.9 million respectively. In addition between May and July 2002, IRSA and Parque Arauco granted to the Company loans for US$ 10.1 million and US$ 4.9 million, respectively. The loans granted by IRSA and Parque Arauco were used to subscribe for US$ 27.2 million and US$ 15.2 million, respectively, of the Company’s offering of its US$ 50.0 million Convertible Notes, on August 20, 2002.

Repurchase agreement entered into with the Company´s major shareholders: On February 17, 2003, the Company entered into a repurchase agreement with IRSA and Parque Arauco pursuant to which they granted the Company loans for Ps. 4.2 million and Ps. 2.1 million, respectively. According to the repurchase agreement, the Company made collateral deposits of Ps. 15.5 million nominal value of Senior Notes with IRSA and of Ps. 7.8 million nominal value of Senior Notes with Parque Arauco. On January 7, 2005, the Company repurchased the securities at a price of Ps. 5.1 million and Ps. 2.6 million to IRSA and Parque Arauco, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

d)	Disclosure of related parties transactions (continued)

Lease of office property: From December 2001 to December 2003, Cresud S.A.C.I.F.y A. (“Cresud”), the principal shareholder of IRSA, subleased its headquarters from the Company. Cresud paid a monthly rent of Ps. 2,541. The agreement was terminated as a result of Cresud moving its headquarters.

The Company leases its headquarters and parking spaces from Inversora Bolivar S.A. (“Inversora Bolivar”), a subsidiary of IRSA. Pursuant to two agreements signed in December 2003 and January 2005, the Company pays monthly rental expenses of US$ 5,958 and US$ 5,386, respectively. The agreements have an initial duration of 60 months and 46 months, respectively, and are renewable for an additional period of 36 months.

The Company, IRSA, and Cresud lease their chairman offices from Elsztain e Hijos S.C.A. and Hamonet S.A. pursuant to an agreement signed in March 2004. The lease agreement has a term of 10 years and monthly rental expense amounts to Ps. 8,490. The Company pays one third of such amount. Elsztain e Hijos S.C.A. and Hamonet S.A. are companies controlled by certain of our directors and/or their relatives. Certain directors of the Company are also directors of Inversora Bolivar.

Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration in the areas of Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts and Operations, among others, was implemented on June 30, 2003 by the Company, Cresud and IRSA (the “Parties”). This program was planned to reduce operating costs by optimizing the individual administrative efficiencies of each Party. On the basis of this program, the Parties entered into the Exchange of Operating Services Agreement on June 30, 2004, a two-year agreement by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. The Company’s chairman is also chairman of Cresud and IRSA and the Company’s vice-chairman is also vice-chairman of Cresud and IRSA.

Options to Purchase Shares of Altocity.Com S.A.: see Note 17.I.i. for details.

Agreement with Inversiones Falabella Argentina S.A.: The Company has entered into an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the minority shareholder of Mendoza Plaza Shopping, pursuant to which, among other things, Falabella has the irrevocable right to sell to the Company (put option) its ownership interest in Mendoza Plaza Shopping for a total consideration of US$ 3 million. The put option can be exercised until the last business day of October 2008. At the date of issuance of these financial statements, Falabella has not exercised the put option.

Legal services: During the years ended June 30, 2005, 2004 and 2003, the law firm Zang, Bergel & Viñes provided the Company legal services amounting to Ps. 0.5 million, Ps. 0.6 million and Ps. 0.9 million, respectively. The Company’s Vice-Chairman Saúl Zang, and the alternate directors Juan M. Quintana and Juan C. Quintana Terán are members of the law firm Zang, Bergel & Viñes.

e)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 17.II.f) for details of concentration of credit risk.

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2005 and 2004 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of mutual funds and time deposits, to be cash and cash equivalents. The carrying amount reported in the consolidated balance sheet approximates their fair value.

Mortgages and leases receivable, net

The carrying amount of mortgages and leases receivables reported in the consolidated balance sheet approximates their fair value.

Accounts and notes receivable, net

Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Retained interests in transferred credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2005 and 2004, the fair value of retained interests in transferred credit card receivables amounted to Ps. 23.0 million and Ps. 9.9 million, respectively.

Accounts and notes payable

The carrying amount of accounts and notes payable reported in the consolidated balance sheet approximates their fair value.

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

Long-term debt

As of June 30, 2005 and 2004, except for the Company´s Convertible Notes as discussed below, the carrying amount of long-term debt reported in the consolidated balance sheet approximates their fair value.

The fair value of the Company´s Convertible Notes was Ps. 873.6 million and Ps. 508.0 million as of June 30, 2005 and 2004, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the consolidated balance sheet approximates fair value due to their short-term nature.

Interest rate swap agreement

The fair value of the interest rate swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. At June 30, 2004, the fair market value of the swap agreement was Ps. (134.3) million. The swap agreement was carried at fair market value on the consolidated balance sheet.

f)	Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk primarily consist of cash and current investments. The Company places its cash and current investments in high quality financial institutions that are located in Argentina and in the United States of America. The Company’s policy is to limit the exposure with any one institution.

As of June 30, 2005 and 2004, approximately Ps. 46.0 million and Ps. 65.8 million included in the cash balances were held with 37 institutions, respectively. The Company has not experienced any significant losses in such accounts.

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

As of June 30, 2005 the Company has sold credit card receivables of Ps. 188.4 million through securitization transactions, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 29.5 million (equity value) and a Ps. 6.2 million escrow reserves for losses.

g)	Recently issued accounting standards

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments” or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. SFAS 123R applies to all awards granted after the effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R is effective for fiscal years beginning after June 15, 2005.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

g)	Recently issued accounting standards (continued)

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the types of costs that should be expensed rather than capitalized as inventory. SFAS No. 151 also clarifies the circumstances under which fixed overhead costs associated with operating facilities involved in inventory processing should be capitalized. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. The Company’s management has not assessed the potential impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 152, which amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (“SOP”) 04-2, Accounting for Real Estate Time-Sharing Transactions. SFAS No. 152 also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS No. 152 is effective for financial statements for fiscal years beginning after June 15, 2005. The Company’s management has not assessed the potential impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets”, which amends Opinion No. 29 to eliminate the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with a general exception from fair value measurements for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In May 30, 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, that replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement (1) requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, (2) defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity, (3) redefines restatement as the revising of previously issued financial statements to reflect the correction of an error, (4) requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle, (5) carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate and (6) carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

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

i)	Statements of cash flows

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

Under US GAAP, the total amounts of cash and cash equivalents at the end of the years shown in the consolidated statements of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as of those dates. The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the year shown in the consolidated statements of cash flows:

	As of June 30,
	2005	2004	2003
Cash and banks	24,961,116	43,925,295	22,973,645
Current investments	41,712,702	31,348,394	13,014,036

Total cash and banks and current investments as per balance sheet	66,673,818	75,273,689	35,987,681
Less: Items not considered cash and cash equivalents
- Retained interests in transferred credit card receivables	10,488,063	6,676,928	4,719,057
- Mortgage bonds issued by Banco Hipotecario S.A.	2,841,985	—	—
- Government bonds	3,483,037	300,294	2,981,305
- Others	146,253	—	—

Cash and cash equivalents as shown in the statement of cash flows	49,714,480	68,296,467	28,287,319

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

i)	Statements of cash flows (continued)

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

	Year ended June 30,
	2005		2004		2003
Net cash provided by operating activities	Ps.	94,558,597	Ps.	77,628,512	Ps.	44,607,697
Net cash used in investing activities		(60,709,212)		(18,993,591)		(3,331,342)
Net cash used in financing activities		(52,205,675)		(20,603,120)		(27,737,419)
Effect of exchange rate changes on cash and cash equivalents		(225,697)		1,977,347		1,699,659
Effects of inflation accounting on cash and cash equivalents	Ps.	—	Ps.	—	Ps.	(3,410,498)

j)	Earnings per share

Under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 13 to the consolidated financial statements discloses the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128). See Note 3.x, for details. Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all years presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

As discussed in Note 17.II.m, under US GAAP the Company recorded an extraordinary gain amounting to Ps. 425,761 during fiscal year 2003. The effect of the extraordinary gain on the computation of basic and diluted net income per share is Ps. 0.0006 and Ps. 0.0002, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

j)	Earnings per share (continued)

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2005		2004		2003
Numerator:
Net income available to common shareholders	Ps.	36,168,969	Ps.	7,251,101	Ps.	63,857,154
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		12,217,475		14,283,721		14,636,950
Foreign currency exchange loss (gain) related to the Convertible Notes		(2,999,252)		7,857,459		(41,774,272)
Income tax effects		(3,226,378)		(7,749,413)		9,498,063

Net income available to common shareholders plus assumed conversions	Ps.	42,160,814	Ps.	21,642,868	Ps.	46,217,895

Denominator:
Weighted-average number of shares outstanding		777,017,782		716,436,002		701,016,763
Plus: incremental shares of assumed conversions:
Convertible debt		1,365,009,110		1,451,354,820		1,326,531,395

Adjusted weighted-average number of shares	Ps.	2,142,026,892	Ps.	2,167,790,822		2,027,548,158

Basic and diluted EPS:
Basic net income per common share	Ps.	0.05	Ps.	0.01	Ps.	0.09
Diluted net income per common share		0.02		0.01		0.02

k)	Severance indemnities

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

l)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified either as current or non-current, principally depending on the expected settlement dates. Under US GAAP, real estate enterprises generally do not present a classified balance sheet.

Under Argentine GAAP, the net deferred tax position by company has been classified as a non-current other receivable or as a non-current tax payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2005 and 2004, Ps. 5.4 million and Ps. 5.7 million, respectively, would have been classified as current assets; Ps. 5.2 million and Ps. 1.6 million, respectively, would have been classified as non-current assets; and Ps. 9.5 million and Ps. 9.2 million, respectively, would have been classified as non-current liabilities.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

m)	Statement of income classification differences

Revenues

Under Argentine GAAP, only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with revenues should be presented as operating costs, i.e. gross revenue taxes.

Under US GAAP, direct taxes and other costs directly associated with sales should be deducted from revenues. Net revenues under US GAAP would have been Ps. 220.4 million, Ps. 137.3 million and Ps. 109.8 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Operating income

Under US GAAP, certain expense and/or income items included in the Argentine GAAP financial statements of the Company within “Other (expense) income, net” and “Financial results, net” would have been included in the determination of operating income. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other (expense) income, net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded. Operating income under US GAAP but using Argentine GAAP numbers would have been Ps 93.2 million, Ps. 62.3 million and Ps. 15.1 million for the years ended June 30, 2005, 2004 and 2003, respectively.

Extraordinary items

As discussed in Note 17.I.h), during 2003 the Company acquired an additional 24% ownership interest in Alto Research and Development S.A. Under US GAAP, the excess of the fair value of the net assets acquired over the consideration paid, after reducing to zero the amounts that otherwise would have been assigned to the non-current assets, totaling Ps. 0.4 million would have been recognized as an extraordinary item.

n)	Equity investments

The Company uses the equity method of accounting for its investments over which the Company exercises significant influence. As such, these investments are recorded at the amount of the underlying equity in their net assets and adjusted to recognize the Company’s share of the undistributed earnings or losses. The Company’s share of the losses of these companies was Ps. 0.7 million, Ps. 1.1 million and Ps. 12.1 million during the years ended June 30, 2005, 2004 and 2003, respectively, and its investments in these companies totaled Ps. 0.8 million at June 30, 2005 and Ps. 7.2 million at June 30, 2004. Summarized financial information of these affiliates (on a 100% basis) is as follows:

	As of June 30, 2004
Mendoza Plaza Shopping S.A. (i)
Current assets	Ps.	3,358,123
Non-current assets		91,148,651

Total assets		94,506,774

Current liabilities		32,245,655
Non-current liabilities		34,922,351

Total liabilities		67,168,006

Shareholders’ equity	Ps.	27,338,768

	For the year ended June 30, 2004
Revenues	Ps.	8,998,280
Operating income		4,873,790
Net loss	Ps.	(1,367,331)

(i)	During the year ended June 30, 2005 the Company increased its ownership interest in Mendoza Plaza Shopping S.A. (“Mendoza Plaza Shopping”) from 18.9% to 85.4% through a series of transactions. For details, see Note 2.f). As a result of gaining control, the results of operations of Mendoza Plaza Shopping were included in the consolidated statement of income as from October 1, 2004.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

n)	Equity investments (continued)

	As of June 30,
	2005		2004
E-Commerce Latina
Current assets	Ps.	1,155,517	Ps.	1,912,604
Non-current assets		1,814,958		1,922,256

Total assets		2,970,475		3,834,860

Current liabilities		1,323,470		947,110
Non-current liabilities		30,277		17,640

Total liabilities		1,353,747		964,750

Minority interest		20		35

Shareholders’ equity	Ps.	1,616,708	Ps.	2,870,075

	For the year ended June 30,
	2005		2004
Sales	Ps.	2,636,028	Ps.	1,684,519
Operating loss		(1,287,525)		(2,171,410)
Net loss	Ps.	(1,253,367)	Ps.	(2,928,342)

As of June 30, 2005 and 2004 accumulated losses of E-Commerce Latina totaled Ps. 42.4 million and Ps. 41.1 million, respectively.

o)	Investments in debt and equity securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified its investments in mutual funds as well as its investments in government and mortgage bonds outstanding at June 30, 2005 and 2004 as available-for-sale securities. At June 30, 2003 certain government bonds had been classified as held-to-maturity since the Company had the intent and ability to hold such securities until maturity. The following are additional disclosure requirements in accordance with SFAS No. 115:

Available-for-sale securities

The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2005 and 2004 were as follows:

	2005			2004
Instrument	Cost	Unrealized gain	Market value	Cost	Unrealized gain	Market value
Mutual funds	18,571,509	143,167	18,714,676	24,336,022	35,150	24,371,172
Mortgage bonds	2,762,353	79,632	2,841,985	—	—	—
Government bonds	3,476,659	6,378	3,483,037	191,327	108,967	300,294

Proceeds from sales of investment securities available-for-sale during the years ended June 30, 2005 and 2004 were Ps. 202.2 million and Ps. 55.3 million, respectively. Gross gains of Ps 0.5 million and Ps. 0.1 million for the years ended June 30, 2005 and 2004, respectively, were realized on those sales.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

p)	Comprehensive income (loss)

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

	Year ended June 30,
	2005		2004		2003
Net income under US GAAP	Ps.	36,168,969	Ps.	7,251,101	Ps.	63,857,154
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities of consolidated subsidiaries (net of minority interest and income taxes of Ps. (5,055) and Ps. 29,771, respectively, for 2005; Ps. 21,605 and Ps. 55,976, respectively, for 2004; and Ps. 34,314 and Ps. 94,968, respectively, for 2003)		60,344		(82,349)		142,056
Net change in unrealized holding gain on retained interests in transferred credit card receivables (net of income taxes and minority interest of Ps. 765,471 and Ps. 284,317 respectively, for 2005; Ps. 699,993 and Ps. 259,997, respectively, for 2004)		1,137,269		1,039,989		—

Comprehensive income	Ps.	37,366,582	Ps.	8,208,741	Ps.	63,999,210

	As of June 30,
	2005		2004		2003
Unrealized holding gains on available-for-sale securities of consolidated subsidiaries		137,060		76,716		159,065
Unrealized holding gains on retained interests in transferred credit card receivables		2,177,258		1,039,989		—

Accumulated other comprehensive income	Ps.	2,314,318	Ps.	1,116,705	Ps.	159,065

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

q)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2005 prepared in accordance with SEC S-X 12-28.

Description	Encumbrances	Land			Buildings and improvement		Impairment		Transfers		Improvements		Total buildings and improvements		Total		Accumulated depreciation		Date of construction	Date acquired	Life on which depreciation in latest statements of income is computed
Shopping centers:
- Abasto		Ps.	9,752,107		Ps.	241,816,254	Ps.	—	Ps.	—	Ps.	254,111	Ps.	242,070,365	Ps.	251,822,472	Ps.	56,023,232	November,1998	n/a	31
- Alto Palermo			8,693,768			396,847,805		—		—		121,424		396,969,229		405,662,997		194,840,745	October, 1990	November,1997 and March, 1998	26
- Alto Avellaneda			17,348,759			159,230,957		—		—		223,940		159,454,897		176,803,656		78,054,108	October, 1995	November and December, 1997	19
- Paseo Alcorta			8,066,295			96,755,620		—		—		729,173		97,484,793		105,551,088		39,735,136	June, 1992	June, 1997	22
- Alto Noa			356,752			42,655,353		—		—		58,787		42,714,140		43,070,892		12,187,543	September, 1994	March,1995, September, 1996 and January, 2000	23
- Patio Bullrich			8,418,811			150,708,156		—		—		607,420		151,315,576		159,734,387		44,132,039	September, 1988	October, 1998	23
- Buenos Aires Design			—			48,914,220		—		—		23,119		48,937,339		48,937,339		28,002,088	Between November and December, 1993	November, 1997	20
- Alto Rosario			25,686,165			32,744,242		(4,685,609)		(5,794,372)		34,067,724		56,331,985		82,018,150		1,191,475	November, 2004	n/a	29
- Mendoza Plaza Shopping			10,530,066			71,643,792		—		22,232,253		49,913		93,925,958		104,456,024		20,750,204	June, 1994	December, 2004	22
Caballito			31,065,414	(i)		—		—		—		—		—		31,065,414		—	Under construction	October, 1998	n/a
Neuquén	Mortgage		3,313,623			8,852,212		(2,178,816)		—		—		6,673,396		9,987,019		—	Under construction	September, 1999	n/a
Other			1,151,113			11,001,730		—		—		—		11,001,730		12,152,843		799,634	n/a	n/a	n/a

Total		Ps.	124,382,873		Ps.	1,261,170,341	Ps.	(6,864,425)	Ps.	16,437,881	Ps.	36,135,611	Ps.	1,306,879,408	Ps.	1,431,262,281	Ps.	475,716,204

(i)	Net of impairment of Ps. 5,482,742.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

q)	Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2005		2004
Balance, beginning of the year	Ps.	1,291,491,603	Ps.	1,264,055,325
Additions during the year:
Improvements		36,135,611		18,569,321
Transfers from intangible assets		—		30,890
Transfers from other fixed assets		13,101,775		—
Acquisition of Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I)		82,173,858		—
Transfers from non-current investments (3) (5)		2,240,615		—
Transfers from other receivables (4)		103,318		—
Amortization of impairment		580,775		1,606,941
Recovery of impairment (1)		11,339,943		22,643,407

	Ps.	1,437,167,498	Ps.	1,306,905,884

Deductions during the year:
Transfers to other fixed assets		(467,435)		—
Transfers to inventory		(3,311,599)		(2)(15,414,281)
Transfers to intangible assets		(2,126,183)		—

	Ps.	(5,905,217)	Ps.	(15,414,281)

Balance, end of the year	Ps.	1,431,262,281	Ps.	1,291,491,603

(1)	As of June 30, 2005 includes Ps. 3,042,503 related to Alto Noa, Ps. 1,347,970 related to Caballito, Ps. 4,304 related to Neuquén, Ps. 6,579,450 related to Mendoza Plaza Shopping and Ps. 365,716 related to other properties.

As of June 30, 2004 includes Ps. 9,920,738 related to Alto Avellaneda, Ps. 7,078,879 related to Alto Noa, Ps. 3,717,444 related to Caballito, Ps. 1,443,781 related to Neuquén and Ps. 482,565 related to other properties.

(2)	Related to Alto Rosario.

(3)	Related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.).

(4)	Reclassified from other receivables.

(5)	Net of impairment of Ps. 6,897,390.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

r)	Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2005 prepared in accordance with SEC S-X 12-29.

	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of receivables subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None		127,677		79,429	None
Customer B	16%	December 2014	Monthly	None		79,960		68,620	None
Customer C	14%	May 2014	Monthly	None		77,163		95,010	None
Customer D	12%	September 2009	Monthly	None		76,000		44,045	None
Customer E	12%	April 2015	Monthly	None		72,801		61,872	None
Customer F	14%	June 2014	Monthly	None		70,165		89,490	None
Customer G	14%	June 2009	Monthly	None		70,000		103,895	None
Customer H	16%	June 2014	Monthly	None		69,300		58,533	None
Customer I	14%	July 2009	Monthly	None		60,368		91,640	None
Customer J	15%	May 2009	Monthly	None		59,200		35,393	None
Customer K	14%	April 2014	Monthly	None		57,802		52,157	None
Customer L	16%	February 2010	Monthly	None		57,539		42,639	None
Customer M	12%	April 2015	Monthly	None		53,173		45,068	None
Customer N	14%	February 2014	Monthly	None		49,908		55,544	None
Customer O	14%	April 2014	Monthly	None		47,844		39,009	None
Mortgage Receivables under Ps. 30,000	16%	September 2009	Monthly	None		20,000		14,762	None
Mortgages Receivables Ps. 30,000-Ps. 49,999	14-17%	September 2007-January 2011	Monthly	None		124,226		69,274	None
Mortgages Receivables Ps. 50,000-Ps. 69,999	14%	June 2009-July 2014	Monthly	None		112,000		49,222	None
Mortgages receivables Ps.70,000-Ps.89,999	16%	December 2006-October 2009	Monthly	None		158,964		26,898	None

					Ps.	1,444,090	Ps.	1,122,500

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

17.	Differences between Argentine GAAP and US GAAP (continued)

r)	Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivable is as follows:

	Years ended June 30,
	2005		2004
Balance, beginning of the year	Ps.	1,166,708	Ps.	1,464,745
Deductions during the year:
Collections of principal		(44,208)		(298,037)

Balance, end of year	Ps.	1,122,500	Ps.	1,166,708

18.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

b.	Goodwill, net

c.	Allowances and provisions

e.	Cost of leases and services, credit card operations and others

f.	Foreign currency assets and liabilities

g.	Other expenses

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

18.	Other financial statement information (continued)

a.	Fixed assets, net

	Original value

Principal account	Value as of beginning of year		Additions		Deductions		Transfers		Value as of end of year
Properties:
Shopping Centers:
-Abasto	Ps.	251,568,361	Ps.	254,111	Ps.	—	Ps.	—	Ps.	251,822,472
-Alto Palermo		405,541,573		121,424		—		—		405,662,997
-Alto Avellaneda		176,579,716		223,940		—		—		176,803,656
-Paseo Alcorta		104,821,915		729,173		—		—		105,551,088
-Alto NOA		43,012,105		58,787		—		—		43,070,892
-Buenos Aires Design		48,914,220		23,119		—		—		48,937,339
-Patio Bullrich		158,519,496		102,942		—		853,576		159,476,014
-Alto Rosario		25,686,165		2,077,824		—		58,939,770		86,703,759
-Mendoza Plaza Shopping		—		82,223,771		—		22,232,253		104,456,024
-Neuquén		10,321,414		—		—		—		10,321,414
-Caballito plots of land		36,548,156		—		—		—		36,548,156
Other		12,152,843		—		—		—		12,152,843
Leasehold improvements		5,399,827		700,069		—		(12,822)		6,087,074
Facilities		12,019,330		35,969,832		—		(13,160,869)		34,828,293
Furniture and fixtures		11,907,519		6,628,508		—		(1,877,272)		16,658,755
Vehicles		79,729		126,204		—		—		205,933
Computer equipment		14,357,968		3,212,467		—		2,343,100		19,913,535
Software		5,006,279		387,640		—		73,523		5,467,442
Work-in-progress:
-Rosario		25,814,905		31,839,408		—		(57,654,313)		—
-Neuquén		1,844,421		—		—		—		1,844,421
-Patio Bullrich		607,471		504,478		—		(853,576)		258,373
-Tarshop		—		749,820		—		—		749,820
Other		1,572		—		—		—		1,572
-Suppliers advances-Rosario		6,929,337		150,492		—		(7,079,829)		—

Total as of June 30, 2005	Ps.	1,357,634,322	Ps.	(3) 166,084,009	Ps.	—	Ps. (1)	3,803,541	Ps.	1,527,521,872

Total as of June 30, 2004	Ps.	1,351,388,723	Ps.	21,674,602	Ps.	(45,612)	Ps. (6)	(15,383,391)	Ps.	1,357,634,322

	Depreciation										Impairment		Net carrying value as of June 30,
	Accumulated as of beginning of year		Current year						Accumulated as of end of year
Principal account			Increase (Decrease)		Transfers		Amount						2005		2004
Properties:
Shopping Centers:
-Abasto	Ps.	48,295,568	Ps.	—	Ps.	—	Ps.	7,727,664	Ps.	56,023,232	Ps.	—	Ps.	195,799,240	Ps.	203,272,793
-Alto Palermo		176,424,271		—		—		18,416,474		194,840,745		—		210,822,252		229,117,302
-Alto Avellaneda		69,246,369		—		—		8,807,739		78,054,108		—		98,749,548		107,333,347
-Paseo Alcorta		35,818,897		—		—		3,916,239		39,735,136		—		65,815,952		69,003,018
-Alto NOA		10,201,082		—		—		1,986,461		12,187,543		—		30,883,349		29,588,587
-Buenos Aires Design		25,533,648		—		—		2,468,440		28,002,088		—		20,935,251		23,380,572
-Patio Bullrich		37,448,583		—		—		6,683,456		44,132,039		—		115,343,975		121,070,913
-Alto Rosario		—		—		—		1,191,475		1,191,475		4,685,609		80,826,675		25,686,165
-Mendoza Plaza Shopping		—		17,507,154		1,644,539		1,598,511		20,750,204		—		83,705,820		—
-Neuquén		—		—		—		—		—		2,178,816		8,142,598		8,138,294
-Caballito plots of land		—		—		—		—		—		5,482,742		31,065,414		29,717,445
Other		710,801		—		—		88,833		799,634		—		11,353,209		11,074,089
Leasehold improvements		4,281,868		—		—		376,074		4,657,942		—		1,429,132		1,117,959
Facilities		10,590,096		8,279,814		—		1,932,009		20,801,919		—		14,026,374		1,429,234
Furniture and fixtures		10,100,667		753,406		—		1,075,784		11,929,857		—		4,728,898		1,806,852
Vehicles		79,729		—		—		25,241		104,970		—		100,963		—
Computer equipment		12,144,058		2,271,037		—		1,589,511		16,004,606		—		3,908,929		2,213,910
Software		4,246,376		64,060		—		381,045		4,691,481		—		775,961		759,903
Work-in-progress:
-Rosario		—		—		—		—		—		—		—		21,048,630
-Neuquén		—		—		—		—		—		—		1,844,421		1,844,421
-Patio Bullrich		—		—		—		—		—		—		258,373		607,471
-Tarshop		—		—		—		—		—		—		749,820		—
Other		1,572		—		—		—		1,572		—		—		—
-Suppliers advances-Rosario		—		—		—		—		—		—		—		6,929,337

Total as of June 30, 2005	Ps.	445,123,585	Ps.	(9) 28,875,471	Ps.	(2) 1,644,539	Ps.	(4) 58,264,956	Ps.	533,908,551	Ps.	(7) 12,347,167	Ps.	981,266,154	Ps.	—

Total as of June 30, 2004	Ps.	391,070,116	Ps.	(45,612)	Ps.	—	Ps.	(5) 54,099,081	Ps.	445,123,585	Ps.	(8) 17,370,495	Ps.	—	Ps.	895,140,242

(1)	Includes Ps. 2,126,183 reclassified to intangible assets, Ps. 3,311,599 reclassified to inventory, Ps. 103,318 reclassified from other receivables and Ps. 9,138,005 from non-current investments.

(2)	Reclassified from non-current investments.

(3)	Includes Ps. 114,550,434 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.).

(4)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses” ( Note 18.g.), except for Ps. 234,488 which are expensed.

(5)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses” ( Note 18.g.), except for Ps. 127,391 which are expensed.

(6)	Includes Ps. 15,414,281 reclassified to inventory and Ps. 30,890 reclassified from intangible assets.

(7)	Net of the amortization of the year of Ps. 580,775. See Note 18.d.

(8)	Net of the amortization of the year of Ps. 1,606,941. See Note 18.d.

(9)	Related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

18.	Other financial statement information (continued)

b.	Intangible assets, net

	Original value										Amortization										Net carrying value as of June 30,
													Current year
Principal account	Value as of beginning of year		Additions		Deductions		Transfers		Value as of end of year		Accumulated as of beginning of year		Increase (Decrease)		Amount (1)		Accumulated as of end of year		Impairment		2005		2004
Trademarks	Ps.	573,968	Ps.	12,034	Ps.	—	Ps.	—	Ps.	586,002	Ps.	299,752	Ps.	—	Ps.	59,409	Ps.	359,161	Ps.	—	Ps.	226,841	Ps.	252,498
Expenses related to the securitization of receivables		6,975,863		—		(317,471)		—		6,658,392		6,971,281		(317,471)		4,582		6,658,392		—		—		4,582
Preoperating expenses		6,227,775		8,243,652		(2,110)		2,107,851		16,577,168		3,057,516		6,067,662		981,731		10,106,909		1,407,368		5,062,891		1,661,449

Total as of June 30, 2005	Ps.	13,777,606	Ps.	(8) 8,255,686	Ps.	(319,581)	Ps.	(2) 2,107,851	Ps.	23,821,562	Ps.	10,328,549	Ps.	(9) 5,750,191	Ps.	(4) 1,045,722	Ps.	17,124,462	Ps.	(6) 1,407,368	Ps.	5,289,732	Ps.	—

Total as of June 30, 2004	Ps.	34,053,333	Ps.	598,651	Ps.	(20,843,488)	Ps.	(3) (30,890)	Ps.	13,777,606	Ps.	30,016,918	Ps.	(20,843,488)	Ps.	(5) 1,155,119	Ps.	10,328,549	Ps.	(7) 1,530,528	Ps.	—	Ps.	1,918,529

(1)	The allocation of annual amortization charges in the statements of income is included in “Other expenses” (Note 18.g.).

(2)	Includes Ps. 2,126,183 reclassified from fixed assets and Ps. 18,332 reclassified to inventory.

(3)	Reclassified to fixed assets.

(4)	Includes Ps. 4,582 allocated in “Net income (loss) in credit card trust”.

(5)	Includes Ps. 522,650 allocated in “Net income (loss) in credit card trust”.

(6)	Net of the amortization of the year of Ps. 123,160. See Note 18.d.

(7)	Net of the amortization of the year of Ps. 69,262. See Note 18.d.

(8)	Includes Ps. 6,081,806 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.).

(9)	Includes Ps. 6,069,772 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18.	Other financial statement information (continued)

c.	Goodwill, net

	Original value				Amortization						Net carrying value as of June 30,
Principal account	Value as of beginning of year		Value as of end of year		Accumulated as of beginning of year		Amount (1)		Accumulated as of end of year		2005		2004
- Old Alto Palermo	Ps.	24,628,438	Ps.	24,628,438	Ps.	16,624,199	Ps.	2,462,842	Ps.	19,087,041	Ps.	5,541,397	Ps.	8,004,239
- Tarshop S.A.		2,422,536		2,422,536		1,453,521		242,255		1,695,776		726,760		969,015
- Fibesa S.A		21,217,024		21,217,024		8,486,810		2,121,701		10,608,511		10,608,513		12,730,214

Total as of June 30, 2005	Ps.	48,267,998	Ps.	48,267,998	Ps.	26,564,530	Ps.	4,826,798	Ps.	31,391,328	Ps.	16,876,670	Ps.	—

Total as of June 30, 2004	Ps.	48,267,998	Ps.	48,267,998	Ps.	21,737,988	Ps.	4,826,542	Ps.	26,564,530	Ps.	—	Ps.	21,703,468

(1)	The allocation of annual amortization charges in the statements of income is included in “Amortization of goodwill”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

18.	Other financial statement information (continued)

d.	Allowances and provisions

	Balances as of beginning of year		Transfers		Additions		Deductions		Carrying value as of June 30,
Item									2005		2004		2003
Deducted from current assets:
Allowance for doubtful accounts	Ps.	34,061,561	Ps.	4,478,645	Ps.	(6) 6,590,250	Ps.	(1) (7,763,229)	Ps.	37,367,227	Ps.	34,061,561	Ps.	45,332,888

Total as of June 30, 2005	Ps.	34,061,561	Ps.	4,478,645	Ps.	6,590,250	Ps.	(7,763,229)	Ps.	37,367,227	Ps.	—	Ps.	—

Total as of June 30, 2004	Ps.	45,332,888	Ps.	—	Ps.	233,751	Ps.	(11,505,078)	Ps.	—	Ps.	34,061,561	Ps.	—

Total as of June 30, 2003	Ps.	56,425,789	Ps.	—	Ps.	11,344,462	Ps.	(22,437,363)	Ps.	—	Ps.	—	Ps.	45,332,888

Deducted from non-current assets:
Allowance for doubtful accounts	Ps.	44,964	Ps.	—	Ps.	924,255	Ps.	—	Ps.	969,219	Ps.	44,964	Ps.	53,921
Allowance for doubtful mortgage receivable		2,208,275		—		—		—		2,208,275		2,208,275		2,208,275
Impairment of inventory		3,201,577		—		—		(2) (1,753,174)		1,448,403		3,201,577		6,154,771
Impairment of fixed assets		17,370,495		6,897,390		—		(3) (11,920,718)		12,347,167		17,370,495		41,620,843
Impairment of intangible assets		1,530,528		—		—		(4) (123,160)		1,407,368		1,530,528		1,633,789
Impairment of non-current investments		6,897,390		(6,897,390)		—		—		—		6,897,390		7,493,466

Total as of June 30, 2005	Ps.	31,253,229	Ps.	—	Ps.	924,255	Ps.	(13,797,052)	Ps.	18,380,432	Ps.	—	Ps.	—

Total as of June 30, 2004	Ps.	59,165,065	Ps.	—	Ps.	—	Ps.	(27,911,836)	Ps.	—	Ps.	31,253,229	Ps.	—

Total as of June 30, 2003	Ps.	65,327,299	Ps.	—	Ps.	14,350,018	Ps.	(20,512,252)	Ps.	—	Ps.	—	Ps.	59,165,065

Included in current liabilities:
Provision for contingencies	Ps.	—	Ps.	2,032,500	Ps.	—	Ps.	—	Ps.	2,032,500	Ps.	—	Ps.	—

Total as of June 30, 2005	Ps.	—	Ps.	2,032,500	Ps.	—	Ps.	—	Ps.	2,032,500	Ps.	—	Ps.	—

Total as of June 30, 2004	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—

Total as of June 30, 2003	Ps.	3,903,734	Ps.	—	Ps.	—	Ps.	(3,903,734)	Ps.	—	Ps.	—	Ps.	—

Included in non-current liabilities:
Provision for contingencies	Ps.	5,995,698	Ps.	(2,032,500)	Ps.	(7) 6,879,052	Ps.	(5) (236,129)	Ps.	10,606,121	Ps.	5,995,698	Ps.	3,927,125

Total as of June 30, 2005	Ps.	5,995,698	Ps.	(2,032,500)	Ps.	6,879,052	Ps.	(236,129)	Ps.	10,606,121	Ps.	—	Ps.	—

Total as of June 30, 2004	Ps.	3,927,125	Ps.	—	Ps.	2,174,327	Ps.	(105,754)	Ps.	—	Ps.	5,995,698	Ps.	—

Total as of June 30, 2003	Ps.	4,938,067	Ps.	—	Ps.	6,051,578	Ps.	(7,062,520)	Ps.	—	Ps.	—	Ps.	3,927,125

(1)	Includes recovery of allowance for doubtful accounts of Ps. 711,296 and off sets of Ps. 7,051,933.

(2)	Related to recovery of impairment (Note 18.e.)

(3)	Includes amortization of the year of Ps. 580,775 and recovery of impairment of Ps. 11,339,943.

(4)	Related to the amortization of the year.

(5)	Corresponds to payments made during the year.

(6)	Includes Ps. 3,919,950 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.).

(7)	Includes Ps. 4,458,494 related to the acquisition of Mendoza Plaza Shopping (formerly Pérez Cuesta S.A.C.I.) and Ps. 398,053 in “Financial results, net”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

18.	Other financial statement information (continued)

e.	Cost of leases and services, credit card operations and others

	Year ended June 30,
	2005		2004		2003
I. Cost of leases and services
Expenses (Note 18.g.)		68,538,147		60,004,671		58,243,230

Cost of leases and services	Ps.	68,538,147	Ps.	60,004,671	Ps.	58,243,230

II. Cost of credit card operations
Expenses (Note 18.g.)		23,101,868		11,965,061		8,330,235

Cost of credit card operations	Ps.	23,101,868	Ps.	11,965,061	Ps.	8,330,235

III. Cost of others
Inventory as of the beginning of the years	Ps.	44,181,604	Ps.	25,789,201	Ps.	26,195,430
Plus:
Purchases of the years		2,511,802		24,928		105,098
Expenses (Note 18.g.)		127,510		28,440		349,675
Recovery of impairment of inventory		1,753,174		2,953,194		123,190
Transfers (1)		1,981,697		15,414,281		17,210
Less:
Stock as of the end of the years		(50,351,201)		(44,181,604)		(25,789,201)

Cost of others	Ps.	204,586	Ps.	28,440	Ps.	1,001,402

Total cost	Ps.	91,844,601	Ps.	71,998,172	Ps.	67,574,867

(1)	For the year ended June 30, 2005, includes Ps. 1,348,234 related to transfers of the cost of marketing merchandise shown in Note 4.c), Ps. 3,311,599 reclassified from fixed assets and Ps. 18,332 reclassified from intangible assets.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

18.	Other financial statement information (continued)

f.	Foreign currency assets and liabilities

	Currency	Amount of foreign currency	Current exchange rate	Total as of June 30,
Captions				2005		2004
Assets
Current assets
Cash and banks	US$	4,736,189	2.8470	Ps.	13,483,928	Ps.	31,450,725
Cash and banks	EURO	307,417	3.4397		1,057,423		—
Investments	US$	13,515	2.8470		38,478		33,975
Other receivables and prepaid expenses	US$	—			—		13,815,730

Total current assets		5,057,121		Ps.	14,579,829	Ps.	45,300,430

Total assets as of June 30, 2005		5,057,121		Ps.	14,579,829	Ps.	—

Total assets as of June 30, 2004		15,461,581		Ps.	—	Ps.	45,300,430

Liabilities
Current liabilities
Trade accounts payable	US$	336,549	2.8870	Ps.	971,616	Ps.	1,008,361
Customer advances	EURO	300,000	3.4884		1,046,520		—
Short-term debt	US$	6,937,539	2.8870		20,028,675		6,560,919
Related parties	US$	267,894	2.8870		773,410		—

Total current liabilities		7,841,982		Ps.	22,820,221	Ps.	7,569,280

Non current liabilities
Trade accounts payable	US$	647,940	2.8870	Ps.	1,870,602	Ps.	2,864,961
Long-term debt	US$	52,023,368	2.8870		150,191,464		145,135,483
Related parties	US$	600,000	2.8870		1,732,200		—

Total non-current liabilities		53,271,308		Ps.	153,794,266	Ps.	148,000,444

Total liabilities as of June 30, 2005		61,113,290		Ps.	176,614,487	Ps.	—

Total liabilities as of June 30, 2004		52,592,875		Ps.	—	Ps.	155,569,724

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

18.	Other financial statement information (continued)

g.	Other expenses

	Expenses										Total as of June 30, 2005		Total as of June 30, 2004		Total as of June 30, 2003
Items	Cost of leases and services		Cost of credit card operations		Cost of others		Administrative		Selling
Depreciation and amortization	Ps.	57,441,005	Ps.	468,332	Ps.	—	Ps.	458,336	Ps.	—	Ps.	58,367,673	Ps.	52,927,956	Ps.	53,451,281
Salaries and bonuses		—		7,549,640		—		9,950,837		1,835,816		19,336,293		10,757,139		7,091,671
Taxes, rates, contributions and services		49,722		4,244,167		—		4,809,087		9,736,974		18,839,950		11,268,666		8,346,809
Advertising		—		1,900		—		—		9,191,335		9,193,235		2,621,194		1,466,941
Fees for directors		—		3,143,553		—		5,807,218		—		8,950,771		4,300,763		4,133,108
Condominium expenses		7,156,728		—		—		—		—		7,156,728		4,856,216		4,743,900
Fees and payments for services		—		—		—		5,884,393		33,241		5,917,634		5,468,877		3,957,086
Commissions		—		5,191,555		—		—		—		5,191,555		2,668,222		2,026,229
Parking		3,260,781		—		—		—		—		3,260,781		3,206,290		2,269,919
Allowance for doubtful accounts		—		—		—		—		2,883,259		2,883,259		(1,045,008)		10,341,917
Rental		133,677		959,602		—		1,200,535		—		2,293,814		793,070		824,815
Maintenance and repairs		175,333		388,102		—		568,151		—		1,131,586		695,201		714,133
Insurance		—		324,445		—		637,563		—		962,008		802,041		777,996
Stationery		—		401,534		—		507,063		—		908,597		497,000		534,541
Personnel		—		243,203		—		509,866		—		753,069		490,498		370,472
Social security contributions		—		—		—		280,974		318,840		599,814		554,071		303,723
Freight and transportation		—		—		—		297,579		—		297,579		133,479		99,707
Control authorities expenses		—		—		—		152,031		—		152,031		369,321		217,332
Bank charges		—		—		—		133,470		—		133,470		308,664		326,618
Courses to tenants		—		—		127,510		—		—		127,510		—		—
Other		320,901		185,835		—		845,983		607,105		1,959,824		872,285		745,961

Total as of June 30, 2005	Ps.	68,538,147	Ps.	23,101,868	Ps.	127,510	Ps.	32,043,086	Ps.	24,606,570	Ps.	148,417,181	Ps.	—	Ps.	—

Total as of June 30, 2004	Ps.	60,004,671	Ps.	11,965,061	Ps.	28,440	Ps.	20,720,934	Ps.	9,826,839	Ps.	—	Ps.	102,545,945	Ps.	—

Total as of June 30, 2003	Ps.	58,243,230	Ps.	8,330,235	Ps.	349,675	Ps.	18,227,482	Ps.	17,593,537	Ps.	—	Ps.	—	Ps.	102,744,159