Form 20-F
period 2006-06-30
ALTO PALERMO SA APSA
filed 2006-12-28
CIK 1128173

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 128 0-30982

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, Piso 22

Buenos Aires, Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
ADS, each representing forty shares of Common Stock	Nasdaq National Market of the Nasdaq Stock Market

Common Stock, face value ten cents of Peso per share	Nasdaq National Market of the Nasdaq Stock Market*

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of the issuer’s common stock as of June 30, 2006 was 781,962,632

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

ALTO PALERMO S.A. (“APSA”)

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward looking statements.

This annual report includes forward-looking statements, principally under the captions “Summary” “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	changes in exchange rates or regulations applicable to currency exchanges or transfers;

•	unexpected developments in certain existing litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the factors discussed under “Risk Factors”.

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

This annual report contains our audited consolidated financial statements (“consolidated financial statements”) as of June 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004. Our consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina member firm of PricewaterhouseCoopers, an independent registered public accounting firm whose report is included herein.

Except as discussed in the following paragraph, we prepare our consolidated financial statements in Pesos and in conformity with generally accepted accounting principles in Argentina (“Argentine GAAP”) and the regulations of the National Securities and Exchange Commission in Argentina (“Comisión Nacional de Valores”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 19 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

As discussed in Note 3.k. to our consolidated financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represents a departure from generally accepted accounting principles in Argentina. However, such departure has not had a material effect on our consolidated financial statements. Additionally, as discussed in Note 2.c to our consolidated financial statements, contained elsewhere in this annual report, after considering inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. The Company complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. Since Argentine GAAP required companies to discontinue inflation accounting only as from October 1, 2003, the application of the Comisión Nacional de Valores resolution represents a departure from generally accepted accounting principles in Argentina. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on our consolidated financial statements.

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

The Comisión Nacional de Valores issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to be mandatorily applied for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The standards will be effective for the Company for the year ended June 30, 2007.

The most significant change included in the accounting standards adopted by Comisión Nacional de Valores relates to the accounting treatment of differences between the tax basis and book basis of non.monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items adoption of the standard. As such, the Company is allowed to continue treating differences as permanent. As June 30, 2006, the estimated effect of treating differences as temporary will be a decrease in shareholders’ equity of approximately Ps. 150.4 million against in retained earnings.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

References to fiscal years 2002, 2003, 2004, 2005 and 2006 are to the fiscal years ended June 30, 2002, 2003, 2004, 2005 and 2006, respectively.

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

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Selected financial data

In this annual report, references to “US$” and “U.S. Dollar” are to United States Dollars and references to “Ps.”, “Peso” or “Pesos” are to Argentine Pesos. The following selected consolidated financial data has been derived from our audited consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2006, 2005 and 2004 and the selected consolidated balance sheet data as of June 30, 2006 and 2005 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

On January 14, 2003, the Professional Council of Economic Science of the City of Buenos Aires (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires or “CPCECABA”) and the Comisión Nacional de Valores approved, with certain amendments, Technical Resolutions No. 16, 17, 18, 19 and 20 issued by the Argentine Federation of Professional Council of Economic Science (Federación Argentina de Consejos Profesionales de Ciencias Económicas or “FACPCE”), which established new accounting and disclosure standards under Argentine GAAP. We adopted such standards on July 1, 2002, except for Technical Resolution No. 20 which was adopted on July 1, 2003. As required by Argentine GAAP, when issuing our 2003 consolidated financial statements we restated our financial statements for the prior years to give retroactive effect to the newly adopted accounting standards.

The selected consolidated statements of income data for the years ended June 30, 2003 and 2002 and the selected consolidated balance sheet data as of June 30, 2004 and 2003 have been derived from our audited consolidated financial statements as of June 30, 2004 and 2003 and for each of the three years in the period ended June 30, 2004 which are not included herein. Certain reclassifications have been made to these figures to conform to current fiscal year presentation.

The selected consolidated balance sheet data as of June 30, 2002 has been derived from our audited consolidated financial statements as of June 30, 2003 and 2002 and for each of the three years in the period ended June 30, 2003 which are not included herein. Certain reclassifications have been made to these figures to conform to current fiscal year presentation.

The Comisión Nacional de Valores issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to be mandatorily applied for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The standards will be effective for the Company for the year ended June 30, 2007.

The most significant change included in the accounting standards adopted by Comisión Nacional de Valores relates to the accounting treatment of differences between the tax basis and book basis of non.monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items adoption of the standard. As such, the Company is allowed to continue treating differences as permanent. As June 30, 2006, the estimated effect of treating differences as temporary will be a decrease in shareholders’ equity of approximately Ps. 150.4 million against in retained earnings.

Our consolidated financial statements are presented in Pesos. Except as discussed in the following paragraph, our financial statements are prepared in accordance with Argentine GAAP and regulations of the Comisión Nacional de Valores which differ in certain significant respects from U.S. GAAP. Note 19 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income reported under Argentine GAAP for the years ended June 30, 2006, 2005 and 2004, and of shareholders’ equity reported under Argentine GAAP as of June 30, 2006 and 2005. The differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

As discussed in Notes 2.c. and 3.k. to our consolidated financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on an undiscounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However, we believe that such departures have not had a material effect on our consolidated financial statements.

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

References to fiscal years 2002, 2003, 2004, 2005 and 2006 are to the fiscal years ended June 30, 2002, 2003, 2004, 2005 and 2006, respectively.

	As of and for the year ended June 30,(1)
	2006	2006	2005	2004	2003	2002
	(US$)(2)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
U.S. GAAP
Revenues (6)	145,582.9	449,268.7	294,964.9	199,789.2	158,410.2	273,807.8
Costs (6)	(74,703.4)	(230,534.7)	(153,129.5)	(128,754.1)	(127,411.3)	(175,610.5)
Gross Profit	70,879.5	218,734.0	141,835.4	71,035.1	30,998.9	98,197.3
Net income (loss) from retained securitized recievables	(4,514.9)	(13,933.1)	2,578.3	(2,313.3)	(4,077.1)	(4,068.8)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—
Operating Income (loss)	34,163.0	105,427.1	87,764.1	38,174.0	(8,889.5)	5,593.6
Equity loss from related companies	(220.0)	(678.9)	(7,048.5)	626.5	(12,072.2)	(4,895.0)
Amortization of goodwill	—	—	—	—	—	—
Financial results, net	(8,236.9)	(25,419.0)	(11,407.4)	(21,122.6)	118,641.1	(91,189.0)
Other (expenses) income, net	(466.1)	(1,438.3)	(6,025.3)	(2,322.6)	10,593.1	(8,967.7)
Income (loss) before taxes and minority interest	25,240.1	77,890.9	63,282.9	15,355.3	108,272.5	(99,458.1)
Income tax (expense) benefit	(9,149.5)	(28,235.4)	(22,494.5)	(7,398.3)	(46,755.1)	(67,447.3)
Minority interest	(858.0)	(2,647.7)	(4,619.5)	(706.0)	2,339.8	5,113.8

Net income (loss)	15,232.6	47,007.8	36,169.0	7,251.1	63,857.2	(161,791.6)

Basic net income (loss) per common share	0.02	0.06	0.05	0.01	0.09	(0.23)
Basic net income (loss) per ADS	0.01	0.03	0.02	0.01	0.02	(0.23)
Diluted net income (loss) per common share	0.78	2.40	2.00	0.40	3.60	(9.20)
Diluted net income (loss) per ADS	0.39	1.20	0.80	0.40	0.80	(9.20)
Number of shares outstanding	781,962.6	781,962.6	780,423.6	727,682.3	704,829.7	700,000.0

	As of and for the year ended June 30,(1)
	2006	2006	2005	2004	2003	2002
	(US$)(2)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
BALANCE SHEET DATA

U.S. GAAP
Total assets	426,684.3	1,316,747.9	1,227,024.5	1,122,713.3	1,106,138.7	1,161,564.9
Shareholders’ equity	208,634.8	643,847.0	619,975.8	595,230.7	594,736.7	530,253.0

CASH FLOW DATA

Argentine GAAP:
Net cash provided by operating activities	55,303.3	170,666.1	95,100.6	78,510.9	42,896.9	53,319.2
Net cash used in investing activities	(40,189.1)	(124,023.5)	(61,476.9)	(17,898.7)	(3,331.3)	(3,744.9)
Net cash used in financing activities	(12,946.3)	(39,952.4)	(52,205.7)	(20,603.1)	(27,737.4)	(54,330.6)

U.S. GAAP:
Net cash provided by operating activities	54,932.6	169,521.9	95,239.5	76,533.6	44,607.7	66,635.8
Net cash used in investing activities	(40,189.1)	(124,023.5)	(61,390.1)	(17,898.7)	(3,331.3)	(3,506.1)
Net cash used in financing activities	(12,946.3)	(39,952.4)	(52,205.7)	(20,603.1)	(27,737.4)	(54,330.6)
Effect of exchange rate changes on cash and cash equivalents	370.7	1,144.1	(225.7)	1,977.3	1,699.7	(53.1)
Effect of inflation accounting	—	—	—	—	(3,410.5)	(13,502.4)

OTHER FINANCIAL DATA

Argentine GAAP:
Capital expenditures (4)	32,463.9	100,183.6	51,258.9	20,579.7	2,448.0	3,962.8
Depreciation and amortization	22,221.0	68,573.9	63,433.5	58,404.5	61,383.2	66,511.4
Current assets/current liabilities	0.24	0.73	0.87	0.73	0.90	0.62
Non-current assets/total assets	0.27	0.84	0.88	0.89	0.94	0.95
Net income (loss) /average net worth (5)	0.02	0.06	0.04	0.02	0.11	(0.02)
Dividends per share	0.019	0.060	0.037	0.025	0.014	—
Dividends per ADS	0.779	2.404	1.486	0.984	0.568	—

(1)	In thousands of Pesos, except per share amounts and ratios. Sums may not total due to rounding.
(2)	Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina as of June 30, 2006, which was Ps. 3.086 per US$ 1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all.

(3)	Includes interest income, interest expense, results from derivative financial instruments, exchange differences, results on exposure to inflation, impairment charges and reversals, and results from repurchase of debt.
(4)	Capital expenditures represent the cash cost in respect of capital expenditures during the year, which includes acquisition of fixed assets, undeveloped plots of land, and guarantee deposits related to the acquisition of such assets.
(5)	Average net worth is the simple average between the shareholders’ equity balance at the end of the fiscal period excluding the current fiscal year’s results and the shareholders’ equity at the end of the immediately preceding year.
(6)	As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. The Company does not charge any mark up on reimbursable costs. These expenses are incurred and paid by the Company and then passed through to tenants as reimbursable costs. Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the financial statements. Under U.S. GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet. Prior year amounts have been modified to reflect this disclosure difference.

Exchange Rates

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. Dollars expressed in nominal Pesos per U.S. Dollar. On November 30, 2006, the applicable Peso/U.S. Dollar exchange rate was Ps. 3.048 to US$ 1.00. The Federal Reserve Bank of New York does not report a non-buying rate for Pesos.

Nominal Exchange Rates

	Exchange Rate (4)
	High (1)	Low (2)	Average (3)	End of Period
Fiscal year ended June 30, 2002	3.7400	0.9990	1.8206	3.7900
Fiscal year ended June 30, 2003	3.7400	2.7120	3.2565	2.8000
Fiscal year ended June 30, 2004	2.9510	2.7100	2.8649	2.9580
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9230	2.8670
Fiscal year ended June 30, 2006	3.0880	2.8590	3.0006	3.0860
Month ended July 31, 2006	3.0860	3.0720	3.0813	3.0720
Month ended August 31, 2006	3.0970	3.0690	3.0799	3.0960
Month ended September 30, 2006	3.1070	3.0940	3.1002	3.1040
Month ended October 31, 2006	3.1070	3.0890	3.0982	3.0890
Month ended November 30, 2006	3.0480	3.067	3.0551	3.0480

(1)	The high rate shown was the highest month-end rate during the year or any shorter period, as noted.
(2)	The low rate shown was the lowest month-end rate during the year or any shorter period, as noted.
(3)	Average of month-end rates.
(4)	All mid market prices.

Source: Banco de la Nación Argentina. Bloomberg

Fluctuations in the exchange rate between the Peso and the U.S. Dollar may affect the equivalent in U.S. Dollars of the price in Pesos of notes on the Buenos Aires Stock Exchange. Increases in Argentine inflation or devaluation of the Argentine currency could have a material adverse effect on our operating results.

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

Risks Related to Argentina

Argentina’s current growth and stability may not be sustainable

During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis. Although the economy has recovered significantly over the past three years, uncertainty remains as to whether the current growth and relative stability are sustainable. The Argentine economy remains fragile for reasons as reflected by the following:

•	unemployment remains high;

•	the availability of long-term fixed rate credit remains low;

•	investment as a percentage of GDP remains low;

•	the current fiscal surplus could become a fiscal deficit;

•	the current trade surplus could reverse into a trade deficit;

•	inflation has risen recently and threatens to accelerate;

•	volatility of discretionary spending;

•	the regulatory framework continues to be uncertain;

•	the country’s public debt remains high and international financing is limited; and

•	the recovery has been dependent to some extent on high commodity prices which are volatile and outside the control of the country, and excess capacity which has reduced considerably.

Substantially all of our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the economic conditions prevailing in Argentina. Although the economic situation in Argentina has improved, instability is still prevalent and no assurance can be given that macroeconomic conditions in Argentina will not deteriorate again.

Inflation may rise again, causing adverse effects on the Argentine real estate markets as well as the Argentine economy generally

After several years of price stability, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002, before substantially stabilizing in 2003. However, inflationary pressures have since reemerged with consumer prices increasing by 6.1% per annum during 2004 and increasing by 12.3% in 2005. During the eleven-month period ended November 30, 2006, the non-annualized inflation rate was 8.8%.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment could slow the rebound in the real estate market and may also undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment.

Argentina’s sovereign debt restructuring and the early prepayment to the International Monetary Fund may create certain additional uncertainties, and the Argentine government may face future litigation that could have an impact on Argentina´s ability to obtain financing from international markets and economic growth

After defaulting on over US$ 144.5 billion in external debt and as part of the debt restructuring process, the Argentine government consummated a debt exchange offer in the first quarter of 2005 with a rate of participation by bondholders of approximately 76% and an aggregate tendered amount of US$ 62.3 billion. The settlement of the debt exchange was completed on June 2, 2005 due to a delay resulting from legal action by certain bondholders who did not participate in the exchange offer that attempted to attach the tendered bonds. Despite the high levels of acceptance of the exchange offer, the amounts not tendered for exchange totaled approximately US$ 20 billion. Some bondholders in the United States, Italy and Germany filed legal actions against Argentina that are still pending resolution, and holdout creditors may initiate new suits in the future. Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with holdout creditors may prevent the Argentine government from accessing the international capital markets for the foreseeable future. Moreover, after consummation of the exchange offer, Argentina’s sovereign debt is still significant and may inhibit economic growth and result in lower fiscal surpluses that could further restrict the ability to repay outstanding debt. Under these circumstances, we cannot assure you that the economy will not suffer additional shocks.

Following settlement of Argentina’s sovereign debt restructuring, the International Monetary Fund (the “IMF”) agreed to a one-year extension of Argentina’s scheduled repayment of debt due to the IMF and on December 15, 2005, the Argentine government announced its intention to prepay all of its outstanding debt with the IMF, totaling US$ 9.53 billion, using reserves available at the Central Bank. On January 3, 2006, the Argentine government made the prepayment of its outstanding debt with the IMF using foreign reserves of the Central Bank that were in excess of the amounts necessary to support 100% of Argentina’s monetary base. The reduction of the Central Bank’s foreign-currency reserves may weaken Argentina’s ability to overcome economic deterioration. However, in October 2006 the Central Bank recovered the reserves level previous to the prepayment of its outstanding debt with the IMF. Without international private financing Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Central Bank to adopt measures to combat inflation and could adversely affect Argentina’s economic growth and public finances, which could adversely affect our business, financial conditions or results of operations. In addition, without the restrictions on spending imposed by the IMF arrangement, Argentina may again experience significant government spending which could result in renewed inflation and other adverse economic consequences.

The Peso has been subject to major devaluations in the past and may suffer significant fluctuations in the future creating uncertainty as to Argentina’s economic future what may have a material adverse effect on the results of our operations and financial condition

The economic policies of the Argentine government as well as any future depreciation of the Peso against the US$ might have an adverse impact on our financial condition and the results of our operations. The Peso has been subject to major devaluations in the past and may suffer significant fluctuations in the future.

Law No. 25,561, promulgated on January 6, 2002, called Public Emergency and Foreign Exchange Regime Reform Law (“Public Emergency Law”), put an end to over a decade of one-to-one parity between the US$ and the Peso and authorized the Argentine government to set the exchange rate. Subsequent to the devaluation of the Peso in early 2002 and since the beginning of the economic crisis, there have been significant fluctuations in the value of the Peso causing repeated Argentine Central Bank interventions to stabilize the Peso through purchases and sales of U.S. Dollars. The exchange rate between Peso and U.S. Dollar prevailing on November 30, 2006 was Ps.3.048 = US$1.00, after a peak of Ps.3.90 per US$ on June 25, 2002.

Substantially all of our revenues and assets as of June 30, 2006 in Argentina, and as a result of the enactment of the Public Emergency Law, they are calculated and collected in Pesos. We cannot assure you that the policies to be implemented by the Argentine government in the future will stabilize the value of the Peso against foreign currencies.

Therefore, the Peso may continue to be subject to significant fluctuations and further devaluations which might significantly and adversely affect our financial condition and the results of our operations.

Any further depreciation of the Peso against the US$ will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition, and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues. Moreover, our Peso-denominated monetary assets and liabilities could be affected by the introduction of different inflation adjustment indexes. We cannot assure you that the policies to be implemented by the Argentine government in the future will stabilize the value of the Peso against foreign currencies. Therefore, the Peso may continue to be subject to significant fluctuations and further depreciations that might significantly and adversely affect our financial condition and the results of our operations.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy

During its crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s ongoing economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. Future government policies to avoid or address social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit and may prevent us from servicing our foreign currency denominated debt obligations

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the Peso. In addition, the government issued Decree No. 616/05 that established new controls on capital inflows that could result in less availability of international credit. Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained. Moreover, in such event, restrictions on the transfers of funds abroad may impede our ability to make payments abroad and your ability to receive payments of principal and interest as a holder of notes.

By contrast, according to Communication “C” 43075 dated September 26, 2005, inflows of foreign currency caused by a non-resident and to be applied to payment obligations under a purchase agreement (including installment payments) concerning real estate under construction may be registered as foreign direct investments, provided that certain conditions are met.

Although most capital outflow restrictions with regards to imports of goods, payment of interest, utilities, dividends and financial debts have been eliminated, there can be no assurance that the Argentine Central Bank will not reverse its position and once again restrict payments of principal and interest outside of Argentina. If more stringent restrictions are imposed by the Argentine Central Bank, we may be unable to make payments of principal and/or interest on our foreign currency-denominated debt obligations. If that were to occur, we would likely suffer payment defaults on our existing debt obligations, and such defaults would likely have a material adverse effect on our financial condition and prospects and our ability to service our external debt obligations.

The Argentine economy could be adversely affected by economic developments in other global markets

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999. In addition, Argentina continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be affected by events in developed economies which are trading partners or that impact the global economy.

Shocks of a similar magnitude to the international markets in the future can be expected to affect adversely the Argentine economy and therefore our business.

You may not be able to enforce your claims in Argentina

We are a corporation (sociedad anónima) organized under the laws of Argentina. Most of our shareholders, directors, members of our supervisory committee, members of our executive committee and officers and certain experts named herein reside principally in Argentina and substantially all of our assets are located in Argentina. Under Argentine law, enforcement of foreign judgments would be recognized provided that the requirements of Articles 517 through 519 of the National Code of Civil and Commercial Procedure are complied with, including, that the judgment does not violate principles of public policy of Argentine law, as determined by the Argentine court. We cannot assure you that an Argentine court would not deem the enforcement of foreign judgments requiring us to make a payment under the notes in foreign currency outside of Argentina to be contrary to argentine public policy, if at that time there are legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina to cancel indebtedness.

Risks Related to Our Business

The devaluation of the Argentine Peso and the deterioration of the Argentine economy may cause a material adverse effect on the results of our operations and financial condition

As of June 30, 2006, our outstanding financial debt denominated in US$ amounted to Ps. 167.5 million (including accrued and unpaid interest and deferred financing costs), which represented a 70.8% of our consolidated financial debt. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2006, our consolidated financial debt amounted to Ps. 236.7 million (including accrued and unpaid interests and deferred financing costs).

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

An economic downturn in the areas in which the shopping centers are located, bankruptcy of tenants and reduction in the shopping center sales due to lower disposable income might materially and adversely affect our financial condition and results of operations. Increases in operating costs due to inflation and other factors may result in the inability or unwillingness of some tenants to pay rent or increase expense. In addition, we have a number of important tenants occupying space in more than one shopping center; if any one or more of such tenants were to experience financial difficulties and default in lease payments, our operating results could be materially and adversely affected. During the fiscal year ended June 30, 2006, our biggest tenant contributed approximately 3.9% of our income from leases and services. Furthermore, as leases on properties expire or terminate early, we may be unable to find new tenants or existing tenants may enter into new leases on terms that are less favorable to us. The failure to lease such properties could have a material adverse effect on our financial condition.

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

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our financial condition

For the fiscal year ended June 30, 2006, approximately 85.3% of our sales from leases and services were derived from properties in the City of Buenos Aires and the Greater Buenos Aires area. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires area, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

Our acquisition of a significant interest in the Neuquén Project may be voided, and we may lose our original investment.

On July 6, 1999, we acquired 94.6% ownership of Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps.4.2 million. Shopping Neuquén’s sole asset is a plot of land of approximately 50,000 square meters in which we seek to develop a shopping center. The proposed project also contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex, none of which have begun. We paid Ps.0.9 million on September 1, 1999, and the remaining Ps.3.3 million were originally scheduled to be paid on the earlier to occur of July 5, 2001, and the completion of the construction of the shopping center. The balance of the purchase price has not been paid. On August 15, 2003, the former holders of 85.8% of Shopping Neuquén filed a complaint against us seeking recovery of the unpaid balance of the purchase price, plus interest and legal costs.

In September 2003, we answered the complaint and raised several defenses including, plaintiffs’ non-compliance with her duties under the contract and the pesification of the purchase price balance pursuant to emergency legislation adopted in 2002. We also filed a counterclaim alleging there should be a readjustment of the terms of the contract which became excessively burdensome given the 2001 economic, social and political crisis. In November 2003, the plaintiffs replied to our counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus our contract readjustment claim was inadmissible. The matter is currently subject to appeal, as the ruling of the trial court was appealed by both former shareholders of Shopping Neuquén and us. If we cannot reach agreement with the former owners of Shopping Neuquén, we would be compelled to pay the sum that the court determines. As of September 30, 2006, the Ps.3.3 million deferred balance of the purchase price remains unpaid. The Company maintains a provision of Ps. 2.5 million which represents the Company’s best estimate of the probable loss to be incurred in connection with these claims.

We are engaged in litigation with the Municipality of Neuquén

In June 2001, Shopping Neuquén filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already made by Shopping Neuquén would be lost and passed on to the Municipality of Neuquén, leaving Shopping Neuquén with no right to compensation.

On January 21, 2003, Shopping Neuquén submitted its response to the Decree 1437/02 requesting its revocation and requesting permission to submit a new construction timetable. The Municipal Executive issued Decree 585/2003 rejecting these requests. On May, 2003, Shopping Neuquén filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén had expired. The decision, however, is not final. We filed an appeal, but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the Supreme Court of Neuquén declares the appeal admissible, the final decision will then be made by the Federal Supreme Court, but if it is declared inadmissible we will then file an appeal directly with the Federal Supreme Court.

On December 13, 2006, Shopping Neuquén subscribed an agreement with the Municipality of Neuquén and the Province of Neuquén in which Shopping Neuquén was given a new time table to implement the commercial and housing project. In addition, Shopping Neuquén will be allowed to transfer further subdivisions of the plot of land owned by Shopping Neuquén to third parties, provided that the plot to be transferred is not the one on which the shopping center is going to be built.

The agreement is subject to the City of Neuquén Council’s approval and the promulgation of the new Ordinance by the Mayor of the City of Neuquén. Should the agreement be disapproved by the City Council, such agreement will be void.

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

As of November 30, 2006, IRSA Inversiones y Representaciones Sociedad Anonima (“IRSA”) and

Parque Arauco S.A. (“Parque Arauco”), our main shareholders, owned in the aggregate approximately 91.2% of our capital stock. These principal shareholders control us and have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

The number of shares beneficially owned by IRSA and Parque Arauco in the aggregate will increase by 2,239,716,498 assuming full conversion of US$ 47.23 million Convertible Notes owned by IRSA and Parque Arauco.

We provided mortgage loans to purchasers of our residential development properties and any default on such loans could adversely affect our cash flow

Although mortgage financing for residential property is available in Argentina from banks and financial institutions, we have provided seller financing to purchasers of units in our residential development properties by extending mortgage loans to such purchasers. Our mortgage loans were pesified and currently bear interest at a fixed interest rate averaging 14% per year and for terms ranging generally from 1 to 15 years. As of June 30, 2006, we had approximately Ps. 1.0 million in outstanding mortgage loans.

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

Argentine lease laws imposes restrictions that limit our flexibility

Argentine laws governing leases impose certain restrictions, including the following:

•	lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements;

•	lease agreements must be for a minimum term of two years for residential properties and three years for retail property, except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for the leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial lease agreements after the initial six months. The exercise of such rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future.

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

Risks Related to the American Shares and the Shares

Shares eligible for sale could adversely affect the price of our shares and American Depositary Shares (“ADS)

The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders of common shares or ADS in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The ADS are freely transferable under U.S. securities laws, including shares sold to our affiliates. IRSA and Parque Arauco, which as of November 30, 2006 own approximately 91.2% of our common shares (or approximately 713,061,316 common shares which may be exchanged for an aggregate of 17,826,533 ADS), are free to dispose of any or all of their common shares or ADS at any time in their discretion.

Sales of a large number of our common shares and/or ADS would likely have an adverse effect on the market price of our common shares and the ADS. Different Corporate Disclosure and Accounting Standards.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Market (Bolsa de Comercio de Buenos Aires) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with generally accepted accounting principles in Argentina which differ in certain significant respects from U.S. GAAP. Consequently, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

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

If we are considered to be aPassive Foreign Investment Company for United States federal income tax purposes, United States holders of our securities would suffer negative consequences

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a Passive Foreign Investment Company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2006, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. If we become a PFIC, United States Holders of our shares or ADS will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or ADS at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

ITEM 4. Information on the Company

A. History and Development of the Company

General Information

Our legal name is “Alto Palermo S.A. (APSA)”. We were organized and incorporated on August 29,1889 under Argentine law as a stock corporation (Sociedad Anónima or S.A.). Our bylaws were registered in the Superintendence of Corporations (Inspección General de Justicia or “IGJ”) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our shares are listed and traded on the Buenos Aires Stock Market (Bolsa de Comercio de Buenos Aires) and our ADS on the NASDAQ. Our headquarters and principal executive offices are located at Moreno 877, 22nd Floor, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54-(11)-4344-4600. Our Depositary Agent for the ADS in the United States is Bank of New York whose address is 1258 Church Street Station, New York, New York 10286, and whose telephone is +1-(610)-312-5315. Our website is www.apsacc.com.ar. Information contained in or accesible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resources locator” and are for your information reference only. We assume no responsibility for the information contained on this site.

History

Limited Operating History

We were formed in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and, until 1984, we led the main fresh produce market in the City of Buenos Aires. Our most important asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely ceased operations. In July 1994, IRSA acquired a controlling interest in our company and, subsequently, we resumed real estate operations. Since then, we have continued to grow through a series of acquisitions and development of businesses. In April 1997 we merged with fourteen of our wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)” to “Alto Palermo S.A. (APSA)”. As of November 30, 2006 the largest beneficial owners of our capital stock are IRSA 61.6 % and Parque Arauco 29.6%. Our remaining shares are owned by the public.

Acquisitions of Businesses

Fiscal Year ended June 30, 2006

On June 29, 2006, we acquired from Phillips Argentina S.A. a plot of land located in Saavedra district, in the Northern Area of the city of Buenos Aires covering a surface area of 28,741 square meters. The transaction price was US$ 17.9 million, which has been completely paid at the time the deed of title was subscribed.

Fiscal Year ended June 30, 2005

On September 29, 2004, we entered into a purchase agreement pursuant to which we acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping for US$ 5.3 million, of which US$ 1.77 million were paid on December 2, 2004. The remaining balance was paid in two installments of US$ 1.77 million each on September 29, 2005 and 2006. As a result of this acquisition, we became holders of 68.8% of the capital stock of Mendoza Plaza Shopping, which runs the Mendoza Plaza Shopping center in the city of Mendoza. In addition, in May 2005 our ownership interest in Mendoza Plaza Shopping increased to 85.4% as a result of a capital increase made by Mendoza Plaza Shopping through the conversion of debt owed to us. For detalis see Note 2.f) to our consolidated financial statements.

Fiscal Year ended June 30, 2004

During the fiscal year ended June 30, 2004 we did not enter into any material business acquisitions.

Capital Expenditures

During fiscal year 2006 we invested approximately Ps. 100.2 million in capital expenditures of which Ps. 61.3 million were related to the acquisition of a plot of land in the Northern Area of the City of Buenos Aires, in the district of Saavedra, and other undeveloped plots of land, Ps. 30.3 million correspond to improvements made to our shopping center properties and Ps. 8.6 million are kept in escrow in the Deustche Bank in favor of Argentimo S.A. pursuant to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. which sets forth the guidelines for negotiating the acquisition of land in which we plan to develop a commercial center and a dwelling and / or office building. For more information on our capital expenditures after June 30, 2006, see “Item 8.B. Significant changes” of this annual report.

During fiscal year 2005 we invested approximately Ps. 51.3 million in capital expenditures, Ps. 50.6 million were related to the development of Alto Rosario and improvements of our shopping center properties, Ps. 4.2 million (US$ 1.77 million corresponding to the first installment, net of cash acquired) related to the acquisition of 49.9% of the capital stock of Mendoza Plaza Shopping S.A. We acquired Mendoza Plaza Shopping S.A. for a total amount of US$ 5.3 million and Ps. 0.6 million related to the acquisition of undeveloped plots of land.

During fiscal year 2004 we invested approximately Ps. 20.6 million in capital expenditures, related to the development of Alto Rosario and improvements of our shopping center properties.

Recent Developments

Philips Argentina’s Plot of land

On December 1, 2006, we entered into a construction, administration and commercialization agreement with Centro Comercial Panamericano, S.A. (“Centro Comercial Panamericano”) in relation to the future shopping mall and housing complex to be built on two properties located in the neighborhood of Saavedra, in the City of Buenos Aires owned by Panamerican Mall S.A. (“PAMSA”). We sold one of these properties (a plot of land acquired from Philips Argentina S.A.) to PAMSA. The remaining property was acquired by PAMSA from Centro Comercial Panamericano.

PAMSA is a corporation recently constituted in which we hold 80% of its capital stock. Centro Comercial Panamericano holds the remaining 20%. PAMSA was organized in order to carry out the agreement entered into between us and Centro Comercial Panamericano. In connection with the aforementioned project, we made a capital contribution of Ps. 158,280,260 to PAMSA.

Commencement of construction of the proposed project remains subject to receipt of certain governmental approvals.

Córdoba Shopping Villa Cabrera

During July 2006, we entered into an agreement with Grupo Roggio pursuant to which we would acquire, subject to completion of a successful due diligence and the fulfillment of certain conditions, the total outstanding shares of Empalme S.A, owner of Córdoba Shopping Villa Cabrera.

Córdoba Shopping Villa Cabrera is a shopping center covering a surface area of 35,000 square meters, having 160 commercial stores, a multiplex cinema with 12 movie theatres and a parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of the city of Córdoba, the second largest city of Argentina.

On December 18, 2006 the transaction was approved and consummated by the Antitrust Agency through Resolution SCI N° 67 of the Secretary of Commerce. This investment will be an opportunity for Alto Palermo to grow in the shopping center segment, in line with its strategy of expanding and gaining foothold in the main markets of the Argentine provinces

Proposed Acquisition in Province of Córdoba.

On December 19, 2006, we reported that it was notified of the acceptance of its Ps.32.5 million bid submitted in a public tender organized by Corporación Inmobiliaria Córdoba S.A. for the sale of a property in the City of Córdoba known as Edificio Ex Escuela Gobernador Vicente de Olmos. The acquired property is the subject of a concession granted in 1990 by the Province of Cordoba to an unaffiliated joint venture “Regam S.C.A. y Corrientes Palace S.A. Unión Transitoria de Empresas”. After notification of the acceptance of its bid, the Company made a Ps. 9.7 million down payment in accordance to the bid rules.

On December 13, 2006, we were notified by a notary that on December 5, 2006, an objection had been filed with the National Antitrust Commission, the Argentine antitrust authority, seeking to enjoin the Company from accepting the award made pursuant to the tender. To date we have not received any notification issued by the National Antitrust Commission.

B. Business Overview

Operations and principal activities

We operate in three reportable segments. These segments are: leases and services, credit card operations and others. The leases and services segment includes the operating results of our shopping centers primarily comprised of lease and service revenues from tenants. The credit card operations segment reflects our portfolio of credit card accounts issued by our majority-owned subsidiary, Tarshop, S.A. (“Tarshop”). Others includes the operating results of our construction and sale of residential buildings properties (sales and development properties), the operating results of sale of undeveloped plots of land, and our equity in the results of E-Commerce Latina (e-commerce activities). As of June 30, 2006, we operate and own a majority equity interest in nine shopping centers in Argentina, as follows:

Property	Interest owned (4)	Location
Paseo Alcorta	100%	City of Buenos Aires, Argentina
Patio Bullrich	100%	City of Buenos Aires, Argentina
Abasto	100%	City of Buenos Aires, Argentina
Alto Palermo	100%(1)	City of Buenos Aires, Argentina
Buenos Aires Design	54%(2)	City of Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	85%(3)	Mendoza, Argentina

(1)	We have a 99.99% interest in Alto Palermo through a 99.99% interest in our subsidiary Shopping Alto Palermo S.A. (“SAPSA”).
(2)	We have a 54% equity interest of Emprendimiento Recoleta S.A. (“ERSA”), which holds the concession to operate the Buenos Aires Design Shopping Center.
(3)	We have a 85% equity interest in Mendoza Plaza Shopping Center, through a 85% interest in our subsidiary Mendoza Plaza Shopping S.A.
(4)	Percentage of equity interest owned has been rounded.

We also construct residential apartment buildings for sale and shopping centers in order to operate them.

During fiscal year 2006, we sold a plot of land close to Paseo Alcorta. As of June 30, 2006, we owned the following properties for development:

•	A residential project, known as the Coto Residential Project, to be built on the top of the existing supermarket, Coto Centro Integral de Comercialización S.A.

•	A plot of land where both residential and retail space may be developed in the City of Rosario, known as the Torres Rosario Project.

•	A property for development of a shopping center space in Neuquén, known as the Neuquén Project.

•	A property for development of shopping center space in the neighborhood of Caballito, City of Buenos Aires, known as the Caballito Project.

Through our majority-owned subsidiary Tarshop, we originate credit card accounts which make it more attractive for customers to purchase goods and services from our shopping centers retail and services businesses. Tarshop is a limited purpose credit card company and is not affiliated with any bank.

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

The following tables set forth certain information regarding our revenues by geographical area and the percentages of our revenues by business segment for the periods indicated:

	Fiscal year ended June 30,
	2006	2005	2004
Revenues from leases and services by

Geographical Area

City of Buenos Aires	158,115,720	127,789,991	95,648,906
Greater Buenos Aires	25,151,278	19,149,474	14,733,998
Rest of the country	31,702,220	18,538,449	2,768,596

Total Revenues	214,969,218	165,477,914	113,151,500

	Fiscal year ended June 30,
	2006	2005	2004
Revenues by Product Line

Leases and services	59.7%	72.0%	79.2%
Credit card operations	34.0%	28.1%	21.0%
Others	6.5%	0.0%	0.0%
Intersegment eliminations (2)	(0.2)%	(0.1)%	(0.2)%

Total	100.0%	100.0%	100.0%
Total Revenues (1)	361.4	230.2	143.3

(1)	In million of Pesos.
(2)	Includes intersegment eliminations from lease revenues and expenses which means eliminations due to consolidation of the financial statements. See the specific notes of this issue in the notes to our consolidated financial statement (Note 9).

Business Strategy

General

Our principal objective is to increase cash flow, revenues and asset value by implementing a strategy of:

•	offering a variety of commercial proposals reflecting recent trends to achieve the satisfaction of our customers.

•	implementing a comprehensive marketing program intended to increase traffic in our shopping centers;

•	developing brand name recognition and consumer loyalty to our shopping centers by, among other things, coordinated promotional events, loyalty cards and similar efforts designed to attract consumers away from traditional street-level stores and by differentiating our shopping centers from those of our competitors;

•	developing our credit card operation business, which encourage customers to purchase goods and services from our shopping centers, and seeking to expand the use of our cards to new stores outside our malls;

•	expanding family entertainment and restaurant facilities to encourage increased frequency and duration of visits by consumers, and particularly families, to our shopping centers;

•	achieving worthy synergies, economies of scale and cost reductions through the consolidated administration of our shopping centers;

•	developing new shopping centers in strategic markets with growth opportunities across Argentina; and

•	taking advantage of tourism to promote sales in our shopping centers.

Shopping Centers

General Description

As of June 30, 2006, we owned a majority interest in, and operated, a portfolio of nine shopping centers in Argentina, of which five are located in the city of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich and Buenos Aires Design), one is located in the greater Buenos Aires area (Alto Avellaneda), and the rest are located in different provinces (Alto Noa in the city of Salta, Alto Rosario in the city of Rosario and Mendoza Plaza in the city of Mendoza).

Our shopping centers comprise a total of 212,711 square meters of gross leasable area (excluding certain space occupied by hypermarkets, which are not our tenants). Total tenants’ sales in nominal value in our shopping centers, as reported by retailers, were approximately Ps. 2,275.1 million for the fiscal year ended June 30, 2006 and Ps. 1,697.9 million for the fiscal year ended June 30, 2005. Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales. As of June 30, 2006, the average occupancy rate of our shopping centers was 99.1%. During the fiscal year ended June 30, 2006, income from our largest tenants was approximately 3.9% of consolidated sales from revenues and services.

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the fiscal years ended June 30, 2006, 2005 and 2004.

	Fiscal Year Ended June 30,(1)
	2006	2005	2004
	Ps.	Ps.	Ps.
Abasto	453,871,445	333,216,597	270,655,454
Alto Palermo	436,244,953	362,089,242	278,194,070
Alto Avellaneda	308,900,404	259,630,930	188,599,180
Paseo Alcorta	264,060,375	212,617,732	169,131,939
Patio Bullrich	195,877,528	170,679,604	129,586,713
Alto Noa	104,529,187	75,648,232	51,817,401
Buenos Aires Design	91,921,046	73,906,709	60,424,247
Mendoza Plaza	275,864,008	159,206,234	157,251,948
Alto Rosario	143,806,266	50,895,239	—

Total Retail Sales (2)	2,275,075,212	1,697,890,519	1,305,660,952

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.

The following table sets forth certain information regarding the shopping centers in which we held an interest as of June 30, 2006:

	Date of Acquisition or Opening	Gross Leasable Area (1)	Total Number of Stores	Occupancy rate (2)	Alto Palermo’s Ownership Interest	Net Book Value as of June 30, 2006 (3)
		(m2)		(%)	(%)	(Ps.)
Abasto (4) (5)	7/94	39,472.6	172	99.9	100	188,359.7
Alto Palermo (6)	11/97	18,078.8	150	100.0	100	193,512.8
Alto Avellaneda (7)	11/97	27,250.9	149	96.6	100	86,288.7
Paseo Alcorta	6/97	14,704.3	113	99.2	100	62,259.9
Patio Bullrich	10/98	10,749.5	85	100.0	100	109,200.7
Alto Noa (8)	3/95	18,779.4	85	100.0	100	29,016.5
Buenos Aires Design (9)	11/97	14,598.0	59	100.0	54	18,516.6
Mendoza Plaza (10)	12/94	39,064.8	146	97.8	85	88,600.8
Alto Rosario (11)	11/04	30,012.8	145	100.0	100	83,171.3

Total		212,711.1	1,104	99.1		858,927.0

(1)	Excludes the gross leasable area occupied by hypermarkets which are not our tenants.
(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2006.
(3)	Book value equals cost of acquisition of fixed assets or development plus improvements, (adjusted for inflation until February 28, 2003), less accumulated depreciation and impairment charges / recovery.
(4)	Opened on November 10, 1998.
(5)	Excludes approximately 3,800 square meters of space occupied by Museo de los Niños, Abasto.
(6)	On November 18, 1997, we acquired a 75% interest in the property, and on December 23, 1997 we acquired the remaining 25%.
(7)	On November 18, 1997, we acquired a 50% interest in the property, and on December 23, 1997 we acquired the remaining 50%.
(8)	In March 1995, September 1996 and January 2000, we acquired a 50%, 30% and 20% interest in the property, respectively.
(9)	We own directly a 54% interest in the company which holds the concession to operate this property. We consolidate sales of this shopping center. The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased. During May 2006, we acquired an additional 3% interest, increasing our interest from 51% to 54%.
(10)	During fiscal year 2005, we increased our interest in Mendoza Plaza Shopping S.A. by 66% from 19% to 85%. For details, see Note 2.f) to our consolidated financial statements.
(11)	Excludes approximately 1,260 square meters of space occupied by Museo de los Niños, Rosario.

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area for the fiscal years ended June 30, 2006, 2005 and 2004:

	Fiscal year ended June 30,
	2006	2005	2004
	%
Abasto	99.9	100.0	98.9
Alto Palermo	100.0	100.0	100.0
Alto Avellaneda	96.6	99.1	99.2
Paseo Alcorta	99.2	99.7	99.4
Patio Bullrich	100.0	98.6	99.6
Alto Noa	100.0	99.5	96.8
Buenos Aires Design	100.0	96.8	97.9
Mendoza Plaza	97.8	95.5	96.3
Alto Rosario	100.0	98.0	—

Overall Average	99.1	98.4	98.3

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2006, 2005 and 2004:

	Fiscal Year Ended June 30, (1)
	2006	2005	2004
	(Ps.)	(Ps.)	(Ps.)
Abasto	1,021.5	779.7	591.3
Alto Palermo	2,432.2	1,926.2	1,455.7
Alto Avellaneda	899.7	678.0	515.9
Buenos Aires Design	501.4	399.9	340.0
Paseo Alcorta	1,628.7	1,295.5	1,022.5
Patio Bullrich	1,791.6	1,455.0	1,009.4
Alto Noa	280.0	193.1	140.7
Alto Rosario	376.0	274.1	—
Mendoza Plaza	353.8	203.2	—

(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent, stands and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

Lease Expiration

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2006, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (2)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps.)	(%)
2007	540	90,530	43	30,028,553	17
2008	381	68,524	32	80,954,958	46
2009	153	23,264	11	46,315,932	26
2010+	30	30,394	14	20,305,510	11
Total	1,104	212,712	100	177,604,953	100

(1)	Include the base rent and does not reflect our ownership interest in each property.
(2)	Include the vacant stores as of June 30, 2006. A lease may be associated to one or more stores.

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

Abasto, City of Buenos Aires.

Abasto is a 172-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. We invested approximately US$ 111.6 million in Abasto. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. We converted the property into an 115,905 square meter shopping center with approximately 39,473 square meters of gross leasable area. Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket.

Abasto includes a food court with 24 restaurants, a multiplex cinema with 12 movie theaters and seating for approximately 2,800 people covering an area of 9,890 square meters, entertainment facilities and a 3,800 square meter children’s museum that is not included in the gross leasable area. The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters (excluding the supermarket).

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

On July 15, 1997, we entered into a lending facility agreement with Cinemas Hoyts de Argentina S.A. (“Hoyts”) which provides for the terms of the construction and of the space leased to operate a cinema complex in the Abasto. Pursuant to this agreement, Hoyts agreed to finance up to US$ 7.8 million for the construction cost of the portion of the building where the cinema complex is located. Construction was completed in November 1998, at which time Hoyts started leasing the space for a period of ten years, renewable at the option of Hoyts for two additional consecutive ten-year periods. As of November 1998, the amount initially extended by Hoyts under the facility was US$ 7.3 million, the same amount of the total construction cost. The loan accrues interest at six-month LIBOR plus 2%. Under the agreement, the loan is being repaid by offsetting it against the rent owed by Hoyts. The amount outstanding under this loan as of June 30, 2006 was Ps. 2.4 million. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year 2006, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 453.9 million that represents sales per square meter of approximately Ps. 11,498. Revenues from leases increased from approximately Ps. 34.6 million for the fiscal year 2005 to Ps. 44.7 million for the fiscal year 2006, which represent monthly revenues per gross leasable square meter of Ps. 73.3 in 2005 and Ps. 94.5 in 2006. As of June 30, 2006, the occupancy rate in Abasto was 99.9%.

Abasto’s five largest tenants

Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 35.3% of Abasto’s gross leasable area as of June 30, 2006 and approximately 13.4% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Fravega	Housewares	885	2.2
Zara	Clothes and footwear	1,909	4.8
Garbarino	Housewares	657	1.7
Hoyts	Entertainment	9,890	25.1
Rodo	Housewares	606	1.5

Total		13,947	35.3

Tenant mix of Abasto

The following table sets forth the tenant mix of the types of business in Abasto:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	14,197	36.0
Clothes and footwear	11,972	30.3
Miscellaneous	4,661	11.8
Restaurants	2,299	5.8
Anchor stores (1)	2,770	7.0
Home appliances	466	1.2
Services	758	1.9
Housewares	2,350	6.0

Total	39,473	100.0

(1)	The term “anchor store” refers to strategically located leasable spaces in the shopping centers with more than 1,000 square meters which aim to increase traffic of visitors and sales of the stores around them. Areas occupied by entertainment areas are not included in the definition.

Revenues from Abasto

The following table sets forth certain information relating to the revenues of Abasto for the period indicated:

	Fiscal year ended June 30,
	2006	2005	2004
	(Thousands of Pesos)
Revenues:
Base rent	25,544.4	20,286.5	16,225.1
Percentage rent (1)	9,243.9	6,225.8	3,968.7

Total rent	34,788.3	26,512.3	20,193.8
Revenues from admission rights (2)	5,531.1	4,149.8	3,058.6
Management fees	600.0	600.0	600.0
Parking	3,176.5	2,714.7	2,263.5
Other	643.4	606.3	362.4

Total	44,739.3	34,583.1	26,478.3

(1)	Percentage rent is the revenue proportional to sales of our tenant see Principal Terms of our leases on page 66.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Abasto

The following table shows a schedule of estimated lease expirations for Abasto during the periods indicated for existing leases as of June 30, 2006, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps )	(%)
2007	90	9,455	24	5,550,215	13
2008	60	24,340	62	20,914,435	50
2009	16	3,266	8	8,392,840	20
2010+	6	2,412	6	7,299,500	17
Total	172	39,473	100	42,156,990	100

(1)	Includes the vacant stores as of June 30, 2006. A lease may be associated to one or more stores.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 150-store shopping center which opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz Avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 64,574 square meters that consists of 18,079 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 21 restaurants. Alto Palermo is spread out over four levels and has a 647-car pay parking lot of 32,405 square meters. In 1992 Alto Palermo was awarded a prize from the International Council of Shopping Centers for its overall design and appearance. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During fiscal year 2006, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 436.2 million which represents sales per square meter of approximately Ps. 24,130. Revenues from leases increased from approximately Ps. 37.9 million for the fiscal year 2005 to Ps. 47.7 million for the fiscal year 2006, which represent monthly revenues per gross leasable square meter of Ps. 174.9 in 2005 and Ps. 220.0 in 2006. As of June 30, 2006, the occupancy rate in Alto Palermo was 100.0%.

Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.3% of its gross leasable area at June 30, 2006 and approximately 10.0% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo’s five largest tenants as of June 30, 2006:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Zara	Anchor Store	1,408	7.8
Frávega	Housewares	156	0.9
Garbarino	Housewares	154	0.9
Just for Sport	Clothes and footwear	529	2.9
Musimundo	Miscellaneous	347	1.9

Total		2,594	14.3

Tenant Mix of Alto Palermo

The following table sets forth the tenant mix of the types of businesses in Alto Palermo:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	7,187	39.7
Miscellaneous	2,525	14.0
Restaurants	2,909	16.1
Services	1,869	10.3
Entertainment	1,308	7.2
Anchor stores.	1,409	7.8
Home appliances	444	2.5
Housewares	428	2.4

Total	18,079	100.0

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues derived from Alto Palermo during the following periods:

	Fiscal year ended June 30,
	2006	2005	2004
	(Thousands of Pesos)
Revenues:
Base rent	29,046.0	23,462.7	18,660.2
Percentage rent (1)	7,843.9	6,062.6	3,677.5

Total rent	36,889.9	29,525.3	22,337.7
Revenues from admission rights (2)	7,081.0	5,250.8	3,719.6
Management fees	664.8	664.8	664.8
Parking	2,826.4	2,224.8	1,618.4
Other	267.5	222.7	(0.3)

Total	47,729.6	37,888.4	28,340.2

(1)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases on page 66.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Palermo

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2006, assuming that no one of the tenants exercise their renewal options nor terminates their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps.)	(%)
2007	83	9,017	50	7,118,288	20
2008	43	5,984	33	15,601,162	44
2009	21	2,766	15	9,896,698	28
2010+	3	312	2	2,867,500	8
Total	150	18,079	100	35,483,648	100

(1)	Include the vacant stores as of June 30, 2006. A lease may be associated to one or more stores.

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 149-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 97,655 square meters which consists of 27,251 square meters of gross leasable area and common areas covering 19,918 square meters. The shopping center has a multiplex cinema with six movie theatres, the first Wal-Mart superstore in Argentina, a bowling center, an entertainment center and a food court with 16 restaurants. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda. The shopping center is contained mostly on one floor, with the cinema located on the second floor, and has a 2,700-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

During the fiscal year 2006, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 308.9 million which represents sales per square meter of approximately Ps. 11,335. Revenues from leases increased from approximately Ps. 19.1 million for the fiscal year 2005 to Ps. 25.1 million for the fiscal year 2006 which represent monthly revenues per gross leasable square meter of Ps. 58.4 in 2005 and Ps. 76.9 in 2006. As of June 30, 2006, the occupancy rate in Alto Avellaneda was 96.6%.

On March 2006, Alto Avellaneda was affected by a fire caused by an electrical failure in one of the stores which damaged part of the structure of the mall. Although there were neither injured persons nor causalities, this incident affected some stores which had to close for repairs. Hence, our tenants’sales and therefore our revenues were reduced. By September 2006, the mall was restored and functioning as it did before the fire. We were fully insured for this type of peril. We are currently negotiating the amount of reimbursement with the insurance company. This amount is directly related to the result of the final liquidation process carried out by the insurance company which has not yet been completed (for more information see the note 17 of the financial consolidated statement).

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 16.1% of its gross leasable area at June 30, 2006 and approximately 17.6% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2006:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Garbarino	Housewares	860	3.2
Fravega	Housewares	340	1.2
Rodo	Housewares	358	1.3
Bingo	Entertainment	2,470	9.1
Red Megatone	Housewares	347	1.3

Total		4,375	16.1

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	9,483	34.8
Clothes and footwear	9,374	34.4
Miscellaneous	2,168	7.9
Housewares	2,006	7.4
Services	1,938	7.1
Restaurants	1,933	7.1
Home appliances	349	1.3

Total	27,251	100.0

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the revenues derived from Alto Avellaneda during the following periods:

	Fiscal year ended June 30,
	2006	2005	2004
	(Thousands of Pesos)
Revenues:
Base rent	16,691.6	12,979.2	10,252.6
Percentage rent (1)	5,413.6	3,518.7	1,924.4

Total rent	22,105.2	16,497.9	12,177.0
Revenues from admission rights (2)	2,411.3	2,021.4	1,985.9
Management fees	360.0	360.0	360.0
Other	274.7	270.2	211.1

Total	25,151.2	19,149.5	14,734.0

(1)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases on page 66.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal

Lease expirations for Alto Avellaneda

The following table sets forth a schedule of estimated lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2006, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2007	93	20,205	74	4,292,014	24
2008	34	4,072	15	7,077,383	41
2009	21	2,799	10	5,823,762	33
2010+	1	175	1	408,410	2

Total	149	27,251	100	17,601,569	100

(1)	Includes the vacant stores as of June 30, 2006. A lease may be associated to one or more stores.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 59 stores specialized in interior and home decoration stores which opened in 1993. We own a 54% interest in Emprendimiento Recoleta S.A. (“ERSA”), the company which has the concession to operate Buenos Aires Design. The other shareholders of ERSA is owned by Grupo Bapro S.A.with a 44% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to ERSA a 20-year concession to use a plot of land in the Centro Cultural Recoleta. There can be no assurance that the City of Buenos Aires will extend the term of this concession upon its expiration. The concession agreement provides for ERSA to pay the City of Buenos Aires a monthly amount of Ps. 20,168. It establishes that the concession may be terminated for any of the following reasons, among others:

•	severe breach of the obligations of the parties, which with regard to ERSA include: (i) breach of applicable law, (ii) change of the purpose of the Area under concession; (iii) non payment of the monthly fee for two consecutive periods;

•	destruction or abandonment of the area under concession;

•	bankruptcy or liquidation;

•	restitution of the plot of land under concession, which shall only take place for public interest reasons.

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

During the fiscal year 2006, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 91.9 million which represents sales per square meter of approximately Ps. 6,297. Revenues from leases increased from approximately Ps. 7.1 million for the fiscal year 2005 to Ps. 8.6 million for the fiscal year 2006 which represent monthly revenues per gross leasable square meter of Ps. 40.4 in 2005 and Ps. 49.2 in 2006. As of June 30, 2006, the occupancy rate in Buenos Aires Design was 100%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 28.2% of Buenos Aires Design’s gross leasable area on June 30, 2006 and approximately 22.6% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2006:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Barugel Azulay	Home appliances	312	2.1
Morph	Anchor Store	1,032	7.1
Garbarino	Housewares	194	1.3
Bazar Geo	Home appliances	889	6.1
Hard Rock Café	Restaurants	1,693	11.6

Total		4,120	28.2

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Home appliance	7,057	48.3
Restaurants	3,545	24.3
Anchor stores	3,331	22.8
Miscellaneous	435	3.0
Housewares	194	1.3
Services	36	0.3

Total	14,598	100.0

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	Fiscal year ended June 30,
	2006 (1)	2005 (1)	2004 (1)
	(Thousands of Pesos)
Revenues:
Base rent	5,130.7	4,130.4	3,567.7
Percentage rent (2)	1,060.1	996.5	784.8

Total rent	6,190.8	5,126.9	4,352.5
Revenues from admission rights (3)	1,129.1	710.5	573.3
Management fees	183.8	153.0	119.4
Parking	930.7	930.2	780.2
Other	184.5	161.7	110.3

Total	8,618.9	7,082.3	5,935.7

(1)	Does not reflect our ownership interest in the property.
(2)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases on page 66.
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Buenos Aires Design

The following table shows a schedule of estimated lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2006, assuming that none of the tenants exercise renewal options nor terminates its lease early:

Lease Expiration as of June 30,	Number of Leases Expiring (2)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps )	(%)
2007	30	9,377	64	1,664,289	22
2008	16	2,074	14	2,272,463	31
2009	11	1,873	13	3,489,450	47
2010+	2	1,274	9	—	—

Total	59	14,598	100	7,426,202	100

(1)	Does not reflect our ownership interest in the property.
(2)	Includes the vacant stores as of June 30, 2006. A lease may be associated to one or more stores.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 113-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires, has a total constructed area of approximately 54,728 square meters that consists of 14,704 square meters of gross leasable area. Paseo Alcorta has a multiplex cinema with four screens, a food court with 17 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center. Paseo Alcorta is spread out over three shopping center levels and has a free parking lot for approximately 1,300 cars. Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year 2006, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 264.1 million which represents sales per square meter of approximately Ps. 17,958. Revenues from leases increased from approximately Ps. 19.7 million for the fiscal year 2005 to Ps. 24.6 million for the fiscal year 2006, which represent monthly revenues per gross leasable square meter of Ps. 111.0 in 2005 and Ps. 139.2 in 2006. As of June 30, 2006, the occupancy rate in Paseo Alcorta was 99.2%.

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 19.1% of Paseo Alcorta’s gross leasable area at June 30, 2006 and approximately 9.8% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2006:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Zara	Clothes and footwear	1,100	7.5
Fravega	Housewares	211	1.4
Etiqueta Negra	Clothes and footwear	249	1.7
Rapsodia	Clothes and footwear	258	1.8
Musimundo	Miscellaneous	987	6.7

Total		2,805	19.1

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	7,348	50.0
Miscellaneous	2,045	13.9
Services	1,837	12.5
Entertainment	1,778	12.1
Restaurants	1,058	7.2
Home appliances	427	2.9
Housewares	211	1.4

Total	14,704	100.0

Revenues from Paseo Alcorta

The following table sets forth certain information relating to the revenues of Paseo Alcorta during the following periods:

	Fiscal year ended June 30,
	2006	2005	2004
	(Thousands of Pesos)
Revenues:
Base rent	14,193.5	11,585.0	9,681.6
Percentage rent (1)	5,813.5	4,826.9	3,224.0

Total rent	20,007.0	16,411.9	12,905.6
Revenues from admission rights (2)	3,941.3	2,788.1	2,257.0
Management fees	212.5	212.5	212.5
Other	400.7	321.4	59.1

Total	24,561.5	19,733.9	15,434.2

(1)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases on page 66.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal

Lease expirations for Paseo Alcorta

The following table shows a schedule of estimated lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2006, assuming that no one of the tenants exercises renewal options nor terminates its lease early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2007	65	5,992	41	3,225,599	14
2008	26	5,503	37	8,259,861	37
2009	19	1,784	12	6,931,634	31
2010+	3	1,425	10	3,985,000	18

Total	113	14,704	100	22,402,094	100

(1)	Includes the vacant stores as of June 30, 2006. A lease may be associated with one or more stores.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is a 85-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

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

Patio Bullrich has a total constructed area of 28,211 square meters that consist of 10,780 square meters of gross leasable area and common areas covering 12,125 square meters. The shopping center has a multiplex cinema with six- movie theatres complex with 1,381 seats, an entertainment area of 1,444 square meters and a food court of 15 restaurants. The center is spread out over four levels and has a pay parking lot for 212 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals aged of 45 and above.

During the fiscal year 2006, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 195.9 million that represents sales per square meter of approximately Ps. 18,222. Revenues from leases increased from approximately Ps. 17.8 million for the fiscal year 2005 to Ps. 21.4 million for the fiscal year 2006, which represent monthly revenues per gross leasable square meter of Ps. 137.7 in 2005 and Ps. 166.1 in 2006. As of June 30, 2006, the occupancy rate in Patio Bullrich was 100%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 9.9% of Patio Bullrich’s gross leasable area at June 30, 2006 and approximately 10.1% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2006:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Etiqueta Negra	Clothes and Footwear	504	4.7
Rapsodia	Clothes and Footwear	280	2.6
Christian Dior	Clothes and Footwear	87	0.8
La Martina	Clothes and Footwear	106	1.0
Casa López	Clothes and Footwear	83	0.8

Total		1,060	9.9

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix of the types of business in Patio Bullrich:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Clothes and footwear	4,291	39.9
Entertainment	3,241	30.1
Miscellaneous	1,630	15.2
Restaurants	969	9.0
Home appliances	244	2.3
Anchor Stores	150	1.4
Services	224	2.1

Total	10,749	100.0

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

	Fiscal year ended June 30,
	2006	2005	2004
	(Thousands of Pesos)
Revenues:
Base rent	11,276.2	8,885.5	6,792.8
Percentage rent (1)	4,153.1	4,024.6	2,656.0

Total rent	15,429.3	12,910.1	9,448.8
Revenues from admission rights (2)	3,829.0	2,780.7	1,535.6
Management fees	480.0	480.0	480.0
Parking	1,589.6	1,479.9	1,221.4
Other	96.6	168.3	58.5

Total	21,424.5	17,819.0	12,744.3

(1)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases on page 66.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2006, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps.)	(%)
2007	51	7,710	72	5,098,504	33
2008	28	2,649	25	8,401,660	55
2009	5	339	3	1,498,200	10
2010+	1	51	0	286,000	2

Total	85	10,749	100	15,284,364	100

(1)	Includes the vacant stores as of June 30, 2006. A lease may be associated to one or more stores.

Alto Noa, City of Salta

Alto Noa is an 85-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.1 million inhabitants with approximately 0.5 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 41,700 square meters which consists of 18,779 square meters of gross leasable area. Alto Noa has a food court with 13 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight movie theatres. The shopping center is contained on one floor and has a free parking lot for 551 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

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

As of October 2000, borrowings under the facility totaled US$ 4.0 million. These borrowings accrue interest at the six-month LIBOR plus 2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts Cinema. The amount outstanding under this loan as of June 30, 2006 was Ps 3.9 million. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2006, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 104.5 million, which represents sales per square meter of approximately Ps. 5,566. Revenues from leases increased from approximately Ps. 3.8 million for the fiscal year 2005 to Ps. 5.2 million for the fiscal year 2006 which represent monthly revenues per gross leasable square meter of Ps. 16.9 in 2005 and Ps. 23.3 in 2006. As of June 30, 2006, the occupancy rate in Alto Noa was 100%.

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 32.9% of Alto Noa’s gross leasable area at June 30, 2006 and approximately 8.3% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants as of June 30, 2006:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Supermercado Norte	Supermarket	3,081	16.4
Frávega.	Housewares	407	2.2
Garbarino	Housewares	408	2.2
Slots	Entertainment	469	2.5
Y.P.F.	Services	1,812	9.6

Total		6,177	32.9

Tenant mix of Alto Noa

The following table sets forth the types of businesses in Alto Noa:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	6,119	32.6
Anchor stores	3,081	16.4
Clothes and footwear	3,209	17.1
Services	2,408	12.8
Miscellaneous	1,614	8.6
Restaurants	1,240	6.6
Housewares	815	4.3
Home appliances	293	1.6

Total	18,779	100.0

Revenues from Alto Noa

The following table sets forth certain information relating to the revenues of Alto Noa during the following periods:

	Fiscal year ended June 30,
	2006	2005	2004
	(Thousands of Pesos)
Revenues:
Base rent	3,711.4	2,677.6	2,169.7
Percentage rent (1)	1,367.7	871.3	396.3

Total rent	5,079.1	3,548.9	2,566.0
Revenues from admission rights (2)	178.8	96.5	82.6
Other	(14.7)	184.0	120.0

Total	5,243.2	3,829.4	2,768.6

(1)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases on page 66.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Noa

The following table shows a schedule of estimated lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2006, assuming that none of the tenants exercises renewal options nor terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2007	45	7,908	42	996,089.0	19
2008	23	2,202	12	1,520,353.0	29
2009	14	1,373	7	1,404,460.0	26
2010+	3	7,296	39	1,392,500.0	26

Total	85	18,779	100	5,313,402.0	100

(1)	Includes the vacant stores as of June 30, 2006. A lease may be associated to one or more stores.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 146-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2006 we own a 85.4% interest in Mendoza Plaza Shopping S.A. The other shareholder of Mendoza Plaza Shopping S.A. is Inversiones Falabella S.A. with a 14.6% interest. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 39,065 square meters of gross leasable area. Mendoza Plaza has a multiplex cinema covering an area of approximately 3,659 square meters with ten movie theatres, the Chilean department store Falabella, a food court with 21 restaurants, an entertainment center and a supermarket which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year 2006, shopping center visitors generated total retail sales in nominal value of approximately Ps. 275.9 million, which represents sales per square meter of approximately Ps. 7,062. Revenues from leases have reached Ps. 14.6 million for the fiscal year 2006 which represent monthly revenues per gross leasable square meter of Ps. 31.2. As of June 30, 2006, the occupancy rate in Mendoza Plaza Shopping was approximately 97.8%.

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 34.0% of Mendoza Plaza’s gross leasable area at June 30, 2006 and approximately 23.9% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2006:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Falabella	Anchor Store	6,970	17.9
Super Vea Plaza	Anchor Store	4,419	11.3
Garbarino	Housewares	827	2.1
Fravega	Housewares	469	1.2
Red Megatone	Housewares	589	1.5

Total		13,274	34.0

Tenant mix of Mendoza Plaza

The following table sets forth the types of businesses of the tenants in Mendoza Plaza:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	9,652	24.7
Anchor stores	11,389	29.2
Clothes and footwear	9,457	24.2
Services	816	2.1
Miscellaneous	2,551	6.5
Restaurants	3,124	8.0
Housewares	191	0.5
Home appliances	1,885	4.8

Total	39,065	100.0

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

	Fiscal year ended June 30, 2006
	2006	2005
	(Thousands of Pesos)
Revenues:
Base rent	8,843.5	5,301.8
Percentage rent (1)	3,552.8	2,257.3

Total rent	12,396.3	7,559.1
Revenues from admission rights (2)	1,425.4	594.8
Management fee	292.7	169.7

Other	521.2	888.5

Total	14,635.6	9,212.1

(1)	Percentage rent is the revenue that is proportional to sales of our tenants. See Principal terms of our leases on page 66.
(2)	Admission rights are the revenues required to a tenant for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Mendoza Plaza

The following table shows a schedule of estimated lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2006, assuming that none of the tenants exercises renewal options nor terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps.)	(%)
2007	78	18,059	46	2,054,665	16
2008	47	10,842	28	4,898,015	38
2009	16	4,141	11	3,611,000	28
2010+	5	6,023	15	2,376,000	18

Total	146	39,065	100	12,939,680	100

(1)	Includes the vacant stores as of June 30, 2006. A lease may be associated to one or more stores

Alto Rosario, City of Rosario

Alto Rosario is a 145-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 105,809 square meters, which consists of 30,013 square meters of gross leasable area. Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art movie theatres. The shopping center occupies on one floor and has a free parking lot for 1,736 cars. Alto Rosarios’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year 2006, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 143.8 million, which represents sales per square meter of approximately Ps. 4,791. Revenues from leases have reached Ps. 11.8 million for the fiscal year 2006 which represent monthly revenues per gross leasable square meter of Ps. 32.8. As of June 30, 2006, the occupancy rate in Alto Rosario was 100%.

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 35.6% of Alto Rosario’s gross leasable area at June 30, 2006 and approximately 6.6% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2006:

Tenant	Type of Business	Gross leasable area	% of gross leasable area
		(m2)	(%)
Frávega	Housewares	454	1.5
Red Megatone	Housewares	407	1.4
Cines Rosario	Entertainment	8,984	29.9
Sport 78	Clothes and footwear	612	2.0
Compumundo	Miscellaneous	233	0.8

Total		10,690	35.6

Tenant mix of Alto Rosario

The following table sets forth the types of businesses in Alto Rosario:

Type of Business	Gross leasable area	% of gross leasable area
	(m2)	(%)
Entertainment	10,282	34.2
Anchor stores	1,295	4.3
Clothes and footwear	9,343	31.1
Services	3,033	10.1
Miscellaneous	2,638	8.8
Restaurants	2,237	7.5
Housewares	324	1.1
Home appliances	861	2.9

Total	30,013	100.0

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following period:

	Fiscal year ended June 30, 2006
	2006	2005
	(Thousands of Pesos)
Revenues:
Base rent	8,335.2	4,132.6
Percentage rent (1)	2,447.7	637.3

Total rent	10,782.9	4,769.9
Revenues from admission rights (2)	502.6	362.4
Management fee	360.0	240.0

Other	177.9	124.7

Total	11,823.4	5,497.0

(1)	Percentage rent refers to the revenue that is proportional to sales of our tenants. See Principal terms of our leases on page 66.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Rosario

The following table shows a schedule of estimated lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2006, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps.)	(%)
2007	5	2,807	9	28,890	—
2008	104	10,858	36	12,009,625	63
2009	30	4,923	17	5,267,889	28
2010+	6	11,425	38	1,690,600	9

Total	145	30,013	100	18,997,004	100

(1)	Includes the vacant stores as of June 30, 2006. A lease may be associated to one or more stores

Residential Complex

Torres de Abasto

In May 1999, we completed the construction of “Torres de Abasto”, a 545-apartment high-rise residential complex located one block away from Abasto in the center of the City of Buenos Aires. The complex had a construction cost of US$ 34.3 million and consists of three 28-story buildings and one 10-story building, all of which target the middle-income market. The complex has a swimming pool, a terrace, 24-hour security, approximately 310 underground parking spaces and four retail stores on the ground floor of one of the buildings.

We began to pre-sell units in this project in March 1997 and offered to contact financial institutions on behalf of purchasers or, in certain cases, offered financing directly to purchasers. As of June 30, 2003, we had financed through mortgage loans the acquisition of 69 units for a total amount of US$ 3.4 million, representing approximately 61% of the selling price of those units. On January 6, 2002, Decree No. 214/02 established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. Dollars at the exchange rate of Ps. 1.00 = 1.00 U.S. Dollar. As a result, the U.S. Dollar-denominated mortgage loans offered by our Company, were converted into Pesos. As of June 30, 2006 our outstanding mortgage loans aggregated Ps. 958,644. The loans’ average interest rate at such date is 14.0%. Up to this date all the units were sold.

Expansion Opportunities

Torres Rosario, City of Rosario

We own a plot of land spanning a surface of approximately 50,000 square meter in the city of Rosario in the same place where our local Shopping Center, Alto Rosario, is located.

In this land we are planning to construct a residential complex center, and during the fiscal year 2005 we entered into a preliminary agreement with Villa Hermosa S.A. (“VHSA”) to sell VHSA a plot of this land, for a total consideration of Euros 3.0 million according to the conditions expressly established in the contract. VHSA plans to construct a luxury hotel on this land. VHSA has given us an advance payment amounting to Euros 0.6 million.

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

Phillips Argentina’s Plot of land

On June 29, 2006 we acquired from Phillips Argentina S.A. a plot of land located in the Northern Area of the city of Buenos Aires the district of Saavedra, with a surface area of 28,740 square meters. The transaction price was US$ 17.8 million which has been completely paid at the time the deed of title was subscribed.

Córdoba Shopping Villa Cabrera

During July 2006, we entered into an agreement with Grupo Roggio pursuant to which we would acquire, subject to completion of a successful due diligence and the fulfillment of certain conditions, the total outstanding shares of Empalme S.A, owner of Córdoba Shopping Villa Cabrera.

Córdoba Shopping Villa Cabrera is a shopping center covering a surface area of 35,000 square meters, having 160 commercial stores, a multiplex cinema with 12 movie theatres and a parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of the city of Córdoba, the second largest city of Argentina.

On December 18, 2006 the transaction was approved and consummated by the Antitrust Agency through Resolution SCI N° 67 of the Secretary of Commerce. This investment will be an opportunity for Alto Palermo to grow in the shopping center segment, in line with its strategy of expanding and gaining foothold in the main markets of the Argentine provinces

Neuquén Project

On July 6, 1999, we acquired 94.6% ownership of Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps.4.2 million. Shopping Neuquén’s sole asset is a plot of land of approximately 50,000 square meters in which we seek to develop a shopping center. The proposed project also contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex, none of which have begun. We paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million were originally scheduled to be paid on the earlier to occur of July 5, 2001, and the completion of the construction of the shopping center. The balance of the purchase price has not been paid. On August 15, 2003, the former holders of 85.8% of Shopping Neuquén filed a complaint against us seeking recovery of the unpaid balance of the purchase price, plus interest and legal costs. In September 2003, we answered the complaint and raised several defenses including, plaintiffs’ non-compliance with her duties under the contract and the pesification of the purchase price balance pursuant to emergency legislation adopted in 2002. We also filed a counterclaim alleging there should be a readjustment of the terms of the contract which became excessively burdensome given the 2001 economic, social and political crisis. In November 2003, the plaintiffs replied to our counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus our contract readjustment claim was inadmissible. The matter is currently subject to appeal, as the ruling of the trial court was appealed by both former shareholders of Shopping Neuquén and us. If we cannot reach agreement with the former owners of Shopping Neuquén, we would be compelled to pay the sum that the court determines. As of September 30, 2006, the Ps. 3.3 million deferred balance of the purchase price remains unpaid. The Company maintains a provision of Ps. 2.5 million which represents the Company’s best estimate of the probable loss to be incurred in connection with these claims.

We are engaged in litigation with the Municipality of Neuquén

In June 2001, Shopping Neuquén filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already made by Shopping Neuquén would be lost and passed on to the Municipality of Neuquén, leaving Shopping Neuquén with no right to compensation.

On January 21, 2003, Shopping Neuquén submitted its response to the Decree 1437/02 requesting its revocation and requesting permission to submit a new construction timetable. The Municipal Executive issued Decree 585/03 rejecting these requests. On May, 2003, Shopping Neuquén filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/02 and 585/03. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén had expired. The decision, however, is not final. We filed an appeal, but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the Supreme Court of Neuquén declares the appeal admissible, the final decision will then be made by the Federal Supreme Court, but if it is declared inadmissible we will then file an appeal directly with the Federal Supreme Court.

On December 13, 2006, Shopping Neuquén subscribed an agreement with the Municipality of Neuquén and the Province of Neuquén in which Shopping Neuquén was given a new time table to implement the commercial and housing project. In addition, Shopping Neuquén will be empowered to transfer to third parties further subdivisions of the plot of land owned by Shopping Neuquén, provided that the plot to be transferred is not the one in which the shopping center is going to be built.

The agreement is subject to the City of Neuquén Council’s approval and the promulgation of the new Ordinance by the Mayor of the City of Neuquén. Should the agreement be disapproved by the City Council, such agreement will be void.

Related Businesses

Tarjeta Shopping

In addition to purchasing, developing and managing shopping centers, we own an 80% interest in Tarshop, a credit card company which originates credit card accounts to promote sales from our tenants and other selected retailers. Tarshop is not affiliated with any bank and originates credit card accounts to encourage customers to purchase goods and services inside and outside our shopping centers. Tarshop is currently accepted at all of our shopping centers and at an extensive network of supermarkets and stores.

At June 30, 2006, Tarshop had total current assets of approximately Ps. 68.2 million and a net worth of Ps.28.8 million. During the fiscal year ended June 30, 2006, Tarshop had net revenues of Ps.122.9 million, representing approximately 34.0% of our revenues for such fiscal year and had net income of Ps.14.6 million. At June 30, 2006, Tarshop had approximately Ps.311.3 million in credit card accounts receivable, including the securitized portfolio, compared to Ps.202.8 million at June 30, 2005.

From time to time we consider strategic alternatives with respect to our investment in Tarshop which, due to its recent growth in size and profitability, competes increasingly with credit card companies that are substantially larger. As a result, we intend to consider alternatives to maximize the value of our investment in Tarshop including its possible merger with, or sale to, another financial institution actively engaged in the Argentine credit card sector.

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

On October 24, 2006, we entered into a shares purchase agreement with Telefónica Argentina S.A., under which it acquired 808,354 ordinary shares issued and outstanding of E-Commerce Latina S.A., and 11 ordinary shares issued and outstanding of Altocity.Com S.A. for a total price of Ps. 85,876, which were fully paid. Such agreement is subordinated to the approval of the National Antitrust Commission.

In the table below we include some relevant data of Altocity.Com:

	Jul 05- Jun 06	Jul 04 – Jun 05	Variation
Average Monthly sales (*)	Ps. 876,913	Ps. 396,673	121%
Average Monthly tickets (**)	238	209	14%
Average Monthly orders	3,752	1,895	98%

(*)	Includes own sales plus third parties sales of which we charge a sales commission. Both mentioned sales includes VAT, net of returns (Credit notes)
(**)	Sales as described in the previous footnote divided by the number of orders.

Traffic, Customer Portfolio and Transactions

	June 30, 2006	June 30, 2005	June 30, 2004
Unique visitors per month	381,000	352,000	300,000
Average a day	21,000	16,000	13,000
Registered citizens	118,000	82,000	55,000
Transactions	119,000	76,000	52,000

For the fiscal year 2007, Altocity plans to review its business model in order to obtain better operative and total results. For such purpose Altocity will start a process of deep review regarding its mission on the market, aims, strategies and tactics.

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

We manage and operate each of the shopping centers in which we have more than 50% ownership. We charge tenants a monthly administration fee, which varies from shopping center to shopping center, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to fund promotional efforts for the shopping center. We charge a monthly administration fee, paid prorated by the tenants, according to their particular lease rates. This administration fee is a fixed amount in Alto Palermo, Alto Avellaneda, Abasto, Paseo Alcorta, Alto Rosario and Patio Bullrich and a percentage of the common area maintenance expenses in Buenos Aires Design and Mendoza Plaza. The total amount paid monthly to us during fiscal year 2006, was approximately:

•	Ps. 55,398 in Alto Palermo,

•	Ps. 30,000 in Alto Avellaneda,

•	Ps. 50,000 in Abasto,

•	Ps. 40,000 in Patio Bullrich,

•	Ps. 30,000 in Alto Rosario.

•	Ps. 17,711 in Paseo Alcorta,

•	10% of the total amount of the common area maintenance expenses in Buenos Aires Design and

•	5% of the total amount of the common area maintenance expenses in Mendoza Plaza.

The total revenues from administration fees charged by us during the fiscal year ended June 30, 2006 were approximately Ps. 3.1 million, which accounts for approximately 1.5% of our total revenues.

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

We charge our tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. Please see item 3.D “Risk factors” for a more detailed discussion.

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

We carry out promotional and marketing activities to increase attendance to our shopping centers. These activities are paid for with the tenants´ contributions to the Common Promotional Fund (“CPF”), which is administered by us. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. We may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

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

Control Systems

We have computer systems to monitor tenants’ sales in all of our shopping centers. We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a computerized cash register that is linked to a main computer server in the administration office of such shopping center. We use the information generated from the computer monitoring system for auditing the Percentage Rent to be charged to each tenant and use the statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto Noa and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system.

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

The following table shows the breakdown of the main owners and operators of shopping centers in Argentina:

Companies	Location (1)	Gross Leasable Area	Stores	% of national gross leasable area (2)	Stores (2)
				(%)	(%)
Alto Palermo (6)
Alto Avellaneda (5)	GBA	58,206	149	4.7	3.4
Abasto	CBA	39,473	172	3.1	3.9
Mendoza Plaza (3) (5)	Mendoza	39,065	146	3.1	3.4
Paseo Alcorta (5)	CBA	53,354	113	4.2	2.6
Alto Palermo	CBA	18,079	150	1.4	3.4
Buenos Aires Design (4)	CBA	14,598	59	1.2	1.3
Patio Bullrich	CBA	10,749	85	0.8	1.9
Alto Noa (5)	Salta	18,779	85	1.5	1.9
Alto Rosario (5)	Rosario	41,011	145	3.2	3.2

Subtotal		293,314	1,104	23.2	25.0

Cencosud S.A. (7)
Unicenter Shopping (5)	GBA	90,869	287	7.1	6.3
Plaza Oeste Shopping (5)	GBA	38,720	138	3.1	3.1
Quilmes Factory (5)	GBA	31,373	47	2.5	1.1
Lomas Center Shopping (5)	GBA	24,271	50	1.9	1.1
San Martin Factory (5)	GBA	24,388	31	1.9	0.7
Parque Brown Factory Outlet (5)	GBA	23,553	41	1.9	0.9
Las Palmas Pilar (5)	GBA	37,662	102	3.0	2.3
Portal Palermo (5)	CBA	22,763	46	1.8	1.0
Portal de la Patagonia (5)	GBA	21,700	45	1.7	1.0
Portal de Escobar (5)	GBA	18,886	24	1.5	0.5
Portal de los Andes	Mendoza	22,962	40	1.8	0.9
Portal de Rosario	Rosario	57,419	182	4.5	4.0

Subtotal		414,566	1,033	32.7	22.9

Other Operators (7)		558,334	2,331	44,1	52.1

Totals		1,266,214	4,468	100.0	100.0

(1)	“GBA” means Greater Buenos Aires and “CBA” means the City of Buenos Aires.
(2)	Percentage of the total shopping centers in Argentina. Sums may not total due to rounding.
(3)	During fiscal year 2005, we increased our interest in Mendoza Plaza Shopping from 19% to 85% as a result of a series of transactions. For details, see Note 2.f) to our consolidated financial statements.

(4)	We own directly a 54% interest in ERSA, the company that operates the concession of this property.
(5)	Includes gross leasable area occupied by supermarkets and hypermarkets.
(6)	Source: APSA
(7)	Source: Argentine Chamber of Shopping Centers. We have not independently verified the information obtained from the Argentine Chamber of Shopping Centers.

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

Seasonability of our business

Our business is directly related to seasonability, which affects the sales’ level of our tenants. In Summer Holidays (January and February) the sales of our tenants reach its minimum levels, contrary to Winter Holidays (July) and the month of December (Christmas) when the sales of our tenants tend to reach their maximum level. Clothes and footwear tenants usually change their collections in spring and autumn. This has a positive effect in shopping sales. Discount sales at the end of each season are also a major source of impact in our business.

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

Although our lease agreements were U.S. Dollar-denominated, Decree N° 214/02, Decree N° 762/02 and Law N° 25,820 that amended the Public Emergency Law, provided that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provided for payments in U.S. Dollars were subject to the following rules:

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

The Public Emergency Law, as amended by Law No. 25,640, suspended for the term of 270 days from the enactment of that law (ended on November 15, 2002) the auction of the debtor’s property or the property used by the debtor for production, service rendering or trade activities and the enforcement of precautionary measures resulting in the divestiture of property used by the debtor. On February 4, 2003, the Executive Branch enacted Decree 204/2003 establishing a mediation procedure for a limited period of 90 days. On May 2003, the Argentine Congress enacted Law No. 25,737 which suspends foreclosures for an additional period of 90 days, ended on August 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. On November 2005, the Argentine Congress enacted a new Law (No. 26,062) which extended the foreclosures suspension for an additional 120 days, which was again extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103.

On November 6, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust (paid by the Argentine Government) which would purchase the mortgage debts and reschedule the maturity date. Financial institutions were given until June 22, 2004 to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion to this system. This term was extended twice first by Decree No. 352/2004 and then by Law No. 26,062 effective as of November 4, 2005, which extended the foreclosures suspension for an additional 120 days, which was again extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103.

Recently enacted Law No. 26.167 established a special proceeding to replace ordinary trials regarding the enforcement of mortgage loans, by virtue of which creditors have 10 days to inform the amounts owed to them and later agree with the debtor on the amount and terms of payment. In case of failure by the parties to reach an agreement, payment conditions are to be determined by the judge.

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

Buildings Law. Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for later subdivision into strata title (Propiedad Horizontal). Under this law, developers must inform potential purchasers of the future existence of a strata regime or co-proprietorship proposal, as well as of all sale conditions, and the size of each unit in relation to the whole. The sale of these units is subject to the subdivision approvals, and in order to be included in the Buildings’ Law Regime it must be registered with the Real Estate Registry (Registro de la Propiedad Inmueble). This law also states that, in the event that construction is not completed, all amounts already deposited must be repaid to the purchasers.

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

Until the enactment of Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a summary proceeding regulated by the Code of Civil and Commercial Procedure. The heavy caseload on the courts that hear such matters usually delays the summary proceeding, which currently took an average of 9 months to complete.

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

On May 8, 2003 the Congress enacted Law No. 25,737 which suspended foreclosures for a period of 90 days more. Afterwards, private and financial entities have voluntarily decided to suspend foreclosures. On November 2005, the Argentine Congress enacted a new Law (No. 26,062) which extended the foreclosures suspension for an additional 120 days, which was again extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103.

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

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010, regulates different aspects of the business known as “credit card system”. The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected by users and the commissions to the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping”, issued by Tarshop.

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

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina do not exceed Ps. 20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in total Ps. 20.0 million or Ps. 60.0 million in the last 36 months these transactions must be notified to the Comisión Nacional de Defensa de la Competencia (“National Antitrust Commission”). As the consolidated annual sales volume of APSA and IRSA exceed Ps. 200.0 million, we should give notice to the National Antitrust Commission of any concentration provided for by the Antitrust Law. As of October 2006, three of the Company’s transactions fall under the scope of this law; a) one of the subsidiaries of the Company is in process of acquiring the shares of a company whose primary asset consists of a shopping center in the province of Córdoba; b) the Company is in the process of acquiring 808,354 outstanding ordinary shares of E-Commmerce Latina S.A. and 11 outstanding ordinary shares of Altocity.com S.A. These transactions were notified to the National Antitrust Commission prior to execution. Antitrust Law does not affect our ongoing business.

C. Organizational Structure

Our principal shareholders as of June 30, 2006, are IRSA and Parque Arauco.

IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s shares are listed and traded on the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”) and the New York Stock Exchange.

Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2006:

Subsidiary	Activity	Country of incorporation	Percent Ownership (%) (4)	Percent of voting power (%) (4)	Percentage of our Total Net Revenues
Shopping Alto Palermo S.A. (SAPSA)	Real Estate investments and development	Argentina	100	100	13.2%
Fibesa S.A.	Real Estate Agent	Argentina	100	100	3.1%
Tarshop S.A.	Credit card operations	Argentina	80	80	34.0%
Emprendimiento Recoleta S.A. (“ERSA”) (5)	Building	Argentina	54	54	2.4%
Inversora del Puerto S.A.	Real Estate Investments	Argentina	100	100	0.0%
Shopping Neuquén S.A.	Development of undertakings	Argentina	95	95	0.0%
Mendoza Plaza Shopping S.A.	Real Estate investments	Argentina	85	85	4.1%
Conil S.A.	Real Estate Investments	Argentina	50	50	(3)
E-Commerce Latina S.A.	Holding Services	Argentina	50	50	(1)
AltoCity.Com S.A. (2)	E-Commerce	Argentina	50	50	(1)

(1)	We do not consolidate this subsidiary. We have these investments valued under the equity method of accounting.
(2)	Owned indirectly through E-Commerce Latina S.A.
(3)	Percentage of equity interest has been rounded.
(4)	During fiscal year 2006, we increased our interest in ERSA from 51% to 54%.

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

The following table sets forth certain information about our properties that are held in fee:

Held in Fee	Encumbrance	Location
Neuquén Project (1)	Mortgage (2)	City of Neuquén
Caballito Project (3)	—	City of Buenos Aires

(1)	On July 6, 1999, we had acquired a 95% interest in Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps. 4.2 million. Shopping Neuquén’s sole asset is a piece of land with preliminary governmental approval for construction of a shopping center on the site. We had paid Ps. 0.9 million of the purchase price in September 1999 and agreed to pay the remaining Ps. 3.3 million on the earlier of (i) the opening of the shopping center or (ii) July 5, 2001. (see Item 3.D Risk Factors).

(2)	On June 30, 2006, Shopping Neuquén S.A. had a Ps. 41,791 loan secured by a mortgage on the land. We have a plot of land spanning a surface area of 25,539 square meters in the “Caballito” neighborhood, one of the most highly populated areas in the City of Buenos Aires. This land could be used to build a 30,000 square meter shopping center including a hypermarket. We have not yet obtained the authorization from the Government of the City of Buenos Aires to develop the center on this land and cannot at this stage guarantee that such authorization will be granted. As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings for an aggregate amount of Ps. 3,689,485.5, plus an added amount, provisionally estimated, of Ps. 900,000 in order to respond to legal costs and interests. The main dispute is about the amount due for the admission rights of the capital gains tax. In the first instance, AFIP pleaded for a general restraining order. As of November 29, 2006, the Federal Court ordered to substitute such order to be substituted for an attachment on the plot of land located in Caballito neighborhood, city of Buenos Aires, where we are planning to develop a shopping center.

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

ITEM 4A. Unresolved staff comments

This item is not applicable

ITEM 5. Operating and Financial Review and Prospects

A. Operating Results

The following Operating and Financial Review and Prospects have been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read together with “Item 3. Key Information - Selected Financial Data” and our consolidated financial statements appearing elsewhere in this annual report. This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “expects”, “anticipates”, “intends”, “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this annual report.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2006, 2005 and 2004 relate to the fiscal years ended June 30, 2006, 2005 and 2004, respectively. The consolidated financial statement for those years, have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, member firm of PriceWaterhouseCoopers, an independent registered public accounting firm.

Our consolidated financial statements are presented in Pesos. Except as discussed in the following paragraph, we prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores. See Note 19 to our consolidated financial statements for a description of the main differences between Argentine GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

As discussed in Notes 2.c. and 3.k. to our consolidated financial statements, contained elsewhere in this annual report, in order to comply with regulations of the Comisión Nacional de Valores, we discontinued inflation accounting as from March 1, 2003 as well as recognized deferred income tax assets and liabilities on an undiscounted basis. These accounting practices represent departures from generally accepted accounting principles in Argentina. However, we believe such departures have not had a material effect on our consolidated financial statements.

Critical Accounting Policies and Estimates

In connection with the preparation of the consolidated financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	asset tax credits; and

•	extension of our Convertible Notes’ maturity date.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina and regulations of the Comisión Nacional de Valores which differ in certain significant respects from generally accepted accounting principles in the United States of America. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and the Regulation S-X of the SEC.

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

Under generally accepted accounting principles in Argentina, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings. U.S. GAAP prohibits the reversal of a previously recognized impairment charge.

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

As of June 30, every year we review our assets related to leases and services, and others segments for impairments. Due to the continued deterioration of the Argentine economy during the years ended June 30, 2002, 2003 and 2006, the company recognized impairment losses amounting to Ps. 62.8 million, Ps. 12.7 million , and Ps. 0.4 million respectively. As a result of increases in their fair market values, during fiscal years 2003, 2004 2005 and 2006, the company partially reversed the impairment losses, recognizing a gain of Ps. 15.7 million, Ps. 26.9 million, Ps. 13.1 million and Ps. 9.9 million, respectively, under accounting principles generally accepted in Argentina. In addition, amortization related to the impairment charges amounted to Ps. 1.6 million, Ps. 0.6 million and Ps. 0.3 million during the years ended June 2004, 2005 and 2006 respectively. Assets reviewed for impairment purposes vis-à-vis those two segments represent approximately 80.3% and 82.8% of our total assets as of June 30, 2006 and 2005, respectively.

Valuation of shopping centers was performed according to the “rent value method”. We calculated discount rates considering each property’s location, competition in its market, its historical vacancy rates and cash flow. The average discount rates we used were between 8% and 12%, the average price per leasable square meter was Ps. 6,347 and the average vacancy rate was calculated taking into consideration the real vacancy. The performance of a sensitivity analysis, which reduced prices per square meter by 5%, resulted in an increased impairment as of June 30, 2006 equal to Ps. 3.3 million.

We used the “open market method” for the valuation of the land reserve and non-current inventories. Our reserve land constitutes an added value as a unique portfolio for shopping centers development in CBD (Central Business Districts). Caballito and Neuquén are the largest locations in our portfolio. The performance of a sensitivity analysis, which reduced prices by 5%, resulted in an increased impairment accounted for as of June 30, 2006 equal to Ps. 1.4 million.

The above mentioned potential impairment losses totaled Ps. 4.7 million and would affect the balance sheet lines “Non Current Inventories, net”, “Fixed Assets, net”, “Other investments” and “Intangible Assets, net”, reducing the value of our total assets by approximately 0.4%. These impairment losses would have reduced our net income for the year ended June 30, 2006 by 10.7%.

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

Extension of our Convertible Notes’ maturity date

On August 20, 2002, the Company issued an aggregate amount of US$ 50.0 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The Convertible Notes accrue interest at a fixed annual interest rate of 10% (payable semiannually), are convertible at any time at the option of the holder into common shares of Ps. 0.10 par value per share and originally matured on July 19, 2006. On May 2, 2006 a meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014, although the remaining terms and conditions were left unchanged.

Under Argentine GAAP, from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument The new debt instrument should be initially recorded at fair value and that amount should be used to determine the extinguishment gain or loss to be recognized.

Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instrument are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows.

We believe that the accounting policy related to the extension of our Convertible Notes’ maturity date is a “critical accounting policy” because it required management to make an estimate of the present value of the future cash flows, using an estimated discount rate which is highly susceptible to changes from period to period, and as such the impact on the fair market value of our debt instruments could be material.

Based on the analysis performed, we concluded that the instruments were not substantially different and accordingly the old instrument was not derecognized.

U.S. GAAP Reconciliation

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are the following:

•	the appraisal revaluation of certain fixed assets under Argentine GAAP while fixed assets are valued at cost under U.S. GAAP;

•	the deferral of certain preoperating expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the treatment of expenses incurred for the development and acquisition of software under the provisions of SOP 98-1;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the reversal of the amortization expense related to goodwill recognized under Argentine GAAP;

•	the impact of certain U.S. GAAP adjustments on our equity investees;

•	the accounting for increasing rate debt;

•	the accounting for securitized credit card receivables in accordance with SFAS No. 140;

•	the accounting for available-for-sale securities;

•	the amortization of fees related to the Senior Notes;

•	the present-value accounting of asset tax credits;

•	the restoration of previously recognized impairment losses;

•	the reversal of the gain from recognition of inventories at net realizable value;

•	the debtor’s accounting for a modification of convertible debt instruments;

•	the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences for deferred income tax calculation purposes while under U.S. GAAP are treated as temporary differences. In addition, the U.S. GAAP adjustment effect on deferred income tax of the foregoing reconciling items, and

•	the effect on minority interest of the foregoing reconciling items.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 19 to our consolidated financial statements included elsewhere in this annual report for details.

Net income under Argentine GAAP for the years ended June 30, 2006, 2005 and 2004 was Ps. 44.7 million, Ps. 33.3 million and Ps. 18.8 million, respectively, as compared to Ps. 47.0 million, Ps. 36.2 million and Ps. 7.3 million respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2006 and 2005, was Ps. 806.8 million and Ps. 791.0 million, respectively, as compared to 643.8 million and Ps. 620.0 million, respectively, under U.S. GAAP.

Overview

Effects of Devaluation and Economic Crisis on us

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to the four-year-old recession ended on the second quarter of 2002, the Argentine economy had deteriorated sharply. However, during year 2003 certain signals of recovery appeared in the economy, strengthening along 2004, 2005 and 2006.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease in real terms by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. During the second half of 2001, Argentina’s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% as compared to 2001. In 2003, the economy began to recover, closing the year with year-on-year growth of 11.7%. Exceeding growth expectations, in 2004 and 2005 the GDP increased 9.0% and 9.2% respectively. Estimates are that during 2006 the GDP will increase 8.6% in comparison with 2005, consolidating the economy expansion.

On December 23, 2001, President Adolfo Rodriguez Saá declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified his decision. On January 6, 2002, the Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso settled in the Only and Free Exchange Market at a floating market rate depending on supply and demand. This new legislation had a material adverse effect on our financial position and the results of our operations in fiscal year 2002, which was mostly offset during fiscal year 2003, 2004, 2005 and 2006.

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

On the other hand, in February 2006 the government cancelled a debt of US$ 9.53 billion with the IMF, reducing considerably Argentina’s sovereign debt.

This significant achievement represented an opportunity for our country to recover reliability of the international market.

Effects of inflation

From 1997 until the end of year 2001, policies adopted by the Argentine government have substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates’ figures published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
1997	0.9%	0.1%
1998	1.1%	-1.9%
1999	-1.3%	-5.3%
2000	-1.1%	4.4%
2001	-0.3%	-1.6%
2002	30.5%	95.6%
2003	10.2%	8.3%
2004	4.9%	0.1%
2005	9.0%	7.7%
2006	11.0%	12.2%

The inflationary risk increase may erode macroeconomic stability held at present in the country, causing a negative impact on the development of our operations.

During 2005 retail prices increased significantly, making inflation one of the main economic issues. In order to hold back inflation, the government signed trade agreements, primarily within the foods and textiles sector. In this regard, the CPI increased by 4.9% and 5.1% for the Wholesale Price Index (“IPIM”) for the first semester of 2006. This shows signs of desacceleration in the price increase for the rest of calendar year 2006.

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

Operating Results

Fiscal Year 2006 as compared to Fiscal Year 2005

Revenues

Revenues increased by 57.0%, from Ps. 230.2 million during fiscal year 2005 to Ps. 361.4 million during fiscal year 2006. Total revenues include intersegment eliminations of Ps. 0.3 million during fiscal year 2005 and Ps. 0.9 million during fiscal year 2006 due to Leases and Admission Rights.

Leases and Services registered a 30.2% increase from Ps. 165.8 million during fiscal year 2005 to Ps. 215.9 million during fiscal year 2006, mainly resulting from: (i) a sustained increase of 24.5% in sales of our tenants (from Ps. 1,488 million in 2005 to Ps. 1.853 million in 2006), shown in the growth of our revenues from rental and admission rights for Ps. 38.3 million; (ii) an increase in Mendoza Plaza Shopping’s revenues of Ps. 5.4 million resulting from the comparison of nine months of revenues from fiscal year 2005 against the twelve months of revenues from fiscal year 2006 and; (iii) an increase in Alto Rosario Shopping’s revenues of Ps. 6.3 million resulting from the comparison of eight months of revenues from fiscal year 2005 against the twelve months of revenues from fiscal year 2006.

Revenues from credit card operation increased by 90.5% from Ps. 64.6 million during fiscal year 2005 to Ps. 123.0 million during fiscal year 2006. The increased revenue from credit card operation recorded by Tarshop was due to the growth of our customer portfolio, our sales and the number of cardholders, all driven by the economic recovery that has taken place during the year, which led Tarjeta Shopping to open new branches in different cities country-wide.

Revenues from others segment increased significantly from Ps. 0.1 million during fiscal year 2005 to Ps. 23.4 million during fiscal year 2006, mainly due to the revenues generated by the sale of Alcorta Plaza plot.

Costs

Total costs increased by 50.7%, from Ps. 92.5 million during fiscal year 2005 to Ps. 139.4 million during fiscal year 2006. Total costs include intersegment eliminations from: (i) leases revenues and expenses of Ps. 0.3 million for fiscal year 2005 and Ps. 0.9 million for fiscal year 2006; and (ii) interest expense generated by loans used to fund credit card activity of Ps. 1.0 millon during fiscal year 2005 and Ps. 0.7 million during fiscal year 2006.

Leases and services costs increased by 10.7%, from Ps. 69.2 million during fiscal year 2005 to Ps. 76.6 million during fiscal year 2006. This increase was mainly due to: (i) an increase in depreciation and amortization charges of Ps. 4.5 million and (ii) an increase in unrecoverable administration fees of Ps. 2.6 million.

The cost of credit card operations increased by 86.0%, from Ps. 24.5 million during fiscal year 2005 to Ps. 45.5 million during fiscal year 2006. This increase was mainly due to: (i) an increase of the cost of salaries and social security charges of Ps. 6.2 million, (ii) an increase of taxes, duties and contributions of Ps. 3.0 million and Ps. 1.3 million resulting from the expansion and opening of new branches; (iii) an increase of commissions and interest charges of Ps. 5.6 million; and (iv) an increase of fees and services expenses of Ps. 2.3 million altogether related to the issue of new series of Financial Trusts.

Costs from others segment increased significantly from 0.2 million during fiscal year 2005 to 18.8 million during fiscal year 2006, mainly due to the costs generated by the sale of Alcorta Plaza plot.

Gross Profit

Due to the factors above mentioned, gross profit increased 61.3%, from Ps. 137.7 million during fiscal year 2005 to Ps. 222.0 million during fiscal year 2006. Total gross profit includes intersegment eliminations of Ps. 1.0 million during fiscal year 2005 and Ps. 0.7 million during fiscal year 2006.

Gross profit, calculated in terms of total revenues percentage, increased from 59.8% during fiscal year 2005 to 61.4% during fiscal year 2006.

Gross profit from leases and services, calculated in terms of leases and services revenues percentage, increased from 58.3% during fiscal year 2005 to 64.5% during fiscal year 2006. Credit card operations gross profit, calculated as a percentage of revenues from credit card operations, increased from 62.1% during fiscal year 2005 to 63.0% during fiscal year 2006. Gross profit (loss) from others segment, calculated as a percentage of others revenues, rose from a loss of (68.5)% during fiscal year 2005 to an income of 19.7% during fiscal year 2006.

Selling expenses

Selling expenses registered a 88.1% increase, from Ps. 24.8 million during fiscal year 2005 to Ps. 46.6 million during fiscal year 2006.

Selling expenses from leases and services increased by 34.1% from Ps. 11.0 million during year 2005 to Ps. 14.8 million during year 2006. This increase was mainly due to: (i) an increase in the gross revenue tax charges of 2.0 million related to the increase of our revenues previously mentioned; (ii) an increase in the charge of allowance for doubtful accounts of Ps. 1.1 million; (iii) an increase in the advertising expenses of Ps. 0.5 million.

Selling expenses from credit card operations increased by 128.9% from Ps. 13.5 million during fiscal year 2005 to Ps. 30.9 million during fiscal year 2006. This increase was mainly due to: (i) an increase of advertising expenses of Ps. 6.7 million; (ii) an increase in the gross revenue tax charges of 3.8 million related to the increase of our revenues previously stated; and (iii) an increase of the charge of allowance for doubtful accounts of Ps. 6.2 million related to the increase of our credit portfolio.

Selling expenses from others segment did not change significantly from the previous fiscal year, recording losses of Ps. 0.3 million during fiscal year 2005 and Ps. 0.9 million during fiscal year 2006, mainly due to an increase in the gross revenue tax charges related to sale of Alcorta Plaza plot.

Selling expenses, calculated in terms of total revenues percentage, increased from 10.8% during fiscal year 2005 to 12.9% during fiscal year 2006.

Selling expenses from leases and services, calculated in terms of revenues from leases and services percentage, increased from 6.6% during fiscal year 2005 to 6.9% during fiscal year 2006.

Selling expenses from credit card operations, calculated in terms of revenues from credit card operations percentage increased from 20.9% during fiscal year 2005 to 25.1% during fiscal year 2006.

Selling expenses from others segment, calculated in terms of revenues from others segment percentage decreased from 206.6% during fiscal year 2005 to 3.9% during fiscal year 2006.

Administrative expenses

Administrative expenses increased by 65.6% from Ps. 31.9 million during fiscal year 2005 to Ps. 52.8 million during fiscal year 2006.

Administrative expenses from leases and services increased from Ps. 16.9 million during fiscal year 2005 to Ps. 26.3 million during fiscal year 2006 mainly due to: (i) an increase of the board of directors´ fees of Ps. 3.4 million; (ii) an increase in fees and third parties services of Ps. 3.2 million; (iii) an increase of the amount of salaries, bonuses and social security charges of Ps. 1.9 million; and (iv) an increase of tax charges, duties and contributions of Ps. 0.6 million, mainly due to an increase of the financial transactions tax.

Administrative expenses from credit card operations increased Ps. 11.4 million from Ps. 14.9 million during fiscal year 2005 to Ps 26.3 million during fiscal year 2006 mainly due to: (i) of an increase of the amount of salaries, bonuses and social security charges of Ps. 5.9 million; (ii) an increase in fees and third parties services of Ps. 2.4 million; and (iii) an increase of tax charges, duties and contributions of Ps. 1.3 million and rent expenses of Ps. 1.6 million due to the opening of new branches.

Administrative expenses from others segment did not change significantly from the previous fiscal year, recording charges of Ps. 0.04 million during fiscal year 2005 and Ps. 0.1 millon during fiscal year 2006.

Administrative expenses, calculated as a percentage of total revenues, increased from 13.8% during fiscal year 2005 to 14.6% during fiscal year 2006.

Administrative expenses from leases and servicies, calculated as a percentage of leases and servicies revenues, increased from 10.2% during fiscal year 2005 to 12.2% during fiscal year 2006.

Administrative expenses from credit card operations, calculated as a percentage of credit card operations revenues, decreased from 23.1% during fiscal year 2005 to 21.4% during fiscal year 2006.

Administrative expenses from others segment, calculated as a percentage of others segment revenues, decreased from 30.0% during fiscal year 2005 to 0.6% during fiscal year 2006.

Net income in credit card trust

Net income in credit card trust increased 2.2 million from Ps. 0.4 million during fiscal year 2005 to Ps. 2.6 million during fiscal year 2006.

Operating income

As a result of the factors mentioned above, operating income increased 47.3 million from Ps. 81.4 million during fiscal year 2005 to Ps. 128.7 million during fiscal year 2006.

Operating income from leases and services increased Ps. 29.6 million, from Ps. 68.6 million during fiscal year 2005 to Ps. 98.2 million during fiscal year 2006.

Operating income from credit card operations increased Ps. 10.7 million, from Ps. 12.1 million during fiscal year 2005 to Ps. 22.8 million during fiscal year 2006.

Operating income from others segment increased Ps. 7.4 million, from a loss of Ps. -0.4 million during fiscal year 2005 to an income of Ps. 7.0 million during fiscal year 2006.

Operating income, as a percentage of our total revenues, increased from 35.4% during fiscal year 2005 to 35.6% during fiscal year 2006.

Operating income from leases and services as a percentage of our total revenues, increased from 41.4% during fiscal year 2005 to 45.5% during fiscal year 2006.

Operating income from credit card operations as a percentage of our total revenues from credit card operations, decreased from 18.8% during fiscal year 2005 to 18.6% during fiscal year 2006.

Operating income from others segment as a percentage of our total revenues from others segment, increased from a loss of (305.0)% during fiscal year 2005 to an income of 30.1% during fiscal year 2006.

Equity loss from related companies

The result arising from our share in other companies did not vary amounting to Ps. 0.7 million during fiscal years 2005 and 2006. Net loss is due to our participation in the loss from E-Commerce Latina S.A. in which we share an interest of 50%.

Amortization of goodwill

The amortization of goodwill did not change significantly from the previous fiscal year, amounting to Ps. 4.8 million for 2005 and Ps. 4.7 million for fiscal year 2006. Such amount represents the amortization of the goodwill generated by the acquisition of Shopping Alto Palermo S.A., Fibesa S.A. and Tarshop.

Financial results, net

Financial results, net decreased Ps. 18.0 million, from an income of Ps. 2.4 million during fiscal year 2005 to a loss of Ps. 15.6 million during fiscal year 2006.

Financial results generated by assets decreased Ps 0.6 million, from an income of Ps. 18.2 million during fiscal year 2005 to an income of Ps. 17.6 million during fiscal year 2006, mainly due to a higher reversal of impairment losses during fiscal year 2005 of 3.6 million, partially offset by: (i) an increase of Ps. 0.9 million from exchange differences; and (ii) a higher interest income of Ps. 2.1 million.

Financial results generated by liabilities increased by Ps. 17.4 million, from a loss of Ps. 15.8 million during fiscal year 2005 to a loss of Ps. 33.2 million during fiscal year 2006. This increase was mainly attributed to: (i) a higher charge for interest with affiliated companies and other related parties of Ps. 13.0 million mainly resulting from the Argentine peso depreciation vs. the U.S. Dollar of 6.9%. Such depreciation produces a negative impact on our US$ debt for convertible notes, the majority of which is held by our main shareholders; (ii) the lack of a positive result recorded during fiscal year 2005 of Ps. 5.2 million due to the cancellation of derivate instruments, and of Ps. 2.2 million due to less indebtedness originated in the advanced cancellation of financial loans recorded during such fiscal year, partially offset by a less charge of financing expenditures of Ps. 5.0 million generated by a reduction of our debt through the re-structuring of such debt during fiscal year 2005.

Other expense, net

Other expense, net increased Ps. 2.4 million, from Ps 7.4 million during fiscal year 2005 to Ps. 9.8 million during fiscal year 2006, mainly due to: (i) an allowance for doubtful expenses to be recovered of Ps. 7.5 million; partially offset by; (ii) an income of Ps. 2.4 million generated by the accelerated recognition of the amounts of attendance from our subsidiary Mendoza Plaza Shopping; (iii) a decrease of donations of Ps. 1.5 million; and (iv) a higher loss of Ps. 1.1 million related to the tax on personal assets of shareholders, as a consequence of the board of directors´ decision of not transferring such tax.

Income before taxes and minority interest

As a result of the factors described above, income before taxes and minority interest registered a Ps. 27.0 million increase from Ps. 70.9 million during fiscal year 2005 to Ps. 97.9 million during fiscal year 2006.

Income tax

The income tax charge increased Ps. 14.8 million, from Ps. 33.6 million during fiscal year 2005 to Ps. 48.5 million during fiscal year 2006. The effective tax rate for fiscal year 2006 was 49% and 47% for fiscal year 2005. The effective rate differs from the statutory tax rate mainly due to non deductible amortization and depreciation charges originated by inflation accounting. We record income taxes using the deferred tax method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes as prescribed by Argentine GAAP.

Minority interest

Minority interest registered a Ps. 0.8 million increase, from a loss of Ps. 4.0 million during fiscal year 2005 to a loss of Ps. 4.8 million during fiscal year 2006.

Net income

As a result of the factors explained above, net income increased Ps. 11.4 million, from Ps. 33.3 million during fiscal year 2005 to Ps. 44.7 million during fiscal year 2006.

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

Costs

Total costs increased by 26.0%, from Ps. 73.4 million during fiscal year 2004 to Ps. 92.5 million during fiscal year 2005. Total costs include intersegment eliminations from: (i) leases revenues and expenses of Ps. 0.3 million for both fiscal years; and (ii) interest expense generated by loans used to fund credit card activity of Ps. 1.6 millon during fiscal year 2004 and Ps. 1.0 million during fiscal year 2005.

Leases and services costs increased by 12.7%, from Ps. 61.4 million during fiscal year 2004 to Ps. 69.2 million during fiscal year 2005. This increase was mainly due to: (i) the costs related to the opening of Alto Rosario Shopping, which amounted to Ps. 4.9 million; and (ii) the consolidation of Mendoza Plaza Shopping’s costs for nine months totaling Ps. 3.2 million. The most costs affected were amortization charges and non-recovered general expenses.

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

Gross Profit

Due to the factors mentioned above, gross profit increased 97.1%, from Ps. 69.8 million during fiscal year 2004 to Ps. 137.6 million during fiscal year 2005. Total gross profit includes intersegment eliminations of Ps. 1.6 million during fiscal year 2004 and Ps. 1.0 million during fiscal year 2005.

Gross profit, calculated in terms of total revenues percentage, increased from 48.7% during fiscal year 2004 to 59.8% during fiscal year 2005.

Gross profit from leases and services, calculated in terms of leases and services revenues percentage, increased from 45.9% during fiscal year 2004 to 58.3% during fiscal year 2005. Credit card operations gross profit, calculated as a percentage of revenues from credit card operations, increased from 54.0 % during fiscal year 2004 to 62.1% during fiscal year 2005. Gross profit (loss) from others segment, calculated as a percentage of others revenues, fell from 55.7% during fiscal year 2004 to (68.5)% during fiscal year 2005.

Selling expenses

Selling expenses registered a 152.1% increase, from Ps. 9.8 million during fiscal year 2004 to Ps. 24.8 million during fiscal year 2005.

Selling expenses from leases and services increased by 112.6% from Ps. 5.2 million during year 2004 to Ps. 11.0 million during year 2005. This increase was mainly due to: (i) an increase in the charge of allowance for doubtful accounts of Ps. 3.4 million; (ii) an increase in the gross revenue tax charges of 1.4 million related to the increase of our revenues previously mentioned; (iii) the consolidation of Mendoza Plaza Shopping expenses of Ps. 1.3 million; and (iv) seal taxes of Ps. 0.4 million due to the opening of Alto Rosario Shopping.

Selling expenses from credit card operations increased by 200.0% from Ps. 4.5 million during fiscal year 2004 to Ps. 13.5 million during fiscal year 2005. This increase was mainly due to: (i) an increase of advertising expenses of Ps. 6.3 million; (ii) an increase in the gross revenue tax charges of 2.1 million related to the increase of our revenues previously stated; and (iii) an increase of the charge of allowance for doubtful accounts of Ps. 0.5 million related to the increase of our credit portfolio.

Selling expenses from others segment did not change significantly from the previous fiscal year, recording losses of Ps. 0.1 million during fiscal year 2004 and Ps. 0.3 million during fiscal year 2005.

Selling expenses, calculated in terms of total revenues percentage, increased from 6.9% during fiscal year 2004 to 10.8% during fiscal year 2005.

Selling expenses from leases and services, calculated in terms of revenues from leases and services percentage, increased from 4.6% during fiscal year 2004 to 6.6% during fiscal year 2005.

Selling expenses from credit card operations, calculated in terms of revenues from credit card operations percentage increased from 15.0% during fiscal year 2004 to 20.9% during fiscal year 2005.

Selling expenses from others segment, calculated in terms of revenues from others segment percentage increased from 197.2% during fiscal year 2004 to 206.6% during fiscal year 2005.

Administrative expenses

Administrative expenses increased by 53.8% from Ps. 20.7 million during fiscal year 2004 to Ps. 31.9 million during fiscal year 2005.

Administrative expenses from leases and services increased from Ps. 12.5 million during fiscal year 2004 to Ps. 16.9 million during fiscal year 2005 mainly due to: (i) the consolidation of Mendoza Plaza Shopping’s administrative expenses of Ps. 1.3 million; (ii) an increase of the board of directors´ fees of Ps. 1.5 million; (iii) an increase of the amount of salaries, bonuses and social security charges of Ps. 1.4 million; and (iv) an increase of tax charges, duties and contributions of Ps. 1.1 million, mainly due to an increase of the financial transactions tax.

Administrative expenses from credit card operations increased Ps. 6.7 million from Ps. 8.2 million during fiscal year 2004 to Ps 14.9 million during fiscal year 2005 mainly due to: (i) an increase of the amount of salaries, bonuses and social security charges of Ps. 3.5 million as a consequence of an increase in the Company’s payroll; (ii) an increase in fees and third parties services of Ps. 1.6 million related to new issues of our securitization programs; and (iii) an increase of tax charges, duties and contributions of Ps. 0.6 million and rent expenses of Ps. 0.5 million due to the opening of new branches.

Administrative expenses from others segment did not change significantly from the previous fiscal year, recording charges of Ps. 0.03 million in both fiscal years.

Administrative expenses, calculated as a percentage of total revenues, decreased from 14.5% during fiscal year 2004 to 13.8% during fiscal year 2005.

Administrative expenses from leases and services, calculated as a percentage of leases and servicies revenues, decreased from 11.0% during fiscal year 2004 to 10.3% during fiscal year 2005.

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

Operating income

As a result of the factors mentioned above, operating income increased from Ps. 39.6 million during fiscal year 2004 to Ps. 81.4 million during fiscal year 2005.

Operating income from leases and services increased Ps. 34.3 million, from Ps. 34.3 million during fiscal year 2004 to Ps. 68.6 million during fiscal year 2005.

Operating income from credit card operations increased Ps. 8.3 million, from Ps. 3.8 million during fiscal year 2004 to Ps. 12.1 million during fiscal year 2005.

Operating loss from others segment increased Ps. 0.3 million, from Ps. 0.1 million during fiscal year 2004 to Ps. 0.4 million during fiscal year 2005.

Operating income, as a percentage of our total revenues, increased from 27.6% during fiscal year 2004 to 35.4% during fiscal year 2005.

Operating income from leases and services as a percentage of our total revenues, increased from 30.2% during fiscal year 2004 to 41.4% during fiscal year 2005.

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

Amortization of goodwill

The amortization of goodwill did not change from the previous fiscal year, amounting to Ps. 4.8 million for 2004 and for 2005. Such amount represents the amortization of the goodwill generated by the acquisition of Shopping Alto Palermo S.A., Fibesa S.A. and Tarshop.

Financial results, net

Financial results, net decreased Ps. 4.9 million, from an income of Ps. 7.3 million during fiscal year 2004 to an income of Ps. 2.4 million during fiscal year 2005.

Financial results generated by assets decreased Ps 13.6 million, from an income of Ps. 31.8 million during fiscal year 2004 to an income of Ps. 18.2 million during fiscal year 2005, mainly due to a higher recovery recorded during fiscal year 2004 in the allowance for impairment of long-lived assets.

Financial results generated by liabilities decreased by Ps. 8.7 million, from a loss of Ps. 24.5 million during fiscal year 2004 to a loss of Ps. 15.8 million during fiscal year 2005. This decrease was mainly attributed to: (i) a lesser charge for interest with affiliated companies and other related parties of Ps. 12.0 million mainly resulting from the Argentine peso appreciation vs. the U.S. Dollar of 2.4%, taking into account that during year 2004 the value of the foreign currency had an inverse performance by depreciating 5.6%. Such appraisal produces a positive impact on our US$ debt for convertible notes, the majority of which is held by our main shareholders; (ii) less income of Ps. 6.0 million recorded in year 2005 in connection with derivative financial instruments cancelled in April 2005; (iii) a larger income of Ps. 2.1 million originated during fiscal year 2005 mainly due to the cancellation with discount of financial loans owed by Mendoza Plaza Shopping S.A.; (iv) a decrease of the financial expenses of Ps. 0.9 million primarily due to less indebtedness originated after the repurchase and cancellation of Negotiable Obligations and the capitalization of interest allocated to the development of Alto Rosario, that were partially offset by the inclusion of the financing expenses of Mendoza Plaza Shopping S.A. and charges arising from the new loans taken by the Company. We would like to mention that these new loans accrue a lower rate of interest if compared with the loans previously cancelled during the year.

Other expense, net

Other expense, net increased Ps. 2.2 million, from Ps 5.2 million during fiscal year 2004 to Ps. 7.4 million during fiscal year 2005, mainly due to: (i) an increase of donations of Ps. 1.6 million; (ii) a loss of Ps. 1.5 million related to the tax on personal assets of shareholders, as a consequence of the board of directors´ decision of not transferring such tax; partially offset by: (iii) the non-existence of negative results for the rejection of a gross income tax exemption on construction for Ps. 2.1 million that were recorded in fiscal year 2004.

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

Minority interest

Minority interest registered a Ps. 3.4 million decrease, from a loss of Ps. 0.6 million during fiscal year 2004 to a loss of Ps. 4.0 million during fiscal year 2005. This increase was mainly due to the consolidation of the nine-month period results of Mendoza Plaza Shopping S.A. and an increase in the income registered by our subsidiary Tarshop.

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

As of June 30, 2006, we had cash and cash equivalents totaling Ps. 56.4 million, a 13.5% increase from Ps. 49.7 million held as of June 30, 2005, primarily due to an increase in cash provided by operating activities of Ps. 75.5 million and a decrease in cash used in financing activities of 12.3 million, partially offset by an increase in cash used in investing activities of Ps. 62.5 million.

During the fiscal year 2006, we cancelled the second installment of US$ 3.0 million corresponding to the loan for US$ 11.0 million granted by Deutsche Bank for Mendoza Plaza Shopping´ s debt restructuring. On August 1, 2006, we cancelled the balance of the loan of US$ 3.0 million. Regarding the syndicated loan of Ps. 50.0 million with Banco Rio de la Plata and Bank Boston N.A. taken during fiscal year 2005, we cancelled half of the capital in two equal installments on October 5th, 2005 and on April 5th, 2006.

Net Cash from Operating Activities

Our operating activities resulted in a net cash generation of Ps. 170.7 million and Ps. 95.1 million for fiscal years 2006 and 2005, respectively. Net cash generated by operations during the fiscal year 2006 increased by Ps. 75.5 million as compared to fiscal year 2005, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 62.8 million, an increase in trade accounts payable and accrued interests of Ps. 45.2 million and a decrease in inventory of Ps. 18.2 million, partially offset by increases in accounts receivable of Ps. 32.0 million and a decrease in customer advances and taxes payable of Ps. 21.0 million.

Our operating activities resulted in a net cash generation of Ps. 95.1 million and Ps. 78.5 million for fiscal years 2005 and 2004, respectively. Net cash generated by operations during the fiscal year 2005 increased by Ps. 16.6 million as compared to fiscal year 2004, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 49.7 million and an increase in customer advances of Ps. 15.0 million, partially offset by increases in accounts receivable and other receivables and prepaid expenses totaling Ps. 43.5 million and a decrease in accrued interest of Ps. 7.7 million.

Net Cash Used in Investing Activities

The net cash used in investing activities was Ps. 124.0 million and Ps. 61.5 million for fiscal years 2006 and 2005, respectively. The increase in net cash used in investing activities was primarily the result of: (i) the increase in cash used for the acquisition of Phillips Argentina’s plot of land and other land reserve amounting to Ps. 61.3 million during fiscal year 2006 compared to Ps. 0.7 million during fiscal year 2005, (ii) an increase of Ps. 30.3 million related to the improvements of our shopping center properties, and (iii) Ps. 8.6 million corresponding to a deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines are established for negotiating the acquisition of land to develop a commercial center and a dwelling and / or office building.

The net cash used in investing activities was Ps. 61.5 million and Ps. 17.9 million for fiscal years 2005 and 2004, respectively. The increase in net cash used in investing activities was primarily the result of: (i) the increase in cash used for the construction of Alto Rosario Shopping and for the acquisition of other fixed assets amounting to Ps. 50.6 million during fiscal year 2005 as compared to Ps. 20.4 million during fiscal year 2004, and (ii) Ps. 4.2 million (US$ 1.77 million corresponding to the first installment, net of cash acquired) related to the acquisition of 49.9% of the capital stock of Mendoza Plaza Shopping S.A. We acquired Mendoza Plaza Shopping S.A. for a total amount of US$ 5.3 million, of which US$ 1.77 million was paid on December 2, 2004 and the remaining balance was paid in two equal annual installments of US$ 1.77 million each beginning on September 29, 2005 and 2006.

Net Cash Used in/ Provided by Financing Activities

The net cash used in financing activities was Ps. 40.0 million for fiscal year 2006, primarily due to the payment of debts of Ps. 42.0 million and the payment of dividends of Ps. 29.0 million and the cancellation of Ps. 5.1 million corresponding to the second installment related to the acquisition of 49.9% of the capital stock of Mendoza Plaza Shopping S.A., partially offset by cash inflows of Ps. 38.4 million as a result of new loans and advances in current account.

The net cash used in financing activities was Ps. 52.2 million for fiscal year 2005, mainly due to the payment of debts of Ps. 133.3 million and the payment of dividends of Ps. 18.4 million, partially offset by cash inflows of Ps. 99.5 million as a result of new loans and the settlement of the swap agreement.

The net cash used in financing activities was Ps. 20.6 million during fiscal year 2004, mainly due to the payment of debts of Ps. 10.9 million and the payment of dividends of Ps. 10.0 million, partially offset by cash inflows of Ps. 0.3 million as a result of new loans.

Our working capital and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or selective asset sales.

Our Indebtedness

On January 18, 2001, we issued US$ 120.0 million of secured Senior Notes (the “Senior Notes”) due on January 13, 2005 in three classes: (i) US$ 40.0 million of Class A-2 notes due January 13, 2005, at a corrected Badlar interest rate plus 395 basis points; (ii) US$ 5.0 million of Class B-1 notes, which we issued together with our wholly-owned subsidiary SAPSA, and which were due on January 13, 2005, at a 90-day LIBOR plus 475 basis points, and (iii) US$ 75.0 million of Class B-2 notes, which we issued together with SAPSA, maturing at various dates through January 13, 2005, at a corrected Badlar rate plus 395 basis points. The proceeds from this issuance were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts. The proceeds from the issuance of the Senior Notes were used to repay financial indebtedness, including outstanding mortgage-collateralized borrowings and other short-term debts. Pursuant to Decree N° 214, debts in U.S. Dollars in the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1.0 per US$ 1.0 and adjusted based on the Coeficiente de Estabilización de Referencia (CER). In addition, a fixed interest rate between 6% and 8% was established by the Argentine Central Bank for debts converted to pesos. By June 30, 2005 we had fully paid the Senior Notes. During fiscal years 2001, 2002, 2003, 2004 and 2005 we repurchased and/or made principal payments at their maturity amounting to Ps. 2.5 million, Ps. 11.3 million, Ps. 85.4 million, Ps. 3.3 million and Ps. 17.5 million, respectively. The Senior Notes were collateralized by a pledge on the shares of our subsidiary SAPSA and included various restrictive covenants, which among other things required us to maintain certain financial ratios.

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

In order to cancel the balance of the Notes, on April 5, 2005 we undertook a syndicated loan for Ps. 50.0 million with Banco Rio de la Plata and Bank Boston N.A. This loan is amortized in four equal and consecutive semiannual installments of Ps. 12.5 million beginning October 5, 2005. The syndicated loan accrues interest at a fixed rate of 7.875% during the first year and will accrue interest at a variable rate (Encuesta) plus 3% during the second year. The terms and conditions of the syndicated loan include various restrictive covenants, which among other things require us to maintain certain financial ratios. During fiscal year 2006, Alto Palermo S.A. prepaid 50% of the principal in two equal installments on October 5, 2005 and on April 5, 2006. On October 5, 2006, after the closing of fiscal year 2006, Alto Palermo S.A. amortized the third principal installment for Ps.12.5 million. The outstanding balance as of such date amounts to Ps.12.5 million.

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

In order to finance the US$ 50.0 million collateral deposit and the subsequent transactions related to the swap, we entered into loan agreements with IRSA and Parque Arauco. As of June 30, 2002 our debt with IRSA and Parque Arauco under those loan agreements amounted to Ps. 45.6 million and Ps. 22.9 million respectively.

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

On August 20, 2002 we issued US$ 50.0 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities with our shareholders. Raymond James Argentina Sociedad de Bolsa S.A. acted as subscription and placement agent and the offer was subscribed in full. Proceeds from the issuance of Convertible Notes were used to repay short-term bank loans for Ps. 27.3 million and for the redemption of the Senior Notes for a principal amount of Ps. 52.8 million. The Convertible Notes original maturity date was on July 19, 2006, they accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. Dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares. On May 2, 2006 during an extraordinary noteholders’ meeting, a resolution was adopted to extend the maturity date and establishing a new maturity date on July 19, 2014, although the remaining terms and conditions were left unchanged. During fiscal years 2006, 2005, 2004 and 2003 holders of approximately US$ 2.77 million of our Convertible Notes exercised their conversion rights and, as a result, we issued 1,539,000; 52,741,373; 22,852,514 and 4,829,745 common shares, respectively. By November 30, 2006 the outstanding balance of our Convertible Notes amounted to US$ 47,227,934 million. In the event all the bondholders exercise their conversion rights, our common shares would increase from 782.1 million (Ps. 78.2 million) to 2,239.7 million (Ps. 224.0 million).

On September 29, 2004, we entered into a purchase agreement pursuant to which we acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping for US$ 5.3 million. The Company paid US$ 1.77 million on December 2, 2004 and the remaining balance was paid in two equal annual installments of US$ 1.77 million each on September 29, 2005 and 2006. We also entered into the following contracts in connection with debt owed by Mendoza Plaza Shopping:

•	Put option with Banco de Chile S.A. (“Banco de Chile”), whereby Banco de Chile was entitled, although not obliged, to assign to us two defaulted credit agreements amounting to US$ 18.0 million originally granted to Mendoza Plaza Shopping. As a result of the economic measures issued in Argentina in 2002, these financial agreements had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per U.S. Dollar and indexed based on the reference stabilization index (CER). On March 30, 2005 Banco de Chile executed the put option, transferring all the rights of the above mentioned credit facilities to us in exchange for US$ 8.5 million (Ps. 24.8 million).

•	Call option with HSBC Bank Argentina S.A. (“HSBC”), whereby we were entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. was obliged to transfer, a defaulted loan agreement originally granted to Mendoza Plaza Shopping amounting to US$ 7.0 million. As a result of the economic measures issued in Argentina in 2002, this financial agreement had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per U.S. Dollar and indexed by the reference stabilization index (CER). On March 29, 2005 we transferred the purchase option to Mendoza Plaza Shopping, which exercised the option paying Ps. 6.8 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million net of rental fees collected by HSBC Bank Argentina S.A. as guarantee amounting to Ps. 0.4 million). This cash payment was funded through a loan granted by us.

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

On March 4, 2005 Deutsche Bank S.A. granted us an US$ 11.0 million loan, of which US$ 5.0 million were repaid by the Company on April 4, 2005 with proceeds received in connection with the settlement of the swap agreement. The loan accrues interest at LIBOR plus 3.25%. Proceeds from this loan were used to settle the debt owed by Mendoza Plaza Shopping as a result of the exercise of the put option with Banco de Chile and the call option with HSBC. The balance of the loan was cancelled in two equal installments of US$ 3.0 million on February 1 and on August 1, 2006.

As of June 30, 2006, the Company´s financial indebtedness is at the lowest levels of the last years, successfully reflecting the restructuring carried out during the prior fiscal year. The following table shows our significant outstanding debt as of June 30, 2006 (accrued interest not included):

	Debt Outstanding on June 30, 2006
	Ps.	US$ (1)	Interest Rate	Maturity
	(million)	(million)
Deutsche Bank Loan	9.26	3.00	Libor + 3.25%	August 2006	(2)
Syndicated Loan	25.00	8.10	Encuesta + 3.25%	April 2007
Convertible Notes	145.75	47.23	10%	July 2014
Total Debt	180.01	58.33

(1)	Solely for the convenience of the reader, we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 2006 which was Ps. 3.086 per US$ 1.0. We make no representation that the Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.
(2)	The balance of the loan was totally cancelled on August 1, 2006.

Our capital expenditures

Fiscal year 2006

During fiscal year 2006 we invested approximately Ps. 100.2 million in capital expenditures of which Ps. 61.3 million were related to the acquisition of a plot of land in the Northern Area of the City of Buenos Aires, in the district of Saavedra, and other undeveloped plots of land, Ps. 30.3 million correspond to the improvements made to our shopping center properties and Ps. 8.6 million kept in escrow in the Deustche Bank in favor of Argentimo S.A. pursuant to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. which sets forth the guidelines for negotiating the acquisition of land in which we plan to develop a commercial center and a dwelling and/or office building. For more information on our capital expenditures after June 30, 2006, see “Item 8.B. Significant changes” of this annual report.

Fiscal year 2005

During fiscal year 2005 we invested approximately Ps. 51.3 million in capital expenditures, Ps. 50.6 million were related to the development of Alto Rosario and improvements of our shopping center properties, Ps. 4.2 million (US$ 1.77 million corresponding to the first installment, net of cash acquired) related to the acquisition of 49.9% of the capital stock of Mendoza Plaza Shopping S.A. We acquired Mendoza Plaza Shopping S.A. for a total amount of US$ 5.3 million, and Ps. 0.6 million related to the acquisition of undeveloped plots of land.

Fiscal year 2004

During fiscal year 2004 we invested approximately Ps. 20.6 million in capital expenditures, related to the development of Alto Rosario Shopping and improvements of other shopping center properties.

Recent Developments

Phillips Argentina’s Plot of land

On December 1, 2006, we entered into a construction, administration and commercialization agreement with Centro Comercial Panamericano, S.A. (“Centro Comercial Panamericano”) in relation to the future shopping mall and housing complex to be built on two properties located in the neighborhood of Saavedra, in the City of Buenos Aires owned by Panamerican Mall S.A. (“PAMSA”). We sold one of these properties (a plot of land acquired from Philips Argentina S.A.) to PAMSA. The remaining property was acquired by PAMSA from Centro Comercial Panamericano.

PAMSA is a corporation recently constituted in which we hold 80% of its capital stock. Centro Comercial Panamericano holds the remaining 20%. PAMSA was organized in order to carry out the agreement entered into between us and Centro Comercial Panamericano. In connection with the aforementioned project, we made a capital contribution of Ps. 158,280,260 to PAMSA.

Commencement of construction of the proposed project remains subject to receipt of certain governmental approvals.

Córdoba Shopping Villa Cabrera

During July 2006, we entered into an agreement with Grupo Roggio pursuant to which we would acquire, subject to completion of a successful due diligence and the fulfillment of certain conditions, the total outstanding shares of Empalme S.A, owner of Córdoba Shopping Villa Cabrera.

Córdoba Shopping Villa Cabrera is a shopping center covering a surface area of 35,000 square meters, having 160 commercial stores, a multiplex cinema with 12 movie theatres and a parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of the city of Córdoba, the second largest city of Argentina.

On December 18, 2006 the transaction was approved and consummated by the Antitrust Agency through Resolution SCI N° 67 of the Secretary of Commerce. This investment will be an opportunity for Alto Palermo to grow in the shopping center segment, in line with its strategy of expanding and gaining foothold in the main markets of the Argentine provinces.

Proposed Acquisition in Province of Córdoba

On December 19, 2006, we reported that it was notified of the acceptance of its Ps.32.5 million bid submitted in a public tender organized by Corporación Inmobiliaria Córdoba S.A. for the sale of a property in the City of Córdoba known as Edificio Ex Escuela Gobernador Vicente de Olmos. The acquired property is the subject of a concession granted in 1990 by the Province of Cordoba to an unaffiliated joint venture “Regam S.C.A. y Corrientes Palace S.A. Unión Transitoria de Empresas”. After notification of the acceptance of its bid, the Company made a Ps. 9.7 million down payment in accordance to the bid rules.

On December 13, 2006, we were notified by a notary that on December 5, 2006, an objection had been filed with the National Antitrust Commission, the Argentine antitrust authority, seeking to enjoin the Company from accepting the award made pursuant to the tender. To date, we have not received any notification issued by the National Antitrust Commission.

Agreement for Shared Corporate Services with IRSA and CRESUD S.A.C.I.F. y A.

In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration was implemented on June 30, 2003 by the Company, Cresud and IRSA (the “Parties”). The areas now involved are Shared Corporate Services, Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts, Operations and Internal Audit, among others. This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party.

On the basis of this program, the Parties entered into the Exchange of Operating Services Agreement on June 30, 2004, a two-year agreement (being renewed for an equal period of time unless any of the Parties decides to terminate it) by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each Party’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each party will continue to maintain separate assets and liabilities.

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

We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties

C. Research and Development, Patents and Licenses, etc.

We do not have any research, development, patents or licenses that are material for the conduct of our business.

D. Trend Information

The Shopping Center industry in Argentina has been benefited from the recovery of the economy. Our revenues increased by 57.0%, from Ps. 230.2 million during fiscal year 2005 to Ps. 361.4 million during fiscal year 2006 due to a 30.2% increase in leases and services revenues (from Ps. 165.8 million to Ps. 215.9 million) and a 90.5% increase in revenues from credit card operations (from Ps. 64.6 million to Ps. 123.0 million). Revenues from the others segment increased from Ps. 0.1 million to 23.4 million, mainly due to the revenues generated by the sale of Alcorta Plaza Plot.

The occupancy of our Shopping centers has been one of the ratios that we have been able to maintain in almost optimum levels during fiscal year 2006. GLA percentage occupied as of June 30, 2006 was 99.1%. The drop in the vacancy level in our Shopping Centers reflects an increase in demand as a result of our excellent commercial offering, and the ability of our commercial department to properly manage this growth in demand from potential tenants.

Tarshop, our credit card subsidiary, showed good results which were reflected in the substantial growth of its credit portfolio, which amounted to Ps. 393.0 million as of June 30, 2006 as compared to Ps. 204.4 million as of June 30, 2005. In addition, the amount of sales and the number of credit card holders increased 90.0% and 92.0%, respectively, while short and medium term delinquency rates were maintained at historically low levels. We expanded our operations in the interior of the country, where our performance was highly satisfactory, and decided to expand into other densely populated cities.

Costs increased by 50.7% from Ps. 92.5 million during fiscal year 2005 to Ps. 139.4 million during fiscal year 2006.

Leases and services costs increased by 10.7%, from Ps. 69.2 million during fiscal year 2005 to Ps. 76.6 million during fiscal year 2006. This increase was mainly due to: (i) an increase in depreciation and amortization charges of Ps. 4.5 million, and (ii) an increase in unrecoverable administration fees of Ps. 2.6 million.

Our performance enabled us to distinguish ourselves from our competitors in the shopping center market in the City of Buenos Aires and the greater Buenos Aires area, while maintaining the efficiency gap obtained over the past fiscal year. For the twelve-month period ended June 30, 2006 our tenants sold an average of Ps. 12,847 per square meter, 54.7% more than our competitors, in the City of Buenos Aires and the greater Buenos Aires area. Our competitors’ sales per square meter are determined by calculating the difference between total square meters of gross leasable area, in the City of Buenos Aires and greater Buenos Aires area, and the square meters of our gross leasable area. Our tenants’ sales, not including Mendoza Plaza Shopping’s sales nor Alto Rosario’s sales, increased 24.5% to Ps. 1,853.0 million during this period in comparison with the Ps. 1,488.0 million reached during fiscal year 2005.

Due to the increased activity in the retail sector, we have been able to negotiate more favorable leasing conditions with our new tenants and the existing tenants upon renewal.

During fiscal year 2006 we maintained our leading position in the shopping center market, holding 38.8% of the gross leasable area available in the City of Buenos Aires and the greater Buenos Aires area. We are an important channel for positioning first-line brands and high impact promotions.

As part of our business strategy we will continue making changes to attract new customers, including the generation of new offerings in our shopping centers. We have created several exclusive products with the aim of attracting tourists from abroad, including publicity at hotels, harbors and airports. We also have implemented advertising campaigns at the national and international level. Our customer service centers are now available to respond to questions and confirm the receipt of orders.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth contractual obligations as of June 30, 2006 in thousands of Pesos:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt	59,940.5	1,415.3	268.3	146,031.7	207,655.8
Purchase obligations	1,024.0	1,010.1	—	—	2,034.1
Other long-term obligations	166.2	380.6	416.3	868.1	1,831.1

Total (1)	61,130.6	2,806.0	684.6	146,899.8	211,521.0

(1)	Includes our main financial and related parties debts, foreign suppliers and tax amnesty plan for gross sales tax payable.
(2)	As of June 30, 2006 the average weighted interest rate was 9.66%.
(3)	Does not include unaccrued interest.

G. Safe Harbor

This section is not applicable.

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

Currently our Board of Directors is comprised of 10 directors and 10 alternate directors. The alternate directors will only have a role when they are called to replace any director in case of absence, vacancy or death, until a new director is appointed.

The annual ordinary shareholders meeting held last October 31, 2006, which was adjourned for November 30, 2006, decided to make some changes related to the Board of Directors.

Arrangement among Major Shareholders

On November 18, 1997 we and our major shareholders, IRSA and Parque Arauco, entered into an Agreement, which is still in effect, pursuant to which we agreed that:

•	the number of directors of our Board of Directors will be ten;

•	the directors are appointed pursuant to the shares owned by the shareholders and among the directors elected by IRSA there will be our President and Vice-President;

•	as long as Parque Arauco holds at least 25% of our capital stock and IRSA appoints at least 6 directors, IRSA will use its best efforts in order to vote its shares to appoint as our director a person to be designated by Parque Arauco among the following: José Said, Guillermo Said, or Salvador Said.

Information about Directors

Name and Position	Date of Birth	Occupation in APSA	Date of Current Appointment	Term Expiration	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	2006	2009	1994
Saúl Zang	12/30/1945	Vice-Chairman	2006	2009	2003
Alejandro G. Elsztain	03/31/1966	Executive Vice-Chairman	2006	2009	2003
Daniel R. Elsztain	12/22/1972	Director	2004	2007	2004
Abraham Perelman	04/04/1941	Director	2006	2009	2003
Ira Chaplik	06/21/1961	Director	2006	2009	2006
Fernando A. Elsztain	01/04/1961	Director	2006	2009	1998
Gabriel A.G. Reznik	11/18/1958	Director	2004	2007	2004
José Said Saffie	04/17/1930	Director	2006	2009	1998
Andrés Olivos	05/14/1958	Director	2006	2009	2003
David A. Perednik	11/15/1957	Alternate Director	2006	2009	2003
José D. Eluchans Urenda	08/06/1953	Alternate Director	2006	2009	2003
Hernán Büchi Buc	03/06/1949	Alternate Director
Juan M. Quintana	02/11/1966	Alternate Director	2006	2009	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate Director	2006	2009	2006
Marcos Oscar Barylka	06/29/1945	Alternate Director	2006	2009	2006
Salvador Darío Bergel	04/17/1932	Alternate Director	2006	2009	2006
Mauricio Wior	10/23/1956	Alternate Director	2006	2009	2006
Gastón Armando Lernoud	06/04/1968	Alternate Director	2006	2009	2006
Leonardo Fernández	06/30/1967	Alternate Director	2006	2009	2003

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at the University of Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Consultores Asset Management S.A. He is Chairman of the Board of Directors of IRSA, APSA, Consultores Asset Management

S.A., and Cresud S.A.C.I.F. y A. and Banco de Crédito y Securitización (BACS); Vice-Chairman of Banco Hipotecario S.A., and E-Commerce Latina S.A., among others. Mr. Eduardo S. Elsztain is the brother of Vice-Chairman, Alejandro G. Elsztain and of our Director, Daniel R. Elsztain and is the cousin of the Director, Fernando A. Elsztain.

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

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in Agricultural Engineering from University of Buenos Aires. He is currently President of Tarshop S.A. and ERSA, Director of Altocity and Second Vice-Chairman of IRSA and Cresud S.A.C.I.F.y A. Alejandro G. Elsztain is a brother of the Chairman of the Board of Directors, Mr. Eduardo S. Elsztain and of the Director Daniel R. Elsztain and cousin of the Director Fernando A. Elsztain.

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

Ira Chaplik. Mr. Chaplik is chief operating officer of Equity International. He has been associated with the Company since its inception in 1999. Mr. Chaplik joined Equity Group Investments, LLC (EGI) in 1989. Prior to the formation of Equity International, he played a key role in many real estate transactions involving Equity Office Properties Trust (NYSE: EOP), Equity Residential (NYSE: EQR), and Equity Lifestyle Properties, Inc. (NYSE: ELS), as well as the four Zell/Merrill Lynch funds, which led to the creation of EOP. Mr. Chaplik also has been involved in many corporate transactions including the Zell/Chilmark Fund, as well as acquisitions, dispositions and financing of both public and private companies. Prior to joining EGI, Mr. Chaplik was an associate at the law firm of Altheimer & Gray. Mr. Chaplik earned a B.S. in accounting and J.D. from the University of Illinois. Mr. Chaplik is also a certified public accountant.

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

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the University of Buenos Aires. He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of ERSA, Puerto Retiro S.A., Tarshop S.A. and Fibesa S.A., as well as member of the board of Banco Hipotecario S.A., among others.

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

José D. Eluchans Urenda. Mr. Eluchans Urenda obtained a degree in law at the Pontifician Catholic University of Chile (Pontificia Universidad Católica de Chile). He is a partner of the Chilean law firm Eluchans and is a permanent advisor to Parque Arauco’s board of directors and an advisor to Banco BHIF’s board of directors.

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

Juan M. Quintana. Mr. Quintana obtained a degree in law at the University of Buenos Aires. He is a partner of the law firm Zang, Bergel & Viñes. He is a director of APSA and an alternate director of Nuevas Fronteras S.A. and Fibesa.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a degree in law from the Argentine Catholic University where he teaches Commercial Law and Contract Law. He also teaches Corporate Law, Contracts and Capital Markets in post-graduate courses. He is a member of the Legal Advisory Committee of the Cámara de Sociedades Anónimas as well as Vice President of the Antitrust Law Committee of the Colegio de Abogados de la Ciudad de Buenos Aires. He is a member of the board of directors of ERSA, Nuevas Fronteras S.A., Milkaut S.A. and Banco Hipotecario S.A. He is also member of the International Bar Association. Mr. Pablo Vergara del Carril is the son of our syndic Mr. Ángel D. Vergara del Carril.

Marcos Oscar Barylka. Mr. Barylka studied commercial activities in Gral. San Martín School. Oscar Barylka has been involved in the retail and the gastronomy industries for over 35 years, having served as partner, manager and consultant for several companies. Since 2006, Mr. Barylka serves as Secretary of the Pele Ioetz Foundation, which provides support to families suffering economic and social problems in Argentina.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from Litoral University (Universidad del Litoral). He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud S.A.C.I.F. y A.

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario S.A. He has held positions at Bellsouth were he was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas latinoamericanas (FIEL) and Tzedaka.

Gastón Armando Lernoud. Mr. Lernoud obtained a Law Degree from El Salvador University (Universidad de El Salvador) in 1992. He finished his Master in Corporate Law at the Palermo University (Universidad de Palermo) in 1996. He was a senior associated member of Zang, Bergel & Viñes Law Firm until June 2002, and then he entered Cresud S.A.C.I.F. y A as a senior manager.

Leonardo F. Fernández. Mr. Fernández obtained a degree in law at the University of Buenos Aires. He serves as an alternate director on the board of Disco S.A. and Transportadora de Gas del Norte S.A.

Employment Contracts With Our Directors

We do not have any employment contracts with our directors.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an Executive Committee consisting of four directors, including the Chairman and Vice-Chairman. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain and Fernando Elsztain.

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

Information about Members of the Supervisory Committee

The following table shows information about members of the Supervisory Committee who were elected at the annual general ordinary Shareholders’ Meeting held on October 31, 2006, which was adjourned for November 30, 2006. Positions will expire when the next annual general ordinary Shareholders’ Meeting takes place:

Name and Position	Date of Birth	Occupation in APSA	Current Position Held Since
Guillermo E. Matta y Trejo	11/08/1949	Syndic	2006
José D. Abelovich	07/20/1956	Syndic	2005
Ángel. D. Vergara del Carril	03/15/1935	Syndic	2006
Armando Fabián Ricci	03/06/1964	Alternate Syndic	2006
Fabián Cainzos	11/07/1966	Alternate Syndic	2006
Marcelo Héctor Fuxman	11/30/1955	Alternate Syndic	2005

Guillermo E. Matta y Trejo Mr. Matta y Trejo obtained a degree in law at the University of Buenos Aires. He is a member of the International Bar Association and of the Insolvency International Institute. From 1975 to 1998 he taught Commercial Law at the University of Buenos Aires. He also teaches Corporate Law and legal aspects of Capital Markets in post-graduate courses at University of Buenos Aires, Argentine Catholic University, Austral University and Belgrano University. He is the President of the Board of Directors of Ganadera del Villaguay, S.A.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of APSA, SAPSA, Hoteles Argentinos and Inversora Bolívar S.A.

Ángel D. Vergara del Carril. Mr. Vergara del Carril graduated as a Lawyer from Universidad de Buenos Aires. In 1976 he received the degree of Doctor of Juridical Sciences (S.J.D.) from Argentine Catholic University with a thesis on Merger of Business Companies. He served as in-house counsel to the Bunge & Born Corporation. He was Head of the Legal Department of Acindar S.A. He founded the law firm Cassagne &

Asociados with other lawyers. He has been teaching Commercial Law at Argentine Catholic University. He is also director of the capital markets postgraduate course at the same University, as well as member of the Argentine Institute on Commercial Law of the National Law Academy and the International Bar Association. From 2002 to 2006 he acted as external legal advisor of the Securities Committee of the Buenos Aires Stock Exchange. Currently he is counsel at law firm Zang, Bergel & Viñes, as well as chairman of the Club de Abogados de Empresas. He is an alternate member of the Arbitration Board of the Buenos Aires Stock Exchange of which rules of arbitration he contributed to enact, as well as syndic of Atanor S.A. and Bodegas Hispano Argentinas S.A. Mr. Ángel D. Vergara del Carril is the father of our alternate director Mr. Pablo Daniel Vergara del Carril.

Armando F. Ricci. Mr. Ricci obtained a degree in law at the Universidad de Buenos Aires. He serves as an alternate director on the board of Nuevas Fronteras S.A., Pereiraola S.A., Canteras Natal Crespo S.A., Inversora Bolívar S.A., Palermo Invest S.A. y Tarshop S.A. Mr. Ricci has a master on corporate law at the ESEADE (Escuela Superior de Economía y Administración de Empresas). He is a trained mediator and is advisor of several argentine listed companies. He is an associate of the law firm Zang, Bergel & Viñes, where he specializes in corporate law.

Fabián Cainzos. Mr. Cainzos obtained a degree in law from the University of Buenos Aires. Currently, he is partner of the law firm Cainzos, Fernández & Premrou.He also serves as director of Sullair Argentina S.A. and of the Supervisory Commitee of Editorial Atlántida S.A.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. He is a member of the Supervisory Committees of SAPSA and Inversora Bolívar S.A.

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

During our annual ordinary shareholders meeting which was held October 31, 2006, with and adjournment for November 30, 2006, the shareholders agreed to pay to the members of the Board of Directors for the fiscal year ended June 30, 2006 Ps. 7.19 million.

The members of the Executive Committee did not receive compensation other than fees for their services as members of the Board of Directors.

Compensation to the Supervisory Committee

The shareholders’ meeting held on October 31, 2006, with an adjournment for November 30, 2006, further approved unanimously not to pay any compensation to the Supervisory Committee

Senior Management’s Compensation

During the fiscal year ended June 30, 2006 we paid an aggregate amount of approximately Ps. 1.3 million as compensation to our senior management.

Voluntary compensation plan for key employees

We are planning to start during fiscal year 2007 a special compensation plan for its key managers (the “Plan”) by means of contributions to be made by the employees and by the Company.

The Plan is directed to key managers and aims to retain them by increasing their total compensation package, granted to those who have met certain conditions.

Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee (the “Participant”), he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2.5% of their monthly salary and up to 15% of their annual bonus.

This Plan is intended to improve the compensation benefits of the key management employees who are encouraged to increase his/her compensation package by getting an extraordinary reward at the end of the Plan for those who have met certain conditions mentioned below.

Our contribution will be 200% of the employees´ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds arising out of the Participants’ contributions will initially flow to a special independent vehicle created and located in Argentina as a Common Investment Fund (Fondo Común de Inversión) to be approved by the Comisión Nacional de Valores. The Plan will fulfill all the Argentine requirements for this type of instruments. Such funds (including the rents derived thereof) will be freely redeemable upon request of the participants.

Funds arising out of our contributions under the Plan will flow to another separate and independent vehicle (e.g., a trust fund).

Participants or their assigns, as the case may by, would have access to 100% of the benefits of the Plan (that is, the Company’s contributions made on their behalf to the specially created vehicle) under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without good cause, the manager will get the amounts arising out of the Company’s contribution only if he or she has participated in the Plan for at least 5 years.

C. Board Practices

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

As of December 2006, the Board of Directors announced the composition of the Audit Committee provided in Section 15 of the Regime of Transparency in Public Offerings and approved pursuant to Decree No. 677/01 and Section 13 of Resolution No. 400. Members of the Audit Committee decide their proposals by majority. Our Audit Committee is composed by three members: Abraham Perelman, Gabriel Adolfo Reznik and Andrés Olivos. Pursuant to the requirements of Argentine law, each member of our Audit Committee is independent. However, as Andrés Olivos is an executive officer of Parque Arauco, one of our affiliates, he does not meet the independence requirements under the Sarbanes-Oxley Act.

In addition to the Audit Committee, the Company also has a board of auditors called Comisión Fiscalizadora (“Supervisory Committee”), that is independent from the board of directors. The Supervisory Committee is elected by a majority vote of all outstanding shares at the annual Shareholders’ Meeting. The Supervisory Committee is charged with supervising compliance by the Board of Directors with all of its legal and statutory obligations, as well as informing on the accuracy of the annual report (Memoria) and the company’s financial statements certified by the external auditors that are delivered to shareholders by the Board of Directors. This function normally would be within the purview of the Audit Committee but in our case is managed by our Supervisory Committee.

Rule 10A-3 under the Securities Exchange Act of 1934 provides exemptions for foreign private issuers to comply with independence requirements under SEC and NASDAQ regulations. Although it is not clear that available exemptions for foreign private issuers apply to our company, we believe that the Supervisory Committee and the Audit Committee together meet the purposes that an audit committee has under SEC and NASDAQ regulations.

According to our Bylaws the compensation is determined by our Board of Directors. However, any compensation was set at the present.

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment.

D. Employees

As of June 30, 2006, we had 1,945 employees. We believe that our relationship with our employees is good. Through a bidding process, we subcontract to third parties the construction of our development projects and the provision of security, maintenance and cleaning services for our shopping centers.

The following table shows the number of our employees employed by us and our subsidiaries as of June 30, 2006, 2005 and 2004:

	As of June 30,
	2006	2005	2004
Alto Palermo S.A. (APSA)	680	615	499
Shopping Alto Palermo S.A. (SAPSA)	100	99	87
Emprendimiento Recoleta S.A. (ERSA)	42	37	36
Fibesa S.A.	26	26	22
Altocity.Com S.A.	49	40	35
Alto Research and Development S.A.	—	—	2
Tarshop S.A.	979	556	390
Mendoza Plaza Shopping S.A. (1)	69	55	—

(1)	We obtained a controlling interest in this subsidiary during fiscal year 2005.

As of June 30, 2006 the number of temporary employees working for us amounted to six.

E. Share Ownership

Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our Directors, Senior Managers, members of the Supervisory Committee and members of the Audit Committee as of December, 2006.

Share Ownership
Name	Position	Amount		Percentage
Board of Directors
Eduardo S. Elsztain	Chairman	481.944.364	(1)	61.6%
Saúl Zang (3)	Vice Chairman	—		—
Alejandro G. Elsztain (2)	Executive Vice Chairman / CEO	—		—
Abraham Perelman (2)	Director	—		—
Ira Chaplik (3)	Director	—		—
Fernando A. Elsztain (2)	Director	—		—
José Said Saffie (3)	Director	—		—
Andrés Olivos (3)	Director	—		—
Gabriel A.G. Reznik (2)	Director	—		—
Daniel R. Elsztain (2)	Director / Chief Commercial Officer	—		—

Share Ownership
Name	Position	Amount	Percentage
David A. Perednik (2)	Alternate Director / Chief Administrative Officer	—	—
José D. Eluchans Urenda (3)	Alternate Director	—	—
Leonardo F. Fernández (3)	Alternate Director	—	—
Juan M. Quintana (3)	Alternate Director	—	—
Gastón Lernoud (2)	Alternate Director	—	—
Hernán Büchi Buc (3)	Alternate Director	—	—
Marcos O. Barylka (2)	Alternate Director	—	—
Pablo D. Vergara del Carril (2)	Alternate Director	—	—
Salvador D. Bergel (2)	Alternate Director	—	—
Mauricio Wior (3)	Alternate Director	—	—

Share Ownership
Name	Position	Amount	Percentage
Senior Management
Gabriel Blasi (2)	Chief Financial Officer	—	—

Supervisory Committee
Angel D. Vergara del Carril (2)	Syndic	—	—
Guillermo E. Matta y Trejo (3)	Syndic	—	—
José D. Abelovich (3)	Syndic	—	—
Marcelo H. Fuxman (3)	Alternate Syndic	—	—
Fabián Cainzos (3)	Alternate Syndic	—	—
Armando F. Ricci (3)	Alternate Syndic	—	—

(1)	Common shares beneficially owned by IRSA.
(2)	Such individuals own less than one percent or do not own shares of our company.
(3)	Such individuals do not own shares of our company.

Convertible Notes

The following persons own Alto Palermo’s Convertible Notes as of November 30, 2006.

Convertible Notes Holder	Number of Notes
Eduardo S. Elsztain (1)	31,738,262	(1)
Saúl Zang	—
Alejandro G. Elsztain	10,000
Daniel R. Elsztain	—

(1)	Beneficially owned through IRSA.

The Convertible Notes originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. The Convertible Notes accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. Dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 83.0% of our common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.3% of our common stock.

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

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table shows, as of November 30, 2006, the information known by us, regarding shareholders that beneficially own more than 5% of our outstanding common shares.

Shareholder(s)	Number of Shares	Percent
IRSA (1)	481,944,364	61.6
Parque Arauco (2)	231,116,952	29.6
Total	713,061,316	91.2

(1)	The number of shares will increase by 1,461,520,352 assuming full conversion of the US$ 31.7 million Convertible Notes held by IRSA.
(2)	Parque Arauco S.A. owns 78,527,252 shares through Parque Arauco S.A. and 152,589,700 shares through Parque Arauco Argentina S.A., a wholly-owned subsidiary. The number of shares beneficially owned by Parque Arauco will increase by 708,661,150, assuming full conversion of 15,472,432 Convertible Notes owed by Parque Arauco.

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

Changes in Share Ownership

	Share Ownership as of November 30	Share Ownership as of June 30
Shareholder	2006	2006	2005	2004	2003
IRSA (1)	61.6%	61.6%	61.6%	53.8%	54.8%
Parque Arauco (2)	29.6%	29.6%	29.6%	27.8%	27.6%
Dolphin Fund Plc	0.0%	0.0%	0.0%	1.7%	2.2%
GSEM/AP	0.0%	0.0%	0.0%	6.1%	6.3%

(1)	IRSA share ownership is 65.3% assuming full conversion of its holding of Convertible Notes as of November 30, 2006.
(2)	Parque Arauco share ownership is 31.6% assuming full conversion of its holding of Convertible Notes as of November 30, 2006.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Other Share Ownership Information

There are no differences in voting rights among shareholders.

As of November 30, 2006 we had 782,064,214 shares outstanding which 89.9 % were held in Argentina.

As of November 30, 2006, we had 1,973,778 ADS outstanding (representing 7,895,112 of our common shares, or 10.1% of all of our shares). As of such date, we had four registered holders of our ADS in the United States.

On July 19, 2002 we issued US$ 50.0 million of Convertible Notes which are convertible into shares of our common stock for up to US$ 50.0 million. The offering was subscribed in full. Our Convertible Notes mature on July 19, 2014 and have been convertible since August 28, 2002 and until July 19, 2014. Of the US$ 50.0 million of Convertible Notes that we issued, IRSA and Parque Arauco subscribed for US$ 27.2 million and US$ 15.2 million respectively.

In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 782,064,214 shares as of November 30, 2006 to approximately 2,239,716,498 shares.

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

Saúl Zang is our Vice-Chairman and director of Inversora Bolivar S.A. and Alejandro Elsztain is our executive Vice-Chairman and Vice-president of Inversora Bolivar S.A. Fernando Elsztain is a director of APSA and President of Inversora Bolivar S.A.and Gabriel Reznik is a director in APSA and Inversora Bolivar S.A.

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

Agreement for Shared Corporate Services with IRSA and CRESUD S.A.C.I.F. y A.

In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration was implemented on June 30, 2003 by the Company, Cresud and IRSA (the “Parties”). The areas now involved are Shared Corporate Services, Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts, Operations and Internal Audit, among others. This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each Party.

On the basis of this program, the Parties entered into the Exchange of Operating Services Agreement on June 30, 2004, a two-year agreement (being renewed for an equal period of time unless any of the Parties decides to terminate it) by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each party continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each Party’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each party will continue to maintain separate assets and liabilities.

Alejandro Gustavo Elsztain is the General Coordinator of the program and Mr. Abraham Perelman is the individual responsible. The individual responsible for each party shall be member of such Party’s Audit Committee. The main duties for the project for implementation shall consist of (a) monitoring the project’s implementation in accordance with the agreement; (b) reviewing the billing report on a monthly basis to analyze and check it against the provisions of the Agreement, and, in the event of discrepancies or deviations, preparing a report to submit for the consideration of the General Coordinator and by each Party’s boards of directors and (c) assessing, on a permanent basis, the results derived from the project’s implementation and proposing to the General Coordinator changes in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

In the future and in order to continue our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with IRSA and APSA. Our chairman is also chairman of IRSA and Cresud and our vice-chairman is also vice-chairman of IRSA and Cresud. We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties.

Loans from our Major Shareholders

In order to finance the US$ 50.0 million collateral deposit required in connection with the swap agreement, we entered into loan agreements with IRSA and Parque Arauco S.A. As of June 30, 2002 our debt with IRSA and Parque Arauco S.A. in relation to those loan agreements was Ps. 45.6 million and Ps. 22.9 million respectively. In addition between May and July 2002, IRSA and Parque Arauco S.A. granted to us loans for US$ 10.1 million and US$ 4.9 million respectively. The loans granted by IRSA and Parque Arauco were used to subscribe for US$ 27.2 million and US$ 15.2 million respectively, to our offering of US$ 50.0 million Convertible Notes, on August 20, 2002.

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

As of November 30, 2006, IRSA owned 61.6% of our common shares. Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 83.0% of our common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.3% of our common stock.

The Convertible Notes originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. The Convertible Notes accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. Dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

Conversion of our Convertible Notes by our Major Shareholders

During November and December 2003, Eduardo Elsztain decided to exercise his option to convert 0.03 million aggregate of principal amount of our Convertible Notes. As a result of this conversion, Eduardo Elsztain has received 0.3 million of our common shares.

In March 2004, Parque Arauco S.A. decided to exercise its option to convert 0.8 million aggregate of principal amount of our Convertible Notes. As a result of this conversion, Parque Arauco S.A has received 7.7 million of our common shares. Furthermore in July 2004, Parque Arauco S.A. exercised its option to convert 1.4 million aggregate of principal amount of our Convertible Notes, receiving 14.3 million of our common shares.

During July 2004, IRSA decided to exercise its option to convert 3.7 million aggregate of principal amount of our Convertible Notes. As a result of this conversion, IRSA have received 36.8 million of our common shares.

Agreement with Inversiones Falabella Argentina S.A.

Simultaneously with the purchase-sale of the shares of Mendoza Plaza Shopping, we entered into an Agreement with Inversiones Falabella Argentina S.A. establishing as follows:

1.	Capitalization terms were agreed in the event that the Company or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through Company’s contributions.

2.	Upon maturity of the lease agreement currently in force between Mendoza Plaza Shopping and Inversiones Falabella Argentina S.A., the Company will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3.	In its capacity as surety, the Company will ensure payment by Mendoza Plaza Shopping to Inversiones Falabella Argentina S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4.	Inversiones Falabella Argentina S.A. has an irrevocable right to sell its shares in Mendoza Plaza Shopping (put option) to the Company, which may be exercised until the last business day of October 2008, for a total consideration of US$ 3.0 million according to the conditions expressly established in the contract.

As of November 30, 2006, the events described in point 1 and 3 under the agreement took place.

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

On October 24, 2006, we entered into a shares purchase agreement with Telefónica Argentina S.A., under which it acquired 808,354 ordinary shares issued and outstanding of E-Commerce Latina S.A., and 11 ordinary shares issued and outstanding of Altocity.Com S.A. for a total price of Ps. 85,876, which were fully paid. Such agreement is subordinated to the approval of the National Antitrust Commission.

Free space for Fundación IRSA

On October 31, 1997, our shareholders approved the execution of an agreement granting Fundación IRSA the free right to use 3,800 square meters of constructed area in the Abasto for a 30-year period.

Moreover, on November 29, 2005, our shareholders approved the execution of an agreement granting Fundación Museo de los Niños, the free right to use approximately 2,670.11 square meters of constructed area in the Shopping Rosario for a 30-year period.

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

Fundación Museo de los Niños is a charitable non-profit organization created by the same founders of Fundación IRSA and has the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the developments of “Museo de los Niños, Abasto” and “Museo de los Niños, Rosario”. On October 29, 1999, our shareholders approved the assignment of “Museo de los Niños, Abasto” agreement to Fundación Museo de los Niños, and on December 12, 2005, the agreement granting the free right to use of the space designated for “Museo de los Niños, Rosario” was signed.

During the fiscal years ended June 30, 2004, 2005 and 2006 we made unconditional promises to give money to Fundación IRSA amounted our donation to Ps. 2.4 million, Ps. 4.0 million and Ps. 2.5 million, respectively. These donations are paid in the subsequent year. On June 30, 2006 donations related to fiscal year 2006 have not yet been paid.

Legal Services

During the years ended June 30, 2004, 2005 and 2006, we and our subsidiaries paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 0.6 million, Ps. 0.5 million, and Ps. 0.7 million, respectively as payment for legal services. Our Vice-Chairman Saúl Zang; our alternate directors Juan M. Quintana, Salvador D. Bergel, and Pablo D. Vergara del Carril; our syndic Ángel. D. Vergara del Carril and our alternate syndic Armando F. Ricci are members of the law firm Zang, Bergel & Viñes.

C. Interests of Experts and Counsel

This section is not applicable.

ITEM 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

Legal or Arbitration Proceedings

Neuquén Project

On July 6, 1999, we acquired 94.6% ownership of Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps.4.2 million. Shopping Neuquén’s sole asset is a plot of land of approximately 50,000 square meters in which we seek to develop a shopping center. The proposed project also contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex, none of which have begun. We paid Ps.0.9 million on September 1, 1999, and the remaining Ps.3.3 million were originally scheduled to be paid on the earlier to occur of July 5, 2001, and the completion of the construction of the shopping center. The balance of the purchase price has not been paid. On August 15, 2003, the former holders of 85.8% of Shopping Neuquén filed a complaint against us seeking recovery of the unpaid balance of the purchase price, plus interest and legal costs. In September 2003, we answered the complaint and raised several defenses including, plaintiffs’ non-compliance with her duties under the contract and the pesification of the purchase price balance pursuant to emergency legislation adopted in 2002. We also filed a counterclaim alleging there should be a readjustment of the terms of the contract which became excessively burdensome given the 2001 economic, social and political crisis. In November 2003, the plaintiffs replied to our counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus our contract readjustment claim was inadmissible. The matter is currently subject to appeal, as the ruling of the trial court was appealed by both former shareholders of Shopping Neuquén and us. If we cannot reach agreement with the former owners of Shopping Neuquén, we would be compelled to pay the sum that the court determines. As of September 30, 2006, the Ps.3.3 million deferred balance of the purchase price remains unpaid. The Company maintains a provision of Ps. 2.5 million which represents the Company’s best estimate of the probable loss to be incurred in connection with these claims.

We are engaged in litigation with the Municipality of Neuquén

In June 2001, Shopping Neuquén filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already made by Shopping Neuquén would be lost and passed on to the Municipality of Neuquén, leaving Shopping Neuquén with no right to compensation.

On January 21, 2003, Shopping Neuquén submitted its response to the Decree 1437/02 requesting its revocation and requesting permission to submit a new construction timetable. The Municipal Executive issued Decree 585/03 rejecting these requests. On May, 2003, Shopping Neuquén filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/02 and 585/03. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén had expired. The decision, however, is not final. We filed an appeal, but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the Supreme Court of Neuquén declares the appeal admissible, the final decision will then be made by the Federal Supreme Court, but if it is declared inadmissible we will then file an appeal directly with the Federal Supreme Court.

On December 13, 2006, Shopping Neuquén subscribed an agreement with the Municipality of Neuquén and the Province of Neuquén in which Shopping Neuquén was given a new time table to implement the commercial and housing project. In addition, Shopping Neuquén will be allowed to transfer further subdivisions of the plot of land owned by Shopping Neuquén to third parties, provided that the plot to be transferred is not the one on which the shopping center is going to be built.

The agreement is subject to the City of Neuquén Council’s approval and the promulgation of the new Ordinance by the Mayor of the City of Neuquén. Should the agreement be disapproved by the City Council, such agreement will be void.

Other Litigation

As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings for an aggregate amount of Ps. 3,689,485.5, plus an added amount, provisionally estimated, of Ps. 900,000 in order to respond to legal costs and interests. The main dispute is about the amount due for the admission rights of the capital gains tax. In the first instance, AFIP pleaded for a general restraining order. As of November 29, 2006, the Federal Court ordered such order to be substituted for an attachment on the plot of land located in Caballito neighborhood, city of Buenos Aires, where we are planning to develop a shopping center.

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

The Board of Directors proposed to the shareholders and they approved in a meeting held on October 22, 2004 the distribution of a cash dividend amounting to Ps. 17.9 million, of which the shareholders collected approximately 80.0% as established by Section 69.1 of the Income Tax Law. The effective payment representing the declared amount net of taxes amounts to Ps. 14.7 million were Ps. 0.019 per share.

The Board of Directors proposed to the shareholders and they approved in a meeting held on November 29, 2005 the distribution of a cash dividend amounting to Ps. 29.0 million, of which the shareholders collected Ps. 0.0372 per share. The payment date was on December 21, 2005.

The Board of Directors´ proposal for the distribution of a cash dividend amounting to Ps. 47.0 million, of which the shareholders will collect Ps. 0.0601 per share, was approved during the annual shareholder’s meeting, dated October 31, 2006. Our ADS represents fourty shares of our common stock. The payment date was on November 29, 2006.

The following table sets forth the amounts of total dividends paid on each fully paid share common stock in respect of the year indicated. Amounts in Pesos are presented in historical Pesos of the respective payment dates.

Year Declared	Payments per Common Shares	Total Payments
	(Ps.)	(Ps.)
1996	—	—
1997	—	—
1998	0.01197	7,601,772
1999	0.00750	5,250,087
2000	—	—
2001	—	—

Year Declared	Payments per Common Shares	Total Payments
	(Ps.)	(Ps.)
2002	—	—
2003	0.0141	10,000,000
2004	0.0250	17,895,663
2005	0.0372	29,000,000
2006	0.0601	47,000,000

Although we intend to maintain the adopted dividend policy, there can be no assurance that our future earnings will not be needed to finance the operations and expansion of our business.

B. Significant changes

Phillips Argentina’s Plot of land

On December 1, 2006, we entered into a construction, administration and commercialization agreement with Centro Comercial Panamericano, S.A. (“Centro Comercial Panamericano”) in relation to the future shopping mall and housing complex to be built on two properties located in the neighborhood of Saavedra, in the City of Buenos Aires owned by Panamerican Mall S.A. (“PAMSA”). We sold one of these properties (a plot of land acquired from Philips Argentina S.A.) to PAMSA. The remaining property was acquired by PAMSA from Centro Comercial Panamericano.

PAMSA is a corporation recently constituted in which we hold 80% of its capital stock. Centro Comercial Panamericano holds the remaining 20%. PAMSA was organized in order to carry out the agreement entered into between us and Centro Comercial Panamericano. In connection with the aforementioned project, we made a capital contribution of Ps. 158,280,260 to PAMSA.

Commencement of construction of the proposed project remains subject to receipt of certain governmental approvals.

Córdoba Shopping Villa Cabrera

During July 2006, we entered into an agreement with Grupo Roggio pursuant to which we would acquire, subject to completion of a successful due diligence and the fulfillment of certain conditions, the total outstanding shares of Empalme S.A, owner of Córdoba Shopping Villa Cabrera.

Córdoba Shopping Villa Cabrera is a shopping center covering a surface area of 35,000 square meters, having 160 commercial stores, a multiplex cinema with 12 movie theatres and a parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of the city of Córdoba, the second largest city of Argentina.

On December 18, 2006 the transaction was approved and consummated by the Antitrust Agency through Resolution SCI N° 67 of the Secretary of Commerce. This investment will be an opportunity for Alto Palermo to grow in the shopping center segment, in line with its strategy of expanding and gaining foothold in the main markets of the Argentine provinces.

Proposed Acquisition in Province of Córdoba

On December 19, 2006, we reported that it was notified of the acceptance of its Ps.32.5 million bid submitted in a public tender organized by Corporación Inmobiliaria Córdoba S.A. for the sale of a property in the City of Córdoba known as Edificio Ex Escuela Gobernador Vicente de Olmos. The acquired property is the subject of a concession granted in 1990 by the Province of Cordoba to an unaffiliated joint venture “Regam S.C.A. y Corrientes Palace S.A. Unión Transitoria de Empresas”. After notification of the acceptance of its bid, the Company made a Ps. 9.7 million down payment in accordance to the bid rules.

On December 13, 2006, we were notified by a notary that on December 5, 2006, an objection had been filed with the National Antitrust Commission, the Argentine antitrust authority, seeking to enjoin the Company from accepting the award made pursuant to the tender. To date, we have not received any notification issued by the National Antitrust Commission.

We are engaged in litigation with the Municipality of Neuquén

In June 2001, Shopping Neuquén filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002, the Municipality of Neuquén issued Decree No. 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already made by Shopping Neuquén would be lost and passed on to the Municipality of Neuquén, leaving Shopping Neuquén with no right to compensation.

On January 21, 2003, Shopping Neuquén submitted its response to the Decree No. 1437/02 requesting its revocation and requesting permission to submit a new construction timetable. The Municipal Executive issued Decree No. 585/2003 rejecting these requests. On May, 2003, Shopping Neuquén filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees No. 1437/02 and No. 585/03. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén had expired. The decision, however, is not final. We filed an appeal, but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the appeal is declared admissible the Federal Supreme Court will give a final decision, but if it is declared inadmissible we will file an appeal directly with the Federal Supreme Court.

On December 13, 2006, Shopping Neuquén subscribed an agreement with the Municipality of Neuquén and the Province of Neuquén in which Shopping Neuquén was given a new time table to implement the commercial and housing project. In addition, Shopping Neuquén will be empowered to transfer further subdivisions of the plot of land owned by Shopping Neuquén to third parties, provided that the plot to be transferred is not the one on which the shopping center is going to be built.

The agreement is subject to the City of Neuquén Council’s approval and the promulgation of the new Ordinance by the Mayor of the City of Neuquén. Should the agreement be disapproved by the City Council, such agreement will be void.

Upgrading in the risk rating of APSA.

In September 2006, Fitch Argentina Calificadora de Riesgo S.A, rated APSA from raA+ to raAA -. The most significant reasons for such rating were “the strong growth that its cash flows continue to show, which together with its conservative capital structure allow the Company to show robust indicators of loan protection. The rating reflects APSA’s positioning as a leader in the Shopping Center business in Argentina, the quality of its assets and the high margins of the business. Additionally, the increase in the rating of its shares responds to a very good cash flow generation capacity and to the average liquidity level of the share in the market”.

Distribution of dividends and creation of Global Note Program.

The General Ordinary Shareholders’ Meeting of APSA, held on October 31, 2006, approved by majority vote the distribution of a cash dividend in the amount of Ps.47.0 million and the allocation of Ps.2.2 million to the legal reserve. In addition, the meeting approved the creation of a Global Program for the issuance of unsecured, unconvertible Notes for a principal amount of up to US$ 200.0 million or its equivalent in other currencies, in accordance with the provisions of Law No. 23,576 (Negotiable Obligations Law) as amended and supplemented.

ITEM 9. The Offer and Listing

A. The offer and listing details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Buenos Aires Stock Market (Bolsa de Comercio de Buenos Aires) and our ADS are listed on the NASDAQ National Market.

As of November 30, 2006, our authorized capital stock consists of 782,064,214 shares of common stock, Ps. 0.1 face value per share. In addition, we have issued US$ 50.0 million of Convertible Notes. The Convertible Notes mature on July 19, 2014, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. Dollar is the lesser amount of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 782,064,214 shares as of November 30, 2006 to approximately 2,239,716,498 shares.

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

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires under the trading symbol “APSA”. The shares began trading on the Bolsa de Comercio de Buenos Aires on March 26, 1996. The following table shows, for the financial periods indicated, the high and low closing sales price of the common shares on the Bolsa de Comercio de Buenos Aires. On December 1, 2006, the closing price for the common shares on the Bolsa de Comercio de Buenos Aires was, Ps. 0.870 per share.

	Pesos per Shares (1)
	High	Low
Fiscal Year

2006	0.705	0.545
2005	0.870	0.305
2004	0.506	0.255
2003	0.312	0.115
2002	0.280	0.088

Fiscal Quarter

2006
4th quarter	0.680	0.545
3rd quarter	0.705	0.625
2nd quarter	0.701	0.616
1st quarter	0.686	0.552

2005
4th quarter	0.740	0.600
3rd quarter	0.865	0.555
2nd quarter	0.626	0.401
1st quarter	0.418	0.302

2004
4th quarter	0.365	0.290
3rd quarter	0.450	0.320
2nd quarter	0.506	0.260
1st quarter	0.285	0.255

2006
June	0.670	0.595
July	0.687	0.670
August	0.705	0.687
September	0.750	0.698
October	0.950	0.790
November	0.894	0.934

(1)	Our shares began trading on the Bolsa de Comercio de Buenos Aires on March 26, 1996.

Source: Bloomberg.

Price history of our stock on NASDAQ

Each of our ADS represents 40 ordinary shares. The ADS are listed and traded on the NASDAQ under the trading symbol “APSA”. The ADS began trading on the NASDAQ on November 15, 2000 and were issued by the Bank of New York Inc, acting as ADS Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our ADS on the NASDAQ. On December 1, 2006, the closing price for our ADS on the NASDAQ was US$ 12.2 per ADS.

	U.S. Dollar per ADS (1)
	High	Low
Fiscal Year
2006	10.25	7.59
2005	13.14	3.75
2004	9.95	2.76
2003	4.20	1.50
2002	11.85	1.29

Fiscal Quarter
2006
4th quarter	9.35	7.88
3rd quarter	9.58	7.80
2nd quarter	9.90	8.05
1st quarter	10.25	7.59

2005
4th quarter	11.50	8.15
3rd quarter	13.14	7.19
2nd quarter	8.60	5.60
1st quarter	5.83	3.75

2004
4th quarter	8.33	3.97
3rd quarter	9.95	4.25
2nd quarter	7.70	3.55
1st quarter	4.20	2.76

2003
4th quarter	4.20	3.25
3rd quarter	3.60	2.58
2nd quarter	3.10	2.10
1st quarter	2.15	1.50

	U.S. Dollar per ADS (1)
	High	Low
2006
June	9.35	8.00
July	8.70	7.95
August	9.25	7.95
September	10.26	8.65
October	12.60	10.00
November	10.91	12.57

(1)	The ADS began trading on the NASDAQ on November 15, 2000.

Due to the aggregate ownership of approximately 91.1% as of June 30, 2006 by our two principal shareholders, the liquidity of our shares is restricted and may cause our stock not to be traded daily.

Our current policy that the dividend shall consist of a cash distribution approximately of 40.0% of our net income, subject to general business condition and other factors deemed relevant by our Board of Directors and shareholders.

B. Plan of Distribution

This section is not applicable.

C. Markets

Argentine Securities Markets

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of the Republic of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

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

The securities that may be listed on the Bolsa de Comercio de Buenos Aires are: Stocks, Notes, Convertible Notes, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Bolsa de Comercio de Buenos Aires is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comisión Nacional de Valores. Furthermore, the Bolsa de Comercio de Buenos Aires works closely with the Comisión Nacional de Valores in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Bolsa de Comercio de Buenos Aires for simultaneous processing.

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

Certain information regarding the Buenos Aires Stock Exchange

	As of June 30,	As of December 31,
	2006	2005	2004	2003
Market capitalization (Ps. Billon)	1,006.8	771.3	689.9	542.4
Average daily trading volume (Ps. Million)	74.0	74.6	52.6	34.0
Number of listed companies	105	104	107	110

Although companies may list all of their capital stock on the Bolsa de Comercio de Buenos Aires, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Bolsa de Comercio de Buenos Aires.

As of June 30, 2006, approximately 105 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2006, approximately 10.2% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of ten national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Mercado de Valores experienced a 13% increase in 1995, a 25.0% increase in 1996, a 6.0% increase in 1997, a 37.0% decrease in 1998, a 28.0% increase in 1999, a 24.0% decrease in 2000, a 29.0% decrease in 2001, a 78.0% increase through September 30, 2002, measured in Pesos, and a 77.0% increase through October 31, 2003, a 38.0% increase through October 29, 2004, and a 26.1% increase through October 24, 2005 and a 9.8% increase through October 27, 2006 also measured in Pesos. To control volatility, the Bolsa de Comercio de Buenos Aires operates a system by which trades of an issuer’s stock are suspended for one-half hour when such issuer’s share price changes by more than 10.0% from its opening price.

Nasdaq´s Stock Market.

Our ADS are listed and traded in the Nasdaq National Market of the Nasdaq Stock Market under the trading symbol “APSA”.

D. Selling Shareholders

This section is not applicable.

E. Dilution

This section is not applicable.

F. Expenses of the Issue

This section is not applicable.

ITEM 10. Additional Information

A. Share Capital

This section is not applicable.

B. Memorandum and Articles of Association

Our corporate purpose

Our legal name is “Alto Palermo S.A. (APSA)”. We were organized and incorporated on August 29, 1889 under Argentine law as a stock corporation (Sociedad Anónima or S.A.). Our by-laws were registered in the Superintendence of Corporations (Inspección General de Justicia) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Article 4 of our bylaws defines our corporate purpose as follows:

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

Board of Directors

Voting of proposals in which Directors have material interest

The Comisión Nacional de Valores enacted Resolution No. 677/01, which establishes in Section 8 that the directors, administrators and members of the supervisory committee of companies whose securities are publicly offered, shall act in a loyal and diligent manner when exercising their functions. In that sense, they have to:

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

Ordinary and extraordinary Shareholders’ Meeting

General

Shareholders’ meetings may be ordinary or extraordinary. We are required to hold an ordinary shareholders’ meeting within four months of the close of each fiscal year to approve our financial statements, the allocation of net income for the fiscal year, the approval of the reports of the Board of Directors and the audit committee and the election and remuneration of directors and members of the audit committee. Other matters which may be considered at an ordinary meeting include the responsibility of directors and members of the audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the scope of an ordinary meeting, including amendment of the bylaws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, changing the limiting or extending the shareholders liability by changing our corporate legal status and limitation of shareholders preemptive rights.

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

Quorum and Voting Requirements

The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available, a second call meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for extraordinary shareholders’ meeting on first call is sixty percent of the shares entitled to vote, and if such quorum is not available, a second call meeting may be held, for which there are no quorum requirements.

Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that the approval of a majority of shares with voting rights, without application of multiple votes, is required in both first and second call for: (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in the bylaws, (iii) our anticipated dissolution, (iv) the total or partial repayment of capital, (v) a merger of our company, if we are not the surviving entity, (vi) a spin-off of our company, or (vii) changing our corporate legal status.

Shareholders’ meetings may be called by the Board of Directors or the members of the statutory audit committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory audit committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If the board or the statutory audit committee fails to call a meeting following this request, a meeting may be ordered by the Comisión Nacional de Valores or by the courts. In order to attend a meeting, a shareholder must deposit with us a certificate of book-entry shares registered in his name and issued by Caja de Valores at least three business days prior to the date on which the meeting is to be held. A shareholder may be represented by proxy. Proxies may not be granted to directors, members of the audit committee or officers or employees of our company.

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

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
Rule 4350(b)(1)(A) - Distribution of Annual and Interim Reports.	In lieu of the requirements of Rule 4350(b)(1)(A), we follow Argentine law, which requires that companies make public an annual report in Spanish, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires within 42 calendar days of the end of each fiscal

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
quarter. The Bolsa de Comercio de Buenos Aires publishes the annual reports and interim reports in the CBA bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the Securities and Exchange Commission (the “SEC”). We also post the English language translation of our annual reports and quarterly press releases on its website. Furthermore, under the terms of the Deposit Agreement, dated November 10, 2000, among us, The Bank of New York, as depositary, and owners of ADS issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of their annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

Rule 4350(c)(1) - Majority of Independent Directors.	In lieu of the requirements of Rule 4350(c)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as the Company must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

Rule 4350(c)(2) - Executive Sessions of the Board of Directors.	In lieu of the requirements of Rule 4350(c)(2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
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

Rule 4350(c)(3) - Compensation of Officers.	In lieu of the requirements of Rule 4350(c)(3), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the Company.

Rule 4350(c)(4) - Nomination of Directors.	In lieu of the requirements of Rule 4350(c)(4), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

Rule 4350(d)(1) - Audit Committee Charter.	In lieu of the requirements of Rule 4350(d)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
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

As of December 2006, the Board of Directors announced the composition of the Audit Committee provided in Section 15 of the Regime of Transparency in Public Offerings and approved pursuant to Decree No. 677/01 and Section 13 of Resolution No. 400. Members of the Audit Committee decide their proposals by majority. Our Audit Committee is composed by three members: Abraham Perelman, Gabriel Adolfo Reznik and Andrés Olivos. Pursuant to the requirements of Argentine law, each member of our Audit Committee is independent. However, as Andrés Olivos is an executive officer of Parque Arauco, one of our affiliates, he does not meet the independence requirements under the Sarbanes-Oxley Act.

In addition to the Audit Committee, the Company also has a board of auditors called Comisión Fiscalizadora (“Supervisory Committee”), that is independent from the board of directors. The Supervisory Committee is elected by a majority vote of all outstanding shares at the annual Shareholders’ Meeting. The Supervisory Committee is charged with supervising compliance by the Board of Directors with all of its legal and statutory obligations, as well as informing on the accuracy of the annual report (Memoria) and the company’s financial statements certified by the external auditors that are delivered to shareholders by the Board of Directors. This function normally would be within the purview of the Audit Committee but in our case is managed by our Supervisory Committee.

Rule 10A-3 under the Securities Exchange Act of 1934 provides exemptions for foreign private issuers to comply with independence requirements under SEC and NASDAQ regulations. Although it is not clear that available exemptions for foreign private issuers apply to our company, we believe that the Supervisory Committee and the Audit Committee together meet the purposes that an audit committee has under SEC and NASDAQ regulations.

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
Rule 4350(f) - Quorum.	In lieu of the requirements of Rule 4350(f), the Company follows Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when the Company is not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote.

Rule 4350(g) — Solicitation of Proxies.	In lieu of the requirements of Rule 4350(g), the Company follows Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the Comisión fiscalizadora, manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 4350(h) — Conflicts of Interest	In lieu of the requirements of Rule 4350(h), the Company follows Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps. 300,000). Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

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

See Item 3: “Key Information – Exchange Rates”

Export of Capital, including the availability of cash or cash equivalents

From 1989 to December 3, 2001, there were no exchange controls restricting the peso-U.S. Dollar translation or the remittance of U.S. Dollars abroad. In compliance with the economic measures set forth by the Government by means of Decree No. 1570/01 dated December 3, 2001 and subsequent amendments thereto, aimed at protecting the integrity of the Argentine financial system, money could not be transferred abroad, unless expressly authorized by the Argentine Central Bank.

For purposes of accessing the funds deposited with financial institutions, clients were allowed to make electronic transfers between accounts of the same institution or others and in favor of the same holder or other persons; pay expenses by means of debit cards, checks, automatic debits and credit cards. Additionally, the Decree declared that new foreign currency deposits can only be received as time deposits, and no demand accounts denominated in foreign currency may be opened. Such restrictions were later relaxed and deposits of foreign currency in savings accounts (“cajas de ahorro”) by residents were allowed. Law No. 25,561 declared a public emergency in social, economic, administrative, financial and foreign exchange market matters, delegating to the Argentine executive branch until December 10, 2003, the powers to reorganize the financial, banking and foreign exchange system, reactivate the performance of the economy and improve the employment level and distribution of income, focusing on a program for the development of regional economies, creating the conditions for a sustainable economic growth, consistent with the public debt restructuring, and restructuring outstanding obligations affected by the new foreign exchange system. Such period was extended until December 31, 2006 by Law No. 26,077. Among other provisions, this law put an end to the convertibility system that had been in effect since April 1991, whereby pesos were convertible to U.S. Dollars at a rate of Ps. 1.0 per U.S Dollar.

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

Such regulation has been modified several times and, therefore, only the most important provisions currently in force are mentioned below:

•	Argentine individuals and companies are authorized to buy up to US$ 2,000,000 per month;

•	the sale of foreign currency to non-residents, with the exception of international organizations, in an aggregate monthly amount exceeding US$ 5,000 shall also be previously authorized by the Central Bank, except when it is evidenced that the amounts used to purchase foreign currency (i) come from the payment of a resident to the non-resident which orders the transfer; and (ii) the payment is performed in relation to import, services, revenues or other commercial transfers for which the resident should have accessed to the exchange market in accordance to the exchange rules that regulated payments abroad to commercial account;

•	foreign currency exchange or arbitrage transactions with financial institutions located abroad must be previously authorized by the Central Bank, except where such financial institutions are located in countries which are members of the Basel Committee and have an international credit rating not lower than “A” granted by international rating agencies registered with the Central Bank, or where such transactions are entered into with branches of Argentine official banks located abroad;

•	future operations in regulated markets, options or forwards transactions and any other type of derivatives entered into and cancelled in Argentina and settled in local currency are not subject to any restriction, provided, however, that: (i) such operations do not contemplate any payment or transfer obligation of a resident to a foreign country; (ii) any inflow of foreign currency into the local exchange market for the purposes of such an operation by a non resident who is party to such a transaction is subject to a non-transferable deposit denominated in U.S. Dollars for an amount equal to 30% of the relevant transaction for a period of 365 days in accordance to such further conditions as indicated bellow (the “Non- Transferable Deposit”); and (iii) transfer of foreign currency abroad by a non resident derived from such transactions involving an aggregate monthly amount exceeding US$ 5,000 shall also be previously authorized by the Central Bank.

•	Communication “A” 4285 dated January 17, 2005, relaxed restrictions on foreign currency transactions by abrogating the requirement of prior approval of the Central Bank for the execution of certain future and forward operations and for the access to the foreign exchange market for their cancellation. These operations include: (i) transactions executed by the financial system for the acquisition of certain time deposits having variable retribution; (ii) agreements for the coverage of foreign currencies and interest rates, (iii) agreements executed by exporters or importers for the coverage of commodity prices, as long as they are related to argentine foreign trade transactions; and (iv) the execution of external transactions in the form of Repos provided that they are executed for a term of at least 180 days. With the exception of inflows related to the external transactions in the form of Repos mentioned in (iv), any other inflow of foreign currency devoted to future or forward operations mentioned in (i) to (iii) is exempted from the obligation to constitute the Non- Transferable Deposit.

•	financial institutions must obtain prior authorization of the Central Bank in order to purchase any kind of asset, where the payment for such a transaction is made against delivery of foreign currency or any other kind of foreign denominated asset that is part of the General Exchange Position (Posición General de Cambios) (the “GEP”) of these financial institutions;

•	new imports of goods may be fully paid in advance, without consideration of the kind of good, as well as debts for imports with any maturity date;

•	access to the free and sole exchange market is allowed for payment of expired capital services originated in financial debts, except for financial entities subject to advance refinancings and rediscounts granted by the Central Bank and restructuring of its foreign debt (Decree No. 739/03 and Communication “A” 3940);

•	non-residents may have access to the exchange market for purposes of transferring funds in foreign currency collected in Argentina, originated from the amortization installments from national public bonds issued in foreign currency, to accounts in foreign banks;

•	there are no restrictions to make payments abroad for services rendered by non-residents on any basis (freight, insurance, royalties, technical advise, fees, etc.);

•	transfers abroad for the payment of indebtedness of private entities (comprising both financial and non-financial institutions) and government owned entities; provided that they fulfill certain regulatory requirements–among others–such as (i) a sworn statement affirming the fulfillment of Communication “A” 3602 informative requirements; (ii) the possession of documents which evidence the genuineness of the operation being cancelled, i.e., the entry into the country of the finance proceed and/or its use to cancel the financial or commercial debt, etc.; (iii) the amounts to be transferred have been adjusted, as the case may be, in accordance to Decree 214/02 as amended; and (iv) the fact that the inflows have remained in the county for the legal minimum term (180 days until May 26, 2005 or 365 for funds entered into after that date) has been verified;

•	effective as of January 8, 2003, Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements of local companies without prior Central Bank approval and transfers of funds abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement from the regulatory authority on insurance matters Superintendencia de Seguros de la Nación (“Superintendent of Insurance Board”), with respect to the reason and amount to be transferred;

•	there is an obligation to enter the funds received as payment for the export of goods and services into the exchange market and to convert them into local currency within a time limit established by the Ministry of Economy and Production;

•	foreign currency obtained from the collection of exports corresponding to bills of lading shall be sold at the reference exchange rate when the foreign currency so obtained was not clear at the exchange market within the applicable legal terms, in accordance with applicable regulation.

•	before September 2005, inflows of foreign currency which would be applied to export advances and prefinancing were allowed into the local exchange market avoiding the non-transferable deposit requirement established by Decree No. 616/05, issued on June 10, 2005 by providing a sworn statement stating that foreign funds would be used for a specific purchase transaction entered into with the buyer. Subsequently, the BCRA by means of the Communication “A” 4415 substituted the sworn statement requirement with the exhibition of the shipping contract involved in said transaction. Later, on November 22, 2005 BCRA’s Communication “A”4443 relaxed this requirement exempting exporters from providing such documentary evidence if they proved that the inflow of funds would not exceed more than 25% of the amount they received during the last year for similar transactions.

The Government, through the Central Bank, holds control over capital inflows and outflows, enacting the applicable rules in this regard. Decree No. 616/05, issued on June 10, 2005, established that inflows and outflows of foreign currency into the local exchange market, and indebtedness transactions incurred by local residents that may result in a foreign currency-denominated payment to non-residents, need to be registered with the Central Bank. Furthermore, as from May 26, 2005, the following situations will be subject to certain requirements and conditions: (a) inflows of funds derived from foreign borrowing by the private financial and non financial sector, and (b) inflows of foreign currency by non-residents for the purpose of (i) holding a position in local currency, (ii) purchasing financial debt or assets and (iii) investing in government bonds in the secondary market. In these situations, the following requirements must be met: (i) inflows must remain in Argentina for 365 days to be computed as from the day they were negotiated in the local exchange market; (ii) the funds involved in the transactions covered by this decree must be deposited in a local bank account; (iii) a non-transferable deposit denominated in U.S. Dollars for an amount equal to 30% of the relevant transaction has to be made with the resulting proceeds. This deposit will only be reimbursed after the expiration of a 365 term, cannot bear interest (nor yield any other type of profit) and may not be used as collateral in any credit transaction. Such requirements do not apply to: (a) foreign direct investment, (b) primary placement of publicly traded debt or equity securities listed in one or more exchange markets, and (c) foreign trade and export finance debt related transactions.

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

Finally, Resolution No. 637/2005 from the Ministry of Economy and Production dated November 16, 2005 established that any inflow of foreign currency to the local exchange market devoted to the primary subscription of notes, bonds or participation certificates issued by the trustee of a trust, regardless of the channels in which they are traded (public or private offerings, or listings in self-regulated markets) is subject to the non-transferable deposit requirement established by Decree 616/05 if such requirement would be deemed applicable to the acquisition of the underlying assets of the trust.

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

Conclusions:

While the foreign exchange market system in Argentina has become increasingly flexible under recent regulations, Decree No. 616/05 severely deters short term inflows of foreign currency which are presumed to be of a speculative nature. Such determination on the part of the government is associated also to another short term economic policy goal and combined measures aimed at pegging or reasonably adjusting the United States Dollar value around Ps. 3.10 per U.S. Dollar. We cannot assess whether these policies will be maintained in the longer run and how changes made therein may affect the economy and our business perspectives. Furthermore, we cannot predict how changes in the evolution of the world economy and commodity prices which constitutes an important part of Argentina’s exports may influence exchange rates and control policies. Moreover, failure of the government to comply with financial commitments with the IMF or failure to reach an agreement with said institution may have an impact on the foreign exchange system. No assurance can be made as to the extent to which all such factors may lead to future restrictions that might further tighten foreign exchange controls or otherwise change the current foreign exchange system.

E. Taxation

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of shares and ADS as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the shares or ADS as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding the shares or ADS as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of the voting stock of our company;

•	a partnership or other pass –through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. Dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary (the “Depositary”) to us and assumes that the deposit agreement governing the ADS, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR ADS YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

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

ADS

In general, for United States federal income tax purposes, U.S. Holders of ADS will be treated as the owners of the underlying shares that are represented by the ADS. However, the United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADS. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company. Deposits or withdrawals of shares by U.S. Holders for ADS will not be subject to United States federal income tax.

Distributions on Shares or ADS

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of distributions on the shares or ADS, (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the Depositary, in the case of ADS. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADS backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADS (which are listed on the NASDAQ National Market), but not our Shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by ADS currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADS will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

The amount of any dividend paid in Pesos will equal the U.S. Dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of shares, or by the Depositary, in the case of ADS, regardless of whether the Pesos are converted into U.S. Dollars. If the Pesos received are not converted into U.S. Dollars on the day of receipt, you will have a basis in the Pesos equal to their U.S Dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares or ADS will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

•	have held ADS or shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADS or shares.

The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADS or Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADS or Shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Argentine withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of shares or ADS, you generally will recognize capital gain or loss equal to the difference between the U.S. Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or ADS, determined in U.S. Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or ADS for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of an ADS or Share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

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

Information Reporting and Backup Withholding

In general, information-reporting requirements will apply to distributions on shares or ADS and to the proceeds of sale of a share or ADS paid to you within the United States (and in certain cases, outside the United

States), unless you are an exempt recipient (such as a corporation). Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

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

Taxation of Capital Gains

Pursuant to Decree No. 2,284/91 gains on sales or other dispositions of listed shares or ADS by non-resident individuals and foreign entities without a permanent establishment in Argentina are currently exempt from income tax.

Gains on sales or other dispositions of listed shares or ADS by resident individuals are currently exempt from taxation.

Gains on the sale or other dispositions of listed shares or ADS by Argentine entities are subject to Argentine income tax at the fixed rate of 35% but the losses generated by such transaction may only be offset against income from the same type of transactions.

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

The shareholders approved the absorption of personal asset tax by the Company for the years 2002 to 2005.

There can be no assurance that in the future this tax will be absorbed by the Company.

Tax on Minimum National Income (Impuesto a la Ganancia Mínima Presunta, IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, shares and ADS issued by entities subject to such tax are exempt from paying the IGMP.

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

Tax on Credits and Debits in Bank Accounts

This tax is levied upon debits and credits in bank accounts and upon other transactions which, due to their special nature and characteristics, are similar or could be used in substitution for a checking account, such as payments on behalf of or in the name of third parties, procedures for the collection of securities or documents, drafts and transfers of funds made by any means, when these transactions are performed by local banks.

The tax law and its regulations provide several exemptions to this tax. For example, it does not apply to entities recognized as exempt from income tax, to debits and credits relating to salaries, to retirement and pension emoluments credited directly by banking means and withdrawals made in connection with such credits, to credits in checking accounts originating from bank loans, and to transfers of cheques by endorsement.

The general rate of the tax is 0.6%. An increased rate of 1.2% applies in cases in which there has been a substitution for the use of a checking account.

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

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any institution. Our investment portfolio primarily consists of money market, mutual funds and short term deposits. As of June 30, 2006 we had cash and cash equivalents of Ps. 56.4 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term, medium-term and long-term debt used to maintain liquidity and fund for our business operations.

Our medium and long term debts are the following:

•	Convertible Note

•	Syndicated Loan

•	Deutsche Bank Loan

In August 2002 we issued US$ 50.0 million of Convertible Notes. Under U.S. GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. In considering the accounting treatment of the Convertible Notes under U.S. GAAP we took account of the guidance provided in EITF 98-5. EITF 98-5 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result of the analysis we performed, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

The Convertible Note expense is not sensitive to changes to the general level of interest rates because it bears interest at fixed rate. The Convertible Notes initially mature on July 19, 2006, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. Dollar is the lesser of 30.8642 or the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares. On May 2, 2006 during an extraordinary noteholders’ meeting, a resolution was adopted to extend the maturity date and establishing a new maturity date on July 19, 2014. As a result of the modification in the maturity date, the change in fair value of the conversion option amounts to Ps. 2.9 million. As of June 30, 2006, its intrinsic value is 6.32 US$ per 1.0 US$ face value. Due to this its present value is not sensitive to interest rate curve movements.

On April 5, 2005 we undertook a syndicated loan of Ps. 50.0 million with Banco Rio de la Plata and Bank Boston N.A. This loan will be amortized in four equal and consecutive semiannual installments of Ps. 12.5 million beginning October 5, 2005. This syndicated loan is structured in two tranches. The first one accrues at a fixed rate of 7.875% and the second one pays a floating interest rate (“Tasa de encuesta corregida” index) + 300 Bps. During fiscal year 2006, we prepaid 50% of the principal in two equal installments on October 5, 2005 and on April 5, 2006. On October 5, 2006, after the close of fiscal year 2006, we amortized the third principal installment for Ps.12.5 million. The outstanding balance as of such date amounts to Ps.12.5 million. The current level of “Tasa de encuesta corregida” index is 8.15%. This index arises from a daily survey realized by the Central Bank as a benchmark of the short term cost of funds of banking system. It usually is used to calculate interest in structured loans. A positive shift of 100 Bps in this index implies a quarterly increase in interest expenses of US$ 10,120.

These sensitivity analyses provide only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of our market interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

On March 4, 2005 Deutsche Bank S.A. granted us an US$ 11.0 million loan, of which US$ 5.0 million were repaid by the Company on April 4, 2005. The loan accrues interest at LIBOR plus 3.25%. The balance of the loan was cancelled in two equal installments of US$ 3.0 million each on February 1 and on August 1, 2006.

For our debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates.

	June 30, 2006 Expected Maturity Date (U.S.$ Equivalent in million)
Liabilities	FY2007	FY2008	FY2009	FY2010 to FY2014	FY2015	Total	Fair Value
Fixed Rate Debt (US$). Principal Payment (1)	0.05				47.23	47.23	47.23
Average interest rate	10%	10%	10%	10%	10%	10%
Syndicated Loan (Pesos). Principal Payments (2) (3)	8.09					8.09	8.09
Average interest rate (2) (3) (4)	11.1%
Floating Rate Debt (US$). Principal Payments (5)	3.0					3.0	3.0
Average interest rate (5)	8.0%

(1)	It corresponds to Convertible Note.

(2)	Peso-denominated loans were converted to U.S. Dollar at an exchange rate of Ps. 3.086 per U.S. Dollar.
(3)	Syndicated Loan structured in two tranches: the first one accrues a fixed rate of 7.875% and the second one pays a floating interest rate (“Tasa de encuesta corregida” index) + 300 Bps.
(4)	“Tasa de encuesta corregida” interest rate index is based on current level.
(5)	It bears Libor interest rate + 325 Bps. The average interest rate is the last setting. The balance of the loan was totally cancelled on August 1, 2006.

As a matter of policy, from time to time, we use derivative instruments only to minimize our financing costs. However, there can be no assurance that such risks would be managed in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for trading or speculative purposes.

As of March 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through April 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation prevailing at that moment. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. Dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005. As collateral for the revised agreement, the Company was required to make a deposit of US$ 50.0 million with the counterparty. At June 30, 2004 the swap agreement had a fair market value of US$ (45.4) million. The swap agreement was fully settled at its maturity and, as a result, the Company collected US$ 5.5 million in cash representing the net amount of the collateral deposit and the fair market value of the swap at its maturity. During the years ended June 30, 2005 and 2004 the Company recognized gains of Ps. 5.2 million and Ps. 11.2 million, respectively, in connection with the swap agreement, which have been included within “Financial results, net” in the accompanying consolidated statements of income.

During the year ended June 30, 2006 the Company had no derivative activity.

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

Due to the end of the Convertibility Plan and our issuance of Convertible Notes denominated in U.S. Dollars, our foreign exchange exposure has increased considerably. Currently all of our revenues are derived from our operations in Argentina and foreign exchange volatility will probably affect our Peso-denominated revenues, making it more burdensome for us to pay our U.S. Dollar-denominated debt.

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

Our strategies may prove ineffective to address the effect of foreign currency exchange movement on our financial condition. We have experienced net losses in the past, and we could experience such losses in the future to the extent that foreign exchange rates shift in excess of the risk covered by derivative financial instruments. In entering into foreign currency contracts, we bear the credit risk of counterparties being unable to meet the terms of their contracts; and we may be unable to recover damages from any such defaulting counterparty through legal enforcement actions due to laws affording bankruptcy or protection to insolvent obligors, foreign laws limiting cross-border enforcement actions or otherwise.

Due to the fact that our income stream is basically in pesos our exposure to foreign exchange risk is derived from our liabilities. To see our exposure to such Dollar denominated liabilities please refer to the above table.

ITEM 12. Description of Securities Other than Equity Securities

This item is not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

ITEM 15.

A.Controls and Procedures

As of the end of fiscal year 2006, we carried out an evaluation of the controls and procedures of our company with the participation of our Chief Executive Officer and Chief Financial Officer to determine the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in all material respects to ensure that the information we file and submit under the U.S. Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Furthermore, the evaluation found no significant changes in our internal controls that Materially affected, or are reasonably likely to materially affect our internal controls.

B. Management´s Annual Report on Internal Control Over Financial Reporting

This section is not applicable.

C. Attestation Report of the Registered Public Accounting Firm

This section is not applicable.

D. Changes in Internal Control Over Financial Reporting

This section is not applicable.

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

As of December 2006, the Board of Directors announced the composition of the Audit Committee provided in Section 15 of the Regime of Transparency in Public Offerings and approved pursuant to Decree No. 677/01 and Section 13 of Resolution No. 400. Members of the Audit Committee decide their proposals by majority. Our Audit Committee is composed by three members: Abraham Perelman, Gabriel Adolfo Reznik and Andrés Olivos. Pursuant to the requirements of Argentine law, each member of our Audit Committee is independent. However, as Andrés Olivos is an executive officer of Parque Arauco, one of our affiliates, he does not meet the independence requirements under the Sarbanes-Oxley Act.

In addition to the Audit Committee, the Company also has a board of auditors called Comisión Fiscalizadora (“Supervisory Committee”), that is independent from the board of directors. The Supervisory Committee is elected by a majority vote of all outstanding shares at the annual Shareholders’ Meeting. The Supervisory Committee is charged with supervising compliance by the Board of Directors with all of its legal and statutory obligations, as well as informing on the accuracy of the annual report (Memoria) and the company’s financial statements certified by the external auditors that are delivered to shareholders by the Board of Directors. This function normally would be within the purview of the Audit Committee but in our case is managed by our Supervisory Committee.

Rule 10A-3 under the Securities Exchange Act of 1934 provides exemptions for foreign private issuers to comply with independence requirements under SEC and NASDAQ regulations. Although it is not clear that available exemptions for foreign private issuers apply to our company, we believe that the Supervisory Committee and the Audit Committee together meet the purposes that an audit committee has under SEC and NASDAQ regulations.

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

C. Principal Accountant Fees and Services

Audit Fees

During fiscal years ended June 30, 2006 and 2005, we were billed for a total amount of Ps. 0.6 million and Ps. 0.5 million respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During fiscal years 2006 and 2005 we were not billed for professional services rendered by our principal accountants related to the performance of the audit or review of our financial statements, not included in the Audit Fees category. During fiscal years ended 2005, we were billed for a total amount of Ps. 5,000.

Tax Fees

During fiscal years ended June 30, 2006 and 2005, we were billed for a total amount of Ps. 38,200 and Ps. 74,200 respectively, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal year 2006, we were not billed for professional services rendered by our principal accountants mainly including fees related to courses. During fiscal year 2005, we were billed for a total amount of Ps. 10,400.

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

D. Exemption from the Listing Standards for Audit Committees

As of December 2006, the Board of Directors announced the composition of the Audit Committee provided in Section 15 of the Regime of Transparency in Public Offerings and approved pursuant to Decree No. 677/01 and Section 13 of Resolution No. 400. Members of the Audit Committee decide their proposals by majority. Our Audit Committee is composed by three members: Abraham Perelman, Gabriel Adolfo Reznik and Andrés Olivos. Pursuant to the requirements of Argentine law, each member of our Audit Committee is independent. However, as Andrés Olivos is an executive officer of Parque Arauco, one of our affiliates, he does not meet the independence requirements under the Sarbanes-Oxley Act.

In addition to the Audit Committee, the Company also has a board of auditors called Comisión Fiscalizadora (“Supervisory Committee”), that is independent from the board of directors. The Supervisory Committee is elected by a majority vote of all outstanding shares at the annual Shareholders’ Meeting. The Supervisory Committee is charged with supervising compliance by the Board of Directors with all of its legal and statutory obligations, as well as informing on the accuracy of the annual report (Memoria) and the company’s financial statements certified by the external auditors that are delivered to shareholders by the Board of Directors. This function normally would be within the purview of the Audit Committee but in our case is managed by our Supervisory Committee.

Rule 10A-3 under the Securities Exchange Act of 1934 provides exemptions for foreign private issuers to comply with independence requirements under SEC and NASDAQ regulations. Although it is not clear that available exemptions for foreign private issuers apply to our company, we believe that the Supervisory Committee and the Audit Committee together meet the purposes that an audit committee has under SEC and NASDAQ regulations.

E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2004, 2005 and 2006.

PART III

ITEM 17. Financial Statements

Our Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-74.

ITEM 19. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

2.1.1*	Form of Deposit Agreement among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.1.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.1.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP

2.2.1*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of the Company’s 14.875% Notes due 2005.

2.2.2*	Summary Description of the principal terms of the U.S.$ 40 million loan agreement between the Company and Banco de la Provincia secured by a mortgage on Patio Bullrich.

4.1**	Agreement for the exchange of Corporate Service.

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982)
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC FILE NUMBER: 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filling on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALTO PALERMO S.A. (APSA)

By:	/s/ Alejandro Elsztain
Name:	Alejandro Elsztain
Position:	Director and Chief Executive Officer
Date:	December 28, 2006

S-1

Alto Palermo S.A. (APSA)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Alto Palermo S.A. (APSA)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By	/s/ Andrés Suárez	(Partner)
Andrés Suárez

Buenos Aires, Argentina
December 21, 2006

Alto Palermo S.A. (APSA)

Consolidated Balance Sheets

as of June 30, 2006 and 2005

(In Argentine Pesos, except as otherwise indicated)

	2006		2005
ASSETS
Current Assets
Cash and banks (Notes 4.a and 20.f)	Ps.	38,222,036	Ps.	24,961,116
Other investments, net (Notes 4.b and 20.f)		32,250,484		41,712,702
Accounts receivable, net (Note 4.d and 20.f)		104,312,709		56,195,415
Other receivables and prepaid expenses (Notes 4.e and 20.f)		30,929,095		32,075,756
Inventory, net (Notes 4.f and 20.e)		7,989,246		888,118

Total current assets		213,703,570		155,833,107

Non-Current Assets
Accounts receivable, net (Note 4.d and 20.f)		32,539,707		7,698,839
Other receivables and prepaid expenses, net (Note 4.e)		13,254,535		11,402,424
Inventory, net (Notes 4.f and 20.e)		—		18,048,447
Fixed assets, net (Note 20.a)		912,795,140		949,137,110
Investments (Note 4.c)		129,474		808,355
Others investments, net (Note 4.b)		167,842,865		83,704,637
Intangible assets, net (Note 20.b)		3,222,276		4,385,229

Subtotal		1,129,783,997		1,075,185,041

Goodwill, net (Note 20.c)		11,557,921		16,876,670

Total non-current assets		1,141,341,918		1,092,061,711

Total Assets	Ps.	1,355,045,488	Ps.	1,247,894,818

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.g and 20.f)	Ps.	101,949,564	Ps.	49,992,145
Short-term debt (Notes 4.h and 20.f)		90,816,638		56,417,505
Salaries and social security payable (Note 4.i)		10,885,364		8,443,939
Taxes payable (Note 4.j)		23,761,968		10,994,872
Customer advances (Notes 4.k and 20.f)		48,052,765		36,306,564
Related parties (Notes 6 and 20.f)		6,383,668		3,760,530
Dividends payable (Note 6)		—		39,000
Other liabilities (Note 4.l)		11,200,163		10,575,022

Total debts		293,050,130		176,529,577

Provisions (Notes 4.m and 20.d)		506,714		2,032,500

Total current liabilities		293,556,844		178,562,077

Non-Current Liabilities
Trade accounts payable (Notes 4.g and 20.f)		1,010,150		1,870,602
Long-term debt (Notes 4.h and 20.f)		145,853,844		175,139,901
Taxes payable (Note 4.j)		13,707,025		8,463,670
Customer advances (Note 4.k)		41,535,275		39,264,344
Related parties (Notes 6 and 20.f)		925,800		1,732,200
Other liabilities (Note 4.l)		10,959,031		13,829,834

Total debts		213,991,125		240,300,551

Provisions (Notes 4.m and 20.d)		10,667,309		10,606,121

Total non-current liabilities		224,658,434		250,906,672

Total Liabilities		518,215,278		429,468,749

Minority interest		29,989,705		27,418,496

SHAREHOLDERS’ EQUITY		806,840,505		791,007,573

Total Liabilities and Shareholders’ Equity	Ps.	1,355,045,488	Ps.	1,247,894,818

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Income for the years ended June 30, 2006, 2005 and 2004

(In Argentine Pesos, except as otherwise indicated)

	2006		2005		2004
Revenues	Ps.	361,355,913	Ps.	230,157,321	Ps.	143,250,046
Costs (Note 20.e)		(139,369,778)		(92,510,366)		(73,400,373)

Gross profit		221,986,135		137,646,955		69,849,673

Selling expenses (Note 20.g).		(46,600,926)		(24,774,356)		(9,826,839)
Administrative expenses (Note 20.g)		(52,773,070)		(31,875,300)		(20,720,934)
Net income from retained interest in securitized receivables (Note 11)		2,625,001		423,508		260,941
Gain from recognition of inventories at net realizable value		3,497,632		—		—

Operating income		128,734,772		81,420,807		39,562,841

Equity loss from related companies		(678,881)		(706,619)		(1,126,516)
Amortization of goodwill (Note 20.c)		(4,739,675)		(4,826,798)		(4,826,542)
Financial results, net (Note 7)		(15,633,866)		2,411,200		7,324,781
Other expenses, net (Note 8)		(9,761,768)		(7,381,960)		(5,227,566)

Income before taxes and minority interest		97,920,582		70,916,630		35,706,998

Income tax expense (Note 14)		(48,457,137)		(33,615,874)		(16,311,318)
Minority interest		(4,784,413)		(4,045,356)		(558,140)

Net income	Ps.	44,679,032	Ps.	33,255,400	Ps.	18,837,540

Earnings per share (Note 13):
Basic net income per common share	Ps.	0.06	Ps.	0.04	Ps.	0.03
Diluted net income per common share	Ps.	0.03	Ps.	0.02	Ps.	0.02

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2006, 2005 and 2004

(In Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions								Appraisal revaluation (Note 3.f.)		Legal reserve (Note 5.c.)		Accumulated retained earnings		Shareholders’ equity
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.b.)		Additional paid-in-capital		Total
Balances as of June 30, 2003	Ps.	70,482,974	Ps.	84,620,909	Ps.	522,805,043	Ps.	677,908,926	Ps.	3,952,571	Ps.	4,401,179	Ps.	72,988,231	Ps.	759,250,907

Conversion of debt into common stock		2,285,251		—		—		2,285,251		—		—		—		2,285,251
Increase in legal reserve		—		—		—		—		—		3,649,412		(3,649,412)		—
Cash dividends		—		—		—		—		—		—		(10,000,000)		(10,000,000)
Net income for the year		—		—		—		—		—		—		18,837,540		18,837,540

Balances as of June 30, 2004	Ps.	72,768,225	Ps.	84,620,909	Ps.	522,805,043	Ps.	680,194,177	Ps.	3,952,571	Ps.	8,050,591	Ps.	78,176,359	Ps.	770,373,698

Conversion of debt into common stock		5,274,138		—		—		5,274,138		—		—		—		5,274,138
Increase in legal reserve		—		—		—		—		—		941,877		(941,877)		—
Cash dividends		—		—		—		—		—		—		(17,895,663)		(17,895,663)
Net income for the year		—		—		—		—		—		—		33,255,400		33,255,400

Balances as of June 30, 2005	Ps.	78,042,363	Ps.	84,620,909	Ps.	522,805,043	Ps.	685,468,315	Ps.	3,952,571	Ps.	8,992,468	Ps.	92,594,219	Ps.	791,007,573

Conversion of debt into common stock		153,900		—		—		153,900		—		—		—		153,900
Increase in legal reserve		—		—		—		—		—		1,662,770		(1,662,770)		—
Cash dividends		—		—		—		—		—		—		(29,000,000)		(29,000,000)
Net income for the year		—		—		—		—		—		—		44,679,032		44,679,032

Balances as of June 30, 2006	Ps.	78,196,263	Ps.	84,620,909	Ps.	522,805,043	Ps.	685,622,215	Ps.	3,952,571	Ps.	10,655,238	Ps.	106,610,481	Ps.	806,840,505

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2006, 2005 and 2004

(In Argentine Pesos, except as otherwise indicated)

	2006	2005	2004
Cash flows from operating activities:
Net income for the year	Ps. 44,679,032	Ps. 33,255,400	Ps. 18,837,540
Adjustments to reconcile net income to cash flows from operating activities:
Exchange differences	11,186,017	(4,273,908)	5,829,797
Depreciation and amortization	68,573,879	63,433,541	58,404,539
Impairment losses	395,599	—	—
Reversal of impairment losses	(9,894,355)	(13,093,117)	(26,908,076)
Loss from sale of fixed assets	70,512	—	—
Provision for contingencies	1,201,459	2,022,504	2,174,327
Charge (recovery) of allowance for doubtful accounts	10,897,356	2,883,259	(1,045,008)
Loss on fire damages (net of insurance recoveries)	5,787,577	—	—
Unreimbursed expenses	1,743,141	—	—
Gain on redemption of loans	—	(1,853,639)	(784,560)
Loss on repurchase of debt	—	213,228	—
Equity loss from related companies	678,881	706,619	1,126,516
Other provisions	10,302,706	8,972,414	4,776,171
Easement income	(2,427,718)	—	—
Gain from recognition of inventories at net realizable value	(3,497,632)	—	—
Tax amnesty plan for gross revenue tax	—	—	2,121,888
Net loss (income) in credit card trust	882,782	1,047,546	(78,336)
Minority interest	4,784,413	4,045,356	558,140
Income tax	48,457,137	33,615,874	16,311,318
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable	(78,447,914)	(46,410,340)	(10,103,933)
Increase in other receivables and prepaid expenses	(5,964,490)	(11,972,767)	(4,755,013)
Increase in intangible assets	(50,000)	(2,023,118)	(416,094)
Decrease (increase) in inventory	18,066,785	(111,108)	(24,928)
Increase in trade accounts payable	51,054,057	15,265,076	11,600,995
Increase in customer advances	14,017,132	25,367,124	10,348,326
Decrease in taxes payable	(16,387,507)	(6,693,227)	(7,043,413)
Increase in salaries and social security payable	2,441,425	2,497,217	1,960,750
(Decrease) increase in provision for contingencies	(2,666,057)	347,348	(105,754)
Decrease in other liabilities	(10,120,650)	(7,089,728)	(4,999,828)
Increase in due to related parties	2,611,646	2,100,558	187,000
Increase (decrease) in accrued interest	2,290,873	(7,151,518)	538,576

Net cash provided by operating activities	170,666,086	95,100,594	78,510,940

Cash flows from investing activities:
Acquisition of fixed assets	(30,261,398)	(50,607,966)	(20,397,126)
Guarantee deposit	(8,610,000)	—	—
Payment for acquisition of subsidiary company, net of cash acquired	—	(4,163,271)	—
Acquisition of minority interest	(163,952)	—	—
Acquisition of undeveloped parcels of land	(61,312,261)	(680,941)	(182,557)
Loans granted to third parties	(375,000)	—	—
Net procedures from sales of fixed assets	484,800	—	—
(Increase) decrease in investments	(23,785,702)	(6,024,728)	2,681,011

Net cash used in investing activities	(124,023,513)	(61,476,906)	(17,898,672)

Cash flows from financing activities:
Proceeds from short-term and long-term debt	38,426,054	83,667,000	300,000
Payment of short-term and long-term debt	(41,954,440)	(126,368,358)	(10,903,120)
Payment of loans granted by related parties	(765,000)	(6,925,340)	—
Proceeds from settlement of swap agreement	—	15,840,364	—
Dividends paid by subsidiaries to minority shareholders	(39,000)	(523,678)	—
Payment to ERSA’s minority shareholders for reduction of common stock	(1,470,178)	—	—
Payment of seller financing of Mendoza Plaza Shopping S.A.	(5,149,834)	—	—
Payment of cash dividends	(29,000,000)	(17,895,663)	(10,000,000)

Net cash used in financing activities	(39,952,398)	(52,205,675)	(20,603,120)

Increase (decrease) in cash and cash equivalents	6,690,175	(18,581,987)	40,009,148
Cash and cash equivalents as of the beginning of the year	49,714,480	68,296,467	28,287,319

Cash and cash equivalents as of the end of the year	Ps. 56,404,655	Ps. 49,714,480	Ps. 68,296,467

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2006, 2005 and 2004 (continued)

(In Argentine Pesos, except as otherwise indicated)

	2006		2005		2004
Supplemental cash flow information
Cash paid during the year for:
Interest	Ps.	24,680,120	Ps.	30,790,090	Ps.	28,684,283
Income tax		11,094,593		1,417,966		1,002,190

Non-cash investing and financing activities:
Liquidation of interest in credit card receivables		10,364,005		3,348,278		209,543
Increase in inventory through a decrease in other investments		3,827,433		—		—
Retained interest in credit card receivables		3,555,119		13,976,125		11,103,478
Increase in Trust debt securities through a decrease in credit card receivable		1,524,325		222,860		1,410,000
Increase in fixed assets through an increase in other receivables and prepaid expenses		348,521		—		—
Conversion of Convertible Notes into common shares		153,900		5,274,138		2,285,251
Increase in other receivables and prepaid expenses through a decrease in fixed assets		71,092		—		—
Increase in other receivables and prepaid expenses through a decrease in intangible assets		11,800		—		—
Increase in fixed assets through a decrease in other investments		8,097		—		—
Increase in other investments through a decrease in fixed assets		—		3,882,712		15,414,281
Increase in fixed assets through an increase in trade accounts payable		—		925,610		—
Increase in intangible assets through a decrease in fixed assets		—		1,555,070		—
Increase in fixed assets through a decrease in intangible assets		—		—		30,890
Increase in other investments through a decrease in intangible assets		—		18,332		—
Increase in fixed assets through a decrease in other receivables and prepaid expenses		—		103,318		—
Increase in fixed assets through a decrease in equity investments		—		596,076		—

	2006		2005		2004
Acquisition of subsidiary:
Cash and cash equivalents	Ps.	—	Ps.	1,238,417	Ps.	—
Fair value of fixed assets acquired		—		85,674,963		—
Fair value of other assets acquired		—		11,902,483		—
Fair value of liabilities assumed		—		(67,516,352)		—

Net assets acquired	Ps.	—	Ps.	31,299,511	Ps.	—
Minority interest		—		(16,310,400)		—

Purchase price		—		14,989,111		—
Seller financing		—		(9,587,423)		—

Purchase price paid	Ps.	—	Ps.	5,401,688	Ps.	—
Less: Cash and cash equivalents acquired		—		(1,238,417)		—

Net cash paid for the acquisition	Ps.	—	Ps.	4,163,271	Ps.	—

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements

(In Argentine Pesos, except as otherwise indicated)

1.	Organization and description of business

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)), an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) are primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2006, the Company’s direct and indirect principal shareholders are IRSA (61.5%) and Parque Arauco (29.6%). The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

Since recommencing operations, the Company has continued to grow through a series of acquisitions and developments. As of June 30, 2006, the Company owns a majority interest in, and operates, a portfolio of nine shopping centers in Argentina, of which five are located in the City of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in Greater Buenos Aires (Alto Avellaneda) and the other three are located in the cities of Rosario (Alto Rosario), Mendoza (Mendoza Plaza Shopping) and Salta (Alto NOA). The Company also constructs residential apartment buildings for sale.

Through Tarshop S.A. (“Tarshop”), a majority-owned subsidiary of the Company, the Company originates credit card accounts, which makes it more attractive for customers to purchase goods and services from the Company’s shopping centers retail and services businesses. Tarshop is a limited purpose credit card company and is not affiliated with any bank. As of June 30, 2006, “Tarshop card”, the credit card, accounted for approximately 44% of the total accounts receivable of the Company. Tarshop has ongoing securitization programs through which it transfers a portion of the Company’s credit card customer receivable balances to master trusts that issue certificates to public and private investors. See Note 11 for details.

The Company is also engaged in e-commerce activities through its equity investment in E-Commerce Latina S.A. Through the website Altocity.Com, the Company replicates the shopping experience to consumers by offering the same selection of goods and services encountered at its shopping center properties. These activities are not significant for the years presented.

2.	Preparation of financial statements

a.	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 19 to these consolidated financial statements.

As discussed in Notes 2.d. and 3.k., in order to comply with regulations of the CNV, the Company (i) discontinued inflation accounting as from February 28, 2003 and (ii) recognized deferred income tax assets and liabilities on an undiscounted basis. The application of these CNV resolutions represents a departure from Argentine GAAP. However, such departures did not have a material effect on the accompanying consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

b.	Basis of consolidation

The consolidated financial statements include the accounts of APSA and its subsidiaries over which APSA has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Investments in jointly controlled operations in which the Company exercises joint control are accounted for under the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated in consolidation.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (a)
	2006	2005	2004
Emprendimiento Recoleta S.A. (i)	54%	51%	51%
Tarshop S.A.	80%	80%	80%
Mendoza Plaza Shopping S.A. (ii).	85%	85%	19%
Shopping Neuquén S.A.	95%	95%	95%
Inversora del Puerto S.A.	100%	100%	100%
Alto Research and Development S.A. (iii).	—	—	100%
Shopping Alto Palermo S.A.	100%	100%	100%
Fibesa S.A.	100%	100%	100%

(a)	Percentage of equity interest owned has been rounded.
(i)	During fiscal year 2006, the Company increased the ownership interest in Emprendimiento Recoleta S.A. from 51.0% to 53.7%.
(ii)	During the year ended June 30, 2005 the Company increased its ownership interest in Mendoza Plaza Shopping S.A. (“Mendoza Plaza Shopping”) from 19% to 85% through a series of transactions. For details, see Note 2.h. As a result of gaining control, the results of operations of Mendoza Plaza Shopping were included in the consolidated statement of income as from October 1, 2004.
(iii)	Alto Research and Development S.A. was merged with and into the Company effective June 1, 2005.

c.	Proportionate consolidation

The Company exercises joint control over Metroshop. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, proportionate consolidation has been applied to these investments. Accordingly, these financial statements reflect the Company’s pro rata equity interest in these investments on a line-by-line basis.

d.	Presentation of financial statements in constant Argentine pesos

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

d.	Presentation of financial statements in constant pesos (continued)

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

e.	Adoption by CNV of accounting standards

The CNV issued General Resolutions No. 485 and No. 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to be mandatorily applied for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The standards will be effective for the Company for the year ended June 30, 2007.

The most significant change included in the accounting standards adopted by CNV relates to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items adoption of the standard. As such, the Company is allowed to continue treating differences as permanent. As June 30, 2006, the estimated effect of treating differences as temporary will be a decrease in shareholders’ equity of approximately Ps. 150.4 million against in retained earnings.

f.	Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation. Balance sheet reclassifications mainly relate to the reclassification of Ps. 32.1 million, Ps. 31.4 million, Ps. 19.2 million and Ps. 0.9 million from non-current Fixed Assets, net, non-current Inventory, net, non-current Investments and non-current Intangibles, net, respectively, to a new balance sheet line item titled “Other Investments, net” which includes all investments other than investments in equity investees. This reclassification does not affect current, non-current or total assets, and was completed to conform to current year presentation.

g.	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include those required in the accounting for the allowance for doubtful accounts, the depreciation, amortization and impairment of long-lived assets, the provision for contingencies and income taxes. Actual results could differ from those estimates and evaluations made at the date of preparation of these financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

h.	Acquisitions and developments

General Paz plot of land

On June 29, 2006 Alto Palermo S.A. (APSA) acquired from Philips Argentina S.A. a plot of land located in the northern area of Buenos Aires, covering 28,741 square meters of surface area. The purchase price was established in US$ 17.9 million, which has been totally paid at the time the deed title was registered.

Mendoza Plaza Shopping

On September 29, 2004, the Company entered into a purchase agreement pursuant to which the Company acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping for US$ 5.3 million. The Company paid US$ 1.77 million on December 2, 2004 and the remaining balance was paid in two equal annual installments of US$ 1.77 million each on September 29, 2006 and 2005. Through this acquisition, the Company became the holder record of 68.8% of the capital stock of Mendoza Plaza Shopping, the main activity of which is the operation of the Mendoza Plaza Shopping center in the city of Mendoza. The Company also entered into the following contracts in connection with debt owed by Mendoza Plaza Shopping:

i) Put option with Banco de Chile S.A. (“Banco de Chile”), whereby Banco de Chile was entitled, although not obliged, to assign to the Company two defaulted credit agreements amounting to US$ 18 million originally granted to Mendoza Plaza Shopping. As a result of the economic measures issued in Argentina in 2002, these financial agreements had been converted into Argentine pesos at the exchange rate of Ps. 1.0 per US Dollar and indexed based on the reference stabilization index (CER). On March 30, 2005 Banco de Chile executed the put option, transferring all the rights of the credit facilities to the Company in exchange for US$ 8.5 million (Ps. 24.8 million).

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

Financial Statements”; RT No. 19, “Amendments to Technical Resolutions No. 4, 5, 6, 8, 9, 11 and 14”; and RT No. 20, “Accounting for Derivative Instruments and Hedging Activities” issued by the Federación Argentina de Consejos Profesionales en Ciencias Económicas (“FACPCE”), which established new accounting and disclosure principles under Argentine GAAP. The Company adopted such standards on July 1, 2002, except for Technical Resolution No. 20 which was adopted on July 1, 2003. As required by Argentine GAAP, when issuing the 2003 financial statements the Company restated its prior year financial statements to give retroactive effect to the newly adopted accounting standards. These new accounting standards relate to the harmonization of Argentine GAAP with International Financial Reporting Standards.

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

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. For the years ended June 30, 2006, 2005 and 2004, the majority of the tenants were charged the Percentage Rent.

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

The Company also derives revenues for parking lot fees charged to visitors. Parking revenues are recognized as services are performed.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

a.	Revenue recognition (continued)

•	Sales and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

(i)	the sale has been consummated;

(ii)	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

(iii)	the Company’s receivable is not subject to future subordination; and

(iv)	the Company has transferred to the buyer the risk of ownership.

•	Credit card operations

The Company, through its subsidiary, Tarshop, derives revenues from credit card transactions which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; and (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis.

b.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of mutual funds which invest in time deposits and time deposits with original maturities of less than three months at date of purchase.

c.	Other investments, net

(i) Current

Current investments include mutual funds, government and mortgage bonds, and time deposits. Mutual funds and government and mortgage bonds are carried at their market value with unrealized gains and losses recorded within “Financial results, net” in the consolidated statements of income. Time deposits are valued at cost plus accrued interest at year-end.

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of the Company´s subsidiary, Tarshop S.A. (See Note 11 for details).

(ii) Non-current

Undeveloped parcels of land are valued at acquisition cost, restated in accordance with Note 2.d.

Non-current investments also include the non-current portion of the Company’s retained interests in securitized receivables (CPs) and trust debt securities (TDFs) pursuant to the securitization programs of credit card receivables (See Note 11 for details).

The Company acquired undeveloped properties as land reserves located in strategic areas for the future development of shopping’s centers, residential apartment complex and others.

During the years ended June 30, 2002 and 2006, the Company had recognized impairment losses amounting to Ps. 15.9 million and Ps. 0.2 million, respectively, in connection with Caballito Project and other properties. As a result of increases in their fair market values, during fiscal years 2003, 2004, 2005 and 2006, the Company partially reversed the impairment losses, recognizing a gain of Ps. 0.2 million, Ps. 5.1 million, Ps. 2.7 million and Ps. 6.4 million, respectively. The impairment losses and the gains associated with the reversal of previously impairment losses have been included within “Financial results, net” in the accompanying consolidated statements of income.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

d.	Investments

The Company accounts for its investment in E-Commerce S.A. over which it exercises significant influence under the equity method of accounting.

During the year ended June 30, 2003, the Company had recognized an impairment loss related to the equity investment in Mendoza Plaza Shopping S.A. amounting to Ps. 7.5 million. During fiscal years 2004 and 2005, the Company reversed Ps. 0.3 million and Ps. 6.6 million, respectively, of this impairment loss as a result of increases in their recoverable values. Both the impairment charge and the impairment reversal of 2004 have been included within “Equity loss from related companies” in the accompanying consolidated statements of income. The impairment reversal recognized in 2005 has been included within “Financial results, net” in the accompanying consolidated statements of income due to the consolidation of Mendoza Plaza Shopping as from October 1, 2004.

e.	Inventory

Properties acquired for purposes of its development and subsequent sale are classified as inventory. Inventory is stated at cost adjusted for inflation as described in Note 2.d less accumulated impairment charges, except in certain circumstances as described further below. The cost of inventory is comprised of all direct contract costs, such as land, materials and construction fees associated with development properties, as well as capitalized interest when applicable. No interest cost was capitalized in inventory during the years ended June 30, 2006, 2005 and 2004 since there were no developments during these periods. Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected.

Inventory is charged to the statement of income as cost of revenues as the related revenue is recognized, using the percentage-of-completion method.

Certain inventories for which preliminary sale agreement were entered into by the Company and down payments were received are valued at net realizable value at year-end. Gains are shown in the line item “Gain from recognition of inventories at net realizable value”.

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 2.2 million in connection with the Alcorta Plaza plot of land. As a result of increases in the fair market value, such impairment losses were subsequently reversed during fiscal years 2003, 2004 and 2005, recognizing gains of Ps. 0.1 million, Ps. 1.6 million and Ps. 0.5 million, respectively.

Alcorta Plaza was sold in March 2006. An impairment charge of Ps. 0.2 million was recognized in 2006 in connection with Torres de Abasto. See Note 16 for details.

f.	Fixed assets, net

Properties purchased for rental purposes are classified as fixed assets. Fixed assets are stated at cost, adjusted for inflation (as described in Note 2.d), less accumulated depreciation and impairment charges, except for a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be charged against income once the land is disposed of or its value becomes impaired.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

f.	Fixed assets, net (continued)

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life (years)
- Properties:
Shopping centers	Between 16 and 31
Other	Between 26 and 50
- Leasehold improvements	5
- Facilities	10
- Furniture and fixtures	Between 3 and 10
- Vehicles	3
- Computer equipment	3
- Software	5
- Other	10

The Company capitalizes interest on real estate development projects. The Company capitalized interest costs amounting to Ps. 2.1 million during the year ended June 30, 2005.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

During the years ended June 30, 2002 and 2003, the Company had recognized impairment losses amounting to Ps. 44.7 million and Ps. 5.2 million, respectively, in connection with Alto Avellaneda, Alto Noa, Abasto, Shopping Neuquén, Alto Rosario and other properties. As a result of increases in their fair market values, during fiscal years 2003, 2004, 2005 and 2006, the Company partially reversed the impairment losses, recognizing a gain of Ps. 15.4 million, Ps. 20.2 million, Ps. 3.3 million and Ps. 3.5 million, respectively. The impairment losses and the gains associated with the restoration of the previously recognized impairments have been included within “Financial results, net” in the accompanying consolidated statements of income. In addition, amortization related to the impairment charges amounted to Ps. 2.9 million, Ps. 1.6 million, Ps. 0.6 million and Ps. 0.3 million during the years ended June 30, 2003, 2004, 2005 and 2006, respectively.

g.	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2006, 2005, 2004 were Ps. 2.4 million, Ps. 0.4 million and Ps. 0.3 million, respectively. These costs are being amortized on a straight-line basis over 5 years.

h.	Intangible assets, net

Intangible assets are stated at cost, adjusted for inflation (as described in Note 2.d), less accumulated amortization and impairment charges.

(i) Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

(ii) Preoperating expenses

Represent primarily expenses incurred relating to pre-opening activities of certain shopping centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

i.	Goodwill, net

This item represents the difference between the purchase price and the market value of assets acquired restated for inflation as mentioned in Note 2.d, which is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A., Fibesa S.A. and Emprendimiento Recoleta S.A.

The net carrying value of goodwill is shown under non-current investments (Note 20.c). Amortization is shown in Note 20.c and in “Amortization of goodwill” in the consolidated statements of income.

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

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the years presented. The statutory income tax rate was 35% for all years presented.

The Company records income taxes using the deferred tax method required by Technical Resolution No. 17 (“RT 17”) “Overall Considerations for the Preparation of Financial Statements”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal years that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable.

As discussed in Note 2.e., the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

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

l.	Asset tax

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

Customer advances represent payments received in advance in connection with the lease of properties. Customer advances include admission rights paid by tenants upon entering into a lease and upon lease renewal. See Note 3.a for details.

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

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to launch new shopping centers. Advertising and promotion expenses were approximately Ps. 16.5 million, Ps. 9.2 million and Ps. 2.6 million for the years ended June 30, 2006, 2005 and 2004, respectively.

Advertising and promotion expenses to launch new shopping centers are capitalized as preoperating expenses, within intangible assets.

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

r.	Impairment of inventories and undeveloped parcels of land

The Company periodically evaluates the carrying value of its inventories and undeveloped parcels of land for impairment. Such evaluation is performed by comparing the respective carrying values against market values determined on the basis of comparable property values. As discussed in note 3.q., if there are increases in the fair market value of the assets previously impaired assets are restored and reversals are shown in financial results, net.

s.	Vacation expenses

Vacation expenses are fully accrued in the year the employee renders services to earn such vacation.

t.	Derivative financial instruments

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

u.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

v.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

w.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of related costs, plus accrued interest based on the interest rate estimated at the time of the transaction. In the case, the Company has the intention and feasibility of selling financial receivables after the year-end, those receivables are valued at their net realizable value.

x.	Other receivables and liabilities

Asset tax credits have been measured based on the best estimate of the amount receivable discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. The remaining other receivables and liabilities have been valued at their nominal value plus interest, if any.

y.	Related parties balances

Receivables and liabilities with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

z.	Earnings per share

The Company is required to disclose earnings per share information for all years presented. Basic earnings per share (“basic EPS”) are computed by dividing the net income available to common shareholders for the year by the weighted-average number of common shares outstanding during the year. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income for the year by the weighted-average number of common shares and potential common shares outstanding during the year.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized for the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of the outstanding convertible debt in calculating diluted EPS.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions

a.	Cash and banks:

	As of June 30,
	2006		2005
Cash in local currency	Ps.	1,896,305	Ps.	1,877,650
Cash in foreign currency (Note 20.f)		2,164,853		1,839,228
Banks in local currency		6,205,496		6,436,660
Banks in foreign currency (Note 20.f)		26,311,435		12,702,123
Bank saving accounts		1,643,947		2,105,455

	Ps.	38,222,036	Ps.	24,961,116

b. Other investments, net:
	As of June 30,
	2006		2005
Current
Mutual funds	Ps.	13,980,801	Ps.	18,714,676
Retained interests in securitized receivables (i) (ii)		10,318,797		10,411,456
Time deposits in local currency		4,201,818		6,038,688
Government bonds (ii)		1,254,485		3,483,037
Mortgage bonds issued by Banco Hipotecario S.A. (ii) (Note 6)		2,170,258		2,841,985
TDFs (ii)		324,325		—
Others		—		222,860

	Ps.	32,250,484	Ps.	41,712,702

	As of June 30,
	2006		2005
Non-current
Undeveloped parcels of land
- General Paz plot of land	Ps.	59,837,466	Ps.	—
- Caballito plot of land (iii)		36,622,004		31,396,153
- Torres Rosario		16,079,162		19,848,362
- Air Space Supermercado Coto – Agüero 616		13,143,445		11,695,040
- Other real estate		2,347,423		1,508,628
Others		1,247,080		—
TDFs		752,114		222,860
Retained interests in securitized receivables (i)		37,814,171		19,033,594

	Ps.	167,842,865	Ps.	83,704,637

(i)	As part of its credit card securitization programs, the Company transfers credit card receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 11 for details).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

b.	Other investments, net (continued)

(ii)	Not considered as cash equivalents for purposes of presenting the consolidated statements of cash flows.
(iii)	As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed with the Federal Court for Administrative proceedings a preliminary injunction for an aggregate amount of Ps. 3,689,485.5, plus and added amount -provisionally estimated- of Ps. 900,000 in order to respond to legal costs and interests. The main dispute is about the amount due of the admission rights of the capital gains tax. In first instance AFIP pleaded for a general restraining order. As of November 29, 2006, the Federal Court ordered to substitute said order for an attachment on Caballito plot of land.

c.	Investments:

	As of June 30,
	2006		2005
Non-current
E-Commerce Latina S.A. (i) (Note 6)	Ps.	129,474	Ps.	808,355

	Ps.	129,474	Ps.	808,355

(i)	The Company owns a 49% interest in Altocity.com through a 50% interest in E-Commerce Latina. E-Commerce Latina is a holding company organized in Argentina in December 1999 as an internet joint venture between the Company and Telefónica de Argentina S.A. (“Telefónica”). Altocity.Com primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. See Note 19.I.i) for details of a stock option agreement entered into by E-Commerce Latina with Consultores Internet Managers Ltd.

d.	Accounts receivable, net:

	As of June 30,
	2006		2005
Current
Leases and services receivables	Ps.	22,152,659	Ps.	15,652,309
Credit card receivables		58,315,941		28,859,463
Debtors under legal proceedings		22,635,986		21,752,565
Checks to be deposited		26,154,553		20,318,949
Pass-through expenses receivables (i)		10,013,772		5,108,278
Receivables from the sale of Alcorta Plaza´s land (Note 16)		5,863,550		—
Notes receivables		2,230,951		1,517,963
Mortgage receivables (ii)		380,490		353,115
Less:
Allowance for doubtful accounts (Note 20.d)		(43,435,193)		(37,367,227)

	Ps.	104,312,709	Ps.	56,195,415

Non-current
Credit card receivables	Ps.	21,076,452	Ps.	7,898,673
Receivables from the sale of Alcorta Plaza´s land (Note 16)		11,991,670		—
Mortgage receivables (ii)		578,155		769,385
Notes receivable		226,248		—
Less:
Allowance for doubtful accounts (Note 20.d)		(1,332,818)		(969,219)

	Ps.	32,539,707	Ps.	7,698,839

(i)	Represents receivables for common area maintenance and other operating expenses passed through to tenants of shopping centers.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

(ii)	Mortgage receivables consist of fixed-rate mortgage receivables from several borrowers. At June 30, 2006 the amount due from the largest individual borrower was Ps. 80,189 at a contractual interest rate of 14%. See Note 19.II.r).

e.	Other receivables and prepaid expenses, net:

	As of June, 30
	2006		2005
Current
Guarantee deposits (i)	Ps.	10,481,439	Ps.	4,365,163
Related parties (Note 6)		6,716,890		2,172,003
Prepaid expenses		4,271,499		4,643,461
Asset tax credits		3,171,734		15,442,360
Prepaid services		2,139,765		1,612,785
Other tax credits		1,691,759		978,871
Income tax credits, net		839,624		867,562
Prepaid gross revenue tax		766,949		1,037,331
Other prepaid taxes		401,901		322,220
Others		447,535		634,000

	Ps.	30,929,095	Ps.	32,075,756

	As of June, 30
	2006		2005
Non-Current
Deferred income tax (Note 14)	Ps.	5,917,757	Ps.	7,752,542
Guarantee deposits (iii)		5,585,646		2,076,725
Mortgage receivable under legal proceedings (ii)		2,208,275		2,208,275
Allowance for doubtful mortgage receivable (Note 20.d)		(2,208,275)		(2,208,275)
Prepaid gross revenue tax		882,620		782,445
Value Added Tax (“VAT”) receivable		266,774		252,438
Asset tax credits		266,113		202,087
Others		335,625		336,187

	Ps.	13,254,535	Ps.	11,402,424

(i)	Mainly comprise of a guarantee deposit held by Deutsche Bank in favor of the owner of an undeveloped land, Argentimo S.A. amounting to US$ 3 million. The deposit was part of an agreement between the Company, Argentimo and a developer, Constructora San José S.A., pursuant to which the Company will acquire the land to build a commercial center and/or office buildings. The remaining balance consists of the current portion of cash reserves related to the Company’s securitization programs.
(ii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.
(iii)	Mainly comprise of the non-current portion of cash reserves related to the Company’s securitization programs.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

f.	Inventory, net

	As of June 30,
	2006		2005
Current
Rosario undeveloped land (i)	Ps.	7,325,065	Ps.	—
Torres de Abasto		312,000		517,599
Resale merchandise		340,707		301,695
Others		11,474		68,824

	Ps.	7,989,246	Ps.	888,118

Non-Current
Alcorta Plaza	Ps.	—	Ps.	18,048,447

	Ps.	—	Ps.	18,048,447

(i)	Valued at net realized value. See Note 3.e) for details.

g.	Trade accounts payable:

	As of June 30,
	2006		2005
Current
Suppliers	Ps.	89,923,116	Ps.	43,733,267
Accruals		10,348,668		5,209,859
Foreign suppliers		1,023,961		971,616
Others		653,819		77,403

	Ps.	101,949,564	Ps.	49,992,145

Non-current
Foreign suppliers	Ps.	1,010,150	Ps.	1,870,602

	Ps.	1,010,150	Ps.	1,870,602

h.	Short-term and long-term debt:

Short-term debt consists of the following:

	As of June 30,
	2006		2005
Syndicated loan plus accrued interest (i)		25,581,973		25,927,740
Deutsche Bank loan plus accrued interest (ii)		9,601,200		8,985,194
Uncollateralized loans plus accrued interest (iii)		34,512,703		3,560,600
Accrued interest on Convertible Notes (iv) (Note 6)		6,588,951		6,133,192
Interest payable to credit card trust		1,489,767		—
Seller financings plus accrued interest (v)		12,843,639		11,167,584
Mortgage loans		41,791		41,791
Others		156,614		601,404

	Ps.	90,816,638	Ps.	56,417,505

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

h.	Short-term and long-term debt (continued)

Long-term debt consists of the following:

	As of June 30,
	2006		2005
Convertible Notes (iv) (Note 6)	Ps.	145,755,576	Ps.	136,500,911
Syndicated loan (i)		—		25,000,000
Deutsche Bank loan (ii)		—		8,661,000
Deferred financing costs (vi)		—		(51,563)
Seller financing (v)		—		5,029,553
Other		98,268		—

	Ps.	145,853,844	Ps.	175,139,901

(i)	On April 5, 2005 Banco Rio de la Plata and Bank Boston N.A. granted the Company a syndicated loan in a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 5, 2005. The syndicated loan accrued interest at a 7.875% fixed rate during the first year and accrues interest at a variable rate (Encuesta) plus 3% during the second year. The terms and conditions of the syndicated loan include various restrictive covenants, which among other things require the Company to maintain certain financial ratios.

Proceeds from this loan were used to repay the balance of the Notes at their maturity for Ps. 48.4 million. On October 5, 2005, April 5, 2006 and October 5, 2006, the first, second and third principal installments of Ps. 12.5 million were cancelled. On July 5, 2006 the Company cancelled the fifth interest falling due of the loan.

(ii)	On March 4, 2005 Deutsche Bank S.A. granted the Company a US$ 11 million loan, of which US$ 5 million was repaid by the Company on April 4, 2005 with proceeds received in connection with the settlement of the swap agreement. The balance of the loan will be amortized in two equal installments on February 1, 2006 and August 1, 2006. The loan accrues interest at LIBOR plus 3.25%. On August 1, 2006, the Company has cancelled the second capital installment plus accrued interest. As of closing, the totality of this loan has been cancelled by the Company.

(iii)	Generally, the Company’s short-term borrowings are in the form of overdraft facilities and/or bank loans with original maturities of less than one year. The weighted average interest rates on short-term debt were 9.5 % and 9.8% as of June 30, 2006 and 2005, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes. The Company had unused lines of credit under the short-term bank lines of Ps. 74.1 million at June 30, 2006.

(iv)	See Note 15, for details of the issuance of Convertible Notes.

(v)	As of June 30, 2006 the balances were primarily comprised of (a) Ps. 3.3 million of principal plus Ps. 3 million of CER and Ps. 1.2 million of accrued interest relating to the seller financing obtained in the acquisition of Shopping Neuquén, which accrues interest at six-month LIBOR (4.99% as of June 30, 2006), and (b) Ps. 5.4 million relating to the seller financing obtained in the acquisition of Mendoza Plaza Shopping (including imputed interest). This amount was cancelled on September 29, 2006.

(vi)	Deferred financing costs represent fees and expenses incurred in connection with the issuance of Unsecured Convertible Notes, which are being amortized to expense during the term of the related debt. The rate is 25% per annum.

i.	Salaries and social security payable:

	As of June 30,
	2006	2005
Provision for vacation and bonuses	Ps. 8,289,725	Ps. 5,423,491
Salaries payable	85,770	1,395,176
Social security payable	2,232,366	1,370,106
Others	277,503	255,166

	Ps. 10,885,364	Ps. 8,443,939

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

j. Taxes payable:
	As of June 30,
	2006		2005
Current
Income tax, net	Ps.	13,182,274	Ps.	3,198,346
VAT payable, net		5,378,086		3,871,201
Other tax withholdings		2,524,548		1,516,641
Gross revenue tax provision		954,062		850,081
Provision for tax on personal assets of shareholders		268,494		233,221
Gross revenue tax withholdings		353,864		273,000
Asset tax payable, net		248,286		416,326
Turn over tax accrued (not claimable)		175,907		—
Property tax provision		407		215,754
Tax amnesty plan for gross revenue tax payable		166,173		169,039
Others		509,867		251,263

	Ps.	23,761,968	Ps.	10,994,872

Non-current
Deferred income tax (Note 14)	Ps.	11,690,310	Ps.	6,632,596
Tax amnesty plan for gross revenue tax payable		1,664,902		1,831,074
Turn over tax accrued (not claimable)		351,813		—

	Ps.	13,707,025	Ps.	8,463,670

k.	Customer advances:

	As of June 30,
	2006		2005
Current
Admission rights	Ps.	23,659,140	Ps.	18,041,169
Lease advances (i)		19,710,934		15,766,796
Advance for the sale of a plot of land (ii)		2,365,800		1,006,218
Guarantee deposits		2,316,891		1,492,381

	Ps.	48,052,765	Ps.	36,306,564

Non-current
Admission rights	Ps.	29,802,684	Ps.	26,060,797
Lease advances (i)		11,679,327		13,150,283
Guarantee deposits		53,264		53,264

	Ps.	41,535,275	Ps.	39,264,344

(i)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 5.0 million as of June 30, 2006, respectively, and Ps. 1.2 million and Ps. 6.1 million as of June 30, 2005, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2006 the six-month LIBOR was 4.99%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the spaces it rents.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

k.	Customer advances: (continued)

(ii)	As of June 30, 2006 and 2005, represents a payment received from Villa Hermosa S.A. in connection with a preliminary sale contract for a plot of land that is currently an integral part of the property located in Rosario, on which the Company plans to build high-rise buildings for housing. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

l.	Other liabilities:

	As of June 30,
	2006		2005
Current
Accrual for directors fees (Note 6)	Ps.	8,117,840	Ps.	5,216,591
Fees advanced to directors (Note 6)		(315,134)		(204,177)
Donations payable (Note 6)		2,500,000		3,960,000
Contributed leasehold improvements (i)		525,525		525,525
Withholdings and guarantee deposits		237,161		428,709
Unearned income (ii)		—		109,934
Others		134,771		538,440

	Ps.	11,200,163	Ps.	10,575,022

Non-current
Contributed leasehold improvements (i)	Ps.	10,946,931	Ps.	11,472,466
Unearned income (ii)		—		2,345,268
Directors’ guarantee deposits (Note 6)		12,000		12,000
Others		100		100

	Ps.	10,959,031	Ps.	13,829,834

(i)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. The Company has recorded the improvements as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2006 and 2005.
(ii)	On February 2, 1999 Mendoza Plaza Shopping S.A. entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2.9 million, which was accrued over a period of the properly appreciation, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the store that belonged to Riocruz S.C.S. (C&A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income of Ps. 2.4 million, due to accelerated depreciation which is shown in “Other expenses, net” of the statement of income.

m.	Provisions:

As of June 30,
	2006	2005
Current
Provision for contingencies (i) (Note 20.d)	Ps. 506,714	Ps. 2,032,500

	Ps. 506,714	Ps. 2,032,500

Non-current
Provision for contingencies (i) (ii) (Note 20.d)	Ps. 10,667,309	Ps. 10,606,121

	Ps. 10,667,309	Ps. 10,606,121

(i)	This reserve relates to: (a) labor lawsuits filed against the Company, (b) an assessment issued by the national fiscal authorities to the Company relating to differences in the computation of estimated useful lives of shopping centers, (c) the claims related to Shopping Neuquén S.A. as disclosed in (ii), and (d) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

m.	Provisions (continued)

(ii)	On July 6, 1999, the Company acquired 95% ownership of Shopping Neuquén S.A. (“Shopping Neuquén”) for Ps.4.2 million. Shopping Neuquén’s sole asset is a plot of land of approximately 50,000 square meters in which the Company seek to develop a shopping center. The proposed project also contemplates the building of a shopping center, a hypermarket, a hotel and a housing complex, none of which have begun. The Company paid Ps. 0.9 million on September 1, 1999, and the remaining Ps. 3.3 million were originally scheduled to be paid on the earlier to occur of July 5, 2001, and the completion of the construction of the shopping center. The balance of the purchase price has not been paid. On August 15, 2003, the former holders of 85.8% of Shopping Neuquén filed a complaint against us seeking recovery of the unpaid balance of the purchase price, plus interest and legal costs. In September 2003, the Company answered the complaint and raised several defenses including, plaintiffs’ non-compliance with her duties under the contract and the pesification of the purchase price balance pursuant to emergency legislation adopted in 2002. The Company also filed a counterclaim alleging there should be a readjustment of the terms of the contract which became excessively burdensome given the 2001 economic, social and political crisis. In November 2003, the plaintiffs replied to our counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus our contract readjustment claim was inadmissible. The matter is currently subject to appeal, as the ruling of the trial court was appealed by both former shareholders of Shopping Neuquén and us. If the Company cannot reach agreement with the former owners of Shopping Neuquén, and would be compelled to pay the sum that the court determines. As of September 30, 2006, the Ps. 3.3 million deferred balance of the purchase price remains unpaid. The Company maintains a provision of Ps. 2.5 million which represents the Company’s best estimate of the probable loss to be incurred in connection with these claims.

In June 2001, Shopping Neuquén filed a request with the Municipality of Neuquén to extend the construction deadlines that had been originally scheduled. In addition, it requested authorization to convey certain plots of land to third parties so that each participant to the Neuquén project would be able to build on his own land. On December 20, 2002, the Municipality of Neuquén issued Decree 1437/02 denying both requests. In addition, it declared that the rights under Ordinance 5178 had lapsed and that the land purchase agreements would be terminated. As a result, the improvements already made by Shopping Neuquén would be lost and passed on to the Municipality of Neuquén, leaving Shopping Neuquén with no right to compensation.

On January 21, 2003, Shopping Neuquén submitted its response to the Decree 1437/02 requesting its revocation and requesting permission to submit a new construction timetable. The Municipal Executive issued Decree 585/2003 rejecting these requests. On May, 2003, Shopping Neuquén filed an administrative action with the Supreme Court of Neuquén requesting the annulment of Decrees 1437/2002 and 585/2003. On December 21, 2004, the Supreme Court of Neuquén ruled in favor of the Municipality of Neuquén, declaring that the administrative action filed by Shopping Neuquén had expired. The decision, however, is not final. The Company filed an appeal, but the Supreme Court of Neuquén has not yet issued a decision with regards to its admissibility. If the Supreme Court of Neuquén declares the appeal admissible, the final decision will then be made by the Federal Supreme Court, but if it is declared inadmissible the Company will then file an appeal directly with the Federal Supreme Court.

On December 13, 2006, Shopping Neuquén subscribed an agreement with the Municipality of Neuquén and the Province of Neuquén in which Shopping Neuquén was given a new time table to implement the commercial and housing project. In addition, Shopping Neuquén will be empowered to transfer to third parties further subdivisions of the plot of land owned by Shopping Neuquén, provided that the plot to be transferred is not the one in which the shopping center is going to be built.

The agreement is subject to the City of Neuquén Council’s approval and the promulgation of the new Ordinance by the Mayor of the City of Neuquén. Should the agreement be disapproved by the City Council, such agreement will be void.

5.	Shareholders’ equity

a.	Common stock

As of June 30, 2006, the Company had 781.9 million authorized and outstanding shares of common stock, having a par value of Ps. 0.10 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. During fiscal years 2004, 2005 and 2006, certain holders of the Convertible Notes exercised their conversion rights and, as a result, the Company issued 22.9 million, 52.7 million and 1.5 million shares of common stock, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Shareholders’ equity (continued)

b.	Inflation adjustment of common stock

As discussed in Note 2.d., the Company’s consolidated financial statements were prepared on the basis of general price-level accounting which reflects changes in the purchase price of the peso in the historical financial statements through February 28, 2003. The inflation adjustment related to common stock was appropriated to an inflation adjustment reserve that forms part of shareholders’ equity. According to Argentine GAAP, the balance of the inflation adjustment reserve may be applied only towards the issuance of common stock to shareholders of the Company.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of Transaction / caption	(Expense) income included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2006		2005		2004		2006	2005
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	Ps.	—	Ps.	—	Ps.	—	Ps. 479,243	Ps. 153,707
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties		(15,972,539)		(6,909,676)		(14,557,945)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties		—		—		—	(267,760)	(613,047)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt (i)		—		—		—	(4,427,618)	(4,117,000)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt (i)		—		—		—	(97,944,277)	(91,628,362)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses		305,997		89,517		59,319	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses		(26,143)		(69,219)		(122,826)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income from related parties		—		2,774		—	—	—
Goldman Sachs and Co.	Shareholder until December 2004	Interest and exchange differences with related parties		—		—		(1,381,633)	—	—
Parque Arauco S.A.	Shareholder	Short-term debt		—		—		—	(2,158,468)	(2,007,041)
Parque Arauco S.A.	Shareholder	Long-term debt		—		—		—	(47,747,925)	(44,668,911)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties		(7,786,627)		(4,035,186)		(7,015,548)	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties		—		—		—	—	(5,282)
Other shareholders	Shareholder	Other expense, net-Tax on personal assets		(572,263)		(1,663,051)		(188,860)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses		—		—		—	24,666	19,406
E-Commerce Latina S.A.	Equity investee	Administration fees		6,000		6,000		6,000	—	—
E-Commerce Latina S.A.	Equity investee	Related parties results		(678,881)		(626,684)		(1,464,171)	—	—
E-Commerce Latina S.A.	Equity investee	Equity investment		—		—		—	129,474	808,355
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses		—		—		—	596,240	139,374
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties		—		—		—	(470,511)	(187,936)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees		42,000		42,000		42,000	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Interest income from related parties		15,185		—		—	—	—
Mendoza Plaza Shopping S.A.	Equity investee until September 2004	Related parties results		—		(79,935)		337,655	—	—
	OTHER RELATED PARTIES
Metroshop S.A.	Subsidiary of Tarshop S.A.	Other current receivables and prepaid expenses		—		—		—	4,057,462	826,676
Metroshop S.A.	Subsidiary of Tarshop S.A.	Current payable with related parties		—		—		—	(1,241,926)	(214,084)
Metronec S.A.	Tarshop S.A. Equity investee	Current payable with related parties		—		—		—	(854,543)	(125,791)
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—	827,692	232,153
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—	(1,377,090)	(39,099)
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses		607,262		222,871		—	—	—
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties		—		—		21,384	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—	40	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties		—		—		10,227	—	—
Inversora Bolívar S.A.	Subsidiaries of IRSA Inversiones y Representaciones Sociedad Anónima	Leases		(407,533)		(394,538)		(159,713)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—	(132,254)	(84,718)
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Current payable with related parties		—		—		—	(100,137)	(161,118)
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Accrued interest		—		(36,655)		(23,672)	—	—
Leon Halac	Tarshop S.A. shareholder (minority interest)	Current payable with related parties		—		—		—	(771,212)	(1,322,481)
Llao-Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—	—	24,632
Llao-Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—	—	(13,194)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—	(291)	(2,250)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Balances and transactions with related parties (continued)

Company	Relation	Description of Transaction / caption	(Expense) income included in the statement of income for the year ended June 30,			Balance receivable (payable) as of June 30,
			2006	2005	2004	2006	2005
Directors and management	Directors and management	Other current receivables and prepaid expenses	—	—	—	820	160
Estudio Zang, Bergely Viñes (legal advisor)	Shareholders of law firm are directors and/or shareholders of the Company	Current payable with related parties	—	—	—	(179,284)	(218,120)
Estudio Zang, Bergely Viñes (legal advisor)	Shareholders of law firm are directors and/or shareholders of the Company	Fees for legal services	(724,271)	(503,034)	(628,377)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities - Donations payable	—	—	—	(2,500,000)	(3,960,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other expense, net - Donations	(2,549,506)	(4,012,457)	(2,384,893)	—	—
Loans to personnel	Employees	Other current receivables and prepaid expenses	—	—	—	556,552	320,529
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables and prepaid expenses	—	—	—	164,175	454,310
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	—	(988,660)	(773,410)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Non current payable with related parties	—	—	—	(925,800)	(1,732,200)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interest and exchange differences with related parties	(305,026)	(78,837)	—	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Dividends payable	—	—	—	—	(39,000)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Leases and services	1,333,433	1,114,617	—	—	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties	—	2,554	—	—	—
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	16	16
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	5,816	1,040
Personnel	Employees	Interest and exchange differences with related parties	—	—	(1,138)	—	—
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	—	(1,855)	(940)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	—	(22,343)	(20,902)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(3,642)	(1,815)	(6,535)	—	—
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	—	2,170,258	2,841,985
Directors	Directors	Short-term debt	—	—	—	(1,010)	(8,211)
Directors	Directors	Long-term debt	—	—	—	(41,031)	(182,736)
Directors	Directors	Interest and exchange differences with related parties	(6,692)	(15,870)	(37,591)	—	—
Directors	Directors	Directors fees	(8,883,474)	(8,950,771)	(4,300,763)	—	—
Directors and management	Directors	Other current liabilities	—	—	—	(7,802,706)	(5,012,414)
Directors and management	Directors	Other non current liabilities	—	—	—	(12,000)	(12,000)
Canteras Natal Crespo	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	4,168	—

(i)	As discussed in Note 15, in August 2002 the Company issued US$ 50 million of Convertible Notes, of which US$ 30 million were purchased by IRSA, the principal shareholder of the Company. In addition, during the years ended June 30, 2004 and 2005 IRSA acquired U$S 1 million and US$ 2 million of Convertible Notes, respectively. Also during the year ended June 30, 2005 IRSA exercised its conversion rights and converted US$ 1.3 million of Convertible Notes. As a result, at June 30, 2006 IRSA holds US$ 31.7 million of the Company’s Convertible Notes. For details of the issuance, see Note 15.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

7.	Financial results, net

	Years ended June 30,
	2006		2005		2004
Generated by assets:
Impairment losses .		(395,599)		—		—
Reversal of impairment losses	Ps.	9,894,355	Ps.	13,093,117	Ps.	26,908,076
Interest income		6,802,699		4,776,876		4,892,383
Exchange differences		1,251,757		350,766		—
Interest income from related parties (Note 6)		15,185		5,328		31,611

	Ps.	17,568,397	Ps.	18,226,087	Ps.	31,832,070

Generated by liabilities:
Interest expense	Ps.	(7,336,013)	Ps.	(12,366,004)	Ps.	(14,556,268)
Gain from derivative instruments (Note 12)		—		5,222,271		11,238,451
Gain on redemption of loans		—		2,204,857		784,560
Exchange differences		(1,791,724)		378,601		1,026,358
Interest and exchange differences with related parties (Note 6)		(24,074,526)		(11,041,384)		(23,000,390)
Loss on repurchase of debt		—		(213,228)		—

	Ps.	(33,202,263)	Ps.	(15,814,887)	Ps.	(24,507,289)

	Ps.	(15,633,866)	Ps.	2,411,200	Ps.	7,324,781

8.	Other expenses, net

	Years ended June 30,
	2006		2005		2004
Donations (Note 6)	Ps.	(2,549,506)	Ps.	(4,012,457)	Ps.	(2,384,893)
Easement income (i)		2,427,718		—		—
Loss on fire damages (net of insurance recoveries)		(5,787,577)		—		—
Unreimbursed expenses (ii)		(1,743,141)		—		—
Provision for contingencies, net		(236,945)		(1,356,740)		(772,126)
Tax on personal assets of shareholders (Note 6)		(572,263)		(1,663,051)		(188,860)
Tax amnesty plan for gross revenue tax		—		—		(2,132,910)
Other taxes		(872,467)		—		—
Others		(427,587)		(349,712)		251,223

	Ps.	(9,761,768)	Ps.	(7,381,960)	Ps.	(5,227,566)

(i)	See Note 4.l. (ii).
(ii)	Belongs to expenses incurred by the Company when constructing Alto Rosario Shopping. Certain expenses were going to be borned by Coto (a hypermarket beside the shopping center). Coto rejected the expenses and the Company deemed them as not recoverable.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information

General information

The Company is required to disclose segment information in accordance with Technical Resolution No. 18 (“RT 18”) “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company has three reportable segments. These segments are “leases and services”, “credit card operations” and “others”. Others primarily include sales and development properties and e-commerce activities.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card operations

This segment includes revenues derived from credit card transactions that consist of commissions, financing income and results from securitized receivables operations.

•	Others

As stated above, this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings properties (sales and development properties) and the Company’s equity in the results of E-Commerce Latina (e-commerce activities). This segment also includes the operating results generated by the provision of managerial, technological, commercial and financial training, primarily focused on shopping center-related activities during fiscal years 2005 and 2006. Until May 2005, this service was provided by Alto Research and Development S.A. (formerly Alto Invest S.A.), a subsidiary which was merged with and into the Company effective on June 1, 2005. In the past, Alto Invest S.A. was a web-based provider of comprehensive investing tools, planning and financial information which generated revenues from website advertising and commissions charged to customers for on-line trading.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2006:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2006
Revenues	Ps.	215,860,822	Ps.	122,968,616	Ps.	23,418,079	Ps.	362,247,517	Ps.	(i) (891,604)	Ps.	361,355,913
Costs		(76,620,249)		(45,532,952)		(18,816,309)		(140,969,510)		(i) (ii) 1,599,732		(139,369,778)

Gross profit	Ps.	139,240,573	Ps.	77,435,664	Ps.	4,601,770	Ps.	221,278,007	Ps.	708,128	Ps.	221,986,135

Selling expenses		(14,787,461)		(30,900,024)		(913,441)		(46,600,926)		—		(46,600,926)
Administrative expenses		(26,279,600)		(26,349,116)		(144,354)		(52,773,070)		—		(52,773,070)
Net income from retained interest in securitized receivables		—		2,625,001		—		2,625,001		—		2,625,001
Gain from recognition of inventories at net realizable value		—		—		3,497,632		3,497,632		—		3,497,632

Operating income	Ps.	98,173,512	Ps.	22,811,525	Ps.	7,041,607	Ps.	128,026,644	Ps.	708,128	Ps.	128,734,772

Equity loss from related companies		—		—		(678,881)		(678,881)		—		(678,881)
Amortization of goodwill		(4,516,101)		(223,574)		—		(4,739,675)		—		(4,739,675)
Financial results, net		(16,477,323)		106,367		1,445,218		(14,925,738)		(ii) (708,128)		(15,633,866)
Other expense, net		(9,634,483)		(124,863)		(2,422)		(9,761,768)		—		(9,761,768)

Income before taxes and minority interest	Ps.	67,545,605	Ps.	22,569,455	Ps.	7,805,522	Ps.	97,920,582	Ps.	—	Ps.	97,920,582

Income tax expense		(34,284,744)		(8,238,421)		(5,933,972)		(48,457,137)		—		(48,457,137)
Minority interest		(1,873,491)		(2,910,922)		—		(4,784,413)		—		(4,784,413)

Net income	Ps.	31,387,370	Ps.	11,420,112	Ps.	1,871,550	Ps.	44,679,032	Ps.	—	Ps.	44,679,032

Depreciation and amortization		66,692,169		1,881,710		—		68,573,879		—		68,573,879
Acquisitions of fixed assets		26,675,136		3,586,262		—		30,261,398		—		30,261,398
Investment in equity method investee (see note 4.c.(i))		—		—		129,474		129,474		—		129,474
Operating assets		890,806,541		74,147,989		25,838,333		990,792,863		—		990,792,863
Non operating assets		272,448,684		65,933,904		29,352,085		367,734,673		(iii) (3,482,048)		364,252,625

Total Assets	Ps.	1,163,255,225	Ps.	140,081,893	Ps.	55,190,418	Ps.	1,358,527,536	Ps.	(3,482,048)	Ps.	1,355,045,488

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2005:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2005
Revenues	Ps.	165,824,082	Ps.	64,557,977	Ps.	121,430	Ps.	230,503,489	Ps	(i) (346,168)	Ps.	230,157,321
Costs		(69,203,912)		(24,474,324)		(204,586)		(93,882,822)		(i) (ii) 1,372,456		(92,510,366)

Gross profit (loss)	Ps.	96,620,170	Ps.	40,083,653	Ps.	(83,156)	Ps.	136,620,667	Ps.	1,026,288	Ps.	137,646,955

Selling expenses		(11,027,272)		(13,496,245)		(250,839)		(24,774,356)		—		(24,774,356)
Administrative expenses		(16,948,434)		(14,890,490)		(36,376)		(31,875,300)		—		(31,875,300)
Net income from retained interest in securitized receivables		—		423,508		—		423,508		—		423,508

Operating income (loss)	Ps.	68,644,464	Ps.	12,120,426	Ps.	(370,371)	Ps.	80,394,519	Ps.	1,026,288	Ps.	81,420,807

Equity loss from related companies		(79,935)		—		(626,684)		(706,619)		—		(706,619)
Amortization of goodwill		(4,584,543)		(242,255)		—		(4,826,798)		—		(4,826,798)
Financial results, net		1,525,233		96,316		1,815,939		3,437,488		(ii) (1,026,288)		2,411,200
Other (expense) income, net		(7,383,867)		55,526		(53,619)		(7,381,960)		—		(7,381,960)

Income before taxes and minority interest	Ps.	58,121,352	Ps.	12,030,013	Ps.	765,265	Ps.	70,916,630	Ps.	—	Ps.	70,916,630

Income tax expense		(28,874,276)		(4,864,295)		122,697		(33,615,874)		—		(33,615,874)
Minority interest		(2,563,762)		(1,481,594)		—		(4,045,356)		—		(4,045,356)

Net income	Ps.	26,683,314	Ps.	5,684,124	Ps.	887,962	Ps.	33,255,400	Ps.	—	Ps.	33,255,400

Depreciation and amortization		62,260,039		1,173,502		—		63,433,541		—		63,433,541
Acquisitions of fixed assets		49,070,871		2,462,705		—		51,533,576		—		51,533,576
Investment in equity method investee (see note 4.c.(i))		—		—		808,355		808,355		—		808,355
Operating assets		959,338,889		31,537,807		51,255,612		1,042,132,308		—		1,042,132,308
Non operating assets		167,880,436		42,889,870		1,382,121		212,152,427		(iii) (6,389,917)		205,762,510

Total Assets	Ps.	1,127,219,325	Ps.	74,427,677	Ps.	52,637,733	Ps.	1,254,284,735	Ps.	(6,389,917)	Ps.	1,247,894,818

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2004:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2004
Revenues	Ps.	113,437,829	Ps.	30,034,394	Ps.	64,153	Ps.	143,536,376	Ps.	(i) (286,330)	Ps.	143,250,046
Costs		(61,406,872)		(13,821,151)		(28,440)		(75,256,463)		(i) (ii) 1,856,090		(73,400,373)

Gross profit	Ps.	52,030,957	Ps.	16,213,243	Ps.	35,713	Ps.	68,279,913	Ps.	1,569,760	Ps.	69,849,673

Selling expenses		(5,185,605)		(4,514,727)		(126,507)		(9,826,839)		—		(9,826,839)
Administrative expenses		(12,505,361)		(8,185,224)		(30,349)		(20,720,934)		—		(20,720,934)
Net loss from retained interest in securitized receivables		—		260,941		—		260,941		—		260,941

Operating income (loss)	Ps.	34,339,991	Ps.	3,774,233	Ps.	(121,143)	Ps.	37,993,081	Ps.	1,569,760	Ps.	39,562,841

Equity gain (loss) from related companies		337,656		—		(1,464,172)		(1,126,516)		—		(1,126,516)
Amortization of goodwill		(4,584,275)		(242,267)		—		(4,826,542)		—		(4,826,542)
Financial results, net		4,850,232		957,448		3,086,861		8,894,541		(ii) (1,569,760)		7,324,781
Other (expense) income, net		(3,101,994)		8,106		(2,133,678)		(5,227,566)		—		(5,227,566)

Income (loss) before taxes and minority interest	Ps.	31,841,610	Ps.	4,497,520	Ps.	(632,132)	Ps.	35,706,998	Ps.	—	Ps.	35,706,998

Income tax expense		(14,389,040)		(1,927,565)		5,287		(16,311,318)		—		(16,311,318)
Minority interest		4,304		(562,444)		—		(558,140)		—		(558,140)

Net income (loss)	Ps.	17,456,874	Ps.	2,007,511	Ps.	(626,845)	Ps.	18,837,540	Ps.	—	Ps.	18,837,540

Depreciation and amortization		56,102,331		2,245,179		57,029		58,404,539		—		58,404,539
Acquisitions of fixed assets		19,335,091		1,062,035		—		20,397,126		—		20,397,126
Investment in equity method investee		5,763,106		—		1,435,039		7,198,145		—		7,198,145

Operating assets		864,186,375		14,681,185		47,975,819		926,843,379		—		926,843,379
Non operating assets		205,974,269		26,207,486		1,650,198		233,831,953		(iii) (9,363,570)		224,468,383

Total Assets	Ps.	1,070,160,644	Ps.	40,888,671	Ps.	49,626,017	Ps.	1,160,675,332	Ps.	(9,363,570)	Ps.	1,151,311,762

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10.	Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2006 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Investments (1)	Ps.	8,898,929	Ps.	3,837,362	Ps.	1,965,246	Ps.	1,400,091	Ps.	39,813,365	Ps.	1,519,888	Ps.	14,628,968	Ps.	72,063,849
Accounts receivable, net		42,312,396		16,186,049		10,889,711		8,123,495		32,539,707		26,694,258		106,800		136,852,416
Other receivables and prepaid expenses, net		3,852,116		6,618,528		569,338		1,165,580		7,036,324		6,444,180		18,497,564		44,183,630

	Ps.	55,063,441	Ps.	26,641,939	Ps.	13,424,295	Ps.	10,689,166	Ps.	79,389,396	Ps.	34,658,326	Ps.	33,233,332	Ps.	253,099,895

Liabilities
Trade accounts payable	Ps.	85,852,390	Ps.	11,713,836	Ps.	286,319	Ps.	208,377	Ps.	1,010,150	Ps.	3,888,642	Ps.	—	Ps.	102,959,714
Customer advances		16,206,442		9,747,042		9,456,135		9,456,135		41,535,275		204,691		2,982,320		89,588,040
Short-term and long-term debt		57,761,620		12,211,892		16,406		12,478,495		145,853,844		8,215,656		132,569		236,670,482
Related parties		5,609,678		246,039		246,039		246,039		925,800		—		35,873		7,309,468
Other liabilities (2)		23,580,212		17,750,099		1,116,419		783,736		12,975,645		—		25,481,463		81,687,574

	Ps.	189,010,342	Ps.	51,668,908	Ps.	11,121,318	Ps.	23,172,782	Ps.	202,300,714	Ps.	12,308,989	Ps.	28,632,225	Ps.	518,215,278

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non—Current		Current		Non—Current		Current		Non—Current		Total
Assets
Investments (1)	Ps.	21,607,362	Ps.	—	Ps.	10,643,122	Ps.	39,813,365	Ps.	—	Ps.	—	Ps.	72,063,849
Accounts receivable, net		—		—		6,244,040		12,569,825		98,068,669		19,969,882		136,852,416
Other receivables and prepaid expenses, net		551,805		—		—		—		30,377,290		13,254,535		44,183,630

	Ps.	22,159,167	Ps.	—	Ps.	16,887,162	Ps.	52,383,190	Ps.	128,445,959	Ps.	33,224,417	Ps.	253,099,895

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	1,023,961	Ps.	1,010,150	Ps.	100,925,603	Ps.	—	Ps.	102,959,714
Customer advances		—		—		1,220,000		5,044,892		46,832,765		36,490,383		89,588,040
Short-term and long-term debt		77,882,224		145,853,844		7,558,178		—		5,376,236		—		236,670,482
Related parties		4,279,792		925,800		—		—		2,103,876		—		7,309,468
Other liabilities (2)		166,173		1,664,901		—		—		46,188,036		33,668,464		81,687,574

	Ps.	82,328,189	Ps.	148,444,545	Ps.	9,802,139	Ps.	6,055,042	Ps.	201,426,516	Ps.	70,158,847	Ps.	518,215,278

(1)	Represents mutual funds, time deposits, government bonds, mortgage bonds, trust debt securities, retained interest in transferred credit card receivables and others.
(2)	Represents salaries and social security payable, taxes payable, other liabilities and provisions.

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

At the time of the securitization, Tarshop transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Gain or losses on CPs are reported as a component of net income in credit card trust. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income from retained interest in securitized receivables” in the accompanying statements of income. Expenses related to the securitization of receivables are expensed as incurred.

At June 30, 2006 the Company has twelve securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 312.4 million of its customer credit card receivable balances to Trusts in exchange for Ps. 258.8 million in cash proceeds, Ps. 25.5 million variable rate interest TDFs, and Ps. 28.1 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 14.4 million 7.75% fixed-rate interest TDFs, Ps. 38.5 million 9.00% fixed-rate interest TDFs, Ps. 27.5 million 10.25% fixed-rate interest TDFs, Ps. 16.0 million 10.50% fixed-rate interest TDFs, Ps. 18.2 million 11.50% fixed-rate interest TDFs, Ps. 58.9 million 12.00% fixed-rate interest TDFs, Ps. 22.0 million 12.50% fixed-rate interest TDFs, Ps. 61.9 million 13.00% fixed-rate interest TDFs, and Ps. 1.6 million 12.00% fixed-rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 6.4 million.

12.	Derivative financial instruments

The Company’s derivative activity during fiscal years 2006, 2005 and 2004 is presented below:

Interest rate swap

In order to minimize exposure on interest rate risk, the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through April 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation prevailing at that time. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005. As collateral for the revised agreement, the Company was required to deposit US$ 50.0 million with the counterparty. At June 30, 2004 the swap agreement had a fair market value of US$ (45.4) million. The swap agreement was settled at maturity and, as a result, the Company collected US$ 5.5 million in cash representing the net amount of the collateral deposit and the fair market value of the swap at its maturity. During the years ended June 30, 2005 and 2004 the Company recognized gains of Ps. 5.2 million and Ps. 11.2 million, respectively, in connection with the swap agreement, which have been included within “Financial results, net” in the accompanying consolidated statements of income.

During the year ended June 30, 2006 the Company had not derivative activity.

13.	Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2006		2005		2004
Numerator:
Net income available to common shareholders	Ps.	44,679,032	Ps.	33,255,400	Ps.	18,837,540
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		14,360,936		12,217,475		14,283,721
Foreign currency exchange loss (gain) on convertible debt		9,408,565		(2,999,252)		7,857,459
Income tax effects		(8,319,325)		(3,226,378)		(7,749,413)

Net income available to common shareholders plus assumed conversions	Ps.	60,129,208	Ps.	39,247,245	Ps.	33,229,307

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

13.	Earnings per share (continued)

	Year ended June 30,
	2006		2005		2004
Denominator:
Weighted-average number of shares outstanding	Ps.	780,432,065	Ps.	777,017,782	Ps.	716,436,002
Plus: incremental shares of assumed conversions:
Convertible Notes		1,363,565,610		1,365,009,110		1,451,354,820

Adjusted weighted-average number of shares	Ps.	2,143,997,675	Ps.	2,142,026,892	Ps.	2,167,790,822

Basic and diluted EPS:
Basic net income per common share	Ps.	0.06	Ps.	0.04	Ps.	0.03
Diluted net income per common share	Ps.	0.03	Ps.	0.02	Ps.	0.02

14.	Income taxes

As described in Note 3.k, the Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2006, 2005 and 2004 consisted of the following:

	2006		2005		2004
Current income tax expense	Ps.	41,564,638	Ps.	34,678,072	Ps.	2,203,177
Deferred income tax (benefit) expense		6,892,499		(1,062,198)		14,108,141

Income tax expense	Ps.	48,457,137	Ps.	33,615,874	Ps.	16,311,318

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2006 and 2005 are presented below:

	2006
	Balances at beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Accounts receivable	Ps.	2,810,068	Ps.	3,127,580	Ps.	5,937,648
Other receivables and prepaid expenses		(414,697)		(149,534)		(564,231)
Inventory		245,584		(5,998,024)		(5,752,440)
Undeveloped parcels of land		(413,916)		(18,045)		(431,961)
Investments		—		(93,740)		(93,740)
Fixed assets		(11,238,620)		1,670,165		(9,568,455)
Intangible assets		(288,288)		(294,781)		(583,069)
Salaries and social security payable payable		1,411,886		(1,310,981)		100,905
Short-term and long-term debt		16,902		(16,902)		—
Trade accounts payable		—		400,092		400,092
Other liabilities		1,548,152		(327,211)		1,220,941
Provisions		2,081,523		(748,877)		1,332,646
Tax loss carryforwards (i)		8,190,799		(5,788,591)		2,402,208
Valuation allowance		(2,829,447)		2,656,350		(173,097)

Net deferred income tax asset (liability)	Ps.	1,119,946	Ps.	(6,892,499)	Ps.	(5,772,553)

(i)	As of June 30, 2006 the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 6.9 million, which expire at various dates beginning in 2007 and ending in 2011.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

14.	Income taxes (continued)

Income tax expense for the years ended June 30, 2006, 2005 and 2004 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2006		2005		2004
Income tax expense at statutory tax rate on pretax income	Ps.	34,272,204	Ps.	24,820,821	Ps.	12,497,449
Non-deductible expenses		2,192,646		2,310,072		1,606,662
Net loss in related companies		235,074		287,161		(3,879,640)
Change in valuation allowance		(1,390,120)		(3,221,633)		(143,338)
Inflation adjustment		12,338,654		8,002,704		6,252,192
Others, net		808,679		1,416,749		(22,007)

Income tax expense	Ps.	48,457,137	Ps.	33,615,874	Ps.	16,311,318

15.	Issuance of Convertible Notes

On August 20, 2002, the Company issued an aggregate amount of US$ 50 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The issuance was approved by the meeting of shareholders on December 4, 2001 and subsequently by the CNV on March 15, 2002. The issuance was authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. Proceeds from the issuance were used to repay certain short-term debt aggregating Ps. 27.3 million and the redemption of previously issued Senior Notes for a principal amount of Ps. 52.8 million. The Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly, the old instrument was not derecognized. The outstanding balance was reclassified to non-current in these consolidated financial statements. The outstanding balance of the Convertible Notes as of June 30, 2006 amounts to US$ 47.2 million.

During fiscal years 2006, 2005 and 2004, holders of approximately US$ 0.05 million, US$ 1.7 million and US$ 0.8 million Convertible Notes exercised their conversion rights and, as a result, the Company issued 1,539,000, 52,741,380 and 22,852,510 common shares, respectively. At June 30, 2006 the outstanding balance of Convertible Notes amounted to US$ 47.2 million.

16.	Sale of the Alcorta Plaza plot of land

On December 22, 2005, the Company subscribed a preliminary purchase contract with possession, by which the Company sold to RAGHSA S.A. the plot of land denominated Alcorta Plaza for a total price of US$ 7.7 million. On March 13, 2006 the deed title of the building was registered and a first privilege degree mortgage guarantee was established on certain functional units to be used as offices and garages of the building property of RAGHSA S.A., located in Buenos Aires. The mortgage amounted to US$ 4.4 million. The terms and conditions of payment agreed were determined in four

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Sale of the Alcorta Plaza plot of land (continued)

installments of US$ 1.9 million and 7.5% annual interest on the balance, the first installment to be due at the date of the preliminary revenues contract and the next ones to be paid annually as from July 2006. The first two installments have been collected at the date of these financial statements.

This transaction has been included in the “Others” line of the Segment information (Note 9).

17.	Damages in Alto Avellaneda

On March 5, 2006, one of the shopping centers of the Company, Alto Avellaneda Shopping Mall was affected by a fire caused by an electrical failure in one the stores. The fire produced no injuries to persons, or casualties, but caused significant damages to the property. The total area damaged by the fire represented 36 stores or 15.7% of the square meters built. The area was reopened for normal business between June and August 2006. The Company carries insurance coverage which covers fire damage. Final assessments, and corresponding reimbursements, by the insurance companies are not completed as of the date of these financial statements. As of June 30, 2006, the Company recognized a loss of Ps. 5.8 million related to the fire net of insurance recoveries.

18.	Subsequent events

Acquisition of Córdoba Shopping

During July 2006, the Company entered into an agreement with Grupo Roggio pursuant to which acquire, subject to completion of a successful due diligence and the fulfillment of certain conditions, the total outstanding shares of Empalme S.A, owner of Córdoba Shopping Villa Cabrera.

Córdoba Shopping Villa Cabrera is a shopping center covering a surface area of 35,000 square meters, having 160 commercial stores, a multiplex cinema with 12 movie theatres and a parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of the city of Córdoba, the second largest city of Argentina.

On December 18, 2006 the transaction was approved and consummated by the Antitrust Agency through Resolution SCI N° 67 of the Secretary of Commerce. This investment will be an opportunity for Alto Palermo to grow in the shopping center segment, in line with its strategy of expanding and gaining foothold in the main markets of the Argentine provinces.

Panamerican Mall project

On December 1, 2006, the Company entered into a construction, administration and commercialization agreement with Centro Comercial Panamericano, S.A. (“Centro Comercial Panamericano”) in relation to the future shopping mall and housing complex to be built on two properties located in the neighborhood of Saavedra, in the City of Buenos Aires owned by Panamerican Mall S.A. (“PAMSA”). The Company sold one of these properties (a plot of land acquired from Philips Argentina S.A.) to PAMSA. The remaining property was acquired by PAMSA from Centro Comercial Panamericano.

PAMSA is a corporation recently constituted in which the Company hold 80% of its capital stock. Centro Comercial Panamericano holds the remaining 20%. PAMSA was organized in order to carry out the agreement entered into between us and Centro Comercial Panamericano. In connection with the aforementioned project, the Company made a capital contribution of Ps. 158,280,260 to PAMSA.

Commencement of construction of the proposed project remains subject to receipt of certain governmental approvals.

Upgrading in the risk rating of APSA

In September 2006, Fitch Argentina Calificadora de Riesgo S.A., rated APSA from raA+ to raAA-. The most significant reasons for such rating were “the strong growth that its cash flows continue to show, which together with its conservative capital structure allow the Company to show robust indicators of loan protection. The rating reflects APSA’s positioning as a leader in the Shopping Center business in Argentina, the quality of its assets and the high margins of the business. Additionally, the increase in the rating of its shares responds to a very good cash flow generation capacity and to the average liquidity level of the share in the market”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

18.	Subsequent events (continued)

Distribution of dividends and creation of Global Note Program

The General Ordinary Shareholders’ Meeting of APSA, held on October 31, 2006, approved by majority vote the distribution of a cash dividend in the amount of Ps. 47.0 million and the allocation of Ps. 2.2 million to the legal reserve. In addition, the meeting approved the creation of a Global Program for the issuance of unsecured, unconvertible Notes for a principal amount of up to US$ 200.0 million or its equivalent in other currencies, in accordance with the provisions of Law No. 23,576 (Negotiable Obligations Law) as amended and supplemented.

Acquisition of Patio Olmos

On December 19, 2006, the Company was notified of the acceptance of its Ps.32.5 million bid submitted in a public tender organized by Corporación Inmobiliaria Córdoba S.A. for the sale of a property in the City of Córdoba known as Edificio Ex Escuela Gobernador Vicente de Olmos. The acquired property is the subject of a concession granted in 1990 by the Province of Cordoba to an unaffiliated joint venture “Regam S.C.A. y Corrientes Palace S.A. Unión Transitoria de Empresas”. After notification of the acceptance of its bid, the Company made a Ps. 9.7 million down payment in accordance to the bid rules.

On December 13, 2006, the Company was notified by a notary that on December 5, 2006, an objection had been filed with the National Antitrust Commission, the Argentine antitrust authority, seeking to enjoin the Company from accepting the award made pursuant to the tender. To date, the Company has not received any notification issued by the National Antitrust Commission.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

As discussed in Notes 2.d. and 3.k., in order to comply with regulations of the CNV, the Company (i) discontinued inflation accounting as from February 28, 2003 and (ii) recognized deferred income tax assets and liabilities on an undiscounted basis. The application of these CNV resolutions represents a departure from Argentine GAAP. However, such departures have not had a material effect on the accompanying consolidated financial statements.

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

	Year ended June 30,
	2006		2005		2004
Reconciliation of net income:
Net income as reported under Argentine GAAP	Ps.	44,679,032	Ps.	33,255,400	Ps.	18,837,540
US GAAP adjustments:
Pre-operating expenses
-Original value (Note 19.I.b)		1,018,954		(4,281,731)		(561,090)
-Amortization (Note 19.I.b)		93,649		880,289		426,516
Software developed or obtained for internal use (Note 19.I.c)		(100,831)		(48,282)		156,664
Amortization and depreciation expense (Note 19.I.e)		4,269,276		4,548,659		4,826,542
Non-current investments in unconsolidated affiliated companies (Note 19.I.f)		—		17,485		1,752,963
Accounting for increasing rate debt (Note 19.I.g)		(9,510)		(193,972)		—
Reversal of the gain from recognition of inventories at net realizable value (Note 19.I.h)		(3,497,632)		—		—
Securitization accounting (Note 19.I.j)		(8,338,782)		2,154,801		(2,574,229)
Available-for-sale securities (Note 19.I.k)		(48,034)		(85,060)		159,930
Debtor’s accounting for a modification of convertible debt instruments (Note 19.I.l)		(46,056)		—		—
Amortization of fees related to the Senior Notes (Note 19.I.m)		—		401,670		597,117
Present-value accounting (Note 19.I.o)		5,656		(602,796)		(782,244)
Reversal of previously recognized impairment losses (Note 19.I.p)		(5,157,096)		(10,424,685)		(24,353,824)
Reversal of gain from recognition of financial receivables at net realizable value (Note 19.I.q)		(8,219,285)		—		—
Deferred income tax (Note 19.I.r)		20,221,740		11,121,422		8,913,120
Minority interest (Note 19.I.s)		2,136,735		(574,231)		(147,904)

Net income under US GAAP	Ps.	47,007,816	Ps.	36,168,969	Ps.	7,251,101

Earnings per share under US GAAP (Note 19.II.i):
Basic net income per common share	Ps.	0.06	Ps.	0.05	Ps.	0.01
Diluted net income per common share	Ps.	0.03	Ps.	0.02	Ps.	0.01

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

	As of June 30,
	2006		2005
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	Ps.	806,840,505	Ps.	791,007,573
US GAAP adjustments:
Appraisal revaluation of fixed assets (Note 19.I.a)		(3,952,571)		(3,952,571)
Pre-operating expenses
-Original value (Note 19.I.b)		(15,558,214)		(16,577,168)
-Accumulated amortization (Note 19.I.b)		11,607,926		11,514,277
Software developed or obtained for internal use (Note 19.I.c)		(178,516)		(77,685)
Differences in basis relating to purchase accounting
-Original value (Note 19.I.d)		23,856,024		23,856,024
-Accumulated amortization and depreciation (Note 19.I.e)		13,737,808		9,468,532
Accounting for increasing rate debt (Note 19.I.g)		(203,482)		(193,972)
Reversal of the gain from recognition of inventories at net realizable value (Note 19.I.h)		(3,497,632)		—
Securitization accounting (Note 19.I.j)		53,803		2,954,410
Debtor’s accounting for a modification of convertible debt instruments (Note 19.I.l)		2,833,371		—
Present-value accounting (Note 19.I.o)		61,500		55,844
Reversal of previously recognized impairment losses (Note 19.I.p)		(56,208,412)		(51,051,316)
Reversal of gain from recognition of financial receivables at net realizable value (Note 19.I.q)		(8,219,285)		—
Deferred income tax (Note 19.I.r)		(132,102,668)		(150,404,235)
Minority interest (Note 19.I.s)		4,776,875		3,376,071

Shareholders’ equity under US GAAP	Ps.	643,847,032	Ps.	619,975,784

	Year ended June 30,
	2006		2005
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity as of the beginning of the year	Ps.	619,975,784	Ps.	595,230,727
Cash dividends		(29,000,000)		(17,895,663)
Conversion of debt into common stock		153,900		5,274,138
Additional Paid in Capital		2,879,427		—
Other comprehensive income		2,830,105		1,197,613
Net income under US GAAP		47,007,816		36,168,969

Shareholders’ equity as of the end of the year	Ps.	643,847,032	Ps.	619,975,784

a)	Appraisal revaluation of fixed assets

As discussed in Note 3.f., under Argentine GAAP, the Company recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore, this reserve has been reversed.

b)	Pre-operating expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-opening activities of the Company’s shopping centers. These costs are being amortized under the straight-line basis over 3 years. Under US GAAP, these costs are expensed as incurred.

c)	Software developed or obtained for internal use

During fiscal years 2006 and 2005, under Argentine GAAP, the Company capitalized certain costs amounting to Ps. 0.1 million and Ps. 0.1 million, respectively, which would be expensed under US GAAP pursuant to the provisions of Statement of Position 98-1

“Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The US GAAP adjustment for the fiscal years 2006 and 2005 represents the net effect of (i) expense such costs and (ii) reversal of depreciation charges for 2006 and 2005 and previously capitalized costs under Argentine GAAP and expensed under US GAAP.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

c)	Software developed or obtained for internal use (continued)

During fiscal year 2004, the US GAAP adjustment represents the reversal of depreciation charges for such fiscal year amounting to Ps. 0.2 million related to the reversal of depreciation charges for previously capitalized costs under Argentine GAAP which were expensed under US GAAP.

d)	Differences in basis relating to purchase accounting

Under Argentine GAAP and US GAAP, the acquisition of businesses have been accounted for by the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the date of acquisition. Any excess of the purchase price over the net identifiable tangible and other intangible assets is assigned to goodwill. Goodwill is amortized over a term not exceeding ten years under Argentine GAAP. The US GAAP adjustment for “Differences in basis relating to purchase accounting” reflects the application of certain US GAAP adjustments when estimating the fair value of such assets and liabilities acquired in the acquisitions consummate in fiscal years prior to 2006. As such, the amount of goodwill recorded under both GAAPs differed.

As discussed in Note 2.b. (i), the Company acquired an additional 2.7% interest in Emprendimiento Recoleta S.A. in May 18, 2006. Under Argentine GAAP, the excess of fair value of net assets acquired over the purchase price paid was assigned to negative goodwill. Negative goodwill is amortized over the weighted-average remaining useful lives of the assets acquired, which mainly is comprised of the shopping center property. Under US GAAP, the Company applied the provisions of SFAS No. 141 “Business Combination” and SFAS No. 142 “Goodwill and Other Intangible Assets” and allocated the negative goodwill to reduce the carrying amount of the assets acquired, which results in lower depreciation charges under US GAAP. Since the amortization of the negative goodwill equals the lower depreciation charge of the assets acquired, there is no effect in the US GAAP reconciliation.

e)	Amortization and depreciation expense

The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP as described in Note 19.I.d. gave rise to differences in amortization expense until June 30, 2002. Amortization expense recorded in this connection totaled Ps. 4.8 million. Effective July 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” and, as such, discontinued amortization of goodwill as from that date. As such, amortization expense recorded under Argentine GAAP reversed under US GAAP was Ps. 4.8 million for all of the years presented.

The differences in the carrying amount of fixed assets acquired between Argentine GAAP and US GAAP as described in Note 19.I.d. give rise to higher depreciation charges. Higher depreciation expense under US GAAP totaled Ps. 0.5 million and Ps. 0.3 million during fiscal year 2006 and 2005, respectively.

f)	Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net gain of Ps. 0.02 million and Ps. 1.8 million for the years ended June 30, 2005 and 2004, respectively. These adjustments relate principally to (i) the recognition of pre-operating and organization costs as expenses, (ii) the accounting for certain assets and liabilities on a non-discounted basis, (iii) the reversal of a gain recognized under Argentine GAAP related to the restoration of a previously recognized impairment loss, (iv) the treatment of the differences between the price-level restated amounts of assets and liabilities and their historical basis as temporary differences in calculating deferred income taxes, and (v) the effect on deferred income taxes of the mentioned reconciled items, as appropriate. These adjustments primarily correspond to the Company’s interest in Mendoza Plaza Shopping which, as from October 1, 2004, is being consolidated as a result of a series of transactions pursuant to which the Company gained control. Therefore, as from that date the US GAAP adjustments related to Mendoza Plaza Shopping are included line by line in the reconciliation of net income and shareholders’ equity. At June 30, 2006 there are no US GAAP differences in the accounting for the Company’s investment in E-Commerce Latina.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

g)	Accounting for increasing rate debt

As discussed in Note 4.h.(i), on April 5, 2005 Banco Rio de la Plata and Bank Boston N.A. granted the Company a syndicated financial loan in a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 5, 2005. The syndicated loan accrued interest at a fixed rate of 7.875% during the first year and then accrue interest at a variable rate (Encuesta) plus 3% during the second year.

Under Argentine GAAP, interest is recognized based on the interest rate applicable to each interest period. Under US GAAP, in accordance with EITF 86-15, “Increasing Rate Debt”, the Company is recognizing the periodic interest cost related to the syndicated loan using the effective interest method over the period it is estimated that the loan will be outstanding.

h)	Reversal of the gain from recognition of inventories at net realizable value

As discussed in Note 4.k.(ii), during fiscal year 2006 the Company entered into a preliminary contract to sell a plot of land. This sale transaction has not been consummated at year-end. Under Argentine GAAP, however, since the Company received an advance payment fixing the sale price, the Company valued this plot of land at their estimated net realizable value. As a result, the Company recognized a gain of Ps. 3.5 million during the year ended June 30, 2006. Under US GAAP, inventories are valued at cost. As such, the US GAAP adjustment represents the reversal of the gain recognized under Argentine GAAP.

i)	Stock option agreement with CIM

E-Commerce Latina entered into a stock option agreement with Consultores Internet Managers Ltd. (“CIM”), pursuant to which options were granted, to purchase class B shares of Altocity.Com, representing 15% of its common stock. CIM is a special-purpose Cayman Islands´ corporation created to act on behalf of the Company’s management and is represented by an independent attorney-in-fact. Pursuant to the terms of the agreement, options were granted for a period up to eight years and at an exercise price to be determined by the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.Com by the holding company, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option over (ii) the total number of class B shares owned by the holding company at the exercise date of the option. CIM has a vested interest in 50% of the underlying shares within 30 days after the grant date and the remaining 50% will vest upon the third anniversary of the grant date. The option was granted to CIM to be allocated by it among the management of Altocity.com as an incentive compensation for their services. Upon exercise of the option, CIM’s sole asset will be its 15% interest in Altocity.Com. As of the date of these financial statements, the options were not individually allocated. As such, there was no grant date established.

In December 2004, the FASB issued SFAS No. 123R (Share-Based Payment). SFAS No. 123R revises SFAS No. 123 and requires entities to recognize compensation expense for all share-based payment transactions in an amount equal to the fair value of share-based payments granted to employees. SFAS No. 123R requires a company to record compensation expense for all awards granted after the date of adoption of SFAS No. 123R and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The revised statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates the intrinsic value method of accounting in APB 25, which was permitted under SFAS No. 123, as originally issued. The Company will apply the provisions of SFAS No. 123R as from the grant date of the options which will be established when they will be allocated to management on an individual basis.

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

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income from retained interest in securitized receivables” in the

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

j)	Securitization Accounting (continued)

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

- The shareholders’ equity adjustments represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts are carried at their equity value. Under US GAAP those retained interests are considered available-for-sale securities in accordance with SFAS 115 and, as a result, are carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity at June 30, 2006 and 2005 are as follows:

	2006		2005
Equity value as reported under Argentine GAAP	Ps.	47,228,091	Ps.	29,521,657
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(20,009,994)		(9,476,300)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.	27,218,097	Ps.	20,045,357
Estimated fair market value of retained interests related to securitization programs that qualified as a sale under US GAAP		27,271,900		22,999,767

US GAAP adjustment	Ps.	53,803	Ps.	2,954,410

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

j)	Securitization Accounting (continued)

- The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2006, 2005 and 2004 are as follows:

	2006		2005		2004
Reversal of results recognized under Argentine GAAP (1)	Ps.	(450,274)	Ps.	641,103	Ps.	(166,294)
Recognition of results under US GAAP (2)		(7,888,508)		1,513,698		(2,407,935)

US GAAP adjustment	Ps.	(8,338,782)	Ps.	2,154,801	Ps.	(2,574,229)

(1)	Includes the reversal of results reported in “Net income from retained interest in securitized receivables” in the Company’s consolidated statements of income as well as the reversal of inflation accounting results reported within “Financial results, net” in the Company’s consolidated statements of income.
(2)	Primarily includes the gain or loss recorded on the sale of receivables plus unrealized losses on retained interests considered other-than-temporary.

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

The following summarizes the changes in the balance of the Company’s retained interests for the years ended June 30, 2006, 2005 and 2004:

	Cost		Estimated unrealized gain (loss)		Fair value
Balance at June 30, 2003	Ps.	1,976,942	Ps.	—	Ps.	1,976,942
Increase in retained interest		5,903,139		—		5,903,139
Change in unrealized gain		—		1,999,979		1,999,979

Balance at June 30, 2004	Ps.	7,880,081	Ps.	1,999,979	Ps.	9,880,060
Increase in retained interest		12,909,592		—		12,909,592
Liquidation of retained interests		(1,976,942)		—		(1,976,942)
Change in unrealized gain		—		2,187,057		2,187,057

Balance at June 30, 2005	Ps.	18,812,731	Ps.	4,187,036	Ps.	22,999,767
Increase in retained interest		10,833,191		—		10,833,191
Liquidation of retained interests		(11,999,233)		—		(11,999,233)
Change in unrealized gain		—		5,438,175		5,438,175

Balance at June 30, 2006	Ps.	17,646,689	Ps.	9,625,211	Ps.	27,271,900

(i) As the Company considered the decline in fair value as “other than temporary” unrealized losses at June 30, 2003 had been recognized in earnings. Unrealized gains for the years ended June 30, 2004, 2005 and 2006 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2006 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Rates including charges for losses	Ps.	(1,604,704)	Ps. (3,018,484)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

j)	Securitization Accounting (continued)

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

l)	Debtor’s accounting for a modification of convertible debt instruments

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

The terms of the convertible debt instrument were modified to extend the maturity date through July 19, 2014. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly the old instrument was not derecognized. The outstanding balance was reclassified to non-current in these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

l)	Debtor’s accounting for a modification of convertible debt instruments (continued)

Under US GAAP, in November 2006, the EITF reached a final consensus in EITF Issue 06-6 “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments”. EITF 06-6 reconsidered the original consensus in Issue 05-7 “Accounting for Modification to Conversion Options Embedded in Debt Instruments and Related Issues” that the change in fair value of an embedded conversion option should be included in the cash flow analysis under EITF Issue 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” in determining whether a debt instrument has been modified or extinguished. This Issue considers the accounting for a modification of debt terms (or exchange in debt instruments) when a change in the fair value of an embedded conversion option has occurred or an embedded conversion option has been added or eliminated from the debt instrument. This Issue also amended the guidance in EITF Issue 96-19.

The consensus stipulates that, in evaluating whether a convertible debt instrument has been modified or extinguished, three aspects of the modification (or exchange of debt instruments) must be considered.

1.	Change in cash flows: If the change in cash flows as prescribed by the analysis under Issue 96-19 is greater than 10% of the carrying value of the original debt instrument, the modification (or exchange of debt instruments) should be accounted for as an extinguishment. This test would not include any changes in fair value to the embedded conversion option.

2.	Change in fair value of the embedded conversion option: If the change in the fair value of the embedded conversion option is greater than 10% of the carrying value of the original debt instrument immediately before the change (or exchange of debt instruments), the modification (or exchange) should be accounted for as an extinguishment.

3.	Addition or removal of an embedded conversion option: The addition or removal of a substantive conversion option would automatically result in extinguishment accounting. Whether an embedded conversion option is substantive would be assessed as of the modification date and would be based on the definition of substantive in EITF Issue 05-1, “Accounting for the Conversion of an Instrument That Becomes Convertible upon the Issuer’s Exercise of a Call Option.”

Any one of the three criteria needs to be met to account for the modification of the debt instrument (or exchange of debt instruments) as an extinguishment. When the result of the three-pronged evaluation above results in a conclusion that a convertible debt instrument has been modified (and not extinguished), the Task Force affirmed as a final consensus that any increase in the fair value of the embedded conversion option should reduce the carrying value of the debt instrument (with a corresponding increase to additional paid-in capital), but any decrease in the fair value of the embedded conversion option is ignored.

Based on the analysis performed, neither of criteria 1, 2 or 3 above are met. Accordingly, the change of the debt instrument has not been accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital). This resulted in an increase in interest expense prospectively.

m)	Amortization of fees related to the Senior Notes

For the years ended June 30, 2005 and 2004, under Argentine GAAP, fees and expenses relating to the Senior Notes were amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs were amortized over the same period but using the effective interest method of amortization. The Senior Notes were paid in January and April, 2005.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

n)	Accounting for derivatives and hedging activities

As discussed in Notes 3.t. and 12, the Company has used certain financial instruments to lower its overall borrowing costs. As of June 30, 2006 and 2005, there were no outstanding derivative financial instruments.

Under Argentine GAAP, the Company applies Technical Resolution No. 20 (“RT 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT 20 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change.

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

As indicated in Note 3.x., under Argentine GAAP, asset tax credits are present-valued as of year-end. Under US GAAP, present valuing or discounting of these assets is precluded.

p)	Reversal of previously recognized impairment losses

As a result of increases in the fair market value of property and equipment and inventories, and as required by Argentine GAAP, during fiscal years 2004, 2005 and 2006 the Company partially reversed certain impairment losses that had been previously recognized during fiscal year 2002. Amounts reversed during fiscal years 2004, 2005 and 2006 amounted to Ps. 26.9 million, Ps. 13.1 million and Ps. 9.9 million, respectively, giving rise to higher depreciation charges under Argentine GAAP. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP for fiscal years 2004, 2005 and 2006 amounted to Ps. 2.5 million, Ps. 2.7 million and Ps. 4.7 million, respectively, and are shown netted against the reversal of impairment losses under Argentine GAAP.

q)	Reversal of gain from recognition of financial receivables at net realizable value

Under Argentine GAAP the Company has accounts receivables originated in financial transactions which are accounted at its net realizable value as of June 30, 2006.

Under US GAAP, those accounts receivable are accounted at fair value.

The difference between the net realizable value and the fair value of those financial accounts receivables as of June 30, 2006 is Ps. 8.2 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

r)	Deferred income tax

As discussed in Note 3.k, the Company records income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is not recoverable. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

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

Furthermore, the CNV issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively. Such resolutions have adopted, with certain modifications, the new accounting standards previously issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to be mandatorily applied for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006. The standards will be effective for the Company for the year ended June 30, 2007.

The most significant change included in the accounting standards adopted by the CNV relates to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent if this policy had been applied by the Company prior to the adoption of the standard. As such, the Company is allowed to continue treating differences as permanent. As of June 30, 2006, the estimated effect of treating differences as temporary will be a decrease in shareholders’ equity of approximately Ps. 150.4 million against retained earnings.

In addition, the US GAAP adjustment includes the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

s)	Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

a)	Disclosure of maturities of long-term debt

Scheduled maturities of the long-term debt for the next years (excluding current portion), as of June 30, 2006, are as follows:

2008	Ps.	64,736
2009		33,532
2014		145,755,576

	Ps.	145,853,844

b)	Disclosure of operating lease information

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

Included in lease revenues for the years ended June 30, 2006, 2005 and 2004 were contingent rentals of Ps. 40.9 million, Ps. 29.4 million and Ps. 16.6 million, respectively.

c)	Disclosure of related parties transactions

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

During the years ended June 30, 2004, 2005 and 2006 the Company made unconditional promises to give money to Fundación IRSA amounting to Ps. 2.4 million, Ps. 4.0 million and Ps. 2.5 million, respectively. Unconditional promises are paid in the year subsequent to the respective promise. At the date of issuance of these consolidated financial statements unconditional promises related to fiscal year 2006 have not yet been paid.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

c)	Disclosure of related parties transactions (continued)

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

Corporate services: In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, a program for partial operating integration was implemented on June 30, 2003 by the Company, Cresud and IRSA (the “Parties”). The areas now involved are Shared Corporate Services, Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Contracts, Operations, Internal Audit, and Delivery Services. This program was planned to reduce operating costs by optimizing the individual administrative efficiencies of each Party. On the basis of this program, the Parties entered into the Exchange of Operating Services Agreement on June 30, 2004, a two-year agreement (being renewed for an equal period of time unless any of the Parties decides to terminate it) by which tasks are performed by one or more Parties for the benefit of one or more other Parties in exchange for a fee to be paid primarily through the provision of services in other areas. The Company´s chairman is also chairman of Cresud and IRSA and the Company´s vice-chairman is also vice-chairman of Cresud and IRSA.

Options to Purchase Shares of Altocity.Com S.A.: see Note 19.I.i. for details.

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

Legal services: During the years ended June 30, 2006, 2005 and 2004, the law firm Zang, Bergel & Viñes provided the Company legal services amounting to Ps. 0.7 million, Ps. 0.5 million and Ps. 0.6 million, respectively. The Company’s Vice-Chairman Saúl Zang, and the alternate directors Juan M. Quintana and Juan C. Quintana Terán are members of the law firm Zang, Bergel & Viñes.

d)	Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133 superseded SFAS No. 105 and SFAS No. 119 and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 19.II.e) for details of concentration of credit risk.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

d)	Disclosure about fair value of financial instruments (continued)

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2006 and 2005 are as follows:

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

Retained interests in transferred credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2006 and 2005, the fair value of retained interests in transferred credit card receivables amounted to Ps. 27.3 million and Ps. 23.0 million, respectively.

Accounts and notes payable

The carrying amount of accounts and notes payable reported in the consolidated balance sheet approximates their fair value.

Short-term debt

The carrying amount of short-term debt reported in the consolidated balance sheet approximates fair value due to its short-term nature.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

d)	Disclosure about fair value of financial instruments (continued)

Long-term debt

As of June 30, 2006 and 2005, except for the Company´s Convertible Notes as discussed below, the carrying amount of long-term debt reported in the consolidated balance sheet approximates their fair value.

The fair value of the Company´s Convertible Notes was Ps. 976.6 million and Ps. 873.6 million as of June 30, 2006 and 2005, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the consolidated balance sheet approximates fair value due to their short-term nature.

e)	Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk primarily consist of cash and current investments. The Company places its cash and current investments in high quality financial institutions that are located in Argentina and in the United States of America. The Company’s policy is to limit the exposure with any one institution.

As of June 30, 2006 and 2005, approximately Ps. 52.0 million and Ps. 46.0 million included in the cash balances were held with 38 institutions, respectively. The Company has not experienced any significant losses in such accounts.

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

As of June 30, 2006 the Company has sold credit card receivables of Ps. 312.4 million through securitization transactions, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 48.1 million (equity value) and a Ps. 6.4 million escrow reserves for losses.

f)	Recently issued accounting standards

In May 30, 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, that replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement (1) requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, (2) defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity, (3) redefines restatement as the revising of previously issued financial statements to reflect the correction of an error, (4) requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle, (5) carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate and (6) carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This standard will be effective for the Company´s fiscal year ended June 30, 2007. The Company expects the adoption of this standard will not have a material effect on the Company´s financial position or results of its operations.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

f)	Recently issued accounting standards (continued)

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which resolves issues addressed in FASB SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. Among other things, it permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This standard will be effective for the Company’s fiscal year ended June 30, 2008. As of the date of these financial statements, the Company has not analyzed the impact, if any, that is standard will have on its financial position and results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”, which permits an entity to choose either the amortization method or fair value method for each class of separately recognized servicing assets and servicing liabilities. This statement is effective for an entity’s first fiscal year that begins after September 15, 2006. This standard will be effective for the Company’s fiscal year ended June 30, 2008. As of the date of these financial statements, the Company has not analyzed the impact, if any, that is standard will have on its financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions accounted for under SFAS No. 109 upon initial adoption. The standard will be effective for the Company’s fiscal year ended June 30, 2008. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently in the process of evaluating the provisions of FIN 48 and its impact, if any, on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”, which provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosures about the use of fair value to measure assets and liabilities. This statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets about a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within the hierarchy. While the statement does not add any new fair value measurements, it does change current practice. Changes to practice include (a) a requirement for an entity to include its own credit standing in the measurement of its liabilities, (b) a modification of the transaction price presumption, (c) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies, (d) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. This standard will be effective for the Company’s fiscal year ended June 30, 2009. As of the date of these financial statements, the Company has not analyzed the impact, if any, that is standard will have on its financial position and results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”), which expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB No. 108 is effective for the Company´s June 30, 2007 financial statements. The Company is currently evaluating the potential impact of SAB No. 108 on its consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

g)	Risks and uncertainties

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

Real estate market operating risks: The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition from other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed (General Paz Project, Caballito Project, Coto Residential Project and Rosario Project), could have a material adverse effect on the Company.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

h)	Statements of cash flows

Under Argentine GAAP, the Company is required to present the statement of cash flows in the primary financial statements in accordance with Technical Resolution No. 9, (“RT No. 9”), as amended. Guidance prescribed by RT No. 9 is similar in most respects to the guidelines set forth in SFAS No. 95, “Statements of Cash Flows” (“SFAS No. 95”).

Under US GAAP, the total amounts of cash and cash equivalents at the end of the year shown in the consolidated statement of cash flows are required to be the same amounts as similarly titled line items shown in the consolidated balance sheets, as those dates. Note 19 to the consolidated financial statements includes a reconciliation between the balances included as cash and banks in the consolidated balance sheets to the total amounts of cash and cash equivalents at the end of the year shown in the consolidated statement of cash flows.

As described in Note 3.b., under Argentine GAAP, the Company considers all highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents. Therefore, there are no differences in the type of items considered as cash equivalents under US GAAP. However, as discussed in Note 2.c., under Argentine GAAP, the Company consolidates the accounts of Metroshop S.A. on a pro rata basis. Under US GAAP, proportionate consolidation is not appropriate since the Company does not exercise control over these investments. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared using US GAAP numbers. In addition, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared using US GAAP numbers since each line item would exclude the pro rata equity interest of the accounts of Metroshop S.A.

The following table presents the cash flows from operating, investing and financing activities as well as the effects of inflation accounting and exchange rate changes on cash and cash equivalents that would be reported in the statement of cash flows using Argentine GAAP numbers but following the guidelines prescribed by SFAS No. 95. Therefore, the effect of the elimination of the proportionate consolidation has not been considered in the preparation of the following reconciliation:

	As of June 30,
	2006	2005	2004
Cash and banks	38,222,036	24,961,116	43,925,295
Current investments	32,250,484	41,712,702	31,348,394

Total cash and banks and current investments as per balance sheet	70,472,520	66,673,818	75,273,689
Less: Items not considered cash and cash equivalents
- Retained interests in transferred credit card receivables	(10,318,797)	(10,411,456)	(6,676,928)
- Mortgage bonds issued by Banco Hipotecario S.A.	(2,170,258)	(2,841,985)	—
- Government bonds	(1,254,485)	(3,483,037)	(300,294)
- Trust debt securities	(324,325)	—	—
- Others	—	(222,860)	—

Cash and cash equivalents as shown in the statement of cash flows	56,404,655	49,714,480	68,296,467

Under Argentine GAAP, cash flow from purchases, sales and maturities of available-for-sale securities were reported as operating activities. Under US GAAP, these transactions would be classified as cash flows from investing activities. Also, under Argentine GAAP neither the effect of exchange rate changes on cash and cash equivalents, nor the effects of inflation were disclosed by presenting additional cash flow statement categories as required by US GAAP.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

h)	Statements of cash flows (continued)

	Year ended June 30,
	2006		2005		2004
Net cash provided by operating activities	Ps.	169,521,946	Ps.	95,239,538	Ps.	76,533,593
Net cash used in investing activities		(124,023,513)		(61,390,153)		(17,898,672)
Net cash used in financing activities		(39,952,398)		(52,205,675)		(20,603,120)
Effect of exchange rate changes on cash and cash equivalents		1,144,140		(225,697)		1,977,347

i)	Earnings per share

Under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 13 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128). See Note 3.z., for details.

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2006		2005		2004
Numerator:
Net income available to common shareholders	Ps.	47,007,816	Ps.	36,168,969	Ps.	7,251,101
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		14,406,991		12,217,475		14,283,721
Foreign currency exchange loss (gain) on convertible debt		9,408,565		(2,999,252)		7,857,459
Income tax effects		(8,319,325)		(3,226,378)		(7,749,413)

Net income available to common shareholders plus assumed conversions	Ps.	62,504,047	Ps.	42,160,814	Ps.	21,642,868

Denominator:
Weighted-average number of shares outstanding		780,432,065		777,017,782		716,436,002
Plus: incremental shares of assumed conversions:
Convertible debt		1,363,565,610		1,365,009,110		1,451,354,820

Adjusted weighted-average number of shares	Ps.	2,143,997,675	Ps.	2,142,026,892		2,167,790,822

Basic and diluted EPS:
Basic net income per common share	Ps.	0.06	Ps.	0.05	Ps.	0.01
Diluted net income per common share		0.03		0.02		0.01

j)	Severance indemnities

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

k)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified either as current or non-current, principally depending on the expected settlement dates. Under US GAAP, real estate enterprises generally do not present a classified balance sheet.

Under Argentine GAAP, the net deferred tax position by company has been classified as a non-current other receivable or as a non-current tax payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2006 and 2005, Ps. 7.7 million and Ps. 5.4 million, respectively, would have been classified as current assets; Ps. 3.7 million and Ps. 5.2 million, respectively, would have been classified as non-current assets; and Ps. 16.5 million and Ps. 9.5 million, respectively, would have been classified as non-current liabilities. As of June 30, 2006, Ps. 0.7 would have been classified as current liabilities.

l)	Statement of income classification differences

Gross vs. net presentation

As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. The Company does not charge any mark up on reimbursable costs. These expenses are incurred and paid by the Company and then passed through to tenants as reimbursable costs.

Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the financial statements. However, Note 4.d. shows the total amount of expenses passed through to tenants by expense category with the corresponding offsetting amount therefore having no impact in the consolidated costs of the Company. No amount is shown as revenues.

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 87.9 million, Ps. 64.8 million and Ps. 56.5 million for the years ended June 30, 2006, 2005 and 2004, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Net revenues under US GAAP would have been Ps. 449.3 million, Ps. 295.0 million and Ps. 199.8 million for the years ended June 30, 2006, 2005 and 2004, respectively.

As discussed in Note 3.a., certain of the Company’s lease contracts provide for the payment of additional rent based on a percentage of the tenant’s revenues. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, the Company does not have the inherent estimation process of a lessor that determines additional rent less frequently. Under both Argentine GAAP and US GAAP, these contingent rents are not recognized until the required thresholds are exceeded.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

l)	Statement of income classification differences (continued)

Operating income

Under US GAAP, certain expense and/or income items included in the Argentine GAAP financial statements of the Company within “Other expenses, net” and “Financial results, net” would have been included in the determination of operating income. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other expenses, net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded. Operating income under US GAAP but using Argentine GAAP numbers would have been Ps. 113.4 million, Ps. 85.9 million and Ps. 41.5 million for the years ended June 30, 2006, 2005 and 2004, respectively.

m) Equity investments

The Company uses the equity method of accounting for its investments over which the Company exercises significant influence. As such, these investments are recorded at the amount of the underlying equity in their net assets and adjusted to recognize the Company’s share of the undistributed earnings or losses. The Company’s share of the losses of these companies was Ps. 0.7 million, Ps. 0.7 million and Ps. 1.1 million during the years ended June 30, 2006, 2005 and 2004, respectively, and its investments in these companies totaled Ps. 0.1 million at June 30, 2006 and Ps. 0.8 million at June 30, 2005. Summarized financial information of these affiliates (on a 100% basis) is as follows:

Mendoza Plaza Shopping S.A. (i)
	For the year ended June 30, 2004
Revenues	Ps.	8,998,280
Operating income		4,873,790
Net loss	Ps.	(1,367,331)

(i)	During the year ended June 30, 2005 the Company increased its ownership interest in Mendoza Plaza Shopping S.A. (“Mendoza Plaza Shopping”) from 18.9% to 85.4% through a series of transactions. For details, see Note 2.h. As a result of gaining control, the results of operations of Mendoza Plaza Shopping were included in the consolidated statement of income as from October 1, 2004.

E-Commerce Latina
	As of June 30,
	2006		2005
Current assets	Ps.	1,547,667	Ps.	1,155,517
Non-current assets		1,675,012		1,814,958

Total assets		3,222,679		2,970,475

Current liabilities		2,963,222		1,323,470
Non-current liabilities		500		30,277

Total liabilities		2,963,722		1,353,747

Minority interest		5		20

Shareholders’ equity	Ps.	258,952	Ps.	1,616,708

	For the year ended June 30,
	2006		2005		2004
Revenues	Ps.	5,593,472	Ps.	2,636,028	Ps.	1,684,519
Operating loss		(1,298,919)		(1,287,525)		(2,171,410)
Net loss	Ps.	(1,357,755)	Ps.	(1,253,367)	Ps.	(2,928,342)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

m)	Equity investments (continued)

As of June 30, 2006 and 2005 accumulated losses of E-Commerce Latina totaled Ps. 1.4 million and Ps. 42.4 million, respectively. On February 6, 2006 the Extraordinary Shareholders’ Meeting approved a capital increase for the amount of Ps. 22,010,575 through the capitalization of additional paid-in-capital. The Company issued 22,010,575 nominative common stock of Ps. 1 nominal value each and 1 vote per share. As a result, the capital stock increased to Ps. 22,034,275.

Because of the fact that the Company’s accumulated losses as of June 30, 2005 amounted to Ps. 42,373,308, the shareholders approved unanimously the absorption of the additional paid-in-capital, the Integral Adjustment and capital stock, and consequently the capital stock amounted to Ps. 1,616,708 as of June 30, 2006, which represented 1,616,708 nominative common stock of Ps. 1 nominal value each with right to one vote per share.

n)	Investments in debt and equity securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified its investments in mutual funds as well as its investments in government and mortgage bonds outstanding at June 30, 2006 and 2005 as available-for-sale securities. At June 30, 2003 certain government bonds had been classified as held-to-maturity since the Company had the intent and ability to hold such securities until maturity. The following are additional disclosure requirements in accordance with SFAS No. 115:

Available-for-sale securities

The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2006 and 2005 were as follows:

	2006			2005
Instrument	Cost	Unrealized gain	Fair value	Cost	Unrealized gain	Market value
Mutual funds	13,736,601	244,200	13,980,801	18,571,509	143,167	18,714,676
Mortgage bonds	2,181,322	(11,064)	2,170,258	2,762,353	79,632	2,841,985
Government bonds	1,221,092	33,394	1,254,486	3,476,659	6,378	3,483,037

Proceeds from sales of investment securities available-for-sale during the years ended June 30, 2006 and 2005 were Ps. 245.6 million and Ps. 202.2 million, respectively. Gross gains of Ps. 1.9 million and Ps. 0.5 million for the years ended June 30, 2006 and 2005, respectively, were realized on those sales.

o)	Comprehensive income (loss)

On July 1, 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

o)	Comprehensive income (loss) (continued)

standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Year ended June 30,
	2006	2005	2004
Net income under US GAAP	Ps. 47,007,816	Ps. 36,168,969	Ps. 7,251,101
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities of consolidated subsidiaries (net of minority interest and income taxes of Ps. 29,449 and Ps. 16,812, respectively, for 2006; Ps. (5,055) and Ps. 29,771, respectively, for 2005; and Ps. 21,605 and Ps. 55,976, respectively, for 2004)	1,773	60,344	(82,349)
Net change in unrealized holding gain on retained interests in transferred credit card receivables (net of income taxes and minority interest of Ps. 1,903,361 and Ps. 706,483 respectively, for 2006; Ps. 765,471 and Ps. 284,317, respectively, for 2005; and Ps. 699,993 and Ps. 259,997, respectively, for 2004)	2,828,331	1,137,269	1,039,989

Comprehensive income	Ps. 49,837,920	Ps. 37,366,582	Ps. 8,208,741

	As of June 30,
	2006	2005	2004
Unrealized holding gains on available-for-sale securities of consolidated subsidiaries	138,833	137,060	76,716
Unrealized holding gains on retained interests in transferred credit card receivables	5,005,589	2,177,258	1,039,989

Accumulated other comprehensive income	Ps. 5,144,422	Ps. 2,314,318	Ps. 1,116,705

p)	Pro-rata consolidation of Metroshop S.A.

As discussed in Note 2.c. under Argentine GAAP the Company consolidates the accounts of Metroshop S.A. on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over the subsidiary.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

p)	Pro-rata consolidation of Metroshop S.A. (continued)

Presented below is the consolidated condensed information of the Company at June 30, 2006 and 2005 considering Metroshop S.A. as an equity investee:

	As of and for the year ended June 30, 2006
	As reported	Elimination of Metroshop S.A. accounts	Inclusion of Metroshop S.A. as an equity investee	As adjusted
Current assets	213,703,570	1,223,554	—	214,927,124
Non-current assets	1,141,341,918	(1,357,625)	—	1,139,984,293

Total assets	1,355,045,488	(134,071)	—	1,354,911,417

Current liabilities	293,556,844	(211,947)	—	293,344,897
Non-current liabilities	224,658,434	—	77,876	224,736,310

Total liabilities	518,215,278	(211,947)	77,876	518,081,207

Minority interest	29,989,705	—	—	29,989,705
Shareholders’ equity	806,840,505	—	—	806,840,505

Revenues	361,355,913	(1,684,494)	—	359,671,419
Gross profit	221,986,135	(926,859)	—	221,059,276
Net income	44,679,032	—	—	44,679,032

	As of and for the year ended June 30, 2005
	As reported	Elimination of Metroshop S.A. accounts	Inclusion of Metroshop S.A. as an equity investee	As adjusted
Current assets	155,833,107	(12,609)	—	155,820,498
Non-current assets	1,092,061,711	(298,702)	57,246	1,091,820,255

Total assets	1,247,894,818	(311,311)	57,246	1,247,640,753

Current liabilities	178,562,077	(254,065)	—	178,308,012
Non-current liabilities	250,906,672	—	—	250,906,672

Total liabilities	429,468,749	(254,065)	—	429,214,684

Minority interest	27,418,496	—	—	27,418,496
Shareholders’ equity	791,007,573	—	—	791,007,573

Revenues	230,157,321	(329,431)	—	229,827,890
Gross profit	137,646,955	(107,030)	—	137,539,925
Net income	33,255,400	—	—	33,255,400

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

q)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2006 prepared in accordance with SEC S-X 12-28.

Description	Encumbrances	Land		Buildings and improvement		Impairment		Transfers		Improvements		Total buildings and improvements		Total		Accumulated depreciation		Date of construction	Date acquired	Life on which depreciation in latest statements of income is computed
Shopping centers:
- Abasto		Ps.	9,752,107	Ps.	242,070,365	Ps.	—	Ps.	(142,141)	Ps.	511,893	Ps.	242,440,117	Ps.	252,192,224	Ps.	63,818,261	November, 1998	n/a	31
- Alto Palermo			8,693,768		396,969,229		—		—		1,154,700		398,123,929		406,817,697		213,308,549	October, 1990	November, 1997 and March, 1998	26
- Alto Avellaneda			17,348,759		146,016,597		—		—		2,962,833		148,979,430		166,328,189		79,648,106	October, 1995	November and December, 1997	19
- Paseo Alcorta			8,066,295		97,484,793		—		—		422,159		97,906,952		105,973,247		43,711,088	June, 1992	June, 1997	22
- Alto Noa			356,752		42,714,140		—		(1,000)		753,440		43,466,580		43,823,332		14,201,824	September, 1994	March,1995, September, 1996 and January, 2000	23
- Patio Bullrich			8,418,811		151,315,576		—		—		532,141		151,847,717		160,266,528		50,857,430	September, 1988	October, 1998	23
- Buenos Aires Design			—		48,937,339		—		(6,722)		55,518		48,986,135		48,986,135		30,469,490	Between November and December, 1993	November, 1997	20
- Alto Rosario			25,686,165		59,740,118		—		(64,790)		1,117,540		60,792,868		86,479,033		3,307,709	November, 2004	n/a	28
- Mendoza Plaza Shopping			10,530,066		93,925,958		—		—		8,068,921		101,994,879		112,524,945		23,924,146	June, 1994	December, 2004	22
Rosario Project (Museo de los niños)			—		—		—		—		3,990,275		3,990,275		3,990,275		—	Under construction	n/a	n/a
Neuquén	Mortgage		3,313,623		8,852,212		(2,153,984)		—		—		6,698,228		10,011,851		—	Under construction	September, 1999	n/a
Other			965,445		9,047,757		—		—		—		9,047,757		10,013,202		711,611	n/a	n/a	n/a

Total		Ps.	93,131,791	Ps.	1,297,074,084	Ps.	(2,153,984)	Ps.	(214,653)	Ps.	19,569,420	Ps.	1,314,274,867	Ps.	1,407,406,658	Ps.	523,958,214

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

q)	Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2006		2005
Balance, beginning of the year	Ps.	1,399,133,239	Ps.	1,260,800,458
Additions during the year:
Improvements		19,569,420		36,135,611
Transfers from intangible assets		—		—
Transfers from other fixed assets		—		13,101,775
Acquisition of Mendoza Plaza Shopping S.A. (3)		—		82,173,858
Transfers from non-current investments (3)		—		2,240,615
Transfers from other receivables (4)		—		103,318
Amortization of impairment		120,999		580,775
Recovery of impairment (1) (2)		3,311,966		9,902,046

	Ps.	1,422,135,624	Ps.	1,405,038,456

Deductions during the year:
Transfers to other fixed assets		—		(467,435)
Damage in Alto Avellaneda Shopping		(13,438,300)		—
Sale of real estate		(1,076,013)		—
Transfers from other receivables		(64,790)		—
Transfers to work-in-progress leasehold improvements		(6,722)		—
Transfers to facilities		(143,141)		—
Transfers to inventory (2)		—		(3,311,599)
Transfers to intangible assets (2)		—		(2,126,183)

	Ps.	(14,728,966)	Ps.	(5,905,217)

Balance, end of the year	Ps.	1,407,406,658	Ps.	1,399,133,239

(1)	As of June 30, 2005 includes Ps. 3,042,502 related to Alto Noa, Ps. 4,304 related to Neuquén, Ps. 6,579,450 related to Mendoza Plaza Shopping and Ps. 275,790 related to other properties.
(2)	As of June 30, 2006 includes Ps. 24,832 related to Neuquén and Ps. 3,287,134 related to Alto Rosario.
(3)	Related to the acquisition of Mendoza Plaza Shopping.
(4)	Reclassified from other receivables.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

r)	Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2006 prepared in accordance with SEC S-X 12-29.

	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of receivables subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None		127,676		80,189	None
Customer B	16%	December 2014	Monthly	None		79,960		65,268	None
Customer C	14%	May 2014	Monthly	None		77,163		104,318	None
Customer D	12%	September 2009	Monthly	None		76,000		35,802	None
Customer E	12%	April 2015	Monthly	None		72,801		58,438	None
Customer F	14%	June 2014	Monthly	None		70,165		98,819	None
Customer G	14%	June 2009	Monthly	None		70,000		110,246	None
Customer H	14%	July 2009	Monthly	None		60,368		97,117	None
Customer I	15%	May 2009	Monthly	None		59,200		30,708	None
Customer J	14%	April 2014	Monthly	None		57,802		44,879	None
Customer K	16%	February 2010	Monthly	None		57,539		34,536	None
Customer L	12%	April 2015	Monthly	None		53,173		42,082	None
Customer M	14%	February 2014	Monthly	None		49,908		61,564	None
Mortgage Receivables under Ps. 30,000	16%	September 2009	Monthly	None		20,000		16,846	None
Mortgages Receivables Ps. 30,000-Ps. 49,999	14-17%	September 2007- September 2009 - January 2011	Monthly	None		124,226		53,373	None
Mortgages Receivables Ps. 50,000-Ps. 69,999	14%	July 2014	Monthly	None		52,000		14,815	None
Mortgages receivables Ps.70,000-Ps.89,999	16%	December 2006	Monthly	None		84,750		9,645	None

					Ps.	1,192,731	Ps.	958,645

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

r)	Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivable is as follows:

	Years ended June 30,
	2006		2005
Balance, beginning of the year	Ps.	1,122,500	Ps. 1,166,708
Deductions during the year:
Collections of principal		(163,855)	(44,208)

Balance, end of year	Ps.	958,645	Ps. 1,122,500

20.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Goodwill, net

d.	Allowances and provisions

e.	Cost of leases and services, credit card operations and others

f.	Foreign currency assets and liabilities

g.	Other expenses

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

a.	Fixed assets, net

	Original value										Depreciation
Principal account	Value as of beginning of year		Additions		Deductions		Transfers		Value as of end of year		Accumulated as of beginning of year		Current year						Accumulated as of end of year
													Increase (Decrease)		Transfers		Amount
Properties:
Shopping Centers:
-Abasto	Ps.	251,822,472	Ps.	276,974	Ps.	—	Ps.	78,518	Ps.	252,177,964	Ps.	56,023,232	Ps.	—	Ps.	—	Ps.	7,795,029	Ps.	63,818,261
-Alto Palermo		405,662,997		1,158,361		—		—		406,821,358		194,840,745		—		—		18,467,804		213,308,549
-Alto Avellaneda		176,803,656		2,571,410		(13,438,300)		—		165,936,766		78,054,108		(7,044,621)		—		8,638,619		79,648,106
-Paseo Alcorta		105,551,088		419,879		—		—		105,970,967		39,735,136		—		—		3,975,952		43,711,088
-Alto NOA		43,070,892		49,887		—		97,525		43,218,304		12,187,543		—		—		2,014,281		14,201,824
-Buenos Aires Design		48,937,339		55,518		—		(6,722)		48,986,135		28,002,088		—		—		2,467,402		30,469,490
-Patio Bullrich		159,476,014		582,076		—		—		160,058,090		44,132,039		—		—		6,725,391		50,857,430
-Alto Rosario		85,426,283		1,145,121		(27,581)		(64,790)		86,479,033		1,191,475		—		—		2,116,234		3,307,709
-Mendoza Plaza Shopping		104,456,024		8,068,921		—		—		112,524,945		20,750,204		—		—		3,173,942		23,924,146
-Neuquén		10,321,414		—		—		—		10,321,414		—		—		—		—		—
Other		11,089,213		—		(1,076,011)		—		10,013,202		799,634		(172,178)		—		84,155		711,611
Leasehold improvements		6,087,074		1,618,516		(11,234)		756,542		8,450,898		4,657,942		(13,468)		—		797,896		5,442,370
Facilities		34,828,293		2,201,857		(66,208)		143,141		37,107,083		20,801,919		(30,747)		—		2,166,527		22,937,699
Furniture and fixtures		16,658,755		1,613,367		(2,841)		1,795		18,271,076		11,929,857		(2,004)		—		1,200,556		13,128,409
Vehicles		205,933		—		—		—		205,933		104,970		—		—		25,241		130,211
Computer equipment		19,913,535		2,736,587		(16,936)		—		22,633,186		16,004,606		(13,735)		—		2,379,402		18,370,273
Software		5,467,442		2,439,451		—		—		7,906,893		4,691,481		—		—		527,930		5,219,411
Work-in-progress:
-Leasehold improvements		—		1,328,514		—		(319,184)		1,009,330		—		—		—		—		—
-Rosario		—		2,767,603		—		—		2,767,603		—		—		—		—		—
-Neuquén		1,844,421		—		—		—		1,844,421		—		—		—		—		—
-Patio Bullrich		258,373		4,684		(54,619)		—		208,438		—		—		—		—		—
-Tarshop		749,820		—		—		(749,820)		—		—		—		—		—		—
Other		1,572		—		—		—		1,572		1,572		—		—		—		1,572
-Suppliers advances-Rosario		—		1,222,672		—		—		1,222,672		—		—		—		—		—

Total as of June 30, 2006	Ps.	1,488,632,610	Ps.	30,261,398	Ps.	(14,693,730)	Ps.	(1) (62,995)	Ps.	1,504,137,283	Ps.	533,908,551	Ps.	(7,276,753)	Ps.	—		Ps. (5) 62,556,361	Ps.	589,188,159

Total as of June 30, 2005	Ps.	1,318,745,059	Ps.	(4) 166,084,010	Ps.	—	Ps.	(7) 3,803,541	Ps.	1,488,632,610	Ps.	445,123,585	Ps.	(2) 28,875,471	Ps.	(3) 1,644,539		Ps. (6) 58,264,956	Ps.	533,908,551

			Net carrying value as of June 30,
Principal account	Impairment		2006		2005

Properties:
Shopping Centers:
-Abasto	Ps.	—	Ps.	188,359,703	Ps.	195,799,240
-Alto Palermo		—		193,512,809		210,822,250
-Alto Avellaneda		—		86,288,660		98,749,548
-Paseo Alcorta		—		62,259,879		65,815,952
-Alto NOA		—		29,016,480		30,883,349
-Buenos Aires Design		—		18,516,645		20,935,251
-Patio Bullrich		—		109,200,660		115,343,975
-Alto Rosario		—		83,171,324		80,826,675
-Mendoza Plaza Shopping		—		88,600,799		83,705,820
-Neuquén		2,153,984		8,167,430		8,142,598
Other		—		9,301,591		10,289,581
Leasehold improvements		—		3,008,528		1,429,132
Facilities		—		14,169,384		14,026,374
Furniture and fixtures		—		5,142,667		4,728,898
Vehicles		—		75,722		100,963
Computer equipment		—		4,262,913		3,908,929
Software		—		2,687,482		775,961
Work-in-progress:
-Leasehold improvements		—		1,009,330		—
-Rosario		—		2,767,603		—
-Neuquén		—		1,844,421		1,844,421
-Patio Bullrich		—		208,438		258,373
-Tarshop		—		—		749,820
Other		—		—		—
-Suppliers advances-Rosario		—		1,222,672		—

Total as of June 30, 2006		Ps. (8) 2,153,984	Ps.	912,795,140	Ps.	—

Total as of June 30, 2005		Ps. (9) 5,586,949	Ps.	—	Ps.	949,137,110

(1)	Includes Ps. (71,092) reclassified to Other receivables and Ps. 8,097 reclassified from Other investments.
(2)	Related to the acquisition of Mendoza Plaza Shopping.
(3)	Reclassified from non-Current investment.
(4)	Includes Ps. 114,550,434 related to the acquisition of Mendoza Plaza Shopping.
(5)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses” (Note 20.g), except for Ps. 301,312 passed-through to tenants.
(6)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses” (Note 20.g), except for Ps. 234,488 passed-through to tenants.
(7)	Includes Ps. 2,126,183 reclassified to Intangible assets, Ps. 3,311,599 reclassified to Inventory, Ps. 103,318 reclassified from Other receivables and Ps. 9,138,005 reclassified from non-Current investment.
(8)	Net of the depreciation of the year of Ps. 120,999. See Note 20.d.
(9)	Net of the depreciation of the year of Ps. 580,775.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

b.	Intangible assets, net

	Original value										Amortization										Net carrying value as of June 30,
													Current year
Principal account	Value as of beginning of year		Additions		Deductions		Transfers		Value as of end of year		Accumulated as of beginning of year		Increase (Decrease)		Amount (1)		Accumulated as of end of year		Impairment		2006		2005
Trademarks	Ps.	586,002	Ps.	—	Ps.	—	Ps.	—	Ps.	586,002	Ps.	359,161	Ps.	—	Ps.	49,988	Ps.	409,149	Ps.	362	Ps.	176,491	Ps.	226,841
Preoperating expenses		14,620,344		50,000		(4,833)		(11,800)		14,653,711		10,106,909		—		1,501,017		11,607,926		—		3,045,785		4,158,388

Total as of June 30, 2006	Ps.	15,206,346	Ps.	50,000	Ps.	(4,833)	Ps.	(3) (11,800)	Ps.	15,239,713	Ps.	10,466,070	Ps.	—	Ps.	1,551,005	Ps.	12,017,075	Ps.	(8) 362	Ps.	3,222,276	Ps.	—

Total as of June 30, 2005	Ps.	5,884,265	Ps.	(6) 8,104,924	Ps.	(319,581)	Ps.	(2) 1,536,738	Ps.	15,206,346	Ps.	3,670,157	Ps.	(7) 5,750,191	Ps.	(4) 1,045,722	Ps.	10,466,070	Ps.	(5) 355,047	Ps.	—	Ps.	4,385,229

(1)	The allocation of annual amortization charges in the statements of income is included in “Other expenses” (Note 20.g).
(2)	Includes Ps. 1,555,070 reclassified from fixed assets and Ps. 18,332 reclassified to Inventory.
(3)	Reclassified to Other receivables.
(4)	Includes Ps. 4,582 allocated in “Net income (loss) in credit card trust”.
(5)	Net of the amortization of the year of Ps. 123,160.
(6)	Includes Ps. 6,081,806 related to the acquisition of Mendoza Plaza Shopping.
(7)	Includes Ps. 6,069,772 related to the acquisition of Mendoza Plaza Shopping.
(8)	Net of the amortization of the year of Ps. 152,163. See Note 20.d.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

c.	Goodwill, net

	Original value						Amortization						Net carrying value as of June 30,
Principal account	Value as of beginning of year		Additions		Value as of end of year		Accumulated as of beginning of year		Amount (1)		Accumulated as of end of year		2006		2005
- Old Alto Palermo	Ps.	24,628,438	Ps.	—	Ps.	24,628,438	Ps.	19,087,041	Ps.	2,462,843	Ps.	21,549,884	Ps.	3,078,554	Ps.	5,541,397
- Tarshop S.A.		2,422,536		—		2,422,536		1,695,776		242,253		1,938,029		484,507		726,760
- Fibesa S.A.		21,217,024		—		21,217,024		10,608,511		2,053,259		12,661,770		8,555,254		10,608,513
- Ersa S.A.		—		(579,074)		(579,074)		—		(18,680)		(18,680)		(560,394)		—

Total as of June 30, 2006	Ps.	48,267,998	Ps.	(579,074)	Ps.	47,688,924	Ps.	31,391,328	Ps.	4,739,675	Ps.	36,131,003	Ps.	11,557,921	Ps.	—

Total as of June 30, 2005	Ps.	48,267,998	Ps.	—	Ps.	48,267,998	Ps.	26,564,530	Ps.	4,826,798	Ps.	31,391,328	Ps.	—	Ps.	16,876,670

(1)	The allocation of annual amortization charges in the statements of income is included in “Amortization of goodwill”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

d.	Allowances and provisions

Item	Balances as of beginning of year		Transfers		Additions		Deductions		Carrying value as of June 30,
									2006		2005		2004
Deducted from current assets:
Allowance for doubtful accounts	Ps.	37,367,227	Ps.	—	Ps.	(1) 13,173,326	Ps.	(8) (7,105,360)	Ps.	43,435,193	Ps.	37,367,227	Ps.	34,061,561

Total as of June 30, 2006	Ps.	37,367,227	Ps.	—	Ps.	13,173,326	Ps.	(7,105,360)	Ps.	43,435,193	Ps.	—	Ps.	—

Total as of June 30, 2005	Ps.	34,061,561	Ps.	4,478,645	Ps.	6,590,250	Ps.	(7,763,229)	Ps.	—	Ps.	37,367,227	Ps.	—

Total as of June 30, 2004	Ps.	45,332,888	Ps.	—	Ps.	233,751	Ps.	(11,505,078)	Ps.	—	Ps.	—	Ps.	34,061,561

Deducted from non-current assets:
Allowance for doubtful accounts	Ps.	969,219	Ps.	—	Ps.	(1) 363,599	Ps.	—	Ps.	1,332,818	Ps.	969,219	Ps.	44,964
Allowance for doubtful mortgage receivable		2,208,275		—		—		—		2,208,275		2,208,275		2,208,275
Impairment of inventory		—		—		205,599		—		205,599		—		500,134
Impairment of fixed assets		5,586,949		—		—		(7) (3,432,965)		2,153,984		5,586,949		9,262,308
Impairment of intangible assets		355,047		—		362		(6) (355,047)		362		355,047		478,206
Impairment of non-current investments		7,983,469		—		190,000		(5) (7,983,469)		190,000		7,983,469		17,481,868

Total as of June 30, 2006	Ps.	17,102,959	Ps.	—	Ps.	759,560	Ps.	(11,771,481)	Ps.	6,091,038	Ps.	—	Ps.	—

Total as of June 30, 2005	Ps.	29,975,755	Ps.	—	Ps.	924,256	Ps.	(13,797,052)	Ps.	—	Ps.	17,102,959	Ps.	—

Total as of June 30, 2004	Ps.	59,165,065	Ps.	—	Ps.	—	Ps.	(29,189,310)	Ps.	—	Ps.	—	Ps.	29,975,755

Included in current liabilities:
Provision for contingencies	Ps.	2,032,500	Ps.	—	Ps.	(3) 506,714	Ps.	(2) (2,032,500)	Ps.	506,714	Ps.	2,032,500	Ps.	—

Total as of June 30, 2006	Ps.	2,032,500	Ps.	—	Ps.	506,714	Ps.	(2,032,500)	Ps.	506,714	Ps.	—	Ps.	—

Total as of June 30, 2005	Ps.	—	Ps.	2,032,500	Ps.	—	Ps.	—	Ps.	—	Ps.	2,032,500	Ps.	—

Total as of June 30, 2004	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—

Included in non-current liabilities:
Provision for contingencies	Ps.	10,606,121	Ps.	—	Ps.	(3) 791,469	Ps.	(4) (730,281)	Ps.	10,667,309	Ps.	10,606,121	Ps.	5,995,698

Total as of June 30, 2006	Ps.	10,606,121	Ps.	—	Ps.	791,469	Ps.	(730,281)	Ps.	10,667,309	Ps.	—	Ps.	—

Total as of June 30, 2005	Ps.	5,995,698	Ps.	(2,032,500)	Ps.	6,879,052	Ps.	(236,129)	Ps.	—	Ps.	10,606,121	Ps.	—

Total as of June 30, 2004	Ps.	3,927,125	Ps.	—	Ps.	2,174,327	Ps.	(105,754)	Ps.	—	Ps.	—	Ps.	5,995,698

(1)	Includes Ps. 13,536,925 allocated in “Selling Expenses” and Ps. 2,639,569 related to the allowance of the cancelled trusts in the period (Series VI, VII, IX, XII y XIII).
(2)	Corresponds to payments made during the year.
(3)	Includes Ps. 236,945 shown in Note 8 Other expenses, net and 964,514 shown in Note 20.g. “Other expenses”.
(4)	Includes utilization of the year of Ps. 633,557 and recovery of provision of Ps. 96,724.
(5)	Includes utilization of the year of Ps. 1,603,963 and recovery of impairment of Ps. 6,379,506.
(6)	Includes amortization of the year of Ps. 152,163 and recovery of impairment of Ps. 202,884.
(7)	Includes Ps. 3,311,966 related to recovery of impairment and Ps. 120,999 related to amortization of the year.
(8)	Related to off set of the year.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

e.	Cost of leases and services, credit card operations and others

	Year ended June 30,
	2006	2005	2004
I. Cost of leases and services
Expenses (Note 20.g)	76,634,274	69,203,912	61,406,872

Cost of leases and services	Ps. 76,634,274	Ps. 69,203,912	Ps. 61,406,872

II. Cost of credit card operations
Expenses (Note 20.g)	43,933,220	23,101,868	11,965,061

Cost of credit card operations	Ps. 43,933,220	Ps. 23,101,868	Ps. 11,965,061

III. Cost of others
Inventory as of the beginning of the years	Ps. 18,936,565	Ps. 18,325,323	Ps. 16,709,201
Plus:
Purchases of the years	1,497,876	1,536,418	24,928
Expenses (Note 20.g)	753,752	127,510	28,440
(Increase) / Recovery of impairment of inventory	(205,599)	500,134	1,591,194
Transfers (1)	2,311,304	(1,348,234)	—
Gains from valuation of inventories at net realizable value	3,497,632	—	—
Less:

Inventory as of the end of the years	(7,989,246)	(18,936,565)	(18,325,323)

Cost of others	Ps. 18,802,284	Ps. 204,586	Ps. 28,440

Total cost	Ps. 139,369,778	Ps. 92,510,366	Ps. 73,400,373

(1)	For the year ended June 30, 2006, includes Ps. (1,516,129) related to transfers of the cost of marketing merchandise shown in Note 4.d. and Ps. 3,827,433 reclassified to other investments. For the year ended June 30, 2005, includes Ps. (1,348,234) related to transfers of the cost of marketing merchandise shown in Note 4.d.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

f.	Foreign currency assets and liabilities

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current exchange rate	2006		2005
Assets
Current assets
Cash and banks	US$	8,960,823	3.0460	Ps.	27,294,672	Ps.	13,483,928
Cash and banks	EURO	303,632	3.8916		1,181,616		1,057,423
Other investments, net	US$	45,000	(1)		41,850		38,478
Accounts receivable, net	US$	2,097,000	3.0460		6,387,462		—
Other receivables and prepaid expenses	US$	3,015,000	3.0460		9,183,690		—

Total current assets		14,421,455		Ps.	44,089,290	Ps.	14,579,829

Accounts receivable, net	U$S	3,992,573	3.0460		12,161,380		—

Total non-current assets.		3,992,573			12,161,380		—

Total assets as of June 30, 2006		18,414,028		Ps.	56,250,670	Ps.	—

Total assets as of June 30, 2005.		5,057,121		Ps.	—	Ps.	14,579,829

Liabilities
Current liabilities
Trade accounts payable	US$	331,808	3.0860	Ps.	1,023,961	Ps.	971,616
Customer advances	EURO	600,000	3.9430		2,365,800		1,046,520
Short-term debt	US$	7,009,794	3.0860		21,632,224		20,028,675
Related parties	US$	320,369	3.0860		988,660		773,410

Total current liabilities		8,261,971		Ps.	26,010,645	Ps.	22,820,221

Non current liabilities
Trade accounts payable	US$	327,333	3.0860	Ps.	1,010,150	Ps.	1,870,602
Long-term debt	US$	47,262,526	3.0860		145,852,155		150,191,464
Related parties	US$	300,000	3.0860		925,800		1,732,200

Total non-current liabilities		47,889,859		Ps.	147,788,105	Ps.	153,794,266

Total liabilities as of June 30, 2006		56,151,830		Ps.	173,798,750	Ps.	—

Total liabilities as of June 30, 2005		61,113,290		Ps.	—	Ps.	176,614,487

(1)	Valuated at fair market value.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

g.	Other expenses

	Expenses
Items	Cost of others		Cost of credit card operations		Cost of leases and services		Cost of pass- through expenses		Cost of collective promotion fund		Cost of expenses recovery		Subtotal cost		Administrative		Selling		Total as of June 30, 2006		Total as of June 30, 2005		Total as of June 30, 2004
Depreciation and amortization	Ps.	—	Ps.	824,606	Ps.	61,893,436	Ps.	—	Ps.	—	Ps.	—	Ps.	62,718,042	Ps.	814,850	Ps.	—	Ps.	63,532,892	Ps.	58,367,673	Ps.	52,927,956
Salaries and bonuses		—		13,773,347		—		20,115,260		3,939,316		(24,054,576)		13,773,347		17,812,376		2,240,129		33,825,852		19,336,293		10,757,139
Taxes, rates, contributions and services		237		8,599,591		39,428		11,742,286		962,734		(12,705,020)		8,639,256		6,548,809		16,171,003		31,359,068		18,839,950		11,268,666
Advertising		—		—		—		—		24,991,769		(24,991,769)		—		—		16,507,341		16,507,341		9,193,235		2,621,194
Fees for directors		—		—		—		—		—		—		—		8,883,474		—		8,883,474		8,950,771		4,300,763
Common area maintenance expenses		—		—		9,786,049		280,333		—		(280,333)		9,786,049		—		—		9,786,049		7,156,728		4,856,216
Fees and payments for services		367,306		5,492,089		—		3,407,993		—		(3,407,993)		5,859,395		11,499,056		5,643		17,364,094		5,786,237		5,468,877
Commissions		—		10,743,807		—		—		—		—		10,743,807		—		—		10,743,807		5,191,555		2,668,222
Parking		—		—		3,738,333		—		—		—		3,738,333		—		—		3,738,333		3,260,781		3,206,290
Allowance for doubtful accounts		—		—		—		—		—		—		—		—		10,897,356		10,897,356		2,883,259		(1,045,008)
Rental		—		1,547,429		42,064		—		—		—		1,589,493		2,007,009		—		3,596,502		2,293,814		793,070
Maintenance, repairs, cleaning and security		81,465		348,495		435,146		24,604,879		22,555		(24,627,434)		865,106		679,602		—		1,544,708		1,131,586		695,201
Insurance		—		656,876		—		488,646		—		(488,646)		656,876		940,432		—		1,597,308		962,008		802,041
Stationery		—		738,791		—		610,509		—		(610,509)		738,791		916,170		—		1,654,961		908,597		497,000
Personnel		—		388,560		—		1,253,401		1,644		(1,255,045)		388,560		705,476		—		1,094,036		753,069		490,498
Social security contributions		—		—		—		2,281,166		793,695		(3,074,861)		—		559,757		363,853		923,610		599,814		554,071
Freight and transportation		—		—		—		—		3,505		(3,505)		—		90,743		—		90,743		297,579		133,479
Regulatory Authority expenses		—		—		—		—		—		—		—		137,145		—		137,145		152,031		369,321
Bank charges		—		—		—		648,235		—		(648,235)		—		366,426		—		366,426		133,470		308,664
Courses to tenants		—		—		—		—		—		—		—		—		—		—		127,510		—
Contingencies (1)		—		506,714		457,800		—		—		—		964,514		—		—		964,514		665,764		1,402,201
Training expenses		304,401		—		—		—		10,301		(10,301)		304,401		—		—		304,401		131,397		—
Other services		343		—		242,018		1,815,416		723		(1,816,139)		242,361		—		—		242,361		242,019		250,019
Indemnity		—		—		—		—		—		—		—		—		212,406		212,406		—		—
Expenses recovery		—		—		—		(67,462,566)		(30,751,756)		98,214,322		—		—		—		—		—		—
Other		—		312,915		—		214,442		25,514		(239,956)		312,915		811,745		203,195		1,327,855		1,717,806		622,266

Total as of June 30, 2006	Ps.	753,752	Ps.	43,933,220	Ps.	76,634,274	Ps.	—	Ps.	—	Ps.	—	Ps.	121,321,246	Ps.	52,773,070	Ps.	46,600,926	Ps.	220,695,242	Ps.	—	Ps.	—

Total as of June 30, 2005	Ps.	127,510	Ps.	23,101,868	Ps.	69,203,912	Ps.	—	Ps.	—	Ps.	—	Ps.	92,433,290	Ps.	31,875,300	Ps.	24,774,356	Ps.	—	Ps.	149,082,946	Ps.	—

Total as of June 30, 2004	Ps.	28,440	Ps.	11,965,061	Ps.	61,406,872	Ps.	—	Ps.	—	Ps.	—	Ps.	73,400,373	Ps.	20,720,934	Ps.	9,826,839	Ps.	—	Ps.	—	Ps.	103,948,146

(1)	Includes Ps. 96,724 related to a recovery of provision of contingencies.