Form 20-F
period 2007-06-30
ALTO PALERMO SA APSA
filed 2007-12-27
CIK 1128173

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2007

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2007 was 782,064,214

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

Large accelerated filer  ☐     Accelerated filer  ☒    Non-accelerated filer  ☐

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

CERTAIN MEASUREMENTS AND TERMS

As used throughout this annual report, the terms “APSA”, the “Company”, “we”, “us”, and “our” refer to Alto Palermo S.A. (APSA), together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

This annual report contains our audited consolidated financial statements as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005 (“consolidated financial statements”). Our consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina member firm of PricewaterhouseCoopers, an independent registered public accounting firm whose report is included herein.

We prepare our consolidated financial statements in thousands of Pesos and in conformity with generally accepted accounting principles in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively, “Argentine GAAP”) and the regulations of the Comisión Nacional de Valores which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in our consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). See Note 19 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

In order to comply with Comisión Nacional de Valores regulations, we recognized deferred income tax assets and liabilities on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP for the years ended June 30, 2005 and 2006. However, such departure has not had a material effect on our consolidated financial statements. As further discussed below, the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the Comisión Nacional de Valores. Since the Comisión Nacional de Valores adopted the CPCECABA standards effective for our fiscal year beginning July 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the Comisión Nacional de Valores regulations.

Additionally, after considerable inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1232. Since Argentine GAAP required companies to discontinue inflation adjustments only as of October 1, 2003, the application of the Comisión Nacional de Valores resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure did not have a material effect on our consolidated financial statements.

Adoption by Comisión Nacional de Valores of accounting standards

The Comisión Nacional de Valores issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively, adopting, with certain modifications, new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were effective for our fiscal year ended June 30, 2007. The most significant changes included in the accounting standards adopted by the Comisión Nacional de Valores related to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting. Under the new standards, the carrying value of a long-lived asset is considered impaired when the expected cash flows from such asset are separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The new standards also provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary but allows a one-time accommodation to continue treating those differences as permanent at the time of adoption of the standard. As a result, we elected to continue treating differences as permanent. In addition, the new standards provide for the recognition of deferred income taxes on a non-discounted basis.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

References to fiscal years 2003, 2004, 2005, 2006 and 2007 are to the fiscal years ended June 30, 2003, 2004, 2005, 2006 and 2007, respectively.

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

A. Selected financial data

In this annual report, references to “US$” and “U.S. dollar” are to United States Dollars and references to “Ps.”, “Peso” or “Pesos” are to Argentine Pesos. The following selected consolidated financial data has been derived from our audited consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2007, 2006 and 2005 and the selected consolidated balance sheet data as of June 30, 2007 and 2006 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

The selected consolidated statements of income data for the years ended June 30, 2004 and 2003 and the selected consolidated balance sheet data as of June 30, 2005 and 2004 have been derived from our audited consolidated financial statements as of June 30, 2005 and 2004 and for each of the three years in the period ended June 30, 2005 which are not included herein. Certain reclassifications have been made to these figures to conform to current fiscal year presentation.

The selected consolidated balance sheet data as of June 30, 2003 has been derived from our audited consolidated financial statements as of June 30, 2004 and 2003 and for each of the three years in the period ended June 30, 2004 which are not included herein. Certain reclassifications have been made to these figures to conform to current fiscal year presentation.

We prepare our consolidated financial statements in thousands of Pesos and in conformity with generally accepted accounting principles in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively, “Argentine GAAP”) and the regulations of the Comisión Nacional de Valores which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in our consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). See Note 19 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

In order to comply with regulations of the Comisión Nacional de Valores, we recognized deferred income tax assets and liabilities on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP for the years ended June 30, 2005 and 2006. However, such a departure did not have a material effect on our consolidated financial statements as of those dates. As further discussed below, the

CPCECABA issued revised accounting standards, one of which required companies to account for deferred income taxes on an undiscounted basis, thus aligning its accounting practices with that of the Comisión Nacional de Valores. Since the Comisión Nacional de Valores adopted the CPCECABA standards effective for our fiscal year beginning July 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the Comisión Nacional de Valores regulations.

Additionally, after high inflation levels during the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government instructed the Comisión Nacional de Valores to issue regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We complied with this Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation only through February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1232. Since Argentine GAAP required companies to discontinue inflation adjustments only as of October 1, 2003, our application of the Comisión Nacional de Valores resolution as of March 1, 2003 represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure did not have a material effect on our consolidated financial statements.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. You should not construe the translations as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

References to fiscal years 2003, 2004, 2005, 2006 and 2007 are to the fiscal years ended June 30, 2003, 2004, 2005, 2006 and 2007, respectively.

	As of and for the year ended June 30,(1)
	2007	2007	2006	2005	2004	2003
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
INCOME STATEMENT DATA
Argentine GAAP
Revenues:
Leases and services	87,336.6	270,132.0	215,003.0	165,477.9	113,151.5	88,625.6
Credit cards	68,854.0	212,965.3	122,968.6	64,558.0	30,034.4	24,934.6
Other	43.3	133.8	23,384.3	121.4	64.2	655.1
Total revenues	156,233.8	483,231.2	361,355.9	230,157.3	143,250.0	114,215.4
Costs	(54,415.3)	(168,306.6)	(139,065.4)	(92,510.4)	(73,400.4)	(69,723.1)
Gross Profit:
Leases and services	58,006.2	179,413.3	138,368.8	96,274.0	51,744.6	28,234.2
Credit cards	44,201.2	136,714.4	79,035.4	41,456.1	18,069.3	16,604.4
Other	(389.0)	(1,203.1)	4,886.4	(83.2)	35.7	(346.3)
Total gross profit	101,818.5	314,924.6	222,290.5	137,647.0	69,849.7	44,492.3

Selling expenses	(27,259.0)	(84,312.0)	(46,905.3)	(24,774.4)	(9,826.8)	(17,593.5)
Administrative expenses	(25,823.8)	(79,872.9)	(52,773.1)	(31,875.3)	(20,720.9)	(18,227.5)
Net income (loss) from retained interest in securitization	1,052.0	3,253.8	2,625.0	423.5	260.9	(4,077.1)
Gain from recognition of inventories at Net RealizableValue	176.3	545.4	3,497.6	—	—	—
Torres de Abasto unit contracts’ rescissions	—	—	—	—	—	9.7
Operating income:
Leases and services	41,077.5	127,052.6	96,657.2	68,298.3	34,053.7	8,661.4
Credit cards	9,918.4	30,677.7	24,411.3	13,492.9	5,630.3	(3,605.8)
Other	(1,031.8)	(3,191.4)	7,666.3	(370.4)	(121.1)	(451.7)
Total operating income	49,964.1	154,538.9	128,734.8	81,420.8	39,562.8	4,603.9

Equity loss from related companies	(219.4)	(678.6)	(678.9)	(706.6)	(1,126.5)	(12,072.2)
Amortization of goodwill	(1,411.7)	(4,366.4)	(4,739.7)	(4,826.8)	(4,826.5)	(4,827.1)
Financial results, net(3)	(6,293.7)	(19,466.4)	(15,633.9)	2,411.2	7,324.8	118,641.1
Other income (expenses), net	(1,082.3)	(3,347.5)	(9,761.8)	(7,382.0)	(5,227.6)	15,420.1
Income (loss) before taxes and minority interest	40,957.0	126,680.1	97,920.6	70,916.6	35,707.0	121,765.9

Income tax (expense) benefit	(18,187.2)	(56,252.9)	(48,457.1)	(33,615.9)	(16,311.4)	(46,755.1)
Minority interest	(2,059.7)	(6,370.6)	(4,784.4)	(4,045.4)	(558.1)	2,339.8

	As of and for the year ended June 30,(1)
	2007	2007	2006	2005	2004	2003
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
Total net income	20,710.2	64,056.6	44,679.0	33,255.4	18,837.5	77,350.6
Basic net income (loss) per common share	0.08	0.08	0.06	0.04	0.01	0.09
Basic net income (loss) per ADS	3.28	3.28	2.29	1.71	0.40	3.60
Diluted net income (loss) per common share	0.03	0.03	0.03	0.02	0.01	0.02
Diluted net income (loss) per ADS	1.32	1.32	1.12	0.73	0.40	0.80
Number of shares outstanding	782,064.2	782,064.2	781,962.6	780,423.6	727,682.3	704,829.7

U.S. GAAP
Revenues(4)	194,064.6	600,241.7	451,696.4	294,964.9	199,789.2	158,410.2
Costs(4)	(88,994.1)	(275,258.6)	(223,541.9)	(152,520.2)	(128,135.3)	(116,879.0)
Gross Profit	105,070.5	324,983.0	228,154.5	142,444.7	71,653.9	41,531.2
Selling expenses	(26,782.2)	(82,837.4)	(54,436.0)	(24,774.4)	(11,959.7)	(17,593.5)
Administrative expenses	(25,823.8)	(79,872.9)	(52,773.1)	(31,875.3)	(20,720.9)	(18,227.5)
Net income (loss) from retained securitized receivables	(483.2)	(1,494.5)	(13,933.1)	2,578.3	(2,313.3)	1,167.6
Torres de Abasto unit contracts’ rescissions	—	—	—	—	—	9.7
Operating income (loss)	51,981.3	160,778.3	107,012.3	88,373.3	36,659.9	6,887.5
Equity loss from related companies	(219.4)	(678.6)	(678.9)	(689.1)	626.4	(11,895.1)
Financials results, net	(8,321.2)	(25,737.6)	(25,230.6)	(18,376.0)	(19,608.5)	109,681.7
Other (expenses) income, net	(2,024.4)	(6,261.6)	(3,212.0)	(6,025.2)	(2,322.5)	15,420.1
Income (loss) before taxes and minority interest	41,416.3	128,100.5	77,890.9	63,283.0	15,355.3	120,094.2
Income tax (expense) benefit	(15,150.0)	(46,858.8)	(28,235.4)	(22,494.5)	(7,398.2)	(57,748.2)
Minority interest	(1,778.1)	(5,499.6)	(2,647.7)	(4,619.6)	(706.0)	1,511.1
Net income (loss)	24,488.2	75,742.1	47,007.8	36,169.0	7,251.1	63,857.2

BALANCE SHEET DATA
Argentine GAAP
Current Assets:
Cash, banks and other investments, net	167,228.7	517,238.5	70,472.5	66,673.8	75,273.7	35,987.7
Accounts receivable, net	48,851.8	151,098.7	104,312.7	56,195.4	26,978.7	28,961.4
Other receivables and prepaid expenses	16,881.9	52,215.7	30,929.1	32,075.8	23,842.5	4,851.5
Inventory, net	2,357.6	7,292.2	7,989.3	888.2	780.3	759.1
Total current assets	235,320.1	727,845.1	213,703.6	155,833.2	126,875.2	70,559.7
Non-current assets:
Accounts receivable, net	13,568.7	41,967.9	32,539.7	7,698.8	2,749.4	2,340.8
Other receivables and prepaid expenses, net	10,388.3	32,130.9	13,254.5	11,402.4	38,914.8	47,681.6
Inventory, net	—	—	—	18,048.4	17,545.0	15,950.0
Fixed assets, net	377,635.7	1,168,027.2	912,795.1	949,137.1	864,449.1	891,742.8
Investments	—	—	129.5	808.4	7,198.1	8,527.3
Other investments, net	40,576.9	125,504.4	167,842.9	83,704.6	70,140.7	38,602.2
Intangible assets, net	554.1	1,713.9	3,222.3	4,385.2	1,735.9	2,402.6
Goodwill, net	(1,124.8)	(3,478.9)	11,557.9	16,876.7	21,703.6	26,530.0
Total non-current assets	441,598.9	1,365,865.4	1,141,341.9	1,092,061.6	1,024,436.6	1,033,777.3
Total assets	676,919.0	2,093,710.6	1,355,045.5	1,247,894.8	1,151,311.8	1,104,337.0
Current liabilities:
Trade accounts payable	58,030.8	179,489.4	101,949.6	49,992.1	31,824.4	19,478.7
Short-term debt	24,962.8	77,210.1	90,816.6	56,417.5	95,587.7	24,699.3
Salaries and social security payable	6,336.5	19,598.8	10,885.4	8,443.9	5,743.8	3,783.0
Taxes payable	14,456.8	44,714.9	23,762.0	10,994.9	7,179.2	5,812.2
Customer advances	18,929.2	58,548.0	48,052.8	36,306.6	19,332.3	11,212.1
Related parties	2,152.5	6,657.6	6,383.7	3,760.5	8,432.7	7,445.0
Dividends payable	299.5	926.4	—	39.0	337.7	337.7
Other liabilities	4,999.4	15,463.2	11,200.2	10,575.1	5,638.7	5,649.9
Total (debts)	130,167.6	402,608.3	293,050.1	176,529.6	174,076.5	78,417.9
Provisions	237.1	733.4	506.7	2,032.5	—	—
Total current liabilities	130,404.7	403,341.7	293,556.8	178,562.1	174,076.5	78,417.9
Non-current liabilities:
Trade accounts payable	6.7	20.8	1,010.2	1,870.6	2,865.0	3,609.6
Long-term debt	219,447.7	678,751.9	145,853.8	175,139.9	145,064.9	218,138.8
Taxes payable	8,943.1	27,660.9	13,707.0	8,463.7	9,300.0	—
Customer advances	21,249.7	65,725.4	41,535.3	39,264.3	27,546.3	25,318.1
Related parties	—	—	925.8	1,732.2	—	—
Other liabilities	3,373.3	10,433.5	10,959.0	13,829.8	701.6	914.0
Total (debts)	253,020.5	782,592.5	213,991.1	240,300.5	185,477.8	247,980.5
Provisions	4,022.4	12,441.3	10,667.3	10,606.1	5,995.7	3,927.2

	As of and for the year ended June 30,(1)
	2007	2007	2006	2005	2004	2003
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
Total non-current liabilities	257,042.9	795,033.8	224,658.4	250,906.6	191,473.5	251,907.7
Total liabilities	387,447.6	1,198,375.5	518,215.3	429,468.7	365,550.0	330,325.6
Minority interest	23,093.4	71,427.9	29,989.7	27,418.5	15,388.1	14,760.5
Retained earnings (accumulated deficit)	20,710.2	64,056.6	106,610.5	92,594.2	78,176.4	72,988.2
Shareholders’ equity	266,378.0	823,907.2	806,840.5	791,007.6	770,373.7	759,250.9

U.S. GAAP
Current Assets:
Cash, banks and other investments, net	168,080.7	519,873.7	70,526.3	69,628.2	73,886.2	35,174.5
Accounts receivable, net	44,471.2	137,549.4	96,093.4	56,195.4	26,978.7	28,961.4
Other receivables and prepaid expenses	22,054.6	68,214.7	42,124.0	36,518.2	24,341.9	14,104.4
Inventory, net	1,546.0	4,781.7	4,491.6	888.1	780.3	759.2
Total current assets	236,152.4	730,419.5	213,235.4	163,230.0	125,987.2	78,999.5
Non-current assets:
Accounts receivable, net	13,568.7	41,967.9	32,539.7	7,698.8	2,749.4	2,340.8
Other receivables and prepaid expenses, net	6,919.0	21,400.5	7,336.8	3,649.9	36,871.5	47,681.6
Inventory, net	—	—	—	18,048.4	17,545.0	15,950.0
Fixed assets, net	366,522.5	1,133,654.0	871,762.8	909,093.4	820,622.7	859,847.4
Investments	—	—	129.5	808.4	4,712.8	4,289.1
Other investments, net	40,576.9	125,504.4	167,842.9	83,704.6	70,140.7	38,602.0
Intangible assets, net	39.7	122.7	176.5	226.8	74.5	875.8
Goodwill, net	4,495.1	13,903.2	28,940.1	34,258.9	39,085.6	39,178.5
Total non-current assets	432,121.8	1,336,552.8	1,108,728.2	1,057,489.3	991,802.3	1,008,765.0
Total assets	668,274.3	2,066,972.3	1,321,963.6	1,220,719.2	1,117,789.5	1,087,764.5
Current liabilities:
Trade accounts payable	60,352.2	186,669.4	102,153.0	50,186.1	31,824.4	19,478.7
Short-term debt	24,962.8	77,210.1	90,816.6	56,417.5	95,587.7	24,699.3
Salaries and social security payable	6,336.5	19,598.8	10,885.4	8,443.9	5,743.8	3,783.0
Taxes payable	14,456.8	44,714.9	23,762.0	10,994.9	7,179.2	5,812.2
Customer advances	18,929.2	58,548.0	48,052.8	36,306.6	19,332.2	11,212.1
Related parties	2,152.5	6,657.6	6,383.7	3,760.5	8,432.7	7,445.0
Dividends payable	299.5	926.4	—	39.0	337.7	337.7
Other liabilities	4,999.4	15,463.2	11,200.2	10,575.0	5,638.8	5,649.9
Total (debts)	132,488.9	409,788.3	293,253.6	176,723.5	174,076.5	78,417.9
Provisions	237.1	733.4	506.7	2,032.5	—	—
Total current liabilities	132,726.1	410,521.7	293,760.3	178,756.0	174,076.5	78,417.9
Non-current liabilities:
Trade accounts payable	6.7	20.8	1,010.2	1,870.6	2,865.0	3,609.6
Long-term debt	218,646.4	676,273.3	143,020.5	175,139.9	145,466.5	219,137.6
Taxes payable	50,860.5	157,311.6	151,025.3	155,502.0	153,106.8	149,917.0
Customer advances	21,249.7	65,725.4	41,535.3	39,264.3	27,546.3	25,318.1
Related parties	—	—	925.8	1,732.2	—	—
Other liabilities	3,373.3	10,433.5	10,959.0	13,829.8	701.7	913.9
Total (debts)	294,136.6	909,764.7	348,476.1	387,338.9	329,686.3	398,896.3
Provisions	4,022.4	12,441.3	10,667.3	10,606.1	5,995.7	3,927.1
Total non-current liabilities	298,159.0	922,205.9	359,143.4	397,945.0	335,682.0	402,823.5
Total liabilities	430,885.1	1,332,727.6	652,903.7	576,701.0	509,758.5	481,241.4
Minority interest	21,393.5	66,170.2	25,212.8	24,042.4	12,800.3	11,786.5
Shareholders’ equity	215,995.6	668,074.5	643,847.0	619,975.8	595,230.7	594,736.7

CASH FLOW DATA
Argentine GAAP:
Net cash provided by operating activities	58,102.7	179,711.5	170,666.1	95,100.6	78,510.9	42,896.9
Net cash used in investing activities	(59,548.2)	(184,182.6)	(124,023.5)	(61,476.9)	(17,898.7)	(3,331.3)
Net cash provided by (used in) financing activities	140,175.5	433,562.8	(39,952.4)	(52,205.7)	(20,603.1)	(27,737.4)

U.S. GAAP: (7)
Net cash provided by operating activities	57,866.7	178,981.8	169,521.9	95,239.5	76,533.6	44,607.7
Net cash used in investing activities	(201,192.8)	(622,289.2)	(124,023.5)	(61,390.2)	(17,898.7)	(3,331.3)
Net cash used in financing activities	140,175.5	433,562.8	(39,952.4)	(52,205.7)	(20,603.1)	(27,737.4)
Effect of exchange rate changes on cash and cash equivalents	235.9	729.7	1,144.1	(225.7)	1,977.3	1,699.7
Effect of inflation accounting	—	—	—	—	—	(3,410.5)

	As of and for the year ended June 30,(1)
	2007	2007	2006	2005	2004	2003
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
OTHER FINANCIAL DATA
Argentine GAAP:
Capital expenditures(5)	31,146.0	96,334.4	100,183.7	51,288.9	20,579.7	2,448.0
Depreciation and Amortization	24,121.5	74,607.6	68,573.9	63,433.5	58,404.5	61,383.2
Ratio of current assets to current liabilities	1.80	1.80	0.73	0.87	0.73	0.90
Ratio of non-current assets to total assets	0.65	0.65	0.84	0.88	0.89	0.94
Profiability(6)	0.08	0.08	0.06	0.04	0.02	0.11
Dividends per share	0.060	0.060	0.037	0.023	0.025	0.014
Dividends per ADS	2.404	2.404	1.486	0.921	0.984	0.568

(1)	In thousands of Pesos, except per share amounts and ratios. Totals may not sum due to rounding.
(2)	Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina as of June 30, 2007, which was Ps. 3.093 per US$ 1.0 as of June 30, 2007. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.
(3)	Includes interest income, interest expense, gains from derivative financial instruments, exchange differences, gain of redemption of debt, results on exposure to inflation, impairment losses and reversals, and loss on repurchase of debt.
(4)	As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. We do not charge any mark up on reimbursable costs. These expenses are incurred and paid by us and then passed through to tenants as reimbursable costs. Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the financial statements. Under U.S. GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet. Prior year amounts have been modified to reflect this disclosure difference.
(5)	Capital expenditures include the purchase of fixed assets and undeveloped plots of land. Capital expenditures also include escrow deposits held in favor of third parties related to the acquisition of certain fixed assets.
(6)	Profitability is net income (loss) / average shareholders’ equity (average shareholders’ equity represents the summation of shareholder’s at the beginning of year / period plus the shareholders’ equity at the end of the year / period divided by two).
(7)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of SFAS No. 95 under U.S. GAAP. See Note 28 to our audited consolidated financial statements included elsewhere in this prospectus for details of the differences in classifications affecting the categories of cash flows.

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. Since June 30, 2002, the Peso has appreciated versus the U.S. dollar from an exchange rate of Ps.3.80 =US$1.00 to an exchange rate of Ps.3.1400=US$1.00 at December 17, 2007 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. The Central Bank may indirectly affect this market through its active participation.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing
Fiscal year ended June 30, 2003	3.7400	2.7120	3.2565	2.8000
Fiscal year ended June 30, 2004	2.9510	2.7100	2.8649	2.9580
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9230	2.8670
Fiscal year ended June 30, 2006	3.0880	2.8590	3.0006	3.0860
Fiscal year ended June 30, 2007	3.1080	3.0480	3.0862	3.0930
June 2007	3.0930	3.0720	3.0793	3.0930
July 2007	3.1800	3.0910	3.1131	3.1210
August 2007	3.1780	3.1330	3.1530	3.1560
September 2007	3.1650	3.1310	3.1477	3.1500
October 2007	3.1790	3.1420	3.1597	3.1420
November 2007	3.1500	3.1240	3.1357	3.1450
December 2007 (through December 17, 2007)	3.1420	3.1320	3.1381	3.1400

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(3)	Average month-end closing exchange rates.

Fluctuations in the Peso-dollar exchange rate may affect the equivalent in dollars of the price in Pesos of our shares on the Buenos Aires Stock Exchange . Increases in Argentine inflation or devaluation of the Argentine currency could have a material adverse effect on our operating results.

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

Risks Related to Argentina

Argentina’s current growth and stabilization may not be sustainable.

During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis. Although the economy has recovered significantly over the past three years, uncertainty remains as to whether the current growth and relative stability are sustainable. Sustainable economic growth is dependant on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers as well as foreign and domestic investors and stable and relatively low inflation.

The Argentine economy remains fragile for the following reasons:

•	unemployment remains high;

•	the availability of long-term fixed rate credit is limited;

•	investment as a percentage of GDP remains low;

•	the current fiscal surplus could become a fiscal deficit;

•	inflation has risen recently and threatens to accelerate;

•	the country’s public debt remains high and international financing is limited; and

•	the recovery has depended to some extent on high commodity prices, which are volatile and outside the control of the country, and excess capacity, which has reduced considerably.

A substantial part of our operations, properties and customers are located in Argentina. As a result, our business is to a very large extent dependent upon the economic conditions prevailing in Argentina.

The continuing rise of inflation may have an adverse effect on the economy.

After several years of price stability, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation substantially stabilized. However, inflationary pressures have since reemerged with consumer prices increasing by 6.1% during 2004 and increasing by 12.3% in 2005. As a result of the execution of fixed price agreements and restrictions on, and in certain cases, suspension of exports, consumer prices only increased by 9.8% in 2006. As of November 30, 2007 consumer prices increased by 8.5% on an annualized basis.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment could slow the rebound in the long term credit market and real estate market and may also undermine Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted which could have an adverse effect on our business.

Argentina’s ability to obtain financing from international markets is limited which may affect its ability to implement reforms and foster economic growth.

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. As of March 31, 2007, the Argentine government announced that as a result of the restructuring, it had approximately US$136.3 billion in total outstanding debt remaining. Of this amount, approximately US$26.5 billion are defaulted bonds owned by creditors who did not participate in the restructuring of the external financial debt.

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Center for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party.

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from reentering the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government and could result in attachments of, or injunctions relating to, assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth which could have a material adverse effect on the country’s economy and, consequently, our business.

Significant devaluation of the Peso against the U.S. dollar may adversely affect the Argentine economy as well as our financial performance.

Despite the positive effects of the real depreciation of the Peso in 2002 on the competitiveness of certain sectors of the Argentine economy, it has also had a far-reaching negative impact on the Argentine economy and on businesses and individuals’ financial condition. The devaluation of the Peso has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, initially led to very high inflation, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, such as utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations.

If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business. Moreover, it would likely result in a decline in the value of our common shares and the ADSs as measured in U.S. dollars.

Significant appreciation of the Peso against the U.S. dollar may adversely affect the Argentine economy.

A substantial increase in the value of the Peso against the U.S. dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. dollar negatively impacts the financial condition of entities whose foreign currency-denominated assets exceed their foreign currency-denominated liabilities, such as us. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. The appreciation of the Peso against the U.S. dollar could have an adverse effect on the Argentine economy and our business.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy.

During its crisis in 2001 and 2002, Argentina experienced social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s ongoing economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited and can be expected to continue to limit the availability of international credit.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been substantially eased, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. However, Argentina may re-impose exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the Peso. In addition, the government issued Decree No. 616/2005 in June 2005 that established new controls on capital inflows that could result in less availability of international credit. Pursuant to such Decree, the Ministry of Economy’s Resolution No. 292/2005 was repealed and it was established that any indebtedness in favor of foreign creditors by individuals and legal entities residing in Argentina and conducting business in the private sector must be settled in Argentina and must mature no earlier than 365 days irrespective of the manner of settlement, except in the following cases: transactions related to foreign trade financing, and original issuances of debt instruments admitted to public offering and listed in self-regulated stock exchanges.

Therefore, (a) any cash inflows in the domestic foreign exchange market arising from debts incurred with foreign creditors by individuals or legal entities in the private sector and (b) transfer by non-residents to acquire financial assets or liabilities of any kind in the financial and non-financial private sector, excluding direct foreign investment and original issuances of debt instruments admitted to public offering and listed on self-regulated stock exchanges must meet the following requirements: (i) they may be remitted abroad only after expiration of a term of at least 365 days counted after the date on which such funds officially entered the Argentine foreign exchange market; (ii) the amounts resulting from the exchange rate settlement transaction are to be deposited in an account opened at an Argentine banking system institution, (iii) a non-transferable, non-interest bearing deposit of 30% of the amount being settled is to be made in the name of the depositor for a term of 365 days and (iv) such deposit is to be held in U.S. dollars at one of the Argentine banking system institutions and may not be used as guarantee or collateral of any loan. Non-compliance with the requirements laid down in Decree 616/2005 shall be punished in accordance with the Criminal Foreign Exchange Regime.

Additional controls could have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of ADSs.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning on February 2002, any payment of dividends, irrespective of amount, outside Argentina needed prior authorization from the Central Bank. In December 2002 the rule was amended through Communication “A” 3845 which required Argentine companies to obtain prior authorization from the Central Bank to purchase currency in excess of US$150,000 (in the aggregate) per calendar month. This rule applied, among others, to the payment of dividends.

On January 7, 2003, the Central Bank issued communication “A” 3859 which is still enforceable and pursuant to which Argentine companies have no limitation on their ability to purchase foreign currency and transfer it outside Argentina to pay dividends, to the extent such dividend payments result from an approved and audited financial statement. In the future, similar restrictions may be enacted by the Argentine government or the Central Bank again and, if this were to occur, it could have an adverse effect on the value of our common shares and the ADSs.

The stability of the Argentine banking system is uncertain.

During 2001 and the first half of 2002, a very significant amount of deposits were withdrawn from financial institutions. This massive withdrawal of deposits was largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain peso-dollar parity in the context of its solvency crisis.

To prevent a run on the U.S. dollar reserves of local banks, the government restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. The government subsequently imposed new restrictions and released a schedule stating how and when deposits would become available.

These measures taken by the government to protect the solvency of the banking system, in particular the emergency laws that converted certain U.S. dollar-denominated debts into Pesos, generated significant opposition directly against banks from depositors frustrated by the loss of their savings. Many depositors instituted court challenges, eventually at the Supreme Court level, on constitutional grounds seeking restitution of their deposits in their original currency. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendants in the case, although lower courts tend to follow precedent set by the Supreme Court. Initial Supreme Court rulings struck down on constitutional grounds pesification pursuant to Law No. 25,561 (the “Public Emergency Law”). However, the Supreme Court has found in subsequent holdings that emergency laws enacted by the Argentine Congress were necessary to mitigate the crisis, the regulations were not disproportionate to the emergency, and the measures did not violate the constitutional property rights of those affected. For instance, the Supreme Court held on December 27, 2006 in Massa, Juan Agustin vs. Poder Ejecutivo Nacional y Otro that banks should repay deposits originally denominated in U.S. dollars in Pesos at an exchange rate of Ps.1.40 per US$1.00, subject to CER or Coeficiente de Estabilización de Referencia indexation, plus interest, at a 4% annual rate. Notwithstanding the foregoing, however, numerous other cases challenging the constitutionality of the pesification pursuant to the Public Emergency Law are still pending. We cannot assure you that the Supreme Court will consistently uphold the views expressed in its latest rulings, or that future rulings will not negatively affect the banking system as a whole. If the Argentine government is called upon to provide additional financial assistance to the banks through the issuance of additional government debt, this could add to Argentina’s outstanding debt and would increase the burdens of the public sector.

While the condition of Argentina’s financial system has improved and depositors affected by the restrictions imposed in 2001 and 2002 have regained access to their deposits, albeit mainly in Pesos and subject to certain restrictions, you should not underestimate the long-term implications of the most recent crisis for Argentina’s economy and the credibility of its financial system. Adverse economic developments, even if not related to or attributable to the financial system, could easily result in deposits flowing out of the banks and into the foreign exchange market, as depositors seek to shield their financial assets from a new crisis. Any run on deposits could create liquidity or even solvency problems for financial institutions and bring about similar measures or other government interventions.

The Argentine economy could be adversely affected by economic developments in other global markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999. In addition, Argentina continues to be affected by events in the economies of its major regional partners. Furthermore, the Argentine economy may be adversely affected by events in developed economies which are trading partners or that impact the global economy.

In the future, political and economic crises in the international markets can be expected to adversely affect the Argentine economy and its financial system and therefore our business.

Recent Presidential and Congressional elections may adversely affect the Argentine economy.

On October 28, 2007, presidential and congressional elections took place in Argentina. Cristina Fernández-Kirchner was elected as President, the ruling party maintained the majority in Congress and as a resultthere exists uncertainty regarding the economic policy to be carried out by the new government. There are no assurances that future uncertainties preceding and resulting from the Congressional and the Presidential elections will not negatively impact the Argentine economy and/or local bonds and stock markets.

Risks Related to Our Business

We are subject to risks inherent to the operation of shopping centers that may affect our profitability.

Shopping centers are subject to various factors that affect their development, administration and profitability. These factors include:

•	the accessibility and the attractiveness of the area where the shopping center is located;

•	the intrinsic attractiveness of the shopping center;

•	the flow of people and the level of sales of each shopping center rental unit;

•	increasing competition from internet sales;

•	the amount of rent collected from each shopping center rental unit; and

•	the fluctuations in occupancy levels in the shopping centers.

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of our shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. If this were to occur again, it could have a material adverse effect on the revenues from the shopping center activity.

Our performance is subject to risks associated with our properties and with the real estate industry.

Our economic performance and the value of our real estate assets, and consequently the value of the securities issued by us, are subject to the risk that if our properties do not generate sufficient revenues to meet its operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

•	downturns in the national, regional and local economic climate;

•	volatility and decline in discretionary spending;

•	competition from other real estate operators which might down our prices and profits;

•	oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for us;

•	changes in interest rates and availability of financing;

•	the exercise by our tenants of their legal right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expense, utilities, real estate taxes, state and local taxes and heightened security costs;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•

significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

•	declines in the financial condition of our tenants and our ability to collect rents from them;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property; and

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes).

If any one or more of the foregoing conditions were to affect our business, it could have a material adverse effect on our financial condition and results of operations.

The loss of significant tenants could adversely affect the operating revenues and value of our shopping center.

If certain of our most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we simply failed to retain their patronage, our business could be adversely affected. Our shopping centers are typically anchored by significant tenants, such as well known department stores who generate shopping traffic at the mall. A decision by such significant tenants to cease operations at our shopping centers could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on our financial condition and results of operations. The closing of one or more significant tenants may induce other tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. If we are not able to successfully lease the affected space again, the bankruptcy and/or closure of significant tenants, could have an adverse effect on both the operating revenues and underlying value of the properties involved.

Our future acquisitions may be unprofitable.

We intend to acquire additional shopping center properties to the extent that they will be acquired on advantageous terms and meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	our estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

•

properties we acquire may fail to achieve within the time frames we project the occupancy or rental rates we project at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;

•

our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and

•

our investigation of a property or building prior to our acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

If we acquire a business, we will be required to integrate the operations, personnel and accounting and information systems of the acquired business. In addition, acquisitions of or investments in companies may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with our current tenants and employees.

Some of the land we have purchased is not zoned for development purposes, and we may be unable to obtain, or may face delays in obtaining the necessary zoning permits and other authorizations.

We own some plots of land which are not zoned for development purposes or for the type of developments we intend to propose. In addition, we do not yet have the required land-use, building, occupancy and other required governmental permits and authorizations. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed. Moreover, we may be affected by building moratoria and anti-growth legislation. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

Our ability to grow will be limited if we cannot obtain additional capital.

Our growth strategy is focused on the redevelopment of properties we already own and the acquisition and development of additional properties. As a result, we are likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on the outcome of these factors, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or be unable to implement this strategy.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection and other requirements, all of which affect our ability to acquire land, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects. Maintaining our licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, cancellation of licenses and revocation of authorizations.

In addition, public authorities may issue new and stricter standards, or enforce or interpret existing laws and regulations in a more restrictive manner, which may force us to make expenditures to comply with such new rules. Development activities are also subject to risks relating to potential delays or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on our business.

In the past, the Argentine government imposed strict and burdensome regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of our leases provide that the tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. We cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of properties in Argentina could negatively affect the Argentine real estate market and the rental market and materially and adversely affect our operations and profitability.

Lease Law No. 23,091 imposes restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•

lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation it may be impossible for us to adjust the amounts owed to us under our lease agreements;

•

residential leases must comply with a mandatory minimum term of two years and retail leases must comply with a mandatory minimum term of three years except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial lease agreements after the initial six-month period.

As a result of the foregoing, we are exposed to the risk of increases of inflation under our leases and the exercise of rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming. Historically, the heavy workloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction.

Historically, delinquency regarding our office rental space has been very low, approximately 2%, and we have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on our financial condition and results of operation.

Our investment in property development or redevelopment may be less profitable than we anticipate.

We are engaged in the development and construction of shopping centers and residential apartment complexes, frequently through third-party contractors. Risks associated with our development, re-development and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed its original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;

•

occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on our investment;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	the unavailability of favorable financing alternatives in the private and public debt markets;

•	sale prices for residential units may be insufficient to cover development costs;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and

•

we may be unable to obtain, or may face delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or we may be affected by building moratoria and anti-growth legislation.

We are subject to great competitive pressure.

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

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our financial condition.

For the fiscal year ended June 30, 2007, 83.5% of our sales from leases and services were derived from properties in the City of Buenos Aires and the greater Buenos Aires metropolitan area. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the greater Buenos Aires metropolitan area, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

Our dependence on rental income may adversely affect our ability to meet our debt obligations.

The substantial majority of our income is derived from rental income from real property. As a result, our performance depends on our ability to collect rent from tenants. Our income and funds for distribution would be negatively affected if a significant number of our tenants, or any of our major tenants (as discussed in more detail below):

•	Delay lease commencements;

•	Decline to extend or renew leases upon expiration;

•	Fail to make rental payments when due; or

•	Close stores or declare bankruptcy.

Any of these actions could result in the termination of the tenant’s leases and the loss of rental income attributable to the terminated leases. In addition, we cannot be sure that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to meet debt and other financial obligations.

Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.

We currently carry liability, fire, business interruption, flood, extended coverage and rental loss insurance on all of our properties. Although we believe the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims and terrorism and acts of war that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property.

In addition, we cannot assure you that we will be able to renew our insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive. Moreover, we do not purchase life or disability insurance for any of our key employees. If any of our key employees were to die or become incapacitated, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2007, our consolidated financial debt amounted to Ps.756.0 million (including accrued and unpaid interests and deferred financing costs). Although we are generating sufficient funds from operating cash flows to satisfy our debt service requirements and our capacity to obtain new financing is adequate, we cannot assure you that we will maintain such cash flow and adequate financial structure in the future.

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

The shift of consumers to purchasing goods over the Internet may negatively affect sales in our shopping centers.

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

We are subject to payment default risks due to our investments in credit card businesses

We own an 80% interest in Tarshop S.A., or Tarshop, a credit card company that originates credit card accounts to promote sales from our tenants and other selected retailers. During the fiscal year ended June 30, 2007, Tarshop had net revenues of Ps.213.0 million, representing 44.1% of our revenues. Credit card businesses such as Tarshop are adversely affected by defaults or late payments by card holders on credit card accounts, difficulties enforcing collection of payments, fraudulent accounts and the writing off of past due receivables. The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors beyond our control, which, among others, include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	increases in unemployment; and

•	erosion of real and/or nominal salaries.

These and other factors may have an adverse effect on rates of delinquency, collections and receivables, any one or more of which could have a material adverse effect on the results of operations of Tarshop’s credit card business. In addition, if our credit card business is adversely affected by one or more of the above factors, the quality of our securitized receivables is also likely to be adversely affected. Therefore, we could be adversely affected to the extent that we hold an interest in any such securitized receivables.

Our subordinated interest in Tarshop’s securitized assets may have no value.

Tarshop S.A. is a credit card company that originates credit card accounts to promote sales from our tenants and other selected retailers. Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps.77.8 million in equity certificates as of June 30, 2007.

We cannot assure you that collection of payments from credit card accounts will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation.

An uninsured loss or a loss that exceeds the policies on our properties could subject us to lost capital or revenue on those properties.

Under the terms and conditions of the leases currently in force on our properties, tenants are required to indemnify and hold us harmless from liabilities resulting from injury to persons, or property, on or off the premises, due to activities conducted on the properties, except for claims arising from our negligence or intentional misconduct or that of our agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. We have obtained comprehensive liability, casualty, property, flood and coverage for loss of profits due to the ocurrence of a disaster on our properties. All of these policies may involve substantial deductibles and certain exclusions. In addition, we cannot assure the holders that the tenants will properly maintain their insurance policies or have the ability to pay the deductibles. Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on our operating results and financial condition.

We may not be able to recover the mortgage loans we have provided to purchasers of units in our residential development properties.

In recent years, we have provided mortgage financing to purchasers of units in our residential development properties. Before January 2002, our mortgage loans were U.S. dollar-denominated and accrued interest at a fixed interest rate generally ranging from 10% to 15% per year and for terms generally ranging from one to fifteen years. However, on March 13, 2002, the Central Bank converted all U.S. dollar denominated debts into Peso denominated debts at the exchange rate of Ps.1.00 = US$1.00. In addition, the Central Bank imposed maximum interest rates of 3% for residential mortgage loans to individuals and 6% for mortgage loans to businesses. These regulations adversely affected the U.S. dollar value of our outstanding mortgages.

Beside risks normally associated with providing mortgage financing, including the risk of default on principal and interest, other regulatory risks such as suspension of foreclosure enforcement proceedings could adversely affect our cash flow. Argentine law imposes significant restrictions on our ability to foreclose and auction properties. Thus, when there is a default under a mortgage, we do not have the right to foreclose on the unit. Instead, in accordance with Law No. 24,441, in order to reacquire a property we are required to purchase it at a court ordered public auction, or at an out-of-court auction. However, the Public Emergency Law temporarily suspended all judicial and non-judicial mortgage and pledge enforcement actions. Several laws and decrees extended this mortgage foreclosure suspension period. On June 14, 2006, a new suspension period was approved, which established a 180-day suspension period for mortgage foreclosure proceedings affecting debtors’ only dwellings and where the original loan was no higher than Ps.100,000.

Law No. 25,798 enacted November 5, 2003, and implemented by Decrees No. 1284/2003 and No. 352/2004, among others, sets forth a system to restructure delinquent mortgage payments to prevent foreclosures on a debtor’s only dwelling (the “Mortgage Refinancing System”). The Mortgage Refinancing System establishes a trust over assets contributed by the Argentine government and income from restructured mortgage loans. Banco de la Nación Argentina, in its capacity as trustee of said trust, enters into debt restructuring agreements with delinquent mortgage debtors establishing the following terms: (i) a grace period on the mortgage loan of one year and (ii) monthly installment payments on the mortgage loan not to exceed 30% of the aggregate income of the family living in the mortgaged property. Banco de la Nación Argentina then subrogates the mortgagee’s rights against the debtor, by issuing notes delivered to the mortgagee to settle the amounts outstanding on the mortgage loan. The sum restructured under the Mortgage Refinancing System may not exceed the appraisal value of the property securing the mortgage after deducting any debts for taxes and maintenance. The Mortgage Refinancing System was established for a limited period of time, during which parties to a mortgage loan agreement could opt to participate in it. However, it was extended by a number of decrees and laws.

Law No. 26,167, enacted in November, 2006 established a special proceeding to replace ordinary trials regarding the enforcement of mortgage loans. Such special proceedings give creditors ten days to inform the debtor of the amounts owed to them and later agree with the debtor on the amount and terms of payment. If the parties fail to reach an agreement, payment conditions are to be determined by the judge.

We cannot assure you that laws and regulations relating to foreclosure on real estate will not continue to change in the future or that any changes will not adversely affect our business, financial condition or result of operations.

We are controlled by two principal shareholders.

As of November 30, 2007, IRSA and Parque Arauco, our major shareholders, owned in the aggregate 92% of our capital stock. These principal shareholders control us and have significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

We are dependent on our chairman Eduardo S. Elsztain.

Our success depends on the continued employment of Eduardo S. Elsztain, chairman of the board of directors, who has significant expertise and knowledge of our business and industry. The loss of or interruption in his services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel. A failure to hire or retain qualified personnel may have a material adverse effect on our financial condition and results of operations.

Due to the currency mismatches between our assets and liabilities, we have significant currency exposure.

As of June 30, 2007, the majority of our liabilities, such as our Series I Notes and our convertible notes are denominated in U.S. dollars while our revenues and most of our assets as of June 30, 2007 are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

Risks Related to the American Shares and the Shares

Shares eligible for sale could adversely affect the price of our shares and American Depositary Shares (“ADS”)

The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders of common shares or ADS in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The ADS are freely transferable under U.S. securities laws, including shares sold to our affiliates. IRSA and Parque Arauco, which as of November 30, 2007 own approximately 92.0% of our common shares (or approximately 719,743,632 common shares which may be exchanged for an aggregate of 17,993,591 ADS), are free to dispose of any or all of their common shares or ADS at any time in their discretion. Sales of a large number of our common shares and/or ADS would likely have an adverse effect on the market price of our common shares and the ADS. Different Corporate Disclosure and Accounting Standards.

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

If we are considered to be a Passive Foreign Investment Company for United States federal income tax purposes, United States holders of our securities would suffer negative consequences

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a Passive Foreign Investment Company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2007, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. If we become a PFIC, United States Holders of our shares or ADS will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or ADS at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the US securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.

Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina’s short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a US company.

Holders of common shares may determine not to pay any dividends.

In accordance with Argentine corporate law we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

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

History

Limited Operating History

We were formed in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and, until 1984, we led the main fresh produce market in the City of Buenos Aires. Our most important asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely ceased operations. In July 1994, IRSA acquired a controlling interest in our company and, subsequently, we resumed real estate operations. Since then, we have continued to grow through a series of acquisitions and development of businesses. In April 1997, we merged with fourteen of our wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)” to “Alto Palermo S.A. (APSA)”. As of November 30, 2007, the largest beneficial owners of our capital stock are IRSA 62.5 % and Parque Arauco with an aggregate shareholding of 29.6 % of our common shares. Our remaining shares are owned by the public.

Significant acquisitions, dispositions and development of businesses

Fiscal Year ended June 30, 2007

Panamerican Mall project. In June 2006, the Company acquired from an unrelated party, Philips Argentina S.A., a 28,741 square meter plot of land (the “Philips land”) located in Saavedra, a neighbourhood in the northern area of Buenos Aires, for an aggregate purchase price of US$ 17.9 million. The Company developed a project for the construction of a mall including a hypermarket, a movie theatre complex and office and/or residential buildings. For that purpose, in December 2006, the Company entered into a Construction, Management and Commercialization Agreement with an unrelated party, Centro Comercial Panamericano S.A. (“CCP”) to partner in the project. The Company incorporated PAMSA for this purpose. The Company contributed cash and the Philips land to PAMSA amounting to Ps.158.3 million. The Company acquired from CCP an adjacent property amounting to Ps. 36.9 million through cash and 20% of the stock of PAMSA. In addition, the Company and CCP committed to make capital contributions amounting to US$37.8 million and US$ 9.4 million, respectively, to complete the project.

Córdoba Shopping. On December 27, 2006, we acquired Cordoba Shopping Villa Cabrera located in the Province of Córdoba, Argentina for an aggregate purchase price of US$ 13.3 million. We paid US$ 7.3 million of the purchase price in cash at closing, and the balance was financed in three equal semiannual installments of US$ 2.0 million each, starting in December 2007. This financing accrues interest at a fixed rate of 6% per annum. The property, which is located in the neighborhood of Villa Cabrera in the city of Córdoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500-vehicle parking lot. As of June 30, 2007 the property’s occupancy rate was 97%.

Patio Olmos Building. In November 2006, we submitted a bid for the acquisition of a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” located in the City of Córdoba, Argentina for an aggregate purchase price of Ps.32.5 million. On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which “Centro Comercial Patio Olmos” is currently operating. The transference of the respective concession contract was also entered into, and as of September 25, 2007, the agreed purchase price was fully paid. The property is a 5,147 square meter four-story building consisting of commercial space, parking lots and movie theatres. The property is subjected to a 40-year concession contract granted to an unrelated party for the commercial use of the building. Pursuant to the concession granted in 1990 from the Provincial Government of Córdoba, the concessionaire is required to pay the owner of the building a monthly concession fee actually of Ps. 10,052 which increases by an additional Ps. 2,513 every 47 months.

Fiscal Year ended June 30, 2006

Panamerican Mall Project. On June 29, 2006, we acquired from Philips Argentina S.A. a plot of land located in Saavedra district, in the Northern Area of the city of Buenos Aires covering a surface area of 28,741 square meters. The transaction price was US$ 17.9 million, which has been completely paid at the time the deed of title was subscribed.

Sale of the Alcorta Plaza plot of land. On December 22, 2005, the Company subscribed a preliminary purchase contract with possession, by which the Company sold to RAGHSA S.A. the plot of land denominated Alcorta Plaza for a total price of US$ 7.7 million. On March 13, 2006 the deed title of the building was registered and a first privilege degree mortgage guarantee was established on certain functional units to be used as offices and garages of the building property of RAGHSA S.A., located in Buenos Aires. The mortgage amounted to US$ 4.4 million. The agreed terms and conditions of payment were determined in four installments of US$ 1.9 million and 7.5% annual interest on the balance. The first three installments have been collected at the date of these financial statements.

Fiscal Year ended June 30, 2005

On September 29, 2004, we entered into a purchase agreement pursuant to which we acquired an additional 49.9% ownership interest in Mendoza Plaza Shopping for US$ 5.3 million, of which US$ 1.77 million were paid on December 2, 2004. The remaining balance was paid in two installments of US$ 1.77 million each on September 29, 2005 and 2006. As a result of this acquisition, we became holders of 68.8% of the capital stock of Mendoza Plaza Shopping, which runs the Mendoza Plaza Shopping center in the city of Mendoza. In addition, in May 2005 our ownership interest in Mendoza Plaza Shopping increased to 85.4% as a result of a capital increase made by Mendoza Plaza Shopping through the conversion of debt owed to us. For details see Note 2.h) to our consolidated financial statements.

Capital Expenditures

During the first five months of fiscal year 2008 we had capital expenditures of Ps. 95.6 million of which (i) Ps. 8.0 million were related to the construction of garages, to be located in a building next to our Paseo Alcorta Shopping Center, (ii) Ps. 31.5 million were related to the improvements of our shopping center properties, (iii) Ps. 23.1 million related to our acquisition of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba, (iv) Ps. 32.2 million related to the construction of Panamerican Mall, and (v) Ps. 0.8 million related to the acquisition of an option exercised for acquiring 75% of the capital stock and votes of a company the purpose of which is the development of a cultural and recreational complex in the Palermo district of the City of Buenos Aires.

During fiscal year 2007 we had capital expenditures of Ps. 96.3 million of which (i) Ps. 25 million in respect of the construction of garages, to be located in a building next to our Paseo Alcorta Shopping Center, (ii) Ps. 22.9 million were related to the improvements of our shopping center properties, (iii) a down payment of Ps. 9.7 million related to our acquisition of Patio Olmos building, located in the City of Córdoba, (iv) Ps. 19.6 million related to furniture and computer equipment, (v) Ps. 18.5 million related to the construction of Panamerican Mall, and (vi) Ps. 0.6 million related to the acquisition of undeveloped plots of land.

During fiscal year 2006 we invested approximately Ps. 100.2 million in capital expenditures of which Ps.61.3 million were related to the acquisition of the plot of land of the Panamerican Mall Project, and other undeveloped plots of land, Ps. 30.3 million correspond to improvements made to our shopping center properties and Ps. 8.6 million were kept in escrow in the Deustche Bank in favor of Argentimo S.A. pursuant to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. which sets forth the guidelines for negotiating the acquisition of land in which we are developing a commercial center and where we also plan to develop a dwelling and / or office building.

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

Recent Developments

Patio Olmos Building. On September 25, 2007 we signed the transfer deed to purchase the real estate in which the Patio Olmos commercial center is currently operating from the Government of the Province of Córdoba. We also signed the transfer deed to purchase the related concession contract relating to the use of the property. The balance of Ps. 22.7 million for the property and the concession was also paid on this date.

Neuquén Project. On September 20, 2007 the Municipality of Neuquén decreed the feasibility of the urban project and environmental impact study. As from such date Shopping Neuquén S.A. has a 150 days term to submit the work plans.

Torres Rosario, City of Rosario. We own a plot of land spanning a surface of approximately 50,000 square meters in the City of Rosario in the same place where our local Shopping Center, Alto Rosario, is located.

On October 11, 2007, we entered into a barter agreement with Condominios del Alto S.A. whereby Condominios del Alto S.A. proposed to acquire plot G, located in the City of Rosario, Province of Santa Fe, Argentina, which belongs to us, for the construction at its own expense and under its own responsibility of a housing building. As consideration for the barter over the plot, Condominios de Alto S.A. agreed to deliver: (i) fifteen housing units, with a total constructed surface of 1,504.45 square meters, which will represent upon completion in aggregate 14.85% of the area of housing units to be build in plot G (ii) fifteen garages, which will represent upon completion in aggregate 15% of the area of garage units to be build in the same building.

As additional consideration in our favor, Condominios del Alto S.A. will pay us U.S.$ 15,300 and guarantee its obligations: (i) Condominios del Alto S.A. granted a first degree mortgage in our favor on plot G in the amount of U.S.$ 1,100,000; (ii) established a security insurance of which we will be assigner of the insured amount of U.S.$ 1,600,000, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of U.S.$ 800,000.

Finally, we granted to Condominios del Alto S.A. an option to enter a barter agreement in relation to on plot 2h, close to the transferred plot G.

B. Business Overview

Operations and principal activities

We are primarily engaged in the ownership, acquisition, development, leasing, management and operation of shopping centers and are one of the largest owners and managers of shopping centers in Argentina in terms of gross leasable area and number of shopping centers. As of June 30, 2007, we own and/or operate ten shopping centers in Argentina, six of which are located in the Buenos Aires metropolitan area and four of which are in the provinces of Córdoba, Mendoza, Salta and Santa Fé. We also own certain properties for future development in Buenos Aires and several important provincial cities.

As of June 30, 2007, we had total assets of Ps.2,093.7 million and shareholders’ equity of Ps. 823.9 million. During our fiscal years ended June 30, 2005, 2006, and 2007, we had revenues of Ps.230.2 million, Ps. 361.4 million, and Ps.483.2 million, respectively, generating net income of Ps.33.3 million, Ps.44.7 million, and Ps. 64.1 million for such respective fiscal years. We operate our business through three reportable segments: Leases and Services, Credit Card Operations and Other, as described below.

Leases and Services. We derive a majority of our revenues from leases with retail tenants in our ten shopping centers. We generally charge our tenants rent based on the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales. We also charge our tenants a monthly management fee, prorated among all tenants according to their leases, which differs from shopping center to shopping center, for our administration and maintenance of common areas and administration of contributions made by tenants to finance promotional efforts for our shopping centers. We also generate revenues from admission rights (a non-refundable admission fee tenants may be required to pay upon entering into or renewing a lease), leasing agent fees and parking lot fees charged to visitors. As of June 30, 2007, the average occupancy rate of our shopping centers was 97.0%. Our Leases and Services segment generated operating income of Ps. 97.5 million and Ps. 127.1 million during our fiscal years ended June 30, 2006 and 2007, respectively, representing 75.8% and 82.2% of our consolidated operating income for such fiscal years, respectively.

Credit Card Operations. We operate a credit card consumer finance business through our majority-owned subsidiary, Tarshop S.A. (“Tarshop”). Our Credit Card operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card activities through securitization of the receivables underlying the accounts we originate. Our revenues from credit card transactions are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for processing and printing cardholders’ account statements. Our Credit Card operations segment generated operating income of Ps. 22.8 million and Ps. 30.6 million during our fiscal years ended June 30, 2006 and 2007, respectively, representing 17.7% and 19.8% of our consolidated operating income for such fiscal years, respectively.

Other. Our Other segment includes the development and sale of residential properties, acquisitions of undeveloped parcels of land for future development, sales from time to time of such undeveloped parcels and gains or losses from our investment in E-Commerce Latina S.A. which offered on-line shopping until March 2007 when it restructured its business activities away from internet-based operations. For the fiscal years ended June 30, 2005, 2006 and 2007, revenues from our Other segment were not significant, except for Ps. 23.0 million of revenues from our sale of the Alcorta Plaza parcel of land in December 2005. Our Other segment generated operating income of Ps. 7.7 million, and operating loss of Ps. 3.2 million during our fiscal years ended June 30, 2006 and 2007, respectively, representing 6.0% and (2.1)% of our consolidated operating income for such fiscal years, respectively.

Our major shareholders are IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) and Parque Arauco S.A. (“Parque Arauco”) which together owned 91.9% of our outstanding shares as of June 30, 2007. IRSA is an Argentine company engaged in a range of diversified real estate activities and whose shares are listed on the Buenos Aires Stock Exchange and the New York Stock Exchange. Parque Arauco is a Chilean company primarily engaged in the acquisition, development and operation of shopping centers and whose shares are listed on the Santiago Stock Exchange.

Business Strategy

We believe the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping centers (away from small neighborhood shops) and a level of shopping center penetration that we consider low compared to many developed countries. In recent years, the Argentine shopping center industry has benefited from improved macroeconomic conditions and a significant expansion in consumer credit.

Our principal objectives are to maintain our leadership position in the Argentine shopping center industry while generating sustainable cash flow growth and increasing the long-term value of our real estate assets.

Operating Strategy. Our core operating strategy is to maximize growth and profitability of our shopping centers, and we seek to achieve this objective by:

•

Optimizing tenant base and lease terms. We seek to take advantage of increasing occupancy rates by leasing and re-leasing these properties to a diverse group of creditworthy tenants, resulting in higher base rents per square meter.

•

Enhancing brand awareness and consumer loyalty. Our goal is to enhance brand name recognition and consumer and tenant loyalty to our shopping centers. To achieve consumer loyalty we intend to organize promotional events, issue loyalty cards and implement similar initiatives to attract local consumers and tourists away from traditional street-level stores and differentiate our shopping centers from those of our competitors. We also seek to enhance our relationships with consumers by improving entertainment and restaurant facilities to encourage increased frequency and duration of visits, particularly by families and tourists.

•

Improving operating margins. We seek to take advantage of our consolidated administrative capabilities to achieve economies of scale and cost reductions at each of our shopping centers in order to improve our consolidated operating margins;

•

Continuously upgrading our shopping centers. We expect to continue to upgrade and renovate our shopping center properties to maintain their modern and attractive physical appearance while at the same time maintaining competitive tenant occupancy costs;

•

Enhancing our merchant relationship. We seek to enhance our relationship with our shopping center tenants by providing them with administrative advice and recommendations with respect to their promotional and marketing initiatives. In addition, our goal is to establish our credit cards as the most convenient card not only for consumers but also for our tenants through promotions which are tailored to suit their commercial needs.

Credit cards. We believe that our credit card operations complement our shopping center business and offer attractive prospects for long-term growth due to improved macroeconomic conditions and an expansion in consumer credit. We seek to grow our credit card business and intend to maintain low levels of credit exposure through continuing securitization of our credit card loans. From time to time we consider strategic alternatives with respect to our investment in Tarshop which, due to its recent growth in size and profitability, competes increasingly with domestic and international banks and credit card companies that are substantially larger than Tarshop. As a result, we are considering alternatives to maximize the value of our investment in Tarshop including its possible merger with, or sale to, another financial institution actively engaged in the Argentine credit card industry. Although we are actively considering a range of such strategic alternatives, we cannot give you any assurance if or when any of them will be in fact be implemented.

Investment Strategy. We seek to improve our position as a leader in the shopping center industry in Argentina by developing new shopping centers in urban areas with attractive prospects for growth, including in the Buenos Aires metropolitan area, Argentine provincial cities and possibly elsewhere in Latin America. Our investment strategy is to deploy capital in projects that are expected to generate returns that exceed our cost of capital. Our investment strategy consists primarily of the following:

•	selectively acquiring shopping centers which we believe will benefit from our active, centralized management and leasing strategies;

•	selectively developing new shopping centers in high density locations with attractive prospects for growth;

•

renovating, redeveloping, expanding, reconfiguring our existing properties to make them more attractive for leasing or re-leasing to tenants or to take advantage of underutilized land or leasable space; and

•

disposing of non-shopping center assets and lines of business from time to time as opportunities arise to realize attractive returns on such assets and lines of businesses. See “Business—Credit Card Operations” and “—E-Commerce Activities.”

Our principal executive office is located at Moreno 877, 22nd Floor, Buenos Aires (C1091AAQ), Argentina. Our telephone is +54 (11) 4344-4600, our fax is +54 (11) 4814-7875, and our webpage is www.apsacc.com.ar. Information on our website is not included or incorporated by reference into this offering memorandum.

Description of our business portfolio

Our shopping centers comprise a total of 224,138 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not our tenants and the surface area of our subsidiary Panamerican Mall that includes several projects one of which is the construction of a shopping center). Total tenants’ sales in nominal value in our shopping centers, as reported by retailers, were approximately Ps. 2,825.8 million for the fiscal year ended June 30, 2007 and Ps. 2,275.1 million for the fiscal year ended June 30, 2006. Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

As of June 30, 2007, we owned and/or operated the following ten shopping centers in Argentina:

Shopping Center	Interest owned (4)	Location
Paseo Alcorta	100%	City of Buenos Aires, Argentina
Patio Bullrich	100%	City of Buenos Aires, Argentina
Abasto	100%	City of Buenos Aires, Argentina
Alto Palermo (1)	100%	City of Buenos Aires, Argentina
Buenos Aires Design (2)	54%	City of Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza (3)	85%	Mendoza, Argentina
Córdoba Shopping Villa Cabrera (5)	100%	Córdoba, Argentina

(1)	We have a 99.99% interest in Alto Palermo through a 99.99% interest in our subsidiary Shopping Alto Palermo S.A. (“SAPSA”).
(2)	We have a 54% equity interest of Emprendimiento Recoleta S.A. (“ERSA”), which holds the concession to operate the Buenos Aires Design Shopping Center.

(3)	We have a 85% equity interest in Mendoza Plaza Shopping Center, through a 85% interest in our subsidiary Mendoza Plaza Shopping S.A.
(4)	Percentage of equity interest owned has been rounded.
(5)	We have a 100% interest in Córdoba Shopping Villa Cabrera through a 100% interest in our subsidiary Empalme S.A.

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the fiscal years ended June 30, 2007, 2006 and 2005.

	Fiscal year ended June 30, (1)
	2005	2006	2007
	Ps	Ps	Ps
Abasto	333,216,597	453,871,445	573,814,588
Alto Palermo	362,089,242	436,244,953	502,220,444
Alto Avellaneda	259,630,930	308,900,404	418,349,117
Paseo Alcorta	212,617,732	264,060,375	321,948,304
Patio Bullrich	170,679,604	195,877,528	226,200,714
Alto Noa	75,648,232	104,529,187	130,318,508
Buenos Aires Design	73,906,709	91,921,046	110,722,931
Mendoza Plaza	159,206,234	275,864,008	337,757,597
Alto Rosario	50,895,239	143,806,266	204,430,069
Total sales (2)	1,697,890,519	2,275,075,212	2,825,762,272

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.

The following table shows certain information on shopping centers in which we held an interest as of June 30, 2007:

	Acquisition date	Gross leaseable area (1)	Number of stores	Occupation percentage (2)	Interest percentage	Book value as of June 30, 2007 (3)
		(m2)		(%)	(%)	(thousands of Ps)
Abasto (4)	7/94	39,683	171	97.0	100	180,925.7
Alto Palermo (5)	11/97	18,210	150	99.6	100	175,517.2
Alto Avellaneda (6)	11/97	27,336	145	95.0	100	85,184.8
Paseo Alcorta	6/97	14,403	113	99.0	100	58,855.0
PatioBullrich	10/98	10,978	83	100.0	100	102,478.6
Alto Noa (7)	3/95	18,831	84	100.0	100	27,040.3
Buenos Aires Design (8)	11/97	13,988	61	100.0	54	16,033.2
Mendoza Plaza (9)	12/94	39,392	148	95.9	85	89,004.3
Alto Rosario (10)	11/04	30,261	146	93.4	100	85,685.4
Córdoba Shopping –Villa Cabrera- (11)(12)	12/06	11,056	106	97.0	100	75,496.7
Total		224,138	1,207			896,221.2

(1)	Excludes the gross leaseable area occupied by hypermarkets that are not our tenants.
(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 207.
(3)	Book value equals cost of acquisition of fixed assets or development plus improvements, (adjusted for inflation until February 28, 2003), less accumulated depreciation and impairment charges / recovery.
(4)	Excludes approximately 3,800 square meters of space occupied by Museo de los Niños, Abasto. Opened on November 10, 1998.
(5)	On November 18, 1997, we acquired a 75% interest in the property and on December 23, 1997, we acquired the remaining 25%.
(6)	On November 18, 1997, we acquired a 50% interest in the property and on December 23, 1997, we acquired the remaining 50%.
(7)	In March 1995, September 1996 and January 2000, we acquired a 50%, 30% and 20% interest in the property, respectively.
(8)	We own a 54% interest in the company which holds the concession to operate this property. We consolidate sales of this shopping center. The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased. During May 2006, we acquired an additional 3% interest, increasing our interest from 51% to 54%.
(9)	During the fiscal year ended June 30, 2005, we increased our interest in Mendoza Plaza Shopping S.A. by 66%, from 19% to 85%.
(10)	Excludes approximately 1,260 square meters of space occupied by Museo de los Niños, Rosario.
(11)	Excludes 12,371 square meters of space occupied by movie theaters and a supermarket.
(12)	On December 27, 2006, we acquired a 100% interest in the property (see note 15 to our basic financial statements).

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area for the fiscal years ended June 30, 2005, 2006 and 2007:

	As of June 30
	2005	2006	2007
	%
Abasto	100.0	99.9	97.0
Alto Palermo	100.0	100.0	99.6
Alto Avellaneda	99.1	96.6	95.0
Paseo Alcorta	99.7	99.2	99.0
Patio Bullrich	98.6	100.0	100.0
Alto Noa	99.5	100.0	100.0
Buenos Aires Design	96.8	100.0	100.0
Mendoza Plaza	95.5	97.8	95.9
Alto Rosario	98.0	100.0	93.4

Córdoba Shopping Villa Cabrera	N/A	N/A	99.0

Overall Average	98.4	99.1	97.0

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2005, 2006 and 2007:

	Fiscal year ended June 30, (1)
	2005	2006	2007
	(Ps )	(Ps )	(Ps )
Abasto	779.7	1,021.5	1,273.2
Alto Palermo	1,926.2	2,432.2	2,925.0
Alto Avellaneda	678.0	899.7	1,099.8
Buenos Aires Design	399.9	501.4	633.7
Paseo Alcorta	1,295.5	1,628.7	2,074.2
Patio Bullrich	1,455.0	1,791.6	2,051.1
Alto Noa	193.1	280.0	343.9
Alto Rosario	274.1	376.0	484.2
Mendoza Plaza	203.2	353.8	455.6

(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent, stands and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

Lease Expirations

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2007, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,	Number of Leases Expiring (2)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2008	703	134,815	63	49,763,778	28
2009	277	35,413	17	66,336,108	38
2010	96	17,564	8	41,939,740	24
2011 and subsequent years	25	25,290	12	17,961,963	10
Total(3)(2)	1,101	213,082	100	176,001,589	100

(1)	Including the vacant stores as of June 30, 2007. A lease may be associated to one or more stores.
(2)	Including the base rent and does not reflect our ownership interest in each property.
(3)	Does not include information from Córdoba Shopping – Villa Cabrera.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see our consolidated financial statements.

Detailed Information About Each of our Shopping Centers

Set forth below is information regarding our shopping center portfolio, including tables with the names of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

Abasto, City of Buenos Aires.

Abasto is a 171-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. We invested approximately

US$111.6 million in Abasto. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. We converted the property into an 115,905 square meter shopping center with approximately 39,683 square meters of gross leasable area. Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket.

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

On July 15, 1997, we entered into a lending facility agreement with Cinemas Hoyts de Argentina S.A. (“Hoyts”) which provides for the terms of the construction and of the space leased to operate a cinema complex in the Abasto. Pursuant to this agreement, Hoyts agreed to finance up to US$ 7.8 million for the construction cost of the portion of the building where the cinema complex is located. Construction was completed in November 1998, at which time Hoyts started leasing the space for a period of ten years, renewable at the option of Hoyts for two additional consecutive ten-year periods. As of November 1998, the amount initially extended by Hoyts under the facility was US$7.3 million, the same amount of the total construction cost. The loan accrues interest at six-month LIBOR plus 2%. Under the agreement, the loan is being repaid by offsetting it against the rent owed by Hoyts. The amount outstanding under this loan as of June 30, 2007 was Ps.1.0 million. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2007, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 573.8 million that represents sales per square meter of approximately Ps. 14,460. Revenues from leases increased from approximately Ps. 44.7 million for the fiscal year 2006 to Ps. 56.4 million for the fiscal year 2007 which represent monthly revenues per gross leasable square meter of Ps. 94.5 in 2006 and Ps. 118.4 in 2007. As of June 30, 2007, the occupancy rate in Abasto was 97.0%.

Abasto’s five largest tenants

Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 35.1% of Abasto’s gross leasable area as of June 30, 2007 and approximately 11.3% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(m2)	(%)
Garbarino	Houseware	656.74	1.7
Frávega	Houseware	885.24	2.2
Zara	Clothes and footwear	1,908.67	4.8
Rodo	Houseware	606.49	1.5
Hoyts	Entertainment	9,890.05	24.9
Total		13,947.19	35.1

Tenant mix of Abasto

The following table sets forth the tenant mix of the types of business in Abasto:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(m2)	(%)
Entertainment	17,929.38	41.3
Clothes and footwear	12,032.31	27.7
Miscellaneous	4,573.27	10.5
Anchor store (1)	2,769.54	6.4
Housewares	2,349.67	5.4
Restaurant	2,336.50	5.4
Services	757.89	1.7
Home	666.57	1.6
Total	43,415.13	100.0

(1)	The term “anchor store” refers to strategically located leasable spaces in the shopping centers with more than 1,000 square meters which aim to increase traffic of visitors and sales of the stores around them. Areas occupied by entertainment areas are not included in the definition.

Revenues from Abasto

The following table sets forth certain information relating to the revenues of Abasto for the period indicated:

	Fiscal year ended June 30, (1)
	2005	2006	2007
	(in thousands of Ps.)
Revenues:
Base rent	20,286.5	25,544.4	31,516.5
Percentage rent (1)	6,225.8	9,243.9	11,955.3
Total rent	26,512.3	34,788.3	43,471.8
Revenues from admission rights(2)	4,149.8	5,531.1	7,053.5
Management fees	600.0	600.0	960.0
Parking	2,714.7	3,176.5	3,945.2
Other	606.3	643.4	949.2
Total	34,583.1	44,739.3	56,379.7

(1)	Percentage rent is the revenue proportional to sales of our tenants. See Principal Terms of our Leases on page 62
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expiration for Abasto

The following table includes the lease expiration for Abasto during the related periods for leases effective June 30, 2007, assuming that none of these tenants will exercise their option to extend or terminate in advance their lease agreements:

Lease Agreements Expiration	Number of Lease Agreements Expiration (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps. )	(%)
2008	110	29,845	75	12,456,934	30
2009	42	6,250	16	17,776,475	43
2010	14	2,695	7	7,509,537	18
2011 and subsequent years	5	893	2	3,544,000	9

Total	171	39,683	100	41,286,946	100

(1)	Includes the vacant stores as of June 30, 2007. A lease may be associated to one or more stores.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 150-store shopping center which opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 64,574 square meters that consists of 18,210 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 21 restaurants. Alto Palermo is spread out over four levels and has a 647-car pay parking lot of 32,405 square meters. In 1992 Alto Palermo was awarded a prize from the International Council of Shopping Centers for its overall design and appearance. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40. Since January 2007 we started a substantial renovation of this shopping center. As of June 30, 2007, we have invested about Ps.6.0 million in connection with this ongoing renovation and we have a Ps.20.3 million budget to be completed.

During fiscal year ended June 30, 2007, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 502.2 million which represents sales per square meter of approximately Ps. 27,579. Revenues from leases increased from approximately Ps.47.7 million for the fiscal year 2006 to Ps.57.7 million for the fiscal year 2007, which represent monthly revenues per gross leasable square meter of Ps. 220.0 in 2006 and Ps.264.2 in 2007. As of June 30, 2007, the occupancy rate in Alto Palermo was 99.6%.

Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 15.4% of its gross leasable area at June 30, 2007 and approximately 9.6% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo’s five largest tenants as of June 30, 2007:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(m2)	(%)
Zara	Anchor stores	1,384.00	7.6
Garbarino	Houseware	185.73	1.0
Fravega	Houseware	155.84	0.9
Just For Sport	Clothes and footwear	724.28	4.0
Musimundo	Miscellaneous	346.68	1.9

Total		2,796.53	15.4

Tenant Mix of Alto Palermo

The following table sets forth the tenant mix of the types of businesses in Alto Palermo:

Type of Business	Gross Leasable Area	% of Gross leasable Area
	(m2)	(%)
Clothes and footwear	7,667.47	42.1
Miscellaneous	2,778.07	15.3
Restaurant	2,441.36	13.4
Services	1,730.58	9.5
Anchor stores	1,384.00	7.6
Entertainment	1,308.45	7.2
Houseware	456.31	2.5
Home	443.96	2.4

Total	18,210.20	100.0

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues derived from Alto Palermo during the following periods:

	Fiscal year ended June 30, (1)
	2005	2006	2007
	(in thousands of Argentine pesos)
Revenues:
Base rent	23,462.7	29,046.0	35,427.1
Percentage rent (1)	6,062.6	7,843.9	8,491.8
Total rent	29,525.3	36,889.9	43,919.0
Revenues from admission rights (2)	5,250.8	7,081.0	9,346.0
Management fees	664.8	664.8	965.0
Parking	2,224.8	2,826.4	3,215.7
Other	222.7	267.5	292.3
Total	37,888.4	47,729.6	57,738.0

(1)	Percentage rent is the revenue proportional to sales of our tenants. See Principal Terms of our Leases on page 62.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Palermo

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2007, assuming that no one of the tenants exercise their renewal options nor terminates their leases early:

Lease Agreements Expiry	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2008	91	11,986	66	9,596,419	28
2009	42	4,254	23	14,393,910	41
2010	14	1,071	6	7,331,686	21
2011 and subsequent years	3	899	5	3,507,500	10

Total	150	18,210	100	34,829,515	100

(1)	Includes the vacant stores as of June 30, 2007. A lease may be associated to one or more stores.

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 145-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 97,655 square meters which consists of 27,336 square meters of gross leasable area and common areas covering 19,918 square meters. The shopping center has a multiplex cinema with six movie theatres, the first Wal-Mart superstore in Argentina, a bowling center, an entertainment center and a food court with 16 restaurants. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda. The shopping center is contained mostly on one floor, with the cinema located on the second floor, and has a 2,700-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

During the fiscal year ended June 30, 2007, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.418.3 million which represents sales per square meter of approximately Ps.15,304. Revenues from leases increased from approximately Ps.25.1 million for the fiscal year 2006 to Ps.31.2 million for the fiscal year 2007 which represent monthly revenues per gross leasable square meter of Ps.76.9 in 2006 and Ps.95.3 in 2007. As of June 30, 2007, the occupancy rate in Alto Avellaneda was 95.0%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.4% of its gross leasable area at June 30, 2007 and approximately 12.4% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2007:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Garbarino	Houseware	611.76	2.2
Fravega	Houseware	340.00	1.2
Compumundo	Miscellaneous	190.57	0.7
Rodo	Houseware	358.00	1.3
Bingo	Entertainment	2,469.53	9.0

Total		3,969.86	14.4

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross Leasable Area	% of Gross leasable Area
	(m2)	(%)
Entertainment	9,672.63	33.6
Clothes and footwear	9,278.84	32.2
Houseware	2,546.00	8.8
Miscellaneous	1,974.58	6.9
Restaurants	1,847.01	6.4
Services	1,621.61	5.6
Anchor stores	1,487.00	5.2
Total	28,427.67	98.7

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the revenues derived from Alto Avellaneda during the following periods:

	Fiscal year ended June 30, (1)
	2005	2006	2007
	(in thousands of Argentine pesos)
Revenues:
Base rent	12,979.2	16,691.6	18,269.5
Percentage rent (1)	3,518.7	5,413.6	8,079.1
Total rent	16,497.9	22,105.2	26,348.6
Revenues from admission rights (2)	2,021.4	2,411.3	3,716.2
Management fees	360.0	360.0	600.0
Other	270.2	274.7	584.1
Total	19,149.5	25,151.2	31,248.8

(1)	Percentage rent is the revenue proportional to sales of our tenants. See Principal Terms of our Leases on page 62.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Avellaneda

The following table sets forth a schedule of estimated lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2007, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiry:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2008	82	19,118	70	4,272,528	19
2009	39	4,795	18	6,020,518	27
2010	20	2,567	9	10,070,820	45
2011 and subsequent years	4	856	3	2,264,938	9

Total	145	27,336	100	22,628,804	100

(1)	Includes the vacant stores as of June 30, 2007. A lease may be associated to one or more stores.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 61 stores specialized in interior and home decoration stores which opened in 1993. We own a 54% interest in Emprendimiento Recoleta S.A. (“ERSA”), the company which has the concession to operate Buenos Aires Design. The other shareholders of ERSA is owned by Grupo Bapro S.A.with a 44% interest.

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

Buenos Aires Design has a total constructed area of 31,645 square meters that consists of 13,988 gross meters of leasable area. The shopping center has six restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot. Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2007, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 110.7 million which represents sales per square meter of approximately Ps. 7,916. Revenues from leases increased from approximately Ps. 8.6 million for the fiscal year 2006 to Ps. 10.4 million for the fiscal year 2007 which represent monthly revenues per gross leasable square meter of Ps. 49.2 in 2006 and Ps. 61.7 in 2007. As of June 30, 2007, the occupancy rate in Buenos Aires Design was 100%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 29.5% of Buenos Aires Design’s gross leasable area on June 30, 2007 and approximately 17.6% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2007:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Garbarino	Houseware	193.82	1.4
Morph	Anchor stores	1,032.32	7.4
Barugel Azulay	Home	311.80	2.2
Hard Rock Café	Restaurants	1,687.23	12.1
Primafila	Restaurants	904.39	6.4
Total		4,129.56	29.5

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Home	6,504.55	46.5
Restaurants	3,538.68	25.3
Anchor stores	3,073.39	22.0
Miscellaneous	452.88	3.2
Houseware	381.79	2.7
Services	36.50	0.3
Total	13,987.79	100.0

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	Fiscal year ended June 30,
	2005(1)	2006(1)	2007(1)
	(in thousands of Argentine pesos)
Revenues:
Base rent	4,130.4	5,130.7	6,495.6
Percentage rent (2)	996.5	1,060.1	1,003.5
Total rent	5,126.9	6,190.8	7,499.1
Revenues from admission rights (3)	710.5	1,129.1	1,365.3
Management fees	153.0	183.8	459.8
Parking	930.2	930.7	989.2
Other	161.7	184.5	45.3
Total	7,082.3	8,618.9	10,358.7

(1)	It does not reflect our interest in the property.
(2)	Percentage rent is the revenue proportional to sales of our tenants. See Principal Terms of our Leases on page 63
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Buenos Aires Design

The following table shows a schedule of estimated lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2007, assuming that none of the tenants exercise renewal options nor terminates its lease early:

Lease Agreements Expiry:	Number of Lease Agreements to Expire(2)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire (1)	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2008	36	6,557	47	1,508,777	17
2009	16	3,047	22	3,583,888	41
2010	7	1,973	14	1,666,213	19
2011 and subsequent years	2	2,410	17	1,925,000	23
Total	61	13,987	100	8,683,878	100

(1)	It does not reflect our holding in the property.
(2)	Includes the vacant stores as of June 30, 2007. A lease may be associated to one or more stores.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 113-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires, has a total constructed area of approximately 54,728 square meters that consists of 14,403 square meters of gross leasable area. Paseo Alcorta has a multiplex cinema with four screens, a food court with 17 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center. Paseo Alcorta is spread out over three shopping center levels and has a free parking lot for approximately 1,300 cars. Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2007, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.321.9 million which represents sales per square meter of approximately Ps.22,352. Revenues from leases increased from approximately Ps 24.6 million for the fiscal year 2006 to Ps.31.2 million for the fiscal year 2007, which represent monthly revenues per gross leasable square meter of Ps.139.2 in 2006 and Ps.180.8 in 2007 As of June 30, 2007, the occupancy rate in Paseo Alcorta was 99.0%.

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 19.3% of Paseo Alcorta’s gross leasable area at June 30, 2007 and approximately 9.3% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2007:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Zara	Clothes and footwear	1,100.40	7.6
Fravega	Houseware	210.79	1.5
Kartun	Miscellaneous	230.00	1.6
Etiqueta Negra	Clothes and footwear	248.89	1.7
Musimundo	Miscellaneous	987.33	6.9

Total		2,777.41	19.3

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Clothes and footwear	7,565.52	52.5
Miscellaneous	2,081.01	14.4
Services	1,777.72	12.3
Entertainment	1,183.00	8.2
Restaurants	1,139.36	7.9
Home	445.93	3.1
Houseware	210.79	1.6

Total	14,403.33	100.0

Revenues from Paseo Alcorta

The following table sets forth certain information relating to the revenues of Paseo Alcorta during the following periods:

	Fiscal year ended June 30,
	2005	2006	2007
	(in thousands of Argentine pesos)
Revenues:
Base rent	11,585.0	14,193.5	18,184.1
Percentage rent (1)	4,826.9	5,813.5	6,684.2
Total rent	16,411.9	20,007.0	24,868.3
Revenues from admission rights (2)	2,788.1	3,941.3	5,007.2
Management fees	212.5	212.5	360.0
Other	321.4	400.7	1,005.4
Total	19,733.9	24,561.5	31,240.9

(1)	Percentage rent is the revenue proportional to sales of our tenants. See Principal Terms of our Leases on page 63
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Paseo Alcorta

The following table shows a schedule of estimated lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2007, assuming that no one of the tenants exercises renewal options nor terminates its lease early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2008	62	8,421	58	5,381,307	20
2009	33	2,960	21	9,078,868	34
2010	14	1,388	10	7,622,942	29
2011 and subsequent years	4	1,635	11	4,265,000	17

Total	113	14,404	100	26,348,117	100

(1)	Includes the vacant stores as of June 30, 2007. A lease may be associated to one or more stores.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is a 83-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

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

Patio Bullrich has a total constructed area of 28,211 square meters that consist of 10,978 square meters of gross leasable area and common areas covering 12,125 square meters. The shopping center has a multiplex cinema with six- movie theatres complex with 1,381 seats, an entertainment area of 1,444 square meters and a food court of 15 restaurants. The center is spread out over four levels and has a pay parking lot for 212 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals aged of 45 and above.

During the fiscal year ended June 30, 2007, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 226.2 million that represents sales per square meter of approximately Ps. 20,606. Revenues from leases increased from approximately Ps. 21.4 million for the fiscal year 2006 to Ps. 25.4 million for the fiscal year 2007, which represent monthly revenues per gross leasable square meter of Ps. 166.1 in 2006 and Ps. 192.6 in 2007. As of June 30, 2007, the occupancy rate in Patio Bullrich was 100%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 14.8% of Patio Bullrich’s gross leasable area at June 30, 2007 and approximately 9.4% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2007:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Etiqueta Negra	Clothes and footwear	576.10	5.7
Rouge internacional	Miscellaneous	469.96	4.7
Christian Dior	Clothes and footwear	86.53	0.9
Rhapsodia	Clothes and footwear	279.50	2.8
Casa López	Clothes and footwear	83.54	0.8
Total		1,495.63	14.9

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix of the types of business in Patio Bullrich:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Clothes and footwear	4,295.70	39.1
Entertainment	3,240.53	29.5
Miscellaneous	1,644.87	15.0
Restaurants	1,215.77	11.1
Home	238.02	2.2
Services	200.04	1.8
Anchor store	142.66	1.3
Total	10,977.59	100.0

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

	Fiscal year ended June 30,
	2005	2006	2007
	(in thousands of Argentine pesos)
Revenues:
Base rent	8,885.5	11,276.2	13,774.6
Percentage rent (1)	4,024.6	4,153.1	4,335.9
Total rent	12,910.1	15,429.3	18,110.5
Revenues from admission rights (2)	2,780.7	3,829.0	4,405.8
Management fees	480.0	480.0	690.0
Parking	1,479.9	1,589.6	1,722.3
Other	168.3	96.6	439.4
Total	17,819.0	21,424.5	25,368.0

(1)	Percentage rent is the revenue proportional to sales of our tenant. See Principal Terms of our leases on page 63
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2007, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2008	60	9,360	85	4,907,484	36
2009	14	947	9	4,970,187	36
2010	9	671	6	3,754,560	28
2011 and subsequent years	—	—	—	—	—

Total	83	10,978	100	13,632,231	100

(1)	Includes the vacant stores as of June 30, 2007. A lease may be associated to one or more stores.

Alto Noa, City of Salta

Alto Noa is an 84-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.1 million inhabitants with approximately 0.5 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 41,700 square meters which consists of 18,831 square meters of gross leasable area. Alto Noa has a food court with 13 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight movie theatres. The shopping center is contained on one floor and has a free parking lot for 551 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

On May 29, 1998, we entered into a lending facility agreement with Hoyts which established the terms of the construction and for the lease of space to operate a cinema complex in Alto Noa. Pursuant to this agreement, Hoyts agreed to finance up to US$ 4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with options for Hoyts to renew the lease for two additional consecutive ten-year periods. As of October 2000, borrowings under the facility totaled US$ 4.0 million. These borrowings accrue interest at the six-month LIBOR plus 2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts Cinema. The amount outstanding under this loan as of June 30, 2007 was Ps 3.8 million. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2007, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 130.3 million, which represents sales per square meter of approximately Ps. 6,920. Revenues from leases increased from approximately Ps. 5.2 million for the fiscal year 2006 to Ps. 6.6 million for the fiscal year 2007 which represent monthly revenues per gross leasable square meter of Ps. 23.3 in 2006 and Ps. 29.4 in 2007. As of June 30, 2007, the occupancy rate in Alto Noa was 100%.

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 32.8% of Alto Noa’s gross leasable area at June 30, 2007 and approximately 8.0% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants as of June 30, 2007:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Supermercado Norte	Supermarket	3,080.54	16.4
Garbarino	Houseware	408.34	2.2
Fravega	Houseware	403.00	2.1
Slots	Entertainment	468.70	2.5
Y.P.F	Services	1,812.50	9.6
Total		6,173.08	32.8

Tenant mix of Alto Noa

The following table sets forth the types of businesses in Alto Noa:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Entertainment	6,119.16	32.5
Clothes and footwear	3,184.85	16.9
Anchor stores	3,080.54	16.4
Services	2,345.71	12.5
Miscellaneous	1,652.17	8.8
Restaurants	1,240.25	6.6
Houseware	811.34	4.3
Home	397.45	2.0

Total	18,831.47	100.0

Revenues from Alto Noa

The following table sets forth certain information relating to the revenues of Alto Noa during the following periods:

	Fiscal year ended June 30,
	2005	2006	2007
	(in thousands of pesos)
Revenues:
Base rent	2,677.6	3,711.4	4,454.1
Percentage rent (1)	871.3	1,367.7	1,659.7
Total rent	3,548.9	5,079.1	6,113.7
Revenues from admission rights (2)	96.5	178.8	362.4
Other	184.0	(14.7)	159.2
Total	3,829.4	5,243.2	6,635.3

(1)	Percentage rent is the revenue proportional to sales of our tenants. See Principal Terms of our Leases on page 62.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Noa

The following table shows a schedule of estimated lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2007, assuming that none of the tenants exercises renewal options nor terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps. )	(%)
2008	50	8,826	47	871,996	20
2009	26	2,447	13	2,087,749	48
2010	6	4,071	22	1,320,500	30
2011 and subsequent years	2	3,488	18	112,500	2

Total	84	18,832	100	4,392,745	100

(1)	Includes the vacant stores as of June 30, 2007. A lease may be associated to one or more stores.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 148-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2007 we own a 85.4% interest in Mendoza Plaza Shopping S.A. The other shareholder of Mendoza Plaza Shopping S.A. is Inversiones Falabella S.A. with a 14.6% interest. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 39,392 square meters of gross leasable area. Mendoza Plaza has a multiplex cinema covering an area of approximately 3,659 square meters with ten movie theatres, the Chilean department store Falabella, a food court with 21 restaurants, an entertainment center and a supermarket which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2007, shopping center visitors generated total retail sales in nominal value of approximately Ps.337.8 million, which represents sales per square meter of approximately Ps.8,574. Revenues from leases increased from approximately Ps. 14.6 million for the fiscal year 2006 to Ps.18.8 million for the fiscal year 2007 which represent monthly revenues per gross leasable square meter of Ps.31.2 in 2006 and Ps.39.7 in 2007. As of June 30, 2007, the occupancy rate in Mendoza Plaza Shopping was approximately 95.9%.

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 33.7% of Mendoza Plaza’s gross leasable area at June 30, 2007 and approximately 22.3% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2007:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(m2)	(%)
Falabella	Anchor stores	6,970.01	17.7
Super Vea Plaza	Anchor stores	4,419.08	11.2
Garbarino	Houseware	813.90	2.1
Fravega	Houseware	469.37	1.2
Red Megatone	Houseware	588.70	1.5
Total		13,261.06	33.7

Tenant mix of Mendoza Plaza

The following table sets forth the types of businesses of the tenants in Mendoza Plaza:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Anchor stores	11,389.09	28.9
Clothes and footwear	9,820.92	24.9
Entertainment	9,506.71	24.1
Restaurants	3,249.32	8.2
Miscellaneous	2,608.53	6.6
Houseware	1,871.97	4.8
Services	655.48	1.7
Home	290.45	0.8
Total	39,392.47	100.0

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

	Fiscal year ended June 30,
	2005	2006	2007
	(in thousands of Ps.)
Revenues:
Base rent	5,301.8	8,843.5	11,041.2
Percentage rent (1)	2,257.3	3,552.8	4,906.5
Total rent	7,559.1	12,396.3	15,947.7
Revenues from admission rights (2)	594.8	1,425.4	2,000.9
Management fees	169.7	292.7	367.1
Other	888.5	521.2	463.6
Total	9,212.1	14,635.6	18,779.3

(1)	Percentage rent is the revenue proportional to sales of our tenants. See Principal Terms of our Leases on page 62.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Mendoza Plaza

The following table shows a schedule of estimated lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2007, assuming that none of the tenants exercises renewal options nor terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2008	105	26,893	68	3,162,044	28
2009	34	5,734	15	4,799,710	43
2010	7	951	2	1,427,153	13
2011 and subsequent years	2	5,815	15	1,848,000	16
Total	148	39,393	100	11,236,907	100

(1)	Includes the vacant stores as of June 30, 2007. A lease may be associated to one or more stores.

Alto Rosario, City of Rosario

Alto Rosario is a 146-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 105,809 square meters, which consists of 30,261 square meters of gross leasable area. Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art movie theatres. The shopping center occupies on one floor and has a free parking lot for 1,736 cars. Alto Rosarios’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2007, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 204.4 million, which represents sales per square meter of approximately Ps. 6,756. Revenues from leases increased from approximately Ps. 11.8 million for the fiscal year 2006 to Ps. 15.5 million for the fiscal year 2007, which represent monthly revenues per gross leasable square meter of Ps. 32.8 in 2006 and Ps. 42.6 in 2007. As of June 30, 2007, the occupancy rate in Alto Rosario was 93.4%.

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 6.5% of Alto Rosario’s gross leasable area at June 30, 2007 and approximately 6.9% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2007:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Fravega	Houseware	454.40	1.5
Sport 78	Clothes and footwear	612.50	2.0
Compumundo	Miscellaneous	232.50	0.8
Red Megatone	Houseware	406.50	1.3
Mc Donald´s	Food	254.80	0.8
Total		1,960.70	6.4

Tenant mix of Alto Rosario

The following table sets forth the types of businesses in Alto Rosario:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Entertainment	11,657.30	37.0
Clothes and footwear	9,665.62	30.7
Services	3,167.29	10.0
Miscellaneous	2,314.30	7.3
Restaurants	2,236.80	7.1
Anchor stores	1,295.00	4.1
Houseware	860.90	2.7
Home	324.35	1.1
Total	31,521.56	100.0

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following period:

	Fiscal year ended June 30,
	2005	2006	2007
	(in thousands of Ps.)
Revenues:
Base rent	4,132.6	8,335.2	9,318.9
Percentage rent (1)	637.3	2,447.7	4,756.3
Total rent	4,769.9	10,782.9	14,075.2
Revenues from admission rights (2)	362.4	502.6	596.6
Management fees	240.0	360.0	420.0
Other	124.7	177.9	372.3
Total	5,497.0	11,823.4	15,464.5

(1)	Percentage rent is the revenue proportional to sales of our tenants. See Principal Terms of our Leases on page 63.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Rosario

The following table shows a schedule of estimated lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2007, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2007	107	13,810	46	7,606,288	59
2008	31	4,980	16	3,624,803	28
2009	5	2,177	7	1,236,328	10
2010 and subsequent years	3	9,295	31	495,025	3

Total	146	30,262	100	12,962,444	100

(1)	Includes the vacant stores as of June 30, 2007. A lease may be associated to one or more stores.

Córdoba Shopping Villa Cabrera

On July 7, 2006, we executed a share purchase agreement jointly with our subsidiary Shopping Alto Palermo S.A. for the acquisition of all the shares held by Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. The price agreed upon for such transaction was set at a gross amount of US$12.0 million plus a variable amount (originally established in the contract), that was determined at Ps.4 million. The Company’s incorporation was effective on December 31, 2006. To date, our company and our subsidiary Shopping Alto Palermo S.A. paid over US$6.0 million and the amount related to the “year-end adjustment”. As of June 30, 2007, three US$2.0 million installments are pending payment; such installments will become due and payable semi-annually as from December 2007, accruing interest at 6.0% p.a. To secure the unpaid payment price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. Upon repaying each of the remaining installments, the encumbrance will be partially lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents for us a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

We have not included any comparative tables (as the ones for the rest of our shopping centers) since we concluded this acquisition and started the administration and operations in December 2006.

Residential Complexes

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

We began to pre-sell units in this project in March 1997 and offered to contact financial institutions on behalf of purchasers or, in certain cases, offered financing directly to purchasers. As of June 30, 2003, we had financed through mortgage loans the acquisition of 69 units for a total amount of US$3.4 million, representing approximately 61% of the selling price of those units. On January 6, 2002, Decree No. 214/02 established the conversion to Pesos of all loans and agreements in effect that had been agreed in U.S. Dollars at the exchange rate of Ps. 1.00 = 1.00 U.S. dollar. As a result, the U.S. dollar-denominated mortgage loans offered by our Company, were converted into Pesos. As of June 30, 2007 our outstanding mortgage loans aggregated Ps. 880,765. The loans’ average interest rate at such date is 14.0%. Up to this date all the units were sold.

Expansion Opportunities

Panamerican Mall Project

During December 2006 we entered into a series of agreements for the construction, marketing and administration of a new commercial center to be developed in neighborhood of Saavedra in the City of Buenos Aires by our subsidiary Panamerican Mall S.A., in which we hold an 80% equity interest. Beside from the construction of a commercial center, the project also includes the construction of an hypermarket, a cinema complex and an office and/or residential building. This is one of our most significant projects. During March 2007 we started building the commercial center and we estimate that the opening will take place in November 2008 and April 2009.

Caballito Project

Caballito Project. We own a plot of land of approximately 25,539 square meters in the City of Buenos Aires, in the Caballito neighborhood, one of the most densely populated areas in the City. This plot could be used to build a shopping center of about 30,000 square meters, including a hypermarket. We have not been granted the required authorization by the City of Buenos Aires to develop the center in this plot and, to date, we may not guarantee that such authorization will be obtained.

Patio Olmos Building

On September 25, 2007 we signed the transfer deed with the Government of the Province of Córdoba for the real estate in which the Patio Olmos commercial center is currently operating for a total price of Ps.32.5 million. The transfer of the related concession contract was also signed. The balance of the price agreed amounting to Ps.22.7 million was cancelled on the same date.

Torres Rosario, City of Rosario

We own a plot of land spanning a surface of approximately 50,000 square meters in the City of Rosario in the same place where our local Shopping Center, Alto Rosario, is located.

On October 11, 2007, we entered into a barter agreement with Condominios del Alto S.A. whereby Condominios del Alto S.A. proposed to acquire plot G, located in the City of Rosario, Province of Santa Fe, Argentina, which belongs to us, for the construction at its own expense and under its own responsibility of a housing building. As consideration for the barter over the plot, Condominios de Alto S.A. agreed to deliver: (i) fifteen housing units, with a total constructed surface of 1,504.45 square meters, which will represent upon completion in aggregate 14.85% of the area of housing units to be build in plot G (ii) fifteen garages, which will represent upon completion in aggregate 15% of the area of garage units to be build in the same building.

As additional consideration in our favor, Condominios del Alto S.A. will pay us US$ 15,300 and guarantee for its obligations: (i) Condominios del Alto S.A. granted a first degree mortgage in our favor on plot G in the amount of US$ 1,100,000; (ii) established a security insurance of which we will be assigner of the insured amount of US$ 1,600,000, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$800,000.

Finally, we granted to Condominios del Alto S.A. an option to enter into a barter agreement in relation to on plot 2h, close to the transferred plot G.

Coto Residential Project

We own an air space of about 24,000 square meters on the top area of Coto hypermarket, close to our Abasto shopping center, in downtown Buenos Aires. This plot could be used to build 15,500 square meters of residential properties.

Neuquén Project

On March 28, 2007, we submitted to the Municipality of Neuquén a new draft project and the extension to the environmental impact study. On May 10, 2007, the Municipality of Neuquén, before issuing an opinion on the feasibility of the draft project submitted, required certain explanations and made certain comments and recommendations so that we respond to such matter within a reasonable time. On July 17, 2007, Shopping Neuquén responded the requirements for information and on September 20, 2007 the Municipality of Neuquén decreed the feasibility of the urban project and environmental impact study. As from such date Shopping Neuquén S.A. has a 150 days term to submit the work plans.

Likewise, on December 13, 2006, Shopping Neuquén S.A. entered into a pre-purchase agreement with P.Y.E. Sociedad Anónima for the plot E-UNO which was partially modified according to a legal instrument of September 20, 2007. The sale was subject to certain conditions that have been complied with. Also, it was conditioned upon the acquiring company earmarking the plot exclusively for the construction of a hotel, which does not exclude that as an accessory the acquiring company may construct one or two office buildings. The plot has a total area of 4,332.04 square meters and the sale price was established in US$119,131. The title deed and the conveyance of possession shall take place 60 days after the date on which the agreed-upon conditions have been complied with.

Shopping Centers’ Administration and Management

Administration and Management of Shopping Centers

Prior to our acquisition, each of our shopping centers had its own management and administrative structure, the cost of which had to be paid for by each individual shopping center operator. After acquiring several shopping centers and undergoing a corporate reorganization process, we reduced expenses by centralizing management and eliminating overlapping managerial positions.

Additional expenses related to the operation of the shopping centers (such as security, maintenance, housekeeping, electricity, etc.) are treated as pass-through expenses and are paid by tenants. Nonetheless, we try to manage pass-through expenses as efficiently as possible, since from the tenants’ perspective, rent is equal to total cost of occupancy, which includes base rent or percentage of sales, expenses and other contributions. Therefore, lower pass-through expenses allow tenants to reduce their costs. Our pass-through expenses have also been diminished as a consequence of the consolidation of the management of most of the acquired and developed shopping centers.

We manage and operate each of the shopping centers in which we have more than 50% ownership. We charge tenants a monthly management fee, which varies from shopping center to shopping center, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to fund promotional efforts for the shopping center. We charge a monthly management fee, paid prorated by the tenants, according to their particular lease rates. This management fee is a fixed amount in Alto Palermo, Alto Avellaneda, Abasto, Paseo Alcorta, Alto Rosario and Patio Bullrich and a percentage of the common area maintenance expenses in Buenos Aires Design and Mendoza Plaza. The total amount paid monthly to us during the fiscal year ended June 30, 2007, was approximately:

•	Ps. 80,000 in Alto Palermo,

•	Ps. 50,000 in Alto Avellaneda,

•	Ps. 80,000 in Abasto,

•	Ps. 65,000 in Patio Bullrich,

•	Ps. 35,000 in Alto Rosario,

•	Ps. 30,000 in Paseo Alcorta,

•	10% of the total amount of the common area maintenance expenses in Buenos Aires Design and

•	5% of the total amount of the common area maintenance expenses in Mendoza Plaza.

The total revenues from management fees charged by us during the fiscal year ended June 30, 2007, were Ps. 4.9 million, which accounts for 1.8% of our total revenues.

Principal Terms of our Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Our lease agreements are generally denominated in Pesos.

Decree No. 214/2002 and Decree No. 762/2002, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in U.S. dollars and which are not related to the financial system as of January 7, 2002 are subject to the following:

•	obligations will have to be paid in Pesos at a rate of Ps.1.00 = US$1.00. Additionally, these obligations are subject to inflation adjustment through the CER index;

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

Leasable space in our shopping centers is marketed through an exclusive arrangement with our real estate brokers Fibesa S.A. and Comercializadora Los Altos S.A. We have a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

We charge our tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Risk Factors—Risks Related to Our Business” for a more detailed discussion.

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

Related Business

Credit Card Operations

Through our 80% owned subsidiary Tarshop, we are engaged in the credit card business through the issuance of our Tarjeta Shopping and Tarjeta Shopping Metroshop credit cards which have a strong presence in our shopping centers and nearby hypermarkets and street stores. In addition to increasing sales and traffic in our shopping centers, we also seek to achieve a financial return by facilitating access to credit for an underbanked segment of the Argentine population.

We target all customers of our shopping centers as well as customers in nearby hypermarkets and street stores. We attract customers by offering a credit card which is easy to obtain and use and by promotions suited to the commercial needs of our tenants and that are also regarded by customers as more convenient than other means of payment. One of the most important benefits granted to customers is the welcome discount which provides a 10% discount on all purchases made on the customer’s first day. One of the most aggressive promotions includes offering up to a 20% discount at stores designated at random, and as a result, affording accessible prices to a wide range of customers. Many of Tarjeta Shopping’s customers also have access to the Banelco and Link ATM networks, allowing them to make cash withdrawals from any ATM in Argentina.

We are currently considering strategic alternatives with respect to our investment in Tarshop which, due to its recent growth in size and profitability, competes increasingly with credit card companies that are substantially larger. As a result, we are currently considering alternatives to maximize the value of our investment in Tarshop, including its possible merger with, or sale to, another entity engaged in the credit card industry.

History of our Credit Card Business

The credit card business in Argentina started in the 1960s, but its development was limited until companies such as Visa and Mastercard entered the Argentine market in the early 1980s. During this first stage, and as a consequence of an inflationary economy, the surcharges imposed by merchants for credit card sales were high, burdensome and curtailed the growth of the credit card business in Argentina. With the implementation of the Convertibility Plan in April 1991 the inflation was curbed, and the consumer financing market, in pesos as well as in dollars, rapidly developed.

Our Tarjeta Shopping card was introduced in 1996 mainly to develop a private credit card that would be offered to customers of the Alto Avellaneda shopping center and accepted at all its stores, including the Wal-Mart Avellaneda superstore located next to Alto Avellaneda. In light of the initial success of the Tarjeta Shopping card in Alto Avellaneda, we determined to use it as our platform for expanding our credit card business to our other shopping centers.

In late 2004, we introduced our Tarjeta Shopping Metroshop credit card through a 50.0% owned joint venture with Metronec S.A., a company which issues the Tarjeta Subtecard credit card. The Tarjeta Shopping Metroshop credit card has the same characteristics and benefits as our Tarjeta Shopping card as well as the Tarjeta Subtecard. The Tarjeta Shopping Metroshop credit card allows us access to the users of the subway of the City of Buenos Aires and the General Urquiza Railway. Holders of the Tarjeta Shopping Metroshop credit card can pay credit card bills at Metroshop’s branches, subway stations ticket counters and through other collection agents, and are entitled to participate in exclusive promotions and specially designed financing plans. This alliance allows us to develop a consumer credit business using the captive customer base, experience and know how in the marketing of financial products in high-transit areas and its use in the more than 37,000 participating stores, the best chains and the Banelco and Link ATM networks.

Metroshop currently has 11 branches distributed in the main stations of the A, B, C, and D and E subway lines in the City of Buenos Aires, one in the City of Mar del Plata and more than twenty outsourced participating points of sale located in the subway network of the City of Buenos Aires.

Since 2003, our credit card business has expanded its customer base and its area of influence, particularly in the south area of Buenos Aires and in other provinces. For the fiscal years ended June 30, 2005, 2006 and 2007 the evolution of Tarshop’s customers base was as follows:

Fiscal year ended June 30,	Shopping Centers	Street Stores and Other Non-Shopping Center Stores
2005	28.1%	116.1%
2006	16.0%	84.0%
2007	13.9%	73.7%

Our Tarjeta Shopping card has become one of the main credit cards in Alto Avellaneda shopping center with more than 29% of the credit card sales made, and in Abasto de Buenos Aires with a share exceeding 14%. In addition, we have increased our Tarjeta Shopping customer base to almost 700,000 accounts as of June 30, 2007, with an activation of more than 70%, sales of almost Ps.1.2 billion in the year and more than 37,000 participating stores.

The table below sets forth information with respect to the growth of our credit card business during the periods indicated:

	For the fiscal year ended June 30,
	2005	2006
	(in million of Ps.)
Revenues:
Interest income	14.8	29.9
Merchants’ commissions	14.7	22.7
Other fees and commissions	0.0	0.1
Compensatory, punitive and other interest	3.1	5.9
Account maintenance charges	12.7	22.2
Charges for life and disability insurance	19.4	41.6
Income from Metroshop	0.1	0.4
Other services	0.0	0.1
Credit cards reissued	0.0	0.1
Total	64.8	123.0
Credit card receivables(1)	209.2	384.6
Credit cards issued	0.4	0.5
Branches(2)	19	20
Participating stores(2)	21,500	25,900

(1)	Including the securitized portion.
(2)	In constant Ps.

The table below sets forth information with respect to the growth of our credit card business during fiscal year 2007, considering the last classification of revenues in Tarshop’s financial statements:

For the fiscal year ended June 30,
2007
(in million of Ps.)
Revenues
Merchants’ commissions	38.2
Income for services	74.2
Interest income	70.2
Other fees and commissions	2.6
Credit card reissued	1.5
Account maintenance charges	32.0
Income from Metroshop	0.7
Total	219.5

Distribution Network

Today, Tarjeta Shopping has 23 branches, including in our Alto Avellaneda, Alto Palermo, Abasto and Paseo Alcorta shopping centers, as well as street offices such as the one located in the Avellaneda District in the downtown area of Buenos Aires, and in the cities of Lomas de Zamora, Morón and Quilmes, among others. This growth has been accompanied by the significant expansion throughout the rest of the country by the opening of branches in the provinces of Córdoba, Tucumán, Salta and San Salvador de Jujuy. In addition, we have stands for promotion, opening of accounts and distribution of cards at the Wal-Mart Avellaneda superstore and the Coto supermarkets located in the cities of Lanús, Sarandí and Temperley. We have also entered into strategic alliances at the point of sale of certain important household appliance and motorcycle stores where it is possible to obtain instant credit through the so-called “First Transaction” scheme where no card is needed for the first purchase.

Each branch is organized as an autonomous and independent business unit that handles the resources necessary to achieve its business goals, such as invoicing and number of accounts opened. In addition, Tarjeta Shopping has its own ATM structure for payment of bills and extension of automatic cash loans to customers in its branches, applying facilities and procedures for the management and movement of cash comparable to those used by bank branches.

Credit Risk Management

Credit Approval Process

Applications for issue of credit cards submitted are subjected to an evaluation process that undergoes various controls. First, the applicant’s identity is verified and its credit information is collected from credit bureau agencies. Based on the information filed by the applicant and the credit bureau data obtained, in the absence of any negative background, the applicant is given a card with a provisional limit set according to its score level. Simultaneously, the data provided by the applicant himself are verified directly and by cross-checking by means of inquiries to credit databases and governmental agencies, and if necessary, telephone verifications and validations are made at the relevant domicile.

Credit Limits

The credit limit assigned to each card applicant is determined on the basis of the family income and other requirements established by Tarshop based on its experience up to a maximum of Ps. 30,000. The credit limit is the maximum amount of unmatured installment payments available to the client and its additional cardholders to make purchases, services and cash advances, after having analyzed the client’s indebtedness to other financial institutions.

Applications to increase credit limits are evaluated on the basis of the applicant’s seniority and payment behavior and financial condition vis-à-vis other financial institutions. In addition, Tarshop from time to time reviews the card’s limit based on the card holder’s payment behavior.

Payment Plans

Tarshop handles a single billing cycle that matures on the 20th day of each month. The bill contemplates a grace period for non-interest accruing payments that expires from the 7th to the 11th day of the following month, and a second due date subject to delayed payment charges on the 20th day of the following month. Bills are payable at any Tarshop office and in our major collection facilities.

Accounts with unpaid bills as of the 20th day of each month fall in arrears, and are blocked until payment is effected. During the first 30 days of arrears, the client receives automatic and manual calls and letters of reminder. As from the 23rd day of arrears, telephone collection officers arrange an interview with the delinquent client at the branches, so as to continue collection activities in person.

Credit Monitoring and Collection Procedures

Delinquent collection management proceedings start with a reminder call sent to clients who have failed to pay on the first due date, by using an automatic call system. Approximately 40 to 120 days after the due date, the actions involve a combination of telephone calls, interviews with collection officers at the Tarshop’s branches and home visits, aimed at obtaining a discharge of the debt or a payment rescheduling, accompanied by the execution of a debt acknowledgment instrument by the client. Finally, accounts with arrears of more than 120 days are transferred to the attorneys for the filing of legal actions, unless there is evidence of the debtor’s insolvency.

Tarshop’s collection procedures are similar to those established in the trust, see “Funding and Securitization Activities” below.

As concerns loan loss provisions, the policies we apply are similar to those established by the Argentine Central Bank. We make provisions in relation to the credit portfolio category based on the following:

Performing	Provision
Past due:

0-31 days	1.0%
32-90 days	5.0%
91-180 days	25.0%
181-365 days	50.0%

The table below sets forth information with respect to the credit card receivables (including the securitized portion)

	As of June 30,
	2005		2006		2007
	Ps. (1)%		Ps. (1)%		Ps. (1)%
Portfolio Status
Performing(2)	264.1	90.5	338.6	88.2	627.4	86.7
Past due:
31-89 days	8.1	2.8	13.3	3.5	26.2	3.6
90-180 days	10.2	3.5	16.8	4.4	37.8	5.2
181-365 days	9.4	3.2	15.0	3.9	32.2	4.5
Total	291.8	100.0	383.7	100.0	723.6	100.0
Over 365 days and legal proceedings(3)	30.9	—	35.5	—	55.0	—
Loan loss allowance as % of past due loans	—	37.8	—	29.5	—	20.3
Loan loss allowance as % of all loans	—	3.5	—	3.5	—	2.7

(1)	In million of Ps.
(2)	Performing loans not past due more than 30 days.
(3)	These claims are subject to a 100% loan loss allowance.

Funding and Securitization Activities

Tarshop’s main liquidity needs and capital resources include: payment of sales made by retail stores, working capital needs, investment in new technology, the opening and improvement of branches and holding of cash to take advantage of opportunities that may arise. Tarshop has significantly expanded its business by securitizing its credit card receivables pursuant to the Tarjeta Shopping Trust Program. By resorting to this innovative financial engineering mechanism, Tarjeta Shopping has led one of the largest issues in the market and successfully placed 33 series for more than Ps. 1.5 billion, and was assigned the highest rating by Standard & Poor’s.

Throughout its history, Tarshop has incurred liabilities mainly in local currency and to a lesser extent in foreign currency, and leveraged twice the coverage for its commitments incurred in foreign currency.

Receivables Portfolio Securitization

Tarshop has its own Ps.900 million Trust Security Program. To date, 33 series have been issued aggregating Ps.1,533 million in bonds and certificates of participation. In 2007, 4 series were issued for Ps.261 million, and in 2006 3 series were issued for Ps.99 million. Total terms under each issue range from 20 to 30 months. The applicable nominal interest rates for Class A and B Bonds are approximately 11% and 14%, respectively. The interest accrued on both Bonds is subject to a floor and ceiling rates. Class A Bonds in both the revolving and non-revolving structures have an AAA rating granted by S&P.

Liquidity Policies

Tarshop’s policy is to maintain cash and bank account balances for an average of approximately Ps.2.0 million, and to invest any excess in interest-accruing accounts and in mutual investment funds redeemable upon request within 48 or 24 hours. All balances and reserves are denominated in local currency.

Technology

Information systems are an essential element for credit card companies, as the processing of a large number of transactions in constant expansion is required. This has prompted Tarjeta Shopping to procure state-of-the art technology, and for this reason the current data and transaction processing systems maintain all branches linked through its local intranet, allowing expediency and confidentiality in the handling and transmission of data. In addition, its administrative headquarters are capable of being connected via PosNetworks to the participating stores, ensuring the possibility of adding stores and carrying out transactions around the clock.

The expansion of the call center and our credit department required a significant investment in technology and communications, resulting in an aggressive growth in the number of transactions and inquiries attended and increase in processing speed. The Area has four sectors: Systems Development, Technology, New Projects and Server Management and IT Security. Tarjeta Shopping operates with proprietary information systems, developed and suited to the company’s business. Its main systems are developed in 4GL language with Informix DS Data Base Engine, currently, migrating to a new context developed under Oracle DFG Data Base. The main systems’ platform is composed of SUN Spark servers, with Solaris 10 operating system.

All business processes, from origination to account opening, issue of plastics, transaction validation, loan management, customer management, generation and printing of bills, payments, collections, delinquency management and processing, are supported by these system.

The systems allow the on-line capturing and validation of purchases, receiving transactions through Posnet, LaPos (Visa), and direct communication with the major Shopping Center, Hypermarket and Department Store chains, and cash withdrawal transactions through Banelco and Link ATMs.

Tarjeta Shopping’s equipment and IT systems are comparable to those used by large-scale credit card companies, which will allow it to respect its current cost structure while still maintaining the speed in the growth of accounts and portfolio it has been showing so far.

Summary Balance Sheet and Other Data

The following table sets forth certain balance sheet and other data for Tarshop as of June 30, 2005, 2006 and 2007:

	As of June 30,
	2005	2006	2007
	(in million Ps., except percentage)
Balance Sheet Data
Current assets:
Cash and banks	5.74	4.65	8.83
Investments	10.76	10.79	35.29
Accounts receivable	20.09	46.06	67.72
Other receivables	6.62	6.66	16.16
Total current assets	43.21	68.16	128.00
Non-current assets:
Other receivables	2.11	7.43	24.31
Property, plant and equipment	2.88	4.88	9.68
Investments	19.26	39.81	55.68
Accounts receivable	6.93	19.74	40.58
Intangible Assets net	0.04	0.03	0.02
Other assets	0.00	0.03	0.01
Total non-current assets	31.22	71.92	130.28
Total assets	74.43	140.08	258.28
Current liabilities:
Accounts payable	39.69	87.68	156.90
Customer advances	1.31	2.20	4.40
Short-term debt	3.11	5.83	12.28
Related parties	8.38	6.77	3.19
Salaries and social security payable	2.21	2.15	5.02
Taxes payable	5.44	6.44	21.78
Other liabilities	0.00	0.07	0.73
Total current liabilities	60.14	111.14	204.30
Non-current liabilities:
Long-term debt	0.00	0.00	5.60
Other liabilities	0.00	0.10	0.53
Total non-current liabilities	0.00	0.10	6.13
Total liabilities	60.14	111.24	210.43
Shareholders’ equity	14.29	28.84	47.85
Total liabilities and shareholders’ equity	74.43	140.08	258.28

Other Financial Data
Return on assets	10.0%	10.4%	7.4%
Return on shareholders’ equity	107.7%	101.8%	65.9%
Net interest margin	62.08%	62.84%	64.72%
Non-performing loans as a percentage of total loans	26.65%	25.20%	24.48%
Reserve for loan losses as a percentage of total loans	26.37%	16.80%	15.17%
Reserve for loan losses as a percentage of non-performing loans	98.98%	66.65%	61.98%

E-Commerce Activities

Altocity.Com S.A. (“Altocity”) was a company engaged in delivering e-commerce services providing information tailored to customers’ needs, to make informed decisions. Retailers also benefited from such services, since they had access to a large customer data base. Altocity was a wholly owned subsidiary of E-Commerce Latina S.A., (“E-Commerce Latina”), an Internet venture between us and Telefónica de Argentina S.A. (“Telefónica”), in which each had a 50% interest.

On October 24, 2006, we entered into a share purchase agreement with Telefónica, by which we acquired 808,354 ordinary shares issued and outstanding of E-Commerce Latina, and 11 ordinary shares issued and outstanding of Altocity.Com for a total price of Ps.85,876. The agreement was subject to approval by the Comisión Nacional de Defensa de la Competencia, or Antitrust Authority. By the end of December 2006, we received the approval and in January 2007, the transaction was closed. Thus, we obtained total share control of E-Commerce Latina S.A. During January 2007, the total price agreed was fully paid.

The board of directors of Altocity decided to restructure a large part of its activities by increasing those activities described in its social purpose. On January 6, 2007 the meeting of shareholders complied with such initiative in order to incorporate activities which allowed the company to reach an adequate economic and financial equilibrium.

The sale of products in the web ended in March 2007. The reason for this decision was that although our operations registered a significant increase, it was not sufficient to achieve economies of scale.

On November 6, 2007, as part of a corporate restructuring, we redefined our organizational structure, with the purpose of optimizing our operations. Accordingly, we sold to IRSA the interest it held in our controlled non-operative company E-Commerce Latina S.A., which consisted of 1,616,702 common shares for an aggregate price of Ps. 3,495,217.

Competition

Shopping centers

Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Leasable gross area	Shops	% Overall national leasable area(2)	% Shop(2)
Alto Palermo
	Alto Avellaneda(5)	GBA	49,604	152	3.77%	3.08%

Company	Shopping Center	Location(1)	Leasable gross area	Shops	% Overall national leasable area(2)	% Shop(2)
	Abasto de Buenos Aires	BA	39,683	171	3.01%	3.47%
	Mendoza Plaza Shopping(3)(5)	Mendoza	39,392	151	2.99%	3.06%
	Paseo Alcorta(5)	BA	48,893	116	3.71%	2.35%
	Alto Palermo Shopping	BA	18,210	150	1.38%	3.04%
	Buenos Aires Design(4)	BA	13,988	61	1.06%	1.24%
	Patio Bullrich	BA	10,978	83	0.83%	1.68%
	Alto Noa(5)	Salta	18,831	85	1.43%	1.72%
	Córdoba Shopping(5)	Córdoba	23,428	108	1.78%	2.19%
	Alto Rosario(5)	Rosario	40,415	143	3.07%	2.90%

	Subtotal		303,422	1.220	23.04%	24.72%

Cencosud
	Unicenter Shopping(5)	GBA	90,869	287	6.90%	5.82%
	Plaza Oeste Shopping(5)	GBA	38,720	138	2.94%	2.80%
	Quilmes Factory(5)	GBA	31,373	47	2.38%	0.95%
	Lomas Center Shopping(5)	GBA	24,271	50	1.84%	1.01%
	San Martin Factory(5)	GBA	24,388	31	1.85%	0.63%
	Parque Brown Factory(5)	GBA	23,553	41	1.79%	0.83%
	Las Palmas del Pilar Shopping(5)	GBA	37,662	102	2.86%	2.07%
	Jumbo Palermo Centro Comercial(5)	BA	22,763	46	1.73%	0.93%
	El Portal de la Patagonia(5)	Neuquén	21,700	45	1.65%	0.91%
	El Portal de Escobar(5)	GBA	18,886	24	1.43%	0.49%
	El Portal de los Andes(5)	Mendoza	22,962	40	1.74%	0.81%
	Portal de Madryn(5)	Chubut	0	0	0.00%	0.00%
	El Portal de Rosario(5)	Rosario	57,419	182	4.36%	3.69%
	Subtotal		414,566	1.033	31.48%	20.93%

Other Operators
	Bahia Blanca		17,887	73	1.36%	1.48%
	Caballito Shopping Center		4,800	75	0.36%	1.52%
	Del Parque Shopping		2,985	61	0.23%	1.24%
	Devoto Shopping		17,615	90	1.34%	1.82%

Company	Shopping Center	Location(1)	Leasable gross area	Shops	% Overall national leasable area(2)	% Shop(2)
	El Solar del Abadia		6,825	90	0.52%	1.82%
	Galerias Pacifico		12,647	151	0.96%	3.06%
	Libertad Poeta Lugones		24,000	164	1.82%	3.32%
	Los Gallegos Shopping		12,000	65	0.91%	1.32%
	Nine Shopping		25,295	95	1.92%	1.93%
	Nordelta Centro Comercial		8,808	69	0.67%	1.40%
	Nuevocentro Shopping		25,700	121	1.95%	2.45%
	Palace Garden Centro Comercial		4,230	58	0.32%	1.18%
	Palmares Open Mall		22,570	97	1.71%	1.97%
	Parque Comercial Auchan Quilmes		10,500	14	0.80%	0.28%
	Parque Comercial Avellaneda		57,000	81	4.33%	1.64%
	Parque Comercial Bs As II		26,300	32	2.00%	0.65%
	Paseo del Sol		29,664	73	2.25%	1.48%
	Paseo Diagonal		4,050	24	0.31%	0.49%
	Patio Casey		4,023	41	0.31%	0.83%
	Patio Olmos		13,198	121	1.00%	2.45%
	Plaza Liniers Shopping		5,800	64	0.44%	1.30%
	Posadas Plaza Shopping		5,347	59	0.41%	1.20%
	San Luis Shopping Center		27,754	37	2.11%	0.75%
	Shopping del Jardin		12,521	41	0.95%	0.83%
	Shopping del Siglo		12,540	81	0.95%	1.64%
	Showcenter Haedo		24,644	40	1.87%	0.81%
	Showcenter Norte		39,688	19	3.01%	0.39%
	Spinetto Shopping		15,047	47	1.14%	0.95%
	Tren de la Costa		28,399	102	2.16%	2.07%
	Village Recoleta		0	22	0.00%	0.45%
	Boulevard Shopping		0	0	0.00%	0.00%
	El Palacio Galerias		1,500	30	0.11%	0.61%
	Estacion Recoleta		0	0	0.00%	0.00%
	Paseo Pilar		4,618	65	0.35%	1.32%
	Paseo Shopping		6,921	72	0.53%	1.46%
	Solei Factory		25,330	101	1.92%	2.05%
	Portal Tucumán Shopping		28,050	93	2.13%	1.88%

Company	Shopping Center	Location(1)	Leasable gross area	Shops	% Overall national leasable area(2)	% Shop(2)
	Village Caballito		5,471	13	0.42%	0.26%
	Torres del Sol		12,095	163	0.92%	3.30%
	Catamarca Shopping Tucumán		13,040	38	0.99%	0.77%
	Subtotal		598,862	2.682	45.48%	54.35%
Total			1,316,850	4.935	100%	100%

(1)	“GBA” means Gran Buenos Aires, the Buenos Aires metropolitan area, and “BA” means the city of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	Our effective interest in Mendoza Plaza Shopping is 85.4%.
(4)	We have an effective interest of 54% in ERSA, a company that operates the concession of this building.
(5)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Credit Card Operations

The credit card market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina, most of which have substantially greater financial resources than we do and (ii) the strong market position of both Visa and Mastercard in Argentina. Our principal competitors in various segments of the credit card market include:

•	International and domestic Cards: Visa, Master, AMEX, Cabal, Diners and Carta Franca.

•	Regional cards: Naranja, Provencred, Efectivo Sí and Credilogros.

•	Zonal cards: Italcred, Carta Sur, Crédito Actual and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Century.

•	Banks: Columbia, Itaú, Comafi, Privado and others.

•	International financial companies: GE Capital and Cetelem.

Seasonality

Our business is directly related to seasonality, which affects the sales’ level of our tenants. During the summer holiday season (January and February) our tenants experience their minimum sales levels, compared to the winter holidays (July) and the month of December (Christmas) when our tenants tend to reach their peak sales figures. Clothes and footwear tenants usually change their collections in spring and autumn. This has a positive effect in shopping sales. Discount sales at the end of each season are also a major source of impact in our business.

Regulation and Government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, are applicable to the development and operation of our properties.

Currently, Argentine law does not specifically regulate shopping center lease agreements. Since our shopping center leases generally differ from ordinary commercial leases, we have created standard provisions that govern the relationship with our shopping center tenants. In compliance with applicable laws and our own policies, we have established specific provisions regarding store hours, fines and other penalties, tenants’ sales information duties, centralized administration, control and supervision.

Leases

Argentine law imposes certain restrictions on landlords, including:

•	a prohibition to include price adjustment clauses based on inflation increases in lease agreements; and

•	the imposition of a three-year minimum lease term for retail property, except in the case of stands and/or spaces in markets and fairs.

Although our lease agreements were U.S. dollar-denominated, Decree No. 214/2002, Decree No. 762/2002 and Law N° 25,820 that amended the Public Emergency Law, provided that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provided for payments in U.S. dollars were subject to the following rules:

•	financial obligations were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CER for commercial leases;

•

from October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CVS;

•

if because of the application of these provisions, the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide about the difference in each particular case; and

•	pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Under the Argentine Civil Code and the Lease Law No. 23,091, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options –leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

Lease Law No. 23,091, as amended by Law No. 24,808 provides that tenants may rescind commercial lease agreements after the first six months by sending a written notice at least 60 days before the termination of the contract. Such rescission is subject to penalties which range from one to one and a half months of rent. If the tenant rescinds during the first year of the lease the penalty is one and a half month’s rent and if the rescission occurs after the first year of lease the penalty is one month’s rent.

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

While current argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine

Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. On August 16, 2006, economy minister Felisa Miceli announced a loosening of requirements on mortgage loans up to Ps.300,000. Banks were enabled to finance 100 percent of house purchases on property valued at up to Ps.200,000 and 90 percent of purchases of property worth up to Ps.300,000. The duration of these loans will be up to 30 years. These measures were taken in response to the escalating cost of leases and the difficulties in accessing the mortgage loan market. These measures became effective in September, 2006.

The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” where lessees fail to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the instrument of the debt itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil Code enables judges to summon tenants who fall two months in arrears to vacate the property they are renting within 10 days of having received notice to such effect. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to evictions proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

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

Buenos Aires Building Code. The Buenos Aires Building Code (Código de la Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the city of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to assure compliance therewith.

We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

Sales and Ownership

Buildings Law. Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for later subdivision into condominium (Propiedad Horizontal). Under this law, developers must inform potential purchasers of their intention to sell the building as a condominium, as well as of all sale conditions, and the size of each unit in relation to the whole building. The sale of these units is subject to subdivision approval and in order to be included in Buildings Law regime must be registered with the Real Estate Registry (Registro de la Propiedad Inmueble). This law also states that, in the event that construction is not completed, all amounts already deposited must be repaid to the purchasers.

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

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided plots of land regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment. The provisions of this law require, among other things:

•

the registration of the intention to sell the property in subdivided plots in the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regards to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the division.

•	the preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act, unless seller registers his decision to desist from the sale in installments with the Real Estate Registry. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument will obtain the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Act prohibits the rescission of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may take action under any mortgage on the property.

Mortgage Regulation. The Argentine Civil Code regulates mortgages both as a contract and as a right over property. There are no special provisions in the Civil Code aimed at protecting mortgagors. Any agreement entered into by a mortgagor and a mortgagee at time of execution of the mortgage or prior to the default of the mortgagor allowing the mortgagee to recover the property without a public auction of the property will not be enforced by the courts as contrary to Argentine public policy.

Until the enactment of Trust Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a proceeding regulated by the Civil and Commercial Procedure Code. The heavy caseload on the courts that hear such matters usually delays the proceeding, which currently takes 1 to 2 years to complete.

Chapter V of Trust Law No. 24,441 institutes a new procedure which may expedite collection of unpaid amounts secured by a mortgage. To be applicable, the new rules, which allow an out-of-court auction, need to be expressly agreed to by the parties in the mortgage contract.

Currently, we include in our mortgages a clause enabling the enforcement of Law No. 24,441. However, there can be no assurance that such collection provisions will accelerate the recovery of unpaid amounts under mortgage guarantees.

On the other hand, the Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were suspended for a period of 180 days from the law’s effective date. Such period was extended for 90 days more by Law No. 25,640 dated September 2002, expiring on February, 2003.

On February 4, 2003, the Executive Branch enacted Decree No. 204/2003 creating a mediation proceeding, for a limited period of 90 days, to be conducted through the Legal Emergency Units (Unidades de Emergencias Legales) depending from the Ministry of Labor, Employment and Social Security and the Ministry of Production. Such Legal Emergency Units shall intervene at the request of debtors or creditors in foreclosure cases.

The mediation proceeding is voluntary and free. Proposals and negotiations made by the parties during the mediation proceedings are subject to the confidentiality of ordinary mediations. No mediation proceeding will result in the suspension or interruption of the legal terms running in judicial or out-of-court foreclosure proceedings.

The Legal Emergency Units will attempt to facilitate an agreement between the parties, enabling the debtor the performance of his obligations without lessening the creditor’s rights. The intervention of the Legal Emergency Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term of force of 90 days.

On May 8, 2003 the Congress enacted Law No. 25,737 which suspended foreclosures for a period of 90 days more. Afterwards, private and financial entities have voluntarily decided to suspend foreclosures. On November 2005, the Argentine Congress enacted a new Law (No. 26,062) which extended the foreclosures suspension for an additional 120 days, which was again extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosures on mortgaged property were suspended until December 2006.

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

Law No. 26,167, enacted on November 29, 2006, suspended foreclosures and has also established a special proceeding within the ordinary trials for the enforcement of certain mortage loans. Such special proceedings give creditors a 10-day period to inform the court the amounts owed under the mortgage loan. Soon after, the judge is to call the parties for a hearing in order to reach an agreement on the amount and terms of payment thereunder. In case of failure by the parties to reach such agreement, they will have a 30-day negotiation period, and if such negotiations still result unsuccessful, then, payment and conditons will be determined by the court.

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

Although our mortgages are U.S. dollar-denominated, Decree No. 214/2002 and Decree No. 762/2002 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. dollars are subject to the following rules:

•	financial obligations were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CER for commercial leases;

•

from October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CVS;

•

if because of the application of these provisions, the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide about the difference in each particular case; and

•	pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Other Regulations

Consumer Protection Act .Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the arrangement and execution of contracts. The Consumer Protection Law purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Law deems void and unenforceable certain contractual provisions in consumer contracts, including those which:

•	warranty and liability disclaimers;

•	waiver of consumer rights;

•	extension of seller rights; and

•	shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from fines to closing down of establishments in order to induce compliance from sellers.

The Consumer Protection Law defines consumers or users, as the individuals or legal entities that contract for a price for final use or that of their own benefit or their family or social group:

•	the acquisition or rental of movable property;

•	the supply of services; and

•	the acquisition of new real estate intended for housing, including plots of land acquired with the same purpose, when the offer is public and directed to undetermined persons.

It also establishes that those who acquire, store, utilize or consume goods or services to integrate them into a production, transformation, commercialization or supplying to third parties process will not be considered consumers or users.

In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The following are excluded from the application of the Consumer Protection Law:

•	services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority; and

•	contracts involving used assets, executed between consumers.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer. On June 2005, Resolution No. 104/05, which complements the Consumer Protection Law, adopted MERCOSUR’s Resolution on which requires that those who engage in commerce over the Internet (E-Business) to disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms.

Antitrust Law. Law No. 25,156 prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies (i) which hold 25% or more of the relevant market or (ii) which exceed the accumulated sales volume by approximately Ps.200.0 million in Argentina or Ps.2,500 million worldwide; then the respective concentration should be submitted for approval to the Comisión Nacional de Defensa de la Competencia, or Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps.20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in total Ps.20.0 million or Ps.60.0 million in the last 36 months, these transactions must be notified to the Antitrust Authority. As our and our major shareholder, IRSA’s consolidated annual sales volume exceeds Ps.200.0 million, we and IRSA are required to notice to the Antitrust Authority of any concentration provided for by the Antitrust Law.

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010, regulates different aspects of the business known as “credit card system.” The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected by users and the commissions to the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping”, issued by Tarshop S.A.

C. Organizational Structure

(1)	We own a 100% interest in Empalme S.A.I.C.F.A. y G. Currently our shares of Empalme S.A.I.C.F.A. y G. are pledged to secure our payment of the deferred purchase price payable to the sellers of Empalme.
(2)	Owned through a 100% interest in Shopping Villa Cabrera, 95% through our subsidiary Empalme S.A. and a 5% directly through APSA.
(3)	Owned through a 53.7% equity interest in our subsidiary Emprendimiento Recoleta, which holds the concession to operate the Buenos Aires Design Shopping Center.
(4)	As of November 6, 2007, we sold our 100% equity interest in our former subsidiary E-Commerce Latina S.A. to IRSA Inversiones y Representaciones S.A., our major shareholder.
(5)	As of April 17, 2007, our subsidiary Altocity.com S.A. changed its name to Comercializadora Los Altos S.A.
(6)	As of November 6, 2007, we own a 100% interest in Comercializadora Los Altos S.A. 10% through our subsidiary Shopping Alto Palermo S.A., and a 90% directly through APSA.
(7)	The country of residence of our subsidiaries is Argentina.

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2007:

Subsidiary	Activity	Country of Incorporation	Percent Ownership (%) (1)	Percent of voting power (%) (1)	Percentage of our total net revenues
Shopping Alto Palermo S.A.	Real estate investments and development	Argentina	100%	100%	11.9%
Fibesa S.A.	Real estate agent	Argentina	100%	100%	2.8%
Tarshop S.A.	Credit card operations	Argentina	80%	80%	44.1%
Emprendimiento Recoleta S.A. (2)	Building	Argentina	54%	54%	2.1%
Inversora del Puerto S.A. (3)	Real estate investments	Argentina	100%	100%	0.0%
Shopping Neuquén S.A.	Development of undertakings	Argentina	95%	95%	0.0%
Mendoza Plaza Shopping S.A	Real estate investments	Argentina	85%	85%	3.9%
Conil S.A	Real estate investments	Argentina	50%	50%	0.0%
E-Commerce Latina S.A.(5)(6)	Holding services	Argentina	100%	100%	0.0%
Comercializadora Los Altos S.A.(4)(7)	Real estate agent	Argentina	100%	100%	0.0%
Empalme S.A.I.C.F.A. Y G.	Real estate investments	Argentina	100%	100%	0.8%
Panamerican Mall S.A.	Real estate investments	Argentina	80%	80%	0.0%

(1)	Percentage of equity interest has been rounded.
(2)	During fiscal year ended June 30, 2006, we increased our interest in Emprendimiento Recoleta from 51% to 54%.
(3)	As of September 28, 2007, this subsidiary has been liquidated.
(4)	As of June 30, 2007, we owned this subsidiary indirectly through E-Commerce Latina S.A., and on November 6, 2007, we acquired a 100% equity interest from E-Commerce Latina S.A.
(5)	As of October 24, 2006 we acquired the remaining 50% equity interest from Telefónica Argentina S.A., thus increasing our equity interest in E-Commerce Latina S.A. up to a 100%.
(6)	As of November 6, 2007, we sold our 100% equity interest in our former subsidiary E-Commerce Latina S.A. to IRSA Inversiones y Representaciones S.A., our major shareholder.
(7)	As of April 17, 2007, our subsidiary Altocity.com S.A. changed its name to Comercializadora Los Altos S.A.

D. Property, Plant and Equipment

Our properties include shopping centers and land reserves for the construction of shopping centers or apartment buildings. All of our properties are located in Argentina.

We lease our headquarters, located at Moreno 877, 22nd floor, (C1091AAQ), Buenos Aires, Argentina, from Inversora Bolivar S.A., a subsidiary of IRSA, pursuant to a lease agreement that will expire in October 2008. We believe that all of our facilities are adequate for our present needs and suitable for their intended purposes.

The following table sets forth certain information about our owned properties:

Property	Location	Encumbrance
Alto Palermo	City of Buenos Aires, Argentina	—
Abasto	City of Buenos Aires, Argentina	—
Alto Avellaneda	City of Avellaneda, Argentina	—
Paseo Alcorta	City of Buenos Aires, Argentina	—
Patio Bullrich	City of Buenos Aires, Argentina	—
Alto Noa	City of Salta, Argentina	—
Buenos Aires Design	City of Buenos Aires, Argentina	—
Alto Rosario	City of Rosario, Argentina	—
Mendoza Plaza	City of Mendoza, Argentina	—
Caballito project(1)	City of Buenos Aires, Argentina	—
Neuquén project(2)	City of Neuquén, Argentina	Mortgage
Córdoba Shopping Villa Cabrera(3)	City of Córdoba, Argentina	Mortgage	(5)
Patio Olmos Building(6)	City of Córdoba, Argentina	—
Panamerican Mall SA	City of Buenos Aires, Argentina	—
Espacio Aéreo Coto	City of Buenos Aires, Argentina	—
Torres de Abasto	City of Buenos Aires, Argentina	—
Other properties(4)	City of Buenos Aires, Argentina	—

(1)	We have a parcel of land with a surface area of 25,539 square meters in the “Caballito” neighborhood, one of the most highly populated areas in the City of Buenos Aires. This land could be used to build a 30,000 square meter shopping center including a hypermarket. We have not yet obtained the authorization from the government of the City of Buenos Aires to develop the center on this land and cannot at this stage guarantee that such authorization will be granted. As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings for an aggregate amount of Ps.3,689,485.5, plus an added amount, provisionally estimated, of Ps.900,000 in order to respond to legal costs and interests. The main dispute is about the amount due for the admission rights of the income tax. In the first instance, AFIP pleaded for a general restraining order. As of June 30, 2007, under court proceedings, this building is subject to a legal attachment.
(2)	As of June 30, 2007, includes Ps. 105,754 from a mortgage on the land purchased by Shopping Neuquén S.A. for Ps 3,313,620 within the short-term debt. As of December 17, 2007, such mortgage has been fully cancelled, but the mortgage cancellation deed has not been suscribed.
(3)	We own a 100% interest in Empalme S.A.I.C.F.A. y G. Currently our shares of Emplame S.A.I.C.F.A. y G are pledged.
(4)	Includes properties nearby Alto Palermo and Patio Bullrich, and other properties located in the City of Buenos Aires.
(5)	Right over real property granted by a debtor to a creditor whereby the creditor is authorized to receive the income from such property to cancel interest and/or principal under our existing debt.
(6)	Acquired on September 25, 2007.

We do not currently lease any material properties other than our headquarters.

A detailed description of each of our different properties and plans to expand, build or develop have been previously disclosed in this document under “Business—Overview”, including information about size, use and location of the properties and estimations of cost and methods of financing the planned expansions and developments.

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

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2007, 2006 and 2005 relate to the fiscal years ended June 30, 2007, 2006 and 2005, respectively. The consolidated financial statement for those years have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, member firm of PriceWaterhouseCoopers, an independent registered public accounting firm.

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

Critical Accounting Policies and Estimates

In connection with the preparation of the consolidated financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	revenue recognition

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	deferred income tax;

•	minimum presumed income tax; and

•	extension of our Convertible Notes’ maturity date.

Revenue Recognition

Leases and services from shopping center operations. We account for our leases with tenants as operating leases. We generally charge tenants a rent which consists of the higher of (i) a monthly base rent (the

“Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Certain of our lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, we do not recognize contingent rents until the required thresholds are exceeded.

Our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties of one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

We also charge our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. We recognize administration fees monthly when earned. In addition to rent, we generally charge tenants admission rights. Admission rights are non-refundable admission fees that tenants may be required to pay upon entering into a lease or upon lease renewal. An admission right is normally paid in one lump sum or in a small number of monthly installments. We recognize admission rights using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

We also derive revenues for parking lot fees charged to visitors. We recognize parking revenues as services are performed.

Credit card operations. We derive revenues from credit card transactions which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders account statements, and which are recognized as services are provided; and (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis.

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

We believe that this accounting policy is a “critical accounting policy” because if future conditions differ substantially from the assumptions used in making the evaluations, this could have a material effect on our consolidated balance sheet as well as on our results of operations.

Impairment of long-lived assets

As a matter of policy, we evaluate the carrying value of our long-lived assets on a segment-by-segment basis every June 30 of each year. In addition, we periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Prior to the changes to the accounting standards introduced by the Comisión Nacional de Valores, we considered the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. We determined the fair market value primarily using independent appraisals which apply different valuation methods as applicance. Effective July 1, 2006, due to the adoption of the new accounting standards by the Comisión Nacional de Valores, the carrying value of a long-lived asset is considered impaired by us when the expected cash flows from such asset are separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The adoption of this accounting standard did not have an impact in our results of operations or financial position.

Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings. U.S. GAAP prohibits the reversal of a previously recognized impairment charge.

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

As of June 30, every year we review our assets related to leases and services, and other segments for impairments. Due to the continued deterioration of the Argentine economy during our fiscal years ended June 30, 2002, 2003 and 2006 we recognized impairment losses related to the Leases and Services and Other segments amounting to Ps.62.8 million and Ps.12.7 million and Ps.0.4 million, respectively. As a result of increases in their fair market values, during fiscal years 2003, 2004, 2005, 2006 and 2007, we partially reversed previously recognized impairment losses recognizing gains of Ps.15.7 million, Ps.26.9 million, Ps.13.1 million, Ps.9.9 million and Ps.2.3 million, respectively. In addition, amortization related to the impairment charges amounted to Ps.1.6 million, Ps 0.6 million and Ps.0.3 million during the years ended June 30, 2004, 2005 and 2006, respectively. Assets reviewed for impairment purposes vis-à-vis those two segments represent 62.2% and 80.6% of our total assets as of June 30, 2007 and 2006, respectively.

Fair market values were determined by independent appraisals using either the “rent value method” or the “open market method”, as applicable. As of June 30, 2007, the valuation of each shopping center was performed according to “the rent value method”. This method determines the value of each property considering the specific projected cash flows discounted at a rate commensurate with its risk. We calculated discount rates considering each property’s location, competition in its market, its historical vacancy rates and historical cash flows. The average discount rates we used were between 10.0% and 10.4%, the average price per leasable square meter was Ps. 7,043 and the average vacancy rate was calculated taking into consideration the real vacancy. The performance of a sensitivity analysis which reduces prices per square meter by 5% resulted in an increase impairment as of June 30, 2007 equal to Ps. 0.03 million.

We used the “open market method” for the valuation of land reserved and non-current inventories. We estimated the value of each site by taking into consideration the value of the property according to its surface area and location, as well as the availability of inventory. Our land reserve constitutes an added value as a unique portfolio for shopping centers development in CBD (Central Business Districts). Caballito and Neuquén are the largest locations in our portfolio. The performance of a sensitivity analysis, which reduced prices by 5%, resulted in an increased impairment as of June 30, 2007 equal to Ps.0.03 million.

The above mentioned potential impairment losses totaled Ps.0.06 million and would affect the balance sheet lines “Non Current Inventories, net”, and “Fixed Assets, net”, reducing the value of our total assets by approximately 0.003%. These impairment losses would have reduced our net income for the year ended June 30, 2007 by 0.091%.

Deferred income tax

We recognize income tax using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Technical Resolution No. 17 requires companies to record a valuation allowance for that component of net deferred tax assets which is not recoverable.

We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•

it is highly susceptible to change from period to period because it requires company management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and

•

the impact that calculating income tax using this method would have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax result reported in our consolidated statement of income could be material.

Minimum presumed income tax

We calculate the minimum presumed income tax provision by applying the current 1% rate on computable assets at the end of the year. This tax complements the income tax. Our tax obligation each year will coincide with the highest amount due under either of these two taxes. However, if the minimum presumed income tax provision exceeds income tax in a given year, the amount in excess of income tax can be offset against income tax arising in any of the following ten years.

We have recognized the minimum presumed income tax provision paid in previous years as a credit as we estimate that it will offset future years’ income tax.

We believe that the accounting policy relating to the minimum presumed income tax provision is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our future results that are highly susceptible to change from period to period, and as such the impact on our financial position and results of operations could be material.

Extension of our Convertible Notes’ maturity date

On August 20, 2002, we issued an aggregate amount of US$50.0 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The Convertible Notes accrue interest at a fixed annual interest rate of 10% (payable semiannually), are convertible at any time at the option of the holder into common shares of Ps. 0.10 par value per share and originally matured on July 19, 2006. On May 2, 2006 a Meeting of Noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014, leaving the remaining terms and conditions unchanged.

Argentine GAAP, requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value, and that amount should be used to determine the extinguishment gain or loss to be recognized.

Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instrument are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, we concluded that the instruments were not substantially different and accordingly the original Convertible Notes were not considered to have been extinguished.

We believe that the accounting policy related to the extension of our Convertible Notes’ maturity date is a “critical accounting policy” because it required us to make an estimate of the present value of the future cash flows, using an estimated discount rate which is highly susceptible to changes from period to period, and as a result the impact on the fair market value of our debt instruments could be material.

U.S. GAAP Reconciliation

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are the following:

•	the appraisal revaluation of certain fixed assets under Argentine GAAP while fixed assets are valued at cost under U.S. GAAP;

•	the deferral of certain preoperating expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the treatment of expenses incurred for the development and acquisition of software under the provisions of SOP 98-1;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the reversal of the amortization expense related to goodwill recognized under Argentine GAAP;

•	the impact of certain U.S. GAAP adjustments on our equity investees;

•	the accounting for increasing rate debt;

•	the accounting for securitized credit card receivables in accordance with SFAS No. 140;

•	the accounting for available-for-sale securities;

•	the amortization of fees related to the Senior Notes;

•	the present-value accounting of asset tax credits;

•	the restoration of previously recognized impairment losses;

•	the reversal of the gain from recognition of inventories at net realizable value;

•	the debtor’s accounting for a modification of convertible debt instruments;

•	the deferral of certain revenues from life and disability insurance and origination fees under US GAAP.

•	the revenue recognition of deferred brokerage commissions over the term of the respective leases under US GAAP.

•	the recognition of escalation rental revenue under the straight-line method over the term of the leases, under US GAAP, accordingly to the SFAS No. 13 and FTB 85-3.

•

the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences for deferred income tax calculation purposes while under U.S. GAAP are treated as temporary differences. In addition, the U.S. GAAP adjustment effect on deferred income tax of the foregoing reconciling items,

•	the effect on minority interest of the foregoing reconciling items, and

•	the reversal of capitalized exchange differences under Argentine GAAP.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 19 to our consolidated financial statements included elsewhere in this annual report for details.

Net income under Argentine GAAP for the years ended June 30, 2007, 2006 and 2005 was Ps. 64.1 million, Ps. 44.7 million and Ps. 33.3 million, respectively, as compared to Ps. 75.7 million, Ps. 47.0 million and Ps. 36.2 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2007 and 2006, was Ps. 823.9 million and Ps. 806.8 million, respectively, as compared to 668.1 million and Ps. 643.8 million, respectively, under U.S. GAAP.

Overview

Effects of Devaluation and Economic Crisis on us

Our historical financial results have been, and are expected to continue to be, materially affected by the general level of economic activity and growth of per capita disposable income in Argentina, where all of our assets are located and our operations are performed. From December 2001 through most of 2002, Argentina experienced a crisis that virtually paralyzed its economy and led to radical changes in government policies. Argentina’s trade and fiscal deficits and the rigidity of its fixed exchange rate system (known as the convertibility regime), combined with the country’s excessive reliance on foreign capital and with its mounting external debt, resulted in a deep contraction of the economy and in banking and fiscal crises when capital started to leave the country.

In response to the political and economic crisis, the Argentine government undertook a number of far-reaching initiatives that significantly changed the monetary and foreign exchange regime and the regulatory framework for conducting business in Argentina. Between December 2001 and January 2002, Argentina abolished the fixed parity between the Peso and the U.S. dollar, rescheduled bank deposits, asymmetrically pesified debts and suspended payment on a significant portion of its public debt.

Most sectors of the Argentine economy were severely affected by the crisis and regulatory changes. In April 2002, the economy started its path to stabilization and realized a clear improvement of economic variables during the second half of the year, mainly as a result of expanding exports and decreasing imports. While the devaluation of the Peso had significant adverse consequences, it did result in a positive balance for Argentina’s current account, which fostered a reactivation of domestic production. The sharp decline in the Peso’s value against foreign currencies, together with a decline in production costs in U.S. dollar terms, made Argentine products relatively inexpensive in the export markets. At the same time, the costs of imported goods increased significantly due to the devaluation of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

During the second half of 2002, Argentina’s Gross Domestic Product (GDP) increased 4.4%, and the consumer price index inflation was 8.0% for the six-month period ended December 31, 2002, as compared to 30.5% for the six-month period ended June 30, 2002. The improving economic conditions, particularly the reduction of capital outflows from the Argentine economy and the banking system, allowed the government to begin lifting restrictions on bank withdrawals in November 2002.

Despite the improvement in economic conditions during the second half of 2002, Argentina’s overall GDP contracted 10.9% for the full year, receding to 1993 values, investment collapsed (with, for example, negative growth of 43% in the second quarter compared to the second quarter of 2001), and inflation increased sharply. The main impact of the crisis was the tremendous social hardship. Unemployment rose from 12.9% to 19.7% between 1998 and 2002, real wages declined 24% in 2002, and the poverty index increased from 29% of the population in 2000 to 52% in 2002.

In May 2003, Argentina’s political environment was reorganized when Dr. Néstor Kirchner took office as president. The economy continued to show indications of recovery, as GDP grew 8.8% in 2003. A combination of sound fiscal and monetary policies kept consumer price inflation under control at 3.5% in 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation (amounting to Ps.7.8 billion), and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. Social indicators also improved. The unemployment rate decreased to 17.3% in 2003 and real wages began to recover.

During 2004 and 2005, the Argentine economy continued to grow. GDP grew 9.0% in 2004 and 9.0% in 2005 according to the Central Bank’s survey of independent forecasting firms. Inflation remained relatively low in 2004 although it almost doubled to 6.1% from 2003, and it increased to 12.3% during 2005 and 9.8% during 2006.

In June 2005, the Argentine government completed a restructuring of the federal government’s public debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$191.3 billion to US$126.6 billion and negotiated lower interest rates and extended payment terms. Approximately US$19.5 billion of defaulted bonds held by creditors who did not participate in the exchange offer remain outstanding.

Over the past four years, the Argentine economy has recovered significantly from the crisis, and the business environment has largely stabilized. We believe that the current recovery has led to significant improvements and sets the stage for growth opportunities. Nevertheless, we cannot assure you that the favorable economic conditions that Argentina has experienced in recent years will continue. See “Risk Factors—Risks Related to Argentina.”

Effects of inflation

From 1997 until the end of year 2001, policies adopted by the Argentine government have substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates’ figures published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	30.5%	95.6%
2003	10.2%	8.3%
2004	4.9%	0.1%
2005	9.0%	7.7%
2006	11.0%	12.2%
2007	8.8%	9.3%

The inflationary risk increase may erode macroeconomic stability held at present in the country, causing a negative impact on the development of our operations.

During 2006 retail prices increased significantly, making inflation one of the main economic issues. In order to hold back inflation, the government signed trade agreements, primarily within the food and textile sectors. In this regard, the CPI increased by 3.9% and 7.2% for the Wholesale Price Index (“IPIM”) for the first semester of 2007. This shows that inflation is one of the most important problems to be solved by the new administration.

Effects of interest rate fluctuations

Most of our U.S.dollar denominated debt accrues interest at a fixed rate. An increase in interest rates do not imply a significant increase in our financial costs and do not materially affect our financial condition and our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S.dollars. Therefore, a devaluation of the Argentine Peso against the U.S.dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgages and lease receivables. Due to the fact that many of our customers have their cash flows in Pesos, a fluctuation of exchange rate may increase their U.S.dollar-denominated liabilities. Foreign currency exchange restrictions hereafter imposed by the Argentine Government could prevent or restrict our access to U.S.dollars, affecting our ability to service our U.S.dollar denominated liabilities.

Business Segment Reporting

We are required to disclose segment information in accordance with Technical Resolution (“RT”) No. 18 “Specific Considerations for the Preparation of Financial Statements.” RT No. 18 establishes standards for reporting information about operating segments in annual financial statements issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have three reportable segments. These segments are “leases and services,” “credit card operations” and “other.”

A general description of each segment follows:

Leases and services. The majority of our revenues are derived from leases with retail tenants in our ten shopping centers. We generally charge our tenants a rent, based on the higher of: (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales. For the fiscal years ended June 30, 2005, 2006 and 2007, a majority of our tenants paid the rent on the basis of the specified percentage of its monthly gross sales. We also charge our tenants a monthly management fee, prorated among all tenants in the relevant shopping center according to their leases, relating to the administration and maintenance of the common areas and administration of contributions made by tenants to finance promotional efforts for our shopping centers. We recognize management fees monthly when earned. We also generate revenues from admission rights (a non-refundable admission fee tenants may be required to pay upon entering into or renewing a lease), leasing agent fees paid by tenants calculated as a percentage of the final rental value and parking lot fees charged to visitors. We recognize admission rights using straight-line method over the live of the respective lease agreements. We recognize parking revenues as serviced performed.

Credit Card Operations. We operate a credit card consumer finance business through our majority-owned subsidiary Tarshop. Our Credit Card Operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card activities through securitization of the receivables underlying the accounts we originate. Our revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis, and (iv) interest income generated by financing and lending activities.

Other. Our Other segment includes the development and sale of residential properties, acquisitions of undeveloped parcels of land for future development, sales from time to time of such undeveloped parcels and gains or losses from our investment in E-Commerce Latina S.A. which offered on-line shopping until March 2007 when it restructured its business activities away from internet-based operations. For the fiscal years ended June 30, 2005, 2006 and 2007, revenues from our Other segment were not significant, except for Ps. 23.0 million of revenues from our sale of the Alcorta Plaza parcel of land in December 2005.

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance of our segments and allocate resources to each segment based on net income. We do not depend on any one customer.

The following tables provide the consolidated statement of income data for each of the fiscal years ended June 30, 2005, 2006 and 2007 by segment activity. Certain other operating data by business segment is included herein. The consolidated statement of income data for each of the fiscal years ended June 30, 2005, 2006 and 2007, has been derived from our annual audited consolidated financial statements included elsewhere in this annual report.

	Fiscal year ended June 30,
	2005	2006	2007
Revenues by Business Segment
Leases and services	72.0%	59.7%	56.1%
Credit card operations	28.0%	34.0%	44.1%
Others	0.1%	6.5%	0.1%
Intersegment eliminations(2)	(0.2)%	(0.2)%	(0.3)%

Total	100.0%	100.0%	100.0%
Total Revenues (1)	230.2	361.4	483.2

(1)	In million of Pesos.
(2)	Includes intersegment eliminations from lease revenues and expenses which means eliminations due to consolidation of the financial statements.

As of and for the year ended June 30, 2007	Leases and services	Credit card Operations	Others	Total reportable segments	Eliminations		Total as of and for the year ended June 30, 2007
	Ps.	Ps.	Ps.	Ps.	Ps.		Ps.
Revenues	271,248,380	212,965,332	395,507	484,609,219	(1,378,065	)(1)	483,231,154
Costs	(90,644,235)	(77,417,344)	(1,411,386)	(169,472,965)	1,166,397	(1)(2)	(168,306,568)

Gross profit (loss)	180,604,145	135,547,988	(1,015,879)	315,136,254	(211,668)		314,924,586

Selling expenses	(20,003,558)	(61,966,341)	(2,342,096)	(84,311,995)	—		(84,311,995)
Administrative expenses	(33,548,025)	(46,234,062)	(378,785)	(80,160,872)	288,000	(1)	(79,872,872)
Net income from retained interest in securitized receivables	—	3,253,789	—	3,253,789	—		3,253,789
Gain from recognition of inventories at net realizable value	—	—	545,400	545,400	—		545,400

Operating income (loss)	127,052,562	30,601,374	(3,191,360)	154,462,576	76,332		154,538,908

Equity loss from related companies	—	—	(678,569)	(678,569)	—		(678,569)
Amortization of goodwill	(4,366,356)	—	—	(4,366,356)	—		(4,366,356)
Financial results, net	(19,458,713)	825,313	(756,679)	(19,390,079)	(76,332	)(2)	(19.466.411)
Other (expense) income, net	(6,738,157)	3,034,256	356,435	(3,347,466)	—		(3,347,466)

Income before taxes and minority interest	96,489,336	34,460,943	(4,270,173)	126,680,106	—		126,680,106

Income tax (expense) income	(45,243,616)	(15,454,533)	4,445,217	(56,252,932)	—		(56,252,932)
Minority interest	(2,569,327)	(3,801,283)	—	(6,370,610)	—		(6,370,610)

Net income	48,676,393	15,205,127	175,044	64,056,564	—		64,056,564

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

As of and for the year ended June 30, 2006	Leases and services	Credit card Operations	Others	Total reportable segments	Eliminations		Total as of and for the year ended June 30, 2006
	Ps.	Ps.	Ps.	Ps.	Ps.		Ps.
Revenues	215,894,651	122,968,616	23,384,250	362,247,517	(891,604	)(1)	361,355,913
Costs	(76,634,274)	(45,532,952)	(18,497,882)	(140,665,108)	1,599,732	(1)(2)	(139,065,376)

Gross profit	139,260,377	77,435,664	4,886,368	221,582,409	708,128		222,290,537

Selling expenses	(15,296,283)	(30,900,024)	(709,021)	(46,905,328)	—		(46,905,328)
Administrative expenses	(26,415,282)	(26,349,116)	(8,672)	(52,773,070)	—		(52,773,070)
Net income from retained interest in securitized receivables	—	2,625,001	—	2,625,001	—		2,625,001
Gain from recognition of inventories at net realizable value	—	—	3,497,632	3,497,632	—		3,497,632

Operating income	97,548,812	22,811,525	7,666,307	128,026,644	708,128		128,734,772

Equity loss from related companies	—	—	(678,881)	(678,881)	—		(678,881)
Amortization of goodwill	(4,516,101)	(223,574)	—	(4,739,675)	—		(4,739,675)
Financial results, net	(16,477,323)	106,367	1,445,218	(14,925,738)	(708,128	)(2)	(15,633,866)
Other expenses, net	(9,634,483)	(124,863)	(2,422)	(9,761,768)	—		(9,761,768)

Income before taxes and minority interest	66,920,905	22,569,455	8,430,222	97,920,582	—		97,920,582

Income tax expense	(34,284,744)	(8,238,421)	(5,933,972)	(48,457,137)	—		(48,457,137)
Minority interest	(1,873,491)	(2,910,922)	—	(4,784,413)	—		(4,784,413)

Net income	30,762,670	11,420,112	2,496,250	44,679,032	—		44,679,032

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

As of and for the year ended June 30, 2005	Leases and services	Credit card Operations	Others	Total reportable segments	Eliminations		Total as of and for the year ended June 30, 2005
Revenues	165,824,082	64,557,977	121,430	230,503,489	(346,168	)(1)	230,157,321
Costs	(69,203,912)	(24,474,324)	(204,586)	(93,882,822)	1,372,456	(1)(2)	(92,510,366)

Gross profit (loss)	96,620,170	40,083,653	(83,156)	136,620,667	1,026,288		137,646,955

Selling expenses	(11,027,272)	(13,496,245)	(250,839)	(24,774,356)	—		(24,774,356)
Administrative expenses	(16,948,434)	(14,890,490)	(36,376)	(31,875,300)	—		(31,875,300)
Net income from retained interest in securitized receivables	—	423,508	—	423,508	—		423,508

Operating income (loss)	68,644,464	12,120,426	(370,371)	80,394,519	1,026,288		81,420,807

Equity loss from related companies	(79,935)	—	(626,684)	(706,619)	—		(706,619)
Amortization of goodwill	(4,584,543)	(242,255)	—	(4,826,798)	—		(4,826,798)
Financial results, net	1,525,233	96,316	1,815,939	3,437,488	(1,026,288	)(3)	2,411,200
Other expenses (income), net	(7,383,867)	55,526	(53,619)	(7,381,960)	—		(7,381,960)

Income before taxes and minority interest	58,121,352	12,030,013	765,265	70,916,630	—		70,916,630

Income tax expense	(28,874,276)	(4,864,295)	122,697	(33,615,874)	—		(33,615,874)
Minority interest	(2,563,762)	(1,481,594)	—	(4,045,356)	—		(4,045,356)

Net income	26,683,314	5,684,124	887,962	33,255,400	—		33,255,400

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

The following tables set forth certain information regarding our revenues from Leases and Services by geographical area:

	Fiscal year ended June 30, (1)
	2005	2006	2007
Revenues from leases and services by Geographical Area
City of Buenos Aires	127,789,991	158,149,549	194,193,992
Greater Buenos Aires (2)	19,149,474	25,151,278	31,248,833
Rest of the country	18,538,449	31,702,220	44,689,149

Total Revenues	165,477,914	215,003,047	270,131,975

(1)	Includes inter-segment eliminations.
(2)	Excluding revenues derived from the City of Buenos Aires.

Operating Results

Fiscal Year 2007 as compared to Fiscal Year 2006

Revenues

Our net revenues increased 33.7% from Ps361.4 million during fiscal year ended June 30, 2006, to Ps.483.2 million during fiscal year ended June 30, 2007. This was mainly as a result of: (i) a Ps.90.0 million increase in revenues from our Credit Card Operations segment and; (ii) a Ps.55.4 million increase in revenues from our Leases and Services segment partially offset by (iii) the non-recurring sale of the Alcorta Plaza parcel of land which generated revenues in our Others segment amounting to Ps.23.0 million during fiscal year ended June 30, 2006.

Leases and Services. Revenues from Leases and Services increased 25.6% from Ps.215.9 million during fiscal year ended June 30, 2006 to Ps.271.2 million during fiscal year ended June 30, 2007. This was mainly due to a Ps.48.0 million increase in revenues from leases and admission rights as a result of (i) a 18% increase in the average price per square meter, and (ii) a 24.2% increase in total sales from our tenants, which increased from Ps.2,275.1 million during fiscal year ended June 30, 2006, to Ps.2,825.8 million during fiscal year ended June 30, 2007, resulting in higher percentage rents.

Credit Card Operations. Revenues from Credit Card Operations increased 73.2%, from Ps.123.0 million during fiscal year ended June 30, 2006, to Ps.213.0 million during fiscal year ended June 30, 2007. This was a result of the favorable macroeconomic conditions, the increase in the general consumption level, and the continuing expansion in our services, as reflected by a 90.5% increase in Tarjeta Shopping sales and a 49% increase in the number of member stores.

Other. Revenues from our Other segment decreased 98.3% from Ps.23.4 million during fiscal year ended June 30, 2006, to Ps.0.4 million during fiscal year ended June 30, 2007, mainly because of the non-recurring sale of the Alcorta Plaza parcel of land which generated revenues in our Other segment for Ps.23.0 million during fiscal year ended June 30, 2006.

	Revenues for the fiscal years ended June 30,
	2006	2007
	(in million of Ps)
Leases and Services	215.9	271.2
Credit Cards	123.0	213.0
Other	23.4	0.4
Eliminations	(0.9)	(1.4)

Total income	361.4	483.2

Costs

Costs increased 21.0%, from Ps.139.1 million during fiscal year ended June 30, 2006, to Ps.168.3 million during fiscal year ended June 30, 2007. This was mainly as a result of: (i) a Ps.31.9 million increase in the costs of our Credit Card segment as a result of the growth and expansion of its operations; (ii) a Ps.14.0 million increase in the costs of our Leases and Services segment as a result of an increase in costs related to renovation and refurbishment of our leasable areas; partially offset by (iii) a Ps.17.1 million decrease in the costs of our Other segment mainly because of the non-recurring sale of the Alcorta Plaza parcel of land which generated costs amounting to Ps.18.4 million during fiscal year ended June 30, 2006. Total costs as a percentage of total revenues decreased from 38.5% during fiscal year ended June 30, 2006 to 34.8% during fiscal year ended June 30, 2007, as a result of a 33.7% increase in total revenues as compared to a 21.0% increase in total costs.

Leases and Services. Cost from Leases and Services increased 18.3%, from Ps.76.6 million during fiscal year ended June 30, 2006, to Ps.90.6 million during fiscal year ended June 30, 2007. This increase was mainly attributable to: (i) an increase in costs related to renovation and refurbishment of our leaseable areas amounting to Ps.6.6 million; (ii) the fact that one of the main components of costs for this segment relates to depreciation of fixed assets, which during fiscal year ended June 30, 2007 increased Ps.4.7 million and (iii) a Ps.2.3 million increase in the costs of non-recovered general expense. Costs of our Leases and Services segment as a percentage of revenues from this segment decreased from 35.5%, during fiscal year ended June 30, 2006, to 33.4% during fiscal year ended June 30, 2007, mainly due to a lesser increase of costs from this segment of 18.3% as compared to a 25.6% increase in its revenues.

Credit Card Operations. Cost from Credit Card Operations increased 70.0%, from Ps. 45.5 million during fiscal year ended June 30, 2006, to Ps.77.4 million during fiscal year ended June 30, 2007, mainly as a result of an increase of costs related to the expansion of Tarshop’s business reflected in: (i) a Ps.11.0 million increase in the costs of salaries and social security expenses; (ii) a Ps.9.8 million increase in interest and commission expenses; (iii) a Ps.5.7 million increase in taxes, duties and contribution expenses; (iv) a Ps.2.8 million increase in expenses for third parties’ fees and services. Costs of our Credit Card Operations segment as a percentage of revenues from this segment slightly decreased from 37.0% during fiscal year ended June 30, 2006 to 36.4% during fiscal year ended June 30, 2007.

Other. Costs from our Other segment decreased 92.4%, from Ps.18.5 million during fiscal year ended June 30, 2006 to Ps. 1.4 million during fiscal year ended June 30, 2007, mainly due to absence during fiscal year ended June 30, 2007 of the costs related to the non-recurring sale of the Alcorta Plaza parcel of land which took place during fiscal year ended June 30, 2006; partially offset by a Ps.1.2 million increase in costs related to the sale of a parcel of land located in the neighborhood of Saavedra (previously acquired from Philips Argentina S.A.) to Panamerican Mall S.A., a company organized in December 2006 in which we own an 80% interest.

	Costs for the fiscal years ended June 30,
	2006	2007
	(in million of Ps.)
Leases and Services	(76.6)	(90.6)
Credit Cards	(45.5)	(77.4)
Other	(18.5)	(1.4)
Eliminations	1.6	1.2

Total Costs	(139.1)	(168.3)

Gross Profit

Due to the factors above mentioned, gross profit increased 41.7%, from Ps.222.3 million during fiscal year ended June 30, 2006, to Ps.314.9 million during fiscal year ended June 30, 2007. Gross profit as a percentage of total revenues increased from 61.5% during fiscal year ended June 30, 2006, to 65.2% during fiscal year ended June 30, 2007, mainly as a result of an improvement in the gross margin of our Leases and Services segment partially offset by a decrease in the gross margin of our Other segments.

Leases and Services. Gross profit from Leases and Services increased 29.7%, from Ps.139.3 million for the fiscal year ended June 30, 2006, to Ps.180.6 million during fiscal year ended June 30, 2007, mainly as a result of a 24.2% increase in our shopping center tenants’ sales total, which increased from Ps.2,275.1 million during fiscal year ended June 30, 2006, to Ps.2,825.8 million during fiscal year ended June 30, 2007. Gross profit from our Leases and Services segment as a percentage of revenues from this segment increased from 64.5% during fiscal year ended June 30, 2006, to 66.6% during fiscal year ended June 30, 2007, mainly due to a 25.6% increase in revenues from this segment compared to a 18.3% increase in its costs during such fiscal year, for the reasons above mentioned.

Credit Card Operations. Gross profit from Credit Card operations increased 75.0%, from Ps 77.4 million during fiscal year ended June 30, 2006, to Ps.135.5 million during fiscal year ended June 30, 2007, as a consequence of the continuing expansion of our subsidiary Tarshop’s operations. Gross profit from Credit Card operations segment as a percentage of revenues from this segment increased slightly from 63.0% during fiscal year ended June 30, 2006, to 63.6% during fiscal year ended June 30, 2007. This was mainly attributable to a 73.2% increase in revenues, compared to a 70.0% increase in costs from this segment for such fiscal year.

Other. Gross profit from our Other segment decreased from a gain of Ps.4.9 million during fiscal year ended June 30, 2006, to a loss of Ps.1.0 million during fiscal year ended June 30, 2007, mainly as a consequence of the results of the non-recurring sales which took place during fiscal years ended June 30, 2007 and 2006, of which the sale of Alcorta Plaza parcel of land during fiscal year ended June 30, 2006, generated a Ps. 4.9 million profit as compared to the costs related to the sale of the parcel of land located in the neighborhood of Saavedra during fiscal year ended June 30, 2007, which generated a Ps.1.2 million loss. Gross profit from Other segment as a percentage of revenues from this segment decreased during fiscal year ended June 30, 2007, mainly due to a 98.3% decrease of revenues from this segment partially offset by a 92.4% decrease in costs from this segment for such fiscal year.

	Gross profit for the fiscal years ended June 30,
	2006	2007
	(in million of Ps)
Leases and Services	139.3	180.6
Credit Cards	77.4	135.5
Other	4.9	(1.0)
Eliminations	0.7	(0.2)

Total gross profit	222.3	314.9

Selling expenses

Selling expenses increased 79.7%, from Ps.46,9 million during fiscal year ended June 30, 2006, to Ps.84.3 million during fiscal year ended June 30, 2007, mainly as a result of a Ps.31.1 million increase in expenses from our Credit Card operations segment due the grow of its operations. Total selling expenses, as a percentage of total revenues, increased from 13.0% during fiscal year ended June 30, 2006 to 17.4% during fiscal year ended June 30, 2007, as a result of a 79.7% increase in selling expenses related to a 33.7% increase in revenues during such year.

Leases and Services. Selling expenses from Leases and Services increased 30.8%, from Ps.15.3 million during fiscal year ended June 30, 2006 to Ps.20.0 million during fiscal year ended June 30, 2007, as a result of: (i) a Ps.2.0 million increase in cost of salaries and social security expenses; (ii) a Ps.1.4 million increase in gross income tax expenses and; (iii) an increase in the allowance for doubtful accounts of Ps.1.2 million. Selling expenses, as a percentage of revenues from the Leases and Services segment, increased slightly from 7.1% during fiscal year ended June 30, 2006 to 7.4% during fiscal year ended June 30, 2007.

Credit Card Operations. Selling expenses from Credit Card operations increased 100.5%, from Ps.30.9 million during fiscal year ended June 30, 2006 to Ps.62.0 million during fiscal year ended June 30, 2007, mainly due to: (i) an increase in allowance for doubtful accounts of Ps.11.8 million; (ii) a Ps.11.7 million increase in advertising expenses and; (iii) a Ps.5.8 million increase in gross income tax expenses. Selling expenses, as a percentage of revenues from the Credit Card Operations segment, increased from 25.1% during fiscal year ended June 30, 2006 to 29.1% during fiscal year ended June 30, 2007.

Other. Selling expenses from our Other segment increased from Ps.0.7 million during fiscal year ended June 30, 2006 to Ps.2.3 million during fiscal year ended June 30, 2007, mainly as a result of gross income tax expenses arising from the aforementioned sale of the parcel of land located in the neighborhood of Saavedra.

	Selling Expenses for the fiscal years ended June 30,
	2006	2007
	(in million of Ps.)
Leases and services	(15.3)	(20.0)
Credit cards	(30.9)	(62.0)
Other	(0.7)	(2.3)
Eliminations	0.0	0.0

Total selling expenses	(46.9)	(84.3)

Administrative expenses

Administrative expenses increased 51.4% from Ps. 52.8 million during fiscal year ended June 30, 2006 to Ps 79.9 million during fiscal year ended June 30, 2007. This increase is mainly as a result of: (i) a Ps 19.9 million increase in expenses of our Credit Card operations segment and (ii) a Ps.7.1 million increase in expenses from our Leases and Services segment. Total administrative expenses, as a percentage of total revenues, increased from 14.6% during fiscal year ended June 30, 2006 to 16.5% during fiscal year ended June 30, 2007, mainly due to an increase in administrative expenses from our Credit Card operations segment at a higher rate than its respective revenues during such fiscal year.

Leases and Services. Administrative expenses from Leases and Services increased 27.0%, from Ps.26.4 million during fiscal year ended June 30, 2006 to Ps.33.5 million during fiscal year ended June 30, 2007, as a result of: (i) a Ps.3.7 million increase in expenses for third parties’ fees and services; (ii) a Ps.2.0 million increase in compensation to our board of directors and; (iii) a Ps.1.3 million increase in expenses for taxes, duties and contribution expenses, mainly arising from the tax on bank debits and credits. Administrative expenses of Leases and Services, as a percentage of revenues from this segment, had a slightly variation increasing from 12.2% during fiscal year ended June 30, 2006 to 12.4% during fiscal year ended June 30, 2007.

Credit Card Operations. Selling expenses from Credit Card Operations increased 75.5%, from Ps.26.3 million during fiscal year ended June 30, 2006 to Ps.46.2 million during fiscal year ended June 30, 2007, as a result of: (i) a Ps.11.4 million increase in salaries, bonus, and social security expenses; (ii) a Ps.3.3 million increase in taxes, duties and contribution expenses and rent expenses and; (iii) a Ps. 3.0 million increase in expenses for third parties’ fees and services. Administrative expenses from Credit Card Operations, as a percentage of revenues from this segment, increased from 21.4% during fiscal year ended June 30, 2006 to 21.7% during fiscal year ended June 30, 2007 due to a proportional increase of these expenses compared to the increase of its revenues.

Other. Administrative expenses from our Other segment did not change significantly.

	Administrative Expenses for the fiscal years ended June 30,
	2006	2007
	(in million of Ps.)
Leases and services	(26.4)	(33.5)
Credit cards	(26.3)	(46.2)
Other	0.0	(0.4)
Eliminations	0.0	0.3

Total administrative expenses	(52.8)	(79.9)

Net income from retained interest in securitized receivables

Net income from credit card trusts increased Ps 0.6 million, from a Ps 2.6 million profit during fiscal year ended June 30, 2006 to a Ps 3.3 million profit during fiscal year ended June 30, 2007 mainly as a result of new issuances of credit card trusts.

Gain from recognition of inventories at net realizable value

Gain from recognition of inventories at net realizable value is generated as a result of valuing at net realizable value those inventories for which we have received purchase price or lease advances that fix prices, and the contract states the consummation of the sale and the gain. The result provided by the valuation of inventories at their net realizable value decreased 84.4%, from a Ps.3.5 million profit during fiscal year ended June 30, 2006 to a Ps.0.5 million profit during fiscal year ended June 30, 2007. As for both fiscal years, this gain was provided by the valuation at its net realizable value (in compliance with the conditions provided for in Technical Resolution No. 17) of a parcel of land located in the City of Rosario, in respect of which a preliminary sale agreement was entered into between us and Villa Hermosa S.A. during December 2005.

Operating income

Operating income increased 20.0%, from Ps. 128.7 million during fiscal year ended June 30, 2006 to Ps.154.5 million during fiscal year ended June 30, 2007, mainly as a result of an increase in operating income from Leases and Services and Credit Card Operations of Ps.29.5 million and Ps.7.8 million, respectively, partially offset by a Ps.10.9 million decrease in operating income from our Other segment. Operating income as a percentage of total revenues decreased from 35.6% during fiscal year ended June 30, 2006 to 32.0% during fiscal year ended June 30, 2007, mainly as a result of a decrease in the operating margin of our Other segment.

Leases and Services. Income from Leases and Services increased 30.2%, from Ps.97.5 million during fiscal year ended June 30, 2006 to Ps.127.1 million during fiscal year ended June 30, 2007, mainly as a consequence of a 25.6% increase in revenues from this segment, partially offset by a 18.3% increase in costs from this segment and a 27.0% increase in administrative expenses from this segment. Operating income from Leases and Services, as a percentage of revenues from this segment, increased from 45.2% during fiscal year ended June 30, 2006 to 46.8% during fiscal year ended June 30, 2007.

Credit Card Operations. The operating income from Credit Card Operations increased 34.1%, from Ps.22.8 million during fiscal year ended June 30, 2006 to Ps.30.6 million during fiscal year ended June 30, 2007. This change was mainly the result of greater revenues from this segment as a consequence of our subsidiary Tarshop’s expansion of operations, partially offset by its costs, selling expenses and administrative expenses. Operating income from Credit Card Operations, as a percentage of revenues from this segment, decreased from 18.6% during fiscal year ended June 30, 2006 to 14.4% during fiscal year ended June 30, 2007 as a result of increases of 70.0%, 100.5% and 75.5% in costs, selling expenses and administrative expenses, respectively, related to this segment compared to a 73.2% increase in revenues during such fiscal year.

Other. Operating income from our Other segment decreased Ps.10.9 million, from an operating income of Ps.7.7 million during fiscal year ended June 30, 2006 to a loss of Ps.3.2 million during fiscal year ended June 30, 2007, mainly as a result of the comparison of the real property sales registered in both fiscal years, which during fiscal year ended June 30, 2007, generated greater costs than revenues.

	Operating income for the fiscal years ended June 30,
	2006	2007
	(in thousands of Ps)
Leases and services	97.5	127.1
Credit cards	22.8	30.6
Other	7.7	(3.2)
Eliminations	0.7	0.1

Total income from recurring operations	128.7	154.5

Equity loss from related companies

The loss from our share in other companies did not change during fiscal years ended June 30, 2007 and 2006, maintaining a Ps 0.7 million loss for both fiscal years. This loss was generated by our 50% interest in E-Commerce Latina S.A. through December 2006, as from which date we disclosed their results in a consolidated manner.

Amortization of goodwill

Amortization of goodwill decreased 7.9%, from Ps.4.7 million during fiscal year ended June 30, 2006 to Ps.4.4 million during fiscal year ended June 30, 2007, mainly as a result of the amortization of the negative goodwill resulting from the purchase of Empalme S.A.I.C.F.A. y G. which took place during fiscal year ended June 30, 2007. This result reflects our continuing amortization of goodwill generated by our acquisition of Shopping Alto Palermo S.A., Fibesa S.A., Tarshop S.A, Emprendimiento Recoleta S.A. and Empalme S.A.I.C.F.A. y G.

Financial results, net

Financial results, net increased 24.5%, from a net loss of Ps.15.6 million during fiscal year ended June 30, 2006 to a net loss of Ps.19.5 million during fiscal year ended June 30, 2007.

Financial results generated by assets decreased 23.8%, from a Ps. 17.6 million gain during fiscal year ended June 30, 2006 to a Ps.13.4 million gain during fiscal year ended June 30, 2007, mainly due to: (i) a higher reversal of impairment losses during fiscal year ended June 30, 2006 of Ps.8.8 million; (ii) a Ps.7.6 million increase in interest income due to higher average balances of interest-bearing deposits and collateral deposits; partially offset by (iii) a Ps.3.5 million loss from foreign exchange differences.

Financial results generated by liabilities decreased 1.0% from a Ps.33.2 million loss during fiscal year ended June 30, 2006 to a Ps.32.9 million loss during fiscal year ended June 30, 2007. This change was mainly due to: (i) the stability of the U.S. dollar’s selling exchange rate during the fiscal year under analysis (it increased from US$ 1=3.086 as of June 30, 2006 to US$1=3.093 as of June 30, 2007), unlike what happened during the previous fiscal year, when the dollar exchange rate recorded a significant increase (from US$1=2.887 as of June 30, 2005 to US$1=3.086 as of June 30, 2006). These changes in the exchange rate have an impact on our U.S. dollar-denominated indebtedness, mainly consisting of convertible securities (held by related parties), which represented a Ps.8.8 million gain; partially offset by a Ps.9.0 million increase in financing expenses (net of capitalized interest) generated by the new indebtedness carried out by the company to finance our expansion projects in the short and medium term.

Other expenses, net

Other expenses, net decreased 65.7%, from a of Ps.9.8 million loss during fiscal year ended June 30, 2006 to a Ps.3.3 million loss during fiscal year ended June 30, 2007. This decrease was mainly due to: (i) a Ps.6.2 million recovery recorded in our provisions for contingencies and other receivables; (ii) a Ps. 2.9 million recovery recorded in other provisions and; (iii) a Ps.0.9 million reduction in expenses for stamp tax of Mendoza Plaza Shopping S.A. partially offset by: (iv) the absence during fiscal year ended June 30, 2007 of a Ps.2.4 million non-recurring income accrued during fiscal year ended June 30, 2006 due to a property acquisition by our subsidiary Mendoza Plaza Shopping S.A. and; (v) a Ps1.9 million increase in donations.

Income before taxes and minority interest

Due to the factors described above, income before taxes and minority interest increased 29.4%, from Ps.97.9 million during fiscal year ended June 30, 2006 to Ps.126.7 million during fiscal year ended June 30, 2007.

Income tax

Income tax expenses increased 16.1%, from Ps. 48.5 million during fiscal year ended June 30, 2006 to Ps.56.3 million during fiscal year ended June 30, 2007. Our effective income tax rate decreased from 49.5% for the fiscal year ended June 30, 2006, to 44.4% for the fiscal year ended June 30, 2007. It should be noted that in determining the income tax expense, we used deferred tax method, thus recognizing temporary differences between the accounting and tax measurement of assets and liabilities and the application of tax losses. Therefore, the registered income tax figure does not only relate to the amount payable but it also reflects the recognition of the tax on an accounting accrual basis.

Minority interest

Minority interest increased 33.2%, from a Ps. 4.8 million loss during fiscal year ended June 30, 2006 to a Ps.6.4 million loss during fiscal year ended June 30, 2007, as a result of an increase in the results of the companies in which we hold a majority interests.

Net income

As a result of the aforementioned factors, our net income increased 43.4%, from Ps.44.7 million during fiscal year ended June 30, 2006 to Ps. 64.1 million during fiscal year ended June 30, 2007.

Fiscal Year 2006 as compared to Fiscal Year 2005

Revenues

Revenues increased 57.0%, from Ps.230.2 million during fiscal year ended June 30, 2005 to Ps.361.4 million during fiscal year ended June 30, 2006 as a result of increased revenues in each of our three business segments.

Leases and Services. Revenues from Leases and Services increased 30.2% from Ps.165.8 million during fiscal year ended June 30, 2005 to Ps.215.9 million during fiscal year ended June 30, 2006, mainly resulting from: (i) a 24.5% increase in our tenants´sales (from Ps. 1,488 million during fiscal year ended June 30, 2005 to Ps.1,853 million during fiscal year ended June 30, 2006) which resulted in a Ps.35.8 million increase in our revenues from rental and admission rights; (ii) a Ps.6.3 million increase in Alto Rosario Shopping’s revenues, resulting from the comparison of eight months of revenues from fiscal year ended June 30, 2005 against the twelve months of revenues from fiscal year ended June 30, 2006 and (iii) a Ps.5.4 million increase in Mendoza Plaza Shopping’s revenues resulting from the comparison of nine months of revenues from fiscal year ended June 30, 2005 against the twelve months of revenues from fiscal year ended June 30, 2006.

Credit Card Operations. Revenues from Credit Card Operations increased 90.5% from Ps.64.6 million during fiscal year ended June 30, 2005 to Ps.123.0 million during fiscal year ended June 30, 2006. The increase in revenues from our credit card operation segment was mainly due to the growth of our customer portfolio, our sales and the number of cardholders, all driven by the economic recovery that has taken place during the year, as reflected by a 83.8% increase in our portfolio (from Ps.209.2 million during fiscal year ended June 30, 2005 to Ps.384.6 million during fiscal year ended June 30, 2006), a 90.5% increase in our credit card sales (from Ps.64.6 million during fiscal year ended June 30, 2005 to Ps.123.0 million during fiscal year ended June 30, 2006, both periods including the securitized portion of the credit card receivables) and a Ps.22.2 million increase in premiums for life and disability insurance.

Other. Revenues from our Other segment increased from Ps.0.1 million during fiscal year ended June 30, 2005 to Ps.23.4 million during fiscal year ended June 30, 2006, mainly due to an income of Ps.23.0 million generated by the sale of Alcorta Plaza, which is a parcel of land located next to our Paseo Alcorta shopping center in the City of Buenos Aires, sold to Raghsa S.A. on December 2005 for the construction of two residential towers.

	Revenues for the fiscal years ended June 30,
	2005	2006
	(in million of Pesos)
Leases and services	165.8	215.9
Credit card operations	64.6	123.0
Other	0.1	23.4
Intersegment eliminations	(0.3)	(0.9)

Total revenues	230.2	361.4

Costs

Costs increased 50.3%, from Ps.92.5 million during fiscal year ended June 30, 2005 to Ps.139.1 million during fiscal year ended June 30, 2006. This increase in costs is mainly attributable to (i) higher costs from our Credit Card Operations segment due to the increase in our subsidiary´s Tarshop employees, as a consequence of the opening of new branches country-wide and (ii) the increase in costs from our Other segment as a consequence of the sale of the Alcorta Plaza parcel of land. Costs as a percentage of total revenues decreased from 40.2% for fiscal year ended June 30, 2005 to 38.5% for the fiscal year ended June 30, 2006 mainly due to a 50.3% increase in total costs, compared to a 57.0% increase in revenues, reflecting lower costs as a percentage of revenues in each of our three business segments.

Leases and Services. Costs from Leases and Services increased 10.7%, from Ps. 69.2 million during fiscal year ended June 30, 2005 to Ps.76.6 million during fiscal year ended June 30, 2006. This increase was mainly due to: (i) a Ps.4.5 million increase in depreciation and amortization charges as a result of an increase in our fixed assets and (ii) a Ps.2.6 million increase in unrecoverable management fees. Costs from our Leases and Services segment as a percentage of revenues from this segment fell from 41.7% in fiscal year ended June 30, 2005 to 35.5% for the fiscal year ended June 30, 2006 as a result of a 30.2% increase of revenues from this segment, compared to a 10.7% increase in costs from this segment.

Credit Card Operations. Cost from Credit Card Operations increased 86.0%, from Ps.24.5 million during fiscal year ended June 30, 2005 to Ps.45.5 million during fiscal year ended June 30, 2006. This increase was mainly due to: (i) a Ps.5.6 million increase in commissions and interest charges; (ii) a Ps. 3.0 million increase in taxes, duties and contributions and a Ps.1.3 million increase resulting from the opening of new branches; (iii) a Ps.6.2 million increase in the cost of salaries and social security charges due to the increase in Tarshop´s payroll; and (iv) a Ps.2.3 million increase in fees and services expenses related to the issuance of new series of Financial Trusts. Costs from our Credit Card Operations segment as a percentage of revenues from this segment decreased from 37.9% in fiscal year ended June 30, 2005 to 37.0% for fiscal year ended June 30, 2006 as a result of a 90.5% increase in revenues from this segment, compared to an 86.0% increase in costs during such period.

Other. Costs from our Others segment increased significantly from Ps.0.2 million during fiscal year ended June 30, 2005 to Ps.18.5 million during fiscal year ended June 30, 2006, mainly due to Ps. 18.4 million of costs generated by the sale of Alcorta Plaza parcel of land. Costs related to our Other segment as a percentage of revenues from this segment decreased from 168.5% for the fiscal year ended June 30, 2005 to 79.1% for fiscal year ended June 30, 2006 mainly due to the fact that revenues from this segment increased at a substantially higher rate during fiscal year ended June 30, 2006 than did costs during such year.

	Costs for the fiscal years ended June 30,
	2005	2006
	(in million of Pesos)
Leases and services	(69.2)	(76.6)
Credit card operations	(24.5)	(45.5)
Other	(0.2)	(18.5)
Intersegment eliminations	1.4	1.6

Total costs	(92.5)	(139.1)

Gross Profit

Due to the factors above mentioned, gross profit increased 61.5%, from Ps. 137.6 million during fiscal year ended June 30, 2005 to Ps. 222.3 million during fiscal year ended June 30, 2006. Gross profit, as a percentage of total revenues, increased from 59.8% during fiscal year ended June 30, 2005 to 61.5% during fiscal year ended June 30, 2006 primarily as a result of improvements in the gross margin of our Leases and Services segment and Other segment.

Leases and Services. Gross profit from Leases and Services increased 44.1% from Ps. 96.6 million during fiscal year ended June 30, 2005 to Ps. 139.3 million during fiscal year ended June 30, 2006. Gross profit from Leases and Services segment as a percentage of revenues from this segment increased from 58.3% during fiscal year ended June 30, 2005 to 64.5% during fiscal year ended June 30, 2006. This improvement in this segment of our income statement is mainly due to a 30.2% increase in revenues from this segment compared to a 10.7% increase in costs during such period.

Credit Card Operations. Gross profit from Credit Card operations increased 93.2% from Ps. 40.1 million during fiscal year ended June 30, 2005 to Ps.77.4 million during fiscal year ended June 30, 2006. Gross profit from Credit Card Operations as a percentage of revenues from this segment increased from 62.1% during fiscal year ended June 30, 2005 to 63.0% during fiscal year ended June 30, 2006, reflecting the significant expansion of our subsidiary Tarshop during fiscal year ended June 30, 2006 but, partially offset by increased costs incurred in connection with the new branches opened country wide.

Other. Gross profit from our Other segment increased from a loss of Ps.0.1 million during fiscal year ended June 30, 2005 to a profit of Ps.4.9 million during fiscal year ended June 30, 2006. Gross profit from Other segment as a percentage of revenues from its segment increased from a loss of (68.5)% during fiscal year ended June 30, 2005 to an income of 20.9% during fiscal year ended June 30, 2006 due to a greater revenue derived from the sale of the Alcorta Plaza parcel of land, compared to the cost related to that sale.

	Gross Profit for the fiscal years ended June 30,
	2005	2006
	(in million of Pesos)
Leases and services	96.6	139.3
Credit card operations	40.1	77.4
Other	(0.1)	4.9
Intersegment eliminations	1.0	0.7

Total gross profit	137.6	222.3

Selling expenses

Selling expenses increased 89.3% from Ps. 24.8 million during fiscal year ended June 30, 2005 to Ps. 46.9 million during fiscal year ended June 30, 2006, mainly due to significantly higher selling expenses in our Credit Card Operations segment as a result of the nationwide expansion of our subsidiary Tarshop. Selling expenses, as a percentage of total revenues, increased from 10.8% for fiscal year ended June 30, 2005 to 13.0% for fiscal year ended June 30, 2006 due to proportionately higher selling expenses in our Leases and Services and Credit Card Operations segments, partially offset by proportionately lower selling expenses in our Other segment.

Leases and Services. Selling expenses from Leases and Services increased 38.7% from Ps. 11.0 million during fiscal year ended June 30, 2005 to Ps. 15.3 million during fiscal year ended June 30, 2006. This increase was mainly due to: (i) a Ps. 2.0 million increase in gross revenue tax charges related to the increase in our revenues during this period; (ii) a Ps. 1.1 million increase in the charge for allowance for doubtful accounts; and (iii) a Ps. 0.5 million increase in advertising expenses. Selling expenses from our Leases and Services segment as a percentage of revenues from this segment, increased from 6.6% during fiscal year ended June 30, 2005 to 7.1% during fiscal year ended June 30, 2006 as a result of a 38.7% increase in revenues from this segment compared to a 34.1% increase in selling expenses for such period primarly as a result of our increased allowance for doubtful accounts.

Credit Card Operations. Selling expenses from Credit Card Operations increased 129.0% from Ps. 13.5 million during fiscal year ended June 30, 2005 to Ps. 30.9 million during fiscal year ended June 30, 2006. This increase was mainly due to the expansion of this business segment, which resulted in: (i) a Ps. 6.7 million increase of advertising expenses; (ii) a Ps. 6.2 million increase in the charge for allowance for doubtful accounts related to the increase of our credit portfolio; and (iii) a Ps. 3.8 million increase in the gross revenue tax charges related to the increase of our revenues previously stated. Selling expenses as a percentage of revenues from this segment increased from 20.9% during fiscal year ended June 30, 2005 to 25.1% during fiscal year ended June 30, 2006, mainly as a result of a 90.5% increase in revenues from this segment, compared to a 129.0% increase in selling expenses during such period primarily as a result of our increased allowance for doubtful accounts and our higher promotional expenses which did not generate a commensurate increase in revenues.

Other. Selling expenses from our Other segment increased from Ps. 0.3 million during fiscal year ended June 30, 2005 to Ps. 0.7 million during fiscal year ended June 30, 2006, mainly due to an increase in gross revenue tax charges related to the sale of Alcorta Plaza parcel of land during fiscal year ended June 30, 2006. Selling expenses from Other segment as a percentage of its revenues decreased from 206.6% during fiscal year ended June 30, 2005 to 3.0% during fiscal year ended June 30, 2006, due to the Ps.23.0 million revenues related to the sale of the Alcorta Plaza parcel of land.

	Selling expenses for the fiscal years ended June 30,
	2005	2006
	(in million of Pesos)
Leases and services	(11.0)	(15.3)
Credit card operations	(13.5)	(30.9)
Other	(0.3)	(0.7)
Intersegment eliminations	0.0	0.0

Total selling expenses	(24.8)	(46.9)

Administrative expenses

Administrative expenses increased 65.6% from Ps. 31.9 million during fiscal year ended June 30, 2005 to Ps. 52.8 million during fiscal year ended June 30, 2006, mainly due to the increase of such expenses in our Credit Card Operations segment. Administrative expenses as a percentage of total revenues increased from 13.8% during fiscal year ended June 30, 2005 to 14.6% during fiscal year ended June 30, 2006 as a result of proportionately higher administrative expenses in our Leases and Services segment, partially offset by lower administrative expenses in our Credit Card and Other segments.

Leases and Services. Administrative expenses from Leases and Services increased 55.9%, from Ps. 16.9 million during fiscal year ended June 30, 2005 to Ps. 26.4 million during fiscal year ended June 30, 2006 mainly due to: (i) a Ps. 3.4 million increase in the board of directors´ fees; (ii) a Ps. 3.2 million increase in fees and third parties services; (iii) a Ps. 1.9 million increase in the amount of salaries, bonuses and social security charges; and (iv) a Ps. 0.6 million increase in tax charges, duties and contributions, mainly due to an increase of the financial transactions tax. Administrative expenses from our Leases and Services segment, as a percentage of revenues from this segment increased from 10.2% during fiscal year ended June 30, 2005 to 12.2% in fiscal year ended June 30, 2006, mainly as a result of a 30.2% increase in revenues from this segment compared to a 55.9% increase in administrative expenses during such period due to our adoption of a new SAP system and our continuing costs of complying with the requirements of Sarbanes Oxley.

Credit Card Operations. Administrative expenses from Credit Card Operations increased 77.0%, from Ps. 14.9 million during fiscal year ended June 30, 2005 to Ps. 26.3 million during fiscal year ended June 30, 2006 mainly due to: (i) a Ps. 5.9 million increase in salaries, bonuses and social security charges as a result of a 83.8% increase in the size of our portfolio during our fiscal year ended June 30, 2006; (ii) a Ps. 2.4 million increase in fees and third parties services related to our increased securitization activities; and (iii) a Ps. 1.3 million increase in tax charges, duties and contributions and a Ps. 1.6 million increase in rent expenses due to the nationwide opening of new branches. Administrative expenses from Credit Card Operations segment, as a percentage of revenues from this segment, decreased from 23.1% during fiscal year ended June 30, 2005 to 21.4% during fiscal year ended June 30, 2006 as a result of a 90.5% increase in revenues from this segment, compared to a 77.0% increase in administrative expenses for such period primarily as a result of the increase in the payroll generated by the opening of new branches.

Other. Administrative expenses from our Other segment did not change significantly from the previous fiscal year, recording charges of Ps. 0.04 million during fiscal year ended June 30, 2005 and Ps. 0.01 million during fiscal year ended June 30, 2006. Administrative expenses from our Other segment, calculated as a percentage of revenues from this segment, decreased from 30.0% during fiscal year ended June 30, 2005 to 0.04% during fiscal year ended June 30, 2006, mainly as a consequence of the sale of the Alcorta Plaza parcel during our last fiscal year ended June 30, 2006.

	Administrative expenses for the fiscal years ended June 30,
	2005	2006
	(in million of Pesos)
Leases and services	(16.9)	(26.4)
Credit card operations	(14.9)	(26.3)
Other	0.0	(0.0)
Intersegment eliminations	0.0	0.0

Total administrative expenses	(31.9)	(52.8)

Net income from retained interest in securitized receivables

Net income in credit card trust increased 519.8% from Ps. 0.4 million during fiscal year ended June 30, 2005 to Ps. 2.6 million during fiscal year ended June 30, 2006, mainly as a result of the new issuances by the credit card trust.

Gain from recognition of inventories at net realizable value

Gain from recognition of inventories at net realizable value is generated as a result of valuing at net realizable value those inventories for which we have received purchase price or lease advances that fix prices, and the contract states the consummation of the sale and the gain. We recognized a Ps. 3.5 million gain during fiscal year ended June 30, 2006 according to this criteria, which was principally applied to a parcel of land in the City of Rosario which was the subject of a sale agreement we had entered into with Villa Hermosa S.A., as purchaser.

Operating income

Operating income increased 58.1% from Ps. 81.4 million during fiscal year ended June 30, 2005 to Ps. 128.7 million during fiscal year ended June 30, 2006 as a result of increases in revenues generated by operations within each of our three business segments. Operating income, as a percentage of our total revenues, increased from 35.4% during fiscal year ended June 30, 2005 to 35.6% during fiscal year ended June 30, 2006 due to a higher operating margin in our Leases and Services and Other segments, partially offset by lower operating margins in our Credit Card Operations segment (i) the significant increase in revenues of 57.0%, (ii) a significant margin of our gross profit of 61.5%, when calculated as a percentage of total revenues, and (iii) a decrease in total costs calculated as a percentage of total revenues from 40.2% during our fiscal year ended June 30, 2005 to 38.6% during fiscal year ended June 30, 2006, partially offset by increases in selling expenses and administrative expenses, as a percentage of total revenues, from 10.8% and 13.8%, respectively, during fiscal year ended June 30, 2005 to 12.9% and 14.6%, respectively, for fiscal year ended June 30, 2006.

Leases and services. Operating income from Leases and Services had a significant increase of 42.1%, from Ps. 68.6 million during fiscal year ended June 30, 2005 to Ps. 97.5 million during fiscal year ended June 30, 2006 as a consequence of greater revenues recorded from this segment when compared to costs and expenses from the same segment. Operating income as a percentage of revenues from this segment, increased from 41.4% during fiscal year ended June 30, 2005 to 45.2% during fiscal year ended June 30, 2006. This increase is mainly attributable to a higher gross margin from this segment, selling and administrative expenses from this segment.

Credit Card Operations. Operating income from Credit Card operations increased Ps. 10.7 million, from Ps. 12.1 million during fiscal year ended June 30, 2005 to Ps. 22.8 million during fiscal year ended June 30, 2006 mainly due to the significant expansion of our subsidiary Tarshop, with the opening of new branches country-wide. Operating income from Credit Card Operations as a percentage of revenues from this segment, decreased from 18.8% during fiscal year ended June 30, 2005 to 18.6% during fiscal year ended June 30, 2006. This was mainly attributable to a greater porcentual increase in costs and expenses from this segment compared to revenues from the same segment. Revenues from this segment increased 90.5% during fiscal year ended June 30, 2006, while the corresponding costs, selling expenses and administrative expenses from this segment increased 86.0%, 129.0% and 77.0%, respectively.

Other. Operating income from our Other segment increased Ps. 8.0 million, from a loss of Ps. 0.4 million during fiscal year ended June 30, 2005 to an income of Ps. 7.7 million during fiscal year ended June 30, 2006 mainly as a result of the sale of the Alcorta Plaza parcel of land. Selling expenses related to this segment increased slightly from Ps.0.3 million during fiscal year ended June 30, 2005 to Ps. 0.7 million during fiscal year ended June 30, 2006. On the other hand, administrative expenses related to this segment decreased slightly from Ps. 0.04 million during fiscal year ended June 30, 2005 to Ps. 0.01 million during fiscal year ended June 30, 2006.

	Operating income for the fiscal years ended June 30,
	2005	2006
	(in million of Pesos)
Leases and services	68.6	97.5
Credit card operations	12.1	22.8
Other	(0.4)	7.7
Intersegment eliminations	1.0	0.7

Total operating income	81.4	128.7

Equity loss from related companies

The loss arising from our investments in other companies remained constant at Ps. 0.7 million during both fiscal years 2005 and 2006 due to our participation in the loss from E-Commerce Latina S.A. in which we shared an interest of 50%.

Amortization of goodwill

The amortization of goodwill did not change significantly from the previous fiscal year, amounting to Ps. 4.8 million for fiscal year ended June 30, 2005 and Ps. 4.7 million for fiscal year ended June 30, 2006. Such amount represents the amortization of the goodwill generated by the acquisition of Shopping Alto Palermo S.A., Fibesa S.A. and Tarshop S.A.

Financial results, net

Financial results, net decreased Ps. 18.0 million, from an income of Ps. 2.4 million during fiscal year ended June 30, 2005 to a loss of Ps. 15.6 million during fiscal year ended June 30, 2006.

Financial results generated by assets decreased Ps. 0.7 million, from an income of Ps. 18.2 million during fiscal year ended June 30, 2005 to an income of Ps. 17.6 million during fiscal year ended June 30, 2006, mainly due to a higher reversal of impairment losses during fiscal year ended June 30, 2005 of Ps. 3.6 million, partially offset by: (i) an increase of Ps. 0.9 million from exchange differences and (ii) a higher interest income of Ps. 2.0 million.

Financial results generated by liabilities increased Ps. 17.4 million, from a loss of Ps. 15.8 million during fiscal year ended June 30, 2005 to a loss of Ps. 33.2 million during fiscal year ended June 30, 2006. This increase was mainly attributed to: (i) a higher charge for interest of Ps. 13.0 million mainly resulting from a 6.9% depreciation of the Argentine Peso against the U.S. dollar. Such depreciation produces a negative impact on our U.S. dollar denominated debt for our Convertible Notes; and (ii) the absence in our fiscal year ended June 30, 2006 of the Ps. 5.2 million gain and the Ps. 2.2 million gain that we recorded in our fiscal year ended June 30, 2005 in connection with our cancellation of certain derivative instruments and our prepayment of certain debt at a discount, partially offset by a Ps. 5.0 million decrease of financing expenses generated by a reduction of our debt through the re-structuring of such debt during fiscal year ended June 30, 2005.

Other expenses, net

Other expenses, net increased Ps. 2.4 million, from Ps. 7.4 million during fiscal year ended June 30, 2005 to Ps. 9.8 million during fiscal year ended June 30, 2006, mainly due to: a Ps. 7.5 million allowance for doubtful expenses, partially offset by (i) an income of Ps. 2.4 million generated by the cancellation of a liability owing to Mendoza Plaza due to our acquisition of Mendoza Plaza; (ii) a decrease of charitable donations of Ps. 1.5 million; and (iii) a higher loss of Ps. 1.1 million related to the tax on personal assets of shareholders, as a consequence of the board of directors´ decision to have us pay such tax on their behalf.

Income before taxes and minority interest

As a result of the factors described above, income before taxes and minority interest registered a Ps. 27.0 million increase from Ps. 70.9 million during fiscal year ended June 30, 2005 to Ps. 97.9 million during fiscal year ended June 30, 2006.

Income tax

The income tax charge increased Ps. 14.8 million, from Ps. 33.6 million during fiscal year ended June 30, 2005 to Ps. 48.5 million during fiscal year ended June 30, 2006. The effective tax rate for fiscal year ended June 30, 2006 was 49.5% and 47.4% for fiscal year ended June 30, 2005. The effective rate differs from the statutory tax rate mainly due to non deductible amortization and depreciation charges originated by inflation accounting. We record income taxes using the deferred tax method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes as prescribed by Argentine GAAP.

Minority interest

Minority interest registered a Ps. 0.7 million increase, from a loss of Ps. 4.0 million during fiscal year ended June 30, 2005 to a loss of Ps. 4.8 million during fiscal year ended June 30, 2006.

Net income

As a result of the factors explained above, net income increased Ps. 11.4 million, from Ps. 33.3 million during fiscal year ended June 30, 2005 to Ps. 44.7 million during fiscal year ended June 30, 2006.

Fiscal Year 2005 as compared to Fiscal Year 2004

Revenues

Revenues increased 60.7%, from Ps. 143.3 million during fiscal year 2004 to Ps. 230.2 million during fiscal year ended June 30, 2005. This increase in total revenues was mainly due to the increase in revenues from our Leases and Services segment and our Credit Card Operations segment.

Leases and Services. Revenues from Leases and Services registered a 46.2% increase from Ps. 113.4 million during fiscal year 2004 to Ps. 165.8 million during fiscal year ended June 30, 2005. This was mainly resulting from: (i) a sustained increase of 29.6% in sales of our tenants (from Ps. 1,148.0 million in 2004 to Ps. 1,488.0 million in 2005), shown in the growth of our revenues from rental and admission rights for Ps. 37.7 million; (ii) the inclusion of Mendoza Plaza Shopping’s revenues of Ps. 9.2 million resulting from the consolidation of such company as from October 1, 2004 due to gaining control as a result of the acquisition of an additional 49.9% interest and; (iii) the inauguration of Alto Rosario Shopping that took place on November 9, 2004, which produced an increase in revenues of Ps. 5.5 million.

Credit Card Operations. Revenues from our Credit Card operations increased 114.9% from Ps. 30.0 million during fiscal year 2004 to Ps. 64.6 million during fiscal year ended June 30, 2005. The increased revenue from Credit Card Operation recorded by Tarshop was due to the growth of our customer portfolio, our sales and the number of cardholders, all driven by the economic recovery that has taken place during the year, as reflected by a 122.4% in our portfolio (from Ps. 94.1 million during fiscal year ended June 30, 2004 to Ps. 209.2 million during fiscal year ended June 30, 2005, both periods including the securitized portion of the credit card receivables), a 114.9% increase in our credit card sales (from Ps. 30.0 million during fiscal year ended June 30, 2004 to Ps. 64.6 million during fiscal year ended June 30, 2005) and a Ps. 13.6 million increase in premiums for life and disability insurance.

Other. Revenues from Other segment did not change significantly from the previous fiscal year, recording amounts of Ps. 0.1 million in both fiscal years.

	Revenues for the fiscal years ended June 30,
	2004	2005
	(in million of Pesos)
Leases and services	113.4	165.8
Credit card operations	30.0	64.6
Other	0.1	0.1
Intersegment eliminations	(0.3)	(0.3)

Total revenues	143.3	230.2

Costs

Total costs increased 26.0%, from Ps. 73.4 million during fiscal year ended June 30, 2004 to Ps. 92.5 million during fiscal year ended June 30, 2005. Total costs as a percentage of total revenues decreased from 51.2% during fiscal year ended June 30, 2004 to 40.2% for fiscal year ended June 30, 2005. This was mainly as a result of a higher increase in revenues of 60.7% as compared to the 26.0% increase in total costs due to a decrease in costs of our Leases and Services and Credit Card Operations segments.

Leases and Services. Costs from Leases and Services increased 12.7%, from Ps. 61.4 million during fiscal year ended June 30, 2004 to Ps. 69.2 million during fiscal year ended June 30, 2005. This increase was mainly due to: (i) the costs related to the opening of Alto Rosario Shopping, which amounted to Ps. 4.9 million; and (ii) the consolidation in fiscal year ended June 30, 2005 of Mendoza Plaza Shopping’s costs for nine months totaling Ps. 3.2 million. Most of the costs affected were amortization charges and non-recovered general expenses. Costs from the Leases and Services segment as a percentage of revenues from this segment decreased from 54.1% during fiscal year ended June 30, 2004 to 41.7% for fiscal year ended June 30, 2005. This is attributable to a higher increase in revenues of 46.2% recorded from this segment compared to the 12.7% increase in costs from the same segment.

Credit Card Operation. Costs from our Credit Card operations increased 77.1%, from Ps. 13.8 million during fiscal year ended June 30, 2004 to Ps. 24.5 million during fiscal year ended June 30, 2005. This increase was mainly due to: (i) an increase of the cost of salaries and social security charges of Ps. 3.6 million resulting from the expansion and opening of new branches, (ii) an increase of commissions and interest charges of Ps. 2.3 million; (iii) an increase of fees and services expenses of Ps. 1.6 million altogether related to the issue of new series of Financial Trusts and (iv) an increase of taxes, duties and contributions of Ps. 1.5 million also resulting from the reason explained in (i). Costs related to our Credit Card operations segment as a percentage of revenues from this segment decreased from 46.0% during fiscal year ended June 30, 2004 to 37.9% during fiscal year ended June 30, 2005. This was mainly due to an increase in revenues from this segment of 114.9% as compared to an increase of 77.1% in costs.

Other. Costs from our Other segment did not change significantly from the previous fiscal year, although it increased from Ps. 0.03 million during fiscal year ended June 30, 2004 to Ps. 0.2 million during fiscal year ended June 30, 2005. Costs from Other segment as a percentage of revenues from this segment increased from 44.3% during fiscal year ended June 30, 2004 to 168.5% during fiscal year ended June 30, 2005, as a result of the 89.3% variation of revenues from this segment as compared to the increase of 619.4% in costs related to this segment.

	Costs for fiscal years ended June 30,
	2004	2005
	(in million of Pesos)
Leases and services	(61.4)	(69.2)
Credit card operations	(13.8)	(24.5)
Other	0.0	(0.2)
Intersegment eliminations	1.9	1.4

Total costs	(73.4)	(92.5)

Gross Profit

Gross profit increased 97.1%, from Ps. 69.8 million during fiscal year ended June 30, 2004 to Ps. 137.6 million during fiscal year ended June 30, 2005. This increase was mainly attributable to greater revenues derived from our Leases and Services and Credit Card Operations segments as a consequence of the expansion of private consumption and our subsidiary Tarshop S.A. during fiscal year ended June 30, 2005. Gross profit, calculated in terms of total revenues percentage, increased from 48.8% during fiscal year ended June 30, 2004 to 59.8% during fiscal year ended June 30, 2005. This was mainly as a result of a greater increase in total revenues of 60.7% as compared to the 26.0% increase in total costs.

Leases and Services. Gross profit from Leases and Services, increased 85.7% from Ps. 52.0 million during our fiscal year ended June 30, 2004 to Ps. 96.6 million during fiscal year ended June 30, 2005. This was mainly as a result of an increase in the sales of our tenants in all of our shopping centers. Gross profit from Leases and Services calculated as a percentage of revenues from this segment, increased from 45.9% during fiscal year ended June 30, 2004 to 58.3% during fiscal year ended June 30, 2005. This was mainly due to the higher increase in revenues from this segment of 46.2% as compared to the increase of 12.7% in costs related to this same segment.

Credit Card Operations. Gross profit from our Credit Card operations, increased 147.2% from Ps. 16.2 million during fiscal year ended June 30, 2004 to Ps. 40.1 million during fiscal year ended June 30, 2005. This was mainly as a result of greater sales recorded from this segment derived from the expansion and opening of new branches of our subsidiary Tarshop. Gross profit from Credit Card Operations calculated as a percentage of revenues from the same segment, increased from 54.0% during fiscal year ended June 30, 2004 to 62.1% during fiscal year ended June 30, 2005. This was mainly attributable to a greater increase in revenues from this segment of 114.9% as compared to an increase of 77.1% in costs from the same business segment.

Other. Gross profit from our Other segment did not suffer significant variations. Nevertheless when calculated as a percentage of revenues from this segment, gross profit fell from 55.7% during fiscal year ended June 30, 2004 to (68.5)% during fiscal year ended June 30, 2005. This was mainly as a result of the increase in costs from this segment from Ps. 0.03 million during fiscal year ended June 30, 2004 to Ps. 0.2 million during fiscal year ended June 30, 2005.

	Gross profit for fiscal years ended June 30,
	2004	2005
	(in million of Pesos)
Leases and services	52.0	96.6
Credit card operations	16.2	40.1
Other	0.0	(0.1)
Intersegment eliminations	1.6	1.0

Total gross profit	69.8	137.6

Selling expenses

Selling expenses registered a 152.1% increase, from Ps. 9.8 million during fiscal year ended June 30, 2004 to Ps. 24.8 million during fiscal year ended June 30, 2005 as a consequence of (i) the increase recorded in selling expenses from our Credit Card Operations segment, derived from the expansion of our subsidiary Tarshop S.A., and (ii) the increase in expenses of our Leases and Services segment. Selling expenses, as a percentage of total revenues, increased from 6.9% during fiscal year ended June 30, 2004 to 10.8% during fiscal year ended June 30, 2005. This is mainly attributable to an increase in selling expenses of 152.1% as compared to the increase of 60.7% in total revenues due to an increase in selling expenses in our Leases and Services and Credit Card Operations segments.

Leases and Services. Selling expenses from Leases and Services increased 112.7% from Ps. 5.2 million during the fiscal year ended June 30, 2004 to Ps. 11.0 million during fiscal year ended June 30, 2005. This increase was mainly due to: (i) an increase in the charge of allowance for doubtful accounts of Ps. 3.4 million; (ii) an increase in the gross revenue tax charges of 1.4 million related to the increase of our revenues previously mentioned; (iii) the consolidation of Mendoza Plaza Shopping expenses of Ps. 1.3 million; and (iv) stamp taxes of Ps. 0.4 million due to the opening of Alto Rosario Shopping. Selling expenses from this segment, calculated as a percentage of revenues from this segment, increased from 4.6% during fiscal year ended June 30, 2004 to 6.6% during fiscal year ended June 30, 2005. This was mainly attributable to the greater increase in selling expenses from this segment already mentioned above, as compared to an increase in revenues from this segment of 46.2%, reflecting primarily our increased allowance for doubtful accounts and selling expenses related to Mendoza Plaza and Alto Rosario shopping centers which we began to consolidate in our fiscal year ended June 30, 2005.

Credit Card Operations. Selling expenses from our Credit Card operations increased 198.9% from Ps. 4.5 million during fiscal year ended June 30, 2004 to Ps. 13.5 million during fiscal year ended June 30, 2005. This increase was mainly due to: (i) an increase of advertising expenses of Ps. 6.3 million as a consequence of the opening of new branches of our subsidiary Tarshop; (ii) an increase in the gross revenue tax charges of Ps. 2.1 million related to the increase of our revenues previously stated; and (iii) an increase of the charge of allowance for doubtful accounts of Ps. 0.5 million related to the increase of our credit portfolio. Selling expenses from Credit Card Operations, calculated as a percentage of revenues from this segment increased from 15.0% during fiscal year ended June 30, 2004 to 20.9% during fiscal year ended June 30, 2005. This was mainly as a result of the higher increase of 198.9% in selling expenses from this segment already mentioned above, as compared to a 114.9% increase in revenues from this segment, due primarily to our increased advertising expenses incurred in connection with opening of new Tarshop branches.

Other. Selling expenses from our Other segment did not change significantly from the previous fiscal year, recording losses of Ps. 0.1 million during fiscal year ended June 30, 2004 and Ps. 0.3 million during fiscal year ended June 30, 2005. Selling expenses from Other segment calculated as a percentage of revenues from this same segment increased from 197.2% during fiscal year ended June 30, 2004 to 206.6% during fiscal year ended June 30, 2005. This was mainly as a result of the none variation in revenues from this segment compared to a slightly positive variation in selling expenses from this segment as shown above.

	Selling expenses for the fiscal years ended June 30,
	2004	2005
	(in million of Pesos)
Leases and services	(5.2)	(11.0)
Credit card operations	(4.5)	(13.5)
Other	(0.1)	(0.3)
Intersegment eliminations	0.0	0.0

Total selling expenses	(9.8)	(24.8)

Administrative expenses

Administrative expenses increased 53.8% from Ps. 20.7 million during fiscal year ended June 30, 2004 to Ps. 31.9 million during fiscal year ended June 30, 2005 as a consequence of the increases in administrative expenses recorded in our Credit Card Operations and Leases and Services segments. Administrative expenses as a percentage or total revenues slightly decreased from 14.5% during fiscal year ended June 30, 2004 to 13.8% during fiscal year ended June 30, 2005. This was mainly as a result of the higher increase in revenues of 60.7% as compared to the increase of 53.8% in administrative expenses already mentioned above, reflecting proportionately lower administrative expenses in each of our segments.

Leases and Services. Administrative expenses from Leases and Services increased from Ps. 12.5 million during fiscal year ended June 30, 2004 to Ps. 16.9 million during fiscal year ended June 30, 2005. This was mainly due to: (i) an increase of the board of directors´ fees of Ps. 1.5 million; (ii) the consolidation of Mendoza Plaza Shopping’s administrative expenses of Ps. 1.3 million; (iii) an increase of the amount of salaries, bonuses and social security charges of Ps. 1.4 million; and (iv) an increase of tax charges, duties and contributions of Ps. 1.1 million. This was mainly due to an increase of the financial transactions tax. Administrative expenses from Leases and Services, calculated as a percentage of revenues from this segment, decreased from 11.0% during fiscal year ended June 30, 2004 to 10.2% during fiscal year ended June 30, 2005. This was mainly as a result of greater revenues recorded from this segment of 46.2% as compared to the 35.5% increase in administrative expenses from the same segment, primarily due to the fact that the additional revenues contributed by our consolidation in our fiscal year ended June 30, 2005 of Alto Rosario and Mendoza Shopping far exceeded the incremental administrative expenses related to such two shopping centers.

Credit Card Operations. Administrative expenses from Credit Card Operations increased Ps. 6.7 million from Ps. 8.2 million during fiscal year ended June 30, 2004 to Ps. 14.9 million during fiscal year ended June 30, 2005. This was mainly due to: (i) an increase of the amount of salaries, bonuses and social security charges of Ps. 3.5 million as a consequence of an increase in the Company’s payroll; (ii) an increase in fees and third parties services of Ps. 1.6 million related to new issues of our securitization programs; and (iii) an increase of tax charges, duties and contributions of Ps. 0.6 million and rent expenses of Ps. 0.5 million due to the opening of new branches. Administrative expenses from Credit Card Operations, calculated as a percentage of revenues from this segment, decreased from 27.3% during fiscal year ended June 30, 2004 to 23.1% during fiscal year ended June 30, 2005. This is mainly attributable to the greater increase in revenues recorded from this segment of 114.9%, derived from the expansion of our subsidiary Tarshop, as compared to an increase in administrative expenses from this segment of 81.9%. This was mainly due to a lower increase in Tarshop’s payroll as compared to the previous period.

Other. Administrative expenses from our Other segment did not change significantly from the previous fiscal year, recording charges of Ps. 0.03 million during fiscal year ended June 30, 2004 and Ps. 0.04 million during fiscal year ended June 30, 2005. Administrative expenses from this segment, calculated as a percentage of revenues from this segment, decreased from 47.3% during fiscal year ended June 30, 2004 to 30.0% during fiscal year ended June 30, 2005.

	Administrative expenses for the fiscal years ended June 30,
	2004	2005
	(in million of Pesos)
Leases and services	(12.5)	(16.9)
Credit card operations	(8.2)	(14.9)
Other	0.0	0.0
Intersegment eliminations	0.0	0.0

Total administrative expenses	(20.7)	(31.9)

Net Income from Retained Interest in Securitized Receivables

Net income in credit card trust increased from Ps. 0.3 million during fiscal year ended June 30, 2004 to Ps. 0.4 million during fiscal year ended June 30, 2005.

Operating income

Operating income increased from Ps. 39.6 million during fiscal year ended June 30, 2004 to Ps. 81.4 million during fiscal year ended June 30, 2005, which represented a 105.8% increase. This increase was mainly due to significant increases in gross profits from our Leases and Services and Credit Card Operations segments of 85.7% and 147.2%, respectively. This is mainly attributable to greater sales from all our Shopping Centers and the increase in revenues derived from the expansion of our subsidiary Tarshop. Operating income, as a percentage of our total revenues, increased from 27.6% during fiscal year ended June 30, 2004 to 35.4% during fiscal year ended June 30, 2005. This increase was mainly attributable to (i) a higher increase of gross profit as compared to total revenues from 48.8% during fiscal year ended June 30, 2004 to 59.8% during fiscal year ended June 30, 2005, partially offset by (i) a smaller increase of selling expenses as compared to total revenues from 6.9% during fiscal year ended June 30, 2004 to 10.8% during fiscal year ended June 30, 2005, and (ii) a decrease in administrative expenses as compared to total revenues from 14.5% during fiscal year ended June 30, 2004 to 13.8% during fiscal year ended June 30, 2005.

Leases and Services. Operating income from Leases and Services increased 99.9%, from Ps. 34.3 million during fiscal year ended June 30, 2004 to Ps. 68.6 million during fiscal year ended June 30, 2005 as a result of a significant increase in sales in all of our shopping centers. Operating income from this segment as a percentage of revenues from the same segment, increased from 30.3% during fiscal year ended June 30, 2004 to 41.4% during fiscal year ended June 30, 2005. This was mainly attributable to a 12.4% increase in gross profit related to this segment as a percentage of its revenues. This reflects the recognition of sales during fiscal year ended June 30, 2005 from two new Shopping Centers as of such fiscal year, Mendoza Plaza Shopping and Alto Rosario Shopping.

Credit Card Operations. Operating income from Credit Card Operation increased 221.1%, from Ps. 3.8 million during fiscal year ended June 30, 2004 to Ps. 12.1 million during fiscal year ended June 30, 2005. This highlights the significant expansion and opening of new branches of our subsidiary Tarshop. Operating income as a percentage of revenues, both from our Credit Card Operation, increased from 12.6% during fiscal year ended June 30, 2004 to 18.8% during fiscal year ended June 30, 2005. This was mainly due to (i) a greater increase in revenues of 114.9% from this segment as compared to the increase in costs from this segment of

77.1%, and (ii) an increase of 8.1% in gross profit from this segment as a percentage of revenues from this same segment, derived from (i), as compared with a decrease in administrative expenses as a percentage of revenues and a lower increase in selling expenses as a percentage of revenues, all from our Credit Card Operations segment.

Other. Operating income from our Other segment decreased 205.7%, from a loss of Ps. 0.1 million during fiscal year ended June 30, 2004 to a loss of Ps. 0.4 million during fiscal year ended June 30, 2005. This was mainly as a result of the small increase in costs from this segment of Ps. 0.2 million, that, nothwithstanding, represented a porcentual increase of 619.4%. Operating loss from Other segment, as a percentage of total revenues from this segment, increased from 188.8% during fiscal year ended June 30, 2004 to 305.0% during fiscal year ended June 30, 2005, primarily as a result of a higher increase in costs as compared to the increase in revenues.

	Operating Income for the fiscal years ended June 30,
	2004	2005
	(in million of Pesos)
Leases and services	34.3	68.6
Credit card operations	3.8	12.1
Other	(0.1)	(0.4)
Intersegment eliminations	1.6	1.0

Total operating income	39.6	81.4

Equity loss from related companies

The result arising from our share in other companies registered a Ps. 0.4 million increase, from a loss of Ps. 1.1 million during fiscal year ended June 30, 2004 to a loss of Ps. 0.7 million during fiscal year ended June 30, 2005. This was mainly due to: (i) a decrease in the loss from E-Commerce Latina S.A. in which we share an interest of 50.0%; and (ii) the consolidation of Mendoza Plaza Shopping as from October 2004 as a consequence of our acquisition of an additional 49.9% ownership interest.

Amortization of goodwill

The amortization of goodwill did not change from the previous fiscal year, amounting to Ps. 4.8 million for both fiscal years ended June 30, 2004 and 2005. Such amount represents the amortization of the goodwill generated by the acquisition of Shopping Alto Palermo S.A., Fibesa S.A. and Tarshop S.A.

Financial results, net

Financial results, net decreased Ps. 4.9 million, from an income of Ps. 7.3 million during fiscal year ended June 30, 2004 to an income of Ps. 2.4 million during fiscal year ended June 30, 2005.

Financial results, net generated by assets decreased Ps. 13.6 million, from an income of Ps. 31.8 million during fiscal year ended June 30, 2004 to an income of Ps. 18.2 million during fiscal year ended June 30, 2005. This was mainly due to a higher recovery recorded during fiscal year ended June 30, 2004 in the allowance for impairment of long-lived assets.

Financial results, net generated by liabilities decreased Ps. 8.7 million, from a loss of Ps. 24.5 million during fiscal year ended June 30, 2004 to a loss of Ps. 15.8 million during fiscal year ended June 30, 2005. This decrease was mainly attributed to: (i) a lower charge for interest with affiliated companies and other related parties of Ps. 12.0 million mainly resulting from the Argentine peso appreciation vs. the U.S. dollar of 2.4%, taking into account that during year 2004 the value of the foreign currency had an inverse performance by depreciating 5.6%. Such appraisal produces a positive impact on our US$ debt for convertible notes, the majority of which is held by our major shareholders; (ii) less income of Ps. 6.0 million recorded in year 2005 in connection with derivative financial instruments cancelled in April 2005; (iii) a higher income of Ps. 2.1 million originated during fiscal year ended June 30, 2005. This was mainly due to the cancellation with discount of financial loans owed by Mendoza Plaza Shopping S.A.; (iv) a decrease of the financial expenses of Ps. 0.9 million primarily due to less indebtedness originated after the repurchase and cancellation of Negotiable Obligations and the capitalization of interest allocated to the development of Alto Rosario, that were partially offset by the inclusion of the financing expenses of Mendoza Plaza Shopping S.A. and charges arising from the new loans taken by us. We would like to mention that these new loans accrue a lower rate of interest if compared with the loans previously cancelled during the year.

Other expenses, net

Other expenses, net increased Ps. 2.2 million, from Ps. 5.2 million during fiscal year ended June 30, 2004 to Ps. 7.4 million during fiscal year ended June 30, 2005. This was mainly due to: (i) an increase of donations of Ps. 1.6 million and (ii) a loss of Ps. 1.5 million related to the tax on personal assets of shareholders, as a consequence of the board of directors´ decision of not transferring such tax, which was partially offset by the non-existence of negative results for the rejection of a gross income tax exemption on construction for Ps. 2.1 million that were recorded in fiscal year ended June 30, 2004.

Income before taxes and minority interest

As a result of the factors described above, income before taxes and minority interest registered a Ps. 35.2 million increase from Ps. 35.7 million during fiscal year ended June 30, 2004 to Ps. 70.9 million during fiscal year ended June 30, 2005.

Income tax

The income tax charge increased Ps. 17.3 million, from Ps. 16.3 million during fiscal year ended June 30, 2004 to Ps. 33.6 million during fiscal year ended June 30, 2005. The effective tax rate for fiscal year ended June 30, 2005 was 47.4% and 45.7% for fiscal year ended June 30, 2004. The effective rate differs from the statutory tax rate mainly due to non deductible amortization and depreciation charges originated by inflation accounting. We record income taxes using the deferred tax method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We have treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes as prescribed by Argentine GAAP.

Minority interest

Minority interest registered a Ps. 3.5 million decrease, from a loss of Ps. 0.6 million during fiscal year ended June 30, 2004 to a loss of Ps. 4.0 million during fiscal year ended June 30, 2005. This increase was mainly due to the consolidation of the nine-month period results of Mendoza Plaza Shopping S.A. and an increase in the income registered by our subsidiary Tarshop.

Net income

As a result of the factors explained above, net income increased Ps. 14.4 million, from Ps. 18.8 million during fiscal year ended June 30, 2004 to Ps. 33.3 million during fiscal year ended June 30, 2005.

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

As of June 30, 2007 we had working capital of Ps. 324,5 million. At the same date, we had cash and cash equivalents totaling Ps. 485.5 million, an increase of Ps. 429.1 million, from Ps. 56.4 million held as of June 30, 2006, primarily due to an increase in cash provided by operating activities of Ps. 9.0 million and an increase in cash provided by financing activities of Ps. 473.5 million, mainly generated by the cash and cash equivalent generated by the issuance of Notes and the cash acquired from Empalme S.A.I.C.F.A. y G. and Panamerican Mall S.A., partially offset by an increase in cash used in investing activities of Ps. 60.2 million.

Cash Flow Information

Operating Activities

Fiscal Year 2007. Our operating activities generated net cash of Ps. 179.7 million for fiscal year ended June 30, 2007. Net cash generated by operations during fiscal year ended June 30, 2007 increased 5.3% by Ps. 9.0 million as compared to fiscal year ended June 30, 2006, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 52.1 million, an increase in trade accounts payable, salaries and social securities and customer advances of Ps. 31.8 million and a decrease in accounts receivable of Ps. 8.7 million. This was partially offset by increases in other receivable and prepaid expenses, and inventory of Ps. 61.7 million and a decrease in taxes payable of Ps. 23.8 million.

Fiscal Year 2006. Our operating activities generated net cash of Ps. 170.7 million for fiscal year ended June 30, 2006. Net cash generated by operations during the fiscal year ended June 30, 2006 increased 79.5% by Ps. 75.6 million as compared to fiscal year ended June 30, 2005, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 62.8 million, an increase in trade accounts payable and accrued interests of Ps. 45.2 million and a decrease in inventory of Ps. 18.2 million. This was partially offset by increases in accounts receivable of Ps. 32.0 million and a decrease in customer advances and taxes payable of Ps. 21.0 million.

Fiscal Year 2005. Our operating activities generated net cash of Ps. 95.1 million for fiscal year ended June 30, 2005. Net cash generated by operations during the fiscal year ended June 30, 2005 increased 21.1% by Ps. 16.6 million as compared to fiscal year ended June 30, 2004, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 49.7 million and an increase in customer advances of Ps. 15.0 million. This was partially offset by increases in accounts receivable and other receivables and prepaid expenses totaling Ps. 43.5 million and a decrease in accrued interest of Ps. 7.7 million.

Investment Activities

Fiscal Year 2007. The net cash used in investing activities was Ps. 184.2 million for fiscal year ended June 30, 2007. Net cash used in investing activities increased by Ps. 60.2 million as compared to fiscal year ended June 30, 2006, primarily due to: (i) an increase of Ps. 25 million in cash used for the construction of garages, to be located in a building next to our Paseo Alcorta shopping center, (ii) an increase of Ps. 18.5 million related to the construction of Panamerican Mall, (iii) a down payment of Ps. 9.7 million for the acquisition of the building known as Ex Escuela Gobernador Vicente Olmos, located in Cordoba, (iv) an increase of Ps. 44.4 million related to the acquisition of the 100% of the capital stock of Empalme S.A.I.C.F.A. y G. and the 80% of the capital stock of Panamerican Mall S.A., and (v) an increase of Ps. 28.2 million related to other investments. This was partially offset by a decrease in the net cash used for the acquisition of undeveloped parcels of land of Ps. 60.7 million.

Fiscal Year 2006. The net cash used in investing activities was Ps. 124.0 million fiscal year ended June 30, 2006. Net cash used in investing activities increased by Ps. 62.5 million as compared to fiscal year ended June 30, 2006. The increase in net cash used in investing activities was primarily the result of: (i) the increase in cash used for the acquisition of Philips Argentina S.A.’s parcel of land and other land reserves amounting to Ps. 61.3 million during fiscal year ended June 30, 2006 as compared to Ps. 0.7 million during fiscal year ended June 30, 2005, (ii) an increase of Ps. 17.8 million related to other investments, and (iii) Ps. 8.6 million corresponding to a guarantee deposited in escrow with Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines are established for negotiating the acquisition of land for the development of a shopping center and a dwelling and / or office building . This was partially offset by a decrease in the net cash used in the improvements of our shopping center properties of Ps. 20.3 million.

Fiscal Year 2005. The net cash used in investing activities was Ps. 61.5 million for fiscal year ended June 30, 2005. The increase in net cash used in investing activities was primarily the result of the increase in cash used for the construction of Alto Rosario Shopping and for the acquisition of other fixed assets amounting to Ps. 50.6 million during fiscal year ended June 30, 2005 as compared to Ps. 20.4 million during fiscal year ended June 30, 2004, (ii) Ps. 0.7 million related to the acquisition of undeveloped parcels of land and (iii) Ps. 4.2 million (US$1.77 million corresponding to the first installment, net of cash acquired) related to the acquisition of 49.9% of the capital stock of Mendoza Plaza Shopping S.A. We acquired Mendoza Plaza Shopping S.A. for a total amount of US$5.3 million, of which US$1.77 million was paid on December 2, 2004 and the remaining balance was paid in two equal annual installments of US$1.77 million each due on September 29, 2005 and 2006.

Financing Activities

Fiscal Year 2007. The net cash used in financing activities was Ps. 433.6 million for fiscal year ended June 30, 2007, primarily due to cash equivalent generated by the issuance of Notes and other new loans of Ps. 696.2 million, partially offset by cash used in (i) the cancellation of Ps. 190.2 million of loans and advances in current account, (ii) the payment of dividends for Ps. 47.0 million, and (iii) the cancellation of Ps. 24.9 million related to the seller financing for the acquisition of Empalme S.A.I.C.F.A. Y G., Shopping Neuquén S.A. and Mendoza Plaza Shopping S.A.

Fiscal Year 2006. The net cash used in financing activities was Ps. 40.0 million for fiscal year ended June 30, 2006, primarily due to the payment of debts of Ps. 42.0 million, the payment of dividends of Ps. 29.0 million and the cancellation of Ps. 5.1 million corresponding to the second installment related to the acquisition of 49.9% of the capital stock of Mendoza Plaza Shopping S.A., partially offset by cash inflows of Ps. 38.4 million as a result of new loans and advances in current account.

Fiscal Year 2005. The net cash used in financing activities was Ps. 52.2 million for fiscal year ended June 30, 2005, mainly due to the payment of debts of Ps. 133.3 million and the payment of dividends of Ps. 18.4 million, partially offset by cash inflows of Ps. 99.5 million as a result of new loans and the settlement of the swap agreement.

Our working capital and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or selective asset sales.

Our Indebtedness

Our total pending debt as of June 30, 2007, amounted to Ps 756.0 million, out of which 72.4% was debt denominated in US dollars and 27.6% was in Pesos.

Certain information on our debt as of June 30, 2007, and a description of the main components thereof are disclosed in the following table:

Debt as of June 30, 2007

	Currency	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 5 years	Over 5 years	Total	Average rate
	(in thousands)
Bank and financial loans
Convertible Notes Due 2014 (1)	US$	6,483.3	—	—	—	146,076.0	152,559.3	10%
Serie I Notes (1)	US$	4,059.6	—	—	—	371,160.0	375,219.6	7.88%
Serie II Notes (1)	Ps.	2,353.0	22,002.8	44,005.7	44,005.7	44,005.7	156,373.0	11%
Notes issuance expenses	Ps.	(1,016.5)	(1,016.5)	(741.5)	(536.4)	(2,529.1)	(5,839.9)
Checking account Overdrafts	Ps.	40,006.3	—	—	—	—	40,006.3	11%
Standard Bank (former Bank Boston)	Ps.	8,500.0	2,800.0	—	—	—	11,300.0	14%
Banco Ciudad Loan	Ps.	1,926.0	2,200.1	597.2	—	—	4,723.3	13%
Other financial loans	US$	618.4	536.0	—	—	—	1,154.4
Other financial loans	Ps.	90.8	—	—	—	—	90.8
Interest payable on account of financial trust	Ps.	1,108.7	—	—	—	—	1,108.7
Other interest payable	Ps.	593.4	—	—	—	—	593.4

Total bank and financial loans		64,723.0	26,522.4	43,861.4	43,469.3	558,712.6	737,288.7
Other loans
Mortgage loans	Ps.	105.8	—	—	—	—	105.8
Total other loans		105.8	—	—	—	—	105.8
Mortgage loans
Seller financing—Empalme S.A.I.C.F.A.yG. (1)	US$	12,381.3	6,186.0	—	—	—	18,567.3	6%
Total mortgage loans		12,381.3	6,186.0	—	—	—	18,567.3
Total debt		77,210.1	32,708.4	43,861.4	43,469.3	558,712.6	755,961.8

(1)	Including interest accrued as of June 30, 2007.

Convertible Notes due 2014

On August 20, 2002 we issued US$50.0 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities with our shareholders. Raymond James Argentina Sociedad de Bolsa S.A. acted as subscription and placement agent and the offer was subscribed in full. Proceeds from the issuance of Convertible Notes were used to repay short-term bank loans for Ps.27.3 million and for the redemption of certain senior notes we had issued for a principal amount of Ps.52.8 million. The Convertible Notes bear interest (payable semiannually) at a fixed annual rate of 10.0% and are convertible, at any time at the option of the holder, into common shares of Ps.0.10 par value per share. The conversion rate per U.S. dollar is the lesser of 3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares. The Convertible Notes were originally scheduled to mature on July 19, 2006. However, on May 2, 2006 during an extraordinary noteholders’ meeting, the noteholders approved to extend the maturity date of the Convertible Notes to July 19, 2014, leaving unchanged all other terms and conditions. During fiscal years 2006, 2005, 2004 and 2003 holders of approximately US$2.77 million of our Convertible Notes exercised their conversion rights and, as a result, we issued 1,539,000; 52,741,373; 22,852,514 and 4,829,745 common shares, respectively. As of June 30, 2007 the outstanding balance of our Convertible Notes was US$47.2 million. In the event all the bondholders exercise their conversion rights, our common shares would increase from Ps.782.1 million to Ps.2,239.7 million.

Bank Boston and Banco Ciudad loans.

Our subsidiary Tarshop obtained a Ps. 4.9 million loan from Banco de la Ciudad de Buenos Aires secured by certificates of participation of Tarjeta Shopping’s Series XII, XIV, XVI, and XVIII financial trusts. It also obtained Ps. 11.7 million from Bank Boston N.A., Sucursal Buenos Aires, partially secured through a security interest on the certificates of participation of Tarjeta Shopping’s Series XXI, XXIII, XXV, and XXVI financial trusts.

Purchase of shares – Empalme S.A.I.C.F.A. y G.

On July 7, 2006, we executed a share purchase agreement jointly with our subsidiary Shopping Alto Palermo S.A. for the acquisition of all the shares held by Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. The price agreed upon for such transaction was set at a gross amount of US$12.0 million plus a variable amount (originally established in the contract), that was determined at Ps.4 million. The Company’s incorporation was effective on December 31, 2006. To date, our company and our subsidiary Shopping Alto Palermo S.A. paid over US$6.0 million and the amount related to the “year-end adjustment”. As of June 30, 2007, 3 US$2.0 million installments are pending payment; such installments will become due and payable semi-annually as from December 2007, accruing interest at 6.0% p.a. To secure the unpaid payment price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. Upon repaying each of the remaining installments, the encumbrance will be partially lifted.

Series I and II Notes.

On May 11, 2007, we issued two new series of notes in an aggregate principal amount of US$170 million. Series I consists of US$120 million of notes due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year, commencing on November 11, 2007. The Series I notes mature in a single installment on May 11, 2017.

Series II consists of Ps.154 million (equivalent to US$50 million) of notes which mature in seven, equal and consecutive semi-annual installments commencing on June 11, 2009, and which accrue interest at 11% per annum, payable on June 11 and December 11 of each year commencing on December 11, 2007.

The Series I and II were issued within the Global Corporate Bonds Issuance Program for a face value of up to US$ 200 million (“the Program”) authorized by the Comisión Nacional de Valores through Resolution No. 15,614 dated April 19, 2007.

Notes Series I and II were rated by Standard & Poor’s Rating Services (“S&P”) and Fitch Ratings Ltd. (“Fitch”). S&P has rated both classes B+ internationally and raAA- locally, while Fitch rated both series B+ internationally and AA-(arg) locally.

Our capital expenditures

Fiscal year 2007

During fiscal year 2007 we had capital expenditures of Ps.96.3 million of which (i) Ps.25 million were related to the construction of garages, to be located in a building next to our Paseo Alcorta Shopping Center, (ii) Ps.22.9 million were related to the improvements of our shopping center properties, (iii) a down payment of Ps.9.7 million related to our acquisition of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba, (iv) Ps. 19.6 million related to furniture and computer equipment, (v) Ps.18.5 million related to the construction of Panamerican Mall, and (vi) Ps. 0.6 million related to the acquisition of undeveloped plots of land.

Fiscal year 2006

During fiscal year 2006 we invested approximately Ps. 100.2 million in capital expenditures of which Ps. 61.3 million were related to the acquisition of a plot of land in the Northern Area of the City of Buenos Aires, in the district of Saavedra, and other undeveloped plots of land, Ps. 30.3 million correspond to improvements made to our shopping center properties and Ps. 8.6 million are kept in escrow in the Deustche Bank in favor of Argentimo S.A. pursuant to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. which sets forth the guidelines for negotiating the acquisition of land in which we plan to develop a commercial center and a dwelling and / or office building. For more information on our capital expenditures after June 30, 2006.

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

Five month period-Fiscal Year 2008.

During the first five months of fiscal year 2008 we had capital expenditures of Ps. 95.6 million of which (i) Ps. 8.0 million were related to the construction of garages, to be located in a building next to our Paseo Alcorta Shopping Center, (ii) Ps. 31.5 million were related to the improvements of our shopping center properties, (iii) Ps. 23.1 million related to our acquisition of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba, (iv) Ps. 32.2 million related to the construction of Panamerican Mall, and (v) Ps. 0.8 million related to the acquisition of an option exercised for acquiring 75% of the capital stock and votes of a company the purpose of which is the development of a cultural and recreational complex in the Palermo district of the City of Buenos Aires.

Recent Developments

Patio Olmos Building. On September 25, 2007 we signed the transfer deed to purchase the real estate in which the Patio Olmos commercial center is currently operating from the Government of the Province of Córdoba. We also signed the transfer deed to purchase the related concession contract relating to the use the property. The balance of Ps. 22.7 million for the property and the concession was also paid on this date.

Neuquén Project. On September 20, 2007 the Municipality of Neuquén decreed the feasibility of the urban project and environmental impact study. As from such date Shopping Neuquén S.A. has a 150 days term to submit the work plans.

Torres Rosario, City of Rosario. We own a plot of land spanning a surface of approximately 50,000 square meters in the City of Rosario in the same place where our local Shopping Center, Alto Rosario, is located.

On October 11, 2007, we entered into a barter agreement with Condominios del Alto S.A. whereby Condominios del Alto S.A. proposed to acquire plot G, located in the City of Rosario, Province of Santa Fe, Argentina, which belongs to us, for the construction at its own expense and under its own responsibility of a housing building. As consideration for the barter over the plot, Condominios de Alto S.A. agreed to deliver: (i) fifteen (15) housing units, with a total constructed surface of 1,504.45 square meters, which will represent upon completion in aggregate 14.85% of the area of housing units to be built in plot G, and (ii) fifteen (15) garages, which will represent upon completion in aggregate 15% of the area of garage units to be built in the same building.

As additional consideration in our favor, Condominios del Alto S.A. will pay us US$15,300 and guarantee its obligations: (i) Condominios del Alto S.A. granted a first degree mortgage in our favor on plot G in the amount of US$1,100,000; (ii) established a security insurance of which we will be assigner of the insured amount of US$1,600,000, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$800,000.

Finally, we granted to Condominios del Alto S.A. an option of to enter into a barter agreement in relation to plot 2h, close to the transferred plot G.

C. Research and Development, Patents and Licenses, etc.

We do not have any research, development, patents or licenses that are material for the conduct of our business.

D. Trend Information

Development and Perspectives of Shopping Centers in Argentina

On the basis of the last available data provided by Argentine statistical and census agency or INDEC, the first quarter of calendar year 2007 showed a new improvement in total consumption, reaching record values both in its private component (with an interannual positive 8.2% variation) and in its public component (with a positive 6.4% variation). Although there is no official data up today, it is expected for calendar 2007 that private consumption increases by 7%. Such indicator would be anticipating a good behavior of household consumption, as can be seen from the development of wholesaling, retailing and auto sales in a context where consumer loans continue to show increased growth rates.

The increase in the retail consumption was evidenced in a greater quantity of registered revenues for the shopping centers at constant prices. In the January – October period, unseasonalized sales at constant prices by shopping centers showed a positive interannual 18.01% variation while total sales booked in the same period show a interannual 28.11% increase regarding the same period of the prior year.

Unemployment would continue to shrink in interannual terms, taking into account increase labor demand that would accompany the expansion of the economic activity. Thus, the uptrend of year 2006 would extend all throughout year 2007, although the reduction would be lower than that of the last two years. For the third quarter of the calendar year 2007, unemployment rate measured by the Permanent Household Survey (EPH) prepared by INDEC stood at 8.1% of economically active population (PEA), continuing its upward trend seen since the crisis onset.

The perspectives on the consumption behavior and the ensuing performance of shopping centers are closely linked to the economy trend and the preference of the affluent tourism for the commercial alternatives in the country and the competitiveness of the nominal exchange rate. According to the IMF as to GDP development during the calendar years 2006 and 2007, which will exceed 7.5%, it should be expected that the sales at shopping centers continue to improve in the coming year.

The Shopping Center industry in Argentina has been benefited from the recovery of the economy. Our net revenues increased 33.7% from Ps 361.4 million during fiscal year ended June 30, 2006, to Ps 483.2 million during fiscal year ended June 30, 2007. This was mainly as a result of: (i) a Ps 90.0 million increase in revenues from our Credit Card Operations segment and; (ii) a Ps 55.4 million increase in revenues from our Leases and Services segment partially offset by (iii) the non-recurring sale of the Alcorta Plaza parcel of land which generated revenues in our Others segment amounting to Ps 23.0 million during fiscal year ended June 30, 2006.

The occupancy of our shopping centers has been one of the ratios that we have been able to maintain in almost optimum levels during fiscal year 2007. GLA percentage occupied as of June 30, 2007 was 97.0%. Vacancy levels in our shopping centers suffered minimum variations reflecting an increase in demand as a result of our excellent commercial offering, and the ability of our commercial department to properly manage this growth in demand from potential tenants.

Tarshop, our credit card subsidiary, showed good results which were reflected in the substantial growth of its credit portfolio, which amounted to Ps. 723.6 million as of June 30, 2007 as compared to Ps. 384.6 million as of June 30, 2006. In addition, the amount of sales and the number of member stores increased 90.5% and 49.0%, respectively, while short and medium term delinquency rates were maintained at historically low levels. We expanded our operations in the interior of the country, where our performance was highly satisfactory, and decided to expand into other densely populated cities.

Costs increased 21.0%, from Ps. 139.1 million during fiscal year ended June 30, 2006, to Ps 168.3 million during fiscal year ended June 30, 2007. This was mainly as a result of: (i) a Ps 31.9 million increase in the costs of our Credit Cards segment as a result of the growth and expansion of its operations; (ii) a Ps 14.0 million increase in the costs of our Leases and Services segment as a result of an increase in costs related to renovation and refurbishment of our leasable areas; partially offset by (iii) a Ps.17.1 million decrease in the costs of our Other segment mainly because of the non-recurring sale of the Alcorta Plaza parcel of land which generated costs amounting to Ps. 18.4 million during fiscal year ended June 30, 2006.

Our performance enabled us to distinguish ourselves from our competitors in the shopping center market in the City of Buenos Aires and the greater Buenos Aires area, while maintaining the efficiency gap obtained over the past fiscal year. For the twelve-month period ended June 30, 2007 our tenants’ sales per square meter were a 79.3% more than our competitor’s. Our competitors’ sales per square meter are determined by calculating the difference between total square meters of gross leasable area, in the City of Buenos Aires and greater Buenos Aires area, and the square meters of our gross leasable area. Our tenants’ sales, not including Córdoba Villa Cabrera’s sales, increased 24.2% from Ps. 2,275.1 million during fiscal year ended June 30, 2006, to Ps. 2,825.8 million during the fiscal year ended June 30, 2007.

Due to the increased activity in the retail sector, we have been able to negotiate more favorable leasing conditions with our new tenants and the existing tenants upon renewal.

During fiscal year 2007 we maintained our leading position in the shopping center market, holding more than less 58.9% of the gross leasable area available in the City of Buenos Aires and around 10.8% of the total stores in shopping centers in the greater Buenos Aires area. We are an important channel for positioning first-line brands and high impact promotions.

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

These factors have caused demand for our space to increase, allowing us to choose a higher quality of customers and tenant mix appropriate for each shopping center. Our tenants also invested significantly in the development of new commercial offerings, improving the conditions offered by each shopping center. We continue to provide our customers with training, advice, conferences and seminars, thus promoting a stronger relationship with us.

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

F. Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations, as of June 30, 2007, which consist of loans, bonds, and development obligations and agreements to purchase real estate. The table does not include deferred income tax liability and estimated payments of interest on our loans and bonds, obligations under operating leases, assignment of credits payable, other accounts payable or costs to be incurred on the units not yet sold.

	Payments due by period (Million of Ps.)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Debt	38,163.0	76,569.9	87,032.1	515,149.9	716,914.9
Purchase obligations	1,010.0	—	—	—	1,010.0
Other long term obligations	181.8	416.3	498.0	568.8	1,664.9
Total (1)	39,354.7	76,986.2	87,530.1	515,718.7	719,589.8

(1)	Includes our main financial and related parties debts, foreign suppliers and tax amnesty plan for gross sales tax payable.

G. Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward looking statements” in the introduction of this Annual Report for forward-looking safe harbor provisions.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Our administration and management rest with our Board of Directors. Our bylaws provide that the Board of Directors will be comprised of a minimum eight and a maximum twelve directors and between eight and twelve alternate directors. The directors are elected by majority vote by our shareholders at a regular shareholders’ meeting for a three-year term and may be reelected indefinitely.

At present, our Board of Directors is comprised of ten directors and nine alternate directors. Alternate directors will be summoned to act as directors in case of absence, vacancy or demise, until a new director is appointed.

The table below contains the information on our Directors and Alternate Directors:

Name	Date of birth	Position held	Appointed to current position in	Office ending in	Holding current position since
Eduardo S. Elsztain	26/01/1960	Chairman	2006	2009	1994
Saúl Zang	30/12/1945	Vice-chairman	2006	2009	2003
Alejandro G. Elsztain	31/03/1966	Executive vice-chairman	2006	2009	2003
Daniel R. Elsztain	22/12/1972	Director	2004	2009	2004
Abraham Perelman	04/04/1941	Director	2006	2009	2003
Ira Chaplik	21/06/1961	Director	2006	2009	2006
Fernando A. Elsztain	04/01/1961	Director	2006	2009	1998
José Said Saffie	17/04/1930	Director	2006	2009	1998
Leonardo Fernández	30/06/1967	Director	2007	2010	2007
Enrique Antonini	16/03/1950	Director	2007	2010	2007
David A. Perednik	15/11/1957	Alternate director	2006	2009	2003
José D. Eluchans Urenda	06/08/1953	Alternate director	2006	2009	2003
Hernán Büchi Buc	06/03/1949	Alternate director	2006	2009	1996
Juan M. Quintana	11/02/1966	Alternate director	2006	2009	2003
Pablo Daniel Vergara del Carril	03/10/1965	Alternate director	2006	2009	2006
Marcos Oscar Barylka	29/06/1945	Alternate director	2006	2009	2006
Salvador Darío Bergel	17/04/1932	Alternate director	2006	2009	2006
Mauricio Wior	23/10/1956	Alternate director	2006	2009	2006
Gastón Armando Lernoud	04/06/1968	Alternate director	2006	2009	2006
Andrés Olivos	05/14/1958	Alternative director	2007	2010	2007
Gabriel A.G. Reznik	18/11/1958	Alternative director	2007	2010	2004

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA, Cresud, Shopping Alto Palermo S.A., Consultores Asset Management and BACS Banco de Crédito & Securitización among other companies. He is also vice-chairman of Banco Hipotecario, E-Commerce Latina S.A. and BrasilAgro among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes, law firm. He is also second vice chairman of the board of directors of IRSA and Cresud S.A.C.I.F. y A. and he is also a member of the board of directors of Emprendimiento Recoleta, Puerto Retiro S.A., Nuevas Fronteras S.A., Cresud S.A.C.I.F. y A., Banco Hipotecario S.A. and Tarshop S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the University of Buenos Aires. He is currently chairman of Tarshop S.A. and Emprendimiento Recoleta, director of Altocity and second vice-chairman of IRSA and Cresud S.A.C.I.F. y A. Alejandro G. Elsztain is Eduardo S. Elsztain’s and Daniel R. Elsztain’s brother and Fernando A. Elsztain’s cousin.

Daniel R. Elsztain. Mr. Elsztain obtained a degree in economic sciences at the Torcuato Di Tella University and has a master in business administration. He has been our commercial director since 1998. Mr. Elsztain is Mr. Eduardo S. Elsztain’s and Mr. Alejandro G. Elsztain’s brother and Fernando A. Elsztain’s cousin.

Abraham Perelman. Mr. Perelman studied economic sciences at the University of Buenos Aires. During the last thirty years he was a director of several outstanding companies in areas such as communications, electronics, aviation, farm technology, public services and art. He also was chairman of ISREX Argentina S.A. He is currently a director of Guanaco Mining Co.

Ira Chaplik. Mr. Chaplik obtained a degree in accounting and J.D. from the University of Illinois. He is chief operating officer of Equity International. He has been associated with us since its inception in 1999. Mr. Chaplik joined Equity Group Investments, LLC (EGI) in 1989. Prior to the formation of Equity International, he played a key role in many real estate transactions involving Equity Office Properties Trust (EOP), Equity Residential (EQR), and Equity Lifestyle Properties, Inc. (ELS), as well as the four Zell/Merrill Lynch funds, which led to the creation of EOP. Mr. Chaplik is also a certified public accountant.

Fernando A. Elsztain. Mr. Elsztain obtained a degree in architecture at the University of Buenos Aires. He has been the chief commercial officer of IRSA since March 1994. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is a director of IRSA, and Baldovinos S.A.; and alternate director of Banco Hipotecario S.A., among others. Mr. Fernando A. Elsztain is Eduardo S. Elsztain’s and Alejandro G. Elsztain’s cousin.

José Said Saffie. Mr. Said obtained a law degree at the University of Chile. He is the chairman of Banco BBVA of Chile and Parque Arauco S.A.; and director of the Asociación de Bancos e Instituciones Financieras A.G.

Leonardo F. Fernández. Mr. Fernández obtained a degree in law at the University of Buenos Aires. He serves as an alternate director on the board of directors of Disco S.A. and Transportadora de Gas del Norte S.A.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He has also served as a director of Inversiones y Representaciones S.A. from 1993 to 2002. He is a member of the Banking Lawyers Committee and the International Bar Association.

David A. Perednik. Mr. Perednik obtained a degree as a public accountant from the University of Buenos Aires. He has worked in various companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs, where he acted as finance director from 1986 to 1997. Earlier he worked as a senior consultant in the Administration and Systems management of Deloitte & Touche from 1983 until 1986. He currently works as administrative director of Cresud S.A.C.I.F. y A. and IRSA.

José D. Eluchans Urenda. Mr. Eluchans Urenda obtained a law degree at the Pontifician Catholic University of Chile (Pontificia Universidad Católica de Chile). He is a partner of the Chilean law firm Eluchans and is a permanent advisor to Parque Arauco’s board of directors and an advisor to Banco BHIF’s board of directors.

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

Juan M. Quintana. Mr. Quintana obtained a law degree at the University of Buenos Aires. He is a partner of the law firm Zang, Bergel & Viñes. He is a director of APSA and an alternate director of Nuevas Fronteras S.A. and Fibesa.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from the Argentine Catholic University where he teaches Commercial Law and Contract Law. He also teaches Corporate Law, Contracts and Capital Markets in post-graduate courses. He is a member of the Legal Advisory Committee of the Cámara de Sociedades Anónimas as well as Vice President of the Antitrust Law Committee of the Colegio de Abogados de la Ciudad de Buenos Aires. He is a member of the board of directors of Emprendimiento Recoleta, Nuevas Fronteras S.A., Milkaut S.A. and Banco Hipotecario S.A. Mr. Pablo Vergara del Carril is the son of our syndic Mr. Ángel D. Vergara del Carril.

Marcos Oscar Barylka. Mr. Barylka obtained a degree in commercial activities from the Gral. San Martín School. Oscar Barylka has been involved in the retail and the gastronomy industries for over 35 years, having served as partner, manager and consultant for several companies. Since 2006, Mr. Barylka serves as Secretary of the Pele Ioetz Foundation, which provides support to families suffering economic and social problems in Argentina.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a Ph.D from Litoral University (Universidad del Litoral). He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud S.A.C.I.F. y A.

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

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the University of Buenos Aires. He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Emprendimiento Recoleta, Puerto Retiro S.A., Tarshop S.A. and Fibesa S.A., as well as member of the board of directors of Banco Hipotecario S.A., among others.

Employment Contracts With Our Directors

We do not have written contracts with our directors. However, Alejandro Elsztain, Fernando Elsztain and Daniel Elsztain are employed by us under the Labor Contract Law No. 20.744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Executive Committee

In conformity with our by-laws, the aspects related to the organization of the decision-making process are the responsibility of the Executive Board, which is made up by four directors, including our chairman and vice chairman. The current members of the Executive Board are Mrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, and Fernando Elsztain.

The Executive Board is in charge of the daily management of the activities delegated by the Board of Directors in conformity with current laws and our by-laws. Our by-laws authorize the Executive Board to:

•	designating managers and establishing their duties and compensation;

•	granting and revoking powers on behalf of our company;

•	hiring, penalizing, and terminating personnel, as well as determining salaries and compensation;

•	entering into contracts related to our company’s activity;

•	managing our company’s assets;

•	executing credit agreements for our company’s activities and creating encumbrances to secure our obligations;

•	and engaging in all the acts necessary to manage our company’s daily activities.

Supervisory Committee

Our Supervisory Committee (“Comisión Fiscalizadora”) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with our by-laws and the resolutions adopted at shareholders’ meetings. The members of the Supervisory Committee are appointed at our annual general ordinary shareholders’ meeting for a one-year term. The Supervisory Committee is composed of three members and three alternate members.

The following table sets forth information about members of our Supervisory Committee who were elected at the annual general ordinary shareholders’ meeting held on October 25, 2007. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name and Position	Date of Birth	Occupation in APSA	Current Position Held Since
Guillermo E. Matta y Trejo	11/08/1949	Syndic	2006
José D. Abelovich	07/20/1956	Syndic	2005
Ángel. D. Vergara del Carril	03/15/1935	Syndic	2006
Armando Fabián Ricci	03/06/1964	Alternate Syndic	2006
Fabián Cainzos	11/07/1966	Alternate Syndic	2006
Marcelo Héctor Fuxman	11/30/1955	Alternate Syndic	2005

Set forth below is a brief biographical description of each member of our Supervisory Committee:

Guillermo E. Matta y Trejo. Mr. Matta y Trejo obtained a law degree at the University of Buenos Aires. He is a member of the International Bar Association and of the Insolvency International Institute. From 1975 to 1998 he taught Commercial Law at the University of Buenos Aires. He also teaches Corporate Law and legal aspects of Capital Markets in post-graduate courses at University of Buenos Aires, Argentine Catholic University, Austral University and Belgrano University. He is the President of the board of directors of Ganadera del Villaguay, S.A.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees, among others of APSA, SAPSA, Hoteles Argentinos and Inversora Bolívar S.A.

Ángel D. Vergara del Carril. Mr. Vergara del Carril obtained a law degree at the Universidad de Buenos Aires. In 1976 he received the degree of Doctor of Juridical Sciences (S.J.D.) from Argentine Catholic University with a thesis on Merger of Business Companies. He served as in-house counsel to the Bunge & Born Corporation. He was Head of the Legal Department of Acindar S.A. He founded the law firm Cassagne & Asociados with other lawyers. He has been teaching Commercial Law at Argentine Catholic University. He is also director of the capital markets postgraduate course at the same University, as well as member of the Argentine Institute on Commercial Law of the National Law Academy and the International Bar Association. From 2002 to 2006 he acted as external legal advisor of the Securities Committee of the Bolsa de Comercio de Buenos Aires. Currently he is counsel at law firm Zang, Bergel & Viñes, as well as chairman of the Club de Abogados de Empresas. He is an alternate member of the Arbitration Board of the Bolsa de Comercio de Buenos Aires of which rules of arbitration he contributed to enact, as well as syndic of Atanor S.A. and Bodegas Hispano Argentinas S.A. Mr. Ángel D. Vergara del Carril is the father of our alternate director Mr. Pablo Daniel Vergara del Carril.

Armando F. Ricci. Mr. Ricci obtained a law degree at the Universidad de Buenos Aires. He serves as an alternate director on the board of directors of Nuevas Fronteras S.A., Pereiraola S.A., Canteras Natal Crespo S.A., Inversora Bolívar S.A., Palermo Invest S.A. y Tarshop S.A. Mr. Ricci has a master on corporate law at the ESEADE (Escuela Superior de Economía y Administración de Empresas). He is a trained mediator and is advisor of several argentine listed companies. He is an associate of the law firm Zang, Bergel & Viñes, where he specializes in corporate law.

Fabián Cainzos. Mr. Cainzos obtained a law degree from the University of Buenos Aires. Currently, he is partner of the law firm Cainzos, Fernández & Premrou. He also serves as director of Sullair Argentina S.A. and of the Supervisory Committee of Editorial Atlántida S.A.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. He is a member of the Supervisory Committees of SAPSA, Inversora Bolívar S.A. and Banco Hipotecario S.A.

Senior Management

The board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of the board of directors.

The following table shows information about our current senior management, appointed by the board of directors at the meeting held on December 26, 2004:

Name	Date of birth	Position	Current position held since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	2002
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	2002
Daniel R. Elsztain	12/22/1972	Chief Commercial Officer	2004

The following is a brief description of each of our managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a degree in business administration and carried out post-graduate studies in Finance at CEMA University (Universidad del CEMA -Centro de Estudios Macroeconómicos Argentinos-) and in the IAE (Universidad Austral). He formerly worked as a senior securities trader in Citibank N.A. Sucursal, Buenos Aires. He also held several management positions related to investment banking and capital markets at Banco Río de la Plata S.A. (BSCH) and was financial director of the Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial officer of IRSA and Cresud.

B. Compensation

Members of the Board of Directors and Executive Committee

The Law of Corporations No. 19,550 establishes that if the compensation of the members of the board of directors and the Supervisory committee is not established in our bylaws, the shareholders meeting should determine it. The maximum amount of total compensation of the members of the board of directors and the Supervisory committee, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of our earnings.

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

During our annual ordinary shareholders meeting which was held October 25, 2007 the shareholders agreed to pay Ps.8.2 million to the members of the board of directors for the fiscal year ended June 30, 2007.

The members of the executive committee did not receive compensation other than fees for their services as members of the board of directors.

Supervisory Committee

The shareholders’ meeting held on October 25, 2007, further approved unanimously not to pay any compensation to the Supervisory Committee.

Senior Management

During the fiscal year ended June 30, 2007 we paid an aggregate amount of approximately Ps.2.3 million as compensation to our senior management.

Audit Committee

The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Compensation plan for executive management

During fiscal year 2007, we developed a special compensation plan for our key managers (the “Plan”) by means of contributions to be made by the employees and us.

Such Plan is directed to key managers and aims to retain them by increasing their total compensation package. It is granted to those who have met certain conditions. Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee (the “Participant”), he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is up to 2.5% of their monthly salary and up to 15.0% of their annual bonus.

Our contribution will be 200% of the employees´ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds as a result of the Participants’ contributions are transferred to a special independent vehicle created and located in Argentina as a Investment Fund approved by the Comisión Nacional de Valores. Such funds (including the rents derived thereof) are freely redeemable upon request of the Participants.

Contributions made by us under the Plan are transferred to another separate and independent vehicle (e.g., a trust fund).

Participants or their assigns, as the case may be, will have access to 100% of the benefits of the Plan (that is, our contributions made on the Participants’ behalf to the specially created vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;

•	total or permanent incapacity or disability; and

•	death.

In case of resignation or termination without good cause, the manager may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

As of June 30, 2007 our contributions amounted to Ps.0.9 million.

C. Board Practices

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment.

Audit Committee

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and our external auditors.

On November 7, 2007, our board of directors appointed Abraham Perelman, Enrique Antonini and Leonardo Fernández, all of them independent members, as members of the audit committee. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934.

Remuneration Committee

There is no remuneration committee.

D. Employees

As of June 30, 2007, we had 2,285 employees, and as of June 30, 2006 we had 1,945 employees. We believe that our relationship with our employees is good. Through a bidding process, we subcontract to third parties the construction of our development projects and the provision of security, maintenance and cleaning services for our shopping centers.

The following table shows the number of our employees as of the dates indicated:

	As of June 30,
	2004	2005	2006	2007
Alto Palermo S.A.	499	615	680	709
Shopping Alto Palermo S.A.	87	99	100	101
Emprendimiento Recoleta S.A.	36	37	42	40
Fibesa S.A.	22	26	26	27
Altocity.Com S.A.	35	40	49	3
Alto Research and Development S.A.	2	—	—
Tarshop S.A.	390	556	979	1,302
Mendoza Plaza Shopping S.A.(1).	—	55	69	64
Empalme S.A.I.C.F.A. y G. (2)	—	—	—	39
Total	1,071	1,428	1,945	2,285

(1)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2005.
(2)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2006.

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our Directors, Senior Managers, members of the Supervisory Committee and members of the Audit Committee as of November 30, 2007.

Share Ownership
Name	Position	Amount	Percentage
Directors
Eduardo S. Elsztain(1)	Chairman	48,862,668	62.5%
Saúl Zang	Vice Chairman	—	—
Alejandro G. Elsztain	Executive Vice Chairman / Chief Executive Officer	132,576.8	0.17%
Abraham Perelman	Director	—	—
Ira Chaplik	Director	—	—
Fernando A. Elsztain	Director	—	—
José Said Saffie	Director	—	—
Leonardo F. Fernández	Director	—	—
Daniel R. Elsztain	Director / Chief Comercial Officer	—	—
David A. Perednik	Alternate director / Chief Administrative Officer	—	—
Gabriel A.G. Reznik	Alternate Director	—	—
José D. Eluchans Urenda	Alternate Director	—	—
Juan M. Quintana	Alternate Director	—	—
Gastón Lernoud	Alternate Director	—	—
Hernán Büchi Buc	Alternate Director	—	—
Marcos O. Barylka	Alternate Director	—	—
Pablo D. Vergara del Carril	Alternate Director	—	—
Salvador D. Bergel	Alternate Director	—	—
Mauricio Wior	Alternate Director	—	—
Andrés Olivos	Alternate Director

Senior Management
Gabriel Blasi	Chief Financial Officer	—	—

Supervisory Committee
Angel D. Vergara del Carril	Member	17,372	0.02%
Guillermo E. Matta y Trejo	Member	—	—
José D. Abelovich	Member	—	—
Marcelo H. Fuxman	Alternate Member	—	—
Fabián Cainzos	Alternate Member	—	—
Armando F. Ricci	Alternate Member	—	—

(1)	Common shares benefiacially owned by IRSA

Convertible Notes

The following persons own our Convertible Notes as of June 30, 2007.

Convertible Notes Holder	Number of Notes
Eduardo S. Elsztain(1)	31,738,262	(1)
Alejandro G. Elsztain	10,000

(1)	Beneficially owned through IRSA.

The Convertible Notes originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. The Convertible Notes accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps.0.10 par value per share. The conversion rate per U.S. dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 83.34% of our common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.6% of our common stock.

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

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table shows as of November 30, 2007 the information known by us, regarding shareholders that beneficially own a significant percentage of our capital stock:

Shareholder(s)	Number of Shares	Percent (3)
IRSA(1)	488,626,680	62.5%
Parque Arauco (2)	231,116,952	29.6%
Total	719,743,632	92.0%

(1)	The number of shares will increase to 1,468,202,668 assuming full conversion of the US$31.7 million Convertible Notes held by IRSA.
(2)	Parque Arauco owns 57,338,554 shares through Parque Arauco, 21,188.698 through Sociedad Inversora Internacional Parque Arauco and 152,589,700 shares through Parque Arauco Argentina S.A., a wholly owned subsidiary. The number of shares beneficially owned by Parque Arauco in the aggregate will increase to 708,661,150 assuming full conversion of 15,472,432 Convertible Notes owed by Parque Arauco.
(3)	Figures may not sum due to rounding.

Through its ownership of our common stock, IRSA currently shares with Parque Arauco the voting control over us and has the power to direct or cause the direction of our management and policies.

IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s shares are listed and traded on the Bolsa de Comercio de Buenos Aires and the NYSE. Mr. Eduardo S. Elsztain, Chairman of our board of directors, is the beneficial owner of 101,936,754 shares of Cresud, representing 31.8% of its total share capital. As a result of his 31.8% interest in Cresud, Mr. Elsztain has an 8.2% indirect economic interest in IRSA. Although Mr. Elsztain does not have a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over Cresud, he would be the beneficial owner of 31.8% of IRSA’s shares (without taking into account his indirect interest in IRSA through Inversiones Financieras del Sur S.A. (“IFISA”)). Also, Mr. Eduardo S. Elsztain is the Chairman of the board of directors of IFISA and is the beneficial owner of shares representing 100% of its capital stock. If Mr. Elsztain were to be considered the beneficial owner of IFISA due to his substantial influence over IFISA, he would be deemed to be the beneficial owner of an additional 1.1% of IRSA’s shares (without taking into account his indirect interest in IRSA through Cresud). Although Mr. Elsztain does not have a majority of the shares of IRSA, he is its largest shareholder and exercises substantial influence over IRSA. If Mr. Elsztain were considered the beneficial owner of IRSA due to his substantial influence over IRSA, he would be the beneficial owner of 62.5% of our shares.

Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

Changes in Share Ownership

Shareholder	Share Ownership as of November 30, 2007	Share Ownership as of June 30,
		2007	2006	2005	2004
IRSA(1)	62.5%	62.5%	61.6%	61.6%	53.8%
Parque Arauco(2)	29.6%	29.6%	29.6%	29.6%	27.8%
Dolphin Fund Plc	0.0%	0.0%	0.0%	0.0%	1.7%
GSEM/AP	0.0%	0.0%	0.0%	0.0%	6.1%

(1)	IRSA share ownership is 65.6% assuming full conversion of its holding of Convertible Notes as of November 30, 2007.
(2)	Parque Arauco share ownership is 31.6% assuming full conversion of its holding of Convertible Notes as of November 30, 2007.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Other Share Ownership Information

There are no differences in voting rights among shareholders.

As of November 30, 2007, we had 782,064,214 shares outstanding which 90.0% were held in Argentina. As of November 30, 2007, we had 1,963,607 ADS outstanding (representing 78,544,280 of our common shares, or 10.0% of all of our shares). As of such date, we had four registered holders of our ADS in the United States.

On July 19, 2002 we issued US$50.0 million of Convertible Notes, which are convertible into US$50 million of our shares of common stock. The offering was subscribed in full. Our Convertible Notes mature on July 19, 2014 and are convertible from August 28, 2002 to July 19, 2014. Of the US$50.0 million of Convertible Notes that we issued, IRSA and Parque Arauco subscribed for US$31.7 million and US$15.4 million, respectively.

In the event that all the bondholders converted their Convertible Notes on November 30,2007, our share capital would increased from 782,064,214 shares to 2,239,716,498 shares.

B. Related Party Transactions

Lease of our Headquarters

As of December 2003, we moved our headquarters to the 22nd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters and parking lot spaces from Inversora Bolivar S.A., a subsidiary of IRSA, pursuant to two lease agreements, the first one for our headquarters and ten parking lot spaces and the second one for our subsidiary Fibesa S.A.’s headquarters and another eight parking lot spaces. The first agreement has an initial duration of 60 months with an optional extension of 36 additional months, and the second one, effective as of January 2005, has an initial duration of 46 months with an optional extension of 36 additional months. We pay a monthly rent of US$ 5,958 for the first agreement and US$ 2,979 for the second one, with the first two months free.

As of December 2005, we lease the entire 9th floor and one third of the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to two lease agreements, the first one for our headquarters and eight parking lot spaces and the second one for our headquarters (one third of the floor) and three parking lot spaces. The first agreement, effective as from January 2005, has an initial duration of 46 months with optional extension of 36 additional months, and the second one, effective as from September 2005, has a duration of 35 months with no optional extension. We pay a monthly rent of US$ 5,386 for the first agreement and US$ 2,648 for the second one, with the first month free.

We lease the entire 2th floor and eight parking lot spaces of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement, for our headquarters. The lease has a three-year term scheduled to expire in December 2007 with an optional extension for 36 additional months. We pay a monthly rent of US$ 4,488 with the first two months free.

As of October 2007, we lease the entire 4th floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as from October 2007, has an initial duration of 60 months We pay a monthly rent of US$ 5,958 for the agreement.

Saúl Zang is our Vice-Chairman and director of Inversora Bolivar S.A. and Alejandro Elsztain is our executive Vice-Chairman and Vice-president of Inversora Bolivar S.A. Fernando Elsztain is a director of APSA and President of Inversora Bolivar S.A. and Gabriel Reznik is a director in APSA and Inversora Bolivar S.A.

Lease of Tarshop’s Headquarters

As of today, Tarshop leases 5 floors of the Suipacha building, located at Suipacha 664, in the City of Buenos Aires, from IRSA pursuant to five lease agreements, the agreements are effective until 2007, 2008 and 2010 depending on the agreement. Tarshop pays a monthly rent of US$35,405, for all the agreements.

Our 1st Vice-president Saúl Zang is the Vice-Chairman of Tarshop and director of Inversora Bolivar S.A. and our 2nd Vice-president Alejandro Elsztain is the president of Tarshop and the executive Vice-Chairman and Vice-president of Inversora Bolivar S.A. Our director Fernando Elsztain is the President of Inversora Bolivar S.A. and our director Gabriel Reznik is a director in Inversora Bolivar S.A.

Loan agreement with Tarshop

On October 30, 2007, we entered into a loan agreement with Tarshop S.A. whereby APSA granted a loan to Tarshop for the total amount of Ps. 10,000,000, to be repaid in a single payment on April 30, 2008. The applicable interest rate is the rate published by the Argentine Central Bank, known as “BADLAR” Bancos Privados plus four hundred basis points. The rate will be redetermined every 90 days. In addition, it was agreed that the loan will be accelerated in the event of a changes in the current shareholding structure of Tarshop S.A.,

Lease of our Chairman offices

Our Chairman’s offices are located at Bolívar 108, City of Buenos Aires. We have leased them from Isaac Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our Directors, and certain of his relatives. A lease agreement was signed among us, IRSA, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease has a term of 120 months and monthly rent of Ps.8,490. We, IRSA and Cresud each pay one-third of such rent in an amount of Ps.2,830 each.

Agreement for Shared Corporate Services with IRSA and CRESUD S.A.C.I.F. y A.

In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, we entered into an Exchange of Operating Services Agreement with Cresud and IRSA, on June 30, 2004. This agreement has a term of two years, which may be renewed for an equal term unless any of the parties decides to terminate it. Pursuant to this agreement tasks are performed by one or more of the companies for the benefit of one or more of other companies in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each company continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each company’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each company will continue to maintain separate assets and liabilities.

Alejandro Gustavo Elsztain is the General Coordinator of the program and the program is operated and implemented by Abraham Perelman for us, Gabriel Adolfo Gregorio Reznik for Cresud and Cedric Bridger for IRSA, all of whom are directors and members of the Supervisory Committees of their respective companies. The main duties for implementation of the project are (a) monitoring the project’s implementation in accordance with the agreement; (b) reviewing the billing report on a monthly basis to analyze and check it against the provisions of the agreement, and, in the event of discrepancies or deviations, preparing a report to submit for the consideration of the General Coordinator, and by each company’s boards of directors and (c) assessing, on a permanent basis, the results derived from the project’s implementation and proposing to the General Coordinator changes in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement. The areas originally involved were Human Resources, Finance, Institutional Relations, Administration, Systems, Insurance, Purchasing, Messenger Services, Contracts, Operations and Directors’ Assistants, among others. This program was implemented to reduce operating costs by optimizing the individual administrative efficiencies of each company.

Currently, the program includes Internal Audit and the other Shared Corporate Services, while the sharing of Directors’ Assistants has been dropped.

In the future and in order to continue our policy of achieving a more efficient allocation of corporate resources, we may extend the areas in which we share corporate services with Cresud and IRSA. Our chairman is also chairman of Cresud and IRSA and our vice-chairman is also vice-chairman of Cresud and IRSA. We believe that the terms and conditions of these transactions are consistent in all material respects with those prevailing in the market at the relevant time for agreements between unaffiliated parties.

Loans from our Major Shareholders

As of December 31, 2006 IRSA and Parque Arauco owned US$27.2 million and US$15.2 million, respectively, of our Convertible Notes.

As of June 30, 2007, IRSA owned 62.5% of our common shares. Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 83.3% of our common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.6% of our common stock.

The Convertible Notes originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. The Convertible Notes accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps.0.10 par value per share. The conversion rate per U.S. dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

Sale of E-Commerce Latina S.A. to IRSA.

On November 6, 2007, as part of a corporate restructuring, we redefined our organizational structure, with the purpose of optimizing our operations. Accordingly, we sold to IRSA the interest we held in our controlled non-operative company E-Commerce Latina S.A., which consisted of 1,616,702 common shares for an aggregate price of Ps. 3,495,217.

Options to Purchase Shares of Comercializadora Los Altos S.A. (formerly known as Altocity.com S.A.)

In January 2000, E-Commerce Latina, a company owned 50% by us and 50% by Telefónica, granted Consultores Internet Managers Ltd. an option to purchase certain of its class B shares of Comercializadora Los Altos S.A. (formerly know as Altocity.com S.A.). Consultores Internet Managers Ltd. is a special-purpose Cayman Islands’ corporation created to act on behalf of its management and is represented by an independent attorney-in-fact.

The option granted to Consultores Internet Managers represents 15% of the capital stock of Comercializadora Los Altos S.A. (formerly know as Altocity.com S.A.) and was granted for a period of eight years.

Pursuant to the terms of the agreement, the exercise price is equal to the quotient of (i) the original value of class B shares at the time of the contribution to Comercializadora Los Altos S.A. (formerly know as Altocity.com S.A.) by E-Commerce Latina, plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option, over (ii) the total number of class B shares owned by E-Commerce Latina at the exercise date of the option.

The option was granted to Consultores Internet Managers Ltd. to be allocated by it among the management of Comercializadora Los Altos S.A. (formerly know as Altocity.com S.A.) as an incentive compensation for their services, but as of today, no individual awards have been determined for participating employees under this option. Upon exercise of the option, Consultores Internet Managers Ltd.’s sole asset will be its 15% interest in Comercializadora Los Altos S.A. (formerly know as Altocity.com S.A.).

On October 24, 2006, we entered into a share purchase agreement with Telefónica, where we acquired 808,354 ordinary shares issued and outstanding of E-Commerce Latina S.A., and 11 ordinary shares issued and outstanding of Comercializadora Los Altos S.A. (formerly know as Altocity.com S.A.) for a total price of

Ps.85,876. Such agreement was subject to approval by the Comisión Nacional de Defensa de la Competencia. By the end of December 2006, the commission approved the transaction and in January 2007 the agreed upon price was settled and the shareholders duly transferred their shares.

Through this operation, we have obtained total share control of E-Commerce Latina. During January 2007, the total price agreed was fully paid.

As of April 17, 2007, our subsidiary Altocity.com S.A. change its name to Comercializadora Los Altos S.A.

On November 6, 2007, E-Commerce Latina sold its 90% equity interest in Comercializadora Los Altos S.A. (formerly know as Altocity.com S.A.) a 10% to our subsidiary Shopping Alto Palermo S.A. and the remaining 80% to us; and furthermore we sold our 100% equity interest in E-Commerce Latina to our major shareholder IRSA Inversiones y Representaciones S.A.

Donations to Fundación IRSA and Fundación Museo de los Niños

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

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Our Chairman Eduardo S. Elsztain is also the Chairman of IRSA. Fundación IRSA has used the available area to house a museum called “Museo de los Niños, Abasto,” an interactive learning center for both children and adults which was opened to the public in April 1999. On September 27, 1999 Fundación IRSA assigned and transferred for free, the Museo de los Niños, Abasto’s total rights and obligations to Fundación Museo de los Niños.

Fundación Museo de los Niños is a charitable non-profit organization created by the same founders of Fundación IRSA and has the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the developments of “Museo de los Niños, Abasto” and “Museo de los Niños, Rosario.” On October 29, 1999, our shareholders approved the assignment of “Museo de los Niños, Abasto” agreement to Fundación Museo de los Niños, and on December 12, 2005, the agreement granting the free right to use of the space designated for “Museo de los Niños, Rosario” was signed.

During the fiscal years ended June 30, 2005, 2006 and 2007 we made unconditional promises to give money to Fundación IRSA amounted our donation to Ps. 4.0 million, Ps .2.5 million and Ps. 4.4 million, respectively. These donations are paid in the subsequent year. As of December 17, 2007 donations related to fiscal year ended June 30, 2007 have not yet been fully paid.

Legal Services

During the years ended June 30, 2005, 2006 and 2007, we and our subsidiaries paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 0.5 million, Ps. 0.7 million, and Ps. 1.6 million, respectively as payment for legal services. Our Vice-Chairman Saúl Zang; our alternate directors Juan M. Quintana, Salvador D. Bergel, and Pablo D. Vergara del Carril; our syndic Ángel. D. Vergara del Carril and our alternate syndic Armando F. Ricci are members of the law firm Zang, Bergel & Viñes.

C. Interests of Experts and Counsel

This section is not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

Legal or Arbitration Proceedings

Neuquén Project

On July 6, 1999, we acquired 94.6% ownership of Shopping Neuquén for Ps.4.2 million. Shopping Neuquén’s sole asset is a parcel of land of approximately 50,000 square meters in which we seek to develop a shopping center. We paid Ps.0.9 million on September 1, 1999, and the remaining Ps.3.3 million were originally scheduled to be paid on the earlier to occur of July 5, 2001, and the completion of the construction of the shopping center. On August 15, 2003, the former holders of 85.8% of Shopping Neuquén filed a complaint against us seeking recovery of the unpaid balance of the purchase price, plus interest and legal costs. In September 2003, we answered the complaint and raised several defenses including, plaintiffs’ non-compliance with her duties under the contract and the pesification of the purchase price balance pursuant to emergency legislation adopted in 2002. We also filed a counterclaim alleging there should be a readjustment of the terms of the contract which became excessively burdensome given the 2001 economic, social and political crisis. In November 2003, the plaintiffs replied to our counterclaim alleging that the payment under the purchase agreement was overdue before the economic and social crisis emerged and thus our contract readjustment claim was inadmissible. On February 2, 2007, we reached an agreement with Shopping Neuquén S.A. former shareholders, in which both parties decided to accept the judge’s ruling. On that date, and pursuant to the aforementioned agreement, we paid the amount of US$3.45 million to the former shareholders of Shopping Neuquén S.A., not having the latter anything else to claim to us.

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested that the City Hall of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. The City Hall Executive Branch previously rejected this request under Decree No. 1437/2002 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms, taking account of the current situation and including reasonable short and medium term projections. The City Hall Executive Branch rejected this request in Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Decrees 1,437/2002 and 585/2003 issued by the City Hall Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City Hall of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court, which is yet to be decided.

On December 13, 2006, Shopping Neuquén signed an agreement with both the City Hall and the Province of Neuquén stipulating a new timetable for construction of the commercial and housing enterprises (the “Agreement”). Also, Shopping Neuquén was permitted to transfer certain parcels to third parties so that each participant in the commercial development to be constructed would be able to build on its own land, with the exception of the land in which the shopping center will be constructed. The Legislative Council of the City Hall of Neuquén duly ratified the Agreement. The City Hall Executive Branch promulgated the ordinance issued on February 12, 2007.

The Agreement also provides that Shopping Neuquén will submit, within 120 days after the Agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision, which the City Hall of Neuquén will approve or disapprove within 30 days after its presentation. If the project is approved, Shopping Neuquén will submit the final maps of the works to the City Hall within 150 days of this decision and construction must commence within a maximum period of 90 days thereafter. The first stage of construction (including minimum construction of 21,000 square meters of the shopping center and 10,000 square meters of the hypermarket) is expected to be completed within a maximum period of 22 months. The Agreement is conditional upon the City Hall declaring the feasibility of the draft project submitted, and upon the terms and conditions of this decision being accepted by Shopping Neuquén S.A. The City Hall of Neuquén reserves its right to rescind the Agreement and file the legal actions it deems pertinent if its conditions are contravened.

On March 28, 2007, Shopping Neuquén submitted the new project draft and revised environmental impact survey to the City Hall of Neuquén. On May 10, 2007, the City Hall of Neuquén, requested certain explanations and made recommendations for our consideration before issuing an opinion on the feasibility of the draft project. On July 17, 2007, Shopping Neuquén answered the City Hall’s requests and on September 20, 2007, the City Hall approved the feasibility of the project.

Other Litigation

As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings for an aggregate amount of Ps. 3,689,485.5, plus an added amount, provisionally estimated, of Ps. 900,000 in order to respond to legal costs and interests. The main dispute is about the amount due for the admission rights of the income tax. In the first instance, AFIP pleaded for a general restraining order. As of November 29, 2006, the Federal Court ordered such order to be substituted for an attachment on the plot of land located in Caballito neighborhood, city of Buenos Aires, where we are planning to develop a shopping center.

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

Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee; and

•	additional amounts may be allocated for the payment of dividends or to optional reserve funds, or to establish reserves or for whatever other purpose our shareholders determine.

According to rules issued by the Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

The board of directors’ proposal for the distribution of a cash dividend amounting to Ps. 55.7 million, of which the shareholders will collect Ps.0.07125 per share, was approved during the annual shareholders’ meeting, held on October 25, 2007. The payment was made on November 9, 2007.

The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos of their respective payment date.

Year declared	Cash dividends	Stock dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
2003	10,000,000	—	0.0140
2004	17,895,663	—	0.0229
2005	29,000,000	—	0.0371
2006	47,000,000	—	0.0601
2007	55,721,393	—	0.0712

Although we intend to maintain the adopted dividend policy, there can be no assurance that our future earnings will not be needed to finance the operations and expansion of our business.

B. Significant changes

Patio Olmos Building. On September 25, 2007 we signed the transfer deed to purchase the real estate in which the Patio Olmos commercial center is currently operating from the Government of the Province of Córdoba. We also signed the transfer deed to purchase the related concession contract relating to the use of the property. The balance of Ps. 22.7 million for the property and the concession was also paid on this date.

Neuquén Project. On September 20, 2007 the Municipality of Neuquén decreed the feasibility of the urban project and environmental impact study. As from such date Shopping Neuquén S.A. has a 150 days term to submit the work plans.

Torres Rosario, City of Rosario. We own a plot of land spanning a surface of approximately 50,000 square meters in the City of Rosario in the same place where our local Shopping Center, Alto Rosario, is located.

On October 11, 2007, we entered into a barter agreement with Condominios del Alto S.A. whereby Condominios del Alto S.A. proposed to acquire plot G, located in the City of Rosario, Province of Santa Fe, Argentina, which belongs to us, for the construction at its own expense and under its own responsibility of a housing building. As consideration for the barter over the plot, Condominios de Alto S.A. agreed to deliver: (i) fifteen housing units, with a total constructed surface of 1,504.45 square meters will represent upon completion in aggregate 14.85% of the area of housing units to be built in plot G, and (ii) fifteen garages will represent upon completion in aggregate 15% of the area of garage units to be built in the same building.

As additional consideration in our favor, Condominios del Alto S.A. will pay us U.S.$ 15,300 and guarantee its obligations: (i) Condominios del Alto S.A. granted a first degree mortgage in our favor on plot G in the amount of U.S.$ 1,100,000; (ii) established a security insurance of which we will be assigner of the insured amount of U.S$ 1,600,000, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of U.S.$ 800,000.

Finally, we granted to Condominios del Alto S.A. an option to enter into a barter agreement in relation to plot 2h, close to the transferred plot G.

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

As of November 30, 2007, our authorized capital stock consists of 782,064,214 shares of common stock, Ps. 0.1 face value per share. In addition, we have issued US$ 50.0 million of Convertible Notes. The Convertible Notes mature on July 19, 2014, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. Dollar is the lesser amount of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 782,064,214 shares as of November 30, 2007 to approximately 2,239,716,498 shares.

The common stock has one vote per share. All of the common shares are validly issued, fully paid and non assessable.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this Form 20-F forms part, and the provisions of applicable Argentine Law.

Price history of our stock

Our shares are listed and traded on the BCBA under the denomination “APSA”. The shares started to be listed on the BCBA on March 26, 1996. Each APSA ADS represents 40 shares of common stock. ADSs in custody are listed and traded on the NASDAQ under the denomination “APSA”. ADSs were first listed on the NASDAQ on November 15, 2000, and they were issued by the Bank of New York, Inc. acting as depository of the ADSs. The following chart shows, for the period indicated, the maximum and minimum closing listed prices of our shares on the BCBA for a face value of Ps 0.10 and on the Nasdaq.

	Buenos Aires Stock Exchange		NASDAQ
	Ps. per Share		US$ per ADS
	High	Low	High	Low
Fiscal Year 2003
Annual	0.489	0.234	5.69	2.03

Fiscal Year 2004
Annual	0.619	0.299	7.26	3.05

Fiscal Year 2005
1st Quarter	0.855	0.546	11.09	6.07
2nd Quarter	0.727	0.590	9.71	6.88
3rd Quarter	0.678	0.546	9.13	6.76
4th Quarter	0.693	0.609	8.82	7.17
Annual	0.855	0.546	11.09	6.07

Fiscal Year 2006
1st Quarter	0.697	0.618	8.53	6.95
2nd Quarter	0.672	0.539	8.33	7.02
3rd Quarter	0.742	0.667	9.14	7.08
4th Quarter	0.946	0.781	11.94	8.91
Annual	0.946	0.539	11.94	6.95

Fiscal Year 2007
1st Quarter	1.125	0.886	13.90	11.49
2nd Quarter	1.622	0.995	20.90	12.63
3rd Quarter	1.582	1.344	20.56	15.21
4th Quarter	1.630	1.000	22.00	13.30
June 2007	1.622	1.443	20.76	17.32
July 2007	1.582	1.433	20.56	17.11
August 2007	1.463	1.364	19.00	15.54
September 2007	1.393	1.344	17.93	15.21
October 2007	1.543	1.373	18.52	16.61
November 2007	1.500	1.300	17.70	15.40
December 2007 (through December 18, 2007)	1.255	1.230	15.999	15.999

Source: Bloomberg

Due to the aggregate ownership of approximately 92.0% as of June 30, 2007 by our two principal shareholders, the liquidity of our shares is restricted and may cause our stock not to be traded daily.

B. Plan of Distribution

This section is not applicable.

C. Markets

Comisión Nacional de Valores

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. Pension funds and insurance companies are regulated by separate government agencies. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and of investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information,” and “transparency,” have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer,” increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comisión Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comisión Nacional de Valores may be listed on the Buenos Aires Stock Exchange . This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer’s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange .

Securities Exchanges in Argentina

There are 10 securities exchanges in Argentina, of which the principal exchange for the Argentine securities market is the Buenos Aires Stock Exchange , which handles approximately 99% of all equity trading in the country.

Buenos Aires Stock Exchange

The Buenos Aires Stock Exchange is a complex, non-profit and self-regulated organization. Various markets require different self-organizations of brokers within the Buenos Aires Stock Exchange , which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores S.A. (“MERVAL”).

The securities that may be listed on the Buenos Aires Stock Exchange are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Buenos Aires Stock Exchange is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the Comisión Nacional de Valores. Furthermore, the Buenos Aires Stock Exchange works very closely with the Comisión Nacional de Valores in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Buenos Aires Stock Exchange for simultaneous processing.

MERVAL

The MERVAL is a corporation whose 133 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the Buenos Aires Stock Exchange . Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business trading day of the year. Trading on the Buenos Aires Stock Exchange is also conducted through a Sistema Integrado de Negociación Asistida por Computación (“SINAC”). SINAC is a computer trading system that permits trading in debt securities and equity securities. SINAC is accessed by brokers directly from workstations located at their offices. Currently, all transactions relating to listed notes and listed government securities can be effected through SINAC.

Over the Counter Market

The Electronic Open Market (Mercado Abierto Electrónico or “MAE”) is an exchange organized under the laws of Argentina, which operates as a self-regulatory organization under the supervision of the Comisión Nacional de Valores.

The MAE works as an electronic environment to process Over The Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

The MAE has 90 brokers/dealers members, which include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be the MAE’s brokers/dealers.

Securities to be traded must be registered with the pertinent supervising authorities and may be traded in the Mercado Abierto Electrónico, in other exchanges or in both of them concurrently.

Securities Central Depositary

Caja de Valores S.A. is a corporation organized under the laws of Argentina, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the Comisión Nacional de Valores.

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of December 31,		As of June 30,
	2004	2005	2006	2007
Market capitalization (Ps. billion)	689.9	771.3	1,229.3	1,335.91
Average daily trading volume (Ps. million)	52.6	74.6	61.4	69.9
Number of listed companies	107	104	106	107

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange , in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange .

As of June 30, 2007, approximately 107 companies had equity securities listed on the Buenos Aires Stock Exchange . As of June 30, 2007, approximately 9.63% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of ten national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 77% increase in 2002, a 104% increase in 2003, a 28% increase in 2004, a 13% increase in 2005, a 34% increase in 2006 and a 5% increase for the six month period ended June 30, 2007. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15- minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 – minute successive suspension periods.

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

Amendment to the by-laws.

On the shareholders’ meeting held on October 25, 2007, our shareholders decided to amend the following sections of the by-laws: (i) Section Twelve in order to adapt the performance bonds granted by directors to current rules and regulations, and (ii) Section Fifteen in order to incorporate the possibility of holding remote board meetings pursuant the provisions of section 65 of Decree 677/01. Such amendment is attached here to as Exhibit 1.2.

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

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
Rule 4350(b)(1)(A) - Distribution of Annual and Interim Reports.	In lieu of the requirements of Rule 4350(b)(1)(A), we follow Argentine law, which requires that companies make public an annual report in Spanish, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires within 42 calendar days of the end of each fiscal quarter. The Bolsa de Comercio de Buenos Aires publishes the annual reports and interim reports in the BCBA bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the Securities and Exchange Commission (the “SEC”). We also post the English language translation of our annual reports and quarterly press releases on its website. Furthermore, under the terms of the Deposit Agreement, dated November 10, 2000, among us, The Bank of New York, as depositary, and owners of ADS issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of their annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
Rule 4350(c)(1) - Majority of Independent Directors.	In lieu of the requirements of Rule 4350(c)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as the Company must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

Rule 4350(c)(2) - Executive Sessions of the Board of Directors.	In lieu of the requirements of Rule 4350(c)(2),we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the Board of Directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics) which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its by-laws.

Rule 4350(c)(3) - Compensation of Officers.	In lieu of the requirements of Rule 4350(c)(3), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the Company.

Rule 4350(c)(4) - Nomination of Directors.	In lieu of the requirements of Rule 4350(c)(4), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
Rule 4350(d)(1) - Audit Committee Charter.	In lieu of the requirements of Rule 4350(d)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee’s charter.

Rule 4350(d)(2) - Audit Committee Composition.	Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, the Company has a three member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, Although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named designated a financial expert in accordance with the relevant SEC rules on the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience. In addition, the Company has a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

Rule 4350(f) - Quorum.	In lieu of the requirements of Rule 4350(f), the Company follows Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when the Company is not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
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

•

future operations in regulated markets, options or forwards transactions and any other type of derivatives entered into and cancelled in Argentina and settled in local currency are not subject to any restriction, provided, however, that: (i) such operations do not contemplate any payment or transfer obligation of a resident to a foreign country; (ii) any inflow of foreign currency into the local exchange market for the purposes of such an operation by a non resident who is party to such a transaction is subject to a non-transferable deposit denominated in U.S. Dollars for an amount equal to 30% of the relevant transaction for a period of 365 days in accordance to such further conditions as indicated below (the “Non- Transferable Deposit”); and (iii) transfer of foreign currency abroad by a non resident derived from such transactions involving an aggregate monthly amount exceeding US$ 5,000 shall also be previously authorized by the Central Bank.

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

•

transfers abroad for the payment of indebtedness of private entities (comprising both financial and non-financial institutions) and government owned entities; provided that they fulfill certain regulatory requirements–among others–such as (i) a sworn statement affirming the fulfillment of Communication “A” 3602 informative requirements; (ii) the possession of documents which evidence the genuineness of the operation being cancelled, i.e., the entry into the country of the finance proceed and/or its use to cancel the financial or commercial debt, etc.; (iii) the amounts to be transferred have been adjusted, as the case may be, in accordance to Decree 214/02 as amended; and (iv) the fact that the inflows have remained in the country for the legal minimum term (180 days until May 26, 2005 or 365 days for funds entered into after that date) has been verified;

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

In that sense, non-financial assets include:

(i) investments recorded in the category “PP&E” of the financial statements (Notice 42303);

(ii) “intangible assets related to mine cost” and/or “research, prospection and exploration expenses” (Notice 42884);

(iii) “acquisition of rights to use” that had been recorded for accounting purposes in the category “intangible assets” of the company’s financial statements ( Notice 44670); and

(iv) investments in assets that are comparable to intellectual property rights, which are commercialized through the assignment of rights to use and should be recorded for accounting purposes in the category “intangible assets” of the company’s financial statements (Notice 46394).

This exemption automatically expires when the reported use is modified. In that case, the deposit established in item 6 of Communication “A” 4359 must be made within 10 business days of such event.

Communications “A” 4554 and “A” 4711, both dated September 24, 2007, established certain requirements and terms to file the documentation evidencing the correct classification of the transaction under the above mentioned exemption.

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

Conclusion:

While the foreign exchange market system in Argentina has become increasingly flexible under recent regulations, Decree No. 616/05 severely deters short term inflows of foreign currency which are presumed to be of a speculative nature. Such determination on the part of the government is associated also to another short term economic policy goal and combined measures aimed at pegging or reasonably adjusting the U.S. dollar value around Ps. 3.10 per U.S. dollar. We cannot assess whether these policies will be maintained in the longer run and how changes made therein may affect the economy and our business perspectives. Furthermore, we cannot predict how changes in the evolution of the world economy and commodity prices which constitutes an important part of Argentina’s exports may influence exchange rates and control policies. Moreover, failure of the government to comply with financial commitments with the IMF or failure to reach an agreement with said institution may have an impact on the foreign exchange system. No assurance can be made as to the extent to which all such factors may lead to future restrictions that might further tighten foreign exchange controls or otherwise change the current foreign exchange system.

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

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares or ADS will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

•	have held ADS or shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

•	you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADS or shares.

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

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the ADSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina and (iv) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

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

Taxation of Capital Gains

Due to certain amendments made to the Argentine Income Tax Law, it is not entirely clear whether certain amendments concerning payment of income tax on capital gains arising from the sale, exchange or other disposition of shares are in effect or not. Although Opinion No. 351 of the National Treasury General Attorney Office clarified the legal status of certain matters affecting the tax treatment of capital gains certain issues still remain unclear.
Resident individuals

Under what we believe to be a reasonable interpretation of existing applicable tax laws and regulations: (i) income derived from the sale, exchange or other disposition of shares or ADSs by resident individuals who do not sell or dispose of Argentine shares on a regular basis would not be subject to Argentine income tax, and (ii) although there still exists uncertainty regarding this issue, income derived from the sale, exchange or other disposition of shares or ADSs by resident individuals who sell or disposes of Argentine shares on a regular basis should be exempt from Argentine income tax.

Foreign beneficiaries

Capital gains obtained by non residents or foreign entities from the sale, exchange or other disposition of shares or ADSs are exempt from income tax. Pursuant to a reasonable interpretation of existing applicable laws and regulations, and although the matter is not completely free from doubt, such treatment should also apply to those foreign beneficiaries that qualify as “offshore entities” for Argentine tax law purposes, when the shares are not listed in Argentina or in other jurisdictions. For this purpose, an offshore entity is any foreign legal entity which pursuant to its by-laws or to the applicable regulatory framework: (i) its principal activity is to invest outside the jurisdiction of its incorporation and/or (ii) cannot perform in such jurisdiction certain transactions.

Local entities

Capital gains obtained by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to income tax at the rate of 35%.

Losses arising from the sale, exchange or other disposition of shares and ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF SHARES AND ADSs.

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

Minimum Presumed Income Tax (Impuesto a la Ganancia Mínima Presunta, IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, shares and ADSs issued by entities subject to such tax are exempt from paying the IGMP.

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of shares and ADSs, and/or the collection of dividends at an average rate of 3%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving shares and/or the collection of dividends and revaluations is exempt from this tax.

There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries.

Stamp Tax

The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain territorial jurisdiction or outside a certain territorial jurisdiction but with effects in such jurisdiction.

In the City of Buenos Aires, the stamp tax has been repealed for all those acts that do not imply an onerous conveyance of real property or the lease of real property. However, most provincial tax authorities maintain this tax in effect for all acts in general; therefore, the instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the shares or ADSs, executed in other jurisdictions, or with effects in those jurisdictions, could be deemed to be subject to this tax.

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

The tax law and its regulations provide several exemptions to this tax. For example, it does not apply to entities recognised as exempt from income tax, to debits and credits relating to salaries, to retirement and pension emoluments credited directly by banking means and withdrawals made in connection with such credits, to credits in checking accounts originating from bank loans, and to transfers of cheques by endorsement.

The general rate of the tax is 0.6%. An increased rate of 1.2% applies in cases in which there has been a substitution for the use of a checking account.

Pursuant to Argentine Regulatory Decree 380/2001, as amended, 34% of the tax paid on credits levied at the 0.6% rate and 17% of the tax paid on transactions levied at the 12% tax rate can be used, to its exhaustion, as a credit against income tax, tax on minimum notional income and/or the special contribution on cooperatives capital.

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the shares or ADS’s in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

The City of Buenos Aires imposes a special contribution to the Lawyers’ Social Security System (“CASSABA Contribution”), in addition to the court tax of 3.0%. The CASSABA Contribution will be equal to 3.0% of the amount of the court tax imposed as a result of the claim.

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

Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and interest rates. We are exposed to market risk in the areas of interest rates and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory or credit risks are not included in the following assessment of our market risks.

Interest Rate Risk

Our exposure to market risk associated with changes in interest rate risk is limited to the exposure related to our current investments and floating rate debt.

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any institution. Our investment portfolio primarily consists of money market, mutual funds and short term deposits. As of June 30, 2007 we had cash and cash equivalents of Ps. 485.5 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term, medium-term and long-term debt used to maintain liquidity and fund for our business operations.

Our medium and long term debts are the following:

•	Convertible Note

•	Series I and Series II notes

•	Standard Bank Loan

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

Based on the analysis performed, neither of criteria 1, 2 or 3 above are met. Accordingly, the change of the debt instrument has not been accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively. As of June 30, 2007 the fair market value in pesos equivalent of Convertible Note was Ps. 2.118 million. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end. Because of convertion condition is deep in the money Convertible Note fair value is almost not sensitive to interest rate movements.

On May 11, 2007, Alto Palermo issued two new series of notes in an aggregate principal amount of US$170 million. Series I consists of US$120 million of notes due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year, commencing on November 11, 2007. The Series I notes mature in a single installment on May 11, 2017. As of June 30, 2007 the fair market value in pesos equivalent of Series I was Ps. 375 million (includes accrued interest).

As a mesure of sensitivity, an upward shift of 100 Bps in general interest level would implie a dicrease of 6% in Series I fair market value. Also, rise of 1% in Pesos / dollars exchange rate increases our interest expenses in Ps. 0,3 million annually.

Series II consists of Ps.154 million (equivalent to US$50 million) of notes which mature in seven, equal and consecutive semi-annual installments commencing on June 11, 2009, and which accrue interest at 11% per annum, payable on June 11 and December 11 of each year commencing on December 11, 2007. As of June 30, 2007 the fair market value of Series II was Ps. 156 million (includes accrued interest).

As a mesure of sensitivity, an upward shift of 100 Bps in general interest level would implie a dicrease of 2% in Series II fair market value.

On November 24, 2006 Standard Bank S.A. granted us a Ps. 40.0 million loan accruing a monthly fixed interest rate of 11.9%. The loan was cancelled in one installment of Ps. 40.0 million plus a fee of 0.4% (Ps. 0.16 million) on November 26, 2007.

Our current debt expenses are not sensitive to changes in the general level of interest rates because they are determinated by fixed interest rates.

For our debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates.

	June 30, 2007 Expected Maturity Date (U.S.$ Equivalent in million)
Significant liabilities	FY2008	FY2009	FY2010	FY2011 to FY2016	FY2017	Total	Fair Value(4)
Fixed Rate Debt (US$). Principal Payment (1)				47.23		47.23	684.81
Average interest rate	10%	10%	10%	10%		10%
Fixed Rate Debt (US$). Principal Payment (2)					120	120	121.31
Average interest rate	7.875%	7.875%	7.875%	7.875%	7.875%	7.875%
Fixed Rate Debt (Pesos). Principal Payment (2) (3)		7.11	14.23	28.46		49.80	50.56
Average interest rate (3)	11%	11%	11%	11%
Standard Bank Loan (Pesos). Principal Payments (3)	3.65					3.65	3.65
Average interest rate (3)	11.9%

(1)	It corresponds to Convertible Note.
(2)	It corresponds to the series I Note due 2017.
(3)	Peso-denominated loans were converted to U.S. Dollar at an exchange rate of Ps. 3.093 per U.S. Dollar.
(4)	It includes accrued interest.

As a matter of policy, from time to time, we use derivative instruments only to minimize our financing costs. However, there can be no assurance that such risks would be managed in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for trading or speculative purposes.

During the year ended June 30, 2007 the Company celebrated seven NDF (non Deliverable Forward),

two of them were settled before June 30, 2007 producing a gain of Ps. 55,000 (US$ 17,7821). As of June 30, 2007 we had a short position in NDF of US$25 million with an average price of 3.086 Ps. per US$ and an average tenor of 37.2 days.

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

Both Convertible Notes (due 2014) and serie I Note due 2017 are denominated in US Dollars. Currently all of our revenues are derived from our operations in Argentina and foreign exchange volatility will probably affect our Peso-denominated revenues, making it more burdensome for us to pay our U.S. Dollar-denominated debt.

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

[1]	Converted to U.S. Dollar at an exchange rate of Ps. 3.093 per U.S. Dollar

ITEM 12.	Description of Securities Other than Equity Securities

This item is not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

ITEM 15.

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2007. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2007.

B. Management’s Annual Report on Internal Control Over Financial Reporting

The management of Alto Palermo S.A. (APSA) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2007, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report on internal control over financial reporting was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report on internal control over financial reporting in this annual report.

D. Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 20 F, the company has implemented a new ERP software. The Company’s internal control over financial reporting has been adopted accordingly, for the change in our accounting system. After carrying out an evaluation under the supervision and with the participation of our management, of the effectiveness of the design and operation of our disclosure controls and procedures, the Company concludes that our disclosure controls and procedures were effective.

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

On November 7, 2007, our board of directors officially appointed Leonardo Fernández, Abraham Perelman and Enrique Antonini, all of them whom are independent members, as members of the audit committee in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1). Although all of them have large corporate experience, as of the date of this annual report, the Board of Directors have not named a financial expert in accordance with the relevant SEC rules. Argentine law does not require companies to identify or designate a financial expert. As such, the Board of Directors have not designated a financial expert on the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience.

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

C. Principal Accountant Fees and Services

Audit Fees

During fiscal years ended June 30, 2007 and 2006, we were billed for a total amount of Ps. 0.9 million and Ps. 0.5 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During fiscal years ended June 30, 2007 and 2006, we were billed for a total amount of Ps. 0.4 million and Ps. 0.04 million, respectively, for professional services rendered by our principal accountants related to the performance of the audit or review of our financial statements, not included in the Audit Fees category, such as internal control reviews.

Tax Fees

During both fiscal years ended June 30, 2007 and 2006, we were billed for a total amount of Ps. 0.03 million each year for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal year ended June 30, 2007, we were billed for a total amount of Ps. 4,500 for other professional services rendered by our principal accountants, mainly including fees related to previsional advice. During fiscal year ended June 30, 2006, we were not billed for such services.

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

E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2005, 2006 and 2007.

PART III

ITEM 17.	Financial Statements

Our Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-74.

ITEM 19.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2	English translation of the amendment to the bylaws.

2.1*	Form of Deposit Agreement among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP

2.4*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of the Company’s 14.875% Notes due 2005.

2.5	Indenture dated May 11, 2007, between the Company as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco

Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

4.1**	Agreement for the exchange of Corporate Service between the Company, IRSA and Cresud dated June 30, 2004.

4.2	English translation of the Amendment to the Agreement for the exchange of Corporate Service between the Company, IRSA and Cresud dated August 23, 2007.

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982)
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File No. 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALTO PALERMO S.A. (APSA)
/s/ Alejandro G. Elsztain
Alejandro G. Elsztain Chief Executive Officer

Date: December 27, 2007

Alto Palermo S.A. (APSA)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Alto Palermo S.A. (APSA)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

PRICE WATERHOUSE & Co. S.R.L.

By	(Partner)
Andrés Suarez

Buenos Aires, Argentina

August 31, 2007, except for Notes 18 and 19,

as to which the date is December 17, 2007

Alto Palermo S.A. (APSA)

Consolidated Balance Sheets

as of June 30, 2007 and 2006

(In Argentine Pesos, except as otherwise indicated)

	2007		2006
ASSETS
Current Assets
Cash and banks (Notes 4.a and 20.f)	Ps.	31,829,851	Ps.	38,222,036
Other investments, net (Notes 4.b and 20.f)		485,408,600		32,250,484
Accounts receivable, net (Note 4.d and 20.f)		151,098,736		104,312,709
Other receivables and prepaid expenses, net (Notes 4.e and 20.f)		52,215,741		30,929,095
Inventory, net (Notes 4.f and 20.e)		7,292,187		7,989,246

Total current assets		727,845,115		213,703,570

Non-Current Assets
Accounts receivable, net (Note 4.d and 20.f)		41,967,948		32,539,707
Other receivables and prepaid expenses, net (Note 4.e and 20.f)		32,130,923		13,254,535
Fixed assets, net (Note 20.a)		1,168,027,197		912,795,140
Investments (Note 4.c)		—		129,474
Other investments, net (Note 4.b and 20.f)		125,504,382		167,842,865
Intangible assets, net (Note 20.b)		1,713,927		3,222,276

Subtotal		1,369,344,377		1,129,783,997

(Negative goodwill) / Goodwill (Note 20.c)		(3,478,942)		11,557,921

Total non-current assets		1,365,865,435		1,141,341,918

Total Assets	Ps.	2,093,710,550	Ps.	1,355,045,488

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.g and 20.f)	Ps.	179,489,405	Ps.	101,949,564
Short-term debt (Notes 4.h and 20.f)		77,210,054		90,816,638
Salaries and social security payable (Note 4.i)		19,598,757		10,885,364
Taxes payable (Note 4.j)		44,714,889		23,761,968
Customer advances (Notes 4.k and 20.f)		58,548,037		48,052,765
Related parties (Notes 6 and 20.f)		6,657,550		6,383,668
Dividends payable		926,400		—
Other liabilities (Note 4.l and 20.f)		15,463,188		11,200,163

Total debts		402,608,280		293,050,130

Provisions (Notes 4.m and 20.d)		733,400		506,714

Total current liabilities		403,341,680		293,556,844

Non-Current Liabilities
Trade accounts payable (Notes 4.g and 20.f)		20,804		1,010,150
Long-term debt (Notes 4.h and 20.f)		678,751,885		145,853,844
Taxes payable (Note 4.j)		27,660,854		13,707,025
Customer advances (Note 4.k)		65,725,449		41,535,275
Related parties (Notes 6 and 20.f)		—		925,800
Other liabilities (Note 4.l and 20.f)		10,433,503		10,959,031

Total debts		782,592,495		213,991,125

Provisions (Notes 4.m and 20.d)		12,441,286		10,667,309

Total non-current liabilities		795,033,781		224,658,434

Total Liabilities		1,198,375,461		518,215,278

Minority interest		71,427,862		29,989,705

SHAREHOLDERS’ EQUITY		823,907,227		806,840,505

Total Liabilities and Shareholders’ Equity	Ps.	2,093,710,550	Ps.	1,355,045,488

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Income for the years ended June 30, 2007, 2006 and 2005

(In Argentine Pesos, except as otherwise indicated)

	2007		2006		2005
Revenues	Ps.	483,231,154	Ps.	361,355,913	Ps.	230,157,321
Costs (Note 20.e)		(168,306,568)		(139,065,376)		(92,510,366)

Gross profit		314,924,586		222,290,537		137,646,955

Selling expenses (Note 20.g).		(84,311,995)		(46,905,328)		(24,774,356)
Administrative expenses (Note 20.g)		(79,872,872)		(52,773,070)		(31,875,300)
Net income from retained interest in securitized receivables (Note 11)		3,253,789		2,625,001		423,508
Gain from recognition of inventories at net realizable value		545,400		3,497,632		—

Operating income		154,538,908		128,734,772		81,420,807

Loss on equity investees		(678,569)		(678,881)		(706,619)
Amortization of goodwill (Note 20.c)		(4,366,356)		(4,739,675)		(4,826,798)
Financial results, net (Note 7)		(19,466,411)		(15,633,866)		2,411,200
Other expenses, net (Note 8)		(3,347,466)		(9,761,768)		(7,381,960)

Income before taxes and minority interest		126,680,106		97,920,582		70,916,630

Income tax expense (Note 14)		(56,252,932)		(48,457,137)		(33,615,874)
Minority interest		(6,370,610)		(4,784,413)		(4,045,356)

Net income	Ps.	64,056,564	Ps.	44,679,032	Ps.	33,255,400

Earnings per share (Note 13):
Basic net income per common share	Ps.	0.08	Ps.	0.06	Ps.	0.04
Diluted net income per common share	Ps.	0.03	Ps.	0.03	Ps.	0.02

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2007, 2006 and 2005

(In Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.b.)		Additional paid-in-capital		Total		Appraisal revaluation (Note 3.f.)		Reserve for new developments (Note 5.d)		Legal reserve (Note 5.c.)		Accumulated retained earnings		Shareholders’ equity
Balances as of June 30, 2004	Ps.	72,768,225	Ps.	84,620,909	Ps.	522,805,043	Ps.	680,194,177	Ps.	3,952,571	Ps.	—	Ps	8,050,591	Ps.	78,176,359	Ps.	770,373,698

Conversion of debt into common stock		5,274,138		—		—		5,274,138		—		—		—		—		5,274,138
Increase in legal reserve		—		—		—		—		—		—		941,877		(941,877)		—
Cash dividends		—		—		—		—		—		—		—		(17,895,663)		(17,895,663)
Net income for the year		—		—		—		—		—		—		—		33,255,400		33,255,400

Balances as of June 30, 2005	Ps.	78,042,363	Ps.	84,620,909	Ps.	522,805,043	Ps.	685,468,315	Ps.	3,952,571	Ps.	—	Ps.	8,992,468	Ps.	92,594,219	Ps.	791,007,573

Conversion of debt into common stock		153,900		—		—		153,900		—		—		—		—		153,900
Increase in legal reserve		—		—		—		—		—		—		1,662,770		(1,662,770)		—
Cash dividends		—		—		—		—		—		—		—		(29,000,000)		(29,000,000)
Net income for the year		—		—		—		—		—		—		—		44,679,032		44,679,032

Balances as of June 30, 2006	Ps.	78,196,263	Ps.	84,620,909	Ps.	522,805,043	Ps.	685,622,215	Ps.	3,952,571	Ps.	—	Ps.	10,655,238	Ps.	106,610,481	Ps.	806,840,505

Conversion of debt into common stock		10,158		—		—		10,158		—		—		—		—		10,158
Increase in legal reserve		—		—		—		—		—		—		2,233,952		(2,233,952)		—
Cash dividends		—		—		—		—		—		—		—		(47,000,000)		(47,000,000)
Transfer of retained earnings to reserve for new developments (Note 5.d)		—		—		—		—		—		57,376,529		—		(57,376,529)		—
Net income for the year		—		—		—		—		—		—		—		64,056,564		64,056,564

Balances as of June 30, 2007	Ps.	78,206,421	Ps.	84,620,909	Ps.	522,805,043	Ps.	685,632,373	Ps.	3,952,571	Ps.	57,376,529	Ps.	12,889,190	Ps.	64,056,564	Ps.	823,907,227

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2007, 2006 and 2005

(In Argentine Pesos, except as otherwise indicated)

	2007		2006		2005
Cash flows from operating activities:
Net income for the year	Ps.	64,056,564	Ps.	44,679,032	Ps.	33,255,400
Adjustments to reconcile net income to cash flows from operating activities:
Financial results		(4,216,937)		11,186,017		(4,273,908)
Depreciation and amortization		74,607,645		68,573,879		63,433,541
Impairment losses		—		395,599		—
Reversal of impairment losses		(2,273,181)		(9,894,355)		(13,093,117)
Loss from sale of fixed assets		—		70,512		—
Holding gain of non current assets		1,532,512		—		—
Provision for contingencies		3,340,844		1,201,459		2,022,504
Allowance for doubtful accounts		24,006,543		10,897,356		2,883,259
Loss on fire damages (net of insurance recoveries)		(1,773,131)		5,787,577		—
Unreimbursed expenses		298,491		1,743,141		—
Gain on repurchase of debt		—		—		(1,640,411)
Loss on equity investees		678,569		678,881		706,619
Other provisions		13,956,000		10,302,706		8,972,414
Easement income		—		(2,427,718)		—
Gain from recognition of inventories at net realizable value		(545,400)		(3,497,632)		—
Net loss in credit card trust		9,597,117		882,782		1,047,546
Minority interest		6,370,610		4,784,413		4,045,356
Income tax		56,252,932		48,457,137		33,615,874
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable		(69,770,120)		(78,447,914)		(46,410,340)
Increase in other receivables and prepaid expenses		(49,377,747)		(5,964,490)		(11,972,767)
Increase in intangible assets		—		(50,000)		(2,023,118)
Decrease (increase) in inventory		(188,856)		18,066,785		(111,108)
Increase in trade accounts payable		73,606,530		51,054,057		15,265,076
Increase in customer advances		17,268,324		14,017,132		25,367,124
Decrease in taxes payable		(40,165,780)		(16,387,507)		(6,693,227)
Increase in salaries and social security payable		8,430,139		2,441,425		2,497,217
(Decrease) increase in provision for contingencies		(180,526)		(2,666,057)		347,348
Decrease in other liabilities		(10,252,788)		(10,120,650)		(7,089,728)
Increase in due to related parties		(6,555)		2,611,646		2,100,558
Increase (decrease) in accrued interest		4,459,719		2,290,873		(7,151,518)

Net cash provided by operating activities		179,711,518		170,666,086		95,100,594

Cash flows from investing activities:
Acquisition of fixed assets		(95,756,516)		(30,261,398)		(50,607,966)
Guarantee deposit		9,111,000		(8,610,000)		—
Share’s purchase advances		(1,108,239)		—
Insurance recoveries from fire damage in Alto Avellaneda		592,610		—		—
Acquisition of minority interest		—		(163,952)		—
Acquisition of undeveloped parcels of land		(577,908)		(61,312,261)		(680,941)
Loans granted to third parties		—		(375,000)		—
Net proceeds from sales of fixed assets		—		484,800		—
Payment for acquisition of Empalme / PAMSA transaction, net of cash acquired		(44,429,476)		—		(4,163,271)
Increase in investments		(52,014,079)		(23,785,702)		(6,024,728)

Net cash used in investing activities		(184,182,608)		(124,023,513)		(61,476,906)

Cash flows from financing activities:
Proceeds from short-term and long-term debt		176,707,659		38,426,054		83,667,000
Payments of short-term bank loans		(152,142,359)		—		—
Cash proceeds from the issuance of Notes, net of expenses		519,471,041		—		—
Payment of short-term and long-term debt		(37,105,350)		(41,954,440)		(126,368,358)
Payment of loans granted by related parties		(918,300)		(765,000)		(6,925,340)
Proceeds from settlement of swap agreement		—		—		15,840,364
Dividends paid by subsidiaries to minority shareholders		(584,492)		(39,000)		(523,678)
Payment to ERSA’s minority shareholders for reduction of common stock		—		(1,470,178)		—
Payment of seller financing of Empalme		(10,131,054)		—		—
Payment of seller financing of Shopping Neuquen S.A.		(9,250,600)		—		—
Payment of seller financing of Mendoza Plaza Shopping S.A.		(5,483,731)		(5,149,834)		—
Payment of cash dividends		(47,000,000)		(29,000,000)		(17,895,663)

Net cash provided by (used in) financing activities		433,562,814		(39,952,398)		(52,205,675)

Increase (decrease) in cash and cash equivalents		429,091,724		6,690,175		(18,581,987)
Cash and cash equivalents as of the beginning of the year		56,404,655		49,714,480		68,296,467

Cash and cash equivalents as of the end of the year	Ps.	485,496,379	Ps.	56,404,655	Ps.	49,714,480

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2007, 2006 and 2005 (continued)

(In Argentine Pesos, except as otherwise indicated)

	2007		2006		2005
Supplemental cash flow information
Cash paid during the year for:
Interest	Ps.	33,406,785	Ps.	24,680,120	Ps.	30,790,090
Income tax		11,798,439		11,094,593		1,417,966
Non-cash investing and financing activities:
Liquidation of interest in credit card receivables		8,873,125		10,364,005		3,348,278
Increase in inventory through a decrease in other investments		—		3,827,433		—
Retained interest in credit card receivables		—		3,555,119		13,976,125
Increase in Trust debt securities through a decrease in credit card receivable		—		1,524,325		222,860
Increase in fixed assets through an increase in other receivables and prepaid expenses		—		348,521		—
Conversion of Convertible Notes into common shares		10,158		153,900		5,274,138
Increase in other receivables through a decrease in fixed assets		—		71,092		—
Increase in other receivables and prepaid expenses through a decrease in intangible assets		—		11,800		—
Increase in fixed assets through a decrease in other investments		59,912,260		8,097		—
Increase in other investments through a decrease in fixed assets		—		—		3,882,712
Increase in fixed assets through an increase in trade accounts payable		—		—		925,610
Increase in intangible assets through a decrease in fixed assets		—		—		1,555,070
Increase in other investments through a decrease in intangible assets		—		—		18,332
Increase in financial bank loans trough a decrease in provisions		2,614,228		—		—
Increase in issuance expenses of Notes through a decrease in accounts payable		1,691,034		—		—
Increase in fixed assets through a decrease in other receivables and prepaid expenses		—		—		103,318
Increase in fixed assets through a decrease in equity investments		—		—		596,076

	2007		2006		2005
Acquisition of Empalme / PAMSA transaction (Note 2.h.):
Cash and cash equivalents acquired		29,416,401		—		1,238,417
Fair value of non-cash assets acquired		165,461,384		—		85,674,963
Fair value of other assets acquired		—		—		11,902,483
Fair value of liabilities assumed		(46,445,797)		—		(67,516,352)

Net assets acquired	Ps.	148,431,988	Ps.	—	Ps.	31,299,511
Minority interest		(36,029,344)		—		(16,310,400)

Purchase price	Ps.	112,402,644	Ps.	—	Ps.	14,989,111
Negative goodwill		(10,035,616)		—		—
Seller financing		(28,521,151)		—		(9,587,423)

Purchase price paid		73,845,877		—		5,401,688
Cash and cash equivalents acquired		(29,416,401)		—		(1,238,417)

Net cash paid for the acquisition	Ps.	44,429,476	Ps.	—	Ps.	4,163,271

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements

(In Argentine Pesos, except as otherwise indicated)

1.	Organization and description of business

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)), an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) are primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2007, the Company’s direct and indirect principal shareholders are IRSA (62.5%) and Parque Arauco (29.6%). The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

Since recommencing operations, the Company has continued to grow through a series of acquisitions and developments. As of June 30, 2007, the Company owns a majority interest in, and operates, a portfolio of ten shopping centers in Argentina, of which five are located in the City of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in Greater Buenos Aires (Alto Avellaneda) and the other four are located in the cities of Rosario (Alto Rosario), Mendoza (Mendoza Plaza Shopping), Salta (Alto Noa) and Córdoba (Córdoba Shopping Villa Cabrera). (See Note 2.h for details). The Company also constructs residential apartment buildings for sale.

Through Tarshop S.A. (“Tarshop”), a majority-owned subsidiary of the Company, the Company originates credit card accounts, which makes it more attractive for customers to purchase goods and services from the Company’s shopping centers retail, services businesses, hypermarkets and street stores. Tarshop is a limited purpose credit card company and is not affiliated with any bank. As of June 30, 2007, “Tarshop card”, the credit card, accounted for approximately 52% of the total accounts receivable of the Company. Tarshop has ongoing securitization programs through which it transfers a portion of the Company’s credit card customer receivable balances to master trusts that issue certificates to public and private investors. See Note 11 for details.

Effective March 1, 2007, the Company discontinued selling products through its website “altocity.com”.

2.	Preparation of financial statements

a.	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively Argentine GAAP). In addition, the Company must comply with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 19 to these consolidated financial statements.

As discussed in Note 2.d., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. The application of such CNV regulations represented a departure from Argentine GAAP. However, such departure did not have a material effect on the accompanying consolidated financial statements.

In addition, in accordance with the CNV regulations, deferred income taxes have been accounted for on an undiscounted basis. The CNV resolution represented a departure from Argentine GAAP for the years ended June 30, 2006 and 2005. Such departure did not have a significant impact on these consolidated financial statements. However, as further discussed in Note 2.e. below, the CPCECABA issued revised accounting standards. One of these standards requires companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for fiscal years beginning January 1, 2006, there is no longer a difference on this subject between Argentine GAAP and the CNV regulations for the year ended June 30, 2007.

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

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (a)
	2007	2006
Emprendimiento Recoleta S.A. (ERSA)	54%	54%
Tarshop S.A. (Tarshop).	80%	80%
Shopping Neuquén S.A. .	95%	95%
Inversora del Puerto S.A.	100%	100%
Shopping Alto Palermo S.A. (SAPSA)	100%	100%
Fibesa S.A. (Fibesa)	100%	100%
Mendoza Plaza Shopping S.A. .	85%	85%
Empalme S.A.I.C.F.A. y G. (Empalme) (i)	100%	—
Panamerican Mall S.A. (PAMSA) (ii)	80%	—
E-commerce Latina S.A. (iii) .	100%	50%

(a)	Percentage of equity interest owned has been rounded.
(i)	Acquired on December 27, 2006. See Note 2.h for details. As of June 30, 2007 the amount of Ps. 32.6 million is recorded for pledged shares of Empalme.
(ii)	Formed in December 2006. See Note 2.h for details.
(iii)	The Company had a 50% ownership interest in E-commerce Latina S.A., through which the Company offered its products via internet on the altocity.com website. Effective March 1, 2007, the website was deactivated. However, E-commerce Latina S.A. started new business activities. On January, 2007, the Company acquired the remaining 50% in E-commerce Latina S.A. See Note 2.h for details. The Company gained control of E-commerce Latina S.A. through this acquisition and accordingly the results of operations of E-commerce Latina S.A. were fully consolidated as from the date.

c.	Proportionate consolidation

The Company exercises joint control over Metroshop. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, the Company accounted for this investment under the proportionate consolidation method. Accordingly, these financial statements reflect the Company’s pro rata equity interest in this investment on a line-by-line basis.

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

However, as a result of the inflationary environment in Argentina in 2002, the CPCECABA, approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements as from January 1, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be considered stated in currency as of December 31, 2001.

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

Since Argentine GAAP required companies to discontinue inflation accounting as from October 1, 2003, the application of the CNV resolution represented a departure from generally accepted accounting principles. However, due to the low level of inflation rates during the period from March to September 2003, such a departure has not had a material effect on the accompanying consolidated financial statements.

e.	Adoption by CNV of accounting standards

The CNV issued General Resolutions No. 485 and No. 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by CPCECABA through its Resolution CD 93/2005. These standards were effective for the fiscal year ended June 30, 2007.

The most significant changes included in the accounting standards adopted by the CNV relate to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting. The new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent differences. As such, the Company elected to continue treating differences as permanent. In addition, deferred income taxes should be accounted on an undiscounted basis. As of June 30, 2007, the estimated effect of treating differences as temporary will be a decrease in shareholders’ equity of approximately Ps. 141.1 million against retained earnings.

Also, under the new standards, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows from such asset is separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

f.	Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

g.	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Significant estimates include those required in the accounting for the allowance for doubtful accounts, the depreciation, amortization and impairment of long-lived assets, the provision for contingencies and income taxes. Actual results could differ from those estimates and evaluations made at the date of preparation of these financial statements.

h.	Significant acquisitions, dispositions and development of businesses

Panamerican Mall project

In June 2006, the Company acquired from an unrelated party, Philips Argentina S.A., a 28,741 square meter plot of land (the “Philips land”) located in Saavedra, a neighbourhood in the northern area of Buenos Aires, for an aggregate purchase price of US$ 17.9 million. The Company developed a project for the construction of a mall including a hypermarket, a movie theatre complex and office and/or residential buildings. For that purpose, in December 2006, the Company entered into a Construction, Management and Commercialization Agreement with an unrelated party, Centro Comercial Panamericano S.A. (“CCP”) to partner in the project. The Company incorporated PAMSA for this purpose. The Company contributed cash and the Philips land to PAMSA amounting to Ps. 158.3 million. The Company acquired from CCP an adjacent property amounting to Ps. 36.9 million through cash and 20% of the stock of PAMSA. In addition, the Company and CCP committed to make capital contributions amounting to US$ 37.8 million and US$ 9.4 million, respectively, to complete the project.

Córdoba Shopping

On December 27, 2006, the Company acquired 100% interest in the Cordoba Shopping Villa Cabrera located in Cordoba, Argentina, owned by Empalme. The property, which is located in the Villa Cabrera neighbourhood of the city of Cordoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500-vehicle parking lot. The interest was acquired for US$ 13.3 million. The Company paid US$ 7.3 million in cash and financed the remaining portion of the purchase price in three equal installments of US$ 2 million each due every six months as from December 2007. This financing accrues interest at a fixed rate of 6% per annum. Governmental approval was obtained in December 2006.

The Company’s purchase of Empalme has been accounted for following the guidance in Technical Resolution No. 18 (RT No. 18), as explained in Note 3.i. The purchase price was allocated based on the fair value of each component. However, since the sum of the individual fair values of the identifiable tangible and intangible assets exceeded the purchase price paid, negative goodwill exists. Under Argentine GAAP, when negative goodwill exists after an acquiring entity initially assigns values to all assets acquired and liabilities assumed, RT No. 18 states that the entity must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, intangible assets acquired (including above and below market leases, in-place leases and tenant relationships, as applicable), are subject to reduction. If after all of these intangible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

h.	Significant acquisitions, dispositions and development of businesses (continued)

Purchase of additional 50% of E-Commerce Latina S.A.

On January, 2007 the Company acquired the remaining 50% in E-commerce Latina S.A., through which the Company offered its products via internet on the altocity.com website. Effective March 1 2007, the website was deactivated. However, E-commerce Latina S.A. started new business activities. E-Commerce Latina S.A. restructured its business activities away from internet-based operations. Activity was not significant as of June 30, 2007.

Bid for the acquisition of Patio Olmos

In November 2006, the Company submitted a bid for the acquisition of a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Cordoba, Argentina for Ps. 32.5 million. The Company made a down payment of Ps. 9.7 million under the terms of the bidding process. The property, which is located in the City of Cordoba, is a 5,147 square meter four-story building comprising commercial space, parking lots and movie theatres. The property is subject to a 40-year concession contract granted to an unrelated party for the commercial use of the building. Pursuant to the concession granted in 1990 from the Provincial Government of Cordoba, the licensee should pay the owner of the building a monthly concession fee actually amounting to Ps. 10,052 increasing in Ps. 2,513 every 47 months. The closing of the purchase is subject to several regulatory approvals. On January 15, 2007, the Company was served notice of certain objections from the Argentine Antitrust Authority seeking to enjoin the Company from completing the bid. In addition, in January 2007, the National Commission for the Defense of Competition notified the Company of two claims filed against it. One claim was filed by an individual and the other by the actual licensee of the concession. As of the date of these financial statements, these claims are still pending resolution.

Sale of the Alcorta Plaza plot of land

On December 22, 2005, the Company subscribed a preliminary purchase contract with possession, by which the Company sold to RAGHSA S.A. the plot of land denominated Alcorta Plaza for a total price of US$ 7.7 million. On March 13, 2006 the deed title of the building was registered and a first privilege degree mortgage guarantee was established on certain functional units to be used as offices and garages of the building property of RAGHSA S.A., located in Buenos Aires. The mortgage amounted to US$ 4.4 million. The agreed terms and conditions of payment were determined in four installments of US$ 1.9 million and 7.5% annual interest on the balance. The first three installments have been collected at the date of these financial statements.

This transaction has been included in the “Others” line of the Segment information (Note 9).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

h.	Significant acquisitions, dispositions and development of businesses (continued)

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

The Company also entered into an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping, pursuant to which, among other things, Falabella has the irrevocable right to sell to the Company (put option) its ownership interest in Mendoza Plaza Shopping for a total consideration of US$ 3.0 million. The put option can be exercised until the last business day of October 2008. As of the date of issuance of these financial statements, such option has not been exercised.

On May 31, 2005 the shareholders of Mendoza Plaza Shopping approved the conversion of debt owed to the Company totaling Ps. 36.1 million into common shares. As a result of this transaction, the Company increased its ownership interest in Mendoza Plaza Shopping from 68.8% to 85.4%.

i.	Compensation plan for executive management

During fiscal year 2007, the Company has developed a special compensation plan for its key managers (the “Plan”) by means of contributions to be made by the employees and by the Company.

Such Plan is directed to key managers and aims to retain them by increasing their total compensation package, granted to those who have met certain conditions. Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee (the “Participant”), he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is up to 2.5% of their monthly salary and up to 15% of their annual bonus.

This Plan is intended to improve the compensation benefits of the key management employees who are encouraged to increase his/her compensation package by getting an extraordinary reward at the end of the Plan for those who have met certain conditions mentioned below.

The Company’s contribution will be 200% of the employees’ monthly contributions and 300% of the extraordinary employees’ contributions.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

i.	Compensation plan for executive management (continued)

The funds arising out of the Participants’ contributions are transferred to a special independent vehicle created and located in Argentina as a Investment Fund approved by the National Securities Commission (CNV). Such funds (including the rents derived thereof) are freely redeemable upon request of the participants.

Funds arising out of contributions made by the Company under the Plan are transferred to another separate and independent vehicle (e.g., a trust fund).

Participants or their assigns, as the case may by, will have access to 100% of the benefits of the Plan (that is, the Company’s contributions made on their behalf to the specially created vehicle) under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without good cause, the manager will get the amounts arising out of the Company’s contribution only if he or she has participated in the Plan for at least 5 years.

As of June 30, 2007 the Company’s contributions amounted to Ps. 0.9 million.

3.	Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these consolidated financial statements.

a.	Revenue recognition

The Company primarily derives its revenues from leases and services operations, the sale and development of properties, credit card operations and to a lesser extent, from e-commerce activities. See Note 9 for details on the Company’s business segments.

•	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. For the years ended June 30, 2007, 2006 and 2005, the majority of the tenants were charged with the Percentage Rent.

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

In September 2000, the Company completed the acquisition of the 99.99% equity interest of Fibesa. Fibesa acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa’s revenues are derived primarily from success fees paid by tenants calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

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

The Company, through its subsidiary, Tarshop, derives revenues from credit card transactions which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis, and (iv) interest income generated by financing and lending activities.

b.	Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of mutual funds, and time deposits with original maturities of less than three months at date of purchase. Mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice.

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

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of the Company’s subsidiary, Tarshop (See Note 11 for details).

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

During the years ended June 30, 2002 and 2006, the Company had recognized impairment losses amounting to Ps. 15.9 million and Ps. 0.2 million, respectively, in connection with Caballito Project and other properties. As a result of increases in their fair market values, during fiscal years 2003, 2004, 2005 and 2006 the Company partially reversed the impairment losses, recognizing a gain of Ps. 0.2 million, Ps. 5.1 million, Ps. 2.7 million and Ps 6.4 million, respectively. The impairment losses and the gains associated with the reversal of previously impairment losses have been included within “Financial results, net” in the accompanying consolidated statements of income.

d.	Investments

The Company had a 50% ownership interest in E-commerce Latina S.A. as of June 30, 2006 and 2005. As discussed in Note 2.h, on January, 2007, the Company acquired the remaining 50% in E-commerce Latina S.A. The Company gained control of E-commerce Latina S.A. through this acquisition and accordingly the results of operations of E-commerce Latina S.A. were fully consolidated as from the date.

During the year ended June 30, 2003, the Company had recognized an impairment loss related to the equity investment in Mendoza Plaza Shopping amounting to Ps. 7.5 million. During fiscal years 2004 and 2005, the Company reversed Ps. 0.3 million and Ps. 6.6 million, respectively, of this impairment loss as a result of increases in their recoverable values. The impairment charge has been included within “Gain (loss) on equity investees” in the accompanying consolidated statements of income. The impairment reversal recognized in 2005 has been included within “Financial results, net” in the accompanying consolidated statements of income due to the consolidation of Mendoza Plaza Shopping as from October 1, 2004.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

e.	Inventory

Properties acquired for purposes of its development and subsequent sale are classified as inventory. Inventory is stated at cost adjusted for inflation as described in Note 2.d less accumulated impairment charges, except in certain circumstances as described further below. The cost of inventory is comprised of all direct contract costs, such as land, materials and construction fees associated with development properties, as well as capitalized interest when applicable. No interest cost was capitalized in inventory during the years ended June 30, 2007, 2006 and 2005 since there were no developments during these periods. Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected.

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

During the year ended June 30, 2002, the Company recognized an impairment loss amounting to Ps. 2.2 million in connection with the Alcorta Plaza plot of land. As a result of increases in the fair market value, such impairment losses were subsequently reversed during fiscal years 2003, 2004 and 2005, recognizing gains of Ps. 0.1 million, Ps. 1.6 million and Ps. 0.5 million, respectively. Alcorta Plaza was sold in March 2006. See Note 2.h for details.

In addition, an impairment charge of Ps. 0.2 million was recognized in 2006 in connection with Torres de Abasto. During the year ended June 30, 2007, the Company partially reversed such impairment recognizing a gain of Ps. 0.1 million.

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

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life (years)
- Properties:
Shopping centers	Between 16 and 34
Other	Between 16 and 50
- Leasehold improvements	3
- Facilities	10
- Furniture and fixtures	Between 3 and 10
- Vehicles	5
- Computer equipment	3
- Software	3
- Other	10

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

f.	Fixed assets, net (continued)

The Company capitalizes interest on real estate development projects. The Company capitalized interest costs amount to Ps. 7.1 million and Ps. 2.1 million during the years ended June 30, 2007 and 2005, respectively.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

During the years ended June 30, 2002 and 2003, the Company had recognized impairment losses amounting to Ps. 44.7 million and Ps. 5.2 million, respectively, in connection with Alto Avellaneda, Alto Noa, Abasto, Shopping Neuquén, Alto Rosario and other properties. As a result of increases in their fair market values, during fiscal years 2003, 2004, 2005, 2006 and 2007, the Company partially reversed the impairment losses, recognizing a gain of Ps. 15.4 million, Ps. 20.2 million, Ps. 3.3 million, Ps. 3.5 million and Ps. 2.2 million, respectively. The impairment losses and the gains associated with the reversal of previously recognized impairments have been included within “Financial results, net” in the accompanying consolidated statements of income. In addition, amortization related to the impairment charges amounted to Ps. 2.9 million, Ps. 1.6 million, Ps. 0.6 million and Ps. 0.3 million during the years ended June 30, 2003, 2004, 2005 and 2006 respectively.

g.	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2007, 2006 and 2005 were Ps. 6.3 million, Ps. 2.4 million and Ps. 0.4 million, respectively. These costs are being amortized on a straight-line basis over 3 years.

h.	Intangible assets, net

Intangible assets are stated at cost, adjusted for inflation (as described in Note 2.d), less accumulated amortization.

(i)	Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

(ii)	Preoperating expenses

Represent primarily expenses incurred relating to pre-opening activities of certain shopping centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

i.	Negative goodwill and goodwill

Goodwill represents the difference between the purchase price paid and the fair market value of net assets acquired, adjusted for inflation as mentioned in Note 2.d, goodwill is amortized by the straight-line method over a term not exceeding 10 years. Goodwill was generated by Tarshop, E-Commerce S.A., Fibesa and ERSA acquisitions.

When the sum of the individual fair values of the identifiable tangible and intangible assets exceeds the purchase price paid, negative goodwill exists. Under Argentine GAAP, when negative goodwill exists after an acquiring entity initially assigns values to all assets acquired and liabilities assumed, RT No. 18 states that the entity must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, intangible assets acquired (including above and below market leases, in-place leases and tenant relationships, as applicable), are subject to reduction. If after all of these intangible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired. Negative goodwill was generated by the Empalme acquisition.

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

In accordance with CNV regulations, deferred tax assets and liabilities have not been discounted. Since Argentine GAAP required (for the Company’s fiscal years ended June 30, 2006 and 2005) the accounting for deferred tax assets and liabilities on a discounted basis, the application of the CNV resolution represented a departure from Argentine GAAP until the Company’s fiscal year ended June 30, 2006. However, such a departure did not have a significant effect on the 2006 and 2005 consolidated financial statements. As from July 1, 2006, there is no such difference between CNV regulations and Argentine GAAP, as discussed in Note 2.e.

l.	Minimum Presumed Income Tax (MPIT)

The Company and its subsidiaries are subject to the Minimum Presumed Income Tax Law (“Impuesto a la Ganancia Mínima Presunta” or “MPIT”). The MPIT is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over MPIT occurring within the subsequent ten years. In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated MPIT charge within “Other receivables and prepaid expenses, net”, as appropriate, in the accompanying consolidated balance sheet.

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

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to launch new shopping centers. Advertising and promotion expenses net of recovery collective promotion fund were approximately Ps. 27.8 million, Ps. 16.5 million and Ps. 9.2 million for the years ended June 30, 2007, 2006, and 2005, respectively.

Advertising and promotion expenses to launch new shopping centers are capitalized as preoperating expenses, within intangible assets.

p.	Deferred debt costs

Deferred debt costs consist of fees and costs incurred to issue the Non-Convertible Notes. These fees and costs are shown as a deduction of the corresponding liability in Note 4.h. These costs and fees are being amortized over the term of the respective Series I and II Non-Convertible Notes, applying effective interest method. Deferred debt costs totaled Ps. 5.8 million, net of accumulated amortization at June 30, 2007.

q.	Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected discounted cash flows, from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

Under Argentine GAAP, the impairment loss is recorded in the income statement against a liability account. This liability account is a contra account to fixed assets, which means that it is presented on the balance sheet as a direct reduction from the book value of the fixed assets to arrive at the fixed asset’s carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

r.	Impairment of inventories and undeveloped parcels of land

The Company periodically evaluates the carrying value of its inventories and undeveloped parcels of land for impairment. Such evaluation is performed by comparing the respective carrying values against market values determined on the basis of comparable property values. As discussed in note 3.q., if there are increases in the fair market value of the assets previously impaired, assets are restored and reversals are shown in financial results, net.

s.	Vacation expenses

Vacation expenses are fully accrued in the year the employee renders services to earn such vacation.

t.	Derivative financial instruments

As part of its risk management strategy, the Company may use derivative financial instruments. The Company does not engage in trading or other speculative use of these financial instruments and does not utilize financial instruments to hedge anticipated transactions. The Company applies Technical Resolution No. 20 (“RT No. 20”), “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT No. 20 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT No. 20 prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change. RT No. 20 requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. During the years ended June 30, 2007 and 2006, the Company did not have any derivative activity.

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

Deferred debt costs consist of fees and costs incurred to issue the Non-Convertible Notes. These fees and costs are shown as a deduction of the corresponding liability in Note 4.h. These costs and fees are being amortized over the term of the respective Series I and II Non-Convertible Notes, which approximates the effective interest method. Deferred debt costs totaled Ps. 5.8 million, net of accumulated amortization at June 30, 2007.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

x.	Other receivables and liabilities

MPIT credits have been measured based on the best estimate of the amount receivable discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to the balance sheet. The remaining other receivables and liabilities have been valued at their nominal value plus interest, if any.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions

a.	Cash and banks:

	As of June 30,
	2007		2006
Cash in local currency	Ps.	2,819,359	Ps.	1,896,305
Cash in foreign currency (Note 20.f)		310,513		2,164,853
Bank accounts in local currency		13,382,258		6,205,496
Bank accounts in foreign currency (Note 20.f)		12,268,479		26,311,435
Bank interest-bearing account		3,049,242		1,643,947

	Ps.	31,829,851	Ps.	38,222,036

b. Other investments, net:

	As of June 30,
	2007		2006
Current
Time deposits		5,024,231		4,201,818
Mutual funds	Ps.	448,642,297	Ps.	13,980,801
Retained interests in securitized receivables (i) (ii)		22,103,730		10,318,797
NOBACS bonds (ii)		6,158,500		602,640
Mortgage bonds issued by Banco Hipotecario S.A. (ii) (Note 6)		1,661,969		2,170,258
Garantizar S.G.R. (ii).		1,380,420		—
TDFs (ii)		—		324,325
Other government bonds (ii)		437,453		651,845

	Ps.	485,408,600	Ps.	32,250,484

	As of June 30,
	2007		2006
Non-current
Undeveloped parcels of land
-Caballito plot of land (iii)	Ps.	36,680,754	Ps.	36,622,004
-Torres Rosario		16,110,481		16,079,162
-Air Space Supermercado Coto – Agüero 616		13,143,445		13,143,445
-General Paz plot of land (iv)		—		59,837,466
-Other real estate		2,778,468		2,347,423
Retained interests in securitized receivables (i)		55,682,995		37,814,171
Share’s purchase advances		1,108,239		—
TDFs.		—		752,114
Others		—		1,247,080

	Ps.	125,504,382	Ps.	167,842,865

(i)	As part of its credit card securitization programs, the Company transfers credit card receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 11 for details).
(ii)	Not considered as cash equivalents for purposes of the consolidated statements of cash flows.
(iii)	Encumbered in relation with a tax claim from the Federal Administration of Public Revenues (“AFIP”).
(iv)	Transferred to fixed assets.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

c.	Investments:

	As of June 30,
	2007		2006
Non-current
E-Commerce Latina S.A. (i) (Note 6) p	Ps.	—	Ps.	129,474

	Ps.	—	Ps.	129,474

(i)	The Company had a 50% ownership interest in E-commerce Latina S.A. as of June 30, 2006 and 2005. As discussed in Note 2.h, on January, 2007, the Company acquired the remaining 50% in E-commerce Latina S.A. The Company gained control of E-commerce Latina S.A. through this acquisition and accordingly the results of operations of E-commerce Latina S.A. were fully consolidated as from the date.

d.	Accounts receivable, net:

	As of June 30,
	2007		2006
Current
Credit card receivable	Ps.	86,333,343	Ps.	58,315,941
Checks to be deposited		31,626,070		26,154,553
Leases and services receivable		40,568,938		22,152,659
Debtors under legal proceedings		21,567,616		22,635,986
Pass-through expenses receivable (i)		15,342,081		10,013,772
Receivable from the sale of Alcorta Plaza land (iii)		6,008,654		5,863,550
Notes receivable		2,599,610		2,230,951
Mortgages receivable (ii)		467,107		380,490
Less:
Allowance for doubtful accounts (Note 20.d)		(53,414,683)		(43,435,193)

	Ps.	151,098,736	Ps.	104,312,709

Non-current
Credit card receivable – Tarjeta Shopping	Ps.	42,531,777	Ps.	21,076,452
Receivable from the sale of Alcorta Plaza land		—		11,991,670
Mortgages receivable (ii)		413,658		578,155
Leases and services receivable		36,270		—
Notes receivable		940,788		226,248
Less:
Allowance for doubtful accounts (Note 20.d)		(1,954,545)		(1,332,818)

	Ps.	41,967,948	Ps.	32,539,707

(i)	Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.
(ii)	Mortgages receivable consist of fixed-rate mortgage receivables from several borrowers. At June 30, 2007 the amount due from the largest individual borrower was Ps. 73,445 at a contractual interest rate of 14%. (See Note 19.II.r).
(iii)	As of June 30, 2007, relates to one pending installment of US$ 1.9 million accruing interest at a rate of 7.5% per annum.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

e.	Other receivables and prepaid expenses, net:

	As of June, 30
	2007		2006
Current
Related parties (Note 6)	Ps.	14,277,423	Ps.	6,716,890
Guarantee deposits (i)		306,357		9,381,584
Receivables from trust guarantee funds (ii)		2,925,726		1,099,855
Prepaid expenses		12,883,270		4,271,499
MPIT		3,734,988		3,171,734
Prepaid services		5,327,165		2,139,765
Other tax credits		1,448,873		1,691,759
Prepaid gross revenue tax		963,185		766,949
Income tax credits, net		212,010		839,624
Other prepaid taxes		445,031		401,901
Valued added tax (VAT)		7,444,500		—
Gross revenue tax, receivable		1,158,026		—
Others		1,089,187		447,535

	Ps.	52,215,741	Ps.	30,929,095

	As of June, 30
	2007		2006
Non-Current
Receivables from trust guarantee funds (ii)		18,975,778		5,369,883
Guarantee deposits	Ps.	503,571	Ps.	274,097
Deferred income tax (Note 14)		10,730,404		5,917,757
Mortgages receivable (iii)		2,208,275		2,208,275
Allowance for doubtful mortgage receivable (Note 20.d)		(2,208,275)		(2,208,275)
MPIT		399,445		266,113
Prepaid gross revenue tax		1,149,495		882,620
Other taxes, receivable		139,398		208,440
Others		232,832		335,625

	Ps.	32,130,923	Ps.	13,254,535

(i)	As of June 30, 2007 includes restricted deposits amounting to Ps. 0.1 million related mainly to labor claims. As of June 30, 2006, the balance mainly relates to a guarantee deposit held by Deutsche Bank in favor of the owner of an undeveloped land, Argentimo S.A. amounting to US$ 3 million. The deposit was part of an agreement between the Company, Argentimo and a developer, Constructora San José S.A., pursuant to which the Company acquired a parcel of land to build a commercial center and/or office buildings. The guarantee deposit was released on December 26, 2006.
(ii)	The accounts receivable financial trusts as credit protection for investors include the contingency funds of financial trust that as of June 30, 2007 amounted to Ps. 11.9 million. They are restricted availability credits until settlement in accordance with the respective prospectuses.
(iii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

f.	Inventory, net

	As of June 30,
	2007		2006
Current
Torres de Rosario (i)	Ps.	6,337,953	Ps.	7,325,065
Torres de Abasto (ii)		621,628		312,000
Resale merchandise		332,606		340,707
Others		—		11,474

	Ps.	7,292,187	Ps.	7,989,246

(i)	Valued at net realizable value. See Note 4.k.ii) for details.
(ii)	Net of impairment allowance. See Note 20.d) for details.

g.	Trade accounts payable:

	As of June 30,
	2007		2006
Current
Suppliers (i)	Ps.	154,615,086	Ps.	89,923,116
Accruals		23,399,481		10,348,668
Foreign suppliers		1,009,975		1,023,961
Others		464,863		653,819

	Ps.	179,489,405	Ps.	101,949,564

Non-current
Foreign suppliers	Ps.	20,804	Ps.	1,010,150

	Ps.	20,804	Ps.	1,010,150

(i)	As of June 30, 2007 and 2006, includes accounts payable to merchants for credit card operations of Ps. 152.1 million and Ps. 85.9 million, respectively

h.	Short-term and long-term debt:

Short-term debt consists of the following:

	As of June 30,
	2007		2006
Syndicated loan including accrued interest (i)		—		25,581,973
Deutsche Bank Trust Company Americas including accrued interest (ii)		—		9,601,200
Uncollateralized loans including accrued interest (iii) (vii)		51,025,585		34,512,703
Accrued interest on Notes (iv) (Note 6)		12,896,019		6,588,951
Interest payable to credit card trust		1,108,691		1,489,767
Seller financing for acquisitions including accrued interest (v)		12,381,279		12,843,639
Mortgage loans (vi)		105,754		41,791
Deferred debt costs (Note 3.p)		(1,016,499)		—
Others		709,225		156,614

	Ps.	77,210,054	Ps.	90,816,638

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

h.	Short-term and long-term debt (continued)

Long-term debt consists of the following:

	As of June 30,
	2007		2006
Convertible Notes (iv)	Ps.	146,076,000	Ps.	145,755,576
Non-Convertible Notes (iv)		525,180,000		—
Uncollateralized loans (vii)		5,597,357		—
Deferred debt costs (Note 3.p)		(4,823,494)		—
Seller financing for acquisitions including accrued interest (v) (Note 2.h)		6,186,000		—
Others		536,022		98,268

	Ps.	678,751,885	Ps.	145,853,844

(i)	As of June 30, 2006, related to a Ps. 50 million syndicated loan granted by two financial institutions. This loan was amortized in four six-month equal and consecutive installments beginning October 5, 2005. The syndicated loan accrued interest at a 7.875% fixed rate during the first year and at a variable rate (Encuesta) plus 3% during the second year. The loan included various restrictive covenants, which among other things required the Company to maintain certain financial ratios. Proceeds from this loan were used to repay the outstanding liabilities for Ps. 48.4 million. The loan was fully paid on April 9, 2007.
(ii)	As of June 30, 2006, related to a US$ 11.0 million loan granted by Deutsche Bank S.A. This loan accrued interest at LIBOR plus 3.25%. The loan was fully paid on August 1, 2006.
(iii)	Generally, the Company’s short-term borrowings are in the form of overdraft facilities and/or bank loans with original maturities of less than one year. The weighted average interest rates on short-term debt were 10.1% and 9.5% as of June 30, 2007 and 2006, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes. The Company had unused lines of credit under the short-term bank lines of Ps. 381.4 million at June 30, 2007.
(iv)	See Note 15, for details of the issuance of Convertible and Non-Convertible Notes.
(v)	As of June 30, 2007 represents seller financing for the acquisition of Empalme. This amount accrues 6% nominal annual interest payable in three installments of US$ 2.0 million each, due on December, 2007; June, 2008 and December, 2008. As of June 30, 2006 the balances were primarily comprised of (a) Ps. 3.3 million of principal plus Ps. 3 million of CER-indexing and Ps. 1.2 million of accrued interest relating to the seller financing obtained in the acquisition of Shopping Neuquén, which accrued interest at six-month LIBOR (4.99% as of June 30, 2006), and (b) Ps. 5.4 million relating to the seller financing obtained in the acquisition of Mendoza Plaza Shopping (including imputed interest).
(vi)	Related to a debt from Shopping Neuquén S.A. which is guaranteed by a mortgage over the plot of land.
(vii)	The banking and financial loans accounts include a loan from Banco de la Ciudad de Buenos Aires to Tarshop for Ps. 5.0 million, which is secured by Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XII, XIV, XVI and XVIII. Additionally, Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping Series XXI, XXIII, XXV and XXVI for Ps. 11.7 million were granted as a pledge to the Standard Bank (formerly Bank Boston N.A.) as guarantee.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

i.	Salaries and social security payable:

	As of June 30,
	2007		2006
Provision for vacation and bonuses	Ps.	14,820,470	Ps.	8,289,725
Social security payable		3,468,431		2,232,366
Salaries payable		643,815		85,770
Others		666,041		277,503

	Ps.	19,598,757	Ps.	10,885,364

j.	Taxes payable:

	As of June 30,
	2007		2006
Current
Income tax, net	Ps.	26,214,599	Ps.	13,182,274
VAT payable, net		9,465,250		5,378,086
Other tax withholdings		3,918,065		2,524,548
Gross revenue tax payable		2,162,088		954,062
Provision for tax on personal assets of shareholders		274,939		268,494
Gross revenue tax withholdings		502,190		353,864
Asset tax payable, net		643,533		248,286
Gross revenue tax accrued		176,714		175,907
Property tax payable		—		407
Tax amnesty plan for gross revenue tax payable		181,761		166,173
Others		1,175,750		509,867

	Ps.	44,714,889	Ps.	23,761,968

Non-current
Deferred income tax (Note 14)	Ps.	26,177,713	Ps.	11,690,310
Tax amnesty plan for gross revenue tax payable		1,483,141		1,664,902
Gross revenue tax accrued		—		351,813

	Ps.	27,660,854	Ps.	13,707,025

k.	Customer advances:

	As of June 30,
	2007	2006
Current
Admission rights	Ps.29,939,070	Ps.23,659,140
Lease advances (i)	24,605,928	19,710,934
Advance for the sale of Torres Rosario plot of land (ii)	2,510,520	2,365,800
Guarantee deposits	1,492,519	2,316,891

	Ps.58,548,037	Ps.48,052,765

Non-current
Admission rights	Ps.35,531,056	Ps.29,802,684
Lease advances (i)	30,194,393	11,679,327
Guarantee deposits	—	53,264

	Ps.65,725,449	Ps.41,535,275

(i)	Lease advances include current and non-current balances of Ps. 1.2 million and Ps. 3.7 million as of June 30, 2007, respectively, and Ps. 1.2 million and Ps. 5.0 million as of June 30, 2006, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the movie theater complexes at the Abasto and Alto Noa Shopping Centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2007 the six-month LIBOR was 5.38688%. Based on the agreement between the Company and Hoyts, the Company settles the advances by offsetting them against lease expense owed by Hoyts for the spaces it rents. As mentioned in Note 17, as of June 30, 2007 includes Ps. 16.3 million related to advances received from NAI International II, Inc. for the construction of a movie theater complex and a portion of parking facilities in the Cordoba Shopping.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

k.	Customer advances (continued):

(ii)	As of both June 30, 2007 and 2006, represents a payment received from Villa Hermosa S.A. in connection with a preliminary sale contract for a plot of land that is currently an integral part of the property located in Rosario (Torres de Rosario), on which the Company plans to build a residential building. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A.

l.	Other liabilities:

	As of June 30,
	2007		2006
Current
Accrual for directors’ fees (Note 6)	Ps.	10,547,301	Ps.	8,117,840
Fees advanced to directors (Note 6)		(954,771)		(315,134)
Provision for donations committed (Note 6)		4,363,470		2,500,000
Contributed leasehold improvements (i)		525,525		525,525
Withholdings and guarantee deposits		220,264		237,161
Others		761,399		134,771

	Ps.	15,463,188	Ps.	11,200,163

Non-current
Contributed leasehold improvements (i)	Ps.	10,421,404	Ps.	10,946,931
Directors’ guarantee deposits (Note 6)		12,000		12,000
Others		99		100

	Ps.	10,433,503	Ps.	10,959,031

(i)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. The Company has recorded the improvements as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2007 and 2006.

m.	Provisions:

	As of June 30,
	2007		2006
Current
Provision for contingencies (i) (Note 20.d)	Ps.	733,400	Ps.	506,714

	Ps.	733,400	Ps.	506,714

Non-current
Provision for contingencies (i) (ii) (Note 20.d)	Ps.	12,441,286	Ps.	10,667,309

	Ps.	12,441,286	Ps.	10,667,309

(i)	This reserve primarily relates to tax, labor and other miscellaneous matters. In addition, this balance includes Ps. 0.7 million for the claims related to Shopping Neuquén S.A. as further explained in (ii) below. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

m.	Provisions (continued)

(ii)	The Company’s subsidiary, Shopping Neuquén S.A.’s sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where the Company intends to develop a commercial project including the construction of a shopping center, a hypermarket, a hotel and residential buildings. In June 2001, Shopping Neuquén requested the Neuquén Municipality the extension of original deadlines for the completion of the project and the authorization to sell to third parties certain parcels of the acquired plot. The Municipal Government of Neuquén had originally rejected the request and had declared that the purchase of the plot was void. Accordingly, in January 2003, Shopping Neuquén requested an injunction measure and submitted all pertinent documents sustaining the reasons underlying the delay of the project. Shopping Neuquén also requested permission to submit a new schedule considering the economic situation of the country after the 2002 crisis. Since this new request had also been rejected by the Municipal Government, Shopping Neuquén filed an action before the Supreme Court of Neuquén seeking to declare all municipal decrees and resolutions against the Company null and void. In December 2004, Shopping Neuquén was served notice by the Supreme Court of Neuquén of the rejection of the Company’s action against the Municipal Government. Accordingly, Shopping Neuquén filed a petition seeking the case be brought before the National Supreme Court. This petition has not been resolved yet.

In December 2006, Shopping Neuquén signed an agreement of understanding (the “Agreement”) with the Municipality of Neuquén and the Provincial Government pursuant to which the rescheduling of the project’s deadline as well as the sale of parcels to third parties was authorized and accepted. The Municipal Government of Neuquén enacted the ordinance on January 12, 2007. The Agreement provides for the submission of a new urban project and updated environmental studies within 120 days as from the date of the Agreement. The new project and studies were submitted by Shopping Neuquén on March 28, 2007. The Agreement establishes that Shopping Neuquén should submit all construction plans within a 150-day period after approval of the project plan by the Municipal Government. On May 10, 2007, the Municipal Government requested further explanations and delivered comments and recommendations on the project’s plan. On July 17, 2007, the Company answered the Municipal Government’s requests and is currently waiting for the Municipal Government’s decision over the feasibility of the project. When the construction plans are approved and registered with the Municipal Government, construction has to begin within a 90-day as from the registration date. The first stage of the project should comprise the construction of 21,000 square meter of the shopping center plus 10,000 square meter of the hypermarket, both to be completed within 22 months as from the commencement of construction. Should the Company default on the Agreement’s obligations, the Agreement is declared null and void regardless of any potential actions brought against the Company by the Municipal and Provincial Governments.

Pursuant to the Agreement, on December 13, 2006, Shopping Neuquén subscribed a pre-purchase agreement with an unrelated party, P.Y.E. S.A., to sell 4,332 square meter parcel of land of the plot, for US$ 0.2 million. The sale is conditioned to the purchaser to construct a hotel building on the land. The transaction is also subject to suspensive clauses, such as the municipal approval of the entire project as described in the preceding paragraph.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Shareholders’ equity

a.	Common stock

As of June 30, 2007, the Company had 782.1 million authorized and outstanding shares of common stock, having a par value of Ps. 0.10 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. During fiscal years 2005, 2006 and 2007, certain holders of the Convertible Notes exercised their conversion rights and, as a result, the Company issued 52.7 million, 1.5 million and 0.1 million shares of common stock, respectively.

b.	Inflation adjustment of common stock

As discussed in Note 2.d., the Company’s consolidated financial statements were prepared on the basis of general price-level accounting which reflects changes in the purchase price of the peso in the historical financial statements through February 28, 2003. The inflation adjustment related to common stock was appropriated to an inflation adjustment reserve that forms part of shareholders’ equity. According to CNV Rules, the balance of the inflation adjustment reserve may be applied only towards the issuance of common stock to shareholders of the Company.

c.	Restrictions on distribution of profits (Legal reserve)

In accordance with the Argentine Corporations Law and the Company’s by-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

d.	Reserve for new developments

Pursuant to a resolution of the Inspección General de Justicia, companies should indicate the intended use of the accumulated retained earnings balance of the year. Accordingly, a special reserve labeled as “Reserve for New Developments” is created. The accumulated retained earnings balance is transferred to this equity account. This reclassification has no impact on the total shareholders equity of the Company.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of Transaction / caption	(Expense) income included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
			2007		2006		2005		2007		2006
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	Ps.	—	Ps.	—	Ps.	—	Ps.	2,849,470	Ps. 479,243
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties		(10,024,582)		(15,972,539)		(6,909,676)		—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties		—		—		—		(1,391,606)	(267,760)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt (i)		—		—		—		(4,356,976)	(4,427,618)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt (i)		—		—		—		(98,166,444)	(97,944,277)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses		1,544,955		305,997		89,517		—	—
IRSA Inversiones y Representaciones Sociedad Anónima.	Shareholder	Shared services - Salaries and bonuses		(504,769)		(26,143)		(69,219)		—	—
IRSA Inversiones y Representaciones Sociedad Anónima.	Shareholder	Interest income from related parties		—		—		2,774		—	—
Parque Arauco S.A.	Shareholder	Short-term debt		—		—		—		(2,124,029)	(2,158,468)
Parque Arauco S.A.	Shareholder	Long-term debt		—		—		—		(47,856,232)	(47,747,925)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties		(4,887,002)		(7,786,627)		(4,035,186)		—	—
Other shareholders	Shareholder	Other expenses, net - Tax on personal assets of shareholders		(556,587)		(572,263)		(1,663,051)		—	—

	SUBSIDIARIES AND EQUITY INVESTEES

E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) since 01.01.07	Other current receivables		—		—		—		—	24,666
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) since 01.01.07	Administration fees		3,000		6,000		6,000		—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) since 01.01.07	Equity loss from related companies		(678,569)		(678,881)		(626,684)		—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) since 01.01.07	Equity Investment		—		—		—		—	129,474
Empalme	Subsidiary of Alto Palermo S.A. (APSA) since 12.27.06	Interest income from related parties		47,860		—		—		—	—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses		—		—		—		—	596,240
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties		—		—		—		—	(470,511)
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Administration fees		10,500		42,000		42,000		—	—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Interest income from related parties		61,916		15,185		—		—	—
Mendoza Plaza Shopping S.A.	Equity investee until September 2004	Related parties results		—		—		(79,935)		—	—

	OTHER RELATED PARTIES

Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables		—		—		—		2,717	40
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(160,014)	(132,254)
Inversora Bolívar S.A.	Subsidiaries of IRSA Inversiones y Representaciones Sociedad Anónima	Leases		(576,987)		(407,533)		(394,538)		—	—
Dalor S.A.	Related company of a minority shareholder of Tarshop	Current payable with related parties		—		—		—		—	(100,137)
Dalor S.A.	Related company of a minority shareholder of Tarshop	Accrued interest		—		—		(36,655)		—	—
Leon Halac	Tarshop Sshareholder (minority interest)	Current payable with related parties		—		—		—		—	(771,212)
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—		1,883,805	827,692
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(918,967)	(1,377,090)
Cresud S.A.C.I.F. y A	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses		2,120,752		607,262		222,871		—	—
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services – Salaries and bonuses		(242,764)		—		—		—	—
Nuevas Fronteras S.A	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—		(3,123)	(291)
Nuevas Fronteras S.A	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—		3,106	—
Estudio Zang, Bergel y Viñes (legal advisor)	Shareholders of law firm are directors and/or shareholders of the Company	Current payable with related parties		—		—		—		(208,530)	(179,284)
Estudio Zang, Bergel y Viñes (legal advisor)	Shareholders of law firm are directors and/or shareholders of the Company	Fees for legal services		(1,586,494)		(724,271)		(503,034)		—	—
Metroshop S.A.	Equity investee of Tarshop	Other current receivables and prepaid expenses		—		—		—		8,320,183	4,057,462
Metroshop S.A.	Equity investee of Tarshop	Current payable with related parties		—		—		—		(2,226,369)	(1,241,926)
Metronec S.A.	Metroshop S.A. shareholder	Current payable with related parties		—		—		—		(728,906)	(854,543)
Loans to personnel	Employees	Other current receivables and prepaid expenses		—		—		—		768,765	556,552
Personnel	Employees	Interest income from related parties		48,065		—		—		—	—
Personnel	Employees	Interest and exchange differences with related parties		(4)		—		—		—	—
Personnel	Employees	Current payable with related parties		—		—		—		(4,609)	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables		—		—		—		268,174	164,175
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties		—		—		—		(959,196)	(988,660)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Balances and transactions with related parties (continued)

Company	Relation	Description of Transaction / caption	(Expense) income included in the statement of income for the year ended June 30,			Balance receivable (payable) as of June 30,
			2007	2006	2005	2007	2006
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Non current payable with related parties	—	—	—	—	(925,800)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interest and exchange differences with related parties	(79,910)	(305,026)	(78,837)	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Leases and services	1,587,692	1,333,433	1,114,617	—	—
Directors	Directors	Short-term debt	—	—	—	(1,373)	(1,010)
Directors	Directors	Long-term debt	—	—	—	(30,930)	(41,031)
Directors	Directors	Interest and exchange differences with related parties	(3,159)	(6,692)	(15,870)	—	—
Directors and management	Directors and management	Other current receivables	—	—	—	5,450	820
Directors	Directors	Other current liabilities	—	—	—	(9,592,530)	(7,802,706)
Directors	Directors	Other non current liabilities	—	—	—	(12,000)	(12,000)
Directors	Directors	Directors’ fees	(11,751,793)	(8,883,474)	(8,950,771)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities - Donations payable	—	—	—	(2,300,000)	(2,500,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	3,951	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other expenses, net - Donations	(2,300,000)	(2,549,506)	(4,012,457)	—	—
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	—	16
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	—	1,661,969	2,170,258
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	102,522	—
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(55,800)	—
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	57,138	5,816
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	—	(995)	(1,855)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	—	(22,394)	(22,343)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(2,274)	(3,642)	(1,815)	—	—
Owners Consortium of Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	1,408	—
Consultores Assets Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	3,422	—
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	—	5,301	—
Cactus S.A	Subsidiary of Cresud S.A.	Current payable with related parties	—	—	—	(64)	—
Futuros y Opciones.com S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	—	1,059	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(366)	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties	—	—	2,554	—	—
Canteras Natal Crespo	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	952	4,168

(i)	As discussed in Note 15, in August 2002 the Company issued US$ 50 million of Convertible Notes, of which US$ 30 million were purchased by IRSA, the principal shareholder of the Company. In addition, during the years ended June 30, 2004 and 2005 IRSA acquired US$ 1 million and US$ 2 million of Convertible Notes, respectively. Also, during the year ended June 30, 2005 IRSA exercised its conversion rights and converted US$ 1.3 million of Convertible Notes. As a result, at June 30, 2007 and 2006 IRSA holds US$ 31.7 million of the Company’s Convertible Notes, respectively. For details of the issuance, see Note 15.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Balances and transactions with related parties (continued)

The following is a summary of the expenses and services recovered with related parties:

Company	Relation	Description of transaction	Sale of goods and/or services for the year ended June 30,			Purchase of goods and/or services for the year ended June 30,
			2007	2006	2005	2007	2006	2005
IRSA Inversiones y representaciones Sociedad Anónima	Shareholder	Expenses and Services recovery	3,126,034	1,915,596	506,571	1,986,058	696,044	1,355,687
IRSA Inversiones y representaciones Sociedad Anónima	Shareholder	Interest	—	—	2,774	—	—	385,437
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	497	—	141	—	—	—
		Interest	—	—	2,554	—	—	—
Canteras Natal Crespo SA	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	2,189	996	—	—	—	—
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Expenses recovery	789	4,246	—	—	—	—
Cactus S.A.	Subsidiary of Cresud S.A.	Expenses recovery	4,573	250	16	—	—	—
Consultores Asset Management S.A	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	3,860	1,998	200	—	—	—
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	1,164	—	—	—	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses and Services recovery	3,276,365	1,782,707	519,555	1,096,466	497,717	294,905
Tarshop S.A.	Subsidiary	Expenses and Services recovery	—	—	—	1,092,939	471,366	197,059
E-Commerce Latina S.A.	Subsidiary	Expenses and Services recovery	36,631	6,000	6,000	—	—	—
Empalme S.A.I.C.F.A. Y G.	Subsidiary	Interest	47,860	—	—	—	—	—
Empalme S.A.I.C.F.A. Y G.	Subsidiary	Expenses recovery	70,660	—	—	—	—	—
Comercializadora Los Altos S.A. (continuadora de Altocity.com S.A.)	Subsidiary of E-Commerce Latina S.A.	Expenses and Services recovery	221,509	60,534	77,693	20,435	31,726	49,530
Comercializadora Los Altos S.A. (continuadora de Altocity.com S.A.)	Subsidiary of E-Commerce Latina S.A.	Interest income from related parties	107,114	18,885	—	—	—	—
Inversora Bolivar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	1,706	874	127	—	—	—

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

Company	Relation	Description of transaction	Sale of goods and/or services for the year ended June 30,			Purchase of goods and/or services for the year ended June 30,
			2007	2006	2005	2007	2006	2005
León Halac	Tarshop S.A. shareholder (minority interest)	Expenses recovery	—	83	—	—	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	15,567	—	—	—	—	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Expenses recovery	—	578	—	—	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Expenses and Services recovery	2,570,335	2,343,184	666,306	—	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interest income from related parties	114,551	537	—	—	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	1,021	—	—	—	—	—
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses and Services recovery	271,208	—	—	—	—	—
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties	201	—	—	—	—	—
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Expenses and Services recovery	418,906	240,721	197,079	—	—	—
Loans to personnel	Employees	Interest	25,281	23,412	2,108	—	—	—
Directors	Directors	Expenses recovery	12,000	4,623	45	—	—	—

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

7.	Financial results, net

	Years ended June 30,
	2007		2006		2005
Generated by assets:
Impairment losses		—		(395,599)		—
Reversal of impairment losses	Ps.	2,273,181	Ps.	9,894,355	Ps.	13,093,117
Interest income		14,752,631		6,802,699		4,776,876
Exchange differences and holding losses		(3,787,803)		1,251,757		350,766
Interest income from related parties (Note 6)		157,841		15,185		5,328

	Ps.	13,395,850	Ps.	17,568,397	Ps.	18,226,087

Generated by liabilities:
Interest expense	Ps.	(15,937,666)	Ps.	(7,336,013)	Ps.	(12,366,004)
Gain from settlement of swap agreement (Note 12)		—		—		5,222,271
Gain on repurchase of debt		—		—		1,991,629
Exchange differences		(1,927,664)		(1,791,724)		378,601
Interest and exchange differences with related parties (Note 6)		(14,996,931)		(24,074,526)		(11,041,384)

	Ps.	(32,862,261)	Ps.	(33,202,263)	Ps.	(15,814,887)

	Ps.	(19,466,411)	Ps.	(15,633,866)	Ps.	2,411,200

8.	Other expenses, net

	Years ended June 30,
	2007		2006		2005
Donations (Note 6)	Ps.	(4,444,411)	Ps.	(2,549,506)	Ps.	(4,012,457)
Easement income (i)		—		2,427,718		—
Recovery (loss) on fire damages (net of insurance recoveries)		1,773,131		(5,787,577)		—
Unreimbursed expenses (ii)		(298,491)		(1,743,141)		—
Charges for contingencies, net		(3,016,544)		(236,945)		(1,356,740)
Tax on personal assets of shareholders (Note 6)		(556,587)		(572,263)		(1,663,051)
Gain on cancellation of liabilities		3,126,935		—		—
Other taxes		—		(872,467)		—
Others		68,501		(427,587)		(349,712)

	Ps.	(3,347,466)	Ps.	(9,761,768)	Ps.	(7,381,960)

(i)	As of June 30, 2006, the charge relates to the termination of the easement agreement with Riocruz S.C.S. On February 2, 1999, Mendoza Plaza Shopping had entered into an easement agreement with one anchor tenant, C&A, for an aggregate purchase price of US$ 2.9 million. Easement revenue was amortized to income under the straight-line method over the term of the agreement. In September 2005, Mendoza Plaza Shopping acquired from Riocruz the retail space where the C&A store was located, and consequently, the easement agreement was terminated.
(ii)	As of both June 30, 2007 and 2006, mainly belongs to expenses incurred by the Company when constructing Alto Rosario Shopping. Certain expenses were going to be borned by Coto (a hypermarket beside the shopping center). Coto rejected the expenses and the Company deemed them as not recoverable.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information

General information

The Company is required to disclose segment information in accordance with Technical Resolution No. 18 (“RT 18”) “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company has three reportable segments. These segments are “Leases and Services”, “Credit Card Operations” and “Others”. Others primarily include sales and development of properties.

A general description of each segment follows:

•	Leases and Services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit Card Operations

This segment includes revenues derived from credit card transactions that consist of commissions, financing income, results from securitized receivables operations and life and disability insurance charges to cardholders.

•	Others

This segment includes the operating results of the Company’s construction and sale of residential properties. As discussed in Note 2.h, the Company had a 50% ownership interest in E-commerce Latina S.A., through which the Company offered its products via internet on the altocity.com website. Effective March 1, 2007, the website was deactivated. However, E-commerce Latina S.A. started new business activities (see Note 2.h for details). On January, 2007, the Company acquired the remaining 50% in E-commerce Latina S.A. (See Note 2.h for details). The Company gained control of E-commerce Latina S.A. through this acquisition and accordingly the results of operations of E-commerce Latina S.A. were fully consolidated as from the date.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2007:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2007
Revenues	Ps.	271,248,380	Ps.	212,965,332	Ps.	395,507	Ps.	484,609,219	Ps	(i) (1,378,065)	Ps.	483,231,154
Costs		(90,644,235)		(77,417,344)		(1,411,386)		(169,472,965)		(i) (ii) 1,166,397		(168,306,568)

Gross profit (loss)	Ps.	180,604,145	Ps.	135,547,988	Ps.	(1,015,879)	Ps.	315,136,254	Ps.	(211,668)	Ps.	314,924,586

Selling expenses		(20,003,558)		(61,966,341)		(2,342,096)		(84,311,995)		—		(84,311,995)
Administrative expenses		(33,548,025)		(46,234,062)		(378,785)		(80,160,872)		(i) 288,000		(79,872,872)
Net income from retained interest in securitized receivables		—		3,253,789		—		3,253,789		—		3,253,789
Gain from recognition of inventories at net realizable value		—		—		545,400		545,400		—		545,400

Operating income (loss)	Ps.	127,052,562	Ps.	30,601,374	Ps.	(3,191,360)	Ps.	154,462,576	Ps.	76,332	Ps.	154,538,908

Equity loss from related companies		—		—		(678,569)		(678,569)		—		(678,569)
Amortization of goodwill		(4,366,356)		—		—		(4,366,356)		—		(4,366,356)
Financial results, net		(19,458,713)		825,313		(756,679)		(19,390,079)		(ii) (76,332)		(19.466.411)
Other (expense) income, net		(6,738,157)		3,034,256		356,435		(3,347,466)		—		(3,347,466)

Income before taxes and minority interest	Ps.	96,489,336	Ps.	34,460,943	Ps.	(4,270,173)	Ps.	126,680,106	Ps.	—	Ps.	126,680,106

Income tax (expense) income		(45,243,616)		(15,454,533)		4,445,217		(56,252,932)		—		(56,252,932)
Minority interest		(2,569,327)		(3,801,283)		—		(6,370,610)		—		(6,370,610)

Net income	Ps.	48,676,393	Ps.	15,205,127	Ps.	175,044	Ps.	64,056,564	Ps.	—	Ps.	64,056,564

Depreciation and amortization		71,130,983		2,841,691		634,971		74,607,645		—		74,607,645
Acquisitions of fixed assets		88,375,632		7,380,884		—		95,756,516		—		95,756,516
Operating assets		1,289,959,675		139,656,913		21,189,223		1,450,805,811		—		1,450,805,811
Non operating assets		524,291,349		118,598,921		14,469		642,904,739		—		642,904,739

Total Assets	Ps.	1,814,251,024	Ps.	258,255,834	Ps.	21,203,692	Ps.	2,093,710,550	Ps.	—	Ps.	2,093,710,550

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2006:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2006
Revenues	Ps.	215,894,651	Ps.	122,968,616	Ps.	23,384,250	Ps.	362,247,517	Ps	(i) (891,604)	Ps.	361,355,913
Costs		(76,634,274)		(45,532,952)		(18,497,882)		(140,665,108)		(i) (ii) 1,599,732		(139,065,376)

Gross profit	Ps.	139,260,377	Ps.	77,435,664	Ps.	4,886,368	Ps.	221,582,409	Ps.	708,128	Ps.	222,290,537

Selling expenses		(15,296,283)		(30,900,024)		(709,021)		(46,905,328)		—		(46,905,328)
Administrative expenses		(26,415,282)		(26,349,116)		(8,672)		(52,773,070)		—		(52,773,070)
Net income from retained interest in securitized receivables		—		2,625,001		—		2,625,001		—		2,625,001
Gain from recognition of inventories at net realizable value		—		—		3,497,632		3,497,632		—		3,497,632

Operating income	Ps.	97,548,812	Ps.	22,811,525	Ps.	7,666,307	Ps.	128,026,644	Ps.	708,128	Ps.	128,734,772

Equity loss from related companies		—		—		(678,881)		(678,881)		—		(678,881)
Amortization of goodwill		(4,516,101)		(223,574)		—		(4,739,675)		—		(4,739,675)
Financial results, net		(16,477,323)		106,367		1,445,218		(14,925,738)		(ii) (708,128)		(15,633,866)
Other expenses, net		(9,634,483)		(124,863)		(2,422)		(9,761,768)		—		(9,761,768)

Income before taxes and minority interest	Ps.	66,920,905	Ps.	22,569,455	Ps.	8,430,222	Ps.	97,920,582	Ps.	—	Ps.	97,920,582

Income tax expense		(34,284,744)		(8,238,421)		(5,933,972)		(48,457,137)		—		(48,457,137)
Minority interest		(1,873,491)		(2,910,922)		—		(4,784,413)		—		(4,784,413)

Net income	Ps.	30,762,670	Ps.	11,420,112	Ps.	2,496,250	Ps.	44,679,032	Ps.	—	Ps.	44,679,032

Depreciation and amortization		66,692,169		1,881,710		—		68,573,879		—		68,573,879
Acquisitions of fixed assets		26,675,136		3,586,262		—		30,261,398		—		30,261,398
Investment in equity method investee		—		—		129,474		129,474		—		129,474
Operating assets		890,806,541		74,147,989		25,838,333		990,792,863		—		990,792,863
Non operating assets		272,448,684		65,933,904		29,352,085		367,734,673		(iii) (3,482,048)		364,252,625

Total Assets	Ps.	1,163,255,225	Ps.	140,081,893	Ps.	55,190,418	Ps.	1,358,527,536	Ps.	(3,482,048)	Ps.	1,355,045,488

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)	Represents other inter-segment receivables eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2005:

	Leases and services		Credit card Operations		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2005
Revenues	Ps.	165,824,082	Ps.	64,557,977	Ps.	121,430	Ps.	230,503,489	Ps	(i) (346,168)	Ps.	230,157,321
Costs		(69,203,912)		(24,474,324)		(204,586)		(93,882,822)		(i) (ii) 1,372,456		(92,510,366)

Gross profit (loss)	Ps.	96,620,170	Ps.	40,083,653	Ps.	(83,156)	Ps.	136,620,667	Ps.	1,026,288	Ps.	137,646,955

Selling expenses		(11,027,272)		(13,496,245)		(250,839)		(24,774,356)		—		(24,774,356)
Administrative expenses		(16,948,434)		(14,890,490)		(36,376)		(31,875,300)		—		(31,875,300)
Net income from retained interest in securitized receivables		—		423,508		—		423,508		—		423,508

Operating income (loss)	Ps.	68,644,464	Ps.	12,120,426	Ps.	(370,371)	Ps.	80,394,519	Ps.	1,026,288	Ps.	81,420,807

Equity loss from related companies		(79,935)		—		(626,684)		(706,619)		—		(706,619)
Amortization of goodwill		(4,584,543)		(242,255)		—		(4,826,798)		—		(4,826,798)
Financial results, net		1,525,233		96,316		1,815,939		3,437,488		(ii) (1,026,288)		2,411,200
Other expenses (income), net		(7,383,867)		55,526		(53,619)		(7,381,960)		—		(7,381,960)

Income before taxes and minority interest	Ps.	58,121,352	Ps.	12,030,013	Ps.	765,265	Ps.	70,916,630	Ps.	—	Ps.	70,916,630

Income tax expense		(28,874,276)		(4,864,295)		122,697		(33,615,874)		—		(33,615,874)
Minority interest		(2,563,762)		(1,481,594)		—		(4,045,356)		—		(4,045,356)

Net income	Ps.	26,683,314	Ps.	5,684,124	Ps.	887,962	Ps.	33,255,400	Ps.	—	Ps.	33,255,400

Depreciation and amortization		62,260,039		1,173,502		—		63,433,541		—		63,433,541
Acquisitions of fixed assets		49,070,871		2,462,705		—		51,533,576		—		51,533,576
Investment in equity method investee		—		—		808,355		808,355		—		808,355
Operating assets		959,338,889		31,537,807		51,255,612		1,042,132,308		—		1,042,132,308
Non operating assets		167,880,436		42,889,870		1,382,121		212,152,427		(iii) (6,389,917)		205,762,510

Total Assets	Ps.	1,127,219,325	Ps.	74,427,677	Ps.	52,637,733	Ps.	1,254,284,735	Ps.	(6,389,917)	Ps.	1,247,894,818

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)	Represents other inter-segment receivables eliminated in consolidation

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10.	Additional information on assets and liabilities

The aging of main assets and liabilities as of June 30, 2007 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Other Investments (1)	Ps.	460,831,464	Ps.	5,961,625	Ps.	3,721,380	Ps.	8,701,881	Ps.	55,682,995	Ps.	—	Ps.	6,192,250	Ps.	541,091,595
Accounts receivable, net		60,103,116		16,151,890		16,865,076		12,081,214		41,967,948		45,757,096		140,344		193,066,684
Other receivables and prepaid expenses, net		30,217,332		10,286,006		3,070,866		5,345,091		20,771,865		2,621,530		12,033,974		84,346,664

	Ps.	551,151,912	Ps.	32,399,521	Ps.	23,657,322	Ps.	26,128,186	Ps.	118,422,808	Ps.	48,378,626	Ps.	18,366,568	Ps.	818,504,943

Liabilities
Trade accounts payable	Ps.	162,592,732	Ps.	11,662,067	Ps.	1,685,945	Ps.	2,226,020	Ps.	20,804	Ps.	1,322,641	Ps.	—	Ps.	179,510,209
Customer advances		21,262,774		10,759,873		10,756,265		10,755,779		65,725,449		4,956,896		56,450		124,273,486
Short-term and long-term debt		52,113,877		14,815,523		1,635,100		8,554,776		678,751,885		—		90,778		755,961,939
Related parties		6,615,700		13,950		13,950		13,950		—		—		—		6,657,550
Other liabilities (2)		36,294,554		36,534,357		3,258,398		4,615,924		11,904,545		—		39,364,499		131,972,277

	Ps.	278,879,637	Ps.	73,785,770	Ps.	17,349,658	Ps.	26,166,449	Ps.	756,402,683	Ps.	6,279,537	Ps.	39,511,727	Ps.	1,198,375,461

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments (1)	Ps.	461,924,450	Ps.	—	Ps.	23,484,150	Ps.	55,682,995	Ps.	—	Ps.	—	Ps.	541,091,595
Accounts receivable, net		—		—		6,475,761		413,658		144,622,975		41,554,290		193,066,684
Other receivables and prepaid expenses, net		780,998		—		—		—		51,434,743		32,130,923		84,346,664

	Ps.	462,705,448	Ps.	—	Ps.	29,959,911	Ps.	56,096,653	Ps.	196,057,718	Ps.	73,685,213	Ps.	818,504,943

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	1,009,975	Ps.	—	Ps.	178,479,430	Ps.	20,804	Ps.	179,510,209
Customer advances		—		—		1,220,000		3,685,684		57,328,037		62,039,765		124,273,486
Short-term and long-term debt		65,754,496		677,389,379		12,472,057		6,186,000		(1,016,499)		(4,823,494)		755,961,939
Related parties		947,562		—		—		—		5,709,988		—		6,657,550
Other liabilities (2)		181,761		1,483,142		—		—		81,254,873		49,052,501		131,972,277

	Ps.	66,883,819	Ps.	678,872,521	Ps.	14,702,032	Ps.	9,871,684	Ps.	321,755,829	Ps.	106,289,576	Ps.	1,198,375,461

(1)	Represents mutual funds, time deposits, government bonds, mortgage bonds, trust debt securities, retained interest in transferred credit card receivables and others.
(2)	Represents salaries and social security payable, taxes payable, dividends payable, other liabilities and provisions.

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

At June 30, 2007 the Company has twenty securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 751.7 million of its customer credit card receivable balances to Trusts in exchange for Ps. 642.0 million in cash proceeds, Ps. 43.3 million variable rate interest TDFs, and Ps. 66.4 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 27.5 million 10.25% fixed-rate interest TDFs, Ps. 18.2 million 11.50% fixed-rate interest TDFs, Ps. 60.5 million 12.00% fixed-rate interest TDFs, Ps. 253.4 million 12.50% fixed-rate interest TDFs and Ps. 282.4 million 13.00% fixed-rate interest TDFs. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts has established cash reserves for losses amounting to Ps. 11.9 million.

12.	Derivative financial instruments

The Company did not have any derivative activity for the years ended June 30, 2007 and 2006. In March 2001, the Company entered into an interest rate swap agreement, with a notional amount of Ps. 85 million for a four-year term, effectively converting a portion of the outstanding peso-denominated fixed-rate debt to a variable rate. Following the Argentine crisis in 2001, the swap agreement was revised for a notional amount of US$ 69.1 million. The Company deposited US$ 50 million as with the counterparty as collateral for the agreement. The Company settled the swap agreement during the year ended June 30, 2005 recognizing a net gain of Ps. 5.2 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

13.	Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2007		2006		2005
Numerator:
Net income available to common shareholders	Ps.	64,056,564	Ps.	44,679,032	Ps.	33,255,400
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		14,586,496		14,360,936		12,217,475
Foreign currency exchange loss (gain) on convertible debt		330,596		9,408,565		(2,999,252)
Income tax effects		(5,220,982)		(8,319,325)		(3,226,378)

Net income available to common shareholders plus assumed conversions	Ps.	73,752,674	Ps.	60,129,208	Ps.	39,247,245

	Year ended June 30,
	2007		2006		2005
Denominator:
Weighted-average number of shares outstanding	Ps.	782,056,978	Ps.	780,432,065	Ps.	777,017,782
Plus: incremental shares of assumed conversions:
Convertible Notes		1,457,454,043		1,363,565,610		1,365,009,110

Adjusted weighted-average number of shares	Ps.	2,239,511,021	Ps.	2,143,997,675	Ps.	2,142,026,892

Basic and diluted EPS:
Basic net income per common share	Ps.	0.08	Ps.	0.06	Ps.	0.04
Diluted net income per common share	Ps.	0.03	Ps.	0.03	Ps.	0.02

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

14.	Income taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2007, 2006 and 2005 consisted of the following:

	2007		2006		2005
Current income tax expense	Ps.	60,845,043	Ps.	41,564,638	Ps.	34,678,072
Deferred income tax expense (benefit)		(4,592,111)		6,892,499		(1,062,198)

Income tax expense	Ps.	56,252,932	Ps.	48,457,137	Ps.	33,615,874

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2007 and 2006 are presented below:

	Balances as of June 30, 2006		Changes for the year (ii)		Balances as of June 30, 2007
Deferred tax assets (liabilities):
Accounts receivable	Ps.	5,937,648	Ps.	3,820,705	Ps.	9,758,353
Other receivables and prepaid expenses		(564,231)		1,687,949		1,123,718
Inventory		(5,752,440)		3,552,189		(2,200,251)
Undeveloped parcels of land		(431,961)		431,961		—
Investments		(93,740)		(3,001,837)		(3,095,577)
Fixed assets		(9,568,455)		(16,476,803)		(26,045,258)
Intangible assets		(583,069)		436,415		(146,654)
Salaries and social security payable		100,905		117,025		217,930
Short-term and long-term debt		—		(2,043,997)		(2,043,997)
Trade accounts payable		400,092		(260,092)		140,000
Other liabilities		1,220,941		1,117,531		2,338,472
Provisions		1,332,646		771,998		2,104,644
Tax loss carryforwards (i)		2,402,208		1,697,671		4,099,879
Valuation allowance		(173,097)		(1,525,471)		(1,698,568)

Net deferred income tax liability	Ps.	(5,772,553)	Ps.	(9,674,756)	Ps.	(15,447,309)

(i)	As of June 30, 2007 the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 11.7 million, which expire at various dates through 2013.
(ii)	Includes the effect of deferred taxes of the acquisition of Empalme and the PAMSA transaction, which do not impact earnings of the year.

Income tax expense for the years ended June 30, 2007, 2006 and 2005 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2007		2006		2005
Income tax expense at statutory tax rate on pretax income	Ps.	44,338,036	Ps.	34,272,204	Ps.	24,820,821
Non-deductible expenses		5,438,821		2,192,646		2,310,072
Loss on equity investees		236,305		237,608		247,317
Change in valuation allowance		(3,566,244)		(1,390,120)		(3,221,633)
Inflation adjustment		9,092,978		12,338,654		8,002,704
Others, net		713,036		806,145		1,456,593

Income tax expense	Ps.	56,252,932	Ps.	48,457,137	Ps.	33,615,874

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Issuance of Convertible and Non-Convertible Notes

In May 2007, the Company issued an aggregate amount of US$ 170.0 million of non-convertible notes (the Non-Convertible Notes ) under the Global Program for up to US$ 200 million authorized by the CNV on April 19, 2007. The Non-Convertible Notes were issued at par in two series. Out of the total amount, US$ 120.0 million were issued as Series I of Non-Convertible Notes due May 11, 2017 and Ps. 154.0 million (equivalent to US$ 50.0 million) were issued as Series II of Non-Convertible Notes due June 11, 2012. Series I bear interest at a fixed rate of 7.875% per annum and Series II bear interest at a fixed rate of 11.0% per annum. Series I of Non-Convertible Notes pay interest in cash semi-annually in arrears on May 11 and November 11 of each year, beginning on November 11, 2007. Series II of Non-Convertible Notes pay interest in cash semi-annually in arrears on June 11 and December 11 of each year, beginning on December 11, 2007. Principal on the Series I Non-Convertible Notes is fully paid at maturity while principal on the Series II Non-Convertible Notes is paid semi-annually in seven equal and consecutive installments beginning on June 11, 2009.

On August 20, 2002, the Company issued an aggregate amount of US$ 50 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The issuance was approved by the meeting of shareholders on December 4, 2001 and subsequently by the CNV on March 15, 2002. The issuance was authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. Proceeds from the issuance were used to repay certain short-term debt aggregating Ps. 27.3 million and the redemption of previously issued Senior Notes for a principal amount of Ps. 52.8 million. The Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly, the old instrument was not derecognized. The outstanding balance was classified as non-current in these consolidated financial statements.

During fiscal years 2007, 2006 and 2005, holders of approximately US$ 0.01 million, US$ 0.05 million and US$ 1.7 million Convertible Notes exercised their conversion rights and, as a result, the Company issued 101,580, 1,539,000 and 52,741,380 common shares, respectively. At June 30, 2007 the outstanding balance of Convertible Notes amounted to US$ 47.2 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Damages in Alto Avellaneda

On March 5, 2006, one of the shopping centers of the Company, Alto Avellaneda Shopping Mall was affected by a fire caused by an electrical failure in one of the stores. The fire produced no injuries to persons, or casualties, but caused significant damages to the property. The total area damaged by the fire represented 36 stores or 15.7% of the square meters built. The area was reopened for normal business between June and August 2006. The Company carries insurance coverage which covers fire damage. Days after June 30, 2007 part of the liquidation process related with the reconstruction work has been finished. The final indemnification amount obtained for this item amounts to Ps. 6.8 million. As of the issuance date of the financial statements, the final liquidation process is pending because of other items in the policies mentioned above, and the amount of Ps. 0.3 million has been collected as early payment.

17.	Financing and Occupation Agreement with Nai Internacional II, Inc.

As discussed in Note 2.h, the Company acquired Empalme in December, 2006. Prior to the Company’s acquisition, back in August 1996, Empalme had entered into a Financing and Occupancy Agreement with NAI INTERNACIONAL II, INC. (“NAI”) (the “NAI Agreement”) pursuant to which NAI financed the construction of a movie theatre complex and a portion of parking facilities in the Cordoba Shopping for up to US$ 8.2 million. The financing accrued interest at LIBOR plus 1.5%. As part of the NAI Agreement, NAI had the right to occupy a portion of the building for a period of 10 years as from the commencement of NAI operations in October 1997, renewable for four additional periods of 5 years each. Interest payments under the NAI Agreement were to be offset against the lease payments to be received from NAI. The NAI Agreement originally established that in the event that any outstanding loan balance remained unpaid after the total lease period (together with renewals and extensions), the NAI Agreement would be further extended for the lower of a 10-year period or the period necessary to settle the loan. Any unpaid outstanding balance after that extension was to be forgiven by NAI. In July 2002, following the Argentine crisis, the NAI Agreement was amended to, among other matters, (i) pesify the payments, (ii) establish a CER-adjustment indexing clause, and (iii) impose restrictions to Empalme and/or third parties on the use of the space occupied by NAI.

18.	Subsequent events

Call option exercised

During August 2007, the Company exercised a call option for the acquisition of the 75% of the capital stock and votes of a company primarily dedicated to the development of a cultural and recreational property in the Palermo neighborhood in the City of Buenos Aires.

Said option is subject to the accomplishment of certain basic conditions as the approvement of the project by the respective authorities and the acquisition transaction by the Argentine Antitrust Authority, among others, which are pending as of the date of issuance of these financial statements.

The call option price was set in the amount of US$ 0.6 million, which was fully offset as of the date of issuance of these financial statements. Should the conditions above-mentioned timely and properly complied with, the Company will make a total investment of US$ 24.4 million to be performed not before than year 2008.

Neuquén Project

On September 20, 2007 the Municipality of Neuquén decreed the feasibility of the urban project and environmental impact study. As from such date Shopping Neuquén S.A. has a 150 days term to submit the work plans.

Patio Olmos Building

On September 25, 2007 the Company signed the transfer deed with the Government of the Province of Córdoba for the real estate in which the Patio Olmos commercial center is currently operating for a total price of Ps. 32.5 million. The transfer of the related concession contract was also signed. The balance of the price agreed amounting to Ps. 22.7 million was cancelled on the same date.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

18.	Subsequent events (continued)

Torres Rosario, City of Rosario

The Company own a plot of land spanning a surface of approximately 50,000 square meters in the City of Rosario in the same place where our local Shopping Center, Alto Rosario, is located.

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter agreement whereby Condominios del Alto S.A. proposed to acquire plot G, located in the City of Rosario, Province of Santa Fe, Argentina, belonging to the Company, for the construction at its own expense and under its own responsibility of a housing building. As consideration for the barter over the plot, Condominios de Alto S.A. agreed to deliver: (i) fifteen (15) housing units, with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) garages, which represent and will further represent jointly 15% of the own covered square meters of garage units in the same building.

As a complementary consideration in favor of the Company, Condominios del Alto S.A. will pay us US$ 15,300. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in our favor on Plot G in the amount of US$ 1,100,000; (ii) established a security insurance of which the Company will be assigner of the insured amount of US$ 1,600,000, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 800,000.

Finally, the Company granted to Condominios del Alto S.A. an option of acquisition through barter on Plot 2h, close to the transferred plot.

Meeting of Shareholders held on October 25, 2007

On October 25, 2007 the Annual Meeting of Shareholders by majority resolved the following items:

•	Approval of the financial statements for the fiscal year ended June 30, 2007.

•	Appropriation of a cash dividend of Ps. 55,721,393 prior to deducting 5% from the results for legal reserve and the remnant to be allocated to the “Reserve for New Projects” account.

•	Fees payable to the Board of Directors for Ps. 8,200,000 for the year ended June 30, 2007.

•	The reform of sections 12 (adjust the regulation referred to guarantee to Directors) and 15 (make possible that the Board of Directors meeting be held at a distance).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

As discussed in Note 2.d., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. The application of these CNV regulations represented a departure from Argentine GAAP. However, such departure has not had a material effect on the accompanying consolidated financial statements.

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

	Year ended June 30,
	2007		2006		2005
Reconciliation of net income:
Net income as reported under Argentine GAAP	Ps.	64,056,564	Ps.	44,679,032	Ps.	33,255,400
US GAAP adjustments:
- Pre-operating expenses
Original value (Note 19.I.b)		—		93,649		(4,281,731)
Amortization (Note 19.I.b)		1,454,578		1,018,954		880,289
- Software developed or obtained for internal use (Note 19.I.c)		5,477		(100,831)		(48,282)
- Purchase accounting amortization and depreciation expenses (Note 19.I.e)		4,401,825		4,269,276		4,548,659
- Effect of US GAAP adjustments on equity investees (Note 19.I.f)		—		—		17,485
- Accounting for increasing rate debt (Note 19.I.g)		203,482		(9,510)		(193,972)
- Reversal of the result from recognition of inventories at net realizable value (Note 19.I.h)		987,112		(3,497,632)		—
- Securitization accounting (Note 19.I.j)		581,731		(8,338,782)		2,154,801
- Available-for-sale securities (Note 19.I.k)		(3,661,442)		(48,034)		(85,060)
- Debtor’s accounting for a modification of convertible debt instruments (Note 19.I.l)		(354,765)		(46,056)		—
- Amortization of fees related to the Senior Notes (Note 19.I.m)		—		—		401,670
- Present-value accounting (Note 19.I.n)		246,290		5,656		(602,796)
- Reversal of previously recognized impairment losses (Note 19.I.o)		2,683,426		(5,157,096)		(10,424,685)
- Deferred revenues – insurance & fees (Note 19.I.p)		(5,330,042)		(8,219,285)		—
- Reversal of capitalized exchange differences (Note 19.I.s)		(431,616)		—		—
- Revenue recognition – deferred commissions (Note 19.I.u)		(2,131,670)		—		—
- Revenue recognition – scheduled rent increases (Note 19.I.u)		2,765,979		—		—
- Deferred income tax (Note 19.I.q)		9,394,102		20,221,740		11,121,422
- Minority interest (Note 19.I.r)		871,027		2,136,735		(574,231)

- Net income under US GAAP	Ps.	75,742,058	Ps.	47,007,816	Ps.	36,168,969

Earnings per share under US GAAP (Note 19.II.i):
Basic net income per common share	Ps.	0.10	Ps.	0.06	Ps.	0.05
Diluted net income per common share	Ps.	0.04	Ps.	0.03	Ps.	0.02

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods

	As of June 30,
	2007		2006
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	Ps.	823,907,227	Ps.	806,840,505
US GAAP adjustments:
- Appraisal revaluation of fixed assets (Note 19.I.a)		(3,952,571)		(3,952,571)
- Pre-operating expenses
Original value (Note 19.I.b)		(9,488,442)		(15,558,214)
Accumulated amortization (Note 19.I.b)		6,992,732		11,607,926
- Software developed or obtained for internal use (Note 19.I.c)		(173,039)		(178,516)
- Differences in basis relating to purchase accounting
Original value (Note 19.I.d)		23,856,024		23,856,024
Accumulated amortization and depreciation (Note 19.I.e)		18,139,633		13,737,808
- Accounting for increasing rate debt (Note 19.I.g)		—		(203,482)
- Reversal of the result from recognition of inventories at net realizable value (Note 19.I.h)		(2,510,520)		(3,497,632)
- Securitization accounting (Note 19.I.j)		2,635,248		53,803
- Debtor’s accounting for a modification of convertible debt instruments (Note 19.I.l)		2,478,606		2,833,371
- Present-value accounting (Note 19.I.n)		307,790		61,500
- Reversal of previously recognized impairment losses (Note 19.I.o)		(53,524,986)		(56,208,412)
- Deferred revenues—insurance & fees (Note 19.I.p)		(13,549,327)		(8,219,285)
- Reversal of capitalized exchange differences (Note 19 I.s)		(431,616)		—
- Cumulative effect of initial application of SAB No. 108 (Note 19 I.t)		(7,814,316)		—
- Revenue recognition – deferred commissions (Note 19.I.u)		(2,131,670)		—
- Revenue recognition – scheduled rent increases (Note 19.I.u)		2,765,979
- Deferred income tax (Note 19.I.q)		(124,689,971)		(132,102,668)
- Minority interest (Note 19.I.r)		5,257,679		4,776,875

- Shareholders’ equity under US GAAP	Ps.	668,074,460	Ps.	643,847,032

Description of changes in shareholders’ equity under US GAAP:
	Year ended June 30,
	2007		2006
- Shareholders’ equity as of the beginning of the year	Ps.	643,847,032	Ps.	619,975,784
- Cash dividends		(47,000,000)		(29,000,000)
- Conversion of debt into common stock		10,158		153,900
- Additional Paid in Capital		—		2,879,427
- Other comprehensive income (See Note 19.II.o)		3,289,528		2,830,105
- Cumulative effect of initial application of SAB 108 (Note 19.I.t.)		(7,814,316)		—
- Net income under US GAAP		75,742,058		47,007,816

- Shareholders’ equity as of the end of the year	Ps.	668,074,460	Ps.	643,847,032

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods

a)	Appraisal revaluation of fixed assets

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

Under Argentine GAAP, the Company capitalizes certain costs related to pre-opening activities of the Company’s shopping centers. These costs are generally amortized under the straight-line basis over 3 years. Under US GAAP, these costs are expensed as incurred.

c)	Software developed or obtained for internal use

During the year ended June 30, 2006, under Argentine GAAP, the Company capitalized certain costs amounting to Ps. 0.1 million, which would be expensed under US GAAP pursuant to the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1). The US GAAP adjustment for the year 2006 represents the net effect of (i) expense such costs and (ii) reversal of depreciation charges for 2006 and previously capitalized costs under Argentine GAAP and expensed under US GAAP.

d)	Differences in basis relating to purchase accounting

The reconciling item of PS. 23.9 million relates to various adjustments related to purchase accounting for business combinations which occurred prior to 2001. These adjustments resulted in a difference between the amount of goodwill recorded under Argentine GAAP and US GAAP.

In addition, as discussed in Note 3.i., under Argentine GAAP, the Company followed the guidance in RT No. 18 in accounting for the acquisition of Empalme. The purchase price was allocated based on the relative fair value of each component. A portion of the purchase price was allocated to tangible assets considering the value of the property as if it were vacant. In addition, a portion of the purchase price was allocated to below-market leases and in-place leases. No customer relationships were identified as part of the in-place leases. The sum of the individual fair values of the identifiable tangible and intangible assets exceeded the purchase price paid. Under Argentine GAAP, the amount of negative goodwill was fully allocated to reduce the value of intangible assets acquired to zero. The remaining amount of negative goodwill is amortized under the straight-line method over a seventeen year term. Under US GAAP, upon acquisitions of real estate, the Company also assesses the fair value of acquired assets and acquired liabilities in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, and allocates purchase price based on these assessments. There is no difference between US GAAP and Argentine GAAP in the purchase price allocation process. However, under US GAAP, when negative goodwill exists, eligible assets (tangible and intangible) are subject to pro rata reduction. Accordingly, under US GAAP, a liability for below-market leases and intangible assets for in-place leases amounting to Ps. 2.4 million and Ps. 7.3 million, respectively, were recognized. The fair value of below market leases is recorded as deferred income and amortized as additional lease revenue over the remaining contractual lease period and any renewal option periods included in the valuation analysis. Intangible assets associated with at-market in-place leases are amortized as additional expense over the remaining contractual lease term. There is no US GAAP adjustment to equity for this item. The US GAAP adjustment to net income as described in Note 19.I.e. represents the net effect of (i) reversing the amortization of the negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on fixed assets under US GAAP and (iii) amortization charges for intangible assets recognized under US GAAP.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods

d)	Differences in basis relating to purchase accounting (continued)

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows (in millions):

Working capital deficiency	Ps.	(17.7)
Fixed assets		57.6
Below market leases		(2.4)
In-place leases		7.3
Deferred income tax		(4.0)

Fair value of net assets acquired	Ps.	40.8

Also, in May 2006, the Company acquired an additional 2.7% in ERSA. Under Argentine GAAP, the unallocated portion of negative goodwill is amortized over the average remaining useful lives of tangible assets acquired, mainly the shopping center property. Under US GAAP, a pro rata reduction was performed following the guidance in SFAS No. 141. This reduction resulted in lower depreciation charges under US GAAP. Since the amortization of negative goodwill under Argentine GAAP equals the lower depreciation charge of the assets acquired under US GAAP (after pro rata reduction), there is no effect in the US GAAP reconciliation.

Since the sum of the individual fair values of the identifiable tangible and intangible assets exceed the purchase price, a pro rata reduction of the allocated amounts was performed in accordance with paragraph 44 of FAS 141.

e)	Purchase accounting - Amortization and depreciation expense

This reconciling item includes adjustments related to purchase accounting for business combinations which occurred prior to 2001. These adjustments resulted in a difference between the amount of goodwill recorded under Argentine GAAP and US GAAP. Therefore, the differences in the carrying amount of goodwill between Argentine GAAP and US GAAP of Ps. 23.9 million gave rise to differences in amortization expense until June 30, 2002. Annual amortization expense recorded in this connection totaled Ps. 5.4 million. Effective July 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” and, as such, discontinued amortization of goodwill as from that date. Consequently, amortization expense recorded under Argentine GAAP was reversed under US GAAP in the amount of Ps. 5.4 million for all of the years presented.

In addition, the differences in the carrying amount of fixed assets and intangible assets acquired between Argentine GAAP and US GAAP and the reversing of the amortization of the negative goodwill recorded under Argentine GAAP for the Empalme acquisition gave rise to (i) higher amortization charges, (ii) lower depreciation charges and (iii) the reversal of the negative goodwill amortization recorded under Argentine GAAP amounting to a net higher expense of Ps. 1.0 million and Ps. 0.5 million during fiscal years 2007 and 2006, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods

f)	Effect of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for by the equity method. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As of June 30, 2005 the adjustment relates to a difference in Mendoza Plaza Shopping.

g)	Accounting for increasing rate debt

The syndicated loan discussed in Note 4.h accrued interest at a fixed rate of 7.875% per annum during the first year and “Encuesta” variable rate plus 3% thereafter. The outstanding balance of the syndicated loan was fully paid in April 2007. Under Argentine GAAP, interest was recognized based on the interest rate applicable to each interest period. Under US GAAP, the Company followed the guidance in EITF 86-15 “Increasing Rate Debt”. In EITF 86-15, the Task Force reached a consensus that the borrower’s periodic interest cost should be determined using the interest method based on the estimated outstanding term of the debt.

h)	Reversal of the result from recognition of inventories at net realizable value

As discussed in Note 4.k.(ii), during fiscal year 2006 the Company entered into an agreement to sell a plot of land. This sale transaction was consummated as of June 30, 2007. Under Argentine GAAP, however, since the Company received a down payment which fixed the sale price and the terms and conditions of the transaction, the Company valued this plot of land at its estimated net realizable value. As a result, the Company recognized a loss of Ps. 1.0 million and a gain of Ps. 3.5 million, respectively, during the years ended June 30, 2007 and 2006.

Under US GAAP, inventories are valued at cost. As such, the US GAAP adjustment represents the reversal of the result recognized under Argentine GAAP.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods

j)	Securitization Accounting

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

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income from retained interest in securitized receivables” in the accompanying statements of income. Cash reserves are stated at cost and are classified as “receivables from trust guarantee funds” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 was issued in September 2000 and replaced, in its entirety, SFAS No. 125. The Company was required to adopt the provisions of SFAS No. 140 prospectively for transactions beginning after March 31, 2001. Although SFAS No. 140 has changed many of the rules regarding securitizations under SFAS No. 125, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 and SFAS No. 125 also require an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. The Company has not recognized any servicing asset or liability since the estimated fair value of the servicing right was de minimus. In determining the estimated fair value, the Company considered the fees received as adequate compensation for its servicing responsibilities (i.e. the fees received as compensation for the services rendered are similar to those that would be paid to a substitute servicer, should one be required, according to estimated market values).

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods

j)	Securitization Accounting (continued)

The shareholders’ equity adjustments represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts are carried at their equity value. Under US GAAP those retained interests are considered available-for-sale securities in accordance with SFAS 115 and, as a result, are carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity at June 30, 2007 and 2006 are as follows:

	2007		2006
Equity value as reported under Argentine GAAP	Ps.	73,352,618	Ps.	47,228,091
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(14,379,230)		(20,009,994)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.	58,973,388	Ps.	27,218,097
Estimated fair market value of retained interests related to securitization programs that qualified as a sale under US GAAP		61,608,636		27,271,900

US GAAP adjustment	Ps.	2,635,248	Ps.	53,803

- The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2007, 2006 and 2005 are as follows:

	2007		2006		2005
Reversal of results recognized under Argentine GAAP (1)	Ps.	1,875,478	Ps.	(450,274)	Ps.	641,103
Recognition of results under US GAAP (2)		(1,293,747)		(7,888,508)		1,513,698

US GAAP adjustment	Ps.	581,731	Ps.	(8,338,782)	Ps.	2,154,801

(1)	Includes the reversal of results reported in “Net income from retained interest in securitized receivables” in the Company’s consolidated statements of income as well as the reversal of inflation accounting results reported within “Financial results, net” in the Company’s consolidated statements of income.
(2)	Primarily includes the gain or loss recorded on the sale of receivables plus unrealized losses on retained interests considered other-than-temporary.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods

j)	Securitization Accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interests for the years ended June 30, 2007, 2006 and 2005:

	Cost		Estimated unrealized gain (loss)		Fair value
Balance at June 30, 2004	Ps.	7,880,081	Ps.	1,999,979	Ps.	9,880,060
Increase in retained interest		12,909,592		—		12,909,592
Liquidation of retained interests		(1,976,942)		—		(1,976,942)
Change in unrealized gain		—		2,187,057		2,187,057

Balance at June 30, 2005	Ps.	18,812,731	Ps.	4,187,036	Ps.	22,999,767
Increase in retained interest		10,833,191		—		10,833,191
Liquidation of retained interests		(11,999,233)		—		(11,999,233)
Change in unrealized gain		—		5,438,175		5,438,175

Balance at June 30, 2006	Ps.	17,646,689	Ps.	9,625,211	Ps.	27,271,900
Increase in retained interest		39,062,135		—		39,062,135
Liquidation of retained interests		(6,725,113)		—		(6,725,113)
Change in unrealized gain		—		1,999,714		1,999,714

Balance at June 30, 2007	Ps.	49,983,711	Ps.	11,624,925	Ps.	61,608,636

(i)	Unrealized gains for the years ended June 30, 2004, 2005, 2006 and 2007 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2007 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Rates including charges for losses	Ps.	(4,376,266)	Ps.	(8,480,915)

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods

k)	Available-for-sale securities

Under Argentine GAAP, investments in mutual funds and government and mortgage bonds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, these investments are classified as available-for-sale securities, and accordingly unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods

l)	Debtor’s accounting for a modification of convertible debt instruments (continued)

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

Based on the analysis performed, neither of criteria 1, 2 or 3 above are met. Accordingly, the change of the debt instrument has not been accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively.

m)	Amortization of fees related to the Senior Notes

For the year ended June 30, 2005, under Argentine GAAP, fees and expenses relating to the Senior Notes were amortized on a straight-line method over the term of the agreement. Under US GAAP, such costs were amortized over the same period but using the effective interest method of amortization. The Senior Notes were paid in January and April, 2005.

n)	Present-value accounting

As indicated in Note 3.x., under Argentine GAAP, certain tax credits are present-valued as of year-end. Under US GAAP, present valuing or discounting of these assets is precluded.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods

o)	Reversal of previously recognized impairment losses

As a result of increases in the fair market value of property and equipment and inventories, and as required by Argentine GAAP, during 2005, 2006 and 2007 the Company partially reversed impairment losses recognized in 2002. Amounts reversed in 2005, 2006 and 2007 amounted to Ps. 13.1 million, Ps. 9.9 million and Ps. 2.3 million, respectively, giving rise to higher depreciation charges under Argentine GAAP. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP for the years ended June 30, 2005, 2006 and 2007 amounted to Ps. 2.7 million, Ps. 4.7 million and Ps. 4.9 million, respectively, and are shown netted against the reversal of impairment losses under Argentine GAAP.

p)	Deferred revenues - insurance & fees

Under Argentine GAAP, the Company, through its subsidiary Tarshop, accounts for revenues from life and disability insurance and origination fees, on an up-front basis.

Under US GAAP, said revenues from life and disability insurance and origination fees are recognized to income on an straight-line basis over the term of the respective financial receivable.

q)	Deferred income tax

The Company accounts for income taxes using the liability method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in SFAS No. 109 “Accounting for Income Taxes”. However, as discussed in Note 2.e, following CNV Resolutions N° 485 and N° 487, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary.

In addition, the US GAAP adjustment includes the effect on deferred income taxes of the reconciling items, as appropriate.

r)	Minority interest

This adjustment represents the effect on minority interest of the reconciling items, as appropriate.

s)	Reversal of capitalized exchange differences

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the year ended June 30, 2007. The capitalization related to the PAMSA project. The Company did not capitalize any financial costs for the year ended June 30, 2006. Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (SFAS No. 34), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34. The US GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP related to the acquisition of PAMSA for an amount of Ps. 0.4 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods

t)	Cumulative effect of the initial application of SAB No. 108

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB No. 108), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which provides guidance on quantifying financial statement misstatements. SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006.

Traditionally, there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the roll-over method and the iron curtain method. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to the Company’s application of the guidance in SAB No. 108, the Company’s management used the roll-over method for quantifying financial statement misstatements both for Argentine GAAP and US GAAP purposes.

In SAB No. 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a dual approach because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the dual approach had always been applied or (ii) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. Under US GAAP, the Company elected to record the effects of applying SAB No. 108 using the cumulative effect transition method. The misstatements that have been corrected are described below.

As discussed in Note 3.a., the Company primarily derives its revenues from leases and services. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Under US GAAP, prior to the application of SAB No. 108, rental revenue was recognized when the escalated rental payment was due rather than recognizing the effects of scheduled rent increases on a straight-line basis over the lease term in accordance with SFAS No. 13 and FTB 85-3. This accounting treatment results in an understatement of rental revenue at a given month-end. However, due to occupancy rates and sales volumes in all of the Company’s properties, the majority of the tenants were charged the percentage rent for all of the periods presented. In those cases, percentage rents charged were higher than amounts derived from straight-line recognition of scheduled rent increases. Hence, the understatement of rental revenue only affects those property rentals where the Base Rent is higher than the Percentage Rent. The Company’s management previously quantified these errors under the roll-over method and concluded that they were immaterial. In its initial application of SAB No. 108, the Company corrected the errors by increasing the balance of accounts receivable against retained earnings in the amount of Ps. 1.5 million. The correction also required adjustment for deferred income taxes and minority interest.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods

t)	Cumulative effect of initial application of SAB No. 108 (continued)

Additionally, as discussed in Note 3.a., the Company derives revenues from brokerage commissions paid by tenants calculated as a percentage of the final rental income value for both the lessee and the Company. Under US GAAP, prior to the application of SAB 108, brokerage commissions were recognized at the time that the transaction was successfully concluded, rather than defer and amortize them over the term of the lease. A transaction is considered successfully concluded when both parties have signed the related lease contract. This accounting treatment resulted in an overstatement of rental revenue. The Company’s management previously quantified these errors under the roll-over method and concluded that they were immaterial. In its initial application of SAB No. 108, the Company corrected the errors by increasing deferred revenues against retained earnings in the amount of Ps. 12.4 million. The correction also required adjustment for deferred income taxes and minority interest.

In addition, as further explained in Note 3.a., the Company, through its subsidiary Tarshop, derives revenues from life and disability insurance and origination fees. Under US GAAP, prior to the application of SAB 108, revenues from life and disability insurance and origination fees related to securitized receivables which did not qualify as a sale under US GAAP, were recognized up-front, rather than deferred and recognized in income over the term of the financial receivable. This accounting treatment resulted in an overstatement of revenues. The Company’s management previously quantified this error under the roll-over method and concluded that it was immaterial. In its initial application of SAB No. 108, the Company corrected the error by increasing deferred revenues against retained earnings in the amount of Ps. 1,5 million. The correction also required adjustment for deferred income taxes and minority interest. Effective July 1, 2006, the Company defers said revenues from life and disability insurance and origination fees over the term of the respective securitized receivables.

These correcting entries and the balance sheet line items that were affected and the respective amounts before tax effects are summarized in the following table:

Adjustment	Adjustment recorded as of July 1, 2006
Revenue Recognition – Deferred commissions	Ps.	(12,435,399)
Revenue Recognition – Scheduled rent increases		1,517,044
Deferred Revenues – insurance & fees		(1,479,706)
Minority interest		376,035
Deferred income tax		4,207,710

Cumulative effect of initial application of SAB No. 108		(7,814,316)

u)	Revenue recognition

As discussed in Note 3.a., pursuant to rent escalation clauses in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Under Argentine GAAP, rental revenue pursuant to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Under US GAAP, effective July 1, 2006, the Company applied the provisions of SFAS No. 13 and FTB 85-3 and accordingly, recognized escalated rental revenue under the straight-line method over the term of the leases.

As discussed in Note 3.a., under Argentine GAAP, brokerage commissions earned are recognized at the time a transaction is successfully completed. Under US GAAP, brokerage commissions are deferred and amortized to income over the term of the respective leases.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

a)	Disclosure of maturities of long-term debt

Scheduled maturities of the long-term debt for the next years (excluding current portion), as of June 30, 2007, are as follows:

2009	Ps.	32,929,314
2010		45,398,636
2011		44,005,714
2012		44,005,714
2015		146,076,000
2017		371,160,000

	Ps.	(1) 683,575,378

(1)	Not including deferred debt issuance costs in the amount of Ps. 4,823,493.

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

Included in lease revenues for the years ended June 30, 2007, 2006 and 2005 were contingent rentals of Ps. 51.9 million, Ps. 40.9 million and Ps. 29.4 million, respectively.

c)	Disclosure of related parties transactions

The following additional disclosures of transactions with related parties are required under US GAAP:

Donations: For the years ended June 30, 2007, 2006 and 2005, the Company made unconditional promises to give money to Fundación IRSA amounting to Ps. 2.3 million, Ps. 2.5 million and Ps. 4.0 million, respectively. Unconditional promises are paid in the subsequent year.

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. The Company’s Chairman Eduardo S. Elsztain is also the Chairman of IRSA, shareholder of the Company. In addition, the Company granted Fundación Museo de los Niños a 30-year free right to use a determined area of its Abasto and Rosario shopping centers to host an interactive learning center for children and adults.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

c)	Disclosure of related parties transactions (continued)

Loans from Major Shareholders: As of June, 2007 IRSA and Parque Arauco owned US$31.7 million and US$ 15.5 million, respectively, of the Company’s Convertible Notes. As of June 30, 2007, IRSA owned 62.5% of the common shares. Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of the other bondholders, IRSA would own 83.3% of the common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.6% of the common stock.

The Convertible Notes originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. The Convertible Notes accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps.0.10 par value per share. The conversion rate per U.S. dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of the common shares.

Conversion of the Convertible Notes by the Company’s Major Shareholders: During November and December 2003, Eduardo Elsztain exercised his option to convert 0.03 million aggregate of principal amount of the Convertible Notes. As a result of this conversion, Eduardo Elsztain received 0.3 million of the common shares. In March 2004, Parque Arauco exercised its option to convert 0.8 million aggregate of principal amount of the Convertible Notes. As a result of this conversion, Parque Arauco has received 7.8 million of the common shares. Furthermore in July 2004, Parque Arauco exercised its option to convert 1.4 million aggregate of principal amount of the Convertible Notes, receiving 14.3 million of the common shares. During July 2004, IRSA exercised its option to convert 3.7 million aggregate of principal amount of Convertible Notes. As a result of this conversion, IRSA have received 37.4 million of the common shares.

Lease of office property:

The Company leases its headquarters and parking spaces from Inversora Bolivar, a subsidiary of IRSA, shareholder of the Company, The Company’s headquarters is located in the Intercontinental Plaza Building. Persuant to two agreements signed in December 2003 and January 2005, the Company pay monthly rental expenses of U$S 5,958 and U$S 5,386, respectively. The agreements have an initial duration of 60 months and 46 months, respectively, and renewable for an additional period of 36 months.

Lease of the Chairman’s offices: The Company leases Mr. Eduardo S. Elsztain’s offices, Chairman of the Company, from Isaac Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain (Director) and certain of his relatives under a 120—month operating lease agreement expiring in March 2014. Monthly rent expense amounts to Ps.8,490. The Company, IRSA and Cresud each pay one-third of such rent in amount of Ps. 2,830 each.

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

c) Disclosure of related parties transactions (continued)

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

In the ordinary course of business, the Company shares corporate services (finance, human resources, procurement, internal audit, systems, administration, etc.) with IRSA and Cresud under an Exchange of Operating Services Agreement entered into by all three companies in 2004. The Company pays a fee, primarily through the provision of services to the other parties.

Options to Purchase Shares of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company): see Note 19.I.i. for details.

In January 2000, E-Commerce Latina S.A., granted Consultores Internet Managers Ltd. an option to purchase certain of its class B shares of Altocity.com. Consultores Internet Managers Ltd. is a special-purpose Cayman Islands’ corporation created to act on behalf of its management and is represented by an independent attorney-in-fact. The option granted to Consultores Internet Managers represents 15% of the capital stock of Altocity and was granted for a period of eight years.

Pursuant to the terms of the agreement, the exercise price is equal to the quotient of (i) the original value of class B shares at the time of the contribution to Altocity.com by E-Commerce Latina S.A., plus interest accrued at an annual fixed interest rate of 14% through the exercise date of the option, over (ii) the total number of class B shares owned by E-Commerce Latina S.A. at the exercise date of the option.

The option was granted to Consultores Internet Managers Ltd. to be allocated by it among the management of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) as an incentive compensation for their services, but as of today, no individual awards have been determined for participating employees under this option. Upon exercise of the option, Consultores Internet Managers Ltd.’s sole asset will be its 15% interest in Altocity.com.

Agreement with Inversiones Falabella Argentina S.A.: The Company has entered into an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the minority shareholder of Mendoza Plaza Shopping, pursuant to which, among other things, Falabella has the irrevocable right to sell to the Company (put option) its ownership interest in Mendoza Plaza Shopping for a total consideration of U$S 3 million. The put option can be exercised until the last business day of October 2008. At the date of issuance of these financial statements, Falabella has no exercised the put option.

Legal Services: During the years ended June 30, 2005, 2006 and 2007, the Company and the subsidiaries were charged by the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.0.5 million, Ps.0.7 million, and Ps. 1.6 million, respectively as fees for legal services.

The Company’s Vice-Chairman Saúl Zang; the alternate Directors Juan M. Quintana, Salvador D. Bergel, and Pablo D.Vergara del Carril; the Syndic Ángel. D. Vergara del Carril and the alternate Syndic Armando F. Ricci are members of the law firm Zang, Bergel & Viñes.

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2007 and 2006 are as follows:

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

d)	Disclosure about fair value of financial instruments (continued)

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

Retained interests in transferred credit card receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2007 and 2006, the fair value of retained interests in transferred credit card receivables amounted to Ps. 61.6 million and Ps. 27.3 million, respectively.

Accounts and notes payable

The carrying amount of accounts and notes payable reported in the consolidated balance sheet approximates their fair value.

Short-term debt

The carrying amount of short-term debt reported in the consolidated balance sheet approximates fair value due to its short-term nature.

Long-term debt

As of June 30, 2007 and 2006, except for the Company’s Convertible Notes as discussed below, the carrying amount of long-term debt reported in the consolidated balance sheet approximates their fair value.

The fair value of the Company’s Convertible Notes was Ps. 2,118.1 million and Ps. 976.6 million as of June 30, 2007 and 2006, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

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

The Company’s policy is to limit the exposure with any one institution. As of June 30, 2006, cash and banks and short-term investments amounted to Ps. 52.3 million held in more than 38 financial institutions. As of June 30, 2007, cash and banks and short-term investments amounted to Ps. 483.7 million. The Company continues with this policy and maintains most of its current financial needs with several financial institutions. However, as discussed in Note 15, most of the net proceeds of the Company’s Non-Convertible Notes are held with one high-quality financial institution, Citibank. The Company expects to use these available funds in the near term and does not believe that there is a risk of default by the counterparty.

Credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

As of June 30, 2007 the Company has sold credit card receivables of Ps. 751.7 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 77.8 million (equity value) and a Ps. 11.9 million escrow reserves for losses.

f)	Recently issued accounting standards

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which resolves issues addressed in FASB SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. Among other things, it permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. This standard will be effective for the Company’s fiscal year ended June 30, 2008. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”, which permits an entity to choose either the amortization method or fair value method for each class of separately recognized servicing assets and servicing liabilities. This statement is effective for an entity’s first fiscal year that begins after September 15, 2006. This standard will be effective for the Company’s fiscal year ended June 30, 2008. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

f)	Recently issued accounting standards (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”, which provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosures about the use of fair value to measure assets and liabilities. This statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets about a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within the hierarchy. While the statement does not add any new fair value measurements, it does change current practice. Changes to practice include (a) a requirement for an entity to include its own credit standing in the measurement of its liabilities, (b) a modification of the transaction price presumption, (c) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies, (d) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. This standard will be effective for the Company’s fiscal year ended June 30, 2009. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations.

In September 2006, the EITF issued EITF 06-07 “Issuers Accounting for a Previously Bifurcated Conversion Option in a Convertible Debt Instrument When the Conversion Option No Longer Meets the Bifurcation Criteria in FASB Statement No. 133” which states that an issuer should account for a previously bifurcated conversion option in a convertible debt instrument if the embedded conversion option no longer meets the bifurcation criteria in Statement 133 by reclassifying the carrying value of the liability for the conversion option to shareholders’ equity. Any debt discount recorded at the issuance of the convertible debt should continue to be amortized. The guidance in this Issue should be applied to all previously bifurcated conversion options in convertible debt instruments that no longer meet the bifurcation criteria in Statement 133 in the interim or annual periods beginning after December 15, 2006 irrespective of whether the debt instrument was entered into prior or subsequent to the effective date of this Issue.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities -including an amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments, and will be effective for the Company as from July 1, 2008. This standard will be effective for the Company’s fiscal year ended June 30, 2009. As of the date of these financial statements, the Company has not analyzed the impact, if any, that this standard will have on its financial position and results of operations. As of the issuance date of these financial statements, the Company is evaluating the impact of the adoption of such standard.

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

h)	Statement of cash flows classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts.

Following SFAS No. 95 provisions, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statement of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets as of those dates.

	As of June 30,
	2007	2006	2005
Cash and banks	31,829,851	38,222,036	24,961,116
Current investments	485,408,600	32,250,484	41,712,702

Total cash and banks and current investments as per balance sheet	517,238,451	70,472,520	66,673,818
Less: Items not considered cash and cash equivalents
- Retained interests in transferred credit card receivables	(22,103,730)	(10,318,797)	(10,411,456)
- Mortgage bonds issued by Banco Hipotecario S.A.	(1,661,969)	(2,170,258)	(2,841,985)
- Government bonds	(6,595,953)	(1,254,485)	(3,483,037)
- Trust debt securities	—	(324,325)	—
- Others	(1,380,420)	—	(222,860)

Cash and cash equivalents as shown in the statement of cash flows	485,496,379	56,404,655	49,714,480

Under Argentine GAAP, the Company considers all short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents. Under Argentine GAAP, mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice. However, under SFAS No. 95 “Statement of Cash Flows”, the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise.

Therefore, for US GAAP purposes, certain mutual funds are not considered to be cash equivalents. As a result, differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared following SFAS 95 provisions.

	As of June 30,
	2007	2006	2005
Cash and banks	31,829,851	38,222,036	24,961,116
Current investments	485,408,600	32,250,484	41,712,702

Total cash and banks and current investments as per balance sheet	517,238,451	70,472,520	66,673,818
Less: Items not considered cash and cash equivalents
- Mutual Funds	(438,106,629)	—	—
- Retained interests in transferred credit card receivables	(22,103,730)	(10,318,797)	(10,411,456)
- Mortgage bonds issued by Banco Hipotecario S.A.	(1,661,969)	(2,170,258)	(2,841,985)
- Government bonds	(6,595,953)	(1,254,485)	(3,483,037)
- Trust debt securities	—	(324,325)	—
- Others	(1,380,420)	—	(222,860)

Cash and cash equivalents as shown in the statement of cash flows	47,389,750	56,404,655	49,714,480

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

h)	Statements of cash flows classification differences (continued)

The following tables set forth the amounts of cash and cash equivalents at the beginning and end of each year and corresponding increases and/or decreases that would be reported in a statement of cash flows following SFAS 95 provisions:

	As of June 30,
	2007	2006	2005
Cash and cash equivalents under US GAAP as of the beginning of the year	56,404,655	49,714,480	68,296,467
Cash and cash equivalents under US GAAP as of year-end	47,389,750	56,404,655	49,714,480

Net (decrease) increase in cash and cash equivalents under US GAAP	(9,014,905)	6,690,175	(18,581,987)

Differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95. Due to the difference in the definition of cash and cash equivalents, cash flows from purchasing and selling of mutual funds would be reported as cash flows from investing activities following SFAS 95 provisions.

In addition, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	Year ended June 30,
	2007		2006		2005
Net cash provided by operating activities	Ps.	178,981,849	Ps.	169,521,946	Ps.	95,239,538
Net cash used in investing activities		(622,289,237)		(124,023,513)		(61,390,153)
Net cash provided by (used in) financing activities		433,562,814		(39,952,398)		(52,205,675)
Effect of exchange rate changes on cash and cash equivalents		729,669		1,144,140		(225,697)

Additionally, under Argentine GAAP, the Company consolidates the accounts of Metroshop S.A. on a pro rata basis. Under US GAAP, proportionate consolidation is not appropriate since the Company does not exercise control over this investment. As a result, differences exist between the amount of cash and cash equivalents reported in the primary financial statements and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under US GAAP using Argentine GAAP numbers. For this reason, cash flows from operating, investing and financing activities would be different in a statement of cash flows prepared under US GAAP using Argentine GAAP since each line item would exclude the pro rata equity interest of the accounts of Metroshop S.A.

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

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2007		2006		2005
Numerator:
Net income available to common shareholders	Ps.	75,742,058	Ps.	47,007,816	Ps.	36,168,969
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		14,941,261		14,406,991		12,217,475
Foreign currency exchange loss (gain) on convertible debt		330,596		9,408,565		(2,999,252)
Income tax effects		(5,220,982)		(8,319,325)		(3,226,378)

Net income available to common shareholders plus assumed conversions	Ps.	85,792,933	Ps.	62,504,047	Ps.	42,160,814

Denominator:
Weighted-average number of shares outstanding		782,056,978		780,432,065		777,017,782
Plus: incremental shares of assumed conversions:
Convertible debt		1,457,454,043		1,363,565,610		1,365,009,110

Adjusted weighted-average number of shares	Ps.	2,239,511,021	Ps.	2,143,997,675		2,142,026,892

Basic and diluted EPS:
Basic net income per common share	Ps.	0.10	Ps.	0.06	Ps.	0.05
Diluted net income per common share		0.04		0.03		0.02

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

j)	Severance indemnities

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

Under Argentine GAAP, assets and liabilities are classified either as current or non-current, principally depending on the expected settlement dates. Under US GAAP, real estate companies generally do not present a classified balance sheet.

Under Argentine GAAP, the net deferred tax position by company has been classified as a non-current other receivable or as a non-current tax payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the current/non-current asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2007 and 2006, Ps. 13.6 million and Ps. 7.7 million, respectively, would have been classified as current assets; Ps. 6.2 million and Ps. 3.7 million, respectively, would have been classified as non-current assets; and Ps. 30.2 million and Ps. 16.5 million, respectively, would have been classified as non-current liabilities. As of June 30, 2007 and 2006, Ps. 5.0 million and Ps.0.7 million would have been classified as current liabilities, respectively.

Under Argentine GAAP, deferred debt costs related to the issuance of the Senior Notes were amortized under the straight-line method over the term of the agreement. Under US GAAP, these costs were deferred and amortized over the same period using the effective interest method. The Senior Notes were fully settled as of June 30, 2005.

Under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, in accordance with APB Opinion No. 21 “Interest on Receivables and Payables”, issue costs should be reported as deferred charges in the balance sheet.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

l)	Statement of income classification differences

Should a US GAAP income statement be presented, certain items shown in some line items of the income statement under Argentine GAAP would have to be reclassified to affect other line items. The following reclassifications are intended to present Argentine GAAP numbers using a different criterion of classification under US GAAP. The numbers included below are not US GAAP numbers.

Gross vs. net presentation

As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. The Company does not charge any mark up on reimbursable costs. These expenses are incurred and paid by the Company and then passed through to tenants as reimbursable costs.

Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the consolidated financial statements. However, Note 4.d. shows the total amount of expenses passed through to tenants by expense category with the corresponding offsetting amount therefore having no impact in the consolidated costs of the Company. No amount is shown as revenues.

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 116.4 million, Ps. 87.9 million and Ps. 64.8 million for the years ended June 30, 2007, 2006 and 2005, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the EITF 01-14 be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 599.6 million, Ps. 449.3 million and Ps. 295.0 million for the years ended June 30, 2007, 2006 and 2005, respectively.

Operating income

Certain expense and/or income items included within “Other expenses, net” and “Financial results, net” of the Argentine GAAP income statement would have been included in the determination of operating income under US GAAP. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other expenses, net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded.

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 155.4 million, Ps. 126.9 million and Ps. 95.5 million for the years ended June 30, 2007, 2006 and 2005, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

m)	Condensed balance sheet information on equity investees

The Company used the equity method of accounting for its investments over which the Company exercises significant influence. As such, these investments were recorded at the amount of the underlying equity in their net assets and adjusted to recognize the Company’s share of the undistributed earnings or losses. The Company had a 50% ownership interest in E-commerce Latina S.A as of June 30, 2006 and 2005. In January 2007, the Company acquired the remaining 50% in E-commerce Latina S.A. (See Note 2 for details). The Company gained control of E-commerce Latina S.A. through this acquisition and accordingly the results of operations of E-commerce Latina S.A. were fully consolidated as from the date. The Company’s share of the losses of this company was Ps. 0.7 million and Ps. 0.6 million during the years ended June 30, 2006 and 2005, respectively, and its investment in this company totaled 0.1 million at June 30, 2006. Summarized financial information of this affiliate (on a 100% basis) was as follows:

E-Commerce Latina	As of June 30, 2006
Current assets	Ps.	1,547,667
Non-current assets		1,675,012

Total assets		3,222,679

Current liabilities		2,963,222
Non-current liabilities		500

Total liabilities		2,963,722

Minority interest		5

Shareholders’ equity	Ps.	258,952

	For the year ended June 30,
	2006		2005
Revenues	Ps.	5,593,472	Ps.	2,636,028
Operating loss		(1,298,919)		(1,287,525)
Net loss	Ps.	(1,357,755)	Ps.	(1,253,367)

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

n)	Investments in debt and equity securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified its investments in mutual funds as well as its investments in government and mortgage bonds outstanding at June 30, 2007, 2006 and 2005 as available-for-sale securities. The following are additional disclosure requirements in accordance with SFAS No. 115:

Available-for-sale securities

The amortized cost, gross unrealized holding gains or losses and fair value of the available-for-sale securities by major security type at June 30, 2007 and 2006 were as follows:

	2007			2006
Instrument	Cost	Unrealized gain	Fair value	Cost	Unrealized gain	Fair value
Mutual funds	445,233,742	3,408,555	448,642,297	13,736,601	244,200	13,980,801
Mortgage bonds	1,659,846	2,123	1,661,969	2,181,322	(11,064)	2,170,258
Government bonds	6,311,077	284,876	6,595,953	1,221,091	33,394	1,254,485
Garantizar S.G.R.	1,247,081	133,339	1,380,420	—	—	—

Proceeds from sales of investment securities available-for-sale during the years ended June 30, 2007 and 2006 were Ps. 428.4 million and Ps. 245.6 million, respectively. Gross gains of Ps. 5.8 million and Ps. 1.9 million for the years ended June 30, 2007 and 2006, respectively, were realized on those sales.

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

	Year ended June 30,
	2007		2006		2005
Net income under US GAAP	Ps.	75,742,058	Ps.	47,007,816	Ps.	36,168,969
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities (net of minority interest and income taxes of Ps. 130,260 and Ps. 1,281,505, respectively, for 2007, Ps. 29,449 and Ps. 16,812, respectively, for 2006; and Ps. (5,055) and Ps. 29,771, respectively, for 2005)		2,249,677		1,773		60,344
Net change in unrealized holding gain on retained interests in transferred credit card receivables (net of income taxes and minority interest of Ps. 699,900 and Ps. 259,963 respectively, for 2007, Ps. 1,903,361 and Ps. 706,483 respectively, for 2006; and Ps. 765,471 and Ps. 284,317, respectively, for 2005)		1,039,851		2,828,331		1,137,269

Comprehensive income	Ps.	79,031,586	Ps.	49,837,920	Ps.	37,366,582

	As of June 30,
	2007		2006		2005
Unrealized holding gains on available-for-sale securities		2,388,510		138,833		137,060
Unrealized holding gains on retained interests in transferred credit card receivables		6,045,440		5,005,589		2,177,258

Accumulated other comprehensive income	Ps.	8,433,950	Ps.	5,144,422	Ps.	2,314,318

p)	Pro-rata consolidation of Metroshop S.A.

As discussed in Note 2.c. under Argentine GAAP the Company consolidates the accounts of Metroshop S.A. on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over the subsidiary.

Presented below is the consolidated condensed information of the Company at June 30, 2007 and 2006 considering Metroshop S.A. as an equity investee:

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

p)	Pro-rata consolidation of Metroshop S.A. (continued)

	As of and for the year ended June 30, 2007
	As reported	Elimination of Metroshop S.A. accounts	Inclusion of Metroshop S.A. as an equity investee	As adjusted
Current assets	727,845,115	2,001,416	—	729,846,531
Non-current assets	1,365,865,435	(6,413,116)	3,100,889	1,362,553,208

Total assets	2,093,710,550	(4,411,700)	3,100,889	2,092,399,739

Current liabilities	403,341,680	(1,310,811)	—	402,030,869
Non-current liabilities	795,033,781	—	—	795,033,781

Total liabilities	1,198,375,461	(1,310,811)	—	1,197,064,650

Minority interest	71,427,862	—	—	71,427,862
Shareholders’ equity	823,907,227	—	—	823,907,227

Revenues	483,231,154	(5,520,783)	—	477,710,371
Gross profit	314,924,586	(3,507,403)	—	311,417,183
Net income	64,056,564	—	—	64,056,564

	As of and for the year ended June 30, 2006
	As reported	Elimination of Metroshop S.A. accounts	Inclusion of Metroshop S.A. as an equity investee	As adjusted
Current assets	213,703,570	1,223,554	—	214,927,124
Non-current assets	1,141,341,918	(1,357,625)	—	1,139,984,293

Total assets	1,355,045,488	(134,071)	—	1,354,911,417

Current liabilities	293,556,844	(211,947)	—	293,344,897
Non-current liabilities	224,658,434	—	77,876	224,736,310

Total liabilities	518,215,278	(211,947)	77,876	518,081,207

Minority interest	29,989,705	—	—	29,989,705
Shareholders’ equity	806,840,505	—	—	806,840,505

Revenues	361,355,913	(1,684,494)	—	359,671,419
Gross profit	222,290,537	(926,859)	—	221,363,678
Net income	44,679,032	—	—	44,679,032

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

q)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2007 prepared in accordance with SEC S-X 12-28.

Description	Encumbrances	Land		Buildings and improvement		Transfers		Improvements / Additions		Total buildings and improvements		Total		Accumulated depreciation		Date of construction	Date acquired	Life on which depreciation in latest statements of income is computed
Shopping centers:
-Abasto		Ps.	9,752,107	Ps.	242,398,568	Ps.	41,173	Ps.	730,995	Ps.	243,170,736	Ps.	252,922,843	Ps.	(71,663,613)	November, 1998	—	31
- Alto Palermo			8,693,768		398,126,817		76,688		379,750		398,583,255		407,277,023		(231,759,828)	October, 1990	November, 1997 and March, 1998	26
- Alto Avellaneda			18,089,159		147,847,607		400,923		11,652,172		159,900,702		177,989,861		(88,325,783)	October, 1995	November and December, 1997	19
- Paseo Alcorta			8,066,295		97,904,672		7,714		6,169,139		104,081,525		112,147,820		(47,716,189)	June, 1992	June, 1997	22
- Alto Noa			356,752		42,857,786		—		93,420		42,951,206		43,307,958		(16,267,694)	September, 1994	March, 1995, September, 1996 and January, 2000	22
- Patio Bullrich			8,418,811		151,834,699		(11,038)		508,577		152,332,238		160,751,049		(57,614,534)	September, 1988	October, 1998	23
- Buenos Aires Design			—		48,984,751		(38,413)		73,711		49,020,049		49,020,049		(32,938,536)	Between November and December, 1993	November, 1997	20
- Alto Rosario			25,686,165		63,560,471		1,222,672		1,065,566		65,848,709		91,534,874		(5,808,959)	November 2004	—	29
- Mendoza Plaza Shopping			10,820,546		101,697,509		(543,516)		4,410,188		105,564,181		116,384,727		(27,380,450)	June, 1994	December, 2004	22
- PAMSA			123,567,640		—		—		44,038,768		44,038,768		167,606,408		—	Under construction	November, 2006	—
-Empalme.	Antichresis		5,009,058		—		—		88,388,364		88,388,364		93,397,422		(17,889,212)	March, 1990	December, 2006	34
Neuquén	Mortgage		3,313,623		8,852,279		15,268		120,630		8,988,177		12,301,800		—	Under construction	September, 1999	—
Other			965,445		8,804,643		—		—		8,804,643		9,770,088		(910,208)	—	—	—

Total		Ps.	222,739,369		1,312,869,802		1,171,471		157,631,280		Ps.1,471,672,553	Ps.	1,694,411,922	Ps.	(598,275,006)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

q)	Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2007		2006
Balance, beginning of the year	Ps.	1,407,406,658	Ps.	1,399,133,239
Additions during the year:
Improvements		283,975,975		19,569,420
Transfers from other fixed assets		1,171,471		—
Amortization of impairment		—		120,999
Recovery of impairment (1) (2)		2,153,984		3,311,966

	Ps.	1,694,708,088	Ps.	1,422,135,624

Deductions during the year:
Deductions		(296,166)		—
Damage in Alto Avellaneda Shopping		—		(13,438,300)
Sale of real estate		—		(1,076,013)
Transfers from other receivables		—		(64,790)
Transfers to work-in-progress leasehold improvements		—		(6,722)
Transfers to facilities		—		(143,141)

	Ps.	(296,166)	Ps.	(14,728,966)

Balance, end of the year	Ps.	1,694,411,922	Ps.	1,407,406,658

(1)	As of June 30, 2006 includes Ps. 24,832 related to Neuquén and Ps. 3,287,134 related to Alto Rosario.
(2)	As of June 30, 2007 related to Neuquén.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

r)	Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2007 prepared in accordance with SEC S-X 12-29.

	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of receivables subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None		127,676		73,445	None
Customer B	14%	May 2014	Monthly	None		77,163		128,542	None
Customer C	12%	September 2009	Monthly	None		76,000		27,884	None
Customer D	12%	April 2015	Monthly	None		72,801		57,107	None
Customer E	14%	June 2014	Monthly	None		70,165		148,550	None
Customer F	14%	July 2009	Monthly	None		60,368		140,838	None
Customer G	14%	April 2014	Monthly	None		57,802		41,731	None
Customer H	16%	February 2010	Monthly	None		57,539		29,580	None
Customer I	12%	April 2015	Monthly	None		53,173		41,829	None
Customer J	14%	February 2014	Monthly	None		49,908		76,109	None
Customer K	16%	September 2009	Monthly	None		20,000		43,608	None
Mortgages Receivables Ps.30,000-Ps.49,999	14-17%	September 2007-September 2009 -January 2011	Monthly	None		76,130		30,546	None
Mortgages Receivables Ps. 50,000-Ps. 69,999	14-15%	May 2009 - July 2014	Monthly	None		111,200		39,004	None
Mortgages receivables Ps.70,000-Ps.89,999	14-16%	June 2009 - December 2014	Monthly	None		234,710		1,992	None

					Ps.	1,144,635	Ps.	880,765

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

r)	Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivable is as follows:

	Years ended June 30,
	2007		2006
Balance, beginning of the year	Ps.	958,645	Ps.	1,122,500
Deductions during the year:
Collections of principal		(77,880)		(163,855)

Balance, end of year	Ps.	880,765	Ps.	958,645

s)	Acquisition of Empalme

The following schedule presents supplemental unaudited pro forma information as if the acquisition of Empalme had occurred on July 1, 2005. The unaudited pro forma statement of income information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what the Company’s future financial condition or operating results will be after giving effect to the Empalme transaction and does not reflect actions that may be undertaken by management in integrating this business.

	Pro Forma Year ended June 30,
	2007 Ps.	2006 Ps.
Revenues	487,130,852	368,096,444
Costs	(169,773,933)	(141,960,511)

Gross profit	317,356,919	226,135,933
Selling expenses	(84,512,497)	(47,680,834)
Administrative expenses	(80,232,145)	(54,239,713)
Net income from retained interest in securitized receivables	3,253,789	2,625,001
Gain from recognition of inventories at net realizable value	545,400	3,497,632

Operating income	156,411,466	130,338,019
Loss in equity investee	(678,569)	(678,881)
Amortization of goodwill	(4,366,356)	(4,739,675)
Financial results, net	(20,753,533)	(13,206,601)
Other expenses, net	(3,341,648)	(9,745,891)

Income before taxes	127,271,360	101,966,971
Income tax expense	(56,777,797)	(48,715,790)
Minority interest	(6,370,610)	(4,784,413)

Net income	64,122,953	48,466,768

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Goodwill, net

d.	Allowances and provisions

e.	Cost of leases and services, credit card operations and others

f.	Foreign currency assets and liabilities

g.	Other expenses

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

20.	Other financial statement information (continued)

a.	Fixed assets, net

	Original value

Principal account	Value as of beginning of year		Additions		Deductions		Transfers		Value as of end of year
Properties:
Shopping Centers:
-Abasto	Ps.	252,177,964	Ps.	370,202	Ps.	—	Ps.	41,173	Ps.	252,589,339
-Alto Palermo		406,821,358		379,750		(773)		76,688		407,277,023
-Alto Avellaneda		165,936,766		7,172,934		—		400,923		173,510,623
-Paseo Alcorta		105,970,967		592,550		—		7,714		106,571,231
-Alto Noa		43,218,304		93,420		(3,766)		—		43,307,958
-Buenos Aires Design		48,986,135		30,210		(1,385)		(43,178)		48,971,782
-Patio Bullrich		160,058,090		59,099		(13,018)		(11,038)		160,093,133
-Alto Rosario		86,479,033		960,379		—		4,054,930		91,494,342
-Mendoza Plaza Shopping		112,524,945		4,410,188		(6,890)		(543,516)		116,384,727
-Neuquén		10,321,414		—		67		—		10,321,481
-Rosario plots of land		—		—		—		—		—
-Caballito plots of land		—		—		—		—		—
-PAMSA		—		89,154,469		—		59,912,260		149,066,729
-Empalme		—		93,385,972		—		—		93,385,972
Other		10,013,202		—		(243,114)		—		9,770,088
Leasehold improvements		8,450,898		737,654		(19,463)		—		9,169,089
Facilities		37,107,083		4,167,566		—		1,092,076		42,366,725
Furniture and fixtures		18,271,076		3,481,433		(30,757)		275,707		21,997,459
Vehicles		205,933		52,760		—		—		258,693
Computer equipment		22,633,186		5,626,418		(51,451)		(1,893)		28,206,260
Software		7,906,893		6,314,515		(5,663)		2,057		14,217,802
-Suppliers advances-Rosario		1,222,672		37,133,870		(42,121)		(1,432,439)		36,881,982
Work-in-progress:
-Rosario		2,767,603		105,187		—		(2,832,258)		40,532
-Abasto		—		360,793		(27,289)		—		333,504
-Avellaneda		—		4,479,238		—		—		4,479,238
-SAPSA		—		133		—		(133)		—
-Caballito		—		—		—		—		—
-Neuquén		1,844,421		120,630		—		15,268		1,980,319
-Buenos Aires Design		—		43,501		—		4,766		48,267
-Leasehold improvements		1,009,330		695,991		—		(1,106,847)		598,474
-Patio Bullrich		208,438		449,478		—		—		657,916
-Paseo Alcorta		—		5,576,589		—		—		5,576,589
-Tarshop		—		41,938		—		—		41,938
-Mendoza Plaza Shopping S.A.		—		—		—		—		—
-Empalme		—		11,450		—		—		11,450
-PAMSA		—		18,539,679		—		—		18,539,679
Other		1,572		—		(1,572)		—		—

Total as of June 30, 2007	Ps.	1,504,137,283	Ps.	(7) 284,547,996	Ps.	(447,195)	Ps.	(6) 59,912,260	Ps.	1,848,150,344

Total as of June 30, 2006	Ps.	1,488,632,610	Ps.	30,261,398	Ps.	(14,693,730)	Ps.	(1) (62,995)	Ps.	1,504,137,283

	Depreciation										Net carrying value as of June 30
			Current year
Principal account	Accumulated as of beginning of year		Deductions		Additions		Amount		Accumulated as of end of year		Impairment		2007		2006
Properties:
Shopping Centers:
-Abasto	Ps.	63,818,261	Ps.	—	Ps.	—	Ps.	7,845,352	Ps.	71,663,613	Ps.	—	Ps.	180,925,726	Ps.	188,359,703
-Alto Palermo		213,308,549		(537)		100		18,451,716		231,759,828		—		175,517,195		193,512,809
-Alto Avellaneda		79,648,106		—		—		8,677,677		88,325,783		—		85,184,840		86,288,660
-Paseo Alcorta		43,711,088		—		—		4,005,101		47,716,189		—		58,855,042		62,259,879
-Alto Noa		14,201,824		(3,766)		—		2,069,636		16,267,694		—		27,040,264		29,016,480
-Buenos Aires Design		30,469,490		—		—		2,469,046		32,938,536		—		16,033,246		18,516,645
-Patio Bullrich		50,857,430		—		—		6,757,104		57,614,534		—		102,478,599		109,200,660
-Alto Rosario		3,307,709		—		—		2,501,250		5,808,959		—		85,685,383		83,171,324
-Mendoza Plaza Shopping		23,924,146		—		—		3,456,304		27,380,450		—		89,004,277		88,600,799
-Neuquén		—		—		—		—		—		—		10,321,481		8,167,430
-Rosario plots of land		—		—		—		—		—		—		—		—
-Caballito plots of land		—		—		—		—		—		—		—		—
-PAMSA		—		—		—		—		—		—		149,066,729		—
-Empalme		—		—		15,708,071		2,181,141		17,889,212		—		75,496,760		—
Other		711,611		(243,114)		—		441,714		910,211		—		8,859,877		9,301,591
Leasehold improvements		5,442,370		(19,393)		65		1,043,693		6,466,735		—		2,702,354		3,008,528
Facilities		22,937,699		—		1,261,493		2,427,473		26,626,665		—		15,740,060		14,169,384
Furniture and fixtures		13,128,409		(28,560)		690,536		1,624,480		15,414,865		—		6,582,594		5,142,667
Vehicles		130,211		—		52,760		25,241		208,212		—		50,481		75,722
Computer equipment		18,370,273		(41,078)		1,329,768		2,896,120		22,555,083		—		5,651,177		4,262,913
Software		5,219,411		(3,146)		3,537,830		1,224,599		9,978,694		—		4,239,108		2,687,482
-Suppliers advances-Rosario		—		—		—		—		—		—		36,881,982		1,222,672
Work-in-progress:
-Rosario		—		—		—		—		—		—		40,532		2,767,603
-Abasto		—		—		—		—		—		—		333,504		—
-Avellaneda		—		—		—		—		—		—		4,479,238		—
-SAPSA		—		—		—		—		—		—		—		—
-Caballito		—		—		—		—		—		—		—		—
-Neuquén		—		—		—		—		—		—		1,980,319		1,844,421
-Buenos Aires Design		—		—		—		—		—		—		48,267		—
-Leasehold improvements		—		—		597,562		322		597,884		—		590		1,009,330
-Patio Bullrich		—		—		—		—		—		—		657,916		208,438
-Paseo Alcorta		—		—		—		—		—		—		5,576,589		—
-Tarshop		—		—		—		—		—		—		41,938		—
-Mendoza Plaza Shopping S.A.		—		—		—		—		—		—		—		—
-Empalme		—		—		—		—		—		—		11,450		—
-PAMSA		—		—		—		—		—		—		18,539,679		—
Other		1,572		(1,572)		—		—		—		—		—		—

Total as of June 30, 2007	Ps.	589,188,159	Ps.	(341,166)	Ps.	23,178,185	Ps.	(3) 68,097,969	Ps.	680,123,147	Ps.	(5)—	Ps.	1,168,027,197	Ps.	—

Total as of June 30, 2006	Ps.	533,908,551	Ps.	(7,276,753)	Ps.	—	Ps.	(2) 62,556,361	Ps.	589,188,159	Ps.	(4) 2,153,984	Ps.	—	Ps.	912,795,140

(1)	Includes Ps. (71,092) reclassified to Other receivables and Ps. 8,097 reclassified from Other investments.
(2)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses”, except for Ps. 301,312 passed-through to tenants (See Note 20.g.).
(3)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses”, except for Ps. 316,296 passed-through to tenants (See Note 20.g.).
(4)	Net of the depreciation of the year of Ps. 120,999.
(5)	During fiscal year 2007, the Company recovered impairment of Ps. 2,153,984. See Note 7—Financial results, net.
(6)	Corresponds to the transfer of General Paz plot of land from Other investments, net. See Note 4.b.
(7)	Includes additions related to the commencement of the consolidation of Empalme, E-Commerce Latina S.A. and PAMSA of Ps. 188,791,480.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

20.	Other financial statement information (continued)

b.	Intangible assets, net

	Original value										Amortization								Net carrying value as of June 30,
													Current year
Principal account	Value as of beginning of year		Additions		Deductions		Transfers		Value as of end of year		Accumulated as of beginning of year		Increase (Decrease)		Amount (1)		Accumulated as of end of year		Impairment		2007		2006
Trademarks	Ps.	586,002	Ps.	—	Ps.	—	Ps	—	Ps.	586,002	Ps.	409,149	Ps.	—	Ps.	53,853	Ps.	463,002	Ps.	280	Ps.	122,720	Ps.	176,491
Preoperating expenses.		14,653,711		—		(6,069,772)		—		8,583,939		11,607,926		(6,069,772)		1,454,578		6,992,732		—		1,591,207		3,045,785

Total as of June 30, 2007	Ps.	15,239,713	Ps.	—	Ps.	(6,069,772)	Ps.	—	Ps.	9,169,941	Ps.	12,017,075	Ps.	(6,069,772)	Ps.	1,508,431	Ps.	7,455,734	Ps.	(4) 280	Ps.	1,713,927	Ps.	—

Total as of June 30, 2006	Ps.	15,206,346	Ps.	50,000	Ps.	(4,833)	Ps.	(2)(11,800)	Ps.	15,239,713	Ps.	10,466,070	Ps.	—	Ps.	1,551,005	Ps.	12,017,075	Ps.	(3) 362	Ps.	—	Ps.	3,222,276

(1)	The allocation of annual amortization charges in the statements of income is included in “Other expenses” (Note 20.g).
(2)	Reclassified to Other receivables.
(3)	Net of the amortization of the year of Ps. 152,163.
(4)	Net of the amortization of the year of Ps. 82. See Note 20.d.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

20.	Other financial statement information (continued)

c.	Goodwill, net

	Original value						Amortization						Net carrying value as of June 30,
Principal account	Value as of beginning of year		Additions		Value as of end of year		Accumulated as of beginning of year		Amount		Accumulated as of end of year		2007		2006
- Old Alto Palermo	Ps.	24,628,438	Ps.	—	Ps.	24,628,438	Ps.	21,549,884	Ps.	2,462,834	Ps.	24,012,718	Ps.	615,720	Ps.	3,078,554
- Tarshop		2,422,536		—		2,422,536		1,938,029		242,264		2,180,293		242,243		484,507
- Fibesa		21,217,024		—		21,217,024		12,661,770		2,053,238		14,715,008		6,502,016		8,555,254
- Ersa		(579,074)		—		(579,074)		(18,680)		(74,719)		(93,399)		(485,675)		(560,394)
- E-Commerce Latina S.A.		—		634,971		634,971		—		634,971		634,971		—		—
- Empalme		—		(10,670,507)		(10,670,507)		—		(317,261)		(317,261)		(10,353,246)		—

Total as of June 30, 2007	Ps.	47,688,924	Ps.	(10,035,536)	Ps.	37,653,388	Ps.	36,131,003	Ps.	(1) 5,001,327	Ps.	41,132,330	Ps.	(3,478,942)	Ps.	—

Total as of June 30, 2006	Ps.	48,267,998	Ps.	(579,074)	Ps.	47,688,924	Ps.	31,391,328	Ps.	4,739,675	Ps.	36,131,003	Ps.	—	Ps.	11,557,921

(1)	The allocation of annual amortization charges in the statements of income is included in “Amortization of goodwill”, except for Ps. 634,971 shown in Note 8 (Other expenses, net - Others).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

20.	Other financial statement information (continued)

d.	Allowances and provisions

									Carrying value as of June 30,
Item	Balances as of beginning of year		Transfers		Additions		Deductions		2007		2006		2005
Deducted from current assets:
Allowance for doubtful accounts	Ps.	43,435,193	Ps.	—	Ps.	(1) 33,887,501	Ps.	(6) (23,908,011)	Ps.	53,414,683	Ps.	43,435,193	Ps.	37,367,227
Impairment of inventory		205,599		—		—		(4) (101,197)		104,402		205,599		—

Total as of June 30, 2007	Ps.	43,640,792	Ps.	—	Ps.	33,887,501	Ps.	(24,009,208)	Ps.	53,519,085	Ps.	—	Ps.	—

Total as of June 30, 2006	Ps.	37,367,227	Ps.	—	Ps.	13,378,925	Ps.	(7,105,360)	Ps.	—	Ps.	43,640,792	Ps.	—

Total as of June 30, 2005	Ps.	34,061,561	Ps.	4,478,645	Ps.	6,590,250	Ps.	(7,763,229)	Ps.	—	Ps.	—	Ps.	37,367,227

Deducted from non-current assets:
Allowance for doubtful accounts	Ps.	1,332,818	Ps.	—	Ps.	(1) 621,727	Ps.	—	Ps.	1,954,545	Ps.	1,332,818	Ps.	969,219
Allowance for doubtful mortgage receivable		2,208,275		—		—		—		2,208,275		2,208,275		2,208,275
Impairment of fixed assets		2,153,984		—		—		(4) (2,153,984)		—		2,153,984		5,586,949
Impairment of intangible assets		362		—		—		(5) (82)		280		362		355,047
Impairment of non-current investments		190,000		—		—		(4) (18,000)		172,000		190,000		7,983,469

Total as of June 30, 2007	Ps.	5,885,439	Ps.	—	Ps.	621,727	Ps.	(2,172,066)	Ps.	4,335,100	Ps.	—	Ps.	—

Total as of June 30, 2006	Ps.	17,102,959	Ps.	—	Ps.	553,961	Ps.	(11,771,481)	Ps.	—	Ps.	5,885,439	Ps.	—

Total as of June 30, 2005	Ps.	29,975,755	Ps.	—	Ps.	924,256	Ps.	(13,797,052)	Ps.	—	Ps.	—	Ps.	17,102,959

Included in current liabilities:
Provision for contingencies	Ps.	506,714	Ps.	—	Ps.	(2) 226,686	Ps.	—	Ps.	733,400	Ps.	506,714	Ps.	2,032,500

Total as of June 30, 2007	Ps.	506,714	Ps.	—	Ps.	226,686	Ps.	—	Ps.	733,400	Ps.	—	Ps.	—

Total as of June 30, 2006	Ps.	2,032,500	Ps.	—	Ps.	506,714	Ps.	(2,032,500)	Ps.	—	Ps.	506,714	Ps.	—

Total as of June 30, 2005	Ps.	—	Ps.	2,032,500	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,032,500

Included in non-current liabilities:
Provision for contingencies	Ps.	10,667,309	Ps.	—	Ps.	(2) 5,148,304	Ps.	(3) (3,374,327)	Ps.	12,441,286	Ps.	10,667,309	Ps.	10,606,121

Total as of June 30, 2007	Ps.	10,667,309	Ps.	—	Ps.	5,148,304	Ps.	(3,374,327)	Ps.	12,441,286	Ps.	—	Ps.	—

Total as of June 30, 2006	Ps.	10,606,121	Ps.	—	Ps.	791,469	Ps.	(730,281)	Ps.	—	Ps.	10,667,309	Ps.	—

Total as of June 30, 2005	Ps.	5,995,698	Ps.	(2,032,500)	Ps.	6,879,052	Ps.	(236,129)	Ps.	—	Ps.	—	Ps.	10,606,121

(1)	Includes Ps. 28,331,790 allocated in “Selling expenses”, Ps. 1,041,066 related to the consolidation of E-commerce Latina S.A. and Empalme, and Ps. 5,136,372 related to the allowance of the cancelled trusts in the period.
(2)	Includes Ps. 3,369,430 shown in Note 8 - Other expenses, net, Ps. 324,300 shown in Note 20.g. (Other expenses - Cost of leases and services - Contingencies), Ps. 226,686 shown in Note 20.g. (Other expenses - Cost of credit card operations - Salaries, bonuses and social security contributions) and Ps. 1,454,574 related to the consolidation of E-Commerce Latina S.A. and Empalme.
(3)	Includes utilization of the year of Ps. 3,020,030, recovery of provision of Ps. 352,886 shown in Note 8 - Other expenses, net and Ps. 1,411 shown in Note 20.g. (Other expenses - Cost of others - Contingencies).
(4)	Related to recovery of impairment. See Note 7 - Financial results, net.
(5)	Corresponds to the amortization of the year.
(6)	Includes Ps. 4,325,247 related to recovery of allowance and Ps. 19,582,764 related to off set of the year.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

20.	Other financial statement information (continued)

e.	Cost of leases and services, credit card operations and others

	Year ended June 30,
	2007		2006		2005
I. Cost of leases and services
Expenses (Note 20.g)		90,718,723		76,634,274		69,203,912

Cost of leases and services	Ps.	90,718,723	Ps.	76,634,274	Ps.	69,203,912

II. Cost of credit card operations
Expenses (Note 20.g)		76,250,947		43,933,220		23,101,868

Cost of credit card operations	Ps.	76,250,947	Ps.	43,933,220	Ps.	23,101,868

III. Cost of others
Inventory as of the beginning of the years	Ps.	7,989,246	Ps.	18,936,565	Ps.	18,325,323
Plus:
Purchases of the years		2,138,623		1,497,876		1,536,418
Expenses (Note 20.g)		1,331,794		449,350		127,510
Recovery / (Increase) of impairment of inventory (Note 20.d)		101,197		(205,599)		500,134
Write offs due to obsolescence		(1,598,755)		—		—
Transfers (1)		(1,878,420)		2,311,304		(1,348,234)
Gain from valuation of inventories at net realizable value		545,400		3,497,632		—
Less:
Inventory as of the end of the years		(7,292,187)		(7,989,246)		(18,936,565)

Cost of others	Ps.	1,336,898	Ps.	18,497,882	Ps.	204,586

Total cost	Ps.	168,306,568	Ps.	139,065,376	Ps.	92,510,366

(1)	For the year ended June 30, 2007, corresponds to transfers of the cost of marketing merchandise shown in Note 4.d. For the year ended June 30, 2006, includes Ps. (1,516,129) related to transfers of the cost of marketing merchandise shown in Note 4.d. and Ps. 3,827,433 reclassified to other investments. For the year ended June 30, 2005, corresponds to transfers of the cost of marketing merchandise.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

20.	Other financial statement information (continued)

f.	Foreign currency assets and liabilities

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current exchange rate	2007		2006
Assets
Current assets
Cash and banks	US$	3,704,170	3.0530	Ps.	11,308,831	Ps.	27,294,672
Cash and banks	EURO	307,560	4.1298		1,270,161		1,181,616
Other investments, net	US$	(1) 95,929,753	3.0530		292,769,901		41,850
Accounts receivable, net	US$	2,124,706	3.0530		6,486,727		6,387,462
Other receivables and prepaid expenses, net	US$	—	3.0530		—		9,183,690

Total current assets		102,066,189		Ps.	311,835,620	Ps.	44,089,290

Non current assets
Accounts receivable, net	US$	93,917	3.0530	Ps.	286,729	Ps.	12,161,380
Other receivables and prepaid expenses, net	US$	44,949	3.0530		137,229		—
Other investments	US$	363,000	3.0530		1,108,239		—

Total non-current assets.		501,866			1,532,197		12,161,380

Total assets as of June 30, 2007		102,568,055		Ps.	313,367,817	Ps.	—

Total assets as of June 30, 2006		18,414,028		Ps.	—	Ps.	56,250,670

Liabilities
Current liabilities
Trade accounts payable	US$	326,536	3.0930	Ps.	1,009,976	Ps.	1,023,961
Customer advances	EURO	600,000	4.1842		2,510,520		2,365,800
Short-term debt	US$	7,411,644	3.0930		22,924,215		21,632,224
Related parties	US$	310,118	3.0930		959,195		988,660
Other Liabilities	US$	199,950	3.0930		618,445		—

Total current liabilities		8,848,248		Ps.	28,022,351	Ps.	26,010,645

Non current liabilities
Trade accounts payable	US$	6,726	3.0930	Ps.	20,804	Ps.	1,010,150
Long-term debt	US$	169,227,934	3.0930		523,422,000		145,852,155
Related parties	US$	—	3.0930		—		925,800
Other Liabilities	US$	173,302	3.0930		536,023		—

Total non-current liabilities		169,407,962		Ps.	523,978,827	Ps.	147,788,105

Total liabilities as of June 30, 2007		178,256,210		Ps.	552,001,178	Ps.	—

Total liabilities as of June 30, 2006		56,151,830		Ps.	—	Ps.	173,798,750

(1)	Includes US$ 45,000 valuated al fair market value (Ps. 35,750).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

20.	Other financial statement information (continued)

g.	Other expenses

	Expenses
Items	Cost of others		Cost of credit card operations		Cost of leases and services		Cost of pass- through expenses		Cost of collective promotion fund		Cost of expenses recovery		Subtotal cost		Administrative		Selling		Total as of June 30, 2007		Total as of June 30, 2006		Total as of June 30, 2005
Depreciation and amortization	Ps.	—	Ps.	1,302,361	Ps.	66,677,064	Ps.	299,448	Ps.	16,848	Ps.	(316,296)	Ps.	67,979,425	Ps.	1,310,597	Ps.	—	Ps.	69,290,022	Ps.	63,532,892	Ps.	58,367,673
Salaries, bonuses and social security contributions		9,631		24,869,891		—		38,865,059		5,103,741		(43,968,800)		24,879,522		28,816,861		5,208,641		58,905,024		34,749,462		19,936,107
Taxes, rates, contributions and services		44,840		14,191,681		39,096		14,420,910		1,583,064		(16,003,974)		14,275,617		10,130,141		24,784,172		49,189,930		31,359,068		18,839,950
Advertising		—		—		—		72,937		29,157,469		(29,230,406)		—		—		27,833,164		27,833,164		16,507,341		9,193,235
Fees for directors		—		—		—		—		—		—		—		11,751,793		—		11,751,793		8,883,474		8,950,771
Common area maintenance expenses		—		—		12,135,362		415,529		—		(415,529)		12,135,362		—		—		12,135,362		9,786,049		7,156,728
Fees and payments for services		1,249,715		8,335,243		—		5,024,982		63,009		(5,087,991)		9,584,958		17,931,281		205,901		27,722,140		17,364,094		5,786,237
Commissions		—		21,915,572		—		—		—		—		21,915,572		—		157,500		22,073,072		10,743,807		5,191,555
Parking		—		—		4,218,640		—		—		—		4,218,640		—		—		4,218,640		3,738,333		3,260,781
Allowance for doubtful accounts		—		—		—		—		—		—		—		—		24,006,543		24,006,543		10,897,356		2,883,259
Rental		—		1,362,491		—		894,229		46,002		(940,231)		1,362,491		2,975,961		—		4,338,452		3,596,502		2,293,814
Maintenance, repairs, cleaning and security		28,765		468,898		7,082,243		24,542,794		86,462		(24,629,256)		7,579,906		586,647		—		8,166,553		1,544,708		1,131,586
Insurance		—		1,252,157		—		568,986		16,544		(585,530)		1,252,157		1,673,708		—		2,925,865		1,597,308		962,008
Stationery		—		1,136,238		—		1,100,190		33,186		(1,133,376)		1,136,238		1,419,191		—		2,555,429		1,654,961		908,597
Personnel		—		1,385,283		—		2,495,709		432,597		(2,928,306)		1,385,283		2,006,795		—		3,392,078		1,094,036		753,069
Freight and transportation		—		—		—		435,865		61,935		(497,800)		—		86,648		—		86,648		90,743		297,579
Regulatory Authority expenses		—		—		—		—		—		—		—		211,076		—		211,076		137,145		152,031
Bank charges		—		—		—		2,140		373		(2,513)		—		499,592		—		499,592		366,426		133,470
Courses to tenants		—		—		—		—		—		—		—		—		—		—		—		127,510
Contingencies		(1,411)		—		324,300		—		—		—		322,889		—		—		322,889		964,514		665,764
Training expenses		—		—		—		—		—		—		—		—		—		—		304,401		131,397
Other services		—		—		242,018		362,122		75		(362,197)		242,018		—		404,190		646,208		242,361		242,019
Indemnity		—		—		—		—		—		—		—		—		370,995		370,995		212,406		—
Other		254		31,132		—		288,802		49,253		(338,055)		31,386		472,581		1,340,889		1,844,856		1,327,855		1,717,806
Expenses recovery		—		—		—		(89,789,702)		(36,650,558)		126,440,260		—		—		—		—		—		—

Total as of June 30, 2007	Ps.	1,331,794	Ps.	76,250,947		Ps.90,718,723	Ps.	—	Ps.	—	Ps.	—		Ps.168,301,464	Ps.	79,872,872		Ps.84,311,995	Ps.	332,486,331	Ps.	—	Ps.	—

Total as of June 30, 2006	Ps.	449,350	Ps.	43,933,220	Ps.	76,634,274	Ps.	—	Ps.	—	Ps.	—	Ps.	121,016,844	Ps.	52,773,070	Ps.	46,905,328	Ps.	—	Ps.	220,695,242	Ps.	—

Total as of June 30, 2005	Ps.	127,510		Ps23,101,868	Ps.	69,203,912	Ps.	—	Ps.	—	Ps.	—	Ps.	92,433,290	Ps.	31,875,300	Ps.	24,774,356	Ps.	—	Ps.	—	Ps.	149,082,946