Form 20-F
period 2008-06-30
ALTO PALERMO SA APSA
filed 2008-12-30
CIK 1128173

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 128 0-30982

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 22nd Floor

Buenos Aires, Argentina

(Address of principal executive offices)

Gabriel Blasi – CFO

Tel +(54 11) 4323 7449

Moreno 877 21st Floor (C1091AAQ) Buenos Aires

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2008 was 782,064,214

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

Large accelerated filer   ☐      Accelerated filer   ☒      Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued Other   ☒ by the International Accounting Standards Board.  ☐

If “Other” has been cheked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☐  Item 17     ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐  Yes    ☒  No

ALTO PALERMO S.A. (“APSA”)

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward looking statements.

This annual report includes forward-looking statements, principally under the captions “Summary” “Risk Factors”, “Operating and Financial Review and Prospects” and “Business Overview”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in Latin America and in the United States of America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	inflation;

•	interest rates;

•	government regulation;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations and declines in the value of Argentine public debt;

•	competition in the shopping center and related industries;

•	deterioration in regional and national business and economic conditions in Argentina;

•	fluctuations and declines in the exchange rate of the Peso; and

•	the risk factors discussed under “Risk Factors” beginning on page 13.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “foresee”, “understand”, and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this Form because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this Form might not occur and are not guarantees of future performance.

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report where we refer to “Peso,” “Pesos,” or “Ps.” we mean Argentine pesos, the lawful currency in Argentina; when we refer to “U.S. dollars,” or “US$” we mean United States dollars, the lawful currency of the United States of America; and when we refer to “Central Bank” we mean the Argentine Central Bank.

This annual report contains our audited consolidated financial statements as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006 (our consolidated financial statements). Our consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm whose report is included herein.

We prepare our consolidated financial statements in Pesos and in conformity with generally accepted accounting principles in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively, “Argentine GAAP”) and the regulations of the Comisión Nacional de Valores which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in our consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). See Note 19 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’equity.

In order to comply with Comisión Nacional de Valores regulations, we recognized deferred income tax assets and liabilities on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP for the year ended June 30, 2006. However, such departure has not had a material effect on our consolidated financial statements. As further discussed below, the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the Comisión Nacional de Valores. Since the Comisión Nacional de Valores adopted the CPCECABA standards effective for our fiscal year ended June 30, 2007, there was no longer a difference on this subject between Argentine GAAP and the Comisión Nacional de Valores regulations.

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

The Comisión Nacional de Valores issued General Resolutions Nº 485 and 487 on December 29, 2005 and January 26, 2006, respectively, adopting, with certain modifications, new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were effective for our fiscal year ended June 30, 2007. The most significant changes included in the accounting standards adopted by the Comisión Nacional de Valores related to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting. Under the new standards, the carrying value of a long-lived asset is considered impaired by a company when its value in use or its net realizable value, whichever is greater, is less than its carrying value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the assets less costs to sell. The new standards also provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandated companies to treat these differences as temporary but allowed a one-time accommodation to continue treating those differences as permanent at the time of adoption of the standard. As a result, we elected to continue treating differences as permanent. In addition, the new standards provided for the recognition of deferred income taxes on a non-discounted basis.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the exchange rate quoted by the Central Bank for June 30, 2008, which was Ps.3.025 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2004, 2005, 2006, 2007 and 2008 are to the fiscal years ended June  30, 2004, 2005, 2006, 2007 and 2008, respectively.

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

A. Selected financial data

The following selected consolidated financial data has been derived from our audited consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2008, 2007 and 2006 and the selected consolidated balance sheet data as of June 30, 2008 and 2007 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

The selected consolidated statements of income data for the years ended June 30, 2005 and 2004 and the selected consolidated balance sheet data as of June 30, 2006 and 2005 have been derived from our audited consolidated financial statements as of June 30, 2006 and 2005 and for each of the three years in the period ended June 30, 2006 which are not included herein. Certain reclassifications have been made to consolidated financial data derived from our audited consolidated financial statements as of June 30, 2006 and 2005 and for the three years in the period ended June 30, 2006 which are not included herein, to conform to the presentation of our fiscal year ended June 30, 2008.

The selected consolidated balance sheet data as of June 30, 2004 has been derived from our audited consolidated financial statements as of June 30, 2005 and 2004 and for each of the three years in the period ended June 30, 2005, which are not included herein. Certain reclassifications have been made to these figures to conform to the presentation of our fiscal year ended June 30, 2008.

References to fiscal years 2004, 2005, 2006, 2007 and 2008 are to the fiscal years ended June 30, 2004, 2005, 2006, 2007 and 2008, respectively:

	As of and for the year ended June 30(1)
	2008	2008	2007	2006	2005	2004
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
INCOME STATEMENT DATA
Argentine GAAP
Revenues:
Leases and services	114,794.2	347,252.6	270,132.0	215,003.0	165,477.9	113,151.5
Consumer Financing	96,208.4	291,030.3	212,965.3	122,968.6	64,558.0	30,034.4
Other	618.4	1,870.7	133.9	23,384.3	121.4	64.1
Total revenues	211,621.0	640,153.6	483,231.2	361,355.9	230,157.3	143,250.0
Costs	(76,504.0)	(231,424.7)	(168,306.6)	(139,065.4)	(92,510.4)	(73,400.4)
Gross Profit:
Leases and services	82,126.5	248,432.5	179,413.3	138,368.8	96,274.0	51,744.6
Consumer financing	52,618.5	159,170.9	136,714.4	79,035.4	41,456.1	18,069.3
Other	372.0	1,125.5	(1,203.1)	4,886.3	(83.1)	35.8
Total gross profit	135,117.0	408,728.9	314,924.6	222,290.5	137,647.0	69,849.7

Selling expenses	(45,131.2)	(136,522.0)	(84,312.0)	(46,905.3)	(24,774.4)	(9,826.8)
Administrative expenses	(36,007.6)	(108,923.1)	(79,872.9)	(52,773.1)	(31,875.3)	(20,720.9)
Net loss (income) from retained interest in securitization	(416.9)	(1,261.1)	3,253.8	2,625.0	423.5	260.9
Gain from recognition of inventories at Net Realizable Value	61.2	185.2	545.4	3,497.6	—	—
Torres de Abasto unit contract rescissions	—	—	—	—	—	—
Operating income:
Leases and services	60,578.3	183,249.3	127,052.6	96,657.2	68,298.3	34,053.7
Consumer financing	(7,290.3)	(22,053.1)	30,677.7	24,411.3	13,492.9	5,630.3
Other	334.4	1,011.7	(3,191.4)	7,666.3	(370.4)	(121.2)
Total operating income	53,622.4	162,207.9	154,538.9	128,734.8	81,420.8	39,562.8

Equity loss from related companies	(4.7)	(14.1)	(678.6)	(678.9)	(706.6)	(1,126.5)
Amortization of goodwill	(727.9)	(2,202.1)	(4,366.3)	(4,739.6)	(4,826.8)	(4,826.5)
Financial results, net(3)	(4,425.7)	(13,387.8)	(19,466.4)	(15,633.9)	2,411.2	7,324.8
Other income (expenses), net	2,900.8	8,775.0	(3,347.5)	(9,761.8)	(7,382.0)	(5,227.6)
Income before taxes and minority interest	51,364.9	155,378.9	126,680.1	97,920.6	70,916.6	35,707.0

Income tax (expense) benefit	(25,293.9)	(76,513.9)	(56,252.9)	(48,457.1)	(33,615.9)	(16,311.4)
Minority interest	365.3	1,104.9	(6,370.6)	(4,784.4)	(4,045.4)	(558.1)

Total net income	26,436.4	79,970.0	64,056.6	44,679.0	33,255.4	18,837.5
Basic net income (loss) per common share	0.10	0.10	0.08	0.06	0.04	0.01
Basic net income (loss) per ADS	4.09	4.09	3.28	2.29	1.71	0.40
Diluted net income (loss) per common share	0.04	0.04	0.03	0.03	0.02	0.01
Diluted net income (loss) per ADS	1.56	1.56	1.32	1.12	0.73	0.40
Number of shares outstanding	782,064.2	782,064.2	782,064.2	781,962.6	780,423.6	727,682.3

U.S. GAAP
Revenues(4)	263,312.8	796,521.2	600,241.7	451,696.4	294,964.9	199,789.2
Costs(4)	(124,105.8)	(375,420.0)	(275,258.7)	(223,541.9)	(152,520.2)	(128,135.3)
Gross Profit	139,207.0	421,101.2	324,983.0	228,154.5	142,444.7	71,653.9
Selling expenses	(43,594.5)	(131,873.2)	(82,837.4)	(54,436.0)	(24,774.4)	(11,959.7)
Administrative expenses	(36,007.6)	(108,923.1)	(79,872.9)	(52,773.1)	(31,875.3)	(20,720.9)
Net income (loss) from retained securitized receivables	(3,104.8)	(9,392.0)	(1,494.4)	(13,933.1)	2,578.3	(2,313.3)
Torres de Abasto unit contracts’ rescissions	—	—	—	—	—	—
Operating income	56,500.1	170,912.9	160,778.3	107,012.3	88,373.3	36,659.9
Equity loss from related companies	(4.7)	(14.1)	(678.6)	(678.9)	(689.1)	626.4
Financials results, net	854.0	2,583.5	(25,737.6)	(25,230.5)	(18,376.0)	(19,608.5)
Other (expenses) income, net	(969.8)	(2,933.7)	(6,261.6)	(3,212.0)	(6,025.2)	(2,322.5)
Income before taxes and minority interest	56,379.7	170,548.6	128,100.5	77,890.9	63,283.0	15,355.3
Income tax (expense) benefit	(19,489.0)	(58,954.3)	(46,858.8)	(28,235.4)	(22,494.5)	(7,398.2)
Minority interest	(701.3)	(2,121.4)	(5,499.6)	(2,647.7)	(4,619.5)	(706.0)
Net income (loss)	36,189.4	109,472.9	75,742.1	47,007.8	36,169.0	7,251.1

	As of and for the year ended June 30(1)
	2008	2008	2007	2006	2005	2004
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
BALANCE SHEET DATA
Argentine GAAP
Current Assets:
Cash, banks and other investments, net	119,430.1	361,276.2	517,238.5	70,472.5	66,673.8	75,273.7
Accounts receivable, net	54,627.0	165,246.6	154,208.8	104,820.1	56,415.5	27,114.1
Other receivables and prepaid expenses	21,176.6	64,059.1	49,105.6	30,421.70	31,855.70	23,707.10
Inventory, net	215.5	652.0	7,292.2	7,989.3	888.2	780.3
Total current assets	195,449.2	591,233.9	727,845.1	213,703.6	155,833.2	126,875.2
Non-current assets:
Accounts receivable, net	3,348.2	10,128.4	41,967.9	32,539.7	7,698.8	2,749.4
Other receivables and prepaid expenses, net	19,076.0	57,704.9	32,131.0	13,254.5	11,402.4	38,914.8
Inventory, net	1,119.8	3,387.3	—	—	18,048.4	17,545.0
Fixed assets, net	433,898.9	1,312,544.1	1,168,027.2	912,795.1	949,137.1	864,449.1
Investments	—	—	—	129.5	808.4	7,198.1
Other investments, net	88,569.8	267,923.5	125,504.4	167,842.9	83,704.6	70,140.7
Intangible assets, net	385.5	1,166.2	1,713.9	3,222.3	4,385.2	1,735.9
Goodwill, net	(3,965.4)	(11,995.4)	(3,478.9)	11,557.9	16,876.7	21,703.6
Total non-current assets	542,432.8	1,640,859.0	1,365,865.5	1,141,341.9	1,092,061.6	1,024,436.6
Total assets	737,882.0	2,232,092.9	2,093,710.6	1,355,045.5	1,247,894.8	1,151,311.8
Current liabilities:
Trade accounts payable	71,929.1	217,585.5	179,489.4	101,949.6	49,992.1	31,824.4
Short-term debt	35,038.9	105,992.7	78,898.2	93,431.0	58,639.1	95,587.7
Salaries and social security payable	7,939.9	24,018.3	19,598.8	10,885.4	8,443.9	5,743.8
Taxes payable	20,158.2	60,978.5	44,714.9	23,762.0	10,994.9	7,179.2
Customer advances	22,570.9	68,277.1	58,548.0	48,052.8	36,306.6	19,332.3
Related parties	3,234.8	9,785.3	4,969.4	3,769.3	1,538.9	8,432.7
Dividends payable	—	—	926.4	—	39.0	337.7
Other liabilities	6,788.8	20,536.0	15,463.2	11,200.2	10,575.1	5,638.7
Total (debts)	167,660.6	507,173.4	402,608.3	293,050.1	176,529.6	174,076.5
Provisions	216.7	655.5	733.4	506.7	2,032.5	—
Total current liabilities	167,877.3	507,828.9	403,341.7	293,556.8	178,562.1	174,076.5
Non-current liabilities:
Trade accounts payable	1,071.3	3,240.8	20.8	1,010.2	1,870.6	2,865.0
Long-term debt	218,942.7	662,301.5	678,751.9	146,779.6	175,139.9	145,064.9
Taxes payable	9,994.7	30,234.0	27,660.9	13,707.0	8,463.7	9,300.0
Customer advances	27,798.9	84,091.6	65,725.4	41,535.3	39,264.3	27,546.3
Related parties	—	—	—	—	1,732.2	—
Other liabilities	3,447.0	10,427.3	10,433.5	10,959.0	13,829.8	701.6
Total (debts)	261,254.6	790,295.2	782,592.5	213,991.1	240,300.5	185,477.8
Provisions	2,582.7	7,812.6	12,441.3	10,667.4	10,606.1	5,995.7
Total non-current liabilities	263,837.3	798,107.8	795,033.8	224,658.5	250,906.6	191,473.5
Total liabilities	431,714.6	1,305,936.7	1,198,375.5	518,215.3	429,468.7	365,550.0
Minority interest	25,785.3	78,000.4	71,427.9	29,989.7	27,418.5	15,388.1
Retained earnings (accumulated deficit)	26,436.4	79,970.0	64,056.6	106,610.5	92,594.2	78,176.4
Shareholders’ equity	280,382.1	848,155.8	823,907.2	806,840.5	791,007.6	770,373.7
BALANCE SHEET DATA
U.S. GAAP
Current Assets:
Cash, banks and other investments, net	119,430.1	361,276.2	519,873.7	70,526.4	69,628.3	73,886.3
Accounts receivable, net	43,998.8	133,096.1	140,659.5	96,600.8	56,415.5	27,114.1
Other receivables and prepaid expenses	31,164.7	94,273.3	65,104.6	41,616.6	36,298.1	24,206.5
Inventory, net	215.5	652.0	4,781.7	4,491.6	888.1	780.3
Total current assets	194,809.1	589,297.6	730,419.5	213,235.4	163,230.0	125,987.2
Non-current assets:
Accounts receivable, net	3,348.2	10,128.4	41,967.9	32,539.7	7,698.8	2,749.4
Other receivables and prepaid expenses, net	14,388.0	43,523.8	21,400.5	7,336.8	3,649.9	36,871.5
Inventory, net	1,070.1	3,236.9	—	—	18,048.4	17,545.0
Fixed assets, net	415,327.9	1,256,366.9	1,133,654.1	871,762.7	909,093.4	820,622.8
Investments	—	—	—	129.5	808.4	4,712.8
Other investments, net	88,569.8	267,923.5	125,504.4	167,842.9	83,704.6	70,140.7
Intangible assets, net	293.3	887.1	122.7	176.5	226.8	74.5
Goodwill, net	13,149.1	39,776.0	13,903.2	28,940.1	34,258.9	39,085.6
Total non-current assets	536,146.4	1,621,842.7	1,336,552.8	1,108,728.2	1,057,489.2	991,802.3
Total assets	730,955.5	2,211,140.3	2,066,972.3	1,321,963.6	1,220,719.2	1,117,789.5
Current liabilities:
Trade accounts payable	75,580.0	228,629.5	186,669.4	102,153.0	50,186.1	31,824.4
Short-term debt	35,038.9	105,992.6	78,898.2	93,431.0	58,639.1	95,587.7

	As of and for the year ended June 30(1)
	2008	2008	2007	2006	2005	2004
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
Salaries and social security payable	7,939.9	24,018.3	19,598.8	10,885.4	8,443.9	5,743.8
Taxes payable	20,158.2	60,978.5	44,714.9	23,762.0	10,994.9	7,179.2
Customer advances	22,570.9	68,277.1	58,548.0	48,052.8	36,306.6	19,332.2
Related parties	3,234.8	9,785.3	4,969.5	3,769.3	1,538.9	8,432.7
Dividends payable	—	—	926.4	—	39.0	337.7
Other liabilities	6,788.8	20,536.0	15,463.2	11,200.2	10,575.0	5,638.8
Total (debts)	171,311.5	518,217.4	409,788.3	293,253.6	176,723.5	174,076.5
Provisions	216.7	655.5	733.4	506.7	2,032.5	—
Total current liabilities	171,528.2	518,872.9	410,521.7	293,760.3	178,756.0	174,076.5
Non-current liabilities:
Trade accounts payable	1,071.3	3,240.8	20.9	1,010.2	1,870.7	2,865.0
Long-term debt	218,170.1	659,964.6	676,273.3	143,946.3	175,139.9	145,466.5
Taxes payable	45,775.7	138,471.4	157,311.6	151,025.3	155,502.0	153,106.8
Customer advances	27,798.9	84,091.6	65,725.4	41,535.3	39,264.3	27,546.3
Related parties	—	—	—	—	1,732.2	—
Other liabilities	4,247.4	12,848.5	10,433.5	10,959.0	13,829.8	701.7
Total (debts)	297,063.4	898,616.8	909,764.7	348,476.1	387,338.9	329,686.3
Provisions	2,582.7	7,812.6	12,441.2	10,667.3	10,606.1	5,995.7
Total non-current liabilities	299,646.1	906,429.4	922,205.9	359,143.4	397,945.0	335,682.0
Total liabilities	471,174.3	1,425,302.3	1,332,727.6	652,903.7	576,701.0	509,758.5
Minority interest	24,430.1	73,901.1	66,170.2	25,212.9	24,042.4	12,800.3
Shareholders’ equity	235,351.1	711,936.9	668,074.5	643,847.0	619,975.8	595,230.7

CASH FLOW DATA
Argentine GAAP:
Net cash provided by operating activities	55,572.7	168,107.5	179,711.5	170,666.1	95,100.6	78,510.9
Net cash used in investing activities	(112,610.7)	(340,647.6)	(184,182.6)	(124,023.5)	(61,476.9)	(17,898.7)
Net cash provided by (used in) financing activities	(15,369.4)	(46,492.5)	433,562.8	(39,952.4)	(52,205.7)	(20,603.1)

U.S. GAAP: (6)
Net cash provided by operating activities	55,323.2	167,352.8	178,981.8	169,521.9	95,239.5	76,533.6
Net cash used in investing activities	(116,106.7)	(351,222.9)	(622,289.2)	(124,023.5)	(61,390.2)	(17,898.7)
Net cash used in financing activities	(15,369.4)	(46,492.5)	433,562.8	(39,952.4)	(52,205.7)	(20,603.1)
Effect of exchange rate changes on cash and cash equivalents	248.8	752.7	729.7	1,144.1	(225.7)	1,977.3
Effect of inflation accounting	—	—	—	—	—	—
OTHER FINANCIAL DATA
Argentine GAAP:
Capital expenditures(5)	80,893.3	244,702.2	96,334.4	100,183.7	51,288.9	20,579.7
Depreciation and Amortization (7)	26,176.9	79,185.0	74,607.6	68,573.9	63,433.5	58,404.5
Ratio of current assets to current liabilities	1.16	1.16	1.80	0.73	0.87	0.73
Ratio of non-current assets to total assets	0.74	0.74	0.65	0.84	0.88	0.89
Dividends per share	0.07	0.07	0.06	0.04	0.02	0.03
Dividends per ADS	2.80	2.80	2.40	1.49	0.92	0.98
Working capital	27,571.9	83,405.0	324,503.4	(79,853.2)	(22,728.9)	(47,201.3)

(1)	In thousands of Pesos, except per share amounts and ratios. Includes adjustements for inflation through February 28, 2003. Totals may not sum due to rounding.
(2)	Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina as of June 30, 2008, which was Ps. 3.025 per US$ 1.0 as of June 30, 2008. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.
(3)	Includes interest income, interest expense, results from derivative instruments, exchange differences and holding losses, gains on redemption of loans, impairment losses and reversals, and results on repurchase of debt.
(4)	As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. We do not charge any mark up on reimbursable costs. These expenses are incurred and paid by us and then passed through to tenants as reimbursable costs. Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the financial statements. Under U.S. GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet. Prior year amounts have been modified to reflect this disclosure difference.

(5)	Capital expenditures include the purchase of fixed assets (including facilities and equipment) and undeveloped parcels of land. Capital expenditures also include escrow deposits held in favor of third parties related to the acquisition of certain fixed assets.
(6)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of SFAS No. 95 under U.S. GAAP. See Note 19 to our consolidated financial statements for details of the differences in classifications affecting the categories of cash flows.
(7)	Corresponds to amortization and depreciation include in operating income.

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. Since June 30, 2002, the Peso has appreciated versus the U.S. dollar from an exchange rate of Ps.3.80=US$1.00 to an exchange rate of Ps.3.4060=US$1.00 at December 17, 2008 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. Due to external shocks and aiming to maintain a stable parity, during the fiscal year 2008 the Central Bank has indirectly affected the exchange rate market, through active participation.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing
Fiscal year ended June 30, 2003	3.7400	2.7120	3.2565	2.8000
Fiscal year ended June 30, 2004	2.9510	2.7100	2.8649	2.9580
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9230	2.8670
Fiscal year ended June 30, 2006	3.0880	2.8590	3.0006	3.0860
Fiscal year ended June 30, 2007	3.1080	3.0480	3.0862	3.0930
Fiscal year ended June 30, 2008	3.1840	3.0160	3.1396	3.0250
June 2008	3.1110	3.0160	3.0485	3.0250
July 2008	3.0440	3.0140	3.0230	3.0440
August 2008	3.0520	3.0250	3.0333	3.0300
September 2008	3.1350	3.0280	3.0833	3.1350
October 2008	3.3880	3.1340	3.2423	3.3880
November 2008	3.3870	3.2850	3.3264	3.3730
December 2008 (As of December 17, 2008)	3.4680	3.3830	3.4175	3.4060

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(3)	Average month-end closing exchange rates.

Fluctuations in the Peso-dollar exchange rate may affect the equivalent in dollars of the price in Pesos of our shares on the Buenos Aires Stock Exchange. Increases in Argentine inflation or devaluation of the Argentine currency could have a material adverse effect on our operating results.

B. Capitalization and Indebtedness

This section is not applicable.

C. Reasons for the Offer and Use of Proceeds

This section is not applicable.

D. Risk Factors

You should consider the following risks described below, in addition to the other information contained in this annual report. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares, ADSs and warrants involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Related to Argentina

Argentina’s recent growth may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess capacity. The recovery, however, has resulted in inflation and has intensified the country’s need for capital investment, with many sectors, in particular the energy sector, operating near full capacity. Additionally, the current global financial crisis and economic downturn has begun to have a significant adverse impact on the country’s performance and could worsen in the foreseeable future. Commodities prices, particularly those related to Argentine exports such as soybean have declined significantly recently. Access to international financing, already limited as a result of the sovereign default in 2002, is currently virtually unavailable. Moreover, the country’s relative stability since 2002 has been affected recently, by increased political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. A deterioration in the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso in January 2002 created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilizing in 2003. However, inflationary pressures have since reemerged with consumer prices increasing by 12.3% in 2005. In 2006 and in 2007, inflation was 9.8% and 8.5%, respectively, in part due to actions implemented by the Argentine government to control inflation, which included limitations on exports and price arrangements agreed to with private sector companies. However, in spite of this decline in inflation, uncertainty surrounding future inflation may impact the country’s growth.

As of November 30, 2008, according to the argentine statistics and census agency, or INDEC, consumer prices increased by 7.9% on an annualized basis.

In the past, inflation has undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment would impact in the long term credit market and real estate market and may also affect Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists as well as the international and Argentine press have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing inflation. At the time that INDEC adopted this change in methodology; the Argentine government also replaced several key personnel at INDEC, prompting complaints of governmental interference from the technical staff at INDEC. In addition, the International Monetary Fund, or IMF, has requested that the government clarify its inflation rates. More recently, in June 2008, INDEC published a new consumer price index that eliminates nearly half of the items included in previous surveys and introduces adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations. INDEC has indicated that it based its evaluation of spending habits on a study of a national household consumption survey from 2004 to 2005 in addition to other sources; however, the new index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other indexes published by INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports. In addition, if it is determined that it is necessary to correct the consumer price index and the other INDEC indexes derived from the consumer price index, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a materially adverse effect on our ability to access international credit markets at market rates to finance our operations.

Argentina’s ability to obtain financing from international markets is limited which may affect its ability to implement reforms and foster economic growth.

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of the restructuring, it had approximately US$126.6 billion in total outstanding debt remaining. Of this amount, approximately US$19.5 billion are defaulted bonds owned by creditors who did not participate in the restructuring of the external financial debt. As of June 30, 2008, the total outstanding debt was approximately US$ 149.8 billion.

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Centre for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. As of the date of this annual report, the ICSID has rendered decisions in eight cases, requiring the Argentine government to pay approximately U$S 1.0 billion plus interest in claims.

Argentina has recently reinitiated discussions with holdout creditors and certain multilateral institutions. However, Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from reentering the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims may result in material judgments against the Argentine government and could result in attachments of, or injunctions relating to, assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth which could have a material adverse effect on the country’s economy and, consequently, our business. In addition, the difficulties Argentina faces to access financing in the international markets could have an adverse effect on our capacity to obtain financing in the international markets in order to finance our operations and growth.

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

The Argentine government has historically exercised significant influence over the country’s economy. Additionally, the country’s legal and regulatory frameworks have at times suffered radical changes, undue political influence and significant uncertainties. Moreover, during its crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tension. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

The nationalization of Argentina’s pension funds will adversely affect local capital markets.

In December 2008, the Argentina government transferred the approximately Ps. 94.4 billion (US$29.3 billion) in assets held by the country’s ten private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the government-run social security agency (ANSES).

AFJPs were the largest participants in the country’s local capital market. With the nationalization of their assets, the local capital market is expected to diminish in size and be substantially concentrated in the hands of the government. In addition, the government will become a significant shareholder in many of the country’s private companies. As a result, access to liquidity may be further limited, funding costs may rise and the government may have greater influence over the operations of private companies.

The nationalization of the AFJPs has adversely affected investor confidence in Argentina. In addition, we cannot assure you that the government will not take similar measures in the future that interfere with private sector businesses and adversely affect the economy.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Many of these restrictions were substantially eased after the crisis. However, in June 2005, the government issued decree No. 616/2005, that established additional controls on capital inflows, including the requirement that, subject to limit exemptions, 30% of funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. This measure increases the cost of obtaining foreign funds and limits access to these funds.

The Argentine government may impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in the future, for example in response to capital flight or depreciation of the peso. These restrictions may have a negative effect on the economy and our business if imposed in an economic environment where access to local capital is substantially constrained.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859 eliminating the limitation on companies´ ability to purchase foreign currency and transfer it outside Argentina to pay dividends. However similar restrictions may be enacted by the Argentine government or the Central Bank again and, if this were to occur, it could have an adverse effect on the value of our common shares and the ADSs. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of ADSs.

The stability of the Argentine banking system is uncertain.

During 2001 and the first half of 2002, a significant amount of deposits were withdrawn from Argentine financial institutions. This massive withdrawal of deposits was largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain peso-dollar parity in the context of its solvency crisis. To prevent a run on the U.S. dollar reserves of local banks, the government restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. While the condition of the financial system has improved, adverse economic developments, even if not related to or attributable to the financial system, could result in deposits flowing out of the banks and into the foreign exchange market, as depositors seek to shield their financial assets from a new crisis. Any run on deposits could create liquidity or even solvency problems for financial institutions, resulting in a contraction of available credit.

In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the Argentine government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth.

The Argentine economy could be adversely affected by economic developments in other global markets, in particular the current global financial crisis and economic downturn.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries, including Argentina and the availability of funds for issuers in such countries. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility.

The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

In addition, Argentina may also be affected by the economic conditions of major trade partners, such as Brazil, or countries such as the United States, that are significant trade partners and/or have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these countries, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be impacted by decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

In 2008, particularly in recent months, the global financial system has been experiencing unprecedented volatility and disruption. The current financial turmoil has led to a significant tightening of credit, low levels of liquidity, extreme volatility in fixed income, credit, currency and equity markets and capital outflows away from emerging markets, including Argentina. This financial crisis has also begun to significantly and adversely impact global economic conditions. Countries around the world are currently experiencing a significant deterioration in economic conditions, including the United States which is currently in a pronounced recession. These conditions have had a negative impact on the Argentine economy, and could continue to adversely affect the conditions in the country in the foreseeable future. Although the extent of the impact is difficult to predict at this time, current global financial and economic conditions are expected to have a material adverse effect on Argentina’s economy, and consequently on our business.

If the decline in international prices for Argentina’s main commodity exports continues it could have an adverse effect on Argentina’s economic growth and on our business

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control.

Argentina’s recovery from the crisis at 2001 and 2002 has depended to a significant extent on the rise in commodity the prices, particularly prices of its main commodity exports, such as soybean. High commodity prices have contributed significantly to government revenues from taxes on exports. In recent months, the prices of the commodities that Argentina exports have decline significantly. If commodity prices continue to decline, the growth of the Argentine economy, could be adversely affected. Such occurrence would have a negative impact on the levels of government revenues and the government’s ability to service its debt.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of several years of recession, and the forced conversion into Pesos and subsequent freeze of gas and electricity tariffs, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints. The federal government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production and transportation capacity and energy generation and transportation capacity over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed.

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

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of our shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. If the international financial crisis has a substantial impact on economic activity in Argentina, it will likely have a material adverse effect on the revenues from the shopping center activity.

Our performance is subject to risks associated with real estate investments.

Our real estate investments are subject to risks common to commercial and residential properties in general, many of which are not within our control. Any of these risks may materially and adversely affect our business, financial condition or results of operations. The yields available from equity investments in real estate depend on the level of sales or rental income generated and expenses incurred. Our ability to generate sufficient income from our properties to service our debt and cover other expenses may be adversely affected by the following factors, among others, some of which we cannot control:

•	downturns in the national, regional and local economic climate;

•	changes in interest rates and availability of financing;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes);

•	oversupply of retail space or a reduction in demand for retail space, which could result in lower rent prices and lower revenues for us;

•	increased competition from other real estate operators which might drive down our prices and profits;

•	increases in operating expenses which could lower our profitability;

•	the inability to collect rents due to bankruptcy or insolvency of tenants or otherwise;

•	the need to periodically renovate, repair and release space, the higher costs thereof;

•	exercise by our tenants of their legal right to terminate their leases early; and

•	the inability to find new tenants as leases on our properties expire or terminate early.

An economic downturn in the areas in which the shopping centers are located, bankruptcy of tenants and reduction in the shopping center sales due to lower disposable income might materially and adversely affect our financial condition and results of operations. Increases in operating costs due to inflation and other factors such as insurance expense, utilities, real estate taxes, state and local taxes and heightened security and cleaning costs, may result in the inability or unwillingness of some tenants to pay rent or increase expense.

The current economic environment for real estate companies and credit crisis may adversely impact our results of operations and business prospects significantly.

The success of our business and profitability of our operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of available credit for acquisitions would be likely to constrain our business growth. As part of our business goals, we intend to increase our properties portfolio with strategic acquisitions of core properties at advantageous prices, and core plus and value added properties where we believe we can bring necessary expertise to enhance property values. In order to pursue acquisitions, we need access to equity capital and also debt financing. Current disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Presently, access to capital and debt financing options are severely restricted and it is uncertain how long current economic circumstances may last. Any consideration of sales of existing properties or portfolio interests may be tempered by current decreasing property values. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. There can be no assurances that government responses to the disruptions in the financial markets will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

The loss of significant tenants could adversely affect both the operating revenues and value of our propertie

We have a number of important tenants occupying space in more than one shopping center. A decision by an anchor tenant or other significant tenant to cease operations at one or more of our properties could have a material adverse effect on those properties and, by extension, on our financial condition and results of operations. The closing of an anchor or other significant tenant may allow other tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. In addition, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of one or more significant tenants, if we are not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

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

We face risks associated with property acquisitions.

We have acquired in the past, and intend to acquire in the future, properties, including large properties (such as the acquisition of Abasto de Buenos Aires or Alto Palermo Shopping) that would increase our size and potentially alter our capital structure. Although we believe that the acquisitions that we have completed in the past and that we expect to undertake in the future, have, and will, enhance our future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

•	we may not be able to obtain financing for acquisitions on favorable terms;

•	acquired properties may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be higher than we estimate;

•

acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures; and

•

we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into our organization and to manage new properties in a way that allows us to realize cost savings and synergies.

Our development activities depend on our ability to obtain and maintain zoning, environmental, land-use and other governmental approvals.

We own parcels of land which are not currently zoned for the type of development we propose. In addition, we do not yet have the required building, occupancy and other governmental permits and authorizations that we will need to be able to develop these properties as we currently propose. As a result, we cannot assure you that we will be successful in our attempts to rezone such land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed. Moreover, we may be affected by building moratoria and anti-growth legislation, particularly in the City of Buenos Aires. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects, we may be forced to make unplanned or unbudgeted modifications to such projects or abandon them altogether, which could have a material adverse effect on our financial condition and results of operations.

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

Argentine lease laws impose restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•

lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes, and as a result we face the risk of higher inflation. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements;

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

In addition, new Argentine laws and regulations may impose limits on lease prices and, in such case, they would likely have a material and adverse effect on our financial condition and results of operation.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming. Historically, the heavy workload of the courts’and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction. Historically, delinquency regarding our office rental space has been low, approximately 2%, and we have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings or impose limits on lease prices, and in each such case they would likely have a material and adverse effect on our financial condition and results of operation.

Our development, redevelopment and construction activities are inherently risky and may render projects unprofitable for us.

In the development, renovation and construction of shopping centers and residential apartment complexes, we generally hire third-party contractors. Risks associated with our development, renovation and construction activities include:

•	significant time lag between commencement and completion subjects us to greater risks due to fluctuation in the general economy;

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed original estimates, making a project unprofitable;

•	occupancy rates and rents of a newly completed project may not be sufficient to make the project profitable;

•	sale prices for residential units may be insufficient to cover development costs;

•	we may be unable to obtain financing on favorable terms for the development of a project;

•	pre-construction buyers may default on their purchase contracts, or units in new buildings may remain unsold upon completion of construction;

•

construction and lease-up may not be completed on schedule because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods), resulting in increased debt service expense and construction costs;

•	we may be unable to obtain or may face delays in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations; and

•

we may incurr in capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions; contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31, 32 under Law No. 20,744), which provide for joint and several liability. Many companies in Argentina hire personnel from third-party companies that provide outsourced services. Due to such need they signed indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in the last years there have been several courts which denied the existence of independence in those labors relationships and ruled in favor of a plaintiff (employee) by means of declaring the existence of joint and several liabilities between both companies.

While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, we will nevertheless be subject to risks associated with the construction of properties, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs, may exceed original estimates, possibly making the associated investment unprofitable. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results.

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

For the fiscal year ended June 30, 2008, 81.3 % of our sales from leases and services were derived from properties in the City of Buenos Aires and the greater Buenos Aires metropolitan area. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the greater Buenos Aires metropolitan area, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

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

We had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2008, our consolidated financial debt amounted to Ps. 768.3 million (including accrued and unpaid interests and deferred financing costs). Although we are generating sufficient funds from operating cash flows to satisfy our debt service requirements and our capacity to obtain new financing is adequate, given the current availability of credit lines with banks. We cannot assure you that we will maintain such cash flow and adequate financial capacity in the future.

The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. In addition, current disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Presently, access to capital and debt financing options are severely restricted and it is uncertain how long current economic circumstances may last.

This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to react to market conditions, the real estate industry and economic downturns.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions (including the current international credit crisis) and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations.

We may be negatively affected by the financial crisis in the U.S. and global and capital markets.

We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities.

The capital and credit markets have been experiencing extreme volatility and disruption during the last months. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of our company or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

The current credit crisis could have a negative impact on our major customers who in turn could materially adversely affect our results of operations and liquidity.

The current credit crisis is having a significant negative impact on businesses around the world. Although we believe that our cash provided by operations and available borrowing capacity under the current conditions, will provide us with sufficient liquidity through the current credit crisis, the impact of the crisis on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in the demand for leaseable spaces and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

We are subject to payment default risks due to our investments in consumer financing businesses, through our subsidiary Tarshop.

As of November 30, 2008, we own a 93.4% interest in Tarshop S.A., or Tarshop, a company dedicated to the consumer financing business that originates credit cards accounts and personal loans to promote sales from our tenants and other selected retailers. For the fiscal year ended June 30, 2008, Tarshop had net revenues of Ps 291.0 million, representing 45.5 % of our consolidated revenues for such period and incurred a net loss of Ps 18.6 million. For the three months ended September 30, 2008, Tarshop had net revenues of Ps. 48.8 million, representing 33.9 % of our consolidated revenues for such period, and incurred a net loss of Ps. 57.1 million.

Consumer financing businesses such as Tarshop are adversely affected by defaults or late payments by borrowers and card holders on credit card accounts, difficulties enforcing collection of payments, fraudulent accounts and the writing off of past due receivables. We may face higher liquidity risks due to the nationalization of the AFJPs. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Due to the current credit crisis and other conditions, some customers experienced delays in payments and delinquency rates increased during the year ended June 30, 2008. Moreover, delinquency rates further increased as of September 30, 2008 and thereafter. Tarshop has increased the level of the allowance for doubtful accounts which amounts to Ps. 66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps. 83.7 million as of September 30, 2008. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates.

The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors beyond our control, which, among others, include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	changes in regulations;

•	increases in unemployment; and

•	erosion of real and/or nominal salaries.

Recent months have witnessed an unprecedented, and largely unpredicted, turmoil in financial markets in the US and in global economies. This contraction and the factors described above may have an adverse effect on rates of delinquency, collections and receivables, any one or more of which could have a material adverse effect on the results of operations of Tarshop’s consumer financing business.

In addition, if our consumer financing business is adversely affected by one or more of the above factors, the quality of our securitized receivables is also likely to be adversely affected. Therefore, we could be adversely affected to the extent that we hold an interest in any such securitized receivables.

Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps. 156.8 million in equity certificates as of June 30, 2008.

The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 156.8 million and Ps. 19.4 million escrow reserves for losses. As of September 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 161.2 million and Ps. 17.9 million escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2008, Tarshop recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests to reflect current fair value. For the three months ended September 30, 2008 no additional impairment charge of related to the retained interests in securitized receivables was necessary.

We cannot assure you that collection of payments from credit card accounts and personal loans will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation. The Company may also face higher liquidity risks on financial trusts.

Our subordinated interest in Tarshop’s securitized assets may have no value.

Through our subsidiary Tarshop, we participate in the consumer financing business. Tarshop operates in the issuance, processing and marketing of our own non-banking credit card called Tarjeta Shopping and grants loans and personal credits. Tarshop’s accounts receivables which consist of cash flows from consumer financing and personal loans are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps. 156.8 million in participation certificates as of June 30, 2008.

As of June 30, 2008, the Company has recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests in securitized receivables to reflect current fair value of the participation certificates.

We cannot assure you that collection of payments from credit card accounts and personal loans will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation.

In addition, as the nationalization of the AFJPs may cause an increase in funding costs, we may also face higher liquidity risks on financial trusts.

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

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection, antritrust and other requirements, all of which affect our ability to acquire land, buildings and shoppings, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects. Maintaining our licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, cancellation of licenses, and revocation of authorizations.

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

Our ability to pay dividens is limited by law.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our audited financial statements prepared in accordance with Argentine GAAP.

Dividend restrictions in our subsidiaries’ debt agreements may adversely affect us.

We have subsidiaries and hence an important source of funds for us is cash dividends and other permitted payments from our subsidiaries. The debt agreements of our subsidiaries may contain covenants restricting their ability to pay dividends or make other distributions. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness.

We are controlled by two principal shareholders.

As of November 30, 2008, IRSA and Parque Arauco, our major shareholders, owned in the aggregate 92.9% of our capital stock. These principal shareholders control us and have significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

The number of shares beneficially owned by IRSA and Parque Arauco in the aggregate will increase by approximately 2,183,602,210 assuming full conversion of US$47.3 million of our outstanding Convertible Notes owned by IRSA and Parque Arauco.

We are dependent on our chairman Eduardo S. Elsztain and certain other senior managers.

Our success, to a significant extent, on the continued employment of Eduardo S. Elsztain, Chairman of our board of directors, who has significant expertise and knowledge of our business and industry The loss or interrrunption in his services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

Due to the currency mismatches between our assets and liabilities, we have significant currency exposure.

As of June 30, 2008, the majority of our liabilities, such as our Series I Notes and our convertible notes are denominated in U.S. dollars while our revenues and most of our assets as of June 30, 2008 are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

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

The ADS are freely transferable under U.S. securities laws, including shares sold to our affiliates. IRSA and Parque Arauco, which as of November 30, 2008 own approximately 92.9% of our common shares (or approximately 726,482,025 common shares which may be exchanged for an aggregate of 18,162,051 ADS), are free to dispose of any or all of their common shares or ADS at any time in their discretion. Sales of a large number of our common shares and/or ADS would likely have an adverse effect on the market price of our common shares and the ADS.

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

If we are considered to be a Passive Foreign Investment Company for United States federal income tax purposes, United States holders of our securities would suffer negative consequences

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a Passive Foreign Investment Company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2008, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. If we become a PFIC, United States Holders of our shares or ADS will be subject to certain United States federal income tax rules that have negative consequences for United States Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or ADS at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

A. History and Development of the Company

General Information

Our legal name is “Alto Palermo S.A. (APSA)” and our commercial name is Alto Palermo Centros Comerciales. We were authorized and incorporated by Executive Decree issued by the Argentine Executive Branch on August 29, 1889, registered under No. 126 of Page 268 of Book IV (special), and registered in the Public Registry of Commerce of the City of Buenos Aires (as adapted to conform to law 19,550) on February 27, 1976 under No. 323 on Page 6 of Book 85, Volume A of Argentine Corporations. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our shares are listed and traded on the Buenos Aires Stock Market (Bolsa de Comercio de Buenos Aires) and our ADS on the NASDAQ. Our headquarters and principal executive offices are located at Moreno 877, 22nd Floor, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54-(11)-4344-4600. Our Depositary Agent for the ADS in the United States is Bank of New York whose address is 1258 Church Street Station, New York, New York 10286, and whose telephone is +1-(610)-312-5315. Our website is www.apsacc.com.ar. Information contained in or accesible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resources locator” and are for your information reference only. We assume no responsibility for the information contained on this site.

History

We were organized in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and, until 1984, we led the main fresh produce market in the City of Buenos Aires. Our most important asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely ceased operations. In July 1994, IRSA acquired a controlling interest in our company and, subsequently, we resumed real estate operations. Since then, we have continued to grow through a series of acquisitions and the development of our businesses. In April 1997, we merged with fourteen of our wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)” to “Alto Palermo S.A. (APSA)”. As of November 30, 2008, the largest beneficial owners of our capital stock are IRSA 63.3 % and Parque Arauco with an aggregate shareholding of 29.6 % of our common shares. Our remaining shares are owned by the public.

Significant acquisitions, dispositions and development of businesses

Fiscal Year ended June 30, 2008

Increase in equity interest in Mendoza Plaza Shopping S.A. On September 29, 2004, after purchasing the capital stock of Mendoza Plaza Shopping S.A., we signed an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping S.A., pursuant to which, Falabella had the right to sell to us its ownership interest in Mendoza Plaza Shopping S.A. for a total consideration of US$ 3.0 million.

On June 30, 2008, Inversiones Falabella Argentina S.A. exercised the put option by which it sold to Alto Palermo 2,062,883 nonendorsable, registered shares of Class A common stock , with face value of Ps. 1 and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of Class B common stock, , with face value of Ps. 1 and with 1 voting rights per share, thus acquiring 5% of the shares on behalf of Shopping Alto Palermo S.A. (SAPSA).

The total shares acquired represent 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$ 3.0 million established in the option agreement (equivalent to Ps. 9.1 million). This price was fully paid in by APSA on July 2, 2008, when the deed was executed. The shares of Shopping Alto Palermo S.A. were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement.

Exercise of option. In August 2007, we exercised the option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. We paid US$ 0.6 million for the option which is accounted for under non current investments. The purchase is subject to certain approvals by the regulatory authorities which have not been obtained as of the date of this annual report. Should the approvals be obtained, we have committed to invest approximately US$ 24.4 million.

Barter transaction agreement. In October 2007, we entered into a barter agreement with Condominios del Alto S.A. pursuant to which we bartered a plot of land located in Rosario, Province of Santa Fe, for 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, we will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total fair value of the transaction is US$ 1.1 million. Upon signing the agreement, Condominios del Alto S.A. paid us US$ 15,300 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by mortgaging the land in favor of APSA for US$ 1.1 million; (ii) established a security insurance of US$ 1.6 million in our favor; and (iii) made the shareholders of Condominios del Alto S.A. guarantors of its obligations up to the amount of US$ 0.8 million.

We also entered into another barter agreement with Condominios del Alto S.A. pursuant to which we bartered another plot of land for 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, we will have 22% of the total square meters covered by the apartments and garages, respectively. The total value of the transaction is US$ 2.3 million.

Sale of E-Commerce Latina S.A. shares and purchase of Comercializadora Los Altos S.A. shares. As of June 30, 2007, we had a 100% ownership interest in E-commerce Latina S.A. E-commerce Latina S.A. conducted operations through its subsidiary Altocity.com which offered products over the internet until March 2007 when the website was deactivated. E-commerce Latina S.A. started new operations in April 2007. For that reason, E-commerce Latina S.A. effected the change of the subsidiary´s name from Altocity.com to Comercializadora Los Altos S.A. In November 2007, E-commerce Latina S.A.’s interest in Comercializadora Los Altos S.A. was transferred directly to us for an aggregate consideration of Ps. 3.7 million. Concurrently we sold our interest in E-commerce Latina S.A. to IRSA and Patagonian Investment S.A., our controlling shareholder and one of IRSA’s subsidiaries, respectively, for an aggregate consideration of Ps. 3.5 million. Comercializadora Los Altos S.A. operates as a lease agent for us.

Acquisition of Soleil Factory shopping center business. On December 28, 2007, we entered into an agreement with INCSA, an unrelated party, for the acquisition of Soleil Factory shopping center, for US$ 20.7 million, of which US$ 8.1 million were paid and recorded as suppliers advances. The transaction is subject to certain conditions. Upon fulfilment of the conditions and transfer of the business, the remaining balance of US$ 12.6 million will accrue interest at 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. As part of the same agreement, we entered into an offer to acquire, construct and operate a shopping center on land owned by of INCSA, in San Miguel de Tucuman, Province of Tucuman, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction, among other conditions. The parties determined the value of this transaction to be US$ 1.3 million.

Acquisition of plot of land. On June 24, 2008, we purchased from Dowler Company S.A., an unrelated party, a plot of land located at Beruti street No. 3351/3359 in the vicinity of the Alto Palermo shopping mall in Buenos Aires. The purchase price was US$ 17.8 million of which US$ 8.9 million was paid as of the date of this annual report. The unpaid balance will be paid in two annual installments of US$ 4.4 million. The plot of land was mortgaged in favor of Dowler Company S.A.

Fiscal Year ended June 30, 2007

Panamerican Mall project. In June 2006, we acquired from an unrelated party, Philips Argentina S.A., a 28,741 square meter plot of land (the “Philips land”) located in Saavedra, a neighborhood in the northern area of Buenos Aires, for an aggregate purchase price of US$ 17.9 million. We developed a project for the construction of a mall including a hypermarket, a movie theatre complex and office and/or residential buildings. For that purpose, in December 2006, we entered into a Construction, Management and Commercialization Agreement with an unrelated party, Centro Comercial Panamericano S.A. (“CCP”). We incorporated Panamerican Mall S.A. (“PAMSA”) for this purpose. We contributed cash and the Philips land to PAMSA amounting to Ps.158.3 million. We acquired from CCP an adjacent property amounting to Ps. 36.9 million through cash and 20% of the stock of PAMSA. In addition, we and CCP committed to make capital contributions amounting to US$37.8 million and US$ 9.4 million, respectively, to complete the project.

Shopping Neuquén project. Our subsidiary Shopping Neuquén S.A.’s sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where we intend to develop a commercial project including the construction of a shopping center, and a hypermarket.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén which rescheduled the terms of the commercial and residential venture and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land, provided that it is not the one on which the Shopping Center will be built. This agreement was conditional on the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and on the approval of architectonic project and the extension of the environmental impact research study by the Municipality.

After registering the blueprints for the project, Shopping Neuquén S.A. has to start the works within a term of 90 days. The first stage of the work (a minimum of 21,000 square meters of the Shopping Center and 10,000 square meters of the hypermarket) should be concluded in a maximum of 22 months from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement.

This agreement put an end to the lawsuit “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” before the High Court of Neuquén.

Córdoba Shopping. On December 27, 2006, we acquired a 100% interest in Cordoba Shopping Villa Cabrera located in Cordoba, Argentina, owned by Empalme. The property, which is located in the Villa Cabrera neighbourhood of the City of Cordoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500-vehicle parking lot. The purchase price was US$ 13.3 million. We paid US$ 5.3 million in cash and financed the remaining portion of the purchase price in four equal installments of US$ 2 million each due every six months starting on December 2007. This financing accrues interest at a fixed rate of 6% per year. The unpaid balance was collateralized by a pledge on the shares of Empalme in favor of the sellers. Governmental approval was obtained in December 2006.

Acquisition of Patio Olmos. In November 2006, we acquired from the Provincial Government of Cordoba a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Cordoba, Argentina for an aggregate purchase price of Ps. 32.5 million, of which we made a down payment of Ps. 9.7 million as of that date. The property, which is located in the City of Cordoba, is a 5,147 square meter four-story building. The property is leased to an unrelated party who exploits the building as a shopping center. We did not acquire any rights to the shopping center business. The transaction was pending certain approvals which were obtained in September 2007 when the deed was signed and the remaining balance paid.

Fiscal Year ended June 30, 2006

Panamerican Mall project. On June 29, 2006, we acquired from Philips Argentina S.A. a plot of land located in Saavedra district, in the Northern Area of the city of Buenos Aires covering a surface area of 28,741 square meters. The transaction price was US$ 17.9 million, which has been completely paid at the time the deed of title was subscribed.

Sale of the Alcorta Plaza plot of land. On December 22, 2005, we sold to RAGHSA S.A. the plot of land denominated Alcorta Plaza in Buenos Aures, for a total price of US$ 7.7 million. On March 13, 2006 the deed title of the building was registered and a mortgage guarantee was established on certain units. The mortgage amounted to US$ 4.4 million. The terms of payment were determined in four installments of US$ 1.9 million and 7.5% annual interest on the balance. The last installment was collected in December, 2007.

Capital Expenditures

Fiscal year 2008

For the fiscal year June 30, 2008 we invested Ps. 270.2 million in capital expenditures of which mainly (i) Ps. 114.4 million were related to the construction of the Panamerican Mall; (ii) Ps. 50.0 million were related to improvements of our shopping center properties and offices; (iii) Ps. 25.6 million were related to an advance payment for the partial acquisition of Soleil Factory; (iv) Ps. 23.1 million were related to the Patio Olmos building, located in the City of Córdoba; (v) Ps. 16.9 million were related to advances for purchases of the plot of land located at Beruti 3571; (vi) Ps. 11.6 million were related to facilities, furniture, computer equipment and software; (vii) Ps. 10.2 million related to other fixed assets; (viii) Ps. 8.6 million were related to the construction of garages, to be located in a building next to our Paseo Alcorta Shopping Center; (ix) Ps. 0.3 million related to land Rosario; and (x) Ps. 0.3 million in other land reserves.

Fiscal year 2007

For the fiscal year 2007 we invested Ps. 96.3 million in capital expenditures of which (i) Ps. 25 million were related to the construction of garages, to be located in a building next to our Paseo Alcorta Shopping Center, (ii) Ps. 22.9 million were related to the improvements of our shopping center properties, (iii) a down payment of Ps. 9.7 millon related to our acquisition of Patio Olmos building located in the City of Córdoba, (iv) Ps. 19.6 million related to furniture and computer equipment, (v) Ps. 18.5 million related to the construction of Panamerican Mall, and (vi) Ps. 0.6 million related to the acquisition of undeveloped parcels of land.

Fiscal year 2006

For the fiscal year 2006 we invested Ps. 100.2 million in capital expenditures of which (i) Ps.61.3 million were related to the acquisition of the plot of land of the Panamerican Mall Project, and other undeveloped plots of land, (ii) Ps. 30.3 million correspond to improvements made to our shopping center properties and (iii) Ps. 8.6 million were kept in escrow in the Deustche Bank in favor of Argentimo S.A. pursuant to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. which sets forth the guidelines for negotiating the acquisition of land in which we are developing a commercial center and where we also plan to develop a dwelling and / or office building.

Five month period-Fiscal year 2009

In the first five months of fiscal year 2009 we invested Ps. 86.4 million in capital expenditures of which mainly (i) Ps. 70.9 million were related to the construction of Panamerican Mall; and (ii) Ps. 10.2 million were related to the improvements to our shopping center properties.

We believe that our principal development project, the construction of Panamerican Mall, will be finished in the first half of 2009. However, regarding the current market conditions, we might suffer some delays. In addition, during the construction period we may need additional financing, which will be taken considering the prevailing market conditions at the moment we need the funds.

Regarding the Capital Expenditures for the rest of fiscal year 2009, they could vary according to the potential events described in our Risk Factor section.

Recent Developments

Impact of Recent Credit Crisis. During recent months, the world’s principal financial markets have suffered the impact of volatility, lack of liquidity, and uncertainty. Consequently, stock market indexes showed a significant decline worldwide as a result of an evident economic slowdown. Although many countries took immediate action, the future of the international markets is uncertain. We do not yet know the direct effects of the crisis on the market value of major financial assets, particularly equity and debt instruments.

In Argentina, stock markets also showed a pronounced downward trend in the price of equity and debt instruments. We also saw increases in interest rates, country risk and foreign exchange rates. As of the date of this annual report, these effects persist. Management is closely evaluating and monitoring the effects of the current liquidity crisis and will take all corrective actions that are necessary.

In addition, we have experienced declines in our stock price during the three months ended September 30, 2008 as compared to the prior quarter. Management believes that this decline is reflective of the current macro-economic conditions and is not related to our operating performance. The stability of our shopping center tenants (measured by the levels of occupancy as well as the delinquency or uncollectibility rates) as well as the market value of our shopping center properties have not been significantly affected by the current credit crisis as of the date of this annual report. We believe that the stock price has declined due to reasons unrelated to our business fundamentals. As of the date of this annual report, management believes that the decline in stock price is temporary.

Our business segment most affected by the current credit crisis is Consumer Financing. This segment includes the origination of consumer loans and credit card receivables and securitization activities.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by our shopping centers, hypermarkets and street stores, and financing and lending activities through our subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the current credit crisis and other conditions, some customers experienced delays in payments and also uncollectibility rates increased during the year ended June 30, 2008. Moreover, delinquency and uncollectibility rates further increased as of September 30, 2008 and thereafter. Tarshop has increased the level of the allowance for doubtful accounts which amounts to Ps. 66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps. 83.7 million as of September 30, 2008. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates.

Tarshop´s generated a net loss of Ps. 18.6 million for the year ended June 30, 2008. For the three months ended September 30, 2008, Tarshop generated an additional net loss of Ps. 57.1 million. After year-end, we contributed an additional Ps. 60 million and increased our interest from 80% to 93.4% as of November 30, 2008. We have committed to support Tarshop financially under a credit line up to a maximum amount of Ps. 120 million, including the Ps. 86 million already contributed. At present, we are evaluating the suitability of capitalizing this loan. We have taken several actions to enhance Tarshop’s capital base, from streamlining operations to closing redundant stores, to revising and making credit criteria more stringent. The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 156.8 million and Ps. 19.4 million escrow reserves for losses. As of September 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 161.2 million and Ps. 17.9 million escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2008, Tarshop recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests to reflect current fair value. For the three months ended September 30, 2008 no additional impairment charge of related to the retained interests in securitized receivables was necessary.

For more information see note about “Tarshop” in this recent development section.

Tarshop. As a result of the current international financial turmoil interest rates have been very volatile and systemic delinquency has increased, affecting the performance and financing of the consumer finance business. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a slight deceleration in private consumption, have resulted in the need to review the general economic and the business prospects of the company.

In order to face the growing volatility in the international financial markets and to provide Tarshop S.A. with a suitable capital base taking into account the current market conditions, in September 2008 we decided to take part in Tarshop S.A.’s capital increase for up to Ps.60 million, and increased our equity interest in Tarshop S.A. from 80% to 93.4%.

In addition, we implemented several actions aimed at improving Tarshop S.A.’s performance, including the revision of the point of sale structure, a 17% headcount reduction, the closing of 13 points of sale and a 10% reduction in leased centralized areas.

In line with the commercial actions, various other measures have been implemented, including:

(i) A new distribution channel structure.

(ii) Changes in cash lending plans and shops financing, which involved tightening its credit origination and credit limits in order to improve our delinquency rates.

(iii) Renegotiation of conditions with shops.

In addition, the recent changes introduced in the tax treatment of financial trusts and other reforms made by the National Executive Branch result in the need to monitor Tarshop S.A. and fine-tune its positioning strategy in the light of the changing conditions.

On October 2008 in light of the difficult market conditions and in compliance with the strategic plan devised and implemented by us, subordinated loans were granted to Tarshop S.A. for a total amount of Ps. 51 million to improve its financial position given the difficult conditions for the financial trust segment is an important a source in Tarshop’s financing.

On November 25, 2008, we completed a disbursement of Ps. 35 million to Tarshop S.A. This disbursement was subject to the revision and verification of the debt portfolio of Tarshop S.A. by our Management and the Board of Directors. The amount was part of a credit line of up to Ps. 120 million, we granted to Tarshop S.A. to strengthen it financially, to fund its operating costs and to reposition Tarshop S.A. given the complex situation existing temporarily in the Financial Trusts markets. Out of the credit line approved, as of November 25, 2008, Ps. 86 million were disbursed. At present, we are evaluating the suitability of capitalizing these loans.

Repurchase of our Notes. On September 12, 2008 we notified we acquired nominal value of US$ 3.0 million of our Serie II Notes for an average weighted price of US$ 0.75 per Note and for a total amount of US$ 2.25 millions. As the result of this, as of the date of this annual report, the Serie II Notes repurchased in our portfolio totaled a face value of US$ 4.8 million.

On November 25, 2008, we reported the repurchase of its Fixed Rate Notes due 2017, Serie I for a nominal value of US$ 5.0 million, for an average weighted price of US$ 0.3978 per Note and for a total amount of US$ 2.0 million.

IRSA’s Purchase of our Notes. As of November 25, 2008, IRSA acquired nominal value US$ 8.0 million of our Series I Notes due 2017, for an average weighted price of US$ 0.39820 per Note and for a total amount of US$ 3,198,763.

Cresud’s Purchase of our Notes. As of November 25, 2008, Cresud had acquired nominal value US$ 5.0 million of our Series I Notes due 2017, for an average weighted price of US$ 0.4185 per Note and for a total amount of US$ 2,092,500.

Coto Air Space – Barter commitment between us and CYRSA. In July, 2008 we entered into a barter agreement with CYRSA pursuant to which Alto Palermo, subject to certain closing conditions, would surrender to CYRSA its right to construct a tower over a preexisting structure (owned by a third party) in exchange for a de minimis cash payment (US$ 0.9 million) and 25% of the housing units in the future buildings. The total fair value of the transaction is US$ 5.9 million.

Torres Rosario Project. On November 27, 2008, we had executed the deed of barter transfer, as a consequence of the execution of the option granted to Condominios del Alto S.A. to purchase parcel 2-h. This parcel represents 11,686 square meters, for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million. As part of the agreement, Condominios del Alto S.A. will pay the Company US$ 34,125 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of the Company for US$ 2.3 million; (ii) established a security insurance of which the Company will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$ 1.0 million.

B. Business Overview

Operations and principal activities

We are primarily engaged in the ownership, acquisition, development, leasing, management and operation of shopping centers and are one of the largest owners and managers of shopping centers in Argentina in terms of gross leasable area and number of shopping centers. As of June 30, 2008, we owned and/or operated ten shopping centers in Argentina, six of which are located in the Buenos Aires metropolitan area and four of which are in the provinces of Córdoba, Mendoza, Salta and Santa Fe. We also own certain properties for future development in Buenos Aires and several important provincial cities.

As of June 30, 2008, we had total assets of Ps. 2,232.1 million and shareholders’ equity of Ps. 848.2 million. During our fiscal years ended June 30, 2006, 2007, and 2008, we had revenues of Ps. 361.4 million, Ps.483.2 million and Ps. 640.2, respectively, and generated net income of Ps.44.7 million, Ps. 64.1 million and Ps.80.0 million for each respective fiscal year. We operate our business through three reportable segments: Leases and Services, Consumer financing (formerly known as “Credit card operations”) and Other, as described below.

Leases and Services. We derive a majority of our revenues from leases with retail tenants in our ten shopping centers. We generally charge our tenants rent based on the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales. We also charge our tenants a monthly management fee, prorated among all tenants according to their leases, which differs from shopping center to shopping center, for our administration and maintenance of common areas and administration of contributions made by tenants to finance promotional efforts for our shopping centers. We also generate revenues from admission rights (a non-refundable admission fee tenants may be required to pay upon entering into or renewing a lease), leasing agent fees and parking lot fees charged to visitors. As of June 30, 2008, the average occupancy rate of our shopping centers was 99.3%. Our Leases and Services segment generated operating income of Ps. 97.5 million, Ps. 127.1 million and Ps. 183.2 million during our fiscal years ended June 30, 2006, 2007 and 2008, respectively, representing 75.8%, 82.2% and 113.0% of our consolidated operating income for such fiscal years, respectively.

Consumer Financing. We operate a Consumer Financing business through our majority-owned subsidiary, Tarshop S.A. (“Tarshop”). Our Consumer Financing segment consist primarily of lending and servicing activities relating to the credit card and personal loans products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card and personal loans activities through securitization of the receivables underlying the accounts we originate. Our revenues from consumer financing transactions are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for processing and printing cardholders’ account statements. Our Consumer Financing segment generated operating income of Ps. 22.8 million, Ps. 30.6 million and operating loss of Ps. 22.1 million during our fiscal years ended June 30, 2006, 2007 and 2008, respectively, representing 17.7%, 19.8% and (13.6%) of our consolidated operating income for such fiscal years, respectively.

Other. Our Other segment includes the development and sale of residential properties, acquisitions of undeveloped parcels of land for future development, sales from time to time of such undeveloped parcels and gains or losses from our investment in E-Commerce Latina S.A. which offered on-line shopping until March 2007 when it restructured its business activities away from internet-based operations. For the fiscal years ended

June 30, 2006, 2007 and 2008, revenues from our Other segment were not significant, except for Ps. 23.0 million of revenues from our sale of the Alcorta Plaza parcel of land in December 2005. Our Other segment generated operating income of Ps. 7.7 million, operating loss of Ps. 3.2 million and operating income Ps. 0.03 million during fiscal years ended June 30, 2006, 2007 and 2008, respectively, representing 6.0%, (2.1)% and 0.0% of our consolidated operating income for such fiscal years, respectively.

Our major shareholders are IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) and Parque Arauco S.A. (“Parque Arauco”) which together owned 92.9% of our outstanding shares as of June 30, 2008. IRSA is an Argentine company engaged in a range of diversified real estate activities and whose shares are listed on the Buenos Aires Stock Exchange and the New York Stock Exchange. Parque Arauco is a Chilean company primarily engaged in the acquisition, development and operation of shopping centers and whose shares are listed on the Santiago Stock Exchange.

Business Strategy

In recent years, the Argentine shopping center industry has benefited from improved macroeconomic conditions and a significant expansion in consumer credit.

We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, (i) a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and (ii) a level of shopping center penetration that we consider low compared to many developed countries. We seek to improve our leading position in the shopping center industry in Argentina by taking advantage of economies of scale to improve the operating margins of our diversified portfolio of existing shopping centers and by developing new properties at strategic locations in Buenos Aires and other important urban areas, including in Argentine provinces and elsewhere in Latin America.

Operating Strategy. Our core operating strategy is to maximize revenue growth from our shopping centers by leasing those properties to a diverse group of creditworthy tenants at higher rental rates and redeveloping those properties to make them more attractive to tenants or to permit additional or better uses,

We seek to achieve this objective by:

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

•

Improving operating margins. We seek to take advantage of our consolidated administrative capabilities to achieve economies of scale and cost reductions at each of our shopping centers in order to improve our consolidated operating margins.

•

Continuously upgrading our shopping centers. We expect to continue to upgrade and renovate our shopping center properties to maintain their modern and attractive physical appearance while maintaining competitive tenant occupancy costs. As of June 30, 2008 we are concluding a full renovation of Alto Palermo shopping center, we have completed the work on Falabella store in Alto Avellaneda Shopping Center, and we have made progress in the construction of buildings surrounding Patio Bullrich, among others.

•

Enhancing our relationship with our tenants. We seek to enhance our relationship with our shopping center tenants by providing them with administrative advice and recommendations with respect to their promotional and marketing initiatives.

Consumer Financing. We are trying to stabilize the operating performance of our Consumer Financing segment, especially that of our subsidiary Tarshop S.A., so it can consolidate its position in the industry.

Investment Strategy. We seek to improve our position as a leader in the shopping center industry in Argentina by developing new shopping centers in urban areas with attractive prospects for growth, including in the Buenos Aires metropolitan area, Argentine provincial cities, and possibly elsewhere in Latin America. Our investment strategy is to deploy capital in projects that are expected to generate returns that exceed our cost of capital. Our investment strategy consists primarily of the following:

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

Shopping Centers

Overview

As of June 30, 2008, we owned a majority interest in, and operated, a portfolio of ten shopping centers in Argentina, of which five are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich and Buenos Aires Design), one is located in the greater Buenos Aires area (Alto Avellaneda), and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

Description of our business portfolio

Our shopping centers comprise a total of 232,659 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not our tenants and the surface area of our subsidiary Panamerican Mall which includes several projects, one of which is the construction of a shopping center). Total tenant sales in our shopping centers, excluding Córdoba Shopping, as reported by retailers, were approximately Ps. 3,581.5 million for the fiscal year ended June 30, 2008 and Ps. 2,825.8 million for the fiscal year ended June 30, 2007 (with Córdoba Shopping Villa Cabrera, the total sales to June 30, 2008 were of Ps. 3,702.3 millions). Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

During the fiscal year ended June 30, 2008, the income from our five biggest tenants of each shopping center, was 4.8% of consolidated sales from revenues and services.

As of June 30, 2008, we owned and/or operated the following ten shopping centers in Argentina:

Shopping Center	Interest owned (4)	Location
Paseo Alcorta	100%	City of Buenos Aires, Argentina
Patio Bullrich	100%	City of Buenos Aires, Argentina
Abasto	100%	City of Buenos Aires, Argentina
Alto Palermo (1)	100%	City of Buenos Aires, Argentina
Buenos Aires Design (2)	54%	City of Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	100%	Mendoza, Argentina
Córdoba Shopping Villa Cabrera (3)	100%	Córdoba, Argentina

(1)	We have a 99.99% interest in Alto Palermo through a 99.99% interest in our subsidiary Shopping Alto Palermo S.A. (“SAPSA”).
(2)	We have a 54% equity interest of Emprendimiento Recoleta S.A. (“ERSA”), which holds the concession to operate the Buenos Aires Design Shopping Center.
(3)	We have a 100% interest in Córdoba Shopping Villa Cabrera through a 100% interest in our subsidiary Empalme S.A.I.C.F.A. y G.
(4)	Percentage of equity interest owned has been rounded

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the fiscal years ended June 30, 2006, 2007 and 2008:

	Fiscal year ended June 30, (1)
	2006	2007	2008
	Ps	Ps	Ps
Abasto	453,871,445	573,814,588	720,398,373
Alto Palermo	436,244,953	502,220,444	631,821,667
Alto Avellaneda	308,900,404	418,349,117	560,693,754
Paseo Alcorta	264,060,375	321,948,304	385,515,939
Patio Bullrich	195,877,528	226,200,714	271,411,516
Alto Noa	104,529,187	130,318,508	173,998,891
Buenos Aires Design	91,921,046	110,722,931	132,952,563
Mendoza Plaza	275,864,008	337,757,597	433,394,266
Alto Rosario	143,806,266	204,430,069	271,331,827
Córdoba Shopping - Villa Cabrera			120,827,838
Total sales (2)	2,275,075,212	2,825,762,272	3,702,346,634

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.

The following table shows certain information on shopping centers in which we held an interest as of June 30, 2008:

	Acquisition date	Gross leaseable area (1)	Number of stores	Occupation percentage (2)	Interest percentage	Book value as of June 30, 2008(3)
		(m2)		(%)	(%)	(thousands of Ps)
Abasto (4)	7/94	39,642	171	99.6	100	174,725.3
Alto Palermo (5)	11/97	18,551	143	100	100	170,512,9
Alto Avellaneda (6)	11/97	37,030	142	99.8	100	95,905,2
Paseo Alcorta	6/97	14,465	111	99.5	100	56,006,9
PatioBullrich	10/98	11,685	80	100.0	100	98,063.3
Alto Noa (7)	3/95	18,851	89	100.0	100	25,039.3
Buenos Aires Design (8)	11/97	14,069	63	100.0	54	13,568.4
Mendoza Plaza (9)	12/94	39,688	152	97.7	100	88,363.2
Alto Rosario (10)	11/04	28,561	145	99.2	100	83,146.8
Córdoba Shopping –Villa Cabrera- (11) (12)	12/06	10,117	104	97.2	100	71,186.1
Total		232,659	1,200	99.3		876,517.5

(1)	Excludes the gross leaseable area occupied by hypermarkets that are not our tenants.
(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2008.
(3)	Book value equals cost of acquisition of fixed assets or development plus improvements, (adjusted for inflation until February 28, 2003), less accumulated depreciation and impairment charges / recovery.
(4)	Excludes approximately 3,800 square meters of space occupied by Museo de los Niños, Abasto
(5)	On November 18, 1997, we acquired a 75% interest in the property and on December 23, 1997, we acquired the remaining 25%.
(6)	On November 18, 1997, we acquired a 50% interest in the property and on December 23, 1997, we acquired the remaining 50%.
(7)	In March 1995, September 1996 and January 2000, we acquired a 50%, 30% and 20% interest in the property, respectively.
(8)	We own a 54% interest in the company which holds the concession to operate this property. We consolidate sales of this shopping center. The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased. During May 2006, we acquired an additional 3% interest, increasing our interest from 51% to 54%.
(9)	During the fiscal year ended June 30, 2008, we increased our interest in Mendoza Plaza Shopping S.A. from 85.4% to 100%.
(10)	Excludes approximately 1,260 square meters of space occupied by Museo de los Niños, Rosario.
(11)	Excludes 12,371 square meters of space occupied by movie theaters and a supermarket.
(12)	On December 27, 2006, we acquired a 100% interest in the property.

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area for the fiscal years ended June 30, 2006, 2007 and 2008:

	As of June 30
	2006	2007	2008
	%
Abasto	99.9	97.0	99.6
Alto Palermo	100.0	99.6	100.0
Alto Avellaneda	96.6	95.0	99.8
Paseo Alcorta	99.2	99.0	99.5
Patio Bullrich	100.0	100.0	100.0
Alto Noa	100.0	100.0	100.0
Buenos Aires Design	100.0	100.0	100.0
Mendoza Plaza	97.8	95.9	97.7
Alto Rosario	100.0	93.4	99.2

Córdoba Shopping Villa Cabrera	—	—	97.2

Overall Average	99.3	97.8	99.3

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2006, 2007 and 2008:

	Fiscal year ended June 30, (1)
	2006	2007	2008
	(Ps )	(Ps )	(Ps )
Abasto	1,021.5	1,273.2	1,436.8
Alto Palermo	2,432.2	2,925.0	3,058.5
Alto Avellaneda(2)	899.7	1,099.8	972.4
Buenos Aires Design	501.4	633.7	672.8
Paseo Alcorta	1,628.7	2,074.2	2,313.8
Patio Bullrich	1,791.6	2,051.1	2,095.6
Alto Noa	280.0	343.9	461.2
Alto Rosario	376.0	484.2	608.6
Mendoza Plaza	353.8	455.6	537.0
Córdoba Shopping – Villa Cabrera			870.6

(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent, stands and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.
(2)	Alto Avellaneda´s revenue fall per square meter in fiscal year 2008, is due to the inclusion of 11.600 m2 belonging to Falabella.

Lease Expirations

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2008, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30, (3)	Number of Leases Expiring (1)	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (2)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(Ps. )	(%)
2009	554	103,092	44	64,177,684	40
2010	291	39,340	17	40,347,812	25
2011	288	37,885	16	41,529,159	26
2012 and subsequent years	67	52,342	23	13,216,865	9
Totall(2)	1,200	232,659	100	159,271,520	100

(1)	Including the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.
(2)	Including the base rent and does not reflect our ownership interest in each property.
(3)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See note 19.I.s) to our consolidated financial statements for more information as to how we considered this definition.

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

Abasto, City of Buenos Aires.

Abasto is a 171-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. We invested approximately US$111.6 million in Abasto. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. We converted the property into an 116,646 square meter shopping center with approximately 39,642 square meters of gross leasable area. Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket.

Abasto includes a food court with 24 restaurants, a multiplex cinema with 12 movie theaters and seating for approximately 3,100 people covering an area of 9,890 square meters, entertainment facilities and a 3,800 square meter children’s museum that is not included in the gross leasable area. The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters (excluding the supermarket).

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales of approximately Ps. 720,4 million, representing sales per square meter of approximately Ps. 18,172.6. Revenues from leases increased from approximately Ps. 56,4 million for the fiscal year 2007 to Ps. 70.3 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps. 118.4 in 2007 and Ps. 147.8 in 2008. As of June 30, 2008, the occupancy rate in Abasto was 99.6%.

Abasto’s five largest tenants

Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 11.8% of Abasto’s gross leasable area as of June 30, 2008 and approximately 8.7% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(m2)	(%)
Garbarino	Houseware	656.74	1.7
Zara	Clothes and footwear	1,908.67	4.8
Fravega	Houseware	885.24	2.2
Rodo	Houseware	606.49	1.5
Mc Donalds	Food	636.24	1.6

Total		4,693.38	11.8

Tenant mix of Abasto

The following table sets forth the tenant mix of the types of business in Abasto:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(m2)	(%)
Entertainment	14,112.71	35.60
Clothes and footwear	15,049.24	37.96
Miscellaneous	3,216.54	8.11
Home & Housewares	4.291.55	10.83
Restaurant	2,214.39	5.59
Services	757.89	1.91
Total	39,642.32	100.0

Revenues from Abasto

The following table sets forth certain information relating to the revenues of Abasto for the period indicated:

	Fiscal year ended June 30, (1)
	2006	2007	2008
	(in thousands of Ps.)
Revenues:
Base rent	25,544.4	31,516.5	38,708.0
Percentage rent (1)	9,243.9	11,955.3	15,686.4
Total rent	34,788.3	43,471.8	54,394.4
Revenues from admission rights(2)	5,531.1	7,053.5	8,443.0
Management fees	600.0	960.0	960.0
Parking	3,176.5	3,945.2	5,418.2
Other	643.4	949.2	1,094.3
Total	44,739.3	56,379.7	70,309.9

(1)	Percentage rent is the revenue proportional to sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expiration for Abasto

The following table includes the lease expiration for Abasto during the periods indicated for existing leases as of June 30, 2008, assuming that none of these tenants will exercise their renewal options or terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements Expiration (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps. )	(%)
2009	76	27,988	71	15,591,414	46
2010	54	7,661	19	10,799,611	32
2011	34	3,425	9	6,380,400	19
2012 and subsequent years	7	568	1	840,162	3

Total	171	39,642	100	33,611,587	100

(1)	Includes the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See note 19.I.s) to our consolidated financial statements for more information as to how we considered this definition.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 143-store shopping center which opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters that consists of 18,551 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 19 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 square meters. In 1992 Alto Palermo was awarded a prize from the International Council of Shopping Centers for its overall design and appearance. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40. In January 2007 we started a substantial renovation of this shopping center that was partially finished in May, 2008. This renovation includes the modification of Coronel Díaz’s front, the low bridge on Arenales street, the access on Santa Fe, the food court, and general renovations inside the mall.

During fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales of approximately Ps. 631,8 million, which represented sales per square meter of approximately Ps. 34,058.6. Revenues from leases increased from approximately Ps.57.7 million for the fiscal year 2007 to Ps.70.3 million for the fiscal year 2008, which represented monthly revenues per gross leasable square meter of Ps.264.2 in 2007 and Ps.315.9 in 2008. As of June 30, 2008, the occupancy rate in Alto Palermo was 100%.

Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 17.4% of its gross leasable area at June 30, 2008 and approximately 9.2% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo’s five largest tenants as of June 30, 2007:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(m2)	(%)
Zara	Clothes and footwear	1,384.00	7.5
Garbarino	Houseware	185.73	1.0
Fravega	Houseware	155.84	0.8
Sony Style	Houseware	784.66	4.2
Just For Sport	Clothes and footwear	724.28	3.9

Total		3,234.51	17.4

Tenant Mix of Alto Palermo

The following table sets forth the tenant mix of the types of businesses in Alto Palermo:

Type of Business	Gross Leasable Area	% of Gross leasable Area
	(m2)	(%)
Entertainment	1,270.01	6.85
Clothes and footwear	9,905.84	53.40
Miscellaneous	1,047.25	5.65
Home & Housewares	2,058.93	11.10
Restaurant	2,365.61	12.75
Services	1,903.37	10.25

Total	18,551.01	100.0

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues derived from Alto Palermo during the following periods:

	Fiscal year ended June 30, (1)
	2006	2007	2008
	(in thousands of Argentine pesos)
Revenues:
Base rent	29,046.0	35,427.1	42,873.2
Percentage rent (1)	7,843.9	8,491.8	11,569.2
Total rent	36,889.9	43,918.9	54,442.4
Revenues from admission rights (2)	7,081.0	9,346.0	10,259.7
Management fees	664.8	965.0	960.0
Parking	2,826.4	3,215.7	4,401.8
Other	267.5	292.3	266.3
Total	47,729.6	57,737.9	70,330.2

(1)	Percentage rent is the revenue proportional to sales of our tenants
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Palermo

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2008, assuming that none of the tenants exercise their renewal options nor terminates their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2009	42	4,429	24	9,496.462	27
2010	40	3,951	21	8,133.551	23
2011	45	5,229	28	11,739.331	34
2012 and subsequent years	16	4,942	27	5,385.650	16

Total	143	18,551	100	34,754.994	100

(1)	Includes the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See note 19.I.s) to our consolidated financial statements for more information as to how we considered this definition.

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 142-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters which consists of 37,030 square meters of gross leasable area and common areas covering 23,712 square meters. The shopping center has a multiplex cinema with six movie theatres, the first

Wal-Mart superstore in Argentina, a bowling center, an entertainment center, a food court with 17 restaurants and an anchor store, Falabella,that opened April 28, 2008. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda. The shopping center is contained mostly on one floor, with the cinema located on the second floor, and has a 2,700-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales of approximately Ps.560.7 million which represents sales per square meter of approximately Ps.15, 141.6. Revenues from leases increased from approximately Ps.31.2 million for the fiscal year 2007 to Ps.40.5 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps.95.3 in 2007 and Ps.91.2 in 2008. As of June 30, 2008, the occupancy rate in Alto Avellaneda was 99.8%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 34.7% of its gross leasable area as of June 30, 2008 and approximately 12.2% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Garbarino	Houseware	356.32	1.0
Fravega	Houseware	340.00	0.9
Falabella	Anchor Store	11,629.43	31.4
Compumundo	Housewere	190.57	0.5
Megatone	Houseware	316	0.9

Total		12,832.32	34.7

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross Leasable Area	% of Gross leasable Area
	(m2)	(%)
Entertainment	7,189.68	19.42
Clothes and footwear	10,791.54	29.14
Miscellaneous	2,174.47	5.87
Home & Housewares	2,847.64	7.69
Restaurant	1,848.34	4.99
Services	548.90	1.48
Anchor Store	11,629.43	31.41
Total	37,030	100

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the revenues derived from Alto Avellaneda during the following periods:

	Fiscal year ended June 30, (1)
	2006	2007	2008
	(in thousands of Argentine pesos)
Revenues:
Base rent	16,691.6	18,269.5	22,915.5
Percentage rent (1)	5,413.6	8,079.1	12,179.3
Total rent	22,105.2	26,348.6	35,094.8
Revenues from admission rights (2)	2,411.3	3,716.2	4,550.0
Management fees	360.0	600.0	600.0
Parking	—	—	7.5
Other	274.7	584.1	270.3
Total	25,151.2	31,248.9	40,522.6

(1)	Percentage rent is the revenue proportional to sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Avellaneda

The following table sets forth a schedule of estimated lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2008, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2009	54	10,949	30	6,621,143	35
2010	38	3,807	10	4,289,218	23
2011	43	7,367	20	7,297,286	39
2012 and subsequent years	7	14,907	40	686,731	4

Total	142	37,030	100	18,894,378	100

(1)	Includes the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See note 19.I.s) to our consolidated financial statements for more information as to how we considered this definition.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 63 stores specialized in interior and home decoration stores which opened in 1993. We own a 54% interest in Emprendimiento Recoleta S.A. (“ERSA”), the company which has the concession to operate Buenos Aires Design. The other shareholder of ERSA is Grupo Bapro S.A.with a 44% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to ERSA a 20-year concession to use a plot of land in the Centro Cultural Recoleta. There can be no assurance that the City of Buenos Aires will extend the term of this concession upon its expiration. The concession agreement provides for ERSA to pay the City of Buenos Aires a monthly amount of Ps. 20,168. It establishes that the concession may be terminated for any of the following reasons, among others:

•

material breach of the obligations of the parties, which with regard to ERSA include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) non payment of the monthly fee for two consecutive periods;

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

Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 14,069 gross meters of leasable area. The shopping center has five restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot. Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 132.9 million which represents sales per square meter of approximately Ps. 9,450. Revenues from leases increased from approximately Ps. 10.4 million for the fiscal year 2007 to Ps. 12 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps. 61.7 in 2007 and Ps. 71.2 in 2008. As of June 30, 2008, the occupancy rate in Buenos Aires Design was 100%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 22.9% of Buenos Aires Design’s gross leasable area on June 30, 2008 and approximately 20.1% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Garbarino	Houseware	193.82	1.4
Morph	Bazaar and Gifts	1,032.32	7.3
Barugel Azulay	Home	311.8	2.2
Hard Rock Café	Restaurants	1,522.02	10.8
Kalpakian	Home	165.83	1.2
Total		3,225.79	22.9

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Miscellaneous	2,262.12	16.08
Home & Housewares	8,054.69	57.25
Restaurant	3,603.54	25.61
Services	148.66	1.06
Total	14,069	100.0

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	Fiscal year ended June 30
	2006	2007(1)	2008
	(in thousands of Argentine pesos)
Revenues:
Base rent	5,130.7	6,495.6	7,244.8
Percentage rent (2)	1,060.1	1,003.5	1,504.3
Total rent	6,190.8	7,499.1	8,749.1
Revenues from admission rights (3)	1,129.1	1,365.3	1,388.3
Management fees	183.8	459.8	603.3
Parking	930.7	989.2	1,220.0
Other	184.5	45.3	59.5
Total	8,618.9	10,358.7	12,020.2

(1)	It does not reflect our interest in the property.
(2)	Percentage rent is the revenue proportional to sales of our tenants
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Buenos Aires Design

The following table shows a schedule of estimated lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2008, assuming that none of the tenants exercise renewal options nor terminates its lease early:

Lease Agreements expiration (3)	Number of Lease Agreements to Expire (2)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire (1)	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps.)	(%)
2009	30	3,348	24	2,554,201	38
2010	13	5,092	36	1,663,227	25
2011	13	2,273	16	1,782,400	26
2012 and subsequent years	7	3,356	24	735,598	11
Total	63	14,069	100	6,735,426	100

(1)	It does not reflect our holding in the property.
(2)	Includes the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.
(3)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See note 19.I.s) to our consolidated financial statements for more information as to how we considered this definition.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 111-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires, has a total constructed area of approximately 87,553.8 square meters that consists of 14,465 square meters of gross leasable area. Paseo Alcorta has a food court with 17 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center. Paseo Alcorta is spread out over three shopping center levels and has a parking lot for approximately 1,300 cars. Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.385.5 million which represents sales per square meter of approximately Ps.26,652. Revenues from leases increased from approximately Ps 31.2 million for the fiscal year 2007 to Ps.37.4 million for the fiscal year 2008, which represent monthly revenues per gross leasable square meter of Ps.180.8 in 2007 and Ps.215.5 in 2008 As of June 30, 2008, the occupancy rate in Paseo Alcorta was 99.5%.

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.2% of Paseo Alcorta’s gross leasable area at June 30, 2008 and approximately 9.2% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Zara	Clothes and footwear	1,100.4	7.6
Fravega	Houseware	210.79	1.5
Kartun	Miscellaneous	230.00	1.6
Etiqueta Negra	Clothes and footwear	248.39	1.7
Rapsodia	Clothes and footwear	258.2	1.8

Total		2,047.78	14.2

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Entertainment	1,188.69	8.22
Clothes and footwear	7,567.64	52.32
Miscellaneous	1,295.80	8.96
Home & Housewares	1,520.13	10.51
Restaurant	1,177.96	8.14
Services	1,714.77	11.85

Total	14,465	100.0

Revenues from Paseo Alcorta

The following table sets forth certain information relating to the revenues of Paseo Alcorta during the following periods:

	Fiscal year ended June 30,
	2006	2007	2008
	(in thousands of Argentine pesos)
Revenues:
Base rent	14,193.5	18,184.1	21,938.2
Percentage rent (1)	5,813.5	6,684.2	8,156.0
Total rent	20,007.0	24,868.3	30,094.2
Revenues from admission rights (2)	3,941.3	5,007.2	5,833.3
Management fees	212.5	360.0	480.0
Parking			364.0
Other	400.7	1,005.4	638.7
Total	24,561.5	31,240.9	37,410.2

(1)	Percentage rent is the revenue proportional to sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Paseo Alcorta

The following table shows a schedule of estimated lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2008, assuming that none of the tenants exercises renewal options nor terminates its lease early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2009	52	8,281	57	9,433,168	48
2010	32	2,743	19	5,895,735	30
2011	21	1,703	12	3,346,308	17
2012 and subsequent years	6	1,738	12	943,298	5

Total	111	14,465	100	19,618.509	100

(1)	Includes the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See note 19.I.s) to our consolidated financial statements for more information as to how we considered this definition.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 80-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

Patio Bullrich is in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of prestigious hotels and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,982 square meters that consist of 11,685 square meters of gross leasable area and common areas covering 12,472 square meters. The shopping center has a multiplex cinema with four- movie theatres complex with 1,381 seats, an entertainment area of 3,066 square meters and a food court of 14 restaurants. The center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals aged 45 and above.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales of approximately Ps. 271.4 million that represent sales per square meter of approximately Ps. 23,227. Revenues from leases increased from approximately Ps. 25.4 million for the fiscal year 2007 to Ps. 28.9 million for the fiscal year 2008, which represent monthly revenues per gross leasable square meter of Ps. 192.6 in 2007 and Ps. 205.9 in 2008. As of June 30, 2008, the occupancy rate in Patio Bullrich was 100%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 18.3% of Patio Bullrich’s gross leasable area at June 30, 2008 and approximately 12.7% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Etiqueta Negra	Clothes and footwear	576.1	4.9
Zara	Great shop of clothes and footwear	786.0	6.7
La Martina	Clothes and footwear	108.25	0.9
Christian Dior	Clothes and footwear	86.53	0.7
Rouge internacional	Perfumery	599.6	5.1
Total		2,156.48	18.3

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix of the types of businesses in Patio Bullrich:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Entertainment	3,055.19	26.15
Clothes and footwear	5,820.17	49.81
Miscellaneous	1,501.99	12.85
Home & Housewares	208.86	1.78
Restaurant	1,036.16	8.87
Services	62.62	0.54
Total	11,685	100.0

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

	Fiscal year ended June 30,
	2006	2007	2008
	(in thousands of Argentine pesos)
Revenues:
Base rent	11,276.2	13,774.6	16,164.8
Percentage rent (1)	4,153.1	4,335.9	4,637.9
Total rent	15,429.3	18,110.5	20,802.7
Revenues from admission rights (2)	3,829.0	4,405.8	5,016.9
Management fees	480.0	690.0	780.0
Parking	1,589.6	1,722.3	2,165.4
Other	96.6	439.4	99.5
Total	21,424.5	25,368.0	28,864.5

(1)	Percentage rent is the revenue proportional to sales of our tenant.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2008, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2009	34	4,275	37	5,467,363	36
2010	17	2,521	21	3,145,842	21
2011	23	2,563	22	4,309,988	28
2012 and subsequent years	6	2,326	20	2,391,055	15

Total	80	11,685	100	15,314,248	100

(1)	Includes the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See note 19.I.s) to our consolidated financial statements for more information as to how we considered this definition.

Alto Noa, City of Salta

Alto Noa is an 89-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters which consists of 18,851 square meters of gross leasable area. Alto Noa has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight movie theatres. The shopping center is contained on one floor and has a free parking lot for 551 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

On May 29, 1998, we entered into a lending facility agreement with Hoyts which established the terms of the construction and for the lease of space to operate a cinema complex in Alto Noa. Pursuant to this agreement, Hoyts agreed to finance up to US$ 4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with options for Hoyts to renew the lease for two additional consecutive ten-year periods. As of October 2000, borrowings under the facility totaled US$ 4.0 million. These borrowings accrue interest at the six-month LIBOR plus 2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts Cinema. The amount outstanding under this loan as of June 30, 2008 was Ps 3.7 million. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 173.9 million, which represents sales per square meter of approximately Ps. 9,230. Revenues from leases increased from approximately Ps. 6.6 million for the fiscal year 2007 to Ps. 9.6 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps. 29.4 in 2007 and Ps. 42.5 in 2008. As of June 30, 2008, the occupancy rate in Alto Noa was 100%.

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 33% of Alto Noa’s gross leasable area at June 30, 2008 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Supermercado Norte	Supermarket	3,080.54	16.3
Garbarino	Houseware	408.34	2.2
Fravega	Houseware	403	2.1
Slots	Entertainment	519.55	2.8
Y.P.F	Services	1,812.5	9.6
Total		6,223.93	33.0

Tenant mix of Alto Noa

The following table sets forth the types of businesses in Alto Noa:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Entertainment	6,170.01	32.7
Clothes and footwear	3,424.32	18.2
Miscellaneous	6,021.07	31.9
Home & Housewares	1,669.80	8.9
Restaurant	1,282.13	6.8
Services	283.96	1.5

Total	18,851.29	100.0

Revenues from Alto Noa

The following table sets forth certain information relating to the revenues of Alto Noa during the following periods:

	Fiscal year ended June 30,
	2006	2007	2008
	(in thousands of pesos)
Revenues:
Base rent	3,711.4	4,454.1	5,984.2
Percentage rent (1)	1,367.7	1,659.6	2,807.5
Total rent	5,079.1	6,113.7	8,791.7
Revenues from admission rights (2)	178.8	362.4	686.9
Other	(14.7)	159.2	143.7
Total	5,243.2	6,635.3	9,622.3

(1)	Percentage rent is the revenue proportional to sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Noa

The following table shows a schedule of estimated lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2008, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps. )	(%)
2009	34	7,680	41	1,776,770	40
2010	24	1,949	10	1,177,556	27
2011	27	5,795	31	1,306,400	30
2012 and subsequent years	4	3,427	18	156,000	3

Total	89	18,851	100	4,416,726	100

(1)	Includes the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See note 19.I.s) to our consolidated financial statements for more information as to how we considered this definition.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 152-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2008 we own a 100% interest in Mendoza Plaza Shopping S.A. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 39,688 square meters of gross leasable area. Mendoza Plaza has a multiplex cinema covering an area of approximately 3,659 square meters with ten movie theatres, the Chilean department store Falabella, a food court with 20 restaurants, an entertainment center and a supermarket which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2008, shopping center visitors generated total retail sales in nominal value of approximately Ps.433.4 million, which represents sales per square meter of approximately Ps.10,920. Revenues from leases increased from approximately Ps. 18.8 million for the fiscal year 2007 to Ps.24.2 million for the fiscal year 2008 which represent monthly revenues per gross leasable square meter of Ps.39.7 in 2007 and Ps.50.9 in 2008. As of June 30, 2008, the occupancy rate in Mendoza Plaza Shopping was approximately 97.7%.

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 33.5% of Mendoza Plaza’s gross leasable area at June 30, 2008 and approximately 21% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(m2)	(%)
Falabella	Anchor stores	6,970.01	17.6
Super Vea Plaza	Supermarket	4,419.08	11.1
Garbarino	Houseware	813.9	2.1
Fravega	Houseware	469.37	1.2
Red Megatone	Houseware	588.7	1.5
Total		13,261.06	33.5

Tenant mix of Mendoza Plaza

The following table sets forth the types of businesses of the tenants in Mendoza Plaza:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Entertainment	9,501.54	23.9
Clothes and footwear	9,085.12	22.9
Miscellaneous	6,625.84	16.7
Home & Housewares	2,995.51	7.5
Restaurant	3,104.27	7.8
Services	1,405.83	3.5
Anchor Store	6,970.01	17.7
Total	39,688.12	100.0

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

	Fiscal year ended June 30,
	2006	2007	2008
	(in thousands of Ps.)
Revenues:
Base rent	8,843.5	11,041.2	13,773.3
Percentage rent (1)	3,552.8	4,906.5	7,080.0
Total rent	12,396.3	15,947.7	20,853.3
Revenues from admission rights (2)	1,425.4	2,000.9	2,327.0
Management fees	292.7	367.1	478.8
Other	521.2	463.6	573.2
Total	14,635.6	18,779.3	24,232.3

(1)	Percentage rent is the revenue proportional to sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Mendoza Plaza

The following table shows a schedule of estimated lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2008, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2009	62	17,240	43	4,009,525	35
2010	42	7,507	19	3,394,049	29
2011	44	4,242	11	2,947,935	25
2012 and subsequent years	4	10,699	27	1,233,567	11
Total	152	39,688	100	11,585,076	100

(1)	Includes the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See note 19.I.s) to our consolidated financial statements for more information as to how we considered this definition.

Alto Rosario, City of Rosario

Alto Rosario is a 145-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters, which consists of 28,561 square meters of gross leasable area. Alto Rosario has a food court with 15 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art movie theatres. The shopping center occupies on one floor and has a free parking lot for 1,736 cars. Alto Rosarios’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 271.3 million, which represents sales per square meter of approximately Ps. 9,500. Revenues from leases increased from approximately Ps. 15.5 million for the fiscal year 2007 to Ps. 20.0 million for the fiscal year 2008, which represent monthly revenues per gross leasable square meter of Ps. 42.6 in 2007 and Ps. 58.5 in 2008. As of June 30, 2008, the occupancy rate in Alto Rosario was 99.2%.

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.4% of Alto Rosario’s gross leasable area at June 30, 2008 and approximately 10.3% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
Fravega	Houseware	454.4	1.6
Red Megatone	Houseware	406.5	1.4
Sport 78	Clothes and footwear	612.5	2.1
Cines Rosario	Cinema	8,984	31.5
Compumundo	Houseware	232.5	0.8
Total		10,689.9	37.4

Tenant mix of Alto Rosario

The following table sets forth the types of businesses in Alto Rosario:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Entertainment	10,041.62	35.2
Clothes and footwear	10,961.22	38.3
Miscellaneous	1,287.78	4.5
Home & Housewares	1,730.76	6.2
Restaurant	2,269.13	7.9
Services	2,271.38	7.9
Total	28,561.89	100.0

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following period:

	Fiscal year ended June 30,
	2006	2007	2008
	(in thousands of Ps.)
Revenues:
Base rent	8,335.2	9,318.9	11,017.9
Percentage rent (1)	2,447.7	4,756.3	7,671.4
Total rent	10,782.9	14,075.2	18,689.3
Revenues from admission rights (2)	502.6	596.6	649.9
Management fees	360.0	420.0	450.0
Other	177.9	372.3	250.4
Total	11,823.4	15,464.1	20,039.6

(1)	Percentage rent is the revenue proportional to sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Rosario

The following table shows a schedule of estimated lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2008, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2008	114	13,519	47	6,868,122	76
2009	12	2,172	8	769,899	9
2010	12	2,936	10	809,821	9
2011 and subsequent years	7	9,934	35	574,803	6

Total	145	28,561	100	9,022,645	100

(1)	Includes the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See note 19.I.s) to our consolidated financial statements for more information as to how we considered this definition.

Córdoba Shopping Villa Cabrera.

On July 7, 2006, we executed a share purchase agreement jointly with our subsidiary Shopping Alto Palermo S.A. for the acquisition of all the shares held by Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. The price agreed upon for such transaction was set at a gross amount of US$12.0 million plus a variable amount (originally established in the contract), that was determined at Ps.4 million. The Company’s incorporation was effective on December 31, 2006. To date, our company and our subsidiary Shopping Alto Palermo S.A. paid over US$10 million and the amount related to the “year-end adjustment”. As of June 30, 2008, one US$2.0 million installments is pending payment; such installment will become due and payable semi-annually as from December 2008, accruing interest at 6.0% p.a. To secure the unpaid payment price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. Upon repaying each of the remaining installments, the encumbrance will be partially lifted.

As of December 16, 2008 the fourth installment was cancelled and the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, which consists of 10,117 square meters of gross leasable area. Córdoba Shopping has 104 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents for us a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

During the fiscal year ended June 30, 2008, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 120.8 million, which represents sales per square meter of approximately Ps. 11,943. Revenues from leases for the fiscal year 2008 were Ps. 10.6 million, which represent monthly revenues per gross leasable square meter of Ps. 87.1. As of June 30, 2008, the occupancy rate was 97.2%.

Five largest tenants of Córdoba Shopping

Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.7% of Córdoba Shopping’s gross leasable area at June 30, 2008 and approximately 7.6% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Córdoba Shopping’s five largest tenants as of June 30, 2008:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(m2)	(%)
New Sport	Clothes and footwear	205.22	2.0
Musimundo	Houseware	379.46	3.8
Dexter	Clothes and footwear	405.23	4.0
Mc Donald’s	Food	316.26	3.1
Canotier	Clothes and footwear	84.03	0.8
Total		1,390.2	13.7

Tenant mix of Córdoba Shopping

The following table sets forth the types of businesses in Córdoba Shopping:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(m2)	(%)
Entertainment	503.63	5.1
Clothes and footwear	5,091.93	50.3
Services	925.49	9.1
Miscellaneous	1,142.13	11.3
Restaurant	1,283.61	12.7
Home & Housewares	1,170.22	11.5
Total	10,117.01	100.0

Revenues from Córdoba Shopping

The following table sets forth certain information relating to the revenues of Córdoba Shopping during the following period:

	Fiscal year ended June 30,
	2006	2007	2008
	(in thousands of Ps.)
Revenues:
Base rent	—	—	6,926.6
Percentage rent (1)	—	—	2,006.5
Total rent	—	—	8,933.1
Revenues from admission rights (2)	—	—	1,081.0
Management fees	—	—	386.4
Other	—	—	176.3
Total	—	—	10,576.8

(1)	Percentage rent is the revenue proportional to sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Córdoba Shopping

The following table shows a schedule of estimated lease expirations for Córdoba Shopping during the periods indicated for existing leases as of June 30, 2008, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(m2)	(%)	(Ps )	(%)
2008	56	5,382	53	2,359,517	45
2009	19	1,937	19	1,079,124	20
2010	26	2,352	23	1,609,290	30
2011 and subsequent years	3	446	5	270,000	5

Total	104	10,117	100	5,317,931	100

(1)	Includes the vacant stores as of June 30, 2008. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See note 19.I.s) to our consolidated financial statements for more information as to how we considered this definition.

New Projects and Undeveloped Properties.

Renovation works at existing shopping centers.

During the fiscal year ended June 30, 2008, we completed several renovation projects in our shopping centers. We continued the construction of parking spaces in Paseo Alcorta shopping center which is expected to open shortly. The anchor store, Falabella was opened in Alto Avellaneda shopping center. In Patio Bullrich, we finished the Yenny store during the first days after the closing of the quarter, and made progress in the construction of the buildings adjacent to the Shopping center. We also renovated the Coronel Díaz avenue facade, the Santa Fe avenue access, and the food court of the Alto Palermo shopping center and as of June 30, 2008, we were close to finishing the under-bridge in Arenales Street and improvements to the shopping centers’ interiors. Alto Palermo Shopping Center’s re-launching was accompanied by the addition of new tenants, which has generated a higher number of customers and enhanced the sales of the other tenants.

Panamerican Mall Project, Buenos Aires City.

In December 2006, we entered into several agreements for the construction, commercialization, and administration of a new shopping center to be developed in the Saavedra neighborhood, in the City of Buenos Aires, by Panamerican Mall S.A. This project includes the construction of a shopping center, a hypermarket, cinemas, and an office building and/or a residential building. The completed project will cover an area of over 50,000 m2 of gross leasable area. This is one of the most important project in our pipeline. In the first half of March 2007, we started the construction of the shopping center, and we believe that it will be open in the first half of 2009.

Barter transaction agreement.

In October 2007, we entered into a barter agreement with Condominios del Alto S.A. pursuant to which we bartered a plot of land located in Rosario, Province of Santa Fe, for 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, we will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total value of the transaction is US$ 1.1 million. Upon signing the agreement, Condominios del Alto S.A. paid us US$ 15,300 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by mortgaging the land in favor of APSA for US$ 1.1 million; (ii) established a security insurance of US$ 1.6 million in our favor; and (iii) made the shareholders of Condominios del Alto S.A. guarantors of its obligations up to the amount of US$ 0.8 million.

We also entered into another barter agreement with Condominios del Alto S.A. pursuant to which we bartered another plot of land for 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, we will have 22% of the total square meters covered by the apartments and garages, respectively. The total value of the transaction is US$ 2.3 million.

Acquisition of Patio Olmos.

In November 2006, we acquired from the Provincial Government of Cordoba a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Cordoba, Argentina for an aggregate purchase price of Ps. 32.5 million, of which we made a down payment of Ps. 9.7 million as of that date. The property, which is located in the City of Cordoba, is a 5,147 square meter four-story building. The property is leased to an unrelated party who exploits the building as a shopping center. We did not acquire any rights to the shopping center business. The transaction was pending certain approvals which were obtained in September 2007 when the deed was signed and the remaining balance paid.

Caballito Project.

We are the owners of a plot of land with an area of approximately 25,539 m2 in the City of Buenos Aires, in the Caballito neighborhood. This land could be allocated to the construction of a shopping center. We have not yet obtained the authorization from the Government of the City of Buenos Aires to develop the shopping center in this site, and we cannot assure you that we will obtain it.

Exercise of option.

In August 2007, we exercised the option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. We paid US$ 0.6 million for the option which is accounted for under non current investments. The purchase is subject to certain approvals by the regulatory authorities which have not been obtained as of the date of this annual report. Should the approvals be obtained, we have committed to invest approximately US$ 24.4 million.

Coto Residential Project.

We are the owners of an air space of about 24,000 m2 above Coto Hypermarket, close to our Abasto Shopping Center, in downtown Buenos Aires. We and Coto Centro Integral de Comercialización S.A. (Coto) executed a public deed on September 24, 1997, whereby we acquired the rights to receive parking units and the rights to construct above the building located between Agüero, Lavalle, Guardia Vieja and Gallo Streets, in the Abasto neighborhood of Buenos Aires.

In July, 2008 we entered into a barter agreement with CYRSA pursuant to which we are subject to certain closing conditions, would surrender to CYRSA its right to construct a tower over a preexisting structure (owned by a third party) in exchange for deminimis cash (US$ 0.9 million) and 25% of the housing units in the future buildings. The total fair value of the transaction is US$ 5.9 million.

Acquisition of Soleil Factory, Province of Buenos Aires.

On December 28, 2007, we entered into an agreement with INCSA, an unrelated party, for the acquisition of the Soleil Factory shopping center for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million were paid and recorded as supplier advances. The transaction is subject to certain conditions. Upon fulfilment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million will accrue fixed interest at 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. As part of the same agreement, APSA entered into an offer to acquire, construct and operate a shopping center on land belonging to INCSA located in San Miguel de Tucuman, Province of Tucuman, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction among other conditions. The parties determined the value of this transaction to be US$ 1.3 million.

Acquisition of Beruti Plot of Land.

In fiscal year 2008, Alto Palermo S.A. acquired a plot of land located at Beruti 3351/9, in the Palermo neighborhood, of the City of Buenos Aires. The property is 3,207 m2 and was acquired for US$ 17.8 million. The significance of this acquisition lies on the strategic location of the property, close to Alto Palermo, our main shopping center.

Neuquén Project.

The main asset of Shopping Neuquén S.A. is a 50,000 m2undeveloped parcel of land located in Neuquén, Argentina, where we intend to develop a commercial project including the construction of a shopping center, and a hypermarket.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén which rescheduled the terms of the commercial and residential venture and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land, provided that it is not the one on which the Shopping Center will be built. This agreement was conditional on the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and on the approval of the architectonic project and the extension of the environmental impact research study by the Municipality.

After registering the blueprints for the project, Shopping Neuquén S.A. has to start the works within a term of 90 days. The first stage of the work (a minimum of 21,000 square meters of the Shopping Center and 10,000 square meters of the hypermarket) should be concluded in a maximum of 22 months from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement.

This agreement put an end to the lawsuit “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” before the High Court of Neuquén.

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

We manage and operate each of the shopping centers in which we have more than 50% ownership. We charge tenants a monthly management fee, which varies from shopping center to shopping center, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to fund promotional efforts for the shopping center. We charge a monthly management fee, paid prorated by the tenants, according to their particular lease rates. This management fee is a fixed amount in Alto Palermo, Alto Avellaneda, Abasto, Paseo Alcorta, Alto Rosario and Patio Bullrich and a percentage of the common area maintenance expenses in Buenos Aires Design, Mendoza Plaza and Córdoba Shopping. The total amount paid monthly to us during the fiscal year ended June 30, 2008, was approximately:

•	Ps. 80,000 in Alto Palermo,

•	Ps. 50,000 in Alto Avellaneda,

•	Ps. 80,000 in Abasto,

•	Ps. 65,000 in Patio Bullrich,

•	Ps. 40,000 in Alto Rosario,

•	Ps. 40,000 in Paseo Alcorta,

•	10% of the total amount of the common area maintenance expenses in Buenos Aires Design,

•	5% of the total amount of the common area maintenance expenses in Mendoza Plaza, and

•	6% of the total amount of the common area maintenance expenses in Córdoba Shopping.

Our total revenues from management fees during the fiscal year ended June 30, 2008, were Ps. 5.7 million.

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

We charge our tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 12% each year during the term of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Risk Factors—Risks Related to Our Business” for a more detailed discussion.

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

Control Systems

We have computer systems to monitor tenants’ sales in all of our shopping centers. We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a computerized cash register that is linked to a main computer server in the administrative office of such shopping center. We use the information generated from the computer monitoring system for auditing the Percentage Rent to be charged to each tenant and use the statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto Noa, Empalme and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system.

Insurance

We carry insurance policies with insurance companies that we consider to be financially sound. We employ multi-risks insurance for our Shopping Centers, which covers property damage, negligence liability, fire, falls, collapse, lightning and gas explosion, electrical and water damages, theft and business interruption. These insurance policies have specifications, limits and deductibles which we believe are customary. We also carry directors and officer’s insurance covering management’s civil liability, as well as legally mandated insurance, including employee personal injury and also provide life or disability insurance for our employees as benefits. We believe our insurance policies are adequate to protect us against the risks for which we are covered; however, some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

Related Business

Consumer Financing Segment

We participate in the consumer financing business through our subsidiary Tarshop, in which we hold a 93.4% interest as of November 30, 2008 Tarshop is a non-regulated entity, operating in the issue, processing and marketing of our own non-banking credit card called Tarjeta Shopping, and grants loans and personal credits.

Tarshop competes in the two key businesses of the consumer financing market: purchase and credit cards and personal loans. In addition, Tarshop competes in the personal loans segment on the basis of two clearly differentiated product lines: cash loans and direct financing at stores.

As a result of a new commercial strategy implemented by Tarshop based on its positioning as one of the leading companies in the consumer financing market, and in view of the progress in personal loans reflected in the total sales of Tarshop, we have decided to change the name of our Credit Card segment to Consumer financing, to more accurately reflect Tarshop’s business.

As of June 30, 2008, Tarshop had 894,000 customer accounts of which 640,000 had unpaid balances, an average indebtedness of Ps. 1,630 per account. The total loan portfolio amounted to Ps. 1,044.6 million, 78% of which was securitized through the Tarjeta Shopping Financial Trusts Program.

We derive major sales from the credit card line, which in the fiscal year ended on June 30, 2008, accounted for 74% of total sales, amounting to Ps. 1,413.8 million (an average monthly amount of Ps. 117.8 million). As of this filing Tarshop has issued 958,000 cards including main holders and additional holders, and since 2005, it has issued an average of over 11,000 cards for main holders each year.

During the same period, the personal loans business line generated 26% of average monthly sales. In recent years, personal loans granted have increased, amounting to Ps. 502 million for the fiscal year ended on June 30, 2008.

As of June 30, 2008, Tarshop had a commercial network that comprised 29 points of sale, spread in the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta, and Jujuy. As June 30, 2008, there were over 45,000 stores accepting our credit cards, 46% of which regularly made transactions and generated over 7.5 million transactions during the year.

Tarshop also owns 50% of the capital stock of Metroshop S.A.; the remaining 50% is owned by Metronec S.A., a subsidiary of Roggio S.A.This company is engaged in marketing credit cards by the addition of a chip that grants automatic access to the main means of transport and by making personal loans through an independent distribution network. Tarshop processes the products marketed by Metroshop.

The table below contains information about our consumer financing business for the relevant fiscal years:

	Fiscal year ended on June 30,
	2005	2006	2007
	(In constant million Ps.)
Revenue:
Interest collected	14.8	29.9	52
Commissions to merchants	14.7	22.7	35.8
Other fees and commissions	0.0	0.1	4.8
Interest, default interest, and other interest	3.1	5.9	14.8
Charges for account maintenance	12.7	22.2	33.2
Charges for life and disability insurance	19.4	41.6	73.2
Income of metroshop	0.1	0.4	1.7
Other services	0.0	0.1	2.4
Reissued credit cards	0.0	0.1	1.5
Total	64.8	123	219.4
Total credits(1)	209.2	384.6	723.5
Issued credit cards	0.4	0.5	0.6
Branches(2)	19	20	25
Adhered stores(2)	21,500	25,900	38,100

(1)	Including securitized fraction
(2)	Figures expressed in amounts

The table below contains information about our consumer financing business for fiscal year ended on June 30, 2008, according to income statement of Tarshop:

Fiscal year ended on June 30,
2008
(In constant million Ps.)
Tariffs to stores and loans	41.5
Income from services	163.8
Interest	74.6
Other income from services	6.3
Account statements	3.9
Income from Metroshop services	2.8
Less: Revenues discounts	-2.0
Total Revenues	290.9

Purchase and credit card

Tarshop operates in this business as an issuing and financing company, as a processor of its own card trademark, and as payer to the network of stores accepting the product. These characteristics are typical of a closed purchase and credit card system.

Tarjeta Shopping is accepted in over 45,000 affiliated stores, as of June 30, 2008, including the main supermarket, household appliances chains, and shopping centers.

Tarshop provides a wide variety of benefits, such as exclusive discounts and promotions, financing plans in installments, cash advances through Banelco and Link networks all over the country, balance financing through minimum payments, payment through automatic teller machine networks “Banelco” and “Link;” through the Internet using the “Pago mis cuentas” service; through direct debit payment, and through our own network of branches.

A differentiating element of Tarshop’s competitive strategy is its ability to establish the eligibility of customers, and grant them their credit card immediatly, which allows the customers to have immediate use of the product.

The main channels for attracting customers are our branch offices, and stands and points of sale in our shopping centers and retail stores.

Cash loans and consumer financing at stores

Tarshop’s loans business operates through two distinct modalities:

•	Personal loans granting cash amounts without a fixed use, called “Préstamos Tarshop.”

•	Consumer financing at stores, granting loans to individuals intending to purchase a specific good, for a fixed amount in a store, called “Créditos Tarshop.”

Cash loans are granted in fixed installments in pesos and the terms offered vary according to market conditions.

Credit is granted immediately, upon the customer’s submittal of the relevant documents. The store submits this documentation to our processing center where, after the relevant analysis of the documents, we decide whether the credit is granted. We are developing a new software tool which will allow affiliated stores to determine eligibility at once in our centralized databases.

“Crédito Tarshop” is a powerful product since it turns each affiliated store into a small branch office to attract more customers.

Distribution Network

As of June 30, 2008, Tarshop had 29 branches, including our shopping centers Alto Avellaneda, Alto Palermo and Abasto, as well as storefronts in major commercial centers located in the District of Avellaneda, downtown Buenos Aires and in the cities of Lomas de Zamora, Morón, Quilmes, Liniers, Florencio Varela, San Justo, Moreno, Merlo, among others. It also has branches in the Provinces of Córdoba, Tucumán, Catamarca, Salta and San Salvador de Jujuy.

We have promotion stands and account representatives at Wal-Mart Avellaneda, Supermercados Coto in the cities of Lanús, Sarandi, Temperley and Supermercado Hyper Libertar located in the city of Salta. We have strategic alliances with certain major household appliances and motorcycle stores, where credit can be granted on the spot.

Each branch is organized as an independent business unit, responsible for achieving its commercial goals, such as invoicing and account opening. Tarshop also has its own ATM structure in branches that allow for the collection of paybles and for granting of cash loans to customers.

Assessment

Applications for issue of credit products are subject to a credit assessment process. The steps followed for assessment are classified per activity as follows: verification and control of documents submitted, confirmation through an automated and sequential software that consults credit information supplied to the company by different providers, and finally, and whenever required, the data reported by the customer is validated via telephone verification. Upon completion of all data verification and analysis a determination of the account credit limit ais made.

Credit Limit Allocation

The allocation of a credit limit consists, as of June 30, 2008, in the assessment of the amount to be granted according to the level of indebtedness, income and risk score. Calculation of income may take into account income of one or more members of the applicant’s family group, who are required to submit evidence of the documents as a guarantee. The limit under the current credit policy shall not exceed the sum of Ps 30,000. Any credit exceeding this amount must be duly authorized. Based on the information submitted by the applicant, and the verifications performed, the corresponding credit limit is allocated. The credit limit allocated to an account is established by using a limit simulator, a program that calculates credit limits according to predefined variables per area, channel and product.

We assess aplications based on the applicant’s seniority and payment history. Tarshop regularly updates the credit limit of an account, according to the analysis performed by the Portfolio Analysis and Maintenance Group.

Invoicing Cycle

Tarshop handles an invoicing cycle which ends on the 20th day of each month and fixes a first maturity date between the 7th and the 11 th day of the month to be closed. The statement fixes a second maturity date accruing interest on the 20th day each month. Amounts due appearing on account statements may be paid in any branch or in any payment outlet belonging to the mass collection agents contracted by Tarshop for that purpose. On the 20th day of the month, unpaid amounts are considered in default and accounts are blocked for use until the customer makes a payment.

Collection Process

Tarshop’s collection process is carried out according to the strategy defined by its Risk Management group. It is divided into different tranches of default and preventive action is taken through a system of automatic calls to accounts deemed by the Company as prospectively risky. The internal management process starts on the 23rd day each month through a telephone call by the Collection Group Call Center, which is simultaneously supplemented by letters and automatic messages. This process is enhanced as account default moves forward. When internal management is unsuccessful, collection management is referred in a pre-litigation instance to external law firms hired for that purpose. Upon expiration of the term for external pre-litigation we perform a portfolio analysis and the accounts that may be subject to judicial proceedings are grouped together. Any accounts not fulfilling the requirements to bring legal action are referred to Collection Agents who visit the defaulting customers personally at their home address. Throughout the process the use of mitigation tools is assessed, ranging from refinancing to payment reduction settlements.

The policies for allowances for bad debts as of June 30, 2008, are similar to those established by the Banco Central de la República Argentina (Central Bank of the Republic of Argentina)1.

The table below shows the percentages of allowance calculated by Tarshop, as of June 30, 2008, based on the rules issued by the Banco Central:

Delay	Allowance (days)%
Regular Compliance	0 to 31	1
Inadequate Compliance	32 to 90	5
Deficient Compliance	91 to 180	25
Difficult Recovery	181 to 365	50
Unrecoverable	Over 365	100

1	Allowance for bad debts was estimated based on credit classification performed according to criteria related to debtors’ obligation default levels, and according to this classification the minimum allowance criteria arising from Communication “A” 2729 and amendments of the Banco Central de la República Argentina have been applied. In addition Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Further, the Company verifies coverage capabilities of the allowance resulting from the application of the procedure indicated in the previous paragraph, by evaluating the default risk portfolio according to its behavior.

Even if the Company uses the information available to carry out assessments, some future adjustments to allowance may be necessary if economic conditions substantially differ from the hypotheses used to perform the assessments. The Company has considered all the facts and/or operations subject to reasonable and normal assessment methods, which are reflected in the basic financial statements.

The table below provides information about our credit card loans (including securitized fraction):

	As of June 30, 2008
	2007		2008
	(1)		(1)
Portfolio Condition
Regular Compliance(2)	627.4	86.71%	779.3	83.36%
Matured:
31-89 days	26.2	3.62%	33.2	3.55%
90-180 days	37.8	5.22%	55.5	5.94%
181-365 days	32.2	4.45%	66.9	7.16%
Total	723.6	100.00%	934.9	100.00%
Over 365 days and under legal proceedings(3)	55	—	109.7	—
Allowance for Bad Debts of Portfolio Effective as Percentage of Defaulting Portfolio	—	34.5%	—	36.5%
Allowance for Bad Debts of Portfolio Effective as Percentage of Effective Portfolio	—	4.6%	—	6.1%

(1)	In millions of Pesos
(2)	Loans under regular conditions, with delay not exceeding 30 days.
(3)	These credits are subject to a 100% allowance for bad debts.

Funding and Securitization Activities

Tarshop’s main liquidity needs and capital uses include: payment of sales made by retail stores, working capital needs, investment in new technology, the opening and improvement of branches and holding of cash to take advantage of investment opportunities that may arise. Tarshop has significantly expanded its business by securitizing its credit card receivables pursuant to the Tarjeta Shopping Trust Program. By resorting to this innovative financial tool, Tarjeta Shopping has led one of the largest issues in the market and successfully placed 48 series for more than Ps.2.0 billion.Tarjeta Shopping was assigned the highest rating by Standard & Poor’s.

Tarshop has historically incurred liabilities mainly in local currency and to a lesser extent in foreign currency, and has leveraged twice the coverage for its commitments incurred in foreign currency.

Receivables Portfolio Securitization

Tarshop has its own Ps.900 million Trust Securitization Program. As of June 30, 2008, 43 series have been issued aggregating Ps.1,670 million in bonds and certificates of participation. During the first semester of 2008, 6 series were issued for Ps. 386 million, while in the same period in 2007, 4 series were issued for Ps.261 million. Total terms under each issue range from 20 to 30 months. The applicable nominal interest rates for Class A and B Bonds are approximately 15.3% and 21.7%, respectively. Interest rates were higher as compared to the previous year as a result of the prevailing local financial market conditions. The interest accrued on both Bonds is subject to floor and ceiling rates. Class A Bonds in both the revolving and non-revolving structures have an AAA rating granted by S&P. Due to the current financial crisis and the increase in delinquiency rates, rating agencies have increased the financial trust´s requirements of subordination, resulting in an increase of the percentage of certificates respect to Class A and B Bonds, such increase was lower than 10%.

Regarding the receivables transferred in connection with Tarshop’s Trust Securitization Program that qualified for sale treatment, neither Tarshop nor the trustee have responsibility over any shortfall or failure in collecting the receivables which are the source of cash payment for the bond holders. Due to the legal structure of securitization process set forth by Law No. 24,441 the agreements related to the securitization stipulate that the rights of beneficiaries (TDF holders) will not be affected by any financial or liquidity failure of either the trustee or Tarshop. The agreements also state that the transfer qualifies as a non-recourse transfer of receivables since if receivables are not collected in full, neither Tarshop or the trustee is obliged to use their own cash flows to cover any potential shortfall or collection failure.

Liquidity Policy

Tarshop’s policy is to maintain cash and bank account balances for an average of approximately Ps.2.0 million. All balances and reserves are stated in local currency.

Technology

Information systems are an essential element for credit card companies, as the processing of a large number of transactions and the management of unusual transaction volumes in certain key sales dates is required. This has prompted Tarjeta Shopping to procure state-of-the art technology, and for this reason the current data and transaction processing systems maintain all branches linked through its local intranet, allowing expediency and confidentiality in the handling and transmission of data. In addition, the participating stores may carry out transactions on-line 24 hours a day via POS networks operating in Argentina.

The expansion of the call center, our credit department, and number of branches, required a significant investment in technology and communications, resulting in an aggressive growth in the number of transactions and inquiries answered, granting of accounts, and increases in transaction processing speed.

The technology group’s resources are divided into four sectors: Systems Development, Technology, Server Management and IT Security. Business growth has enabled us to incorporate highly trained professionals, training programs, and better practice methods.

Tarjeta Shopping operates with proprietary information systems, developed and suited to the company’s business. Its main systems are developed in 4GL language and Java with Informix 10 Data Base Engine, migrating to a new system developed on visual technologies under Oracle 10G Data Base. The main system platform is composed of SUN Spark servers, with Solaris 10 operating systems.

All business processes, from origination to account opening, issue of cards, transaction validation, loan management, customer management, generation and printing of bills, payments, collections, delinquency management and processing, are supported by these systems.

The systems allows the on-line capturing and validation of on-line purchases, receiving transactions through POS networks (mainly Posnet and LaPos), as well as cash withdrawal transactions through Banelco and Link ATMs.

Tarjeta Shopping’s equipment and IT systems are comparable to those used by large-scale credit card companies, which will allow it to mantain its current cost structure while maintaining the growth of accounts it has been showing so far.

Summary Financial and Other Data

The following table sets forth certain balance sheet and other data for Tarshop as of June 30, 2006, 2007 and 2008:

	As of June 30,
	2006	2007	2008
	(in million Ps., except percentages)
Income Statement Data
Revenues	122.97	212.97	291.03
Costs	(45.53)	(77.42)	(131.86)
Gross profit	77.44	135.55	159.17
Selling expenses	(30.90)	(61.97)	(111.42)
Administrative expenses	(26.35)	(46.23)	(68.55)
Net (loss) income from retained interest in securitized receivables	2.62	3.25	(1.26)
Operating income	22.81	30.60	(22.06)
Financial results, net	0.11	0.83	1.22
Other income (expenses), net	(0.13)	3.03	3.81
Income before taxes and minority interest	22.79	34.46	(17.03)
Income tax expense	(8.24)	(15.45)	(1.52)

	As of June 30,
	2006	2007	2008
	(in million Ps., except percentages)
Net income	14.55	19.01	(18.55)
Financial results, net	0.11	0.83	1.22
Other income (expenses), net	(0.13)	3.03	3.81
Balance Sheet Data
Current assets:
Cash and banks	4.65	8.83	11.33
Investments	10.79	35.29	54.12
Accounts receivable	46.57	70.83	56.31
Other receivables	6.16	13.06	36.19
Inventory	0.03	0.0	0.0
Total current assets	68.19	128.01	157.95
Non-current assets:
Other receivables	7.43	24.31	21.57
Property, plant and equipment	4.88	9.68	12.32
Investments	39.81	55.68	111.10
Accounts receivable	19.74	40.58	7.72
Intangible Assets net	0.03	0.02	0.01
Total non-current assets	71.89	130.27	152.72
Total assets	140.08	258.28	310.67
Current liabilities:
Accounts payable	88.53	157.62	173.09
Customer advances	2.20	4.40	0.00
Short-term debt	5.89	12.90	61.57
Related parties	5.92	2.47	24.11
Salaries and social security payable	1.65	4.41	5.23
Taxes payable	6.44	21.78	13.52
Other liabilities	0.51	0.72	0.43
Total current liabilities	111.14	204.30	277.95
Non-current liabilities:
Accounts payable	0.00	0.00	3.24
Long-term debt	0.10	6.13	0.19
Other liabilities	0.00	0.00	0.00
Total non-current liabilities	0.10	6.13	3.44
Total liabilities	111.24	210.43	281.39
Shareholders’ equity	28.84	47.85	29.29
Total liabilities and shareholders’ equity	140.08	258.28	310.68

Other Financial Data
Return on assets	10.4%	7.4%	(6.0)%
Return on shareholders’ equity	101.8%	65.9%	(38.8)%
Net interest margin	62.84%	64.72%	55.01%
Non-performing loans as a percentage of total loans	25.20%	24.48%	46.31%
Reserve for loan losses as a percentage of total loans	16.80%	15.17%	47.97%
Reserve for loan losses as a percentage of non-performing loans	66.65%	61.98%	103.60%

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

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Leasable gross area	Shops	% Overall national leasable area(2)	% Shop(2)
Alto Palermo
	Alto Avellaneda(4)	GBA	49,604	142	3.73%	2.98%
	Abasto de Buenos Aires	BA	39,642	171	2.98%	3.58%
	Mendoza Plaza Shopping(4)	Mendoza	39,421	152	2.96%	3.19%
	Paseo Alcorta(4)	BA	48,893	111	3.68%	2.33%
	Alto Palermo Shopping	BA	18,551	143	1.39%	3.00%
	Buenos Aires Design(3)	BA	14,069	63	1.06%	1.32%
	Patio Bullrich	BA	11,685	80	0.88%	1.68%
	Alto Noa(4)	Salta	18,851	89	1.42%	1.87%
	Córdoba Shopping(4)	Córdoba	23,428	104	1.76%	2.18%
	Alto Rosario(4)	Rosario	40,415	145	3.04%	3.04%

	Subtotal		304,559	1,200	22.89%	25,16%

Cencosud
	Unicenter Shopping(4)	GBA	95,204	287	7.16%	6.02%
	Plaza Oeste Shopping(4)	GBA	42,083	146	3.16%	3.06%
	Quilmes Factory(4)	GBA	43,228	48	3.25%	1.01%
	Portal Lomas(4)	GBA	34,188	50	2.57%	1.05%
	San Martín Factory(4)	GBA	35,183	31	2.64%	0.65%
	Parque Brown Factory(4)	GBA	31,227	91	2.35%	1.91%
	Las Palmas del Pilar Shopping(4)	GBA	51,862	106	3.90%	2.22%
	Portal de Palermo(4)	BA	33,023	9	2.48%	0.19%
	Portal de la Patagonia(4)	Neuquén	34,279	50	2.58%	1.05%
	Portal de Escobar(4)	GBA	31,937	24	2.40%	0.50%
	Portal de los Andes(4)	Mendoza	31,380	40	2.36%	0.84%
	Portal de Madryn	Chubut	4,100	26	0.31%	0.55%
	Portal de Tucumán(4)	Tucumán	30,679	94	2.31%	1.97%
	Portal de Rosario(4)	Rosario	66,361	182	4.99%	3.82%
	Subtotal		564,734	1,184	42.45%	24.82%

Other Operators
	Bahía Blanca	Bahía Blanca	18,523	76	1.39%	1.59%
	Del Parque Shopping	BA	5,956	92	0.45%	1.93%
	Devoto Shopping(4)	BA	18,741	99	1.41%	2.08%
	El Solar de la Abadía	BA	6,825	87	0.51%	1.82%
	Galerías Pacífico	BA	13,961	148	1.05%	3.10%
	Libertad Poeta Lugones(4)	Córdoba	9,058	168	0.68%	3.52%
	Los Gallegos Shopping	Mar del Plata	12,000	65	0.90%	1.36%
	Nine Shopping(4)	GBA	25,552	99	1.92%	2.08%
	Norcenter(4)	GBA	30,175	122	2.27%	2.56%
	Nordelta Centro Comercial(4)	GBA	12,000	67	0.90%	1.40%
	Nuevocentro Shopping(4)	Córdoba	26,500	121	1.99%	2.54%
	Palace Garden Centro Comercial	Rosario	4,230	61	0.32%	1.28%
	Palmares Open Mall(4)	Mendoza	23,000	77	1.73%	1.61%
	Parque Comercial Auchan Quilmes(4)	GBA	22,570	97	1.70%	2.03%
	Parque Comercial Avellaneda(4)	GBA	57,000	79	4.28%	1.66%
	Parque Comercial Bs As II	BA	26,300	32	1.98%	0.67%
	Paseo Diagonal	Mar del Plata	4,050	24	0.30%	0.50%
	Patio Casey	Venado Tuerto	4,008	45	0.30%	0.94%
	Patio Olmos	Córdoba	13,198	121	0.99%	2.54%
	Plaza Liniers Shopping	BA	5,800	64	0.44%	1.34%
	Posadas Plaza Shopping	Posadas	5,347	56	0.40%	1.17%
	San Luis Shopping Center(4)	San Luis	22,763	41	1.71%	0.86%
	Shopping del Siglo	Rosario	12,540	81	0.94%	1.70%

Company	Shopping Center	Location(1)	Leasable gross area	Shops	% Overall national leasable area(2)	% Shop(2)
	Village Recoleta	BA	15,859	22	1.19%	0.46%
	El Palacio Galerias	Salta	2,700	33	0.20%	0.69%
	Galería Güemes	BA	1,820	29	0.14%	0.61%
	Paseo Pilar	GBA	4,618	65	0.35%	1.36%
	Soleil Factory	GBA	25,330	101	1.90%	2.12%
	Village Caballito	BA	5,471	13	0.41%	0.27%
	Torres del Sol	GBA	12,095	163	0.91%	3.42%
	Catamarca Shopping Terminal(4)	Catamarca	13,040	38	0.98%	0.80%
	Subtotal		461,031	2,386	34.66%	50.02%
Total			1,330,324	4,770	100%	100%

(1)	“GBA” means Gran Buenos Aires, the Buenos Aires metropolitan area, and “BA” means the city of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	We have an effective interest of 54% in ERSA, a company that operates the concession of this building.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Consumer Financing

The consumer financing market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina, most of which have substantially greater financial resources than we do and (ii) the strong market position of both Visa and Mastercard in Argentina. Our principal competitors in various segments of the credit card and personal loans market include:

•	International and domestic cards: Visa, Master, AMEX, Cabal, Diners, and Carta Franca.

•	Regional cards: Naranja, Provencred, Efectivo Sí, Credilogros, and Italcred.

•	Zonal cards: Carta Sur, Crédito Actual and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour, and Century.

•	Banks: Columbia, Itaú, Comafi, Privado, and others.

•	International financial companies: GE Capital, and Cetelem.

Seasonality

Our business is directly related to seasonality, which affects the sales level of our tenants. During the summer holiday season (January and February) our tenants experience their minimum sales levels, compared to the winter holidays (July) and the month of December (Christmas) when our tenants tend to reach their peak sales figures. Clothes and footwear tenants usually change their collections in spring and autumn. This has a positive effect in shopping sales. Discount sales at the end of each season also impact our business.

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

In November 2007, the Judicial Court authorized us to enter into a lease agreement with Wal Mart Argentina SRL for a term of 30 years. This exception was granted after taking into consideration the extension of the investment and the time necessary to recoup it. In June 2008, we requested the Judicial Court a new authorization to enter into a lease agreement with Falabella for a term of 30 years. In August 2008, the Judicial Court rejected the request and in November 2008 we appealed such decision. The court’s decision is still pending as of the date of this annual report,.

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

In addition, there are conflicting policy pronouncements and judicial decisions as to whether rent may be increased during the term of a lease. For example, section 10 of the Public Emergency Law prohibited lease agreements that adjusted rents for inflation based on an official index such as the Argentine Consumer Price Index or Wholesale Price Index. Most of our lease agreements contain rent escalation clauses, but they are not based on an official index. To date, no tenant has filed a judicial action or used in court an argument against us based on the existence of escalation clauses, but no assurance can be given that such actions will not be taken in the future, which if they prevail could materially and adversely affect us.

Under the Argentine Civil Code and the Lease Law No. 23,091, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options – leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

Law No. 23,091, as amended by Law No. 24,808 provides that tenants may rescind commercial lease agreements after the first six months by sending a written notice at least 60 days before the termination of the contract. Such rescission is subject to penalties which range from one to one and a half months of rent. If the tenant rescinds during the first year of the lease the penalty is one and a half month’s rent and if the rescission occurs after the first year of lease the penalty is one month’s rent. Argentine Law permits the parties to a lease agreement to freely set aside their rights and obligations thereunder. However, in the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine Government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited the eviction of tenants even for failure to pay rent. These regulations discouraged both property rental and the construction of new housing.

While current Argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. Argentine Civil Proceedings permit us to collect unpaid rent in an ordinary proceeding, although under certain special conditions (e.g. small amount of unpaid rent) the judge may decide for an expedited summary proceeding. While there is a special procedure to evict tenants, historically, the heavy workload of the courts that hear these matters and the existence of numerous procedural steps have tended to delay efforts of lessors to evict tenants. The lessor must provide written notice to the tenant at least ten days prior to commencing the eviction proceedings.

Despite the amendment to the Argentine Civil Procedure Code by which the lessor may, by posting a bond, obtain the immediate eviction of the tenant, eviction proceedings generally take from six months to two years from the date of filing of the suit to the time of actual eviction. Historically we have attempted to negotiate with defaulting tenants the termination of lease agreements in order to avoid legal proceedings.

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

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided. Buildings constructed before the enforcement of the Protection for the Disabled Law must be adapted to provide accesses, transit pathways and adequate facilities for mobility-impaired individuals. Those pre-existing buildings, which due to their architectural design may not be adapted to the use by mobility-impaired individuals, are exempted from the fulfillment of these requirements. The Protection for the Disabled Law provides that residential buildings must ensure access of mobility impaired individuals to elevators and aisles. Differential architectural requirements refer to pathways, stairs, ramps and parking spaces.

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided plots of land regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment. The provisions of this law require, among other things:

•

the registration of the sale in the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regards to an unenumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided parcels. However, creditors may be judicially compelled to agree to the division; and

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

On May 8, 2003 the Congress enacted Law No. 25,737 which suspended foreclosures for a period of 90 days more. Afterwards, private and financial entities voluntarily decided to suspend foreclosures. On November 2005, the Argentine Congress enacted a new Law (No. 26,062) which extended the foreclosures suspension for an additional 120 days, which was again extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosures on mortgaged property were suspended until December 2006.

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

Law No. 26,167 enacted on November 29, 2006, suspended foreclosures and has also established a special proceeding within the ordinary trials for the enforcement of certain mortage loans. Such special proceedings give creditors a 10-day period to inform the court the amounts owed under the mortgage loan. Soon after, the judge is to call the parties for a hearing in order to reach an agreement on the amount and terms of payment thereunder. In case of failure by the parties to reach such agreement, they will have a 30-day negotiation period, and if such negotiations still result unsuccessful, then, payment and conditions will be determined by the court.

Most mortgages executed by us provide that we are empowered to declare the anticipated expiration of the loan upon non-payment of an installment. This enables us to recover the unpaid amounts through the sale of the relevant property pursuant to the Civil and Commercial Procedure Code of Argentina as Law No. 24,441. Pursuant to the Argentine law, fees and expenses related to collection procedures must be borne by the debtor, and the proceeds from any auction of the property may be used for the settlement of such obligation. Although our mortgages are U.S. dollar-denominated, Decree No. 214/2002 and Decree No. 762/2002 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. dollars are subject to the following rules:

•	the obligations are to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CER for loans granted for the acquisition of commercial properties guaranteed by mortgages; or

•	since October 1, 2002 and until March 31, 2004, for residential leases, the obligations are to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CVS; and

•

if because of the application of these provisions the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If in the event the parties do not reach an agreement, the judicial courts will decide about the difference in each particular case.

•	pursuant to Decree 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable on April 1, 2004.

Other Regulations

Consumer Protection Law. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the arrangement and execution of contracts. The Consumer Protection Law purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Law deems void and unenforceable certain contractual provisions in consumer contracts, including:

•	warranty and liability disclaimers;

•	waiver of consumer rights;

•	extension of seller rights; and

•	shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from fines to closing down of establishments in order to induce compliance from sellers.

The Consumer Protection Law defines consumers or users, as the individuals or legal entities that acquire or use goods or services for free or for a price for final use or for their own benefit or that of their family or social group. It also included the acquisition of rights on a time-share leasing, country club, private cemetery, among others. It also considered as consumer any person who is exposed to a consumption relationship.

In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users. It excluded from the application of the Consumer Protection Law the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority, but the law regulates the advertisements that promote professional services.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer. On June 2005, Resolution No. 104/05, which complements the Consumer Protection Law, adopted MERCOSUR’s Resolution which requires those who engage in commerce over the Internet (E-Business) to disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms.

Antitrust Law. Law No. 25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies which exceed the accumulated sales volume by approximately Ps.200.0 million in Argentina; then the respective concentration should be submitted for approval to the Comisión Nacional de Defensa de la Competencia, or Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the Antitrust Authority may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

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

On January 22, 2008, Alto Palermo requested the Antitrust Authority’s clearance for the transfer of the Soleil Factory shopping center. As of the date of this filing, the Antitrust Authority has not reached a decision.

For more information see Item 3 “Risk Factors - Risk related to our Business - Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010, regulates different aspects of the credit cards business. The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected by users and the commissions to the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping”, issued by Tarshop S.A.

C. Organizational Structure

As of June 30, 2008 our organizational structure was:

(1)	The country of residence of our subsidiaries is Argentina.
(2)	Owned through a 100% interest in Shopping Villa Cabrera, 5% through our subsidiary Shopping Alto Palermo. S.A. and 95% directly through APSA.
(3)	Owned through a 53.7% equity interest in our subsidiary Emprendimiento Recoleta, which holds the concession to operate the Buenos Aires Design Shopping Center.
(4)	Owned through a 100% interest in Shopping Mendoza Plaza, 5% through our subsidiary Shopping Alto Palermo S.A. and a 95% directly through APSA.
(5)	As of April 17, 2007, our subsidiary Altocity.com S.A. changed its name to Comercializadora Los Altos S.A., we own a 100% interest in Comercializadora Los Altos S.A. 10% through our subsidiary Shopping Alto Palermo S.A., and 90% directly through APSA.
(6)	See Recent Deveolpments Item 4.

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2008:

Subsidiary	Activity	Country of Incorporation	Percent Ownership (%) (1)		Percent of voting power (%) (1)	Percentage of our total net revenues
Shopping Alto Palermo S.A.	Real estate investments and development	Argentina	100%		100%	11.0%
Fibesa S.A.	Real estate agent	Argentina	100%		100%	2.7%
Tarshop S.A.	Consumer Financing	Argentina	80	%(6)	80%	45.5%
Emprendimiento Recoleta S.A.	Building	Argentina	54%		54%	1.9%
Inversora del Puerto S.A. (2)	Real estate investments	Argentina	—		—	0.0%
Shopping Neuquén S.A.	Development of undertakings	Argentina	98%		98%	0.0%
Mendoza Plaza Shopping S.A.(3)	Real estate investments	Argentina	100%		100%	3.8%
E-Commerce Latina S.A.(4)	Holding services	Argentina	—		100%	0.0%
Comercializadora Los Altos S.A (5)	Real estate agent	Argentina	100%		100%	0.7%
Empalme S.A.I.C.F.A. Y G. (3)	Real estate investments	Argentina	100%		100%	1.7%
Panamerican Mall S.A.	Real estate investments	Argentina	80%		80%	0.0%

(1)	Percentage of equity interest has been rounded. It does not contemplate irrevocable contributions.
(2)	On September 28, 2007, this company was liquidated.
(3)	Corresponds to the 95% of the direct interest of APSA and 5% of the indirect interest through the subsidiary SAPSA.
(4)	Sold to IRSA and Patagonian Investment S.A., in November 2007.
(5)	Corresponds to the 90% of the direct interest of APSA and 10% of the indirect interest through the subsidiary SAPSA.
(6)	Subsequent to year end, equity interest increase to 93.4%

D. Property, Plants and Equipment

Our properties include shopping centers and land reserves for the construction of shopping centers or apartment buildings. All of our properties are located in Argentina.

We lease our headquarters, located at Moreno 877, 22nd floor, (C1091AAQ), Buenos Aires, Argentina, from Inversora Bolivar S.A., a subsidiary of IRSA, pursuant to a lease agreement.

The following table sets forth certain information about our owned properties:

Property	Location	Encumbrance
Alto Palermo	City of Buenos Aires, Argentina	—
Abasto	City of Buenos Aires, Argentina	—
Alto Avellaneda	City of Avellaneda, Argentina	—
Paseo Alcorta	City of Buenos Aires, Argentina	—
Patio Bullrich	City of Buenos Aires, Argentina	—
Alto Noa	City of Salta, Argentina	—
Buenos Aires Design	City of Buenos Aires, Argentina	—
Alto Rosario	City of Rosario, Argentina	—
Mendoza Plaza	City of Mendoza, Argentina	—
Caballito project(1)	City of Buenos Aires, Argentina	—
Neuquén Project	City of Neuquén, Argentina	Mortgage
Córdoba Shopping Villa Cabrera(2)	City of Córdoba, Argentina	Mortgage	(4)
Patio Olmos Building(3)	City of Córdoba, Argentina	—
Panamerican Mall SA	City of Buenos Aires, Argentina	—
Air Space Coto	City of Buenos Aires, Argentina	—
Torres de Abasto	City of Buenos Aires, Argentina	—
Beruti (5)	City of Buenos Aires, Argentina	Mortgage
Other properties(6)	City of Buenos Aires, Argentina	—

(1)	We have a parcel of land with a surface area of 25,539 square meters in the “Caballito” neighborhood, one of the most highly populated areas in the City of Buenos Aires. This land could be used to build a 30,000 square meter shopping center including a hypermarket. We have not yet obtained the authorization from the government of the City of Buenos Aires to develop the center on this land and cannot at this stage guarantee that such authorization will be granted. As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings for an aggregate amount of Ps.3,689,485.5, plus an added amount, provisionally estimated, of Ps.900,000 in order to respond to legal costs and interests. The main dispute is about the amount due for the admission rights of the income tax. In the first instance, AFIP pleaded for a general restraining order. As of June 30, 2008, under court proceedings, this building is subject to a legal attachment.
(2)	We own a 100% interest in Empalme S.A.I.C.F.A. y G.
(3)	Acquired on September 25, 2007.
(4)	Right over real property granted by a debtor to a creditor whereby the creditor is authorized to receive the income from such property to cancel interest and/or principal under our existing debt.
(5)	Encumbered by a first priority mortgage in favor of Dowler Company S.A., in security of the unpaid balance of the purchase price US$ 8.9 million.
(6)	Includes properties nearby Alto Palermo and Patio Bullrich, and other properties located in the City of Buenos Aires.

We do not currently lease any material properties other than our headquarters.

A detailed description of each of our different properties and plans to expand, build or develop have been previously disclosed in this document under “Business—Overview” beginning on page 39, including information about size, use and location of the properties and estimations of cost and methods of financing the planned expansions and developments.

ITEM 4A.	Unresolved staff comments

None.

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

See Item 3, Risk Factors for a more complete discussion of the economic and industry-wide factors relevant to us and the opportunities and challenges as a result of the global economic crisis, and risks on which we are focused.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2006, 2007 and 2008 relate to the fiscal years ended June 30, 2006, 2007 and 2008, respectively.

We maintain our financial books and records in Pesos. We prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in significant respects from U.S. GAAP. These differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 19 to our audited consolidated financial statements included elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of our net income and shareholders’ equity.

Critical Accounting Policies and Estimates

In connection with the preparation of the consolidated financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	revenue recognition;

•	business combinations;

•	useful lives of real estate assets;

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	extension of our Convertible Notes’ maturity date;

•	deferred income tax;

•	minimum presumed income tax; and

•	negative goodwill, net.

Revenue Recognition

Leases and services from shopping center operations. We account for our leases with tenants as operating leases. We generally charge tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Certain of our lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, we do not recognize contingent rents until the required thresholds are exceeded.

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

Consumer Financing. We derive revenues from origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders account statements, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis; and (iv) interest income generated by financing and lending activities. Revenues from financing and lending activities are comprised of interest income which is recognized on an accrual basis.

Business combinations

Acquisitions are accounted for under the purchase method of accounting. Under the purchase method of accounting, we allocate the purchase price of properties to tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of Technical Resolution No. 18. In making estimates of fair values for the purpose of allocating purchase price, management utilized a number of sources.

We also consider information about each property obtained as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of tangible and intangible assets acquired.

We allocate a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally we determinate the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangible would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management uses independent sources or management’s determination of the relative fair values of the respective in-place lease values.

Our estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. We also estimate costs to execute similar leases including leasing commissions, legal expenses and other related costs. Other intangible assets acquired may include tenant relationships which are valued based on management’s evaluations of the specific characteristics of each tenant’s lease and our overall relationship allowing the recognition of an intangible asset.

Useful lives of real estate assets

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on our net income. If we would lengthen or shorten the expected useful life of a particular asset, it would be depreciated over more or less years and result in less or more depreciation expense and higher or lower net income.

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

Impairment of long-lived assets

As a matter of policy, we evaluate the carrying value of our long-lived assets on a segment-by-segment basis every June 30 of each year. In addition, we periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Prior to the changes to the accounting standards introduced by the Comisión Nacional de Valores, we considered the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. We determined the fair market value primarily using independent appraisals which apply different valuation methods as applicance. Effective July 1, 2006, due to the adoption of the new accounting standards by the Comisión Nacional de Valores, the carrying value of a long-lived asset is considered impaired by us when its value in use or its net realizable value, whichever is greater, is less than its carrying value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the assets less costs to sell. The adoption of this accounting standard did not have an impact in our results of operations or financial position.

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

On June 30 of every year we review our assets related to leases and services, and other segments for impairments. Due to the continued deterioration of the Argentine economy during our fiscal years ended June 30, 2002, 2003 and 2006 we recognized impairment losses related to the Leases and Services and Other segments amounting to Ps.62.8 million and Ps.12.7 million and Ps.0.4 million, respectively. As a result of increases in their fair market values, during fiscal years 2003, 2004, 2005, 2006, 2007 and 2008, we partially reversed previously recognized impairment losses recognizing gains of Ps.15.7 million, Ps.26.9 million, Ps.13.1 million, Ps.9.9 million, Ps.2.3 million and 0.1 million, respectively. In addition, amortization related to the impairment charges amounted to Ps.1.6 million, Ps 0.6 million and Ps.0.3 million during the years ended June 30, 2004, 2005 and 2006, respectively. Assets reviewed for impairment purposes in connection with those two segments represent 64.16 % and 62.2% of our total assets as of June 30, 2008 and 2007, respectively.

Fair market values were determined by independent appraisals using either the “rent value method” or the “open market method”, as applicable. As of June 30, 2008, the valuation of each shopping center was performed according to “the rent value method”. This method determines the value of each property considering the specific projected cash flows discounted at a rate commensurate with its risk. We calculated discount rates considering each property’s location, competition in its market, its historical vacancy rates and historical cash flows. The average discount rates we used were 6%, 8 % and 10 % the average price per leasable square meter was Ps. 7.197 and the average vacancy rate was calculated taking into consideration the real vacancy. The performance of a sensitivity analysis which reduces prices per square meter by 5% does not generate an increase in impairment as of June 30, 2008.

We used the “open market method” for the valuation of land reserved and non-current inventories. We estimated the value of each site by taking into consideration the value of the property according to its surface area and location, as well as the availability of inventory. Our land reserve constitutes an added value as a unique portfolio for shopping centers development in CBD (Central Business Districts). Caballito and Neuquén are the largest locations in our portfolio. The performance of a sensitivity analysis, which reduced prices by 5%, resulted in a not material increase impairment as of June 30, 2008 equal to Ps.0.05 million.

Extension of our Convertible Notes’ maturity date

On July 19, 2002, we issued an aggregate amount of US$50.0 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The Convertible Notes accrue interest at a fixed annual interest rate of 10% (payable semiannually), are convertible at any time at the option of the holder into common shares of Ps. 0.10 par value per share and originally matured on July 19, 2006. On May 2, 2006 a Meeting of Noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014, leaving the remaining terms and conditions unchanged.

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

Negative goodwill, net

(i) Negative goodwill:

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

(ii) Goodwill:

Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

The carrying amount does not exceed its respective estimated recoverable value at the end of this year.

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	the impact of certain U.S. GAAP adjustments on equity investees;

•	the accounting for marketable securities;

•	the accounting for securitization programs;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the present-value accounting;

•	the restoration of previously recognized impairment losses accounting;

•	the accounting for convertible notes;

•	the accounting for real estate barter transactions;

•	the revenue recognition of deferred brokerage commissions over the term of the respective leases;

•	the escalation rental revenue under straight-line method over the term of the leases;

•	the deferral of certain revenues from life and disability insurance and origination fees;

•	the amortization of fees related to the Senior Notes;

•	the accounting for software obtained for internal use;

•	the accounting for increasing rate debt;

•	the reversal of goodwill amortization

•

the differences between the price-level restated amounts of assets and liabilities and their historical basis that, under Argentine GAAP, the Company considered them as permanent differences in accounting for deferred income tax calculation purposes, while under U.S. GAAP are treated as temporary differences;

•	the effect of the reversal of certain capitalized financial costs.

•	the effects on deferred income tax of the foregoing taxes of the above-mentioned reconciling items, as appropriate;

•	the effect on minority interest of the above-mentioned reconciling items, as appropriate; and

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See note 19 to our audited consolidated financial statements included elsewhere in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2006, 2007 and 2008 was approximately Ps. 44.7 million, Ps.64.1 million and Ps. 80.0 million, respectively, compared to approximately Ps. 47.0 million, Ps.75,7 million and Ps.109,5 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2007 and 2008, was Ps.823.9 million and Ps.848.1 million, respectively, compared to Ps.668.1 million and Ps.711.9 million, respectively, under U.S. GAAP.

Overview

Effects of the economic crisis since 2001

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

In response to the political and economic crisis, the Argentine government undertook a number of far-reaching initiatives that significantly changed the monetary and foreign exchange regime and the regulatory framework for conducting business in Argentina. Between December 2001 and January 2002, Argentina abolished the fixed parity between the Peso and the U.S. dollar, rescheduled bank deposits, converted dollar denominated debts into pesos, and suspended payment on a significant portion of its public debt.

Most sectors of the Argentine economy were severely affected by the crisis and regulatory changes. In April 2002, the economy started its path to stabilization and realized a clear improvement of economic variables during the second half of the year, mainly as a result of expanding exports and decreasing imports. While the devaluation of the Peso had significant adverse consequences, it resulted in a positive balance for Argentina’s current account, which fostered a reactivation of domestic production. The sharp decline in the Peso’s value against foreign currencies, together with a decline in production costs in U.S. dollar terms, made Argentine products relatively inexpensive in the export markets. At the same time, the costs of imported goods increased significantly due to the devaluation of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

During the second half of 2002, Argentina’s Gross Domestic Product (GDP) increased 4.4%, and the consumer price index inflation was 8.0% for the six-month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. The improving economic conditions, particularly the reduction of capital outflows from the Argentine economy and the banking system, allowed the government to begin lifting restrictions on bank withdrawals in November 2002.

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

In May 2003, Argentina’s political environment was reorganized when Néstor Kirchner took office as president. The economy continued to show indications of recovery, as GDP grew 8.8% in 2003. A combination of sound fiscal and monetary policies kept consumer price inflation under control at 3.5% in 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation (amounting to Ps.7.8 billion), and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. Social indicators also improved. The unemployment rate decreased to 17.3% in 2003 and real wages began to recover.

During 2004 and 2005, the Argentine economy continued to grow. GDP grew 9.0% in 2004 and 9.0% in 2005 according to the Central Bank’s survey of independent forecasting firms. Inflation remained relatively low in 2004 although it almost doubled to 6.1% from 2003, and it increased to 12.3% during 2005, 9.8% during 2006, 8,5% during 2007 and 4,7% as of the first semester of 2008.

In June 2005, the Argentine government completed a restructuring of a substantial portion of the federal government’s public debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$191.3 billion to US$126.6 billion and negotiated lower interest rates and extended payment terms. Approximately US$19.5 billion of defaulted bonds held by creditors who did not participate in the exchange offer remain outstanding.

During 2008, the global economy has deteriorated significantly as a consequence of the subprime mortgage crisis. Therefore, Argentina faces a global economic slow-down that may significantly impair economic growth. However, Argentina can continue to generate positive export balances through the export of primary commodities and industrial manufactures.

Although Argentina’s economy has recovery significantly from the crisis of 2002, the effects of the global economic slow-down on Argentina can not be predicted. We cannot assure you that the favorable economic conditions that Argentina has experienced in recent years will continue. See “Risk Factors—Risks Related to Argentina.”

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002 published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%

The increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations.

During 2006 and 2007 retail prices increased significantly, making inflation one of the main economic issues. In order to hold back inflation, the government signed trade agreements, primarily within the food and textile sectors. The Wholesale Price Index (“IPIM”) increased by 9.1% in the first eleven months of 2008. This shows that inflation is one of the most important problems facing Argentina today.

Effects of interest rate fluctuations

Most of our U.S.dollar denominated debt accrues interest at a fixed rate. An increase in interest rates will not necessary result in a significant increase in our financial costs and may not materially affect our financial condition and our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S.dollars. Therefore, a devaluation of the Argentine Peso against the U.S.dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgages and lease receivables. Due to the fact that many of our customers have their cash flows in Pesos, a fluctuation of the exchange rate may increase their U.S.dollar-denominated liabilities. Foreign currency exchange restrictions that may be imposed by the Argentine Government could prevent or restrict our access to U.S.dollars, affecting our ability to service our U.S. dollar denominated liabilities.

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

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have three reportable segments. These segments are “Leases and services,” “Consumer Financing” (formerly Credit Card Operations) and “Other.”

A general description of each segment follows:

Leases and services. The majority of our revenues are derived from leases with retail tenants in our ten shopping centers. We generally charge our tenants rent based on the higher of: (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales. For the fiscal years ended June 30, 2006, 2007 and 2008, a majority of our tenants paid the rent on the basis of the specified percentage of its monthly gross sales. We also charge our tenants a monthly management fee, prorated among all tenants in the relevant shopping center according to their leases, relating to the administration and maintenance of the common areas and administration of contributions made by tenants to finance promotional efforts for our shopping centers. We recognize management fees monthly when earned. We also generate revenues from admission rights (a non-refundable admission fee tenants may be required to pay upon entering into or renewing a lease), leasing agent fees paid by tenants calculated as a percentage of the final rental value and parking lot fees charged to visitors. We recognize admission rights using the straight-line method over the lives of the respective lease agreements. We recognize parking revenues as services performed.

Consumer Financing. We operate a consumer financing segment business through our majority-owned subsidiary Tarshop. Our Consumer Financing segment consist primarily of lending and servicing activities relating to the credit cards and personal loans products, we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card and personal loan activities through securitization of the receivables underlying the accounts we originate. Our revenues from the consumer financing transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities.

Other. Our Other segment includes the development and sale of residential properties, acquisitions of undeveloped parcels of land for future development, sales from time to time of such undeveloped parcels, and gains or losses from our investment in E-Commerce Latina S.A. which offered on-line shopping until March 2007 when it restructured its business activities away from internet-based operations. For the fiscal years ended June 30, 2006, 2007 and 2008, revenues from our Other segment were not significant, except for Ps. 23.0 million of revenues from our sale of the Alcorta Plaza parcel of land in December 2005 in the fiscal year ended June 30, 2006.

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance of our segments and allocate resources to each segment based on net income. We do not depend on any one customer.

The following tables provide the consolidated statement of income data for each of the fiscal years ended June 30, 2006, 2007 and 2008 by segment activity. Certain other operating data by business segment is included herein. The consolidated statement of income data for each of the fiscal years ended June 30, 2006, 2007 and 2008, has been derived from our annual audited consolidated financial statements included elsewhere in this annual report.

	Fiscal year ended June 30,
	2006	2007	2008
Revenues by Business Segment
Leases and services	59.7%	56.1%	54.2%
Consumer Financing	34.0%	44.1%	45.5%
Others	6.5%	0.1%	0.6%
Intersegment eliminations(2)	(0.2)%	(0.3)%	(0.3)%

Total	100.0%	100.0%	100.0%
Total Revenues (1)	361.4	483.2	640.2

(1)	In million of Pesos.
(2)	Includes intersegment eliminations from lease revenues and expenses which means eliminations due to consolidation of the financial statements.

As of and for the year ended June 30, 2008	Leases and services	Consumer financing	Others	Total reportable segments	Eliminations		Total as of and for the year ended June 30, 2008
	Ps.	Ps.	Ps.	Ps.	Ps.		Ps.
Revenues	347,252,573	291,030,288	3,728,636	642,011,497	(1,857,914	)(1)	640,153,583
Costs	(98,820,046)	(131,859,373)	(3,579,468)	(234,258,887)	2,834,198	(1)(2)	(231,424,689)

Gross profit	248,432,527	159,170,915	149,168	407,752,610	976,284		408,728,894

Selling expenses	(24,808,695)	(111,415,038)	(298,247)	(136,521,980)	—		(136,521,980)
Administrative expenses	(40,374,531)	(68,547,801)	(750)	(108,923,082)	—		(108,923,082)
Net loss from retained interest in securitized receivables	—	(1,261,126)	—	(1,261,126)	—		(1,261,126)
Gain from recognition of inventories at net realizable value	—	—	185,160	185,160	—		185,160

Operating income (loss)	183,249,301	(22,053,050)	35,331	161,231,582	976,284		162,207,866

Equity loss from related companies	(14,075)	—	—	(14,075)	—		(14,075)
Amortization of goodwill	(1,959,759)	(242,254)	—	(2,202,013)	—		(2,202,013)
Financial results, net	(13,831,774)	1,221,699	198,521	(12,411,554)	(976,284	)(2)	(13,387,838)
Other (expense) income, net	4,974,679	3,800,325	—	8,775,004	—		8,775,004

Income (loss) before taxes and minority interest	172,418,372	(17,273,280)	233,852	155,378,944	—		155,378,944

Income tax (expense) income	(74,910,356)	(1,521,707)	(81,849)	(76,513,912)	—		(76,513,912)
Minority interest	(2,605,606)	3,710,551	—	1,104,945	—		1,104,945

Net income (loss)	94,902,410	(15,084,436)	152,003	79,969,977	—		79,969,977

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.

As of and for the year ended June 30, 2007	Leases and services	Consumer financing	Others	Total reportable segments	Eliminations		Total as of and for the year ended June 30, 2007
	Ps.	Ps.	Ps.	Ps.	Ps.		Ps.
Revenues	271,248,380	212,965,332	395,507	484,609,219	(1,378,065	)(1)	483,231,154
Costs	(90,644,235)	(77,417,344)	(1,411,386)	(169,472,965)	1,166,397	(1)(2)	(168,306,568)

Gross profit (loss)	180,604,145	135,547,988	(1,015,879)	315,136,254	(211,668)		314,924,586

Selling expenses	(20,003,558)	(61,966,341)	(2,342,096)	(84,311,995)	—		(84,311,995)
Administrative expenses	(33,548,025)	(46,234,062)	(378,785)	(80,160,872)	288,000	(1)	(79,872,872)
Net income from retained interest in securitized receivables	—	3,253,789	—	3,253,789	—		3,253,789
Gain from recognition of inventories at net realizable value	—	—	545,400	545,400	—		545,400

Operating income (loss)	127,052,562	30,601,374	(3,191,360)	154,462,576	76,332		154,538,908

Equity loss from related companies	—	—	(678,569)	(678,569)	—		(678,569)
Amortization of goodwill	(4,366,356)	—	—	(4,366,356)	—		(4,366,356)
Financial results, net	(19,458,713)	825,313	(756,679)	(19,390,079)	(76,332	)(2)	(19,466,411)
Other (expense) income, net	(6,738,157)	3,034,256	356,435	(3,347,466)	—		(3,347,466)

Income (loss) before taxes and minority interest	96,489,336	34,460,943	(4,270,173)	126,680,106	—		126,680,106

Income tax (expense) income	(45,243,616)	(15,454,533)	4,445,217	(56,252,932)	—		(56,252,932)
Minority interest	(2,569,327)	(3,801,283)	—	(6,370,610)	—		(6,370,610)

Net income	48,676,393	15,205,127	175,044	64,056,564	—		64,056,564

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.

As of and for the year ended June 30, 2006	Leases and services	Consumer financing	Others	Total reportable segments	Eliminations		Total as of and for the year ended June 30, 2006
	Ps.	Ps.	Ps.	Ps.	Ps.		Ps.
Revenues	215,894,651	122,968,616	23,384,250	362,247,517	(891,604	)(1)	361,355,913
Costs	(76,634,274)	(45,532,952)	(18,497,882)	(140,665,108)	1,599,732	(1)(2)	(139,065,376)

Gross profit	139,260,377	77,435,664	4,886,368	221,582,409	708,128		222,290,537

Selling expenses	(15,296,283)	(30,900,024)	(709,021)	(46,905,328)	—		(46,905,328)
Administrative expenses	(26,415,282)	(26,349,116)	(8,672)	(52,773,070)	—		(52,773,070)
Net income from retained interest in securitized receivables	—	2,625,001	—	2,625,001	—		2,625,001
Gain from recognition of inventories at net realizable value	—	—	3,497,632	3,497,632	—		3,497,632

Operating income	97,548,812	22,811,525	7,666,307	128,026,644	708,128		128,734,772

Equity loss from related companies	—	—	(678,881)	(678,881)	—		(678,881)
Amortization of goodwill	(4,516,101)	(223,574)	—	(4,739,675)	—		(4,739,675)
Financial results, net	(16,477,323)	106,367	1,445,218	(14,925,738)	(708,128	)(2)	(15,633,866)
Other expenses, net	(9,634,483)	(124,863)	(2,422)	(9,761,768)	—		(9,761,768)

Income before taxes and minority interest	66,920,905	22,569,455	8,430,222	97,920,582	—		97,920,582

Income tax expense	(34,284,744)	(8,238,421)	(5,933,972)	(48,457,137)	—		(48,457,137)
Minority interest	(1,873,491)	(2,910,922)	—	(4,784,413)	—		(4,784,413)

Net income	30,762,670	11,420,112	2,496,250	44,679,032	—		44,679,032

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.

The following tables set forth certain information regarding our revenues from Leases and Services by geographical area:

	Fiscal year ended June 30, (1) Ps.
	2006	2007	2008
Revenues from leases and services by Geographical Area
City of Buenos Aires	158,149,549	194,193,992	240,990,384
Greater Buenos Aires (2)	25,151,278	31,248,833	39,958,142
Rest of the country	31,702,220	44,689,149	64,446,132

Total Revenues	215,003,047	270,131,974	345,394,658

(1)	Includes inter-segment eliminations.
(2)	Excluding revenues derived from the City of Buenos Aires.

Operating Results

Fiscal Year 2008 as compared to Fiscal Year 2007

Revenues

Our net revenues increased 32.5% from Ps. 483.2 million during fiscal year ended June 30, 2007, to Ps. 640.2 million during fiscal year ended June 30, 2008. This was mainly as a result of: (i) a Ps.78.1 million increase in revenues from our Consumer financing segment (formerly called “Credit card”); (ii) a Ps.76.0 million increase in revenues from our Leases and Services segment and (iii) a Ps. 3.3 million increase in revenues from our Others segment generated mainly from the barter of a plot of land adjacent to Alto Rosario Shopping for Ps. 3.3 million during fiscal year ended June 30, 2008.

Leases and Services. Revenues from Leases and Services increased 28.0% from Ps. 271.2 million during fiscal year ended June 30, 2007 to Ps. 347.3 million during fiscal year ended June 30, 2008. This was mainly due to a Ps. 63.2 million increase in revenues from leases and admission rights as a result of (i) a 3.4% increase in the average price per square meter, and (ii) a 31.0% increase in total sales from our tenants, which increased from Ps. 2,825.8 million during fiscal year ended June 30, 2007, to Ps. 3,702.3 million during fiscal year ended June 30, 2008, resulting in higher percentage rents.

Consumer financing. Revenues from the Consumer Financing segment increased 36.7%, from Ps.213.0 million during fiscal year ended June 30, 2007, to Ps.291.0 million during fiscal year ended June 30, 2008. This was a result of the favorable macroeconomic conditions, the increase in the general consumption level, and the continuing expansion in our services, as reflected by (i) an increase in sales at stores and supermarkets, and (ii) an increase in the bills/statements of accounts issued.

Other. Revenues from our Other segment increased from Ps. 0.4 million during fiscal year ended June 30, 2007, to Ps 3.7 million during fiscal year ended June 30, 2008, mainly because of the barter of the land adjacent to Alto Rosario Shopping.

	Revenues for the fiscal years ended June 30,
	2007	2008
	(in million of Ps)
Leases and Services	271.2	347.3
Consumer financing	213.0	291.0
Others	0.4	3.7
Eliminations	(1.4)	(1.8)

Total income	483.2	640.2

Costs

Costs increased 37.5%, from Ps.168.3 million during fiscal year ended June 30, 2007, to Ps.231.4 million during fiscal year ended June 30, 2008. This was mainly as a result of: (i) a Ps.54.4 million increase in the costs of our Consumer financing segment; (ii) a Ps.8.2 million increase in the costs of our Leases and Services segment and (iii) a Ps.2.2 million increase in the costs of our Other segment. Total costs as a percentage of total, and revenues increased from 34.8% during fiscal year ended June 30, 2007 to 36.2% during fiscal year ended June 30, 2008, as a result of a 32.5% increase in total revenues as compared to a 37.5% increase in total costs.

Leases and Services. Cost from Leases and Services increased 9.0%, from Ps.90.6 million during fiscal year ended June 30, 2007, to Ps.98.8 million during fiscal year ended June 30, 2008. This increase was mainly attributable to: (i) an increase in depreciation and amortization expenses amounting to Ps.6.2 million; (ii) a Ps. 1.7 million increase in costs relating to lawsuits contingencies; (iii) a Ps. 1.4 million increase in parking costs; (iv) a Ps. 1.0 million increase in the costs of non-recovered general expenses, partially offset by (v) a decrease in costs related to the renovation and refurbishment of our leasable areas amounting to Ps. 2.2 million. Costs of our Leases and Services segment as a percentage of revenues from this segment decreased from 33.4%, during fiscal year ended June 30, 2007, to 28.5% during fiscal year ended June 30, 2008, mainly due to a lesser increase of costs from this segment of 9.0% as compared to a 28.0% increase in its revenues.

Consumer financing. Cost from Consumer financing increased 70.3%, from Ps. 77.4 million during fiscal year ended June 30, 2007, to Ps.131.9 million during fiscal year ended June 30, 2008, mainly as a result of an increase in costs related to the expansion of Tarshop’s business reflected in: (i) a Ps.24.6 million increase in the costs of commissions and interest expenses; (ii) a Ps.10.5 million increase in the cost of salaries and social security expenses; (iii) a Ps.9.0 million increase in taxes, duties and contribution expenses and (iv) a Ps.7.2 million increase in expenses for third parties’ fees and services. Costs of our Consumer financing segment as a percentage of revenues from this segment increased from 36.4% during fiscal year ended June 30, 2007 to 45.3% during fiscal year ended June 30, 2008.

Other. Costs from our Other segment increased 153.6%, from Ps.1.4 million during fiscal year ended June 30, 2007 to Ps. 3.6 million during fiscal year ended June 30, 2008, mainly due to the barter of land adjacent to Alto Rosario Shopping during fiscal year ended June 30, 2008 as compared to the previus year which only recorded expenses for the sale of the Panamerican Mall S.A. parcel of land.

	Costs for the fiscal years ended June 30,
	2007	2008
	(in million of Ps.)
Leases and Services.	(90.6)	(98.8)
Consumer financing	(77.4)	(131.9)
Other	(1.4)	(3.6)
Eliminations	1.1	2.9

Total Costs	(168.3)	(231.4)

Gross Profit (Loss)

Due to the factors mentioned above, gross profit increased 29.8%, from Ps.314.9 million during fiscal year ended June 30, 2007, to Ps.408.7 million during fiscal year ended June 30, 2008. Gross profit as a percentage of total revenues decreased from 65.2% during fiscal year ended June 30, 2007, to 63.8% during fiscal year ended June 30, 2008, mainly as a result of a decrease in the gross margin of our Consumer financing segments, partially offset by an increase in the gross margin of our Leases and Services and Other segment.

Leases and Services. Gross profit from Leases and Services increased 37.6%, from Ps.180.6 million for the fiscal year ended June 30, 2007, to Ps.248.4 million during fiscal year ended June 30, 2008, mainly as a result of a 31.0% increase in our shopping center tenants’ sales total, which increased from Ps.2,825.8 million during fiscal year ended June 30, 2007, to Ps.3,702.3 million during fiscal year ended June 30, 2008. Gross profit from our Leases and Services segment as a percentage of revenues from this segment increased from 66.6% during fiscal year ended June 30, 2007, to 71.5% during fiscal year ended June 30, 2008, mainly due to a 28.0% increase in revenues from this segment compared to a 9.0% increase in costs during the fiscal year, for the reasons mentioned above.

Consumer financing. Gross profit from Consumer financing increased 17.4%, from Ps 135.5 million during fiscal year ended June 30, 2007, to Ps.159.2 million during fiscal year ended June 30, 2008, as a consequence of the continuing expansion of our subsidiary Tarshop’s operations. Gross profit from Consumer financing segment as a percentage of revenues from this segment decreased from 63.6% during fiscal year ended June 30, 2007, to 54.7% during fiscal year ended June 30, 2008. This was mainly attributable to a 36.7% increase in revenues, compared to a 70.3% increase in costs from this segment for the fiscal year.

Other. Gross profit from our Other segment increased from a loss of Ps.1.0 million during fiscal year ended June 30, 2007, to a gain of Ps.0.1 million during fiscal year ended June 30, 2008, mainly as a consequence of the results of the non-recurring sales / barters which took place during fiscal years ended June 30, 2008 and 2007.

	Gross profit (loss) for the fiscal years ended June 30,
	2007	2008
	(in million of Ps)
Leases and Services	180.6	248.4
Consumer financing	135.5	159.2
Other	(1.0)	0.1
Eliminations	(0.2)	1.0

Total gross profit	314.9	408.7

Selling expenses

Selling expenses increased 61.9%, from Ps.84.3 million during fiscal year ended June 30, 2007, to Ps.136.5 million during fiscal year ended June 30, 2008, mainly as a result of a Ps.49.4 million increase in expenses from our Consumer financing segment due to the growth of its operations. Total selling expenses, as a percentage of total revenues, increased from 17.4% during fiscal year ended June 30, 2007 to 21.3% during fiscal year ended June 30, 2008, as a result of a 61.9% increase in selling expenses compared to a 32.5% increase in revenues during such year.

Leases and Services. Selling expenses from Leases and Services increased 24.0%, from Ps.20.0 million during fiscal year ended June 30, 2007 to Ps.24.8 million during fiscal year ended June 30, 2008, as a result of: (i) a Ps.2.6 million increase in gross income tax expenses; (ii) a Ps.2.1 million increase in cost of salaries and social securities expenses; partially offset by (iii) a Ps. 0.8 million decrease in the allowance of doubtful accounts. Selling expenses, as a percentage of revenues from the Leases and Services segment, decreased from 7.4% during fiscal year ended June 30, 2007 to 7.1% during fiscal year ended June 30, 2008.

Consumer Financing. Selling expenses from the Consumer Financing segment increased 79.8%, from Ps.62.0 million during fiscal year ended June 30, 2007 to Ps.111.4 million during fiscal year ended June 30, 2008, mainly due to: (i) an increase in allowance for doubtful accounts of Ps.38.1 million. Due to our adoption of a rigorous methodology for classifying accounts as “doubtful” which generated a higher bad debt chargeoff of Ps. 21.8 million;. (ii) a Ps. 5.5 million increase in advertising expenses and rewards ; (iii) a Ps.4.7 million increase in turnover tax expenses. Selling expenses, as a percentage of revenues from the Consumer financing segment, increased from 29.1% during fiscal year ended June 30, 2007 to 38.3% during fiscal year ended June 30, 2008.

Other. Selling expenses from our Other segment decreased from Ps.2.3 million during fiscal year ended June 30, 2007 to Ps.0.3 million during fiscal year ended June 30, 2008, mainly as a result of inclusion at June 30, 2007 of turnover tax expenses arising from the sale of the parcel of land located in the neighborhood of Saavedra, in the City of Buenos Aires.

	Selling Expenses for the fiscal years ended June 30,
	2007	2008
	(in million of Ps.)
Leases and services	(20.0)	(24.8)
Consumer Financing	(62.0)	(111.4)
Other	(2.3)	(0.3)
Eliminations	0.0	0.0

Total selling expenses	(84.3)	(136.5)

Administrative expenses

Administrative expenses increased 36.4% from Ps. 79.9 million during fiscal year ended June 30, 2007 to Ps 108.9 million during fiscal year ended June 30, 2008. This increase is mainly a result of: (i) a Ps 22.3 million increase in expenses of our Consumer Financing segment and (ii) a Ps.6.8 million increase in expenses from our Leases and Services segment. Total administrative expenses, as a percentage of total revenues, increased from 16.5% during fiscal year ended June 30, 2007 to 17.0% during fiscal year ended June 30, 2008, mainly due to an increase in administrative expenses from our Consumer Financing segment at a higher rate than its respective revenues during such fiscal year.

Leases and Services. Administrative expenses from Leases and Services increased 20.3%, from Ps.33.5 million during fiscal year ended June 30, 2007 to Ps.40.4 million during fiscal year ended June 30, 2008, mainly as a result of: (i) a Ps.3.3 million increase in cost of salaries and social security expenses; (ii) a Ps. 1.7 million increase in expenses for taxes, duties and contribution expenses, mainly arising from the tax on bank debits and credits and (iii) a Ps. 1.3 million increase in compensation to our Board of Directors. Administrative expenses of Leases and Services, as a percentage of revenues from this segment, had a slight decrease from 12.4% during fiscal year ended June 30, 2007 to 11.6% during fiscal year ended June 30, 2008.

Consumer financing. Administrative expenses from the Consumer financing segment increased 48.3%, from Ps.46.2 million during fiscal year ended June 30, 2007 to Ps.68.5 million during fiscal year ended June 30, 2008, as a result of: (i) a Ps.9.1 million increase in salaries, bonus, and social security expenses; (ii) a Ps.7.5 million increase in expenses for third parties’ fees, and services and (iii) a Ps. 4.3 million increase in taxes, duties and contribution expenses and rent expenses. Administrative expenses from Consumer Financing, as a percentage of revenues from this segment, increased from 21.7% during fiscal year ended June 30, 2007 to 23.6% during fiscal year ended June 30, 2008 due to a proportional increase of these expenses compared to the increase of its revenues.

Other. Administrative expenses from our Other segment did not change significantly.

	Administrative Expenses for the fiscal years ended June 30,
	2007	2008
	(in million of Ps.)
Leases and services	(33.5)	(40.4)
Consumer Financing	(46.2)	(68.5)
Other	(0.4)	(0.0)
Eliminations	0.2	0.0

Total administrative expenses	(79.9)	(108.9)

Net income from retained interest in securitized receivables

Income/loss from retained interest in securitized receivables dropped by Ps. 4.5 million, from income of Ps. 3.3 million for the fiscal year ended June 30, 2007 to a Ps. 1.3 million loss for fiscal year ended June 30, 2008 due to the outcome of the placement of new issuances related to credit card trusts and the appraisal of our interest therein.A loss at the time of placement of new issuances is recognized when, as a consequence of prevailing market conditions, there is an increase in interest rates payable to Tarshop Trust Bond holders resulting in a tightening of the spreads at which receivables underlying such issues are financed. As of June 30, 2008, we increased an allowance for impairment by Ps. 12.0 million, to adjust the book amount of our certificates of interest to their estimated recoverable value.

Gain from recognition of inventories at net realizable value

Gain from recognition of inventories at net realizable value is generated as a result of valuing at net realizable value those inventories for which we have received purchase price or lease advances that fix prices, and the contract states the consummation of the sale and the gain. The result provided by the valuation of inventories at their net realizable value decreased 66.1%, from a Ps.0.5 million profit during fiscal year ended June 30, 2007 to a Ps.0.2 million profit during fiscal year ended June 30, 2008. For both fiscal years, this gain was provided by the valuation at its net realizable value (in compliance with the conditions provided for in Technical Resolution No. 17) of a parcel of land located in the City of Rosario, for which a preliminary sale agreement was entered into between us and Villa Hermosa S.A. during December 2005.

Operating income

Operating income increased 5.0%, from Ps. 154.5 million during fiscal year ended June 30, 2007 to Ps.162.2 million during fiscal year ended June 30, 2008, mainly as a result of an increase in operating income from Leases and Services and Others segments of Ps.56.2 million and Ps.3.2 million, respectively, partially offset by a Ps.52.6 million decrease in operating income from our Consumer financing segment. Operating income as a percentage of total revenues decreased from 32.0% during fiscal year ended June 30, 2007 to 25.3% during fiscal year ended June 30, 2008, mainly as a result of a decrease in the operating margin of our Consumer Financing segment.

Leases and Services. Income from Leases and Services increased 44.2%, from Ps.127.1 million during fiscal year ended June 30, 2007 to Ps.183.2 million during fiscal year ended June 30, 2008, mainly as a consequence of a 28.0% increase in revenues from this segment, partially offset by a 9.0% increase in costs from this segment, a 24.0% increase in selling expenses, and a 20.3% increase in administrative expenses from this segment. Operating income from Leases and Services, as a percentage of revenues from this segment, increased from 46.8% during fiscal year ended June 30, 2007 to 52.8% during fiscal year ended June 30, 2008.

Consumer financing. The operating income (loss) from the Consumer Financing segment decreased 172.1%, from a gain of Ps.30.6 million during fiscal year ended June 30, 2007 to a loss of Ps.22.1 million during fiscal year ended June 30, 2008, mainly as a consequence of a 36.7% increase in revenues from this segment, offset by a 70.3% increase in costs from this segment, a 79.8% increase in selling expenses, a 48.3% increase in administrative expenses and a 138.8% decrease in net income from credit card trusts. Operating income from the Consumer Financing segment, as a percentage of revenues from this segment, decreased from 14.4% during fiscal year ended June 30, 2007 to (7.6%) during fiscal year ended June 30, 2008.

Other. Operating income from our Other segment increased Ps.3.2 million, from an operating loss of Ps.3.2 million during fiscal year ended June 30, 2007 to a gain of Ps.0.04 million during fiscal year ended June 30, 2008, mainly as a result of the transactions registered in both fiscal years.

	Operating income for the fiscal years ended June 30,
	2007	2008
	(in thousands of Ps)
Leases and services	127.1	183.2
Consumer Financing	30.6	(22.1)
Other	(3.2)	(0.0)
Eliminations	0.0	1.1

Total income from recurring operations	154.5	162.2

Equity loss from related companies

Our equity loss in related companies decreased form Ps. 0.7 million generated by our interest in E-Commerce Latina S.A. (currently owned by IRSA. and Patagonian Invest S.A.) as of June 30, 2007 to Ps. 0.01 million generated by the liquidation of Puerto S.A. as af June 30, 2008.

Amortization of goodwill

Amortization of goodwill decreased 49.6%, from Ps.4.4 million during fiscal year ended June 30, 2007 to Ps.2.2 million during fiscal year ended June 30, 2008, mainly as a result of the amortization of the negative goodwill resulting from the purchase of Empalme S.A.I.C.F.A. y G. which took place during fiscal year ended June 30, 2007, partially offset by a Ps 1.8 million decrease in the amortization of goodwill of Shopping Alto Palermo which ended on September, 2007.

Financial results, net

Financial results, net decreased 31.2%, from a net loss of Ps.19.5 million during fiscal year ended June 30, 2007 to a net loss of Ps.13.4 million during fiscal year ended June 30, 2008.

Financial results generated by assets increased 164.2%, from a Ps. 13.4 million gain during fiscal year ended June 30, 2007 to a Ps.35.4 million gain during fiscal year ended June 30, 2008, mainly due to: (i) a Ps. 19.4 million increase in interest-bearing deposits; (ii) a Ps. 7.0 million increase in foreign exchange gains; (ii) partially offset by (iii) an increase in the loss related to the discounted amount of non-current value added tax balances amounting to Ps. 3.9 million derived mainly from our subsidiary Panamerican Mall S.A.

The loss from financial results generated by liabilities increased 48.3% from a Ps.32.9 million loss during fiscal year ended June 30, 2007 to a Ps.48.8 million loss during fiscal year ended June 30, 2008. This change was mainly due to: (i) an increase in financial expenses of Ps. 21.3 million (net of capitalized interest) as a result of interest expense generated by Convertible Securities of Series I and II amounting to US$ 120 million and Ps. 154 million, respectively, issued on May 11, 2007; (ii) a Ps. 4.1 million loss as a result of futures operations in US dollars, partially offset by (iii) a Ps. 3.6 million decrease in expenses relating to our conversion of Convertible Notes into Shares (held by third parties) and (iv) a decrease in expenses relating to exchange rate differences amounting to Ps. 6,3 millions due to a decrease in the US dollar selling exchange rate during the year under review (from 3.093 at June 30, 2007 to 3.025 at June 30, 2008), unlike what happened in the same period of the previous year, when the US dollar exchange rate recorded a slight increase (from 3.086 at June 30, 2006 to 3.093 at June 30, 2007).

Other income and expenses, net

Other income and expenses, net increased 362.1%, from a Ps.3.3 million loss during fiscal year ended June 30, 2007 to a Ps.8.8 million gain during fiscal year ended June 30, 2008. This increase was mainly due to: (i) a higher reversal of losses from contingencies of Ps.8.5 million; (ii) a recovery of other receivable doubtful accounts of Ps. 2.0 million; and (iii) a higher recovery on fire damages of Ps. 0.9 million.

Income before taxes and minority interest

Due to the factors described above, income before taxes and minority interest increased 22.7%, from Ps.126.7 million during fiscal year ended June 30, 2007 to Ps.155.4 million during fiscal year ended June 30, 2008.

Income tax

Income tax expenses increased 36.0%, from Ps. 56.3 million during fiscal year ended June 30, 2007 to Ps.76.5 million during fiscal year ended June 30, 2008. Our effective income tax rate increased from 44.4% for the fiscal year ended June 30, 2007, to 49.2% for the fiscal year ended June 30, 2008. Income tax expense for the year ended June 30, 2008 increased due to higher current tax expense for the year reflecting higher taxable income, partially offset by a slight reduction in deferred tax liabilities. It should be noted that in determining the income tax expense, we used the deferred tax method, thus recognizing temporary differences between the accounting and tax measurement of assets and liabilities and the application of tax losses. Therefore, the registered income tax figure does not only relate to the amount payable but also reflects the recognition of the tax on an accounting accrual basis.

Minority interest

Minority interest increased 117.3%, from a Ps. 6.4 million (loss) during fiscal year ended June 30, 2007 to a Ps.1.1 million loss during fiscal year ended June 30, 2008. This was due to the variation in income of Tarshop S.A. which went from a gain of Ps. 19.0 million at June 30, 2007 to a loss of Ps 18.5 million at June 30, 2008, maintaining a minority interest of 20% in both fiscal years.

Net income

As a result of the factors described above, our net income increased 24.8%, from Ps.64.1 million during fiscal year ended June 30, 2007 to Ps. 80.0 million during fiscal year ended June 30, 2008.

Operating Results

Fiscal Year 2007 as compared to Fiscal Year 2006

Revenues

Our net revenues increased 33.7% from Ps. 361.4 million during fiscal year ended June 30, 2006, to Ps.483.2 million during fiscal year ended June 30, 2007. This was mainly as a result of: (i) a Ps.90.0 million increase in revenues from our Consumer Financing segment and; (ii) a Ps.55.4 million increase in revenues from our Leases and Services segment partially offset by (iii) the non-recurring sale of the Alcorta Plaza parcel of land which generated revenues in our Others segment amounting to Ps.23.0 million during fiscal year ended June 30, 2006.

Leases and Services. Revenues from Leases and Services increased 25.6% from Ps.215.9 million during fiscal year ended June 30, 2006 to Ps.271.2 million during fiscal year ended June 30, 2007. This was mainly due to a Ps.48.0 million increase in revenues from leases and admission rights as a result of (i) a 22.1% increase in the average price per square meter, and (ii) a 24.2% increase in total sales from our tenants, which increased from Ps.2,275.1 million during fiscal year ended June 30, 2006, to Ps.2,825.8 million during fiscal year ended June 30, 2007, resulting in higher percentage rents.

Consumer Financing. Revenues from Consumer Financing increased 73.2%, from Ps.123.0 million during fiscal year ended June 30, 2006, to Ps.213.0 million during fiscal year ended June 30, 2007. This was a result of the favorable macroeconomic conditions, the increase in the general consumption level, and the continuing expansion in our services, as reflected by a 90.5% increase in Tarjeta Shopping sales and a 47.1% increase in the number of member stores.

Other. Revenues from our Other segment decreased 98.3% from Ps.23.4 million during fiscal year ended June 30, 2006, to Ps.0.4 million during fiscal year ended June 30, 2007, mainly because of the non-recurring sale of the Alcorta Plaza parcel of land which generated revenues in our Other segment for Ps.23.0 million during fiscal year ended June 30, 2006.

	Revenues for the fiscal years ended June 30,
	2006	2007
	(in million of Ps)
Leases and Services	215.9	271.2
Consumer Financing	123.0	213.0
Other	23.4	0.4
Eliminations	(0.9)	(1.4)

Total income	361.4	483.2

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

Consumer Financing. Cost from Consumer Financing increased 70.0%, from Ps. 45.5 million during fiscal year ended June 30, 2006, to Ps.77.4 million during fiscal year ended June 30, 2007, mainly as a result of an increase of costs related to the expansion of Tarshop’s business reflected in: (i) a Ps.11.0 million increase in the costs of salaries and social security expenses; (ii) a Ps.9.8 million increase in interest and commission expenses; (iii) a Ps.5.7 million increase in taxes, duties and contribution expenses; (iv) a Ps.2.8 million increase in expenses for third parties’ fees and services. Costs of our Consumer Financing segment as a percentage of revenues from this segment slightly decreased from 37.0% during fiscal year ended June 30, 2006 to 36.4% during fiscal year ended June 30, 2007.

Other. Costs from our Other segment decreased 92.4%, from Ps.18.5 million during fiscal year ended June 30, 2006 to Ps. 1.4 million during fiscal year ended June 30, 2007, mainly due to the absence during fiscal year ended June 30, 2007 of the costs related to the non-recurring sale of the Alcorta Plaza parcel of land which took place during fiscal year ended June 30, 2006; partially offset by a Ps.1.2 million increase in costs related to the sale of a parcel of land located in the neighborhood of Saavedra (previously acquired from Philips Argentina S.A.) to Panamerican Mall S.A., a company organized in December 2006 in which we own an 80% interest.

	Costs for the fiscal years ended June 30,
	2006	2007
	(in million of Ps.)
Leases and Services	(76.6)	(90.6)
Consumer Financing	(45.5)	(77.4)
Other	(18.5)	(1.4)
Eliminations	1.6	1.2

Total Costs	(139.1)	(168.3)

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

Consumer Financing. Gross profit from Consumer Financing increased 75.0%, from Ps 77.4 million during fiscal year ended June 30, 2006, to Ps.135.5 million during fiscal year ended June 30, 2007, as a consequence of the continuing expansion of our subsidiary Tarshop’s operations. Gross profit from Consumer Financing segment as a percentage of revenues from this segment increased slightly from 63.0% during fiscal year ended June 30, 2006, to 63.6% during fiscal year ended June 30, 2007. This was mainly attributable to a 73.2% increase in revenues, compared to a 70.0% increase in costs from this segment for such fiscal year.

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

	Gross profit for the fiscal years ended June 30,
	2006	2007
	(in million of Ps)
Leases and Services	139.3	180.6
Consumer Financing	77.4	135.5
Other	4.9	(1.0)
Eliminations	0.7	(0.2)

Total gross profit	222.3	314.9

Selling expenses

Selling expenses increased 79.7%, from Ps.46,9 million during fiscal year ended June 30, 2006, to Ps.84.3 million during fiscal year ended June 30, 2007, mainly as a result of a Ps.31.1 million increase in expenses from our Consumer Financing segment due the grow of its operations. Total selling expenses, as a percentage of total revenues, increased from 13.0% during fiscal year ended June 30, 2006 to 17.4% during fiscal year ended June 30, 2007, as a result of a 79.7% increase in selling expenses related to a 33.7% increase in revenues during such year.

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

Consumer Financing. Selling expenses from Consumer Financing increased 100.5%, from Ps.30.9 million during fiscal year ended June 30, 2006 to Ps.62.0 million during fiscal year ended June 30, 2007, mainly due to: (i) an increase in allowance for doubtful accounts of Ps.11.8 million; (ii) a Ps.11.7 million increase in advertising expenses and; (iii) a Ps.5.8 million increase in gross income tax expenses. Selling expenses, as a percentage of revenues from the Consumer Financing segment, increased from 25.1% during fiscal year ended June 30, 2006 to 29.1% during fiscal year ended June 30, 2007.

Other. Selling expenses from our Other segment increased from Ps.0.7 million during fiscal year ended June 30, 2006 to Ps.2.3 million during fiscal year ended June 30, 2007, mainly as a result of gross income tax expenses arising from the aforementioned sale of the parcel of land located in the neighborhood of Saavedra.

	Selling Expenses for the fiscal years ended June 30,
	2006	2007
	(in million of Ps.)
Leases and services	(15.3)	(20.0)
Consumer Financing	(30.9)	(62.0)
Other	(0.7)	(2.3)
Eliminations	0.0	0.0

Total selling expenses	(46.9)	(84.3)

Administrative expenses

Administrative expenses increased 51.4% from Ps. 52.8 million during fiscal year ended June 30, 2006 to Ps 79.9 million during fiscal year ended June 30, 2007. This increase is mainly as a result of: (i) a Ps 19.9 million increase in expenses of our Consumer Financing segment and (ii) a Ps.7.1 million increase in expenses from our Leases and Services segment. Total administrative expenses, as a percentage of total revenues, increased from 14.6% during fiscal year ended June 30, 2006 to 16.5% during fiscal year ended June 30, 2007, mainly due to an increase in administrative expenses from our Consumer Financing segment at a higher rate than its respective revenues during such fiscal year.

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

Consumer Financing. Selling expenses from Consumer Financing increased 75.5%, from Ps.26.3 million during fiscal year ended June 30, 2006 to Ps.46.2 million during fiscal year ended June 30, 2007, as a result of: (i) a Ps.11.4 million increase in salaries, bonus, and social security expenses; (ii) a Ps.3.3 million increase in taxes, duties and contribution expenses and rent expenses and; (iii) a Ps. 3.0 million increase in expenses for third parties’ fees and services. Administrative expenses from Consumer Financing, as a percentage of revenues from this segment, increased from 21.4% during fiscal year ended June 30, 2006 to 21.7% during fiscal year ended June 30, 2007 due to a proportional increase of these expenses compared to the increase of its revenues.

Other. Administrative expenses from our other segment did not change significantly.

	Administrative Expenses for the fiscal years ended June 30,
	2006	2007
	(in million of Ps.)
Leases and services	(26.4)	(33.5)
Consumer Financing	(26.3)	(46.2)
Other	0.0	(0.4)
Eliminations	0.0	0.3

Total administrative expenses	(52.8)	(79.9)

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

Operating income

Operating income increased 20.0%, from Ps. 128.7 million during fiscal year ended June 30, 2006 to Ps.154.5 million during fiscal year ended June 30, 2007, mainly as a result of an increase in operating income from Leases and Services and Consumer Financing of Ps.29.5 million and Ps.7.8 million, respectively, partially offset by a Ps.10.9 million decrease in operating income from our Other segment. Operating income as a percentage of total revenues decreased from 35.6% during fiscal year ended June 30, 2006 to 32.0% during fiscal year ended June 30, 2007, mainly as a result of a decrease in the operating margin of our Other segment.

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

Consumer Financing. The operating income from Consumer Financing increased 34.1%, from Ps.22.8 million during fiscal year ended June 30, 2006 to Ps.30.6 million during fiscal year ended June 30, 2007. This change was mainly the result of greater revenues from this segment as a consequence of our subsidiary Tarshop’s expansion of operations, partially offset by its costs, selling expenses and administrative expenses. Operating income from Consumer Financing, as a percentage of revenues from this segment, decreased from 18.6% during fiscal year ended June 30, 2006 to 14.4% during fiscal year ended June 30, 2007 as a result of increases of 70.0%, 100.5% and 75.5% in costs, selling expenses and administrative expenses, respectively, related to this segment compared to a 73.2% increase in revenues during such fiscal year.

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

	Operating income for the fiscal years ended June 30,
	2006	2007
	(in thousands of Ps)
Leases and services	97.5	127.1
Consumer Financing	22.8	30.6
Other	7.7	(3.2)
Eliminations	0.7	0.1

Total income from recurring operations	128.7	154.5

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

Financial results generated by assets decreased 23.8%, from a Ps. 17.6 million gain during fiscal year ended June 30, 2006 to a Ps.13.4 million gain during fiscal year ended June 30, 2007, mainly due to: (i) a higher reversal of impairment losses during fiscal year ended June 30, 2006 of Ps.7.6 million; (ii) a Ps.7.9 million increase in interest income due to higher average balances of interest-bearing deposits and collateral deposits; partially offset by (iii) a Ps.5.0 million loss from foreign exchange differences.

Financial results generated by liabilities decreased 1.0% from a Ps.33.2 million loss during fiscal year ended June 30, 2006 to a Ps.32.9 million loss during fiscal year ended June 30, 2007. This change was mainly due to: (i) the stability of the U.S. dollar’s selling exchange rate during the fiscal year under analysis (it increased from US$ 1=3.086 as of June 30, 2006 to US$1=3.093 as of June 30, 2007), unlike what happened during the previous fiscal year, when the dollar exchange rate recorded a significant increase (from US$1=2.887 as of June 30, 2005 to US$1=3.086 as of June 30, 2006). These changes in the exchange rate have an impact on our U.S. dollar-denominated indebtedness, mainly consisting of convertible securities (held by related parties), which represented a Ps.9.2 million gain; partially offset by a Ps.9.1 million increase in financing expenses (net of capitalized interest) generated by the new indebtedness carried out by the company to finance our expansion projects in the short and medium term.

Other expenses, net

Other expenses, net decreased 65.7%, from a of Ps.9.8 million loss during fiscal year ended June 30, 2006 to a Ps.3.3 million loss during fiscal year ended June 30, 2007. This decrease was mainly due to: (i) a Ps.6.2 million recovery recorded in our provisions for contingencies and other receivables; (ii) a Ps. 3.1 million recovery recorded in other provisions and; (iii) a Ps.0.9 million reduction in expenses for stamp tax of Mendoza Plaza Shopping S.A. partially offset by: (iv) the absence during fiscal year ended June 30, 2007 of a Ps.2.4 million non-recurring income accrued during fiscal year ended June 30, 2006 due to a property acquisition by our subsidiary Mendoza Plaza Shopping S.A. and; (v) a Ps1.9 million increase in donations.

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

Leases and Services. Revenues from Leases and Services increased 30.2% from Ps.165.8 million during fiscal year ended June 30, 2005 to Ps.215.9 million during fiscal year ended June 30, 2006, mainly resulting from: (i) a 34.0% increase in our tenants´sales (from Ps. 1,697.9 million during fiscal year ended June 30, 2005 to Ps.2,275.1 million during fiscal year ended June 30, 2006) which resulted in a Ps.48.1 million increase in our revenues from rental and admission rights; (ii) a Ps.6.3 million increase in Alto Rosario Shopping’s revenues, resulting from the comparison of eight months of revenues from fiscal year ended June 30, 2005 against the twelve months of revenues from fiscal year ended June 30, 2006 and (iii) a Ps.5.4 million increase in Mendoza Plaza Shopping’s revenues resulting from the comparison of nine months of revenues from fiscal year ended June 30, 2005 against the twelve months of revenues from fiscal year ended June 30, 2006.

Consumer Financing. Revenues from Consumer Financing increased 90.5% from Ps.64.6 million during fiscal year ended June 30, 2005 to Ps.123.0 million during fiscal year ended June 30, 2006. The increase in revenues from our credit card operation segment was mainly due to the growth of our customer portfolio, our sales and the number of cardholders, all driven by the economic recovery that has taken place during the year, as reflected by a 83.8% increase in our portfolio (from Ps.209.2 million during fiscal year ended June 30, 2005 to Ps.384.6 million during fiscal year ended June 30, 2006), a 90.5% increase in our credit card sales (from Ps.64.6 million during fiscal year ended June 30, 2005 to Ps.123.0 million during fiscal year ended June 30, 2006, both periods including the securitized portion of the credit card receivables) and a Ps.22.2 million increase in premiums for life and disability insurance.

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

	Revenues for the fiscal years ended June 30,
	2005	2006
	(in million of Pesos)
Leases and services	165.8	215.9
Consumer Financing	64.6	123.0
Other	0.1	23.4
Intersegment eliminations	(0.3)	(0.9)

Total revenues	230.2	361.4

Costs

Costs increased 50.3%, from Ps.92.5 million during fiscal year ended June 30, 2005 to Ps.139.1 million during fiscal year ended June 30, 2006. This increase in costs is mainly attributable to (i) higher costs from our Consumer Financing segment due to the increase in our subsidiary´s Tarshop employees, as a consequence of the opening of new branches country-wide and (ii) the increase in costs from our Other segment as a consequence of the sale of the Alcorta Plaza parcel of land. Costs as a percentage of total revenues decreased from 40.2% for fiscal year ended June 30, 2005 to 38.5% for the fiscal year ended June 30, 2006 mainly due to a 50.3% increase in total costs, compared to a 57.0% increase in revenues, reflecting lower costs as a percentage of revenues in each of our three business segments.

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

Consumer Financing. Cost from Consumer Financing increased 86.0%, from Ps.24.5 million during fiscal year ended June 30, 2005 to Ps.45.5 million during fiscal year ended June 30, 2006. This increase was mainly due to: (i) a Ps.5.6 million increase in commissions and interest charges; (ii) a Ps. 3.0 million increase in taxes, duties and contributions and a Ps.1.3 million increase resulting from the opening of new branches; (iii) a Ps.6.2 million increase in the cost of salaries and social security charges due to the increase in Tarshop´s payroll; and (iv) a Ps.2.3 million increase in fees and services expenses related to the issuance of new series of Financial Trusts. Costs from our Consumer Financing segment as a percentage of revenues from this segment decreased from 37.9% in fiscal year ended June 30, 2005 to 37.0% for fiscal year ended June 30, 2006 as a result of a 90.5% increase in revenues from this segment, compared to an 86.0% increase in costs during such period.

Other. Costs from our Other segment increased significantly from Ps.0.2 million during fiscal year ended June 30, 2005 to Ps.18.5 million during fiscal year ended June 30, 2006, mainly due to Ps. 18.4 million of costs generated by the sale of Alcorta Plaza parcel of land. Costs related to our Other segment as a percentage of revenues from this segment decreased from 168.5% for the fiscal year ended June 30, 2005 to 79.1% for fiscal year ended June 30, 2006 mainly due to the fact that revenues from this segment increased at a substantially higher rate during fiscal year ended June 30, 2006 than did costs during such year.

	Costs for the fiscal years ended June 30,
	2005	2006
	(in million of Pesos)
Leases and services	(69.2)	(76.6)
Consumer Financing	(24.5)	(45.5)
Other	(0.2)	(18.5)
Intersegment eliminations	1.4	1.6

Total costs	(92.5)	(139.1)

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

Consumer Financing. Gross profit from Consumer Financing increased 93.2% from Ps. 40.1 million during fiscal year ended June 30, 2005 to Ps.77.4 million during fiscal year ended June 30, 2006. Gross profit from Consumer Financing as a percentage of revenues from this segment increased from 62.1% during fiscal year ended June 30, 2005 to 63.0% during fiscal year ended June 30, 2006, reflecting the significant expansion of our subsidiary Tarshop during fiscal year ended June 30, 2006 but, partially offset by increased costs incurred in connection with the new branches opened country-wide.

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

	Gross Profit for the fiscal years ended June 30,
	2005	2006
	(in million of Pesos)
Leases and services	96.6	139.3
Consumer Financing	40.1	77.4
Other	(0.1)	4.9
Intersegment eliminations	1.0	0.7

Total gross profit	137.6	222.3

Selling expenses

Selling expenses increased 89.3% from Ps. 24.8 million during fiscal year ended June 30, 2005 to Ps. 46.9 million during fiscal year ended June 30, 2006, mainly due to significantly higher selling expenses in our Consumer Financing segment as a result of the nationwide expansion of our subsidiary Tarshop. Selling expenses, as a percentage of total revenues, increased from 10.8% for fiscal year ended June 30, 2005 to 13.0% for fiscal year ended June 30, 2006 due to proportionately higher selling expenses in our Leases and Services and Consumer Financing segments, partially offset by proportionately lower selling expenses in our Other segment.

Leases and Services. Selling expenses from Leases and Services increased 38.7% from Ps. 11.0 million during fiscal year ended June 30, 2005 to Ps. 15.3 million during fiscal year ended June 30, 2006. This increase was mainly due to: (i) a Ps. 2.0 million increase in gross revenue tax charges related to the increase in our revenues during this period; (ii) a Ps. 1.1 million increase in the charge for allowance for doubtful accounts; and (iii) a Ps. 0.5 million increase in advertising expenses. Selling expenses from our Leases and Services segment as a percentage of revenues from this segment, increased from 6.6% during fiscal year ended June 30, 2005 to 7.1% during fiscal year ended June 30, 2006 as a result of a 30.2% increase in revenues from this segment compared to a 38.7% increase in selling expenses for such period primarily as a result of our increased allowance for doubtful accounts.

Consumer Financing. Selling expenses from Consumer Financing increased 129.0% from Ps. 13.5 million during fiscal year ended June 30, 2005 to Ps. 30.9 million during fiscal year ended June 30, 2006. This increase was mainly due to the expansion of this business segment, which resulted in: (i) a Ps. 6.7 million increase of advertising expenses; (ii) a Ps. 6.2 million increase in the charge for allowance for doubtful accounts related to the increase of our credit portfolio; and (iii) a Ps. 3.8 million increase in the gross revenue tax charges related to the increase of our revenues previously stated. Selling expenses as a percentage of revenues from this segment increased from 20.9% during fiscal year ended June 30, 2005 to 25.1% during fiscal year ended June 30, 2006, mainly as a result of a 90.5% increase in revenues from this segment, compared to a 129.0% increase in selling expenses during such period primarily as a result of our increased allowance for doubtful accounts and our higher promotional expenses which did not generate a commensurate increase in revenues.

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

	Selling expenses for the fiscal years ended June 30,
	2005	2006
	(in million of Pesos)
Leases and services	(11.0)	(15.3)
Consumer Financing	(13.5)	(30.9)
Other	(0.3)	(0.7)
Intersegment eliminations	0.0	0.0

Total selling expenses	(24.8)	(46.9)

Administrative expenses

Administrative expenses increased 65.6% from Ps. 31.9 million during fiscal year ended June 30, 2005 to Ps. 52.8 million during fiscal year ended June 30, 2006, mainly due to the increase of such expenses in our Consumer Financing segment. Administrative expenses as a percentage of total revenues increased from 13.8% during fiscal year ended June 30, 2005 to 14.6% during fiscal year ended June 30, 2006 as a result of proportionately higher administrative expenses in our Leases and Services segment, partially offset by lower administrative expenses in our Credit Card and Other segments.

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

Consumer Financing. Administrative expenses from Consumer Financing increased 77.0%, from Ps. 14.9 million during fiscal year ended June 30, 2005 to Ps. 26.3 million during fiscal year ended June 30, 2006 mainly due to: (i) a Ps. 5.9 million increase in salaries, bonuses and social security charges as a result of a

83.8% increase in the size of our portfolio during our fiscal year ended June 30, 2006; (ii) a Ps. 2.4 million increase in fees and third parties services related to our increased securitization activities; and (iii) a Ps. 1.3 million increase in tax charges, duties and contributions and a Ps. 0.6 million increase in rent expenses due to the nationwide opening of new branches. Administrative expenses from Consumer Financing segment, as a percentage of revenues from this segment, decreased from 23.1% during fiscal year ended June 30, 2005 to 21.4% during fiscal year ended June 30, 2006 as a result of a 90.5% increase in revenues from this segment, compared to a 77.0% increase in administrative expenses for such period primarily as a result of the increase in the payroll generated by the opening of new branches.

Other. Administrative expenses from our Other segment did not change significantly from the previous fiscal year, recording charges of Ps. 0.04 million during fiscal year ended June 30, 2005 and Ps. 0.01 millon during fiscal year ended June 30, 2006. Administrative expenses from our Other segment, calculated as a percentage of revenues from this segment, decreased from 30.0% during fiscal year ended June 30, 2005 to 0.04% during fiscal year ended June 30, 2006, mainly as a consequence of the sale of the Alcorta Plaza parcel during our last fiscal year ended June 30, 2006.

	Administrative expenses for the fiscal years ended June 30,
	2005	2006
	(in million of Pesos)
Leases and services	(16.9)	(26.4)
Consumer Financing	(14.9)	(26.3)
Other	0.0	(0.0)
Intersegment eliminations	0.0	0.0

Total administrative expenses	(31.9)	(52.8)

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

Operating income

Operating income increased 58.1% from Ps. 81.4 million during fiscal year ended June 30, 2005 to Ps. 128.7 million during fiscal year ended June 30, 2006 as a result of increases in revenues generated by operations within each of our three business segments. Operating income, as a percentage of our total revenues, increased from 35.4% during fiscal year ended June 30, 2005 to 35.6% during fiscal year ended June 30, 2006 due to a higher operating margin in our Leases and Services and Other segments, partially offset by lower operating margins in our Consumer Financing segment (i) the significant increase in revenues of 57.0%, (ii) a significant margin of our gross profit of 61.5%, when calculated as a percentage of total revenues, and (iii) a decrease in total costs calculated as a percentage of total revenues from 40.2% during our fiscal year ended June 30, 2005 to 38.5% during fiscal year ended June 30, 2006, partially offset by increases in selling expenses and administrative expenses, as a percentage of total revenues, from 10.8% and 13.8%, respectively, during fiscal year ended June 30, 2005 to 13.0% and 14.6%, respectively, for fiscal year ended June 30, 2006.

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

Consumer Financing. Operating income from Consumer Financing increased Ps. 10.7 million, from Ps. 12.1 million during fiscal year ended June 30, 2005 to Ps. 22.8 million during fiscal year ended June 30, 2006 mainly due to the significant expansion of our subsidiary Tarshop, with the opening of new branches country-wide. Operating income from Consumer Financing as a percentage of revenues from this segment, decreased from 18.8% during fiscal year ended June 30, 2005 to 18.6% during fiscal year ended June 30, 2006. This was mainly attributable to a greater porcentual increase in costs and expenses from this segment compared to revenues from the same segment. Revenues from this segment increased 90.5% during fiscal year ended June 30, 2006, while the corresponding costs, selling expenses and administrative expenses from this segment increased 86.0%, 129.0% and 77.0%, respectively.

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

	Operating income for the fiscal years ended June 30,
	2005	2006
	(in million of Pesos)
Leases and services	68.6	97.5
Consumer Financing	12.1	22.8
Other	(0.4)	7.7
Intersegment eliminations	1.0	0.7

Total operating income	81.4	128.7

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

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

•	cash generated from operations;

•	cash generated from the issuance of debt securities; and

•	cash from borrowings and financing arrangements.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	the acquisition of shopping centers;

•	the development of new shopping centers;

•	the improvement of existing shopping centers;

•	the development of residential properties for sale;

•	working capital needs; and

•	the maintenance of cash and other liquid assets to enable us to take advantage of the acquisition and development opportunities as they arise.

The global financial crisis has significantly affected our ability to obtain additional capital. However, we have been able to complete some transactions and do not believe this crisis will severely impact the execution of our business plan. We currently anticipate that our available cash resources and credit will be sufficient to meet our anticipated working capital (calculated by subtracting current liabilities from current assets) and new development program expenditure requirements for at least the next 12 months. If market conditions continue to deteriorate, we have the ability to delay the funding of certain new development outlays. Also, we may need to raise additional funds in order to support more rapid expansion, develop or acquire new properties, respond to competitive pressures, or take advantage of unanticipated opportunities. We believe the sources of capital described above are adequate to execute our current business plan and remain in compliance with our debt covenants.

As of June 30, 2008 we had working capital of Ps. 83.4 million. At the same date, we had cash and cash equivalents totaling Ps. 266.5 million, a decrease of Ps. 219.0 million, from Ps. 485.5 million held as of June 30, 2007, primarily due to a decrease in cash provided by operating activities of Ps. 11.6 million and a decrease in cash provided by financing activities of Ps. 480.0 million, mainly generated during fiscal year 2007 by the cash and cash equivalent proceeds from the issuance of Notes and the cash acquired from Empalme S.A.I.C.F.A. y G. and Panamerican Mall S.A., partially offset by an increase in cash used in investing activities of Ps. 156.5 million.

Cash Flow Information

Operating Activities

Fiscal Year 2008. Our operating activities generated net cash of Ps. 168.1 million for fiscal year ended June 30, 2008. Net cash generated by operations during fiscal year ended June 30, 2008 decreased 6.5% by Ps. 11.6 million compared to fiscal year ended June 30, 2007, primarily due to a decrease in operating cash inflows without considering changes in certain assets and liabilities of Ps. 69.5 million, an increase in accounts receivables, other receivables and prepaid expenses, trade accounts payable, customer advances, salaries and social security payable and related parties of Ps. 45.7 million, and a decrease in inventory, taxes payable, provision for contingencies, other liabilities and accrued interests of Ps. 35.4 million.

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

Investment Activities

Fiscal Year 2008. The net cash used in investing activities was Ps. 340.6 million for fiscal year ended June 30, 2008. Net cash used in investing activities increased by Ps. 156.5 million as compared to fiscal year ended June 30, 2007, primarily due to: (i) Ps. 114.4 million related to the construction of Panamerican Mall; (ii) Ps. 50.0 million related to improvements of our shopping center properties and offices; (iii) Ps. 25.7 million related to an advance payment for the partial acquisition of Soleil Factory; (iv) Ps. 23.1 million related to the Patio Olmos building, located in the City of Córdoba; (v) Ps. 16.9 million related to advances for purchases of a plot of land located at Beruti 3571; (vi) Ps. 11.6 million related to facilities, furniture, computer equipment and software; (vii) Ps. 10.2 million in other fixed assets; (viii) Ps. 8.6 million in the construction of garages to be located in a building next to our Paseo Alcorta Shopping Center; (ix) Ps. 0.3 million in land in Rosario; and (x) Ps. 0.3 million in other land reserves.

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

Financing Activities

Fiscal Year 2008. The net cash provided by financing activities was Ps. 46.5 million for fiscal year ended June 30, 2008, primarily due to cash equivalents generated by the proceeds from loans of Ps. 71.1 million and Ps. 21.9 related to capital contributions from minority shareholders, partially offset by cash used in (i) the payment of short-term and long-term loans of Ps. 65.1 million; (ii) the payment of dividends for Ps. 55.7 million, and (iii) the cancellation of Ps. 12.5 million related to the seller financing for the acquisition of Empalme S.A.I.C.F.A. Y G.

Fiscal Year 2007. The net cash provided by financing activities was Ps. 433.6 million for fiscal year ended June 30, 2007, primarily due to cash equivalent generated by the issuance of Notes and other new loans of Ps. 696.2 million, partially offset by cash used in (i) the cancellation of Ps. 190.2 million of loans and advances in current account, (ii) the payment of dividends for Ps. 47.0 million, and (iii) the cancellation of Ps. 24.9 million related to the seller financing for the acquisition of Empalme S.A.I.C.F.A. Y G., Shopping Neuquén S.A. and Mendoza Plaza Shopping S.A.

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

The current credit market turmoil may affect our ability to obtain additional capital; however, as of the date of this annual report, we have been able to complete some transactions and do not believe this may severely impact the execution of our business plan. If market conditions continue to deteriorate, we may have the ability to delay the funding of certain new development outlays. Also, we may need to raise additional funds in order to support more rapid expansion, develop or acquire new properties, respond to competitive pressures, or take advantage of unanticipated opportunities.

We believe our working capital and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or selective asset sales. For more information about liquidity, please see the “Risk Factors” section.

Our Indebtedness

Our total outstanding debt as of June 30, 2008 was Ps. 768.3 million, of which 68.0% was debt denominated in Unites States dollars and 32.0% in Pesos.

The table below sets forth information with respect to our debt as of June 30, 2008 and details its main elements:

Debt as of June 30, 2008

	Currency	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total		Average rate %
	(in thousands)
Financial and Bank Loans
10% Convertible Notes due 2014 (1)	US$	6,536	—	—	—	142,864	149,400		10%
Notes, due 2017, Serie I (1)	US$	3,970	—	—	—	363,000	366,970		7.88%
Argentine Peso-Linked Notes due 2012, Serie II (1)	Ps.	862	44,006	44,006	44,006	16,403	149,283	(2)	11%
Corporate notes issuance expenses	Ps.	(1,197)	(881)	(645)	(538)	(2,541)	(5,802)		—
Standard Bank Loan (ex Bank Boston)	Ps.	7,100	—	—	—	—	7,100		14.84%
Banco Industrial	Ps.	7,500	—	—	—	—	7,500		16.5%
Banco Supervielle	Ps.	13,901	—	—	—	—	13,901		15.87%
Banco Comafi	Ps.	6,953	—	—	—	—	6,953		18.5%
Banco CMF	Ps.	5,250	—	—	—	—	5,250		27.16%
Banco Itaú	Ps.	6,009	—	—	—	—	6,009		15.84%
Banco BST	Ps.	4,600	—	—	—	—	4,600		19.31%
Banco BNP	Ps.	4,500	—	—	—	—	4,500		25%
Financial Trust interest payable	Ps.	4,125	—	—	—	—	4,125		—
Other interest payable	Ps.	1,045	—	—	—	—	1,045		—

Total Financial and bank loans		71,154	43,125	43,361	43,468	519,726	720,834
Share purchase of Empalme S.A.C.I.F.A. y G (1)	US$	6,053	—	—	—	—	6,053		6%
Purchase of Beruti plot of land	Ps.	10,781	12,431	—	—	—	23,212
Total Mortgage Loans		16,834	12,431	—	—	—	29,265
Loans for share purchase of Mendoza Plaza Shopping S.A.	Ps.	9,090					9,090
Loans to stockholders of related companies	Ps.	8,236	—	—	—	—	8,236
Other Loans		678	191	—	—	—	869
Total Indebteness		105,992	55,747	43,361	43,468	519,726	768,294

(1)	Including accrued Interest
(2)	Net of repurchased Notes

10% Convertible Notes due 2014

On July 19, 2002 we issued US$ 50.0 million Unsecured Convertible Notes (the “Convertible Notes”) in exchange for cash and settlement of certain liabilities with our shareholders. Raymond James Argentina, Sociedad de Bolsa S.A. acted as underwriting and placement agent and the offer was fully subscribed. The proceeds of the issue of Convertible Notes was used to settle short-term bank loans in the sum of Ps. 27.3 million, and to redeem preferred corporate notes issued by us in the principal amount of Ps. 52.8 million. Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps. 0.10 per share. Translation rate per US dollar is Ps. 3.08642 or the result obtained from dividing the exchange rate effective at translation date by the par value of our common shares, whichever is lower. Maturity date of Convertible Notes was July 19, 2006, but at a special shareholders’ meeting held on May 2, 2006, shareholders approved the extension of the maturity date of Convertible Notes to July 19, 2014; the other terms and conditions remained unchanged. During fiscal years 2007, 2006, 2005, 2004 and 2003 holders of approximately US$ 2.77 million of our Convertible Notes exercised their conversion rights; consequently, we issued 101,582; 1,539,000; 52,741,373; 22,852,514 and 4,829,745 common shares, respectively. As at June 30, 2008 the outstanding balance of our Convertible Notes was US$ 47.2 million. If all bondholders exercise their conversion rights, our common shares would increase from Ps. 782.1 million to Ps. 2,210.7 million.

Series I and II Notes.

On May 11, 2007 we issued two new Series of Notes totaling US$170 million. Serie I corresponds to the issue of US$120 million maturing on May 11, 2017, at a 7.875% interest rate payable semi-annually on May 11 and November 11 each year starting on November 11, 2007. The principal amount of this Series is due in a single installment at maturity. Series II corresponds to the issue of Ps. 154.0 million (equivalent to US$50 million) maturing on June 11, 2012, at a 11% fixed interest rate payable semi-annually on June 11 and December 11 each year starting on December 11, 2007. The principal amount is payable in seven equal and consecutive semi-annual installments starting on June 11, 2009. These issues constitute Series I and II within the scope of the Notes Issue Global Program at a par value not exceeding US$ 200 million (the “Program”) authorized by the Comisión Nacional de Valores through Resolution No. 15,614 dated April 19, 2007.

Standard Bank Argentina S.A., Nuevo Banco Industrial de Azul S.A., Banco CMF S.A., Banco Comafi S.A., and Banco Supervielle S.A. loans.

Our subsidiary Tarshop executed the following loans: loan granted by Standard Bank Argentina S.A. in the sum of Ps. 7.4 million, posting as guarantee Participation Certificates corresponding to Series XXI, XXIII and XXV, XXVII and XXX Tarjeta Shopping Financial Trusts; loan granted by Nuevo Banco Industrial de Azul S.A. in the sum of Ps. 7.5 million posting as security Participation Certificates corresponding to Series XXIX, XXXIV and XXXVI Tarjeta Shopping Financial Trusts; loan granted by Banco CMF S.A. in the sum of Ps. 5.3 million posting as security Participation Certificates corresponding to Series XXXIII Tarjeta Shopping Financial Trust; loan granted by Banco Comafi S.A. in the sum of Ps. 7.0 million posting as security Participation Certificates corresponding to Series XXVIII, XXXI and XXXV Tarjeta Shopping Financial Trusts; loan granted by Banco Supervielle S.A. in the sum of Ps. 14.2 million posting as security Participation Certificates corresponding to Series XXXII, XXXVII and XXXVIII Tarjeta Shopping Financial Trusts.

Seller Financing – Empalme S.A.I.C.F.A. y G.

On July 7, 2006 we entered into a share purchase agreement along with our subsidiary Shopping Alto Palermo S.A. for the purchase of all shares in Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. The purchase price was fixed at US$12.0 million plus a variable amount (originally established in the agreement), which was set at Ps. 4.0 million. The purchase of the company was completed on December 31, 2006. As of the date hereof, we and our subsidiary Shopping Alto Palermo S.A., have paid US$10.0 million, and the amount for “adjustment made after closing”. As of June 30, 2008 an installment of US$ 2.0 million, which expires on December 16, 2008 is outstanding and accrues 6.0% interest annually. As security for the payment of the remainder, we have pledged 100% of our shares in Empalme to the Sellers. Upon payment of each of the remaining installments, the shares will be released.

Subsequent to year end, on December 16, 2008 the fourth installment was cancelled and the shares were released.

Our capital expenditures

Fiscal year 2008

During fiscal year 2008 we had capital expenditures of Ps. 270.2 million of which (i) Ps. 114.4 million were related to the construction of Panamerican Mall; (ii) Ps. 50.0 million were related to improvements of our shopping center properties and offices; (iii) Ps. 25.6 million were related to an advance payment for the partial acquisition of Soleil Factory; (iv) Ps. 23.1 million were related to Patio Olmos building, located in the City of Córdoba; (v) Ps. 16.9 million related to advances for purchases of a plot of land located at Beruti Street 3571; (vi) Ps. 11.6 million were related to facilities, furniture, computer equipment and software; (vii) Ps. 10.2 million related to other fixed assets; (viii) Ps. 8.6 million were related to the construction of garages, to be located in a building next to our Paseo Alcorta Shopping Center; (ix) Ps. 0.3 million related were to land in Rosario; and (x) Ps. 0.3 million were related to other land reserves.

Fiscal year 2007

During fiscal year 2007 we had capital expenditures of Ps.96.3 million of which (i) Ps.25 million were related to the construction of garages, to be located in a building next to our Paseo Alcorta Shopping Center, (ii) Ps.22.9 million were related to the improvements of our shopping center properties, (iii) a down payment of Ps.9.7 millon related to our acquisition of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba, (iv) Ps. 19.6 million related to furniture and computer equipment, (v) Ps.18.5 million related to the construction of Panamerican Mall, and (vi) Ps. 0.6 million related to the acquisition of undeveloped plots of land.

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

Five month period-Fiscal Year 2009.

For the first five months of fiscal year 2009 we invested Ps. 86.4 million in capital expenditures of which mainly (i) Ps. 70.9 million were related to the construction of Panamerican Mall; and (ii) Ps. 10.2 million were related to the improvements of our shopping center properties.

We believe that our principal development project, the construction of Panamerican Mall, will be finished in the first half of 2009. However, regarding the current market conditions, we might suffer some delays. In addition, during the construction period we may need additional financing, which will be taken considering the prevailing market conditions at the moment we need the funds.

Regarding the Capital Expenditures for the rest of fiscal year 2009, they could vary according to the potential events described in our Risk Factor section.

Recent Developments

Impact of Recent Credit Crisis. During recent months, the world’s principal financial markets have suffered the impact of volatility, lack of liquidity, and uncertainty. Consequently, stock market indexes showed a significant decline worldwide as a result of an evident economic slowdown. Although many countries took immediate action, the future of the international markets is uncertain. We do not yet know the direct effects of the crisis on the market value of major financial assets, particularly equity and debt instruments.

In Argentina, stock markets also showed a pronounced downward trend in the price of equity and debt instruments. We also saw increases in interest rates, country risk and foreign exchange rates. As of the date of this annual report, these effects persist. Management is closely evaluating and monitoring the effects of the current liquidity crisis and will take all corrective actions that are necessary.

In addition, we have experienced declines in our stock price during the three months ended September 30, 2008 as compared to the prior quarter. Management believes that this decline is reflective of the current macro-economic conditions and is not related to our operating performance. The stability of our shopping center tenants (measured by the levels of occupancy as well as the delinquency or uncollectibility rates) as well as the market value of our shopping center properties have not been significantly affected by the current credit crisis as of the date of this annual report. We believe that the stock price has declined due to reasons unrelated to our business fundamentals. As of the date of this annual report, management believes that the decline in stock price is temporary.

Our business segment most affected by the current credit crisis is Consumer Financing. This segment includes the origination of consumer loans and credit card receivables and securitization activities.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by our shopping centers, hypermarkets and street stores, and financing and lending activities through our subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the current credit crisis and other conditions, some customers experienced delays in payments and also uncollectibility rates increased during the year ended June 30, 2008. Moreover, delinquency and uncollectibility rates further increased as of September 30, 2008 and thereafter. Tarshop has increased the level of the allowance for doubtful accounts which amounts to Ps. 66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps. 83.7 million as of September 30, 2008. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates.

Tarshop´s generated a net loss of Ps. 18.6 million for the year ended June 30, 2008. For the three months ended September 30, 2008, Tarshop generated an additional net loss of Ps. 57.1 million. After year-end, we contributed an additional Ps. 60 million and increased our interest from 80% to 93.4% as of November 30, 2008. We have committed to support Tarshop financially under a credit line up to a maximum amount of Ps. 120 million, including the Ps. 86 million already contributed. At present, we are evaluating the suitability of capitalizing this loan. We have taken several actions to enhance Tarshop’s capital base, from streamlining operations to closing redundant stores, to revising and making credit criteria more stringent. The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 156.8 million and Ps. 19.4 million escrow reserves for losses. As of September 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 161.2 million and Ps. 17.9 million escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2008, Tarshop recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests to reflect current fair value. For the three months ended September 30, 2008 no additional impairment charge of related to the retained interests in securitized receivables was necessary.

For more information see note about “Tarshop” in this recent development section.

Tarshop. As a result of the current international financial turmoil interest rates have been very volatile and systemic delinquency has increased, affecting the performance and financing of the consumer finance business. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a slight deceleration in private consumption, have resulted in the need to review the general economic and the business prospects of the company.

In order to face the growing volatility in the international financial markets and to provide Tarshop S.A. with a suitable capital base taking into account the current market conditions, in September 2008 we decided to take part in Tarshop S.A.’s capital increase for up to Ps.60 million, and increased our equity interest in Tarshop S.A. from 80% to 93.4%.

In addition, we implemented several actions aimed at improving Tarshop S.A.’s performance, including the revision of the point of sale structure, a 17% headcount reduction, the colosing of 13 points of sale and a 10% reduction in leased centralized areas.

In line with the commercial actions, various other measures have been implemented, including:

(ii) A new distribution channel structure.

(ii) Changes in cash lending plans and shops financing, which involved tightening its credit origination and credit limits in order to improve our delinquency rates.

(iii) Renegotiation of conditions with shops.

In addition, the recent changes introduced in the tax treatment of financial trusts and other reforms made by the National Executive Branch result in the need to monitor Tarshop S.A. and fine-tune its positioning strategy in the light of the changing conditions.

On October 2008 in the light of the difficult market conditions and in compliance with the strategic plan devised and implemented by us, subordinated loans were granted to Tarshop S.A. for a total amount of Ps. 51 million to improve its financial position the conditions for the financial trust segment an important source in Tarshop’s financing.

On November 25, 2008, we completed a disbursement of Ps. 35 million to Tarshop S.A. This disbursement was subject to the revision and verification of the debt portfolio of Tarshop S.A. by our Management and the Board of Directors. The amount was part of a credit line of up to Ps. 120 million, we granted to Tarshop S.A. to strengthen it financially, to fund its operating costs and to reposition Tarshop S.A. given the complex situation existing temporarily in the Financial Trusts markets. Out of the credit line approved, as of November 25, 2008, Ps. 86 million were disbursed. At present, we are evaluating the suitability of capitalizing these loans.

Repurchase of our Notes. On September 12, 2008 we notified we acquired nominal value of US$ 3.0 million of our Serie II Notes for an average weighted price of US$ 0.75 per Note and for a total amount of US$ 2.25 millions. As the result of this, as of the date of this annual report, the Serie II Notes repurchased in our portfolio totaled a face value of US$ 4.8 million.

On November 25, 2008, we reported the repurchase of its Fixed Rate Notes due 2017, Serie I for a nominal value of US$ 5.0 million, for an average weighted price of US$ 0.3978 per Note and for a total amount of US$ 2.0 million.

IRSA’s Purchase of our Notes. As of November 25, 2008, IRSA acquired nominal value US$ 8.0 million of our Series I Notes due 2017, for an average weighted price of US$ 0.39820 per Note and for a total amount of US$ 3,198,763.

Cresud’s Purchase of our Notes. As of November 25, 2008, Cresud had acquired nominal value US$ 5.0 million of our Series I Notes due 2017, for an average weighted price of US$ 0.4185 per Note and for a total amount of US$ 2,092,500.

Coto Air Space – Barter commitment between us and CYRSA. In July, 2008 we entered into a barter agreement with CYRSA pursuant to which Alto Palermo, subject to certain closing conditions, would surrender to CYRSA its right to construct a tower over a preexisting structure (owned by a third party) in exchange for a de minimis cash payment (US$ 0.9 million) and 25% of the housing units in the future buildings. The total fair value of the transaction is US$ 5.9 million.

Torres Rosario Project. On November 27, 2008, we had executed the deed of barter transfer, as a consequence of the execution of the option granted to Condominios del Alto S.A. to purchase parcel 2-h. This parcel represents 11,686 square meters, for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million. As part of the agreement, Condominios del Alto S.A. will pay the Company US$ 34,125 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of the Company for US$ 2.3 million; (ii) established a security insurance of which the Company will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$ 1.0 million.

C. Research and Development, Patents and Licenses, etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial (“INPI”), the Argentine institute for industrial property. We use these trademarks to name our commercial centers and in connection with marketing and charitable events that we organize from time to time. We do not own any patents nor benefit from licenses from third parties.

D. Trend Information

Development and Perspectives of Shopping Centers in Argentina

We believe the deteriorating international economic conditions may lead to reduced liquidity in the global economy, which in turn may lower global economic growth. This may have a negative impact on the level of economic activity in Argentina and hence on the level of financing of the public budget and foreign trade balances which during the past years have been showing signs of strength. Within this context, we believe our shopping center business is well positioned to face a scenario of reduced growth thanks to our levels of cash flow generation and long term debt maturity profiles.

According to the last available official data for September 2008, the Monthly Estimate of Economic Activities (Estimador Mensual de la Actividad Económica, EMAE) pointed to 7.4% growth compared to the first nine months of the year 2007. Therefore, although some signs of a slow-down in economic growth have started to be perceived, the data available as of the month of September 2008 showed the sixty-ninth consecutive month of economic expansion since December 2002. For more information see Item 3 “Risk Factors - Risk related to Argentina - There are concerns about the accuracy of Argentina’s official inflation statistics.”

Argentina’s public finances, fiscal accounts, foreign trade current account balances, and the reserves held by the Central Bank of Argentina (Banco Central de la República Argentina, BCRA), have performed this year. During the first ten months of calendar year 2008, Argentina’s primary fiscal surplus showed a year-on-year 20.3 % increase driven by high tax revenues. Argentina’s external accounts, well posted a US$ 11,362 million surplus in its commercial account for the first ten months of 2008. As a result, the Central Bank strengthened its position in reserves and accumulated as of November 30, 2008 US$ 46,072 million, which allows the Central Bank to manage the increase in volatility in the inflows and outflows of capital caused by the current environment in financial markets.

According to the Argentine Chamber of Medium Sized Companies (Cámara Argentina de la Mediana Empresa, CAME) in October 2008 retail sales dropped by 14.3 % compared to the same month of 2007 as a result of the uncertain global and local economic conditions. In contrast, our Shopping Center segment continued to perform favorably over the first quarter of fiscal year 2009 and showed a year-on-year increase in sales. We believe the leading position of our shopping centers and our strong cash flow generation compared to the long-term profile of our debt put our business in a favorable position to face a more adverse economic context.

We are stabilizing our Consumer Financing segment to consolidate Tarshop’s position in the industry.

We believe our business segments continue to show a strong position in the current macroeconomic conditions, and given our healthy cash flows and our long-term financing, we wil be capable of sustaining our leading market position.

E. Off-Balance Sheet Arrangements

As of June 30, 2008, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations, or liquidity.

F. Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations, as of June 30, 2008, which consist of loans, bonds, and development obligations and agreements to purchase real estate. The table does not include deferred income tax liability obligations under operating leases, assignment of credits payable, other accounts payable or costs to be incurred on the units not yet sold.

	Payments due by period (Thousand of Ps.)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Debt (2)	161,421.4	219,138.1	162,346.7	641,215.4	1,184,121.5
Purchase obligations	41.1	—	—	—	41.1
Other long term obligations	2,199.6	849.5	813.4	274.6	4,137.1
Total (1)	163,662.1	219,987.6	163,160.1	641,490.0	1,188,299.7

(1)	Includes our main financial and related parties debts, foreign suppliers, tax amnesty plan for gross sales tax payable and accrued and prospecting interests.
(2)	Net of repurchased Notes.

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

The table below contains the information on our Directors and Alternate Directors:

Name	Date of birth	Position held	Appointed to current position in	Office ending in	Holding current position since
Eduardo S. Elsztain	26/01/1960	Chairman	2006	2009	1994
Saúl Zang	30/12/1945	Vice-chairman	2006	2009	2003
Alejandro G. Elsztain	31/03/1966	Executive vice-chairman	2006	2009	2003
Daniel R. Elsztain	22/12/1972	Director	2004	2009	2004
Abraham Perelman	04/04/1941	Director	2006	2009	2003
Andrés Olivos	05/14/1958	Director	2008	2009	2008
Fernando A. Elsztain	04/01/1961	Director	2006	2009	1998
José Said Saffie	17/04/1930	Director	2006	2009	1998
Leonardo Fernández	30/06/1967	Director	2007	2009	2007
Enrique Antonini	16/03/1950	Director	2007	2009	2007
David A. Perednik	15/11/1957	Alternate director	2006	2009	2003
José D. Eluchans Urenda	06/08/1953	Alternate director	2006	2009	2003
Guillermo E. Matta y Trejo	11/08/1949	Alternate director	2008	2009	2008
Juan M. Quintana	11/02/1966	Alternate director	2006	2009	2003
Pablo Daniel Vergara del Carril	03/10/1965	Alternate director	2006	2009	2006
Marcos Oscar Barylka	29/06/1945	Alternate director	2006	2009	2006
Salvador Darío Bergel	17/04/1932	Alternate director	2006	2009	2006
Mauricio Wior	23/10/1956	Alternate director	2006	2009	2006
Gastón Armando Lernoud	04/06/1968	Alternate director	2006	2009	2006
Gabriel A.G. Reznik	18/11/1958	Alternate director	2007	2009	2004

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA, Cresud, Shopping Alto Palermo S.A., Consultores Asset Management and BACS Banco de Crédito & Securitización among other companies. He is also vice-chairman of Banco Hipotecario, E-Commerce Latina S.A. and BrasilAgro among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes, law firm. He is also first vice chairman of the board of directors of IRSA and Cresud S.A.C.I.F. y A. and he is also a member of the board of directors of Emprendimiento Recoleta, Puerto Retiro S.A., Nuevas Fronteras S.A., Cresud S.A.C.I.F. y A., Banco Hipotecario S.A. and Tarshop S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the University of Buenos Aires. He is currently chairman of Tarshop S.A. and Emprendimiento Recoleta, and second vice-chairman of IRSA and Cresud S.A.C.I.F. y A. Alejandro G. Elsztain is Eduardo S. Elsztain’s and Daniel R. Elsztain’s brother and Fernando A. Elsztain’s cousin.

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

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He has also served as a director of IRSA, Inversiones y Representaciones S.A. from 1993 to 2002. He is a member of the Banking Lawyers Committee and the International Bar Association.

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

Guillermo E. Matta y Trejo. Mr. Matta y Trejo obtained a law degree at the University of Buenos Aires. He is a member of the International Bar Association and of the Insolvency International Institute. From 1975 to 1998 he taught Commercial Law at the University of Buenos Aires. He also teaches Corporate Law and legal aspects of Capital Markets in post-graduate courses at University of Buenos Aires, Argentine Catholic University, Austral University, and Belgrano University. He is the President of the board of directors of Ganadera del Villaguay, S.A.

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

The Executive Board is in charge of the daily management of the activities delegated by the Board of Directors in conformity with current laws and our by-laws. Our by-laws authorize the Executive Board to perform the following:

•	designating managers and establishing their duties and compensation;

•	granting and revoking powers on behalf of our company;

•	hiring, penalizing, and terminating personnel, as well as determining salaries and compensation;

•	entering into contracts related to our company’s activity;

•	managing our company’s assets;

•	executing credit agreements for our company’s activities and creating encumbrances to secure our obligations; and

•	engaging in all the acts necessary to manage our company’s daily activities.

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

The following table sets forth information about members of our Supervisory Committee who were elected at the annual general ordinary shareholders’ meeting held on October 25, 2007. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name and Position	Date of Birth	Occupation in APSA	Current Position Held Since
José D. Abelovich	07/20/1956	Syndic	2005
Ángel. D. Vergara del Carril	03/15/1935	Syndic	2006
Fabián Cainzos	11/07/1966	Syndic	2006
Armando Fabián Ricci	03/06/1964	Alternate Syndic	2006
Marcelo Héctor Fuxman	11/30/1955	Alternate Syndic	2005
María Mercedes Premrou	07/25/1965	Alternate Syndic	2008

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L / Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees, among others of APSA, SAPSA, Hoteles Argentinos, Banco Hipotecario S.A. and Inversora Bolívar S.A.

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

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires. He is a partner of Polano & Asociados S.R.L / Nexia International, a public accounting firm in Argentina. He is a member of the Supervisory Committees of SAPSA, IRSA, Inversora Bolívar S.A. and Banco Hipotecario S.A.

María Mercedes Premrou. Mrs. Premrou obtained a law degree at the Universidad Catolica de Argentina. She is a partner of the law firm Cainizos, Fernandez & Premrou, where she specializes in litigation and arbitration proceedings.

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

During our annual ordinary shareholders meeting which was held October 31, 2008 the shareholders agreed to pay Ps. 9,107,811 to the members of the board of directors for the fiscal year ended June 30, 2008.

The members of the executive committee did not receive compensation other than fees for their services as members of the board of directors.

Supervisory Committee

The shareholders’ meeting held on October 31, 2008, approved by majority vote not to pay any compensation to the Supervisory Committee.

Senior Management

During the fiscal year ended June 30, 2008 we paid an aggregate amount of approximately Ps.3.0 million as compensation to our senior management.

During this period our contributions to compensation plan for our senior management amounted to Ps.0.8 million.

Audit Committee

The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Compensation plan for executive management

We have a defined contribution plan covering our key managers in Argentina. The Plan became effective on 01/01/2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 1.4 million and Ps. 0.7 million for the years ended June 30, 2008 and June 30, 2007, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

1.	ordinary retirement in accordance with applicable labor regulations;

2.	total or permanent incapacity or disability; and

3.	death.

In case of resignation or termination without good cause, the manager may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

C. Board Practices

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment.

Audit Committee

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and our external auditors. Also, the audit committee may be requested by the board of directors to report if the conditions of a related party transaction may be reasonably considered adequate according to normal market conditions.

On November 7, 2007, our board of directors appointed Abraham Perelman, Enrique Antonini and Leonardo Fernández, all of them independent members, as members of the audit committee. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934.

Remuneration Committee

There is no remuneration committee.

D. Employees

As of June 30, 2008, we had 2,341 employees, and as of June 30, 2007 we had 2,285 employees. Shopping Centers and Consumer Financing employees are represented by the Commerce Union and approximately 66% of total workers are under commerce collective labor agreements. Our company has not experienced a strike or significant work stoppage in the last ten years and believes that its relations with our employees are good.

Also, through a bidding process, we subcontract to third parties the construction of our development projects and the provision of security, maintenance and cleaning services for our shopping centers.

The following table shows the number of our employees as of the dates indicated:

	As of June 30,
	2004	2005	2006	2007	2008
Alto Palermo S.A.	499	615	680	709	729
Shopping Alto Palermo S.A.	87	99	100	101	108
Emprendimiento Recoleta S.A.	36	37	42	40	45
Fibesa S.A.	22	26	26	27	26
Altocity.Com S.A.	35	40	49	3	5
Alto Research and Development S.A.	2	—	—	—
Tarshop S.A.	390	556	979	1,302	1298
Mendoza Plaza Shopping S.A.(1).	—	55	69	64	65
Empalme S.A.I.C.F.A. y G. (2)	—	—	—	39	59
Panamerican Mall S.A. (3)	—	—	—	—	6
Total	1,071	1,428	1,945	2,285	2341

(1)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2005.
(2)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2006.
(3)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2008.

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our Directors, Senior Managers, members of the Supervisory Committee and members of the Audit Committee as of November 30, 2008.

		Share Ownership		Convertible Notes Ownership
Name	Position	Amount	Percentage	Amount
Directors
Eduardo S. Elsztain(1)	Chairman	495,366,573	63.34%	31,738,262	(2)
Saúl Zang	Vice Chairman	—	—	—
Alejandro G. Elsztain	Executive Vice Chairman / Chief Executive Officer	1,306,568	0.17%	10,000
Daniel R. Elsztain	Director / Chief Comercial Officer	101,582	0.01%	—

		Share Ownership		Convertible Notes Ownership
Name	Position	Amount	Percentage	Amount
Abraham Perelman	Director	—	—	—
Andrés Olivos	Director	—	—	—
Fernando A. Elsztain	Director	—	—	—
José Said Saffie	Director	—	—	—
Leonardo Fernández	Director	—	—	—
Enrique Antonini	Director	—	—	—
David A. Perednik	Alternate Director / Chief Administrative Officer	—	—	—
José D. Eluchans Urenda	Alternate Director	—	—	—
Guillermo E. Matta y Trejo	Alternate Director	—	—	—
Juan M. Quintana	Alternate Director	—	—	—
Pablo Daniel Vergara del Carril	Alternate Director	25,000	—	—
Marcos Oscar Barylka	Alternate Director	17,200	—	—
Salvador Darío Bergel	Alternate Director	—	—	—
Mauricio Wior	Alternate Director	—	—	—
Gastón Armando Lernoud	Alternate Director	—	—	—
Gabriel A.G. Reznik	Alternate Director	—	—	—

Senior Management
Gabriel Blasi	Chief Financial Officer	—	—	—

Supervisory Committee
Angel D. Vergara del Carril	Member	173,720	0.02%	—
José D. Abelovich	Member	—	—	—
Fabián Cainzos	Member	—	—	—
Marcelo H. Fuxman	Alternate Member	—	—	—
María Mercedes Premrou	Alternate Member	—	—	—
Armando F. Ricci	Alternate Member	—	—	—

(1)	Includes (i) 495,365,073 common shares beneficially owned by IRSA and (ii) 1,500 common shares owned directly by Eduardo S. Elsztain.
(2)	Beneficially owned through IRSA.

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

Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 83.70% of our common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.85% of our common stock.

Option Ownership

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our Capital Stock

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, shares or securities.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership, as of November 30, 2008

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, Argentine pension funds and all our directors and officers as a group.

Shareholder(s)	Number of Shares	Percent (3)
IRSA(1)	495,365,073	63.3%
Parque Arauco (2)	231,116,952	29.6%
Directors and officers (4)	1,451,850	0.2%
Argentine Pension Funds in the aggregate (5)	1,644,433	2.1%
Total	729,578,308	95.2%

(1)	The number of shares will increase to 1,474,941,061 assuming full conversion of the US$31.7 million Convertible Notes held by IRSA.
(2)	Parque Arauco owns 57,338,554 shares through Parque Arauco, 21,188.698 through Sociedad Inversora Internacional Parque Arauco and 152,589,700 shares through Parque Arauco Argentina S.A., a wholly owned subsidiary. The number of shares beneficially owned by Parque Arauco in the aggregate will increase to 708,661,150 assuming full conversion of 15,472,432 Convertible Notes owned by Parque Arauco.
(3)	Figures may not sum due to rounding.
(4)	Includes only direct ownership of our directors and senior management.
(5)	Based on estimates from the Superintendency of AFJP (“Administradora de Fondos de Jubilaciones y Pensiones”) on October 31, 2008. None of the pension funds individually own more than 2.1% of our common shares. The highest percentage owners of the shares are Consolidar AFJP with approximately 0.8%, Me t with approximately 0.6%, Maxima with approximately 0.4%, and Arauca Bit with approximately 0.2%. On December 9, 2008, Law 26,425 was enacted. The law approved the government’s plan to nationalized the country’s ten private Retirement and Pension Fund Managements (AFJPs) and transfer the Ps. 94,4 billion (approximately US$ 29,3 billion) they held in assets as of the end of September 2008 to the social security agency (ANSES).

Through its ownership of our common stock, IRSA currently shares with Parque Arauco the voting control over us and has the power to direct or cause the direction of our management and policies.

IRSA is an argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s shares are listed and traded on the Bolsa de comercio de Buenos Aires and the NYSE. Mr. Eduardo S. Elsztain, chairman of our board of directors, is the beneficial owner of 167,401,788 shares of Cresud, representing 33.4% of its total share capital. As a result of his 33.4% interest in Cresud, Mr. Elsztain has an 18.4% indirect economic interest in us. Although Mr. Elsztain does not have a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over Cresud, he would be the beneficial owner of 55.2% of IRSA’s shares (includes (i) 290,654,653 common shares beneficially owned by Cresud S.A., (ii) 21,874,790 common shares beneficially owned by Agrology S.A., (iii) 4,425,439 common shares beneficially owned by Dolphin Fund Plc., whose investment manager is a company beneficially owned by Eduardo Elsztain, (iv) 1,503,602 common shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control Inversiones Financieras del Sur S.A., (v) 661,000 common shares beneficially owned by Consultores Assets Management S.A., and (vi) 342,197 common shares owned directly by Eduardo S. Elsztain). If Mr. Elsztain were considered the beneficial owner of IRSA due to his substantial influence over IRSA, he would be the beneficial owner of 63.3% of our shares.

Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

Changes in Share Ownership

Shareholder	Share Ownership as of November 30, 2008	Share Ownership as of June 30,
		2008	2007	2006	2005
IRSA(1)	63.35%	63.35%	62.5%	61.6%	61.6%
Parque Arauco(2)	29.6%	29.6%	29.6%	29.6%	29.6%
Directors and officers	0.2%	0.2%	0.2%	0.0%	0.0%
Argentine Pension Funds in the aggregate	2.1%	2.1%	2.0%	2.4%	3.1%

(1)	IRSA share ownership is 65.9% assuming full conversion of its holding of Convertible Notes as of November 30, 2008.
(2)	Parque Arauco share ownership is 31.6% assuming full conversion of its holding of Convertible Notes as of November 30, 2007.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of November 30, 2008, we had 782,064,214 common shares issued and outstanding of which 702,475,054 (or 89.82% ) were held in Argentina. As of November 30, 2008, we had 1,989,729 ADS outstanding (representing 79,589,160 of our common shares, or 10.18% of all of our common shares). As of such date, we had four registered holders of our ADS in the United States.

On July 19, 2002 we issued US$50.0 million of Convertible Notes, which are convertible into shares of our common stock at a conversion ratio of US$ 0.324 principal amount of Convertible Notes per common share, as long as the exchange rate remains below Ps. 3.09 per each dollar. Our Convertible Notes mature on July 19, 2014 and are convertible during the period from August 28, 2002 to July 19, 2014. Of the US$50.0 million of Convertible Notes that we issued, our principal shareholders IRSA and Parque Arauco subscribed for US$31.7 million and US$15.4 million, respectively.

If all holders convert their Convertible Notes into common shares on July 19, 2014, our issued and outstanding share capital would increase from 782,064,214 shares to 2,239,716,498 shares.

B. Related Party Transactions

Lease of our Headquarters

As of December 2003, we moved our headquarters to the 22nd and 23 rd floors of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters and parking lot spaces from Inversora Bolivar S.A., a subsidiary of IRSA, pursuant to two lease agreements, the first one for our headquarters and ten parking lot spaces and the second one for our subsidiary Fibesa S.A.’s headquarters and another eight parking lot spaces. The first agreement has an initial duration of 60 months with an optional extension of 36 additional months, and the second one, effective as of January 2005, has an initial duration of 60 months with an optional extension of 36 additional months. We pay a monthly rent of US$ 5,958 for the first agreement and US$ 2,979 for the second one, with the first two months free.

As of December 2005, we lease the entire 9th floor and one third of the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to two lease agreements, the first one for our headquarters and eight parking lot spaces and the second one for our headquarters (one third of the floor) and three parking lot spaces. The first agreement had an initial duration of 46 months, effective as of January 2005 to March 31st, 2008. We paid a monthly rent of US$ 5,386. The second one, effective as of September 2005, has a duration of 35 months with no optional extension.We pay a monthly rent of US$ 2,648 with the first month free.

As of October 2007, we lease the entire 4th floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as of October 2007, has an initial duration of 36 months. We pay a monthly rent of US$ 19,750.

As of January 2008, we lease one third of the 2nd floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as from January 2008, has an initial duration of 36 months. We pay a monthly rent of US$ 6,583 for the agreement.

As of March 2008, we lease the entire 3rd floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as of March 2008, has an initial duration of 36 months we pay a monthly rent of US$ 19,750.

Saúl Zang is our Vice-Chairman and a director of Inversora Bolivar S.A., and Alejandro Elsztain is our executive Vice-Chairman and Vice-president of Inversora Bolivar S.A. Fernando Elsztain is a director of APSA and President of Inversora Bolivar S.A., and Gabriel Reznik is a director of APSA and Inversora Bolivar S.A.

Lease of our Chairman´s offices

Our Chairman’s offices are located at Bolívar 108, City of Buenos Aires. We have leased them from Isaac Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our Directors, and a number of his relatives. A lease agreement was signed among us, IRSA, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease has a term of 120 months and monthly rent of Ps.8,490. We, IRSA and Cresud each pay one-third of such rent in an amount of Ps.2,830 each.

Another lease agreement was signed among us, IRSA, Cresud and Hamonet S.A., in December 2007. This lease has a term of 36 months and monthly rent of US$ 5,000.

Agreement for Shared Corporate Services with IRSA and CRESUD S.A.C.I.F. y A.

In order to reduce administrative expenses and to achieve a more efficient allocation of corporate resources, we entered into an Agreement for Shared Corporate Services with Cresud and IRSA, on June 30, 2004, which was amended on August 23, 2007. This agreement has a term of two years, which may be renewed for an equal term unless any of the parties decides to terminate it. Pursuant to this agreement tasks are performed by one or more of the companies for the benefit of one or more of other companies in exchange for a fee to be paid primarily through the provision of services in other areas. Through this agreement, each company continues to maintain its strategic and commercial independence while increasing operating efficiency. This agreement will not affect the independence of each company’s record and accounting systems or adversely affect internal control systems or external audit tasks. Each company will continue to maintain separate assets and liabilities.

On August 15, 2008, we entered into the Second Agreement for Shared Corporate Services (Segundo Convenio de Instrumentación de Modificaciones al Contrato de Servicios Compartidos) with Cresud and IRSA.

Mr. Alejandro Gustavo Elsztain is the General Coordinator of the program and the program is operated and implemented by Abraham Perelman for us, Cedric Bridger for IRSA, and, Gabriel Adolfo Gregorio Reznik for Cresud all of whom are directors and members of the Audit Committees of their respective companies.

The main duties for implementation of the project are (a) monitoring the project’s implementation in accordance with the agreement; (b) reviewing the billing report on a monthly basis to analyze and check it against the provisions of the agreement, and, in the event of’ discrepancies or deviations, preparing a report to submit for the consideration of the General Coordinator, and by each company’s boards of directors and (c) assessing, on a permanent basis, the results derived from the project’s implementation and proposing to the General Coordinator changes in the event of a conflict with the agreement or, if appropriate, the possibility of establishing cost or benefit allocation mechanisms or criteria more consistent with the goals of the agreement.

Currently, the areas involved are: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement,, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism and Risks and Processes.

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

The Shared Services Agreement was filed with the SEC in a report on Form 6-K dated July 1, 2004, and amendments to this agreement were filed in reports on Form 6-K dated September 19, 2007. The Second Agreement for Shared Corporate Services was filed on Form 6-K on August 19, 2008.

See Exhibit 4.2 and 19. II. C) to our audited consolidated financial statements contained elsewhere in this annual report.

Loans from our Major Shareholders

As of June 30, 2008 IRSA and Parque Arauco owned US$ 31.7 million and US$15.5 million, respectively, of our Convertible Notes.

As of June 30, 2008, IRSA owned 63.34% of our common shares. Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 83.74% of our common shares. In case that all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.86% of our common stock.

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

Sale of E-Commerce Latina S.A. shares and purchase of Comercializadora Los Altos S.A. shares.

As of June 30, 2007, we had a 100% ownership interest in E-commerce Latina S.A. E-commerce Latina S.A. conducted operations through its subsidiary Altocity.com which offered products over the internet until March 2007 when the website was deactivated. E-commerce Latina S.A. started new operations in April 2007.

For that reason, E-commerce Latina S.A. effected the change of the subsidiary´s name from Altocity.com to Comercializadora Los Altos S.A. In November 2007, E-commerce Latina S.A.’s interest in Comercializadora Los Altos S.A. was transferred directly to us for an aggregate consideration of Ps. 3.7 million. Concurrently we sold our interest in E-commerce Latina S.A. to IRSA and Patagonian Investment S.A., our controlling shareholder and one of IRSA’s subsidiaries, respectively, for an aggregate consideration of Ps. 3.5 million. Comercializadora Los Altos S.A. operates as a lease agent for us.

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

During the fiscal years ended June 30, 2006, 2007 and 2008 we made unconditional promises to give to Fundación IRSA Ps. 2.5 million, Ps. 4.4 million and Ps. 4.6 million, respectively. These donations are paid in the subsequent year. As of December 17, 2008, Ps. 3.5 donations related to fiscal year ended June 30, 2008 have not yet been fully paid.

Legal Services

During the years ended June 30, 2006, 2007 and 2008, we and our subsidiaries paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 0.7 million, Ps. 1.6 million and Ps. 1.0 million, respectively as payment for legal services. Our Vice-Chairman Saúl Zang; our alternate directors Juan M. Quintana, Salvador D. Bergel, and Pablo D. Vergara del Carril; our syndic Ángel D.Vergara del Carril and our alternate syndic Armando F. Ricci are members of the law firm Zang, Bergel & Viñes.

C. Interests of Experts and Counsel

This section is not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 19 for our consolidated financial statements.

Legal or Arbitration Proceedings

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

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms, taking account of the current situation and including reasonable short and medium term projections. The City Hall Executive Branch rejected this request in Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Decrees 1,437/2002 and 585/2003 issued by the City Hall Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City Hall of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

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

Shopping Neuquén submitted the final maps of the project to the City Hall and once they are registered, Shopping Neuquén S.A. will have to start construction within 90 days.

The agreement referred to above put an end to the lawsuit of Shopping Neuquén against the City Hall of Neuquén before the High Court of Neuquén.

Other Litigation

As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings for an aggregate amount of Ps. 3,689,485.5, plus an added amount, estimated at Ps. 900,000, in order to respond to legal costs and interests. The main dispute is about the amount due for the admission rights of the income tax. In the first instance, AFIP pleaded for a general restraining order. As of November 29, 2006, the Federal Court ordered such order to be substituted for an attachment on the plot of land located in Caballito neighborhood, city of Buenos Aires, where we are planning to develop a shopping center.

We are involved in other litigation derived from the ordinary course of our business. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

On January 15, 2007, IRSA and us were notified of the two claims filed against us and IRSA before the Antitrust Authority, one by a private individual and the other by the licensee of the shopping center, both opposing acquisition from the Province of Córdoba of a property known as Ex-Escuela Gobernador Vicente Olmos. On February 1, 2007 IRSA and us responded the claims. On June 26, 2007 the Antitrust Authority notified IRSA and us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the antitrust law. As of the date of this Annual Report, the result of this proceeding is yet to be determined.

On January 22, 2008, Alto Palermo requested the Antitrust Authority’s clearance for the transfer of the Soleil Factory shopping center to Alto Palermo. As of the date of this annual report, the Antitrust Authority has not reached a decision.

For more information see Item 4 “Regulation and Government Supervision” and Item 3 “Risks factors- Risks related to our Business- Our Business is subject to extensive regulation and additional regulations may be imponed in the future”.

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

The board of directors’ proposal for the distribution of a cash dividend amounting to Ps. 60.2 million, of which the shareholders will collect Ps.0.0770 per share, was approved during the annual shareholders’ meeting, held on October 31, 2008. The payment was made on November 10, 2008.

The table below presents the dividend payment ratio and the total amount of dividends paid, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in nominal Pesos as of their respective payment date.

Year declared	Cash dividends	Stock dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
2004	17,895,663	—	0.0229
2005	29,000,000	—	0.0371
2006	47,000,000	—	0.0601
2007	55,721,393	—	0.0712
2008	60,237,864	—	0.0770

B. Significant changes

Impact of Recent Credit Crisis. During recent months, the world’s principal financial markets have suffered the impact of volatility, lack of liquidity, and uncertainty. Consequently, stock market indexes showed a significant decline worldwide as a result of an evident economic slowdown. Although many countries took immediate action, the future of the international markets is uncertain. We do not yet know the direct effects of the crisis on the market value of major financial assets, particularly equity and debt instruments.

In Argentina, stock markets also showed a pronounced downward trend in the price of equity and debt instruments. We also saw increases in interest rates, country risk and foreign exchange rates. As of the date of this annual report, these effects persist. Management is closely evaluating and monitoring the effects of the current liquidity crisis and will take all corrective actions that are necessary.

In addition, we have experienced declines in our stock price during the three months ended September 30, 2008 as compared to the prior quarter. Management believes that this decline is reflective of the current macro-economic conditions and is not related to our operating performance. The stability of our shopping center tenants (measured by the levels of occupancy as well as the delinquency or uncollectibility rates) as well as the market value of our shopping center properties have not been significantly affected by the current credit crisis as of the date of this annual report. We believe that the stock price has declined due to reasons unrelated to our business fundamentals. As of the date of this annual report, management believes that the decline in stock price is temporary.

Our business segment most affected by the current credit crisis is Consumer Financing. This segment includes the origination of consumer loans and credit card receivables and securitization activities.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by our shopping centers, hypermarkets and street stores, and financing and lending activities through our subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the current credit crisis and other conditions, some customers experienced delays in payments and also uncollectibility rates increased during the year ended June 30, 2008. Moreover, delinquency and uncollectibility rates further increased as of September 30, 2008 and thereafter. Tarshop has increased the level of the allowance for doubtful accounts which amounts to Ps. 66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps. 83.7 million as of September 30, 2008. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates.

Tarshop´s generated a net loss of Ps. 18.6 million for the year ended June 30, 2008. For the three months ended September 30, 2008, Tarshop generated an additional net loss of Ps. 57.1 million. After year-end, we contributed an additional Ps. 60 million and increased our interest from 80% to 93.4% as of November 30, 2008. We have committed to support Tarshop financially under a credit line up to a maximum amount of Ps. 120 million, including the Ps. 86 million already contributed. At present, we are evaluating the suitability of capitalizing this loan. We have taken several actions to enhance Tarshop’s capital base, from streamlining operations to closing redundant stores, to revising and making credit criteria more stringent. The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 156.8 million and Ps. 19.4 million escrow reserves for losses. As of September 30, 2008, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 161.2 million and Ps. 17.9 million escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2008, Tarshop recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests to reflect current fair value. For the three months ended September 30, 2008 no additional impairment charge of related to the retained interests in securitized receivables was necessary.

For more information see note about “Tarshop” in this significant changes section.

Tarshop. As a result of the current international financial turmoil interest rates have been very volatile and systemic delinquency has increased, affecting the performance and financing of the consumer finance business. The higher delinquency levels have led to an increase in the subordination of financial trusts which, added to the changes in their tax treatment, the higher interest rates resulting from higher risk and a slight deceleration in private consumption, have resulted in the need to review the general economic and the business prospects of the company.

In order to face the growing volatility in the international financial markets and to provide Tarshop S.A. with a suitable capital base taking into account the current market conditions, in September 2008 we decided to take part in Tarshop S.A.’s capital increase for up to Ps.60 million, and increased our equity interest in Tarshop S.A. from 80% to 93.4%.

In addition, we implemented several actions aimed at improving Tarshop S.A.’s performance, including the revision of the point of sale structure, a 17% headcount reduction, the closing of 13 points of sale and a 10% reduction in leased centralized areas.

In line with the commercial actions, various other measures have been implemented, including:

(iii) A new distribution channel structure.

(ii) Changes in cash lending plans and shops financing, which involved tightening its credit origination and credit limits in order to improve our delinquency rates.

(iii) Renegotiation of conditions with shops.

In addition, the recent changes introduced in the tax treatment of financial trusts and other reforms made by the National Executive Branch result in the need to monitor Tarshop S.A. and fine-tune its positioning strategy in the light of the changing conditions.

On October 2008 in light of the difficult market conditions and in compliance with the strategic plan devised and implemented by us, subordinated loans were granted to Tarshop S.A. for a total amount of Ps. 51 million to improve its financial position given the difficult conditions for the financial trust segment an important source in Tarshop’s financing.

On November 25, 2008, we completed a disbursement of Ps. 35 million to Tarshop S.A. This disbursement was subject to the revision and verification of the debt portfolio of Tarshop S.A. by our Management and the Board of Directors. The amount was part of a credit line of up to Ps. 120 million, we granted to Tarshop S.A. to strengthen it financially, to fund its operating costs and to reposition Tarshop S.A. given the complex situation existing temporarily in the Financial Trusts markets. Out of the credit line approved, as of November 25, 2008, Ps. 86 million were disbursed. At present, we are evaluating the suitability of capitalizing these loans.

Repurchase of our Notes. On September 12, 2008 we notified we acquired nominal value of US$ 3.0 million of our Serie II Notes for an average weighted price of US$ 0.75 per Note and for a total amount of US$ 2.25 millions. As the result of this, as of the date of this annual report, the Serie II Notes repurchased in our portfolio totaled a face value of US$ 4.8 million.

On November 25, 2008, we reported the repurchase of its Fixed Rate Notes due 2017, Serie I for a nominal value of US$ 5.0 million, for an average weighted price of US$ 0.3978 per Note and for a total amount of US$ 2.0 million.

IRSA’s Purchase of our Notes. As of November 25, 2008, IRSA acquired nominal value US$ 8.0 million of our Series I Notes due 2017, for an average weighted price of US$ 0.39820 per Note and for a total amount of US$ 3,198,763.

Cresud’s Purchase of our Notes. As of November 25, 2008, Cresud had acquired nominal value US$ 5.0 million of our Series I Notes due 2017, for an average weighted price of US$ 0.4185 per Note and for a total amount of US$ 2,092,500.

Coto Air Space – Barter commitment between us and CYRSA. In July, 2008 we entered into a barter agreement with CYRSA pursuant to which Alto Palermo, subject to certain closing conditions, would surrender to CYRSA its right to construct a tower over a preexisting structure (owned by a third party) in exchange for a de minimis cash payment (US$ 0.9 million) and 25% of the housing units in the future buildings. The total fair value of the transaction is US$ 5.9 million.

Torres Rosario Project. On November 27, 2008, we had executed the deed of barter transfer, as a consequence of the execution of the option granted to Condominios del Alto S.A. to purchase parcel 2-h. This parcel represents 11,686 square meters, for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million. As part of the agreement, Condominios del Alto S.A. will pay the Company US$ 34,125 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of the Company for US$ 2.3 million; (ii) established a security insurance of which the Company will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$ 1.0 million.

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

As of November 30, 2008, our authorized capital stock consists of 782,064,214 shares of common stock, Ps. 0.1 face value per share. In addition, we have issued US$ 50.0 million of Convertible Notes. The Convertible Notes mature on July 19, 2014, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. Dollar is the lesser amount of 3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

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

	Buenos Aires Stock Exchange		NASDAQ
	Ps. per Share		US$ per ADS
	High	Low	High	Low
Fiscal Year 2003
Annual	0.489	0.234	5.69	2.03

Fiscal Year 2004
Annual	0.619	0.299	7.26	3.05

Fiscal Year 2005
1st Quarter	0.855	0.546	11.09	6.07
2nd Quarter	0.727	0.590	9.71	6.88
3rd Quarter	0.678	0.546	9.13	6.76
4th Quarter	0.693	0.609	8.82	7.17
Annual	0.855	0.546	11.09	6.07

Fiscal Year 2006
1st Quarter	0.697	0.618	8.53	6.95
2nd Quarter	0.672	0.539	8.33	7.02
3rd Quarter	0.742	0.667	9.14	7.08
4th Quarter	0.946	0.781	11.94	8.91
Annual	0.946	0.539	11.94	6.95

Fiscal Year 2007
1st Quarter	1.125	0.886	13.90	11.49
2nd Quarter	1.622	0.995	20.90	12.63
3rd Quarter	1.582	1.344	20.56	15.21
4th Quarter	1.630	1.000	22.00	13.30
Annual	1.630	0.671	22.00	7.46

	Buenos Aires Stock Exchange		NASDAQ
	Ps. per Share		US$ per ADS
	High	Low	High	Low
Fiscal Year 2008
1st Quarter	0.686	0.552	21.65	16.01
2nd Quarter	0.701	0.616	19.50	15.40
3rd Quarter	0.705	0.625	16.30	11.00
4th Quarter	0.680	0.545	17.00	11.90
Annual	1.590	1.050	21.65	11.00
July 2008	1.070	1.050	13.99	11.54
August 2008	0.950	0.930	11.97	10.50
September 2008	0.945	0.900	11.99	8.00
October 2008	0.850	0.705	9.7899	5.566
November 2008	0.660	0.450	5.93	3.96
As of December 17, 2008	0.475	0.4307	4.44	4.00
Source: Bloomberg

Due to the aggregate ownership of approximately 92.9% as of June 30, 2008 by our two principal shareholders, the liquidity of our shares is restricted and may cause our stock not to be traded daily.

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

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comisión Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comisión Nacional de Valores may be listed on the Buenos Aires Stock Exchange . This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer’s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange.

Securities Exchanges in Argentina

There are 10 securities exchanges in Argentina. The principal exchange for the Argentine securities market is the Buenos Aires Stock Exchange, which handles approximately 99% of all equity trading in the country.

Buenos Aires Stock Exchange

The Buenos Aires Stock Exchange is a complex, non-profit, and self-regulated organization. The various markets require different self-organizations of brokers within the Buenos Aires Stock Exchange, which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores S.A. (“MERVAL”).

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

MERVAL

The MERVAL is a corporation whose 134 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business trading day of the year. Trading on the Buenos Aires Stock Exchange is also conducted through a Sistema Integrado de Negociación Asistida por Computación (“SINAC”). SINAC is a computer trading system that permits trading in debt securities and equity securities. SINAC is accessed by brokers directly from workstations located at their offices. Currently, all transactions relating to listed notes and listed government securities can be effected through SINAC.

Over the Counter Market

The Electronic Open Market (Mercado Abierto Electrónico or “MAE”) is an exchange organized under the laws of Argentina, which operates as a self-regulatory organization under the supervision of the Comisión Nacional de Valores.

The MAE works as an electronic platform to process Over The Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

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

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of December 31,		As of June 30,
	2006	2007	2007	2008
Market capitalization (Ps.billion)	1,229.31	1,773.04	1,335.91	1,822.31
Average daily trading volume (Ps.million)	61.37	88.62	69.9	95.87
Number of listed companies	106	111	107	111

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2008, approximately 111 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2008, approximately 6.75% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 77% increase in 2002, a 104% increase in 2003, a 28% increase in 2004, a 13% increase in 2005, a 34% increase in 2006, a 2.93% increase in 2007 and a 2.04% decrease for the six month period ended June 30, 2008. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

Nasdaq Stock Market

Our ADSs are listed and traded in the Nasdaq Stock Market under the trading symbol “APSA”.

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

Further, Section 73 of Resolution No. 677/01 establishes a specific procedure for transactions of a company whose securities are publicly offered, entered into with its directors, members of the Supervisory Committee, or senior managers and which involve a relevant amount. The transaction is considered to have a relevant amount when it exceeds: (i) one percent (1%) of the corporate capital, measured pursuant to the last approved financial statements, and (ii) the equivalent of three hundred thousand Pesos (Ps. 300,000).

The related person with an interest in the transaction should submit all the relevant documentation to the approval of the Board of Directors. The directors shall request a report (i) of the audit committee stating if the conditions of the transaction may be reasonably considered adequate according to normal market conditions and additionally, they may request a report of two independent evaluating firms that shall have informed about the same matter and about the other operation conditions. Immediately after being approved by the board of directors the transaction has to be informed to the Comisión Nacional de Valores.

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

On October 31, 2003 in an annual ordinary and extraordinary meeting we decided not to adhere to the Optional Statue of Public Offerings of Compulsory Acquisition (Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria) established by Decree No. 677/2001. Therefore, shareholders decided to incorporate said provision under section 1 of our bylaws.

Ordinary and extraordinary Shareholders’ Meeting

General

Shareholders’ meetings may be ordinary or extraordinary. We are required to hold an ordinary shareholders’meeting within four months of the close of each fiscal year to approve our financial statements, the allocation of net income for the fiscal year, the approval of the reports of the Board of Directors and the audit committee and the election and remuneration of directors and members of the audit committee. Other matters which may be considered at an ordinary meeting include the responsibility of directors and members of the audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the scope of an ordinary meeting, including amendment of the bylaws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, changing the limiting or extending the shareholders liability by changing our corporate legal status and limitation of shareholders preemptive rights.

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

Quorum and Voting Requirements

The quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available, a second call meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders’ meeting on first call is sixty percent of the shares entitled to vote, and if such quorum is not available, a second call meeting may be held, for which there are no quorum requirements.

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

Conflict of Interest

A shareholder, who votes on a matter involving our Company in which he has a conflicting interest may, under Argentine law, be liable for damages suffered by the Company as a result of the decision, provided the transaction would not have been approved without his vote.

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

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly offered, should notify the Comisión Nacional de Valores on a monthly basis, of their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

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

Amendment to the by-laws

On the shareholders’ meeting held on October 25, 2007, our shareholders decided to amend the following sections of the by-laws: (i) Section Twelve in order to adapt the performance bonds granted by directors to current rules and regulations, and (ii) Section Fifteen in order to incorporate the possibility of holding remote board meetings pursuant to the provisions of section 65 of Decree 677/01. Such amendment is attached here to as Exhibit 1.2.

Compliance with NASDAQ Listing Standards on Corporate Governance

Significant differences between our corporate governance practices and U.S. companies’ practices under NASDAQ Rules:

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Business Companies Law, Decree N°677/01 and the Standards of the Comisión Nacional de Valores, as well as by our bylaws. APSA has securities that are registered with the Securities and Exchange Commission (the “SEC”) and are listed on the NASDAQ Stock Market (the “NASDAQ”), and is therefore subject to corporate governance requirements applicable to NASDAQ-listed non-US companies (a “NASDAQ-listed” company).

Pursuant to NASDAQ Marketplace Rule 4350(a), NASDAQ-listed non-U.S. companies that are categorized as “Foreign Private Issuers” may follow home country corporate governance practices in lieu of the requirements of Rule 4350, provided that the foreign private issuer complies with certain mandatory sections of Rule 4350, discloses each requirement of Rule 4350 that it does not follow and describes the home country practice followed in lieu of such requirement. The requirements of Rule 4350 and the Argentine corporate governance practices that we follow in lieu thereof are described below:

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
Rule 4350(b)(1)(A) - Distribution of Annual and Interim Reports.	In lieu of the requirements of Rule 4350(b)(1)(A), we follow Argentine law, which requires that companies make public an annual report in Spanish, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires within 42 calendar days of the end of each fiscal quarter. The Bolsa de Comercio de Buenos Aires publishes the annual reports and interim reports in the BCBA bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the Securities and Exchange Commission (the “SEC”). We also post the English language translation of our annual reports and quarterly press releases on its website. Furthermore, under the terms of the Deposit Agreement, dated November 10, 2000, among us, The Bank of New York, as depositary, and owners of ADS issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of their annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
Rule 4350(c)(1) - Majority of Independent Directors.	In lieu of the requirements of Rule 4350(c)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as the Company must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

Rule 4350(c)(2) - Executive Sessions of the Board of Directors.	In lieu of the requirements of Rule 4350(c)(2),we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the Board of Directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics) which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its by-laws.

Rule 4350(c)(3) - Compensation of Officers.	In lieu of the requirements of Rule 4350(c)(3), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the Company.

Rule 4350(c)(4) - Nomination of Directors.	In lieu of the requirements of Rule 4350(c)(4), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

Rule 4350(d)(1) - Audit Committee Charter.	In lieu of the requirements of Rule 4350(d)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee’s charter.

Rule 4350(d)(2) - Audit Committee Composition.	Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, the Company has a three member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, Although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named designated a financial expert in accordance with the relevant SEC ruleson the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience.In addition, the Company has a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

NASDAQ Standards for U.S. companies	APSA’s Corporate Practices
Rule 4350(f) - Quorum.	In lieu of the requirements of Rule 4350(f), the Company follows Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when the Company is not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote.

Rule 4350(g) - Solicitation of Proxies.	In lieu of the requirements of Rule 4350(g), the Company follows Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the Comisión fiscalizadora, manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 4350(h) - Conflicts of Interest	In lieu of the requirements of Rule 4350(h), the Company follows Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps. 300,000). Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

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

•	Such regulation has been modified several times and, therefore, only the most important provisions currently in force are mentioned below:

•	Argentine individuals and companies are authorized to buy up to US$ 2,000,000 per month;

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

•

transfers abroad for the payment of indebtedness of private entities (comprising both financial and non-financial institutions) and government owned entities; provided that they fulfill certain regulatory requirements?among others?such as (i) a sworn statement affirming the fulfillment of Communication “A” 3602 informative requirements; (ii) the possession of documents which evidence the genuineness of the operation being cancelled, i.e., the entry into the country of the finance proceed and/or its use to cancel the financial or commercial debt, etc.; (iii) the amounts to be transferred have been adjusted, as the case may be, in accordance to Decree 214/02 as amended; and (iv) the fact that the inflows have remained in the country for the legal minimum term (180 days until May 26, 2005 or 365 days for funds entered into after that date) has been verified;

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

(iii) “acquisition of rights to use” that had been recorded for accounting purposes in the category “intangible assets” of the company’s financial statements (Notice 44670); and

(iv) investments in assets that are comparable to intellectual property rights, which are commercialized through the assignment of rights to use and should be recorded for accounting purposes in the category “intangible assets” of the company’s financial statements (Notice 46394).

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

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the ADSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina and (iv) a permanent business establishment in Argentina owned by a foreign entity and (v) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

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

Losses arising from the sale, exchange or other disposition of shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

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

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2008. There can be no assurance that in the future this tax will be absorbed by the Company.

Tax on Minimum Notional Income Tax (Impuesto a la Ganancia Mínima Presunta, IGMP)

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

The tax law and its regulations provide several exemptions to this tax. For example, it does not apply to entities recognised as exempt from income tax, to debits and credits relating to salaries, to retirement and pension emoluments credited directly by banking means and withdrawals made in connection with such credits, to credits in checking accounts originated from bank loans, and to transfers of cheques by endorsement.

The general rate of the tax is 0.6%. An increased rate of 1.2% applies in cases in which there has been a substitution for the use of a checking account.

Pursuant to Argentine Regulatory Decree 380/2001, as amended, 34% of the tax paid on credits levied at the 0.6% rate and 17% of the tax paid on transactions levied at the 1.2% tax rate can be used, to its exhaustion, as a credit against income tax, tax on minimum notional income and/or the special contribution on cooperatives capital.

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

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any institution. Our investment portfolio primarily consists of money market, mutual funds and short term deposits. As of June 30, 2008 we had cash and cash equivalents of Ps. 289.5 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio, its value tends to drop by Ps. 0.6 millions per 100 BPS of increase in interest rate levels.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term, medium-term and long-term debt used to maintain liquidity and fund for our business operations.

Our medium and long term debts are the following:

•	Convertible Note;

•	Series I and Series II notes.

In July 2002 the Company issued US$ 50 million of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. In considering the accounting treatment of the Convertible Notes under US GAAP the Company took account of the guidance provided in EITF 98-5. EITF 98-5 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result of the analysis the Company performed, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

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

Based on the analysis performed, neither of criteria 1, 2 or 3 above are met. Accordingly, the change of the debt instrument has not been accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively. As of June 30, 2008 the fair market value in pesos equivalent of Convertible Note was Ps. 1,729.8 million. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end. Because of convertion condition is deep in the money Convertible Note fair value is almost not sensitive to interest rate movements.

On May 11, 2007, Alto Palermo issued two new series of notes in an aggregate principal amount of US$170 million. Series I consists of US$120 million of notes due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year, commencing on November 11, 2007. The Series I notes mature in a single installment on May 11, 2017. As of June 30, 2008 the fair market value in pesos equivalent of Series I was Ps. 264.4 million (includes accrued interest).

As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 5.5% in Series I fair market value. Also, rise of 1% in Pesos / dollars exchange rate would imply a Ps. 5.1 million in the Peso equivalent of our debt face value an increases our interest expenses in Ps. 0,4 million annually.

Series II consists of Ps.154 million (equivalent to US$50 million) of notes which mature in seven, equal and consecutive semi-annual installments commencing on June 11, 2009, and which accrue interest at 11% per annum, payable on June 11 and December 11 of each year commencing on December 11, 2007. As of June 30, 2008 the fair market value of Series II was Ps. 129.2 million (includes accrued interest).

As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 1.99% in Series II fair market value.

Our current debt expenses are not sensitive to changes in the general level of interest rates because they are determinated by fixed interest rates.

For our debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates.

	As of June 30, 2008 Expected contractual maturity date (U.S.$. Equivalent in million)
Significant liabilities	FY2009	FY2010	FY2011	FY2012 to FY2016	FY2017	Total	Fair Value(4)
Fixed rate Debt (US$)
Principal Payment and accrued interest (1)	2,16			47,23		49,39	571,84
Average Interest Rate	10%	10%	10%	10%
Fixed rate Debt (US$)
Principal Payment and accrued interest (2)	1,31				120,00	121,31	87,41
Average Interest Rate	7,875%	7,875%	7,875%	7,875%	7,875%
Fixed rate Debt (Pesos)
Principal Payment and accrued interest (3) (5)	7,56	14,55	14,55	14,55		51,20	42,72
Average Interest Rate	11%	11%	11%	11%

(1)	It corresponds to Convertible Note.
(2)	It corresponds to the series I Note due 2017.
(3)	Peso-denominated loans were converted to U.S. Dollar at an exchange rate of Ps. 3.025 per U.S. Dollar.
(4)	It includes accrued interest.
(5)	Repurchased notes have not been deducted.

As a matter of policy, from time to time, we use derivative instruments to minimize our financing costs. However, there can be no assurance that such risks can be managed in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for trading or speculative purposes.

As of June 30, 2008 we had a long position in Fx non delivery forward of US$30 million with an average price of Ps. 3.2905 per US$ and an average tenor of 184 days.

Interest rate risk

We are also exposed to changes in interest rates as a result of Tarshop S.A.´s retained interests in securitized credit card receivables which fair value depends, among others factors, on the TDFs interest rate. Under securitization programs, TDFs pay the variable interest rate published by Argentine Central Bank, known as “BADLAR” plus a fixed spread. The spread level is set according to general market conditions at the time of issuance.

Both TDFs “A” and “B” have different cap and floor settings in order to mitigate interest rate risk exposure. Regarding to the fair value calculation, revolving series have less interest rate risk than non revolving series.

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

Current Situation

During the last six months the nominal value of our debt did not change, but variations in market prices and in the exchange rates caused significant variations on their fair value.

As of December 10, 2008 the fair market value in peso equivalent of Series I was Ps. 159.3 million (including accrued interest).

As a measure of sensitivity, an upward shift of 100 Bps in general interest levels would imply a decrease of 4.1% in Series I fair market value. Also, a rise of 1% in Pesos / dollars exchange rate would imply a Ps. 5.7 million change in the Peso equivalent of our debt face value and would increase our interest expenses in Ps.0.5 million annually. Since June 30, 2008, the Peso has deppreciated versus the U.S. dollar from an exchange rate of Ps.3.025 =US$1.00 to an exchange rate of Ps.3.4060=US$1.00 at December 17, 2008 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. The devaluation of the Peso against the U.S. dollar during such period was 12,6%.

As of December 10, 2008 the fair market value of Series II was Ps. 61.6 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 Bps in general interest level would imply a decrease of 0.8% in Series II fair market value.

Our current debt expenses are not sensitive to changes in the general level of interest rates because they are determinate by fixed interest rates.

On the other hand, as of December 10, 2008 the amount of cash, cash equivalents and current investments was reduced by approximately 75%. In view of the nature of our total portfolio, an immediate 100 Bps parallel shift in the interest rate curve would not have a significant impact on the value of our investment portfolio, its value tends to drop by Ps. 0.2 millions per 100 Bps of increase in interest rate levels. Also, a rise of 1% in Pesos / dollars exchange rate would imply an increase of Ps. 0.24 million in the value of our investments in foreign currency.

The results of our subsidiary Tarshop S.A., might be negatively impacted by a reduction in revenues because of lower transaction volumes following a general slowdown in the economy, increased competition or regulation and increased perceived risk that may prompt Tarshop to reduce its credit exposure. A drop in rates in customer accounts reducing revenues might happen as a result of increased regulations or competition in the marketplace. Results may also be affected negatively because of higher funding costs that result from negative conditions in global and local financial markets, higher levels of subordination upon the underwriting of Credit Card Trusts as a result of increasing delinquency levels, lack of traditional sources of funding such as Pension Funds or increased financial trust operating costs. The Company cannot assure you that it will be able to seek funding through financial trusts in the future. Results may also be adversely affected because of increases in bad loans and write offs caused by a decrease in the purchasing power of cardholders or a slowdown of the economy, extending our credit portfolio average duration.

ITEM 12.	Description of Securities Other than Equity Securities

This item is not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

ITEM 15.	Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2008. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2008.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2008, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

The Company’s independent registered public accounting firm, Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina -member firm of PricewaterhouseCoopers-, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

D. Changes in Internal Control Over Financial Reporting

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

A. Audit Committee Financial Expert

In our annual ordinary shareholders’ meeting held on October 31, 2003, the audit committee plan was unanimously approved. Pursuant to this plan, the Board of Directors shall appoint the members of the audit committee. The Board of Directors established that the Audit Committee shall be a Committee of the Board of Directors. The Audit Committee will focus on assisting the Board in exercising its duty of care, the enforcement of accounting policies, disclosure requirements, the management of our business risk, the management of our internal control systems, the ethical conduct of the company’s business, maintenance of the integrity of our financial statements, compliance with legal provisions, the independence and capability of our independent auditors and the performance of our internal audit function and of our external auditors. Also, the audit committee may be requested by the board of directors to report if the conditions of a related party transaction may be reasonably considered adequate according to normal market conditions.

On November 7, 2007, our board of directors officially appointed Leonardo Fernández, Abraham Perelman and Enrique Antonini, all of them whom are independent members, as members of the audit committee in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b) (1). Although all of them have significant corporate experience, as of the date of this annual report, the Board of Directors has not named a financial expert in accordance with the relevant SEC rules. Argentine law does not require companies to identify or designate a financial expert. As such, the Board of Directors has not designated a financial expert on the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee approves, in advance, the engagement of auditors and their fees for audit and non-audit services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

Our Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure the auditors’ independence. One of the main tasks of the Audit Committee is to give its opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

Require any additional and complementary documentation related to this analysis.

•	Verify the independence of the external auditors;

•

Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

•	Inform the fees billed by the external auditor, separating the services related to the Audit Committee and other special services that could be not included as fees related to the Audit Committee;

•	Take notice of any strategy proposed by of the external auditors and review it in accordance with the reality of other businesses and the risks involved;

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

•

Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency;

•	Evaluate the performance of external auditors and their opinion regarding the Financial Statements.

B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted in our website www.apsacc.com.ar. On July 25 2005, our Code of Ethics was amended by our board of directors. The amendment was reported in a report on Form 6-K on August 1, 2005.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provision we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next annual report and we will post it in our website.

C. Principal Accountant Fees and Services

Audit Fees

During fiscal years ended June 30, 2008 and 2007, we were billed for a total amount of Ps. 1.9 million and Ps. 0.9 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During fiscal years ended June 30, 2008 and 2007, we were billed for a total amount of Ps. 0.01 million and Ps. 0.4 million, respectively, for professional services rendered by our principal accountants related to the performance of the audit or review of our financial statements, not included in the Audit Fees category, such as internal control reviews.

Tax Fees

During both fiscal years ended June 30, 2008 and 2007, we were billed for a total amount of Ps. 0.07 million and Ps. 0.03 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

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

E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2006, 2007 and 2008.

PART III

ITEM 17.	Financial Statements

Our Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-96.

ITEM 19.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

2.1*	Form of Deposit Agreement among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP

2.4*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of the Company’s 14.875% Notes due 2005.

2.5****	Indenture dated May 11, 2007, between the Company as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

4.1**	Agreement for the exchange of Corporate Service between the Company, IRSA and Cresud dated June 30, 2004.

4.2****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between the Company, IRSA and Cresud dated August 23, 2007

4.3	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

8.1	List of Subsidiaries

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982)
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File No. 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 27, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALTO PALERMO S.A. (APSA)
/s/ Alejandro G. Elsztain
Alejandro G. Elsztain Chief Executive Officer

Date: December 30, 2008

Alto Palermo S.A. (APSA)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Alto Palermo S.A. (APSA)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders´ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries at June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit for the year ended June 30, 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & Co. S.R.L.

By	/s/ Norberto Fabián Montero (Partner)
Norberto Fabián Montero

Buenos Aires, Argentina

December 30, 2008

Alto Palermo S.A. (APSA)

Consolidated Balance Sheets

as of June 30, 2008 and 2007

(In Argentine Pesos, except as otherwise indicated)

	2008		2007
ASSETS
Current Assets
Cash and banks (Notes 4.a and 20.f)	Ps.	71,734,136	Ps.	31,829,851
Other investments, net (Notes 4.b and 20.f)		289,542,086		485,408,600
Accounts receivable, net (Note 4.c and 20.f)		165,246,587		154,208,839
Other receivables and prepaid expenses, net (Notes 4.d and 20.f)		64,059,112		49,105,638
Inventory, net (Notes 4.e and 20.e)		651,968		7,292,187

Total current assets		591,233,889		727,845,115

Non-Current Assets
Accounts receivable, net (Note 4.c and 20.f)	Ps.	10,128,417	Ps.	41,967,948
Other receivables and prepaid expenses, net (Note 4.d and 20.f)		57,704,907		32,130,923
Inventory, net (Note 4.e and 20.e)		3,387,266		—
Fixed assets, net (Note 20.a)		1,312,544,101		1,168,027,197
Other investments, net (Note 4.b and 20.f)		267,923,532		125,504,382
Intangible assets, net (Note 20.b)		1,166,196		1,713,927

Subtotal		1,652,854,419		1,369,344,377

Negative goodwill, net (Note 20.c)		(11,995,410)		(3,478,942)

Total non-current assets		1,640,859,009		1,365,865,435

Total Assets	Ps.	2,232,092,898	Ps.	2,093,710,550

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f and 20.f)	Ps.	217,585,458	Ps.	179,489,405
Short-term debt (Notes 4.g and 20.f)		105,992,633		78,898,156
Salaries and social security payable (Note 4.h)		24,018,302		19,598,757
Taxes payable (Note 4.i)		60,978,502		44,714,889
Customer advances (Notes 4.j and 20.f)		68,277,098		58,548,037
Related parties (Notes 6 and 20.f)		9,785,341		4,969,448
Dividends payable		—		926,400
Other liabilities (Note 4.k and 20.f)		20,536,018		15,463,188

Total debts		507,173,352		402,608,280

Provisions (Notes 4.l and 20.d)		655,537		733,400

Total current liabilities	Ps.	507,828,889	Ps.	403,341,680

Non-Current Liabilities
Trade accounts payable (Notes 4.f and 20.f)	Ps.	3,240,814	Ps.	20,804
Long-term debt (Notes 4.g and 20.f)		662,301,519		678,751,885
Taxes payable (Note 4.i)		30,234,042		27,660,854
Customer advances (Note 4.j)		84,091,571		65,725,449
Other liabilities (Note 4.k and 20.f)		10,427,290		10,433,503

Total debts		790,295,236		782,592,495

Provisions (Notes 4.l and 20.d)		7,812,567		12,441,286

Total non-current liabilities		798,107,803		795,033,781

Total Liabilities		1,305,936,692		1,198,375,461

Minority interest		78,000,395		71,427,862

SHAREHOLDERS’ EQUITY		848,155,811		823,907,227

Total Liabilities and Shareholders’ Equity	Ps.	2,232,092,898	Ps.	2,093,710,550

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Income for the years ended June 30, 2008, 2007 and 2006

(In Argentine Pesos, except as otherwise indicated)

	2008		2007		2006
Revenues	Ps.	640,153,583	Ps.	483,231,154	Ps.	361,355,913
Costs (Note 20.e)		(231,424,689)		(168,306,568)		(139,065,376)

Gross profit		408,728,894		314,924,586		222,290,537

Selling expenses (Note 20.g).		(136,521,980)		(84,311,995)		(46,905,328)
Administrative expenses (Note 20.g)		(108,923,082)		(79,872,872)		(52,773,070)
Net (loss) income from retained interest in securitized receivables (Note 11)		(1,261,126)		3,253,789		2,625,001
Gain from recognition of inventories at net realizable value		185,160		545,400		3,497,632

Operating income		162,207,866		154,538,908		128,734,772

Loss on equity investees		(14,075)		(678,569)		(678,881)
Amortization of goodwill, net (Note 20.c)		(2,202,013)		(4,366,356)		(4,739,675)
Financial results, net (Note 7)		(13,387,838)		(19,466,411)		(15,633,866)
Other income (expenses), net (Note 8)		8,775,004		(3,347,466)		(9,761,768)

Income before taxes and minority interest		155,378,944		126,680,106		97,920,582

Income tax expense (Note 14)		(76,513,912)		(56,252,932)		(48,457,137)
Minority interest		1,104,945		(6,370,610)		(4,784,413)

Net income	Ps.	79,969,977	Ps.	64,056,564	Ps.	44,679,032

Earnings per share (Note 13):
Basic net income per common share	Ps.	0.10	Ps.	0.08	Ps.	0.06
Diluted net income per common share	Ps.	0.04	Ps.	0.03	Ps.	0.03

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2008, 2007 and 2006

(In Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions								Appraisal revaluation (Note 3.e.)		Reserve for new developments (Note 5.d)		Legal reserve (Note 5.c.)		Retained earnings		Shareholders’ equity
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.b.)		Additional paid-in-capital		Total
Balances as of June 30, 2005	Ps.	78,042,363	Ps.	84,620,909	Ps.	522,805,043	Ps.	685,468,315	Ps.	3,952,571	Ps.	—	Ps	8,992,468	Ps.	92,594,219	Ps.	791,007,573
Conversion of debt into common stock		153,900		—		—		153,900		—		—		—		—		153,900
Increase in legal reserve		—		—		—		—		—		—		1,662,770		(1,662,770)		—
Cash dividends		—		—		—		—		—		—		—		(29,000,000)		(29,000,000)
Net income for the year		—		—		—		—		—		—		—		44,679,032		44,679,032

Balances as of June 30, 2006	Ps.	78,196,263	Ps.	84,620,909	Ps.	522,805,043	Ps.	685,622,215	Ps.	3,952,571	Ps.	—	Ps	10,655,238	Ps.	106,610,481	Ps.	806,840,505

Conversion of debt into common stock		10,158		—		—		10,158		—		—		—		—		10,158
Increase in legal reserve		—		—		—		—		—		—		2,233,952		(2,233,952)		—
Cash dividends		—		—		—		—		—		—		—		(47,000,000)		(47,000,000)
Appropriation of retained earnings to reserve for new developments		—		—		—		—		—		57,376,529		—		(57,376,529)		—
Net income for the year		—		—		—		—		—		—		—		64,056,564		64,056,564

Balances as of June 30, 2007	Ps.	78,206,421	Ps.	84,620,909	Ps.	522,805,043	Ps.	685,632,373	Ps.	3,952,571	Ps.	57,376,529	Ps	12,889,190	Ps.	64,056,564	Ps.	823,907,227

Increase in legal reserve		—		—		—		—		—		—		3,202,828		(3,202,828)		—
Cash dividends		—		—		—		—		—		—		—		(55,721,393)		(55,721,393)
Appropriation of retained earnings to reserve for new developments		—		—		—		—		—		5,132,343		—		(5,132,343)		—
Net income for the year		—		—		—		—		—		—		—		79,969,977		79,969,977

Balances as of June 30, 2008	Ps.	78,206,421	Ps.	84,620,909	Ps	522,805,043	Ps.	685,632,373	Ps.	3,952,571	Ps.	62,508,872	Ps.	16,092,018	Ps.	79,969,977	Ps.	848,155,811

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2008, 2007 and 2006

(In Argentine Pesos, except as otherwise indicated)

	2008		2007		2006
Cash flows from operating activities:
Net income for the year	Ps.	79,969,977	Ps.	64,056,564	Ps.	44,679,032
Adjustments to reconcile net income to cash flows from operating activities:
Financial results		(3,494,002)		(4,216,937)		11,186,017
Depreciation and amortization		79,184,961		74,607,645		68,573,879
Impairment losses		—		—		395,599
Reversal of impairment losses		(38,879)		(2,273,181)		(9,894,355)
Loss from the sale of fixed assets		—		—		70,512
Holding loss of non current assets		—		1,532,512		—
(Recovery) charge of provision for contingencies		(3,484,859)		3,340,844		1,201,459
Allowance for doubtful accounts		61,603,983		24,006,543		10,897,356
Loss on fire damages (net of insurance recoveries)		(2,646,955)		(1,773,131)		5,787,577
Recovery of other receivable doubtful accounts		(2,044,009)		—		—
Unreimbursed expenses		42,206		298,491		1,743,141
Loss on fixed asset retired		1,140,035		—		—
Loss on equity investees		14,075		678,569		678,881
Other provisions		14,260,544		13,956,000		10,302,706
Easement income		—		—		(2,427,718)
Allowance for impairment of investments		11,999,855		—		—
Gain from recognition of inventories at net realizable value		(185,160)		(545,400)		(3,497,632)
Net (income) loss in credit card trust		(712,237)		9,597,117		882,782
Minority interest		(1,104,945)		6,370,610		4,784,413
Income tax		76,513,912		56,252,932		48,457,137
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable		(97,374,774)		(69,770,120)		(78,447,914)
Increase in other receivables and prepaid expenses		(44,176,618)		(49,377,747)		(5,964,490)
Increase in intangible assets		—		—		(50,000)
Decrease (increase) in inventory		5,459		(188,856)		18,066,785
Increase in trade accounts payable		40,254,137		73,606,530		51,054,057
Increase in customer advances		30,791,569		17,268,324		14,017,132
Decrease in taxes payable		(57,903,522)		(40,165,780)		(16,387,507)
Increase in salaries and social security payable		4,419,545		8,430,139		2,441,425
Decrease in provision for contingencies		(1,221,723)		(180,526)		(2,666,057)
Decrease in other liabilities		(9,428,422)		(10,252,788)		(10,120,650)
Increase (decrease) in due to related parties		4,854,824		(6,555)		2,611,646
(Decrease) increase in accrued interest		(13,131,511)		4,459,719		2,290,873

Net cash provided by operating activities		168,107,466		179,711,518		170,666,086

Cash flows from investing activities:
Acquisition of fixed assets and undeveloped parcels of land		(244,702,232)		(96,334,424)		(91,573,659)
Advances for acquisitions		(26,337,365)		(1,108,239)		—
Guarantee deposit		—		9,111,000		(8,610,000)
Insurance recoveries from fire damage in Alto Avellaneda		4,677,758		592,610		—
Acquisition of minority interest		—		—		(163,952)
Loans granted to third parties		(1,085,330)		—		(375,000)
Net proceeds from the sale of fixed assets		—		—		484,800
Payment for acquisition of Empalme / PAMSA transaction, net of cash acquired		—		(44,429,476)		—
Increase in investments		(73,200,471)		(52,014,079)		(23,785,702)

Net cash used in investing activities		(340,647,640)		(184,182,608)		(124,023,513)

Cash flows from financing activities:
Proceeds from short-term and long-term debt		71,075,006		176,707,659		38,426,054
Payments of short-term bank loans		(40,005,995)		(152,142,359)		—
Cash proceeds from the issuance of Notes, net of expenses		—		519,471,041		—
Payment of short-term and long-term debt		(18,672,017)		(37,105,350)		(41,954,440)
Payment of loans granted by related parties		(6,440,503)		(918,300)		(765,000)
Cash from minority shareholders’ capital contributions to subsidiaries		21,867,663		—		—
Dividends paid by subsidiaries to minority shareholders		(1,366,440)		(584,492)		(39,000)
Payment to ERSA’s minority shareholders for reduction of common stock		—		—		(1,470,178)
Payment of seller financing of Empalme		(12,508,000)		(10,131,054)		—
Payment of seller financing of Shopping Neuquen S.A.		—		(9,250,600)		—
Payment of seller financing of Mendoza Plaza Shopping S.A.		—		(5,483,731)		(5,149,834)
Payment of cash dividends		(55,721,393)		(47,000,000)		(29,000,000)
Cash paid for repurchase of Series II Notes		(4,720,802)		—		—

Net cash (used in) provided by financing activities		(46,492,481)		433,562,814		(39,952,398)

(Decrease) increase in cash and cash equivalents		(219,032,655)		429,091,724		6,690,175
Cash and cash equivalents as of the beginning of the year		485,496,379		56,404,655		49,714,480

Cash and cash equivalents as of the end of the year	Ps.	266,463,724	Ps.	485,496,379	Ps.	56,404,655

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2008, 2007 and 2006 (continued)

(In Argentine Pesos, except as otherwise indicated)

	2008		2007		2006
Supplemental cash flow information
Cash paid during the year for:
Interest	Ps.	82,209,211	Ps.	33,406,785	Ps.	24,680,120
Income tax		45,075,023		11,798,439		11,094,593
Non-cash investing and financing activities:
Liquidation of interest in credit card receivables		56,572,573		8,873,125		10,364,005
Increase in inventory through a decrease in other investments		—		—		3,827,433
Retained interest in credit card receivables		—		—		3,555,119
Increase in Trust debt securities through a decrease in credit card receivable		—		—		1,524,325
Increase in fixed assets through an increase in other receivables and prepaid expenses		—		—		348,521
Conversion of Convertible Notes into common shares		—		10,158		153,900
Increase in other receivables through a decrease in fixed assets		—		—		71,092
Increase in other receivables and prepaid expenses through a decrease in intangible assets		—		—		11,800
(Decrease) Increase in fixed assets through an (increase) decrease in other investments		(49,872,011)		59,912,260		8,097
Increase in inventory through a decrease in non-current investments		705,153		—		—
Increase in financial bank loans trough a decrease in provisions		—		2,614,228		—
Increase in issuance expenses of Notes through an increase in trade accounts payable		—		1,691,034		—
Increase in non-current investments through an increase in financial loans		23,211,970		—		—
Increase in fixed assets through an increase in trade accounts payable		1,069,109		—		—
Acquisition of minority interest through an increase in seller financing		9,090,000		28,521,151		—

	2008		2007		2006
Acquisition of subsidiaries / minority interest (Note 2.h.):
Cash and cash equivalents acquired		—		29,416,401		—
Fair value of non-cash assets acquired		2,750,134		165,461,384		—
Fair value of other assets acquired		—		—		—
Fair value of liabilities assumed		(1,113,172)		(46,445,797)		—

Net assets acquired	Ps.	1,636,962	Ps.	148,431,988	Ps.	—
Minority interest		13,767,493		(36,029,344)		—

Purchase price	Ps.	15,404,455	Ps.	112,402,644	Ps.	—
Negative goodwill		(6,314,455)		(10,035,616)		—
Seller financing		(9,090,000)		(28,521,151)		—

Purchase price paid		—		73,845,877		—
Cash and cash equivalents acquired		—		(29,416,401)		—

Net cash paid for the acquisition	Ps.	—	Ps.	44,429,476	Ps.	—

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements

(In Argentine Pesos, except as otherwise indicated)

1.	Organization and description of business

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)), an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) are primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal ass,et during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2008, the Company’s direct and indirect principal shareholders are IRSA (63.3%) and Parque Arauco (29.6%). The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

Since recommencing operations, the Company has continued to grow through a series of acquisitions and developments. As of June 30, 2008, the Company owns a majority interest in, and operates, a portfolio of ten shopping centers in Argentina, of which five are located in the City of Buenos Aires (Abasto Shopping, Paseo Alcorta, Alto Palermo Shopping, Patio Bullrich and Buenos Aires Design), one is located in Greater Buenos Aires (Alto Avellaneda) and the other four are located in the cities of Rosario (Alto Rosario), Mendoza (Mendoza Plaza Shopping), Salta (Alto Noa) and Córdoba (Córdoba Shopping Villa Cabrera). (See Note 2.i for details). The Company also constructs residential apartment buildings for sale.

The Company owns a majority interest in Tarshop, a company dedicated to the consumer financing business that originates credit cards accounts and personal loans to promote sales from our tenants and other selected retailers. As of June 30, 2008, Tarshop accounted for approximately 37% of the total accounts receivable of the Company. Tarshop has ongoing securitization programs through which it transfers a portion of the Company’s credit card and personal loans customer receivable balances to master trusts that issue certificates to public and private investors. See Note 11 for details.

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

As discussed in Note 2.d., in order to comply with regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments only as from October 1, 2003, the application of CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on the consolidated financial statements.

In addition, in accordance with the CNV regulations, the Company recognized deferred income taxes on an undiscounted basis. This accounting practice represented a departure from Argentine GAAP but did not have a material effect on the consolidated financial statements for the year ended June 30, 2006. However, as further discussed in Note 2.e. below, the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for the Company for the year ended June 30, 2007, there was no longer a difference on this subject between Argentine GAAP and the CNV regulations.

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

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

	Percentage of capital stock owned as of June 30, (a)
Subsidiaries	2008	2007
Emprendimiento Recoleta S.A. (ERSA)	54%	54%
Tarshop S.A. (Tarshop) (i)	80%	80%
Shopping Neuquén S.A	98%	95%
Inversora del Puerto S.A. (ii)	—	100%
Shopping Alto Palermo S.A. (SAPSA)	100%	100%
Fibesa S.A. (Fibesa)	100%	100%
Mendoza Plaza Shopping S.A. (iii)	100%	85%
Empalme S.A.I.C.F.A. y G. (Empalme) (iii)	100%	100%
Panamerican Mall S.A. (PAMSA)	80%	80%
E-commerce Latina S.A. (iv)	—	100%
Comercializadora Los Altos S.A. (v)	100%	—

(a)	Percentage of equity interest owned has been rounded.
(i)	Subsequent to year end, equity interest increased to 93.4%. See note 18 for details.
(ii)	Liquidated on September 28, 2007.
(iii)	Corresponds to the 95% of the direct interest of APSA and 5% of the indirect interest through SAPSA.
(iv)	Sold to IRSA and Patagonian Investment S.A. in November 2007. See note 2.i. for details.
(v)	Corresponds to the 90% of the direct interest of APSA and 10% of the indirect interest through SAPSA. See note 2.i. for details.

c.	Proportionate consolidation

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

The CNV issued General Resolutions No. 485 and No. 487 on December 29, 2005 and January 26, 2006, respectively which adopted, with certain modifications, the new accounting standards previously issued by CPCECABA through its Resolution CD 93/2005. These standards were effective for the Company for the year ended June 30, 2007.

The most significant changes included in the accounting standards adopted by the CNV related to (i) changes in the impairment test of long-lived assets, (ii) changes to deferred income tax accounting and (iii) accounting of deferred income taxes on a non-discounted basis.

Under the new standards, the carrying value of a long-lived asset is considered impaired by a company when its value in use or its net realizable value, whichever is greater, is less than its carrying value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the asset less costs to sell.

The new standards provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent at the time of adoption of the standard. As a result, the Company elected to continue treating differences as permanent. The estimated effect as of June 30, 2008 that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 122.4 million which should be recorded in the income statement accounts of previous years for Ps. 131.2 million (loss) and in the income statement accounts of the fiscal year for Ps. 8.8 million (gain).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

e.	Adoption by CNV of accounting standards (continued)

Additionally as discussed in Note 3.k. in order to comply with the regulations of the CNV, the Company recognized deferred income tax assets and liabilities on a non-discounted basis. This accounting practice represented a departure from Argentine GAAP but did not have a material effect on the consolidated financial statements for the year ended June 30, 2006. As further discussed in Note 2.e., in December 2005 and January 2006, the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for the Company for the year ended June 30, 2007, there was no longer a difference on this subject between Argentine GAAP and the CNV regulations.

f.	Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation. The reclassifications had no impact on previously reported net income, net income per share, shareholders’ equity or cash flows.

g.	Functional currency and reporting currency

The Company’s functional and reporting currency is the Argentine Peso. Solely for the convenience of the reader certain amounts are alternatively expressed in Argentine Pesos or US Dollars in the notes to the financial statements. Translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

h.	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Significant estimates include those required in the accounting for the allowance for doubtful accounts, the depreciation, amortization and impairment of long-lived assets, the current value of the assets and liabilities acquired in business combinations, the provision for contingencies and income taxes. Actual results could differ from those estimates and evaluations made at the date of preparation of these financial statements.

i.	Significant acquisitions, disposals and development of businesses

Panamerican Mall project

In June 2006, the Company acquired from an unrelated party, Philips Argentina S.A., a 28,741 square meter plot of land (the “Philips land”) located in Saavedra, a neighbourhood in the northern area of Buenos Aires, for an aggregate purchase price of US$ 17.9 million. The Company developed a project for the construction of a mall including a hypermarket, a movie theatre complex and office and/or residential buildings. For that purpose, in December 2006, the Company entered into a Construction, Management and Commercialization Agreement with an unrelated party, Centro Comercial Panamericano S.A. (“CCP”). The Company incorporated Panamerican Mall S.A. (“PAMSA”) for this purpose. The Company contributed cash and the Philips land to PAMSA amounting to Ps. 158.3 million. The Company acquired from CCP an adjacent property amounting to Ps. 36.9 million through cash and 20% of the stock of PAMSA. In addition, the Company and CCP committed to make capital contributions amounting to US$ 37.8 million and US$ 9.4 million, respectively, to complete the project.

During the fiscal year ended June 30, 2008, APSA and CCP made irrevocable contributions to PAMSA for Ps. 87.5 million and Ps. 21.9 million, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

i.	Significant acquisitions, disposals and development of businesses (continued)

Córdoba Shopping

On December 27, 2006, the Company acquired 100% interest in the Cordoba Shopping Villa Cabrera located in Cordoba, Argentina, owned by Empalme. The property, which is located in the Villa Cabrera neighbourhood of the City of Cordoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500-vehicle parking lot.

The interest was acquired for US$ 13.3 million. The Company paid US$ 5.3 million in cash and financed the remaining portion of the purchase price in four equal installments of US$ 2 million each due every six months as from December 2007. This financing accrues interest at a fixed rate of 6% per annum. The unpaid balance was collateralized by a pledge on the shares of Empalme in favor of the sellers. Governmental approval was obtained in December 2006. Subsequent to year end, on December 11, 2008, the fourth installment was paid.

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

Sale of E-Commerce Latina S.A. shares and purchase of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) shares

As of June 30, 2007, the Company had a 100% ownership interest in E-commerce Latina S.A. E-commerce Latina S.A. conducted operations through its subsidiary Altocity.com which offered products over the internet through March 2007 when the website was deactivated. E-commerce Latina S.A. started new operations in April 2007. For that reason, E-commerce Latina S.A. effected the change of its subsidiary´s name from Altocity.com to Comercializadora Los Altos S.A. In November 2007, E-commerce Latina S.A.´s interest in Comercializadora Los Altos S.A. was transferred directly to the Company for aggregate consideration of Ps. 3.7 million having a de minimis effect in the consolidated financial statements of the Company. Concurrently the Company sold its interest in E-commerce Latina S.A. (after the reorganization of Comercializadora Los Altos S.A.) to IRSA and Patagonian Investment S.A., the Company´s controlling shareholder and one of IRSA´s subsidiaries, respectively, for aggregate consideration of Ps. 3.5 million. Comercializadora Los Altos S.A. operates as lease agent for the Company.

Acquisition of Patio Olmos

In November 2006, the Company acquired from the Provincial Government of Cordoba a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Cordoba, Argentina for an aggregate purchase price of Ps. 32.5 million, of which the Company made a down payment of Ps. 9.7 million as of that date. The property, which is located in the City of Cordoba, is a 5,147 square meter four-story building. The property is leased to an unrelated party who exploits the building as a shopping center. The Company did not acquire any rights to the shopping center business. The transaction was pending certain approvals which were obtained in September 2007 when the deed was signed and remaining balance paid.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

i.	Significant acquisitions, disposals and development of businesses (continued)

As part of the agreement, two spaces of the building aggregating 931 sq. meters had been reserved for public use from governmental authorities until 2032. Thus, the Company was unable to exploit the space through that date. However, in November 2007, the Government enacted a law declaring the spaces as for public use and subject to expropriation procedures for the spaces subject to payment of Ps. 0.5 million. The Company challenged the valuation before the corresponding authorities. As of the date of these financial statements, expropriation has not taken place and final payment has not been negotiated.

Sale of the Alcorta Plaza plot of land

On December 22, 2005, the Company subscribed a preliminary purchase contract with possession, by which the Company sold to RAGHSA S.A. the plot of land denominated Alcorta Plaza for a total price of US$ 7.7 million. On March 13, 2006 the deed title of the building was registered and a first privilege degree mortgage guarantee was established on certain functional units to be used as offices and garages of the building property of RAGHSA S.A., located in Buenos Aires. The mortgage amounted to US$ 4.4 million. The agreed terms and conditions of payment were determined in four installments of US$ 1.9 million and 7.5% annual interest on the balance. During December, 2007, the last installment was collected. This transaction has been included in the “Others” line of the Segment information (Note 9).

Shopping Neuquén project

The Company’s subsidiary, Shopping Neuquén S.A.’s sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where the Company intends to develop a commercial project including the construction of a shopping center, a hypermarket and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the Shopping Center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

After having obtained the approval, the Company had a 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17 of the current year. However, such drafts presentation took place prior to the referred date. Once the mentioned drafts are registered, which to the date of these unaudited financial statements has not occurred, Shopping Neuquén S.A. has to start the works within a 90 days´ term.

The first stage of the work (contemplating the minimum construction of 21,000 square meters of the Shopping Center and 10,000 square meters of the hypermarket) should be concluded in a maximum 22 month term as from the construction starting date. In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén.

Acquisition of minority interest in Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., the Company signed an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping S.A., pursuant to which, among other things, Falabella had the irrevocable right to sell to the Company (put option) its ownership interest in Mendoza Plaza Shopping S.A. for a total consideration of US$ 3.0 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

i.	Significant acquisitions, disposals and development of businesses (continued)

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sells to Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered share of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per share, thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A. (SAPSA).

Total shares acquired represent 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$ 3.0 million established in the respective option agreement (equivalent to Ps. 9.1 million). Such price was fully paid in by APSA on July 2, 2008, when the respective deed to close between both companies was executed.

The shares acquired on behalf of Shopping Alto Palermo S.A. (SAPSA) were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1.0 million will be returned to APSA on October 2, 2008.

Exercise of option

In August 2007, the Company exercised the option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. The Company paid US$ 0.6 million for the option and is accounted for under non current investments. The purchase is subject to certain approvals by the regulatory authorities which have not been obtained as of the date of these financial statements. Should the approvals be obtained, the Company committed to invest approximately US$ 24.4 million.

Barter transaction agreement

In October 2007, the Company entered into a barter agreement with an unrelated party Condominios del Alto S.A. pursuant to which the Company bartered a plot of land located in Rosario, Province of Santa Fe for future 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total fair value of the transaction is US$ 1.1 million disclosed in the line item “Units under construction” in Note 4.e. Upon signing of the agreement, Condominios del Alto S.A. paid the Company US$ 15,300 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of the Company for US$ 1.1 million; (ii) established a security insurance of which the Company will be assignor of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$ 0.8 million.

Acquisition of Soleil Factory shopping center business

On December 28, 2007, the Company entered into an agreement with INCSA, an unrelated party, for the acquisition of Soleil Factory shopping center business, for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million were paid and recorded as Suppliers advances. The transaction is subject to certain suspensive conditions. Upon fulfilment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million will accrue fixed interest at 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. As part of the same agreement, the Company entered into an offer to acquire, construct and operate a shopping center on land property of INCSA located in San Miguel de Tucuman, Province of Tucuman, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction among other suspensive conditions. The parties determined the value of this transaction to be US$ 1.3 million, of which a de minimis amount was paid in January 2008.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

2.	Preparation of financial statements (continued)

i.	Significant acquisitions, disposals and development of businesses (continued)

Acquisition of plot of land

On June 24, 2008, the Company purchased from Dowler Company S.A., an unrelated party, a plot of land located at Beruti street No. 3351/3359 in the vicinity of the Alto Palermo shopping mall. The purchase price was US$ 17.8 million of which, as of the date of these financial statements, US$ 8.9 million was paid. The unpaid balance will be paid in two annual and consecutive installments of US$ 4.4 million due on February 2009 and 2010. The plot of land was mortgaged in favor of Dowler Company S.A.

j.	Compensation plan for executive management

The Company has a defined contribution plan covering its key managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 1.4 million and Ps. 0.7 million for the years ended June 30, 2008 and June 30, 2007, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

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

The Company primarily derives its revenues from leases and services operations, the sale and development of properties, and consumer financing. See Note 9 for details on the Company’s business segments.

•	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2008, 2007 and 2006, the majority of the tenants were charged with the Percentage Rent.

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

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

The Company also charges its tenants a monthly administration fee relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

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

•	Sales and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

(i)	The sale has been consummated.

(ii)	The Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property.

(iii)	The Company’s receivable is not subject to future subordination.

(iv)	The Company has transferred to the buyer the risk of ownership.

•	Consumer financing

The Company, through its subsidiary Tarshop is engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenue from financing and lending activities are comprised of interest income which is recognized on an accrual basis. For securitization activity see Note 11 for details.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

b.	Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of time deposits with original maturities of less than three months at date of purchase and mutual funds. Mutual funds are considered to be cash equivalents by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice.

c.	Other investments, net

(i)	Current

Current investments include mutual funds, government and mortgage bonds, and time deposits. Mutual funds and government and mortgage bonds are carried at their market value with realized and unrealized gains and losses recorded within “Financial results, net” in the consolidated statement of income. Time deposits are valued at cost plus accrued interest at year-end.

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of Tarshop (See Note 11 for details).

(ii)	Non-current

Undeveloped parcels of land are valued at acquisition cost, restated in accordance with Note 2.d.

Non-current investments also include the non-current portion of the Company’s retained interests in securitized receivables (evidenced as Certificates of Participation or CPs) and trust debt securities (TDFs) pursuant to the securitization programs of credit card and personal loans receivables (See Note 11 for details).

The Company acquired undeveloped properties as land reserves located in strategic areas for the future development of shopping’s centers, residential apartment complex and others.

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

During the years ended June 30, 2002 and 2006, the Company had recognized impairment losses amounting to Ps. 15.9 million and Ps. 0.2 million, respectively. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently partially reversed during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Financial results, net” in the income statement. The balance of allowance for impairment of undeveloped parcels of land amounts to Ps. 0.1 million, Ps. 0.2 million and Ps. 0.2 million for the years ended June 30, 2008, 2007 and 2006, respectively. See Note 3.q. for details on accounting for impairment losses.

d.	Inventory

Properties acquired for purposes of its development and subsequent sale are classified as inventory. Inventory is stated at cost adjusted for inflation as described in Note 2.d less accumulated impairment charges, except in certain circumstances as described further below. The cost of inventory is comprised of all direct contract costs, such as land, materials and construction fees associated with development properties, as well as capitalized financial costs when applicable. No financial costs were capitalized in inventory during the years ended June 30, 2008, 2007 and 2006 since there were no developments during these periods. Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected.

Inventories on which the Company received down payments that fix the sales price and the terms and conditions of the contract provide reasonable assurance the closing of the transaction and realization of the gain are valued at net realizable value. Gains are shown in the line item “Gain from recognition of inventories at net realizable value”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

d.	Inventory (continued)

An impairment charge of Ps. 0.2 million was recognized in 2006 in connection with Torres de Abasto. As permitted by Argentine GAAP, due to increases in fair market values, this impairment charge was subsequently partially reversed during the years ended June 30, 2007 and June 30, 2008. Impairment charges and subsequent reversals are included in the line item “Financial Results, net” in the income statement. The balance of allowance for impairment of inventory amounts to Ps. 0.1 million, Ps. 0.1 million and Ps. 0.2 million for the years ended June 30, 2008, 2007 and 2006, respectively. See Note 3.q. for details on accounting for impairment losses.

Units under construction: The Company has the right to receive units to be constructed with respect to the barter subscribed with Condominios del Alto S.A. on October 11, 2007. This right has been valued in accordance with the accounting measurement criterion of inventories to receive, as above mentioned, and is disclosed in “Inventory”.

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

The Company capitalizes interest and foreign exchange differences on real estate development projects. The Company capitalized interest and exchange differences costs amount to Ps. 10.4 million and Ps. 7.1 million during the years ended June 30, 2008 and 2007, respectively.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

During the years ended June 30, 2002 and 2003, the Company recognized impairment losses amounting to Ps. 44.7 million and Ps. 5.2 million, respectively. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently totally reversed during the years ended June 30, 2003 through June 30, 2007. Impairment charges and subsequent reversals are included in the line item “Financial Results, net” in the income statement.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

e.	Fixed assets, net (continued)

The balance of allowance for impairment of fixed assets amounts to Ps. 2.2 million for the year ended June 30, 2006. See Note 3.q. for details on accounting for impairment losses.

The value of these assets does not exceed its estimated recoverable value as of year-end.

f.	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2008, 2007 and 2006, were Ps. 1.1 million, Ps. 6.3 million and Ps. 2.4 million, respectively. These costs are being amortized on a straight-line basis over 3 years.

g.	Intangible assets, net

Intangible assets are stated at cost, adjusted for inflation (as described in Note 2.d), less accumulated amortization.

(i)	Trademarks

Fees and expenses related to the registration of trademarks are amortized on a straight-line basis over 10 years.

(ii)	Preoperating expenses

Represent primarily expenses incurred relating to pre-opening activities of certain shopping centers. These expenses amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

(iii)	Above and below market leases an In-place leases

See Note 3.i. for details on accounting for these intangibles.

h.	Business combinations

Acquisitions are accounted for under the purchase method of accounting. Under the purchase method of accounting, the Company allocates the purchase price of properties to tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of Technical Resolution No. 18. In making estimates of fair values for the purpose of allocating purchase price, management utilized a number of sources. The Company also considers information about each property obtained as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of tangible and intangible assets acquired. The Company allocates a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally the Company determines the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management’s determination of the relative fair values of the respective in-place lease values. The Company´s estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

h.	Business combinations (continued)

The Company also estimates costs to execute similar leases including leasing commissions, legal expenses and other related costs. Other intangible assets acquired may include tenant relationships which are valued based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with the respective tenant. The Company has not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset.

i.	Negative goodwill, net

Negative goodwill, net represents the net effect of goodwill and negative goodwill arising out of business combinations.

(i)	Negative godwill:

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

(ii)	Goodwill:

Goodwill represents the difference between the purchase price paid and the fair market value of net assets acquired, adjusted for inflation as mentioned in Note 2.d. Goodwill is amortized by the straight-line method over terms ranging from 10 years to 19 years.

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

k.	Income tax (continued)

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

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

o.	Advertising expenses

The Company recognizes expenses advertising and promotion costs as the contracted services are used. Advertising and promotion expenses net of recovery collective promotion fund were approximately Ps. 32.8 million, Ps. 27.8 million and Ps. 16.5 million for the years ended June 30, 2008, 2007, and 2006, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

p.	Deferred debt issuance costs

Deferred debt costs consist of fees and costs incurred to issue the Non-Convertible Notes. These fees and costs are shown as a deduction of the corresponding liability in Note 4.g. These costs and fees are being amortized over the term of the respective Series I and II Non-Convertible Notes, applying the effective interest method. Deferred debt costs, net of accumulated amortization, totaled Ps. 5.8 million for both years ended June 30, 2008 and 2007.

q.	Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when its value in use or its net realizable value, whichever is greater, is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the greater of the value in use or the net realizable value. Value in use is determined by the expected cash flows from the assets discounted at a rate commensurate with the risk involved. Net realizable value is determined by the selling price of the asset less costs to sell.

Under Argentine GAAP, the impairment loss is recorded in the income statement against a liability account. This liability account is a contra account to fixed assets or undeveloped parcels of land or inventories, which means that it is presented on the balance sheet as a direct reduction from the book value of these assets to arrive at the carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the value in use or its net realizable value, whichever is grater. In that event, the new carrying amount of the asset should be the lower of its value in use or its net realizable value, whichever is grater, or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings in the period in which they are incurred.

r.	Vacation expenses

Vacation expenses are fully accrued in the fiscal year the employee renders services to earn such vacation.

s.	Derivative financial instruments

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

Monetary assets and liabilities are stated at their face value plus or minus, as applicable, financial gain or loss.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

u.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables are disclosed by its representative value at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

v.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of related costs, plus accrued interest based on the interest rate estimated at the time of the transaction. In the case, the Company has the intention and ability of selling financial receivables after the year-end, those receivables are valued at their net realizable value. Non-interest bearing receivables and payables are recorded at present value and interest is imputed.

w.	Other receivables and liabilities

Sundry current receivables and payables and the customer advances were valued at their nominal value plus financial charges accrued at each fiscal year end, when applicable.

As established by the regulations of the National Securities Comission, deferred tax assets and liabilities have not been discounted.

x.	Related party balances

Receivables and liabilities with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

y.	Earnings per share

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions

a.	Cash and banks:

	As of June 30,
	2008		2007
Cash in local currency	Ps.	4,506,835	Ps.	2,819,359
Cash in foreign currency (Note 20.f)		590,807		310,513
Bank accounts in local currency		36,092,481		13,382,258
Bank accounts in foreign currency (Note 20.f)		30,526,640		12,268,479
Bank interest-bearing account		17,373		3,049,242

	Ps.	71,734,136	Ps.	31,829,851

b. Other investments, net:

	As of June 30,
	2008		2007
Current
Time deposits in local currency	Ps.	99,857,675	Ps.	5,024,231
Time deposits in foreign currency		33,831,323		—
Mutual funds		61,040,590		448,642,297
Retained interests in securitized receivables (i) (ii)		57,106,123		22,103,730
NOBACS bonds (ii)		—		6,158,500
Mortgage bonds issued by Banco Hipotecario S.A. (ii) (Note 6)		1,027,100		1,661,969
Garantizar S.G.R. (ii).		—		1,380,420
TDFs (ii)		2,243,195		—
U.S. Treasury Bonds (ii)		24,448,106		—
Other government bonds (ii)		21,411,202		437,453
Allowance for impairment of CPs		(11,423,228)		—

	Ps.	289,542,086	Ps.	485,408,600

	As of June 30,
	2008		2007
Non-current
Retained interests in securitized receivables (i)	Ps.	111,674,622	Ps.	55,682,995
Undeveloped parcels of land
-Beruti plot of land		52,029,518		—
-Caballito plot of land (iii)		36,696,254		36,680,754
-Patio Olmos		32,944,213		—
-Torres Rosario		17,093,340		16,110,481
-Air Space Coto		13,143,445		13,143,445
-Other real estate		3,127,767		2,778,468
Share´s purchase advances		1,791,000		1,108,239
Allowance for impairment of CPs.		(576,627)		—

	Ps.	267,923,532	Ps.	125,504,382

(i)	As part of its credit card and personal loans securitization programs, the Company transfers credit card and personal loans receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 11 for details).
(ii)	Not considered as cash equivalents for purposes of the consolidated statements of cash flows.
(iii)	This asset is restricted in relation to certain tax claims.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

c.	Accounts receivable, net:

	As of June 30,
	2008		2007
Current
Consumer financing receivables (Tarshop)	Ps.	116,972,398	Ps.	86,328,982
Checks to be deposited		52,095,039		31,626,070
Leases and services receivable		45,863,026		40,573,299
Debtors under legal proceedings		25,355,915		21,567,616
Pass-through expenses receivable (i)		14,843,010		15,342,081
Notes receivable		6,652,697		2,599,610
Receivables with collection agents (Tarshop)		3,828,878		3,110,102
Mortgages receivable (ii)		494,805		467,108
Receivable from the sale of Alcorta Plaza land		—		6,008,654
Less:
Allowance for doubtful accounts (Note 20.d)		(100,859,181)		(53,414,683)

		Ps.165,246,587	Ps.	154,208,839

Non-current
Consumer financing receivables (Tarshop)	Ps.	9,684,348	Ps.	42,531,777
Notes receivable		2,099,859		940,788
Mortgages receivable (ii)		282,921		413,658
Leases and services receivable		16,832		36,270
Less:
Allowance for doubtful accounts (Note 20.d)		(1,955,543)		(1,954,545)

	Ps.	10,128,417	Ps.	41,967,948

(i)	Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.
(ii)	Mortgages receivable consist of fixed-rate mortgage receivables from several borrowers. As of June 30, 2008 the amount due from the largest individual borrower was Ps. 186,639 at a contractual interest rate of 14% (See Note 19.II.r).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

d.	Other receivables and prepaid expenses, net:

	As of June, 30
	2008	2007
Current
Related parties (Note 6)	Ps.26,627,717	Ps.14,009,249
Guarantee deposits (i)	273,669	306,357
Guarantee deposits re. securitization programs (Note 11)	6,496,791	2,925,726
Prepaid expenses	12,750,422	13,151,447
MPIT	6,010,977	3,734,988
Prepaid services	5,169,379	2,217,059
Loans granted	1,085,330	—
Other tax credits	695,566	1,448,873
Prepaid gross revenue tax	562,018	963,185
Income tax credits, net	1,005,017	212,010
Other prepaid taxes	465,269	445,031
Valued added tax (VAT)	184,136	7,444,500
Recoverable expenses	34,250	—
Gross revenue tax, receivable	542	1,158,026
Receivables for third party services offered in Tarshop stores	1,578,010	966,172
Others	1,120,019	123,015

	Ps.64,059,112	Ps.49,105,638

	As of June, 30
	2008	2007
Non-Current
Guarantee deposits re. securitization programs (Note 11)	Ps.12,931,485	Ps.18,975,778
Guarantee deposits	386,464	503,571
Deferred income tax (Note 14)	14,181,099	10,730,404
Mortgages receivable (ii)	2,208,275	2,208,275
Allowance for doubtful mortgage receivable (Note 20.d)	(2,208,275)	(2,208,275)
MPIT	4,835,544	399,445
Prepaid gross revenue tax	762,974	1,149,495
Value Added Tax (VAT) receivable	28,846,060	352,926
Imputed interest of non-current receivables	(4,482,554)	(213,528)
Others	243,835	232,832

	Ps.57,704,907	Ps.32,130,923

(i)	As of June 30, 2008 and 2007 includes restricted deposits amounting to Ps. 0.2 million and Ps. 0.1 million, respectively, related mainly to labor claims.
(ii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

e.	Inventory, net

	As of June 30,
	2008		2007
Current
Torres de Rosario	Ps.	—	Ps	.6,337,953
Torres de Abasto (i)		325,000		621,628
Resale merchandise		326,968		332,606

	Ps.	651,968	Ps.	7,292,187

Non-current
Units under construction (Note 2.i)		3,379,206		—
Others		8,060		—

	Ps.	3,387,266	Ps.	—

(i)	Net of impairment allowance. See Note 20.d) for details.

f.	Trade accounts payable:

	As of June 30,
	2008		2007
Current
Suppliers (i)	Ps.	191,021,405	Ps.	154,615,086
Accruals		26,070,530		23,399,481
Foreign suppliers		40,716		1,009,975
Others		452,807		464,863

	Ps.	217,585,458	Ps.	179,489,405

Non-current
Suppliers	Ps.	3,240,814	Ps.	—
Foreign suppliers		—		20,804

	Ps.	3,240,814	Ps.	20,804

(i)	As of June 30, 2008 and 2007, includes accounts payable to merchants for credit card operations of Ps. 166.9 million and Ps. 152.1 million, respectively.

g.	Short-term and long-term debt:

Short-term debt consists of the following:

	As of June 30,
	2008	2007
Current
Uncollateralized loans including accrued interest (i)	15,463,481	40,006,259
Collateralized loans including accrued interest (v)	41,393,675	11,019,326
Accrued interest on Notes (ii) (Note 6)	11,368,512	12,896,019
Interest payable to credit card trust	4,125,375	1,108,691
Seller financing for acquisitions including accrued interest (iii)	15,143,025	12,381,279
Mortgage loans (iv)	10,780,688	105,754
Deferred debt costs (Note 3.p)	(1,197,540)	(1,016,499)
Others	8,915,417	2,397,327

	Ps.105,992,633	Ps.78,898,156

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

g.	Short-term and long-term debt (continued)

Long-term debt consists of the following:

	As of June 30,
	2008		2007
Non-current
Convertible Notes (ii)	Ps.	142,864,500	Ps.	146,076,000
Non-Convertible Notes (ii)		511,419,833		525,180,000
Collateralized loans (v)		—		5,597,357
Deferred debt costs (Note 3.p)		(4,604,990)		(4,823,494)
Seller financing for acquisitions including accrued interest (iii) (Note 2.i)		—		6,186,000
Mortgage loans (iv)		12,431,282		—
Others		190,894		536,022

	Ps.	662,301,519	Ps.	678,751,885

(i)	Generally, the Company’s short-term borrowings are in the form of overdraft facilities and/or bank loans with original maturities of less than one year. The weighted average interest rates on short-term debt were 19.33% and 10.1% as of June 30, 2008 and 2007, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes.
(ii)	See Note 15, for details of the issuance of Convertible and Non-Convertible Notes.
(iii)	As of June 30, 2007 and June 30, 2008 includes seller financing for the acquisition of Empalme. This loan accrues 6% nominal annual interest. The principal is payable in four installments of US$ 2.0 million each, due on June, 2007; December, 2007; June, 2008 and December, 2008. On December 11, 2008 the fourth principal installment was paid. Furthermore, as of June 30, 2008 includes seller financing for the acquisition of Mendoza Plaza Shopping S.A.
(iv)	As of June 30, 2008 relates to the debt for the purchase of Beruti plot of land, which is guaranteed by a mortgage over the plot of land. As of June 30, 2007, under current debt, it included a debt from Shopping Neuquén S.A. which was guaranteed by a mortgage over the plot of land.
(v)	As of June 30, 2008, includes (i) a loan from Standard Bank Argentina S.A. for Ps. 7.4 million, which is collateralized by CPs related to the Fideicomisos Financieros Tarjeta Shopping Series XXI, XXIII, XXV, XXVII and XXX for a face value of Ps. 22.0 million; (ii) a loan from Nuevo Banco Industrial de Azul S.A. for Ps. 7.5 million, which is collateralized by CPs related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXXIV and XXXVI for a face value of Ps. 17.3 million; (iii) a loan from Banco CMF S.A. for Ps. 5.3 million, which is collateralized by CPs related to Fideicomisos Financieros Tarjeta Shopping Series XXXIII for a face value of Ps. 4.9 million; (iv) a loan from Banco Comafi S.A. for Ps. 7.0 million, which is collateralized by CPs related to Fideicomisos Financieros Tarjeta Shopping Series XXVIII, XXXI and XXXV for a face value of Ps. 13.4 million; and (v) a loan from Banco Supervielle S.A. for Ps. 14.2 million, which is collateralized by CPs related to Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVII and XXXVIII for a face value of 11.1 million.

h.	Salaries and social security payable:

	As of June 30,
	2008		2007
Provision for vacation and bonuses	Ps.	18,340,332	Ps.	14,820,470
Social security payable		4,670,753		3,534,160
Salaries payable		388,783		643,815
Others		618,434		600,312

	Ps.	24,018,302	Ps.	19,598,757

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

i.	Taxes payable:

	As of June 30,
	2008		2007
Current
Income tax, net	Ps.	35,277,954	Ps.	26,214,599
VAT payable, net		13,578,236		9,465,250
Other tax withholdings		5,430,232		3,918,065
Gross revenue tax payable		1,477,176		2,162,088
Provision for tax on personal assets of shareholders		258,788		274,939
Gross revenue tax withholdings		1,106,924		502,190
Asset tax payable, net		1,152,756		643,533
Gross revenue tax accrued (not claimable)		—		176,714
Tax amnesty plan for gross revenue tax payable		288,077		181,761
Others		2,408,359		1,175,750

	Ps.	60,978,502	Ps.	44,714,889

Non-current
Deferred income tax (Note 14)	Ps.	28,623,728	Ps.	26,177,713
Tax amnesty plan for gross revenue tax payable		1,610,314		1,483,141

	Ps.	30,234,042	Ps.	27,660,854

j.	Customer advances:

	As of June 30,
	2008		2007
Current
Admission rights	Ps.	34,906,442	Ps.	29,939,070
Lease and customer advances (i)		31,595,774		24,605,928
Advance for the sale of Torres Rosario plot of land (ii)		—		2,510,520
Guarantee deposits		1,774,882		1,492,519

	Ps.	68,277,098	Ps.	58,548,037

Non-current
Admission rights	Ps.	48,612,652	Ps.	35,531,056
Lease and customer advances (i)		35,478,919		30,194,393

	Ps.	84,091,571	Ps.	65,725,449

(i)	Lease and customer advances include (a) the current and non-current balances of Ps. 0.3 million and Ps. 3.4 million as of June 30, 2008, respectively, and Ps. 1.2 million and Ps. 3.7 million as of June 30, 2007, respectively, received from Hoyts Cinemas (“Hoyts”) at the time of the construction of the movie theater complexes at the Abasto and Alto Noa shopping centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2008 the six-month LIBOR was 3.1%. Lease advances are settled overtime against lease expense owed by the lessees; (b) Ps. 17.8 million and Ps. 16.9 million, as of June 30, 2008 and 2007, respectively, received from NAI International II, Inc. at the time of the construction of a movie theater complex and a portion of parking facilities in the Cordoba Shopping; and (c) Ps. 3.7 million received from Wal-Mart Argentina S.R.L. to secure a 30-year lease in the Panamerican Mall project which is currently under construction.
(ii)	As of June 30, 2007 corresponded to an advance payment of Euros 600,000 received from Villa Hermosa S.A.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

4.	Breakdown of the main captions (continued)

k.	Other liabilities:

	As of June 30,
	2008		2007
Current
Accrual for Directors’ fees (Note 6)	Ps.	11,047,575	Ps.	10,547,301
Fees advanced to Directors (Note 6)		(1,322,031)		(954,771)
Provision for donations committed (Note 6)		4,655,948		4,363,470
Contributed leasehold improvements (i)		1,015,300		525,525
Derivative financial instruments		4,599,785		—
Withholdings and guarantee deposits		388,221		220,264
Others		151,220		761,399

	Ps.	20,536,018	Ps.	15,463,188

Non-current
Contributed leasehold improvements (i)	Ps.	10,055,089	Ps.	10,421,404
Directors’ guarantee deposits (Note 6)		12,000		12,000
Below market leases		239,627		—
Others		120,574		99

	Ps.	10,427,290	Ps.	10,433,503

(i)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. The Company has recorded the improvements as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2008 and 2007.

l.	Provisions:

	As of June 30,
	2008		2007
Current
Provision for contingencies (i) (Note 20.d)	Ps.	655,537	Ps.	733,400

	Ps.	655,537	Ps.	733,400

Non-current
Provision for contingencies (i) (Note 20.d)	Ps.	7,812,567	Ps.	12,441,286

	Ps.	7,812,567	Ps.	12,441,286

(i)	In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these contingencies.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

5.	Shareholders’ equity

a.	Common stock

As of June 30, 2008, the Company had 782.1 million authorized and outstanding shares of common stock, having a par value of Ps. 0.10 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. During fiscal years 2006 and 2007, certain holders of the Convertible Notes exercised their conversion rights and, as a result, the Company issued 1.5 million and 0.1 million shares of common stock, respectively. During fiscal year 2008 the holders of the Convertible Notes did not exercise their conversion rights and, as a result, the Company did not issue any shares of common stock.

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

In accordance with the Argentine Corporations Law and the Company’s by-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

d.	Reserve for new developments

Pursuant to a resolution of the Inspección General de Justicia, companies should indicate the intended use of the accumulated retained earnings balance of the year. Accordingly, a special reserve labeled as “Reserve for new developments” was created. The accumulated retained earnings balance is transferred to this equity account. This reclassification has no impact on the total shareholders’ equity of the Company.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

			(Expense) income included in the statement of income for the year ended June 30,						Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2008		2007		2006		2008	2007
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables	Ps.	—	Ps.	—	Ps.	—	Ps.1,740,363	Ps.2,849,470
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties		(7,630,342)		(10,024,582)		(15,972,539)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties		—		—		—	(3,356,514)	(1,391,606)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt (i)				—		—	(4,392,706)	(4,356,976)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt (i)				—		—	(96,008,242)	(98,166,444)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses		(635,979)		1,040,186		279,854	—	—
Parque Arauco S.A.	Shareholder	Short-term debt		—		—		—	(2,141,448)	(2,124,029)
Parque Arauco S.A.	Shareholder	Long-term debt		—		—		—	(46,804,107)	(47,856,232)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties		(3,719,883)		(4,887,002)		(7,786,627)	—	—
Other shareholders	Shareholder	Other expenses, net - Tax on personal assets of shareholders		(502,005)		(556,587)		(572,263)	—	—

	SUBSIDIARIES AND EQUITY INVESTEES

E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables		—		—		—	217,315	—
E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Administration fees		2,500		3,000		6,000	—	—
E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Equity loss from related companies		—		(678,569)		(678,881)	—	—
E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Equity Investment		—		—		—	—	—
E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties		7,138		—		—	—	—
Empalme	Subsidiary of Alto Palermo S.A. (APSA) since 12.27.06	Interest income from related parties		—		47,860		—	—	—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Administration fees		45,500		10,500		42,000	—	—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of E-Commerce Latina S.A.	Interest income from related parties		—		61,916		15,185	—	—
Inversora del Puerto S.A.	Subsidiary of Alto Palermo S.A. (APSA)	Related parties results		(14,075)		—		—	—	—

	OTHER RELATED PARTIES

Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables		—		—		—	6,857	2,717
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—	(379,062)	(160,014)
Inversora Bolívar S.A.	Subsidiaries of IRSA Inversiones y Representaciones Sociedad Anónima	Leases		(1,898,035)		(576,987)		(407,533)	—	—
Inversora Bolívar S.A.	Subsidiaries of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and Exchange differences with related parties		23,888		—		—	—	—
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—	4,189,432	1,883,805
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—	(830,151)	(918,967)
Cresud S.A.C.I.F. y A	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses		826,308		1,877,988		607,262	—	—
Nuevas Fronteras S.A	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties		—		—		—	(31,051)	(3,123)
Nuevas Fronteras S.A	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses		—		—		—	—	3,106
Estudio Zang, Bergel y Viñes (legal advisor)	Shareholders of law firm are directors and/or shareholders of the Company	Other current receivables		—		—		—	4,158	—
Estudio Zang, Bergel y Viñes (legal advisor)	Shareholders of law firm are directors and/or shareholders of the Company	Current payable with related parties		—		—		—	(210,961)	(208,530)
Estudio Zang, Bergel y Viñes (legal advisor)	Shareholders of law firm are directors and/or shareholders of the Company	Fees for legal services		(991,192)		(1,586,494)		(724,271)	—	—
Metroshop S.A.	Equity investee of Tarshop	Other current receivables and prepaid expenses		—		—		—	19,027,739	8,320,183
Metroshop S.A.	Equity investee of Tarshop	Current payable with related parties		—		—		—	(4,811,133)	(2,226,369)
Loans to personnel	Employees	Other current receivables and prepaid expenses		—		—		—	1,132,766	768,765
Personnel	Employees	Interest income from related parties		80,335		48,065		—	—	—
Personnel	Employees	Interest and exchange differences with related parties		(2)		(4)		—	—	—
Personnel	Employees	Current payable with related parties		—		—		—	—	(4,609)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Balances and transactions with related parties (continued)

			(Expense) income included in the statement of income for the year ended June 30,			Balance receivable (payable) as of June 30,
Company	Relation	Description of Transaction / caption	2008	2007	2006	2008	2007
Directors	Directors	Short-term debt	—	—	—	(1,384)	(1,373)
Directors	Directors	Long-term debt	—	—	—	(30,250)	(30,930)
Directors	Directors	Interest and exchange differences with related parties	(2,402)	(3,159)	(6,692)	—	—
Directors and management	Directors and management	Other current receivables	—	—	—	21,273	5,450
Directors	Directors	Other current liabilities	—	—	—	(9,725,544)	(9,592,530)
Directors	Directors	Other non current liabilities	—	—	—	(12,000)	(12,000)
Directors	Directors	Directors’ fees	(12,474,512)	(11,751,793)	(8,883,474)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities - Donations payable	—	—	—	(4,655,948)	(4,363,470)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	3,958	3,951
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other expenses, net - Donations	(4,635,000)	(4,363,470)	(2,549,506)	—	—
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	—	1,027,100	1,661,969
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	6,808	102,522
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(29,496)	(55,800)
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	142,580	57,138
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	—	(1,002)	(995)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	—	(21,901)	(22,394)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(1,742)	(2,274)	(3,642)	—	—
Owners Consortium of Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	7,747	1,408
Consultores Assets Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	3,422	3,422
Cactus S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	—	10,223	5,301
Cactus S.A	Subsidiary of Cresud S.A.	Current payable with related parties	—	—	—	—	(64)
Futuros y Opciones.com S.A.	Subsidiary of Cresud S.A.	Other current receivables	—	—	—	3,945	1,059
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	—	(366)
Canteras Natal Crespo	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	—	952
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	108,502	—
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(136,973)	—
Rummaalá S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	—	809	—

(i)	As discussed in Note 15, in August 2002 the Company issued US$ 50 million of Convertible Notes, of which US$ 30 million were purchased by IRSA, the principal shareholder of the Company. In addition, during the years ended June 30, 2004 and 2005 IRSA acquired US$ 1 million and US$ 2 million of Convertible Notes, respectively. Also, during the year ended June 30, 2005 IRSA exercised its conversion rights and converted US$ 1.3 million of Convertible Notes. As a result, at both June 30, 2008 and 2007 IRSA holds US$ 31.7 million of the Company’s Convertible Notes, respectively. For details of the issuance, see Note 15.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Balances and transactions with related parties (continued)

The following is a summary of the expenses and services recovered with related parties:

Company	Relation	Description of transaction	Sale of goods and/or services for the year ended June 30,			Purchase of goods and/or services for the year ended June 30,
			2008	2007	2006	2008	2007	2006
IRSA Inversiones y representaciones Sociedad Anónima	Shareholder	Expenses and Services recovery	4,401,344	3,126,034	1,915,596	5,312,721	1,986,058	696,044
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	—	497	—	—	—	—
Canteras Natal Crespo SA	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	—	2,189	996	—	—	—
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Expenses recovery	2,160	789	4,246	—	—	—
Cactus S.A.	Subsidiary of Cresud S.A.	Expenses recovery	7,135	4,573	250	—	—	—
Consultores Asset Management S.A	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	—	3,860	1,998	—	—	—
Owners Consortium of Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	5,311	1,164	—	—	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses and Services recovery	4,924,283	3,276,365	1,782,707	1,870,340	1,096,466	497,717
E-Commerce Latina S.A.	Subsidiary	Expenses and Services recovery	14,398	36,631	6,000	—	—	—
Empalme S.A.I.C.F.A. Y G.	Subsidiary	Interest	—	47,860	—	—	—	—
Empalme S.A.I.C.F.A. Y G.	Subsidiary	Expenses recovery	—	70,660	—	—	—	—
Inversora Bolivar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	15,313	1,706	874	6,977	—	—

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

6.	Balances and transactions with related parties (continued)

Company	Relation	Description of transaction	Sale of goods and/or services for the year ended June 30,			Purchase of goods and/or services for the year ended June 30,
			2008	2007	2006	2008	2007	2006
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	—	15,567	—	—	—	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Expenses recovery	—	—	578	—	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	35	1,021	—	—	—	—
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses and Services recovery	—	271,208	—	—	—	—
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties	—	201	—	—	—	—
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Expenses and Services recovery	—	418,906	240,721	—	—	—
Loans to personnel	Employees	Interest	56,151	25,281	23,412	—	—	—
Directors	Directors	Expenses recovery	17,207	12,000	4,623	—	—	—

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

7.	Financial results, net

	Years ended June 30,
	2008		2007		2006
Generated by assets:
Impairment losses	Ps.	—	Ps.	—	Ps.	(395,599)
Reversal of impairment losses		38,879		2,273,181		9,894,355
Interest income		30,505,482		14,752,631		6,802,699
Exchange differences and holding losses		4,752,598		(3,787,803)		1,251,757
Interest income from related parties (Note 6)		87,473		157,841		15,185

	Ps.	35,384,432	Ps.	13,395,850		Ps. 17,568,397

Generated by liabilities:
Interest expense	Ps.	(38,611,698)	Ps.	(16,017,576)	Ps.	(7,336,013)
Gain on repurchase of Series II Non-Convertible Notes		879,365		—		—
(Loss) Gain from derivative instruments (Note 12)		(4,100,428)		301,731		—
Exchange differences		4,389,496		(2,229,395)		(1,791,724)
Interest and exchange differences with related parties (Note 6)		(11,329,005)		(14,917,021)		(24,074,526)

	Ps.	(48,772,270)	Ps.	(32,862,261)	Ps.	(33,202,263)

	Ps.	(13,387,838)	Ps.	(1,9466,411)	Ps.	(15,633,866)

8. Other income (expenses), net

	Years ended June 30,
	2008		2007		2006
Donations (Note 6)	Ps.	(4,718,434)	Ps.	(4,444,411)	Ps.	(2,549,506)
Easement income (i)		—		—		2,427,718
Recovery (loss) on fire damages (net of insurance recoveries)		2,646,955		1,773,131		(5,787,577)
Unreimbursed expenses		(42,206)		(298,491)		(1,743,141)
Recovery of other receivable doubtful accounts		2,044,009		—		—
Recovery (charges) for contingencies, net (Note 20.d)		5,459,654		(3,016,544)		(236,945)
Tax on personal assets of shareholders (Note 6)		(502,005)		(556,587)		(572,263)
Gain on cancellation of liabilities		3,014,876		3,126,935		—
Loss from the sale of fixed assets		—		—		(70,512)
Other taxes		—		—		(872,467)
Others		872,155		68,501		(357,075)

	Ps.	8,775,004	Ps.	(3,347,466)	Ps.	(9,761,768)

(i)	As of June 30, 2006, the charge relates to the termination of the easement agreement with Riocruz S.C.S. On February 2, 1999, Mendoza Plaza Shopping had entered into an easement agreement with one anchor tenant, C&A, for an aggregate purchase price of US$ 2.9 million. Easement revenue was amortized to income under the straight-line method over the term of the agreement. In September 2005, Mendoza Plaza Shopping acquired from Riocruz the retail space where the C&A store was located, and consequently, the easement agreement was terminated.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information

General information

The Company is required to disclose segment information in accordance with Technical Resolution No. 18 (“RT 18”) “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company has three reportable segments. These segments are “Leases and Services”, “Consumer Financing” (formerly known as “Credit Card Operations”) and “Others”. Others primarily include sales and development of properties.

A general description of each segment follows:

•	Leases and Services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Consumer Financing

This segment was formerly known as “Credit Card Operations”. The Company modified its name to better reflect the nature of operations included in this segment. However, there was no change in the way the business is managed and reviewed. This segment includes the origination of loans and credit card receivables and related securitization programs.

•	Others

This segment primarily includes the operating results of the Company´s construction and sale of residential properties.

The Company’s primary operations are located in Argentina. All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2008:

	Leases and services		Consumer financing		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2008
Revenues	Ps.	347,252,573	Ps.	291,030,288	Ps.	3,728,636	Ps.	642,011,497	Ps.	(i) (1,857,914)	Ps.	640,153,583
Costs		(98,820,046)		(131,859,373)		(3,579,468)		(234,258,887)		(i) (ii) 2,834,198		(231,424,689)

Gross profit	Ps.	248,432,527	Ps.	159,170,915	Ps.	149,168	Ps.	407,752,610	Ps.	976,284	Ps.	408,728,894

Selling expenses		(24,808,695)		(111,415,038)		(298,247)		(136,521,980)		—		(136,521,980)
Administrative expenses		(40,374,531)		(68,547,801)		(750)		(108,923,082)		—		(108,923,082)
Net income from retained interest in securitized receivables		—		(1,261,126)		—		(1,261,126)		—		(1,261,126)
Gain from recognition of inventories at net realizable value		—		—		185,160		185,160		—		185,160

Operating income (loss)	Ps.	183,249,301	Ps.	(22,053,050)	Ps.	35,331	Ps.	161,231,582	Ps.	976,284	Ps.	162,207,866

Equity loss from related companies		(14,075)		—		—		(14,075)		—		(14,075)
Amortization of goodwill		(1,959,770)		(242,243)		—		(2,202,013)		—		(2,202,013)
Financial results, net		(13,831,774)		1,221,699		198,521		(12,411,554)		(ii) (976,284)		(13,387,838)
Other income, net		4,974,679		3,800,325		—		8,775,004		—		8,775,004

Income before taxes and minority interest	Ps.	172,418,361	Ps.	(17,273,269)	Ps.	233,852	Ps.	155,378,944	Ps.	—	Ps.	155,378,944

Income tax (expense) income		(74,910,356)		(1,521,707)		(81,849)		(76,513,912)		—		(76,513,912)
Minority interest		(2,605,606)		3,710,551		—		1,104,945		—		1,104,945

Net income (loss)	Ps.	94,902,399	Ps.	(15,084,425)	Ps.	152,003	Ps.	79,969,977	Ps.	—	Ps.	79,969,977

Depreciation and amortization		75,125,076		4,059,885		—		79,184,961		—		79,184,961
Acquisitions of fixed assets		251,072,585		6,821,999		—		257,894,584		—		257,894,584
Operating assets		1,530,554,985		113,050,709		819,805		1,644,425,499		—		1,644,425,499
Non operating assets		390,038,242		197,629,157		—		587,667,399		—		587,667,399

Total Assets	Ps.	1,920,593,227	Ps.	310,679,866	Ps.	819,805	Ps.	2,232,092,898	Ps.	—	Ps.	2,232,092,898

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2007:

	Leases and services		Consumer financing		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2007
Revenues	Ps.	271,248,380	Ps.	212,965,332	Ps.	395,507	Ps.	484,609,219	Ps	(i) (1,378,065)	Ps.	483,231,154
Costs		(90,644,235)		(77,417,344)		(1,411,386)		(169,472,965)		(i) (ii) 1,166,397		(168,306,568)

Gross profit (loss)	Ps.	180,604,145	Ps.	135,547,988	Ps.	(1,015,879)	Ps.	315,136,254	Ps.	(211,668)	Ps.	314,924,586

Selling expenses		(20,003,558)		(61,966,341)		(2,342,096)		(84,311,995)		—		(84,311,995)
Administrative expenses		(33,548,025)		(46,234,062)		(378,785)		(80,160,872)		(i) 288,000		(79,872,872)
Net income from retained interest in securitized receivables		—		3,253,789		—		3,253,789		—		3,253,789
Gain from recognition of inventories at net realizable value		—		—		545,400		545,400		—		545,400

Operating income (loss)	Ps.	127,052,562	Ps.	30,601,374	Ps.	(3,191,360)	Ps.	154,462,576	Ps.	76,332	Ps.	154,538,908

Equity loss from related companies		—		—		(678,569)		(678,569)		—		(678,569)
Amortization of goodwill		(4,366,356)		—		—		(4,366,356)		—		(4,366,356)
Financial results, net		(19,458,713)		825,313		(756,679)		(19,390,079)		(ii) (76,332)		(19.466.411)
Other (expenses) income, net		(6,738,157)		3,034,256		356,435		(3,347,466)		—		(3,347,466)

Income before taxes and minority interest	Ps.	96,489,336	Ps.	34,460,943	Ps.	(4,270,173)	Ps.	126,680,106	Ps.	—	Ps.	126,680,106

Income tax expense		(45,243,616)		(15,454,533)		4,445,217		(56,252,932)		—		(56,252,932)
Minority interest		(2,569,327)		(3,801,283)		—		(6,370,610)		—		(6,370,610)

Net income	Ps.	48,676,393	Ps.	15,205,127	Ps.	175,044	Ps.	64,056,564	Ps.	—	Ps.	64,056,564

Depreciation and amortization		71,130,983		2,841,691		634,971		74,607,645		—		74,607,645
Acquisitions of fixed assets		88,375,632		7,380,884		—		95,756,516		—		95,756,516
Operating assets		1,289,959,675		139,656,913		21,189,223		1,450,805,811		—		1,450,805,811
Non operating assets		524,291,349		118,598,921		14,469		642,904,739		—		642,904,739

Total Assets	Ps.	1,814,251,024	Ps.	258,255,834	Ps.	21,203,692	Ps.	2,093,710,550	Ps.	—	Ps.	2,093,710,550

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

9.	Segment information (continued)

As of and for the year ended June 30, 2006:

	Leases and services		Consumer financing		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2006
Revenues	Ps.	215,894,651	Ps.	122,968,616	Ps.	23,384,250	Ps.	362,247,517	Ps	(i) (891,604)	Ps.	361,355,913
Costs		(76,634,274)		(45,532,952)		(18,497,882)		(140,665,108)		(i) (ii) 1,599,732		(139,065,376)

Gross profit	Ps.	139,260,377	Ps.	77,435,664	Ps.	4,886,368	Ps.	221,582,409	Ps.	708,128	Ps.	222,290,537

Selling expenses		(15,296,283)		(30,900,024)		(709,021)		(46,905,328)		—		(46,905,328)
Administrative expenses		(26,415,282)		(26,349,116)		(8,672)		(52,773,070)		—		(52,773,070)
Net income from retained interest in securitized receivables		—		2,625,001		—		2,625,001		—		2,625,001
Gain from recognition of inventories at net realizable value		—		—		3,497,632		3,497,632		—		3,497,632

Operating income	Ps.	97,548,812	Ps.	22,811,525	Ps.	7,666,307	Ps.	128,026,644	Ps.	708,128	Ps.	128,734,772

Equity loss from related companies		—		—		(678,881)		(678,881)		—		(678,881)
Amortization of goodwill		(4,516,101)		(223,574)		—		(4,739,675)		—		(4,739,675)
Financial results, net		(16,477,323)		106,367		1,445,218		(14,925,738)		(ii) (708,128)		(15,633,866)
Other expenses, net		(9,634,483)		(124,863)		(2,422)		(9,761,768)		—		(9,761,768)

Income before taxes and minority interest	Ps.	66,920,905	Ps.	22,569,455	Ps.	8,430,222	Ps.	97,920,582	Ps.	—	Ps.	97,920,582

Income tax expense		(34,284,744)		(8,238,421)		(5,933,972)		(48,457,137)		—		(48,457,137)
Minority interest		(1,873,491)		(2,910,922)		—		(4,784,413)		—		(4,784,413)

Net income	Ps.	30,762,670	Ps.	11,420,112	Ps.	2,496,250	Ps.	44,679,032	Ps.	—	Ps.	44,679,032

Depreciation and amortization		66,692,169		1,881,710		—		68,573,879		—		68,573,879
Acquisitions of fixed assets		26,675,136		3,586,262		—		30,261,398		—		30,261,398
Investment in equity method investee		—		—		129,474		129,474		—		129,474
Operating assets		890,806,541		74,147,989		25,838,333		990,792,863		—		990,792,863
Non operating assets		272,448,684		65,933,904		29,352,085		364,252,625		—		364,252,625

Total Assets	Ps.	1,163,255,225	Ps.	140,081,893	Ps.	55,190,418	Ps.	1,355,045,488	Ps.	—	Ps.	1,355,045,488

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

10.	Additional information on assets and liabilities

The aging of main assets and liabilities as of June 30, 2008 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Investments (1)	Ps.	242,216,193	Ps.	18,917,108	Ps.	13,404,545	Ps.	2,068,447	Ps.	111,097,994	Ps.	11,777,494	Ps.	1,158,299	Ps.	400,640,080
Accounts receivable, net		36,196,770		24,953,430		17,272,296		12,839,567		10,128,417		73,484,524		500,000		175,375,004
Other receivables and prepaid expenses, net		51,542,934		5,117,687		2,643,896		3,729,222		22,997,351		345,145		35,387,784		121,764,019

	Ps.	329,955,897	Ps.	48,988,225	Ps.	33,320,737	Ps.	18,637,236	Ps.	144,223,762	Ps.	85,607,163	Ps.	37,046,083	Ps.	697,779,103

Liabilities
Trade accounts payable	Ps.	155,037,139	Ps.	40,903,769	Ps.	1,360,840	Ps.	1,301,857	Ps.	3,240,814	Ps.	7,666,496	Ps.	11,315,357	Ps.	220,826,272
Customer advances		26,236,059		13,439,268		13,329,024		13,349,904		79,881,735		1,856,933		4,275,746		152,368,669
Short-term and long-term debt		70,371,754		10,606,692		11,149,125		5,538,162		662,301,519		8,236,122		90,778		768,294,152
Related parties		9,785,341		—		—		—		—		—		—		9,785,341
Other liabilities (2)		42,488,053		52,548,694		5,941,288		3,691,424		11,665,401		1,170,093		37,157,305		154,662,258

	Ps.	303,918,346	Ps.	117,498,423	Ps.	31,780,277	Ps.	23,881,347	Ps.	757,089,469	Ps.	18,929,644	Ps.	52,839,186	Ps.	1,305,936,692

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments (1)	Ps.	135,932,195	Ps.	—	Ps.	105,533,697	Ps.	—	Ps.	48,076,194	Ps.	111,097,994	Ps.	400,640,080
Accounts receivable, net		—		—		494,805		282,921		164,751,782		9,845,496		175,375,004
Other receivables and prepaid expenses, net		—		—		—		—		64,059,112		57,704,907		121,764,019

	Ps.	135,932,195	Ps.	—	Ps.	106,028,502	Ps.	282,921	Ps.	276,887,088	Ps.	178,648,397	Ps.	697,779,103

Liabilities
Trade accounts payable	Ps.	—	Ps.	—	Ps.	40,716	Ps.	—	Ps.	217,544,742	Ps.	3,240,814	Ps.	220,826,272
Customer advances		—		3,443,187		300,000		—		67,977,098		80,648,384		152,368,669
Short-term and long-term debt		48,935,933		666,715,615		24,146,759		—		32,909,941		(4,414,096)		768,294,152
Related parties		—		—		—		—		9,785,341		—		9,785,341
Other liabilities (2)		288,077		1,610,314		—		—		105,900,282		46,863,585		154,662,258

	Ps.	49,224,010	Ps.	671,769,116	Ps.	24,487,475	Ps.	—	Ps.	434,117,404	Ps.	126,338,687	Ps.	1,305,936,692

(1)	Represents time deposits, mutual funds, government bonds, U.S. Treasury Bonds, mortgage bonds, TDFs and retained interests in securitized receivables.
(2)	Represents salaries and social security payable, taxes payable, dividends payable, other liabilities and provisions.

11.	Tarshop credit card and personal loans receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card and personal loans receivable balances to master trusts that issue certificates to public and private investors.

Under the securitization programs, the trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card and personal loans receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card and personal loans receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At the time of the securitization, Tarshop transfers credit card and personal loans receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses, net” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts and classified as “Other investments, net” in the accompanying consolidated balance sheets. Gain or losses on CPs are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying statements of income. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card and personal loans receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying statements of income. Expenses related to the securitization of receivables are expensed as incurred.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

11.	Tarshop credit card and personal loans receivables securitization (continued)

As of June 30, 2008 the Company has thirty one securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps. 1,440 million of its customer credit card and personal loans receivable balances to Trusts in exchange for Ps. 1,231.4 million in cash proceeds, Ps. 74.4 million variable rate interest TDFs, and Ps. 134.3 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 1,231.5 million TDFs which pay the variable interest rate published by Argentine Central Bank, known as “BADLAR” plus a spread between 2% and 4% for TDFs “A” and between 4% and 6% for TDFs “B”, with a floor in the range of 11.5% to 17% for TDFs “A” and 12.5% to 18% for TDFs “B”, a cap between 19% and 25% for TDFs “A” and from 19% to 26% for TDFs “B”. Additionally, one of the Trusts issued TDFs A at a fixed interest rate of 11.5%. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts have established cash reserves for losses amounting to Ps. 19.4 million.

12.	Derivative financial instruments

According to the Company’s risk management strategy, the Company entered into certain derivative transactions to minimize financial costs. The Company did not apply hedge accounting for these transactions. The Company did not enter into derivative financial instruments for trading or speculative purposes.

Liabilities originated from Derivative financial instruments relate to foreign-currency forward contracts, as follows:

Forwards contracts	Bank	Amount	Maturity	Loss

Open transactions

Purchase of US$	Citibank	2,000,000	10.31.08	Ps.	(325,196)
Purchase of US$	Citibank	7,000,000	01.30.09		(1,019,699)
Purchase of US$	Itau	9,000,000	01.30.09		(1,368,898)
Purchase of US$	Santander	2,000,000	07.31.08		(350,000)
Purchase of US$	Santander	4,000,000	10.31.08		(656,393)
Purchase of US$	Santander	6,000,000	01.30.09		(879,599)

				Ps.	(4,599,785)

Closed transactions				Ps.	499,357

Loss from derivative instruments (Note 7)				Ps.	(4,100,428)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

13.	Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2008		2007		2006
Numerator:
Net income available to common shareholders	Ps.	79,969,977	Ps.	64,056,564	Ps.	44,679,032
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		14,566,039		14,586,496		14,360,936
Foreign currency exchange loss (gain) on convertible debt		(3,211,654)		330,596		9,408,565
Income tax effects		(3,974,035)		(5,220,982)		(8,319,325)

Net income available to common shareholders plus assumed conversions	Ps.	87,350,327	Ps.	73,752,674	Ps.	60,129,208

	Year ended June 30,
	2008		2007		2006
Denominator:
Weighted-average number of shares outstanding	Ps.	782,064,214	Ps.	782,056,978	Ps.	780,432,065
Plus: incremental shares of assumed conversions:
Convertible Notes		1,460,759,999		1,457,454,043		1,363,565,610

Adjusted weighted-average number of shares	Ps.	2,242,824,213	Ps.	2,239,511,021	Ps.	2,143,997,675

Basic and diluted EPS:
Basic net income per common share	Ps.	0.10	Ps.	0.08	Ps.	0.06
Diluted net income per common share	Ps.	0.04	Ps.	0.03	Ps.	0.03

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

14.	Income taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2008, 2007 and 2006 consisted of the following:

	2008		2007		2006
Current income tax expense	Ps.	78,393,473	Ps.	60,845,043	Ps.	41,564,638
Deferred income tax expense (benefit)		(1,879,561)		(4,592,111)		6,892,499

Income tax expense	Ps.	76,513,912	Ps.	56,252,932	Ps.	48,457,137

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2008 and 2007 are presented below:

	Balances as of June 30, 2007		Changes for the year (ii)		Balances as of June 30, 2008
Deferred tax assets (liabilities):
Accounts receivable	Ps.	9,758,353	Ps.	(1,337,585)	Ps.	8,420,768
Other receivables and prepaid expenses		1,123,718		(1,335,286)		(211,568)
Inventory		(2,200,251)		1,266,983		(933,268)
Investments		(3,095,577)		(3,261,380)		(6,356,957)
Fixed assets		(26,045,258)		869,032		(25,176,226)
Intangible assets		(146,654)		146,225		(429)
Salaries and social security payable		217,930		734,582		952,512
Short-term and long-term debt		(2,043,997)		(46,184)		(2,090,181)
Trade accounts payable		140,000		2,917,579		3,057,579
Other liabilities		2,338,472		(68,351)		2,270,121
Provisions		2,104,644		561,561		2,666,205
Tax loss carryforwards (i)		4,099,879		(662,396)		3,437,483
Valuation allowance		(1,698,568)		1,219,900		(478,668)

Net deferred income tax liability	Ps.	(15,447,309)	Ps.	1,004,680	Ps.	(14,442,629)

(i)	As of June 30, 2008 and 2007 the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 9.8 million and Ps. 11.7 million, respectively, which expire at various dates through 2013.
(ii)	Includes the effect of deferred taxes of the acquisition of Mendoza Plaza Shopping minority interest, which do not impact earnings of the year.

Income tax expense for the years ended June 30, 2008, 2007 and 2006 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2008		2007		2006
Income tax expense at statutory tax rate on pretax income	Ps.	54,382,632	Ps.	44,338,036	Ps.	34,272,204
Non-deductible expenses		8,339,248		5,438,821		2,192,646
Loss on equity investees		4,926		236,305		237,608
Change in valuation allowance		222,008		(3,566,244)		(1,390,120)
Inflation adjustment		11,437,730		9,092,978		12,338,654
Others, net		2,127,368		713,036		806,145

Income tax expense	Ps.	76,513,912	Ps.	56,252,932	Ps.	48,457,137

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

15.	Issuance of Convertible and Non-Convertible Notes

In May 2007, the Company issued an aggregate amount of US$ 170.0 million of non-convertible notes (the Non-Convertible Notes) under the Global Program for up to US$ 200 million authorized by the CNV on April 19, 2007. The Non-Convertible Notes were issued at par in two series. Out of the total amount, US$ 120.0 million were issued as Series I of Non-Convertible Notes due May 11, 2017 (“Series I”) and Ps. 154.0 million (equivalent to US$ 50.0 million) were issued as Series II of Non-Convertible Notes due June 11, 2012 (“Series II”). Series I bear interest at a fixed rate of 7.875% per annum and Series II bear interest at a fixed rate of 11.0% per annum. Series I pay interest in cash semi-annually in arrears on May 11 and November 11 of each year, beginning on November 11, 2007. On May 11, 2008 the second interest installment was paid by an amount of US$ 4.7 million. Series II pay interest in cash semi-annually in arrears on June 11 and December 11 of each year, beginning on December 11, 2007. On June 11, 2008 the second interest installment was paid by an amount of Ps. 8.5 million. Principal on the Series I is fully paid at maturity while principal on the Series II is paid semi-annually in seven equal and consecutive installments beginning on June 11, 2009.

During the year ended June 30, 2008, the Company repurchased 1,818,000 Series II Notes for US$ 1.5 million. This transaction resulted in a gain of Ps. 0.9 million, disclosed in the line item “Gain on repurchase of Series II Notes” in Financial results, net.

On July 19, 2002, the Company issued an aggregate amount of US$ 50 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The issuance was approved by the meeting of shareholders on December 4, 2001 and subsequently by the CNV on March 15, 2002. The issuance was authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. Proceeds from the issuance were used to repay certain short-term debt aggregating Ps. 27.3 million and the redemption of previously issued Senior Notes for a principal amount of Ps. 52.8 million. The Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly, the old instrument was not derecognized. The outstanding balance was classified as non-current in these consolidated financial statements.

During fiscal years 2007 and 2006, holders of approximately US$ 0.01 million and US$ 0.05 million Convertible Notes exercised their conversion rights and, as a result, the Company issued 101,580 and 1,539,000 common shares, respectively. During fiscal year 2008 the holders of the Convertible Notes didn’t exercised their conversion rights and, as a result, the company didn’t issue any shares of common stock. As of June 30, 2008 holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$ 2.8 million. As of June 30, 2008 the outstanding balance of Convertible Notes amounted to US$ 47.2 million. Subsequent to year end, on July 21, 2008 the twelfth interest installment was cancelled by an amount of US$ 2.3 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

16.	Damages in Alto Avellaneda

On March 5, 2006, one of the shopping centers of the Company, Alto Avellaneda Shopping Mall was affected by a fire caused by an electrical failure in one of the stores. The fire produced no injuries to persons, or casualties, but caused significant damages to the property. The total area damaged by the fire represented 36 stores or 15.7% of the square meters built. The area was reopened for normal business between June and August 2006. The Company carries insurance coverage which covers fire damage. Days after June 30, 2007 part of the liquidation process related with the reconstruction work has been finished. As of the issuance date of these financial statements, the insurance liquidation process related with the insurance coverage previously mentioned has been finished. The final indemnification amount obtained and collected corresponding to this item amounts, as of the date of these financial statements, to Ps. 10.5 million.

17.	Financing and Occupation Agreement with Nai Internacional II, Inc.

As discussed in Note 2.i, the Company acquired Empalme in December, 2006. Prior to the Company’s acquisition, back in August 1996, Empalme had entered into a Financing and Occupancy Agreement with NAI INTERNACIONAL II, INC. (“NAI”) (the “NAI Agreement”) pursuant to which NAI financed the construction of a movie theatre complex and a portion of parking facilities in the Cordoba Shopping for up to US$ 8.2 million. The financing accrued interest at LIBOR plus 1.5%. As part of the NAI Agreement, NAI had the right to occupy a portion of the building for a period of 10 years as from the commencement of NAI operations in October 1997, renewable for four additional periods of 5 years each. Interest payments under the NAI Agreement were to be offset against the lease payments to be received from NAI. The NAI Agreement originally established that in the event that any outstanding loan balance remained unpaid after the total lease period (together with renewals and extensions), the NAI Agreement would be further extended for the lower of a 10-year period or the period necessary to settle the loan. Any unpaid outstanding balance after that extension was to be forgiven by NAI. In July 2002, following the Argentine crisis, the NAI Agreement was amended to, among other matters, (i) pesify the payments, (ii) establish a CER-adjustment indexing clause, and (iii) impose restrictions to Empalme and/or third parties on the use of the space occupied by NAI.

Principal owed as of June 30, 2008 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances—Lease and pass-through expenses advances for Ps. 17,8 million.

18.	Subsequent events

Fideicomisos Financieros Tarjeta Shopping

On July 2, 2008 and August 15, 2008, Fideicomisos Financieros Tarjeta Shopping Series XLIV and XLV, respectively, were placed.

Until the end of fiscal year 2007, Fideicomisos Financieros Tarjeta Shopping, under the non revolving form, were authorized to deduct from their income all amounts that were to be assigned as distribution of income. On August 1, 2008, the Official Bulleting published Decree No. 1207/2008 that nullifies the previously mentioned tax benefit. As of the issuance date of the financial statements of Fideicomisos Financieros Tarjeta Shopping, the trustee (Banco de Valores S.A.) was analyzing the impact of such provision on the equity and cash flows. Financial Statements of Fideicomisos Financieros Tarjeta Shopping as of June 30, 2008, do not recognize the accounting effect of applying the previously mentioned amendments. However, Tarshop S.A. has considered such effect upon determining the recoverable values of its holding over Certificates of Participation.

Barter transaction with Cyrsa S.A.

On July 21, 2008, the Company entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) pursuant to which the Company, subject to certain closing conditions, would surrender to Cyrsa its right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$ 5.9 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

18.	Subsequent events (continued)

Purchase of Anchorena building

On August 7, 2008, the Company subscribed a preliminary purchase contract by which it acquired the functional units numbers one and two, covering a total surface area of 2,875,9 sq., located in Dr. Tomás Manuel de Anchorena street, numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 2.0 million to be paid as follows: i) US$ 1.0 million were paid on account of the price at the time of signing the preliminary purchase contract; ii) US$ 0.5 million will be paid on January 15, 2009; and iii) US$ 0.5 million will be paid on March 15, 2009 at the time of taking possession and signing the final transfer deed document.

On August 7, 2008, the Company subscribed a preliminary sales contract by which it acquired the functional unit number three covering a surface area of 988 sq. located in Dr. Tomás Manuel de Anchorena street numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total price agreed is US$ 1.3 million payable as follows: i) US$ 0.3 million on account of the price paid at the time of the signature of the preliminary sales contract; ii) US$ 0.5 million to be paid on January 15, 2009; and iii) US$ 0.5 million will be paid on March 15, 2009 at the time of taking possession and signing the final transfer deed document.

Meeting of Shareholders held on October 31, 2008

On October 31, 2008 the Annual Meeting of Shareholders by majority resolved the following items:

•	Approval of the financial statements for the fiscal year ended June 30, 2008.

•	Appropriation of a cash dividend of Ps. 60,237,864 prior to deducting 5% from the results for legal reserve.

Repurchase of our Notes

As subsequent event, the Company repurchased Series II Non-Convertible Notes for a face value of US$ 3.0 million. Such repurchase generated an income of Ps. 2.5 million. Series II Non-Convertible Notes repurchased amount to US$ 4.8 million.

On November 25, 2008, the Company reported the repurchase of Series I Non-Convertible Notes for a face value of US$ 5.0 million for an average weighted price of US$ 0.3978438 per Note and for a total amount of US$ 2.0 million.

IRSA’s and Cresud’s purchase of our Notes

On November 25, 2008, Cresud S.A.C.I.F. y A. reported that, as of that date, acquired the Company’s Series I Non-Convertible Notes for a face value of US$ 5.0 million for an average weighted price of US$ 0.4185 per Note and for a total amount of US$ 2.1 million. As of the same date, IRSA acquired the Company’s Series I Non-Convertible Notes for a face value of US$ 8.0 million, for an average weighted price of US$ 0.39820 per Note and for a total amount of US$ 3.2 million.

Capital increase and loans in Tarshop S.A.

As a consequence of the international financial context, a high volatility in interest rates and increases in the so-called systemic default has been noted, both having caused a negative impact on the performance and financing of the consumption financing business. The highest default levels provoked an increase in the subordination of financial trusts that, added to the modification of their tax treatment, to the higher interest rate for risk increasing and to certain deceleration of private consumption, generated the need to review the general and specific economic prospects of Tarshop S.A. activities.

To face the increasing volatility of the international financing market and to provide Tarshop S.A. with a capital base in line with the current market conditions, in September 2008 APSA decided to participate in a capital increase of Tarshop S.A. for up to Ps. 60 million by increasing the Tarshop S.A. shareholding from 80% to 93.4%.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

18.	Subsequent events (continued)

Several measures were implemented since then to complement the financial support via the direct advising from APSA’s management to Tarshop S.A. aiming at improving the performance of the latter by lightening the point of sale structure that would lead to 17% decrease of the payroll, the reduction of 13 point of sales and centralized areas leased by 10% of the total. The streamlining of resources included areas such as consulting services.

In line with the commercial actions other measures have been implemented, such as:

(i)	Structure redesigning of distribution channels.

(ii)	Changes in cash loans and financing plans at stores.

(iii)	Renegotiation of terms and conditions with member stores.

Subsequent to June 30, 2008 within the changing general environment and following the strategic plan implemented and carried out by APSA, loans were given to Tarshop S.A. in a total of Ps. 86 million with the purpose of improving its financial position taking into account that Tarshop S.A. develops trust activities and that such segment is undergoing quite a particular moment. The Company is currently evaluating the convenience of capitalizing such loans.

Irrevocable contributions to PAMSA

As subsequent event, APSA and CCP made irrevocable contributions to PAMSA for Ps. 90.9 million and Ps. 19.7 million, respectively. The project contemplates the construction of a commercial center, a hypermarket, a multiplex cinema and an office and/or apartment building and represents one of the most important ventures to be started by the Company.

Barter transaction with Condominios del Alto S.A.

On November 27, 2008, the Company entered into a barter agreement with an unrelated party Condominios del Alto S.A. pursuant to which the Company bartered a plot of land located in Rosario, Province of Santa Fe for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million. As part of the agreement, Condominios del Alto S.A. will pay the Company US$ 34,125 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of the Company for US$ 2.3 million; (ii) established a security insurance of which the Company will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$ 1.0 million.

Financial and capital markets situation

During the recent months, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock market rates showed a significant decline worldwide together with an evident economic slowdown. Although the majority of the countries took immediate action on the matter, the future prospects of the international markets is uncertain, as well as its direct effects on the market value of major financial assets, particularly equity and debt instruments.

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates. As of the date of these financial statements, these effects persist. Management is closely evaluating and monitoring the effects of the current liquidity crisis and will take all corrective actions as necessary.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

18.	Subsequent events (continued)

In addition, the Company has experienced declines in its stock price during the three months ended September 30, 2008 as compared to the prior quarter. Management believes that this decline is reflective of the current macro-economic state of the economy and is not related to the operating performance of the Company. The stability of the Company’s shopping center tenants (measured by the levels of occupancy as well as the delinquency or uncollectibility rates) as well as the market value of the Company’s properties has not been significantly affected by the current credit crisis as of the date of these financial statements. The Company notes that the stock price has declined due to reasons unrelated to the Company’s business fundamentals. As of the date of these financial statements, management believes that this decline is temporary.

The Company’s business segment affected by the current credit crisis is Consumer Financing. This segment includes the origination of consumer loans and credit card receivables and securitization activities.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the current credit crisis and other conditions, some customers experienced delays in payments and also uncollectibility rates increased during the year ended June 30, 2008. Moreover, delinquency and uncollectibility rates further increased as of September 30, 2008 and thereafter. The Company evaluated all available evidence and increased the level of the allowance for doubtful accounts which amounts to Ps. 66.5 million as of June 30, 2008. The allowance for doubtful accounts was increased to Ps. 83.7 million as of September 30, 2008. The Company is closely monitoring the delays, delinquency and uncollectibility rates.

Tarshop’s generated a net loss of Ps. 18.6 million for the year ended June 30, 2008. For the three months ended September 30, 2008, Tarshop generated an additional net loss of Ps. 57.1 million. As discussed before, the Company contributed Ps. 60.0 million and increased its interest from 80% to 93.4% as of November 30, 2008. The Company has committed to support Tarshop financially under a credit line up to a maximum amount of Ps. 120.0 million, including a loan of Ps. 86 million already contributed. The Company is currently evaluating the appropriateness of capitalizing such loans.

The Company has taken several actions to enhance Tarshop’s capital base from streamlining operations to closing redundant stores to revising and making credit criteria more stringent. The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2008, the Company’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 156.8 million and Ps. 19.4 million escrow reserves for losses. As of September 30, 2008, the Company’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps. 161.2 million and Ps. 17.9 million escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2008, the Company has recorded an other-than-temporary impairment charge of Ps. 12.0 million to the retained interests to reflect current fair value. For the three months ended September 30, 2008, no additional impairment charge related to the retained interests in securitized receivables was necessary.

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

Since Argentine GAAP required companies to discontinue inflation adjustments only as from October 1, 2003, the application of CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure has not had a material effect on the consolidated financial statements.

In addition, in accordance with the CNV regulations, deferred income taxes have been accounted for on an undiscounted basis. The CNV resolution represented a departure from Argentine GAAP. Such departure did not have a significant impact on these consolidated financial statements. However, as previously discussed in Note 2.e., the CPCECABA issued revised accounting standards. One of these standards required companies to account for deferred income taxes on an undiscounted basis, thus aligning the accounting to that of the CNV. Since the CNV adopted the CPCECABA standards effective for the Company for the fiscal year ended June 30, 2007, there was no longer a difference on this subject between Argentine GAAP and the CNV regulations.

I.	Differences in measurement methods

The following reconciliation to US GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

	Year ended June 30,
	2008		2007		2006
Reconciliation of net income:
Net income as reported under Argentine GAAP	Ps.	79,969,977	Ps.	64,056,564	Ps.	44,679,032
US GAAP adjustments:
- Pre-operating expenses
Original value (Note 19.I.b)		—		—		93,649
Amortization (Note 19.I.b)		491,899		1,454,578		1,018,954
- Software developed or obtained for internal use (Note 19.I.c)		60,070		5,477		(100,831)
- Purchase accounting amortization and depreciation expenses (Note 19.I.e)		1,906,445		4,401,825		4,269,276
- Accounting for increasing rate debt (Note 19.I.f)		—		203,482		(9,510)
- Recognition of inventories at cost and gain on transaction not consummated (Note 19.I.g)		2,510,520		987,112		(3,497,632)
- Securitization accounting (Note 19.I.h)		8,990,599		581,731		(8,338,782)
- Loss (gain) on available-for-sale securities (Note 19.I.i)		6,190,981		(3,661,442)		(48,034)
- Debtor’s accounting for a modification of convertible debt instruments (Note 19.I.j)		(351,009)		(354,765)		(46,056)
- Amortization of fees related to the Senior Notes (Note 19.I.k)		209,355		—		—
- Present-value accounting (Note 19.I.l)		4,174,764		246,290		5,656
- Reversal of previously recognized impairment losses (Note 19.I.m)		3,231,710		2,683,426		(5,157,096)
- Reversal of capitalized financial costs (Note 19.I.n)		5,786,113		(431,616)		—
- Accounting for real estate barter transactions (Note 19.I.o)		(150,355)		—		—
- Deferred revenues - insurance & fees (Note 19.I.p and Note 19.I.q)		(17,121,449)		(5,330,042)		(8,219,285)
- Revenue recognition – deferred commissions (Note 19.I.p. and Note 19.I.r)		(3,324,096)		(2,131,670)		—
- Revenue recognition – scheduled rent increases (Note 19.I.p. and Note 19.I.s)		2,564,126		2,765,979		—
- Deferred income tax (Note 19.I.t)		17,559,606		9,394,102		20,221,740
- Minority interest (Note 19.I.u)		(3,226,384)		871,027		2,136,735

- Net income under US GAAP	Ps.	109,472,872	Ps.	75,742,058	Ps.	47,007,816

Earnings per share under US GAAP (Note 19.II.i):
Basic net income per common share	Ps.	0.14	Ps.	0.10	Ps.	0.06
Diluted net income per common share	Ps.	0.05	Ps.	0.04	Ps.	0.03

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in m’easurement methods (continued)

	As of June 30,
	2008		2007
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	Ps.	848,155,811	Ps.	823,907,227
US GAAP adjustments:
- Appraisal revaluation of fixed assets (Note 19.I.a)		(3,952,571)		(3,952,571)
- Pre-operating expenses
Original value (Note 19.I.b)		(9,488,442)		(9,488,442)
Accumulated amortization (Note 19.I.b)		7,484,631		6,992,732
- Software developed or obtained for internal use (Note 19.I.c)		(112,969)		(173,039)
- Differences in basis relating to purchase accounting
Original value (Note 19.I.d)		23,856,024		23,856,024
Purchase accounting - Amortization and depreciation expenses (Note 19.I.e)		20,046,078		18,139,633
- Recognition of inventories at cost and gain on transaction not consummated (Note 19.I.g)		—		(2,510,520)
- Securitization accounting (Note 19.I.h)		—		2,635,248
- Debtor’s accounting for a modification of convertible debt instruments (Note 19.I.j)		2,127,597		2,478,606
- Amortization of fees related to the Senior Notes (Note 19.I.k)		209,355		—
- Present-value accounting (Note 19.I.l)		4,482,554		307,790
- Reversal of previously recognized impairment losses (Note 19.I.m)		(50,293,276)		(53,524,986)
- Reversal of capitalized financial costs (Note 19 I.n)		5,354,497		(431,616)
- Accounting for real estate barter transactions (Note 19.I.o)		(150,355)		—
- Deferred revenues—insurance & fees (Note 19.I.p. and Note 19.I.q)		(32,150,482)		(15,029,033)
- Revenue recognition – deferred commissions (Note 19.I.p. and Note 19.I.r)		(17,891,165)		(14,567,069)
- Revenue recognition – scheduled rent increases (Note 19.I.p. and Note 19.I.s)		6,847,149		4,283,023
- Deferred income tax (Note 19.I.t)		(96,686,766)		(120,482,261)
- Minority interest (Note 19.I.u)		4,099,275		5,633,714

- Shareholders’ equity under US GAAP	Ps.	711,936,945	Ps.	668,074,460

Description of changes in shareholders’ equity under US GAAP:

	Year ended June 30,
	2008		2007

- Shareholders’ equity as of the beginning of the year	Ps.	668,074,460	Ps.	643,847,032
- Cash dividends		(55,721,393)		(47,000,000)
- Conversion of debt into common stock		—		10,158
- Additional Paid in Capital		—		—
- Other comprehensive income (Note 19.II.o)		(9,888,994)		3,289,528
- Cumulative effect of initial application of SAB 108 (Note 19.I.p)		—		(7,814,316)
- Net income under US GAAP		109,472,872		75,742,058

- Shareholders’ equity as of the end of the year	Ps.	711,936,945	Ps.	668,074,460

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods (continued)

a)	Appraisal revaluation of fixed assets

As discussed in Note 3.e., under Argentine GAAP, the Company recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore this reserve has been reversed.

b)	Pre-operating expenses

Under Argentine GAAP, during the years ended June 30, 2006 and 2007, the Company capitalized certain costs related to pre-opening activities of the Company’s shopping centers. These costs are generally amortized under the straight-line method over 3 years. Under US GAAP, these costs were expensed as incurred.

c)	Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalized certain costs related to software developed or obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1).

The US GAAP adjustment for the years 2006, 2007 and 2008 represents the net effect of (i) expense such costs and (ii) reversal of depreciation charges previously capitalized costs under Argentine GAAP and expensed under US GAAP.

d)	Differences in basis relating to purchase accounting

This reconciling item of PS. 23.9 million relates to various adjustments related to purchase accounting for business combinations which occurred prior to 2005, resulting in a difference between the amount of goodwill recorded under Argentine GAAP and US GAAP.

In addition, as discussed in Note 3.h., under Argentine GAAP, the Company followed the guidance in RT No. 18 in accounting for the acquisition of business combinations. The purchase price was allocated based on the relative fair value of each component. A portion of the purchase price was allocated to tangible assets considering the value of the property as if it were vacant. In addition, a portion of the purchase price was allocated to below-market leases and in-place leases. No customer relationships were identified as part of the in-place leases. The sum of the individual fair values of the identifiable tangible and intangible assets exceeded the purchase price paid. Under Argentine GAAP, the amount of negative goodwill was fully allocated to reduce the value of intangible assets acquired to zero. The remaining amount of negative goodwill is amortized under the straight-line method over a seventeen year term. Under US GAAP, upon acquisitions of real estate, the Company also assesses the fair value of acquired assets and acquired liabilities in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, and allocates purchase price based on these assessments. There is no difference between US GAAP and Argentine GAAP in the purchase price allocation process. However, under US GAAP, when negative goodwill exists, eligible assets (tangible and intangible) are subject to pro rata reduction. Accordingly, under US GAAP, a liability for below-market leases and intangible assets for in-place leases amounting to Ps. 2.4 million and Ps. 7.3 million, respectively, were recognized. The fair value of below market leases is recorded as deferred income and amortized as additional lease revenue over the remaining contractual lease period and any renewal option periods included in the valuation analysis. Intangible assets associated with at-market in-place leases are amortized as additional expense over the remaining contractual lease term. There is no US GAAP adjustment to equity for this item. The US GAAP adjustment to net income as described in Note 19.I.e. represents the net effect of (i) reversing the amortization of the negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on fixed assets under US GAAP and (iii) amortization charges for intangible assets recognized under US GAAP.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods (continued)

d)	Differences in basis relating to purchase accounting (continued)

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows (in millions):

Working capital deficiency	Ps.	1.2
Fixed assets		4.4
Below market leases		(0.3)
In-place leases		1.3
Deferred income tax		2.5

Fair value of net assets acquired	Ps.	9.1

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

As further discussed above, due to certain differences in purchase accounting for acquisitions prior to 2005, goodwill under Argentine GAAP differed from goodwill under US GAAP. In addition, amortization of goodwill under US GAAP ceased effective June 30, 2002. Total goodwill under US GAAP as of adoption of SFAS 142 was Ps. 39.8 million.

Subsequent acquisitions through June 30, 2008 did not generate additional goodwill under either Argentine GAAP or US GAAP. As such, goodwill as of June 30, 2008 was Ps. 39.8 million.

In accordance with the requirements of SFAS 142, the Company does not amortize goodwill. SFAS 142 requires the Company to periodically test for goodwill impairment, at least annually, or sooner if evidence of possible impairment arises. The Company performs its annual impairment testing as of June 30, using a two-step process that begins with an estimation of the fair values of the reporting units that have goodwill.

Step 1 of impairment testing consists of determining and comparing the fair value of a reporting unit to the carrying value of the reporting unit. If step 1 is failed for a reporting unit, indicating a potential impairment, the Company is required to complete step 2, which is a more detailed test to calculate the implied fair value of goodwill, and compare that value to the carrying value of the goodwill. If the carrying value of goodwill exceeds its implied fair value, an impairment loss is required to be recorded.

The Company performed step 1 impairment tests of recorded goodwill as of June 30, 2008 amounting to Ps. 39.8 million. The step 1 tests indicated that the fair values of the reporting units, calculated primarily using discounted expected future cash flows, exceeded their carrying values as of the test dates. Accordingly, step 2 of the impairment tests was not required to be performed for those reporting units, and no impairment charges were necessary.

In addition, the broader stock market has experienced significant price and volume fluctuations in recent months. This volatility has affected the market price of the Company’s securities for reasons unrelated to its operating performance. The Company believes that the fact that its market capitalization is trading below book value is not indicative of its operating performance and is not related to its business fundamentals. Moreover, since step 1 of the goodwill impairment test performed as of June 30, 2008 resulted in the fair value of the reporting units being higher for a large percentage than

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods (continued)

the respective carrying values, the Company believes an interim impairment testing of goodwill is not necessary. The stability of the Company’s shopping center tenants (measured by the levels of occupancy as well as the delinquency or uncollectibility rates) as well as the market value of the Company’s properties has not been significantly affected by the current credit crisis as of the date of these financial statements.

The Company continues to monitor current market conditions, which may trigger interim impairment testing analysis at any given point in time.

e)	Purchase accounting - Amortization and depreciation expenses

This reconciling item includes adjustments related to purchase accounting for business combinations which occurred prior to 2005, resulting in a difference between the amount of goodwill recorded under Argentine GAAP and US GAAP. The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP of Ps. 23.9 million gave rise to differences in amortization expense under US GAAP until June 30, 2002. Accumulated amortization as of June 30, 2002 amounted to Ps. 6.0 million. Effective July 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” and, as such, discontinued amortization of this goodwill as from that date.

In addition, under Argentine GAAP, goodwill is amortized under the straight-line method generating amortization expense of Ps. 2.2 million, Ps. 4.4 million and Ps. 4.7 million for the years ended June 30, 2008, 2007 and 2006, respectively. Under US GAAP, amortization expense recorded was reversed for all periods presented.

In addition, the differences in the carrying amount of fixed assets and intangible assets acquired between Argentine GAAP and US GAAP and the reversing of the amortization of the negative goodwill recorded under Argentine GAAP as described above gave rise to (i) amortization charges for intangible assets recognized under US GAAP; (ii) higher amortization of deferred revenues (below-market leases); (iii) lower depreciation charges on fixed assets; and (iv) reversing of the amortization of the negative goodwill recorded under Argentine GAAP, amounting to a net lower effect of Ps. 1.5 million and Ps. 1.0 million during fiscal years 2008 and 2007, respectively.

f)	Accounting for increasing rate debt

The syndicated loan accrued interest at a fixed rate of 7.875% per annum during the first year and “Encuesta” variable rate plus 3% thereafter. The oustanding balance of the syndicated loan was fully paid in April 2007. Under Argentine GAAP, interest was recognized based on the interest rate applicable to each interest period. Under US GAAP, the Company followed the guidance in EITF 86-15 “Increasing Rate Debt”. In EITF 86-15, the Task Force reached a consensus that the borrower’s periodic interest cost should be determined using the interest method based on the estimated outstanding term of the debt.

g)	Recognition of inventories at cost and gain on transaction not consummated

During fiscal year 2006 the Company entered into an agreement to sell a plot of land. This sale transaction was consummated as of June 30, 2007. Under Argentine GAAP, however, since the Company received a down payment which fixed the sale price and the terms and conditions of the transaction, the Company valued this plot of land at its estimated net realizable value. As a result, the Company recognized a loss of Ps. 1.0 million as of June 30, 2007.

Under US GAAP, inventories are valued at cost. As such, the US GAAP adjustment represents the reversal of the result recognized under Argentine GAAP.

As of June 30, 2008, this transaction was not consummated and the company valued the plot of land at cost. There are no differences under Argentine and US GAAP.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods (continued)

h)	Securitization Accounting

As discussed in Note 11, the Company enters into two-year revolving-period securitization programs, through which Tarshop, a majority-owned subsidiary of the Company, transfers credit card and personal loans receivables to trusts in exchange for cash and retained interests in the trusts (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card and personal loans receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income from retained interest in securitized receivables” in the accompanying statements of income. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at the lower of fair value or equity value based on financial statements issued by the trusts and classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of credit card and personal loans receivables are capitalized and amortized over the term of the agreements. The Company recognizes a servicing asset or liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss.

Under US GAAP, the Company adopted Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 was issued in September 2000 and replaced, in its entirety, SFAS No. 125. The Company was required to adopt the provisions of SFAS No. 140 prospectively for transactions beginning after March 31, 2001. Although SFAS No. 140 has changed many of the rules regarding securitizations under SFAS No. 125, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. SFAS No. 140 and SFAS No. 156 also require an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service financial assets that have been securitized and amortize it over the period of estimated net servicing income or loss. As of June 30, 2008 the Company has recognized a servicing liability of Ps. 8.2 millions due to the fact that Tarshop resigns to its right to collect the fee from the Trusts as compensation for the administration services of the credit card and personal loans receivables which met the requirements for sale accounting.

The retained interests in securitized credit card and personal loans receivables are treated as a debt security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS No. 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under US GAAP.

Provided below is an analysis of the securitization accounting adjustments, including a description of each significant component, where appropriate.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods (continued)

h)	Securitization Accounting (continued)

The US GAAP adjustments affecting shareholders’ equity at June 30, 2008 and 2007 are as follows:

	2008		2007
Equity value as reported under Argentine GAAP (i)(ii)	Ps.	154,892,962	Ps.	73,352,618
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(50,892,933)		(14,379,230)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP (i)	Ps.	104,000,029	Ps.	58,973,388
Estimated fair value of retained interests related to securitization programs that qualified as a sale under US GAAP		104,000,029		61,608,635

US GAAP adjustment	Ps.	—	Ps.	2,635,248

(i)	For the year ended June 30, 2008, under Argentine GAAP, the Company recognized an impairment loss to value the retained interests at fair value. Therefore there is no US GAAP adjustment to equity as of June 30, 2008.

(ii)	Excludes certificates under liquidation process. (Ps. 1.9 million).

- The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
Reversal of losses (gains) recognized under Argentine GAAP	Ps.	25,048,316	Ps.	1,875,478	Ps.	(450,274)
Recognition of losses under US GAAP on the sale of receivables		(3,868,238)		(1,293,747)		(7,888,508)
Reclassification of unrealized losses (ii)		(12,190,401)		—		—

US GAAP adjustment	Ps.	8,989,677	Ps.	581,731	Ps.	(8,338,782)

(ii)	As provided by FAS 115, the Company determined that the decline in fair value below amortized cost is other-than-temporary. As such, the Company recognized an impairment loss of Ps. 24.0 million partially compensated by the recognition of the gain previously recorded in OCI for the year ended June 30, 2007 for Ps. 12.0 million.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods (continued)

h)	Securitization Accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interests for the years ended June 30, 2008, 2007 and 2006:

	Cost		Estimated unrealized gain (loss) (i)		Fair value (ii)
Balance at June 30, 2005	Ps.	18,812,731	Ps.	4,187,036	Ps.	22,999,767
Increase in retained interest		10,833,191		—		10,833,191
Liquidation of retained interests		(11,999,233)		—		(11,999,233)
Change in unrealized gain		—		5,438,175		5,438,175

Balance at June 30, 2006	Ps.	17,646,689	Ps.	9,625,211	Ps.	27,271,900
Increase in retained interest		39,062,135		—		39,062,135
Liquidation of retained interests		(6,725,113)		—		(6,725,113)
Change in unrealized gain		—		1,999,714		1,999,714

Balance at June 30, 2007	Ps.	49,983,711	Ps.	11,624,925	Ps.	61,608,636
Increase in retained interest		69,134,139		—		69,134,139
Liquidation of retained interests		(2,927,420)		—		(2,927,420)
Change in unrealized gain /(loss)		—		(23,815,326)		(23,815,326)
Reclassifications of unrealized losses		(12,190,401)		12,190,401		—

Balance at June 30, 2008	Ps.	104,000,029	Ps.	—	Ps.	104,000,029

(i)	Unrealized gains for the years ended June 30, 2005, 2006 and 2007 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.
(ii)	Unrealized losses for the year ended June 30, 2008 were included in earnings (losses).

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that represent the expected yield of the investment. The valuation models use information deriving from or that can be observed with market data.

The fair value is more accurately reflected through a quoted market price, if available. If a quoted market price is not available, fair value will be based on the quoted market price of a financial instrument with similar characteristics, the present value of estimated future cash flows or other valuation techniques, which are significantly affected by the assumptions used.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods (continued)

h)	Securitization Accounting (continued)

The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2008 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Rates that represent the expected yield of the investment	Ps.	(1,827,700)	Ps.	(6,541,944)

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

The Company’s managed credit card and personal loans receivables consist of retained interest in credit card and personal loans receivable securitizations and investor’s share of securitizations sold to unrelated parties without recourse. The Company records its retained interest in credit card and personal loans receivable securitizations on the balance sheet.

i)	Available-for-sale securities

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

j)	Debtor’s accounting for a modification of convertible debt instruments

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods (continued)

j)	Debtor’s accounting for a modification of convertible debt instruments (continued)

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods (continued)

k)	Amortization of fees related to the Senior Notes

Under Argentine GAAP, fees and expenses relating to the Series II of Non-Convertible Notes are amortized on a straight-line method over the term of the agreement. Under US GAAP, following FAS No. 91, such costs are amortized over the same period but using the effective interest method. Since the issuance of the Company´s Non-Convertible Notes occurred in May 2007, the amount of the adjustment for the year ended June 30, 2007 was not significant.

l)	Present-value accounting

As indicated in Note 3.v., under Argentine GAAP, certain tax credits are present-valued as of year-end. Under US GAAP, present valuing or discounting of these assets is precluded.

m)	Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed for the years ended June 30, 2008, 2007 and 2006 amounted to Ps. 0.04 million, Ps. 2.3 million and Ps. 9.9 million, respectively, given rise to higher depreciation charges under Argentine GAAP. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP for the years ended June 30, 2008, 2007 and 2006 amounted to Ps. 3.2 million, Ps. 4.9 million and Ps. 4.7 million, respectively, and are shown netted against the reversal impairment losses under Argentine GAAP.

n)	Reversal of capitalized financial costs

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the year ended June 30, 2007 and 2008 related to the PAMSA project. The Company did not capitalize any financial costs for the year ended June 30, 2006. Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (SFAS No. 34), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34. The US GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP related to the acquisition and construction of PAMSA for the years ended June 30, 2007 and 2008 an amount of Ps. (0.4) million and Ps. 5.8 million, respectively.

o)	Accounting for real estate barter transactions

During the year ended June 30, 2008 the Company entered into a certain non-monetary transaction with an unrelated party pursuant to which the Company sold a parcel of land held for sale in the ordinary course of business in exchange for cash and real estate properties.

Under Argentine GAAP, this transaction was recorded based on the fair value of the assets involved and, as a result, a gain of Ps. 0.1 million was recognized for the year ended June 30, 2008.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29. SFAS 153 amends APB Opinion No. 29 (Opinion 29), Accounting for Non-monetary Transactions, which was issued in 1973. The amendments made by SFAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replaced it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods (continued)

o)	Accounting for real estate barter transactions (continued)

The Company applied the provisions of SFAS 153 and determined that the transaction has commercial substance, and therefore the transaction should be measured at fair value. However, since there was no down payment involved, the Company would apply the deposit method prescribed by SFAS 66 “Accounting for Sales of Real Estate” in accounting for this transaction. Under the deposit method, the seller does not recognize any profit, does not record notes receivables, continues to report in its financial statements the property and related liabilities even if it has been assumed by the buyer, and discloses that those items are subject to a sales contract. Accordingly, under US GAAP, the Company reversed in fiscal year ended June 30, 2008 the gain recognized on the transaction and continued to report the property on its balance sheet.

p)	Cumulative effect of the initial application of SAB No. 108

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB No. 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, which provides guidance on quantifying financial statement misstatements. SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

SAB No. 108 was effective for the Company for the year ended June 30, 2007. Traditionally, there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the roll-over method and the iron curtain method. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to the Company’s application of the guidance in SAB No. 108, the Company’s management used the roll-over method for quantifying financial statement misstatements both for Argentine GAAP and US GAAP purposes.

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

SAB No. 108 permitted existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the dual approach had always been applied or (ii) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. For the year ended June 30, 2007, under US GAAP, the Company elected to record the effects of applying SAB No. 108 using the cumulative effect transition method. The Company’s management previously quantified these errors under the roll-over method and concluded that they were immaterial.

The total amount of the misstatements that have been corrected as of the date of adoption of SAB 108 (July 1, 2006) was Ps. 7.8 million (excluding the effects for minority interest and deferred income taxes amounting to Ps. 0.4 million and Ps. 4.2 million, respectively) and was related to the US GAAP adjustments for (i) deferred insurance and fees revenues; (ii) deferred commissions; and (iii) scheduled rent increases, further detailed below.

For purposes of the presentation for the year ended June 30, 2008, the Company has included the cumulative effect of these adjustments as part of the respective US GAAP adjustments described in Notes 19.I.q, 19.I.r and 19.I.s, respectively. The related effects for minority interest and deferred income taxes have also been included as part of the US GAAP adjustments described in Notes 19.I.u and 19.I.t, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods (continued)

q)	Deferred revenues - insurance & fees

Under Argentine GAAP, the Company, through its subsidiary Tarshop, accounts for revenues from life and disability insurance and origination fees, on an up-front basis for the group of credit card and personal loans receivables which are available to be transferred to Trusts and those transferred to securitization programs that did not qualify as sale. Upon adoption of SAB 108, (July 1, 2006), under US GAAP, life and disability insurance and origination fees are recognized to income on a straight-line basis over the term of the respective receivables. The US GAAP adjustment to equity also includes the portion of the total cumulative effect of the initial application of SAB 108 related to this reconciling item.

r)	Revenue recognition – deferred commissions

Under Argentine GAAP, lease commissions earned are recognized at the time a transaction is successfully completed. A transaction is considered successfully concluded when both parties have signed the related lease contract. Upon adoption of SAB 108, (July 1, 2006), under US GAAP, lease commissions are deferred and amortized to income over the term of the respective leases. The US GAAP adjustment to equity also includes the portion of the total cumulative effect of the initial application of SAB 108 related to this reconciling item.

s)	Revenue recognition – scheduled rent increases

Under Argentine GAAP, revenue from non-cancelable leases subject to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Upon adoption of SAB 108, (July 1, 2006), under US GAAP, the Company applied the provisions of SFAS No. 13 and FTB 85-3 and accordingly, recognized escalated rental revenue under the straight-line method over the term of the leases. The US GAAP adjustment to equity also includes the portion of the total cumulative effect of the initial application of SAB 108 related to this reconciling item.

In the determination of the US GAAP adjustment, the Company considered the definition of lease term in paragraph 5(f) of FAS 13. All lease agreements are cancelable pursuant to Law 23,091 as amended by Law 24,808. This law provides that after an initial six-month period tenants may rescind commercial lease agreements upon 60 days’ written notice by incurring non-significant monetary penalties (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease).

Paragraph 5(f) of FAS 13 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable” for purposes of this definition.

Based on the provisions of paragraph 5(f) of FAS 13, the Company concluded that, even though the lease are cancelable, lessees would incur significant “economic penalties” if these agreements were to be rescinded prior to maturity. The Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements.

The Company reached this conclusion based on the factors mentioned in paragraph 5(o) of FAS 13, including (i) the shopping centers’ geographical location and accessibility; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses in renovation, maintenance and improvements

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

I.	Difference in measurement methods (continued)

t)	Deferred income tax

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

In its initial application of SAB No. 108, the Company corrected the errors by increasing the balance of accounts receivable against retained earnings in the amount of Ps. 5.4 million. The correction also required adjustment for deferred income taxes and minority interest.

Adoption of FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”

On July 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

The adoption of FIN 48 did not result in an increase to the net liability for unrecognized tax benefits.

The total amount of unrecognized tax benefits as of the adoption of FIN 48 at July 1, 2007 was not significant. The Company classified unrecognized tax benefits not expected to be paid in the next 12 months in other non current liabilities.

The Company’s principal taxable jurisdiction is Argentina. At any point in time, the Company may have tax audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate.

The Company has tax years open ranging from 2003 and forward. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

a)	Disclosure of maturities of long-term debt

Scheduled maturities of the long-term debt for the next years (excluding current portion), as of June 30, 2008, are as follows:

2009	Ps.	54,865,464
2010		42,715,246
2011		42,930,170
2012		11,321,150
2015		142,864,500
2017		363,000,000

	Ps.	(1) 657,696,530

(1)	Not including deferred debt issuance costs in the amount of Ps. 4,604,989.

b)	Disclosure of operating lease information

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 19.I.s) for more information as to how the Company considered this definition.

Minimum future rentals on cancelable leases as of June 30, 2008 for each of the five succeeding fiscal years are as follows:

2009	Ps.	119,824,935
2010		83,442,937
2011		38,415,011
2012		10,663,458
2013		6,386,459
Over 2013		8,014,462

	Ps.	266,747,262

Included in lease revenues for the years ended June 30, 2008, 2007 and 2006 were contingent rentals of Ps. 73.3 million, Ps. 51.9 million and Ps. 40.9 million, respectively.

c)	Disclosure of related parties transactions

The following additional disclosures of transactions with related parties are required under US GAAP:

Donations: For the years ended June 30, 2008, 2007 and 2006, the Company made unconditional promises to give money to Fundación IRSA amounting to Ps. 4.6 million, Ps. 4.4 million and Ps. 2.5 million, respectively. Unconditional promises are paid in the subsequent year.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

c)	Disclosure of related parties transactions (continued)

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. The Company´s Chairman Eduardo S. Elsztain is also the Chairman of IRSA, shareholder of the Company. In addition, the Company granted Fundación Museo de los Niños a 30-year free right to use a determined area of its Abasto and Rosario shopping centers to host an interactive learning center for children and adults.

Loans from Major Shareholders: As of June 30, 2008 IRSA and Parque Arauco owned US$31.7 million and US$ 15.5 million, respectively, of the Company´s Convertible Notes. As of June 30, 2008, IRSA owned 63.3% of the common shares. Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of the other bondholders, IRSA would own 83.7% of the common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.9% of the common stock.

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

Conversion of the Convertible Notes by the Company´s Major Shareholders: During November and December 2003, Eduardo Elsztain exercised his option to convert 0.03 million aggregate of principal amount of the Convertible Notes. As a result of this conversion, Eduardo Elsztain received 0.3 million of the common shares. In March 2004, Parque Arauco exercised its option to convert 0.8 million aggregate of principal amount of the Convertible Notes. As a result of this conversion, Parque Arauco has received 7.8 million of the common shares. Furthermore in July 2004, Parque Arauco exercised its option to convert 1.4 million aggregate of principal amount of the Convertible Notes, receiving 14.3 million of the common shares. During July 2004, IRSA exercised its option to convert 3.7 million aggregate of principal amount of Convertible Notes. As a result of this conversion, IRSA have received 37.4 million of the common shares.

Lease of office property:

As of December 2003, the Company moved the headquarters to the 22nd and 23rd floors of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. The Company leases its headquarters and parking lot spaces from Inversora Bolivar S.A., a subsidiary of IRSA, pursuant to two lease agreements, the first one for our headquarters and ten parking lot spaces and the second one for its subsidiary Fibesa S.A.’s headquarters and another eight parking lot spaces. The first agreement has an initial duration of 60 months with an optional extension of 36 additional months, and the second one, effective as of January 2005, has an initial duration of 60 months with an optional extension of 36 additional months. The Company pays a monthly rent of US$ 5,958 for the first agreement and US$ 2,979 for the second one, with the first two months free.

As from December 2005, the Company leases the entire 9th floor and one third of the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to two lease agreements, the first one for its headquarters and eight parking lot spaces and the second one for its headquarters (one third of the floor) and three parking lot spaces. The first agreement had an initial duration of 46 months, effective as from January 2005 to March 31st, 2008. The Company paid a monthly rent of US$ 5,386. The second one, effective as from September 2005, has duration of 35 months with no optional extension; the Company pays a monthly rent of US$ 2,648 with the first month free.

As of October 2007, the Company leases the entire 4th floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as from October 2007, has an initial duration of 36 months The Company pays a monthly rent of US$ 19,750 for the agreement.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

c)	Disclosure of related parties transactions (continued)

As of January 2008, the Company leases one third of the 2nd floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as from January 2008, has an initial duration of 36 months. The Company pays a monthly rent of US$ 6, 583 for the agreement.

As of March 2008, the Company leases the entire 3rd floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as from March 2008, has an initial duration of 36 months The Company pay a monthly rent of US$ 19,750 for the agreement.

Lease of the Chairman’s offices: The Company leases Mr. Eduardo S. Elsztain’s offices, Chairman of the Company, from Isaac Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain (Director) and certain of his relatives under a 120—month operating lease agreement expiring in March 2014. Monthly rent expense amounts to Ps. 8,940. The Company, IRSA and Cresud each pay one-third of such rent in amount of Ps. 2,830 each.

Another lease agreement was signed among the Company, IRSA, Cresud and Hamonet S.A., in December 2007. This lease has a term of 36 months and monthly rent of US$ 5,000.

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

Legal services: During the years ended June 30, 2006, 2007 and 2008, the Company and the subsidiaries were charged by the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.0.7 million, Ps. 1.6 million and Ps. 1.0 million, respectively as fees for legal services.

The Company’s Vice-Chairman Saúl Zang; the alternate Directors Juan M. Quintana, Salvador D. Bergel, and Pablo D.Vergara del Carril; the Syndic Ángel. D. Vergara del Carril and the alternate Syndic Armando F. Ricci are members of the law firm Zang, Bergel & Viñes.

Sale of E-Commerce Latina S.A. shares to IRSA: In November 2007, the Company sold its interest in E-commerce Latina S.A. to IRSA and Patagonian Investment S.A. See Note 2.i. for details.

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

The methods and assumptions used to estimate the fair values of each class of financial instruments as of June 30, 2008 and 2007 are as follows:

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

Retained interests in transferred credit card and personal loans receivables

Fair value is estimated by discounting anticipated future cash flows using a discount rate based on specific factors. The anticipated future cash flows are projected on a “cash out” basis to reflect the restriction of cash flows until the investors have been fully paid. As of June 30, 2008 and 2007, the fair value of retained interests in transferred credit card and personal loans receivables amounted to Ps. 104,0 million and Ps. 61.6 million, respectively.

Accounts and notes payable

The carrying amount of accounts and notes payable reported in the consolidated balance sheet approximates their fair value.

Short-term debt

The carrying amount of short-term debt reported in the consolidated balance sheet approximates fair value due to its short-term nature.

Long-term debt

As of June 30, 2008 and 2007, except for the Company´s Convertible Notes and Non-Convertible Notes as discussed below, the carrying amount of long-term debt reported in the consolidated balance sheet approximates their fair value.

The fair value of the Company´s Convertible Notes was Ps. 1,642.9 million and Ps. 2,118.1 million as of June 30, 2008 and 2007, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

In addition, the fair value of the Company´s Non-Convertible Notes Series I and II was Ps. 256.4 million and Ps. 119.9 million as of June 30, 2008.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the consolidated balance sheet approximates fair value due to their short-term nature.

e)	Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, accounts receivable, and short-term investments.

The Company places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The Company has not experienced any significant losses in such accounts.

The Company’s accounts receivable are primarily derived from leases and services from the Company’s shopping centers tenants and origination of consumer loans and credit card receivables. The Company is not dependent on any single customer. Accounts receivable derived from leases and services are related to the Company’s shopping center operations. The Company has not experienced any significant losses resulting from non-performance of any counterpart to the lease contracts.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

e)	Credit risk (continued)

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Due to the current credit crisis and other conditions, some customers experienced delays in payments and also uncollectibility rates increased during the year ended June 30, 2008 and thereafter. As of June 30, 2008, the allowance for doubtful accounts increased Ps. 45.9 million, or 223.2 % as compared to June 30, 2007, which reflects current economic conditions and recent delinquency trends. As of September 30, 2008 the allowance for doubtful accounts increased Ps. 17.2 million, or 25.9% as compared to June 30, 2008, reflecting weakening economic environment affecting consumers and card members delinquencies and charge-offs. The Company is closely monitoring the delays, delinquency and uncollectibility rates.

As discussed in Note 11, as of June 30, 2008, Tarshop sold receivables aggregating Ps. 1,440.2 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 156.8 million and Ps. 19.4 million escrow reserves for losses. As of September 30, 2008, the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 161.2 million and Ps. 17.9 million escrow reserves for losses. Due to the factors mentioned above, the Company has recorded an other-than-temporary impairment charge of Ps. 12.0 million to the CPs to reflect current fair value. For the three months ended September 30, 2008, no additional impairment charge related to the retained interests in securitized receivables was necessary.

f)	Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements”. This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The key changes to current practice are (1) the definition of fair value, which focuses on an exit price rather than an entry price; (2) the methods used to measure fair value, such as emphasis that fair value is a market-based measurement, not an entity-specific measurement, as well as the inclusion of an adjustment for risk, restrictions and credit standing; and (3) the expanded disclosures about fair value measurements. This statement does not require any new fair value measurements.

SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

The FASB has issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” which defers the provisions of SFAS 157 relating to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, to clarify the provisions of SFAS 157 relating to valuing a financial asset when the market for that asset is not active. This FSP will be effective upon issuance of SFAS 157.

Therefore SFAS 157 will be effective for the Company’s year ended June 30, 2009 as it relates to financial assets and liabilities currently recorded or disclosed at fair value and SFAS 157 will be effective for the Company’s year ended June 30, 2010 as it relates to non financial assets and liabilities.

The Company has not finalized the assessment of SFAS 157 as it relates to the financial assets and liabilities currently recorded or disclosed at fair value, although is not expected to materially affect how the Company determines fair value, but it may result in certain additional disclosures

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

f)	Recently issued accounting pronouncements (continued)

In September 2006, the FASB issued SFAS No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132R”. This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. These changes will be reported in comprehensive income. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position (the “Measurement Provision”) is effective for fiscal years ending after December 15, 2008. Thus the Measurement Provision of SFAS 158 would be effective for the Company’s year ended June 30, 2009. This provision will not have an effect on consolidated financial statements of the Company since the Company does not have any defined benefit contribution plan.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Therefore SFAS 159 will be effective for the Company’s year ended June 30, 2009. The Company has not yet decided whether or not it would elect to measure any of its current eligible financial assets or liabilities at fair value upon adoption.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS 141R”), ”Business Combinations”. SFAS 141R expands the original guidance’s definition of a business. It broadens the fair value measurement and recognition to all assets acquired, liabilities assumed and interests transferred as a result of business combinations. SFAS 141R requires expanded disclosures to improve the ability to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore SFAS 141R will be effective for the Company for business combinations made on or after July 1, 2009. While the Company has not yet finalized the full evaluation of potential impact of this statement, the Company expects the adoption of SFAS 141R to have a material effect on the accounting for future acquisitions of businesses and properties.

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. SFAS 160 requires that a noncontrolling interest in an unconsolidated entity be reported as equity and any losses in excess of an unconsolidated entity’s equity interest be recorded to the noncontrolling interest. The statement requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS 160 is effective for annual periods beginning after December 15, 2008. Therefore SFAS 160 will be effective for the Company’s year ended June 30, 2010 and many provisions will be applied retrospectively. The Company is currently evaluating the impact SFAS 160 will have on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged, as amended by FASB Staff Position No. FAS 133-1 and FIN 45-4 (see below) on December 31, 2008. Therefore SFAS 161 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact SFAS 161 will have to the disclosures included in the consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3 (“FSP FAS 142-3”), “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal and extension assumptions used to determine the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of assets considered in a business combination. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. Therefore FSP FAS 142-3 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact FSP FAS 142-3 will have on the consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

f)	Recently issued accounting pronouncements (continued)

In May 2008, the FASB issued FASB Staff Position No. APB 14-1 (“FSP APB 14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. FSP APB 14-1 will require that the initial debt proceeds from the sale of convertible and exchangeable debt instruments be allocated between a liability component and an equity component in a manner that will reflect the effective nonconvertible borrowing rate. The resulting debt discount would be amortized using the effective interest method over the period the debt is expected to be outstanding as additional interest expense. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. Therefore FSP APB 14-1 will be effective for the Company’s year ended June 30, 2010 and will require retroactive application. The Company is currently evaluating the impact FSP FAS 142-3 will have on the consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162 (“SFAS 162”), “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in presenting financial statements in conformity with generally accepted accounting principles in the United States. The Company believes that the adoption of this standard on its effective date will not have a material effect on the consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1(“FSP EITF 03-6-1”), “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities”. FSP EITF 03-6-1 considers unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) as participating securities. These participating securities shall be included in the computation of earnings per share pursuant to the two-class method under FASB Statement No. 128. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Therefore FSP EITF 03-6-1 will be effective for the Company’s year ended June 30, 2010. All prior-period earnings per share data presented shall be adjusted retrospectively. The Company is currently evaluating the impact FSP EITF 03-6-1 will have on the consolidated financial statements.

In September 2008, the FASB issued FASB Staff Position No. FAS 133-1 and FIN 45-4 (“FSP FAS 133-1”), “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161”. FSP FAS 133-1 requires disclosures by sellers of credit derivatives; additional disclosures on current status of payment/performance risk of guarantees and clarified the effective date of SFAS 161. FSP FAS 133-1 is effective for reporting periods (annual or interim) ending after November 15, 2008. Therefore FSP FAS 133-1 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact FSP FAS 133-1 will have on the consolidated financial statements.

In June 2008, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 07-5, (“EITF 07-5”) “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. Therefore, EITF 07-5 will be effective for the Company´s year ended June 30, 2010. The guidance in this Issue shall be applied to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. The cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year, presented separately. The cumulative-effect adjustment is the difference between the amounts recognized in the statement of financial position before initial application of this Issue and the amounts recognized in the statement of financial position at initial application of this Issue. The amounts recognized in the statement of financial position as a result of the initial application of this Issue shall be determined based on the amounts that would have been recognized if the guidance in this Issue had been applied from the issuance date of the instrument(s). However, in circumstances in which a previously bifurcated embedded conversion option in a convertible debt instrument no longer meets the bifurcation criteria

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

f)	Recently issued accounting pronouncements (continued)

in Statement 133 at initial application of this Issue, the carrying amount of the liability for the conversion option (that is, its fair value on the date of adoption) shall be reclassified to shareholders’ equity. Any debt discount that was recognized when the conversion option was initially bifurcated from the convertible debt instrument shall continue to be amortized. Paragraphs 12 and 13 of this Issue shall not result in a transition adjustment at the effective date because that guidance is consistent with guidance previously contained in Issue 01-6, which is nullified by this Issue. The transition disclosures in paragraphs 17 and 18 of Statement 154 shall be provided. The Company is currently evaluating the impact EITF 07-5 will have on the consolidated financial statements.

In November 2007, the EITF issued EITF Issue No. 07-6, (“EITF 07-6”) “Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66, When the Agreement Includes a Buy-Sell Clause”. This Issue is effective for new arrangements entered into and assessments performed in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. Therefore EITF 07-6 will be effective for the Company´s year ended June 30, 2009. For purposes of the transition guidance, assessments are any assessment performed pursuant to Statement 66 after the effective date of this Issue for arrangements accounted for under the deposit, profit-sharing, leasing, or financing methods for reasons other than the existence of a buy-sell clause. The Company is currently evaluating the impact EITF 07-6 will have on the consolidated financial statements.

In September 2008, the FASB issued for comment revisions to SFAS No. 140 (“SFAS 140”) “Transfers of Financial Assets and Extinguishments of Liabilities” and FASB Interpretation No. 46, as revised (“FIN 46R”), “Consolidation of Variable Interest Entities”. The changes proposed include a removal of the scope exemption from FIN 46R for QSPEs, a revision of the current risks and rewards-based FIN 46R consolidation model to a qualitative model based on control and a requirement that consolidation of VIEs be reevaluated on an ongoing basis. Although the revised standards have not yet been finalized, these changes may have a significant impact on the Company’s consolidated financial statements as the Company may be required to consolidate QSPEs to which the Company has previously sold assets. In addition, the Company may also be required to consolidate other VIEs that are not currently consolidated based an analysis under the current FIN 46R consolidation model. The proposed revisions would be effective for fiscal years that begin after November 15, 2009.

g)	Risks and uncertainties

The Company’s operations are subject to risks and uncertainties with respect to:

Risks associated with Argentine operations. All Company’s operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina.

Shopping center and Real estate market operating risks: The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people and the level of sales of each shopping center rental unit, increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Company if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

g)	Risks and uncertainties (continued)

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

Credit card operating risks: Credit card operations are subject to federal legislation and regulation. From time to time, such legislation, as well as competitive conditions, may affect, among other things, credit card finance charges. While the Company cannot predict the effect of future competitive conditions and legislation or the measures the Company might take in response thereto, a significant reduction in the finance charges imposed by Tarshop would have an adverse effect on the Company. In addition, adverse changes in general Argentine economic conditions, including, but not limited to changes in regulations affecting capital market access, market volatility, higher interest rates and increases in delinquencies, charge-offs and personal bankruptcies have a negative effect on the Company.

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

	As of June 30,
	2008	2007	2006
Cash and banks	71,734,136	31,829,851	38,222,036
Current investments	289,542,086	485,408,600	32,250,484

Total cash and banks and current investments as per balance sheet	361,276,222	517,238,451	70,472,520
Less: Items not considered cash and cash equivalents
- Retained interests in securitized receivables	(45,682,895)	(22,103,730)	(10,318,797)
- Mortgage bonds issued by Banco Hipotecario S.A.	(1,027,100)	(1,661,969)	(2,170,258)
- Government bonds	(45,859,308)	(6,595,953)	(1,254,485)
- Trust debt securities	—	—	(324,325)
- Others	(2,243,195)	(1,380,420)	—

Cash and cash equivalents as shown in the statement of cash flows	266,463,724	485,496,379	56,404,655

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

h)	Statements of cash flows classification differences (continued)

Under Argentine GAAP, the Company considers all short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents. Under Argentine GAAP, mutual funds are considered to be cash equivalents by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice. However, under SFAS No. 95 “Statement of Cash Flows”, the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise.

Therefore, for US GAAP purposes, certain mutual funds are not considered to be cash equivalents. As a result, differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared following SFAS 95 provisions.

	As of June 30,
	2008	2007	2006
Cash and banks	71,734,136	31,829,851	38,222,036
Current investments	289,542,086	485,408,600	32,250,484

Total cash and banks and current investments as per balance sheet	361,276,222	517,238,451	70,472,520
Less: Items not considered cash and cash equivalents
- Mutual Funds	(10,575,247)	(438,106,629)	—
- Retained interests in securitized receivables	(45,682,895)	(22,103,730)	(10,318,797)
- Mortgage bonds issued by Banco Hipotecario S.A.	(1,027,100)	(1,661,969)	(2,170,258)
- Government bonds	(45,859,308)	(6,595,953)	(1,254,485)
- Trust debt securities	—	—	(324,325)
- Others	(2,243,195)	(1,380,420)	—

Cash and cash equivalents as shown in the statement of cash flows	255,888,477	47,389,750	56,404,655

The following tables set forth the amounts of cash and cash equivalents at the beginning and end of each year and corresponding increases and/or decreases that would be reported in a statement of cash flows following SFAS 95 provisions:

	As of June 30,
	2008	2007	2006
Cash and cash equivalents under US GAAP as of the beginning of the year	47,389,750	56,404,655	49,714,480
Cash and cash equivalents under US GAAP as of year-end	255,888,477	47,389,750	56,404,655

Net (decrease) increase in cash and cash equivalents under US GAAP	208,498,727	(9,014,905)	6,690,175

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

h)	Statements of cash flows classification differences (continued)

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	Year ended June 30,
	2008		2007		2006
Net cash provided by operating activities	Ps.	167,352,781	Ps.	178,981,849	Ps.	169,521,946
Net cash used in investing activities		(351,222,887)		(622,289,237)		(124,023,513)
Net cash provided by (used in) financing activities		(46,492,481)		433,562,814		(39,952,398)
Effect of exchange rate changes on cash and cash equivalents		754,685		729,669		1,144,140

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

Under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 13 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in SFAS No. 128 “Earnings per Share” (SFAS No.128). See Note 3.y., for details.

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2008		2007		2006
Numerator:
Net income available to common shareholders	Ps.	109,472,872	Ps.	75,742,058	Ps.	47,007,816
Plus (less): income (loss) impact of assumed conversions:
Interest expense on convertible debt		14,917,048		14,941,261		14,406,991
Foreign currency exchange loss (gain) on convertible debt		(3,211,654)		330,596		9,408,565
Income tax effects		(3,974,035)		(5,220,982)		(8,319,325)

Net income available to common shareholders plus assumed conversions	Ps.	117,204,231	Ps.	85,792,933	Ps.	62,504,047

Denominator:
Weighted-average number of shares outstanding		782,064,214		782,056,978		780,432,065
Plus: incremental shares of assumed conversions:
Convertible debt		1,460,759,999		1,457,454,043		1,363,565,610

Adjusted weighted-average number of shares	Ps.	2,242,824,213	Ps.	2,239,511,021		2,143,997,675

Basic and diluted EPS:
Basic net income per common share	Ps.	0.14	Ps.	0.10	Ps.	0.06
Diluted net income per common share		0.05		0.04		0.03

j)	Severance indemnities

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

Under Argentine GAAP, the net deferred tax position by company has been classified as a non-current other receivable or as a non-current tax payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the current/non-current asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2008 and 2007, Ps. 14.5 million and Ps. 13.6 million, respectively, would have been classified as current assets; Ps 5.6 million and Ps. 6.2 million, respectively, would have been classified as non-current assets; and Ps. 32.2 million and Ps. 30.2 million, respectively, would have been classified as non-current liabilities. As of June 30, 2008 and 2007, Ps. 2.3 million and Ps.5.0 million would have been classified as current liabilities, respectively.

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

Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the consolidated financial statements. However, Note 4.c. shows the total amount of expenses passed through to tenants by expense category with the corresponding offsetting amount therefore having no impact in the consolidated costs of the Company. No amount is shown as revenues.

Under US G AAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 160.7 million, Ps. 116.4 million and Ps. 87.9 million for the years ended June 30, 2008, 2007 and 2006, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

l)	Statement of income classification differences (continued)

Should the EITF 01-14 be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 800.9 million, Ps. 599.6 million and Ps. 449.3 million for the years ended June 30, 2008, 2007 and 2006, respectively.

Operating income

Certain expense and/or income items included within “Other expenses, net” and “Financial results, net” of the Argentine GAAP income statement would have been included in the determination of operating income under US GAAP. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other income (expenses), net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded.

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 171.8 million, Ps. 155.4 million and Ps. 126.9 million for the years ended June 30, 2008, 2007 and 2006, respectively.

m)	Condensed balance sheet information on equity investees

The Company used the equity method of accounting for its investments over which the Company exercises significant influence. As such, these investments were recorded at the amount of the underlying equity in their net assets and adjusted to recognize the Company’s share of the undistributed earnings or losses. The Company had a 50% ownership interest in E-commerce Latina S.A as of June 30, 2006. In January 2007, the Company acquired the remaining 50% in E-commerce Latina S.A. The Company gained control of E-commerce Latina S.A. through this acquisition and accordingly the results of operations of E-commerce Latina S.A. were fully consolidated as from the date. The Company’s share of the losses of this company was Ps. 0.7 million during the year ended June 30, 2006, and its investment in this company totaled 0.1 million as of that date. Summarized financial information of this affiliate (on a 100% basis) was as follows:

	For the year ended June 30,
	2006
Revenues	Ps.	5,593,472
Operating loss		(1,298,919)
Net loss	Ps.	(1,357,755)

As of June 30, 2006 accumulated losses of E-Commerce Latina totaled Ps. 1.4 million. On February 6, 2006 the Extraordinary Shareholders’ Meeting approved a capital increase for the amount of Ps. 22,010,575 through the capitalization of additional paid-in-capital. The Company issued 22,010,575 nominative common stock of Ps. 1 nominal value each and 1 vote per share. As a result, the capital stock increased to Ps. 22,034,275.

n)	Investments in debt and equity securities

The Company has classified the following investments in marketable securities as available for sale and, as such, the securities are carried at fair value. Unrealized gains and losses determined to be temporary are recorded as other comprehensive income, net of related deferred taxes, until realized. Unrealized losses determined to be other than temporary are recognized in the period the determination is made. As of the date of these financial statements, the Company has not determined any unrealized losses to be other than temporary.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

n)	Investments in debt and equity securities (continued)

The cost and estimated fair values of marketable securities available for sale at June 30, 2008 and 2007 were as follows:

	2008
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual funds	60,864,162	177,182	(754)	61,040,590
Mortgage bonds	956,494	70,606	—	1,027,100
Government bonds	48,820,890	—	(2,961,582)	45,859,308

	2007
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual funds	445,233,742	3,408,555	—	448,642,297
Mortgage bonds	1,659,846	2,123	—	1,661,969
Government bonds	6,311,077	284,876	—	6,595,953
Garantizar S.G.R.	1,247,081	133,339	—	1,380,420

Proceeds from sales of investment securities available-for-sale during the years ended June 30, 2008 and 2007 were Ps. 3.534 million and Ps. 428.4 million, respectively. Gross gains of Ps. 8.0 million and Ps. 5.8 million for the years ended June 30, 2008 and 2007, respectively, were realized on those sales.

In evaluating whether a security was other than temporarily impaired, the Company considered the severity and length of time impaired for each security in a loss position and other qualitative data.

At June 30, 2008, government bonds have been in a continuous unrealized loss position for less than 12 months. These unrealized losses are not deemed to be other-than-temporary impaired. The Company has the ability and intent to hold these securities for a reasonable period of time to allow for recovery of value.

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

	Year ended June 30,
	2008		2007		2006
Net income under US GAAP	Ps.	109,472,872	Ps.	75,742,058	Ps.	47,007,816
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities (net of minority interest and income taxes of Ps. 180,584 and Ps. 2,166,843 respectively, for 2008, Ps. 130,260 and Ps. 1,281,505, respectively, for 2007, Ps. 29,449 and Ps. 16,812, respectively, for 2006)		(3,843,554)		2,249,677		1,773
Net change in unrealized holding gain on retained interests in securitized receivables (net of income taxes and minority interest of Ps. 4,069,046 and Ps. 1,511,360 respectively, for 2007, Ps. 1,903,361 and Ps. 706,483 respectively, for 2006)		(6,045,440)		1,039,851		2,828,331

Comprehensive income	Ps.	99,583,878	Ps.	79,031,586	Ps.	49,837,920

	As of June 30,
	2008		2007		2006
Unrealized holding gains (loss) on available-for-sale securities		(1,455,044)		2,388,510		138,833
Unrealized holding gains on retained interests in securitized receivables		—		6,045,440		5,005,589

Accumulated other comprehensive income	Ps.	(1,455,044)	Ps.	8,433,950	Ps.	5,144,422

p)	Pro-rata consolidation of Metroshop S.A.

As discussed in Note 2.c. under Argentine GAAP the Company consolidates the accounts of Metroshop S.A. on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over the subsidiary.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

Presented below is the consolidated condensed information of the Company at June 30, 2008 and 2007 considering Metroshop S.A. as an equity investee:

p)	Pro-rata consolidation of Metroshop S.A. (continued)

	As of and for the year ended June 30, 2008
	As reported	Elimination of Metroshop S.A. accounts	Inclusion of Metroshop S.A. as an equity investee	As adjusted
Current assets	591,233,889	1,590,708	—	592,824,597
Non-current assets	1,640,859,009	(15,196,333)	6,382,476	1,632,045,152

Total assets	2,232,092,898	(13,605,625)	6,382,476	2,224,869,749

Current liabilities	507,828,889	(7,223,149)	—	500,605,740
Non-current liabilities	798,107,803	—	—	798,107,803

Total liabilities	1,305,936,692	(7,223,149)	—	1,298,713,543

Minority interest	78,000,395	—	—	78,000,395
Shareholders’ equity	848,155,811	—	—	848,155,811

Revenues	640,153,583	(22,126,801)	—	618,026,782
Gross profit	408,728,894	(11,228,273)	—	397,500,621
Net income	79,969,977	—	—	79,969,977

	As of and for the year ended June 30, 2007
	As reported	Elimination of Metroshop S.A. accounts	Inclusion of Metroshop S.A. as an equity investee	As adjusted
Current assets	727,845,115	2,001,416	—	729,846,531
Non-current assets	1,365,865,435	(6,413,116)	3,100,889	1,362,553,208

Total assets	2,093,710,550	(4,411,700)	3,100,889	2,092,399,739

Current liabilities	403,341,680	(1,310,811)	—	402,030,869
Non-current liabilities	795,033,781	—	—	795,033,781

Total liabilities	1,198,375,461	(1,310,811)	—	1,197,064,650

Minority interest	71,427,862	—	—	71,427,862
Shareholders’ equity	823,907,227	—	—	823,907,227

Revenues	483,231,154	(5,520,783)	—	477,710,371
Gross profit	314,924,586	(3,507,403)	—	311,417,183
Net income	64,056,564	—	—	64,056,564

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

q)	Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2008 prepared in accordance with SEC S-X 12-28.

Description	Encumbrances	Land		Buildings and improvement		Transfers		Improvements / Adittions		Total buildings and improvements		Total		Accumulated depreciation		Date of construction	Date acquired	Life on which depreciation in latest statements of income is computed
Shopping centers:
-Abasto		Ps.	9,752,107	Ps.	243,170,736	Ps.	691,470	Ps.	1,476,269	Ps.	245,338,475	Ps.	255,090,582	Ps.	(79,940,943)	November,1998	—	31
- Alto Palermo			8,693,768		398,583,255		952,654		19,181,476		418,717,385		427,411,153		(251,122,097)	October, 1990	November,1997 and March, 1998	26
- Alto Avellaneda			18,089,159		159,900,702		6,342,868		10,538,219		176,781,789		194,870,948		(98,600,423)	October, 1995	November and December, 1997	19
- Paseo Alcorta			8,066,295		104,081,525		390,368		11,489,597		115,961,490		124,027,785		(51,883,365)	June, 1992	June, 1997	25
- Alto Noa			356,752		42,951,206		—		81,705		43,032,911		43,389,663		(18,350,328)	September, 1994	March,1995, September, 1996 and January, 2000	22
- Patio Bullrich			8,418,811		152,332,238		1,679,040		3,598,233		157,609,511		166,028,322		(64,737,415)	September, 1988	October, 1998	23
- Buenos Aires Design			—		49,020,049		1,404		8,096		49,029,549		49,029,549		(35,412,905)	Between November and December, 1993	November, 1997	20
- Alto Rosario			25,686,165		65,848,709		(24,724)		116,664		65,940,649		91,626,814		(8,480,043)	November 2004	—	29
- Mendoza Plaza Shopping			15,193,302		101,191,425		(649,285)		3,764,209		104,306,349		119,499,651		(31,136,413)	June, 1994	December, 2004	22
- PAMSA			123,567,640		44,038,768		10,717,953		105,036,551		159,793,272		283,360,912		—	Under construction	November, 2006	—
-Empalme.	Antichresis		5,009,058		88,388,364		(356,002)		1,622,508		89,654,870		94,663,928		(22,199,842)	March, 1990	December, 2006	16
Neuquén	Mortgage		3,313,623		8,988,177		43,504		566,252		9,597,933		12,911,556		—	Under construction	September, 1999	—
Other			965,445		8,804,643		(23,109,043)		23,109,043		8,804,643		9,770,088		(1,351,920)	—	—	—

Total		Ps.	227,112,125		1,467,299,797		(3,319,793)		180,588,822		Ps.1,644,568,826		Ps.1,871,680,951	Ps.	(663,215,694)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

q)	Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2008		2007		2006
Balance, beginning of the year	Ps.	1,694,411,922	Ps.	1,407,406,658	Ps.	1,399,133,239
Additions during the year:
Improvements		11,633,716		283,975,975		19,569,420
Transfers from other fixed assets		12,326,653		1,171,471		—
Amortization of impairment		—		—		120,999
Recovery of impairment (1) (2)		—		2,153,984		3,311,966

	Ps.	1,718,372,291	Ps.	1,694,708,088	Ps.	1,422,135,624

Deductions during the year:
Deductions		(396,640)		(296,166)		—
Damage in Alto Avellaneda Shopping		—		—		(13,438,300)
Sale of real estate		—		—		(1,076,013)
Transfers from other receivables		—		—		(64,790)
Transfers to work-in-progress leasehold improvements		—		—		(6,722)
Transfers to facilities		—		—		(143,141)

	Ps.	(396,640)	Ps.	(296,166)	Ps.	(14,728,966)

Balance, end of the year	Ps.	1,717,975,651	Ps.	1,694,411,922	Ps.	1,407,406,658

(1) As of June 30, 2007 related to Neuquén.
(2) As of June 30, 2006 includes Ps. 24,832 related to Neuquén and Ps. 3,287,134 related to Alto Rosario.

	Year ended June 30,
	2008		2007		2006
Balance, beginning of the year .	Ps.	598,275,006	Ps.	523,958,215	Ps.	475,716,204
Additions during the year	Ps.	64,940,688	Ps.	74,564,208	Ps.	55,458,810
Deductions during the year	Ps.	—	Ps.	(247,417)	Ps.	(7,216,799)

Balance, end of the year	Ps.	663,215,694	Ps.	598,275,006	Ps.	523,958,215

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

r)	Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2008 prepared in accordance with SEC S-X 12-29.

	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages (1)		Principal amount of receivables subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None		127,676		67,469	None
Customer B	14%	May 2014	Monthly	None		77,163		157,479	None
Customer C	12%	April 2015	Monthly	None		72,801		39,096	None
Customer D	14%	July 2009	Monthly	None		60,368		186,639	None
Customer E	14%	April 2014	Monthly	None		57,802		38,117	None
Customer F	12%	April 2015	Monthly	None		53,173		51,957	None
Customer G	14%	February 2014	Monthly	None		49,908		83,239	None
Customer H	16%	September 2009	Monthly	None		20,000		60,109	None
Mortgages Receivables Ps. 30,000-Ps. 49,999	14-17%	September 2009 - January 2011	Monthly	None		76,130		14,846	None
Mortgages Receivables Ps. 50,000-Ps. 69,999	14-15%	May 2009 – February 2009 – July 2014	Monthly	None		168,739		50,413	None
Mortgages receivables Ps.70,000-Ps.89,999	14-16%	June 2009 - September 2009	Monthly	None		146,000		28,362	None

					Ps.	909,760	Ps.	777,726

(1)	Includes accrued interest and life insurance.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

r)	Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivable is as follows:

	Years ended June 30,
	2008		2007
Balance, beginning of the year	Ps.	880,765	Ps.	958,645
Deductions during the year:
Collections of principal		(103,039)		(77,880)

Balance, end of year	Ps.	777,726	Ps.	880,765

s)	Acquisition of Empalme

The following table shows the unaudited proforma results of the Company for the years ended June 30, 2007 and 2006, as if the acquisition of Empalme had occurred in the beginning of each of these periods. The proforma results of these operations include estimates and criteria that management considers reasonable. However, proforma results do not include any forecasts about cost savings and are not necessarily indicative of results that could have been obtained had the purchase occurred on the indicated dates or on any other date of results in future periods. The proforma results were prepared in accordance with Argentine GAAP.

	Unaudited Pro Forma Year ended June 30,
	2007 Ps.	2006 Ps.
Revenues	487,130,852	368,096,444
Costs	(169,773,933)	(141,960,511)

Gross profit	317,356,919	226,135,933
Selling expenses	(84,512,497)	(47,680,834)
Administrative expenses	(80,232,145)	(54,239,713)
Net income from retained interest in securitized receivables	3,253,789	2,625,001
Gain from recognition of inventories at net realizable value	545,400	3,497,632

Operating income	156,411,466	130,338,019
Loss in equity investee	(678,569)	(678,881)
Amortization of goodwill	(4,366,356)	(4,739,675)
Financial results, net	(20,753,533)	(13,206,601)
Other expenses, net	(3,341,648)	(9,745,891)

Income before taxes	127,271,360	101,966,971
Income tax expense	(56,777,797)	(48,715,790)
Minority interest	(6,370,610)	(4,784,413)

Net income	64,122,953	48,466,768

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

19.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

t)	Acquisition of Mendoza Plaza Shopping

The following table shows the unaudited proforma results of the Company for the years ended June 30, 2008 and 2007, as if the acquisition of Mendoza Plaza Shopping had occurred in the beginning of each of these periods. The proforma results of these operations include estimates and criteria that management considers reasonable. However, proforma results do not include any forecasts about cost savings and are not necessarily indicative of results that could have been obtained had the purchase occurred on the indicated dates or on any other date of results in future periods. The proforma results were prepared in accordance with Argentine GAAP.

	Unaudited Pro Forma Year ended June 30,
	2008 Ps.	2007 Ps.
Revenues	640,231,300	483,308,871
Costs	(231,240,328)	(168,122,207)

Gross profit	408,990,972	315,186,664
Selling expenses	(136,521,980)	(84,311,995)
Administrative expenses	(108,923,082)	(79,872,872)
Net income from retained interest in securitized receivables	(1,261,126)	3,253,789
Gain from recognition of inventories at net realizable value	185,160	545,400

Operating income	162,469,944	154,800,986
Loss in equity investee	(14,075)	(678,569)
Amortization of goodwill	(2,202,013)	(4,366,356)
Financial results, net	(13,387,838)	(19,466,411)
Other expenses, net	8,775,004	(3,347,466)

Income before taxes	155,641,022	126,942,184
Income tax expense	(76,468,463)	(56,207,483)
Minority interest	2,833,741	(5,444,341)

Net income	82,006,300	65,290,360

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In Argentine Pesos, except as otherwise indicated)

20.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Goodwill, net

d.	Allowances and provisions

e.	Cost of leases and services, credit card operations and others

f.	Foreign currency assets and liabilities

g.	Other expenses

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

a.	Fixed assets, net

	Original value										Depreciation										Net carrying value as of June 30
													Current year
Principal account	Value as of beginning of year		Additions		Deductions		Transfers		Value as of end of year		Accumulated as of beginning of year		Deductions		Additions		Amount		Accumulated as of end of year		2008		2007
Properties:
Shopping Centers:
-Abasto	Ps.	252,589,339	Ps.	666,425	Ps.	—	Ps.	1,410,497	Ps.	254,666,261	Ps.	71,663,613	Ps.	—	Ps.	—	Ps.	8,277,330	Ps.	79,940,943	Ps.	174,725,318		Ps. 180,925,726
-Alto Palermo		407,277,023		1,233,658		—		13,124,349		421,635,030		231,759,828		—		—		19,362,269		251,122,097		170,512,933		175,517,195
-Alto Avellaneda		173,510,623		1,261,854		—		19,733,143		194,505,620		88,325,783		—		—		10,274,640		98,600,423		95,905,197		85,184,840
-Paseo Alcorta		106,571,231		898,636		—		420,391		107,890,258		47,716,189		—		—		4,167,176		51,883,365		56,006,893		58,855,042
-Alto Noa		43,307,958		2,980		—		78,725		43,389,663		16,267,694		—		—		2,082,634		18,350,328		25,039,335		27,040,264
-Buenos Aires Design		48,971,782		4,750		—		4,750		48,981,282		32,938,536		—		—		2,474,369		35,412,905		13,568,377		16,033,246
-Patio Bullrich		160,093,133		1,607,139		—		1,100,412		162,800,684		57,614,534		—		—		7,122,881		64,737,415		98,063,269		102,478,599
-Alto Rosario		91,494,342		316,398		(396,640)		212,714		91,626,814		5,808,959		—		—		2,671,084		8,480,043		83,146,771		85,685,383
-Mendoza Plaza Shopping		116,384,727		3,764,209		—		(649,285)		119,499,651		27,380,450		—		—		3,755,963		31,136,413		88,363,238		89,004,277
-Neuquén		10,321,481		—		—		—		10,321,481		—		—		—		—		—		10,321,481		10,321,481
-Panamerican Mall		149,066,729		10,436,120		—		—		159,502,849		—		—		—		—		—		159,502,849		149,066,729
-Empalme		93,385,972		—		—		—		93,385,972		17,889,212		—		—		4,310,630		22,199,842		71,186,130		75,496,760
Other		9,770,088		23,109,043		—		(23,109,043)		9,770,088		910,211		—		—		441,709		1,351,920		8,418,168		8,859,877
Leasehold improvements		9,169,089		1,284,932		(604,468)		—		9,849,553		6,466,735		(278,514)		—		1,332,340		7,520,561		2,328,992		2,702,354
Facilities		42,366,725		3,646,679		—		2,164,155		48,177,559		26,626,665		—		—		2,948,490		29,575,155		18,602,404		15,740,060
Furniture and fixtures		21,997,459		5,510,915		—		1,050,439		28,558,813		15,414,865		—		—		2,131,168		17,546,033		11,012,780		6,582,594
Vehicles		258,693		—		—		—		258,693		208,212		—		—		25,239		233,451		25,242		50,481
Computer equipment		28,206,260		1,314,073		(14,981)		1,560		29,506,912		22,555,083		—		—		3,264,061		25,819,144		3,687,768		5,651,177
Software		14,217,802		1,079,547		—		—		15,297,349		9,978,694		—		—		1,792,644		11,771,338		3,526,011		4,239,108
Suppliers advances		36,881,982		73,128,158		(93,086)		(49,891,678)		60,025,376		—		—		—		—		—		60,025,376		36,881,982
Work-in-progress:
-Rosario		40,532		196,906		—		(237,438)		—		—		—		—		—		—		—		40,532
-Abasto		333,504		813,855		(4,011)		(719,027)		424,321		—		—		—		—		—		424,321		333,504
-Avellaneda		4,479,238		9,278,865		(2,500)		(13,390,275)		365,328		—		—		—		—		—		365,328		4,479,238
-Alto Palermo		—		17,947,818		—		(12,171,695)		5,776,123		—		—		—		—		—		5,776,123		—
-Caballito		—		—		—		—		—		—		—		—		—		—		—		—
-Neuquén		1,980,319		566,252		—		43,504		2,590,075		—		—		—		—		—		2,590,075		1,980,319
-Buenos Aires Design		48,267		3,346		—		(3,346)		48,267		—		—		—		—		—		48,267		48,267
-Leasehold improvements		598,474		—		—		—		598,474		597,884		—		—		590		598,474		—		590
-Patio Bullrich		657,916		2,199,531		(208,437)		578,628		3,227,638		—		—		—		—		—		3,227,638		657,916
-Paseo Alcorta		5,576,589		10,685,386		(94,425)		(30,023)		16,137,527		—		—		—		—		—		16,137,527		5,576,589
-Tarshop		41,938		2,607,441		—		(111,829)		2,537,550		—		—		—		—		—		2,537,550		41,938
-Mendoza Plaza Shopping S.A.		—		—		—		—		—		—		—		—		—		—		—		—
-Empalme		11,450		1,622,508		—		(356,002)		1,277,956		—		—		—		—		—		1,277,956		11,450
-Panamerican Mall		18,539,679		94,600,431		—		10,717,953		123,858,063		—		—		—		—		—		123,858,063		18,539,679
-Alto Noa		—		78,725		—		(78,725)		—		—		—		—		—		—		—		—
-Office property		—		2,097,586		—		235,135		2,332,721		—		—		—		—		—		2,332,721		—
Other		—		—		—		—		—		—		—		—		—		—		—		—

Total as of June 30, 2008	Ps.	1,848,150,344		271,964,166	Ps.	(1,418,548)	Ps.	(4)(49,872,011)	Ps.	2,068,823,951	Ps.	680,123,147	Ps.	(278,514)	Ps.	—	Ps.	(3)76,435,217	Ps.	756,279,850	Ps.	1,312,544,101	Ps.	—

Total as of June 30, 2007	Ps.	1,504,137,283		284,547,996	Ps.	(447,195)	Ps.	(1)59,912,260	Ps.	1,848,150,344	Ps.	589,188,159	Ps.	(341,166)	Ps.	23,178,185	Ps.	(2)68,097,969	Ps.	680,123,147	Ps.	—	Ps.	1,168,027,197

(1)	Corresponds to the transfer of General Paz plot of land from Other investments.
(2)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses”, except for Ps. 316,296 passed-through to tenants (See Note 20.g.).
(3)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses”, except for Ps. 335,806 passed-through to tenants (See Note 20.g.).
(4)	Corresponds to the transfer of Ps. 32,944,213 related to Patio Olmos and Ps. 16,927,798 related to Beruti plot of land to Other investments.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

b.	Intangible assets, net

	Original value						Amortization								Net carrying value as of June 30,
									Current year
Principal account	Value as of beginning of year		Deductions		Value as of end of year		Accumulated as of beginning of year		Increase (Decrease)		Amount (1)		Accumulated as of end of year		Impairment		2008		2007
Trademarks	Ps.	586,002	Ps.	—	Ps.	586,002	Ps.	463,002	Ps.	—	Ps.	56,112	Ps.	519,114	Ps.	—	Ps.	66,888	Ps.	122,720
Preoperating expenses.		8,583,939		—		8,583,939		6,992,732		—		491,899		7,484,631		—		1,099,308		1,591,207

Total as of June 30, 2008	Ps.	9,169,941	Ps.	—	Ps.	9,169,941	Ps.	7,455,734	Ps.	—	Ps.	548,011	Ps.	8,003,745	Ps.	—	Ps.	1,166,196	Ps.	—

Total as of June 30, 2007	Ps.	15,239,713	Ps.	(6,069,772)	Ps.	9,169,941	Ps.	12,017,075	Ps.	(6,069,772)	Ps.	1,508,431	Ps.	7,455,734	Ps.	280	Ps.	—	Ps.	1,713,927

(1)	The allocation of annual amortization charges in the statements of income is included in “Other expenses” (Note 20.g).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

c.	Goodwill, net

	Original value					Amortization					Net carrying value as of June 30,
Principal account	Value as of beginning of year	Additions		Value as of end of year		Accumulated as of beginning of year		Amount		Accumulated as of end of year	2008		2007
-Old Alto Palermo	Ps.24,628,438	Ps.	—	Ps.	24,628,438	Ps	24,012,718	Ps.	615,720	Ps.24,628,438	Ps.	—	Ps.	615,720
-Tarshop	2,422,536		—		2,422,536		2,180,293		242,243	2,422,536		—		242,243
-Fibesa	21,217,024		—		21,217,024		14,715,008		2,053,288	16,768,296		4,448,728		6,502,016
-Ersa	(579,074)		—		(579,074)		(93,399)		(74,719)	(168,118)		(410,956)		(485,675)
-Empalme	(10,670,507)		—		(10,670,507)		(317,261)		(634,519)	(951,780)		(9,718,727)		(10,353,246)
-Mendoza	—		(6,314,455)		(6,314,455)		—		—	—		(6,314,455)		—

Total as of June 30, 2008	Ps.37,018,417	Ps.	(6,314,455)	Ps.	30,703,962	Ps.	40,497,359	Ps.	(1)2,202,013	Ps.42,699,372	Ps.	(11,995,410)	Ps.	—

Total as of June 30, 2007	Ps.47,688,924	Ps.	(10,035,536)	Ps.	37,653,388	Ps.	36,131,003	Ps.	(2)5,001,327	Ps.41,132,330	Ps.	—	Ps.	(3,478,942)

(1)	The allocation of annual amortization charges in the statements of income is included in “Amortization of goodwill”.
(2)	The allocation of annual amortization charges in the statements of income is included in “Amortization of goodwill”, except for Ps. 634,971 shown in Note 8 (Other expenses, net - Others).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

d.	Allowances and provisions

	Balances as of beginning of year						Carrying value as of June 30,
Item			Additions		Deductions		2008		2007		2006
Deducted from current assets:
Allowance for doubtful accounts	Ps.	53,414,683	Ps.	(1)61,602,985	Ps.	(6)(14,158,487)	Ps.	100,859,181	Ps.	53,414,683	Ps.	43,435,193
Impairment of investments		—		(4) 11,423,228		—		11,423,228		—		—
Impairment of inventory		104,402		(3) 31,821		(7)(54,198)		82,025		104,402		205,599

Total as of June 30, 2008	Ps.	53,519,085	Ps.	73,058,034	Ps.	(14,212,685)	Ps.	112,364,434	Ps.	—	Ps.	—

Total as of June 30, 2007	Ps.	43,640,792	Ps.	33,887,501	Ps.	(24,009,208)	Ps.	—	Ps.	53,519,085	Ps.	—

Total as of June 30, 2006	Ps.	37,367,227	Ps.	13,378,925	Ps.	(7,105,360)	Ps.	—	Ps.	—	Ps.	43,640,792

Deducted from non-current assets:
Allowance for doubtful accounts	Ps.	1,954,545	Ps.	(1) 998	Ps.	—	Ps.	1,955,543	Ps.	1,954,545	Ps.	1,332,818
Allowance for doubtful mortgage receivable		2,208,275		—		—		2,208,275		2,208,275		2,208,275
Impairment of fixed assets		—		—		—		—		—		2,153,984
Impairment of intangible assets		280		—		(8)(280)		—		280		362
Impairment of non-current investments		172,000		(4) 576,627		(3)(70,700)		677,927		172,000		190,000

Total as of June 30, 2008	Ps.	4,335,100	Ps.	577,625	Ps.	(70,980)	Ps.	4,841,745	Ps.	—	Ps.	—

Total as of June 30, 2007	Ps.	5,885,439	Ps.	621,727	Ps.	(2,172,066)	Ps.	—	Ps.	4,335,100	Ps.	—

Total as of June 30, 2006	Ps.	17,102,959	Ps.	553,961	Ps.	(11,771,481)	Ps.	—	Ps.	—	Ps.	5,885,439

Included in current liabilities:
Provision for contingencies	Ps.	733,400	Ps.	(2) 122,699	Ps.	(5)(200,562)	Ps.	655,537	Ps.	733,400	Ps.	506,714

Total as of June 30, 2008	Ps.	733,400	Ps.	122,699	Ps.	(200,562)	Ps.	655,537	Ps.	—	Ps.	—

Total as of June 30, 2007	Ps.	506,714	Ps.	226,686	Ps.	—	Ps.	—	Ps.	733,400	Ps.	—

Total as of June 30, 2006	Ps.	2,032,500	Ps.	506,714	Ps.	(2,032,500)	Ps.	—	Ps.	—	Ps.	506,714

Included in non-current liabilities:
Provision for contingencies	Ps.	12,441,286	Ps.	(2) 2,164,947	Ps.	(5)(6,793,666)	Ps.	7,812,567	Ps.	12,441,286	Ps.	10,667,309

Total as of June 30, 2008	Ps.	12,441,286	Ps.	2,164,947	Ps.	(6,793,666)	Ps.	7,812,567	Ps.	—	Ps.	—

Total as of June 30, 2007	Ps.	10,667,309	Ps.	5,148,304	Ps.	(3,374,327)	Ps.	—	Ps.	12,441,286	Ps.	—

Total as of June 30, 2006	Ps.	10,606,121	Ps.	791,469	Ps.	(730,281)	Ps.	—	Ps.	—	Ps.	10,667,309

(1)	Included in Note 20.g. - Other expenses.
(2)	Ps. 1,977,045 included in Note 20.g. – Other expenses and Ps. 310,601 included in Note 8 - Other expenses, net.
(3)	Included in Note 7 – Financial results, net.
(4)	Included in Net (loss) income from retained interest in securitized receivables.
(5)	Ps. 5,770,255 included in Note 8 – Other expenses, net; Ps. 1,221,723 related to utilization of the year and Ps. 2,250 included in Note 20.g. – Other expenses.
(6)	Related to applications for the provision of punishment of doubtful accounts.
(7)	Related to utilization of the year.
(8)	Related to amortization of the year.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

e.	Cost of leases and services, consumer financing and others

	Year ended June 30,
	2008		2007		2006
I. Cost of leases and services
Expenses (Note 20.g)		98,820,046		90,718,723		76,634,274

Cost of leases and services	Ps.	98,820,046	Ps.	90,718,723	Ps.	76,634,274

II. Cost of consumer financing
Expenses (Note 20.g)		129,025,175		76,250,947		43,933,220

Cost of consumer financing	Ps.	129,025,175	Ps.	76,250,947	Ps.	43,933,220

III. Cost of others
Inventory as of the beginning of the years	Ps.	7,292,187	Ps.	7,989,246	Ps.	18,936,565
Plus:
Purchases of the years		4,837,575		2,138,623		1,497,876
Expenses (Note 20.g)		192,381		1,331,794		449,350
Recovery / (Increase) of impairment of inventory (Note 20.d)		(31,821)		101,197		(205,599)
Write offs due to obsolescence		—		(1,598,755)		—
Transfers (1)		(4,856,780)		(1,878,420)		2,311,304
Gain from valuation of inventories at net realizable value		185,160		545,400		3,497,632
Less:
Inventory as of the end of the years		(4,039,234)		(7,292,187)		(7,989,246)

Cost of others	Ps.	3,579,468	Ps.	1,336,898	Ps.	18,497,882

Total cost	Ps.	231,424,689	Ps.	168,306,568	Ps.	139,065,376

(1)	For the year ended June 30, 2008, includes Ps. (4,151,627) related to transfers of the cost of marketing merchandise shown in Note 4.d. and Ps. (705,153) reclassified to other investments. For the year ended June 30, 2007, corresponds to transfers of the cost of marketing merchandise shown in Note 4.d. For the year ended June 30, 2006, includes Ps. (1,516,129) related to transfers of the cost of marketing merchandise shown in Note 4.d. and Ps. 3,827,433 reclassified to other investments.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

f.	Foreign currency assets and liabilities

					Total as of June 30,
Captions	Currency	Amount of foreign currency		Current exchange rate	2008		2007
Assets
Current assets
Cash and banks	US$		9,904,885	2.9850	Ps.	29,566,083	Ps.	11,308,831
Cash and banks	EURO		329,368	4.7011		1,548,392		1,270,161
Cash and banks	Libras		500	5,9446		2,972		—
Other investments, net	US$	(1)	19,600,607	2,9850		58,407,237		292,769,901
Accounts receivable, net	US$		1,140,305	2,9850		3,403,810		6,486,727
Other receivables and prepaid expenses, net	US$		118,925	2,9850		354,994		—

Total current assets					Ps.	93,283,488	Ps.	311,835,620

Non current assets
Accounts receivable, net	US$		277,666	2,9850	Ps.	828,833	Ps.	286,729
Other receivables and prepaid expenses, net	US$		57,298	2,9850		171,035		137,229
Other investments, net	US$		600,000	2,9850		1,791,000		1,108,239

Total non-current assets						2,790,868		1,532,197

Total assets as of June 30, 2008					Ps.	96,074,356	Ps.	—

Total assets as of June 30, 2007					Ps.	—	Ps.	313,367,817

Liabilities
Current liabilities
Trade accounts payable	US$		6,121,172	3.0250	Ps.	18,516,545	Ps.	1,009,976
Trade accounts payable	EURO		4,600	4,7644		21,916		—
Short-term debt	US$		12,210,032	3.0250		36,935,346		22,924,215
Customer advances	EURO		—	4.7644		—		2,510,520
Customer advances	US$		131,652	3,0250		398,247		—
Related parties	US$		—	3.0250		—		959,195
Other Liabilities	US$		105,562	3.0250		319,322		618,445

Total current liabilities					Ps.	56,191,376	Ps.	28,022,351

Non current liabilities
Trade accounts payable	US$		—	3.0250	Ps.	—	Ps.	20,804
Long-term debt	US$		171,344,798	3.0250		518,318,014		523,422,000
Other Liabilities	US$		—	3.0250		—		536,023

Total non-current liabilities					Ps.	518,318,014	Ps.	523,978,827

Total liabilities as of June 30, 2008					Ps.	574,509,390	Ps.	—

Total liabilities as of June 30, 2007					Ps.	—	Ps.	552,001,178

(1)	Includes US$ 45,000 valuated at fair market value (Ps. 33,750).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20.	Other financial statement information (continued)

g.	Other expenses

	Expenses																		Total as of June 30, 2008		Total as of June 30, 2007		Total as of June 30, 2006
Items	Cost of others		Cost of consumer financing		Cost of leases and services		Cost of pass- through expenses		Cost of collective promotion fund		Cost of expenses recovery		Subtotal cost		Administrative		Selling
Depreciation and amortization	Ps.	—	Ps.	1,930,065	Ps.	72,829,499	Ps.	312,511	Ps.	23,295	Ps.	(335,806)	Ps.	74,759,564	Ps.	1,887,578	Ps.	—	Ps.	76,647,142	Ps.	69,290,022	Ps.	63,532,892
Salaries, bonuses and social security contributions		—		35,271,232		—		49,607,684		5,914,248		(55,521,932)		35,271,232		41,062,617		8,063,946		84,397,795		58,905,024		34,749,462
Taxes, rates, contributions and services		16,452		23,346,410		73,294		19,346,379		1,820,168		(21,166,547)		23,436,156		14,905,098		30,183,015		68,524,269		49,189,930		31,359,068
Advertising		—		—		—		65,529		36,571,939		(36,637,468)		—		—		32,818,466		32,818,466		27,833,164		16,507,341
Fees for directors		—		—		—		—		—		—		—		12,474,512		—		12,474,512		11,751,793		8,883,474
Common area maintenance expenses		—		—		13,182,036		599,647		—		(599,647)		13,182,036		—		—		13,182,036		12,135,362		9,786,049
Fees and payments for services		100,666		15,541,465		—		6,123,047		32,900		(6,155,947)		15,642,131		25,549,801		384,018		41,575,950		27,722,140		17,364,094
Commissions		—		46,531,837		—		32		—		(32)		46,531,837		—		11		46,531,848		22,073,072		10,743,807
Parking		—		—		5,620,791		—		—		—		5,620,791		—		—		5,620,791		4,218,640		3,738,333
Allowance for doubtful accounts		—		—		—		—		—		—		—		—		61,603,983		61,603,983		24,006,543		10,897,356
Rental		—		1,057,906		—		1,417,610		100,378		(1,517,988)		1,057,906		4,514,787		—		5,572,693		4,338,452		3,596,502
Maintenance, repairs, cleaning and security		2,410		868,140		4,877,444		32,312,236		98,070		(32,410,306)		5,747,994		945,487		—		6,693,481		8,166,553		1,544,708
Insurance		—		1,766,993		—		1,106,025		34,771		(1,140,796)		1,766,993		2,107,104		—		3,874,097		2,925,865		1,597,308
Stationery		—		1,170,662		—		2,206,967		125,740		(2,332,707)		1,170,662		1,717,461		—		2,888,123		2,555,429		1,654,961
Personnel		—		1,477,293		—		3,694,423		276,642		(3,971,065)		1,477,293		2,096,876		—		3,574,169		3,392,078		1,094,036
Freight and transportation		—		—		—		610,275		143,366		(753,641)		—		99,915		—		99,915		86,648		90,743
Regulatory Authority expenses		—		—		—		—		—		—		—		188,900		—		188,900		211,076		137,145
Bank charges		—		—		—		5,352		—		(5,352)		—		858,285		—		858,285		499,592		366,426
Municipal taxes		—		—		262,187		—		—		—		262,187		—		—		262,187		—		—
Contingencies		—		—		1,974,795		—		—		—		1,974,795		—		—		1,974,795		322,889		964,514
Training expenses		—		—		—		—		—		—		—		—		1,258,215		1,258,215		—		304,401
Other services		—		—		—		436,663		787		(437,450)		—		—		—		—		646,208		242,361
Indemnity		—		—		—		5,005		325		(5,330)		—		—		385,090		385,090		370,995		212,406
Other		72,853		63,172		—		246,559		5,151		(251,710)		136,025		514,661		1,825,236		2,475,922		1,844,856		1,327,855
Expenses recovery		—		—		—		(118,095,944)		(45,147,780)		163,243,724		—		—		—		—		—		—

Total as of June 30, 2008	Ps.	192,381	Ps.	129,025,175	Ps.	98,820,046	Ps.	—	Ps.	—	Ps.	—	Ps.	228,037,602	Ps.	108,923,082	Ps.	136,521,980	Ps.	473,482,664	Ps.	—	Ps.	—

Total as of June 30, 2007	Ps.	1,331,794	Ps.	76,250,947	Ps.	90,718,723	Ps.	—	Ps.	—	Ps.	—	Ps.	168,301,464	Ps.	79,872,872	Ps.	84,311,995	Ps.	—	Ps.	332,486,331	Ps.	—

Total as of June 30, 2006	Ps.	449,350	Ps.	43,933,220	Ps.	76,634,274	Ps.	—	Ps.	—	Ps.	—	Ps.	121,016,844	Ps.	52,773,070	Ps.	46,905,328	Ps.	—	Ps.	—	Ps.	220,695,242