Form 20-F
period 2009-06-30
ALTO PALERMO SA APSA
filed 2009-12-30
CIK 1128173

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2009

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

Gabriel Blasi – CFO

Tel + (54 11) 4323 7449

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of the issuer’s common stock as of June 30, 2009 was 782,064,214

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

ALTO PALERMO S.A. (APSA)

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in Latin America and in the United States of America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	inflation;

•	interest rates;

•	government regulation;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations and declines in the value of Argentine public debt;

•	competition in the shopping center and related industries;

•	deterioration in regional and national business and economic conditions in Argentina;

•	fluctuations and declines in the exchange rate of the Peso; and

•	the risk factors discussed under “Risk Factors.”

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

CERTAIN MEASUREMENTS AND TERMS

As used throughout this annual report, the terms “Alto Palermo”, the “Company”, “we”, “us”, and “our” refer to Alto Palermo S.A. (APSA), together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

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

This annual report contains our audited consolidated financial statements as of June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008 and 2007 (our consolidated financial statements). Our consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm whose report is included herein.

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

Resolution CD 93/2005, issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary but allowed a one-time accommodation to continue treating those differences as permanent. As a result, we elected to continue treating differences as permanent. In addition, the new standards provided for the recognition of deferred income taxes on a non-discounted basis.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the exchange rate quoted by the Central Bank for June 30, 2009, which was Ps.3.797 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2005, 2006, 2007, 2008 and 2009 are to the fiscal years ended June 30, 2005, 2006, 2007, 2008 and 2009, respectively.

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

A. Selected consolidated financial data

The following selected consolidated financial data has been derived from our audited consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our Audited Consolidated Financial Statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended June 30, 2009, 2008 and 2007 and the selected consolidated balance sheet data as of June 30, 2009 and 2008 have been derived from our Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

The selected consolidated statement of income data for the years ended June 30, 2006 and 2005 and the selected consolidated balance sheet data as of June 30, 2007 and 2006 have been derived from our Audited Consolidated Financial Statements as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005 which are not included herein.

The selected consolidated balance sheet data as of June 30, 2005 has been derived from our Audited Consolidated Financial Statements as of June 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004, which are not included herein.

Certain reclassifications have been made to the Audited Consolidated Financial Statements as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005, and to the audited consolidated financial statements as of June 30, 2006 and 2005 and for the years ended June 30, 2006, 2005 and 2004 in order to conform to the presentation of the Consolidated Financial Statements.

The management of our subsidiary Tarshop S.A. (“Tarshop”) has reassessed the method for allocating its expenses between “Costs”, “Selling expenses” and “Administrative expenses”. This change was made taking into account the expansion of the company’s commercial force driven by its commercial strategy, which has led to an increase in the loan portfolio and in the number of branches. Consequently, as a result of a study mainly based on the distribution of the number of employees assigned to each task, expenses have been allocated on the basis of that structure, which according to management projections and representations will be maintained in the future. Below is a detail of the captions affected at year end:

	As of June 30, 2008		As of June 30, 2007		As of June 30, 2006		As of June 30, 2005
	As adjusted	As originally issued	As adjusted	As originally issued	As adjusted	As originally issued	As adjusted	As originally issued
Costs	(205,987)	-231,425	-151,766	-168,307	-129,162	-139,065	-87,077	-92,510
Gross profit	434,167	408,729	331,465	314,925	232,194	222,291	143,080	137,647
Selling expenses	(219,833)	-136,522	-139,452	-84,312	-79,291	-46,905	-42,985	-24,774
Administrative expenses	-51,050	-108,923	-41,274	-79,873	-30,290	-52,773	-19,098	-31,875

References to fiscal years 2005, 2006, 2007, 2008 and 2009 are to the fiscal years ended June 30, 2005, 2006, 2007, 2008 and 2009, respectively:

	As of and for the year ended June 30(1)
	2009	2009	2008	2007	2006	2005
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
STATEMENT OF OPERATIONS DATA
Argentine GAAP
Revenues:
Leases and services	104,486	396,733	345,395	270,132	215,003	165,478
Consumer financing	62,372	236,827	291,030	212,965	122,969	64,558
Others	2,372	9,005	3,729	134	23,384	121
Total revenues	169,230	642,565	640,154	483,231	361,356	230,157
Costs	(62,817)	(238,517)	(205,987)	(151,766)	(129,162)	(87,077)
Gross profit (loss):
Leases and services	75,800	287,811	246,575	179,413	138,369	96,274
Consumer financing	29,819	113,221	187,442	153,255	88,938	46,889
Others	794	3,016	150	(1,203)	4,887	(83)
Total gross profit	106,413	404,048	434,167	331,465	232,194	143,080
Selling expenses	(54,506)	(206,958)	(219,833)	(139,452)	(79,292)	(42,985)
Administrative expenses	(16,026)	(60,851)	(51,050)	(41,274)	(30,290)	(19,098)
Net (loss) income from retained interest in securitized receivables	(12,118)	(46,012)	(1,261)	3,255	2,625	424
Gain from recognition of inventories at net realizable value	—	—	185	545	3,498	—
Operating income (loss):
Leases and services	56,830	215,780	183,250	127,052	96,658	68,298
Consumer financing	(33,830)	(128,452)	(22,053)	30,678	24,411	13,493
Others	763	2,899	1,011	(3,191)	7,666	(370)
Total operating income	23,763	90,227	162,208	154,539	128,735	81,421
Loss on equity investees	—	—	(14)	(679)	(678)	(706)
Amortization of goodwill, net	(404)	(1,531)	(2,202)	(4,366)	(4,740)	(4,827)
Financial results, net(3)	(28,675)	(108,879)	(13,388)	(19,466)	(15,634)	2,411
Other income (expenses), net	863	3,275	8,775	(3,348)	(9,762)	(7,382)
(Loss) income before taxes and minority interest	(4,453)	(16,908)	155,379	126,680	97,921	70,917
Income tax expense	(4,420)	(16,782)	(76,514)	(56,252)	(48,458)	(33,617)
Minority interest	3,063	11,630	1,105	(6,371)	(4,784)	(4,045)
Total net (loss) income	(5,810)	(22,060)	79,970	64,057	44,679	33,255
Basic net (loss) income per common share	(0.01)	(0.03)	0.10	0.08	0.06	0.04
Basic net (loss) income per ADS	(0.30)	(1.13)	4.09	3.28	2.29	1.71
Diluted net income per common share(8)	(0.01)	(0.03)	0.04	0.03	0.03	0.02
Diluted net income per ADS	0.06	0.23	1.56	1.32	1.12	0.73
Number of shares outstanding	782,064	782,064	782,064	782,064	781,963	780,424

U.S. GAAP
Revenues(4)	216,046	820,329	774,395	594,721	450,012	294,635
Costs(4)	(112,623)	(427,630)	(339,084)	(256,705)	(212,881)	(146,864)
Gross profit	103,423	392,699	435,311	338,016	237,131	147,771
Selling expenses	(49,808)	(189,120)	(203,294)	(133,963)	(85,494)	(42,492)
Administrative expenses	(15,480)	(58,776)	(48,730)	(40,555)	(30,043)	(19,042)
Net (loss) income from retained interest in securitization receivables	(11,233)	(42,652)	(12,460)	(1,635)	(13,877)	2,579
Loss from recognition of inventories at net realizable value	(677)	(2,569)	—	—	—	—
Operating income	26,225	99,582	170,827	161,863	107,717	88,816
Loss on equity investees	(4,776)	(18,135)	(14)	(1,750)	(1,314)	(1,132)
Amortization of goodwill	273	1,037	—	—	—	—
Financials results, net	(42,485)	(161,314)	2,662	(25,739)	(25,302)	(18,376)
Other income (expenses), net	585	2,223	(2,922)	(6,274)	(3,210)	(6,025)
(Loss) income before taxes and minority interest	(20,176)	(76,607)	170,553	128,100	77,891	63,283
Income tax expense	(11,239)	(42,674)	(58,959)	(46,859)	(28,235)	(22,494)
Minority interest	(305)	(1,158)	(2,121)	(5,499)	(2,648)	(4,620)
Net (loss) income	(31,720)	(120,439)	109,473	75,742	47,008	36,169

BALANCE SHEET DATA
Argentine GAAP
Current Assets:
Cash and banks and other investments, net	54,700	207,693	361,276	517,239	70,473	66,674
Accounts receivable, net	61,200	232,376	175,847	154,209	104,820	56,416
Other receivables and prepaid expenses, net	19,377	73,572	53,459	49,105	30,422	31,855
Inventory, net	188	715	652	7,292	7,989	888

	As of and for the year ended June 30(1)
	2009	2009	2008	2007	2006	2005
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
Total current assets	135,465	514,356	591,234	727,845	213,704	155,833
Non-Current Assets:
Accounts receivable, net	1,383	5,253	10,128	41,968	32,540	7,699
Other receivables and prepaid expenses, net	40,267	152,894	57,706	32,131	13,254	11,403
Inventory, net	2,905	11,031	3,387	—	—	18,048
Fixed assets, net	416,572	1,581,723	1,312,544	1,168,027	912,795	949,137
Investments	—	—	—	—	130	808
Other investments, net	46,579	176,860	267,924	125,504	167,843	83,705
Intangible assets, net	4,086	15,514	1,166	1,714	3,222	4,385
Goodwill, net	(1,611)	(6,116)	(11,995)	(3,479)	11,558	16,877
Total non-current assets	510,181	1,937,159	1,640,860	1,365,865	1,141,342	1,092,062
Total Assets	645,646	2,451,515	2,232,094	2,093,710	1,355,046	1,247,895
Current Liabilities:
Trade accounts payable	56,285	213,715	227,341	184,459	105,719	51,531
Short-term debt	62,108	235,824	105,993	78,898	93,431	58,639
Salaries and social security payable	6,283	23,857	24,018	19,599	10,885	8,444
Taxes payable	33,065	125,546	60,979	44,715	23,762	10,995
Customer advances	20,206	76,721	68,306	58,548	48,053	36,307
Dividends payable	—	—	—	926	—	39
Other liabilities	979	3,718	20,536	15,463	11,200	10,575
Total debts	178,926	679,381	507,173	402,608	293,050	176,530
Provisions	264	1,004	656	733	507	2,032
Total current liabilities	179,190	680,385	507,829	403,341	293,557	178,562
Non-Current Liabilities:
Trade accounts payable	5,183	19,681	3,241	21	1,010	3,603
Long-term debt	182,284	692,134	662,302	678,752	146,780	175,140
Taxes payable	14,999	56,952	30,234	27,661	13,707	8,464
Customer advances	24,632	93,528	84,092	65,725	41,535	39,263
Other liabilities	3,931	14,926	10,427	10,434	10,959	13,830
Total debts	231,029	877,221	790,296	782,593	213,991	240,300
Provisions	1,446	5,492	7,813	12,441	10,667	10,606
Total non-current liabilities	232,475	882,713	798,109	795,034	224,658	250,906
Total Liabilities	411,665	1,563,098	1,305,938	1,198,375	518,215	429,468
Minority interest	32,280	122,559	78,000	71,428	29,990	27,419
(Accumulated deficit) retained earnings	(5,810)	(22,060)	79,970	64,057	106,611	92,594
Shareholders’ Equity	201,701	765,858	848,156	823,907	806,841	791,008

BALANCE SHEET DATA
U.S. GAAP
Current Assets:
Cash and banks and other investments, net	49,934	189,600	360,413	518,655	70,093	69,474
Accounts receivable, net	49,135	186,565	129,466	136,111	94,312	55,748
Other receivables and prepaid expenses, net	35,425	134,507	100,357	72,873	45,562	37,107
Inventory, net	188	715	652	4,782	4,492	888
Total current assets	134,682	511,387	590,888	732,421	214,459	163,217
Non-Current Assets:
Accounts receivable, net	1,383	5,253	10,128	41,968	32,540	7,699
Other receivables and prepaid expenses, net	30,572	116,080	42,441	21,199	7,259	3,644
Inventory, net	2,189	8,312	3,237	—	—	18,048
Fixed assets, net	387,801	1,472,481	1,253,937	1,120,692	861,157	897,784
Investments	—	—	—	(4,434)	(814)	719
Other investments, net	46,579	176,860	262,636	128,605	167,843	83,705
Intangible assets, net	57	217	874	99	(762)	182
Goodwill, net	10,521	39,948	39,776	25,111	40,147	45,467
Total non-current assets	479,102	1,819,151	1,613,029	1,333,240	1,107,370	1,057,248
Total Assets	613,784	2,330,538	2,203,917	2,065,661	1,321,829	1,220,465
Current Liabilities:
Trade accounts payable	58,010	220,264	236,617	189,373	105,571	51,388
Short-term debt	62,108	235,824	105,626	78,811	93,356	58,639
Salaries and social security payable	6,177	23,453	23,418	19,251	10,746	8,408
Taxes payable	32,283	122,578	60,098	44,608	23,728	11,025
Customer advances	20,206	76,721	68,306	58,548	48,053	36,307
Related parties	—	—	(3,607)	1,497	387	88
Dividends payable	—	—	—	926	—	39
Other liabilities	1,454	5,521	20,536	15,463	11,278	10,575
Total debts	180,237	684,361	510,994	408,477	293,119	176,469
Provisions	264	1,004	656	734	507	2,033
Total current liabilities	180,502	685,365	511,650	409,211	293,626	178,502

	As of and for the year ended June 30(1)
	2009	2009	2008	2007	2006	2005
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
Non-Current Liabilities:
Trade accounts payable	5,183	19,681	3,241	21	1,010	3,603
Long-term debt	181,755	690,122	659,965	676,273	143,946	175,140
Taxes payable	43,255	164,241	138,471	157,312	151,026	155,502
Customer advances	24,632	93,528	84,092	65,725	41,535	39,264
Related parties	-1,933	(7,339)	—	—	—	—
Other liabilities	5,095	19,345	12,848	10,434	10,959	13,830
Total debts	257,987	979,578	898,617	909,765	348,476	387,339
Provisions	1,446	5,492	7,812	12,441	10,667	10,606
Total non-current liabilities	259,434	985,070	906,429	922,206	359,143	397,945
Total Liabilities	439,935	1,670,435	1,418,079	1,331,417	652,769	576,447
Minority interest	34,555	131,205	73,901	66,170	25,213	24,042
Shareholders’ Equity	139,294	528,898	711,937	668,074	643,847	619,976

CASH FLOW DATA
Argentine GAAP:
Net cash provided by operating activities	18,820	71,458	168,107	179,712	170,666	95,101
Net cash provided by (used in) investing activities	(78,657)	(298,662)	86,884	(622,291)	(124,024)	(61,477)
Net cash (used in) provided by financing activities	5,346	20,300	(46,492)	433,563	(39,952)	(52,206)

U.S. GAAP:(6)
Net cash provided by operating activities	16,529	62,758	167,354	178,982	169,522	95,240
Net cash (used in) provided by investing activities	(78,657)	(298,662)	86,884	(622,291)	(124,024)	(61,390)
Net cash provided by (used in) financing activities	5,346	20,300	(46,492)	433,563	(39,952)	(52,206)
Effect of exchange rate changes on cash and cash equivalents	2,291	8,700	753	730	1,144	(226)

OTHER FINANCIAL DATA
Argentine GAAP:
Capital expenditures(5)	65,152	247,384	270,171	96,334	100,184	51,289
Depreciation and amortization (7)	24,947	94,725	79,185	74,608	68,574	63,434
Ratio of current assets to current liabilities	0.76	0.76	1.16	1.80	0.73	0.87
Ratio of non-current assets to total assets	0.79	0.79	0.74	0.65	0.84	0.88
Dividends per share	0.08	0.08	0.07	0.06	0.04	0.02
Dividends per ADS	3.20	3.20	2.80	2.40	1.49	0.92
Working capital	(43,726)	(166,029)	83,405	324,504	(79,853)	(22,729)

(1)	In thousands of Pesos, except ratios. Includes adjustments for inflation through February 28, 2003. Totals may not sum due to rounding.
(2)	Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina as of June 30, 2009, which was Ps.3.797 per US$1.0 as of June 30, 2009. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.
(3)	Includes reversal of impairment losses, interest income, exchange differences and holding losses, interest income from related parties, interest expense, gain on repurchase of Series II Non-Convertible Notes, gain (loss) from derivative instruments and interest and exchange differences with related parties.
(4)	As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. We do not charge any mark up on reimbursable costs. These expenses are incurred and paid by us and then passed through to tenants as reimbursable costs. Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the financial statements. Under U.S. GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of operations. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet. Prior year amounts have been modified to reflect this disclosure difference.
(5)	Capital expenditures include the purchase of fixed assets (including facilities and equipment) and undeveloped parcels of land. Capital expenditures also include escrow deposits held in favor of third parties related to the acquisition of certain fixed assets.
(6)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of SFAS No. 95 under U.S. GAAP, for the years ending June 30, 2006 and 2005.
(7)	Corresponds to amortization and depreciation include in operating income.
(8)	For the year ended June 30, 2009, the computation of diluted income (losses) per share excludes the incremental shares form the assumed conversion of the Convertible Notes because their inclusion would be anti-dilutive.

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. As of December 11, 2009 the exchange rate was Ps.3.803=US$1.00 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. During the calendar year 2008 and the first semester of year 2009, the Central Bank has indirectly affected the exchange rate market, through active participation with the purpose of isolate the external shocks and to maintain a stable parity.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing
Fiscal year ended June 30, 2003	3.7400	2.7120	3.2565	2.8000
Fiscal year ended June 30, 2004	2.9510	2.7100	2.8649	2.9580
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9230	2.8670
Fiscal year ended June 30, 2006	3.0880	2.8590	3.0006	3.0860
Fiscal year ended June 30, 2007	3.1080	3.0480	3.0862	3.0930
Fiscal year ended June 30, 2008	3.1840	3.0160	3.1396	3.0250
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
July 2009	3.8100	3.6360	3.7825	3.8100
August 2009	3.8310	3.8030	3.8194	3.8310
September 2009	3.8340	3.8080	3.8222	3.8230
October 2009	3.8240	3.7990	3.8062	3.7990
November 2009	3.7990	3.7790	3.7908	3.7910
December 2009 (As of December 11, 2009)	3.7920	3.7790	3.7854	3.7800

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(3)	Average month-end closing exchange rates.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess capacity. The recovery, however, has resulted in inflation and has intensified the country’s need for capital investment, with many sectors, in particular the energy sector, operating near full capacity. Additionally, the global financial crisis and economic downturn has had a significant adverse impact on the country’s performance and could remain a factor in the foreseeable future. Commodities prices, particularly those related to Argentine exports such as soybean have declined significantly recently. Moreover, the country’s relative stability since 2002 has been affected recently, by increased political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration in the country’s economy situation would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso in January 2002 created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilizing in 2003. However, inflationary pressures have since reemerged with consumer prices increasing by 12.3% in 2005. In 2006, 2007 and 2008, inflation was 9.8%, 8.5% and 7.2%, respectively, in part due to actions implemented by the Argentine government to control inflation, which included limitations on exports and price arrangements agreed to with private sector companies. However, in spite of this decline in inflation, uncertainty surrounding future inflation may impact the country’s growth. According to the Argentine Statistics and Census Agency, or INDEC, consumer prices increased by 5.8% during the first ten months of 2009.

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

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists as well as the international and Argentine press have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing inflation. At the time that INDEC adopted this change in methodology; the Argentine government also replaced several key personnel at INDEC, prompting complaints of governmental interference from the technical staff at INDEC. In addition, the International Monetary Fund, or IMF, has requested that the government clarify its inflation rates. In June 2008, INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduces adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations. INDEC has indicated that it based its evaluation of spending habits on a study of a national household consumption survey from 2004 to 2005 in addition to other sources; however, the new index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other indexes published by INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports. In addition, if it is determined that it is necessary to correct the consumer price index and the other INDEC indexes derived from the consumer price index, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a materially adverse effect on our ability to access international credit markets at market rates to finance our operations.

Argentina’s ability to obtain financing from international markets is limited which may affect its ability to implement reforms and foster economic growth.

In the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The Argentine government announced that as a result of the restructuring, it had approximately US$126.6 billion in total outstanding debt remaining. Of this amount, approximately US$19.5 billion are defaulted bonds owned by creditors who did not participate in the restructuring of the external financial debt. As of June 30, 2009, the total outstanding debt was approximately US$140.6 billion.

Some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, and holdout creditors may initiate new suits in the future. Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion before the International Centre for the Settlement of Investment Disputes, or ICSID, alleging that certain government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. As of the date of this annual report, the ICSID has rendered decisions in eight cases, requiring the Argentine government to pay approximately US$ 1.0 billion plus interest in claims. In addition, the United Nations Commission on International Trade Law rendered an award against the Argentine government and ordered it to pay US$240 million plus interest and court costs. A group of bondholders that had not taken part in the restructuring of the Argentine sovereign debt sought international arbitration before the ICSID for the sum of US$4.4 billion.

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

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

The Argentine government has historically exercised significant influence over the country’s economy. Additionally, the country’s legal and regulatory frameworks have at times suffered radical changes, due to political influence and significant uncertainties.

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

The nationalization of Argentina’s pension funds has adversely affected local capital markets and may continue to do so.

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred the approximately Ps.94.4 billion (US$29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the government-run social security agency (ANSES).

Law No. 26,425 was supplemented, among others, by Decree No. 2103/2008 which describes the composition of the fund to be managed by the Argentine Government and the directions for the management thereof; in turn, Decree No. 2104/08 regulates the matters concerning the transfer to the Argentine Government of the contributions and all the documentation of the members of the capitalization regime retroactive as of December 1, 2008.

AFJPs were the largest participants in the country’s local capital market, leading the group of institutional investors. With the nationalization of their assets, the local capital market decreased in size and become substantially concentrated. In addition, the government became a significant shareholder in many of the country’s private companies, which will bring about consequences that are difficult to be measured as of to date.

As a result, access to liquidity may be further limited, funding costs may rise and the government may have greater influence over the operations of private companies. The nationalization of the AFJPs has adversely affected investor confidence in Argentina. In addition, we cannot assure you that the government will not take similar measures in the future that interfere with private sector businesses and adversely affect the economy in general, and/or our business in particular.

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

In December 2008 Law No. 26,476 introduced certain changes in the Argentine labor and tax regime. As part of these changes, a broad tax moratorium was declared and natural and legal persons falling under its scope were given the option to disclose their holdings in national and foreign currency and other assets, both in Argentina and abroad, for purposes of their entry to the country, subject to the payment of a tax as established in the law. Those falling under the scope of this law were not obliged to disclose to the Argentine Tax Authority (AFIP) the date of purchase of their holdings or the source of the funds with which they purchased them, and were released from any civil, commercial or criminal tax actions relating to those holdings. The period to disclose the holdings was effective from March 1, 2009 until August 31, 2009. Although the International Financial Action Group (GAFI) has not rendered an opinion in this regard, these actions could encourage the entry of money of doubtful origin, breaching the international regulations and commitments assumed by Argentina, which would in turn generate even more distrust in the local financial system.

Finally, Resolution No. 82/2009, the Ministry of Economy and Public Finance suspended during the term of the tax mentioned tax moratorium until September 2009, the statutory deposit required for bringing capital into Argentina, when it was destinated for any of the uses described in Section 27 (b), (c) and (d) of Law No. 26,476. Therefore, no deposit would be required when bringing capital into Argentina, pursuant to the terms of the tax moratorium, for the following purposes: (i) assets based in the country and holdings of local and foreign currency in Argentina; (ii) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina, allocated to the subscription of government securities issued by the Argentine government; (iii) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina by individuals, allocated to the purchase in Argentina of newly built properties or properties that have obtained the relevant work completion certificate; and (iv) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina, allocated to the building of new properties, completion of works in progress, funding of infrastructure works, real estate, agricultural, industrial, tourism and services investments in Argentina.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from approved and audited financial statements. However similar restrictions may be enacted by the Argentine government or the Central Bank again and, if this were to occur, it could have an adverse effect on the value of our common shares and the ADSs. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of ADSs.

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

The Argentine economy could be adversely affected by economic developments in other global markets, in particular if the global financial and economic recovery is interrupted.

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

In addition, Argentina is also affected by the economic conditions of major trade partners, such as Brazil, or countries such as the United States, that are significant trade partners and/or have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these countries, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be impacted by decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

In 2008, the global financial system experienced unprecedented volatility and disruption. As a result, the financial turmoil led to a significant tightening of credit, low levels of liquidity, extreme volatility in fixed income, credit, currency and equity markets and capital outflows away from emerging markets, including Argentina. This financial crisis has also produced an adverse impact on global economic conditions. Countries around the world experienced a significant deterioration in economic conditions, including the United States. However, in recent months, worldwide markets have experienced some sings of recovery. This reversal may have a negative impact on the Argentine economy, and could adversely affect the conditions in the country in the future.

If the decline in international prices for Argentina’s main commodity exports continues it could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the crisis at 2001 and 2002 has depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybean. High commodity prices have contributed significantly to government revenues from taxes on exports. In recent months, the prices of the commodities that Argentina exports have decline significantly. If commodity prices continue to decline, the growth of the Argentine economy could be adversely affected. Such occurrence would have a negative impact on the levels of government revenues, the government’s ability to service its debt and on our business.

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

Our ability to generate sufficient income from our properties and to service our debt and cover other expenses may be adversely affected by the following factors, among others, some of which we cannot control:

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

An adverse economic environment for real estate companies and credit crisis may adversely impact our results of operations and business prospects significantly.

The success of our business and profitability of our operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of available credit for acquisitions would be likely to constrain our business growth. As part of our business goals, we intend to increase our properties portfolio with strategic acquisitions of core properties at advantageous prices, and core plus and value added properties where we believe we can bring necessary expertise to enhance property values. In order to pursue acquisitions, we need access to equity capital and also debt financing. Current disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by current decreasing property values. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets presents itself in the future, there can be no assurances that government responses to the disruptions in the financial markets will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

The loss of significant tenants could adversely affect both the operating revenues and value of our properties

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

•

our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and

•

our investigation of a property or building prior to its acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

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

•	lease agreements must be for a minimum term of two years for residential properties and three years for retail property, except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years; and

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

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming. Historically, the heavy workload of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction. Historically, delinquency regarding our office rental space has been low, and we have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings or impose limits on lease prices, and in each such case they would likely have a material and adverse effect on our financial condition and results of operation.

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

•	we may be unable to obtain or may face delays in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations; and

•	we may incur in capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions; contractors’ claims for the enforcement

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

While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, we are nevertheless subject to risks associated with the construction of properties, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs, may exceed original estimates, possibly making the associated investment unprofitable. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results.

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

For the fiscal year ended June 30, 2009, 81.9% of our sales from leases and services were derived from properties in the City of Buenos Aires and the greater Buenos Aires metropolitan area. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the greater Buenos Aires metropolitan area, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

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

Some potential losses are not covered by insurance and/or certain kinds of insurance coverage may become prohibitively expensive.

We currently carry liability insurance for operations, liability insurance for Directors and Officers, against any risk of material damages and/or losses, including, and rental loss insurance on all of our properties.

Although we believe the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as terrorism and acts of war that generally are not insured under the insurance policies offered in the national market.

Should a loss occur as a result of the occurrence of any of the referred events, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In addition, we cannot assure you that we will be able to renew our insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive. Moreover, we do not purchase life or disability insurance for any of our key employees. If any of our key employees were to die or become incapacitated, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2009, our consolidated financial debt amounted to Ps.928.0 million (including accrued and unpaid interests and deferred financing costs).

Although we are generating sufficient funds from operating cash flows to satisfy our debt service requirements and our capacity to obtain new financing is adequate given the current availability of the credit lines with the Banks . We cannot assure you that we will maintain such cash flow and adequate financial capacity in the future.

The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. In addition, the recurrent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to capital and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last.

This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to react to market conditions, the real estate industry and economic downturns.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions (including the recent international credit crisis) and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations.

We may be negatively affected by a financial crisis in the U.S. and global capital markets.

We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities.

The capital and credit markets have experienced extreme volatility and disruption during the last couple of years. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of our company or the industry generally. We cannot assure that we will successfully obtain any necessary additional financing on favorable terms, or at all.

The recurrence of a credit crisis could have a negative impact on our major customers who in turn could materially adversely affect our results of operations and liquidity.

The recent credit crisis had a significant negative impact on businesses around the world. Although we believe that our cash provided by operations and available borrowing capacity under the current conditions, will provide us with sufficient liquidity, the impact of a crisis on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in the demand for leaseable spaces and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

We are subject to payment default risks due to our investments in credit card activities and personal loans through our subsidiary Tarshop.

As of June 30, 2009, we own a 93.4% interest in Tarshop, a company dedicated to the Consumer financing business that originates credit cards accounts and personal loans to promote sales from our tenants and other selected retailers. In addition, Tarshop owns 50% of Metroshop S.A.’s (“Metroshop”) stock capital. For the fiscal year ended June 30, 2009, Tarshop had net revenues of Ps236.8 million, representing 36.9% of our consolidated revenues for such period and incurred a net loss of Ps94.1 million.

The Consumer financing segment, in which Tarshop and its businesses take part may be adversely affected by defaults on credit card accounts and personal loans, defaults by card holders, difficulties enforcing collection of payments in court, fraudulent accounts and the writing off of past due receivables. Tarshop provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Due to the current credit crisis and other conditions, some customers experienced delays in payments and delinquency rates increased during the fiscal year ended June 30, 2009. Tarshop has increased the level of the allowance for doubtful accounts which amounts to Ps.79.1 million as of June 30, 2009. Tarshop is closely monitoring the delays, delinquency and uncollectibility rates.

The present rates of delinquency, collection proceedings and loss of receivables may vary and be affected by numerous factors beyond our control, which, among others, include:

•	adverse changes in the Argentine economy;

•	adverse changes in the regional economies;

•	political instability;

•	changes in regulations;

•	increases in unemployment; and

•	erosion of real and/or nominal salaries.

The factors described above and other factors may have an adverse effect on rates of delinquency, collections and receivables, any one or more of which could have a material adverse effect on the results of operations of Tarshop’s credit card and personal loan business. In addition, if our consumer financing business is adversely affected by any of the above factors, the quality of its securitized receivables is also likely to be adversely affected. Therefore, we could be adversely affected to the extent that we hold an interest in any such securitized receivables.

Tarshop’s accounts receivables, which consist of cash flows from consumer financing and personal loans, are placed into a number of trust accounts that securitize those receivables. Tarshop sells beneficial interests in these trust accounts through the sale of debt certificates, but remains a beneficiary of these trust accounts by holding Ps.147.0 million in equity certificates as of June 30, 2009.

The securitization market is still open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2009, Tarshop credit risk exposure is contractually limited to the subordinated retained interests representing Ps.147.0 million and Ps.7.8 million escrow reserves for losses. Due to the factors mentioned above, as of June 30, 2009, Tarshop recorded an other-than-temporary impairment charge of Ps.12.1 million to the retained interests to reflect current fair value.

We cannot assure you that collection of payments from credit card accounts and personal loans will be sufficient to distribute earnings to holders of participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation. We may also face higher liquidity risks on financial trusts.

Our subordinated interest in Tarshop’s securitized assets may have no value.

Through our subsidiary Tarshop, we participate in the consumer financing business. Tarshop operates in the issuance, processing and marketing of our own non-banking credit card called Tarjeta Shopping and grants personal loans. Tarshop’s accounts receivables which consist of cash flows from consumer financing and personal loans are placed into a number of financial trusts that securitize those receivables. These financial trusts issue trust debt securities which are placed through public offering, while Tarshop keeps a subordinated interest by holding participation certificates. Such participation certificates amounted to Ps.147.0 million as of June 30, 2009. The trust debt securities accrue variable interest rates, subject to floors and caps. As a result, the value of subordinated interests in Tarshop Financial Trust and Metroshop could be adversely affected by an increase in interest rates.

We cannot assure you that collection of payments from credit card accounts and personal loans will be sufficient to recover the participation certificates, which would reduce Tarshop’s earnings. In addition, local authorities might increase credit card or trust account regulations, negatively affecting Tarshop’s revenues and results of operation.

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

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection, antitrust and other requirements, all of which affect our ability to acquire land, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects. Maintaining our licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, cancellation of licenses, and revocation of authorizations. In addition, public authorities may issue new and stricter standards, or enforce or interpret existing laws and regulations in a more restrictive manner, which may force us to make expenditures to comply with such new rules. Development activities are also subject to risks relating to potential delays or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on our business.

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

Our ability to pay dividends is limited by law.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our audited financial statements prepared in accordance with Argentine GAAP.

Dividend restrictions in our subsidiaries’ debt agreements may adversely affect us.

We have subsidiaries and hence an important source of funds for us is cash dividends and other permitted payments from our subsidiaries. The debt agreements of our subsidiaries may contain covenants restricting their ability to pay dividends or make other distributions. If our subsidiaries are unable to make payments to our Company, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness.

We are controlled by two principal shareholders.

As of November 30, 2009, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) and Parque Arauco S.A. (“Parque Arauco”), our major shareholders, owned in the aggregate 92.9% of our capital stock. These principal shareholders control us and have significant influence on the election of our directors and the outcome of any action requiring shareholder approval. The number of shares beneficially owned by IRSA and Parque Arauco in the aggregate will increase by approximately 2,183,647,244 assuming full conversion of US$47.2 million of our outstanding Convertible Notes owned by IRSA and Parque Arauco.

We are dependent on our chairman, Eduardo S. Elsztain and certain other senior managers.

Our success, to a significant extent, on the continued employment of Eduardo S. Elsztain, Chairman of our board of directors, who has significant expertise and knowledge of our business and industry. The loss or interruption in of his services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by our Company.

Due to the currency mismatches between our assets and liabilities, we have significant currency exposure.

As of June 30, 2009, the majority of our liabilities, such as our Series I Notes and our convertible notes are denominated in U.S. dollars while our revenues and most of our assets as of June 30, 2009 are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

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

The ADS are freely transferable under U.S. securities laws, including shares sold to our affiliates. IRSA and Parque Arauco, which as of November 30, 2009 own approximately 92.9% of our common shares (or approximately 726,527,059 common shares which may be exchanged for an aggregate of 18,163,176 ADS), are free to dispose of any or all of their common shares or ADS at any time in their discretion. Sales of a large number of our common shares and/or ADS would likely have an adverse effect on the market price of our common shares and the ADS.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with generally accepted accounting principles in Argentina which differ in certain significant respects from U.S. GAAP. Consequently, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

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

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our securities would suffer negative consequences

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2009, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation-United States Taxation”) of our shares or ADS will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or ADSs at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

A. History and Development of the Company

General Information

Our legal name is “Alto Palermo S.A. (APSA)” and our commercial name is Alto Palermo Centros Comerciales. We were authorized and incorporated by Executive Decree issued by the Argentine Executive Branch on August 29, 1889, registered under No. 126 of Page 268 of Book IV (special), and registered in the Public Registry of Commerce of the City of Buenos Aires (as adapted to conform to law 19,550) on February 27, 1976 under No. 323 on Page 6 of Book 85, Volume A of Argentine Corporations. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our shares are listed and traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and our ADS on the NASDAQ. Our headquarters and principal executive offices are located at Moreno 877, 22nd Floor, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54-(11)-4344-4600. Our Depositary Agent for the ADS in the United States is Bank of New York whose address is 1258 Church Street Station, New York, New York 10286, and whose telephone is +1-(610)-312-5315. Our website is www.apsacc.com.ar. Information contained in or accesible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resources locator” and are for your information reference only. We assume no responsibility for the information contained on this site.

History

We were organized in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and, until 1984, we led the main fresh produce market in the City of Buenos Aires. Our most important asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely ceased operations. In July 1994, IRSA acquired a controlling interest in our company and, subsequently, we resumed real estate operations. Since then, we have continued to grow through a series of acquisitions and the development of our businesses. In April 1997, we merged with fourteen of our wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)” to “Alto Palermo S.A. (APSA)”. As of November 30, 2009, the largest beneficial owners of our capital stock are IRSA 63.3% and Parque Arauco with an aggregate shareholding of 29.6% of our common shares. Our remaining shares are owned by the public.

Significant acquisitions, dispositions and development of businesses

The following is a description of the most significant events in terms of acquisitions, divestitures, real estate barter transactions and other transactions which occurred during the years ended June 30, 2009, 2008 and 2007:

Fiscal Year ended June 30, 2009

New commercial development. Panamerican Mall S.A. (“Panamerican Mall”), a company organized in November 2006 between us and Centro Comercial Panamericano S.A. (“CCP”), with 80% and 20% interests, respectively, is currently developing a new commercial development comprising a shopping center, a hypermarket an office building in the Saavedra neighbourhood in Buenos Aires City. In May 2009, the “Dot Baires” and the hypermarket opened while multiplex cinema opened in early July. The office building is still under construction stage. The construction is being carried out by Constructora San José Argentina S.A., a company related to CCP. The percentage of completion of the work stood at 87% December 31, 2009.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 square meters, out of which 49,731 are square meters for the gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles. It is the shopping mall with the largest amount of square meters in Buenos Aires City.

As of June 30, 2009, our interest in Panamerican Mall stands at 80%.

Total income from leases for the fiscal year ended June 30, 2009, amounted to Ps.8,510. As of June 30, 2009, the occupation rate was 99.9%. Total contributions to this project made by the shareholders amounted to Ps.532.4 million as of the date of these Consolidated Financial Statements.

Purchase of the Anchorena building. On August 7, 2008, we signed an agreement by which we acquired functional units number one and two with an area of 2,267.5 square meters and 608.37 square meters located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, we signed an agreement by which we acquired functional unit number three with an area of 988 square meters, located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of June 30, 2009, the total amount paid for the acquired functional units above mentioned was US$3.3 million.

Barter transaction with Cyrsa S.A.On July 21, 2008, we entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) pursuant to which we, subject to certain closing conditions, would surrender to Cyrsa our right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$5.9 million.

Capital increase and loans in Tarshop.

In order to face the increasing volatility in the international financial context and to provide Tarshop with a capital base in consonance with the market conditions, in the first quarter of fiscal year 2009 the Company decided to take part in a capital increase for up to the amount of Ps.60 million, thereby increasing its ownership interest in Tarshop from 80% to 93.4%.

The following are some of the decisions made during fiscal year 2009:

i.	Readjustment of the operational structure to align it to the new business scenario.

ii.	Adjustments in plans involving both cash and Consumer Financing at retail stores.

iii.	Changes in Loan Origination Policies.

iv.	Reinforcement of Collection Management.

v.	Analysis and implementation of new funding tools.

vi.	Adjustment of the uncollectibility provisioning policies through the establishment of a criterion stricter than that suggested by the Central Bank.

During the second quarter of fiscal year 2009, the Company has provided financial assistance to Tarshop for Ps.105 million then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contributions was decided by Tarshop’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.59%.

Shopping Neuquén project. Our subsidiary, Shopping Neuquén S.A.’s (“Shopping Neuquén”) sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where we intend to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center will be built. Such Agreement was subject to two conditions, both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and (ii) the approval by the Municipality of Neuquen of the new project and the extension of the environmental impact study.

The Agreement effectively closed the administrative case brought against Shopping Neuquen by the Municipality of Neuquen. The only item pending is the determination of legal counsel fees to be borne by Shopping Neuquen. These fees were provided for and included under provisions.

According to the terms of the Agreement, Shopping Neuquen submitted the corresponding project plans within the required timeframe of 150 days from approval due February 17, 2008. The plans were observed by the Municipality. Shopping Neuquen requested an extension to the term to submit a revised plan.

On June 12, 2009, Shopping Neuquen and the Municipality of Neuquen agreed on a revised project to consider certain road access plans and modify general terms as necessary (the “New Agreement”). The revised plan was to be submitted within 90 days from the signing date of the New Agreement. Upon submission, the Municipality would have 30 days for comment. Works would have to commence within 90 days as from the registration date of the new plan. The construction of the shopping center and the hypermarket will have to be completed within 22 months as from commencement of the works. The Municipality has the right to revoke the New Agreement and initiate actions in case of breach of contract by Shopping Neuquen.

On June 18, 2009, Shopping Neuquen sold a 4,332 square meter plot of land located in the vicinity of the land where the shopping center will be constructed. The purchaser was an unrelated third party, and the sale price amounted to US$ 0.1 million.

Córdoba Shopping.On December 27, 2006, we acquired 100% interest in the Cordoba Shopping Villa Cabrera located in Cordoba, Argentina, owned by Empalme S.A.I.C.F.A. y G. (“Empalme”). The property, which is located in the Villa Cabrera neighbourhood of the City of Cordoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500-vehicle parking lot.

The interest was acquired for US$13.3 million. We paid US$5.3 million in cash and financed the remaining portion of the purchase price in four equal installments of US$2 million each due every six months as from June 2007. This financing accrued interest at a fixed rate of 6% per annum. The unpaid balance was collateralized by a pledge on the shares of Empalme in favor of the sellers. Governmental approval was obtained in December 2006. In December 2008, the fourth and last installment was paid and the encumbrance was lifted.

Our purchase of Empalme has been accounted for following the guidance in Technical Resolution No.18 (RT No. 18). As from January 1st, 2009, Empalme merged into Shopping Alto Palermo S.A. (“SAPSA”).

Sale of E-Commerce Latina S.A. shares and purchase of Comercializadora Los Altos S.A. shares. As of June 30, 2007, we had a 100% ownership interest in E-commerce Latina S.A.. E-commerce Latina S.A. conducted operations through its subsidiary Altocity.com which offered products over the internet through March 2007 when the website was deactivated. E-commerce Latina S.A. started new operations in April 2007. For that reason, E-commerce Latina S.A. effected the change of its subsidiary’s name from Altocity.com to Comercializadora Los Altos S.A. (“Comercializadora Los Altos”). In November 2007, E-commerce Latina S.A.’s interest in Comercializadora Los Altos was transferred directly to us for aggregate consideration of Ps.3.7 million having a de minimis effect in our Consolidated Financial Statements. Concurrently we sold our interest in E-commerce Latina S.A. (after the reorganization of Comercializadora Los Altos) to IRSA and Patagonian Investment S.A., our controlling shareholder and one of IRSA’s subsidiaries, respectively, for aggregate consideration of Ps.3.5 million. Comercializadora Los Altos operates as lease agent for us.

As a subsequent event, as from July 1, 2009 Comercializadora Los Altos merged into Fibesa S.A. (“Fibesa”).

Acquisition of minority interest in Mendoza Plaza Shopping S.A On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., we signed an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping S.A., pursuant to which, among other things, Falabella had the irrevocable right to sell us (put option) its ownership interest in Mendoza Plaza Shopping S.A. for a total consideration of US$3.0 million.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sells to us 2,062,883 nonendorsable, registered share of common stock, Class A, with face value of Ps.1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps.1 each and with 1 voting rights per share, thus acquiring 5% of the share on behalf SAPSA.

Total shares acquired represent 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$3.0 million established in the respective option agreement (equivalent to Ps.9.1 million). Such price was fully paid in by us on July 2, 2008, when the respective deed to close between both companies was executed.

The shares acquired on behalf of SAPSA were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$1.0 million was returned to us on October 2, 2008.

As from January 1, 2009, Mendoza Plaza Shopping S.A. merged into SAPSA.

Barter transaction agreement. In October 2007, we entered into a barter agreement with an unrelated party Condominios del Alto S.A. pursuant to which we bartered a plot of land located in Rosario, Province of Santa Fe for future 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, we will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total fair value of the transaction is US$ 1.1 million. Upon signing of the agreement,

Condominios del Alto S.A. paid us US$15,300 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in our favor for US$1.1 million; (ii) established a security insurance of we will be assignor of the insured amount of US$1.6 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$0.8 million.

On November 27, 2008, we also granted Condominios del Alto S.A. an acquisition option through a barter agreement pursuant to which we bartered a plot of land located in Rosario, Province of Santa Fe for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, we will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$2.3 million. As part of the agreement, Condominios del Alto S.A. paid us US$34,125 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in our favor for US$2.3 million; (ii) established a security insurance of which we will be assignor of the insured amount of US$2.3 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$1.0 million.

Signing of Letter of Intent. On June 30, 2009, we signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. We intend to construct a shopping center on the site. The purchase price amounts to US$0.5 million.

Fiscal Year ended June 30, 2008

Exercise of option. In August 2007, we exercised the option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. We paid US$0.6 million for the option which is accounted for under non current investments. The purchase is subject to certain approvals by the regulatory authorities which have not been obtained as of the date of this annual report. Should the approvals be obtained, we have committed to invest approximately US$24.4 million.

Acquisition of Soleil Factory shopping center business. On December 28, 2007, we entered into an agreement with INCSA, an unrelated party, for the acquisition of Soleil Factory shopping center business, for an aggregate purchase price of US$20.7 million, of which US$8.1 million were paid and disclosed in the line item “Suppliers advances” in Note 20.a. The transaction is subject to certain suspensive conditions. Upon fulfilment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$12.6 million will accrue fixed interest at 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. As part of the same agreement, we entered into an offer to acquire, construct and operate a shopping center on land property of INCSA located in San Miguel de Tucumán, Province of Tucumán, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction among other suspensive conditions. The parties determined the value of this transaction to be US$1.3 million, of which a de minimis amount was paid in January 2008.

Acquisition of plot of land. On June 24, 2008, we purchased from Dowler Company S.A., an unrelated party, a plot of land located at Beruti street No. 3351/3359 in the vicinity of the Alto Palermo shopping mall in Buenos Aires. The purchase price was US$17.8 million of which US$13.3 million was paid as of the date of this annual report. The unpaid balance will be paid off in one installment of US$4.5 million due in February 2010. The plot of land was mortgaged in favor of Dowler Company S.A.

Fiscal Year ended June 30, 2007

Acquisition of Patio Olmos. In November 2006, we acquired from the Provincial Government of Cordoba a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Patio Olmos”) located in Cordoba, Argentina for an aggregate purchase price of Ps.32.5 million, of which we made a down payment of Ps.9.7 million as of that date. The property, which is located in the City of Cordoba, is a 5,147 square meter four-story building. The property is leased to an unrelated party who exploits the building as a shopping center. We did not acquire any rights to the shopping center business. The transaction was pending certain approvals which were obtained in September 2007 when the deed was signed and the remaining balance paid.

Capital Expenditures

Fiscal year 2009

For the fiscal year ended on June 30, 2009 we invested Ps.247.4 million in capital expenditures of which: (i) Ps.205.9 million were related to works and advance payments made in Dot Baires shopping; (ii) Ps.11.1 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (iii) Ps.17.0 million were related to improvements made to our shopping centers and offices; (iv) Ps.4.0 million were allocated to the acquisition of undeveloped parcels of land and (v) Ps.9.4 million were allocated to other purposes.

Fiscal year 2008

For the fiscal year ended on June 30, 2008 we invested Ps.270.2 million in capital expenditures of which: (i) Ps.114.4 million were related to the construction of Dot Baires shopping; (ii) Ps.50.0 million were related to improvements made to our shopping centers and offices; (iii) Ps.25.6 million were related to an advance payment for the acquisition of Soleil Factory shopping center business; (iv) Ps.23.1 million were related to payments for the acquisition of Patio Olmos building, located in the City of Córdoba; (v) Ps.16.9 million were related to an advance payment for the purchase of an undeveloped parcel of land located at Beruti St.; (vi) Ps.11.6 million were related to the acquisition of facilities, furniture and fixtures, computer equipment and software; (vii) Ps.8.6 million were related to payments for the construction of garages in Paseo Alcorta shopping; (viii) Ps.10.2 million were related to the acquisition of other fixed assets; (ix) Ps.0.6 million were related to the acquisition of other undeveloped parcels of land and (x) Ps.9.2 million were allocated to other purposes.

Fiscal year 2007

For the fiscal year ended on June 30, 2007 we invested Ps.96.3 million in capital expenditures of which: (i) Ps.25.0 million were related to payments for the construction of garages next to our Paseo Alcorta shopping; (ii) Ps.18.5 million were related to the construction of Dot Baires shopping; (iii) Ps.9.7 million were related to the acquisition of Patio Olmos building, located in the City of Córdoba; (iv) Ps.22.9 million were related to improvements made to our shopping centers; (v) Ps.19.6 million related to the acquisition of furniture and fixtures and computer equipment and (vi) Ps.0.6 million were related to the acquisition of undeveloped parcels of land.

Recent Developments

Sale of Tarshop shares. On December 29, 2009 we executed a stock purchase agreement with Banco Hipotecario S.A., pursuant to which we sold shares representing 80% of the capital stock of our subsidiary Tarshop to Banco Hipotecario S.A.. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, with a nominal value of 1 Peso per share. Each of these shares is entitled to one vote.

The sale price is US$ 26.8 million, and we will grant to Banco Hipotecario S.A. the contractual indemnities that are usual in this type of transaction. The first installment of the purchase price, in the amount of US$ 5.4 million, was paid on December 29, 2009 and the remaining balance of US$21.4 million will be paid five business days after the date on which the Central Bank of Argentina notifies the parties of its approval of the transaction.

In compliance with the regulations of the Comisión Nacional de Valores and currently applicable statutory provisions, our Audit Committee had been required to render an opinion as to whether the terms and conditions of this transaction may be reasonably considered to be arm’s length. In this context and based on the independent valuation of a third-party firm of the market value of Tarshop’s total share capital, our Audit Committee concluded that the value agreed in the mentioned transaction is consistent with the value that could be agreed in the market between independent parties.

It must be noted that the transaction herein discussed is still subject to the authorization of the Central Bank of Argentina.

Purchase of Shares by IRSA. Subsequent to the close of the fiscal year and until the date of this annual report, IRSA purchased 38,400 shares issued by us of nominal value 0.1 each, for an average price of U$S0.1350 and for an aggregate amount of U$S0.005 million.

Signing of Letter of Intent. On June 30, 2009, we signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. We intend to construct a shopping center on the site. The purchase price amounts to US$0.5 million. In July 2009, we paid US$0.05 million in advance to secure our right of first offer through November 27, 2009 when the Letter of Intent expires.

Purchase of Shares Arcos Gourmet S.A. On November 27, 2009 we have acquired 7,916,488 non endorsable, registered common shares, with a face value of Ps.1 each and with 1 voting right per share, representing 80% of the capital stock of Arcos del Gourmet S.A. (herein after “Arcos”).

Arcos is the holder of a concession granted by ONABE (the Federal Organism of Properties’ Management, currently the Rail Infrastructure Administration - ADIF -) by which we have the right to exploit a site with a surface of approximately 5,813 square meters and the related parking lot with a surface of approximately 28,881 square meters.

The agreed price for the shares acquired by us is the following: 1) US$4.3 million corresponding to the 40% of the shares of Arcos; 2) for the remaining 40% of the shares the price was settled in: 2.a) a fixed amount of US$0.8 million with plus 2.b) 20% of the investment necessary to develop the project as it is explained as follows.

The price indicated in 1) above, was accorded to be paid as follows: the sum of US$0.3 million was already paid; the sum of US$2.0 million was paid at the time of the signature of the share purchase agreement and the remaining balance will be paid in two annual equal installments, which will mature on November 27, 2010 and November 27, 2011, respectively. Regarding the portion of the price indicated in 2.a) above, the sum of US$0.3 million was already paid and the sum of US$0.5 million will be paid when the meeting of shareholders’ approving the increase in Arcos’ capital in US$2.7 million is held. The portion of the price indicated in 2.b) will be paid by us at the time of the eventual capital increases necessary to the development of the project, which must be approved by the respective authorities and in accordance with that agreed by the respective parties, through the limit of US$6.9 million. In this latter case, we must pay in such way that the sellers can paid-in the 20% of those increases that they will subscribe.

Approval of the payment of a bonus to the management. The Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009, approved to delegate to the Board of Directors the power to distribute among the management of the Company up to 1% of the outstanding capital stock in cash, in kind or a combination of both methods, and the allocation thereof and timely implementation of such distribution.

Approval of dividend distribution. The Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the distribution of cash dividends for Ps.56.0 million. The dividend was paid on November 17, 2009, to the holders of record on November 16, 2009. The dividends amounted to Ps.0.07160537332 per share of a nominal value Ps.0.10 and Ps.2.8642149326 per ADR.

Increase of Global Note Program. The Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved to increase the amount of the global program for the issuance of negotiable obligations for up to an additional amount of US$200 million.

Creation of Global Program of Short-term Debt Securities. The Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the creation of a global program for the issuance of short-term debt securities in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, US Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$50 million.

Issuance of Alto Palermo Series III and Series IV Notes. On November 13, 2009, we issued Notes for a total amount of Ps.80.8 million under its Global Note Program for a principal amount of up to US$200.0 million, as follows:

Series III Notes, for an amount of Ps.55.8 million falling due 18 months after the date of issuance, accruing interest at a variable Badlar Private rate plus a 3% spread, payable every three months in arrears. Principal of Series III Notes will be paid in a single installment 18 months after the date of issuance.

Series IV Notes, for a Dollar principal amount of US$6.6 million equivalent to Ps.25.0 million, falling due 18 months after the date of issuance, accruing interest at a fixed rate on principal in United States Dollars of 6.75%, payable every three months in arrears. Principal of Series IV Notes will be paid in a single installment 18 months after the date of issuance.

The use of proceeds of both series was the refinancing or prepayment of short term debt and working capital in Argentina.

Merger of Comercializadora Los Altos with Fibesa. As subsequent event, Comercializadora Los Altos has subscribed a prior commitment of merge with its controlled Company Fibesa.

Merger with Shopping Alto Palermo S.A. As subsequent event, we have subscribed a prior commitment of merge with its controlled company SAPSA. The Ordinary and Extraordinary General Shareholders’ Meeting adjourned for November 27, 2009, approved the reorganization process and documentation submitted to the shareholders.

Capital Increase in Tarshop. During the second quarter of fiscal year 2009, the Company has provided financial assistance to Tarshop for Ps.105,000 then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contributions was decided by Tarshop’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.6%.

Financial and capital markets situation

As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock market prices showed a significant decline worldwide together with an evident economic slowdown. In recent months, worldwide markets have experienced some signs of recovery. However, there can be no assurance as to the timing and extent of recovery of the international capital markets and its impact on the market value of financial instruments, particularly equity and debt instruments.

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates. In line with international trends, the values of financial instruments, including instruments issued by the Argentine Government, recently started to recover.

Since the beginning of the crisis, our management has closely evaluated and monitored the effects of the liquidity crisis to take all corrective actions as necessary aimed at protecting our net equity.

During the worst crisis months, we experienced declines in its stock price. Recently, our stock price recovered. Our management believes that the declines were reflective of the increased risk perception in the market and were not related to our business fundamentals and operating performance.

The stability of our shopping center tenants, (measured by the levels of occupancy as well as the delinquency or uncollectibility rates) as well as the market value of our properties has not been significantly affected by the credit crisis.

Notwithstanding the above, for the year ended June 30, 2009, we recorded a net loss of Ps.22.1 million and negative working capital of Ps.166.0 million. Moreover, cash flows from operations decreased Ps.96.6 million as compared on a year-to-year basis. These indicators were mainly affected by the performance of the consumer financing business segment, as further described below.

All other segments remained positive. The consumer financing business segment was significantly affected by the credit crisis. This segment includes the origination of consumer loans and credit card receivables and securitization activities. Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by our shopping centers, hypermarkets and street stores, and financing and lending activities through our subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. We provide an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the credit crisis and other conditions, which worsened as from September 30, 2008, some customers experienced delays in payments increasing uncollectibility and delinquency rates. Our subsidiary Tarshop monitored and evaluated all available evidence and increased the level of the allowance for doubtful accounts from Ps.66.4 million as of June 30, 2008 to Ps.79.1 million as of June 30, 2009. However, in light with the gradual recovery of the markets, uncollectibility and delinquency rates slightly improved for the three months ended September 30, 2009. However, there can be no assurance that this trend will continue. Our subsidiary Tarshop is closely monitoring the delays, delinquency and uncollectibility rates and will adjust the reserves and take corrective actions as necessary.

For the year ended June 30, 2009, the consumer financing segment contributed a net loss of Ps.82.0 million to the consolidated results of our operations, as compared to a loss of Ps.15.1 million for the year ended June 30, 2008. However, for the three months ended September 30, 2009, the consumer financing segment generated a net gain based mainly on the recovery of delinquency rates and decrease of variable interest rates of retained interests in securitized receivables.

As part of our protective and corrective measures, we took certain actions to enhance Tarshop’s capital base. Accordingly, we contributed Ps.165.0 million in additional financial support and increased our equity interest in Tarshop from 80% to 98.6%.

In addition, we took other actions, as appropriate, from streamlining operations to closing redundant stores to revising and making credit criteria more stringent reducing its total loan portfolio (including the securitized fraction) from Ps.934.9 million as of June 30, 2008 to Ps.612.5 million as of June 30, 2009. Some of these measures were (i) structure redesigning of distribution channels, (ii) changes in cash loans and financing plans at stores and (iii) renegotiation of terms and conditions with member stores.

The securitization market remains open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2009, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps.147.0 million and Ps.7.8 million escrow reserves for losses.

Due to the factors mentioned above, as of June 30, 2009, Tarshop recorded allowance for impairment of Ps.12.1 million to the retained interests to reflect current fair value. For the three months ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary. Tarshop is closely monitoring the values of the retained interests and will adjust them as necessary.

B. Business Overview

Operations and principal activities

We are primarily engaged in the ownership, acquisition, development, leasing, management and operation of shopping centers and are one of the largest owners and managers of shopping centers in Argentina in terms of gross leasable area and number of shopping centers. At present we own and/or operate eleven shopping centers in Argentina, seven of which are located in the Buenos Aires metropolitan area and four of which are in the provinces of Córdoba, Mendoza, Salta and Santa Fe. We also own certain properties for future development in Buenos Aires and several important provincial cities.

As of June 30, 2009, we had total assets of Ps.2,451.5 million and shareholders’ equity of Ps.765.9 million. During our fiscal years ended June 30, 2007, 2008 and 2009, we had revenues of Ps.483.2 million, Ps.640.1 million and Ps.642.6 million, respectively, and generated net income of Ps.64.1 million and Ps.80.0 million for the fiscal years ended June 30, 2007 and 2008 and a loss of Ps.22.1 million during the year ended June 30, 2009. We operate our business through three reportable segments: Leases and services, Consumer financing and Others, as described below.

Leases and services. We derive a majority of our revenues from leases with retail tenants in our eleven shopping centers. We generally charge our tenants rent based on the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales. We also charge our tenants a monthly management fee, prorated among all tenants according to their leases, which differs from shopping center to shopping center, for our administration and maintenance of common areas and administration of contributions made by tenants to finance promotional efforts for our shopping centers. We also generate revenues from admission rights (a non-refundable admission fee tenants may be required to pay upon entering into or renewing a lease), leasing agent fees and parking lot fees charged to visitors. As of June 30, 2009, the average occupancy rate of our shopping centers was 98.6%. Our Leases and services segment generated operating income of Ps.127.1 million, Ps.183.2 million and Ps.215.8 million during our fiscal years ended June 30, 2007, 2008 and 2009, respectively, representing 82.2%, 113.0% and 239.2% of our consolidated operating income for such fiscal years, respectively.

Consumer financing. We operate a Consumer financing business through our majority-owned subsidiary, Tarshop. Tarshop operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card and personal loans activities through securitization of the receivables underlying the accounts we originate. Our revenues from credit card transactions are derived from interest income generated by financing and lending activities, merchants’ fees, insurance charges for life and disability insurance, and fees for data processing and printing cardholders’ account statements and others. Our Consumer financing segment had assets for an amount of Ps.310.7 million as of June 30, 2008 and Ps.343.8 million as of June 30, 2009, representing 13.9% and 14.0%, respectively, of the consolidated assets as of those dates and generated operating income of Ps.30.6 million, an operating losses of Ps.22.1 million and Ps.130.9 million during our fiscal years ended June 30, 2007, 2008 and 2009, respectively, representing 19.8%, (13.6%) and (145.1)% of our consolidated operating income for such fiscal years, respectively.

Others. Our Others segment includes the development and sale of residential properties, acquisitions of undeveloped parcels of land for future development, sales from time to time of such undeveloped parcels and gains or losses from our investment in E-Commerce Latina S.A. which offered on-line shopping until March 2007 when it restructured its business activities away from internet-based operations. For the fiscal years ended June 30, 2007, 2008 and 2009, revenues from our Others segment were not significant. Our Others segment generated operating loss of Ps.3.2 million and operating income of Ps.0.0 million and Ps.2.9 million during fiscal years ended June 30, 2007, 2008 and 2009, respectively, representing (2.1)%, 0.0% and 3.2% of our consolidated operating income for such fiscal years, respectively.

Our major shareholders are IRSA and Parque Arauco which together owned 92.9% of our outstanding shares as of June 30, 2009. IRSA is an Argentine company engaged in a range of diversified real estate activities and whose shares are listed on the Buenos Aires Stock Exchange and the New York Stock Exchange. Parque Arauco is a Chilean company primarily engaged in the acquisition, development and operation of shopping centers and whose shares are listed on the Santiago Stock Exchange.

Business Strategy

In recent years, the Argentine shopping center industry has benefited from improved macroeconomic conditions and a significant expansion in consumer credit.

We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and a level of shopping center penetration that we consider low compared to many developed countries. We seek to improve our leading position in the shopping center industry in Argentina by means of the generation of a sustainable growth in cash flow and the increase in the long-term value of our property assets.

Operating Strategy. Our core operating strategy is to maximize revenue growth and profitability from our shopping centers.

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

Consumer Financing. We are trying to improve the operating performance of our Consumer Financing segment, especially that Tarshop, so it can consolidate as a leading company in terms of mass consumer financing.

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

Shopping Centers

Overview

As of June 30, 2009, we owned a majority interest in, and operated, a portfolio of eleven shopping centers in Argentina, of which six are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), one is located in the greater Buenos Aires area (Alto Avellaneda), and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

Description of our business portfolio

Our shopping centers comprise a total of 287,542 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not our tenants) and the surface area of our subsidiary Panamerican Mall which includes several projects, one of which is the construction of a shopping center). Total tenant sales in our shopping centers, excluding Dot Baires Shopping, as reported by retailers, were Ps.4,094.7 million for the fiscal year ended June 30, 2009 and Ps.3,702.3 million for the fiscal year ended June 30, 2008 (with Dot Baires Shopping, the total sales to June 30, 2009 were of Ps.4,194.2 millions). Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

During the fiscal year ended June 30, 2009, the income from our five biggest tenants of each shopping center was 6.4% of consolidated sales from revenues and services.

As of June 30, 2009, we owned and/or operated the following eleven shopping centers in Argentina:

Shopping Center	Interest owned(4)	Location
Paseo Alcorta	100%	City of Buenos Aires, Argentina
Patio Bullrich	100%	City of Buenos Aires, Argentina
Abasto	100%	City of Buenos Aires, Argentina
Alto Palermo(1)	99.999%	City of Buenos Aires, Argentina
Buenos Aires Design(2)	53.684%	City of Buenos Aires, Argentina
Dot Baires Shopping	80%	Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	100%	Mendoza, Argentina
Córdoba Shopping Villa Cabrera(3)	100%	Córdoba, Argentina

(1)	We have a 99.99% interest in Alto Palermo through a 99.99% interest in our subsidiary SAPSA.
(2)	We have a 54% equity interest of Emprendimiento Recoleta S.A. (“Emprendimiento Recoleta”), which holds the concession to operate the Buenos Aires Design Shopping Center.
(3)	We have a 100% interest in Córdoba Shopping Villa Cabrera through a 100% interest in our subsidiary Empalme.
(4)	Percentage of equity interest owned has been rounded

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest during the years shown below:

	Fiscal year ended June 30,(1)
	2007	2008	2009
	(in thousands of Ps.)
Abasto	573,814	720,398	774,496
Alto Palermo	502,220	631,821	745,008
Alto Avellaneda	418,349	560,693	696,502
Paseo Alcorta	321,948	385,515	374,756
Patio Bullrich	226,200	271,411	274,923
Alto Noa	130,318	173,998	211,353
Buenos Aires Design	110,722	132,952	129,072
Mendoza Plaza	337,757	433,394	436,599
Alto Rosario	204,430	271,331	318,443
Córdoba Shopping - Villa Cabrera(3)	—	120,827	133,526
Dot Baires Shopping	—	—	99,478
Total Sales(2)	2,825	3,702,346	4,194,159

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.
(3)	Sales between January and June 2007 amounted to Ps.44,736,781.

The following table shows certain information on shopping centers in which we held an interest as of June 30, 2009:

	Acquisition date	Gross leaseable area (1)	Number of stores	Occupation percentage (2)	Alto Palermo’s Interest percentage	Book value as of June 30, 2009 (3)
		(sqm)		(%)	(%)	(Ps.)
Abasto(4)	7/94	37,604	173	99.8	100	166,763
Alto Palermo(5)	11/97	18,635	145	100.0	100	156,549
Alto Avellaneda(6)	11/97	37,298	144	100.0	100	83,904
Paseo Alcorta	6/97	14,385	111	97.9	100	74,004
PatioBullrich	10/98	11,741	85	99.6	100	95,866
Alto Noa(7)	3/95	18,851	88	99.9	100	23,047
Buenos Aires Design(8)	11/97	13,750	64	98.8	54	11,184
Mendoza Plaza(9)	12/94	41,118	150	96.8	100	84,741
Alto Rosario(10)	11/04	28,640	145	95.0	100	80,844
Córdoba Shopping-Villa Cabrera-(11) (12)	12/06	15,789	106	96.4	100	66,872
Dot Baires Shopping (13)	12/06	49,731	153	99.9	80	506,568
Total		287,542	1,364	98.5		1,350,342

(1)	Excludes the gross leaseable area occupied by hypermarkets that are not our tenants.
(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2009.
(3)	Book value equals cost of acquisition of fixed assets or development plus improvements, (adjusted for inflation until February 28, 2003), less accumulated depreciation and impairment charges / recovery.
(4)	Excludes approximately 3,732 square meters of space occupied by Museo de los Niños, Abasto
(5)	On November 18, 1997, we acquired a 75% interest in the property and on December 23, 1997, we acquired the remaining 25%.
(6)	On November 18, 1997, we acquired a 50% interest in the property and on December 23, 1997, we acquired the remaining 50%.
(7)	In March 1995, September 1996 and January 2000, we acquired a 50%, 30% and 20% interest in the property, respectively.
(8)	We own a 53.864% direct interest in the company which holds the concession to operate this property. We consolidate sales of this shopping center. The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased. During May 2006, we acquired an additional 3% interest, increasing our interest from 51% to 54%.
(9)	During the fiscal year ended June 30, 2008, we increased our interest in Mendoza Plaza Shopping S.A. from 85.4% to 100%.
(10)	Excludes approximately 1,260 square meters of space occupied by Museo de los Niños, Rosario and the plots in Junín and Tedhy.
(11)	Excludes square meters of space occupied by a supermarket.
(12)	On December 27, 2006, we acquired a 100% interest in the property.
(13)	It includes the square meters of space occupied by the Supermarket.

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area as of the dates stated hereinbelow:

	As of June 30,
	2007	2008	2009
Abasto	97.0	99.6	99.8
Alto Palermo	99.6	100.0	100.0
Alto Avellaneda	95.0	99.8	100.0
Paseo Alcorta	99.0	99.5	97.9
Patio Bullrich	100.0	100.0	99.6
Alto Noa	100.0	100.0	99.9
Buenos Aires Design	100.0	100.0	98.8
Mendoza Plaza	95.9	97.7	96.8
Alto Rosario	93.4	99.2	95.0
Córdoba Shopping Villa Cabrera(1)	—	97.2	96.4
Dot Baires Shopping	—	—	99.9
Weighed Average	97.8	99.3	98.6

(1)	The occupancy percentage between January and June, 2007 amounted to 99.0%.

Rental Price

The following table shows the average rental price per square meter per year/period for the fiscal years ended June 30, 2007, 2008 and 2009:

	Fiscal year ended June 30, (1)
	2007 (Ps.)	2008 (Ps.)	2009 (Ps.)
Abasto	1,273.2	1,436.8	1,710.8
Alto Palermo	2,925.0	3,058.5	3,580.8
Alto Avellaneda (2)	1,099.8	972.4	1,156.0
Buenos Aires Design	633.7	672.8	731.1
Paseo Alcorta	2,074.2	2,313.8	2,408.7
Patio Bullrich	2,051.1	2,095.6	2,254.6
Alto Noa	343.9	461.2	502.6
Alto Rosario	484.2	608.6	746.5
Mendoza Plaza	455.6	537.0	546.8
Córdoba Shopping - Villa Cabrera(3)(5)	—	557.8	590.7
Dot Baires Shopping (4)	—	—	1,162.4

(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.
(2)	Alto Avellaneda’s revenue fall per square meter in fiscal year 2008, is due to the inclusion of 11,600 m2 belonging to Falabella.
(3)	2008 values were changed taken into account the space occupied by cinemas.
(4)	2009 values were adjusted and annualized because the real cost only reflects one month and 19 days.
(5)	The average price of leases between January and June, 2007 was Ps.469.7.

Lease Expirations

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30,(3)	Number of Lease Agreements Expiration(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire(2)	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	543	91,548	32%	73,730,303	32%
2011	331	42,251	15%	54,185,002	23%
2012	294	37,483	13%	52,686,545	23%
2013 and subsequent years	196	116,260	40%	52,314,176	22%
Total(l)(2)	1,364	287,542	100%	232,916,026	100%

(1)	Including the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.
(2)	Including the base rent and does not reflect our ownership interest in each property.
(3)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 19.I.r) to our Consolidated Financial Statements for more information as to how we considered this definition.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see our audited consolidated financial statements, as filed with Comisión Nacional de Valores.

Detailed Information About Each of our Shopping Centers

Set forth below is information regarding our shopping center portfolio, including tables with the names of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

Abasto, City of Buenos Aires.

Abasto is a 173-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. We invested approximately US$111.6 million in Abasto. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. We converted the property into an 116,646 square meter shopping center (including parking lot and common areas) with approximately 37,604 square meters of gross leasable area (41,336 square meters taking into account Museo de los Niños). Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket.

Abasto includes a food court with 27 restaurants, a multiplex cinema with 12 movie theaters and seating for approximately 3,100 people covering an area of 8,021 square meters, entertainment facilities and a 3,732 square meter children’s museum that is not included in the gross leasable area. The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters (excluding the supermarket).

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total nominal retail sales of approximately Ps.774.5 million, representing sales per square meter of approximately Ps.20,596.1 per year. Revenues from leases increased from approximately Ps.70.3 million for the fiscal year ended June 30, 2008 to Ps.78.1 million for the fiscal year ended June 30, 2009 which represent monthly revenues per gross leasable square meter of Ps.147.8 in 2008 and Ps.173.1 in 2009. As of June 30, 2009, the occupancy rate in Abasto was 99.8%.

Abasto’s five largest tenants

Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 11.6% of Abasto’s gross leasable area as of June 30, 2009 and approximately 7.2% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Garbarino	Houseware	656.7	1.7
Zara	Clothes and footwear	1,908.7	5.1
Frávega	Houseware	885.2	2.4
Mc Donald’s	Food	636.2	1.7
Compumundo	Houseware	246.5	0.7
Total		4,333.3	11.6

Tenant mix of Abasto

The following table sets forth the tenant mix of the types of business in Abasto:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	12,242.7	32.5
Clothes and footwear	15,403.4	41.0
Miscellaneous	3,193.9	8.5
Home & Houseware	3,685.1	9.8
Restaurant	2,321.0	6.2
Services	757.9	2.0
Total	37,604.0	100.0

Revenues from Abasto

The following table sets forth certain information relating to the revenues of Abasto for the period indicated:

	Fiscal year ended June 30,(1)
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	31,516.5	38,708.0	46,384.7
Percentage rent(1)	11,955.3	15,686.4	14,169.8
Total rent	43,471.8	54,394.4	60,554.5

Revenues from admission rights(2)	7,053.5	8,443.0	10,265.5
Management fees	960.0	960.0	1,200.0
Parking	3,945.2	5,418.2	5,920.4
Other	949.2	1,094.3	193.0
Total	56,379.7	70,309.9	78,133.4

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expiration for Abasto

The following table includes the lease expiration for Abasto during the periods indicated for existing leases as of June 30, 2009, assuming that none of these tenants will exercise their renewal options or terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements Expiration (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	85	21,485	57	18,971,797	46
2011	41	4,376	12	9,627,275	23
2012	35	3,571	9	7,958,963	19
2013 and subsequent years	12	8,172	22	5,043,979	12
Total	173	37,604	100	41,602,014	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 19.I.r) to our Consolidated Financial Statements for more information as to how we considered this definition.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 145-store shopping center which opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking lot) that consists of 18,635 square meters of gross leasable area. The shopping center has an entertainment center and has a 654-car pay parking lot of 32,405 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During fiscal year ended June 30, 2009, visitors to the shopping center generated total nominal retail sales of approximately Ps.745.0 million, which represented annual sales per square meter of approximately Ps.39,979.0. Revenues from leases increased from approximately Ps.70.3 million for the fiscal year ended June 30, 2008 to Ps.82.6 million for the fiscal year ended June 30, 2009, which represented monthly revenues per gross leasable square meter of Ps.315.9 in 2008 and 369.5 in 2009. As of June 30, 2009, the occupancy rate in Alto Palermo was 100%.

Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 17.3% of its gross leasable area at June 30, 2009 and approximately 9.5% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Zara	Clothes and footwear	1,384.0	7.4
Garbarino	Houseware	185.7	1.0
Sony Style	Houseware	784.7	4.2
Frávega	Houseware	155.8	0.8
Just For Sport	Sports clothes and footwear	724.3	3.9
Total		3,234.5	17.3

Tenant Mix of Alto Palermo

The following table sets forth the tenant mix of the types of businesses in Alto Palermo:

Type of Business	Gross Leasable Area	% of Gross leasable Area
	(sqm)	(%)
Entertainment	1,308.5	7.0
Clothes and footwear	9,900.7	53.1
Miscellaneous	1,744.0	9.4
Home & Houseware	1,641.0	8.8
Restaurant	2,357.3	12.7
Services	1,683.5	9.0
Total	18,635.0	100.0

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues derived from Alto Palermo during the following periods:

	Fiscal year ended June 30, (1)
	2007	2008	2009
	(in thousands of pesos)
Revenues:
Base rent	35,427.1	42,873.2	51,374.6
Percentage rent (1)	8,491.8	11,569.2	13,037.8
Total rent	43,918.9	54,442.4	64,412.4

Revenues from admission rights (2)	9,346.0	10,259.7	11,371.0
Management fees	965.0	960.0	960.0
Parking	3,215.7	4,401.8	5,744.7
Other	292.3	266.3	146.5
Total	57,737.9	70,330.2	82,634.6

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Palermo

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise their renewal options nor terminates their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	57	5,146	28	12,463,927	31
2011	47	4,303	23	13,492,518	33
2012	31	3,045	16	9,437,422	23
2013 and subsequent years	10	6,141	33	5,350,285	13
Total	145	18,635	100	40,744,152	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 19.I.r) to our Consolidated Financial Statements for more information as to how we considered this definition.

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 144-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking lot) which consists of 37,298 square meters of gross leasable area. The shopping center has a multiplex cinema with six movie theatres, the first Wal-Mart superstore in Argentina, a bowling center, an entertainment center, a food court with 18 restaurants and an anchor store, Falabella that opened on April 28, 2008. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda parking lot. The shopping center has a 2,700-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total nominal retail sales of approximately Ps.696.5 million which represents annual sales per square meter of approximately Ps.18,674.0. Revenues from leases increased from Ps.40.5 million for the fiscal year ended June 30, 2008 to Ps.48.1 million for the fiscal year ended June 30, 2009 which represent monthly revenues per gross leasable square meter of Ps.91.2 in 2008 and Ps.107.4 in 2009. As of June 30, 2009, the occupancy rate in Alto Avellaneda was 100%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 34.4% of its gross leasable area as of June 30, 2009 and approximately 21.3% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Falabella	Anchor Store	11,629.0	31.2
Fravega	Houseware	356.3	1.0
Garbarino	Houseware	340.0	0.9
Compumundo	Housewere	190.6	0.5
Sport Line	Sports clothes and footwear	292.3	0.8
Total		12,808.2	34.4

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross Leasable Area	% of Gross leasable Area
	(sqm)	(%)
Entertainment	7,189.7	19.3
Clothes and footwear	11,005.5	29.5
Miscellaneous	2,047.1	5.5
Home & Houseware	2,731.2	7.3
Restaurant	1,924.4	5.2
Services	771.1	2.1

Anchor Store	11,629.0	31.2
Total	37,298.0	100.0

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the sales by Alto Avellaneda during the following periods:

	Fiscal year ended June 30, (1)
	2007	2008	2009
	(in thousands of Argentine pesos)
Revenues:
Base rent	18,269.5	22,915.5	30,534.8
Percentage rent (1)	8,079.1	12,179.3	11,068.0
Total rent	26,348.6	35,094.8	41,602.8

Revenues from admission rights (2)	3,716.2	4,550.0	5,582.3
Management fees	600.0	600.0	600.0

Other	584.1	270.3	266.1
Total	31,248.9	40,515.1	48,051.2

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Avellaneda

The following table sets forth a schedule of estimated lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	59	10,683	29	8,073,125	30
2011	43	7,126	19	7,956,934	29
2012	29	2,708	7	4,084,701	15
2013 and subsequent years	13	16,781	45	7,210,625	26
Total	144	37,298	100	27,325,385	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 19.I.r) to our Consolidated Financial Statements for more information as to how we considered this definition.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 64 stores specialized in interior and home decoration stores which opened in 1993. We own a 53.64% interest in Emprendimiento Recoleta, the company which has the concession to operate Buenos Aires Design. The other shareholder of Emprendimiento Recoleta is Hope Funds with a 46.32% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to Emprendimiento Recoleta a 20-year concession to use a plot of land in the Centro Cultural Recoleta. There can be no assurance that the City of Buenos Aires will extend the term of this concession upon its expiration in 2013. The concession agreement provides for Emprendimiento Recoleta to pay the City of Buenos Aires a monthly amount of Ps.20,168. It establishes that the concession may be terminated for any of the following reasons, among others:

•

material breach of the obligations of the parties, which with regard to Emprendimiento Recoleta include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) non payment of the monthly fee for two consecutive periods;

•	destruction or abandonment of the area under concession;

•	bankruptcy or liquidation;

•	restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, we entered into an agreement with the shareholders of Emprendimiento Recoleta providing our administration of Buenos Aires Design for a monthly administration fee of approximately 10% of the net payment of common expenses.

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

Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking lot) that consists of 13,750 square meters of gross leasable area. The shopping center has 7 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot. Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.129.1 million which represents annual sales per square meter of approximately Ps.9,387.1. Revenues from leases increased from approximately Ps.12.0 million for the fiscal year ended June 30, 2008 to Ps.13.0 million for the fiscal year ended June 30, 2009 which represent monthly sales per gross leasable square meter of Ps.71.2 in 2008 and Ps.78.6. in 2009. As of June 30, 2009, the occupancy rate in Buenos Aires Design was 98.8%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.7% of Buenos Aires Design’s gross leasable area on June 30, 2009 and approximately 18.9% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Morph	Bazaar and Gifts	1,032.3	7.5
Hard Rock Café	Restaurant Bazaar and Gifts	1,215.9	8.8
Barugel Azulay	Construction Material	311.8	2.3
Bazar Geo	Bazaar and Gifts	258.0	1.9
Kalpakian	Carpets / Textile / Coverings	165.8	1.2
Total		2,983.8	21.7

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Miscellaneous	2,551.3	18.5
Home & Houseware	7,835.8	57.0
Restaurant	3,255.6	23.7
Services	107.3	0.8
Total	13,750.0	100.0

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	Fiscal year ended June 30 (1)
	2007	2008	2009
	(in thousands of Argentine pesos)
Revenues:
Base rent	6,495.6	7,244.8	8,232.0
Percentage rent (2)	1,003.5	1,504.3	1,050.4
Total rent	7,499.1	8,749.1	9,282.4

Revenues from admission rights (3)	1,365.3	1,388.3	1,503.3
Management fees	459.8	603.3	728.3
Parking	989.2	1,220.0	1,440.6
Other	45.3	59.5	9.9
Total	10,358.7	12,020.2	12,964.5

(1)	It does not reflect our interest in the property.
(2)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Buenos Aires Design

The following table shows a schedule of estimated lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options nor terminates its lease early:

Lease Agreements expiration(3)	Number of Lease Agreements to Expire(2)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire(1)	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	24	5,840	42	3,024,938	37
2011	14	2,108	15	2,017,954	25
2012	20	2,428	18	2,379,954	29
2013 and subsequent years	6	3,374	25	716,390	9
Total	64	13,750	100	8,139,236	100

(1)	It does not reflect our holding in the property.
(2)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.
(3)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 19.I.r) to our Consolidated Financial Statements for more information as to how we considered this definition.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 111-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires, has a total constructed area of approximately 87,553.8 square meters (including parking lot) that consists of 14,385 square meters of gross leasable area. Paseo Alcorta has a food court with 17 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center parking lot. Paseo Alcorta is spread out over three shopping center levels and (as from early 2008) has a paid parking lot for approximately 1,300 cars. Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.374.8 million which represents annual sales per square meter of approximately Ps.26,051.9. Revenues from leases increased from approximately Ps37.4 million for the fiscal year ended June 30, 2008 to Ps.39.1 million for the fiscal year ended June 30, 2009, which represent monthly revenues per gross leasable square meter of Ps.215.5 in 2008 and Ps.226.3 in 2009 As of June 30, 2009, the occupancy rate in Paseo Alcorta was 97.9%.

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.2% of Paseo Alcorta’s gross leasable area at June 30, 2009 and approximately 8.9% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Zara	Clothes and footwear	1,100.4	7.6
Fravega	Houseware	210.8	1.5
Rapsodia	Casual women clothes	258.2	1.8
Kartun	Miscellaneous	230.0	1.6
Etiqueta Negra	Casual men clothes	248.9	1.7
Total		2,048.3	14.2

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Entertainment	1,183.0	8.2
Clothes and footwear	7,522.2	52.3
Miscellaneous	1,286.5	8.9
Home & Housewares	1,562.8	10.9
Restaurant	1,121.7	7.8
Services	1,709.1	11.9
Total	14,385.3	100.0

Revenues from Paseo Alcorta

The following table sets forth certain information relating to the revenues of Paseo Alcorta during the following periods:

	Fiscal year ended June 30,
	2007	2008	2009
	(in thousands of Argentine pesos)
Revenues:
Base rent	18,184.1	21,938.2	24,663.7
Percentage rent (1)	6,684.2	8,156.0	6,095.7
Total rent	24,868.3	30,094.2	30,759.4

Revenues from admission rights (2)	5,007.2	5,833.3	6,490.9
Management fees	360.0	480.0	480.0
Parking	—	364.0	1,026.7
Other	1,005.4	638.7	309.9
Total	31,240.9	37,410.2	39,066.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Paseo Alcorta

The following table shows a schedule of estimated lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercises renewal options nor terminates its lease early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps )	(%)
2010	52	7,890	55	10,112,871	47
2011	28	2,695	19	5,135,299	24
2012	27	2,434	17	5,511,980	25
2013 and subsequent years	4	1,366	9	900,000	4
Total	111	14,385	100	21,660,150	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 19.I.r) to our Consolidated Financial Statements for more information as to how we considered this definition.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 85-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$72.3 million.

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

Patio Bullrich has a total constructed area of 29,982 square meters (including parking lot) that consist of 11,741square meters of gross leasable area and common areas covering 12,472 square meters. The shopping center has a multiplex cinema with four-movie theatres complex with 1,381 seats, and a food court of 13 restaurants. The shopping center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total nominal retail sales of approximately Ps.274.9 million that represent sales per square meter of approximately Ps.23,415.7. Total revenues from leases increased from approximately Ps.28.9 million for the fiscal year ended June 30, 2008 to Ps.31.5 million for the fiscal year ended June 30, 2009, which represent monthly revenues per gross leasable square meter of Ps.205.9 in 2008 and Ps.223.8 in 2009. As of June 30, 2009, the occupancy rate in Patio Bullrich was 99.6%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.0% of Patio Bullrich’s gross leasable area at June 30, 2009 and approximately 15.7% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Zara	Clothes and footwear	786.0	6.7
Etiqueta Negra	Casual men clothes	576.1	4.9
Rouge Internacional	Perfumery / Drugstore	599.6	5.1
La Martina	Casual men and women clothes	108.3	0.9
Rapsodia	Casual women clothes	279.5	2.4
Total		2,349.5	20.0

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix of the types of businesses in Patio Bullrich:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Entertainment	1,616.2	13.8
Clothes and footwear	7,410.5	63.1
Miscellaneous	1,480.2	12.6
Home & Housewares	219.6	1.9
Restaurant	941.4	8.0
Services	73.3	0.6
Total	11,741.2	100.0

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

	Fiscal year ended June 30,
	2007	2008	2009
	(in thousands of Argentine pesos)
Revenues:
Base rent	13,774.6	16,164.8	20,110.3
Percentage rent (1)	4,335.9	4,637.9	2,641.3
Total rent	18,110.5	20,802.7	22,751.6

Revenues from admission rights (2)	4,405.8	5,016.9	5,186.2
Management fees	690.0	780.0	960.0
Parking	1,722.3	2,165.4	2,547.7
Other	439.4	99.5	91.5
Total	25,368.0	28,864.5	31,537.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps )	(%)
2010	30	3,381	29	5,319,947	28
2011	26	3,363	29	6,983,642	36
2012	19	2,054	17	4,324,560	23
2013 and subsequent years	10	2,943	25	2,558,161	13
Total	85	11,741	100	19,186,310	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 19.I.r) to our Consolidated Financial Statements for more information as to how we considered this definition.

Alto Noa, City of Salta

Alto Noa is an 88-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 18,851 square meters of gross leasable area. Alto Noa has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight movie theatres. The shopping center is contained on one floor and has a free parking lot for 551 cars.

Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

On May 29, 1998, we entered into a lending facility agreement with Hoyts which established the terms of the construction and for the lease of space to operate a cinema complex in Alto Noa. Pursuant to this agreement, Hoyts agreed to finance up to US$4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with options for Hoyts to renew the lease for two additional consecutive ten-year periods. As of October 2000, borrowings under the facility totaled US$4.0 million. These borrowings accrue interest at the 180-day LIBOR plus 2-2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts. The amount outstanding under this loan as of June 30, 2009 was Ps3.4 million. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.211.4 million, which represents annual sales per square meter of approximately Ps.11,211.8. Revenues from leases increased from approximately Ps.9.6 million for the fiscal year ended June 30, 2008 to Ps.10.9 million for the fiscal year ended June 30, 2009 which represent monthly revenues per gross leasable square meter of Ps.42.5 in 2008 and Ps.48.0 in 2009.

As of June 30, 2009, the occupancy rate in Alto Noa was 99.9%.

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 32.9% of its gross leasable area as of June 30, 2009 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Supermercado Norte	Supermarket	3,080.5	16.3
Garbarino	Houseware	408.3	2.2
Boulevard Casino	Gaming	519.6	2.8
Y.P.F.	Other	1,812.5	9.6
Frávega	Houseware	384.6	2.0
Total		6,205.5	32.9

Tenant mix of Alto Noa

The following table sets forth the types of businesses in Alto Noa:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Entertainment	6,170.0	32.7
Clothes and footwear	3,522.7	18.7
Miscellaneous	6,127.7	32.5
Home & Houseware	1,312.7	7.0
Restaurant	1,260.9	6.7
Services	457.0	2.4
Total	18,851.0	100.0

Revenues from Alto Noa

The following table sets forth certain information relating to the revenues of Alto Noa during the following periods:

	Fiscal year ended June 30,
	2007	2008	2009
	(in thousands of pesos)
Revenues:
Base Rent	4,454.1	5,984.2	7,065.4
Percentage Rent (1)	1,659.6	2,807.5	2,655.1
Total rent	6,113.7	8,791.7	9,720.5

Revenues from admission rights (2)	362.4	686.9	912.8
Management fees	—	—	144.0
Other	159.2	143.7	87.5
Total	6,635.3	9,622.3	10,864.8

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Noa

The following table shows a schedule of estimated lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps. )	(%)
2010	39	7,615	40	2,439,676	40
2011	30	5,911	31	1,868,910	31
2012	14	1,362	7	838,451	14
2013 and subsequent years	5	3,963	22	920,000	15
Total	88	18,851	100	6,067,037	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 19.I.r) to our Consolidated Financial Statements for more information as to how we considered this definition.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 150-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2009 we own a 100% interest in Mendoza Plaza Shopping S.A. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 41,118 square meters of gross leasable area. Mendoza Plaza has a multiplex cinema covering an area of approximately 3,659 square meters with ten movie theatres, the Chilean department store Falabella, a food court with 22 restaurants, an entertainment center and a supermarket which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars.

Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2009, shopping center visitors generated total retail sales in nominal value of approximately Ps.436.6 million, which represents annual sales per square meter of approximately Ps.10,618.2. Revenues from leases increased from approximately Ps.24.2 million for the fiscal year ended June 30, 2008 to Ps.25.5 million for the fiscal year ended June 30, 2009 which represent monthly revenues per gross leasable square meter of Ps.50.9 in 2008 and Ps.51.6 in 2009.

As of June 30, 2009, the occupancy rate in Mendoza Plaza Shopping was 96.8%.

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 43.7% of its gross leasable area as of June 30, 2009 and approximately 23% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Falabella	Anchor store	8,563.0	20.8
Super Vea Plaza	Supermarket	4,498.0	10.9
Garbarino	Houseware	813.9	2.0
Frávega	Houseware	469.4	1.1
Cines MP	Cinema	3,658.9	8.9
Total		18,003.2	43.7

Tenant mix of Mendoza Plaza

The following table sets forth the types of businesses of the tenants in Mendoza Plaza:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	9,501.5	23.1
Clothes and footwear	9,140.0	22.2
Miscellaneous	6,537.8	15.9
Home & Houseware	2,898.3	7.0
Restaurant	3,104.4	7.6
Services	1,373.0	3.4
Anchor Store	8,563.0	20.8
Total	41,118.0	100.0

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

	Fiscal year ended June 30,
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	11,041.2	13,773.3	14,122.9
Percentage rent (1)	4,906.5	7,080.0	8,221.3
Total rent	15,947.7	20,853.3	22,344.2

Revenues from admission rights (2)	2,000.9	2,327.0	2,196.4
Management fees	367.1	478.8	611.3
Other	463.6	573.2	326.0
Total	18,779.3	24,232.3	25,477.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Mendoza Plaza

The following table shows a schedule of estimated lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration: (2)	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	80	15,510	38	5,776,465	47
2011	46	4,529	11	3,280,191	26
2012	12	976	2	667,200	5
2013 and subsequent years	12	20,103	49	2,681,423	22
Total	150	41,118	100	12,405,279	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 19.I.r) to our Consolidated Financial Statements for more information as to how we considered this definition.

Alto Rosario, City of Rosario

Alto Rosario is a 145-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking) which consists of 28,640 square meters of gross leasable area. Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art movie theatres. The shopping center occupies one floor and has a free parking lot for 1,736 cars.

Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.318.4 million, which represents annual sales per square meter of approximately Ps.11,118.8. Revenues from leases increased from approximately Ps.19.8 million for the fiscal year ended June 30, 2008 to Ps.24.1 million for the fiscal year June 30, 2009, which represent monthly revenues per gross leasable square meter of Ps.58.5 in 2008 and Ps.70.2 in 2009.

As of June 30, 2009, the occupancy rate in Alto Rosario was 95.0%.

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.3% of its gross leasable area as of June 30, 2009 and approximately 10.7% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Frávega	Houseware	454.4	1.6
Cines Rosario	Cinemas	8,984.0	31.4
Sport 78	Sports Clothes and footwear	612.5	2.1
Red Megatone	Houseware	406.5	1.4
Compumundo	Houseware	232.5	0.8
Total		10,689.9	37.3

Tenant mix of Alto Rosario

The following table sets forth the types of businesses in Alto Rosario:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	10,041.6	35.1
Clothes and footwear	10,917.9	38.1
Services	1,166.0	4.1
Miscellaneous	1,934.6	6.7
Restaurant	2,154.3	7.5
Home & Houseware	2,425.6	8.5
Total	28,640.0	100.0

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following period:

	Fiscal year ended June 30,
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	9,318.9	11,017.9	13,778.4
Percentage rent (1)	4,756.3	7,671.4	7,992.2
Total rent	14,075.2	18,689.3	21,770.6

Revenues from admission rights (2)	596.6	649.9	1,770.8
Management fees	420.0	450.0	525.0
Other	372.3	0.0	74.4
Total	15,464.1	19,789.2	24,140.8

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Rosario

The following table shows a schedule of estimated lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	70	9,818	34	5,364,771	42
2011	27	4,441	16	2,144,783	17
2012	37	3,832	13	3,519,080	27
2013 and subsequent years	11	10,549	37	1,817,606	14
Total	145	28,640	100	12,846,240	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 19.I.r) to our Consolidated Financial Statements for more information as to how we considered this definition.

Córdoba Shopping Villa Cabrera.

On July 7, 2006, we executed a share purchase agreement jointly with our subsidiary SAPSA for the acquisition of all the shares held by Empalme, owner of Córdoba Shopping Villa Cabrera. The price agreed upon for such transaction was set at a gross amount of US$12.0 million plus a variable amount (originally established in the contract), that was determined at Ps.4.0 million. Our incorporation was effective on December 31, 2006.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, which consists of 15,789 square meters of gross leasable area. Córdoba Shopping has 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents for us a growing opportunity in the shopping centers segment in line with the expansion strategy and presence in the principal markets inside the country.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.133.5 million, which represents annual sales per square meter of approximately Ps.8,456.9. Revenues from leases increased for Ps.10.6 million for the fiscal year ended June 30, 2008 to Ps.11.3 million for the fiscal year ended June 30, 2009, which represent monthly revenues per gross leasable square meter of Ps.87.1 in 2008 and Ps.59.4 in 2009.

As of June 30, 2009, the occupancy rate was 96.4%.

Five largest tenants of Córdoba Shopping

Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 40.8% of its gross leasable area as of June 30, 2009 and approximately 10.6% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Córdoba Shopping’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Cines Córdoba	Cinema	5,442.5	34.5
Mc Donald’s	Food	316.3	2.0
New Sport	Sports Clothes and footwear	205.2	1.3
Dexter	Clothes and footwear	402.5	2.5
Canotier	Clothes and footwear	84.0	0.5
Total		6,450.5	40.8

Tenant mix of Córdoba Shopping

The following table sets forth the types of businesses in Córdoba Shopping:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	6,078.3	38.5
Clothes and footwear	5,888.9	37.3
Services	580.1	3.7
Miscellaneous	971.5	6.1
Restaurant	1,274.4	8.1
Home & Houseware	995.8	6.3
Total	15,789.0	100.0

Revenues from Córdoba Shopping

The following table sets forth certain information relating to the revenues of Córdoba Shopping during the following periods:

	Fiscal year ended June 30
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	—	6,926.6	6,969.6
Percentage rent (1)	—	2,006.5	2,616.6
Total rent	—	8,933.1	9,586.2
Revenues from admission rights (2)	—	1,081.0	1,073.7
Management fees	—	386.4	478.5
Other	—	176.3	118.1
Total	—	10,576.8	11,256.5

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Córdoba Shopping

The following table shows a schedule of estimated lease expirations for Córdoba Shopping during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	46	4,068	26	2,182,786	35
2011	29	3,399	22	1,677,496	27
2012	25	2,025	13	1,650,880	27
2013 and subsequent years	6	6,297	39	692,612	11
Total	106	15,789	100	6,203,774	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 19.I.r) to our Consolidated Financial Statements for more information as to how we considered this definition.

Dot Baires Shopping

Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,731 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood in the City of Buenos Aires, at the spot where Av. General Paz meets the Panamerican Highway and is the largest shopping center in the City of Buenos Aires in terms of square meters.

As of June 30, 2009, we have an 80% ownership interest in Panamerican Mall, which owns Dot Baires.

For the fiscal year ended on June 30, 2009, visitors to the shopping center generated, as from its opening, total retail sales in nominal value of approximately Ps.99.5 million, which represent annualized sales (i.e., averaging the months since the opening) for approximately Ps.16,002.6 per square meter. Revenues from leases for the fiscal year ended June 30, 2009 was approximately Ps.8.5 million, which represent monthly revenues per gross leasable square meter of Ps.114.1.

As of June 30, 2009, the occupancy rate in Dot Baires was 99.9%.

Five largest tenants of Dot Baires Shopping

Dot Baires Shopping’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 46.4% of its gross leasable area as of June 30, 2009 and approximately 2.8% of its annual base rent for the fiscal year ended on such date.

The following table describes Dot Baires Shopping’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Falabella	Anchor Store	8,086.7	16.3
Wal Mart	Supermarket	12,600.0	25.3
Zara	Great shop of Clothes and footwear	1,178.9	2.4
Garbarino	Houseware	472.5	1.0
Frávega	Houseware	675.4	1.4
Total		23,013.5	46.4

Tenant mix of Dot Baires Shopping

The following table sets forth the types of businesses in Dot Baires Shopping:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	7,135.0	14.3
Clothes and footwear	12,693.1	25.5
Services	2,399.3	4.8
Miscellaneous	15,098.2	30.4
Restaurant	2,054.0	4.1
Home & Houseware	2,264.5	4.6
Anchor Store	8,086.7	16.3
Total	49,730.8	100.0

Revenues from Dot Baires Shopping

The following table sets forth certain information relating to the revenues of Dot Baires Shopping during the following periods:

	Fiscal year ended June 30
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	—	—	5,298.5
Percentage rent (1)	—	—	1,335.4
Total rent	—	—	6,633.9

Revenues from admission rights (2)	—	—	1,296.4
Management fees	—	—	200.0
Other	—	—	379.5
Total	—	—	8,509.8

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Dot Baires Shopping

The following table shows a schedule of lease expirations for Dot Baires Shopping during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	1	111	—	—	—
2011	—	—	—	—	—
2012	45	13,048	26	12,313,354	34
2013 and subsequent years	107	36,572	74	24,423,094	66
Total	153	49,731	100	36,736,448	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 19.I.r) to our Consolidated Financial Statements for more information as to how we considered this definition.

Residential Complexes

In May 1999, we completed the construction of “Torres de Abasto”, a residential complex consisting of 545 flats located one block away from Abasto, in the downtown area of the City of Buenos Aires. The total construction cost of the complex amounted to US$ 34.3 million. The residential complex consists of three buildings of 28 floors and one of 10 floors, all of which are targeted to medium income customers. The residential complex has a swimming pool, terraces, 24 hour security system, a parking lot for approximately 310 cars in the basement and four retail stores in the ground floor of one of the buildings.

In March 1997, we began to market the units of this project, by offering clients to contact them with financial institutions or, in certain cases, by offering direct financing to purchasers. As of June 30, 2003, we had financed by means of mortgage loans the acquisition of 69 units for an aggregate amount of US$ 3.4 million, accounting for approximately 61% of the selling value of those units. On January 6, 2002 Decree N° 214/02 provided for the conversion into Pesos of all loans and agreements in force originally agreed upon in U.S. dollars at an exchange rate of Ps.1.00 per US$ 1.00. Therefore, the U.S. dollar-denominated mortgage loans offered by us were converted into Pesos. As of June 30, 2009, our outstanding mortgage loans amounted to Ps.0.7 million. The average interest rate of the loans as of such date was 14.0%. As of the date hereof, all the units have been sold.

New Projects and Undeveloped Properties.

We currently have the following undeveloped projects and properties in progress.

Arcos del Gourmet. In August 2007, we exercised the option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. We paid US$ 0.6 million for the option, which is accounted for under other non current investments. The purchase is subject to certain approvals by the regulatory authorities which have not been obtained as of the date of this Annual Report.

Once the approvals are obtained, we will have to make a total investment of US$ 24.4 million.

We and the seller had certain disagreements as to whether the conditions were fulfilled and accordingly exchanged formal letters with the respective positions.

As a subsequent event, the parties have agreed certain modifications to the original agreement, so the closing of this operation was carried out as follows:

On November 27, 2009 we have acquired 7,916,488 non endorsable, registered common shares, with a face value of Ps.1 each and with 1 voting right per share, representing 80% of the capital stock of Arcos del Gourmet S.A (herein after “Arcos”).

As of the date of issuance of these Financial Statements, Arcos is the holder of a concession granted by ONABE (the Federal Organism of Properties’ Management) by which the Company has the rights to exploit a site with a surface of approximately 5,813 square meters and the related parking lot with a surface of approximately 28,881 square meters.

The agreed price for the shares acquired by us is the following: 1) US$ 4.3 million corresponding to 40% of the shares of Arcos; 2) for the remaining 40% of the shares the price was settled in: 2.a) a fixed amount of US$ 0.8 million with plus 2.b) 20% of the investment needed to develop the project as it is explained as follows.

The price indicated in 1) above, will be paid as follows: the sum of US$ 0.3 million was already paid; the sum of US$ 2.0 million was paid at the time of the signature of the share purchase agreement and the remaining balance will be paid in two annual equal installments, which will mature on November 27, 2010 and November 27, 2011, respectively. The portion of the price indicated in 2.a) above the sum of US$ 0.3 million was paid in time and the sum of US$ 0.5 million will be paid when the meeting of shareholders’ approving the increase in Arcos’ capital in US$ 2.7 million was held. The portion of the price indicated in 2.b) will be paid by us at the time of the eventual capital increases necessaries to the development of the project, which must be approved by the respective authorities, in accordance with that agreed by the respective parties through the limit of US$ 6.9 million. In this latter case, APSA must pay in such way that the sellers can paid-in the 20% of those increases, then with the amounts paid by APSA

Signing of Letter of Intent. On June 30, 2009, we signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. The Company intends to construct a shopping center on the site. The purchase price amounts to US$ 0.5 million. In July 2009, we paid US$ 0.05 million in advance to secure our right of first offer through November 27, 2009 when the Letter of Intent expires.

Purchase of the Anchorena building. On August 7, 2008, we signed an agreement by which we acquired functional units number one and two with an area of 2,267.5 square meters and 608.37 square meters located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, we signed an agreement by which we acquired functional unit number three with an area of 988 square meters, located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of June 30, 2009, the total amount paid for the acquired functional units above mentioned was US$ 3.3 million.

Torres Rosario Project, City of Rosario, Province of Santa Fe. The project spans over an entire block, sub-divided into 8 parcels covering approximately 50,000 square meters overall. As of June 30, 2009, a barter was executed over 2 of the 8 parcels with Condominios del Alto S.A. (parcels 2 “G” and 2 “H”) with 6 parcels pending sale and amounting to approximately 31,000 square meters of surface area in the aggregate.

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

Acquisition of Soleil Factory shopping center business. On December 28, 2007, we entered into an agreement with INCSA, an unrelated party, for the acquisition of Soleil Factory shopping center business, for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million were paid and disclosed in the line item “Suppliers advances” in Note 20.a. The transaction is subject to certain suspensive conditions. Upon fulfilment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million will accrue fixed interest at 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. As part of the same agreement, we entered into an offer to acquire, construct and operate a shopping center on land property of INCSA located in San Miguel de Tucumán, Province of Tucumán, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction among other suspensive conditions. The parties determined the value of this transaction to be US$ 1.3 million, of which a de minimis amount was paid in January 2008.

Panamerican Mall-Dot Baires Offices. Panamerican Mall, an Alto Palermo’s subsidiary, is in the process of completing the development of an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building will be operational in early 2010 and it shall mark the entrance by us in the rental office corridor in the northern area of the City of Buenos Aires.

Neuquén Project, Province of Neuquén. The main asset of the project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project within a 90-day term. Once such blueprints are registered, a 30-day term starts to run for the Municipality to render an opinion and as soon as the Parties agree on any potential objections raised against the Projects by the Municipality, we must start with the works within a 90-day term.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which Alto Palermo acts as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating, together with the transfer of the respective concession contract. At June 30, 2009, the concession was in its 208th month with royalties in force for Ps.12,565 per month.

Caballito Plot of Land, Ferro Project. This is a property of approximately 23,389 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property and it has been consented to by the City’s executive branch.

Coto Residential Project. We are the owners of an air space of about 24,000 sqm above the Coto hypermarket that is close to our Abasto Shopping Center in the heart of the City of Buenos Aires. The Company and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby we acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. As an event subsequent to the close of the fiscal year ended June 30, 2008, a conditional barter agreement was executed, pursuant to which we would transfer to Cyrsa 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to us an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, Cyrsa would deliver to us a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to us US$ 88,815 and would proceed with the works in the parking lots that we would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which we notify Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and us totals US$ 5.9 million.

Beruti Plot of Land. In June 2008, we acquired a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Shopping Alto Palermo”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

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

We manage and operate each of the shopping centers in which we have more than 50% ownership. We charge tenants a monthly management fee, which varies from shopping center to shopping center, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to fund promotional efforts for the shopping center. We charge a monthly management fee, paid prorated by the tenants, according to their particular lease rates. This management fee is a fixed amount in Alto Palermo, Alto Avellaneda, Abasto, Paseo Alcorta, Alto NOA, Dot Baires, Alto Rosario and Patio Bullrich and a percentage of the common area maintenance expenses in Buenos Aires Design, Córdoba Shopping and Mendoza Plaza. The total amount paid monthly to us during the fiscal year ended June 30, 2009, was approximately:

•	Ps.80,000 in Alto Palermo,

•	Ps.50,000 in Alto Avellaneda,

•	Ps.100,000 in Abasto,

•	Ps.80,000 in Patio Bullrich,

•	Ps.47,500 in Alto Rosario,

•	Ps.40,000 in Paseo Alcorta,

•	Ps.100,000 in Dot Baires

•	Ps.12,000 in Alto Noa

•	6% of the total amount of the common area maintenance expenses in Córdoba Shopping

•	10% of the total amount of the common area maintenance expenses in Buenos Aires Design, and

•	5% of the total amount of the common area maintenance expenses in Mendoza Plaza.

Our total revenues from management fees during the fiscal year ended June 30, 2009, were approximately Ps.6.9 million.

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

Leasable space in our shopping centers is marketed through an exclusive arrangement with our real estate brokers Fibesa and Comercializadora Los Altos, the latter being solely in charge of the marketing of Dot Baires Shopping. We have a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

We charge our tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% on an annual and cumulative basis as from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Risk Factors” for a more detailed discussion.

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

We are responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. We also provide the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. We determine this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

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

Control Systems

We have computer systems to monitor tenants’ sales in all of our shopping centers. We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a computerized cash register that is linked to a main computer server in the administrative office of such shopping center. We use the information generated from the computer monitoring system for auditing the Percentage Rent to be charged to each tenant and use the statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with in respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto Noa, Dot Baires, Córdoba Shopping and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

Insurance

We employ multi-risks insurance for our Shopping Centers, which covers property damage caused by fire, explosion, gas leaks, hail, storms and winds, earthquakes, vandalism, theft and business interruption.

In addition we have a civil liability insurance policy that covers any potential damage to third parties or things caused as result of our businesses developed throughout the Argentine territory.

We comply with all the legal requirements relating to mandatory insurance, including the coverage required by the Labor Risk Law, life insurance required by collective bargaining agreements other insurance required by decrees and laws.

Our damage history is limited to a single claim made as result of a fire occurred in Alto Avellaneda Shopping in March 2006, which loss was substantially recovered from our insurers.

These insurance policies have the customary market specifications, limits and deductibles which we believe are adequate for the risks to which we are exposed as a result of our daily operations.

We also carry directors and officer’s insurance covering management’s civil liability.

Related Business

Consumer financing segment

We participate in the consumer financing business through our subsidiary Tarshop, in which we hold a 93.4% interest.

The Argentine consumer financing market revolves basically around two main instruments: credit cards and unsecured loans, both in cash and through consumption financing at retail stores. These two modalities entail the involvement of two types of entities: those regulated by the Law of Financial Institutions (Law No. 21,526) that include banks and financial institutions and unregulated institutions, such as Tarshop.

In turn, Tarshop’s business structure includes (i) Credit Cards, (ii) Unsecured Loans, (iii) Consumer Financing at Retail Stores and (iv) Peripherals. As regards the Credit Card segment that does business as “Tarjeta Shopping”, Tarshop is responsible for issuance, processing and sales which in turn affords the company the advantage of being flexible in the design of plans that meet the needs of both target customers and the retail stores that operate with the company.

As of June 30, 2009, Tarshop had 855,000 customer accounts, 422,000 of which posted balances, with an average outstanding amount of Ps.1,438 per account. The total portfolio amounted to Ps.819 million, with 59.3% being securitized through the Tarjeta Shopping Financial Trust Program.

Tarshop’s current business network is made up by 22 points of sale scattered throughout the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As of June 30, 2009, the retail stores that accepted payments through the Tarshop credit card were more than 40,000, 41% of which post transactions on a regular basis. On the whole, more than 6.6 million transactions have been posted during the year mentioned.

In addition, Tarshop owns a 50% stake in Metroshop, with the remaining 50% being owned by Metronec S.A. Metroshop is a company engaged in the commercialization of credit cards with an embedded chip that allows automatic access to the main means of transportation and unsecured loans through an independent distribution network. Tarshop’s involvement consists in processing the products commercialized by Metroshop.

From time to time we consider alternative strategies regarding our investment in Tarshop. In the course of fiscal year 2009, as a result of the international financial context and the complex situation of the financial trust market through which Tarshop obtains resources to fund its business, the need arose for us to review the general and particular economic prospects of our subsidiary’s business, and to take certain measures, all of them aimed at strengthening the business in the face of the prevailing economic conditions.

In this respect, we are currently considering alternatives to maximize the value of our investment in Tarshop, such as its potential merger with and/or sale to another entity engaged in the credit card business.

In order to face the increasing volatility in the international financial context and to provide Tarshop with a capital base in consonance with the current market conditions, in the first quarter of fiscal year 2009 we decided to take part in a capital increase for up to the amount of Ps.60 million, thereby increasing its ownership interest in the company from 80% to 93.4%.

The following are some of the decisions made during fiscal year 2009:

(i)	Readjustment of the operational structure to align it to the new business scenario.

(ii)	Adjustments in plans involving both cash and Consumer Financing at retail stores.

(iii)	Changes in Loan Origination Policies.

(iv)	Reinforcement of Collection Management.

(v)	Analysis and implementation of new funding tools.

(vi)	Adjustment of the uncollectibility provisioning policies through the establishment of a criterion stricter than that suggested by the Central Bank.

During the second quarter of fiscal year 2009, we have provided financial assistance to Tarshop for Ps.105 million then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contributions was decided by Tarshop’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.6%.

As a result of the actions implemented in fiscal year 2009, Tarshop’s loan portfolio, net of write-offs and including securitized coupons as of June 30, 2009 stood at Ps.627 million, 33.9% less than the Ps.948 million portfolio held a year earlier.

As regards collections, loans overdue for periods ranging from 90 to 180 days as of June 30, 2009 stood at 6.5% of the portfolio net of write-offs.

Finally, starting in the third quarter of fiscal year 2009, a drop has been noted in losses, compared to those posted for previous periods, which can be explained by the decisions implemented and the improvement in capitalization combined with a relative stabilization in local financial markets, a drop in uncollectibility charges and a decrease in operating expenses.

The table below contains information about our consumer financing business for the relevant fiscal years:

	Fiscal year ended June 30,
	2007	2008	2009
	(in million Ps.)
Revenues from sales:
Revenues from services (1)	107,727	168,256	128,023
Interest	65,663	58,479	61,390
Fees to retail stores	38,249	41,516	26,487
Other revenues from services rendered	3,292	6,444	9,770
Income/(loss) on portfolio securitization	4,527	18,371	11,813
Total revenues from sales	219,458	293,066	237,483

(1)	These are revenues from: fees on the grant of loans, account maintenance and management, collections procedures, selling expenses and purchases in installments.

Purchase and credit card

Tarshop operates in this business as an issuing and financing company, as a processor of its own card trademark, and as payer to the network of stores accepting the product.

Tarjeta Shopping is accepted in over 40,000 affiliated stores, including the main supermarket, household appliances chains, and shopping centers.

Through Tarjeta Shopping, Tarshop provides a wide variety of benefits, such as exclusive discounts and promotions, financing plans in installments, cash advances in the ATM networks all over the country, balance financing through minimum payments, and it also facilitates balance payments at several collection entities, automatic teller machine networks, internet, direct debits through customers’ debit cards and certainly at Tarshop’s own branch network.

A differentiating element of Tarshop’s competitive strategy is its ability to establish the eligibility of customers, and grant them their credit card immediately embossing plastics on the spot, at the branch, which allows the customers to have immediate use of the product.

The main channels for attracting customers are our branch offices, reinforced by booths and points of sale in our shopping centers and retail stores.

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

Ease of access also applies to payments of installments as they can be channeled through different means, such as collections entities, networks of automatic teller machines, over the Internet, through direct debits from customers’ bank accounts and through Tarshop’s own branch of networks.

“Créditos Tarshop” are loans granted immediately, upon the customer’s submittal of the relevant documents. The store submits this documentation to our processing center where, after the relevant analysis of the documents, we decide whether the credit is granted.

“Créditos Tarshop” constitutes a product with major potential: they turn each affiliated store into a small branch with no need for the infrastructure of a store. This modality applies mainly to stores that sell durable and semi-durable products.

Distribution Network

At present, Tarshop has 22 points of sale, including our shopping centers Alto Avellaneda, Alto Palermo, Abasto and Dot Baires, as well as storefronts in major commercial centers located in the District of Avellaneda, downtown Buenos Aires and in the cities of Lomas de Zamora, Morón, Quilmes, Liniers, Florencio Varela, San Justo, Moreno, Merlo, among others. It also has branches in the Provinces of Córdoba, Tucumán, Salta and San Salvador de Jujuy.

We have promotion booths and account representatives at Supermercados Coto in the cities of Lanús, and Temperley and Supermercado Hyper Libertad located in the city of Salta. We have strategic alliances with certain major household appliances and motorcycle stores, where purchases can be made through the “Créditos Tarshop” system: credit can be granted on the spot with no need for a card for making the first purchase.

Each branch is organized as an independent business unit as regards commercial matters: they handle the resources required for attaining their commercial objectives concerning invoicing and account opening.

Besides, Tarshop has its own structure of cashiers at branches for collection of account statement balances and for the automatic grant of cash loans to customers with facilities and procedures for fund management and transportation similar to those used in banks.

Loan Origination Process

The loan origination process is based on the enforcement of credit policies laid down by the Risk Committee with parameters set up in the system.

Credit assessment is a three-step process: verification and control of documents submitted and data provided by the customer, analysis of credit history in the financial market and credit limit allocation. Such information is validated by various credit bureaus.

As a part of the credit assessment process, there is the involvement of the Fraud Department in the validation of data through the enforcement of prevention policies.

The allocation of a credit limit consists in the assessment of the amount to be granted according to the level of indebtedness, income and risk score within certain parameters. The calculation of income may take into account the income of one or more members of the applicant’s family group, who are required to submit evidence of the documents as a guarantee.

For existing customers, Tarshop defines limit extension policies processed by the Credit Department.

Portfolio Analysis and Maintenance

Resorting to statistical techniques and massive information handling tools geared towards mitigating credit risk, Tarshop supervises and monitors the behavior of its customer portfolio and the various economic conditions in the market that may have an adverse bearing customers’ repayment duties.

Besides, Tarshop deploys strategies consisting in acquisitions, cross-selling and maintenance of its portfolio in connection with its various target segments.

Collection Process

Tarshop’s collection process is carried out according to the strategy defined by its Risk Management group. It is divided into different tranches of default and it starts with preventive actions taken through a system of automatic calls to accounts deemed by Tarshop as prospectively risky.

The internal management process starts through a telephone call by the Collection Group Call Center and relies on telephone management supported by a predictive dialing device, which is simultaneously supplemented by letters and automatic messages.

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

The policies for allowances for bad debts, are similar to those established by the Central Bank1.

The policies for allowances for bad debts are similar to those established by the Central Bank of the Republic of Argentina.

[1]

The allowance for bad debts was estimated based on credit classification performed according to criteria related to debtors’ obligation default levels, and according to this classification the minimum allowance criteria arising from Communication “A” 2729 and amendments of the Banco Central de la República Argentina have been applied. Further, the Company verifies whether the allowance raised as explained in the paragraph above is sufficient by assessing the portfolio that exhibits uncollectibility risk and based on its performance.

Condition	Arrears (days)%
Regular Compliance	0 to 31	1
Inadequate Compliance	32 to 90	5
Deficient Compliance	91 to 180	25
Difficult Recovery	181 to 365	50
Unrecoverable	Over 365	100

The table below provides information about our loan portfolio (including the securitized fraction):

	As of June 30
	2008		2009
	(1)		(1)
Portfolio Condition
Regular Compliance (2)	779.3	83.36%	455.2	74.32%
Matured:
31-89 days	33.2	3.55%	26.4	4.31%
90-180 days	55.5	5.94%	41.9	6.84%
181-365 days	66.9	7.16%	89.0	14.53%
Total	934.9	100.00%	612.5	100.00%
Over 365 days and under legal proceedings (3)	109.7	—	206.5	—
Allowance for bad debts over the regular compliance portfolio as % of delinquent portfolio	—	46.3%	—	64.4%
Allowance for bad debts over the regular compliance portfolio as % of regular compliance portfolio	—	7.7%	—	16.5%

(1)	In million Pesos.
(2)	Regular compliance loans, with delinquencies not in excess of 30 days.
(3)	Loans covered by a bad debt allowance at 100%.

Funding

For funding, Tarshop has principally resorted to the issuance of financial trusts subject to public offering, and it has its own Trust Securitization Program under which more than 50 series have been issued.

In the course of this fiscal year, we reinforced Tarshop’s financial situation through a capital increase of Ps.60 million and irrevocable contributions for Ps.105 million, which improved all of Tarshop’s debt ratios and balance sheet indicators. Tarshop’s shareholders’ equity grew from Ps.29.3 million as of June 30, 2008 to Ps.100.2 million as of June 30, 2009.

As of June 30, 2009, Tarshop’s own portfolio stood for 40.7% of its total portfolio whereas as of June 30, 2008 it had only stood for 22.2%.

In the course of this fiscal year, Tarshop issued trusts through the public offering system for Ps.586.4 million.

In addition, in the course of this fiscal year, Tarshop entered into a funding agreement with Banco Itaú Argentina S.A. for Ps.50 million for a one-year term; as of June 30, 2009 Tarshop carried bank loans for Ps.34.6 million.

Technology

Tarshop relies on technological applications to support all business processes, from origination to account opening, issue of cards, transaction validation, loan management, customer management, generation and printing of bills, payments to affiliated stores, collections, trust management and delinquency management, to name but a few.

For the past two years, Tarshop has been implementing world-class applications that have proven to be successful all over the world, as is the case of SAP for ERP and of Avaya for comprehensive customer relationship management.

As regards the business’ core applications, which are maintained in-house, Tarshop deploys a strategy consisting in continuously improving its core applications based on careful supervision of the business’ key indicators in order to make improvements in those spots where the business needs them most. Examples of this strategy were the integration between Tarshop’s core application and the collection procedure application and the telephone communications scheme which resulted in streamlined collections and better customer service. Besides, Tarshop’s web-services platform was renewed, which in turn led to automating contacts with customers and affiliated stores as well as improved loan sales at retail stores.

As regards the IT governance methodology, Tarshop is carrying out a process to re-convert the various activities in the area based on the best practices prescribed by ITIL and in compliance with SOX requirements.

Summary Financial and Other Data

The following table sets forth certain balance sheet and other data for Tarshop as of June 30, 2007, 2008 and 2009:

	As of June 30,
	2007	2008	2009
	(in million Ps., except percentages)
Income Statement Data
Revenues	212.97	291.03	236.83
Costs	(77.42)	(131.86)	(126.68)
Gross profit	135.55	159.17	110.15
Selling expenses	(61.97)	(111.42)	(178.04)
Administrative expenses	(46.23)	(68.55)	(17.03)
Net (loss) income from retained interest in securitized receivables	3.25	(1.26)	(46.01)
Operating income	30.60	(22.06)	(130.93)
Financial results, net	0.83	1.22	(0.02)
Other income (expenses), net	3.03	3.81	(0.61)
Income before taxes and minority interest	34.46	(17.03)	(131.56)
Income tax expense	(15.45)	(1.52)	37.49
Net income	19.01	(18.55)	(94.07)
Balance Sheet Data
Current assets:
Cash and banks	8.83	11.33	5.31
Investments	35.29	54.12	142.65
Accounts receivable	70.83	56.31	73.61
Other receivables	13.06	36.19	15.69
Inventory	0.0	0.0	0.0
Total current assets	128.01	157.95	237.26
Non-current assets:
Other receivables	24.31	21.57	73.14
Property, plant and equipment	9.68	12.32	8.65
Investments	55.68	111.10	21.01
Accounts receivable	40.58	7.72	3.78
Intangible Assets net	0.02	0.01	0.00
Total non-current assets	130.27	152.72	106.58
Total assets	258.28	310.67	343.84
Current liabilities:
Accounts payable	157.62	173.09	104.31
Customer advances	4.40	0.00	0.00
Short-term debt	12.90	61.57	39.65
Related parties	2.47	24.11	54.12
Salaries and social security payable	4.41	5.23	6.14
Taxes payable	21.78	13.52	38.07
Other liabilities	0.72	0.43	1.06
Total current liabilities	204.30	277.95	243.35
Non-current liabilities:
Accounts payable	0.00	3.24	0.11
Long-term debt	6.13	0.19	0.16
Other liabilities	0.00	0.00	0.00
Total non-current liabilities	6.13	3.44	0.27
Total liabilities	210.43	281.39	243.62
Shareholders’ equity	47.85	29.29	100.22
Total liabilities and shareholders’ equity	258.28	310.68	343.84
Other Financial Data
Return on assets	7.4%	(6.0)%	(27.4)%
Return on shareholders’ equity	65.9%	(38.8)%	(48.4)%
Net interest margin	64.72%	55.01%	46.51%
Non-performing loans as a percentage of total loans	24.48%	46.31%	50.98%
Reserve for loan losses as a percentage of total loans	15.17%	47.97%	51.17%
Reserve for loan losses as a percentage of non-performing loans	61.98%	103.60%	100.37%

Competition

Shopping centers

Because most of our shopping centers are located in highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location (1)	Gross leasable area	Stores	% of gross leasable area at national level (2)	Stores (2)
					(%)	(%)
Alto Palermo
	Abasto de Buenos Aires	CABA	41,336	173	2.79%	3.19%
	Alto Palermo Shopping	CABA	18,635	145	1.26%	2.68%
	Buenos Airess Design(3)	CABA	13,750	64	0.93%	1.18%
	Dot Baires Shopping	CABA	49,731	153	3.37%	2.82%
	Paseo Alcorta(4)	CABA	53,035	111	3.59%	2.05%
	Patio Bullrich	CABA	11,741	85	0.79%	1.57%
	Córdoba Shopping(4)	Córdoba	22,771	106	1.54%	1.96%
	Alto Avellaneda(4)	GBA	37,298	144	2.52%	2.66%
	Mendoza Plaza Shopping(4)	Mendoza	41,118	150	2.78%	2.77%
	Alto Rosario(4)	Rosario	40,901	145	2.76%	2.68%
	Alto Noa(4)	Salta	18,851	88	1.27%	1.62%
			349,167	1,364	23.60%	25.18%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	2.18%	0.65%
	Portal de Madryn	Chubut	4,100	26	0.28%	0.48%
	Factory Parque Brown(4)	GBA	31,468	91	2.13%	1.68%
	Factory Quilmes(4)	GBA	40,405	47	2.73%	0.87%
	Factory San Martín(4)	GBA	35,672	31	2.41%	0.57%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	3.44%	2.42%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.78%	2.70%
	Portal Canning(4)	GBA	15,114	21	1.02%	0.39%
	Portal de Escobar(4)	GBA	31,995	31	2.16%	0.57%
	Portal Lomas(4)	GBA	32,883	50	2.22%	0.92%
	Unicenter Shopping(4)	GBA	94,279	287	6.37%	5.30%
	Portal de los Andes(4)	Mendoza	30,558	47	2.07%	0.87%
	Portal de la Patagonia(4)	Neuquén	34,230	93	2.31%	1.72%
	Portal de Rosario(4)	Rosario	66,361	182	4.49%	3.36%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.44%	1.74%
	Subtotal		562,644	1313	38.03%	24.24%
Others Operators
Subtotal			567,758	2,740	38.37%	50.58%
Total			1,479,569	5,417	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.

(2)	Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shopping Centers (CASC). Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo in Emprendimiento Recoleta, the company that operates the concession of this building, is 53.638%,.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Consumer Financing

The consumer financing market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina, most of which have substantially greater financial resources than we do and (ii) the strong market position of both Visa and Mastercard in Argentina. Our main competitors in various segments of the credit card market include:

•	International and domestic cards: Visa, Master, AMEX, Cabal and Diners.

•	Regional cards: Naranja, Provencred, Credilogros, Italcred, Carta Sur and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Johnson’s.

•	Banks: Columbia, Itaú, Comafi, Privado, Hipotecario, Macro, Standardbank.

•	International financial companies: GE Money, Cetelem and AIG (Efectivo Sí).

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

•	If the parties did not reach an agreement, the judicial courts could decide about the difference in each particular case; and

•	Pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

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

Under the Argentine Civil Code lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options – leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years. In November 2007, the Judicial Court authorized us to enter into a lease agreement with Wal Mart Argentina SRL for a term of 30 years. This exception was granted after taking into consideration the extension of the investment and the time necessary to recoup it. In June 2008, Alto Palermo requested the judicial courts a new authorization to enter into a lease agreement with Falabella for a term of 30 years. In August 2008, the judicial courts rejected the request and in November 2008 Alto Palermo appealed this decision. In June 2009, the Appeal Court also rejected Alto Palermo’s request and as a result such matter has been concluded.

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

Argentine Law permits the parties to a lease agreement to freely set aside some of their rights and obligations thereunder. However, in the past, in response to housing shortages, high rates of inflation and difficult access to credit, the Argentine Government imposed strict and burdensome regulations regarding leases. Such regulations limited or prohibited rental increases and prohibited the eviction of tenants even for failure to pay rent. These regulations discouraged both property rental and the construction of new housing.

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

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided.

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

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided plots of land regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment. The provisions of this law require, among other things:

•

the registration of the sale in the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regards to an unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided parcels. However, creditors may be judicially compelled to agree to the division; and

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

The mediation procedure was voluntary and free. Proposals and negotiations made by the parties were subject to the confidentiality of ordinary mediations. The mediation procedure in no case shall result in the suspension or interruption of the legal terms running in judicial or out-of-court foreclosure proceedings.

The Emergency Legal Units should try to approximate the parties’ proposals to reach an agreement enabling the debtor the performance of his obligations without lessening the creditor’s rights. The intervention of the Emergency Legal Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term of force of 90 days.

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

On November 6, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust (paid by the Argentine Government) which would purchase the mortgage debts and reschedule the maturity date. Financial institutions were given until June 22, 2004 to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion to this system. This term was extended twice first by Decree No. 352/2004 for a period of sixty days and then by Law No. 26,062 effective as of November 4, 2005, which extended the foreclosures suspension for an additional 120 days, which was again extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103.

Law No. 26,167 enacted on November 29, 2006, suspended foreclosures and has also established a special proceeding within the ordinary trials for the enforcement of certain mortgage loans. Such special proceedings give creditors a 10-day period to inform the court the amounts owed under the mortgage loan. Soon after, the judge is to call the parties for a hearing in order to reach an agreement on the amount and terms of payment thereunder. In case of failure by the parties to reach such agreement, they will have a 30-day negotiation period, and if such negotiations still result unsuccessful, then, payment and conditions will be determined by the court.

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

The Consumer Protection Law purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Law deems void and unenforceable certain contractual provisions in consumer contracts, including:

•	warranty and liability disclaimers;

•	waiver of consumer rights and extension of seller rights; and

•	shifting of the burden of proof against consumers.

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

The application of the Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority, but the law regulates the advertisements that promote professional services.

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

On December 3, 2009, Alto Palermo requested the Antitrust Authority’s clearance for the transfer of the shares of Arcos Gourmet. As of the date of this filing, the Antitrust Authority has not reached a decision.

For more information see Item 3 “Risk Factors - Risk related to our Business - Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Credit Cards Law. Law No. 25,065, as amended, regulates different aspects of the credit cards business. The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected by users and the commissions to the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping”, issued by Tarshop.

Environment. Our activities are subject to a number of national, provincial and municipal environmental provisions. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall see to the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. Such law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of a compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and artificial persons.

On August 6, 2009, the Comisión Nacional de Valores issued General Resolution No. 559/2009 (“General Resolution No. 559/2009”) providing for the rules applicable to listed companies whose corporate purpose comprise activities regarded as risky for the environment, in order to keep the shareholders, investors and the general public informed about the fulfillment of current environmental regulations. As of the date hereof, such Resolution has not been regulated as provided for therein.

One of our goals is that business be conducted at all times consistently with environmental laws and regulations.

C. Organizational Structure

As of June 30, 2009 our organizational structure was:

(1)	The country of residence of our subsidiaries is Argentina.
(2)	Owned through a 53.7% equity interest in our subsidiary Emprendimiento Recoleta, which holds the concession to operate the Buenos Aires Design Shopping Center.
(3)	As of April 17, 2007, our subsidiary Altocity.com S.A. changed its name to Comercializadora Los Altos, we own a 100% interest in Comercializadora Los Altos, 10% through our subsidiary Shopping Alto Palermo S.A., and 90% directly through us. As from July 1, 2009, Comercializadora Los Altos merged into Fibesa.
(4)	See New Projects and Undeveloped Properties Item 4.
(5)	As from July 1, 2009, Shopping Alto Palermo S.A. merged into Alto Palermo.
(6)	Subsequent to fiscal year end, equity interest increased to 98.6%.

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2009:

Subsidiary	Activity	Country of incorporation	Ownership percentage (1)	Voting power percentage (1)	Percentage of our total net revenues
Shopping Alto Palermo S.A.(2)	Real estate investments and development	Argentina	100%	100%	18.6%
Fibesa S.A.	Real estate agent	Argentina	100%	100%	2.4%
Tarshop S.A.	Consumer financing	Argentina	(3)93%	93%	36.9%
Emprendimiento Recoleta S.A.	Building	Argentina	54%	54%	2.0%
Shopping Neuquén S.A.	Development of undertakings	Argentina	98%	98%	0.0%
Comercializadora Los Altos S.A. (4)	Real estate agent	Argentina	100%	100%	0.9%
Panamerican Mall S.A.	Real estate investments	Argentina	80%	80%	1.3%

(1)	Percentage of equity interest has been rounded. It does not contemplate irrevocable contributions.
(2)	Includes revenues of Mendoza Plaza Shopping S.A and Empalme. Such companies, as from January 1, 2009, merged into Shopping Alto Palermo S.A.. Then, as a subsequent event, as from July 1, 2009, Shopping Alto Palermo S.A. has merged into Alto Palermo.
(3)	Subsequent to fiscal year end, equity interest increased to 98.6%.
(4)	Corresponds to the 90% of the direct interest of Alto Palermo and 10% of the indirect interest through Shopping Alto Palermo S.A.. As a subsequent event, as from July 1, 2009, Comercializadora Los Altos has merged into Fibesa.

D. Property, Plant and Equipment

Our properties include shopping centers and land reserves for the construction of shopping centers or apartment buildings. All of our properties are located in Argentina.

We lease our headquarters, located at Moreno 877, 22nd floor (C1091AAQ), Buenos Aires, Argentina, from Inversora Bolivar S.A., a subsidiary of IRSA, pursuant to a lease agreement that expires in October 2011. We consider that all our facilities are appropriate for our current needs and suitable for their intended uses.

The following table sets forth certain information about our owned properties:

Property	Location	Encumbrance
Alto Palermo	City of Buenos Aires, Argentina	—
Abasto	City of Buenos Aires, Argentina	—
Alto Avellaneda	City of Avellaneda, Argentina	—
Paseo Alcorta	City of Buenos Aires, Argentina	—
Patio Bullrich	City of Buenos Aires, Argentina	—
Alto Noa	City of Salta, Argentina	—
Buenos Aires Design	City of Buenos Aires, Argentina	—
Alto Rosario	City of Rosario, Argentina	—
Mendoza Plaza	City of Mendoza, Argentina	—
Proyecto Caballito (1)	City of Buenos Aires, Argentina	—
Proyecto Neuquén	City of Neuquén, Argentina	—
Córdoba Shopping Villa Cabrera(2)	City of Córdoba, Argentina	Mortgage–antichresis
Dot Baires Shopping	City of Buenos Aires, Argentina	—
Coto Air Space	City of Buenos Aires, Argentina	—
Torres de Abasto	City of Buenos Aires, Argentina	—
Torres de Rosario	City of Rosario, Argentina	—
Other properties (3)	City of Buenos Aires, Argentina	—

(1)	We have a parcel of land with a surface area of 23,389 square meters in the “Caballito” neighborhood, one of the most highly populated areas in the City of Buenos Aires, which Alto Palermo purchased in November 1997. This land could be used to build a 30,000 square meter shopping center including a hypermarket, a cinema complex and various leisure and entertainment areas. We are currently working on the definition of the commercial project. At present the Legislature of the City of Buenos Aires is dealing with a bill of law for approving the urban development parameters of the site that has already been approved by the Executive branch. As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings. The main dispute is about the amount due for the admission rights of the income tax. In the first instance, AFIP pleaded for a general restraining order. As of June 30, 2009, under court proceedings, this building is subject to a legal attachment for Ps.36,741.
(2)	Included in fixed assets is the cinema building located at Córdoba Shopping Villa Cabrera, which is encumbered by a right of antichresis as a result of a financial debt held by Empalme (merged with SAPSA. as from January 1, 2009) with NAI INTERNACIONAL II Inc.. The total amount of the debt was Ps.18.2 million as of June 30, 2009.
(3)	It includes properties in the proximities of Alto Palermo, Abasto and Patio Bullrich, and other properties located in the City of Buenos Aires. On June 24, 2008, we purchased from Dowler Company S.A. the plot of Beruti 3351/3359, which is nearby Alto Palermo Shopping Center, a location which we consider to be strategic. As security for payment of the price balance, a first priority mortgage was set up over the land for the benefit Dowler Company S.A. As of June 30, 2009, the mortgage amount is US$ 4.5 million.

We do not currently lease any material properties other than our headquarters.

A detailed description of each of our different properties and plans to expand, build or develop have been previously disclosed in this document under “Business - Overview”, including information about size, use and location of the properties and estimations of cost and methods of financing the planned expansions and developments.

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

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2007, 2008 and 2009 relate to the fiscal years ended June 30, 2007, 2008 and 2009, respectively.

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

Critical Accounting Policies and Estimates

In connection with the preparation of the Consolidated Financial Statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•	revenue recognition;

•	investments in CPs;

•	business combinations;

•	fixed assets, net;

•	provision for allowances and contingencies;

•	impairment of long-lived assets;

•	intangible asstes, net;

•	extension of our Convertible Notes’ maturity date;

•	income tax expense;

•	minimum presumed income tax; and

•	negative goodwill, net.

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

We charge our tenants a monthly administration fee relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

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

We also derive revenues for parking lot fees charged to visitors. Parking revenues are recognized as services are performed.

In September 2000, we completed the acquisition of the 99.99% equity interest of Fibesa. Fibesa acts as the leasing agent for us bringing together the Company and potential lessees for the retail space available in certain of our shopping centers. Fibesa’s revenues are derived primarily from success fees paid by tenants calculated as a percentage of the final rental income value for both the lessee and us. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

Sales and development properties

We record revenue from the sale of properties when all of the following criteria are met:

(i)	The sale has been consummated.

(ii)	We have determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property.

(iii)	Our receivable is not subject to future subordination.

(iv)	We have transferred to the buyer the risk of ownership.

Consumer financing

We are engaged, through our subsidiary Tarshop, in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenue from financing and lending activities are comprised of interest income which is recognized on an accrual basis.

Investments in CPs

The Company enters into ongoing revolving-period securitization programs, through which Tarshop, a majority-owned subsidiary of the Company, transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs).

CPs are carried at their equity value based on financial statements issued by the trusts, less allowances for impairment if the carrying value exceeds their estimated recoverable value and classified as investments.

We believe that this accounting policy is a “critical accounting policy” because fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding prepayments, discount rates, estimates of future cash flows and future expected loss experience. Changes in these assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Business combinations

Acquisitions are accounted for under the purchase method of accounting. Under the purchase method, the purchase price is allocated to tangible and intangible assets and liabilities based on their respective fair values in accordance with the provisions of Technical Resolution No. 18. In making estimates of fair values, management utilizes a number of various sources. When we acquire properties, for fair value estimation purposes, we also consider information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. We allocate a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally we determine the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management’s determination of the relative fair values of the respective in-place lease values. Our estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

We also estimate costs to execute similar leases including leasing commissions, legal expenses and other related costs. Other intangible assets acquired may include tenant relationships which are valued based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the respective tenant. We have not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset.

Fixed assets, net

Properties purchased for rental purposes are classified as fixed assets. Fixed assets are stated at cost, adjusted for inflation, less accumulated depreciation and impairment charges, except for a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps.4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be charged against income once the land is disposed of or its value becomes impaired.

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life (years)
• Properties:
Shopping centers	Between 16 and 31
Other	Between 16 and 50
• Leasehold improvements	3
• Facilities	10
• Furniture and fixtures	Between 3 and 10
• Vehicles	5
• Computer equipment	3
• Software	3
• Other	10

We capitalize interest and foreign exchange differences on real estate development projects. We capitalized interest and exchange differences costs amounting to Ps.78.9 million, Ps.10.4 million and Ps.7.1 million during the years ended June 30, 2009, 2008 and 2007, respectively.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the Consolidated Statement of Operations.

During the years ended June 30, 2002 and 2003, we recognized impairment losses amounting to Ps.44.7 million and Ps.5.2 million, respectively. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently totally reversed during the years ended June 30, 2003 through June 30, 2007. Impairment charges and subsequent reversals are included in the line item “Financial results, net” in the Consolidated Statement of Operations. See Note 3.q. to our Audited Consolidated Financial Statements for details on accounting for impairment losses.

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

Under Argentine GAAP, the impairment loss is recorded in the Consolidated Statement of Operations against a liability account. This liability account is a contra account to fixed assets or undeveloped parcels of land or inventories, which means that it is presented on the balance sheet as a direct reduction from the book value of these assets to arrive at the carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the value in use or its net realizable value, whichever is greater. In that event, the new carrying amount of the asset should be the lower of its value in use or its net realizable value, whichever is greater, or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings in the period in which they are incurred.

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

On June 30 of every year we review our assets related to the segments Leases and services, and Others for impairment. Due to the continued deterioration of the Argentine economy during our fiscal years ended June 30, 2002 and 2003 we recognized impairment losses related to the Leases and services and Others segments amounting to Ps.62.8 million and Ps.12.7 million, respectively. Besides, we recognized an impairment loss that was not highly significant of Ps.0.4 million for the fiscal year ended on June 30, 2006 related to some other assets. As a result of increases in their fair market values (as determined below), during fiscal years 2003, 2004, 2005, 2006, 2007, 2008 and 2009, we partially reversed previously recognized impairment losses recognizing gains of Ps.15.7 million, Ps.27.5 million, Ps.13.1 million, Ps.11.5 million, Ps.2.3 million, Ps.0.1 million and Ps.0.1 million, respectively. In addition, the amortization related to the impairment charges amounted to Ps.1.7 million, Ps0.7 million, Ps.0.3 million during the years ended June 30, 2004, 2005 and 2006, respectively. Assets reviewed for impairment purposes in connection with those two segments represent 70.63% and 64.16% of our total assets as of June 30, 2009 and 2008, respectively.

Fair market values were determined by independent appraisals using either the “rent value method” or the “open market method”, as applicable. As of June 30, 2009, the valuation of each shopping center was performed according to “the rent value method”. This method determines the value of each property considering the specific projected cash flows discounted at a rate commensurate with its risk. We calculated discount rates considering each property’s location, competition in its market, its historical vacancy rates and historical cash flows. The average discount rates we used were 15,18%, the average price per leasable square meter was Ps.7.868 and the average vacancy rate was calculated taking into consideration the real vacancy.

We used the “open market method” for the valuation of land reserves and non-current inventories. We estimated the value of each site by taking into consideration the value of the property according to its surface area and location, as well as the availability of inventory. Our land reserve constitutes an added value as a unique portfolio for shopping centers development in CBD (Central Business Districts). Caballito and Neuquén are the largest locations in our portfolio. The performance of a sensitivity analysis, which reduced prices by 5%, would not have substantially reduced the reversal of the impairment as of June 30, 2009.

Intangible assets, net

Intangible assets are stated at cost, adjusted for inflation, less accumulated amortization.

(i) Trademarks

Represent fees and expenses related to their registration.

(ii) Pre-operating expenses

Represent primarily expenses incurred relating to pre-opening activities of certain shopping centers. These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

(iii) Above and below market leases an in-place leases

See Note 3.h. to our Audited Consolidated Financial Statements for details on accounting for these intangible assets.

(iv) Customer relationships

Represent the net present value of the future economic benefits related to the use of an acquired customer base. This asset is amortized on a straight-line basis over a twelve year period.

Extension of our Convertible Notes’ maturity date

On July 19, 2002, we issued an aggregate amount of US$50.0 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The Convertible Notes accrue interest at a fixed annual interest rate of 10% (payable semiannually), are convertible at any time at the option of the holder into common shares of Ps.0.10 par value per share and originally matured on July 19, 2006. On May 2, 2006 a Meeting of Noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014, leaving the remaining terms and conditions unchanged.

Argentine GAAP require that an exchange of debt instruments with substantially different terms be considered a debt extinguishment. Argentine GAAP clarify that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value, and that amount should be used to determine the extinguishment gain or loss to be recognized.

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

Income tax expense

We recognize income tax using the deferred tax method required by Technical Resolution No. 17. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled, taking into account the laws enacted at the time of issuance of the financial statements. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Technical Resolution No. 17 requires companies to record an impairment allowance for that component of net deferred tax assets which is not recoverable. A valuation allowance is recognized for that component of net deferred tax assets which is more likely than not to be recoverable.

We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires our management to make assumptions, such as future revenues and expenses, exchange rates and inflation among others; and

•

the impact that calculating income tax using this method would have on assets or liabilities reported on our consolidated balance sheet as well as on the income tax result reported in our consolidated statement of operations could be material.

Minimum presumed income tax

We and our subsidiaries are subject to the Minimum Presumed Income Tax Law (“Impuesto a la Ganancia Mínima Presunta” or “MPIT”). The MPIT is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and we are required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over MPIT occurring within the subsequent ten years. In the opinion of management, it is probable that we will utilize such asset against future taxable income charges within the next ten years and, as a result, we have recognized the accumulated MPIT charge within “Other receivables and prepaid expenses, net”, as appropriate, in the accompanying Consolidated Balance Sheets.

Negative goodwill, net

Negative goodwill, net represents the net effect of goodwill and negative goodwill arising out of business combinations.

(i) Negative goodwill:

Negative goodwill represents the excess of fair value of net assets acquired over cost. Under Argentine GAAP, when negative goodwill exists, acquired intangible assets are assigned a zero value. Negative goodwill is accounted for as follows: (i) the portion of negative goodwill related to future expected losses is recognized in income in the same periods losses are incurred; (ii) the amount exceeding the interest over the non monetary assets is recognized in income at acquisition date; and (iii) the amount not in excess of the equity interest over the non monetary assets is recognized as negative goodwill and amortized under the straight line method over the weighted average useful lives of the identifiable assets of the acquiree, not exceeding 20 years.

(ii) Goodwill:

Goodwill represents the difference between the purchase price paid and the fair market value of net assets acquired, adjusted for inflation as mentioned in Note 2.d. Goodwill is amortized by the straight-line method over terms ranging from 10 years to 19 years.

The carrying amount does not exceed their respective estimated recoverable value as of year-end.

Principal Differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	the impact of certain U.S. GAAP adjustments on equity investees;

•	the accounting for marketable securities;

•	the accounting for pre-operating expenses;

•	the accounting for securitization programs;

•	the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•	the present-value accounting;

•	the restoration of previously recognized impairment losses accounting;

•	the accounting for convertible notes;

•	the accounting for real estate barter transactions;

•	the revenue recognition of deferred brokerage commissions over the term of the respective leases;

•	the escalation rental revenue under straight-line method over the term of the leases;

•	the deferral of certain revenues from life and disability insurance and origination fees;

•	the amortization of fees related to the Senior Notes;

•	the accounting for software obtained for internal use;

•	the accounting for increasing rate debt;

•	the reversal of goodwill amortization

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

Net income under Argentine GAAP for the years ended June 30, 2007, 2008 and 2009 was approximately Ps.64.1 million, Ps.80.0 million and Ps.(22.0) million, respectively, compared to approximately Ps.75,7 million, Ps.109,5 million and Ps.(120.4) million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2008 and 2009, was Ps.848.2 million and Ps.765.9 million, respectively, compared to Ps.711.9 million and Ps.528.9 million, respectively, under U.S. GAAP.

Overview

Effects of the Peso Devaluation and the Economic Crisis in Argentina

All our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon the economic conditions prevailing in Argentina. As a result of the four-year recession that came to a close in the second quarter of 2002, the Argentine economy was dramatically weakened. The current account deficit and the budget deficit, together with the rigidity in its foreign exchange rate system (known as the convertibility regime), combined with the country’s excessive reliance on foreign capital and with its mounting external debt, resulted in a deep contraction of the economy and in banking and fiscal crises when capital started to leave the country.

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

Several sectors of the Argentine economy were severely affected by the crisis and regulatory changes. In April 2002, the economy started its path to stabilization and realized a clear improvement of economic variables during the second half of the year, mainly as a result of expanding exports and decreasing imports. While the devaluation of the Peso had significant adverse consequences, it resulted in a positive balance for Argentina’s current account, which fostered a reactivation of domestic production. The sharp decline in the Peso’s value against foreign currencies, together with a decline in production costs in U.S. dollar terms, made Argentine products relatively inexpensive in the export markets. At the same time, the costs of imported goods increased significantly due to the devaluation of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

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

Despite the improvement in economic conditions during the second half of 2002, Argentina’s overall GDP contracted 10.9% for the full year, receding to 1993 values, investment shrank, and inflation increased sharply. The main impact of the crisis was the tremendous social hardship. Unemployment rose from 12.9% to 19.7% between 1998 and 2002, real wages declined 24% in 2002, and the poverty index increased from 29% of the population in 2000 to 52% in 2002.

In May 2003, Argentina’s political environment was reorganized when Néstor Kirchner took office as president. The economy continued to show indications of recovery, as GDP grew 8.8% in 2003. A combination of sound fiscal and monetary policies kept consumer price inflation under control at 3.5% in 2003. During 2003, Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. Social indicators also improved. The unemployment rate decreased to 17.3% in 2003 and real wages began to recover.

During 2004 and 2005, the Argentine economy continued to grow. GDP grew 9.0% in 2004 and 9.0% in 2005 according to the Central Bank’s survey of independent forecasting firms. Inflation remained relatively low in 2004 although it almost doubled to 6.1% from 2003, and it increased to 12.3% during 2005, 9.8% during 2006, 8.5% during 2007 and 4.7% as of the first semester of 2008.

In June 2005, the Argentine government completed a restructuring of a substantial portion of the federal government’s public debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$191.3 billion to US$126.6 billion and negotiated lower interest rates and extended payment terms.

During 2008, the global economy deteriorated significantly as a consequence of the subprime mortgage crisis. Therefore, Argentina was faced with a global economic downturn and a drop in the level of activity that delayed the pace of growth.

There were encouraging signs of a global economic recovery in 2009. These signs have included increases in the level of activity in certain advanced economies, a reduction in unemployment and improvements in housing prices in the US. This scenario will have an impact on the local situation.

Although Argentina’s economy has recovered significantly from the crisis of 2002, the effects of the global economic slow-down on Argentina cannot be predicted. We cannot assure you that the favourable economic conditions that Argentina has experienced in recent years will continue. See “Risk Factors - Risks Related to Argentina.”

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002 published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%

2003	10.2%	8.1%

2004	4.9%	8.6%

2005	9.0%	7.7%

2006	11.0%	12.1%

2007	8.8%	9.4%

2008	9.3%	13.8%

2009	5.26%	5.4%

The increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations.

The Wholesale Price Index (“IPIM”) increased by 7.8% in the first ten months of 2009, and the Consumer Price Index increased 5.8% in the first ten months of 2009.

Effects of interest rate fluctuations

Most of our U.S. dollar denominated debt accrues interest at a fixed rate. An increase in interest rates will not necessary result in a significant increase in our financial costs and may not materially affect our financial condition and our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation of the Argentine Peso against the U.S. dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgages and lease receivables. Due to the fact that many of our customers have their cash flows in Pesos, a fluctuation of the exchange rate may increase their U.S. dollar-denominated liabilities. Foreign currency exchange restrictions that may be imposed by the Argentine Government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated liabilities.

Business Segment Reporting

We are required to disclose segment information in accordance with Technical Resolution (“RT”) No. 18 “Specific Considerations for the Preparation of Financial Statements.” RT No. 18 establishes standards for reporting information about operating segments in annual financial statements and demands disclosure of selected information about the operating segments in any interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The resolution also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have three reportable segments. These segments are “Leases and services,” “Consumer financing” and “Others.”

A general description of each segment follows:

Leases and services. The majority of our revenues are derived from leases with retail tenants in our eleven shopping centers. We generally charge our tenants rent based on the higher of: (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales. For the fiscal years ended June 30, 2007, 2008 and 2009, a majority of our tenants paid the rent on the basis of the specified percentage of its monthly gross sales. We also charge our tenants a monthly management fee, prorated among all tenants in the relevant shopping center according to their leases, relating to the administration and maintenance of the common areas and administration of contributions made by tenants to finance promotional efforts for our shopping centers. We recognize management fees monthly when earned. We also generate revenues from admission rights (a non-refundable admission fee tenants may be required to pay upon entering into or renewing a lease), leasing agent fees paid by tenants calculated as a percentage of the final rental value and parking lot fees charged to visitors. We recognize admission rights using the straight-line method over the lives of the respective lease agreements. We recognize parking revenues as services performed.

Consumer financing. We operate a consumer financing segment business through our majority-owned subsidiary Tarshop. Our Consumer financing segment consist primarily of lending and servicing activities relating to the credit cards and personal loans products, we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card and personal loan activities through securitization of the receivables underlying the accounts we originate. Our revenues from the consumer financing transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by us; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis, and (iv) interest income generated by financing and lending activities.

Others. Our Others segment includes the development and sale of residential properties, acquisitions of undeveloped parcels of land for future development, sales from time to time of such undeveloped parcels, and gains or losses from our investment in E-Commerce Latina S.A. which offered on-line shopping until March 2007 when it restructured its business activities away from internet-based operations. For the fiscal years ended June 30, 2007, 2008 and 2009, revenues from our Others segment were not significant.

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance of our segments and allocate resources to each segment based on net income. We do not depend on any one customer.

The following tables provide the consolidated statement of operations data for each of the fiscal years ended June 30, 2007, 2008 and 2009 by segment activity. Certain other operating data by business segment is included herein. The consolidated statement of operations data for each of the fiscal years ended June 30, 2007, 2008 and 2009, has been derived from our annual audited consolidated financial statements included elsewhere in this annual report.

	Fiscal year ended June 30,
	2007	2008	2009
Revenues by Business Segment
Leases and services	56.1%	54.2%	61.9%
Consumer financing	44.1%	45.5%	36.9%
Others	0.1%	0.6%	1.4%
Inter-segment eliminations (2)	(0.3)%	(0.3)%	(0.2)%

Total	100.0%	100.0%	100.0%
Total revenues (1)	483.2	640.2	642.6

(1)	In million of Pesos.
(2)	Includes intersegment eliminations from lease revenues and expenses which means eliminations due to consolidation of the financial statements.

As of and for the year ended June 30, 2009	Leases and services	Consumer financing	Others	Total reportable segments	Eliminations		Total as of and for the year ended
							June 30, 2009
	Ps.	Ps.	Ps.	Ps.	Ps.		Ps.
Revenues	397,914	236,827	9,005	643,746	(1,181	)(1)	642,565
Costs	(108,922)	(126,678)	(5,989)	(241,589)	3,072	(1)(2)	(238,517)
Gross profit	288,992	110,149	3,016	402,157	1,891		404,048

Selling expenses	(29,308)	(178,038)	(91)	(207,437)	479		(206,958)
Administrative expenses	(43,904)	(17,027)	(26)	(60,957)	106		(60,851)
Net loss from retained interest in securitized receivables	—	(46,012)	—	(46,012)	—		(46,012)

Operating income (loss)	215,780	(130,928)	2,899	87,751	2,476		90,227

Amortization of goodwill, net	(1,017)	(514)	—	(1,531)	—		(1,531)
Financial results, net	(106,361)	(24)	(20)	(106,405)	(2,474	)(2)	(108,879)
Other income (expenses), net	3,883	(608)	—	3,275	—		3,275

Income (loss) before taxes and minority interest	112,285	(132,074)	2,879	(16,910)	2		(16,908)

Income tax (expense) income	(53,258)	37,484	(1,008)	(16,782)	—		(16,782)
Minority interest	(963)	12,593	—	11,630	—		11,630

Net income (loss)	58,064	(81,997)	1,871	(22,062)	2		(22,060)

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.

As of and for the year ended June 30, 2008	Leases and services	Consumer financing	Others	Total reportable segments	Eliminations		Total as of and for the year ended
							June 30, 2008
	Ps.	Ps.	Ps.	Ps.	Ps.		Ps.
Revenues	347,252	291,030	3,729	642,011	(1,857	)(1)	640,154
Costs	(98,820)	(106,421)	(3,579)	(208,820)	2,833	(1)(2)	(205,987)
Gross profit	248,432	184,609	150	433,191	976		434,167

Selling expenses	(24,808)	(194,726)	(299)	(219,833)	—		(219,833)
Administrative expenses	(40,374)	(10,675)	(1)	(51,050)	—		(51,050)
Net loss from retained interest in securitized receivables	—	(1,261)	—	(1,261)	—		(1,261)
Gain from recognition of inventories at net realizable value	—	—	185	185	—		185

Operating income (loss)	183,250	(22,053)	35	161,232	976		162,208

Loss on equity investees	(14)	—	—	(14)	—		(14)
Amortization of goodwill, net	(1,960)	(242)	—	(2,202)	—		(2,202)
Financial results, net	(13,833)	1,222	199	(12,412)	(976	)(2)	(13,388)
Other income, net	4,975	3,800	—	8,775	—		8,775

Income (loss) before taxes and minority interest	172,418	(17,273)	234	155,379	—		155,379

Income tax expense	(74,910)	(1,522)	(82)	(76,514)	—		(76,514)
Minority interest	(2,606)	3,711	—	1,105	—		1,105

Net income (loss)	94,902	(15,084)	152	79,970	—		79,970

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.

As of and for the year ended June 30, 2007	Leases and services	Consumer financing	Others	Total reportable segments	Eliminations		Total as of and for the year ended
							June 30, 2007
	Ps.	Ps.	Ps.	Ps.	Ps.		Ps.
Revenues	271,248	212,965	396	484,609	(1,378	)(1)	483,231
Costs	(90,644)	(60,877)	(1,411)	(152,932)	1,166	(1)(2)	(151,766)
Gross profit (loss)	180,604	152,088	(1,015)	331,677	(212)		331,465

Selling expenses	(20,004)	(117,106)	(2,342)	(139,452)	—		(139,452)
Administrative expenses	(33,548)	(7,635)	(379)	(41,562)	288		(41,274)
Net income from retained interest in securitized receivables	—	3,255	—	3,255	—		3,255
Gain from recognition of inventories at net realizable value	—	—	545	545	—		545

Operating income (loss)	127,052	30,602	(3,191)	154,463	76		154,539

Loss on equity investees	—	—	(679)	(679)	—		(679)
Amortization of goodwill, net	(4,366)	—	—	(4,366)	—		(4,366)
Financial results, net	(19,459)	825	(756)	(19,390)	(76	)(2)	(19,466)
Other (expense) income, net	(6,738)	3,034	356	(3,348)	—		(3,348)

Income (loss) before taxes and minority interest	96,489	34,461	(4,270)	126,680	—		126,680

Income tax (expense) income	(45,244)	(15,453)	4,445	(56,252)	—		(56,252)
Minority interest	(2,569)	(3,802)	—	(6,371)	—		(6,371)

Net income	48,676	15,206	175	64,057	—		64,057

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.

The following tables set forth certain information regarding our revenues from Leases and Services by geographical area:

	Fiscal year ended June 30, (1) Ps.
	2007	2008	2009
Revenues from leases and services by Geographical Area
City of Buenos Aires	194,329	240,990	277,526
Greater Buenos Aires (2)	31,249	39,958	47,488
Rest of the country	44,688	64,447	71,719

Total Revenues	270,266	345,395	396,733

(1)	Includes inter-segment eliminations.
(2)	Excluding revenues derived from the City of Buenos Aires.

Economic Recovery and Improvements in Our Business Segments

Over the past three fiscal years a considerable improvement was perceived in private consumption and in the grant of loans to this sector of the economy, mainly due to a context of relative stability. This led to increased revenues in our three business segments.

Leases and services. Despite the behaviour exhibited by the overall economic context, this segment remained solid, with high occupancy levels throughout the period. For the fiscal years ended on June 30, 2009, 2008 and 2007, our revenues from this segment amounted to Ps397.9 million, Ps.347.3 million and Ps.271.2 million, respectively.

Consumer financing. The results from this segment were affected by increases in delinquency rates caused by the deterioration in the real wages of our portfolio customers, and by increases in the cost of funding and in the company’s overhead given the prevailing juncture. For the fiscal years ended on June 30, 2009, 2008 and 2007, our Consumer financing segment earned revenues of a) Ps.236.8 million, b) Ps.291.0 million and c) Ps.213.0 million, respectively.

Others. For the fiscal years ended on June 30, 2009, 2008 and 2007, our revenues from the Others segment were not significant. Our Others segment had revenues for a) Ps.9.0 million, b) Ps.3.7 million and c) Ps.0.4 million, for our fiscal years ended on June 30, 2009, 2008 and 2007, that stand for 1.4%, 0.6% and 0.1% respectively of our consolidated operating revenues for those fiscal years.

Operating Results

Fiscal Year 2009 as compared to Fiscal Year 2008

Revenues

Our net revenues rose by 0.4%, from Ps.640.2 million during the fiscal year ended June 30, 2008 up to Ps.642.6 million during the fiscal year ended June 30, 2009. This was mainly due to: (i) a Ps.54.2 million decrease in the revenues of our Consumer financing segment; (ii) a Ps.50.6 million increase in the revenues of our Leases and services segment and; (iii) a Ps.5.3 million increase in the revenues from our Others segment mainly arising from the barter of a plot of land adjacent to the Alto Rosario Shopping.

Leases and services. Revenues from Leases and services rose by 14.6%, from Ps.347.3 million during the fiscal year ended June 30, 2008 to Ps.397.9 million during the fiscal year ended June 30, 2009. This was mainly due to a Ps.44.3 million increase in revenues from rentals and admission fees owing to: (i) a higher average price per square meter, (ii) new revenues from the opening of Dot Baires shopping and (iii) a 13.3% increase in our tenants’ total sales, which grew from Ps.3,702.3 million for the fiscal year ended on June 30, 2008 to Ps.4,194.2 million for the fiscal year ended on June 30, 2009, which in turn led to an increase in percentage rentals.

Consumer financing. The revenues of our Consumer financing segment diminished by 18.6%, from Ps.291.0 million during the fiscal year ended June 30, 2008 down to Ps.236.8 million during the fiscal year ended June 30, 2009. This was due to decreases in: (i) sales at retail stores and supermarkets; (ii) the loans granted; (iii) cards issued and (iv) number of account statements issued.

Other. The revenues of the Others segment went from Ps.3.7 million during the fiscal year ended June 30, 2008 up to Ps.9.0 million during the fiscal year ended June 30, 2009, mainly due to the barter of a plot of land adjacent to the Alto Rosario shopping.

	Revenues for the fiscal years ended June 30,
	2008	2009
	(in million of Ps.)
Leases and services	347.3	397.9
Consumer financing	291.0	236.8
Others	3.7	9.0
Eliminations	(1.8)	(1.1)
Total revenues	640.2	642.6

Costs

Total costs rose by 15.8%, up from Ps.206.0 million during the fiscal year ended June 30, 2008 to Ps.238.5 million during the fiscal year ended June 30, 2009. This was mainly due to: (i) a Ps.20.3 million increase in the costs of our new Consumer financing segment, (ii) a Ps.10.1 million increase in the costs of the Leases and services segment; and (iii) a Ps.2.4 million increase in costs from our Others segment. Total costs as a percentage of total revenues had risen, up from 32.2% in the fiscal year ended on June 30, 2008, to 37.1% during the fiscal year ended June 30, 2009, as a result of a higher percentage increase in total costs compared to the total revenues during this fiscal year.

Leases and services. Costs in the Leases and services segment grew by 10.2%, up from Ps.98.8 million during the fiscal year ended June 30, 2008 to Ps.108.9 million during the fiscal year ended June 30, 2009. This increase was mainly attributable to: (i) a Ps.13.5 million increase in the charge for depreciations and amortizations and (ii) a Ps.4.2 million increase in parking costs, which were partially offset by (iii) a Ps.4.3 million decrease in the costs for unrecovered common maintenance expenses; and (iv) a Ps.2.5 million decrease in the costs related to refurbishments and changes in leaseable areas. The costs in our Leases and services segment as a percentage of this segment’s revenues diminished from 28.4% in the fiscal year ended on June 30, 2008 to 27.4% during the fiscal year ended June 30, 2009, as a result of a smaller increase, of 10.2%, in this segment’s costs compared to the 14.6% increase in revenues for this fiscal year.

Consumer financing. The costs in our Consumer financing segment grew by 19.1%, from Ps.106.4 million during the fiscal year ended June 30, 2008 to Ps.126.7 million during the fiscal year ended June 30, 2009. This was mainly due to increases in: (i) commission and interest costs, (ii) salaries and social security contributions costs; (iii) public utilities costs; (iv) fixed assets’ depreciation costs, (v) rentals and common maintenance expenses costs and (vi) taxes and miscellaneous rates’ costs, partially offset by (vii) a decrease in fees and third parties’ services. The costs in our Consumer financing segment as a percentage of this segment’s revenues grew from 36.6% in the fiscal year ended on June 30, 2008 to 53.5% during the fiscal year ended June 30, 2009, as a result of a 19.1% increase in this segment’s costs compared to the 18.6% decrease in revenues for this fiscal year.

Others. The costs in our Others segment grew by 66.7% up from Ps.3.6 million during the fiscal year ended June 30, 2008 to Ps.6.0 million during the fiscal year ended June 30, 2009, as a result of two barters of plots of land adjacent to the Alto Rosario Shopping Center.

	Costs for the fiscal years ended June 30,
	2008	2009
	(in million of Ps.)
Leases and services	(98.8)	(108.9)
Consumer financing	(106.4)	(126.7)
Others	(3.6)	(6.0)
Eliminations	2.8	3.1
Total costs	(206.0)	(238.5)

Gross profit

As a result of the circumstances above mentioned, our gross profit dropped by 6.9%, from Ps.434.2 million during the fiscal year ended June 30, 2008 to Ps.404.1 million during the fiscal year ended June 30, 2009. Gross profit as a percentage of total revenues, dropped from 67.8% in the fiscal year ended June 30, 2008 to 62.9% during the fiscal year ended June 30, 2009, mainly due to a decrease in the gross margins of our Consumer financing segment which was partially offset by an improvement in the gross margin of our Leases and services and Others segments.

Leases and services. The gross profit for the Leases and services segment rose by 16.3% from Ps248.4 million for the fiscal year ended June 30, 2008 to Ps.289.0 million during the fiscal year ended June 30, 2009, mainly as a result of a 13.3% increase in our tenants’ total sales, which grew from Ps.3,702.3 million for the fiscal year ended on June 30, 2008 to Ps.4,194.2 million for the fiscal year ended on June 30, 2009, which resulted in higher percentage rentals. The gross profit for the Leases and services segment as a percentage of the total revenues for this segment grew from 71.5% during the fiscal year ended June 30, 2008 to 72.6% during the fiscal year ended June 30, 2009, mainly as a result of a 14.6% increase in the revenues for this segment compared to a 10.2% increase in costs for this fiscal year.

Consumer financing. The gross profit for the Consumer financing segment diminished by 40.4% from Ps.184.6 million during the fiscal year ended June 30, 2008 to Ps.110.1 million during the fiscal year ended June 30, 2009. The gross profit for the Consumer financing segment as a percentage of this segment’s revenues dropped from 63.4% during the fiscal year ended June 30, 2008 to 46.5% during the fiscal year ended June 30, 2009. This was mainly due to a 19.1% increase in this segment’s costs compared to an 18.6% decrease in revenues during this fiscal year.

Others. The gross profit for our Others segment went from a Ps.0.2 million profit during the fiscal year ended June 30, 2008 to a Ps.3.0 million profit during the fiscal year ended June 30, 2009.

	Gross profit for the fiscal years ended June 30,
	2008	2009
	(in million of Ps.)
Leases and services	248.4	289.0
Consumer financing	184.6	110.1
Others	0.2	3.0
Eliminations	1.0	2.0
Total gross profit	434.2	404.1

Selling expenses

The selling expenses dropped by 5.8%, down from Ps.219.8 million during the fiscal year ended June 30, 2008 to Ps.207.0 million during the fiscal year ended June 30, 2009, mainly as a result of a Ps.16.7 million decrease in the expenses from our Consumer financing segment. The total selling expenses as a percentage of total revenues diminished by 34.3% during the fiscal year ended June 30, 2008 to 32.2% during the fiscal year ended June 30, 2009, due to a 5.9% decrease in the selling expenses compared to the 0.4% increase in the revenues for this year.

Leases and services. The selling expenses of the Leases and services segment rose by 18.1%, up from Ps.24.8 million during the fiscal year ended June 30, 2008 to Ps.29.3 million during the fiscal year ended June 30, 2009, as a result of: (i) a Ps.3.8 million increase in bad debts; (ii) a Ps.1.0 million increase in expenses incurred for salaries and social security contributions, (iii) a Ps.0.6 million increase in advertising expenses, partially offset by a (iv) Ps.1.0 million decrease in expenses incurred for courses, trade fairs and events. The selling expenses as a percentage of revenues in the Leases and services segment sustained a slight increase, from 7.1% during the fiscal year ended June 30, 2008 to 7.4% during the fiscal year ended June 30, 2009.

Consumer financing. The selling expenses of the Consumer financing segment dropped by 8.6%, down from Ps.194.7 million during the fiscal year ended June 30, 2008 to Ps.178.0 million during the fiscal year ended June 30, 2009, mainly due to: (i) a Ps.14.2 million decrease in advertising charges; (ii) a Ps.10.3 million decrease in salaries and social security contributions, and (iii) a Ps.7.9 million decrease in the fees for services charge, partially offset by (iv) an increase in bad debts for Ps.18.9 million. The selling expenses of the Consumer financing segment as a percentage of this segment’s revenues grew from 66.9% during the fiscal year ended June 30, 2008 to 75.2% during the fiscal year ended June 30, 2009.

Others. The selling expenses of our Others segment dropped from Ps.0.3 million during the fiscal year ended June 30, 2008 to Ps.0.1 million during the fiscal year ended June 30, 2009.

	Selling expenses for the fiscal years ended June 30,
	2008	2009
	(in million of Ps.)
Leases and services	(24.8)	(29.3)
Consumer financing	(194.7)	(178.0)
Others	(0.3)	(0.1)
Eliminations	0.0	0.4
Total selling expenses	(219.8)	(207.0)

Administrative expenses

The administrative expenses rose by 19.2%, up from Ps.51.1 million during the fiscal year ended June 30, 2008 to Ps.60.8 million during the fiscal year ended June 30, 2009. This increase is mainly due to: (i) a Ps.6.3 million increase in the expenses incurred by our Consumer financing segment and (ii) a Ps.3.5 million increase in the expenses incurred by the Leases and services segment. The total administrative expenses, as a percentage of total revenues, increased from 8.0% during the fiscal year ended June 30, 2008 to 9.5% during the fiscal year ended June 30, 2009 mainly due to a larger rise in the administrative expenses of our Consumer financing segment compared to its respective revenues during that fiscal year.

Leases and services. The administrative expenses of the Leases and services segment rose by 8.7%, up from Ps.40.4 million during the fiscal year ended June 30, 2008 to Ps.43.9 million during the fiscal year ended June 30, 2009, as a result of: (i) a Ps.2.4 million increase the expenses related to taxes, rates and contributions, mainly arising from the tax on bank debits and credits and; (ii) a Ps.1.7 million rise in fees for services, which were partially offset by a Ps.1.1 million decrease in salaries and social security contributions. The administrative expenses of the Leases and services segment as a percentage of the revenues from this segment diminished from 11.6% during the fiscal year ended June 30, 2008 to 11.0% during the fiscal year ended June 30, 2009.

Consumer financing. The administrative expenses of the Consumer financing segment increased by 58.9%, from Ps.10.7 million during the fiscal year ended June 30, 2008 up to Ps.17.0 million during the fiscal year ended June 30, 2009. This was mainly due to: (i) a Ps.3.5 million increase in salaries and social security contributions; (ii) a Ps.1.3 million increase in taxes, rates and contributions and (iii) a Ps.1.1 million increase in fees for services. The administrative expenses of the Consumer financing segment as a percentage of this segment’s revenues grew from 3.7% during the fiscal year ended June 30, 2008 to 7.2% during the fiscal year ended June 30, 2009.

Others. The administrative expenses of our Others segment did not sustain significant variations.

	Administrative expenses for the fiscal years ended June 30,
	2008	2009
	(in million of Ps.)
Leases and services	(40.4)	(43.9)
Consumer financing	(10.7)	(17.0)
Others	0.0	0.0
Eliminations	0.0	0.1
Total administrative expenses	(51.1)	(60.8)

Net loss from retained interest in securitized receivables

The net loss from retained interest in the securitized receivables grew by Ps.44.7 million, up from Ps.1.3 million during the fiscal year ended June 30, 2008 to Ps.46.0 million during the fiscal year ended June 30, 2009, as a result of: (i) the Appraisals of the Participation Certificates in the various Tarjeta Shopping Financial Trust Series, (ii) Comparison of said Appraisals to their Fair Values and (iii) Income/(loss) from the placement of the securities (at the time of the public offering) of the various series of Tarjeta Shopping financial trusts. As regards the Appraisal of the Certificates, it identified a Ps.39.8 million loss. The main components of this charge are the delinquency in the portfolio (amounts written off as per the minimum guidelines, recoveries and re-financings) and changes in the delinquent portfolio.

The comparison of the equity values to their fair values yielded a Ps.0.7 million loss.

The series subject to public offering yielded a Ps.2.1 million loss resulting from the placement of 8 series for a total offering of Ps.571.8 million.

Gain from recognition of inventories at net realizable value

The gain from recognition of inventories at net realizable value sustained a 100.0% reduction, down from Ps.0.2 million during the fiscal year ended June 30, 2008 to nil during the fiscal year ended June 30, 2009.

Operating income (loss)

As a result of the factors described above, the operating income decreased by 44.7%, down from Ps.162.2 million during the fiscal year ended June 30, 2008 to Ps.90.2 million during the fiscal year ended June 30, 2009, mainly due to (i) a Ps.108.8 million reduction in the Consumer financing segment partially offset by (ii) an increase in the operating income (loss) for the Leases and services segment for Ps.32.6 million and in the Others segment for Ps.2.9 million. The operating income (loss), as a percentage of total revenues shrank from 25.3% during the fiscal year ended June 30, 2008 to 14.0% during the fiscal year ended June 30, 2009, mainly as a consequence of the effect of the reduction in the operating margins of our Consumer financing segment.

Leases and services. The operating income in our Leases and services segment grew by 17.8%, up from Ps.183.2 million income during the fiscal year ended June 30, 2008 to Ps.215.8 million income during the fiscal year ended June 30, 2009, mainly due to the 14.6% rise in the revenues from this segment, partially offset by the 10.2% increase in direct operating costs, the 18.1% increase in selling expenses and the 8.7% increase in administrative expenses. The operating income (loss) for the Leases and services segment as a percentage of this segment’s revenues grew from 52.7% during the fiscal year ended June 30, 2008 to 54.2% during the fiscal year ended June 30, 2009.

Consumer financing. The operating loss of our Consumer financing segment grew by Ps.108.8 million, up from a Ps.22.1 million loss during the fiscal year ended June 30, 2008 to a Ps.130.9 million loss during the fiscal year ended June 30, 2009. This variation is mainly due to the rise in costs, selling expenses and administrative expenses partially offset by this segment’s revenues. The operating income (loss) for the Consumer financing segment as a percentage of this segment’s revenues went from (7.6%) during the fiscal year ended June 30, 2008 up to (55.3%) during the fiscal year ended June 30, 2009 as a result of the 19.1% increase in costs, the 58.9% increase in the administrative expenses and the 18.6% reduction in revenues for this fiscal year.

Others. The operating income for our Others segment rose by Ps.2.9 million, up from an operating income of Ps.0.0 million during the fiscal year ended June 30, 2008 to an operating income of Ps.2.9 million during the fiscal year ended June 30, 2009.

	Operating income (loss) for the fiscal years ended June 30,
	2009	2008
	(in million of Ps.)
Leases and services	183.2	215.8
Consumer financing	(22.1)	(130.9)
Others	0.0	2.9
Eliminations	1.1	2.4
Total operating income	162.2	90.2

Loss on equity investees

The loss on equity investees did not sustain significant variations compared to the previous fiscal year.

Amortization of goodwill, net

The loss arising from amortization of goodwill, net dropped by 31.8%, down from Ps.2.2 million loss in the fiscal year ended June 30, 2008 to Ps.1.5 million loss in the fiscal year ended June 30, 2009, mainly due to the completion of the amortization of the goodwill arising from the acquisition of SAPSA. This result includes the amortization of the goodwill recorded upon acquiring subsidiaries.

Financial results, net

The financial results, net rose by Ps.95.5 million, up from a net loss of Ps.13.4 million during the fiscal year ended June 30, 2008 to a net loss of Ps.108.9 million during the fiscal year ended June 30, 2009.

The financial results generated by assets dropped by 48.9% down from Ps.35.4 million during the fiscal year ended June 30, 2008 to Ps.18.1 million during the fiscal year ended June 30, 2009, mainly due to: (i) a Ps.21.6 million decrease in the income/(loss) from placements; (ii) a rise in the loss associated to the amounts discounted on non-current balances related to Value Added Tax for Ps.8.9 million mainly arising from our Panamerican Mall subsidiary; partially offset by (iii) a Ps.12.1 million rise in income from foreign exchange gains.

The financial results generated by liabilities sustained a net Ps.78.1 million rise, from a Ps.48.8 million loss during the fiscal year ended June 30, 2008 to a Ps.126.9 million loss during the fiscal year ended June 30, 2009. This variation is mainly due to: (i) a Ps.40.3 million increase in the foreign exchange gains/losses charge arising from a variation in the selling exchange rate between the US Dollar and the Argentine Peso during the fiscal year herein analyzed (it sustained a major increase from Ps.3.025 at June 30, 2008 to Ps.3.797 at June 30, 2009), in contrast to the situation a year earlier, when the exchange rate between the US Dollar and the Argentine Peso had sustained a decrease (from Ps.3.093 at June 30, 2007 to Ps.3.025 at June 30, 2008); and (ii) a Ps.59.1 million increase in interest and exchange differences with related parties, partially offset by (iii) Ps.12.3 million increase arising from the repurchase of our own Notes and (iv) Ps.13.5 increase in gains from derivative instruments.

Other income (expenses), net

The other income (expenses), net sustained a Ps.5.5 million decrease, down from income for Ps.8.8 million during the fiscal year ended June 30, 2008 to income for Ps.3.3 million during the fiscal year ended June 30, 2009. This was mainly due to: (i) a decrease in the reversal of provisions for lawsuits, which amounted to Ps.4.9 million; (ii) a decrease in the reversal of allowances for bad debts, which amounted to Ps.4.7 million and (iii) a decrease in the reversal of other provisions, which amounted to Ps.2.4 million; partially offset by (iv) a reversal in the provisions for donations, which amounted to $7.9 million.

Income (loss) before taxes and minority interest

As a result of the factors described above, Income before taxes and minority interest dropped by 110.9% down from Ps.155.4 million for the fiscal year ended June 30, 2008 to a Ps.16.9 million loss for the fiscal year ended June 30, 2009.

Income tax (expense) income

The amount charged as Income tax decreased by 78.0% down from Ps.76.5 million during the fiscal year ended June 30, 2008 to Ps.16.8 million during the fiscal year ended June 30, 2009. It should be noted that in determining the income tax expense, we used the deferred tax method, thus recognizing temporary differences between the accounting and tax measurement of assets and liabilities and the application of tax loss carryforwards. Therefore, the figure posted as income tax does not only relate to the amount payable but also reflects the recognition of the tax as per the accrual basis accounting.

Minority interest

Income from minority interest rose by Ps.10.5 million up from Ps.1.1 million for the fiscal year ended June 30, 2008 to Ps.11.6 million for the fiscal year ended June 30, 2009. This rise is due to the changes in the losses incurred by Tarshop which rose from Ps.18.6 million at June 30, 2008 to Ps.94.1 million at June 30, 2009 and to our increase in the ownership interest we hold in the subsidiary.

Net income (loss)

As a result of the factors described above, our net income (loss) for the year diminished by 127.6% down from Ps.80.0 million during the fiscal year ended June 30, 2008 to a Ps.22.1 million loss during the fiscal year ended June 30, 2009.

Fiscal Year 2008 as compared to Fiscal Year 2007

Revenues

Our net revenues increased 32.5% from Ps.483.2 million during fiscal year ended June 30, 2007, to Ps.640.2 million during fiscal year ended June 30, 2008. This was mainly as a result of: (i) a Ps.78.1 million increase in revenues from our Consumer financing segment; (ii) a Ps.76.0 million increase in revenues from our Leases and services segment and (iii) a Ps.3.3 million increase in revenues from our Others segment generated mainly from the barter of a plot of land adjacent to Alto Rosario shopping for Ps.3.3 million during fiscal year ended June 30, 2008.

Leases and services. Revenues from Leases and services increased 28.0% from Ps.271.2 million during fiscal year ended June 30, 2007 to Ps.347.3 million during fiscal year ended June 30, 2008. This was mainly due to a Ps.63.2 million increase in revenues from leases and admission rights as a result of (i) a 3.4% increase in the average price per square meter, and (ii) a 31.0% increase in total sales from our tenants, which increased from Ps.2,825.8 million during fiscal year ended June 30, 2007, to Ps.3,702.3 million during fiscal year ended June 30, 2008, resulting in higher percentage rents.

Consumer financing. Revenues from the Consumer financing segment increased 36.7%, from Ps.213.0 million during fiscal year ended June 30, 2007, to Ps.291.0 million during fiscal year ended June 30, 2008. This was a result of the favourable macroeconomic conditions, the increase in the general consumption level, and the continuing expansion in our services, as reflected by (i) an increase in sales at stores and supermarkets, and (ii) an increase in the bills/statements of accounts issued.

Others. Revenues from our Others segment increased from Ps.0.4 million during fiscal year ended June 30, 2007, to Ps3.7 million during fiscal year ended June 30, 2008, mainly because of the barter of the land adjacent to Alto Rosario shopping.

	Revenues for the fiscal years ended June 30,
	2007	2008
	(in million of Ps)
Leases and services	271.2	347.3
Consumer financing	213.0	291.0
Others	0.4	3.7
Eliminations	(1.4)	(1.8)

Total revenues	483.2	640.2

Costs

Costs increased 35.7%, from Ps.151.8 million during fiscal year ended June 30, 2007, to Ps.206.0 million during fiscal year ended June 30, 2008. This was mainly as a result of: (i) a Ps.45.5 million increase in the costs of our Consumer financing segment; (ii) a Ps.8.2 million increase in the costs of our Leases and services segment and (iii) a Ps.2.2 million increase in the costs of our Others segment. Total costs as a percentage of total revenues increased from 31.4% during fiscal year ended June 30, 2007 to 32.2% during fiscal year ended June 30, 2008, as a result of a 32.5% increase in total revenues as compared to a 35.7% increase in total costs.

Leases and services. Costs from Leases and services increased 9.0%, from Ps.90.6 million during fiscal year ended June 30, 2007, to Ps.98.8 million during fiscal year ended June 30, 2008. This increase was mainly attributable to: (i) an increase in depreciation and amortization expenses amounting to Ps.6.2 million; (ii) a Ps.1.7 million increase in costs relating to lawsuits contingencies; (iii) a Ps.1.4 million increase in parking costs; (iv) a Ps.1.0 million increase in the costs of non-recovered general expenses, partially offset by (v) a decrease in costs related to the renovation and refurbishment of our leasable areas amounting to Ps.2.2 million. Costs of our Leases and services segment as a percentage of revenues from this segment decreased from 33.4%, during fiscal year ended June 30, 2007, to 28.5% during fiscal year ended June 30, 2008, mainly due to a lesser increase of costs from this segment of 9.0% as compared to a 28.0% increase in its revenues.

Consumer financing. Costs from Consumer financing increased 74.8%, from Ps.60.9 million during fiscal year ended June 30, 2007, to Ps.106.4 million during fiscal year ended June 30, 2008, mainly as a result of an increase in costs related to the expansion of Tarshop’s business reflected in: (i) a Ps.24.6 million increase in the costs of commissions and interest expenses; (ii) a Ps.7.4 million increase in the cost of salaries and social security expenses; (iii) a Ps.6.3 million increase in taxes, duties and contribution expenses and (iv) a Ps.5.1 million increase in expenses for third parties’ fees and services. Costs of our Consumer financing segment as a percentage of revenues from this segment increased from 28.6% during fiscal year ended June 30, 2007 to 36.6% during fiscal year ended June 30, 2008.

Others. Costs from our Others segment increased 153.6%, from Ps.1.4 million during fiscal year ended June 30, 2007 to Ps.3.6 million during fiscal year ended June 30, 2008, mainly due to the barter of land adjacent to Alto Rosario Shopping during fiscal year ended June 30, 2008 as compared to the previous year which only recorded expenses for the sale of the Panamerican Mall parcel of land.

	Costs for the fiscal years ended June 30,
	2007	2008
	(in million of Ps.)
Leases and services	(90.6)	(98.8)
Consumer financing	(60.9)	(106.4)
Others	(1.4)	(3.6)
Eliminations	1.1	2.8

Total costs	(151.8)	(206.0)

Gross profit (loss)

Due to the factors mentioned above, gross profit increased 31.0%, from Ps.331.5 million during fiscal year ended June 30, 2007, to Ps.434.2 million during fiscal year ended June 30, 2008. Gross profit as a percentage of total revenues decreased from 68.6% during fiscal year ended June 30, 2007, to 67.8% during fiscal year ended June 30, 2008, mainly as a result of a decrease in the gross margin of our Consumer financing segment, partially offset by an increase in the gross margin of our Leases and services and Others segments.

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

Consumer financing. Gross profit from Consumer financing increased 21.4%, from Ps152.1 million during fiscal year ended June 30, 2007, to Ps.184.6 million during fiscal year ended June 30, 2008, as a consequence of the continuing expansion of our subsidiary Tarshop’s operations. Gross profit from Consumer financing segment as a percentage of revenues from this segment decreased from 71.4% during fiscal year ended June 30, 2007, to 63.4% during fiscal year ended June 30, 2008. This was mainly attributable to a 36.7% increase in revenues, compared to a 74.8% increase in costs from this segment for the fiscal year.

Other. Gross profit from our Others segment increased from a loss of Ps.1.0 million during fiscal year ended June 30, 2007, to a gain of Ps.0.2 million during fiscal year ended June 30, 2008, mainly as a consequence of the results of the non-recurring sales / barters which took place during fiscal years ended June 30, 2008 and 2007.

	Gross profit (loss) for the fiscal years ended June 30,
	2007	2008
	(in million of Ps)
Leases and services	180.6	248.4
Consumer financing	152.1	184.6
Others	(1.0)	0.2
Eliminations	(0.2)	1.0

Total gross profit	331.5	434.2

Selling expenses

Selling expenses increased 57.6%, from Ps.139.4 million during fiscal year ended June 30, 2007, to Ps.219.8 million during fiscal year ended June 30, 2008, mainly as a result of a Ps.77.6 million increase in expenses from our Consumer financing segment due to the growth of its operations. Total selling expenses, as a percentage of total revenues, increased from 28.9% during fiscal year ended June 30, 2007 to 34.3% during fiscal year ended June 30, 2008, as a result of a 57.6% increase in selling expenses compared to a 32.5% increase in revenues during such year.

Leases and services. Selling expenses from Leases and services increased 24.0%, from Ps.20.0 million during fiscal year ended June 30, 2007 to Ps.24.8 million during fiscal year ended June 30, 2008, as a result of: (i) a Ps.2.6 million increase in gross income tax expenses; (ii) a Ps.2.1 million increase in cost of salaries and social securities expenses; partially offset by (iii) a Ps.0.8 million decrease in the allowance of doubtful accounts. Selling expenses, as a percentage of revenues from the Leases and services segment, decreased from 7.4% during fiscal year ended June 30, 2007 to 7.1% during fiscal year ended June 30, 2008.

Consumer financing. Selling expenses from the Consumer financing segment increased 66.3%, from Ps.117.1 million during fiscal year ended June 30, 2007 to Ps.194.7 million during fiscal year ended June 30, 2008, mainly due to: (i) an increase in allowance for doubtful accounts of Ps.38.1 million, due to our adoption of a rigorous methodology for classifying accounts as “doubtful” which generated a higher bad debt chargeoff of Ps.21.8 million; (ii) a Ps.11.4 million increase in cost of salaries and social securities expenses; (iii) a Ps.9.0 million increase in expenses for third parties’ fees and services; (iv) a Ps.5.5 million increase in advertising expenses and rewards and (v) a Ps.4.7 million increase in turnover tax expenses. Selling expenses, as a percentage of revenues from the Consumer financing segment, increased from 55.0% during fiscal year ended June 30, 2007 to 66.9% during fiscal year ended June 30, 2008.

Others. Selling expenses from our Others segment decreased from Ps.2.3 million during fiscal year ended June 30, 2007 to Ps.0.3 million during fiscal year ended June 30, 2008, mainly as a result of inclusion at June 30, 2007 of turnover tax expenses arising from the sale of the parcel of land located in the neighbourhood of Saavedra, in the City of Buenos Aires.

	Selling expenses for the fiscal years ended June 30,
	2007	2008
	(in million of Ps.)
Leases and services	(20.0)	(24.8)
Consumer financing	(117.1)	(194.7)
Others	(2.3)	(0.3)
Total selling expenses	(139.4)	(219.8)

Administrative expenses

Administrative expenses increased 23.7% from Ps.41.3 million during fiscal year ended June 30, 2007 to Ps51.1 million during fiscal year ended June 30, 2008. This increase is mainly a result of: (i) a Ps.6.8 million increase in expenses from our Leases and services segment and (ii) a Ps3.0 million increase in expenses of our Consumer financing segment. Total administrative expenses, as a percentage of total revenues, decreased from 8.5% during fiscal year ended June 30, 2007 to 8.0% during fiscal year ended June 30, 2008, mainly due to an increase in administrative expenses from our Consumer financing segment at a higher rate than its respective revenues during such fiscal year.

Leases and services. Administrative expenses from Leases and services increased 20.3%, from Ps.33.5 million during fiscal year ended June 30, 2007 to Ps.40.4 million during fiscal year ended June 30, 2008, mainly as a result of: (i) a Ps.3.3 million increase in cost of salaries and social security expenses; (ii) a Ps.1.7 million increase in expenses for taxes, duties and contribution expenses, mainly arising from the tax on bank debits and credits and (iii) a Ps.1.3 million increase in compensation to our Board of Directors. Administrative expenses of Leases and services, as a percentage of revenues from this segment, had a slight decrease from 12.4% during fiscal year ended June 30, 2007 to 11.6% during fiscal year ended June 30, 2008.

Consumer financing. Administrative expenses from the Consumer financing segment increased 39.8%, from Ps.7.6 million during fiscal year ended June 30, 2007 to Ps.10.7 million during fiscal year ended June 30, 2008, as a result of: (i) a Ps.1.6 million increase in salaries, bonus, and social security expenses; (ii) a Ps.0.9 million increase in expenses for third parties’ fees, and services and (iii) a Ps.0.5 million increase in taxes, duties and contribution expenses and rent expenses. Administrative expenses from Consumer financing, as a percentage of revenues from this segment, increased from 3.6% during fiscal year ended June 30, 2007 to 3.7% during fiscal year ended June 30, 2008 due to a proportional increase of these expenses compared to the increase of its revenues.

Others. Administrative expenses from our Others segment did not change significantly.

	Administrative expenses for the fiscal years ended June 30,
	2007	2008
	(in million of Ps.)
Leases and services	(33.5)	(40.4)
Consumer financing	(7.6)	(10.7)
Others	(0.4)	(0.0)
Eliminations	0.2	—

Total administrative expenses	(41.3)	(51.1)

Net income (loss) from retained interest in securitized receivables

Results from retained interest in securitized receivables dropped by Ps.4.5 million, from an income of Ps.3.3 million for the fiscal year ended June 30, 2007 to a Ps.1.3 million loss for fiscal year ended June 30, 2008 due to the outcome of the placement of new issuances related to credit card trusts and the appraisal of our interest therein. A loss at the time of placement of new issuances is recognized when, as a consequence of prevailing market conditions, there is an increase in interest rates payable to Tarshop Trust Bond holders resulting in a tightening of the spreads at which receivables underlying such issues are financed. As of June 30, 2008, we increased an allowance for impairment by Ps.12.0 million, to adjust the book amount of our certificates of interest to their estimated recoverable value.

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

Operating income (loss)

Operating income increased 5.0%, from Ps.154.5 million during fiscal year ended June 30, 2007 to Ps.162.2 million during fiscal year ended June 30, 2008, mainly as a result of an increase in operating income from Leases and services and Others segments of Ps.56.2 million and Ps.3.2 million, respectively, partially offset by a Ps.52.6 million decrease in operating income from our Consumer financing segment. Operating income as a percentage of total revenues decreased from 32.0% during fiscal year ended June 30, 2007 to 25.3% during fiscal year ended June 30, 2008, mainly as a result of a decrease in the operating margin of our Consumer financing segment.

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

Others. Operating income from our Other segment increased Ps.3.2 million, from an operating loss of Ps.3.2 million during fiscal year ended June 30, 2007 to a gain of Ps.0.04 million during fiscal year ended June 30, 2008, mainly as a result of the transactions registered in both fiscal years.

	Operating income for the fiscal years ended June 30,
	2007	2008
	(in thousands of Ps.)
Leases and services	127.1	183.2
Consumer financing	30.6	(22.1)
Others	(3.2)	(0.0)
Eliminations	0.0	1.1

Total operating income	154.5	162.2

Loss on equity investees

Our loss on equity investees decreased form Ps.0.7 million generated by our interest in E-Commerce Latina S.A. (currently owned by IRSA. and Patagonian Invest S.A.) as of June 30, 2007 to Ps.0.01 million generated by the liquidation of Puerto S.A. as of June 30, 2008.

Amortization of goodwill, net

Amortization of goodwill, net decreased 49.6%, from Ps.4.4 million during fiscal year ended June 30, 2007 to Ps.2.2 million during fiscal year ended June 30, 2008, mainly as a result of the amortization of the negative goodwill resulting from the purchase of Empalme which took place during fiscal year ended June 30, 2007, partially offset by a Ps1.8 million decrease in the amortization of goodwill of SAPSA which ended on September, 2007.

Financial results, net

Financial results, net decreased 31.2%, from a net loss of Ps.19.5 million during fiscal year ended June 30, 2007 to a net loss of Ps.13.4 million during fiscal year ended June 30, 2008.

Financial results generated by assets increased 164.2%, from a Ps.13.4 million gain during fiscal year ended June 30, 2007 to a Ps.35.4 million gain during fiscal year ended June 30, 2008, mainly due to: (i) a Ps.19.4 million increase in interest-bearing deposits; (ii) a Ps.7.0 million increase in foreign exchange gains; (ii) partially offset by (iii) an increase in the loss related to the discounted amount of non-current value added tax balances amounting to Ps.3.9 million derived mainly from our subsidiary Panamerican Mall.

The loss from financial results generated by liabilities increased 48.3% from a Ps.32.9 million loss during fiscal year ended June 30, 2007 to a Ps.48.8 million loss during fiscal year ended June 30, 2008. This change was mainly due to: (i) an increase in financial expenses of Ps.21.3 million (net of capitalized interest) as a result of interest expense generated by Convertible Securities of Series I and II amounting to US$ 120 million and Ps.154 million, respectively, issued on May 11, 2007; (ii) a Ps.4.1 million loss as a result of futures operations in US dollars, partially offset by (iii) a Ps.3.6 million decrease in expenses relating to our conversion of Convertible Notes into Shares (held by third parties) and (iv) a decrease in expenses relating to exchange rate differences amounting to Ps.6,3 millions due to a decrease in the US dollar selling exchange rate during the year under review (from 3.093 at June 30, 2007 to 3.025 at June 30, 2008), unlike what happened in the same period of the previous year, when the US dollar exchange rate recorded a slight increase (from 3.086 at June 30, 2006 to 3.093 at June 30, 2007).

Other income (expenses), net

Other income (expenses), net increased 362.1%, from a Ps.3.3 million loss during fiscal year ended June 30, 2007 to a Ps.8.8 million gain during fiscal year ended June 30, 2008. This increase was mainly due to: (i) a higher reversal of losses from contingencies of Ps.8.5 million; (ii) a recovery of other receivable doubtful accounts of Ps.2.0 million; and (iii) a higher recovery on fire damages of Ps.0.9 million.

Income (loss) before taxes and minority interest

Due to the factors described above, income before taxes and minority interest increased 22.7%, from Ps.126.7 million during fiscal year ended June 30, 2007 to Ps.155.4 million during fiscal year ended June 30, 2008.

Tax Income expense

Income tax expenses increased 36.0%, from Ps.56.3 million during fiscal year ended June 30, 2007 to Ps.76.5 million during fiscal year ended June 30, 2008. Our effective income tax rate increased from 44.4% for the fiscal year ended June 30, 2007, to 49.2% for the fiscal year ended June 30, 2008. Income tax expense for the year ended June 30, 2008 increased due to higher current tax expense for the year reflecting higher taxable income, partially offset by a slight reduction in deferred tax liabilities. It should be noted that in determining the income tax expense, we used the deferred tax method, thus recognizing temporary differences between the accounting and tax measurement of assets and liabilities and the application of tax losses. Therefore, the registered income tax figure does not only relate to the amount payable but also reflects the recognition of the tax on an accounting accrual basis.

Minority interest

Minority interest increased 117.3%, from a Ps.6.4 million (loss) during fiscal year ended June 30, 2007 to a Ps.1.1 million loss during fiscal year ended June 30, 2008. This was due to the variation in income of Tarshop which went from a gain of Ps.19.0 million at June 30, 2007 to a loss of Ps18.5 million at June 30, 2008, maintaining a minority interest of 20% in both fiscal years.

Net income

As a result of the factors described above, our net income increased 24.8%, from Ps.64.1 million during fiscal year ended June 30, 2007 to Ps.80.0 million during fiscal year ended June 30, 2008.

Operating Results

Fiscal Year 2007 as compared to Fiscal Year 2006

Revenues

Our net revenues increased 33.7% from Ps.361.4 million during fiscal year ended June 30, 2006, to Ps.483.2 million during fiscal year ended June 30, 2007. This was mainly as a result of: (i) a Ps.90.0 million increase in revenues from our Consumer financing segment and; (ii) a Ps.55.4 million increase in revenues from our Leases and services segment partially offset by (iii) the non-recurring sale of the Alcorta Plaza parcel of land which generated revenues in our Others segment amounting to Ps.23.0 million during fiscal year ended June 30, 2006.

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

Consumer financing. Revenues from Consumer financing increased 73.2%, from Ps.123.0 million during fiscal year ended June 30, 2006, to Ps.213.0 million during fiscal year ended June 30, 2007. This was a result of the favourable macroeconomic conditions, the increase in the general consumption level, and the continuing expansion in our services, as reflected by a 90.5% increase in Tarjeta Shopping sales and a 47.1% increase in the number of member stores.

Others. Revenues from our Others segment decreased 98.3% from Ps.23.4 million during fiscal year ended June 30, 2006, to Ps.0.4 million during fiscal year ended June 30, 2007, mainly because of the non-recurring sale of the Alcorta Plaza parcel of land which generated revenues in our Others segment for Ps.23.0 million during fiscal year ended June 30, 2006.

	Revenues for the fiscal years ended June 30,
	2006	2007
	(in million of Ps.)
Leases and services	215.9	271.2
Consumer financing	123.0	213.0
Others	23.4	0.4
Eliminations	(0.9)	(1.4)

Total revenues	361.4	483.2

Costs

Costs increased 17.5%, from Ps.129.2 million during fiscal year ended June 30, 2006, to Ps.151.8 million during fiscal year ended June 30, 2007. This was mainly as a result of: (i) a Ps.25.2 million increase in the costs of our Consumer financing segment as a result of the growth and expansion of its operations; (ii) a Ps.14.0 million increase in the costs of our Leases and services segment as a result of an increase in costs related to renovation and refurbishment of our leasable areas; partially offset by (iii) a Ps.17.1 million decrease in the costs of our Others segment mainly because of the non-recurring sale of the Alcorta Plaza parcel of land which generated costs amounting to Ps.18.4 million during fiscal year ended June 30, 2006. Total costs as a percentage of total revenues decreased from 35.7% during fiscal year ended June 30, 2006 to 31.4% during fiscal year ended June 30, 2007, as a result of a 33.7% increase in total revenues as compared to a 17.5% increase in total costs.

Leases and services. Costs from Leases and services increased 18.3%, from Ps.76.6 million during fiscal year ended June 30, 2006, to Ps.90.6 million during fiscal year ended June 30, 2007. This increase was mainly attributable to: (i) an increase in costs related to renovation and refurbishment of our leaseable areas amounting to Ps.6.6 million; (ii) the fact that one of the main components of costs for this segment relates to depreciation of fixed assets, which during fiscal year ended June 30, 2007 increased Ps.4.7 million and (iii) a Ps.2.3 million increase in the costs of non-recovered general expense. Costs of our Leases and services segment as a percentage of revenues from this segment decreased from 35.5%, during fiscal year ended June 30, 2006, to 33.4% during fiscal year ended June 30, 2007, mainly due to a lesser increase of costs from this segment of 18.3% as compared to a 25.6% increase in its revenues.

Consumer financing. Costs from Consumer financing increased 70.9%, from Ps.35.6 million during fiscal year ended June 30, 2006, to Ps.60.9 million during fiscal year ended June 30, 2007, mainly as a result of an increase of costs related to the expansion of Tarshop’s business reflected in: (i) a Ps.8.0 million increase in the costs of salaries and social security expenses; (ii) a Ps.9.8 million increase in interest and commission expenses; (iii) a Ps.3.9 million increase in taxes, duties and contribution expenses and (iv) a Ps.2.0 million increase in expenses for third parties’ fees and services. Costs of our Consumer financing segment as a percentage of revenues from this segment slightly decreased from 29.0% during fiscal year ended June 30, 2006 to 28.6% during fiscal year ended June 30, 2007.

Others. Costs from our Others segment decreased 92.4%, from Ps.18.5 million during fiscal year ended June 30, 2006 to Ps.1.4 million during fiscal year ended June 30, 2007, mainly due to the absence during fiscal year ended June 30, 2007 of the costs related to the non-recurring sale of the Alcorta Plaza parcel of land which took place during fiscal year ended June 30, 2006; partially offset by a Ps.1.2 million increase in costs related to the sale of a parcel of land located in the neighbourhood of Saavedra (previously acquired from Philips Argentina S.A.) to Panamerican Mall, a company organized in December 2006 in which we own an 80% interest.

	Costs for the fiscal years ended June 30,
	2006	2007
	(in million of Ps.)
Leases and services	(76.6)	(90.6)
Consumer financing	(35.6)	(60.9)
Others	(18.5)	(1.4)
Eliminations	1.5	1.1

Total costs	(129.2)	(151.8)

Gross profit (loss)

Due to the factors above mentioned, gross profit increased 42.8%, from Ps.232.2 million during fiscal year ended June 30, 2006, to Ps.331.5 million during fiscal year ended June 30, 2007. Gross profit as a percentage of total revenues increased from 64.3% during fiscal year ended June 30, 2006, to 68.6% during fiscal year ended June 30, 2007, mainly as a result of an improvement in the gross margin of our Consumer financing and Leases and services segments partially offset by a decrease in the gross margin of our Others segments.

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

Consumer financing. Gross profit from Consumer financing increased 74.1%, from Ps 87.3 million during fiscal year ended June 30, 2006, to Ps.152.1 million during fiscal year ended June 30, 2007, as a consequence of the continuing expansion of our subsidiary Tarshop’s operations. Gross profit from Consumer financing segment as a percentage of revenues from this segment increased slightly from 71.0% during fiscal year ended June 30, 2006, to 71.4% during fiscal year ended June 30, 2007. This was mainly attributable to a 73.2% increase in revenues, compared to a 70.9% increase in costs from this segment for such fiscal year.

Others. Gross profit from our Others segment decreased from a gain of Ps.4.9 million during fiscal year ended June 30, 2006, to a loss of Ps.1.0 million during fiscal year ended June 30, 2007, mainly as a consequence of the results of the non-recurring sales which took place during fiscal years ended June 30, 2007 and 2006, of which the sale of Alcorta Plaza parcel of land during fiscal year ended June 30, 2006, generated a Ps.4.9 million profit as compared to the costs related to the sale of the parcel of land located in the neighbourhood of Saavedra during fiscal year ended June 30, 2007, which generated a Ps.1.2 million loss. Gross profit from Others segment as a percentage of revenues from this segment decreased during fiscal year ended June 30, 2007, mainly due to a 98.3% decrease of revenues from this segment partially offset by a 92.4% decrease in costs from this segment for such fiscal year.

	Gross profit (loss) for the fiscal years ended June 30,
	2006	2007
	(in million of Ps.)
Leases and services	139.3	180.6
Consumer financing	87.3	152.1
Others	4.9	(1.0)
Eliminations	0.7	(0.2)

Total gross profit	232.2	331.5

Selling expenses

Selling expenses increased 75.9%, from Ps.79,3 million during fiscal year ended June 30, 2006, to Ps.139.4 million during fiscal year ended June 30, 2007, mainly as a result of a Ps.53.8 million increase in expenses from our Consumer financing segment due the grow of its operations. Total selling expenses, as a percentage of total revenues, increased from 21.9% during fiscal year ended June 30, 2006 to 28.9% during fiscal year ended June 30, 2007, as a result of a 75.9% increase in selling expenses related to a 33.7% increase in revenues during such year.

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

Consumer financing. Selling expenses from Consumer financing increased 85.0%, from Ps.63.3 million during fiscal year ended June 30, 2006 to Ps.117.1 million during fiscal year ended June 30, 2007, mainly due to: (i) a Ps.12.0 million increase in cost of salaries and social security expenses; (ii) an increase in allowance for doubtful accounts of Ps.11.8 million; (iii) a Ps.11.7 million increase in advertising expenses and rewards; (iv) a Ps.5.8 million increase in gross income tax expenses and (v) a Ps.3.6 million increase in expenses for third parties’ fees and services. Selling expenses, as a percentage of revenues from the Consumer financing segment, increased from 51.5% during fiscal year ended June 30, 2006 to 55.0% during fiscal year ended June 30, 2007.

Others. Selling expenses from our Others segment increased from Ps.0.7 million during fiscal year ended June 30, 2006 to Ps.2.3 million during fiscal year ended June 30, 2007, mainly as a result of gross income tax expenses arising from the aforementioned sale of the parcel of land located in the neighbourhood of Saavedra.

	Selling expenses for the fiscal years ended June 30,
	2006	2007
	(in million of Ps.)
Leases and services	(15.3)	(20.0)
Consumer financing	(63.3)	(117.1)
Others	(0.7)	(2.3)
Total selling expenses	(79.3)	(139.4)

Administrative expenses

Administrative expenses increased 36.3% from Ps.30.3 million during fiscal year ended June 30, 2006 to Ps41.3 million during fiscal year ended June 30, 2007. This increase is mainly as a result of: (i) a Ps.7.1 million increase in expenses from our Leases and services segment and (ii) a Ps3.8 million increase in expenses of our Consumer financing segment. Total administrative expenses, as a percentage of total revenues, increased from 8.4% during fiscal year ended June 30, 2006 to 8.5% during fiscal year ended June 30, 2007, mainly due to an increase in administrative expenses from our segments at a higher rate than its respective revenues during such fiscal year.

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

Consumer financing. Administrative expenses from Consumer financing increased 97.5%, from Ps.3.9 million during fiscal year ended June 30, 2006 to Ps.7.6 million during fiscal year ended June 30, 2007, as a result of: (i) a Ps.2.2 million increase in salaries, bonus, and social security expenses; (ii) a Ps.0.3 million increase in taxes, duties and contribution expenses and rent expenses and (iii) a Ps.0.4 million increase in expenses for third parties’ fees and services. Administrative expenses from Consumer financing, as a percentage of revenues from this segment, increased from 3.1% during fiscal year ended June 30, 2006 to 3.6% during fiscal year ended June 30, 2007 due to a proportional increase of these expenses compared to the increase of its revenues.

Others. Administrative expenses from our Others segment did not change significantly.

	Administrative expenses for the fiscal years ended June 30,
	2006	2007
	(in million of Ps.)
Leases and services	(26.4)	(33.5)
Consumer financing	(3.9)	(7.6)
Others	0.0	(0.4)
Eliminations	—	0.2

Total administrative expenses	(30.3)	(41.3)

Net income from retained interest in securitized receivables

Net income from credit card trusts increased Ps0.6 million, from a Ps2.6 million profit during fiscal year ended June 30, 2006 to a Ps3.3 million profit during fiscal year ended June 30, 2007 mainly as a result of new issuances of credit card trusts.

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

Operating income (loss)

Operating income increased 20.0%, from Ps.128.7 million during fiscal year ended June 30, 2006 to Ps.154.5 million during fiscal year ended June 30, 2007, mainly as a result of an increase in operating income from Leases and services and Consumer financing of Ps.29.5 million and Ps.7.8 million, respectively, partially offset by a Ps.10.9 million decrease in operating income from our Others segment. Operating income as a percentage of total revenues decreased from 35.6% during fiscal year ended June 30, 2006 to 32.0% during fiscal year ended June 30, 2007, mainly as a result of a decrease in the operating margin of our Others segment.

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

Others. Operating income from our Others segment decreased Ps.10.9 million, from an operating income of Ps.7.7 million during fiscal year ended June 30, 2006 to a loss of Ps.3.2 million during fiscal year ended June 30, 2007, mainly as a result of the comparison of the real property sales registered in both fiscal years, which during fiscal year ended June 30, 2007, generated greater costs than revenues.

	Operating income for the fiscal years ended June 30,
	2006	2007
	(in thousands of Ps.)
Leases and services	97.5	127.1
Consumer financing	22.8	30.6
Others	7.7	(3.2)
Eliminations	0.7	0.0

Total operating income	128.7	154.5

Loss on equity investees

The loss from our share in other companies did not change during fiscal years ended June 30, 2007 and 2006, maintaining a Ps0.7 million loss for both fiscal years. This loss was generated by our 50% interest in E-Commerce Latina S.A. through December 2006, as from which date we disclosed their results in a consolidated manner.

Amortization of goodwill, net

Amortization of goodwill, net decreased 7.9%, from Ps.4.7 million during fiscal year ended June 30, 2006 to Ps.4.4 million during fiscal year ended June 30, 2007, mainly as a result of the amortization of the negative goodwill resulting from the purchase of Empalme which took place during fiscal year ended June 30, 2007. This result reflects our continuing amortization of goodwill generated by our acquisition of SAPSA, Fibesa, Tarshop, Emprendimiento Recoleta, and Empalme.

Financial results, net

Financial results, net increased 24.5%, from a net loss of Ps.15.6 million during fiscal year ended June 30, 2006 to a net loss of Ps.19.5 million during fiscal year ended June 30, 2007.

Financial results generated by assets decreased 23.8%, from a Ps.17.6 million gain during fiscal year ended June 30, 2006 to a Ps.13.4 million gain during fiscal year ended June 30, 2007, mainly due to: (i) a higher reversal of impairment losses during fiscal year ended June 30, 2006 of Ps.7.6 million; (ii) a Ps.7.9 million increase in interest income due to higher average balances of interest-bearing deposits and collateral deposits; partially offset by (iii) a Ps.5.0 million loss from foreign exchange differences.

Financial results generated by liabilities decreased 1.0% from a Ps.33.2 million loss during fiscal year ended June 30, 2006 to a Ps.32.9 million loss during fiscal year ended June 30, 2007. This change was mainly due to: (i) the stability of the U.S. dollar’s selling exchange rate during the fiscal year under analysis (it increased from US$1=3.086 as of June 30, 2006 to US$1=3.093 as of June 30, 2007), unlike what happened during the previous fiscal year, when the dollar exchange rate recorded a significant increase (from US$1=2.887 as of June 30, 2005 to US$1=3.086 as of June 30, 2006). These changes in the exchange rate have an impact on our U.S. dollar-denominated indebtedness, mainly consisting of convertible securities (held by related parties), which represented a Ps.9.2 million gain; partially offset by a Ps.9.1 million increase in financing expenses (net of capitalized interest) generated by the new indebtedness carried out by the company to finance our expansion projects in the short and medium term.

Other income (expenses), net

Other expenses, net decreased 65.7%, from a of Ps.9.8 million loss during fiscal year ended June 30, 2006 to a Ps.3.3 million loss during fiscal year ended June 30, 2007. This decrease was mainly due to: (i) a Ps.6.2 million recovery recorded in our provisions for contingencies and other receivables; (ii) a Ps.3.1 million recovery recorded in other provisions and; (iii) a Ps.0.9 million reduction in expenses for stamp tax of Mendoza Plaza Shopping S.A. partially offset by: (iv) the absence during fiscal year ended June 30, 2007 of a Ps.2.4 million non-recurring income accrued during fiscal year ended June 30, 2006 due to a property acquisition by our subsidiary Mendoza Plaza Shopping S.A. and; (v) a Ps1.9 million increase in donations.

Income before taxes and minority interest

Due to the factors described above, income before taxes and minority interest increased 29.4%, from Ps.97.9 million during fiscal year ended June 30, 2006 to Ps.126.7 million during fiscal year ended June 30, 2007.

Tax Income expense

Income tax expenses increased 16.1%, from Ps.48.5 million during fiscal year ended June 30, 2006 to Ps.56.3 million during fiscal year ended June 30, 2007. Our effective income tax rate decreased from 49.5% for the fiscal year ended June 30, 2006, to 44.4% for the fiscal year ended June 30, 2007. It should be noted that in determining the income tax expense, we used deferred tax method, thus recognizing temporary differences between the accounting and tax measurement of assets and liabilities and the application of tax losses. Therefore, the registered income tax figure does not only relate to the amount payable but it also reflects the recognition of the tax on an accounting accrual basis.

Minority interest

Minority interest increased 33.2%, from a Ps.4.8 million loss during fiscal year ended June 30, 2006 to a Ps.6.4 million loss during fiscal year ended June 30, 2007, as a result of an increase in the results of the companies in which we hold a majority interests.

Net income

As a result of the aforementioned factors, our net income increased 43.4%, from Ps.44.7 million during fiscal year ended June 30, 2006 to Ps.64.1 million during fiscal year ended June 30, 2007.

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

As of June 30, 2009, we had negative working capital of Ps.166.0 million. The Board and the relevant managers are considering its treatment. Also as of that date, we had cash and cash equivalents for a total of Ps.49.0 million, which represents a decrease of 80.9% compared to the Ps.255.9 million held at June 30, 2008. This variation is mainly due to a decrease in the cash generated by investing activities of Ps.385.5 million mainly due to the acquisition of fixed assets and by a decrease in the cash provided by operating activities of Ps.96.6 million, partly offset by an increase in the cash provided by financing activities for Ps.66.8 million, for the information about the measures that were taken to revert the negative working capital, please see “Recent Developments” and “Significant Changes”.

Cash Flow Information

Operating Activities

Fiscal Year 2009. Our operating activities generated net cash of Ps.71.5 million for the fiscal year ended on June 30, 2009. Net cash generated by operations during the fiscal year ended on June 30, 2009 shrank by 57.5%, representative of Ps.96.6 million compared to the fiscal year ended on June 30, 2008, primarily due to an increase in operating cash inflows that does not consider the changes in certain assets and liabilities for Ps.297.1 million, the reduction in operating cash resulting from an increase in accounts receivables, other receivables and intangible assets for Ps.220.0 million and a reduction in trade accounts payable, other liabilities, provision for contingencies and accrued interest for Ps.74.7 million offset by increases in customer advances and taxes payable for Ps.69.3 million.

Fiscal Year 2008. Our operating activities generated net cash of Ps.168.1 million for fiscal year ended June 30, 2008. Net cash generated by operations during fiscal year ended June 30, 2008 decreased 6.5% by Ps.11.6 million compared to fiscal year ended June 30, 2007, primarily due to a decrease in operating cash inflows without considering changes in certain assets and liabilities of Ps.311.0 million, a reduction in operating funds resulting from an increase in account receivables and other receivables for Ps.138.4 million and a reduction in taxes payable, other liabilities, provision for contingencies, and accrued interest for Ps.82.6 million, offset by increases in trade account payables, customer advances and salaries and social security payable for Ps.78.2 million.

Fiscal Year 2007. Our operating activities generated net cash of Ps.179.7 million for fiscal year ended June 30, 2007. Net cash generated by operations during fiscal year ended June 30, 2007 increased 5,3% by Ps.9.0 million as compared to fiscal year ended June 30, 2006, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps.245.9 million, a reduction in operating funds resulting from an increase in accounts receivables, other receivables and inventories for Ps.119.3 million and a reduction in taxes payable, other liabilities, and provision for contingencies of Ps.50.6 million, offset by increases in trade account payables, customer advances and salaries and social security payable and accrued interest for Ps.103.8 million..

Investment Activities

Fiscal Year 2009. The net cash used in investing activities was Ps.298.7 million in the fiscal year ended on June 30, 2009. The increase in the net cash used in investment activities was primarily due to: (i) an increase in temporary investments, of Ps.41.0 million; (ii) Ps.205.9 million related to works and advance payments made in Panamerican Mall; (iii) Ps.11.1 million were applied to the acquisition of furniture and fixtures, computer equipment, software and facilities; (iv) Ps.13.6 million related to improvements made in our shopping centres and offices; and (v) Ps.4.0 million were applied to the acquisition of land reserves.

Fiscal Year 2008. The net cash generated by investing activities was Ps.86.9 million for fiscal year ended June 30, 2008. The increase in the net cash generated by investing activities was primarily due to: (i) a Ps.354.3 million decrease in temporary investments offset by (ii) the construction of Shopping Panamerican Mall for Ps.114.4 million; (iii) Ps.50.0 million related to improvements in our shopping center properties and offices; (iv) an advance payment for the acquisition of the Soleil Factory goodwill for Ps.25.6 million; (v) Ps.23.1 million related to the acquisition of the Patio Olmos building, located in the City of Córdoba; (vi) Ps.16.9 million related to advances for the purchase of land reserves in Beruti street; (vii) Ps.11.6 million related to the acquisition of facilities, furniture, computer equipment and software; (viii) Ps.8.6 million in the construction of garages in Paseo Alcorta Shopping Center; (ix) Ps.10.2 million for the acquisition of other fixed assets and (x) Ps.0.6 million in other land reserves.

Fiscal Year 2007. The net cash used in investing activities was Ps.622.3 million. The increase in the net cash used in investing activities was primarily due to (i) an increase in temporary investments of Ps.490.1 million; (ii) payments for the construction of garages in Paseo Alcorta for Ps.25 million; (iii) construction of Shopping Panamerican Mall for Ps.18.5 million; (iv) Ps.9.7 million payment for the acquisition of the building known as Ex Escuela Gobernador Vicente Olmos, in the City of Córdoba; (v) inflows of funds for the acquisition of 100% of the capital stock in Empalme and 80% of the capital stock of Panamerican Mall for Ps.44.4 million; and (vi) a Ps.28.2 million increase in connection with other investments. This increase was partially offset by a reduction in the cash arising from the acquisition of land reserves for Ps.60.7 million.

Financing Activities

Fiscal Year 2009. The net cash provided by financing activities was Ps.20.3 million for the fiscal year ended on June 30, 2009, primarily due to the loans granted to us, bank overdrafts and income from irrevocable capital contributions made by minority shareholders for Ps.206.2 million, partly offset by: (i) outlays for the repurchase of Notes for Ps.12.8 million; (ii) payment of dividends for Ps.60.2 million; (iii) repayment of loans, including the payment of Notes for Ps.97.0 million; (iv) repayment of the amounts outstanding on the acquisition of Empalme for Ps.6.8 million; and (iv) repayment of the amounts outstanding on the acquisition of Mendoza Plaza Shopping S.A. for Ps.9.1 million.

Fiscal Year 2008. The net cash used in financing activities amounted to Ps.46.5 million for the fiscal year ended on June 30, 2008, and it was primarily due to the (i) the repayment of bank loans and overdrafts for Ps.65.1 million; (ii) the payment of dividends for Ps.55.7 million; (iii) repayment of the amounts outstanding on the acquisition of Empalme for Ps.12.5 million. These payments were partially offset by the loans granted to us for Ps.71.1 million and irrevocable capital contributions made by minority shareholders for Ps.21.9 million.

Fiscal Year 2007. The net cash provided by financing activities was Ps.433.6 million for fiscal year ended June 30, 2007, primarily due to the cash generated by the issuance of Notes and other new loans and bank overdrafts for Ps.696.2 million. These inflows were partially offset by (i) the cancellation of Ps.190.2 million of loans and bank overdrafts, (ii) the payment of dividends for Ps.47.0 million, and (iii) repayment of the amounts outstanding on the acquisition of Empalme, Shopping Neuquén and Mendoza Plaza Shopping S.A. of Ps.24.9 million.

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

Our Indebtedness

Our total consolidated debt outstanding as of June 30, 2009 amounted to Ps.928.0 million, 69.5% of this total was denominated in U.S. Dollars and the remaining 30.5% was denominated in Pesos.

The following table presents certain information about our indebtedness as of June 30, 2009 with a breakdown of its main components:

	Debt as of June 30, 2009
	Currency	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	Average rate %
	(in thousands)
Financial and Bank Loans
Convertible Notes (1)	USD	7,959	—	—	—	179,324	187,283	10%
Series I Notes (1) (2)	USD	4,775	—	—	—	436,655	441,430	7.88%
Series II Notes (1) (2)	Ps.	40,440	39,765	39,771	—	—	119,976	11%
Expenses incurred to issue the notes	Ps.	(833)	(608)	(514)	(484)	(1,933)	(4,372)	—
Bank overdrafts	Ps.	81,807	—	—	—	—	81,807	21.03%
Banco Nación	Ps.	30,000	—	—	—	—	30,000	18.04%
Banco Ciudad	Ps.	15,000	—	—	—	—	15,000	16.89%
Standard Bank Argentina S.A.	Ps.	13,958	—	—	—	—	13,958	17.55%
Nuevo Banco Industrial de Azul S.A.	Ps.	2,600	—	—	—	—	2,600	22.76%
Banco Supervielle S.A.	Ps.	1,380	—	—	—	—	1,380	20.44%
Banco CMF S.A.	Ps.	3,000	—	—	—	—	3,000	25.50%
Banco Itaú Buen Ayre S.A.	Ps.	3,999	—	—	—	—	3,999	22.13%
Banco de Servicios y Transacciones S.A.	Ps.	3,733	—	—	—	—	3,733	25.58%
Banco BNP Paribas	Ps.	5,500	—	—	—	—	5,500	19.86%
Interest payable from Financial Trust Series LII, LIII and LIV	Ps.	4,867	—	—	—	—	4,867	—
Interest on bank loans	Ps.	1,698	—	—	—	—	1,698	—

Total bank and financial loans		219,883	39,157	39,257	(484)	614,046	911,859

On the acquisition of the Beruti lot	USD	15,626	—	—	—	—	15,626

Total Mortgage Loans		15,626	—	—	—	—	15,626
Other loans	USD / Ps.	315	158	—	—	—	473

Total debt		235,824	39,315	39,257	(484)	614,046	927,958

(1)	Includes interest
(2)	Net of repurchased notes

10% Convertible Notes due 2014

On July 19, 2002 we issued US$50.0 million Unsecured Convertible Notes (the “Convertible Notes”) in exchange for cash and settlement of certain liabilities with our shareholders. Raymond James Argentina, Sociedad de Bolsa S.A. acted as underwriting and placement agent and the offer was fully subscribed. The proceeds of the issue of Convertible Notes was used to settle short-term bank loans in the sum of Ps.27.3 million, and to redeem preferred corporate notes issued by us in the principal amount of Ps.52.8 million. Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps.0.10 per share. Translation rate per US dollar is Ps.3.08642 or the result obtained from dividing the exchange rate effective at translation date by the par value of our common shares, whichever is lower. Maturity date of Convertible Notes was July 19, 2006, but at a special noteholders’ meeting held on May 2, 2006, the noteholders approved the extension of the maturity date of Convertible Notes to July 19, 2014; the other terms and conditions remained unchanged. During fiscal years 2007, 2006, 2005, 2004 and 2003 holders of approximately US$2.77 million of our

Convertible Notes exercised their conversion rights; consequently, we issued 101,582; 52,741,373; 22,852,514 and 4,829,745 common shares, respectively. As at June 30, 2009 the outstanding balance of our Convertible Notes was US$ 47.2 million. If all bondholders exercise their conversion rights, our common shares would increase from Ps.782.1 million to Ps.2,239.7 million.

Loans granted by Standard Bank, Nuevo Banco Industrial de Azul, Banco CMF, Banco Supervielle and Banco Itaú.

Our subsidiary Tarshop pledged in favour of Standard Bank Argentina S.A. (loan for Ps.14.2 million), Participation Certificates corresponding to Series XLII, XLIV, XLVI and XLVIII Tarjeta Shopping Financial Trusts, in favour of Nuevo Banco Industrial de Azul S.A. (loan for Ps.2.6 million), Participation Certificates corresponding to Series XXXIV and XXXVI Tarjeta Shopping Financial Trusts, in favour of Banco CMF S.A. (loan for Ps.3.0 million), Participation Certificates corresponding to Series XXIX, XXX and XXXIII Tarjeta Shopping Financial Trusts, in favour of Banco Supervielle S.A. (loan for Ps.1.4 million), Participation Certificates corresponding to Series XXXII, XXXVII and XXXVIII Tarjeta Shopping Financial Trusts and in favour of Banco Itaú Buen Ayre S.A. (loan for Ps.4.0 million), Participation Certificates corresponding to Series XXXIX and XL Tarjeta Shopping Financial Trusts.

Series I and II Notes.

On May 11, 2007 we issued two new Series of Notes totalling US$170 million. Series I corresponds to the issue of US$120 million maturing on May 11, 2017, at a 7.875% interest rate payable semi-annually on May 11 and November 11 each year starting on November 11, 2007. The principal amount of this Series is due in a single installment at maturity. Series II corresponds to the issue of Ps.154.0 million (equivalent to US$50 million) maturing on June 11, 2012, at an 11% fixed interest rate payable semi-annually on June 11 and December 11 each year starting on December 11, 2007. The principal amount is payable in seven equal and consecutive semi-annual installments starting on June 11, 2009. The first principal installment of Series II was repaid in the last month of fiscal year 2009.

These issues constitute Series I and II within the Global Note Program. Series I and Series II Notes have been rated by Standard & Poor’s Ratings Services (“S&P”) and Fitch Ratings Ltd. (“Fitch”). S&P has awarded to both Series I and Series II an international B+ rating and a local raAA- rating, whilst Fitch has awarded to both Series I and Series II an international B+ rating and a local AA-(arg) rating.

Purchase of Alto Palermo Series 1 Notes.

During fiscal year 2009 we bought US$5.0 million in nominal value of our Series I Notes at fixed interest rate, due in June 2017 and issued under the Global Note Program. As a weighted average, the price paid was US$0.3978 for a total of US$1.9 million.

Purchase of Alto Palermo Series 2 Notes.

During fiscal year 2009 we bought US$3.2 million in nominal value of our Series II Notes at fixed interest rate, due in June 2012 (Argentine Peso-Linked Note) and issued under the Global Note Program. As a weighted average, the price paid was US$ 0.75 for a total of US$2.25 million. Therefore, at the end of fiscal year 2009, our holdings in portfolio of our Series 2 Notes were US$ 4.8 million in nominal value.

Our capital expenditures

Fiscal year 2009

For the fiscal year ended on June 30, 2009 we invested Ps.247.4 million in capital expenditures of which: (i) Ps.205.9 million were related to works and advance payments made in Dot Baires shopping; (ii) Ps.11.1 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (iii) Ps.17.0 million were related to improvements made to our shopping centers and offices; (iv) Ps.4.0 million were allocated to the acquisition of undeveloped parcels of land and (v) Ps.9.4 million were allocated to other purposes.

Fiscal year 2008

For the fiscal year ended on June 30, 2008 we invested Ps.270.2 million in capital expenditures of which: (i) Ps.114.4 million were related to the construction of Dot Baires shopping; (ii) Ps.50.0 million were related to improvements made to our shopping centers and offices; (iii) Ps.25.6 million were related to an advance payment for the acquisition of Soleil Factory shopping center business; (iv) Ps.23.1 million were related to payments for the acquisition of Patio Olmos building, located in the City of Córdoba; (v) Ps.16.9 million were related to an advance payment for the purchase of an undeveloped parcel of land located at Beruti St.; (vi) Ps.11.6 million were related to the acquisition of facilities, furniture and fixtures, computer equipment and software; (vii) Ps.8.6 million were related to payments for the construction of garages in Paseo Alcorta shopping; (viii) Ps.10.2 million were related to the acquisition of other fixed assets; (ix) Ps.0.6 million were related to the acquisition of other undeveloped parcels of land and (x) Ps.9.2 million were allocated to other purposes.

Fiscal year 2007

For the fiscal year ended on June 30, 2007 we invested Ps.96.3 million in capital expenditures of which: (i) Ps.25.0 million were related to payments for the construction of garages next to our Paseo Alcorta shopping; (ii) Ps.18.5 million were related to the construction of Dot Baires shopping; (iii) Ps.9.7 million were related to the acquisition of Patio Olmos building, located in the City of Córdoba; (iv) Ps.22.9 million were related to improvements made to our shopping centers; (v) Ps.19.6 million related to the acquisition of furniture and fixtures and computer equipment and (vi) Ps.0.6 million were related to the acquisition of undeveloped parcels of land.

Regarding the Capital Expenditures for the rest of fiscal year 2010, they could vary according to the potential events described in our Risk Factors section.

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

D. Trend Information

Development and Perspectives of Shopping Centers in Argentina

The deteriorating international economic conditions lead to reduced liquidity in the global economy, which in turn lowered global economic growth. This had a negative impact on the level of economic activity in Argentina and hence on the level of financing of the public budget and foreign trade balances which during the past years have been showing signs of strength.

After the economic crisis suffered during fiscal year 2009, the global economy is moving forward to an expansion track together with better financial conditions. According to IMF “World Economic Outlook” released in October 2009, world total output will reduce 1.1% in 2009, while it is projected that it will grow around 3.1% in 2010. This is mainly because financial market sentiment and risk appetite have rebounded, banks have raised capital and wholesale funding markets have reopened, and emerging market risks have eased.

Within this context, we believe our shopping center business is well positioned to face a scenario of reduced growth thanks to our levels of cash flow generation and long term debt maturity profiles.

According to the last available official data for September 2009, the Monthly Estimate of Economic Activities (Estimador Mensual de la Actividad Económica, EMAE) pointed to 0.6% growth compared to the first nine months of the year 2008.

For more information see Item 3 “Risk Factors - Risk related to Argentina - There are concerns about the accuracy of Argentina’s official inflation statistics.”

The performance of Argentina’s public finances, fiscal accounts, foreign trade current account balances, and the reserves held by the Central Bank, has been good this year. During the first ten months of calendar year 2009, Argentina’s primary fiscal surplus showed a year-on-year 2.23% decrease driven by high primary national expense. Argentina’s external accounts, well posted a US$ 5,866 million surplus in its commercial account for the first six months of 2009. As a result, the Central Bank strengthened its position in reserves and accumulated as of October 30, 2009, US$ 46,277 million, which allows the Central Bank to manage the increase in volatility in the inflows and outflows of capital caused by the current environment in financial markets.

According to the Argentine Chamber of Medium Sized Companies (Cámara Argentina de la Mediana Empresa, CAME) in August 2009 retail sales dropped by 3.2% compared to the same month of 2008 as a result of the caution exhibited by consumers in the face of the uncertain global and local economic conditions. Despite the behaviour shown by the overall economic context, the total sales of our tenants in this segment continued to rise compared to those seen in the previous fiscal year. We believe the leading position of our shopping centers and our strong cash flow generation compared to the profile of maturities of our long-term debt places our business in a favourable position to face adverse economic contexts, like the one seen in the year 2008 and the first semester of the year 2009.

We believe our business segments continue to show a strong position in the current macroeconomic conditions, and given our healthy cash flows and our long-term financing, we will be capable of sustaining our leading market position.

E. Off-Balance Sheet Arrangements

As of June 30, 2009, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations, as of June 30, 2009, which consist of loans, bonds, and development obligations and agreements to purchase real estate. The table does not include deferred income tax liability obligations under operating leases, assignment of credits payable, other accounts payable or costs to be incurred on the units not yet sold.

	Payments due by period (Thousand of Ps.)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Debt (2)	165,582	195,039	104,724	728,061	1,193,406
Other long term obligations	5,650	6,179	4,442	20,609	36,880

Total (1)	171,232	201,218	109,166	748,670	1,230,286

(1)	Includes our main financial and related parties’ debts, foreign suppliers, tax amnesty plan for gross sales tax payable and accrued and prospective interests.
(2)	Net of repurchased Notes.

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

At present, our Board of Directors is comprised of ten directors and ten alternate directors. Alternate directors will be summoned to act as directors in case of absence, vacancy or demise, until a new director is appointed.

The table below contains the information on our Directors and Alternate Directors:

Name	Date of birth	Position held	Appointed to current position in	Office ending in	Holding current position since
Eduardo S. Elsztain	01/26/1960	Chairman	2009	2010	1994
Saúl Zang	12/30/1945	Vice-chairman	2009	2010	2003
Alejandro G. Elsztain	03/31/1966	Executive vice-chairman	2009	2010	2003
Daniel R. Elsztain	12/22/1972	Director	2009	2010	2004
Abraham Perelman	04/04/1941	Director	2009	2010	2003
Andrés Olivos	05/14/1958	Director	2009	2010	2007
Fernando A. Elsztain	01/04/1961	Director	2009	2010	1998
José Said Saffie	04/17/1930	Director	2009	2010	1998
Leonardo Fernández	06/30/1967	Director	2009	2010	2007
Enrique Antonini	03/03/1950	Director	2009	2010	2007
David A. Perednik	11/15/1957	Alternate director	2009	2010	2003
José D. Eluchans Urenda	08/06/1953	Alternate director	2009	2010	2003
Guillermo E. Matta y Trejo	11/08/1949	Alternate director	2009	2010	2008
Juan M. Quintana	02/11/1966	Alternate director	2009	2010	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate director	2009	2010	2006
Marcos Oscar Barylka	06/29/1945	Alternate director	2009	2010	2006
Salvador Darío Bergel	04/171932	Alternate director	2009	2010	2006
Mauricio Wior	10/23/1956	Alternate director	2009	2010	2006
Gastón Armando Lernoud	06/04/1968	Alternate director	2009	2010	2006
Gabriel A.G. Reznik	11/18/1958	Alternate director	2009	2010	2004

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA, Cresud S.A.C.I.F. y A (“Cresud”), SAPSA., Consultores Assets Management S.A., Banco Hipotecario S.A. and BACS Banco de Crédito & Securitización among other companies. He is also director of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas and Hersha Hospitality Trust among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes, law firm. He is also first vice chairman of the board of directors of IRSA and Cresud and he is also a member of the board of directors of Emprendimiento Recoleta, Puerto Retiro S.A., Nuevas Fronteras S.A., Banco Hipotecario S.A. and Tarshop S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the University of Buenos Aires. He is currently chairman of Tarshop S.A. and Emprendimiento Recoleta, and second vice-chairman of IRSA and Cresud. Alejandro G. Elsztain is Eduardo S. Elsztain’s and Daniel R. Elsztain’s brother and Fernando A. Elsztain’s cousin.

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

Andrés Olivos. Mr. Olivos graduated as a commercial engineer from the University of Chile. He is Managing Director of Parque Arauco and Constructora y Administradora Uno S.A.

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

José Said Saffie. Mr. Said obtained a law degree at the University of Chile. He is the chairman of Banco BBVA of Chile and Parque Arauco; and director of the Asociación de Bancos e Instituciones Financieras A.G.

Leonardo F. Fernández. Mr. Fernández obtained a degree in law at the University of Buenos Aires. He serves as an alternate director on the board of directors of Disco S.A. and Transportadora de Gas del Norte S.A.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He has also served as a director of IRSA from 1993 to 2002. He is a member of the Banking Lawyers Committee and the International Bar Association.

David A. Perednik. Mr. Perednik obtained a degree as a public accountant from the University of Buenos Aires. He has worked in various companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs, where he acted as finance director from 1986 to 1997. Earlier he worked as a senior consultant in the Administration and Systems management of Deloitte & Touche from 1983 until 1986. He currently works as administrative director of Cresud and IRSA.

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

Juan M. Quintana. Mr. Quintana obtained a law degree at the University of Buenos Aires. He is a partner of the law firm Zang, Bergel & Viñes. He an alternate director of Nuevas Fronteras S.A. and Fibesa.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from the Argentine Catholic University where he teaches Commercial Law and Contract Law. He also teaches Corporate Law, Contracts and Capital Markets in post-graduate courses. He is a member of the Legal Advisory Committee of the Cámara de Sociedades Anónimas as well as Vice President of the Antitrust Law Committee of the Colegio de Abogados de la Ciudad de Buenos Aires. He is partner at Zang, Bergel & Viñes and a member of the board of directors of Emprendimiento Recoleta, Nuevas Fronteras S.A., Milkaut S.A. and Banco Hipotecario S.A. Mr. Pablo Vergara del Carril is the son of our syndic Mr. Ángel D. Vergara del Carril.

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

Salvador D. Bergel. Mr. Bergel obtained a law degree and a Ph.D from Litoral University (Universidad del Litoral). He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud.

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

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad de El Salvador) in 1992. He finished his master in corporate law at the Palermo University (Universidad de Palermo) in 1996. He was a senior associated member of Zang, Bergel & Viñes Law Firm until June 2002, and then he entered Cresud as a senior manager.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the University of Buenos Aires. He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Emprendimiento Recoleta, Puerto Retiro S.A., Tarshop and Fibesa, as well as member of the board of directors of Banco Hipotecario S.A., among others.

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

The following table sets forth information about members of our Supervisory Committee who were elected at the annual general ordinary shareholders’ meeting held on October 29, 2009. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name and Position	Date of Birth	Occupation in Alto Palermo	Current Position Held Since
José D. Abelovich	07/20/1956	Syndic	2005
Ángel. D. Vergara del Carril	09/15/1935	Syndic	2006
Fabián Cainzos	11/07/1966	Syndic	2008
Armando Fabián Ricci	03/06/1964	Alternate Syndic	2006
Marcelo Héctor Fuxman	11/30/1955	Alternate Syndic	2005
María Mercedes Premrou	07/25/1965	Alternate Syndic	2008

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L / Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees, among others of Alto Palermo, SAPSA, Hoteles Argentinos, Banco Hipotecario S.A. and Inversora Bolívar S.A.

Ángel D. Vergara del Carril. Mr. Vergara del Carril obtained a law degree at the Universidad de Buenos Aires. In 1976 he received the degree of Doctor of Juridical Sciences (S.J.D.) from Argentine Catholic University with a thesis on Merger of Business Companies. He served as in-house counsel to the Bunge &

Born Corporation. He was Head of the Legal Department of Acindar S.A. He founded the law firm Cassagne & Asociados with other lawyers. He has been teaching Commercial Law at Argentine Catholic University. He is also director of the capital markets postgraduate course at the same University, as well as member of the Argentine Institute on Commercial Law of the National Law Academy and the International Bar Association. From 2002 to 2006 he acted as external legal advisor of the Securities Committee of the Bolsa de Comercio de Buenos Aires. Currently he is counsel at law firm Zang, Bergel & Viñes, as well as chairman of the Club de Abogados de Empresas. He is currently a member of the Legal Committee of the Spanish Chamber of Commerce of Argentina. He is an alternate member of the Arbitration Board of the Bolsa de Comercio de Buenos Aires of which rules of arbitration he contributed to enact, as well as syndic of Atanor S.A. and Bodegas Hispano Argentinas S.A. Mr. Ángel D. Vergara del Carril is the father of our alternate director Mr. Pablo Daniel Vergara del Carril.

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

The following table shows information about our current senior management, appointed by the board of directors at the meeting held on December 26, 2004:

Name	Date of birth	Position	Current position held since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	2002
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	2002
Rolando Argenti	12/16/1961	Chief Commercial Officer	2009

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

Rolando Argenti. Mr Argenti obtained a degree in Political Sciences (MD), Master in Strategic Administration (“UADE”). He has over a 20 years experience in strategic marketing & sales. He formerly worked as vicepresident of marketing & sales in Citibank for over 10 years, he was also Marketing Manager of American Express, and marketing manager of Mastercard/Argencard for Argentina & Uruguay, among other companies. He has also been university professor for more than 10 years.

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

During our annual ordinary shareholders meeting which was held October 29, 2009 the shareholders agreed to pay Ps.1.4 to the members of the board of directors for the fiscal year ended June 30, 2009.

The members of the executive committee did not receive compensation other than fees for their services as members of the board of directors.

Supervisory Committee

The shareholders’ meeting held on October 29, 2009, approved by majority vote not to pay any compensation to the Supervisory Committee.

Senior Management

During the fiscal year ended June 30, 2009 we paid an aggregate amount of approximately Ps.6.5 million as compensation to our senior management.

During this period our contributions to compensation plan for our senior management amounted to Ps.0.4 million.

Audit Committee

The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Compensation plan for executive management

We have a defined contribution plan covering our key managers in Argentina. The Plan became effective on 01/01/2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.2.2, Ps.1.4 million and Ps.0.7 million for the years ended June 30, 2009, June 30, 2008 and June 30, 2007, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

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

Compensation Committee

There is no compensation committee.

D. Employees

As of June 30, 2009, we had 1,677 employees, and as of June 30, 2008 we had 2,341 employees. Shopping Centers and Consumer Financing employees are represented by the Commerce Union and approximately 60% of total workers are under commerce collective labor agreements. Our company has not experienced a strike or significant work stoppage in the last ten years and believes that its relations with our employees are good.

Also, through a bidding process, we subcontract to third parties the construction of our development projects and the provision of security, maintenance and cleaning services for our shopping centers.

The following table shows the number of our employees as of the dates indicated:

	As of June 30,
	2005	2006	2007	2008	2009
Alto Palermo S.A.	615	680	709	729	625
Shopping Alto Palermo S.A.	99	100	101	108	194
Emprendimiento Recoleta	37	42	40	45	42
Fibesa	26	26	27	26	21
Altocity.Com S.A.	40	49	3	5	—
Tarshop S.A.	556	979	1,302	1,298	689
Mendoza Plaza Shopping S.A. (1).	55	69	64	65	—
Empalme S.A.I.C.F.A. y G. (2)	—	—	39	59	—
Panamerican Mall S.A. (3)	—	—	—	6	106

Total	1,428	1,945	2,285	2,341	1,677

(1)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2005.
(2)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2006.
(3)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2008.

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our Directors, Senior Managers, members of the Supervisory Committee and members of the Audit Committee as of November 30, 2009.

		Share Ownership		Convertible Notes Ownership
Name	Position	Amount	Percentage	Amount
		(In thousands)		(In thousands)
Directors
Eduardo S. Elsztain(1)	Chairman	495,413	63.3%	31,738	(2)
Saúl Zang	Vice Chairman	—	—	—
Alejandro G. Elsztain	Executive Vice Chairman / Chief Executive Officer	1,306	0.17%	10
Daniel R. Elsztain	Director / Chief Comercial Officer	101	0.01%	—
Abraham Perelman	Director	—	—	—
Andrés Olivos	Director	—	—	—
Fernando A. Elsztain	Director	—	—	—
José Said Saffie	Director	—	—	—
Leonardo Fernández	Director	—	—	—
Enrique Antonini	Director	—	—	—
David A. Perednik	Alternate Director / Chief Administrative Officer	—	—	—
José D. Eluchans Urenda	Alternate Director	—	—	—
Guillermo E. Matta y Trejo	Alternate Director	—	—	—
Juan M. Quintana	Alternate Director	—	—	—
Pablo Daniel Vergara del Carril	Alternate Director	2	—	—
Marcos Oscar Barylka	Alternate Director	17	—	—
Salvador Darío Bergel	Alternate Director	—	—	—
Mauricio Wior	Alternate Director	—	—	—
Gastón Armando Lernoud	Alternate Director	—	—	—
Gabriel A.G. Reznik	Alternate Director	—	—	—

		Share Ownership		Convertible Notes Ownership Amount
Name	Position	Amount	Percentage
Senior Management
Gabriel Blasi	Chief Financial Officer	—	—	—
Rolando Argenti	Chief Commercial Officer	—	—	—

Supervisory Committee
Angel D. Vergara del Carril	Member	18	—	—

José D. Abelovich	Member	—	—	—
Fabián Cainzos	Member	—	—	—
Marcelo H. Fuxman	Alternate Member	—	—	—
María Mercedes Premrou	Alternate Member	—	—	—
Armando F. Ricci	Alternate Member	—	—	—

(1)	Includes (i) 495,410,107 common shares beneficially owned by IRSA and (ii) 3,500 common shares owned directly by Eduardo S. Elsztain.
(2)	Beneficially owned through IRSA.

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

Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 83.73% of our common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.86% of our common stock.

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

A. Major Shareholders

Information about Major Shareholders

Share Ownership, as of November 30, 2009

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, Argentine pension funds and all our directors and officers as a group.

Shareholder(s)	Number of Shares	Percent (3)
IRSA(1)	495,410,107	63.35%
Parque Arauco (2)	231,116,952	29.6%
Directors and officers (4)	1,451,850	0.2%
Social Security National Agency (“ANSES”)	1,644,433	0.2%
Total	729,623,342	93.3%

(1)	Assuming full conversion of its holding of Convertible Notes The number of shares will increase to 1,474,986,095 assuming full conversion of the US$31.7 million Convertible Notes held by IRSA.
(2)	Parque Arauco owns 57,338,554 shares through Parque Arauco, 21,188.698 through Sociedad Inversora Internacional Parque Arauco and 152,589,700 shares through Parque Arauco Argentina S.A., a wholly owned subsidiary. The number of shares beneficially owned by Parque Arauco in the aggregate will increase to 708,661,150 assuming full conversion of 15,472,432 Convertible Notes owned by Parque Arauco.
(3)	Figures may not sum due to rounding.
(4)	Includes only direct ownership of our directors and senior management.

Through its ownership of our common stock, IRSA currently shares with Parque Arauco the voting control over us and has the power to direct or cause the direction of our management and policies.

IRSA is an argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s shares are listed and traded on the Bolsa de comercio de Buenos Aires and the NYSE. Mr. Eduardo S. Elsztain, chairman of our board of directors, is the beneficial owner of 166,956,527 shares of Cresud representing 34.8% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not have a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over Cresud, he would be the beneficial owner of 57.33% of IRSA’s shares (includes (i) 290,696,653 common shares beneficially owned by Cresud, (ii) 39,855,739 common shares beneficially owned by Agrology S.A., (iii) 545,384 common shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner by virtue of his voting power to control Inversiones Financieras del Sur S.A., (iv) 628,070 common shares beneficially owned by Consultores Assets Management S.A., and (v) 2,900 common shares owned directly by Eduardo S. Elsztain). If Mr. Elsztain were considered the beneficial owner of IRSA due to his substantial influence over IRSA, he would be the beneficial owner of 65.86% of our shares assuming full conversion of its holding of Convertible Notes.

Parque Arauco is a Chilean commercial real estate developer engaged in the acquisition, development and operation of shopping centers, and its shares are listed and traded on the Santiago Stock Exchange.

Changes in Share Ownership

Shareholder	Share Ownership as of November 30, 2009	Share Ownership as of June 30,
		2009	2008	2007	2006	2005
IRSA (1)	63.3%	63.3%	63.35%	62.5%	61.6%	61.6%
Parque Arauco (2)	29.6%	29.6%	29.6%	29.6%	29.6%	29.6%
Directors and officers	0.2%	0.2%	0.2%	0.2%	0.0%	0.0%
Argentine Pension Funds in the aggregate	0.2%	0.2%	2.1%	2.0%	2.4%	3.1%

(1)	IRSA share ownership is 65.86% assuming full conversion of its holding of Convertible Notes as of November 30, 2009.
(2)	Parque Arauco share ownership is 31.6% assuming full conversion of its holding of Convertible Notes as of November 30, 2007.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of November 30, 2009, we had 782,064,214 common shares issued and outstanding of which 703,857,794 (or 90.00%) were held in Argentina. As of November 30, 2009, we had 1,984,846 ADS outstanding (representing 79,393,840 of our common shares, or 10.00% of all of our common shares). As of such date, we had four registered holders of our ADS in the United States.

On July 19, 2002 we issued US$50.0 million of Convertible Notes, which are convertible into shares of our common stock at a conversion ratio of US$0.324 principal amount of Convertible Notes per common share, as long as the exchange rate remains below Ps.3.09 per each dollar. Our Convertible Notes mature on July 19, 2014 and are convertible during the period from August 28, 2002 to July 19, 2014. Of the US$50.0 million of Convertible Notes that we issued, our principal shareholders IRSA and Parque Arauco subscribed for US$31.7 million and US$15.4 million, respectively.

If all holders convert their Convertible Notes into common shares on July 19, 2014, our issued and outstanding share capital would increase from 782,064,214 shares to 2,239,716,498 shares.

B. Related Party Transactions

Lease of our Headquarters

As of December 2003, we moved our headquarters to the 22nd and 23rd floors of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters and parking lot spaces from Inversora Bolivar S.A., a subsidiary of IRSA, pursuant to two lease agreements, the first one for our headquarters and ten parking lot spaces and the second one for our subsidiary Fibesa’s headquarters and another eight parking lot spaces. The first agreement has an initial duration of 60 months with an optional extension of 36 additional months, which as of the date of this annual report it is not in effect and the second one, effective from November 1, 2008 until October 31, 2011, has an initial duration of 36 additional months. We pay a monthly rent of US$5,958 for the first agreement and US$11,617 for the second one, with the first two months free.

As of December 2005, we lease the entire 9th floor of the Intercontinental Plaza Tower from Inversora Bolivar S.A. pursuant to a lease agreement, with regard to our headquarters and eight parking lot spaces. This agreement has an initial duration of 46 months, effective form January 2005. We paid a monthly rent of US$5,386. The agreement ended on March 31st, 2008 and was not renewed.

In June, 2009, we lease the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar S.A. pursuant to a lease agreement related to such floor and to eight parking lot spaces. This agreement, effective from September 1st, 2008, until August 31, 2011, has a duration of 36 months. We pay a monthly rent of US$7,745

As of October 2007, we lease the entire 4th floor of the Intercontinental Plaza Tower from Inversora Bolivar S.A.. The agreement, effective as from October 2007, has an initial duration of 36 months. We pay a monthly rent of US$19,750.

As of January 2008, we lease one third of the 2nd floor of the Intercontinental Plaza Tower from Inversora Bolivar S.A.. The agreement, effective as from March 2008, has an initial duration of 36 months. We pay a monthly rent of US$6,583 for the agreement.

Saúl Zang is our Vice-Chairman and a director of Inversora Bolivar S.A., and Alejandro Elsztain is our executive Vice-Chairman and Vice-president of Inversora Bolivar S.A. Fernando Elsztain is a director of Alto Palermo and President of Inversora Bolivar S.A., and Gabriel Reznik is a director of IRSA and Inversora Bolivar S.A.

Lease of our Chairman’s offices

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

Execution of Corporate Services Agreement between IRSA and Cresud

Considering that each of our Company, IRSA and Cresud have operating areas which are somehow similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004, IRSA, Alto Palermo and Cresud entered into a Agreement for the Exchange of Corporate Service, which was amended on August 23, 2007, August 14, 2008, and November 27, 2009.

The Agreement for the exchange of Corporate Service among IRSA, Cresud and us, which currently provides for the exchange of services among the following areas: Human Resources, Finance, Institutional Relationships, Management & Control, Systems & Technology, Insurance, Errands Running Service, Contracts, Technical, Infrastructure and Services, Purchases, Architecture and Design & Development and Works Department, Internal Audit, Real Estate, Hotels & Tourism and Risks & Processes.

The exchange of services consists in the provision of services for value in relation to any of the aforementioned areas by one or more of the parties to the agreement for the benefit of the other party or parties, which are invoiced and paid primarily by an offset against the services provided by any of the areas and, secondarily, in case of a difference between the value of the services rendered, in cash.

Under the said agreement the companies have entrusted to an external consultant the review and evaluation, on a semiannual basis, of the criteria applied in the corporate service settlement process and of the distribution bases and supporting documentation used in such process, through the issuance of a semiannual report.

In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by us with IRSA and Cresud.

It is worth mentioning that in spite of the above, IRSA, Cresud and Alto Palermo continue to be absolutely independent as concerns the adoption of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement in the manner provided in FACPCE Technical Resolution No. 12. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Mr. Abraham Perelman has been appointed as individual responsible person on behalf of Alto Palermo, a member of the Auditing Committee.

The Agreement for the exchange of Corporate Service was filed with the SEC in a report on Form 6-K dated July 1, 2004 and amendments to this agreement were filed in reports on Form 6-K dated September 19, 2007, the Second Agreement for Shared Corporate Services was filed on Form 6-K dated August 19, 2008, and the Third Agreement was filed on Form 6-K dated December 15, 2009.

See Exhibit 4.4 and 19.II.c) to our audited consolidated financial statements contained elsewhere in this annual report.

Loans from our Major Shareholders

As of June 30, 2009 IRSA and Parque Arauco owned US$31.7 million and US$15.5 million, respectively, of our Convertible Notes.

As of June 30, 2009, IRSA owned 63.34% of our common shares. Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 83.73% of our common shares. In case that all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.85% of our common stock.

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

Purchase of Alto Palermo Series I Notes by IRSA.

During the fiscal year ended on June 30, 2009, IRSA acquired US$39.6 million nominal value Series I fixed-rate Alto Palermo notes due June 2017 issued under this Program. The average weighted price was US$0.4628, totaling US$18.3 million.

Purchase of Alto Palermo Series II Notes by IRSA.

During the fiscal year ended on June 30, 2009, IRSA acquired US$15.1 million nominal value Series II fixed-rate Alto Palermo Notes due June 2012 (Argentine Peso-Linked Note) under this Program. The average weighted price was US$0.5447, totaling US$ 8.2 million.

Purchase of Alto Palermo Series I Notes by Cresud.

During the fiscal year ended on June 30, 2009, Cresud acquired US$5.0 million nominal value Series I fixed-rate Alto Palermo Notes due June 2017 under this Program. The average weighted price was US$0.3800, totaling US$1.9 million.

Grant of guarantee as security for Tarshop’s obligations

On May 13, 2009 we furnished a guarantee in favor of Banco Itaú Argentina S.A. as security for the payment of the obligations of Tarshop related to the creation of a new Financial Trust with such bank entity. The guarantee was furnished in an amount equal to up to 10% of the nominal value of the Trust Bonds (Valores de Deuda Fiduciarios, or “Trust Bonds”) to be underwritten by Banco Itaú. The maximum aggregate amount of this guarantee is Ps.5.0 million and shall remain in effect until the actual repayment of the Trust Bonds. In addition, it was resolved that we should assume the commitment to act as Substitute Manager in the event Tarshop were removed from its office as Manager under the Trust Agreement.

Derivative Financial Instruments

On June 24 and 30, 2009, we entered into two derivative transactions with Cresud for the amount of US$4.5 million each, both expiring on December 31, 2009.

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

During the fiscal years ended June 30, 2007, 2008 and 2009 we made unconditional promises to give to Fundación IRSA Ps.4.4 million, Ps.4.6 million and nil, respectively. These donations are paid in the subsequent year.

Legal Services

During the years ended June 30, 2007, 2008 and 2009, we and our subsidiaries paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.1.6 million and Ps.1.0 million, and Ps.2.5 million, respectively as payment for legal services. Our Vice-Chairman Saúl Zang; our alternate directors Juan M. Quintana, Salvador D. Bergel, and Pablo D. Vergara del Carril; our syndic Ángel D.Vergara del Carril and our alternate syndic Armando F. Ricci are members of the law firm Zang, Bergel & Viñes.

Purchase of Shares by IRSA.

Subsequent to the close of the fiscal year and until the date of this annual report, IRSA purchased 38,400 shares issued by us of nominal value 0.1 each, for an average price of US$0.1350 and for an aggregate amount of U$S 0.005 million.

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

The Agreement also provides that Shopping Neuquén will submit, within 120 days after the Agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision, which the City Hall of Neuquén will approve or disapprove within 30 days after its presentation. If the project is approved, Shopping Neuquén will submit the final maps of the works to the City Hall within 150 days of this decision.

The Agreement put an end to the lawsuit of Shopping Neuquén against the City Hall of Neuquén before the High Court of Neuquén, in which the only pending issue is the determination of fees of the attorneys of the City Hall that are in charge of Shopping Neuquen S.A.

On March 28, 2007, Shopping Neuquén submitted the new project draft and revised environmental impact survey to the City Hall of Neuquén. On May 10, 2007, the City Hall of Neuquén, requested certain explanations and made recommendations for our consideration before issuing an opinion on the feasibility of the draft project. On July 17, 2007, Shopping Neuquén answered the City Hall’s requests and on September 20, 2007, the City Hall approved the feasibility of the project. Shopping Neuquén submitted the final maps of the project to the City Hall.

On June 12, 2009 a new agreement with the City Hall of Neuquén was signed. Such new agreement requires Shopping Neuquén to submit the plans of the new road project (with the agreed inclusions to the project) and the amendments to the general project. Once that plans be registered, the City Hall shall consider the project and and constructions must commence within a maximum period of 90 days since the City Hall and Shopping Neuquén reach an agreement.

On October 19, 2009, Shopping Neuquén submitted the new road project and the amendments to the general project. The City Hall of Neuquén made certain comments that were answered on November 17, 2009. As of the date of this annual report the registration of the plans is still pending.

The first stage of construction (including minimum construction of the shopping center and the hypermarket) is expected to be completed within a maximum period of 22 months since the beginning of the construction.

Other Litigation

As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings for an aggregate amount of Ps.3.7 million, plus an added amount, estimated at Ps.0.9 million, in order to respond to legal costs and interests. The main dispute is about the amount due for the admission rights of the income tax. In the first instance, AFIP pleaded for a general restraining order. As of November 29, 2006, the Federal Court ordered such order to be substituted for an attachment on the plot of land located in Caballito neighborhood, city of Buenos Aires, where we are planning to develop a shopping center.

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

On December 3, 2009, Alto Palermo requested the Antitrust Authority’s clearance for the transfer of the shares of Arcos Gourmet. As of the date of this filing, the Antitrust Authority has not reached a decision.

For more information see Item 4 “Regulation and Government Supervision” and Item 3 “Risks factors - Risks related to our Business - Our Business is subject to extensive regulation and additional regulations may be imponed in the future”.

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

The board of directors’ proposal for the distribution of a cash dividend amounting to Ps.56 million, of which the shareholders will collect Ps.0.0716 per share, was approved during the annual shareholders’ meeting, held on October 29, 2009. The payment was made on November 17, 2009.

The table below presents the dividend payment ratio and the total amount of dividends paid, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in nominal Pesos as of their respective payment date.

Year declared	Cash dividends	Stock dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
2004	17,895,663	—	0.0229
2005	29,000,000	—	0.0371
2006	47,000,000	—	0.0601
2007	55,721,393	—	0.0712
2008	60,237,864	—	0.0770
2009	56,000,000	—	0.0716

B. Significant changes

Sale of Tarshop shares. On December 29, 2009 we executed a stock purchase agreement with Banco Hipotecario S.A., pursuant to which we sold shares representing 80% of the capital stock of our subsidiary Tarshop to Banco Hipotecario S.A.. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, with a nominal value of 1 Peso per share. Each of these shares is entitled to one vote.

The sale price is US$ 26.8 million, and we will grant to Banco Hipotecario S.A. the contractual indemnities that are usual in this type of transaction. The first installment of the purchase price, in the amount of US$ 5.4 million, was paid on December 29, 2009 and the remaining balance of US$21.4 million will be paid five business days after the date on which the Central Bank of Argentina notifies the parties of its approval of the transaction.

In compliance with the regulations of the Comisión Nacional de Valores and currently applicable statutory provisions, our Audit Committee had been required to render an opinion as to whether the terms and conditions of this transaction may be reasonably considered to be arm’s length. In this context and based on the independent valuation of a third-party firm of the market value of Tarshop’s total share capital, our Audit Committee concluded that the value agreed in the mentioned transaction is consistent with the value that could be agreed in the market between independent parties.

It must be noted that the transaction herein discussed is still subject to the authorization of the Central Bank of Argentina.

Purchase of Shares by IRSA. Subsequent to the close of the fiscal year and until the date of this annual report, IRSA purchased 38,400 shares issued by us of nominal value 0.1 each, for an average price of U$S 0.1350 and for an aggregate amount of U$S 0.005 million.

Signing of Letter of Intent. On June 30, 2009, we signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. We intend to construct a shopping center on the site. The purchase price amounts to US$0.5 million. In July 2009, we paid US$0.05 million in advance to secure our right of first offer through November 27, 2009 when the Letter of Intent expires.

Purchase of Shares Arcos Gourmet S.A. On November 27, 2009 we have acquired 7,916,488 non endorsable, registered common shares, with a face value of Ps.1 each and with 1 voting right per share, representing 80% of the capital stock of Arcos.

Arcos is the holder of a concession granted by ONABE (the Federal Organism of Properties’ Management, currently the Rail Infrastructure Administration - ADIF -) by which the we have the right to exploit a site with a surface of approximately 5,813 square meters and the related parking lot with a surface of approximately 28,881 square meters.

The agreed price for the shares acquired by us is the following: 1) US$4.3 million corresponding to the 40% of the shares of Arcos; 2) for the remaining 40% of the shares the price was settled in: 2.a) a fixed amount of US$0.8 million with plus 2.b) 20% of the investment necessary to develop the project as it is explained as follows.

The price indicated in 1) above, was accorded to be paid as follows: the sum of US$0.3 million was already paid; the sum of US$2.0 million was paid at the time of the signature of the share purchase agreement and the remaining balance will be paid in two annual equal installments, which will mature on November 27, 2010 and November 27, 2011, respectively. Regarding the portion of the price indicated in 2.a) above, the sum of US$0.3 million was already paid and the sum of US$0.5 million will be paid when the meeting of shareholders’ approving the increase in Arcos’ capital in US$2.7 million is held. The portion of the price indicated in 2.b) will be paid by us at the time of the eventual capital increases necessary to the development of the project, which must be approved by the respective authorities and in accordance with that agreed by the respective parties, through the limit of US$6.9 million. In this latter case, we must pay in such way that the sellers can paid-in the 20% of those increases that they will subscribe.

Approval of the payment of a bonus to the management. The Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009, approved to delegate to the Board of Directors the power to distribute among the management of the Company up to 1% of the outstanding capital stock in cash, in kind or a combination of both methods, and the allocation thereof and timely implementation of such distribution.

Approval of dividend distribution. The Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the distribution of cash dividends for Ps.56.0 million. The dividend was paid on November 17, 2009, to the holders of record on November 16, 2009. The dividends amounted to Ps.0.07160537332 per share of a nominal value Ps.0.10 and Ps.2.8642149326 per ADR.

Increase of Global Note Program. The Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved to increase the amount of the global program for the issuance of negotiable obligations for up to an additional amount of US$ 200 million.

Creation of Global Program of Short-term Debt Securities. The Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the creation of a global program for the issuance of short-term debt securities in the form of simple negotiable obligations, not convertible into shares, denominated in Pesos, US Dollars or any other currency, secured by a common, special, floating and/or any other type of guarantee, including third-party guarantees, subordinated or not, for a maximum outstanding amount that at no time shall exceed the equivalent in Argentine Pesos or in other currencies of US$50 million.

Issuance of Alto Palermo Series III and Series IV Notes. On November 13, 2009, we issued Notes for a total amount of Ps.80.8 million under its Global Note Program for a principal amount of up to US$200.0 million, as follows:

Series III Notes, for an amount of Ps.55.8 million falling due 18 months after the date of issuance, accruing interest at a variable Badlar Private rate plus a 3% spread, payable every three months in arrears. Principal of Series III Notes will be paid in a single installment 18 months after the date of issuance.

Series IV Notes, for a Dollar principal amount of US$6.6 million equivalent to Ps.25.0 million, falling due 18 months after the date of issuance, accruing interest at a fixed rate on principal in United States Dollars of 6.75%, payable every three months in arrears. Principal of Series IV Notes will be paid in a single installment 18 months after the date of issuance.

The use of proceeds of both series was the refinancing or prepayment of short term debt and working capital in Argentina.

Merger of Comercializadora Los Altos with Fibesa. As subsequent event, Comercializadora Los Altos has subscribed a prior commitment of merge with its controlled Company Fibesa.

Merger with Shopping Alto Palermo S.A.. As subsequent event, we have subscribed a prior commitment of merge with its controlled Company SAPSA. The Ordinary and Extraordinary General Shareholders’ Meeting adjourned for November 27, 2009, approved the reorganization process and documentation submitted to the shareholders.

Capital Increase in Tarshop. During the second quarter of fiscal year 2009, the Company has provided financial assistance to Tarshop for Ps.105,000 then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contributions was decided by Tarshop’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.6%.

Financial and capital markets situation

As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock market prices showed a significant decline worldwide together with an evident economic slowdown. In recent months, worldwide markets have experienced some signs of recovery. However, there can be no assurance as to the timing and extent of recovery of the international capital markets and its impact on the market value of financial instruments, particularly equity and debt instruments.

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates. In line with international trends, the values of financial instruments, including instruments issued by the Argentine Government, recently started to recover.

Since the beginning of the crisis, our management has closely evaluated and monitored the effects of the liquidity crisis to take all corrective actions as necessary aimed at protecting our net equity.

During the worst crisis months, we experienced declines in our stock price. Recently, our stock price recovered. Our management believes that the declines were reflective of the increased risk perception in the market and were not related to our business fundamentals and operating performance.

The stability of our shopping center tenants, (measured by the levels of occupancy as well as the delinquency or uncollectibility rates) as well as the market value of our properties has not been significantly affected by the credit crisis.

Notwithstanding the above, for the year ended June 30, 2009, we recorded a net loss of Ps.22.1 million and negative working capital of Ps.166.0 million. Moreover, cash flows from operations decreased Ps.96.6 million as compared on a year-to-year basis. These indicators were mainly affected by the performance of the consumer financing business segment, as further described below.

All other segments remained positive. The consumer financing business segment was significantly affected by the credit crisis. This segment includes the origination of consumer loans and credit card receivables and securitization activities. Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by our shopping centers, hypermarkets and street stores, and financing and lending activities through our subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. We provide an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the credit crisis and other conditions, which worsened as from September 30, 2008, some customers experienced delays in payments increasing uncollectibility and delinquency rates. Our subsidiary Tarshop monitored and evaluated all available evidence and increased the level of the allowance for doubtful accounts from Ps.66.4 million as of June 30, 2008 to Ps.79.1 million as of June 30, 2009. However, in light with the gradual recovery of the markets, uncollectibility and delinquency rates slightly improved for the three months ended September 30, 2009. However, there can be no assurance that this trend will continue. Our subsidiary Tarshop is closely monitoring the delays, delinquency and uncollectibility rates and will adjust the reserves and take corrective actions as necessary.

For the year ended June 30, 2009, the consumer financing segment contributed a net loss of Ps.82.0 million to the consolidated results of our operations, as compared to a loss of Ps.15.1 million for the year ended June 30, 2008. However, for the three months ended September 30, 2009, the consumer financing segment generated a net gain based mainly on the recovery of delinquency rates and decrease of variable interest rates of retained interests in securitized receivables.

As part of our protective and corrective measures, we took certain actions to enhance Tarshop’s capital base. Accordingly, we contributed Ps.165.0 million in additional financial support and increased its equity interest in Tarshop from 80% to 98.6%.

In addition, we took other actions, as appropriate, from streamlining operations to closing redundant stores to revising and making credit criteria more stringent reducing its total loan portfolio (including the securitized fraction) from Ps.934.9 million as of June 30, 2008 to Ps.612.5 million as of June 30, 2009. Some of these measures were (i) structure redesigning of distribution channels, (ii) changes in cash loans and financing plans at stores and (iii) renegotiation of terms and conditions with member stores.

The securitization market remains open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2009, Tarshop’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps.147.0 million and Ps.7.8 million escrow reserves for losses.

Due to the factors mentioned above, as of June 30, 2009, Tarshop recorded allowance for impairment of Ps.12.1 million to the retained interests to reflect current fair value. For the three months ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary. Tarshop is closely monitoring the values of the retained interests and will adjust them as necessary.

ITEM 9.	The Offer and Listing

A. The offer and listing details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and our ADS are listed on the NASDAQ National Market.

As of November 30, 2009, our authorized capital stock consists of 782,064,214 shares of common stock, Ps.0.1 face value per share. In addition, we have issued US$50.0 million of Convertible Notes. The Convertible Notes mature on July 19, 2014, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps.0.10 par value per share. The conversion rate per U.S. Dollar is the lesser amount of 3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 782,064,214 shares as of November 30, 2009 to approximately 2,239,716,498 shares.

The common stock has one vote per share. All of the common shares are validly issued, fully paid and non assessable.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this Form 20-F forms part, and the provisions of applicable Argentine Law.

Price history of our stock

Our shares are listed and traded on the BCBA under the denomination “APSA”. The shares started to be listed on the BCBA on March 26, 1996. Each Alto Palermo’s ADS represents 40 shares of common stock. ADSs in custody are listed and traded on the NASDAQ under the denomination “APSA”. ADSs were first listed on the NASDAQ on November 15, 2000, and they were issued by the Bank of New York, Inc. acting as depository of the ADSs. The following chart shows, for the period indicated, the maximum and minimum closing listed prices of our shares on the BCBA for a face value of Ps0.10 and on the Nasdaq.

	Buenos Aires Stock Exchange Ps. per Share		NASDAQ US$ per ADS
	High	Low	High	Low
Fiscal Year 2005
1st Quarter	0.855	0.546	11.09	6.07
2nd Quarter	0.727	0.590	9.71	6.88
3rd Quarter	0.678	0.546	9.13	6.76
4th Quarter	0.693	0.609	8.82	7.17
Annual	0.855	0.546	11.09	6.07

Fiscal Year 2006
1st Quarter	0.697	0.618	8.53	6.95
2nd Quarter	0.672	0.539	8.33	7.02
3rd Quarter	0.742	0.667	9.14	7.08
4th Quarter	0.946	0.781	11.94	8.91
Annual	0.946	0.539	11.94	6.95

Fiscal Year 2007
1st Quarter	1.125	0.886	13.90	11.49
2nd Quarter	1.622	0.995	20.90	12.63
3rd Quarter	1.582	1.344	20.56	15.21
4th Quarter	1.630	1.000	22.00	13.30
Annual	1.630	0.671	22.00	7.46

Fiscal Year 2008
1st Quarter	0.686	0.552	21.65	16.01
2nd Quarter	0.701	0.616	19.50	15.40
3rd Quarter	0.705	0.625	16.30	11.00
4th Quarter	0.680	0.545	17.00	11.90
Annual	1.590	1.050	21.65	11.00

Fiscal Year 2009
1st Quarter	3.535	2.973	13.99	8.00
2nd Quarter	2.568	1.360	9.79	3.96
3rd Quarter	1.376	1.135	5.98	2.98
4th Quarter	1.455	1.186	5.95	4.10
Annual	3.160	2.658	13.99	2.98

July 2009	1.269	1.124	6.45	5.30
August 2009	1.414	1.272	6.60	6.00
September 2009	1.648	1.439	6.60	6.00
October 2009	1.892	1.642	8.80	6.65
November 2009	2.767	2.181	10.49	8.27
As of December 11,2009	2.721	2.747	9.65	8.55

                Source: Bloomberg

Due to the aggregate ownership of approximately 92.9% as of June 30, 2009 by our two principal shareholders, the liquidity of our shares is restricted and may cause our stock not to be traded daily.

B. Plan of Distribution

This section is not applicable.

C. Markets

Comisión Nacional de Valores

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and of investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information”, and “transparency”, have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the Comisión Nacional de Valores regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the Comisión Nacional de Valores may be listed on the Buenos Aires Stock Exchange. This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer’s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange.

Securities Exchanges in Argentina

There are 11 securities exchanges in Argentina. The principal exchange for the Argentine securities market is the Buenos Aires Stock Exchange, which handles approximately 99% of all equity trading in the country.

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

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of December 31,		As of June 30,
	2007	2008	2008	2009
Market capitalization (Ps.billion)	1,773.04	1,233.63	1,822.31	1,751.13
Average daily trading volume (Ps.million)	88.62	82.88	95.87	39.97
Number of listed companies	111	112	111	110

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2009, approximately 110 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2009, approximately 5.33% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 77% increase in 2002, a 104% increase in 2003, a 28% increase in 2004, a 13% increase in 2005, a 34% increase in 2006, a 2.93% increase in 2007, a 0.59% increase in 2008 and a 20.20% decrease for the six month period ended June 30, 2009. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

Further, Section 73 of Resolution No. 677/01 establishes a specific procedure for transactions of a company whose securities are publicly offered, entered into with its directors, members of the Supervisory Committee, or senior managers and which involve a relevant amount. The transaction is considered to have a relevant amount when it exceeds: (i) one percent (1%) of the corporate capital, measured pursuant to the last approved financial statements, and (ii) the equivalent of three hundred thousand Pesos (Ps.300,000).

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

Voting rights and Staggered Elections

Our stock capital is composed by book-entry common shares with face value of Ps.0.1 per share and entitled to one vote each.

•	All directors and alternate directors are elected for a three-year term.

•	Our bylaws do not establish staggered elections.

Rights to share in Alto Palermo’s profits

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

D. Exchange Controls

Currency Exchange Regulation

All foreign currency exchange transactions must be carried out in the free exchange market, in which the Central Bank participates by purchasing and selling foreign currency.

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

See Item 3: “Key Information - Exchange Rates”

Export of Capital, including the availability of cash or cash equivalents

From 1989 to December 3, 2001, there were no exchange controls restricting the peso-U.S. Dollar translation or the remittance of U.S. Dollars abroad. In compliance with the economic measures set forth by the Government by means of Decree No. 1570/01 dated December 3, 2001 and subsequent amendments thereto, aimed at protecting the integrity of the Argentine financial system, money could not be transferred abroad, unless expressly authorized by the Central Bank.

For purposes of accessing the funds deposited with financial institutions, clients were allowed to make electronic transfers between accounts of the same institution or others and in favor of the same holder or other persons; pay expenses by means of debit cards, checks, automatic debits and credit cards. Additionally, the Decree declared that new foreign currency deposits can only be received as time deposits, and no demand accounts denominated in foreign currency may be opened. Such restrictions were later relaxed and deposits of foreign currency in savings accounts (“cajas de ahorro”) by residents were allowed. Law No. 25,561 declared a public emergency in social, economic, administrative, financial and foreign exchange market matters, delegating to the Argentine executive branch until December 10, 2003, the powers to reorganize the financial, banking and foreign exchange system, reactivate the performance of the economy and improve the employment level and distribution of income, focusing on a program for the development of regional economies, creating the conditions for a sustainable economic growth, consistent with the public debt restructuring, and restructuring outstanding obligations affected by the new foreign exchange system. Such period was extended until December 31, 2006 by Law No. 26,077. Among other provisions, this law put an end to the convertibility system that had been in effect since April 1991, whereby pesos were convertible to U.S. Dollars at a rate of Ps.1.0 per U.S Dollar.

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

•	Such regulation has been modified several times and, therefore, only the most important provisions currently in force are mentioned below:

•	Argentine individuals and companies are authorized to buy up to US$2,000,000 per month;

•

the sale of foreign currency to non-residents, with the exception of international organizations, in an aggregate monthly amount exceeding US$5,000 shall also be previously authorized by the Central Bank, except when it is evidenced that the amounts used to purchase foreign currency (i) come from the payment of a resident to the non-resident which orders the transfer; and (ii) the payment is performed in relation to import, services, revenues or other commercial transfers for which the resident should have accessed to the exchange market in accordance to the exchange rules that regulated payments abroad to commercial account;

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

•

future operations in regulated markets, options or forwards transactions and any other type of derivatives entered into and cancelled in Argentina and settled in local currency are not subject to any restriction, provided, however, that: (i) such operations do not contemplate any payment or transfer obligation of a resident to a foreign country; (ii) any inflow of foreign currency into the local exchange market for the purposes of such an operation by a non resident who is party to such a transaction is subject to a non-transferable deposit denominated in U.S. Dollars for an amount equal to 30% of the relevant transaction for a period of 365 days in accordance to such further conditions as indicated below (the “Non- Transferable Deposit”); and (iii) transfer of foreign currency abroad by a non resident derived from such transactions involving an aggregate monthly amount exceeding US$5,000 shall also be previously authorized by the Central Bank.

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

•

transfers abroad for the payment of indebtedness of private entities (comprising both financial and non-financial institutions) and government owned entities; provided that they fulfill certain regulatory requirements among others such as (i) a sworn statement affirming the fulfillment of Communication “A” 3602 informative requirements; (ii) the possession of documents which evidence the genuineness of the operation being cancelled, i.e., the entry into the country of the finance proceed and/or its use to cancel the financial or commercial debt, etc.; (iii) the amounts to be transferred have been adjusted, as the case may be, in accordance to Decree 214/02 as amended; and (iv) the fact that the inflows have remained in the country for the legal minimum term (180 days until May 26, 2005 or 365 days for funds entered into after that date) has been verified;

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

•

before September 2005, inflows of foreign currency which would be applied to export advances and prefinancing were allowed into the local exchange market avoiding the non-transferable deposit requirement established by Decree No. 616/05, issued on June 10, 2005 by providing a sworn statement stating that foreign funds would be used for a specific purchase transaction entered into with the buyer. Subsequently, the Central Bank by means of the Communication “A” 4415 substituted the sworn statement requirement with the exhibition of the shipping contract involved in said transaction. Later, on November 22, 2005 Central Bank’s Communication “A” 4443 relaxed this requirement exempting exporters from providing such documentary evidence if they proved that the inflow of funds would not exceed more than 25% of the amount they received during the last year for similar transactions.

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

Subsequently, Resolution No. 365/2005 from the Ministry of Economy and Production established that non-resident capital inflows destined for the primary subscription of Central Bank notes and income derived from the sale by residents of foreign assets for an amount greater than US$ 2 million per month, will also be subject to the aforementioned requirements.

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

Reporting requirements on Direct Investments

On March 4, 2005 the Central Bank issued Communication “A” 4305 that regulates the reporting system of direct investments and real estate investments carried out by non-residents in Argentina and by Argentine residents abroad, which had been implemented through Communication “A” 4237 dated November 10, 2004.

Direct investments in Argentina of non-Argentine residents

Non-Argentine residents are compelled to comply with the reporting regime if the value of their investments in Argentina reaches or surpasses the equivalent of US$500,000 – measured in terms of the net worth of the company in which they participate or fiscal value of the real estate owned. If the investments do not reach such amount, the compliance with such regime is optional.

According to Communication “A” 4237, companies in which non-Argentine residents participate in and administrators of real estate pertaining to non-Argentine residents are those obliged to comply with the reporting regime.

Direct investments made abroad by Argentine residents

Argentine investors are compelled to comply with the reporting regime if the value of their investments abroad reaches or surpasses the equivalent of US$1,000,000 – measured in terms of net worth of the company in which they participate or the fiscal value of the real estate they own.

If the value of those investments abroad does not exceed the equivalent of US$5,000,000, the declaration could be carried out annually instead of semiannually. If the investments do not reach the equivalent of US$1,000,000, the compliance with such regime is optional.

The first declarations will correspond to the semester ended on December 31, 2004, and will have to be filed within 90 calendar days as of such date.

Conclusion:

While the foreign exchange market system in Argentina has become increasingly flexible under recent regulations, Decree No. 616/05 severely deters short term inflows of foreign currency which are presumed to be of a speculative nature. Such determination on the part of the government is associated also to another short term economic policy goal and combined measures aimed at pegging or reasonably adjusting the U.S. dollar value around Ps.3.10 per U.S. dollar. We cannot assess whether these policies will be maintained in the longer run and how changes made therein may affect the economy and our business perspectives. Furthermore, we cannot predict how changes in the evolution of the world economy and commodity prices which constitutes an important part of Argentina’s exports may influence exchange rates and control policies. Moreover, failure of the government to comply with financial commitments with the IMF or failure to reach an agreement with said institution may have an impact on the foreign exchange system. No assurance can be made as to the extent to which all such factors may lead to future restrictions that might further tighten foreign exchange controls or otherwise change the current foreign exchange system.

Money Laundering

Argentine Law No. 25,246, as amended, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means, provided that the aggregate value of the assets involved exceeded in the aggregate (through one or more related transactions) $50,000.

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”.

On May 8, 2005, the Comisión Nacional de Valores enacted Resolution No. 554 which establishes that broker-dealers and other intermediaries that are subject to its supervision can only take part in securities transactions if they are ordered or executed by parties that are registered or domiciled in jurisdictions that are not included in the list of tax heavens included in Decree No 1344/98. Furthermore, the Resolution provides that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the Comisión Nacional de Valores, are allowed only if such agency has signed a memorandum of mutual understanding with the Comisión Nacional de Valores. Regarding the listed companies under the supervision of the Comisión Nacional de Valores, the Resolution No. 554 states that they shall identified any entity or individual (whether or not a shareholder at that time), that makes a capital contribution or a significant loan, and accomplished with the same obligations established in the previous paragraph for the brokers-dealers and other intermediaries.

In connection with Resolution No. 554, the Central Bank issued Comunicación “A” 4940, as amended, which rules that non-residents of Argentina must obtain the prior approval of the Central Bank in order to purchase foreign currency in the exchange market to repatriate investments when the beneficiary of such repatriation is an individual or an entity registered or domiciled in a jurisdiction listed as a tax heaven in Decree No 1344/98.

E. Taxation

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of shares and ADS as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the shares or ADS as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax exempt organization;

•	a person holding the shares or ADS as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of the voting stock of our company;

•	a partnership or other pass – through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. Dollar.

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

ADSs

In general, for United States federal income tax purposes, U.S. Holders of ADS will be treated as the owners of the underlying shares that are represented by the ADSs. However, the United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADSs and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of the ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of a ADSs and our company. Deposits or withdrawals of shares by U.S. Holders for ADSs will not be subject to United States federal income tax.

Distributions on Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of distributions on the shares or ADSs, (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ National Market), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

The amount of any dividend paid in Pesos will equal the U.S. Dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. Dollars. If the Pesos received are not converted into U.S. Dollars on the day of receipt, you will have a basis in the Pesos equal to their U.S Dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

•	have held ADSs or shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

•	you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares.

The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or Shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Argentine withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or ADSs, determined in U.S. Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of an ADSs or Share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company Rules

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2009, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the precedeing taxable year.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs will be listed on the NASDAQ National Market, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the shares are listed on the NASDAQ National Market. The shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or shares would need to be regularly traded on such exchanges in order for the ADSs or shares to be potentially eligible for the mark-to-market election.

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

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF SHARES AND GDSs.

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

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2009. There can be no assurance that in the future this tax will be absorbed by us.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps.200,000. Nevertheless, shares and ADSs issued by entities subject to such tax are exempt from paying the IGMP.

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

Stamp Tax

The stamp tax is a local tax that is generally levied on the memorialization of for-value acts transactions executed within a certain territorial jurisdiction or outside a certain territorial jurisdiction but with effects in such jurisdiction; therefore, the rules of the relevant provincial jurisdiction should be considered for the issuance of instruments which implement for-value transactions (including issuance, subscription, placement and transfer) involving the shares or ADSs, executed in those jurisdictions, or with effects in those jurisdictions.

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of shares which public offering is authorised by Comisión Nacional de Valores is exempt from this tax.

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

The tax law and its regulations provide several exemptions to this tax. For example, it does not apply to entities recognized as exempt from income tax, to debits and credits relating to salaries, to retirement and pension emoluments credited directly by banking means and withdrawals made in connection with such credits, to credits in checking accounts originated from bank loans, and to transfers of checks by endorsement.

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

Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. Notwithstanding the foregoing, Law No. 14.044 of Buenos Aires Province, issued on September 23, 2009 and published in the Official Gazette on October 16, 2009, imposes an estate and gift tax on a legatee or donee domiciled in Buenos Aires Province or over rights and goods located in this jurisdiction. This tax will be applicable starting on January 1, 2010 and has not been regulated by any fiscal authority yet.

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

Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial market prices and interest rates. We are exposed to market risk in the areas of interest rates and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory or credit risks are not included in the following assessment of our market risks.

Interest Rate Risk

Our exposure to market risk associated with changes in interest rate risk is limited to the exposure related to our current investments and floating rate debt.

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any institution. Our investment portfolio primarily consists of money market, mutual funds and short term deposits. As of June 30, 2009 we had cash and cash equivalents of Ps.186.2 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio, its value tends to drop by Ps.0.2 millions per 100 BPS of increase in interest rate levels.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term, medium-term and long-term debt used to maintain liquidity and funding for our business operations.

Our medium and long term debts are the following:

•	Convertible Note;

•	Series I and Series II notes.

As of June 30, 2009 the fair market value in pesos equivalent of Convertible Note was Ps.812.7 million. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end. Because of convertion condition is deep in the money Convertible Note fair value is almost not sensitive to interest rate movements.

On May 11, 2007, Alto Palermo issued two new series of notes in an aggregate principal amount of US$170 million. Series I consists of US$120 million of notes due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year, commencing on November 11, 2007. The Series I notes mature in a single installment on May 11, 2017. As of June 30, 2009 the fair market value in pesos equivalent of Series I was Ps.308.0 million (includes accrued interest).

As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 4.6% in Series I fair market value.

Also, rise of 1% in the Pesos / dollars exchange rate would imply a Ps.4.6 million change in the Peso equivalent of our debt face value and increases our interest expenses in Ps.0.4 million annually.

Series II consists of Ps.154 million (equivalent to US$50 million) of notes which mature in seven, equal and consecutive semi-annual installments commencing on June 11, 2009, and which accrue interest at 11% per annum, payable on June 11 and December 11 of each year commencing on December 11, 2007. As of June 30, 2009 the fair market value of Series II was Ps.94.0million (includes accrued interest).

As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate levels would imply a decrease of 1.00% in Series II fair market value.

Our current debt expenses are not sensitive to changes in the general level of interest rates because they are determinated by fixed interest rates.

For our debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates.

	As of June 30, 2009 Expected contractual maturity date (U.S.$. Equivalent in million) (5)
Significant liabilities	FY2010	FY2011	FY2012	FY2013	FY2014	Thereafter	Total	Fair Value (6)
Fixed rate Debt (US$)
Principal Payment and accrued interest(1)	2,1				47,2		49,3	214.0
Average Interest Rate	10%	10%	10%	10%	10%
Fixed rate Debt (US$)
Principal Payment and accrued interest(2) (7)	1,3					120,0	121,3	81.1
Average Interest Rate	7,875%	7,875%	7,875%	7,875%		7,875%
Fixed rate Debt (Pesos)
Principal Payment and accrued interest(3) (7)	11,8	11,6	11,6				35,0	24.8
Average Interest Rate	11%	11%	11%	11%
Fixed Rate Debt (Pesos)
Principal Payment(4)	5,7						5,7
Average Interest Rate	19,8%
Floating Rate Debt (Pesos)
Principal Payment(4)	36,7						36,7
Average Interest Rate	20,0%

(1)	It corresponds to Convertible Note.
(2)	It corresponds to the series I Note due 2017.
(3)	It corresponds to the series II Note due 2012.
(4)	It corresponds to short term bank loans.
(5)	Peso-denominated loans were converted to U.S. Dollar at an exchange rate of Ps.3.797 per U.S. Dollar.
(6)	It includes accrued interest.
(7)	Repurchased notes have not been deducted.

As a matter of policy, from time to time, we use derivative instruments to minimize our financing costs. However, there can be no assurance that such risks can be managed in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for trading or speculative purposes.

As of June 30, 2009 we had a long position in Fx non delivery forward of US$9 million with an average price of Ps.4.1106 per US$and an average tenor of 187 days.

We are also exposed to changes in interest rates as a result of Tarshop´s retained interests in securitized credit card receivables which fair value depends, among others factors, on the TDFs interest rate. Under securitization programs, TDFs pay the variable interest rate published by Central Bank, known as “BADLAR” plus a fixed spread. The spread level is set according to general market conditions at the time of issuance.

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

Our strategies may prove ineffective to address the effect of foreign currency exchange movements on our financial condition. We have experienced net losses in the past, and we could experience such losses in the future to the extent that foreign exchange rates shift in excess of the risk covered by derivative financial instruments. In entering into foreign currency contracts, we bear the credit risk of counterparties being unable to meet the terms of their contracts; and we may be unable to recover damages from any such defaulting counterparty through legal enforcement actions due to laws affording bankruptcy or protection to insolvent obligors, foreign laws limiting cross-border enforcement actions or otherwise.

Due to the fact that our income stream is basically in pesos our exposure to foreign exchange risk is derived from our liabilities. As of June 30, 2009, a portion equivalent to 69.46% of our financial indebtedness was denominated in US Dollars.

On the basis of our balance sheet as of June 30, 2009, we estimate that any variation in the exchange rate above or below Ps0.10 against the US Dollar might bring about a variation in the region of Ps.17 million in our consolidated financial indebtedness.

ITEM 12.	Description of Securities Other than Equity Securities

This item is not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

ITEM 15.	Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the

effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2009. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2009.

B. Management’s Annual Report on Internal Control Over Financial Reporting

The management of Alto Palermo is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2009, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina -member firm of PricewaterhouseCoopers-, has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

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

On November 7, 2007, our board of directors officially appointed Leonardo Fernández, Abraham Perelman and Enrique Antonini, all of them whom are independent members, as members of the audit committee in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b) (1). Although all of them have significant corporate experience, as of the date of this annual report, the Board of Directors has not named a financial expert in accordance with the relevant SEC rules. Argentine law does not require companies to identify or designate a financial expert. As such, the Board of Directors has not designated a financial expert on the audit committee. We believe the designation of a financial expert is not necessary because all members of the audit committee have had significant corporate experience, with exposure to various financial and accounting matters.

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

C. Principal Accountant Fees and Services.

Audit Fees

During fiscal years ended June 30, 2009 and 2008, we were billed for a total amount of Ps.2.6 million and Ps.1.9 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During fiscal years ended June 30, 2009 and 2008, we were billed for a total amount of Ps.0.4 million and Ps.0.01 million, respectively, for professional services rendered by our principal accountants related to the performance of the audit or review of our financial statements, not included in the Audit Fees category, such as internal control reviews.

Tax Fees

During both fiscal years ended June 30, 2009 and 2008, we were billed for a total amount of Ps.0.03 million and Ps.0.07 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal year ended June 30, 2009, we were billed for a total amount of Ps.0.01 million for other professional services rendered by our principal accountants.

D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2006, 2007 and 2008.

F. Change in Registrant’s Certifying Account.

This section is not applicable.

G. Corporate Governance.

Compliance with NASDAQ Listing Standards on Corporate Governance

Significant differences between our corporate governance practices and U.S. companies’ practices under NASDAQ Rules:

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Business Companies Law, Decree N°677/01 and the Standards of the Comisión Nacional de Valores, as well as by our bylaws. We have securities that are registered with the Securities and Exchange Commission (the “SEC”) and are listed on the NASDAQ Stock Market (the “NASDAQ”), and is therefore subject to corporate governance requirements applicable to NASDAQ-listed non-US companies (a “NASDAQ-listed” company).

Pursuant to NASDAQ Rule 5615(a)(3), NASDAQ-listed non-U.S. companies that are categorized as “Foreign Private Issuers” may follow home country corporate governance practices in lieu of certain of the corporate governance requirements provided in Nasdaq Rules, provided that the foreign private issuer complies with certain mandatory sections of NASDAQ Rules, discloses each requirement that it does not follow and describes the home country practice followed in lieu of such requirement. The requirements of the NASDAQ Rules and the Argentine corporate governance practices that we follow in lieu thereof are described below:

NASDAQ Standards for U.S. companies	Alto Palermo’s Corporate Practices
Rule 5250(d) - Distribution of Annual and Interim Reports.

In lieu of the requirements of Rule 5250(d), we follow Argentine law, which requires that companies make public an annual report in Spanish, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires within 42 calendar days of the end of each fiscal quarter. The Bolsa de Comercio de Buenos Aires publishes the annual reports and interim reports in the BCBA bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the Securities and Exchange Commission (the “SEC”). We also post the English language translation of our annual reports and quarterly press releases on its website. Furthermore, under the terms of the Deposit Agreement, dated November 10, 2000, among us, The Bank of New York, as depositary, and owners of ADS issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of their annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

Rule 5605(b)(1) - Majority of Independent Directors.	In lieu of the requirements of Rule 4605(b)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as us must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

Rule 5605(b)(2) - Executive Sessions of the Board of Directors.	In lieu of the requirements of Rule 5605(b)(2),we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the Board of Directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics) which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its by-laws.

Rule 5605(d)(B) - Compensation of Officers.	In lieu of the requirements of Rule 5605(d)(B), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for our directors or managers.

Rule 5605(e) - Nomination of Directors.	In lieu of the requirements of Rule 5605(e), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

NASDAQ Standards for U.S. companies	Alto Palermo’s Corporate Practices

Rule 5605(c)(1) - Audit Committee Charter.

In lieu of the requirements of Rule 5605(c)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof.

Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee’s charter.

Rule 5605(c)(2) - Audit Committee Composition.	Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, hawse have a three member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, Although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named designated a financial expert in accordance with the relevant SEC ruleson the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience.In addition, hawse have a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

Rule 5620(c) - Quorum.	In lieu of the requirements of Rule 4350(f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote.

Rule 5620(b) - Solicitation of Proxies.	In lieu of the requirements of Rule 5620(b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the Comisión fiscalizadora, manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 5630(s) - Conflicts of Interest	In lieu of the requirements of Rule 5630(a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps.300,000). Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

PART III

ITEM 17.	Financial Statements

Our Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-98.

ITEM 19.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

2.1*	Form of Deposit Agreement among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP

2.4*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps.85,000,000 of the Company’s 14.875% Notes due 2005.

2.5****	Indenture dated May 11, 2007, between the Company as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

4.1**	Agreement for the exchange of Corporate Service between the Company, IRSA and Cresud dated June 30, 2004.

4.2****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between the Company, IRSA and Cresud dated August 23, 2007

4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

4.4	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

8.1	List of Subsidiaries

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982)
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File No. 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 30, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALTO PALERMO S.A. (APSA)

/s/ ALEJANDRO G. ELSZTAIN
Alejandro G. Elsztain
Chief Executive Officer

Date: December 30, 2009

Alto Palermo S.A. (APSA)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Alto Palermo S.A. (APSA)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries at June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits for the years ended June 30, 2009 and 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
Norberto Fabián Montero

Buenos Aires, Argentina

December 30, 2009

Alto Palermo S.A. (APSA)

Consolidated Balance Sheets

as of June 30, 2009 and 2008

(In thousands of Argentine Pesos, except as otherwise indicated)

	2009		2008
ASSETS
Current Assets
Cash and banks (Notes 4.a and 20.f)	Ps.	21,524	Ps.	71,734
Other investments, net (Notes 4.b and 20.f)		186,169		289,542
Accounts receivable, net (Note 4.c and 20.f)		232,376		175,847
Other receivables and prepaid expenses, net (Notes 4.d and 20.f)		73,572		53,459
Inventory, net (Notes 4.e and 20.e)		715		652

Total current assets		514,356		591,234

Non-Current Assets
Accounts receivable, net (Note 4.c and 20.f)	Ps.	5,253	Ps.	10,128
Other receivables and prepaid expenses, net (Note 4.d and 20.f)		152,894		57,706
Inventory, net (Note 4.e and 20.e)		11,031		3,387
Fixed assets, net (Note 20.a)		1,581,723		1,312,544
Other investments, net (Note 4.b and 20.f)		176,860		267,924
Intangible assets, net (Note 20.b)		15,514		1,166

Subtotal		1,943,275		1,652,855

Negative goodwill, net (Note 20.c)		(6,116)		(11,995)

Total non-current assets		1,937,159		1,640,860

Total Assets	Ps.	2,451,515	Ps.	2,232,094

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f and 20.f)	Ps.	213,715	Ps.	227,341
Short-term debt (Notes 4.g and 20.f)		235,824		105,993
Salaries and social security payable (Note 4.h)		23,857		24,018
Taxes payable (Note 4.i)		125,546		60,979
Customer advances (Notes 4.j and 20.f)		76,721		68,306
Other liabilities (Note 4.k and 20.f)		3,718		20,536

Total debts		679,381		507,173

Provisions (Notes 4.l and 20.d)		1,004		656

Total current liabilities	Ps.	680,385	Ps.	507,829

Non-Current Liabilities
Trade accounts payable (Note 4.f)	Ps.	19,681	Ps.	3,241
Long-term debt (Notes 4.g and 20.f)		692,134		662,302
Taxes payable (Note 4.i)		56,952		30,234
Customer advances (Note 4.j)		93,528		84,092
Other liabilities (Note 4.k)		14,926		10,427

Total debts		877,221		790,296

Provisions (Notes 4.l and 20.d)		5,492		7,813

Total non-current liabilities		882,713		798,109

Total Liabilities		1,563,098		1,305,938

Minority interest		122,559		78,000

SHAREHOLDERS’ EQUITY		765,858		848,156

Total Liabilities and Shareholders’ Equity	Ps.	2,451,515	Ps.	2,232,094

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Operations

for the years ended June 30, 2009, 2008 and 2007

(In thousands of Argentine Pesos, except as otherwise indicated)

	2009		2008		2007
Revenues	Ps.	642,565	Ps.	640,154	Ps.	483,231
Costs (Note 20.e)		(238,517)		(205,987)		(151,766)

Gross profit		404,048		434,167		331,465

Selling expenses (Note 20.g)		(206,958)		(219,833)		(139,452)
Administrative expenses (Note 20.g)		(60,851)		(51,050)		(41,274)
Net (loss) income from retained interest in securitized receivables (Note 11)		(46,012)		(1,261)		3,255
Gain from recognition of inventories at net realizable value		—		185		545

Operating income		90,227		162,208		154,539

Loss on equity investees		—		(14)		(679)
Amortization of goodwill, net (Note 20.c)		(1,531)		(2,202)		(4,366)
Financial results, net (Note 7)		(108,879)		(13,388)		(19,466)
Other income (expenses), net (Note 8)		3,275		8,775		(3,348)

(Loss) income before taxes and minority interest		(16,908)		155,379		126,680

Income tax expense (Note 14)		(16,782)		(76,514)		(56,252)
Minority interest		11,630		1,105		(6,371)

Net (loss) income	Ps.	(22,060)	Ps.	79,970	Ps.	64,057

Earnings per share (Note 13):
Basic net (loss) income per common share	Ps.	(0.03)	Ps.	0.10	Ps.	0.08
Diluted net income per common share	Ps.	(0.03)	Ps.	0.04	Ps.	0.03

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2009, 2008 and 2007

(In thousands of Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions								Appraisal revaluation (Note 3.e)		Reserve for new developments (Note 5.d)		Voluntary reserve for general purposes (Note 5.d)		Legal reserve (Note 5.c)		Retained earnings		Shareholders’ Equity
	Common stock (Note 5.a)		Inflation adjustment of common stock (Note 5.b)		Additional paid-in-capital		Total
Balances as of June 30, 2006	Ps.	78,196	Ps.	84,621	Ps.	522,805	Ps.	685,622	Ps.	3,953	Ps.	—	Ps.	—	Ps.	10,654	Ps.	106,611	Ps.	806,840

Conversion of debt into common stock		10		—		—		10		—		—		—		—		—		10

Increase in legal reserve		—		—		—		—		—		—		—		2,235		(2,235)		—

Cash dividends		—		—		—		—		—		—		—		—		(47,000)		(47,000)
Appropriation of retained earnings to reserve for new developments		—		—		—		—		—		57,376		—		—		(57,376)		—

Net income for the year		—		—		—		—		—		—		—		—		64,057		64,057

Balances as of June 30, 2007	Ps.	78,206	Ps.	84,621	Ps.	522,805	Ps.	685,632	Ps.	3,953	Ps.	57,376	Ps.	—	Ps.	12,889	Ps.	64,057	Ps.	823,907

Increase in legal reserve		—		—		—		—		—		—		—		3,203		(3,203)		—

Cash dividends		—		—		—		—		—		—		—		—		(55,721)		(55,721)
Appropriation of retained earnings to reserve for new developments		—		—		—		—		—		5,133		—		—		(5,133)		—

Net income for the year		—		—		—		—		—		—		—		—		79,970		79,970

Balances as of June 30, 2008	Ps.	78,206	Ps.	84,621	Ps.	522,805	Ps.	685,632	Ps.	3,953	Ps.	62,509	Ps.	—	Ps.	16,092	Ps.	79,970	Ps.	848,156

Increase in legal reserve		—		—		—		—		—		—		—		3,998		(3,998)		—

Cash dividends		—		—		—		—		—		—		—		—		(60,238)		(60,238)
Appropriation of retained earnings to voluntary reserve for general purposes		—		—		—		—		—		—		15,734		—		(15,734)		—

Net loss for the year		—		—		—		—		—		—		—		—		(22,060)		(22,060)

Balances as of June 30, 2009	Ps.	78,206	Ps.	84,621	Ps.	522,805	Ps.	685,632	Ps.	3,953	Ps.	62,509	Ps.	15,734	Ps.	20,090	Ps.	(22,060)	Ps.	765,858

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2009, 2008 and 2007

(In thousands of Argentine Pesos, except as otherwise indicated)

	2009		2008		2007
Cash flows from operating activities:
Net (loss) income for the year	Ps.	(22,060)	Ps.	79,970	Ps.	64,057
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Financial results		102,373		(3,494)		(4,217)
Depreciation and amortization		94,725		79,185		74,608
Reversal of impairment losses		—		(39)		(2,273)
Provision for tax on personal assets of shareholders		418		—		—
Holding loss of non current assets		—		—		1,533
Charge (Recovery) of provision for contingencies		405		(3,485)		3,341
Allowance for doubtful accounts		84,241		61,604		24,007
Loss on fire damages (net of insurance recoveries)		—		(2,647)		(1,773)
Recovery of other receivable doubtful accounts		—		(2,044)		—
Unreimbursed expenses		—		42		298
Loss on fixed asset retired		2,237		1,140		—
Loss from hedge operations		243		—		—
Loss on equity investees		—		14		679
Other provisions		(1,382)		14,261		13,956
Gain from barter transaction		(2,867)		—		—
Gain on repurchase of Series II non convertible notes		(13,202)		—		—
Allowance for impairment of investments		89		12,000		—
Gain from recognition of inventories at net realizable value		—		(185)		(545)
Net loss (income) in credit card trust		46,706		(712)		9,597
Minority interest		(11,630)		(1,105)		6,371
Income tax expense		16,782		76,514		56,253
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable		(94,297)		(94,058)		(69,770)
Increase in other receivables and prepaid expenses		(111,641)		(44,382)		(49,378)
Decrease (increase) in inventory		465		5		(189)
Increase in intangible assets		(14,089)		—		—
(Decrease) increase in trade accounts payable		(38,176)		46,083		73,600
Increase in customer advances		7,102		27,654		17,268
Increase (decrease) in taxes payable		62,150		(57,904)		(40,166)
(Decrease) increase in salaries and social security payable		(569)		4,420		8,430
Decrease in provision for contingencies		(1,970)		(1,222)		(181)
Decrease in other liabilities		(11,180)		(10,376)		(10,253)
(Decrease) increase in accrued interest		(23,415)		(13,132)		4,459

Net cash provided by operating activities		71,458		168,107		179,712

Cash flows from investing activities:
Acquisition of fixed assets and undeveloped parcels of land		(200,996)		(244,703)		(96,335)
Advances for acquisitions		(46,388)		(26,337)		(1,108)
Guarantee deposit		(6,581)		—		9,111
Insurance recoveries from fire damage in Alto Avellaneda		—		4,678		593
Loans granted to third parties		(3,711)		(1,085)		—
Payment for acquisition of Empalme / PAMSA transaction, net of cash acquired		—		—		(44,429)
(Increase) Decrease in investments		(40,986)		354,331		(490,123)

Net cash (used in) provided by investing activities		(298,662)		86,884		(622,291)

Cash flows from financing activities:
Proceeds from short-term and long-term debt		158,202		71,075		176,708
Payments of short-term bank loans		—		(40,006)		(152,143)
Cash proceeds from the issuance of Notes, net of expenses		—		—		519,471
Payment of short-term and long-term debt		(61,672)		(18,672)		(37,105)
Payment of loans granted by related parties		—		(6,441)		(918)
Cash from minority shareholders’ capital contributions to subsidiaries		48,039		21,868		—
Dividends paid by subsidiaries to minority shareholders		—		(1,366)		(584)
Payment of non convertible notes		(19,883)		—		—
Payment of loans for purchase of undeveloped parcels of land		(15,464)		—		—
Payment of seller financing of Empalme		(6,830)		(12,508)		(10,131)
Payment of seller financing of Shopping Neuquen S.A.		—		—		(9,251)
Payment of seller financing of Mendoza Plaza Shopping S.A.		(9,090)		—		(5,484)
Payment of cash dividends		(60,238)		(55,721)		(47,000)
Cash paid for repurchase of Series II Notes		(12,764)		(4,721)		—

Net cash provided by (used in) financing activities		20,300		(46,492)		433,563

(Decrease) increase in cash and cash equivalents		(206,904)		208,499		(9,016)
Cash and cash equivalents as of the beginning of the year		255,888		47,389		56,405

Cash and cash equivalents as of the end of the year	Ps.	48,984	Ps.	255,888	Ps.	47,389

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2009, 2008 and 2007 (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

	2009		2008		2007
Supplemental cash flow information
Cash paid during the year for:
Interest	Ps.	66,101	Ps.	82,209	Ps.	33,407
Income tax		42,595		45,075		11,798

Non-cash investing and financing activities:
Liquidation of interest in credit card receivables		30,849		56,573		8,873
Conversion of Convertible Notes into common shares		—		—		10
Acquisition of minority interest of Tarshop		7,410		—		—
Increase in intangible assets through a decrease in non-current investments		1,137		—		—
(Decrease) Increase in fixed assets through an (increase) decrease in other investments		—		(49,872)		59,912
Increase in inventory through a decrease in non-current investments		5,584		705		—
Increase in financial bank loans trough a decrease in provisions		—		—		2,614
Increase in issuance expenses of Notes through an increase in trade accounts payable		—		—		1,691
Increase in non-current investments through an increase in financial loans		—		23,212		—
Increase in fixed assets through an increase in trade accounts payable		40,990		1,069		—
Increase in accounts receivable through an increase in customer advances		10,749		3,111		—
Financial cost charged to fixed assets		78,891		10,436		7,064
Acquisition of minority interest through an increase in seller financing		—		9,090		28,521

	2009		2008		2007
Acquisition of subsidiaries / minority interest (Note 2.h.):
Cash and cash equivalents acquired		—		—		29,416
Fair value of non-cash assets acquired		—		2,750		165,462
Fair value of other assets acquired		—		—		—
Fair value of liabilities assumed		—		(1,113)		(46,446)

Net assets acquired	Ps.	—	Ps.	1,637	Ps.	148,432
Minority interest		—		13,767		(36,029)

Purchase price	Ps.	—	Ps.	15,404	Ps.	112,403
Positive (negative) goodwill		—		(6,314)		(10,036)
Seller financing		—		(9,090)		(28,521)
Capital contributions		—		—		—

Purchase price paid		—		—		73,846
Cash and cash equivalents acquired		—		—		(29,417)

Net cash paid for the acquisition	Ps.	—	Ps.	—	Ps.	44,429

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements

(In thousands of Argentine Pesos, except as otherwise indicated)

1. Organization and description of business

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)), an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) are primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2009, the Company’s direct and indirect principal shareholders are IRSA (63.3%) and Parque Arauco (29.6%). The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

Since recommencing operations, the Company has continued to grow through a series of acquisitions and developments. As of June 30, 2009, the Company owns a majority interest in, and operates, a portfolio of eleven shopping centers in Argentina, of which six are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires), one is located in Greater Buenos Aires (Alto Avellaneda) and the other four are located in the cities of Rosario (Alto Rosario), Mendoza (Mendoza Plaza Shopping), Salta (Alto Noa) and Córdoba (Córdoba - Villa Cabrera). (See Note 2.h for details). The Company also constructs residential apartment buildings for sale.

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

(In thousands of Argentine Pesos, except as otherwise indicated)

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

A description of the subsidiaries with their respective percentage of direct capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (a)
	2009	2008
Emprendimiento Recoleta S.A. (ERSA)	54%	54%
Tarshop S.A. (Tarshop) (i)	93%	80%
Shopping Neuquén S.A.	98%	98%
Shopping Alto Palermo S.A. (SAPSA) (ii)	100%	100%
Fibesa S.A. (Fibesa)	100%	100%
Mendoza Plaza Shopping S.A. (iii)	—	100%
Empalme S.A.I.C.F.A. y G. (Empalme) (iii)	—	100%
Panamerican Mall S.A. (PAMSA)	80%	80%
Comercializadora Los Altos S.A. (iv)	100%	100%

(a)	Percentage of equity interest owned has been rounded. Indirect ownership subsidiaries are excluded.
(i)	See Note 17 for details.
(ii)	As a subsequent event, as from July 1, 2009, SAPSA has merged into APSA.
(iii)	As of June 30, 2008, corresponded to the 95% of the direct interest of APSA and 5% of the indirect interest through SAPSA. As from January 1, 2009, such companies merged into SAPSA. See note 2.h. for details.
(iv)	Corresponded to the 90% of the direct interest of APSA and 10% of the indirect interest through SAPSA. See note 2.h. for details. As a subsequent event, as from July 1, 2009, Comercializadora Los Altos S.A. has merged into Fibesa.

c. Proportionate consolidation

The Company exercises indirectly joint control over Metroshop S.A. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, the Company accounted for this investment under the proportionate consolidation method. Accordingly, these Consolidated Financial Statements reflect the Company’s pro rata equity interest in this investment on a line-by-line basis.

d. Presentation of Financial Statements in constant Argentine pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the Consolidated Financial Statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical Consolidated Financial Statements. The Consolidated Financial Statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of Financial Statements (continued)

d. Presentation of Financial Statements in constant Argentine pesos (continued)

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

e. Reclassifications

Certain reclassifications of priors years information have been made to conform to the current year presentation. The reclassifications had no impact on previously reported net income, net income per share, shareholders’ equity or cash flows.

The management of the subsidiary Tarshop has reassessed the method for allocating its expenses between “Costs”, “Administrative expenses” and “Selling expenses”. This change was made taking into account the expansion of the company’s commercial force driven by its commercial strategy, which has led to an increase in the loan portfolio and in the number of branches. Consequently, as a result of a study mainly based on the distribution of the number of employees assigned to each task, expenses have been allocated on the basis of that structure, which according to management projections and representations will be maintained in the future. Below is a detail of the captions affected at year end:

	As of June 30, 2008		As of June 30, 2007
	As adjusted	As originally issued	As adjusted	As originally issued
Costs	(205,987)	(231,425)	(151,766)	(168,306)
Gross profit	434,167	408,729	331,465	314,925
Selling expenses	(219,833)	(136,522)	(139,452)	(84,312)
Administrative expenses	(51,050)	(108,923)	(41,274)	(79,873)

f. Functional currency and reporting currency

The Company’s functional and reporting currency is the Argentine Peso. Solely for the convenience of the reader certain amounts are alternatively expressed in Argentine Pesos or U.S. Dollars in the notes to these Consolidated Financial Statements. Translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of Financial Statements (continued)

g. Use of estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of these Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting year. Significant estimates include those required in the accounting for the allowance for doubtful accounts, the allowances for net deferred tax assets, the depreciation, amortization and impairment of long-lived assets, the current value of the assets and liabilities acquired in business combinations, the provision for contingencies and income taxes. Actual results could differ from those estimates and evaluations made at the date of preparation of these Consolidated Financial Statements.

h. Significant acquisitions, disposals and development of businesses

New commercial development

PAMSA, a company organized in November 2006 between APSA and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, is currently developing a new commercial development comprising a shopping center, a hypermarket and an office building in the Saavedra neighborhood in Buenos Aires City. In May 2009, “Dot Baires” and the hypermarket opened while multiplex cinema opened in early July. The office building is still under construction. Construction is being carried out by Constructora San José Argentina S.A., a company related to CCP. The percentage of completion of the work stood at 87% by the year-end.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 square meters, out of which 49,731 are square meters of gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles. It is the shopping mall with the largest amount of square meters in Buenos Aires City.

As of June 30, 2009, our interest in Panamerican Mall S.A. stands at 80%.

Total income from leases for the fiscal year ended June 30, 2009, amounted to Ps.8,510. As of June 30, 2009, the occupation rate was 99.9%. Total contributions to this project made by the shareholders amounted to Ps.532.4 million as of the date of these Consolidated Financial Statements.

Córdoba Shopping

On December 27, 2006, the Company acquired 100% interest in the Córdoba Shopping Villa Cabrera located in Córdoba, Argentina, owned by Empalme. The property, which is located in the Villa Cabrera neighborhood of the City of Córdoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500-vehicle parking lot.

The interest was acquired for US$13.3 million. The Company paid US$5.3 million in cash and financed the remaining portion of the purchase price in four equal installments of US$2 million each due every six months as from December 2007. This financing accrued interest at a fixed rate of 6% per annum. The unpaid balance was collateralized by a pledge on the shares of Empalme in favor of the sellers. Governmental approval was obtained in December 2006. In December 2008, the fourth and last installment was paid and the pledge was released.

The Company’s purchase of Empalme has been accounted for following the guidance in Technical Resolution No. 18 “Specific considerations for the preparation of financial statements” (“RT No. 18”), as explained in Note 3.h.

Sale of E-Commerce Latina S.A. shares and purchase of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) shares

As of June 30, 2007, the Company had a 100% ownership interest in E-commerce Latina S.A.. E-commerce Latina S.A. conducted operations through its subsidiary Altocity.com which offered products over the internet through March 2007

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of Financial Statements (continued)

h. Significant acquisitions, disposals and development of businesses (continued)

when the website was deactivated. E-commerce Latina S.A. started new operations in April 2007. For that reason, E-commerce Latina S.A. effected the change of its subsidiary’s name from Altocity.com to Comercializadora Los Altos S.A.

In November 2007, E-commerce Latina S.A.’s interest in Comercializadora Los Altos S.A. was transferred directly to the Company for aggregate consideration of Ps.3.7 million having a de minimis effect in the Consolidated Financial Statements of the Company. Concurrently the Company sold its interest in E-commerce Latina S.A. (after the reorganization of Comercializadora Los Altos S.A.) to IRSA and Patagonian Investment S.A., the Company’s controlling shareholder and one of IRSA’s subsidiaries, respectively, for aggregate consideration of Ps.3.5 million. Comercializadora Los Altos S.A. operates as lease agent for the Company.

As a subsequent event, as from July 1, 2009, Comercializadora Los Altos S.A. merged into Fibesa.

Acquisition of Patio Olmos

In November 2006, the Company acquired from the Provincial Government of Córdoba a property known as “Edificio Ex Escuela Gobernador Vicente de Olmos” (“Olmos”) located in Córdoba, Argentina for an aggregate purchase price of Ps.32.5 million, of which the Company made a down payment of Ps.9.7 million as of that date. The property, which is located in the City of Córdoba, is a 5,147 square meter four-story building. The property is leased to an unrelated party who exploits the building as a shopping center. The Company did not acquire any rights to the shopping center business. The transaction was pending certain approvals which were obtained in September 2007 when the deed was signed and remaining balance paid.

As part of the agreement, two spaces of the building aggregating 931 square meters had been reserved for public use from governmental authorities until 2032. Thus, the Company was unable to exploit the space through that date. However, in November 2007, the Government enacted a law declaring the spaces as for public use and subject to expropriation procedures for the spaces subject to payment of Ps.0.5 million. The Company challenged the valuation before the corresponding authorities. As of the date of these Consolidated Financial Statements, expropriation has not taken place and final payment has not been negotiated.

Shopping Neuquén project

The Company’s subsidiary, Shopping Neuquén S.A.’s sole asset is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where the Company intends to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén (“Municipality”) and with the Province of Neuquén (“Province”) (“the Agreement”) by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center would be built. The Agreement was subject to two conditions, both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality, and (ii) the approval by the Municipality of the new project and extension of the environmental impact study.

The Agreement effectively closed the administrative case brought against Shopping Neuquén S.A. by the Municipality. The only item pending is the determination of legal counsel fees to be borne by Shopping Neuquén S.A. These fees were provided for and included under provisions (See Note 4.l.).

According to the terms of the Agreement, Shopping Neuquén S.A.. submitted the corresponding project plans within the required timeframe of 150 days as from approval due February 17, 2008. The plans were observed by the Municipality. Shopping Neuquén S.A. requested an extension to the term to submit a revised plan.

        On June 12, 2009, Shopping Neuquén S.A. and the Municipality agreed on a revised project to consider certain road access plans and to modify general terms as necessary (the “New Agreement”). The revised plan had to be submitted within 90 days from the signing date of the New Agreement. As a subsequent event, on October 19, 2009, such presentation was

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of Financial Statements (continued)

h. Significant acquisitions, disposals and development of businesses (continued)

completed. Upon submission, the Municipality will have 30 days for comment. Works will have to commence within 90 days as from the registration date of the new plan. The construction of the shopping center and the hypermarket will have to be completed within 22 months as from commencement of the works. The Municipality has the right to revoke the New Agreement and initiate actions in case of breach of contract by Shopping Neuquén S.A.

On June 18, 2009, Shopping Neuquén S.A. sold to an unrelated third party a 4,332 square meter plot of land located in the vicinity of the land where the shopping center will be constructed. The sale price amounted to US$0.1 million.

Acquisition of minority interest in Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., the Company signed an agreement with Inversiones Falabella Argentina S.A. (“Falabella”), the remaining minority shareholder of Mendoza Plaza Shopping S.A., pursuant to which, among other things, Falabella had the irrevocable right to sell to the Company (put option) its ownership interest in Mendoza Plaza Shopping S.A. for a total consideration of US$3.0 million.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sold to APSA 2,062,883 nonendorsable, registered share of common stock, Class A, with face value of Ps.1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps.1 each and with 1 voting rights per share, thus acquiring 5% of the share on behalf of SAPSA.

Total shares acquired represent 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$3.0 million established in the respective option agreement (equivalent to Ps.9.1 million). Such price was fully paid in by APSA on July 2, 2008, when the respective deed to close between both companies was executed.

The shares acquired on behalf of SAPSA were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$1.0 million was returned to APSA on October 2, 2008.

Exercise of option

In August 2007, the Company exercised the option to purchase a 75% interest in a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires. The Company paid US$0.6 million for the option, which is accounted for under other non-current investments. The purchase was subject to certain approvals by the regulatory authorities which have not been obtained as of the date of these Consolidated Financial Statements.

According to the transaction as agreed in August 2007, once the approvals were obtained, the Company would have to make a total investment of US$24.4 million.

The Company and the seller had certain disagreements as to whether the conditions were fulfilled and accordingly exchanged formal letters with the respective positions.

As a subsequent event, the parties have agreed certain modifications to the original agreement, so the previous agreements were terminated and the closing of this operation was carried out as follows:

On November 27, 2009 the Company has acquired 7,916,488 non endorsable, registered common shares, with a face value of Ps.1 each and with 1 voting right per share, representing 80% of the capital stock of Arcos del Gourmet S.A (herein after “Arcos”).

As of the date of issuance of these Financial Statements, Arcos is the holder of a concession granted by ONABE (the Federal Organism of Properties’ Management, currently the Rail Infrastructure Administration - ADIF -) by which the Company has the rights to exploit a site with a surface of approximately 5,813 square meters and the related parking lot with a surface of approximately 28,881 square meters.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of Financial Statements (continued)

h. Significant acquisitions, disposals and development of businesses (continued)

The agreed price for the shares acquired by APSA is the following: 1) US$4.3 million corresponding to the 40% of the shares of Arcos; 2) for the remaining 40% of the shares the price was settled in: 2.a) a fixed amount of US$0.8 million with plus 2.b) 20% of the investment necessary to develop the project as it is explained as follows.

The price indicated in 1) above, was accorded to be paid as follows: the sum of US$0.3 million was already paid; the sum of US$2.0 million was paid at the time of the signature of the share purchase agreement and the remaining balance will be paid in two annual equal installments, which will mature on November 27, 2010 and November 27, 2011, respectively. Regarding the portion of the price indicated in 2.a) above, the sum of US$0.3 million was already paid and the sum of US$0.5 million will be paid when the meeting of shareholders’ approving the increase in Arcos’ capital in US$2.7 million is held. The portion of the price indicated in 2.b) will be paid by APSA at the time of the eventual capital increases necessary to the development of the project, which must be approved by the respective authorities and in accordance with that agreed by the respective parties, through the limit of US$6.9 million. In this latter case, APSA must pay in such way that the sellers can paid-in the 20% of those increases that they will subscribe, then with the amounts paid by APSA.

Barter transaction agreement

On October 11, 2007, the Company entered into a barter agreement with an unrelated party Condominios del Alto S.A. pursuant to which the Company bartered a plot of land located in Rosario, Province of Santa Fe for future 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total fair value of the transaction is US$1.1 million disclosed in the line item “Units under construction” in Note 4.e. Upon signing of the agreement, Condominios del Alto S.A. paid the Company US$15 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of the Company for US$1.1 million; (ii) established a security insurance of which the Company will be assignor of the insured amount of US$1.6 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$0.8 million.

On November 27, 2008, the Company also granted Condominios del Alto S.A. an acquisition option through a barter agreement pursuant to which the Company bartered a plot of land located in Rosario, Province of Santa Fe for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$2.3 million disclosed in the line item “Units under construction” in Note 4.e. As part of the agreement, Condominios del Alto S.A. paid the Company US$34,125 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of the Company for US$2.3 million; (ii) established a security insurance of which the Company will be assignor of the insured amount of US$2.3 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$1.0 million.

Acquisition of Soleil Factory shopping center business

On December 28, 2007, the Company entered into an agreement with INCSA, an unrelated party, for the acquisition of Soleil Factory shopping center business, for an aggregate purchase price of US$20.7 million, of which US$8.1 million were paid and disclosed in the line item “Suppliers advances” in Note 20.a. The transaction is subject to certain suspensive conditions. Upon fulfilment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$12.6 million will accrue fixed interest at 5% per year. This balance will be paid in seven annual and consecutive installments starting on the first anniversary of the signing of the contract. As part of the same agreement, the Company entered into an offer to acquire, construct and operate a shopping center on land property of INCSA located in San Miguel de Tucumán, Province of Tucumán, in the northwest of Argentina. This transaction is also subject to the completion of the “Soleil Factory” transaction among other suspensive conditions. The parties determined the value of this transaction to be US$1.3 million, of which a de minimis amount was paid in January 2008. Such disbursement is disclosed in the line item “Suppliers advances” in Note 20.a.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of Financial Statements (continued)

h. Significant acquisitions, disposals and development of businesses (continued)

Acquisition of plot of land

On June 24, 2008, the Company purchased from Dowler Company S.A., an unrelated party, a plot of land located at Beruti street No. 3351/3359 in the vicinity of the Alto Palermo shopping mall. The purchase price was US$17.8 million of which, as of the date of these Consolidated Financial Statements, US$13.3 million was paid. The unpaid balance will be paid off in one installment of US$4.5 million, which will due on February 2010 and do not accrue interest. The plot of land was mortgaged in favor of Dowler Company S.A.

Purchase of Anchorena building

On August 7, 2008, APSA signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.4 square meters located at Dr. Tomás Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, APSA signed an agreement by which acquired functional unit number three with an area of 988 square meters, located at Dr. Tomás Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of June 30, 2009, the total amount paid for the acquired functional units above mentioned was US$3.3 million.

Barter transaction with Cyrsa S.A.

On July 21, 2008, the Company entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) pursuant to which the Company, subject to certain closing conditions, would surrender to Cyrsa its right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$5.9 million.

Signing of Letter of Intent

On June 30, 2009, the Company signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. The Company intends to construct a shopping center on the site. The purchase price amounts to US$0.5 million. In July 2009, the Company paid US$0.05 million in advance to secure the Company´s right of first offer through November 27, 2009 when the Letter of Intent expires.

i. Compensation plan for executive management

The Company has a defined contribution plan covering its key managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.2.2 million, Ps.1.4 million and Ps.0.7 million for the years ended June 30, 2009, 2008 and 2007, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of Financial Statements (continued)

i. Compensation plan for executive management (continued)

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without good cause, the manager receives the Company’s contributions only if he or she has participated in the Plan for at least 5 years.

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

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2009, 2008 and 2007, the majority of the tenants were charged with the Percentage Rent.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

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

The Company, through its subsidiary Tarshop is engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenue from financing and lending activities are comprised of interest income which is recognized on an accrual basis. See Note 11 for details on securitization activity.

b. Cash and cash equivalents

For purposes of the Consolidated Statement of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of time deposits and mutual funds with original maturities of three months or less at date of purchase.

c. Other investments, net

(i) Current

Current investments include mutual funds, government and mortgage bonds, and time deposits. Mutual funds and government and mortgage bonds are carried at their market value with realized and unrealized gains and losses recorded within “Financial results, net” in the Consolidated Statement of Operations. Time deposits are valued at cost plus accrued interest at year-end.

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of Tarshop (See Note 11 for details).

(ii) Non-current

Non-current investments include the non-current portion of the Company’s retained interests in securitized receivables pursuant to the securitization programs of Tarshop (See Note 11 for details).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

c. Other investments, net (continued)

The Company acquired undeveloped properties as land reserves located in strategic areas for the future development of shopping’s centers, residential apartment complex and others. Undeveloped parcels of land are valued at acquisition cost, restated in accordance with Note 2.d.

The carrying amount does not exceed their respective estimated recoverable value as of year-end.

During the years ended June 30, 2002 and 2006, the Company had recognized impairment losses amounting to Ps.15.9 million and Ps.0.2 million, respectively. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently partially reversed during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item “Financial results, net” in the Consolidated Statement of Operations. The balance of allowance for impairment of undeveloped parcels of land amounts to Ps.0.1 million, Ps.0.1 million and Ps.0.2 million for the years ended June 30, 2009, 2008 and 2007, respectively. See Note 3.q. for details on accounting for impairment losses.

d. Inventory, net

Properties acquired for purposes of its development and subsequent sale are classified as inventory. Inventory is stated at cost adjusted for inflation as described in Note 2.d. less accumulated impairment charges, except in certain circumstances as described further below. The cost of inventory is comprised of all direct contract costs, such as land, materials and construction fees associated with development properties, as well as capitalized financial costs when applicable. No financial costs were capitalized in inventory during the years ended June 30, 2009, 2008 and 2007 since there were no developments during these periods. Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected.

Inventories on which the Company received down payments that fix the sales price and the terms and conditions of the contract provide reasonable assurance the closing of the transaction and realization of the gain are valued at net realizable value. Gains are shown in the line item “Gain from recognition of inventories at net realizable value” of the Consolidated Statement of Operations.

An impairment charge of Ps.0.2 million was recognized in 2006 in connection with Torres de Abasto. As permitted by Argentine GAAP, due to increases in fair market values, this impairment charge was subsequently totally reversed during the years ended June 30, 2007, through June 30, 2009. Impairment charges and subsequent reversals are included in the line item “Financial results, net” in the Consolidated Statement of Operations. The balance of allowance for impairment of inventory amounts to nil, Ps.0.1 million and Ps.0.1 million for the years ended June 30, 2009, 2008 and 2007, respectively. See Note 3.q. for details on accounting for impairment losses.

Units under construction: The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. See Note 2.h. for details. This right has been valued in accordance with the accounting measurement criterion of inventories to receive (the price established in the respective title deeds) and is disclosed in “Inventory”.

e. Fixed assets, net

Properties purchased for rental purposes are classified as fixed assets. Fixed assets are stated at cost, adjusted for inflation as described in Note 2.d., less accumulated depreciation and impairment charges, except for a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps.4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be charged against income once the land is disposed of or its value becomes impaired.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

e. Fixed assets, net (continued)

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life (years)
• Properties:
Shopping centers	Between 16 and 31
Other	Between 16 and 50
• Leasehold improvements	3
• Facilities	10
• Furniture and fixtures	Between 3 and 10
• Vehicles	5
• Computer equipment	3
• Software	3
• Other	10

The Company capitalizes interest and foreign exchange differences on real estate development projects. The Company capitalized interest and exchange differences costs amounting to Ps.78.9 million, Ps.10.4 million and Ps.7.1 million during the years ended June 30, 2009, 2008 and 2007, respectively.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the Consolidated Statement of Operations.

During the years ended June 30, 2002 and 2003, the Company recognized impairment losses amounting to Ps.44.7 million and Ps.5.2 million, respectively. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently totally reversed during the years ended June 30, 2003 through June 30, 2007. Impairment charges and subsequent reversals are included in the line item “Financial results, net” in the Consolidated Statement of Operations. See Note 3.q. for details on accounting for impairment losses.

The value of these assets does not exceed its estimated recoverable value as of year-end.

f. Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2009, 2008 and 2007, amounted to Ps.3.2 million, Ps.1.1 million and Ps.6.3 million, respectively. These costs are being amortized on a straight-line basis over 3 years.

g. Intangible assets, net

Intangible assets are stated at cost, adjusted for inflation as described in Note 2.d., less accumulated amortization.

(i) Trademarks

Represent fees and expenses related to their registration.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

g. Intangible assets, net (continued)

(ii) Pre-operating expenses

Represent primarily expenses incurred relating to pre-opening activities of certain shopping centers. These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

(iii) Above and below market leases an in-place leases

See Note 3.h. for details on accounting for these intangible assets.

(iv) Customer relationships

Represent the net present value of the future economic benefits related to the use of an acquired customer base. This asset is amortized on a straight-line basis over a twelve year period.

h. Business combinations

Acquisitions are accounted for under the purchase method of accounting. Acquisitions are accounted for under the purchase method of accounting. Under the purchase method, the purchase price is allocated to tangible and intangible assets and liabilities based on their respective fair values in accordance with the provisions of Technical Resolution No. 18.

When Company acquires properties, for fair value estimation purposes, the Company also considers information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. In making estimates of fair values, management utilizes a number of various sources. In making estimates of fair values, management utilizes a number of various sources. When Company acquires properties, for fair value estimation purposes, the Company also considers information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. The Company allocates a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally the Company determines the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management’s determination of the relative fair values of the respective in-place lease values. The Company’s estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

i. Negative goodwill, net

Negative goodwill, net represents the net effect of goodwill and negative goodwill arising out of business combinations.

(i) Negative goodwill:

Negative goodwill represents the excess of fair value of net assets acquired over cost. Under Argentine GAAP, when negative goodwill exists, acquired intangible assets are assigned a zero value. Negative goodwill is accounted for as follows: (i) the portion of negative goodwill related to future expected losses is recognized in income in the same periods losses are incurred; (ii) the amount exceeding the interest over the non monetary assets is recognized in income at acquisition date; and (iii) the amount not in excess of the equity interest over the non monetary assets is recognized as negative goodwill and amortized under the straight line method over the weighted average useful lives of the identifiable assets of the acquiree, not exceeding 20 years.

(ii) Goodwill:

Goodwill represents the difference between the purchase price paid and the fair market value of net assets acquired, adjusted for inflation as mentioned in Note 2.d. Goodwill is amortized by the straight-line method over terms ranging from 10 years to 19 years.

The carrying amount does not exceed their respective estimated recoverable value as of year-end.

j. Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into Argentine pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency transaction gains and losses are recorded within “Financial results, net” in the Consolidated Statement of Operations.

k. Income tax expense

The subsidiaries of the Company calculate their income taxes on a separate basis. The Company did not either calculate or pay income taxes on a consolidated basis for any of the years presented. The statutory income tax rate was 35% for all years presented.

The Company records income taxes using the deferred tax method required by Technical Resolution No. 17 (“RT 17”) “Overall Considerations for the Preparation of Financial Statements”. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal years that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is more likely than not to be recoverable.

As discussed in Note 14, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

l. Minimum Presumed Income Tax (MPIT)

The Company and its subsidiaries are subject to the Minimum Presumed Income Tax Law (“Impuesto a la Ganancia Mínima Presunta” or “MPIT”). The MPIT is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

l. Minimum Presumed Income Tax (MPIT) (continued)

the Company is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over MPIT occurring within the subsequent ten years. In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated MPIT charge within “Other receivables and prepaid expenses, net”, as appropriate, in the accompanying Consolidated Balance Sheets.

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

At the date of issuance of these Consolidated Financial Statements, the Company’s management understands that there are no elements to foresee other potential contingencies having a negative impact on these Consolidated Financial Statements.

o. Advertising expenses

The Company recognizes expenses advertising and promotion costs as the contracted services are used. Advertising and promotion expenses net of recovery collective promotion fund were approximately Ps.19.3 million, Ps.32.8 million and Ps.27.8 million for the years ended June 30, 2009, 2008, and 2007, respectively.

p. Deferred debt issuance costs

Deferred debt costs consist of fees and costs incurred to issue the Non-Convertible Notes. These fees and costs are shown as a deduction of the corresponding liability in Note 4.g.. These costs and fees are being amortized over the term of the respective Series I and II Non-Convertible Notes, applying the effective interest method. Deferred debt costs, net of accumulated amortization, totaled Ps.4.4 million for the year ended June 30, 2009 and Ps.5.8 million for both years ended June 30, 2008 and 2007.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

q. Impairment of long-lived assets (continued)

Under Argentine GAAP, the impairment loss is recorded in the Consolidated Statement of Operations against a liability account. This liability account is a contra account to fixed assets or undeveloped parcels of land or inventories, which means that it is presented on the balance sheet as a direct reduction from the book value of these assets to arrive at the carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the value in use or its net realizable value, whichever is greater. In that event, the new carrying amount of the asset should be the lower of its value in use or its net realizable value, whichever is greater, or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings in the period in which they are incurred.

r. Vacation expenses

Vacation expenses are fully accrued in the fiscal year the employee renders services to earn such vacation.

s. Derivative financial instruments

The Company uses derivative financial instruments to manage its exposure to certain risks, including foreign exchange risks. The Company RT No. 18 and carries these derivatives as assets or liabilities at fair market value on the balance sheet. RT No. 18 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. While management believes each of the financial instruments manage various market risks, these instruments are not designated and accounted for as hedges as a result of the extensive record keeping requirements of the provisions. Accordingly, the Company’s derivatives are marked to market on a current basis with gains and losses recognized in earnings. See Note 12 for a description of the derivative financial instruments of the Company.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

w. Other receivables and liabilities (continued)

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions

a. Cash and banks:

	As of June 30,
	2009		2008
Cash in local currency	Ps.	2,677	Ps.	4,507
Cash in foreign currency (Note 20.f)		241		591
Bank accounts in local currency		14,762		36,093
Bank accounts in foreign currency (Note 20.f)		3,840		30,526
Bank interest-bearing account		4		17

	Ps.	21,524	Ps.	71,734

b. Other investments, net:

	As of June 30,
	2009		2008
Current
Time deposits in local currency	Ps.	14,903	Ps.	99,857
Time deposits in foreign currency		—		33,831
Mutual funds (Note 20.f) (iv)		13,981		61,041
Retained interests in securitized receivables (i) (ii)		136,231		57,106
Mortgage bonds issued by Banco Hipotecario S.A. (ii) (Note 6)		633		1,027
TDFs (ii)		16,490		2,243
U.S. Treasury Bonds (ii)		—		24,448
Other government bonds (ii)		14,129		21,412
Allowance for impairment of CPs		(10,198)		(11,423)

	Ps.	186,169	Ps.	289,542

	As of June 30,
	2009		2008
Non-current
Retained interests in securitized receivables (i)	Ps.	22,899	Ps.	111,676
Undeveloped parcels of land
• Beruti plot of land		52,715		52,030
• Caballito plot of land (iii)		36,741		36,696
• Patio Olmos		32,949		32,944
• Torres Rosario		15,577		17,093
• Air Space Coto		13,188		13,143
• Other real estate		2,372		3,128
Share´s purchase advances (Note 20.f)		2,254		1,791
Allowance for impairment of CPs.		(1,891)		(577)
Other investments.		56		—

	Ps.	176,860	Ps.	267,924

(i)	As part of its credit card and personal loans securitization programs, the Company transfers credit card and personal loans receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 11 for details).
(ii)	Not considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.
(iii)	This asset is restricted in relation to certain tax claims.
(iv)	As of June 30, 2009 and 2008 includes Ps.1,424 and Ps.10,575, respectively, not considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

c. Accounts receivable, net:

	As of June 30,
	2009		2008
Current
Consumer financing receivables (Tarshop)	Ps.	141,570	Ps.	116,971
Checks to be deposited		62,230		52,095
Leases and services receivable		57,543		45,863
Debtors under legal proceedings		28,388		25,356
Pass-through expenses receivable (i)		37,689		14,843
Related parties (Note 6)		9,273		10,601
Notes receivable		7,462		6,653
Receivables with collection agents (Tarshop)		5,070		3,829
Mortgages receivable (ii)		519		495
Less:
Allowance for doubtful accounts (Note 20.d)		(117,368)		(100,859)

	Ps.	232,376	Ps.	175,847

Non-current
Consumer financing receivables (Tarshop).	Ps.	6,490	Ps.	9,684
Notes receivable		1,279		2,100
Mortgages receivable (ii)		192		283
Leases and services receivable		—		17
Less:
Allowance for doubtful accounts (Note 20.d)		(2,708)		(1,956)

	Ps.	5,253	Ps.	10,128

(i)	Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.
(ii)	Mortgages receivable consist of fixed-rate mortgage receivables from several borrowers. As of June 30, 2009 the amount due from the largest individual borrower was Ps.0.2 million at a contractual interest rate of 14% (See Note 19.II.r).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

d. Other receivables and prepaid expenses, net:

	As of June, 30
	2009		2008
Current
Related parties (Note 6)	Ps.	9,981	Ps.	16,027
Receivables from the sale of shares (Note 20.f)		11,547		—
Guarantee deposits (i)		238		274
Guarantee deposits re. securitization programs (Note 11)		6,782		6,497
Prepaid expenses		15,789		12,750
MPIT		—		6,011
Prepaid services (Note 20.f)		1,753		5,169
Loans granted (Note 20.f)		4,940		1,085
Other tax credits		1,988		741
Prepaid gross revenue tax		718		562
Income tax credits, net		13,265		1,005
Other prepaid taxes		256		465
Valued Added Tax (VAT) receivable		1,160		184
Recoverable expenses		—		34
Receivables for third party services offered in Tarshop stores		2,746		1,578
Others		2,409		1,077

	Ps.	73,572	Ps.	53,459

	As of June, 30
	2009		2008
Non-Current
Guarantee deposits re. securitization programs (Note 11)	Ps.	999	Ps.	12,931
Guarantee deposits (Note 20.f)		375		386
Deferred income tax (Note 14)		58,378		14,181
Mortgages receivable (ii)		2,208		2,208
Allowance for doubtful mortgage receivable (Note 20.d)		(2,208)		(2,208)
MPIT		20,274		4,836
Prepaid gross revenue tax		936		763
Value Added Tax (VAT) receivable		64,375		28,848
Imputed interest of non-current receivables		(17,509)		(4,483)
Prepaid expenses		133		244
Loans granted		23,097		—
Others		1,836		—

	Ps.	152,894	Ps.	57,706

(i)	As of June 30, 2009 and 2008 includes restricted deposits amounting to Ps.0.1 million and Ps.0.2 million, respectively, related mainly to labor claims.
(ii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

e. Inventory, net:

	As of June 30,
	2009		2008
Current
Torres de Abasto (i)	Ps.	—	Ps.	325
Resale merchandise		715		327

	Ps.	715	Ps.	652

Non-current
Units under construction (Note 2.h)		11,023		3,379
Others		8		8

	Ps.	11,031	Ps.	3,387

(i)	Net of impairment allowance. See Note 20.d) for details.

f. Trade accounts payable:

	As of June 30,
	2009	2008
Current
Suppliers (Note 20.f) (i)	Ps. 113,233	Ps. 191,062
Accruals	74,178	26,071
Related parties (Note 6)	20,614	9,756
Others	5,690	452

	Ps. 213,715	Ps. 227,341

Non-current
Suppliers	Ps. 11,243	Ps. 3,241
Related parties (Note 6)	8,438	—

	Ps. 19,681	Ps. 3,241

(i)	As of June 30, 2009 and 2008, includes accounts payable to merchants for credit card operations of Ps.88.8 million and Ps.166.9 million, respectively.

g. Short-term and long-term debt:

Short-term debt consists of the following:

	As of June 30,
	2009	2008
Current
Uncollateralized loans including accrued interest (i)	137,434	15,463
Collateralized loans including accrued interest (v)	25,241	41,394
Non-Convertible Notes (ii) (Note 6)	39,759	—
Accrued interest on Notes (ii) (Note 6)	13,415	11,369
Interest payable to credit card trust	4,867	4,125
Seller financing for acquisitions including accrued interest (iii)	—	15,143
Mortgage loans (iv)	15,626	10,781
Deferred debt costs (Note 3.p)	(833)	(1,198)
Others	315	8,916

	Ps. 235,824	Ps. 105,993

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

g. Short-term and long-term debt (continued)

Long-term debt consists of the following:

	As of June 30,
	2009		2008
Non-current
Convertible Notes (ii) (Note 6)	Ps.	179,324	Ps.	142,865
Non-Convertible Notes (ii) (Note 6)		516,191		511,420
Deferred debt costs (Note 3.p)		(3,539)		(4,605)
Mortgage loans (iv)		—		12,431
Others		158		191

	Ps.	692,134	Ps.	662,302

(i)	Generally, the Company’s short-term borrowings are in the form of overdraft facilities and/or bank loans with original maturities of less than one year. The weighted average interest rates on short-term debt were 17.54% and 19.33% as of June 30, 2009 and 2008, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes.
(ii)	See Note 15, for details of the issuance of Convertible and Non-Convertible Notes.
(iii)	As of June 30, 2008 includes seller financing for the acquisition of Empalme and Mendoza Plaza Shopping S.A.. This financing was fully paid as of June 30, 2009.
(iv)	As of June 30, 2009 and 2008, respectively, relates to the debt for the purchase of Beruti plot of land, which is guaranteed by a mortgage over the plot of land.
(v)	As of June 30, 2009, includes (i) a loan from Standard Bank Argentina S.A. for Ps.13.9 million, which is collateralized by CPs related to the Fideicomisos Financieros Tarjeta Shopping Series XLII, XLIV, XLVI and XLVIII for a face value of Ps.14.2 million; (ii) a loan from Nuevo Banco Industrial de Azul S.A. for Ps.2.6 million, which is collateralized by CPs related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIV and XXXVI for a face value of Ps.2.6 million; (iii) a loan from Banco CMF S.A. for Ps.3.0 million, which is collateralized by CPs related to Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXX and XXXIII for a face value of Ps.3.0 million; (iv) a loan from Banco Supervielle S.A. for Ps.1.4 million, which is collateralized by CPs related to Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVII and XXXVIII for a face value of Ps.1.4 million; and (v) a loan from Banco Itaú Buen Ayre S.A. for Ps.4.0 million, which is collateralized by CPs related to Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL for a face value of Ps.4.0 million.

h. Salaries and social security payable:

	As of June 30,
	2009		2008
Provision for vacation and bonuses	Ps.	18,446	Ps.	18,340
Social security payable		4,760		4,671
Salaries payable		183		389
Others		468		618

	Ps.	23,857	Ps.	24,018

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

i. Taxes payable:

	As of June 30,
	2009		2008
Current
Income tax, net	Ps.	9,672	Ps.	35,278
VAT payable, net		38,454		13,578
Other tax withholdings		5,793		6,537
Gross revenue tax payable		1,924		1,477
Provision for tax on personal assets of shareholders		418		259
Asset tax payable, net		11,102		1,153
Tax amnesty plan and payment facilities plan for income tax payable and MPIT (ii)		23,495		—
Tax payment facilities plan for VAT payable		31,437		—
Tax amnesty plan for gross revenue tax payable		309		288
Others		2,942		2,409

	Ps.	125,546	Ps.	60,979

Non-current
Tax amnesty plan for income tax payable (i)	Ps.	20,704	Ps.	—
Deferred income tax (Note 14)		34,939		28,624
Tax amnesty plan for gross revenue tax payable		1,301		1,610
Minimum presumed income tax		8		—

	Ps.	56,952	Ps.	30,234

(i)	In April, 2009, and due to the unfavorable ruling in the case “Alto Palermo S.A. vs. Dirección General Impositiva in re: appeal” entered in February, 2009, the Company and certain subsidiaries decided to adhere to Law No. 26,476 and to the Payment Facilities Plan that establish a system to settle and finance tax liabilities.
(ii)	Includes Ps.6,970 related to the presentation mentioned in (i).

j. Customer advances:

	As of June 30,
	2009		2008
Current
Admission rights	Ps.	45,392	Ps.	34,906
Lease and customer advances (i)		28,513		31,596
Guarantee deposits		2,816		1,775
Related parties (Note 6)		—		29

	Ps.	76,721	Ps.	68,306

Non-current
Admission rights	Ps.	60,626	Ps.	48,613
Lease and customer advances (i)		32,902		35,479

	Ps.	93,528	Ps.	84,092

(i)	Lease and customer advances include (a) the current and non-current balances of Ps.0.3 million and Ps.3.1 million as of June 30, 2009, respectively, and Ps.0.3 million and Ps.3.4 million as of June 30, 2008, respectively, received from Hoyts Cinemas (“Hoyts”) at the time of the construction of the movie theater complexes at the Abasto and Alto Noa shopping centers. These advances accrue interest at the six-month LIBOR plus 2-2.25%. As of June 30, 2009 the six-month LIBOR was 1.742%. Lease advances are settled overtime against lease expense owed by the lessees; (b) Ps.18.2 million and Ps.17.8 million, as of June 30, 2009 and 2008, respectively, received from NAI International II, Inc. at the time of the construction of a movie theater complex and a portion of parking facilities in the Córdoba Shopping; and (c) Ps.8.1 million and Ps.3.7 million, as of June 30, 2009 and 2008, respectively, received from Wal-Mart Argentina S.R.L. to secure a 30-year lease in the Panamerican Mall project which is currently under construction.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

k. Other liabilities:

	As of June 30,
	2009		2008
Current
Accrual for Directors’ fees (Note 6)	Ps.	5,847	Ps.	11,048
Fees advanced to Directors (Note 6)		(4,011)		(1,322)
Provision for donations committed (Note 6)		—		4,656
Contributed leasehold improvements (i)		470		1,015
Derivative financial instruments (Note 6)		243		4,600
Withholdings and guarantee deposits		421		388
Others		748		151

	Ps.	3,718	Ps.	20,536

Non-current
Contributed leasehold improvements (i)	Ps.	9,964	Ps.	10,055
Debt with shareholders of related companies		4,781		—
Directors’ guarantee deposits (Note 6)		12		12
Below market leases		169		240
Others		—		120

	Ps.	14,926	Ps.	10,427

(i)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. The Company has recorded the improvements as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2009 and 2008.

l. Provisions:

	As of June 30,
	2009		2008
Current
Provision for contingencies (i) (Note 20.d)	Ps.	1,004	Ps.	656

	Ps.	1,004	Ps.	656

Non-current
Provision for contingencies (i) (Note 20.d)	Ps.	5,492	Ps.	7,813

	Ps.	5,492	Ps.	7,813

(i)	In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these contingencies.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

5. Shareholders’ equity

a. Common stock

As of June 30, 2009, the Company had 782.1 million authorized and outstanding shares of common stock, having a par value of Ps.0.10 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. During fiscal year 2007, certain holders of the Convertible Notes exercised their conversion rights and, as a result, the Company issued 0.1 million shares of common stock. During fiscal years 2009 and 2008 the holders of the Convertible Notes did not exercise their conversion rights and, as a result, the Company did not issue any shares of common stock.

As of June 30, 2009 holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$2.8 million for a face value of Ps.0.1 each. As of June 30, 2009 the outstanding balance of Convertible Notes amounted to US$47.2 million.

b. Inflation adjustment of common stock

As discussed in Note 2.d., the Company’s Consolidated Financial Statements were prepared on the basis of general price-level accounting which reflects changes in the purchase price of the peso in the historical Consolidated Financial Statements through February 28, 2003. The inflation adjustment related to common stock was appropriated to an inflation adjustment reserve that forms part of shareholders’ equity.

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

d. Reserve for new developments and voluntary reserve for general purposes

Pursuant to a resolution of the Inspección General de Justicia, companies should indicate the intended use of the accumulated retained earnings balance of the year. Accordingly, special reserves labeled as “Reserve for new developments” and “Voluntary reserve for general purposes” were created. The accumulated retained earnings balance is transferred to these equity accounts. These reclassifications have no impact on the total shareholders’ equity of the Company.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

6. Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of Transaction/ caption	(Expense) income included in the Statement of Operations for the year ended June 30,						Balance receivable (payable) as of June 30,
			2009		2008		2007		2009		2008
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses, net	Ps.	—	Ps.	—	Ps.	—	Ps.	6,580	Ps.	20
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties		(50,277)		(7,630)		(10,025)		—		—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current trade accounts payable		—		—		—		(13,672)		(3,357)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt Convertible Notes (i)		—		—		—		(5,349)		(4,393)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt Convertible Notes (i)		—		—		—		(120,510)		(96,008)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses		(2,118)		(636)		1,040		—		—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt Non-Convertible Notes (ii)		—		—		—		(1,878)		—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt Non-Convertible Notes (ii)		—		—		—		(190,394)		—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current accounts receivable		—		—		—		3,896		1,721
Parque Arauco S.A.	Shareholder	Short-term debt Convertible Notes		—		—		—		(2,609)		(2,142)
Parque Arauco S.A.	Shareholder	Long-term debt Convertible Notes		—		—		—		(58,749)		(46,805)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties		(17,473)		(3,720)		(4,887)		—		—
Other shareholders	Shareholder	Other income (expenses), net - Tax on personal assets of shareholders		(492)		(502)		(557)		—		—

	SUBSIDIARIES AND EQUITY INVESTEES
Metroshop S.A.	Equity investee of Tarshop	Current accounts receivable		—		—		—		—		4,190
Metroshop S.A.	Equity investee of Tarshop	Non-current trade accounts payable		—		—		—		(8,438)		—
Metroshop S.A.	Equity investee of Tarshop	Other current receivables and prepaid expenses, net		—		—		—		2,265		14,837
Metroshop S.A.	Equity investee of Tarshop	Current trade accounts payable		—		—		—		—		(4,811)
Empalme S.A.I.C.F.A. y G.	Subsidiary of Alto Palermo S.A. (APSA)	Interest income from related parties		—		—		48		—		—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of Alto Palermo S.A. (APSA)	Administration fees		42		46		11		—		—
Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company)	Subsidiary of Alto Palermo S.A. (APSA)	Interest income from related parties		—		—		62		—		—
Inversora del Puerto S.A.	Subsidiary of Alto Palermo S.A. (APSA)	Equity loss from related companies		—		(14)		—		—		—

	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable		—		—		—		41		7
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable		—		—		—		(2,827)		(379)
Inversora Bolívar S.A.	Subsidiaries of IRSA Inversiones y Representaciones Sociedad Anónima	Leases		(3,920)		(1,898)		(577)		—		—
Inversora Bolívar S.A.	Subsidiaries of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties		—		24		—		—		—
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable		—		—		—		4,329		4,189
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable		—		—		—		(3,661)		(830)
Cresud S.A.C.I.F. y A	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties		(2,677)		1		—		—		—
Cresud S.A.C.I.F. y A	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses		896		826		1,878		—		—
Cresud S.A.C.I.F. y A	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt Non-Convertible Notes (ii)		—		—		—		(208)		—
Cresud S.A.C.I.F. y A	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt Non-Convertible Notes (ii)		—		—		—		(18,985)		—
Cresud S.A.C.I.F. y A	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities		—		—		—		(243)		—
Cresud S.A.C.I.F. y A	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Loss from derivative instruments		(243)		—		—		—		—
Nuevas Fronteras S.A	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable		—		—		—		(6)		(31)
Estudio Zang, Bergel y Viñes (legal advisor)	Shareholders of law firm are directors and/or shareholders of the Company	Current accounts receivable		—		—		—		—		4
Estudio Zang, Bergel y Viñes (legal advisor)	Shareholders of law firm are directors and/or shareholders of the Company	Current trade accounts payable		—		—		—		(183)		(211)
Estudio Zang, Bergel y Viñes (legal advisor)	Shareholders of law firm are directors and/or shareholders of the Company	Fees for legal services		(2,472)		(991)		(1,586)		—		—
E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses, net		—		—		—		—		16
E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable		—		—		—		51		201
E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Administration fees		—		3		3		—		—
E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Equity loss from related companies		—		—		(679)		—		—
E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties		—		7		—		—		—
Loans to personnel	Employees	Other current receivables and prepaid expenses, net		—		—		—		1,109		1,133
Personnel	Employees	Interest income from related parties		108		80		48		—		—

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

6. Balances and transactions with related parties (continued)

Company	Relation	Description of Transaction/ caption	(Expense) income included in the Statement of Operations for the year ended June 30,			Balance receivable (payable) as of June 30,
			2009	2008	2007	2009	2008
Directors	Directors	Short-term debt Convertible Notes	—	—	—	(1)	(1)
Directors	Directors	Long-term debt Convertible Notes	—	—	—	(38)	(30)
Directors	Directors	Interest and exchange differences with related parties	(11)	(2)	(3)	—	—
Directors and management	Directors and management	Other current receivables and prepaid expenses, net	—	—	—	27	21
Directors	Directors	Other current liabilities	—	—	—	(1,836)	(9,726)
Directors	Directors	Other non-current liabilities	—	—	—	(12)	(12)
Directors	Directors	Directors’ fees	(11,808)	(12,475)	(11,752)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities - Donations payable	—	—	—	—	(4,656)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	4	4
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other income (expenses), net - Donations	3,218	(4,635)	(4,363)	—	—
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current investments, net	—	—	—	633	1,027
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	5	7
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current customer advances	—	—	—	—	(29)
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	—	(5)	—
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	792	143
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt Convertible Notes	—	—	—	—	(1)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt Convertible Notes	—	—	—	(27)	(22)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(8)	(2)	(2)	—	—
Owners Consortium of Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	10	8
Owners Consortium of Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	—	(1)	—
Consultores Assets Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	3	3
Consultores Assets Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	—	(5)	—
Cactus S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current accounts receivable	—	—	—	13	10
Cactus S.A	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	—	(3)	—
Agropecuaria Anta S.A	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	—	(1)	—
Futuros y Opciones.com S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	—	(6)	—
Futuros y Opciones.com S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current accounts receivable	—	—	—	5	4
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	123	109
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	—	(200)	(137)
Rummaalá S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	1	1
Hoteles Argentinos S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	—	(43)	—
Inversiones Ganaderas S.A.	Subsidiary of Cresud S.A.C.I.F. y A..	Current trade accounts payable	—	—	—	(1)	—

(i)	As discussed in Note 15, in July 2002 the Company issued US$50 million of Convertible Notes, of which US$30 million were purchased by IRSA, the principal shareholder of the Company. In addition, during the years ended June 30, 2004 and 2005 IRSA acquired US$1 million and US$2 million of Convertible Notes, respectively. Also, during the year ended June 30, 2005 IRSA exercised its conversion rights and converted US$1.3 million of Convertible Notes. As a result, at both June 30, 2009 and 2008 IRSA holds US$31.7 million of the Company’s Convertible Notes, respectively. For details of the issuance, see Note 15.
(ii)	As discussed in Note 15, in May 2007 the Company issued an aggregate amount of US$170.0 million of Non-Convertible Notes in two series. During the year ended June 30, 2009, IRSA purchased Series I Notes and Series II Notes for a face value of US$39.6 million and Ps.46.5 million, respectively. For details of the issuance, see Note 15.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

6. Balances and transactions with related parties (continued)

The following is a summary of the expenses and services recovered with related parties:

Company	Relation	Description of transaction	Sale of goods and/or services for the year ended June 30,			Purchase of goods and/or services for the year ended June 30,
			2009	2008	2007	2009	2008	2007
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Expenses and Services recovery	4,508	4,401	3,126	11,154	5,313	1,986
Canteras Natal Crespo S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	—	—	2	—	—	—
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Expenses recovery	1	2	1	—	—	—
Cactus S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Expenses recovery	2	7	5	—	—	—
Consultores Asset Management S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	—	—	4	—	—	—
Owners Consortium of Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	9	5	1	—	—	—
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses and Services recovery	3,584	4,924	3,276	2,744	1,870	1,096
Tarshop S.A.	Subsidiary	Expenses and Services recovery	2,552	—	—	—	—	—
E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses and Services recovery	—	14	37	—	—	—
Empalme S.A.I.C.F.A. Y G.	Subsidiary of Alto Palermo S.A. (APSA)	Interest	—	—	48	—	—	—
Empalme S.A.I.C.F.A. Y G.	Subsidiary of Alto Palermo S.A. (APSA)	Expenses recovery	—	—	71	—	—	—
Inversora Bolivar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	—	15	2	—	7	—

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

6. Balances and transactions with related parties (continued)

Company	Relation	Description of transaction	Sale of goods and/or services for the year ended June 30,			Purchase of goods and/or services for the year ended June 30,
			2009	2008	2007	2009	2008	2007
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	—	—	15	—	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Expenses recovery	1	—	1	—	—	—
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Expenses and Services recovery	62	—	271	—	—	—
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income from related parties	—	—	1	—	—	—
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Expenses and Services recovery	976	—	419	—	—	—
Loans to personnel	Employees	Interest	108	56	25	—	—	—
Directors	Directors	Expenses recovery	—	17	12	—	—	—

7. Financial results, net

	Years ended June 30,
	2009		2008		2007
Generated by assets:
Reversal of impairment losses	Ps.	52	Ps.	39	Ps.	2,273
Interest income		1,080		30,505		14,753
Exchange differences		16,820		4,753		(3,788)
Interest income from related parties (Note 6)		108		87		158

	Ps.	18,060	Ps.	35,384	Ps.	13,396

Generated by liabilities:
Interest expense	Ps.	(43,248)	Ps.	(38,611)	Ps.	(16,018)
Gain on repurchase of Non-Convertible Notes		13,202		879		—
Gain (Loss) from derivative instruments (Note 12)		9,436		(4,100)		302
Exchange differences		(35,883)		4,389		(2,229)
Interest and exchange differences with related parties (Note 6)		(70,446)		(11,329)		(14,917)

	Ps.	(126,939)	Ps.	(48,772)	Ps.	(32,862)

	Ps.	(108,879)	Ps.	(13,388)	Ps.	(19,466)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

8. Other income (expenses), net

	Years ended June 30,
	2009		2008		2007
Recovery (charge) of allowances for donations (Note 6)	Ps.	3,218	Ps.	(4,718)	Ps.	(4,444)
Recovery on fire damages (net of insurance recoveries)		—		2,647		1,773
Unreimbursed expenses		—		(42)		(298)
Recovery of other receivable doubtful accounts		(11)		2,044		—
Recovery (charge) for contingencies, net (Note 20.d)		602		5,460		(3,017)
Tax on personal assets of shareholders (Note 6)		(492)		(502)		(557)
Gain on cancellation of liabilities		609		3,015		3,127
Others		(651)		871		68

	Ps.	3,275	Ps.	8,775	Ps.	(3,348)

9. Segment information

General information

The Company is required to disclose segment information in accordance with Technical Resolution No. 18 (“RT 18”) “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company has three reportable segments. These segments are “Leases and Services”, “Consumer Financing” and “Others”.

A general description of each segment follows:

•	Leases and Services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Consumer Financing

This segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop.

•	Others

This segment primarily includes the operating results of the Company’s construction and/or barter transactions and sale of residential properties.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

9. Segment information (continued)

As of and for the year ended June 30, 2009:

	Leases and services		Consumer financing		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2009
Revenues	Ps.	397,914	Ps.	236,827	Ps.	9,005	Ps.	643,746	Ps.	(i) (1,181)	Ps.	642,565
Costs		(108,922)		(126,678)		(5,989)		(241,589)		(i) (ii) 3,072		(238,517)

Gross profit	Ps.	288,992	Ps.	110,149	Ps.	3,016	Ps.	402,157	Ps.	1,891	Ps.	404,048

Selling expenses		(29,308)		(178,038)		(91)		(207,437)		(i) 479		(206,958)
Administrative expenses		(43,904)		(17,027)		(26)		(60,957)		(i) 106		(60,851)
Net loss from retained interest in securitized receivables		—		(46,012)		—		(46,012)		—		(46,012)

Operating income (loss)	Ps.	215,780	Ps.	(130,928)	Ps.	2,899	Ps.	87,751	Ps.	2,476	Ps.	90,227

Amortization of goodwill		(1,017)		(514)		—		(1,531)		—		(1,531)
Financial results, net		(106,361)		(24)		(20)		(106,405)		(ii) (2,474)		(108,879)
Other income (expenses), net		3,883		(608)		—		3,275		—		3,275

Income (loss) before taxes and minority interest	Ps.	112,285	Ps.	(132,074)	Ps.	2,879	Ps.	(16,910)	Ps.	2	Ps.	(16,908)

Income tax (expense) income		(53,258)		37,484		(1,008)		(16,782)		—		(16,782)
Minority interest		(963)		12,593		—		11,630		—		11,630

Net income (loss)	Ps.	58,064	Ps.	(81,997)	Ps.	1,871	Ps.	(22,062)	Ps.	2	Ps.	(22,060)

Depreciation and amortization		89,150		5,575		—		94,725		—		94,725
Acquisitions of fixed assets		401,250		3,439		—		404,689		—		404,689

Operating assets		1,888,916		153,892		519		2,043,327		773		2,044,100
Non operating assets		158,408		189,943		—		348,351		59,064		407,415

Total Assets	Ps.	2,047,324	Ps.	343,835	Ps.	519	Ps.	2,391,678	Ps.	59,837	Ps.	2,451,515

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

9. Segment information (continued)

As of and for the year ended June 30, 2008:

	Leases and services		Consumer financing		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2008
Revenues	Ps.	347,252	Ps.	291,030	Ps.	3,729	Ps.	642,011	Ps.	(i) (1,857)	Ps.	640,154
Costs		(98,820)		(106,421)		(3,579)		(208,820)		(i) (ii) 2,833		(205,987)

Gross profit (loss)	Ps.	248,432	Ps.	184,609	Ps.	150	Ps.	433,191	Ps.	976	Ps.	434,167

Selling expenses		(24,808)		(194,726)		(299)		(219,833)		—		(219,833)
Administrative expenses		(40,374)		(10,675)		(1)		(51,050)		—		(51,050)
Net loss from retained interest in securitized receivables		—		(1,261)		—		(1,261)		—		(1,261)
Gain from recognition of inventories at net realizable value		—		—		185		185		—		185

Operating income (loss)	Ps.	183,250	Ps.	(22,053)	Ps.	35	Ps.	161,232	Ps.	976	Ps.	162,208

Equity loss from related companies		(14)		—		—		(14)		—		(14)
Amortization of goodwill		(1,960)		(242)		—		(2,202)		—		(2,202)
Financial results, net		(13,833)		1,222		199		(12,412)		(ii) (976)		(13,388)
Other income, net		4,975		3,800		—		8,775		—		8,775

Income before taxes and minority interest	Ps.	172,418	Ps.	(17,273)	Ps.	234	Ps.	155,379	Ps.	—	Ps.	155,379

Income tax expense		(74,910)		(1,522)		(82)		(76,514)		—		(76,514)
Minority interest		(2,606)		3,711		—		1,105		—		1,105

Net income (loss)	Ps.	94,902	Ps.	(15,084)	Ps.	152	Ps.	79,970	Ps.	—	Ps.	79,970

Depreciation and amortization		75,125		4,060		—		79,185		—		79,185
Acquisitions of fixed assets		265,142		6,822		—		271,964		—		271,964
Operating assets		1,530,555		113,051		821		1,644,427		—		1,644,427
Non operating assets		390,038		197,629		—		587,667		—		587,667

Total Assets	Ps.	1,920,593	Ps.	310,680	Ps.	821	Ps.	2,232,094	Ps.	—	Ps.	2,232,094

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

9. Segment information (continued)

As of and for the year ended June 30, 2007:

	Leases and services		Consumer financing		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2007
Revenues	Ps.	271,248	Ps.	212,965	Ps.	396	Ps.	484,609	Ps.	(i) (1,378)	Ps.	483,231
Costs		(90,644)		(60,877)		(1,411)		(152,932)		(i) (ii) 1,166		(151,766)

Gross profit (loss)	Ps.	180,604	Ps.	152,088	Ps.	(1,015)	Ps.	331,677	Ps.	(212)	Ps.	331,465

Selling expenses		(20,004)		(117,106)		(2,342)		(139,452)		—		(139,452)
Administrative expenses		(33,548)		(7,635)		(379)		(41,562)		(i) 288		(41,274)
Net income from retained interest in securitized receivables		—		3,255		—		3,255		—		3,255
Gain from recognition of inventories at net realizable value		—		—		545		545		—		545

Operating income (loss)	Ps.	127,052	Ps.	30,602	Ps.	(3,191)	Ps.	154,463	Ps.	76	Ps.	154,539

Equity loss from related companies		—		—		(679)		(679)		—		(679)
Amortization of goodwill		(4,366)		—		—		(4,366)		—		(4,366)
Financial results, net		(19,459)		825		(756)		(19,390)		(ii) (76)		(19,466)
Other (expenses) income, net		(6,738)		3,034		356		(3,348)		—		(3,348)

Income before taxes and minority interest	Ps.	96,489	Ps.	34,461	Ps.	(4,270)	Ps.	126,680	Ps.	—	Ps.	126,680

Income tax (expense) income		(45,244)		(15,453)		4,445		(56,252)		—		(56,252)
Minority interest		(2,569)		(3,802)		—		(6,371)		—		(6,371)

Net income	Ps.	48,676	Ps.	15,206	Ps.	175	Ps.	64,057	Ps.	—	Ps.	64,057

Depreciation and amortization		71,766		2,842		—		74,608		—		74,608
Acquisitions of fixed assets		337,079		7,381		—		344,460		—		344,460
Operating assets		1,289,960		139,657		21,189		1,450,806		—		1,450,806
Non operating assets		524,291		118,599		14		642,904		—		642,904

Total Assets	Ps.	1,814,251	Ps.	258,256	Ps.	21,203	Ps.	2,093,710	Ps.	—	Ps.	2,093,710

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

10. Additional information on assets and liabilities

The aging of main assets and liabilities as of June 30, 2009 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Other investments, net (1)	Ps.	74,043	Ps.	54,636	Ps.	6,458	Ps.	41,171	Ps.	21,008	Ps.	9,773	Ps.	88	Ps.	207,177
Accounts receivable, net		109,464		34,247		13,167		8,134		5,253		67,264		100		237,629
Other receivables and prepaid expenses, net		53,888		8,140		1,474		6,990		60,397		2,391		93,186		226,466

	Ps.	237,395	Ps.	97,023	Ps.	21,099	Ps.	56,295	Ps.	86,658	Ps.	79,428	Ps.	93,374	Ps.	671,272

Liabilities
Trade accounts payable	Ps.	158,149	Ps.	22,968	Ps.	310	Ps.	273	Ps.	19,681	Ps.	32,015	Ps.	—	Ps.	233,396
Customer advances		23,481		17,094		16,337		16,323		93,528		3,317		169		170,249
Short-term and long-term debt		184,999		13,047		36,844		843		692,134		—		91		927,958
Other liabilities (2)		70,996		49,555		21,727		10,845		51,906		—		26,466		231,495

	Ps.	437,625	Ps.	102,664	Ps.	75,218	Ps.	28,284	Ps.	857,249	Ps.	35,332	Ps.	26,726	Ps.	1,563,098

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Other investments, net (1)	Ps.	14,903	Ps.	—	Ps.	45,110	Ps.	—	Ps.	126,154	Ps.	21,010	Ps.	207,177
Accounts receivable, net		65,212		3,782		712		—		166,452		1,471		237,629
Other receivables and prepaid expenses, net		—		—		7,664		20,021		65,907		132,874		226,466

	Ps.	80,115	Ps.	3,782	Ps.	53,486	Ps.	20,021	Ps.	358,513	Ps.	155,355	Ps.	671,272

Liabilities
Trade accounts payable	Ps.	80,018	Ps.	—	Ps.	—	Ps.	—	Ps.	133,697	Ps.	19,681	Ps.	233,396
Customer advances		—		—		300		3,127		76,421		90,401		170,249
Short-term and long-term debt		55,385		695,516		167,399		158		13,040		(3,540)		927,958
Other liabilities (2)		57,618		22,005		25,821		—		70,685		55,366		231,495

	Ps.	193,021	Ps.	717,521	Ps.	193,520	Ps.	3,285	Ps.	293,843	Ps.	161,908	Ps.	1,563,098

(1)	Includes time deposits, mutual funds, government bonds, mortgage bonds, TDFs, retained interests in securitized receivables and allowance for impairment of CPs.
(2)	Includes salaries and social security payable, taxes payable, other liabilities and provisions.

11. Tarshop credit card and personal loans receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card and personal loans receivable balances to master trusts that issue certificates to public and private investors.

Under the securitization programs, the trusts may issue two types of certificates representing undivided interests in the Trust - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card and personal loans receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card and personal loans receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

At the time of the securitization, Tarshop transfers credit card and personal loans receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses, net” in the accompanying Consolidated Balance Sheets. CPs are carried at their equity value based on the financial statements issued by the trusts, less allowances for impairment if the carrying amount exceeds their estimated recoverable value and classified as “Other investments, net” in the accompanying Consolidated Balance Sheets. Gain or losses on CPs are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Tarshop recognizes a result on the sale of receivables when the carrying value of transferred credit card and personal loans receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net (loss) income from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Expenses related to the securitization of receivables are expensed as incurred.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

11. Tarshop credit card and personal loans receivables securitization (continued)

For the years ended June 30, 2009 and 2008, Tarshop has recorded a loss of Ps.46.0 million and Ps.1.3 million in retained interest in securitizations. The loss for fiscal year 2009 was generated by an increase in uncollectibility in securitized accounts receivables and an increase in variable interest rate on TDFs paid by the trusts as a consequence of local financial context conditions described in Note 17.

As of June 30, 2009 the Company has twenty seven securitization programs outstanding, pursuant to which Tarshop has sold an aggregate amount of Ps.1,491.2 million of its customer credit card receivable balances to Trusts in exchange for Ps.1,251.8 million in cash proceeds, Ps.70.4 million variable rate interest TDFs, and Ps.169.0 million nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps.55.0 million TDFs which pay a variable interest rate with a floor of 11.5%, Ps.247.5 million TDFs which pay variable interest rate with a floor of 12.5%, Ps.107.6 million TDFs which pay a variable interest rate with a floor of 13%, Ps.109.7 million TDFs which pay a variable interest rate with a floor of 14.5%, Ps.72.5 million TDFs which pay a variable interest rate with a floor of 15%, Ps.213.9 million TDFs which pay a variable interest rate with a floor of 16%, Ps.207.6 million TDFs which pay a variable interest rate with a floor of 17%, Ps.73.1 million TDFs which pay a variable interest rate with a floor of 17.5%, Ps.11.0 million TDFs which pay a variable interest rate with a floor of 18% and Ps.135.9 million TDFs which pay a variable interest rate with a floor of 23%. Except for certain TDFs acquired by Tarshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts have established cash reserves amounting to Ps.7.8 million.

12. Derivative financial instruments

According to the Company’s risk management strategy, the Company entered into certain derivative transactions to minimize financial costs. The Company did not apply hedge accounting for these transactions. The Company did not enter into derivative financial instruments for trading or speculative purposes.

Liabilities originated from derivative financial instruments relate to foreign-currency forward contracts, as follows:

Forwards contracts	Entity	Amount	Maturity		Loss
Open transactions
Purchase of US$	Cresud S.A.C.I.F. y A.	4,500	12.	31.09		(153)
Purchase of US$	Cresud S.A.C.I.F. y A.	4,500	12.	31.09		(90)

					Ps.	(243)

Closed transactions					Ps.	9,679

Gain from derivative instruments (Note 7)					Ps.	9,436

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

13. Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2009		2008		2007
Numerator:
Net (loss) income available to common shareholders	Ps.	(22,060)	Ps.	79,970	Ps.	64,057
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes (i)		—		14,566		14,586
Foreign currency exchange loss (gain) on Convertible Notes (i)		—		(3,212)		331
Income tax effect		—		(3,974)		(5,221)

Net income available to common shareholders plus assumed conversions (ii)	Ps.	(22,060)	Ps.	87,350	Ps.	73,753

	Year ended June 30,
	2009		2008		2007
Denominator:
Weighted-average number of shares outstanding	Ps.	782,064	Ps.	782,064	Ps.	782,057
Plus: incremental shares of assumed conversions:
Convertible Notes		—		1,460,760		1,457,454

Adjusted weighted-average number of shares (ii)	Ps.	782,064	Ps.	2,242,824	Ps.	2,239,511

Basic and diluted EPS:
Basic net (loss) income per common share	Ps.	(0.03)	Ps.	0.10	Ps.	0.08
Diluted net (loss) income per common share (i)	Ps.	(0.03)	Ps.	0.04	Ps.	0.03

(i)	See Note 15 for details of the issuance of Convertible Notes.
(ii)	For the year ended June 30, 2009, the computation of diluted earnings (losses) per share excludes the incremental shares from the assumed conversion of the Convertible Notes because their inclusion would be anti-dilutive.

14. Income taxes

The Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Resolution CD 93/2005 issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company elected to continue treating differences as permanent. The estimated effect as of June 30, 2009 that the adoption of the abovementioned criteria would have generated would have been:

i.	An increase in deferred liabilities of approximately Ps.81.0 million which should be recorded in the Consolidated Statement of Operations accounts of previous years for Ps.87.1 million (loss) and in the Consolidated Statement of Operations accounts of the fiscal year for Ps.6.1 million (gain).

ii.	A decrease in permanent investments of approximately Ps.31.3 million generated by the application of such criteria on subsidiaries which should be recorded in the Statement of Operations accounts of previous years for Ps.35.3 million (loss) and in the Statement of Operations accounts of the present fiscal year for Ps.4.0 million (gain).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

14. Income taxes (continued)

Income tax expense for the years ended June 30, 2009, 2008 and 2007 consisted of the following:

	2009		2008		2007
Current income tax expense	Ps.	54,664	Ps.	78,393	Ps.	60,845
Deferred income tax benefit		(37,882)		(1,879)		(4,593)

Income tax expense	Ps.	16,782	Ps.	76,514	Ps.	56,252

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2009 and 2008 are presented below:

	Balances as of June 30, 2008		Changes for the year		Balances as of June 30, 2009
Deferred tax assets (liabilities):
Accounts receivable	Ps.	8,421	Ps.	3,565	Ps.	11,986
Other receivables and prepaid expenses		(211)		4,591		4,380
Inventory		(933)		(1,871)		(2,804)
Investments		(6,357)		(14,531)		(20,888)
Fixed assets		(25,176)		(4,496)		(29,672)
Intangible assets		(1)		(5,056)		(5,057)
Salaries and social security payable		952		786		1,738
Short-term and long-term debt		(2,090)		(1,483)		(3,573)
Trade accounts payable		3,058		—		3,058
Customer advances		—		32,695		32,695
Other liabilities		2,270		(2,045)		225
Provisions		2,666		(1,601)		1,065
Tax loss carryforwards (i)		3,437		34,984		38,421
Valuation allowance		(479)		(7,656)		(8,135)

Net deferred income tax asset (liability)	Ps.	(14,443)	Ps.	37,882	Ps.	23,439

(i)	As of June 30, 2009 and 2008 the Company and its subsidiaries had accumulated tax loss carry forwards of approximately Ps.109.8 million and Ps.9.8 million, respectively, which expire at various dates through 2014.

Income tax expense for the years ended June 30, 2009, 2008 and 2007 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2009		2008		2007
Income tax expense at statutory tax rate on pretax (loss) income	Ps.	(5,918)	Ps.	54,383	Ps.	44,338
Non-deductible expenses		(2,334)		8,339		5,439
Loss on equity investees		—		5		236
Change in valuation allowance		7,656		222		(3,566)
Inflation adjustment		11,784		11,438		9,093
Others, net		5,594		2,127		712

Income tax expense	Ps.	16,782	Ps.	76,514	Ps.	56,252

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

15. Issuance of Convertible and Non-Convertible Notes

In May 2007, the Company issued an aggregate amount of US$170.0 million of non-convertible notes (the Non-Convertible Notes) under the Global Program for up to US$200 million authorized by the CNV on April 19, 2007. The Non-Convertible Notes were issued at par in two series. Out of the total amount, US$120.0 million were issued as Series I of Non-Convertible Notes due May 11, 2017 (“Series I”) and Ps.154.0 million (equivalent to US$50.0 million) were issued as Series II of Non-Convertible Notes due June 11, 2012 (“Series II”). Series I bear interest at a fixed rate of 7.875% per annum and Series II bear interest at a fixed rate of 11.0% per annum. Series I pay interest in cash semi-annually in arrears on May 11 and November 11 of each year, beginning on November 11, 2007. On May 11, 2009 the fourth interest installment was paid by an amount of US$4.7 million. Subsequent to year end, on November 11, 2009 the fifth interest installment was paid by an amount of US$4.7 million. Series II pay interest in cash semi-annually in arrears on June 11 and December 11 of each year, beginning on December 11, 2007. On June 11, 2009 the fourth interest installment was paid by an amount of Ps.8.5 million. Principal on the Series I is fully paid at maturity while principal on the Series II is paid semi-annually in seven equal and consecutive installments beginning on June 11, 2009. On June 11, 2009 the first principal installment of Series II was settled for a total of Ps.22.0 million. Subsequent to year end, on December 11, 2009 the fifth interest installment and the second principal installment were paid by an amount of Ps.7.3 million and Ps.22.0 million, respectively. Since a portion of the Notes have been repurchased by the Company, cash disbursements for principal amortization and interest payment were lower.

During the year ended June 30, 2009, the Company repurchased US$3 million of Series II Notes and US$5 million of Series I Notes. This transaction resulted in a gain of Ps.13.2 million, disclosed in the line item “Gain on repurchase of Non-Convertible Notes” in Financial results, net. As of June 30, 2009, total Series II and Series I Notes repurchased amount to US$4.8 million and US$5 million, respectively.

During the year ended June 30, 2009, IRSA purchased Series I Notes for a face value of US$39.6 million. Likewise Cresud purchased Series I Notes for a face value of US$5 million. Additionally, IRSA purchased Series II Notes for a face value of Ps.46.5 million.

On July 19, 2002, the Company issued an aggregate amount of US$50 million of uncollateralized convertible notes (the “Convertible Notes”) in exchange for cash and the settlement of certain liabilities. The issuance was approved by the meeting of shareholders on December 4, 2001 and subsequently by the CNV on March 15, 2002. The issuance was authorized for listing on the Buenos Aires Stock Exchange on July 8, 2002. Proceeds from the issuance were used to repay certain short-term debt aggregating Ps.27.3 million and the redemption of previously issued Senior Notes for a principal amount of Ps.52.8 million. The Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of Ps.0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly, the old instrument was not derecognized. The outstanding balance was classified as non-current in these Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

15. Issuance of Convertible and Non-Convertible Notes (continued)

During fiscal years 2007 and 2006, holders of approximately US$ 0.01 million and US$0.05 million Convertible Notes exercised their conversion rights and, as a result, the Company issued 101,580 and 1,539,000 common shares, respectively. During fiscal year 2008 the holders of the Convertible Notes didn’t exercised their conversion rights and, as a result, the company didn’t issue any shares of common stock. As of June 30, 2009 holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$2.8 million for a face value of Ps.0.1 each. As of June 30, 2009 the outstanding balance of Convertible Notes amounted to US$47.2 million. On July 20, 2009 the fourteenth interest installment was paid by an amount of US$2.4 million.

16. Financing and Occupation Agreement with Nai Internacional II, Inc.

As discussed in Note 2.h, the Company acquired Empalme in December, 2006. Prior to the Company’s acquisition, back in August 1996, Empalme had entered into a Financing and Occupancy Agreement with NAI INTERNACIONAL II, INC. (“NAI”) (the “NAI Agreement”) pursuant to which NAI financed the construction of a movie theatre complex and a portion of parking facilities in the Córdoba Shopping for up to US$8.2 million. The financing accrued interest at LIBOR plus 1.5%. As part of the NAI Agreement, NAI had the right to occupy a portion of the building for a period of 10 years as from the commencement of NAI operations in October 1997, renewable for four additional periods of 5 years each. Interest payments under the NAI Agreement were to be offset against the lease payments to be received from NAI. The NAI Agreement originally established that in the event that any outstanding loan balance remained unpaid after the total lease period (together with renewals and extensions), the NAI Agreement would be further extended for the lower of a 10-year period or the period necessary to settle the loan. Any unpaid outstanding balance after that extension was to be forgiven by NAI. In July 2002, following the Argentine crisis, the NAI Agreement was amended to, among other matters, (i) pesify the payments, (ii) establish a CER-adjustment indexing clause, and (iii) impose restrictions to Empalme and/or third parties on the use of the space occupied by NAI.

Principal owed as of June 30, 2009 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and customer advances for Ps.18.2 million.

17. Financial and capital markets situation

As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock market prices showed a significant decline worldwide together with an evident economic slowdown. In recent months, worldwide markets have experienced some signs of recovery. However, there can be no assurance as to the timing and extent of recovery of the international capital markets and its impact on the market value of financial instruments, particularly equity and debt instruments.

As far as the impact in Argentina is concerned, stock markets also showed a pronounced downward trend in the price of equity and debt instruments, as well as increases in interest rates, country risk and foreign exchange rates. In line with international trends, the values of financial instruments, including instruments issued by the Argentine Government, recently started to recover.

Since the beginning of the crisis, management has closely evaluated and monitored the effects of the liquidity crisis to take all corrective actions as necessary aimed at protecting the net equity of the Company.

During the worst crisis months, the Company experienced declines in its stock price. Recently, its stock price recovered. Management believes that the declines were reflective of the increased risk perception in the market and were not related to the business fundamentals and operating performance of the Company.

The stability of the Company’s shopping center tenants, (measured by the levels of occupancy as well as the delinquency or uncollectibility rates) as well as the market value of the Company’s properties has not been significantly affected by the credit crisis.

Notwithstanding the above, for the year ended June 30, 2009, the Company recorded a net loss of Ps.22.1 million and negative working capital of Ps.166.0 million. Moreover, cash flows from operations decreased Ps.96.6 million as compared on a year-to-year basis. These indicators were mainly affected by the performance of the consumer financing business segment, as further described below.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Financial and capital markets situation (continued)

All other segments of the Company remained positive as shown in Note 9.

The consumer financing business segment was significantly affected by the credit crisis. This segment includes the origination of consumer loans and credit card receivables and securitization activities. Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment.

Due to the credit crisis and other conditions, which worsened as from September 30, 2008, some customers experienced delays in payments increasing uncollectibility and delinquency rates. The Company monitored and evaluated all available evidence and increased the level of the allowance for doubtful accounts from Ps.66.4 million as of June 30, 2008 to Ps.79.1 million as of June 30, 2009. However, in light with the gradual recovery of the markets, uncollectibility and delinquency rates slightly improved for the three months ended September 30, 2009. However, there can be no assurance that this trend will continue. The Company is closely monitoring the delays, delinquency and uncollectibility rates and will adjust the reserves and take corrective actions as necessary.

For the year ended June 30, 2009, the consumer financing segment contributed a net loss of Ps.82.0 million to the consolidated results of operations of the Company, as compared to a loss of Ps.15.1 million for the year ended June 30, 2008. However, for the three months ended September 30, 2009, the consumer financing segment generated a net gain based mainly on the recovery of delinquency rates and decrease of variable interest rates of retained interests in securitized receivables.

As part of the Company’s protective and corrective measures, the Company took certain actions to enhance Tarshop’s capital base. Accordingly, during the first six months of the year ended June 30, 2009, the Company contributed Ps.165.0 million in additional financial support and increased its equity interest in Tarshop from 80% to 93.4% (98.6% of effective interest) as of June 30, 2009.

In addition, the Company took other actions, as appropriate, from streamlining operations to closing redundant stores to revising and making credit criteria more stringent reducing its total loan portfolio (including the securitized fraction) from Ps.934.9 million as of June 30, 2008 to Ps.612.5 million as of June 30, 2009. Some of these measures were (i) structure redesigning of distribution channels, (ii) changes in cash loans and financing plans at stores and (iii) renegotiation of terms and conditions with member stores.

The securitization market remains open and Tarshop completed securitization programs during the recent months with no disruptions. As of June 30, 2009, the Company’s credit risk exposure is contractually limited to the subordinated retained interests representing Ps.147.0 million and Ps.7.8 million escrow reserves for losses.

Due to the factors mentioned above, as of June 30, 2009, the Company recorded an allowance for impairment of CPs of Ps.12.1 million to the retained interests to reflect current fair value. For the three months ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary. The Company is closely monitoring the values of the retained interests and will adjust them as necessary.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

18. Subsequent events

The Company has evaluated subsequent events through the time that it filed these Consolidated Financial Statements in the annual report on Form 20-F with the SEC on December 30, 2009.

Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting held on October 29, 2009 approved the following items:

•

Extension of the amount of the current Global Program of Non-Convertible Notes for up to a further US$200 million. The Board of Directors has the authority to establish the specific conditions of the issuance within the limits established by the Shareholders’ meeting.

•

Creation of a global program for the issuance of securities representing short-term debt (“VCP”) in the form of simple corporate bonds not convertible into shares denominated in Argentine Pesos, US dollars or any other currency, with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time not to exceed the equivalent in Argentine Pesos of US$50 million. The Board of Directors has the authority to establish the specific conditions of the issuance within the limits established by the Shareholders’ meeting.

•

Absorption of the net loss for the fiscal year ended June 30, 2009, by means of amounts in optional reserve accounts and the distribution of a dividend exclusively in cash for up to the amount of Ps.56.0 million, empowering the Board of Directors to make it available within 30 days after holding the Shareholders’ meeting.

•	Payment of a bonus to the Company’s management for up to 1% of the Company’s outstanding capital stock.

Issuance of Class III and Class IV Notes

On November 10, 2009, the Company issued two classes of Non-Convertible Notes for a total amount of Ps.80.8 million under the Global Program of Non-Convertible Notes for up to US$200 million.

Class III Notes were issued for Ps.55.8 million due May 2011. Class III Notes bear interest at a variable Badlar Private rate plus 3% and is payable quarterly. Principal is repaid at maturity on May 2011.

Class IV Notes were issued for US$6.6 million (equivalent to Ps.25 million at the time of issuance) due May 2011. Class IV Notes bear fixed interest rate in United States Dollars at 6.75% and is payable quarterly. Principal is repaid at maturity on May 2011.

Sale of Tarshop shares. On December 29, 2009 we executed a stock purchase agreement with Banco Hipotecario S.A., pursuant to which we sold shares representing 80% of the capital stock of our subsidiary Tarshop to Banco Hipotecario S.A.. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, with a nominal value of 1 Peso per share. Each of these shares is entitled to one vote.

The sale price is US$ 26.8 million, and we will grant to Banco Hipotecario S.A. the contractual indemnities that are usual in this type of transaction. The first installment of the purchase price, in the amount of US$ 5.4 million, was paid on December 29, 2009 and the remaining balance of US$21.4 million will be paid five business days after the date on which the Central Bank of Argentina notifies the parties of its approval of the transaction.

In compliance with the regulations of the Comisión Nacional de Valores and currently applicable statutory provisions, our Audit Committee had been required to render an opinion as to whether the terms and conditions of this transaction may be reasonably considered to be arm’s length. In this context and based on the independent valuation of a third-party firm of the market value of Tarshop’s total share capital, our Audit Committee concluded that the value agreed in the mentioned transaction is consistent with the value that could be agreed in the market between independent parties.

It must be noted that the transaction herein discussed is still subject to the authorization of the Central Bank of Argentina.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

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

As discussed in Note 2.d, in order to comply with the regulations of the CNV, the Company discontinued inflation accounting as from February 28, 2003. Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March 1 to September 30, 2003, such a departure did not have a material effect on the Consolidated Financial Statements.

The following reconciliation to US GAAP does not include the reversal of the adjustments to the Consolidated Financial Statements for the effects of inflation, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Year ended June 30,
	2009		2008		2007
Reconciliation of net (loss) income:
Net (loss) income as reported under Argentine GAAP	Ps.	(22,060)	Ps.	79,970	Ps.	64,057
US GAAP adjustments:
• Pre-operating expenses
Original value (Note 19.I.b)		(14,089)		—		—
Amortization (Note 19.I.b)		798		492		1,455
• Software developed or obtained for internal use (Note 19.I.c)		57		60		5
• Purchase accounting amortization and depreciation expenses (Note 19.I.e)		1,339		1,906		4,402
• Accounting for increasing rate debt (Note 19.I.f)		—		—		203
• Recognition of inventories at cost and gain on transaction not consummated (Note 19.I.g)		—		2,510		987
• Securitization accounting (Note 19.I.h)		6,737		8,990		582
• Loss (gain) on available-for-sale securities (Note 19.I.i)		(3,036)		6,191		(3,661)
• Debtor’s accounting for a modification of convertible debt instruments (Note 19.I.j)		(395)		(351)		(355)
• Amortization of fees related to the Senior Notes (Note 19.I.k)		70		209		—
• Present-value accounting (Note 19.I.l)		13,124		4,175		246
• Reversal of previously recognized impairment losses (Note 19.I.m)		3,223		3,232		2,683
• Reversal of capitalized financial costs (Note 19.I.n)		(65,587)		5,786		(431)
• Accounting for real estate barter transactions (Note 19.I.o)		(2,569)		(150)		—
• Revenue recognition - deferred insurance & origination fees (Note 19.I.p)		(3,378)		(17,121)		(5,330)
• Revenue recognition - deferred commissions (Note 19.I.q.)		(4,006)		(3,324)		(2,132)
• Revenue recognition - scheduled rent increases (Note 19.I.r)		8,013		2,564		2,766
• Deferred income tax (Note 19.I.s)		(25,892)		17,560		9,394
• Minority interest (Note 19.I.t)		(12,788)		(3,226)		871

• Net (loss) income under US GAAP	Ps.	(120,439)	Ps.	109,473	Ps.	75,742

Earnings per share under US GAAP (Note 19.II.j):
Basic net (loss) income per common share	Ps.	(0.15)	Ps.	0.14	Ps.	0.10
Diluted net (loss) income per common share	Ps.	(0.15)	Ps.	0.05	Ps.	0.04

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

	As of June 30,
	2009		2008
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	Ps.	765,858	Ps.	848,156
US GAAP adjustments:
• Appraisal revaluation of fixed assets (Note 19.I.a)		(3,953)		(3,953)
• Pre-operating expenses
Original value (Note 19.I.b)		(23,577)		(9,488)
Accumulated amortization (Note 19.I.b)		8,283		7,485
• Software developed or obtained for internal use (Note 19.I.c)		(56)		(113)
• Differences in basis relating to purchase accounting
Original value (Note 19.I.d)		23,856		23,856
Purchase accounting - Amortization and depreciation expenses (Note 19.I.e)		21,385		20,046
• Debtor’s accounting for a modification of convertible debt instruments (Note 19.I.j)		1,733		2,128
• Amortization of fees related to the Senior Notes (Note 19.I.k)		279		209
• Present-value accounting (Note 19.I.l)		17,606		4,482
• Reversal of previously recognized impairment losses (Note 19.I.m)		(47,070)		(50,293)
• Reversal of capitalized financial costs (Note 19 I.n)		(60,233)		5,354
• Accounting for real estate barter transactions (Note 19.I.o)		(2,719)		(150)
• Revenue recognition - deferred insurance & origination fees (Note 19.I.p)		(35,528)		(32,150)
• Revenue recognition - deferred commissions (Note 19.I.q)		(21,897)		(17,891)
• Revenue recognition - scheduled rent increases (Note 19.I.r)		14,860		6,847
• Deferred income tax (Note 19.I.s)		(121,283)		(96,687)
• Minority interest (Note 19.I.t)		(8,646)		4,099

• Shareholders’ equity under US GAAP	Ps.	528,898	Ps.	711,937

Description of changes in shareholders’ equity under US GAAP:

	Year ended June 30,
	2009		2008
• Shareholders’ equity as of the beginning of the year	Ps.	711,937	Ps.	668,074
• Cash dividends		(60,238)		(55,721)
• Other comprehensive income (Note 19.II.o)		(2,362)		(9,889)
• Net (loss) income under US GAAP		(120,439)		109,473

• Shareholders’ equity as of the end of the year	Ps.	528,898	Ps.	711,937

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

a) Appraisal revaluation of fixed assets

As discussed in Note 3.e., under Argentine GAAP, the Company recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by approximately Ps.4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore this reserve has been reversed.

b) Pre-operating expenses

Under Argentine GAAP, during the year ended June 30, 2009, the Company capitalized certain costs related to pre-opening activities of the Company’s shopping centers. These costs are amortized under the straight-line method over 3 years. The US GAAP adjustment for the years ended June 30, 2009, 2008 and 2007 represents the net effect of (i) expensing such costs as incurred and (ii) reversal of amortization on costs capitalized under Argentine GAAP and expensed under US GAAP.

c) Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalized certain costs related to software developed or obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1).

The US GAAP adjustment for the years ended June 30, 2009, 2008 and 2007 represents the net effect of (i) expensing such costs as incurred and (ii) reversal of amortization on costs capitalized under Argentine GAAP and expensed under US GAAP.

d) Differences in basis relating to purchase accounting

This reconciling item of Ps.23.9 million relates to various adjustments related to purchase accounting for business combinations which occurred prior to 2005, resulting in a difference between the amount of goodwill recorded under Argentine GAAP and US GAAP.

In addition, as discussed in Note 3.h., under Argentine GAAP, the Company followed the guidance in RT No. 18 in accounting for the acquisition of business combinations. The purchase price was allocated based on the relative fair value of each component. A portion of the purchase price was allocated to tangible assets considering the value of the property as if it were vacant. In addition, a portion of the purchase price was allocated to below-market leases and in-place leases. No customer relationships were identified as part of the in-place leases. The sum of the individual fair values of the identifiable tangible and intangible assets exceeded the purchase price paid. Under Argentine GAAP, the amount of negative goodwill was allocated to reduce the value of intangible assets acquired to zero. The remaining amount of negative goodwill is amortized under the straight-line method over a term not exceeding 19 years. Under US GAAP, upon acquisitions of real estate, the Company also assesses the fair value of acquired assets and acquired liabilities in accordance with Statement of Financial Accounting Standard No. 141, Business Combinations, and Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, and allocates purchase price based on these assessments. There is no difference between US GAAP and Argentine GAAP in the purchase price allocation process. However, under US GAAP, when negative goodwill exists, eligible assets (tangible and intangible) are subject to pro rata reduction. Accordingly, under US GAAP, a liability for below-market leases and intangible assets for in-place leases amounting to Ps.2.1 million and Ps.6.0 million, respectively, were recognized. The fair value of below market leases was recorded as deferred income and amortized as additional lease revenue over the remaining contractual lease period and any renewal option periods included in the valuation analysis. Intangible assets associated with at-market in-place leases are amortized as additional expense over the remaining contractual lease term. There is no US GAAP adjustment to equity for this item.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

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

Also, in May 2006, the Company acquired an additional 2.7% in ERSA. Under Argentine GAAP, the unallocated portion of negative goodwill was amortized over the average remaining useful lives of tangible assets acquired, mainly the shopping center property. Under US GAAP, a pro rata reduction was performed following the guidance in SFAS No. 141. This reduction resulted in lower depreciation charges under US GAAP. Since the amortization of negative goodwill under Argentine GAAP equals the lower depreciation charge of the assets acquired under US GAAP (after pro rata reduction), there is no effect in the US GAAP reconciliation.

Since the sum of the individual fair values of the identifiable tangible and intangible assets exceeds the purchase price, a pro rata reduction of the allocated amounts was performed in accordance with paragraph 44 of SFAS No. 141.

As further discussed above, due to certain differences in purchase accounting for acquisitions prior to 2005, goodwill under Argentine GAAP differed from goodwill under US GAAP. In addition, amortization of goodwill under US GAAP ceased effective June 30, 2002. Total goodwill under US GAAP as of adoption of SFAS 142 was Ps.39.8 million.

Subsequent acquisitions through June 30, 2009 generated additional goodwill under both Argentine GAAP and US GAAP amounting to Ps.7.4 million. As such, goodwill as of June 30, 2009 was Ps.47.2 million.

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

The Company performed step 1 impairment tests of recorded goodwill as of June 30, 2009 amounting to Ps.47.2 million. The step 1 tests indicated that the fair values of the reporting units, calculated primarily using discounted expected future cash flows, exceeded their carrying values as of the test dates. Accordingly, step 2 of the impairment tests was not required to be performed for those reporting units, and no impairment charges were necessary.

e) Purchase accounting - Amortization and depreciation expenses

This reconciling item includes adjustments related to purchase accounting for business combinations which occurred prior to 2005, resulting in a difference between the amount of goodwill recorded under Argentine GAAP and US GAAP. The differences in the carrying amount of goodwill between Argentine GAAP and US GAAP of Ps.23.9 million gave rise to differences in amortization expense under US GAAP until June 30, 2002. Accumulated amortization as of June 30, 2002 amounted to Ps.6.0 million. Effective July 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” and, as such, discontinued amortization of this goodwill as from that date.

In addition, under Argentine GAAP, goodwill is amortized under the straight-line method generating amortization expense of Ps.2.6 million, Ps.2.2 million and Ps.4.4 million for the years ended June 30, 2009, 2008 and 2007, respectively. Under US GAAP, amortization expense recorded was reversed for all periods presented.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

e) Purchase accounting - Amortization and depreciation expenses (continued)

In addition, the differences in the carrying amount of fixed assets and intangible assets acquired between Argentine GAAP and US GAAP and the reversing of the amortization of the negative goodwill recorded under Argentine GAAP as described above gave rise to (i) amortization charges for intangible assets recognized under US GAAP; (ii) higher amortization of deferred revenues (below-market leases); (iii) lower depreciation charges on fixed assets; and (iv) reversing of the amortization of the negative goodwill recorded under Argentine GAAP, amounting to a net lower effect of Ps.1.2 million, Ps.1.5 million and Ps.1.0 million during fiscal years 2009, 2008 and 2007, respectively.

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

g) Recognition of inventories at cost and gain on transaction not consummated

Under Argentine GAAP, inventories for which the title has not yet been transferred but for which a down payment has been received fixing the sales price and the terms and conditions of the agreement provide reasonable assurance about the closing of the transaction and realization of gain, are carried at net realizable value as of year-end (these transactions are considered “consummated” for Argentine GAAP purposes). Under US GAAP, inventories are carried at cost. Therefore, the US GAAP adjustment represents the reversal of the gains recognized under Argentine GAAP of Ps.2.5 million and Ps.1.0 million for the years ended June 30, 2008 and 2007, respectively.

h) Securitization Accounting

The Company enters into ongoing revolving-period securitization programs, through which Tarshop, a majority-owned subsidiary of the Company, transfers credit card receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses” in the accompanying consolidated balance sheets. CPs are carried at their equity value based on financial statements issued by the trusts, less allowances for impairment if the carrying value exceeds their estimated recoverable value and classified as investments in the accompanying consolidated balance sheets. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, the Company adopted Statement of Financial Accounting Standard No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 140 was issued in September 2000 and replaced, in its entirety, SFAS No. 125. SFAS No. 140 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. As of June 30, 2008, the Company adopted Statement of Financial Accounting Standard No. 156, “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140” (“SFAS No. 156”) that

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

h) Securitization Accounting (continued)

provides guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of SFAS No. 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, the Company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. As of June 30, 2009 and 2008, the Company has recorded a servicing liability of Ps.1.5 million and Ps.8.2 million. Following SFAS No. 156, the Company elected the amortization method and assessed the increase in the obligation of the servicing liability based on fair value.

The retained interests in securitized credit card receivables are treated as an equity security classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (“SFAS No. 115”), “Accounting for Certain Investments in Debt and Equity Securities”, and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with SFAS No. 140. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. SFAS No. 115 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of operations. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under US GAAP.

Provided below is an analysis of the securitization accounting adjustments, including a description of each significant component, where appropriate.

The shareholders’ equity adjustments represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts are carried at the lower of their equity value and their fair value. Under US GAAP those retained interests are considered available-for-sale securities in accordance with SFAS 115 and, as a result, are carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity at June 30, 2009 and 2008 are as follows:

	2009		2008
Equity value, net of allowances, as reported under Argentine GAAP	Ps.	166,822	Ps.	154,893

Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(38,900)		(50,893)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.	127,922	Ps.	104,000
Estimated fair value of retained interests related to securitization programs that qualified as a sale under US GAAP		127,922		104,000

US GAAP adjustment	Ps.	—	Ps.	—

•	The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2009, 2008 and 2007 are as follows:

	2009		2008		2007
Reversal of losses recognized under Argentine GAAP	Ps.	21,104	Ps.	25,048	Ps.	1,875
Recognition of losses (gains) under US GAAP on the sale of receivables		687		(3,868)		(1,293)
Reclassification of unrealized losses (i)		(15,054)		(12,190)		—

US GAAP adjustment	Ps.	6,737	Ps.	8,990	Ps.	582

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

h) Securitization Accounting (continued)

(i) As provided by SFAS 115, as of June 30, 2009 the Company determined that the decline in fair value below amortized cost is other-than-temporary for those interests in securitized receivables which were issued up to June 30, 2008, recognizing in consequence an impairment of Ps.15.1 million. As of June 30, 2008 the Company determined that the total amount of the decline in fair value below amortized cost was other-than-temporary, recognizing an impairment loss of Ps.12.2 million.

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

The following summarizes the changes in the balance of the Company’s retained interests for the years ended June 30, 2009, 2008 and 2007:

	Cost		Estimated unrealized gain (loss) (i)		Fair value (ii)
Balance at June 30, 2006	Ps.	17,647	Ps.	9,625	Ps.	27,272
Increase in retained interest		39,062		—		39,062
Liquidation of retained interests		(6,725)		—		(6,725)
Change in unrealized gain		—		2,000		2,000

Balance at June 30, 2007	Ps.	49,984	Ps.	11,625	Ps.	61,609
Increase in retained interest		69,134		—		69,134
Liquidation of retained interests		(2,928)		—		(2,928)
Change in unrealized gain (loss)		—		(23,815)		(23,815)
Reclassifications of unrealized losses		(12,190)		12,190		—

Balance at June 30, 2008	Ps.	104,000	Ps.	—	Ps.	104,000
Increase in retained interest		99,895		—		99,895
Liquidation of retained interests		(54,182)		—		(54,182)
Change in unrealized gain (loss)		—		(21,791)		(21,791)
Reclassifications of unrealized losses		(15,054)		15,054		—

Balance at June 30, 2009	Ps.	134,659	Ps.	(6,737)	Ps.	127,922

(i)	Unrealized gains for the years ended June 30, 2006 and 2007 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.
(ii)	Unrealized losses for the year ended June 30, 2008 were included in earnings (losses). Unrealized losses for the year ended June 30, 2009 related to those interests in securitized receivables which were issued up to June 30, 2008 were included in earnings (losses).

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The valuation models use information deriving from or that can be observed with market data.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

h) Securitization Accounting (continued)

The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2009 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Rates including charges for losses	Ps.	(5,555)	Ps.	(9,913)

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

j) Debtor’s accounting for a modification of convertible debt instruments

As indicated in Note 15, in August 2002 the Company issued US$50 million of Convertible Notes. Under US GAAP, the Company applied APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. Under US GAAP the Company applied the guidance in Emerging Issues Task Force 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rates” (“EITF 98-5”). EITF 98-5 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). No proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

The terms were modified to extend the maturity date through July 19, 2014. Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

j) Debtor’s accounting for a modification of convertible debt instruments (continued)

the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. If it is determined that the original and new debt instruments are not substantially different, then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. Based on the analysis performed, the Company concluded that the instruments were not substantially different and accordingly the old instrument was not derecognized.

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

Based on the analysis performed, neither of criteria 1, 2 or 3 above was met. Accordingly, the change of the debt instrument was not accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively, amounting to Ps.0.4 million for all of the years presented.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

k) Amortization of fees related to the Senior Notes

Under Argentine GAAP, fees and expenses relating to the Series II of Non-Convertible Notes are amortized on a straight-line method over the term of the agreement. Under US GAAP, following FAS No. 91, such costs are amortized over the same period but using the effective interest method. Since the issuance of the Company’s Non-Convertible Notes occurred in May 2007, the amount of the adjustment for the year ended June 30, 2007 was not significant.

l) Present-value accounting

As indicated in Note 3.v., under Argentine GAAP, certain tax credits are present-valued as of year-end. Under US GAAP, present valuing or discounting of these assets is precluded.

m) Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed for the years ended June 30, 2009, 2008 and 2007 amounted to Ps.0.1 million, Ps.0.1 million and Ps.2.3 million, respectively, given rise to higher depreciation charges under Argentine GAAP. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Depreciation expense reversed under US GAAP for the years ended June 30, 2009, 2008 and 2007 amounted to Ps.3.4 million, Ps.3.2 million and Ps.4.9 million, respectively, and are shown netted against the reversal impairment losses under Argentine GAAP.

n) Reversal of capitalized financial costs

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the years ended June 30, 2009, 2008 and 2007 related to the PAMSA project. Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (SFAS No. 34), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34. The US GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP related to the acquisition and construction of PAMSA for the years ended June 30, 2009, 2008 and 2007 amounting to Ps.(65.6) million, Ps.5.8 million and Ps.(0.4) million, respectively.

o) Accounting for real estate barter transactions

During the years ended June 30, 2009 and 2008 the Company entered into a certain non-monetary transactions with an unrelated party pursuant to which the Company sold parcels of land held for sale in the ordinary course of business in exchange for cash and real estate properties.

Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, gains of Ps.2.6 million and Ps.0.1 million were recognized for the years ended June 30, 2009 and 2008, respectively. No barter transactions were consummated during the year ended June 30, 2007.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 153, Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29 (“SFAS No. 153”). SFAS No. 153 amended APB Opinion No. 29 (Opinion 29), Accounting for Non-monetary Transactions, which was issued in 1973. SFAS No. 153 requires exchanges of non-monetary assets to be measured based on the fair value of the assets exchanged and eliminates the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

o) Accounting for real estate barter transactions (continued)

Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The Company applied SFAS No. 153 as from July 1, 2007.

Under SFAS No. 153 the Company determined that all of its barter transactions have commercial substance and therefore the transactions must be measured at fair value.

In certain barter transactions, when the Company does not receive a down payment or receives a down payment which is less than 10% of the sales price, the Company follows the deposit method as prescribed under Statement of Financial Accounting Standard No. 66 “SFAS No. 66”. Under the deposit method the Company does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the liability has been assumed by the buyer. The Company discloses that those items are subject to a sales contract. Therefore, under US GAAP, any gain recognized under Argentine GAAP is reversed.

For the years ended June 30, 2009 and 2008, gains of Ps.2.6 million and Ps.0.1 million, respectively, recorded under Argentine GAAP were reversed under US GAAP. The US GAAP adjustment reflects the effect of the reversal of the abovementioned gains.

p) Revenue recognition – deferred insurance and origination fees

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

q) Revenue recognition – deferred commissions

Under Argentine GAAP, lease commissions earned are recognized at the time a transaction is successfully completed. A transaction is considered successfully concluded when both parties have signed the related lease contract. Under US GAAP, lease commissions are deferred and amortized to income over the term of the respective leases.

r) Revenue recognition – scheduled rent increases

Under Argentine GAAP, revenue from non-cancelable leases subject to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standard No. 13 “Accounting for Leases” (“SFAS No. 13”) and FTB 85-3 and accordingly, recognized escalated rental revenue under the straight-line method over the term of the leases.

In the determination of the US GAAP adjustment, the Company considered the definition of lease term in paragraph 5(f) of SFAS No. 13. All lease agreements are cancelable pursuant to Law 23,091 as amended by Law 24,808. This law provides that after an initial six-month period tenants may rescind commercial lease agreements upon 60 days’ written notice by incurring non-significant monetary penalties (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease).

Paragraph 5(f) of SFAS No. 13 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable” for purposes of this definition.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

r) Revenue recognition – scheduled rent increases (continued)

Based on the provisions of paragraph 5(f) of SFAS No. 13, the Company concluded that, even though the lease are cancelable, lessees would incur significant “economic penalties” if these agreements were to be rescinded prior to maturity. The Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements.

The Company reached this conclusion based on the factors mentioned in paragraph 5(o) of SFAS No. 13, including (i) the shopping centers’ geographical location and accessibility; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses in renovation, maintenance and improvements

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

s) Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes” (“SFAS No. 109”). However, as discussed in Note 14, following Resolution CD 93/2005 issued by CPCECABA, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary.

In addition, the US GAAP adjustment includes the effect of deferred income taxes on the reconciling items, as appropriate.

Consumer Finance Business Deferred Tax Asset

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of the net deferred tax assets related to the consumer financing business, as the future realization of their tax benefits is not considered by management to be more likely than not. Therefore, a valuation allowance of Ps.5.4 million has been provided, mainly related to the tax loss carry forwards generated by the consumer-financing segment. The legal expiration period for this tax loss carry forwards is five years. In its assessment, the Company has considered the near-term projections of the consumer financing business segment after measures taken by the Company to streamline the operations.

Also, the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, the Company considered the ultimate realization of these tax credits to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

However, SFAS No. 109 prescribes more detailed and specific guidance related to the assessment of the need for a valuation allowance. US GAAP requires the weighting of positive and negative evidence in accordance with its objective verifiability. Furthermore, it indicates that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome thereby requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. When assessing whether a company’s deferred tax asset will be realized, a company’s recent losses or near-term expected losses will generally carry more weight in the assessment than its prior historic profitability or its longer-term projected profitability (which is typically more subjective in nature). Therefore, the existence of a 3-year cumulative loss in a jurisdiction, particularly if it includes multiple periods of significant annual losses without recent evidence of turnaround, will effectively preclude consideration of future profitability in most instances as being objectively verifiable.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

s) Deferred income tax (continued)

The consumer financing business segment is in a three-year cumulative loss position primarily related to the causes described in Note 17.

Based on the authoritative literature, the losses generated by the consumer financing business are mainly a result of loan loss reserves which would not be considered one time or non-recurring as they are directly related to the business. Furthermore, the long-term projected profitability is more subjective in nature.

Accordingly, under US GAAP, a full valuation allowance has been provided for the net deferred tax assets and tax credits related to tax on minimum presumed income related to the consumer financing business segment and the tax effects on US GAAP adjustments.

t) Minority interest

This adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

In its initial application of SAB No. 108, the Company corrected the errors by increasing the balance of accounts receivable against retained earnings in the amount of Ps.5.4 million as of June 30, 2007. The correction also required adjustment for deferred income taxes and minority interest.

u) Adoption of FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”

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

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

a) Disclosure of maturities of long-term debt

Scheduled maturities of the long-term debt for the next years (excluding current portion), as of June 30, 2009, are as follows:

2010	Ps.	39,923
2011		39,771
2014		179,325
2017		436,654

	Ps.	(1) 695,673

(1)	Not including deferred debt issuance costs in the amount of Ps.3.5 million.

b) Disclosure of operating lease information

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 19.I.r) for more information as to how the Company considered this definition.

Minimum future rentals on cancelable leases as of June 30, 2009 for each of the five succeeding fiscal years are as follows:

2010	Ps.	186,367
2011		135,339
2012		81,047
2013		42,759
2014		21,681
Over 2014		52,826

	Ps.	520,019

Included in lease revenues for the years ended June 30, 2009, 2008 and 2007 were contingent rentals of Ps.70.9 million, Ps.73.3 million and Ps.51.9 million, respectively.

c) Disclosure of related parties transactions

The following additional disclosures of transactions with related parties are required under US GAAP:

Donations: For the years ended June 30, 2009, 2008 and 2007, the Company made unconditional promises to give money to Fundación IRSA amounting to Ps.1.2 million, Ps.4.6 million and Ps.4.4 million, net of recoveries, respectively. Unconditional promises are paid in the subsequent year.

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. The Company’s Chairman Eduardo S. Elsztain is also the Chairman of IRSA, shareholder of the Company. In addition, the Company granted Fundación Museo de los Niños a 30-year free right to use a determined area of its Abasto and Rosario shopping centers to host an interactive learning center for children and adults.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

c) Disclosure of related parties transactions (continued)

Loans from Major Shareholders: As of June 30, 2009 IRSA and Parque Arauco owned US$31.7 million and US$15.5 million, respectively, of the Company’s Convertible Notes. As of June 30, 2009, IRSA owned 63.3% of the common shares. Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of the other bondholders, IRSA would own 83.7% of the common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.9% of the common stock.

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

As of June 30, 2009 IRSA owned Series I and Series II of the Company’s Non-Convertible Notes for a face value of US$39.6 million and Ps.46.5 million, respectively.

Lease of office property: As of December 2003, the Company moved the headquarters to the 22nd and 23rd floors of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. The Company leases its headquarters and parking lot spaces from Inversora Bolivar S.A., a subsidiary of IRSA, pursuant to two lease agreements, the first one for our headquarters and ten parking lot spaces and the second one for its subsidiary Fibesa S.A.’s headquarters and another eight parking lot spaces. The first agreement has an initial duration of 60 months with an optional extension of 36 additional months, and the second one, effective as of January 2005, has an initial duration of 60 months with an optional extension of 36 additional months. The Company pays a monthly rent of US$5,958 for the first agreement and US$2,979 for the second one, with the first two months free.

As from December 2005, the Company leases the entire 9th floor and one third of the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to two lease agreements, the first one for its headquarters and eight parking lot spaces and the second one for its headquarters (one third of the floor) and three parking lot spaces. The first agreement had an initial duration of 46 months, effective as from January 2005 to March 31st, 2008. The Company paid a monthly rent of US$5,386. The second one, effective as from September 2005, has duration of 35 months with no optional extension; the Company pays a monthly rent of US$2,648 with the first month free.

As of October 2007, the Company leases the entire 4th floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as from October 2007, has an initial duration of 36 months The Company pays a monthly rent of US$19,750 for the agreement.

As of January 2008, the Company leases one third of the 2nd floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as from January 2008, has an initial duration of 36 months. The Company pays a monthly rent of US$6,583 for the agreement.

As of March 2008, the Company leases the entire 3rd floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as from March 2008, has an initial duration of 36 months The Company pay a monthly rent of US$19,750 for the agreement.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

c) Disclosure of related parties transactions (continued)

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

Legal services: During the years ended June 30, 2009, 2008 and 2007, the Company and the subsidiaries were charged by the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.2.5 million, Ps.1.0 million and Ps.1.6 million, respectively, as fees for legal services.

The Company’s Vice-Chairman Saúl Zang; the alternate Directors Juan M. Quintana, Salvador D. Bergel, and Pablo D.Vergara del Carril; the Syndic Ángel. D. Vergara del Carril and the alternate Syndic Armando F. Ricci are members of the law firm Zang, Bergel & Viñes.

Sale of E-Commerce Latina S.A. shares to IRSA: In November 2007, the Company sold its interest in E-commerce Latina S.A. to IRSA and Patagonian Investment S.A. See Note 2.h. for details.

d) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, Statement of Financial Accounting Standard No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Statement of Financial Accounting Standard No. 107, “Disclosures About Fair Value of Financial Instruments” (“SFAS No. 107”), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents, accounts receivable and accounts payable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. Statement of Financial Accounting Standard No. 119 “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments” requires reporting entities to disclose certain information for derivative financial instruments. Statement of Financial Accounting Standard No. 133 “Accounting for derivative instruments and hedging activities” (“SFAS No. 133”) superseded Statement of Financial Accounting Standard No. 105 “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk” and Statement of Financial Accounting Standard No. 119 “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments” and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 19.II.f) for details of concentration of credit risk.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

d) Disclosure about fair value of financial instruments (continued)

The Company adopted Statement of Financial Accounting Standard No. 157 “Fair Value Measurements” (“SFAS No. 157”) in the fiscal year ended June 30, 2009. In SFAS No. 157, three levels of input, which are used to measure fair value, are as follows.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities.

Level 3: Unobservable inputs for assets or liabilities.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, and estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of June 30, 2009:

	Level 1	Level 2	Level 3	Total
Assets
Cash and banks	21,524	—	—	21,524
Other investments, net (i)	28,743	—	—	28,743
Other investments, net (ii)	—	—	127,922	127,922

Total	50,267	—	127,922	178,189

	Level 1	Level 2	Level 3	Total
Liabilities
Other liabilities (iii)	—	243	—	243

Total	—	243	—	243

(i)	Includes mutual funds, mortgage bonds issued by Banco Hipotecario S.A. and other government bonds.
(ii)	Corresponds to retained interests in securitized receivables.
(iii)	Corresponds to derivative financial instruments.

The following is a description of the valuation methodologies used for the assets and liabilities measured at fair value, key inputs and significant assumptions:

Cash equivalents: Cash equivalents represent highly liquid investments with original maturities of three months or less. Generally, quoted market prices are used to determine the fair value of these instruments.

Marketable securities: Marketable securities and other securities investments include debt securities and equity securities. The Company uses quoted market prices for identical or similar assets or liabilities to measure fair value.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

d) Disclosure about fair value of financial instruments (continued)

Derivative financial instruments: The Company estimates the fair value of derivative financial instruments using industry-standard valuation models that requires observable inputs including interest rates and foreign exchange rates, and the contractual terms. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. The Company’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

Retained interests in securitized receivables: Investments classified as Level 3 include retained interests in securitized financial receivables, which are measured at fair value using assumptions such as interest rate, projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions, contractual interest paid to third-party investors and other factors.

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended June 30, 2009:

Retained interests in securitized receivables
Balance at beginning of year	104,000
Issuance of retained interests in securitizations	99,895
Liquidation of retained interests in securitizations	(54,182)
Total gains and (losses):
Included in earnings	(15,054)
Included in other comprehensive income	(6,737)

Balance at end of year	127,922

The following is a description of the valuation methodologies used for the assets and liabilities not measured at fair value, key inputs and significant assumptions:

Mortgages and leases receivable, net: The carrying amount of mortgages and leases receivables reported in the consolidated balance sheet approximates their fair value.

Accounts and notes receivable, net: Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts and notes payable: The carrying amount of accounts and notes payable reported in the consolidated balance sheet approximates their fair value.

Short-term debt: The carrying amount of short-term debt reported in the consolidated balance sheet approximates fair value due to its short-term nature.

Long-term debt: As of June 30, 2009 and 2008, except for the Company’s Convertible Notes and Non-Convertible Notes as discussed below, the carrying amount of long-term debt reported in the consolidated balance sheet approximates their fair value.

The fair value of the Company’s Convertible Notes was Ps.812.3 million and Ps.1,642.9 million as of June 30, 2009 and 2008, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

d) Disclosure about fair value of financial instruments (continued)

In addition, the fair value of the Company’s Non-Convertible Notes Series I and II was Ps.295.1 million and Ps.84.9 million as of June 30, 2009, respectively, and Ps.256.4 million and Ps.119.9 million as of June 30, 2008, respectively. Such fair value was determined based on the market price of the Notes.

Other receivables and other liabilities: The carrying amount of other receivables and other liabilities reported in the consolidated balance sheet approximates fair value due to their short-term nature.

e) Additional disclosures about derivative financial instruments

The Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”), to enhance the current disclosure framework in SFAS No. 133. SFAS No. 161 amends and expands the disclosures required by SFAS No. 133 so that they provide an enhanced understanding of “(1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (3) how derivative instruments affect an entity’s financial position, financial performance, and cash flows.”

The Company adopted SFAS No. 161 in the fiscal year ended June 30, 2009. The Company employs derivative financial instruments, including foreign exchange forward contracts, to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not use derivatives for speculation or trading

Undesignated derivative financial instruments

The Company uses foreign exchange forward contracts, to manage its exposure to foreign currency exchange rate fluctuations from an economic perspective, and for which the Company is unable or has elected not to apply hedge accounting.

Fair value and gains or losses on derivative financial instruments

The following table summarizes the fair values of derivative financial instruments as of June 30, 2009 and 2008:

Derivatives not designated as hedging instruments under SFAS No. 133

Fair Value of Derivative Instruments
	Liability Derivatives
As of June 30,	2009			2008
	Balance Sheet Location		Fair Value	Balance Sheet Location		Fair Value
Foreign exchange contracts	Other liabilities (Note 4.k)		243	Other liabilities (Note 4.k)		4,600

Total derivatives not designated as hedging instruments under Statement 133		Ps.	243		Ps	. 4,600

The Notional amounts are summarized in Note 12.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

e) Additional disclosures about derivative financial instruments (continued)

The following table summarizes the gains and losses on derivative financial instruments reported in the Consolidated Statement of Operations for the years ended June 30, 2009 and 2008:

Derivatives not designated as hedging instruments under statement 133	Location of gain (loss) recognized in income on derivative	Amount of gain (loss) recognized in income on derivative
		Years ended June 30,
		2009		2008
Foreign exchange contracts	Financial results, net (Note 7)		9,436		(4,100)

		Ps.	9,436	Ps.	(4,100)

The derivatives entered into by the Company do not contain credit risk related contingent features.

The Company executed all of its derivative financial instruments with Cresud S.A.C.I.F. y A., the majority shareholder of IRSA Inversiones y Representaciones Sociedad Anónima, the controlling shareholder of the Company, and with financial institutions. All of them are denominated in U.S. dollars. Derivative financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations, and elements of credit risk in the event the counterparty should default. In the unlikely event the counterparty fails to meet the contractual terms of a foreign currency instrument, the Company’s risk is limited to the fair value of the instrument.

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

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiary Tarshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Due to the current credit crisis and other conditions, some customers experienced delays in payments and also uncollectibility rates increased during the year ended June 30, 2008 and thereafter. As of June 30, 2009, the allowance for doubtful accounts increased Ps.12.6 million, or 19.0% as compared to June 30, 2008, which reflects current economic conditions and recent delinquency trends. As of September 30, 2009 the allowance for doubtful accounts decreased as compared to June 30, 2009, reflecting weakening economic environment affecting consumers and card members delinquencies and charge-offs. The Company is closely monitoring the delays, delinquency and uncollectibility rates.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

f) Credit risk (continued)

As discussed in Note 11, as of June 30, 2009, Tarshop sold receivables aggregating Ps.1,491.2 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated retained interests held by the Company representing Ps.147.0 million and Ps.7.8 million escrow reserves for losses. Due to the factors mentioned above as of June 30, 2009 the Company recorded an other-than-temporary impairment of Ps.15.1 million to the retained interests to reflect current fair value. For the three months ended September 30, 2009, no additional impairment charge related to the retained interests in securitized receivables was necessary.

g) Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements”. This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The key changes to current practice are (1) the definition of fair value, which focuses on an exit price rather than an entry price; (2) the methods used to measure fair value, such as emphasis that fair value is a market-based measurement, not an entity-specific measurement, as well as the inclusion of an adjustment for risk, restrictions and credit standing and (3) the expanded disclosures about fair value measurements. This statement does not require any new fair value measurements. The Company adopted SFAS 157 for its fiscal year ended June 30, 2009. The adoption of this standard did not have a significant impact on the Company’s financial position or results of operations. The required disclosures are included in Note 19.II.d. to these consolidated financial statements.

The FASB has issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” which defers the provisions of SFAS 157 relating to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Consequently, SFAS No. 157 will be effective for the Company’s year ended June 30, 2010 as it relates to non-financial assets and liabilities. The Company has not finalized the assessment of SFAS 157 as it relates to the non-financial assets and liabilities. The Company expects the adoption of the deferral provisions of the standard will not have a material impact on the Company’s financial position or results of operations, although it may result in additional disclosures.

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, to clarify the provisions of SFAS 157 relating to valuing a financial asset when the market for that asset is not active. The Company adopted FSP FAS 157-3 for its fiscal year ended June 30, 2009. The adoption of this guidance did not have a significant impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company has elected not to measure any of its current eligible financial assets or liabilities at fair value upon adoption of SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations”. SFAS 141R expands the original guidance’s definition of a business. It broadens the fair value measurement and recognition to all assets acquired, liabilities assumed and interests transferred as a result of business combinations. SFAS 141R requires expanded disclosures to improve the ability to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore SFAS 141R will be effective for the Company for business combinations made on or after July 1, 2009, i.e. its fiscal year ended June 30, 2010. The Company expects the adoption of SFAS 141R to have a material effect on the accounting for its acquisitions of businesses and properties completed after June 30, 2009.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

g) Recently issued accounting pronouncements (continued)

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. SFAS 160 requires that a non-controlling interest in an unconsolidated entity be reported as equity and any losses in excess of an unconsolidated entity’s equity interest be recorded to the non-controlling interest. The statement requires fair value measurement of any non-controlling equity investment retained in a deconsolidation. SFAS 160 is effective for annual periods beginning after December 15, 2008. Therefore SFAS 160 will be effective for the Company’s year ended June 30, 2010 and many provisions will be applied retrospectively. The Company is currently evaluating the impact SFAS 160 will have on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS 161 is effective for reporting periods (annual or interim) ending after November 15, 2008, as amended by FASB Staff Position No. FAS 133-1 and FIN 45-4 on December 31, 2008. The Company adopted SFAS 161 for its fiscal year ended June 30, 2009. The adoption of this standard did not have a significant impact on the Company’s financial position and results of operations. The additional disclosures are included in Note 19.II.e. to these consolidated financial statements.

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

In June 2008, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 07-5, (“EITF 07-5”) “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. Therefore, EITF 07-5 will be effective for the Company’s year ended June 30, 2010. The guidance in this Issue shall be applied to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. The cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year, presented separately. The cumulative-effect adjustment is the difference between the amounts recognized in the statement of financial position before initial application of this Issue and the amounts recognized in the statement of financial position at initial application of this Issue. The amounts recognized in the statement of financial position as a result of the initial application of this Issue shall be determined based on the amounts that would have been recognized if the guidance in this Issue had been applied from the issuance date of the instrument(s). However, in circumstances in which a previously bifurcated embedded conversion option in a convertible debt instrument no longer meets the bifurcation criteria in Statement 133 at initial application of this Issue, the carrying amount of the liability for the conversion option (that is, its fair value on the date of adoption) shall be reclassified to shareholders’ equity. Any debt discount that was recognized when the conversion option was initially bifurcated from the convertible debt instrument shall continue to be amortized. Paragraphs 12 and 13 of this Issue shall not result in a transition adjustment at the effective date because that guidance is consistent with guidance previously contained in Issue 01-6, which is nullified by this Issue. The transition disclosures in paragraphs 17 and 18 of Statement 154 shall be provided. The Company is currently evaluating the impact EITF 07-5 will have on the consolidated financial statements.

In November 2007, the EITF issued EITF Issue No. 07-6, (“EITF 07-6”) “Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66, When the Agreement Includes a Buy-Sell Clause”. This Issue was effective for new arrangements entered into and assessments performed in fiscal years beginning after December 15, 2007,

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

g) Recently issued accounting pronouncements (continued)

and interim periods within those fiscal years. The Company adopted EITF 07-6 for its fiscal year ended June 30, 2009. The adoption of this standard did not have an impact on the Company’s financial position or results of operations. For purposes of the transition guidance, assessments are any assessment performed pursuant to Statement 66 after the effective date of this Issue for arrangements accounted for under the deposit, profit-sharing, leasing, or financing methods for reasons other than the existence of a buy-sell clause.

In June 2009, the FASB issued SFAS No. 168, (“SFAS 168”) “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”. SFAS 168 establishes the Codification as the single source of accounting principles and the framework for selecting the accounting principles used in preparing financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. The standard is effective for financial statements that cover interim and annual periods ending after September 15, 2009. The Company will modify the references to standards to conform to the new Codification for the year ended June 30, 2010.

In June 2009, the FASB issued SFAS No. 167, (“SFAS 167”) “Amendments to FASB Interpretation No. 46(R)”. SFAS 167 provides further guidance on assessing the consolidation of variable interest entities or VIE. This standard will, among other things, establish new criteria for determining the primary beneficiary, and increase the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies the characteristics that identify a VIE and contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a VIE, a company’s power over a VIE, or a company’s obligation to absorb losses or its rights to receive benefits of an entity must be disregarded. The standard will be effective for annual financial statements for periods ending after November 15, 2009, i.e. thus effective for the Company’s year ended June 30, 2010. The Company has not yet evaluated the impact, if any, this standard may have on the determination or reporting of the financial results.

In June 2009, the FASB issued SFAS No. 166 (“SFAS 166”), “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”. SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. The standard will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. Thus the standard will be effective for the Company’s transfers of financial assets in its fiscal year ended June 30, 2011. The Company is currently analyzing the impact that this standard will have on the Company’s financial position and results of operations.

In May 2009, the FASB issued SFAS No. 165 (“SFAS 165”), “Subsequent Events”. SFAS 165 intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The standard is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted FAS 165 in its fiscal year ended June 30, 2009 and the disclosure is made in Note 19.II.v.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. FSP FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. The guidance is effective for interim and annual reporting periods ending after June 15, 2009 on a prospective basis. The Company adopted FAS 157-4 in its fiscal year ended June 30, 2009. The Company has evaluated the guidance and has determined that it did not have a significant impact on the determination or reporting of its financial results.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in U.S.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

g) Recently issued accounting pronouncements (continued)

GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The guidance is effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted FSP FAS 115-2 and FAS 124-2 in its fiscal year ended June 30, 2009. See Note 19.II.n).

In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. FSP FAS 141(R)-1 amends and clarifies the initial recognition and measurement, subsequent measurement and accounting, and related disclosures of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after December 15, 2008 consistent with the effective dates of Statement 141(R). FSP FAS 141(R)-1 will be effective for the Company for business combinations made on or after July 1, 2009, i.e. its fiscal year ended June 30, 2010. The Company expects the adoption of this guidance to have a material effect on the accounting for its acquisitions of businesses and properties completed after June 30, 2009.

In November 2008, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 08-6, (“EITF 08-6”), “Equity Method Investment Accounting Considerations”. This Issue is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of Statement 141(R) and Statement 160. This Issue shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. EITF 08-6 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact SFAS 160 will have on the consolidated financial statements. The transition disclosures in paragraphs 17 and 18 of Statement 154 shall be provided, if applicable. The Task Force noted that transition is not required for the consensus on Issue 4 as it is consistent with guidance currently required by paragraph 19(l) of Opinion 18. This Issue addresses a number of matters associated with the impact that FAS 141(R) and FAS 160 might have on the accounting for equity method investments. A final consensus was reached on a several issues, including how an equity method investment should initially be measured, how it should be tested for impairment, how changes in classification from equity method to cost method should be treated, as well as other issues.

In November 2008, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 08-7, (“EITF 08-7”), “Accounting for Defensive Intangible Assets”. This Issue is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, in order to coincide with the effective date of Statement 141(R). This Issue shall be applied prospectively. Earlier application is not permitted. EITF 08-7 will be effective for the Company’s year ended June 30, 2010. The Company is currently evaluating the impact SFAS 160 will have on the consolidated financial statements. The guidance clarifies the accounting for certain separately identifiable intangible assets, which an acquirer does not intend to actively use, but intends to hold to prevent its competitors from obtaining access to them. The guidance requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting that should be amortized to expense over the period the asset diminishes in value.

h) Risks and uncertainties

The Company’s operations are subject to risks and uncertainties with respect to:

Risks associated with Argentine operations: All Company’s operations and properties are located in Argentina. As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina.

Shopping center and real estate market operating risks: The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people and the level of sales of each shopping center rental unit, increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

h) Risks and uncertainties (continued)

operational costs, caused by inflation or other factors, it could have a material adverse effect on the Company if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

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

The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition from other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed, could have a material adverse effect on the Company.

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

i) Statement of Cash Flows classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts.

Following SFAS No. 95 provisions, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statement of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets as of those dates.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

i) Statement of Cash Flows classification differences (continued)

	As of June 30,
	2009	2008	2007
Cash and banks	21,524	71,734	31,830
Current investments	186,169	289,542	485,408

Total cash and banks and current investments as per balance sheet	207,693	361,276	517,238
Less: Items not considered cash and cash equivalents

• Mutual funds	(1,424)	(10,575)	(438,107)
• Retained interests in securitized receivables, net of allowances	(126,033)	(45,684)	(22,104)
• Mortgage bonds issued by Banco Hipotecario S.A.	(633)	(1,027)	(1,662)
• Government bonds	(14,129)	(45,859)	(6,596)
• TDFs	(16,490)	(2,243)	—
• Others	—	—	(1,380)

Cash and cash equivalents as shown in the statement of cash flows	48,984	255,888	47,389

Until the year ended June 30, 2008, under Argentine GAAP, the Company considered all short-term, highly liquid investments that were readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents.

Therefore, until the year ended June 30, 2008, for US GAAP purposes, certain mutual funds were not considered to be cash equivalents. As a result, differences existed between the total amount of the increase or decrease in cash and cash equivalents reported in the primary Consolidated Financial Statements and the same totals that would be reported in a Consolidated Statement of Cash Flows prepared following SFAS 95 provisions.

As from the year ended June 30, 2009, the Company, for Argentine GAAP purposes, has modified the criteria previously used in order to exclude the mutual funds from the cash and cash equivalents amount, and has retroactively applied such criteria to years 2008 and 2007. Consequently, there is no classification difference between Argentine GAAP and US GAAP relating to this matter in all of the years presented.

Differences existed until the year ended June 30, 2008, between cash flows from operating, investing and financing activities reported in the primary Consolidated Financial Statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95. Due to the difference in the definition of cash and cash equivalents, cash flows from purchasing and selling of mutual funds were reported as cash flows from investing activities following SFAS 95 provisions. As from the fiscal year ended June 30, 2009, the Company modified the criteria, as stated above, and consequently there is no classification difference between Argentine GAAP and US GAAP relating to this matter in all of the years presented.

In addition, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP. The above mentioned effect of exchange rate changes on cash and cash equivalents for the fiscal years ended June 30, 2009, 2008 and 2007 amounts to Ps.8.7 million, Ps.0.8 million and Ps.0.7 million, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

i) Statement of Cash Flows classification differences (continued)

Additionally, under Argentine GAAP, the Company consolidates the accounts of Metroshop S.A. on a pro rata basis. Under US GAAP, proportionate consolidation is not appropriate since the Company does not exercise control over this investment. As a result, differences exist between the amount of cash and cash equivalents reported in the primary Consolidated Financial Statements and the amount of cash and cash equivalents that would be reported in a Consolidated Statement of Cash Flows prepared under US GAAP using Argentine GAAP numbers. For this reason, cash flows from operating, investing and financing activities would be different in a Consolidated Statement of Cash Flows prepared under US GAAP using Argentine GAAP since each line item would exclude the pro rata equity interest of the accounts of Metroshop S.A.

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

Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128.

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2009		2008		2007
Numerator:
Net (loss) income available to common shareholders	Ps.	(120,439)	Ps.	109,473	Ps.	75,742
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		—		14,917		14,941
Foreign currency exchange loss (gain) on Convertible Notes		—		(3,212)		331
Income tax effect		—		(3,974)		(5,221)

Net (loss) income available to common shareholders plus assumed conversions (i)	Ps.	(120,439)	Ps.	117,204	Ps.	85,793

Denominator:
Weighted-average number of shares outstanding		782,064		782,064		782,057
Plus: incremental shares of assumed conversions:
Convertible Notes		—		1,460,760		1,457,454

Adjusted weighted-average number of shares (i)	Ps.	782,064	Ps.	2,242,824		2,239,511

Basic and diluted EPS:
Basic net income per common share	Ps.	(0.15)	Ps.	0.14	Ps.	0.10
Diluted net income per common share (i)		(0.15)		0.05		0.04

(i)	For the year ended June 30, 2009, the computation of diluted earnings (losses) per share excludes the incremental shares from the assumed conversion of the Convertible Notes because their inclusion would be anti-dilutive.

k) Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

k) Severance indemnities (continued)

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

Under Argentine GAAP, the net deferred tax position by company has been classified as a non-current other receivable or as a non-current tax payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the current/non-current asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2009 and 2008, Ps.37.3 million and Ps.14.5 million, respectively, would have been classified as current assets; Ps35.2 million and Ps.5.6 million, respectively, would have been classified as non-current assets; Ps.1.6 million and Ps.2.3 million, respectively, would have been classified as current liabilities, and Ps.47.5 million and Ps.32.2 million, respectively, would have been classified as non-current liabilities.

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

m) Consolidated Statement of Operations classification differences

Should a US GAAP Consolidated Statement of Operations be presented, certain items shown in some line items of the Consolidated Statement of Operations under Argentine GAAP would have to be reclassified to affect other line items. The following reclassifications are intended to present Argentine GAAP numbers using a different criterion of classification under US GAAP. The numbers included below are not US GAAP numbers.

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

        Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Consolidated Statement of Income Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the Consolidated Statement of Operations. These costs, which are pass-through expenses to tenants

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

m) Consolidated Statement of Operations classification differences (continued)

included in both revenues and expenses were Ps.196.1 million, Ps.160.7 million and Ps.116.4 million for the years ended June 30, 2009, 2008 and 2007, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the EITF 01-14 be applied to the Argentine GAAP Consolidated Statement of Operations, net revenues under Argentine GAAP would have been Ps.838.6 million, Ps.800.9 million and Ps.599.6 million for the years ended June 30, 2009, 2008 and 2007, respectively.

Operating income

Certain expense and/or income items included within “Other expenses, net” and “Financial results, net” of the Argentine GAAP Consolidated Statement of Operations would have been included in the determination of operating income under US GAAP. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other income (expenses), net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded.

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps.112.6 million, Ps.171.8 million and Ps.155.4 million for the years ended June 30, 2009, 2008 and 2007, respectively.

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

The cost and estimated fair values of marketable securities available for sale at June 30, 2009 and 2008 were as follows:

	2009
Instrument	Cost		Unrealized gain	Unrealized loss	Fair value
Mutual funds	13,861		120	—	13,981
Mortgage bonds	470		163	—	633
Government bonds	14,129	(i)	—	—	14,129

(i)	New cost basis includes an other-than-temporary impairment of Ps.2.0 million

	2008
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual funds	60,864	177	(1)	61,040
Mortgage bonds	956	71	—	1,027
Government bonds	48,821	—	(2,962)	45,859

Proceeds from sales of investment securities available-for-sale during the years ended June 30, 2009 and 2008 were Ps.569.7 million and Ps.3.534 million, respectively. Gross gains of Ps.1.7 million and Ps.8.0 million for the years ended June 30, 2009 and 2008, respectively, were realized on those sales.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

n) Investments in debt and equity securities (continued)

On April 9, 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP 115-2). FSP115-2 established a new method of recognizing and reporting other-than-temporary impairments of debt securities. Prior to the issuance of FSP 115-2, impairments of investments in debt and equity securities classified as available-for-sale or held-to-maturity were evaluated on the basis of whether an entity could assert the ability and intent to hold the investment until a recovery of fair value (which for debt securities may have been maturity). If an entity was unable to make such an assertion, the investment was considered to be other-than-temporarily impaired and the costs basis of the security was written down to current fair value, with the write-down recognized currently in earnings. Also, regardless of intent, if it was probable that an investor would be unable to collect all amounts due according to the contractual terms of a debt security, the investment was considered to be other-than-temporarily impaired and the cost basis of the security was written down to current fair value, with the write-down recognized currently in earnings. The Company used this guidance for the years ended June 30, 2008 and 2007. No write-downs were recognized for the years then ended.

FSP 115-2 changes existing impairment guidance under FASB Statement No. 115.

Accounting for Certain Investments in Debt and Equity Securities (FAS 115) in the following significant ways for debt securities. The new framework does not apply to equity securities (i.e., impaired equity securities continue to be evaluated under previously existing guidance).

The most significant changes are:

(i)	The “ability and intend to hold” provision is eliminated and impairment is now considered to be other than temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell);

(ii)	The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other than temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security (any such shortfall is referred to in FSP 115-2 as a “credit loss”);

(iii)	If an entity intends to sell an impaired debt security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the impairment is other than temporary and should be recognized currently in earnings in an amount equal to the entire difference between fair value and amortized cost;

(iv)	If a credit loss exists, but an equity does not intend to sell the impaired debt security and is not more likely than not to be required to sell before recovery, the impairment is other than temporary and should be separated into (i) the estimated amount relating to credit loss, and (ii) the amount relating to all other factors. Only the estimated credit loss amount is recognized currently in earnings, with the remainder of the loss amount recognized in other comprehensive income.

Government bonds were in a continuous unrealized loss portion for over than 12 months as June 30, 2009. The Company evaluated these debt securities following the revised guidance in FSP 115-2 and determined that the securities are other-than-temporarily impaired. Since the Company intends to sell the impaired debt securities before recovery of its amortized cost basis less any current-period credit loss, the impairment was recognized currently in earnings in an amount equal to the entire difference between fair value and amortized cost, i.e. Ps.2.0 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

o) Comprehensive income (loss)

SFAS No. 130, “Reporting Comprehensive Income” establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose Financial Statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a Financial Statement that is displayed with the same prominence as other Financial Statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Year ended June 30,
	2009		2008		2007
Net (loss) income under US GAAP	Ps.	(120,439)	Ps.	109,473	Ps.	75,742
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities (net of minority interest and income taxes of Ps.(18) and Ps.(1,062) respectively, for 2009, Ps.181 and Ps.2,167, respectively, for 2008, and Ps.130 and Ps.1,281, respectively, for 2007)		1,956		(3,844)		2,250
Net change in unrealized holding gain on retained interests in securitized receivables (net of income taxes and minority interest of Ps.2,358 and Ps.61 respectively, for 2009, Ps.4,069 and Ps.1,511 respectively, for 2008 and Ps.700 and Ps.260, respectively, for 2007)		(4,318)		(6,045)		1,040

Comprehensive (loss) income	Ps.	(122,801)	Ps.	99,584	Ps.	79,032

	As of June 30,
	2009		2008		2007
Unrealized holding gain (loss) on available-for-sale securities		501		(1,455)		2,389
Unrealized holding gains on retained interests in securitized receivables		(4,318)		—		6,045

Accumulated other comprehensive (loss) income	Ps.	(3,817)	Ps.	(1,455)	Ps.	8,434

p) Pro-rata consolidation of Metroshop S.A.

As discussed in Note 2.c. under Argentine GAAP the Company consolidates the accounts of Metroshop S.A. on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over the subsidiary.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

p) Pro-rata consolidation of Metroshop S.A. (continued)

Presented below is the consolidated condensed information of the Company as of June 30, 2009 and 2008 considering Metroshop S.A. as an equity investee:

	As of and for the year ended June 30, 2009
	As reported	Elimination of Metroshop S.A. accounts	Inclusion of Metroshop S.A. as an equity investee	As adjusted
Current assets	514,356	(29,356)	—	485,000
Non-current assets	1,937,159	19,960	—	1,957,119

Total assets	2,451,515	(9,396)	—	2,442,119

Current liabilities	680,385	(3,859)	1,803	678,329
Non-current liabilities	882,713	(7,339)	—	875,374

Total liabilities	1,563,098	(11,198)	1,803	1,553,703

Minority interest	122,559	—	—	122,559
Shareholders’ equity	765,858	—	—	765,858

Revenues	642,565	(14,661)	—	627,904
Gross profit	404,048	(5,357)	—	398,691
Net loss	(22,060)	—	—	(22,060)

	As of and for the year ended June 30, 2008
	As reported	Elimination of Metroshop S.A. accounts	Inclusion of Metroshop S.A. as an equity investee	As adjusted
Current assets	591,234	1,591	—	592,825
Non-current assets	1,640,860	(15,196)	6,382	1,632,046

Total assets	2,232,094	(13,605)	6,382	2,224,871

Current liabilities	507,829	(7,223)	—	500,606
Non-current liabilities	798,109	—	—	798,109

Total liabilities	1,305,938	(7,223)	—	1,298,715

Minority interest	78,000	—	—	78,000
Shareholders’ equity	848,156	—	—	848,156

Revenues	640,154	(22,127)	—	618,027
Gross profit	434,167	(11,228)	—	422,939
Net income	79,970	—	—	79,970

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

q) Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2009 prepared in accordance with SEC S-X 12-28.

Description	Encumbrances	Land		Buildings and improvement		Transfers		Improvements / Additions/ Deductions		Total buildings and improvements		Total		Accumulated depreciation		Date of construction	Date acquired	Life on which depreciation in latest Consolidated Statement of Operations is computed
Shopping centers:
• Abasto		Ps.	9,752	Ps.	245,338	Ps.	155	Ps.	635	Ps.	246,128	Ps.	255,880	Ps.	(88,762)	November,1998	—	31
• Alto Palermo			8,694		418,717		72		2,680		421,469		430,163		(273,498)	October, 1990	November, 1997 and March, 1998	26
• Alto Avellaneda			18,089		176,782		122		1,062		177,966		196,055		(111,432)	October, 1995	November and December, 1997	19
• Paseo Alcorta			11,268		112,760		5,432		1,266		119,458		130,726		(56,706)	June, 1992	June, 1997	25
• Alto Noa			357		43,033		35		74		43,142		43,499		(20,418)	September, 1994	March, 1995, September, 1996 and January, 2000	22
• Patio Bullrich			8,419		157,610		761		2,550		160,921		169,340		(72,437)	September, 1988	October, 1998	23
• Buenos Aires Design			—		49,029		39		142		49,210		49,210		(37,904)	Between November and December, 1993	November, 1997	20
• Alto Rosario			25,686		65,941		68		466		66,475		92,161		(11,273)	November 2004	—	29
• Mendoza Plaza Shopping			15,193		104,307		323		1,231		105,861		121,054		(35,759)	June, 1994	December, 2004	22
• PAMSA			123,568		159,793		(9,609)		286,247		436,431		559,999		(2,148)	Mall May 2009, Office building under construction	November, 2006	28
• Empalme	Antichresis		5,009		89,655		(7)		1,056		90,704		95,713		(26,518)	March, 1990	December, 2006	16
Neuquén			3,046		9,598		39		10		9,647		12,693		(566)	Under construction	September, 1999	—
Other			3,170		6,600		3,883		7,142		17,625		20,795		(1,882)	—	—	—

Total		Ps.	232,251	Ps.	1,639,163	Ps.	1,313	Ps.	304,561	Ps.	1,945,037	Ps.	2,177,288	Ps.	(739,303)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

q) Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2009		2008		2007
Balance, beginning of the year	Ps.	1,871,681	Ps.	1,694,412	Ps.	1,407,407
Additions during the year:
Improvements		304,999		165,648		283,976
Transfers from other fixed assets		1,313		12,327		1,171
Recovery of impairment (1)		—		—		2,154

	Ps.	2,177,993	Ps.	1,872,387	Ps.	1,694,708

Deductions during the year:
Deductions		(705)		(706)		(296)

	Ps.	(705)	Ps.	(706)	Ps.	(296)

Balance, end of the year	Ps.	2,177,288	Ps.	1,871,681	Ps.	1,694,412

(1)	As of June 30, 2007 related to Neuquén.

	Year ended June 30,
	2009		2008		2007
Balance, beginning of the year	Ps.	663,214	Ps.	598,275	Ps.	523,958
Additions during the year	Ps.	76,101	Ps.	64,939	Ps.	74,564
Deductions during the year	Ps.	(12)	Ps.	—	Ps.	(247)

Balance, end of the year	Ps.	739,303	Ps.	663,214	Ps.	598,275

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

r) Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2009 prepared in accordance with SEC S-X 12-29.

	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages (1)		Principal amount of receivables subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None		128		55	None
Customer B	14%	May 2014	Monthly	None		77		175	None
Customer C	12%	April 2015	Monthly	None		73		40	None
Customer D	14%	July 2009	Monthly	None		60		225	None
Customer E	14%	April 2014	Monthly	None		58		36	None
Customer F	12%	April 2015	Monthly	None		53		57	None
Customer G	14%	February 2014	Monthly	None		20		70	None
Mortgages Receivables Ps.30,000-Ps.49,999	14-17%	September 2009 - January 2011	Monthly	None		126		—	None
Mortgages Receivables Ps.50,000-Ps.69,999	14-15%	May 2009 - February 2009 - July 2014	Monthly	None		169		32	None
Mortgages receivables Ps.70,000-Ps.89,999	14-16%	June 2009 - September 2009	Monthly	None		146		21	None

					Ps.	910	Ps.	711

(1)	Includes accrued interest and life insurance.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

r) Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivable is as follows:

	Years ended June 30,
	2009		2008
Balance, beginning of the year	Ps.	778	Ps.	881
Deductions during the year:
Collections of principal		(67)		(103)

Balance, end of year	Ps.	711	Ps.	778

s) Acquisition of Empalme

The following table shows the unaudited proforma results of the Company for the year ended June 30, 2007, as if the acquisition of Empalme had occurred in the beginning of this period. The proforma results of this operation include estimates and criteria that management considers reasonable. However, proforma results do not include any forecasts about cost savings and are not necessarily indicative of results that could have been obtained had the purchase occurred on the indicated date or on any other date of results in future periods. The proforma results were prepared in accordance with Argentine GAAP.

Unaudited Pro Forma Year ended June 30, 2007 Ps.
Revenues	487,131
Costs	(153,234)

Gross profit	333,897
Selling expenses	(139,653)
Administrative expenses	(41,633)
Net income from retained interest in securitized receivables	3,255
Gain from recognition of inventories at net realizable value	545

Operating income	156,411
Loss in equity investee	(679)
Amortization of goodwill	(4,366)
Financial results, net	(20,753)
Other expenses, net	(3,342)

Income before taxes	127,271
Income tax expense	(56,777)
Minority interest	(6,371)

Net income	64,123

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

t) Acquisition of Mendoza Plaza Shopping S.A.

The following table shows the unaudited proforma results of the Company for the years ended June 30, 2008 and 2007, as if the acquisition of Mendoza Plaza Shopping S.A. had occurred in the beginning of each of these periods. The proforma results of this operation include estimates and criteria that management considers reasonable. However, proforma results do not include any forecasts about cost savings and are not necessarily indicative of results that could have been obtained had the purchase occurred on the indicated dates or on any other date of results in future periods. The proforma results were prepared in accordance with Argentine GAAP.

	Unaudited Pro Forma Year ended June 30, 2008 Ps.	2007 Ps.
Revenues	640,232	483,309
Costs	(205,803)	(151,582)

Gross profit	434,429	331,727
Selling expenses	(219,833)	(139,452)
Administrative expenses	(51,050)	(41,274)
Net income from retained interest in securitized receivables	(1,261)	3,255
Gain from recognition of inventories at net realizable value	185	545

Operating income	162,470	154,801
Loss in equity investee	(14)	(679)
Amortization of goodwill	(2,202)	(4,366)
Financial results, net	(13,388)	(19,466)
Other expenses, net	8,775	(3,348)

Income before taxes	155,641	126,942
Income tax expense	(76,469)	(56,206)
Minority interest	2,834	(5,445)

Net income	82,006	65,291

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

19. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements (continued)

u) Subsequent events

Subsequent events have been evaluated through December 30, 2009, which is the date the Financial Statements were issued.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

20. Other Financial Statement information

The following tables present additional Consolidated Financial Statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Negative goodwill, net

d. Allowances and provisions

e. Cost of leases and services, consumer financing and others

f. Foreign currency assets and liabilities

g. Other expenses

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20. Other financial statement information (continued)

a. Fixed assets, net

Principal account	Original value										Depreciation										Net carrying value as of June 30
	Value as of beginning of year		Additions		Deductions		Transfers		Value as of end of year		Accumulated as of beginning of year		Current year				Accumulated as of end of year		2009		2008
													Deductions		Amount
Properties:
Shopping Centers:
• Abasto	Ps.	254,666	Ps.	257	Ps.	—	Ps.	602	Ps.	255,525	Ps.	79,941	Ps.	—	Ps.	8,821	Ps.	88,762	Ps.	166,763	Ps.	174,725
• Alto Palermo		421,635		2,459		—		5,953		430,047		251,122		—		22,376		273,498		156,549		170,513
• Alto Avellaneda		194,506		754		—		76		195,336		98,600		—		12,832		111,432		83,904		95,905
• Paseo Alcorta		107,890		1,418		(273)		21,675		130,710		51,883		(12)		4,835		56,706		74,004		56,007
• Alto Noa		43,390		40		—		35		43,465		18,350		—		2,068		20,418		23,047		25,039
• Buenos Aires Design		48,981		27		—		80		49,088		35,413		—		2,491		37,904		11,184		13,568
• Patio Bullrich		162,801		1,383		—		4,119		168,303		64,737		—		7,700		72,437		95,866		98,063
• Alto Rosario		91,627		451		—		39		92,117		8,480		—		2,793		11,273		80,844		83,147
• Mendoza Plaza Shopping		119,500		435		—		565		120,500		31,136		—		4,623		35,759		84,741		88,363
• Neuquén		10,321		—		(267)		—		10,054		—		—		566		566		9,488		10,321
• Panamerican Mall		159,503		79,401		—		269,812		508,716		—		—		2,148		2,148		506,568		159,503
• Empalme		93,386		4		—		—		93,390		22,200		—		4,318		26,518		66,872		71,186
Other		9,770		7,142		—		3,883		20,795		1,352		—		530		1,882		18,913		8,420
Leasehold improvements		9,850		291		(767)		5,854		15,228		7,521		(313)		2,976		10,184		5,044		2,329
Facilities		48,178		1,452		(14)		72,491		122,107		29,575		—		5,141		34,716		87,391		18,602
Furniture and fixtures		28,559		5,022		(161)		2,954		36,374		17,546		(69)		2,950		20,427		15,947		11,013
Vehicles		259		32		—		—		291		233		—		32		265		26		25
Computer equipment		29,507		2,372		(173)		226		31,932		25,819		(97)		2,656		28,378		3,554		3,688
Software		15,297		2,193		—		1,030		18,520		11,771		—		2,526		14,297		4,223		3,526
Suppliers advances		60,025		45,847		(449)		(78,171)		27,252		—		—		—		—		27,252		60,025
Work-in-progress:
• Rosario		—		15		—		29		44		—		—		—		—		44		—
• Abasto		424		383		(5)		(447)		355		—		—		—		—		355		424
• Avellaneda		365		308		—		46		719		—		—		—		—		719		365
• Alto Palermo		5,776		221		—		(5,881)		116		—		—		—		—		116		5,776
• Neuquén		2,590		170		(160)		39		2,639		—		—		—		—		2,639		2,590
• Buenos Aires Design		48		115		—		(41)		122		—		—		—		—		122		48
• Leasehold improvements		598		—		—		—		598		598		—		—		598		—		—
• Patio Bullrich		3,228		1,167		—		(3,358)		1,037		—		—		—		—		1,037		3,228
• Paseo Alcorta		16,138		121		—		(16,243)		16		—		—		—		—		16		16,138
• Tarshop		2,538		536		(462)		(2,315)		297		—		—		—		—		297		2,538
• Mendoza Plaza Shopping S.A.		—		796		—		(242)		554		—		—		—		—		554		—
• Empalme		1,278		1,052		—		(7)		2,323		—		—		—		—		2,323		1,278
• Panamerican Mall		123,858		206,846		—		(279,421)		51,283		—		—		—		—		51,283		123,858
• Alto Noa		—		34		—		—		34		—		—		—		—		34		—
• Office property		2,333		1,053		—		(3,382)		4		—		—		—		—		4		2,333

Total as of June 30, 2009	Ps.	2,068,825	Ps.	363,797	Ps.	(2,731)	Ps.	—	Ps.	2,429,891	Ps.	756,277	Ps.	(491)	Ps.(3)	92,382	Ps.	848,168	Ps.	1,581,723	Ps.	—

Total as of June 30, 2008	Ps.	1,848,150	Ps.	271,964	Ps.	(1,418)	Ps.(2)	(49,872)	Ps.	2,068,824	Ps.	680,123	Ps.	(278)	Ps.(1)	76,435	Ps.	756,280	Ps.	—	Ps.	1,312,544

(1)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses”, except for Ps.336 passed-through to tenants (See Note 20.g.).
(2)	Corresponds to the transfer of Ps.32,944 related to Patio Olmos and Ps.16,928 related to Beruti plot of land to Other investments.
(3)	The allocation of annual depreciation charges in the statements of income is included in “Other expenses” except for Ps1,386 passed-trough to tenants (See Note 20.g.).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20. Other financial statement information (continued)

b. Intangible assets, net

Principal account	Original value								Amortization						Net carrying value as of June 30,
											Current year
	Value as of beginning of year		Additions		Deductions		Value as of end of year		Accumulated as of beginning of year		Amount (1)		Accumulated as of end of year		2009		2008

Trademarks	Ps.	586	Ps.	430	Ps.	—	Ps.	1,016	Ps.	519	Ps.	42	Ps.	561	Ps.	455	Ps.	67
Preoperating expenses		8,584		14,177		(88)		22,673		7,485		798		8,283		14,390		1,099
Customer relationships		—		705		—		705		—		36		36		669		—

Total as of June 30, 2009		Ps. 9,170		Ps. 15,312	Ps.	(88)	Ps.	24,394	Ps.	8,004	Ps.	876	Ps.	8,880	Ps.	15,514	Ps.	—

Total as of June 30, 2008	Ps.	9,170	Ps.	—	Ps.	—	Ps.	9,170	Ps.	7,456	Ps.	548	Ps.	8,004	Ps.	—	Ps.	1,166

(1)	The allocation of annual amortization charges in the Consolidated Statements of Operations is included in “Other expenses” (Note 20.g).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20. Other financial statement information (continued)

c. Negative goodwill, net

	Original value						Amortization						Net carrying value as of June 30,
Principal account	Value as of beginning of year		Additions		Value as of end of year		Accumulated as of beginning of year		Amount (1)		Accumulated as of end of year		2009		2008
• Old Alto Palermo	Ps.	24,628	Ps.	—	Ps.	24,628	Ps.	24,628	Ps.	—	Ps.	24,628	Ps.	—	Ps.	—
• Tarshop		2,423		7,410		9,833		2,423		515		2,938		6,895		—
• Fibesa		21,217		—		21,217		16,768		2,053		18,821		2,396		4,449
• Ersa		(579)		—		(579)		(168)		(75)		(243)		(336)		(411)
• Empalme		(10,671)		—		(10,671)		(952)		(635)		(1,587)		(9,084)		(9,719)
• Mendoza		(6,314)		—		(6,314)		—		(327)		(327)		(5,987)		(6,314)

Total as of June 30, 2009	Ps.	30,704	Ps.	7,410	Ps.	38,114	Ps.	42,699	Ps.	1,531	Ps.	44,230	Ps.	(6,116)	Ps.	—

Total as of June 30, 2008	Ps.	37,018	Ps.	(6,314)	Ps.	30,704	Ps.	40,497	Ps.	2,202	Ps.	42,699	Ps.	—	Ps.	(11,995)

(1)	The allocation of annual amortization charges in the Consolidated Statements of Operations is included in “Amortization of goodwill, net”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20. Other financial statement information (continued)

d. Allowances and provisions

Item	Balances as of beginning of year		Additions		Deductions		Carrying value as of June 30,
							2009		2008		2007
Deducted from current assets:
Allowance for doubtful accounts	Ps.	100,859	Ps.(1)	83,489	Ps.(6)	(66,980)	Ps.	117,368	Ps.	100,859	Ps.	53,415
Impairment of investments		11,423	(4)	2,245	(4)	(3,471)		10,197		11,423		—
Impairment of inventory		82		—	(7)	(82)		—		82		104

Total as of June 30, 2009	Ps.	112,364	Ps.	85,734	Ps.	(70,533)	Ps.	127,565	Ps.	—	Ps.	—

Total as of June 30, 2008	Ps.	53,519	Ps.	73,058	Ps.	(14,213)	Ps.	—	Ps.	112,364	Ps.	—

Total as of June 30, 2007	Ps.	43,641	Ps.	33,888	Ps.	(24,010)	Ps.	—	Ps.	—	Ps.	53,519

Deducted from non-current assets:
Allowance for doubtful accounts	Ps.	1,956	Ps. (1)	752	Ps.	—	Ps.	2,708	Ps.	1,956	Ps.	1,955
Allowance for doubtful mortgage receivable		2,208		—		—		2,208		2,208		2,208
Impairment of investments		678	(4)	1,314	(3)	(52)		1,940		678		172

Total as of June 30, 2009	Ps.	4,842	Ps.	2,066	Ps.	(52)	Ps.	6,856	Ps.	—	Ps.	—

Total as of June 30, 2008	Ps.	4,335	Ps.	578	Ps.	(71)	Ps.	—	Ps.	4,842	Ps.	—

Total as of June 30, 2007	Ps.	5,885	Ps.	622	Ps.	(2,172)	Ps.	—	Ps.	—	Ps.	4,335

Included in current liabilities:
Provision for contingencies	Ps.	656	Ps. (2)	4,043	Ps.(5)	(3,695)	Ps.	1,004	Ps.	655	Ps.	733

Total as of June 30, 2009	Ps.	656	Ps.	4,043	Ps.	(3,695)	Ps.	1,004	Ps.	—	Ps.	—

Total as of June 30, 2008	Ps.	733	Ps.	123	Ps.	(201)	Ps.	—	Ps.	655	Ps.	—

Total as of June 30, 2007	Ps.	507	Ps.	226	Ps.	—	Ps.	—	Ps.	—	Ps.	733

Included in non-current liabilities:
Provision for contingencies	Ps.	7,813	Ps. (2)	1,661	Ps.(5)	(3,982)	Ps.	5,492	Ps.	7,813		Ps. 12,441

Total as of June 30, 2009	Ps.	7,813	Ps.	1,661	Ps.	(3,982)	Ps.	5,492	Ps.	—	Ps.	—

Total as of June 30, 2008	Ps.	12,441	Ps.	2,165	Ps.	(6,793)	Ps.	—	Ps.	7,813	Ps.	—

Total as of June 30, 2007	Ps.	10,667	Ps.	5,148	Ps.	(3,374)	Ps.	—	Ps.	—	Ps.	12,441

(1)	Included in Note 20.g. - Other expenses.
(2)	Ps.1,464 included in Note 20.g. - Other expenses, Ps.4,044 included in Note 2.g. - Other expenses in “Salaries, bonuses and social security contributions” and Ps.197 included in Note 8 - Other income (expenses), net.
(3)	Included in Note 7 - Financial results, net.
(4)	Included in Net (loss) income from retained interest in securitized receivables.
(5)	Related to utilization of the year except for Ps.829 included Note 8 Other income (expenses), net, Ps.457 included in Note 20.g Other expenses and Ps.3,447 included in Note 20 g. in “Salaries, bonuses and social security contributions”.
(6)	Related to applications for the provision of punishment of doubtful accounts.
(7)	Related to utilization of the year.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20. Other financial statement information (continued)

e. Cost of leases and services, consumer financing and others

	Year ended June 30,
	2009		2008		2007
I. Cost of leases and services
Expenses (Note 20.g)		108,922		98,820		90,719

Cost of leases and services	Ps.	108,922	Ps.	98,820	Ps.	90,719

II. Cost of consumer financing
Expenses (Note 20.g)		123,606		103,587		59,710

Cost of consumer financing	Ps.	123,606	Ps.	103,587	Ps.	59,710

III. Cost of others
Inventory as of the beginning of the year	Ps.	4,039	Ps.	7,292	Ps.	7,989
Plus:
Purchases of the year		7,934		4,839		2,139
Expenses (Note 20.g)		359		192		1,332
(Increase) Recovery of impairment of inventory (Note 20.d)		82		(32)		101
Write offs due to obsolescence		—		—		(1,599)
Transfers (1)		5,321		(4,857)		(1,878)
Gain from recognition of inventories at net realizable value		—		185		545
Less:
Inventory as of the end of the year		(11,746)		(4,039)		(7,292)

Cost of others	Ps.	5,989	Ps.	3,580	Ps.	1,337

Total cost	Ps.	238,517	Ps.	205,987	Ps.	151,766

(1)	For the year ended June 30, 2008, includes Ps.(4,152) related to transfers of the cost of marketing merchandise shown in Note 4.d. and Ps.(705) reclassified to other investments. For the year ended June 30, 2007, corresponds to transfers of the cost of marketing merchandise shown in Note 4.d.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20. Other financial statement information (continued)

f. Foreign currency assets and liabilities

Captions	Currency		Amount of foreign currency	Current exchange rate	Total as of June 30,
					2009		2008
Assets
Current assets
Cash and banks	US$		619	3.7570	Ps.	2,327	Ps.	29,566
Cash and banks	EURO		332	5.2677		1,751		1,548
Cash and banks	Libras		1	6.1769		3		3
Other investments, net	US$	(1)	1,102	3.7570		4,004		58,407
Accounts receivable, net	US$		1,207	3.7570		4,535		3,404
Accounts receivable, net	UYU		128	0.1623		21		—
Other receivables and prepaid expenses, net	US$		4,295	3.7570		16,135		355

Total current assets					Ps.	28,776	Ps.	93,283

Non current assets
Accounts receivable, net	US$		—	3.7570	Ps.	—	Ps.	829
Other receivables and prepaid expenses, net	US$		46	3.7570		174		171
Other investments, net	US$		600	3.7570		2,254		1,791

Total non-current assets.					Ps.	2,428		2,791

Total assets as of June 30, 2009					Ps.	31,204	Ps.	—

Total assets as of June 30, 2008					Ps.	—	Ps.	96,074

Liabilities
Current liabilities
Trade accounts payable	US$		1,271	3.7970	Ps.	4,827	Ps.	18,517
Trade accounts payable	EURO		—	5,2677		—		22
Short-term debt	US$		7,495	3.7970		28,457		36,935
Customer advances	US$		320	3.7970		1,216		398
Other liabilities	US$		—	3.7970		—		319

Total current liabilities					Ps.	34,500	Ps.	56,191

Non current liabilities
Long-term debt	US$		162,252	3.7970		616,070		518,318

Total non-current liabilities					Ps.	616,070	Ps.	518,318

Total liabilities as of June 30, 2009					Ps.	650,570	Ps.	—

Total liabilities as of June 30, 2008					Ps.	—	Ps.	574,509

(1)	Includes U$S45 valuated at fair market value (Ps.34).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

20. Other financial statement information (continued)

g. Other expenses

	Expenses
Items	Cost of others		Cost of consumer financing		Cost of leases and services		Cost of pass- through expenses		Cost of collective promotion fund		Cost of expenses recovery		Subtotal cost		Administrative		Selling		Total as of June 30, 2009		Total as of June 30, 2008		Total as of June 30, 2007
Depreciation and amortization	Ps.	—	Ps.	2,686	Ps.	86,288	Ps.	—	Ps.	—	Ps.	—	Ps.	88,974	Ps.	523	Ps.	2,375	Ps.	91,872	Ps.	76,647	Ps.	69,290
Salaries, bonuses and social security contributions		—		29,458		—		57,459		6,511		(63,970)		29,458		16,015		37,842		83,315		84,398		58,905
Taxes, rates, contributions and services		32		18,089		192		26,021		2,118		(28,139)		18,313		11,779		41,703		71,795		68,524		49,190
Advertising		—		—		—		78		58,361		(58,439)		—		—		19,260		19,260		32,818		27,833
Fees for directors		—		—		—		—		—		—		—		11,808		—		11,808		12,475		11,752
Common area maintenance expenses		—		—		—		—		—		—		—		—		—		—		13,182		12,135
Fees and payments for services		319		7,238		—		6,925		—		(6,925)		7,557		14,219		11,282		33,058		41,576		27,722
Commissions		—		60,927		—		5		—		(5)		60,927		—		—		60,927		46,532		22,073
Parking		—		—		9,829		—		—		—		9,829		—		—		9,829		5,621		4,219
Allowance for doubtful accounts		—		—		—		—		—		—		—		—		84,241		84,241		61,604		24,007
Rental		—		636		—		2,490		101		(2,591)		636		1,940		4,429		7,005		5,573		4,338
Maintenance, repairs, cleaning and security		8		701		2,331		38,767		256		(39,023)		3,040		405		664		4,109		6,693		8,167
Insurance		—		1,603		—		1,181		24		(1,205)		1,603		898		1,872		4,373		3,874		2,926
Stationery		—		1,130		—		1,593		90		(1,683)		1,130		534		1,179		2,843		2,888		2,555
Personnel		—		1,005		—		3,997		522		(4,518)		1,006		1,084		1,305		3,395		3,574		3,392
Freight and transportation		—		5		—		740		153		(892)		6		103		—		109		100		87
Regulatory Authority expenses		—		—		—		—		—		—		—		219		—		219		189		211
Bank charges		—		—		—		—		—		—		—		1,057		—		1,057		858		500
Municipal taxes		—		—		242		—		—		—		242		—		—		242		262		—
Contingencies		—		—		1,007		—		—		—		1,007		—		—		1,007		1,975		323
Training expenses		—		—		—		10		2		(12)		—		—		210		210		1,258		—
Other services		—		—		—		628		—		(628)		—		—		—		—		—		646
Indemnity		—		—		—		—		—		—		—		—		226		226		385		371
Unreimbursed expenses		—		—		8,929		785		—		(785)		8,929		—		—		8,929				—
Other		—		128		104		(166)		167		(3)		230		267		370		867		2,476		1,845
Expenses recovery		—		—		—		(140,513)		(68,305)		208,818		—		—		—		—		—		—

Total as of June 30, 2009	Ps.	359	Ps.	123,606	Ps.	108,922	Ps.	—	Ps.	—	Ps.	—	Ps.	232,887	Ps.	60,851	Ps.	206,958	Ps.	500,696	Ps.	—	Ps.	—

Total as of June 30, 2008	Ps.	192	Ps.	103,587	Ps.	98,820	Ps.	—	Ps.	—	Ps.	—	Ps.	202,599	Ps.	51,050	Ps.	219,833	Ps.	—	Ps.	473,482	Ps.	—

Total as of June 30, 2007	Ps.	1,332	Ps.	59,710	Ps.	90,719	Ps.	—	Ps.	—	Ps.	—	Ps.	151,761	Ps.	41,274	Ps.	139,452	Ps.	—	Ps.	—	Ps.	332,487