Form 20-F
period 2010-06-30
ALTO PALERMO SA APSA
filed 2010-12-30
CIK 1128173

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 000-30982

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2010 was 782,064,214

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

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

This annual report includes forward-looking statements, principally under the captions “Risk Factors”, “Operating and Financial Review and Prospects” and “Business Overview”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

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

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2010 and 2009 and for the years ended June 30, 2010, 2009 and 2008 (our consolidated financial statements). Our consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm whose report is included herein.

We prepare our Audited Consolidated Financial Statements in Pesos and in conformity with generally accepted accounting principles in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively, “Argentine GAAP”) and the regulations of the Comisión Nacional de Valores which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in our consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). See Note 17 to our Audited Consolidated Financial Statements contained elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of our net income and shareholders’ equity.

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

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 (“RT No.26”) “Adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”)” which requires companies under the supervision of the Comisión Nacional de Valores to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a technical resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District. On April 25, 2009, the CPCECABA approved RT No. 26. The Comisión Nacional de Valores issued RT No. 562/09, as amended by Resolution 576/10, formally adopting application of RT No. 26 to its regulated entities for fiscal years beginning on January 1, 2012. We will be required to prepare our financial statements in accordance with IFRS as issued by the IASB for our fiscal year ended June 30, 2013. Our transition date to IFRS will be July 1, 2011. On April 29, 2010, our Board of Directors approved a plan for implementing IFRS. We are in the early stages of completing a diagnosis of the principal differences between Argentine GAAP and IFRS. We have not quantified the effect any potential change in accounting principles would have on our financial condition or results of operations and therefore can give no assurance that such changes will not have an adverse effect on our financial condition or results of operations.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the exchange rate quoted by the Central Bank for June 30, 2010, which was Ps.3.931 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2006, 2007, 2008, 2009 and 2010 are to the fiscal years ended June 30, 2006, 2007, 2008, 2009 and 2010, respectively.

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

A. Selected consolidated financial data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with and is qualified in its entirety by reference to our Audited Consolidated Financial Statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended June 30, 2010, 2009 and 2008 and the selected consolidated balance sheet data as of June 30, 2010 and 2009 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

The selected consolidated statement of income data for the years ended June 30, 2007 and 2006 and the selected consolidated balance sheet data as of June 30, 2008 and 2007 have been derived from our Audited Consolidated Financial Statements as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006 which are not included herein.

The selected consolidated balance sheet data as of June 30, 2006 has been derived from our Audited Consolidated Financial Statements as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005, which are not included herein.

References to fiscal years 2006, 2007, 2008, 2009 and 2010 are to the fiscal years ended June 30, 2006, 2007, 2008, 2009 and 2010, respectively:

	As of and for the year ended June 30(1)
	2010	2010	2009	2008	2007	2006
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
STATEMENT OF OPERATIONS DATA
Argentine GAAP
Revenues:
Leases and services	131,863	518,355	396,733	345,395	270,132	215,003
Consumer financing	67,501	265,346	236,827	291,030	212,965	122,969
Others	298	1,172	9,005	3,729	134	23,384
Total revenues	199,662	784,873	642,565	640,154	483,231	361,356
Costs	(65,844)	(258,832)	(238,517)	(205,987)	(151,766)	(129,162)
Gross profit (loss):
Leases and services	91,528	359,796	287,811	246,575	179,413	138,369
Consumer financing	42,076	165,401	113,221	187,442	153,255	88,938
Others	215	844	3,016	150	(1,203)	4,887
Total gross profit	133,819	526,041	404,048	434,167	331,465	232,194
Selling expenses	(41,399)	(162,739)	(206,958)	(219,833)	(139,452)	(79,292)
Administrative expenses	(20,716)	(81,434)	(60,851)	(51,050)	(41,274)	(30,290)
Net income (loss) from retained interest in securitized receivables	9,532	37,470	(46,012)	(1,261)	3,255	2,625
Gain from recognition of inventories at net realizable value	296	1,162	—	185	545	3,498
Operating income (loss):
Leases and services	67,800	266,522	215,780	183,250	127,052	96,658
Consumer financing	13,247	52,075	(128,452)	(22,053)	30,678	24,411
Others	484	1,903	2,899	1,011	(3,191)	7,666
Total operating income	81,531	320,500	90,227	162,208	154,539	128,735

	As of and for the year ended June 30(1)
	2010	2010	2009	2008	2007	2006
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
Loss on equity investees	—	—	—	(14)	(679)	(678)
Amortization of goodwill, net	(418)	(1,645)	(1,531)	(2,202)	(4,366)	(4,740)
Financial results, net(3)	(28,580)	(112,348)	(108,879)	(13,388)	(19,466)	(15,634)
Other income (expenses), net	(840)	(3,304)	3,275	8,775	(3,348)	(9,762)
Income (loss) before taxes and minority interest	51,692	203,203	(16,908)	155,379	126,680	97,921
Income tax expense	(20,154)	(79,225)	(16,782)	(76,514)	(56,252)	(48,458)
Minority interest	(1,240)	(4,876)	11,630	1,105	(6,371)	(4,784)
Total net income (loss)	30,298	119,102	(22,060)	79,970	64,057	44,679
Basic net income (loss) per common share	0.04	0.15	(0.03)	0.10	0.08	0.06
Basic net income (loss) per ADS	1.55	6.09	(1.13)	4.09	3.28	2.29
Diluted net income (loss) per common share	0.01	0.05	(0.03)	0.04	0.03	0.03
Diluted net income per ADS	0.53	2.10	0.23	1.56	1.32	1.12
Number of shares outstanding	782,064	782,064	782,064	782,064	782,064	781,963

U.S. GAAP
Revenues(4)	255,523	1,004,462	820,329	774,395	594,721	450,012
Costs(4)	(126,796)	(498,435)	(427,630)	(339,084)	(256,705)	(212,881)
Gross profit	128,727	506,027	392,699	435,311	338,016	237,131
Selling expenses	(39,600)	(155,668)	(189,120)	(203,294)	(133,963)	(85,494)
Administrative expenses	(20,425)	(80,291)	(58,776)	(48,730)	(40,555)	(30,043)
Net income (loss) from retained interest in securitization receivables	14,784	58,115	(42,652)	(12,460)	(1,635)	(13,877)
Gain from recognition of inventories at net realizable value	—	—	(2,569)	—	—	—
Gain on bargain purchase	14,874	58,470	—	—	—	—
Operating income	98,360	386,653	99,582	170,827	161,863	107,717
Loss on equity investees	(214)	(842)	(18,135)	(14)	(1,750)	(1,314)
Amortization of goodwill	682	2,681	1,037	—	—	—
Financials results, net	(24,480)	(96,229)	(161,314)	2,662	(25,739)	(25,302)
Other (expenses) income, net	(736)	(2,892)	2,223	(2,922)	(6,274)	(3,210)
Income (loss) before taxes and non-controlling interest	73,613	289,371	(76,607)	170,553	128,100	77,891
Income tax expense	(15,894)	(62,481)	(42,674)	(58,959)	(46,859)	(28,235)
Total net income (loss)	57,718	226,890	(119,281)	111,594	81,241	49,656
Non-controlling interest	(1,396)	(5,486)	(1,158)	(2,121)	(5,499)	(2,648)
Total net income (loss) attributable to Alto Palermo S.A.	56,323	221,404	(120,439)	109,473	75,742	47,008

BALANCE SHEET DATA
Argentine GAAP
Current Assets:
Cash and banks and other investments, net	48,266	189,732	207,693	361,276	517,239	70,473
Accounts receivable, net	82,082	322,663	232,376	175,847	154,209	104,820
Other receivables and prepaid expenses, net	17,850	70,170	73,572	53,459	49,105	30,422
Inventory, net	3,637	14,297	715	652	7,292	7,989
Total current assets	151,835	596,862	514,356	591,234	727,845	213,704
Non-Current Assets:
Accounts receivable, net	6,505	25,572	5,253	10,128	41,968	32,540
Other receivables and prepaid expenses, net	29,824	117,240	152,894	57,706	32,131	13,254
Inventory, net	1,945	7,644	11,031	3,387	—	—
Fixed assets, net	389,105	1,529,571	1,581,723	1,312,544	1,168,027	912,795
Investments	—	—	—	—	—	130
Other investments, net	42,656	167,682	176,860	267,924	125,504	167,843
Intangible assets, net	13,610	53,502	15,514	1,166	1,714	3,222
Goodwill, net	(3,440)	(13,523)	(6,116)	(11,995)	(3,479)	11,558
Total non-current assets	480,206	1,887,688	1,937,159	1,640,860	1,365,865	1,141,342
Total Assets	632,040	2,484,550	2,451,515	2,232,094	2,093,710	1,355,046

	As of and for the year ended June 30(1)
	2010	2010	2009	2008	2007	2006
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
Current Liabilities:
Trade accounts payable	57,323	225,335	213,715	227,341	184,459	105,719
Short-term debt	51,972	204,303	235,824	105,993	78,898	93,431
Salaries and social security payable	6,536	25,692	23,857	24,018	19,599	10,885
Taxes payable	19,548	76,842	125,546	60,979	44,715	23,762
Customer advances	23,210	91,239	76,721	68,306	58,548	48,053
Dividends payable	—	—	—	—	926	—
Other liabilities	9,052	35,585	3,718	20,536	15,463	11,200
Total debts	167,641	658,996	679,381	507,173	402,608	293,050
Provisions	443	1,743	1,004	656	733	507
Total current liabilities	168,084	660,739	680,385	507,829	403,341	293,557
Non-Current Liabilities:
Trade accounts payable	5,945	23,368	19,681	3,241	21	1,010
Long-term debt	172,512	678,145	692,134	662,302	678,752	146,780
Taxes payable	12,383	48,676	56,952	30,234	27,661	13,707
Customer advances	22,682	89,164	93,528	84,092	65,725	41,535
Other liabilities	3,877	15,242	14,926	10,427	10,434	10,959
Total debts	217,399	854,595	877,221	790,296	782,593	213,991
Provisions	2,013	7,913	5,492	7,813	12,441	10,667
Total non-current liabilities	219,412	862,508	882,713	798,109	795,034	224,658
Total Liabilities	387,496	1,523,247	1,563,098	1,305,938	1,198,375	518,215
Minority interest	33,666	132,343	122,559	78,000	71,428	29,990
Retained earnings (accumulated deficit)	30,298	119,102	(22,060)	79,970	64,057	106,611
Shareholders’ Equity	210,878	828,960	765,858	848,156	823,907	806,841

BALANCE SHEET DATA
U.S. GAAP
Current Assets:
Cash and banks and other investments, net	46,232	181,737	189,600	360,413	518,655	70,093
Accounts receivable, net	74,404	292,483	186,565	129,466	136,111	94,312
Other receivables and prepaid expenses, net	29,325	115,277	134,507	100,357	72,873	45,562
Inventory, net	3,341	13,135	715	652	4,782	4,492
Total current assets	153,302	602,632	511,387	590,888	732,421	214,459
Non-Current Assets:
Accounts receivable, net	6,177	24,281	5,253	10,128	41,968	32,540
Other receivables and prepaid expenses, net	27,144	106,703	116,080	42,441	21,199	7,259
Inventory, net	1,253	4,925	8,312	3,237	—	—
Fixed assets, net	362,593	1,425,354	1,472,481	1,253,937	1,120,692	861,157
Investments	—	—	—	—	(4,434)	(814)
Other investments, net	42,656	167,682	176,860	262,636	128,605	167,843
Intangible assets, net	25,301	99,460	217	874	99	(762)
Goodwill, net	8,716	34,261	39,948	39,776	25,111	40,147
Total non-current assets	473,840	1,862,666	1,819,151	1,613,029	1,333,240	1,107,370
Total Assets	627,143	2,465,298	2,330,538	2,203,917	2,065,661	1,321,829
Current Liabilities:
Trade accounts payable	54,978	216,119	220,264	236,617	189,373	105,571
Short-term debt	51,972	204,303	235,824	105,626	78,811	93,356
Salaries and social security payable	6,480	25,471	23,453	23,418	19,251	10,746
Taxes payable	19,307	75,897	122,578	60,098	44,608	23,728
Customer advances	23,210	91,239	76,721	68,306	58,548	48,053
Related parties	—	—	—	(3,607)	1,497	387
Dividends payable	—	—	—	—	926	—
Other liabilities	9,297	36,547	5,521	20,536	15,463	11,278
Total debts	165,244	649,576	684,361	510,994	408,477	293,119
Provisions	441	1,732	1,004	656	734	507
Total current liabilities	165,685	651,308	685,365	511,650	409,211	293,626

	As of and for the year ended June 30(1)
	2010	2010	2009	2008	2007	2006
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
Non-Current Liabilities:
Trade accounts payable	6,292	24,732	19,681	3,241	21	1,010
Long-term debt	172,138	676,674	690,122	659,965	676,273	143,946
Taxes payable	37,712	148,244	164,241	138,471	157,312	151,026
Customer advances	22,682	89,164	93,528	84,092	65,725	41,535
Related parties	—	—	(7,339)	—	—	—
Other liabilities	4,728	18,587	19,345	12,848	10,434	10,959
Total debts	243,552	957,401	979,578	898,617	909,765	348,476
Provisions	2,013	7,913	5,492	7,812	12,441	10,667
Total non-current liabilities	245,564	965,314	985,070	906,429	922,206	359,143
Total Liabilities	411,250	1,616,622	1,670,435	1,418,079	1,331,417	652,769
Shareholders’ Equity attributable to Alto Palermo S.A.	177,001	695,789	528,898	711,937	668,074	643,847
Non-controlling interest	38,893	152,887	131,205	73,901	65,794	25,213
Shareholders’ Equity	215,893	848,676	660,103	785,838	733,868	669,060

CASH FLOW DATA
Argentine GAAP:
Net cash provided by operating activities	32,959	129,561	71,458	168,107	179,712	170,666
Net cash provided by (used in) investing activities	2,320	9,118	(298,662)	86,884	(622,291)	(124,024)
Net cash (used in) provided by financing activities	(34,149)	(134,241)	20,300	(46,492)	433,563	(39,952)

U.S. GAAP: (6)
Net cash provided by operating activities	32,090	126,146	69,876	175,085	178,538	170,019
Net cash provided by (used in) investing activities	4,349	17,094	(309,431)	79,507	(622,633)	(124,800)
Net cash (used in) provided by financing activities	(34,550)	(135,815)	20,300	(46,492)	433,563	(39,952)
Effect of exchange rate changes on cash and cash equivalents	169	664	8,700	755	730	1,144

OTHER FINANCIAL DATA
Argentine GAAP:
Capital expenditures(5)	13,693	53,829	247,384	270,171	96,334	100,184
Depreciation and amortization (7)	31,025	121,959	94,725	79,185	74,608	68,574
Ratio of current assets to current liabilities	0.90	0.90	0.76	1.16	1.80	0.73
Ratio of non-current assets to total assets	0.76	0.76	0.79	0.74	0.65	0.84
Dividends per share	0.02	0.07	0.08	0.07	0.06	0.04
Dividends per ADS	0.73	2.86	3.20	2.80	2.40	1.49
Working capital	(16,250)	(63,877)	(166,029)	83,405	324,504	(79,853)

(1)	In thousands of Pesos, except ratios. Includes adjustments for inflation through February 28, 2003. Totals may not sum due to rounding.
(2)	Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina as of June 30, 2010, which was Ps. 3.931 per US$ 1.0 as of June 30, 2010. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.
(3)	Includes interest income from past-due receivables, effect on the present value accounting, mortgage loans interest in Torres de Abasto, results from financial investments, other interest, foreign currency exchange results, other holding results, financial expenses, interest on taxes payable, results from derivative instruments and gain on repurchase of Non-Convertible Notes.
(4)	As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. We do not charge any mark up on reimbursable costs. These expenses are incurred and paid by us and then passed through to tenants as reimbursable costs. Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the financial statements. Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with ASC No. 605-45-15 “Revenue Recognition” (“ASC No. 605-45-15”) (formerly EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”) and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of operations. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet. Prior year amounts have been modified to reflect this disclosure difference.
(5)	Capital expenditures include the purchase of fixed assets (including facilities and equipment) and undeveloped parcels of land. Capital expenditures also include escrow deposits held in favor of third parties related to the acquisition of certain fixed assets.
(6)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of ASC No. 230 “Statement of Cash Flows” (“ASC No. 230”) under US GAAP.
(7)	Corresponds to amortization and depreciation included in operating income.

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. As of December 15, 2010 the exchange rate was Ps. 3.9740=US$1.00 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. During the calendar year 2009 and the first semester of year 2010, the Central Bank has indirectly affected the exchange rate market, through active participation with the purpose of isolate the external shocks and to maintain a stable parity.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing
Fiscal year ended June 30, 2003	3.7400	2.7120	3.2565	2.8000
Fiscal year ended June 30, 2004	2.9510	2.7100	2.8649	2.9580
Fiscal year ended June 30, 2005	3.0400	2.8460	2.9230	2.8670
Fiscal year ended June 30, 2006	3.0880	2.8590	3.0006	3.0860
Fiscal year ended June 30, 2007	3.1080	3.0480	3.0862	3.0930
Fiscal year ended June 30, 2008	3.1840	3.0160	3.1396	3.0250
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
July 2010	3.9200	3.9110	3.9145	3.9200
August 2010	3.9300	3.9120	3.9178	3.9300
September 2010	3.9530	3.9240	3.9323	3.9400
October 2010	3.9410	3.9280	3.9365	3.9370
November 2010	3.9680	3.9370	3.9486	3.9680
December 2010 (As of December 15, 2010)	3.9630	3.9530	3.9570	3.9540

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.
(3)	Average month-end closing exchange rates.

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

C. Reasons for the Offer and Use of Proceeds

This section is not applicable.

D. Risk Factors

You should consider the following risks described below, in addition to the other information contained in this annual report. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares and ADSs involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Related to Argentina

Argentina’s recent growth may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess capacity. The recovery, however, has resulted in inflation and has intensified the country’s need for capital investment, with many sectors, in particular the energy sector, operating near full capacity. Additionally, the global financial crisis and economic downturn has had a significant adverse impact on the country’s performance and could remain a factor in the foreseeable future. The Argentine economic growth rates for fiscal years 2008 and 2009 have slowed due to, among other reasons, the global financial crisis.

The Argentine GDP has maintained its upward trend in 2009, though at a slower pace than in previous years, with a 0.9% variation according to the Instituto Nacional de Estadística y Censos (National Institute of Statistics and Censuses) (“INDEC”).

As of June 30, 2010, the Monthly Economic Activity Estimator, as reported by INDEC and known as EMAE, increased 10.9% compared to the same month in the previous fiscal year. If this trend continues the GDP is expected to grow 9% in 2010.

Moreover, the country’s relative stability since 2002 has been affected recently by increased political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso in January 2002 created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. However, inflationary pressures have since reemerged, with consumer prices increasing by 12.3% in fiscal year 2005. In fiscal years 2008, 2009 and 2010, inflation was 8.5%, 7.2% and 11.0%, respectively, in part due to actions implemented by the Argentine government to control inflation, which included limitations on exports and price arrangements agreed upon with private sector companies. However, in spite of this decline in inflation, uncertainty surrounding future inflation may impact the country’s growth.

In the past, inflation has undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment would adversely affect the availability of long-term credit and the real estate market and may also affect Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and negatively impacting the level of economic activity and employment.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing the increase of inflation and reducing payments on inflation-linked bonds outstanding. At the time that INDEC adopted this change in methodology, the Argentine government also replaced several key officers at INDEC, prompting complaints of governmental interference from the technical staff at INDEC. In addition, the International Monetary Fund, or IMF, has requested that the government clarify its inflation rates. In June 2008, INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations. INDEC has indicated that it based its evaluation of spending habits on a national household consumption survey from 2004 to 2005 in addition to other sources; however, the new index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have negatively affected the credibility of the consumer price index published by INDEC, as well as other indexes published by INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports.

Recently, some investigations have led to judicial proceedings to determine whether there was alteration of confidential statistical information related to the collection of data used to calculate the rates published by the INDEC. If these investigations determine that the methodology was manipulated, or if it is determined that it is necessary to correct the consumer price index and the other INDEC indexes derived from the consumer price index, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a materially adverse effect on our ability to access international credit markets at market rates to finance our operations.

Moreover, on November 2010 the Argentine government requested the IMF to provide technical assistance in the revision of the consumer price index.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth

During the first half of 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. The government announced that, as a result of the restructuring, the country’s total outstanding indebtedness amounted approximately to US$62 billion, excluding approximately US$20 billion of defaulted bonds held by holdouts (i.e. creditors that did not participate in the restructuring).

In 2006, Argentina paid US$9.8 billion of indebtedness owed to the IMF using Central Bank reserves. In addition, the government announced its decision to (i) pay US$6.7 billion of indebtedness owed to the Paris Club (a group composed of 19 countries, including the United States of America and other members of the G8 industrially developed group of nations) using Central Bank reserves and (ii) make an offer to the existing holdouts of the 2005 restructuring. As of the date hereof, the Ministry of Economy has not disbursed the funds necessary to pay such indebtedness. Additionally, in June 2010, Argentina completed the renegotiation of approximately 66% of the defaulted bonds that were not swapped in 2005.

With respect to the Paris Club indebtedness, on September 2, 2008, pursuant to Decree No. 1,394/2008, Argentina officially announced its decision to pay its debt owed to its creditor nations who are members of the Paris Club. Pursuant to a communication issued on September 18, 2008, the Paris Club announced that it accepted Argentina’s decision. As of the date hereof, the amount of the debt to be paid and the terms of payment have not been defined. Recent discussions have been held with individual members of Paris Club. Reaching an agreement with the Paris Club is critical since, without private international funds, Argentina will not be able to repay its obligations and funding from multilateral financial institutions may become limited or unavailable. This may adversely affect the economic growth of Argentina and its public finances, which in turn could also adversely affect our operations, financial condition or results.

With respect to holdouts of the 2005 restructuring, some bondholders in the United States, Italy and Germany have filed legal actions against Argentina, including claims in the International Center for the Settlement of Investment Disputes (“ICSID”). Other holdouts may initiate new suits in the future. In an effort to reach a resolution with the holdouts of the 2005 restructuring, the government has received a proposal from Citibank S.A., Barclays Bank and Deutsche Bank, proposing (i) an exchange offer to these holdouts and (ii) the restructuring of certain of the country’s liabilities which were to become due between 2009 and 2012 (the “Secured Loans”). In a press conference held on October 16, 2008, the Jefe de Gabinete (Head of the Cabinet of Ministers) announced the execution of a letter of understanding between the government and the above-mentioned banks in order to implement the restructuring of the Secured Loans. On February 2, 2009, pursuant to Joint Resolutions No.’s 8/2009 and 5/2009 of the Secretariat of Economy and the Secretariat of Finance of the Ministry of Finance, an exchange offer relating to the domestic tranche of the Secured Loans was launched. Subsequently, the government announced that approximately 97% creditors had accepted the terms of the exchange offer, representing Ps.15.08 billion of the Ps.15.60 outstanding aggregate amount of domestic Secured Loans due in 2009, 2010 and 2011. The new bonds issued pursuant to the exchange offer mature on January 2014. The government has filed a registration statement on Form S-B with the SEC on December 16, 2009, setting forth the terms and conditions of the expected exchange offer with the holdouts of the 2005 restructuring.

Through Decree No. 2010/2009 (the “Decree 2010”) the executive branch of the federal government created the Fondo de Bicentenario para el Desendeudamiento y la Estabilidad (the “Bicentenary Fund”) in order to (i) guarantee debt obligations due in 2010; (ii) increase the development of the local economy; and (iii) obtain financing with lower rates than the current ones, not only for the public sector but also for the private. The Decree 2010 set forth that the Bicentenary Fund would be funded with US$6.569 billion of the Central Bank’s international reserves in exchange for a non transferable ten-year Argentine treasury bond. Pursuant to this Decree, the president of the Central Bank, Mr. Martin Redrado, requested in-house and outside legal opinions to confirm the legality of the transfer of international reserves to the Bicentenary Fund. Since both in-house and outside legal opinions concluded that the Central Bank was not allowed to transfer the above-mentioned funds, the president of the Central Bank did not proceed with the funding of the Bicentenary Fund and the President of Argentina requested his resignation. When the president of the Central Bank did not resign, the President of Argentina dismissed him by Decreto de Necesidad y Urgencia (an emergency decree). Since the president of the Central Bank considered that this decree did not fulfill the requirements set forth by the Carta Orgánica del Banco Central (the Central Bank’s bylaws), he filed a preliminary injunction to (i) request the declaration of the emergency decree as unconstitutional; and (ii) request the reinstatement of his position in the Central Bank. The judge granted the preliminary injunction and ordered his reinstatement and set forth that the Central Bank’s international reserves could not be transferred to the Bicentenary Fund without the intervention and approval of the federal legislative branch. The executive branch subsequently appealed the decision. The Cámara en lo Contenciso Administrativo Federal (The Administrative Court of Appeals) confirmed the judge’s resolution with respect to the Bicenterary Fund. The Administrative Court of Appeals stated that the status of the president of the Central Bank would be determined by the Comisión Bicameral Permanente (Permanent Bi-Chambered Commission) of the federal congress which was to issue a non binding opinion to the federal executive branch recommending whether to dismiss or keep Mr. Redrado as president of the Central Bank. However, the president of the Central Bank resigned prior to the Permanent Bi-Chambered Commission issuing the non binding opinion requesting Mr. Redrado’s dismissal. Consequently, the federal executive branch did not accept his resignation. Once the Permanent Bi-Chambered Commission issued its opinion, the federal executive branch ratified his dismissal and appointed Mercedes Marco del Pont as the new president of the Central Bank. The final implementation of the Bicentenary Fund is to be discussed and decided by the federal congress. Therefore, we cannot assure the outcome of the process or the impact that its implementation or non-implementation could have on the national economy and local financial markets.

Additionally, foreign shareholders of certain Argentine companies have filed claims in excess of US$17 billion in the ICSID, alleging that certain Argentine government measures are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party. To date, the ICSID has rendered decisions adverse to Argentina in several cases. Additionally, it should be noted that on October 7, 2008, an ICSID tribunal, in a case in which it had already awarded compensation to the claimants, issued a decision ordering Argentina to pay the compensation previously awarded to the claimants within 60 days. In its decision, the ICSID tribunal stated that, based on the interpretation of the Bilateral Treaty on Protection and Reciprocal Promotion of Investments (the “IBT”), executed between the United States and Argentina, (i) to the extent the compensation orders are not revoked, the compensation payments ordered to be made by the ICSID should be made immediately and claimants do not need to file subsequent actions or execution proceedings seeking payment of the awarded compensation and (ii) Argentina’s position of waiting for the claimants to file execution proceedings to seek collection of already awarded amounts is in flagrant breach of the international law obligations undertaken by Argentina under the IBT.

Argentina’s past default, its failure to completely restructure its remaining sovereign debt, and its failure to fully negotiate with the holdout creditors has prevented and may continue to prevent Argentina from re-entering the international capital markets. Additionally, litigation initiated by holdout creditors as well as ICSID claims has resulted in material judgments and may result in new material judgements against the government and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have the financial resources necessary to implement reforms and foster growth, which could have a material adverse effect on the country’s economy, and consequently, our financial condition.

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

If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business. Moreover, it would likely result in a decline in the value of our common shares and the ADSs as measured in U.S. Dollars.

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

The Argentine government has historically exercised significant influence over the country’s economy. Additionally, the country’s legal and regulatory frameworks have at times suffered radical changes, due to political influence and significant political uncertainties.

Moreover, during its crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and heightened political tension. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy, and thereby our business.

The nationalization of Argentina’s pension funds has materially and adversely affected local capital markets and may continue to do so.

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred approximately Ps.94.4 billion (US$29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the government-run social security agency (“ANSES”).

Law No. 26,425 was supplemented, among others, by Decree No. 2103/2008 which describes the composition of the fund (Fondo de Garantia de Sustentabilidad) to be managed by ANSES and the directions for the management thereof; in turn, Decree No. 2104/08 regulates the matters concerning the transfer to the Argentine government of the contributions and all the documentation of the members of the capitalization regime retroactive as of December 1, 2008.

AFJPs were the largest participants in the country’s local capital markets, leading the group of institutional investors. With the nationalization of their assets, the dynamics of the local capital markets changed due to the decrease in size, becoming substantially concentrated. In addition, the government became a significant shareholder in many of the country’s publicly-held companies, a circumstance that may bring about consequences to Argentina’s capital markets and companies that are difficult to measure as of the date of this annual report.

As a result, access to liquidity may be further limited, funding costs may rise and the government may have greater influence over the operations of such companies of which it became shareholder. The nationalization of the AFJPs has adversely affected investor confidence in Argentina.

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

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Many of these restrictions were substantially eased after the crisis. However, in June 2005, the government issued decree No. 616/2005, that established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. This measure increases the cost of obtaining foreign funds and limits access to such financing.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, for example in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is substantially constrained.

In December, 2008 Law No. 26,476 introduced certain changes in the Argentine labor and tax regime. As part of these changes, a broad tax moratorium was declared and natural and legal persons falling under its scope were given the option to disclose their holdings in national and foreign currency and other assets, both in Argentina and abroad, for purposes of their entry to the country, subject to the payment of a tax as established in the law. Those falling under the scope of this law were not obliged to disclose to the Argentine Tax Authority (“AFIP”) the date of purchase of their holdings or the source of the funds with which they had made such purchase, and were released from civil or criminal liability relating to those holdings. The period to disclose the holdings was effective from March 1, 2009 until August 31, 2009. Although the International Financial Action Group (“GAFI”) has not rendered an opinion in this regard, these actions could encourage the entry of money of doubtful origin, breaching the international regulations and commitments undertaken by Argentina, which would in turn generate even more distrust in the local financial system.

Finally, under Resolution No. 82/2009, the Ministry of Economy and Public Finance suspended the mandatory deposit set forth by Decree 616/2005 during the term of the mentioned tax moratorium and until September 2009, to the extent that the incoming funds were used for any of the purposes described in Section 27 (b), (c) and (d) of Law No. 26,476. Therefore, no deposit would be required when bringing capital into Argentina, pursuant to the terms of the tax moratorium, for the following purposes: (i) assets based in the country and holdings of local and foreign currency in Argentina; (ii) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina, allocated to the subscription of government securities issued by the Argentine government; (iii) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina by individuals, allocated to the purchase in Argentina of newly built properties or properties that have obtained the relevant work completion certificate; and (iv) foreign currency held abroad and/or foreign deposits, and local currency and/or foreign currency held in Argentina, allocated to the building of new properties, completion of works in progress, funding of infrastructure works, real estate, agricultural, industrial, tourism and services investments in Argentina.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies´ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from approved and audited financial statements. However similar restrictions may be enacted by the Argentine government or the Central Bank again and, if this were to occur, it could have an adverse effect on the value of our common shares and the ADSs. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of ADSs.

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

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries, including Argentina and the availability of funds for issuers in such countries. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

In addition, Argentina is also affected by the economic conditions of major trade partners, such as Brazil and/or countries that have influence over world economic cycles, such as the United States. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

In particular, the adverse effect of the “sub-prime” crisis in the United States in mid-2007, principally caused by the collapse of high risk mortgage market, resulted in a financial crisis that affected the U.S. financial system and quickly expanded to the international financial system. As a consequence of this global crisis, several U.S. and European financial institutions were declared insolvent and the main global stock markets, including the Argentine stock exchange, crashed. In order to curtail the effects of the global economic crisis, the governments of developed countries implemented bailout measures to help the affected financial institutions and provide liquidity to the markets.

Notwithstanding these measures, no assurance can be given with regard to the effects of the insolvency of such financial institutions on the international financial system. Moreover, the financial crisis is taking place within an environment of a world economic recession, which has led to volatile oil and commodity prices and a significant reduction in the availability of international credit. Although these recessionary conditions are easing, the world’s largest economies could once again shrink or weakness in global financial institutions could lead to an even worse tightening of international credit markets, further increasing the slowdown of the world’s principal economies. The current global economic crisis may have significant long-term effects in Latin America. In particular, Argentina may be adversely affected as a result of the lack of international credit, a reduction in demand for Argentine exports, a significant reduction of direct foreign investment and higher inflation rates throughout the world. The occurrence of any or all such events, as well as any event affecting Argentina’s main regional partners (including the Mercosur member countries) may have a significant adverse effect on the Argentine economy and, consequently, on our operations, businesses and results.

If the decline in international prices for Argentina’s main commodity exports continues, such decline could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the financial crisis in 2001 and 2002 has depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybeans. High commodity prices have contributed significantly to government revenues from taxes on exports. If commodity prices decline, the growth of the Argentine economy could be affected. Such occurrence would have a negative impact on the levels of government revenues, the government’s ability to service its debt and on our business.

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

Risks Related to Our Business

We are subject to risks inherent to the operation of shopping centers that may affect our profitability.

Shopping centers are subject to various factors that affect their development, administration and profitability. These factors include:

•	the accessibility and the attractiveness of the area where the shopping center is located;

•	the intrinsic attractiveness of the shopping center;

•	the flow of people and the level of sales of each shopping center rental unit;

•	increasing competition from internet sales;

•	the amount of rent collected from each shopping center rental unit;

•	changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

•	the fluctuations in occupancy levels in the shopping centers.

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

Our economic performance and the value of our real estate assets are subject to the risk that if our properties do not generate sufficient revenues to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to service our debt and cover other expenses may be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

•	downturns in the national, regional and local economic climate;

•	volatility and decline in discretionary spending;

•	competition from other shopping centers;

•	local real estate market conditions, such as oversupply or reduction in demand for retail space;

•	decreases in consumption levels;

•	changes in interest rates and availability of financing;

•	the exercise by our tenants of their legal right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expense, salary increases, utilities, real estate taxes, state and local taxes and heightened security costs;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•

significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

•	declines in the financial condition of our tenants and our ability to collect rents from our tenants;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property; and

•	changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation or confiscation.

If any one or more of the foregoing conditions were to affect our business, it could have a material adverse effect on our financial condition and results of operations.

An adverse economic environment for real estate companies and the credit crisis may adversely impact our results of operations and business prospects significantly.

The success of our business and profitability of our operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of available credit for acquisitions would be likely to constrain our business growth. As part of our business goals, we intend to increase our properties portfolio with strategic acquisitions of core properties at advantageous prices, and core plus and value added properties where we believe we can bring necessary expertise to enhance property values. In order to pursue acquisitions, we may need access to equity capital and/or debt financing. Recent disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets presents itself in the future, there can be no assurances that government responses to the disruptions in the financial markets will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

The loss of significant tenants could adversely affect both the operating revenues and value of our properties.

If certain of our most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we simply failed to retain their patronage, our business could be adversely affected. Our shopping centers are typically anchored by significant tenants, such as well known department stores who generate shopping traffic at the mall. A decision by such significant tenants to cease operations at our shopping centers could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on our financial condition and results of operations. The closing of one or more significant tenants may induce other major tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. In addition, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of one or more significant tenants, if we are not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

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

We have in the past acquired, and intend to acquire in the future, properties, including large properties (such as the acquisition of Abasto de Buenos Aires or Alto Palermo Shopping) that would increase our size and potentially alter our capital structure. Although we believe that the acquisitions that we have completed in the past and that we expect to undertake in the future have, and will, enhance our future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

•	we may not be able to obtain financing for acquisitions on favorable terms;

•	acquired properties may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates;

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

We own several plots of land which are not zoned for the type of projects we intend to develop. In addition, we do not yet have the required land-use, building, occupancy and other required governmental permits and authorizations. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed or rejected. Moreover, we may be affected by building moratorium and anti-growth legislation. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

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

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus, also known as the “swine flu”, have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect our results of operations.

As a result of the outbreak of Influenza A H1N1 during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Further, several governments enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. Additionally, the outbreak of Influenza A H1N1 contributed significantly to a decrease in the number of tourists visiting Argentina in 2009.

We cannot assure you that a new outbreak or health hazard will not occur in the future, or that such an outbreak or hazard would not significantly negatively affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

Argentine Lease Law No. 23,091 imposes restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•

lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation these provisions may not be enforceable and therefore it may be impossible for us to adjust the amounts owed to us under our lease agreements;

•

residential leases must comply with a mandatory minimum term of two years and retail leases must comply with a mandatory minimum term of three years except in the case of stands and/or spaces for special exhibitions;

•	lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that leases containing a purchase option are not subject to term limitations); and

•	tenants may rescind commercial and office lease agreements after the initial six-month period.

As a result of the foregoing, we are exposed to the risk of increases of inflation under our leases and the exercise of rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

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

We have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material and adverse effect on our financial condition and results of operation.

Our investment in property development, redevelopment and construction activities may be less profitable than we anticipate.

We are engage in the development and construction of shopping centers and residential apartment complexes, frequently through third-party contractors. Risks associated with our development, re-development and constructions activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs of a project may exceed our original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;

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

•

impossibility to obtain, delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

•	significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

•

construction may not be completed on schedule because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods), resulting in increased debt service expense and construction costs; and

•	we may incur capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions.

In addition, we may face contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31, 32 under Law No. 20,744), which provide for joint and several liability. Many companies in Argentina hire personnel from third-party companies that provide outsourced services, and sign indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in recent years several courts have denied the existence of independence in those labor relationships and declared joint and several liabilities for both companies.

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

For the fiscal year ended June 30, 2010, 83.6 % of our sales from leases and services were derived from properties in the City of Buenos Aires and the greater Buenos Aires metropolitan area. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the greater Buenos Aires metropolitan area, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

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

We currently carry insuarence policies that cover potential risks such as civil liability, fire, loss profit, floods, including extended coverage and losses from leases on all of our properties. Although we believe the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in the national market. Should an insured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Moreover, we do not purchase life or disability insurance for any of our key employees. If any of our key employees were to die or become incapacitated, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

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

We had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2010, our consolidated financial debt amounted to Ps. 882.4 million (including accrued and unpaid interests and deferred financing costs).

Although we are generating sufficient funds from operating cash flows to satisfy our debt service requirements and our capacity to obtain new financing is adequate given the current availability of credit lines with the banks, we cannot assure you that we will maintain such cash flow and adequate financial capacity in the future.

The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. In addition, the recent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last.

This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to changes in market conditions, changes in the real estate industry and economic downturns.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the lenders and/or holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions (including the recent international credit crisis) and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations.

We may be negatively affected by a financial crisis in the U.S., the European Union and global capital markets.

We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities.

The capital and credit markets have been experiencing extreme volatility and disruption during the last credit crisis. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of our company or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

The recurrence of a credit crisis could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and liquidity.

The recent credit crisis had a significant negative impact on businesses around the world. The impact of a crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction their future orders of their products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection, antitrust and other requirements, all of which affect our ability to acquire land, buildings and shopping centers, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects. Maintaining our licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

In addition, public authorities may issue new and stricter standards, or enforce or construe existing laws and regulations in a more restrictive manner, which may force us to make expenditures to comply with such new rules. Development activities are also subject to risks relating to potential delays in obtaining or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on our business.

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

We have subsidiaries and hence an important source of funds for us are cash dividends and other permitted payments from our subsidiaries. The debt agreements of our subsidiaries may contain covenants restricting their ability to pay dividends or make other distributions. If our subsidiaries are unable to make payments to our Company, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness.

We are controlled by one principal shareholder.

As of November 30, 2010, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), our major shareholder, owned in the aggregate 94.9% of our capital stock. This principal shareholder controls us and has significant influence on the election of our directors and the outcome of any action requiring shareholder approval. The number of shares beneficially owned by IRSA will increase by approximately 2,174,829,978 assuming full conversion of US$31.7 million of our outstanding Convertible Notes owned by IRSA.

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

As of June 30, 2010, the majority of our liabilities, such as our Series I Notes, Series IV Notes and our convertible notes are denominated in U.S. dollars while our revenues and most of our assets as of June 30, 2010 are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

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

The ADS are freely transferable under U.S. securities laws, including shares sold to our affiliates. IRSA, which as of November 30, 2010 own approximately 94.9% of our common shares (or approximately 1,195,253,997 common shares which may be exchanged for an aggregate of 29,881,350 ADS), is free to dispose of any or all of its common shares or ADS at any time in its discretion. Sales of a large number of our common shares and/or ADS would likely have an adverse effect on the market price of our common shares and the ADS.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange (the “Bolsa de Comercio de Buenos Aires”) than is regularly published by or domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP and the regulations of the Comisión Nacional de Valores, which differ in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

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

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. There is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a US or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our shares or ADSs would suffer negative consequences

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2010, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.If we become a PFIC, U.S. Holders (as defined in “Taxation-United States Taxation”) of our shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or ADSs at a gain, as well as reporting requirements. Please see “Taxation-United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the US securities markets or markets in some other jurisdictions. In addition, rules and policies against self—dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

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

Holders of common shares may determine to not pay any dividends.

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

A. History and Development of the Company

General Information

Our legal name is “Alto Palermo S.A. (APSA)” and our commercial name is Alto Palermo Centros Comerciales. We were authorized and incorporated by Executive Decree issued by the Argentine Executive Branch on August 29, 1889, registered under No. 126 of Page 268 of Book IV (special), and registered in the Public Registry of Commerce of the City of Buenos Aires (as adapted to conform to law 19,550) on February 27, 1976 under No. 323 on Page 6 of Book 85, Volume A of Argentine Corporations. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and our ADS on the NASDAQ. Our headquarters and principal executive offices are located at Moreno 877, 22nd Floor, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54-(11)-4344-4600. Our Depositary Agent for the ADS in the United States is Bank of New York whose address is 1258 Church Street Station, New York, New York 10286, and whose telephone is +1-(610)-312-5315. Our website is www.apsacc.com.ar. Information contained in or accesible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resources locator” and are for your information reference only. We assume no responsibility for the information contained on this site.

History

We were organized in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and, until 1984, we led the main fresh produce market in the City of Buenos Aires. Our most important asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely ceased operations. In July 1994, IRSA acquired a controlling interest in our company and, subsequently, we resumed real estate operations. Since then, we have continued to grow through a series of acquisitions and the development of our businesses. In April 1997, we merged with fourteen of our wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)” to “Alto Palermo S.A. (APSA)”. As of November 30, 2010, the largest beneficial owner of our capital stock is IRSA with an aggregate shareholding of 94.9% of our common shares. Our remaining shares are owned by the public.

Significant acquisitions, dispositions and development of businesses

The following is a description of the most significant events in terms of acquisitions, divestitures, real estate barter transactions and other transactions which occurred during the years ended June 30, 2010, 2009 and 2008:

Fiscal Year Ended June 30, 2010

Acquisitions

Acquisition of Tarshop’s shares. On October 30, 2009, our consumer financing subsidiary Tarshop S.A. (“Tarshop”) capitalized certain capital contributions made by us, increasing our interest in Tarshop to 98.5878%.

During January 2010, we acquired the remaining minority interest in Tarshop for US$ 0.54 million, reaching 100% of its capital stock.

Acquisition of Arcos del Gourmet S.A.’s shares. In August 2007, we paid US$ 0.6 million for an option to purchase an 80% interest in Arcos del Gourmet S.A. (“Arcos del Gourmet”), a company holder of a concession to exploit the old warehouses and adjacent spaces located at Palermo neighborhood in Buenos Aires, and owned by the Organismo Nacional Administrador de Bienes del Estado (“ONABE”), a public entity created to administer certain public assets, mainly former national railway assets.

On November 27, 2009, we exercised the option and completed the acquisition of 80% of Arcos del Gourmet’s common stock for an aggregate purchase price of US$ 6.5 million, of which US$ 3.1 million was paid as of June 30, 2010. The remaining balance will be paid as follows: (i) US$ 2.0 million in two equal annual installments due on the second and third anniversary of the acquisition date and (ii) US$ 1.4 million at the time of executing the share subscription agreements.

As customary for this type of transactions, we consulted with the National Antitrust Commission about the need to report the acquisition, which is still pending a response.

On February 17, 2010, the shareholders of Arcos del Gourmet approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million, of which we contributed Ps. 8.3 million.

On June 25, 2010, we and certain minority shareholders entered into an option agreement to acquire a 17.54% minority interest in Arcos del Gourmet for an aggregate price of US$1.4 million, of which US$ 0.4 million was paid as of the date of these financial statements. The option expires on April 30, 2011 and is subject to certain conditions including but not limited to ONABE´s launch of a bidding process for the sale of the concessioned assets over which we have a preemptive right.

Dispositions

Sale of equity interest in Tarshop. On December 29, 2009, we signed an agreement with Banco Hipotecario to sell 80% of Tarshop’s shares subject to the approval of the Central Bank. On August 30, 2010, the Central Bank approved our sale of 80% of Tarshop’s capital stock to Banco Hipotecario. As a result, on September 13, 2010, we transferred 107,037,152 common shares of Tarshop to Banco Hipotecario. The total purchase price paid was US$ 26.8 million. Immediately after the sale, our interest in Tarshop was 20% of its capital stock.

Sale of properties in Rosario. On April 14, 2010, we sold the lot designated as 2A of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, of which US$ 1.0 million was collected as of June 30, 2010. The remaining balance will be settled upon executing the title deed. The sale is subject to certain conditions precedent, which have not been fulfilled as of the date of this annual report.

On May 3, 2010, we sold the lot designated as 2E of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 1.4 million, of which US$ 0.3 million was collected as of June 30, 2010. The outstanding balance will be settled as follows: (a) an amount of US$ 0.3 million due on September 30, 2010, upon transfer of title and (b) an amount of US$ 0.7 million, plus interest at 14% payable on May 30, 2011. The lot was mortgaged in favor of the Company as collateral.

Developments of businesses

Panamerican Mall S.A. (“PAMSA”). PAMSA, a company organized in November 2006 between us and Centro Comercial Panamericano S.A. (“CCP”), with 80% and 20% interests, respectively, has developed a commercial venture comprising a shopping center, a hypermarket and an office building in the Saavedra neighborhood in Buenos Aires City. During May 2009, “Dot Baires” and the hypermarket were opened while multiplex cinema was opened in early July. The office building is at the completion stage. Construction is being carried out by Constructora San José Argentina S.A., a company related to CCP.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 square meters, out of which 49,731 are square meters of gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles. It is the shopping mall with the largest amount of square meters in Buenos Aires City.

Total contributions to this project made by the shareholders amounted to Ps. 556.9 million and Ps. 532.4 million as of June 30, 2010 and 2009, respectively.

Fiscal Year Ended June 30, 2009

Developments of businesses

Barter transaction with Cyrsa S.A. On July 21, 2008, we entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) pursuant to which we, subject to certain closing conditions, would surrender to Cyrsa our right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$ 5.9 million.

On December 17, 2010, we and CYRSA signed an instrument which rescinds the abovementioned agreement.

Barter transaction agreement with Condominios del Alto S.A. On November 27, 2008, we entered into a barter agreement with Condominios del Alto S.A. pursuant to which we bartered a plot of land located in Rosario, Province of Santa Fe for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, we will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million disclosed in the line item “Torres de Rosario under construction” in Note 4.e of our audited consolidated financial statements. As part of the agreement, Condominios del Alto S.A. paid us US$ 34.0 million and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in our favor for US$ 2.3 million; (ii) established a security insurance of which we will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$ 1.0 million.

Paraná plot of land. On June 30, 2009, we signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. We intend to construct a shopping center on the site. On August 12, 2010, the agreement of purchase was executed. See “Recent Developments” for subsequent events details.

Capital increase and loans in Tarshop. In order to face the increasing volatility in the international financial context and to provide Tarshop with a capital base in consonance with the market conditions, in the first quarter of fiscal year 2009 the Company decided to take part in a capital increase for up to the amount of Ps. 60 million, thereby increasing its ownership interest in Tarshop from 80% to 93.4%.

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

During the second quarter of fiscal year 2009, the Company provided financial assistance to Tarshop for Ps. 105 million then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop on the market, considering the complex situation that presented the securitized receivables market, its historical source of financing. The capitalization of such irrevocable capital contributions was decided by Tarshop’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company reached 98.59%. On January 2010 we acquired the remaining minority interest in Tarshop. On December 22, 2009, we reported our board of director’s approval of the sale of part of our interest in Tarshop to Banco Hipotecario. Immediately after the sale, our equity interest in Tarshop was 20% of its capital stock. See “Recent Developments” for subsequent events details.

Córdoba Shopping. On December 27, 2006, we acquired 100% interest in the Cordoba Shopping - Villa Cabrera located in Cordoba, Argentina, owned by Empalme S.A.I.C.F.A. y G. (“Empalme”). The property, which is located in the Villa Cabrera neighbourhood of the City of Cordoba, is a 35,000 square meter shopping center comprising 106 stores, a 12 movie theatre complex and a 1,500-vehicle parking lot.

The interest was acquired for US$ 13.3 million. We paid US$ 5.3 million in cash and financed the remaining portion of the purchase price in four equal installments of US$ 2 million each due every six months as from June 2007. This financing accrued interest at a fixed rate of 6% per annum. The unpaid balance was collateralized by a pledge on the shares of Empalme in favor of the sellers. Governmental approval was obtained in December 2006. In December 2008, the fourth and last installment was paid and the encumbrance was lifted.

Our purchase of Empalme has been accounted for following the guidance in Technical Resolution No. 18 (RT No. 18). As from January 1, 2009, Empalme merged into Shopping Alto Palermo S.A. (“SAPSA”).

Sale of E-Commerce Latina S.A. shares and purchase of Comercializadora Los Altos S.A. shares. As of June 30, 2007, we had a 100% ownership interest in E-commerce Latina S.A. E-commerce Latina S.A. conducted operations through its subsidiary Altocity.com which offered products over the internet through March 2007 when the website was deactivated. E-commerce Latina S.A. started new operations in April 2007. For that reason, E-commerce Latina S.A. effected the change of its subsidiary´s name from Altocity.com to Comercializadora Los Altos S.A. (“Comercializadora Los Altos”). In November 2007, E-commerce Latina S.A.´s interest in Comercializadora Los Altos was transferred directly to us for aggregate consideration of Ps. 3.7 million having a de minimis effect in our Consolidated Financial Statements. Concurrently we sold our interest in E-commerce Latina S.A. (after the reorganization of Comercializadora Los Altos) to IRSA and Patagonian Investment S.A., our controlling shareholder and one of IRSA´s subsidiaries, respectively, for aggregate consideration of Ps. 3.5 million. Comercializadora Los Altos operates as lease agent for us. As from July 1, 2009 Comercializadora Los Altos merged into Fibesa S.A. (“Fibesa”).

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

The shares acquired on behalf of SAPSA were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1.0 million was returned to us on October 2, 2008.

As from January 1, 2009, Mendoza Plaza Shopping S.A. merged into SAPSA.

Fiscal Year ended June 30, 2008

Acquisitions

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

On November 27, 2009, the Company exercised the option and completed the acquisition of 80% of Arcos del Gourmet’s common stock.

Beruti plot of land. On June 24, 2008, we acquired a plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in the City of Buenos Aires for US$ 17.8 million, which was fully paid as of June 30, 2008. See “Recent Developments” for subsequent events details.

Acquisition of Soleil Factory shopping center business. On December 28, 2007, we entered into an agreement with INCSA, an unrelated party, for the acquisition of the “Soleil Factory” shopping center business, for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million had been paid and disclosed in the line item “Suppliers advances” in Note 20.a. The transaction was subject to certain conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million would accrue fixed interest at 5% per year and be payable in seven annual and consecutive installments starting on the first anniversary of the signing of the contract.

Furthermore, on December 28, 2007, the Company and INCSA had signed a letter of intent to acquire, build and manage a commercial center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was set at US$ 1.3 million, of which US$ 0.05 million was paid on January 2, 2008. This transaction was subject to certain conditions precedent, such as the completion of the acquisition of the Soleil Factory described above.

These conditions were fulfilled on July 1, 2010 and the transaction was closed. See Note 16 to our Audited Consolidated Financial Statements for subsequent events details.

Developments of businesses

Barter transaction agreement with Condominios del Alto S.A. On October 11, 2007, we entered into a barter agreement with an unrelated party Condominios del Alto S.A. pursuant to which we bartered a plot of land located in Rosario, Province of Santa Fe for future 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total fair value of the transaction is US$ 1.1 million disclosed in the line item “Torres de Rosario” in Note 4.e to our audited consolidated financial statement. Upon signing of the agreement, Condominios del Alto S.A. paid us US$ 15 and assumed certain obligations. Condominios del Alto S.A. (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in our favor for US$ 1.1 million; (ii) established a security insurance of which we will be assignor of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios del Alto S.A. assumed a personal guarantee of the obligations of Condominios del Alto S.A. up to the amount of US$ 0.8 million.

On March 17, 2010, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 15 parking spaces.

Shopping Neuquén project. The main asset of the Shopping Neuquén S.A. is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where we intend to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center would be built. The agreement was subject to two conditions, both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and (ii) the approval by the Municipality of Neuquén of the new project and extension of the environmental impact study.

The agreement put an end to the law suit of Shopping Neuquén against the City Hall of Neuquén before the High Court of Neuquén, in which the only pending issue was the determination of fees of the City Hall attorneys’ fees that are to be borne by Shopping Neuquén. On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which the pending fees borne by Shopping Neuquén were established. Such decision is not final and Shopping Neuquén has appealed it through the filing of an explanatory appeal on November 12, 2010, an appeal for annulment on November 17, 2010, and an extraordinary appeal on November 24, 2010.

According to the terms of the agreement, Shopping Neuquén S.A. submitted the corresponding project plans within the required timeframe of 150 days as from approval date due February 17, 2008. The Municipality of Neuquén objected to certain terms of the plans and Shopping Neuquén S.A. requested an extension to the term to submit a revised plan.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a revised agreement by which Shopping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments were filed. On January 18, 2010, the Municipality of Neuquén requested changes to the plans, which were finally approved on April 8, 2010.

Shopping Neuquén S.A. submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket) for which the respective permits were obtained. Shopping Neuquén S.A. started construction on July 5, 2010.

The first construction stage should be completed within a 22-month period as from July 2010.

In the case of failing to comply with the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the Agreement and carry out certain actions that may be considered necessary, including to request the return of the Company´s plots acquired to the Municipality of Neuquén.

Capital Expenditures

Fiscal year 2010

For the fiscal year ended on June 30, 2010 we invested Ps. 53.8 million in capital expenditures of which: (i) Ps. 32.5 million were related to improvements made to our shopping centers and offices; (ii) Ps. 7.4 million were related to works and advance payments made in Dot Baires shopping; (iii) Ps. 6.0 million were allocated to suppliers advances; (iv) Ps. 2.6 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (v) Ps. 3.1 million were allocated to the acquisition of undeveloped parcels of land and (vi) Ps. 2.2 million were allocated to other purposes.

Fiscal year 2009

For the fiscal year ended on June 30, 2009 we invested Ps. 247.4 million in capital expenditures of which: (i) Ps. 205.9 million were related to works and advance payments made in Dot Baires shopping; (ii) Ps. 11.1 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (iii) Ps. 17.0 million were related to improvements made to our shopping centers and offices; (iv) Ps. 4.0 million were allocated to the acquisition of undeveloped parcels of land and (v) Ps. 9.4 million were allocated to other purposes.

Fiscal year 2008

For the fiscal year ended on June 30, 2008 we invested Ps. 270.2 million in capital expenditures of which: (i) Ps. 114.4 million were related to the construction of Dot Baires shopping; (ii) Ps. 50.0 million were related to improvements made to our shopping centers and offices; (iii) Ps. 25.6 million were related to an advance payment for the acquisition of Soleil Factory shopping center business; (iv) Ps. 23.1 million were related to payments for the acquisition of Patio Olmos building, located in the City of Córdoba; (v) Ps. 16.9 million were related to an advance payment for the purchase of an undeveloped parcel of land located at Beruti St.; (vi) Ps. 11.6 million were related to the acquisition of furniture and fixtures, computer equipment, software and facilities; (vii) Ps. 8.6 million were related to payments for the construction of garages in Paseo Alcorta shopping; (viii) Ps. 10.2 million were related to the acquisition of other fixed assets; (ix) Ps. 0.6 million were related to the acquisition of other undeveloped parcels of land and (x) Ps. 9.2 million were allocated to other purposes.

Recent Developments

Acquisition of TGLT Shares: On November 4, 2010, we acquired the amount of 5,214,662 registred non-endorsable common shares of TGLT S.A. (“TGLT”) for a total consideration of Ps.47.1 million.

Exercise of purchase option for acquiring Parque Arauco S.A.’s direct and indirect interest in us: On October 15 2010, IRSA executed its option to acquire Parque Arauco S.A.’s direct and indirect stake in the Company. The purchase price was US$ 126 million, of which US$ 6 million was paid by IRSA at the time the option was granted. According to the terms of the option granted on January 13, 2010, the dividends corresponding to the fiscal year ended on June 30, 2010 were deducted from the puchase price. As a consequence of this transaction, IRSA increased its equity interest in Alto Palermo from 63.35% to 94.9% of its capital stock.

Sale of Beruti Plot to TGLT: On October 13, 2010, we executed a sale and purchase agreement with TGLT in order to transfer the property we own, located at Beruti 3351/3359, between Bulnes Street and Coronel Diaz Avenue in the City of Buenos Aires. In such property TGLT intends to build an apartment building with both residential and commercial parking spaces. The transaction was agreed upon at a purchase price of US$ 18.8 millions. As a consideration TGLT has to transfer us: (i) a number of residential units to be determined, representing 17.33% of the total square meters of the residential units to be constructed in the building; (ii) a number of residential parking spaces to be determined representing 15.82% of the total square meters of residential parking spaces to be constructed in the building; (iii) all of the commercial parking spaces to be constructed in the building; and (iv) the amount of US$ 10,700,000 to be paid simultaneously with the signing of the deed of the property in favor of TGLT.

On October 29, 2010, TGLT completed the initial public offering of its shares on the Bolsa de Comercio de Buenos Aires, thus complying with the condition to which the operation was subject.

On November 5, 2010, TGLT advanced payment of US$ 10.7 million. On December 16, 2010, it was executed the title deed to the Beruti plot of land.

Conversion of Alto Palermo´s Convertible Notes: On October 7, 2010, we reported that two holders of our Convertible Notes exercised their conversion rights. Hence, we issued 477,544,197 common shares, with nominal value of Ps. 0.1 each, and cancel Convertible Notes for an amount of US$ 15,472,432.

As a result of the conversion, our capital stock increased from Ps. 78,206,421.4 to Ps. 125,960,841.1 and the number of outstanding shares increased from 782,064,214 to 1,259,608,411. On the other hand, the amount of Convertible Notes outstanding is US$ 31,755,502.

Payment of early dividend: On October 7, 2010, our board of directors approved the distribution of an early dividend in cash for an amount of Ps. 113 million or Ps. 0,08971042033 per share (Ps. 3,588416813 per ADR) and was paid in Argentina on October 15th, 2010.

Sale of Tarshop: On August 30, 2010, the Central Bank approved our sale of 80% of Tarshop’s capital stock to Banco Hipotecario. As a result, on September 13, 2010, we transferred 107,037,152 common shares of Tarshop to Banco Hipotecario. The total purchase price paid was U$S 26.8 million. Inmediately after the sale, our interest in Tarshop was 20% of its capital stock.

Paraná Plot: On August 12, 2010 we executed a preliminary purchase agreement in order to acquire a plot of land in Paraná, Entre Ríos. The purchase price was US$ 0.5 million, payable as follows: i) US$ 0.05 million were paid as advance payment on July 14, 2009; ii) US$ 0.1 million were paid upon execution of the preliminary purchase agreement; and iii) US$ 0.35 million will be paid upon execution of the title deed of conveyance of property.

Acquisition of “Soleil Factory” Shopping Center: On July 1, 2010, we executed together with INC S.A. (“INCSA”) the final instrument for the partial transfer of business whereby INCSA transferred the business of the shopping center that does business under the name “Soleil Factory”. The business mainly includes a building, other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters.

The transaction was filed with the Argentine Antitrust Authority, which has not rendered a decision yet.

San Miguel de Tucumán Plot: On March 15, 2010, we executed an offer to purchase, build and operate a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The transaction was subject to certain conditions precedent that were fulfilled on July 1, 2010 as a result of the execution of the final instrument for the partial transfer of business with INCSA.

Start of Works in Shopping Neuquén S.A.: Shopping Neuquén S.A. filed the work plans for the first stage of the project (which includes the construction of a shopping center and an hypermarket), obtained the consents required for commencing works, and on July 5, 2010, within the 90-calendar day term required, it started the works committed.

The first stage of the project must be completed within 22 months as from the date of commencement of the works. In case of a default of the conditions set forth in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and take such actions as deemed necessary in such regard, including, inter alia, request reimbursement of the parcels of Shopping Neuquén sold by the Municipality of Neuquén.

B. Business Overview

Operations and principal activities

We are primarily engaged in the ownership, acquisition, development, leasing, management and operation of shopping centers and we are one of the largest owners and managers of shopping centers in Argentina in terms of gross leasable area and number of shopping centers. At present, we own and/or operate eleven shopping centers in Argentina, seven of which are located in the Buenos Aires metropolitan area and four of which are in the provinces of Córdoba, Mendoza, Salta and Santa Fe. We also own certain properties for future development in Buenos Aires and several important provincial cities.

As of June 30, 2010, we had total assets of Ps. 2,484.6 million and shareholders’ equity of Ps. 829.0 million. During our fiscal years ended June 30, 2008, 2009 and 2010, we had revenues of Ps.640.2 million, Ps. 642.6 million and Ps. 784.9 million, respectively, and generated net income of Ps. 80.0 million for the fiscal year ended June 30, 2008, a net loss of Ps. 22.1 million for the fiscal year ended June 30, 2009 and net income of Ps. 119.1 million for the fiscal year ended June 30, 2010. We operate our business through three reportable segments: Leases and services, Consumer financing and Others, as described below.

Leases and services. We derive a majority of our revenues from leases with retail tenants in our eleven shopping centers. We generally charge our tenants a rent based on the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales. We also charge our tenants a monthly management fee, prorated among all tenants according to their leases, which differs from shopping center to shopping center, for our administration and maintenance of common areas and administration of contributions made by tenants to finance promotional efforts for our shopping centers. We also generate revenues from admission rights (a non-refundable admission fee tenants may be required to pay upon entering into or renewing a lease), leasing agent fees and parking lot fees charged to visitors. As of June 30, 2010, the average occupancy rate of our shopping centers was 97.5%. Our Leases and services segment generated operating income of Ps. 183.3 million, Ps. 215.8 million and Ps. 266.6 million during our fiscal years ended June 30, 2008, 2009 and 2010, respectively, representing 113.0%, 239.2% and 83.2% of our consolidated operating income for such fiscal years, respectively.

Consumer financing. We operate a Consumer financing business through our majority-owned subsidiary, Tarshop and jointly controlled subsidiary Metroshop S.A. (“Metroshop”). Tarshop’s and Metroshop’s operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card and personal loans activities through securitization of the receivables underlying the accounts we originate. Our revenues from credit card transactions are derived from interest income generated by financing and lending activities, merchants’ fees, charges for life and disability insurances, and fees for data processing and printing cardholders’ account statements and others. Our Consumer financing segment had assets for an amount of Ps.343.8 million as of June 30, 2009 and Ps. 478.3 million as of June 30, 2010, representing 14.0% and 19.2%, respectively, of the consolidated assets as of those dates and generated operating losses of Ps. 22.1 million and Ps. 130.9 million and an operating income of Ps. 49.0 million, during our fiscal years ended June 30, 2008, 2009 and 2010, respectively, representing (13.6%), (145.1%) and 15.3% of our consolidated operating income for such fiscal years, respectively.

In December 2009, we entered into an agreement for the sale of 80% of our shareholding in Tarshop to Banco Hipotecario. On May 21, 2010, and as part of the above mentioned agreement, we and Tarshop entered into an agreement pursuant to which Tarshop sold to us 18,400,000 registered, non-endorsable common shares issued by Metroshop, representing 50% of Metroshop’s capital stock. On August 30, 2010, the Central Bank notified Banco Hipotecario of the approval of the transaction. Consequently, on September 13, 2010, the transaction was closed. Inmediatelly after the sale, our interest in Tarshop was 20% of its capital stock.

Others. Our Others segment includes the development and sale of residential properties, acquisitions of undeveloped parcels of land for future development and sales from time to time of such undeveloped parcels. For the fiscal years ended June 30, 2008, 2009 and 2010, revenues from our Others segment were not significant. Our Others segment generated operating income of Ps. 0.0 million, Ps. 2.9 million and Ps. 1.9 million during fiscal years ended June 30, 2008, 2009 and 2010, respectively, representing 0.0%, 3.2% and 0.6% of our consolidated operating income for such fiscal years, respectively.

Our major shareholders were IRSA and Parque Arauco which together owned 92.9% of our outstanding shares as of June 30, 2010. IRSA is an Argentine company engaged in a range of diversified real estate activities and whose shares are listed on the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange. Parque Arauco is a Chilean company primarily engaged in the acquisition, development and operation of shopping centers and whose shares are listed on the Santiago Stock Exchange.

On October 15, 2010, IRSA acquired Parque Arauco’s direct and indirect stake in Alto Palermo. The purchase price was US$ 126 million, fully paid as of October 15, 2010. According to the terms of the option granted on January 13, 2010, the dividends corresponding to the fiscal year ended on June 30, 2010 were deducted from the acquisition price. As a consequence of this transaction, IRSA increased its equity interest in Alto Palermo from 63.35% to 94.9% of its capital stock.

Business Strategy

In recent years, the Argentine shopping center industry has benefited from improved macroeconomic conditions and a significant expansion in consumer credit.

We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from street-level stores) and a level of shopping center penetration in the market that we consider low compared to many developed countries. We seek to generate a sustained growth in cash flow from our existing shopping centers, increase their long term value and maintain our leading position in the shopping center industry in Argentina, developing new shopping centers in urban areas with attractive prospects of growth, including in the Buenos Aires metropolitan area, Argentine provinces and others places in Latin America.

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

Investment Strategy

We seek to improve our position as a leader in the shopping center industry in Argentina by developing new shopping centers in urban areas with attractive prospects for growth, including in the Buenos Aires metropolitan area, Argentine provincial cities, and possibly elsewhere in Latin America. Our investment strategy is to deploy capital in projects that are expected to generate returns that exceed our cost of capital. Our investment strategy consists primarily of the following:

•	selectively acquiring shopping centers which we believe will benefit from our centralized management and leasing strategies;

•	selectively developing new shopping centers in high density locations with attractive prospects for growth;

•

renovating, redeveloping, expanding, reconfiguring our existing properties to make them more attractive for leasing or re-leasing to tenants or to take advantage of underutilized land or leasable space; and

•	disposing of non-shopping center assets and lines of business from time to time as opportunities arise to realize attractive returns on such assets and lines of business.

Our principal executive office is located at Moreno 877, 22nd Floor, Buenos Aires (C1091AAQ), Argentina. Our telephone is +54 (11) 4344-4600, our fax is +54 (11) 4814-7875, and our webpage is www.apsacc.com.ar. Information on our website is not included or incorporated by reference into this annual report.

Shopping Centers

Overview

As of June 30, 2010, we owned a majority interest in, and operated, a portfolio of eleven shopping centers in Argentina, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires), one is located in the greater Buenos Aires area (Alto Avellaneda), and the rest are located in different provinces (Alto NOA in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping-Villa Cabrera in the City of Córdoba).

Description of our business portfolio

Our shopping centers comprise a total of 286,286 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping centers, as reported by retailers, were approximately Ps. 5,778.2 million for the fiscal year ended June 30, 2010 (excluding Dot Baires total sales, total sales were Ps. 5,014.7 million) and Ps. 4,194.2 million for the fiscal year ended June 30, 2009 (excluding Dot Baires, the total sales to June 30, 2009 were Ps. 4,094.7 million). Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

During the fiscal year ended June 30, 2010, the income from our five biggest tenants of each shopping center was 7.3% of consolidated sales from revenues and services.

As of June 30, 2010, we owned and/or operated the following eleven shopping centers in Argentina:

Shopping Center	Interest owned(2)	Location
Paseo Alcorta	100%	City of Buenos Aires, Argentina
Patio Bullrich	100%	City of Buenos Aires, Argentina
Abasto	100%	City of Buenos Aires, Argentina
Alto Palermo	100%	City of Buenos Aires, Argentina
Buenos Aires Design(1)	53.684%	City of Buenos Aires, Argentina
Dot Baires Shopping	80%	City of Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Alto NOA	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	100%	Mendoza, Argentina
Córdoba Shopping-Villa Cabrera	100%	Córdoba, Argentina

(1)	We have a 53.684% equity interest of Emprendimiento Recoleta S.A. (“Emprendimiento Recoleta”), which holds the concession to operate the Buenos Aires Design Shopping Center.
(2)	Percentage of equity interest owned has been rounded

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest during the years shown below:

	Fiscal year ended June 30, (1)
	2008	2009	2010
	(in thousands of Ps.)
Abasto	720,398	774,496	926,373
Alto Palermo	631,821	745,008	879,728
Alto Avellaneda	560,693	696,502	885,195
Paseo Alcorta	385,515	374,756	414,652
Patio Bullrich	271,411	274,923	344,789
Alto NOA	173,998	211,353	280,241
Buenos Aires Design	132,958	129,075	140,974
Mendoza Plaza	433,394	436,599	559,359
Alto Rosario	271,331	318,443	419,143
Córdoba Shopping-Villa Cabrera	120,827	133,526	164,257
Dot Baires Shopping	—	99,478	763,528
Total Sales (2)	3,702,346	4,194,159	5,778,239

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.

The following table shows certain information on shopping centers in which we held an interest as of June 30, 2010:

	Acquisition date	Gross leasable area (1)	Number of stores	Occupation percentage (2)	Alto Palermo’s Interest percentage	Book value as of June 30, 2010(3)
		(sqm)		(%)	(%)	(Ps )
Abasto (4)	7/94	37,603	173	99.6	100	158,016
Alto Palermo (5)	11/97	18,629	145	100.0	100	134,863
Alto Avellaneda (6)	11/97	36,579	142	96.0	100	72,816
Paseo Alcorta	6/97	14,390	111	97.5	100	69,664
PatioBullrich	10/98	11,736	85	99.7	100	88,401
Alto NOA (7)	3/95	18,869	90	99.9	100	21,534
Buenos Aires Design (8)	11/97	13,786	63	98.4	54	8,687
Mendoza Plaza (9)	12/94	40,651	150	93.1	100	79,821
Alto Rosario (10)	11/04	28,650	144	93.7	100	78,743
Córdoba Shopping –Villa Cabrera- (11) (12)	12/06	15,643	104	98.8	100	66,560
Dot Baires Shopping (13)	12/06	49,750	153	100.0	80	516,902
Total		286,286	1,360	97.5		1,296,007

(1)	Excludes the gross leasable area occupied by hypermarkets that are not our tenants.
(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2010.
(3)	Book value equals cost of acquisition of fixed assets or development plus improvements, (adjusted for inflation until February 28, 2003), less accumulated depreciation and impairment charges / recovery.
(4)	Excludes approximately 3,732 square meters of space occupied by Museo de los Niños, Abasto
(5)	On November 18, 1997, we acquired a 75% interest in the property and on December 23, 1997, we acquired the remaining 25%.
(6)	On November 18, 1997, we acquired a 50% interest in the property and on December 23, 1997, we acquired the remaining 50%.
(7)	In March 1995, September 1996 and January 2000, we acquired a 50%, 30% and 20% interest in the property, respectively.
(8)	We own a 53.864% direct interest in the company which holds the concession to operate this property. We consolidate sales of this shopping center. The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased. During May 2006, we acquired an additional 3% interest, increasing our interest from 51% to 54%.
(9)	During the fiscal year ended June 30, 2008, we increased our interest in Mendoza Plaza Shopping S.A. from 85.4% to 100%.
(10)	Excludes approximately 1,260 square meters of space occupied by Museo de los Niños, Rosario and the plots in Junín and Tedhy.
(11)	Excludes square meters of space occupied by a supermarket.
(12)	On December 27, 2006, we acquired a 100% interest in the property.
(13)	It includes the square meters of space occupied by the Supermarket.

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area as of the dates stated hereinbelow:

	As of June 30,
	2008	2009	2010
Abasto	99.6	99.8	99.6
Alto Palermo	100.0	100.0	100.0
Alto Avellaneda	99.8	100.0	96.0
Paseo Alcorta	99.5	97.9	97.5
Patio Bullrich	100.0	99.6	99.7
Alto NOA	100.0	99.9	99.9
Buenos Aires Design	100.0	98.8	98.4
Mendoza Plaza	97.7	96.8	93.1
Alto Rosario	99.2	95.0	93.7
Córdoba Shopping - Villa Cabrera	97.2	96.4	98.8
Dot Baires Shopping	—	99.9	100.0
Weighed Average	99.3	98.6	97.9

Rental Price

The following table shows the average rental price per square meter per year/period for the fiscal years ended June 30, 2008, 2009 and 2010:

	Fiscal year ended June 30, (1)
	2008 (Ps.)	2009 (Ps.)	2010 (Ps.)
Abasto	1,436.8	1,710.8	1,986.8
Alto Palermo	3,058.5	3,580.8	4,033.8
Alto Avellaneda	972.4	1,156.0	1,469.2
Buenos Aires Design	672.8	731.1	810.2
Paseo Alcorta	2,313.8	2,408.7	2,498.9
Patio Bullrich	2,095.6	2,254.6	2,673.9
Alto NOA	461.2	502.6	658.6
Alto Rosario	608.6	746.5	948.4
Mendoza Plaza	537.0	546.8	598.8
Córdoba Shopping- Villa Cabrera	557.8	590.7	731.6
Dot Baires (2)	—	1,162.4	1,081.9

(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.
(2)	2009 values were adjusted and annualized because the real cost only reflects one month and 19 days.

Lease Expirations

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Expiration as of June 30, (3)	Number of Lease Agreements Expiration (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire(2)	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps. )	(%)
2011	573	94,456	33%	91,438,628	35%
2012	331	44,031	15%	65,011,180	25%
2013	333	43,359	15%	60,966,057	23%
2014 and subsequent years	123	104,440	37%	43,606,081	17%
Totall(2)	1,360	286,286	100%	261,021,946	100%

(1)	Including the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.
(2)	Including the base rent and does not reflect our ownership interest in each property.
(3)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 17.I.q) to our Consolidated Financial Statements for more information as to how we considered this definition.

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

Abasto, City of Buenos Aires.

Abasto is a 173-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. We invested US$111.6 million in Abasto. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. We converted the property into an 116,646 square meter shopping center (including parking and common areas) with approximately 37,603 square meters of gross leasable area (41,335 square meters taking into account Museo de los Niños). Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket.

Abasto includes a food court with 27 restaurants, a multiplex cinema with 12 movie theaters and seating for approximately 3,100 people covering an area of 8,021 square meters, entertainment facilities and a 3,732 square meter children’s museum that it is not included in the gross leasable area. The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters.

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

During the fiscal year ended June 30, 2010, visitors to the shopping center generated total nominal retail sales of approximately Ps. 926.4 million, representing sales per square meter of approximately Ps. 24,635.5 per year. Revenues from leases increased from approximately Ps. 78.1 million for the fiscal year ended June 30, 2009 to Ps. 91.3 million for the fiscal year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 173.1 in 2009 and Ps. 202.3 in 2010. As of June 30, 2010, the occupancy rate in Abasto was 99.6%.

Abasto’s five largest tenants

Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.8% of its gross leasable area as of June 30, 2010 and approximately 10.7% of the annual base rent for the year ended on such date.

The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Hoyts General Cinema	Cinema	8,021.0	21.2
Zara	Great Shop of Clothes and footwear	1,790.0	4.8
Frávega	Houseware	885.2	2.3
Garbarino	Houseware	656.7	1.7
Compumundo	Houseware	246.5	0.7
Total		11,599.4	30.8

Tenant mix of Abasto

The following table sets forth the tenant mix of the types of business in Abasto:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	15,521.3	41.3
Entertainment	11,901.9	31.7
Miscellaneous	3,844.8	10.2
Home & Houseware	3,093.2	8.2
Restaurant	2,658.1	7.1
Services	584.0	1.5
Total	37,603.3	100.0

Revenues from Abasto

The following table sets forth certain information relating to the revenues of Abasto for the period indicated:

	Fiscal year ended June 30, (1)
	2008	2009	2010
	(in thousands of Ps.)
Revenues:
Base rent	38,708.0	46,384.7	55,760.2
Percentage rent (1)	15,686.4	14,169.8	13,872.3
Total rent	54,394.4	60,554.5	69,632.5

Revenues from admission rights(2)	8,443.0	10,265.5	12,739.7
Management fees	960.0	1,200.0	1,440.0
Parking	5,418.2	5,920.4	7,209.3
Other	1,094.3	193.0	282.8
Total	70,309.9	78,133.4	91,304.3

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expiration for Abasto

The following table includes the lease expiration for Abasto during the periods indicated for existing leases as of June 30, 2010, assuming that none of these tenants will exercise their renewal options or terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements Expiration (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps. )	(%)
2011	69	17,433	46	17,705,337	37
2012	42	5,107	14	11,346,979	24
2013	46	5,787	15	11,031,096	23
2014 and subsequent years	16	9,276	25	7,440,779	16
Total	173	37,603	100	47,524,191	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 17.I.q) to our Consolidated Financial Statements for more information as to how we considered this definition.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 145-store shopping center which opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking) that consists of 18,629 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 19 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2010, visitors to the shopping center generated total nominal retail sales of approximately Ps. 879.7 million, which represented annual sales per square meter of approximately Ps. 47,223.3. Revenues from leases increased from approximately Ps. 82.6 million for the fiscal year ended June 30, 2009 to Ps. 98.0 million for the fiscal year ended June 30, 2010, which represented monthly revenues per gross leasable square meter of Ps. 369.5 in 2009 and Ps. 438.3 in 2010.

Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of sales) accounted for approximately 15.1% of its gross leasable area at June 30, 2010 and approximately 8.8% of its annual base rent for the year ended on such date.

The following table describes Alto Palermo’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Zara	Great Shop of Clothes and footwear	1,384.0	7.5
Just for Sport	Clothes and footwear	724.3	3.9
Sony Style	Houseware	361.4	1.9
Garbarino	Houseware	185.7	1.0
Frávega	Houseware	155.8	0.8
Total		2,811.2	15.1

Tenant Mix of Alto Palermo

The following table sets forth the tenant mix of the types of businesses in Alto Palermo:

Type of Business	Gross Leasable Area	% of Gross leasable Area
	(sqm)	(%)
Clothes and footwear	10,112.3	54.3
Restaurant	2,727.8	14.6
Services	1,695.7	9.2
Miscellaneous	1,567.0	8.4
Entertainment	1,308.5	7.0
Home & Houseware	1,217.8	6.5
Total	18,629.1	100.0

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues derived from Alto Palermo during the following periods:

	Fiscal year ended June 30, (1)
	2008	2009	2010
	(in thousands of Ps.)
Revenues:
Base rent	42,873.2	51,374.6	58,543.4
Percentage rent (1)	11,569.2	13,037.8	16,939.7
Total rent	54,442.4	64,412.4	75,483.1

Revenues from admission rights (2)	10,259.7	11,371.0	13,414.9
Management fees	960.0	960.0	1,260.0
Parking	4,401.8	5,744.7	7,257.8
Other	266.3	146.5	604.2
Total	70,330.2	82,634.6	98,020.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Palermo

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise their renewal options nor terminates their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps )	(%)
2011	67	5,609	30	20,266,696	45
2012	39	4,984	27	12,924,442	28
2013	29	4,712	25	8,469,775	19
2014 and subsequent years	10	3,324	18	3,716,228	8
Total	145	18,629	100	45,377,141	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 17.I.q) to our Consolidated Financial Statements for more information as to how we considered this definition.

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 142-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 36,579 square meters of gross leasable area. The shopping center has a multiplex cinema with six movie theatres, the first Wal-Mart superstore in Argentina, an entertainment center, a food court with 18 restaurants and an anchor store, Falabella that opened on April 28, 2008. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda. The shopping center has a 2,700-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

During the fiscal year ended June 30, 2010, visitors to the shopping center generated total nominal retail sales of approximately Ps. 885.2 million which represents annual revenues per square meter of approximately Ps. 24,199.5. Revenues from leases increased from approximately Ps. 48.1 million for the fiscal year ended June 30, 2009 to Ps. 59.8 million for the fiscal year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 107.4 in 2009 and Ps. 136.3 in 2010. As of June 30, 2010, the occupancy rate in Alto Avellaneda was 96%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 36.8% of its gross leasable area as of June 30, 2010 and approximately 22.3% of its annual base rent for the year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Falabella	Anchor Store	11,629.0	31.8
Garbarino	Houseware	639	1.7
Musimundo	Houseware	611.8	1.7
Frávega	Houseware	397.0	1.1
Compumundo	Houseware	190.6	0.5
Total		13,467.4	36.8

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross Leasable Area	% of Gross leasable Area
	(sqm)	(%)
Anchor Store	11,629	31.8
Clothes and footwear	10,935.9	29.9
Entertainment	7,189.7	19.7
Home & Houseware	2,738	7.5
Restaurant	1,861.2	5.1
Miscellaneous	1,519.2	4.1
Services	706.1	1.9

Total	36,579.1	100.0

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the sales by Alto Avellaneda during the following periods:

	Fiscal year ended June 30, (1)
	2008	2009	2010
	(in thousands of Ps.)
Revenues:
Base rent	22,915.5	30,534.8	35,753.3
Percentage rent (1)	12,179.3	11,068.0	16,308.3
Total rent	35,094.8	41,602.8	52,061.6

Revenues from admission rights (2)	4,550.0	5,582.3	6,630.5
Management fees	600.0	600.0	1,020.0

Other	270.3	266.1	120.9
Total	40,515.1	48,051.2	59,833.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Avellaneda

The following table sets forth a schedule of estimated lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps )	(%)
2011	62	12,607	34	11,095,875	36
2012	36	3,736	10	4,414,306	14
2013	29	3,153	9	5,217,480	17
2014 and subsequent years	15	17,083	47	10,167,714	33
Total	142	36,579	100	30,895,375	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 17.I.q) to our Consolidated Financial Statements for more information as to how we considered this definition.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 63 stores specialized in interior and home decoration stores which opened in 1993. We own a 53.68% interest in Emprendimiento Recoleta S.A., the company which has the concession to operate Buenos Aires Design. The other shareholder of Emprendimiento Recoleta S.A. is Hope Funds with a 46.32% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted Emprendimiento Recoleta a 20-year concession to use a plot of land in Centro Cultural Recoleta, which expires in November, 2013. On November 25, 2010, the City of

Buenos Aires passed Decree No. 867/10 by virtue of which the concession was extended for an additional period of five years. The concession agreement provides for Emprendimiento Recoleta to pay the City of Buenos Aires a monthly amount of Ps. 20,168. It establishes that the concession may be terminated for any of the following reasons, among others:

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

In June 1991, we entered into an agreement with the shareholders of Emprendimiento Recoleta providing our administration of Buenos Aires Design for a monthly administration fee of approximately10% of the net payment of common expenses.

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

Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking) that consists of 13,786 square meters of gross leasable area. The shopping center has 8 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot. Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 140.9 million which represents annual sales per square meter of approximately Ps. 10,225.7. Revenues from leases increased from approximately Ps. 13.0 million for the fiscal year ended June 30, 2009 to Ps. 14.6 million for the fiscal year ended June 30, 2010, which represent monthly sales per gross leasable square meter of Ps. 78.6 in 2009 and Ps. 88.3 in 2010. As of June 30, 2010, the occupancy rate in Buenos Aires Design was 98.4%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.6% of its gross leasable area as of June 30, 2010 and approximately 19.6% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Hard Rock Café	Restaurant	1,215.9	8.8
Morph	Bazaar and Gifts	1,032.3	7.4
Barugel Azulay	Home	311.8	2.3
Bazar Geo	Bazaar/Gifts	258	1.9
Kalpakian	Home	165.8	1.2
Total		2,983.8	21.6

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Home & Houseware	8,109.5	58.8
Restaurant	3,420.8	24.8
Miscellaneous	2,222.5	16.1
Services	33.3	0.3
Total	13,786.1	100.0

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	Fiscal year ended June 30, (1)
	2008	2009	2010
	(in thousands of Ps.)
Revenues:
Base rent	7,244.8	8,232.0	9,280.8
Percentage rent (2)	1,504.3	1,050.4	1,339.6
Total rent	8,749.1	9,282.4	10,620.4

Revenues from admission rights (3)	1,388.3	1,503.3	1,541.3
Management fees	603.3	728.3	789.4
Parking	1,220.0	1,440.6	1,644.0
Other	59.5	9.9	18.1
Total	12,020.2	12,964.5	14,613.2

(1)	It does not reflect our interest in the property.
(2)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Buenos Aires Design

The following table shows a schedule of estimated lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options nor terminates its lease early:

Lease Agreements expiration (3)	Number of Lease Agreements to Expire (2)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire (1)	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	26	4,586	33	3,310,094	38
2012	21	2,614	19	3,043,096	35
2013	12	2,789	20	1,368,363	16
2014 and subsequent years	4	3,797	28	990,185	11
Total	63	13,786	100	8,711,738	100

(1)	It does not reflect our holding in the property.
(2)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.
(3)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 17.I.q) to our Consolidated Financial Statements for more information as to how we considered this definition.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 111-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 14,390 square meters of gross leasable area. Paseo Alcorta has a food court with 17 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center’s parking lot. Paseo Alcorta is spread out over three shopping center levels and has a paid parking lot (as from June 2008) for approximately 1,300 cars. Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 414.7 million which represents annual sales per square meter of approximately Ps. 28,814.7. Revenues from leases increased from approximately Ps. 39.1 million for the fiscal year ended June 30, 2009 to Ps. 42.7 million for the fiscal year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 226.3 in 2009 and Ps. 247.4 in 2010. As of June 30, 2010, the occupancy rate in Paseo Alcorta was 97.5%.

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.3% of its gross leasable area as of June 30, 2010 and approximately 9.7% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Zara	Great Shop of Clothes and footwear	1,100.4	7.6
Rapsodia	Clothes and footwear	258.2	1.8
Kartun	Miscellaneous	230.0	1.6
Frávega	Houseware	210.8	1.5
Jazmín Chebar	Clothes and footwear	116.6	0.8
Total		1,916.0	13.3

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	7,669.4	53.3
Services	1,709.1	11.9
Home & Houseware	1,355.7	9.4
Miscellaneous	1,351.4	9.4
Entertainment	1,183.0	8.2
Restaurant	1,121.7	7.8
Total	14,390.3	100.0

Revenues from Paseo Alcorta

The following table sets forth certain information relating to the revenues of Paseo Alcorta during the following periods:

	Fiscal year ended June 30, (1)
	2008	2009	2010
	(in thousands of Ps.)
Revenues:
Base rent	21,938.2	24,663.7	26,521.7
Percentage rent (1)	8,156.0	6,095.7	6,101.7
Total rent	30,094.2	30,759.4	32,623.4

Revenues from admission rights (2)	5,833.3	6,490.9	7,056.2
Management fees	480.0	480.0	480.0
Parking	364.0	1,026.7	1,998.5
Other	638.7	309.9	555.8
Total	37,410.2	39,066.9	42,713.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Paseo Alcorta

The following table shows a schedule of estimated lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercises renewal options nor terminates its lease early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps )	(%)
2011	52	5,977	41	10,929,451	46
2012	27	2,855	20	6,522,818	27
2013	25	3,283	23	5,151,564	22
2014 and subsequent years	7	2,275	16	1,113,496	5
Total	111	14,390	100	23,717,329	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 17.I.q) to our Consolidated Financial Statements for more information as to how we considered this definition.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 85-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

Patio Bullrich is in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of some of the most prestigious hotels of Buenos Aires and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,982 square meters (including parking) that consist of 11,736 square meters of gross leasable area and common areas covering 12,472 square meters. The shopping center has a multiplex cinema with four movie theatres with 1,381 seats and a food court of 13 restaurants. The shopping center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

During the fiscal year ended June 30, 2010, visitors to the shopping center generated total nominal retail sales of approximately Ps. 344.8 million that represent annual sales per square meter of approximately Ps. 29,378.7. Revenues from leases increased from approximately Ps. 31.5 million for the fiscal year ended June 30, 2009 to Ps. 37.3 million for the fiscal year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 223.8 in 2009 and Ps. 264.5 in 2010. As of June 30, 2010, the occupancy rate in Patio Bullrich was 99.7%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of its gross leasable area as of June 30, 2010 and approximately 15.3% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Zara	Great shop of clothes and footwear	786.0	6.7
Rouge Internacional	Perfumery / Drugstore	599.6	5.1
Etiqueta Negra	Men’s clothes and footwear	576.1	4.9
Rapsodia	Clothes and footwear	279.5	2.4
Cacharel	Clothes and footwear	173.1	1.5
Total		2,414.3	20.6

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix of the types of businesses in Patio Bullrich:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	7,312.0	62.3
Entertainment	1,611.2	13.7
Miscellaneous	1,573.5	13.4
Restaurant	946.4	8.1
Home & Houseware	219.6	1.9
Services	73.3	0.6
Total	11,736	100.0

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

	Fiscal year ended June 30,(1)
	2008	2009	2010
	(in thousands of Ps.)
Revenues:
Base rent	16,164.8	20,110.3	23,058.5
Percentage rent (1)	4,637.9	2,641.3	4,762.3
Total rent	20,802.7	22,751.6	27,820.8

Revenues from admission rights (2)	5,016.9	5,186.2	5,322.4
Management fees	780.0	960.0	1,140.0
Parking	2,165.4	2,547.7	2,900.7
Other	99.5	91.5	70.0
Total	28,864.5	31,537.0	37,253.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps )	(%)
2011	40	5,670	48	9,832,279	44
2012	19	2,055	18	5,095,093	23
2013	20	1,688	14	5,145,668	23
2014 and subsequent years	6	2,323	20	2,396,741	10
Total	85	11,736	100	22,469,781	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 17.I.q) to our Consolidated Financial Statements for more information as to how we considered this definition.

Alto NOA, City of Salta

Alto NOA is an 90-store shopping center that opened in 1994. Alto NOA is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 18,869 square meters of gross leasable area. Alto NOA has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight movie theatres. The shopping center is contained on one floor and has a free parking lot for 551 cars.

Alto NOA’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

On May 29, 1998, we entered into a lending facility agreement with Hoyts which established the terms of the construction and for the lease of space to operate a cinema complex in Alto NOA. Pursuant to this agreement, Hoyts agreed to finance up to US$ 4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with options for Hoyts to renew the lease for two additional consecutive ten-year periods. As of October 2000, disbursed funds under the facility totaled US$ 4.0 million. These borrowings accrue interest at the 180-day LIBOR plus 2-2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts. The amount outstanding under this loan as of June 30, 2009 was Ps 3.4 million. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 280.2 million, which represents annual sales per square meter of approximately Ps. 14,852.1. Revenues from leases increased from approximately Ps. 10.9 million for the year ended June 30, 2009 to Ps. 13.7 million for the year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps.48.0 in 2009 and Ps. 60.6 in 2010. As of June 30, 2010, the occupancy rate in Alto NOA was 99.9%.

Five largest tenants of Alto NOA

Alto NOA’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 32.4% of its gross leasable area as of June 30, 2010 and approximately 15.3% of its annual base rent for the year ended on such date.

The following table sets forth certain information about Alto NOA’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Supermercado Norte	Supermarket	3,080.5	16.3
Y.P.F.	Other	1,812.5	9.6
Boulevard Casino	Gaming	519.6	2.8
Garbarino	Houseware	408.3	2.2
Frávega	Houseware	286.3	1.5
Total		6,107.2	32.4

Tenant mix of Alto NOA

The following table sets forth the types of businesses in Alto NOA:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Entertainment	6,170.0	32.7
Miscellaneous	6,037.5	32.0
Clothes and footwear	3,632.4	19.3
Home & Houseware	1,494.5	7.9
Restaurant	1,250.5	6.6
Services	284.0	1.5
Total	18,868.9	100.0

Revenues from Alto NOA

The following table sets forth certain information relating to the revenues of Alto NOA during the following periods:

	Fiscal year ended June 30,(1)
	2008	2009	2010
	(in thousands of Ps.)
Revenues:
Base Rent	5,984.2	7,065.4	8,461.6
Percentage Rent (1)	2,807.5	2,655.1	3,968.2
Total rent	8,791.7	9,720.5	12,429.8

Revenues from admission rights (2)	686.9	912.8	1,069.6
Management fees	—	144.0	144.0
Other	143.7	87.5	57.5
Total	9,622.3	10,864.8	13,700.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto NOA

The following table shows a schedule of estimated lease expirations for Alto NOA during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options nor terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps. )	(%)
2011	54	11,836	63	3,652,494	50
2012	17	1,582	8	1,265,790	17
2013	15	4,472	24	1,565,520	21
2014 and subsequent years	4	979	5	906,000	12
Total	90	18,869	100	7,389,804	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 17.I.q) to our Consolidated Financial Statements for more information as to how we considered this definition.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 150-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2010 we owned a 100% interest in Mendoza Plaza Shopping S.A. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 40,651 square meters of gross leasable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten movie theatres, the Chilean department store Falabella, a food court with 22 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars.

Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2010, shopping center visitors generated total retail sales in nominal value of approximately Ps.559.4 million, which represents annual sales per square meter of approximately Ps. 13,760.1. Revenues from leases increased from approximately Ps. 25.5 million for the fiscal year ended June 30, 2009 to Ps. 27.2 million for the fiscal year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 51.6 in 2009 and Ps. 55.8 in 2010.

As of June 30, 2010, the occupancy rate was 93.1%.

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 44.3% of its gross leasable area as of June 30, 2010 and approximately 23.2% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Falabella	Anchor store	8,563.0	21.1
Super Vea Plaza	Supermarket	4,498.0	11.1
Cines MP	Cinema	3,658.9	9.0
Garbarino	Houseware	813.9	2.0
Frávega	Houseware	469.4	1.1
Total		18,003.2	44.3

Tenant mix of Mendoza Plaza

The following table sets forth the types of businesses of the tenants in Mendoza Plaza:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Entertainment	9,501.5	23.4
Clothes and footwear	9,167.3	22.6
Anchor Store	8,563.0	21.0
Miscellaneous	6,241.5	15.4
Restaurant	3,104.3	7.6
Home & Houseware	2,953.0	7.2
Services	1,120.3	2.8
Total	40,650.9	100.0

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

	Fiscal year ended June 30, (1)
	2008	2009	2010
	(in thousands of Ps.)
Revenues:
Base rent	13,773.3	14,122.9	15,091.7
Percentage rent (1)	7,080.0	8,221.3	9,014.2
Total rent	20,853.3	22,344.2	24,105.9

Revenues from admission rights (2)	2,327.0	2,196.4	2,376.3
Management fees	478.8	611.3	669.2
Other	573.2	326.0	54.7
Total	24,232.3	25,477.9	27,206.1

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Mendoza Plaza

The following table shows a schedule of estimated lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration: (2)	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	86	15,748	39	7,067,398	51
2012	16	1,137	3	1,038,037	8
2013	36	3,329	8	2,398,180	17
2014 and subsequent years	12	20,437	50	3,277,619	24
Total	150	40,651	100	13,781,234	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 17.I.q) to our Consolidated Financial Statements for more information as to how we considered this definition.

Alto Rosario, City of Rosario

Alto Rosario is a 144-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking) which consists of 28,650 square meters of gross leasable area. Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art movie theatres. The shopping center occupies one floor and has a free parking lot for 1,736 cars.

Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 419.1 million, which represents annual sales per square meter of approximately Ps. 14,629.6. Revenues from leases increased from approximately Ps. 24.1 million for the year June 30, 2009 to Ps. 30.8 million for the year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 67.3 in 2009 and Ps. 89.6 in 2010.

As of June 30, 2010, the occupancy rate in Alto Rosario was 93.7%.

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.0% of its gross leasable area as of June 30, 2010 and approximately 10.8% of its annual base rent for the year ended on such date.

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Showcase	Cinemas	8,984.0	31.4
Sport 78	Sports Clothes and footwear	612.5	2.1
Red Megatone	Houseware	406.5	1.4
Frávega	Houseware	386.5	1.3
Compumundo	Houseware	232.5	0.8
Total		10,622.0	37.0

Tenant mix of Alto Rosario

The following table sets forth the types of businesses in Alto Rosario:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	10,647.8	37.2
Entertainment	10,041.6	35.0
Home & Houseware	2,807.5	9.8
Restaurant	2,107.2	7.4
Miscellaneous	1,879.4	6.5
Services	1,166.8	4.1
Total	28,650.3	100.0

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following period:

	Fiscal year ended June 30, (1)
	2008	2009	2010
	(in thousands of Ps.)
Revenues:
Base rent	11,017.9	13,778.4	16,407.2
Percentage rent (1)	7,671.4	7,992.2	10,599.2
Total rent	18,689.3	21,770.6	27,006.4

Revenues from admission rights (2)	649.9	1,770.8	3,019.0
Management fees	450.0	525.0	570.0
Other	0.0	74.4	225.1
Total	19,789.2	24,140.8	30,820.5

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Rosario

The following table shows a schedule of lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	58	8,547	30	4,321,446	31
2012	45	4,876	17	4,778,288	34
2013	29	4,245	15	3,345,036	24
2014 and subsequent years	12	10,982	38	1,594,723	11
Total	144	28,650	100	14,039,493	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 17.I.q) to our Consolidated Financial Statements for more information as to how we considered this definition.

Córdoba Shopping - Villa Cabrera.

Córdoba Shopping - Villa Cabrera is a shopping center covering 35,000 square meters of surface area, which consists of 15,643 square meters of gross leasable area. Córdoba Shopping has 104 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba.

During the fiscal year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 164.3 million, which represents annual sales per square meter of approximately Ps. 10,502.2. Revenues from leases increased for Ps. 11.3 million for the fiscal year ended June 30, 2009 to Ps. 13.6 million for the fiscal year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 59.4 in 2009 and Ps. 72.2 in 2010.

As of June 30, 2010, the occupancy rate was 98.8%.

Five largest tenants of Córdoba Shopping

Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 41.4% of its gross leasable area as of June 30, 2010 and approximately 11.2% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Córdoba Shopping’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Showcase	Cinema	5,442.5	34.8
Nike	Sports Clothes and footwear	379.5	2.4
Mc Donald’s	Food	316.3	2.0
New Sport	Sports Clothes and footwear	205.2	1.3
Rapsodia	Clothes and footwear	129.9	0.8
Total		6,473.4	41.3

Tenant mix of Córdoba Shopping

The following table sets forth the types of businesses in Córdoba Shopping:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	6,478.8	41.3
Entertainment	6,078.3	38.9
Restaurant	1,135.9	7.3
Miscellaneous	965.8	6.2
Services	504.8	3.2
Home & Houseware	479.7	3.1
Total	15,643.3	100.0

Revenues from Córdoba Shopping

The following table sets forth certain information relating to the revenues of Córdoba Shopping during the following periods:

	Fiscal year ended June 30, (1)
	2008	2009	2010
	(in thousands of Ps.)
Revenues:
Base rent	6,926.6	6,969.6	7,681.6
Percentage rent (1)	2,006.5	2,616.6	4,121.4
Total rent	8,933.1	9,586.2	11,803.0

Revenues from admission rights (2)	1,081.0	1,073.7	1,115.3
Management fees	386.4	478.5	526.1
Other	176.3	118.1	110.2
Total	10,576.8	11,256.5	13,554.6

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Córdoba Shopping

The following table shows a schedule of lease expirations for Córdoba Shopping during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	59	6,445	41	3,257,559	51
2012	24	2,025	13	1,689,583	26
2013	15	1,367	9	972,720	15
2014 and subsequent years	6	5,806	37	530,492	8
Total	104	15,643	100	6,450,354	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 17.I.q) to our Consolidated Financial Statements for more information as to how we considered this definition.

Dot Baires

Dot Baires is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,750 constitute Gross Leasable Area, including 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires is located in the Saavedra neighborhood in the City of Buenos Aires, at the spot where Av. General Paz meets the Panamerican Highway and is the largest shopping center in the City of Buenos Aires in terms of square meters.

As of June 30, 2010, we have an 80% ownership interest in Panamerican Mall S.A.

For the fiscal year ended on June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 763.5 million, which represent annual sales for approximately Ps. 15,347.4 per square meter. Revenues from leases for the fiscal year ended June 30, 2010 were approximately Ps. 64.4 million, which represent annual revenues per gross leasable square meter of Ps. 1,294.1.

As of June 30, 2010, the occupancy rate in Dot Baires was 100.0%.

Five largest tenants of Dot Baires

Dot Baires’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 46.3% of its gross leasable area as of June 30, 2010 and approximately 23.3% of its annual base rent for the fiscal year ended on such date.

The following table describes Dot Baires’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leasable Area	% of Gross Leasable Area
		(sqm)	(%)
Walmart	Supermarket	12,600.0	25.3
Falabella	Anchor Store	8,086.7	16.3
Zara	Great shop of Clothes and footwear	1,178.9	2.4
Frávega	Houseware	675.4	1.4
Garbarino	Houseware	472.5	1.0
Total		23,013.5	46.4

Tenant mix of Dot Baires

The following table sets forth the types of businesses in Dot Baires:

Type of Business	Gross Leasable Area	% of Gross Leasable Area
	(sqm)	(%)
Miscellaneous	15,098.20	30.3
Clothes and footwear	12,712.00	25.6
Anchor Store	8,087.00	16.3
Entertainment	7,135.00	14.3
Services	2,399.30	4.8
Home & Houseware	2,264.50	4.6
Restaurant	2,054.00	4.1
Total	49,750.00	100.0

Revenues from Dot Baires

The following table sets forth certain information relating to the revenues of Dot Baires during the following periods:

	Fiscal year ended June 30, (1)
	2008	2009	2010
	(in thousands of Ps.)
Revenues:
Base rent	—	5,298.5	42,309.4
Percentage rent (2)	—	1,335.4	8,524.3
Total rent	—	6,633.9	50,833.7

Revenues from admission rights (3)	—	1,296.4	8,265.9
Management fees	—	200.0	1,200.0
Other	—	379.5	233.6
Parking	—	—	3,845.4
Total	—	8,509.8	64,378.6

(1)	It does not reflect our interest in the property.
(2)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Dot Baires

The following table shows a schedule of lease expirations for Dot Baires during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration (2)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	0	0	0	0	0
2012	45	13,058	26	12,892,747	32
2013	77	8,535	17	16,300,656	40
2014 and subsequent years	31	28,157	57	11,472,104	28
Total	153	49,750	100	40,665,507	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.
(2)	Even though the leases are cancelable by law, we consider them to be non-cancelable for these purposes. See Note 17.I.q) to our Consolidated Financial Statements for more information as to how we considered this definition.

New Projects and Undeveloped Properties.

We currently have the following undeveloped projects and properties in progress.

PAMSA-Dot Baires Offices. Panamerican Mall S.A., our subsidiary, is in the process of completing the development of an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building will be operational in early 2011 and it will mark our the entrance in the rental office corridor in the northern area of the City of Buenos Aires.

Caballito plot of land, Ferro Project. This is a property of approximately 23,389 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which we purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property and it has been consented by the City’s executive branch.

Beruti plot of land. During June 2008, we acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center. On October 13, 2010, we and TGLT entered into a sale and purchase agreement of this plot of land. For more information, please see “Recent Developments”.

Paraná Plot of Land. On June 30, 2009, we executed a “Letter of Intent” whereby we stated our intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which at the beginning of July, the sum of US$ 0.05 million was paid as advance payment and as consideration for promising not to sell the property until November 27, 2009. On August 12, 2010, the agreement of purchase was executed. For more information, please see “Recent Developments”.

Coto Residential Project. We own approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. We and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby we acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal 2009, a conditional barter agreement was executed, pursuant to which we would transfer to Cyrsa S.A. (Cyrsa) 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to us an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, Cyrsa would deliver to us a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to us US$ 88,815 and would proceed with the works in the parking lots that we would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which we notify Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and us totals US$ 5.9 million.

On December 17, 2010, we and CYRSA signed an instrument which rescinds the abovementioned agreement.

Torres Rosario Project, City of Rosario, Province of Santa Fe. We own a block of land of approximately 50,000 square meters divided into 8 smaller plots in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2010, two of the plots had been bartered (plots 2-G and 2-H).

As consideration for the barter of parcel 2-G (totaling a surface of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504 sqm (which represent 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (which represent 15% of the total parking surface to be constructed in this property). As of the end of fiscal 2010, we executed with Condominios del Alto S.A. a supplementary deed that specifically determines the units involved in the barter that should be transferred to us and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May 2010. Construction in parcel 2-G is completed and the execution of its deeds of sale is imminent.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (which represent 22% of the total building to be constructed in this parcel) and 47 parking spaces (which represent 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 45% and the works are expected to conclude during the first half of 2011.

During fiscal year 2010 we sold the lots designated as 2-A and 2-E. For more information, please see “Significant acquisitions, dispositions and development of businesses”.

Neuquén Project, Province of Neuquén. The main asset of project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project.

The modifications to the blueprints were filed on October 19, 2009. Then, the Municipality of Neuquén raised some observations that were duly responded. On January 18, 2010, the Municipality of Neuquén requested corrections to the blueprints filed and imposed a 30-day term for filing them. Finally, we were notified that the architectural project had been registered, which triggered, on April 8, 2010, the commencement of a term of 90 running days for the start of the shared works. We submitted the mandatory working plans for the first stage of the works (which contemplates the construction of the Shopping Center and the Hypermarket) and obtained the authorizations necessary to start working. On July 5, 2010, we started the shared works.

The first stage of the works is to be finished within 22-months counted as from the date of commencement of the construction works. In the event of a breach of the terms and conditions agreed upon, the Municipality of Neuquén is entitled to terminate the agreement and proceed as necessary, which means that the Municipality of Neuquén is entitled to demand that the parcels it sold to the Company be returned.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba . In November 2006 we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we acted as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating.

Arcos del Gourmet. On November 27, 2009, we exercised an option to acquire 80% of Arcos del Gourmet, a company engaged in the development of a cultural, recreational and entertainment complex in the Palermo neighborhood in Buenos Aires.

As of the date of issuance of this annual report, Arcos del Gourmet is the holder of a concession granted by ONABE (the Federal Organism of Properties’ Management) by which we have the right to exploit a site with a surface of approximately 5,813 square meters and the related parking lot with a surface of approximately 28,881 square meters. For more information, please see “Significant acquisitions, dispositions and developments”.

Soleil Factory shopping center business. On July 1, 2010, the Company and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters was transferred to the Company. For more information, please see “Significant acquisitions, dispositions and developments”.

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

We manage and operate each of the shopping centers in which we have more than 50% ownership. We charge tenants a monthly management fee, which varies from shopping center to shopping center, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to fund promotional efforts for the shopping center. We charge a monthly management fee, paid prorated by the tenants, according to their particular lease rates. This management fee is a fixed amount in Alto Palermo, Alto Avellaneda, Abasto, Paseo Alcorta, Alto NOA, Dot Baires, Alto Rosario and Patio Bullrich and a percentage of the common area maintenance expenses in Buenos Aires Design, Córdoba Shopping and Mendoza Plaza. The total amount paid monthly to us during the fiscal year ended June 30, 2010, was approximately in thousands:

•	Ps. 130,000 in Alto Palermo (Ps. 80,000 until December 31, 2009),

•	Ps. 120,000 in Alto Avellaneda (Ps. 50,000 until December 31, 2009),

•	Ps. 140,000 in Abasto (Ps. 100,000 until December 31, 2009),

•	Ps. 110,000 in Patio Bullrich (Ps. 80,000 until December 31, 2009),

•	Ps. 47,500 in Alto Rosario,

•	Ps. 40,000 in Paseo Alcorta,

•	Ps. 100,000 in Dot Baires

•	Ps. 12,000 in Alto NOA

•	6% of the total amount of the common area maintenance expenses in Córdoba Shopping

•	10% of the total amount of the common area maintenance expenses in Buenos Aires Design, and

•	5% of the total amount of the common area maintenance expenses in Mendoza Plaza.

Our total revenues from management fees during the fiscal year ended June 30, 2010, were approximately Ps. 9.2 million.

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

Leasable space in our shopping centers is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate brokers Fibesa. We have a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

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

Related Business

Consumer financing segment

We participate in the consumer financing business through our subsidiaries Tarshop and Metroshop, in which as of June 30, 2010 we held a 100% and a 50% interest, respectively. In December 2009, we entered into an agreement for the sale of 80% of our shareholding in Tarshop to Banco Hipotecario. On May 21, 2010, and as part of the above mentioned agreement, we and Tarshop entered into an agreement pursuant to which Tarshop sold to us 18,400,000 registered, non-endorsable common shares issued by Metroshop, representing 50% of Metroshop’s capital stock. On August 30, 2010, the Central Bank notified Banco Hipotecario of the approval of the transaction. Consequently, on September 13, 2010, the transaction was closed. Inmediatelly after the sale, our interest in Tarshop was 20% of its capital stock.

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

In turn, Tarshop’s business structure includes (i) Credit Cards, (ii) Unsecured Loans, (iii) Consumer Financing at Retail Stores and (iv) Peripherals. As regards the Credit Card segment that does business as “Tarjeta Shopping”, Tarshop is responsible for issuance, processing and sales which in turn affords the company advantage of being flexible in the design of plans that meet the needs of both target customers and the retail stores that operate with the company.

As of June 30, 2010, Tarshop had 872,000 customer accounts, 347,000 of which posted balances, with an average outstanding amount of Ps. 1,727 per account. The total portfolio amounted to Ps. 884.3 million, with 42.4% being securitized through the Tarjeta Shopping Financial Trust Program.

As of June 30, 2010, Tarshop’s loan portfolio net of write-offs and including securitized coupons was Ps. 608.8 million, 3.0% lower, than the Ps. 627.0 million loan portfolio held as of June 30, 2009.

Tarshop’s current business network is made up by 23 points of sale scattered throughout the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As of June 30, 2010, the retail stores that accepted payments through the Tarshop credit card were more than 50,000, 30.2% of which post transactions on a regular basis. On the whole, more than 6.2 million transactions have been posted during the year mentioned.

As regards collections, loans overdue for periods ranging from 90 to 180 days as of June 30, 2010 stood at 8.5% (over the portfolio net of write-offs).

During fiscal year 2010, Tarshop had total net income of Ps. 27,122, which compares favourably to the net loss of Ps. 94,074 for fiscal year 2009 , which can be explained by the decisions implemented and the improvement in capitalization combined with a relative stabilization in local financial markets, a drop in uncollectibility charges and a decrease in operating expenses. It should be highlighted that, during the last months of fiscal year 2009, a drop in losses was observed compared to previous quarters.

The table below contains information about our consumer financing business for the relevant fiscal years:

	Year ended June 30,
	2008	2009	2010
	(in million Pesos - constant currency)
Revenues from sales:
Revenues from services (1)	160.1	117.7	116.4
Interest	52.0	56.1	70.9
Commissions to retail stores	31.4	25.2	26.6
Revenues from services rendered to Metroshop	5.6	5.9	4.3
Other revenues from services rendered	6.4	6.4	7.1
Income on portfolio securitization	13.4	11.5	26.4

Total revenues from sales	268.9	222.8	251.7

(1)	These are revenues from: fees on the grant of loans, account maintenance and management, collections procedures, selling expenses and purchases in installments.

Purchase and credit card

Tarshop operates in this business as an issuing and financing company, as a processor of its own card trademark, and as payer to the network of stores accepting the product.

Tarjeta Shopping is accepted in over 50,000 affiliated stores, including the main supermarket, household appliances chains, and shopping centers.

Through its product Tarjeta Shopping, Tarshop provides a wide variety of benefits, such as exclusive discounts and promotions, financing plans in installments, cash advances in the ATM networks all over the country, balance financing through minimum payments, and it also facilitates balance payments at several collection entities, automatic teller machine networks, internet, direct debits through customers’ debit cards and certainly at Tarshop’s own branch network.

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

“Créditos Tarshop” constitutes a product with major potential: they turn each affiliated store into a small branch, with no need for the infrastructure of a store. This modality applies mainly to stores that sell durable and semi-durable products.

Distribution Network

At present, Tarshop has 23 points of sale, including our shopping centers Alto Avellaneda, Alto Palermo and Abasto and Dot Baires, as well as storefronts in major commercial centers located in the District of Avellaneda, downtown Buenos Aires and in the cities of Lomas de Zamora, Morón, Quilmes, Liniers, Florencio Varela, San Justo, Moreno and Merlo, among others. It also has branches in the Provinces of Córdoba, Tucumán, Salta and San Salvador de Jujuy.

We have promotion booths and account representatives at Supermercados Coto in the cities of Lanús and Temperley and Supermercado Hiper Libertad located in the city of Salta. We have strategic alliances with certain major household appliances and motorcycle stores, where purchases can be made through the “Créditos Tarshop” system: credit can be granted on the spot with no need for a card for making the first purchase.

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

Loan Origination Process

The loan origination process is based on the enforcement of credit policies laid down by the Risk Committee with parameters set up in the system, by means of a Scoring Model.

Credit assessment is a three-step process: verification and control of documents submitted and data provided by the customer, analysis of credit history in the financial market and credit limit allocation. Such information is validated by various credit bureaus.

As a part of the credit assessment process, there is the involvement of the Fraud Department in the validation of data through the enforcement of prevention policies, by means of automatic identity validation tools.

The allocation of a credit limit consists in the assessment of the amount to be granted according to the level of indebtedness, income and risk score within certain parameters. The calculation of income may take into account the income of one or more members of the applicant’s family group, who are required to submit evidence of the documents as a guarantee.

For existing customers, Tarshop defines limit share reclassification policies, either individual or collective, processed by the Credit Department.

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

The internal management process starts through a telephone call by the Collection Group Call Center and relies on telephone management supported by a predictive dialing device. It is simultaneously supplemented by letters and automatic messages.

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

Throughout the process the use of mitigation tools is assessed, ranging from refinancing to payment reduction settlements.

The policies for allowances for bad debts are similar to those established by the Central Bank1.

The following table describes the allowance percentages calculated by Tarshop based on the regulations of the Central Bank.

Condition	Arrears (days)%
Regular Compliance	0 to 31	1
Inadequate Compliance	32 to 90	5
Deficient Compliance	91 to 180	25
Difficult Recovery	181 to 365	50

The table below provides information about our loan portfolio (including the securitized fraction):

	As of June 30
	2008		2009		2010
	(1)		(1)		(1)
Portfolio Condition
Regular Compliance (2)	779.3	83.36%	455.2	74.32%	530.5	88.38%
Matured:
31-89 days	33.2	3.55%	26.4	4.31%	18.0	3.00%
90-180 days	55.5	5.94%	41.9	6.84%	20.6	3.43%
181-365 days	66.9	7.16%	89.0	14.53%	31.1	5.19%
Total	934.9	100.00%	612.5	100.00%	600.2	100.00%
Over 365 days and under legal proceedings (3)	109.7	—	206.5	—	284.1	—
Allowance for bad debts over the regular compliance portfolio as % of delinquent portfolio	—	46.3%	—	64.4%	—	63.02%
Allowance for bad debts over the regular compliance portfolio as % of regular compliance portfolio	—	7.7%	—	16.5%	—	6.24%

(1)	In million Pesos.
(2)	Regular compliance loans, with delinquencies not in excess of 30 days.
(3)	Loans covered by a bad debt allowance at 100%.

Funding

In the course of this fiscal year, Tarshop’s financial and liquidity was reinforced as a result of new bank loans, the issuance of short-term debt securities and improvement of the company’s results. Tarshop shareholders’ equity grew from Ps. 100.2 million as of June 30, 2009 to Ps. 127.3 million as of June 30, 2010.

As of June 30, 2010, Tarshop’s own portfolio stood for 57.6% of its total portfolio whereas as of June 30, 2009 it had stood for 40.7%.

Tarshop has maintained its policy of issuance of financial trusts, through its own Trust Securitization Program under which 60 series have been issued. During this fiscal year, 9 series were subscribed for an amount of Ps. 420 million.

[1]

The allowance for bad debts was estimated based on credit classification performed according to criteria related to debtors’ obligation default levels, and according to this classification the minimum allowance criteria arising from Communication “A” 2729 and amendments of the Central Bank have been applied.

In addition, the Company verifies whether the allowance raised as explained in the paragraph above is sufficient by assessing the portfolio that exhibits uncollectibility risk and based on its performance.

During this fiscal year, Tarshop has successfully placed in the market the first issuance of its own short-term debt securities global program (VCP) for Ps. 22.7 million.

In addition, in the course of this fiscal year, Tarshop entered into new banking funding agreements for a total of Ps. 44.0 million, extending the term of its financings and diversifying its sources of funding.

Technology

Tarshop relies on technological applications to internally support all business processes, from origination to account opening, issue of cards, transaction validation, loan management, customer management, generation and printing of bills, payments to affiliated stores, collections on a daily basis, delinquency account management and financial trust management.

For the past years, Tarshop has been implementing world-class applications that have proven to be successful all over the world, as is the case of SAP for ERP and of Avaya for comprehensive customer relationship management.

As regards the business’ core applications, which are maintained in-house, Tarshop deploys a strategy consisting in continuously improving its core applications based on careful supervision of the business’ key indicators in order to make improvements in those spots where the business needs them most. Examples of this strategy were the integration between Tarshop’s core application and the collection procedure application and the telephone communications scheme which resulted in streamlined collections and better customer service. Besides, Tarshop’s web and mobile services platform was renewed, which in turn led to automating contacts with customers and affiliated stores as well as improved loan sales at retail stores.

As concerns the technological platform, an ambicious updating and estandarization plan was completed, which embrassed most of the serves that support the business, including virtualization concepts, use of blade technologies, consolidated storage and virtual backup, which led to improving availability and performance of all the business processes, achieving an annual availability average of 99.9% for the main processes.

During fiscal year 2010, Tarshop implemented a contingency plan that allows it to have a copy of the main business processes at an alternative processing site, which ensures a better availability of services.

As regards the IT governance methodology, Tarshop keeps carrying out a process to re-convert the various activities in the area based on the best practices prescribed by ITIL and in compliance with SOX requirements.

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

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location (1)	Gross leasable area	Stores	% of gross leasable area at national level (2)	Stores (2)
					(%)	(%)
Alto Palermo
	Abasto de Buenos Aires	CABA	41,335	173	2.70%	3.09%
	Alto Palermo Shopping	CABA	18,629	145	1.21%	2.59%
	Buenos Airess Design(3)	CABA	13,786	63	0.90%	1.13%
	Dot Baires	CABA	49,750	153	3.24%	2.74%
	Paseo Alcorta(4)	CABA	53,040	111	3.46%	1.98%
	Patio Bullrich	CABA	11,736	85	0.77%	1.52%
	Córdoba Shopping(4)	Córdoba	22,625	104	1.48%	1.86%
	Alto Avellaneda(4)	GBA	67,533	142	4.40%	2.54%
	Mendoza Plaza Shopping(4)	Mendoza	40,651	150	2.65%	2.68%
	Alto Rosario (4)	Rosario	40,910	144	2.67%	2.57%
	Alto NOA(4)	Salta	18,869	90	1.23%	1.61%
	Subtotal		378,864	1,360	24.71%	24.31%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	2.10%	0.64%
	Portal de Madryn	Chubut	4,100	26	0.27%	0.46%
	Factory Parque Brown(4)	GBA	31,468	91	2.05%	1.63%
	Factory Quilmes(4)	GBA	40,405	47	2.63%	0.84%
	Factory San Martín(4)	GBA	35,672	31	2.33%	0.55%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	3.32%	2.34%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.68%	2.61%
	Portal Canning(4)	GBA	15,114	21	0.99%	0.38%
	Portal de Escobar(4)	GBA	31,995	31	2.09%	0.55%
	Portal Lomas(4)	GBA	32,883	50	2.14%	0.89%
	Unicenter Shopping(4)	GBA	94,279	287	6.15%	5.13%
	Portal de los Andes (4)	Mendoza	30,558	45	1.99%	0.80%
	Portal de la Patagonia(4)	Neuquén	34,230	93	2.23%	1.66%
	Portal de Rosario(4)	Rosario	66,361	182	4.33%	3.25%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.39%	1.68%
	Subtotal		562,644	1,311	36.69%	23.41%
Others Operators
Subtotal			592,180	2,923	38.60%	52.28%
Total			1,533,688	5,594	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shopping Centers (CASC). Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo in Emprendimiento Recoleta, the company that operates the concession of this building, is 53.638%,.
(4)	Includes total leasable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Consumer Financing

The consumer financing market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina, most of which have substantially greater financial resources than we do and (ii) the strong market position of both Visa and Mastercard in Argentina. Our main competitors in various segments of the credit card market include:

•	International and domestic cards: Visa, Master, AMEX, Cabal and Diners.

•	Regional cards: Naranja, Provencred, Credilogros, Italcred, Carta Sur and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Johnson’s.

•	Banks: Columbia, Itaú, Comafi, Privado, Hipotecario, Macro, Standard Bank.

•	International financial companies and others: GE Money, Cetelem and Efectivo Sí.

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

Regulation and Government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances and environmental regulations, among others, are applicable to the development and operation of our properties.

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

•

from October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the coeficiente de variación de salarios or “CVS”;

•

if due to the application of these provisions, the amount of the installment became higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price.If the parties did not reach an agreement, the courts could decide on a case by case basis; and

•	pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Under the Argentine Civil Code and Lease Law No. 23,091lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options – leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years. Despite this restriction, in November 2007, the Court authorized us to enter into a lease agreement with Wal-Mart Argentina SRL for a term of 30 years. This exception was granted after taking into consideration the extension of the investment required and the time necessary to recoup it.

Lease Law No. 23,091, as amended by Law No. 24,808 provides that tenants may rescind commercial lease agreements after the first six months by sending a written notice at least 60 days before the intended termination date of the contract. Such rescission is subject to penalties which range from one to one and a half months of rent. If the tenant rescinds during the first year of the lease the penalty is one and a half month’s rent and if the rescission occurs after the first year of lease the penalty is one month’s rent.

While current Argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” upon lessees’ failure to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings, the origin of the debt is not under discussion; the trial focuses on the debt instrument itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil Code enables judges to summon tenants who fall two months in arrears to vacate the property they are renting within 10 days of having received notice to such effect. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

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

Sales and Ownership

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

•

the registration of the intention to sell the property in subdivided plots in the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regard to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the division;

•	the preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act, unless seller registers its decision to desist from the sale in installments with the Real Estate Registry. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will obtain the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the property value, the Real Estate Installment Sales Act prohibits the rescission of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may take action under any mortgage on the property.

Consumer Protection Law. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the arrangement and execution of contracts. The Consumer Protection Law purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Law deems void and unenforceable certain contractual provisions in consumer contracts, including those which contain:

•	warranty and liability disclaimers;

•	a waiver of consumer rights;

•	an extension of seller rights; and

•	the shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from fines to closing down of establishments in order to induce compliance from sellers.

The Consumer Protection Law defines consumers or users, as the individuals or legal entities that (i) acquire or use goods or services, free of charge or for a price, for their own final use and benefit or that of their family or social group, including the acquisition of rights on a time-share leasing, country club, or private cemetery, among others, (ii) though not being party to a consumer relationship, as a result thereof acquire or use goods or services for their own final use or that of their family or social group and (iii) are otherwise exposed to a consumer relationship.

In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promote the services of such professionals.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer. On June 2005, Resolution No. 104/05, which complements the Consumer Protection Law, adopted MERCOSUR’s Resolution on which requires that those who engage in commerce over the Internet (E-Business) to disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

Buildings Law. Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for subsequent subdivision into condominium (Propiedad Horizontal). Under this law, developers must inform potential purchasers of their intention to sell the building as a condominium, as well as of all sale conditions, and the size of each unit in relation to the whole building. The sale of these units is subject to subdivision approval and in order to be included in Buildings Law regime must be registered with the Real Estate Registry (Registro de la Propiedad Inmueble). This law also states that, in the event that construction is not completed, all amounts already deposited must be repaid to the purchasers. All intervening parties are jointly and severally liable to reimburse all amounts deposited or paid by the purchasers. All agreements entered into with the purchasers shall be filed with the relevant real estate registry.

Mortgage Regulation. The Argentine Civil Code regulates mortgages both as a contract and as a right over property. There are no special provisions in the Civil Code aimed at protecting mortgagors. Any agreement entered into by a mortgagor and a mortgagee at time of execution of the mortgage or prior to the default of the mortgagor allowing the mortgagee to recover the property without a public auction of the property will not be enforced by the courts as it is contrary to Argentine public policy.

Until the enactment of Trust Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a proceeding regulated by the Civil and Commercial Procedure Code. The heavy caseload on the courts that hear such matters usually delays the proceeding, which currently takes 1 to 2 years to be completed.

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

The Argentine Government has tried to avoid the massive foreclosure of mortgages since the 2001 crisis. The Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were suspended for a period of 180 days from the law’s effective date. Such period was extended for 180 additional days by law Nº 25,589 and afterwards for 90 additional days by Law No. 25,640 dated September 2002, expiring on February 2003.

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

The Legal Emergency Units should try to approximate the parties’ proposals to reach an agreement enabling the debtor the performance of his obligations without lessening the creditor’s rights. The intervention of the Emergency Legal Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term of 90 days.

On May 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, which ended in May 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. On November 2005, the Argentine congress enacted Law No. 26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property was suspended until December 2006.

On November 6, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust (financed by the Argentine Government) which would purchase the mortgage debts and reschedule the maturity date thereof. Financial institutions were afforded until June 22, 2004 to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion to this system. This term was extended twice first by Decree No. 352/2004 for a period of sixty days and then by Law No. 26,062 effective as of November 4, 2005, which extended the foreclosures suspension for an additional 120 days, which was again extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103.

On November 8, 2006, Law No. 26,167 was enacted. It established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. These special proceedings give creditors ten days to inform the debtor of the amounts owed to them and agree with the debtor on the amount and terms of payment. In case the parties fail to reach an agreement, payment conditions are to be determined by the judge. Also, this law established the suspension of the execution of judicial judgments, judicial and out-of-court auctions, evictions and other proceedings related to the mortgage loans contemplated in this law.

Most mortgages executed by us provide that we are empowered to declare the anticipated expiration of the loan upon non-payment of an installment. This enables us to recover the unpaid amounts through the sale of the relevant property pursuant to the Civil and Commercial Procedure Code and Law No. 24,441.

Pursuant to Argentine law, fees and expenses related to collection procedures must be borne by the debtor, and the proceeds from any auction of the property may be used for the settlement of such obligation.

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

•

if due to the application of these provisions, the amount of the installment became higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the courts could decide on a case by case basis; and

•	pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided for.

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

Other Regulations

Antitrust Law. Law No. 25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies which exceed the accumulated sales volume of Ps.200.0 million in Argentina; then the respective concentration should be submitted for approval to the Comisión Nacional de Defensa de la Competencia, or Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the Antitrust Authority may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps.20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in the aggregate Ps.20.0 million or Ps.60.0 million during the last 36 months, these transactions must be notified to the Antitrust Authority.

As the consolidated annual sales volume of Alto Palermo and IRSA exceed Ps.200.0 million, we should give notice to the Antitrust Authority of any concentration provided for by the Antitrust Law.

Environmental Law. Our activities are subject to a number of national, provincial and municipal environmental provisions. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. Such law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

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

For more information see “Risk Factors - Risk related to our Business - Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

C. Organizational Structure

As of June 30, 2010 our organizational structure was:

(1)	The country of residence of our subsidiaries is Argentina.
(2)	Owned through a 54% equity interest in our subsidiary Emprendimiento Recoleta S.A., which holds the concession to operate the Buenos Aires Design S.A. Shopping Center.
(3)	See New Projects and Undeveloped Properties.
(4)	See Significant acquisitions, dispositions and development of businesses.

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2010:

Subsidiary	Activity	Country of incorporation	Ownership percentage (1)	Voting power percentage (1)	Percentage of our total net revenues
Arcos del Gourmet S.A.	Real estate commercial	Argentina	80%	80%	0.0%
Fibesa S.A.	Real estate agent	Argentina	100%	100%	3.0%
Tarshop S.A.	Consumer financing	Argentina	100%	100%	32.1%
Emprendimiento Recoleta S.A.	Building	Argentina	54%	54%	1.9%
Shopping Neuquén S.A.	Development of undertakings	Argentina	98%	98%	0.0%
Conil S.A.	Real estate services	Argentina	100%	100%	0.0%
Panamerican Mall S.A.	Real estate investments	Argentina	80%	80%	8.2%
Metroshop S.A.	Consumer financing	Argentina	50%	50%	1.7%

(1)	Percentage of equity interest has been rounded. It does not contemplate irrevocable contributions.

D. Property, Plant and Equipment

Our properties include shopping centers and land reserves for the construction of shopping centers or apartment buildings. All of our properties are located in Argentina.

We lease our headquarters, located at Moreno 877, 22nd floor (C1091AAQ), Buenos Aires, Argentina, from IRSA, pursuant to a lease agreement that expires in October 2011. We consider that all our facilities are appropriate for our current needs and suitable for their intended uses.

The following table sets forth certain information about our owned properties:

Property	Location	Encumbrance
Alto Palermo	City of Buenos Aires, Argentina	—
Abasto	City of Buenos Aires, Argentina	—
Alto Avellaneda	City of Avellaneda, Argentina	—
Paseo Alcorta	City of Buenos Aires, Argentina	—
Patio Bullrich	City of Buenos Aires, Argentina	—
Alto NOA	City of Salta, Argentina	—
Buenos Aires Design	City of Buenos Aires, Argentina	—
Alto Rosario	City of Rosario, Argentina	—
Mendoza Plaza	City of Mendoza, Argentina	—
Caballito plot of land (1)	City of Buenos Aires, Argentina	—
Neuquén Proyect	City of Neuquén, Argentina	—
Córdoba Shopping -Villa Cabrera(2)	City of Córdoba, Argentina	Mortgage–antichresis
Dot Baires	City of Buenos Aires, Argentina	—
Air Space Coto	City of Buenos Aires, Argentina	—
Torres Rosario	City of Rosario, Argentina	—
Other properties (3)	City of Buenos Aires, Argentina	—

(1)	We have a parcel of land with a surface area of 23,389 square meters in the “Caballito” neighborhood, one of the most highly populated areas in the City of Buenos Aires, which Alto Palermo purchased in November 1997. This land could be used to build a 30,000 square meter shopping center including a hypermarket, a cinema complex and various leisure and entertainment areas. We are currently working on the definition of the commercial project. At present the Legislature of the City of Buenos Aires is dealing with a bill of law for approving the urban development parameters of the site that has already been approved by the Executive branch. As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings. The main dispute is about the amount due for the admission rights of the income tax. In the first instance, AFIP pleaded for a general restraining order. As of June 30, 2010, under court proceedings, this building is subject to a legal attachment for Ps.36,745.
(2)	Included in fixed assets is the cinema building located at Córdoba Shopping - Villa Cabrera, which is encumbered by a right of antichresis as a result of a financial debt held by Empalme (merged with SAPSA. as from January 1, 2009) with NAI INTERNACIONAL II Inc. The total amount of the debt was Ps. 18.7 million as of June 30, 2010.
(3)	It includes properties in the proximities of Alto Palermo, Abasto and Patio Bullrich, and other properties located in the City of Buenos Aires. On June 24, 2008, we purchased from Dowler Company S.A. the plot of Beruti 3351/3359, which is nearby Alto Palermo Shopping Center, a location which we consider to be strategic. As security for payment of the price balance, a first priority mortgage was set up over the land for the benefit Dowler Company S.A. As of June 30, 2010, the mortgage was totally cancelled.

We do not currently lease any material properties other than our headquarters.

A detailed description of each of our different properties and plans to expand, build or develop have been previously disclosed in this document under “Business Overview”, including information about size, use and location of the properties and estimations of cost and methods of financing the planned expansions and developments.

ITEM 4A.	Unresolved staff comments

None.

ITEM 5.	Operating and Financial Review and Prospects

A. Operating Results

The following Management’s Discussion & Analysis of the financial condition and results of operations should be read in conjunction with our Audited Consolidated Financial Statements and accompanying notes included elsewhere in this annual report, as well as the information presented under “ITEM 3. Key information – A. Selected consolidated financial data”. Our Management’s Discussion & Analysis contains forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in “ITEM 3. Key information – D. Risk Factors”.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2008, 2009 and 2010 relate to the fiscal years ended June 30, 2008, 2009 and 2010, respectively.

We maintain our financial books and records in Pesos. We prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in significant respects from U.S. GAAP. These differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 17 to our Audited Consolidated Financial Statements included elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of our net income and shareholders’ equity.

Critical Accounting Policies and Estimates

We prepared our Audited Consolidated Financial Statements in accordance with Argentine GAAP. The critical accounting policies are important policies to the portrayal of a company’s financial condition and operating results, and which require management to make difficult and subjective judgments that are inherently uncertain. Based on this definition, we have identified the following significant accounting policies as critical to the understanding of our financial statements. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our financial statements will be affected. We believe the following to be our more significant critical accounting policies and estimates used in the preparation of our financial statements:

•	Revenue recognition;

•	Investment in CPs

•	Business combinations;

•	Fixed assets, net;

•	Provision for allowances and contingencies;

•	Impairment of long-lived assets;

•	Extension of our Convertible Notes’ maturity date;

•	Income tax expense;

•	Minimum presumed income tax; and

•	Negative goodwill, net.

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

Sales of properties

We record revenue from the sale of properties when all of the following criteria are met:

(i)	The sale has been consummated.

(ii)	We have determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property.

(iii)	Our receivable is not subject to future subordination.

(iv)	We have transferred to the buyer the risk of ownership.

Consumer financing

We are engaged, through our subsidiaries Tarshop and Metroshop, in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenue from financing and lending activities are comprised of interest income which is recognized on an accrual basis. After the sale of 80% of Tarshop in September 2010, we maintain a 20% interest in the company’s business.

Investments in CPs

The Company enters into ongoing revolving-period securitization programs, or CPs, through which Tarshop transfers credit card receivables to the trust in exchange for cash and retained interests in the trust.

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

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Assets	Estimated useful life (years)
• Properties:
Shopping centers	Between 16 and 31
Others	Between 16 and 50
• Leasehold improvements	3
• Facilities	10
• Furniture and fixtures	Between 3 and 10
• Vehicles	5
• Computer equipment	3
• Software	3
• Others	10

We capitalize interest and foreign exchange differences on real estate development projects. We capitalized interest and exchange differences costs amounting to Ps. 5.3 million, Ps. 78.9 million and Ps. 10.4 million during the years ended June 30, 2010, 2009 and 2008, respectively.

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

During the second quarter of every calendar year we review our assets related to the segments Leases and services, and Others for impairment. Fair market values were determined by independent appraisals using either the “rent value method” or the “open market method”, as applicable. As of June 30, 2010, the valuation of each shopping center was performed according to “the rent value method”. This method determines the value of each property considering the specific projected cash flows discounted at a rate commensurate with its risk. We calculated discount rates considering each property’s location, competition in its market, its historical vacancy rates and historical cash flows. The average discount rates we used were 14.50%, the average price per leasable square meter was Ps. 10,779 and the average vacancy rate was calculated taking into consideration the real vacancy.

We used the “open market method” for the valuation of land reserves and non-current inventories. We estimated the value of each site by taking into consideration the value of the property according to its surface area and location, as well as the availability of inventory. Our land reserve constitutes an added value as a unique portfolio for shopping centers development in CBD (Central Business Districts). Caballito and Neuquén are the largest locations in our portfolio. The performance of a sensitivity analysis, which reduced prices by 5%, would not have substantially reduced the reversal of the impairments as of June 30, 2010.

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

(i) Negative goodwill:

Negative goodwill represents the excess of fair market value of net assets acquired over cost. Under Argentine GAAP, when negative goodwill exists, acquired intangible assets are assigned a zero value. Negative goodwill is accounted for as follows: (i) the portion of negative goodwill related to future expected losses is recognized in income in the same periods losses are incurred; (ii) the amount exceeding the interest over the non monetary assets is recognized in income at acquisition date; and (iii) the amount not in excess of the equity interest over the non monetary assets is recognized as negative goodwill and amortized under the straight line method over the weighted average useful lives of the identifiable assets of the acquiree, not exceeding 20 years.

(ii) Goodwill:

Goodwill represents the difference between the purchase price paid and the fair market value of net assets acquired, adjusted for inflation. Goodwill is amortized by the straight-line method over terms ranging from 10 years to 19 years.

The carrying amount does not exceed their respective estimated recoverable value as of year-end.

Principal Differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	the accounting for available-for-sale securities;

•	the accounting for pre-operating expenses;

•	the accounting for securitization programs;

•	the present-value accounting;

•	the reversal of previously recognized impairment losses accounting;

•	debtor´s accounting for a modification of convertible debt instruments;

•	the accounting for real estate barter transactions;

•	the revenue recognition of deferred commissions;

•	the revenue recognition of scheduled rent increases;

•	the revenue recognition of deferred of insurance and origination fees;

•	the amortization of fees related to the Senior Notes;

•	software developed or obtained for internal use;

•	deferred income tax calculation purposes;

•	the reversal of certain capitalized financial costs.

•	the reversal of gain from valuation of inventories at net realizable value.

•	differences in basis relating to purchase accounting;

•	appraisal revaluation of fixed assets; and

•	non-controlling interest.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 17 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Net income (loss) under Argentine GAAP for the years ended June 30, 2010, 2009 and 2008 was approximately Ps. 119.1 million, Ps. (22.1) million and Ps. 80.0 million, respectively, compared to approximately Ps. 221.4 million, Ps. (120.4) million and Ps. 109.5 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2010 and 2009, was Ps. 829.0 million and Ps. 765.9 million, respectively, compared to Ps. 695.8 million and Ps. 528.9 million, respectively, under U.S. GAAP.

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

There were encouraging signs of a local economic recovery in 2009 and the first semester of 2010 in which the economy grew more than expected. Most of the currencies have appreciated against the US dollar, particularly our commercial partners, and the capital flows have turn to developing countries, which improves the scenario for the Argentinean balance of payment. In addition, local consumption has grown in this period, driven by an increase in the local lending.

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

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002 published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%

2003	10.2%	8.1%

2004	4.9%	8.6%

2005	9.0%	7.7%

2006	11.0%	12.1%

2007	8.8%	9.4%

2008	9.3%	13.8%

2009	5.26%	5.4%

2010	11.0%	15.2%

The increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations.

The Wholesale Price Index (“IPIM”) increased by 12.5% in the first ten months of 2010, and the Consumer Price Index increased 9.2% in the first ten months of 2010.

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

A general description of each segment follows:

Leases and services. The majority of our revenues are derived from leases with retail tenants in our eleven shopping centers. We generally charge our tenants a rent based on the higher of: (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales. For the fiscal years ended June 30, 2008, 2009 and 2010, a majority of our tenants paid the rent on the basis of the specified percentage of its monthly gross sales. We also charge our tenants a monthly management fee, prorated among all tenants in the relevant shopping center according to their leases, relating to the administration and maintenance of the common areas and administration of contributions made by tenants to finance promotional efforts for our shopping centers. We recognize management fees monthly when earned. We also generate revenues from admission rights (a non-refundable admission fee tenants may be required to pay upon entering into or renewing a lease), leasing agent fees paid by tenants calculated as a percentage of the final rental value and parking lot fees charged to visitors. We recognize admission rights using the straight-line method over the lives of the respective lease agreements. We recognize leasing agent fees at the time that the transactions are successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract. We recognize parking revenues as services performed.

Consumer financing. We operate a consumer financing business through our majority-owned subsidiary, Tarshop and jointly controlled subsidiary Metroshop. Our Consumer financing segment consist primarily of lending and servicing activities relating to the credit cards and personal loans products, we offer to consumers at shopping centers, hypermarkets and street stores. We finance a substantial majority of our credit card and personal loan activities through securitization of the receivables underlying the accounts we originate. Our revenues from the consumer financing transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by us; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis, and (iv) interest income generated by financing and lending activities.

In December 2009, we entered into an agreement for the sale of 80% of our shareholding in Tarshop to Banco Hipotecario. On May 21, 2010, and as part of the above mentioned agreement, we and Tarshop entered into an agreement pursuant to which Tarshop sold to us 18,400,000 registered, non-endorsable common shares issued by Metroshop, representing 50% of Metroshop’s capital stock. On August 30, 2010, the Central Bank notified Banco Hipotecario of the approval of the transaction. Consequently, on September 13, 2010, the transaction was closed. Immediately after the sale, our interest in Tarshop was 20% of its capital stock.

Others. Our Others segment includes the development and sale of residential properties, acquisitions of undeveloped parcels of land for future development and sales from time to time of such undeveloped parcels. For the fiscal years ended June 30, 2008, 2009 and 2010, revenues from our Others segment were not significant.

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance of our segments and allocate resources to each segment based on net income. We do not depend on any one customer.

The following tables provide the consolidated statement of operations data for each of the fiscal years ended June 30, 2008, 2009 and 2010 by segment activity. Certain other operating data by business segment is included herein. The consolidated statement of operations data for each of the fiscal years ended June 30, 2008, 2009 and 2010, has been derived from our Audited Consolidated Financial Statements included elsewhere in this annual report.

	Fiscal year ended June 30,
	2008	2009	2010
Revenues by Business Segment
Leases and services	54.2%	61.9%	66.1%
Consumer financing	45.5%	36.9%	33.8%
Others	0.6%	1.4%	0.1%
Inter-segment eliminations (2)	(0.3)%	(0.2)%	(0.0)%

Total	100.0%	100.0%	100.0%
Total revenues (1)	640.2	642.6	784.9

(1)	In million of Pesos.
(2)	Includes inter-segment eliminations from lease revenues and expenses which means eliminations due to consolidation of the financial statements.

As of and for the year ended June 30, 2010	Leases and services	Consumer financing	Others	Total reportable segments	Eliminations		Total as of and for the year ended
							June 30, 2010
	Ps.	Ps.	Ps.	Ps.	Ps.		Ps.
Revenues	518,463	265,346	1,172	784,981	(108	)(1)	784,873
Costs	(158,559)	(102,980)	(328)	(261,867)	3,035	(1)(2)	(258,832)
Gross profit	359,904	162,366	844	523,114	2,927		526,041

Selling expenses	(37,134)	(125,562)	(43)	(162,739)	—		(162,739)
Administrative expenses	(56,140)	(25,234)	(60)	(81,434)	—		(81,434)
Gain from recognition of inventories at net realizable value	—	—	1,162	1,162	—		1,162
Net income from retained interest in securitized receivables	—	37,470	—	37,470	—		37,470

Operating income	266,630	49,040	1,903	317,573	2,927		320,500

Amortization of goodwill, net	(1,017)	(628)	—	(1,645)	—		(1,645)
Financial results, net	(92,848)	(16,534)	(39)	(109,421)	(2,927	)(2)	(112,348)
Other (expenses) income, net	(1,320)	(1,984)	—	(3,304)	—		(3,304)

Income before taxes and minority interest	171,445	29,894	1,864	203,203	—		203,203

Income tax expense	(68,086)	(10,473)	(666)	(79,225)	—		(79,225)
Minority interest	(4,718)	(158)	—	(4,876)	—		(4,876)

Net income	98,641	19,263	1,198	119,102	—		119,102

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.

As of and for the year ended June 30, 2009	Leases and services	Consumer financing	Others	Total reportable segments	Eliminations		Total as of and for the year ended
							June 30, 2009
	Ps.	Ps.	Ps.	Ps.	Ps.		Ps.
Revenues	397,914	236,827	9,005	643,746	(1,181	)(1)	642,565
Costs	(108,922)	(126,678)	(5,989)	(241,589)	3,072	(1)(2)	(238,517)
Gross profit	288,992	110,149	3,016	402,157	1,891		404,048
Selling expenses	(29,308)	(178,038)	(91)	(207,437)	479		(206,958)
Administrative expenses	(43,904)	(17,027)	(26)	(60,957)	106		(60,851)
Net loss from retained interest in securitized receivables	—	(46,012)	—	(46,012)	—		(46,012)

Operating income (loss)	215,780	(130,928)	2,899	87,751	2,476		90,227

Amortization of goodwill, net	(1,017)	(514)	—	(1,531)	—		(1,531)
Financial results, net	(106,361)	(24)	(20)	(106,405)	(2,474	)(2)	(108,879)
Other income (expenses), net	3,883	(608)	—	3,275	—		3,275

Income (loss) before taxes and minority interest	112,285	(132,074)	2,879	(16,910)	2		(16,908)

Income tax (expense) income	(53,258)	37,484	(1,008)	(16,782)	—		(16,782)
Minority interest	(963)	12,593	—	11,630	—		11,630

Net income (loss)	58,064	(81,997)	1,871	(22,062)	2		(22,060)

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.

As of and for the year ended June 30, 2008	Leases and services	Consumer financing	Others	Total reportable segments	Eliminations		Total as of and for the year ended
							June 30, 2008
	Ps.	Ps.	Ps.	Ps.	Ps.		Ps.
Revenues	347,252	291,030	3,729	642,011	(1,857	)(1)	640,154
Costs	(98,820)	(106,421)	(3,579)	(208,820)	2,833	(1)(2)	(205,987)
Gross profit	248,432	184,609	150	433,191	976		434,167
Selling expenses	(24,808)	(194,726)	(299)	(219,833)	—		(219,833)
Administrative expenses	(40,374)	(10,675)	(1)	(51,050)	—		(51,050)
Gain from recognition of inventories at net realizable value	—	—	185	185	—		185
Net loss from retained interest in securitized receivables	—	(1,261)	—	(1,261)	—		(1,261)

Operating income (loss)	183,250	(22,053)	35	161,232	976		162,208

Loss on equity investees	(14)	—	—	(14)	—		(14)
Amortization of goodwill, net	(1,960)	(242)	—	(2,202)	—		(2,202)
Financial results, net	(13,833)	1,222	199	(12,412)	(976	)(2)	(13,388)
Other income, net	4,975	3,800	—	8,775	—		8,775

Income (loss) before taxes and minority interest	172,418	(17,273)	234	155,379	—		155,379

Income tax expense	(74,910)	(1,522)	(82)	(76,514)	—		(76,514)
Minority interest	(2,606)	3,711	—	1,105	—		1,105

Net income (loss)	94,902	(15,084)	152	79,970	—		79,970

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.

The following tables set forth certain information regarding our revenues from Leases and services segment by geographical area:

	Fiscal year ended June 30, (1) Ps.
	2008	2009	2010
Revenues from leases and services by geographical area
City of Buenos Aires	240,990	277,526	373,348
Greater Buenos Aires (2)	39,958	47,488	59,833
Rest of the country	64,447	71,719	85,174

Total Revenues	345,395	396,733	518,355

(1)	Includes inter-segment eliminations.
(2)	Excluding revenues derived from the City of Buenos Aires.

Economic Recovery and Improvements in Our Business Segments

Over the past three fiscal years a considerable improvement was perceived in private consumption and in the grant of loans to this sector of the economy, mainly due to a context of relative stability. This led to increased revenues in our three business segments.

Leases and services. Despite the behaviour exhibited by the overall economic context, this segment remained solid, with high occupancy levels throughout the period. For the fiscal years ended on June 30, 2010,

2009 and 2008, our revenues from this segment amounted to Ps. 518.5 million, Ps. 397.9 million and Ps. 347.3 million, respectively.

Consumer financing. The results from this segment were affected by increases in delinquency rates caused by the deterioration in the real wages of our portfolio customers, and by increases in the cost of funding and in the company’s overhead given the prevailing juncture. For the fiscal years ended on June 30, 2010, 2009 and 2008, our Consumer financing segment earned revenues of Ps. 265.3 million, Ps. 236.8 million and Ps. 291.0 million, respectively.

Others. For the fiscal years ended on June 30, 2010, 2009 and 2008, our Others segment had revenues for Ps. 1.2 million, Ps. 9.0 million and Ps. 3.7 million, respectively, that stand for 0.1%, 1.4 % and 0.6%, respectively, of our consolidated operating revenues for those fiscal years.

Operating Results

Fiscal Year 2010 as compared to Fiscal Year 2009

Revenues

Our net revenues increased 22.1%, from Ps. 642.6 million during the fiscal year ended on June 30, 2009 to Ps. 784.9 million during the fiscal year ended on June 30, 2010. This variation was mainly attributable to: (i) a Ps. 120.6 million increase in the revenues of our Leases and services segment and (ii) a Ps. 28.5 million increase in the revenues of our Consumer financing segment, partially offset by (iii) a Ps. 7.8 million decrease in the revenues from our Others segment, arising mainly from the barter of the property adjacent to the Alto Rosario shopping center.

Leases and services. Our revenues from Leases and services increased 30.3%, from Ps. 397.9 million during the fiscal year ended on June 30, 2009 to Ps. 518.5 million during the fiscal year ended on June 30, 2010, primarily due to a Ps. 109.8 million increase in the revenues from leases and admission rights which in turn is explained by: (i) the increased revenues generated by Dot Baires Shopping on account of having operated for a full year compared to its operations for a month and a half in the previous year; (ii) a 37.8% increase in the total sales of our lessees, from Ps. 4,194.2 million during the fiscal year ended on June 30, 2009 to Ps. 5,778.2 million in the fiscal year ended on June 30, 2010, which yielded higher percentage leases and (iii) an increase in the average price per square meter.

Consumer financing. The revenues from our Consumer financing segment increased 12.0%, from Ps. 236.8 million during the fiscal year ended on June 30, 2009 to Ps. 265.3 million during the fiscal year ended on June 30, 2010, primarily due to increases in (i) supermarket and retail store sales; (ii) loans granted and (iii) credit cards issued.

Others. The revenues from our Others segment decreased from Ps. 9.0 million during the fiscal year ended on June 30, 2009 to Ps. 1.2 million during the fiscal year ended on June 30, 2010, mainly by reason of the non-recurrence during the fiscal year ended on June 30, 2010 of the Ps. 9.0 million revenues generated by the barter of the land adjacent to the Alto Rosario shopping center.

	Revenues for the fiscal years ended on June 30,
	2010	2009
	(in million of Ps.)
Leases and services	518.5	397.9
Consumer financing	265.3	236.8
Others	1.2	9.0
Eliminations	(0.1)	(1.1)
Total revenues	784.9	642.6

Costs

Total costs increased 8.5%, from Ps. 238.5 million during the fiscal year ended on June 30, 2009 to Ps. 258.8 million during the fiscal year ended on June 30, 2010. This was mainly due to (i) a Ps. 49.7 million increase in costs in the Leases and services segment; (ii) a Ps. 23.7 million decrease in the costs of our Consumer financing segment, and (iii) a Ps. 5.7 million decrease in the costs of our Others segment. Total costs as a percentage of total revenues decreased from 37.1% in the fiscal year ended on June 30, 2009 to 33.0% during the fiscal year ended on June 30, 2010, as a result of a smaller percentage increase in total costs compared to total revenues in this year.

Leases and services. The cost of Leases and services increased 45.6%, from Ps. 108.9 million during the fiscal year ended on June 30, 2009 to Ps. 158.6 million during the fiscal year ended on June 30, 2010. This increase was mainly attributable (i) a Ps. 23.3 million increase in amortizations and depreciations; (ii) a Ps. 9.0 million increase in parking costs; (iii) a Ps. 14.7 million increase in the costs associated to non-recovered common maintenance expenses and (iv) an increase in the lawsuit-related contingencies charge of Ps. 2.2 million. The cost of our Leases and services segment measured as a percentage of the segment’s revenues increased from 27.5% in the fiscal year ended on June 30, 2009 to 30.6% during the fiscal year ended on June 30, 2010, as a result of a 45.6% increase in the costs of this segment, compared to a 30.3% increase in revenues in this year.

Consumer financing. The cost of our Consumer financing segment decreased 18.7%, from Ps. 126.7 million during the fiscal year ended on June 30, 2009 to Ps. 103.0 million during the fiscal year ended on June 30, 2010, primarily due to decreases in: (i) the costs of interest and commissions and (ii) the costs of salaries and social security contributions (iii) partially offset by an increase in the third-party fees and services charge. The cost of Consumer financing as a percentage of the segment’s revenues declined from 53.5% in the fiscal year ended on June 30, 2009 to 38.8% during the fiscal year ended on June 30, 2010, as a result of a 18.7% drop in the segment’s costs compared to a 12.0% increase in revenues in this year.

Others. The cost of our Others segment decreased 94.5% from Ps. 6.0 million during the fiscal year ended on June 30, 2009 to Ps. 0.3 million during the fiscal year ended on June 30, 2010, on account of the barter of property adjacent to the Alto Rosario shopping.

	Costs for the fiscal years ended on June 30,
	2010	2009
	(in million of Ps.)
Leases and services	(158.6)	(108.9)
Consumer financing	(103.0)	(126.7)
Others	(0.3)	(6.0)
Eliminations	3.1	3.1
Total costs	(258.8)	(238.5)

Gross profit

As a consequence of all the above-mentioned factors, our gross profit increased 30.2%, from Ps. 404.0 million during the fiscal year ended on June 30, 2009 to Ps. 526.0 million during the fiscal year ended on June 30, 2010. Gross profit as a percentage of total revenues increased from 62.9% in the fiscal year ended on June 30, 2009 a 67.0% during the fiscal year ended on June 30, 2010, mainly due to the increase in the gross margins of our Leases and services and Consumer financing segments.

Leases and services. The gross profit of our Leases and services segment increased 24.5%, from Ps. 289.0 million for the year ended on June 30, 2009 to Ps. 359.9 million during the fiscal year ended on June 30, 2010, mainly as a result of a 37.8 % increase in the total sales of our lessees, which rose from Ps. 4,194.2 million during the fiscal year ended on June 30, 2009 to Ps. 5,778.2 million in the fiscal year ended on June 30, 2010, which resulted in higher percentage leases. The gross profit in the Leases and services segment as a percentage of revenues for this segment decreased from 72.6% during the fiscal year ended on June 30, 2009 to 69.4% during the fiscal year ended on June 30, 2010, mainly as a result of a 45.6% increase in costs in this segment compared to a 30.3% increase in revenues during this year.

Consumer financing. The gross profit of our Consumer financing segment increased 47.4%, from Ps. 110.1 million during the fiscal year ended on June 30, 2009 to Ps. 162.4 million during the fiscal year ended on June 30, 2010. The gross profit of our Consumer financing segment as a percentage of this segment’s revenues increased from 46.5% during the fiscal year ended on June 30, 2009 to 61.2% during the fiscal year ended on June 30, 2010. This variation was mainly attributable to an 18.7% decrease in the costs of this segment compared to a 12.0% increase in revenues during this year.

Others. The gross profit of our Others segment increased from Ps. 3.0 million in income during the fiscal year ended on June 30, 2009 to Ps. 0.8 million in income during the fiscal year ended on June 30, 2010.

	Gross profit for the fiscal years ended on June 30,
	2010	2009
	(in million of Ps.)
Leases and services	359.9	289.0
Consumer financing	162.4	110.1
Others	0.8	3.0
Eliminations	2.9	1.9
Total gross profit	526.0	404.0
Selling expenses

Selling expenses decreased 21.4%, from Ps. 207.0 million during the fiscal year ended on June 30, 2009 to Ps. 162.7 million during the fiscal year ended on June 30, 2010, primarily due to a Ps. 52.4 million decrease in the expenses of our Consumer financing segment, partially offset by a Ps. 7.8 million increase in the expenses associated to our Leases and services segment. Total selling expenses as a percentage of total revenues, decreased from 32.2% during the fiscal year ended on June 30, 2009 to 20.7% during the fiscal year ended on June 30, 2010, as a result of a 21.4% decline in selling expenses compared to a 22.1 % increase in revenues during this year.

Leases and services. The selling expenses of the Leases and services segment increased 26.7%, from Ps. 29.3 million during the fiscal year ended on June 30, 2009 to Ps. 37.1 million during the fiscal year ended on June 30, 2010, primarily due to (i) a Ps. 2.4 million increase in turnover tax charges; (ii) a Ps. 2.6 million increase in the expenses associated to salaries and social security contributions and (iii) a Ps. 2.4 million increase in the expenses associated to courses, exhibitions and events. The Selling expenses as a percentage of the Leases and services segment decreased slightly from 7.4% during the fiscal year ended on June 30, 2009 to 7.2% during the fiscal year ended on June 30, 2010.

Consumer financing. The selling expenses of our Consumer finance segment declined 29.5%, from Ps. 178.0 million during the fiscal year ended on June 30, 2009 to Ps. 125.6 million during the fiscal year ended on June 30, 2010, mainly due to (i) a Ps. 60.1 million decrease in the loan loss charges; (ii) a Ps. 5.5 million decrease in the salaries and social security contributions charges, partially offset by (iii) a Ps. 8.0 million increase in the services fees charges. The selling expenses of the Consumer financing segment, as a percentage of this segment’s revenues, decreased from 75.2% during the fiscal year ended on June 30, 2009 to 47.3% during the fiscal year ended on June 30, 2010.

Others. The selling expenses of our Others segment did not sustain significant variations.

	Selling expenses for the fiscal years ended on June 30,
	2010	2009
	(in million of Ps.)
Leases and services	(37.1)	(29.3)
Consumer financing	(125.6)	(178.0)
Others	0.0	(0.1)
Eliminations	-	0.4
Total selling expenses	(162.7)	(207.0)

Administrative expenses

Administrative expenses increased 33.8%, from Ps. 60.9 million during the fiscal year ended on June 30, 2009 to Ps. 81.4 million during the fiscal year ended on June 30, 2010, primarily due to (i) a Ps. 12.2 million increase in the expenses of our Leases and services segment and (ii) a Ps. 8.2 million increase in the expenses of our Consumer financing segment. Total administrative expenses as a percentage of total revenues increased from 9.5 % during the fiscal year ended on June 30, 2009, to 10.4% during the fiscal year ended on June 30, 2010.

Leases and services. The Administrative expenses of the Leases and services segment increased 27.9%, from Ps. 43.9 million during the fiscal year ended on June 30, 2009 to Ps. 56.1 million during the fiscal year ended on June 30, 2010, primarily due to (i) a Ps. 10.3 million increase in directors’ fees; (ii) a Ps. 2.1 million increase in taxes, rates and contributions and, (iii) a Ps. 1.1 million increase in the expenses associated to salaries and social security contributions, partially offset by a Ps. 2.4 million decrease in fees for services. The Administrative expenses of the Leases and services segment, as a percentage of this segment’s revenues, decreased slightly from 11.0 % during the fiscal year ended on June 30, 2009 to 10.8 % during the fiscal year ended on June 30, 2010.

Consumer financing. The Administrative expenses of Consumer financing increased 48.2%, from Ps. 17.0 million during the year ended on June 30, 2009 to Ps. 25.2 million during the year ended on June 30, 2010. This was mainly due to (i) a Ps. 5.1 million increase in taxes, rates and contributions and (ii) a Ps. 2.4 million increase in salaries and social security contributions. The Administrative expenses of the Consumer financing segment as a percentage of this segment’s revenues increased from 7.2% during the fiscal year ended on June 30, 2009 to 9.5% during the fiscal year ended on June 30, 2010.

Others. The Administrative expenses in the Others segment did not sustain significant variations.

	Administrative expenses for the fiscal years ended on June 30,
	2010	2009
	(in million of Ps.)
Leases and services	(56.1)	(43.9)
Consumer financing	(25.2)	(17.0)
Others	(0.1)	0.0
Eliminations	-	0.0
Total administrative expenses	(81.4)	(60.9)

Gain from recognition of inventories at net realizable value

During the fiscal year ended on June 30, 2010, our gain from recognition of inventories at net realizable value was Ps. 1.2 million due to the recognition at net realizable value of the Carlos Gardel properties.

Net income from retained interest in securitized receivables

The Net income from retained interest in Consumer financing securitized receivables increased by Ps. 83.5 million, from a Ps. 46.0 million loss during the fiscal year ended on June 30, 2009, to a Ps. 37.5 million income during the fiscal year ended on June 30, 2010, primarily due to (i) the valuation of the Participation Certificates in various series of consumer financing financial trusts, (ii) the comparison of these valuations against their fair values and (iii) the gains/losses from placement of the notes (at the time of the public offering) of the various series of consumer financing financial trusts. Regarding the valuation of the certificates, it yielded Ps. 23.7 million income, primarily due to the decrease in portfolio delinquency (bad debt charges according to minimum requirements, recoveries and refinancing) due in turn to increased volumes in recoveries and changes in lending policies and a decrease in the borrowing interest rates accrued by debt instruments. In turn, the series placed through public offering resulted a Ps. 7.6 million income.

Operating income

As a result of the factors described above, the Operating income increased 255.2%, from Ps. 90.2 million during the fiscal year ended on June 30, 2009 to Ps. 320.5 million during the year ended on June 30, 2010, mainly due to (i) a Ps. 180.0 million increase in the Consumer financing segment and (ii) a Ps. 50.8 million increase in the Operating income/(loss) of the Leases and services segment, both partially offset by a Ps. 1.0 million decrease in the Others segment. The Operating income/(loss), as a percentage of total revenues, increased 14.0 % during the fiscal year ended on June 30, 2009 to 40.8% during the fiscal year ended on June 30, 2010, mainly on account of the effect of the increase in the operating margin of our Consumer financing segment.

Leases and services. The Operating income from our Leases and services segment increased 23.6%, from Ps. 215.8 million for the fiscal year ended on June 30, 2009 to Ps. 266.6 million for the fiscal year ended on June 30, 2010, mainly due to a 30.3 % increase in the revenues from this segment, partially offset by a 45.6 % increase in direct operating costs, a 27.9% increase in Administrative expenses, and a 26.7 % increase in Selling expenses. The Operating income/(loss) of the Leases and services segment, as a percentage of the segment’s revenues decreased from 54.2% during the fiscal year ended on June 30, 2009 to 51.4 % during the fiscal year ended on June 30, 2010.

Consumer financing. The Operating income/(loss) of the Consumer financing segment increased by Ps. 180.0 million, from a Ps. 130.9 million loss during the fiscal year ended on June 30, 2009 to a Ps. 49.0 million income during the fiscal year ended on June 30, 2010. This variation was mainly due to a 12.0 % increase in revenues from this segment, a 18.7 % decrease in costs and a 29.5 % decrease in Selling expenses, partially offset by a 48.2% increase in Administrative expenses. The Operating income/(loss) of the Consumer financing segment as a percentage of the segment’s revenues, increased from (55.3%) during the fiscal year ended on June 30, 2009 to 18.5% during the fiscal year ended on June 30, 2010.

Others. The Operating income/(loss) of our Others segment decreased by Ps. 1.0 million, from a Ps. 2.9 million income during the fiscal year ended on June 30, 2009 to a Ps. 1.9 million income during the fiscal year ended on June 30, 2010.

	Operating income/(loss) for the fiscal years ended on June 30,
	2010	2009
	(in million of Ps.)
Leases and services	266.6	215.8
Consumer financing	49.0	(130.9)
Others	1.9	2.9
Eliminations	3.0	2.4
Total operating income	320.5	90.2

Amortization of goodwill, net

The loss arising from Amortization of goodwill, net increased 7.4%, from Ps. 1.5 million in the fiscal year ended as of June 30, 2009 to Ps. 1.6 million in the fiscal year ended on June 30, 2010. This result includes the amortizations of goodwill recorded upon acquiring of subsidiaries.

Financial results, net

Financial and holding results, net, increased by Ps. 3.5 million, from a Ps. 108.9 million loss during the fiscal year ended on June 30, 2009 to a Ps. 112.3 million loss during the fiscal year ended on June 30, 2010.

The financial results generated by assets decreased by 87.9%, from Ps. 18.1 million in income during the fiscal year ended on June 30, 2009 to Ps. 2.2 million in income during the fiscal year ended on June 30, 2010, mainly due to (i) a Ps. 16.0 million decrease in Foreign exchange gains;(ii) a Ps. 13.1 million decrease in holding results, and (iii) a Ps. 3.5 million decrease in interest on financial transactions, partially offset by a Ps. 16.2 million increase in interest on assets discounts.

The financial results generated by liabilities decreased by Ps. 12.4 million, from a Ps. 126.9 million loss during the fiscal year ended on June 30, 2009 to a Ps. 114.5 million loss during the fiscal year ended on June 30, 2010, primarily due to (i) a Ps. 60.6 million decrease in the foreign exchange gains/(losses) charge arising from a smaller variation in the selling exchange rate between the US Dollar and the Argentine peso during fiscal year 2010 (it rose from Ps. 3.797 at June 30, 2009 to Ps. 3.931 at June 30, 2010), in contrast to the situation a year earlier when the US$/Ps. exchange varied greatly (from Ps. 3.025 at June 30, 2008 to Ps. 3.797 at June 30, 2009); partially offset by (ii) a Ps. 22.9 million increase the interest charge, (iii), a Ps. 25.2 million increase in financing expenses; (iv) a Ps. 13.2 million decrease in the result generated by the repurchase of our own Notes and (v) a Ps. 12.0 million decrease in the results generated by future transactions.

Other (expenses) income, net

The Other income and expenses, net decreased Ps. 6.6 million, from Ps. 3.3 million in income during the fiscal year ended on June 30, 2009 to a Ps. 3.3 million loss during the fiscal year ended on June 30, 2010. This result was mainly due to a Ps. 3.6 million decrease in donations on account of the reversal of the amounts covered by provisions in the year ended on June 30, 2009 and a Ps. 2.3 million increase in other expenses. During the fiscal year ended June 30, 2008; we had made an unconditional promise to donate Ps. 4.6 million to Fundación IRSA within a twelve-months period. As such we had recorded an accrual for Ps. 4.6 million as of June 30, 2008. However, we agreed with Fundación IRSA to change the terms of the contribution. Pursuant to the revised agreement, we decided to reduce our donation from Ps. 4.6 million to Ps. 1.4 million.

Accordingly, in the fiscal year ended June 30, 2009, we (i) reversed Ps. 4.4 million out of the Ps. 4.6 million of the accrual; (ii) recorded a cash payment of Ps. 1.4 million, Ps. 0.2 million against use of the accrual recognized in 2008, and the remaining Ps. 1.2 million against other expense.

Income before taxes and minority interest

As a result of the factors described above, Income before taxes and minority interests increased Ps. 220.1 million, from a Ps. 16.9 million loss during the fiscal year ended on June 30, 2009 to a Ps. 203.2 million in income during the fiscal year ended on June 30, 2010.

Income tax expense

The Income tax expense increased Ps. 62.4 million, from Ps. 16.8 million during the fiscal year ended on June 30, 2009 to Ps. 79.2 million during the fiscal year ended on June 30, 2010. Given that the Income tax charge was assessed by application of the deferred tax method, we recognized the temporary differences between the book value and the valuation for tax purposes of assets and liabilities and the application of tax loss carryforwards. Thus, the amount shown as Income tax expense reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

Minority interest

Income from minority interest decreased Ps. 16.5 million from Ps. 11.6 million in income during the fiscal year ended on June 30, 2009 to a Ps. 4.9 million loss during the fiscal year ended on June 30, 2010. This decrease is mainly due changes in the losses incurred by our subsidiary Tarshop during the fiscal year ended on June 30, 2010 and our increased shareholding in Tarshop.

Net income

As a result of the factors described above, our net income for the year increased by Ps. 141.2 million, from a Ps. 22.1 million loss during the fiscal year ended on June 30, 2009 to a Ps. 119.1 million in income during the fiscal year ended on June 30, 2010.

Fiscal Year 2009 as compared to Fiscal Year 2008

Revenues

Our net revenues rose by 0.4%, from Ps. 640.2 million during the fiscal year ended June 30, 2008 up to Ps. 642.6 million during the fiscal year ended June 30, 2009. This was mainly due to: (i) a Ps. 54.2 million decrease in the revenues of our Consumer financing segment ;(ii) a Ps. 50.6 million increase in the revenues of our Leases and services segment and; (iii) a Ps. 5.3 million increase in the revenues from our Others segment mainly arising from the barter of a plot of land adjacent to the Alto Rosario Shopping.

Leases and services. Revenues from Leases and services rose by 14.6%, from Ps. 347.3 million during the fiscal year ended June 30, 2008 to Ps. 397.9 million during the fiscal year ended June 30, 2009. This was mainly due to a Ps. 44.3 million increase in revenues from rentals and admission fees owing to: (i) a higher average price per square meter, (ii) new revenues from the opening of Dot Baires and (iii) a 13.3 % increase in our tenants’ total sales, which grew from Ps. 3,702.3 million for the fiscal year ended on June 30, 2008 to Ps. 4,194.2 million for the fiscal year ended on June 30, 2009, which in turn led to an increase in percentage rentals.

Consumer financing. The revenues of our Consumer financing segment diminished by 18.6%, from Ps. 291.0 million during the fiscal year ended June 30, 2008 down to Ps. 236.8 million during the fiscal year ended June 30, 2009. This was due to decreases in: (i) sales at retail stores and supermarkets; (ii) the loans granted; (iii) cards issued and (iv) number of account statements issued.

Other. The revenues of the Others segment went from Ps. 3.7 million during the fiscal year ended June 30, 2008 up to Ps. 9.0 million during the fiscal year ended June 30, 2009, mainly due to the barter of a plot of land adjacent to the Alto Rosario shopping.

	Revenues for the fiscal years ended June 30,
	2008	2009
	(in million of Ps.)
Leases and services	347.3	397.9
Consumer financing	291.0	236.8
Others	3.7	9.0
Eliminations	(1.8)	(1.1)
Total revenues	640.2	642.6

Costs

Total costs rose by 15.8%, up from Ps. 206.0 million during the fiscal year ended June 30, 2008 to Ps. 238.5 million during the fiscal year ended June 30, 2009. This was mainly due to: (i) a Ps. 20.3 million increase in the costs of our new Consumer financing segment, (ii) a Ps. 10.1 million increase in the costs of the Leases and services segment; and (iii) a Ps. 2.4 million increase in costs from our Others segment. Total costs as a percentage of total revenues had risen, up from 32.2% in the fiscal year ended on June 30, 2008, to 37.1% during the fiscal year ended June 30, 2009, as a result of a higher percentage increase in total costs compared to the total revenues during this fiscal year.

Leases and services. Costs in the Leases and services segment grew by 10.2%, up from Ps. 98.8 million during the fiscal year ended June 30, 2008 to Ps. 108.9 million during the fiscal year ended June 30, 2009. This increase was mainly attributable to: (i) a Ps. 13.5 million increase in the charge for depreciations and amortizations and (ii) a Ps. 4.2 million increase in parking costs, which were partially offset by (iii) a Ps. 4.3 million decrease in the costs for unrecovered common maintenance expenses; and (iv) a Ps. 2.5 million decrease in the costs related to refurbishments and changes in leasable areas. The costs in our Leases and services segment as a percentage of this segment’s revenues diminished from 28.4% in the fiscal year ended on June 30, 2008 to 27.4% during the fiscal year ended June 30, 2009, as a result of a smaller increase, of 10.2%, in this segment’s costs compared to the 14.6% increase in revenues for this fiscal year.

Consumer financing. The costs in our Consumer financing segment grew by 19.1%, from Ps. 106.4 million during the fiscal year ended June 30, 2008 to Ps. 126.7 million during the fiscal year ended June 30, 2009. This was mainly due to increases in: (i) commission and interest costs, (ii) salaries and social security contributions costs; (iii) public utilities costs; (iv) fixed assets’ depreciation costs, (v) rentals and common maintenance expenses costs and (vi) taxes and miscellaneous rates’ costs, partially offset by (vii) a decrease in fees and third parties’ services. The costs in our Consumer financing segment as a percentage of this segment’s revenues grew from 36.6% in the fiscal year ended on June 30, 2008 to 53.5% during the fiscal year ended June 30, 2009, as a result of a 19.1% increase in this segment’s costs compared to the 18.6% decrease in revenues for this fiscal year.

Others. The costs in our Others segment grew by 66.7% up from Ps. 3.6 million during the fiscal year ended June 30, 2008 to Ps. 6.0 million during the fiscal year ended June 30, 2009, as a result of two barters of plots of land adjacent to the Alto Rosario Shopping Center.

	Costs for the fiscal years ended June 30,
	2008	2009
	(in million of Ps.)
Leases and services	(98.8)	(108.9)
Consumer financing	(106.4)	(126.7)
Others	(3.6)	(6.0)
Eliminations	2.8	3.1
Total costs	(206.0)	(238.5)

Gross profit

As a result of the circumstances above mentioned, our gross profit dropped by 6.9%, from Ps. 434.2 million during the fiscal year ended June 30, 2008 to Ps. 404.1 million during the fiscal year ended June 30, 2009. Gross profit as a percentage of total revenues, dropped from 67.8% in the fiscal year ended June 30, 2008 to 62.9% during the fiscal year ended June 30, 2009, mainly due to a decrease in the gross margins of our Consumer financing segment which was partially offset by an improvement in the gross margin of our Leases and services and Others segments.

Leases and services. The gross profit for the Leases and services segment rose by 16.3% from Ps 248.4 million for the fiscal year ended June 30, 2008 to Ps. 289.0 million during the fiscal year ended June 30, 2009, mainly as a result of a 13.3% increase in our tenants’ total sales, which grew from Ps. 3,702.3 million for the fiscal year ended on June 30, 2008 to Ps. 4,194.2 million for the fiscal year ended on June 30, 2009, which resulted in higher percentage rentals. The gross profit for the Leases and services segment as a percentage of the total revenues for this segment grew from 71.5% during the fiscal year ended June 30, 2008 to 72.6% during the fiscal year ended June 30, 2009, mainly as a result of a 14.6% increase in the revenues for this segment compared to a 10.2% increase in costs for this fiscal year.

Consumer financing. The gross profit for the Consumer financing segment diminished by 40.4% from Ps. 184.6 million during the fiscal year ended June 30, 2008 to Ps. 110.1 million during the fiscal year ended June 30, 2009. The gross profit for the Consumer financing segment as a percentage of this segment’s revenues dropped from 63.4% during the fiscal year ended June 30, 2008 to 46.5% during the fiscal year ended June 30, 2009. This was mainly due to a 19.1% increase in this segment’s costs compared to an 18.6% decrease in revenues during this fiscal year.

Others. The gross profit for our Others segment went from a Ps. 0.2 million profit during the fiscal year ended June 30, 2008 to a Ps. 3.0 million profit during the fiscal year ended June 30, 2009.

	Gross profit for the fiscal years ended June 30,
	2008	2009
	(in million of Ps.)
Leases and services	248.4	289.0
Consumer financing	184.6	110.1
Others	0.2	3.0
Eliminations	1.0	2.0
Total gross profit	434.2	404.1

Selling expenses

The selling expenses dropped by 5.8%, down from Ps. 219.8 million during the fiscal year ended June 30, 2008 to Ps. 207.0 million during the fiscal year ended June 30, 2009, mainly as a result of a Ps. 16.7 million decrease in the expenses from our Consumer financing segment. The total selling expenses as a percentage of total revenues diminished by 34.3% during the fiscal year ended June 30, 2008 to 32.2% during the fiscal year ended June 30, 2009, due to a 5.9% decrease in the selling expenses compared to the 0.4% increase in the revenues for this year.

Leases and services. The selling expenses of the Leases and services segment rose by 18.1%, up from Ps. 24.8 million during the fiscal year ended June 30, 2008 to Ps. 29.3 million during the fiscal year ended June 30, 2009, as a result of: (i) a Ps. 3.8 million increase in bad debts; (ii) a Ps. 1.0 million increase in expenses incurred for salaries and social security contributions, (iii) a Ps. 0.6 million increase in advertising expenses, partially offset by a (iv) Ps. 1.0 million decrease in expenses incurred for courses, trade fairs and events. The selling expenses as a percentage of revenues in the Leases and services segment sustained a slight increase, from 7.1% during the fiscal year ended June 30, 2008 to 7.4% during the fiscal year ended June 30, 2009.

Consumer financing. The selling expenses of the Consumer financing segment dropped by 8.6%, down from Ps. 194.7 million during the fiscal year ended June 30, 2008 to Ps. 178.0 million during the fiscal year ended June 30, 2009, mainly due to: (i) a Ps. 14.2 million decrease in advertising charges; (ii) a Ps. 10.3 million decrease in salaries and social security contributions, and (iii) a Ps. 7.9 million decrease in the fees for services charge, partially offset by (iv) an increase in bad debts for Ps. 18.9 million. The selling expenses of the Consumer financing segment as a percentage of this segment’s revenues grew from 66.9% during the fiscal year ended June 30, 2008 to 75.2% during the fiscal year ended June 30, 2009.

Others. The selling expenses of our Others segment dropped from Ps. 0.3 million during the fiscal year ended June 30, 2008 to Ps. 0.1 million during the fiscal year ended June 30, 2009.

	Selling expenses for the fiscal years ended June 30,
	2008	2009
	(in million of Ps.)
Leases and services	(24.8)	(29.3)
Consumer financing	(194.7)	(178.0)
Others	(0.3)	(0.1)
Eliminations	0.0	0.4
Total selling expenses	(219.8)	(207.0)

Administrative expenses

The administrative expenses rose by 19.2%, up from Ps. 51.1 million during the fiscal year ended June 30, 2008 to Ps. 60.8 million during the fiscal year ended June 30, 2009. This increase is mainly due to: (i) a Ps. 6.3 million increase in the expenses incurred by our Consumer financing segment and (ii) a Ps. 3.5 million increase in the expenses incurred by the Leases and services segment. The total administrative expenses, as a percentage of total revenues, increased from 8.0% during the fiscal year ended June 30, 2008 to 9.5% during the fiscal year ended June 30, 2009 mainly due to a larger rise in the administrative expenses of our Consumer financing segment compared to its respective revenues during that fiscal year.

Leases and services. The administrative expenses of the Leases and services segment rose by 8.7%, up from Ps. 40.4 million during the fiscal year ended June 30, 2008 to Ps. 43.9 million during the fiscal year ended June 30, 2009, as a result of: (i) a Ps. 2.4 million increase the expenses related to taxes, rates and contributions, mainly arising from the tax on bank debits and credits and; (ii) a Ps. 1.7 million rise in fees for services, which were partially offset by a Ps. 1.1 million decrease in salaries and social security contributions. The administrative expenses of the Leases and services segment as a percentage of the revenues from this segment diminished from 11.6% during the fiscal year ended June 30, 2008 to 11.0% during the fiscal year ended June 30, 2009.

Consumer financing. The administrative expenses of the Consumer financing segment increased by 58.9%, from Ps. 10.7 million during the fiscal year ended June 30, 2008 up to Ps. 17.0 million during the fiscal year ended June 30, 2009. This was mainly due to: (i) a Ps. 3.5 million increase in salaries and social security contributions; (ii) a Ps. 1.3 million increase in taxes, rates and contributions and (iii) a Ps. 1.1 million increase in fees for services. The administrative expenses of the Consumer financing segment as a percentage of this segment’s revenues grew from 3.7% during the fiscal year ended June 30, 2008 to 7.2% during the fiscal year ended June 30, 2009.

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

Net loss from retained interest in securitized receivables

The net loss from retained interest in the securitized receivables grew by Ps. 44.7 million, up from Ps. 1.3 million during the fiscal year ended June 30, 2008 to Ps. 46.0 million during the fiscal year ended June 30, 2009, as a result of: (i) the Appraisals of the Participation Certificates in the various Tarjeta Shopping Financial Trust Series, (ii) Comparison of said Appraisals to their Fair Values and (iii) Income/(loss) from the placement of the securities (at the time of the public offering) of the various series of Tarjeta Shopping financial trusts. As regards the Appraisal of the Certificates, it identified a Ps. 39.8 million loss. The main components of this charge are the delinquency in the portfolio (amounts written off as per the minimum guidelines, recoveries and re-financings) and changes in the delinquent portfolio.

The comparison of the equity values to their fair values yielded a Ps. 0.7 million loss.

The series subject to public offering yielded a Ps. 2.1 million loss resulting from the placement of 8 series for a total offering of Ps. 571.8 million.

Gain from recognition of inventories at net realizable value

The gain from recognition of inventories at net realizable value sustained a 100.0% reduction, down from Ps. 0.2 million during the fiscal year ended June 30, 2008 to nil during the fiscal year ended June 30, 2009.

Operating income (loss)

As a result of the factors described above, the operating income decreased by 44.7%, down from Ps. 162.2 million during the fiscal year ended June 30, 2008 to Ps. 90.2 million during the fiscal year ended June 30, 2009, mainly due to (i) a Ps. 108.8 million reduction in the Consumer financing segment partially offset by (ii) an increase in the operating income (loss) for the Leases and services segment for Ps. 32.6 million and in the Others segment for Ps. 2.9 million. The operating income (loss), as a percentage of total revenues shrank from 25.3% during the fiscal year ended June 30, 2008 to 14.0% during the fiscal year ended June 30, 2009, mainly as a consequence of the effect of the reduction in the operating margins of our Consumer financing segment.

Leases and services. The operating income in our Leases and services segment grew by 17.8%, up from Ps. 183.2 million income during the fiscal year ended June 30, 2008 to Ps. 215.8 million income during the fiscal year ended June 30, 2009, mainly due to the 14.6% rise in the revenues from this segment, partially offset by the 10.2% increase in direct operating costs, the 18.1% increase in selling expenses and the 8.7% increase in administrative expenses. The operating income (loss) for the Leases and services segment as a percentage of this segment’s revenues grew from 52.7% during the fiscal year ended June 30, 2008 to 54.2% during the fiscal year ended June 30, 2009.

Consumer financing. The operating loss of our Consumer financing segment grew by Ps. 108.8 million, up from a Ps. 22.1 million loss during the fiscal year ended June 30, 2008 to a Ps. 130.9 million loss during the fiscal year ended June 30, 2009. This variation is mainly due to the rise in costs, selling expenses and administrative expenses partially offset by this segment’s revenues. The operating income (loss) for the Consumer financing segment as a percentage of this segment’s revenues went from (7.6%) during the fiscal year ended June 30, 2008 up to (55.3%) during the fiscal year ended June 30, 2009 as a result of the 19.1% increase in costs, the 58.9% increase in the administrative expenses and the 18.6% reduction in revenues for this fiscal year.

Others. The operating income for our Others segment rose by Ps. 2.9 million, up from an operating income of Ps. 0.0 million during the fiscal year ended June 30, 2008 to an operating income of Ps. 2.9 million during the fiscal year ended June 30, 2009.

	Operating income (loss) for the fiscal years ended June 30,
	2009	2008
	(in million of Ps.)
Leases and services	183.2	215.8
Consumer financing	(22.1)	(130.9)
Others	0.0	2.9
Eliminations	1.1	2.4
Total operating income	162.2	90.2

Loss on equity investees

The loss on equity investees did not sustain significant variations compared to the previous fiscal year.

Amortization of goodwill, net

The loss arising from amortization of goodwill, net dropped by 31.8%, down from Ps. 2.2 million loss in the fiscal year ended June 30, 2008 to Ps. 1.5 million loss in the fiscal year ended June 30, 2009, mainly due to the completion of the amortization of the goodwill arising from the acquisition of SAPSA. This result includes the amortization of the goodwill recorded upon acquiring subsidiaries.

Financial results, net

The financial results, net rose by Ps. 95.5 million, up from a net loss of Ps. 13.4 million during the fiscal year ended June 30, 2008 to a net loss of Ps. 108.9 million during the fiscal year ended June 30, 2009.

The financial results generated by assets dropped by 48.9% down from Ps. 35.4 million during the fiscal year ended June 30, 2008 to Ps. 18.1 million during the fiscal year ended June 30, 2009.The factors contributing to the higher financial loss for the year ended June 30, 2009 were (i) a Ps. 21.6 million decrease in the income from placements; (ii) the discounting effect of Ps. 13.1 million on higher value added tax credit balances of Ps. 64.8 million in 2009, as compared to the discounting effect of Ps. 4,2 million on Ps. 28.5 million of value added tax credit balances in 2008; partially offset by (iii) a Ps. 12.1 million rise in income from foreign exchange gains.

The financial results generated by liabilities sustained a net Ps. 78.1 million rise, from a Ps. 48.8 million loss during the fiscal year ended June 30, 2008 to a Ps. 126.9 million loss during the fiscal year ended June 30, 2009. This variation is mainly due to: (i) a Ps. 40.3 million increase in the foreign exchange gains/losses charge arising from a variation in the selling exchange rate between the US Dollar and the Argentine Peso during the fiscal year herein analyzed (it sustained a major increase from Ps. 3.025 at June 30, 2008 to Ps. 3.797 at June 30, 2009), in contrast to the situation a year earlier, when the exchange rate between the US Dollar and the Argentine Peso had sustained a decrease (from Ps. 3.093 at June 30, 2007 to Ps. 3.025 at June 30, 2008); and (ii) a Ps. 59.1 million increase in interest and exchange differences with related parties, partially offset by (iii) Ps. 12.3 million increase arising from the repurchase of our own Notes and (iv) Ps. 13.5 increase in gains from derivative instruments.

Other income (expenses), net

The other income (expenses), net sustained a Ps. 5.5 million decrease, down from income for Ps. 8.8 million during the fiscal year ended June 30, 2008 to income for Ps. 3.3 million during the fiscal year ended June 30, 2009. This was mainly due to: (i) a decrease in the reversal of provisions for lawsuits, which amounted to Ps. 4.9 million; (ii) a decrease in the reversal of allowances for bad debts, which amounted to Ps. 4.7 million and (iii) a decrease in the reversal of other provisions, which amounted to Ps. 2.4 million; partially offset by (iv) a reversal in the provisions for donations, which amounted to $ 7.9 million, due to our agreement with Fundación IRSA to change the terms of our contribution.

Income (loss) before taxes and minority interest

As a result of the factors described above, Income before taxes and minority interest dropped by 110.9% down from Ps. 155.4 million for the fiscal year ended June 30, 2008 to a Ps. 16.9 million loss for the fiscal year ended June 30, 2009.

Income tax (expense) income

The amount charged as Income tax decreased by 78.0% down from Ps. 76.5 million during the fiscal year ended June 30, 2008 to Ps. 16.8 million during the fiscal year ended June 30, 2009. It should be noted that in determining the income tax expense, we used the deferred tax method, thus recognizing temporary differences between the accounting and tax measurement of assets and liabilities and the application of tax loss carryforwards. Therefore, the figure posted as income tax does not only relate to the amount payable but also reflects the recognition of the tax as per the accrual basis accounting.

Minority interest

Income from minority interest rose by Ps. 10.5 million up from Ps. 1.1 million for the fiscal year ended June 30, 2008 to Ps. 11.6 million for the fiscal year ended June 30, 2009. This rise is due to the changes in the losses incurred by Tarshop which rose from Ps. 18.6 million at June 30, 2008 to Ps. 94.1 million at June 30, 2009 and to our increase in the ownership interest we hold in the subsidiary.

Net income (loss)

As a result of the factors described above, our net income (loss) for the year diminished by 127.6% down from Ps. 80.0 million during the fiscal year ended June 30, 2008 to a Ps. 22.1 million loss during the fiscal year ended June 30, 2009.

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

As of June 30, 2010, we had negative working capital of Ps. 63.9 million. This negative working capital has been reversed as of September 30, 2010. Also as of June 30, 2010, we had cash and cash equivalents for a total of Ps. 53.4 million, which represents an increase of 9.1% compared to the Ps. 49.0 million held at June 30, 2009. This variation is mainly due to an increase in the cash generated by investing activities of Ps. 307.8 million mainly due to a reduction in the acquisition of fixed assets and by an increase in the cash provided by operating activities of Ps. 58.1 million, partially offset by a decrease in the cash from our financing activities for Ps. 154.5 million.

Cash Flow Information

Operating Activities

Fiscal Year 2010. Our operating activities generated net cash of Ps. 129.6 million for the fiscal year ended on June 30, 2010. Net cash generated by operations during the fiscal year ended on June 30, 2010 increased 81.3%, representative of Ps. 58.1 million compared to the fiscal year ended on June 30, 2009, primarily due to an increase in operating cash inflows that does not consider the changes in certain assets and liabilities for Ps. 363.3 million, the reduction in operating cash resulting from an increase in accounts receivable, net for Ps. 127.0 million and a reduction in taxes payable, other liabilities and accrued interest for Ps. 148.2 million, partially offset by a reduction in other receivables and prepaid expenses, net for Ps. 26.0 million and increases in customer advances, trade accounts payable and salaries and social security payable for Ps. 19.5 million.

Fiscal Year 2009. Our operating activities generated net cash of Ps. 71.5 million for the fiscal year ended on June 30, 2009. Net cash generated by operations during the fiscal year ended on June 30, 2009 shrank by 57.5%, representative of Ps. 96.6 million compared to the fiscal year ended on June 30, 2008, primarily due to an increase in operating cash inflows that does not consider the changes in certain assets and liabilities for Ps. 297.1 million, the reduction in operating cash resulting from an increase in accounts receivable, net, other receivables and prepaid expenses, net and intangible assets, net for Ps. 220.0 million and a reduction in trade accounts payable, other liabilities, provisions and accrued interest for Ps. 74.7 million offset by increases in customer advances and taxes payable for Ps. 69.3 million.

Fiscal Year 2008. Our operating activities generated net cash of Ps. 168.1 million for fiscal year ended June 30, 2008. Net cash generated by operations during fiscal year ended June 30, 2008 decreased 6.5% by Ps. 11.6 million compared to fiscal year ended June 30, 2007, primarily due to a decrease in operating cash inflows without considering changes in certain assets and liabilities of Ps. 311.0 million, a reduction in operating funds resulting from an increase in account receivable, net and other receivables and prepaid expenses, net for Ps. 138.4 million and a reduction in taxes payable, other liabilities, provisions, and accrued interest for Ps. 82.6 million, offset by increases in trade accounts payables, customer advances and salaries and social security payable for Ps. 78.2 million.

Investment Activities

Fiscal Year 2010. The net cash generated by investing activities was Ps. 9.1 million in the fiscal year ended on June 30, 2010. The increase in the net cash generated by investment activities was primarily due to a decrease in investments of Ps. 58.5 million and the collection of advances for sale of Tarshop S.A.’s shares for Ps. 20.0 million, partially offset by (i) Ps. 32.5 million related to improvements made in our shopping centers and offices; (ii) Ps.8.3 million applied to the payment for acquisition of Arcos del Gourmet and Conil S.A.; (iii) Ps.7.4 million related to works and advance payments made in Dot Baires shopping; (iv) Ps.6.0 million applied to suppliers advances; (v) Ps. 5.6 million related to a payment pursuant to a non-compete agreement with the former minority shareholder of Tarshop; (vi) Ps. 3.1 million were allocated to the acquisition of undeveloped parcels of land; (vii) Ps. 2.6 million related to the acquisition of furniture and fixtures, computer equipment, software and facilities; and (viii) Ps. 2.2 million were allocated to other purposes.

Fiscal Year 2009. The net cash used in investing activities was Ps. 298.7 million in the fiscal year ended on June 30, 2009. The increase in the net cash used in investment activities was primarily due to: (i) an increase in temporary investments, of Ps. 41.0 million; (ii) Ps. 205.9 million related to works and advance payments made in Dot Baires shopping; (iii) Ps. 11.1 million were applied to the acquisition of furniture and fixtures, computer equipment, software and facilities; (iv) Ps. 13.6 million related to improvements made in our shopping centres and offices; and (v) Ps. 4.0 million were applied to the acquisition of land reserves.

Fiscal Year 2008. The net cash generated by investing activities was Ps. 86.9 million for fiscal year ended June 30, 2008. The increase in the net cash generated by investing activities was primarily due to: (i) a Ps. 354.3 million decrease in temporary investments offset by (ii) the construction of Dot Baires shopping for Ps. 114.4 million; (iii) Ps. 50.0 million related to improvements in our shopping center properties and offices; (iv) an advance payment for the acquisition of the Soleil Factory goodwill for Ps. 25.6 million; (v) Ps. 23.1 million related to the acquisition of the Patio Olmos building, located in the City of Córdoba; (vi) Ps. 16.9 million related to advances for the purchase of land reserves in Beruti street; (vii) Ps. 11.6 million related to the acquisition of facilities, furniture, computer equipment and software; (viii) Ps. 8.6 million in the construction of garages in Paseo Alcorta Shopping Center; (ix) Ps. 10.2 million for the acquisition of other fixed assets and (x) Ps. 0.6 million in other land reserves.

Financing Activities

Fiscal Year 2010. The net cash used in financing activities was Ps. 134.2 million for the fiscal year ended on June 30, 2010, primarily due to: (i) payment of short-term bank loans and bank overdrafts for Ps. 202.5 million; (ii) payment of cash dividends for Ps. 56.0 million; (iii) payment of non-convertible notes for Ps. 39.8 million; (iv) payments of loans for purchase of undeveloped parcels of land for Ps. 17.2 million and (v) outlays for the repurchase of Series II Notes for Ps. 12.0 million; partly offset by the proceeds from short-term and long-term debt for Ps. 110.4 million and proceeds from issuance of Non-Convertible Notes, net for Ps. 79.8 million.

Fiscal Year 2009. The net cash provided by financing activities was Ps. 20.3 million for the fiscal year ended on June 30, 2009, primarily due to the loans granted to us, bank overdrafts and income from irrevocable capital contributions made by minority shareholders for Ps. 206.2 million, partly offset by: (i) outlays for the repurchase of Notes for Ps. 12.8 million; (ii) payment of dividends for Ps. 60.2 million; (iii) repayment of loans, including the payment of Notes for Ps. 97.0 million; (iv) repayment of the amounts outstanding on the acquisition of Empalme for Ps. 6.8 million; and (iv) repayment of the amounts outstanding on the acquisition of Mendoza Plaza Shopping S.A. for Ps. 9.1 million.

Fiscal Year 2008. The net cash used in financing activities amounted to Ps. 46.5 million for the fiscal year ended on June 30, 2008, and it was primarily due to the (i) the repayment of bank loans and overdrafts for Ps. 65.1 million; (ii) the payment of dividends for Ps. 55.7 million; (iii) repayment of the amounts outstanding on the acquisition of Empalme for Ps. 12.5 million. These payments were partially offset by the loans granted to us for Ps. 71.1million and irrevocable capital contributions made by minority shareholders for Ps. 21.9 million.

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

Our Indebtedness

Our total consolidated debt outstanding as of June 30, 2010 amounted to Ps. 882.4 million, 78.4% of this total was denominated in U.S. Dollars and the remaining 21.6% was denominated in Pesos.

The following table presents certain information about our indebtedness as of June 30, 2010 with a breakdown of its main components:

	Debt as of June 30, 2010
	Currency	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	Average rate %
	(in thousands of Ps.)
Financial and bank loans
Convertible Notes (1)	US$	8,291	—	—	—	185,653	193,944	10%
Series I Notes (1) (2)	US$	4,944	—	—	—	452,066	457,010	7.88%
Series II Notes (1) (2)	Ps.	40,227	39,765	—	—	—	79,992	11%
Series III Notes (1)	Ps.	44,564	—	—	—	—	44,564	12.75%
Series IV Notes (1)	US$	25,992	—	—	—	—	25,992	6.75%
Issuance of Short-term securities (1)	Ps.	23,019	—	—	—	—	23,019	14.00%
Expenses incurred to issue the notes	Ps.	(1,188)	(514)	(483)	(483)	(1,450)	(4,118)	—
Bank overdrafts	Ps.	2,206	—	—	—	—	2,206	21.03%
Standard Bank Argentina S.A.	Ps.	15,179	—	—	—	—	15,179	12.92%
Nuevo Banco Industrial de Azul S.A.	Ps.	5,007	—	—	—	—	5,007	16.63%
Banco Hipotecario S.A.	Ps.	20,000	—	—	—	—	20,000	17.00%
Banco Itaú Buen Ayre S.A.	Ps.	3,716	—	—	—	—	3,716	12.09%
Interest payable from Financial Trust Series LII, LIII and LIV	Ps.	2,263	—	—	—	—	2,263	—
Interest on bank loans	Ps.	380	—	—	—	—	380	—

Total financial and bank loans		194,600	39,251	(483)	(483)	636,269	869,154

On the acquisition of Companies	US$	9,511	3,591	—	—	—	13,102

Total loans for acquisition of companies		9,511	3,591	—	—	—	13,102
Other loans	US$ /Ps.	192	—	—	—	—	192

Total debt		204,303	42,842	(483)	(483)	636,269	882,448

(1)	Includes interest
(2)	Net of repurchased notes

Convertible Notes

On July 19, 2002 we issued US$ 50.0 million Unsecured Convertible Notes (the “Convertible Notes”) in exchange for cash and settlement of certain liabilities with our shareholders. Raymond James Argentina, Sociedad de Bolsa S.A. acted as underwriting and placement agent and the offer was fully subscribed. The proceeds of the issue of Convertible Notes was used to settle short-term bank loans in the sum of Ps.27.3 million, and to redeem secured corporate notes issued by us in the principal amount of Ps. 52.8 million. Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps. 0.10 per share. Translation rate per US dollar is Ps. 3.08642 or the result obtained from dividing the exchange rate effective at translation date by the par value of our common shares, whichever is lower. Maturity date of Convertible Notes was July 19, 2006, but at a special noteholders’ meeting held on May 2, 2006, the noteholders approved the extension of the maturity date of Convertible Notes to July 19, 2014; the other terms and conditions remained unchanged. During the fiscal years 2007, 2006, 2005, 2004 and 2003 the holders of approximately US$ 2.77 million of our Convertible Notes exercised their conversion rights; therefore, we issued 1,539,000; 52,741,373; 22,852,514 and 4,829,745 common shares, respectively. As of June 30, 2010 the outstanding balance of our Convertible Notes was US$ 47.2 million. If all the noteholders exercise their conversion rights, our common shares would increase from Ps. 782.1 million to Ps. 2,239.7 million. For more information regarding recent conversions please see “Recent Developments”.

Loans granted by Standard Bank, Banco Itaú, Banco Supervielle and Banco Hipotecario.

Our subsidiary Tarshop pledged in favor of Standard Bank Argentina S.A. (loan for Ps.15,370,805), Participation Certificates corresponding to Series XLI (100%), XLIV (100%), XLVII (25%), LVII (100%) and LIX (100%) in favor of Banco Itaú Buen Ayre S.A. (loan for Ps. 3,723,698), Participation Certificates corresponding to Series XXXIX (100%) and XL (100%) in favor of Banco Supervielle S.A. (loan for Ps. 6,537), Participation Certificates corresponding to Series XXXII (100%), XXXVIII (100%) and L (100%) in favor of Banco Hipotecario S.A. (loan for Ps. 20,149,041), Participation Certificates corresponding to Series XLVII (75%), XLIX (100%), XLIX (100%) and LVI (60.4%) Tarjeta Shopping Financial Trusts.

Series I and II Notes.

On May 11, 2007, we issued two new Series of Notes totaling US$170 million within the framework of the Global Note Program for a principal amount of US$ 200 million. Series I corresponds to the issue of US$120 million Notes due on May 11, 2017, bearing interest at a fixed interest rate of 7.875% payable semi-annually on May 11 and November 11 each year starting on November 11, 2007. The principal amount of this Series is due in a single installment at maturity.

Series II corresponds to the issue of Ps. 154.0 million (equivalent to US$50 million) Notes due on June 11, 2012, bearing interest at a fixed interest rate of 11% payable semi-annually on June 11 and December 11 each year starting on December 11, 2007. The principal amount is payable in seven equal and consecutive semi-annual installments starting on June 11, 2009.

Purchase of Alto Palermo Series 1 Notes.

During fiscal year 2009 we bought US$ 5.0 million in nominal value of our Series I fixed interest rate Notes due June 2017 issued under the Global Note Program for up to US$ 200,000,000. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 2 million. There have been no purchases of these notes during fiscal year 2010. As of June 30, 2010, our holdings of Series 1 Notes amount to US$ 5 million in nominal value.

Purchase of Alto Palermo Series 2 Notes.

During fiscal year 2009, US$ 3 million in nominal value of our Series II fixed interest rate Notes due June 2012 (Argentine Peso-Linked Note) were bought. As a weighted average, the price paid was US$ 0.75 for a total of US$ 2.25 million. There have been no purchases of these notes during fiscal year 2010. As of fiscal year-end, our holding in portfolio of our Series 2 Notes was US$ 4.8 million in nominal value.

Alto Palermo’s Series III and Series IV Notes

On November 13, 2009, we issued two new series of Notes under our US$ 200,000,000 Global Note Program. Series III consists of notes issued for a principal amount of Ps. 55.8 million, which accrue interest at the BADLAR Private interest rate plus 3% payable every three months and maturing on May 12, 2011. Series IV consists of notes issued for a principal amount of US$ 6.6 million (equivalent to Ps. 25.0 million), which accrue interest in US dollars at a fixed interest rate of 6.75% per annum payable semiannually and maturing in a single payment on May 12, 2011.

Our capital Expenditures

Fiscal year 2010

For the fiscal year ended on June 30, 2010 we invested Ps. 53.8 million in capital expenditures of which: (i) Ps. 32.5 million were related to improvements made to our shopping centers and offices; (ii) Ps. 7.4 million were related to works and advance payments made in Dot Baires shopping; (iii) Ps. 6.0 million were allocated to suppliers advances; (iv) Ps. 2.6 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (v) Ps. 3.1 million were allocated to the acquisition of undeveloped parcels of land and (vi) Ps. 2.2 million were allocated to other purposes.

Fiscal year 2009

For the fiscal year ended on June 30, 2009 we invested Ps. 247.4 million in capital expenditures of which: (i) Ps. 205.9 million were related to works and advance payments made in Dot Baires shopping; (ii) Ps. 11.1 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (iii) Ps. 17.0 million were related to improvements made to our shopping centers and offices; (iv) Ps. 4.0 million were allocated to the acquisition of undeveloped parcels of land and (v) Ps. 9.4 million were allocated to other purposes.

Fiscal year 2008

For the fiscal year ended on June 30, 2008 we invested Ps. 270.2 million in capital expenditures of which: (i) Ps. 114.4 million were related to the construction of Dot Baires shopping; (ii) Ps. 50.0 million were related to improvements made to our shopping centers and offices; (iii) Ps. 25.6 million were related to an advance payment for the acquisition of Soleil Factory shopping center business; (iv) Ps. 23.1 million were related to payments for the acquisition of Patio Olmos building, located in the City of Córdoba; (v) Ps. 16.9 million were related to an advance payment for the purchase of an undeveloped parcel of land located at Beruti St.; (vi) Ps. 11.6 million were related to the acquisition of furniture and fixtures, computer equipment, software and facilities; (vii) Ps. 8.6 million were related to payments for the construction of garages in Paseo Alcorta shopping; (viii) Ps. 10.2 million were related to the acquisition of other fixed assets; (ix) Ps. 0.6 million were related to the acquisition of other undeveloped parcels of land and (x) Ps. 9.2 million were allocated to other purposes.

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

D. Trend Information

Development and Perspectives of Shopping Centers in Argentina

After the economic crisis suffered during fiscal year 2009, the global economy is moving forward to an expansion track together with better financial conditions. Even though the recovery seen in the second half of 2009 could not offset the shrinkage sustained in the first half, according to IMF “World Economic Outlook” released in October 2010, world total output will increase 4.8% in 2010, while it is projected that it will grow around 4.2% in 2011; which represent 0.6% and (0.1%) variations from the expenses expectations released by IMF on April 2010.

It must be highlighted that, during fiscal year ended June 30, 2010, economic activity in developing countries was higher than in the developed world. In this sense, performance at the local market levels also picked up the trend (in local currency). In the second semester of 2009, whereas the S&P500 rose by 23.45%; the Eurostoxx 50, by 21.14% and the Nikkei by 17.82%, the Bovespa rose by 74.05% and Argentina’s Merval rose by 108.56%.

Given this international context, the Argentine GDP has maintained its upward trend, though at a slower pace than in previous years, with a 0.9% variation in 2009 according to the Argentine Institute of Statistics and Censuses (“INDEC”). In the year to date, the level of activity has shown significant acceleration. For the first 6 months of 2010, the Monthly Economic Activity Estimator, as reported by INDEC and known as EMAE, increased 10.9% compared to the same period in the previous fiscal year. This indicator is usually used to predict GDP. Therefore, if the trend were to be maintained, GDP for 2010 could be expected to have risen by close to 9%.

During 2009, Total Consumption has been the most significant component in the Aggregate Demand, with a 77.7% share. During the first half of 2010, sales in the Shopping Center sector have grown significantly; the reason is to be found partly in the decline experienced in 2009 due to the international financial crisis that had had considerable bearing on Shopping Centers’ revenues, but mainly in the recovery in consumption compared to the previous fiscal year, against a backdrop of high inflation in which salaries went hand in hand with retail price raises. Based on INDEC’s most recently released figures, when measured year-on-year, the sales for the first half of 2010 rose by 41.6% compared to the same period in 2009.

When it comes to retailer activity, according to CAME, the Confederation of Argentine Medium-Sized Enterprises, retail sales volumes grew by 11.9% in June 2010 compared to June 2009, driven by consumers’ good mood and the tangible improvements in household nominal income. Most of the items offered by retailers performed with outstanding dynamism in June. Although demand continues to be driven by “Household appliances”, where the manifold credit facilities offered and promotional campaigns for some products led to yet another jump in sales, some other captions, such as “Apparel”, “Sporting Items” and “Household Wares and Gifts” posted, at the close of June, year-on-year ups in sales close to 20% (a growth rate not seen in quite a long time). With the end-of-month results for June included, the first half of the year came to a close with a 5.4% increase in the volumes sold compared to the same period a year earlier.

We believe our business segments continue to show a strong position in the current macroeconomic conditions, and given our healthy cash flows and our long-term financing, we will be capable of sustaining our leading market position.

E. Off-Balance Sheet Arrangements

As of June 30, 2010, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations, as of June 30, 2010, which consist of loans, bonds, and development obligations and agreements to purchase real estate. The table does not include deferred income tax liability obligations under operating leases, assignment of credits payable, other accounts payable or costs to be incurred on the units not yet sold.

	Payments due by period (Thousand of Ps.)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Debt (2)	270,140	155,450	53,693	754,340	1,233,623
Other long term obligations	8,726	10,033	20,805	—	39,564

Total (1)	278,866	165,483	74,499	754,340	1,237,187

(1)	Includes our main financial and related parties’ debts, foreign suppliers, tax amnesty plan for gross sales tax payable and accrued and prospective interests.
(2)	Net of repurchased Notes.

G. Safe Harbor

See the discussion at the beginning of this Item 5 and the disclosure regarding forward-looking information in the introduction of this annual report for forward-looking safe harbor provisions.

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

On November 11, 2010, our board of directors approved the resignation of Andrés Olivos and José Said Saffie as directors and of Guillermo Matta y Trejo and José D. Eluchands Urenda as alternate directors. As a result, Gastón Lernoud and David A. Perednik were summoned to act as directors.

As of the date of this annual report, our Board of Directors is comprised of ten directors and six alternate directors.

The table below contains the information on our Directors and Alternate Directors:

Name	Date of birth	Position held	Appointed to current position in	Office ending in	Holding current position since
Eduardo S. Elsztain	01/26/1960	Chairman	2009	2012	1994
Saúl Zang	12/30/1945	Vice-chairman	2009	2012	2003
Alejandro G. Elsztain	03/31/1966	Executive vice-chairman	2009	2012	2003
Daniel R. Elsztain	12/22/1972	Director	2009	2012	2004
Abraham Perelman	04/04/1941	Director	2009	2012	2003
Fernando A. Elsztain	01/04/1961	Director	2009	2012	1998
Leonardo F. Fernández	06/30/1967	Director	2009	2012	2007
Enrique Antonini	03/16/1950	Director	2009	2012	2007
Gastón Armando Lernoud	06/04/1968	Director	2010	2012	2010
David A. Perednik	11/15/1957	Director	2010	2012	2010
Juan M. Quintana	02/11/1966	Alternate director	2009	2012	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate director	2009	2012	2006
Marcos Oscar Barylka	06/29/1945	Alternate director	2009	2012	2006
Salvador Darío Bergel	04/17/1932	Alternate director	2009	2012	2006
Mauricio Wior	10/23/1956	Alternate director	2009	2012	2006
Gabriel A.G. Reznik	11/18/1958	Alternate director	2009	2012	2004

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA, Cresud S.A.C.I.F. y A (“Cresud”), Consultores Assets Management S.A., Banco Hipotecario S.A., Tarshop, BACS Banco de Crédito & Securitización and BrasilAgro—Companhia Brasileira de Propriedades Agrícolas, among other companies. He is also a member of the board of directors of Hersha Hospitality Trust among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes, law firm. He is also first vice chairman of the board of directors of IRSA and Cresud and he is also the chairman of Puerto Retiro S.A., vice-chairman of Fibesa S.A. and Tarshop and a member of the board of directors of Banco Hipotecario S.A., Nuevas Fronteras S.A and Palermo Invest S.A., among others.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the University of Buenos Aires. He is currently chairman of Fibesa S.A., Agrology S.A., vice-chairman of IRSA, Cresud, Nuevas Fronteras S.A. and Inversora Bolivar S.A. and a member of the board of directors of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas, among others. Alejandro G. Elsztain is Eduardo S. Elsztain’s and Daniel R. Elsztain’s brother and Fernando A. Elsztain’s cousin.

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

Fernando A. Elsztain. Mr. Elsztain obtained a degree in architecture at the University of Buenos Aires. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is a director of IRSA, and Emprendimiento Recoleta y Hoteles Argentinos S.A., among others. Mr. Fernando A. Elsztain is Eduardo S. Elsztain’s and Alejandro G. Elsztain’s cousin.

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

Juan M. Quintana. Mr. Quintana obtained a law degree at the University of Buenos Aires. He is a partner of the law firm Zang, Bergel & Viñes. He an alternate director of Nuevas Fronteras S.A. and Emprendimiento recoleta, among others.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from the Argentine Catholic University where he teaches Commercial Law and Contract Law. He also teaches Corporate Law, Contracts and Capital Markets in post-graduate courses. He is a member of the Legal Advisory Committee of the Cámara de Sociedades Anónimas as well as Vice President of the Antitrust Law Committee of the Colegio de Abogados de la Ciudad de Buenos Aires. He is partner at Zang, Bergel & Viñes and a member of the board of directors of Emprendimiento Recoleta, Nuevas Fronteras S.A. and Banco Hipotecario S.A.

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

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario S.A. He has held positions at Bellsouth where he was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas latinoamericanas (FIEL) and Tzedaka.

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

Employment Contracts With Our Directors

We do not have written contracts with our directors. However, Alejandro Elsztain, Fernando Elsztain and Daniel Elsztain are employed by us under the Labor Contract Law No. 20,744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

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

The following table sets forth information about members of our Supervisory Committee who were elected at the annual general ordinary shareholders’ meeting held on October 29, 2010. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name and Position	Date of Birth	Occupation in Alto Palermo	Current Position Held Since
José D. Abelovich	07/20/1956	Syndic	2005
Marcelo Héctor Fuxman	11/30/1955	Syndic	2010
Noemi Cohn	05/20/1959	Syndic	2010
Silvia Cecilia De Feo	10/07/1958	Alternate Syndic	2010
Roberto Daniel Murmis	04/07/1959	Alternate Syndic	2010
Alicia Rigueira	12/02/1951	Alternate Syndic	2010

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L / Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees, among others of IRSA, Cresud, Hoteles Argentinos, Banco Hipotecario S.A. and Inversora Bolívar.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires. He is a partner of Polano & Asociados S.R.L / Nexia International, a public accounting firm in Argentina. He is a member of the Supervisory Committees of Cresud, IRSA, Inversora Bolívar and Banco Hipotecario S.A.

Noemi Cohn: Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires. Mrs. Cohn is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International a public accounting firm in Argentina, and works in the audit area. Mrs. Cohn worked in the audit area in Harteneck, Lopez and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is a member of the Supervisory Committees of Cresud and IRSA, among others companies.

Silvia Cecilia De Feo: Mrs. De Feo obtained a degree in accounting from the University of Belgrano (Universidad de Belgrano). She is a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the Supervisory Committees of Shopping Alto Palermo, Inversora Bolivar, Baldovinos S.A. and IRSA.

Roberto Daniel Murmis: Mr. Murmis holds a degree in accounting from the University of Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L / Nexia International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the Supervisory Committee of Cresud, Futuros y Opciones S.A., Llao Llao Resorts S.A. and IRSA.

Alicia Rigueira: Mrs. Rigueira holds a degree in accounting from the University of Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados / Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the Facultad de Ciencias Económicas de la Universidad de Lomas de Zamora.

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

The following is a brief description of each of our managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a degree in business administration and carried out post-graduate studies in Finance at CEMA University (Universidad del CEMA -Centro de Estudios Macroeconómicos Argentinos-) and in the IAE (Universidad Austral). He formerly worked as a senior securities trader in Citibank N.A. Sucursal, Buenos Aires. He also held several management positions related to investment banking and capital markets at Banco Río de la Plata S.A. (BSCH) and was financial director of the Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial officer of IRSA and Cresud. He currently serves as a member of the board of directors of BrasilAgro—Companhia Brasileira de Propriedades Agrícolas and alternate director of Banco Hipotecario S.A.

Rolando Argenti. Mr Argenti obtained a degree in Political Sciences (MD), Master in Strategic Administration (“UADE”). He has over a 20 years experience in strategic marketing & sales. He formerly worked as vice-president of marketing & sales in Citibank for over 10 years, he was also Marketing Manager of American Express, and marketing manager of Mastercard/Argencard for Argentina & Uruguay, among other companies. He has also been university professor for more than 10 years.

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

During our annual ordinary shareholders meeting which was held October 29, 2010 the shareholders agreed to pay Ps. 21.8 million to the members of the board of directors for the fiscal year ended June 30, 2010.

The members of the executive committee did not receive compensation other than fees for their services as members of the board of directors.

Supervisory Committee

The shareholders’ meeting held on October 29, 2010, approved by majority vote not to pay any compensation to the Supervisory Committee.

Senior Management

During the fiscal year ended June 30, 2010 we paid an aggregate amount of approximately Ps. 3.6 million as compensation to our senior management.

Audit Committee

The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Compensation plan for executive management

We have a defined contribution plan covering our key managers in Argentina. The Plan became effective on 01/01/2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 0.4 million, Ps. 2.2 million and Ps. 1.4 million for the years ended June 30, 2010, June 30, 2009 and June 30, 2008, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

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

Compensation Committee

There is no compensation committee.

D. Employees

As of June 30, 2010, we had 1,493 employees, and as of June 30, 2009 we had 1,677 employees. Shopping Centers and Consumer Financing employees are represented by the Commerce Union and approximately 67% of total workers are under commerce collective labor agreements. Our company has not experienced a strike or significant work stoppage in the last ten years and believes that its relations with our employees are good.

Also, through a bidding process, we subcontract to third parties the construction of our development projects and the provision of security, maintenance and cleaning services for our shopping centers.

The following table shows the number of our employees as of the dates indicated:

	As of June 30,
	2006	2007	2008	2009	2010
Alto Palermo S.A.(1)	680	709	729	625	616
Shopping Alto Palermo S.A.	100	101	108	194	—
Emprendimiento Recoleta	42	40	45	42	39
Fibesa	26	27	26	21	28
Altocity.Com S.A.	49	3	5	—	—
Tarshop S.A. (6)	979	1,302	1,298	689	784
Mendoza Plaza Shopping S.A.(2).	69	64	65	—	—
Empalme S.A.I.C.F.A. y G. (3)	—	39	59	—	—
Panamerican Mall S.A. (4)	—	—	6	106	89
Arcos Gourmet S.A. (5)	—	—	—	—	2

Total	1,945	2,285	2,341	1,677	1,558

(1)	In December 2009, Shopping Alto Palermo S.A merger with us. In January 2010, we assign corporate employees to Cresud under the Share Corporate Service Agreement. For more information, please see “Related Party Transactions” in this annual report.
(2)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2005.
(3)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2006.
(4)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2008.
(5)	We acquired the 80% of the shares on November 27, 2009.
(6)	On September 13, 2010, we sold the 80% of Tarshop. See “Recent Developments”.

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our Directors, Senior Managers, members of the Supervisory Committee and members of the Audit Committee as of November 30, 2010.

		Share Ownership		Convertible Notes Ownership
Name	Position	Amount	Percentage	Amount
		(In thousands)		(In thousands)
Directors
Eduardo S. Elsztain(1)	Chairman	1,204,071	95.6%	31,738	(2)
Saúl Zang	Vice Chairman	—	—	—
Alejandro G. Elsztain	Executive Vice Chairman /Chief Executive Officer	1,307	0.1%	10
Daniel R. Elsztain	Director / Chief Comercial Officer	101	—	—
Abraham Perelman	Director	—	—	—
Fernando A. Elsztain	Director	—	—	—
Leonardo Fernández	Director	—	—	—
Enrique Antonini	Director	—	—	—
Gastón Armando Lernoud	Director	—	—	—
David A. Perednik	Director / Chief Administrative Officer	—	—	—

		Share Ownership		Convertible Notes Ownership
Name	Position	Amount	Percentage	Amount
Juan M. Quintana	Alternate Director	—	—	—
Pablo Daniel Vergara del Carril	Alternate Director	25	—	—
Marcos Oscar Barylka	Alternate Director	—	—	—
Salvador Darío Bergel	Alternate Director	—	—	—
Mauricio Wior	Alternate Director	—	—	—
Gabriel A.G. Reznik	Alternate Director	—	—	—

Senior Management
Gabriel Blasi	Chief Financial Officer	—	—	—
Rolando Argenti	Chief Commercial Officer	—	—	—

Supervisory Committee
José D. Abelovich	Member	—	—	—
Marcelo Héctor Fuxman	Member	—	—	—
Noemi Cohn	Member	—	—	—
Silvia Cecilia De Feo	Alternate Member	—	—	—
Roberto Daniel Murmis	Alternate Member	—	—	—
Alicia Rigueira	Alternate Member	—	—	—

(1)	Includes (i) 1,195,253,997 common shares beneficially owned by IRSA and (ii) 8,817,259 common shares owned by Cresud.
(2)	Beneficially owned through IRSA.

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

Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 97.13% of our common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 97.10% of our common stock.

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

A. Major Shareholders

Information about Major Shareholders

Share Ownership, as of November 30, 2010

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the Social Security National Agency and all our directors and officers as a group.

Shareholder(s)	Number of Shares	Percent (2)
IRSA(1)	1,195,253,997	94.9%
Directors and officers (3)	1,433,140	0.1%
Social Security National Agency (“ANSES”)	17,393,350	1.4%
Total	1,214,080,487	96.4%

(1)	The number of shares will increase to 2,174,829,978 assuming full conversion of the US$31.7 million Convertible Notes held by IRSA.
(2)	Figures may not sum due to rounding.
(3)	Includes only direct ownership of our directors and senior management.

Through its ownership of our common stock, IRSA currently has the voting control over us and has the power to direct or cause the direction of our management and policies.

IRSA is an argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s shares are listed and traded on the Bolsa de Comercio de Buenos Aires and the NYSE. Mr. Eduardo S. Elsztain, chairman of our board of directors, is the beneficial owner of 187,361,550 shares of Cresud representing 38.48% of its total share capital. Although Mr. Elsztain does not have a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over Cresud, he would be the beneficial owner of 57.60% of IRSA’s shares (includes (i) 292,811,013 common shares beneficially owned by Cresud, (ii) 39,855,739 common shares beneficially owned by Agrology S.A., (iii) 628,070 common shares beneficially owned by Consultores Assets Management S.A., and (iv) 1,850 common shares owned directly by Eduardo S. Elsztain). If Mr. Elsztain were considered the beneficial owner of IRSA due to his substantial influence over IRSA, he would be the beneficial owner of 97.50% of our shares assuming full conversion of its holding of Convertible Notes.

Changes in Share Ownership

Shareholder	Share Ownership as of November 30, 2010	Share Ownership as of June 30,
		2010	2009	2008	2007	2006
IRSA (1)	94.9%	63.3%	63.3%	63.35%	62.5%	61.6%
Parque Arauco	—	29.6%	29.6%	29.6%	29.6%	29.6%
Directors and officers	0.1%	0.2%	0.2%	0.2%	0.2%	0.0%
Argentine Pension Funds in the aggregate	1.4%	2.2%	0.2%	2.1%	2.0%	2.4%

(1)	IRSA share ownership is 97.13% assuming full conversion of its holding of Convertible Notes as of November 30, 2010.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of November 30, 2010, we had common shares 1,259,608,411 issued and outstanding of which 1,185,111,131 (or 94.09%) were held in Argentina. As of November 30, 2010, we had 1,862,357 ADS outstanding (representing 74,494,280 of our common shares, or 5.91% of all of our common shares). As of such date, we had four registered holders of our ADS in the United States.

On July 19, 2002 we issued US$50.0 million of Convertible Notes, which are convertible into shares of our common stock at a conversion ratio of US$ 0.324 principal amount of Convertible Notes per common share, as long as the exchange rate remains below Ps. 3.09 per each dollar. Our Convertible Notes mature on July 19, 2014 and are convertible during the period from August 28, 2002 to July 19, 2014. Of the US$50.0 million of Convertible Notes that we issued, our principal shareholder IRSA subscribed for US$31.7 million.

If all holders convert their Convertible Notes into common shares on July 19, 2014, our issued and outstanding  share capital would increase from 1,259,608,411 shares to 2,239,716,498 shares.

B. Related Party Transactions

Lease of our Headquarters

As of December 2003, we moved our headquarters to the 22nd floor and half of 23 rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We leased our headquarters and parking lot spaces from IRSA, pursuant to two lease agreements, the first one for our headquarters and ten parking lot spaces and the second one for our subsidiary Fibesa’s headquarters and another eight parking lot spaces. Both agreements had an initial duration of 60 months with an optional extension of 36 additional months. On November 1, 2008, the parties agreed the extension of these leases, and as a result the agreements will expire on October 31, 2011. For the first agreement we paid a monthly rent of US$ 5,958 for the 21 nd floor and US$ 2,979 for half of the 23 rd floor and for the second one US$ 23,234 and US$ 11,617 respectively, with the first two months free. In November of 2009, both floors were transferred to IRSA as a result of a reorganization agreement, pursuant to which Inversora Bolivar spun off partially its assets and merged with IRSA (the “Final Merger and Spin off Agreement”).

As of December 2005, we lease the entire 9th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement, with regard to our headquarters and eight parking lot spaces. This agreement has an initial duration of 46 months, effective from January 2005. We paid a monthly rent of US$ 5,386. The agreement ended on March 31st, 2008 and was not renewed.

In June 2009, we leased the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement related to such floor and to eight parking lot spaces. This agreement, effective from September 1st, 2008, until August 31, 2011, had duration of 36 months. We paid a monthly rent of US$ 7,745. In November 2009, the 24th floor was transferred to IRSA as a result of the execution of the Final Merger and Spin off Agreement.

As of October 2007, we leased the entire 4th floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as from October 2007, had an initial duration of 36 months and we paid a monthly rent of US$ 19,750. In November of 2009 the 4th floor was transferred to IRSA as a result of the execution of the Final Merger and Spin off Agreement.

As of January 2008, we leased one third of the 2nd floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as from March 2008, had an initial duration of 36 months. We paid a monthly rent of US$ 6,583 for the agreement. In November of 2009 the 2nd floor was transferred to IRSA as a result of the execution of the Final Merger and Spin off Agreement.

Lease of our Chairman’s offices

Our Chairman’s offices are located at Bolívar 108, City of Buenos Aires. We have leased them from

Isaac Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our Directors, and a number of his relatives. A lease agreement was signed among us, IRSA, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease has a term of 120 months and monthly rent of Ps 9,500. We, IRSA and Cresud each pay one-third of such rent in an amount of Ps. 3,167 each.

Agreement for the Exchange of Corporate Services with Cresud and IRSA

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

In this regard, on June 30, 2004, we, Cresud and IRSA (hereinafter, the “Parties”) entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, and November 27, 2009.

The agreement for the exchange of corporate services among IRSA, Cresud and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, management and control, systems and technology, insurance, errands running service, contracts, technical, infrastructure and services, purchases, architecture and design and development and works department, internal audit, real estate, hotels and tourism and risks and processes.

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

Under said agreement the companies have entrusted to an external consultant the review and evaluation, on a semiannual basis, of the criteria applied in the corporate service settlement process and of the distribution bases and supporting documentation used in such process, through the issuance of a semiannual report.

On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase in Cresud’s equity interest in us. Our board of directors has deemed it convenient and advisable for this simplification to transfer the employment agreements of IRSA’s and our corporate employees to Cresud. Effective January 1, 2010, the labor costs of those employees will be transferred to Cresud’s payroll, and they will render services to us and IRSA, which services will continue to be distributed in accordance with the terms of the agreement for the exchange of corporate services entered into with Cresud and IRSA.

In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by us with Cresud and IRSA.

In spite of the above, the Company, Cresud and IRSA continue to be independent as concerns the adoption of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Mr. Abraham Perelman is in charge of its operation and implementation, in his capacity as individual responsible person on behalf of our and member of the Audit Committee.

The Agreement for the exchange of Corporate Service was filed with the SEC in a report on Form 6-K dated July 1, 2004 and amendments to this agreement were filed in reports on Form 6-K dated September 19, 2007, the Second Agreement for Shared Corporate Services was filed on Form 6-K dated August 19, 2008, the

Third Agreement was filed on Form 6-K dated December 15, 2009 and the Addendum to Corporate Services Master Agreement, was filed on Form 6-K dated March 17, 2010.

See Exhibit 4.5 and 19.II.c) to our Audited Consolidated Financial Statements contained elsewhere in this annual report.

Sale of Tarshop to Banco Hipotecario

On December 29, 2009, we entered into a stock purchase agreement with IRSA’s affiliate Banco Hipotecario pursuant to which we agreed to sell 80% of Tarshop’s capital stock to Banco Hipotecario. On September 13, 2010, the transaction was closed. Immediately after the sale an equity interest in Tarshop was 20% of its capital stock.

In accordance with the regulations of the Comisión Nacional de Valores and other applicable law, Alto Palermo’s audit committee was required to render an opinion as to whether the terms and conditions of this transaction could reasonably be considered to be arm’s length. Based on an independent valuation of the market value of Tarshop total share capital by an independent financial advisory firm, Alto Palermo’s audit committee concluded that the value agreed between Alto Palermo and Banco Hipotecario was consistent with a value that could be agreed upon in the market between independent parties. On August 30, 2010, the Central Bank gave notice to Banco Hipotecario of the transaction’s approval. As of the date of this annual report, closing of the transaction had been made, following the satisfaction of the obligations undertaken.

For more information please see “Significant acquisitions, dispositions and development of businesses” and “Recent Developments”.

Loans from our Major Shareholders

As of June 30, 2010 IRSA and Parque Arauco owned US$ 31.7 million and US$15.5 million, respectively, of our Convertible Notes.

As of June 30, 2010, IRSA owned 63.35% of our common shares. Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 83.73% of our common shares. In case that all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.86% of our common stock.

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

On October 7, 2010, the holders of the Convertible Notes exercised the conversion right, issuing 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retiring Convertible Notes for a nominal value for US$ 15.5 million. As a result of the conversion, the number of our issued and outstanding shares increased from 782,064,214 to 1,259,608,411.

Exercise of purchase option to acquire Parque Arauco S.A.’s direct and indirect interest in Alto Palermo

On October 15, 2010, IRSA acquired Parque Arauco S.A.’s direct and indirect stake in Alto Palermo S.A. The purchase price was US$ 126 million, which was paid in full as of October 15, 2010. According to the option granted on January 13, 2010, the dividends corresponding to the fiscal year closed on June 30, 2010 were deducted from the acquisition price. As a consequence of this transaction, IRSA increased its equity interest in Alto Palermo from 63.35% to 94.9% of its capital stock.

Purchase of Shares in Alto Palermo

After the closing date of the fiscal year ended June 30, 2010 and as of the date of this annual report, IRSA purchased 38,400 shares issued by Alto Palermo for an average price per share of US$ 0.1350 and for an aggregate amount of US$ 0.005 million.

Purchase and Sale of Alto Palermo’s Series I Notes by IRSA.

During the fiscal year ended on June 30, 2009, IRSA acquired US$39.6 million nominal value Series I fixed-rate Alto Palermo’s notes due June 2017 issued under our global note program. The average weighted price was US$ 0.4628, totaling US$ 19.3 million. On October 12, 2010, IRSA reported that it has sold in the over the counter market the Series I fixed-rate Alto Palermo’s notes due 2017, for a nominal value of US$ 39.6 million. As a result of the referred sale, IRSA obtained a total income of US$ 38.1 million.

Purchase of Alto Palermo’s Series II Notes by IRSA.

During the fiscal year ended on June 30, 2009, IRSA acquired US$ 15.1 million nominal value Series II fixed-rate Alto Palermo’s Notes due June 2012 (Argentine Peso-Linked Note) under this Program. The average weighted price was US$ 0.5447, totaling US$ 8.2 million.

Purchase of Alto Palermo’s Series I Notes by Cresud.

During the fiscal year ended on June 30, 2009, Cresud acquired US$ 5.0 million nominal value Series I fixed-rate Alto Palermo’s Notes due June 2017 under this Program. The average weighted price was US$ 0.3800, totaling US$ 1.9 million.

Grant of guarantee as security for Tarshop’s obligations

On May 13, 2009 we furnished a guarantee in favor of Banco Itaú Argentina S.A. as security for the payment of the obligations of Tarshop related to the creation of a new Financial Trust with such bank entity. The guarantee was furnished in an amount equal to up to 10% of the nominal value of the Trust Bonds (Valores de Deuda Fiduciarios, or “Trust Bonds”) to be underwritten by Banco Itaú. The maximum aggregate amount of this guarantee is Ps. 5.0 million and shall remain in effect until the actual repayment of the Trust Bonds. In addition, it was resolved that we should assume the commitment to act as Substitute Manager in the event Tarshop were removed from its office as Manager under the Trust Agreement.

Derivative Financial Instruments

On June 24 and 30, 2009, we entered into two derivative transactions with Cresud for the amount of US$ 4.5 million each. Both transactions expired on December 31, 2009.

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

During the fiscal years ended June 30, 2009 and 2008 we gave to Fundación IRSA Ps. 1.2 million and Ps. 0.2 million, respectively. For the year ended June 30, 2010, we did not make donations to Fundación IRSA.

Legal Services

During the years ended June 30, 2010, 2009 and 2008, we and our subsidiaries paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 2.0 million, Ps. 2.5 million and Ps. 1.0 million, respectively as payment for legal services. Our Vice-Chairman Saúl Zang; our alternate directors Juan M. Quintana, Salvador D. Bergel, and Pablo D. Vergara del Carril; are members of the law firm Zang, Bergel  & Viñes.

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

The Agreement put an end to the lawsuit of Shopping Neuquén against the City Hall of Neuquén before the High Court of Neuquén, in which the only pending issue was the determination of the City Hall attorneys’ that are to be borne by of Shopping Neuquén.

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

On June 12, 2009 a new agreement with the City Hall of Neuquén was signed which requires Shopping Neuquén to submit the plans of the new road project (with the agreed inclusions to the project) and the amendments to the general project.

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

On January 18, 2010, the City Hall of Neuquén requested changes to the plans filed, granting a 30-day term to file the necessary amendments. Shopping Neuquén submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket), it obtained the authorizations to start such works and on July 5, 2010, construction began.

The first work stage should be completed at a maximum of 22 month from beginning construction. In the case of failing to comply the conditions established in the agreement, the City Hall of Neuquén is entitled to terminate the agreement and may request the return of Shopping Neuquén’s acquired to the City Hall of Neuquén, among other actions.

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which the pending fees to be borne by Shopping Neuquén were established. Such decision is not final and Shopping Neuquén has appealed it through the filing of an explanatory appeal on November 12, 2010, an appeal for annulment on November 17, 2010, and an extraordinary appeal on November 24, 2010.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos or AFIP filed a preliminary injunction with the Federal Court for Administrative Proceedings against Alto Palermo for an aggregate amount of Ps.3.7 million, plus an added amount, estimated at Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the plot of land located in Caballito neighborhood, City of Buenos Aires, where Alto Palermo is planning to develop a shopping center.

On January 22, 2008, we requested to the Antitrust Authority’s clearance for the transfer of the Soleil

Factory shopping center. On July 1, 2010 we executed the final documents of the transaction and received possession of the property, Subsequently to the aforementioned, we made a new request to the Antitrust Authority; the Antitrust Authority decided to consolidate the new request with the previous file. As of the date of this annual report, the Antitrust Authority has not reached a decision.

On December 3, 2009, we filed a request for the Antitrust Authority´s opinion regarding our acquisition of shares of Arcos del Gourmet. The Antitrust Authority advised the parties that the transaction has to be notified. On December 16, 2011 the transaction was filed with the Antitrust Authority. As of the date of this annual report the Antitrust Authority has not granted such approval

On September 21, 2010 we have notified the Antitrust Authority of the sale of Tarshop shares to Banco Hipotecario. As of the date of this annual report the Antitrust Authority has not reached to a decision in regard of the approval of the abovementioned transaction.

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

The board of directors’ proposal for the distribution of an early cash dividend amounting to Ps. 113 million, of which the shareholders collected Ps. 0.08971042033 (Argentine Peso) per share, was approved during the annual shareholders’ meeting, held on October 29, 2010. The payment was made on October 15, 2010.

The table below presents the dividend payment ratio and the total amount of dividends paid, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in nominal Pesos as of their respective payment date.

Year declared	Cash dividends	Stock dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
2004	17,895,663	—	0.0229
2005	29,000,000	—	0.0371
2006	47,000,000	—	0.0601
2007	55,721,393	—	0.0712
2008	60,237,864	—	0.0770
2009	56,000,000	—	0.0716
2010	113,000,000	—	0,0897

B. Significant changes

Acquisition of TGLT Shares: On November 4, 2010, we acquired the amount of 5,214,662 registred non-endorsable common shares of TGLT for a total consideration of Ps.47.1 million.

Exercise of purchase option for acquiring Parque Arauco S.A.’s direct and indirect interest in us: On October 15 2010, IRSA executed its option to acquire Parque Arauco S.A.’s direct and indirect stake in the Company. The purchase price was US$ 126 million, of which US$ 6 million was paid by IRSA at the time the option was granted. According to the terms of the option granted on January 13, 2010, the dividends corresponding to the fiscal year ended on June 30, 2010 were deducted from the puchase price. As a consequence of this transaction, IRSA increased its equity interest in Alto Palermo from 63.35% to 94.9% of its capital stock.

Sale of Beruti Plot to TGLT: On October 13, 2010, we executed a sale and purchase agreement with TGLT in order to transfer the property we own, located at Beruti 3351/3359, between Bulnes Street and Coronel Diaz Avenue in the City of Buenos Aires. In such property TGLT intends to build an apartment building with both residential and commercial parking spaces. The transaction was agreed upon at a purchase price of US$ 18.8 millions. As a consideration TGLT has to transfer us: (i) a number of residential units to be determined, representing 17.33% of the total square meters of the residential units to be constructed in the building; (ii) a number of residential parking spaces to be determined representing 15.82% of the total square meters of residential parking spaces to be constructed in the building; (iii) all of the commercial parking spaces to be constructed in the building; and (iv) the amount of US$ 10,700,000 to be paid simultaneously with the signing of the deed of the property in favor of TGLT.

On October 29, 2010, TGLT completed the initial public offering of its shares on the Bolsa de Comercio de Buenos Aires, thus complying with the condition to which the operation was subject.

On November 5, 2010, TGLT advanced payment of US$ 10.7 million. On December 16, 2010, it was executed the title deed to the Beruti plot of land.

Conversion of Alto Palermo´s Convertible Notes: On October 7, 2010, we reported that two holders of our Convertible Notes exercised their conversion rights. Hence, we issued 477,544,197 common shares, with nominal value of Ps. 0.1 each, and cancel Convertible Notes for an amount of US$ 15,472,432.

As a result of the conversion, our capital stock increased from Ps. 78,206,421.4 to Ps. 125,960,841.1 and the number of outstanding shares increased from 782,064,214 to 1,259,608,411. On the other hand, the amount of Convertible Notes outstanding is US$ 31,755,502.

Payment of early dividend: On October 7, 2010, our board of directors approved the distribution of an early dividend in cash for an amount of Ps. 113 million or Ps. 0,08971042033 per share (Ps. 3,588416813 per ADR) and was paid in Argentina on October 15th, 2010.

Sale of Tarshop: On August 30, 2010, the Central Bank approved our sale of 80% of Tarshop’s capital stock to Banco Hipotecario. As a result, on September 13, 2010, we transferred 107,037,152 common shares of Tarshop to Banco Hipotecario. The total purchase price paid was U$S 26.8 million. Inmediately after the sale, our interest in Tarshop was 20% of its capital stock.

Paraná Plot: On August 12, 2010 we executed a preliminary purchase agreement in order to acquire a plot of land in Paraná, Entre Ríos. The purchase price was US$ 0.5 million, payable as follows: i) US$ 0.05 million were paid as advance payment on July 14, 2009; ii) US$ 0.1 million were paid upon execution of the preliminary purchase agreement; and iii) US$ 0.35 million will be paid upon execution of the title deed of conveyance of property.

Acquisition of “Soleil Factory” Shopping Center: On July 1, 2010, we executed together with INCSA the final instrument for the partial transfer of business whereby INCSA transferred the business of the shopping center that does business under the name “Soleil Factory”. The business mainly includes a building, other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters.

The transaction was filed with the Argentine Antitrust Authority, which has not rendered a decision yet.

San Miguel de Tucumán Plot: On March 15, 2010, we executed an offer to purchase, build and operate a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The transaction was subject to certain conditions precedent that were fulfilled on July 1, 2010 as a result of the execution of the final instrument for the partial transfer of business with INCSA.

Start of Works in Shopping Neuquén S.A.: Shopping Neuquén S.A. filed the work plans for the first stage of the project (which includes the construction of a shopping center and a hypermarket), obtained the consents required for commencing works, and on July 5, 2010, within the 90-calendar day term required, it started the works committed.

The first stage of the project must be completed within 22 months as from the date of commencement of the works. In case of a default of the conditions set forth in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and take such actions as deemed necessary in such regard, including, inter alia, request reimbursement of the parcels of Shopping Neuquén sold by the Municipality of Neuquén.

ITEM 9.	The Offer and Listing

A. The offer and listing details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Bolsa de Comercio de Buenos Aires and our ADS are listed on the NASDAQ National Market.

As of November 30, 2010, our authorized capital stock consists of 1,259,608,411 shares of common stock, Ps. 0.1 face value per share. In addition, we have issued US$ 50.0 million of Convertible Notes. The Convertible Notes mature on July 19, 2014, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. Dollar is the lesser amount of 3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

In the event that all the bondholders were to convert their Convertible Notes, our share capital would increase from 1,259,608,411 shares as of November 30, 2010 to approximately 2,239,716,498 shares.

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

	Bolsa de Comercio de Buenos Aires Ps. per Share		NASDAQ US$ per ADS
	High	Low	High	Low
Fiscal Year 2006
1st Quarter	0.697	0.618	8.53	6.95
2nd Quarter	0.672	0.539	8.33	7.02
3rd Quarter	0.742	0.667	9.14	7.08
4th Quarter	0.946	0.781	11.94	8.91
Annual	0.946	0.539	11.94	6.95

Fiscal Year 2007
1st Quarter	1.125	0.886	13.90	11.49
2nd Quarter	1.622	0.995	20.90	12.63
3rd Quarter	1.582	1.344	20.56	15.21
4th Quarter	1.630	1.000	22.00	13.30
Annual	1.630	0.671	22.00	7.46

Fiscal Year 2008
1st Quarter	0.686	0.552	21.65	16.01
2nd Quarter	0.701	0.616	19.50	15.40
3rd Quarter	0.705	0.625	16.30	11.00
4th Quarter	0.680	0.545	17.00	11.90
Annual	1.590	1.050	21.65	11.00

Fiscal Year 2009
1st Quarter	1.070	0.900	14.00	10.50
2nd Quarter	0.850	0.450	11.99	3.96
3rd Quarter	0.485	0.400	5.98	2.99
4th Quarter	0.540	0.440	5.95	4.10
Annual	1.070	0.400	14.00	2.99

Fiscal Year 2010
1st Quarter	0.630	0.425	7.10	5.30

	Bolsa de Comercio de Buenos Aires Ps. per Share		NASDAQ US$ per ADS
	High	Low	High	Low
2nd Quarter	1.040	0.625	10.49	6.65
3rd Quarter	0.990	0.850	10.83	8.31
4th Quarter	0.970	0.900	11.00	8.50
Annual	1.040	0.425	11.00	5.30

July 2010	0.900	0.850	9.15	8.50
August 2010	0.965	0.900	9.50	8.76
September 2010	0.970	0.920	10.94	9.00
October 2010	1.075	0.970	12.40	10.02
November 2010	1.650	1.090	18.00	11.13
As of December 15,2010	1.600	1.500	16.11	14.65

                Source: Bloomberg

Due to the aggregate ownership of approximately 92.9% as of June 30, 2010 by our two principal shareholders, the liquidity of our shares is restricted and may cause our stock not to be traded daily.

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

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking financial institutions, and mutual funds.

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of December 31,		As of June 30,
	2008	2009	2009	2010
Market capitalization (Ps.billion)	1,233.63	2,184.94	1,751.13	1,607.88
Average daily trading volume (Ps.million)	82.88	43.77	39.97	45.59
Number of listed companies	112	106	110	105

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2010, approximately 105 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2010, approximately 7,50% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 13% increase in 1995, a 25% increase in 1996, a 6% increase in 1997, a 37% decrease in 1998, a 28% increase in 1999, a 24% decrease in 2000, a 29% decrease in 2001, a 77% increase in 2002, a 104% increase in 2003, a 28% increase in 2004, a 13% increase in 2005, a 34% increase in 2006, a 2.93% increase in 2007, a 0.59% increase in 2008, 102,98 % increase in 2009 and a 8,36 % decrease for the six month period ended June 30, 2010. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

D. Exchange Controls

Foreign Currency Regulation

All transactions involving the purchase of foreign currency must be settled through the free exchange market where the Central Bank supervises the purchase and sale of foreign currency. Under Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 3471, as amended, the Central Bank established some restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

Outflow and Inflow of Capital

Inflow of capital

Under Argentine Foreign Investment Law No. 21,382, as amended, and the wording restated under Decree No. 1853/1993, the purchase of stock of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine “foreign capital” company (as defined under the Foreign Investment Law) represents a foreign investment.

Under Decree No. 616/2005, as amended, the Argentine government imposed some restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market, including that inflowing new indebtedness and debt renewals by persons domiciled abroad must be agreed and cancelled within periods not shorter than 365 calendar days, irrespective of the method of payment. Additionally, such debt may not be prepaid before the lapse of such period. Such restrictions do not apply to (i) foreign trade financing or (ii) primary public offering of debt instruments issued under the public offering procedure and listed on a self-regulated market.

A registered, non-transferable and non-interest bearing deposit must be kept in Argentina for a period of 365 calendar days, in an amount equal to 30% of any inflow of funds into the domestic exchange market arising from (i) foreign debt; and (ii) offers involving shares issued by companies domiciled in Argentina that are not listed on self-regulated markets, except for direct investments and other transactions that may result in the inflow of foreign currency, or in indebtedness of a resident towards a non-resident. However, primary debt offerings by means of public offerings which are listed on a self-regulated market are exempted from such requirements.

Communication “A” 4901, dated February 5, 2009, exempts from the obligation to keep such mandatory deposit in the case of inflows into the exchange market made by nonresidents, when the Pesos resulting from the settlement of the foreign currency are applied within the following ten business days to any of the purposes set forth by the classification of current transactions in international accounts, namely: a) discharge of advance payments or liabilities for income and personal asset taxes payable by individuals who are regarded as residents from a tax standpoint; b) payment by nonresidents of contributions to the social security system or payments to employee-owned or prepaid healthcare systems; c) payment of other taxes which, given their nature, are borne by nonresidents in their capacity as taxpayers, and always provided that such payment does not entitle the nonresident to claims vis-à-vis the tax authorities or third parties; and d) other rates and services supplied by residents. In addition, such exemption on mandatory deposits, subject to certain additional requirements, is also applicable to funds remitted from abroad by nonresident companies on behalf of employees from international corporate groups who are temporarily abroad, to local companies responsible for the settlement of taxes and for making the relevant payments.

Outflow of capital, including the availability of cash or cash equivalents

Below are the most relevant regulations regarding outflow of capital.

•	Individuals and legal entities domiciled in Argentina are authorized to purchase up to US$2,000,000 per month and freely transfer said funds abroad. Such amount may be exceeded

(i) if the amount paid in Argentine Pesos for certain purposes (offshore real estate investments, loans to non-residents, direct investments, contributions made by residents abroad, offshore portfolio investments, other investments made abroad by residents, purchase of foreign currency and traveler checks in Argentina, purchases of foreign currency made by mutual investment funds, donations, etc.) does not exceed the total amount of export duties paid plus three times the amount paid for certain taxes (bank debit and credit tax) during the month that is two months prior to the date of purchase of such foreign currency; and (ii) in case the funds are purchased to make portfolio investments abroad in addition to the maximum amounts mentioned above, provided that the investments and their income are used between 360 days following access to the exchange market to repay principal and interest of financial debts abroad under securities issued abroad, syndicated financial loans abroad, financial loans granted by foreign banks, and other direct debts or debts secured by official credit institutions from abroad and provided that the conditions set forth in Communication “A” 4570 of the Central Bank are met. The Central Bank has issued certain regulations whereby it has authorized the access to the single free exchange market for purposes of buying foreign currency in excess of the limits referred to above, provided that the funds are used for certain specific purposes (See Communication “A” 4822, as amended by Communication “A” 4896);

•

The sale of foreign currency to persons domiciled abroad exceeding US$5,000 must also be previously authorized by the Central Bank, unless the amounts used to purchase foreign currency (i) derive from payments to nonresidents made by residents ordering the transfer; and (ii) payment is made in connection with imports, services, income or other kind of commercial transfer whereby the resident had to resort to the exchange market pursuant to the regulations applicable to the referred payment;

•

Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Central Bank and which have restructured their debt with foreign creditors (Decree No. 739/2003 and Communication “A” 3940 of the Central Bank);

•

Nonresidents may have access to the exchange market for purposes of transferring funds to foreign currency denominated accounts held with foreign banks that have been collected in Argentina when such funds derive from repayments of principal amounts of Argentine government securities issued in foreign currency; and

•

As of January 8, 2003, Argentine companies may freely transfer corporate income and dividends related to the audited financial statements of domestic companies without being required to obtain the prior authorization of the Central Bank, and transfers of funds abroad to pay reinsurance premiums shall be subject only to the issue of an opinion by the Argentine Insurance Commissioner on the amount and reasons for such transfer.

Requirements related to Direct Investments

On March 4, 2005, the Central Bank issued Communication “A” 4305 that contains the requirements about the information to be furnished on direct investments and real property investments made by nonresidents in Argentina and by residents abroad, that was implemented under Communication “A” 4237 in November 2004.

Direct Investments in Argentina made by nonresidents

People domiciled abroad must meet the reporting requirements if the amount of the investment in Argentina reaches or exceeds US$0.5 million—measured in terms of the net value of the company where they hold an interest or the tax value of the property purchased. If no such amounts are reached, the reporting system is optional.

Under Communication “A” 4237 of the Central Bank, those reporting requirements must be met by companies in which nonresidents or managers of real property belonging to nonresidents have interests.

Direct investments made outside Argentina by Argentine residents

Argentine investors are required to meet the reporting requirements if the value of their investments abroad reaches or exceeds the equivalent to US$1.0 million, measured in terms of the net value of the company where they hold an interest or the tax value of the real property they own.

If the value of such investment abroad does not exceed the equivalent to US$5.0 million, the report must not be made half-annually, but annually instead. If the investments do not reach the equivalent to US$1.0 million, fulfillment of reporting requirements is optional.

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

On May 8, 2005, the Comisión Nacional de Valores enacted Resolution No. 554, as amended, which establishes that broker-dealers and other intermediaries that are subject to its supervision can only take part in securities transactions if they are ordered or executed by parties that are registered or domiciled in jurisdictions that are not included in the list of tax heavens included in Decree No 1344/98. Furthermore, the Resolution provides that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the Comisión Nacional de Valores, are allowed only if such agency has signed a memorandum of mutual understanding with the Comisión Nacional de Valores. Regarding the listed companies under the supervision of the Comisión Nacional de Valores, the Resolution No. 554 states that they shall identified any entity or individual (whether or not a shareholder at that time), that makes a capital contribution or a significant loan, and accomplished with the same obligations established in the previous paragraph for the brokers-dealers and other intermediaries.

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

E. Taxation

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the shares or ADSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

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

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary (the “Depositary”) to us and assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms.

IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF SHARES OR ADSs YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

As used herein, the term “U.S. Holder” means a beneficial owner of shares, or ADSs that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate or the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisors.

ADSs

In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying shares that are represented by the ADSs. Accordingly, deposits or withdrawals of shares by U.S. Holders for ADSs will not be subject to United States federal income tax.

Distributions on Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of distributions on the shares or ADSs, (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes, if any) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ National Market), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you have held ADSs or shares for less than specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares.

The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution (including amounts withheld to reflect Argentine withholding taxes, if any) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Passive Foreign Investment Company Rules

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2010, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

If we are a PFIC for any taxable year during which you hold our shares or ADSs and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the common shares of the lower tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us before January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs are listed on the NASDAQ National Market, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the shares are listed on the NASDAQ National Market. The shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or shares would also need to be regularly traded on such exchanges in order for the ADSs or shares to be potentially eligible for the mark-to-market election.

If we are a PFIC in any taxable year in which you hold our shares or ADSs, but you do not make a mark-to-market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark-to-market election in your particular situation.

If you make an effective mark-to-market election, you will include in income each year that we are a PFIC as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted tax basis in the shares or ADSs and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of such shares or ADSs over their fair market value at the end of each such taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the shares or ADSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs are no longer regularly traded on a qualified securities exchange or the Internal Revenue Service consents to the revocation of the election. Under proposed Treasury regulations, mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

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

Information Reporting and Backup Withholding

In general, information-reporting requirements will apply to distributions on shares or ADSs and to the proceeds of sale of a share or ADS paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the Internal Revenue Service.

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

Our shareholders approved the absorption of personal asset tax by the Company for the years 2002 to 2010. There can be no assurance that in the future this tax will be absorbed by the Company.

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

Stamp Tax

The stamp tax is a local tax that is generally levied on the formalization of onerous transactions executed within a certain provincial jurisdiction or outside a certain provincial jurisdiction but with effects in such jurisdiction; therefore, the rules of the relevant provincial jurisdiction should be considered for the issuance of instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the shares or ADSs, executed in those jurisdictions, or with effects in those jurisdictions.

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of shares which public offering is authorized by Comisión Nacional de Valores is exempt from this tax.

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

Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee. Notwithstanding the foregoing, Law No. 14.044 of Buenos Aires Province, issued on September 23, 2009 and published in the Official Gazette on October 16, 2009, imposes an estate and gift tax on a legatee or donee domiciled in Buenos Aires Province or over rights and goods located in this jurisdiction. This tax is applicable since January 1, 2010 and has not been regulated by any fiscal authority yet.

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

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any institution. Our investment portfolio primarily consists of money market, mutual funds and short term deposits. As of June 30, 2010 we had current investments of Ps. 162.4 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term, medium-term and long-term debt used to maintain liquidity and funding for our business operations.

Our medium and long term debts are the following:

•	Convertible Note;

•	Series I and Series II notes.

As of June 30, 2010 the fair market value in pesos equivalent of Convertible Note was Ps. 1,261.8 million. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end. Because of conversion condition is deep in the money Convertible Note fair value is almost not sensitive to interest rate movements.

On May 11, 2007, Alto Palermo issued two new series of notes in an aggregate principal amount of US$170 million. Series I consists of US$120 million of notes due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year, commencing on November 11, 2007. The Series I notes mature in a single installment on May 11, 2017. As of June 30, 2010 the fair market value in pesos equivalent of Series I was Ps. 434.4 million (includes accrued interest).

As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 4.7% in Series I fair market value.

Also, rise of 1% in the Pesos / dollars exchange rate would imply a Ps. 4.7 million change in the Peso equivalent of our debt face value and increases our interest expenses in Ps. 0.4 million annually.

Series II consists of Ps.154 million (equivalent to US$50 million) of notes which mature in seven, equal and consecutive semi-annual installments commencing on June 11, 2009, and which accrue interest at 11% per annum, payable on June 11 and December 11 of each year commencing on December 11, 2007. As of June 30, 2009 the fair market value of Series II was Ps. 79.6 million (includes accrued interest).

As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate levels would imply a decrease of 0.7% in Series II fair market value.

Our current debt expenses are not sensitive to changes in the general level of interest rates because they are determinated by fixed interest rates.

For our debt obligations, the following table presents principal cash flows and related weighted average interest rates by expected maturity dates.

	As of June 30, 2010 Expected contractual maturity date (10)
Significant liabilities	FY2011	FY2012	FY2013	FY2014	FY2015	Thereafter	Total	Fair Value (9)	Average Interest Rate
	(U.S.$ Equivalent in millions) (8)
Fixed rate debt (US$) :
Principal payment and accrued interest(2)	2.1			47.2			49.3	321.0	10%
Principal payment and accrued interest(3) (8)	1.3					120.0	121.3	110.5	7.88%
Principal payment and accrued interest (4)	6.6						6.6	6.6	6.75%
Principal payment and accrued interest (5)	0.03						0.03	0.03
Fixed rate debt (Ps.)(1):
Principal payment and accrued interest(6)(8)	11.4	11.2					22.6	20.3	11%
Variable rate debt (Ps.)(1):
Principal payment and accrued interest(7)	14.4						14.4	14.4	12.75%
Principal payment and accrued interest (5)	12.4						12.4	12.4

(1)	Pesos-denominated loans were converted to Dollars at an exchange rate of Ps.3.931 per U.S. Dollar.
(2)	Corresponds to convertible notes.
(3)	Corresponds to the series I notes due 2017. Debt issuance cost not included.
(4)	Corresponds to the series IV notes due 2011.
(5)	Corresponds to short term bank loans.
(6)	Corresponds to the series II notes due 2012.
(7)	Corresponds to the series III notes due 2011.
(8)	Repurchased notes have not been deducted.
(9)	Includes accrued interest.
(10)	Seller financing not included.

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

Historically, volatility has been caused by currency devaluation, among other factors. Most of these factors have occurred at various times in the last two decades in Argentina.

Both Convertible Notes (due 2014) and series I Note due 2017 are denominated in US Dollars. Currently all of our revenues are derived from our operations in Argentina and foreign exchange volatility will probably affect our Peso-denominated revenues, making it more burdensome for us to pay our U.S. Dollar-denominated debt.

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

Due to the fact that our income stream is basically in pesos our exposure to foreign exchange risk is derived from our liabilities. As of June 30, 2010, a portion equivalent to 78.2% of our financial indebtedness was denominated in US Dollars.

On the basis of our balance sheet as of June 30, 2010, we estimate that any variation in the exchange rate above or below Ps 0.10 against the US Dollar might bring about a variation in the region of Ps. 17.7 million in our consolidated financial indebtedness.

ITEM 12.	Description of Securities Other than Equity Securities

A. Debt Securities

This item is not applicable

B. Warrants and Rights

This item is not applicable

C. Other Securities

This item is not applicable

D. American Depositary Shares

The Bank of New York Mellon, as depositary for the ADSs (the “Depositary”) collects its fees for delivery directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The depositary also collects taxes and governmental charges from the holders of ADSs. The depositary collects these fees and charges by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees (after attempting by reasonable means to notify the holder prior to such sale).

The Depositary has agreed to reimburse or pay on behalf of the Company, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2010 for an amount of US$53,500.

The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

The Company agrees to pay the fees, reasonable expenses and out-of-pocket charges of the depositary and those of any registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The Depositary shall present its statement for such charges and expenses to the Company once every three months. The charges and expenses of the custodian are for the sole account of the Depositary.

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of US$5.00 or less per 100 ADS (or portion), (6) a fee of US$0.02 or less per ADS (or portion) for any cash distribution made pursuant to the deposit agreement including, but not limited to, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

ITEM 15.	Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2010. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2010.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2010, our internal control over the financial reporting was effective.

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

C. Principal Accountant Fees and Services.

Audit Fees

During fiscal years ended June 30, 2010 and 2009, we were billed for a total amount of Ps. 1.9 million and Ps. 2.6 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During fiscal years ended June 30, 2009 and 2008, we were billed for a total amount of Ps. 0.4 million and Ps. 0.01 million, respectively, for professional services rendered by our principal accountants related to the performance of the audit or review of our financial statements, not included in the Audit Fees category, such as internal control reviews. During fiscal year ended June 30, 2010 we were not billed for this item.

Tax Fees

During both fiscal years ended June 30, 2009 and 2008, we were billed for a total amount of Ps. 0.03 million and Ps. 0.07 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning. During fiscal year ended June 30, 2010 we were not billed for this item.

All Other Fees

During fiscal year ended June 30, 2010 and 2009, we were billed for a total amount of Ps. 0.07 million and Ps.0.01 million for other professional services rendered by our principal accountants.

D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2008, 2009 and 2010.

F. Change in Registrant´s Certifying Account.

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

NASDAQ Standards for U.S. companies	Alto Palermo’s Corporate Practices
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

Rule 5605(b)(1) - Majority of Independent Directors.	In lieu of the requirements of Rule 4605(b)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as us must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores.

Rule 5605(b)(2) - Executive Sessions of the Board of Directors.	In lieu of the requirements of Rule 5605(b)(2),we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the Board of Directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics) which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its by-laws.

Rule 5605(d)(B) - Compensation of Officers.	In lieu of the requirements of Rule 5605(d)(B), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for our directors or managers.

Rule 5605(e) - Nomination of Directors.	In lieu of the requirements of Rule 5605(e), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

Rule 5605(c)(1) - Audit Committee Charter.	In lieu of the requirements of Rule 5605(c)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee’s charter.

Rule 5605(c)(2) - Audit Committee Composition.	Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, hawse have a three member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, Although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named designated a financial expert in accordance with the relevant SEC rules on the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience. In addition, hawse have a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our

NASDAQ Standards for U.S. companies	Alto Palermo’s Corporate Practices
board of directors and the conformity of such actions with our by-laws.

Rule 5620(c) - Quorum.	In lieu of the requirements of Rule 4350(f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote.

Rule 5620(b) - Solicitation of Proxies.	In lieu of the requirements of Rule 5620(b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the Comisión fiscalizadora, manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 5630(s) - Conflicts of Interest	In lieu of the requirements of Rule 5630(a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps. 300,000). Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

PART III

ITEM 17.	Financial Statements

Our Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-95.

ITEM 19.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

2.1*	Form of Deposit Agreement among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP

2.4*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of the Company’s 14.875% Notes due 2005.

2.5****	Indenture dated May 11, 2007, between the Company as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

4.1**	Agreement for the exchange of Corporate Service between the Company, IRSA and Cresud dated June 30, 2004.

4.2****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between the Company, IRSA and Cresud dated August 23, 2007

4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

4.5	English translation of the Amendment to the Agreement for the exchange of Corporate Service between the Company, IRSA and Cresud, dated March 12, 2010.

8.1	List of Subsidiaries

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982)
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File No. 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 30, 2008.
******	Incorporated here in by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALTO PALERMO S.A. (APSA)

/s/ ALEJANDRO G. ELSZTAIN
Alejandro G. Elsztain
Chief Executive Officer

Date: December 30, 2010

Alto Palermo S.A. (APSA)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Alto Palermo S.A. (APSA)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries (the “Company”) at June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
Norberto Fabián Montero

Buenos Aires, Argentina

December 30, 2010

Alto Palermo S.A. (APSA)

Consolidated Balance Sheets

as of June 30, 2010 and 2009

(In thousands of Argentine Pesos, except as otherwise indicated)

	2010		2009
ASSETS
Current Assets
Cash and banks (Notes 4.a and 18.f)	Ps.	27,284	Ps.	21,524
Other investments, net (Notes 4.b and 18.f)		162,448		186,169
Accounts receivable, net (Note 4.c and 18.f)		322,663		232,376
Other receivables and prepaid expenses, net (Notes 4.d and 18.f)		70,170		73,572
Inventory, net (Notes 4.e and 18.e)		14,297		715

Total current assets		596,862		514,356

Non-Current Assets
Accounts receivable, net (Note 4.c and 18.f)	Ps.	25,572	Ps.	5,253
Other receivables and prepaid expenses, net (Note 4.d and 18.f)		117,240		152,894
Inventory, net (Note 4.e and 18.e)		7,644		11,031
Fixed assets, net (Note 18.a)		1,529,571		1,581,723
Other investments, net (Note 4.b and 18.f)		167,682		176,860
Intangible assets, net (Note 18.b)		53,502		15,514

Subtotal		1,901,211		1,943,275

Negative goodwill, net (Note 18.c)		(13,523)		(6,116)

Total non-current assets		1,887,688		1,937,159

Total Assets	Ps.	2,484,550	Ps.	2,451,515

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f and 18.f)	Ps.	225,335	Ps.	213,715
Short-term debt (Notes 4.g and 18.f)		204,303		235,824
Salaries and social security payable (Note 4.h)		25,692		23,857
Taxes payable (Note 4.i)		76,842		125,546
Customer advances (Notes 4.j and 18.f)		91,239		76,721
Other liabilities (Note 4.k and 18.f)		35,585		3,718

Total debts		658,996		679,381

Provisions (Notes 4.l and 18.d)		1,743		1,004

Total current liabilities	Ps.	660,739	Ps.	680,385

Non-Current Liabilities
Trade accounts payable (Note 4.f)	Ps.	23,368	Ps.	19,681
Long-term debt (Notes 4.g and 18.f)		678,145		692,134
Taxes payable (Note 4.i)		48,676		56,952
Customer advances (Note 4.j)		89,164		93,528
Other liabilities (Note 4.k and 18.f)		15,242		14,926

Total debts		854,595		877,221

Provisions (Notes 4.l and 18.d)		7,913		5,492

Total non-current liabilities		862,508		882,713

Total Liabilities		1,523,247		1,563,098

Minority interest		132,343		122,559

SHAREHOLDERS’ EQUITY		828,960		765,858

Total Liabilities and Shareholders’ Equity	Ps.	2,484,550	Ps.	2,451,515

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Operations

for the years ended June 30, 2010, 2009 and 2008

(In thousands of Argentine Pesos, except as otherwise indicated)

	2010		2009		2008
Revenues	Ps.	784,873	Ps.	642,565	Ps.	640,154
Costs (Note 18.e)		(258,832)		(238,517)		(205,987)

Gross profit		526,041		404,048		434,167

Selling expenses (Note 18.g).		(162,739)		(206,958)		(219,833)
Administrative expenses (Note 18.g)		(81,434)		(60,851)		(51,050)
Net income (loss) from retained interest in securitized receivables (Note 10)		37,470		(46,012)		(1,261)
Gain from recognition of inventories at net realizable value		1,162		—		185

Operating income		320,500		90,227		162,208

Loss on equity investees		—		—		(14)
Amortization of goodwill, net (Note 18.c)		(1,645)		(1,531)		(2,202)
Financial results, net (Note 7)		(112,348)		(108,879)		(13,388)
Other (expenses) income, net		(3,304)		3,275		8,775

Income (loss) before taxes and minority interest		203,203		(16,908)		155,379

Income tax expense (Note 13)		(79,225)		(16,782)		(76,514)
Minority interest		(4,876)		11,630		1,105

Net income (loss)	Ps.	119,102	Ps.	(22,060)	Ps.	79,970

Earnings per share (Note 12):
Basic net income (loss) per common share	Ps.	0.15	Ps.	(0.03)	Ps.	0.10
Diluted net income (loss) per common share	Ps.	0.05	Ps.	(0.03)	Ps.	0.04

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2010, 2009 and 2008

(In thousands of Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions								Appraisal revaluation (Note 3.e)		Reserve for new developments (Note 5.d)		Voluntary reserve for general purposes (Note 5.d)				Retained earnings
	Common stock (Note 5.a)		Inflation adjustment of common stock (Note 5.b)		Additional paid-in-capital		Total								Legal reserve (Note 5.c)				Shareholders’ Equity
Balances as of June 30, 2007	Ps.	78,206	Ps.	84,621	Ps.	522,805	Ps.	685,632	Ps.	3,953	Ps.	57,376	Ps.	—	Ps.	12,889	Ps.	64,057	Ps.	823,907

Increase in legal reserve		—		—		—		—		—		—		—		3,203		(3,203)		—

Cash dividends		—		—		—		—		—		—		—		—		(55,721)		(55,721)
Appropriation of retained earnings to reserve for new developments		—		—		—		—		—		5,133		—		—		(5,133)		—

Net income for the year		—		—		—		—		—		—		—		—		79,970		79,970

Balances as of June 30, 2008	Ps.	78,206	Ps.	84,621	Ps.	522,805	Ps.	685,632	Ps.	3,953	Ps.	62,509	Ps.	—	Ps.	16,092	Ps.	79,970	Ps.	848,156

Increase in legal reserve		—		—		—		—		—		—		—		3,998		(3,998)		—

Cash dividends		—		—		—		—		—		—		—		—		(60,238)		(60,238)
Appropriation of retained earnings to voluntary reserve for general purposes		—		—		—		—		—		—		15,734		—		(15,734)		—

Net loss for the year		—		—		—		—		—		—		—		—		(22,060)		(22,060)

Balances as of June 30, 2009	Ps.	78,206	Ps.	84,621	Ps.	522,805	Ps.	685,632	Ps.	3,953	Ps.	62,509	Ps.	15,734	Ps.	20,090	Ps.	(22,060)	Ps.	765,858

Absorption of accumulated deficit with accumulated reserves		—		—		—		—		—		(6,326)		(15,734)		—		22,060		—
Transfer to retained earnings		—		—		—		—		—		(56,000)		—		—		56,000		—

Cash dividends		—		—		—		—		—		—		—		—		(56,000)		(56,000)

Net income for the year		—		—		—		—		—		—		—		—		119,102		119,102

Balances as of June 30, 2010	Ps.	78,206	Ps.	84,621	Ps.	522,805	Ps.	685,632	Ps.	3,953	Ps.	183	Ps.	—	Ps.	20,090	Ps.	119,102	Ps.	828,960

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2010, 2009 and 2008

(In thousands of Argentine Pesos, except as otherwise indicated)

	2010		2009		2008
Cash flows from operating activities:
Net income (loss) for the year	Ps.	119,102	Ps.	(22,060)	Ps.	79,970
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results		39,943		102,373		(3,494)
Depreciation and amortization		121,959		94,725		79,185
Charge (Recovery) of provision for contingencies		3,189		405		(3,485)
Allowance for doubtful accounts		25,039		84,241		61,604
Loss on fire damages (net of insurance recoveries)		—		—		(2,647)
Recovery of other receivable doubtful accounts		—		—		(2,044)
Loss on fixed and intangible asset retired		2,566		2,237		1,140
Other provisions		9,352		(1,382)		14,261
Gain from barter transaction		—		(2,867)		—
Gain on repurchase of Series II non convertible notes		—		(13,202)		—
Allowance for impairment of investments		(3,501)		89		12,000
Net (income) loss in credit card trust		(37,470)		46,706		(712)
Minority interest		4,876		(11,630)		(1,105)
Income tax expense		79,225		16,782		76,514
Gain from recognition of inventories at net realizable value		(1,162)		—		(185)
Other charges		204		661		17
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable		(126,999)		(94,297)		(94,058)
Decrease (increase) in other receivables and prepaid expenses		25,979		(111,641)		(44,382)
(Increase) decrease in inventory		(1,683)		465		5
Increase in intangible assets		(2,316)		(14,089)		—
Increase (decrease) in trade accounts payable		7,593		(38,176)		46,083
Increase in customer advances		10,154		7,102		27,654
(Decrease) increase in taxes payable		(136,436)		62,150		(57,904)
Increase (decrease) in salaries and social security payable		1,748		(569)		4,420
Decrease in provision for contingencies		(29)		(1,970)		(1,222)
Decrease in other liabilities		(6,624)		(11,180)		(10,376)
Decrease in accrued interest		(5,148)		(23,415)		(13,132)

Net cash provided by operating activities		129,561		71,458		168,107

Cash flows from investing activities:
Acquisition of fixed assets and undeveloped parcels of land		(53,829)		(247,384)		(271,040)
Guarantee deposit		—		(6,581)		—
Insurance recoveries from fire damage in Alto Avellaneda		—		—		4,678
Loans granted to third parties		438		(3,711)		(1,085)
Payment for acquisition of Arcos / Conil transactions, net of cash acquired		(8,316)		—		—
Payment for acquisition of Tarshop’s minority interest		(1,574)		—		—
Decrease (increase) in investments		58,452		(40,986)		354,331
Advances for purchase of Arcos’ minority interest		(389)		—		—
Payment for non compete agreement with the former minority shareholder of Tarshop		(5,615)		—		—
Advances received from the sale of interest in Tarshop		19,951		—		—

Net cash provided by (used in) investing activities		9,118		(298,662)		86,884

Cash flows from financing activities:
Proceeds from short-term and long-term debt		110,359		158,202		71,075
Payments of short-term bank loans		(79,601)		—		(40,006)
Payment of short-term and long-term debt		(122,907)		(61,672)		(18,672)
Payment of loans granted by related parties		—		—		(6,441)
Cash from minority shareholders’ capital contributions to subsidiaries		5,432		48,039		21,868
Dividends paid by subsidiaries to minority shareholders		(1,158)		—		(1,366)
Payment of non convertible notes		(39,799)		(19,883)		—
Payment of loans for purchase of undeveloped parcels of land		(17,173)		(15,464)		—
Payment of seller financing of Empalme		—		(6,830)		(12,508)
Payment of seller financing of Mendoza Plaza Shopping S.A.		—		(9,090)		—
Payment of cash dividends		(56,000)		(60,238)		(55,721)
Cash paid for repurchase of Series II Notes		(12,000)		(12,764)		(4,721)
Proceeds from issuance of Non-Convertible Note, net		79,782		—		—
Payment of seller financing of Arcos del Gourmet S.A		(515)		—		—
Payment of seller financing of Conil S.A		(661)		—		—

Net cash (used in) provided by financing activities		(134,241)		20,300		(46,492)

Increase (decrease) in cash and cash equivalents		4,438		(206,904)		208,499
Cash and cash equivalents as of the beginning of the year		48,984		255,888		47,389

Cash and cash equivalents as of the end of the year	Ps.	53,422	Ps.	48,984	Ps.	255,888

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2010, 2009 and 2008 (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

	2010		2009		2008
Supplemental cash flow information
Cash paid during the year for:
Interest	Ps.	102,012	Ps.	66,101	Ps.	82,209
Income tax		22,936		42,595		45,075

Non-cash investing and financing activities:
Liquidation of interest in credit card receivables		8,646		30,849		56,573
Acquisition of minority interest of Tarshop		—		7,410		—
Increase in intangible assets through a decrease in non-current investments		—		1,137		—
Decrease in fixed assets through an increase in other investments		—		—		(49,872)
Increase in inventory through a decrease in non-current investments		7,789		5,584		705
Increase in non-current investments through an increase in financial loans		—		—		23,212
Increase in fixed assets through an increase in trade accounts payable		4,996		40,990		1,069
Increase in accounts receivable through an increase in customer advances		—		10,749		3,111
Financial cost charged to fixed assets		5,331		78,891		10,436
Acquisition of minority interest through an increase in seller financing		—		—		9,090
Increase in inventory through a decrease in fixed assets		290		—		—
Increase in minority interest through a decrease in short and long-term debt		1,310		—		—
Increase in intangible assets through an increase in other liabilities		7,545		—		—

	2010		2009		2008
Acquisition of subsidiaries (Note 2.h.):
Cash and cash equivalents acquired	Ps.	13	Ps.	—	Ps.	—
Fair value of non-cash assets acquired		33,869		—		2,750
Fair value of liabilities assumed		(8,126)		—		(1,113)

Net assets acquired	Ps.	25,756	Ps.	—	Ps.	1,637
Minority interest		(897)		—		13,767

Purchase price	Ps.	24,859	Ps.	—	Ps.	15,404
Goodwill (Negative goodwill)		506		—		(6,314)
Seller financing		(14,782)		—		(9,090)

Purchase price paid	Ps.	10,583	Ps.	—	Ps.	—
Cash and cash equivalents acquired		(13)		—		—
Advance payments		(2,254)		—		—

Net cash paid for the acquisition	Ps.	8,316	Ps.	—	Ps.	—

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements

(In thousands of Argentine Pesos, except as otherwise indicated)

1. Organization and description of business

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)), an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) are primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2010, the Company’s direct and indirect principal shareholders are IRSA (63.3%) and Parque Arauco (29.6%). On October 15, 2010, IRSA acquired Parque Arauco´s interest in the Company and became the holder of 94.89% of the Company´s shares. The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

Since recommencing operations, the Company has continued to grow through a series of acquisitions and developments. As of June 30, 2010, the Company owns a majority interest in, and operates, a portfolio of eleven shopping centers in Argentina, of which six are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires), one is located in Greater Buenos Aires (Alto Avellaneda) and the other four are located in the cities of Rosario (Alto Rosario), Mendoza (Mendoza Plaza Shopping), Salta (Alto Noa) and Córdoba (Córdoba - Villa Cabrera). (See Note 2.h for details). The Company also constructs residential apartment buildings for sale.

As of June 30, 2010, the Company owns an interest in Tarshop S.A. (“Tarshop”) and Metroshop S.A. (“Metroshop”), companies dedicated to the consumer financing business that originates credit cards accounts and personal loans to promote sales from tenants and other selected retailers. Both have ongoing securitization programs through which they may transfer a portion of the Company’s credit card and personal loans customer receivable balances to master trusts that issue certificates to public and private investors. On September 13, 2010, the Company sold 80% of Tarshop’s capital stock to Banco Hipotecario S.A. (“BHSA”). See Note 2.h and Note 10 for details.

2. Preparation of Financial Statements

a. Basis of presentation

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively Argentine GAAP). In addition, the Company complies with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 17 to these Consolidated Financial Statements.

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

b. Basis of consolidation

The Consolidated Financial Statements include the accounts of APSA and its subsidiaries over which APSA has effective control. Investments in jointly controlled entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated in consolidation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of Financial Statements (continued)

b. Basis of consolidation (continued)

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these Consolidated Financial Statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

A description of the subsidiaries with their respective percentage of direct capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (a)
	2010	2009
Emprendimiento Recoleta S.A. (ERSA)	54%	54%
Tarshop (i)	100%	93%
Shopping Neuquén S.A.	98%	98%
Shopping Alto Palermo S.A. (SAPSA) (ii)	—	100%
Fibesa S.A. (Fibesa)	100%	100%
Panamerican Mall S.A. (PAMSA)	80%	80%
Comercializadora Los Altos S.A. (iii)	—	100%
Conil S.A. (“Conil”) (iv)	100%	50%
Arcos del Gourmet S.A. (“Arcos”) (v)	80%	—
Metroshop (vi)	50%	—

(a)	Percentage of equity interest owned has been rounded. Indirect ownership subsidiaries are excluded.
(i)	Subsequent to June 30, 2010, the Company sold 80% of Tarshop. See Notes 2.h and 16 for details.
(ii)	Merged into APSA as from July 1, 2009.
(iii)	Merged into Fibesa as from July 1, 2009.
(iv)	The remaining 50% was acquired on October 21, 2009. See Note 2.h for details.
(v)	Acquired on November 27, 2009. See Note 2.h for details.
(vi)	Interest previously held indirectly through Tarshop. As from May 21, 2010, interest is held directly.

c. Proportionate consolidation

The Company exercises directly joint control over Metroshop. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, the Company accounted for this investment under the proportionate consolidation method. Accordingly, these Consolidated Financial Statements reflect the Company´s pro rata equity interest in this investment on a line-by-line basis.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of Financial Statements (continued)

d. Presentation of Financial Statements in constant Argentine pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the Consolidated Financial Statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical Consolidated Financial Statements. The financial information of periods prior to August 31, 1995 was restated to pesos of general purchasing power as of August 31, 1995. The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

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

e. Adoption of International Financial Reporting Standards

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 “Adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”)” which requires that companies under the supervision of the CNV to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where the Company is located is the Federal District. On April 25, 2009, the CPCECABA approved Resolution No. 26. The CNV issued Resolution No. 562/09, as amended by Resolution 576/10 formally adopting application of Resolution No. 26 to its regulated entities for fiscal years beginning on January 1, 2012. The Company will be required to prepare its consolidated financial statements in accordance with IFRS as issued by the IASB for its fiscal year ended June 30, 2013 and 2012. The Company´s transition date to IFRS will be July 1, 2011. On April 29, 2010, the Company´s Board of Directors approved a plan for implementing IFRS. The Company is currently in the early stages of completing a diagnosis of the principal differences between Argentine GAAP and IFRS.

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

h. Significant acquisitions, disposals and development of businesses

Year ended June 30, 2010

Acquisitions

Purchase of Conil’s shares

On October 21, 2009, the Company acquired a 50% interest in Conil for US$ 0.3 million fully paid as of June 30, 2010. The main asset of Conil is a 2,471 square meter undeveloped parcel of land located in Avellaneda, Province of Buenos Aires.

Acquisition of Tarshop´s shares

On October 30, 2009 Tarshop capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop from 93.439% to 98.5878%.

During January 2010, the Company acquired the remaining minority interest in Tarshop for US$ 0.54 million, reaching the 100% of the shareholding as of June 30, 2010.

Acquisition of Arcos’ shares

In August 2007, the Company paid US$ 0.6 million for an option to purchase an 80% interest in Arcos, a company holder of a concession to exploit the land and attached buildings (mainly old warehouses and adjacent spaces) owned by the Organismo Nacional Administrador de Bienes del Estado (ONABE), a public entity created to administer certain public assets, mainly those pertaining to former national railway assets.

On November 27, 2009, the Company exercised the option and completed the acquisition of 80% of Arcos´s common stock for an aggregate purchase price of US$ 6.5 million, of which US$ 3.1 million was paid as of June 30, 2010. The remaining balance will be paid as follows: (i) US$ 2.0 million in two equal annual installments due on the second and third anniversary of the acquisition date and (ii) US$ 1.4 million at the time of executing the share subscription agreements.

As customary for this type of transactions, the Company consulted with the National Antitrust Commission about the need to report the acquisition, which is still pending a response.

On February 17, 2010, the shareholders of Arcos approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million, of which the Company contributed Ps. 8.3 million.

On June 25, 2010, the Company and certain of the minority shareholders entered into an option agreement to acquire the 17.54% minority interest in Arcos for an aggregate price of US$1.4 million. The option price is US$ 0.4 million, of which Ps. 0.4 million was paid as of the date of these financial statements. The option expires on April 30, 2011 and is subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which the Company has a preemptive right.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of Financial Statements (continued)

h. Significant acquisitions, disposals and development of businesses (continued)

Non compete agreement with the former minority shareholder of Tarshop

In January 2010, the Company entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping mall of more than 20,000 square meters in the City of Buenos Aires. The Company agreed on a price of US$ 2.2 million, of which US$ 0.8 million was payable at execution date and the remaining US$ 1.4 million payable in 28 consecutive monthly installments through the termination date of the agreement on April 30, 2013.

Disposals

Sale of equity interest in Tarshop

On December 22, 2009, the Company reported the approval by its Board of Directors of the sale, assignment and transfer on behalf of BHSA of the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of Tarshop’s shares.

On December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Banco Central de la República Argentina (“Argentine Central Bank”) granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. See Note 16 for subsequent events details.

Sale of properties in Guaymallén (Mendoza) and Rosario

On March 26, 2010, the Company sold a building located in the district of Guaymallén, Province of Mendoza for US$ 0.3 million fully collected as of June 30, 2010.

On April 14, 2010, the Company sold the lot designated as “2A” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, of which US$ 1.0 million was collected as of June 30, 2010. The remaining balance will be settled upon executing the title deed. The sale is subject to certain precedent conditions, which have not been fulfilled as of year-end.

On May 3, 2010, the Company sold the lot designated as “2E” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 1.4 million, of which US$ 0.3 million was collected as of June 30, 2010. The outstanding balance will be settled as follows: an amount of US$ 0.3 million, upon transfer of title and an amount of US$ 0.7 million, plus interest at 14% due on May 30, 2011. The lot was mortgaged in favor of the Company as collateral for the payment.

Developments

Panamerican Mall S.A. (PAMSA)

PAMSA, a company organized in November 2006 between APSA and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, has developed a commercial venture comprising a shopping center, a hypermarket and an office building in the Saavedra neighborhood in the City of Buenos Aires. During May 2009, “Dot Baires” and the hypermarket were opened while multiplex cinema was opened in early July. The office building is at the completion stage. Construction is being carried out by Constructora San José Argentina S.A., a company related to CCP.

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

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of Financial Statements (continued)

h. Significant acquisitions, disposals and development of businesses (continued)

Total contributions to this project made by the shareholders amounted to Ps. 557.0 million and Ps. 532.4 million as of June 30, 2010 and 2009, respectively.

Year ended June 30, 2009

Developments

Barter transaction with Cyrsa S.A.

On July 21, 2008, the Company entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) (a company over which our controlling shareholder, IRSA, has a 50% interest) pursuant to which the Company, subject to certain closing conditions, would surrender to Cyrsa its right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$ 5.9 million. See Note 16 for subsequent events details.

Barter transaction with Condominios del Alto S.A.

On November 27, 2008, the Company granted an unrelated party, Condominios del Alto S.A. (“Condominios”), an acquisition option through a barter agreement pursuant to which the Company bartered a plot of land located in Rosario (plot “2H”), Province of Santa Fe for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million disclosed in the line item “Torres de Rosario under construction” in Note 4.e. As part of the agreement, Condominios paid the Company US$ 0.03 million and assumed certain obligations. Condominios (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of the Company for US$ 2.3 million; (ii) established a security insurance of which the Company will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios assumed a personal guarantee of the obligations of Condominios up to the amount of US$ 1.0 million.

Paraná plot of land

On June 30, 2009, the Company signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. The Company intends to construct a shopping center on the site. On August 12, 2010, the agreement of purchase was executed. See Note 16 for subsequent events details.

Year ended June 30, 2008

Acquisitions

Beruti plot of land

On June 24, 2008, the Company acquired a plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in the City of Buenos Aires for US$ 17.8 million, which were fully paid as of June 30, 2010. For subsequent developments, see Note 16.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of Financial Statements (continued)

h. Significant acquisitions, disposals and development of businesses (continued)

Acquisition of Soleil Factory shopping center business

On December 28, 2007, the Company had entered into an agreement with INCSA, an unrelated party, for the acquisition of the “Soleil Factory” shopping center business, for an aggregate purchase price of US$ 20.7 million, of which US$ 8.1 million had been paid and disclosed in the line item “Suppliers advances” in Note 18.a. The transaction was subject to certain suspensive conditions. Upon fulfillment of the conditions and transfer of the business, the remaining balance of the purchase price amounting to US$ 12.6 million would accrue fixed interest at 5% per year and be payable in seven annual and consecutive installments starting on the first anniversary of the signing of the contract.

Furthermore, on December 28, 2007, the Company and INCSA had signed a letter of intent to acquire, build and manage a commercial center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was set at US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. This transaction was subject to certain precedent conditions such the completion of the acquisition of the Soleil Factory described above.

These conditions were fulfilled on July 1, 2010 and the transaction was closed. See Note 16 for subsequent events details.

Developments

Shopping Neuquén project

The main asset of Shopping Neuquén S.A. is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where the Company intends to develop a commercial project including the construction of a shopping center, a hypermarket and other developments.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén (the “Municipality”) and with the Province of Neuquén (the “Province”) (“the Agreement”) by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not the plot of land on which the shopping center would be built. The Agreement was subject to two conditions, both already complied with, (i) the ratification of the agreement by means of an ordinance of the legislative body of the Municipality, and (ii) the approval by the Municipality of the new project and extension of the environmental impact study.

The Agreement put an end to the law suit of Shopping Neuquén against the City Hall of Neuquén before the High Court of Neuquén, in which the only pending issue was the determination of fees of the attorneys of the City Hall that are in charge of Shopping Neuquén. On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which the pending fees borne by Shopping Neuquén were established. Such decision is not final and Shopping Neuquén has appealed it through the submission of an explanatory appeal on November 12, 2010, an appeal for annulment on November 17, 2010, and an extraordinary appeal on November 24, 2010.

According to the terms of the Agreement, Shopping Neuquén S.A. submitted the corresponding project plans within the required timeframe of 150 days as from approval date due February 17, 2008. The Municipality objected to certain terms of the plans and Shopping Neuquén S.A. requested an extension to the term to submit a revised plan.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality executed a revised agreement by which Shopping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments were filed. The Municipality also questioned on certain matters, which were replied. On January 18, 2010, the Municipality requested changes to the plans, which were finally approved on April 8, 2010.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of Financial Statements (continued)

h. Significant acquisitions, disposals and development of businesses (continued)

Shopping Neuquén S.A. submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket) for which the respective permits were obtained. Shopping Neuquén S.A. started construction on July 5, 2010.

The first construction stage should be completed within a 22-month period as from July 2010.

In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company’s plots acquired to the Municipality of Neuquén.

Barter transaction with Condominios

On October 11, 2007, the Company entered into a barter agreement with an unrelated party, Condominios, pursuant to which the Company bartered a plot of land located in Rosario (plot “2G”), Province of Santa Fe for future 15 apartments and 15 parking spaces of the total units to be constructed on the land. Under this agreement, the Company will have a 14.85% and 15% of the total square meters covered by the apartments and garages, respectively. The total fair value of the transaction is US$ 1.1 million disclosed in the line item “Torres de Rosario” in Note 4.e. Upon signing of the agreement, Condominios paid the Company US$ 0.02 million and assumed certain obligations. Condominios (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of the Company for US$ 1.1 million; (ii) established a security insurance of which the Company will be assignor of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios assumed a personal guarantee of the obligations of Condominios up to the amount of US$ 0.8 million.

On March 17, 2010, the Company and Condominios subscribed a supplementary deed specifically determining which units (apartments and parking spaces) will be transferred to the Company and the ownership title to 15 parking spaces.

i. Compensation plan for executive management

The Company has a defined contribution plan covering its key managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps 1.5 million, Ps. 2.2 million and Ps. 1.4 million for the years ended June 30, 2010, 2009 and 2008, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;

(ii)	total or permanent incapacity or disability;

(iii)	death.

In case of resignation or termination without good cause, the manager receives the Company’s contributions only if he or she has participated in the Plan for at least 5 years.

j. Bonus to the Management

The Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2010 ratified the payment of a bonus to management equivalent to a sum of up to 1% of the Company’s shareholder’s equity. The Shareholders delegated the establishment, assignment, timing and extent of the payment into the Board of Directors. As of the date of these financial statements, the Board has not addressed this matter yet.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these Consolidated Financial Statements.

The Company primarily derives its revenues from leases and services operations, the sale and development of properties, and consumer financing. See Note 8 for details on the Company’s business segments.

a. Revenue recognition

•	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2010, 2009 and 2008, the majority of the tenants were charged with the Percentage Rent.

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

The Company, through its subsidiaries Tarshop and Metroshop is engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenue from financing and lending activities are comprised of interest income, which is recognized on an accrual basis. See Note 10 for details on securitization activity. After the sale of 80% of Tarshop in September 2010, the Company maintains a 20% interest in the company’s business.

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

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of Tarshop and Metroshop (See Note 10 for details).

(ii) Non-current

Non-current investments include the non-current portion of the Company’s retained interests in securitized receivables pursuant to the securitization programs of Tarshop (See Note 10 for details).

The Company acquired undeveloped properties as land reserves located in strategic areas for the future development of shopping’s centers, residential apartment complex and others. Undeveloped parcels of land are valued at acquisition cost, restated in accordance with Note 2.d.

The carrying amount does not exceed their respective estimated recoverable value as of year-end.

d. Inventory, net

Properties acquired for purposes of its development and subsequent sale are classified as inventory. Inventory is stated at cost adjusted for inflation as described in Note 2.d. less accumulated impairment charges, except in certain circumstances as described further below. The cost of inventory is comprised of all direct contract costs, such as land, materials and construction fees associated with development properties, as well as capitalized financial costs when applicable. No financial costs were capitalized in inventory during the years ended June 30, 2010, 2009 and 2008 since there were no developments during these periods. Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

d. Inventory, net (continued)

Inventories on which the Company received down payments that fix the sales price and the terms and conditions of the contract provide reasonable assurance of the closing of the transaction and realization of the gain are valued at net realizable value. Gains are shown in the line item “Gain from recognition of inventories at net realizable value” of the Consolidated Statement of Operations.

Units under construction: The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios. See Note 2.h. for details. This right has been valued in accordance with the price established in the respective title deeds and is disclosed in “Inventory, net”.

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

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life (years)
•Properties:
Shopping centers	Between 16 and 31
Other	Between 16 and 50
•Leasehold improvements	3
•Facilities	10
•Furniture and fixtures	Between 3 and 10
•Vehicles	5
•Computer equipment	3
•Software	3
•Other	10

The Company capitalizes interest and foreign exchange differences on real estate development projects. The Company capitalized interest and exchange differences costs amounting to Ps. 5.3 million, Ps. 78.9 million and Ps. 10.4 million during the years ended June 30, 2010, 2009 and 2008, respectively.

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

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

f. Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended June 30, 2010, 2009 and 2008, amounted to Ps. 0.4 million, Ps. 3.2 million and Ps. 1.1 million, respectively. These costs are being amortized on a straight-line basis over 3 years.

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

(iii) Customer relationships

Represent the net present value of the future economic benefits related to the use of an acquired customer base. This asset is amortized on a straight-line basis over a twelve year period.

(iv) Non-compete agreement

This right is valued at acquisition cost and is amortized over the life of the agreement (28 months).

(v) Concession rights

Represent Arcos’ concession right, which will be amortized over the life of the concession agreement upon commencement of operations.

(vi) Above and below market leases an in-place leases

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

(i) Negative goodwill:

Negative goodwill represents the excess of fair market value of net assets acquired over cost. Under Argentine GAAP, when negative goodwill exists, acquired intangible assets are assigned a zero value. Negative goodwill is accounted for as follows: (i) the portion of negative goodwill related to future expected losses is recognized in income in the same periods losses are incurred; (ii) the amount exceeding the interest over the non monetary assets is recognized in income at acquisition date; and (iii) the amount not in excess of the equity interest over the non monetary assets is recognized as negative goodwill and amortized under the straight line method over the weighted average useful lives of the identifiable assets of the acquiree, not exceeding 20 years.

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

j. Foreign currency assets and liabilities

Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounting records of the Company in Argentine Pesos at the exchange rate prevailing at the time of the transaction. Monetary assets and liabilities in foreign currencies at year-end are then translated into Argentine Pesos at closing exchange rates. Assets and liabilities and income and expenses in foreign currencies generate transaction gains and losses, which are recorded within “Financial results, net” in the Statement of Operations.

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

As discussed in Note 13, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

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

n. Provisions for contingencies and allowances

The Company provides for losses relating to accounts and mortgage receivables. The Company accrues losses when they are probable of occurring and estimable. When applicable the Company measures impairment on an individual basis, generally for larger balances of non-homogeneous receivables. When individually assessed, losses are accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. When applicable, an asset-specific allowance is established when the discounted cash flows, collateral value (less disposal costs), or observable market price of the impaired loan is lower than its carrying value. This allowance considers the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral.

The Company collectively evaluates for impairment smaller-balance homogeneous loans, including residential mortgage loans. For purposes of a collective evaluation of impairment, mortgage receivables and consumer financing loans are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, the Company considers the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers’ management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system, and (ix) the effect of external factors (e.g., competition and regulatory requirements).

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

o. Advertising expenses

The Company recognizes expenses advertising and promotion costs as the contracted services are used. Advertising and promotion expenses net of recovery collective promotion fund were approximately Ps. 19.1 million, Ps. 19.3 million and Ps. 32.8 million for the years ended June 30, 2010, 2009 and 2008, respectively.

p. Deferred debt issuance costs

Deferred debt costs consist of fees and costs incurred to issue the Non-Convertible Notes. These fees and costs are shown as a deduction of the corresponding liability in Note 4.g. These costs and fees are being amortized over the term of the respective Non-Convertible Notes, applying the effective interest method. Deferred debt costs, net of accumulated amortization, totaled Ps. 4.1 million, Ps. 4.4 million and Ps. 5.8 million for the years ended June 30, 2010, 2009 and 2008, respectively.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

3. Significant accounting policies (continued)

s. Derivative financial instruments (continued)

RT No. 18 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. While management believes each of the financial instruments manage various market risks, these instruments are not designated and accounted for as hedges as a result of the extensive record keeping requirements of the provisions. Accordingly, the Company’s derivatives are marked to market on a current basis with gains and losses recognized in earnings. See Note 11 for a description of the derivative financial instruments of the Company.

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

y. Earnings per share (continued)

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

4. Breakdown of the main captions

a. Cash and banks:

	As of June 30,
	2010		2009
Cash in local currency	Ps.	2,346	Ps.	2,677
Cash in foreign currency (Note 18.f)		997		241
Bank accounts in local currency		7,389		14,766
Bank accounts in foreign currency (Note 18.f)		16,552		3,840

	Ps.	27,284	Ps.	21,524

b. Other investments, net:

	As of June 30,
	2010		2009
Current
Time deposits in local currency (ii)	Ps.	—	Ps.	14,903
Mutual funds (Note 18.f) (iv)		41,592		13,981
Retained interests in securitized receivables (i)		124,671		136,231
Mortgage bonds issued by BHSA (Note 6)		728		633
TDFs		2,846		16,490
Other government bonds		34		14,129
Allowance for impairment of CPs		(7,423)		(10,198)

	Ps.	162,448	Ps.	186,169

Non-current
Retained interests in securitized receivables (i)	Ps.	18,458	Ps.	22,899
Undeveloped parcels of land
•Beruti plot of land (Note 2.h)		52,934		52,715
•Caballito plot of land (iii)		36,745		36,741
•Patio Olmos		32,949		32,949
•Rosario plot of land		11,166		15,577
•Air Space Coto		13,188		13,188
•Other real estate		2,962		2,372
Share’s purchase advances (Note 18.f)		389		2,254
Allowance for impairment of CPs		(1,165)		(1,891)
Other investments		56		56

	Ps.	167,682	Ps.	176,860

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

(i)	As part of its credit card and personal loans securitization programs, the Company transfers credit card and personal loans receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represent debt certificates (TDFs) issued by trusts which are valued at amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts which are accounted for under the equity method of accounting (See Note 10 for details).
(ii)	Considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.
(iii)	This asset is restricted in relation to certain tax claims.
(iv)	As of June 30, 2010 and 2009 includes Ps. 26,138 and Ps. 12,557, respectively, considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.

c. Accounts receivable, net:

	As of June 30,
	2010		2009
Current
Consumer financing receivables	Ps.	245,538	Ps.	141,570
Checks to be deposited		60,695		62,230
Leases and services receivable (Note 18.f)		50,486		57,543
Debtors under legal proceedings		33,762		28,388
Pass-through expenses receivable (i)		19,917		37,689
Related parties (Notes 6 and 18.f)		6,591		9,273
Notes receivable (Note 18.f)		3,868		7,462
Receivables with collection agents		4,532		5,070
Mortgages receivable – Torres de Abasto (ii)		563		519
Less:
Allowance for doubtful accounts (Note 18.d)		(103,289)		(117,368)

	Ps.	322,663	Ps.	232,376

Non-current
Consumer financing receivables	Ps.	25,824	Ps.	6,490
Notes receivable (Note 18.f)		399		1,279
Mortgages receivable – Torres de Abasto (ii)		154		192
Leases and services receivable (Note 18.f)		445		—
Less:
Allowance for doubtful accounts (Note 18.d)		(1,250)		(2,708)

	Ps.	25,572	Ps.	5,253

(i)	Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.
(ii)	Mortgages receivable consist of fixed-rate mortgage receivables from several borrowers. As of June 30, 2010 the amount due from the largest individual borrower was Ps. 0.2 million at a contractual interest rate of 14% (See Note 17.II.r).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

d. Other receivables and prepaid expenses, net:

	As of June, 30
	2010		2009
Current
Related parties (Notes 6 and 18.f)	Ps.	6,812	Ps.	9,981
Receivables from the sale of investments (Note 18.f)		—		11,547
Guarantee deposits (i)		4,252		238
Guarantee deposits re. securitization programs (Note 10)		5,427		6,782
Prepaid expenses (Note 18.f)		23,008		17,542
MPIT		937		—
Loans granted (Note 18.f)		439		4,940
Other tax credits		4,785		1,988
Prepaid gross revenue tax		806		718
Income tax credits, net		2,611		13,265
Other prepaid taxes		366		256
Valued Added Tax (VAT) receivable		15,079		1,160
Receivables for third party services offered in consumer financing stores		4,880		2,746
Others		768		2,409

	Ps.	70,170	Ps.	73,572

Non-Current
Guarantee deposits re. securitization programs (Note 10)	Ps.	—	Ps.	999
Guarantee deposits (i) (Note 18.f)		220		375
Deferred income tax (Note 13)		37,555		58,378
Mortgages receivable (ii)		2,208		2,208
Allowance for doubtful mortgage receivable (Note 18.d)		(2,208)		(2,208)
MPIT		14,328		20,274
Prepaid gross revenue tax		935		936
Value Added Tax (VAT) receivable		63,065		64,375
Imputed interest of non-current receivables		(15,175)		(17,509)
Prepaid expenses		1,430		133
Related parties (Note 6)		14,687		22,509
Others		195		2,424

	Ps.	117,240	Ps.	152,894

(i)	As of June 30, 2010 and 2009 includes restricted deposits related mainly to labor claims.
(ii)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

e. Inventory, net:

	As of June 30,
	2010		2009
Current
Rosario plot of land	Ps.	8,728	Ps.	—
Torres de Rosario		3,379		—
Carlos Gardel plot of land		1,698		—
Resale merchandise		492		715

	Ps.	14,297	Ps.	715

Non-current
Torres de Rosario under construction (Note 2.h)		7,644		11,023
Others		—		8

	Ps.	7,644	Ps.	11,031

f. Trade accounts payable:

	As of June 30,
	2010		2009
Current
Suppliers (Note 18.f) (i)	Ps.	148,150	Ps.	113,233
Accruals (Note 18.f)		54,428		74,178
Related parties (Notes 6 and 18.f)		22,624		20,614
Others		133		5,690

	Ps.	225,335	Ps.	213,715

Non-current
Suppliers	Ps.	11,210	Ps.	11,243
Related parties (Note 6)		12,158		8,438

	Ps.	23,368	Ps.	19,681

(i)	As of June 30, 2010 and 2009, includes accounts payable to merchants for credit card operations of Ps. 125.1 million and Ps. 88.8 million, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

g. Short-term and long-term debt:

	As of June 30,
	2010		2009
Current
Uncollateralized loans including accrued interest (i)		7,244		137,434
Collateralized loans including accrued interest (ii)		39,244		25,241
Non-Convertible Notes (Notes 6, 14 and 18.f)		109,336		39,759
Accrued interest on Notes (Notes 6, 14 and 18.f)		14,682		13,415
Interest payable to credit card trust		2,263		4,867
Mortgage loans (Note 18.f)		—		15,626
Deferred debt costs (Note 3.p)		(1,188)		(833)
Others		192		315
Tarshop’s VCPs including accrued interest (Note 14)		23,019		—
Seller financing-Arcos del Gourmet S.A. (Note 18.f)		9,511		—

	Ps.	204,303	Ps.	235,824

Non-current
Convertible Notes (Notes 6, 14 and 18.f)	Ps.	185,653	Ps.	179,324
Non-Convertible Notes (Notes 6, 14 and 18.f)		491,831		516,191
Deferred debt costs (Note 3.p)		(2,930)		(3,539)
Seller financing-Arcos del Gourmet S.A. (Note 18.f)		3,591		—
Others		—		158

	Ps.	678,145	Ps.	692,134

(i)	Generally, the Company’s short-term borrowings are in the form of overdraft facilities and/or bank loans with original maturities of less than one year. The weighted average interest rates on short-term debt were 15 % and 17.54 % as of June 30, 2010 and 2009, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes.
(ii)	As of June 30, 2010, includes (i) a loan from Standard Bank Argentina S.A. for Ps. 15.4 million, which is collateralized by CPs related to the Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX for a face value of Ps. 32.1 million; (ii) a loan from Banco Itaú Buen Ayre S.A. for Ps. 3.7 million, which is collateralized by CPs related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL for a face value of Ps. 11.9 million; and (iii) a loan from BHSA for Ps. 20.1 million, which is collateralized by CPs related to Fideicomisos Financieros Tarjeta Shopping Series XLVII, XLIX and LVI for a face value of Ps. 22.0 million.

h. Salaries and social security payable:

	As of June 30,
	2010		2009
Provision for vacation and bonuses	Ps.	20,522	Ps.	18,446
Social security payable		4,549		4,760
Salaries payable		203		183
Others		418		468

	Ps.	25,692	Ps.	23,857

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

i. Taxes payable:

	As of June 30,
	2010		2009
Current
Income tax, net	Ps.	35,768	Ps.	9,672
VAT payable, net		11,652		38,454
Other tax withholdings		8,362		5,793
Gross revenue tax payable		2,270		1,924
Provision for tax on personal assets of shareholders		174		418
Asset tax payable, net		1,824		11,102
Tax amnesty plan and payment facilities plan for income tax payable and MPIT (i)		1,559		23,495
Tax payment facilities plan for VAT payable		13,235		31,437
Tax amnesty plan for gross revenue tax payable		332		309
Others		993		2,942
Tax amnesty plan for municipality taxes payable		673		—

	Ps.	76,842	Ps.	125,546

Non-current
Tax amnesty plan for income tax payable (i)	Ps.	19,145	Ps.	20,704
Deferred income tax (Note 13)		26,650		34,939
Tax amnesty plan for municipality tax payable		1,900		—
Tax amnesty plan for gross revenue tax payable		968		1,301
Minimum presumed income tax		13		8

	Ps.	48,676	Ps.	56,952

(i)	In April, 2009, and due to the unfavorable ruling in the case “Alto Palermo S.A. vs. Dirección General Impositiva in re: appeal” entered in February, 2009, the Company and certain subsidiaries decided to adhere to Law No. 26,476 and to the Payment Facilities Plan that establish a system to settle and finance tax liabilities.

j. Customer advances:

	As of June 30,
	2010		2009
Current
Admission rights	Ps.	50,734	Ps.	45,392
Lease and customer advances (i) (Note 18.f)		37,901		28,513
Guarantee deposits (Note 18.f)		2,198		2,816
Related parties (Note 6)		406		—

	Ps.	91,239	Ps.	76,721

Non-current
Admission rights	Ps.	59,228	Ps.	60,626
Lease and customer advances (i)		29,936		32,902

	Ps.	89,164	Ps.	93,528

(i)	Lease and customer advances include (a) Ps. 18.7 million and Ps. 18.2 million, as of June 30, 2010 and 2009, respectively, received from NAI International II, Inc. at the time of the construction of a movie theater complex and a portion of parking facilities in the Córdoba Shopping; and (b) Ps 9.5 million and Ps. 8.1 million, as of June 30, 2010 and 2009, respectively, received from Wal-Mart Argentina S.R.L. to secure a 30-year lease in Dot Baires Shopping.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)

k. Other liabilities:

	As of June 30,
	2010		2009
Current
Accrual for Directors’ fees (Note 6)	Ps.	21,222	Ps.	5,847
Fees advanced to Directors (Note 6)		(11,870)		(4,011)
Advance for sale of Tarshop’s shares (Notes 2.h and 18.f)		21,070		—
Debt with former minority shareholder of Tarshop (Note 18.f)		3,529		—
Contributed leasehold improvements (i)		462		470
Derivative financial instruments (Note 6)		—		243
Withholdings and guarantee deposits		509		421
Others		663		748

	Ps.	35,585	Ps.	3,718

Non-current
Contributed leasehold improvements (i)	Ps.	9,502	Ps.	9,964
Debt with former minority shareholder of Tarshop (Note 18.f)		3,322		—
Debt with shareholders of related companies		2,265		4,781
Directors’ guarantee deposits (Note 6)		12		12
Below market leases		141		169

	Ps.	15,242	Ps.	14,926

(i)	Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. The Company has recorded the improvements as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2010 and 2009.

l. Provisions:

	As of June 30,
	2010		2009
Current
Provision for contingencies (Note 18.d)	Ps.	1,743	Ps.	1,004

	Ps.	1,743	Ps.	1,004

Non-current
Provision for contingencies (Note 18.d)	Ps.	7,913	Ps.	5,492

	Ps.	7,913	Ps.	5,492

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

5. Shareholders’ equity

a. Common stock

As of June 30, 2010, the Company had 782.1 million authorized and outstanding shares of common stock, having a par value of Ps. 0.10 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. During fiscal years 2010 and 2009 the holders of the Convertible Notes did not exercise their conversion rights and, as a result, the Company did not issue any shares of common stock. On October 7, 2010, a new conversion into shares has been made, reaching 1,259,608,411 shares at the date of these Consolidated Financial Statements.

As of June 30, 2010 holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$ 2.8 million for a face value of Ps. 0.1 each. As of June 30, 2010 the outstanding balance of Convertible Notes amounted to US$ 47.2 million.

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

d. Reserve for new developments and voluntary reserve for general purposes

Under Argentine law, companies are allowed to transfer portions of accumulated retained earnings to special reserves. These special reserves may be for general purposes or for specific uses such as new developments. The transfer of accumulated retained earnings to these special reserves is shown in the shareholder’s equity. These reclassifications have no impact on the total shareholders’ equity of the Company. The Company may also transfer previously reserved amounts out to retained earnings for distribution purposes.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

6. Balances and transactions with related parties

The following is a summary of the balances with related parties:

Company	Balance receivable (payable) as of June 30, 2010
	Other investments, net - Current	Accounts receivable, net - Current	Other receivables and prepaid expenses, net - Current	Other receivables and prepaid expenses, net - Non-current	Trade accounts payable – Current	Trade accounts payable – Non-current	Short- term debt	Long- term debt	Customer advances – Current	Other liabilities - Current	Other liabilities Non-current
Banco Hipotecario S.A. (2)	728	354	—	—	—	—	(20,000)	—	(343)	—	—
Cactus S.A. (3)	—	17	—	—	(3)	—	—	—	—	—	—
Canteras Natal Crespo S.A. (11)	—	2	—	—	—	—	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	3	—	—	(5)	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5) (ii)	—	1,161	4,854	—	(16,908)	—	(215)	(19,655)	—	—	—
Cyrsa S.A. (11)	—	146	—	—	(206)	—	—	—	—	—	—
Directors	—	2	5	—	—	—	(3)	(68)	—	(9,352)	(12)
E-Commerce Latina S.A. (7)	—	20	—	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	(261)	—	—	—	—	—	—
Fundación IRSA (4)	—	6	—	—	—	—	—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	7	—	—	(6)	—	—	—	—	—	—
IRSA (9) (i) (ii)	—	3,779	—	—	(5,184)	—	(20,720)	(293,890)	(63)	—	—
Llao Llao Resorts SA (7)	—	10	—	—	(40)	—	—	—	—	—	—
Metroshop S.A. (10)	—	—	—	14,687	—	(12,158)	—	—	—	—	—
Museo de los Niños (4)	—	1,084	—	—	(5)	—	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	(6)	—	—	—	—	—	—
Parque Arauco S.A. (9)	—	—	—	—	—	—	(2,716)	(60,822)	—	—	—
Personnel	—	—	1,906	—	—	—	—	—	—	—	—
Tyrus S.A. (7)	—	—	47	—	—	—	—	—	—	—	—

Total	728	6,591	6,812	14,687	(22,624)	(12,158)	(43,654)	(374,435)	(406)	(9,352)	(12)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

6. Balances and transactions with related parties (continued)

Company	Balance receivable (payable) as of June 30, 2009
	Other investments, net - Current	Accounts receivable, net - Current	Other receivables and prepaid expenses, net - Current	Other receivables and prepaid expenses, net - Non-current	Trade accounts payable – Current	Trade accounts payable – Non-current	Short- term debt	Long- term debt	Other liabilities - Current	Other liabilities – Non-current
Agropecuaria Anta S.A. (1)	—	—	—	—	(1)	—	—	—	—	—
Banco Hipotecario S.A. (2)	633	5	—	—	—	—	—	—	—	—
Cactus S.A. (3)	—	13	—	—	(3)	—	—	—	—	—
Consorcio de Propietarios Libertador 498 (4)	—	10	—	—	(1)	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	3	—	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5) (ii)	—	4,329	—	—	(3,661)	—	(208)	(18,985)	(243)	—
Cyrsa S.A. (11)	—	124	—	—	(200)	—	—	—	—	—
Directors	—	—	27	—	—	—	(1)	(65)	(1,836)	(12)
E-Commerce Latina S.A. (7)	—	51	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	(183)	—	—	—	—	—
Fundación IRSA (4)	—	4	—	—		—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	5	—	—	(6)	—	—	—	—	—
Hoteles Argentinos S.A. (7)	—	—	—	—	(43)	—	—	—	—	—
Inversiones Ganaderas S.A. (1)	—	—	—	—	(1)	—	—	—	—	—
Inversora Bolívar S.A. (7)	—	41	—	—	(2,827)	—	—	—	—	—
IRSA (9) (i) (ii)	—	3,896	6,580	—	(13,672)	—	(7,227)	(310,904)	—	—
Metroshop S.A. (10)	—	—	2,265	22,509	—	(8,438)	—	—	—	—
Museo de los Niños (4)	—	792	—	—	(5)	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	(6)	—	—	—	—	—
Parque Arauco S.A. (9)	—	—	—	—	—	—	(2,609)	(58,749)	—	—
Personnel	—	—	1,109	—	—	—	—	—	—	—

Total	633	9,273	9,981	22,509	(20,614)	(8,438)	(10,045)	(388,703)	(2,079)	(12)

(i)	As discussed in Note 14, in July 2002 the Company issued US$ 50 million of Convertible Notes, of which US$ 30 million were purchased by IRSA, the principal shareholder of the Company. In addition, during the years ended June 30, 2004 and 2005 IRSA acquired US$ 1 million and US$ 2 million of Convertible Notes, respectively. Also, during the year ended June 30, 2005 IRSA exercised its conversion rights and converted US$ 1.3 million of Convertible Notes. As a result, at both June 30, 2010 and 2009 IRSA holds US$ 31.7 million of the Company’s Convertible Notes, respectively. For details of the issuance, see Note 14.
(ii)	As discussed in Note 14, in May 2007 the Company issued an aggregate amount of US$ 170.0 million of Non-Convertible Notes in two series. During the year ended June 30, 2010, IRSA holds Series I Notes and Series II Notes for a face value of US$ 39.6 million and Ps. 33.2 million, respectively. For details of the issuance, see Note 14.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

6. Balances and transactions with related parties (continued)

The following is a summary of the transactions with related parties:

Company	(Expense) income included in the Statements of Operations for the years ended June 30,
	2010			2009				2008
	Administrative expenses	Financial results, net	Shared services	Administrative expenses	Financial results, net	Other income (expenses), net	Shared services	Administrative expenses	Financial results, net	Other income (expenses), net	Shared services
Cresud S.A.C.I.F. y A. (5)	—	(4,100)	(16,697)	—	(2,677)	—	896	—	1	—	826
Directors	(22,408)	(9)	—	(11,808)	(11)	—	—	(12,475)	(2)	—	—
Directors of Banco Hipotecario S.A. (2)	—	—	—	—	(8)	—	—	—	(2)	—	—
E-Commerce Latina S.A. (7)	—	—	—	—	—	—	—	—	7	—	—
Estudio Zang, Bergel y Viñes (8)	(1,862)	—	—	(2,472)	—	—	—	(991)	—	—	—
Fundación IRSA (4)	—	—	—	—	—	3,218	—	—	—	(4,635)	—
Inversora Bolívar S.A. (7)	—	—	—	(3,920)	—	—	—	(1,898)	24	—	—
IRSA (9)	(4,007)	(37,869)	547	—	(50,277)	—	(2,118)	—	(7,630)	—	(636)
Parque Arauco S.A. (9)	—	(8,049)	—	—	(17,473)	—	—	—	(3,720)	—	—
Personnel	—	12	—	—	108	—	—	—	80	—	—

Total	(28,277)	(50,015)	(16,150)	(18,200)	(70,338)	3,218	(1,222)	(15,364)	(11,242)	(4,635)	190

1.	Subsidiary of Cresud S.A.C.I.F. y A., controlling shareholder of IRSA.
2.	Equity investee of IRSA.
3.	Equity investee of Cresud S.A.C.I.F. y A..
4.	Related to IRSA.
5.	Controlling shareholder of IRSA.
6.	Equity investee of IRSA.
7.	Subsidiary of IRSA.
8.	Related to the Board of Directors.
9.	Controlling shareholder of the Company.
10.	Venturer.
11.	Venturer of IRSA.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

7. Financial results, net

	Years ended June 30,
	2010		2009		2008
Generated by assets:
Interest income from past-due receivables	Ps.	7,375	Ps.	5,959	Ps.	4,761
Effect on the present value accounting		3,113		(13,124)		(4,175)
Mortgage loans interest in Torres de Abasto		56		73		99
Results from financial investments		391		3,916		14,141
Other interest		558		1,446		1,511
Foreign currency exchange gain		860		16,820		4,753
Other holding results		(10,176)		2,970		14,294

	Ps.	2,177	Ps.	18,060	Ps.	35,384

Generated by liabilities:
Financial expenses	Ps.	(79,773)	Ps.	(56,857)	Ps.	(52,243)
Other interest		(107)		(293)		(149)
Interest on taxes payable		(8,758)		(8,563)		(824)
Foreign currency exchange (loss) gain		(23,305)		(83,864)		7,665
(Loss) Gain from derivative instruments (Note 11)		(2,582)		9,436		(4,100)
Gain from repurchase of Non-Convertible Notes		—		13,202		879

	Ps.	(114,525)	Ps.	(126,939)	Ps.	(48,772)

	Ps.	(112,348)	Ps.	(108,879)	Ps.	(13,388)

8. Segment information

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

This segment includes the origination of loans and credit card receivables and related securitization programs carried through Tarshop and Metroshop.

•	Others

This segment primarily includes the operating results of the Company’s construction and/or barter transactions and sale of residential properties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

8. Segment information (continued)

The Company’s primary operations are located in Argentina. All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

As of and for the year ended June 30, 2010:

	Leases and services		Consumer financing		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2010
Revenues	Ps.	518,463	Ps.	265,346	Ps.	1,172	Ps.	784,981	Ps.	(i) (108)	Ps.	784,873
Costs		(158,559)		(102,980)		(328)		(261,867)		(i) (ii) 3,035		(258,832)

Gross profit	Ps.	359,904	Ps.	162,366	Ps.	844	Ps.	523,114	Ps.	2,927	Ps.	526,041

Selling expenses		(37,134)		(125,562)		(43)		(162,739)		—		(162,739)
Administrative expenses		(56,140)		(25,234)		(60)		(81,434)		—		(81,434)
Gain from recognition of inventories at net realizable value		—		—		1,162		1,162		—		1,162
Net income from retained interest in securitized receivables		—		37,470		—		37,470		—		37,470

Operating income	Ps.	266,630	Ps.	49,040	Ps.	1,903	Ps.	317,573	Ps.	2,927	Ps.	320,500

Amortization of goodwill		(1,017)		(628)		—		(1,645)		—		(1,645)
Financial results, net		(92,848)		(16,534)		(39)		(109,421)		(ii) (2,927)		(112,348)
Other income (expenses), net		(1,320)		(1,984)		—		(3,304)		—		(3,304)

Income before taxes and minority interest	Ps.	171,445	Ps.	29,894	Ps.	1,864	Ps.	203,203	Ps.	—	Ps.	203,203

Income tax expense		(68,086)		(10,473)		(666)		(79,225)		—		(79,225)
Minority interest		(4,718)		(158)		—		(4,876)		—		(4,876)

Net income	Ps.	98,641	Ps.	19,263	Ps.	1,198	Ps.	119,102	Ps.	—	Ps.	119,102

Depreciation and amortization		113,337		8,622		—		121,959		—		121,959
Acquisitions of fixed assets		58,914		2,176		—		61,090		—		61,090
Operating assets		1,829,171		277,486		22,227		2,128,884		—		2,128,884
Non operating assets		371,552		200,783		—		572,335		(216,669)		355,666

Total Assets	Ps.	2,200,723	Ps.	478,269	Ps.	22,227	Ps.	2,701,219	Ps.	(216,669)	Ps.	2,484,550

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

8. Segment information (continued)

As of and for the year ended June 30, 2008:

	Leases and services		Consumer financing		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2008
Revenues	Ps.	347,252	Ps.	291,030	Ps.	3,729	Ps.	642,011	Ps.	(i)(1,857)	Ps.	640,154
Costs		(98,820)		(106,421)		(3,579)		(208,820)		(i) (ii) 2,833		(205,987)

Gross profit	Ps.	248,432	Ps.	184,609	Ps.	150	Ps.	433,191	Ps.	976	Ps.	434,167

Selling expenses		(24,808)		(194,726)		(299)		(219,833)		—		(219,833)
Administrative expenses		(40,374)		(10,675)		(1)		(51,050)		—		(51,050)
Net loss from retained interest in securitized receivables		—		(1,261)		—		(1,261)		—		(1,261)
Gain from recognition of inventories at net realizable value		—		—		185		185		—		185

Operating income (loss)	Ps.	183,250	Ps.	(22,053)	Ps.	35	Ps.	161,232	Ps.	976	Ps.	162,208

Equity loss from related companies		(14)		—		—		(14)		—		(14)
Amortization of goodwill		(1,960)		(242)		—		(2,202)		—		(2,202)
Financial results, net		(13,833)		1,222		199		(12,412)		(ii) (976)		(13,388)
Other income, net		4,975		3,800		—		8,775		—		8,775

Income (loss) before taxes and minority interest	Ps.	172,418	Ps.	(17,273)	Ps.	234	Ps.	155,379	Ps.	—	Ps.	155,379

Income tax expense		(74,910)		(1,522)		(82)		(76,514)		—		(76,514)
Minority interest		(2,606)		3,711		—		1,105		—		1,105

Net income (loss)	Ps.	94,902	Ps.	(15,084)	Ps.	152	Ps.	79,970	Ps.	—	Ps.	79,970

Depreciation and amortization		75,125		4,060		—		79,185		—		79,185
Acquisitions of fixed assets		265,142		6,822		—		271,964		—		271,964
Operating assets		1,530,555		113,051		821		1,644,427		—		1,644,427
Non operating assets		390,038		197,629		—		587,667		—		587,667

Total Assets	Ps.	1,920,593	Ps.	310,680	Ps.	821	Ps.	2,232,094	Ps.	—	Ps.	2,232,094

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

9. Additional information on assets and liabilities

The aging of main assets and liabilities as of June 30, 2010 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Other investments, net (1)	Ps.	94,116	Ps.	10,411	Ps.	30,628	Ps.	10,620	Ps.	17,293	Ps.	16,661	Ps.	12	Ps.	179,741
Accounts receivable, net		141,417		42,862		26,531		16,107		25,572		95,395		351		348,235
Other receivables and prepaid expenses, net		57,729		3,887		3,083		2,141		5,968		95		114,507		187,410

	Ps.	293,262	Ps.	57,160	Ps.	60,242	Ps.	28,868	Ps.	48,833	Ps.	112,151	Ps.	114,870	Ps.	715,386

Liabilities
Trade accounts payable	Ps.	185,308	Ps.	8,491	Ps.	205	Ps.	188	Ps.	416	Ps.	31,142	Ps.	22,953	Ps.	248,703
Customer advances		33,205		21,546		20,637		13,324		89,164		671		1,856		180,403
Short-term and long-term debt		44,996		57,288		10,559		91,460		678,145		—		—		882,448
Other liabilities (2)		51,018		59,101		4,742		2,050		34,990		62		59,730		211,693

	Ps.	314,527	Ps.	146,426	Ps.	36,143	Ps.	107,022	Ps.	802,715	Ps.	31,875	Ps.	84,539	Ps.	1,523,247

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Other investments, net (1)	Ps.	—	Ps.	—	Ps.	44,913	Ps.	—	Ps.	117,535	Ps.	17,293	Ps.	179,741
Accounts receivable, net		109,525		13,789		563		154		212,575		11,629		348,235
Other receivables and prepaid expenses, net		1,391		—		30,553		—		38,226		117,240		187,410

	Ps.	110,916	Ps.	13,789	Ps.	76,029	Ps.	154	Ps.	368,336	Ps.	146,162	Ps.	715,386

Liabilities
Trade accounts payable	Ps.	117,310	Ps.	320	Ps.	—	Ps.	—	Ps.	108,025	Ps.	23,048	Ps.	248,703
Customer advances		—		—		300		2,551		90,939		86,613		180,403
Short-term and long-term debt		95,184		681,075		95,418		—		13,701		(2,930)		882,448
Other liabilities (2)		2,565		22,014		13,235		—		124,062		49,817		211,693

	Ps.	215,059	Ps.	703,409	Ps.	108,953	Ps.	2,551	Ps.	336,727	Ps.	156,548	Ps.	1,523,247

(1)	Includes mutual funds, government bonds, mortgage bonds, TDFs, retained interests in securitized receivables and allowance for impairment of CPs.
(2)	Includes salaries and social security payable, taxes payable, other liabilities and provisions.

10. Tarshop and Metroshop credit card and personal loans receivables securitization

The Company has ongoing revolving year securitization programs through which Tarshop and Metroshop, both subsidiaries of the Company, transfer a portion of their customer credit card and personal loans receivable balances to master trusts that issue certificates to public and private investors.

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

At the time of the securitization, Tarshop and Metroshop transfer credit card and personal loans receivables to the trust in exchange for cash and retained interests in the trust (CPs). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to Tarshop and Metroshop on a monthly basis according to a schedule until all TDFs are fully paid. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses, net” in the accompanying Consolidated Balance Sheets. CPs are carried at their equity value based on the financial statements issued by the trusts, less allowances for impairment if the carrying amount exceeds their estimated recoverable value and classified as “Other investments, net” in the accompanying Consolidated Balance Sheets. Gain or losses on CPs are reported as a component of “Net income (loss) from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Tarshop and Metroshop recognize a result on the sale of receivables when the carrying value of transferred credit card and personal loans receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income (loss) from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Expenses related to the securitization of receivables are expensed as incurred.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

10. Tarshop and Metroshop credit card and personal loans receivables securitization (continued)

The consumer financing segment has recorded a gain of Ps. 37.5 million, a loss of Ps. 46.0 million and a loss of Ps. 1.3 million in retained interest in securitized receivables for the years ended June 30, 2010, 2009 and 2008, respectively.

As of June 30, 2010 the Company has 16 securitization programs outstanding from Tarshop and 12 securitization programs outstanding from Metroshop, pursuant to which have sold an aggregate amount of Ps. 960.9 million and Ps. 235.8 million, for Tarshop and Metroshop, respectively, of its customer credit card receivable balances to Trusts in exchange for Ps. 805.5 million and Ps. 191.0 million, for Tarshop and Metroshop, respectively, in cash proceeds, Ps. 23.9 million and Ps. 1.7 million, for Tarshop and Metroshop, respectively, variable rate interest TDFs, and Ps. 122.5 million and Ps. 43.1 million, for Tarshop and Metroshop, respectively, nominal value subordinated CPs. Under the securitization programs, the Trusts issued Ps. 40 million and Ps. 10.6 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 12%, Ps. 225.3 million and Ps. 37.6, for Tarshop and Metroshop, respectively, TDFs which pay variable interest rate with a floor of 12.5%, Ps. 71.2 million and Ps. 8.9 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 13%, Ps. 52.7 million for Tarshop TDFs which pay a variable interest rate with a floor of 14.5%, Ps. 94.4 million and Ps. 27.2 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 15%, Ps. 202.7 million and Ps. 9 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 16%, Ps. 53.5 million and Ps. 59.1 million, for Tarshop and Metroshop, respectively, TDFs which pay a variable interest rate with a floor of 17%, Ps. 16.8 million for Metroshop TDFs which pay a variable interest rate with a floor of 17.5%, Ps. 21.9 million for Metroshop TDFs which pay a variable interest rate with a floor of 18 % and Ps. 65.6 million for Tarshop TDFs which pay a variable interest rate with a floor of 23%. Except for certain TDFs acquired by Tarshop and Metroshop as mentioned above, the TDFs were sold to other investors through a public offering in Argentina. As mentioned above, as a credit protection for investors, the trusts have established cash reserves amounting to Ps. 4.7 million and Ps. 0.7 million, for Tarshop and Metroshop, respectively.

11. Derivative financial instruments

According to the Company’s risk management strategy, the Company may enter into certain derivative transactions to minimize financial costs. The Company did not apply hedge accounting for these transactions. The Company did not enter into derivative financial instruments for trading or speculative purposes. The Company did not enter into any new derivative agreement.

As of June 30, 2010, 2009 and 2008 the accumulated results related to derivative financial instruments amounted to a loss of Ps. 2,582, a gain of Ps. 9,436 and a loss of Ps. 4,100, respectively.

12. Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2010		2009		2008
Numerator:
Net income (loss) available to common shareholders	Ps.	119,102	Ps.	(22,060)	Ps.	79,970
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes (i)		18,097		—		14,566
Foreign currency exchange loss (gain) on Convertible Notes (i)		6,329		—		(3,212)
Income tax effect		(8,549)		—		(3,974)

Net income available to common shareholders plus assumed conversions (ii)	Ps.	134,979	Ps.	(22,060)	Ps.	87,350

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

12. Earnings per share (continued)

	Year ended June 30,
	2010		2009		2008
Denominator:
Weighted-average number of shares outstanding	Ps.	782,064	Ps.	782,064	Ps.	782,064
Plus: incremental shares of assumed conversions:
Convertible Notes		1,793,245		—		1,460,760

Adjusted weighted-average number of shares (ii)	Ps.	2,575,309	Ps.	782,064	Ps.	2,242,824

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.15	Ps.	(0.03)	Ps.	0.10
Diluted net income (loss) per common share (i)	Ps.	0.05	Ps.	(0.03)	Ps.	0.04

(i)	See Note 14 for details of the issuance of Convertible Notes.
(ii)	For the year ended June 30, 2009, the computation of diluted earnings (losses) per share excludes the incremental shares from the assumed conversion of the Convertible Notes because their inclusion would be anti-dilutive.

On October 7, 2010, the holders of Notes convertible into the Company’s shares exercised the conversion right. Consequently, the Company issued 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retired Notes for a face value for US$ 15.5 million. As from the conversion, the number of Company’s shares goes from 782,064,214 to 1,259,608,411.

13. Income taxes

The Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Resolution CD 93/2005 issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company elected to continue treating differences as permanent. The estimated effect as of June 30, 2010 that the adoption of the abovementioned criteria would have generated would have been a decrease in deferred liabilities of approximately Ps. 12.1 million which should be recorded in the Consolidated Balance Sheets accounts of previous years for Ps. 125.9 million and in the Consolidated Balance Sheets accounts of the fiscal year for Ps. 113.8 million.

Income tax expense for the years ended June 30, 2010, 2009 and 2008 consisted of the following:

	2010		2009		2008
Current income tax expense	Ps.	91,759	Ps.	54,664	Ps.	78,393
Deferred income tax benefit		(12,534)		(37,882)		(1,879)

Income tax expense	Ps.	79,225	Ps.	16,782	Ps.	76,514

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

13. Income taxes (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2010 and 2009 are presented below:

	Balances as of June 30, 2009		Changes for the year		Balances as of June 30, 2010
Deferred tax assets and liabilities:
Accounts receivable	Ps.	11,986	Ps.	(1,174)	Ps.	10,812
Other receivables and prepaid expenses		4,380		(890)		3,490
Inventory		(2,804)		82		(2,722)
Investments		(20,888)		(3,611)		(24,499)
Fixed assets		(29,672)		5,022		(24,650)
Intangible assets		(5,057)		(2,920)		(7,977)
Salaries and social security payable		1,738		(487)		1,251
Short-term and long-term debt		(3,573)		3,104		(469)
Trade accounts payable		3,058		(3,058)		—
Customer advances		32,695		5,008		37,703
Other liabilities		225		454		679
Provisions		1,065		1,653		2,718
Tax loss carryforwards (i)		38,421		29,005		67,426
Valuation allowance		(8,135)		(44,722)		(52,857)

Net deferred income tax asset	Ps.	23,439	Ps.	(12,534)	Ps.	10,905

(i)	As of June 30, 2010 and 2009 the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 192.6 million and Ps. 109.8 million, respectively, which expire at various dates through 2015.

Income tax expense for the years ended June 30, 2010, 2009 and 2008 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2010		2009		2008
Income tax expense at statutory tax rate on pretax income (loss)	Ps.	71,121	Ps.	(5,918)	Ps.	54,383
Non-deductible expenses		82		(2,334)		8,339
Tax loss carryforwards (i)		(41,826)		—		—
Change in valuation allowance		40,636		7,656		222
Inflation adjustment		12,067		11,784		11,438
Others, net		(2,855)		5,594		2,132

Income tax expense	Ps.	79,225	Ps.	16,782	Ps.	76,514

(i)	During the year ended June 30, 2010, due to a change in tax laws, the Company recognized higher tax loss carryforwards.

14. Issuance of Convertible and Non-Convertible Notes and Securities representing short-term debt

Issuance of Convertible and Non-Convertible Notes

i) Issuance of Convertible Notes

On July 19, 2002, the Company issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million, with a face value of Ps. 0.1 each. That Series was fully subscribed and paid up.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

14. Issuance of Convertible and Non-Convertible Notes (continued)

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: On July 19, 2014.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of June 30, 2010 holders of Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of US$ 2.8 million leading to the issuing of ordinary shares of Ps. 0.1 face value each.

As of June 30, 2010, Convertible Notes amounted to US$ 47.2 million.

On July 19, 2010, the Company settled the interest installment related to the Notes convertible into shares of US$ 50 million, falling due in July 2014, for US$ 2.4 million.

On October 7, 2010, the holders of Notes convertible into the Company’s shares exercised the conversion right. Consequently, the Company issued 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retired Notes for a face value for US$ 15.5 million. As from the conversion, the number of Company’s shares goes from 782,064,214 to 1,259,608,411.

ii) Issuance of Non-Convertible Notes

On May 11, 2007, the Company issued two series of Notes for a total amount of US$ 170 million.

Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of June 30, 2010 total Series I and Series II Notes repurchased by the Company amount to US$ 5 million and US$ 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of June 30, 2010 IRSA was the holder of Series I Notes for a face value of US$ 39.6 million and Series II Notes for a face value of Ps 33.2 million. On October 12, 2010 IRSA sold Series I Notes. Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for a face value of US$ 5.0 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

14. Issuance of Convertible and Non-Convertible Notes (continued)

These issuances are included within the Global Issuance Program of Notes for a face value of up to US$ 200 million authorized by the CNV by means of Resolution No. 15,614 dated April 19, 2007.

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of June 30, 2010 Emprendimiento Recoleta S.A. holds Series III Notes for a face value of Ps 12 million.

iii) Issuance of Short-term Notes of Tarshop (“Valores Representativos de Deuda de Corto Plazo” or “VCPs”)

On December 28, 2009, the Extraordinary Shareholders’ Meeting of Tarshop approved the creation of a Global Program for the issuance of up to US$ 25 million (or its equivalent in other currencies) of VCPs (the “Program”) and its terms and conditions, which was authorized by the CNV on February 15, 2010. Accordingly, on February 23, 2010, Tarshop issued Class I VCPs for a total face value of Ps. 22.7 million. Class I VCPs accrued interest at an annual rate equal to the BADLAR, plus a cap-margin of 400 basic points payable on August 25, 2010 and November 23, 2010. Principal was repaid on November 23, 2010. Subsequently, on August 6, 2010, the CNV authorized a new issuance under the Program and on August 18, 2010, Tarshop issued its Class II VCPs for a total face value of Ps. 40.0 million. Class II VCPs will accrue interest at an annual rate equal to the BADLAR, plus a cap-margin of 400 basic points payable on November 18, 2010, and February 16, March 18, April 18 and May 17, 2011. Principal amount will be repaid on March 18, April 18 and May 17, 2011. The net proceeds from the issuances were used for general working capital needs.

15. Financing and Occupation Agreement with Nai Internacional II, Inc.

The Company acquired Empalme in December, 2006. Prior to the Company´s acquisition, back in August 1996, Empalme had entered into a Financing and Occupancy Agreement with NAI INTERNACIONAL II, INC. (“NAI”) (the “NAI Agreement”) pursuant to which NAI financed the construction of a movie theatre complex and a portion of parking facilities in the Córdoba Shopping for up to US$ 8.2 million. The financing accrued interest at LIBOR plus 1.5%. As part of the NAI Agreement, NAI had the right to occupy a portion of the building for a period of 10 years as from the commencement of NAI operations in October 1997, renewable for four additional periods of 5 years each. Interest payments under the NAI Agreement were to be offset against the lease payments to be received from NAI. The NAI Agreement originally established that in the event that any outstanding loan balance remained unpaid after the total lease period (together with renewals and extensions), the NAI Agreement would be further extended for the lower of a 10-year period or the period necessary to settle the loan. Any unpaid outstanding balance after that extension was to be forgiven by NAI. In July 2002, following the Argentine crisis, the NAI Agreement was amended to, among other matters, (i) pesify the payments, (ii) establish a CER-adjustment indexing clause, and (iii) impose restrictions to Empalme and/or third parties on the use of the space occupied by NAI.

Principal owed as of June 30, 2010 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and customer advances for Ps. 18.7 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

16. Subsequent events

Acquisition of Soleil Factory shopping center business

On July 1, 2010, the Company and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters was transferred to the Company. The transaction excludes any receivable or payable arising out of INCSA business prior to the transaction and a building which currently is being operated as a hypermarket within the same premises. INCSA will surrender the deed of title to the Company within 30 working days as from registration of title with regulatory authorities. The transaction was filed with the National Antitrust Commission. The Company is still in the process of determining the fair values of the net assets acquired for purposes of the purchase price allocation process.

Furthermore, on December 28, 2007, the Company and INCSA had signed a letter of intent to acquire, build and manage a commercial center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. Since the acquisition of the Soleil Factory was completed on July 1, 2010, the Company must now commence the works on May 2, 2011. However, INCSA must comply with certain obligations prior to the commencement of the works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to the Company.

Shopping Neuquén project

On July 5, 2010 the construction of the shopping mall and the hypermarket started.

Additionally, on November 8, 2010, Shopping Neuquén S.A. was served notice of a court resolution establishing the amount of legal costs and fees to be paid by Shopping Neuquén S.A. related to prior litigation with the Municipality (see Note 2.h). The resolution is not firm and Shopping Neuquén S.A. is currently evaluating its course of action.

Paraná plot of land

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows: i) US$ 0.05 million was settled as prepayment on July 14, 2009, ii) US$ 0.1 million was settled upon executing such agreement, and iii) US$ 0.35 million will be paid upon executing the title deed.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later.

The Company will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

Sale of 80% equity interest in Tarshop

On December 22, 2009, the Company´s Board of Directors approved the sale of a 80% interest in Tarshop to BHSA for a sale price of US$ 26.8 million. The transaction was subject to the approval of the Banco Central de la República Argentina, among other things, which approval was obtained on August 30, 2010. The Company and BHSA executed the closing documents on September 13, 2010.

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop has a presence.

Barter agreement with TGLT S.A.

On October 13, 2010, the Company and an unrelated third party, TGLT S.A. (“TGLT”), a real estate developer in Argentina, entered into an agreement to barter the Beruti 3351/59 plot of land acquired back in June 2008 (See Note 2.h) for monetary consideration and future units to be constructed by TGLT on the land. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. The transaction was agreed upon at

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

16. Subsequent events (continued)

US$ 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT may transfer the Company (i) a number of apartments to be determined representing 17.33% of the saleable square meters occupied by apartment units of the future building; (ii) a number of parking spaces to be determined representing 15.82% of the saleable square meters occupied by parking space of the future building; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 therefore; the precedent condition for the transaction was fulfilled on that date. TGLT paid the US$10.7 million on November 5, 2010. On December 16, 2010, it was executed the title deed to the Beruti plot of land.

Shareholders’ meeting

On October 29, 2010, the shareholders met and approved the following matters among other things:

i)	A cash dividend payment of Ps. 113,000 and appropriation of 5% of the net income for the year of Ps. 5,955 to the legal reserve and the remainder of Ps. 147 to the voluntary reserve for general purposes account.

ii)	A compensation package to the Board of Directors for Ps. 21,840.

iii)	A bonus package to management equivalent to 1% of equity.

Adquisition of shares of TGLT

On November 4, 2010, the Company acquired 5,214,662 shares of common stock of TGLT following its initial public offering for Ps. 47.1 million.

Barter transaction with Cyrsa

On December 17, 2010, the Company signed an instrument with Cyrsa which nullifies the rights and obligations assumed in the barter agreement subscribed on July 21, 2008.

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

	Year ended June 30,
	2010		2009		2008
Reconciliation of net income (loss):
Net income (loss) as reported under Argentine GAAP attributable to Alto Palermo S.A.	Ps.	119,102	Ps.	(22,060)	Ps.	79,970
US GAAP adjustments:
• Pre-operating expenses (Note 17.I.b)		(8,399)		(13,291)		492
• Software developed or obtained for internal use (Note 17.I.c)		49		57		60
• Purchase accounting amortization and depreciation expenses (Note 17.I.e)		60,729		1,339		1,906
• Accounting for real estate barter transactions (Note 17.I.f)		—		(2,569)		(150)
• Reversal of gain from valuation of inventories at net realizable value (Note 17.I.g)		(1,162)		—		2,510
• Securitization accounting (Note 17.I.h)		(2,280)		6,737		8,990
• Loss (gain) on available-for-sale securities (Note 17.I.i)		(172)		(3,036)		6,191
• Debtor’s accounting for a modification of convertible debt instruments (Note 17.I.j)		(445)		(395)		(351)
• Amortization of fees related to the Senior Notes (Note 17.I.k)		(97)		70		209
• Present-value accounting (Note 17.I.l)		(2,333)		13,124		4,175
• Reversal of previously recognized impairment losses (Note 17.I.m)		2,627		3,223		3,232
• Reversal of capitalized financial costs (Note 17.I.n)		(52)		(65,587)		5,786
• Revenue recognition - deferred insurance & origination fees (Note 17.I.o)		22,925		(3,378)		(17,121)
• Revenue recognition - deferred commissions (Note 17.I.p)		(3,187)		(4,006)		(3,324)
• Revenue recognition - scheduled rent increases (Note 17.I.q)		18,751		8,013		2,564
• Deferred income tax (Note 17.I.r)		15,958		(25,892)		17,560
• Non-controlling interest on adjustments above		(610)		(12,788)		(3,226)

• Net income (loss) under US GAAP attributable to Alto Palermo S.A.	Ps.	221,404	Ps.	(120,439)	Ps.	109,473

• Non-controlling interest (Note 17.II.s)		5,486		1,158		2,121

• Net income (loss) under US GAAP	Ps.	226,890	Ps.	(119,281)	Ps.	111,594

Earnings per share under US GAAP attributable to Alto Palermo S.A. (Note 17.II.j):
Basic net income (loss) per common share	Ps.	0.28	Ps.	(0.15)	Ps.	0.14
Diluted net income (loss) per common share	Ps.	0.09	Ps.	(0.15)	Ps.	0.05

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

	As of June 30,
	2010		2009
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP attributable to Alto Palermo S.A.	Ps.	828,960	Ps.	765,858
US GAAP adjustments:
•Appraisal revaluation of fixed assets (Note 17.I.a)		(3,953)		(3,953)
•Pre-operating expenses (Note 17.I.b)		(23,693)		(15,294)
•Software developed or obtained for internal use (Note 17.I.c)		(7)		(56)
•Differences in basis relating to purchase accounting
Original value (Note 17.I.d)		93,507		23,856
Purchase accounting - Amortization and depreciation expenses (Note 17.I.e)		23,643		21,385
•Accounting for real estate barter transactions (Note 17.I.f)		(2,719)		(2,719)
•Reversal of gain from valuation of inventories at net realizable value (Note 17.I.g)		(1,162)		—
•Debtor’s accounting for a modification of convertible debt instruments (Note 17.I.j)		1,288		1,733
•Amortization of fees related to the Senior Notes (Note 17.I.k)		182		279
•Present-value accounting (Note 17.I.l)		15,273		17,606
•Reversal of previously recognized impairment losses (Note 17.I.m)		(44,443)		(47,070)
•Reversal of capitalized financial costs (Note 17 I.n)		(60,285)		(60,233)
•Revenue recognition - deferred insurance & origination fees (Note 17.I.o)		(12,603)		(35,528)
•Revenue recognition - deferred commissions (Note 17.I.p)		(25,084)		(21,897)
•Revenue recognition - scheduled rent increases (Note 17.I.q)		33,611		14,860
•Deferred income tax (Note 17.I.r)		(106,182)		(121,283)
•Non-controlling interest on adjustments above		(20,544)		(8,646)

•Shareholders’ equity under US GAAP attributable to Alto Palermo S.A.	Ps.	695,789	Ps.	528,898

•Non-controlling interest (Note 17.II.s)		152,887		131,205

•Shareholders’ equity under US GAAP	Ps.	848,676	Ps.	660,103

Description of changes in shareholders’ equity under US GAAP:

	Year ended June 30,
	2010				2009
	Alto Palermo S.A.		Non- controlling interest	Total	Alto Palermo S.A.		Non- controlling interest	Total
•Shareholders’ equity as of the beginning of the year under US GAAP	Ps.	528,898	131,205	660,103	Ps.	711,937	73,901	785,838
•Cash dividends		(56,000)	(1,158)	(57,158)		(60,238)	—	(60,238)
•Other comprehensive income (Note 17.II.o)		1,487	107	1,594		(2,362)	(43)	(2,405)
•Acquisition of Tarshop		—	(1,574)	(1,574)		—	—	—
•Non-controlling shareholders’ contribution		—	6,744	6,744		—	56,189	56,189
•Non-controlling interest in Arcos		—	12,077	12,077		—	—	—
•Net income (loss) under US GAAP		221,404	5,486	226,890		(120,439)	1,158	(119,281)

•Shareholders’ equity as of the end of the year	Ps.	695,789	152,887	848,676	Ps.	528,898	131,205	660,103

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

a) Appraisal revaluation of fixed assets

As discussed in Note 3.e., under Argentine GAAP, the Company recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore this reserve has been reversed. Since land is not amortized, there is no impact to the Consolidated Statements of Operations.

b) Pre-operating expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-opening activities and other start-up costs. These costs are amortized under the straight-line method generally over a period of three years. Under US GAAP, pursuant to ASC No. 720-15 “Other Expenses – Start-Up Costs” (“ASC No. 720-15”), such costs are charged to income as incurred. The US GAAP adjustment for the years ended June 30, 2010, 2009 and 2008 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expense on costs capitalized under Argentine GAAP and expensed under US GAAP.

c) Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs related to software developed or obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of ASC No. 350-40 “Intangibles - Goodwill and Other - Internal-Use” (“ASC No. 350-40”).

The US GAAP adjustment for the years ended June 30, 2010, 2009 and 2008 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expense on costs capitalized under Argentine GAAP and expensed under US GAAP.

d) Differences in basis relating to purchase accounting

Effective July 1, 2009, the Company applied the provisions of FASB Statement No. 141R “Business Combinations” (FAS 141R) or ASC No. 805 “Business Combinations” (“ASC No. 805”), for all business combinations for which the acquisition date is on or after the beginning of its fiscal year ended June 30, 2010, i.e. July 1, 2009. For all business combinations for which its acquisition date was prior to July 1, 2009, the Company applied the provisions of FAS 141.

Acquisitions for which their acquisition date was before July 1, 2009

As discussed in Note 3.h., under Argentine GAAP, the Company follows the guidance in RT No. 18 in accounting for business combinations. Under Argentine GAAP, the Company applies the purchase method of accounting and accordingly it allocates the purchase price based on the fair value of net assets acquired. When the sum of the individual fair values of the identifiable tangible and intangible assets exceeds the purchase price paid, negative goodwill exists. Under Argentine GAAP, if after a reassessment is made and negative goodwill continues, any amount of negative goodwill is allocated to reduce the value of intangible assets acquired to zero. Any remaining amount of negative goodwill is amortized under the straight-line method over the respective periods.

During the period from July 1, 2005 through June 30, 2009, the Company recognized negative goodwill in two acquisitions, name the “Empalme” and “Mendoza Plaza Shopping” acquisitions.

Under US GAAP, the Company applied the provisions of FAS 141 to the Empalme and Mendoza Plaza Shopping acquisitions. There was no difference between US GAAP and Argentine GAAP in the purchase price allocation process. However, under FAS 141, when negative goodwill existed, eligible assets (tangible and intangible) were subject to pro rata reduction.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

d) Differences in basis relating to purchase accounting (continued)

Accordingly, under US GAAP, certain intangible assets and liabilities were recognized while assigned a zero value under Argentine GAAP. The Company therefore recognized an intangible asset for in-place leases of Ps. 1.3 million and a liability for below-market leases of Ps. 0.3 million in 2008 for the Mendoza Plaza Shopping acquisition and an intangible asset for in-place leases of Ps. 7.3 million and a liability for below-market leases of Ps. 2.4 million in 2007 for the Empalme acquisition. The fair value of below market leases was recorded as deferred income and amortized as additional lease revenue over the remaining contractual lease period and any renewal option periods included in the valuation analysis. Intangible assets associated with at-market in-place leases are amortized as additional expense over the remaining contractual lease term. There was no US GAAP adjustment to equity for these items.

In addition, the US GAAP reconciling item includes various adjustments related to purchase accounting differences for certain business combinations which occurred prior to the year ended June 30, 2005 between US GAAP and Argentine GAAP prior to the adoption of revised accounting standards in Argentina. For business combinations which occurred prior to that date, the application of US GAAP standards to those business combinations resulted in differences between the amount of goodwill recorded for Argentine GAAP and US GAAP purposes. The net book value of goodwill under US GAAP as of June 30, 2010 amounts to Ps. 47.2 million while under Argentine GAAP the net book value of negative goodwill amounts to Ps. 13.5 million. Following the adoption of pre-codification FAS 142 or ASC No. 350 “Intangibles - Goodwill and Others” (“ASC No. 350”), goodwill amortization ceased under US GAAP effective July 1, 2002. Total goodwill under US GAAP as of the date of adoption of ASC No. 350 was Ps. 39.8 million.

The differences between Argentine GAAP and US GAAP described above related to the acquisitions which occurred prior to July 1, 2009 impacted the US GAAP adjustments to net income as described in Note 17.I.e. and representing the net effect of (i) reversing the amortization expense of negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on lower amounts of fixed assets under US GAAP (reduced on a pro rata basis to allocate negative goodwill); (iii) amortization charges for intangible assets recognized under US GAAP (and reduced to zero under Argentine GAAP); and (iv) reversing the amortization of goodwill charged under Argentine GAAP and ceased under US GAAP since June 30, 2002.

Acquisitions for which their acquisition date was after July 1, 2009

As discussed in Note 2.h, on November 27, 2009, the Company completed the acquisition of an 80% controlling interest in Arcos. Arcos is a company holder of a concession right to exploit the land and attached assets owned by the ONABE. The concession is for an initial term of sixteen years renewable at the option of the holder for an additional four year period. Under the concession, the Company is obligated to pay a monthly concession fee of Ps. 0.1 million to ONABE. The land and attached assets (mainly old warehouses and adjacent spaces) are capable of being reconverted into a shopping mall, cultural complex and other recreational facilities after incurring significant capital expenditures. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. The holders of the rights from ONABE were individual persons who did not have the financial feasibility, expertise and scale to obtain the projected returns from the concessioned assets as well-established real estate market participants in the area have. Thus, they agreed to sell their rights to the Company for a fair amount of consideration although far below the fair value of the business. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.h. In the acquisition of Arcos, the principal asset acquired was the concession right and since negative goodwill existed, this intangible was reduced by the amount of negative goodwill absorbing it completely. Therefore, no negative goodwill remained under Argentine GAAP. In addition, under Argentine GAAP, the minority interest was recognized at the proportionate share of the acquiree´s indentifiable net assets (the proportionate share method) at the acquisition date.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

d) Differences in basis relating to purchase accounting (continued)

Under US GAAP, the Company applied the provisions of ASC No. 805 and also determined that this transaction qualifies as a business acquisition. Accordingly, the Company accounted for the acquisition under the purchase method of accounting and allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Under ASC No. 805, the non-controlling interest is recognized at fair value at the date of acquisition. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the fair value of the consideration transferred and any previously held equity interest in the acquiree and any non-controlling interest is a bargain purchase gain and should be recognized in earnings. Acquisition-related costs are considered separate transactions and should not be included as part of the consideration transferred, but rather expensed as incurred.

As a result of the above explanation, the US GAAP adjustment for the acquisition of Arcos represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 58.8 million; (ii) the recognition of the non-controlling interest at fair value for Ps. 12.1 million; and (iii) the charge expense of transaction costs for Ps. 0.4 million.

Pro forma results as if the acquisition had occurred as of the beginning of the comparative fiscal year have not been presented based on materiality grounds.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows (in thousands):

Cash and cash equivalents acquired	Ps.	13
Fair value of non-cash assets acquired		103,120
Fair value of liabilities assumed		(8,124)

Fair value of net assets acquired	Ps.	95,009

Minority interest		(12,077)

Purchase price	Ps.	24,108
Seller financing		(14,213)
Cash and cash equivalents acquired		(13)
Advance payments		(2,254)

Net cash paid for the acquisition	Ps.	7,628

Acquisition of Soleil Factory shopping center business

On July 1, 2010, the Company and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets, lease agreements, titles to the brand names and rights to build certain number of square meters was transferred to the Company. The transaction excludes any receivable or payable arising out of INCSA business prior to the transaction and a building which currently is being operated as a hypermarket within the same premises. The Company is analyzing the current value of the identifiable assets and liabilities acquired, as established in the FAS 141 (R).

Treatment of goodwill

Effective July 1, 2002, the Company does not amortize goodwill under US GAAP. ASC 350 requires the Company to periodically test for goodwill impairment, at least annually, or sooner if evidence of possible impairment arises. The Company performs its annual impairment testing as of June 30, using a two-step process that begins with an estimation of the fair values of the reporting units that have goodwill.

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

The Company performed step 1 impairment tests of recorded goodwill as of June 30, 2010 amounting to Ps. 47.2 million. The step 1 tests indicated that the fair values of the reporting units, calculated primarily using discounted expected future cash flows, exceeded their carrying values as of the test dates. Accordingly, step 2 of the impairment tests was not required to be performed for those reporting units, and no impairment charges were necessary.

e) Purchase accounting - Amortization and depreciation expenses

This reconciling item should be read in conjunction with item 17.I.d. above.

Acquisitions for which their acquisition dates was before July 1, 2009

Under Argentine GAAP, goodwill continued to be amortized. As a result, the US GAAP adjustment to income represents the reversal of the amortization expense on goodwill under Argentine GAAP totaling Ps. 2.7 million, Ps. 2.6 million and Ps. 2.9 million for the years ended June 30, 2010, 2009 and 2008, respectively.

Due to the differences in the purchase price allocation process, generally when negative goodwill exists, there are differences in the carrying amount of fixed assets and intangible assets acquired between Argentine GAAP and US GAAP. As a result, the US GAAP adjustment to income represents the net effect of (i) amortization charges for intangible assets recognized under US GAAP; (ii) higher amortization of deferred revenues (below-market leases); (iii) lower depreciation charges on fixed assets; and (iv) reversal of the amortization of the negative goodwill recorded under Argentine GAAP. The net effect of all of these adjustments amounted to a loss of Ps. 0.4 million, Ps. 1.2 million and Ps. 1.0 million during the years ended June 30, 2010, 2009 and 2008, respectively.

Acquisitions for which their acquisition dates was after July 1, 2009

As a result of the explanation in Note 17.II.d, the US GAAP adjustment for the acquisition of Arcos represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 58.8 million and (ii) the charge to expense of transaction costs for Ps. 0.4 million.

f) Accounting for real estate barter transactions

During the years ended June 30, 2009 and 2008 the Company entered into a certain non-monetary transactions with an unrelated party pursuant to which the Company sold parcels of land held for sale in the ordinary course of business in exchange for cash and real estate properties. No barter transactions were consummated during the year ended June 30, 2010.

Under Argentine GAAP, these transactions were recorded based on the fair value of the assets involved and, as a result, gains of Ps. 2.6 million and Ps. 0.1 million were recognized for the years ended June 30, 2009 and 2008, respectively.

Under US GAAP, the Company applies the provisions of ASC No. 845 “Non-monetary Transactions” (“ASC No. 845”). Under ASC No. 845 the Company determined that all of its barter transactions have commercial substance and therefore the transactions must be measured at fair value.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

f) Accounting for real estate barter transactions (continued)

In certain barter transactions, when the Company does not receive a down payment or receives a down payment which is less than 10% of the sales price, the Company follows the deposit method as prescribed under ASC No. 360-20 “Property, Plant and Equipment—Real State” (“ASC No. 360-20”). Under the deposit method the Company does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the liability has been assumed by the buyer. The Company discloses that those items are subject to a sales contract. Therefore, in these cases, under US GAAP, any gain recognized under Argentine GAAP is reversed.

For the years ended June 30, 2009 and 2008, gains of Ps. 2.6 million and Ps. 0.1 million, respectively, recorded under Argentine GAAP were reversed under US GAAP. The US GAAP adjustment reflects the effect of the reversal of the abovementioned gains.

g) Reversal of gain from valuation of inventories at net realizable value

Under Argentine GAAP, inventories for which the title has not yet been transferred but for which a down payment has been received fixing the sales price and the terms and conditions of the agreement provide reasonable assurance about the closing of the transaction and realization of gain, are carried at net realizable value as of year-end (these transactions are considered “consummated” for Argentine GAAP purposes). Under US GAAP, inventories are carried at cost. Therefore, the US GAAP adjustment for the year ended June 30, 2010, represents the reversal of the gain of Ps. 1.2 million recognized under Argentine GAAP.

During the year ended June 30, 2008, the conditions for revenue recognition related to a prior transaction were fulfilled for US GAAP purposes and accordingly the US GAAP reconciling item for such year included a gain of Ps. 2.5 million which had been previously recognized under Argentine GAAP in the year ended June 30, 2007.

h) Securitization accounting

The Company, through its subsidiaries Tarshop and Metroshop, enters into ongoing revolving-period securitization programs transferring credit card receivables to trusts in exchange for cash and retained interests in the trusts (known as “CPs”). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to the Company on a monthly basis according to a schedule until all TDFs are fully paid.

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income (loss) from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses, net” in the accompanying Consolidated Balance Sheets. CPs are carried at their equity value based on financial statements issued by the trusts, less allowances for impairment if the carrying value exceeds their fair value and classified as investments in the accompanying Consolidated Balance Sheets. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, the Company adopted ASC No. 860 “Transfers and Servicing” (“ASC No. 860”). ASC No. 860 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets are allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. ASC No. 860 also provides guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of ASC No. 860, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, the Company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. As of June 30, 2010 and

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

h) Securitization Accounting (continued)

2009, the Company has recorded a servicing liability of Ps. 0.7 million and Ps. 1.5 million, respectively. Following ASC No. 860, the Company elected the amortization method and assessed the increase in the obligation of the servicing liability based on fair value.

The retained interests in securitized credit card receivables are treated as an equity security classified as available-for-sale in accordance with ASC No. 320 “Investments – Debt and Equity Securities” (“ASC No. 320”), and are carried at fair value. At the time of securitization, the retained interest is initially recorded at the basis allocated in accordance with ASC No. 860. This original cost basis is periodically adjusted to fair value, which is based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projects cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) are recorded as a component of other comprehensive income. ASC No. 320 also states that for individual securities classified as available-for-sale an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of operations. Cash reserves are considered retained interests and as such they are considered in calculating the gain or loss on the sale of receivables under US GAAP.

Provided below is an analysis of the securitization accounting adjustments, including a description of each significant component, where appropriate.

The shareholders’ equity adjustments represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts are carried at the lower of their equity value and their fair value. Under US GAAP those retained interests are considered available-for-sale securities in accordance with ASC No. 320 and, as a result, are carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity at June 30, 2010 and 2009 are as follows:

	2010		2009
Equity value, net of allowances, as reported under Argentine GAAP	Ps.	144,913	Ps.	166,822

Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(29,794)		(38,900)

Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.	115,119	Ps.	127,922
Estimated fair value of retained interests related to securitization programs that qualified as a sale under US GAAP		115,119		127,922

US GAAP adjustment	Ps.	—	Ps.	—

The US GAAP adjustments affecting net income as reported under Argentine GAAP for the years ended June 30, 2010, 2009 and 2008 are as follows:

	2010		2009		2008
Reversal of (gains) losses recognized under Argentine GAAP	Ps.	(6,374)	Ps.	21,104	Ps.	25,048
Recognition of gains (losses) under US GAAP on the sale of receivables		4,094		687		(3,868)
Reclassification of unrealized losses (i)		—		(15,054)		(12,190)

US GAAP adjustment	Ps.	(2,280)	Ps.	6,737	Ps.	8,990

(i) As provided by ASC No. 320, ,as of June 30, 2008, the Company determined that the total amount of the decline in fair value below amortized cost was other-than-temporary, recognizing an impairment loss of Ps. 12.2 million. As of June 30, 2009, the Company determined that the decline in fair value below amortized cost is other-than-temporary for those interests in securitized receivables which were issued up to June 30, 2008, recognizing in consequence an impairment of Ps. 15.1 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

h) Securitization Accounting (continued)

Regarding receivables transferred in connection with the Company’s securitization programs that qualified for sale treatment under US GAAP, neither the Company nor the trustee have responsibility over any shortfall or failure in collecting the receivables which are the source of cash payment for the TDF holders. Under no circumstances neither the Company nor the trustee are required to repurchase the securitized receivables. Furthermore, the agreements relating to the securitization stipulate that the rights of the beneficiaries (TDF holders) will not be affected by any financial or liquidity failure of either the trustee or the Company. The agreements also state that the transfer qualifies as a non-recourse transfer of receivables since if receivables are not collected in full, neither the trustee nor the Company is obligated to use its own cash flows to cover any potential shortfall or collection failure.

The following summarizes the changes in the balance of the Company’s retained interests for the years ended June 30, 2010, 2009 and 2008:

	Cost		Estimated unrealized gain (loss) (i)		Fair value (ii)
Balance at June 30, 2007	Ps.	49,984	Ps.	11,625	Ps.	61,609
Increase in retained interest		69,134		—		69,134
Liquidation of retained interests		(2,928)		—		(2,928)
Change in unrealized loss		—		(23,815)		(23,815)
Reclassifications of unrealized losses		(12,190)		12,190		—

Balance at June 30, 2008	Ps.	104,000	Ps.	—	Ps.	104,000
Increase in retained interest		99,895		—		99,895
Liquidation of retained interests		(54,182)		—		(54,182)
Change in unrealized loss		—		(21,791)		(21,791)
Reclassifications of unrealized losses		(15,054)		15,054		—

Balance at June 30, 2009	Ps.	134,659	Ps.	(6,737)	Ps.	127,922
Increase in retained interest		56,724		—		56,724
Liquidation of retained interests		(71,807)		—		(71,807)
Change in unrealized gain		—		2,280		2,280

Balance at June 30, 2010	Ps.	119,576	Ps.	(4,457)	Ps.	115,119

(i)	Unrealized losses for the year ended June 30, 2008 were included in earnings (losses). Unrealized losses for the year ended June 30, 2009 related to those interests in securitized receivables which were issued up to June 30, 2008 were included in earnings (losses).
(ii)	Unrealized gains for the year ended June 30, 2010 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

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

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

h) Securitization Accounting (continued)

The following represents the sensitivity of the current fair value of retained interest in securitizations at June 30, 2010 to changes to key assumptions:

	Impact on fair value of a
	5% interest rate increase		10% interest rate increase
Rates including charges for losses	Ps.	(534)	Ps.	(1,066)

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

i) Available-for-sale securities

Under Argentine GAAP, investments in mutual funds and government and mortgage bonds are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to ASC No. 320 “Investments – Debt and Equity Securities” (“ASC No. 320”), these investments are classified as available-for-sale securities, and accordingly unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity.

j) Debtor’s accounting for a modification of convertible debt instruments

As indicated in Note 15, in August 2002 the Company issued US$ 50 million of Convertible Notes. Under US GAAP, the Company applied ASC No. 470-20 “Debt – Debt with Conversion and Other Options” (“ASC No. 470-20”), which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. Under US GAAP, the Company applied the guidance in ASC No. 470-20 regarding Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios. ASC 470-20 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). No proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

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

Under US GAAP, in November 2006, the EITF reached a final consensus in ASC No. 470-50-40 “Debt – Modifications and Extinguishments—Derecognition” (“ASC No. 470-50-40”), formerly EITF Issue No. 96-19 “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments”. ASC No. 470-50-40 reconsidered the original consensus in the US guidance regarding Accounting for Modification to Conversion Options Embedded in Debt Instruments and Related Issues that the change in fair value of an embedded conversion option should be included in the cash flow analysis under ASC No. 470-50 in determining whether a debt instrument has been modified or extinguished. This Issue considers the accounting for a modification of debt terms (or exchange in debt instruments) when a change in the fair value of an embedded conversion option has occurred or an embedded conversion option has been added or eliminated from the debt instrument.

The consensus stipulates that, in evaluating whether a convertible debt instrument has been modified or extinguished, three aspects of the modification (or exchange of debt instruments) must be considered.

1.	Change in cash flows: If the change in cash flows as prescribed by the analysis under Issue 96-19 is greater than 10% of the carrying value of the original debt instrument, the modification (or exchange of debt instruments) should be accounted for as an extinguishment. This test would not include any changes in fair value to the embedded conversion option.

2.	Change in fair value of the embedded conversion option: If the change in the fair value of the embedded conversion option is greater than 10% of the carrying value of the original debt instrument immediately before the change (or exchange of debt instruments), the modification (or exchange) should be accounted for as an extinguishment.

3.	Addition or removal of an embedded conversion option: The addition or removal of a substantive conversion option would automatically result in extinguishment accounting. Whether an embedded conversion option is substantive would be assessed as of the modification date and would be based on the definition of substantive in ASC No. 470-20.

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

Based on the analysis performed, neither of criteria 1, 2 or 3 above was met. Accordingly, the change of the debt instrument was not accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively, amounting to Ps. 0.4 million for all of the years presented.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

k) Amortization of fees related to the Senior Notes

Under Argentine GAAP, fees and expenses relating to the Series II of Non-Convertible Notes are amortized on a straight-line method over the term of the agreement. Under US GAAP, following ASC No. 310-20 “Receivables – Nonrefundable Fees and Other Costs” (“ASC 310-20”), such costs are amortized over the same period but using the effective interest method.

l) Present-value accounting

Under Argentine GAAP, certain tax credits are present-valued as of year-end. Under US GAAP, present valuing or discounting of these assets is precluded.

m) Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed for the years ended June 30, 2010, 2009 and 2008 amounted to Ps. 0.7 million, Ps. 0.1 million and Ps. 0.1 million, respectively, given rise to higher depreciation charges under Argentine GAAP. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Previously impairment losses reversed under Argentine GAAP increased the asset cost giving rise to higher depreciation expense. These higher depreciation charges are reversed under US GAAP which for the years ended June 30, 2010, 2009 and 2008 amounted to Ps. 3.4 million.

n) Reversal of capitalized financial costs

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the years ended June 30, 2010, 2009 and 2008 related to the PAMSA project. Under US GAAP, the Company applied the provisions of ASC No. 835-20 “Interest - Capitalization of Interest” (“ASC No. 835-20”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under ASC No. 835-20. The US GAAP reconciling item represents the net effect of (i) reversing the foreign exchange differences capitalized under Argentine GAAP related to the acquisition and construction of PAMSA for the years ended June 30, 2010, 2009 and 2008 amounting to a loss of Ps. 1.8 million, a loss of Ps. 65.6 million and a gain of Ps. 5.8 million, respectively; and (ii) the reversal of depreciation expense on foreign exchange differences capitalized under Argentine GAAP and expensed under US GAAP amounting to 1.7 million for the year ended June 30, 2010.

o) Revenue recognition – deferred insurance and origination fees

Under Argentine GAAP, the Company accounts for revenues from life and disability insurance and origination fees, on an up-front basis for the group of credit card and personal loans receivables which are available to be transferred to trusts and those transferred to securitization programs that did not qualify as sale. Under US GAAP, life and disability insurance and origination fees are recognized to income on a straight-line basis over the term of the respective receivables.

p) Revenue recognition – deferred commissions

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

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

q) Revenue recognition – scheduled rent increases

Under Argentine GAAP, revenue from non-cancelable leases subject to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Under US GAAP, the Company applied the provisions of ASC No. 840 “Leases” (“ASC No. 840”) and accordingly, recognized escalated rental revenue under the straight-line method over the term of the leases.

In the determination of the US GAAP adjustment, the Company considered the definition of a lease in ASC No. 840. All lease agreements are cancelable pursuant to Law 23,091 as amended by Law 24,808. This law provides that after an initial six-month period tenants may rescind commercial lease agreements upon 60 days’ written notice by incurring non-significant monetary penalties (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease).

ASC No. 840 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered “noncancelable” for purposes of this definition.

Based on the provisions of ASC No. 840, the Company concluded that, even though the lease are cancelable, lessees would incur significant “economic penalties” if these agreements were to be rescinded prior to maturity. The Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements.

The Company reached this conclusion based on the factors mentioned in ASC No. 840, including (i) the shopping centers’ geographical location and accessibility; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses in renovation, maintenance and improvements.

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

r) Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in ASC No. 740-10 “Income Taxes” (“ASC No. 740-10”) (formerly FIN 48 “Uncertain Tax Positions”). However, as discussed in Note 13, following Resolution CD 93/2005 issued by CPCECABA, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

Under US GAAP, the Company applies ASC No. 830-740 “Foreign Currency Matters – Income Taxes” (“ASC No. 830-740”), which requires such differences to be treated as temporary.

In addition, the US GAAP adjustment includes the effect of deferred income taxes on the reconciling items, as appropriate.

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of the net deferred tax assets related to the consumer financing business, as the future realization of their tax benefits is not considered by management to be more likely than not. During the year ended June 30, 2010, due to a change in tax laws, the Company recognized higher tax loss carry forwards which in the aggregate amounted to Ps. 41.8 million. The Company recorded a valuation allowance of Ps. 52.9 million to provide for deferred tax assets of the consumer financing business, mainly related to the tax loss carry forwards. The legal expiration period for this tax loss carry forwards is five years. In its assessment, the Company has considered the near-term projections of the consumer financing business segment after measures taken by the Company to streamline the operations.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

r) Deferred income tax (continued)

Also, the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, the Company considered the ultimate realization of these tax credits to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

ASC No. 740 prescribes more detailed and specific guidance related to the assessment of the need for a valuation allowance. US GAAP requires the weighting of positive and negative evidence in accordance with its objective verifiability. Furthermore, it indicates that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome thereby requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. When assessing whether a company’s deferred tax asset will be realized, a company’s recent losses or near-term expected losses will generally carry more weight in the assessment than its prior historic profitability or its longer-term projected profitability (which is typically more subjective in nature). Therefore, the existence of a 3-year cumulative loss in a jurisdiction, particularly if it includes multiple periods of significant annual losses without recent evidence of turnaround, will effectively preclude consideration of future profitability in most instances as being objectively verifiable.

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

s) Non-controlling interest

Effective July 1, 2009, the Company applies the provisions of ASC No. 810 “Consolidation” (“ASC No. 810”). Pursuant to ASC No. 810, non-controlling interest is (i) reported as part of equity of the consolidated group; (ii) recorded separately from the parent´s interests; and (iii) clearly identified and labeled to distinguish it from other components of the parent´s equity. The Company has non-controlling interests in more than one subsidiary. The Company determined that all of its non-controlling interests should be reclassified to equity. This reclassification has been made retroactively for all periods presented.

The adjustment represents the effect of the foregoing US GAAP adjustments on the non-controlling interests under Argentine GAAP.

t) Adoption of ASC No. 740 “Income Taxes”

On July 1, 2007, the Company adopted ASC No. 740. ASC No. 740 addresses the accounting and disclosure of uncertain tax positions. ASC No. 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the Financial Statements for a position in accordance with ASC No. 740 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

The adoption of ASC No. 740 did not result in an increase to the net liability for unrecognized tax benefits.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

I. Differences in measurement methods (continued)

t) Adoption of ASC No. 740 “Income Taxes” (continued)

The total amount of unrecognized tax benefits as of the adoption of ASC No. 740 at July 1, 2007 was not significant. The Company classified unrecognized tax benefits not expected to be paid in the next 12 months in other non-current liabilities.

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

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

a) Disclosure of maturities of long-term debt

Scheduled maturities of the long-term debt for the next fiscal years ended June 30 (excluding current portion), as of June 30, 2010, are as follows:

2011	Ps.	—
2012		43,357
2013		—
2014		—
2015		185,653
Thereafter		452,065

	Ps.	(1) 681,075

(1)	Not including deferred debt issuance costs in the amount of Ps. 2.9 million.

b) Disclosure of operating lease information

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 17.I.q) for more information as to how the Company considered this definition.

Minimum future rentals on cancelable leases for each of the five fiscal years as from June 30, 2010 are as follows:

2011	Ps.	235,218
2012		178,104
2013		115,255
2014		47,888
2015		24,901
Thereafter		52,367

	Ps.	653,733

Included in lease revenues for the years ended June 30, 2010, 2009 and 2008 were contingent rentals of Ps. 95.6 million, Ps. 70.9 million and Ps. 73.3 million, respectively.

c) Disclosure of related parties transactions

Pursuant to ASC No. 850 “Related Party Disclosures” (“ASC No. 850”), the Company provides the following additional disclosures of transactions with related parties. This section should be read in conjunction with Note 6 to the Consolidated Financial Statements.

Donations: During the year ended June 30, 2008, the Company had made an unconditional promise to donate Ps. 4.6 million to Fundación IRSA within a twelve-month period. As such the Company had recorded an accrual for Ps. 4.6 million as of June 30, 2008. However, the Company agreed with Fundación IRSA to change the terms of the contribution. Pursuant to the revised agreement, the Company decided not to donate Ps. 4.6 million and replaced such donation with Ps. 1.4 million. Accordingly, in the year ended June 30, 2009, the Company (i) reversed Ps. 4.4 million out of the Ps. 4.6 million of the accrual; and (ii) recorded a cash payment of Ps. 1.4 million, Ps. 0.2 million against use of the accrual recognized in 2008, and the remaining Ps. 1.2 million against “Other income (expenses), net”. No donations were made in the year ended June 30, 2010.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

c) Disclosure of related parties transactions (continued)

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. The Company’s Chairman Eduardo S. Elsztain is also the Chairman of IRSA, shareholder of the Company. In addition, the Company granted Fundación Museo de los Niños (Foundation for Children’s Museum) a 30-year free right to use a determined area of the “Abasto Shopping Center” and “Alto Rosario Shopping Center” to host an interactive learning center for children and adults.

Loans from Major Shareholders: The Convertible Notes mature on July 19, 2014. The Convertible Notes accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps.0.10 par value per share. The conversion rate per U.S. dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of the common shares.

As of June 30, 2010 IRSA and Parque Arauco owned US$ 31.7 million and US$ 15.5 million, respectively, of the Company’s Convertible Notes. As of June 30, 2010, IRSA owned 63.3% of the common shares. Assuming IRSA exercises its conversion rights of all of its Convertible Notes and no exercise of such rights by any of the other bondholders, IRSA would own 83.7% of the common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 65.9% of the common stock.

As of June 30, 2010 IRSA owned Series I and Series II of the Company’s Non-Convertible Notes for a face value of US$ 39.6 million and Ps. 33.2 million, respectively. On October 12, 2010 IRSA sold all of its holdings of Series I Non-Convertible Notes. Additionally, as of June 30, 2010, Cresud S.A.C.I.F. y A. holds Series I Notes for a face value of US$ 5.0 million.

Lease of office property: As of June 30, 2010, the Company leases office and parking space from IRSA, under various long-term lease agreements maturing at various dates from 2008 through 2011. The Company pays an aggregate US$ 0.08 million under the agreements.

Corporate services: The Company shares corporate services (including but not limited to finance, human resources, procurement, internal audit, systems, administration, etc.) with IRSA and Cresud under an Exchange of Operating Services Agreement entered into by all three companies in June 2004 and renewed automatically for two- year periods unless otherwise agreed upon by the parties. The Company pays a monthly fee, primarily through the provision of services to the other parties.

Legal services: The Company contracts legal services from the law firm Zang, Bergel & Viñes. The Company’s Vice-Chairman Saúl Zang; the alternate Directors Juan M. Quintana, Salvador D. Bergel, and Pablo D. Vergara del Carril; the Syndic Ángel. D. Vergara del Carril and the alternate Syndic Armando F. Ricci are members of the law firm Zang, Bergel & Viñes. Legal fees amounted to Ps. 1.9 million, Ps. 2.5 million and Ps. 1.0 million for the years ended June 30, 2010, 2009 and 2008, respectively.

d) Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, the Company applies the provisions of ASC No. 825 “Financial Instruments” (“ASC No. 825”) and ASC No. 815 “Derivatives and Hedging” (“ASC No. 815”). ASC No. 825 requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

d) Disclosure about fair value of financial instruments (continued)

Financial instruments include such items as cash and cash equivalents, accounts receivable and accounts payable and other instruments. ASC No. 825 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. ASC No. 815 requires reporting entities to disclose certain information for derivative financial instruments. For information related to concentration of credit risk, see Note 17.II.f.

The Company provides the information required by ASC No. 820 “Fair Value Measurements and Disclosures” (“ASC No. 820”). ASC No. 820 also establishes a three-tier “fair value hierarchy” that prioritizes inputs that are based on market data and assumptions (observable inputs) over those that represent an entity’s own assumptions (unobservable inputs), as follows:

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

The following table summarizes the fair values of the assets measured at fair value on a recurring basis as of June 30, 2010:

	Level 1		Level 2		Level 3		Total
Assets
Cash and banks	Ps.	27,284	Ps.	—	Ps.	—	Ps.	27,284
Other investments, net (i)		42,354		—		—		42,354
Other investments, net (ii)		—		—		115,119		115,119

Total	Ps.	69,638	Ps.	—	Ps.	115,119	Ps.	184,757

(i)	Includes mutual funds, mortgage bonds issued by BHSA and other government bonds.
(ii)	Corresponds to retained interests in securitized receivables.

There were no liabilities measured at fair value on a recurring basis as of June 30, 2010.

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

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended June 30, 2010:

	Retained interests in securitized receivables
Balance at beginning of year	Ps.	127,922
Issuance of retained interests in securitizations		56,724
Liquidation of retained interests in securitizations		(71,807)
Total gains and (losses):
Included in other comprehensive income		2,280

Balance at end of year	Ps.	115,119

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

Long-term debt: As of June 30, 2010 and 2009, except for the Company’s Convertible Notes and Non-Convertible Notes as discussed below, the carrying amount of long-term debt reported in the consolidated balance sheet approximates their fair value.

The fair value of the Company’s Convertible Notes was Ps. 1,261.9 million and Ps. 812.3 million as of June 30, 2010 and 2009, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

d) Disclosure about fair value of financial instruments (continued)

In addition, the fair value of the Company’s Non-Convertible Notes Series I and II was Ps. 434.4 million and Ps. 79.6 million as of June 30, 2010, respectively, and Ps. 295.1 million and Ps. 84.9 million as of June 30, 2009, respectively. Such fair value was determined based on the market price of the Notes.

Other receivables and other liabilities: The carrying amount of other receivables and other liabilities reported in the consolidated balance sheet approximates fair value due to their short-term nature.

e) Additional disclosures about derivative financial instruments

The Company also provides the information required by ASC No. 815. ASC No. 815 requires an entity to disclose (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under ASC No. 815, and (iii) how derivative instruments affect an entity’s financial position, financial performance, and cash flows. The Company employs derivative financial instruments, including foreign exchange forward contracts, to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not use derivatives for speculation or trading.

Undesignated derivative financial instruments

The Company uses foreign exchange forward contracts, to manage its exposure to foreign currency exchange rate fluctuations from an economic perspective, and for which the Company is unable or has elected not to apply hedge accounting.

Fair value and gains or losses on derivative financial instruments

The following table summarizes the fair values of derivative financial instruments as of June 30, 2010 and 2009:

Derivatives not designated as hedging instruments under ASC No. 815.

Fair Value of Derivative Instruments
	Liability Derivatives
As of June 30,	2010			2009
	Balance Sheet Location		Fair Value	Balance Sheet Location		Fair Value
Foreign exchange future contracts	Other liabilities (Note 4.k)	Ps.	—	Other liabilities (Note 4.k)	Ps.	243

Total derivatives not designated as hedging instruments under ASC No. 815		Ps.	—		Ps.	243

The notional amounts are summarized in Note 11.

The following table summarizes the gains and losses on derivative financial instruments reported in the Consolidated Statement of Operations for the years ended June 30, 2010 and 2009:

Derivatives not designated as hedging instruments under ASC No. 815	Location of (loss) gain recognized in income on derivative	Amount of (loss) gain recognized in income on derivative
		Years ended June 30,
		2010		2009
Foreign exchange contracts	Financial results, net (Note 7)		(2,582)		9,436

		Ps.	(2,582)	Ps.	9,436

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

e) Additional disclosures about derivative financial instruments (continued)

The derivatives entered into by the Company do not contain credit risk related contingent features.

The Company executed all of its derivative financial instruments with Cresud S.A.C.I.F. y A., the majority shareholder of IRSA, the controlling shareholder of the Company, and with financial institutions. All of them are denominated in U.S. dollars. Derivative financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations, and elements of credit risk in the event the counterparty should default. In the unlikely event the counterparty fails to meet the contractual terms of a foreign currency instrument, the Company’s risk is limited to the fair value of the instrument.

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

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiaries Tarshop and Metroshop. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Due to the economy recovery, customers experienced fewer delays in payments and also uncollectibility rates decreased during the year ended June 30, 2010. As of June 30, 2010, the allowance for doubtful accounts decreased Ps. 15.5 million, or 19.6 % as compared to June 30, 2009. Nevertheless, the Company continues closely monitoring the delays, delinquency and uncollectibility rates.

As discussed in Note 10, as of June 30, 2010, Tarshop sold receivables aggregating Ps. 960.9 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated retained interests held by the Company representing Ps. 136.0 million and Ps. 4.7 million escrow reserves for losses and Metroshop sold receivables aggregating Ps. 235.8 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated retained interests held by the Company representing Ps. 7.1 million and Ps. 0.7 million escrow reserves for losses. For the three months ended September 30, 2010, no additional impairment charge related to the retained interests in securitized receivables was recorded.

g) Recently issued accounting pronouncements

For the year ended June 30, 2010, several accounting standards were effective for the Company. The Company provides below a description of those standards which are relevant to the Company’s business only and the impact of their adoption if any.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

g) Recently issued accounting pronouncements (continued)

Recently Issued Accounting Standards

Financial Accounting Standard No. 141 (Revised 2007), “Business Combinations” (“FAS No. 141(R)”) or Accounting Standards Codification (“ASC”) 805, “Business Combinations”

The Company adopted FAS No. 141(R), or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic significantly changed the accounting for business combinations. Under this topic, an acquiring entity is required to recognize all the assets acquired and all the liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Transaction costs are no longer included in the measurement of the business acquired. Instead, these costs are expensed as they are incurred. This topic also includes a substantial number of new disclosure requirements. It applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which for the Company was the beginning of the 2010 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements. See Notes 17.II.d. and 17.II.e. for details.

Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS No. 157”) or ASC 820, “Fair Value Measurements and Disclosures”

The Company adopted FAS No. 157 or ASC 820, on July 1, 2008, the first day of the 2009 fiscal year. FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of Financial Accounting Standards Board (“FASB”) Statement No. 157” (“FSP FAS No. 157-2”), or ASC 820-10, amended ASC 820 by delaying its effective date, by one year, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. In accordance with ASC 820-10, the Company adopted the provisions of ASC 820 to non-financial assets and non-financial liabilities on July 1, 2009, the first day of the 2010 fiscal year. The adoption did not have a material impact on the consolidated financial statements.

Financial Accounting Standards No. 160, “Non-controlling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51” (“FAS No. 160”) or ASC 810-10-65-1, “Consolidation — Transition”

The Company adopted FAS No. 160 or ASC 810-10-65-1, on July 1, 2009, the first day of the 2010 fiscal year. This topic establishes new accounting and reporting standards for non-controlling interests, previously known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of non-controlling interests as equity in the consolidated financial statements separate from the parent’s equity. The amount of net income or loss attributable to the non-controlling interests is included in consolidated net income on the face of the income statement. This topic clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income attributable to the Company when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the non-controlling equity investment on the deconsolidation date. This topic also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interests. This topic is applied prospectively for fiscal years and interim periods within those fiscal years, beginning with the current fiscal year, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. The adoption of this topic did not have a material impact on the consolidated financial statements.

FSP FAS No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies” (“FSP FAS No. 141(R)-1”) or new accounting guidance within ASC 805, “Business Combinations”

The Company adopted FSP FAS No. 141(R)-1, or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic applies to all assets acquired and all liabilities assumed in a business combination that arise from contingencies. This topic states that the acquirer will recognize such an asset or liability if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If it cannot be determined during the measurement period, then

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

g) Recently issued accounting pronouncements (continued)

the asset or liability should be recognized at the acquisition date if the following criteria, consistent with the guidelines for accounting for contingencies, are met: (1) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. The adoption of this topic did not have a material impact on the consolidated financial statements.

FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS No. 142-3”) or ASC 350-30-50-4

The Company adopted FSP FAS No. 142-3, or ASC 350-30-50-4, on July 1, 2009, the first day of the 2010 fiscal year. This topic amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS No. 142”). This topic is intended to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure the fair value of the asset. This topic requires an entity to disclose information related to the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. The adoption of this topic did not have a material impact on the consolidated financial statements.

EITF Issue 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) or new accounting guidance within ASC 323, “Investments-Equity Method and Joint Ventures”

The Company adopted Emerging Issues Task Force (“EITF”) 08-6, or ASC 323, on July 1, 2009, the first day of the 2010 fiscal year concurrently with the adoption of ASC 805 and ASC 820-10-65-1. The intent of this topic is to clarify the accounting for certain transactions and impairment considerations related to equity method investments as modified by the provisions of ASC 805 and ASC 820-10-65-1. The adoption of this topic did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2009-05 “Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value” (“ASU No. 2009-5”)

The Company adopted ASU No. 2009-5, which amends ASU Subtopic 820-10, “Fair Value Measurements and Disclosures-Overall” for the fair value measurement of liabilities, in the second quarter of the 2010 fiscal year. ASU No. 2009-5 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value utilizing one or more of the following techniques: (1) a valuation technique that uses the quoted market price of an identical liability or similar liabilities when traded as assets; or (2) another valuation technique that is consistent with the principles of Topic 820, such as a present value technique. The adoption of ASU No. 2009-5 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-09 “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (“ASU No. 2010-09”)

On February 25, 2010, the FASB issued ASU No. 2010-09 Subsequent Events Topic 855 “Amendments to Certain Recognition and Disclosure Requirements,” effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

g) Recently issued accounting pronouncements (continued)

Accounting Standards Update No. 2010-02 “Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification” (“ASU No. 2010-02”)

In January 2010, the FASB issued ASU No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this statement did not have an impact on the consolidated financial statements relative to non-controlling interests.

Accounting Standards Update No. 2009-09 “Accounting for Investments—Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees” (“ASU No. 2009-09”)

In September 2009, the FASB issued ASU No. 2009-09, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees. This ASU represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Section 323-10-S99-4 was originally entered into the Codification incorrectly. The ASU was effective upon issuance. The adoption of ASU No. 2009-09 did not have material impact on the consolidated financial statements.

Financial Statement of Position (FSP) on Accounting Professional Board (APB) 14-1 “Debt with Conversion and Other Options” or ASC 470 “Debt”

In May 2008, the FASB issued revised guidance on Convertible Debt Instruments. The revised guidance which is now part of ASC 470-20 (formerly Staff Position No. Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). ASC 470-20 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. ASC 470-20 was effective for the Company on July 1, 2009, the first day of the 2010 fiscal year. The adoption of ASC 470-20 did not have an impact on the consolidated financial statements.

Future Adoption of Recently Issued Accounting Standards

Financial Accounting Standards No. 166, “Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140” (“FAS No. 166”) or Accounting Standards Update No. 2009-16, “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” (“ASU 2009-16”) and Financial Accounting Standards No. 167, “Amendments to FASB Interpretation No. 46(R)” (“FAS No. 167”) or Accounting Standards Update No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”)

FAS No. 166, or ASU 2009-16, amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” by: eliminating the concept of a qualifying special-purpose entity (“QSPE”); clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of account eligible for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained (for example beneficial interests) and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. Additionally, on and after the effective date, existing QSPEs (as defined under previous accounting standards) must be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance. The topic requires enhanced disclosures about, among other things, a transferor’s continuing involvement with transfers of financial assets accounted for as sales, the risks inherent in the transferred financial assets that

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

g) Recently issued accounting pronouncements (continued)

have been retained, and the nature and financial effect of restrictions on the transferor’s assets that continue to be reported in the statement of financial position. The topic will be effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009, which for the Company would be July 1, 2010, the first day of our 2011 fiscal year. The Company is currently assessing the impact that the adoption of ASU 2009-16 may have on the consolidated financial statements.

FAS No. 167, or ASU 2009-17, changes the consolidation guidance applicable to a variable interest entity (“VIE”). It also amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. Previously, the guidance required reconsideration of whether an enterprise was the primary beneficiary of a VIE only when specific events had occurred. QSPEs, which were previously exempt from the application of this standard, will be subject to the provisions of this standard when it becomes effective. The topic also requires enhanced disclosures about an enterprise’s involvement with a VIE. The topic will be effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009, which for the Company would be July 1, 2010, the first day of our 2011 fiscal year. The Company is currently assessing the impact that the adoption of ASU 2009-17 may have on the consolidated financial statements.

Accounting Standards Update No. 2010-06 “Improving Disclosures about Fair Value Measurements” (Topic 820) (“ASU No. 2010-6”)

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU No. 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements are presented separately. This standard is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of revised Level 3 disclosure requirements which are effective for interim and annual reporting periods beginning after December 15, 2010. Comparative disclosures are not required in the year of adoption. The Company will adopt the provisions of the standard on July 1, 2010, the first day of the 2011 fiscal year for the Level 1 and 2 disclosures, and on July 1, 2011 or the first day of the 2012 fiscal year for the Level 3 disclosures.

Accounting Standards Update No. 2009-13 “Revenue Recognition: Multiple-Deliverable Revenue Arrangements- a Consensus of the FASB Emerging Issues Task Force” (Topic 605) (“ASU No. 2009-13”)

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)” which amends ASC 605-25, “ Revenue Recognition: Multiple-Element Arrangements.” ASU No. 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. ASU No. 2009-13 also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, ASU No. 2009-13 requires expanded disclosures. These provisions are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Company will adopt the provisions of these amendments on July 1, 2010, the first day of the 2011 fiscal year and is currently evaluating the impact of these amendments to its consolidated financial statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

g) Recently issued accounting pronouncements (continued)

Accounting Standards Update No. 2010-11 “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives” (“ASU No. 2010-11”)

In March 2010, the FASB issued ASU No. 2010-11, “Derivatives and Hedging (Topic 815)—Scope Exception Related to Embedded Credit Derivatives.” ASU No. 2010-11 clarifies that the only form of an embedded credit derivative that is exempt from embedded derivative bifurcation requirements are those that relate to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The provisions of ASU 2010-11 will be effective on July 1, 2010, the first day of the 2011 fiscal year and are not expected to have a significant impact on the Company’s consolidated financial statements.

Accounting Standards Update No. 2010-10 “Consolidation (Topic 810): Amendments for Certain Investment Funds” (“ASU No. 2010-10”)

In February 2010, the FASB issued ASU No. 2010-10, “Consolidation (Topic 810).” The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20. The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board (“IASB”) for certain investment funds when compared with the conclusions reached under Statement 167. The deferral is effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167. Early application is not permitted. The provisions of ASU No. 2010-10 are effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The Company expects the adoption of ASU No. 2010-10 will not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No. 2010-20”)

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which requires new and expanded financial statement disclosures. An entity is required to provide qualitative and quantitative disclosures about the allowance for credit losses, credit quality, impaired loans, modifications, and nonaccrual and past due financing receivables. In addition, the disclosures must be disaggregated by portfolio segment or class of financing receivable based on how a company develops its allowance for credit losses and how it manages its credit exposure. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, which will be on June 30, 2011 for the Company. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010, which will be on July 1, 2011, the first day of the 2012 fiscal year.

Accounting Standards Update No. 2010-17 “Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition- A Consensus of the FASB Emerging Issues Task Force) (“ASU No. 2010-17”)

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This ASU codifies the consensus reached in EITF Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments to the Codification provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

g) Recently issued accounting pronouncements (continued)

substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply 2010-17 retrospectively from the beginning of the year of adoption. Vendors may also elect to adopt the amendments in this ASU retrospectively for all prior periods. The ASU is effective as from July 1, 2010, the first day of the 2011 fiscal year. The Company does not expect the provisions of ASU 2010-17 to have a material effect on the consolidated financial statements.

Proposed new IFRS Standards and Amendments

The International Accounting Standards Board (IASB) generally reviews its own existing standards to enhance their clarity and consistency. Recently, the IASB published an exposure draft on leases, which would transform lease accounting from the existing accounting model with two different types of leases, i.e. operating leases and finance leases, to one single model for all leases. Under the proposed model, lessees would record an asset for its right to use the underlying asset and a liability to pay rentals. On the other hand, the accounting for lessors would reflect the exposure of the lessor to the risks or benefits of the underlying assets. For lessors, when the lease transfers significant risks or benefits of the underlying asset to the lessee the lessor would apply the derecognition approach (derecognizing the asset and recording the right to receive lease payments); and, when the lessor retains exposure to significant risks or benefits of the underlying assets the lessor would apply the performance obligation approach which would require the lessor to keep the asset on its balance sheet and to record a right to receive lease payments and a liability to permit the lessee to use the underlying asset.

These changes are especially relevant to companies that are significant users of real estate like us. A standard in final form is expected in mid 2011, and could require adoption as early as 2012. We currently act as lessors of office space, store space in shopping centers and other properties as part of our principal business. We may also act as lessee to a lesser extent. The adoption of the above-mentioned standard as currently drafted upon transition to IFRS in June 30, 2013 may have a significant impact on our operating results, financial ratios, and potentially our debt covenants. We are currently in the process of analyzing the potential impact of the issuance of this proposed standard as part of our efforts towards the implementation of IFRS. There can be no assurance as to the date of final completion of the standard or whether the final standard will be substantially equivalent to the current draft form.

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

h) Risks and uncertainties (continued)

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

Under US GAAP, the Company followed the guidance in ASC No. 230 “Statement of Cash Flows” (“ASC No. 230”). Under ASC No. 230, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statement of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets as of those dates.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

i) Statement of Cash Flows classification differences (continued)

	As of June 30,
	2010		2009		2008
Cash and banks	Ps.	27,284	Ps.	21,524	Ps.	71,734
Current investments		162,448		186,169		289,542

Total cash and banks and current investments as per balance sheet	Ps.	189,732	Ps.	207,693	Ps.	361,276
Less: Items not considered cash and cash equivalents

• Mutual funds	Ps.	(15,454)	Ps.	(1,424)	Ps.	(10,575)
• Retained interests in securitized receivables, net of allowances		(117,248)		(126,033)		(45,684)
• Mortgage bonds issued by BHSA		(728)		(633)		(1,027)
• Government bonds		(34)		(14,129)		(45,859)
• TDFs		(2,846)		(16,490)		(2,243)

Cash and cash equivalents as shown in the statement of cash flows	Ps.	53,422	Ps.	48,984	Ps.	255,888

Under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by ASC No. 230. The effect of exchange rate changes on cash and cash equivalents for the fiscal years ended June 30, 2010, 2009 and 2008 amounts to Ps. 0.7 million, Ps. 8.7 million and Ps. 0.8 million, respectively.

Under Argentine GAAP, the Company proportionally consolidates the accounts of Metroshop. Under US GAAP, the investment in Metroshop is equity accounted. As a result, differences exist between the amount of cash and cash equivalents reported in the primary statement of cash flows and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under US GAAP. For this reason, cash flows from operating, investing and financing activities are different in a statement of cash flows prepared under US GAAP using Argentine GAAP numbers since each line item would exclude the pro rata equity interest of the accounts of Metroshop.

Under Argentine GAAP, the Company discloses the payment for the acquisition of Tarshop’s minority interest for Ps. 1.5 million as an investing activity. Under US GAAP this payment is classified as a financing activity.

The following table set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	2010		2009		2008
Net cash provided by operating activities	Ps.	126,146	Ps.	69,876	Ps.	175,085
Net cash provided by (used in) investing activities		17,094		(309,431)		79,507
Net cash (used in) provided by financing activities		(135,815)		20,300		(46,492)
Effect of exchange rate changes on cash and cash equivalents		664		8,700		755

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

j) Earnings per share

Under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 12 to the Consolidated Financial Statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in ASC No. 260 “Earnings per Share” (“ASC No. 260”). See Note 3.y. for details.

The following tables set forth the computation of basic and diluted net income per common share under ASC No. 260 for all periods presented:

	Year ended June 30,
	2010		2009		2008
Numerator:
Net income (loss) attributable to Alto Palermo S.A.	Ps.	221,404	Ps.	(120,439)	Ps.	109,473
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		18,650		—		14,917
Foreign currency exchange loss (gain) on Convertible Notes		6,364		—		(3,212)
Income tax effect		(8,599)		—		(3,974)

Net income (loss) plus assumed conversions attributable to Alto Palermo S.A. (i)	Ps.	237,819	Ps.	(120,439)	Ps.	117,204

Denominator:
Weighted-average number of shares outstanding		782,064		782,064		782,064
Plus: incremental shares of assumed conversions:
Convertible Notes		1,793,245		—		1,460,760

Adjusted weighted-average number of shares (i)	Ps.	2,575,309	Ps.	782,064		2,242,824

Basic and diluted EPS attributable to Alto Palermo S.A.:
Basic net income per common share	Ps.	0.28	Ps.	(0.15)	Ps.	0.14
Diluted net income per common share (i)		0.09		(0.15)		0.05

(i)	For the year ended June 30, 2009, the computation of diluted earnings (losses) per share excludes the incremental shares from the assumed conversion of the Convertible Notes because their inclusion would be anti-dilutive.

On October 7, 2010, holders of Notes convertible into the Company’s shares exercised their conversion right. Consequently, the Company issued 477,544,197 shares of common stock with a face value of US$ 15.5 million. As from the conversion, the number of Company’s shares goes from 782,064,214 to 1,259,608,411.

k) Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by ASC No. 712 “Compensation – Nonretirement Postemployment Benefits” (“ASC No. 712”), and ASC No. 710 “Compensation—General” (“ASC No. 710”), which require the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

l) Balance sheet classification differences

The following section contains information regarding certain differences in classification criteria under US GAAP as applied to the Argentine GAAP financial information. This section does not contain information related to total assets, total liabilities, total equity, operating income and net income under US GAAP.

Under Argentine GAAP, assets and liabilities are classified either as current or non-current, principally depending on the expected settlement dates. Under US GAAP, real estate companies generally do not present a classified balance sheet.

Under Argentine tax law, the Company does not prepare a consolidated tax return. Subsidiaries are separate tax entities in the jurisdiction where they operate. Accordingly, under Argentine GAAP, the net deferred tax position by company has been classified as a non-current other receivable or as a non-current tax payable as appropriate. Under US GAAP, the classification of deferred taxes is determined by the classification of the current/non-current asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2010 and 2009, Ps. 34.6 million and Ps. 37.3 million, respectively, would have been classified as current assets; Ps 37.7 million and Ps. 35.2 million, respectively, would have been classified as non-current assets; Ps. 0.3 million and Ps. 1.6 million, respectively, would have been classified as current liabilities, and Ps. 61.1 million and Ps. 47.5 million, respectively, would have been classified as non-current liabilities.

Under Argentine GAAP, deferred debt issuance costs are shown as a deduction of the corresponding liability. Under US GAAP, in accordance with ASC No. 835-30-25 “Interest – Imputation of Interest – Recognition” (“ASC No. 835-20-25”) (formerly APB 21 “Interest on Receivables and Payables”), debt issuance costs should be reported as deferred charges in the balance sheet.

m) Consolidated Statement of Operations classification differences

The following section contains information regarding certain differences in classification criteria under US GAAP as applied to the Argentine GAAP financial information. This section does not contain information related to total assets, total liabilities, total equity, operating income and net income under US GAAP.

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

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with ASC No. 605-45-15 “Revenue Recognition” (“ASC No. 605-45-15”) (formerly EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”) and include these costs incurred as a component of revenue and as a component of operating expenses in the Consolidated Statement of Operations. These

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

m) Consolidated Statement of Operations classification differences costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 217.7 million, Ps. 196.1 million and Ps. 160.7 million for the years ended June 30, 2010, 2009 and 2008, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the ASC No. 605-45-15 be applied to the Argentine GAAP Consolidated Statement of Operations, net revenues under Argentine GAAP would have been Ps. 1,002.6 million, Ps. 838.6 million and Ps. 800.9 million for the years ended June 30, 2010, 2009 and 2008, respectively.

Operating income

Certain expense and/or income items included within “Other income (expenses), net” and “Financial results, net” of the Argentine GAAP Consolidated Statement of Operations would have been included in the determination of operating income under US GAAP. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other income (expenses), net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded.

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 297.6 million, Ps. 112.6 million and Ps. 171.8 million for the years ended June 30, 2010, 2009 and 2008, respectively.

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

The cost and estimated fair values of marketable securities available for sale at June 30, 2010 and 2009 were as follows:

	2010
Instrument	Cost	Unrealized gain	Fair value
Mutual funds	41,148	444	41,592
Mortgage bonds	717	11	728
Government bonds	34	—	34

	2009
Instrument	Cost	Unrealized gain	Fair value
Mutual funds	13,861	120	13,981
Mortgage bonds	470	163	633
Government bonds	14,129	—	14,129

Gross gains of Ps. 5.5 million and Ps. 1.7 million for the years ended June 30, 2010 and 2009, respectively, were realized on those sales.

ASC No. 320-10-65-1 “Investments—Transition Related to FSP 115-2 and FAS 124-2” (“ASC No. 320-10-65-1”) (formerly FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”) established a new method of recognizing and reporting other-than-temporary impairments of debt securities. Prior to the

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

n) Investments in debt and equity securities (continued)

issuance of this guidance, impairments of investments in debt and equity securities classified as available-for-sale or held-to-maturity were evaluated on the basis of whether an entity could assert the ability and intent to hold the investment until a recovery of fair value (which for debt securities may have been maturity). If an entity was unable to make such an assertion, the investment was considered to be other-than-temporarily impaired and the costs basis of the security was written down to current fair value, with the write-down recognized currently in earnings. Also, regardless of intent, if it was probable that an investor would be unable to collect all amounts due according to the contractual terms of a debt security, the investment was considered to be other-than-temporarily impaired and the cost basis of the security was written down to current fair value, with the write-down recognized currently in earnings. The Company used this guidance for the year ended June 30, 2008. No write-downs were recognized for the year then ended.

ASC No. 320-10-65-1 changes existing impairment guidance under ASC No. 320 in the following significant ways for debt securities. The new framework does not apply to equity securities (i.e., impaired equity securities continue to be evaluated under previously existing guidance).

The most significant changes are:

(i)	The “ability and intend to hold” provision is eliminated and impairment is now considered to be other than temporary if an entity (i) intends to sell the security, (ii) more likely than not will be required to sell the security before recovering its cost, or (iii) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell);

(ii)	The “probability” standard relating to the collectability of cash flows is eliminated, and impairment is now considered to be other than temporary if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis of the security (“credit loss”);

(iii)	If an entity intends to sell an impaired debt security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the impairment is other than temporary and should be recognized currently in earnings in an amount equal to the entire difference between fair value and amortized cost;

(iv)	If a credit loss exists, but an equity does not intend to sell the impaired debt security and is not more likely than not to be required to sell before recovery, the impairment is other than temporary and should be separated into (i) the estimated amount relating to credit loss, and (ii) the amount relating to all other factors. Only the estimated credit loss amount is recognized currently in earnings, with the remainder of the loss amount recognized in other comprehensive income.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

o) Comprehensive income (loss)

ASC No. 220 “Comprehensive Income” (“ASC No. 220”) establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose Financial Statements. ASC No. 220 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a Financial Statement that is displayed with the same prominence as other Financial Statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Year ended June 30, 2010
	Alto Palermo S.A.		Non-controlling interest		Total
Net income under US GAAP	Ps.	221,404	Ps.	5,486	Ps.	226,890
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities (i)		5		107		112
Net change in unrealized holding gain on retained interests in securitized receivables (ii)		1,482		—		1,482

Comprehensive income	Ps.	222,891	Ps.	5,593	Ps.	228,484

(i)	Net of income taxes of Ps. (3) and Ps. (57) for Alto Palermo S.A. and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. (798).

	Year ended June 30, 2009
	Alto Palermo S.A.		Non-controlling interest		Total
Net (loss) income under US GAAP	Ps.	(120,439)	Ps.	1,158	Ps.	(119,281)
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities (i)		1,956		18		1,974
Net change in unrealized holding gain on retained interests in securitized receivables (ii)		(4,318)		(61)		(4,379)

Comprehensive (loss) income	Ps.	(122,801)	Ps.	1,115	Ps.	(121,686)

(i)	Net of income taxes of Ps. (1,053) and Ps. (9) for Alto Palermo S.A. and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. 2,325 and Ps. 33 for Alto Palermo S.A. and the non-controlling interest, respectively.

	Year ended June 30, 2008
	Alto Palermo S.A.		Non-controlling interest		Total
Net income under US GAAP	Ps.	109,473	Ps.	2,121	Ps.	111,594
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities (i)		(3,844)		(180)		(4,024)
Net change in unrealized holding gain on retained interests in securitized receivables (ii)		(6,045)		(1,512)		(7,557)

Comprehensive income	Ps.	99,584	Ps.	429	Ps.	100,013

(i)	Net of income taxes of Ps. 2,069 and Ps. 98 for Alto Palermo S.A. and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. 3,256 and Ps. 813 for Alto Palermo S.A. and the non-controlling interest, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

o) Comprehensive income (loss) (continued)

	As of June 30, 2010
	Alto Palermo S.A.		Non-controlling interest		Total
Unrealized holding gain on available-for-sale securities	Ps.	506	Ps.	125	Ps.	631
Unrealized holding loss on retained interests in securitized receivables		(2,836)		—		(2,836)

Accumulated other comprehensive (loss) income	Ps.	(2,330)	Ps.	125	Ps.	(2,205)

	As of June 30, 2009
	Alto Palermo S.A.		Non-controlling interest		Total
Unrealized holding gain on available-for-sale securities	Ps.	501	Ps.	18	Ps.	519
Unrealized holding loss on retained interests in securitized receivables		(4,318)		—		(4,318)

Accumulated other comprehensive (loss) income	Ps.	(3,817)	Ps.	18	Ps.	(3,799)

	As of June 30, 2008
	Alto Palermo S.A.		Non-controlling interest		Total
Unrealized holding loss on available-for-sale securities	Ps.	(1,455)	Ps.	—	Ps.	(1,455)
Unrealized holding gain on retained interests in securitized receivables		—		61		61

Accumulated other comprehensive (loss) income	Ps.	(1,455)	Ps.	61	Ps.	(1,394)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

p) Pro-rata consolidation of Metroshop

As discussed in Note 2.c. under Argentine GAAP the Company consolidates the accounts of Metroshop on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over the subsidiary.

Presented below is the consolidated condensed information of the Company as of June 30, 2010 and 2009 considering Metroshop as an equity investee:

	As of and for the year ended June 30, 2010
	As reported	Elimination of Metroshop accounts	Inclusion of Metroshop as an equity investee	As adjusted
Current assets	596,862	(26,526)	—	570,336
Non-current assets	1,887,688	24,722	—	1,912,410

Total assets	2,484,550	(1,804)	—	2,482,746

Current liabilities	660,739	(1,865)	961	659,835
Non-current liabilities	862,508	(901)	—	861,607

Total liabilities	1,523,247	(2,766)	961	1,521,442

Minority interest	132,343	—	—	132,343
Shareholders’ equity	828,960	—	—	828,960

Revenues	784,873	(13,661)	—	771,212
Gross profit	526,041	(6,541)	—	519,500
Net income	119,102	—	—	119,102

Net cash provided by operating activities	129,561	(2,751)	—	126,810
Net cash provided by investing activities	9,118	27	6,375	15,520
Net cash used in financing activities	(134,241)	6,375	(6,375)	(134,241)

	As of and for the year ended June 30, 2009
	As reported	Elimination of Metroshop accounts	Inclusion of Metroshop as an equity investee	As adjusted
Current assets	514,356	(29,356)	—	485,000
Non-current assets	1,937,159	19,960	—	1,957,119

Total assets	2,451,515	(9,396)	—	2,442,119

Current liabilities	680,385	(3,859)	1,803	678,329
Non-current liabilities	882,713	(7,339)	—	875,374

Total liabilities	1,563,098	(11,198)	1,803	1,553,703

Minority interest	122,559	—	—	122,559
Shareholders’ equity	765,858	—	—	765,858

Revenues	642,565	(14,661)	—	627,904
Gross profit	404,048	(5,357)	—	398,691
Net loss	(22,060)	—	—	(22,060)

Net cash provided by operating activities	71,458	7,118	—	78,576
Net cash used in investing activities	(298,662)	6	(10,775)	(309,431)
Net cash provided by financing activities	20,300	(10,775)	10,775	20,300

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

q) Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2010 prepared in accordance with SEC S-X 12-28.

Description	Encumbrances	Land		Buildings and improvement		Transfers		Improvements / Additions/ Deductions		Total buildings and improvements		Total		Accumulated depreciation		Date of construction	Date acquired	Life on which depreciation in latest Consolidated Statement of Operations is computed
Shopping centers:
• Abasto		Ps.	9,752	Ps.	246,128	Ps.	23	Ps.	73	Ps.	246,224	Ps.	255,976	Ps.	(97,535)	November,1998	—	31
• Alto Palermo			8,694		421,469		38		333		421,840		430,534		(295,551)	October, 1990	November, 1997 and March, 1998	26
• Alto Avellaneda			18,089		177,966		381		1,951		180,298		198,387		(124,933)	October, 1995	November and December, 1997	19
• Paseo Alcorta			11,268		119,458		523		1,271		121,252		132,520		(61,857)	June, 1992	June, 1997	25
• Alto Noa			357		43,143		170		460		43,773		44,130		(22,559)	September, 1994	March,1995, September, 1996 and January, 2000	22
• Patio Bullrich			8,419		160,921		103		616		161,640		170,059		(80,420)	September, 1988	October, 1998	23
• Buenos Aires Design			—		49,210		—		2		49,212		49,212		(40,401)	Between November and December, 1993	November, 1997	20
• Alto Rosario			25,686		66,475		54		459		66,988		92,674		(13,884)	November 2004	—	29
• Mendoza Plaza Shopping			10,546		110,508		(292)		(2,701)		107,515		118,061		(37,510)	June, 1994	December, 2004	22
• PAMSA			123,568		436,431		3,977		35,048		475,456		599,024		(15,670)	Mall May 2009, Office building under construction	November, 2006	28
• Empalme	Antichresis		5,009		90,704		810		3,308		94,822		99,831		(30,873)	March, 1990	December, 2006	16
Neuquén			3,046		9,647		18		244		9,909		12,955		(566)	Under construction	September, 1999	—
Other			3,170		17,625		—		117		17,742		20,912		(2,501)	—	—	—

Total		Ps.	227,604	Ps.	1,949,685	Ps.	5,805	Ps.	41,181	Ps.	1,996,671	Ps.	2,224,275	Ps.	(824,260)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

q) Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2010		2009		2008
Balance, beginning of the year	Ps.	2,177,288	Ps.	1,871,681	Ps.	1,694,412
Additions during the year:
Improvements		44,374		304,999		165,648
Transfers from other fixed assets		5,805		1,313		12,327

	Ps.	2,227,467	Ps.	2,177,993	Ps.	1,872,387

Deductions during the year:
Deductions		(3,192)		(705)		(706)

	Ps.	(3,192)	Ps.	(705)	Ps.	(706)

Balance, end of the year	Ps.	2,224,275	Ps.	2,177,288	Ps.	1,871,681

	Year ended June 30,
	2010		2009		2008
Balance, beginning of the year	Ps.	739,303	Ps.	663,214	Ps.	598,275
Additions during the year	Ps.	87,919	Ps.	76,101	Ps.	64,939
Deductions during the year	Ps.	(2,962)	Ps.	(12)	Ps.	—

Balance, end of the year	Ps.	824,260	Ps.	739,303	Ps.	663,214

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

r) Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2010 prepared in accordance with SEC S-X 12-29.

	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages (1)		Principal amount of receivables subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None		128		50	None
Customer B	14%	May 2014	Monthly	None		77		190	None
Customer C	12%	April 2015	Monthly	None		73		46	None
Customer D	14%	July 2009	Monthly	None		60		235	None
Customer E	14%	April 2014	Monthly	None		58		29	None
Customer F	12%	April 2015	Monthly	None		53		63	None
Customer G	16%	September 2009	Monthly	None		20		72	None
Mortgages Receivables Ps. 30,000-Ps. 49,999	14-17%	September 2009 - January 2011	Monthly	None		126		1	None
Mortgages Receivables Ps. 50,000-Ps. 69,999	14-16%	May 2009 - February 2010 - July 2014	Monthly	None		169		13	None
Mortgages receivables Ps.70,000-Ps.89,999	12-14%	June 2009 - September 2009	Monthly	None		146		18	None

					Ps.	910	Ps.	717

(1)	Includes accrued interest and life insurance.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

r) Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivable is as follows:

	Years ended June 30,
	2010		2009
Balance, beginning of the year	Ps.	711	Ps.	778
Deductions during the year:
Collections of principal		6		(67)

Balance, end of year	Ps.	717	Ps.	711

s) Non-controlling interest

Under Argentine GAAP, the portion of equity in a subsidiary not attributable directly or indirectly to a parent is known as minority interest and is classified as a separate component between the liability and equity sections of the balance sheet (mezzanine section). Net income or loss for the period excludes earnings attributable to the minority interest. For purposes of earnings per share calculations, net income excludes earnings attributable to the minority interest. Therefore, no adjustments to income available to common shareholders are necessary for earnings attributable to the minority interest.

Under US GAAP, the Company adopted ASC No. 810 “Consolidation” (“ASC No. 810”) effective July 1, 2009. ASC No. 810 establishes new accounting and reporting standards for the non-controlling interest, previously known as minority interest, in a subsidiary and for the deconsolidation of a subsidiary. This statement clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. Additionally, consolidated net income is to be reported with separate disclosure of the amounts attributable to the parent and the non-controlling interests. The Company retroactively restated the amounts shown as consolidated shareholders equity, consolidated statement of income, consolidated statement of cash flows and consolidated statements of comprehensive income as required by ASC No. 810.

The Company has non-controlling interests in more than one subsidiary. Accordingly, the Company aggregated its various non-controlling interests in the consolidated financial statements. The adoption of ASC No. 810 resulted in a Ps. 152.9 million reclassification of non-controlling interests from the mezzanine section to shareholders equity on the June 30, 2010 consolidated balance sheet. Net income for the year ended June 30, 2010 was increased by Ps. 5.5 million as a result of the adoption. Prior to the adoption of ASC No. 810 non-controlling interests were deductions to income in arriving at net income. Under ASC No. 810, non-controlling interests are a deduction from net income used to arrive at net income attributable to Alto Palermo S.A. For purposes of earnings per share calculations, net income includes earnings attributable to the minority interest. Therefore, an adjustment to income available to common shareholders is necessary for earnings attributable to the minority interest to determine income attributable to common shareholders of the controlling interest.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

17. Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

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

g. Other expenses

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

a. Fixed assets, net

	Original value										Depreciation								Net carrying value as of June 30
Principal account	Value as of beginning of year		Additions		Deductions		Transfers		Value as of end of year		Accumulated as of beginning of year		Current year				Accumulated as of end of year		2010		2009
													Deductions		Amount (1)
Properties:
Shopping Centers:
•Abasto	Ps.	255,525	Ps.	25	Ps.	—	Ps.	1	Ps.	255,551	Ps.	88,762	Ps.	—	Ps.	8,773	Ps.	97,535	Ps.	158,016	Ps.	166,763
•Alto Palermo		430,047		356		(20)		31		430,414		273,498		—		22,053		295,551		134,863		156,549
•Alto Avellaneda		195,336		1,547		(85)		951		197,749		111,432		—		13,501		124,933		72,816		83,904
•Paseo Alcorta		130,710		749		—		62		131,521		56,706		—		5,151		61,857		69,664		74,004
•Alto Noa		43,465		458		—		170		44,093		20,418		—		2,141		22,559		21,534		23,047
•Buenos Aires Design		49,088		—		—		—		49,088		37,904		—		2,497		40,401		8,687		11,184
•Patio Bullrich		168,303		419		—		99		168,821		72,437		—		7,983		80,420		88,401		95,866
•Alto Rosario		92,117		420		—		90		92,627		11,273		—		2,611		13,884		78,743		80,844
•Mendoza Plaza Shopping		120,500		85		(2,962)		(292)		117,331		35,759		(2,962)		4,713		37,510		79,821		84,741
•Neuquén		10,054		—		—		—		10,054		566		—		—		566		9,488		9,488
•Panamerican Mall		508,716		22,350		—		1,506		532,572		2,148		—		13,522		15,670		516,902		506,568
•Empalme		93,390		2,640		—		1,403		97,433		26,518		—		4,355		30,873		66,560		66,872
Other		20,795		117		—		—		20,912		1,882		—		619		2,501		18,411		18,913
Office property		—		307		—		(34)		273		—		—		17		17		256		—
Leasehold improvements		15,228		—		—		754		15,982		10,184		—		3,082		13,266		2,716		5,044
Facilities		122,107		329		(43)		(179)		122,214		34,716		(20)		10,975		45,671		76,543		87,391
Furniture and fixtures		36,374		998		(830)		788		37,330		20,427		(133)		3,963		24,257		13,073		15,947
Vehicles		291		—		—		—		291		265		—		7		272		19		26
Computer equipment		31,932		827		(382)		240		32,617		28,378		(270)		2,101		30,209		2,408		3,554
Software		18,520		447		—		5		18,972		14,297		—		3,347		17,644		1,328		4,223
Suppliers advances		27,252		13,213		(640)		(6,918)		32,907		—		—		—		—		32,907		27,252
Work-in-progress:
•Rosario		44		39		—		(36)		47		—		—		—		—		47		44
•Abasto		355		48		—		22		425		—		—		—		—		425		355
•Avellaneda		719		489		—		(570)		638		—		—		—		—		638		719
•Alto Palermo		116		—		(3)		7		120		—		—		—		—		120		116
•Neuquén		2,639		244		—		18		2,901		—		—		—		—		2,901		2,639
•Buenos Aires Design		122		2		—		—		124		—		—		—		—		124		122
•Leasehold improvements		598		—		—		—		598		598		—		—		598		—		—
•Patio Bullrich		1,037		197		—		4		1,238		—		—		—		—		1,238		1,037
•Paseo Alcorta		16		522		—		461		999		—		—		—		—		999		16
•Tarshop		297		623		(169)		(750)		1		—		—		—		—		1		297
•Mendoza Plaza Shopping S.A.		554		298		(122)		—		730		—		—		—		—		730		554
•Empalme		2,323		668		—		(593)		2,398		—		—		—		—		2,398		2,323
•Panamerican Mall		51,283		12,698		—		2,471		66,452		—		—		—		—		66,452		51,283
•Office property		4		301		—		—		305		—		—		—		—		305		4
•Alto Noa		34		3		—		—		37		—		—		—		—		37		34

Total as of June 30, 2010	Ps.	2,429,891	Ps.	61,419	Ps.	(5,256)	Ps.	(289)	Ps.	2,485,765	Ps.	848,168	Ps.	(3,385)	Ps.	111,411	Ps.	956,194	Ps.	1,529,571	Ps.	—

Total as of June 30, 2009	Ps.	2,068,825	Ps.	363,797	Ps.	(2,731)	Ps.	—	Ps.	2,429,891	Ps.	756,277	Ps.	(491)	Ps.	92,382	Ps.	848,168	Ps.	—	Ps.	1,581,723

(1)	The allocation of annual depreciation charges in the Consolidated Statements of Operations is included in “Other expenses”, except for Ps. 1,632 and 1,386 as of June 30, 2010 and 2009, respectively, passed-through to tenants (See Note 18.g.).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

b. Intangible assets, net

Principal account	Original value								Amortization						Net carrying value as of June 30,
											Current year
	Value as of beginning of year		Additions		Deductions		Value as of end of year		Accumulated as of beginning of year		Amount (1)		Accumulated as of end of year		2010		2009
Trademarks	Ps.	1,016	Ps.	400	Ps.	—	Ps.	1,416	Ps.	561	Ps.	43	Ps.	604	Ps.	812	Ps.	455
Preoperating expenses		22,673		12,944		—		35,617		8,283		4,545		12,828		22,789		14,390
Customer relationships		705		—		—		705		36		58		94		611		669
Non-compete agreement		—		12,174		—		12,174		—		3,757		3,757		8,417		—
Concession		—		20,873		—		20,873		—		—		—		20,873		—

Total as of June 30, 2010	Ps.	24,394	Ps.	46,391	Ps.	—	Ps.	70,785	Ps.	8,880	Ps.	8,403	Ps.	17,283	Ps.	53,502	Ps.	—

Total as of June 30, 2009	Ps.	9,170	Ps.	15,312	Ps.	(88)	Ps.	24,394	Ps	8,004	Ps.	876	Ps.	8,880	Ps.	—	Ps.	15,514

(1)	The allocation of annual amortization charges in the Consolidated Statements of Operations is included in “Other expenses” (Note 18.g).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

c. Negative goodwill, net

	Original value								Amortization								Net carrying value as of June 30,
Principal account	Value as of beginning of year		Additions		Deductions		Value as of end of year		Accumulated as of beginning of year		Amount (1)		Deductions		Accumulated as of end of year		2010		2009
•Old Alto Palermo	Ps.	24,628	Ps.	—	Ps.	—	Ps.	24,628	Ps.	24,628	Ps.	—	Ps.	—	Ps.	24,628	Ps.	—	Ps.	—
•Tarshop		9,833		—		(9,833)		—		2,938		627		(3,565)		—		—		6,895
•Fibesa		21,217		—		—		21,217		18,821		2,054		—		20,875		342		2,396
•Ersa		(579)		—		—		(579)		(243)		(76)		—		(319)		(260)		(336)
•Empalme		(10,671)		—		—		(10,671)		(1,587)		(634)		—		(2,221)		(8,450)		(9,084)
•Mendoza		(6,314)		—		—		(6,314)		(327)		(326)		—		(653)		(5,661)		(5,987)
•Conil		—		506		—		506		—		—		—		—		506		—

Total as of June 30, 2010	Ps.	38,114	Ps.	506	Ps.	(9,833)	Ps.	28,787	Ps.	44,230	Ps.	1,645	Ps.	(3,565)	Ps.	42,310	Ps.	(13,523)	Ps.	—

Total as of June 30, 2009	Ps.	30,704	Ps.	7,410	Ps.	—	Ps.	38,114	Ps.	42,699	Ps.	1,531	Ps.	—	Ps.	44,230	Ps.	—	Ps.	(6,116)

(1)	The allocation of annual amortization charges in the Consolidated Statements of Operations is included in “Amortization of goodwill, net”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

d. Allowances and provisions

							Carrying value as of June 30,
Item	Balances as of beginning of year		Additions		Deductions		2010		2009		2008
Deducted from current assets:
Allowance for doubtful accounts	Ps.	117,368	Ps. (1)	24,988	Ps. (3)	(39,067)	Ps.	103,289	Ps.	117,368	Ps.	100,859
Impairment of investments		10,197		—	(3)	(2,774)		7,423		10,197		11,423
Impairment of inventory		—		—		—		—		—		82

Total as of June 30, 2010	Ps.	127,565	Ps.	24,988	Ps.	(41,841)	Ps.	110,712	Ps.	—	Ps.	—

Total as of June 30, 2009	Ps.	112,364	Ps.	85,734	Ps.	(70,533)	Ps.		Ps.	127,565	Ps.	—

Total as of June 30, 2008	Ps.	53,519	Ps.	73,058	Ps.	(14,213)	Ps.	—	Ps.	—	Ps.	112,364

Deducted from non-current assets:
Allowance for doubtful accounts	Ps.	2,708	Ps.	—	Ps. (3)	(1,458)	Ps.	1,250	Ps.	2,708	Ps.	1,956
Allowance for doubtful mortgage receivable		2,208		—		—		2,208		2,208		2,208
Impairment of investments		1,940	(2)	1,721	(3)	(2,496)		1,165		1,940		678

Total as of June 30, 2010	Ps.	6,856	Ps.	1,721	Ps.	(3,954)	Ps.	4,623	Ps.	—	Ps.	—

Total as of June 30, 2009	Ps.	4,842	Ps.	2,066	Ps.	(52)	Ps.	—	Ps.	6,856	Ps.	—

Total as of June 30, 2008	Ps.	4,335	Ps.	578	Ps.	(71)	Ps.	—	Ps.	—	Ps.	4,842

Included in current liabilities:
Provision for contingencies	Ps.	1,004	Ps. (1)	739	Ps.	—	Ps.	1,743	Ps.	1,004	Ps.	656

Total as of June 30, 2010	Ps.	1,004	Ps.	739	Ps.	—	Ps.	1.743	Ps.	—	Ps.	—

Total as of June 30, 2009	Ps.	656	Ps.	4,043	Ps.	(3,695)	Ps.	—	Ps.	1,004	Ps.	—

Total as of June 30, 2008	Ps.	733	Ps.	123	Ps.	(200)	Ps.	—	Ps.	—	Ps.	656

Included in non-current liabilities:
Provision for contingencies	Ps.	5,492	Ps. (1)	3,282	Ps. (1)	(861)	Ps.	7,913	Ps.	5,492	Ps.	7,813

Total as of June 30, 2010	Ps.	5,492	Ps.	3,282	Ps.	(861)	Ps.	7,913	Ps.	—	Ps.	—

Total as of June 30, 2009	Ps.	7,813	Ps.	1,661	Ps.	(3,982)	Ps.	—	Ps.	5,492	Ps.	—

Total as of June 30, 2008	Ps.	12,441	Ps.	2,165	Ps.	(6,793)	Ps.	—	Ps.	—	Ps.	7,813

(1)	Included in Note 18.g. - Other expenses.
(2)	Included in Net income from retained interest in securitized receivables.
(3)	Related to utilization of the year.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

e. Cost of leases and services, consumer financing and others

	Year ended June 30,
	2010		2009		2008
I. Cost of leases and services
Expenses (Note 18.g)		158,559		108,922		98,820

Cost of leases and services	Ps.	158,559	Ps.	108,922	Ps.	98,820

II. Cost of consumer financing
Expenses (Note 18.g)		99,945		123,606		103,587

Cost of consumer financing	Ps.	99,945	Ps.	123,606	Ps.	103,587

III. Cost of others
Inventory as of the beginning of the year	Ps.	11,746	Ps.	4,039	Ps.	7,292
Purchases of the year		1,268		7,934		4,839
Expenses (Note 18.g)		14		359		192
Recovery (increase) of impairment of inventory (Note 18.d)		—		82		(32)
Transfers (1)		8,079		5,321		(4,857)
Gain from recognition of inventories at net realizable value		1,162		—		185
Inventory as of the end of the year		(21,941)		(11,746)		(4,039)

Cost of others	Ps.	328	Ps.	5,989	Ps.	3,580

Total cost	Ps.	258,832	Ps.	238,517	Ps.	205,987

(1)	For the year ended June 30, 2008, includes Ps. (4,152) related to transfers of the cost of marketing merchandise and Ps. (705) reclassified to other investments.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

f. Foreign currency assets and liabilities

Captions	Currency		Amount of foreign currency	Current exchange rate	Total as of June 30,
					2010		2009
Assets
Current assets
Cash and banks	US$		4,099	3,891	Ps.	15,955	Ps.	2,327
Cash and banks	EURO		332	4,769		1,585		1,751
Cash and banks	Libras		2	5,819		9		3
Other investments, net	US$	(1)	3,598	3,891		13,858		4,004
Accounts receivable, net	US$		5,099	3,891		19,841		4,535
Accounts receivable with related parties, net	US$		369	3,891		1,450		—
Accounts receivable, net	UYU		349	0,162		65		21
Other receivables and prepaid expenses with related parties, net	US$		12	3,891		49		—
Other receivables and prepaid expenses, net	US$		97	3,891		379		16,135

Total current assets					Ps.	53,191	Ps.	28,776

Non current assets
Accounts receivable, net	US$		123	3,891	Ps.	479	Ps.	—
Other receivables and prepaid expenses, net	US$		30	3,891		117		174
Other investments, net	US$		100	3,891		389		2,254

Total non-current assets.					Ps.	985		2,428

Total assets as of June 30, 2010					Ps.	54,176	Ps.	—

Total assets as of June 30, 2009					Ps.	—	Ps.	31,204

Liabilities
Current liabilities
Trade accounts payable	US$		4,361	3,931	Ps.	17,144	Ps.	4,827
Trade accounts payable	EURO		39	4,818		188		—
Short-term debt	US$		11,181	3,931		43,954		28,457
Customer advances	US$		2,917	3,931		11,465		1,216
Trade accounts payable with related parties	US$		89	3,931		350		—
Other liabilities	US$		6,258	3,931		24,599		—

Total current liabilities					Ps.	97,700	Ps.	34,500

Non current liabilities
Long-term debt	US$		169,867	3,931		667,747		616,070
Other liabilities	US$		845	3,931		3,322		—

Total non-current liabilities					Ps.	671,069	Ps.	616,070

Total liabilities as of June 30, 2010					Ps.	768,769	Ps.	—

Total liabilities as of June 30, 2009					Ps.	—	Ps.	650,570

(1)	Includes U$S 45 valuated at fair market value (Ps. 34).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

18. Other financial statement information (continued)

g. Other expenses

	Expenses
Items	Cost of others		Cost of consumer financing		Cost of leases and services		Cost of pass- through expenses		Cost of collective promotion fund		Cost of expenses recovery		Subtotal cost		Administrative		Selling		Total as of June 30, 2010		Total as of June 30, 2009		Total as of June 30, 2008
Depreciation and amortization	Ps.	—	Ps.	2,462	Ps.	109,559	Ps.	—	Ps.	—	Ps.	—	Ps.	112,021	Ps.	450	Ps.	5,711	Ps.	118,182	Ps.	91,872	Ps.	76,647
Salaries, bonuses and social security contributions		—		23,118		—		64,989		7,807		(72,796)		23,118		19,535		34,945		77,598		83,315		84,398
Taxes, rates, contributions and services		11		13,338		240		31,406		2,617		(34,023)		13,589		19,004		43,486		76,079		71,795		68,524
Advertising		—		—		—		18		46,457		(46,475)		—		—		19,131		19,131		19,260		32,818
Fees for directors		—		—		—		—		—		—		—		22,048		—		22,048		11,808		12,475
Common area maintenance expenses		—		—		—		—		—		—		—		—		—		—		—		13,182
Fees and payments for services		—		14,983		—		8,700		(34)		(8,666)		14,983		12,698		19,298		46,979		33,058		41,576
Commissions		—		40,092		—		—		—		—		40,092		—		1,048		41,140		60,927		46,532
Parking		—		—		18,784		—		—		—		18,784		—		—		18,784		9,829		5,621
Allowance for doubtful accounts		—		—		—		—		—		—		—		—		24,988		24,988		84,241		61,604
Rental		—		494		—		2,769		112		(2,881)		494		2,197		4,119		6,810		7,005		5,573
Maintenance, repairs, cleaning and security		3		78		2,837		45,916		262		(46,178)		2,918		377		—		3,295		4,109		6,693
Insurance		—		2,425		—		1,549		32		(1,581)		2,425		1,246		3,250		6,921		4,373		3,874
Stationery		—		1,484		—		1,706		66		(1,772)		1,484		355		1,625		3,464		2,843		2,888
Personnel		—		742		1		3,056		289		(3,345)		743		1,196		1,092		3,031		3,395		3,574
Freight and transportation		—		—		—		521		183		(704)		—		127		—		127		109		100
Regulatory Authority expenses		—		—		—		—		—		—		—		440		—		440		219		189
Bank charges		—		—		—		—		—		—		—		1,185		—		1,185		1,057		858
Municipal taxes		—		—		222		—		—		—		222		—		—		222		242		262
Contingencies		—		—		3,189		—		—		—		3,189		—		—		3,189		1,007		1,975
Training expenses		—		—		—		—		—		—		—		—		2,564		2,564		210		1,258
Other services		—		—		—		846		1		(847)		—		—		—		—		—		—
Indemnity		—		—		—		—		—		—		—		—		70		70		226		385
Unreimbursed expenses		—		—		23,585		6,155		201		(6,356)		23,585		—		—		23,585		8,929		—
Other		—		729		142		1,201		1,569		(2,770)		871		576		1,412		2,859		867		2,476
Expenses recovery		—		—		—		(168,832)		(59,562)		228,394		—		—		—		—		—		—

Total as of June 30, 2010	Ps.	14	Ps.	99,945	Ps.	158,559	Ps.	—	Ps.	—	Ps.	—	Ps.	258,518	Ps.	81,434	Ps.	162,739	Ps.	502,691	Ps.	—	Ps.	—

Total as of June 30, 2009	Ps.	359	Ps.	123,606	Ps.	108,922	Ps.	—	Ps.	—	Ps.	—	Ps.	232,887	Ps.	60,851	Ps.	206,958	Ps.	—	Ps.	500,696	Ps.	—

Total as of June 30, 2008	Ps.	192	Ps.	103,587	Ps.	98,820	Ps.	—	Ps.	—	Ps.	—	Ps.	202,599	Ps.	51,050	Ps.	219,833	Ps.	—	Ps.	—	Ps.	473,482