Form 20-F
period 2011-06-30
ALTO PALERMO SA APSA
filed 2011-12-13
CIK 1128173

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended: June 30, 2011

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

Matias Gaivironsky – CFO

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

1

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of the issuer’s common stock as of June 30, 2011 was 1,259,608,411

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    ☒   Yes     ☐   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒   Yes     ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☐   Yes     ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.(check one):

Large accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐   Yes     ☒   No

2

Table of Contents

ALTO PALERMO S.A. (APSA)

3

4

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

         Factors that could cause actual results to differ materially and adversely include but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;
•	inflation, currency fluctuations and fluctuations in prevailing interest rates;
•	changes in customer demand and preferences, as well as the financial condition of our tenants and customers;
•	competitive conditions in the shopping center industry in Argentina as a whole and particularly in our areas of operations;
•	our ability to implement our business plan, including our ability to secure financing on terms acceptable to us;
•	changes in the retail market in Argentina;
•	existing and future laws and government regulations applicable to our business;
•	increases in our costs;
•	interests of and actions taken by, our controlling shareholders, including any resulting conflicts of interest;
•	our ability to integrate businesses or assets we acquire into our existing business;
•	events of force majeure; and

•	the risk factors discussed under Item 3 (d) Risk Factors on page 16

         The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “foresee”, “understand”, and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

         You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future.

CERTAIN MEASUREMENTS AND TERMS

         As used throughout this annual report, the terms “Alto Palermo”, the “Company”, “we”, “us”, and “our” refer to Alto Palermo S.A. (APSA), together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

         In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report ( e.g. , gross leasable area of buildings and size of undeveloped land) are expressed in terms of square meters. One square meter is equal to approximately 10.764 square feet.

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

         Financial Statements

         This Annual Report contains our audited consolidated financial statements as of June 30, 2011 and 2010 and for our fiscal years ended June 30, 2011, 2010 and 2009 (our “audited consolidated financial statements”).Our audited consolidated financial statements included elsewhere herein have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm whose report is included herein.

         We prepare our audited consolidated financial statements in Pesos and in conformity with generally accepted accounting principles in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Federation of Professional Economic Advisors, or “FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively, “Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (“CNV”) which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in our audited consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Comission (“SEC”). See Note 14 to our audited consolidated financial statements included elsewhere herein for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income and shareholders’ equity.

         Application of Push Down Accounting

         Under U.S. GAAP, pursuant to ASC No. 805 and SAB Topic 5.J “New Basis of Accounting Required in Certain Circumstances”, when a purchase transaction results in an entity becoming substantially wholly-owned, push down accounting is applied in the acquired entity´s separate financial statements. Push down accounting requires that the fair value adjustments and goodwill or negative goodwill identified by the acquiring entity be pushed down and reflected in the financial statements of the acquired entity. Our parent company, IRSA, increased its equity interest in our voting capital on October 15, 2010 (the “October 15, 2010 acquisition”). As a consequence of the October 15, 2010 acquisition, we have applied push down accounting for US GAAP purposes. For Argentine GAAP purposes, push down accounting is not applied. Accordingly, the consolidated statement of income data under US GAAP for the fiscal year ended June 30, 2011 prior to October 15, 2010 reflect the historical accounting basis in our assets and liabilities and are labeled “Predecessor Company”. The consolidated statement of income data under US GAAP for the fiscal year ended June 30, 2011 subsequent to October 15, 2010 are labeled “Successor Company” and reflect the push down basis of accounting for the new fair values in our consolidated financial statements. Consequently, the amounts shown for the periods prior to and subsequent to October 15, 2010 are not comparable. Please see Note 14 II X to our audited fiscal year consolidated financial statements included elsewhere herein for a description of the adjustment related to push down accounting.

         Additionally, after considerable inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government instructed the CNVto issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1232. Since Argentine GAAP required companies to discontinue inflation adjustments only as of October 1, 2003, the application of the CNV resolution represented adeparture from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure did not have a material effect on our consolidated financial statements.

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

         Transition to IFRS

         On March 20, 2009, the FACPCE issued Technical Resolution No. 26 “Adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which requires companies under the supervision of the CNV to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a technical resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District.

         On April 25, 2009, the CPCECABA approved Technical Resolution No. 26. The CNV issued Technical Resolution No. 562/09, as amended by Resolution 576/10, formally adopting application of Technical Resolution No. 26 to its regulated entities for fiscal years beginning on January 1, 2012. We will be required to prepare our financial statements in accordance with IFRS as issued by the IASB for our fiscal year ended June 30, 2013. On April 29, 2010, our Board of Directors approved a plan for implementing IFRS. We are completing an analysis of the principal differences between Argentine GAAP and IFRS. We have not quantified the effect of any potential change in accounting principles would have on our financial condition or results of operations and therefore can give no assurance that such changes will not have an adverse effect on our financial condition or results of operations.

         Market Data

         Market data used throughout this annual report were derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable.

         General

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

         Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. Dollars at the exchange rate quoted by the Central Bank for June 30, 2011 and June 30, 2010, which was Ps.4.110 = US$1.00 and Ps.3.931 = US$1.00, respectively. We make no representation that the Peso or U.S. Dollar amounts actually represent or could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

         References to fiscal years 2007, 2008, 2009, 2010 and 2011 are to our fiscal years ended June 30, 2007, 2008, 2009, 2010 and 2011, respectively.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

         This item is not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

         This item is not applicable.

ITEM 3.	Key Information

A. Selected consolidated financial data

         The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with and is qualified in its entirety by reference to our Audited Consolidated Financial Statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended June 30, 2011, 2010 and 2009 and the selected consolidated balance sheet data as of June 30, 2011 and 2010 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

         The selected consolidated statement of income data for the years ended June 30, 2008 and 2007 and the selected consolidated balance sheet data as of June 30, 2009 and 2008 have been derived from our Audited Consolidated Financial Statements as of June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008 and 2007 which are not included herein.

         The selected consolidated balance sheet data as of June 30, 2007 has been derived from our Audited Consolidated Financial Statements as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006, which are not included herein.

         References to fiscal years 2007, 2008, 2009, 2010 and 2011 are to the fiscal years ended June 30, 2007, 2008, 2009, 2010 and 2011, respectively:

	As of and for the year ended June 30(1)
	2011	2011	2010	2009	2008	2007
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
STATEMENT OF OPERATIONS DATA
Argentine GAAP
Revenues:
Leases and services	164,701	676,922	518,355	396,733	345,395	270,132
Consumer financing	16,685	68,576	265,346	236,827	291,030	212,965
Others	27,000	110,970	1,172	9,005	3,729	134
Total revenues	208,386	856,468	784,873	642,565	640,154	483,231
Costs	(62,715)	(257,760)	(258,832)	(238,517)	(205,987)	(151,766)
Gross profit (loss):
Leases and services	124,538	511,853	359,796	287,811	246,575	179,413
Consumer financing	11,171	45,913	165,401	113,221	187,442	153,255
Others	9,962	40,942	844	3,016	150	(1,203)
Total gross profit	145,671	598,708	526,041	404,048	434,167	331,465
Selling expenses	(16,652)	(68,440)	(162,739)	(206,958)	(219,833)	(139,452)
Administrative expenses	(18,566)	(76,308)	(81,434)	(60,851)	(51,050)	(41,274)
Net income (loss) from retained interest in securitized receivables	1,145	4,707	37,470	(46,012)	(1,261)	3,255
Gain from recognition of inventories at net realizable value	3,641	14,964	1,162	—	185	545

	As of and for the year ended June 30(1)
	2011	2011	2010	2009	2008	2007
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
Operating income (loss):
Leases and services	97,932	402,500	266,522	215,780	183,250	127,052
Consumer financing	4,507	18,524	52,075	(128,452)	(22,053)	30,678
Others	12,800	52,607	1,903	2,899	1,011	(3,191)
Total operating income	115,239	473,631	320,500	90,227	162,208	154,539
Gain (loss) on equity investees	2,218	9,117	—	—	(14)	(679)
Amortization of goodwill and negative goodwill	458	1,883	(1,645)	(1,531)	(2,202)	(4,366)
Financial results, net(3)	(26,069)	(107,144)	(112,348)	(108,879)	(13,388)	(19,466)
Other income (expenses), net	2,031	8,347	(3,304)	3,275	8,775	(3,348)
Income (loss) before taxes and minority interest	93,877	385,834	203,203	(16,908)	155,379	126,680
Income tax expense	(28,747)	(118,151)	(79,225)	(16,782)	(76,514)	(56,252)
Minority interest	(1,729)	(7,105)	(4,876)	11,630	1,105	(6,371)
Total net income (loss)	63,401	260,578	119,102	(22,060)	79,970	64,057
Basic net income (loss) per common share	0.06	0.23	0.15	(0.03)	0.10	0.08
Basic net income (loss) per ADS	2.24	9.22	6.09	(1.13)	4.09	3.28
Diluted net income (loss) per common share(8)	0.03	0.11	0.05	(0.03)	0.04	0.03
Diluted net income per ADS	1.12	4.59	2.10	0.23	1.56	1.32
Number of shares outstanding	1,259,608	1,259,608	782,064	782,064	782,064	782,064

	October 15, to June 30, 2011(9)	July 1 to October 14, 2010(9)	October 15, to June 30, 2011(9)	July 1 to October 14, 2010(9)	As of and for the year ended June 30(1)
	Successor	Predecessor	Successor	Predecessor	2010	2009	2008	2007
	(US$)(2)	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
U.S. GAAP
Revenues(4)	193,114	85,637	793,697	351,968	1,004,462	820,329	774,395	594,721
Costs(4)	(95,748)	(42,721)	(393,524)	(175,585)	(498,435)	(427,630)	(339,084)	(256,705)
Gross profit	97,366	42,916	400,173	176,383	506,027	392,699	435,311	338,016
Selling expenses	(9,020)	(7,758)	(37,073)	(31,886)	(155,668)	(189,120)	(203,294)	(133,963)
Administrative expenses	(12,755)	(5,691)	(52,423)	(23,390)	(80,291)	(58,776)	(48,730)	(40,555)
Gain (loss) income from retained interest in securitization receivables	(75)	1,349	(307)	5,543	58,115	(42,652)	(12,460)	(1,635)
Loss from recognition of inventories at net realizable value	—	283	—	1,162	—	(2,569)	—	—
Gain in bargain purchase	2,400	4,501	9,866	18,499	58,470	—	—	—
Gain in disposals of business	1,292	7,016	5,312	28,837	—	—	—	—
Operating income	79,209	42,615	325,548	175,148	386,653	99,582	170,827	161,863
Net income (loss) on equity investees	3,424	376	14,073	1,545	(842)	(18,135)	(14)	(1,750)
Amortization of goodwill	—	—	—	—	2,681	1,037	—	—
Financial results, net	(15,777)	(5,750)	(64,845)	(23,632)	(96,229)	(161,314)	2,662	(25,739)
Other (expenses) income, net	(826)	(53)	(3,396)	(219)	(2,892)	2,223	(2,922)	(6,274)
Income (loss) before taxes and non-controlling interest	66,029	37,188	271,380	152,842	289,371	(76,607)	170,553	128,100
Income tax expense	(27,462)	(2,756)	(112,870)	(11,326)	(62,481)	(42,674)	(58,959)	(46,859)
Total net income (loss)	38,567	34,432	158,510	141,516	226,890	(119,281)	111,594	81,241
Non-controlling interest	(1,226)	(378)	(5,039)	(1,553)	(5,486)	(1,158)	(2,121)	(5,499)
Total net income (loss) attributable to Alto Palermo S.A.	37,341	34,054	153,471	139,963	221,404	(120,439)	109,473	75,742
11

	As of and for the year ended June 30(1)
	2011	2011	2010	2009	2008	2007
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
BALANCE SHEET DATA
Argentine GAAP
Current Assets:
Cash and banks and other investments, net	42,566	174,948	189,732	207,693	361,276	517,239
Accounts receivable, net	48,760	200,404	322,663	232,376	175,847	154,209
Other receivables and prepaid expenses, net	23,432	96,307	70,170	73,572	53,459	49,105
Inventory, net	8,655	35,570	14,297	715	652	7,292
Total current assets	123,413	507,229	596,862	514,356	591,234	727,845
Non-Current Assets:
Accounts receivable, net	137	562	25,572	5,253	10,128	41,968
Other receivables and prepaid expenses, net	14,521	59,681	117,240	152,894	57,706	32,131
Inventory, net	6,509	26,753	7,644	11,031	3,387	—
Fixed assets, net	365,993	1,504,230	1,529,571	1,581,723	1,312,544	1,168,027
Other investments, net	51,697	212,476	167,682	176,860	267,924	125,504
Intangible assets, net	10,274	42,226	53,502	15,514	1,166	1,714
Negative goodwill, net	(6,613)	(27,179)	(13,523)	(6,116)	(11,995)	(3,479)
Total non-current assets	442,518	1,818,749	1,887,688	1,937,159	1,640,860	1,365,865
Total Assets	565,931	2,325,978	2,484,550	2,451,515	2,232,094	2,093,710
Current Liabilities:
Trade accounts payable	20,397	83,830	225,335	213,715	227,341	184,459
Short-term debt	29,590	121,615	204,303	235,824	105,993	78,898
Salaries and social security payable	5,854	24,061	25,692	23,857	24,018	19,599
Taxes payable	24,830	102,053	76,842	125,546	60,979	44,715
Customer advances	31,876	131,011	91,239	76,721	68,306	58,548
Dividends payable	—	—	—	—	—	926
Other liabilities	13,678	56,217	35,585	3,718	20,536	15,463
Total debts	126,226	518,787	658,996	679,381	507,173	402,608
Provisions	65	267	1,743	1,004	656	733
Total current liabilities	126,291	519,054	660,739	680,385	507,829	403,341
Non-Current Liabilities:
Trade accounts payable	11	47	23,368	19,681	3,241	21
Long-term debt	149,757	615,503	678,145	692,134	662,302	678,752
Taxes payable	6,545	26,902	48,676	56,952	30,234	27,661
Customer advances	23,119	95,021	89,164	93,528	84,092	65,725
Other liabilities	2,790	11,467	15,242	14,926	10,427	10,434
Total debts	182,224	748,940	854,595	877,221	790,296	782,593

	As of and for the year ended June 30(1)
	2011	2011	2010	2009	2008	2007
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
Provisions	3,121	12,829	7,913	5,492	7,813	12,441
Total non-current liabilities	185,345	761,769	862,508	882,713	798,109	795,034
Total Liabilities	311,636	1,280,823	1,523,247	1,563,098	1,305,938	1,198,375
Minority interest	33,626	138,202	132,343	122,559	78,000	71,428
Accumulated retained earnings (déficit)	31,570	129,753	119,102	(22,060)	79,970	64,057
Shareholders’ Equity	220,670	906,953	828,960	765,858	848,156	823,907

BALANCE SHEET DATA
U.S. GAAP
Current Assets:
Cash and banks and other investments, net	42,566	174,948	181,737	189,600	360,413	518,655
Accounts receivable, net	48,252	198,316	292,483	186,565	129,466	136,111
Other receivables and prepaid expenses, net	24,919	102,419	115,277	134,507	100,357	72,873
Inventory, net	5,014	20,606	13,135	715	652	4,782
Total current assets	120,752	496,289	602,632	511,387	590,888	732,421
Non-Current Assets:
Accounts receivable, net	137	562	24,281	5,253	10,128	41,968
Other receivables and prepaid expenses, net	31,707	130,315	106,703	116,080	42,441	21,199
Inventory, net	3,726	15,312	4,925	8,312	3,237	—
Fixed assets, net	336,234	1,381,923	1,425,354	1,472,481	1,253,937	1,120,692
Investments	1,297	5,332	—	—	—	(4,434)
Other investments, net	51,697	212,476	167,682	176,860	262,636	128,605
Intangible assets, net	20,928	86,013	99,460	217	874	99
Goodwill, net	8,005	32,902	34,261	39,948	39,776	25,111
Total non-current assets	453,731	1,864,835	1,862,666	1,819,151	1,613,029	1,333,240
Total Assets	574,483	2,361,124	2,465,298	2,330,538	2,203,917	2,065,661
Current Liabilities:
Trade accounts payable	20,397	83,830	216,119	220,264	236,617	189,373
Short-term debt	29,590	121,615	204,303	235,824	105,626	78,811
Salaries and social security payable	5,854	24,061	25,471	23,453	23,418	19,251
Taxes payable	26,685	109,675	75,897	122,578	60,098	44,608
Customer advances	30,826	126,695	91,239	76,721	68,306	58,548
Related parties	—	—	—	—	(3,607)	1,497
Dividends payable	—	—	—	—	—	926
Other liabilities	13,678	56,217	36,547	5,521	20,536	15,463
Total debts	127,030	522,093	649,576	684,361	510,994	408,477
Provisions	65	267	1,732	1,004	656	734
Total current liabilities	127,095	522,360	651,308	685,365	511,650	409,211

	As of and for the year ended June 30(1)
	2011	2011	2010	2009	2008	2007
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
Non-Current Liabilities:
Trade accounts payable	11	47	24,732	19,681	3,241	21
Long-term debt	149,651	615,065	676,674	690,122	659,965	676,273
Taxes payable	36,428	149,721	148,244	164,241	138,471	157,312
Customer advances	21,226	87,238	89,164	93,528	84,092	65,725
Related parties	—	—	—	(7,339)	—	—
Other liabilities	2,790	11,467	18,587	19,345	12,848	10,434
Total debts	210,107	863,538	957,401	979,578	898,617	909,765
Provisions	3,121	12,829	7,913	5,492	7,812	12,441
Total non-current liabilities	213,228	876,367	965,314	985,070	906,429	922,206
Total Liabilities	340,323	1,398,727	1,616,622	1,670,435	1,418,079	1,331,417
Shareholders’ Equity attributable to Alto Palermo S.A	195,610	803,957	695,789	528,898	711,937	668,074
Non-controlling interest	38,550	158,440	152,887	131,205	73,901	65,794
Shareholders’ Equity	234,160	962,397	848,676	660,103	785,838	733,868

CASH FLOW DATA
Argentine GAAP:
Net cash provided by operating activities	110,149	452,714	129,561	71,458	168,107	179,712
Net cash provided by (used in) investing activities	(13,445)	(55,258)	9,118	(298,662)	86,884	(622,291)
Net cash (used in) provided by financing activities	(74,289)	(305,326)	(134,241)	20,300	(46,492)	433,563

U.S. GAAP: (6)
Net cash provided by operating activities	100,775	414,187	126,146	69,876	175,085	178,538
Net cash (used in) provided by investing activities	(4,053)	(16,658)	17,094	(309,431)	79,507	(622,633)
Net cash (used in) provided by financing activities	(74,374)	(305,676)	(135,815)	20,300	(46,492)	433,563
Effect of exchange rate changes on cash and cash equivalents	550	2,259	664	8,700	755	730

OTHER FINANCIAL DATA
Argentine GAAP:
Capital expenditures(5)	12,652	51,999	53,829	247,384	270,171	96,334
Depreciations and amortizations (7)	28,205	115,921	121,959	94,725	79,185	74,608
Ratio of current assets to current liabilities	0.24	0.98	0.90	0.76	1.16	1.80
Ratio of non-current assets to total assets	0.19	0.78	0.76	0.79	0.74	0.65
Dividends per share	0.05	0.19	0.07	0.08	0.07	0.06
Dividends per ADS	1.88	7.74	2.86	3.20	2.80	2.40
Working capital	(2,877)	(11,825)	(63,877)	(166,029)	83,405	324,504

(1)	In thousands of Pesos, except ratios. Includes adjustments for inflation through February 28, 2003. Totals may not sum due to rounding.
(2)	Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina as of June 30, 2011, which was Ps. 4.11 per US$ 1.0 as of June 30, 2011. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.
(3)	Includes interest income from past-due receivables, effect on the present value accounting, results from financial investments, foreign currency exchange gain, loss on the disposal of Tarshop impairment of non-compete agreement, other results, financial expenses, other interest, interest on taxes payable, foreign currency exchange (loss), (loss) gain from derivate instruments, gain from repurchase of Non-Convertible Notes and Loss from update of advances for leases.
(4)	As part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. We do not charge any mark up on reimbursable costs. These expenses are incurred and paid by us and then passed through to tenants as reimbursable costs. Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the financial statements. Under U.S. GAAP, our account for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or ASC No. 605, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of operations. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet. Prior year amounts have been modified to reflect this disclosure difference.
(5)	Capital expenditures include the purchase of fixed assets (including facilities and equipment) and undeveloped parcels of land. Capital expenditures also include escrow deposits held in favor of third parties related to the acquisition of certain fixed assets.
(6)	This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of ASC No. 230 under U.S. GAAP. See Note 14 to our Audited Consolidated Financial Statements for details of the differences in classifications affecting the categories of the cash flows.
(7)	Corresponds to amortizations and depreciations included in operating activities.
(8)	For the year ended June 30, 2009, the computation of diluted income (losses) per share excludes the incremental shares from the assumed conversion of the Convertible Notes because their inclusion would be anti-dilutive.
(9)	Our consolidated statement of income data under US GAAP prior to October 15, 2010 reflect the historical accounting basis in our assets and liabilities and are labeled “Predecessor Company”. Our consolidated statement of income data under US GAAP subsequent to October 15, 2010 are labeled “Successor Company” and reflect the push down basis of accounting for the new fair values in our consolidated financial statements. Please see Note 14 to the audited consolidated financial statements for a description of the adjustment related to push down accounting. The amounts shown for the periods prior to and subsequent to October 15, 2010 are not comparable.
15

Exchange Rates

         In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obligated to sell U.S. Dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted Law No. 25.561 (the “Public Emergency Law”), abandoning over ten years of fixed Peso-U.S. Dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. Dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. As of November 23, 2011 the exchange rate was Ps.4.262 = US$1.00 as quoted by Banco de la Nación Argentina at the U.S. Dollar selling rate. During the calendar year 2009, year 2010 and the first semester of year 2011, the Central Bank has indirectly affected the exchange rate market, through active participation with the purpose of isolating external effects and maintaining a stable parity.

         The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. Dollars stated in nominal Pesos per U.S. Dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing(4)
Fiscal year ended June 30, 2006	3.0700	2.8390	2.9800	3.0660
Fiscal year ended June 30, 2007	3.0880	3.0280	3.0663	3.0730
Fiscal year ended June 30, 2008	3.1640	2.9960	3.1196	3.0050
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
Fiscal year ended June 30, 2011	4.0900	3.9110	3.9810	4.0900
July 2011	4.1250	4.0900	4.1080	4.1250
August 2011	4.1800	4.1270	4.1484	4.1800
September 2011	4.2040	4.1690	4.1841	4.1850
October 2011	4.2160	4.1850	4.2030	4.2160
November 23, 2011	4.2550	4.2210	4.2389	4.2420

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year.
(3)	Average exchange rate for the fiscal year, month or partial period described in the table above.
(4)	Average of the selling rate and buying rate.

Source: Banco de la Nación Argentina

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

C. Reasons for the Offer and Use of Proceeds

         This section is not applicable.

D. Risk Factors

         You should carefully consider the risks described below, in addition to the other information contained in this annual report, before making an investment decision. We also may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares and ADSs involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Relating to Argentina

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

The Argentine economic growth rates for fiscal years 2008 and 2009 have slowed due to, among other reasons, the global financial crisis. Commodity prices, particularly those related to Argentine exports, such as soybean, have declined significantly recently.

         In 2010, the Argentine GDP tended to return to its pre-crisis levels, increasing by 9.2%, according to data published by the National Institute of Statistics (Instituto Nacional de Estadisticas y Censos or INDEC). As of June 30, 2011, GDP increased 9.91% relative to the same period the prior year, according to data published by INDEC. As of June 30, 2011, the Monthly Economic Activity Estimator (Estimador Mensual de Actividad Económica or “EMAE”) published by INDEC increased 8.2% relative to the same period the prior year.

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

         The devaluation of the Peso since January 2002 has created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. However, inflationary pressures have since reemerged, with consumer prices increasing by 12.3% in fiscal year 2005. In fiscal years 2006, 2007, 2008, 2009, 2010 and 2011, inflation according with INDEC was 9.8%, 7.7%, 7.2%, 8.5%, 11.0% and 9,7%, respectively, in part due to actions implemented by the Argentine government to control inflation, which included limitations on exports and price arrangements agreed upon with private sector companies. However, in spite of this decline in inflation, uncertainty surrounding future inflation may impact the country’s growth.

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

         In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing the increase of inflation and reducing payments on inflation-linked bonds outstanding. At the time that INDEC adopted this change in methodology, the Argentine government also replaced several key officers at INDEC, prompting complaints of governmental interference from the technical staff at INDEC. In addition, the International Monetary Fund (“IMF”), has requested that the government clarify its inflation rates. In June 2008, INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations. INDEC has indicated that it based its evaluation of spending habits on a national household consumption survey from 2004 to 2005 in addition to other sources; however, the new index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have negatively affected the credibility of the consumer price index published by INDEC, as well as other indexes published by INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports.

         In December 2010, the Argentine government agreed to meet with an official IMF team that had arrived in Argentina to assist INDEC develop a new national price index. In April 2011, the IMF team completed the second technical mission to assist on the design and methodology of a new national price index.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth

         In 2001, the Argentine government defaulted on its sovereign debt which totaled more than US$144 billion. In 2005, the Argentine government launched a debt restructuring exchange offer that achieved an acceptance rate of approximately 76%. Approximately US$20 billion of the then outstanding debt rejected the exchange offer. More recently, through Executive Branch Decree No. 563/10, the Argentine government launched a second debt exchange offer to restructure the outstanding debt that rejected the first exchange offer in 2005. This second exchange offer concluded with an acceptance level of approximately 70%, bringing the total acceptance level of the two exchange offers to approximately 90%. However, approximately, US$4.5 billion of outstanding Argentine sovereign debt remains in default, and the government of Argentina still has to negotiate with the Paris Club to restructure such debt. The fact that Argentina continues to have outstanding sovereign debt in default has limited Argentina’s access to the international markets which, in the future, could directly affect our own ability to access the capital markets to finance our growth and operations, thereby adversely affecting our results from operations and business activities.

         Argentina is subject to lawsuits filed by bondholders and foreign shareholders in Argentine companies that could limit the government’s use of resources and adversely affect its ability to implement reforms and promote Argentina’s economic growth.

         Certain holders of unrestructured Argentine sovereign debt in the United States, Italy and Germany have filed legal actions against Argentina, including claims in the International Center for the Settlement of Investment Disputes (“ICSID”), alleging that certain measures adopted by the Argentine government during the financial crises in 2001 and 2002 violated the equal and just treatment norms stipulated in various bilateral treaties signed by Argentina. As of today, the ICSID has ruled against the Argentine government in various of these legal claims. Numerous legal claims by creditors against the Argentine government are currently pending, and other creditors may decide to file additional claims against Argentina in the future.

         Litigation initiated by holdout creditors as well as ICSID claims has resulted in material judgments against Argentina and may result in new material judgments ordering the attachment of or injunctions relating to government assets that may have been intended for other uses. As a result, the Argentine government may not have the financial resources necessary to implement reforms and promote economic growth which could have a material adverse effect on the country’s economy, and consequently, our financial condition and results of operations.

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

         A substantial increase in the value of the Peso against the U.S. Dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. Dollar negatively impacts the financial condition of entities whose foreign currency denominated assets exceed their foreign currency-denominated liabilities, such as us. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. The appreciation of the Peso against the U.S. Dollar could have an adverse effect on the Argentine economy and our business.

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

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.

         In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, the employees and labor organizations have begun again demanding significant wage increases. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

The nationalization of Argentina’s pension funds has materially and adversely affected local capital markets and may continue to do so.

         Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred approximately Ps.94.4 billion (US$29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the social security agency (“ANSES”) managed by National State.

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

         AFJPs were the largest participants in the country’s local capital markets, leading the group of institutional investors. With the nationalization of their assets, the dynamics of the local capital markets changed due to the decrease in their number, becoming a concentrated group. In addition, the government became a significant shareholder in many of the country’s publicly-held companies, a circumstance that may bring about consequences to Argentina’s capital markets and companies that are difficult to measure as of the date of this annual report.

         In addition, in November 2008, the Argentine congress adopted a law that eliminated the private pension fund system and transferred all of the funds of the AFPJs to the ANSES. Historically, the AFJPs were the principal institutional investors in the Argentine capital markets, and their nationalization has resulted in a material reduction in the liquidity in Argentina’s local capital markets.

         More recently, in April 2011, the executive power nullified certain restrictions that prohibited the ANSES from exercising more than 5% of its voting rights in corporations, regardless of the number of shares it held. The ANSES has publicly stated its intention to exercise its voting rights above the 5% limit to designate directors in the corporations in which it has ownership interests. We cannot assure you that an active role of the ANSES in Argentine corporations will not adversely affect the Argentine financial market and the ability of Argentine corporations in obtaining financing from the international financial markets.

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

         The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, for example in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is substantially constrained. See “Exchange Rates and Exchange Controls”.

Property values in Argentina can significantly be reduced.

         Property values are influenced by multiple factors that are not in our control. We cannot assure you that property values will continue to increase or that they will not be reduced. Many of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina would materially affect our business.

Payment of dividends to non-residents has been limited in the past and may be limited again.

         Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. If similar restrictions are enacted by the Argentine government or the Central Bank in the future, it could have an adverse effect on our bussines.

The stability of the Argentine banking system is uncertain.

         During 2001 and the first half of 2002, a significant amount of deposits were withdrawn from Argentine financial institutions largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain Peso-Dollar parity in the context of its solvency crisis.

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

         In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the Argentine government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth which could adversely affect our business.

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

If prices for Argentina’s main commodity exports decline, such decline could have an adverse effect on Argentina’s economic growth and on our business.

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

         As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of gas and electricity tariffs in Argentina, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase.

         The federal government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production and transportation capacity and energy generation and transportation capacity over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed which may have a significant adverse effect on our business.

Risks Relating to Our Business

We are subject to risks inherent to the operation of shopping centers that may affect our profitability.

         Shopping centers are subject to various factors that affect their development, administration and profitability. These factors include:

•     decline in our lease prices or increases in levels of default by our tenants due to recessions, increases in interest rates and other factors that we cannot control;

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

         An increase in operating costs, caused by inflation or other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of our shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. If the international financial crisis has a substantial impact on economic activity in Argentina, it will likely have a material adverse effect on the revenues from the shopping center activity and thus on our business.

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

         Our growth strategy is focused on the redevelopment of properties we already own and the acquisition and development of additional properties. As a result, we are likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. The capital and credit markets have been experiencing extreme volatility and disruption during the last credit crisis. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of our prospects or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

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

Adverse incidents that occur in our shopping centers may result in damage to our image and a decrease in the number of our customers.

         Given that shopping centers are open to the public, with ample circulation of people, accidents, theft, robbery and other incidents may occur in our facilities, regardless of the preventative measures we adopt. In the event such an incident or series of incidents occurs, shopping center customers and visitors may choose to visit other shopping venues that they believe are safer and less violent, which may cause a reduction in the sales volume and operating income of our shopping centers.

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

         Our development activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors. Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

         All of our shopping center properties are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. To date, there have been relatively few companies competing with us for shopping center properties. However, if additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our financial condition.

         For the fiscal year ended June 30, 2011, 82.6 % of our sales from leases and services were derived from shopping centers in the City of Buenos Aires and the greater Buenos Aires metropolitan area. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the greater Buenos Aires metropolitan area, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

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

•     Fail to make rental payments when due; or

•     Close stores or declare bankruptcy.

         Any of these actions could result in the termination of the tenant’s leases and the loss of rental income attributable to the terminated leases. In addition, we cannot be sure that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to meet debt and other financial obligations in either Pesos or in a foreign currency.

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

         We had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2011, our consolidated financial debt amounted to Ps.737.1 million (including accrued and unpaid interests and deferred financing costs).

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

We are controlled by one principal shareholder.

         As of June 30, 2011, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), our major shareholder, owned in the aggregate 94.9% of our capital stock. This principal shareholder controls us and has significant influence on the election of our directors and the outcome of any action requiring shareholder approval. See “Operating and Financial Review and Prospects—Indebtedness—Convertible Notes.”

We are dependent on our chairman, Eduardo S. Elsztain and certain other senior managers.

         Our success, to a significant extent, depends on the continued employment of Eduardo S. Elsztain, Chairman of our board of directors, who has significant expertise and knowledge of our business and industry. The loss or interruption in of his services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

Due to the currency mismatches between our assets and liabilities, we have currency exposure.

         As of June 30, 2011, the majority of our liabilities, such as our Series I Notes and our Convertible Notes are denominated in U.S. Dollars while our revenues are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

Risks Relating to our ADSs and our Common Shares

Shares eligible for sale could adversely affect the price of our shares and American Depositary Shares (“ADS”)

         The market prices of our common shares and the ADSs could decline as a result of sales by our existing shareholders of common shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

         The ADSs are freely transferable under U.S. securities laws, including shares sold to our affiliate. IRSA, which as of June 30, 2011 own approximately 94.9% of our common shares (or approximately 1,195,253,997 common shares which may be exchanged for an aggregate of 29,881,350 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States

         There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange (the “Bolsa de Comercio de Buenos Aires”) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP and the regulations of the Comisión Nacional de Valores, which differ in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

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

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our shares or ADSs would suffer negative consequences.

         Based on the current and projected composition of our income and valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2011, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or ADSs at a gain, as well as reporting requirements. Please see “Taxation—United States Taxation” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Holders of our ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings.

         We will not treat the holders of our ADSs as one of our shareholders and the holders of our ADSs will not have shareholder rights. The depositary will be the holder of the common shares underlying your ADSs and ADS holders may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. The depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the common shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares and common shares represented by ADSs may not be voted as their desire.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

         Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self—dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.

         Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina’s short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

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

Our ability to pay dividends is limited by law and certain commitments under loan agreements.

         In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our audited financial statements prepared in accordance with Argentine GAAP.

Our shareholders’ ability to receive cash dividends may be limited.

         Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, to the extent that the ADS depositary can in its judgment, and in accordance with local exchange regulations, convert Pesos (or any other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars abroad, the ADS depositary will promptly as practicable convert or cause to be converted all cash dividends received by it in Pesos on the deposited securities into U.S. Dollars. If in the judgment of the depositary this conversion is not possible on a reasonable basis (or is not permitted by applicable Argentine laws, regulations and approval requirements), the ADS depositary may distribute the foreign currency received by it in Pesos in Argentina or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

ITEM 4.	Information on the Company

A. History and Development of the Company

General Information

         Our legal name is “Alto Palermo S.A. (APSA)” and our commercial name is Alto Palermo Centros Comerciales. We were authorized and incorporated by Executive Decree issued by the Argentine Executive Branch on August 29, 1889, registered under No. 126 of Page 268 of Book IV, and registered in the Public Registry of Commerce of the City of Buenos Aires (as adapted to conform to law 19,550) on February 27, 1976 under No. 323 on Page 6 of Book 85, Volume A of Argentine Corporations. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and our ADS on the NASDAQ. Our headquarters and principal executive offices are located at Moreno 877, 22nd Floor, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54-(11)-4344-4600. Our Depositary Agent for the ADS in the United States is Bank of New York Mellon whose address is 1258 Church Street Station, New York, New York 10286, and whose telephone is +1-(610)-312-5315. Our website is www.apsacc.com.ar. Information contained in or accesible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resources locator” and are for your information reference only. We assume no responsibility for the information contained on such sites.

History

         We were organized in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and until 1984, we owned the main fresh produce market in the City of Buenos Aires. Our most important asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely ceased operations. In July 1994, IRSA acquired a controlling interest in our company and, subsequently, we resumed real estate operations. Since then, we have continued to grow through a series of acquisitions and the development of our businesses. In April 1997, we merged with fourteen of our wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)” to “Alto Palermo S.A. (APSA)”.

         Significant acquisitions, dispositions and development of businesses

         The following is a description of the most significant events in terms of acquisitions, divestitures, real estate barter transactions and other transactions which occurred during the years ended June 30, 2011, 2010 and 2009:

Fiscal Year Ended June 30, 2011

Acquisitions

         Acquisition of Soleil Factory shopping center business

         On December 28, 2007, we and INCSA signed a letter of intent to acquire, build and manage a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was contingent upon the acquisition of the Soleil Factory shopping center. Upon completion of the acquisition of the Soleil Factory on July 1, 2010, as described below, we were obligated to commence the construction works on the site on May 2, 2011. However, INCSA shall comply with certain obligations prior to the commencement of said works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to us. As of the date of this annual report, these obligations have not been fulfilled and the construction works have not commenced.

         On July 1, 2010, we and INCSA entered into an agreement pursuant to which the Soleil Factory shopping center and other fixed assets were transferred to us. The transaction excluded any receivable or payable arising out of INCSA’s business prior to the transaction and also excluded a building, which currently is being operated as a hypermarket within the same premises. INCSA transferred the deed of title to us on August 3, 2011. The transaction was authorized by the Comisión Nacional de Defensa de la Competencia, the National Commission of Competition in Argentina, on April 12, 2011.

         Paraná plot of land

         On August 12, 2010, we acquired a 10,022 square meter property in the City of Paraná, Province of Entre Ríos, Argentina for US$ 0.5 million. We paid US$ 0.15 million and the remaining balance of US$ 0.35 million will be paid at the time the title is obtained.

         According to the agreement, the deeds of title will be transferred within 60 days after the following conditions are fulfilled: (i) we obtain the required municipal permits, or (ii) the seller obtains the lot subdivision, whichever occurs later. None of these conditions have occurred as of the date of this annual report. On March 18, 2011, the Municipality of Parana granted a pre-clearance to construct a shopping mall on the premises, although definitive permits are still pending.

         Acquisition of shares of TGLT

         On November 4, 2010, we acquired 5,214,662 shares of common stock of TGLT S.A. following its initial public offering for an amount of Ps. 47.1 million in cash.

         We acquired additional shares of TGLT amounting to 42,810, 98,000 and 876,474 common shares between December 2010 and April 2011. We invested a total of Ps. 56,3 million to acquire the shares. As of June 30, 2011, we had an 8.86% interest in TGLT.

         Acquisition of Metroshop’s shares

         On January 13, 2011, we purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and one vote per Class B share, representing 50% of Metroshop’s common capital stock. As of June 30, 2011 we held 100% of Metroshop´s common capital stock. See the section Dispositions for details on the dispositions of certain main assets of Metroshop.

         Acquisition of Torodur S.A.’s shares

         On June 13, 2011, we acquired for a de minimis consideration a 100% interest in the capital stock of Torodur S.A., a Uruguayan-based shell entity with no significant assets and/or operations. Previously, IRSA held 98% of this entity and the remaining 2% was held equally by Cam Communications LP (Bermudas), (formerly Elsztain Realty Partners Master Fund II LP), and Cam Communications LP (Delaware).

         On June 15, 2011, Torodur S.A. acquired 16.66% of Nuevo Puerto Santa Fe S.A.’s shares for US$ 1.5 million.

         Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

         On June 15, 2011, we acquired from Boldt S.A. and Inverama S.L., two unrelated companies, a 50% interest in the capital stock of NPSF (33.34% direct and 16.66% through Torodur S.A.), a company that acts as a lessee of a property built and operated as a shopping center in the port of the city of Santa Fe, Province of Santa Fe. The purchase price was US$ 4.5 million, of which we paid US$ 0.377 million. The balance will be paid in monthly non-interest bearing installments due on February 2013.

         The acquisition was contingent upon the approvals by the Ente Regulador del Puerto de Santa Fe (Regulatory Entity of the Port of Santa Fe) and the Caja de Asistencia Social Lotería de Santa Fe which were obtained subsequent to year-end, on August 18, 2011.

         Dispositions

         Negotiation between Metroshop and Tarshop

         On January 13, 2011, as an action subsequent to the purchase of the remaining 50% of Metroshop’s shares by us, Metroshop transferred the following assets to Tarshop:

i)	Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV).
ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.
iii)	All credit card customers or accounts and consumer loans.
iv)	Lease agreements on certain branches and their personal property.
v)	Labor agreements for payroll personnel.

         Sale of plots of land

         On May 18, 2010 we sold two plots of land located at Carlos Gardel Street Nos. 3128 and 3134 in the City of Buenos Aires for US$ 0.46 million, which was collected in full at year-end. On July 5, 2010 the deed of title was executed.

         Sale of 80% equity interest in Tarshop

         Our Board of Directors approved the sale of a 80% interest in Tarshop to Banco Hipotecario S.A. for a sale price of US$ 26.8 million. The transaction was approved by the Banco Central de la República Argentina, and subsequently was closed on September 13, 2010. We agreed not to compete in the credit card or consumer loan origination business market where Tarshop conducts business for a period of 5 years.

         Sale of Rosario plots of land

         On April 14, 2010, we sold the lot designated as “2A” of a parcel of land located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, paid in full as of June 30, 2011.

         On May 3, 2010, we sold the lot designated as “2E” for US$ 1.4 million paid in full as of June 30, 2011.

         On November 10, 2010, we sold the lot designated as “2F” for US$ 1.9 million, of which US$ 1.3 million was paid as of June 30, 2011 with the remaining balance collected on July 6, 2011.

         On December 3, 2010, we sold the lots designated as “2B”, “2C” and “2D” for US$ 1.5 million each, of which US$ 3 million was paid in full as of June 30, 2011 and US$ 1.3 million (lot”2D”) will be collected upon execution of the deed of title.

         Developments

         Shopping Neuquén project

         On July 5, 2010 the Company commenced the development of the shopping mall and the hypermarket.

         Additionally, on November 8, 2010, Shopping Neuquén S.A. was notified of a court resolution establishing the amount of legal costs and fees to be paid by Shopping Neuquén S.A. related to prior litigation with the Municipality. As of the date of this annual report this resolution is not firm and Shopping Neuquén S.A. is currently evaluating its courses of action.

         On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar S.A., an unrelated third party developer, pursuant to which Gensar S.A. acquired the right to purchase one plot of land of the project adjacent to the place where the shopping center is being developed. Gensar S.A. agreed to construct and operate a hypermarket. Shopping Neuquén transferred possession of the land in April 2011. On September 16, 2011, the public deed for the property of the mentioned lot was granted in favor of Gensar S.A., whose record is pending before the corresponding Registry of Property.

         Barter agreement with TGLT S.A.

         On October 13, 2010, we and TGLT S.A., a real estate developer in Argentina, entered into an exchange agreement in connection with a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires close to IRSA’s Shopping Center known as “Alto Palermo Shopping.” The property has a surface of 3,207 square meters and the purchase price was US$18.8 million. This transaction has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of IRSA’s main shopping center. As consideration, TGLT S.A. agreed to transfer to us (i) certain units to be determined, representing 17.33% of the aggregate surface of the units to be built, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces to be built, (iii) all the commercial parking spots and (iv) US$10.7 million, which were paid upon the execution of the purchase deed in favor of TGLT S.A. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. TGLT S.A. completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 therefore; the precedent condition for the transaction was fulfilled on that date. TGLT S.A. paid the US$10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Berutti plot of land was executed.

         To ensure performance of obligations assumed by TGLT S.A. under the deed of sale, a mortgage was granted in favor of us.

         On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo”, which ruled the suspension of the works.

Fiscal Year Ended June 30, 2010

         Acquisitions

         Acquisition of Tarshop´s shares

         On October 30, 2009 Tarshop S.A. (“Tarshop”) capitalized certain capital contributions made by us increasing our interest in Tarshop from 93.44% to 98.59%.

         During January 2010, we acquired the remaining minority interest in Tarshop for US$ 0.54 million, obtaining 100% of Tarshop shareholding as of June 30, 2010.

         Acquisition of Arcos del Gourmet shares.

         On November 27, 2009, we acquired 80% of the share capital of Arcos for a purchase price determined as follows: (i) a fixed price of US$4.3 million for 40% of the stock and (ii) a fixed price of US$ 0.84 million plus a determinable price equivalent to 20% of the investment required to develop the project up to maximum of US$ 6.9 million for the other 40% of the stock. As of June 30, 2011, we paid US$4.4 million. The remaining unpaid balance will be paid as follows: (i) US$ 1 million due on November 27, 2011 and (ii) 10% of any increase in Arcos del Gourmet S.A.’s common stock.

         On June 25, 2010, we and certain minority shareholders entered into an option agreement to acquire a 17.54% minority interest in Arcos for an aggregate price of US$1.4 million. The option price is US$ 0.4 million, of which Ps. 0.4 million was paid as of the date of these financial statements. The option expired on April 30, 2011 upon the conditions not being fulfilled. As of the date of this annual report, we are starting the development of this project and we expect to finish the works during the first half of 2013.

         Purchase of Conil’s shares

         On October 21, 2009, we acquired a 50% interest in Conil for US$ 0.3 million, which was fully paid as of June 30, 2010. The main asset of Conil is a 2,471 square meter undeveloped parcel of land located in the city Avellaneda, Province of Buenos Aires.

         Non-compete agreement with the former minority shareholder of Tarshop.

         In January 2010, we entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac agreed not to conduct in or be related to any business associated with or related to credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period. Additionally, under the agreement, Mr. Halac agreed not to participate in the development of any shopping mall with more than 20,000 square meters in the City of Buenos Aires. We agreed on a price of US$ 2.2 million, of which US$ 0.8 million was payable at execution date and the remaining US$ 1.4 million payable in 28 consecutive monthly installments through the termination date of the agreement on April 30, 2013.

         Dispositions

         Sale of equity interest in Tarshop.

         On December 22, 2009, our Board of Directors approved the sale, assignment and transfer on behalf of Banco Hipotecario S.A. (“Banco Hipotecario” or “BHSA”) the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of Tarshop’s shares.

         On December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Banco Central de la República Argentina (“Argentine Central Bank”) granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed.

         Sale of properties in Guaymallén (Mendoza) and Rosario.

         On March 26, 2010, we sold a building located in the district of Guaymallén, Province of Mendoza for US$ 0.3.

         On April 14, 2010, we sold the lot designated as “2A” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, of which US$ 1.0 million was collected as of June 30, 2010. The remaining balance will be settled upon executing the title deed. The sale is subject to certain conditions, which have not been satisfied as of year-end.

         On May 3, 2010, we sold the lot designated as “2E” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 1.4 million, of which US$ 0.3 million was collected as of June 30, 2010. The outstanding balance will be settled as follows: an amount of US$ 0.3 million, upon transfer of title and an amount of US$ 0.7 million, plus interest at 14% due on May 30, 2011. The lot was mortgaged in our favor as collateral for the purchase price.

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

         Dot Baires Shopping has four levels and three basements, a covered area of 173,000 square meters, out of which 49,731 are square meters of gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles.

         Total contributions to this project made by the shareholders amounted to Ps. 557.0 million and Ps. 532.4 million as of June 30, 2010 and 2009, respectively.

Fiscal Year Ended June 30, 2009

         Developments of businesses

         Barter transaction with Cyrsa S.A.

         On July 21, 2008, we entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) pursuant to which we, subject to certain closing conditions, would surrender to Cyrsa our right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction was valued at US$ 5.9 million.

         On December 17, 2010, we and CYRSA signed an instrument which rescinded the abovementioned agreement.

         Barter transaction with Condominios del Alto S.A.

         On November 27, 2008, we granted an unrelated party, Condominios del Alto S.A. (“Condominios”), a purchase option through a barter agreement pursuant to which we bartered a plot of land located in Rosario (plot “2H”), Province of Santa Fe for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, we will have 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million. As part of the agreement, Condominios paid us US$ 0.03 million and assumed certain obligations. Condominios (i) guaranteed the transaction with a first degree mortgage on the land in our favor for US$ 2.3 million; (ii) established a security insurance of which we will be assignor of the insured amount of US$ 2.3 million; and (iii) caused the shareholders of Condominios to assumed a personal guarantee of the obligations of Condominios up to US$ 1.0 million.

         Paraná plot of land.

         On June 30, 2009, we signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. We intend to construct a shopping center on the site. On August 12, 2010, the purchase agreement was executed. See “Recent Developments” for subsequent events details.

Capital Expenditures

Fiscal year 2011

         For the fiscal year ended June 30, 2011 we invested Ps.52.0 million in capital expenditures of which: (i) Ps.9.5 million were related to improvements made to our shopping centers and offices; (ii) Ps.13.4 million were allocated to work in progress; (iii) Ps.7.7 million were related to construction and advance payments made in Dot Baires shopping; (iv) Ps.4.7 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (v) Ps.16.4 million were allocated to suppliers advances; (vi) Ps.0.3 million were allocated to the acquisition of plots of lands.

Fiscal year 2010

         For the fiscal year ended on June 30, 2010 we invested Ps.53.8 million in capital expenditures of which: (i) Ps.32.5 million were related to improvements made to our shopping centers and offices; (ii) Ps.7.4 million were related to construction and advance payments made in Dot Baires shopping; (iii) Ps.6.0 million were related to advances to suppliers; (iv) Ps.2.6 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (v) Ps.3.1 million were allocated to the acquisition of undeveloped parcels of land and (vi) Ps.2.2 million were related to other corporate purposes.

Fiscal year 2009

         For the fiscal year ended on June 30, 2009 we invested Ps.247.4 million in capital expenditures of which: (i) Ps.205.9 million were related to construction and advance payments made in Dot Baires shopping; (ii) Ps.11.1 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (iii) Ps.17.0 million were related to improvements made to our shopping centers and offices; (iv) Ps.4.0 million were allocated to the acquisition of undeveloped parcels of land and (v) Ps.9.4 million were allocated to other corporate purposes.

Recent Developments

Recent developments

         Sale of a lot to GENSAR S.A.: On September 22, 2011, our subsidiary Shopping Neuquén Sociedad Anónima agreed to assign, sell and transfer to GENSAR S.A. a lot designated as Lot H with all the fixtures, buildings, and improvements bound to the soil. This lot is part of the property facing Doctor Ramon St. unnumbered, and the National Road Nº 7, located in the City of Neuquén, Province of Neuquén, Argentina, Department of Confluencia, First section, with a total area of 14,792 meters and 68 square decimeters, for the agreed total price of US$ 0.4 million paid in cash.

         The property would be transferred on the condition that the buyer utilized it to construct and operate a supermarket at its own cost and expense, in accordance with the terms and conditions agreed upon with Neuquén Municipality.

         Conversion of Alto Palermo’s Convertible Notes: On September 22, 2011, we reported that one holder of our Convertible Notes exercised its conversion rights. Hence, we issued 277,777 common shares, of nominal value pesos 0.1 (V$N 0.1) each, and canceled Convertible Notes for an amount of US$ 9,000.

         As a result of the conversion, our capital stock increased from Ps. 125,960,841.1 to Ps. 125,988,618.8 and the amount of our outstanding shares increased from 1,259,608,411 to 1,259,886,188. On the other hand, the amount of Convertible Notes outstanding as a consequence of this conversion amounts to US$ 31,746,502. We also reported that the conversions were performed in accordance with the terms and conditions established in the prospectus of issuance of the Convertible Notes and at the conversion rate of 30.864 shares, nominal value pesos 0.10, per Convertible Note of nominal value US$ 1.

         Aquisition of Nuevo Puerto Santa Fe S.A. Shares: On August 18, 2011, we informed that we have fullfilled the conditions of the transaction reported by Form 6-K, dated as of June 27, 2011. In that opportunity we have reported that we had conditionally aquired from Boldt S.A. and Iverama S.L. (the “Sellers”), the fifty percent (50%) of the shares of Nuevo Puerto Santa Fe S.A., hereinafter “NPSF,” a corporation that is tenant of a building in which was built and operates a shopping center of approximately 8,000 leasable square meters (sqm), located at the Santa Fe City’s Port, Santa Fe Province and a sub-licensee as from the date hereof.

         Finally we inform that the transaction has been approved by the Administrative Entity of Puerto Santa Fe, regarding the modification of the shareholding structure of NPSF, and has not been opposed by Santa Fe Lottery Social Welfare Found “Caja de Previsión Social Lotería Santa Fe”.

         Consequently, the Company NPSF is constituted 50% by APSA and the remaining 50% by GRAINCO SA.

         Ordinary and Extraordinary Shareholders’ Meeting of APSA: On October, 31, 2011, the Shareholders’ Meeting decided to modify the nominal value of our outstanding shares, currently Ps.0.10 for an amount of Ps.1, per share, and to settle in cash the stock fractions, if applicable, subject to the applicable law. It was also approved the allocation of an amount equal to 1% of the outstanding capital of the Company, that shall be equal to Ps.9,069,530, through an incentive plan addressed to certain employees of the Company, and the delegation of powers into the Board of Directors of the Company for the formation of an special purpose vehicle and to implement such plan, and the power to establish timing, pricing, allocation, amounts, and other, subject to applicable law. In addition, our annual ordinary shareholders' meeting approved a new global program for the issuance of non-convertible notes, either secured or unsecured, for a maximum outstanding amount at any time of up to US$ 300 million, all in accordance with the provisions of the Negotiable Obligations Law, and delegated to the Board of Directors broad powers to decide the terms, conditions and implementation of such global program.

B. Business Overview

Operations and principal activities

         We are one of the largest owners and/or managers of shopping centers in Argentina in terms of gross leasable area and number of shopping centers. We own and operate thirteen shopping centers in Argentina, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires), two of which are located in the greater Buenos Aires metropolitan area (Alto Avellaneda and Soleil) and the rest of which are located in important provincial cities (Alto NOA in Salta, Alto Rosario and La Ribera Shopping in Santa Fe, Mendoza Plaza in Mendoza and Córdoba Shopping-Villa Cabrera in Córdoba). We also own certain properties for future development of new shopping centers, offices and housing in Buenos Aires and several provincial cities.

         As of June 30, 2011, our shopping centers had a total of 299,622 square meters of gross leasable area (excluding space occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping centers, as reported by our tenants, were approximately Ps.7,766.3 million during the year ended June 30, 2011 (excluding Soleil total sales, our total sales were Ps. 7,562.2 million) and Ps.5,778.2 million for the fiscal year ended June 30, 2010 (excluding Dot Baires Shopping, our total sales for the fiscal year ended June 30, 2010 were Ps. 5,014.7 million). Tenant sales at our shopping centers are relevant to our revenues and profitability, because they are one of the principal factors that determine the amount of rent that we charge our tenants.

         As of June 30, 2011, we had total assets of Ps.2,326.0 million and shareholders’ equity of Ps.907.0 million. During our fiscal years ended June 30, 2009, 2010 and 2011, we had revenues of Ps.642.6 million, Ps.784.9 million and Ps.856.5 million, respectively, and had net income (loss) of Ps.(22.1) million, Ps.119.1 million and Ps.260.6 million, respectively. We operate our business through three reportable segments: Leases and services, Consumer financing and Others, as described below.

         Leases and services. We derive a majority of our revenues from leases with retail tenants in our twelve shopping centers. We generally charge our tenants rent based on the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales. We also charge our tenants monthly management fees for our administration and maintenance of common areas and administration of contributions made by tenants to finance promotional efforts for our shopping centers. We also generate revenues from admission rights (a non-refundable fee certain tenants are required to pay upon entering into or renewing a lease), leasing agent fees and parking lot fees. As of June 30, 2011, the average occupancy rate of our shopping centers was 97.6%. Our Leases and services segment generated operating income of Ps. 215.8 million, Ps.266.6 million and Ps. 402.7 during fiscal years ended June 30, 2009, 2010 and 2011, representing 239.2%, 83.2% and 85.03%, respectively, of our consolidated operating income for such fiscal years.

         Consumer financing. We operate a consumer financing business through our subsidiary Metroshop and our affiliate Tarshop. Tarshop and Metroshop’s operations consist primarily of lending and servicing activities relating to the credit card and personal loan products offered to consumers at shopping centers, hypermarkets and street stores. Our revenues from credit card transactions are derived from interest income generated by financing and lending activities, merchants’ fees, charges for life and disability insurance, and fees for data processing and printing cardholders’ account statements, among others. In September 2010 we sold 80% of Tarshop’s stock to Banco Hipotecario for US$26.8 million and retained the remaining 20%. Due to this sale, the Consumer financing segment will have a less significant impact on our results of operations going forward. We acquired 50% of the capital stock of Metroshop from Tarshop on May 21, 2010, and the remaining 50% from Metronec S.A. on January 13, 2011. Our Consumer financing segment generated operating income (loss) of Ps. (130.9) during the fiscal year ended June 30, 2009, representing (145.1%) of our consolidated operating income for such fiscal year, Ps.49.0 million during the fiscal year ended June 30, 2010, representing 15.3% of our consolidated operating income for such fiscal year, and Ps.17.7 million during our fiscal year ended June 30, 2011, representing 3.74% of our consolidated operating income for such fiscal year. See “Related Party Transactions” for additional details.

         Others. Our Others segment includes the development and sale of residential properties, acquisitions of undeveloped parcels of land for future development and sales from time to time of such undeveloped parcels. Our Others segment generated operating income of Ps. 2.9, Ps. 1.9 million and Ps. 52.6 million during the fiscal years ended June 30, 2009, 2010 and 2011, respectively, representing 3.22%, 0.59% and 11.11% of our consolidated operating income for such fiscal years.

         Our major shareholder is IRSA, which owned 94.9% of our outstanding shares as of June 30, 2011. IRSA is an Argentine company engaged in a range of diversified real estate activities and whose shares are listed on the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange.

         Business Strategy

         Our principal objective is to maximize our profitability. We seek to leverage our experience in the Argentine shopping center industry to generate sustainable cash flow growth and increase the long-term value of our real estate assets.

         Investment strategy. We seek to take advantage of unsatisfied demand for shopping centers by developing new shopping centers in urban areas which we believe have attractive growth prospects, including in the Buenos Aires metropolitan area, certain Argentine provinces and potentially elsewhere in Latin America. Central to the success of our strategy are the close commercial relationships which we have cultivated for years with more than 1,000 retailers who permit us to offer an attractive tenant mix in each shopping center. Our investment strategy consists primarily of the following:

•     Selectively developing new shopping centers. We seek to develop new shopping centers in high density locations with attractive prospects for growth. We currently own parcels of land on which we plan to develop future shopping centers with a total gross leasable area of approximately 90,000 square meters. These parcels are located in the City of Buenos Aires, Neuquén, Tucumán and Paraná.

•     Selectively acquiring shopping centers. Our goal is to acquire shopping centers which we believe will benefit from our know-how, centralized management, relationship with shopping center tenants and leasing strategies, which will allow us to expand into new markets and create synergies with our current portfolio.

•     Expanding and improving our existing properties. We plan to expand and improve our properties through renovations, redevelopments, expansions and/or reconfigurations to make them more attractive to tenants for leasing or re-leasing or to take advantage of underutilized land or leasable space. This will allow us to better our position in the industry and increase our revenues through a smaller increase in costs.

•     Developing residential and office buildings. We will evaluate opportunities to develop residential and office buildings near our shopping centers to increase customer traffic in our shopping centers and otherwise enhance the value of our other nearby properties.

•     International expansion. We believe there are opportunities to acquire and develop shopping centers in other countries outside Argentina. We continually analyze the possibility of expanding our operations to markets where we can take advantage of our shopping center development and administrative know-how.

         Operating strategy. Our core operating strategy is to maximize growth and profitability of our shopping centers by increasing our tenant sales and by achieving the optimum tenant mix for each of our shopping centers. We seek to achieve this objective by:

•     Continuously upgrading our shopping centers. We seek to have our shopping centers cater to a wide range of socio-economic segments and to achieve this objective we intend to continue upgrading and renovating our shopping center properties to enhance the overall shopping experience we offer, while maintaining competitive tenant occupancy costs.

•     Optimizing tenant base and lease terms. We seek to take advantage of increasing occupancy rates by leasing and re-leasing our properties to a diverse group of creditworthy and well-recognized tenants, resulting in higher base rents per square meter.

•     Enhancing our relationship with our tenants. We seek to enhance our relationship with our shopping center tenants by providing them with administrative advice and recommendations with respect to their promotional and marketing initiatives. These relationships serve as the foundation for each new endeavor we undertake.

•     Enhancing brand awareness and consumer loyalty. We believe that our shopping centers enjoy widespread recognition, and we intend to enhance consumer and tenant loyalty to our shopping centers through aggressive marketing campaigns. To improve consumer loyalty we intend to organize targeted publicity campaigns, hold promotional events and implement initiatives to attract local consumers and tourists away from traditional street-level stores and to differentiate our shopping centers from those of our competitors. We also seek to enhance our relationships with consumers by improving entertainment and restaurant facilities to encourage increased frequency and duration of visits, particularly by young women, families and tourists.

•     Improving operating margins. We seek to take advantage of growth opportunities to further consolidate our administrative capabilities and to achieve greater economies of scale and cost reductions at each of our shopping centers in order to improve our consolidated operating margins.

         Our headquarters are located at Moreno 877, 22nd floor, (C1091AAQ) Buenos Aires, Argentina. Our telephone number is +54 (11) 4323-7449.

Shopping Centers

Overview

         As of June 30, 2011, we owned and/or operated the following twelve shopping centers in Argentina:

Shopping Center	Effective Interest owned(1)	Location
Abasto	100%	City of Buenos Aires, Argentina
Alto Palermo	100%	City of Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Paseo Alcorta	100%	City of Buenos Aires, Argentina
Patio Bullrich	100%	City of Buenos Aires, Argentina
Alto NOA	100%	Salta, Argentina
Buenos Aires Design	53.684%	City of Buenos Aires, Argentina
Mendoza Plaza	100%	Mendoza, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Córdoba Shopping Villa Cabrera	100%	Córdoba, Argentina
Dot Baires Shopping	80%	City of Buenos Aires, Argentina
Soleil	100%	Buenos Aires, Argentina
(1)	Percentage of equity interest owned has been rounded.

Tenant Retail Sales

         The following table sets forth the total approximate tenant retail sales in Pesos at our shopping centers for the periods indicated

	Fiscal year ended June 30, (1)
	2009	2010	2011
	Ps.	Ps.	Ps.
Abasto	774,496,092	926,372,674	1,227,371,682
Alto Palermo	745,008,569	879,728,390	1,100,349,096
Alto Avellaneda	696,502,305	885,195,429	1,132,631,269
Paseo Alcorta	374,756,633	414,651,556	525,752,301
Patio Bullrich	274,923,406	344,789,105	432,319,411
Alto NOA	211,353,264	280,241,284	381,181,135
Buenos Aires Design	129,072,350	140,973,530	188,474,744
Mendoza Plaza	436,599,085	559,359,204	733,370,200
Alto Rosario	318,443,541	419,143,398	610,931,563
Córdoba Shopping- Villa Cabrera	133,526,649	164,257,027	244,188,789
Dot Baires Shopping	99,478,084	763,527,536	985,671,886
Soleil	—	—	204,076,974
Total sales (2)	4,194,159,978	5,778,239,133	7,766,319,050

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.
32

         The following table shows certain information on shopping centers in which we held an interest as of June 30, 2011:

	Acquisition date/Opening	Gross leaseable area (1)	Stores	Occupancy percentage (2)	Owned percentage	Book value as of June 30, 2011 (3)
		(sqm)		(%)	(%)	(Ps.)
Abasto (4)	7/94	37,731	174	99,8	100	152,266
Alto Palermo (5)	11/97	18,701	145	100,0	100	114,674
Alto Avellaneda (6)	11/97	36,663	141	96,3	100	61,977
Paseo Alcorta	6/97	13,911	110	99,2	100	65,197
Patio Bullrich	10/98	11,741	84	100	100	82,702
Alto NOA (7)	3/95	19,001	92	100	100	20,350
Buenos Aires Design (8)	11/97	13,777	62	98,6	54	7,833
Mendoza Plaza (9)	12/94	40,659	150	95,2	100	77,823
Alto Rosario (10)	11/04	28,646	145	95	100	78,764
Córdoba Shopping –Villa Cabrera- (11)(12)	12/06	15,174	108	98,1	100	65,538
Dot Baires (13)	05/09	49,527	155	99,7	80	531,507
Soleil Factory	07/10	14.091	71	87.8	100	66,266
Total		299,622	1,437	97.6		1,324,897
(1)	Excludes the gross leaseable area occupied by hypermarkets that are not our tenants.
(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2011.
(3)	Book value equals cost of acquisition of fixed assets or development plus improvements, (adjusted for inflation until February 28, 2003), less accumulated depreciation and impairment charges / recovery. Excludes works in progress.
(4)	Excludes approximately 3,732 square meters of space occupied by Museo de los Niños, Abasto.

Occupancy Rate

         The following table sets forth the occupancy rate of each shopping center expressed as a percentage of its gross leasable area as of the dates indicated:

	As of June 30,
	2009	2010	2011
Abasto	99.8	99.6	99.8
Alto Palermo	100.0	100.0	100.0
Alto Avellaneda	100.0	96.0	96.3
Paseo Alcorta	97.9	97.5	99.2
Patio Bullrich	99.6	99.7	100
Alto NOA	99.9	99.9	100
Buenos Aires Design	98.8	98.4	98.6
Mendoza Plaza	96.8	93.1	95.2
Alto Rosario	95.0	93.7	98.1
Córdoba Shopping Villa Cabrera	96.4	98.8	98.1
Dot Baires Shopping	99.9	100	99.7
Soleil	—	—	87.8
Weighted Average	98.5	97.5	97.6

Rental Price

         The following table shows the annual rental price per square meter for the periods indicated below:

	Fiscal year ended June 30, (1)
	2009 (Ps.)	2010 (Ps.)	2011 (Ps.)
Abasto	1,710.8	1,986.8	2,549.5
Alto Palermo	3,580.8	4,033.8	4,995.7
Alto Avellaneda	1,156.0	1,469.2	1,877.6
Buenos Aires Design	731.1	810.2	959.7
Paseo Alcorta	2,408.7	2,498.9	3,233.6
Patio Bullrich	2,254.6	2,673.9	3,201.7
Alto NOA	502.6	658.6	920.3
Alto Rosario	746.5	948.4	1,336.5
Mendoza Plaza	546.8	598.8	804.9
Córdoba Shopping- Villa Cabrera	590.7	731.6	1,104.0
Dot Baires Shopping	1,162.4	1,081.9	1,288.4
Soleil			870.5
(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.
33

Expiration of Lease Agreements

         The following table shows a schedule of estimated expirations of our shopping center leases in effect as of June 30, 2011, assuming that none of our tenants exercise renewal options or terminate their lease early:

Lease Agreements Expiration as of June 30:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire (3)	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	616	102,627	34%	120,893,783	38%
2013	396	52,174	17%	80,445,986	25%
2014	316	46,362	15%	72,722,562	23%
2015 and subsequent years	107	98,459	33%	46,312,766	14%
Total (2)	1,435	299,622	100%	320,375,097	100%
(1)	Including the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.
(2)	Including the base rent and does not reflect our ownership interest in each property.

(3)	Even though the leases are voidable by law, we consider them to be non-voidable for these purposes. See Note 14.I.q to our audited consolidated financial statements.

Depreciation

         The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see our audited annual consolidated financial statements included elsewhere herein.

Detailed Information about each of our Shopping Centers

         Set forth below is information regarding our shopping center portfolio, including tables with the names of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

Abasto, City of Buenos Aires.

         Abasto is a 174-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. We have invested US$111.6 million in Abasto. The main building is a landmark building that was the primary fresh produce market for Buenos Aires between 1889 and 1984. We converted the property into an 116,646 square meter shopping center (including parking and common areas) with approximately 37,731 square meters of gross leasable area (41,463 square meters including Museo de los Niños, a children’s museum). We also have been authorized to develop approximately 277 additional square meters over the constructed area. Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto project, our developed residential apartment complex, and to Coto supermarket.

         Abasto includes a food court with 28 restaurants, a 12-screen multiplex cinema with seating for approximately 3,100 people covering an area of 8,021 square meters, entertainment facilities and a 3,732 square meter children’s museum that it is not included in the gross leasable area. The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters. Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

         During the fiscal year ended June 30, 2011, visitors to the shopping center generated total nominal retail sales of approximately Ps.1,227.4 million, representing annual sales per square meter of approximately Ps.32,529.4. Revenues from leases increased from approximately Ps.91.3 million for the fiscal year ended June 30, 2010 to Ps.118.7 million for the fiscal year ended June 30, 2011, which represent monthly revenues per gross leasable square meter of Ps.202.3 and Ps.262.1, respectively, for such periods. As of June 30, 2011, the occupancy rate in Abasto was 99.8%.

Abasto’s five largest tenants

         Abasto’s five largest tenants (in terms of sales) accounted for approximately 30.7% of its gross leasable area as of June 30, 2011 and approximately 18.2% of the annual base rent for the fiscal year ended on June 30, 2011.

         The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Hoyts General Cinema	Cinema	8,021	21.3
Zara	Great Shop of Clothes and footwear	1,790	4.7
Frávega	Houseware	885.2	2.3
Garbarino	Houseware	656.7	1.7
Compumundo	Houseware	246.53	0.7
Total		11,599.5	30.7
34

Tenant mix of Abasto

         The following table sets forth the types of tenants in Abasto as of June 30, 2011:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	16,144.6	42.8
Entertainment	11,884.2	31.5
Miscellaneous	3,505.6	9.3
Home & Houseware	3,218.4	8.5
Restaurant	2,658.1	7.0
Services	320.2	0.8
Total	37,731.2	100.0

         Revenues from Abasto

         The following table sets forth certain information relating to the revenues from Abasto for the periods indicated:

	Fiscal year ended June 30, (1)
	2009	2010	2011
	(in thousand of Ps.)
Base rent	46,384.7	55,760.2	65,475.4
Percentage rent (1)	14,169.8	13,872.3	25,700.5
Total rent	60,554.5	69,632.5	91,175.9
Revenues from admission rights (2)	10,265.5	12,739.7	15,432.6
Management fees	1,200.0	1,440.0	1,775.0
Parking	5,920.4	7,209.3	10,051.5
Other	193.0	282.8	265.2
Total	78,133.4	91,304.3	118,700.2
(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of Lease Agreements for Abasto

         The following table shows a schedule of estimated lease expirations for Abasto during the periods indicated for leases in effect as of June 30, 2011, assuming that none of these tenants will exercise their renewal options or terminate their leases early:

Lease Expiration as of June 30,(3)	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	72	16,711	44	21,210,551	38
2013	52	6,353	17	14,154,972	25
2014	40	6,287	17	14,599,733	26
2015 and subsequent years	10	8,380	22	6,423,923	11
Total	174	37,731	100	56,389,179	100
(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

         Alto Palermo, City of Buenos Aires

         Alto Palermo is a 145-store shopping center which opened in 1990 in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires, with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking) that consists of 18,701 square meters of gross leasable area. We also have been authorized to develop approximately 14,739 additional square meters over the constructed area. The shopping center has an entertainment center and a food court with 19 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

         During the fiscal year ended June 30, 2011, visitors to the shopping center generated total nominal retail sales of approximately Ps.1.100.3 million, which represented annual sales per square meter of approximately Ps.58,839.6. Revenues from leases increased from approximately Ps.98 million for the fiscal year ended June 30, 2010 to Ps.121.2 million for the fiscal year ended June 30, 2011, which represented monthly revenues per gross leasable square meter of Ps.438.5 and Ps.539.9, respectively, for such fiscal years. As of June 30, 2011, the occupancy rate in Alto Palermo was 100%.

35

         Alto Palermo’s tenants

         Alto Palermo’s five largest tenants (in terms of sales) accounted for approximately 15.0% of its gross leasable area as of June 30, 2011 and approximately 17.2% of its annual base rent for the year ended on June 30, 2011.

         The following table describes Alto Palermo’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	Gross Leaseable Area (%)
Zara	Great Shop of Clothes and footwear	1,384.0	7.4
Just for Sport	Clothes and footwear	724.3	3.9
Sony Style	Houseware	361.4	1.9
Garbarino	Houseware	185.7	1.0
Frávega	Houseware	155.8	0.8
Total		2,811.3	15

Tenant Mix of Alto Palermo

         The following table sets forth the types of tenants in Alto Palermo as of June 30, 2011:

	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	10,129.3	54.2
Restaurant	2,727.9	14.6
Services	1,767.4	9.4
Miscellaneous	1,550.0	8.3
Entertainment	1,308.5	7.0
Home & Houseware	1,217.8	6.5
Total	18,700.9	100.0

Revenues from Alto Palermo

         The following table sets forth certain information relating to the revenues derived from Alto Palermo during the following periods:

	Fiscal year ended June 30 (1)
	2009	2010	2011
	(in thousands of Ps.)
Base rent	51,374.6	58,543.4	71,131.5
Percentage rent (1)	13,037.8	16,939.7	22,962.4
Total rent	64,412.4	75,483.1	94,093.8
Revenues from admission rights (2)	11,371.0	13,414.9	16,182.6
Management fees	960.0	1,260.0	1,630.2
Parking	5,744.7	7,257.8	8,914.6
Other	146.5	604.2	333.6
Total	82,634.6	98,020.0	121,154.9
(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of lease agreements for Alto Palermo

         The following table shows a schedule of estimated lease expirations for Alto Palermo during the periods indicated for leases in effect as of June 30, 2011, assuming that none of the tenants exercise their renewal options or terminates their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	65	7,519	40	24,349,018	44
2013	38	5,438	29	13,104,628	24
2014	33	2,678	14	12,943,776	23
2015 and subsequent years	9	3,066	17	5,289,977	9
Total	145	18,701	100	55,687,399	100
(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Alto Avellaneda, Greater Buenos Aires

         Alto Avellaneda is a 141-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 36,663 square meters of gross leasable area. We also have been authorized to develop approximately 24,702 additional square meters over the constructed area. The shopping center has a six-screen multiplex cinema, the first Wal-Mart superstore in Argentina, an entertainment center, a food court with 20 restaurants, an anchor store, Falabella and 1,585 square meters of clothing store Zara, that opened on September, 2011. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda. The shopping center has a 2,700-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

         During the fiscal year ended June 30, 2011, visitors to the shopping center generated total nominal retail sales of approximately Ps.1,132.6 million which represents annual per square meter of approximately Ps.30,893. Revenues from leases increased from approximately Ps.59.8 million for the fiscal year ended June 30, 2010 to Ps.77.2 million for the fiscal year ended June 30, 2011, which represent monthly revenues per gross leasable square meter of Ps.136.3 and Ps.175.5, respectively, for such periods. As of June 30, 2011, the occupancy rate in Alto Avellaneda was 96.3%.

36

         Alto Avellaneda’s Tenants

         Alto Avellaneda’s five largest tenants (in terms of sales) accounted for approximately 35.4% of its gross leasable area as of June 30, 2011 and approximately 38.8% of its annual base rent for the fiscal year ended June 30, 2011.

         The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Falabella	Anchor Store	11,629.0	31.7
Garbarino	Houseware	639.8	1.7
Frávega	Houseware	512.0	1.4
Compumundo	Houseware	190.6	0.5
Sport Line		25.0	0.1
Total		12,996.4	35.4

Tenant mix of Alto Avellaneda

         The following table sets forth the types of tenants in Alto Avellaneda as of June 30, 2011:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Anchor Store	11,629.0	31.7
Clothes and footwear	12,178.0	33.2
Entertainment	6,192.7	16.9
Home & Houseware	2,391.4	6.5
Restaurant	1,993.7	5.4
Miscellaneous	1,613.5	4.4
Services	665.0	1.8
Total	36,663.1	100.0

Revenues from Alto Avellaneda

         The following table sets forth certain information relating to the sales by Alto Avellaneda during the following periods:

	Fiscal year ended June 30, (1)
	2009	2010	2011
	(in thousands of Ps.)
Base rent	30,534.8	35,753.3	44,994.3
Percentage rent (1)	11,068.0	16,308.3	22,143.7
Total rent	41,602.8	52,061.6	67,138.0
Revenues from admission rights (2)	5,582.3	6,630.5	8,477.2
Management fees	600.0	1,020.0	1,504.8
Other	266.1	120.9	73.9
Total	48,051.2	59,833.0	77,193.9
(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

         Expiration of lease agreements for Alto Avellaneda

         The following table sets forth a schedule of estimated lease expirations for Alto Avellaneda during the periods indicated for leases in effect as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	57	12,239	33	11,919,125	29
2013	29	2,770	8	5,539,680	14
2014	28	3,631	10	7,905,456	19
2015 and subsequent years	25	18,023	49	15,583,238	38
Total	139	36,663	100	40,947,499	100
(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.
37

Buenos Aires Design, City of Buenos Aires

         Buenos Aires Design is a shopping center with 62 stores specialized in interior and home decoration stores which opened in 1993. We own a 53.68% interest in Emprendimiento Recoleta S.A., the company which has the concession to operate Buenos Aires Design. The other shareholder of Emprendimiento Recoleta S.A., Hope Funds, holds the remaining 46.32% interest.

         As a result of a public auction, in February 1991, the City of Buenos Aires granted Emprendimiento Recoleta a 20-year concession to use a plot of land in Centro Cultural Recoleta, which expires in November, 2013. In June 1991, we entered into an agreement with the shareholders of Emprendimiento Recoleta relating to the management of Buenos Aires Design for a monthly administration fee of approximately 10% of the net payment of common expenses. On November 25, 2010, the City of Buenos Aires passed Decree No. 867/10 by virtue of which the concession was extended for an additional period of five years. The concession agreement provides for Emprendimiento Recoleta to pay the City of Buenos Aires a monthly amount of Ps.20,168. It establishes that the concession may be terminated for any of the following reasons, among others:

•	material breach of the obligations of the parties, which include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; and (iii) non payment of the monthly fee for two consecutive periods;
•	destruction or abandonment of the area under concession;
•	bankruptcy or liquidation; and
•	restitution of the plot of land under concession, which shall only take place for public interest reasons.

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

         Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking) that consists of 13,777 square meters of gross leasable area. The shopping center has 8 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot. Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

         During the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.188.5 million which represents annual sales per square meter of approximately Ps.13,680.9. Revenues from leases increased from approximately Ps.14.6 million for the fiscal year ended June 30, 2010 to Ps.17.3 million for the fiscal year ended June 30, 2011, which represent monthly sales per gross leasable square meter of Ps.88.3 and Ps.104.9, respectively, for such periods. As of June 30, 2011, the occupancy rate in Buenos Aires Design was 98.6%.

         Buenos Aires Design’s Tenants

         Buenos Aires Design’s five largest tenants (in terms of sales) accounted for approximately 25.2% of its gross leasable area as of June 30, 2011 and approximately 29.7% of its annual base rent for the fiscal year ended June 30, 2011.

         The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Hard Rock Café	Restaurant	1,215.9	8.8
Morph	Bazaar and Gifts	1,032.3	7.5
Las Malvinas	Houseware	657.4	4.8
Barugel Azulay	Home	311.8	2.3
Bazar Geo	Bazaar/Gifts	258	1.9
Total		3,475.4	25.2

         The following table sets forth the the types of tenants in Buenos Aires Design as of June 30, 2011:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Home & Houseware	8,099.9	58.8
Restaurant	3,420.8	24.8
Miscellaneous	2,222.3	16.1
Services	33.3	0.3
Total	13,776.5	100.0
38

         Revenues from Buenos Aires Design

         The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	Fiscal year ended June 30, (1)
	2009	2010	2011
	(in thousands of Ps.)
Base rent	8,232.0	9,280.8	10,095.6
Percentage rent (2)	1,050.4	1,339.6	2,618.0
Total rent	9,282.4	10,620.4	12,713.5
Revenues from admission rights (3)	1,503.3	1,541.3	1,572.1
Management fees	728.3	789.4	973.6
Parking	1,440.6	1,644.0	2,118.1
Other	9.9	18.1	(35.17)
Total	12,964.5	14,613.2	17,341.7
(1)	It does not reflect our interest in the property.
(2)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

         Expiration of lease agreements for Buenos Aires Design

         The following table shows a schedule of estimated lease expirations for Buenos Aires Design during the periods indicated for leases in effect as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminates their leases early:

Lease Agreements expiration:	Number of Lease Agreements to Expirer (2)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps)	(%)
2012	32	4,228	31	4,621,133	47
2013	14	2,937	21	1,802,912	18
2014	15	6,470	47	3,130,832	32
2015 and subsequent years	1	141	1	252,000	3
Total	62	13,776	100	9,806,877	100
(1)	It does not reflect our holding in the property.
(2)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Paseo Alcorta, City of Buenos Aires

         Paseo Alcorta is a 110-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 13,911 square meters of gross leasable area. We also have been authorized to develop approximately 3,426 additional square meters over the constructed area. Paseo Alcorta has a food court with 17 restaurants and a Carrefour hypermarket (not included in gross leasable area) on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center’s parking lot. Paseo Alcorta is spread out over three shopping center levels and has a paid parking lot (as from June 2008) for approximately 1,300 cars. Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

         During the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.525.8 million which represents annual sales per square meter of approximately Ps.37,794.6. Revenues from leases increased from approximately Ps.42.7 million for the fiscal year ended June 30, 2010 to Ps.52.3 million for the fiscal year ended June 30, 2011, which represent monthly revenues per gross leasable square meter of Ps.247.4 and Ps.313.4, respectively, for such periods. As of June 30, 2011, the occupancy rate in Paseo Alcorta was 99.2%.

         Paseo Alcorta’s Tenants

         Paseo Alcorta’s five largest tenants (in terms of sales) accounted for approximately 13.5% of its gross leasable area as of June 30, 2011 and approximately 16.1% of its annual base rent for the fiscal year ended June 30, 2011.

39

         The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Zara	Great Shop of Clothes and footwear	1,100.4	7.9
Rapsodia	Clothes and footwear	258.2	1.9
Kartun	Miscellaneous	230.0	1.7
Frávega	Houseware	168.9	1.2
Jazmín Chebar	Clothes and footwear	116.6	0.8
Total		1,874.0	13.5

         The following table sets forth the the types of tenants in Paseo Alcorta as of June 30, 2011:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	7,551.0	54.3
Services	1,709.1	12.3
Home & Houseware	633.9	4.6
Miscellaneous	1,412.8	10.2
Entertainment	1,183.0	8.5
Restaurant	1,421.1	10.2
Total	13,910.8	100.0
         Revenues from Paseo Alcorta

         The following table sets forth certain information relating to the revenues of Paseo Alcorta during the following periods:

	Fiscal year ended June 30,
	2009	2010	2011
	(in thousands of Ps.)
Base rent	21,938.2	24,663.7	31,254.7
Percentage rent (1)	8,156.0	6,095.7	10,904.8
Total rent	30,094.2	30,759.4	42,159.5
Revenues from admission rights (2)	5,833.3	6,490.9	7,442.3
Management fees	480.0	480.0	510.0
Parking	364.0	1,026.7	1,997.0
Other	638.7	309.9	207.7
Total	37,410.2	39,066.9	52,316.5
(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

         Expiration of lease agreements for Paseo Alcorta

         The following table shows a schedule of estimated lease expirations for Paseo Alcorta during the periods indicated for leases if effect as of June 30, 2011, assuming that none of the tenants exercises renewal options or terminates their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	55	6,280	45	12,612,319	46
2013	28	3,916	28	7,144,600	26
2014	23	1,958	14	6,934,608	25
2015 and subsequent years	4	1,757	13	1,014,451	3
Total	110	13,911	100	27,705,978	100
(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Patio Bullrich, City of Buenos Aires

         Patio Bullrich is an 84-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$72.3 million. Patio Bullrich is in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of some of the most prestigious hotels of Buenos Aires and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.

         Patio Bullrich has a total constructed area of 29,982 square meters (including parking) that consist of 11,741 square meters of gross leasable area and common areas covering 12,472 square meters. The shopping center has a multiplex cinema with four movie theatres with 1,381 seats and a food court of 13 restaurants. The shopping center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters. Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

         During the fiscal year ended June 30, 2011, visitors to the shopping center generated total nominal retail sales of approximately Ps.432.3 million that represent annual sales per square meter of approximately Ps.36,822.2. Revenues from leases increased from approximately Ps.37.3 million for the fiscal year ended June 30, 2010 to Ps.45.1 million for the fiscal year ended June 30, 2011, which represent monthly revenues per gross leasable square meter of Ps.264.5 and Ps.320.0, respectively, for such fiscal years. As of June 30, 2011, the occupancy rate in Patio Bullrich was 100%.

         Patio Bullrich’s Tenants

         Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of its gross leasable area as of June 30, 2011 and approximately 22.7% of its annual base rent for the fiscal year ended June 30, 2011.

40

         The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Zara	Great shop of clothes and footwear	786.0	6.7
Rouge Internacional	Perfumery / Drugstore	599.6	5.1
Etiqueta Negra	Men’s clothes and footwear	576.1	4.9
Rapsodia	Clothes and footwear	279.5	2.4
Cacharel	Clothes and footwear	173.1	1.5
Total		2,414.3	20.6

         The following table sets forth the types of tenants in Patio Bullrich as of June 30, 2011:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	7,130.5	60.7
Entertainment	1,616.2	13.8
Miscellaneous	1,793.8	15.3
Restaurant	907.4	7.7
Home & Houseware	219.6	1.9
Services	73.3	0.6
Total	11,740.8	100.0

         Revenues from Patio Bullrich

         The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

	Fiscal year ended June 30,
	2009	2010	2011
	(in thousands of Ps.)
Base rent	20,110.3	23,058.5	26,618.4
Percentage rent (1)	2,641.3	4,762.3	7,331.2
Total rent	22,751.6	27,820.8	33,949.6
Revenues from admission rights (2)	5,186.2	5,322.4	5,829.4
Management fees	960.0	1,140.0	1,353.0
Parking	2,547.7	2,900.7	3,913.4
Other	91.5	70.0	39.6
Total	31,537.0	37,253.9	45,084.9
(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

         Expiration of lease agreements for Patio Bullrich

         The following table shows a schedule of estimated lease expirations for Patio Bullrich during the periods indicated for leases in effect as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	40	6,398	54	11,916,204	48
2013	25	2,051	17	7,364,766	29
2014	15	2,310	20	4,064,417	16
2015 and subsequent years	4	982	7	1,648,305	7
Total	84	11,741	100	24,993,691	100
(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Alto NOA, City of Salta

         Alto NOA is a 92-store shopping center that opened in 1994. Alto NOA is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 19,001 square meters of gross leasable area. We also have been authorized to develop approximately 7,000 additional square meters over the constructed area. Alto NOA has a food court with 14 restaurants, a large entertainment center, a multiplex cinema with eight movie theatres and a supermarket, which is a tenant. The shopping center is contained on one floor and has a free parking lot for 551 cars. Alto NOA’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

41

         On May 29, 1998, we entered into a lending facility agreement with Hoyts General Cinema (“Hoyts”) which established the terms of the construction and lease of space to operate a cinema complex in Alto NOA. Pursuant to this agreement, Hoyts agreed to finance up to US$4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with options for Hoyts to renew the lease for two additional consecutive ten-year periods. As of October 2000, disbursed funds under the facility totaled US$4.0 million. These borrowings accrue interest at the 180-day LIBOR plus 2-2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts. The amount outstanding under this loan as of June 30, 2011 was Ps 2.0 million. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

         During the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.381.2 million, which represents annual sales per square meter of approximately Ps.20,060.8. Revenues from leases increased from approximately Ps.13.7 million for the fiscal year ended June 30, 2010 to Ps.19.3 million for the fiscal year ended June 30, 2011, which represented monthly revenues per gross leasable square meter of Ps.60.5 and Ps.84.6, respectively, for such periods. As of June 30, 2011, the occupancy rate in Alto NOA was 100%.

         Alto NOA’s Tenants

         Alto NOA’s five largest tenants (in terms of sales) accounted for approximately 50.0% of its gross leasable area as of June 30, 2011 and approximately 27.5% of its annual base rent for the fiscal year ended June 30, 2011.

         The following table sets forth certain information about Alto NOA’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% Gross Leaseable Area (%)
Supermercado Norte	Supermarket	3,080.5	16.2
Cines NOA	Cinema	3,808.4	20
Y.P.F.	Other	1,812.5	9.5
Boulevard Casino	Gaming	519.6	2.7
Frávega	Houseware	286.3	1.5
Total		9,507.3	50

         The following table sets forth the types of tenants in Alto NOA as of June 30, 2011:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Entertainment	6,170.0	32.5
Miscellaneous	6,051.1	31.8
Clothes and footwear	3,632.4	19.1
Home & Houseware	1,526.6	8
Restaurant	1,193.1	6.3
Services	428.5	2.3
Total	19,001.3	100.0

         Revenues from Alto NOA

         The following table sets forth certain information relating to the revenues of Alto NOA during the following periods:

	Fiscal year ended June 30
	2009	2010	2011
	(in thousands of Ps.)
Base rent	7,065.4	8,461.6	10,736.2
Percentage rent (1)	2,655.1	3,968.2	6,782.7
Total rent	9,720.5	12,429.8	17,518.9
Revenues from admission rights (2)	912.8	1,069.6	1,441.5
Management fees	144.0	144.0	153.0
Other	87.5	57.5	181.0
Total	10,864.8	13,700.9	19,294.4
(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
42

         Expiration of lease agreements for Alto NOA

         The following table shows a schedule of estimated lease expirations for Alto NOA during the periods indicated for leases in effect as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Leases to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	51	8,564	45	4,184,647	45
2013	24	6,946	37	2,964,383	32
2014	14	1,331	7	1,816,320	20
2015 and subsequent years	3	2,160	11	299,568	3
Total	92	19,001	100	9,264,918	100
(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Mendoza Plaza, City of Mendoza

         Mendoza Plaza is a 150-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2011 we owned a 100% interest in Mendoza Plaza Shopping S.A. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza a shopping center with a gross constructed area of 77,434 square meters which consists of 40,659 square meters of gross leasable area. It has a multiplex cinema covering an area of approximately 3,659 square meters with ten movie theatres, the Chilean department store Falabella, a food court with 22 restaurants, an entertainment center and a supermarket, which is a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

         During the fiscal year ended June 30, 2011, shopping center visitors generated total retail sales in nominal value of approximately Ps.733.4 million, which represents annual sales per square meter of approximately Ps.18,037. Revenues from leases increased from approximately Ps.27.2 million for the fiscal year ended June 30, 2010 to Ps.36.5 million for the fiscal year ended June 30, 2011, which represented monthly revenues per gross leasable square meter of Ps.55.8 and Ps.74.7, respectively, for such periods. As of June 30, 2011, the occupancy rate was 95.2%.

         Mendoza Plaza’s Tenants

         Mendoza Plaza’s five largest tenants (in terms of sales) accounted for approximately 44.3% of its gross leasable area as of June 30, 2011 and approximately 34.7% of its annual base rent for the fiscal year ended June 30, 2011.

         The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Falabella	Anchor store	8,563.0	21.1
Super Vea Plaza	Supermarket	4,498.0	11.1
Cines MP	Cinema	3,658.9	9.0
Garbarino	Houseware	813.9	2.0
Frávega	Houseware	469.4	1.2
Total		18,003.2	44.3

         Tenant mix of Mendoza Plaza

         The following table sets forth the types of tenants in Mendoza Plaza as of June 30, 2011:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Entertainment	9,501.5	23.4
Clothes and footwear	9,221.1	22.7
Anchor Store	8,563.0	21.1
Miscellaneous	6,325.2	15.6
Restaurant	3,104.2	7.5
Home & Houseware	3,059.1	7.5
Services	885.0	2.2
Total	40,659.1	100.0

         Revenues from Mendoza Plaza

         The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

	Fiscal year ended June 30,
	2009	2010	2011
	(in thousands of Ps.)
Base rent	14,122.9	15,091.7	18,428.5
Percentage rent (1)	8,221.3	9,014.2	14,044.2
Total rent	22,344.2	24,105.9	32,472.7
Revenues from admission rights (2)	2,196.4	2,376.3	2,611.5
Management fees	611.3	669.2	894.2
Other	326.0	54.7	490.6
Total	25,477.9	27,206.1	36,469.0
(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
43

         Expiration of lease agreements for Mendoza Plaza

         The following table shows a schedule of estimated lease expirations for Mendoza Plaza during the periods indicated for leases in effect as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	58	10,818	27	4,909,214	29
2013	46	5,713	14	4,048,173	24
2014	39	7,928	19	5,195,104	31
2015 and subsequent years	7	16,199	40	2,508,213	14
Total	150	40,658	100	16,660,704	100
(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Alto Rosario, City of Rosario

         Alto Rosario is a 145-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a gross constructed area of approximately 100,750 square meters (including parking) which consists of 28,646 square meters of gross leasable area (29,910 square meters including Museo de los Niños) . Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art movie theatres. The shopping center occupies one floor and has a free parking lot for 1,736 cars. Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

         During the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.610.9 million, which represents annual sales per square meter of approximately Ps.21,326.8. Revenues from leases increased from approximately Ps.30.8 million for the fiscal year ended June 30, 2010 to Ps.42.7 million for the fiscal year ended June 30, 2011, which represented monthly revenues per gross leasable square meter of Ps.89.6 and Ps.124.3, respectively, for such fiscal years. As of June 30, 2011, the occupancy rate in Alto Rosario was 95%.

         Alto Rosario’s Tenants

         Alto Rosario’s five largest tenants (in terms of sales) accounted for approximately 37.1% of its gross leasable area as of June 30, 2011 and approximately 17.9% of its annual base rent for the fiscal year ended June 30, 2011.

         The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Cines Rosario	Cinemas	8,984.0	31.4
Sport 78	Sports Clothes and footwear	612.5	2.1
Red Megatone	Houseware	406.5	1.4
Frávega	Houseware	386.5	1.3
Compumundo	Houseware	232.5	0.8
Total		10,622.0	37.1

         The following table sets forth the types of tenants in Alto Rosario as of June 30, 2011:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	10,605.9	37.0
Entertainment	9,889.4	34.5
Home & Houseware	3,037.4	10.6
Restaurant	2,107.3	7.4
Miscellaneous	1,816.5	6.3
Services	1,189.8	4.2
Total	28,646.2	100.0

         Revenues from Alto Rosario

         The following table sets forth certain information relating to the revenues of Alto Rosario during the following period

	Fiscal year ended June 30,
	2009	2010	2011
	(in thousands of Ps.)
Base rent	13,778.4	16,407.2	19,972.3
Percentage rent (1)	7,992.2	10,599.2	18,609.3
Total rent	21,770.6	27,006.4	38,581.6
Revenues from admission rights (2)	1,770.8	3,019.0	3,283.3
Management fees	525.0	570.0	605.6
Other	74.4	225.1	243.4
Total	24,140.8	30,820.5	42,713.9
(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
44

         Expiration of lease agreements for Alto Rosario

         The following table shows a schedule of estimated lease expirations for Alto Rosario during the periods indicated for leases in effect as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	66	8,224	29	6,757,013	38
2013	39	5,673	20	5,241,338	30
2014	27	3,396	12	3,214,773	18
2015 and subsequent years	13	11,354	39	2,374,554	14
Total	145	28,647	100	17,587,678	100
(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Córdoba Shopping - Villa Cabrera.

         Córdoba Shopping – Villa Cabrera is a shopping center covering 35,000 square meters of gross constructed area, which consists of 15,174 square meters of gross leasable area. Córdoba Shopping has 108 commercial stores, 12 cinemas, parking lot for 1,500 vehicles and, since July, 2010, a new food court.

         We acquired 100% interest in the Córdoba Shopping – Villa Cabrera located in Cordoba, Argentina, owned by Empalme S.A.I.C.F.A. y G. (“Empalme”) on December 27, 2006 for US$13.3 million. We paid US$5.3 million in cash and financed the remaining portion of the purchase price in four equal installments of US$2 million each due every six months as from June 2007. This financing accrued interest at a fixed rate of 6% per annum. The unpaid balance was collateralized by a pledge on the shares of Empalme in favor of the sellers. Governmental approval was obtained in December 2006. In December 2008, the fourth and last installment was paid and the encumbrance was lifted. Our purchase of Empalme has been accounted for following the guidance in Technical Resolution No. 18. As from January 1, 2009, Empalme merged into Shopping Alto Palermo S.A. (“SAPSA”).

         During the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.244.2 million, which represents annual sales per square meter of approximately Ps.16,092.4. Revenues from leases increased from Ps.13.6 million for the fiscal year ended June 30, 2010 to Ps.19.2 million for the fiscal year ended June 30, 2011, which represented monthly revenues per gross leasable square meter of Ps.72.2 and Ps.105.3, respectively,, for such periods. As of June 30, 2011, the occupancy rate was 98.1%.

         Córdoba Shopping’s Tenants

         Córdoba Shopping’s five largest tenants (in terms of sales) accounted for approximately 42.3% of its gross leasable area as of June 30, 2011 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

         The following table sets forth certain information about Córdoba Shopping’s five largest tenants as of June, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Cines Cba	Cinema	5,442.5	35.9
Garbarino	Houseware	497.0	3.3
Mc Donald’s	Food	230.2	1.4
Rapsodia	Clothes and footwear	130.0	0.9
Jazmin Chebar	Clothes and footwear	116.3	0.8
Total		6,416.0	42.3

         The following table sets forth the the types of tenants in Córdoba Shopping as of June 30, 2011:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	5,827.4	38.5
Entertainment	5,842.0	38.5
Restaurant	962.6	6.3
Miscellaneous	1,139.6	7.5
Services	521.4	3.4
Home & Houseware	881.2	5.8
Total	15,174.2	100.0
45

         Revenues from Córdoba Shopping

         The following table sets forth certain information relating to the revenues of Córdoba Shopping during the following periods:

	Fiscal year ended June 30
	2009	2010	2011
	(in thousands of Ps.)
Base rent	6,969.6	7,681.6	9,903.8
Percentage rent (1)	2,616.6	4,121.4	7,003.3
Total rent	9,586.2	11,803.0	16,907.2
Revenues from admission rights (2)	1,073.7	1,115.3	1,457.4
Management fees	478.5	526.1	666.3
Other	118.1	110.2	136.4
Total	11,256.5	13,554.6	19,167.3
(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

         Expiration of lease agreements for Córdoba Shopping

         The following table shows a schedule of estimated lease expirations for Córdoba Shopping during the periods indicated for leases in effect as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	35	2,804	18	2,204,000	24
2013	23	1,899	13	1,795,790	20
2014	40	3,159	21	3,799,456	42
2015 and subsequent years	10	7,312	48	1,276,243	14
Total	108	15,174	100	9,075,489	100
(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Dot Baires Shopping

         Dot Baires is a shopping center that was opened in May 2009. It has four floors and three underground levels, a gross constructed area of 173,000 square meters, of which 49,527 constitute gross leasable area, including 155 retail stores a 10-screen multiplex movie theater, parking space for 2,200 vehicles and, a hypermarket, which is a tenant. Dot Baires is located in the Saavedra neighborhood in the City of Buenos Aires, where Av. General Paz meets the Panamerican Highway and is the largest shopping center in the City of Buenos Aires in terms of square meters. As of June 30, 2011 we own Dot Baires through our 80% ownership interest in Panamerican Mall S.A. The remaining 20% is owned by Centro Comercial Panamericano S.A.

         For the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.985.7 million, which represent annual sales of approximately Ps.19,901.5 per square meter. Revenues from leases increased from Ps.64.4 million for the fiscal year ended June 30, 2010 to Ps.76.6 million for the fiscal year ended June 30, 2011, which represented monthly revenues per gross leasable square meter of Ps.107.8 and Ps.128.8, respectively, for such periods. As of June 30, 2011, the occupancy rate in Dot Baires was 99.7%.

         Dot Baires’s Tenants

         Dot Baires’s five largest tenants (in terms of sales) accounted for approximately 46.5% of its gross leasable area as of June 30, 2011 and approximately 29,2% of its annual base rent for the fiscal year ended June 30, 2011.

         The following table describes Dot Baires’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Walmart	Supermarket	12,600.0	25.4
Falabella	Anchor Store	8,086.7	16.4
Zara	Great shop of Clothes and footwear	1,178.9	2.4
Frávega	Houseware	675.4	1.4
Garbarino	Houseware	472.5	1.0
Total		23,013.5	46.5
46

         The following table sets forth the types of tenants in Dot Baires as of June 30, 2011:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Miscellaneous	15,098.2	30.5
Clothes and footwear	12,833.0	25.9
Anchor Store	8,086.7	16.4
Entertainment	7,135.0	14.4
Services	2,138.0	4.3
Home & Houseware	2,144.1	4.3
Restaurant	2,091.6	4.2
Total	49,526.6	100.0

         Revenues from Dot Baires

         The following table sets forth certain information relating to the revenues of Dot Baires during the following periods:

	Fiscal year ended June 30
	2009	2010	2011
	(in thousands of Ps.)
Base rent	5,298.5	42,309.4	46,850.6
Percentage rent (1)	1,335.4	8,524.3	15,373.9
Total rent	6,633.9	50,833.7	62,224.5
Revenues from admission rights (2)	1,296.4	8,265.9	7,455.1
Management fees	200.0	1,200.0	1,200.0
Other	—	3,845.4	5,440.9
Parking	379.5	233.6	232.6
Total	8,509.8	64,378.6	76,553.1
(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

         Expiration of lease agreements for Dot Baires

         The following table shows a schedule of estimated lease expirations for Dot Baires during the periods indicated for leases in effect as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	46	13,096	26	13,992,585	31
2013	75	8,210	17	16,966,744	37
2014	26	5,604	11	7,138,089	16
2015 and subsequent years	8	22,617	46	7,223,995	16
Total	155	49,527	100	45,321,413	100
(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.

Soleil Factory Shopping

         In December 2007, we entered into an agreement with INC S.A. (“INCSA”), a third party, to acquire the Soleil Factory shopping center business for US$20.7 million, of which US$7.1 million has been paid.

         The balance of US$13.6 million began to accrue interest from July 1, 2010 at 5% per year payable annually. The transaction excludes any debt or claims arising out of INCSA business prior to the transaction, as well as a building which is currently being operated as a supermarket within the same premises. On April 12, 2011, the National Antitrust Commission (“CNDC”) notified us of its authorization of this transaction.

         Soleil is a shopping center that is under our management since July 1, 2010. It has one floor, a gross constructed area of 48,313 square meters, of which 14,091 constitute gross leasable area, including 74 retail stores and parking space for approximately 2,335 vehicles. Soleil is located in the city of San Isidro, Province of Buenos Aires. Soleil Factory was the first shopping center built in Argentina over 25 years ago, and we are converting it into the first premium outlet mall in Argentina.

         For the fiscal year ended June 30, 2011, visitors to the shopping center generated total retail sales of approximately Ps.204.1 million, which represent annual sales of approximately Ps.14,483.2 per square meter. Revenues from leases for the period ended June 30, 2011 were approximately Ps.14.2 million, which represent monthly revenues per gross leasable square meter of Ps.84. As of June 30, 2011, the occupancy rate in Soleil was 87.8%.

         Soleil’s Tenants

         Soleil’s five largest tenants (in terms of sales) accounted for approximately 41.9% of its gross leasable area as of June 30, 2011 and approximately 32.0% of its annual base rent for the fiscal year ended June 30, 2011.

         The following table describes Soleil’s five largest tenants as of June 30, 2011:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Cinemark	Cinema	4,483.2	31.8
Cheeky	Babies and kids	469.3	3.3
Stock Center	Sports clothes and footwear	431.3	3.1
Dexter Outlet	Sports clothes and footwear	366.6	2.6
Mc Donald’s	Food	152.0	1.1
Total		5,902.4	41.9

         The following table sets forth the the types of tenants in Soleil as of June 30, 2011:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	6,494.2	46.1
Entertainment	5,371.2	38.1
Miscellaneous	999.4	7.1
Restaurant	813.7	5.8
Services	338.0	2.4
Home & houseware	74.0	0.5
Total	14,090.5	100.0

         Revenues from Soleil

         The following table sets forth certain information relating to the revenues of Soleil during the following periods:

	Fiscal year ended June 30
	2009	2010	2011
	(in thousands of Ps.)
Base rent	—	—	8,230.3
Percentage rent (1)	—	—	5,043.8
Total rent	—	—	13,274.1
Revenues from admission rights (2)	—	—	931.9
Management fees	—	—	—
Parking	—	—	—
Other	—	—	—
Total	—	—	14,206.0
(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

         Expiration of lease agreements for Soleil

         The following table shows a schedule of estimated lease expirations for Soleil during the periods indicated for leases in effect as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2012	39	5,747	41	2,217,974	32
2013	3	269	2	318,000	5
2014	16	1,608	11	1,980,000	29
2015 and subsequent years	16	6,467	46	2,418,300	34
Total	74	14,091	100	6,934,274	100
(1)	Includes the vacant stores as of June 30, 2011. A lease may be associated to one or more stores.
48

New Projects and Undeveloped Properties

         We currently have the following undeveloped projects and properties in progress.

New Projects and Undeveloped Properties.

         PAMSA-Dot Baires Offices. Panamerican Mall S.A., our subsidiary, developed an office building with a gross leasable area of 9,700 square meters adjacent to the Dot Baires shopping center, which opened in May 2009. As of June 30, 2011, this building was in operating conditions and rented, which marks our entrance in the rental office corridor in the northern area of the City of Buenos Aires.

         Neuquén Project, Province of Neuquén. The main asset of the project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

         On December 13, 2006 Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and the Province of Neuquen, which establishes a timetable for land development and an authorization to Shopping Neuquén S.A. to sell plots of land (different than those in which the shopping center will be built). On April 8, 2010 the municipality approved the project and construction plans of the mall and the hypermarket, which construction began on July 5, 2010.

         The first stage of the works is projected to be finished within the 22 month period following the date of commencement of the construction works. In case we do not fulfill the conditions set forth in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and to demand us in order to repossess the property.

         Ex-Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006, we participated in a public bidding process called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex-Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has a surface of 5,147 square meters. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two adjacent buildings with cinemas and a commercial annex connected to the property subject to the bid and connected by certain easement contracts. The building is under a concession contract granted to us effective for a 40-year term, expiring in February 2032. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed in favor of IRSA of the property where the Patio Olmos Shopping Center is currently operating.

         Caballito lot, Ferro Project. This is a property of approximately 23,791 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property and it has been consented to by the City’s executive branch.

         Coto Residential Project. We own approximately 24,000 square meters in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. We and Coto Centro Integral de Comercialización S.A. (“Coto”) executed and delivered a deed dated September 24, 1997 whereby we acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. On July 25, 2008, an exchange agreement was executed, pursuant to which we would transfer to Cyrsa S.A. (“Cyrsa”) 112 parking units and the rights to erect on top of the hypermarket two building towers if certain conditions are met. In exchange, Cyrsa would deliver to us an undefined number of units in the building to be erected equivalent to 25% of the square meters. On December 17, 2010, the exchange agreement was terminated and the property was transferred to APSA for its subsequent development .

         Torres Rosario Project, City of Rosario, Province of Santa Fe. We own a plot of land of approximately 50,000 square meters divided into eight smaller plots in the City of Rosario, near the Alto Rosario Shopping Center.

         On October 11, 2007, we entered into an exchange agreement with Condominios del Alto S.A., by means of which lot 2-G was transferred by us to Condominios de Alto S.A. As consideration for the exchange of the property, Condominios de Alto S.A. agreed to transfer to us 15 apartments, with an aggregate surface of 1,504 square meters and 15 parking spots. As of the end of fiscal 2010, we and Condominios del Alto S.A. executed a supplementary deed that specifically determines the units involved in the barter that should be transferred to us and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May 2010. The degree of completion of parcel 2-G is 100%.

         Additionally, on November 27, 2008, we entered into an exchange agreement with Condominios de Alto S.A., by means of which we transferred lot 2-H to Condominios de Alto S.A. As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 84% and the works are expected to conclude during the first half of 2012.

         As of June 30, 2011, the remaining lots were sold as follows: (i) on April 14, 2010, we sold lot 2-A for US$4.2 million, (ii) on May 3, 2010, we sold lot 2-E for US$1.4 million, (iii) on November 10, 2010, we sold lot 2-F for US$1.9 million, (iv) on December 3, 2010, we sold lot 2-D for US$1.5 million, (v) on December 3, 2010, we sold lot 2-B for US$ 1.5 million and (vi) on December 3, 2010, we sold lot 2-C for US$1.5 million.

         Condominios del Alto I- (parcel 2-G)

         The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in six stories with 98 parking spaces in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted to a medium-high income segment.

         As of June 30, 2011, the construction of 15 apartments had been completed and two apartments with parking spaces had been sold, with 13 apartments and 13 parking spaces being available for sale.

         Condominios del Alto II – (parcel 2-H)

         The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Completion of the work is expected to occur in the first quarter of 2012.

         As of June 30, 2011 45 parking spaces and 5 storage spaces were available for sale.

         Beruti plot of land. On June 24, 2008, we acquired a plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in the City of Buenos Aires for US$17.8 million. On October 13, 2010, we and TGLT S.A. (“TGLT”), a real estate developer in Argentina, entered into an agreement to barter the Beruti 3351/59 plot of land for monetary consideration and future units to be constructed by TGLT on the land. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. The transaction price was agreed upon at US$18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT may transfer to us (i) a number of apartments to be determined representing 17.33% of the saleable square meters occupied by apartment units of the future building; (ii) a number of parking spaces to be determined representing 15.82% of the saleable square meters occupied by parking space of the future building; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010. TGLT paid the US$10.7 million on November 5, 2010, and the title deed to the Beruti plot of land was executed on December 16, 2010.

         Paraná Plot of Land. On June 30, 2009, we executed a “Letter of Intent” whereby we stated our intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, for the construction, development and operation of a shopping center. On August 12, 2010, the agreement of purchase was executed. The purchase price agreed was US$0.5 million to pay as follows: i) US$0.05 on July 14, 2009, ii) US$0.1 million upon the execution of the letter of intent, and iii) US$0.35 million will be paid upon the execution of the purchase deed.

         Acquisition of Arcos del Gourmet shares. In August 2007, We paid US$ 0.6 million for an option to purchase an 80% interest in Acquisition of Arcos del Gourmet (“Arcos”), a company holding a concession to exploit the land and attached buildings (mainly old warehouses and adjacent spaces) owned by the Organismo Nacional Administrador de Bienes del Estado (ONABE), a public entity created to administer certain public assets, mainly those relating to former national railway assets.

         On November 27, 2009, we exercised the purchase option and completed the acquisition of 80% of Arcos´s common stock for an aggregate purchase price of US$ 6.5 million, of which US$ 3.1 million was paid as of June 30, 2010. The remaining balance will be paid as follows: (i) US$ 2.0 million in two equal annual installments due on the second and third anniversary of the acquisition date and (ii) US$ 1.4 million at the time of executing the share subscription agreements.

         As is customary for this type of transactions, we consulted with the National Antitrust Commission about the need to report the acquisition, which is still pending a response.

         On February 17, 2010, the shareholders of Arcos approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million, of which we contributed Ps. 8.3 million.

         On June 25, 2010, we and certain minority shareholders entered into an option agreement to acquire a 17.54% minority interest in Arcos for an aggregate price of US$1.4 million. The option price is US$ 0.4 million, of which Ps. 0.4 million was paid as of the date of these financial statements. The option expires on April 30, 2011 and is subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which we has a preemptive right.

Administration and Management of Shopping Centers

         Prior to our acquisition, each of our shopping centers had its own management and administrative structure, the cost of which was paid for by each individual shopping center operator. After acquiring several shopping centers and undergoing a corporate reorganization process, we reduced expenses by centralizing management and eliminating overlapping managerial positions.

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

         During fiscal year ended June 30, 2011, we received the following amounts in monthly maintenance fees:

•	Ps.153,400 in Alto Palermo,
•	Ps.141,600 in Alto Avellaneda,
•	Ps.165,000 in Abasto,
•	Ps.121,000 in Patio Bullrich,
•	Ps.59,375 in Alto Rosario,
•	Ps.50,000 in Paseo Alcorta,
•	Ps.100,000 in Dot Baires,
•	Ps.15,000 in Alto NOA,
•	6% of the total amount of the common area maintenance expenses in Córdoba Shopping,
•	10% of the total amount of the common area maintenance expenses in Buenos Aires Design, and
•	5% of the total amount of the common area maintenance expenses in Mendoza Plaza.

Our total revenues from management fees during the fiscal year ended June 30, 2011, were approximately Ps.11.2 million.

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

         We charge our tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 3% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 18% and 24% on an annual and cumulative basis as from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Risk Factors” for a more detailed discussion.

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

Control Systems

         We have computer systems to monitor tenants’ sales in all of our shopping centers (except Nuevo Puerto de Santa Fé). We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. We use the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with in respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto NOA, Dot Baires, Córdoba Shopping, Soleil and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

Consumer Financing

         We operate a consumer financing business through our wholly-owned subsidiary Metroshop and our affiliate Tarshop. On December 29, 2009, we entered into an agreement to sell shares representing 80% of Tarshop’s stock to Banco Hipotecario for US$26.8 million, which sale was approved by the Central Bank on August 30, 2010. As a result, on September 13, 2010, we transferred 107,037,152 common shares of Tarshop to Banco Hipotecario, maintaining only 20% of Tarshop’s capital stock. Due to this sale, the Consumer financing segment will have a less significant impact on our results of operations going forward. As part of the sale, we agreed to not compete for 5 years in the credit card and/or consumer business in which Tarshop has a presence. We acquired 50% of the capital stock of Metroshop from Tarshop on May 21, 2010, and the remaining 50% from Metronec S.A. on January 13, 2011. Metroshop has agreed to sell to Tarshop S.A. its credit card portfolio comprised by delinquent accounts of less than 60 days, among other assets. As of the date of this annual report, we are analyzing various possibilities in order to define the future operations of Metroshop. On July 20, 2011, the Extraordinary General Shareholders Meeting of Metroshop S.A. unanimously approved the change of its corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. See “Related Party Transactions—Negotiation between Metroshop and Tarshop.”

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

         The following table shows certain information related to the most significant owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location (1)	Gross leasable area (2)	Stores	% of gross leasable area at national level (3)	Stores (3)
					(%)	(%)
APSA
	Abasto de Buenos Aires (4)	CABA	41,463	175	2.54%	2.93%
	Alto Palermo Shopping	CABA	18,701	144	1.15%	2.41%
	Buenos Aires Design (5)	CABA	13,786	62	0.84%	1.04%
	Dot Baires Shopping	CABA	49,526	153	3.03%	2.56%
	Paseo Alcorta (6)	CABA	52,466	112	3.21%	1.87%
	Patio Bullrich	CABA	11,742	83	0.72%	1.39%
	Córdoba Shopping (6)	Córdoba	22,185	105	1.36%	1.76%
	Alto Avellaneda (6)	GBA	67,543	145	4.14%	2.42%
	Soleil	GBA	14,033	74	0.86%	1.24%
	Mendoza Plaza Shopping (4)	Mendoza	40,659	150	2.49%	2.51%
	Alto Rosario (6) (7)	Rosario	40,909	146	2.51%	2.44%
	Alto NOA (6)	Salta	19,001	92	1.16%	1.54%
	Subtotal APSA		392,014	1,441	24.01%	24.11%
Cencosud S.A.
	Portal de Palermo	CABA	32,252	36	1.98%	0.60%
	Portal de Madryn	Chubut	4,100	26	0.25%	0.43%
	Factory Parque Brown (6)	GBA	31,468	91	1.93%	1.52%
	Factory Quilmes (6)	GBA	40,405	47	2.48%	0.79%
	Factory San Martín (6)	GBA	35,672	31	2.19%	0.52%
	Las Palmas del Pilar Shopping (6)	GBA	50,906	131	3.12%	2.19%
	Plaza Oeste Shopping (6)	GBA	41,120	146	2.68%	2.61%
	Portal Canning (6)	GBA	15,114	21	0.93%	0.35%
	Portal de Escobar (6)	GBA	31,995	31	1.96%	0.52%
	Portal Lomas (6)	GBA	32,883	50	2.01%	0.84%
	Unicenter Shopping (6)	GBA	94,279	287	5.78%	4.80%
	Portal de los Andes (6)	Mendoza	33,154	45	2.03%	0.75%
	Portal de la Patagonia (6)	Neuquén	33,468	94	2.05%	1.57%
	Portal de Rosario (6)	Rosario	66,361	182	4.07%	3.04%
	Portal de Tucumán (6)	Tucumán	21,301	94	1.31%	1.57%
	Portal de Trelew (6)	Chubut	21,812	69	1.34%	1.15%
	Subtotal Cencosud S.A.		586,290	1,381	35.95%	23.08%
Other Operators
Subtotal			653,944	3,158	40.07%	52.80%
Total			1,632,248	5,980	100%	100%
(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)	Includes the gross leasable area occupied by supermarkets and hypermarkets, whether tenants or not of Alto Palermo S.A. (APSA) or Cencosud S.A.
(3)	Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shopping Centers (CASC). Figures may not sum due to rounding.
(4)	Includes approximately 3,732 square meters of space occupied by Museo de los Niños, Abasto.
(5)	The effective interest held by Alto Palermo S.A. in ERSA, the company that operates the concession of this building, is 53.684%.
(6)	Includes total leaseable area occupied by supermarkets and hypermarkets.
(7)	Includes approximately 1,260 square meters of space occupied by Museo de los Niños, Rosario.

Source: Argentine Chamber of Shopping Centers.

Insurance

         We maintain multi-risk insurance for our shopping centers, which covers property damage caused by fire, explosion, gas leaks, hail, storms and winds, earthquakes, vandalism, theft and business interruption. In addition we have a civil liability insurance policy that covers any potential damage to third parties or things caused as result of our businesses developed throughout the Argentine territory. We comply with all the legal requirements relating to mandatory insurance, including the coverage required by the Labor Risk Law, life insurance required by collective bargaining agreements other insurance required by decrees and laws. Our damage history is limited to a single claim made as result of a fire in Alto Avellaneda Shopping in March 2006, which loss was substantially recovered from our insurers. These insurance policies have the customary market specifications, limits and deductibles which we believe are adequate for the risks to which we are exposed as a result of our daily operations. We also carry directors and officer’s insurance covering management’s civil liability

Regulation and Government Supervision

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

         Under the Argentine Civil Code and Lease Law No. 23,091 lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options – leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years. Despite this restriction, in November 2007, the Court authorized us to enter into a lease agreement with Wal-Mart Argentina SRL for a term of 30 years. This exception was granted after taking into consideration the extension of the investment required and the time necessary to recoup it.

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

         The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer. On June 2005, Resolution No. 104/05 of the Secretary of Technical Coordination, which complements the Consumer Protection Law, adopted MERCOSUR’s Resolution on which requires that those who engage in commerce over the Internet (E-Business) to disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

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

         On May 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, which ended in August 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. On November 2005, the Argentine congress enacted Law No. 26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property was suspended until December 2006.

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

C. Organizational Structure

         Set forth below is a diagram of our principal investments by business segment as of June 30, 2011:

(1)	The country of residence of our subsidiaries and affiliates is Argentina.
(2)	See “—New Projects and Undeveloped Properties.”
(3)	See “Related Party Transactions.”
(4)

On January 13, 2011, we acquired the remaining 50% of the capital stock of Metroshop from Metronec S.A.

On July 20, 2011, the Extraordinary General Shareholders Meeting of Metroshop S.A. unanimously approved the change of its corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. See “Related Party Transactions — Negotiation between Metroshop and Tarshop”.

(5)	On June 13, 2011, APSA acquired from IRSA Inversiones y Representaciones S.A. a 98% interest in the capital stock of Torodur S.A. On that same date, APSA acquired from Cam Communications LP (Bermudas), ex Elsztain Realty Partners Master Fund II LP, and Cam Communications LP (Delaware) the participation of both companies in the capital stock of Torodur S.A. equivalent to 1% in each case.
57

         The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2011:

Subsidiary	Activity	Country of incorporation	Ownership percentage	Voting power percentage(1)	Percentage of our total net revenues
Arcos del Gourmet S.A.	Real estate commercial	Argentina	80%	80%	0.0%
Fibesa S.A.	Real estate agent	Argentina	100%	100%	3.7%
Emprendimiento Recoleta S.A.	Building	Argentina	54%	54%	2.0%
Shopping Neuquén S.A.	Development of undertakings	Argentina	98%	98%	1.1%
Conil S.A.	Real estate services	Argentina	100%	100%	0.0%
Panamerican Mall S.A.	Real estate investments	Argentina	80%	80%	9.2%
Metroshop S.A. (2)	Consumer financing	Argentina	100%	100%	1.7%
Torodur S.A. (3)	Investments	Uruguay	100%	100%	0.0%
(1)	Percentage of equity interest has been rounded. It does not contemplate irrevocable contributions.
(2)

On January 13, 2011, we acquired the remaining 50% of the capital stock of Metroshop from Metronec S.A.

On July 20, 2011, the Extraordinary General Shareholders Meeting of Metroshop S.A. unanimously approved the change of its corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. See “Related Party Transactions — Negotiation between Metroshop and Tarshop”.

(3)	On June 13, 2011, APSA acquired from IRSA Inversiones y Representaciones S.A. a 98% interest in the capital stock of Torodur S.A. On that same date, APSA acquired from Cam Communications LP (Bermudas), ex Elsztain Realty Partners Master Fund II LP, and Cam Communications LP (Delaware) the participation of both companies in the capital stock of Torodur S.A. equivalent to 1% in each case.

D. Property, Plants and Equipment

         Our properties include shopping centers and land reserves for the construction of shopping centers or apartment buildings. All of our properties are located in Argentina.

         The following table sets forth certain information about our owned properties:

Property	Location	Encumbrance
Alto Palermo	City of Buenos Aires, Argentina	—
Abasto	City of Buenos Aires, Argentina	—
Alto Avellaneda	City of Avellaneda, Argentina	—
Paseo Alcorta	City of Buenos Aires, Argentina	—
Patio Bullrich	City of Buenos Aires, Argentina	—
Alto NOA	City of Salta, Argentina	—
Buenos Aires Design	City of Buenos Aires, Argentina	—
Alto Rosario	City of Rosario, Argentina	—
Mendoza Plaza	City of Mendoza, Argentina	—
Caballito plot of land (1)	City of Buenos Aires, Argentina	—
Neuquén Proyect	City of Neuquén, Argentina	—
Córdoba Shopping – Villa Cabrera (2)	City of Córdoba, Argentina	Mortgage-antichresis
Dot Baires	City of Buenos Aires, Argentina	—
Soleil Factory (3)	City of San Isidro, Argentina	Mortgage
Air Space Soleil Factory (3)	City of San Isidro, Argentina	—
Air Space Coto	City of Buenos Aires, Argentina	—
Torres Rosario	City of Rosario, Argentina	—
Patio Olmos	City of Córdoba, Argentina	—
Other properties (4)	Argentina	—

(1)

We have a parcel of land with a surface area of 23,389 square meters in the “Caballito” neighborhood, one of the most highly populated areas in the City of Buenos Aires, which Alto Palermo purchased in November 1997. This land could be used to build a 30,000 square meter shopping center including a hypermarket, a cinema complex and various leisure and entertainment areas. We are currently working on the definition of the commercial project. At present the Legislature of the City of Buenos Aires is dealing with bill of law for approving the urban development parameters of the site that has already been approved by the Executive branch. As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings. AFIP claimed differences in income taxes on revenue from admission rights. In the first instance, AFIP pleaded for a general restraining order. As of June 30, 2010, under court proceedings, this building is subject to a legal attachment for Ps.36.9 million.

(2)	Included in fixed assets is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of antichresis as a result of a financial debt held by Empalme (merged with SAPSA. As from January 1, 2009) with NAI INTERNACIONAL II Inc. The total amount of the debt was Ps.18.5 million as of June 30, 2011.
(3)	On August 3, 2011, a first line mortgage was granted on the property to secure payment of the balance of USD 12.6 million plus interest for the acquisition of the commercial center goodwill.

(4)	Includes properties in the proximities of the above-listed properties.

         We lease our headquarters, located at Moreno 877, 22nd floor (C1091AAQ), Buenos Aires, Argentina, from IRSA, pursuant to a lease agreement that expires in October 2011. We consider that all our facilities are appropriate for our current needs and suitable for their intended uses.

ITEM 4A.	Unresolved staff comments

         Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

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

         For purposes of the following discussion, unless otherwise specified, references to fiscal years 2009, 2010 and 2011 relate to the fiscal years ended June 30, 2009, 2010 and 2011, respectively.

         We maintain our financial books and records in Pesos. We prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in significant respects from U.S. GAAP. These differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 14 to our Audited Consolidated Financial Statements included elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of our net income and shareholders’ equity.

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

         Business combinations

         Acquisitions are accounted for under the purchase method of accounting. Under the purchase method, the purchase price is allocated to tangible and intangible assets and liabilities based on their respective fair values in accordance with the provisions of Technical Resolution No. 18. In making of fair values estimates, management utilizes a number of sources. When we acquire properties, for fair value estimation purposes, we also consider information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. We allocate a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally we determine the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management’s determination of the relative fair values of the respective in-place lease values. Our estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

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

         We capitalize interest and foreign exchange differences on real estate development projects. We capitalized interest and foreign exchange differences costs amounting to Ps.78.9 million, Ps.5.3 million and Ps.1.7 million during fiscal years ended June 30, 2009, 2010 and 2011, respectively.

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

         Provision for allowances and contingencies

         We provide for losses relating to accounts and mortgage receivables. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the audited consolidated financial statements reflect that consideration.

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
60

         During the second quarter of every calendar year we review our assets related to the segments Leases and services and Others for impairment. Fair market values were determined by independent appraisals using either the “rent value method” or the “open market method”, as applicable. As of June 30, 2011, the valuation of each shopping center was performed according to “the rent value method”. This method determines the value of each property considering the specific projected cash flows discounted at a rate commensurate with its risk. We calculated discount rates considering each property’s location, competition in its market, its historical vacancy rates and historical cash flows. The average discount rates we used were 11.69%, the average price per leasable square meter was Ps.2,099 and the average vacancy rate was calculated taking into consideration the real vacancy.

         We used the “open market method” for the valuation of land reserves and non-current inventories. We estimated the value of each site by taking into consideration the value of the property according to its surface area and location, as well as the availability of inventory. Our land reserve constitutes an added value as a unique portfolio for shopping centers development in CBD (Central Business Districts). Caballito and Neuquén are the largest locations in our portfolio. The performance of a sensitivity analysis, which reduced prices by 5%, would not have substantially reduced the reversal of the impairments as of June 30, 2011.

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

         The carrying amount does not exceed their respective estimated recoverable value as of year-end.

Principal Differences between Argentine GAAP and U.S. GAAP

         The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	the accounting for marketable securities;
•	the accounting for pre-operating expenses;
•	the accounting for securitization programs;
•	the present-value accounting;
•	the reversal of previously recognized impairment losses accounting;
•	debtor´s accounting for a modification of convertible debt instruments;
•	the accounting for real estate barter transactions;
61

•	the revenue recognition of deferred commissions;
•	the revenue recognition of scheduled rent increases;
•	the revenue recognition of deferred insurance and origination fees;
•	the amortization of fees related to the Senior Notes;
•	software developed or obtained for internal use;
•	deferred income tax calculation purposes;
•	the reversal of capitalized financial costs;
•	the reversal of gain from valuation of inventories at net realizable value;
•	differences in basis relating to purchase accounting;
•	appraisal revaluation of fixed assets;
•	disposal of business;
•	non-controlling interest;
•	accounting for the investment in TGLT;
•	allowance for loan losses of credit card portfolio of Metroshop;
•	impact of US GAAP adjustments on equity investee; and
•	push-down accounting.

         In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 14 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

         Net income (loss) under Argentine GAAP for the years ended June 30, 2011, 2010 and 2009 was approximately Ps. 260.6 million, Ps. 119.1 million and Ps. (22.1) million, respectively, compared to approximately Ps. 293.4 million, Ps. 221.4 million and Ps. (120.4) million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2011 and 2010, was Ps. 907.0 million and Ps. 829.0 million, respectively, compared to Ps. 804.0 million and Ps. 695.8 million, respectively, under U.S.GAAP.

Overview

         We are one of the largest owners and managers of shopping centers in Argentina in terms of gross leasable area and number of shopping centers. We own and operate thirteen shopping centers in Argentina, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires), two of which are located in the greater Buenos Aires metropolitan area (Alto Avellaneda and Soleil) and the rest of which are located in different provinces (Alto NOA in the City of Salta, Alto Rosario and La Ribera Shopping in Santa Fe, Mendoza Plaza in the City of Mendoza and Córdoba Shopping-Villa Cabrera in the City of Córdoba). We also own certain properties for future development in Buenos Aires and several important provincial cities.

Argentine Macroeconomic Environment

         As a result of the four-year recession that came to a close in the second quarter of 2002, the Argentine economy was dramatically weakened. The current account deficit and the budget deficit, together with the rigidity of its foreign exchange rate system (known as the convertibility regime), the country’s excessive reliance on foreign capital and its mounting external debt resulted in a deep contraction of the economy and in a banking and fiscal crisis when capital started to leave the country. Between December 2001 and January 2002, Argentina abolished the fixed parity between the Peso and the U.S. Dollar, rescheduled bank deposits, converted dollar denominated debts into pesos, and suspended payment on a significant portion of its public debt. In April 2002, the economy started its path to stabilization and realized a clear improvement during the second half of the year, mainly as a result of expanding exports and decreasing imports.

         In May 2003, Argentina’s political environment was reorganized when Néstor Kirchner took office as president. Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. Social indicators also improved. During 2004 and 2005, the Argentine economy continued to grow. In June 2005, the Argentine government completed a restructuring of a substantial portion of the federal government’s public debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$191.3 billion to US$126.6 billion and negotiated lower interest rates and extended payment terms.

         In 2008, the global economy deteriorated significantly as a consequence of the subprime mortgage crisis. Thus, Argentina was faced with a global economic downturn and a drop in the level of activity that delayed the pace of growth. In 2008, inflation measured by the Wholesale Price Index (“IPIM”) was 12.85%, the Peso depreciated against the U.S. Dollar by 8.97% and GDP increased by 4.05%.

         The years 2009 and 2010 saw signs of an economic recovery on a global level, including increases in the level of activity in certain advanced economies, a reduction in unemployment and improvements in housing prices in the United States. Many currencies during this period appreciated against the U.S. Dollar, particularly those of Argentina’s commercial partners, and the flow of capital to developing countries increased, improving Argentina’s ability to pay the balance of its debt. In addition, local consumption grew during this period, driven by an increase in consumer financing.

         In 2009, inflation measured by IPIM was 7.06%, the Peso depreciated against the U.S. Dollar by 9.5% and GDP increased by 2.61%. In 2010, inflation measured by IPIM was 14.57%, the Peso depreciated against the U.S. Dollar by 4.5% and GDP increased by 9.2%.

62

         The Argentine GDP resumed the strong growth path that was interrupted in 2009, showing an increase of 9.2% in 2010, according to the Argentine Institute of Statistics and Censuses (“INDEC”). In 2011, the same positive trend in the level of activity has been noted. For the first half of 2011, the Monthly Economic Activity Estimator (“ EMAE”), which is used to predict the GDP, rose 8.9% compared to the corresponding period of the prior year. With respect to inflation, the INDEC’s measurements indicate that accumulated inflation for the first half of 2011 is approximately 5.5%.

         The table below shows Argentina’s GDP growth, inflation, dollar exchange rates and the appreciation (devalution) of the Peso against the U.S. Dollar for the indicated periods.

	Fiscal year ended June 30,
	2009	2010	2011
Real GDP growth	(4.1)%	3.0%	9.14%
Inflation (IPIM)(1)	5.4%	15.2%	12.5%
Inflation (CPI)(2)	5.3%	11.0%	9.67%
Appreciation (depreciation) of the Peso against the U.S. Dollar	(20.5%)	(3.4%)	(4.33%	)
Exhange rate per US$1.00 as of the end of the year	Ps.3.7770	Ps.3.9110	Ps.4.0900
Average exchange rate per US$1.00(3)	Ps.3.3862	Ps.3.8255	Ps.3.9805

(1)	IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production.
(2)	CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production.
(3)	Represents average month-end closing exchange rates.

Sources:	INDEC, Argentine Ministry of Economy and Production, Banco de la Nación Argentina.

         Although Argentina’s economy has recovered significantly from the crisis of 2002, the effects of the global economic slow-down on Argentina cannot be predicted. We cannot assure you that the favorable economic conditions that Argentina has experienced in recent years will continue. See Item 3 (d) “Risk Factors—Risks Related to Argentina.”

Factors that Affect our Results

         Effects of the Argentine macroeconomic environment

         All our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon the economic conditions prevailing in Argentina.

         Changes in short- and long-term interest rates, unemployment and inflation may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping centers. These factors, combined with low GDP growth, may reduce general consumption rates in our shopping centers. Since most of the lease agreements in our shopping centers, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers in our shopping centers and consequently, in the demand for parking, may also reduce our revenues from services rendered.

         Over the past three fiscal years, there has been a considerable improvement in private consumption and in the grant of loans to consumers, mainly due to a environment of relative stability, which has led to increased revenues in our three business segments.

         Effects of inflation

         From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period, inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%
2009	5.26%	5.4%
2010	11.0%	15.2%

2011	9.67%	12.5%

         An increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations. The IPIM increased by 8.48% in the first eight months of 2011, and the Consumer Price Index increased 5.63% in the same period.

63

         Additionally, the minimum lease amounts paid by tenants in our shopping centers are generally adjusted in accordance with the coeficiente de estabilización de referencia (stabilization index, or “CER”), an inflation index published by the Central Bank. Although higher inflation rates in Argentina may increase the minimum lease amount, given that tenants tend to pass on any increases in their own expenses to consumers, higher inflation may lead to increased sale prices charged by tenants for their products, which will ultimately reduce their sales volumes and consequently the portion of rent we receive based on their total sales.

         Seasonality

         Our business is subject to seasonality, which affects the sales level of our tenants. During the summer holiday season (January and February) our tenants experience their lowest sales levels, compared to the winter holidays (July) and the month of December (Christmas) when our tenants tend to reach their peak sales figures. Clothes and footwear tenants usually change their collections in spring and autumn, which has a positive effect on shopping sales. Discount sales at the end of each season also impact our business.

         Effects of interest rate fluctuations

         Most of our U.S. Dollar denominated debt accrues interest at a fixed rate. An increase in interest rates will not necessary result in a significant increase in our financial costs and may not materially affect our financial condition or our results of operations.

         Effects of foreign currency fluctuations

         A significant portion of our financial debt is denominated in U.S. Dollars. Therefore, a devaluation of the Argentine Peso against the U.S. Dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgages and lease receivables. Since many of our customers have their cash flows in Pesos, a fluctuation in the exchange rate may increase their U.S. Dollar-denominated liabilities. Foreign currency exchange restrictions that may be imposed by the Argentine Government could prevent or restrict our access to U.S. Dollars, affecting our ability to service our U.S. Dollar denominated liabilities.

Factors Affecting Comparability of our Results

         Recent Sale of 80% of our Consumer Finance Business

         In recent years, we have operated an important consumer financing business through our subsidiary Metroshop (See “Related Party Transactions — Negotiation between Metroshop and Tarshop”) and our affiliate Tarshop. For the fiscal years ended June 30, 2008, 2009 and 2010, this consumer financing business represented 45.5%, 36.9% and 33.8%, respectively, of our revenues. In December 2009, we entered into an agreement for the sale of 80% of Tarshop’s stock to Banco Hipotecario for US$26.8 million. On August 30, 2010, the Central Bank notified Banco Hipotecario of the approval of the transaction, and the transaction was closed on September 13, 2010. Immediately after the sale, our interest in Tarshop was reduced to 20% of its capital stock. Because we sold 80% of Tarshop in September 2010, our results for fiscal year 2011 and subsequent years will not be comparable to our results in past fiscal years.

         Adoption of Push Down Accounting as of October 15, 2010

         Under U.S. GAAP, pursuant to ASC No. 805 and SAB Topic 5.J “New Basis of Accounting Required in Certain Circumstances”, when a purchase transaction results in an entity becoming substantially wholly-owned, push down accounting is applied in the acquired entity’s separate financial statements. Push down accounting requires that the fair value adjustments and goodwill or negative goodwill identified by the acquiring entity be pushed down and reflected in the financial statements of the acquired entity. Our parent company, IRSA, increased its equity interest in our voting capital on October 15, 2010 (the “October 15, 2010 acquisition”). As a consequence of the October 15, 2010 Acquisition, we have applied push down accounting for U.S. GAAP purposes. For Argentine GAAP purposes, push down accounting is not applied. Accordingly, the consolidated statement of income data under U.S. GAAP for fiscal year ended June 30, 2011 prior to October 15, 2010 reflect the historical accounting basis in our assets and liabilities and are labeled “Predecessor Company”. The consolidated statement of income data under U.S. GAAP for the fiscal year ended June 30, 2011 subsequent to October 15, 2010 are labeled “Successor Company” and reflect the push down basis of accounting for the new fair values in our consolidated financial statements. Consequently, the amounts shown for the periods prior to and subsequent to October 15, 2010 are not comparable. Please see Note 14 to the audited fiscal year consolidated financial statements for a description of the adjustment related to push down accounting.

Business Segment Reporting

         We are required to disclose segment information in accordance with Technical Resolution No. 18 “Specific Considerations for the Preparation of Financial Statements.” Technical Resolution No. 18 establishes standards for reporting information about operating segments in annual financial statements and demands disclosure of selected information about the operating segments in any interim financial reports issued to shareholders. Operating segments are components of a company in which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The resolution also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

         We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have three reportable segments. These segments are “Leases and services,” “Consumer financing” and “Others.” Below is a general description of each segment.

         Leases and services

         The majority of our revenues are derived from leases with retail tenants in our thirteen shopping centers. We generally charge our tenants a rent based on the higher of: (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales. For fiscal years ended June 30, 2009, 2010 and 2011, a majority of our tenants paid the rent on the basis of the specified percentage of its monthly gross sales. We also charge our tenants monthly management fees for our administration and maintenance of the common areas and administration of contributions made by tenants to finance promotional efforts for our shopping centers. We recognize management fees monthly when earned. We also generate revenues from admission rights (a non-refundable admission fee tenants may be required to pay upon entering into or renewing a lease), leasing agent fees paid by tenants calculated as a percentage of the final rental value and parking lot fees charged to visitors. We recognize admission rights using the straight-line method over the lives of the respective lease agreements. We recognize leasing agent fees at the time that the transactions have been successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract. We recognize parking revenues as services performed.

64

         Consumer financing

         We operate a consumer financing business through our subsidiary Metroshop and our affiliate Tarshop. Tarshop and Metroshop’s operations consist primarily of lending and servicing activities relating to the credit card and personal loan products offered to consumers at shopping centers, hypermarkets and street stores. Our revenues from credit card transactions are derived from interest income generated by financing and lending activities, merchants’ fees, charges for life and disability insurance, and fees for data processing and printing cardholders’ account statements, among others. In September 2010 we sold 80% of Tarshop’s stock to Banco Hipotecario for US$26.8 million and retained the remaining 20%. Due to this sale, the Consumer financing segment will have a less significant impact on our results of operations going forward. We acquired 50% of the capital stock of Metroshop from Tarshop on May 21, 2010, and the remaining 50% from Metronec S.A. on January 13, 2011. Our Consumer financing segment generated operating income of Ps.49.0 million during the fiscal year ended June 30, 2010, representing 15.3% of our consolidated operating income for such fiscal year, and Ps.17.7 million during our fiscal year ended June 30, 2011, representing 3.74% of our consolidated operating income for such fiscal year. See “Related Party Transactions” for subsequent events details.

         Other

         Our Other segment includes the development and sale of residential properties, acquisitions of undeveloped parcels of land for future development and sales from time to time of such undeveloped parcels.

         We measure our reportable segments based on net income. Inter-segment transactions, if any, are recorded at current market prices. We evaluate performance of our segments and allocate resources to each segment based on net income. We do not depend on any one customer.

Revenues by Business Segment

         The following tables provide consolidated statement of operations data for each of fiscal years ended June 30, 2009, 2010 and 2011 by business segment. Certain other operating data by business segment is included below. The consolidated statement of operations data for each of the fiscal years ended June 30, 2009, 2010 and 2011, has been derived from our audited consolidated financial statements included elsewhere in this annual report.

	Fiscal year ended June 30,
	2009	2010	2011

Leases and services	61.9%	66.1%	79.1%
Consumer financing	36.9%	33.8%	8,0%
Others	1.4%	0.1%	13,0%
Inter-segment eliminations (2)	(0.2)%	(0.0)%	(0.0)%

Total	100.0%	100.0%	100.0%
Total revenues (1)	642.6	784.9	856.5

(1)	In million of pesos.
(2)	Includes inter-segment eliminations from lease revenues and expenses which means elimination due to consolidation of the financial statements.

Year ended June 30, 2011	Leases and services	Consumer financing	Others	Eliminations	Total
Revenues	677,129	68,576	110,970	(207) (1)	856,468
Costs	(165,069)	(23,465)	(70,028)	802(1)(2)	(257,760)

Gross profit	512,060	45,111	40,942	595	598,708
Selling expenses	(40,229)	(25,109)	(3,102)	-	(68,440)
Administrative expenses	(69,124)	(6,987)	(197)	-	(76,308)

Gain from recognition of inventories at net realizable value	-	-	14,964	-	14,964
Net income from retained interest in securitized receivables	-	4,707	-	-	4,707
Operating income	402,707	17,722	52,607	595	473,631
Net income on equity investees	-	9,117	-	-	9,117
Amortization of goodwill, net	1,783	100	-	-	1,883
Financial results, net	(84,850)	(21,924)	225	(595) (2)	(107,144)
Other (expenses) income, net	(2,629)	12,597	(1,621)	-	8,347

Income before taxes and minority interest	317,011	17,612	51,211	-	385,834

Income tax expense	(110,604)	5,212	(12,759)	-	(118,151)
Minority interest	(7,105)	-	-	-	(7,105)
	(199,302)	22,824	38,452	-	260,578
Net income

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.
65

Year ended June 30, 2010	Leases and services	Consumer financing	Others	Eliminations		Total
Revenues	518,463	265,346	1,172	(108)(1)		784,873
Costs	(158,559)	(102,980)	(328)	3,035(1)(2)		(258,832)

Gross profit	359,904	162,366	844	2,927		526,041
Selling expenses	(37,134)	(125,562)	(43)	—		(162,739)
Administrative expenses	(56,140)	(25,234)	(60)	—		(81,434)
Gain from recognition of inventories at net realizable value	—	—	1,162	—		1,162
Net income from retained interest in securitized receivables	—	37,470	—	—		37,470

Operating income	266,630	49,040	1,903	2,927		320,500
Amortization of goodwill, net	(1,017)	(628)	—	—		(1,645)
Financial results, net	(92,848)	(16,534)	(39)	(2,927)	(2)	(112,348)
Other expenses, net	(1,320)	(1,984)	—	—		(3,304)

Income before taxes and minority interest	171,445	29,894	1,864	—		203,203

Income tax expense	(68,086)	(10,473)	(666)	—		(79,225)
Minority interest	(4,718)	(158)	—	—		(4,876)

Net income	98,641	19,263	1,198	—		119,102

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.
Year ended June 30, 2009	Leases and services	Consumer financing	Others	Eliminations		Total
Revenues	397,914	236,827	9,005	(1,181)	(1)	642,565
Costs	(108,922)	(126,678)	(5,989)	3,072	(1)(2)	(238,517)

Gross profit	288,992	110,149	3,016	1,891		404,048
Selling expenses	(29,308)	(178,038)	(91)	479	(1)	(206,958)
Administrative expenses	(43,904)	(17,027)	(26)	106	(1)	(60,851)
Net loss from retained interest in securitized receivables	—	(46,012)	—	—		(46,012)

Operating income (loss)	215,780	(130,928)	2,899	2,476		90,227
Amortization of goodwill, net	(1,017)	(514)	—	—		(1,531)
Financial results, net	(106,361)	(24)	(20)	(2,474)	(2)	(108,879)
Other income (expenses), net	3,883	(608)	—	—		3,275

Income (loss) before taxes and minority interest	112,285	(132,074)	2,879	2		(16,908)

Income tax expense	(53,258)	37,484	(1,008)	—		(16,782)
Minority interest	(963)	12,593	—	—		11,630

Net income (loss)	58,064	(81,997)	1,871	2		(22,060)

(1)	Represents inter-segment lease revenues and expenses.
(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.

Revenues from Leases and Services by Geographical Area

         The following tables set forth certain information regarding our revenues from Leases and services segment by geographical area:

	Fiscal year ended June 30,(1)
	2009	2010	2011(3)
	(in millions of Ps.)
City of Buenos Aires	277,526	373,348	465,987
Greater Buenos Aires(2)	47,488	59,833	91,321
Rest of the country	71,719	85,174	117,471
Total revenues	396,733	518,355	674,779
(1)		Includes inter-segment eliminations.

(2)	Excluding revenues derived from the City of Buenos Aires.
(3)	Does not include Dot Building.
66

Operating Results

Fiscal Year 2011 compared to Fiscal Year 2010

         Revenues

         Our net revenues increased by 9.1%, from Ps. 784.9 million during the fiscal year ended on June 30, 2010 to Ps. 856.5 million during the fiscal year ended June 30, 2011. This variation was mainly attributable to: (i) a Ps. 158.6 million increase in the revenues of our Leases and services segment and (ii) a Ps. 109.8 million increase in the revenues of our Other segment, mainly as a result of the barter of the Beruti plot and the sale of two parcels of the Rosario plot and the sale of a parcel of the Neuquén plot, partially offset by (iii) a Ps 196.7 million decrease in the revenues of our Consumer Financing segment, as a result of the sale of 80% of the shares of Tarshop S.A.

         Leases and services. Our revenues from Leases and services increased 30.6%, from Ps. 518.5 million during the fiscal year ended June 30, 2010 to Ps. 677.1 million during the fiscal year ended June 30, 2011. Primarily due to a Ps. 128.5 million increase in the revenues from leases and admission rights which is primarily explained by (i) a 34.4 % increase in the total sales of our lessees, which increased from Ps. 5,778.2 million during the fiscal year ended on June 30, 2010 to Ps. 7,766.3 million during the fiscal year ended on June 30, 2011, which in turn yielded higher percentage leases and (ii) an increase in the average price per square meter.

         Consumer Financing. The revenues from our Consumer Financing segment decrease 74.1%, from Ps. 265.3 million during the fiscal year ended June 30, 2010 to Ps. 68.6 million during the fiscal year ended June 30, 2011, as a result of the sale of 80% of the shares of Tarshop S.A.

         Other. The revenues from our Other segment increased Ps. 109.8 from Ps. 1.2 million during the fiscal year ended on June 30, 2010 to Ps. 111.0 million during the fiscal year ended June 30, 2011, mainly by reason of the swap of the Beruti plot and the sale of two parcels of the Rosario plot and the sale of one parcel of the Neuquén plot.

Revenues	Revenues for the fiscal years ended on June 30,
	2011	2010
	(in million Ps.)
Leases and services	677.1	518.5
Consumer Financing	68.6	265.3
Other	111.0	1.2
Eliminations	(0.2)	(0.1)
Total revenues	856.5	784.9

         Costs

         Total costs decreased slightly by 0.4% from Ps. 258.8 million during the fiscal year ended June 30, 2010 to Ps. 257.8 million during the fiscal year ended June 30, 2011. This was mainly due to: (i) a Ps. 79.5 million decrease in the costs of our Consumer Financing segment, partially offset by (i) a Ps. 69.7 million increase in the costs of our Other segment and (ii) a Ps. 6.5 million increase in the cost of our Leases and services segment. Total costs as a percentage of total revenues decreased from 33.0 % during the fiscal year ended on June 30, 2010 to 30.1% during the fiscal year ended on June 30, 2011, as a result of the percentage decrease in total costs compared to the increase in total revenues in this fiscal year.

         Leases and services. The cost of Leases and services increased 4.1%, from Ps. 158.6 million during the fiscal year ended on June 30, 2010 to Ps. 165.1 million during the fiscal year ended June 30, 2011. This increase was mainly attributable to: (i) a Ps. 4.0 million increase in amortizations and depreciations; (ii) a Ps. 1.6 million increase in the costs associated to non-recovered common maintenance expenses; (iii) a Ps. 1.3 million increase in legal related expenses; and (iv) the cost of available units of Ps. 1.2 million, partially offset by (v) a Ps. 1.5 million decrease in parking lot costs. The cost of our Leases and services segment measured as a percentage of the segment’s revenues decreased from 30.6% in the fiscal year ended June 30, 2010 to 24.4 % during the fiscal year ended on June 30, 2011, as a result of a 30.6% increase in the revenues of this segment, compared to a 4.1% increase in costs for the same period.

         Consumer financing. The cost of our Consumer financing segment decreased by 77.2%, from Ps. 103.0 million during the fiscal year ended June 30, 2010 to Ps. 23.5 million during the fiscal year ended on June 30, 2011. Primarily due to the sale of 80% of the shares of Tarshop S.A.

         Other. The cost of our Other segment increased Ps. 69.7 million, from Ps. 0.3 million during the fiscal year ended on June 30, 2010 to Ps. 70.0 million during the fiscal year ended June 30, 2011, primarily due to the swap of the Beruti plot, the sale of two parcels of the Rosario plot and one parcel of the Neuquén plot.

Costs	Costs for the fiscal years ended on June 30,
	2011	2010
	(in million Ps.)
Leases and services	(165.1)	(158.6)
Consumer Financing	(23.5)	(103.0)
Other	(70.0)	(0.3)
Eliminations	0.8	3.0
Total costs	(257.8)	(258.8)

         Gross profit

         Due to the above-mentioned factors, our gross profit increased 13.8% from Ps. 526.0 million during the fiscal year ended June 30, 2010 to Ps. 598.7 million during the fiscal year ended June 30, 2011. Gross profit as a percentage of total revenues increased from 67.0 % in the fiscal year ended June 30, 2010 to 69.9% during the fiscal year ended June 30, 2011, mainly due to the increase in the gross margins of our Leases and services and Others segments, which were partially offset by a decrease in the gross margin of our Consumer Financing segment.

         Leases and services. The gross profit of our Leases and services increased by 42.3 % up from Ps. 359.9 million for the fiscal year ended June 30, 2010 to Ps. 512.1 million during the fiscal year ended on June 30, 2011, mainly as a result of a 34.4 % increase in the total sales of our lessees, which increased from Ps. 5,778.2 million in the fiscal year ended on June 30, 2010 to Ps. 7,766.3 million in the fiscal year ended June 30, 2011, which resulted in higher rent payment. The gross profit in the Leases and services segment as a percentage of revenues for this segment increased from 69.4 % during the fiscal year ended June 30, 2010 to 75.6% during the fiscal year ended June 30, 2011, mainly as a result of a 30.6 % increase in revenues compared to a 4.1 % increase in costs in this fiscal year.

         Consumer financing. The gross profit of our Consumer financing segment decreased by 72.2%, from Ps. 162.4 million during the fiscal year ended June 30, 2010 to Ps. 45.1 million during the fiscal year ended June 30, 2011. The gross profit of the Consumer financing segment as a percentage of this segment’s revenues increased from 61.2 % during the fiscal year ended on June 30, 2010 to 65.7% during the fiscal year ended June 30, 2011. This variation was mainly attributable to a decrease in the costs of this segment as a result of the sale of 80% of the shares of Tarshop S.A.

         Other. The gross profit of our Other segment increased Ps. 40.1 million increase from Ps. 0.8 million during the fiscal year ended June 30, 2010 to Ps. 40.9 million during the fiscal year ended June 30, 2011. This variation was mainly attributable to the swap of the Beruti plot and the sales of two parcels of the Rosario plot and one parcel of the Neuquén plot.

Gross profit	Gross profit for the fiscal years ended June 30,
	2011	2010
	(in million Ps.)
Leases and services	512.1	359.9
Consumer Financing	45.1	162.4
Other	40.9	0.8
Eliminations	0.6	2.9
Total gross profit	598.7	526.0

         Selling expenses

         Selling expenses decreased 58.0%, from Ps. 162.7 million during the fiscal year ended June 30, 2010 to Ps. 68.4 million during the fiscal year ended June 30, 2011, primarily due to a Ps. 100.5 million decrease in the selling expenses related to our Consumer Financing segment, partially offset by: (i) a Ps. 3.1 million increase in the expenses associated to our Leases and services segment and (ii) a Ps. 3.1 million in expenses of our Other segment. Total selling expenses as a percentage of total revenues decreased from 20.7 % during the fiscal year ended June 30, 2010 to 8.0% during the fiscal year ended on June 30, 2011, as a result of a 58.0 % decline in selling expenses compared to a 9.1 % increase in revenues.

         Leases and services. The selling expenses of the Leases and services segment increased 8.4%, from Ps. 37.1 million during the fiscal year ended June 30, 2010 to Ps. 40.2 million during the fiscal year ended June 30, 2011, primarily due to: (i) a Ps. 4.7 million increase in turnover tax charges and (ii) a Ps. 2.0 million increase in salaries and social security contributions, partially offset by (iii) a Ps. 2.6 million decrease in the expenses associated exhibitions and events and (iv) a Ps. 2.5 million decrease in bad debts during this fiscal year. The Selling expenses as a percentage of the Leases and services segment decreased from 7.2 % during the fiscal year ended June 30, 2010 to 5.9% during the fiscal year ended June 30, 2011.

         Consumer Financing. The selling expenses of the Consumer Financing segment declined by 80.0%, from Ps. 125.6 million during the fiscal year ended on June 30, 2010 to Ps. 25.1 million during the fiscal year ended on June 30, 2011, mainly due to: (i) a Ps. 22.1 million decrease in turnover taxes; (ii) a Ps. 19.4 million decrease in the salaries and social security contributions charges ; (iii) a Ps. 15.1 million decrease in the service fee charges; (iv) a Ps. 14.5 million decrease in advertising expenses, and (v) a Ps. 13.8 million decrease in loan loss charges during this fiscal year. The selling expenses of the Consumer Financing segment, as a percentage of this segment’s revenues, decreased from 47.3 % during the fiscal year ended June 30, 2010 to 36.6% during the fiscal year ended on June 30, 2011.

         Other. The selling expenses of our Other segment increased Ps. 3.1 million, from Ps. 0.0 million during the fiscal year ended June 30, 2010 to Ps. 3.1 million during the fiscal year ended June 30, 2011, mainly due to a Ps. 3.1 million increase in turnover taxes during this year.

Selling expenses	Selling expenses for the fiscal years ended on June 30,
	2011	2010
	(in million Ps.)
Leases and services	(40.2)	(37.1)
Consumer Financing	(25.1)	(125.6)
Other	(3.1)	(0.0)
Eliminations	—	—
Total selling expenses	(68.4)	(162.7)

         Administrative expenses

         Administrative expenses decreased by 6.3%, from Ps. 81.4 million during the fiscal year ended June 30, 2010 to Ps. 76.3 million during the fiscal year ended June 30, 2011, primarily due to: (i) a Ps. 18.2 million decrease in the expenses of our Consumer financing segment, partially offset by (ii) a Ps. 13.0 million increase in the expenses of our Leases and services segment. Total administrative expenses as a percentage of total revenues decreased from 10.4 % during the fiscal year ended June 30, 2010 to 8.9% during the fiscal year ended June 30, 2011.

         Leases and services. Administrative expenses of the Leases and services segment increased by 23.2%, from Ps. 56.1 million during the fiscal year ended June 30, 2010 to Ps. 69.1 million during the fiscal year ended June 30, 2011 primarily due to: (i) a Ps. 7.8 million increase in directors’ fees; (ii) a Ps. 2.0 million increase in salaries and social security contributions; (iii) a Ps. 1.5 million increase in expenses related to taxes, rates and contributions and (iv) a Ps. 1.5 million increase in fees for services. The Administrative expenses of the Leases and services segment, as a percentage of this segment’s revenues, decreased slightly from 10.8 % during the fiscal year ended June 30, 2010 to 10.2% during the fiscal year ended June 30, 2011.

         Consumer Financing. Administrative expenses of the Consumer financing segment decreased by 72.2%, from Ps. 25.2 million during the fiscal year ended June 30, 2010 to Ps. 7.0 million during the fiscal year ended June 30, 2011. This was mainly due to: (i) a Ps. 8.9 million decrease in salaries and social security contributions, (ii) a Ps. 5.2 million decrease in taxes, rates and contributions and (iii) a Ps. 2.4 million decrease in service fees.. The Administrative expenses of the Consumer Financing segment as a percentage of this segment’s revenues increased from 9.5 % during the fiscal year ended June 30, 2010 to 10.2% during the fiscal year ended June 30, 2011.

         Others. Administrative expenses in the Other segment did not vary significantly.

Administrative expenses	Administrative expenses for the fiscal years ended on June 30,
	2011	2010
	(in million Ps.)
Leases and services	(69.1)	(56.1)
Consumer Financing	(7.0)	(25.2)
Other	(0.2)	(0.1)
Eliminations	—	—
Total Administrative expenses	(76.3)	(81.4)

         Income / (loss) from recognition of inventories at net realizable value

         The income/(loss) due to the recognition of inventories at net realizable value increased by Ps. 13.8 million, from Ps. 1.2 million during the fiscal year ended June 30, 2010 to Ps. 15.0 million during the fiscal year ended June 30, 2011, mainly due to the recognition of parcels 2B, 2C, 2D and 2F of the Rosario properties.

         Income/(loss) from retained interest in securitized receivables

         The income/(loss) from retained interest in our Consumer financing’s securitized receivables decreased by Ps. 32.8 million, from Ps. 37.5 million during the fiscal year ended June 30, 2010 to Ps. 4.7 million during the fiscal year ended June 30, 2011, mainly as a result of the sale of 80% of the shares of Tarshop.

         Operating income

         As a result of the factors described above, our operating income/(loss) increased 47.8%,from Ps. 320.5 million during the fiscal year ended June 30, 2010 to Ps. 473.6 million during the fiscal year ended June 30, 2011, mainly due to (i) a Ps. 136.1 million increase in the Operating income/(loss) of the Leases and services segment and (ii) a Ps. 50.7 million increase in our Other segment, partially offset by a Ps. 31.3 million decrease in the Consumer financing segment. The operating income/(loss), as a percentage of total revenues, increased from 40.8 % during the fiscal year ended June 30, 2010 to 55.3% during the fiscal year ended June 30, 2011, mainly due to the increase in the operating margin of our Leases and services and Others segments.

         Leases and services. The operating income/(loss) from our Leases and services segment increased 51.1%, from Ps. 266.6 million for the fiscal year ended June 30, 2010 to Ps. 402.7 million during the fiscal year ended June 30, 2011, mainly due to the 30.6 % increase in the revenues from this segment, partially offset by: (i) a 4.1 % increase in direct operating costs, (ii) a 23.4 % increase in administrative expenses, and (iii) a 8.4 % increase in selling expenses. The operating income/(loss) of the Leases and services segment, as a percentage of this segment’s revenues increased from 51.4 % during the fiscal year ended June 30, 2010 to 59.5% during the fiscal year ended June 30, 2011.

         Consumer Financing. The operating income of the Consumer financing segment decreased by Ps. 63.9%, from Ps. 49.0 million during the fiscal year ended June 30, 2010 to Ps. 17.7 million during the fiscal year ended June 30, 2011. This variation was mainly due to a 74.1% decrease in revenues from this segment, 77.2% decrease in costs, an 80.0% decrease in selling expenses, and a 72.2% decrease in administrative expenses. The operating income/(loss) of the Consumer financing segment as a percentage of this segment’s revenues increased from 18.5% during the fiscal year ended June 30, 2010 to 25.8% during the fiscal year ended June 30, 2011.

         Others. The operating income/(loss) of our Other segment had an increase of Ps. 50.7 million, from Ps. 1.9 million during the fiscal year ended June 30, 2010 to Ps. 52.6 million during the fiscal year ended June 30, 2011.

Operating income/(loss)	Operating income/(loss) for the fiscal years ended June 30,
	2011	2010
	(in million Ps.)
Leases and services	402.7	266.6
Consumer Financing	17.7	49.0
Other	52.6	1.9
Eliminations	0.6	3.0
Total operating income	473.6	320.5

         Amortization of goodwill

         Amortization of goodwill increased 218.8%, from Ps. 1.6 million during the fiscal year ended June 30, 2010 to Ps. 1.9 million during the fiscal year ended June 30, 2011, resulting from the amortizations of goodwill recorded upon the acquisition of subsidiaries.

         Financial and holding results, net

         Financial and holding results, net, decreased by Ps. 5.2 million, from a loss of Ps. 112.3 million during the fiscal year ended June 30, 2010 to a loss of Ps. 107.1 million during the fiscal year ended June 30, 2011.

         Financial income generated by assets increased by Ps. 6.9 million from Ps. 2.2 million during the fiscal year ended on June 30, 2010 to Ps. 9.1 million during the fiscal year ended on June 30, 2011, mainly due to: (i) a Ps. 12.4 million increase in foreign exchange gains; (ii) a Ps. 3.2 million increase in interest on financial transactions and (iii) a Ps. 1.1 million increase in interest on assets discounts, partially offset in (iv) a Ps 7.6 million due to the impairment of non-compete agreement (v) a Ps. 2.0 million decrease in holding results, and (vi) a Ps. 1.3 million decrease in default interest.

         The financial results generated by liabilities increased by Ps. 1.7 million, from Ps. 114.5 million during the fiscal year ended June 30, 2010 to Ps. 116.2 million during the fiscal year ended on June 30, 2011. This variation was mainly due to (i) a Ps. 7.5 million increase in foreign exchange gains/(losses) charge deriving from the variation in the US Dollar offer rate throughout the fiscal year under analysis (it had a higher increase from 3.931 at June 30, 2010 to 4.11 at June 30, 2011), in stark contrast to the situation a year earlier when the US$/Ps. exchange rate had a lower variation (from 3.797 at June 30, 2009 to 3.931 at June 30, 2010); partially offset by (ii) a Ps. 2.6 million increase in the profit/(loss) from derivative financial instruments; (iii), a Ps. 2 million decrease in interest on tax debts; (iv) a Ps. 0.9 million decrease in financial expenses; and (v) a Ps. 0.3 million in income resulting from the repurchase of our own Notes.

         Other income and expenses, net

         The Other income and expenses, net increased Ps. 11.6 million from Ps. 3.3 million loss during the fiscal year ended on June 30, 2010 to Ps. 8.3 million during the fiscal year ended on June 30, 2011. This result was mainly due to (i) a Ps. 12.9 million as a result of the sale of the client portfolio of Metroshop, partially offset by a Ps. 2.6 million increase in contingent legal proceedings.

         Income before tax and minority interests

         As a result of the factors described above, income before tax and minority interests increased by Ps. 182.6 million from Ps. 203.2 million during the fiscal year ended June 30, 2010 to Ps. 385.8 million during the fiscal year ended June 30, 2011.

         Income tax

         The Income tax charge increased by Ps. 39.0 million, from Ps. 79.2 million during the fiscal year ended on June 30, 2010 to Ps. 118.2 million during the fiscal year ended June 30, 2011. Given that the Income tax charge was assessed by application of the deferred tax method, we recognized the temporary differences between the book value and the valuation for tax purposes of assets and liabilities and the application of tax loss carryforwards. Thus, the amount shown as Income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

         Minority interests in investees

         The loss from Minority interests in investees increased by Ps. 2.2 million from Ps. 4.9 million during the fiscal year ended June 30, 2010 to Ps. 7.1 million during fiscal year ended June 30, 2011. This increase is mainly due to the income recorded during the fiscal year ended on June 30, 2011 by the companies in which we hold a majority stake.

         Net income

         As a result of the factors described above, the Income for the year increased by Ps. 141.5 million from Ps. 119.1 million during the fiscal year ended June 30, 2010 to Ps. 260.6 million during the fiscal year ended June 30, 2011.

Fiscal Year 2010 compared to Fiscal Year 2009

         Revenues

         Our revenues increased 22.1%, from Ps.642.6 million during the fiscal year ended June 30, 2009 to Ps.784.9 million during the fiscal year ended June 30, 2010. This variation was mainly attributable to: (i) a Ps.120.6 million increase in the revenues of our Leases and services segment and (ii) a Ps.28.5 million increase in the revenues of our Consumer financing segment, partially offset by a Ps.7.8 million decrease in the revenues from our Others segment.

	Fiscal years ended June 30,
	2009	2010
	(in millions of Ps.)
Leases and services	397.9	518.5
Consumer financing	236.8	265.3
Others	9.0	1.2
Eliminations	(1.1)	(0.1)
Total revenues	642.6	784.9

         Leases and services. Our revenues from Leases and services increased 30.3%, from Ps.397.9 million during the fiscal year ended on June 30, 2009 to Ps.518.5 million during the fiscal year ended on June 30, 2010, primarily due to a Ps.109.8 million increase in the revenues from leases and admission rights which in turn is explained by: (i) the increased revenues generated by Dot Baires Shopping from operating for a full year compared to its operations for a month and a half in the previous year; (ii) a 37.8% increase in the total sales of our lessees, from Ps.4,194.2 million during the fiscal year ended on June 30, 2009 to Ps.5,778.2 million in the fiscal year ended on June 30, 2010, which yielded higher percentage leases and (iii) an increase in the average price per square meter.

         Consumer financing. The revenues from our Consumer financing segment increased 12.0%, from Ps.236.8 million during the fiscal year ended on June 30, 2009 to Ps.265.3 million during the fiscal year ended on June 30, 2010, primarily due to increases in (i) supermarket and retail store sales; (ii) loans granted and (iii) credit cards issued.

         Others. The revenues from our Others segment decreased 87.0%, from Ps.9.0 million during the fiscal year ended on June 30, 2009 to Ps.1.2 million during the fiscal year ended on June 30, 2010, primarily as a result of the fact that during the fiscal year ended on June 30, 2009 we recognized Ps.9.0 million of non-recurring revenues generated by our barter of the land adjacent to the Alto Rosario shopping center.

         Costs

         Total costs increased 8.5%, from Ps.238.5 million during the fiscal year ended on June 30, 2009 to Ps.258.8 million during the fiscal year ended on June 30, 2010. This was mainly due to (i) a Ps.49.7 million increase in costs in the Leases and services segment; (ii) a Ps.23.7 million decrease in the costs of our Consumer financing segment, and (iii) a Ps.5.7 million decrease in the costs of our Others segment. Total costs as a percentage of total revenues decreased from 37.1% in the fiscal year ended on June 30, 2009 to 33.0% during the fiscal year ended on June 30, 2010, as a result of a smaller percentage increase in total costs compared to total revenues in this year.

	Fiscal years ended June 30,
	2009	2010
	(in millions of Ps.)
Leases and services	(108.9)	(158.6)
Consumer financing	(126.7)	(103.0)
Others	(6.0)	(0.3)
Eliminations	3.1	3.1
Total costs	(238.5)	(258.8)

         Leases and services. The cost of Leases and services increased 45.6%, from Ps.108.9 million during the fiscal year ended on June 30, 2009 to Ps.158.6 million during the fiscal year ended on June 30, 2010. This increase was mainly attributable (i) a Ps.23.3 million increase in amortizations and depreciations; (ii) a Ps.9.0 million increase in parking costs; (iii) a Ps.14.7 million increase in the costs associated to non-recovered common maintenance expenses and (iv) an increase in the lawsuit-related contingencies charge of Ps.2.2 million. The cost of our Leases and services segment measured as a percentage of the segment’s revenues increased from 27.5% in the fiscal year ended on June 30, 2009 to 30.6% during the fiscal year ended on June 30, 2010, as a result of a 45.6% increase in the costs of this segment, compared to a 30.3% increase in revenues in this year.

         Consumer financing. The cost of our Consumer financing segment decreased 18.7%, from Ps.126.7 million during the fiscal year ended on June 30, 2009 to Ps.103.0 million during the fiscal year ended on June 30, 2010, primarily due to decreases in: (i) the costs of interest and commissions and (ii) the costs of salaries and social security contributions (iii) partially offset by an increase in the third-party fees and services charge. The cost of Consumer financing as a percentage of the segment’s revenues declined from 53.5% in the fiscal year ended on June 30, 2009 to 38.8% during the fiscal year ended on June 30, 2010, as a result of a 18.7% drop in the segment’s costs compared to a 12.0% increase in revenues in this year.

         Others. The cost of our Others segment decreased 94.5% from Ps.6.0 million during the fiscal year ended on June 30, 2009 to Ps.0.3 million during the fiscal year ended on June 30, 2010, on account of the barter of property adjacent to the Alto Rosario shopping.

         Gross profit

         As a consequence of all the above-mentioned factors, our gross profit increased 30.2%, from Ps.404.0 million during the fiscal year ended on June 30, 2009 to Ps.526.0 million during the fiscal year ended on June 30, 2010. Gross profit as a percentage of total revenues increased from 62.9% in the fiscal year ended on June 30, 2009 a 67.0% during the fiscal year ended on June 30, 2010, mainly due to the increase in the gross margins of our Leases and services and Consumer financing segments.

	Fiscal years ended June 30,
	2009	2010
	(in millions of Ps.)
Leases and services	289.0	359.9
Consumer financing	110.1	162.4
Others	3.0	0.8
Eliminations	1.9	2.9
Total gross profit	404.0	526.0

         Leases and services. The gross profit of our Leases and services segment increased 24.5%, from Ps.289.0 million for the year ended on June 30, 2009 to Ps.359.9 million during the fiscal year ended on June 30, 2010, mainly as a result of a 37.8 % increase in the total sales of our lessees, which rose from Ps.4,194.2 million during the fiscal year ended on June 30, 2009 to Ps.5,778.2 million in the fiscal year ended on June 30, 2010, which resulted in higher percentage leases. The gross profit in the Leases and services segment as a percentage of revenues for this segment decreased from 72.6% during the fiscal year ended on June 30, 2009 to 69.4% during the fiscal year ended on June 30, 2010, mainly as a result of a 45.6% increase in costs in this segment compared to a 30.3% increase in revenues during this year.

         Consumer financing. The gross profit of our Consumer financing segment increased 47.4%, from Ps.110.1 million during the fiscal year ended on June 30, 2009 to Ps.162.4 million during the fiscal year ended on June 30, 2010. The gross profit of our Consumer financing segment as a percentage of this segment’s revenues increased from 46.5% during the fiscal year ended on June 30, 2009 to 61.2% during the fiscal year ended on June 30, 2010. This variation was mainly attributable to an 18.7% decrease in the costs of this segment compared to a 12.0% increase in revenues during this year.

         Others. The gross profit of our Others segment decreased from Ps.3.0 million in income during the fiscal year ended on June 30, 2009 to Ps.0.8 million in income during the fiscal year ended on June 30, 2010.

         Selling expenses

         Selling expenses decreased 21.4%, from Ps.207.0 million during the fiscal year ended on June 30, 2009 to Ps.162.7 million during the fiscal year ended on June 30, 2010, primarily due to a Ps.52.4 million decrease in the expenses of our Consumer financing segment, partially offset by a Ps.7.8 million increase in the expenses associated to our Leases and services segment. Total selling expenses as a percentage of total revenues, decreased from 32.2% during the fiscal year ended on June 30, 2009 to 20.7% during the fiscal year ended on June 30, 2010, as a result of a 21.4% decline in selling expenses compared to a 22.1 % increase in revenues during this year.

	Fiscal years ended June 30,
	2009	2010
	(in millions of Ps.)
Leases and services	(29.3)	(37.1)
Consumer financing	(178.0)	(125.6)
Others	(0.1)	(0.0)
Eliminations	0.4	—
Total selling expenses	(207.0)	(162.7)

         Leases and services. The selling expenses of the Leases and services segment increased 26.7%, from Ps.29.3 million during the fiscal year ended on June 30, 2009 to Ps.37.1 million during the fiscal year ended on June 30, 2010, primarily due to (i) a Ps.2.4 million increase in turnover tax charges; (ii) a Ps.2.6 million increase in the expenses associated to salaries and social security contributions and (iii) a Ps.2.4 million increase in the expenses associated to courses, exhibitions and events. The Selling expenses as a percentage of the Leases and services segment decreased slightly from 7.4% during the fiscal year ended on June 30, 2009 to 7.2% during the fiscal year ended on June 30, 2010.

         Consumer financing. The selling expenses of our Consumer finance segment declined 29.5%, from Ps.178.0 million during the fiscal year ended on June 30, 2009 to Ps.125.6 million during the fiscal year ended on June 30, 2010, mainly due to (i) a Ps.60.1 million decrease in the loan loss charges; (ii) a Ps.5.5 million decrease in the salaries and social security contributions charges, partially offset by (iii) a Ps.8.0 million increase in the services fees charges. The selling expenses of the Consumer financing segment, as a percentage of this segment’s revenues, decreased from 75.2% during the fiscal year ended on June 30, 2009 to 47.3% during the fiscal year ended on June 30, 2010.

         Others. The selling expenses of our Others segment did not sustain significant variations.

         Administrative expenses

         Administrative expenses increased 33.8%, from Ps.60.9 million during the fiscal year ended on June 30, 2009 to Ps.81.4 million during the fiscal year ended on June 30, 2010, primarily due to (i) a Ps.12.2 million increase in the expenses of our Leases and services segment and (ii) a Ps.8.2 million increase in the expenses of our Consumer financing segment. Total administrative expenses as a percentage of total revenues increased from 9.5% during the fiscal year ended on June 30, 2009, to 10.4% during the fiscal year ended on June 30, 2010.

	Fiscal years ended June 30,
	2009	2010
	(in millions of Ps.)
Leases and services	(43.9)	(56.1)
Consumer financing	(17.0)	(25.2)
Others	0.0	(0.1)
Eliminations	0.0	—
Total administrative expenses	(60.9)	(81.4)

         Leases and services. The Administrative expenses of the Leases and services segment increased 27.9%, from Ps.43.9 million during the fiscal year ended on June 30, 2009 to Ps.56.1 million during the fiscal year ended on June 30, 2010, primarily due to (i) a Ps.10.3 million increase in directors’ fees; (ii) a Ps.2.1 million increase in taxes, rates and contributions and, (iii) a Ps.1.1 million increase in the expenses associated to salaries and social security contributions, partially offset by a Ps.2.4 million decrease in fees for services. The Administrative expenses of the Leases and services segment, as a percentage of this segment’s revenues, decreased slightly from 11.0% during the fiscal year ended on June 30, 2009 to 10.8% during the fiscal year ended on June 30, 2010.

         Consumer financing. The Administrative expenses of Consumer financing increased 48.2%, from Ps.17.0 million during the year ended on June 30, 2009 to Ps.25.2 million during the year ended on June 30, 2010. This was mainly due to (i) a Ps.5.1 million increase in taxes, rates and contributions and (ii) a Ps.2.4 million increase in salaries and social security contributions. The Administrative expenses of the Consumer financing segment as a percentage of this segment’s revenues increased from 7.2% during the fiscal year ended on June 30, 2009 to 9.5% during the fiscal year ended on June 30, 2010.

         Others. The Administrative expenses in the Others segment did not sustain significant variations.

         Gain from recognition of inventories at net realizable value

         During the fiscal year ended on June 30, 2010, our gain from recognition of inventories at net realizable value was Ps.1.2 million due to the recognition at net realizable value of the Carlos Gardel properties.

         Net income from retained interest in securitized receivables

         The Net income from retained interest in Consumer financing securitized receivables increased by Ps.83.5 million, from a Ps.46.0 million loss during the fiscal year ended on June 30, 2009, to a Ps.37.5 million income during the fiscal year ended on June 30, 2010, primarily due to (i) the valuation of the Participation Certificates in various series of consumer financing financial trusts, (ii) the comparison of these valuations against their fair values and (iii) the gains/losses from placement of the notes (at the time of the public offering) of the various series of consumer financing financial trusts. The certificates yielded Ps.23.7 million income, primarily due to the decrease in portfolio delinquency (bad debt charges according to minimum requirements, recoveries and refinancing) due in turn to increased volumes in recoveries and changes in lending policies and a decrease in the borrowing interest rates accrued by debt instruments. The series sold through a public offering resulted in Ps.7.6 million of income.

         Operating income

         As a result of the factors described above, the Operating income increased 255.2%, from Ps.90.2 million during the fiscal year ended on June 30, 2009 to Ps.320.5 million during the year ended on June 30, 2010, mainly due to (i) a Ps.180.0 million increase in the Consumer financing segment and (ii) a Ps.50.8 million increase in the Operating income/(loss) of the Leases and services segment, both partially offset by a Ps.1.0 million decrease in the Others segment. The Operating income/(loss), as a percentage of total revenues, increased 14.0 % during the fiscal year ended on June 30, 2009 to 40.8% during the fiscal year ended on June 30, 2010, mainly on account of the effect of the increase in the operating margin of our Consumer financing segment.

	Fiscal years ended June 30,
	2009	2010
	(in millions of Ps.)
Leases and services	215.8	266.6
Consumer financing	(130.9)	49.0
Others	2.9	1.9
Eliminations	2.4	3.0
Total operating income	90.2	320.5

         Leases and services. The Operating income from our Leases and services segment increased 23.6%, from Ps.215.8 million for the fiscal year ended on June 30, 2009 to Ps.266.6 million for the fiscal year ended on June 30, 2010, mainly due to a 30.3 % increase in the revenues from this segment, partially offset by a 45.6 % increase in direct operating costs, a 27.9% increase in Administrative expenses, and a 26.7% increase in Selling expenses. The Operating income/(loss) of the Leases and services segment, as a percentage of the segment’s revenues decreased from 54.2% during the fiscal year ended on June 30, 2009 to 51.4 % during the fiscal year ended on June 30, 2010.

         Consumer financing. The Operating income/(loss) of the Consumer financing segment increased by Ps.180.0 million, from a Ps.130.9 million loss during the fiscal year ended on June 30, 2009 to a Ps.49.0 million income during the fiscal year ended on June 30, 2010. This variation was mainly due to a 12.0 % increase in revenues from this segment, a 18.7% decrease in costs and a 29.5% decrease in Selling expenses, partially offset by a 48.2% increase in Administrative expenses. The Operating income/(loss) of the Consumer financing segment as a percentage of the segment’s revenues, increased from (55.3%) during the fiscal year ended on June 30, 2009 to 18.5% during the fiscal year ended on June 30, 2010.

         Others. The Operating income/(loss) of our Others segment decreased by Ps.1.0 million, from a Ps.2.9 million income during the fiscal year ended on June 30, 2009 to a Ps.1.9 million income during the fiscal year ended on June 30, 2010.

         Amortization of goodwill, net

         The loss arising from Amortization of goodwill, net increased 7.4%, from Ps.1.5 million in the fiscal year ended as of June 30, 2009 to Ps.1.6 million in the fiscal year ended on June 30, 2010. This result includes the amortizations of goodwill recorded upon acquiring of subsidiaries.

         Financial results, net

         Financial and holding results, net, increased by Ps.3.5 million, from a Ps.108.9 million loss during the fiscal year ended on June 30, 2009 to a Ps.112.3 million loss during the fiscal year ended on June 30, 2010.

         The financial results generated by assets decreased by 87.9%, from Ps.18.1 million in income during the fiscal year ended on June 30, 2009 to Ps.2.2 million in income during the fiscal year ended on June 30, 2010, mainly due to (i) a Ps.16.0 million decrease in Foreign exchange gains;(ii) a Ps.13.1 million decrease in holding results, and (iii) a Ps.3.5 million decrease in interest on financial transactions, partially offset by a Ps.16.2 million increase in interest on assets discounts.

         The financial results generated by liabilities decreased by Ps.12.4 million, from a Ps.126.9 million loss during the fiscal year ended on June 30, 2009 to a Ps.114.5 million loss during the fiscal year ended on June 30, 2010, primarily due to (i) a Ps.60.6 million decrease in the foreign exchange gains/(losses) charge arising from a smaller variation in the selling exchange rate between the U.S. Dollar and the Argentine peso during fiscal year 2010 (it rose from Ps.3.797 at June 30, 2009 to Ps.3.931 at June 30, 2010), in contrast to the situation a year earlier when the US$/Ps. exchange varied greatly (from Ps.3.025 at June 30, 2008 to Ps.3.797 at June 30, 2009); partially offset by (ii) a Ps.22.9 million increase the interest charge, (iii), a Ps.25.2 million increase in financing expenses; (iv) a Ps.13.2 million decrease in the result generated by the repurchase of our own Notes and (v) a Ps.12.0 million decrease in the results generated by future transactions.

         Other (expenses) income, net

         The Other income and expenses, net decreased Ps.6.6 million, from Ps.3.3 million in income during the fiscal year ended on June 30, 2009 to a Ps.3.3 million loss during the fiscal year ended on June 30, 2010. This result was mainly due to a Ps.3.6 million decrease in donations on account of the reversal of the amounts covered by provisions in the year ended on June 30, 2009 and a Ps.2.3 million increase in other expenses. During the fiscal year ended June 30, 2008 we made an unconditional promise to donate Ps.4.6 million to Fundación IRSA within a twelve-months period. As such, we had recorded an accrual for Ps.4.6 million as of June 30, 2008. However, we agreed with Fundación IRSA to change the terms of the contribution. Pursuant to the revised agreement, we decided to reduce our donation from Ps.4.6 million to Ps.1.4 million.

         Accordingly, in the fiscal year ended June 30, 2009, we (i) reversed Ps.4.4 million out of the Ps.4.6 million of the accrual; (ii) recorded a cash payment of Ps.1.4 million, Ps.0.2 million against use of the accrual recognized in 2008, and the remaining Ps.1.2 million against other expense.

         Income tax expense

         The Income tax expense increased Ps.62.4 million, from Ps.16.8 million during the fiscal year ended on June 30, 2009 to Ps.79.2 million during the fiscal year ended on June 30, 2010. Given that the Income tax charge was assessed by application of the deferred tax method, we recognized the temporary differences between the book value and the valuation for tax purposes of assets and liabilities and the application of tax loss carryforwards. Thus, the amount shown as Income tax expense reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

         Net income

         As a result of the factors described above, our net income for the year increased by Ps.141.2 million, from a Ps.22.1 million loss during the fiscal year ended on June 30, 2009 to a Ps.119.1 million in income during the fiscal year ended on June 30, 2010.

B. Liquidity and Capital Resources

         Our principal sources of liquidity have historically been:

•	cash generated from operations;
•	cash generated from the issuance of debt securities; and
•	cash from borrowings (including cash from bank loans and overdraft facilities) and financing arrangements. Overdraft facilities are a customary source of financing in the Argentine banking system.

         Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	the acquisition of shopping centers;
•	the development of new shopping centers;
•	the improvement of existing shopping centers;
•	the development of residential properties for sale;
•	working capital needs; and
•	the maintenance of cash and other liquid assets to enable us to take advantage of the acquisition and development opportunities as they arise.

         We believe our working capital and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or selective asset sales. For more information about liquidity, see “Risk Factors.”

Cash Flow Information

         Operating Activities

         Fiscal Year 2011. Our operating activities generated net cash of Ps.452.7 million for the fiscal year ended on June 30, 2011. Net cash generated by operations during the fiscal year ended on June 30, 2011 increased 249%, or Ps.323.1 million, from the fiscal year ended on June 30, 2010, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps.530.6 million, the reduction in operating cash resulting from an increase in accounts receivable, net of Ps.114.3 million and a reduction in taxes payable and provision of contingences of Ps.102.5 million, partially offset by increases in trade accounts payable, customer advances, social security payable and other liabilities of Ps.73.9 million and a reduction in inventory and other receivables and prepaid expenses of Ps.68.1 million.

         Fiscal Year 2010. Our operating activities generated net cash of Ps.129.6 million for the fiscal year ended on June 30, 2010. Net cash generated by operations during the fiscal year ended on June 30, 2010 increased 81.3%, or Ps.58.1 million, from the fiscal year ended on June 30, 2009, primarily due to an increase in operating cash inflows that does not consider the changes in certain assets and liabilities of Ps.358.2 million, the reduction in operating cash resulting from an increase in accounts receivable, net of Ps.127.0 million and a reduction in taxes payable and other liabilities of Ps.143.1 million, partially offset by a reduction in other receivables and prepaid expenses, net of Ps.26.0 million and increases in customer advances, trade accounts payable and salaries and social security payable of Ps.19.5 million.

         Fiscal Year 2009. Our operating activities generated net cash of Ps.71.5 million for the fiscal year ended on June 30, 2009. Net cash generated by operations during the fiscal year ended on June 30, 2009 were reduced by 57.5%, or Ps.96.6 million, from the fiscal year ended on June 30, 2008, primarily due to an increase in operating cash inflows that does not consider the changes in certain assets and liabilities of Ps.273.7 million, the reduction in operating cash resulting from an increase in accounts receivable, net, other receivables and prepaid expenses, net and intangible assets, net of Ps.220.0 million and a reduction in trade accounts payable, other liabilities and provisions of Ps.51.3 million offset by increases in customer advances and taxes payable of Ps.69.3 million.

         Investment Activities

         Fiscal Year 2011. The net cash used by investing activities was Ps.55.3 million for the fiscal year ended on June 30, 2011. The increase in the net cash used in investment activities was primarily due to (i) an increase in loans granted to related parties of Ps.84.9 million, (ii) the purchase of TGLT’s shares of Ps.56.3 million, (iii) an increase in investments of Ps.7.7 million, (iv) the purchase of Non Convertible Notes of Cresud S.A.C.I.F. Y A., of Ps. 10.3 million; (v) improvements made to our shopping centers and offices of Ps.9.5 million; (vi) works made in Dot Baires offices of Ps.3.7 million; (vii) works and advance payments made in Dot Baires shopping of Ps.4.0 million; (viii) suppliers advances of Ps.16.4 million; (ix) the acquisition of furniture and fixtures, computer equipment, software and facilities of Ps.4.7 million; (x) the acquisition of undeveloped parcels of land of Ps.0.3 million and Ps. 13.4 million were allocated to work in progress; partially offset by increases in inflows of cash by sale of subsidiaries of Ps.67.5 million, inflows proceeds from adquisitions of subsidiaries of Ps. 1.3 million and the collection of receivables from related parties and other related parties of Ps.89.6 million.

         Fiscal Year 2010. The net cash generated by investing activities was Ps.9.1 million for the fiscal year ended on June 30, 2010. The increase in the net cash generated by investment activities was primarily due to a decrease in investments of Ps.58.5 million and the collection of advances for sale of Tarshop’s shares of Ps.20.0 million, partially offset by (i) Ps.32.5 million related to improvements made in our shopping centers and offices; (ii) Ps.8.3 million applied to the payment for acquisition of Arcos del Gourmet and Conil S.A.; (iii) Ps.7.4 million related to works and advance payments made in Dot Baires shopping; (iv) Ps.6.0 million applied to suppliers advances; (v) Ps.5.6 million related to a payment pursuant to a non-compete agreement with the former minority shareholder of Tarshop; (vi) Ps.3.1 million were allocated to the acquisition of undeveloped parcels of land; (vii) Ps.2.6 million related to the acquisition of furniture and fixtures, computer equipment, software and facilities; and (viii) Ps.2.2 million were allocated to other purposes.

         Fiscal Year 2009. The net cash used in investing activities was Ps.298.7 million in the fiscal year ended on June 30, 2009. The increase in the net cash used in investment activities was primarily due to: (i) an increase in temporary investments, of Ps.41.0 million; (ii) Ps.205.9 million related to construction and advance payments made in Dot Baires shopping; (iii) Ps.11.1 million were applied to the acquisition of furniture and fixtures, computer equipment, software and facilities; (iv) Ps.13.6 million related to improvements made in our shopping centres and offices; and (v) Ps.4.0 million were applied to the acquisition of land reserves.

         Financing Activities

         Fiscal Year 2011. The net cash used in financing activities was Ps.305.3 million for the fiscal year ended on June 30, 2011, primarily due to: (i) payment of cash dividends of Ps.243.8 million and (ii) payment of non-convertible notes of Ps.155.6 million; partly offset by the proceeds from overdraft for Ps.53.0 million; proceeds from issuance of short-term debt of Ps.45.0 million.

         Fiscal Year 2010. The net cash used in financing activities was Ps.134.2 million for the fiscal year ended on June 30, 2010, primarily due to: (i) payment of short-term bank loans and bank overdrafts of Ps.202.5 million; (ii) payment of cash dividends of Ps.56.0 million; (iii) payment of non-convertible notes of Ps.39.8 million; (iv) payments of loans for purchase of undeveloped parcels of land of Ps.17.2 million and (v) outlays for the repurchase of Series II Notes of Ps.12.0 million; partly offset by the proceeds from short-term and long-term debt for Ps.110.4 million and proceeds from issuance of non-convertible notes, net of Ps.79.8 million.

         Fiscal Year 2009. The net cash provided by financing activities was Ps.20.3 million for the fiscal year ended on June 30, 2009, primarily due to loans granted to us, bank overdrafts and income from irrevocable capital contributions made by minority shareholders of Ps.206.2 million, partly offset by: (i) outlays for the repurchase of Notes of Ps.12.8 million; (ii) payment of dividends of Ps.60.2 million; (iii) repayment of loans, including the payment of Notes, of Ps.97.0 million; (iv) repayment of the amounts outstanding on the acquisition of Empalme of Ps.6.8 million; and (iv) repayment of the amounts outstanding on the acquisition of Mendoza Plaza Shopping S.A. of Ps.9.1 million.

Indebtedness

         Our total consolidated debt outstanding as of June 30, 2011 was Ps.737.1 million, of which 87.4% was denominated in U.S. Dollars and the remaining 12.6% was denominated in Pesos.

         The following table presents a breakdown of our indebtedness as of June 30, 2011:

	Debt as of June 30, 2011
	Currency	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	Average rate %
	(in thousands of Ps.)
Financial and Bank Loans
10% Convertible Notes due 2014 (1)	US$	5,864	—	130,515	—	—	136,379	10%
Series I Notes (1)(2)	US$	4,946	—	—	—	452,100	457,046	7.88%
Series II Notes (1)(2)	Ps.	39,996	—	—	—	—	39,996	11%
Deferred debt cost	Ps.	(483)	—	(910)	—	(1,327)	(2,720)	—
Companies under Section 33 of Law No. 19,550 and other related parties	US$	2,345	—	—	—	—	2,345	4%
Bank overdrafts	Ps.	54,837	—	—	—	—	54,837	11.03%
Interest on bank loans	Ps.	496	—	—	—	—	496	—

Total bank and financial loans		108,001	—	129,605	—	450,773	688,379

Seller-Financing Soleil Factory goodwill	US$	4,714	—	—	—	35,125	39,839	5%
Seller-Financing Arcos del Gourmet		8,900	—	—	—	—	8,900

Total debt financed by seller		13,614	—	—	—	35,125	48,739

Total debt		121,615	—	129,605	—	485,898	737,118

(1)	Includes accrued interest.
(2)	Net of notes repurchased.

         Convertible Notes

         On July 19, 2002 we issued US$50.0 million unsecured Convertible Notes in exchange for cash and settlement of certain liabilities with our shareholders. Raymond James Argentina, Sociedad de Bolsa S.A. acted as underwriting and placement agent. The proceeds from the Convertible Notes were used to settle short-term bank loans in the sum of Ps.27.3 million, and to redeem secured corporate notes issued by us in the principal amount of Ps.52.8 million. The Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps.0.10 per share. The exchange rate per U.S. Dollar is Ps.3.08642 or the result obtained from dividing the exchange rate effective at the exchange date by the par value of our common shares, whichever is lower. The maturity date of the Convertible Notes was July 19, 2006, but at a special noteholders’ meeting held on May 2, 2006, the noteholders approved the extension of the maturity date to July 19, 2014. The other terms and conditions of the Convertible Notes remained unchanged. During the fiscal years 2003, 2004, 2005, 2006, 2007 and 2011 the holders of approximately US$18.24 million of our Convertible Notes exercised their conversion rights; therefore, we issued 4,829,745; 22,852,514; 52,741,373; 1,539,000, 101,582 and 477,544,197 common shares, respectively. As of June 30, 2011 the outstanding balance of our Convertible Notes was US$31.7 million. We offered an aggregate repurchase price of US$36.1 million to the holders of our Convertible Notes. On September 22, 2011, we reported that one holder of our Convertible Notes exercised its conversion rights. Hence, we issued 277,777 common shares, of nominal value pesos 0.1 (V$N 0.1) each, and canceled Convertible Notes for an amount of US$ 9,000 (See “Recent Developments” and “Significant changes”).

         On May 26, 2011 IRSA approved the sale of all Convertible Notes held by IRSA to us, subject to the consummation of a concurrent underwritten international offering of ADSs and offering of common shares in Argentina (See “The Offer and Listing - The offer and listing details”). The Convertible Notes to be sold to us by IRSA represent 99.9% of the aggregate outstanding principal amount of the Convertible Notes. The price we offered to repurchase our Convertible Notes was approved in our shareholders’ meeting held on May 26, 2011. Our Audit Committee determined that the terms of our proposed repurchase of Convertible Notes were reasonable, and we obtained third party fairness opinions with respect to the repurchase price we offered. As of the date of this annual report, we have not received confirmation from other holders about their acceptance of our proposed repurchase. If we do not receive such confirmation, Convertibles Notes in the amount of US$ 8,240 will remain outstanding.

         Series I and II Notes

         On May 11, 2007, we issued two new series of notes totaling US$170 million under our US$200 million global note program for a principal amount of US$200 million. Series I corresponds to the issue of US$120 million notes due on May 11, 2017, bearing interest at a fixed rate of 7.875%, payable semi-annually on May 11 and November 11 each year. The principal amount of Series I is due in a single installment upon maturity. Series II corresponds to the issue of Ps.154.0 million notes due on June 11, 2012, bearing interest at a fixed rate of 11%, payable semi-annually on June 11 and December 11 each year starting on December 11, 2007. The principal amount is payable in seven equal and consecutive semi-annual installments.

         Purchase of Series I Notes

         During fiscal year 2009, we acquired US$5.0 million nominal value of our Series I fixed interest rate notes due June 2017. The weighted-average price paid was US$0.3978 for a total of US$2 million. During fiscal year 2011, we purchased our Series 1 fixed interest rate Notes due June 2017 in an amount equivalent to US$ 5.0 million (nominal value). In this case, the price was US$ 1.0201 for a total of US$ 5.1 million. As of June 30, 2011, our holdings of Series 1 Notes amounted to US$ 10 million in terms of nominal value.

         Purchase of Series II Notes

         During fiscal year 2009, we acquired US$ 3 million in nominal value of our Series II fixed interest rate notes due June 2012 (Argentine Peso-Linked Note). The weighted-average price paid was US$0.75 for a total of US$2.25 million. There have been no purchases of these notes during fiscal year 2011. As of fiscal year-end, our holding in portfolio of our Series II Notes was US$4.8 million in nominal value.

         Series III and IV Notes

         On November 13, 2009, we issued two new series of notes under our US$200,000,000 global note program. On May 12, 2011, Series III Notes, which consisted of notes for a principal amount of Ps. 55.8 million, were repaid. Such notes accrued interest at the BADLAR Private interest rate plus 3%, payable every three months. On May 12, 2011, the principal amount of Series IV Notes, which consisted of notes for a principal amount of US$ 6.6 million (equivalent to Ps. 25.0 million), was also repaid. Such Notes accrued interest in US dollars at a fixed interest rate of 6.75% per annum, payable on a three-month basis, and due in a single installment on May 12, 2011.

         Capital Expenditures

         Fiscal year 2011

         For the fiscal year ended June 30, 2011 we invested Ps.52.0 million in capital expenditures of which: (i) Ps.9.5 million were related to improvements made to our shopping centers and offices, of which the most significant is the one realized in Soleil Factory shopping center; (ii) Ps.13.4 were allocated to our work in progress; (iii) Ps.7.7 million were related to construction and advance payments made in Dot Baires shopping; (iv) Ps.4.7 million were related to the acquisition of furniture and fixtures, computer equipment, software and facilities; (v) Ps.16.4 million were related to suppliers advances; (vi) Ps.0.3 million were allocated to the acquisition of plots of lands.

         Fiscal year 2010

         For the fiscal year ended on June 30, 2010 we invested Ps.53.8 million in capital expenditures of which: (i) Ps.32.5 million were related to improvements made to our shopping centers and offices; (ii) Ps.7.4 million were related to construction and advance payments made in Dot Baires shopping; (iii) Ps.6.0 million were allocated to suppliers advances; (iv) Ps.2.6 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (v) Ps.3.1 million were allocated to the acquisition of undeveloped parcels of land and (vi) Ps.2.2 million were allocated to other purposes.

         Fiscal year 2009

         For the fiscal year ended on June 30, 2009 we invested Ps.247.4 million in capital expenditures of which: (i) Ps.205.9 million were related to construction and advance payments made in Dot Baires shopping; (ii) Ps.11.1 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (iii) Ps.17.0 million were related to improvements made to our shopping centers and offices; (iv) Ps.4.0 million were allocated to the acquisition of undeveloped parcels of land and (v) Ps.9.4 million were allocated to other purposes.

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

D. Trend Information

Development and Perspectives of Shopping Centers in Argentina

         After the economic crisis suffered during fiscal year 2009, the global economy is moving forward to an expansion track together with better financial conditions. During 2010 world output returned to its growth track, pulled mainly by emerging and developing economies, reaching a 5.1% growth during that year. According to IMF “World Economic Outlook” released in September 2011, world total output will increase 4.0% in 2011, while it is projected that it will grow around 4.0% in 2012; which represent (0.4%) and (0.5%) variations from the expenses expectations released by IMF on April 2011.

         It must be highlighted that, during fiscal year ended June 30, 2011, economic activity in developing countries was higher than in the developed world. In this sense, performance at the local market levels also picked up the trend (in local currency). During this fiscal year, whereas the Eurostoxx 50, by 10.74% and the Nikkei by 6.79%, the Santiago stock exchange rose by 19.13% and Argentina’s Merval rose by 52.11%.

         Given this international context, the Argentine GDP has maintained its upward trend, returning to its pre-crisis levels, with a 9.2% variation in 2010 according to the Argentine Institute of Statistics and Censuses (“INDEC”). In the year to date, the level of activity has shown significant acceleration. For the first 6 months of 2011, the Monthly Economic Activity Estimator, as reported by INDEC and known as EMAE, increased 4.87%. This indicator is usually used to predict GDP. Therefore, if the trend were to be maintained, GDP for 2011 could be expected to have risen by close to 9.98%.

         During the first half of 2011, Total Consumption has been the most significant component in the Aggregate Demand, with a 67,1% share. During the first half of 2011, sales in the Shopping Center sector have grown significantly; the reason is to be found mainly in the recovery in consumption compared to the previous fiscal year, against a backdrop of high inflation in which salaries went hand in hand with retail price raises. Based on INDEC’s most recently released figures, when measured year-on-year, the sales for the first nine months of 2011 rose by 22.0% compared to the same period in 2010.

         When it comes to retailer activity, according to CAME, the Confederation of Argentine Medium-Sized Enterprises, retail sales volumes grew by 6.1% in September 2011 compared to June 2010, driven by consumers’ good mood and the tangible improvements in household nominal income. Most of the items offered by retailers performed with outstanding dynamism in June. With the end-of-month results for June included, the first nine month of the year came to a close with a 6.7% increase in the volumes sold compared to the same period a year earlier.

         We believe our business segments continue to show a strong position in the current macroeconomic conditions, and given our healthy cash flows and our long-term financing, we will be capable of sustaining our leading market position.

E. Off-Balance Sheet Arrangements

         As of June 30, 2011, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

         The table below presents the maturity of our significant contractual obligations as of June 30, 2011, which consist of loans, bonds, and development obligations and agreements to purchase real estate. The table does not include deferred income tax liability obligations under operating leases, assignment of credits payable, other accounts payable or costs to be incurred on the units not yet sold.

	Payments due by period (Thousand of Ps.)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Debt (1)(2)	108,955	102,613	174,766	583,585	969,919
Other long term obligations	6,068	8,429	18,295	-	32,792
Total (3)	115,023	111,042	193,061	583,585	1,002,711
(1)	Net of repurchased Notes.
(2)	We made an offer of US$36.1 million to repurchase our outstanding Convertible Notes. See “Operating and Financial Review and Prospects—Indebtedness—Convertible Notes.”
(3)	Includes our main financial and related parties’ debts, foreign suppliers, tax amnesty plan for gross sales tax payable and accrued and prospective interests.

G. Safe Harbor

         See the discussion at the beginning of this Item 5 and the disclosure regarding forward-looking information in the introduction of this annual report for forward-looking safe harbor provisions.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

         We are managed by a board of directors. Our bylaws provide that the board of directors will consist of a minimum of eight and a maximum of twelve directors and between eight and twelve alternate directors. The directors are elected by majority vote by our shareholders at a regular shareholders’ meeting for a three-year term and may be reelected indefinitely. Alternate directors will be summoned to act as directors in case of absence, vacancy or demise, until a new director is appointed.

         On November 11, 2010, our board of directors approved the resignation of Andrés Olivos and José Said Saffie as directors and of Guillermo Matta y Trejo and José D. Eluchands Urenda as alternate directors. As a result, Gastón Lernoud and David A. Perednik were summoned to act as directors.

         In Shareholders’ Meeting held on October 31, 2011 Andrés Freire was summoned as director.

         As of the date of this annual report, our Board of Directors is comprised of eleven directors and six alternate directors.

         The table below contains certain information relating to our directors and alternate directors:

Name	Date of birth	Position	Date of	Term expiration
			current		Current position
			appointment		held since
Eduardo S. Elsztain	01/26/1960	Chairman	2009	2012	1994
Saúl Zang	12/30/1945	Vice-chairman	2009	2012	2003
Alejandro G. Elsztain	03/31/1966	Executive vice-chairman	2009	2012	2003
Daniel R. Elsztain	12/22/1972	Director	2009	2012	2004
Abraham Perelman	04/04/1941	Director	2009	2012	2003
Fernando A. Elsztain	01/04/1961	Director	2009	2012	1998
Leonardo F. Fernández	06/30/1967	Director	2009	2012	2007
Enrique Antonini	03/16/1950	Director	2009	2012	2007
Gastón Armando Lernoud	06/04/1968	Director	2010	2012	2010
David A. Perednik	11/15/1957	Director	2010	2012	2010
Andrés Freire	01/14/1972	Director	2011	2014	2011
Juan M. Quintana	02/11/1966	Alternate director	2009	2012	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate director	2009	2012	2006
Marcos Oscar Barylka	06/29/1945	Alternate director	2009	2012	2006
Salvador Darío Bergel	04/17/1932	Alternate director	2009	2012	2006
Mauricio Wior	10/23/1956	Alternate director	2009	2012	2006
Gabriel A.G. Reznik	11/18/1958	Alternate director	2009	2012	2004
77

         The following is a brief biographical description of each member of our board of directors:

         Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA, Cresud S.A.C.I.F. y A (“Cresud”), Consultores Assets Management S.A., Banco Hipotecario S.A., Tarshop, BACS Banco de Crédito & Securitización and BrasilAgro - Companhia Brasileira de Propriedades Agrícolas, among other companies. He is also a member of the board of trustees of Hersha Hospitality Trust, among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother.

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

         Abraham Perelman. Mr. Perelman studied economic sciences at the University of Buenos Aires. During the last thirty years he was a director of several companies in areas such as communications, electronics, aviation, farm technology, public services and the arts. He also was chairman of ISREX Argentina S.A. He is currently a director of Guanaco Mining Co.

         Fernando A. Elsztain. Mr. Elsztain obtained a degree in architecture at the University of Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a family-owned real estate company. He is a director of IRSA, and Emprendimiento Recoleta y Hoteles Argentinos S.A., among others. Mr. Fernando A. Elsztain is Eduardo S. Elsztain’s and Alejandro G. Elsztain’s cousin.

         Leonardo F. Fernández. Mr. Fernández obtained a degree in law at the University of Buenos Aires. He serves as an alternate director on the board of directors of Disco S.A. and Transportadora de Gas del Norte S.A.

         Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992) and Mariva Bursátil S.A. (since 1997). He has also served as a director of IRSA from 1993 to 2002. He is a member of the Banking Lawyers Committee and the International Bar Association.

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

         Andrés Freire. Mr. Freire has a degree in economics with honors magna cum laude from the University of San Andrés in Buenos Aires, Argentina and is an OPM (33) from Harvard Business School. He is an entrepreneur both in the business and social sector. After starting his career at Procter & Gamble, Mr. Freire co-founded and led Officenet (purchased by Staples in 2004), and also co-founded Axialent where he currently serves as Chairman of the Board. He is also the Chairman of Endeavor Foundation in Argentina, Chairman of the Young Presidents Organization (YPO) in Argentina and also board member of the Steering Committee of the Young Global Leaders of the WEF and member of the Global Latin American Council of the WEF. He participated as investor and/or Board member in multiple start ups including Wanako (online gaming sold to Vivendi), Coffice Reed Argentina, Restorando, The Mind Company, Estrella limited, Parque Austral. His awards include “Global Leader for Tomorrow” in 2000 by the World Economic Forum (WEF), “Latin American Entrepreneur of the Year” in 2001 by Endeavor Foundation, and “World Young Business Achiever” in 2002. He was also named in 2008 one of the 100 “Young Global Leaders of the World” by the WEF in Davos, Switzerland.

         Juan M. Quintana. Mr. Quintana obtained a law degree at the University of Buenos Aires. He is a partner of the law firm Zang, Bergel & Viñes. He is an alternate director of Nuevas Fronteras S.A. and Emprendimiento recoleta, among others.

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

Executive Committee

         Pursuant to our by-laws, the aspects related to the organization of the decision-making process are the responsibility of an Executive Committee comprised of four directors, including our chairman and vice chairman. The current members of the Executive Committee are Mrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, and Fernando Elsztain.

         The Executive Committee is in charge of the daily management of the activities delegated by the Board of Directors in conformity with current laws and our by-laws. Our by-laws authorize the Executive Committee to perform the following:

•	designate managers and establish their duties and compensation;
•	grant and revoke powers on behalf of our company;
•	hire, impose disciplinary measures and terminate personnel, as well as determine salaries and compensation;
•	enter into contracts related to our company’s activity;
•	manage our company’s assets;
•	execute credit agreements for our company’s activities and set up encumbrances to secure our obligations; and
•	engage in all the acts necessary to manage our company’s daily activities.

Management

         The board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors.

         The ordinary and extraordinay Shareholders’ Meeting held on October 31, 2011 ratified the payment to our management of a bonus in the amount of up to 1% of our capital stock, that shall be equal to Ps.9,069,530. In addition, the shareholders decided that the bonus should be applied to an incentive plan addressed to certain of our employees of the Company, and to delegate in the Board of Directors the formation of an special purpose vehicle and to implement such plan, and the power to establish timing, pricing, allocation, amounts, and other, subject to applicable law.

         The following chart shows information about our current senior management, as appointed at the directors’ meeting held on December 26, 2004:

Name	Date of birth	Position	Current position held since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	2002
Gabriel Blasi(1)	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	2002
Rolando Argenti	12/16/1961	Chief Commercial Officer	2009
(1)	Effective December 7, 2011, Mr. Matias Gaivironsky became our new Chief Financial Officer replacing Mr. Gabriel Blasi. Mr. Gaivironsky was formerly our Head of Capital Markets and Investor Relations. Mr. Blasi has been appointed as CFO of Banco Hipotecario S.A.

         The following is a brief description of each of our managers who are not directors:

         Gabriel Blasi. Mr. Blasi obtained a degree in business administration and carried out post-graduate studies in Finance at CEMA University (Universidad del CEMA -Centro de Estudios Macroeconómicos Argentinos) and the IAE (Universidad Austral). He formerly worked as a senior securities trader for Citibank NA. Sucursal, Buenos Aires. He also held several management positions related to investment banking and capital markets at Banco Río de la Plata S.A. (BSCH) and was financial director of the Carrefour Group and Goyaique SACIFIA (Grupo Perez Company). Currently, he also serves as chief financial officer of IRSA and Cresud. He currently serves as a member of the board of directors of BrasilAgro—Companhia Brasileira de Propriedades Agrícolas and alternate director of Banco Hipotecario S.A.

         Rolando Argenti. Mr. Argenti obtained a degree in Political Sciences (MD), Master in Strategic Administration, from UADE University (Universidad Argentina de la Empresa). He has over 20 years of experience in strategic marketing and sales. He formerly worked as vice-president of marketing and sales for Citibank NA for over 10 years, and was also Marketing Director at HSBC Group, Senior Commercial Manager of Banco Río de la Plata S.A., Marketing Director of American Express and Mastercard/Argencard for Argentina and Uruguay, among other companies. He has also been a university professor for more than 10 years.

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

         The following table sets forth information about members of our supervisory committee who were elected at the annual general ordinary shareholders’ meeting held on October 29, 2010. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name and Position	Date of birth	Occupation In Alto Palermo	Current position held since
José D. Abelovich	07/20/1956	Syndic	2005
Marcelo Héctor Fuxman	11/30/1955	Syndic	2010
Noemi Cohn	05/20/1959	Syndic	2010
Sergio L. Kolaczyk	11/28/1964	Alternate Syndic	2011
Roberto Daniel Murmis	04/07/1959	Alternate Syndic	2010
Alicia Rigueira	12/02/1951	Alternate Syndic	2010

         Set forth below is a brief biographical description of each member of our supervisory committee:

         José D. Abelovich. Mr. Abelovich obtained a degree in accounting from University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L / Nexia International, an accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA, Cresud, Hoteles Argentinos, Banco Hipotecario and Inversora Bolívar S.A., among others.

         Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L / Nexia International, an accounting firm in Argentina. He is a member of the Supervisory Committees of Cresud, IRSA, Inversora Bolívar and Banco Hipotecario .

         Noemí Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina, where she works in the audit area. Mrs. Cohn worked in the audit area of Harteneck, Lopez and Company, Coopers & Lybrand in Argentina and Los Angeles, California. Mrs. Cohn is a member of the Supervisory Committees of Cresud and IRSA, among other companies.

         Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the University of Buenos Aires. He is a professional of Abelovich, Polano & Asociados S.R.L. / Nexia International. He is also an alternate member of the Supervisory Committee of Alto Palermo and IRSA.

         Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from University of Buenos Aires. He is a partner at Abelovich, Polano & Asociados S.R.L / Nexia International. He formerly served as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos). Furthermore, he is a member of the Supervisory Committees of Cresud, Futuros y Opciones S.A., Llao Llao Resorts S.A. and IRSA.

         Alicia Rigueira. Mrs. Rigueira holds a degree in accounting from the Buenos Aires University. Since 1998, she has been a manager at Estudio Abelovich, Polano & Asociados / Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia, affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of the Lomas de Zamora University (Universidad de Lomas de Zamora).

Audit Committee

         In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors established an audit committee. The primary function of our Audit Committee is to assist our board of directors in performing its duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issuance of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of our business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, the audit committee may be requested by our board of directors to report if the conditions of a related party transaction may be reasonably considered adequate according to normal market conditions.

         On November 7, 2007, our board of directors appointed Abraham Perelman, Enrique Antonini and Leonardo Fernández, all of them independent board members, as members of the audit committee. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934.

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

         During our annual ordinary shareholders meeting which was held October 31, 2011 the shareholders agreed to pay Ps. 29.418.646 to the members of the board of directors for the fiscal year ended June 30, 2011.

         The members of the executive committee did not receive compensation other than fees for their services as members of the board of directors.

Supervisory Committee

         The shareholders’ meeting held on October 31, 2011, approved by majority vote not to pay any compensation to the Supervisory Committee.

Senior Management

         During the fiscal year ended June 30, 2011 we paid an aggregate amount of approximately Ps.6.0 million as compensation to our senior management.

Audit Committee

         The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Capitalization Plan

         We have a defined contribution plan covering our key managers in Argentina. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 0.2 million, Ps. 0.4 million and Ps. 2.2 million for the years ended June 30, 2011, June 30, 2010 and June 30, 2009, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

1.	ordinary retirement in accordance with applicable labor regulations;
2.	total or permanent incapacity or disability; and
3.	death.

         In case of resignation or unjustified termination, the manager may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

Incentive Plan for Managers

         On October, 31, 2011, the Shareholders’ Meeting ratified the duly approved Shareholder’ resolutions in connection with the implementation of the allocation of an amount equal to 1% of the outstanding capital of the Company, that shall be equal to Ps.9,069,530, through an incentive plan addressed to certain employees of the Company, and the delegation of powers into the Board of Directors of the Company for the formation of an special purpose vehicle and to implement such plan, and the power to establish timing, pricing, allocation, amounts, and other, subject to applicable law.

C. Board Practices

         For information about the date of expiration of the current term of office and the period during which each director has served in such office see Item 6. “Directors, Senior Management and employees – A. Directors and Senior Management.”

Benefits upon Termination of Employment

         There are no contracts providing for benefits to Directors upon termination of employment, other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers.

Audit Committee

         In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors established an audit committee. The primary function of our Audit Committee is to assist our board of directors in performing its duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issuance of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, the audit committee may be requested by our board of directors to report if the conditions of a related party transaction may be reasonably considered adequate according to normal market conditions.

         On November 7, 2007, our board of directors appointed Abraham Perelman, Enrique Antonini and Leonardo Fernández, all of them independent board members, as members of the audit committee. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934.

Compensation Committee

         There is no compensation committee.

D. Employees

         As of June 30, 2011, we had 811 employees. Shopping center employees are represented by the Commerce Union and approximately 60% of total workers are under commerce collective labor agreements. We have not experienced a strike or significant work stoppage in the last ten years and we consider relations with our employees are good. We subcontract to third parties the construction of our development projects and the provision of security, maintenance and cleaning services for our shopping centers through a bidding process.

         The following table shows the number of our employees as of the dates indicated:

	As of June 30,
	2009	2010	2011
Alto Palermo S.A. (APSA) (1)	625	616	645
Shopping Alto Palermo S.A.	194	—	—
Emprendimiento Recoleta	42	39	41
Fibesa	21	28	29
Tarshop S.A. (2)	689	784	—
Panamerican Mall S.A. (3)	106	89	94
Arcos del Gourmet S.A.	—	2	2

Total	1,677	1,558	811

(1)	In December 2009, Shopping Alto Palermo S.A merged with us. In January 2010, we assigned corporate employees to Cresud under the Share Corporate Service Agreement. For more information, please see “Related Party Transactions” in this annual report.
(2)	In September 2010 we sold 80% of Tarshop’s stock to Banco Hipotecario.
(3)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2008.

E. Share Ownership

         The following table sets forth the amount and percentage of our shares beneficially owned by our directors, senior managers and members of the supervisory committee as of September 30, 2011.

		Share Ownership				Convertible Notes Ownership
Name	Position	Amount		Percentage		Amount
		(in thousands)				(in thousands)
Directors
Eduardo S. Elsztain	Chairman	1,204,071	(1)	95.6	%(1)	31,738	(2)
Saúl Zang	Vice Chairman	—		—		—
Alejandro G. Elsztain	Executive Vice Chairman /Chief General Officer	1,584		0.1%		1
Daniel R. Elsztain	Director	102		0.0%		—
Abraham Perelman	Director	—		—		—
Fernando A. Elsztain	Director	—		—		—
Leonardo Fernández	Director	—		—		—
Enrique Antonini	Director	—		—		—
Gastón Armando Lernoud	Director	—		—		—
David A. Perednik	Director / Chief Administrative Officer	—		—		—
Pablo Daniel Vergara del Carril	Alternate Director	3		0.0%		—
Marcos Oscar Barylka	Alternate Director	—		—		—
Salvador Darío Bergel	Alternate Director	—		—		—
Mauricio Wior	Alternate Director	—		—		—
Gabriel A.G. Reznik	Alternate Director	—		—		—
Juan Manuel Quintana	Alternate Director	—		—		—

Senior Management
Gabriel Blasi(3)	Chief Financial Officer	—		—		—
Rolando Argenti	Chief Commercial Officer	—		—		—

Supervisory Committee
José D. Abelovich	Member	—		—		—
Marcelo Héctor Fuxman	Member	—		—		—
Noemi Cohn	Member	—		—		—
Silvia Cecilia De Feo	Alternate Member	—		—		—
Roberto Daniel Murmis	Alternate Member	—		—		—
Alicia Rigueira	Alternate Member	—		—		—

(1)	Mr. Eduardo S. Elsztain, chairman of our board of directors, is the beneficial owner of 186,053,240 common shares of Cresud representing 38.26% of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud currently owns 63.2% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 66.1% of IRSA’s shares (includes (i) 322,414,033 common shares beneficially owned by Cresud, (ii) 43,401,932 common shares beneficially owned by Agrology S.A., (iii) 14,698,030 common shares beneficially owned by Inversiones Financieras del Sur S.A., (iv) 628,070 common shares beneficially owned by Consultores Assets Management S.A., and (v) 1.113,000 common shares owned directly by Mr. Elsztain). IRSA currently owns 94.9% of our shares. If Mr. Elsztain were considered the beneficial owner of 66.1% of IRSA, he would be the beneficial owner of 94.9% of our shares through IRSA.
(2)	99.97% of our 10% Convertible Notes due 2014 are owned by IRSA. If Mr. Elsztain were considered the beneficial owner of 66.1% of IRSA, he would be the beneficial owner of these Convertible Notes. We offered an aggregate repurchase price of US$36.1 million to the holders of our Convertible Notes. On May 26, 2011 IRSA approved the sale of all Convertible Notes held by IRSA to us, subject to the consummation of an international offering of ADSs and offering of common shares in Argentina. The Convertible Notes to be sold to us by IRSA represent 99.9% of the aggregate outstanding principal amount of the Convertible Notes. The price we offered to repurchase our Convertible Notes was approved in our shareholders’ meeting held on May 26, 2011. Our Audit Committee determined that the terms of our proposed repurchase of Convertible Notes are reasonable for us, and we obtained third party fairness opinions with respect to the repurchase price we offered. As of the date of this annual report, we have not received confirmation from other holders about their acceptance of our proposed repurchase. If we do not receive such confirmation, Convertibles Notes in the amount of US$8,240 will remain outstanding.

(3)	Effective December 7, 2011, Mr. Matias Gaivironsky became our new Chief Financial Officer replacing Mr. Gabriel Blasi. Mr. Gaivironsky was formerly our Head of Capital Markets and Investor Relations. Mr. Blasi has been appointed as CFO of Banco Hipotecario S.A.
82

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

         Assuming IRSA exercises its conversion rights for all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 97.11% of our common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 97.10% of our common stock.

Option Ownership

         No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our Capital Stock

         There are no arrangements for involving our employees in our capital stock or related to the issuance of options, shares or securities, other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership, as of September 30, 2011

         The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the Social Security National Agency and all our directors and officers as a group, as of the date of this annual report.

	Share Ownership
Shareholder	Number of Shares	Actual Percentage (2)
IRSA(1)	1,195,253,997	94.9%
Directors and officers excluding Eduardo Elsztain (3)	1,688,719	0.1%
Social Security National Agency (“ANSES”)	17,393,350	1.4%
Total	1,214,336,066	96.4%

(1)	The number of shares would increase to 2,174,829,984, assuming full conversion of the US$31.7 million Convertible Notes held by IRSA. We intend to use approximately US$36.1 million of the proceeds of the global offering to repurchase the Convertible Notes.
(2)	Figures may not sum due to rounding.
(3)	Includes only direct ownership of our directors and senior management, other than Eduardo Elsztain. Information as of September 30, 2011.

         Through its ownership of our common stock, IRSA currently has voting control over us and has the power to direct or influence the direction of our management and policies. IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s shares are listed and traded on the Bolsa de Comercio de Buenos Aires and the NYSE.

         Cresud S.A.C.I.F.y A. (“Cresud”) currently owns 63.2% of IRSA’s common shares. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s shares are listed and traded on the Bolsa de Comercio de Buenos Aires and the NASDAQ.

         Mr. Eduardo S. Elsztain, chairman of our board of directors, is the beneficial owner of 168,053,240 common shares of Cresud representing 38.26% of its share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 66.1% of IRSA’s shares (includes (i) 322,414,033 common shares beneficially owned by Cresud, (ii) 43,401,932 common shares beneficially owned by Agrology S.A., (iii) 14,698,030 common shares beneficially owned by Inversiones Financieras del Sur S.A., (iv) 628,070 common shares beneficially owned by Consultores Assets Management S.A., and (v) 1.113,000 common shares owned directly by Mr. Elsztain). If Mr. Elsztain were considered the beneficial owner of 66.1% of IRSA, he would be the beneficial owner of 94.9% of our shares through IRSA.

Changes in Share Ownership

Shareholder	Share Ownership as of June 30,
	September 30, 2011	2011	2010	2009	2008	2007
IRSA(1)	94.9%	94.9%	63.3%	63.3%	63.35%	62.5%
Parque Arauco	—	—	29.6%	29.6%	29.6%	29.6%
Directors and officers	0.1%	0.1%	0.2%	0.2%	0.2%	0.2%
Argentine Pension Funds in the aggregate	1.4%	1.4%	2.2%	0.2%	2.1%	2.0%

(1)	IRSA share ownership is 97.1% assuming full conversion of its holding of Convertible Notes as of September 30, 2011.

Differences in Voting Rights

         Our major shareholders do not have different voting rights.

Arrangements for change in control

         There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

         As of September 30, 2011, we had common shares 1,259,886,188 issued and outstanding of which 1,181,371,811 (or 93.8%) were held in Argentina. As of September 30, 2011, we had 1,956,309ADS outstanding (representing 78,252,360 of our common shares, or 6.2% of all of our common shares). As of such date, we had four registered holders of our ADS in the United States.

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

         If all holders convert their Convertible Notes into common shares on July 19, 2014, our issued and outstanding share capital would increase from 1,259,886,188 shares to 2,239,716,496 shares.

B. Related Party Transactions

         We enter into transactions with related parties on an arm’s-length basis. A related party transaction means any transaction entered into directly or indirectly by us or any of our subsidiaries that is material based on the value of the transaction to (a) any director, officer or member of our management or shareholders; (b) any entity in which any such person described in clause (a) is interested; or (c) any person who is connected or related to any such person described in clause (a).

Lease of our Headquarters

         Our headquarters are located on the 22nd floor and half of 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters and parking lot spaces from IRSA, pursuant to two lease agreements, the first one for our headquarters and ten parking lot spaces and the second one for our subsidiary Fibesa’s headquarters and another eight parking lot spaces. Both agreements had an initial duration of 60 months with an optional extension of 36 additional months. On November 1, 2008, the parties agreed to the extension of these leases, and as a result the agreements will expire on October 31, 2011. Under the first agreement we paid a monthly rent of US$5,958 for the 21nd floor and US$2,979 for half of the 23 rd floor and under the second agreement, US$23,234 and US$11,617 respectively, with the first two months free. In November of 2009, both floors were transferred to IRSA as a result of a reorganization agreement, pursuant to which Inversora Bolivar partially spun off its assets and merged with IRSA (the “Final Merger and Spin off Agreement”).

         We previously leased the entire 9th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement, for our headquarters and eight parking lot spaces. This agreement had an initial duration of 46 months, effective from January 2005. We paid a monthly rent of US$5,386. The agreement ended on March 31st, 2008 and was not renewed.

         We also leased the entire 4th floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as from October 2007, had an initial duration of 36 months and we paid a monthly rent of US$19,750. In November of 2009 the 4th floor was transferred to IRSA as a result of the execution of the Final Merger and Spin off Agreement.

         As of January 2008, we leased one third of the 2nd floor of the Intercontinental Plaza Tower from Inversora Bolivar. The agreement, effective as from March 2008, had an initial duration of 36 months. We paid a monthly rent of US$6,583 for the agreement. In November of 2009 the 2nd floor was transferred to IRSA as a result of the execution of the Final Merger and Spin off Agreement.

         In June 2009, we leased the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement related to such floor and to eight parking lot spaces. This agreement, effective from September 1st, 2008, until August 31, 2011, had duration of 36 months. We paid a monthly rent of US$7,745. In November 2009, the 24th floor was transferred to IRSA as a result of the execution of the Final Merger and Spin off Agreement.

         In September 2011, we leased the 24º floor from IRSA pursuant to a lease agreement related to the office “A” of that floor and six parking lot spaces. This agreement, shall be effective from September, 1st,, 2011 to August 31, 2012. We pay a monthly rent of US$ 15,490.

Lease of our Chairman’s offices

         Our Chairman’s offices are located at Bolívar 108, City of Buenos Aires. We have leased this property from Isaac Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our Directors, and a number of his relatives. A lease agreement was signed among us, IRSA, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease has a term of 120 months and monthly rent of US$9,500. We, IRSA and Cresud each pay one-third of such rent in an amount of US$3,167 each.

Agreement for the Exchange of Corporate Services with Cresud and IRSA

         Considering that we, IRSA and Cresud each have operating areas which are somehow similar, each of our boards of directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

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

         Under the agreement, the companies have entrusted to an external consultant the review and evaluation, on a semiannual basis, of the criteria applied in the corporate service settlement process and of the distribution bases and supporting documentation used in such process, through the issuance of a semiannual report.

         On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase in Cresud’s equity interest in IRSA. Our board of directors has deemed it convenient and advisable for this simplification to transfer the employment agreements of IRSA’s and our corporate employees to Cresud. Effective January 1, 2010, the labor costs of those employees will be transferred to Cresud’s payroll, and they will render services to us and IRSA, which services will continue to be distributed in accordance with the terms of the agreement for the exchange of corporate services entered into with Cresud and IRSA.

         In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by us with Cresud and IRSA.

         On July 11th, 2011 we entered into the Fourth Agreement for Implementation of Amendments to the Master Agreement of Corporate Services with IRSA Inversiones y Representaciones S.A. and Cresud S.A.C.I.F. y A.. The purpose of the new amendments is to generate a more efficient allocation of the corporate resources between the parties, to ensure the most equitable allocation of costs while maintaining the efficiency of the group, and also to continue with the reduction of certain fixed costs of the parties activities, in order to decrease its impact on the operating results.

         In spite of the above, we, Cresud and IRSA continue to be independent as concerns the adoption of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Mr. Abraham Perelman is in charge of its operation and implementation, in his capacity as individual responsible person on behalf of our and member of the Audit Committee.

         The Agreement for the exchange of Corporate Service was filed with the SEC in a report on Form 6-K dated July 1, 2004 and amendments to this agreement were filed in reports on Form 6-K dated September 19, 2007, the Second Agreement for Shared Corporate Services was filed on Form 6-K dated August 19, 2008, the Third Agreement was filed on Form 6-K dated December 15, 2009 and the Addendum to Corporate Services Master Agreement, was filed on Form 6-K dated March 17, 2010 and the Forth Agreement for the implementation of amendments, was filed on Form 6-K dated July, 13, 2011.

Sale of Tarshop to Banco Hipotecario

         On December 29, 2009, we entered into a stock purchase agreement with IRSA’s affiliate Banco Hipotecario pursuant to which we agreed to sell 80% of Tarshop’s capital stock to Banco Hipotecario. On September 13, 2010, the transaction was closed. Immediately after the sale our equity interest in Tarshop was 20% of its capital stock.

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

Purchase of Metroshop from Tarshop

         On May 21, 2010, we and Tarshop entered into a share purchase agreement pursuant to which we purchased 18,400,000 registered, non-endorsable common shares, par value Ps.1.00 and with one vote per Class B share, issued by Metroshop, representing 50% of Metroshop’s capital stock. We acquired the remaining 50% of Metroshop’s capital stock from Metronec S.A. on January 13, 2011.

Negotiation between Metroshop and Tarshop

         On January 13, 2011, Metroshop made two offers to Tarshop, which Tarshop accepted, to transfer the following assets to Tarshop:

(i)	receivables from consumption transactions carried out through December 31, 2010 that are performing or in default for not more than 60 days (both those in Metroshop’s own portfolio and those assigned to Fideicomiso Financiero Metroshop Serie XV);
ii)	credit card issuance agreements whose customers did not have, as of December 31, 2010, a default for over 60 days in complying with their obligations;
iii)	all credit card customers or accounts and consumer loans;
iv)	lease agreements for certain branches and the related property; and
v)	labor agreements for payroll personnel.

          On July 20, 2011, the Extraordinary General Shareholders Meeting of Metroshop S.A. unanimously approved the change of its corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. Metroshop S.A. will continue providing its services, which have been broadened in scope to the following areas:

-     Consumer credit marketing and financing

-     Issuance and marketing of credit cards.

-     Performance of any type of agency and representation.

-     Management of administrative, advertising and commercial activities.

Such amendments were registered with the Public Registry of Commerce on August 29, 2011 under number 17,795.

Loans from our Major Shareholders

         Our Convertible Notes originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014, and the remaining terms and conditions were left unchanged. The Convertible Notes accrue interest (payable semi-annually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into shares of our common stock, par value of Ps.0.10. The conversion rate per U.S. Dollar is the lesser of 3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

         On October 7, 2010, holders of our Convertible Notes exercised their conversion right, receiving 477,544,197 shares of common stock, par value of Ps.0.1, and retiring their Convertible Notes, with a nominal value of US$15.5 million. As a result of the conversion, the number of our issued and outstanding shares increased from 782,064,214 to 1,259,608,411.

         As of June 30, 2011, IRSA owned US$31.7 million of the our Convertible Notes, Ps.13.3 million of our Series II Non-Convertible notes and 94.9% of our common shares.

         We offered an aggregate repurchase price of US$36.1 million to the holders of our Convertible Notes. On May 26, 2011 IRSA approved the sale of all Convertible Notes held by IRSA to us, subject to the consummation of an international offering of ADSs and offering of common shares in Argentina. The Convertible Notes to be sold to us by IRSA represent 99.9% of the aggregate outstanding principal amount of the Convertible Notes. The price we offered to repurchase our Convertible Notes was approved in our shareholders’ meeting held on May 26, 2011. Our Audit Committee determined that the terms of our proposed repurchase of Convertible Notes are reasonable for us, and we obtained third party fairness opinions with respect to the repurchase price we offered. As of the date of this annual report, we have not received confirmation from other holders about their acceptance of our proposed repurchase. If we do not receive such confirmation, Convertibles Notes in the amount of US$8,240 will remain outstanding.

Repurchase of our Convertible Notes

         At a shareholders’ meeting on May 26, 2011, our shareholders approved the repurchase of our US$31.7 million 10% Convertible Notes due 2014 for approximately US$36.1 million, subject to certain conditions, including the completion of the global offering and the preemptive rights offer. We intend to use approximately US$36.1 million of the proceeds of the global offering to repurchase the Convertible Notes. The price we intend to pay to repurchase our Convertible Notes has been approved by our Audit Committee which took into account, among other things, several independent fairness opinions.

Purchase of an interest in Alto Palermo by IRSA.

         On October 15, 2010, IRSA acquired Parque Arauco S.A.’s direct and indirect stake in Alto Palermo. The purchase price was US$126.0 million, of which US$6.0 million were paid by IRSA at the time the option was granted.

         According to the option granted on January 13, 2010, the dividends corresponding to the fiscal year closed on June 30, 2010 were deducted from the acquisition price.

         As of October 15, 2010, IRSA held a 94.9% stake in Alto Palermo

Purchase and Sale of Alto Palermo’s Series I Notes by IRSA

         During the fiscal year ended on June 30, 2009, IRSA acquired US$39.6 million nominal value Series I fixed-rate Alto Palermo’s notes due June 2017 issued under our global note program. The average weighted price was US$0.4628, totaling US$19.3 million. On October 12, 2010, IRSA reported that it has sold in the over the counter market the Series I fixed-rate Alto Palermo’s notes due 2017, for a nominal value of US$39.6 million. As a result of the referred sale, IRSA obtained a total income of US$38.1 million.

Purchase of Alto Palermo’s Series II Notes by IRSA

         During the fiscal year ended on June 30, 2009, IRSA acquired US$15.1 million nominal value Series II fixed-rate Alto Palermo’s Notes due June 2012 (Argentine Peso-Linked Note) under this Program. The average weighted price was US$0.5447, totaling US$8.2 million.

Purchase of Alto Palermo’s Series I Notes by Cresud

         During the fiscal year ended on June 30, 2009, Cresud acquired US$5.0 million nominal value Series I fixed-rate Alto Palermo’s Notes due June 2017 under this Program. The average weighted price was US$0.3800, totaling US$1.9 million.

         As of the date of this annual report, we repurchased our US$5.0 nominal value Series I fixed-rate Notes from Cresud, at a price of US$5.1 million for the principal and accrued interest.

Grant of guarantee as security for Tarshop’s obligations

On May 13, 2009 we furnished a guarantee in favor of Banco Itaú Argentina S.A. as security for the payment of the obligations of Tarshop related to the creation of a new Financial Trust with such bank entity. The guarantee was furnished in an amount equal to up to 10% of the nominal value of the Trust Bonds (Valores de Deuda Fiduciarios , or “Trust Bonds”) to be underwritten by Banco Itaú. The maximum aggregate amount of this guarantee is Ps. 5.0 million and shall remain in effect until the actual repayment of the Trust Bonds. In addition, it was resolved that we should assume the commitment to act as Substitute Manager in the event Tarshop were removed from its office as Manager under the Trust Agreement.

Repurchase of Alto Palermo’s Series I Notes

         As of the date of this annual report, we repurchased our US$5.0 nominal value Series I fixed-rate Notes from Cresud, at a price of US$5.1 million for the principal and accrued interest.

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

         Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Our Chairman Eduardo S. Elsztain is also the Chairman of IRSA. Fundación IRSA has used the available area to house a museum called “Museo de los Niños, Abasto,” an interactive learning center for both children and adults which was opened to the public in April 1999. On September 27, 1999 Fundación IRSA assigned and transferred at no cost, the Museo de los Niños, Abasto’s total rights and obligations to Fundación Museo de los Niños.

         Fundación Museo de los Niños is a charitable non-profit organization created by the same founders of Fundación IRSA and has the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the developments of “Museo de los Niños, Abasto” and “Museo de los Niños, Rosario.” On October 29, 1999, our shareholders approved the assignment of “Museo de los Niños, Abasto” agreement to Fundación Museo de los Niños. In addition, on December 12, 2005, an agreement granting the right to use of the space designated for Museo de los Niños, Rosario, at no cost, was signed.

         During the fiscal years ended June 30, 2009 we donated Ps.1.2 million, to Fundación IRSA. We did not make donations to Fundación IRSA for the year ended June 30, 2010. During the fiscal year ended June 30, 2011 we donated Ps. 0.2 million.

Legal Services

         During the fiscal years ended June 30, 2009, 2010 and 2011, we and our subsidiaries paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.2.5 million Ps.1.9 million and Ps.2.7 millon, respectively, as payment for legal services. Our Vice-Chairman Saúl Zang; our alternate directors Juan M. Quintana, Salvador D. Bergel, and Pablo D. Vergara del Carril; are members of the law firm Zang, Bergel & Viñes.

C. Interests of Experts and Counsel

         This section is not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

         See Item 18 for our consolidated financial statements.

         Legal or Arbitration Proceedings

         Legal issues with the City Hall of Neuquén

         In June 2001, Shopping Neuquén requested that the City of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. The City Executive Branch previously rejected this request under Decree No. 1437/2002 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

         Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms, taking account of the current situation and including reasonable short and medium term projections. The City Executive Branch rejected this request in Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Decrees 1,437/2002 and 585/2003 issued by the City Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

         On December 13, 2006, Shopping Neuquén signed an agreement with both the City and the Province of Neuquén stipulating a new timetable for construction of the commercial and housing enterprises (the “Agreement”). Also, Shopping Neuquén was permitted to transfer certain parcels to third parties so that each participant in the commercial development to be constructed would be able to build on its own land, with the exception of the land in which the shopping center will be constructed. The Legislative Council of the City of Neuquén duly ratified the Agreement. The City Executive Branch promulgated the ordinance issued on February 12, 2007.

         The Agreement also provided that Shopping Neuquén submit, within 120 days after the Agreement was signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision, which the City of Neuquén would approve or disapprove within 30 days after its presentation. If the project was approved, Shopping Neuquén would submit the final maps of the works to the City within 150 days of this decision.

         The Agreement put an end to the lawsuit of Shopping Neuquén against the City of Neuquén before the High Court of Neuquén, in which the only pending issue was the determination of the City attorneys’ that were to be borne by of Shopping Neuquén.

         The City of Neuquén approved Shopping Neuquén’s project plans on April 8, 2010, and the construction of the shopping mall and the hypermarket began on July 5, 2010. The first stage of construction is expected to be completed within 22 months from the date of commencement. In the event of a breach of the terms and conditions agreed upon, the City of Neuquén is entitled to terminate the agreement and to demand us in order to repossess the property.

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

         Other Litigation

         As of July 5, 2006, the Administración Federal de Ingresos Públicos or AFIP filed a preliminary injunction with the Federal Court for Administrative Proceedings against Alto Palermo for an aggregate amount of Ps.3.7 million, plus an added amount, estimated at Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the plot of land located in Caballito neighborhood, City of Buenos Aires, where Alto Palermo is planning to develop a shopping center. As of June 30, 2011, under court proceedings, the building was subject to a legal attachment for Ps.36.8 million.

         On January 22, 2008, we requested to the Antitrust Authority’s clearance for the transfer of the Soleil Factory shopping center. On July 1, 2010 we executed the final documents of the transaction and received possession of the property. We then made a new request to the Antitrust Authority regarding this transfer. The Antitrust Authority has consolidated the new request with the previous file. On April 12, 2011, the Antitrust Authority notified us of its authorization of this transaction.

         On December 3, 2009, we filed a request for the Antitrust Authority´s opinion regarding our acquisition of shares of Arcos del Gourmet. The Antitrust Authority advised the parties that the transaction had to be filed with the Antitrust Authority. The transaction approval request was thus filed on December, 2010. As of the date of this annual report, the Antitrust Authority has not granted such approval.

         On September 21, 2010 we notified the Antitrust Authority of the sale of Tarshop shares to Banco Hipotecario. As of the date of this annual report, the Antitrust Authority has not reached to a decision regarding the approval of the Tarshop transaction.

         For more information see “Risk Factors—Risk related to our Business—Our Business is subject to extensive regulation and additional regulations may be imposed in the future.”

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

         The board of directors’ proposal for the distribution of an early cash dividend amounting to Ps.130.8 million, of which the shareholders collected Ps.0.10386124676 (Argentine Peso) per share, was approved during the annual shareholders’ meeting, held on March 31, 2011. The payment was made on April 11, 2011.

         The table below presents the dividend payment ratio and the total amount of dividends paid, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in nominal Pesos as of their respective payment date.

Year	Cash dividends	Stock dividends	Total per share
	(Ps.)	(Ps.)	(Ps.)
2004	17,895,663	—	0.0229
2005	29,000,000	—	0.0371
2006	47,000,000	—	0.0601
2007	55,721,393	—	0.0712
2008	60,237,864	—	0.0770
2009	56,000,000	—	0.0716
2010	113,000,000	—	0.0897
2011(1)	130,844,500	—	0.1039
2011(2)	117,054,600	—	0.0929

(1) Corresponds to the dividend paid on April 11, 2011.

(2) Corresponds to the dividend paid on November 21, 2011.

B. Significant changes

         Sale of a lot to GENSAR S.A.: On September 22, 2011, our subsidiary Shopping Neuquén S.A. agreed to sell and transfer to GENSAR S.A. a lot designated as Lot H with all the fixtures, buildings, and improvements built on it. This lot is part of the property located at Doctor Ramon St. unnumbered, and the National Road Nº 7, in the City of Neuquén, Province of Neuquén, Argentina, Department of Confluencia, First section, with a total area of 14,792 square meters and 68 square decimeters, the purchase price was US$ 0.4 million, paid in full.

         The property will be transferred on the condition that the buyer utilizes it to construct and operate a supermarket at its own cost and expense, in accordance with the terms and conditions agreed upon with Neuquén Municipality.

         Conversion of Alto Palermo’s Convertible Notes: On September 22, 2011, we reported that one holder of our Convertible Notes exercised its conversion rights. Hence, we issued 277,777 common shares, of nominal value pesos 0.1 (V$N 0.1) each, and cancelled Convertible Notes for an amount of US$ 9,000.

         As a result of the conversion, our capital stock increased from Ps. 125,960,841.1 to Ps. 125,988,618.8 and the amount of our outstanding shares increased from 1,259,608,411 to 1,259,886,188. On the other hand, the amount of Convertible Notes outstanding as a consequence of this conversion is US$ 31,746,502.

         Aquisition of Nuevo Puerto Santa Fe S.A. Shares: On August 18, 2011, we informed that we have fullfilled the conditions of the transaction reported by Form 6-K, dated as of June 27, 2011. In that opportunity we have reported that we had conditionally aquired from Boldt S.A. and Iverama S.L. (the “Sellers”), the fifty percent (50%) of the shares of Nuevo Puerto Santa Fe S.A., hereinafter “NPSF,” a corporation that is tenant of a building in which was built and operates a shopping center of approximately 8,000 leasable square meters (sqm), located at the Santa Fe City’s Port, Santa Fe Province and a sub-licensee as from the date hereof.

         Finally we inform that the transaction has been approved by the Administrative Entity of Puerto Santa Fe, regarding the modification of the shareholding structure of NPSF, and has not been opposed by Santa Fe Lottery Social Welfare Found “Caja de Previsión Social Lotería Santa Fe”.

         Consequently, the Company NPSF is constituted 50% by APSA and the remaining 50% by GRAINCO SA.-

         Ordinary and Extraordinary Shareholders’ Meeting of APSA: On October, 31, 2011, the Shareholders’ Meeting decided to modify the nominal value of the outstanding shares of the Company, currently Ps.0.10 for an amount of Ps.1, per share, and to settle in cash the stock fractions, if applicable, subject to the applicable law. It was also approved the allocation of an amount equal to 1% of the outstanding capital of the Company, that shall be equal to Ps.9,069,530, through an incentive plan addressed to certain employees of the Company, and the delegation of powers into the Board of Directors of the Company for the formation of an special purpose vehicle and to implement such plan, and the power to establish timing, pricing, allocation, amounts, and other, subject to applicable law.

ITEM 9.	The Offer and Listing

A. The offer and listing details

         The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

         As of June 30, 2011, our outstanding capital stock consists of 1,259,608,411 shares of common stock, Ps.0.1 face value per share. In addition, we have issued US$50.0 million of Convertible Notes. The Convertible Notes mature on July 19, 2014, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps.0.10 par value per share. The conversion rate per U.S. Dollar is the lesser amount of 3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares. As of June 30, 2011, the outstanding balance of our Convertible Notes was US$31.7 million.. See “Operating and Financial Review and Prospects—Indebtedness—Convertible Notes.”

         Our common stock has one vote per share. All of the shares of our common stock are validly issued, fully paid and non assessable.

         On May 26, 2011, our shareholders’ meeting approved by a majority of votes: (i) a capital stock increase for up to Ps. 108,000,000 through the issuance of up to 1,080,000,000 new common, book-entry shares of nominal value Ps. 0.10 each, on a one-off basis or on multiple occasions, with issue premium and entitled to one vote per share, with rights to dividends pari passu with the shares outstanding at the time of issuance, to be listed for public offering in Argentina and/or abroad, (ii) the parameters within which the board of directors shall set up the additional issue premium, subject to a stock price ranging from a minimum of not less than Ps. 25.6133 per share of nominal value Ps. 1, or US$ 25.1 per ADS, and maximum of Ps. 75.0 per share of nominal value Ps. 1, or US$ 73.4979 per ADS and (iii) delegation to the board of directors of the broadest powers to implement, place and negotiate the terms and conditions necessary to comply with the resolutions approved herein.

Price history of our stock

         Our shares are listed and traded on the BCBA under the denomination “APSA”. Each share listed on the BCBA represents 10 shares of common stock. The shares started to be listed on the BCBA on March 26, 1996. Each ADS represents 40 shares of common stock. ADSs in custody are listed and traded on the NASDAQ Global Market under “APSA”. Our ADSs were first listed on the NASDAQ on November 15, 2000, and they were issued by the Bank of New York Mellon acting as depository of the ADSs. The following chart shows, for the period indicated, the maximum and minimum closing listed prices of our shares on the BCBA and of our ADSs on the NASDAQ.

	Bolsa de Comercio de Buenos Aires			NASDAQ
		Ps. Per 10 shares			US$ Per ADS
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2006
1st Quarter	19,164	6.90	5.90	38,946	10.82	8.01
2nd Quarter	130,559	7.05	6.20	29,321	10.45	8.05
3rd Quarter	279,107	7.05	6.25	145,703	9.58	7.80
4th Quarter	37,274	6.80	5.45	109,101	9.35	7.88
Annual	466,104	7.05	5.45	323,071	10.82	7.80

Fiscal Year 2007
1st Quarter	24,611	7.50	6.75	47,364	10.26	7.65
2nd Quarter	70,914	9.50	7.90	100,541	13.40	10.00
3rd Quarter	83,596	11.30	8.90	226,980	14.63	12.10
4th Quarter	119,982	16.30	10.00	116,398	22.00	13.30
Annual	299,103	16.30	6.75	491,283	22.00	7.95

Fiscal Year 2008
1st Quarter	88,360	15.90	13.50	79,063	21.65	16.07
2nd Quarter	134,460	15.50	12.25	61,473	19.50	15.40
3rd Quarter	24,304	13.00	11.90	26,824	16.30	11.00
4th Quarter	685,910	12.50	10.50	28,353	17.00	11.90
Annual	933,034	15.90	10.50	195,713	21.65	11.00

Fiscal Year 2009
1st Quarter	5,462	10.70	9.00	12,908	14.00	8.00
2nd Quarter	39,982	10.40	6.25	38,315	9.79	3.96
3rd Quarter	11,093	9.90	8.80	39,821	5.98	2.99
4th Quarter	34,990	9.70	9.00	10,165	5.95	4.10
Annual	91,527	10.70	6.25	101,209	14.00	2.99

Fiscal Year 2010
1st Quarter	53,033	6.30	4.25	15,667	6.60	5.30
2nd Quarter	39,982	10.40	6.25	68,980	10.49	5.50
3rd Quarter	36,182	9.90	8.50	35,397	10.83	8.31
4th Quarter	55,535	9.70	8.50	55,931	11.00	8.50
Annual	184,732	10.40	4.25	175,975	11.00	5.30

Fiscal Year 2011
1st Quarter	108,416	9.70	8.50	46,601	10.94	8.50
2nd Quarter	149,126	16.50	9.70	235,469	18.00	10.02
3rd Quarter	60,019	17.50	13.80	86,673	17.20	13.25
4th Quarter	167,940	26.40	14.20	264,212	24.20	13.40
Annual	485,501	26.40	8.50	632,955	24.20	8.50

Fiscal Year 2012
1st Quarter	18,037	23.00	17.50	248,393	22.77	14.20
September 2011	5,374	20.00	17.50	96,773	19.17	14.20
October 2011	9,626	19.00	15.60	48,950	15.23	13.70
As of November 28, 2011	19,080	18.00	14.10	100,536	13.87	12.30

Source: Bloomberg

         Due to the aggregate ownership of approximately 94.9% as of June 30, 2011 by our principal shareholder, the liquidity of our shares is restricted and may frequently cause our stock not to be traded daily.

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

Securities Exchanges in Argentina

         There are 12 securities exchanges in Argentina. The principal exchange for the Argentine securities market is the Buenos Aires Stock Exchange, which handles approximately 99% of all equity trading in the country.

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

         The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

         Information regarding the Buenos Aires Stock Exchange

	As of June 30,
	2010	2011
Market capitalization (Ps.billion)	1,607.88	1,593.19
Average daily trading volume (Ps.million)	45.59	52.83
Number of listed companies	105	106

         Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

         As of June 30, 2011, approximately 106 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2011, approximately 8.44% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

         The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 34% increase in 2006, a 2.93% increase in 2007, a 0.59% increase in 2008, a 102.98 % increase in 2009, a 47.77 % increase in 2010 and a 4.62% decrease in the first six months of 2011. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

NASDAQ Stock Market

         Our ADSs are listed and traded in the NASDAQ Global Market under the trading symbol “APSA”.

D. Selling Shareholders

         This section is not applicable.

E. Dilution

         This section is not applicable.

F. Expenses of the Issue

         This section is not applicable.

ITEM 10.	Additional Information

A. Share Capital

         This section is not applicable.

B. Memorandum and Articles of Association

Our corporate purpose

         Our legal name is “Alto Palermo S.A. (APSA)”. We were organized and incorporated on August 29, 1889 under Argentine law as a stock corporation (Sociedad Anónima or S.A.). Our by-laws were registered in the public registry of commerce of the city of Buenos Aires, currently named the Superintendence of Corporations (Inspección General de Justicia) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Article 4 of our bylaws defines our corporate purpose as follows:

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

         On October 31, 2003 in an annual ordinary and extraordinary meeting we decided not to adhere to the Optional Statue of Public Offerings of Compulsory Acquisition ( Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria ) established by Decree No. 677/2001. Therefore, shareholders decided to incorporate said provision under section 1 of our bylaws.

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

Ownership threshold above which ownership should be disclosed

         The Comisión Nacional de Valores regulations require that transactions, which cause a person’s holdings of capital stock of a registered Argentine company, to equal or exceed 5% of the voting power, should be immediately notified to the Comisión Nacional de Valores . Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

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

D. Exchange Controls

         Foreign Currency Regulation

         All transactions involving the purchase of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the Central Bank supervises the purchase and sale of foreign currency. Under Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 3471, as amended, the Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

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

         Under Decree No. 616/2005, as amended, the Argentine government imposed certain restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market, including that inflowing new indebtedness and debt renewals by persons domiciled abroad must be agreed and cancelled within periods not shorter than 365 calendar days, irrespective of the method of payment. Additionally, such debt may not be prepaid before the lapse of such period. Such restrictions do not apply to (i) foreign trade financing, or (ii) primary public offering of equity or debt instruments issued under the public offering procedure and listed on self-regulated markets.

         A registered, non-transferable and non-interest bearing deposit must be kept in Argentina for a period of 365 calendar days, in an amount equal to 30% of any inflow of funds into the domestic exchange market arising from (i) foreign debt (excluding foreign trade); and (ii) purchase of interests in Argentine companies that are not listed on self-regulated markets, except for direct investments and other transactions that may result in the inflow of foreign currency, or in indebtedness of a resident towards a nonresident. However, primary debt offerings by means of public offerings which are listed on a self-regulated market are exempted from such requirements.

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

         Exchange Transactions Inquiry Program

         On October 28, 2011, the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, “AFIP”) established an Exchange Transactions Inquiry Program (“Inquiry Program”) through which the entities authorized by the Central Bank to deal in foreign exchange must inquire and register through an IT system the total peso amount of each exchange transaction at the moment it is closed.

         All foreign exchange sale transactions, whether involving foreign currency or banknotes, irrespective of their purpose or allocation, are subject to this inquiry and registration system, which determines whether transactions are “Validated” or “Inconsistent”.

         In the case of sales of foreign exchange (foreign currency or banknotes) for the formation of off-shore assets by residents without the obligation of subsequently allocating it to specific purpose, entities authorized to deal in foreign exchange may only allow transactions through the MULC by those clients who have obtained the validation and who comply with the rest of the requirements set forth in the applicable foreign exchange regulations. The following are exempted from the Inquiry Program, among others: a) international agencies and institutions that act as official export credit agencies, diplomatic and consular offices, bilateral agencies established under International Treaties; and b) local governments.

         Sales of foreign exchange other than for the formation of off-shore assets by residents without a specific purpose are also exempted from the Inquiry Program.

         Other regulations applicable to outflow of capital

         Purchase of foreign currency for the formation of off-shore assets for their subsequent allocation to specific purposes

1.	Individuals and legal entities domiciled in Argentina are authorized to purchase foreign currency without any limitation for the purpose of making direct investments abroad involving the production of non-financial goods and services, always provided that certain conditions are met (Communication “A” 5236, item 4.1).
2.	Individuals who are Argentine residents, legal entities organized in Argentina and trusts set up with contributions from the national public sector are authorized to purchase up to US$ 2,000,000 per month and to transfer those funds abroad (for the following purposes: real estate investments abroad, loans to nonresidents, contributions by residents of direct investments abroad, off-shore portfolio investments by individuals, other off-shore investments by residents, off-shore portfolio investments by legal entities, purchase of foreign banknotes to be held in Argentina and purchases of traveler checks, and donations) always provided that the following requirements (Communication “A” 5236, item 4.1) are met:

A. The entities authorized to deal in foreign exchange previously inquire and register the transaction through the Inquiry program and the transaction is “Validated”.

B. The foreign currency purchased is not allocated to the purchase in the over-the-counter market of securities issued by residents or representing them, or issued by nonresidents and traded in Argentina. The previous consent is required when such allocation is effected by settling the purchase within twenty (20) business days following the date of access to the MULC.

C.  Annual purchases in excess of US$ 250,000:

a.	Individuals: the broker entity must verify that the funds applied to the amounts purchased do not exceed the sum of:
i.	the assets reported as investments in local financial assets and cash holdings in local currency as reflected in the most recent personal asset return that has become due;
ii.	the proceeds from the realization in Argentina, in local currency, of the actual recordable assets and foreign banknotes consistent with the tax return and income for the period;
iii.	income accrued during the calendar year that has been subject to income tax withholdings,
96

iv.	gains accrued during the year from financial assets not subject to income tax; and
v.	inheritance amounts received during the year.
b.	Legal Entities: the broker entity must verify that the sum of the funds allocated to foreign currency purchases for these purposes does not exceed:
i.	The amount of the accounting shareholders’ equity as of the closing of the last fiscal year previously ended,
ii.	less investments made as of such date in off-shore assets, local deposits in foreign currency, interests in other local companies, distributions of profits and dividends approved before the balance sheet’s closing date,
iii.	plus income accrued after the fiscal year’s closing date and sales in the local market of foreign banknotes.

         Purchase of foreign currency for the formation of off-shore assets for subsequent allocation to specific purposes

1.	The US$ 2,000,000 monthly limit for making transfers abroad may also be exceeded to the extent that:
A.	The proceeds and income derived therefrom are allocated within thirty (30) calendar days as from the date of access to the MULC to the payment of:
a.	principal and interest payments of foreign financial indebtedness;
b.	debts for Argentine imports of goods;
c.	profits and dividends;
d.	Argentine direct investments abroad.
B.	The maximum amount of off-shore assets that may be held is as follows:
a.	imports of goods: no limit;
b.	repayment of financial indebtedness: principal and interest payments to be made abroad that fall due over the next 365 days;
c.	profits and dividends: the higher of
i.	the amount paid under this item to nonresidents and ADRs during the previous year, or
ii.	the cumulative outstanding amount of income recorded in fiscal years for which audited closed annual or quarterly financial statements are available, that should be allocated to payments to nonresidents and ADRs.
d.	Argentine direct investments abroad: the U.S. dollar equivalent to 30% of the Shareholders’ Equity after deducting the book value of equity interests in Argentine and foreign companies and other off-shore portfolio investments, as reflected in the most recent annual financial statements.
C.	The funds used for accessing the exchange market for forming off-shore assets to be allocated to the payment of profits and dividends and direct investments abroad must not have as funding sources foreign financial indebtedness.
2.	Sales of foreign exchange to nonresidents (tourism and travel) are subject to the Central Bank’s previous consent, unless the following conditions are met:
A.	evidence is given that a smaller amount of foreign currency than the one intended to be purchased previously entered through the MULC during the nonresident’s period of stay in Argentina;
B.	the original foreign exchange certificate through which the foreign currency entered is produced;
C.	an equivalent to US$ 5,000 per client and per period of stay in Argentina is not exceeded.

         Payment of principal for foreign financial indebtedness

         Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Central Bank and which have restructured their debt with foreign creditors (Decree No. 739/2003 and Communication “A” 3940 of the Central Bank).

         Payment of profits and dividends abroad

         As of January 8, 2003, Argentine companies may transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank (Communication “A” 3859, item 3).

         Direct Investment Reporting System

         Direct Investments made in Argentina by nonresidents

         Under Communication “A” 4237, the Central Bank established a reporting system in connection with direct investments and real estate investments made by nonresidents in Argentina and by residents abroad.

         Nonresidents must comply with the above mentioned reporting system if the amount of the investment in Argentina reaches or exceeds US$ 500,000 million. If no such amount is reached, the reporting system is optional.

         Direct investments made outside Argentina by Argentine residents

         Argentine residents are required to meet the reporting system set forth in Communication “A” 4237 every year if the value of their investments abroad reaches or exceeds US$1.0 million, and every semester if it reaches or exceeds US$ 5.0 million. If the value of such investments abroad does not reach US$1.0 million, compliance with the reporting system is optional.

         Foreign indebtedness and portfolio investments

         The following describes some of the current regulations imposed by the Central Bank with respect to registration, disbursement, payment of principal and interest and prepayments, among other measures:

A.	Reporting system. The Central Bank must be informed by a debtor of any foreign indebtedness it incurs and must validate it in accordance with Communication “A” 3602 in order to enable such debtor to purchase foreign currency in the local foreign exchange market for the purpose of making the principal and interest payments under such foreign indebtedness.
B.	Disbursements. Proceeds received from foreign indebtedness must be settled in the Argentine foreign exchange market within 365 days of the date of disbursement of the funds. The free disposition of these funds is currently subject to certain restrictions pursuant to Decree No. 616/2005.
C.	Interest Payments. Foreign currency necessary to pay interest on foreign indebtedness can be purchased:
a.	up to 15 days in advance of the relevant payment date;
b.	to pay interest accrued within the current interest period; or
c.	to pay interest accrued during the period between the date of disbursement of the funds and the date of settlement of the foreign currency in the MULC; provided that the amount of foreign currency so purchased through the MULC is equal to the amount resulting from the difference between the interest accrued on the relevant foreign indebtedness and the earnings derived from the placement of the funds abroad, proof of which must be presented to the Central Bank by the debtor.
D.	Principal Repayments. Foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:
a.	within 30 calendar days prior to the stated maturity of the applicable obligation; provided that the funds disbursed under such obligation have remained in Argentina for at least 365 days; or
b.	with the anticipation required from an operating standpoint in order to pay to the creditor at maturity, in case of principal installments the payment of which depends on the satisfaction of specific conditions expressly contemplated in foreign refinancing agreements executed and implemented with foreign creditors as from February 11, 2002, the date the MULC became effective.
E.	Principal Prepayments. The foreign currency required to prepay principal on foreign indebtedness may be acquired to make partial or full payments more than 30 days prior to the stated maturity of the relevant obligation, provided that (x) the funds disbursed under the debt facility have remained in Argentina for at least 365 days; (y) the amount in foreign currency to be prepaid does not exceed the current value of the portion of the debt being prepaid or the prepayment shall be fully offset with new external financing, the present value of which shall not exceed the value of the debt being prepaid and (z) if the prepayment is made as part of a restructuring process with foreign creditors, the terms and conditions of the new financing and the corresponding prepayment must not result in an increase in the present value of the debt being refinanced.

         For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of Decree 616/2005, Resolution No. 365/2005 of the Ministry of Economy and Production and Criminal Exchange Law No. 19,359, as well as the relevant regulations and supplementary provisions. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Central Bank (http://www.bcra.gob.ar).

         Money Laundering

         Argentine Law No. 25,246, as amended, penalizes money laundering as a crime under the Argentine Criminal Code. Money laundering is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) $50,000.

         In addition to amending several sections of the Argentine Criminal Code, the law created the Financial Information Unit (“UIF”), within the purview of the Argentine Ministry of Justice, Security and Human Rights, in order to prevent money laundering arising from the criminal actions and terrorism financing.

         The UIF has been vested with powers to, among other things, request reports, documentation, and background information as well as any other item it may deem useful in the discharge of its duties from any national, provincial and/or municipal governmental organization, individuals, and legal entities, in the public and private sector, all of whom shall be obligated to furnish such information if requested to do so.

         The UIF has the authority to impose the penalties prescribed by Chapter IV of Law No. 25,246 and to rely on the Argentine General Attorney’s Office for petitioning to judges to search and seize documentation and other items useful to an investigation from individuals and public or private venues. Within the framework of the analysis of suspicious transaction reports, the individuals listed in Section 20 of Law No. 25,246 may not invoke statutory or contractual confidentiality duties nor may they invoke the protection afforded by the duty of confidentiality applicable to banking transactions, stock exchange trades and/or professional confidentiality against the UIF.

         UIF’s Resolution No. 33/11, dated February 4, 2011, explained the measures and procedures that the parties under a reporting duty must observe to prevent, detect, and report the facts, acts, transactions, or omissions that could result in the money laundering and terrorism financing. Furthermore, this resolution repealed UIF’s Resolution No. 3/2002, thereby clarifying and reforming rules and regulations that apply, among other things, to the definition of “customer,” the information to be requested and the measures for identifying customers that are to be implemented by the parties under a reporting duty, documentation retention guidelines, the safeguards that must be in place in reporting suspicious transactions, and the policies and procedures aimed at preventing money laundering and terrorism financing. Resolution No. 33/11 also describes the transactions or behaviors which, through their mere occurrence or threatened occurrence in isolation, do not amount to a suspicious transaction. Due to the examples of transactions that might be used for laundering assets arising from crimes and from terrorism financing, the existence of one or more of the factors described will be considered an indication that the transaction warrants further analysis.

         In addition, Chapter XXII of the Argentine Securities Commission’s (“CNV”) Rules refers to the UIF’s guidelines to decide whether intermediary subjects, including the individuals or legal entities acting as placement agents for all primary issuances of securities, are allowed to open or maintain accounts. These customer identification guidelines must be reinforced in the case of political persons.

         In turn, Section 1 of Chapter XXII, entitled “Prevention of Money Laundering and Terrorism Financing” of the CNV’s rules and regulations sets forth that in the following scenarios, the procedures to open and maintain customer accounts must conform with the UIF’s rules and regulations:

a) Stock brokers and brokerage houses that are neither financial entities as defined by Law No. 21,236 nor registered in self-regulated markets in the terms of Section 8 of Chapter XVII – “Secondary public offering” of the CNV’s rules and regulations;

b) Stock brokers and brokerage houses registered with futures and options markets when they are not financial entities as defined by Law No. 21,236;

c) Exchanges with no associated securities markets;

d) Mutual funds’ managing companies, securities depositories, placement agents and/or any other type of intermediary, be them individuals or legal entities that could exist in the future;

e) Individuals and/or legal entities who either own or are directly or indirectly related to, trust, trustor and trustee accounts by virtue of trust indentures;

f) Individuals and/or legal entities who take part as placement agents in all primary issuances of securities, which must comply with these rules and regulations and with the requirements laid down by the UIF as applicable

         Additionally, the parties mentioned above must conform to the provisions of these CNV rules and regulations and meet the requirements imposed by UIF.

         By virtue of its General Resolution No. 547/09, the CNV approved its “Guide of Unusual or Suspicious Transactions in the Sphere of the Capital Markets” (Money Laundering and Terrorism Financing) to supplement the UIF’s general rules and regulations applicable to that sector. In connection with issuers, the CNV rules mandate that all persons, whether individuals or legal entities, making either capital contributions, irrevocable capital contributions pending future capital stock issuances, or significant loans must be identified regardless of whether they are shareholders at the time of making such contributions or loans. Furthermore, all other requirements imposed by either CNV and the UIF must be met.

         In its Resolution No. 554/09, CNV sets forth that “the parties within the scope of the CNV’s jurisdiction and included in Sections 1, 3, 4 and 5 of this Chapter are only authorized to proceed with the transactions therein enumerated within the public offering regime when these transactions are conducted or ordered by parties organized, domiciled or residing in dominions, jurisdictions, territories or associated States that are not included in the list under Executive Order No. 1344/98 that regulates the Argentine Income Tax Law No. 20,628 as subsequently modified and as published by UIF in its webpage.

In the case of firms organized, domiciled or residing in dominions, jurisdictions, territories or associated states not included in the list mentioned in the preceding paragraph who are, in their respective home jurisdictions, intermediaries registered with a self-regulated entity overseen by an agency that discharges functions similar to those discharged by CNV in Argentina, transactions in the framework of the public offering regime as listed in Sections 1, 3, 4 and 5 of this Chapter may only be conducted if these firms furnish evidence that the relevant agency in their home jurisdiction has executed a memorandum of understanding for cooperation and exchange of information with CNV.

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
99

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

         As used herein, the term “U.S. Holder” means a beneficial owner of shares or ADSs that is for United States federal income tax purposes:

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

         Distributions on Shares or ADSs

         Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of distributions on the shares or ADSs (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes, if any) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of shares, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

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

         Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you have held ADSs or shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or shares.

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

         Passive Foreign Investment Company Rules

         Based on the current and projected composition of our income and valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2011, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

         If we are a PFIC for any taxable year during which you hold our shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the shares or ADSs will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the shares or ADSs, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

         If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Under proposed Treasury regulations, mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

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

Argentine Taxation

         Below is a summary of key tax issues related to Argentina on the acquisition, ownership and disposition of shares or ADSs. This summary is not a complete analysis or listing of all issues or possible tax consequences that may be of interest to holders of shares or ADSs, and is for illustrative purposes only and is based on the applicable Argentine laws and their respective regulations to the date of filing with the SEC’s request for authorization for public offering. However, there is no guarantee that the courts and tax authorities responsible for the administration of such laws will agree with this interpretation or that there will not be a change in those laws or the interpretation thereof by courts or authorities referred to. Therefore we recommend to all potential interested parties to consult their own tax advisors regarding the tax consequences in their particular circumstances of the transactions contemplated in this annual report under the laws and regulations of any relevant tax jurisdiction.

         The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the shares or the ADSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina and (iv) a permanent business establishment in Argentina owned by a foreign entity and (v) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this annual report, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.
         PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

         Income tax of Dividends

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

         Argentine companies

         Capital gains obtained by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to income tax at the rate of 35%.

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

         Personal Assets Tax

         Law No. 25,585, issued on April 24, 2002 and published in the Official Gazette on May 15, 2002 (and applicable to personal assets held as of December 31, 2002) introduces amendments to Law No. 23,966 and imposes the personal assets tax on shares and ADSs held by individuals and undivided estates domiciled or located in Argentina or abroad and legal entities not domiciled in Argentina, separately from other assets.

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

         Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2010. There can be no assurance that in the future this tax will be absorbed by us.

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

         Transfer Taxes

         There are no taxes levied on the sales and/or transfers of shares or ADSs. Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee.

         Notwithstanding the foregoing, at the provincial level, the Province of Buenos Aires passed Law No. 14,044 whereby it imposed a tax on the gratuitous transmission of property, effective as from January 1, 2010, whose basic features are as follows:

•	The tax on gratuitous transmission of property is applicable to any enrichment resulting from transmissions made for no consideration, including: inheritances, legacies, donations, inheritance advance payments or any other event that implies a gratuitous monetary enrichment.
•	The tax on gratuitous transmission of property is payable by individuals and artificial persons that are beneficiaries of a gratuitous transmission of property.
•	For taxpayers domiciled in the Province of Buenos Aires, the tax on gratuitous transmission of property is applicable over the total amount of the gratuitous enrichment, in respect of property situated both in and outside of the Province of Buenos Aires. Instead, for taxpayers domiciled outside of the Province of Buenos Aires, the tax on gratuitous transmission of property is applicable only over the gratuitous enrichment resulting from the transmission of such property as is situated within the Province of Buenos Aires.
•	The following property, among others, is deemed situated in the Province of Buenos Aires (i) securities and shares of stock, membership or equity interests and other negotiable instruments representing capital stock, issued by governmental or private entities and companies domiciled in the Province of Buenos Aires; (ii) securities, shares of stock and other negotiable instruments issued by private entities or companies domiciled in a different jurisdiction that were physically situated in the Province of Buenos Aires at the time of their transmission; and (iii) securities, shares of stock and other negotiable instruments representing capital stock or its equivalent issued by entities or companies domiciled in another jurisdiction which are also physically situated in another jurisdiction, in proportion to the issuers’ assets situated in the Province of Buenos Aires.
•	Gratuitous transmissions of property are exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than $ 3,000,000.
•	Step-up rates from 5% to 10.5% have been established, based on the degree of kinship and taxable base involved.

         The gratuitous transmission of common shares or ADSs could be subject to the tax on gratuitous transmission of property to the extent that it forms part of gratuitous transmissions of property made for an aggregate amount in excess of $ 3,000,000, excluding deductions, exemptions and exclusions.

         As regards the existence of taxes on conveyances of property without valuable consideration in the remaining provincial jurisdictions, an analysis must be conducted based on the legislation of each province in particular.

         Court and Other Taxes

         In the event that it becomes necessary to institute legal actions in relation to the shares or ADSs in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

         No Argentine tax is imposed on the deposit or withdrawal of shares in exchange for ADSs. Other than the taxes discussed above, no other Argentine taxes are applicable to an investment in shares or ADSs. At present, there is no national tax specifically applicable to the transfer of securities.

         Treaties to avoid double taxation

         Argentina has entered into treaties to avoid double taxation with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States.

F. Dividends and Paying Agents

         This section is not applicable.

G. Statement by Experts

         This section is not applicable.

H. Documents on Display

         We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and www.sec.gov. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.apsacc.com.ar . You may request a copy of these filings at no cost, by writing to: finanzas@altopalermo.com.ar or calling the office at +54(11) 4323-7440.

I. Subsidiary Information

         This section is not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

         Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial market prices and interest rates. In the normal course of business, we are exposed to interest rate and exchange rate risks, primarily related to changes in exchanges and interest rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory or credit risks are not included in the following assessment of our market risks.

Interest Rate Risk

         Our exposure to market risk associated with changes in interest rate risk is limited to the exposure related to our current investments and floating rate debt.

         The primary objective of our investment activities is to preserve capital while maximizing yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

         Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, our investment income may fall short of expectations or we may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold.

         As of June 30, 2011, we had current investments of Ps.105.3 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

         We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term, medium-term and long-term debt used to maintain liquidity and funding for our business operations.

         As of June 30, 2011, our medium and long term debts consisted of the following:

•	Convertible Notes;
•	Series I and Series II Notes.

         On May 11, 2007, Alto Palermo issued two new series of notes in an aggregate principal amount of US$170 million. Series I consists of US$120 million of notes due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year, commencing on November 11, 2007. The Series I notes mature in a single installment on May 11, 2017.

         As of June 30, 2011, the fair market value in pesos equivalent of the Series I Notes was Ps.483.95 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 4.2% in the fair market value of the Series I Notes. A rise of 1% in the Pesos / dollars exchange rate would result in a Ps.4.9 million change in the Peso equivalent of our debt face value and increase our interest expenses by Ps.0.4 million annually.

         Series II consists of Ps.154 million (equivalent to US$50 million) of notes which mature in seven, equal and consecutive semi-annual installments commencing on June 11, 2009, and which accrue interest at 11% per annum, payable on June 11 and December 11 of each year commencing on December 11, 2007. As of June 30, 2011, the fair market value of Series II was Ps.41.10 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate levels would result in a decrease of 0.5% in the fair market value of the Series II Notes.

         Our current debt expenses are not sensitive to changes in the general level of interest rates because they are determined by fixed interest rates.

         The following table presents principal cash flows and related weighted average interest rates by expected maturity dates for our debt obligations:

	As of June 30, 2011
	Expected contractual maturity date (8)
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total	Fair Value (7)	Average Interest Rate

	(U$S In millions)
Significant liabilities
Fixed rate debt (US$):
Principal payment and accrued interest(1)	1.4		31.8			33.2		10
Principal payment and accrued interest(2) (6)	1.3				120	121.3	117.75	7.88
Fixed rate debt (Ps.) (3):
Principal payment and accrued interest(4) (6)	10.0					10.0		11
Variable rate debt (Ps.):
Principal payment and accrued interest(5)	13.5					13.5		Float
(1)	Corresponds to Convertible Notes. See “Operating and Financial Review and Prospects—Indebtedness—Convertible Notes.”
(2)	Corresponds to the series I notes due 2017. Debt issuance cost not included.
(3)	Dollar-denominated loans were converted to Pesos at an exchange rate of Ps.4.110 per U.S. Dollar.

(4)	Corresponds to the series II notes due 2012.

(5)	Corresponds to short term bank loans.
(6)	Repurchased notes have not been deducted.
(7)	Includes accrued interest.
(8)	Seller financing not included.

         As a matter of policy, from time to time, we use derivative instruments to minimize our financing costs. However, there can be no assurance that such risks can be managed in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for trading or speculative purposes.

Foreign Exchange Exposure

         We transact our business primarily in Pesos. Accordingly, our earnings are subject to exposure from adverse movements in currency exchange rates primarily related to our U.S. Dollar denominated debt. Historically, volatility in exchange rates has been caused by currency devaluation, among other factors. Most of these factors have occurred at various times in the last two decades in Argentina.

         The Convertible Notes (due 2014) and the Series I Notes due 2017 are denominated in U.S. Dollars. Currently all of our revenues are derived from our operations in Argentina and foreign exchange volatility will probably affect our Peso-denominated revenues, making it more burdensome for us to pay our U.S. Dollar-denominated debt.

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

         Due to the fact that our income stream is mostly in Pesos our exposure to foreign exchange risk is derived from our liabilities. As of June 30, 2011, a portion equivalent to 87.4% of our financial indebtedness was denominated in U.S. Dollars.

         On the basis of our balance sheet as of June 30, 2011, we estimate that any variation in the exchange rate above or below Ps 0.10 against the U.S. Dollar would cause a variation of approximately Ps.15.7 million in our consolidated financial indebtedness.

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

         The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2010 for an amount of US$53,500.

         The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

         We agree to pay the fees, reasonable expenses and out-of-pocket charges of the depositary and those of any registrar only in accordance with agreements in writing entered into between the Depositary and us from time to time. The Depositary shall present its statement for such charges and expenses to us once every three months. The charges and expenses of the custodian are for the sole account of the Depositary.

         The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of US$5.00 or less per 100 ADS (or portion), (6) a fee of US$0.02 or less per ADS (or portion) for any cash distribution made pursuant to the deposit agreement including, but not limited to, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

         This item is not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

         This item is not applicable.

ITEM 15.	Controls and procedures

A. Disclosure Controls and Procedures.

         We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2011. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2011.

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

         Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2011, our internal control over the financial reporting was effective.

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

D. Changes in Internal Control Over Financial Reporting

         During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

B. Code of Ethics

         We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted in our website www.apsacc.com.ar . On July 25 2005, our Code of Ethics was amended by our board of directors. The amendment was reported in a report on Form 6-K on August 1, 2005.

         If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provision we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next annual report and we will post it in our website.

C. Principal Accountant Fees and Services.

Audit Fees

         During fiscal years ended June 30, 2011 and 2010, we were billed for a total amount of Ps.1.3 million and Ps. 1.9 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

         During fiscal years ended June 30, 2011 and 2010, we were billed for a total amount of Ps. 0.4 million and Ps. 0.4 million, respectively, for professional services rendered by our principal accountants related to the performance of the audit or review of our financial statements, not included in the Audit Fees category, such as internal control reviews.

Tax Fees

         During both fiscal years ended June 30, 2011 and 2010, we were billed for a total amount of Ps. 0.02 million and Ps. 0.03 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

         During fiscal year ended June 30, 2011 and 2010, we were billed for a total amount of Ps. 0.1 million and Ps.0.07 million for other professional services rendered by our principal accountants.

D. Exemption from the Listing Standards for Audit Committees

         This section is not applicable.

E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

         There were no repurchases of shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2009, 2010 and 2011.

F. Change in Registrant´s Certifying Account.

         This section is not applicable.

G. Corporate Governance.

Compliance with NASDAQ Listing Standards on Corporate Governance

         Significant differences between our corporate governance practices and U.S. companies’ practices under NASDAQ Rules:

         Our corporate governance practices are governed by the applicable Argentine law; particularly, the Business Companies Law, Decree N°677/01 and the Standards of the Comisión Nacional de Valores , as well as by our bylaws. We have securities that are registered with the Securities and Exchange Commission (the “SEC”) and are listed on the NASDAQ Stock Market (the “NASDAQ”), and is therefore subject to corporate governance requirements applicable to NASDAQ-listed non-US companies (a “NASDAQ-listed” company).

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
Rule 5250(d) - Distribution of Annual and Interim Reports.

In lieu of the requirements of Rule 5250(d), we follow Argentine law, which requires that companies make public an annual report in Spanish, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange ( Bolsa de Comercio de Buenos Aires ), within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires within 42 calendar days of the end of each fiscal quarter. The Bolsa de Comercio de Buenos Aires publishes the annual reports and interim reports in the BCBA bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the Securities and Exchange Commission (the “SEC”). We also post the English language translation of our annual reports and quarterly press releases on its website. Furthermore, under the terms of the Deposit Agreement, dated November 10, 2000, among us, The Bank of New York, as depositary, and owners of ADS issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of their annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

Rule 5605(b)(1) - Majority of Independent Directors.	In lieu of the requirements of Rule 4605(b)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as us must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores .

Rule 5605(b)(2) - Executive Sessions of the Board of Directors.	In lieu of the requirements of Rule 5605(b)(2),we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the Board of Directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics) which is responsible for monitoring the legality of our actions under Argentine law and the conformity thereof with its by-laws.

Rule 5605(d)(B) - Compensation of Officers.	In lieu of the requirements of Rule 5605(d)(B), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for our directors or managers.

Rule 5605(e) - Nomination of Directors.	In lieu of the requirements of Rule 5605(e), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

Rule 5605(c)(1) - Audit Committee Charter.	In lieu of the requirements of Rule 5605(c)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of our audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee’s charter.

Rule 5605(c)(2) - Audit Committee Composition.	Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, Although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named designated a financial expert in accordance with the relevant SEC rules on the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our
109

NASDAQ Standards for U.S. companies	Alto Palermo’s Corporate Practices
board of directors and the conformity of such actions with our by-laws.

Rule 5620(c) - Quorum.	In lieu of the requirements of Rule 4350(f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote.

Rule 5620(b) - Solicitation of Proxies.7	In lieu of the requirements of Rule 5620(b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the Comisión fiscalizadora, manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 5630(s) - Conflicts of Interest	In lieu of the requirements of Rule 5630(a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps. 300,000). Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with our interests. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

PART III

ITEM 17.	Financial Statements

         We have responded to Item 18 in line of responding to this Item.

ITEM 18.	Financial Statements

         Reference is made to pages F-1 through F-100.

ITEM 19.	Exhibits
111

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

2.1*	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.

2.4*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of our 14.875% Notes due 2005.

2.5****	Indenture dated May 11, 2007, between us as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

4.1**	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.

4.2****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007

4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

4.5	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.

8.1	List of Subsidiaries

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982).
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File No. 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 30, 2008.
******	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2009.
112

SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

.2 ALTO PALERMO S.A. (APSA)
.3
/s/ Matias I. Gaivironsky
Matias I. Gaivironsky
Chief Financial Officer

Date: December 13, 2011

113

Alto Palermo S.A. (APSA)

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Alto Palermo S.A. (APSA)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders´ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries (the “Company”) at June 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements.

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

F-2

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & Co. S.R.L.

By                                             (Partner)

Norberto Fabián Montero

Buenos Aires, Argentina
December 13, 2011

F-3

Alto Palermo S.A. (APSA)
Consolidated Balance Sheets
as of June 30, 2011 and 2010
(In thousands of Argentine Pesos, except as otherwise indicated)

	2011		2010
ASSETS
Current Assets
Cash and banks (Notes 4.a and 15.f)	Ps.	24,620	Ps.	27,284
Other investments, net (Notes 4.b and 15.f)		150,328		162,448
Accounts receivable, net (Notes 4.c and 15.f)		200,404		322,663
Other receivables and prepaid expenses, net (Notes 4.d and 15.f)		96,307		70,170
Inventory, net (Notes 4.e and 15.e)		35,570		14,297
Total current assets		507,229		596,862
Non-Current Assets
Accounts receivable, net (Notes 4.c and 15.f)	Ps.	562	Ps.	25,572
Other receivables and prepaid expenses, net (Notes 4.d and 15.f)		59,681		117,240
Inventory, net (Notes 4.e and 15.e)		26,753		7,644
Fixed assets, net (Note 15.a)		1,504,230		1,529,571
Other investments, net (Notes 4.b and 15.f)		212,476		167,682
Intangible assets, net (Note 15.b)		42,226		53,502
Subtotal		1,845,928		1,901,211
Negative goodwill, net (Note 15.c)		(27,179)		(13,523)
Total non-current assets		1,818,749		1,887,688
Total Assets	Ps.	2,325,978	Ps.	2,484,550
LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f and 15.f)	Ps.	83,830	Ps.	225,335
Short-term debt (Notes 4.g and 15.f)		121,615		204,303
Salaries and social security payable (Note 4.h)		24,061		25,692
Taxes payable (Note 4.i)		102,053		76,842
Customer advances (Notes 4.j and 15.f)		131,011		91,239
Other liabilities (Notes 4.k and 15.f)		56,217		35,585
Total debts		518,787		658,996
Provisions (Notes 4.l and 15.d)		267		1,743
Total current liabilities	Ps.	519,054	Ps.	660,739

Non-Current Liabilities
Trade accounts payable (Note 4.f)	Ps.	47	Ps.	23,368
Long-term debt (Notes 4.g and 15.f)		615,503		678,145
Taxes payable (Note 4.i)		26,902		48,676
Customer advances (Notes 4.j and 15.f)		95,021		89,164
Other liabilities (Notes 4.k and 15.f)		11,467		15,242
Total debts		748,940		854,595
Provisions (Notes 4.l, 15.d and 15.f)		12,829		7,913
Total non-current liabilities		761,769		862,508
Total Liabilities		1,280,823		1,523,247
Minority interest		138,202		132,343
SHAREHOLDERS’ EQUITY		906,953		828,960
Total Liabilities and Shareholders’ Equity	Ps.	2,325,978	Ps.	2,484,550
The accompanying notes are an integral part of these consolidated financial statements. F-4

Alto Palermo S.A. (APSA)
Consolidated Statements of Operations
for the years ended June 30, 2011, 2010 and 2009
(In thousands of Argentine Pesos, except as otherwise indicated)

	2011		2010		2009

Revenues	Ps.	856,468	Ps.	784,873	Ps.	642,565
Costs (Note 15.e)		(257,760)		(258,832)		(238,517)
Gross profit		598,708		526,041		404,048
Selling expenses (Note 15.g).		(68,440)		(162,739)		(206,958)
Administrative expenses (Note 15.g)		(76,308)		(81,434)		(60,851)
Net income (loss) from retained interest in securitized receivables		4,707		37,470		(46,012)
Gain from recognition of inventories at net realizable value		14,964		1,162		- -
Operating income		473,631		320,500		90,227
Gain on equity investees (i)		9,117		- -		- -
Amortization of goodwill, net (Note 15.c)		1,883		(1,645)		(1,531)
Financial results, net (Note 7)		(107,144)		(112,348)		(108,879)
Other income (expenses), net		8,347		(3,304)		3,275
Income (loss) before taxes and minority interest		385,834		203,203		(16,908)
Income tax expense (Note 11)		(118,151)		(79,225)		(16,782)
Minority interest		(7,105)		(4,876)		11,630
Net income (loss)	Ps.	260,578	Ps.	119,102	Ps.	(22,060)

Earnings per share (Note 10):
Basic net income (loss) per common share	Ps.	0.23	Ps.	0.15	Ps.	(0.03)
Diluted net income (loss) per common share	Ps.	0.11	Ps.	0.05	Ps.	(0.03)
(i)	See Note 2.h “Sale of 80% equity interest in Tarshop”.
The accompanying notes are an integral part of these consolidated financial statements. F-5

Alto Palermo S.A. (APSA)

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2011, 2010 and 2009

(In thousands of Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions								Appraisal revaluation (Note 3.e)		Reserve for new developments (Note 5.d)		Voluntary reserve for general purposes (Note 5.d)				Retained earnings		Shareholders’ Equity
	Common stock (Note 5.a)		Inflation adjustment of common stock (Note 5.b)		Additional paid-in-capital		Total								Legal reserve (Note 5.c)
Balances as of June 30, 2008	Ps.	78,206	Ps.	84,621	Ps.	522,805	Ps.	685,632	Ps.	3,953	Ps.	62,509	Ps.	- -	Ps.	16,092	Ps.	79,970	Ps.	848,156

Increase in legal reserve		- -		- -		- -		- -		- -		- -		- -		3,998		(3,998)		- -
Cash dividends		- -		- -		- -		- -		- -				- -		- -		(60,238)		(60,238)
Appropriation of retained earnings to voluntary reserve for general purposes		- -		- -		- -		- -		- -		- -		15,734		- -		(15,734)		- -
Net loss for the year		- -		- -		- -		- -		- -		- -		- -		- -		(22,060)		(22,060)

Balances as of June 30, 2009	Ps.	78,206	Ps.	84,621	Ps.	522,805	Ps.	685,632	Ps.	3,953	Ps.	62,509	Ps.	15,734	Ps.	20,090	Ps.	(22,060)	Ps.	765,858

Absorption of accumulated deficit with accumulated reserves		- -		- -		- -		- -		- -		(6,326)		(15,734)		- -		22,060		- -
Transfer to retained earnings		- -		- -		- -		- -		- -		(56,000)		- -		- -		56,000		- -
Cash dividends		- -		- -		- -		- -		- -		- -		- -		- -		(56,000)		(56,000)
Net income for the year		- -		- -		- -		- -		- -		- -		- -		- -		119,102		119,102

Balances as of June 30, 2010	Ps.	78,206	Ps.	84,621	Ps.	522,805	Ps.	685,632	Ps.	3,953	Ps.	183	Ps.	- -	Ps.	20,090	Ps.	119,102	Ps.	828,960

Increase in legal reserve		- -		- -		- -		- -		- -		- -		- -		5,955		(5,955)		- -
Appropriation of retained earnings to voluntary reserve for general purposes		- -		- -		- -		- -		- -		- -		147		- -		(147)		- -
Cash dividends		- -		- -		- -		- -		- -		- -		- -		- -		(113,000)		(113,000)
Cash dividends in advance (Note 13)		- -		- -		- -		- -		- -		- -		- -		- -		(130,825)		(130,825)
Conversion of Notes		47,755		- -		13,485		61,240		- -		- -		- -		- -		- -		61,240
Net income for the year		- -		- -		- -		- -		- -		- -		- -		- -		260,578		260,578
Balances as of June 30, 2011	Ps.	125,961	Ps.	84,621	Ps.	536,290	Ps.	746,872	Ps.	3,953	Ps.	183	Ps.	147	Ps.	26,045	Ps.	129,753	Ps.	906,953

The accompanying notes are an integral part of these consolidated financial statements. F-6

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2011, 2010 and 2009

(In thousands of Argentine Pesos, except as otherwise indicated)

	2011		2010		2009

Cash flows from operating activities:
Net income (loss) for the year	Ps.	260,578	Ps.	119,102	Ps.	(22,060)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results		40,672		34,795		78,958
Depreciation and amortization		115,921		121,959		94,725
Charge of provision for contingencies, net		5,216		3,189		405
Allowance for doubtful accounts, net		7,480		25,039		84,241
Impairment of non-compete agreement		7,547		- -		- -
Loss on fixed and intangible assets sold		16,578		2,566		2,237
Other provisions		10,104		9,352		(1,382)
Gain from barter transaction		- -		- -		(2,867)
Gain on repurchase of Series II non convertible notes		(289)		- -		(13,202)
Allowance for impairment of investments		- -		(3,501)		89
Net (income) loss in credit card trust		(4,707)		(37,470)		46,706
Minority interest		7,105		4,876		(11,630)
Income tax expense		118,151		79,225		16,782
Gain from recognition of inventories at net realizable value		(14,964)		(1,162)		- -
Gain on equity investees		(9,117)		- -		- -
Loss on unexercised purchase option of Arcos		1,606		- -		- -
Gain on the sale of real estate property		(31,333)		- -		- -
Other charges		49		204		661
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable		(114,264)		(126,999)		(94,297)
Decrease (increase) in other receivables and prepaid expenses		7,407		25,979		(111,641)
Decrease (increase) in inventory		60,664		(1,683)		465
Increase in intangible assets		(3,051)		(2,316)		(14,089)
Increase (decrease) in trade accounts payable		6,441		7,593		(38,176)
Increase in customer advances		47,549		10,154		7,102
(Decrease) increase in taxes payable		(100,519)		(136,436)		62,150
Increase (decrease) in salaries and social security payable		9,072		1,748		(569)
Decrease in provision for contingencies		(1,990)		(29)		(1,970)
Increase (decrease) in other liabilities		10,808		(6,624)		(11,180)
Net cash provided by operating activities		452,714		129,561		71,458

Cash flows from investing activities:
Acquisition of fixed assets and undeveloped parcels of land		(51,676)		(53,829)		(247,384)
Guarantee deposit		- -		- -		(6,581)
Loans granted to third parties		- -		438		(3,711)
Proceeds from the sale of Tarshop		67,477		- -		- -
Inflows (payments) proceeds from acquisition of subsidiaries		1,292		(8,316)		- -
Payment for acquisition of Tarshop’s minority interest		- -		(1,574)		- -
(Increase) decrease in investments		(7,724)		58,452		(40,986)
Advances for purchase of Arcos’ minority interest		(1,217)		(389)		- -
Acquisitions of intangible assets		- -		(5,615)		- -
Advances received from the sale of interest in Tarshop		- -		19,951		- -
Purchase of Non-Convertible Notes of Cresud S.A.C.I.F. y A		(10,275)		- -		- -
Advances for acquisitions of subsidiaries		(1,538)		- -		- -
Purchase of shares		(56,295)		- -		- -
Loans granted to related parties		(84,887)		- -		- -
Collection of receivables from related parties		89,585		- -		- -
Net cash (used in) provided by investing activities		(55,258)		9,118		(298,662)

Cash flows from financing activities:
Proceeds from short-term and long-term debt		44,972		110,359		158,202
Proceeds (Payments) of short-term bank loans		52,997		(79,601)		- -
Payment of short-term and long-term debt		- -		(122,907)		(61,672)
Cash from minority shareholders’ capital contributions to subsidiaries		808		5,432		48,039
Dividends paid by subsidiaries to minority shareholders		(2,054)		(1,158)		- -
Payment of non convertible notes		(155,624)		(39,799)		(19,883)
Payment of loans for purchase of undeveloped parcels of land		- -		(17,173)		(15,464)
Payment of seller financing of Empalme		- -		- -		(6,830)
Payment of seller financing of Mendoza Plaza Shopping S.A.		- -		- -		(9,090)
Payment of cash dividends		(243,825)		(56,000)		(60,238)
Cash paid for repurchase of Series II Notes		- -		(12,000)		(12,764)
Proceeds from issuance of Non-Convertible Notes, net		- -		79,782		- -
Payment of seller financing of Arcos del Gourmet S.A		(4,820)		(515)		- -
Payment of seller financing of Conil S.A		- -		(661)		- -
Proceeds from debt with related parties		2,220		- -		- -
Net cash (used in) provided by financing activities		(305,326)		(134,241)		20,300
Increase (decrease) in cash and cash equivalents		92,130		4,438		(206,904)
Cash and cash equivalents as of the beginning of the year		53,422		48,984		255,888
Cash and cash equivalents as of the end of the year	Ps.	145,552	Ps.	53,422	Ps.	48,984

The accompanying notes are an integral part of these consolidated financial statements. F-7

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows

for the years ended June 30, 2011, 2010 and 2009 (continued)

(In thousands of Argentine Pesos, except as otherwise indicated)

	2011	2010	2009
Supplemental cash flow information
Cash paid during the year for:
Income tax	59,455	22,936	42,595
Interest paid	67,479	102,012	66,101
Non-cash investing and financing activities:
Liquidation of interest in credit card receivables	- -	8,646	30,849
Acquisition of minority interest of Tarshop	- -	- -	7,410
Increase in intangible assets through a decrease in non-current investments	- -	- -	1,137
Increase in inventory through a decrease in non-current investments	64,150	7,789	5,584
Increase in fixed assets through an increase in trade accounts payable	- -	4,996	40,990
Increase in accounts receivable through an increase in customer advances	- -	- -	10,749
Financial cost charged to fixed assets	- -	5,331	78,891
Increase in inventory through a decrease in fixed assets	- -	290	- -
Increase in minority interest through a decrease in short and long-term debt	- -	1,310	- -
Increase in intangible assets through an increase in other liabilities	- -	7,545	- -
Decrease in short and long-term debt through an increase in shareholders´ equity	61,240	- -	- -
Increase in investment through an increase in other liabilities	16,004	- -	- -
Decrease in inventory through a decrease in customer advances	1,920	- -	- -
Increase in fixed assets through a decrease in inventory	9,264	- -	- -
Increase in Intangible assets through a decrease in negative goodwill	- -	20,873	- -

Acquisitions

	2011		2010		2009
Acquisition of subsidiaries (Note 2.h.):		(1)		(2)
Cash and cash equivalents acquired	Ps.	(1,292)	Ps.	(13)	Ps.	- -
Fair value of non-cash assets acquired		(111,117)		(33,869)		- -
Fair value of liabilities assumed		35,384		8,126		- -
Net assets acquired	Ps.	(77,025)	Ps.	(25,756)	Ps.	- -
Minority interest		- -		897		- -
Purchase price	Ps.	(77,025)	Ps.	(24,859)	Ps.	- -
Negative goodwill		15,539		(506)		- -
Seller financing		33,403		14,782		- -
Purchase price paid	Ps.	(28,083)	Ps.	(10,583)	Ps.	- -
Cash and cash equivalents acquired		1,292		13		- -
Advance payments		28,083		2,254		- -
Net cash for the acquisition	Ps.	1,292	Ps.	(8,316)	Ps.	- -
(1)	Corresponds to the acquisitions of Metroshop, Soleil Factory and Torodur S.A. (See Note 2.h).
(2)	Corresponds to the acquisition of Arcos del Gourmet.

Disposals

	2011		2010		2009
Sale of subsidiary (Note 2.h.):		(3)
Fair value of non-cash assets sold	Ps.	454,388	Ps.	- -		- -
Fair value of liabilities sold		(321,365)		- -		- -
Net assets sold	Ps.	133,023	Ps.	- -	Ps.	- -
Impairment and sale of Tarshop S.A.		(15,327)		- -		- -
Remaining investment in Tarshop S.A.		(28,967)		- -		- -
Advance payments		(21,252)		- -		- -
Net cash for the disposal of Tarshop S.A.	Ps.	67,477	Ps.	- -	Ps.	- -
(3)	Corresponds to the disposal of Tarshop S.A. (See Note 2.h).
The accompanying notes are an integral part of these consolidated financial statements. F-8

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

1.     Organization and description of business

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)), an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) are primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh produce market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). On October 15, 2010, IRSA increased its equity interest and became the Company’s principal shareholder. The Company´s other activities comprise the construction and/or commercialization of residential apartment buildings, and consumer financing activities. See Note 8 for a description of the Company´s business segments. The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

As of June 30, 2011, the Company owns a majority interest in, and operates, a portfolio of twelve shopping centers in Argentina, of which six are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires), two are located in Greater Buenos Aires (Alto Avellaneda and Soleil Factory) and the other four are located in the cities of Rosario (Alto Rosario), Mendoza (Mendoza Plaza Shopping), Salta (Alto Noa) and Córdoba (Córdoba - Villa Cabrera).

2.     Preparation of Financial Statements

a.      Basis of presentation

The Consolidated Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively Argentine GAAP). In addition, the Company complies with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 14 to these Consolidated Financial Statements.

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

b.     Basis of consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Investments in joint ventures in which the Company exercises joint control are accounted for under the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of Financial Statements (continued)

b.     Basis of consolidation (continued)

A description of the subsidiaries with their respective percentage of direct capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (a)
	2011	2010
Emprendimiento Recoleta S.A. (“ERSA”)	54%	54%
Tarshop S.A. (i) (“Tarshop”)	20%	100%
Shopping Neuquén S.A.	98%	98%
Fibesa S.A. (“Fibesa”)	100%	100%
Panamerican Mall S.A. (“PAMSA”)	80%	80%
Conil S.A. (“Conil”)	100%	100%
Arcos del Gourmet S.A. (“Arcos”) (ii)	80%	80%
Metroshop (“Metroshop”) (iii)	100%	50%
Torodur S.A. (“Torodur”) (iv)	100%	--
(a)	Percentage of equity interest owned has been rounded. Indirect ownership subsidiaries are excluded.
(i)	On September 13,2010, the Company sold 80% of Tarshop. See Note 2.h for details.
(ii)	On November 27, 2009, a direct interest in Arcos del Gourmet was acquired. See Note 13.
(iii)	On January 13, 2011, the Company acquired the remaining 50% of the capital stock of Metroshop (See Notes 2.h and 13).
(iv)	On June 13, 2011 a direct interest in Torodur S.A. was acquired. See Note 2.h.

c.     Proportionate consolidation

As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, investments in joint ventures where the Company exercises joint control are accounted under the proportionate consolidation method. As of June 30, 2010, the Company exercised joint control over Metroshop. The Company acquired the remaining 50% of Metroshop in January 2011 and obtained control of the investment. Accordingly, the Company consolidates Metroshop as of the date it acquired control through June 30, 2011. See Note 2.h for details.

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

2.     Preparation of Financial Statements (continued)

d.     Presentation of Financial Statements in constant Argentine pesos(continued)

inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003.

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

e.     Adoption of International Financial Reporting Standards

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 “Adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”)” which requires that companies under the supervision of the CNV to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where the Company is located is the Federal District. On April 25, 2009, the CPCECABA approved Resolution No. 26. The CNV issued Resolution No. 562/09, as amended by Resolution 576/10 formally adopting application of Resolution No. 26 to its regulated entities for fiscal years beginning on January 1, 2012. The Company will be required to prepare its consolidated financial statements in accordance with IFRS as issued by the IASB for its fiscal year ended June 30, 2013 and 2012. The Company´s transition date to IFRS will be July 1, 2011. On April 29, 2010, the Company´s Board of Directors approved a plan for implementing IFRS, which is currently under execution.

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

Year ended June 30, 2011

Acquisitions

Acquisition of Soleil Factory shopping center business

On July 1, 2010, the Company and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets was transferred to the Company. The transaction excluded any receivable or payable arising out of INCSA business prior to the transaction and also excluded a building, which currently is being operated as a hypermarket within the same premises. INCSA transferred the deed of title to the Company on August 3, 2011. The transaction was filed with the Comisión Nacional de Defensa de la Competencia (“CNDC”), the National Commission of

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of Financial Statements (continued)

h.      Significant acquisitions, disposals and development of businesses (continued)

Competition in Argentina, which authorized the transaction on April 12, 2011. This acquisition was accounted for using the purchase method of accounting.

Furthermore, on December 28, 2007, the Company and INCSA had signed a letter of intent to acquire, build and manage a commercial center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was dependent on the acquisition of the Soleil Factory business. Upon completion of the acquisition of the Soleil Factory on July 1, 2010, the Company was obligated to commence the works on May 2, 2011. However, INCSA must comply with certain obligations prior to the commencement of the works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to the Company. As of the date of theses Financial Statements, these obligations have not been fulfilled and works have not commenced.

Paraná plot of land

On August 12, 2010, the Company acquired a 10,022 square meter property in the City of Paraná, Province of Entre Ríos, Argentina for US$ 0.5 million. The Company paid US$ 0.15 million and the remaining balance of US$ 0.35 million will be paid at the time the title is obtained.

According to the agreement, the deeds of title will be transferred within 60 days as from the date on which (i) the Company obtains the required municipal permits, or (ii) the seller obtains the lot subdivision, whichever occurs later. None of these conditions have occurred as of the date of these financial statements. On March 18, 2011, the Municipality of Parana granted a preclearance to construct a shopping mall on the premises, although definitive permits are still pending.

Acquisition of shares of TGLT

On November 4, 2010, the Company acquired 5,214,662 shares of common stock of TGLT S.A. (“TGLT”) following its initial public offering for Ps. 47.1 million in cash.

The Company acquired additional shares of TGLT amounting to 42,810, 98,000 and 876,474 common shares between December 2010 and April 2011. The Company invested a total of Ps. 56,3 million to acquire the shares. As of June 30, 2011, the Company has an 8.86% interest in TGLT.

Acquisition of Metroshop’s shares

On January 13, 2011, the Company purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Metroshop’s common capital stock. As of June 30, 2011 the Company has 100% of Metroshop´s common capital stock. See the section Disposals for details on the disposal of main assets of Metroshop.

Acquisition of Torodur’s shares

On June 13, 2011, the Company acquired for a de minimis consideration a 100% interest in the capital stock of Torodur, a Uruguayan-based shell entity with no significant assets and/or operations. This entity was previously owned 98% by IRSA and the remaining 2% equally by Cam Communications LP (Bermudas), (formerly Elsztain Realty Partners Master Fund II LP), and Cam Communications LP (Delaware).

On June 15, 2011, Torodur S.A. acquired 16.66% of Nuevo Puerto Santa Fe S.A.’s shares for US$ 1.5 million.

Acquisition of Nuevo Puerto Santa Fe S.A.´s (NPSF) shares

On June 15, 2011, the Company acquired from Boldt S.A. and Inverama S.L., two unrelated companies, 50% interest in the capital stock of NPSF (33.34% direct and 16.66% through Torodur S.A.), a company who acts as a lessee of a property built and operated as a shopping center in the port of the city of Santa Fe, Province of Santa Fe.

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of Financial Statements (continued)

h.      Significant acquisitions, disposals and development of businesses and other properties (continued)

The Company made a down payment of US$ 0.377 million and will settle the remaining balance in 24 monthly non-interest bearing installments with the last installment due on February 2013.

The acquisition was contingent upon the approvals by theEnte Regulador del Puerto de Santa Fe(Regulatory Entity of the Port of Santa Fe) and the Caja de Asistencia Social Lotería de Santa Fewhich were obtained subsequent to year-end, on August 18, 2011. See Note 13. As of June 30, 2011, the payments were recognized under Non-current Investments in the line item”Advance for the acquisition of subsidiary (NPSF)”.

Disposals

Negotiation between Metroshop and Tarshop

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop’s shares by the Company, Metroshop transferred the following assets to Tarshop:

i)	Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV).
ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.
iii)	All credit card customers or accounts and consumer loans.
iv)	Lease agreements on certain branches and their personal property.
v)	Labor agreements for payroll personnel.

Sale of plots of land

On May 18, 2010 the Company sold two plots of land located at Carlos Gardel Street Nos. 3128 and 3134 in the City of Buenos Aires for US$ 0.46 million, which was collected in full at year-end. On July 5, 2010 the deed of title was executed.

Sale of 80% equity interest in Tarshop

The Company´s Board of Directors approved the sale of a 80% interest in Tarshop to Banco Hipotecario S.A. (“BHSA”), a related party, for a sale price of US$ 26.8 million. The transaction was approved by the Banco Central de la República Argentina, and subsequently was closed on September 13, 2010. The Company committed not to compete in the credit card or consumer loan origination business market where Tarshop conducts business for a period of 5 years.

Sale of Rosario plots of land

On April 14, 2010, the Company sold the lot designated as “2A” of a parcel of land located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million collected in full as of June 30, 2011.

On May 3, 2010, the Company sold the lot designated as “2E” for US$ 1.4 million collected in full as of June 30, 2011.

On November 10, 2010, the Company sold the lot designated as “2F” for US$ 1.9 million, of which US$ 1.3 million was collected as of June 30, 2011 with the remaining balance collected on July 6, 2011.

On December 3, 2010, the Company sold the lots designated as “2B”, “2C” and “2D” for US$ 1.5 million each, of which US$ 3 million was collected in full as of June 30, 2011 and US$ 1.3 million (lot”2D”) will be collected upon execution of the deed of title.

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of Financial Statements (continued)

h.      Significant acquisitions, disposals and development of businesses and other properties (continued)

Developments

Shopping Neuquén project

On July 5, 2010 the Company commenced the development of the shopping mall and the hypermarket.

Additionally, on November 8, 2010, Shopping Neuquén S.A. was served notice of a court resolution establishing the amount of legal costs and fees to be paid by Shopping Neuquén S.A. related to prior litigation with the Municipality. As of the date of these financial statement, this resolution is not firm and Shopping Neuquén S.A. is currently evaluating its courses of action.

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar S.A. (“Gensar”), an unrelated third party developer, pursuant to which Gensar acquired the right to purchase one plot of land of the project adjacent to the place where the shopping center is being developed. Gensar committed to construct and operate a hypermarket. The Company transferred possession of the land in April 2011. On September 16, 2011, the public deed for the property of the mentioned lot was granted in favor of Gensar S.A., whose record is pending before the corresponding Real Estate Registry.

Barter agreement with TGLT S.A.

On October 13, 2010, the Company and TGLT, a real estate developer in Argentina, entered into an agreement to barter a plot of land located in Beruti street Nos. 3351/59 in the city of Buenos Aires for monetary consideration and future units to be constructed by TGLT on the land. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT may transfer the Company (i) a number of apartments to be determined representing 17.33% of the saleable square meters occupied by apartment units of the future building; (ii) a number of parking spaces to be determined representing 15.82% of the saleable square meters occupied by parking space of the future building; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 therefore; the precedent condition for the transaction was fulfilled on that date. TGLT paid the US$10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed.

To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of the Company.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo”, which ruled the suspension of the works. (See Note 13).

Year ended June 30, 2010

Acquisitions

Purchase of Conil’s shares

On October 21, 2009, the Company acquired a 50% interest in Conil for US$ 0.3 million fully paid as of June 30, 2010. The main asset of Conil is a 2,471 square meter undeveloped parcel of land located in Avellaneda, Province of Buenos Aires.

Acquisition of Tarshop´s shares

On October 30, 2009 Tarshop capitalized the capital contributions made by the Company increasing its interest in Tarshop from 93.439% to 98.5878%. Subsequently, in January 2010, the Company acquired the remaining minority interest

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of Financial Statements (continued)

h.      Significant acquisitions, disposals and development of businesses and other properties (continued)

for US$ 0.54 million reaching the 100% of the shareholding interest in Tarshop as of June 30, 2010. See Note 2.h above for details of the sale of Tarshop.

Acquisition of Arcos del Gourmet S.A.´s (“Arcos”) shares

On November 27, 2009, the Company acquired 80 % of the share capital of Arcos for a purchase price determined as follows: (i) a fixed price of US$4.3 million for 40% of the stock and (ii) a fixed price of US$ 0.84 million plus a determinable price equivalent to 20% of the investment required to develop the project up to maximum of US$ 6.9 million for the other 40% of the stock (see Note 13). As of June 30, 2011, the Company paid US$4.4 million. The remaining unpaid balance is comprised of the following: (i) US$ 1 million due on November 27, 2011 and (ii) 10% of any increase in Arcos del Gourmet S.A.’s common stock.

On June 25, 2010, the Company and certain of the minority shareholders entered into an option agreement to acquire the 17.54% minority interest in Arcos for an aggregate price of US$1.4 million. The option price paid was US$ 0.4 million. The option was subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which the Company had a preemptive right. The option expired on April 30, 2011 upon the conditions not being fulfilled. The Company charged the cost of the option to income under”Other income (expenses), net”.

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

Disposals

Sale of properties in Guaymallén (Mendoza)

On March 26, 2010, the Company sold a building located in the district of Guaymallén, Province of Mendoza for US$ 0.3 million fully collected as of June 30, 2010.

Sale of Rosario plots of land

On April 14, 2010, the Company sold the lot designated as “2A” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, of which US$ 1.0 million was collected as of June 30, 2010. The remaining balance will be collected upon executing the title deed. The sale is subject to certain precedent conditions, which have not been fulfilled as of year-end.

On May 3, 2010, the Company sold the lot designated as “2E” for US$ 1.4 million, of which US$ 0.3 million was collected as of June 30, 2010. The outstanding balance was collected on May 30, 2011.

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

Year ended June 30, 2009

Developments

Barter transaction with Cyrsa S.A.

On July 21, 2008, the Company entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) (a company over which our controlling shareholder, IRSA, has a 50% interest) pursuant to which the Company, subject to certain closing conditions, would surrender to Cyrsa its right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$ 5.9 million. On December 17, 2010, the Company and Cyrsa signed an agreement in order to finish the barter commitment.

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

Paraná plot of land

On June 30, 2009, the Company signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. The Company intends to construct a shopping center on the site. On August 12, 2010, the agreement was closed.

i.     Compensation plan for executive management

The Company has a defined contribution plan covering its key managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps 1.3 million, Ps. 1.5 million and Ps. 2.2 million for the years ended June 30, 2011, 2010 and 2009, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

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

j.     Bonus to the Management

The Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2010 ratified the payment of a bonus to management equivalent to a sum of up to 1% of the Company’s shareholder´s equity. The Shareholders delegated the establishment, assignment, timing and extent of the payment into the Board of Directors. See Note 13.

3.     Significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of these Consolidated Financial Statements.

The Company primarily derives its revenues from leases and services operations, the sale and development of properties, and consumer financing. See Note 8 for details on the Company’s business segments.

a.      Revenue recognition

•      Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2011, 2010 and 2009, the majority of the tenants were charged with the Percentage Rent.

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

•      Consumer financing

During the fiscal years ended June 30, 2010 and 2009, the Company, through its subsidiary, Tarshop, and its jointly controlled entity, Metroshop, was engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. As part of a plan, the Company sold 80% of Tarshop in September 2010, and acquired the remaining 50% in Metroshop in January 2011. After acquisition of control in Metroshop, the Company sold the receivables portfolio and other assets to Tarshop. Metroshop continues as an entity with only residual activities. The Company continues in the consumer financing business through its 20% interest in Tarshop where it retained significant influence.

Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the Company; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on a up-front basis, and (iv) interest income generated by financing and lending activities. Revenue from financing and lending activities are comprised of interest income, which is recognized on an accrual basis.

          b.     Cash and cash equivalents

For purposes of the Consolidated Statement of Cash Flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of time deposits and mutual funds with original maturities of three months or less at date of purchase.

          c.     Other investments, net

          (i)     Current

Current investments include mutual funds and government and mortgage bonds. Mutual funds and government and mortgage bonds are carried at their market value with realized and unrealized gains and losses recorded within “Financial results, net” in the Consolidated Statement of Operations.

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of Metroshop.

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

3.     Significant accounting policies (continued)

          c.     Other investments, net (continued)

          (ii)     Non-current

Non-current investments primarily include acquisitions of undeveloped parcels of land or properties which the Company considers strategic land reserves for the future development of shopping centers, residential apartment buildings or other developments.

The Company classifies these land reserves as non-current investments. These investments are valued at acquisition cost, adjusted for inflation as described in Note 2.d. The carrying amount does not exceed their respective estimated recoverable values as of year-end. Once the final purpose of these investments is decided, they are reclassified to inventory or fixed assets, as appropriate.

Non-current investments also include investments in shares of other companies where the Company does not have control or significant influence. These investments are valued at cost less any impairment if necessary.

          d.     Inventory, net

Properties acquired or developed for subsequent sale are classified as inventory. Inventory is stated at cost adjusted for inflation as described in Note 2.d. less accumulated impairment charges, except in certain circumstances as described further below. The cost of inventory is comprised of all direct contract costs, such as land, materials and construction fees associated with development properties, as well as capitalized financial costs when applicable. The Company did not develop any property for sale during the years ended June 30, 2011, 2010 and 2009. Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected. The Company reclassifies undeveloped properties from non-current investments to inventories when a decision is made as to its development for sale. Transfers from non-current investments are valued at their cost.

Inventories on which the Company receives down payments that fix the sales price and the terms and conditions of the contracts are considered to provide reasonable assurance of the closing of the transaction and therefore realization of the gain is deemed to be assured. These inventories are valued at net realizable value with gains shown in the line item “Gain from recognition of inventories at net realizable value” of the Consolidated Statement of Operations.

The Company has acquired certain rights to receive apartment units to be constructed on land bartered with unrelated parties. These rights have been valued in accordance with the price established in the respective title deeds and is disclosed in “Inventory, net” as “Rights for residential units to be received”.

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

The Company capitalizes interest and foreign exchange differences on real estate development projects. The Company capitalized interest and exchange differences costs amounting to Ps. 78.9 million, Ps. 5.3 million and Ps. 1.7 million during the years ended June 30, 2009,2010 and 2011, respectively.

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

The Company holds the right to receive units (commercial parking slots) to be built in relation to the barter with TGLT. It was valued according the accounting criterion of rights for residential units to be received (the price established in the respective title deeds).

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

When Company acquires properties, for fair value estimation purposes, the Company also considers information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. The Company allocates a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally the Company determines the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining non-cancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management’s determination of the relative fair values of the respective in-place lease values. The Company´s estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

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

i. Negative goodwill, net (continued)

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

As discussed in Note 11, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

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

At the date of issuance of these Consolidated Financial Statements, the Company´s management understands that there are no elements to foresee other potential contingencies having a negative impact on these Consolidated Financial Statements.

o.      Advertising expenses

The Company recognizes expenses advertising and promotion costs as the contracted services are used.

p.      Deferred debt issuance costs

Deferred debt costs consist of fees and costs incurred to issue the Non-Convertible Notes. These fees and costs are shown as a deduction of the corresponding liability in Note 4.g.. These costs and fees are being amortized over the term of the respective Non-Convertible Notes, applying the effective interest method. Deferred debt costs, net of accumulated amortization, totaled Ps 2.7 million, Ps 4.1 million and Ps. 4.4 million for the years ended June 30, 2011, 2010 and 2009, respectively.

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

s.     Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus,as applicable, financial gain or loss.

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

v.      Other receivables and liabilities

Sundry current receivables and payables and the customer advances were valued at their nominal value plus financial charges accrued at each fiscal year end, when applicable.

As established by the regulations of the CNV, deferred tax assets and liabilities have not been discounted.

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

4.     Breakdown of the main captions

a.      Cash and banks:

	As of June 30,
	2011		2010
Cash in local currency	Ps.	520	Ps.	2,346
Cash in foreign currency (Note 15.f)		202		997
Bank accounts in local currency		10,814		7,389
Bank accounts in foreign currency (Note 15.f)		13,084		16,552
	Ps.	24,620	Ps.	27,284

b.      Other investments, net:

	As of June 30,
	2011		2010
Current
Mutual funds (Note 15.f) (iii)	Ps.	147,236	Ps.	41,592
Non convertible notes - Cresud S.A.C.I.F. y A. (Notes 6 and 15.f)		2,615		- -
Mortgage bonds issued by BHSA (Note 6)		477		728
Retained interests in securitized receivables (i)		- -		124,671
TDFs		- -		2,846
Other government bonds		- -		34
Allowance for impairment of CPs		- -		(7,423)
	Ps.	150,328	Ps.	162,448
F-25

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)
4. Breakdown of the main captions (continued) b. Other investments, net (continued):	As of June 30,
	2011		2010
Non-current
Retained interests in securitized receivables (i)	Ps.	- -	Ps.	18,458
Undeveloped parcels of land
- Beruti plot of land (Note 2.h)		- -		52,934
- Caballito plot of land (ii)		36,889		36,745
- Patio Olmos		32,949		32,949
- Rosario plot of land		- -		11,166
- Air Space Coto		13,188		13,188
- Other real estate		3,091		2,962
- Air Space Soleil Factory		6,676		- -
Non convertible notes - Cresud S.A.C.I.F. y A (Notes 6 and 15.f)		7,706		- -
Arcos option´s purchase advances (Note 15.f)		- -		389
Allowance for impairment of CPs		- -		(1,165)
Other investments.		56		56
Investments in companies
- Equity investee (Tarshop)		54,088		- -
- Cost method (TGLT) .		56,295		- -
Advance for the acquisition of subsidiary (NPSF) (Note 15.f)		1,538		- -
	Ps.	212,476	Ps.	167,682

(i)	As of June 30, 2010, as part of its credit card and personal loans securitization programs, the Company, through Tarshop, transferred credit card and personal loans receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represented debt certificates (TDFs) issued by trusts, which were valued at amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts, which were accounted for under the equity method of accounting.
(ii)	This asset is restricted in relation to certain tax claims.
(iii)	As of June 30, 2011 and 2010 includes Ps. 120,932 and Ps. 26,138, respectively, considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.
F-26

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

4.     Breakdown of the main captions (continued)

c.     Accounts receivable, net:

	As of June 30,
	2011		2010
Current
Checks to be deposited	Ps.	86,990	Ps.	60,695
Consumer financing receivables		70,248		245,538
Leases and services receivable (Note 15.f)		68,682		50,486
Debtors under legal proceedings		40,352		33,762
Pass-through expenses receivable (i)		18,953		19,917
Notes receivable (Note 15.f)		5,987		3,868
Receivables with collection agents		4,869		4,532
Related parties (Notes 6 and 15.f)		4,711		6,591
Receivable from sale of fixed assets		4,034		- -
Mortgages receivable – Torres de Abasto (ii)		647		563
Less:
Allowance for doubtful accounts (Note 15.d)		(105,069)		(103,289)
	Ps.	200,404	Ps.	322,663
Non-current
Leases and services receivable (Note 15.f)	Ps.	448	Ps.	445
Mortgages receivable – Torres de Abasto (ii)		114		154
Consumer financing receivables.		- -		25,824
Notes receivable (Note 15.f)		- -		399
Less:
Allowance for doubtful accounts (Note 15.d)		- -		(1,250)
	Ps.	562	Ps.	25,572
(i)	Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.
(ii)	Mortgages receivable consist of fixed-rate mortgage receivables from several borrowers. As of June 30, 2011 the amount due from the largest individual borrower was Ps. 0.3 million at a contractual interest rate of 14% (See Note 14.II.r).
F-27

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

4.     Breakdown of the main captions (continued)

d.      Other receivables and prepaid expenses, net:

	As of June, 30
	2011		2010
Current
Prepaid expenses (Note 15.f)	Ps.	32,157	Ps.	23,008
Related parties (Notes 6 and 15.f)		27,748		6,812
Valued Added Tax (VAT) receivable		26,168		15,079
Other tax credits		2,902		4,785
Prepaid gross revenue tax		1,184		806
Other prepaid taxes		976		366
Loans granted (Note 15.f)		229		439
Guarantee deposits		4,437		4,252
Income tax credits, net		7		2,611
MPIT		2		937
Guarantee deposits re. securitization programs		- -		5,427
Receivables for third party services offered in consumer financing stores		- -		4,880
Others		497		768
	Ps.	96,307	Ps.	70,170
Non-Current
Value Added Tax (VAT) receivable	Ps.	47,579	Ps.	63,065
Deferred income tax (Note 11)		11,877		37,555
Guarantee deposits (Note 15.f)		35		220
MPIT		4,778		14,328
Mortgages receivable (i)		2,208		2,208
Allowance for doubtful mortgage receivable(Note 15.d)		(2,208)		(2,208)
Prepaid gross revenue tax		- -		935
Prepaid expenses		3,820		1,430
Other tax credits		1,074		- -
Reimbursements receivable (Note 15.f)		863		- -
Related parties (Note 6)		- -		14,687
Imputed interest of non-current receivables		(10,943)		(15,175)
Others		598		195
	Ps.	59,681	Ps.	117,240
(i)	Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.
F-28

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

4.     Breakdown of the main captions (continued)

e.      Inventory, net:

	As of June 30,
	2011		2010
Current
Rosario plot of land (Note 2.h)	Ps.	25,511	Ps.	8,728
Torres de Rosario under construction (Note 2.h)		4,206		- -
Torres de Rosario (Note 2.h)		3,037		3,379
Resale merchandise (Note 2.h)		2,816		492
Carlos Gardel plot of land		- -		1,698
	Ps.	35,570	Ps.	14,297
Non-current
Rights for residential units to be received (Note 6)		23,309		- -
Torres de Rosario under construction (Note 2.h)		3,444		7,644
	Ps.	26,753	Ps.	7,644

f. Trade accounts payable:

	As of June 30,
	2011		2010
Current
Suppliers (Note 15.f) (i)	Ps.	26,036	Ps.	148,150
Accruals (Note 15.f)		46,471		54,428
Related parties (Notes 6 and 15.f)		10,585		22,624
Others		738		133
	Ps.	83,830	Ps.	225,335
Non-current
Suppliers	Ps.	47	Ps.	11,210
Related parties (Note 6)		- -		12,158
	Ps.	47	Ps.	23,368
(i)	As of June 30, 2011 and 2010, includes accounts payable to merchants for credit card operations of Ps. 0.6 million and Ps. 125.1 million, respectively.
F-29

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

4.     Breakdown of the main captions (continued)

g.     Short-term and long-term debt:

	As of June 30,
	2011		2010
Current
Uncollateralized loans including accrued interest (i)	Ps	55,333	Ps	7,244
Collateralized loans including accrued interest (ii)		- -		39,244
Non-Convertible Notes (Notes 6, 12 and 15.f)		39,766		109,336
Accrued interest on Notes (Notes 6, 12 and 15.f)		11,040		14,682
Interest payable to credit card trust		- -		2,263
Deferred debt costs (Note 3.p)		(483)		(1,188)
Others		- -		192
Tarshop’s VCPs including accrued interest		- -		23,019
Seller financing of Soleil Factory		4,714		- -
Related parties (Note 6)		2,345		- -
Seller financing-Arcos del Gourmet S.A. (Note 15.f)		8,900		9,511
	Ps	121,615	Ps	204,303
Non-current
Convertible Notes (Notes 6, 12 and 15.f)	Ps	130,515	Ps	185,653
Non-Convertible Notes (Notes 6, 12 and 15.f)		452,100		491,831
Seller financing of Soleil Factory (Note 15.f) (iii)		35,125		- -
Deferred debt costs (Note 3.p)		(2,237)		(2,930)
Seller financing-Arcos del Gourmet S.A. (Note 15.f)		- -		3,591
	Ps	615,503	Ps	678,145

(i) Generally, the Company’s short-term borrowings are in the form of overdraft facilities and/or bank loans with original maturities of less than one year. The weighted average interest rates on short-term debt were 11% and 15 % as of June 30, 2011 and 2010, respectively. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes.

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

(iii) As of August 3, 2011 a mortgage was granted on Soleil Factory

h.      Salaries and social security payable:

	As of June 30,
	2011		2010
Provision for vacation and bonuses	Ps.	20,077	Ps.	20,522
Social security payable		3,300		4,549
Salaries payable		4		203
Others		680		418
	Ps.	24,061	Ps.	25,692
F-30

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

4.     Breakdown of the main captions (continued)

i.     Taxes payable:

	As of June 30,
	2011		2010
Current
Income tax, net	Ps.	66,163	Ps.	35,768
VAT payable, net		15,391		11,652
Other tax withholdings		12,025		8,362
Tax amnesty plan and payment facilities plan for income tax payable and MPIT		1,759		1,559
Tax amnesty plan for municipality taxes payable		1,321		673
Gross revenue tax payable		469		2,270
Tax amnesty plan for gross revenue tax payable		358		332
Asset tax payable, net		300		1,824
Provision for tax on personal assets of shareholders		87		174
Tax payment facilities plan for VAT payable		- -		13,235
Others		4,180		993
	Ps.	102,053	Ps.	76,842
Non-current
Tax amnesty plan for income tax payable	Ps.	17,386	Ps.	19,145
Deferred income tax (Note 11)		7,310		26,650
Tax amnesty plan for municipality tax payable		1,596		1,900
Tax amnesty plan for gross revenue tax payable		610		968
Minimum presumed income tax		- -		13
	Ps.	26,902	Ps.	48,676
j. Customer advances:	As of June 30,
	2011		2010
Current
Admission rights	Ps.	60,580	Ps.	50,734
Lease and customer advances (Note 15.f)		50,224		37,901
Advance for sale of Rosario plots of land		18,595		- -
Guarantee deposits (Note 15.f)		1,612		2,198
Related parties (Note 6)		- -		406
	Ps.	131,011	Ps.	91,239
Non-current
Admission rights	Ps.	66,885	Ps.	59,228
Lease and customer advances		27,359		29,936
Guarantee deposits (Note 15.f)		777		- -
	Ps.	95,021	Ps.	89,164
F-31

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

4.     Breakdown of the main captions (continued)

k.     Other liabilities:

	As of June 30,
	2011		2010
Current
Related parties (Notes 6 and 15.f)	Ps.	28,290	Ps.	- -
Other liabilities		16,004		- -
Accrual for Directors’ fees (Note 6)		28,008		21,222
Fees advanced to Directors (Note 6)		(17,904)		(11,870)
Withholdings and guarantee deposits		515		509
Advance for sale of Tarshop’s shares (Notes 2.h and 15.f)		- -		21,070
Debt with former minority shareholder of Tarshop (Note 15.f)		- -		3,529
Others		1,304		1,125
	Ps.	56,217	Ps.	35,585
Non-current
Contributed leasehold improvements	Ps.	9,170	Ps.	9,502
Accrual for municipal taxes		1,836		- -
Below market leases		449		141
Directors’ guarantee deposits (Note 6)		12		12
Debt with former minority shareholder of Tarshop (Note 15.f)		- -		3,322
Debt with shareholders of related companies		- -		2,265
	Ps.	11,467	Ps.	15,242

l.     Provisions:

	As of June 30,
	2011		2010
Current
Provision for contingencies (Note 15.d)	Ps.	267	Ps.	1,743
	Ps.	267	Ps.	1,743

Non-current
Provision for contingencies (Notes 15.d and 15.f)	Ps.	12,829	Ps.	7,913
	Ps.	12,829	Ps.	7,913
F-32

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

5.     Shareholders’ equity

a.     Common stock

As of June 30, 2011, the Company had 1,259.6 million authorized and outstanding shares of common stock, having a par value of Ps. 0.1 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. On October 7, 2010, a new conversion into shares has been made, reaching 1,259,608,411 shares at the date of these Consolidated Financial Statements.

As of June 30, 2011 holders of Convertible Notes have exercised their rights to convert common shares for a total of US$ 18.3 million for a face value of Ps. 0.1 each. As of June 30, 2011 the outstanding balance of Convertible Notes amounted to US$ 31.8 million, and they are mostly held by IRSA. On May 26, 2011, the Company has made an offer to repurchase them, subject to certain conditions. (See Note 12).

b.     Inflation adjustment of common stock

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

d.      Reserve for new developments and voluntary reserve for general purposes

Under Argentine law, companies are allowed to transfer portions of accumulated retained earnings to special reserves. These special reserves may be for general purposes or for specific uses such as new developments. The transfer of accumulated retained earnings to these special reserves is shown in the shareholder´s equity. These reclassifications have no impact on the total shareholders’ equity of the Company. The Company may also transfer previously reserved amounts out to retained earnings for distribution purposes.

e.      Advanced dividends distribution

On March 30, 2011, the Company´s Board of Directors decided to make available to the shareholders as from April 11, 2011, an advanced dividend in cash of Ps. 130,825. (See Note 13).

f.      General Shareholders Meeting of May 26, 2011

On May 26, 2011, the Company’s Ordinary and Extraordinary Meeting of Shareholders, held on this date, decided, among other points, the following:

•	Common stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of face value Ps. 0.1 each with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date.
•	Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 working days, as provided by section 194 of Act No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.
•	Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding corporate Convertible Notes with face value US$ 31.8 million, as of June 30, 2011, for the amount of US$ 36.1 million, equivalent to US$ 1.13666 per corporate Convertible Note.
F-33

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

6.     Balances and transactions with related parties

The following is a summary of the balances with related parties:

Company	06.30.11
	Other Investments – Current	Other Investments – Non Current	Accounts receivable, net – Current	Other receivables and prepaid expenses, net – Current	Inventory/ Fixed Assets, net	Trade accounts payable – Current	Short-term debt	Long-term debt	Other liabilities – Current	Other liabilities – Non-current
Banco Hipotecario S.A. (2)	477	-	225	-	-	-	-	-	-	-
Cactus S.A. (1)	-	-	25	-	-	(3)	-	-	-	-
Consultores Assets Management S.A. (4)	-	-	11	-	-	(5)	-	-	-	-
Consorcio Libertador (4)	-	-	1	-	-	(3)	-	-	-	-
Consorcio Torre Boston (4)	-	-	1	-	-	-	-	-	-	-
Cresud S.A.C.I.F. y A. (5) (II)	2,615	7,706	6	11,455	-	(61)	-	-	(10,872)	-
Cyrsa S.A. (6)	-	-	172	-	-	(1,097)	-	-	-	-
Directors	-	-	2	-	-	-	(2)	(41)	(10,104)	(12)
E-Commerce Latina S.A. (7)	-	-	20	-	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	-	-	-	-	(783)	-	-	-	-
Fundación IRSA (4)	-	-	5	-	-	-	-	-	-	-
Futuros y Opciones.Com S.A. (1)	-	-	13	-	-	(6)	-	-	-	-
Hoteles Argentinos S.A. (7)	-	-	-	-	-	(1)	-	-	-	-
Inversiones Financieras del Sur S.A. (12)	-	-	-	-	-	-	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9) (I) (II)	-	-	1,856	12	-	(2,865)	(19,228)	(130,444)	(88)	-
Llaollao Resorts S.A. (7)	-	-	73	-	-	(74)	-	-	-	-
Museo de los Niños (4)	-	-	1,752	-	-	(6)	-	-	-	-
Nuevas Fronteras S.A. (7)	-	-	-	-	-	(146)	-	-	-	-
Personnel	-	-	-	2,515	-	-	-	-	-	-
Solares de Santa Maria S.A. (7)	-	-	2	-	-	(2)	-	-	-	-
Tyrus S.A. (7)	-	-	-	51	-	-	-	-	-	-
Tarshop S.A. (11)	-	-	547	13,715	-	(5,533)	-	-	(17,330)	-
TGLT S.A. (3)	-	-	-	-	32,573	-	(2,345)	-	-	-
Total	3,092	7,706	4,711	27,748	32,573	(10,585)	(21,575)	(130,485)	(38,394)	(12)
F-34

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

6.     Balances and transactions with related parties (continued)

Company	06.30.10
	Other Investments	Accounts receivable, net – Current	Other receivables and prepaid expenses, net – Current	Other receivables and prepaid expenses, net – Non-current	Trade accounts payable – Current	Trade accounts payable – Non-current	Short-term debt	Long- term debt	Customer advances – Current	Other liabilities– Current	Other liabilities– Non-current
Banco Hipotecario S.A. (2)	728	354	-	-	-	-	(20,000)	-	(343)	-	-
Cactus S.A. (1)	-	17	-	-	(3)	-	-	-	-	-	-
Canteras Natal Crespo S.A. (6)	-	2	-	-	-	-	-	-	-	-	-
Consultores Assets Management S.A. (4)	-	3	-	-	(5)	-	-	-	-	-	-
Cresud S.A.C.I.F. y A. (5) (II)	-	1,161	4,854	-	(16,908)	-	(215)	(19,655)	-	-	-
Cyrsa S.A. (6)	-	146	-	-	(206)	-	-	-	-	-	-
Directors	-	2	5	-	-	-	(3)	(68)	-	(9,352)	(12)
E-Commerce Latina S.A. (7)	-	20	-	-	-	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	-	-	-	(261)	-	-	-	-	-	-
Fundación IRSA (4)	-	6	-	-	-	-	-	-	-	-	-
Futuros y Opciones.Com S.A. (1)	-	7	-	-	(6)	-	-	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9) (I) (II)	-	3,779	-	-	(5,184)	-	(20,720)	(293,890)	(63)	-	-
Llaollao Resorts S.A. (7)	-	10	-	-	(40)	-	-	-	-	-	-
Metroshop S.A. (10)	-	-	-	14,687	-	(12,158)	-	-	-	-	-
Museo de los Niños (4)	-	1,084	-	-	(5)	-	-	-	-	-	-
Nuevas Fronteras S.A. (7)	-	-	-	-	(6)	-	-	-	-	-	-
Parque Arauco S.A. (13)	-	-	-	-	-	-	(2,716)	(60,822)	-	-	-
Personnel	-	-	1,906	-	-	-	-	-	-	-	-
Tyrus S.A. (7)	-	-	47	-	-	-	-	-	-	-	-
Total	728	6,591	6,812	14,687	(22,624)	(12,158)	(43,654)	(374,435)	(406)	(9,352)	(12)
(i)	As discussed in Note 12, in July 2002 the Company issued US$ 50 million of Convertible Notes, of which US$ 30 million were purchased by IRSA, the principal shareholder of the Company. In addition, during the years ended June 30, 2004 and 2005 IRSA acquired US$ 1 million and US$ 2 million of Convertible Notes, respectively. Also, during the year ended June 30, 2005 IRSA exercised its conversion rights and converted US$ 1.3 million of Convertible Notes. As a result, as of June 30, 2011 and 2010, IRSA holds US$ 31.7 million of the Company’s Convertible Notes, respectively. For details of the issuance, see Note 12.
(ii)	As discussed in Note 12, in May 2007 the Company issued an aggregate amount of US$ 170.0 million of Non-Convertible Notes in two series. As of June 30, 2011, IRSA holds Series II Notes for a face value of Ps. 13.3 million. For details of the issuance, see Note 12.
F-35

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

6.      Balances and transactions with related parties (continued)

The following is a summary of the transactions with related parties:

Company	(Expense) income included in the Statements of Operations for the years ended June 30,
	2011					2010			2009
	Leases and services	Administrative expenses	Financial results, net	Other income (expenses), net	Shared services	Administrative expenses	Financial results, net	Shared services	Administrative expenses	Financial results, net	Other income (expenses), net	Shared services
Cresud S.A.C.I.F. y A. (5)	- -	- -	(964)	- -	(39,805)	- -	(4,100)	(16,697)	- -	(2,677)	- -	896
CAM Comunications LP (Delaware) (5)	- -	- -	42	- -	- -	- -	- -	- -	- -	- -	- -	- -
Directors	- -	(29,419)	(4)	- -	- -	(22,408)	(9)	- -	(11,808)	(11)	- -	- -
Directors of Banco Hipotecario S.A. (2)	- -	- -	- -	- -	- -	- -	- -	- -	- -	(8)	- -	- -
Estudio Zang, Bergel y Viñes (8)	- -	(2,702)	- -	- -	- -	(1,862)	- -	- -	(2,472)	- -	- -	- -
Fundación IRSA (4)	- -	- -	- -	(213)	- -	- -	- -	- -	- -	- -	3,218	- -
Tarshop S.A. (11)	1,429	- -	80	12,596	- -	- -	- -	- -	- -	- -	- -	- -
Inversiones Financieras del Sur S.A. (12)	- -	- -	516	- -	- -	- -	- -	- -	- -	- -	- -	- -
Inversora Bolívar S.A. (7)	- -	- -	- -	- -	- -	- -	- -	- -	(3,920)	- -	- -	- -
TGLT S.A. (3)	- -	- -	(43)	- -	- -	- -	- -	- -	- -	- -	- -	- -
IRSA Inversiones y Representaciones Sociedad Anónima (9)	- -	(5,353)	(16,794)	- -	1,354	(4,007)	(37,869)	547	- -	(50,277)	- -	(2,118)
Parque Arauco S.A. (9)	- -	- -	(315)	- -	- -	- -	(8,049)	- -	- -	(17,473)	- -	- -
Personnel	- -	- -	209	- -	- -	- -	12	- -	- -	108	- -	- -
Total	1,429	(37,474)	(17,273)	12,383	(38,451)	(28,277)	(50,015)	(16,150)	(18,200)	(70,338)	3,218	(1,222)

1.	Subsidiary of Cresud S.A.C.I.F. y A, controlling shareholder of IRSA.
2.	Equity investee of IRSA, controlling shareholder of the Company.
3.	Cost Investment.
4.	Related to IRSA, controlling shareholder of the Company.
5.	Controlling shareholder of IRSA, controlling shareholder of the Company.
6.	Venturer of IRSA, controlling shareholder of the Company.
7.	Subsidiary of IRSA, controlling shareholder of the Company.
8.	Related to the Board of Directors.
9.	Controlling shareholder of the Company.
10.	Equity investee up to January 13, 2011.
11.	Subsidiary, later equity investee. See Note 2.h.
12.	Shareholder of Cresud S.A.C.I.F. y A., controlling shareholder of IRSA.
13.	Controlling shareholder of the Company up to October 15, 2010.
F-36

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

7.     Financial results, net

	Years ended June 30,
	2011		2010		2009
Generated by assets:
Interest income from past-due receivables	Ps.	6,105	Ps.	7,375	Ps.	5,959
Effect on the present value accounting		4,233		3,113		(13,124)
Results from financial investments		3,644		391		3,916
Foreign currency exchange gain		13,300		860		16,820
Loss on the disposal of Tarshop		(15,327)		(13,721)		- -
Impairment of non-compete agreement		(7,547)		- -		- -
Other results		4,673		4,159		4,489
	Ps.	9,081	Ps.	2,177	Ps.	18,060
Generated by liabilities:
Financial expenses	Ps.	(75,061)	Ps.	(79,773)	Ps.	(56,857)
Other interest		(145)		(107)		(293)
Interest on taxes payable		(6,743)		(8,758)		(8,563)
Foreign currency exchange (loss)		(30,760)		(23,305)		(83,864)
(Loss) Gain from derivative instruments		- -		(2,582)		9,436
Gain from repurchase of Non-Convertible Notes		289		- -		13,202
Loss from update of advances for leases		(3,805)		- -		- -
	Ps.	(116,225)	Ps.	(114,525)	Ps.	(126,939)
	Ps.	(107,144)	Ps.	(112,348)	Ps.	(108,879)

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

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company has three reportable segments. These segments are “Leases and Services”, “Consumer Financing” and “Development and/or Sales of Properties”.

A general description of each segment follows:

•      Leases and Services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•      Consumer Financing

During the fiscal years ended June 30, 2010 and 2009, the Company, through its subsidiary, Tarshop, and its jointly controlled entity, Metroshop, was engaged in the origination of consumer loans and credit card transactions and securitization of receivables. As part of a plan, the Company sold 80% of Tarshop on September 13, 2010, and acquired the remaining 50% in Metroshop in January 2011. After acquisition of control in Metroshop, the Company sold a significant

F-37

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

8.     Segment information (continued)

portion of its receivables portfolio and other assets to Tarshop. Metroshop retained certain receivables and continues as an entity with residual activities. The Company continues in the consumer financing business through its 20% interest in Tarshop where it retained significant influence.

Accordingly, the consumer financing business segment includes the consolidated results of Tarshop for the years ended June 30, 2009 and 2010, and for the period from July 1, 2010 through August 31, 2010. As from September 1, 2010, the Company analyzed the performance of its consumer financing segment through monitoring its results in Tarshop as an equity method investee. Additionally, the consumer financing business segment includes the proportionate consolidated results of Metroshop for the years ended June 30, 2009 and 2010, and for the period from July 1, 2010 through December 31, 2010. As from January 1, 2011, the results of Metroshop were consolidated into the results of the Company. However, these results are residual since a significant portion of Metroshop’s business was sold to Tarshop in January 2011.

•      Others

This segment primarily includes the operating results of the Company´s construction and/or barter transactions and sale of residential properties.

The Company’s primary operations are located in Argentina. All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

As of and for the year ended June 30, 2011:

	Leases and services		Consumer financing		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2011
Revenues	Ps.	677,129	Ps.	68,576	Ps.	110,970	Ps.	856,675	Ps.	(i) (207)	Ps.	856,468
Costs		(165,069)		(23,465)		(70,028)		(258,562)	(i) (ii) 802			(257,760)
Gross profit	Ps.	512,060	Ps.	45,111	Ps.	40,942	Ps.	598,113	Ps.	595	Ps.	598,708
Selling expenses		(40,229)		(25,109)		(3,102)		(68,440)		- -		(68,440)
Administrative expenses		(69,124)		(6,987)		(197)		(76,308)		- -		(76,308)
Gain from recognition of inventories at net realizable value		- -		- -		14,964		14,964		- -		14,964
Net income from retained interest in securitized receivables		- -		4,707		- -		4,707		- -		4,707
Operating income	Ps.	402,707	Ps.	17,722	Ps.	52,607	Ps.	473,036	Ps.	595	Ps.	473,631
Gain on equity investees (iii)		- -		9,117		- -		9,117		- -		9,117
Amortization of goodwill		1,783		100		- -		1,883		- -		1,883
Financial results, net		(84,850)		(21,924)		225		(106,549)	(ii) (595)			(107,144)
Other income (expenses), net		(2,629)		12,597		(1,621)		8,347		- -		8,347
Income before taxes and minority interest	Ps.	317,011	Ps.	17,612	Ps.	51,211	Ps.	385,834	Ps.	- -	Ps.	385,834
Income tax expense		(110,604)		5,212		(12,759)		(118,151)		- -		(118,151)
Minority interest		(7,105)		- -		- -		(7,105)		- -		(7,105)
Net income	Ps.	199,302	Ps.	22,824	Ps.	38,452	Ps.	260,578	Ps.	- -	Ps.	260,578

Depreciation and amortization		115,028		893		- -		115,921		- -		115,921
Acquisitions of fixed assets		101,969		1,239		- -		103,208		- -		103,208

Operating assets		1,708,232		26,198		60,268		1,794,698		120,932		1,915,630
Non operating assets		1,100,411		22,510		- -		1,122,921	(712,573)			410,348
Total Assets	Ps.	2,808,643	Ps.	48,708	Ps.	60,268	Ps.	2,917,619	Ps.	(591,641)	Ps.	2,325,978
F-38

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

8.     Segment information (continued)

(i)      Represents inter-segment lease revenues and expenses.

(ii)      Represents interest expense generated by inter-segment loan used to fund the credit card activity.

(iii)      Represents the equity investment in Tarshop.

As of and for the year ended June 30, 2010:

	Leases and services		Consumer financing		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2010
Revenues	Ps.	518,463	Ps.	265,346	Ps.	1,172	Ps.	784,981	Ps.	(i) (108)	Ps.	784,873
Costs		(158,559)		(102,980)		(328)		(261,867)	(i) (ii) 3,035			(258,832)
Gross profit	Ps.	359,904	Ps.	162,366	Ps.	844	Ps.	523,114	Ps.	2,927	Ps.	526,041
Selling expenses		(37,134)		(125,562)		(43)		(162,739)		- -		(162,739)
Administrative expenses		(56,140)		(25,234)		(60)		(81,434)		- -		(81,434)
Gain from recognition of inventories at net realizable value		- -		- -		1,162		1,162		- -		1,162
Net income from retained interest in securitized receivables		- -		37,470		- -		37,470		- -		37,470
Operating income	Ps.	266,630	Ps.	49,040	Ps.	1,903	Ps.	317,573	Ps.	2,927	Ps.	320,500
Amortization of goodwill		(1,017)		(628)		- -		(1,645)		- -		(1,645)
Financial results, net		(92,848)		(16,534)		(39)		(109,421)	(ii) (2,927)			(112,348)
Other income (expenses), net		(1,320)		(1,984)		- -		(3,304)		- -		(3,304)
Income before taxes and minority interest	Ps.	171,445	Ps.	29,894	Ps.	1,864	Ps.	203,203	Ps.	- -	Ps.	203,203
Income tax expense		(68,086)		(10,473)		(666)		(79,225)		- -		(79,225)
Minority interest		(4,718)		(158)		- -		(4,876)		- -		(4,876)
Net income	Ps.	98,641	Ps.	19,263	Ps.	1,198	Ps.	119,102	Ps.	- -	Ps.	119,102

Depreciation and amortization		113,337		8,622		- -		121,959		- -		121,959
Acquisitions of fixed assets		58,914		2,176		- -		61,090		- -		61,090

Operating assets		1,829,171		277,486		22,227		2,128,884		- -		2,128,884
Non operating assets		371,552		200,783		- -		572,335	(216,669)			355,666
Total Assets	Ps.	2,200,723	Ps.	478,269	Ps.	22,227	Ps.	2,701,219	Ps.	(216,669)	Ps.	2,484,550
(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
F-39

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

8.     Segment information (continued)

As of and for the year ended June 30, 2009:

	Leases and services		Consumer financing		Others		Total reportable segments		Eliminations		Total as of and for the year ended June 30, 2009
Revenues	Ps.	397,914	Ps.	236,827	Ps.	9,005	Ps.	643,746	Ps.	(i) (1,181)	Ps.	642,565
Costs		(108,922)		(126,678)		(5,989)		(241,589)	(i) (ii) 3,072			(238,517)
Gross profit	Ps.	288,992	Ps.	110,149	Ps.	3,016	Ps.	402,157	Ps.	1,891	Ps.	404,048
Selling expenses		(29,308)		(178,038)		(91)		(207,437)		(i) 479		(206,958)
Administrative expenses		(43,904)		(17,027)		(26)		(60,957)		(i) 106		(60,851)
Net loss from retained interest in securitized receivables		- -		(46,012)		- -		(46,012)		- -		(46,012)
Operating income (loss)	Ps.	215,780	Ps.	(130,928)	Ps.	2,899	Ps.	87,751	Ps.	2,476	Ps.	90,227
Amortization of goodwill		(1,017)		(514)		- -		(1,531)		- -		(1,531)
Financial results, net		(106,361)		(24)		(20)		(106,405)	(ii) (2,474)			(108,879)
Other income (expenses), net		3,883		(608)		- -		3,275		- -		3,275
Income (loss) before taxes and minority interest	Ps.	112,285	Ps.	(132,074)	Ps.	2,879	Ps.	(16,910)	Ps.	2	Ps.	(16,908)
Income tax (expense) income		(53,258)		37,484		(1,008)		(16,782)		- -		(16,782)
Minority interest		(963)		12,593		- -		11,630		- -		11,630
Net income (loss)	Ps.	58,064	Ps.	(81,997)	Ps.	1,871	Ps.	(22,062)	Ps.	2	Ps.	(22,060)

Depreciation and amortization		89,150		5,575		- -		94,725		- -		94,725
Acquisitions of fixed assets		401,250		3,439		- -		404,689		- -		404,689

Operating assets		1,888,916		153,892		519		2,043,327		773		2,044,100
Non operating assets		158,408		189,943		- -		348,351	59,064			407,415
Total Assets	Ps.	2,047,324	Ps.	343,835	Ps.	519	Ps.	2,391,678	Ps.	59,837	Ps.	2,451,515
(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

9.     Additional information on assets and liabilities

The aging of main assets and liabilities as of June 30, 2011 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between 10 and 12 months		To mature in greater than 1 year		Past due		No fixed term		Total
Assets
Other investments, net (i)	Ps.	148,366	Ps.	654	Ps.	654	Ps.	654	Ps.	7,706	Ps.	- -	Ps.	- -	Ps.	158,034
Accounts receivable, net		116,046		25,285		13,504		5,024		562		39,947		598		200,966
Other receivables and prepaid expenses, net		55,612		15,534		11,222		11,198		11,604		244		50,574		155,988
	Ps.	320,024	Ps.	41,473	Ps.	25,380	Ps.	16,876	Ps.	19,872	Ps.	40,191	Ps.	51,172	Ps.	514,988
Liabilities
Trade accounts payable	Ps.	58,113	Ps.	13,475	Ps.	4,480	Ps.	6,001	Ps.	47	Ps.	1,761	Ps.	- -	Ps.	83,877
Customer advances		65,995		25,335		22,132		16,206		95,020		50		1,294		226,032
Short-term and long-term debt		65,785		36,181		- -		19,649		615,503		- -		- -		737,118
Other liabilities (ii)		98,108		77,480		3,646		1,852		37,317		- -		15,393		233,796
	Ps.	288,001	Ps.	152,471	Ps.	30,258	Ps.	43,708	Ps.	747,887	Ps.	1,811	Ps.	16,687	Ps.	1,280,823

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non- Current		Current		Non- Current		Current		Non- Current		Total
Assets
Other investments, net (i)	Ps.	10,275	Ps.	- -	Ps.	140,052	Ps.	7,706	Ps.	1	Ps.	- -	Ps.	158,034
Accounts receivable, net		9,883		- -		761		- -		189,760		562		200,966
Other receivables and prepaid expenses, net		3,527		727		600		- -		92,179		58,955		155,988
	Ps.	23,685	Ps.	727	Ps.	141,413	Ps.	7,706	Ps.	281,940	Ps.	59,517	Ps.	514,988
Liabilities
Trade accounts payable	Ps.	380	Ps.	- -	Ps.	- -	Ps.	- -	Ps.	83,450	Ps.	47	Ps.	83,877
Customer advances		- -		- -		300		1,689		130,710		93,333		226,032
Short-term and long-term debt		51,079		615,503		54,574		- -		15,962		- -		737,118
Other liabilities (ii)		3,534		19,592		- -		5,929		179,065		25,676		233,796
	Ps.	54,993	Ps.	635,095	Ps.	54,874	Ps.	7,618	Ps.	409,187	Ps.	119,056	Ps.	1,280,823

(i)	Includes mutual funds, government bonds, mortgage bonds, TDFs, retained interests in securitized receivables and allowance for impairment of CPs Non-Convertible Notes – Cresud S.A.C.I.F. y A.
(ii)	Includes salaries and social security payable, taxes payable, other liabilities and provisions.
F-40

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

10.     Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2011		2010		2009
Numerator:
Net income (loss) available to common shareholders	Ps.	260,578	Ps.	119,102	Ps.	(22,060)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes (i)		13,046		18,097		- -
Foreign currency exchange loss on Convertible Notes (i)		6,150		6,329		- -
Income tax effect		(6,718)		(8,549)		- -
Net income available to common shareholders plus assumed conversions (ii)	Ps.	273,056	Ps.	134,979	Ps.	(22,060)

Denominator:
Weighted-average number of shares outstanding	Ps.	1,130,083	Ps.	782,064	Ps.	782,064
Plus: incremental shares of assumed conversions:
Convertible Notes		1,248,309		1,793,245		- -
Adjusted weighted-average number of shares (ii)	Ps.	2,378,392	Ps.	2,575,309	Ps.	782,064

Basic and diluted EPS:
Basic net income (loss) per common share	Ps.	0.23	Ps.	0.15	Ps.	(0.03)
Diluted net income (loss) per common share (i)	Ps.	0.11	Ps.	0.05	Ps.	(0.03)
(i)	See Note 12 for details of the issuance of Convertible Notes.
(ii)	For the year ended June 30, 2009, the computation of diluted earnings (losses) per share excludes the incremental shares from the assumed conversion of the Convertible Notes because their inclusion would be anti-dilutive.

On October 7, 2010, the holders of Notes convertible into the Company’s shares exercised the conversion right. Consequently, the Company issued 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retired Notes for a face value for US$ 15.5 million. As from the conversion, the number of Company’s shares goes from 782,064,214 to 1,259,608,411.

11.      Income taxes

The Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

     Resolution CD 93/2005 issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company elected to continue treating differences as permanent. The estimated effect as of June 30, 2011 that the adoption of the abovementioned criteria would have generated would have been a decrease in deferred liabilities of approximately Ps. 11.4 million which should be recorded in the Consolidated Balance Sheets accounts of previous years for Ps. 113.8 million and in the Consolidated Balance Sheets accounts of the fiscal year for Ps. 102.5 million.

Income tax expense for the years ended June 30, 2011, 2010 and 2009 consisted of the following:

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

11.    Income taxes (continued)

	2011		2010		2009
Current income tax expense	Ps	138,519	Ps	91,759	Ps	54,664
Deferred income tax benefit		(20,368)		(12,534)	(37,882)
Income tax expense	Ps	118,151	Ps	79,225	Ps	16,782

	2011		2010		2009
Beginning of year	Ps	10,905	Ps	23,439	Ps	(14,443)
Disposal of subsidiary (Note 2.h)		(31,116)		- -		- -
Acquisition of business (Note 2.h)		4,410		- -		- -
Current income tax benefit		20,368		(12,534)		37,882
End of period	Ps	4,567	Ps	10,905	Ps	23,439

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities at June 30, 2011 and 2010 are presented below:

	Balances as of June 30, 2010		Changes for the year		Balances as of June 30, 2011
Deferred tax assets and liabilities:
Accounts receivable	Ps.	10,812	Ps.	(6,971)	Ps.	3,841
Other receivables and prepaid expenses		3,490		(1,694)		1,796
Inventory		(2,722)		(4,585)		(7,307)
Investments		(24,499)		(17,750)		(42,249)
Fixed assets		(24,650)		7,218		(17,432)
Intangible assets		(7,977)		163		(7,814)
Salaries and social security payable		1,251		276		1,527
Short-term and long-term debt		(469)		(483)		(952)
Taxes payable		- -		518		518
Customer advances		37,703		6,832		44,535
Other liabilities		679		(2,616)		(1,937)
Provisions		2,718		1,404		4,122
Tax loss carryforwards (i)		67,426		(41,206)		26,220
Valuation allowance		(52,857)		52,556		(301)
Net deferred income tax asset	Ps.	10,905	Ps.	(6,338)	Ps.	4,567

(i) As of June 30, 2011 and 2010 the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 74.9 million and Ps. 192.6 million, respectively, which expire at various dates through 2016.

Income tax expense for the years ended June 30, 2011, 2010 and 2009 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2011		2010		2009
Income tax expense at statutory tax rate on pretax income (loss)	Ps.	135,103	Ps.	71,121	Ps.	(5,918)
Non-deductible expenses		1,894		82		(2,334)
Tax loss carryforwards (i)		(14,169)		(41,826)		- -
Change in valuation allowance		(16,622)		40,636		7,656
Inflation adjustment		11,491		12,067		11,784
Loss for disposal of Tarshop		5,362		- -		- -
Gain on equity investee		(3,191)		- -		- -
Others, net		(1,717)		(2,855)		5,594
Income tax expense	Ps.	118,151	Ps.	79,225	Ps.	16,782

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

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

12.     Issuance of Convertible and Non-Convertible Notes and Securities representing short-term debt

Issuance of Convertible and Non-Convertible Notes

i)      Issuance of Convertible Notes

On July 19, 2002, the Company issued US$ 50 million of Series I Convertible Notes (“Convertible Notes”) with a face value of Ps. 0.1 each due July 19, 2014. The Convertible Notes bear interest at a fixed rate of 10% per annum and interest is payable semi-annually. The Convertible Notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of (i) the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and (ii) US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each. The shares underlying the conversion of the Notes are entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

This issuance was approved by the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by Resolution No. 14,196 of the Comisión Nacional de Valores dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

On October 7, 2010, holders of Convertible Notes amounting to US$ 15.5 million exercised their conversion rights. Consequently, the Company issued 477,544,197 shares of common stock, with a face value of Ps. 0.1 each. In addition, on September 21, 2011, one holder of Convertible Notes exercised their conversion rights. Consequently, the Company issued 277,777 shares of common stock, with a face value of Ps. 0.1 each. Upon conversion and issuance of the shares, the share capital of the Company increased from 782,064,214 to 1,259,886,188 shares of common stock. Thus, from the program issuance date until September 30, 2011, holders of Convertible Notes have exercised their right to convert them for a total of US$ 18.3 million.

As of September 30, 2011, the amount of Convertible Notes outstanding is US$ 31.7 million.

On May 26, 2011, the Company has made an offer to repurchase its Convertibles Notes, subject to certain conditions. See Note 5.f.

ii)     Issuance of 2007 Non-Convertible Notes

On May 11, 2007, the Company issued two series of Non-Convertible Notes for a total amount of US$ 170 million (the “2007 Non-Convertible Notes). These issuances were part of the Global Issuance Program of Notes for a face value of up to US$ 200 million authorized by Resolution No. 15,614 of Comisión Nacional de Valores dated April 19, 2007. On October 29, 2009,the Ordinary and Extraordinary Meeting of Shareholders approved the increase of an additional amount of US$ 200 million of the Global Issuance Program of Notes, reaching a total amount of up to US$ 400 million.

Series I of the 2007 Non-Convertible Notes amounted to US$ 120 million and accrue interest at a fixed interest rate of 7.875% payable on May 11 and November 11 of each year as from November 11, 2007. Principal is due May 11, 2017.

On June 15, 2011, the Company pledged corporate Series I of the 2007 Non-Convertible Notes in favor of Banco Hipotecario S.A. at a nominal value of US$ 1.2 million.

Series II of the 2007 Non-Convertible Notes amounted to Ps. 154,020 (equivalent to US$ 50 million). Principal is due in seven equal and consecutive semi-annual installments as from June 11, 2009, and accrue interest at a fixed rate of 11% per annum, payable on June 11 and December 11 of each year as from December 11, 2007.

On April 18, 2011, the Company repurchased from Cresud S.A.C.I.F. y A., the controlling shareholder of IRSA, US$ 5 million of Series I of 2007 Non-Convertible Notes at a price of US$ 5.1 million, which price resulted from an average of prices quoted by three banks plus accrued interest until settlement of the transaction. In addition, during fiscal

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

12.     Issuance of Convertible and Non-Convertible Notes and Securities representing short-term debt (continued)

year 2009, the Company had repurchased from the market another US$ 5 million of Series I of 2007 Non-Convertible Notes. As of June 30, 2011, the Company repurchased a total of US$10 million of Series I of 2007 Non-Convertible Notes, which were valued at face value and netted against the principal plus interest owed.

As of June 30, 2011,the Company had also repurchased US$ 1.4 million of Series II of 2007 Non-Convertible Notes, which were valued at face value and netted against the principal plus interest owed.

As of June 30, 2011, IRSA holds Series II of 2007 Non-Convertible Notes for a face value of Ps 13.3 million.

iii)    Issuance of 2009 Non-Convertible Notes

In addition, under the Global Issuance Program of Notes, on November 10, 2009, the Company issued two series of Non-Convertible Notes (the “2009 Non-Convertible Notes) for a total amount of Ps. 80.7 million.

Series III of the 2009 Non-Convertible Notes amounted to Ps. 55.8 million and accrued interest at a variable Badlar rate plus a 3% margin payable on a quarterly basis. Principal was due and paid on May 12, 2011.

Series IV of the 2009 Non-Convertible Notes amounted to Ps. 24.9 million (equivalent to US$ 6.6 million) and accrued interest at a fixed rate of 6.75% payable on a quarterly basis. Principal was due and paid on May 12, 2011.

iv)   Approval of Short Term Global Program by the Shareholders Meeting

On October 29, 2009, the Ordinary and Extraordinary Meeting of Shareholders approved the creation of the Global Program for the issuance of securities representing short-term debt (up to 1 year term) in the form of simple Non-Convertible Notes denominated in Argentine Pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

13.     Subsequent events

Barter – Beruti plot of land

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required (See Note 2.h). On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

On July 15, 2011, TGLT S.A. filed a review remedy against the ruling that ordered the injunction, which was granted on the same date.

Moreover, on August 3, 2011, Alto Palermo S.A. filed an appeal against the first instance ruling that granted the injunction and suspended construction works. Such appeal was lodged with the Court of Appeals, Division II, and has not been decided upon yet. Furthermore, on August 15, 2011 the answer to the complaint in due time and form was acknowledged.

Change of Metroshop’s Corporate name

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A and the amendment of its corporate purpose to capitalize on market opportunities. Metroshop will continue providing its services, which have been broadened in scope to the following areas:

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

13.     Subsequent events (continued)

- Consumer credit marketing and financing

- Issuance and marketing of credit cards.

- Performance of any type of agency and representation.

- Management of administrative, advertising and commercial activities.

Such amendments were registered with the Public Registry of Commerce on August 29, 2011 under number 17,795.

Soleil Factory

On August 3, 2011, INCSA granted APSA the conveyance deed for the property and APSA paid the US$ 1 million which was agreed to be paid on that date. On the same date, a first lien mortgage was granted on the property to secure payment of the balance (US$ 12.6 million) plus interest.

Nuevo Puerto Santa Fe S.A

On August 18, 2011, upon meeting the conditions governing the purchase and sale of shares of Nuevo Puerto Santa Fe S.A. (NPSF) (See Note 2.h), the transfer of shares was perfected. Furthermore, NPSF and Casino Puerto Sante Fe (CPSF) entered into a sublease agreement which replaces the previous lease agreement originally held by NPFS.

As agreed by the parties, the balance shall be payable in 19 equal, monthly and consecutive installments.

Purchase of shares of Arcos del Gourmet S.A.

On September 7, 2011 APSA acquired shares of Pablo Bossi, Eduardo Giana and Patricio Tobal, representing 8.185% of Arcos del Gourmet S.A.’s common stock and votes. The total price amounted to one million seven hundred and fifty thousand dollars (US$ 1,750,000), paid on September, 2011.

Furthermore, they agreed to modified the variable price of the shares acquired on 2009, representing forty (40%) of Arcos del Gourmet S.A.’s common stock and votes. It was fixed on 10% applicable to all increases of Arcos del Gourmet S.A.’s common stock.

Shareholders’ meeting

On October 31, 2011, the shareholders met and approved the following matters among other things:

i) The ratification of payment of cash dividends in advance of Ps. 130,825, a payment of additional cash dividends of Ps. 117.055, the appropriation of 5% of the net income for the year of Ps. 13,029 to the legal reserve and the remainder of Ps. 330 to the voluntary reserve for general purposes account.

ii) A compensation package to the Board of Directors for Ps. 29,419.

iii) Ratification of the decisions approved by the former Shareholders’ meetings with regard to the implementation of the allocation of up to 1% of the Company’s Shareholders’ equity, which amounts to Ps. 9,070, through an incentive program aimed at the Company’s officials.

iv) Modification of the face value of the Company’s outstanding shares.

v) Approval of the creation of a new Global Issuance Program of Notes, non-convertible into shares, secured or non-secured or secured by third parties, and for a maximum outstanding amount of US$ 300 million (or its equivalent in other currencies) at any time.

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

13.     Subsequent events (continued)

Creation of Consumo Centro private financial trust

On October 7, 2011, Metroshop, as trustor, together with Comafi Fiduciario Financiero S.A., acting as trustee of the “Fideicomiso Financiero Privado Yatasto”, as original holder, created a private financial trust called “Consumo Centro”, which was assigned by Metroshop under trust the legal ownership of certain receivables that were not in good standing, including personal loans, credit card receivables and refinanced receivables generated by Metroshop in the ordinary course of business, and which shall issue pass-throughs in favor of the original holder.

The receivables assigned under trust amount to about Ps. 39.3 million.

As from such assignment, Metroshop will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the assignment in trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by Metroshop between August 26, 2011, cutoff date, and September 30, 2011, which amount to Ps. 0.15 million, were transferred on October 7, 2011 to a Argentine pesos-denominated checking account held by the Company at Banco Comafi for a total amount of Ps. 1.8 million.

Arcos Shareholders’ Meeting

A Shareholders’ Meeting of Arcos del Gourmet S.A. was held on October 5, 2011, which meeting finally approved the company’s financial statements for the fiscal year ended June 30, 2011. Such Meeting was adjourned and on November 4, 2011 approved a capital increase of up to Ps. 11,000 with a subscription price of Ps. 0.00387, which includes Ps. 0.001 par value per share and Ps. 0.00287 as share premium per share; the Shareholders’ Meeting also approved payment of subscription price by the capitalization of existing irrevocable contributions, the debt-for-equity swap involving some loan agreements granted by the Company plus accrued interest, with the balance being paid-in in cash.

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

	Year ended June 30,
	2011		2010		2009
Reconciliation of net income (loss):
Net income (loss) as reported under Argentine GAAP attributable to Alto Palermo S.A.	Ps.	260,578	Ps.	119,102	Ps.	(22,060)
US GAAP adjustments:
- Pre-operating expenses (Note 14.I.b)		1,732		(8,399)		(13,291)
- Software developed or obtained for internal use (Note 14.I.c)		7		49		57
- Purchase accounting amortization and depreciation expenses (Note 14.I.e).		22,321		60,729		1,339
- Accounting for real estate barter transactions (Note 14.I.f)		(7,815)		- -		(2,569)
- Reversal of gain from valuation of inventories at net realizable value (Note 14.I.g)		(13,802)		(1,162)		- -
- Securitization accounting (Note 14.I.h)		- -		(2,280)		6,737
- Accounting for marketable securities (Note 14.I.i)		(893)		(172)		(3,036)
- Debtor’s accounting for a modification of convertible debt instruments (Note 14.I.j)		(899)		(445)		(395)
- Amortization of fees related to the Senior Notes (Note 14.I.k)		(133)		(97)		70
- Present-value accounting (Note 14.I.l)		(4,233)		(2,333)		13,124
- Reversal of previously recognized impairment losses (Note 14.I.m)		3,228		2,627		3,223
- Reversal of capitalized financial costs (Note 14.I.n)		1,200		(52)		(65,587)
- Revenue recognition – deferred insurance and origination fees (Note 14.I.o)		(2,139)		22,925		(3,378)
- Revenue recognition – deferred commissions (Note 14.I.p)		(10,363)		(3,187)		(4,006)
- Revenue recognition – scheduled rent increases (Note 14.I.q)		13,935		18,751		8,013
- Impact of US GAAP adjustments on equity investee (Note 14.I.v)		2,925		- -		- -
- Allowance for loan losses of credit card portfolio of Metroshop (Note 14.I.y)		(2,088)		- -		- -
- Disposal of business (Note 14.I.w)		32,838		- -		- -
- Push-down accounting (Note 14.I.x)		688		- -		- -
- Deferred income tax (Note 14.I.r)		(4,166)		15,958		(25,892)
- Non-controlling interest on adjustments above (Note 14.I.s)		513		(610)		(12,788)
- Net income (loss) under US GAAP attributable to Alto Palermo S.A.	Ps.	293,434	Ps.	221,404	Ps.	(120,439)
- Non-controlling interest (Note 14.II.s)		6,592		5,486		1,158
- Net income (loss) under US GAAP	Ps.	300,026	Ps.	226,890	Ps.	(119,281)

Earnings per share under US GAAP attributable to Alto Palermo S.A. (Note 14.II.j):
Basic net income (loss) per common share	Ps.	0.26	Ps.	0.28	Ps.	(0.15)
Diluted net income (loss) per common share	Ps.	0.13	Ps.	0.09	Ps.	(0.15)
F-47

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

As of June 30,
2011			2010
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP attributable to Alto Palermo S.A	Ps.	906,953	Ps.	828,960
US GAAP adjustments:
- Appraisal revaluation of fixed assets (Note 14.I.a)		(3,953)		(3,953)
- Pre-operating expenses (Note 14.I.b)		(21,961)		(23,693)
- Software developed or obtained for internal use (Note 14.I.c)		- -		(7)
- Differences in basis relating to purchase accounting
Original value (Note 14.I.d)		109,353		93,507
Purchase accounting - Amortization and depreciation expenses(Note 14.I.e)		17,773		23,643
- Accounting for real estate barter transactions (Note 14.I.f)		(10,534)		(2,719)
- Reversal of gain from valuation of inventories at net realizable value (Note 14.I.g)		(14,964)		(1,162)
- Debtor’s accounting for a modification of convertible debt instruments (Note 14.I.j)		389		1,288
- Amortization of fees related to the Senior Notes (Note 14.I.k)		49		182
- Present-value accounting (Note 14.I.l)		10,943		15,273
- Reversal of previously recognized impairment losses (Note 14.I.m)		(41,215)		(44,443)
- Reversal of capitalized financial costs (Note 14I.n)		(59,085)		(60,285)
- Revenue recognition - deferred insurance and origination fees (Note 14.I.o)		- -		(12,603)
- Revenue recognition – deferred commissions (Note 14.I.p)		(35,447)		(25,084)
- Revenue recognition – scheduled rent increases (Note 14.I.q)		47,546		33,611
- Accounting for the investment in TGLT (Note 14.I.u)		12,255		- -
- Impact of US GAAP adjustments on equity investee (Note 14.I.v)		(6,923)		- -
- Allowance for loan losses of credit card portfolio of Metroshop(Note 14.I.y)		(2,088)		- -
- Push-down accounting (Note 14.I.x)		(13,168)		- -
- Deferred income tax (Note 14.I.r)		(71,617)		(106,182)
- Non-controlling interest on adjustments above (Note 14.I.s)		(20,349)		(20,544)
- Shareholders’ equity under US GAAP attributable to Alto Palermo S.A.	Ps.	803,957	Ps.	695,789
- Non-controlling interest		158,440		152,887
- Shareholders’ equity under US GAAP	Ps.	962,397	Ps.	848,676

Description of changes in shareholders’ equity under US GAAP:	Year ended June 30,
	2011			2010
	Alto Palermo S.A.	Non-controlling interest	Total	Alto Palermo S.A.	Non-controlling interest	Total
- Shareholders’ equity as of the beginning of the year under US GAAP	Ps. 695,789	152,887	848,676	Ps. 528,898	131,205	660,103
- Cash dividends	(243,825)	(2,054)	(245,879)	(56,000)	(1,158)	(57,158)
- Other comprehensive income (Note 14.II.o)	11,175	207	11,382	1,487	107	1,594
- Conversion of debt into common stock	61,240	- -	61,240	- -	- -	- -
- Push-down accounting (Note 14.I.x)	(13,856)	- -	(13,856)	- -	- -	- -
- Acquisition of Tarshop	- -	- -	- -	- -	(1,574)	(1,574)
- Non-controlling shareholders’ contribution	- -	808	808	- -	6,744	6,744
- Non-controlling interest in Arcos del Gourmet	- -	- -	- -	- -	12,077	12,077
- Net income under US GAAP	293,434	6,592	300,026	221,404	5,486	226,890
- Shareholders’ equity as of the end of the year	Ps. 803,957	158,440	962,397	Ps. 695,789	152,887	848,676
F-48

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

b)      Pre-operating expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-opening activities and other start-up costs. These costs are amortized under the straight-line method generally over a period of three years. Under US GAAP, pursuant to ASC No. 720-15 “Other Expenses – Start-Up Costs” (“ASC No. 720-15”), such costs are charged to income as incurred. The US GAAP adjustment for the years ended June 30, 2011, 2010 and 2009 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expense on costs capitalized under Argentine GAAP and expensed under US GAAP.

c)     Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs related to software developed or obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of ASC No. 350-40 “Intangibles - Goodwill and Other - Internal-Use” (“ASC No. 350-40”).

The US GAAP adjustment for the years ended June 30, 2011, 2010 and 2009 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expense on costs capitalized under Argentine GAAP and expensed under US GAAP. As of June 30, 2011, these costs were fully amortized under Argentine GAAP.

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

In addition, the US GAAP reconciling item includes various adjustments related to purchase accounting differences for certain business combinations which occurred prior to the year ended June 30, 2005 between US GAAP and Argentine GAAP prior to the adoption of revised accounting standards in Argentina. For business combinations which occurred prior to that date, the application of US GAAP standards to those business combinations resulted in differences between the amount of goodwill recorded for Argentine GAAP and US GAAP purposes. Following the adoption of pre-codification FAS 142 or ASC No. 350 “Intangibles - Goodwill and Others” (“ASC No. 350”), goodwill amortization ceased under US GAAP effective July 1, 2002. During this year, as a result of the sale of Tarshop, goodwill of an amount of Ps. 1.4 million was reversed. Consequently the net book value of goodwill under US GAAP as of June 30, 2011 amounts to Ps. 38.8 million while under Argentine GAAP the net book value of negative goodwill amounts to Ps. 0.2 million.

The differences between Argentine GAAP and US GAAP described above related to the acquisitions which occurred prior to July 1, 2009 impacted the US GAAP adjustments to net income as described in Note 14.I.e. and representing the net effect of (i) reversing the amortization expense of negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on lower amounts of fixed assets under US GAAP (reduced on a pro rata basis to allocate negative goodwill); (iii) amortization charges for intangible assets recognized under US GAAP (and reduced to zero under Argentine GAAP); and (iv) reversing the amortization of goodwill charged under Argentine GAAP and ceased under US GAAP since June 30, 2002.

Acquisitions for which their acquisition date was after July 1, 2009

Acquisition of Arcos del Gourmet

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

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Cash and cash equivalents acquired	Ps.	13
Fair value of non-cash assets acquired		103,120
Fair value of liabilities assumed		(8,124)
Fair value of net assets acquired	Ps.	95,009
Non-controlling interest		(12,077)

Purchase price	Ps.	24,108
Seller financing		(14,213)
Cash and cash equivalents acquired		(13)
Advance payments		(2,254)
Net cash paid for the acquisition	Ps.	7,628

Acquisition of Soleil Factory shopping center business

As discussed in Note 2.h, on July 1, 2010, the Company acquired the “Soleil” business from INCSA. Soleil is a shopping center located in San Isidro, Province of Buenos Aires. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business, and accordingly, the Company accounted for the acquisition under the purchase method of accounting.Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.i.

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

As a result of the above explanation, the US GAAP adjustment for the acquisition of Soleil represents the net effect of (i) the charge expense of transaction costs for Ps. 2.8 million;(ii) the recognition of a bargain purchase gain of Ps. 18.5 million. This bargain purchase gain arose due to the underperformance and undermanagement of the underlying “Soleil” shopping center business. Additionally, the purchase price was negotiated between the parties when a preliminary agreement was signed in December 2007, and was not subsequently modified. Since December 2007, there were periods on inflation in Argentina, generating a higher fair value of Soleil´s net assets at the date of acquisition. This increase in the fair value of net assets acquired without a corresponding increase in the purchase price, also generated this bargain purchase gain.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Fair value of non-cash assets acquired (i)	Ps	81,093
Fair value of liabilities assumed		(1,108)
Fair value of net assets acquired	Ps.	79,985

Purchase price	Ps.	61,486
Seller financing		(33,403)
Advance payments (ii)		(28,083)
Net cash paid for the acquisition	Ps.	- -
(i)	Corresponds to fixed assets of Ps. 67.0 million, intangible assets of Ps. 3.1 million, air space of Ps. 6.7 million and deferred income assets of Ps. 4.3 million.
(ii)	Amount paid in 2007 when preliminary agreement was signed between INCSA and the Company.

In the period from acquisition to June 30, 2011, Soleil contributed revenues of Ps. 22.1 million and net income of Ps. 9.6 million to the Company’s consolidated results. If Soleil had been acquired on July 1, 2009, combined revenues of the Company would have been Ps. 1,026.6 million (unaudited) and net income would have been Ps. 231.0 million (unaudited) for the year ended June 30, 2010. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of the Soleil to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from July 1, 2009, together with its consequential tax effects.

Acquisition of Metroshop S.A.’s shares

As discussed in Note 2.h, on January 13, 2011, the Company completed the acquisition of an additional 50% interest in Metroshop. As from that date, Metroshop becomes a wholly-owned subsidiary of the Company. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. Under Argentine GAAP, the excess of the fair value of the net assets acquired

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

d)     Differences in basis relating to purchase accounting (continued)

over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.i.

Under US GAAP, the Company applied the provisions of ASC No. 805 and also determined that this transaction qualifies as a business acquisition. Accordingly, the Company accounted for the acquisition under the purchase method of accounting and allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values.Under ASC No. 805, the acquirer’s previously held equity interest is remeasured to fair value at the date the controlling interest is acquired. Any difference between the carrying value and the fair value of the previously held equity interest is recognized as a gain or loss in the income statement. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the fair value of the consideration transferred and any previously held equity interest in the acquiree and any non-controlling interest is a bargain purchase gain and should be recognized in earnings. Acquisition-related costs are considered separate transactions and should not be included as part of the consideration transferred, but rather expensed as incurred. There were no significant transaction costs as part of the transaction.

As a result of the above explanation, the US GAAP adjustment for the acquisition of Metroshop represents the effect of (i) the recognition of a bargain purchase gain of Ps. 2.4 million and (ii) the gain from the re-measurement of the previously held interest at fair value of Ps. 7.6 million.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Cash and cash equivalents acquired	Ps.	2,279
Fair value of non-cash assets acquired (i)		75,414
Fair value of liabilities assumed		(41,680)
Fair value of net assets acquired	Ps.	36,013

Purchase price	Ps.	25,947
Net cash paid for the acquisition	Ps.	25,947
(i)	Corresponds mainly to intangible assets of Ps. 15.2 million, receivables of Ps. 55.6 million and other assets of Ps. 4.6 million.

In the period from acquisition to June 30, 2011, Metroshop contributed revenues of Ps. 4.8 million and net income of Ps. 0.5 million to the Company’s consolidated results. If Metroshop had been acquired on July 1, 2010, combined revenues of the Company would have been Ps. 1,168.8 million (unaudited) and net income would have been Ps. 288.4 million (unaudited) for the year ended June 30, 2011. If Metroshop had been acquired on July 1, 2009, combined revenues of the Company would have been Ps. 1,031.8 million (unaudited) and net income would have been Ps. 220.4 million (unaudited) for the year ended June 30, 2010. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of the Metroshop to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from July 1, 2009 or 2010, as applicable, together with its consequential tax effects.

Treatment of goodwill

Effective July 1, 2002, the Company does not amortize goodwill under US GAAP. ASC 350 requires the Company to periodically test goodwill for impairment, at least annually, or sooner if evidence of possible impairment arises. The

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

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

The Company performed Step 1 of the goodwill impairment testing as of the end of its fiscal year June 30, 2010. The Step 1 tests indicated that the fair value of the reporting units -calculated primarily using discounted expected future cash flows- exceeded their carrying values as of that date. Accordingly, Step 2 of the goodwill impairment testing was not required and no impairment charges were necessary. There were no impairment indicators present as of June 30, 2011, and therefore, no test was performed as of that date.

e)      Purchase accounting - Amortization and depreciation expenses

This reconciling item should be read in conjunction with item 14.I.d. above.

Under Argentine GAAP, goodwill continued to be amortized. As a result, the US GAAP adjustment to income represents the reversal of the amortization expense on goodwill under Argentine GAAP totaling Ps. 0.3 million, Ps. 2.7 million and Ps. 2.6 million for the years ended June 30, 2011, 2010 and 2009, respectively.

Due to the differences in the purchase price allocation process, generally when negative goodwill exists, there are differences in the carrying amount of fixed assets and intangible assets acquired between Argentine GAAP and US GAAP. As a result, the US GAAP adjustment to income represents the net effect of (i) amortization charges for intangible assets recognized under US GAAP; (ii) higher amortization of deferred revenues (below-market leases); (iii) lower depreciation charges on fixed assets; and (iv) reversal of the amortization of the negative goodwill recorded under Argentine GAAP. The net effect of all of these adjustments amounted to a loss of Ps. 4.0 million, Ps. 0.4 million and Ps. 1.2 million during the years ended June 30, 2011, 2010 and 2009, respectively.

Acquisitions for which their acquisition dates was after July 1, 2009

As a result of the explanation in Note 14.II.d, the US GAAP adjustment for the acquisitions of Soleil and Metroshop for the year ended June 30, 2011 represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 20.8million, (ii) the gain from the re-measurement of the previously held interest at fair value of Ps. 7.6 and (iii) the charge to expense of transaction costs for Ps. 2.8 million. The US GAAP adjustment for the acquisition of Arcos for the year ended June 30, 2010 represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 58.8 million and (ii) the charge to expense of transaction costs for Ps. 0.4 million.

The US GAAP reconciling item represents the net effect of the followings adjustments:

	Year ended June 30,
	2011		2010		2009
US GAAP adjustments:
- Reversal of amortization expense on goodwill	Ps.	342	Ps.	2,681	Ps.	2,568
- Differences in the purchase price allocation process		(3,617)		(422)		(1,229)
- Bargain purchase		20,775		58,822		- -
- Re-measurement of the previously held interest at fair value .		7,589		- -		- -
- Transaction costs .		(2,768)		(352)		- -
- Total .		22,321		60,729		1,339
F-54

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

f)     Accounting for real estate barter transactions

From time to time the Company enters into barter transactions whereby the Company exchanges real estate -primarily undeveloped parcels of land held for sale in the ordinary course of business- for other real estate. These transactions may also involve monetary consideration.

Under Argentine GAAP, the Company determined that these transactions have commercial substance and therefore recognized them based on the fair value of the assets involved, as a result, a gain of Ps. 2.6 million was recognized for the year ended June 30, 2009. There were no barter transactions of this type for the year ended June 30, 2011 and June 30, 2010.

Under US GAAP, the Company applies the provisions of ASC No. 845 “Non-Monetary Transactions” (“ASC No. 845”). Under ASC No. 845 the Company determined that all of its barter transactions have commercial substance and therefore the transactions must be measured at fair value.

Furthermore, the Company completed certain barter transactions where no or little monetary consideration was involved. As these transactions involved the exchange of real estate and the amount of the monetary consideration was not significant, the Company concluded that the exchange is a nonmonetary transaction, and considered the guidance in ASC No. 360-20 “Property, Plant and Equipment - Real Estate” (“ASC No. 360-20”) for the recognition of gain. The Company accounted for these barter transactions under the deposit method prescribed in ASC 360-20. Under the deposit method, the Company does not recognize any profit, nor does it record a receivable and continues to have the involved property as an asset on its balance sheet. Rather, the Company discloses that these items are subject to a sales contract under a barter transaction. Any gain recognized under Argentine GAAP for these types of transactions was reversed under US GAAP in prior periods.

The Company completed another barter transaction whereby the Company exchanged a parcel of land for monetary consideration and residential units to be constructed in the future. The Company recognized a gain of Ps. 20.5 million on this transaction under Argentine GAAP. Under US GAAP, the Company evaluated the guidance and considered that this transaction is partly monetary and non-monetary. The gain of the non-monetary exchange of land for finished units will be deferred until the units are finished and delivered to the Company. Once that delivery occurs, the Company will evaluate if the non-monetary transaction qualifies for gain recognition under ASC No. 845. For the monetary portion of the transaction, the Company follows ASC 845-10-15-15 through 16 and considering that: i) the sale is consummated, ii) consideration has been exchanged, iii) the cash received is not subject to future subordination, and iv) the risks and rewards of ownership have been transferred, the Company concluded that the transaction met the criteria for sale recognition under ASC 360. Therefore, the Company determined that the gain related to the non-monetary portion of the transaction of Ps. 8.2 million should be reversed for US GAAP while maintaining the gain of Ps. 12.3 million for the monetary portion of the transaction. The gain under US GAAP was calculated as the total gain multiplied by a factor determined as the consideration received over the sum of the consideration plus the fair value of the item received.

For the year ended June 30, 2011, the US GAAP adjustment reflects (i) the effect of the reversal of the above mentioned gains, and (ii) the recognition of a gain of Ps. 0.4 million related to the termination of barter transactions originated in prior years for which the related results have been previously recognized for Argentine GAAP purposes. No gain recognized under US GAAP for the years ended June 30, 2010 and 2009.

g)     Reversal of gain from valuation of inventories at net realizable value

Under Argentine GAAP, inventories for which the title has not yet been transferred but for which a down payment has been received fixing the sales price and the terms and conditions of the agreement provide reasonable assurance about the closing of the transaction and realization of gain, are carried at net realizable value as of period-end (these transactions are considered “consummated” for Argentine GAAP purposes). Under US GAAP, inventories are carried at cost. The US GAAP adjustment for the year ended June 30, 2011, represents the reversal of the gain of Ps. 15.0 million related to the sale of Rosario plot of land (see Note 2.h) recognized under Argentine GAAP and the recognition of a gain of Ps. 1.2 million related to the sale of Carlos Gardel plot of land (see Note 2.h) since the conditions for revenue related to a prior

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

g)    Reversal of gain from valuation of inventories at net realizable value (continued)

transaction were fulfilled for US GAAP purposes. Any loss recognized under Argentine GAAP for these types of transactions was reversed under US GAAP for the year ended June 30, 2010.

h)     Securitization accounting

The Company enters into ongoing revolving-period securitization programs transferring credit card receivables to trusts in exchange for cash and retained interests in the trusts (known as “CPs”). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to the Company on a monthly basis according to a schedule until all TDFs are fully paid.

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

Under US GAAP, prior to July 1, 2010 the Company adopted SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, as amended by SFAS 156, both of them codified under the topic ASC No. 860 “Transfers and Servicing” (“ASC No. 860”). ASC No. 860 required an entity to recognize the financial and servicing assets it controls and the liabilities it had incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets were allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. Furthermore, the Company considered that the securitization programs through which it transfers receivables to financial trusts qualify as QSPEs. ASC No. 860 also provided guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of ASC No. 860, separately recognized servicing assets and servicing liabilities had to be initially measured at fair value, if practicable. Subsequent to initial recognition, the Company might have used either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. Following ASC No. 860, the Company elected the amortization method and assessed the increase in the obligation of the servicing liability based on fair value.

Prior to July 1, 2010, the retained interests in securitized credit card receivables were treated as an equity security classified as available-for-sale in accordance with ASC No. 320 “Investments – Debt and Equity Securities” (“ASC No. 320”), and were carried at fair value. At the time of securitization, the retained interest was initially recorded at the basis allocated in accordance with ASC No. 860. This original cost basis was periodically adjusted to fair value, which was based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projected cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) were recorded as a component of other comprehensive income. ASC No. 320 also stated that for individual securities classified as available-for-sale an enterprise should determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income should be reclassified into the statement of operations. Cash reserves were considered retained interests and as such they were considered in calculating the gain or loss on the sale of receivables under US GAAP.

Effective July 1, 2010, the Company implemented new accounting guidance provided by SFAS 166 and 167 (ASU 2009-16 and ASU 2009-17, respectively, under the new codification), which amend the accounting for the transfers of financial assets and the consolidation of variable interest entities (VIEs).

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

h)     Securitization Accounting (continued)

The new guidance eliminates the concept of qualified special purpose entities (“QSPEs”) that were previously exempt from consolidation and introduces a new framework for determining the primary beneficiary of a VIE. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. Therefore, the Company must evaluate all existing securitization trusts that qualify as QSPEs to determine whether they must be consolidated in accordance with ASU 2009-17. Under the new guidance, the primary beneficiary is the party that has both (1) the power to direct the activities of an entity that most significantly impact the VIE’s economic performance; and (2) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

To assess whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, the Company considers all facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes, first, identifying the activities that most significantly impact the VIE’s economic performance; and second, identifying which party, if any, has power over those activities.

As a consequence of this assessment, the Company was deemed to be the primary beneficiary of these securitization trusts because the Company (through its subsidiaries) has the power to direct the activities of these VIEs through its servicing responsibilities and duties. The Company also through its retained interests held in these securitizations has the obligation to absorb losses or the right to receive benefits from the VIE.

Therefore, the Company must, under ASC 810-10-65, measure the components of those newly consolidated financial trusts at their carrying amounts as of the adoption date. The Company must determine the amounts of the assets, liabilities, and noncontrolling interests of the newly consolidated financial trusts, that would have been recorded in the Company’s financial statements as of July 1st 2010, as if ASU 2009-17 had been effective as of the date of the Company’s initial involvement with the financial trusts. Any difference between the net amount added (assets less liabilities of each financial trusts where the Company is primary beneficiary) from the Company’s balance sheet and the amount of any previously recognized retained interest is recognized as a cumulative-effect adjustment to retained earnings as of June 30, 2010.

The company determined that the difference between (i) the net amount that should be added as of June 30, 2010 (carrying amounts of assets less liabilities of each financial trusts), and (ii) the amount of the retained interest related to securitization programs, is not material. Therefore, no adjustments to retained earnings were recognized under US GAAP as of June 30, 2010. The amount of retained interest as of June 30, 2010 was as follows:

	Cost		Estimated unrealized (loss) (i)		Fair value (ii)
Retained Interest as of June 30, 2010	Ps.	119,576	Ps.	(4,457)	Ps.	115,119

These retained interests were treated as an equity securities classified as available-for-sale in accordance with ASC No. 320, and were carried at fair value. As of July 1, 2010, in accordance with the new accounting standards, the estimated unrealized losses were reclassified to retained earnings (loss) and the company must consolidate its VIEs in which it had retained interests and for which it is the primary beneficiary. The table below presents the assets and liabilities of the financial trusts which have been consolidated for US GAAP purposes:

	July 1, 2010
Total Assets (1)	Ps.	268,692
Total Liabilities (2)	Ps.	151,559
CPs	Ps.	117,133

(1)	Included cash and due from banks, credit card receivables net of allowances and other assets.
(2)	Included debt securities and other liabilities.
F-57

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

h)     Securitization Accounting (continued)

As further explained in note 14.I.w) on September 13, 2010, APSA sold 80% of Tarshop’s capital stock thus retaining an equity interest of 20% in such entity. At the date of the sale, APSA deconsolidated the subsidiary (Tarshop) and recognized a gain for the sale of 80% capital stock in accordance with ASC No. 810 amounting to Ps. 28.8 million. Therefore, no reconciliation adjustments were recorded since such date regarding Tarshop securitization programs.

Provided below is an analysis of the securitization accounting adjustments as of June 30, 2010, including a description of each significant component, where appropriate.

The shareholders’ equity adjustments as of such date represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts were carried at the lower of their equity value and their fair value. Under US GAAP those retained interests were considered available-for-sale securities in accordance with ASC No. 320 and, as a result, were carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity at June 30, 2010 are as follows:

	2010
Equity value, net of allowances, as reported under Argentine GAAP	Ps.	144,913
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(29,794)
Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.	115,119
Estimated fair value of retained interests related to securitization programs that qualified as a sale under US GAAP		115,119
US GAAP adjustment	Ps.	- -

The US GAAP adjustments affecting net income as reported under Argentine GAAP for the year ended June 30, 2010, are as follows:

	2010
Reversal of (gains) losses recognized under Argentine GAAP	Ps.	(6,374)
Recognition of gains (losses) under US GAAP on the sale of receivables		4,094
US GAAP adjustment	Ps.	(2,280)

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

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

h)     Securitization Accounting (continued)

The following summarizes the changes in the balance of the Company’s retained interests for the year ended June 30, 2010:

	Cost		Estimated unrealized gain (loss)		Fair value (i)

Balance at June 30, 2009	Ps.	134,659	Ps.	(6,737)	Ps.	127,922
Increase in retained interest		56,724		- -		56,724
Liquidation of retained interests		(71,807)		- -		(71,807)
Change in unrealized gain		- -		2,280		2,280
Balance at June 30, 2010	Ps.	119,576	Ps.	(4,457)	Ps.	115,119
(i)	Unrealized gains for the year ended June 30, 2010 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The valuation models use information deriving from or that can be observed with market data.

i)     Accounting for marketable securities

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

The cost and estimated fair values of marketable securities available for sale at June 30, 2011 and 2010 were as follows:

	2011
Instrument	Cost	Unrealized gain	Fair value

Mutual funds	145,909	1,327	147,236
Mortgage bonds	461	16	477

	2010
Instrument	Cost	Unrealized gain	Fair value

Mutual funds	41,148	444	41,592
Mortgage bonds	717	11	728
Government bonds	34	- -	34

Gross gains of Ps. 0.5 million and Ps. 0.3 million for the years ended June 30, 2011 and 2010, respectively, were realized.

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

j)     Debtor’s accounting for a modification of convertible debt instruments

As indicated in Note 12, in August 2002 the Company issued US$ 50 million of Convertible Notes. Under US GAAP, the Company applied ASC No. 470-20 “Debt – Debt with Conversion and Other Options” (“ASC No. 470-20”), which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. Under US GAAP, the Company applied the guidance in ASC No. 470-20 regarding Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios. ASC 470-20 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). No proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

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

Under US GAAP, in November 2006, the EITF reached a final consensus in ASC No. 470-50-40 “Debt – Modifications and Extinguishments - Derecognition” (“ASC No. 470-50-40”), formerly EITF Issue No. 96-19 “Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments”. ASC No. 470-50-40 reconsidered the original consensus in the US guidance regarding Accounting for Modification to Conversion Options Embedded in Debt Instruments and Related Issues that the change in fair value of an embedded conversion option should be included in the cash flow analysis under ASC No. 470-50 in determining whether a debt instrument has been modified or extinguished.  This Issue considers the accounting for a modification of debt terms (or exchange in debt instruments) when a change in the fair value of an embedded conversion option has occurred or an embedded conversion option has been added or eliminated from the debt instrument.

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
F-60

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

Based on the analysis performed, neither of criteria 1, 2 or 3 above was met. Accordingly, the change of the debt instrument was not accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively, amounting to Ps. 0.9 for the year ended June 30, 2011 and Ps. 0.4 million for the years ended June 30, 2010 and 2009.

k)     Amortization of fees related to the Senior Notes

Under Argentine GAAP, fees and expenses relating to the Series II of Non-Convertible Notes are amortized on a straight-line method over the term of the agreement. Under US GAAP, following ASC No. 310-20 “Receivables – Nonrefundable Fees and Other Costs” (“ASC 310-20”), such costs are amortized over the same period but using the effective interest method. The US GAAP adjustments amount to a loss of Ps. 0.1 million and Ps. 0.1 million for the years ended June 30, 2011 and 2010, respectively, and a gain of Ps. 0.1 million for the year ended June 30, 2009.

l)      Present-value accounting

Under Argentine GAAP, certain tax credits are present-valued as of year-end. Under US GAAP, present valuing or discounting of these assets is precluded. The US GAAP adjustments amount to a loss of Ps. 4.2 million and Ps. 2.3 million for the years ended June 30, 2011 and 2010, respectively, and a gain of Ps. 13.1 million for the year ended June 30, 2009.

m)     Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed for the years ended June 30, 2011, 2010 and 2009 amounted to Ps. 0.2 million, Ps. 0.7 million and Ps. 0.1 million, respectively. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Previously impairment losses reversed under Argentine GAAP increased the asset cost giving rise to higher depreciation expense under Argentine GAAP. These higher depreciation charges are reversed under US GAAP which for the years ended June 30, 2011, 2010 and 2009 amounted to Ps. 3.4 million.

n)     Reversal of capitalized financial costs

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the years ended June 30, 2011, 2010 and 2009 related to the PAMSA project. Under US GAAP, the Company applied the provisions of ASC No. 835-20 “Interest - Capitalization of Interest” (“ASC No. 835-20”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under ASC No. 835-20. The US GAAP reconciling item represents the net effect of (i) reversing the foreign exchange differences capitalized under Argentine GAAP related to the acquisition and

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

n)     Reversal of capitalized financial costs (continued)

construction of PAMSA for the years ended June 30, 2011, 2010 and 2009 amounting to a loss of Ps. 0.5 million, a loss of Ps. 1.8 million and a gain of Ps. 65.6 million, respectively; and (ii) the reversal of depreciation expense on foreign exchange differences capitalized under Argentine GAAP and expensed under US GAAP amounting to Ps. 1.7 million only for the years ended June 30, 2011 and 2010.

o)     Revenue recognition – deferred insurance and origination fees

Under Argentine GAAP, the Company, through its investments in Tarshop, accounted for revenues from life and disability insurance and origination fees related to credit card and personal loans receivables on an up-front basis. Under US GAAP, revenue from life and disability insurance and origination fees is recognized to income on a straight line basis over the term of the respective underlying receivables. As discussed in Note 2.h, the Company sold an 80% in Tarshop on September 13, 2010, and deconsolidated the subsidiary as of that date. As from September 13, 2010, the Company maintains a 20% interest in Tarshop and accounts for its investment under the equity method of accounting. Therefore, there is no longer a US GAAP adjustment to equity for this item as of June 30, 2011. The US GAAP adjustment to income for the year ended June 30, 2011 related to the deferral of these revenues through the date Tarshop was deconsolidated with the Company. Any US GAAP adjustment related to this item is included in the determination of the equity investment in Tarshop and disclosed as Item 14.I.v in the US GAAP reconciliation.

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

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

q)     Revenue recognition – scheduled rent increases (continued)

space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses in renovation, maintenance and improvements.

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

r)      Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in ASC No. 740-10 “Income Taxes” (“ASC No. 740-10”) (formerly FIN 48 “Uncertain Tax Positions”). However, as discussed in Note 11, following Resolution CD 93/2005 issued by CPCECABA, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

Under US GAAP, the Company applies ASC No. 830 “Foreign Currency Matters – Income Taxes” (“ASC No. 830”), which requires such differences to be treated as temporary.

In addition, the US GAAP adjustment includes the effect of deferred income taxes on the reconciling items, as appropriate.

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of the net deferred tax assets related to the consumer financing business (Metroshop S.A.), as the future realization of their tax benefits is not considered by management to be more likely than not. The Company recognized tax loss carryforwards for an amount of Ps. 6.7 million. The legal expiration period for this tax loss carry forwards is five years. In its assessment, the Company has considered the near-term projections of the consumer financing business segment after measures taken by the Company to streamline the operations.

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

Accordingly, under US GAAP, a full valuation allowance has been provided for the net deferred tax assets and tax credits related to tax on minimum presumed income related to the consumer financing business segment amounting to Ps. 10.8 million and the tax effects on US GAAP adjustments.

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

u)      Accounting for the investment in TGLT

Under Argentine GAAP, the Company holds a 8.86% investment in TGLT and accounted for this investment at acquisition cost since it is not held for trading. TGLT is a public company in Argentina whose shares are traded in the Buenos Aires Stock Exchange. Under US GAAP, the investment in TGLT represents an investment in equity securities with readily determinable fair value and not held for trading. Accordingly, under US GAAP, the Company also applies ASC No. 320 and accounts for this investment at fair value with unrealized gains or losses excluded from income and reported separately in shareholders’ equity.

The cost and estimated fair values of TGLT at June 30, 2011 were as follows:

	Amortized Cost Basis		Fair Value		Gross unrealized Gain		Gross unrealized Loss
TGLT	Ps.	56,295	Ps.	68,550	Ps.	12,255	Ps.	- -

v)      Impact of US GAAP adjustments on equity investee

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

v)      Impact of US GAAP adjustments on equity investee (continued)

investees. As discussed in Note 2.h, the Company sold an 80% in Tarshop on September 13, 2010, and deconsolidated the subsidiary as of that date. As from September 13, 2010, the Company maintains a 20% interest in Tarshop and accounts for its investment under the equity method of accounting. As of June 30, 2011, the only equity investee of the Company under Argentine GAAP is its investment in Tarshop. The US GAAP adjustments on the Company’s equity investee related primary to (i) loan loss reserves; (ii) loan origination fees and costs and (iii) consolidation of variable interest entities. The impact of the US GAAP adjustments to the financial statements of Tarshop prepared under Argentine GAAP were a gain of Ps. 2.9 million.

Under Argentine GAAP, the Company recognized the non-controlling investment retained under the equity method at the date control was lost. Under US GAAP the Company recognized the non-controlling investment retained at its fair value at the date control was lost. The US GAAP adjustment on the Company´s equity investee amounted to Ps. 9.6 million. The net impact to equity of the adjustments described above amount to Ps. 6.9 million as of June 30, 2011.

w)      Disposal of business

a)      Disposal of equity interest in Tarshop

As discussed in Note 2.h, on September 13, 2010, the Company completed the disposal of an 80% controlling interest in Tarshop S.A to Banco Hipotecario S.A., a related party. Under Argentine GAAP, the Company (i) derecognized the assets and liabilities at their carrying amounts at the date control was lost; (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained under the equity method at the date control was lost and (iv) recognized the resulting difference as a loss on the sale in the statement of income. Under Argentine GAAP, the Company derecognized net assets of Ps. 149.1 million, recognized a non-controlling investment of Ps. 28.9 million and recognized a loss on the sale of Tarshop of Ps. 13.9 million in the income statement.

Under US GAAP, the Company applies the provisions of ASC No. 810. Under ASC No. 810, the loss of control in a subsidiary results in the recognition of a gain or loss on the sale of the interest sold and on the revaluation of any retained non-controlling investment. A loss of control is an economic event, similar to that of gaining control, and, therefore, is a remeasurement event. As a result, under US GAAP, the Company (i) derecognized the assets and liabilities of Tarshop at their carrying amounts at the date control was lost (including associated goodwill); (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained at its fair value at the date control was lost and (iv) recognized the resulting difference as gain or loss in income attributable to the Company. The resulting gain or loss is calculated as the difference between (1) the aggregate of (a) the fair value of the consideration received and (b) the fair value of the noncontrolling investment retained in the former subsidiary on the date the subsidiary is deconsolidated; and (2) the carrying amount of the former subsidiary´s net assets. Under US GAAP, the Company derecognized net assets of Ps. 96.5 million, recognized a non-controlling investment of Ps. 19.1 million and determined a gain of Ps. 28.8 million. Under US GAAP, this resulting gain relates to both the interest sold and the noncontrolling investment retained. The loss related to the remeasurement of the noncontrolling investment retained to fair value is Ps. 0.2 million.

As a result of the above explanation, the US GAAP adjustments represents the difference between the Argentine GAAP loss on the sale and the US GAAP aggregate gain on the interest sold and noncontrolling investment retained.

b)      Disposal of Metroshop’s business

As discussed in Note 2.h, on January 13, 2011, the Company completed the disposal of Metroshop’s credit portfolio to Tarshop. Under Argentine GAAP, the Company (i) derecognized the assets at their carrying amounts at the date of disposal; (ii) recognized the fair value of the consideration received; and (iii) recognized the resulting difference as a gain on the sale in the statement of income. Under Argentine GAAP, the Company derecognized net assets of Ps. 22.2 million, and recognized a gain on the sale of Metroshop’s credit portfolio of Ps. 15.2 million in the income statement.

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

w)      Disposal of business (continued)

Under US GAAP, the Company applies the provisions of ASC No. 810 and determined that this transaction qualifies as the loss of control of a group of assets that constitutes a business. As a result, under US GAAP, the Company (i) derecognized the assets at their carrying amounts at the date the control was lost; (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained at its fair value at the date control was lost; and (iv) recognized the resulting difference as gain or loss in income attributable to the Company. Under US GAAP, the Company derecognized net assets of Ps. 32.7 million and determined a gain of Ps. 5.3 million.

As a result of the above explanation, the US GAAP adjustment represents the difference between the Argentine GAAP and the US GAAP gain on the assets sold.

x)      Push down adjustments of IRSA Inversiones y Representaciones S.A.

Under US GAAP, pursuant to ASC No. 805 and SAB Topic 5.J “New Basis of Accounting Required in Certain Circumstances”, when a purchase transaction results in an entity becoming substantially wholly owned push down accounting is applied in the acquired entity´s separate financial statements. Push down accounting requires that the fair value adjustments and goodwill or negative goodwill identified by the acquiring entity be pushed down and reflected in the financial statements of the acquired entity. The parent company of the Company, IRSA, increased its equity interest in the voting capital of the Company on October 15, 2010 (the “October 15, 2010 acquisition”). As a consequence of the October 15, 2010 Acquisition Company has applied push down accounting. For Argentine GAAP purposes, push down accounting is not applied.

The October 15, 2010 Acquisition does not result in a change of control of the Company by IRSA. Accordingly, this increase in ownership interest will be accounted for in IRSA´s financial statements as an equity transaction. The difference between the fair value of the consideration paid for the additional equity interest and the related carrying value of the non-controlling interest acquired amounting approximately to Ps. 138 million will be recorded as additional paid in capital within equity . This amount has not been pushed down to the Company under US GAAP.

For US GAAP purposes, IRSA had applied the purchase method of accounting in the step acquisitions of the Company which occurred at mainly in 2003 and 2005 prior to the October 15, 2010 acquisition, and, had recorded purchase price adjustments to recognize the assets acquired and liabilities assumed at fair values. For certain of the acquisitions, negative goodwill was identified and allocated to long-lived assets reducing the net asset basis. Certain other acquisitions resulted in the recognition of a step-up in the long-lived asset basis. All of these adjustments also impacted the amount of depreciation and amortization recorded in IRSA´s books and related deferred income tax effects. Therefore, following the push down accounting rules, the US GAAP reconciliation includes an adjustment to the net asset basis of the Company to reflect the net asset basis of the Company as recorded on IRSA´s books at the time of the October 15, 2010 Acquisition.

The following table summarizes the push down adjustment:

As of October 15, 2010
Allocation of negative goodwill to reduce the value of fixed assets following FAS 141 at the time of the related acquisitions	(26,341)
Step-up in the fixed asset basis following FAS 141 at the time of the related acquisition	5,024
Deferred income tax	7,461
Total	(13,856)

The US GAAP reconciliation adjustment has been further broken down to disclose the fact that the consolidated financial statements of the Company prior to the October 15, 2010 Acquisition reflect the historical accounting basis in the

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

x)      Push down adjustments of IRSA Inversiones y Representaciones S.A. (continued)

Company´s assets and liabilities and are labeled “Predecessor Company”, while such records subsequent to the October 15, 2010 Acquisition are labeled “Successor Company” and reflect the push down basis of accounting for the new fair values in the consolidated financial statements of the Company. In order to assist the reader, these changes are presented in the breakdown of the US GAAP reconciliation adjustment by a demarcation using a vertical black line, which appears between the information entitled Predecessor Company and Successor Company. The black line signifies that the amounts shown for the periods prior to and subsequent to the October 15, 2010 are not comparable.

Reconciliation of net income generated in the year ended June 30, 2011 separated in two periods, before and after push down accounting

	Oct. 15, 2010 – Jun. 30, 2011		Jul. 1, – Oct. 14, 2010
	Successor		Predecessor
Reconciliation of net income:
Net income as reported under Argentine GAAP attributable to Alto Palermo S.A.	Ps.	173,845	Ps.	86,733
US GAAP adjustments:
- Pre-operating expenses (Note 14.I.b)		1,714		18
- Software developed or obtained for internal use (Note 14.I.c)		- -		7
- Purchase accounting amortization and depreciation expenses (Note 14.I.e)		8,392		13,929
- Accounting for real estate barter transactions (Note 14.I.f)		384		(8,199)
- Reversal of gain from valuation of inventories at net realizable value (Note 14.I.g)		(14,964)		1,162
- Accounting for marketable securities (Note 14.I.i)		(100)		(793)
- Debtor’s accounting for a modification of convertible debt instruments (Note 14.I.j)		(786)		(113)
- Amortization of fees related to the Senior Notes (Note 14.I.k)		(216)		83
- Present-value accounting (Note 14.I.l)		(1,503)		(2,730)
- Reversal of previously recognized impairment losses (Note 14.I.m)		2,389		839
- Reversal of capitalized financial costs (Note 14.I.n)		1,016		184
-Revenue recognition - deferred insurance and origination fees (Note 14.I.o)		- -		(2,139)
- Revenue recognition – deferred commissions (Note 14.I.p)		(9,443)		(920)
- Revenue recognition – scheduled rent increases (Note 14.I.q)		10,335		3,600
- Impact of US GAAP adjustments on equity investee (Note 14.I.v)		3,139		(214)
- Allowance for loan losses of credit card portfolio of Metroshop (Note 14.I.y)		(2,088)		- -
- Disposal of business (Note 14.I.w)		(9,866)		42,704
- Push-down accounting (Note 14.I.x)		688		- -
- Deferred income tax (Note 14.I.r)		(9,471)		5,305
- Non-controlling interest on adjustments above (Note 14.I.s)		6		507
- Net income under US GAAP attributable to Alto Palermo S.A.	Ps.	153,471	Ps.	139,963
- Non-controlling interest		5,039		1,553
- Net income under US GAAP	Ps.	158,510	Ps.	141,516

	Oct. 15, 2010 – Jun. 30, 2011		Jul. 1, – Oct. 14, 2010
Earnings per share
Basic net income per common share	Ps.	0.14	Ps.	0.18
Diluted net income per common share	Ps.	0.07	Ps.	0.06
F-67

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

x)      Push down adjustments of IRSA Inversiones y Representaciones S.A. (continued)

Income statement of APSA under US GAAP separated in two periods, before and after push down accounting

	Oct. 15, 2010 – Jun. 30, 2011	Jul. 1, – Oct. 14, 2010
	Successor	Predecessor
Revenues	793,697	351,968
Costs	(393,524)	(175,585)
Gross profit	400,173	176,383
Selling expenses	(37,073)	(31,886)
Administrative expenses	(52,423)	(23,390)
Net income from retained interest in securitization receivables	(307)	5,543
Gain from recognition of inventories at net realizable value	- -	1,162
Gain in bargain purchase	9,866	18,499
Gain in disposal of business	5,312	28,837
Operating income	325,548	175,148
Net income on equity investees	14,073	1,545
Financial results, net	(64,845)	(23,632)
Other (expenses) income, net	(3,396)	(219)
Income before taxes and non-controlling interest	271,380	152,842
Income tax expense	(112,870)	(11,326)
Total net income	158,510	141,516
Non-controlling interest	(5,039)	(1,553)
Total net income attributable to Alto Palermo S.A.	153,471	139,963

Description of changes in shareholders’ equity under US GAAP, separated in two periods, before and after push down accounting:

	Oct. 15, 2010 – Jun. 30, 2011 Successor			Jul. 1, – Oct. 14, 2010 Predecessor
	Alto Palermo S.A.	Non-controlling interest	Total	Alto Palermo S.A.	Non-controlling interest	Total
- Shareholders’ equity as of the beginning of the period	Ps. 900,229	154,672	1,054,901	Ps. 695,789	152,887	848,676
- Cash dividends	(243,825)	(2,054)	(245,879)	- -	- -	- -
- Other comprehensive income	7,938	(25)	7,913	3,237	232	3,469
- Conversion of debt into common stock	- -	- -	- -	61,240	- -	61,240
- Push-down accounting	(13,856)	- -	(13,856)	- -	- -	- -
- Non-controlling shareholders contribution	- -	808	808	- -	- -	- -
- Net income under US GAAP	153,471	5,039	158,510	139,963	1,553	141,516
- Shareholders’ equity as of the end of the period	Ps. 803,957	158,440	962,397	Ps. 900,229	154,672	1,054,901
F-68

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

I.      Differences in measurement methods (continued)

x)      Push down adjustments of IRSA Inversiones y Representaciones S.A. (continued)

Comprehensive income separated in two periods, before and after push down accounting:

	Oct. 15, 2010 – Jun. 30, 2011 Successor
	Alto Palermo S.A.		Non-controlling interest		Total
Net income under US GAAP	Ps.	153,471		5,039		158,510
Other comprehensive income:
Net change in unrealized holding loss on available-for-sale securities (i)		(28)		(25)		(53)
Net change in unrealized holding gain in available for sale securities, TGLT (ii)		7,966		- -		7,966
Comprehensive income	Ps.	161,409	Ps.	5,014	Ps.	166,423
(i)	Net of income taxes of Ps. 204 and Ps. (177) for Alto Palermo S.A. and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. 4,289.
	Jul. 1, – Oct. 14, 2010 Predecessor
	Alto Palermo S.A.		Non-controlling interest		Total
Net income under US GAAP	Ps.	139,963		1,553		141,516
Other comprehensive income:
Net change in unrealized holding gain on retained interests in securitized receivables (i)		2,836		- -		2,836
Net change in unrealized holding gain on available-for-sale securities (ii)		401		232		633
Comprehensive income	Ps.	143,200	Ps.	1,785	Ps.	144,985
(i)	Net of income taxes of Ps. (1,527).
(ii)	Net of income taxes of Ps. (216) and Ps. (124) for Alto Palermo S.A. and the non-controlling interest, respectively.

y)      Allowance for loan losses of credit card portfolio of Metroshop

Under Argentine GAAP, the allowance for loan losses is calculated according to specific criteria. Loan loss reserves for consumer loans are based on the client’s aging.

Under US GAAP purposes, the Company has performed a migration analysis for credit cards loans of Metroshop following the ASC 450-20 and historical loss ratios were determined by analyzing historical losses, in order to calculate the allowance required for smaller-balance impaired loans and unimpaired loans for U.S. GAAP purposes. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios were updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

As a result of the analysis mentioned before, the Company recorded a loss of Ps. 2,088 for the year ended June 30, 2011. No loss recognized under U.S. GAAP for the years ended June 30, 2010 and 2009.

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

a)     Disclosure of maturities of long-term debt

Scheduled maturities of the long-term debt for the next fiscal years ended June 30 (excluding current portion), as of June 30, 2011, are as follows:

2012	Ps.	- -
2013		- -
2014		- -
2015		130,515
2016		- -
Thereafter		487,225
	Ps.	617,740
(1)	Not including deferred debt issuance costs in the amount of Ps. 2.2 million.

b)     Disclosure of operating lease information

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 14.I.q) for more information as to how the Company considered this definition.

Minimum future rentals on cancelable leases for each of the five fiscal years as from June 30, 2011 are as follows:

2012	Ps.	273,239
2013		218,379
2014		130,121
2015		56,142
2016		60,943
Thereafter		36,742
	Ps.	(1) 775,566

Included in lease revenues for the years ended June 30, 2011, 2010 and 2009 were contingent rentals of Ps. 158.5 million, Ps. 95.6 million and Ps. 70.9 million, respectively.

(1)	Includes leases agreements in U.S. Dollars at the exchange rate quoted by Banco Nación Argentina as of June 30, 2011 which was 4.11.

c)     Disclosure of related parties transactions

Pursuant to ASC No. 850 “Related Party Disclosures” (“ASC No. 850”), the Company provides the following additional disclosures of transactions with related parties. This section should be read in conjunction with Note 6 to the Consolidated Financial Statements.

Donations:During the year ended June 30, 2011, the Company has made donations to Fundación IRSA for Ps. 0.2 million.

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

Loans from Major Shareholders:The Convertible Notes mature on July 19, 2014. The Convertible Notes accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.1 par value per share. The conversion rate per U.S. dollar is the lesser of 30.864 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of the common shares.

As of June 30, 2011 IRSA owned US$ 31.7 million of the Company´s Convertible Notes. As of June 30, 2011,IRSA owned 94.89% of the common shares.

As of June 30, 2011 IRSA owned Series II of the Company’s Non-Convertible Notes for a face value of Ps. 13.3 million.

Lease of office property: As of June 30, 2011, the Company leases office and parking space from IRSA, under various long-term lease agreements maturing at various dates from 2011 through 2014. The Company pays an aggregate US$ 0.9 million under the agreements.

Barter agreement with TGLT: On October 13, 2010, the Company and TGLT, entered into an agreement to barter the Beruti 3351/59 plot of land for monetary consideration and future units to be constructed by TGLT on the land. See Note 2.h for details.

Corporate services: The Company shares corporate services (including but not limited to finance, human resources, procurement, internal audit, systems, administration, etc.) with IRSA and Cresud under an Exchange of Operating Services Agreement entered into by all three companies in June 2004 which was subsequently amended on August 23, 2007, August 14, 2008, November 27, 2009 and July 11, 2011. The Company pays a monthly fee, primarily through the provision of services to the other parties.

Legal services: The Company contracts legal services from the law firm Zang, Bergel & Viñes. The Company’s Vice-Chairman I Saúl Zang and the alternate Directors Juan M. Quintana, Salvador D. Bergel, and Pablo D. Vergara del Carril are members of the law firm Zang, Bergel & Viñes. Legal fees amounted to Ps. 2.7 million, Ps. 1.9 million and Ps. 2.5 million for the years ended June 30, 2011, 2010 and 2009, respectively.

Sale of 80% equity interest in Tarshop: On September 13, 2010, the Company sold a 80% equity interest in Tarshop to BHSA for a sale price of US$ 26.8 million. See Note 2.h and 14.I.w for details.

Negotiation between Metroshop and Tarshop: On January 13, 2011 Metroshop transferred to Tarshop some operating assets. See Note 2.h and 14.I.w for details.

Acquisition of Torodur’s shares: On June 13, 2011, the Company acquired from IRSA, Cam Communications LP (Bermudas) and Cam Communications LP (Delaware) a 100% interest in the capital stock of Torodur. See Note 2.h for details.

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

Under US GAAP, the Company applies the provisions of ASC No. 825 “Financial Instruments” (“ASC No. 825”) and ASC No. 815 “Derivatives and Hedging” (“ASC No. 815”). ASC No. 825 requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents, accounts receivable and accounts payable and other instruments. ASC No. 825 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. ASC No. 815 requires reporting entities to disclose certain information for derivative financial instruments. For information related to concentration of credit risk, see Note 14.II.f.

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

The following table summarizes the fair values of the assets measured at fair value on a recurring basis as of June 30, 2011 and 2010:

	…2011…
		Level 1		Level 2		Level 3		Total
Assets
Cash and banks	Ps.	24,620	Ps.	- -	Ps.	- -	Ps.	24,620
Other investments, net (i)		147,713		- -		- -		147,713
Other investments, net (ii)		68,550		- -		- -		68,550
Total	Ps.	240,883	Ps.	- -	Ps.	- -	Ps.	240,883

	…2010…
		Level 1		Level 2		Level 3		Total
Assets
Cash and banks	Ps.	27,284	Ps.	- -	Ps.	- -	Ps.	27,284
Other investments, net (i)		42,354		- -		- -		42,354
Other investments, net (iii)		- -		- -		115,119		115,119
Total	Ps.	69,638	Ps.	- -	Ps.	115,119	Ps.	184,757

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

d)     Disclosure about fair value of financial instruments (continued)

(i)	Includes mutual funds, mortgage bonds issued by BHSA and other government bonds.
(ii)	Corresponds to investments in equity securities in TGLT.
(iii)	Corresponds to retained interests in securitized receivables.

There were no liabilities measured at fair value on a recurring basis as of June 30, 2011 and 2010.

The following is a description of the valuation methodologies used for the assets and liabilities measured at fair value, key inputs and significant assumptions:

Cash equivalents: Cash equivalents represent highly liquid investments with original maturities of three months or less. Generally, quoted market prices are used to determine the fair value of these instruments.

Marketable securities: Marketable securities and other securities investments include debt securities and equity securities. The Company uses quoted market prices for identical or similar assets to measure fair value.

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

Short-term debt:The carrying amount of short-term debt reported in the consolidated balance sheet approximates fair value due to its short-term nature.

Long-term debt: As of June 30, 2011 and 2010, except for the Company´s Convertible Notes and Non-Convertible Notes as discussed below, the carrying amount of long-term debt reported in the consolidated balance sheet approximates their fair value.

The fair value of the Company´s Convertible Notes was Ps. 717.8 million and Ps. 1,261.9 million as of June 30, 2011 and 2010, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

In addition, the fair value of the Company´s Non-Convertible Notes Series I and II was Ps. 443.6 million and Ps. 8.0 million as of June 30, 2011, respectively, and Ps. 434.4 million and Ps. 79.6 million as of June 30, 2010, respectively. Such fair value was determined based on the market price of the Notes.

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

As of June 30, 2011 and 2010 the Company had cancelled the contracts.

The following table summarizes the gains and losses on derivative financial instruments reported in the Consolidated Statement of Operations for the years ended June 30, 2011 and 2010:

Derivatives not designated as hedging instruments under ASC No. 815	Location of (loss) gain recognized in income on derivative	Amount of (loss) gain recognized in income on derivative
		Years ended June 30,
		2011	2010
Foreign exchange contracts	Financial results, net (Note 7)	- -	(2,582)
		- -	Ps. (2,582)

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

f)     Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses

a)      Credit risk

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

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiary Metroshop.

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

f)     Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

As of June 30, 2011, Metroshop sold receivables aggregating Ps. 36.2 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated retained interests held by the Company representing Ps. 8.2 million and Ps. 0.2 million escrow reserves for losses.

b)      Disclosure about credit quality of financing receivables and allowance for credit losses

Consumer financing receivables

Financing receivables of the Company are mainly comprised of consumer financing receivables (including consumer loans and credit card transactions). As of June 30, 2011, consumer financing receivables represented 3.2% of total assets. Following is a table which includes an aging analysis of past due consumer financing receivables by class as of June 30, 2011:

	To mature	1-30 days past due	30-60 days past due	60-180 days past due	180-365 days past due	365+ days past due	Total past due
June 30, 2011:
Consumer:
Consumer – credit card	3,759	216	382	530	520	13,111	14,759
Consumer - loans	9,465	546	691	1,463	2,547	42,220	47,467

For its consumer financing segment, the Company has developed and documented a systematic methodology to determine its provision for loan losses, based on grouping its portfolio in loans with similar characteristic, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, the Company considers the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers’ management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system, and (ix) the effect of external factors (e.g., competition and regulatory requirements). As of June 30, 2011, the Company provided for losses with respect to consumer financing receivables for an amount of Ps. 59.9 million.

The following table present performing and nonperforming consumer financing receivables based on payment activity for the years ended June 30, 2011. Payment activity is reviewed by management on a monthly basis to determine how loans are performing. Loans are considered to be nonperforming when days delinquent is greater than 30 days.

	Consumer – credit card	Consumer – loans	Total
June 30, 2011:
Performing	7,376	11,665	19,041
Non-performing	11,142	45,267	56,409

Other financing receivables

As of June 30, 2011 and 2010, the Company holds outstanding loans granted to related parties (mainly Cresud and Tarshop) for an aggregate amount of Ps. 27.7 million. These loans are denominated mainly in Argentine Pesos and accrue interest at fixed interest rates ranging from 4% to 14%. The Company measures impairment for these receivables on an individual basis, considering the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral. As of June 30, 2011 and 2010, none of these receivables were past due nor impaired.

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

f)     Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

Furthermore, as of June 30, 2011, the Company holds mortgage receivables for an aggregate amount of Ps. 0.8 million. The Company measures impairment for these receivables on an individual basis, considering the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral. As of June 30, 2011, receivables for an amount of Ps. 0.1 million were past due. As of June 30, 2011, no allowance for doubtful accounts was recorded against these receivables.

g)     Recently issued accounting pronouncements

For the years ended June 30, 2011, 2010 and 2009, several accounting standards were effective for the Company. The Company provides below a description of those standards which are relevant to the Company´s business only and the impact of their adoption if any.

Recently Issued Accounting Standards

Financial Accounting Standard No. 141 (Revised 2007), “Business Combinations” (“FAS No. 141(R)”) or Accounting Standards Codification (“ASC”) 805, “Business Combinations”

The Company adopted FAS No. 141(R), or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic significantly changed the accounting for business combinations. Under this topic, an acquiring entity is required to recognize all the assets acquired and all the liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Transaction costs are no longer included in the measurement of the business acquired. Instead, these costs are expensed as they are incurred. This topic also includes a substantial number of new disclosure requirements. It applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which for the Company was the beginning of the 2010 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements. See Notes 14.I.d. and 14.I.e. for details.

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

Financial Accounting Standards No. 160, “Non-controlling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51” (“FAS No. 160”) or ASC 810-10-65-1,”Consolidation — Transition”

The Company adopted FAS No. 160 or ASC 810-10-65-1, on July 1, 2009, the first day of the 2010 fiscal year. This topic establishes new accounting and reporting standards for non-controlling interests, previously known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of non-controlling interests as equity in the consolidated financial statements separate from the parent’s equity. The amount of net income or loss attributable to the non-controlling interests is included in consolidated net income on the face of the income statement. This topic clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income attributable to the Company when a subsidiary is

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

g)     Recently issued accounting pronouncements (continued)

deconsolidated. Such gain or loss is measured using the fair value of the non-controlling equity investment on the deconsolidation date. This topic also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interests. This topic is applied prospectively for fiscal years and interim periods within those fiscal years, beginning with the current fiscal year, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. The adoption of this topic did not have a material impact on the consolidated financial statements.

FSP FAS No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies” (“FSP FAS No. 141(R)-1”) or new accounting guidance within ASC 805, “Business Combinations”

The Company adopted FSP FAS No. 141(R)-1, or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic applies to all assets acquired and all liabilities assumed in a business combination that arise from contingencies. This topic states that the acquirer will recognize such an asset or liability if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If it cannot be determined during the measurement period, then the asset or liability should be recognized at the acquisition date if the following criteria, consistent with the guidelines for accounting for contingencies, are met: (1) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. The adoption of this topic did not have a material impact on the consolidated financial statements.

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

Accounting Standards Update No. 2010-02 “Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification” (“ASU No. 2010-02”)

In January 2010, the FASB issued ASU No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

g)     Recently issued accounting pronouncements (continued)

required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this ASU did not have an impact on the consolidated financial statements relative to non-controlling interests.

Accounting Standards Update No. 2009-09 “Accounting for Investments - Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees” (“ASU No. 2009-09”)

In September 2009, the FASB issued ASU No. 2009-09, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees. This ASU represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Section 323-10-S99-4 was originally entered into the Codification incorrectly. The ASU was effective upon issuance. The adoption of ASU No. 2009-09 did not have material impact on the consolidated financial statements.

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

Accounting Standards Update No. 2010-06 “Improving Disclosures about Fair Value Measurements” (Topic 820) (“ASU No. 2010-6”)

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU No. 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements are presented separately. ASU 2010-06 was effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements since the Company does not have Level 2 or Level 3 fair value measurements. See Note 14.II.d. for details.

Accounting Standards Update No. 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU No. 2010-20”)

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which requires new and expanded financial statement disclosures. An entity is required to provide qualitative and quantitative disclosures about the allowance for credit losses, credit quality, impaired loans, modifications, and nonaccrual and past due financing receivables. In addition, the disclosures must be disaggregated by portfolio segment or class of financing receivable based on how a company develops its allowance for credit losses and how it manages its credit exposure. The provisions of ASU No. 2010-20 were effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The adoption of ASU No. 2010-20 did not have a material impact on the consolidated financial statements.

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

g)     Recently issued accounting pronouncements (continued)

Accounting Standards Update No. 2010-17 “Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition- A Consensus of the FASB Emerging Issues Task Force) (“ASU No. 2010-17”)

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This ASU codifies the consensus reached in EITF Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments to the Codification provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. The provisions of ASU No. 2010-17 were effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The adoption of ASU No. 2010-17 did not have a material impact on the consolidated financial statements.

Future Adoption of Recently Issued Accounting Standards

Accounting Standards Update No. 2010-29 “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)” (“ASU No. 2010-29”)

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force). The amendments in this Update affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the provisions of ASU 2010-29 to have a material effect on the consolidated financial statements.

Accounting Standards Update No. 2011-02 “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (“ASU No. 2011-02”)

In April 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this Update apply to all creditors, both public and nonpublic,that restructure receivables that fall within the scope of Subtopic 310-40,Receivables—Troubled Debt Restructurings by Creditors. The amendments in this Update are effective for annual periods ending on or after December 15, 2012, including interim periods within those annual periods. The Company is currently evaluating the impact that the provisions of ASU 2011-02 will have on the consolidated financial statements.

Accounting Standards Update No. 2011-03 “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements” (“ASU No. 2011-03”)

In April 2011, the FASB issued ASU No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The amendments in this Update remove from the assessment of effective control(1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The guidance in this Update is effective for the first interim or annual period beginning on or after December 15, 2011. The Company is currently evaluating the impact that the provisions of ASU 2011-03 will have on the consolidated financial statements.

Accounting Standards Update No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No. 2011-04”)

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

g)     Recently issued accounting pronouncements (continued)

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the Board does not intend for the amendments in this Update to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the Board’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For non public entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Nonpublic entities may apply the amendments in this Update early, but no earlier than for interim periods beginning after December 15, 2011. The Company is currently evaluating the impact that the provisions of ASU 2011-04 will have on the consolidated financial statements.

Accounting Standards Update No. 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU No. 2011-05”)

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under the amendments to Topic 220, Comprehensive Income, in this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented (this last requirement was deferred by the FASB on November 8, 2011). The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments do not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects, with one amount shown for the aggregate income tax expense or benefit related to the total of other comprehensive income items. In both cases, the tax effect for each component must be disclosed in the notes to the financial statements or presented in the statement in which other comprehensive income is presented. The amendments do not affect how earnings per share is calculated or presented. The amendments in this Update should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The Company is currently evaluating the impact that the provisions in ASU No. 2011-05 will have on the consolidated financial statements.

Accounting Standards Update No. 2011-08 “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (“ASU No. 2011-08”)

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. Under the amendments in this Update, an entity has the option to first assess qualitative factors to

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

g)     Recently issued accounting pronouncements (continued)

determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in paragraph 350-20-35-4. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in paragraph 350-20-35-9. Under the amendments in this Update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company is currently evaluating the impact that the provisions of this ASU will have on the consolidated financial statements.

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

	As of June 30,
	2011		2010		2009
Cash and Banks	Ps.	24,620	Ps.	27,284	Ps.	21,524
Current investments		150,328		162,448		186,169
Total cash and banks and current investments as per balance sheet	Ps.	174,948	Ps.	189,732	Ps.	207,693
Less: Items not considered cash and cash equivalents

- Mutual funds	Ps.	(26,304)	Ps.	(15,454)	Ps.	(1,424)
- Non convertible notes – Cresud S.A.C.I.F. y A.		(2,615)		- -		- -
- Retained interests in securitized receivables, net of allowances		- -		(117,248)		(126,033)
- Mortgage bonds issued by BHSA		(477)		(728)		(633)
- Government bonds		- -		(34)		(14,129)
- TDFs		- -		(2,846)		(16,490)
Cash and cash equivalents as shown in the statement of cash flows	Ps.	145,552	Ps.	53,422	Ps.	48,984
F-82

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

i)      Statement of Cash Flows classification differences (continued)

Under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by ASC No. 230. The effect of exchange rate changes on cash and cash equivalents for the fiscal years ended June 30, 2011, 2010 and 2009 amounts to Ps. 2.3 million, Ps. 0.7 million and Ps. 8.7 million, respectively.

Under Argentine GAAP, the Company, until January 13, 2011, proportionally consolidated the accounts of Metroshop. Under US GAAP, the investment in Metroshop was equity accounted until that date. As a result, differences existed between the amount of cash and cash equivalents reported in the primary statement of cash flows and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under US GAAP. Additionally, under Argentine GAAP, the sale of Metroshop’s credit portfolio to Tarshop (see Note 14.I.w.b) of Ps. 37.4 million were reported as operating activities whereas this transaction would be classified as cash flows from investing activities for US GAAP purposes. For these reasons, cash flows from operating, investing and financing activities were different in a statement of cash flows prepared under US GAAP using Argentine GAAP numbers since each line item would exclude the pro rata equity interest of the accounts of Metroshop. On January 13, 2011 the Company acquired the remaining 50% of Metroshop and now has control over the subsidiary. As a consequence, as from that date there are no differences in the statement of cash flows. See Note 14.II.p for details.

The following table set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	June 30, 2011		June 30, 2010		June 30, 2009
Net cash provided by operating activities	Ps.	414,187	Ps.	126,146	Ps.	69,876
Net cash (used in) provided by investing activities		(16,658)		17,094		(309,431)
Net cash (used in) provided by financing activities		(305,676)		(135,815)		20,300
Effect of exchange rate changes on cash and cash equivalents		2,259		664		8,700

j)     Earnings per share

Under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 10 to the Consolidated Financial Statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in ASC No. 260 “Earnings per Share” (“ASC No. 260”). See Note 3.x. for details.

The following tables set forth the computation of basic and diluted net income per common share under ASC No. 260 for all periods presented:

	Oct. 15, 2010 – June 30, 2011		July 1 – Oct. 14, 2010		June 30, 2010		June 30, 2009
Numerator:
Net income (loss) attributable to Alto Palermo S.A.	Ps.	153,471	Ps.	139,963	Ps.	221,404	Ps.	(120,439)
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes		9,363		4,582		18,650		- -
Foreign currency exchange loss on Convertible Notes		4,807		1,343		6,364		- -
Income tax effect		(4,605)		(2,114)		(8,599)		- -
Net income (loss) plus assumed conversions attributable to Alto Palermo S.A. (i)	Ps.	163,036	Ps.	143,774	Ps.	237,819	Ps.	(120,439)

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

j)     Earnings per share (continued)

Denominator:
Weighted-average number of shares outstanding		1,130,083		782,064		782,064		782,064
Plus: incremental shares of assumed conversions:
Convertible Notes		1,248,310		1,725,853		1,793,245		- -
Adjusted weighted-average number of shares (i)	Ps.	2,378,393	Ps.	2,507,917	Ps.	2,575,309	Ps.	782,064

	Oct. 15, 2010 – June 30, 2011		July 1 – Oct. 14, 2010	June 30, 2010		June 30, 2009
Basic and diluted EPS attributable to Alto Palermo S.A.:
Basic net income per common share	Ps.	0.14	Ps. 0.18	Ps.	0.28	Ps.	(0.15)
Diluted net income per common share (i)		0.07	0.06		0.09		(0.15)

(i)	For the year ended June 30, 2009, the computation of diluted earnings (losses) per share excludes the incremental shares from the assumed conversion of the Convertible Notes because their inclusion would be anti-dilutive.

On October 7, 2010, holders of Notes convertible into the Company’s shares exercised their conversion right. Consequently, the Company issued 477,544,197 shares of common stock with a face value of US$ 15.5 million. As from the conversion, the number of Company’s shares goes from 782,064,214 to 1,259,608,411.

k)     Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by ASC No. 712 “Compensation – Nonretirement Postemployment Benefits” (“ASC No. 712”), and ASC No. 710 “Compensation - General” (“ASC No. 710”), which require the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

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

Under Argentine tax law, the Company does not prepare a consolidated tax return. Subsidiaries are separate tax entities in the jurisdiction where they operate. Accordingly, under Argentine GAAP, the net deferred tax position by company has been classified as a non-current other receivable or as a non-current tax payable as appropriate. Under US GAAP, the classification of deferred taxes is determined by the classification of the current/non-current asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2011 and 2010, Ps. 28.2 million and Ps. 34.6 million, respectively, would have been classified as current assets; Ps 56.6 million and Ps. 37.7 million, respectively, would have been classified as non-current assets; Ps. 4.4 million and Ps. 0.3 million, respectively, would have been classified as current liabilities, and Ps. 75.9 million and Ps. 61.1 million, respectively, would have been classified as non-current liabilities.

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

l)     Balance sheet classification differences (continued)

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

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with ASC No. 605-45-15 “Revenue Recognition” (“ASC No. 605-45-15”) (formerly EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”) and include these costs incurred as a component of revenue and as a component of operating expenses in the Consolidated Statement of Operations. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 325.1 million, Ps. 217.7 million and Ps. 196.1 million for the years ended June 30, 2011, 2010 and 2009, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the ASC No. 605-45-15 be applied to the Argentine GAAP Consolidated Statement of Operations, net revenues under Argentine GAAP would have been Ps. 1,181.6 million, Ps. 1,002.6 million and Ps. 838.6 million for the years ended June 30, 2011, 2010 and 2009, respectively.

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

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 459.4 million, Ps. 297.6 million and Ps. 112.6 million for the years ended June 30, 2011, 2010 and 2009, respectively.

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

n)     Investments in debt and equity securities

ASC No. 320-10-65-1 “Investments - Transition Related to FSP 115-2 and FAS 124-2” (“ASC No. 320-10-65-1”) (formerly FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”) established a new method of recognizing and reporting other-than-temporary impairments of debt securities.

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

	Year ended June 30, 2011
	Alto Palermo S.A.		Non-controlling interest		Total
Net income under US GAAP	Ps.	293,434	Ps.	6,592	Ps.	300,026
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities (i)		373		207		580
Net change in unrealized holding gain on retained interests in securitized receivables (ii)		2,836		- -		2,836
Net change in unrealized holding gain on available-for-sale securities, TGLT (iii)		7,966		- -		7,966
Comprehensive income	Ps.	304,609	Ps.	6,799	Ps.	311,408

(i)	Net of income taxes of Ps. (201) and Ps. (111) for Alto Palermo S.A. and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. (1,527). The activity relates to a wholly-owned subsidiary.
(iii)	Net of income taxes of Ps. (4,289). The investment was made directly by Alto Palermo S.A.
	Year ended June 30, 2010
	Alto Palermo S.A.		Non-controlling interest		Total
Net income under US GAAP	Ps.	221,404	Ps.	5,486	Ps.	226,890
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities (i)		5		107		112
Net change in unrealized holding gain on retained interests in securitized receivables (ii)		1,482		- -		1,482
Comprehensive income	Ps.	222,891	Ps.	5,593	Ps.	228,484

(i)	Net of income taxes of Ps. (3) and Ps. (57) for Alto Palermo S.A. and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. (798).
F-86

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

o)      Comprehensive income (loss) (continued)

	Year ended June 30, 2009
	Alto Palermo S.A.		Non-controlling interest		Total
Net (loss) income under US GAAP	Ps.	(120,439)	Ps.	1,158	Ps.	(119,281)
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities (i)		1,956		18		1,974
Net change in unrealized holding loss on retained interests in securitized receivables (ii)		(4,318)		(61)		(4,379)
Comprehensive (loss) income	Ps.	(122,801)	Ps.	1,115	Ps.	(121,686)

(i)	Net of income taxes of Ps. (1,053) and Ps. (9) for Alto Palermo S.A. and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. 2,325 and Ps. 33 for Alto Palermo S.A. and the non-controlling interest, respectively.

	As of June 30, 2011
	Alto Palermo S.A.		Non-controlling interest		Total
Unrealized holding gain on available-for-sale securities	Ps.	879	Ps.	332	Ps.	1,211
Unrealized holding gain on available-for-sale securities, TGLT		7,966		- -		7,966
Accumulated other comprehensive income	Ps.	8,845	Ps.	332	Ps.	9,177

	As of June 30, 2010
	Alto Palermo S.A.		Non-controlling interest		Total
Unrealized holding gain on available-for-sale securities	Ps.	506	Ps.	125	Ps.	631
Unrealized holding loss on retained interests in securitized receivables		(2,836)		- -		(2,836)
Accumulated other comprehensive (loss) income	Ps.	(2,330)	Ps.	125	Ps.	(2,205)

	As of June 30, 2009
	Alto Palermo S.A.		Non-controlling interest		Total
Unrealized holding gain on available-for-sale securities	Ps.	501	Ps.	18	Ps.	519
Unrealized holding loss on retained interests in securitized receivables		(4,318)		- -		(4,318)
Accumulated other comprehensive (loss) income	Ps.	(3,817)	Ps.	18	Ps.	(3,799)

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

p)      Pro-rata consolidation of Metroshop

As discussed in Note 2.c. under Argentine GAAP the Company, until January 13, 2011, consolidated the accounts of Metroshop on a pro-rata basis. Under US GAAP consolidation was not appropriate since the Company did not exercise control over the subsidiary. On January 13, 2011 the Company acquired the remaining 50% of Metroshop and now has control over the subsidiary.

Presented below is the consolidated condensed information of the Company as of June 30, 2011 and 2010 considering Metroshop as an equity investee:

	As of and for the year ended June 30, 2011
	As reported	Elimination of Metroshop accounts	Inclusion of Metroshop as an equity investee	As adjusted
		(i)
Revenues	856,468	(8,905)	- -	847,563
Gross profit	598,708	(5,258)	- -	593,450
Net income	260,578	- -	- -	260,578

Net cash provided by operating activities	452,714	(1,099)	- -	451,615
Net cash provided by investing activities	(55,258)	72	1,100	(54,086)
Net cash used in financing activities	(305,326)	750	(1,100)	(305,676)
(i)	Corresponds to Metroshop’s activity until January 13, 2011.

	As of and for the year ended June 30, 2010
	As reported	Elimination of Metroshop accounts	Inclusion of Metroshop as an equity investee	As adjusted

Current assets	596,862	(26,526)	- -	570,336
Non-current assets	1,887,688	24,722	- -	1,912,410
Total assets	2,484,550	(1,804)	- -	2,482,746

Current liabilities	660,739	(1,865)	961	659,835
Non-current liabilities	862,508	(901)	- -	861,607
Total liabilities	1,523,247	(2,766)	961	1,521,442

Minority interest	132,343	- -	- -	132,343
Shareholders’ equity	828,960	- -	- -	828,960

Revenues	784,873	(13,661)	- -	771,212
Gross profit	526,041	(6,541)	- -	519,500
Net income	119,102	- -	- -	119,102

Net cash provided by operating activities	129,561	(2,751)	- -	126,810
Net cash provided by investing activities	9,118	27	6,375	15,520
Net cash used in financing activities	(134,241)	6,375	(6,375)	(134,241)
F-88

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

q)     Investments in real estate and accumulated depreciation

     The following is a summary of the Company’s investments in real estate as of June 30, 2011 prepared in accordance with SEC S-X 12-28.

Description	Encumbrances	Land		Buildings and improvement		Transfers		Improvements / Additions/ Deductions		Total buildings and improvements			Total	Accumulated depreciation		Date of construction	Date acquired	Life on which depreciation in latest Consolidated Statement of Operations is computed
Shopping centers:
- Abasto		Ps.	9,752	Ps.	248,716	Ps.	943	Ps.	1,539	Ps.	251,198	Ps.	260,950	Ps.	(106,472)	November, 1998	- -	31
- Alto Palermo			8,694		423,387		(1,753)		2,668		424,302		432,996		(317,651)	October, 1990	November, 1997 and March, 1998	26
- Alto Avellaneda			18,089		183,583		395		2,597		186,575		204,664		(140,399)	October, 1995	November and December, 1997	19
- Paseo Alcorta			11,268		122,550		215		285		123,050		134,318		(67,517)	June, 1992	June, 1997	25
- Alto Noa			357		45,880		(24)		339		46,195		46,552		(26,150)	September, 1994	March, 1995, September, 1996 and January, 2000	22
- Patio Bullrich			8,419		163,448		39		210		163,697		172,116		(89,020)	September, 1988	October, 1998	23
- Buenos Aires Design			- -		59,497		- -		236		59,733		59,733		(51,698)	Between November and December, 1993	November, 1997	20
- Alto Rosario			25,686		74,321		46		375		74,742		100,428		(21,310)	November, 2004	- -	29
- Mendoza Plaza Shopping			10,546		124,720		516		1,132		126,368		136,914		(58,288)	June, 1994	December, 2004	22
- Dot Baires			110,222		542,268		(83,971)		9,406		467,703		577,925		(44,801)	May 2009	November, 2006	28
- Dot Baires Offices			13,346		3,648		85,017		(1,839)		86,826		100,172		(2,056)	August, 2010	November, 2006	33
- Córdoba Shopping – Villa Cabrera.	Antichresis		5,009		97,535		703		461		98,699		103,708		(37,538)	March, 1990	December, 2006	16
Neuquén	Mortgage		2,132		10,823		363		(1,425)		9,761		11,893		(566)	Under construction	September, 1999	- -
Soleil Factory	Mortgage		- -		248		28,299		43,948		72,495		72,495		(3,781)	--	July, 2010	14
Other			3,170		18,072		283		1,042		19,397		22,567		(3,163)
Total		Ps.	226,690	Ps.	2,118,696	Ps.	31,071	Ps.	60,974	Ps.	2,210,741	Ps.	2,437,431	Ps.	(970,410)

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

q)     Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
Original value	2011		2010		2009
Balance, beginning of the year	Ps.	2,345,386	Ps.	2,275,848	Ps.	1,899,285
Additions during the year:
Improvements		69,202		66,717		307,219
Transfers from other fixed assets		31,071		6,013		70,049
	Ps.	2,445,659	Ps.	2,348,578	Ps.	2,276,553

Deductions during the year:
Deductions		(8,228)		(3,192)		(705)
	Ps.	(8,228)	Ps.	(3,192)	Ps.	(705)
Balance, end of the year	Ps.	2,437,431	Ps.	2,345,386	Ps.	2,275,848

	Year ended June 30,
Accumulated depreciation	2011		2010		2009
Balance, beginning of the year .	Ps.	868,850	Ps.	756,639	Ps.	677,640
Additions during the year	Ps.	101,705	Ps.	112,211	Ps.	79,011
Deductions during the year	Ps.	(145)	Ps.	- -	Ps.	(12)
Balance, end of the year	Ps.	970,410	Ps.	868,850	Ps.	756,639

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II.    Additional disclosure requirements

r)      Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2011 prepared in accordance with SEC
S-X 12-29.

	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages (1)		Principal amount of receivables subject to delinquent principal or interest
Customer A	14%	June 2014	Monthly	None		128		39	None
Customer B	14%	May 2014	Monthly	None		77		177	None
Customer C	12%	April 2015	Monthly	None		73		48	None
Customer D	14%	June 2009	Monthly	None		70		23	None
Customer E	14%	July 2009	Monthly	None		60		286	None
Customer F	14%	April 2014	Monthly	None		58		24	None
Customer G	12%	April 2015	Monthly	None		53		68	None
Customer H	16%	September 2009	Monthly	None		20		84	None
Mortgages Receivables Ps. 30,000-Ps. 49,999	14-17%	September 2009 - January 2011	Monthly	None		126		5	None
Mortgages Receivables Ps. 50,000-Ps. 69,999	14-16%	July 2014	Monthly	None		169		7	None
					Ps.	834	Ps.	761
(1)	Includes accrued interest and life insurance.
F-91

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statements (continued) (In thousands of Argentine Pesos, except as otherwise indicated)

14.     Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

r)     Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivable is as follows:

	Years ended June 30,
	2011		2010
Balance, beginning of the year	Ps.	717	Ps.	711
Additions during the years		44		6
Balance, end of year	Ps.	761	Ps.	717

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

c.    Negative goodwill, net

d.   Allowances and provisions

e.    Cost of leases and services, consumer financing and others

f.     Foreign currency assets and liabilities

g.   Other expenses

15.     Other financial statement information (continued)

a.     Fixed assets, net

	Original value										Depreciation								Net carrying value as of June 30
													Current year
Principal account	Value as of beginning of year		Additions		Deductions (1)		Transfers		Value as of end of year		Accumulated as of beginning of year		Deductions (1)		Amount (2)		Accumulated as of end of year		2011		2010
Properties:
Shopping Centers:
- Abasto	Ps.	258,043	Ps.	234	Ps.	- -	Ps.	461	Ps.	258,738	Ps.	98,200	Ps.	- -	Ps.	8,272	Ps.	106,472	Ps.	152,266	Ps.	159,843
- Alto Palermo		431,961		190		- -		174		432,325		296,087		- -		21,564		317,651		114,674		135,874
- Alto Avellaneda		201,034		763		- -		579		202,376		126,100		- -		14,299		140,399		61,977		74,934
- Paseo Alcorta		132,819		299		(656)		252		132,714		62,329		(48)		5,236		67,517		65,197		70,490
- Alto Noa		46,200		292		- -		8		46,500		23,675		- -		2,475		26,150		20,350		22,525
- Buenos Aires Design		59,373		158		- -		- -		59,531		50,472		- -		1,226		51,698		7,833		8,901
- Patio Bullrich		170,629		22		- -		1,071		171,722		80,987		- -		8,033		89,020		82,702		89,642
- Alto Rosario		99,960		55		- -		59		100,074		17,922		- -		3,388		21,310		78,764		82,038
- Mendoza Plaza Shopping		134,536		847		- -		728		136,111		53,555		- -		4,733		58,288		77,823		80,981
- Neuquén		10,054		221		(2,848)		- -		7,427		566		- -		- -		566		6,861		9,488
- Dot Baires		589,686		6,101		(1,342)		(18,137)		576,308		23,891		(53)		20,963		44,801		531,507		565,795
- Soleil Factory		- -		41,748		- -		28,299		70,047		- -		- -		3,781		3,781		66,266		- -
- Córdoba Shopping – Villa Cabrera		100,146		281		- -		2,649		103,076		32,548		- -		4,990		37,538		65,538		67,598
Other		20,912		- -		- -		- -		20,912		2,501		- -		628		3,129		17,783		18,411
Office property		273		- -		- -		- -		273		17		- -		17		34		239		256
Dot Baires offices		13,346		3,648		(1,839)		85,017		100,172		- -		(44)		2,100		2,056		98,116		13,346
Leasehold improvements		15,982		7		(6,607)		(750)		8,632		13,266		(6,338)		1,467		8,395		237		2,716
Facilities		1,681		1,603		(3,201)		- -		83		1,098		(2,444)		1,349		3		80		583
Furniture and fixtures		37,330		3,480		(3,420)		2,704		40,094		24,257		(2,533)		4,616		26,340		13,754		13,073
Vehicles		291		- -		- -		- -		291		272		- -		7		279		12		19
Computer equipment		32,617		1,263		(15,737)		5,672		23,815		30,209		(9,683)		1,750		22,276		1,539		2,408
Software		18,972		642		(7,329)		1,482		13,767		17,644		(6,330)		1,281		12,595		1,172		1,328
Suppliers advances		32,907		19,318		(144)		(40,930)		11,151		- -		- -		- -		- -		11,151		32,907
Rights for parking spaces to be received (Note 6)		- -		- -		- -		9,264		9,264		- -		- -		- -		- -		9,264		- -
Work-in-progress:
- Rosario		47		320		- -		(13)		354		- -		- -		- -		- -		354		47
- Abasto		425		1,305		- -		482		2,212		- -		- -		- -		- -		2,212		425
- Avellaneda		638		1,834		- -		(184)		2,288		- -		- -		- -		- -		2,288		638
- Alto Palermo		120		2,478		- -		(1,927)		671		- -		- -		- -		- -		671		120
- Neuquén		2,901		2,686		(1,484)		363		4,466		- -		- -		- -		- -		4,466		2,901
- Buenos Aires Design		124		78		- -		- -		202		- -		- -		- -		- -		202		124
- Leasehold improvements		598		- -		- -		- -		598		598		- -		- -		598		- -		- -
- Patio Bullrich		1,238		188		- -		(1,032)		394		- -		- -		- -		- -		394		1,238
- Paseo Alcorta		999		648		(6)		(37)		1,604		- -		- -		- -		- -		1,604		999
- Tarshop		1		90		(842)		751		- -		- -		- -		- -		- -		- -		1
- Mendoza Plaza Shopping S.A.		730		285		- -		(212)		803		- -		- -		- -		- -		803		730
- Córdoba Shopping – Villa Cabrera		2,398		180		- -		(1,946)		632		- -		- -		- -		- -		632		2,398
- Dot Baires		66,452		1,052		(53)		(65,834)		1,617		- -		- -		- -		- -		1,617		66,452
- Soleil Factory		- -		2,200		- -		248		2,448		- -		- -		- -		- -		2,448		- -
- Metroshop		- -		103		(103)		- -		- -		- -		- -		- -		- -		- -		- -
- Office property		305		1,042		- -		35		1,382		- -		- -		- -		- -		1,382		305
- Alto Noa		37		47		- -		(32)		52		- -		- -		- -		- -		52		37
Total as of June 30, 2011	Ps.	2,485,765	Ps.	95,708	Ps.	(45,611)	Ps.	9,264	Ps.	2,545,126	Ps.	956,194	Ps.	(27,473)	Ps.	112,175	Ps.	1,040,896	Ps.	1,504,230	Ps.	- -
Total as of June 30, 2010	Ps.	2,429,891	Ps.	61,419	Ps.	(5,256)	Ps.	(289)	Ps.	2,485,765	Ps.	848,168	Ps.	(3,385)	Ps.	111,411	Ps.	956,194	Ps.	- -	Ps.	1,529,571
(1)	Includes Ps. 2,829 related to Tarshop deconsolidation.
(2)	Includes Ps. 1,764 related to Metroshop acquisition. See Note 2.h for details. The allocation of annual depreciation charges in the Consolidated Statements of Operations is included in “Other expenses”, except for Ps. 425 and 1,632 as of June 30, 2011 and 2010, respectively, passed-through to tenants (See Note 15.g.).

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statement (continued)

15.     Other financial statement information (continued)

b.     Intangible assets, net

	Original value											Amortization						Net carrying value as of June 30,
													Current year
Principal account	Value as of beginning of year		Additions		Deductions		Value as of end of year		Accumulated as of beginning of year		Deductions		Amount (1)		Accumulated as of end of year		2011		2010
Trademarks	Ps.	1,416	Ps.	- -	Ps.	(430)	Ps.	986	Ps.	604	Ps.	- -	Ps	86	Ps.	690	Ps.	296	Ps.	812
Preoperating expenses.	35,617		3,051		(238)		38,430		12,828		- -		4,545		17,373		21,057		22,789
Customer relationships.	705		- -		(705)		- -		94		(104)		10		- -		- -		611
Non-compete agreement.	12,174		- -		(12,174)		- -		3,757		(4,626)		869		- -		- -		8,417
Concession.	20,873		- -		- -		20,873		- -		- -		- -		- -		20,873		20,873
Total as of June 30, 2011	Ps.	70,785	Ps.	3,051	Ps.	(13,547)	Ps.	60,289	Ps.	17,283	Ps.	(4,730)	Ps.	5,510	Ps.	18,063	Ps.	42,226	Ps.	- -
Total as of June 30, 2010	Ps.	24,394	Ps.	46,391	Ps.	- -	Ps.	70,785	Ps.	8,880	Ps.	- -	Ps.	8,403	Ps.	17,283	Ps.	- -	Ps.	53,502

(1)	The allocation of annual amortization charges in the Consolidated Statements of Operations is included in “Other expenses” (Note 15.g).
F-95

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statement (continued)

15.     Other financial statement information (continued)

c.      Negative goodwill, net

	Original value								Amortization								Net carrying value as of June 30,
Principal account	Value as of beginning of year		Additions		Deductions		Value as of end of year		Accumulated as of beginning of year		Amount (1)		Deductions		Accumulated as of end of year		2011		2010
- Old Alto Palermo	Ps.	24,628	Ps.	- -	Ps.	- -	Ps.	24,628	Ps.	24,628	Ps.	- -	Ps.	- -	Ps.	24,628	Ps.	- -	Ps.	- -
- Soleil Factory	- -		(15,439)		- -		(15,439)		- -		(1,090)		- -		(1,090)		(14,349)		- -
- Fibesa	21,217		- -		- -		21,217		20,875		342		- -		21,217		- -		342
- Ersa	(579)		- -		- -		(579)		(319)		(74)		- -		(393)		(186)		(260)
- Empalme	(10,671)		- -		- -		(10,671)		(2,221)		(635)		- -		(2,856)		(7,815)		(8,450)
- Mendoza	(6,314)		- -		- -		(6,314)		(653)		(326)		- -		(979)		(5,335)		(5,661)
- APSAMEDIA (Metroshop)	- -		(100)		- -		(100)		- -		(100)		- -		(100)		- -		- -
- Conil	506		- -		- -		506		- -		- -		- -		- -		506		506
Total as of June 30, 2011	Ps.	28,787	Ps.	(15,539)	Ps.	- -	Ps.	13,248	Ps.	42,310	Ps.	(1,883)	Ps.	- -	Ps.	40,427	Ps.	(27,179)	Ps.	- -
Total as of June 30, 2010	Ps.	38,114	Ps.	506	Ps.	(9,833)	Ps.	28,787	Ps.	44,230	Ps.	1,645	Ps.	(3,565)	Ps.	42,310	Ps.	- -	Ps.	(13,523)
(1)	The allocation of annual amortization charges in the Consolidated Statements of Operations is included in “Amortization of goodwill, net”.
F-96

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statement (continued)

15.     Other financial statement information (continued)

d.      Allowances and provisions

							Carrying value as of June 30,
Item	Balances as of beginning of year		Additions		Deductions		2011		2010		2009
Deducted from current assets:
Allowance for doubtful accounts	Ps.	103,289	Ps.	(1) 43,744	Ps.	(2) (41,964)	Ps.	105,069	Ps.	103,289	Ps.	117,368
Impairment of investments		7,423		- -		(7,423)		- -		7,423		10,197
Total as of June 30, 2011	Ps.	110,712	Ps.	43,744	Ps.	(49,387)	Ps.	105,069	Ps.	- -	Ps.	- -
Total as of June 30, 2010	Ps.	127,565	Ps.	24,988	Ps.	(41,841)	Ps.	- -	Ps.	110,712	Ps.	- -
Total as of June 30, 2009	Ps.	112,364	Ps.	85,734	Ps.	(70,533)	Ps.	- -	Ps.	- -	Ps.	127,565
Deducted from non-current assets:
Allowance for doubtful accounts	Ps.	1,250	Ps.	- -	Ps.	(2) (1,250)	Ps.	- -	Ps.	1,250	Ps.	2,708
Allowance for doubtful mortgage receivable		2,208		- -		- -		2,208		2,208		2,208
Impairment of investments		1,165		- -		(2) (1,165)		- -		1,165		1,940
Total as of June 30, 2011	Ps.	4,623	Ps.	- -	Ps.	(2,415)	Ps.	2,208	Ps.	- -	Ps.	- -
Total as of June 30, 2010	Ps.	6,856	Ps.	1,721	Ps.	(3,954)	Ps.	- -	Ps.	4,623	Ps.	- -
Total as of June 30, 2009	Ps.	4,842	Ps.	2,066	Ps.	(52)	Ps.	- -	Ps.	- -	Ps.	6,856
Included in current liabilities:
Provision for contingencies	Ps.	1,743	Ps.	(4) 443	Ps.	(3) (1,919)	Ps.	267	Ps.	1,743	Ps.	1,004
Total as of June 30, 2011	Ps.	1,743	Ps.	443	Ps.	(1,919)	Ps.	267	Ps.	- -	Ps.	- -
Total as of June 30, 2010	Ps.	1,004	Ps.	739	Ps.	- -	Ps.	- -	Ps.	1.743	Ps.	- -
Total as of June 30, 2009	Ps.	656	Ps.	4,043	Ps.	(3,695)	Ps.	- -	Ps.	- -	Ps.	1,004
Included in non-current liabilities:
Provision for contingencies	Ps.	7,913	Ps.	(5) 7,477	Ps.	(3) (2,561)	Ps.	12,829	Ps.	7,913	Ps.	5,492
Total as of June 30, 2011	Ps.	7,913	Ps.	7,477	Ps.	(2,561)	Ps.	12,829	Ps.	- -	Ps.	- -
Total as of June 30, 2010	Ps.	5,492	Ps.	3,282	Ps.	(861)	Ps.	- -	Ps.	7,913	Ps.	- -
Total as of June 30, 2009	Ps.	7,813	Ps.	1,661	Ps.	(3,982)	Ps.	- -	Ps.	- -	Ps.	5,492

(1)	Included in Note 15.g. - Other expenses, net of Ps. 29,510 related to Metroshop acquisition and Ps. 1,280 included in Other income (expenses), net.
(2)	Includes Ps. 6,754 for recovery of allowances, Ps. 443 corresponds to allowances used in the year and Ps. 44,605 related to Tarshop deconsolidation.
(3)	Includes Ps. 2,490 for recovery of provisions and Ps. 1,990 corresponds to provisions used in the year.
(4)	Includes Ps. 214 related to the acquisition of Metroshop.
(5)	Includes Ps. 2,461 in Other income (expenses), net.
F-97

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statement (continued)

15.     Other financial statement information (continued)

e.     Cost of leases and services, consumer financing and others

	Year ended June 30,
	2011		2010		2009

I. Cost of leases and services
Expenses (Note 15.g)		165,068		158,559		108,922
Cost of leases and services	Ps.	165,068	Ps.	158,559	Ps.	108,922
II. Cost of consumer financing
Expenses (Note 15.g)		22,664		99,945		123,606
Cost of consumer financing	Ps.	22,664	Ps.	99,945	Ps.	123,606
III. Cost of others
Inventory as of the beginning of the year	Ps.	21,941	Ps.	11,746	Ps.	4,039
Purchases of the year		27,177		1,268		7,934
Expenses (Note 15.g)		9		14		359
Recovery (increase) of impairment of inventory (Note 15.d)		- -		- -		82
Transfers		64,151		8,079		5,321
Cost of Neuquén plot of land		5,298		- -		- -
Write offs due to obsolescence		(1,189)		- -		- -
Gain from recognition of inventories at net realizable value		14,964		1,162		- -
Inventory as of the end of the year		(62,323)		(21,941)		(11,746)
Cost of others	Ps.	70,028	Ps.	328	Ps.	5,989
Total cost	Ps.	257,760	Ps.	258,832	Ps.	238,517

F-98

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statement (continued)

15.     Other financial statement information (continued)

f.      Foreign currency assets and liabilities

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current exchange rate		2011		2010
Assets
Current assets
Cash and banks	US$	3,240	4.0700	Ps.	13,186	Ps.	15,955
Cash and banks	EURO	15	5.9060		90		1,585
Cash and banks	Libras	2	6.5376		10		9
Other investments, net	US$	30,271	4.0700		123,205		13,858
Accounts receivable, net	US$	11,772	4.0700		47,913		19,841
Accounts receivable with related parties, net	US$	37	4.0700		151		1,450
Accounts receivable, net	UYU	474	0.1623		77		65
Other receivables and prepaid expenses with related parties, net	US$	12	4.0700		51		49
Other receivables	EURO	3	5.9060		17		- -
Other receivables	US$	2,259	4.0700		9,195		379
Total current assets				Ps.	193,895	Ps.	53,191

Non current assets
Accounts receivable, net	US$	91	4.0700	Ps.	371	Ps.	479
Other receivables and prepaid expenses, net	US$	212	4.0700		863		117
Other investments, net	US$	2,271	4.0700		9,244		389
Total non-current assets.				Ps.	10,478		985
Total assets as of June 30, 2011				Ps.	204,373	Ps.	- -
Total assets as of June 30, 2010				Ps.	- -	Ps.	54,176

Liabilities
Current liabilities
Trade accounts payable	US$	2,554	4.1100	Ps.	10,496	Ps.	17,144
Trade accounts payable	EURO	28	5.9644		168		188
Trade accounts payable with related parties	US$	245	4.1100		1,006		350
Short-term debt	US$	5,372	4.1100		22,078		43,954
Customer advances	US$	5,183	4.1100		21,301		11,465
Other liabilities	US$	21	4.1100		86		24,599
Total current liabilities				Ps.	55,135	Ps.	97,700

Non current liabilities
Long-term debt	US$	150,302	4.1100		617,740		667,747
Provision for contingencies	US$	700	4.1100		2,877		- -
Customer advances	US$	102	4.1100		418		- -
Other liabilities	US$	- -	4.1100		- -		3,322
Total non-current liabilities				Ps.	621,035	Ps.	671,069
Total liabilities as of June 30, 2011				Ps.	676,170	Ps.	- -
Total liabilities as of June 30, 2010				Ps.	- -	Ps.	768,769
F-99

Alto Palermo S.A. (APSA) Notes to the Consolidated Financial Statement (continued)

15.     Other financial statement information (continued)

g.      Other expenses

	Expenses
Items	Cost of others		Cost of consumer financing		Cost of leases and services		Cost of pass-through expenses		Cost of collective promotion fund		Cost of expenses recovery		Subtotal cost		Administrative		Selling		Total as of June 30, 2011		Total as of June 30, 2010		Total as of June 30, 2009
Depreciation and amortization	Ps.	- -	Ps.	568	Ps.	113,732	Ps.	- -	Ps.	- -	Ps.	- -	Ps.	114,300	Ps.	51	Ps.	1,145	Ps.	115,496	Ps.	118,182	Ps.	91,872
Salaries, bonuses and social security contributions		- -		5,407		- -		101,280		12,402		(113,682)		5,407		12,627		17,545		35,579		77,598		83,315
Taxes, rates, contributions and services		7		2,450		233		44,294		4,598		(48,892)		2,690		15,031		30,111		47,832		76,079		71,795
Advertising		- -		- -		- -		33		75,472		(75,505)		- -		- -		5,467		5,467		19,131		19,260
Fees for directors		- -		- -		- -		- -		- -		- -		- -		29,814		- -		29,814		22,048		11,808
Fees and payments for services		- -		5,367		- -		12,379		(9)		(12,370)		5,367		11,875		4,220		21,462		46,979		33,058
Commissions		- -		6,485		- -		- -		- -		- -		6,485		- -		46		6,531		41,140		60,927
Parking		- -		- -		17,263		- -		- -		- -		17,263		- -		- -		17,263		18,784		9,829
Allowance for doubtful accounts		- -		- -		- -		- -		- -		- -		- -		- -		6,853		6,853		24,988		84,241
Rental		- -		663		- -		3,702		121		(3,823)		663		1,875		- -		2,538		6,810		7,005
Maintenance, repairs, cleaning and security		2		243		3,132		76,723		944		(77,667)		3,377		386		- -		3,763		3,295		4,109
Insurance		- -		1,011		- -		1,376		51		(1,427)		1,011		653		- -		1,664		6,921		4,373
Stationery		- -		260		- -		3,009		120		(3,129)		260		278		156		694		3,464		2,843
Personnel		- -		197		- -		4,747		562		(5,309)		197		859		750		1,806		3,031		3,395
Freight and transportation		- -		- -		- -		784		342		(1,126)		- -		185		- -		185		127		109
Regulatory Authority expenses		- -		- -		- -		- -		- -		- -		- -		414		- -		414		440		219
Bank charges		- -		- -		- -		- -		- -		- -		- -		1,486		- -		1,486		1,185		1,057
Municipal taxes		- -		- -		242		- -		- -		- -		242		- -		- -		242		222		242
Contingencies		- -		- -		2,755		- -		- -		- -		2,755		- -		- -		2,755		3,189		1,007
Training expenses		- -		- -		- -		- -		- -		- -		- -		- -		- -		- -		2,564		210
Other services		- -		- -		- -		870		- -		(870)		- -		- -		- -		- -		- -		- -
Indemnity		- -		- -		- -		- -		- -		- -		- -		- -		355		355		70		226
Unreimbursed expenses		- -		- -		25,117		350		- -		(350)		25,117		- -		- -		25,117		23,585		8,929
Other		- -		13		1,440		1,509		(260)		(1,249)		1,453		774		1,792		4,019		2,859		867
Expenses recovery		- -		- -		- -		(251,056)		(94,343)		345,399		- -		- -		- -		- -		- -		- -
Cost of available units		- -		- -		1,154		- -		- -		- -		1,154		- -		- -		1,154		- -		- -
Total as of June 30, 2011	Ps.	9	Ps.	22,664	Ps.	165,068	Ps.	- -	Ps.	- -	Ps.	- -	Ps.	187,741	Ps.	76,308	Ps.	68,440	Ps.	332,489	Ps.	- -	Ps.	- -
Total as of June 30, 2010	Ps.	14	Ps.	99,945	Ps.	158,559	Ps.	- -	Ps.	- -	Ps.	- -	Ps.	258,518	Ps.	81,434	Ps.	162,739	Ps.	- -	Ps.	502,691	Ps.	- -
Total as of June 30, 2009	Ps.	359	Ps.	123,606	Ps.	108,922	Ps.	- -	Ps.	- -	Ps.	- -	Ps.	232,887	Ps.	60,851	Ps.	206,958	Ps.	- -	Ps.	- -	Ps.	500,696

F-100