Form 20-F
ALTO PALERMO SA APSA
filed 2012-10-26
CIK 1128173

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2012

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

Matias Ivan Gaivironsky – CFO
Tel  (+ 54 11) 4323 7449
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

The number of outstanding shares of the issuer’s common stock as of June 30, 2012 was 1,259,886,188

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.     ☒   Yes     ☐   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒   Yes     ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     ☐   Yes     ☒   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.(check one):

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

☐  Item 17     ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐   Yes     ☒   No

Table of Contents

ALTO PALERMO S.A. (APSA)

Table of Content

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

This annual report includes forward-looking statements, principally under the captions “Risk Factors”, “Business Overview”and “Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

Factors that could cause actual results to differ materially and adversely include but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	inflation, currency fluctuations and fluctuations in prevailing interest rates;

•	changes in customer demand and preferences, as well as the financial condition of our tenants and customers;

•	competitive conditions in the shopping center industry in Argentina as a whole and particularly in our areas of operations;

•	our ability to implement our business plan, including our ability to secure financing on terms acceptable to us;

•	changes in the retail market in Argentina;

•	existing and future laws and government regulations applicable to our business;

•	increases in our costs;

•	interests of and actions taken by, our controlling shareholders, including any resulting conflicts of interest;

•	our ability to integrate businesses or assets we acquire into our existing business;

•	events of force majeure; and
•	the risk factors discussed under Item 3 (d) Risk Factors on page 12
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

Table of Content
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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Financial Statements

This Annual Report contains our audited consolidated financial statements as of June 30, 2012 and 2011 and for our fiscal years ended June 30, 2012, 2011 and 2010 (our “audited consolidated financial statements”).Our audited consolidated financial statements included elsewhere herein have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm whose report is included herein.

We prepare our audited consolidated financial statements in Pesos and in conformity with generally accepted accounting principles in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“the Argentine Federation of Professional Economic Councils”, or “FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively, “Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (“CNV”) which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in our audited consolidated financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Comission ("SEC”). See Note 15 to our audited consolidated financial statements included elsewhere herein for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of our net income and shareholders’ equity.

 Application of Push Down Accounting

Under U.S. GAAP, pursuant to ASC No. 805 and SAB Topic 5.J “New Basis of Accounting Required in Certain Circumstances”, when an entity becomes substantially wholly owned in a a purchase transaction, push down accounting is applied to the separate financial statements of the acquired entity. Push down accounting requires that the fair value adjustments and goodwill or negative goodwill identified by the acquiring entity be pushed down and reflected in the financial statements of the acquired entity. Our parent company, IRSA, increased its equity interest in our voting capital on October 15, 2010 (the “October 15, 2010 acquisition”). As a consequence of the October 15, 2010 acquisition, we have applied push down accounting for US GAAP purposes. For Argentine GAAP purposes, push down accounting is not applied. Accordingly, the consolidated statement of income data under US GAAP for the fiscal year ended June 30, 2011 prior to October 15, 2010 reflect the historical accounting basis in our assets and liabilities and are labeled “Predecessor Company”. The consolidated statement of income data under US GAAP for the fiscal year ended June 30, 2011 subsequent to October 15, 2010 are labeled “Successor Company” and reflect the push down basis of accounting for the new fair values in our consolidated financial statements. Consequently, the amounts shown for the periods prior to and subsequent to October 15, 2010 are not comparable. Please see Note 15 II X to our audited fiscal year consolidated financial statements included elsewhere herein for a description of the adjustment related to push down accounting.

Accounting for inflation

After considerable inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1232. Since Argentine GAAP required companies to discontinue inflation adjustments only as of October 1, 2003, the application of the CNV resolution represented adeparture from Argentine GAAP. However, due to low inflation rates during the period from March to September 2003, such a departure did not have a material effect on our consolidated financial statements.

Changes in accounting policies

i)	Income taxes

     Resolution CD 93/2005 issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent (“Resolution 93 treatment”). As a result, the Company had elected to continue treating these differences as permanent in its prior years´ financial statements.

On October 24, 2011, in anticipation of the implementation of International Financial Reporting Standards (“IFRS”) for public entities, the CNV issued Resolution No. 592 which provides that issuers who followed the Resolution 93 treatment should recognize the deferred tax liability on a retroactive basis before its transition date, i.e. July 1, 2011 for APSA.

As a result, the Company recorded an adjustment to retroactively recognize the deferred tax liability as follows:

	As of June 30, 2011		As of June 30, 2010		As of June 30, 2009		As of June 30, 2008
	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued
Consolidated Balance Sheets

Other receivables and prepaid expenses, net (Non-current)	55,638	59,681	111,926	117,240	137,520	152,894	50,232	57,706
Total Non current assets	1,814,706	1,818,749	1,882,374	1,887,688	1,921,785	1,937,159	1,633,386	1,640,860
Total Assets	2,321,935	2,325,978	2,479,236	2,484,550	2,436,141	2,451,515	2,224,620	2,232,094

Taxes payable (Non-current)	142,213	26,902	174,286	48,676	185,956	56,952	179,037	30,234
Total Non current liabilities	877,080	761,769	988,118	862,508	1,011,717	882,713	946,912	798,109
Total Liabilities	1,396,134	1,280,823	1,648,857	1,523,247	1,692,102	1,563,098	1,454,741	1,305,938

Minority interest	137,527	138,202	131,574	132,343	121,573	122,559	76,796	78,000
Shareholders´s equity	788,274	906,953	698,805	828,960	622,466	765,858	693,083	848,156

Table of Content

	As of June 30, 2011		As of June 30, 2010		As of June 30, 2009		As of June 30, 2008
	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued
Consolidated Statements of Income
Income tax expense	(106,581)	(118,151)	(65,771)	(79,225)	(4,883)	(16,782)	(67,431)	(76,514)
Minority interest	(7,199)	(7,105)	(5,093)	(4,876)	11,413	11,630	888	1,105
Net income	272,054	260,578	132,339	119,102	(10,378)	(22,060)	88,836	79,970

ii)	Cash Flows

The Company classified cash flows from interest paid as operating activities for the year ended June 30, 2011, 2010, 2009 and 2008. As part of the Company's IFRS implementation efforts, for the fiscal year ended June 30, 2012, the Company changed this accounting policy to treat the cash flows from interest paid as financing activities as permitted also by Argentine GAAP (Technical Resolution No. 8). Therefore, the Company retroactively adjusted as of June 30, 2011, 2010, 2009 and 2008 year as follows:

	As of June 30, 2011		As of June 30, 2010		As of June 30, 2009		As of June 30, 2008
	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued
Net cash provided by operating activities	520,193	452,714	231,573	129,561	173,470	71,458	250,316	168,107
Net cash used in investing activities	(55,258)	(55,258)	9,118	9,118	(298,662)	(298,662)	86,884	86,884
Net cash provided by (used in) financing activities	(372,805)	(305,326)	(236,253)	(134,241)	(81,712)	20,300	(128,701)	(46,492)

Transition to IFRS

On March 20, 2009, the FACPCE issued Technical Resolution (“RT”) No. 26  “Adoption of IFRS as issued by the International Accounting Standards Board (“IASB”) which requires companies under the supervision of the CNV to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods.

There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a technical resolution issued by the FACPCE. The jurisdiction where we are located is the Autonomous City of Buenos Aires which Consejo Profesional is the CPCECABA.

On April 25, 2009, the CPCECABA approved RT No. 26. However the CNV issued General Resolution No. 562/09, as amended by General Resolution 576/10, which formally adopted RT 26, as amended by RT 29, to its regulated entities for fiscal years beginning on January 1, 2012. Accordingly, we are required to prepare our consolidated financial statements in accordance with IFRS as issued by the IASB for our fiscal year ended June 30, 2013.

Furthermore, General Resolution No. 562/09, as amended by General Resolution 576/10, mandated to include certain reconciling information between prior GAAP and IFRS in the year prior to first adoption of IFRS. This information is not intended to purport the reconciliations required under IFRS 1 “First time adoption of IFRS” which will be included in the first IFRS consolidated financial statements for the year ended June 30, 2013.

This information comprised of reconciliation between Argentine GAAP and IFRS as issued by the IASB of shareholders equity as of July 1, 2011 (transition date) and as of June 30, 2012, as well as the income statement and cash flows for the year ended June 30, 2012.

The items and/or amounts included in the reconciliations are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued. See Note 13 to our audited consolidated financial statements included elsewhere herein.

Market Data

Market data used throughout this annual report was derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable.

 Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding.

In this annual report where we refer to “Peso,”,“Pesos,” or “Ps.” we mean Argentine pesos, the lawful currency in Argentina; when we refer to “U.S. Dollars,” or “US$” we mean United States dollars, the lawful currency of the United States of America; and when we refer to “Central Bank” we mean the Argentine Central Bank.

Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. Dollars at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2011 and June 30, 2012, which was Ps. 4.110 = US$ 1.00 and Ps. 4.527  = US$ 1.00, respectively. We make no representation that the Peso or U.S. Dollar amounts actually represent or could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2012, 2011, 2010, 2009 and 2008 are to our fiscal years ended June 30, 2012, 2011, 2010, 2009 and 2008, respectively.

Table of Content
PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

This item is not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3.	Key Information

A. Selected consolidated financial data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with and is qualified in its entirety by reference to our Audited Consolidated Financial Statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended June 30, 2012, 2011 and 2010 and the selected consolidated balance sheet data as of June 30, 2012 and 2011 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

The selected consolidated statement of income data for the years ended June 30, 2009 and 2008 and the selected consolidated balance sheet data as of June 30, 2010, 2009 and 2008 have been derived from the financial statements originally issued and adjusted to reflect the retroactive application of the deferred tax liability treatment mandated by Resolution No. 592 described in Presentation of Financial and Certain Other Information.

References to fiscal years 2008, 2009, 2010, 2011 and 2012 are to the fiscal years ended June 30, 2008, 2009, 2010, 2011 and 2012, respectively:

	As of and for the year ended June 30(1)
	2012	2012	2011	2010	2009	2008
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
STATEMENT OF OPERATIONS DATA
Argentine GAAP
Revenues:
Leases and services	194,896	882,293	676,922	518,355	396,733	345,395
Consumer financing	1,068	4,836	68,576	265,346	236,827	291,030
Others	8,060	36,489	110,970	1,172	9,005	3,729
Total revenues	204,024	923,618	856,468	784,873	642,565	640,154
Costs	(42,105)	(190,609)	(257,760)	(258,832)	(238,517)	(205,987)
Gross profit (loss):
Leases and services	160,158	725,033	511,853	359,796	287,811	246,575
Consumer financing	713	3,231	45,913	165,401	113,221	187,442
Others	1,048	4,745	40,942	844	3,016	150
Total gross profit	161,919	733,009	598,708	526,041	404,048	434,167
Selling expenses	(12,067)	(54,629)	(68,440)	(162,739)	(206,958)	(219,833)
Administrative expenses	(19,935)	(90,247)	(76,308)	(81,434)	(60,851)	(51,050)
Net income (loss) from retained interest in securitized receivables	-	-	4,707	37,470	(46,012)	(1,261)
Gain from recognition of inventories at net realizable value	1,959	8,870	14,964	1,162	-	185
Operating income (loss):
Leases and services	128,636	582,335	402,500	266,522	215,780	183,250
Consumer financing	589	2,668	18,524	52,075	(128,452)	(22,053)
Others	2,651	12,000	52,607	1,903	2,899	1,011
Total operating income	131,876	597,003	473,631	320,500	90,227	162,208
Gain (loss) on equity investees	2,237	10,125	9,117	-	-	(14)
Amortization of goodwill and negative goodwill	466	2,105	1,883	(1,645)	(1,531)	(2,202)
Financial results, net(3)	(17,573)	(79,551)	(107,144)	(112,348)	(108,879)	(13,388)
Other income (expenses), net	(3,575)	(16,182)	8,347	(3,304)	3,275	8,775
Income (loss) before taxes and minority interest	113,431	513,500	385,834	203,203	(16,908)	155,379
Income tax expense	(37,934)	(171,725)	(106,581)	(65,771)	(4,883)	(67,431)
Minority interest	(3,078)	(13,933)	(7,199)	(5,093)	11,413	888
Total net income (loss)	72,419	327,842	272,054	132,339	(10,378)	88,836
Basic net income (loss) per common share	0.06	0.26	0.24	0.17	(0.01)	0.11
Basic net income (loss) per ADS	2.04	9.22	9.63	6.77	(0.53)	4.54
Diluted net income (loss) per common share(8)	0.03	0.13	0.12	0.06	(0.01)	0.04
Diluted net income per ADS	1.01	4.59	4.79	2.30	0.11	1.72
Number of shares outstanding	1,259,886	1,259,886	1,259,608	782,064	782,064	782,054

Table of Content

U.S. GAAP	2012	2012	2011	2011	2010	2009	2008
	(US$)	(Ps.)	Successor (Ps.)	Predecessor (Ps.)	(Ps.)	(Ps.)	(Ps.)
Revenues(4)	304,174	1,376,994	793,697	351,968	1,004,462	820,329	774,395
Costs(4)	(135,918)	(615,300)	(393,524)	(175,585)	(498,435)	(427,630)	(339,084)
Gross profit	168,256	761,694	400,173	176,383	506,027	392,699	435,311

Selling expenses	(11,561)	(52,338)	(37,073)	(31,886)	(155,668)	(189,120)	(203,294)
Administrative expenses	(19,830)	(89,769)	(52,423)	(23,390)	(80,291)	(58,776)	(48,730)
Net (loss) income from retained interest in securitization receivables	-	-	(307)	5,543	58,115	(42,652)	(12,460)
Loss from recognition of inventories at net realizable value	-	-	-	1,162	-	(2,569)	-
Gain on bargain purchase	-	-	9,866	18,499	58,470	-	-
Dispositions of business	-	-	5,312	28,837	-	-	-
Operating income	136,865	619,587	325,548	175,148	386,653	99,582	170,827

Net income (loss) on equity investees	1,142	5,168	14,073	1,545	(842)	(18,135)	(14)
Amortization of goodwill	411	1,859	-	-	2,681	1,037	-
Financials results, net	(17,579)	(79,578)	(64,845)	(23,632)	(96,229)	(161,314)	2,662
Other income (expenses), net	(2,767)	(12,528)	(3,396)	(219)	(2,892)	2,223	(2,922)
(Loss) income before taxes and minority interest	118,071	534,508	271,380	152,842	289,371	(76,607)	170,553

Income tax expense	(43,106)	(195,142)	(112,870)	(11,326)	(62,481)	(42,674)	(58,959)
Total Net Income	74,965	339,366	158,510	141,516	226,890	(119,281)	111,594

Minority interest	(2,803)	(12,687)	(5,039)	(1,553)	(5,486)	(1,158)	(2,121)
Net Income Attibutable to APSA	72,162	326,679	153,471	139,963	221,404	(120,439)	109,473

	As of and for the year ended June 30(1)
	2012	2012	2011	2010	2009	2008
	(US$)(2)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)	(Ps.)(1)
BALANCE SHEET DATA
Argentine GAAP
Current Assets:
Cash and banks and other investments, net	33,152	150,078	174,948	189,732	207,693	361,276
Accounts receivable, net	56,918	257,667	200,404	322,663	232,376	175,847
Other receivables and prepaid expenses, net	19,187	86,860	96,307	70,170	73,572	53,459
Inventory, net	1,702	7,705	35,570	14,297	715	652
Total current assets	110,959	502,310	507,229	596,862	514,356	591,234
Non-Current Assets:
Accounts receivable, net	495	2,241	562	25,572	5,253	10,128
Other receivables and prepaid expenses, net	10,308	46,664	55,638	111,926	137,520	50,232
Inventory, net	7,266	32,896	26,753	7,644	11,031	3,387
Fixed assets, net	349,408	1,581,770	1,504,230	1,529,571	1,581,723	1,312,544
Other investments, net	61,868	280,075	212,476	167,682	176,860	267,924
Intangible assets, net	12,591	57,000	42,226	53,502	15,514	1,166
Negative goodwill, net	(3,221)	(14,582)	(27,179)	(13,523)	(6,116)	(11,995)
Total non-current assets	438,715	1,986,064	1,814,706	1,882,374	1,921,785	1,633,386
Total Assets	549,674	2,488,374	2,321,935	2,479,236	2,436,141	2,224,620
Current Liabilities:
Trade accounts payable	20,331	92,039	83,830	225,335	213,715	227,341
Short-term debt	18,159	82,206	121,615	204,303	235,824	105,993
Salaries and social security payable	5,834	26,411	24,061	25,692	23,857	24,018
Taxes payable	30,501	138,076	102,053	76,842	125,546	60,979
Customer advances	33,506	151,681	131,011	91,239	76,721	68,306
Dividends payable	1,346	6,092	—	—	—	—
Other liabilities	12,140	54,960	56,217	35,585	3,718	20,536
Total debts	121,817	551,465	518,787	658,996	679,381	507,173
Provisions	-	-	267	1,743	1,004	656
Total current liabilities	121,817	551,465	519,054	660,739	680,385	507,829
Non-Current Liabilities:
Trade accounts payable	-	4	47	23,368	19,681	3,241
Long-term debt	154,181	697,979	615,503	678,145	692,134	662,302
Taxes payable	28,219	127,746	142,213	174,286	185,956	179,037
Customer advances	25,200	114,079	95,021	89,164	93,528	84,092
Other liabilities	1,996	9,035	11,467	15,242	14,926	10,427
Total debts	209,596	948,843	864,251	980,205	1,006,225	939,099
Provisions	2,561	11,593	12,829	7,913	5,492	7,813
Total non-current liabilities	212,157	960,436	877,080	988,118	1,011,717	946,912
Total Liabilities	333,974	1,511,901	1,396,134	1,648,857	1,692,102	1,454,741
Minority interest	32,787	148,426	137,527	131,574	121,573	76,796
Accumulated retained earnings (déficit)	7,946	35,972	11,074	(11,053)	(165,451)	(75,103)
Shareholders’ Equity	182,913	828,047	788,274	698,805	622,466	693,083

Table of Content

BALANCE SHEET DATA
U.S. GAAP
Current Assets:
Cash and banks and other investments, net	32,642	147,770	174,948	181,737	189,600	360,413
Accounts receivable, net	64,220	290,724	198,316	292,483	186,565	129,466
Other receivables and prepaid expenses, net	20,174	91,327	102,419	115,277	134,507	100,357
Inventory, net	1,322	5,986	20,606	13,135	715	652
Total current assets	118,358	535,807	496,289	602,632	511,387	590,888
Non-Current Assets:
Accounts receivable, net	9,144	41,397	562	24,281	5,253	10,128
Other receivables and prepaid expenses, net	23,565	106,677	130,315	106,703	116,080	42,441
Inventory, net	4,476	20,264	15,312	4,925	8,312	3,237
Fixed assets, net	299,687	1,356,685	1,381,923	1,425,354	1,472,481	1,253,937
Investments	39,539	178,991	5,332	-	-	-
Other investments, net	38,198	172,921	212,476	167,682	176,860	262,636
Intangible assets, net	18,781	85,022	86,013	99,460	217	874
Goodwill, net	7,345	33,252	32,902	34,261	39,948	39,776
Total non-current assets	440,735	1,995,209	1,864,835	1,862,666	1,819,151	1,613,029
Total Assets	559,093	2,531,016	2,361,124	2,465,298	2,330,538	2,203,917
Current Liabilities:
Trade accounts payable	20,136	91,155	83,830	216,119	220,264	236,617
Short-term debt	14,262	64,562	121,615	204,303	235,824	105,626
Salaries and social security payable	5,781	26,170	24,061	25,471	23,453	23,418
Taxes payable	33,151	150,074	109,675	75,897	122,578	60,098
Customer advances	39,111	177,057	126,695	91,239	76,721	68,306
Related parties	-	-	-	-	-	(3,607)
Dividends payable	1,346	6,092	-	-	-	-
Other liabilities	12,147	54,988	56,217	36,547	5,521	20,536
Total debts	125,933	570,098	522,093	649,576	684,361	510,994
Provisions	-	-	267	1,732	1,004	656
Total current liabilities	125,933	570,098	522,360	651,308	685,365	511,650
Non-Current Liabilities:
Trade accounts payable	1	4	47	24,732	19,681	3,241
Long-term debt	150,344	680,606	615,065	676,674	690,122	659,965
Taxes payable	29,852	135,140	149,721	148,244	164,241	138,471
Customer advances	29,261	132,464	87,238	89,164	93,528	84,092
Related parties	-	-	-	-	(7,339)	-
Other liabilities	1,996	9,035	11,467	18,587	19,345	12,848
Total debts	211,453	957,249	863,538	957,401	979,578	898,617
Provisions	2,561	11,593	12,829	7,913	5,492	7,812
Total non-current liabilities	214,014	968,842	876,367	965,314	985,070	906,429
Total Liabilities	339,947	1,538,940	1,398,727	1,616,622	1,670,435	1,418,079
Shareholders APSA	182,788	827,480	803,957	695,789	528,898	711,937
Minority interest	36,359	164,596	158,440	152,887	131,205	73,901
Shareholders’ Equity	219,146	992,076	962,397	848,676	660,103	785,838

CASH FLOW DATA
Argentine GAAP:
Net cash provided by operating activities	137,785	623,753	520,193	231,573	173,470	250,316
Net cash provided by (used in) investing activities	(55,541)	(251,436)	(55,258)	9,118	(298,662)	86,884
Net cash (used in) provided by financing activities	(91,433)	(413,915)	(372,805)	(236,253)	(81,712)	(128,701)

U.S. GAAP: (6)
Net cash provided by operating activities	122,575	554,897	414,187	126,146	69,876	175,085
Net cash (used in) provided by investing activities	(57,303)	(259,410)	(16,658)	17,094	(309,431)	79,507
Net cash (used in) provided by financing activities	(74,738)	(338,341)	(305,676)	(135,815)	20,300	(46,492)
Effect of exchange rate changes on cash and cash equivalents	654	2,962	2,259	664	8,700	755

OTHER FINANCIAL DATA
Argentine GAAP:
Capital expenditures(5)	26,040	117,883	51,999	53,829	247,384	270,171
Depreciations and amortizations (7)	24,949	112,945	115,921	121,959	94,725	79,185
Ratio of current assets to current liabilities	0.91	0.91	0.98	0.90	0.76	1.16
Ratio of non-current assets to total assets	0.80	0.80	0.78	0.76	0.79	0.73
Dividends per share	0.05	0.19	0.19	0.07	0.08	0.07
Dividends per ADS	1.88	7.74	7.74	2.86	3.20	2.80
Working capital	(10,858)	(49,155)	(11,825)	(63,877)	(166,029)	83,405

Table of Content
(1)	In thousands of Pesos, except ratios. Totals may not sum due to rounding.
(2)
Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina as of June 30, 2012, which was Ps. 4.527 per US$ 1.0 as of June 30, 2012. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.

(3)
Includes interest income from past-due receivables, effect on the present value accounting, results from financial investments, results from mortgages receivable, foreign currency exchange gain, other results, financial expenses, other interest, interest on taxes payable, foreign currency exchange (loss), (loss) gain from derivate instruments, gain from repurchase of Non-Convertible Notes and Loss from update of advances for leases.

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
(6)
This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of ASC No. 230 under U.S. GAAP. See Note 15 to our Audited Consolidated Financial Statements for details of the differences in classifications affecting the categories of the cash flows.

(7)	Corresponds to amortization and depreciation included in operating activities.
(8)
For the year ended June 30, 2009, the computation of diluted income (losses) per share excludes the incremental shares from the assumed conversion of the Convertible Notes because their inclusion would be anti-dilutive.

(9)
Our consolidated statement of income data under US GAAP prior to October 15, 2010 reflect the historical accounting basis in our assets and liabilities and are labeled “Predecessor Company”. Our consolidated statement of income data under US GAAP subsequent to October 15, 2010 are labeled “Successor Company” and reflect the push down basis of accounting for the new fair values in our consolidated financial statements. Please see Note 15 to our audited consolidated financial statements for a description of the adjustment related to push down accounting. The amounts shown for the periods prior to and subsequent to October 15, 2010 are not comparable.

Table of Content
 Exchange Rates

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obligated to sell U.S. Dollars to any individual at a fixed exchange rate of Ps. 1.00 per US$ 1.00. On January 7, 2002, the Argentine congress enacted Law No. 25.561 (the “Public Emergency Law”), abandoning over ten years of fixed Peso-U.S. Dollar parity at Ps. 1.00 per US$ 1.00. After devaluing the Peso and setting the official exchange rate at Ps. 1.40 per US$ 1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. Dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. As of October 15, 2012 the exchange rate was Ps. 4.7070 = US$1.00 as quoted by Banco de la Nación Argentina at the U.S. Dollar selling rate. During the calendar year 2009, year 2010, year 2011 and the first semester of year 2012, the Central Bank has indirectly affected the exchange rate market, through active participation with the purpose of isolating external effects and maintaining a stable parity.

The following table presents the high, low, average and period closing exchange rate for the average ask / bid of U.S. Dollars stated in nominal Pesos per U.S. Dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing(4)
Fiscal year ended June 30, 2008	3.1640	2.9960	3.1196	3.0050
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
Fiscal year ended June 30, 2011	4.0900	3.9110	3.9810	4.0900
Fiscal year ended June 30, 2012	4.5070	4.0900	4.2808	4.5070
July, 2012	4.5650	4.5050	4.5337	4.5650
August, 2012	4.6180	4.5660	4.5905	4.6180
September, 2012	4.6180	4.5660	4.5905	4.6180
As of October 15, 2012	4.7070	4.6790	4.6915	4.7070

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year.
(3)	Average exchange rate for the fiscal year, month or partial period described in the table above.
(4)	Average of the selling rate and buying rate.

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

Risks Relating to Argentina

Argentina’s growth may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess production capacity. The recovery, however, has resulted in inflation and has intensified the country’s need for capital investment, with many sectors, particularly the energy sector, operating near full capacity. Additionally, the global financial crisis and economic downturn of 2008 has had a significant adverse impact on the country’s performance and could remain a factor in the foreseeable future.

In 2011, the Argentine GDP increased by 7.28%, according to data published by the National Institute of Statistics (“Instituto Nacional de Estadísticas y Censos” or the “INDEC”). For the six months ended June 30, 2012, GDP increased 1.17% relative to the same period the prior year, according to data published by the INDEC. As of June 30, 2012, the Monthly Economic Activity Estimator (“Estimador Mensual de Actividad Económica” or the “EMAE”) increased 0.89%, relative to the same period the prior year, according to data published by the INDEC.

The economic and financial crisis in certain European countries, the United States, and certain other important commercial partners of Argentina, may imply a decline in the international demand for Argentine products, which could have a material adverse effect on our financial condition and the resulted of operations. Moreover, the country’s relative stability since 2002 has been affected recently by increased political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Table of Content
Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso since January 2002 created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. In fiscal years 2008, 2009, 2010, 2011 and 2012, inflation according to the INDEC was 7.2%, 8.5%, 11.0%, 9.7% and 9.90%, respectively, in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed upon with private companies. The uncertainty surrounding future inflation may impact the country’s growth.

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

Additionally, high inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, a portion of the Argentine debt is adjusted by the Coefciente de Estabilización de Referencia, (the “Stabilization Coefficient Index, or “CER Index”), a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country`s financial obligation.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the policy of the Argentine government to curb the increase of inflation and consequently reduce payments on the outstanding inflation-linked bonds issued by Argentina. At the time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, the International Monetary Fund (“IMF”) requested to clarify its inflation rates several times.

In June 2008, the INDEC published a new consumer price index which eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for several items as fruits, vegetables and clothing, which have seasonal cost variations. The INDEC has indicated that it based its evaluation of spending habits on a national household consumption survey from 2004 to 2005, in addition to other sources.

The aforementioned 2008 new consumer price index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have negatively affected the credibility of the consumer price index published by the INDEC, as well as other indexes published by the INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product index. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports.

In December 2010, the Argentine government agreed to meet with an official IMF team which arrived in Argentina to assist the INDEC with the development of a new national price index. In April 2011, the IMF team completed the second technical mission to assist on the design and methodology of a new national price index. As of the date of this annual report, Argentina´s government is intended to implement a new consumer price index before February, 2013.

    If the investigation carried out by the IMF results in a finding that the methodologies used to calculate the Consumer Price Index or other INDEC indexes derived from the Consumer Price Index were not accurate, or if it is determined that it is necessary to correct the Consumer Price Index and the other INDEC indexes derived from the Consumer Price Index as a result of the methodology used by INDEC, there could be a significant decrease in confidence in the Argentine economy. Given the limited credit available to emerging market nations as a result of the global economic crisis, the ability to access credit in the capital markets could be limited by the uncertainty relating to the inaccuracy of the economic indexes and rates in question which could adversely affect our results of operations and financial conditions.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. As a result of this restructuring, the Argentine government announced that, it had approximately US$ 129.2 billion in total gross public debt as of December 31, 2005. Certain bondholders that did not participate in that restructuring, mainly from the United States, Italy and Germany, filed legal actions against Argentina to collect on the defaulted bonds. Many of these proceedings are still pending as of this date and holdout creditors may initiate new suits in the future.

On January 3, 2006, Argentina repaid in full its debt of approximately US$ 9.8 billion with the IMF.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Central Bank in an amount equal to approximately US$ 6.5 billion. However, as of the date of this Annual Report, the National Government has not yet cancelled such debt. In late 2010, Argentina´s government announced a new round of negotiations with the Paris Club to cancel such debt, which then totaled approximately US$ 8.0 billion, without the intervention of the IMF.

In addition, foreign shareholders of several Argentine companies have filed claims before the International Center for the Settlement of Investment Disputes (“ICSID”) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, the ICSID tribunals have issued several awards against Argentina. Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently final. This decisions required the Argentine government to pay US$ 133.2 million, US$ 165.2 million and US$ 105 million, respectively. As of the date of this annual report, Argentina has not yet paid the amounts referred to above.

On April 30, 2010, Argentina launched a new debt exchange to holders of the securities issued in the 2005 debt exchange and to holders of the securities that were eligible to participate in the 2005 debt exchange (other than brady bonds) to exchange such debt for new securities and, in certain cases, a cash payment. As a result of the 2005 and 2010 exchange offers, Argentina restructured over 91% of the defaulted debt eligible for the 2005 and 2010 exchange offers. The creditors who did not participate in the 2005 or 2010 exchange offers may continue their pursuit of a legal action against Argentina for the recovery of debt, which could adversely affect Argentina’s access to the international capital markets.

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. In addition, various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness. Such groups have over the years unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature has taken any significant steps towards adopting such legislation, we can make no assurance that the enactement of a new legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

In April 2010, a Court of New York granted an attachment over reserves of the Argentine Central Bank in the United States requested by creditors of Argentina on the basis that the Central Bank was its alter ego. In July 2011, an appeals court reserved that ruling, stating that the assets of the Central Bank were protected by law. Plaintiffs have petitioned the United States Supreme Court to review the appeals court decision. As of the date of this annual report, the United States Supreme Court has not addressed the case. As a result of Argentina’s default and its aftermath, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations. Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth.

Significant fluctuation in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.
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

On the other hand, a substantial increase in the value of the Peso against the U.S. Dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. Dollar negatively impacts the financial condition of entities whose foreign currency denominated assets exceed their foreign currency-denominated liabilities, such as us. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. The appreciation of the Peso against the U.S. Dollar could have an adverse effect on the Argentine economy and our business.

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

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred approximately Ps. 94.4 billion (US$ 29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension funds, or “AFJPs”) to the social security agency (“ANSES”) managed by the National State.

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

AFJPs were the largest participants in the country’s local capital markets, leading the group of institutional investors. With the nationalization of their assets, the dynamics of the local capital markets changed due to a decrease in their number, becoming a concentrated group. In addition, the government became a significant shareholder in many of the country’s publicly-held companies. Pursuant to current regulations, ANSES may exercise the voting rights corresponding to its respective shares, which could eventually result in uncertain consequences. The nationalization of the AFJP has adversely affected investors’ confidence in Argentina, which may impact our ability to undertake access to the capital market in the future.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. On June 2005, the government issued decree No. 616/2005, which established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. On October 2011, new exchange controls measures that restrict foreign exchange inflows and outflows of capital have been implemented, among them it was established as a requirement for the repatriation of the direct investment of the non-resident (purchase of shares of local companies and real estate), the demonstration of the income of the currency and its settlement in the single free exchange market “Mercado Único y Libre de Cambios”. This measure increases the cost of obtaining foreign funds and limits access to such financing.

Table of Content
The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained. For more information, please see Item 10 (d) “Exchange Controls”.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. If similar restrictions are enacted by the Argentine government or the Central Bank in the future, it could have an adverse effect on our business.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are not beyond control. We cannot assure you that property values will increase. Many of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina would materially affect our business.

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

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries, including. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

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

Moreover, several European Union members have been obliged recently to reduce their public expenditures due to their high indebtedness rates, which had a negative impact on the economy of the Euro zone. Japan has  also announced that it will cut fiscal expenditures. Since 2008 the “sub-prime” crisis in the United States and the recent economic recession and fiscal deficit experienced in certain European countries caused an economic slowdown in the world’s principal economies. Recently, the possibility of a default by Greece or other Eurozone country has increased market volatility and may complicate financing access.

After acknowledging difficulties to meet payment of its public debt, the accounts of Greece were put under the supervision of the European Union. Mainly due to fears of contagion and to the drastic decline in Greece’s public debt ratings, the European Union, together with the International Monetary Fund, designed a plan of aid for Greece involving the supply of approximately 110 billion Euros. This contribution was granted based on the adjustment plan approved by the European Union for Greece, which included pay cuts for civil servants, pensions and retirement reductions, and significant increases in taxes. This led to widespread rioting in the streets.

   Spain, Portugal, Germany, and certain EU countries have adopted similar adjustments in all areas to prevent further deterioration of their accounts. Notwithstanding these measures, it is unclear what consequences there would be in the global financial system if any of the major global financial institutions became insolvent, or what effects such a situation might have on the rest of the financial system. The current global economic condition may have significant long-term effects on Latin America and Argentina, mainly reflected in the lack of access to international credit, reduced demand for Argentine exports, and significant reductions in foreign direct investment. The realization of any or all of these risk factors, as well as events that may arise in the main regional partners, including members of Mercosur, could have a material adverse effect on the Argentine economy and, indirectly, on our operations, business, and results of our operations.

Table of Content
If prices for Argentina’s main commodity exports decline, such decline could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the financial crisis in 2001 and 2002 has depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybeans. High commodity prices have contributed significantly to government revenues from taxes on exports. Fluctuations in prices for commodities exported by Argentina and a significant increase in the value of the Peso (in real terms) may reduce Argentina’s competitiveness and significantly affect the country’s exports. A decrease in exports could affect Argentina’s economy, have a material adverse effect on public finances due to a loss of tax revenues, cause an imbalance in the country’s exchange market which, in turn, could lead to increased volatility with respect to the exchange rate. In addition, and more importantly in the short term, a significant appreciation of the Peso could materially reduce the Argentine government’s revenues in real terms and affect its ability to make payments on its debt obligations, as these revenues are heavily derived from export taxes (withholdings). This could worsen the financial condition of the Argentine public sector, which could materially and adversely affect the Argentine economy, as well as our financial condition and operating results.

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

As a first step of these measures, subsidies on energy tariffs are being withdrawn to industries and high income consumers. As a result, our operating costs may increase.

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

An increase in our operating costs, caused by inflation or by other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of our shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by a recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. If the international financial crisis has a substantial impact on economic activity in Argentina, it will likely have a material adverse effect on the revenues from the shopping center activity and thus on our business.

Our performance is subject to risks associated with our properties and with the real estate industry.

Our economic performance and the value of our real estate assets are subject to the risk that our properties may not be able to generate sufficient revenues to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to service our debt and to cover other expenses may be adversely affected.

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

Table of Content
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

The success of our business and profitability of our operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of credit for acquisitions may tend to constrain our business growth. As part of our business goals, we intend to increase our properties portfolio with strategic acquisitions of core properties at advantageous prices, and core plus and value added properties where we believe we can bring necessary expertise to enhance property values. In order to pursue acquisitions, we may need access to equity capital and/or debt financing. Recent disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets remain in the future, there can be no assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

The loss of significant tenants could adversely affect both the operating revenues and value of our properties.

If certain of our most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we simply failed to retain their patronage, our business could be adversely affected. Our shopping centers are typically anchored by significant tenants, such as well known department stores who generate shopping traffic at the mall. A decision by such significant tenants to cease operations at our shopping centers could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on our financial condition and results of our operations. The closing of one or more significant tenants may induce other major tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. In addition, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of one or more significant tenants, if we are not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

Our future acquisitions may be unprofitable.

We intend to acquire additional shopping center properties to the extent that they will be acquired on advantageous terms and conditions, and meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

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

If we acquire a business, we will be required to merge and integrate the operations, personnel, accounting and information systems of the acquired business. In addition, acquisitions of or investments in companies may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with our current tenants and employees.

We face risks associated with property acquisitions.

We have in the past acquired, and intend to acquire in the future, properties, including large properties that would increase our size and potentially alter our capital structure. Although we believe that the acquisitions that we have completed in the past and that we expect to undertake in the future have, and will, enhance our future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

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

Table of Content
Our ability to grow will be limited if we cannot obtain additional capital.

Our growth strategy is focused on the development and redevelopment of properties we already own and the acquisition and development of additional properties. As a result, we are likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. The capital and credit markets have been experiencing extreme volatility and disruption since the last credit crisis. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit, as well as the possibility that lenders could develop a negative perception of our prospects or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus, (the “swine flu”), have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect our results of operations.

As a result of the outbreak of Influenza A H1N1 during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Further, several governments enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. We cannot assure you that a new outbreak or health hazard will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

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

Table of Content

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

Our development activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors. Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business and shopping center business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

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

For the fiscal year ended June 30, 2012, 81.2 % of our sales from leases and services were derived from shopping centers in the City of Buenos Aires and the Gran Buenos Aires metropolitan area. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Gran Buenos Aires metropolitan area, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

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

Table of Content
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

We had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2012, our consolidated financial debt amounted to Ps. 780.2 million (including accrued and unpaid interests and deferred financing costs).

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

As of June 30, 2012, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), our major shareholder, owned in the aggregate 95.6% of our capital stock. This principal shareholder controls us and has significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

Table of Content
We are dependent on our Board of Directors.

Our success, to a significant extent, depends on the continued employment of Eduardo Elsztain and certain other members of our board of directors and senior management, who have significant expertise and knowledge of our business and industry. The loss or interruption in of his services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

Due to the currency mismatches between our assets and liabilities, we have currency exposure.

As of June 30, 2012, the majority of our liabilities, such as our Series I Notes and our Convertible Notes are denominated in U.S. Dollars while our revenues are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

Risks Relating to our ADSs and our Common Shares

Shares eligible for sale could adversely affect the price of our shares and American Depositary Shares (“ADS”).

The market prices of our common shares and the ADSs could decline as a result of sales by our existing shareholders of common shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The ADSs are freely transferable under U.S. securities laws, including shares sold to our affiliate. IRSA, which as of June 30, 2012 own approximately 95.6% of our common shares (or approximately 1,204,566,686 common shares which may be exchanged for an aggregate of 30,114,167 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

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

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes, for the tax year ending June 30, 2012, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or ADSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

Table of Content
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

Our shareholders may determine to not pay any dividends.

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
A. History and Development of the Company

General Information

Our legal name is “Alto Palermo S.A. (APSA)” and our commercial name is Alto Palermo Centros Comerciales. We were authorized and incorporated by Executive Decree issued by the Argentine Executive Branch on August 29, 1889, registered under No. 126 of Page 268 of Book IV, and registered in the Public Registry of Commerce of the City of Buenos Aires (as adapted to conform to law 19,550) on February 27, 1976 under No. 323 on Page 6 of Book 85, Volume A of Argentine Corporations. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and our ADS on the NASDAQ. Our headquarters and principal executive offices are located at Moreno 877, 22nd Floor, (C1091AAQ), Buenos Aires, Argentina. Our telephone is (+54 11) 4344-4600. Our Depositary Agent for the ADS in the United States is Bank of New York Mellon whose address is PO Box 358516, Pittsburgh, PA 15252-8516 and whose telephone is (+1 201) 680-6825. Information contained in or accesible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resources locator” and are for your information reference only. We assume no responsibility for the information contained on such sites.

History

We were organized in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and until 1984, we owned and operate the main fresh products market in the City of Buenos Aires. Our main asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, moment in which we leased our operations. In July 1994, IRSA acquired a controlling interest in us and, subsequently, we resumed real estate operations. Since then, we have continued to grow through a series of acquisitions and the development of our businesses. In April 1997, we merged with fourteen of our wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)” to “Alto Palermo S.A. (APSA)”.

Significant acquisitions, dispositions and development of businesses

The following is a description of the most significant events in terms of acquisitions, divestitures, real estate barter transactions and other transactions which occurred during the years ended June 30, 2012, 2011 and 2010:

Table of Content
Fiscal Year Ended June 30, 2012

Acquisitions

Lujan Plot of Land

On May 22, 2012, we completed the acquisition of a plot of land of 115 hectares in Lujan, Province of Buenos Aires from Cresud for a total of US$ 8.96 million, which has been fully paid. This transaction was carried out in order to develop a mixed purpose project in the future since the plot of land has localization and scale features that are apt for business development, and already has the municipal authorization and zonification to perform such operations.

Acquisition of shares in Quality Invest S.A.

On May 30 2012, we acquired the whole equity interest of IRSA in the equity of Quality Invest S.A., which amounted to 50% of the capital stock, for a total amount of US$ 9.7 million, which has been fully paid.

In March 2011, Quality Invest S.A. acquired the industrial plant from Nobleza Piccardo S.A.I.C. y F. located in the district of San Martín, Province of Buenos Aires, with a total area of 160,000 sqm (80,000 of which is a covered area with high quality warehouses currently being used for industrial purposes). Furthermore, Quality Invest S.A. has recently obtained pre-approval by the Municipality of San Martín to extend of the purposes for which the property can be used, including shopping center, entertainment, events, commercial offices, parking and other ancillary uses.

Based on these considerations and the strategic location of the property, the Company considered acquiring it in order to develop a shopping center in the future.
Acquisition of shares of TGLT

We acquired additional shares of TGLT amounting to 262,927 common shares in August 2011. As of June 30, 2012, we own an 9.23% interest in TGLT.

Contribution to Don Mario S.G.R. (“Don Mario”)

On June 29, 2012, the Secretaría de Pequeña y Mediana Empresa (the “SME undersecretariat”) authorized our incorporation as “Protector Partner” (Socio Protector) of Don Mario S.G.R. (“Sociedad de Garantía Recíproca”).

    Moreover, we made a contribution to Don Mario’s Risk Fund in the amount of Ps. 10 million, in our capacity of Protector Partner. S.G.R.s are funded through the contributions of investors who in turn obtain certain tax benefits for income tax purposes.

Additionally, Don Mario assigned and transferred to us five Class “B” shares, with a face value of Ps. 1 each and entitled to one vote per share, for the amount of Ps. 0.005 which have been paid in cash. These shares are symbolic and merely represent the Company’s right over its investment. These shares neither grant control nor significant influence over the actions of the entity. The Company must maintain the investment in the SGR for a minimum period of 2 years to make use of the tax benefit.

Acquisition of additional shares of Arcos del Gourmet

   On September 7, 2011,  we acquired an additional 8.185% interest in Arcos del Gourmet S.A. for US$1.75 million in cash consideration. As part of this acquisition, we renegotiated certain terms of the original acquisition agreement pursuant to which it will contribute 10% of each capital call required to avoid the minority shareholder's dilution. This obligation is capped at US$ 3.5 million and is recognized under selling financing is short-term and long-term debt.

Disposals

Apsamedia

    On October 7, 2011, Apsamedia S.A., as trustor, together with Comafi Fiduciario Financiero S.A., acting as trustee of the “Fideicomiso Financiero Privado Yatasto”, as original holder, created a private financial trust named "Consumo Centro", to which Apsamedia S.A. assigned  under trust the legal ownership of certain receivables that were not in good standing, including personal loans, credit card receivables and refinanced receivables generated by Apsamedia S.A. in the ordinary course of business, which we anticipate  will be emitted as pass-throughs in favor of the original holder.

Sale of units of Torres de Rosario under construction

During this fiscal year we sold different units related to the lot designated as “2H” of Torres de Rosario under construction for Ps. 4.3 million.

Developments

Apsamedia (Metroshop’s continuing Company)

On July 20, 2011, a Special General Shareholders Meeting of Metroshop elected by unanimous consent to approve the change of corporate name to Apsamedia S.A. and the amendment of its corporate purpose to capitalize on market opportunities.

Apsamedia will continue providing its services, which have been broadened in scope to the following areas:
 - Consumer credit marketing and financing.
 - Issuance and marketing of credit cards.
 - Performance of any type of agency and representation.
 - Management of administrative, advertisement and commercial activities.

Such amendments were registered under the Public Registry of Commerce on August 29, 2011 under number 17,795.

During this fiscal year, Apsamedia started to develop the leasing of advertising space business in our shopping centers.

Arcos del Gourmet - Restructuring of the concession agreement

    On September 6, 2011, Arcos del Gourmet SA, ("AGSA") signed a Retrofitting Concession with the Administración de Infraestructuras Ferroviarias (the Railway Infrastructure Administration or “ADIF”), which transferred the patrimony of the railway in the jurisdiction of the Organismo Nacional de Administración de Bienes (“ONABE”), under which it was decided to extend the term of the grant until December 31, 2030, automatically renewable for three years and four months after that date if the commitments are satisfactorily performed. This new contract provides a new extension for an additional three years if AGSA determines it is necessary. It also established a maximum period of 24 months (counted from the day of signing the contract) to carry out the works and opening of the shopping center. The aforementioned contract established a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025, and Ps. 0.25 million (plus VAT) from January 1, 2026. Notwithstanding the foregoing, in the future and until the end of the concession period the charges shall be determined every two years.

Table of Content
Additionally, to secure the fulfillment of the agreement, we committed to hire a surety bond for Ps. 4.46 million, to make a cash deposit of Ps. 0.40 million and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14.95 million.

This agreement replaces the one subscribed with ONABE.

    On December 2011, Alto Palermo started to develop “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. This project, which will follow a urban space model, aspires to be a distinct proposal, offering a variety of premium brands in an open-air environment. This new urban space is expected to open in the spring of 2013, and it will add approximately 13,000 square meters of gross leaseable area and 70 stores to APSA’s portfolio, featuring its fourteenth shopping center.

Shopping Neuquén project

On June 4, 2012, Shopping Neuquén S.A. (“Shopping Neuquen”) entered into an agreement with the Municipality whereby it agreed to perform the construction works in one stage of the Shopping Center, based on the new schedule which provides a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. Such agreement was approved by Decree N° 0572 issued by the Municipality of Neuquén on June 8, 2012.

In the case of failing to comply with the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary, including to request the return of the plots of the Shopping Center to the Municipality.

Fiscal Year Ended June 30, 2011

Acquisitions

Acquisition of Soleil Factory shopping center business

On December 28, 2007, we and INCSA executed a letter of intent to acquire, build and manage a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was contingent upon the acquisition of the Soleil Factory shopping center. Upon completion of the acquisition of the Soleil Factory on July 1, 2010, as described below, we were obligated to commence the construction works on the site on May 2, 2011. However, INCSA shall comply with certain obligations prior to the commencement of said works, such as (i) delivery of the title deed of the plot and (ii) INCSA was obligated to transfer the rights and permits on the architectural project to us.

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

Paraná plot of land

On August 12, 2010, we acquired a 10,022 sqm property in the City of Paraná, Province of Entre Ríos, Argentina for US$ 0.5 million. We paid US$ 0.15 million and the remaining balance of US$ 0.35 million will be paid at the time the title is obtained.

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

Acquisition of shares of TGLT S.A.

On November 4, 2010, we acquired 5,214,662 shares of common stock of TGLT S.A. (“TGLT”) following its initial public offering for an amount of Ps. 47.1 million in cash.

We acquired additional shares of TGLT amounting to 42,810, 98,000 and 876,474 common shares between December 2010 and April 2011. We invested a total of Ps. 56.3 million to acquire the shares. As of June 30, 2011, we had an 8.86% interest in TGLT.

Acquisition of Metroshop S.A.’s (“Metroshop”) shares

On January 13, 2011, we purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and one vote per Class B share, representing 50% of Metroshop’s common capital stock. As of June 30, 2011 we held 100% of Metroshop´s common capital stock. See the section Dispositions for details on the dispositions of certain main assets of Metroshop.

Acquisition of Torodur S.A.’s shares

On June 13, 2011, we acquired for a de minimis consideration a 100% interest in the capital stock of Torodur S.A., a Uruguayan-based shell entity with no significant assets and/or operations. Previously, IRSA held 98% of this entity and the remaining 2% was held equally by CAM Communications LP (Bermuda), (formerly Elsztain Realty Partners Master Fund II LP), and CAM Communications LP (Delaware).

On June 15, 2011, Torodur S.A. acquired 16.66% of Nuevo Puerto Santa Fe S.A.’s (“NPSF”) shares for US$ 1.5 million.

Acquisition of NPSF’s shares

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

Table of Content
Dispositions

Negotiation between Metroshop and Tarshop S.A. (“Tarshop”)

On January 13, 2011, as an action subsequent to the purchase of the remaining 50% of Metroshop’s shares by us, Metroshop transferred the following assets to Tarshop:

i)
Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop’s own portfolio and those assigned to Fideicomiso Financiero Metroshop Serie XV).

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.
iii)	All credit card customers or accounts and consumer loans.
iv)	Lease agreements on certain branches and their personal property.
v)	Labor agreements for payroll personnel.

Sale of plots of land

On May 18, 2010 we sold two plots of land located at 3128 and 3134 Carlos Gardel Street in the City of Buenos Aires for US$ 0.46 million, which was collected in full. On July 5, 2010 the deed of title was executed.

Sale of 80% equity interest in Tarshop

Our Board of Directors approved the sale of a 80% interest in Tarshop to Banco Hipotecario S.A. (“Banco Hipotecario”) for a sale price of US$ 26.8 million. The transaction was approved by the Banco Central de la República Argentina, and subsequently was closed on September 13, 2010. We agreed not to compete in the credit card or consumer loan origination business market where Tarshop conducts business for a period of 5 years.

Sale of Rosario plots of land

On April 14, 2010, we sold the plot of land designated as “2A” of a parcel of land located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, paid in full as of June 30, 2011.

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
Additionally, on November 8, 2010, Shopping Neuquén was notified of a court resolution establishing the amount of legal costs and fees to be paid by Shopping Neuquén related to prior litigation with the Municipality. As of the date of this annual report this resolution is not firm and Shopping Neuquén is currently evaluating its courses of action. Furthermore, Shopping Neuquén also reached an agreement in order to settle litigation pending fees.

On April 15, 2011, Shopping Neuquén entered into an agreement with Gensar S.A., an unrelated third party developer, pursuant to which Gensar S.A. acquired the right to purchase one plot of land of the project adjacent to the place where the shopping center is being developed. Gensar S.A. agreed to construct and operate a hypermarket. Shopping Neuquén transferred possession of the land in April 2011. On September 16, 2011, the public deed for the property of the mentioned lot was granted in favor of Gensar S.A.

On June 4, 2012 Shopping Neuquén and the Municipality of Neuquen City entered into an agreement through which the contruction works shall be completed in one stage and also established a new timeline for such activities. This new timetable establishes that Shopping Neuquén should finish the construction works within 24 months. No compliance with the new time frame would have the same consequences as the ones agreed for noncompliance with the agreement dated December 13, 2006.

Barter agreement with TGLT

On October 13, 2010, we and TGLT, a real estate developer in Argentina, entered into an exchange agreement in connection with a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires close to “Alto Palermo Shopping.” The property has a surface of 3,207 square meters and the purchase price was US$ 18.8 million. This transaction has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of one of our main shopping centers. As consideration, TGLT agreed to transfer to us (i) certain units to be determined, representing 17.33% of the aggregate surface of the units to be built, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces to be built, (iii) all the commercial parking spots and (iv) US$ 10.7 million, which were paid upon the execution of the purchase deed in favor of TGLT. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. TGLT completed its initial public offering in the Bolsa de Comercio de Buenos Aires on October 29, 2010 therefore; the precedent condition for the transaction was fulfilled on that date. TGLT paid the US$ 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Berutti plot of land was executed.

To ensure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of us.

Fiscal Year Ended June 30, 2010

Acquisitions

Table of Content
Acquisition of Tarshop´s shares

 On October 30, 2009 Tarshop capitalized certain capital contributions made by us increasing our interest in Tarshop from 93.44% to 98.59%.

During January 2010, we acquired the remaining minority interest in Tarshop for US$ 0.54 million, obtaining 100% of Tarshop shareholding as of June 30, 2010.

Acquisition of Arcos del Gourmet (“Arcos”) shares

On November 27, 2009, we acquired 80% of the share capital of Arcos for a purchase price determined as follows: (i) a fixed price of US$ 4.3 million for 40% of the stock and (ii) a fixed price of US$ 0.84 million plus a determinable price equivalent to 20% of the investment required to develop the project up to maximum of US$ 6.9 million for the other 40% of the stock. As of June 30, 2011, we paid US$ 4.4 million. The remaining unpaid balance was paid as follows: (i) US$ 1 million due on November 27, 2011 and (ii) 10% of any increase in Arcos’s common stock.

On June 25, 2010, we and certain minority shareholders entered into an option agreement to acquire a 17.54% minority interest in Arcos for an aggregate price of US$ 1.4 million. The option price is US$ 0.4 million, of which Ps. 0.4 million was paid as of the date of these financial statements. The option expired on April 30, 2011 upon the conditions not being fulfilled. As of the date of this annual report, we are starting the development of this project and we expect to finish the works during spring of 2013.

Purchase of Conil’s shares

 On October 21, 2009, we acquired a 50% interest in Conil for US$ 0.3 million, which was fully paid as of June 30, 2010. The main asset of Conil is a 2,471 sqm undeveloped parcel of land located in the city Avellaneda, Province of Buenos Aires.

Non-compete agreement with the former minority shareholder of Tarshop

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

Dispositions

Sale of equity interest in Tarshop

On December 22, 2009, our Board of Directors approved the sale, assignment and transfer on behalf of Banco Hipotecario the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of Tarshop’s shares.

On December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Banco Central de la República Argentina granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed.

Sale of properties in Guaymallén (Province of Mendoza, Argentina) and Rosario (Province of Santa Fé, Argentina)

On March 26, 2010, we sold a building located in the district of Guaymallén, Province of Mendoza for US$ 0.3 million.

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

Panamerican Mall S.A. (“PAMSA”)

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

Capital Expenditures

Fiscal year 2012

For the fiscal year ending June 30, 2012 we invested Ps. 117.9 million in capital expenditures: (i) Ps. 40.1 million were related to the acquisition of plots of lands and other real estate; (ii) Ps. 20.4 million were allocated to improvements made to our shopping centers and offices; (iii) Ps. 35.4 million were allocated to work in progress; (iv) Ps. 18.2 million were allocated to suppliers advances; (v) Ps. 3.8 million were allocated to the acquisition of furniture, fixture and computer equipment, software and facilities.

Table of Content
Fiscal year 2011

For the fiscal year ended June 30, 2011 we invested Ps. 52.0 million in capital expenditures of which: (i) Ps. 9.5 million were related to improvements made to our shopping centers and offices; (ii) Ps. 13.4 million were allocated to work in progress; (iii) Ps. 7.7 million were related to construction and advance payments made in Dot Baires shopping; (iv) Ps. 4.7 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (v) Ps. 16.4 million were allocated to suppliers advances; (vi) Ps. 0.3 million were allocated to the acquisition of plots of lands.

Fiscal year 2010

For the fiscal year ended on June 30, 2010 we invested Ps. 53.8 million in capital expenditures of which: (i) Ps. 32.5 million were related to improvements made to our shopping centers and offices; (ii) Ps. 7.4 million were related to construction and advance payments made in Dot Baires shopping; (iii) Ps. 6.0 million were related to advances to suppliers; (iv) Ps. 2.6 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (v) Ps. 3.1 million were allocated to the acquisition of undeveloped parcels of land and (vi) Ps. 2.2 million were related to other corporate purposes.

Recent Developments

Recent developments

Shareholders´Meeting:

Our 2012 annual meeting of shareholders will be held on October 31st, 2012, at Bolívar 108 1st Floor, City of Buenos Aires, in order to consider and approve, among others, (i) the annual financial statements for the period ended June 30, 2012, (ii) the performance of the Board of Directors and Supervisory Committee, (iii) treatment and allocation of results, (iv) the acquisition of the Convertible Notes issued by us, (v) Updating of the report on Incentive Plan for the benefit of the officers of according to the provisions approved and ratified by 2009/2010 and 2011 Shareholders' Meetings respectively, (vi) amendments to our bylaws in order to allow distance board of directors' meetings and expansion of the list of officers authorized to answer interrogatories, and (vii) appointment of Directors, Members of the Supervisory Committee, and Certifying Accountant.

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

As of June 30, 2012, our shopping centers had a total of 309,021 square meters of gross leasable area (excluding space occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping centers, as reported by our tenants, were approximately Ps. 9,966.4 million during the year ended June 30, 2012 and Ps. 7,766.3 million for the fiscal year ended June 30, 2011. Tenant sales at our shopping centers are relevant to our revenues and profitability, because they are one of the principal factors that determine the amount of rent that we charge our tenants.

As of June 30, 2012, we had total assets of Ps. 2,488.4 million and shareholders’ equity was Ps. 828.0 million. During our fiscal years ended June 30, 2010, 2011 and 2012, we had revenues of Ps.784.9 million, Ps.856.5 million and Ps. 923.6 million, respectively, and had net income of Ps.132.3 million, Ps. 272.1 million and Ps. 327.8 million, respectively. We operate our business through three reportable segments: Leases and services, Consumer financing and Others, as described below.

Leases and services. We derive a majority of our revenues from leases with retail tenants in our thirteen shopping centers. We generally charge our tenants rent based on the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales. We also charge our tenants monthly management fees for our administration and maintenance of common areas and administration of contributions made by tenants to finance promotional efforts for our shopping centers. We also generate revenues from admission rights (a non-refundable fee certain tenants are required to pay upon entering into or renewing a lease), leasing agent fees and parking lot fees. As of June 30, 2012, the average occupancy rate of our shopping centers was 98.4%. Our Leases and services segment generated operating income of Ps. 266.6 million, Ps.402.7 million and Ps. 582.3 during fiscal years ended June 30, 2010, 2011 and 2012, representing 83.2%, 85.03% and 97,5%, respectively, of our consolidated operating income for such fiscal years.

Consumer financing. We operate a consumer financing business through our subsidiary Apsamedia and our affiliate Tarshop. Tarshop and Apsamedia’s operations consist primarily of lending and servicing activities relating to the credit card and personal loan products offered to consumers at shopping centers, hypermarkets and street stores. Our revenues from credit card transactions are derived from interest income generated by financing and lending activities, merchants’ fees, charges for life and disability insurance, and fees for data processing and printing cardholders’ account statements, among others. In September 2010 we sold 80% of Tarshop’s stock to Banco Hipotecario for US$26.8 million and retained the remaining 20%. Due to this sale, the Consumer financing segment will have a less significant impact on our results of operations going forward. We acquired 50% of the capital stock of Apsamedia from Tarshop on May 21, 2010, and the remaining 50% from Metronec S.A. on January 13, 2011. Our Consumer financing segment generated operating income of Ps. 49.0 during the fiscal year ended June 30, 2010, representing 15.3% of our consolidated operating income for such fiscal year, Ps.17.7 million during the fiscal year ended June 30, 2011, representing 3.74% of our consolidated operating income for such fiscal year, and Ps. 2.7 million during our fiscal year ended June 30, 2012, representing 0.45% of our consolidated operating income for such fiscal year. See “Related Party Transactions” for additional details.

Others. Our Others segment includes the development and sale of residential properties, acquisitions of undeveloped parcels of land for future development and sales from time to time of such undeveloped parcels. Our Others segment generated operating income of Ps. 1.9, Ps. 52.6 million and Ps. 12.0 million during the fiscal years ended June 30, 2010, 2011 and 2012, respectively, representing 0.59%, 11.11% and 2.01% of our consolidated operating income for such fiscal years.

Our major shareholder is IRSA, which owned 95.6% of our outstanding shares as of June 30, 2012. IRSA is an Argentine company engaged in a range of diversified real estate activities and whose shares are listed in the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange.

Business Strategy

Our main goal is to maximize shareholder value. By using our know how in Argentina’s shopping centers industry, as well as our leading position, we aspire to generate sustainable cash flow growth and long-term appreciation for our real estate assets.

Table of Content
Investment strategy. We endeavor to avail ourselves of the unmet demand for shopping venues in different urban areas in the region as well as to optimize our clients’ shopping experience. It is for this reason that we seek to develop new shopping centers in urban areas with attractive growth prospects, including the Buenos Aires metropolitan area, some provincial cities in Argentina and possibly in other places outside Argentina. It is vital for the deployment of this strategy that we keep the business relationships that we have been nurturing for years with the more than 1,000 companies and retail brands that make up our select group of tenants as it is thanks to them that we can provide an adequate tenant mix for each case in particular.

Our investment strategy consists primarily of the following:

•    Selectively developing new shopping centers, through different business formats in areas that are either densely populated or that display appealing growth prospects. We presently have land reserves for future shopping centers development spanning approximately 55,283 square meters in gross leasable area. These properties are located in the City of Buenos Aires, Luján, Neuquén, Tucumán and Paraná.

•    Selectively acquiring shopping centers which we believe will benefit from our know-how, centralized management, tenant relationships and leasing strategies, entering new markets and fueling new synergies with our asset portfolio.

•    Expanding and improving our properties, by either renovating, re-developing, enhancing or refurbishing them. We aspire to render properties more attractive for potential tenants or for potential lease renewals and/or to optimize under-operated land or leasable space. This will allow us to improve our positioning and to increase our revenues with a proportionately lesser rise in our operating costs.

•    Developing real estate, residential and commercial projects that are ancillary to our shopping centers. In other words, we seek to generate mutual benefits amongst the various properties in our portfolio through an increase in our shopping centers’ visitor turnout and an appreciation in the value of the surrounding real estate projects.

Operating strategy. Our central operational strategy consists in maximizing growth and profitability at our shopping centers through an increase in our tenants’ sales resulting from the best tenant mix possible for each new lease. Besides, this continued growth allows us to distribute our operating costs more efficiently. We aspire to attain these objectives by implementing the following actions:

•    Continuous improvement in our shopping centers. We plan to continue the improvement our different offerings with a view to an outstanding supply. Against this backdrop, we will continue to renovate our properties to keep them modern for shoppers so they have an excellent experience at our properties which will attract retail consumers to our shopping centers while simultaneously maintaining competitive occupancy costs to our tenants.

•    Optimum tenant base and lease conditions. We endeavor to maintain high occupancy levels at our shopping centers by leasing and re-leasing these properties to a diversified group of tenants with highly renowned brands, credit-worthiness and attractive offerings in order to attain higher rentals per square meter.

•    Strengthening our relationship with our tenants. By building on our relationship with our tenants we increase the spectrum of the products and services offered: we provide them with administrative advice and suggestions concerning their initiatives and marketing tools. Such a business relationship is of the essence for launching new undertakings.

•    Improving brand awareness and loyalty with consumers and tenants. We have a valuable and renowned group of brands in terms of shopping centers and we continuously strive to improve brand recognition and the loyalty of consumers and tenants with aggressive marketing campaigns. In order to become the consumers’ favorite brand of shopping centers we will launch advertising campaigns, organize promotional events and engage in different marketing initiatives to attract local consumers and tourists through a proposal that is exceedingly better than traditional street-level storefronts and other shopping centers based on offerings tailored to the preferences of our end consumers. We also seek to add value to our commercial offerings through the best entertainment and food court alternatives to foster the frequency of visits and duration, in particular from young women, families and tourists.

•    Improving operating margins. We want to avail ourselves of our consolidated management capacity to attain economies of scale and cost savings in each shopping center with a view to improving our consolidated operating margins. In this respect, we seek to implement good management practices to maintain a solid financial position to support our future growth.

Our headquarters are located at Moreno 877, 22nd floor, (C1091AAQ) City of Buenos Aires, Argentina. Our telephone number is + (54 11) 4323-7449.

Shopping Centers

Overview

As of June 30, 2012, we owned and/or operated the following thirteen shopping centers in Argentina:

Shopping Center	Effective Interest	Location
Paseo Alcorta	100%	City of Buenos Aires, Argentina
Patio Bullrich	100%	City of Buenos Aires, Argentina
Abasto	100%	City of Buenos Aires, Argentina
Alto Palermo	100%	City of Buenos Aires, Argentina
Buenos Aires Design	53.684%	City of Buenos Aires, Argentina
Dot Baires Shopping	80%	City of Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Soleil Factory Shopping	100%	Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	100%	Mendoza, Argentina
Córdoba Shopping Villa Cabrera	100%	Córdoba, Argentina
La Ribera Shopping	50%	Santa Fe, Argentina

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at our shopping centers for the periods indicated

Table of Content
	Fiscal year ended June 30, (1)
	2010	2011	2012
	Ps.	Ps.	Ps.
Abasto	926,372,674	1,227,371,682	1,537,349,000
Alto Palermo	879,728,390	1,100,349,096	1,304,634,155
Alto Avellaneda	885,195,429	1,132,631,269	1,466,931,540
Paseo Alcorta	414,651,556	525,752,301	667,798,781
Patio Bullrich	344,789,105	432,319,411	498,544,904
Alto Noa	280,241,284	381,181,135	500,371,767
Buenos Aires Design	140,973,530	188,474,744	235,770,387
Mendoza Plaza	559,359,204	733,370,200	929,143,182
Alto Rosario	419,143,398	610,931,563	825,191,098
Córdoba Shopping- Villa Cabrera	164,257,027	244,188,789	340,253,887
Dot Baires Shopping	763,527,536	985,671,886	1,271,165,087
Soleil Factory Shopping	-	204,076,974	254,050,011
La Ribera Shopping (3)	-	-	135,223,709
Total sales (2)	5,778,239,133	7,766,319,050	9,966,427,508

(1)
Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)	Excludes sales from stands and spaces used for special exhibitions.
(3)	Includes accumulated results since acquisition on August 2011.

The following table shows certain information on shopping centers in which we held an interest as of June 30, 2012:

	Acquisition date	Gross leasable area (1)	Number of stores	Occupation rate (2)	Alto Palermo’s Interest (3)	Book value as of June 30, 2012 (4)
	/Opening	(sqm)		(%)	(%)	(Ps.)
Abasto (5)	7/94	37,711	173	99.1%	100%	144,547
Alto Palermo	11/97	18,701	146	98.3%	100%	93,837
Alto Avellaneda	11/97	36,943	140	96.1%	100%	52,737
Paseo Alcorta	6/97	14,107	111	100%	100%	60,823
Patio Bullrich	10/98	11,684	82	100%	100%	77,947
Alto Noa	3/95	19,038	92	98.9%	100%	18,305
Buenos Aires Design	11/97	13,769	62	100%	53.684%	7,031
Mendoza Plaza	12/94	42,237	148	96.4%	100%	78,25
Alto Rosario (5)	11/04	27,692	146	97.6%	100%	75,755
Córdoba Shopping –Villa Cabrera	12/06	15,191	106	99.6%	100%	61,053
Dot Baires Shopping	05/09	49,527	152	99.4%	80%	515,906
Soleil	07/10	14,712	70	100%	100%	64,547
La Ribera Shopping	08/11	7,710	48	98.7%	50%	17,822
Neuquén (6)	07/99	-	-	-	98.144%	7,679
Total		309,021	1,476	98.4%		1,276,241

(1)	Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.

(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of the fiscal end of the fiscal year.

(3)	Our effective interest in each of its business units.

(4)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, if any. Excludes works in progress.

(5)	Excludes Museo de los Niños (3,732 sqm in Abasto and 1,261 sqm in Alto Rosario).

(6)	Plot for the development of a Shopping Center.

Occupancy Rate

The following table sets forth the occupancy rate of each shopping center expressed as a percentage of its gross leasable area as of the dates indicated:

	As of June 30,
	2010	2011	2012
Abasto	99.6	99.8	99.1
Alto Palermo	100.0	100.0	98.3
Alto Avellaneda	96.0	96.3	96.1
Paseo Alcorta	97.5	99.2	100.0
Patio Bullrich	99.7	100.0	100.0
Alto NOA	99.9	100.0	98.9
Buenos Aires Design	98.4	98.6	100.0
Mendoza Plaza	93.1	95.2	96.4
Alto Rosario	93.7	98.1	97.6
Córdoba Shopping Villa Cabrera	98.8	98.1	99.6
Dot Baires Shopping	100.0	99.7	99.4
Soleil	-	87.8	100.0
La Ribera Shopping	-	-	98.7
Weighted Average	97.5	97.6	98.4

Table of Content
Rental Price

The following table shows the annual rental price per square meter for the periods indicated below:

	As of June 30,
	2010	2011	2012
	(Ps.)	(Ps.)	(Ps.)
Abasto	1,986.8	2,549.5	3,171.3
Alto Palermo	4,033.8	4,995.7	6,192.8
Alto Avellaneda	1,469.2	1,877.6	2,375.6
Paseo Alcorta	810.2	959.7	1,074.5
Patio Bullrich	2,498.9	3,233.6	3,871.2
Alto NOA	2,673.9	3,201.7	3,791.1
Buenos Aires Design	658.6	920.3	1,230.6
Mendoza Plaza	948.4	1,336.5	1,906.9
Alto Rosario	598.8	804.9	1,032.4
Córdoba Shopping Villa Cabrera	731.6	1,104.0	1,459.2
Dot Baires Shopping	1,081.9	1,288.4	1,657.3
Soleil	-	870.5	1,129.1
La Ribera Shopping	-	-	1,017.3

(1)
Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

Expiration of Lease Agreements

The following table sets forth the schedule of estimated lease expirations of our shopping centers leases in effect as of June 30, 2012, assuming that none of the tenants exercise their renewal options or terminate their leases early:

	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Agreements Expiration as of June 30:		(sqm)	(%)	(Ps.)	(%)
2013	664	103,69	33%	145,092,597	36%
2014	376	52,329	17%	99,292,382	25%
2015	321	49,033	16%	90,799,050	23%
2016 and subsequent years	115	103,97	34%	63,471,693	16%
Total (2)	1,476	309,022	100%	398,655,722	100%

(1)	Including the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

(2)	Including the base rent and does not reflect our ownership interest in each property.

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

Abasto Shopping, City of Buenos Aires.

Abasto Shopping is a 173-store shopping center located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal station and near the highway to Ezeiza International Airport. Abasto Shopping opened on November 10, 1998. We invested US$ 111.6 million in Abasto Shopping. The main property is a landmark building that, between 1889 and 1984 was the primary fresh product market for the city of Buenos Aires and greater area. Our company converted the property into a 116,646 square meter shopping center (including parking and common areas) with approximately 37,711 square meters of gross leasable area (41,443 square meters if we include Museo de los Niños). Abasto Shopping is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket, the biggest of the City of Buenos Aires.

Abasto Shopping includes a food court with 27 restaurants, a multiplex cinema with 12 theatre screens and seating for approximately 3,100 people covering an area of 8,021 square meters, entertainment facilities and a 3,732 sqm of Museo de los Niños (it is not included in the gross leasable area). The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters.

Abasto Shopping’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 1,537.3 million, representing annual sales per square meter of approximately Ps. 40,765.3. Revenues from leases increased from approximately Ps. 118.7 million for the fiscal year ended June 30, 2011, to Ps. 150.4 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 262.1 in 2011 and Ps. 332.0 in 2012.

As of June 30, 2012, the occupancy rate in Abasto Shopping was 99.1%.

Table of Content
Abasto Shopping’s five largest tenants

Abasto Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.7% of its gross leasable area as of June 30, 2012 and approximately 11.3% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto Shopping’s five largest tenants:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Hoyts General Cinema	Cinema	8,021	21.3
Zara	Great Shop of Clothes and footwear	1,790	4.7
Frávega	Houseware	885.3	2.3
Garbarino	Houseware	656.7	1.7
Compumundo	Houseware	246.5	0.7
Total		11,599.5	30.7

Tenant mix of AbastoShopping

The following table sets forth the types of businesses of the tenants in Abasto Shopping as of June 30, 2012:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	16,168.7	42.9
Entertainment	11,884.2	31.5
Miscellaneous	3,390.2	9.0
Home & Houseware	3,218.5	8.6
Restaurant	2,729.3	7.2
Services	320.2	0.8
Total	37,711.1	100.0

 Revenues from Abasto Shopping

The following table sets forth certain information relating to the revenues from Abasto Shopping for the periods indicated:

	Fiscal year ended June 30
	2010	2011	2012
	(in thousand of Ps.)
Base rent	55,760.2	65,475.4	81,351.0
Percentage rent (1)	13,872.3	25,700.5	34,878.9
Total rent	69,632.5	91,175.9	116,229.9
Revenues from admission rights (2)	12,739.7	15,432.6	17,898.3
Management fees	1,440.0	1,775.0	2,235.2
Parking	7,209.3	10,051.5	13,775.0
Other	282.8	265.2	308.4
Total	91,304.3	118,700.2	150,446.8

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.

(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of Lease Agreements for Abasto Shopping

The following table shows the lease expirations for Abasto during the periods indicated for existing leases as of June 30, 2012, assuming that none of these tenants will exercise their renewal options or terminate their leases early:

	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Expiration as of June 30,(3)		(sqm)	(%)	(Ps.)	(%)
2013	77	9,713	26	20,504,423	30
2014	46	6,801	18	20,678,434	30
2015	36	3,982	11	13,678,502	20
2016 and subsequent years	14	17,215	46	13,279,054	20
Total	173	37,711	100	68,140,414	100

(1)	Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

 Alto Palermo, City of Buenos Aires

Alto Palermo is a 146-store shopping center which opened in 1990 in the well-known middle class and densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking) that consists of 18,701 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 19 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 1,304.6 million, which represented annual sales per square meter of approximately Ps. 69,762.1. Revenues from leases increased from approximately Ps. 121.2 million for the fiscal year ended June 30, 2011 to Ps. 151.5 million for the fiscal year ended June 30, 2012, which represented monthly revenues per gross leasable square meter of Ps. 539.9 in 2011 and Ps. 675.2 in 2012. As of June 30, 2012, the occupancy rate in Alto Palermo was 98.3%.

Table of Content
Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of sales) accounted for approximately 14.5% of its gross leasable area at June 30, 2012 and approximately 7.4% of its annual base rent for the fiscal year ended on such date.
The following table describes Alto Palermo’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leaseable Area (sqm)	Gross Leaseable Area (%)
Zara	Great Shop of Clothes and footwear	1,384.0	7.4
Just for Sport	Clothes and footwear	724.3	3.9
Rapsodia	Clothes and footwear	256.0	1.4
Garbarino	Houseware	185.7	1.0
Frávega	Houseware	155.8	0.8
Total		2,705.8	14.5

Tenant Mix of Alto Palermo

The following table sets forth the types of businesses of the tenants in Alto Palermo:

	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	10,025.9	53.6
Restaurant	2,803.1	15.0
Services	1,634.4	8.7
Miscellaneous	1,798.4	9.6
Entertainment	1,308.5	7.0
Home & Houseware	1,131.0	6.1
Total	18,701.3	100.0

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues derived from Alto Palermo during the following periods:

	Fiscal year ended June 30 (1)
	2010	2011	2012
	(in thousands of Ps.)
Base rent	58,543.4	71,131.5	91,844.0
Percentage rent (1)	16,939.7	22,962.4	25,769.2
Total rent	75,483.1	94,093.9	117,613.2
Revenues from admission rights (2)	13,414.9	16,182.6	21,194.8
Management fees	1,260.0	1,630.2	2,078.1
Parking	7,257.8	8,914.6	10,449.8
Other	604.2	333.6	178.3
Total	98,020.0	121,154.9	151,514.2

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of lease agreements for Alto Palermo

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise their renewal options or terminates their leases early:

	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Agreements Expiration		(sqm)	(%)	(Ps.)	(%)
2013	65	8,427	45	24,618,162	35
2014	38	2,955	16	15,936,816	22
2015	33	3,521	19	20,323,856	29
2016 and subsequent years	9	3,799	20	10,207,864	14
Total	146	18,701	100	71,086,698	100

(1)	Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

Alto Avellaneda, Gran Buenos Aires

Alto Avellaneda is a 140-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, Province of Buenos Aires, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 36,943 square meters of gross leasable area. The shopping center has a multiplex cinema with six screens, the first Wal-Mart superstore in Argentina, an entertainment center, a food court with 20 restaurants and an anchor store, Zara a great store of clothes and footware, Falabella, which opened on April 28, 2008. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda’s parking lot. The shopping center has a 2,700-car free parking lot consisting of 47,856 square meters. Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

Table of Content
During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 1,466.9 million which represents annual revenues per square meter of approximately Ps. 39,708.0. Revenues from leases increased from approximately Ps. 77.2 million for the fiscal year ended June 30, 2011 to Ps. 99.1 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 175.5 in 2011 and Ps. 223.5 in 2012. As of June 30, 2012, the occupancy rate in Alto Avellaneda was 96.1%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales) accounted for approximately 39.4% of its gross leasable area as of June 30, 2012 and approximately 24.1% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Falabella	Anchor Store	11,629.0	31.5
Zara	Great shop of Clothes and footwear	1,585	4.3
Garbarino	Houseware	639.8	1.7
Frávega	Houseware	512.0	1.4
Compumundo	Houseware	190.6	0.5
Total		14,556.4	39.4

Tenant mix of Alto Avellaneda

The following table sets forth the types of businesses of the tenants in Alto Avellaneda:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Anchor Store	11,629.0	31.48
Clothes and footwear	12,657.9	34.26
Entertainment	6,192.7	16.76
Home & Houseware	2,033.4	5.50
Restaurant	1,993.4	5.4
Miscellaneous	1,877.2	5.08
Services	558.7	1.51
Total	36,942.6	100.0

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the sales by Alto Avellaneda during the following periods:

	Fiscal year ended June 30, (1)
	2010	2011	2012
	(in thousands of Ps.)
Base rent	35,753.3	44,994.3	57,014.8
Percentage rent (1)	16,308.3	22,143.7	29,170.3
Total rent	52,061.6	67,138.0	86,185.1
Revenues from admission rights (2)	6,630.5	8,477.2	10,975.5
Management fees	1,020.0	1,504.8	1,918.2
Other	120.9	73.9	18.1
Total	59,833.0	77,193.9	99,096.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.

(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of lease agreements for Alto Avellaneda

The following table sets forth a schedule of estimated lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Agreements Expiration		(sqm)	(%)	(Ps.)	(%)
2013	47	8,059	22%	10,872,257	21%
2014	31	3,843	10%	10,011,626	19%
2015	44	4,680	13%	12,293,887	24%
2016 and subsequent years	18	20,361	55%	18,454,714	36%
Total	140	36,943	100%	51,632,484	100%

(1)	Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

Table of Content
Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 62 stores specialized in interior and home decoration stores which opened in 1993. We own a 53.684% interest in Emprendimiento Recoleta S.A., the company which has the concession to operate Buenos Aires Design. The other shareholder of Emprendimiento Recoleta S.A. is Hope Funds S.A., which has the remaining 46.316% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to Emprendimiento Recoleta a 20-year concession to use a plot of land in the Centro Cultural Recoleta, which was later extended for an additional period of 5 years. There can be no assurance that the City of Buenos Aires will extend the term of this concession upon its expiration in 2013. The concession agreement provides that Emprendimiento Recoleta shall pay the City of Buenos Aires a monthly amount of Ps. 42,353. It establishes that the concession may be terminated for any of the following reasons, among others: material breach of the obligations of the parties, which with regard to Emprendimiento Recoleta include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) non payment of the monthly fee for two consecutive periods; (iv) destruction or abandonment of the area under concession; (v) bankruptcy or liquidation; (vi) restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, we entered into an agreement with the shareholders of Emprendimiento Recoleta which granted the administration of Buenos Aires Design for a monthly administration fee of 10% of the net expenditures of expenses.

Buenos Aires Design is in a high income neighborhood named Recoleta in the City of Buenos Aires, near Libertador Avenue and downtown of the city of Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas as many exclusive hotels and restaurants are located in this area due to its closeness to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking lot) that consists of 13,768.9 square meters of gross leasable area. The shopping center has 8 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot.

Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 235.8 million which represents annual sales per square meter of approximately Ps. 17,123.4. Revenues from leases increased from approximately Ps. 17.3 million for the fiscal year ended June 30, 2011 to Ps. 20.1 million for the fiscal year ended June 30, 2012, which represent monthly sales per gross leasable square meter of Ps. 104.9 in 2011 and Ps. 121.9 in 2012. As of June 30, 2012, the occupancy rate in Buenos Aires Design was 100%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales) accounted for approximately 21.7% of its gross leasable area as of June 30, 2012 and approximately 18.2% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Hard Rock Café	Restaurant	1,215.9	8.8
Morph	Bazaar/Gifts	1,032.3	7.5
Barugel Azulay	Home	311.8	2.3
Bazar Geo	Bazaar/Gifts	258.0	1.9
Kalpakian	Carpets/Textiles/Covering	165.8	1.2
Total		2,983.8	21.7

Tenant Mix of Buenos Aires Design

The following table sets forth forth the types of businesses of the tenants in Buenos Aires Design:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Home & Houseware	7,890.9	57.3
Restaurant	3,786.9	27.5
Miscellaneous	2,057.8	15.0
Services	33.3	0.2
Total	13,768.9	100.0

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

Table of Content
	Fiscal year ended June 30, (1)
	2010	2011	2012
	(in thousands of Ps.)
Base rent	9,280.8	10,095.6	12,578.1
Percentage rent (2)	1,339.6	2,618.0	1,953.8
Total rent	10,620.4	12,713.5	14,531.9
Revenues from admission rights (3)	1,541.3	1,572.1	1,749.4
Management fees	789.4	973.6	1,137.4
Parking	1,644.0	2,118.1	2,711.2
Other	18.1	(35.17)	18.1
Total	14,613.2	17,342.1	20,148.0

(1)	It does not reflect our interest in Emprendimiento Recoleta SA.

(2)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.

(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of lease agreements for Buenos Aires Design

The following table shows a schedule of estimated lease expirations for Buenos Aires Design during the periods indicated for leases in effect as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminates their leases early:

	Number of Lease Agreements to Expirer (2)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Agreements expiration		(sqm)	(%)	(Ps)	(%)
2013	33	5,614	41	5,408,628	46
2014	16	6,488	47	3,788,953	32
2015	11	1,024	7	2,222,640	19
2016 and subsequent years	2	643	5	360,000	3
Total	62	13,769	100	11,780,221	100

(1)	It does not reflect our holding in Emprendimiento Recoleta SA.

(2)	Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 111-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 14,107 square meters of gross leasable area. Paseo Alcorta has a food court with 12 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center’s parking lot. Paseo Alcorta is spread out over three shopping center levels and has a paid parking lot, but offers a two-hour free parking (since June 2008) for approximately 1,300 cars.

Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 667.8 million which represents annual sales per square meter of approximately Ps. 47,338.1. Revenues from leases increased from approximately Ps. 52.3 million for the fiscal year ended June 30, 2011, to Ps. 64.3 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 313.4 in 2011 and Ps. 379.8 in 2012. As of June 30, 2012, the occupancy rate in Paseo Alcorta was 100%.

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales) accounted for approximately 15.4% of its gross leasable area as of June 30, 2012 and approximately 9.2% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Zara	Great Shop of Clothes and footwear	1,100.4	7.8
Etiqueta Negra	Men’s Clothes and footwear	338.2	2.4
Rapsodia	Clothes and footwear	258.2	1.8
Frávega	Houseware	249.0	1.8
Jazmín Chebar	Clothes and footwear	233.6	1.6
Total		2,179.4	15.4

Table of Content
Tenant mix of Paseo Alcorta

The following table sets forth the types of businesses of the tenants in Paseo Alcorta:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	7,904.8	56.0
Services	1,740.5	12.3
Home & Houseware	757.0	5.4
Miscellaneous	1,437.3	10.2
Entertainment	1,183.0	8.4
Restaurant	1,084.0	7.7
Total	14,106.6	100.0

Revenues from Paseo Alcorta

The following table sets forth certain information related to the revenues of Paseo Alcorta during the following periods:

	Fiscal year ended June 30,
	2010	2011	2012
	(in thousands of Ps.)
Base rent	24,663.7	31,254.7	37,523.4
Percentage rent (1)	6,095.7	10,904.8	14,664.1
Total rent	30,759.4	42,159.5	52,187.5
Revenues from admission rights (2)	6,490.9	7,442.3	8,497.0
Management fees	480.0	510.0	677.3
Parking	1,026.7	1,997.0	2,757.0
Other	309.9	207.7	173.3
Total	39,066.9	52,316.5	64,292.1

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.

(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of lease agreements for Paseo Alcorta

The following table shows a schedule of estimated lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise their renewal options or terminate their lease early:

	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Agreements Expiration		(sqm)	(%)	(Ps.)	(%)
2013	50	5,856	42	14,128,113	43
2014	37	3,727	26	12,042,197	36
2015	21	3,227	23	6,246,810	19
2016 and subsequent years	3	1,296	9	606,000	2
Total	111	14,107	100	33,023,120	100

(1)	Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 82-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million. Patio Bullrich is in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires.
This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of the most prestigious hotels of Buenos Aires and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,982 sqm (including parking) that consist of 11,684 square meters of gross leasable area and common areas covering 12,472 square meters. The shopping center has a four-screen multiplex cinema with 1,381 seats and a food court of 12 restaurants. The shopping center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 498.5 million that represent annual sales per square meter of approximately Ps. 42,669.02. Revenues from leases increased from approximately Ps. 45.1 million for the fiscal year ended June 30, 2011, to Ps. 54.7 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 320 in 2011 and Ps. 390.2 in 2012. As of June 30, 2012, the occupancy rate in Patio Bullrich was 100%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of its gross leasable area as of June 30, 2012 and approximately 14.8% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2012:

Table of Content
Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Zara	Great shop of Clothes and footwear	786.0	6.7
Rouge Internacional	Perfumery / Drugstore	599.6	5.1
Etiqueta Negra	Men's clothes and footwear	576.1	4.9
Rapsodia	Clothes and footwear	279.5	2.4
Cacharel	Clothes and footwear	173.1	1.5
Total		2,414.3	20.6

Tenant mix of Patio Bullrich

The following table sets forth the types of businesses of the tenants in Patio Bullrich:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	7,162.2	61.3
Entertainment	1,452.0	12.4
Miscellaneous	1,747.1	15.0
Restaurant	1,029.6	8.8
Home & Houseware	219.6	1.9
Services	73.4	0.6
Total	11,683.9	100.0

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

	Fiscal year ended June 30,
	2010	2011	2012
	(in thousands of Ps.)
Base rent	23,058.5	26,618.4	32,706.1
Percentage rent (1)	4,762.3	7,331.2	7,477.5
Total rent	27,820.8	33,949.6	40,183.6
Revenues from admission rights (2)	5,322.4	5,829.4	7,546.0
Management fees	1,140.0	1,353.0	1,639.2
Parking	2,900.7	3,913.4	5,260.7
Other	70.0	39.6	80.6
Total	37,253.9	45,085.0	54,710.1

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.

(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of lease agreements for Patio Bullrich

The following table shows a schedule of estimated lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Agreements Expiration		(sqm)	(%)	(Ps.)	(%)
2013	42	5,537	47	14,207,038	46
2014	19	2,877	25	6,159,361	20
2015	20	2,199	19	9,183,552	29
2016 and subsequent years	1	1,071	9	1,547,936	5
Total	82	11,684	100	31,097,887	100

(1)	Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

 Alto NOA, City of Salta

Alto NOA is a 92-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 19,038 square meters of gross leasable area. Alto Noa has a food court with 13 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center is contained on one floor and has a free parking lot for 551 cars. Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 500.4 million, which represents annual sales per square meter of approximately Ps. 26,282.79. Revenues from leases increased from approximately Ps. 19.3 million for the fiscal year ended June 30, 2011, to Ps. 25.8 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 84.6 in 2011 and Ps. 113.3 in 2012. As of June 30, 2012, the occupancy rate in Alto Noa was 98.9%.

Table of Content
Alto NOA’s five largest tenants

Alto NOA’s five largest tenants (in terms of sales) accounted for approximately 49.4% of its gross leasable area as of June 30, 2012 and approximately 12.9% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto NOA’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% Gross Leaseable Area (%)
Cines Noa	Cinema	3,808.4	20.0
Supermercado Norte	Supermarket	3,080.5	16.2
Y.P.F.	Other	1,812.5	9.5
Garbarino	Houseware	408.4	2.2
Frávega	Houseware	286.3	1.5
Total		9,396.1	49.4

Tenant mix of Alto NOA

The following table sets forth the types of businesses of the tenants in Alto Noa:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Entertainment	6,170.0	32.4
Miscellaneous	6,001.8	31.5
Clothes and footwear	3,726.6	19.6
Home & Houseware	1,555.6	8.2
Restaurant	1,176.5	6.2
Services	407.6	2.1
Total	19,038.1	100.0

Revenues from Alto NOA

The following table sets forth certain information relating to the revenues of Alto NOA during the following periods:

	Fiscal year ended June 30
	2010	2011	2012
	(in thousands of Ps.)
Base rent	8,461.6	10,736.2	13,351.6
Percentage rent (1)	3,968.2	6,782.7	10,508.8
Total rent	12,429.8	17,518.9	23,860.4
Revenues from admission rights (2)	1,069.6	1,441.5	1,703.3
Management fees	144.0	153.0	203.1
Other	57.5	181.0	108.8
Total	13,700.9	19,294.4	25,875.6

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.

(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of lease agreements for Alto NOA

The following table shows a schedule of estimated lease expirations for Alto NOA during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

	Number of Leases to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Agreements Expiration		(sqm)	(%)	(Ps.)	(%)
2013	49	9,108	48	5,571,311	47
2014	25	1,890	10	3,155,462	27
2015	12	1,560	8	1,739,632	15
2016 and subsequent years	6	6,480	34	1,272,049	11
Total	92	19,038	100	11,738,454	100

(1)	Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 148-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2012 we own a 100% interest in Mendoza Plaza Shopping. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza Shopping consists of 42,237 square meters of gross leasable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, a Chilean department store Falabella, a food court with 21 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2012, shopping center visitors generated total retail sales in nominal value of approximately Ps. 929.1 million, which represents annual sales per square meter of approximately Ps. 21,998.3. Revenues from leases increased from approximately Ps. 36.5 million for the fiscal year ended June 30, 2011 to Ps. 49.1 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 74.7 in 2011 and Ps. 96.8 in 2012. As of June 30, 2012, the occupancy rate in Mendoza Plaza was 96.4%.

Table of Content
Mendoza Plaza’s five largest tenants

Mendoza Plaza’s five largest tenants (in terms of sales) accounted for approximately 43.4% of its gross leasable area as of June 30, 2012 and approximately 21.6% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Falabella	Anchor store	8,563.0	20.3
Super Vea Plaza	Supermarket	4,498.0	10.6
Cines Mp	Cinema	3,658.9	8.7
Garbarino	Houseware	813.9	1.9
Frávega	Houseware	796.3	1.9
Total		18,330.1	43.4

Tenant mix of Mendoza Plaza

The following table sets forth the types of businesses of the tenants in Mendoza Plaza:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Entertainment	9,501.6	22.5
Clothes and footwear	9,410.1	22.3
Anchor Store	8,563.0	20.3
Miscellaneous	7,680.6	18.2
Restaurant	2,889.1	6.8
Home & Houseware	2,739.6	6.5
Services	1,453.0	3.4
Total	42,237.0	100.0

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

	Fiscal year ended June 30,
	2010	2011	2012
	(in thousands of Ps.)
Base rent	15,091.7	18,428.5	23,143.9
Percentage rent (1)	9,014.2	14,044.2	21,387.7
Total rent	24,105.9	32,472.7	44,531.6
Revenues from admission rights (2)	2,376.3	2,611.5	2,988.3
Management fees	669.2	894.2	1,095.7
Other	54.7	490.6	448.6
Total	27,206.1	36,469.0	49,064.2

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.

(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of lease agreements for Mendoza Plaza

The following table shows a schedule of estimated lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Agreements Expiration:		(sqm)	(%)	(Ps.)	(%)
2013	70	13,428	32	6,846,919	32
2014	41	7,882	19	5,864,836	28
2015	27	6,014	14	5,419,980	26
2016 and subsequent years	10	14,913	35	2,989,866	14
Total	148	42,237	100	21,121,601	100

(1)	Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

Alto Rosario, City of Rosario

Alto Rosario is a 146-store shopping center located in the City of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking) which consists of 27,692 square meters of gross leasable area. Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping center occupies one floor and has a free parking lot for 1,736 cars. Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 825.2 million, which represents annual sales per square meter of approximately Ps. 29,800. Revenues from leases increased from approximately Ps. 42.7 million for the fiscal year ended June 30, 2011, to Ps. 59.4 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 124.3 in 2011 and Ps. 178.7 in 2012. As of June 30, 2012, the occupancy rate in Alto Rosario was 97.6%.

Table of Content
Alto Rosario’s five largest tenants

Alto Rosario’s five largest tenants (in terms of sales) accounted for approximately 38.4% of its gross leasable area as of June 30, 2012 and approximately 9.6% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Cines Rosario	Cinemas	8,984.0	32.4
Sport 78	Sports Clothes and footwear	612.5	2.3
Musimundo	Houseware	406.5	1.5
Frávega	Houseware	386.5	1.4
Compumundo	Houseware	232.5	0.8
Total		10,622.0	38.4

Tenant Mix for Alto Rosario

The following table sets forth the types of businesses of the tenants in Alto Rosario:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	10,062.1	36.3
Entertainment	9,889.4	35.7
Home & Houseware	2,993.8	10.8
Restaurant	2,107.3	7.6
Miscellaneous	1,925.0	7.0
Services	714.3	2.6
Total	27,691.9	100.0

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following period

	Fiscal year ended June 30,
	2010	2011	2012
	(in thousands of Ps.)
Base rent	16,407.2	19,972.3	27,718.1
Percentage rent (1)	10,599.2	18,609.3	26,080.8
Total rent	27,006.4	38,581.6	53,798.9
Revenues from admission rights (2)	3,019.0	3,283.3	4,553.6
Management fees	570.0	605.6	804.3
Other	225.1	243.4	224.8
Total	30,820.5	42,713.9	59,381.6

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.

(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of lease agreements for Alto Rosario

The following table shows a schedule of lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Agreements Expiration		(sqm)	(%)	(Ps.)	(%)
2013	58	8,159	29%	7,922,897	32%
2014	31	3,760	14%	4,340,117	18%
2015	45	14,478	52%	9,654,803	39%
2016 and subsequent years	12	1,295	5%	2,640,912	11%
Total	146	27,692	100%	24,558,729	100%

(1)	Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

Córdoba Shopping - Villa Cabrera, City of Córdoba.

Córdoba Shopping – Villa Cabrera is a shopping center covering 35,000 square meters of gross constructed area, which consists of 15,191 square meters of gross leasable area. Córdoba Shopping has 106 commercial stores, a 12-screen multiplex cinema and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba.

During the fiscal year ended June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 340.3 million, which represents annual sales per square meter of approximately Ps. 22,398.4. Revenues from leases increased from Ps. 19.2 million for the fiscal year ended June 30, 2011 to Ps. 26.0 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 105.3 in 2011 and Ps. 142.8 in 2012. As of June 30, 2012, the occupancy rate in Cordoba Shopping was 99.6%.

Table of Content
Córdoba Shopping’s five largest tenants

Córdoba Shopping’s five largest tenants (in terms of sales) accounted for approximately 41.7% of its gross leasable area as of June 30, 2012 and approximately 8.9% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Córdoba Shopping’s five largest tenants as of June, 2012:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Cines Cba	Cinema	5,442.5	35.7
Garbarino	Houseware	497.0	3.3
Mc Donald's	Food	146.0	1.0
Rapsodia	Clothes and footwear	129.9	0.9
Jazmin Chebar	Clothes and footwear	116.3	0.8
Total		6,331.7	41.7

Tenant mix of Cordoba Shopping

The following table sets forth the the types of businesses of the tenants in Córdoba Shopping:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	6,043.3	39.8
Entertainment	5,842.0	38.5
Restaurant	882.6	5.8
Miscellaneous	977.5	6.4
Services	564.0	3.7
Home & Houseware	881.2	5.8
Total	15,190.6	100.0

Revenues from Córdoba Shopping

The following table sets forth certain information relating to the revenues of Córdoba Shopping during the following periods:

	Fiscal year ended June 30
	2010	2011	2012
	(in thousands of Ps.)
Base rent	7,681.6	9,903.8	13,105.5
Percentage rent (1)	4,121.4	7,003.3	10,016.5
Total rent	11,803.0	16,907.1	23,122.01
Revenues from admission rights (2)	1,115.3	1,457.4	1,887.7
Management fees	526.1	666.3	906.7
Other	110.2	136.4	119.2
Total	13,554.6	19,167.2	26,035.1

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.

(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of lease agreements for Córdoba Shopping

The following table shows a schedule of estimated lease expirations for Córdoba Shopping during the periods indicated for leases in effect as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Agreements Expiration		(sqm)	(%)	(Ps.)	(%)
2013	37	3,105	20	2,956,506	27
2014	38	2,898	19	4,110,535	37
2015	25	2,721	18	3,025,560	27
2016 and subsequent years	6	6,467	43	996,589	9
Total	106	15,191	100	11,089,190	100

(1)	Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

Dot Baires Shopping, City of Buenos Aires

Dot Baires is a shopping center that was opened in May 2009. It has four floors and three underground levels, a gross constructed area of 173,000 square meters, of which 49,527 constitute gross leasable area, comprising 152 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood, where General Paz Av. meets the Panamericana Highway and is the largest shopping center in the Autonomous City of Buenos Aires in terms of square meters.

As of June 30, 2012, we had 80% ownership interest in Panamerican Mall S.A.

For the fiscal year ended on June 30, 2012, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 1,271.2 million, which represent annual sales per square meter for approximately Ps. 25,666.1. Revenues from leases increased from approximately Ps. 76.6 million for the fiscal year ended June 30, 2011, to Ps. 101.0 million for the fiscal year ended June 30, 2012, which represent monthly revenues per gross leasable square meter of Ps. 128.8 in 2011 and Ps. 169.9 in 2012. As of June 30, 2012, the occupancy rate in Dot Baires was 99.4%.

Table of Content
Dot Baires’s five largest tenants

Dot Baires’s five largest tenants (in terms of sales) accounted for approximately approximately 58.2% of its gross leasable area as of June 30, 2012 and approximately 23.2% of its annual base rent for the fiscal year ended on such date.

The following table describes Dot Baires Shopping’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Walmart	Supermarket	12,600.0	25.4%
Falabella	Anchor Store	8,086.7	16.3%
Hoyts General Cinema	Cinema	6,475.7	13.1%
Zara	Great shop of Clothes and footwear	1,178.9	2.4%
Garbarino	Houseware	472.5	1.0%
Total		28,813.8	58.2%

Tenant mix of Dot Baires

The following table sets forth the types of business of the tenants in Dot Baires as of June 30, 2012:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Miscellaneous	14,989.3	30.3%
Clothes and footwear	13,005.2	26.3%
Anchor Store	8,086.6	16.3%
Entertainment	7,135.0	14.4%
Services	2,194.2	4.4%
Home & Houseware	2,025.5	4.1%
Restaurant	2,091.6	4.2%
Total	49,527.4	100.0%

Revenues from Dot Baires

The following table sets forth certain information relating to the revenues of Dot Baires during the following periods:

	Fiscal year ended June 30 (1)
	2010	2011	2012
	(in thousands of Ps.)
Base rent	42,309.4	46,850.6	58,643.7
Percentage rent (2)	8,524.3	15,373.9	24,884.3
Total rent	50,833.7	62,224.5	83,528.0
Revenues from admission rights (3)	8,265.9	7,455.1	7,651.5
Management fees	1,200.0	1,200.0	1,354.7
Other	3,845.4	5,440.9	8,417.3
Parking	233.6	232,6	25.1
Total	64,378.6	76,553.1	100,976.6

(1)	It does not reflect our interest in the company company Panamerican Mall SA.

(2)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.

(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of lease agreements for Dot Baires

The following table shows a schedule of estimated lease expirations for Dot Baires during the periods indicated for leases in effect as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Agreements Expiration		(sqm)	(%)	(Ps.)	(%)
2013	97	19,092	39%	28,800,617	57%
2014	32	6,396	13%	9,984,520	20%
2015	15	2,548	5%	3,293,971	7%
2016 and subsequent years	8	21,491	43%	8,196,336	16%
Total	152	49,527	100%	50,275,444	100%

(1)	Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

Table of Content
Soleil Factory Shopping, Gran Buenos Aires

In December 2007, we entered into an agreement with INCSA, a non-related party, to acquire Soleil Factory for US$ 20.7 million, of which US$ 7.1 million have been paid.

On July 1, 2010, we executed the final deed for partial conveyance of title of the going concern with INCSA, whereby INCSA transferred to us the shopping center’s going concern, which we started to operate on the referred date. The transaction was exclusive of any debt or credit prior to the transaction with respect to INCSA’s business, as well as the real property where a hypermarket currently operates located in the premises. As from such date, the balance of US$ 13.6 million accrues interest at an annual rate of 5%.

On April 12, 2011, the Argentine Antitrust Authority (“CNDC”) granted its consent to the transaction. Also in 2011, a series of construction works were developed in order to redistribute the space between retail stores and to embellish the common areas.

Soleil Factory is a shopping center that is under administration since 2010. It has one floor extending over a surface area of 48,313 square meters, 14,712 square meters of which constitute Gross Leasable Area, and we have authorization to build 9,697 additional square meters. It comprises 70 retail stores and parking spaces for 2,335 vehicles.

Soleil Factory Shopping is located in San Isidro, Province of Buenos Aires. It was inaugurated in Argentina more than 25 years ago, and we are converting it into a premium-brand outlet.

For the fiscal year ended on June 30, 2012, visitors to the shopping center generated nominal retail sales totaling approximately Ps. 254.1 million, representing average sales per square meter for the period of approximately Ps. 17,268.2. Revenues from leases increased from Ps. 14.2 million for the fiscal year ended June 30, 2011 to Ps. 19.1 million for the fiscal year ended June 30, 2012, representing monthly revenues per gross leasable square meter of Ps. 84 in 2011 and Ps. 108.2 in 2012. As of June 30, 2012, the occupancy rate in Soleil Factory was 100%.

Soleil’s five largest tenants

Soleil’s five largest tenants (in terms of sales) accounted for approximately 38.5% of its gross leasable area as of June 30, 2012 and approximately 17.7% of its annual base rent for the fiscal year ended on such date.

The following table describes Soleil’s five largest tenants as of June 30, 2012:

Tenant	Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Cinemark	Cinema	4,483.2	30.5
Stock Center	Sports clothes and footwear	431.3	2.9
Dexter Outlet	Sports clothes and footwear	366.6	2.5
Grimoldi	Shoes	193.5	1.3
Mc Donald’s	Food	193.0	1.3
Total		5,667.6	38.5

The following table sets forth the the types of businesses of the tenants in Soleil Factory Shopping:

Type of Business	Gross Leaseable Area (sqm)	% of Gross Leaseable Area (%)
Clothes and footwear	7,322.2	49.8%
Entertainment	5,371.3	36.5%
Miscellaneous	544.8	3.7%
Restaurant	809.9	5.5%
Services	664.0	4.5%
Total	14,712.2	100.0%

Revenues from Soleil

The following table sets forth certain information relating to the revenues of Soleil during the following periods:

	Fiscal year ended June 30
	2010	2011	2012
	(in thousands of Ps.)
Base rent	-	8,230.3	12,468.9
Percentage rent (1)	-	5,043.7	5,145.1
Total rent	-	13,274.0	17,614.0
Revenues from admission rights (2)		931.9	1,476.3
Management fees	-	-	-
Parking	-	-	-
Other	-	-	13.3
Total	-	14,205.9	19,103.6

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.

(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Table of Content
Expiration of lease agreements for Soleil

The following table shows a schedule of estimated lease expirations for Soleil Factory Shopping during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2013	20	3,853	26%	2,217,974	32%
2014	19	1,818	12%	318,000	5%
2015	19	2,470	17%	1,980,000	29%
2016 and subsequent years	12	6,571	45%	2,418,300	34%
Total	70	14,712	100%	6,934,274	100%

(1)	Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

La Ribera Shopping, City of Santa Fe

On June 15, 2011, we acquired 50% of the shares of NPSF through our company and our subsidiary Torodur S.A. NPSF is a tenant of the building in which the shopping center was built and currently operates.

The purchase price was US$ 4.5 million, payable in 19 monthly installments without accrual of interest, with the last installment due in February 2013.

The purchase of shares of NPSF was subject to the condition that the Santa Fe Port Administration Office (Administración de Puertos de la Provincia de Santa Fé) approved the change in NPSF’s shareholding and that the Santa Fe’s Lottery Retirement Fund (Caja de Previsión Social Lotería de Santa Fé) did not challenge it. Since such conditions were met, on August 18, 2011 the shares were transferred. In addition, NPSF and Casino Puerto Santa Fe (“CPSF”) executed a subconcession agreement which replaces the former lease agreement held by NPSF.

Accordingly, we became the holder of 33.33% and our subsidiary Torodur of 16.66% of the shares, representing in the aggregate 50% of NPSF’s capital stock and voting rights. In turn, GRAINCO S.A. became holder of the remaining 50%.

La Ribera Shopping has a surface area of 43,219 square meters, comprising 48 retail stores and a 2D and 3D-screen multiplex cinema, which was opened in August 2012 with state-of-the-art sound and imaging technology. La Ribera Shopping also comprises a 510-square meter Cultural Center and 24,553 square meters of outdoor areas and free parking space. Its gross leasable area is approximately 7,710 square meters.

The shopping center is strategically located within the port of the City of Santa Fe, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers from the City of Paraná and 96 kilometers away from the City of Rafaela, its range of influence represents a potential market of over one million people.

For the fiscal year ended on June 30, 2012, visitors of the shopping center generated nominal retail sales totaling approximately Ps. 135.2 million, representing average sales per square meter for the period of approximately Ps. 17,538.7. Revenues from leases were Ps. 8.65 million for the fiscal year ended June 30, 2012, representing monthly revenues per gross leasable square meter of Ps. 93.5.

As of June 30, 2012, the occupancy rate in La Ribera was 98.7%.

La Ribera´s five largest tenants

La Ribera’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 51.1% of its gross leasable area as of June 30, 2012 and approximately 25.8% of its annual base rent for the fiscal year ended on such date.

The following table describes La Ribera’s five largest tenants as of June 30, 2012:

		Gross Leasable Area	% of Gross Leasable Area
Tenant	Type Of Business	(sqm)	(%)
Cinemark	Cinema	1,922	24.9
Megatone	Houseware	804	10.4
Playland Park	Entertainment	756	9.8
Mc Donald’s	Food	235	3.1
Red Sport	Sports Clothes and footwear	222	2.9
Total		3,939	51.1

Table of Content

Tenant Mix of La Ribera

The following table sets forth the tenants by types of businesses of the tenants in La Ribera:

	Gross Leasable Area	% of Gross Leasable Area
Type Of Business	(sqm)	(%)
Clothes and footwear	2,045.4	26.6
Entertainment	2,678.0	34.7
Restaurant	1,177.8	15.3
Miscellaneous	1,004.8	13.0
Home and Houseware	804.0	10.4
Total	7,710.0	100.0

Revenues from La Ribera
The following table sets forth certain information relating to the revenues of La Ribera during the following periods:

	Fiscal year ended June 30 (1)
	2010	2011	2012
		(in thousands of Ps.)
Base rent	-	-	4,133.3
Percentage rent (2)	-	-	4,166.6
Total rent	-	-	8,299.9
Revenues from admission rights (3)	-	-	93.5
Management fees	-	-	218.8
Parking	-	-	-
Other	-	-	39.6
Total			8,651.8

(1)	Does not reflect our interest in the company NPSF. Revenues correspond to the accumulated period as from the acquisition of the shopping center in August 2011.
(2)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Expiration of lease agreements for La Ribera

The following table shows a schedule of lease expirations for La Ribera during the periods indicated for existing leases as of June 30, 2012, assuming that none of the tenants exercise their renewal options or terminate their leases early:

	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Agreements Expiration		(sqm)	(%)	(Ps.)	(%)
2013	26	3,740	49%	2,146,086	57%
2014	7	994	12%	562,844	15%
2015	6	609	8%	473,088	12%
2016 and subsequent years	9	2,367	31%	585,716	16%
Total	48	7,710	100%	3,767,734	100%

(1) Includes the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.

New Projects and Undeveloped Properties

We currently have the following undeveloped projects and properties in progress.

PAMSA-Dot Baires Offices. Panamerican Mall S.A., our subsidiary developed an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. As of June 30, 2012, this building was in operating conditions and 100% rented, which marks the entrance by the Company in the rental office corridor in the northern area of the City of Buenos Aires.

Neuquén Project, Province of Neuquén. The main asset of Shopping Neuquén is a plot of land of approximately 50,000 square meters intended to be used for the construction of a mixed use commercial project. The project contemplates the construction of a shopping center, cinemas, a hypermarket, residential units, a Medical Clinic and other compatible developments.

On December 13, 2006, Shopping Neuquén entered into an agreement with the Municipality of the City of Neuquén and the Province of Neuquén whereby the terms to carry out the commercial and residential developments were rescheduled and Shopping Neuquén S.A. was authorized to transfer to third parties the title to the plots of land where the property is to be divided, other than the plot of land where the Shopping Center is to be built.

The referred agreement ended the case “Shopping Neuquén S.A. v. Municipality of Neuquén, Administrative Procedural Action” pending before the High Court of Neuquén. As a result, Shopping Neuquén was ordered to pay attorneys’ fees which, though already assessed by the court, are still subject to appeal. Notwithstanding, as of June 30, 2012, an agreement had been reached with some of the referred professionals for the payment of their fees for their performance in the referred case.

On April 15, 2011, Shopping Neuquén entered into an agreement with Gensar S.A., whereby the latter acquired one of the plots of land comprising the mixed use commercial project adjacent to the location where Shopping Neuquén S.A. is developing the shopping center. In this 14,792.68 sqm parcel, Gensar S.A. promised to construct and operate a hypermarket, which will initially be a Coto hypermarket. To that effect, Gensar S.A. was granted possession of the referred parcel. On September 16, 2011, the title deed to the property was executed in the name of Gensar S.A.

On November 22, 2011, Shopping Neuquén made a filing whereby it reported that the Shopping Center will be constructed in a single stage instead of two stages as originally conceived, and accordingly, it filed a new schedule of works.

Table of Content
On June 4, 2012, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén whereby the former promised to construct the whole Shopping Center in a single stage according to the new schedule filed, which provides a maximum term of twenty-four (24) months counted as from the execution date of the relevant Deed to Start Works. Such agreement was approved by Decree No. 0572 dated June 8, 2012 issued by the Mayor of the Municipality of Neuquén.

If any of the conditions set forth in the agreement are breached, the Municipality of Neuquén in entitledto terminate the agreement and file any actions available, including demanding the return of Shopping Neuquén’s parcels sold by the Municipality.

Arcos del Gourmet. In December 2011, Alto Palermo started to develop “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. This project, which will follow a urban space model, aspires to be a distinct proposal, offering a variety of premium brands in an open-air environment. This new urban space is expected to open in the spring of 2013, and it will add approximately 13,000 square meters of gross leaseable area and 70 stores to APSA’s portfolio, featuring its fourteenth shopping center.

     Ex-Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex-Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has a surface area of 5,147 square meters. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial floors and has two underground parking lots. This shopping center also includes two adjacent buildings with cinemas and a commercial annex connected to the property covered by the bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we act as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed which conveyed the property, together with the transfer of the respective concession contract.

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

Coto Residential Project. We own an air space of approximately 24,000 sqm above the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires. We and Coto Centro Integral de Comercialización S.A. (“Coto”) executed and delivered a deed dated September 24, 1997 whereby we acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. During fiscal year 2009, a conditional barter agreement was executed, pursuant to which we would transfer to Cyrsa S.A. (Cyrsa) 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to us an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built. Additionally, in the event there were any, Cyrsa would deliver us a number of storage spaces equivalent to 25% of the storage spaces that will be erected in the building. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay us US$ 88,815 and would proceed with the works in the parking lots that we would receive from Coto. This payment would be made within 30 calendar days as from the execution of the barter deed.In order to  consummate this barter, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which we notify Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and us amounts to US$ 5.9 million. As of June 30, 2011, it had been transferred to us for its subsequent development.

Torres Rosario Project, City of Rosario, Province of Santa Fe. We own a plot of land of approximately 50,000 sqm divided into 8 smaller plots, in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2011, 2 of the plots had been bartered with Condominios del Alto S.A. (plots 2-G and 2-H).

As consideration for the barter of parcel 2-G (totaling a surface area of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface to be constructed in this property). On March 17, 2010, we and Condominios del Alto S.A. executed a supplementary deed that specifically determined the barter units that should be transferred to us and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May 2010.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface area of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface to be constructed in this property).

As of June 30, 2012, the rest of the parcels of Block 2 had been sold, as per the following detail. Parcel 2-A was sold for US$ 4.2 million and its title deed was executed in May 2011; parcel 2-B was sold for US$ 1.51 million and its title deed was executed in 2011; parcel 2-C was sold for US$ 1.51 million and its title deed was executed in 2011; parcel 2-D was sold for US$ 1.54 million, to be collected in 5 installments (4 installments of US$ 0.257 million collected in February, June and August 2011, a fourth one to be collected in November 2011 and the fifth one to be collected in February 2012 for US$ 0.513 million, on which date the title deed will be executed); parcel 2-E was sold for US$ 1.43 million and its title deed was executed in September 2010; and parcel 2-F was sold for US$ 1.93 million and its title deed was executed in July 2011. On December 28, 2011, Condominios del Alto S.A. transferred to us title to the 15 functional units and 15 parking spaces comprising the non-monetary consideration of the barter of parcel 2G executed in October 2007. Accordingly, we released the mortgage on the property created as security for such consideration.

Condominios del Alto I- (parcel 2-G)

The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 stories with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.

As of June 30, 2012, the project has been completed and 7 apartments with parking spaces have been sold, with 8 apartments and 8 parking spaces and one storage space being available for sale.

Condominios del Alto II – (parcel 2-H)

The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry.

As of June 30, 2011 42 apartments (4,211 sqm), 47 parking spaces and 6 storage spaces were available for sale. we own a plot of land of approximately 50,000 square meters subdivided into 8 smaller parcels, located in the City of Rosario, close to Alto Rosario Shopping Center. As of June 30, 2010, 2 parcels were bartered (2-G and 2-H). Barter of parcel 2-G represents a total surface area of 10,128 square meters for sale, and Condominios de Alto S.A. will receive 15 apartments, with a total built area of 1,504 square meters and 15 parking spaces under the barter agreement, which were put on sale in May. Barter of parcel 2-H represents a total of 14,500 square meters subject to sale, out of which 3,188 square meters represent performance of the barter agreement. This surface area is equal to 42 apartments and 42 parking spaces.

Table of Content
As consideration for the barter of parcel 2-G (totaling a surface area of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface to be constructed in this property). As of the end of fiscal 2010, we and Condominios del Alto S.A. executed a supplementary deed that specifically determines the units involved in the barter that should be transferred to us and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May 2010. In parcel 2-G, the degree of completion is 100% and the execution of its deed is imminent.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface area of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface to be constructed in this property).

As of June 30, 2012, the works in parcel H have been completed and we have started to deliver the units, with 35 apartments (3,601 sqm), 41 parking spaces and 5 storage spaces being available for sale.

Beruti Plot of land. During June 2008, we acquired a plot of land located at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 square meters for a price of US$ 18.8 million. This has been a significant acquisition because of the strategic location of the property. On October 13, 2010, we and TGLT executed the preliminary purchase agreement whereby we sold the lot. As consideration, we received US$ 10,700,000, 17.33% of the saleable square meters, 15.82% of the residential parking spaces and 170 of the business parking spaces located in the first and second underground levels. As security for the transaction, TGLT delivered  us a performance bond for US$ 4,000,000 and a first-degree mortgage in our name for US$ 8,143,231, over the lot. Delivery is scheduled for November 2013.

Paraná Plot of land. On June 30, 2009, we executed a “Letter of Intent” whereby we stated our intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which was fully paid as an advance payment and as consideration for the promise of not selling the property until November 27, 2009. On December 29, 2011, the deed of possession was executed.

La Ribera Shopping – Santa Fe. We acquired 50% of the shares of NPSF, a corporation that is the concessionaire of the building in which La Ribera Shopping was built and currently operates, located at Dique I of the City of Santa Fe.

    Since it is a building under a concession agreement, the purchase of shares of NPSF was subject to the condition that the Santa Fe Port Administration Office approved the change in the company’s shareholding and that the Santa Fe’s Lottery Retirement Fund (Caja de Previsión Social Lotería de Santa Fé) did not challenge it. The Santa Fe Port Administration Office approved the change in NPSF’s shareholding. Since these conditions were met on August 18, the agreements for the purchase of 50% of the referred company were executed. Therefore, we started to operate La Ribera Shopping, adding a new shopping center to the twelve shopping centers that the company already owned and operated.

The 20,000-square meter shopping center is located within the Ribera Port complex, a 50,000-sqm project that also includes a five-star hotel, casino, convention center and cultural center. The 7,710 sqm of gross leasable area of La Ribera Shopping include 48 retail stores, 20 stands, a large food court, a multiplex cinema and a playroom area for children. In addition, it has 4,500 sqm of parking space for 418 vehicles.

Puertas de Luján Property (ex UOM). On May 18, 2012, CRESUD and us executed a preliminary sales agreement with possession whereby we acquired the Puertas de Luján property (ex UOM), located at km 67.5 of the Acceso Oeste Highway and covering a surface area of 116 hectares.

In November 2011, a Municipal Ordinance approved the subdivision of the property and the possibility of changing its intended use. This allows us to develop a mixed-use project.

The transaction was made for an amount of US$ 8,960,000.

Property San Martín. On May 30, 2012 we acquired 100% of IRSA’s stake in Quality Invest S.A. (50% of the total equity interest in the property. The main asset of Quality Invest S,A,is a property in which the manufacturing plant and the administrative offices of the firm Nobleza Piccardo are located. The property has a surface area of 160,000 sqm and a built area of 80,000 sqm. It is located 200 meters away from the intersection of San Martin Avenue and Gral. Paz Avenue in the District of San Martín.

On May 16, 2012. The Town Hall of San Martin granted the pre-feasibility authorization for commercial uses, entertainment, events, offices, among other, which would allow us to build a mixed-use project in this property.

The transaction was made for an amount of US$ 9,700,000.

Additional purchase Arcos Gourmet

In addition, on September 7, 2011, we purchased shares accounting for 8.185% of the capital stock and votes for US$ 1.75 million.

Administration and Management of Shopping Centers

Prior to our acquisition, each of our shopping centers had its own management and administrative structure. The costs were paid for by each individual shopping center operator. After acquiring several shopping centers and undergoing a corporate reorganization process, we reduced expenses by centralizing management and eliminating overlapping managerial positions.

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

We manage and operate each of the shopping centers in which we have more than 50% ownership. We charge tenants a monthly management fee, which varies from shopping center to shopping center, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to fund promotional efforts for the shopping center. We charge a monthly management fee, paid prorated by the tenants, according to their particular lease rates. This management fee is a fixed amount in Alto Palermo, Alto Avellaneda, Abasto, Paseo Alcorta, Alto NOA, Dot Baires, Alto Rosario and Patio Bullrich and a percentage of the common area maintenance expenses in Buenos Aires Design, Córdoba Shopping, Mendoza Plaza, and La Ribera Shopping.

Table of Content

During fiscal year ended June 30, 2012, we received the following amounts in monthly maintenance fees:

•	Ps.194,100 in Alto Palermo,

•	Ps.179,200 in Alto Avellaneda,

•	Ps.208,800 in Abasto,

•	Ps.153,100 in Patio Bullrich,

•	Ps.75,000 in Alto Rosario,

•	Ps.63,300 in Paseo Alcorta,

•	Ps.126,500 in Dot Baires,

•	Ps.19,000 in Alto NOA,

•	6% of the total amount of the common area maintenance expenses in Córdoba Shopping,

•	10% of the total amount of the common area maintenance expenses in Buenos Aires Design

•	5% of the total amount of the common area maintenance expenses in Mendoza Plaza, and
•	5% of the total amount of the common area maintenance expenses in La Ribera Shopping.

Our total revenues from management fees during the fiscal year ended June 30, 2014, were approximately Ps. 14 million.

Principal Terms of our Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Our lease agreements are generally denominated in Pesos.

Decree No. 214/2002 and Decree No. 762/2002, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in U.S. Dollars and which are not related to the financial system prior to January 7, 2002 are subject to the following:

•
obligations will have to be paid in Pesos at a rate of Ps. 1.00 = US$ 1.00. Additionally, these obligations are subject to inflation adjustment through the Coeficiente de Estabilización de Referencia (“CER”).

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

We charge to our tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 7% and 12% on an annual and cumulative basis as from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Risk Factors” for a more detailed discussion. The readjustment clause is based on the past year´s gross profit. We calculate the monthly variation (growth) of the gross income for each store taking into consideration the variation between the same months of the past year.  If such growth is higher to the adjustment of base rent, then we charge 5.5% of such increase to our tenants for the upcoming 12 months; but.if the growth of the average monthly gross sales is lower of such adjustment of the base rent, then we apply an adjustment rate between 7% and 12%.

In addition to rent, we charge most of our tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments, range between 3 and 6. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without our consent.

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

Table of Content
Control Systems

We have computer systems to monitor tenants’ sales in all of our shopping centers (except for NPSF). We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. We use the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with in respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto NOA, Dot Baires, Córdoba Shopping, Soleil and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

Consumer Financing

We operate a consumer financing business through our wholly-owned subsidiary Metroshop and our affiliate Tarshop. On December 29, 2009, we entered into an agreement to sell shares representing 80% of Tarshop’s stock to Banco Hipotecario for US$ 26.8 million, which sale was approved by the Central Bank on August 30, 2010. As a result, on September 13, 2010, we transferred 107,037,152 common shares of Tarshop to Banco Hipotecario, maintaining only 20% of Tarshop’s capital stock. Due to this sale, the Consumer financing segment will have a less significant impact on our results of operations going forward. As part of the sale, we agreed to not compete for 5 years in the credit card and/or consumer business in which Tarshop has a presence. We acquired 50% of the capital stock of Metroshop from Tarshop on May 21, 2010, and the remaining 50% from Metronec S.A. on January 13, 2011. Metroshop has agreed to sell to Tarshop its credit card portfolio comprised by delinquent accounts of less than 60 days, among other assets. As of the date of this annual report, we are analyzing various possibilities in order to define the future operations of Metroshop. On July 20, 2011, the Extraordinary General Shareholders Meeting of Metroshop unanimously approved the change of its corporate name to Apsamedia S.A. and the amendment of its corporate purpose to capitalize on market opportunities.

Competition

Shopping Centers

Since most of our shopping centers are located in highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with us in areas through the development of new shopping centers. Our principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping centers in Argentina.

Company	Shopping Center	Location (1)	Gross Leasable Area	Stores	% of gross leasable Area at national level (2)	Stores (2)
					%	%
APSA
	Abasto de Buenos Aires	CABA	41,443	174	2,41%	2,84%
	Alto Palermo Shopping	CABA	18,701	143	1,09%	2,34%
	Buenos Airess Design (3)	CABA	13,769	62	0,8%	1,01%
	Dot Baires Shopping (5)	CABA	49,527	152	2,88%	2,48%
	Paseo Alcorta (4)	CABA	52,757	111	3,07%	1,81%
	Patio Bullrich	CABA	11,684	83	1%	1,36%
	Córdoba Shopping (4)	Córdoba	22,173	107	1,29%	1,75%
	Alto Avellaneda(4)	GBA	67,897	140	3,95%	2,29%
	Mendoza Plaza Shopping (4)	Mendoza	42,237	148	2,46%	2,42%
	Alto Rosario(4)	Rosario	39,952	146	2,32%	2,39%
	Alto Noa (4)	Salta	19,038	92	1,11%	1,5%
	La Ribera Shopping (6)	Santa Fé	7,710	49	0,45%	0,8%
	Soleil (4)	GBA	25,212	69	1%	1,13%
	Subtotal		412,100	1,476	23,98%	24,12%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	1.88%	0.59%
	Portal de Madryn	Chubut	4,100	26	0.24%	0.43%
	Factory Parque Brown(4)	GBA	31,468	91	1.83%	1.49%
	Factory Quilmes(4)	GBA	43,405	47	2.53%	0.77%
	Factory San Martín(4)	GBA	35,672	31	2.07%	0.51%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	2.96%	2.14%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.39%	2.39%
	Portal Canning(4)	GBA	15,114	21	0.88%	0.34%
	Portal de Escobar(4)	GBA	31,995	31	1.86%	0.51%
	Portal Lomas(4)	GBA	32,883	50	1.91%	0.82%
	Unicenter Shopping(4)	GBA	94,279	287	5.48%	4.69%
	Portal de los Andes(4)	Mendoza	33,154	45	1.93%	0.74%
	Portal de la Patagonia(4)	Neuquén	38,468	94	2.24%	1.54%
	Portal de Rosario(4)	Rosario	66,361	182	3.86%	2.98%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.24%	1.54%
	Portal de Trelew(4)	Chubut	21,812	69	1.27%	1.13%
	Subtotal		594,290	1,381	34.59%	22.61%
Other Operators
Subtotal			712,895	3,260	41.51%	53.29%
Total			1,717,948	6,117	100%	100%

Table of Content

(1)	“GBA” means Gran Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the City of Buenos Aires.

(2)	Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shoping Centers. Figures may not sum due to rounding.

(3)	The effective interest held by us in ERSA, the company that operates the concession of this building, is 53.684%

(4)	Includes total leaseable area occupied by supermarkets and hypermarkets

(5)	Our interest in Panamerican Mall SA is 80%

(6)	Our interest in Nuevo Puerto Santa Fe SA is 50%.

Source:	Argentine Chamber of Shopping Centers.

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

Although our lease agreements were U.S. Dollar-denominated, Decree No. 214/2002, Decree No. 762/2002 and Law N° 25,820 that amended the Public Emergency Law, provided that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provided for payments in U.S. Dollars were subject to the following rules:

•	financial obligations were to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CER index for commercial leases;

•
from October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the coeficiente de variación de salarios or “CVS”;

•
if due to the application of these provisions, the amount of the installment became significantly higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price.If the parties did not reach an agreement, the courts could decide on a case by case basis; and

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

Table of Content
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

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer. On June 2005, Resolution No. 104/05 of the Secretary of Technical Coordination, which complements the Consumer Protection Law, adopted MERCOSUR’s Resolution on which requires that those who engage in commerce over the Internet to disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

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

Table of Content
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

•
from October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps. 1.00 = US$ 1.00 plus the CVS;

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

Other Regulations

Antitrust Law. Law No. 25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies which exceed the accumulated sales volume of Ps. 200.0 million in Argentina; then the respective concentration should be submitted for approval to the CNDC, or Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

Table of Content
When a request for approval is filed, the Antitrust Authority may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps. 20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in the aggregate Ps. 20.0 million or Ps. 60.0 million during the last 36 months, these transactions must be notified to the Antitrust Authority.

As the consolidated annual sales volume of Alto Palermo S.A. and IRSA exceed Ps. 200.0 million, we should give notice to the Antitrust Authority of any concentration provided for by the Antitrust Law.

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

Table of Content

C. Organizational Structure

Set forth below is a diagram of our principal investments by business segment as of June 30, 2012:

Alto Palermo
Leases and services
Consumer financing
Others
100%
Patio Bullrich
100%
Alto Avellaneda
100%
Abasto
100%
Paseo Alcorta
100%
Alto Rosario
100%
Alto NOA
100%
Soleil Factory
100%
Alto Palermo
100%
Mendoza Plaza
100%
Córdoba Shopping Villa Cabrera
54%
Emprendimiento Recoleta S.A.
100%
Buenos Aires Design
80 %
Panamerican Mall S.A.
100%
Dot Baires
98 %
Shopping Neuquén S.A.
100%
Proyecto Neuquen
100 %
Fibesa S.A.
88 %
Arcos del Gourmet S.A.
50 %
Nuevo Puerto Santa Fe S.A. (2)
100 %
La Ribera Shopping
50 %
Quality Invest S.A.
100 %
Torodur S.A.
20 %
Tarshop S.A.
100 %
Apsamedia S.A (1)
100%
Beruti
100%
Patio Olmos
100%
Torres Rosario
100%
Coto Air Space
100 %
Other Properties
100 %
Conil S.A.
100 %
Caballito Project
9.2 %
TGLT
0 %
Don Mario

(1) Apsamedia S.A. also participates in the leases and services segment.
(2) 33.34% direct and 16.66% through Torodur S.A.

Table of Content

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2012:

Subsidiary	Activity	Country of incorporation	Ownership percentage	Voting power percentage(1)	Percentage of our total net revenue
Arcos del Gourmet S.A.	Real estate commercial	Argentina	88%	88%	0.0%
Fibesa S.A.	Real estate agent	Argentina	100%	100%	4.6%
Emprendimiento Recoleta S.A.	Building	Argentina	54%	54%	2.2%
Shopping Neuquén S.A.	Development of undertakings	Argentina	98%	98%	0.0%
Conil S.A.	Real estate services	Argentina	100%	100%	0.0%
Panamerican Mall S.A.	Real estate investments	Argentina	80%	80%	11.9%
Apsamedia S.A. (2)	Consumer financing	Argentina	100%	100%	1.2%
Torodur S.A. (3)	Investments	Uruguay	100%	100%	0.0%
Nuevo Puerto Santa Fe S.A. (4)	Real estate commercial	Argentina	50%	50%	0.5%
Quality Invest S.A. (5)	Real estate investments	Argentina	50%	50%	0.2%

(1)	Percentage of equity interest has been rounded. It does not contemplate irrevocable contributions.
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

(3)
On June 13, 2011, APSA acquired from IRSA a 98% interest in the capital stock of Torodur S.A. On that same date, APSA acquired from CAM Communications LP (Bermuda), ex Elsztain Realty Partners Master Fund II LP, and CAM Communications LP (Delaware) the participation of both companies in the capital stock of Torodur S.A. equivalent to 1% in each case.

(4)	On June 15, 2011, Alto Palermo S.A. (APSA), by itself and through its controlled affiliate Torodur S.A., acquired a fifty per cent (50%) stake in the shares of Nuevo Puerto Santa Fe S.A.
(5)	On May 30 2012, we acquired the whole interest that IRSA Inversiones y Representaciones Sociedad Anónima had in the equity of Quality Invest S.A., which amounts to 50% of the capital stock.

D. Property, Plants and Equipment

Our properties include shopping centers and land reserves for the construction of shopping centers or apartment buildings. All of our properties are located in Argentina.

The following table sets forth certain information about our owned properties:

Property	Location	Encumbrance
Alto Palermo	City of Buenos Aires, Argentina	-
Abasto	City of Buenos Aires, Argentina	-
Alto Avellaneda	City of Avellaneda, Argentina	-
Paseo Alcorta	City of Buenos Aires, Argentina	-
Patio Bullrich	City of Buenos Aires, Argentina	-
Alto NOA	City of Salta, Argentina	-
Buenos Aires Design	City of Buenos Aires, Argentina	-
Alto Rosario	City of Rosario, Argentina	-
Mendoza Plaza	City of Mendoza, Argentina	-
Caballito plot of land (1)	City of Buenos Aires, Argentina	-
Neuquén Project	City of Neuquén, Argentina	-
Arcos del Gourme(2)	City of Buenos Aires, Argentina	-
Córdoba Shopping – Villa Cabrera (3)	City of Córdoba, Argentina	Mortgage-antichresis
Dot Baires	City of Buenos Aires, Argentina	-
Soleil Factory (4)	City of San Isidro, Argentina	Mortgage
Air Space Soleil Factory (4)	City of San Isidro, Argentina	-
Air Space Coto	City of Buenos Aires, Argentina	-
Torres Rosario	City of Rosario, Argentina	-
Patio Olmos	City of Córdoba, Argentina	-
La Ribera	City of Santa Fe, Argentina	-
San Martín property (5)	City of San Martín, Argentina	Mortgage
Other properties (6)	Argentina	-

(1)
We have a parcel of land with a surface area of 23,389 square meters in the “Caballito” neighborhood, one of the most highly populated areas in the City of Buenos Aires, which we purchased in November 1997. This land could be used to build a 30,000 square meter shopping center including a hypermarket, a cinema complex and various leisure and entertainment areas. We are currently working on the definition of the commercial project. At present the Legislature of the City of Buenos Aires is dealing with bill of law for approving the urban development parameters of the site that has already been approved by the Executive branch. As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings. AFIP claimed differences in income taxes on revenue from admission rights. In the first instance, AFIP pleaded for a general restraining order. As of June 30, 2012, under court proceedings, this building is subject to a legal attachment for Ps.36.9 million.

(2)
In December 2011, Alto Palermo started to develop “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. For more information, please see "History and Development of the Company".

(3)
Included in fix assets is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of antichresis as a result of a financial debt held by Empalme (merged with SAPSA. As from January 1, 2009) with NAI INTERNACIONAL II Inc. The total amount of the debt was Ps.17.7 million as of June 30, 2012.

(4)	On August3, 2011, a first line mortgage was granted on the property to secure payment of the balance of US$ 12.6 million plus interest for the acquisition of the commercial center goodwill.
(5)	Quality Invest S.A. granted Nobleza Piccardo S.A.I.C. y F. a first mortgage on the real property located in San Martín to secure payment of the balance of the acquisition price for the real property.
(6)	Includes properties in the proximities of the above-listed properties.
54

We lease our headquarters, located at Moreno 877, 22nd floor (C1091AAQ), City of Buenos Aires, Argentina, from IRSA, pursuant to a lease agreement that expires in October 2014. We consider that all our facilities are appropriate for our current needs and suitable for their intended uses.

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

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2010, 2011 and 2012 relate to the fiscal years ended June 30, 2010, 2011 and 2012, respectively.

We maintain our financial books and records in Pesos. We prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in significant respects from U.S. GAAP. These differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 15 to our Audited Consolidated Financial Statements included elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of our net income and shareholders’ equity.

Critical Accounting Policies and Estimates

We prepared our audited consolidated financial statements in accordance with Argentine GAAP. The critical accounting policies are important policies to the portrayal of a company’s financial condition and operating results, and which require management to make difficult and subjective judgments that are inherently uncertain.  In the application of these accounting policies, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our financial statements will be significantly affected. Based on the above, we have identified the following significant accounting policies as critical to the understanding of our financial statements:

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

Table of Content
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

We capitalize interest and foreign exchange differences on real estate development projects. We capitalized interest and foreign exchange differences costs amounting to Ps. 5.3 million, Ps. 1.7 million and Ps. 1.5 million during fiscal years ended June 30, 2010, 2011 and 2012, respectively.

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

During the second quarter of every calendar year we review our assets related to the segments Leases and services and Others for impairment. Fair market values were determined by independent appraisals using either the “rent value method” or the “open market method”, as applicable. As of June 30, 2012, the valuation of each shopping center was performed according to “the rent value method”. This method determines the value of each property considering the specific projected cash flows discounted at a rate commensurate with its risk. We calculated discount rates considering each property’s location, competition in its market, its historical vacancy rates and historical cash flows. The average discount rates we used were 13.33%, the average price per leasable square meter was Ps. 2,946 and the average vacancy rate was calculated taking into consideration the real vacancy.

We used the “open market method” for the valuation of land reserves, inventories and Dot building. We estimated the value of each site by taking into consideration the value of the property according to its surface area and location, as well as the availability of inventory. Our land reserve constitutes an added value as a unique portfolio for shopping centers development in CBD (Central Business Districts). Caballito, Neuquén and Luján are the largest locations in our portfolio. The performance of a sensitivity analysis, which reduced prices by 5%, would not have substantially reduced the reversal of the impairments as of June 30, 2012.

Table of Content
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

The carrying amount does not exceed their respective estimated recoverable value as of year-end.

Principal Differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	The accounting for marketable securities;

•	the accounting for pre-operating expenses;

•	the accounting for securitization programs;

•	the present-value accounting;

•	the reversal of previously recognized impairment losses accounting;

•	debtor´s accounting for a modification of convertible debt instruments;

•	the accounting for real estate barter transactions;

•	the revenue recognition of deferred commissions;

•	the revenue recognition of scheduled rent increases;

•	the revenue recognition of deferred insurance and origination fees;

•	the amortization of fees related to the Senior Notes;

Table of Content
•	software developed or obtained for internal use;

•	deferred income tax calculation purposes;

•	the reversal of capitalized financial costs;

•	the reversal of gain from valuation of inventories at net realizable value;

•	differences in basis relating to purchase accounting;

•	appraisal revaluation of fixed assets;

•	disposal of business;

•	non-controlling interest;

•	accounting for the investment in TGLT;

•	allowance for loan losses of credit card portfolio of Apsamedia;

•	impact of US GAAP adjustments on joint ventures

•	acquisition of non controlling interest

•	impact of US GAAP adjustments on equity investee; and

•	push-down accounting.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note15 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2012, 2011 and 2010 was approximately Ps. 327.8 million, Ps. 272.1 million and Ps. 132.3 million, respectively, compared to approximately Ps. 326.7 million, Ps. 293.4 million and Ps. 221.4 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2012 and 2011 was Ps.  828.0  million and Ps. 788.3 million, respectively, compared to Ps. 827.5 million and Ps. 804.0 million, respectively, under U.S.GAAP.

Overview

We are mainly engaged in the ownership, purchase, development, lease, management and operation of shopping centers. We are one of the largest owners and managers of shopping centers in Argentina in terms of gross leasable area and number of shopping centers. At present, we own and/or operate thirteen shopping centers in Argentina, six of which are located in the Buenos Aires metropolitan area, two in the Gran Buenos Aires area and five in the provinces of Córdoba, Mendoza, Salta and Santa Fe. We are also owners of certain properties for future development in Buenos Aires and various important cities in the Argentine provinces.

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

In May 2003, Argentina’s political environment was reorganized when Néstor Kirchner took office as president. Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. Social indicators also improved. During 2004 and 2005, the Argentine economy continued to grow. In June 2005, the Argentine government completed a restructuring of a substantial portion of the federal government’s public debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$ 191.3 billion to US$ 126.6 billion and negotiated lower interest rates and extended payment terms.

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

For the fiscal years of 2011 and 2012, the EMAE, which predicts the GDP was 9.7% and 0.89%, respectively. With respect to inflation, INDEC´s measurements indicate that accumulated inflation for the fiscal year 2011 was approximately 9.67% and for fiscal year 2012 was approximately 9.90%

Table of Content
The table below shows Argentina’s GDP growth, inflation, dollar exchange rates and the appreciation (devalution) of the Peso against the U.S. Dollar for the indicated periods.

	Fiscal year ended June 30,
	2010		2011		2012
Real GDP growth		3.0%		9.14%		0.00%
Inflation (IPIM)(1)		15.2%		12.5%		12.8%
Inflation (CPI)(2)		11.0%		9.67%		9.90%
Appreciation (depreciation) of the Peso against the U.S. Dollar		(3.4)%		(4.33)%		(10.2)%
Exhange rate per US$ 1.00 as of the end of the year(3)	Ps.	3.9110	Ps.	4.0900	Ps.	4.5070
Average exchange rate per US$1.00(4)	Ps.	3.8255	Ps.	3.9805	Ps.	4.3016

(1)	IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production.

(2)	CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production.

(3)	Represents average of the selling and buying exchange rate.

(4)	Represents average month-end closing exchange rates.

Sources:	INDEC, Argentine Ministry of Economy and Production, Banco de la Nación Argentina.

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

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period, inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%
2009	5.26%	5.4%
2010	11.0%	15.2%
2011	9.67%	12.5%
2012	9.90%	12.8%

An increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations. The IPIM increased by 12.8% in the fiscal year of 2012, and the Consumer Price Index increased 9.90% in the same period.

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

Table of Content
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

Factors Affecting Comparability of our Results

Recent Sale of 80% of our Consumer Finance Business

In recent years, we operated an important consumer financing business through our subsidiary Metroshop (See “Related Party Transactions — Negotiation between Metroshop and Tarshop”) and our affiliate Tarshop. For the fiscal years ended June 30, 2008, 2009 and 2010, this consumer financing business represented 45.5%, 36.9% and 33.8%, respectively, of our revenues. In December 2009, we entered into an agreement for the sale of 80% of Tarshop’s stock to Banco Hipotecario for US$ 26.8 million. On August 30, 2010, the Central Bank notified Banco Hipotecario of the approval of the transaction, and the transaction was closed on September 13, 2010. Immediately after the sale, our interest in Tarshop was reduced to 20% of its capital stock. Because we sold 80% of Tarshop in September 2010, our results for fiscal year 2011 and subsequent years will not be comparable to our results in past fiscal years.

Adoption of Push Down Accounting as of October 15, 2010

Under U.S. GAAP, pursuant to ASC No. 805 and SAB Topic 5.J “New Basis of Accounting Required in Certain Circumstances”, when a purchase transaction results in an entity becoming substantially wholly-owned, push down accounting is applied in the acquired entity’s separate financial statements. Push down accounting requires that the fair value adjustments and goodwill or negative goodwill identified by the acquiring entity be pushed down and reflected in the financial statements of the acquired entity. Our parent company, IRSA, increased its equity interest in our voting capital on October 15, 2010 (the “October 15, 2010 acquisition”). As a consequence of the October 15, 2010 Acquisition, we have applied push down accounting for U.S. GAAP purposes. For Argentine GAAP purposes, push down accounting is not applied. Accordingly, the consolidated statement of income data under U.S. GAAP for fiscal year ended June 30, 2011 prior to October 15, 2010 reflect the historical accounting basis in our assets and liabilities and are labeled “Predecessor Company”. The consolidated statement of income data under U.S. GAAP for the fiscal year ended June 30, 2011 subsequent to October 15, 2010 are labeled “Successor Company” and reflect the push down basis of accounting for the new fair values in our consolidated financial statements. Consequently, the amounts shown for the periods prior to and subsequent to October 15, 2010 are not comparable. Please see Note 15 to the audited fiscal year consolidated financial statements for a description of the adjustment related to push down accounting.

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

We have three reportable segments “Leases and services,” “Consumer financing” and “Others.” Below is a general description of each segment.

Leases and services

The majority of our revenues are derived from leases with retail tenants in our thirteen shopping centers. We generally charge our tenants a rent based on the higher of: (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales. For fiscal years ended June 30, 2010, 2011 and 2012, a majority of our tenants paid the rent on the basis of the specified percentage of its monthly gross sales. We also charge our tenants monthly management fees for our administration and maintenance of the common areas and administration of contributions made by tenants to finance promotional efforts for our shopping centers. We recognize management fees monthly when earned. We also generate revenues from admission rights (a non-refundable admission fee tenants may be required to pay upon entering into or renewing a lease), leasing agent fees paid by tenants calculated as a percentage of the final rental value and parking lot fees charged to visitors. We recognize admission rights using the straight-line method over the lives of the respective lease agreements. We recognize leasing agent fees at the time that the transactions have been successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract. We recognize parking revenues as services performed.

Consumer financing

We operate a consumer financing business through our subsidiary Apsamedia and our affiliate Tarshop. Tarshop and Apsamedia’s operations consist primarily of lending and servicing activities relating to the credit card and personal loan products offered to consumers at shopping centers, hypermarkets and street stores. Our revenues from credit card transactions are derived from interest income generated by financing and lending activities, merchants’ fees, charges for life and disability insurance, and fees for data processing and printing cardholders’ account statements, among others. In September 2010 we sold 80% of Tarshop’s stock to Banco Hipotecario for US$ 26.8 million and retained the remaining 20%. Due to this sale, the Consumer financing segment will have a less significant impact on our results of operations going forward. We acquired 50% of the capital stock of Apsamedia from Tarshop on May 21, 2010, and the remaining 50% from Metronec S.A. on January 13, 2011. Additionally, Apsamedia transferred receivables, all credit card customers or accounts and common loans to Tarshop on January 13, 2011. Our Consumer financing segment generated operating income of Ps. 49.0 million during the fiscal year ended June 30, 2010, representing 15.3% of our consolidated operating income for such fiscal year, and Ps. 17.7 million during our fiscal year ended June 30, 2011, representing 3.74% of our consolidated operating income for such fiscal year and Ps. 2.7 million during our fiscal year ended June 30, 2012, representing 0.45% of our consolidated operating income for such fiscal year. See “Related Party Transactions” for additional events details.

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

Table of Content
Revenues by Business Segment

The following tables provide consolidated statement of operations data for each of fiscal years ended June 30, 2012, 2011 and 2010 by business segment. Certain other operating data by business segment is included below. The consolidated statement of income data for each of the fiscal years ended June 30, 2012, 2011 and 2010, has been derived from our audited consolidated financial statements included elsewhere in this annual report.

	Fiscal year ended June 30,
	2012		2011		2010
Leases and services	95.5%		79.0%		66.1%
Consumer financing	0.5%		8.0%		33.8%
Others	4.0%		13.0%		0.1%
Inter-segment eliminations (2)	(0.0	) %	(0.0	) %	(0.0	) %

Total	100.0%		100.0%		100.0%
Total revenues (1)	923.6		856.5		784.9

(1)	In million of pesos.

(2)	Includes inter-segment eliminations from lease revenues and expenses which means elimination due to consolidation of the financial statements.

Year ended June 30, 2012	Leases and services	Consumer financing	Others	Eliminations	Total
Revenues	882,293	4,836	36,489	-	923,618
Costs	(157,260)	(1,605)	(31,744)	-	(190,609)
Gross profit	725,033	3,231	4,745	-	733,009
Selling expenses	(52,775)	(296)	(1,558)	-	(54,629)
Administrative expenses	(89,923)	(267)	(57)	-	(90,247)
Gain from recognition of inventories at net realizable value	-	-	8,870	-	8,870
Net income from retained interest in securitized receivables	-	-	-	-	-
Operating income	582,335	2,668	12	-	597,003
Net income on equity investees	-	10,125	-	-	10,125
Amortization of goodwill, net	2,105	-	-	-	2,105
Financial results, net	(84,453)	4,904	(2)	-	(79,551)
Other (expenses) income, net	(16,918)	736	-	-	(16,182)
Income before taxes and minority interest	483,069	18,433	11,998	-	513,500
Income tax expense	(167,331)	(194)	(4,200)	-	(171,725)
Minority interest	(13,933)	-	-	-	(13,933)
Net income	301,805	18,239	7,798	-	327,842

Year ended June 30, 2011	Leases and services	Consumer financing	Others	Eliminations		Total
Revenues	677,129	68,576	110,970	(207	) (1)	856,468
Costs	(165,069)	(23,465)	(70,028)	802	(1)(2)	(257,760)
Gross profit	512,06	45,111	40,942	595		598,708
Selling expenses	(40,229)	(25,109)	(3,102)	-		(68,440)
Administrative expenses	(69,124)	(6,987)	(197)	-		(76,308)
Gain from recognition of inventories at net realizable value	-	-	14,964	-		14,964
Net income from retained interest in securitized receivables	-	4,707	-	-		4,707
Operating income	402,707	17,722	52,607	595		473,631
Net income on equity investees	-	9,117	-	-		9,117
Amortization of goodwill, net	1,783	100	-	-		1,883
Financial results, net	(84,850)	(21,924)	225	(595	) (2)	(107,144)
Other (expenses) income, net	(2,629)	12,597	(1,621)	-		8,347
Income before taxes and minority interest	317,011	17,612	51,211	-		385,834
Income tax expense	(99,034)	5,212	(12,759)	-		(106,581)
Minority interest	(7,199)	-	-	-		(7,199)
	(210,778)	22,824	38,452	-		272,054
Net income
(1)	Represents inter-segment lease revenues and expenses.

(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.

Table of Content
Year ended June 30, 2010	Leases and services	Consumer financing	Others	Eliminations		Total
Revenues	518,463	265,346	1,172	(108	)(1)	784,873
Costs	(158,559)	(102,980)	(328)	3,035	(1)(2)	(258,832)

Gross profit	359,904	162,366	844	2,927		526,041
Selling expenses	(37,134)	(125,562)	(43)	—		(162,739)
Administrative expenses	(56,140)	(25,234)	(60)	—		(81,434)
Gain from recognition of inventories at net realizable value	—	—	1,162	—		1,162
Net income from retained interest in securitized receivables	—	37,470	—	—		37,470

Operating income	266,630	49,040	1,903	2,927		320,500
Amortization of goodwill, net	(1,017)	(628)	—	—		(1,645)
Financial results, net	(92,848)	(16,534)	(39)	(2,927)		(112,348)
Other expenses, net	(1,320)	(1,984)	—	—		(3,304)

Income before taxes and minority interest	171,445	29,894	1,864	—		203,203

Income tax expense	(54,632)	(10,473)	(666)	—		(65,771)
Minority interest	(4,935)	(158)	—	—		(5,093)

Net income	111,878	19,263	1,198	—		132,339

(1)	Represents inter-segment lease revenues and expenses.

(2)	Represents interest expense generated by inter-segment loan used to fund consumer financing activity.

 Revenues from Leases and Services by Geographical Area

The following tables set forth certain information regarding our revenues from Leases and services segment by geographical area:

	Fiscal year ended June 30,(1)
	2010	2011(3)	2012(3)
	(in millions of Ps.)
City of Buenos Aires	373,348	465,987	589,591
Gran Buenos Aires(2)	59,833	91,321	119,878
Rest of the country	85,174	117,471	163,928
Total revenues	518,355	674,779	873,397

(1)	Includes inter-segment eliminations.
(2)	Excluding revenues derived from the City of Buenos Aires.
(3)	Does not include Dot Building.

Operating Results

Fiscal Year 2012 compared to Fiscal Year 2011

Revenues

Our net revenues increased by 7.8%, from Ps. 856.5 million during the fiscal year ended on June 30, 2011 to Ps. 923.6 million during the fiscal year ended June 30, 2012. This variation was mainly attributable to: (i) a Ps. 205.2 million increase in the revenues of our Leases and services segment, partially offset by (ii) a Ps. 74.5 million decrease in the revenues of our Other segment, and (iii) a Ps. 63.8 million decrease in the revenues of our Consumer Financing segment.

Leases and services. Our revenues from Leases and services increased 30.3%,  from Ps. 677.1 million during the fiscal year ended on June 30, 2011 to Ps. 882.3 million during the fiscal year ended June 30, 2012. This increase is mainly due to a Ps. 154.2 million increase in the revenues from variable and fixed leases as a result of: (i) a 28.3% increase in the total sales of our tenants, up from Ps. 7,766.3 million in the fiscal year ended on June 30, 2011 to Ps. 9,966.4 million in the fiscal year ended on June 30, 2012, and (ii) an increase in the average price per square meter.

Consumer Financing. Revenues from our Consumer Financing segment decreased 93.0%, from Ps. 68.6 million during the fiscal year ended on June 30, 2011 to Ps. 4.8 million during the fiscal year ended on June 30, 2012. This decrease was due to the sale of 80% of the shares of Tarshop during the previous fiscal year.

Other. Revenues from our Other segment decreased 67.1%, from Ps. 111.0 million during the fiscal year ended on June 30, 2011 to Ps. 36.5 million during the fiscal year ended on June 30, 2012. This decrease was mainly originated in the barter of the Beruti Plot and the sale of one parcel of the Neuquén Plot during the previous fiscal year, partially offset by the sale of parcels in the Rosario Plot and the functional units of Torres Rosario during this fiscal year.

	Revenues for the fiscal years ended on June 30,
	2012	2011
Revenues	(in million Ps.)
Leases and services	882.3	677.1
Consumer Financing	4.8	68.6
Other	36.5	111.0
Eliminations	-	(0.2)
Total revenues	923.6	856.5

Table of Content
Costs

Total costs decreased 26.1% from Ps. 257.8 million during the fiscal year ended on June 30, 2011 to Ps. 190.6 million during the fiscal year ended on June 30, 2012, mainly due to: (i) a Ps. 38.3 million decrease in the costs of our Other segment, (ii) a Ps. 21.9 million decrease in our Consumer Financing segment, and (iii) a Ps. 7.8 million decrease in the costs of our Leases and services segment. Total costs as a percentage of total revenues shrank from 30.1% during the fiscal year ended on June 30, 2011 to 20.6% during the fiscal year ended on June 30, 2012, on account of a percentage decrease in total costs against the increase in total revenues in this fiscal year.

Leases and services. The cost of Leases and services decreased by 4.7%, from Ps. 165.1 million during the fiscal year ended on June 30, 2011 to Ps. 157.3 million during the fiscal year ended June 30, 2012. This decrease was mainly attributable to: (i) a Ps. 12.2 million decrease in the costs associated to non-recovered common maintenance expenses; (iii) lower contingent legal proceedings for Ps. 1.9 million, (iii) lower losses, costs and judicial expenses for Ps. 1.0 million; and (iv) a decrease in the cost of available units of Ps. 1.0 million, partially offset by (v) a Ps. 4.4 million increase in parking lot costs; (vi) a Ps. 1.8 million increase in maintenance and repair costs and (vii) a Ps. 1.3 million increase in depreciation and amortization. The cost of our Leases and services segment measured as a percentage of the segment’s revenues shrank from 24.4% in the fiscal year ended on June 30, 2011 to 17.8% during the fiscal year ended on June 30, 2012, on account of a further increase in the revenues of this segment, which had been 30.3%, compared to the 4.7% decrease in costs in this fiscal year.

Consumer Financing. The cost of our Consumer Financing segment decreased by 93.2%,  from Ps. 23.5 million during the fiscal year ended on June 30, 2011 to Ps. 1.6 million during the fiscal year ended on June 30, 2012. The main reason for this decrease is the sale of 80% of the shares of Tarshop during the previous fiscal year.

Other. The cost of our Other segment decreased 54.7%, from Ps. 70.0 million during the fiscal year ended on June 30, 2011 to Ps. 31.7 million during the fiscal year ended on June 30, 2012, on account of the barter of the Beruti Plot and the sale of a parcel in the Neuquén Plot during the previous fiscal year, partially offset by the sale of parcels in the Rosario Plot and functional units of Torres Rosario during this fiscal year.

	Costs for the fiscal years ended on June 30,
	2012	2011
Costs	(in million Ps.)
Leases and services	(157.3)	(165.1)
Consumer Financing	(1.6)	(23.5)
Other	(31.7)	(70.0)
Eliminations	-	0.8
Total costs	(190.6)	(257.8)

Gross profit

Due to the above-mentioned factors, our gross profit increased by 22.4% from Ps. 598.7 million during the fiscal year ended on June 30, 2011 to Ps. 733.0 million during the fiscal year ended on June 30, 2012. Gross profit as a percentage of total revenues rose from 69.9% in the fiscal year ended on June 30, 2011 to 79.4% during the fiscal year ended on June 30, 2012, mainly due to the increase in the gross margins of our Leases and services, Consumer Financing and Other segments.

Leases and services. Gross profit from Leases and services increased by 41.6%, from Ps. 512.1 million for the fiscal year ended on June 30, 2011 to Ps. 725.0 million during the fiscal year ended on June 30, 2012, mainly as a result of a 28.3% increase in the total sales of our tenants, which rose from Ps. 7,766.3 million in the fiscal year ended on June 30, 2011 to Ps. 9,966.4 million in the fiscal year ended on June 30, 2012, which resulted in higher percentage leases. Gross profit from the Leases and services segment as a percentage of revenues for this segment increased from 75.6% during the fiscal year ended on June 30, 2011 to 82.2% during the fiscal year ended on June 30, 2012, mainly as a result of a 30.3% increase in the revenues of this segment against the 4.7% decrease in costs in this fiscal year.

Consumer Financing. Gross profit from our Consumer Financing segment decreased by 92.2%, from Ps. 45.1 million during the fiscal year ended on June 30, 2011 to Ps. 3.2 million during the fiscal year ended on June 30, 2012. Gross profit from the Consumer Financing segment as a percentage of this segment’s revenues rose from 65.7% during the fiscal year ended on June 30, 2011 to 66.7% during the fiscal year ended on June 30, 2012. This variation was mainly attributable to a greater decrease in the costs of this segment as compared to its revenues.

Other. Gross profit from our Other segment decreased by 88.5%, from Ps. 40.9 million during the fiscal year ended on June 30, 2011 to Ps. 4.7 million during the fiscal year ended on June 30, 2012.

	Gross profit for the fiscal years ended June 30,
	2012	2011
Gross profit	(in million Ps.)
Leases and services	725.0	512.1
Consumer Financing	3.2	45.1
Other	4.7	40.9
Eliminations	-	0.6
Total gross profit	733.0	598.7

Selling expenses

Selling expenses decreased 20.2%, from Ps. 68.4 million during the fiscal year ended on June 30, 2011 to Ps. 54.6 million during the fiscal year ended on June 30, 2012, mainly as a result of a Ps. 24.8 million decline in the expenses from our Consumer Financing segment and a Ps. 1.5 million decrease in the expenses from our Other segment, partly offset by a Ps. 12.6 million increase in the expenses associated to our Leases and services segment. Total selling expenses as a percentage of total revenues, decreased from 8.0% during the fiscal year ended on June 30, 2011 to 5.9% during the fiscal year ended on June 30, 2012, as a result of a 20.2% decline in selling expenses compared to the 7.8% increase in revenues in this fiscal year.

Leases and services. Selling expenses from the Leases and services segment increased by 31.3%, from Ps. 40.2 million during the fiscal year ended on June 30, 2011 to Ps. 52.8 million during the fiscal year ended on June 30, 2012, primarily due to: (i) a Ps. 7.5 million increase in turnover tax charges, (ii) a Ps. 2.1 million increase in advertising expenses, (iii) a Ps. 1.5 million increase in bad debts and (iv) a Ps. 1.2 million increase in the expenses associated to salaries and social security contributions during this fiscal year. Selling expenses as a percentage of the Leases and services segment recorded a slight increase, from 5.9% during the fiscal year ended on June 30, 2011 to 6.0% during the fiscal year ended on June 30, 2012.

Consumer Financing. Selling expenses from the Consumer Financing segment decreased by 98.8%,  from Ps. 25.1 million during the fiscal year ended on June 30, 2011 to Ps. 0.3 million during the fiscal year ended on June 30, 2012, mainly due to: (i) a Ps. 6.3 million decrease in turnover taxes; (ii) a Ps. 5.5 million decrease in the salaries and social security contribution charges; (iii) a Ps. 4.2 million decrease in the services fees charges; (iv) a Ps. 4.2 million decrease in advertising expenses, (v) a Ps. 1.4 million decrease in bad debts, and (vi) a Ps. 1.1 million decrease in depreciation and amortization during this fiscal year. Selling expenses from the Consumer Financing segment, as a percentage of this segment’s revenues, decreased from 36.6% during the fiscal year ended on June 30, 2011 to 6.3% during the fiscal year ended on June 30, 2012.

Other. Selling expenses from our Other segment decreased by 48.4%, from Ps. 3.1 million during the fiscal year ended June 30, 2011 to Ps. 1.6 million during the fiscal year ended June 30, 2012 mainly due to a Ps. 1.5 million decrease in turnover taxes during this fiscal year.

Table of Content
	Selling expenses for the fiscal years ended on June 30,
	2012	2011
Selling expenses	(in million Ps.)
Leases and services	(52.8)	(40.2)
Consumer Financing	(0.3)	(25.1)
Other	(1.6)	(3.1)
Eliminations	-	-
Total selling expenses	(54.6)	(68.4)

Administrative expenses

Administrative expenses increased 18.2%, from Ps. 76.3 million during the fiscal year ended on June 30, 2011 to Ps. 90.2 million during the fiscal year ended on June 30, 2012. This variation is mainly explained by: (i) a Ps. 20.8 million increase in the expenses of our Leases and services segment, partially offset by (ii) a Ps. 6.7 million decrease in the expenses from our Consumer financing segment and a Ps. 0.1 million drop in the Other segment. Total administrative expenses as a percentage of total revenues increased from 8.9% during the fiscal year ended on June 30, 2011 to 9.8% during the fiscal year ended on June 30, 2012.

Leases and services. Administrative expenses from the Leases and services segment increased 30.1%, from Ps. 69.1 million during the fiscal year end on June 30, 2011 to Ps. 89.9 million during the fiscal year ended on June 30, 2012, primarily due to: (i) a Ps. 6.2 million increase in directors’ fees; (ii) a Ps. 4.6 million increase in the expenses associated to taxes, rates and contributions and, (iii) a Ps. 3.9 million increase in expenses related to salaries and social security contributions, and (iv) a Ps. 1.9 million increase in fees for services. Administrative expenses from the Leases and services segment, as a percentage of this segment’s revenues, stood at 10.2% during the fiscal years ended on June 30, 2011 and 2012.

Consumer Financing. Administrative expenses from the Consumer Financing segment decreased 95.7%, from Ps. 7.0 million during the fiscal year ended on June 30, 2011 to Ps. 0.3 million during the fiscal year ended on June 30, 2012. This was mainly due to: (i) a Ps. 2.4 million decrease in salaries and social security contributions, (ii) a Ps. 2.2 million decrease in taxes, rates and contributions, (iii) a Ps. 1.5 million decrease in services’ fees, and (iv) a Ps. 0.3 million decrease in banking expenses. Administrative expenses from the Consumer Financing segment as a percentage of this segment’s revenues declined from 10.2% during the fiscal year ended on June 30, 2011 to 6.3% during the fiscal year ended on June 30, 2012.

Other. Administrative expenses from the Other segment did not exhibit significant variations.

	Administrative expenses for the fiscal years ended on June 30,
	2012	2011
Administrative expenses	(in million Ps.)
Leases and services	(89.9)	(69.1)
Consumer Financing	(0.3)	(7.0)
Other	(0.1)	(0.2)
Eliminations	-	-
Total Administrative expenses	(90.2)	(76.3)

Income/(loss) from recognition of inventories at net realizable value

The income/(loss) due to the recognition of inventories at net realizable value decreased by 40.7%, from Ps. 15.0 million income during the fiscal year ended June 30, 2011 to Ps. 8.9 million income during the fiscal year ended on June 30, 2012. The reason for such decrease lies in the recognition of parcels in the Rosario Plot during the previous fiscal year, partially offset by the recognition of functional units of Torres Rosario during this fiscal year.

Income/(loss) from retained interest in securitized receivables

The income/(loss) from retained interest in Consumer Financing’s securitized receivables decreased by Ps. 4.7 million, from Ps. 4.7 million in income during the fiscal year ended on June 30, 2011 to Ps. 0.0 million during the fiscal year ended on June 30, 2012, mainly as a result of the sale of 80% of the shares of Tarshop during the previous fiscal year.

Operating income

As a result of the factors described above, Operating income increased by 26.1%, from Ps. 473.6 million during the fiscal year ended on June 30, 2011 to Ps. 597.0 million during the fiscal year ended on June 30, 2012, mainly due to: (i) a Ps. 179.6 million increase in Operating income from the Leases and services segment, partially offset by a (ii) a Ps. 40.6 million decrease in our Other segment and a Ps. 15.0 million decrease in our Consumer Financing segment. Operating income, as a percentage of total revenues, increased from 55.3% during the fiscal year ended on June 30, 2011 to 64.6% during the fiscal year ended on June 30, 2012, mainly on account of the effect of the increase in the operating margin of our Leases and services segment.

Leases and services. Operating income/(loss) from our Leases and services segment increased by 44.6%, from Ps. 402.7 million in income for the fiscal year ended on June 30, 2011 to Ps. 582.3 million in income during the fiscal year ended on June 30, 2012, mainly due to the 30.3% increase in the revenues from this segment, partially offset by a 4.7% increase in direct operating costs, a 31.3% increase in Selling expenses and a 30.1% increase in Administrative expenses. Operating income/(loss) from the Leases and services segment, as a percentage of the segment’s revenues, increased from 59.5% during the fiscal year ended on June 30, 2011 to 66.0% during the fiscal year ended on June 30, 2012.

Consumer Financing. Operating income from our Consumer Financing segment decreased by 84.7%, from Ps. 17.7 million in income during the fiscal year ended on June 30, 2011 to Ps. 2.7 million in income during the fiscal year ended on June 30, 2012. This variation was mainly due to the 93.0% decrease in the revenues from this segment, the 93.2% decrease in costs, the 98.8% decrease in Selling expenses, and the 95.7% decrease in administrative expenses. Operating income/(loss) from our Consumer Financing segment as a percentage of the segment’s revenues increased from 25.8% during the fiscal year ended on June 30, 2011 to 56.3% during the fiscal year ended on June 30, 2012.

Table of Content
Other. Operating income from our Other segment decreased by 77.2%, from Ps. 52.6 million income during the fiscal year ended on June 30, 2011 to Ps. 12.0 million income during the fiscal year ended on June 30, 2012.

	Operating income/(loss) for the fiscal years ended June 30,
	2012	2011
	(in million Ps.)
Leases and services	582.3	402.7
Consumer Financing	2.7	17.7
Other	12.0	52.6
Eliminations	-	0.6
Total operating income	597.0	473.6

Amortization of goodwill

Amortization of goodwill increased by 10.5%, from Ps. 1.9 million in the fiscal year ended on June 30, 2011 to Ps. 2.1 million during the fiscal year ended on June 30, 2012. This result includes the amortizations of goodwill posted on the acquisitions of subsidiaries.

Finantial and holding results, net

    Financial and holding results, net, decreased by 25.7%, from a Ps. 107.1 million loss during the fiscal year ended on June 30, 2011 to a Ps. 79.6 million loss during the fiscal year ended on June 30, 2012.

    The financial results generated by assets increased by 617.6%, from Ps. 9.1 million income during the fiscal year ended on June 30, 2011 to Ps. 65.3 million income during the fiscal year ended on June 30, 2012, mainly due to: (i) a Ps. 45.4 million increase in permanent investments and mutual funds, (ii) a Ps. 8.2 million increase in Foreign exchange gains; and (iii) a Ps. 2.0 million increase in default interest .

    The financial results generated by liabilities increased by 24.7%, from a Ps. 116.2 million loss during the fiscal year ended on June 30, 2011 to a Ps. 144.9 million loss during the fiscal year ended on June 30, 2012. This variation is mainly due to (i) a Ps. 38.8 million increase in the Foreign exchange gains/(losses) charge arising from the variation in the US Dollar selling exchange rate during this fiscal year (from 4.11 as of June 30, 2011 to 4.527 as of June 30, 2012), as compared to the previous fiscal year (from 3.931 as of June 30, 2010 to 4.11 as of June 30, 2011), and (ii) a Ps. 1.0 million decrease resulting from transactions with derivative financial instruments; partially offset by: (iii) a Ps. 11.0 million decrease in financial expenses; and (iv) a Ps. 1.4 million decrease in interest on tax debts.

Other income and expenses, net

    The Other income and expenses, net line increased by 295.2%, from Ps. 8.3 million income during the fiscal year ended on June 30, 2011 to Ps. 16.2 million loss during the fiscal year ended on June 30, 2012. This result was mainly due to: (i) Ps. 12.9 million income recorded in the previous fiscal year as a result of the sale of the client portfolio of Apsamedia S.A. to Tarshop and (ii) a Ps. 12.7 million increase in donations, partially offset by a Ps. 3.3 million decrease in contingent legal proceedings.

Income before tax and minority interests

    As a result of the factors described above, income before tax and minority interests increased by 33.1%, from Ps. 385.8 million income during the fiscal year ended on June 30, 2011 to Ps. 513.5 million income during the fiscal year ended on June 30, 2012.

Income tax

    The Income tax charge increased by 61.1%, from a Ps. 106.6 million loss during the fiscal year ended on June 30, 2011 to a Ps. 171.7 million loss during the fiscal year ended on June 30, 2012. Given that the Income tax charge was assessed by application of the deferred tax method, we recognized the temporary differences between the book value and the valuation for tax purposes of assets and liabilities and the application of tax loss carryforwards. Thus, the amount shown as Income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

Minority interest in investees

    The loss from Minority interests in investees increased by 93.1%, from a Ps. 7.2 million loss during the fiscal year ended on June 30, 2011 to a Ps. 13.9 million loss during the fiscal year ended on June 30, 2012. The increase is mainly due to the income recorded during the fiscal year ended on June 30, 2012 by the companies in which we hold a majority stake as compared to the fiscal year ended on June 30, 2011.

Net income

    As a result of the factors described above, our Net Income for the year increased 20.5%, from Ps. 272.1 million income during the fiscal year ended on June 30, 2011 to Ps. 327.8 million in income during the fiscal year ended on June 30, 2012.

    We had chosen not to recognize deferred tax liabilities generated by the effect of adjustments for inflation on fixed assets and other non-monetary assets. The CNV, through General Resolution 592, set forth that those issuers who had opted to report deferred tax liabilities arising from the application of the adjustment for inflation in a note to the financial statements, should record such liability in view of the implementation of the IFRS through a counterbalancing entry in retained earnings. This recognition could be made as of the end of any interim or annual period until the end of the fiscal year immediately preceding the first period in which the IFRS are applied. Accordingly, and in order to comply with the CNV’s regulations, we have recorded an adjustment so as to recognize the relevant deferred liability.

Table of Content
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

Leases and services. Our revenues from Leases and services increased 30.6%, from Ps. 518.5 million during the fiscal year ended June 30, 2010 to Ps. 677.1 million during the fiscal year ended June 30, 2011. Primarily due to a Ps. 128.5 million increase in the revenues from leases and admission rights which is primarly explained by (i) a 34.4 % increase in the total sales of our lessees, which increased from Ps. 5,778.2 million during the fiscal year ended on June 30, 2010 to Ps. 7,766.3 million during the fiscal year ended on June 30, 2011, which in turn yielded higher percentage leases and (ii) an increase in the average price per square meter.

Consumer Financing. The revenues from our Consumer Financing segment decrease 74.1%, from Ps. 265.3 million during the fiscal year ended June 30, 2010 to Ps. 68.6 million during the fiscal year ended June 30, 2011, as a result of the sale of 80% of the shares of Tarshop.

Other. The revenues from our Other segment increased Ps. 109.8 million from Ps. 1.2 million during the fiscal year ended on June 30, 2010 to Ps. 111.0 million during the fiscal year ended June 30, 2011, mainly by reason of the swap of the Beruti plot and the sale of two parcels of the Rosario plot and the sale of one parcel of the Neuquén plot.

	Revenues for the fiscal years ended on June 30,
	2011	2010
Revenues	(in million Ps.)
Leases and services	677.1	518.5
Consumer Financing	68.6	265.3
Other	111.0	1.2
Eliminations	(0.2)	(0.1)
Total revenues	856.5	784.9

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

Consumer financing. The cost of our Consumer financing segment decreased by 77.2%, from Ps. 103.0 million during the fiscal year ended June 30, 2010 to Ps. 23.5 million during the fiscal year ended on June 30, 2011. Primarily due to the sale of 80% of the shares of Tarshop.

Other. The cost of our Other segment increased Ps. 69.7 million, from Ps. 0.3 million during the fiscal year ended on June 30, 2010 to Ps. 70.0 million during the fiscal year ended June 30, 2011, primarily due to the swap of the Beruti plot, the sale of two parcels of the Rosario plot and one parcel of the Neuquén plot.

	Costs for the fiscal years ended on June 30,
	2011	2010
Costs	(in million Ps.)
Leases and services	(165.1)	(158.6)
Consumer Financing	(23.5)	(103.0)
Other	(70.0)	(0.3)
Eliminations	0.8	3.0
Total costs	(257.8)	(258.8)

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

Table of Content
Other. The gross profit of our Other segment increased Ps. 40.1 million increase from Ps. 0.8 million during the fiscal year ended June 30, 2010 to Ps. 40.9 million during the fiscal year ended June 30, 2011. This variation was mainly attributable to the swap of the Beruti plot and the sales of two parcels of the Rosario plot and one parcel of the Neuquén plot.

	Gross profit for the fiscal years ended June 30,
	2011	2010
Gross profit	(in million Ps.)
Leases and services	512.1	359.9
Consumer Financing	45.1	162.4
Other	40.9	0.8
Eliminations	0.6	2.9
Total gross profit	598.7	526.0

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

Consumer Financing. The selling expenses of the Consumer Financing segment declined by 80.0%, from Ps. 125.6 million during the fiscal year ended on June 30, 2010 to Ps. 25.1 million during the fiscal year ended on June 30, 2011, mainly due to: (i) a Ps. 22.1 million decrease in turnover taxes; (ii) a Ps. 19.4 million decrease in the salaries and social security contributions charges; (iii) a Ps. 15.1 million decrease in the service fee charges; (iv) a Ps. 14.5 million decrease in advertising expenses, and (v) a Ps. 13.8 million decrease in loan loss charges during this fiscal year. The selling expenses of the Consumer Financing segment, as a percentage of this segment’s revenues, decreased from 47.3 % during the fiscal year ended June 30, 2010 to 36.6% during the fiscal year ended on June 30, 2011.

Other. The selling expenses of our Other segment increased Ps. 3.1 million, from Ps. 0.0 million during the fiscal year ended June 30, 2010 to Ps. 3.1 million during the fiscal year ended June 30, 2011, mainly due to a Ps. 3.1 million increase in turnover taxes during this year.

	Selling expenses for the fiscal years ended on June 30,
	2011	2010
Selling expenses	(in million Ps.)
Leases and services	(40.2)	(37.1)
Consumer Financing	(25.1	(125.6
Other	(3.1)	(0.0)
Eliminations	—	—
Total selling expenses	(68.4)	(162.7)

Administrative expenses

Administrative expenses decreased 6.3%, from Ps. 81.4 million during the fiscal year ended June 30, 2010 to Ps. 76.3 million during the fiscal year ended June 30, 2011, primarily due to: (i) a Ps. 18.2 million decrease in the expenses of our Consumer financing segment, partially offset by (ii) a Ps. 13.0 million increase in the expenses of our Leases and services segment. Total administrative expenses as a percentage of total revenues decreased from 10.4 % during the fiscal year ended June 30, 2010 to 8.9% during the fiscal year ended June 30, 2011.

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

Consumer Financing. Administrative expenses of the Consumer financing segment decreased by 72.2%, from Ps. 25.2 million during the fiscal year ended June 30, 2010 to Ps. 7.0 million during the fiscal year ended June 30, 2011. This was mainly due to: (i) a Ps. 8.9 million decrease in salaries and social security contributions, (ii) a Ps. 5.2 million decrease in taxes, rates and contributions and (iii) a Ps. 2.4 million decrease in service fees. The Administrative expenses of the Consumer Financing segment as a percentage of this segment’s revenues incresed from 9.5 % during the fiscal year ended June 30, 2010 to 10.2% during the fiscal year ended June 30, 2011.

Others. Administrative expenses in the Other segment did not vary significantly.

Table of Content
	Administrative expenses for the fiscal years ended on June 30,
	2011	2010
Administrative expenses	(in million Ps.)
Leases and services	(69.1)	(56.1)
Consumer Financing	(7.0)	(25.2)
Other	(0.2)	(0.1)
Eliminations	—	—
Total Administrative expenses	(76.3)	(81.4)

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

	Operating income/(loss) for the fiscal years ended June 30,
	2011	2010
Operating income/(loss)	(in million Ps.)
Leases and services	402.7	266.6
Consumer Financing	17.7	49.0
Other	52.6	1.9
Eliminations	0.6	3.0
Total operating income	473.6	320.5

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

Income before tax and minority interests

As a result of the factors described above, income before tax and minority interests incresed by Ps. 182.6 million from Ps. 203.2 million during the fiscal year ended June 30, 2010 to Ps. 385.8 million during the fiscal year ended June 30, 2011.

Table of Content
Income tax

The Income tax charge increased by Ps. 40.8 million, from Ps. 65.8 million during the fiscal year ended on June 30, 2010 to Ps. 106.6 million during the fiscal year ended June 30, 2011. Given that the Income tax charge was assessed by application of the deferred tax method, we recognized the temporary differences between the book value and the valuation for tax purposes of assets and liabilities and the application of tax loss carryforwards. Thus, the amount shown as Income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

Minority interests in investees

The loss from Minority interests in investees increased by Ps. 2.1 million from Ps. 5.1 million during the fiscal year ended June 30, 2010 to Ps. 7.2 million during fiscal year ended June 30, 2011. This increase is mainly due to the income recorded during the fiscal year ended on June 30, 2011 by the companies in which we hold a majority stake.

Net income

As a result of the factors described above, the Income for the year increased by Ps. 139.8 million from Ps. 132.3 million during the fiscal year ended June 30, 2010 to Ps. 272.1 million during the fiscal year ended June 30, 2011.

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

Cash Flow Information

Operating Activities

Fiscal Year 2012. Our operating activities generated net cash of Ps. 623.8 million for the fiscal year ended on June 30, 2012. Net cash generated by operations during the fiscal year ended on June 30, 2012 increased 19.9%, or Ps. 103.6 million, from the fiscal year ended on June 30, 2011, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 727.1 million, mainly comprised of (i) net income of Ps.327.8 million; (ii) income tax expense of Ps.171.7 million; (iii) depreciation and amortization of Ps.112.9 million and (iv) financial results of Ps.99.5 million; the reduction in operating cash resulting from an increase in accounts receivable, net of Ps. 61.9 million and a reduction in taxes payable of Ps. 161.4 million, partially offset by increases in trade accounts payable, customer advances and other liabilities of Ps. 67.5 million and a reduction in inventory and other receivables of Ps. 52.6 million.

Fiscal Year 2011. Our operating activities generated net cash of Ps. 520.2 million for the fiscal year ended on June 30, 2011. Net cash generated by operations during the fiscal year ended on June 30, 2011 increased 124.6%, or Ps. 288.6 million, from the fiscal year ended on June 30, 2010, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 598.1 million, the reduction in operating cash resulting from an increase in accounts receivable, net of Ps. 114.3 million and a reduction in taxes payable and provision of contingences of Ps. 102.5 million, partially offset by increases in trade accounts payable, customer advances, social security payable and other liabilities of Ps. 73.9 million and a reduction in inventory and other receivables and prepaid expenses of Ps. 68.1 million.

Fiscal Year 2010. Our operating activities generated net cash of Ps. 231.6 million for the fiscal year ended on June 30, 2010. Net cash generated by operations during the fiscal year ended on June 30, 2010 increased 33.5%, or Ps. 58.1 million, from the fiscal year ended on June 30, 2009, primarily due to an increase in operating cash inflows that does not consider the changes in certain assets and liabilities of Ps. 460.2 million, the reduction in operating cash resulting from an increase in accounts receivable, net of Ps. 127.0 million and a reduction in taxes payable and other liabilities of Ps. 143.1 million, partially offset by a reduction in other receivables and prepaid expenses, net of Ps. 26.0 million and increases in customer advances, trade accounts payable and salaries and social security payable of Ps. 19.5 million.

Investment Activities

Fiscal Year 2012. The net cash used by investing activities was Ps. 251.4 million for the fiscal year ended on June 30, 2012. The increase in the net cash used in investment activities was primarily due to: (i) an increase in loans granted to related parties of Ps. 41.7 million; (ii) the acquisition of additional Arcos’s shares and 50% of NPSF of Ps. 7.4 million; (iii) the acquisition of 50% of the capital stock of Quality Invest S.A. of Ps. 41.1 million; (iv) the purchase of TGLT’s shares of Ps. 2.7 million; (v) the purchase of Notes issued by Cresud, of Ps. 30.0 million; (vi) contributions to the risk fund of reciprocal guarantee company of Ps. 10.0 million; (vii) an increase in investments of Ps. 5.1 million; (viii) improvements made to our shopping centers and offices of Ps. 19.6 million; (ix) work in progress of Ps. 36.1 million; (x) suppliers advances of Ps. 18.1 million; (xi) the acquisition of furniture and fixtures, computer equipment, software and facilities of Ps. 4.0 million; (xii) the acquisition of plot of land and other real estate of Ps. 40.1 million; partially offset by the collection of receivables from related parties of Ps. 4.3 million.

Table of Content
Fiscal Year 2011. The net cash used by investing activities was Ps. 55.3 million for the fiscal year ended on June 30, 2011. The increase in the net cash used in investment activities was primarily due to (i) an increase in loans granted to related parties of Ps. 84.9 million, (ii) the purchase of TGLT’s shares of Ps. 56.3 million, (iii) an increase in investments of Ps. 7.7 million, (iv) the purchase of Non Convertible Notes of Cresud, of Ps. 10.3 million; (v) improvements made to our shopping centers and offices of Ps. 9.5 million; (vi) works made in Dot Baires offices of Ps. 3.7 million; (vii) works and advance payments made in Dot Baires shopping of Ps. 4.0 million; (viii) suppliers advances of Ps. 16.4 million; (ix) the acquisition of furniture and fixtures, computer equipment, software and facilities of Ps. 4.7 million; (x) the acquisition of undeveloped parcels of land of Ps. 0.3 million and Ps. 13.4 million were allocated to work in progress; partially offset by increases in inflows of cash by sale of subsidiaries of Ps. 67.5 million, inflows proceeds from adquisitions of subsidiaries of Ps. 1.3 million and the collection of receivables from related parties and other related parties of Ps. 89.6 million.

Fiscal Year 2010. The net cash generated by investing activities was Ps. 9.1 million for the fiscal year ended on June 30, 2010. The increase in the net cash generated by investment activities was primarily due to a decrease in investments of Ps. 58.5 million and the collection of advances for sale of Tarshop’s shares of Ps. 20.0 million, partially offset by (i) Ps. 32.5 million related to improvements made in our shopping centers and offices; (ii) Ps. 8.3 million applied to the payment for acquisition of Arcos del Gourmet and Conil S.A.; (iii) Ps. 7.4 million related to works and advance payments made in Dot Baires shopping; (iv) Ps. 6.0 million applied to suppliers advances; (v) Ps. 5.6 million related to a payment pursuant to a non-compete agreement with the former minority shareholder of Tarshop; (vi) Ps. 3.1 million were allocated to the acquisition of undeveloped parcels of land; (vii) Ps. 2.6 million related to the acquisition of furniture and fixtures, computer equipment, software and facilities; and (viii) Ps. 2.2 million were allocated to other purposes.

Financing Activities

Fiscal Year 2012. The net cash used in financing activities was Ps. 413.9 million for the fiscal year ended on June 30, 2012, primarily due to: (i) payment of cash dividends of Ps. 252.4 million; (ii) payment of non-convertible notes of Ps. 94.4 million; (iii) payment of loans for purchase of undeveloped parcels of land of Ps. 23.9 million; (iv) payment of seller financing of Arcos del Gourmet S.A. of Ps. 23.3 million; (v) dividends paid by subsidiaries to minority shareholders of Ps. 4.3 million and payments of overdraft for Ps. 22.7 million partly offset by the reimbursement of dividends of Ps. 6.9 million.

Fiscal Year 2011. The net cash used in financing activities was Ps. 372.8 million for the fiscal year ended on June 30, 2011, primarily due to: (i) payment of cash dividends of Ps. 243.8 million and (ii) payment of non-convertible notes of Ps. 223.1 million; partly offset by the proceeds from overdraft for Ps. 53.0 million; proceeds from issuance of short-term debt of Ps. 45.0 million.

Fiscal Year 2010. The net cash used in financing activities was Ps. 236.3 million for the fiscal year ended on June 30, 2010, primarily due to: (i) payment of short-term bank loans and bank overdrafts of Ps. 202.5 million; (ii) payment of cash dividends of Ps. 56.0 million; (iii) payment of non-convertible notes of Ps. 141.8 million; (iv) payments of loans for purchase of undeveloped parcels of land of Ps. 17.2 million and (v) outlays for the repurchase of Series II Notes of Ps. 12.0 million; partly offset by the proceeds from short-term and long-term debt for Ps. 110.4 million and proceeds from issuance of non-convertible notes, net of Ps. 79.8 million.

Indebtedness

Our total consolidated debt outstanding as of June 30, 2012 was Ps. 780.2 million, 96.0% of which was denominated in US Dollars and the remaining 4.0% was denominated in Pesos.

The following table presents a breakdown of our indebtedness as of June 30, 2012 with a breakdown of its main components:

	Debt as June 30, 2012
	Currency (in thousands)	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	Average rate %
Financial and Bank Loans
10% Convertible Notes due 2014 (1)	US$	6,535	-	143,717	-	-	150,252	10%
Series I Notes (1) (2)	US$	5,009	-	-	-	497,970	502,979	8%
Fees and expenses in connection with the issuance of debt to accrue	Ps.	(455)	(455)	(455)	(455)	(417)	(2,237)	-
Bank overdrafts	Ps.	32,173	-	-	-	-	32,173	Float
Interest on bank loans	Ps.	6	-	-	-	-	6	-
Financial leases	Ps.	787	107	107		106	1,213	10%
Debt on acquisition of Property San Martín	US$	17,644	17,429	-	-	-	35,073	8%
Total financial and bank loans		61,699	17,081	143,369	(455)	497,659	719,459
Seller - Financing Soleil Factory goodwill	US$	2,854	-	-	-	38,689	41,543	5%
Seller – Financing Arcos del Gourmet S.A.	US$	10,235	1,530	-	-	-	11,765	-
Seller – Financing Nuevo Puerto Santa Fé S.A.	US$	7,418	-	-	-	-	7,418	-
Total debt financed by seller		20,507	1,530	143,369	(455)	38,689	60,726
Total Debt		82,206	18,611	143,369	(455)	536,348	780,185

(1)	Includes interest
(2)	Net of repurchased Notes

Convertible Notes

On July 19, 2002 we issued US$50.0 million unsecured Convertible Notes in exchange for cash and settlement of certain liabilities with our shareholders. The proceeds from the Convertible Notes were used to settle short-term bank loans for the sum of Ps.27.3 million, and to redeem secured corporate notes issued by us in the principal amount of Ps.52.8 million. The Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps.0.10 per share. The exchange rate per U.S. Dollar is Ps.3.08642 or the result obtained from dividing the exchange rate effective at the exchange date by the par value of our common shares, whichever is lower. The maturity date of the Convertible Notes was stated for July 19, 2006, but at a special noteholders’ meeting held on May 2, 2006, approved the extension of the maturity date to July 19, 2014. The other terms and conditions of the Convertible Notes remained unchanged. During the fiscal years 2003, 2004, 2005, 2006, 2007, 2011and 2012 the holders of approximately US$18.25 million of our Convertible Notes exercised their conversion rights; therefore, we issued 4,829,745; 22,852,514; 52,741,373; 1,539,000, 101,582, 477,544,197 and 277,777 common shares, respectively. As of June 30, 2012 the outstanding balance of our Convertible Notes was US$31.7 million.

Table of Content
Series I and II Notes

On May 11, 2007, we issued two new Series of Notes totaling US$ 170 million within the framework of our Global Note Program for a principal amount of US$ 200 million.

Series I corresponds to the issue of US$ 120 million Notes due on May 11, 2017, bearing interest at a fixed interest rate of 7.875% payable semi-annually on May 11 and November 11 each year starting on November 11, 2007. The principal amount of this Series is due in a single installment at maturity.

Series II corresponds to the issue of Ps. 154.0 million (equivalent to US$ 50 million) Notes due on June 11, 2012, bearing interest at a fixed interest rate of 11% payable semi-annually on June 11 and December 11 each year starting on December 11, 2007. The last installment of principal and interest was paid on the maturity date.

Purchase of Series I Notes

During fiscal year 2009, we acquired US$ 5.0 million nominal value of our Series I fixed interest rate notes due June 2017. The weighted-average price paid was US$ 0.3978 for a total of US$ 2 million. During fiscal year 2011, we purchased our Series 1 fixed interest rate Notes due June 2017 in an amount equivalent to US$ 5.0 million (nominal value). In this case, the price was US$ 1.0201 for a total of US$ 5.1 million. As of June 30, 2012, our holdings of Series 1 Notes amounted to US$ 10 million in terms of nominal value.

Purchase of Series II Notes

During fiscal year 2009, we acquired US$ 3 million in nominal value of our Series II fixed interest rate notes due June 2012 (Argentine Peso-Linked Note). The weighted-average price paid was US$ 0.75 for a total of US$ 2.25 million. There have been no purchases of these notes during fiscal year 2012. As of 2012 fiscal year-end, the last installment of principal and interest for the notes had been paid.

Capital Expenditures

Fiscal year 2012

For the fiscal year ended June 30, 2012 we invested Ps. 117.9 million in capital expenditures: (i) Ps. 40.1 million were related to the acquisition of plots of lands and other real estate; (ii) Ps. 19.6 million were allocated to improvements made to our shopping centers and offices; (iii) Ps. 36.1 million were allocated to work in progress; (iv) Ps. 18.1 million were allocated to suppliers advances; (v) Ps. 4.0 million were allocated to the acquisition of furniture, fixture and computer equipment, software and facilities.

Fiscal year 2011

For the fiscal year ended June 30, 2011 we invested Ps. 52.0 million in capital expenditures of which: (i) Ps. 9.5 million were related to improvements made to our shopping centers and offices, of which the most significant is the one realized in Soleil Factory shopping center; (ii) Ps. 13.4 were allocated to our work in progress; (iii) Ps. 7.7 million were related to construction and advance payments made in Dot Baires shopping; (iv) Ps. 4.7 million were related to the acquisition of furniture and fixtures, computer equipment, software and facilities; (v) Ps. 16.4 million were related to suppliers advances; (vi) Ps. 0.3 million were allocated to the acquisition of plots of lands.

Fiscal year 2010

For the fiscal year ended on June 30, 2010 we invested Ps. 53.8 million in capital expenditures of which: (i) Ps. 32.5 million were related to improvements made to our shopping centers and offices; (ii) Ps. 7.4 million were related to construction and advance payments made in Dot Baires shopping; (iii) Ps. 6.0 million were allocated to suppliers advances; (iv) Ps. 2.6 million were allocated to the acquisition of furniture and fixtures, computer equipment, software and facilities; (v) Ps. 3.1 million were allocated to the acquisition of undeveloped parcels of land and (vi) Ps. 2.2 million were allocated to other purposes.

C. Research and Development, Patents and Licenses, etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We use these trademarks to name our commercial centers and in connection with marketing and charitable events that we organize from time to time. We do not own any patents nor benefit from licenses from third parties.

D. Trend Information

Development and Perspectives of Shopping Centers in Argentina

During 2011, the global economy continued its recovery after the 2008 financial crisis. According to International Monetary Fund (“IMF”) data, in the year 2011, the world’s Gross Domestic Product (“GDP”) rose 3.9% and accumulated an annualized growth of 3.6% in the first quarter of 2012. GDP in the developed countries increased by 1.6% in 2011, whereas in the developing countries’ markets, it soared 6.2%.

During fiscal year 2012, the financial markets’ outlook was gloomy. At global level, the MSCI All Countries index dwindled by 8.68% when measured in US Dollars; the MSCI World (representative of developed markets) dropped 7.99% whilst the MSCI Emerging Markets fell 17.87%. Except for the S&P500, which rose 4.04%, the performance of most of the markets was negative: the FTSE 100 fell by 5.13%, the Nikkei by 7.81%, the Bovespa by 11.96% and the Merval by 28.85%.

As concerns the Argentine economy, during 2011 the GDP maintained the high growth rate experienced in 2010 (when it increased 9.2%). According to the Ministry of Economy, while in the third quarter of 2011 it recorded a year-on-year growth of 9.3%, during the fourth quarter a slight deceleration was observed, translated into a 7.3% growth rate. In this way, in 2011 GDP grew by 8.9%. In the year to date, a deceleration in economic activity levels is noted, although the same positive trend is maintained. For the first 5 months of 2012, the EMAE, usually used to predict the GDP, recorded a year-to-date increase of 3% compared to the same period in the previous fiscal year, showing a downward trend.

Once again, the main component of aggregate demand that largely explains the growth in activity levels has been private consumption, along with the increase in purchasing power. In this regard, private consumption recorded an annual growth of 10.7% in real terms, accounting for 66.1% of the GDP.

The Shopping Centers sector exhibited major sales growth in the first four months of 2012. Shopping Centers’ turnover benefited greatly from the expansion that is being perceived in consumption. Based on the information released by INDEC, sales recorded a cumulative increase of 27% for the 12 months to April 2012 compared to the same period of 2011, boosted by the good mood amongst consumers and the tangible improvements in household nominal income.

Table of Content
Most of the retail offering sectors exhibited outstanding dynamism in that period. The principal increases were in “Food Courts and Food”, “Apparel” and in “Entertainment and Leisure”, with increases in excess of 30%.

E. Off-Balance Sheet Arrangements

As of June 30, 2012, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of June 30, 2012, which consist of loans, bonds, and development obligations and agreements to purchase real estate. The table does not include deferred income tax liability obligations under operating leases, assignment of credits payable, other accounts payable or costs to be incurred on the units not yet sold.

	Payments due by period (Thousand of Ps.)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Debt (1)	95,061	271,320	41,958	600,638	1,008,977
Other long term obligations	7,278	9,383	15,489	-	32,150
Total (2)	102,339	280,703	57,447	600,638	1,041,127

(1)	Net of repurchased Notes.

(2)	Includes our main financial and related parties’ debts and tax amnesty plan for gross sales tax payable and accrued and prospective interests.

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

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA, Cresud, Consultores Assets Management S.A., Banco Hipotecario, Tarshop, BACS Banco de Crédito & Securitización and BrasilAgro - Companhia Brasileira de Propriedades Agrícolas, among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother.

Table of Content
Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes, law firm. He is also first vice chairman of the board of directors of IRSA and Cresud and he is also the chairman of Puerto Retiro S.A., vice-chairman of Fibesa S.A. and Tarshop and a member of the board of directors of Banco Hipotecario, Nuevas Fronteras and Palermo Invest S.A., among others.

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

Daniel R. Elsztain. Mr. Elsztain obtained a degree in economic sciences at the Torcuato Di Tella University and has a master in business administration. He has been our commercial manager since 1998. He is also member of the board of trustees of Hersha Hospitality Trust, and member of the board of directors of Supertel Hospitality, Inc. Mr. Elsztain is Mr. Eduardo S. Elsztain’s and Mr. Alejandro G. Elsztain’s brother and Fernando A. Elsztain’s cousin.

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

Andrés Freire. Mr. Freire has a degree in economics with honors magna cum laude from the University of San Andrés in Buenos Aires, Argentina and is an OPM (33) from Harvard Business School. He is an entrepreneur both in the business and social sector. After starting his career at Procter & Gamble, Mr. Freire co-founded and led Officenet (purchased by Staples in 2004), and also co-founded Axialent where he currently serves as Chairman of the Board. He is also the Chairman of Endeavor Foundation in Argentina, Chairman of the Young Presidents Organization (YPO) in Argentina and also board member of the Steering Committee of the Young Global Leaders of the World Economic Forum (“WEF”) and member of the Global Latin American Council of the WEF. He participated as investor and/or Board member in multiple start ups including Wanako (online gaming sold to Vivendi), Coffice Reed Argentina, Restorando, The Mind Company, Estrella limited, Parque Austral. His awards include “Global Leader for Tomorrow” in 2000 by the WEF, “Latin American Entrepreneur of the Year” in 2001 by Endeavor Foundation, and “World Young Business Achiever” in 2002. He was also named in 2008 one of the 100 “Young Global Leaders of the World” by the WEF in Davos, Switzerland.

Juan M. Quintana. Mr. Quintana obtained a law degree at the University of Buenos Aires. He is a partner of Zang, Bergel & Viñes law firm. He is an alternate director of Nuevas Fronteras S.A. and Emprendimiento recoleta, among others.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from the Argentine Catholic University where he teaches commercial law and contract law. He also teaches corporate law, contracts and capital markets in post-graduate courses. He is a member of the Legal Advisory Committee of the Cámara de Sociedades Anónimas as well as Vice President of the Antitrust Law Committee of the Colegio de Abogados de la Ciudad de Buenos Aires. He is partner at Zang, Bergel & Viñes law firm and a member of the board of directors of Emprendimiento Recoleta, Nuevas Fronteras S.A. and Banco Hipotecario S.A.

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

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth where he was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas latinoamericanas (FIEL) and Tzedaka.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad de El Salvador) in 1992. He finished his master in corporate law at the Palermo University (Universidad de Palermo) in 1996. He was a senior associate member of Zang, Bergel & Viñes Law Firm until June 2002, and then he entered Cresud as a senior manager.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the University of Buenos Aires. He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Emprendimiento Recoleta, Puerto Retiro S.A., Tarshop and Fibesa, as well as member of the board of directors of Banco Hipotecario, among others.

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

Table of Content
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

 Our Shareholders´ Meetings, held  on October 31st, 2011, and May 23rd, 2012, ratified the resolutions achieved in connection with the implementation of the allocation of an amount equal to 1% of our outstanding capital, which shall be equal to Ps. 9,069,530, to be implemented through an incentive plan addressed to certain of our employees, and the delegated powers into our Board of Directors for the formation of a special purpose vehicle and to implement such plan, among other situations.

The following chart shows information about our current senior management:

Name	Date of birth	Position	Current position held since
Alejandro Gustavo Elsztain	03/31/1966	Chief Executive Officer	2002
Daniel Ricardo Elsztain	12/22/1972	Chief Operating Officer	2011
Matias Gaivironsky	02/23/1976	Chief Financial Officer	2011
David Alberto Perednik	11/15/1957	Chief Administrative Officer	2002
Rolando Argenti	12/16/1961	Chief Commercial Officer	2009

The following is a brief description of each of our managers who are not directors:

Matias Gaivironsky. Matías Gaivironsky obtained a degree in business administration from the University of Buenos Aires. He has a master degree in Finance from CEMA University. Since 1997 he has served in different positions at Cresud, IRSA and APSA, and was appointed Chief Financial Officer in December 2011. Formerly, in 2008, he had been Chief Financial Officer of Tarshop.

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

The following table sets forth information about members of our supervisory committee who were elected at the annual general ordinary shareholders’ meeting held on October 31, 2011. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name and Position	Date of birth	Position	Current position held since
José Daniel Abelovich	07/20/1956	Syndics	2005
Marcelo Héctor Fuxman	11/30/1955	Syndics	2010
Noemí Ivonne Cohn	05/20/1959	Syndics	2010
Sergio Leonardo Kolaczyk	11/28/1964	Alternate Syndic	2011
Roberto Daniel Murmis	04/07/1959	Alternate Syndics	2010
Alicia Graciela Rigueira	12/02/1951	Alternate Syndics	2010

 Set forth below is a brief biographical description of each member of our supervisory committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L / Nexia International, an accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA, Cresud, Hoteles Argentinos, Banco Hipotecario and Inversora Bolívar S.A., among others.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L / Nexia International, an accounting firm in Argentina. He is a member of the Supervisory Committees of Cresud, IRSA, Inversora Bolívar and Banco Hipotecario .

Table of Content

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina, where she works in the audit area. Mrs. Cohn worked in the audit area of Harteneck, Lopez and Company, Coopers & Lybrand in Argentina and Los Angeles, California. Mrs. Cohn is a member of the Supervisory Committees of Cresud and IRSA, among other companies.

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

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the Buenos Aires University. Since 1998, she has been a manager at Estudio Abelovich, Polano & Asociados / Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia, affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of the Lomas de Zamora University (Universidad de Lomas de Zamora).

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

Senior Management

During the fiscal year ended June 30, 2012 we paid an aggregate amount of approximately Ps. 5.6 million as compensation to our senior management.

Audit Committee

The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Capitalization Plan

We have a defined contribution plan covering our key managers in Argentina. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 0.8 million, Ps. 1.3 million and Ps. 0.4 million for the years ended June 30, 2012, June 30, 2011 and June 30, 2010, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

1.	ordinary retirement in accordance with applicable labor regulations;

2.	total or permanent incapacity or disability; and

3.	death.

In case of resignation or unjustified termination, the manager may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

Table of Content
Incentive Plan for Managers

Our Shareholders´ Meetings, held  on October 31st, 2011, and May 23rd, 2012, ratified the resolutions achieved in connection with the implementation of the allocation of an amount equal to 1% of our outstanding capital, which shall be equal to Ps. 9,069,530, to be implemented through an incentive plan addressed to certain of our employees, and the delegated powers into our Board of Directors for the formation of a special purpose vehicle and to implement such plan, among other situations.

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

Compensation Committee

There is no compensation committee.

D. Employees

As of June 30, 2012, we had 804 employees. Shopping center employees are represented by the Commerce Union and approximately 60% of total workers are under commerce collective labor agreements. We have not experienced a strike or significant work stoppage in the last ten years and we consider relations with our employees are good. We subcontract to third parties the construction of our development projects and the provision of security, maintenance and cleaning services for our shopping centers through a bidding process.

The following table shows the number of our employees as of the dates indicated:

	As of June 30,
	2010	2011	2012
Alto Palermo S.A. (APSA) (1)	616	645	643
Emprendimiento Recoleta	39	41	41
Fibesa	28	29	27
Tarshop S.A. (2)	784	-	-
Panamerican Mall S.A. (3)	89	94	92
Arcos del Gourmet S.A. (4)	2	2	1
Nuevo Puerto Santa Fé	-	-	16
Total	1,558	811	820

(1)	In January 2010, we assigned corporate employees to Cresud under the Share Corporate Service Agreement. For more information, please see “Related Party Transactions” in this annual report.
(2)	In September 2010 we sold 80% of Tarshop’s stock to Banco Hipotecario.
(3)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2008.
(4)	In November 2009 we aquired 80% of of Arcos Gourmet S.A..

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2012.

Table of Content
		Share Ownership				Convertible notes ownership
Name	Position	Amount		Percentage		Amount
		(in thousands)				(in thousands)
Directors
Eduardo Sergio Elsztain	Chairman	1,204,567	(1)	95.6	% (1)	31,738	(2)
Saúl Zang	Vice Chairman	-		-		1
Alejandro Gustavo Elsztain	Executive Vice Chairman /Chief General Officer	1,584		0.1%		-
Daniel Ricardo Elsztain	Director	102		0.0%		-
Abraham Perelman	Director	-		-
Fernando Adrián Elsztain	Director	-		-		-
Leonardo Fabricio Fernández	Director	-		-		-
Enrique Antonini	Director	-		-		-
Gastón Armando Lernoud	Director	9		0.0%		-
David Alberto Perednik	Director / Chief Administrative Officer	-		-		-
Andrés Freire	Director	-		-		-
Pablo Daniel Vergara del Carril	Alternate Director	28		0.0%		-
Marcos Oscar Barylka	Alternate Director	-		-		-
Salvador Darío Bergel	Alternate Director	-		-		-
Mauricio Wior	Alternate Director	-		-		-
Gabriel A.G. Reznik	Alternate Director	-		-		-
Juan Manuel Quintana	Alternate Director	-		-		-
Senior Management
Matias Gaivironsky	Chief Financial Officer	3		0.0%		-
Rolando Argenti	Chief Commercial Officer	-		-		-
Supervisory Committee
José Daniel Abelovich	Member	-		-		-
Marcelo Héctor Fuxman	Member	-		-
Noemi Cohn	Member			-		-
Sergio Leonardo Kolaczyk	Alternate Member	-		-		-
Roberto Daniel Murmis	Alternate Member	-		-		-
Alicia Graciela Rigueira	Alternate Member	-		-		-

(1)
Mr. Eduardo S. Elsztain, chairman of our board of directors, is the beneficial owner of 189,077,367 common shares of Cresud representing 38.79% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud as of June 30, 2012 owns 64.2% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 66.1% of IRSA’s shares (includes (i) 371,517,973 common shares beneficially owned by Cresud, (ii) 8,998,030 common shares beneficially owned by Inversiones Financieras del Sur S.A., (iii) 628,070 common shares beneficially owned by Consultores Assets Management S.A., and (iv) 1,218,600 common shares owned directly by Mr. Elsztain). Therefore IRSA currently owns 95.6% of our shares. If Mr. Elsztain were considered the beneficial owner of 66.1% of IRSA, he would be the beneficial owner of 95.6% of our shares through IRSA.

(2)	99.97% of our 10% Convertible Notes due 2014 are owned by IRSA. If Mr. Elsztain were considered the beneficial owner of 66.1% of IRSA, he would be the beneficial owner of these Convertible Notes.

The Convertible Notes originally matured on July 19, 2006. However a meeting of noteholders resolved to extend the maturity date of the Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. The Convertible Notes accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. dollar is the lesser of 30.8642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

Assuming IRSA exercises its conversion rights for all of its Convertible Notes and no exercise of such rights by any of our other bondholders, IRSA would own 97.53% of our common shares. In the case all shareholders exercise their conversion rights and IRSA exercises them as well, IRSA would own 97.52% of our common stock.

Option Ownership

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our Capital Stock

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, shares or securities, other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers. For more information please see the aformentioned section.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership, as of June 30, 2012

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the Social Security National Agency and all our directors and officers as a group, as of the date of this annual report.

Table of Content

	Share Ownership
	Number of shares	Actual Percentage (2)
	(in thousands)
IRSA(1)	1,204,567	95.6%
Directors and officers excluding Eduardo Elsztain (3)	1,726	0.1%
Social Security National Agency	17,393	1.4%
Total	1,223,686	97.1%

(1)	The number of shares would increase to 2,184,142,673, assuming full conversion of the US$ 31.7 million Convertible Notes held by IRSA.

(2)	Figures may not sum due to rounding.

(3)	Includes only direct ownership of our directors and senior management, other than Eduardo Elsztain. Information as of June 30, 2012.

Through its ownership of our common stock, IRSA currently has voting control over us and has the power to direct or influence the direction of our management and policies. IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s shares are listed and traded on the Bolsa de Comercio de Buenos Aires and the NYSE.

Cresud currently owns 64.2% of IRSA’s common shares. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s shares are listed and traded on the Bolsa de Comercio de Buenos Aires and the NASDAQ.

Mr. Eduardo S. Elsztain, chairman of our board of directors, is the beneficial owner of 189,077,367 common shares of Cresud representing 38.79% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud as of June 30, 2012 owns 64.2% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 66.1% of IRSA’s shares (includes (i) 371,517,973 common shares beneficially owned by Cresud, (ii) 8,998,030 common shares beneficially owned by Inversiones Financieras del Sur S.A., (iii) 628,070 common shares beneficially owned by Consultores Assets Management S.A., and (iv) 1,218,600 common shares owned directly by Mr. Elsztain). IRSA currently owns 95.6% of our shares. If Mr. Elsztain were considered the beneficial owner of 66.1% of IRSA, he would be the beneficial owner of 95.6% of our shares through IRSA.

    Changes in Share Ownership

	Share Ownership as of June 30,
Shareholder	2012	2011	2010	2009	2008
IRSA(1)	95.6%	94.9%	63.3%	63.3%	63.35%
Parque Arauco	-	-	29.6%	29.6%	29.6%
Directors and officers	0.1%	0.1%	0.2%	0.2%	0.2%
Argentine Pension Funds in the aggregate	1.4%	1.4%	2.2%	0.2%	2.1%

(1) IRSA share ownership is 97.5% assuming full conversion of its holding of Convertible Notes as of June 30, 2012.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2012, we had common shares 1,259,886,188 issued and outstanding of which 1,181,048,308 (or 93.7%) were held in Argentina. As of June 30, 2012, we had 1,970,947 ADS outstanding (representing 78,837,880 of our common shares, or 6.3% of all of our common shares). As of such date, we had nine registered holders of our ADS in the United States.

On July 19, 2002 we issued US$ 50.0 million of Convertible Notes, which are convertible into shares of our common stock at a conversion ratio of US$ 0.324 principal amount of Convertible Notes per common share, as long as the exchange rate remains below Ps. 3.09 per each dollar. Our Convertible Notes mature on July 19, 2014 and are convertible during the period from August 28, 2002 to July 19, 2014. Of the US$ 50.0 million of Convertible Notes that we issued, our principal shareholder IRSA subscribed for US$ 31.7 million.

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

Lease of our Headquarters

Our headquarters are located on the 21st floor and half of 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters and parking lot spaces from IRSA, pursuant to two lease agreements, the first one regarding our headquarters and ten parking lot spaces and the second one for our subsidiary Fibesa’s headquarters and another eight parking lot spaces. Both agreements had an initial duration of 60 months with an optional extension of 36 additional months. On November 1, 2008, the parties agreed to the extension of these leases, and as a result the agreements will expire on October 31st, 2011. The aforementioned agreement was further renewed by the parties with effect as from November 1st 2011, which will expire on October 31st, 2014. Under the first agreement we paid a monthly rent of US$ 5,958 for the 21nd floor and US$ 2,979 for half of the 23 rd floor and under the second agreement, US$ 23,234 and US$ 11,617 respectively, with the first two months free.

Table of Content
We had also leased the entire 4th floor of the Intercontinental Plaza Tower from IRSA. The agreement, effective as from October 2007, had an initial duration of 36 months and we paid a monthly rent of US$ 19,750. This agreement was also renewed; effective from October 1st, 2010 and expiring on September 30th, 2013. We pay a monthly rent of US$ 20,200 per month.

As of January 2008, we leased one third of the 2nd floor of the Intercontinental Plaza Tower from IRSA. The agreement, effective as from March 2008, had an initial duration of 36 months. We paid a monthly rent of US$ 6,583 for the agreement.

In June 2009, we leased the 24th floor of the Intercontinental Plaza Tower from IRSA pursuant to a lease agreement related to such floor and to eight parking lot spaces. This agreement, effective from September 1st, 2008, until August 31, 2011, had duration of 36 months. We paid a monthly rent of US$ 7,745.

Effective as from September 1st 2011 we rent together with Cresud the 24th floor and 6 parking spaces of the Intercontinental Plaza Tower to IRSA for a monthly rent of US$ 15,490, (US$ 7,745 each). This agreement will expire on August 2014.

Lease of our Chairman’s offices

Our Chairman’s offices are located at Bolívar 108, City of Buenos Aires. We have leased this property from Isaac Elsztain e Hijos S.C.A., a company controlled by certain relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our Directors, and certain of his relatives. A lease agreement was executed among us, IRSA, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease has a term of 120 months and monthly rent of US$ 9,500. Therefore each must pay one third of such amount (US$ 3,167 each).

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

On July 11, 2011 we entered into the Fourth Agreement for Implementation of Amendments to the Master Agreement of Corporate Services with IRSA and Cresud. The purpose of the new amendments is to generate a more efficient allocation of the corporate resources between the parties, to ensure the most equitable allocation of costs while maintaining the efficiency of the group, and also to continue with the reduction of certain fixed costs of the parties activities, in order to decrease its impact on the operating results.

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

Table of Content
Purchase of Apsamedia from Tarshop

On May 21, 2010, we and Tarshop entered into a share purchase agreement pursuant to which we purchased 18,400,000 registered, non-endorsable common shares, par value Ps. 1.00 and with one vote per Class B share, issued by Apsamedia, representing 50% of Metroshop’s capital stock. We acquired the remaining 50% of Metroshop’s capital stock from Metronec S.A. on January 13, 2011.

Negotiation between Apsamedia and Tarshop

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

Loans from our Major Shareholders

Our Convertible Notes originally matured on July 19, 2006. But a meeting of noteholders resolved to extend the maturity date of such Convertible Notes through July 19, 2014, the remaining terms and conditions remain unchanged. The Convertible Notes accrue interest (payable semi-annually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into shares of our common stock, par value of Ps. 0.10. The conversion rate per U.S. Dollar is the lesser of 3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

As of June 30, 2012, IRSA owned US$ 31.7 million of our Convertible Notes and 95.6% of our common shares.

Repurchase of our Convertible Notes

At a shareholders’ meeting on May 26, 2011, our shareholders approved the repurchase of our US$ 31.7 million 10% Convertible Notes due 2014 for approximately US$ 36.1 million, subject to certain conditions, including the completion of the global offering and the preemptive rights offer. The price we intend to pay to repurchase our Convertible Notes has been approved by our Audit Committee which took into account, among other things, several independent fairness opinions. As of the date of this annual report such conditions have not been fulfilled.

Purchase of an interest in Alto Palermo by IRSA.

On October 15, 2010, IRSA acquired Parque Arauco S.A.’s direct and indirect stake in Alto Palermo. The purchase price was US$ 126.0 million, of which US$ 6.0 million were paid by IRSA at the time the option was granted.

According to the option granted on January 13, 2010, the dividends corresponding to the fiscal year closed on June 30, 2010 were deducted from the acquisition price.

Purchase of Alto Palermo’s Series I Notes by Cresud

During the fiscal year ended on June 30, 2009, Cresud acquired US$ 5.0 million nominal value Series I fixed-rate Alto Palermo’s Notes due June 2017 under this Program. The average weighted price was US$ 0.3800, totaling US$ 1.9 million. On April 18th, 2011 we repurchased our US$ 5.0 nominal value Series I fixed-rate Notes from Cresud, at a price of US$ 5.1 million for the principal and accrued interest.

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

Table of Content
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

We did not make donations to Fundación IRSA for the year ended June 30, 2010. During the fiscal year ended June 30, 2011 we donated Ps. 0.2 millon, and for the fiscal year ended June 30 2012, we donated Ps. 0.7 million.

Line of Credit

On May 2012, we entered into an agreement by which we granted a line of credit for up to US$ 14.5 million for a period of 180 days at a rate of 7.5% to IRSA. Our Audit Committee had no objections in connection with the transaction. As the date of this annual report the credit was fully canceled.

Acquisition of a plot of land

On May 22, 2012, we acquired from Cresud a plot of land of 115 hectares located in Luján, Province of Buenos Aires for a total amount of US$ 8.96 million; we plan to build a future commercial development in this plot of land. The Audit Committee had no objections for this transaction.

Acquisition of Quality Invest Shares

On May 30, 2012, we acquired 50% of Quality Invest shares, which belonged to our controlling shareholder IRSA, for a total purchase price of US$ 9.7. The main asset of Quality Invest S.A. is the Nobleza Picardo’s industrial plant located at Partido de San Martín, Province of Buenos Aires, which represents a total of 160,000 square meters, with 80,000 square meters occupied by high quality storehouses that are currently being used industrially. Quality Invest S.A. recently obtained an extension from the City Hall of San Martín of the categories. The new categories are Shopping Mall, Entertaining, Events, Commercial Offices, Parking Lots and complementary uses. Taking into consideration the aforementioned and the strategic location, we are evaluating the future development of a Shopping Mall. Our Audit Committee had not objected the proposed transaction.

Legal Services

During the fiscal years ended June 30, 2010, 2011 and 2012, we and our subsidiaries paid Zang, Bergel & Viñes law firm an aggregate amount of approximately Ps. 1.9 million, Ps. 2.7 millon and Ps. 2.7 million, respectively, as payment for legal services. Our Vice-Chairman Saúl Zang; our alternate directors Juan M. Quintana, Salvador D. Bergel, and Pablo D. Vergara del Carril; are members of the law firm Zang, Bergel & Viñes.

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

Table of Content
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

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos or AFIP filed a preliminary injunction with the Federal Court for Administrative Proceedings against us for an aggregate amount of Ps. 3.7 million, plus an added amount, estimated at Ps. 0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the plot of land located in Caballito neighborhood, City of Buenos Aires, where we are planning to develop a shopping center. As of June 30, 2011, under court proceedings, the building was subject to a legal attachment for Ps. 36.8 million. As of June 30th, 2012, an agreement was reached with the City Hall of Neuquen for the payment of certain fees.

On January 22, 2008, we requested to the Antitrust Authority’s, the CNDC clearance for the transfer of the Soleil Factory shopping center. On July 1, 2010 we executed the final documents of the transaction and received possession of the property. We then made a new request to the CNDC regarding this transfer. The CNDC has consolidated the new request with the previous file. On April 12, 2011, the CNDC notified us of its authorization of this transaction.

On December 3, 2009, we filed a request for the Antitrust Authority´s opinion regarding our acquisition of shares of Arcos. The CNDC advised the parties that the transaction had to be filed with the Antitrust Authority. The transaction approval request was thus filed on December, 2010. As of the date of this annual report, the CNDC has not granted such approval.

On September 21, 2010, we notified the CNDC of the sale of Tarshop shares to Banco Hipotecario. As of the date of this annual report, the CNDC has not reached to a decision regarding the approval of the Tarshop transaction.

On April 11, 2011, Quality Invest requested the CNDC´s opinion regarding the acquisition by Quality Invest of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. located in San Martín, Province of Buenos Aires. The Antitrust Authority stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Antitrust Authorities' decision regarding the obligation to notify. Therefore, on February 23, 2012, the transaction was filed. As of the date of this annual report, the Antitrust Authority is analyzing this decision.

On August 23, 2011, we notified the CNDC the direct and indirect acquisition of shares of NPSF: the transaction involved the direct acquisition of 33.33% of NPSF, and 16.66%, through our controlled vehicle Torodur S.A.. As of the date of this Annual Report the transaction is being analyzed by the CNDC.

For more information see “Risk Factors—Risk related to our Business—Our Business is subject to extensive regulation and additional regulations may be imposed in the future.”

Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant toArgentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee; and

•	additional amounts may be allocated to the payment of dividends, optional reserve, or to establish reserves for any other purpose as determined by our shareholders.

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

Year	Cash dividends	Stock dividends	Total per share
	(Ps.)	(Ps.)	(Ps.)
2004	17,895,663		0.0229
2005	29,000,000		0.0371
2006	47,000,000		0.0601
2007	55,721,393		0.0712
2008	60,237,864		0.0770
2009	56,000,000		0.0716
2010	113,000,000		0.0897
2011	247,879,100		0.1968
2012	177,000,000		0.1405

Table of Content
B. Significant changes

Shareholders´Meeting:

Our 2012 annual meeting of shareholders will be held on October 31st, 2012, at Bolívar 108 1st Floor, City of Buenos Aires, in order to consider and approve, among others, (i) the annual financial statements for the period ended June 30, 2012, (ii) the performance of the Board of Directors and Supervisory Committee, (iii) treatment and allocation of results, (iv) the acquisition of the Convertible Notes issued by us, (v) Updating of the report on Incentive Plan for the benefit of the officers of according to the provisions approved and ratified by 2009/2010 and 2011 Shareholders' Meetings respectively, (vi) amendments to our bylaws in order to allow distance board of directors' meetings and expansion of the list of officers authorized to answer interrogatories, and (vii) appointment of Directors, Members of the Supervisory Committee, and Certifying Accountant.

ITEM 9.	The Offer and Listing

A. The offer and listing details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

As of June 30, 2012, our outstanding capital stock consists of 1,259,886,188 shares of common stock, Ps. 0.1 face value per share. In addition, we have issued US$ 50.0 million of Convertible Notes. The Convertible Notes mature on July 19, 2014, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. Dollar is the lesser amount of 3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares. As of June 30, 2012, the outstanding balance of our Convertible Notes was US$ 31.7 million. See “Operating and Financial Review and Prospects—Indebtedness—Convertible Notes.”

Our common stock has one vote per share. All of the shares of our common stock are validly issued, fully paid and non assessable.

Price history of our stock

Our shares are listed and traded on the BCBA under the denomination “APSA”. Each share listed on the BCBA represents 10 shares of common stock. Our shares are listed on the BCBA since March 26, 1996. Each ADS represents 40 shares of common stock. ADSs in custody are listed and traded on the NASDAQ Global Market under the symbol “APSA”. Our ADSs were listed on the NASDAQ on November 15, 2000, and they were issued by the Bank of New York Mellon acting as depository of the ADSs. The following chart shows, for the period indicated, the maximum and minimum closing listed prices of our shares on the BCBA and of our ADSs on the NASDAQ.

	Bolsa de Comercio de Buenos Aires			NASDAQ
		Ps. Per 10 shares			US$ Per ADS
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2008
1st Quarter	88,36	15.90	13.50	79,063	21.65	16.07
2nd Quarter	134,46	15.50	12.25	61,473	19.50	15.40
3rd Quarter	24,304	13.00	11.90	26,824	16.30	11.00
4th Quarter	685,91	12.50	10.50	28,353	17.00	11.90
Annual	933,034	15.90	10.50	195,713	21.65	11.00
Fiscal Year 2009
1st Quarter	5,462	10.70	9.00	12,908	14.00	8.00
2nd Quarter	39,982	10.40	6.25	38,315	9.79	3.96
3rd Quarter	11,093	9.90	8.80	39,821	5.98	2.99
4th Quarter	34,99	9.70	9.00	10,165	5.95	4.10
Annual	91,527	10.70	6.25	101,209	14.00	2.99
Fiscal Year 2010
1st Quarter	53,033	6.30	4.25	15,667	6.60	5.30
2nd Quarter	39,982	10.40	6.25	68,98	10.49	5.50
3rd Quarter	36,182	9.90	8.50	35,397	10.83	8.31
4th Quarter	55,535	9.70	8.50	55,931	11.00	8.50
Annual	184,732	10.40	4.25	175,975	11.00	5.30
Fiscal Year 2011
1st Quarter	108,416	9.70	8.50	46,601	10.94	8.50
2nd Quarter	149,126	16.50	9.70	235,469	18.00	10.02
3rd Quarter	60,019	17.50	13.80	86,673	17.20	13.25
4th Quarter	167,94	26.40	14.20	264,212	24.20	13.40
Annual	485,501	26.40	8.50	632,955	24.20	8.50
Fiscal Year 2012
1st Quarter	18,037	23.00	17.50	248,393	22.77	14.20
2nd Quarter	39,489	19.00	14.10	266,017	17.39	12.30
3rd Quarter	22,318	25.00	16.90	168,934	20.98	13.25
4th Quarter	63,243	23.00	17.00	318,674	18.55	10.42
Annual	143,087	25.00	14.10	1,002,018	22.77	10.42
Fiscal Year 2013
1st Quarter	5,871	22.50	20.50	99,866	15.74	12.15
July 2012	3,681	22.50	22.00	19,683	13.95	12.15
August 2012	1,276	22.00	21.00	41,751	15.74	13.50
September 2012	914	21.00	20.00	38,432	15.98	15.01
As of October 25, 2012	5,323	24.50	22.55	41,516	16.88	15.01

Source: Bloomberg

Due to the aggregate ownership of approximately 95.6% as of June 30, 2012 by our principal shareholder, the liquidity of our shares is restricted and may frequently cause our stock not to be traded daily.

Table of Content
 B. Plan of Distribution

This section is not applicable.

C. Markets

Argentine Securities Markets

Comisión Nacional de Valores

The Comisión Nacional de Valores is an autonomous governmental entity with jurisdiction covering the territory of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and of investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information”, and “transparency”, have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

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

Bolsa de Comercio de Buenos Aires

The Bolsa de Comercio de Buenos Aires is a complex, non-profit, and self-regulated organization. The various markets require different self-organizations of brokers within the Bolsa de Comercio de Buenos Aires, which is one of its particular characteristics. The most important and traditional of such markets is Mercado de Valores S.A. (“MERVAL”).

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

MERVAL

The MERVAL is a corporation whose 133 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the Bolsa de Comercio de Buenos Aires. Trading on the Bolsa de Comercio de Buenos Aires is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business trading day of the year. Trading on the Buenos Aires Stock Exchange is also conducted through a Sistema Integrado de Negociación Asistida por Computación (“SINAC”). SINAC is a computer trading system that permits trading in debt securities and equity securities. SINAC is accessed by brokers directly from workstations located at their offices. Currently, all transactions relating to listed notes and listed government securities can be effected through SINAC.

Over the Counter Market

The Electronic Open Market (“Mercado Abierto Electrónico” or “MAE”) is an exchange organized under the laws of Argentina, which operates as a self-regulatory organization under the supervision of the Comisión Nacional de Valores.

The MAE works as an electronic platform to process Over The Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

Securities to be traded must be registered with the pertinent supervising authorities and may be traded in the MAE, in other exchanges or in both of them concurrently.

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

The majority shareholders of the Caja de Valores S.A. are the Bolsa de Comercio de Buenos Aires and the MERVAL (49.98% each).

Table of Content
Information regarding the Bolsa de Comercio de Buenos Aires

	As of June 30,
	2011	2012
Market capitalization (Ps. billion)	1,593.19	1,979.10
Average daily trading volume (Ps. million)	52.83	46.05
Number of listed companies	106	104

Although companies may list all of their capital stock on the Bolsa de Comercio de Buenos Aires, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Bolsa de Comercio de Buenos Aires.

As of June 30, 2012, approximately 104 companies had equity securities listed on the Bolsa de Comercio de Buenos Aires. As of June 30, 2012, approximately 4.65% of the total market capitalization of the Bolsa de Comercio de Buenos Aireswas represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 0.59% increase in 2008, a 102.98 % increase in 2009, a 47.77 % increase in 2010, a 29.22% decrease in 2011 and a 8.62% decrease in the first six months of 2012. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

Board of Directors

Voting of proposals in which Directors have material interest

Executive branch decree 677/2001 (the “decree 677”) establishes in Section 8 that the directors, administrators and members of the Supervisory Committee of companies whose securities are publicly offered, shall act in a loyal and diligent manner when exercising their functions. In that sense, they must:

(a)	place the corporate interests of the company and the common interest of the shareholders above any other interest, including the controlling shareholder’s interests;

(b)	refrain from obtaining a personal benefit from the issuer other than the compensation paid for their functions;

Table of Content
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

The Law of Corporations No 19,550 (the “Corporations Law”) establishes in Section 271 that directors may contract with the company when the contract is related to the regular activities of the company and terms and conditions are in accordance to market terms. All other contracts with directors should be approved by the shareholders.

Further, Section 73 of the decree 677 establishes a specific procedure for transactions of a company whose securities are publicly offered, entered into with its directors, members of the Supervisory Committee, or senior managers and which involve a relevant amount. The transaction is considered to have a relevant amount when it exceeds: (i) one percent (1%) of the corporate capital, measured pursuant to the last approved financial statements, and (ii) the equivalent of three hundred thousand Pesos (Ps. 300,000).

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

Notwithstanding the above Section 272 of the Corporations Law provides that when a director has an opposite interest to that of the company, he or she should notify that situation to the Board of Directors and the Supervisory Committee and abstain from voting in that respect. The violation of this provision results in the director being jointly and severally liable without limit.

In the event that the results of the reports are not favorable to the transaction, its approval should be considered by the shareholders’ meeting.

Approval of compensation of Directors and Supervisory Committee

Our bylaws do not establish the compensation to be paid to members of the Board of Directors and the supervisory committee, and therefore pursuant to Section 261 of the Corporations Law, it should be approved by the majority of shareholders. The maximum amount that may be paid as compensation to members of the Board of Directors and the supervisory committee should not exceed 25% of the realized and net earnings of the company and 5% when there is no distribution of dividends. If the company does not distribute the total earnings, the amount of the compensation should be proportional to that distribution and within the mentioned limits. These limits may only be surpassed by express approval of majority of the shareholders.

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

Rights, preferences and restrictions attaching to the common shares

Dividend rights

    The Corporations Law establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual financial statements approved by the shareholders. The approval, amount and payment of dividends is subject to the approval of our annual ordinary shareholders meeting of the company. That approval requires the affirmative vote of the majority of the present votes with right to vote at the meeting.

Pursuant to the Corporations Law and Section 28 of our bylaws, liquid and realized profits of each fiscal year shall be distributed as follows:

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

Voting rights and Staggered Elections

Our stock capital is composed by book-entry common shares with face value of Ps. 0.1 per share and entitled to one vote each.

•	All directors and alternate directors are elected for a three-year term.

Table of Content
•	Our bylaws do not establish staggered elections.

Rights to share in our profits

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

Procedure to change the rights of stockholders

The rights of stockholders are established in the Corporations Law and in the bylaws. The rights of shareholders provided for by the Corporations Law may not be diminished by the bylaws. Section 235 of the Law of Corporations No. 19,550 establishes that the amendment of the bylaws should be approved by shareholders in an extraordinary shareholders meeting.

On October 31, 2003 in an annual ordinary and extraordinary meeting we decided not to adhere to the Optional Statue of Public Offerings of Compulsory Acquisition (Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria) established by Decree 677. Therefore, shareholders decided to incorporate said provision under section 1 of our bylaws.

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

Table of Content
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

Furthermore, the Comisión Nacional de Valores must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly offered to equal or exceed 5% of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders’ meetings, as well as directors, officers and members of the supervisory committee must provide the Comisión Nacional de Valores with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

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
D. Exchange Controls

Foreign Currency Regulation

All transactions involving the purchase of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the Central Bank supervises the purchase and sale of foreign currency. Under Executive Branch Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 3471, as amended, the Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

Outflow and Inflow of Capital

Inflow of capital.

Under Argentine Foreign Investment Law No. 21,382, as amended, and the wording restated under Executive Branch Decree No. 1853/1993, the purchase of stock of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine “foreign capital” company (as defined under the Foreign Investment Law) represents a foreign investment.

Under Executive Branch Decree No. 616/2005, as amended, the Argentine government imposed certain restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market, including that inflowing new indebtedness and debt renewals by persons domiciled abroad must be agreed and cancelled within periods not shorter than 365 calendar days, irrespective of the method of payment. Additionally, such debt may not be prepaid before the lapse of such period. Such restrictions do not apply to (i) foreign trade financing, or (ii) primary public offering of equity or debt instruments issued under the public offering procedure and listed on self-regulated markets.

Pursuant to Communication “A” 4359, as amended, which regulated the Executive Branch Decree N° 616/2005, a registered, non-transferable and non-interest bearing deposit must be kept in Argentina for a period of 365 calendar days, in an amount equal to 30% of any inflow of funds into the domestic exchange market arising from (i) foreign debt (excluding foreign trade); and (ii) purchase of interests in Argentine companies that are not listed on self-regulated markets, except for direct investments and other transactions that may result in the inflow of foreign currency, or in indebtedness of a resident towards a nonresident. However, primary debt offerings by means of public offerings which are listed on a self-regulated market are exempted from such requirements. The mandatory deposit must be made in US dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral of any type of credit transactions.

Communication “A” 4377, amended by Communication “A” 4762 and 4933, exempted from keeping the 30% mandatory deposit the following transactions:

i)	Inflows of funds made by Multilateral and Bilateral Credit Agencies, either directly or through their related agencies.
ii)
Financial indebtedness with non-resident financial or private sector, to the extent the funds, net of taxes and expenses, are applied to the purchase of foreign currency for the payment of external debt services or the formation of long-term assets.

iii)
Any other financial indebtedness with non-resident financial or private sector, to the extend the inflows had been incurred and repaid in an average term no less than two years, including principal and interests and, to the extent, the funds are applied to investment in non financial assets by the private sector.

iv)	Foreign currency settlements by Argentine residents derived from foreign currency loans granted by local financial institutions.
v)
Direct investment contributions in local companies (pursuant to Communication “A” 4662 which defines “direct investment”as the participation in the capital stock which must be no less than 10%) and sale of interests in the capital stock of local companies to direct investors.

With respect to item v), there are some requirements aiming to comply with the accurate capitalization of the direct investment contribution regarding the actual capitalization and registration of the contribution with the Public Registry of Commerce in a term of 250 calendar days, otherwise, the mandatory deposit shall be made within 10 calendar days.

Additionally, Communication “A” 4901, dated February 5, 2009, exempts from the obligation to keep such mandatory deposit in the case of inflows into the exchange market made by nonresidents, when the Pesos resulting from the settlement of the foreign currency are applied within the following ten business days to any of the purposes set forth by the classification of current transactions in international accounts, namely: a) discharge of advance payments or liabilities for income and personal asset taxes payable by individuals who are regarded as residents from a tax standpoint; b) payment by nonresidents of contributions to the social security system or payments to employee-owned or prepaid healthcare systems; c) payment of other taxes which, given their nature, are borne by nonresidents in their capacity as taxpayers, and always provided that such payment does not entitle the nonresident to claims vis-à-vis the tax authorities or third parties; and d) other rates and services supplied by residents. In addition, such exemption on mandatory deposits, subject to certain additional requirements, is also applicable to funds remitted from abroad by nonresident companies on behalf of employees from international corporate groups who are temporarily abroad, to local companies responsible for the settlement of taxes and for making the relevant payments.

Table of Content
Outflow of capital, including the availability of cash or cash equivalents

Exchange Transactions Inquiry Program.

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

Pursuant to Communication “A” 5239, later replaced by Communication “A” 5245, in the case of sales of foreign exchange (foreign currency or banknotes) for the formation of off-shore assets by residents without the obligation of subsequently allocating it to specific purpose, entities authorized to deal in foreign exchange may only allow transactions through the MULC by those clients who have obtained the validation and who comply with the rest of the requirements set forth in the applicable foreign exchange regulations. The following are exempted from the Inquiry Program, among others: a) international agencies and institutions that act as official export credit agencies, diplomatic and consular offices, bilateral agencies established under International Treaties; and b) local governments.

Sales of foreign exchange other than for the formation of off-shore assets by residents without a specific purpose are also exempted from the Inquiry Program, although, the financial entities must verify that the other requirements established by the MULC are accomplished.

On August 6th, 2012, Resolution #3210 was replaced by Resolution #3356 enacted by AFIP. This resolution sets forth more restrictions for the access to the foreign exchange market, in particular for the outflow of funds made by residents. Both resolutions (3210 and 3356) are related with Communications “A” 5239 (currently abrogated) and 5245.

Financial Indebtedness

In accordance with Communication “A” 5265, the transactions arising from financial indebtedness of the financial sector, private non-financial sector and local governments must be settled in the foreign exchange market.

The provisions reach indebtedness with bonds, financial loans and any other transaction by which a disbursement of funds from a non-resident had been carried out. The obligation of settlement through the MULC shall be conducted within 30 calendar days as from the date of the disbursement abroad and the transfer shall be deposited in a local bank account.

Any new financial indebtedness paid through the MULC and any debt renewal with financial non-residents and private non-residents shall be settled, maintained and renewed for at least 365 calendar days as from the date of the disbursement, and they may not be prepaid before such term, whatever the manner of the cancellation of the obligation with the creditor had been agreed and independently of whether said cancellation is channeled through the MULC or not.
The primary issuance of publicly securities traded in self regulated markets is exempted of the foregoing provisions.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

On October 27, 2011, the Central Bank issued Communication “A” 5236 which rearranged all the regulations related to the purchase of foreign currency for the formation of off-shore assets by residents in the same text (i.e. Communication “A” 5198 and 5220). Notwithstanding, as a result of several amendments of the restrictions to the foreign exchange market to residents, certain provisions which allowed individual and legal entities to purchase foreign currency without specific allocation, have been suspended, In particular, the transactions described below have been affected by the new regulations (Communication “A” 5318 as of July, 5, 2012), preventing individuals who are Argentine residents, legal entities organized in Argentina and trusts set up with contributions from the national public sector, to perform the following transactions and, consequently, to transfer funds abroad:

•
purchase up to US$ 2,000,000 per month for the following purposes: real estate investments abroad, loans to nonresidents, contributions by residents of direct investments abroad, off-shore portfolio investments by individuals, other off-shore investments by residents, off-shore portfolio investments by legal entities, purchase of foreign banknotes to be held in Argentina and purchases of traveler checks, and donations.

As it was mentioned, Communication “A” 5236, item 4.2. which regulated the outflow of fund allowing residents to access to the MULC for the formation of off-shore assets without a specific allocation by residents has been suspended and, up to now, the Central Bank has not issued any other measure or provisions in this regard.

Regardless of the suspension stated by Communication “A” 5318, it is important to summarize the most relevant aspects related to the formation of off-shore assets with specific and no specific allocation which were ruled by Communication “A” 5236, items 4.1. and 4.2:

•
Formation of off- shore assets for subsequent allocation for specific purposes: Up to January 27, 2012, individuals and legal entities domiciled in Argentina were authorized to purchase foreign currency without any limitation for the purpose of making direct investments abroad involving the production of non-financial goods and services, always provided that certain conditions are met (Communication “A” 5236, item 4.1).

•
Formation of off-shore assets for subsequent allocation without specific purposes: individuals who were Argentine residents, legal entities organized in Argentina and trust set up with contributions from the national public sector were authorized to purchase up to US$2,000,000 per month for the following purposes: real estate investments abroad, loans to nonresidents, contributions by residents of direct investments abroad, off-shore portfolio investments by individuals, other off-shore investments by residents, off-shore portfolio investments by legal entities, purchase of foreign banknotes to be held in Argentina and purchases of traveler checks, and donations (Communication “A” 5236, item 4.2).

 However, it required the fulfillment of the following conditions:

A.	The entities authorized to deal in foreign exchange previously inquire and register the transaction through the Inquiry program and the transaction is “Validated”.

Table of Content
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

Outflow of funds for payment to non-residents

According to Communication “A” 5264, as amended, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents.. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

Payment of services

As it was mentioned above, there is no restriction applicable for payments to be made to non-residents for performed services. The regulation covers all types of services without making any specifications. The financial entity shall require the filing of documentation supporting the authenticity of the transaction, the service rendered by the non-resident to the resident and the amount to be transferred abroad.

Payment of rents (interest, profits and dividends)

As of January 8, 2003, Communication “A” 3859, item 3, allowed Argentine companies to transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank. Such Communication was replaced by Communication “A” 5264.

The payments of profits and dividends to non-residents or ADR’s is authorized, insofar such payments are made according to financial statements duly closed, audited and approved by shareholders’ meeting.

The financial entity shall verify the accomplishment of the formalities established by Communication “A” 3602, as amended, and the fulfillment of the report of direct investment ruled by Communication “A” 4237 (please see below the Reporting System).

Payment of foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Central Bank and which have restructured their debt with foreign creditors (Executive Branch Decree No. 739/2003 and Communication “A” 3940 of the Central Bank).

In general terms, access to MULC for payment of principal, interest and prepayment of financial indebtedness incurred by Argentine residents in the private non-financial sector and financial sector are subject to regulations set forth by Communications “A” 5265 as of January 3, 2012.

The sale of foreign currency for the payment of financial indebtedness must be made through check issued by the resident or debit to the resident local bank account. The financial entity must verify that the reporting system has been complied with in accordance with Communication “A” 3602. Additionally, the payment may only proceed if the funds disbursed remain in Argentina for at least 365 calendar days, in accordance with Executive Branch Decree N° 615/2005.

Interest payments: Pursuant to Communication “A” 5264, item 3.7., the access to the MULC for the purchase of foreign currency to pay interests for financial indebtedness may be made:
a.	Up to 5 business day prior to the due date of each interest installment and to pay interest accrued within such interest period;

b.	To pay interest accrued as from the date of the settlement of the disbursement through the local foreign exchange market; or

c.
To pay interest accrued as from the date of the actual disbursement; provided that the funds disbursed abroad were credited in correspondent accounts of entities authorized to settle such funds through the local exchange market, within 48 hours from the date of their disbursement.

In all cases, the financial entity must verify the filing of the documents required by Communication “A” 3602 (affidavit related to the financial indebtedness) and Communication “A” 4237 (reporting of direct investment owned by non-residents) in case the creditor is part of the debtor’s economic group.

Table of Content
Principal Repayments: Foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

a.	within 30 calendar days prior to the stated maturity of the applicable obligation; provided that the funds disbursed under such obligation have remained in Argentina for at least 365 days; or

b.
with the anticipation required from an operating standpoint in order to pay to the creditor at maturity, in case of principal installments the payment of which depends on the satisfaction of specific conditions expressly contemplated in the contracts executed by and between the parties involved.

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

Nonresidents must comply every semester with the above mentioned reporting system if the amount of the investment in Argentina reaches or exceeds US$ 500,000. If such amount is not reached, the reporting system is optional.

Direct investments made outside Argentina by Argentine residents

Argentine residents are required to meet the reporting system set forth in Communication “A” 4237 every year if the value of their investments abroad reaches or exceeds US$1.0 million and its under US$5.0 million, and every semester if it reaches or exceeds US$ 5.0 million. If the value of such investments abroad does not reach US$1.0 million, compliance with the reporting system is optional.

Sales of foreign exchange to nonresidents

The consent of the Central Bank is not required, unless the following conditions are met:

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

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of Executive Branch Decree 616/2005, Resolution No. 365/2005 of the Ministry of Economy and Production and Criminal Exchange Law No. 19,359, as well as the relevant regulations and supplementary provisions. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Central Bank (http://www.bcra.gob.ar).

Money Laundering

Argentine Law No. 25,246, as amended by Laws N° 26118, 26268 and 26683, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category(AR$300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The money laundering law created the Financial Information Unit (UIF). UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:

a)	Crimes related to the traffic and illegal commercialization of drugs (Law N° 23,737)

b)	Crimes related to arms traffic (Law N° 22,415);

c)	Crimes related to illegal association o terrorist association

d)	Crimes committed by illegal associations organized to commit crimes for political or racial purposes;

e)	Crimes against Public Administration

f)	Crimes of minor’s prostitution and child pornography

g)	Crimes related to terrorism financing

The UIF analyzes the information received by entities that have the obligation to report suspicious activities or operations and, as the case may be, inform the Public Ministry to carry out the investigations that may be considered relevant or necessary.

Table of Content
The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profits organizations, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of : (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”; (ii) reporting any suspicious activity or operation and (iii) acting according the Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint a officer responsible for the monitoring and control under the Money Laundering Law.

On May 8, 2005, the CNV enacted Resolution No. 554 which established that broker-dealers and other intermediaries who are subject to its supervision can only take part in securities transactions if they are ordered by parties that are registered or domiciled in jurisdictions that are not included in the list of tax heavens included in Executive Branch Decree No 1344/98. Furthermore, the Resolution provides that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, are allowed only if such agency has signed a memorandum of mutual understanding with the CNV. Regarding the listed companies under the supervision of the CNV, the Resolution No. 554 states that they shall identify any entity or individual (whether or not a shareholder at that time), that makes a capital contribution or a significant loan, and comply with the same obligations established in the previous paragraph for the brokers-dealers and other intermediaries.

In connection with Resolution No. 554, the Central Bank issued Communication “A” 4940, as amended, which ruled that non-residents of Argentina must obtain the prior approval of the Central Bank in order to purchase foreign currency in the exchange market to repatriate investments when the beneficiary of such repatriation is an individual or an entity registered or domiciled in a jurisdiction listed as a tax heaven in Executive Branch Decree No 1344/98.

E. Taxation

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the shares or ADSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

▪	a bank;

▪	a dealer in securities or currencies;

▪	a financial institution;

▪	a regulated investment company;

▪	a real estate investment trust;

▪	an insurance company;

▪	a tax exempt organization;

▪	a person holding the shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

▪	a trader in securities that has elected the mark-to-market method of accounting for your securities;

▪	a person liable for alternative minimum tax;

▪	a person who owns or is deemed to own 10% or more of the voting stock of our company;

▪	a partnership or other pass –through entity for United States federal income tax purposes; or

▪	a person whose “functional currency” is not the U.S. Dollar.

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

As used herein, the term “U.S. Holder” means a beneficial owner of shares or ADSs that is for United States federal income tax purposes:

▪	an individual citizen or resident of the United States;

▪	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

▪	an estate the income of which is subject to United States federal income taxation regardless of its source; or

▪
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

Table of Content
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

The amount of any dividend paid in Pesos will equal the U.S. Dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. Dollars. If the Pesos received are not converted into U.S. Dollars on the day of receipt, you will have a basis in the Pesos equal to their U.S Dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

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

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the shares or ADSs, determined in U.S. Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of Shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company Rules

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes, for the tax year ending June 30, 2012, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

In general, we will be a PFIC for any taxable year in which, either (i) at least 75% of the gross income of our company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

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

Table of Content
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

Argentine Personal Assets Ta

Amounts paid on account of the Argentine Personal Assets Tax, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

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
Decree No. 2284/1991 establishes that foreign holders without a permanent establishment in Argentina are not subject to taxation on capital gains derived from the sale or other form of disposition of the shares.

Table of Content
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

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2011. There can be no assurance that in the future this tax will be absorbed by us.

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

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of shares and ADSs, and/or the collection of dividends at an average rate of 6%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving shares and/or the collection of dividends and revaluations is exempt from this tax.

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

Table of Content
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

•
Gratuitous transmissions of property are exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than $ 60,000 and it rises to $250.000 in the case of parents, children and spouse.

•	Step-up rates from 4% to 15.9% have been established, based on the degree of kinship and taxable base involved.

The gratuitous transmission of common shares or ADSs could be subject to the tax on gratuitous transmission of property to the extent that it forms part of gratuitous transmissions of property made for an aggregate amount in excess of $ 60,000, excluding deductions, exemptions and exclusions.

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

Table of Content
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

As of June 30, 2012, we had current investments of Ps. 150.1 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term, medium-term and long-term debt used to maintain liquidity and funding for our business operations.

As of June 30, 2012, our medium and long term debts consisted of the following:

•	Convertible Notes;

•	Series I Notes.

On May 11, 2007, Alto Palermo issued two new series of notes in an aggregate principal amount of US$ 170 million. Series I consists of US$ 120 million of notes due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year, commencing on November 11, 2007. The Series I notes mature in a single installment on May 11, 2017.

As of June 30, 2012, the fair market value in pesos equivalent of the Series I Notes was Ps. 452.3 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 3.7% in the fair market value of the Series I Notes. A rise of 1% in the Pesos / dollars exchange rate would result in a Ps. 5.4 million change in the Peso equivalent of our debt face value and increase our interest expenses by Ps. 0.4 million annually.

Our current debt expenses are not sensitive to changes in the general level of interest rates because they are determined by fixed interest rates.

The following table presents principal cash flows and related weighted average interest rates by expected maturity dates for our debt obligations:

	As of June 30, 2012
	Expected contractual maturity date (1)
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total	Fair Value (6)	Average Interest Rate
	(U$S In millions)
Significant liabilities
Fixed rate debt (US$):
Principal payment and accrued interest(2)	1.4	31.7				33.2		10
Principal payment and accrued interest(3)	1.3				120	121.3	99.1	7.88
Variable rate debt (Ps.)(4):
Principal payment and accrued interest(5)	7.1					7.1		Float

(1)	Seller financing not included.

(2)	Corresponds to Convertible Notes. See “Operating and Financial Review and Prospects—Indebtedness—Convertible Notes.”

(3)	Corresponds to the series I notes due 2017. Debt issuance cost not included.

(4)	Peso-denominated loans were converted to Dollars at an exchange rate of Ps.4.527 per U.S. Dollar

(5)	Corresponds to short term bank loans.

(6)	Includes accrued interest.

As a matter of policy, from time to time, we use derivative instruments to minimize our financing costs. However, there can be no assurance that such risks can be managed in the future through a variety of strategies, including the use of hedging transactions. We do not use derivative instruments for trading or speculative purposes.

Table of Content
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

Due to the fact that our income stream is mostly in Pesos our exposure to foreign exchange risk is derived from our liabilities. On the basis of our balance sheet as of June 30, 2012, we estimate that any variation in the exchange rate above or below 1% against the U.S. Dollar would cause a variation of approximately Ps.7.0 million in our consolidated financial indebtedness.

On the basis of our balance sheet as of June 30, 2012, we estimate that any variation in the exchange rate above or below 1% against the U.S. Dollar would cause a variation of approximately Ps. 7.0 million in our consolidated financial indebtedness.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of our market foreign exchange rate and/or interest rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2010 for an amount of US$ 53,500.

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

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of US$ 5.00 or less per 100 ADS (or portion), (6) a fee of US$ 0.02 or less per ADS (or portion) for any cash distribution made pursuant to the deposit agreement including, but not limited to, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

Table of Content

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

ITEM 15.	Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2012. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2012.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2012, our internal control over the financial reporting was effective.

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

Table of Content
•	Inform the fees billed by the external auditor, separating the audit services and other special services that could be not included as fees related to the Audit Cometee;

•	Take notice of any strategy proposed by of the external auditors and review it in accordance with the reality of other businesses and the risks involved;

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

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

C. Principal Accountant Fees and Services.

Audit Fees

During fiscal years ended June 30, 2012 and 2011, we were billed for a total amount of Ps. 1.6 million and Ps. 1.3 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During fiscal years ended June 30, 2012 and 2011, we were billed for a total amount of Ps. 1.4 million and Ps. 0.4 million, respectively, for professional services rendered by our principal accountants related to the performance of the audit or review of our financial statements, not included in the Audit Fees category, such as internal control reviews.

Tax Fees

During both fiscal years ended June 30, 2012 and 2011, we were billed for a total amount of Ps. 0.0 million and Ps. 0.02 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal year ended June 30, 2012 and 2011, we were billed for a total amount of Ps. 0.3 million and Ps. 0.1 million for other professional services rendered by our principal accountants.

D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2010, 2011 and 2012.

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

Table of Content

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

Table of Content

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

Table of Content
H. Mine Safety Disclosures
This section is not applicable.
PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in line of responding to this Item.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-117.

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

4.1**	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.
4.2****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007
4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5*******	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.
4.6********	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.
4.7	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012
8.1	List of Subsidiaries
11.1***	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982).
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File No. 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 30, 2008.
******	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2009.
*******	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2010.
********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 28, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alto Palermo Sociedad Anónima

October 26, 2012	By:	/s/ Matias Gaivironsky
Matias Gaivironsky
Chief Financial Officer

Alto Palermo S.A. (APSA)
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Alto Palermo S.A. (APSA)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders´ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries (the “Company”) at June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements.

As indicated in Note 13 to the consolidated financial statements, the Company will adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for its first time for the year ended June 30, 2013. According to Rule 562 of the Comisión Nacional de Valores (CNV), these consolidated financial statements should include a summarized note with certain reconciliations between Argentine GAAP and IFRS. The items and/or amounts in these reconciliations are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

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

PRICE WATERHOUSE & Co. S.R.L.

October 26, 2012	By:	/s/ Norberto Fabian Montero
Norberto Fabián Montero
Partner

Alto Palermo S.A. (APSA)
Consolidated Balance Sheets
as of June 30, 2012 and 2011
(In thousands of Argentine Pesos, except as otherwise indicated)

	2012	2011
ASSETS
Current Assets
Cash and banks (Notes 4.a and 16.f)	102,505	24,620
Other investments, net (Notes 4.b and 16.f)	47,573	150,328
Accounts receivable, net (Notes 4.c and 16.f)	257,667	200,404
Other receivables and prepaid expenses, net (Notes 4.d and 16.f)	86,860	96,307
Inventory, net (Notes 4.e and 16.e)	7,705	35,570
Total current assets	502,310	507,229
Non-Current Assets
Accounts receivable, net (Notes 4.c and 16.f)	2,241	562
Other receivables and prepaid expenses, net (Notes 4.d and 16.f)	46,664	55,638
Inventory, net (Notes 4.e and 16.e)	32,896	26,753
Fixed assets, net (Note 16.a)	1,581,770	1,504,230
Other investments, net (Notes 4.b and 16.f)	280,075	212,476
Intangible assets, net (Note 16.b)	57,000	42,226
Subtotal	2,000,646	1,841,885
Negative goodwill, net (Note 16.c)	(14,582)	(27,179)
Total non-current assets	1,986,064	1,814,706
Total Assets	2,488,374	2,321,935
LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.f and 16.f)	92,039	83,830
Short-term debt (Notes 4.g and 16.f)	82,206	121,615
Salaries and social security payable (Note 4.h)	26,411	24,061
Taxes payable (Note 4.i)	138,076	102,053
Customer advances (Notes 4.j and 16.f)	151,681	131,011
Dividends payable	6,092	-
Other liabilities (Notes 4.k and 16.f)	54,960	56,217
Total debts	551,465	518,787
Provisions (Notes 4.l and 16.d)	-	267
Total current liabilities	551,465	519,054

Non-Current Liabilities
Trade accounts payable (Note 4.f)	4	47
Long-term debt (Notes 4.g and 16.f)	697,979	615,503
Taxes payable (Note 4.i)	127,746	142,213
Customer advances (Notes 4.j and 16.f)	114,079	95,021
Other liabilities (Notes 4.k and 16.f)	9,035	11,467
Total debts	948,843	864,251
Provisions (Notes 4.l, 16.d and 16.f)	11,593	12,829
Total non-current liabilities	960,436	877,080
Total Liabilities	1,511,901	1,396,134
Minority interest	148,426	137,527
SHAREHOLDERS' EQUITY	828,047	788,274
Total Liabilities and Shareholders' Equity	2,488,374	2,321,935

  The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)
Consolidated Statements of Income
for the years ended June 30, 2012, 2011 and 2010
(In thousands of Argentine Pesos, except as otherwise indicated)

	2012	2011	2010
Revenues	923,618	856,468	784,873
Costs (Note 16.e)	(190,609)	(257,760)	(258,832)
Gross profit	733,009	598,708	526,041
Selling expenses (Note 16.g).	(54,629)	(68,440)	(162,739)
Administrative expenses (Note 16.g)	(90,247)	(76,308)	(81,434)
Net income from retained interest in securitized receivables	-	4,707	37,470
Gain from recognition of inventories at net realizable value	8,870	14,964	1,162
Operating income	597,003	473,631	320,500
Gain on equity investees (i)	10,125	9,117	-
Amortization of goodwill, net (Note 16.c)	2,105	1,883	(1,645)
Financial results, net (Note 7)	(79,551)	(107,144)	(112,348)
Other income (expenses), net	(16,182)	8,347	(3,304)
Income before taxes and minority interest	513,500	385,834	203,203
Income tax expense (Note 11)	(171,725)	(106,581)	(65,771)
Minority interest	(13,933)	(7,199)	(5,093)
Net income	327,842	272,054	132,339
Earnings per share (Note 10):
Basic net income per common share	0.26	0.24	0.17
Diluted net income per common share	0.13	0.12	0.06

(i)	See Note 2.h “Sale of 80% equity interest in Tarshop”.

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)
Consolidated Statements of Changes in Shareholders' Equity
for the years ended June 30, 2012, 2011 and 2010
(In thousands of Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions
	Common stock (Note 5.a)	Inflation adjustment of common stock (Note 5.b)	Additional paid-in-capital	Total	Long-term incentive program reserve (Note 5.d)	Appraisal revaluation (Note 3.e)	Reserve for new developments (Note 5.d)	Voluntary reserve for general purposes (Note 5.d)	Legal reserve (Note 5.c)	Retained earnings	Shareholders' Equity

Balances as of June 30, 2009	78,206	84,621	522,805	685,632	-	3,953	62,509	15,734	20,090	(22,060)	765,858

Adjustments of income from prior fiscal years (Note 2.e)	-	-	-	-	-	-	-	-	-	(143,392)	(143,392)
Absorption of accumulated deficit with accumulated reserves	-	-	-	-	-	-	(6,326)	(15,734)	-	22,060	-
Transfer to retained earnings	-	-	-	-	-	-	(56,000)	-	-	56,000	-
Cash dividends	-	-	-	-	-	-	-	-	-	(56,000)	(56,000)
Net income for the year	-	-	-	-	-	-	-	-	-	132,339	132,339

Balances as of June 30, 2010	78,206	84,621	522,805	685,632	-	3,953	183	-	20,090	(11,053)	698,805
Increase in legal reserve	-	-	-	-	-	-	-	-	5,955	(5,955)	-
Appropriation of retained earnings to voluntary reserve for general purposes	-	-	-	-	-	-	-	147	-	(147)	-
Cash dividends	-	-	-	-	-	-	-	-	-	(113,000)	(113,000)
Cash dividends in advance	-	-	-	-	-	-	-	-	-	(130,825)	(130,825)
Conversion of Notes	47,755	-	13,485	61,240	-	-	-	-	-	-	61,240
Net income for the year	-	-	-	-	-	-	-	-	-	272,054	272,054

Balances as of June 30, 2011	125,961	84,621	536,290	746,872	-	3,953	183	147	26,045	11,074	788,274
Increase in legal reserve	-	-	-	-	-	-	-	-	13,029	(13,029)	-
Long-term incentive program reserve	-	-	-	-	2,138	-	-	-	-	-	2,138
Reimbursement of expired cash dividends (Note 5.e)	-	-	-	-	-	-	-	-	-	3,809	3,809
Transfer to retained earnings	-	-	-	-	-	-	(183)	(147)	-	330	-
Cash dividends	-	-	-	-	-	-	-	-	-	(117,054)	(117,054)
Cash dividends in advance (Note 5.f)	-	-	-	-	-	-	-	-	-	(177,000)	(177,000)
Conversion of Notes	28	--	10	38	-	-	-	-	-	-	38
Net income for the year	-	-	-	-	-	-	-	-	-	327,842	327,842

Balances as of June 30, 2012	125,989	84,621	536,300	746,910	2,138	3,953	-	-	39,074	35,972	828,047

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)
Consolidated Statements of Cash Flows
for the years ended June 30, 2012, 2011 and 2010
(In thousands of Argentine Pesos, except as otherwise indicated)

	2012	2011	2010
Cash flows from operating activities:
Net income for the year	327,842	272,054	132,339
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results	99,459	108,151	136,807
Depreciation and amortization	112,945	115,921	121,959
Charge of provision for contingencies, net	47	5,216	3,189
Allowance for doubtful accounts, net	6,889	6,853	24,988
Impairment of non-compete agreement	-	7,547	-
Loss on fixed and intangible assets sold	1,437	16,578	2,566
Other provisions	14,812	10,104	9,352
Allowance for impairment of investments	-	-	(3,501)
Net income from retained interest in securitized receivables	-	(4,707)	(37,470)
Minority interest	13,933	7,199	5,093
Income tax expense	171,725	106,581	65,771
Gain from recognition of inventories at net realizable value	(8,870)	(14,964)	(1,162)
Gain on repurchase of Series II Non-Convertible Notes	-	(289)	-
Gain on equity investees	(10,125)	(9,117)	-
Long-term incentive program reserve	2,138	-	-
Loss on unexercised purchase option of Arcos.	-	1,606	-
Gain on the sale of real estate property	(4,624)	(31,333)	-
Other charges	(463)	676	255
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable	(61,929)	(114,264)	(126,999)
Decrease in other receivables and prepaid expenses	16,432	7,407	25,979
Decrease (increase) in inventory	36,128	60,664	(1,683)
Increase in intangible assets	(913)	(3,051)	(2,316)
Increase in trade accounts payable	15,041	6,441	7,593
Increase in customer advances	38,974	47,549	10,154
Decrease in taxes payable	(161,402)	(100,519)	(136,436)
Increase (decrease) in salaries and social security payable	2,294	9,072	1,748
Decrease in provision for contingencies	(1,550)	(1,990)	(29)
Increase (decrease) in other liabilities	13,533	10,808	(6,624)
Net cash provided by operating activities	623,753	520,193	231,573

Cash flows from investing activities:
Acquisition of fixed assets and undeveloped parcels of land	(117,883)	(51,676)	(53,829)
Contributions to the risk fund of the reciprocal guarantee company	(10,000)	-	-
Loans granted to third parties	-	-	438
Proceeds from the sale of Tarshop	-	67,477	-
Inflows (payments) proceeds from acquisition of subsidiaries	(48,470)	1,292	(8,316)
Payment for acquisition of Tarshop’s minority interest	-	-	(1,574)
(Increase) decrease in investments	(5,107)	(7,724)	58,452
Payment for purchase option of Arcos’ minority interest	-	(1,217)	(389)
Acquisitions of intangible assets	-	-	(5,615)
Advances received from the sale of interest in Tarshop	-	-	19,951
Purchase of Non-Convertible Notes of Cresud S.A.C.I.F. y A	(30,000)	(10,275)	-
Advances for acquisitions of subsidiaries	-	(1,538)	-
Purchase of shares	(2,650)	(56,295)	-
Loans granted to related parties	(41,660)	(84,887)	-
Collection of receivables from related parties	4,334	89,585	-
Net cash (used in) provided by investing activities	(251,436)	(55,258)	9,118

Cash flows from financing activities:
Proceeds from short-term and long-term debt	-	44,972	110,359
Proceeds (Payments) of short-term bank loans	(22,664)	52,997	(79,601)
Payment of short-term and long-term debt	(2,513)	-	(122,907)
Cash from minority shareholders’ capital contributions to subsidiaries	2,716	808	5,432
Dividends paid by subsidiaries to minority shareholders	(4,316)	(2,054)	(1,158)
Payment of non convertible notes	(94,435)	(223,103)	(141,811)
Payment of loans for purchase of undeveloped parcels of land	-	-	(17,173)
Payment of cash dividends	(252,431)	(243,825)	(56,000)
Reimbursement of dividends	6,937	-	-
Cash paid for repurchase of Series II Notes	-	-	(12,000)
Proceeds from issuance of Non-Convertible Notes, net	-	-	79,782
Payment of seller financing of Arcos del Gourmet S.A	(23,304)	(4,820)	(515)
Payment of seller financing of Conil S.A	-	-	(661)
Payment of seller financing of Predio San Martín	(23,905)	-	-
Proceeds from debt with related parties	-	2,220	-
Net cash used in financing activities	(413,915)	(372,805)	(236,253)
Increase (decrease) in cash and cash equivalents	(41,598)	92,130	4,438
Cash and cash equivalents as of the beginning of the year	145,552	53,422	48,984
Cash and cash equivalents as of the end of the year	103,954	145,552	53,422

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)
Consolidated Statements of Cash Flows
for the years ended June 30, 2012, 2011 and 2010 (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

	2012	2011	2010
Supplemental cash flow information
Cash paid during the year for:
Income tax	142,618	59,455	22,936
Non-cash investing and financing activities:
Decrease in accounts receivable (1)	646	-	-
Decrease in other receivables (1)	8,025	-	-
Decrease in investment through a decrease in other liabilities (1)	16,004	-	-
Decrease in accounts payable (1)	7,345	-	-
Decrease in other liabilities (1)	17,330	-	-
Liquidation of interest in credit card receivables	-	-	8,646
Increase in inventory through a decrease in non-current investments	-	64,150	7,789
Increase in fixed assets through an increase in trade accounts payable	1,213	-	4,996
Financial cost charged to fixed assets	-	-	5,331
Increase in inventory through a decrease in fixed assets	-	-	290
Increase in minority interest through a decrease in short and long-term debt	-	-	1,310
Increase in intangible assets through an increase in other liabilities	-	-	7,545
Decrease in short and long-term debt through an increase in shareholders´equity…	38	61,240	-
Increase in investment through an increase in other liabilities	-	16,004	-
Decrease in inventory through a decrease in customer advances	-	1,920	-
Increase in fixed assets through a decrease in inventory	-	9,264	-
Increase in Intangible assets through a decrease in negative goodwill	-	-	20,873
Decrease in other accounts receivable through a decrease in shareholders’ equity	38,659	-	-
Transfer of other accounts receivable to intangible assets	2,083	-	-
Decrease in intangible assets through a decrease in accounts payable	1,153	-	-
Distribution of non-paid dividends	2,964	-	-
Increase in intangible assets through a decrease in fixed assets	985	-	-

(1)	These lines should be read together.

Acquisitions
	2012	2011	2010
Acquisition of subsidiaries (Note 2.h.):	(1)	(2)	(3)
Cash and cash equivalents acquired	(2,780)	(1,292)	(13)
Fair value of non-cash assets acquired	(133,696)	(111,117)	(33,869)
Fair value of liabilities assumed	68,312	35,384	8,126
Net assets acquired	(68,164)	(77,025)	(25,756)
Minority interest	(1,434)	--	897
Purchase price	(69,598)	(77,025)	(24,859)
Negative goodwill	(10,562)	15,539	(506)
Seller financing	27,372	33,403	14,782
Purchase price paid	(52,788)	(28,083)	(10,583)
Cash and cash equivalents acquired	2,780	1,292	13
Advance payments	1,538	28,083	2,254
Net cash for the acquisition	(48,470)	1,292	(8,316)

(1)	Corresponds to the acquisition of Nuevo Puerto Santa Fe, Quality Invest S.A. and an additional participation in Arcos del Gourmet.
(2)	Corresponds to the acquisitions of Metroshop, Soleil Factory and Torodur S.A. (See Note 2.h).
(3)	Corresponds to the acquisition of Arcos del Gourmet.

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)
Consolidated Statements of Cash Flows
for the years ended June 30, 2012, 2011 and 2010 (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

Disposals
	2012	2011(4)	2010
Sale of subsidiary (Note 2.h.):
Fair value of non-cash assets sold	-	454,388	-
Fair value of liabilities sold	-	(321,365)	-
Net assets sold	-	133,023	-
Impairment and sale of Tarshop S.A.	-	(15,327)	-
Remaining investment in Tarshop S.A.	-	(28,967)	-
Advance payments	-	(21,252)	-
Net cash for the disposal of Tarshop S.A.	-	67,477	-

(4)	Corresponds to the disposal of Tarshop S.A. (See Note 2.h).

The accompanying notes are an integral part of these consolidated financial statements.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements
(In thousands of Argentine Pesos, except as otherwise indicated)

1.	Organization and description of business

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)), an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) are primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh produce market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to  S.A. (“Parque Arauco”). On October 15, 2010, IRSA increased its equity interest and became the Company’s principal shareholder. The Company´s other activities comprise the construction and/or commercialization of residential apartment buildings, and consumer financing activities. See Note 8 for a description of the Company´s business segments. The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

As of June 30, 2012, the Company owns a majority interest in, and operates, a portfolio of twelve shopping centers in Argentina, of which six are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires), two are located in Gran Buenos Aires (Alto Avellaneda and Soleil Factory) and the other four are located in the cities of Rosario (Alto Rosario), Mendoza (Mendoza Plaza Shopping), Salta (Alto Noa) and Córdoba (Córdoba - Villa Cabrera). Additionally, the Company exercises joint control in Nuevo Puerto Santa Fe.

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

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

2.	Preparation of Financial Statements (continued)

b.	Basis of consolidation (continued)

A description of the subsidiaries with their respective percentage of direct capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned as of June 30, (a)
	2012	2011
Emprendimiento Recoleta S.A. (“ERSA”)	54%	54%
Tarshop S.A. (“Tarshop”)	20%	20%
Shopping Neuquén S.A.	98%	98%
Fibesa S.A. (“Fibesa”)	100%	100%
Panamerican Mall S.A. (“PAMSA”)	80%	80%
Conil S.A. (“Conil”)	100%	100%
Arcos del Gourmet S.A. (“Arcos”) (i)	88%	80%
Apsamedia S.A. (“Apsamedia”)	100%	100%
Torodur S.A. (“Torodur”)	100%	100%
Nuevo Puerto Santa Fe S.A. (“NPSF”) (ii)	50%	0
Quality Invest S.A. (“Quality Invest”) (iii)	50%	0

(a)	Percentage of equity interest owned has been rounded. Indirect ownership subsidiaries are excluded.

(i)	On September 7, 2011, the Company acquired additional participation. See Note 2.h.
(ii)	33.33% directly and 16.66% indirectly through Torodur.
(iii)	On May 30, 2012, the Company acquired the 50% of the capital stock of Quality Invest. See Note 2.h.

c.	Proportionate consolidation

As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, investments in joint ventures where the Company exercises joint control are accounted under the proportionate consolidation method. The Company acquired the 50% of NPSF and Quality Invest during this year (see Note 2.h for details) and exercised joint control over these Companies. Accordingly, the Company consolidates proportionally NPSF and Quality Invest (See Note 15.II.p).

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

e.	Changes in accounting policies

i)	Income Taxes

Resolution CD 93/2005 issued  by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company had elected to continue treating differences as permanent.

The CNV issued General Ruling 592 and provided that issuers who have chosen to disclose de deferred tax liabilities arising from the inflation adjustment in the notes to the financial statements should recognize such liabilities against retained earnings for purposes of implementing the International Financial Reporting Standards (“IFRS”). These liabilities may be recognized as of any interim or annual financial statement date through the fiscal year closing immediately before the first period of mandatory application of the IFRS.

For this reason, and for purposes of complying with the rulings of the CNV, the Company has recorded an adjustment to recognize the deferred tax liability. Therefore, the Company retroactively adjusted as of June 30, 2011 and 2010 year as follows:

	As of June 30, 2011
	As previously issued	Adjustment	As adjusted
Consolidated Balance Sheets
Other receivables and prepaid expenses, net (Non-current)	59,681	(4,043)	55,638
Total Non current assets	1,818,749	(4,043)	1,814,706
Total Assets	2,325,978	(4,043)	2,321,935

Taxes payable (Non-current)	26,902	115,311	142,213
Total Non current liabilities	761,769	115,311	877,080
Total Liabilities	1,280,823	115,311	1,396,134

Minority interest	138,202	(675)	137,527
Shareholders´s equity	906,953	(118,679)	788,274

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

2.	Preparation of Financial Statements (continued)

e.	Changes in accounting policies (continued)

	As of June 30, 2011			As of June 30, 2010
	As adjusted	Adjustment	As previously issued	As adjusted	Adjustment	As previously issued
Consolidated Statements of Income
Income tax expense	(106,581)	11,570	(118,151)	(65,771)	13,454	(79,225)
Minority interest	(7,199)	(94)	(7,105)	(5,093)	(217)	(4,876)
Net income	272,054	11,476	260,578	132,339	13,237	119,102

Consolidated Statements of Changes in Shareholders’ Equity	As of June 30, 2012	Gain for the year ended June 30, 2012	As of June 30, 2011	Gain for the year ended June 30, 2011	As of June 30, 2010	Gain for the year ended June 30, 2010	As of June 30, 2009
Deferred income tax	(107,330)	11,349	(118,679)	11,476	(130,155)	13,237	(143,392)

ii)	Cash flows

The Company classified cash flows from interest paid as operating activities for the year ended June 30, 2011 and 2010. As part of the Company's IFRS implementation efforts, for the fiscal year ended June 30, 2012, the Company changed this accounting policy to treat the cash flows from interest paid as financing activities as permitted also by Argentine GAAP (Technical Resolution No. 8). Therefore, the Company retroactively adjusted as of June 30, 2011 and 2010 year as follows:

	As of June 30, 2011		As of June 30, 2010
	As adjusted	As previously issued	As adjusted	As previously issued
Net cash provided by operating activities	520,193	452,714	231,573	129,561
Net cash (used in) provided by investing activities	(55,258)	(55,258)	9,118	9,118
Net cash used in financing activities	(372,805)	(305,326)	(236,253)	(134,241)

f.	Functional currency and reporting currency

The Company's functional and reporting currency is the Argentine Peso. Solely for the convenience of the reader certain amounts are alternatively expressed in Argentine Pesos or U.S. Dollars in the notes to these Consolidated Financial Statements. Translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars at that or any other rate.

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

h.	Significant acquisitions, disposals and development of businesses other properties

Year ended June 30, 2012

Acquisitions

Acquisition of Cresud S.A.C.I.F.y A´s Notes Series VI, IX, X and XI.

On March 10, 2011 and June 21, 2012, ERSA acquired Cresud S.A.C.I.F. y A.’s Notes for US$ 2.5 million and Ps. 13.74 million respectively.

On June 21, 2012, PAMSA acquired Cresud S.A.C.I.F. y A.’s Notes for Ps. 19.2 million.

Acquisition of shares of TGLT

The Company acquired additional shares of TGLT amounting to 262,927 common shares in August 2011. As of June 30, 2012, the Company has an 9.23% interest in TGLT.

Acquisition of additional shares of Arcos del Gourmet S.A.

On September 7, 2011, APSA acquired an additional 8.185% interest in Arcos del Gourmet S.A. for US$1.75 million in cash consideration. As part of this acquisition, APSA renegotiated certain terms of the original acquisition agreement pursuant to which it will contribute 10% of each capital call required to avoid the minority shareholder's dilution. This obligation is capped at US$ 3.5 million and is recognized under selling financing is short-term and long-term debt.

Acquisition of plot of land in Luján

On May 22, 2012, the Board of Directors of the Company informed the approval for the acquisition of a plot of land of 115 hectares in Lujan, Province of Buenos Aires from Cresud S.A.C.I.F. y A., in an amount of US$ 8.96 million, which has been fully paid as of the financial statements date.

Such transaction was carried out in order to develop a mixed purpose project in the future since the plot of land has localization and scale features that are apt for business development, and already has the municipal authorization to carry on such businesses there.

Acquisition of shares in Quality Invest

On May 30 2012, the Company acquired the whole interest that IRSA had in the equity of Quality Invest, which amounts to 50% of the capital stock, for a total amount of US$ 9.7 million, which has been fully paid as of the financial statement date.

In March 2011, Quality Invest bought the industrial plant from Nobleza Piccardo S.A.I.C. y F., an unrelated party, located in the district of San Martín, Province of Buenos Aires, with a total area of 160,000 square meters, 80,000 of which is a covered area with high quality warehouses currently being used for industrial purposes.

Furthermore, Quality Invest has recently obtained pre-approval by the Municipality of San Martín to extend of the purposes for which the property can be used, including shopping center, entertainment, events, commercial offices, parking and other ancillary uses.

Based on these considerations and the strategic location of the property, the Company considered acquiring it in order to develop a shopping center in the future.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

2.	Preparation of Financial Statements (continued)

h.	Significant acquisitions, disposals and development of businesses other properties (continued)

Contribution to Don Mario S.G.R.

On June 29, 2012, the Company invested Ps. 10 million in Don Mario SGR, a Sociedad de Garantía Recíproca under Argentinean law. SGRs are legal entities in Argentina created to promote financing to small and medium sized entities (SMEs) and to reactivate the national economy. SGRs are funded through the contributions of investors who in turn obtain certain tax benefits for income tax purposes. SGRs act as guarantors to SMEs for the loans the SMEs receive from third party financial institutions. The funds received are generally invested by the SGR in time deposits. The Company received 5 shares for a nominal value of Ps. 0,005. These shares are symbolic and merely represent the Company’s right over its investment. These shares neither grant control nor significant influence over the actions of the entity. The Company must maintain the investment in the SGR for a minimum period of 2 years to make use of the tax benefit.

Disposals

Apsamedia

On October 7, 2011, Apsamedia S.A., as trustor, together with Comafi Fiduciario Financiero S.A., an unrelated party, acting as Trustee of the “Fideicomiso Financiero Privado Yatasto”, as Original Holder, created a private financial trust called "Consumo Centro", which was assigned by Apsamedia S.A. under trust the legal ownership of certain receivables that were not in good standing, including personal loans, credit card receivables and refinanced receivables generated by Apsamedia S.A. in the ordinary course of business, and which shall issue pass-throughs in favor of the Original Holder.

The receivables assigned under trust amount to about Ps. 39.1 million, which were all allowed for. As from such assignment, Apsamedia S.A. will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the Assignment in Trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by Apsamedia S.A. between August 26, 2011, cutoff date, and October 7, 2011, which amount to Ps. 0.15 million, were transferred to a pesos- denominated checking account held by APSA at Banco Comafi for a total amount of Ps. 1.8 million.

Sale of units of Torres de Rosario under construction

During this fiscal year the Company sold different units related to the lot designated as “2H” of Torres de Rosario under construction for Ps. 4.3 million.

Developments

Apsamedia S.A. (Metroshop S.A.’s continuing Company)

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to Apsamedia S.A. and the amendment of its corporate purpose to capitalize on market opportunities.

Apsamedia S.A. will continue providing its services, which have been broadened in scope to the following areas:
 - Consumer credit marketing and financing.
 - Issuance and marketing of credit cards.
 - Performance of any type of agency and representation.
 - Management of administrative, advertising and commercial activities.

Such amendments were registered with the Public Registry of Commerce on August 29, 2011 under number 17,795.

During this fiscal year, Apsamedia S.A. started to develop the leasing of advertising space business in the Company’s shopping centers.

Alto Palermo S.A. (APSA)
Consolidated Balance Sheets
as of June 30, 2012 and 2011
(In thousands of Argentine Pesos, except as otherwise indicated)
2.	Preparation of Financial Statements (continued)

h.	Significant acquisitions, disposals and development of businesses other properties (continued)

Arcos del Gourmet S.A. - Restructuring of the concession agreement

On Administration of railway infrastructure transferring to such agency the rail wealth under the National Office of Property Management´s jurisdiction (NOPM), by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date, provided the fulfillment of all the commitments assumed. This new contract allows for another extension for 3 additional years in case the Company declares so. Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center. This agreement set a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025, and Ps. 0.25 million (plus VAT) as from January 1st, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years.

Additionally, to secure the fulfillment of the agreement, the Company committed itself to hire a surety bond for Ps. 4.46 million, to make a deposit in cash of Ps. 0.4 million and to hire another surety bond in favor of Administración de Infraestructura Ferroviaria (“ADIF”), Administration of railway infrastructure, as collateral to the execution of the works agreed in due time and proper form for Ps. 14.95 million. Likewise, the Company took other obligations related to works to be performed.

This agreement replaces the one subscribed with NOPM.

Shopping Neuquén project

On June 4, 2012, Shopping Neuquén S.A. entered into an agreement with the Municipality whereby it agreed to build all the Shopping Center in a single stage based on the new schedule which provides a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. Such agreement was approved by Decree N° 0572 issued by the Municipality of Neuquén on June 8, 2012. On September 17, 2012, the mentioned Minute was signed and the works began under the new schedule.

In the case of failing to comply the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return Shopping Neuquén S.A.’s plots acquired to the Municipality.

Year ended June 30, 2011

Acquisitions

Acquisition of Soleil Factory shopping center business

On July 1, 2010, the Company and INC S.A. executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets was transferred to the Company. The transaction excluded any receivable or payable arising out of INC S.A. business prior to the transaction and also excluded a building, which currently is being operated as a hypermarket within the same premises. INC S.A. transferred the deed of title to the Company on August 3, 2011. The transaction was filed with the Comisión Nacional de Defensa de la Competencia (“CNDC”), the National Commission of Competition in Argentina, which authorized the transaction on April 12, 2011. This acquisition was accounted for using the purchase method of accounting.

Furthermore, on December 28, 2007, the Company and INC S.A. had signed a letter of intent to acquire, build and manage a commercial center in a plot of land owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was dependent on the acquisition of the Soleil Factory business. Upon completion of the acquisition of the Soleil Factory on July 1, 2010, the Company was obligated to commence the works on May 2, 2011. However, INC S.A. must comply with certain obligations prior to the commencement of the works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to the Company. As of the date of theses Financial Statements, these obligations have not been fulfilled and works have not commenced.

On August 3, 2011, INC S.A. granted to APSA the conveyance deed of the property.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

2.	Preparation of Financial Statements (continued)

h.	Significant acquisitions, disposals and development of businesses other properties (continued)

The total price for this transaction is US$ 20.7 million, of which US$ 7.1 million were paid at the time of the subscription of the purchase agreement US$ 1 million at the time of recording the public deed. The balance of US$ 12.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1st, 2011. The capital will be settled with the last interest installment or with the grant of the deed, whichever happens last.

Furthermore, a first-grade privilege mortgage was granted on the property to secure payment of the balance (US$ 12.6 million) plus interest.

The above is disclosed at present value in Short and Long-term debt.

Furthermore, the Company has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances (Exhibit A). This transaction was subject to certain conditions precedent, among which Alto Palermo S.A. (APSA) should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1st, 2010, APSA shall start the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA's future units. As of the issuance date of these financial statements any of these two conditions has been fulfilled.

Paraná plot of land

On August 12, 2010, the Company acquired a 10,022 square meter property in the City of Paraná, Province of Entre Ríos, Argentina, for US$ 0.5 million. The Company paid US$ 0.15 million and the remaining balance of US$ 0.35 million will be paid at the time the title is obtained.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party had evidenced with a certified copy to the buying party that the real estate was not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A..

On June 29 2012, the parties agreed to extend the term for the grant of the deed transferring ownership, within sixty (60) consecutive days as from the date the seller provides the reliable notification mentioned before.

At the date of issuance of these financial statements, the grant of the deed transferring ownership is pending.

Acquisition of shares of TGLT

On November 4, 2010, the Company acquired 5,214,662 shares of common stock of TGLT S.A. (“TGLT”) following its initial public offering for Ps. 47.1 million in cash.

The Company acquired additional shares of TGLT amounting to 42,810, 98,000 and 876,474 common shares between December 2010. The Company invested a total of Ps. 56.3 million to acquire the shares. As of June 30, 2011, the Company had an 8.86% interest in TGLT.

Acquisition of Apsamedia’s shares

On January 13, 2011, the Company  purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Apsamedia’s common capital stock.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

2.	Preparation of Financial Statements (continued)

h.	Significant acquisitions, disposals and development of businesses other properties (continued)

As of June 30, 2011 the Company has 100% of Apsamedia’s common capital stock. See the section Disposals for details on the disposal of main assets of Apsamedia.

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

Disposals

Negotiation between Apsamedia and Tarshop

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Apsamedia’s shares by the Company, Apsamedia transferred the following assets to Tarshop:

i)
Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Apsamedia S.A.’s own portfolio and those assigned to Fideicomiso Financiero Apsamedia S.A. Serie XV).

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

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

2.	Preparation of Financial Statements (continued)

h.	Significant acquisitions, disposals and development of businesses other properties (continued)

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

On December 3, 2010, the Company sold the lots designated as “2B”, “2C” and “2D” for US$ 1.5 million each, of which US$ 3 million was collected in full as of June 30, 2011 with the remaining balance collected on March 20, 2012.

Developments

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

Acquisition of Tarshop´s shares

On October 30, 2009 Tarshop capitalized the capital contributions made by the Company increasing its interest in Tarshop from 93.439% to 98.5878%. Subsequently, in January 2010, the Company acquired the remaining minority interest for US$ 0.54 million reaching the 100% of the shareholding interest in Tarshop as of June 30, 2010. See Note 2.h above for details of the sale of Tarshop.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

2.	Preparation of Financial Statements (continued)

h.	Significant acquisitions, disposals and development of businesses other properties (continued)

Acquisition of Arcos del Gourmet S.A.´s (“Arcos”) shares

On November 27, 2009, the Company acquired 80 % of the share capital of Arcos for a purchase price determined as follows: (i) a fixed price of US$4.3 million for 40% of the stock and (ii) a fixed price of US$ 0.84 million plus a determinable price equivalent to 20% of the investment required to develop the project up to maximum of US$ 6.9 million for the other 40% of the stock. As of June 30, 2011, the Company paid US$4.4 million.

On June 25, 2010, the Company and certain of the minority shareholders entered into an option agreement to acquire the 17.54% minority interest in Arcos for an aggregate price of US$1.4 million. The option price paid was US$ 0.4 million. The option was subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which the Company had a preemptive right. The option expired on April 30, 2011 upon the conditions not being fulfilled. The Company charged the cost of the option to income under “Other income (expenses), net”.

Non-compete agreement with the former minority shareholder of Tarshop

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

PAMSA

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

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

2.	Preparation of Financial Statements (continued)

h.	Significant acquisitions, disposals and development of businesses other properties (continued)

Total contributions to this project made by the shareholders amounted to Ps. 557.0 million and Ps. 532.4 million as of June 30, 2010 and 2009, respectively.

i.	Compensation plan for executive management and long-term incentive program

Compensation plan for executive management

The Company has a defined contribution plan covering its key managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 0.8 million, Ps 1.3 million and Ps. 1.5 million for the years ended June 30, 2012, 2011 and 2010, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;
(ii)	total or permanent incapacity or disability;
(iii)	death.

In case of resignation or termination without good cause, the manager receives the Company’s contributions only if he or she has participated in the Plan for at least 5 years.

Long-term incentive program

The Company has developed a long-term shared-based incentive and retaining plan for management and key personnel, by means of contributions that will be made by the mentioned employees together with the Company. The Company intends, at its sole decision, to repeat the plan for one or two more fiscal years with the same or different conditions, with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014.

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited Participants. Once an employee accepts their participation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the every fiscal year-end.

In the future, the participants or their successors will have access to 100% of the benefit (Company’s contributions made in their favor) under the following circumstances:

•	if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made;
•	retirement;
•	total or permanent disability;
•	demise.

As of June 30, 2012 a reserve has been created in the Shareholders’ Equity to reflect this plan in the amount of Ps. 2,138.

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

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2012, 2011 and 2010, the majority of the tenants were charged with the Percentage Rent.

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

During the fiscal year ended June 30, 2010, the Company, through its subsidiary, Tarshop, and its jointly controlled entity, Apsamedia, was engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. As part of a plan, the Company sold 80% of Tarshop in September 2010, and acquired the remaining 50% in Apsamedia in January 2011. After acquisition of control in Apsamedia, the Company sold the receivables portfolio and other assets to Tarshop. Apsamedia continues as an entity with only residual activities. The Company continues in the consumer financing business through its 20% interest in Tarshop where it retained significant influence.

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

Current investments also include retained interests in securitized receivables pursuant to the securitization programs of Apsamedia.

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

d.      Inventory, net

Properties acquired or developed for subsequent sale are classified as inventory. Inventory is stated at cost adjusted for inflation as described in Note 2.d. less accumulated impairment charges, except in certain circumstances as described further below. The cost of inventory is comprised of all direct contract costs, such as land, materials and construction fees associated with development properties, as well as capitalized financial costs when applicable. The Company did not develop any

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)
3.         Significant accounting policies (continued)

d.       Inventory, net (continued)

property for sale during the years ended  June 30, 2012, 2011 and 2010.  Inventory is classified as current or non-current based on the estimated date of sale and the time at which the related receivables are expected to be collected. The Company reclassifies undeveloped properties from non-current investments to inventories when a decision is made as to its development for sale. Transfers from non-current investments are valued at their cost.

Inventories on which the Company receives down payments that fix the sales price and the terms and conditions of the contracts are considered to provide reasonable assurance of the closing of the transaction and therefore realization of the gain is deemed to be assured. These inventories are valued at net realizable value with gains shown in the line item “Gain from recognition of inventories at net realizable value” of the Consolidated Statement of Income.

The Company has acquired certain rights to receive apartment units to be constructed on land bartered with unrelated parties. These rights have been valued in accordance with the price established in the respective title deeds and is disclosed in “Inventory, net” as “Rights for residential units to be received”.

e.       Fixed assets, net

Properties purchased for rental purposes are classified as fixed assets. Fixed assets are stated at cost, adjusted for inflation as described in Note 2.d., less accumulated depreciation and impairment charges, except for a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders' equity. This appraisal revaluation reserve will be charged against income once the land is disposed of or its value becomes impaired.

Depreciation expense has been determined using the straight-line method over the estimated useful lives of the related assets as specified below:

Asset	Estimated useful life (years)
- Properties:
Shopping centers	Between 16 and 31
Other	Between 16 and 50
- Leasehold improvements	3
- Facilities	10
- Furniture and fixtures	Between 3 and 10
- Vehicles	5
- Computer equipment	3
- Software	3

The Company capitalizes interest and foreign exchange differences on real estate development projects. The Company capitalized interest and exchange differences costs amounting to Ps. 5.3 million, Ps. 1.7 million and Ps. 1.5 million during the years ended June 30, 2010, 2011 and 2012, respectively.

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

f.	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over three years.

g.	Intangible asstes, net

Intangible assets are stated at cost, adjusted for inflation as described in Note 2.d., less accumulated amortization.

(i)       Trademarks

Represent fees and expenses related to their registration. These trademarks are amortized on a straight-line basis over a ten year period.

(ii)	Pre-operating expenses

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

When Company acquires properties, for fair value estimation purposes, the Company also considers information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. The Company allocates a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally the Company determines the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining non-cancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

h.	Business combinations (continued)

credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management's determination of the relative fair values of the respective in-place lease values. The Company´s estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

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

The carrying amount does not exceed their respective estimated recoverable value as of year-end.

j.	Foreing currency assets and liabilities

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

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

3.	Significant accounting policies (continued)

k.	Income Tax Expense (continued)

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

p.       Deferred debt issuance costs

Deferred debt costs consist of fees and costs incurred to issue the Non-Convertible Notes. These fees and costs are shown as a deduction of the corresponding liability in Note 4.g.. These costs and fees are being amortized over the term of the respective Non-Convertible Notes, applying the effective interest method. Deferred debt costs, net of accumulated amortization, totaled Ps 2.2 million, Ps 2.7 million and Ps. 4.1 million for the years ended June 30, 2012, 2011 and 2010, respectively.

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

Under Argentine GAAP, the impairment loss is recorded in the Consolidated Statement of Income against a liability account. This liability account is a contra account to fixed assets or undeveloped parcels of land or inventories, which means that it is presented on the balance sheet as a direct reduction from the book value of these assets to arrive at the carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the value in use or its net realizable value, whichever is greater. In that event, the new carrying amount of the asset should be the lower of its value in use or its net realizable value, whichever is greater, or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings in the period in which they are incurred.

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

4.Breakdown of the main captions

a.	Cash and banks:

	As of June 30,
	2012	2011
Cash in local currency	436	520
Cash in foreign currency (Note 16.f)	214	202
Bank accounts in local currency	8,977	10,814
Bank accounts in foreign currency (Note 16.f)	92,878	13,084
	102,505	24,620

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

4.Breakdown of the main captions (continued)

b.	Other investments, net:

	As of June 30,
	2012	2011
Current
Mutual funds (Note 16.f) (ii)	38,296	147,236
Non convertible notes - Cresud S.A.C.I.F. y A. (Notes 6 and 16.f)	8,781	2,615
Mortgage bonds issued by BHSA (Note 6)	496	477
	47,573	150,328
Non-current
Undeveloped parcels of land:
- Luján plot of land (Note 2.h)	40,102	- -
- Caballito plot of land (i)	36,889	36,889
- Patio Olmos	32,949	32,949
- Air Space Coto	13,188	13,188
- Other real estate	3,103	3,091
- Air Space Soleil Factory	6,676	6,676
Non convertible notes - Cresud S.A.C.I.F. y A (Notes 6 and 16.f)	29,958	7,706
Contributions to the risk fund of the reciprocal guarantee company	10,000	- -
Other investments.	56	56
Investments in companies:
- Equity investee (Tarshop)	48,209	54,088
- Cost method (TGLT).	58,945	56,295
Advance for the acquisition of subsidiary (NPSF) (Note 16.f)	- -	1,538
	280,075	212,476

(i)	This asset is restricted in relation to certain tax claims.
(ii)	As of June 30, 2012 and 2011 includes Ps. 1,449 and Ps. 120,932, respectively, considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.

c.       Accounts receivable, net:

Current
Checks to be deposited	126,494	86,990
Leases and services receivable (Note 16.f)	91,250	68,682
Debtors under legal proceedings	43,733	40,352
Pass-through expenses receivable (i)	26,834	18,953
Consumer financing receivables	11,128	70,248
Notes receivable (Note 16.f)	7,980	5,987
Related parties (Notes 6 and 16.f)	5,056	4,711
Receivables with collection agents	4,864	4,869
Mortgages receivable – Torres de Abasto (ii)	194	647
Receivable from sale of fixed assets	- -	4,034
Less:
Allowance for doubtful accounts (Note 16.d)	(59,866)	(105,069)
	257,667	200,404

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

4.Breakdown of the main captions (continued)

c.       Accounts receivable, net (continued):

	As of June 30,
	2012	2011
Non-current
Notes receivable (Note 16.f)	1,183	- -
Leases and services receivable (Note 16.f)	681	448
Mortgages receivable – Torres de Abasto (ii)	374	114
Pass-through expenses receivable.	3	- -
	2,241	562

(i)	Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.

(ii)
Mortgages receivable consist of fixed-rate mortgage receivables from several borrowers. As of June 30, 2012 the amount due from the largest individual borrower was Ps. 0.4 million at a contractual interest rate of 10% (See Note 15.II.r).

d.	Other receivables and prepaid expenses, net:

Current
Prepaid expenses (Note 16.f)	39,813	32,157
Related parties (Notes 6 and 16.f)	17,013	27,748
Valued Added Tax (VAT) receivable	19,099	26,168
Other tax credits	5,231	2,902
Prepaid gross revenue tax	1,242	1,184
Other prepaid taxes	952	976
Loans granted (Note 16.f)	1,934	229
Guarantee deposits	346	4,437
Income tax credits, net	122	7
MPIT	237	2
Others|	871	497
	86,860	96,307

Non-Current
Value Added Tax (VAT) receivable	33,535	47,579
Deferred income tax (Note 11)	8,896	7,834
Guarantee deposits (Note 16.f)	475	35
MPIT	5,263	4,778
Mortgages receivable (i)	2,208	2,208
Allowance for doubtful mortgage receivable (Note 16.d)	(2,208)	(2,208)
Prepaid expenses	1,652	3,820
Other tax credits	1,355	1,074
Reimbursements receivable (Note 16.f)	- -	863
Imputed interest of non-current receivables	(5,803)	(10,943)
Others	1,291	598
	46,664	55,638

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

4.Breakdown of the main captions (continued)

d.	Other receivables and prepaid expenses, net (continued):

(i)
Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

e.       Inventory, net:

	As of June 30,
	2012	2011
Current
Torres de Rosario under construction (Note 2.h) .............	4,480	4,206
Resale merchandise (Note 2.h)	2,569	2,816
Torres de Rosario (Note 2.h) ……………………………	656	3,037
Rosario plot of land (Note 2.h) …………………………	- -	25,511
	7,705	35,570
Non-current
Rights for residential units to be received (Note 6)	23,608	23,309
Torres de Rosario under construction (Note 2.h)	7,896	3,444
Torres de Rosario	1,392	- -
	32,896	26,753

f.       Trade accounts payable:

	As of June 30,
	2012	2011
Current
Suppliers (Note 16.f)	35,719	26,036
Accruals (Note 16.f)	49,800	46,471
Related parties (Notes 6 and 16.f)	6,201	10,585
Others	319	738
	92,039	83,830
Non-current
Suppliers	4	47
	4	47

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

4.Breakdown of the main captions (continued)

g.       Short-term and long-term debt:

	As of June 30,
	2012	2011
Current
Uncollateralized loans including accrued interest (i)	32,179	55,333
Seller financing-Predio San Martín (ii)	17,644	- -
Accrued interest on Notes (Notes 6, 12 and 16.f)	11,544	11,040
Seller financing-Arcos del Gourmet S.A. (Note 16.f)	10,235	8,900
Seller financing-Nuevo Puerto Santa Fe S.A. (Note 2.h)	7,418	- -
Seller financing of Soleil Factory .	2,854	4,714
Financial leasing payable	787	- -
Deferred debt costs (Note 3.p)	-455	-483
Non-Convertible Notes (Notes 6, 12 and 16.f)	- -	39,766
Related parties (Note 6)	- -	2,345
	82,206	121,615
Non-current
Convertible Notes (Notes 6, 12 and 16.f)	143,717	130,515
Non-Convertible Notes (Notes 6, 12 and 16.f)	497,970	452,100
Seller financing of Soleil Factory (Note 16.f) (iii)	38,689	35,125
Deferred debt costs (Note 3.p)	-1,782	-2,237
Seller financing-Property San Martín	17,429	- -
Seller financing-Arcos del Gourmet S.A. (Note 16.f)	1,530	- -
Financial leasing payable	426	- -
	697,979	615,503

(i)    Generally, the Company's short-term borrowings are in the form of overdraft facilities and/or bank loans with original maturities of less than one year. The weighted average interest rates on short-term debt were 11.57 % as of both June 30, 2012 and 2011. The Company generally used the proceeds from these borrowings for working capital needs and other general corporate purposes.

(ii)   Corresponds to the acquisition of Predio San Martín by Quality Invest on May 31, 2011.

(iii)  As of August 3, 2011 a mortgage was granted on Soleil Factory.

h.	Salaries and social security payable:

	As of June 30,
	2012	2011
Provision for vacation and bonuses	21,854	20,077
Social security payable	3,879	3,300
Others	678	684
	26,411	24,061

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

4. Breakdown of the main captions (continued)
i.	Taxes payable:

	As of June 30,
	2012	2011
Current
Income tax, net	105,415	66,163
VAT payable, net	16,469	15,391
Other tax withholdings	8,183	12,025
Tax amnesty plan and payment facilities plan for income tax payable and MPIT	1,960	1,759
Tax amnesty plan for municipality taxes payable	1,358	1,321
Asset tax payable, net	368	300
Tax amnesty plan for gross revenue tax payable	326	358
Gross revenue tax payable	- -	469
Provision for tax on personal assets of shareholders	- -	87
Others	3,997	4,180
	138,076	102,053

Non-current
Tax amnesty plan for income tax payable	15,426	17,386
Deferred income tax (Note 11)	108,746	122,621
Tax amnesty plan for municipality tax payable	3,291	1,596
Tax amnesty plan for gross revenue tax payable	283	610
	127,746	142,213

j.	Customer advances:

	As of June 30,
	2012	2011
Current
Admission rights	78,030	60,580
Lease and customer advances (Note 16.f)	67,939	50,224
Advance for sale of Rosario plots of land	4,267	18,595
Related parties (Note 6)	781	- -
Guarantee deposits (Note 16.f)	664	1,612
	151,681	131,011
Non-current
Admission rights	85,281	66,885
Lease and customer advances	25,742	27,359
Guarantee deposits (Note 16.f)	3,056	777
	114,079	95,021

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

4.Breakdown of the main captions (continued)

k.Other liabilities:

	As of June 30,
	2012	2011
Current
Related parties (Notes 6 and 16.f)	38,401	28,290
Other liabilities	- -	16,004
Accrual for Directors’ fees (Note 6)	32,553	28,008
Fees advanced to Directors (Note 6)	(17,741)	(17,904)
Withholdings and guarantee deposits	721	515
Others	1,026	1,304
	54,960	56,217
Non-current
Contributed leasehold improvements	8,903	9,170
Accrual for municipal taxes	- -	1,836
Below market leases	120	449
Directors’ guarantee deposits (Note 6)	12	12
	9,035	11,467

l.	Provisions:

	As of June 30,
	2012	2011
Current
Provision for contingencies (Note 16.d)	- -	267
	- -	267

Non-current
Provision for contingencies (Notes 16.d and 16.f)	11,593	12,829
	11,593	12,829

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

5.Shareholders' equity

a.       Common stock

As of June 30, 2012, the Company had 1,259.8 million authorized and outstanding shares of common stock, having a par value of Ps. 0.1 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. On October 7, 2010, a new conversion into shares has been made, reaching 1,259,886,188 shares at the date of these Consolidated Financial Statements.

As of June 30, 2012 holders of Convertible Notes have exercised their rights to convert common shares for a total of US$ 18.3 million for a face value of Ps. 0.1 each. As of June 30, 2012 the outstanding balance of Convertible Notes amounted to US$ 31.7 million, and they are mostly held by IRSA. On May 26, 2011, the Company has made an offer to repurchase them, subject to certain conditions. As of June 30, 2012, the offer remains pending (See Note 12).

b.       Inflation adjustment of common stock

The Company's Consolidated Financial Statements were prepared on the basis of general price-level accounting which reflects changes in the purchase price of the peso in the historical Consolidated Financial Statements through February 28, 2003. The inflation adjustment related to common stock was appropriated to an inflation adjustment reserve that forms part of shareholders' equity.

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

d.       Reserve for new developments, voluntary reserve for general purposes and long-term incentive program

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

e.	Reimbursement of current and expired cash dividends

On December 20, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 5,839 for funds sent by the former to pay undistributed cash dividends, both for current and expired dividends, as per the following detail:

-       Ps. 2,711 to expired dividends;
-       Ps. 3,128 to current dividends.

Additionally, on December 30, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 1,098 corresponding to expired dividends.

The amounts corresponding to current dividends are disclosed under “Dividends payable”, while the amounts corresponding to expired dividends were booked against “Retained Earnings”.

f.       General Shareholders Meeting of May 23, 2012

On May 23, 2012, the Company’s Regular and Special Shareholders Meeting, held on this date, decided, among other points, the following:

•
Approval of the proposal put forward by the Board of Directors to pay a cash dividend in the amount of Ps. 177 million as interim dividend for the fiscal year ended June 30, 2012; the dividend was computed based on the quarterly financial statements for the period ended December 31, 2011 which was approved by this Shareholders’

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)
5.Shareholders' equity (continued)

f.       General Shareholders Meeting of May 23, 2012 (continued)

Meeting. On June 29, 2012, the dividend was made available to the shareholders as per the resolution adopted by the Board of Directors on June 21, 2012. The dividend represents 140.488880413% of the capital stock, and amounts to Ps. 0.140488880413 per share of Ps. 0.10 face value, and Ps. 5.619555216522 per ADR.

•
Renewal of the term granted to the Board of Directors to exercise delegated powers to implement the capital increase approved by the Shareholders’ Meeting held on May 26, 2011 as per the provisions of section 188 of Law No. 19,550.

•
Empower the Board of Directors to carry out the capital increase and issue of shares, up to the amount of Ps. 9,070, as duly approved, to be allocated to the Management Incentive Plan approved by the Shareholders’ Meeting held in October 31, 2011 pursuant to the terms and conditions of section 69 of Law. No. 17,811 and implemented by Decree 677/01.

g.	Reclassification of the deferred tax liability derived from the adjustment for inflation

In line with the guidelines established by Ruling 592 of the National Securities Commission, on September 10, 2012, the Board of Directors decided to propose to the shareholders a reclassification in the Statement of Changes in Shareholders’ Equity related to the deferred tax liability derived from the adjustment for inflation against retained earnings, as part of the implementation of the IFRS.

It will be a one-time proposal submitted to the next Shareholders’ Meeting that will consider the financial statements for the fiscal year ended June 30, 2012, pursuant to the provisions issued by the National Securities Commission.

In this respect, below we outline the items of the Statement of Shareholders Equity that would be affected by the activity in retained earnings as a result of the recognition of deferred tax liabilities (in the amount corresponding to prior fiscal years) and the reclassification of such amount to the account that will be proposed to the shareholders in order to show the effects of such reclassification after approval by the Shareholders´s Meeting.

	Accounts as of 06.30.12 resulting from the Statement of Changes in Shareholders’ Equity	Reclassification proposed pursuant to ruling 592 of the National Securities Commission	Accounts subject to reclassification to be approved by the Shareholders’ Meeting
Capital stock	125,989	-	125,989
Integral capital adjustment	84,621	(15,240)	69,381
Additional paid in capital	536,300	(92,090)	444,210
Subtotal Shareholders’ contributions	746,910	(107,330)	639,580
Long-term incentive program reserve	2,138	-	2,138
Appraisal revaluation	3,953	-	3,953
Legal reserve	39,074	-	39,074
Retained earnings	35,972	107,330	143,302
Balances at the end	828,047	-	828,047

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

6. Balances and transactions with related parties

The following is a summary of the balances with related parties:

	As of June 30, 2012
Company	Investment - Current	Investment – Non-current	Accounts receivable, net - Current	Other receivables and prepaid expenses, net – Current	Non-current Inventory / Fixed Assets, net	Trade accounts payable – Current	Short-term debt	Long- term debt	Customer advances – Current	Dividends payable	Other liabilities- Current	Other liabilities– Non-current
Shareholders	-	-	-	-	-		-	-	-	(6,092)	-	-
Banco Hipotecario S.A. (2)	496	-	298	-	-		-	-	-	-	-	-
Cactus S.A. (1)	-	-	12	-	-		-	-	-	-	-	-
Consultores Assets Management S.A. (14)	-	-	73	-	-	(5)	-	-	-	-	-	-
Consorcio Libertador (4)	-	-	1	-	-	(3)	-	-	-	-	-	-
Consorcio Torre Boston (4)	-	-	2	-	-	-	-	-	-	-	-	-
Cresud S.A.C.I.F. y A. (5)	8,781	29,958	73	12,562	-	-	-	-	-	-	(38,266)	-
Cyrsa S.A. (6)	-	-	26	-	-	(28)	-	-	-	-	-	-
Directors	-	-	1	-	-	-	-	(5)	-	-	(14,812)	(12)
E-Commerce Latina S.A. (7)	-	-	21	-	-	-	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	-	-	-	-	(642)	-	-	-	-	-	-
Fundación IRSA (4)	-	-	18	-	-	-	-	-	-	-	-	-
FyO Trading S.A. (1)	-	-	1	-	-	-	-	-	-	-	-	-
Futuros y Opciones.Com S.A. (1)	-	-	112	-	-	(6)	-	-	-	-	-	-
Hoteles Argentinos S.A. (7)	-	-	-	-	-	(1)	-	-	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9)	-	-	1,706	56	-	(5,295)	(6,535)	(143,679)	-	-	(107)	-
Llao Llao Resorts S.A. (7)	-	-	489	-	-	(36)	-	-	-	-	-	-
Museo de los Niños (4)	-	-	1,434	-	-	(6)	-	-	-	-	-	-
Nuevas Fronteras S.A. (7)	-	-	-	-	-	(105)	-	-	-	-	-	-
Nuevo Puerto Santa Fe S.A. (13)	-	-	314	-	-	(70)	-	-	-	-	(28)	-
Personnel	-	-	-	3,237	-	-	-	-	-	-	-	-
Quality Invest S.A. (13)	-	-	11	-	-	-	-	-	-	-	-	-
Ritelco S.A. (7)	-	-	1	-	-	-	-	-	-	-	-	-
Solares de Santa María S.A. (7)	-	-	3	-	-	(3)	-	-	-	-	-	-
Tarshop S.A. (10)	-	-	460	1,102	-	(1)	-	-	(781)	-	-	-
Tyrus S.A. (7)	-	-	-	56	-	-	-	-	-	-	-	-
TGLT S.A. (3)	-	-	-	-	32,872	-	-	-	-	-	-	-
Total	9,277	29,958	5,056	17,013	32,872	(6,201)	(6,535)	(143,684)	(781)	(6,092)	(53,213)	(12)

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

6. Balances and transactions with related parties (continued)

	As of June 30, 2012
Company	Other Investments - Current	Other Investments – Non Current	Accounts receivable, net - Current	Other receivables and prepaid expenses, net – Current	Inventory / Fixed Assets, net	Trade accounts payable – Current	Short-term debt	Long-term debt	Other liabilities -Current	Other liabilities – Non-current
Banco Hipotecario S.A. (2)	477	-	225	-	-	-	-	-	-	-
Cactus S.A. (1)	-	-	25	-	-	(3)	-	-	-	-
Consultores Assets Management S.A. (14)	-	-	11	-	-	(5)	-	-	-	-
Consorcio Libertador (4)	-	-	1	-	-	(3)	-	-	-	-
Consorcio Torre Boston (4)	-	-	1	-	-	-	-	-	-	-
Cresud S.A.C.I.F. y A. (5) (II)	2,615	7,706	6	11,455	-	(61)	-	-	(10,872)	-
Cyrsa S.A. (6)	-	-	172	-	-	(1,097)	-	-	-	-
Directors	-	-	2	-	-	-	(2)	(41)	(10,104)	(12)
E-Commerce Latina S.A. (7)	-	-	20	-	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	-	-	-	-	(783)	-	-	-	-
Fundación IRSA (4)	-	-	5	-	-	-	-	-	-	-
Futuros y Opciones.Com S.A. (1)	-	-	13	-	-	(6)	-	-	-	-
Hoteles Argentinos S.A. (7)	-	-	-	-	-	(1)	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9) (I) (II)	-	-	1,856	12	-	(2,865)	(19,228)	(130,444)	(88)	-
Llao llao Resorts S.A. (7)	-	-	73	-	-	(74)	-	-	-	-
Museo de los Niños (4)	-	-	1,752	-	-	(6)	-	-	-	-
Nuevas Fronteras S.A. (7)	-	-	-	-	-	(146)	-	-	-	-
Personnel	-	-	-	2,515	-	-	-	-	-	-
Solares de Santa Maria S.A. (7)	-	-	2	-	-	(2)	-	-	-	-
Tyrus S.A. (7)	-	-	-	51	-	-	-	-	-	-
Tarshop S.A. (10)	-	-	547	13,715	-	(5,533)	-	-	(17,330)	-
TGLT S.A. (3)	-	-	-	-	32,573	-	(2,345)	-	-	-
Total	3,092	7,706	4,711	27,748	32,573	(10,585)	(21,575)	(130,485)	(38,394)	(12)

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

6.Balances and transactions with related parties (continued)

The following is a summary of the transactions with related parties:

Company	(Expense) income included in the Statements of Income for the years ended June 30,
	2012					2011					2010
	Leases and services	Administrative expenses	Financial results, net	Other income (expenses), net	Shared services	Leases and services	Administrative expenses	Financial results, net	Other income (expenses), net	Shared services	Administrative expenses	Financial results, net	Shared services
Shareholders	- -	- -	- -	(151)	- -	- -	- -	- -	- -	- -	- -	- -	- -
Cresud S.A.C.I.F. y A. (5)	- -	- -	906	- -	(48,119)	- -	- -	(729)	- -	(39,805)	- -	(4,100)	(16,697)
CAM Comunications LP (Delaware) (4)	- -	- -	- -	- -	- -	- -	- -	42	- -	- -	- -	- -	- -
Directors	- -	(36,024)	-1	- -	- -	- -	(29,419)	-4	- -	- -	(22,408)	-9	- -
Estudio Zang, Bergel y Viñes (8)	- -	(2,651)	- -	- -	- -	- -	(2,702)	- -	- -	- -	(1,862)	- -	- -
Fundación IRSA (4)	- -	- -	- -	(737)	- -	- -	- -	- -	(213)	- -	- -	- -	- -
Tarshop S.A. (10)	2,646	- -	- -	- -	- -	1,429	- -	80	12,596	- -	- -	- -	- -
Inversiones Financieras del Sur S.A. (11)	- -	- -	125	- -	- -	- -	- -	516	- -	- -	- -	- -	- -
TGLT S.A. (3)	- -	- -	(50)	- -	- -	- -	- -	(43)	- -	- -	- -	- -	- -
IRSA Inversiones y Representaciones Sociedad Anónima (9)	- -	(4,525)	(13,648)	- -	437	- -	(5,353)	(16,794)	- -	1,354	(4,007)	(37,869)	547
Parque Arauco S.A. (12)	- -	- -	- -	- -	- -	- -	- -	(315)	- -	- -	- -	(8,049)	- -
Personnel	- -	- -	- -	- -	- -	- -	- -	209	- -	- -	- -	12	- -
Total	2,646	(43,200)	(12,668)	(888)	(47,682)	1,429	(37,474)	(17,038)	12,383	(38,451)	(28,277)	(50,015)	(16,150)

1.     Subsidiary of Cresud S.A.C.I.F. y A..
2.     Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
3.     Equity investee of APSA.
4.     Related to  IRSA Inversiones y Representaciones Sociedad Anónima.
5.     Parent company of IRSA Inversiones y Representaciones Sociedad Anónima.
6.     Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
7.     Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
8.     Related to the Board of Directors.
9.     Parent company.
10.   Subsidiary, later equity investee. See Note 8.i) to the Basic Financial Statements.
11.   Shareholder of  Cresud S.A.C.I.F. y A. and IRSA Inversiones y Representaciones Sociedad Anónima.
12.   Shareholder up to October 15, 2010.
13.   Joint venture.
14.   Related to Cresud S.A.C.I.F. y A. and Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

7.Financial results, net

	Years ended June 30,
	2012	2011	2010
Generated by assets:
Late charges on collected receivables	8,075	6,105	7,375
Effect on the present value accounting	5,147	4,233	3,113
Results from financial investments	2,738	3,644	391
Foreign currency exchange gain	21,485	13,300	860
Gain (loss) on the disposal of Tarshop	16,004	(15,327)	(13,721)
Impairment of non-compete agreement	- -	(7,547)	- -
Mutual fund investment income	9,576	3,326	2,816
Other results	2,284	1,347	1,343
	65,309	9,081	2,177
Generated by liabilities:
Financial expenses	(64,085)	(75,061)	(79,773)
Other interest	(118)	(145)	(107)
Interest on taxes payable	(5,324)	(6,743)	(8,758)
Foreign currency exchange (loss)	(69,631)	(30,760)	(23,305)
(Loss) Gain from derivative instruments	(1,050)	- -	(2,582)
Gain from repurchase of Non-Convertible Notes	- -	289	- -
Loss from update of advances for leases	(4,652)	(3,805)	- -
	(144,860)	(116,225)	(114,525)
	(79,551)	(107,144)	(112,348)

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

During the fiscal year ended June 30, 2010, the Company, through its subsidiary, Tarshop, and its jointly controlled entity, Apsamedia, was engaged in the origination of consumer loans and credit card transactions and securitization of receivables. As part of a plan, the Company sold 80% of Tarshop on September 13, 2010, and acquired the remaining 50% in Apsamedia in January 2011. After acquisition of control in Apsamedia, the Company sold a significant portion of its receivables portfolio and other assets to Tarshop. Apsamedia retained certain receivables and continues as an entity with

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

8. Segment information (continued)

residual activities. The Company continues in the consumer financing business through its 20% interest in Tarshop where it retained significant influence.

Accordingly, the consumer financing business segment includes the consolidated results of Tarshop for the year ended June 30, 2010, and for the period from July 1, 2010 through August 31, 2010. As from September 1, 2010, the Company analyzed the performance of its consumer financing segment through monitoring its results in Tarshop as an equity method investee. Additionally, the consumer financing business segment includes the proportionate consolidated results of Apsamedia for the year ended June 30, 2010, and for the period from July 1, 2010 through December 31, 2010. As from January 1, 2011, the results of Apsamedia were consolidated into the results of the Company. However, these results are residual since a significant portion of Apsamedia’s business was sold to Tarshop in January 2011.

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

As of and for the year ended June 30, 2012:
	Leases and services	Consumer financing	Others	Total reportable segments	Eliminations	Total as of and for the year ended June 30, 2012
Revenues	882,293	4,836	36,489	923,618	- -	923,618
Costs	(157,260)	(1,605)	(31,744)	(190,609)	- -	(190,609)
Gross profit	725,033	3,231	4,745	733,009	- -	733,009
Selling expenses	(52,775)	(296)	(1,558)	(54,629)	- -	(54,629)
Administrative expenses	(89,923)	(267)	(57)	(90,247)	- -	(90,247)
Gain from recognition of inventories at net realizable value	- -	- -	8,870	8,870	- -	8,870
Operating income	582,335	2,668	12,000	597,003	- -	597,003
Gain on equity investees (iii)	- -	10,125	- -	10,125	- -	10,125
Amortization of goodwill	2,105	- -	- -	2,105	- -	2,105
Financial results, net	(84,453)	4,904	(2)	(79,551)	- -	(79,551)
Other income (expenses), net	(16,918)	736	- -	(16,182)	- -	(16,182)
Income before taxes and minority interest	483,069	18,433	11,998	513,500	- -	513,500
Income tax expense	(167,331)	(194)	(4,200)	(171,725)	- -	(171,725)
Minority interest	(13,933)	- -	- -	(13,933)	- -	(13,933)
Net income	301,805	18,239	7,798	327,842	- -	327,842

Depreciation and amortization	115,033	17	- -	115,050	- -	115,050
Acquisitions of fixed assets	213,987	- -	- -	213,987	- -	213,987
Operating assets	1,893,338	15,875	38,506	1,947,719	148,044	2,095,763
Non operating assets	1,294,123	46,631	- -	1,340,754	(948,143)	392,611
Total Assets	3,187,461	62,506	38,506	3,288,473	(800,099)	2,488,374

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

8. Segment information (continued)

As of and for the year ended June 30, 2011:

	Leases and services	Consumer financing	Others	Total reportable segments	Eliminations	Total as of and for the year ended June 30, 2011
Revenues	677,129	68,576	110,970	856,675	(i)(207)	856,468
Costs	(165,069)	(23,465)	(70,028)	(258,562)	(i) (ii) 802	(257,760)
Gross profit	512,060	45,111	40,942	598,113	595	598,708
Selling expenses	(40,229)	(25,109)	(3,102)	(68,440)	- -	(68,440)
Administrative expenses	(69,124)	(6,987)	(197)	(76,308)	- -	(76,308)
Gain from recognition of inventories at net realizable value	- -	- -	14,964	14,964	- -	14,964
Net income from retained interest in securitized receivables	- -	4,707	- -	4,707	- -	4,707
Operating income	402,707	17,722	52,607	473,036	595	473,631
Gain on equity investees (iii)	- -	9,117	- -	9,117	- -	9,117
Amortization of goodwill	1,783	100	- -	1,883	- -	1,883
Financial results, net	(84,850)	(21,924)	225	(106,549)	(ii) (595)	(107,144)
Other income (expenses), net	(2,629)	12,597	(1,621)	8,347	- -	8,347
Income before taxes and minority interest	317,011	17,612	51,211	385,834	- -	385,834
Income tax expense	(99,034)	5,212	(12,759)	(106,581)	- -	(106,581)
Minority interest	(7,199)	- -	- -	(7,199)	- -	(7,199)
Net income	210,778	22,824	38,452	272,054	- -	272,054

Depreciation and amortization	115,078	2,276	- -	117,354	- -	117,354
Acquisitions of fixed assets	99,612	3,003	- -	102,615	- -	102,615
Operating assets	1,704,189	26,198	60,268	1,790,655	120,932	1,911,587
Non operating assets	1,100,411	22,510	- -	1,122,921	(712,573)	410,348
Total Assets	2,804,600	48,708	60,268	2,913,576	(591,641)	2,321,935

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.
(iii)	Represents the equity investment in Tarshop.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

8. Segment information (continued)

As of and for the year ended June 30, 2010:

	Leases and services	Consumer financing	Others	Total reportable segments	Eliminations	Total as of and for the year ended June 30, 2010
Revenues	518,463	265,346	1,172	784,981	(108)	784,873
Costs	(158,559)	(102,980)	(328)	(261,867)	3,035	(258,832)
Gross profit	359,904	162,366	844	523,114	2,927	526,041
Selling expenses	(37,134)	(125,562)	(43)	(162,739)	- -	(162,739)
Administrative expenses	(56,140)	(25,234)	(60)	(81,434)	- -	(81,434)
Gain from recognition of inventories at net realizable value	- -	- -	1,162	1,162	- -	1,162
Net income from retained interest in securitized receivables	- -	37,470	- -	37,470	- -	37,470
Operating income	266,630	49,040	1,903	317,573	2,927	320,500
Amortization of goodwill	(1,017)	(628)	- -	(1,645)	- -	(1,645)
Financial results, net	(92,848)	(16,534)	(39)	(109,421)	(2,927)	(112,348)
Other income (expenses), net	(1,320)	(1,984)	- -	(3,304)	- -	(3,304)
Income before taxes and minority interest	171,445	29,894	1,864	203,203	- -	203,203
Income tax expense	(54,632)	(10,473)	(666)	(65,771)	- -	(65,771)
Minority interest	(4,935)	(158)	- -	(5,093)	- -	(5,093)
Net income	111,878	19,263	1,198	132,339	- -	132,339

Depreciation and amortization	113,337	8,622	- -	121,959	- -	121,959
Acquisitions of fixed assets	58,914	2,176	- -	61,090	- -	61,090
Operating assets	1,829,171	277,486	22,227	2,128,884	- -	2,128,884
Non operating assets	371,552	200,783	- -	572,335	(216,669)	355,666
Total Assets	2,200,723	478,269	22,227	2,701,219	(216,669)	2,484,550

(i)	Represents inter-segment lease revenues and expenses.
(ii)	Represents interest expense generated by inter-segment loan used to fund the credit card activity.

9.         Additional information on assets and liabilities

The aging of main assets and liabilities as of June 30, 2012 is as follows:

	To mature in 3 months	To mature between 4 and 6 months	To mature between 7 and 9 months	To mature between 10 and 12 months	To mature in greater than 1 year	Past due	No fixed term	Total
Assets
Other investments, net (i)	40,569	1,886	1,886	3,012	29,958	- -	220	77,531
Accounts receivable, net	58,391	44,878	18,806	7,647	2,241	126,399	1,546	259,908
Other receivables and prepaid expenses, net	48,387	16,141	11,216	10,330	12,976	- -	34,474	133,524
	147,347	62,905	31,908	20,989	45,175	126,399	36,240	470,963
Liabilities
Trade accounts payable	73,955	1,645	1,115	120	4	14,847	357	92,043
Customer advances	67,742	33,799	28,709	21,109	114,079	284	38	265,760
Short-term and long-term debt	44,482	8,455	1,307	27,962	697,979	- -	- -	780,185
Other liabilities (ii)	74,800	31,737	108,614	4,263	43,531	- -	110,968	373,913
	260,979	75,636	139,745	53,454	855,593	15,131	111,363	1,511,901

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

9.           Additional information on assets and liabilities (continued)

	Accruing interest at a fixed rate		Accruing interest at a variable rate		Not accruing interest
	Current	Non- -Current	Current	Non- -Current	Current	Non- -Current	Total
Assets
Other investments, net (i)	5,666	2,958	40,635	9,720	1,272	17,280	77,531
Accounts receivable, net	2,479	- -	100	- -	255,088	2,241	259,908
Other receivables and prepaid expenses, net	2,708	- -	12,641	58,912	59,263	- -	133,524
	10,853	2,958	53,376	68,632	315,623	19,521	470,963
Liabilities
Trade accounts payable	- -	- -	- -	- -	92,039	4	92,043
Customer advances	- -	- -	- -	- -	151,681	114,079	265,760
Short-term and long-term debt	50,027	697,979	32,179	- -	- -	- -	780,185
Other liabilities (ii)	5,835	17,374	- -	64,146	219,702	66,856	373,913
	55,862	715,353	32,179	64,146	463,422	180,939	1,511,901

(i)	Includes mutual funds, government bonds, mortgage bonds, TDFs, retained interests in securitized receivables and allowance for impairment of CPs Non-Convertible Notes – Cresud S.A.C.I.F. y A.
(ii)      Includes salaries and social security payable, taxes payable, other liabilities, dividends payable and provisions.

The aging of main assets and liabilities as of June 30, 2011 is as follows:

	To mature in 3 months	To mature between 4 and 6 months	To mature between 7 and 9 months	To mature between 10 and 12 months	To mature in greater than 1 year	Past due	No fixed term	Total
Assets
Other investments, net (i)	148,366	654	654	654	7,706	- -	- -	158,034
Accounts receivable, net	116,046	25,285	13,504	5,024	562	39,947	598	200,966
Other receivables and prepaid expenses, net	55,612	15,534	11,222	11,198	11,604	244	46,531	151,945
	320,024	41,473	25,380	16,876	19,872	40,191	47,129	510,945
Liabilities
Trade accounts payable	58,113	13,475	4,480	6,001	47	1,761	- -	83,877
Customer advances	65,995	25,335	22,132	16,206	95,020	50	1,294	226,032
Short-term and long-term debt	65,785	36,181	- -	19,649	615,503	- -	- -	737,118
Other liabilities (ii)	98,108	77,480	3,646	1,852	37,317	- -	130,704	349,107
	288,001	152,471	30,258	43,708	747,887	1,811	131,998	1,396,134

	Accruing interest at a fixed rate		Accruing interest at a variable rate		Not accruing interest
	Current	Non- -Current	Current	Non- -Current	Current	Non- -Current	Total
Assets
Other investments, net (i)	10,275	- -	140,052	7,706	1	- -	158,034
Accounts receivable, net	9,883	- -	761	- -	189,760	562	200,966
Other receivables and prepaid expenses, net	3,527	727	600	- -	92,179	54,912	151,945
	23,685	727	141,413	7,706	281,940	55,474	510,945
Liabilities
Trade accounts payable	380	- -	- -	- -	83,450	47	83,877
Customer advances	- -	- -	300	1,689	130,710	93,333	226,032
Short-term and long-term debt	51,079	615,503	54,574	- -	15,962	- -	737,118
Other liabilities (ii)	3,534	19,592	- -	5,929	179,065	140,987	349,107
	54,993	635,095	54,874	7,618	409,187	234,367	1,396,134

(i)	Includes mutual funds, government bonds, mortgage bonds, TDFs, retained interests in securitized receivables and allowance for impairment of CPs Non-Convertible Notes – Cresud S.A.C.I.F. y A.
(ii)      Includes salaries and social security payable, taxes payable, other liabilities and provisions.

10.         Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2012	2011	2010
Numerator:
Net income available to common shareholders	327,842	272,054	132,339
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes (i)	13,749	13,046	18,097
Foreign currency exchange loss on Convertible Notes (i)	13,522	6,150	6,329
Income tax effect	(9,545)	(6,718)	(8,549)
Net income available to common shareholders plus assumed conversions	345,568	284,532	148,216

Denominator:
Weighted-average number of shares outstanding	1,259,823	1,130,083	782,064
Plus: incremental shares of assumed conversions:
Convertible Notes	1,304,781	1,248,309	1,793,245
Adjusted weighted-average number of shares (ii)	2,564,604	2,378,392	2,575,309

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

10. Earnings per share (continued)

	Year ended June 30,
Basic and diluted EPS:	2012	2011	2010
Basic net income per common share	0.26	0.24	0.17
Diluted net income per common share (i)	0.13	0.12	0.06

(i)See Note 12 for details of the issuance of Convertible Notes.

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

Income tax expense for the years ended June 30, 2012, 2011 and 2010 consisted of the following:

	2012	2011	2010
Current income tax expense	195,960	138,519	66,690
Deferred income tax benefit	(24,235)	(31,938)	(919)
Income tax expense	171,725	106,581	65,771

Beginning of year	(114,787)	(120,019)	(120,938)
Disposal of subsidiary (Note 2.h)	- -	(31,116)	- -
Acquisition of business (Note 2.h)	(9,298)	4,410	- -
Current income tax benefit	24,235	31,938	919
End of period	(99,850)	(114,787)	(120,019)

The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities at June 30, 2012 and 2011 are presented below:

	Balances as of June 30, 2011	Changes for the year	Balances as of June 30, 2012
Deferred tax assets and liabilities:
Accounts receivable	3,841	1,323	5,164
Other receivables and prepaid expenses	1,796	(2,806)	(1,010)
Inventory	(8,555)	5,218	(3,337)
Investments	(52,040)	(2,039)	(54,079)
Fixed assets	(127,478)	2,815	(124,663)
Intangible assets	(7,959)	(4,206)	(12,165)
Salaries and social security payablepayable	1,527	(199)	1,328
Short-term and long-term debt	(952)	169	(783)
Taxes payable	518	213	731
Customer advances	44,535	11,560	56,095
Other liabilities	(61)	1,860	1,799
Provisions.........................................................	4,122	(365)	3,757
Tax loss carryforwards (i)	26,220	3,182	29,402
Valuation allowance	(301)	(1,788)	(2,089)
Net deferred income tax liabilities	(114,787)	14,937	(99,850)

(i) As of June 30, 2012 and 2011 the Company and its subsidiaries had accumulated tax loss carryforwards of approximately Ps. 84.0 million and Ps. 74.9 million, respectively, which expire at various dates through 2015.

Alto Palermo S.A. (APSA)
Consolidated Balance Sheets
(In thousands of Argentine Pesos, except as otherwise indicated)
11.	Income taxes (continued)

Income tax expense for the years ended June 30, 2012, 2011 and 2010 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2012	2011	2010
Income tax expense at statutory tax rate on pretax income (loss)	179,725	135,042	71,121
Tax loss carryforwards (i)	- -	(14,169)	(41,826)
Change in valuation allowance	100	(16,622)	40,636
(Gain) loss for disposal of assets	(8,777)	5,362	- -
Gain on equity investee	(3,544)	(3,191)	- -
Reimbursement of expired cash dividends	1,333	- -	- -
Others, net	2,888	159	(4,160)
Income tax expense	171,725	106,581	65,771

(i)        During the year ended June 30, 2010, due to a change in tax laws, the Company recognized higher tax loss carryforwards.

12.         Issuance of Convertible and Non-Convertible Notes and Securities representing short-term debt

Issuance of Convertible and Non-Convertible Notes

i)	Issuance of Convertible Notes

On July 19, 2002, the Company issued US$ 50 million of Series I Convertible Notes (“Convertible Notes”) with a face value of Ps. 0.1 each due July 19, 2014. The Convertible Notes bear interest at a fixed rate of 10% per annum and interest is payable semi-annually. The Convertible Notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of (i) the result from dividing the nominal value of the Company's shares (Ps. 0.1) by the exchange rate and (ii) US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each. The shares underlying the conversion of the Notes are entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

This issuance was approved by the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by Resolution No. 14,196 of the National Securities Commission dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

On October 7, 2010, holders of Convertible Notes amounting to US$ 15.5 million exercised their conversion rights. Consequently, the Company issued 477,544,197 shares of common stock, with a face value of Ps. 0.1 each. In addition, on September 21, 2011, one holder of Convertible Notes exercised their conversion rights. Consequently, the Company issued 277,777 shares of common stock, with a face value of Ps. 0.1 each.  Upon conversion and issuance of the shares, the share capital of the Company increased from 782,064,214 to 1,259,886,188 shares of common stock. Thus, from the program issuance date until June 30, 2012, holders of Convertible Notes have exercised their right to convert them for a total of US$ 18.3 million.

As of June 30, 2012, the amount of Convertible Notes outstanding is US$ 31.7 million.

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

On May 11, 2007, the Company issued two series of Non-Convertible Notes for a total amount of US$ 170 million (the “2007 Non-Convertible Notes). These issuances were part of the Global Issuance Program of Notes for a face value of up to US$ 200 million authorized by Resolution No. 15,614 of National Securities Commission dated April 19, 2007. On October 29, 2009, the Ordinary and Extraordinary Meeting of Shareholders approved the increase of an additional amount of US$ 200 million of the Global Issuance Program of Notes, reaching a total amount of up to US$ 400 million.

Series I of the 2007 Non-Convertible Notes amounted to US$ 120 million and accrue interest at a fixed interest rate of 7.875% payable on May 11 and November 11 of each year as from November 11, 2007. Principal is due May 11, 2017.

On June 15, 2011, the Company pledged corporate Series I of the 2007 Non-Convertible Notes in favor of Banco Hipotecario S.A. at a nominal value of US$ 1.2 million.

Series II of the 2007 Non-Convertible Notes amounted to Ps. 154 million (equivalent to US$ 50 million). Principal is due in seven equal and consecutive semi-annual installments as from June 11, 2009, and accrue interest at a fixed rate of 11% per annum, payable on June 11 and December 11 of each year as from December 11, 2007.

On April 18, 2011, the Company repurchased from Cresud S.A.C.I.F. y A., the controlling shareholder of IRSA, US$ 5 million of Series I of 2007 Non-Convertible Notes at a price of US$ 5.1 million, which price resulted from an average of prices quoted by three banks plus accrued interest until settlement of the transaction. In addition, during fiscal year 2009, the Company had repurchased from the market another US$ 5 million of Series I of 2007 Non-Convertible Notes. As of June 30, 2012, the Company repurchased a total of US$10 million of Series I of 2007 Non-Convertible Notes, which were valued at face value and netted against the principal plus interest owed.

As of June 30, 2012, Series II is completely canceled.

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

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

13.           Adoption of International Financial Reporting Standards (“IFRS”)

The CNV, through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the F.A.C.P.C.E., which adopt the IFRS, issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

Therefore, the Company is required to adopt IFRS as published by the IASB as from the fiscal year beginning July 1, 2012, being the financial statements as of September 30, 2012 and for the three-month periods ended September 30, 2012 and 2011, the first interim financial statements prepared under IFRS as published by the IASB. The Company’s transition date for the adoption of IFRS is July 1, 2011.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the FACPCE and as implemented, adapted, amended, revised and/or supplemented by the CPCECABA (collectively “Argentine GAAP”), and in accordance with the regulations of the CNV; which differ from IFRS as to measurement and presentation.

The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

IFRS 1 allows entities adopting IFRS for the first time to consider certain one-time exemptions. Additionally, IFRS 1 requires the application of certain mandatory exceptions. These exemptions have been foreseen by the IASB to simplify the first-time application of certain IFRS, relieving the obligation of retrospective application of the standards.

Following is a summary of the exemptions and exceptions included in IFRS 1 applicable to the Company in the transition from Argentine GAAP to IFRS:

1.	Optional exemption to IFRS

Below is a detail of the applicable optional exemptions applicable to the Company under IFRS 1.

1.1.	Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3 “Business combinations” prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Company elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

1.2.	Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Company elected to measure certain items of property, plant and equipment and investment property at price-adjusted values as at July 1, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Company adopted a cost-based policy for all of its assets. As such, the Company used the previous fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment property and property, plant and equipment (primarily shopping centers, office buildings and hotel buildings) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16 “Property, Plant and equipment”.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

13.           Adoption of International Financial Reporting Standards (“IFRS”) (continued)

1.3.	Exemption for compound financial instruments

IFRS 1 establishes that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Company elected not to restate convertible debt instruments no longer outstanding at the date of transition.

1.4.	Exemption for borrowing costs

IFRS 1 allows not restating borrowing cost capitalized at the date of  transition under previous GAAP. The Company elected to apply the requirements of IAS 23 “Borrowing costs” prospectively from the date of transition.

1.5.	Exemption for assets and liabilities of subsidiaries

In accordance with IFRS 1, if a parent company adopts IFRS later than its subsidiary, associate or joint venture, the assets and liabilities of the subsidiary, associate or joint venture shall be measured in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes in the Company’s accounting Policy when consolidating if applicable. The Company’s associate, Tarshop S.A., adopted IFRS for the fiscal year ended December 31, 2012.

The company has not used other optional exemptions available in IFRS 1.

2.	IFRS mandatory exceptions

The mandatory exceptions to IFRS 1 applicable to the Company are detailed bellow:

2.1.	Exception for estimates

The estimates made by the Company under IFRS at July 1, 2011 are consistent with the estimates made at the same date under Argentine GAAP. Therefore, the estimates made by the Company under previous GAAP have not been revised for application of IFRS except where necessary to reflect any difference in accounting policies.

2.2.	Exception for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under Argentine GAAP, the Company accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Company accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Company did not restate these acquisitions and/or disposals prior to transition date.

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Company recognized any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

3.	Mandatory reconciliations

In accordance with the requirements of Technical Resolution No. 26 (as subsequently amended by Technical Resolution No. 29), set out below are the reconciliations of shareholders’ equity at June 30, 2012 and July 1, 2011, and the reconciliations of net income, other comprehensive income and cash flows for the year ended June 30, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)
13.         Adoption of International Financial Reporting Standards (“IFRS”) (continued)

The items and/or amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

3.1.	Reconciliation of shareholders’ equity at July 1, 2011 and June 30, 2012

		07.01.11	06.30.12
Total shareholders’ equity under Argentine GAAP attributable to APSA		788,274	828,047
Revenue recognition – “scheduled rent increases”	(a)	47,546	74,863
Revenue recognition – “letting fees”	(b)	(35,447)	(44,446)
Trading properties	(c)	(25,694)	(16,033)
Pre-operating and organization expenses	(d)	(21,961)	(20,903)
Goodwill	(e)	27,685	25,651
Non-current investments – financial assets	(f)	12,255	6,090
Initial direct costs on operating leases	(g)	232	351
Tenant deposits	(h)	43	111
Impairment of financial assets	(i)	(2,088)	(519)
Present value accounting – tax credits	(j)	10,943	5,803
Investments in associates	(k)	(6,454)	(11,609)
Investments in joint ventures	(l)	-	28
Acquisition of non-controlling interest	(m)	-	(14,773)
Deferred income tax	(n)	(107)	(8,565)
Non-controlling interest on adjustment above	(o)	691	(220)
Subtotal shareholders’ equity under IFRS attributable to APSA		795,918	823,876
Non-controlling interest		136,836	148,647
Total shareholders’ equity under IFRS		932,754	972,523

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

13.           Adoption of International Financial Reporting Standards (“IFRS”) (continued)

3.2.	Reconciliation of net income for the year ended June 30, 2012

		As of June 30, 2012
Net income under Argentine GAAP attributable to Alto Palermo S.A.		327,842
Revenue recognition – “scheduled rent increases”	(a)	27,317
Revenue recognition – “letting fees”	(b)	(8,999)
Trading properties	(c)	9,661
Pre-operating and organization expenses	(d)	1,058
Goodwill	(e)	(2,034)
Non-current investments – financial assets	(f)	(6,165)
Initial direct costs on operating leases	(g)	119
Tenant deposits	(h)	68
Impairment of financial assets	(i)	1,569
Present value accounting – tax credits	(j)	(5,140)
Investments in associates	(k)	(5,155)
Investments in joint ventures	(l)	28
Acquisition of non-controlling interest	(m)	-
Deferred income tax	(n)	(8,458)
Non-controlling interest on adjustments above	(o)	336
Subtotal net income under IFRS attributable to Alto Palermo S.A.		332,047
Non-controlling interest		13,597
Total net income under IFRS		345,644

3.3.	Reconciliation of other comprehensive income for the year ended June 30, 2012

As of June 30, 2012
Other comprehensive income under Argentine GAAP attributable to Alto Palermo S.A.	-
Subtotal other comprehensive income under IFRS attributable to Alto Palermo S.A.	-
Non-controlling interest	-
Other comprehensive income under IFRS	-

3.4.	Reconciliation of cash flows for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made various reclassifications between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

3.4.1.	Operating activities

Cash generated from operating activities under Argentine GAAP	623,753
Deconsolidation of joint ventures	(7,005)
Cash generated from operating activities under IFRS (1)	616,748
(1)	Includes the effect of variation in exchange rates on cash and cash equivalents.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

13.           Adoption of International Financial Reporting Standards (“IFRS”) (continued)

3.4.2.	Investing activities

Cash used in investing activities under Argentine GAAP	(251,436)
Acquisition of non-controlling interest in subsidiaries	7,363
Deconsolidation of joint ventures	(15,337)
Cash used in investing activities under IFRS	(259,410)

3.4.3.Financing activities

Cash used in financing activities under Argentine GAAP	(413,915)
Acquisition of non-controlling interest in subsidiaries	(7,363)
Deconsolidation of joint ventures	21,086
Cash used in financing activities under IFRS	(400,192)

3.4.4.Net increase / (decrease) in cash and cash equivalents

Net decrease in cash and cash equivalents under Argentine GAAP	(41,598)
Deconsolidation of joint ventures	(1,256)
Net increase decrease in cash and cash equivalents under IFRS	(42,854)

3.4.5.Disclosure reclassifications that affect the statement of cash flow for the fiscal year ended on June 30, 2012

Pursuant to Argentine GAAP, the Company proportionally consolidated the joint ventures’ accounts, which are Quality Invest S.A. and Nuevo Puerto Santa Fe S.A.. Consequently, there were some differences between the amount of cash and cash equivalents reported in the main statement of cash flows and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

Additionally, pursuant to Argentine GAAP, acquisition of minority interests was reported as investing activities. In accordance with IFRS, it would be reported as cash from financing activities.

Thus, cash flows generated by or used in operating, investment and financing activities were different in the statement of cash flow prepared.

4.     Explanation of the transition to IFRS

(a)     Revenue recognition – “Scheduled rent increases”

Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS – The Company applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

As a consequence, the Company recognized a receivable for rent averaging of Ps. 47,546 and Ps. 74,863 at July 1, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

13.           Adoption of International Financial Reporting Standards (“IFRS”) (continued)

the year ended June 30, 2012, an amount of Ps. 47,546 was recognized against retained earnings and an amount of Ps. 27,317 was recognized in the statement of income.

(b)         Revenue recognition – “Letting fees”

Argentine GAAP – The Company does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Company acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Company) have signed the related lease contract.

IFRS – The Company considers that in these circumstances payments received from tenants for “letting fees” are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

As a result, payments received from tenants for “letting fees” of Ps. 35,447 and Ps. 44,446 were deferred as at July 1, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 35,447 was recognized against retained earnings and an amount of Ps. 8,999 loss was recognized in the statement of income.

(c)     Trading properties

Argentine GAAP – Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed.

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts. For conditional exchanges, sales are recognized when these conditions are satisfied.

As a result, the Company eliminated the effect of inflation adjustment on trading properties for a total of Ps. 10,730 and Ps. 7,164 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 10,730 million was recognized against retained earnings and an amount of Ps. 3,566 million gain was recognized in the statement of income.

On the other hand, the Company adjusted the revaluation of trading properties due to property contracts exchanged prior year-end and for which title had not been transferred as of that date, for an amount of Ps. 14,964 and Ps. 8,869 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 6,095 in the statement of income and the remaining amount of Ps. 14,964 against retained earnings.

 (d)         Pre-operating and organization expenses

Argentine GAAP - Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

13.         Adoption of International Financial Reporting Standards (“IFRS”) (continued)

IFRS – IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investment properties, trading properties or the formation of intangible assets and are immediately recognized as expenses.

As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized under IFRS for an amount of Ps. 21,961 and Ps. 20,903 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 1,058 in the statement of income and the remaining amount of Ps. 21,961 against retained earnings.

(e)     Goodwill

Argentine GAAP – The Company accounts for acquisitions of non-controlling interests under the acquisition method of accounting. Under the acquisition method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS – As noted in Note 9.1.1., the Company has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 9.2.2., the Company has applied the exception in IFRS 1 for acquisitions of non-controlling interests.

Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under IFRS.

In accordance with IFRS, goodwill is not amortized; it is, instead, tested for impairment annually. Goodwill has been tested at transition date and no impairment has been recognized. As a result, amortization charge has been adjusted in the statement of income.

Negative goodwill

Argentine GAAP - Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest was lower than the carrying amount of the acquired assets and assumed liabilities, the Company recognized such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortize it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's share in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Company recognized such amount as negative goodwill on the statement of financial position and amortized it over the period considered to justify negative goodwill not exceeding 20 years.

IFRS - As noted in Note 9.1.1., the Company has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 9.2.2., the Company has applied the exception in IFRS 1 for acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated, and the carrying amount of goodwill under IFRS as of July 1, 2011 equals the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

13.           Adoption of International Financial Reporting Standards (“IFRS”) (continued)

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor's share in the net fair values of the associate's and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS.

As a result, the Company adjusted the value of the goodwills mentioned for an amount of Ps. 27,685 and Ps. 25,651 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a loss for an amount of Ps. 2,034 in the statement of income and the remaining amount of Ps. 27,685 against retained earnings.

(f)     Non-current investments – financial assets

Argentine GAAP – The Company holds investments in listed shares with readily determinable fair values, namely TGLT S.A. Under Argentine GAAP, these investments were carried at acquisition cost since they are not held for the purpose of trading in the short term.

IFRS – Under IFRS 9 “Financial instruments”, all equity investments are measured at fair value. Equity investments that are held for trading are measured at their fair value through profit or loss. For all other equity investments, the Company can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Company has elected to recognize the changes in fair value of these equity securities in the statement of income.

As a result, the Company adjusted the value of these equity securities to fair value by Ps. 12,255 and Ps. 6,090 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 12,255 was recognized against retained earnings and an amount of Ps. 6,165 was recognized in the statement of income.

(g)         Initial direct costs on operating leases

Argentine GAAP - Under Argentine GAAP, certain initial direct costs (i.e. legal, commissions and other fees) paid to third parties for arranging a lease (when the Company is a lessor) are recognized as an immediate expense when incurred.

IFRS – Initial direct costs incurred by lessors in the arranging an operating lease agreement are added to the carrying amount of the assets leased (i.e. investment properties) and are recognized as an expense during the lease term on the same basis as the lease income.

Consequently, the Company added Ps. 232 and Ps. 351, to “Investment Properties” as of as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. In the fiscal year ended June 30, 2012, the company recognized Ps. 232 against retained earnings and Ps. 119 in the statement of income.

(h)         Tenant deposits

Argentine GAAP - The Company obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally three years. The deposits generally amount to one month of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

13.           Adoption of International Financial Reporting Standards (“IFRS”) (continued)

IFRS - Tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost.

As a consequence, the Company adjusted the financial liability from tenant deposits for an amount of Ps. 43 and Ps. 111 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain of Ps. 68 in the statement of income and the remaining amount of Ps. 43 against retained earning

(i)     Impairment of financial assets

Argentine GAAP - As at July 1, 2011, the Company maintains a balance of Ps 2.1. millon credits relating to credit card loans, these loan receivable are carried at amortized cost. Under Argentine GAAP, the Company determined an allowance for loan losses based on specific criteria set forth for financial and banking institutions.

IFRS - The Company applied the impairment provisions in IFRS 9.

As a result, the Company recognized an impairment loss of Ps. 2,088 and Ps. 519 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 2,088 was recognized against retained earnings and an amount of Ps. 1,569 was recognized in the statement of income.

(j)     Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end.

IFRS – Under IFRS, there is no requirement to discount long-term tax credits. The Company elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

As a result, the Company eliminated the effect of discounting tax credits for an amount of Ps. 10,943 and Ps. 5,803 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 10,943 was recognized against retained earnings and an amount of Ps. 5,140 was recognized in the statement of income.

(k)         Impact of IFRS adjustments on investment in associates

Argentine GAAP - Investments in entities in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

IFRS - The Company assessed its interests in Tarshop S.A. and determined that exercises significant influence over it. Accordingly, under IFRS, the Company also accounts for the investments under the equity method of accounting. However, the Company has assessed the impact of IFRS adjustments on the financial statements of this investments prepared under Argentine GAAP prior to the application of the equity method.

As at July 1, 2011 and June 30, 2012, the associates of the Company is Tarshop S.A.

Bellow is a description of the most significant IFRS adjustments to the equity and net income of associates.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)
13.         Adoption of International Financial Reporting Standards (“IFRS”) (continued)

-     Under Argentine GAAP, revenues from life and disability insurance and loan origination are recognized on an up-front basis. Under IFRS, these are recognized on a straight line basis over the term of the respective underlying receivables.

-     Under Argentine GAAP, the allowance for loan losses are recognized following the specific criteria as set forth by the Argentine Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions of IFRS 9.

-     Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

-     Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “Insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

Consequently the associate was reduced by Ps. 6,454 and Ps. 11,609 as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. In the fiscal year ended June 30, 2012. The Company recognized Ps. 6,454 against retained earnings and Ps. 5,155 in the statement of income.

(l)     Impact of IFRS adjustments on investment in joint ventures

Argentine GAAP - Investments in entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Company reflect the Company’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Company applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

IFRS –The Company assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11 “Joint arrangements”. Accordingly, the Company accounted for its joint ventures under the equity method of accounting. The Company has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As at July 1, 2011 and June 30, 2012, the joint ventures of the Company are those detailed in Note 2 to the basic financial statements.

Below is a description of the main significant IFRS adjustments to the joint ventures equity and net income.

Investment and development properties:

-     Under Argentine GAAP, tenant deposits are treated as liabilities and measured at the amount received by the tenants. Under IFRS, tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost.

-     Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Under IFRS, the Company applied IAS 17 “Leases”. Consequently, revenue derived from operating leases with scheduled increases in recognized linearly over the lease agreement term.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)
13.         Adoption of International Financial Reporting Standards (“IFRS”) (continued)

-     Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end. Under IFRS, there is no requirement to discount long-term tax credits. The joint venture elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits. As a result, the joint venture eliminated the effect of discounting tax.

Consequently, the joint venture´s, equity was increased in Ps. 28 as of June 30, 2012. As of July 1st, 2011, the Company did not have joint venture´s investments. For the fiscal year ended as of June 30, 2012, Ps. 28 was recognized in the statement of income.

(m)         Acquisition of non-controlling interest

As stated in Note 9.2.2., the Company has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in loss of control. Consequently, acquisitions of non-controlling interests that took place before July 1, 2011 have not been restated.

IFRS adjustments detailed below relate to acquisitions of non-controlling interest that took place on July 1, 2011 or after date.

Argentine GAAP - Under Argentine GAAP, the Company accounted the acquisition of the non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

IFRS – Under IFRS, the Company applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to share premium. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

Consequently, as at June 30, 2012, the Company: (i) derecognized goodwill for Ps. 5,730, (ii) recognized a decrease in non-controlling interest for an amount of Ps. 1,247 and (iii) derecognized net assets for Ps. 9,043, and (iv) recognized a debit of Ps. 16,020 against equity.

(n)         Deferred income tax

Argentine GAAP - The Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Company assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS – There is no differences in the determination of the deferred tax. Nevertheless, deferred tax asset is recognized when it is considered probable (defined as “more likely that it occurs than not”) that the Company will future tax able profits to compensate the temporary difference or tax losses not used. IFRS do not allow recognizing impairment allowances.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)
13.         Adoption of International Financial Reporting Standards (“IFRS”) (continued)

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

As a result, on transition to IFRS, the Company has not recognized deferred tax assets relating to carry forward losses for an amount of Ps. 5,067 and Ps. 6,705 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 5,067 was recognized against retained earnings and an amount of Ps. 1,638 was recognized in the statement of income.

In addition, the Company has assessed the impact of all IFRS adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income taxes of Ps. 4,960 (gain) and Ps. 1,860 (loss) as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 4,960 was recognized against retained earnings and an amount of Ps. 6,820 was recognized in the statement of income.
(o)         Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

14.         Subsequent events

IRSA – Acquisition of Corporate Class Notes

On July 25, 2012, August 20, 2012 and September 11, 2012 , the Company acquired Corporate Notes Class II (US$) issued by IRSA Inversiones y Representaciones Sociedad Anónima in an aggregate amount of US$ 0.88 million, US$ 1.82 million and US$ 0.85 million, respectively, which accrue interest at a fixed rate of 11.5% per annum, and are payable semiannually on July 20 and January 20 each year. The principal will be fully canceled on July 20, 2020.

Quality Invest

Since the 1st of July till the issuance date of these financial statements, Quality Invest S.A. partially paid the second installment of the balance owed in relation to the purchase of Nobleza Piccardo S.A.I.C. y F.’s property in an amount of US$ 4,0 million.

Shareholders’ Meeting

The 2012 annual meeting of shareholders of the Company will be held on October 31st, 2012, at Bolívar 108 1st Floor, City of Buenos Aires, in order to consider and approve, among others, (i) the annual financial statements for the period ended June 30, 2012, (ii) the performance of the Board of Directors and Supervisory Committee, (iii) the treatment and allocation of results, (iv) the acquisition of the Convertible Notes issued by the Company, (v) the updating of the report on Incentive Plan for the benefit of the officers of according to the provisions approved and ratified by 2009/2010 and 2011 Shareholders' Meetings, respectively, (vi) the amendments to the Company’s bylaws in order to allow distance Board of Directors' meetings and expansion of the list of officers authorized to answer interrogatories, and (vii) the appointment of Directors, Members of the Supervisory Committee, and Certifying Accountant.

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

	Year ended June 30,
	2012	2011	2010
Reconciliation of net income:
Net income as reported under Argentine GAAP attributable to Alto Palermo S.A.	327,842	272,054	132,339
US GAAP adjustments:
- Pre-operating expenses (Note 15.I.b)	1,058	1,732	(8,399)
- Software developed or obtained for internal use (Note 15.I.c)	- -	7	49
- Purchase accounting amortization and depreciation expenses (Note 15.I.e).	(277)	22,321	60,729
- Accounting for real estate barter transactions (Note 15.I.f)	- -	(7,815)	- -
- Reversal of gain from valuation of inventories at net realizable value (Note 15.I.g)	6,094	(13,802)	(1,162)
- Securitization accounting (Note 15.I.h)	- -	- -	(2,280)
- Accounting for marketable securities (Note 15.I.i)	(293)	(893)	(172)
- Debtor’s accounting for a modification of convertible debt instruments (Note 15.I.j)………………………………………………………………	(445)	(899)	(445)
- Amortization of fees related to the Senior Notes (Note 15.I.k)	(49)	(133)	(97)
- Present-value accounting (Note 15.I.l)	(5,140)	(4,233)	(2,333)
- Reversal of previously recognized impairment losses (Note 15.I.m)	3,344	3,228	2,627
- Reversal of capitalized financial costs (Note 15.I.n)	1,315	1,200	(52)
- Revenue recognition - deferred insurance and origination fees (Note 15.I.o)	- -	(2,139)	22,925
- Revenue recognition – deferred commissions (Note 15.I.p)	(8,999)	(10,363)	(3,187)
- Revenue recognition – scheduled rent increases (Note 15.I.q)	27,317	13,935	18,751
- Impact of US GAAP adjustments on equity investee (Note 15.I.v)	(5,155)	2,925	- -
- Allowance for loan losses of credit card portfolio of Apsamedia (Note 15.I.y)	1,569	(2,088)	- -
- Disposal of business (Note 15.I.w)	- -	32,838	- -
- Push-down accounting (Note 15.I.x)	918	688	- -
- Impact of US GAAP adjustments on joint ventures (Note 15.I.z)	24	- -	- -
- Deferred income tax (Note 15.I.r)	(23,690)	(15,736)	2,504
- Non-controlling interest on adjustments above (Note 15.I.s)	1,246	607	(393)
- Net income under US GAAP attributable to Alto Palermo S.A.	326,679	293,434	221,404
- Non-controlling interest	12,687	6,592	5,486
- Net income under US GAAP	339,366	300,026	226,890

Earnings per share under US GAAP attributable to Alto Palermo S.A. (Note 15.II.j):
Basic net income per common share	0.26	0.26	0.28
Diluted net income per common share	0.13	0.13	0.09

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

	As of June 30,
	2012	2011
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP attributable to Alto Palermo S.A	828,047	788,274
US GAAP adjustments:
- Appraisal revaluation of fixed assets (Note 15.I.a)	(3,953)	(3,953)
- Pre-operating expenses (Note 15.I.b)	(20,903)	(21,961)
- Differences in basis relating to purchase accounting
Original value (Note 15.I.d)	109,353	109,353
Purchase accounting - Amortization and depreciation expenses (Note 15.I.e)	17,496	17,773
- Accounting for real estate barter transactions (Note 15.I.f)	(10,534)	(10,534)
- Reversal of gain from valuation of inventories at net realizable value (Note 15.I.g)	(8,870)	(14,964)
- Debtor’s accounting for a modification of convertible debt instruments (Note 15.I.j)	(56)	389
- Amortization of fees related to the Senior Notes (Note 15.I.k)	- -	49
- Present-value accounting (Note 15.I.l)	5,803	10,943
- Reversal of previously recognized impairment losses (Note 15.I.m)	(37,871)	(41,215)
- Reversal of capitalized financial costs (Note 15 I.n)	(57,770)	(59,085)
- Revenue recognition – deferred commissions (Note 15.I.p)	(44,446)	(35,447)
- Revenue recognition – scheduled rent increases (Note 15.I.q)	74,863	47,546
- Accounting for the investment in TGLT (Note 15.I.u)	6,090	12,255
- Impact of US GAAP adjustments on equity investee (Note 15.I.v)	(12,078)	(6,923)
- Allowance for loan losses of credit card portfolio of Apsamedia (Note 15.I.y)	(519)	(2,088)
- Push-down accounting (Note 15.I.x)	(12,250)	(13,168)
- Impact of US GAAP adjustments on joint ventures (Note 15.I.z)	30	- -
- Acquisition of non-controlling interest (Note 15.I.aa)	(14,773)	- -
- Deferred income tax (Note 15.I.r)	26,102	47,737
- Non-controlling interest on adjustments above (Note 15.I.s)	(16,281)	(21,024)
- Shareholders’ equity under US GAAP attributable to Alto Palermo S.A.	827,480	803,957
- Non-controlling interest	164,596	158,440
- Shareholders’ equity under US GAAP	992,076	962,397

	Year ended June 30,
	2012			2011
	Alto Palermo S.A.	Non-controlling interest	Total	Alto Palermo S.A.	Non-controlling interest	Total
Description of changes in shareholders’ equity under US GAAP:
- Shareholders’ equity as of the beginning of the year under US GAAP	Ps. 803,957	158,440	962,397	Ps. 695,789	152,887	848,676
- Cash dividends	(290,245)	(4,316)	(294,561)	(243,825)	(2,054)	(245,879)
- Other comprehensive income (Note 15.II.o)	(3,642)	(169)	(3,811)	11,175	207	11,382
- Conversion of debt into common stock	38	- -	38	61,240	- -	61,240
- Push-down accounting (Note 15.I.x)	- -	- -	- -	(13,856)	- -	(13,856)
- Long-term incentive program reserve	2,138	- -	2,138	- -	- -	- -
- Acquisition of non-controlling interest (Note 15.I.aa)	(11,445)	(4,762)	(16,207)	- -	- -	- -
- Non-controlling shareholders’ contribution	- -	2,716	2,716	- -	808	808
- Net income under US GAAP	326,679	12,687	339,366	293,434	6,592	300,026
- Shareholders’ equity as of the end of the year	827,480	164,596	992,076	Ps. 803,957	158,440	962,397

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

a)     Appraisal revaluation of fixed assets

As discussed in Note 3.e., under Argentine GAAP, the Company recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders' equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired. Under US GAAP, this parcel of land was recorded at original cost and therefore this reserve has been reversed. Since land is not amortized, there is no impact to the Consolidated Statements of Income.

b)	Pre-operating expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-opening activities and other start-up costs. These costs are amortized under the straight-line method generally over a period of three years. Under US GAAP, pursuant to ASC No. 720-15 “Other Expenses – Start-Up Costs” (“ASC No. 720-15”), such costs are charged to income as incurred. The US GAAP adjustment for the years ended June 30, 2012, 2011 and 2010 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expense on costs capitalized under Argentine GAAP and expensed under US GAAP.

c)	Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs related to software developed or obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of ASC No. 350-40 “Intangibles - Goodwill and Other - Internal-Use” (“ASC No. 350-40”).

The US GAAP adjustment for the years ended June 30, 2012, 2011 and 2010 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expense on costs capitalized under Argentine GAAP and expensed under US GAAP. As of June 30, 2011, these costs were fully amortized under Argentine GAAP.

During the year ended June 30, 2012, the Company did not capitalize any costs.

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

In addition, the US GAAP reconciling item includes various adjustments related to purchase accounting differences for certain business combinations which occurred prior to the year ended June 30, 2005 between US GAAP and Argentine GAAP prior to the adoption of revised accounting standards in Argentina. For business combinations which occurred prior to that date, the application of US GAAP standards to those business combinations resulted in differences between the amount of goodwill recorded for Argentine GAAP and US GAAP purposes. Following the adoption of pre-codification FAS 142 or ASC No. 350 “Intangibles - Goodwill and Others” (“ASC No. 350”), goodwill amortization ceased under US GAAP effective July 1, 2002. Consequently the net book value of goodwill under US GAAP as of June 30, 2012 amounts to Ps. 38.8 million while under Argentine GAAP the net book value of negative goodwill amounts to Ps. 0.1 million.

The differences between Argentine GAAP and US GAAP described above related to the acquisitions which occurred prior to July 1, 2009 impacted the US GAAP adjustments to net income as described in Note 15.I.e. and representing the net effect of (i) reversing the amortization expense of negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on lower amounts of fixed assets under US GAAP (reduced on a pro rata basis to allocate negative goodwill); (iii) amortization charges for intangible assets recognized under US GAAP (and reduced to zero under Argentine GAAP); and (iv) reversing the amortization of goodwill charged under Argentine GAAP and ceased under US GAAP since June 30, 2002.

Acquisitions for which their acquisition date was after July 1, 2009

Acquisition of Arcos del Gourmet

As discussed in Note 2.h, on November 27, 2009, the Company completed the acquisition of an 80% controlling interest in Arcos. Arcos is a company holder of a concession right to exploit the land and attached assets owned by the ONABE. The concession is for an initial term of sixteen years renewable at the option of the holder for an additional four year period. Under the concession, the Company is obligated to pay a monthly concession fee to ONABE. The land and attached assets (mainly old warehouses and adjacent spaces) are capable of being reconverted into a shopping mall, cultural complex and other recreational facilities after incurring significant capital expenditures. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. The holders of the rights from ONABE were individual persons who did not have the financial feasibility, expertise and scale to obtain the projected returns from the concessioned assets as well-established real estate market participants in the area have. Thus, they agreed to sell their rights to the Company for a fair amount of consideration although far below the fair value of the business. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

d)       Differences in basis relating to purchase accounting (continued)

negative goodwill is accounted for as described in Note 3.i. In the acquisition of Arcos, the principal asset acquired was the concession right and since negative goodwill existed, this intangible was reduced by the amount of negative goodwill absorbing it completely. Therefore, no negative goodwill remained under Argentine GAAP. In addition, under Argentine GAAP, the minority interest was recognized at the proportionate share of the acquiree´s indentifiable net assets (the proportionate share method) at the acquisition date.

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

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Cash and cash equivalents acquired	13
Fair value of non-cash assets acquired	103,120
Fair value of liabilities assumed	(8,124)
Fair value of net assets acquired	95,009
Non-controlling interest	(12,077)

Purchase price	24,108
Seller financing	(14,213)
Cash and cash equivalents acquired	(13)
Advance payments	(2,254)
Net cash paid for the acquisition	7,628

Acquisition of Soleil Factory shopping center business

As discussed in Note 2.h, on July 1, 2010, the Company acquired the "Soleil" business from INC S.A.. Soleil is a shopping center located in San Isidro, Province of Buenos Aires. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business, and accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced

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

As a result of the above explanation, the US GAAP adjustment for the acquisition of Soleil represents the net effect of (i) the charge expense of transaction costs for Ps. 2.8 million; (ii) the recognition of a bargain purchase gain of Ps. 18.5 million. This bargain purchase gain arose due to the underperformance and undermanagement of the underlying "Soleil" shopping center business. Additionally, the purchase price was negotiated between the parties when a preliminary agreement was signed in December 2007, and was not subsequently modified. Since December 2007, there were periods on inflation in Argentina, generating a higher fair value of Soleil´s net assets at the date of acquisition. This increase in the fair value of net assets acquired without a corresponding increase in the purchase price, also generated this bargain purchase gain.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Fair value of non-cash assets acquired (i)	81,093
Fair value of liabilities assumed	(1,108)
Fair value of net assets acquired	79,985

Purchase price	61,486
Seller financing	(33,403)
Advance payments (ii)	(28,083)
Net cash paid for the acquisition	- -

(i)	Corresponds to fixed assets of Ps. 67.0 million, intangible assets of Ps. 3.1 million, air space of Ps. 6.7 million and deferred income assets of Ps. 4.3 million.
(ii)	Amount paid in 2007 when preliminary agreement was signed between INC S.A. and the Company.

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

Acquisition of Apsamedia S.A.’s shares

As discussed in Note 2.h, on January 13, 2011, the Company completed the acquisition of an additional 50% interest in Apsamedia. As from that date, Apsamedia becomes a wholly-owned subsidiary of the Company. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets.

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

As a result of the above explanation, the US GAAP adjustment for the acquisition of Apsamedia represents the effect of (i) the recognition of a bargain purchase gain of Ps. 2.4 million and (ii) the gain from the re-measurement of the previously held interest at fair value of Ps. 7.6 million.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Cash and cash equivalents acquired	2,279
Fair value of non-cash assets acquired (i)	75,414
Fair value of liabilities assumed	(41,680)
Fair value of net assets acquired	36,013

Purchase price	25,947
Net cash paid for the acquisition	25,947

(i)	Corresponds mainly to intangible assets of Ps. 15.2 million, receivables of Ps. 55.6 million and other assets of Ps. 4.6 million.

In the period from acquisition to June 30, 2011, Apsamedia contributed revenues of Ps. 4.8 million and net income of Ps. 0.5 million to the Company’s consolidated results. If Apsamedia had been acquired on July 1, 2010, combined revenues of the Company would have been Ps. 1,168.8 million (unaudited) and net income would have been Ps. 294.9 million (unaudited) for the year ended June 30, 2011. If Apsamedia had been acquired on July 1, 2009, combined revenues of the Company would have been Ps. 1,031.8 million (unaudited) and net income would have been Ps. 220.4 million (unaudited) for the year ended June 30, 2010. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of the Apsamedia to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from July 1,  2009 or 2010, as applicable, together with its consequential tax effects.

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

The Company performed Step 1 of the goodwill impairment testing as of the end of its fiscal year June 30, 2010. The Step 1 tests indicated that the fair value of the reporting units -calculated primarily using discounted expected future cash flows- exceeded their carrying values as of that date. Accordingly, Step 2 of the goodwill impairment testing was not required and no impairment charges were necessary. There were no impairment indicators present as of June 30, 2011 and 2012, and therefore, no test was performed as of that date.

e)	Purchase accounting - Amortization and depreciation expenses

This reconciling item should be read in conjunction with item 15.I.d. above.

Under Argentine GAAP, goodwill is being amortized. As a result, the US GAAP adjustment to income represents the reversal of the amortization expense on goodwill under Argentine GAAP totaling Ps. 0.3 million and Ps. 2.7 million for the years ended June 30, 2011 and 2010, respectively. There was no amortization expense under Argentine GAAP for the year ended June 30, 2012.

Due to the differences in the purchase price allocation process, generally when negative goodwill exists, there are differences in the carrying amount of fixed assets and intangible assets acquired between Argentine GAAP and US GAAP. As a result, the US GAAP adjustment to income represents the net effect of (i) amortization charges for intangible assets recognized under US GAAP; (ii) higher amortization of deferred revenues (below-market leases); (iii) lower depreciation charges on fixed assets; and (iv) reversal of the amortization of the negative goodwill recorded under Argentine GAAP. The net effect of all of these adjustments amounted to a loss of Ps. 0.3 million, Ps. 4.0 million and Ps. 0.4 million during the years ended June 30, 2012, 2011 and 2010, respectively.

Acquisitions for which their acquisition dates was after July 1, 2009

As a result of the explanation in Note 15.I.d, the US GAAP adjustment for the acquisitions of Soleil and Apsamedia for the year ended June 30, 2011 represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 20.8 million, (ii) the gain from the re-measurement of the previously held interest at fair value of Ps. 7.6 and (iii) the charge to expense of transaction costs for Ps. 2.8 million. The US GAAP adjustment for the acquisition of Arcos for the year ended June 30, 2010 represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 58.8 million and (ii) the charge to expense of transaction costs for Ps. 0.4 million. As of June 30, 2012 there were no acquisitions of business.

The US GAAP reconciling item represents the net effect of the followings adjustments:

	Year ended June 30,
	2012	2011	2010
US GAAP adjustments:
- Reversal of amortization expense on goodwill	- -	342	2,681
- Differences in the purchase price allocation process	(277)	(3,617)	(422)
- Bargain purchase	- -	20,775	58,822
- Re-measurement of the previously held interest at fair value.	- -	7,589	- -
- Transaction costs.	- -	(2,768)	(352)
- Total	(277)	22,321	60,729

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

f)	Accounting for real estate barter transactions

From time to time the Company enters into barter transactions whereby the Company exchanges real estate -primarily undeveloped parcels of land held for sale in the ordinary course of business- for other real estate. These transactions may also involve monetary consideration.

Under Argentine GAAP, the Company determined that these transactions have commercial substance and therefore recognized them based on the fair value of the assets involved. There were no barter transactions of this type for the year ended June 30, 2012, 2011 and 2010.

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

The difference between Argentine GAAP and US GAAP described above related to the barter which occurred prior to July 1, 2009 amounted to Ps. 2.6 million.

The Company completed another barter transaction whereby the Company exchanged a parcel of land for monetary consideration and residential units to be constructed in the future. As of June 30, 2011, the Company recognized a gain of Ps. 20.5 million on this transaction under Argentine GAAP. Under US GAAP, the Company evaluated the guidance and considered that this transaction is partly monetary and non-monetary. The gain of the non-monetary exchange of land for finished units will be deferred until the units are finished and delivered to the Company. Once that delivery occurs, the Company will evaluate if the non-monetary transaction qualifies for gain recognition under ASC No. 845. For the monetary portion of the transaction, the Company follows ASC 845-10-15-15 through 16 and considering that: i) the sale is consummated, ii) consideration has been exchanged, iii) the cash received is not subject to future subordination, and iv) the risks and rewards of ownership have been transferred, the Company concluded that the transaction met the criteria for sale recognition under ASC 360. Therefore, the Company determined that the gain related to the non-monetary portion of the transaction of Ps. 8.2 million should be reversed for US GAAP while maintaining the gain of Ps.12.3 million for the monetary portion of the transaction. The gain under US GAAP was calculated as the total gain multiplied by a factor determined as the consideration received over the sum of the consideration plus the fair value of the item received.

For the year ended June 30, 2011, the US GAAP adjustment reflects (i) the effect of the reversal of the above mentioned gains, and (ii) the recognition of a gain of Ps. 0.4 million related to the termination of barter transactions originated in prior years for which the related results have been previously recognized for Argentine GAAP purposes. No gain was recognized under US GAAP for the years ended June 30, 2012 and 2010.

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

g)      Reversal of gain from valuation of inventories at net realizable value (continued)

The US GAAP adjustment for the year ended June 30, 2012, represents the reversal of the gain of Ps. 0.2 million related to the sale of Rosario plot of land (see Note 2.h) and Ps. 8.7 million related to the sale of Torres de Rosario under construction (see Note 2.h) recognized under Argentine GAAP and the recognition of a gain of Ps. 15.0 million related to the sale of Rosario plot of land (see Note 2.h) since the conditions for revenue related to a prior transaction were fulfilled for US GAAP purposes.

The US GAAP adjustment for the year ended June 30, 2011, represents the reversal of the gain of Ps. 15.0 million related to the sale of Rosario plot of land (see Note 2.h) recognized under Argentine GAAP and the recognition of a gain of Ps. 1.2 million related to the sale of Carlos Gardel plot of land (see Note 2.h) since the conditions for revenue related to a prior transaction were fulfilled for US GAAP purposes.

The US GAAP adjustment for the year ended June 30, 2010, represents the reversal of the gain of Ps. 1.2 million related to the sale of Carlos Gardel plot of land (see Note 2.h) recognized under Argentine GAAP.

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

Prior to July 1, 2010, the retained interests in securitized credit card receivables were treated as an equity security classified as available-for-sale in accordance with ASC No. 320 “Investments – Debt and Equity Securities” (“ASC No. 320”), and were carried at fair value. At the time of securitization, the retained interest was initially recorded at the basis allocated in accordance with ASC No. 860. This original cost basis was periodically adjusted to fair value, which was based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projected cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income.

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

	Cost	Estimated unrealized (loss) (i)	Fair value (ii)
Retained Interest as of June 30, 2010	119,576	(4,457)	115,119

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

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

July 1, 2010
Total Assets (1)	268,692
Total Liabilities (2)	151,559
CPs	117,133

(1)	Included cash and due from banks, credit card receivables net of allowances and other assets.
(2)	Included debt securities and other liabilities.

As further explained in Note 15.I.w) on September 13, 2010, APSA sold 80% of Tarshop’s capital stock thus retaining an equity interest of 20% in such entity. At the date of the sale, APSA deconsolidated the subsidiary (Tarshop) and recognized a gain for the sale of 80% capital stock in accordance with ASC No. 810 amounting to Ps. 28.8 million. Therefore, no reconciliation adjustments were recorded since such date regarding Tarshop securitization programs.

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

2010
Equity value, net of allowances, as reported under Argentine GAAP	144,913
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP	(29,794)
Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	115,119
Estimated fair value of retained interests related to securitization programs that qualified as a sale under US GAAP	115,119
US GAAP adjustment	- -

The US GAAP adjustments affecting net income as reported under Argentine GAAP for the year ended June 30, 2010, are as follows:

2010
Reversal of (gains) losses recognized under Argentine GAAP	(6,374)
Recognition of gains (losses) under US GAAP on the sale of receivables	4,094
US GAAP adjustment	(2,280)

Regarding receivables transferred in connection with the Company’s securitization programs that qualified for sale treatment under US GAAP, neither the Company nor the trustee have responsibility over any shortfall or failure in collecting the receivables which are the source of cash payment for the TDF holders. Under no circumstances neither the Company nor the trustee are required to repurchase the securitized receivables. Furthermore, the agreements relating to the securitization stipulate that the rights of the beneficiaries (TDF holders) will not be affected by any financial or liquidity failure of either the trustee or the Company. The agreements also state that the transfer qualifies as a non-recourse transfer of receivables.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

Differences in measurement methods (continued

h)       Securitization Accounting (continued)

since if receivables are not collected in full, neither the trustee nor the Company is obligated to use its own cash flows to cover any potential shortfall or collection failure.

The following summarizes the changes in the balance of the Company's retained interests for the year ended June 30, 2010:

	Cost	Estimated unrealized gain (loss)	Fair value (i)
Balance at June 30, 2009	134,659	(6,737)	127,922
Increase in retained interest	56,724	- -	56,724
Liquidation of retained interests	(71,807)	- -	(71,807)
Change in unrealized gain	- -	2,280	2,280
Balance at June 30, 2010	119,576	(4,457)	115,119

(i)	Unrealized gains for the year ended June 30, 2010 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

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

The cost and estimated fair values of marketable securities available for sale at June 30, 2012, 2011 and 2010 were as follows:

	2012
Instrument	Cost	Unrealized gain	Fair value
Mutual funds	35,577	1,648	37,225
Mortgage bonds	490	7	497

	2011
Instrument	Cost	Unrealized gain	Fair value
Mutual funds	145,909	1,327	147,236
Mortgage bonds	461	16	477

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

i)       Accounting for marketable securities (continued)

	2010
Instrument	Cost	Unrealized gain	Fair value
Mutual funds	41,148	444	41,592
Mortgage bonds	717	11	728
Government bonds	34	- -	34

Gross gains of Ps. 1.3 million, Ps. 0.5 million and Ps. 0.3 million for the years ended June 30, 2012, 2011 and 2010, respectively, were realized.

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

Based on the analysis performed, neither of criteria 1, 2 or 3 above was met. Accordingly, the change of the debt instrument was not accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively, amounting to Ps. 0.4 million for the year ended June 30, 2012, Ps. 0.9 million for the year ended June 30, 2011 and Ps. 0.4 million for the year ended June 30, 2010.

k)       Amortization of fees related to the Senior Notes

Under Argentine GAAP, fees and expenses relating to the Series II of Non-Convertible Notes are amortized on a straight-line method over the term of the agreement. Under US GAAP, following ASC No. 310-20 “Receivables – Nonrefundable Fees and Other Costs” (“ASC 310-20”), such costs are amortized over the same period but using the effective interest method. The US GAAP adjustments amount to a loss of Ps. 0.05 million, Ps. 0.1 million and Ps. 0.1 million for the years ended June 30, 2012, 2011 and 2010, respectively.

l)       Present-value accounting

Under Argentine GAAP, certain tax credits are present-valued as of year-end. Under US GAAP, present valuing or discounting of these assets is precluded. The US GAAP adjustments amount to a loss of Ps. 5.1 million, Ps. 4.2 million and Ps. 2.3 million for the years ended June 30, 2012, 2011 and 2010, respectively.

m)       Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed for the years ended June 30, 2012, 2011 and 2010 amounted to Ps. 0.01 million, Ps. 0.2 million and Ps. 0.7 million, respectively. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

m)       Reversal of previously recognized impairment losses (continued)

asset. Previously impairment losses reversed under Argentine GAAP increased the asset cost giving rise to higher depreciation expense under Argentine GAAP. These higher depreciation charges are reversed under US GAAP which for the years ended June 30, 2012, 2011 and 2010 amounted to Ps. 3.4 million.

n) Reversal of capitalized financial costs

            Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the years ended June 30, 2012, 2011 and 2010. Under US GAAP, the Company applied the provisions of ASC No. 835-20 “Interest - Capitalization of Interest” (“ASC No. 835-20”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under ASC No. 835-20. The US GAAP reconciling item represents the net effect of (i) reversing the foreign exchange differences capitalized under Argentine GAAP related to the acquisition and construction of PAMSA, Arcos del Gourmet and Shopping Neuquén for the years ended June 30, 2012, 2011 and 2010 amounting to a loss of Ps. 0.5 million, a loss of Ps. 0.5 million and a gain of Ps. 1.8 million, respectively; and (ii) the reversal of depreciation expense on foreign exchange differences capitalized under Argentine GAAP and expensed under US GAAP amounting to Ps. 1.8 million for the year ended June 30, 2012 and Ps. 1.7 million for the years ended June 30, 2011 and 2010.

o) Revenue recognition – deferred insurance and origination fees

Under Argentine GAAP, the Company, through its investments in Tarshop, accounted for revenues from life and disability insurance and origination fees related to credit card and personal loans receivables on an up-front basis. Under US GAAP, revenue from life and disability insurance and origination fees is recognized to income on a straight line basis over the term of the respective underlying receivables. As discussed in Note 2.h, the Company sold an 80% in Tarshop on September 13, 2010, and deconsolidated the subsidiary as of that date. As from September 13, 2010, the Company maintains a 20% interest in Tarshop and accounts for its investment under the equity method of accounting. Therefore, there is no longer a US GAAP adjustment to equity for this item as of June 30, 2011 and 2012. The US GAAP adjustment to income for the year ended June 30, 2011 related to the deferral of these revenues through the date Tarshop was deconsolidated with the Company. Any US GAAP adjustment related to this item is included in the determination of the equity investment in Tarshop and disclosed as Item 15.I.v in the US GAAP reconciliation.

p) Revenue recognition – deferred commissions

Under Argentine GAAP, lease commissions earned are recognized at the time a transaction is successfully completed. A transaction is considered successfully concluded when both parties have signed the related lease contract. Under US GAAP, lease commissions are deferred and amortized to income over the term of the respective leases.

The US GAAP adjustments amount to a loss of Ps. 9 million, Ps. 10.4 million and Ps. 3.2 million for the years ended June 30, 2012, 2011 and 2010, respectively.

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

In the determination of the US GAAP adjustment, the Company considered the definition of a lease in ASC No. 840.  All lease agreements are cancelable pursuant to Law 23,091 as amended by Law 24,808. This law provides that after an initial six-month period tenants may rescind commercial lease agreements upon 60 days’ written notice by incurring non-

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

q) Revenue recognition – scheduled rent increases (continued)

significant monetary penalties (cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease).

ASC No. 840 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered "noncancelable" for purposes of this definition.

Based on the provisions of ASC No. 840, the Company concluded that, even though the lease are cancelable, lessees would incur significant "economic penalties" if these agreements were to be rescinded prior to maturity. The Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements.

The Company reached this conclusion based on the factors mentioned in ASC No. 840, including (i) the shopping centers’ geographical location and accessibility; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants' significant expenses in renovation, maintenance and improvements.

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

The US GAAP adjustment for scheduled rent increases as of June 30, 2012, 2011 and 2010 amounted to a gain of 27.3 million, 13.9 million and 18.8 million, respectively.

r)       Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in ASC No. 740-10 “Income Taxes” (“ASC No. 740-10”) (formerly FIN 48 “Uncertain Tax Positions”).

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in ASC No. 740-10 “Income Taxes” (“ASC No. 740-10”) (formerly FIN 48 “Uncertain Tax Positions”). However, as discussed in Note 2.h Resolution CD 93/2005 issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company had elected to continue treating these differences as permanent in its prior years´ financial statements. On October 24, 2011, in anticipation of IFRS for public entities, the CNV issued Resolution No. 592 which provides that issuers who followed the Resolution CD 93/2005 should recognize the deferred tax liability on a retroactive basis before its transition date, i.e. July 1, 2011 for APSA. As a result, the Company recorded an adjustment to retroactively recognize the deferred tax liability and modified the amounts disclosed in the previous years as follows:

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

r)       Deferred income tax (continued)

	As of June 30, 2011		As of June 30, 2010
	As Adjusted	As Previously Issued	As Adjusted	As Previously Issued
Reconciliation of net income
Income tax expense	(15,736)	(4,166)	2,504	15,958
Non-controlling on adjustments (Note 15.I.s)	607	513	(393)	(610)

Reconciliation of shareholders´equity
Deferred income tax	47,737	(71,617)	-	-
Non-controllinh on adjustments (Note 15.I.s)	(21,024)	(20,349)	-	-

Under US GAAP, the Company applies ASC No. 830 “Foreign Currency Matters – Income Taxes” (“ASC No. 830”), which requires such differences to be treated as temporary.

In addition, the US GAAP adjustment includes the effect of deferred income taxes on the reconciling items, as appropriate.

ASC No. 740 prescribes more detailed and specific guidance related to the assessment of the need for a valuation allowance. US GAAP requires the weighting of positive and negative evidence in accordance with its objective verifiability. Furthermore, it indicates that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome thereby requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. When assessing whether a company's deferred tax asset will be realized, a company's recent losses or near-term expected losses will generally carry more weight in the assessment than its prior historic profitability or its longer-term projected profitability (which is typically more subjective in nature). Therefore, the existence of a 3-year cumulative loss in a jurisdiction, particularly if it includes multiple periods of significant annual losses without recent evidence of turnaround, will effectively preclude consideration of future profitability in most instances as being objectively verifiable.

Accordingly, under US GAAP, a full valuation allowance has been provided for the net deferred tax assets of Arcos del Gourmet.

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

As described in Note 15.I.r) above, the Company modified the amounts disclosed in previous years.

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

Under Argentine GAAP, the Company holds a 9.23% investment in TGLT and accounted for this investment at acquisition cost since it is not held for trading. TGLT is a public company in Argentina whose shares are traded in the Buenos Aires Stock Exchange. Under US GAAP, the investment in TGLT represents an investment in equity securities with readily determinable fair value and not held for trading. Accordingly, under US GAAP, the Company also applies ASC No. 320 and accounts for this investment at fair value with unrealized gains or losses excluded from income and reported separately in shareholders’ equity.

The cost and estimated fair values of TGLT were as follows:

	Amortized Cost Basis	Fair Value	G Gross unrealized Gain
As of June 30, 2012	58,945	65,035	6,090
As of June 30, 2011	56,295	68,550	12,255

v)	Impact of US GAAP adjustments on equity investee

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As discussed in Note 2.h, the Company sold an 80% in Tarshop on September 13, 2010, and deconsolidated the subsidiary as of that date. As from September 13, 2010, the Company maintains a 20% interest in Tarshop and accounts for its investment under the equity method of accounting. As of June 30, 2012 and 2011, the only equity investee of the Company is its investment in Tarshop. The US GAAP adjustments on the Company’s equity investee related primary to (i) loan loss reserves; (ii) loan origination fees and costs and (iii) consolidation of variable interest entities. The impact of the US GAAP adjustments to the financial statements of Tarshop prepared under Argentine GAAP were a loss of Ps. 5.2 million and a gain of Ps. 2.9 million as of June 30, 2012 and 2011, respectively.

Under Argentine GAAP, the Company recognized the non-controlling investment retained under the equity method at the date control was lost. Under US GAAP the Company recognized the non-controlling investment retained at its fair value at the date control was lost. The US GAAP adjustment on the Company´s equity investee amounted to Ps. 9.8 million as of June 30, 2011. The net impact to equity of the adjustments described above amount to Ps. 6.9 million as of June 30, 2011 and Ps. 12.1 million as of June 30, 2012.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

w)	Disposal of business

a)	Disposal of equity interest in Tarshop

As discussed in Note 2.h, on September 13, 2010, the Company completed the disposal of an 80% controlling interest in Tarshop S.A to Banco Hipotecario S.A., a related party. Under Argentine GAAP, the Company (i) derecognized the assets and liabilities at their carrying amounts at the date control was lost; (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained under the equity method at the date control was lost and (iv) recognized the resulting difference as a loss on the sale in the statement of income. Under Argentine GAAP, the Company derecognized net assets of Ps. 149.1 million, recognized a non-controlling investment of Ps. 28.9 million and recognized a loss on the sale of Tarshop of Ps.13.9 million in the income statement.

Under US GAAP, the Company applies the provisions of ASC No. 810. Under ASC No. 810, the loss of control in a subsidiary results in the recognition of a gain or loss on the sale of the interest sold and on the revaluation of any retained non-controlling investment. A loss of control is an economic event, similar to that of gaining control, and, therefore, is a remeasurement event. As a result, under US GAAP, the Company (i) derecognized the assets and liabilities of Tarshop at their carrying amounts at the date control was lost (including associated goodwill); (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained at its fair value at the date control was lost and (iv) recognized the resulting difference as gain or loss in income attributable to the Company. The resulting gain or loss is calculated as the difference between (1) the aggregate of (a) the fair value of the consideration received and (b) the fair value of the noncontrolling investment retained in the former subsidiary on the date the subsidiary is deconsolidated; and (2) the carrying amount of the former subsidiary´s net assets. Under US GAAP, the Company derecognized net assets of Ps. 96.5 million, recognized a non-controlling investment of Ps. 19.1 million and determined a gain of Ps. 28.8 million. Under US GAAP, this resulting gain relates to both the interest sold and the non-controlling investment retained. The loss related to the remeasurement of the non-controlling investment retained to fair value is Ps. 0.2 million.

As a result of the above explanation, the US GAAP adjustments represents the difference between the Argentine GAAP loss on the sale and the US GAAP aggregate gain on the interest sold and non-controlling investment retained.

b)	Disposal of Metroshop’s business

As discussed in Note 2.h, on January 13, 2011, the Company completed the disposal of Metroshop’s credit portfolio to Tarshop. Under Argentine GAAP, the Company (i) derecognized the assets at their carrying amounts at the date of disposal; (ii) recognized the fair value of the consideration received; and (iii) recognized the resulting difference as a gain on the sale in the statement of income. Under Argentine GAAP, the Company derecognized net assets of Ps. 22.2 million, and recognized a gain on the sale of Metroshop’s credit portfolio of Ps.15.2 million in the income statement.

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

voting capital of the Company on  October 15, 2010 (the "October 15, 2010 acquisition").  As a consequence of the October 15, 2010 Acquisition Company has applied push down accounting. For Argentine GAAP purposes, push down accounting is not applied.

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

As of June 30, 2012 and 2011 the impact of the amortization of these items were Ps. 0.9 million and Ps. 0.7 million, respectively.

The US GAAP reconciliation adjustment has been further broken down to disclose the fact that the consolidated financial statements of the Company prior to the October 15, 2010 Acquisition reflect the historical accounting basis in the Company´s assets and liabilities and are labeled "Predecessor Company", while such records subsequent to the October 15, 2010 Acquisition are labeled "Successor Company" and reflect the push down basis of accounting for the new fair values in the consolidated financial statements of the Company. In order to assist the reader, these changes are presented in the breakdown of the US GAAP reconciliation adjustment by a demarcation using a vertical black line, which appears between the information entitled Predecessor Company and Successor Company. The black line signifies that the amounts shown for the periods prior to and subsequent to the October 15, 2010 are not comparable.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

x)	Push down adjustments of IRSA Inversiones y Representaciones S.A. (continued)

Reconciliation of net income generated in the year ended June 30, 2011 separated in two periods, before and after push down accounting

	Oct. 15, 2010 – Jun. 30, 2011	Jul. 1,- Oct. 14, 2010
	Successor	Predecessor
Reconciliation of net income:
Net income as reported under Argentine GAAP attributable to Alto Palermo S.A.	181,988	90,066
US GAAP adjustments:
- Pre-operating expenses (Note 15.I.b)	1,714	18
- Software developed or obtained for internal use (Note 15.I.c)………………………………	- -	7
- Purchase accounting amortization and depreciation expenses (Note 15.I.e)………………...	8,392	13,929
- Accounting for real estate barter transactions (Note 15.I.f)	384	(8,199)
- Reversal of gain from valuation of inventories at net realizable value (Note 15.I.g)	(14,964)	1,162
- Accounting for marketable securities (Note 15.I.i)	(100)	(793)
- Debtor’s accounting for a modification of convertible debt instruments (Note 15.I.j)……...	(786)	(113)
- Amortization of fees related to the Senior Notes (Note 15.I.k)	(216)	83
- Present-value accounting (Note 15.I.l)………………………………………………………	(1,503)	(2,730)
- Reversal of previously recognized impairment losses (Note 15.I.m)	2,389	839
- Reversal of capitalized financial costs (Note 15.I.n)	1,016	184
- Revenue recognition - deferred insurance and origination fees (Note 15.I.o)	- -	(2,139)
- Revenue recognition – deferred commissions (Note 15.I.p)	(9,443)	(920)
- Revenue recognition – scheduled rent increases (Note 15.I.q)	10,335	3,600
- Impact of US GAAP adjustments on equity investee (Note 15.I.v)	3,139	(214)
- Allowance for loan losses of credit card portfolio of Metroshop (Note 15.I.y)	(2,088)	- -
- Disposal of business (Note 15.I.w)	(9,866)	42,704
- Push-down accounting (Note 15.I.x)	688	- -
- Deferred income tax (Note 15.I.r)……………………………………………………………	(17,681)	1,945
- Non-controlling interest on adjustments above (Note 15.I.s)	73	534
- Net income under US GAAP attributable to Alto Palermo S.A.	153,471	139,963
- Non-controlling interest	5,039	1,553
- Net income under US GAAP	158,510	141,516

Earnings per share
Basic net income per common share	0.14	0.18
Diluted net income per common share	0.07	0.06

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

x)           Push down adjustments of IRSA Inversiones y Representaciones S.A. (continued)

Income statement of APSA under US GAAP separated in two periods, before and after push down accounting

	Oct. 15, 2010 - Jun. 30, 2011	Jul. 1,- Oct. 14, 2010
	Successor	Predecessor
Revenues	793,697	351,968
Costs	(393,524)	(175,585)
Gross profit	400,173	176,383
Selling expenses	(37,073)	(31,886)
Administrative expenses	(52,423)	(23,390)
Net income from retained interest in securitization receivables	(307)	5,543
Gain from recognition of inventories at net realizable value	- -	1,162
Gain in bargain purchase	9,866	18,499
Gain in disposal of business	5,312	28,837
Operating income	325,548	175,148
Net income on equity investees	14,073	1,545
Financial results, net	(64,845)	(23,632)
Other (expenses) income, net	(3,396)	(219)
Income before taxes and non-controlling interest	271,380	152,842
Income tax expense	(112,870)	(11,326)
Total net income	158,510	141,516
Non-controlling interest	(5,039)	(1,553)
Total net income attributable to Alto Palermo S.A.	153,471	139,963

Description of changes in shareholders’ equity under US GAAP, separated in two periods, before and after push down accounting:

	Oct. 15, 2010 - Jun. 30, 2011 Successor			Jul. 1,- Oct. 14, 2010 Predecessor
	Alto Palermo S.A.	Non-controlling interest	Total	Alto Palermo S.A.	Non-controlling interest	Total
- Shareholders’ equity as of the beginning of the period	Ps. 900,229	154,672	1,054,901	Ps. 695,789	152,887	848,676
- Cash dividends	(243,825)	(2,054)	(245,879)	- -	- -	- -
- Other comprehensive income	7,938	(25)	7,913	3,237	232	3,469
- Conversion of debt into common stock	- -	- -	- -	61,240	- -	61,240
- Push-down accounting	(13,856)	- -	(13,856)	- -	- -	- -
- Non-controlling shareholders contribution	- -	808	808	- -	- -	- -
- Net income under US GAAP	153,471	5,039	158,510	139,963	1,553	141,516
- Shareholders’ equity as of the end of the period	Ps. 803,957	158,440	962,397	Ps. 900,229	154,672	1,054,901

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

x)	Push down adjustments of IRSA Inversiones y Representaciones S.A. (continued)

Comprehensive income separated in two periods, before and after push down accounting:

	Oct. 15, 2010 - Jun. 30, 2011 Successor
	Alto Palermo S.A.	Non-controlling interest	Total
Net income under US GAAP	153,471	5,039	158,510
Other comprehensive income:
Net change in unrealized holding loss on available-for-sale securities (i)	(28)	(25)	(53)
Net change in unrealized holding gain in available for sale securities, TGLT (ii)	7,966	- -	7,966
Comprehensive income	161,409	5,014	166,423

(i)	Net of income taxes of Ps. 204 and Ps. (177) for Alto Palermo S.A. and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. 4,289.

	Jul. 1,- Oct. 14, 2010 Predecessor
	Alto Palermo S.A.	Non-controlling interest	Total
Net income under US GAAP	139,963	1,553	141,516
Other comprehensive income:
Net change in unrealized holding gain on retained interests in securitized receivables (i)	2,836	- -	2,836
Net change in unrealized holding gain on available-for-sale securities (ii)	401	232	633
Comprehensive income	143,200	1,785	144,985

(i)	Net of income taxes of Ps. (1,527).
(ii)	Net of income taxes of Ps. (216) and Ps. (124) for Alto Palermo S.A. and the non-controlling interest, respectively.

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

As a result of the analysis mentioned before, the Company recorded a gain of Ps. 1.6 million and a loss of Ps. 2.1 million for the year ended June 30, 2012 and 2011, respectively. No loss or gain was recognized under U.S. GAAP for the year ended June 30, 2010.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

z)       Impact of US GAAP adjustments on investment in joint ventures

Under Argentine GAAP investments in entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Company reflect the Company’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Company applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

Under US GAAP the Company assessed all of its interests in joint arrangements and determined that they are joint ventures under ASC 323-30. Accordingly, the Company accounted for its joint ventures under the equity method of accounting. The Company has assessed the impact of US GAAP adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

Below is a description of the main significant US GAAP adjustments to the joint ventures equity and net income.

Investment and development properties:

- Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Under US GAAP, the Company applied ASC No. 840“Leases”. Consequently, revenue derived from operating leases with scheduled increases in recognized linearly over the lease agreement term.

- Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end. Under US GAAP, present valuing or discounting of these assets is precluded. As a result, the joint venture eliminated the effect of discounting tax.

Consequently, the joint venture´s, equity was increased in Ps. 30 as of June 30, 2012. As of June 30, 2011, the Company did not have joint venture´s investments. For the fiscal year ended as of June 30, 2012, Ps. 24 was recognized in the statement of income.

aa)       Acquisition of non-controlling interest

The Company acquired an additional participation in Arcos del Gourmet. See Note 2.h for details.

 Under Argentine GAAP, the Company accounted the acquisition of the non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

Under US GAAP, the Company applied the principles of ASC-810-10-45 in accounting for changes in ownership interests. As per ASC 810-10-45, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control.

Under US GAAP, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to share premium. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

Consequently, as at June 30, 2012, the Company: (i) derecognized goodwill for Ps. 5.7 million, (ii) recognized a decrease in non-controlling interest for an amount of Ps. 3.3 million and (iii) derecognized net assets for Ps. 9.0 million, and (iv) recognized a debit of Ps. 11.4 million against equity. Under Argentine GAAP there were no amortization or depreciation of the net assets recognized. Thus, there was no adjustment on reconciliation of net income.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

a)       Disclosure of maturities of long-term debt

Scheduled maturities of the long-term debt for the next fiscal years ended June 30 (excluding current portion), as of June 30, 2012, are as follows:

2014	19,066
2015	143,824
2016	106
Thereafter	536,765
(1) 699,761

(1)	Not including deferred debt issuance costs in the amount of Ps. 1.8 million.

b)       Disclosure of operating lease information

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 15.I.q) for more information as to how the Company considered this definition.

Minimum future rentals on cancelable leases for each of the five fiscal years as from June 30, 2012 are as follows:

2013	314,514
2014	251,367
2015	149,777
2016	64,623
2017	70,149
Thereafter	42,292
(1) 892,722

Included in lease revenues for the years ended June 30, 2012, 2011 and 2010 were contingent rentals of Ps. 214.0 million, Ps. 158.5 million and Ps. 95.6 million, respectively.

(1)	Includes leases agreements in U.S. Dollars at the exchange rate quoted by Banco Nación Argentina as of June 30, 2012 which was 4.527.

c)       Disclosure of related parties transactions

Pursuant to ASC No. 850 “Related Party Disclosures” (“ASC No. 850”), the Company provides the following additional disclosures of transactions with related parties. This section should be read in conjunction with Note 6 to the Consolidated Financial Statements.

Donations: During the year ended June 30, 2012 and 2011, the Company has made donations to Fundación IRSA for Ps. 0.7 million and Ps. 0.2 million, respectively.

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

Loans from Major Shareholders: The Convertible Notes mature on July 19, 2014. The Convertible Notes accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps.0.1 par value per share. The conversion rate per U.S. dollar is the lesser of 30.864 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of the common shares.

As of June 30, 2012 and 2011 IRSA owned US$ 31.7 million of the Company´s Convertible Notes. As of June 30, 2012 and 2011, IRSA owned, directly and indirectly, 95.61% and 94.89% of the common shares, respectively.

Lease of office property: As of June 30, 2012 and 2011, the Company leases office and parking space from IRSA, under various long-term lease agreements maturing at various dates from 2011 through 2014. The Company pays an aggregate US$ 0.9 million under the agreements.

Acquisition of Quality Invest’s shares: On May 30 2012, the Company acquired from IRSA a 50% interest in the capital stock of Quality Invest. See Note 2.h for details.

Acquisition of plot of land in Luján: On May 22, 2012, the Company acquired from Cresud a plot of land in Luján, Province of Buenos Aires, in an amount of US$ 8.96 million. See Note 2.h for details.

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

Legal services: The Company contracts legal services from the law firm Zang, Bergel & Viñes. The Company’s Vice-Chairman I Saúl Zang and the alternate Directors Juan M. Quintana, Salvador D. Bergel, and Pablo D. Vergara del Carril are members of the law firm Zang, Bergel & Viñes. Legal fees amounted to Ps. 2.7 million, Ps. 2.7 million and Ps. 1.9 million for the years ended June 30, 2012, 2011 and 2010, respectively.

Sale of 80% equity interest in Tarshop: On September 13, 2010, the Company sold a 80% equity interest in Tarshop to BHSA for a sale price of US$ 26.8 million. See Note 2.h and 15.I.w for details.

Negotiation between Metroshop and Tarshop: On January 13, 2011 Metroshop transferred to Tarshop some operating assets. See Note 2.h and 15.I.w for details.

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

d)         Disclosure about fair value of financial instruments

Under US GAAP, the Company applies the provisions of ASC No. 825 “Financial Instruments” (“ASC No. 825”) and ASC No. 815 “Derivatives and Hedging” (“ASC No. 815”). ASC No. 825 requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents, accounts receivable and accounts payable and other instruments. ASC No. 825 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. ASC No. 815 requires reporting entities to disclose certain information for derivative financial instruments. For information related to concentration of credit risk, see Note 15.II.f.

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

The following table summarizes the fair values of the assets measured at fair value on a recurring basis as of June 30, 2012 and 2011:

	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash and banks	102,505	- -	- -	102,505
Other investments, net (i)	37,722	- -	- -	37,722
Other investments, net (ii)	- -	65,035	- -	65,035
Total	140,227	65,035	- -	205,262

	June 30, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash and banks	24,620	- -	- -	24,620
Other investments, net (i)	147,713	- -	- -	147,713
Other investments, net (ii)	68,550	- -	- -	68,550
Total	240,883	- -	- -	240,883

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

d)         Disclosure about fair value of financial instruments (continued)

(i)	Includes mutual funds and mortgage bonds issued by BHSA.
(ii)	Corresponds to investments in equity securities in TGLT.

There were no liabilities measured at fair value on a recurring basis as of June 30, 2012 and 2011.

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

Long-term debt: As of June 30, 2012 and 2011, except for the Company´s Convertible Notes and Non-Convertible Notes as discussed below, the carrying amount of long-term debt reported in the consolidated balance sheet approximates their fair value.

The fair value of the Company´s Convertible Notes was Ps. 1,612.4 million and Ps. 2,215.5 million as of June 30, 2012 and 2011, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

In addition, as of June 30, 2012, the fair value of the Company´s Non-Convertible Notes Series I was Ps. 405.8 million and as of June 30, 2011, the fair value of the Company’s Non-Convertible Notes Series I and II was Ps. 443.6 million and Ps. 8.0 million, respectively. Such fair value was determined based on the market price of the Notes.

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

As of June 30, 2012 and 2011 the Company had cancelled the contracts.

The following table summarizes the gains and losses on derivative financial instruments reported in the Consolidated Statement of Income for the years ended June 30, 2012 and 2011:

Derivatives not designated as hedging instruments under ASC No. 815	Location of (loss) gain recognized in income on derivative	Amount of (loss) gain recognized in income on derivative
		Years ended June 30,
		2012	2011
Foreign exchange contracts	Financial results, net (Note 7)	(1,050)	- -
		(1,050)	- -

The derivatives entered into by the Company do not contain credit risk related contingent features.

The Company executed all of its derivative financial instruments with financial institutions. All of them are denominated in U.S. dollars. Derivative financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations, and elements of credit risk in the event the counterparty should default. In the unlikely event the counterparty fails to meet the contractual terms of a foreign currency instrument, the Company’s risk is limited to the fair value of the instrument.

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

The Company’s accounts receivable are primarily derived from leases and services from the Company's shopping centers tenants and origination of consumer loans and credit card receivables. The Company is not dependent on any single customer. Accounts receivable derived from leases and services are related to the Company's shopping center operations. The Company has not experienced any significant losses resulting from non-performance of any counterpart to the lease contracts.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company's subsidiary Apsamedia S.A..

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

f)       Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

As of June 30, 2012, Apsamedia has sold receivables amounting to about Ps. 39.1 million which were all allowed for.

As of June 30, 2011, Apsamedia has sold receivables aggregating Ps. 36.2 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated retained interests held by the Company representing Ps. 8.2 million and Ps. 0.2 million escrow reserves for losses.

b)	Disclosure about credit quality of financing receivables and allowance for credit losses

Consumer financing receivables

Financing receivables of the Company are mainly comprised of consumer financing receivables (including consumer loans and credit card transactions). As of June 30, 2012 and 2011, consumer financing receivables represented 0.6% and 3.2% of total assets, respectively. Following is a table which includes an aging analysis of past due consumer financing receivables by class as of June 30, 2012 and 2011:

	To mature	1-30 days past due	30-90 days past due	90-180 days past due	180-365 days past due	365+ days past due	Total past due
June 30, 2012:
Consumer:
Consumer – credit card	2,580	181	85	261	1,178	8,108	9,813
Consumer - loans	192	38	10	35	168	3,156	3,407

	To mature	1-30 days past due	30-90 days past due	90-180 days past due	180-365 days past due	365+ days past due	Total past due
June 30, 2011:
Consumer:
Consumer – credit card	3,759	216	382	530	520	13,111	14,759
Consumer - loans	9,465	546	691	1,463	2,547	42,220	47,467

For its consumer financing segment, the Company has developed and documented a systematic methodology to determine its provision for loan losses, based on grouping its portfolio in loans with similar characteristic, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, the Company considers the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers’ management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system, and (ix) the effect of external factors (e.g., competition and regulatory requirements). As of June 30, 2012 and 2011, the Company provided for losses with respect to consumer financing receivables for an amount of Ps. 13.7 million and Ps. 59.9 million, respectively.

The following table present performing and non-performing consumer financing receivables based on payment activity for the years ended June 30, 2012 and 2011. Payment activity is reviewed by management on a monthly basis to determine how loans are performing. Loans are considered to be non-performing when delinquent days is greater than 30 days.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

f)       Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

	Consumer – credit card	Consumer - loans	Total
June 30, 2012:
Performing	2,097	433	2,530
Non-performing	10,296	3,166	13,462
June 30, 2011:
Performing	7,376	11,665	19,041
Non-performing	11,142	45,267	56,409

Other financing receivables

As of June 30, 2012 and 2011, the Company holds outstanding loans granted to related parties (mainly Cresud and Tarshop) for an aggregate amount of Ps. 17.0 million and Ps. 27.7 million, respectively. These loans are denominated mainly in Argentine Pesos and accrue interest at fixed interest rates ranging from 4% to 14%. The Company measures impairment for these receivables on an individual basis, considering the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral. As of June 30, 2012 and 2011, none of these receivables were past due nor impaired.

Furthermore, as of June 30, 2012 and 2011, the Company holds mortgage receivables for an aggregate amount of Ps- 0.6 million and Ps. 0.8 million. The Company measures impairment for these receivables on an individual basis, considering the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral. As of June 30, 2012 and 2011, receivables for an amount of Ps. 0.1 million and Ps. 0.1 million, respectively, were past due. As of June 30, 2012 and 2011, no allowance for doubtful accounts was recorded against these receivables.

Allowance for credit losses

As of June 30, 2012 the Company has estimated an allowance for credit losses. This estimation has been made taking into account those credits which are past due for more than 180 days, which were cancelled with bounced checks, credits which are under legal claim and expired documents. There have been no changes in the way that the Company estimates its allowance for credit losses from prior years.

The following table presents the activity in the allowance for credit losses for fiscal year ended June 30, 2012:

Allowance for credit losses:	Consumer	Leases and services	Total
June 30, 2012:
Beginning balance	59,891	45,178	105,069
Write-downs	(1)(45,632)	(5,338)	(50,970)
Recoveries	(3,956)	(4,100)	(8,056)
Provision	3,413	10,410	13,823
Ending balance	13,716	46,150	59,866

(1) Includes Ps. 39.1 million related to the allowance of the credit sold by Apsamedia.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

g)       Recently issued accounting pronouncements

For the years ended June 30, 2012, 2011 and 2010, several accounting standards were effective for the Company. The Company provides below a description of those standards which are relevant to the Company´s business only and the impact of their adoption if any.

As described in Note 13, the Company will adopt IFRS as issued by the IASB for its next fiscal year ended June 30, 2013. Accordingly, the Company will discontinue the reconciliation to US GAAP.

Recently Issued Accounting Standards

Financial Accounting Standard No. 141 (Revised 2007), "Business Combinations" ("FAS No. 141(R)") or Accounting Standards Codification ("ASC") 805, "Business Combinations"

The Company adopted FAS No. 141(R), or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic significantly changed the accounting for business combinations. Under this topic, an acquiring entity is required to recognize all the assets acquired and all the liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Transaction costs are no longer included in the measurement of the business acquired. Instead, these costs are expensed as they are incurred. This topic also includes a substantial number of new disclosure requirements. It applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which for the Company was the beginning of the 2010 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements. See Notes 15.I.d. and 15.I.e. for details.

Financial Accounting Standards No. 160, "Non-controlling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51" ("FAS No. 160") or ASC 810-10-65-1,"Consolidation — Transition"

The Company adopted FAS No. 160 or ASC 810-10-65-1, on July 1, 2009, the first day of the 2010 fiscal year. This topic establishes new accounting and reporting standards for non-controlling interests, previously known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of non-controlling interests as equity in the consolidated financial statements separate from the parent's equity. The amount of net income or loss attributable to the non-controlling interests is included in consolidated net income on the face of the income statement. This topic clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income attributable to the Company when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the non-controlling equity investment on the deconsolidation date. This topic also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interests. This topic is applied prospectively for fiscal years and interim periods within those fiscal years, beginning with the current fiscal year, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. The adoption of this topic did have a material impact on the consolidated financial statements.

FSP FAS No. 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies" ("FSP FAS No. 141(R)-1") or new accounting guidance within ASC 805, "Business Combinations"

The Company adopted FSP FAS No. 141(R)-1, or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic applies to all assets acquired and all liabilities assumed in a business combination that arise from contingencies. This topic states that the acquirer will recognize such an asset or liability if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If it cannot be determined during the measurement period, then the asset or liability should be recognized at the acquisition date if the following criteria, consistent with the guidelines for accounting for contingencies, are met: (1) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or

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

FSP FAS No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS No. 142-3") or ASC 350-30-50-4

The Company adopted FSP FAS No. 142-3, or ASC 350-30-50-4, on July 1, 2009, the first day of the 2010 fiscal year. This topic amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"). This topic is intended to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure the fair value of the asset. This topic requires an entity to disclose information related to the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and/or ability to renew or extend the arrangement. The adoption of this topic did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-09 "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements" ("ASU No. 2010-09")

On February 25, 2010, the FASB issued ASU No. 2010-09 Subsequent Events Topic 855 "Amendments to Certain Recognition and Disclosure Requirements," effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB believes these amendments remove potential conflicts with the SEC's literature. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-02 "Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification" ("ASU No. 2010-02")

In January 2010, the FASB issued ASU No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this ASU did not have an impact on the consolidated financial statements relative to non-controlling interests.

Accounting Standards Update No. 2009-09 "Accounting for Investments - Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees" ("ASU No. 2009-09")

In September 2009, the FASB issued ASU No. 2009-09, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees. This ASU represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Section 323-10-S99-4 was originally entered into the Codification incorrectly. The ASU was effective upon issuance. The adoption of ASU No. 2009-09 did not have material impact on the consolidated financial statements.

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

g)       Recently issued accounting pronouncements (continued)

Financial Statement of Position (FSP) on Accounting Professional Board (APB) 14-1 “Debt with Conversion and Other Options” or ASC 470 “Debt”

In May 2008, the FASB issued revised guidance on Convertible Debt Instruments. The revised guidance which is now part of ASC 470-20 (formerly Staff Position No. Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). ASC 470-20 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. ASC 470-20 was effective for the Company on July 1, 2009, the first day of the 2010 fiscal year.  The adoption of ASC 470-20 did not have an impact on the consolidated financial statements.

Accounting Standards Update No. 2010-06 "Improving Disclosures about Fair Value Measurements" (Topic 820) ("ASU No. 2010-6")

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU No. 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements are presented separately. ASU 2010-06 was effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements since the Company does not have Level 2 or Level 3 fair value measurements. See Note 15.II.d. for details.

Accounting Standards Update No. 2010-20 "Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU No. 2010-20")

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which requires new and expanded financial statement disclosures. An entity is required to provide qualitative and quantitative disclosures about the allowance for credit losses, credit quality, impaired loans, modifications, and nonaccrual and past due financing receivables. In addition, the disclosures must be disaggregated by portfolio segment or class of financing receivable based on how a company develops its allowance for credit losses and how it manages its credit exposure. The provisions of ASU No. 2010-20 were effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The adoption of ASU No. 2010-20 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-17 "Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition- A Consensus of the FASB Emerging Issues Task Force) ("ASU No. 2010-17")

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This ASU codifies the consensus reached in EITF Issue No. 08-9, "Milestone Method of Revenue Recognition." The amendments to the Codification provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. The provisions of ASU No. 2010-17 were effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The adoption of ASU No. 2010-17 did not have a material impact on the consolidated financial statements.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

g)       Recently issued accounting pronouncements (continued)

Accounting Standards Update No. 2010-29 "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)” ("ASU No. 2010-29")

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force). The amendments in this Update affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The Company adopted the amendments of this Update for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2011-02 “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (“ASU No. 2011-02”)

In April 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this Update apply to all creditors, both public and nonpublic, that restructure receivables that fall within the scope of Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors. The Company adopted the amendments of this Update on July 1, 2011, the first day of the 2012 fiscal year. The adoption of ASU 2011-02 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2011-08 “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (“ASU No. 2011-08”)

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. Under the amendments in this Update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in paragraph 350-20-35-4. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in paragraph 350-20-35-9. Under the amendments in this Update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The Company adopted the amendments of this Update on July 1, 2011, the first day of the 2012 fiscal year. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2011-03 “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements” (“ASU No. 2011-03”)

In April 2011, the FASB issued ASU No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The amendments in this Update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The guidance in this Update is effective for the first interim or annual period beginning on or after December 15, 2011. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

g)       Recently issued accounting pronouncements (continued)

Accounting Standards Update No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No. 2011-04”)

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the Board does not intend for the amendments in this Update to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the Board’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Nonpublic entities may apply the amendments in this Update early, but no earlier than for interim periods beginning after December 15, 2011. The adoption of this ASU did not have a material impact on the consolidated financial statements.

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

g)       Recently issued accounting pronouncements (continued)

Accounting Standards Update No. 2011-10 “Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)” (“ASU No. 2011-10”)

In December 2011, the FASB issued ASU No. 2011-10, Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force). Under the amendments in this Update, when a parent (reporting entity) ceases to have a controlling financial interest (as described in Subtopic 810-10) in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. That is, even if the reporting entity ceases to have a controlling financial interest under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2013, and interim and annual periods thereafter. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2011-11 “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU No. 2011-11”)

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offseting Assets and Liabilities. The amendments in this Update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU No. 2011-12”)

 In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. In order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this Update supersede certain pending paragraphs in Update 2011-05. The amendments are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. The amendments in this Update are effective at the same time as the amendments in Update 2011-05 so that entities will not be required to comply with the presentation requirements in Update 2011-05 that this Update is deferring. For this reason, the transition guidance in paragraph 220-10-65-2 is consistent with that for Update 2011-05. The amendments in this Update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

g)       Recently issued accounting pronouncements (continued)

Accounting Standards Update No. 2012-02 “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU No. 2012-02”)

In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. In accordance with the amendments in this Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this ASU did not have a material impact on the consolidated financial statements.

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

	As of June 30,
	2012	2011	2010
Cash and Banks	102,505	24,620	27,284
Current investments	47,573	150,328	162,448
Total cash and banks and current investments as per balance sheet	150,078	174,948	189,732
Less: Items not considered cash and cash equivalents
- Mutual funds	(36,847)	(26,304)	(15,454)
- Non convertible notes – Cresud S.A.C.I.F. y A.	(8,781)	(2,615)	- -
- Retained interests in securitized receivables, net of allowances	- -	- -	(117,248)
- Mortgage bonds issued by BHSA	(496)	(477)	(728)
- Government bonds	- -	- -	(34)
- TDFs	- -	- -	(2,846)
Cash and cash equivalents as shown in the statement of cash flows	103,954	145,552	53,422

Under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by ASC No. 230. The effect of exchange rate changes on cash and cash equivalents for the fiscal years ended June 30, 2012, 2011 and 2010 amounts to Ps. 3.0 million, Ps. 2.3 million and Ps. 0.7 million, respectively.

The Company acquired a participation in Quality Invest S.A. and Nuevo Puerto Santa Fe S.A., see Note 2.h for details. As of June 30, 2012, the Company proportionally consolidated the accounts of those companies. Under US GAAP, the investments were equity accounted. As a result, differences existed between the amount of cash and cash equivalents reported in the primary statement of cash flows and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under US GAAP.

For the years ended June 30, 2010 and 2011(until January 13, 2011), the Company proportionally consolidated the accounts of Apsamedia. Under US GAAP, the investment in Apsamedia was equity accounted until that date. As a result, differences existed between the amount of cash and cash equivalents reported in the primary statement of cash flows and the amount of cash and cash equivalents that would be reported in a statement of cash flows prepared under US GAAP. On January 13, 2011 the Company acquired the remaining 50% of Apsamedia and now has control over the subsidiary. As a consequence, as from that date there are no differences in the statement of cash flows. See Note 15.II.p for details.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

i)	Statement of Cash Flows classification differences (continued)

Pursuant to Argentine GAAP, acquisition of minority interests was reported as investing activities. In accordance with US GAAP, it would be reported as cash from financing activities. The Company acquired on September 7, 2011 an additional participation in Arcos del Gourmet. See Note 2.h for details.

Additionally, under Argentine GAAP the interest payment are classified as financing while under US GAAP are classified as operating activities.

Additionally, under Argentine GAAP, the sale of Apsamedia’s credit portfolio to Tarshop (see Note 15.I.w.b) of Ps. 37.4 million were reported as operating activities whereas this transaction would be classified as cash flows from investing activities for US GAAP purposes.

For these reasons, cash flows from operating, investing and financing activities were different in a statement of cash flows prepared under US GAAP using Argentine GAAP.

The following table set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	June 30, 2012	June 30, 2011	June 30, 2010
Net cash provided by operating activities	554,897	414,187	126,146
Net cash (used in) provided by investing activities	(259,410)	(16,658)	17,094
Net cash used in financing activities	(338,341)	(305,676)	(135,815)
Effect of exchange rate changes on cash and cash equivalents	2,962	2,259	664

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

The following tables set forth the computation of basic and diluted net income per common share under ASC No. 260 for all periods presented:

	June 30, 2012	Oct. 15, 2010 – June 30, 2011	July 1 – Oct. 14, 2010	June 30, 2010
Numerator:
Net income attributable to Alto Palermo S.A.	326,679	153,471	139,963	221,404
Plus (less): income (loss) impact of assumed conversions:
Interest expense on Convertible Notes	14,194	9,363	4,582	18,650
Foreign currency exchange loss on Convertible Notes	13,522	4,807	1,343	6,364
Income tax effect	(9,545)	(4,605)	(2,114)	(8,599)
Net income plus assumed conversions attributable to Alto Palermo S.A.	344,850	163,036	143,774	237,819

Denominator:
Weighted-average number of shares outstanding	1,259,823	1,130,083	782,064	782,064
Plus: incremental shares of assumed conversions:
Convertible Notes	1,304,781	1,248,310	1,725,853	1,793,245
Adjusted weighted-average number of shares	2,564,604	2,378,393	2,507,917	2,575,309

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

j)       Earnings per share (continued)

	June 30, 2012	Oct. 15, 2010 – June 30, 2011	July 1 – Oct. 14, 2010	June 30, 2010
Basic and diluted EPS attributable to Alto Palermo S.A.
Basic net income per common share	0.26	0.14	0.18	0.28
Diluted net income per common share	0.13	0.07	0.06	0.09

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

Under Argentine tax law, the Company does not prepare a consolidated tax return. Subsidiaries are separate tax entities in the jurisdiction where they operate. Accordingly, under Argentine GAAP, the net deferred tax position by company has been classified as a non-current other receivable or as a non-current tax payable as appropriate. Under US GAAP, the classification of deferred taxes is determined by the classification of the current/non-current asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2012 and 2011, Ps. 28.3 million and Ps. 28.2 million, respectively, would have been classified as current assets; Ps 70.2 million and Ps. 56.6 million, respectively, would have been classified as non-current assets; Ps. 1.9 million and Ps. 2.5 million, respectively, would have been classified as current liabilities, and Ps. 196.5 million and Ps. 197.1 million, respectively, would have been classified as non-current liabilities.

Under Argentine GAAP, deferred debt issuance costs are shown as a deduction of the corresponding liability. Under US GAAP, in accordance with ASC No. 835-30-25 “Interest – Imputation of Interest – Recognition” (“ASC No. 835-20-25”) (formerly APB 21 “Interest on Receivables and Payables”), debt issuance costs should be reported as deferred charges in the balance sheet.

m)             Consolidated Statement of Income classification differences

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

m)             Consolidated Statement of Income classification differences (continued)

Should a US GAAP Consolidated Statement of Income be presented, certain items shown in some line items of the Consolidated Statement of Income under Argentine GAAP would have to be reclassified to affect other line items. The following reclassifications are intended to present Argentine GAAP numbers using a different criterion of classification under US GAAP. The numbers included below are not US GAAP numbers.

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

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with ASC No. 605-45-15 “Revenue Recognition” (“ASC No. 605-45-15”) (formerly EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”) and include these costs incurred as a component of revenue and as a component of operating expenses in the Consolidated Statement of Income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 445.7 million, Ps. 325.1 million and Ps. 217.7 million for the years ended June 30, 2012, 2011 and 2010, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the ASC No. 605-45-15 be applied to the Argentine GAAP Consolidated Statement of Income, net revenues under Argentine GAAP would have been Ps. 1,369.3 million, Ps. 1,181.6 million and Ps. 1,002.6 million for the years ended June 30, 2012, 2011 and 2010, respectively.

Operating income

Certain expense and/or income items included within “Other income (expenses), net” and “Financial results, net” of the Argentine GAAP Consolidated Statement of Income would have been included in the determination of operating income under US GAAP. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other income (expenses), net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items, which were originally recorded.

Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 588.8 million, Ps. 459.4 million and Ps. 297.6 million for the years ended June 30, 2012, 2011 and 2010, respectively.

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

	Year ended June 30, 2012
	Alto Palermo S.A.	Non-controlling interest	Total
Net income under US GAAP	326,679	12,687	339,366
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities (i)	359	(169)	190
Net change in unrealized holding gain on available-for-sale securities, TGLT (ii)	(4,007)	- -	(4,007)
Net change in unrealized holding gain on joint ventures	6	- -	6
Comprehensive income	323,037	12,518	335,555
(i)	Net of income taxes of Ps. (194) and Ps. 91 for Alto Palermo S.A. and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. 2,158. The investment was made directly by Alto Palermo S.A.

	Year ended June 30, 2011
	Alto Palermo S.A.	Non-controlling interest	Total
Net income under US GAAP	293,434	6,592	300,026
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities (i)	373	207	580
Net change in unrealized holding gain on retained interests in securitized receivables (ii)	2,836	- -	2,836
Net change in unrealized holding gain on available-for-sale securities, TGLT (iii)	7,966	- -	7,966
Comprehensive income	304,609	6,799	311,408

(i)	Net of income taxes of Ps. (201) and Ps. (111) for Alto Palermo S.A. and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. (1,527). The activity relates to a wholly-owned subsidiary.
(iii)	Net of income taxes of Ps. (4,289). The investment was made directly by Alto Palermo S.A.

	Year ended June 30, 2010
	Alto Palermo S.A.	Non-controlling interest	Total
Net income under US GAAP	221,404	5,486	226,890
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale securities (i)	5	107	112
Net change in unrealized holding gain on retained interests in securitized receivables (ii)	1,482	- -	1,482
Comprehensive income	222,891	5,593	228,484

(i)	Net of income taxes of Ps. (3) and Ps. (57) for Alto Palermo S.A. and the non-controlling interest, respectively.
(ii)	Net of income taxes of Ps. (798).

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

o)         Comprehensive income (loss) (continued)

	As of June 30, 2012
	Alto Palermo S.A.	Non-controlling interest	Total
Unrealized holding gain on available-for-sale securities	1,238	163	1,401
Unrealized holding gain on available-for-sale securities, TGLT	3,959	- -	3,959
Unrealized holding gain on joint ventures	6	- -	6
Accumulated other comprehensive income	5,203	163	5,366

	As of June 30, 2011
	Alto Palermo S.A.	Non-controlling interest	Total
Unrealized holding gain on available-for-sale securities	879	332	1,211
Unrealized holding loss on retained interests in securitized receivables	7,966	- -	7,966
Accumulated other comprehensive income	8,845	332	9,177

	As of June 30, 2010
	Alto Palermo S.A.	Non-controlling interest	Total
Unrealized holding gain on available-for-sale securities	506	125	631
Unrealized holding loss on retained interests in securitized receivables	(2,836)	- -	(2,836)
Accumulated other comprehensive (loss) income	(2,330)	125	(2,205)

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

p)            Pro-rata consolidation of Quality Invest, NPSF and Apsamedia

As discussed in Note 2.c. under Argentine GAAP the Company, as of June 30, 2012, consolidated the accounts of Quality Invest and NPSF on a pro-rata basis. Under US GAAP consolidation was not appropriate since the Company did not exercise control over the subsidiary. As of June 30, 2011 (until January 13, 2011) the Company consolidated the accounts of Apsamedia on a pro-rata basis. On January 13, 2011 the Company acquired the remaining 50% of Apsamedia and now has control over the subsidiary.

Presented below is the consolidated condensed information of the Company as of June 30, 2012 and 2011 considering joint controls as equity investees:

	As of and for the year ended June 30, 2012
	As reported	Elimination of joint control’s accounts	Inclusion of joint controls as equity investees	As adjusted
		(i)
Current assets	502,310	(7,495)	- -	494,815
Non-current assets	1,986,064	(117,617)	77,795	1,946,242
Total assets	2,488,374	(125,112)	77,795	2,441,057

Current liabilities	551,465	(19,724)	- -	531,741
Non-current liabilities	960,436	(27,593)	- -	932,843
Total liabilities	1,511,901	(47,317)	- -	1,464,584

Minority interest	148,426	- -	- -	148,426
Shareholders’ equity	828,047	- -	- -	828,047

Revenues	923,618	(6,422)	- -	917,196
Gross profit	733,009	(4,173)	- -	728,836
Net income	327,842	- -	- -	327,842

Net cash provided by operating activities	623,753	(7,005)	- -	616,748
Net cash used in investing activities	(251,436)	(15,337)	- -	(266,773)
Net cash used in financing activities	(413,915)	21,086	- -	(392,829)

	As of and for the year ended June 30, 2011
	As reported	Elimination of Apsamedia accounts	Inclusion of Apsamedia as an equity investee	As adjusted
		(ii)
Revenues	856,468	(8,905)	- -	847,563
Gross profit	598,708	(5,258)	- -	593,450
Net income	272,054	- -	- -	272,054

Net cash provided by operating activities	520,193	(1,099)	- -	519,094
Net cash used in investing activities	(55,258)	72	1,100	(54,086)
Net cash used in financing activities	(372,805)	750	(1,100)	(373,155)

(i)	Corresponds to NPSF and Quality Invest’s activities as of June 30, 2012.
(ii)	Corresponds to Apsamedia’s activity until January 13, 2011.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

q)       Investments in real estate and accumulated depreciation

The following is a summary of the Company’s investments in real estate as of June 30, 2012 prepared in accordance with SEC S-X 12-28.

Description	Encumbrances	Land	Buildings and improvement	Transfers	Improvements / Additions/ Deductions	Total buildings and improvements	Total	Accumulated depreciation	Date of construction	Date acquired	Life on which depreciation in latest Consolidated Statement of Operations is computed
Shopping centers:
- Abasto		9,752	251,198	592	1,550	253,340	263,092	114,548	November, 1998	- -	31
- Alto Palermo		8,694	424,302	263	996	425,561	434,255	339,066	October, 1990	November, 1997 and March, 1998	26
- Alto Avellaneda		18,089	186,575	421	3,192	190,188	208,277	154,440	October, 1995	November and December, 1997	19
- Paseo Alcorta		11,268	123,050	(62)	2,152	125,140	136,408	72,579	June, 1992	June, 1997	25
- Alto Noa		357	46,195	135	231	46,561	46,918	28,577	September, 1994	March, 1995, September, 1996 and January, 2000	22
- Patio Bullrich		8,419	163,697	3,337	1,480	168,514	176,933	97,784	September, 1988	October, 1998	23
- Buenos Aires Design		- -	59,733	45	692	60,470	60,470	52,794	Between November and December, 1993	November, 1997	20
- Alto Rosario		25,686	74,742	1	200	74,943	100,629	24,546	November, 2004	- -	29
- Mendoza Plaza Shopping		10,546	126,368	186	5,153	131,707	142,253	62,863	June, 1994	December, 2004	22
- Dot Baires		110,222	467,703	750	4,026	472,479	582,701	66,055	May, 2009	November, 2006	29
- Dot Baires Offices		13,346	86,826	87	1,557	88,470	101,816	4,851	August, 2010	November, 2006	33
- La Ribera Shopping		- -	- -	- -	21,697	21,697	21,697	2,883	- -	August, 2011	30
- Córdoba Shopping – Villa Cabrera.	Antichresis	5,009	98,699	468	1,173	100,340	105,349	42,619	March, 1990	December, 2006	16
- Neuquén	Mortgage	2,132	9,761	389	5,089	15,239	17,371	566	Under construction	September, 1999	- -
- Soleil Factory	Mortgage	16,590	55,905	1,253	8,553	65,711	82,301	7,828	- -	July, 2010	14
- Arcos del Gourmet		- -	- -	1,658	16,720	18,378	18,378	- -	Under construction	November, 2009	- -
- Predio San Martín	Mortgage	42,022	- -	- -	50,736	50,736	92,758	1,386	- -	June, 2011	28
Other		3,170	19,397	(1,149)	1,768	20,016	23,186	3,231
Total		285,302	2,194,151	8,374	126,965	2,329,490	2,614,792	1,076,616

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

q)       Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
Original value	2012	2011	2010
Balance, beginning of the year	2,437,431	2,345,386	2,275,848
Additions during the year:
Improvements	169,691	69,202	66,717
Transfers from other fixed assets	8,374	31,071	6,013
	2,615,496	2,445,659	2,348,578

Deductions	(704)	(8,228)	(3,192)
	(704)	(8,228)	(3,192)
Balance, end of the year	2,614,792	2,437,431	2,345,386
	Year ended June 30,
Accumulated depreciation	2012	2011	2010
Balance, beginning of the year.	970,410	868,850	756,639
Additions during the year……………………….	106,208	101,705	112,211
Deductions during the year	(2)	(145)	- -
Balance, end of the year	1,076,616	970,410	868,850

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II.	Additional disclosure requirements

r)       Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2012 prepared in accordance with SEC S-X 12-29.

	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.	Col. G.	Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages	Carrying amount of mortgages (1)	Principal amount of receivables subject to delinquent principal or interest
Customer A	10%	February 2017	Monthly	None	330	431	None
Customer B	14%	June 2014	Monthly	None	128	28	None
Customer C	14%	May 2014	Monthly	None	77	42	None
Customer D	14%	June 2009	Monthly	None	70	28	None
Customer E	14%	April 2014	Monthly	None	58	18	None
Mortgages Receivables Ps. 0 – Ps. 29,999	16%	September 2009	Monthly	None	20	10	None
Mortgages Receivables Ps. 30,000-Ps. 49,999	14%	January 2011	Monthly	None	37	5	None
Mortgages Receivables Ps. 50,000-Ps. 69,999	12-14%	July 2014 – April 2015	Monthly	None	105	6	None
Mortgages Receivables Ps. 70,000-Ps. 89,999	12%	April 2015	Monthly	None	73	- -	None
					898	568

(1) Includes accrued interest and life insurance.

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)
(In thousands of Argentine Pesos, except as otherwise indicated)

15.	Differences between Argentine GAAP and US GAAP (continued)

II. Additional disclosure requirements

r)       Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivable is as follows:

	Years ended June 30,
	2012	2011
Balance, beginning of the year	761	717
Collection of principals during the years	(193)	- -
Additions during the years	- -	44
Balance, end of year	568	761

s)       Long-term incentive program

    As it is mentioned in note 2.i. to the consolidated financial statements, the Company has developed a long-term share-based incentive program (the “Long-term Incentive Program”), which permits the grant of awards to management and key personnel for up to 7.5% of the employee’s annual bonus. The Company believes that such awards better align the interests of its employees with those of its shareholders. The awards generally vest based on 5 years of continuous service.

    During the year ended June 30, 2012, the Company granted 0.8 million of award of shares under the Long-term Incentive Program. None of these outstanding awards were vested as of June 30, 2012.

    For the year ended June 30, 2012, the Company incurred a charge of Ps. 2.1 million related to the awards granted under the Long-term Incentive Program. The weighted-average grant-date fair value of awards granted during the year ended June 30, 2012 was Ps. 0.01. The fair value of the shares has been calculated as the average of the market value of the shares over a period of 60 days.  As of June 30, 2012, there was Ps. 4.3 million of total unrecognized compensation cost related to non-vested awards granted under the Long-term Incentive Program. That cost is expected to be recognized over a weighted-average period of 4 years.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

16.       Other financial statement information (continued)

a.    Fixed assets, net

	Original value					Depreciation
						Current year							Net carrying value as of June 30
Principal account	Value as of beginning of year	Additions	Deductions (1)	Transfers	Value as of end of year	Accumulated as of beginning of year	Additions	Deductions	Amount (1)	Transfers	Accumulated as of end of year	2012	2011
Properties:
Shopping Centers:
- Abasto	258,738	151	(72)	278	259,095	106,472	- -	(2)	8,078	- -	114,548	144,547	152,266
- Alto Palermo	432,325	350	- -	299	432,974	317,651	- -	- -	21,415	- -	339,066	93,908	114,674
- Alto Avellaneda	202,376	2,784	- -	1,624	206,784	140,399	- -	- -	14,041	- -	154,440	52,344	61,977
- Paseo Alcorta	132,714	96	- -	(559)	132,251	67,517	- -	- -	5,062	- -	72,579	59,672	65,197
- Alto Noa	46,500	231	- -	151	46,882	26,150	- -	- -	2,427	- -	28,577	18,305	20,350
- Buenos Aires Design	59,531	294	- -	- -	59,825	51,698	- -	- -	1,096	- -	52,794	7,031	7,833
- Patio Bullrich	171,722	723	- -	3,294	175,739	89,020	- -	- -	8,049	715	97,784	77,955	82,702
- Alto Rosario	100,074	146	- -	81	100,301	21,310	- -	- -	3,236	- -	24,546	75,755	78,764
- Mendoza Plaza Shopping	136,111	4,880	- -	121	141,112	58,288	- -	- -	4,575	- -	62,863	78,249	77,823
- Neuquén	7,427	818	- -	- -	8,245	566	- -	- -	- -	- -	566	7,679	6,861
- Dot Baires	576,308	3,640	- -	2,013	581,961	44,801	- -	- -	21,254	- -	66,055	515,906	531,507
-Soleil Factory	70,047	1,835	- -	493	72,375	3,781	- -	- -	4,047	- -	7,828	64,547	66,266
- Córdoba Shopping – Villa Cabrera	103,076	483	- -	113	103,672	37,538	- -	- -	5,081	- -	42,619	61,053	65,538
-La Ribera Shopping	- -	20,705	- -	- -	20,705	- -	1,957	- -	926	- -	2,883	17,822	- -
-Predio San Martín	- -	92,758	- -	- -	92,758	- -	1,025	- -	361	- -	1,386	91,372	- -
Other	20,912	1,433	- -	(2,166)	20,179	3,129	- -	- -	618	(715)	3,032	17,147	17,783
Office property	273	1	- -	- -	274	34	- -	- -	165	- -	199	75	239
Dot Baires offices	100,172	1,557	- -	87	101,816	2,056	- -	- -	2,795	- -	4,851	96,965	98,116
Leasehold improvements	8,632	92	- -	5	8,729	8,395	- -	- -	227	- -	8,622	107	237
Facilities	83	- -	- -	(5)	78	3	- -	- -	9	- -	12	66	80
Furniture and fixtures	40,094	1,778	(691)	821	42,002	26,340	169	(243)	4,621	- -	30,887	11,115	13,754
Vehicles	291	- -	- -	- -	291	279	- -	- -	6	- -	285	6	12
Computer equipment	23,815	2,643	(83)	363	26,738	22,276	25	(10)	1,258	5	23,554	3,184	1,539
Software	13,767	971	(214)	58	14,582	12,595	29	- -	812	(5)	13,431	1,151	1,172
Suppliers advances	11,151	18,151	- -	(10,601)	18,701	- -	- -	- -	- -	- -	- -	18,701	11,151
Rights for parking spaces to be received (Note 6)	9,264	- -	- -	- -	9,264	- -	- -	- -	- -	- -	- -	9,264	9,264
Work-in-progress:
- Alto Rosario	354	68	(14)	(80)	328	- -	- -	- -	- -	- -	- -	328	354
- Arcos del Gourmet	- -	16,720	- -	1,658	18,378	- -	- -	- -	- -	- -	- -	18,378	- -
- Abasto	2,212	1,471	- -	314	3,997	- -	- -	- -	- -	- -	- -	3,997	2,212
- Avellaneda	2,288	770	(362)	(1,203)	1,493	- -	- -	- -	- -	- -	- -	1,493	2,288
- Alto Palermo	671	804	(158)	(36)	1,281	- -	- -	- -	- -	- -	- -	1,281	671
- Neuquén	4,466	4,271	- -	389	9,126	- -	- -	- -	- -	- -	- -	9,126	4,466
- Buenos Aires Design	202	398	- -	45	645	- -	- -	- -	- -	- -	- -	645	202
- Leasehold improvements	598	- -	- -	- -	598	598	- -	- -	- -	- -	598	- -	- -
- Patio Bullrich	394	765	(8)	43	1,194	- -	- -	- -	- -	- -	- -	1,194	394
- Paseo Alcorta	1,604	2,086	(30)	497	4,157	- -	- -	- -	- -	- -	- -	4,157	1,604
- Mendoza Plaza Shopping S.A.	803	273	- -	65	1,141	- -	- -	- -	- -	- -	- -	1,141	803
- La Ribera Shopping	- -	992	- -	- -	992	- -	- -	- -	- -	- -	- -	992	- -
- Córdoba Shopping – Villa Cabrera	632	690	- -	355	1,677	- -	- -	- -	- -	- -	- -	1,677	632
- Dot Baires	1,617	413	(27)	(1,263)	740	- -	- -	- -	- -	- -	- -	740	1,617
-Soleil Factory	2,448	6,718	- -	760	9,926	- -	- -	- -	- -	- -	- -	9,926	2,448
- Office property	1,382	367	(33)	1,017	2,733	- -	- -	- -	- -	- -	- -	2,733	1,382
- Alto Noa	52	- -	- -	(16)	36	- -	- -	- -	- -	- -	- -	36	52
Total as of June 30, 2012	2,545,126	193,326	(1,692)	(985)	2,735,775	1,040,896	3,205	(255)	110,159	- -	1,154,005	1,581,770	- -
Total as of June 30, 2011	2,485,765	95,708	(45,611)	9,264	2,545,126	956,194	- -	(27,473)	112,175	- -	1,040,896	- -	1,504,230

(1)
The allocation of annual depreciation charges in the Consolidated Statements of Income is included in "Other expenses", except for Ps. 136 and 425 as of June 30, 2012 and 2011, respectively, passed-through to tenants (See Note 16.g.).

(2)	Includes Ps. 1,764 related to Apsamedia acquisition. See Note 2.h for details.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

16.         Other financial statement information (continued)

b.	Intangible assets, net

	Original Value						Amortization				Net carrying value as of June 30,
Principal account	Value as of beginning of year	Additions	Deductions	Transfers	Value as of end of year	Accumulated as of beginning of year	Additions	Deductions	Amount(1)	Accumulated as of end of year	2012	2011
Trademarks	986	186	- -	- -	1,172	690	162	- -	101	953	219	296
Preoperating expenses.	38,430	5,309	-1,153	985	43,571	17,373	1,203	-536	3,536	21,576	21,995	21,057
Rentals gained.	- -	707	- -	- -	707	- -	- -	- -	707	707	- -	- -
Saved costs.	- -	547	- -	- -	547	- -	- -	- -	547	547	- -	- -
Concession.	20,873	13,913	- -	- -	34,786	- -	- -	- -	- -	- -	34,786	20,873
Total as of June 30, 2012	60,289	20,662	(1,153)	Ps. 985	80,783	18,063	1,365	(536)	4,891	23,783	57,000	- -
Total as of June 30, 2011	70,785	3,051	(13,547)	Ps. - -	60,289	17,283	- -	(4,730)	5,510	18,063	- -	42,226

The allocation of annual amortization charges in the Consolidated Statements of Income is included in “Other expenses” (Note 16.g).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

16.           Other financial statement information (continued)

c.	Negative goodwill, net

	Original value				Amortization			Net carrying value as of June 30,
Principal account	Value as of beginning of year	Additions	Deductions	Value as of end of year	Accumulated as of beginning of year	Amount (1)	Accumulated as of end of year	2012	2011
- Old Alto Palermo	24,628	- -	- -	Ps. 24,628	24,628	- -	24,628	- -	- -
- Soleil Factory	(15,439)	(70)	- -	(15,509)	(1,090)	(1,100)	(2,190)	(13,319)	(14,349)
- Fibesa	21,217	- -	- -	21,217	21,217	- -	21,217	- -	- -
- Ersa	(579)	- -	- -	(579)	(393)	(74)	(467)	(112)	(186)
- Empalme	(10,671)	- -	- -	(10,671)	(2,856)	(634)	(3,490)	(7,181)	(7,815)
- Mendoza	(6,314)	- -	- -	(6,314)	(979)	(328)	(1,307)	(5,007)	(5,335)
- Apsamedia	(100)	- -	- -	(100)	(100)	- -	(100)	- -	- -
- Conil	506	- -	- -	506	- -	- -	- -	506	506
- Arcos del Gourmet	- -	5,730	- -	5,730	- -	- -	- -	5,730	- -
- Quality Invest	- -	3,958	- -	3,958	- -	- -	- -	3,958	- -
- Nuevo Puerto Santa Fe	- -	874	- -	874	- -	31	31	843	- -
Total as of June 30, 2012	13,248	Ps. 10,492	- -	23,740	40,427	(2,105)	38,322	(14,582)	- -
Total as of June 30, 2011	28,787	Ps. - -	(15,539)	13,248	42,310	(1,883)	40,427	- -	(27,179)

(1)  The allocation of annual amortization charges in the Consolidated Statements of Income is included in “Amortization of goodwill, net”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

16.           Other financial statement information (continued)

d.	Allowances and provisions

						Carrying value as of June 30,
Item	Balances as of beginning of year	Additions		Deductions		2012	2011	2010
Deducted from current assets:
Allowance for doubtful accounts	105,069	13,823	(1)	(59,026	)(2)	59,866	105,069	103,289
Impairment of investments	- -	- -		- -		- -	- -	7,423
Total as of June 30, 2012	105,069	13,823		(59,026)		59,866	- -	- -
Total as of June 30, 2011	110,712	43,744		(49,387)		- -	105,069	- -
Total as of June 30, 2010	127,565	24,988		(41,841)		- -	- -	110,712
Deducted from non-current assets:
Allowance for doubtful accounts	- -	- -		- -		- -	- -	1,250
Allowance for doubtful mortgage receivable	2,208	- -		- -		2,208	2,208	2,208
Impairment of investments	- -	- -		- -		- -	- -	1,165
Total as of June 30, 2012	2,208	- -		- -		2,208	- -	- -
Total as of June 30, 2011	4,623	- -		(2,415)		- -	2,208	- -
Total as of June 30, 2010	6,856	1,721		(3,954)		- -	- -	4,623
Included in current liabilities:
Provision for contingencies	267	89	(3)	(356	)(3)	- -	267	1,743
Total as of June 30, 2012	267	89		(356)		- -	- -	- -
Total as of June 30, 2011	1,743	443		(1,919)		- -	267	- -
Total as of June 30, 2010	1,004	739		- -		- -	- -	1,743
Included in non-current liabilities:
Provision for contingencies	12,829	5,911	(3)	(7,147	)(4)	11,593	12,829	7,913
Total as of June 30, 2012	12,829	5,911		(7,147)		11,593	- -	- -
Total as of June 30, 2011	7,913	7,477		(2,561)		- -	12,829	- -
Total as of June 30, 2010	5,492	3,282		(861)		- -	- -	7,913

(1)	Included in Note 16.g. - Other expenses, net of Ps. 92 related to Nuevo Puerto Santa Fe acquisition.
(2)
Includes Ps. 8,056 for recovery of allowances, Ps. 45,632 corresponds to Apsamedia’s credit and Ps. 5,338 corresponds to allowances used in the year. Additions and recoveries are disclosed together with Ps. 1,214 of debt relief in Note 16.g. – Other expenses.

(3)	Included in Note 16.g – Other expenses together with Ps. 867 included in Other income (expenses), net.
(4)	Includes Ps. 5,597 for recovery of allowances and Ps. 1,550 corresponds to allowances used in the year.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

16.         Other financial statement information (continued)

e.     Cost of leases and services, consumer financing and others

	Year ended June 30,
	2012	2011	2010
I. Cost of leases and services
Expenses (Note 16.g)	157,260	165,068	158,559
Cost of leases and services	157,260	165,068	158,559
II. Cost of consumer financing
Expenses (Note 16.g)	1,605	22,664	99,945
Cost of consumer financing	1,605	22,664	99,945
III. Cost of others
Inventory as of the beginning of the year	62,323	21,941	11,746
Purchases of the year	1,095	27,177	1,268
Expenses (Note 16.g)	57	9	14
Transfers	- -	64,151	8,079
Cost of Neuquén plot of land	- -	5,298	- -
Write offs due to obsolescence	- -	(1,189)	- -
Gain from recognition of inventories at net realizable value	8,870	14,964	1,162
Inventory as of the end of the year	(40,601)	(62,323)	(21,941)
Cost of others	31,744	70,028	328
Total cost	190,609	257,760	258,832

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statement (continued)

16.         Other financial statement information (continued)

f.	Foreign currency assets and liabilities

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current exchange rate	2012	2011
Assets
Current assets
Cash and banks	US$	20,726	4.487	92,999	13,186
Cash and banks	EURO	14	5.674	82	90
Cash and banks	Libras	2	7.037	11	10
Other investments, net	US$	1,394	4.487	6,253	123,205
Accounts receivable, net	US$	2,900	4.487	13,013	47,913
Accounts receivable with related parties, net	US$	95	4.487	428	151
Accounts receivable, net	UYU	348	0.207	72	77
Other receivables and prepaid expenses with related parties, net	US$	12	4.487	56	51
Other receivables	EURO	29	5.674	163	17
Other receivables	US$	113	4.487	506	9,195
Total current assets				113,583	193,895

Non current assets
Accounts receivable, net	US$	364	4.487	1,632	371
Other receivables and prepaid expenses, net	US$	60	4.487	269	863
Other investments, net	US$	654	4.487	2,958	9,244
Total non-current assets.				4,859	10,478
Total assets as of June 30, 2012				118,442	- -
Total assets as of June 30, 2011				- -	204,373

Liabilities
Current liabilities
Trade accounts payable	US$	1,104	4.527	4,997	10,496
Trade accounts payable	EURO	28	5.736	162	168
Trade accounts payable with related parties	US$	322	4.527	1,456	1,006
Short-term debt	US$	9,534	4.527	43,160	22,078
Short-term debt with related parties	US$	1,444	4.527	6,535	- -
Customer advances	US$	1,191	4.527	5,393	21,301
Other liabilities	US$	- -	4.527	- -	86
Total current liabilities				61,703	55,135

Non current liabilities
Long-term debt	US$	122,742	4.527	555,651	617,740
Long-term debt with related parties	US$	31,739	4.527	143,684	- -
Provision for contingencies	US$	200	4.527	905	2,877
Customer advances	US$	596	4.527	2,698	418
Other liabilities	US$	158	4.527	716	- -
Total non-current liabilities				703,654	621,035
Total liabilities as of June 30, 2012				765,357	- -
Total liabilities as of June 30, 2011				- -	676,170

Alto Palermo S.A. (APSA)
Notes to the Consolidated Financial Statements (continued)

16.	Other financial statement information (continued)

g.	Other expenses

	Expenses
Items	Cost of others	Cost of consumer financing	Cost of leases and services	Cost of pass-through expenses	Cost of collective promotion fund	Cost of expenses recovery	Subtotal cost	Administrative	Selling	Total as of June 30, 2012	Total as of June 30, 2011	Total as of June 30, 2010
Depreciation and amortization	- -	- -	114,897	- -	- -	- -	114,897	- -	17	114,914	115,496	118,182
Salaries, bonuses and social security contributions	- -	- -	- -	127,736	15,605	(143,341)	- -	14,146	13,170	27,316	35,579	77,598
Taxes, rates, contributions and services	52	- -	270	52,923	5,495	(58,418)	322	17,543	30,485	48,350	47,832	76,079
Advertising	- -	- -	- -	94	104,023	(104,117)	- -	- -	3,463	3,463	5,467	19,131
Fees for directors	- -	- -	- -	- -	- -	- -	- -	36,024	- -	36,024	29,814	22,048
Fees and payments for services	- -	1,386	- -	14,560	- -	(14,560)	1,386	12,256	- -	13,642	21,462	46,979
Commissions	- -	- -	- -	(1,035)	2	1,033	- -	- -	17	17	6,531	41,140
Parking	- -	- -	21,742	- -	- -	- -	21,742	- -	- -	21,742	17,263	18,784
Allowance for doubtful accounts	- -	- -	- -	- -	- -	- -	- -	- -	6,889	6,889	6,853	24,988
Rental	- -	- -	- -	3,819	198	(4,017)	- -	2,013	- -	2,013	2,538	6,810
Maintenance, repairs, cleaning and security	5	97	4,868	103,502	1,344	(104,846)	4,970	877	- -	5,847	3,763	3,295
Insurance	- -	122	- -	1,516	46	(1,562)	122	740	- -	862	1,664	6,921
Stationery	- -	- -	- -	3,036	126	(3,162)	- -	130	- -	130	694	3,464
Personnel	- -	- -	- -	5,749	286	(6,035)	- -	906	450	1,356	1,806	3,031
Freight and transportation	- -	- -	- -	1,336	434	(1,770)	- -	349	- -	349	185	127
Regulatory Authority expenses	- -	- -	- -	- -	- -	- -	- -	573	- -	573	414	440
Bank charges	- -	- -	- -	- -	- -	- -	- -	1,285	- -	1,285	1,486	1,185
Municipal taxes	- -	- -	928	- -	- -	- -	928	- -	- -	928	242	222
Contingencies	- -	- -	914	- -	- -	- -	914	- -	- -	914	2,755	3,189
Training expenses	- -	- -	- -	- -	- -	- -	- -	- -	- -	- -	- -	2,564
Other services	- -	- -	- -	1,498	- -	(1,498)	- -	- -	- -	- -	- -	- -
Indemnity	- -	- -	- -	- -	- -	- -	- -	- -	- -	- -	355	70
Unreimbursed expenses	- -	- -	13,019	749	1,273	(2,022)	13,019	- -	- -	13,019	25,117	23,585
Other	- -	- -	408	1,335	26	(1,361)	408	3,405	138	3,951	4,019	2,859
Expenses recovery	- -	- -	- -	(316,818)	(128,858)	445,676	- -	- -	- -	- -	- -	- -
Cost of available units………………….	- -	- -	214	- -	- -	- -	214	- -	- -	214	1,154	- -
Total as of June 30, 2012	57	1,605	157,260	- -	- -	- -	158,922	90,247	54,629	303,798	- -	- -
Total as of June 30, 2011	9	22,664	165,068	- -	- -	- -	187,741	76,308	68,440	- -	332,489	- -
Total as of June 30, 2010	14	99,945	158,559	- -	- -	- -	258,518	81,434	162,739	- -	- -	502,691