Form 20-F
ALTO PALERMO SA APSA
filed 2013-10-31
CIK 1128173

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2013

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

Alto Palermo S.A. (APSA)
(Translation of Registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877, 22nd Floor
Ciudad Autónoma de Buenos Aires, Argentina
(Address of principal executive offices)

Matías Ivan Gaivironsky – CFO
Tel  (+ 54 11) 4323 7449 – finanzas@altopalermo.com.ar
Moreno 877 24th Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2013 was 1,260,140,508

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    ☐  Yes    ☒  No

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

Large accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒ by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     ☐   Yes     ☒   No

Table of Contents

ALTO PALERMO S.A. (APSA)

Table of Content

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

This annual report includes forward-looking statements, principally under the captions “Risk Factors”, “Business Overview” and “Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

Factors that could cause actual results to differ materially and adversely include but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	inflation, currency fluctuations and fluctuations in prevailing interest rates;

•	changes in customer demand and preferences, as well as the financial condition of our tenants and customers;

•	competitive conditions in the shopping center industry in Argentina as a whole and particularly in our areas of operations;

•	our ability to implement our business plan, including our ability to secure financing on terms acceptable to us;

•	changes in the retail market in Argentina;

•	existing and future laws and government regulations applicable to our business;

•	increases in our costs;

•	interests of and actions taken by, our controlling shareholders, including any resulting conflicts of interest;

•	our ability to integrate businesses or assets we acquire into our existing business;

•	events of force majeure; and
•	the risk factors discussed under Item 3 (d) Risk Factors on page 8.

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION
Financial Statements

This Annual Report contains our audited consolidated financial statements as of June 30, 2013 and 2012 and as of July 1, 2011 and for our fiscal years ended June 30, 2013 and 2012 (our “audited consolidated financial statements”). Our audited consolidated financial statements included elsewhere herein have been audited by Price Waterhouse & Co. S.R.L., Ciudad Autónoma de Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm (“Price Waterhouse & Co.”) whose report is included herein.

Pursuant to Resolution No. 562/09 of the Comisión Nacional de Valores ("CNV"), as subsequently amended by Resolution No. 576/10, all listed companies in Argentina with certain exceptions (i.e. financial institutions and insurance entities) were required to present their consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Therefore, we have prepared our audited consolidated financial statements under IFRS for the first time for our financial year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. All IFRS standards issued by the IASB effective at the time of preparing the audited consolidated financial statements have been applied. In addition, we have applied certain IFRS standards which were not effective as of June 30, 2013 but for which earlier adoption was permitted.

The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011. Prior to the adoption of IFRS, we prepared our consolidated financial statements in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”). We also complied with the regulations of the CNV.

The application of IFRS 1 “First Time Adoption of IFRS” required us to adopt accounting policies based on the standards and interpretations effective at the reporting date of our first IFRS financial statements (June 30, 2013). As a result of adopting IFRS, we have changed many of our previous accounting policies. These IFRS accounting policies have been applied consistently in preparing our consolidated financial statements, and in the preparation of the opening IFRS statement of financial position at transition date.

In preparing the opening IFRS statement of financial position, we have adjusted amounts reported previously in our consolidated financial statements prepared in accordance with Argentine GAAP. An explanation of how the transition from Argentine GAAP to IFRS has affected our financial performance and financial position is set out in the following table.

	July 1, 2011 (1)	June 30, 2012 (1)
Total shareholders’ equity under Argentine GAAP attributable to Alto Palermo S.A.	788,274	828,047
Revenue recognition – “scheduled rent increases”	47,546	74,863
Revenue recognition – “letting fees”	(35,447)	(44,446)
Trading properties	(25,694)	(16,033)
Pre-operating and organization expenses	(21,961)	(20,903)
Goodwill	27,685	25,651
Non-current investments – financial assets	12,255	6,090
Initial direct costs on operating leases	232	351
Tenant deposits	43	111
Impairment of financial assets	(2,088)	(519)
Present value accounting – tax credits	10,943	5,803
Investments in associates	(6,454)	(11,609)
Investments in joint ventures	-	28
Acquisition of non-controlling interest	-	(14,773)
Deferred income tax	(107)	(8,565)
Non-controlling interest on adjustment above	691	(220)
Subtotal shareholders’ equity under IFRS attributable to Alto Palermo S.A.	795,918	823,876
Non-controlling interest	136,836	148,647
Total shareholders’ equity under IFRS	932,754	972,523

Table of Content

June 30, 2012 (1)
Net comprehensive income under Argentine GAAP attributable to Alto Palermo S.A.	327,842
Revenue recognition – “scheduled rent increases”	27,317
Revenue recognition – “letting fees”	(8,999)
Trading properties	9,661
Pre-operating and organization expenses	1,058
Goodwill	(2,034)
Non-current investments – financial assets	(6,165)
Initial direct costs on operating leases	119
Tenant deposits	68
Impairment of financial assets	1,569
Present value accounting – tax credits	(5,140)
Investments in associates	(5,155)
Investments in joint ventures	28
Deferred income tax	(8,458)
Non- controlling interest on adjustment above	336
Net comprehensive income under IFRS attributable to Alto Palermo S.A.	332,047
Non-controlling interest	13,597
Total net comprehensive income under IFRS Alto Palermo S.A.	345,644

(1)	In thousands of Pesos.

Note 3 to our audited consolidated financial statements included in Item 18 of this annual report on Form 20F contains a thorough description of the application of the optional exemptions and mandatory exceptions under IFRS 1 together with the required reconciliations of Argentine GAAP to IFRS and a detailed explanation of the adjustments.

Market Data

Market data used throughout this annual report was derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable.

 Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding.

In this annual report where we refer to “Peso”,“Pesos”, “ARS” or “Ps.” we mean Argentine pesos, the lawful currency in Argentina; when we refer to “U.S. Dollars,” or “US$” we mean United States dollars, the lawful currency of the United States of America; and when we refer to “Central Bank” we mean the Argentine Central Bank.

Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. Dollars at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2013, which was Ps. 5.388 = US$ 1.00. We make no representation that the Peso or U.S. Dollar amounts actually represent or could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

Table of Content
PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

This item is not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3.	Key Information

A. Selected consolidated financial data

The following selected consolidated financial data has been derived from our audited consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with our audited consolidated financial statements and the discussion in Item 5 "Operating and Financial Review and Prospects" included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2013 and 2012 and the selected consolidated balance sheet data as of June 30, 2013, 2012 and as of July 1, 2011 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co., Ciudad Autónoma de Buenos Aires, Argentina, member firm of PricewaterhouseCoopers an independent registered public accounting firm.

	For the fiscal years ended June 30,
	2013	2013	2012
	US$ (2)	Ps. (1)	Ps. (1)
Audited Consolidated Statement of Income
Revenues	303,900	1,637,411	1,367,437
Costs	(139,173)	(749,865)	(619,278)
Gross profit	164,726	887,546	748,159

Gain from disposal of investment properties	44	236	-
General and administrative expenses	(12,569)	(67,720)	(58,183)
Selling expenses	(11,289)	(60,826)	(43,376)
Other operating results, net	(6,974)	(37,578)	(20,816)
Total operating income	133,938	721,658	625,784

Share of (loss) /profit of associates and joint ventures	(112)	(602)	3,758
Profit from operations before financing and taxation	133,826	721,056	629,542

Financial income	10,213	55,029	49,561
Finance cost	(45,886)	(247,233)	(157,411)
Other financial	163	877	3,368
Financial results, net	(35,510)	(191,327)	(104,482)
Income before tax	98,316	529,729	525,060
Income tax, expense	(33,166)	(178,698)	(179,416)
Total net income	65,151	351,031	345,644
Total comprehensive income	65,151	351,031	345,644

Attributable to:
Equity holders of the parent	61,265	330,098	332,047
Non-controlling interest	3,885	20,933	13,597
Profit per share attributable to equity holders of the parent:
Basic	0.05	0.26	0.26
Diluted	0.05	0.26	0.14

CASH FLOW DATA
Net cash generated from operating activities	121,512	654,706	613,905
Net cash used in investing activities	(82,993)	(447,164)	(259,529)
Net cash used in financing activities	(16,850)	(90,789)	(400,192)
Net increase / (decrease) in cash and cash equivalents	21,669	116,753	(45,816)

	As of the year ended June 30,			As of July 1,
	2013	2013	2012	2011
	US$ (2)	Ps. (1)	Ps. (1)	Ps. (1)
Audited Consolidated Statements of Financial Position
ASSETS
Non-Current Assets
Investment properties	302,691	1,630,900	1,553,794	1,554,913
Property, plant and equipment	3,743	20,169	17,485	17,402
Trading properties	5,867	31,612	35,334	32,777
Intangible assets	4,164	22,438	22,501	22,745
Investment in associates and joint ventures	31,759	171,117	114,455	47,634
Deferred income tax assets	6,942	37,404	23,467	22,790
Income tax receivables	943	5,083	4,002	4,778
Trade and other receivables	14,089	75,910	78,886	78,982
Investments in financial assets	18,553	99,963	104,993	76,256
Total non-current assets	388,752	2,094,596	1,954,917	1,858,277

Current Assets
Trading properties	1,298	6,991	4,012	14,224
Inventories	1,837	9,896	10,394	7,384
Trade and other receivables	102,220	550,762	386,773	324,522
Investments in financial assets	31,398	169,174	45,072	29,396
Cash and cash equivalents	41,460	223,385	102,698	145,552
Total current assets	178,212	960,208	548,949	521,078

TOTAL ASSETS	566,964	3,054,804	2,503,866	2,379,355

Shareholders´ equity attributable to Alto Palermo S.A.	157,558	848,923	823,876	795,918
Non-controlling interest	30,047	161,892	148,647	136,836
Shareholders´ equity	187,605	1,010,815	972,523	932,754
LIABILITIES
Non-current liabilities
Trade and other payables	35,295	190,170	160,208	143,934
Borrowings	154,939	834,814	680,550	615,503
Deferred income tax liabilities	18,920	101,942	120,968	137,684
Provisions	2,177	11,730	11,593	12,829
Total non-current liabilities	211,332	1,138,656	973,319	909,950

Current liabilities
Trade and other payables	81,245	437,750	361,880	324,545
Income tax liabilities	14,418	77,683	105,411	66,163
Payroll and social security liabilities	4,833	26,041	26,171	24,061
Derivative financial instruments	321	1,732	-	-
Borrowings	66,078	356,028	64,562	121,615
Provisions	1,132	6,099	-	267
Total current liabilities	168,028	905,333	558,024	536,651

TOTAL LIABILITIES	379,360	2,043,989	1,531,343	1,446,601

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	566,965	3,054,804	2,503,866	2,379,355

Table of Content

	IFRS For the fiscal years ended on June, 30
	2013	2013	2012
	US$ (2)	Ps. (1)	Ps. (1)
OTHER FINANCIAL DATA
Basic net income per common share	0.048	0.26	0.26
Diluted net income per common share	0.048	0.26	0.14
Basic net income per ADS	1.930	10.40	10.40
Diluted net income per ADS	1.930	10.40	5.60
Weighted – average number of common shares outstanding	126,014	126,014	126,014
Depreciation and amortization	24,092	129,806	108,849
Capital expenditures	41,371	222,907	116,411
Working capital	10,184	54,875	(9,075)
Ratio of current assets to current liabilities	0.20	1.06	0.98
Ratio of shareholders’ equity to total liabilities	0.09	0.49	0.64
Ratio of non-current assets to total assets	0.13	0.69	0.78
Dividends per share	0.045	0.24	0.23
Dividends per ADS	1.806	9.73	9.34
Number of shares outstanding	1,260,140	1,260,140	1,259,886
Share Capital	23,388	126,014	125,989

(1)	In thousands of Pesos, except ratios. Totals may not sum due to rounding.
(2)
In thousands of U.S. Dollars. Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina as of June 30, 2013, which was Ps. 5.388 per US$ 1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.

 Exchange Rates

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obligated to sell U.S. Dollars to any individual at a fixed exchange rate of Ps. 1.00 per US$ 1.00. On January 7, 2002, the Argentine congress enacted Law No. 25.561 (the “Public Emergency Law”), abandoning over ten years of fixed Peso-U.S. Dollar parity at Ps. 1.00 per US$ 1.00. After devaluing the Peso and setting the official exchange rate at Ps. 1.40 per US$ 1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. Dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. As of October 24, 2013 the exchange rate was Ps. 5.8700 = US$1.00 as quoted by Banco de la Nación Argentina at the U.S. Dollar selling rate. During the calendar year 20010, year 2011, year 2012 and the first semester of year 2013, the Central Bank has indirectly affected the exchange rate market, through active participation with the purpose of isolating external effects and maintaining a stable parity.

The following table presents the high, low, average and period closing exchange rate for the average ask / bid of U.S. Dollars stated in nominal Pesos per U.S. Dollar.

	Exchange Rate
	High(1)	Low (2)	Average (3)	Period Closing(4)
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
Fiscal year ended June 30, 2011	4.0900	3.9110	3.9810	4.0900
Fiscal year ended June 30, 2012	4.5070	4.0900	4.2808	4.5070
Fiscal year ended June 30, 2013	5.3680	4.5050	4.8914	5.3680
July, 2013	5.4850	5.3700	5.4218	5.4850
August, 2013	5.6520	5.4910	5.5625	5.6520
September, 2013	5.7730	5.6660	5.7173	5.7730
As of October 24, 2013	5.8500	5.8700	5.8152	5.8500

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year.
(3)	Average exchange rate for the fiscal year, month or partial period described in the table above.
(4)	Average of the selling rate and buying rate.

Source: Banco de la Nación Argentina

Table of Content

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

In 2012, the Argentine GDP increased by 2.1%, according to data published by the National Institute of Statistics (“Instituto Nacional de Estadísticas y Censos” or the “INDEC”). For the six months ended June 30, 2013, GDP increased 7.3% relative to the same period the prior year, according to data published by the INDEC. As of June 30, 2013, the Monthly Economic Activity Estimator (“Estimador Mensual de Actividad Económica” or the “EMAE”) increased 5.7%, relative to the same period the prior year, according to data published by the INDEC.

The economic and financial slowdown in certain European countries, the United States, and certain other important commercial partners of Argentina, may imply a decline in the international demand for Argentine products, which could have a material adverse effect on our financial condition and the results of operations. Moreover, the country’s relative stability since 2002 has been affected by increased political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso since January 2002 has created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. In fiscal years 2009, 2010, 2011, 2012 and 2013, inflation according to the INDEC was 8.5%, 11.0%, 9.7%, 9.9% and 10.5%, respectively, in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed upon with private companies. The uncertainty surrounding future inflation may impact the country’s growth.

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

Additionally, high inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, a portion of the Argentine debt is adjusted by the Coefciente de Estabilización de Referencia, (“CER Index”, per its acronym in Spanish), a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country`s financial obligation.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the policy of the Argentine government intended to curb the increase of inflation and consequently reduce payments on the outstanding inflation-linked bonds issued by Argentina. At the time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, the International Monetary Fund (“IMF”) requested to clarify its inflation rates several times.

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

The aforementioned 2008 consumer price index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have negatively affected the credibility of the consumer price index published by the INDEC, as well as other indexes published by the INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product index. Argentina’s inflation rate may be differ significantly higher than the rates indicated by official reports.

In December 2010, the Argentine government agreed to meet with an official IMF team which arrived in Argentina to assist the INDEC with the development of a new national price index. In April 2011, the IMF team completed the second technical mission to assist on the design and methodology of a new national price index. As of the date of this annual report, the Argentine government has informed the IMF that a new nationwide consumer price index would be published in the foreseeable future, stating that the figures from the new consumer price index may differ with the consumer price now emplaces; in that sense, all Argentine provinces have already signed an agreement to enter into the aformentioned new consumer price index, which will be submitted to the IMF during November 2013.

Any required correction or restatement of the INDEC indexes could result in a significant further decrease in confidence in the Argentine economy, which could , in turn, have an adverse effect on our ability to access international capital markets to finance our operations and growth, which could, in turn, adversely affect our results of operations and financial conditions and cause  the market value of our ADSs to decline.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. As a result of the restructuring the Argentine government announced that it had approximately US$ 129.2 billion in total gross public debt as of December 31, 2005. Certain bondholders that did not participate in that restructuring, mainly from the United States, Italy and Germany, filed legal actions against Argentina to collect on the defaulted bonds. Many of these proceedings are still pending as of this date and holdout creditors may initiate new suits in the future.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Central Bank in an amount equal to approximately US$ 6.5 billion. However, as of the date of this Annual Report, the National Government has not yet cancelled such debt. If no agreement with the Paris Club creditor nations is reached, financing from multilateral financial institutions may be limited or not available.

In addition, foreign shareholders of several Argentine companies have filed claims before the International Center for the Settlement of Investment Disputes (“ICSID”) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, the ICSID tribunals have issued several awards against Argentina. Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently final. This decisions required the Argentine government to pay US$ 133.2 million, US$ 165.2 million and US$ 105 million, respectively. During the month of October 2013, the Argentinean Government has announced that has arrived to an agreement to settle the aforementioned claims against Argentina, in a settlement agreement which establishes  a 25% nominal haircut, and the investment in newly sovereign bonds of Argentina to be issued, among other conditions.

In April 30, 2010, Argentina launched a new debt exchange to holders of the securities issued in the 2005 debt exchange and to holders of the securities that were eligible to participate in the 2005 debt exchange (other than brady bonds) to exchange such debt for new securities and, in certain cases, a cash payment. As a result of the 2005 and 2010 exchange offers, Argentina restructured over 91% of the defaulted debt eligible for the 2005 and 2010 exchange offers. The creditors who did not participate in the 2005 or 2010 exchange offers may continue their pursuit of a legal action against Argentina for the recovery of debt, which could adversely affect Argentina’s access to the international capital markets.

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. In addition, various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness. Such groups have over the years unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature has taken any significant steps towards adopting such legislation, we can make no assurance that the enactment of a new legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

Table of Content

Furthermore, in April 2010, a Court of New York granted an attachment over reserves of the Argentine Central Bank in the United States requested by creditors of Argentina on the theory that the Central Bank was its alter ego.  On July 2011, an appeals court reversed that ruling, stating that the assets of the Central Bank were protected by law.  Plaintiffs have petitioned the United States Supreme Court to review the appeals court decision and, as of the date of this annual report, the United States Supreme Court has turned down a petition by Argentina to reconsider a lower-court order requiring it to pay creditors upwards of $1.4 billion. In August, the U.S. 2nd Circuit Court of Appeals in New York ruled against Argentina in a separate issue in the same dispute. At the time, however, it put a stay on any action until the Supreme Court decided whether to hear the nation’s previously submitted petition; meanwhile, Argentina has appealed the August circuit-court ruling, and if that is rejected, the country could file a separate request to the Supreme Court.

As a result of Argentina’s default and the events that have followed it, the Argentine government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations.  Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial condition.

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

Certain measures that may be taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

In November 2008, the Argentine Government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”) (See “The nationalization of Argentina’s pension funds has materially and adversely affected local capital markets”). More recently, the Argentine Government, has promoted a model of increase state participation in the economy through welfare programs, exchange and price control and the promotion of state owned companies. We cannot assure you that these or other measures that may be adopted by the Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, among others, will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

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

The nationalization of Argentina’s pension funds has materially and adversely affected local capital markets.

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred approximately Ps. 94.4 billion (US$ 29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension funds, or “AFJPs” per it´s Spanish acronym) to the social security agency (“ANSES”) managed by the National State.

Law No. 26,425 was supplemented, among others, by Decree No. 2103/2008 which describes the composition of the fund (“Fondo de Garantia de Sustentabilidad”) managed by ANSES and the directions for the management thereof; in turn, Decree No. 2104/08 regulates the matters concerning the transfer to the Argentine government of the contributions and all the documentation of the members of the former AFJP´s regime retroactive as of December 1, 2008.

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

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. If similar restrictions are enacted by the Argentine government or the Central Bank in the future, it could have an adverse effect on our business. Even though, no legal restrictions are currently in effect in connection with the payment of dividends abroad, there have been delays in accessing the “Mercado Único y Libre de Cambios” in order to purchase foreign currency under this concept.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control. We cannot assure you that property values will increase. Many of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business.

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

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries, including. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy remains vulnerable to external shocks, including those related or similar to the global economic crisis that began in 2008 and the recent uncertainties surrounding European sovereign debt. For example, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, Ireland, Italy, Portugal and Spain, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide. Should measures taken by the European Union be insufficient to restore confidence and stability to the financial markets, any recovery of the global economy, including the U.S. and European Union economies, could be hindered or reversed, which could negatively affect the Argentine economy, and in turn our business and results of operations.

In addition, Argentina is also affected by the economic conditions of major trade partners, such as Brazil and/or countries that have influence over world economic cycles, such as the United States and China. If developing countries, such as Brazil and China, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

Table of Content

If prices for Argentina’s main commodity exports decline, such decline could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. High commodity prices have contributed significantly to government revenues from taxes on exports. Fluctuations in prices for commodities exported by Argentina and a significant increase in the value of the Peso (in real terms) may reduce Argentina’s competitiveness and significantly affect the country’s exports. A decrease in exports could affect Argentina’s economy, have a material adverse effect on public finances due to a loss of tax revenues, cause an imbalance in the country’s exchange market which, in turn, could lead to increased volatility with respect to the exchange rate. In addition, and more importantly in the short term, a significant appreciation of the Peso could materially reduce the Argentine government’s revenues in real terms and affect its ability to make payments on its debt obligations, as these revenues are heavily derived from export taxes (withholdings). This could worsen the financial condition of the Argentine public sector, which could adversely affect the Argentine economy, as well as our financial condition and operating results.

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

Even though some of the abovementioned events have occurred, our results have not been significantly affected. If any one or more of the foregoing conditions were to affect our business, it could have a material adverse effect on our financial condition and results of operations.

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

If certain of our most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we simply failed to retain their patronage, our business could be adversely affected. Our shopping centers are typically anchored by significant tenants, such as well-known department stores who generate shopping traffic at the mall. A decision by such significant tenants to cease operations at our shopping centers could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on our financial condition and results of our operations. The closing of one or more significant tenants may induce other major tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. In addition, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of one or more significant tenants, if we are not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

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

Table of Content

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

If we acquire a business, we will be required to merge and integrate the operations, personnel, accounting and information systems of such acquired business. In addition, acquisitions of or investments in companies may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with our current tenants and employees.

We may face risks associated with property acquisitions.

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

•    acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures; and

•     if we acquire new properties; we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into our organization and to manage new properties in a way that allows us to realize cost savings and synergies, which could impair our results of operations.

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

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus (the “Swine Flu”), have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect our results of operations.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments´ enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. We cannot assure you that a new outbreak or health hazard will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

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

Table of Content

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

For the fiscal year ended June 30, 2013, 78.9% of our sales from leases and services were derived from shopping centers in the City of Buenos Aires and the Gran Buenos Aires metropolitan area. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Gran Buenos Aires metropolitan area, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

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

We currently carry insurance policies that cover potential risks such as civil liability, fire, loss profit, floods, including extended coverage and losses from leases on all of our properties. Although we believe the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in the national market. Should an insured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Moreover, we do not purchase life or disability insurance for any of our key employees. If any of our key employees were to die or become incapacitated, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

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

We had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2013, our consolidated financial debt amounted to Ps. 1,190.8 million (including accrued and unpaid interests and deferred financing costs).

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

Table of Content

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

As of June 30, 2013, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), our major shareholder, owned in the aggregate 95.7% of our capital stock. This principal shareholder controls us and has significant influence on the election of our directors and members of the supervisory committee and the outcome of any action requiring shareholder approval.

We are dependent on our Board of Directors.

Our success, to a significant extent, depends on the continued employment of Eduardo Sergio Elsztain and certain other members of our board of directors and senior management, who have significant expertise and knowledge of our business and industry. The loss or interruption in of his services for any reason could have a material adverse effect on our business and results of operations. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

Due to the currency mismatches between our assets and liabilities, we may have currency exposure.

As of June 30, 2013, the majority of our liabilities, such as our Series I Notes are denominated in U.S. Dollars while our revenues are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

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

The ADSs are freely transferable under U.S. securities laws, including shares sold to our affiliate. IRSA, which as of June 30, 2013 own approximately 95.7% of our common shares (or approximately 1,205,765,014 common shares which may be exchanged for an aggregate of 30,144,125 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange (the “Bolsa de Comercio de Buenos Aires”or “Base”) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries.

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

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2013, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or ADSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

Table of Content

ITEM 4.	Information on the Company

A. History and Development of the Company

General Information

Our legal name is “Alto Palermo S.A. (APSA)” and our commercial name is Alto Palermo Centros Comerciales. We were authorized and incorporated by Executive Decree issued by the Argentine Executive Branch on August 29, 1889, registered under No. 126 of Page 268 of Book IV, and registered in the Public Registry of Commerce of the City of Buenos Aires on February 27, 1976 under No. 323 on Page 6 of Book 85, Volume A of Argentine Corporations. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and our ADS on the NASDAQ. Our headquarters and principal executive offices are located at Moreno 877, 22nd Floor, (C1091AAQ), Ciudad Autónoma de Buenos Aires, Argentina. Our telephone is (+54 11) 4344-4600. Our Depositary Agent for the ADS in the United States is Bank of New York Mellon whose address is PO Box 358516, Pittsburgh, PA 15252-8516, and whose telephone is (+1 201) 680-6825. Our website is www.apsacc.com.ar. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resources locator” and are for your information reference only. We assume no responsibility for the information contained on such sites.

History

We were organized in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and until 1984, we owned and operated the main fresh products market in the City of Buenos Aires. Our main asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, moment in which we leased our operations. In July 1994, IRSA acquired a controlling interest in us and, subsequently, we resumed real estate operations. Since then, we have continued to grow through a series of acquisitions and the development of our businesses. In April 1997, we merged with fourteen of our wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)” to “Alto Palermo S.A. (APSA)”.

Significant acquisitions, dispositions and development of businesses

The following is a description of the most significant events in terms of acquisitions, divestitures, real estate barter transactions and other transactions which occurred during the years ended June 30, 2013 and 2012:

Fiscal Year Ended June 30, 2013

Acquisitions

Additional purchase Arcos Gourmet

On June 7, 2013, we purchased additional shares of Arcos del Gourmet S.A. representing 1.815% of its capital stock and votes for a total amount of US$ 0.8 million.

La Rural

In November 2012, we acquired 50% of Entertainment Holdings S.A.’s (“EHSA”) capital stock for a total amount of Ps. 32.0 million. EHSA is the indirect holder of 50.0% of the shares and votes of the capital stock of La Rural S.A., a company that has the usufruct right pursuant to a concession contract for the management of “Predio Ferial de Palermo” in the City of Buenos Aires. Accordingly, our indirect interest in La Rural S.A.´s capital stock amounts to 25.0%.

On September 25 of 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A., Entertainment Holdings S.A. (EH), Entretenimiento Universal S.A., and La Rural S.A., entered into an agreement that mainly consist of an amendment to the preexisting agreements under the joint venture pursuant to which they agreed to revise, amend and/or clarify certain provisions. Following this agreement, we are currently in the process of evaluating any potential effect on the preliminary purchase price allocation of its joint venture acquisition.

Fiscal Year Ended June 30, 2012

Acquisitions

Lujan Plot

On May 22, 2012, we completed the acquisition of a plot of land of 115 hectares in Lujan, Province of Buenos Aires from Cresud S.A.C.I.F. y A. (“Cresud”), the parent of our controlling shareholder, for a total amount of US$ 8.96 million, which as of the date of this annual report has been fully paid. This transaction was carried out in order to develop a mixed purpose project in the future since the land is located in an area and has scale features that are apt for business development. In addition, the land already has the requisite municipal  authorization and zoning permits to allow for development.

Acquisition of shares in Quality Invest S.A.

On May 30, 2012, we acquired 100% of the equity interest owned by IRSA, our controlling shareholder, in the equity of Quality Invest S.A., representing 50% of the capital stock of Quality Invest S.A., for a total amount of US$ 9.7 million, which has been fully paid.

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

Based on these considerations and the strategic location of the property, we plan to develop a shopping center in the future.

Acquisition of shares of TGLT S.A.

We acquired additional shares of TGLT S.A. ("TGLT") amounting to 262,927 common shares in August 2011. As of June 30, 2013, we owned a 9.49% interest in TGLT.

Contribution to Don Mario S.G.R. (“Don Mario”)

On June 29, 2012, the Secretaría de Pequeña y Mediana Empresa (the “SME under secretariat”) authorized our incorporation as “Protector Partner” (Socio Protector) of Don Mario S.G.R., Sociedad de Garantía Recíproca ("Don Mario"). Moreover, we made a contribution to Don Mario’s Risk Fund in the amount of Ps. 10 million, in our capacity of Protector Partner. the Sociedades de Garantia Reciproca are funded through the contributions of investors who in turn obtain certain tax benefits for income tax purposes.

Additionally, Don Mario assigned and transferred to us five Class “B” shares, with a face value of Ps. 1 each and entitled to one vote per share, for the amount of Ps. 0.005 which have been paid in cash. These shares are symbolic and merely represent our right over the investment. These shares neither grant control nor significant influence over the actions of Don Mario. We must maintain the investment in the Sociedades de Garantia Reciproca for a minimum period of 2 years and we must grant with our contribution certain financing obtained by PyME´s of our supply chain to make use of the tax benefit.

Dispositions

Apsamedia

On October 7, 2011, Apsamedia S.A., as trustor, together with Comafi Fiduciario Financiero S.A., acting as trustee of the “Fideicomiso Financiero Privado Yatasto”, as original holder, created a private financial trust named "Consumo Centro”, to which Apsamedia S.A. assigned under trust the legal ownership of certain receivables that were not in good standing, including, personal loans, credit card receivables and refinanced receivables generated by Apsamedia S.A. in the ordinary course of business, which we anticipate will be emitted as pass-throughs in favor of the original holder.

Sale of units of Torres de Rosario under construction

During this fiscal year we sold different units related to the lot designated as “2H” of Torres de Rosario under construction for Ps. 4.3 million.

Developments

Apsamedia (Metroshop’s continuing Company)

On July 20, 2011, a Special General Shareholders´ Meeting of Metroshop S.A. (“Metroshop”) approved by unanimous consent the change of corporate name to Apsamedia S.A. and the amendment of its corporate purpose to capitalize on market opportunities. Such amendments were registered under the Public Registry of Commerce on August 29, 2011 under number 17,795.

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

Arcos del Gourmet

On September 6, 2011, Arcos del Gourmet S.A. ("AGSA") signed a Retrofitting Concession with the Administración de Infraestructuras Ferroviarias (the Railway Infrastructure Administration or “ADIF”), which transferred the railway assets under the jurisdiction of the Organismo Nacional de Administración de Bienes (“ONABE”), pursuant to which it was decided to extend the term of the grant until December 31, 2030, automatically renewable for three years and four months after that date if the commitments are satisfactorily performed. This new contract provides an additional extension of three years if AGSA determines it is necessary. It also established a maximum period of 24 months (counted from the day of signing the contract) to carry out the works and opening of the shopping center. The aforementioned contract established a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025, and Ps. 0.25 million (plus VAT) from January 1, 2026. Notwithstanding the foregoing, in the future and until the end of the concession period the charges shall be re-calibrated every two years.

Table of Content

Additionally, to secure the fulfillment of the agreement, we committed to contract a surety bond for Ps.4.46 million, to make a cash deposit of Ps. 0.40 million and to contract another surety bond in favor of ADIF in the amount of Ps. 14.95 million as collateral to our execution of the works agreed in due time and proper form. This agreement replaces the one subscribed with ONABE.

On September 7, 2011, we acquired an additional 8.185% interest in AGSA for US$1.75 million in cash consideration. As part of this acquisition, we have renegotiated certain terms of the original acquisition agreement pursuant to which AGSA will contribute 10% of each capital call required to avoid the minority shareholders´ dilution. This obligation is capped at US$ 3.5 million and is recognized under seller financing in short-term and long-term debt.

In December 2011, we started to develop the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. This project, which will follow an urban space model, aspires to be a distinct proposal, offering a variety of premium brands in an open-air environment. This new urban space is expected to open by the end of 2013, and will add approximately 13,000 square meters of gross leaseable area and 70 stores to our portfolio, featuring its fourteenth shopping center.

Shopping Neuquén project

On June 4, 2012, Shopping Neuquén S.A. (“Shopping Neuquen”) entered into an agreement with the Municipality whereby it agreed to perform the construction works in one stage of the Shopping Center, based on the new schedule which provides a maximum construction term of 24 months computed from the execution of the relevant Works Commencement Minutes. Such agreement was approved by Decree N° 0572 issued by the Municipality of Neuquén on June 8, 2012.

If we fail to comply with the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary, including to request the return of the plots of the Shopping Center acquired to the Municipality.

Fiscal Year Ended June 30, 2011

Acquisitions

Acquisition of Soleil Factory shopping center business

On December 28, 2007, we and INCSA executed a letter of intent to acquire, build and manage a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was contingent upon the acquisition of the Soleil Factory shopping center. Upon completion of the acquisition of the Soleil Factory in July 1, 2010, as described below, we were obligated to commence the construction works on the site on May 2, 2011. However, INCSA shall comply with certain obligations prior to the commencement of said works, such as (i) delivery of the title deed of the plot and (ii) INCSA was obligated to transfer the rights and permits on the architectural project to us.

On July 1, 2010, we and INCSA entered into an agreement pursuant to which the Soleil Factory shopping center and other fixed assets were transferred to us. The transaction excluded any receivable or payable arising out of INCSA’s business prior to the transaction and also excluded a building, which currently is being operated as a hypermarket within the same premises. INCSA transferred the deed of title to us on August 3, 2011. The transaction was authorized by the Comisión Nacional de Defensa de la Competencia, the antitrust authority in Argentina, on April 12, 2011.

Paraná plot of land

On August 12, 2010, we acquired a 10,022 square meters property in the City of Paraná, Province of Entre Ríos, Argentina for US$ 0.5 million. We paid US$ 0.15 million and the remaining balance of US$ 0.35 million will be paid at the time the title is obtained.

According to the agreement, the deeds of title will be transferred within 60 days after the following conditions are fulfilled: (i) we obtain the required municipal permits, or (ii) the seller obtains the lot subdivision, whichever occurs later. None of these conditions have occurred as of the date of this annual report. On March 18, 2011, the Municipality of Paraná granted a pre-clearance to construct a shopping mall on the premises, although definitive permits are still pending.

Acquisition of shares of TGLT S.A.

On November 4, 2010, we acquired 5,214,662 shares of common stock of TGLT following its initial public offering for an amount of Ps. 47.1 million in cash.

We acquired additional shares of TGLT amounting to 42,810, 98,000 and 876,474 common shares between December 2010 and April 2011. We invested a total of Ps. 56.3 million to acquire the TGLT shares. As of June 30, 2011, we had an 8.86% interest in TGLT.

Acquisition of Metroshop shares

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

Sale of 80% equity interest in Tarshop

Our Board of Directors approved the sale of a 80% interest in Tarshop to Banco Hipotecario S.A. (“Banco Hipotecario”) for a sale price of US$ 26.8 million. The transaction was approved by the Banco Central de la República Argentina, and subsequently was closed on September 13, 2010. The terms and conditions of the sale agreement include a non-compete agreement clause in the credit card or consumer financing segment in which Tarshop operates for a period of 5 years.

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

Table of Content

Developments

Neuquén Project, Province of Neuquén

The main asset of the project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 4, 2012, pursuant to an agreement entered into between Shopping Neuquén S.A. and the Municipality of Neuquén, which amended the agreement dated as of June 12th, 2009, establishing a new timeframe for the construction works, followed by the appointment of a new independent constructor; in that sense, the new deadline for the construction works schedules a termination date of 24 month for the construction; as of the date of this Annual Report the construction works are in progress.

Barter Transactions

Barter agreement with TGLT

On October 13, 2010, we and TGLT, a real estate developer in Argentina, entered into barter agreement by which a plot of land located at Berutti 3351/3359, at the junction of Bulnes Street and Coronel Díaz Avenue in Palermo, a neighborhood in the City of Buenos Aires close to “Alto Palermo Shopping” was bartered for certain units of the building to be built. The property has a surface of 3,207 square meters. This transaction has represented a significant acquisition because of the strategic location of the property, in the immediate vicinity of one of our main shopping centers. As consideration, TGLT agreed to transfer to us (i) certain units to be determined, representing 17.33% of the aggregate surface of the units to be built, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces to be built, (iii) all the commercial parking spots and (iv) US$ 10.7 million, which were paid upon the execution of the purchase deed in favor of TGLT. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. TGLT completed its initial public offering in the Bolsa de Comercio de Buenos Aires on October 29, 2010 therefore; the precedent condition for the transaction was fulfilled on that date. TGLT paid the US$ 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Berutti plot of land was executed. To ensure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of us.

An association named Asociación Amigos Alto Palermo presented an injunction requesting that the construction is prohibited and obtained a suspension interim measure for this purpose. Later, the Court of Appels from the Authonomous City of Buenos Aires ordered the lifting of such interim measure. As of June 30, 2013, there is no impediment to progress with the works.

Capital Expenditures

Fiscal year 2013

For the fiscal year ended June 30, 2013 we invested Ps. 222.9 million in capital expenditures: (i) Ps. 144.2 million were related to the development of properties, corresponding Ps. 117.9 million to “Arcos” project and Ps. 26.3 million to Shopping Neuquén project; (ii) Ps. 53.3 million were allocated to improvements made to our shopping centers; (iii) Ps. 15.8 million were related to suppliers advances; (iv) Ps. 7.8 million were allocated to the acquisition of furniture and fixtures, machinery and equipment, and other buildings and facilities; (v) Ps. 1.8 million were related to the acquisition of plots of lands.

Fiscal year 2012

For the fiscal year ended June 30, 2012 we invested Ps. 116.4 million in capital expenditures: (i) Ps. 40.1 million were related to the acquisition of plots of lands; (ii) Ps. 34.8 million were allocated to improvements made to our shopping centers; (iii) Ps. 23.9 million were related to the development of properties, corresponding Ps. 18.4 million to “Arcos” project and Ps. 5.5 million to Shopping Neuquén project; (iv) Ps. 9.4 million were allocated to suppliers advances; (v) Ps. 5.8 million were related to the acquisition of furniture and fixtures, machinery and equipment, and other buildings and facilities; (vi) Ps. 2.4 million were allocated to improvements made to our office buildings and other rental properties.

Recent Developments

Shareholders´Meeting

Our 2013 annual meeting of shareholders will be held on October 31, 2013, at Bolívar 108 1st Floor, City of Buenos Aires, in order to consider and approve, among others, (i) the annual financial statements for the period ended June 30, 2013, (ii) the performance of the Board of Directors and Supervisory Committee, (iii) treatment and allocation of results, (iv) Updating of Shared Services Agreement report, (v) Updating of the report on Incentive Plan for the benefit of the officers of according to the provisions approved and ratified by 2009/2010/2012 and 2013 Shareholders' Meetings respectively, and (vi) appointment of Directors, Members of the Supervisory Committee, and Certifying Accountant.

Acquisition of Avenida

On August 30, we suscribed through a subsidiary, 3,703,704 shares of Avenida Inc., representing 26.09% of its outstanding capital. Avenida Inc. will be engaged in the e-commerce business. The transaction price was Ps. 13.0 million, which have already been fully paid. We have an option to increase its interest up to 37.04% of the capital stock of the company.

B. Business Overview

Operations and principal activities

We are mainly engaged in the ownership, purchase, development, lease, management and operation of shopping centers, and we are one of the leading owners and managers of shopping centers in Argentina in terms of gross leasable area and number of shopping centers. At present, we own and/or operate thirteen shopping centers in Argentina, six of which are located in the Buenos Aires metropolitan area (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires), two in the Greater Buenos Aires area (Alto Avellaneda and Soleil) and five in the provinces of Córdoba, Mendoza, Salta and Santa Fe (Alto NOA in Salta, Alto Rosario and La Ribera Shopping in Santa Fe, Mendoza Plaza in Mendoza and Córdoba Shopping-Villa Cabrera in Córdoba). We are also owners of certain properties for future development in Buenos Aires and various important cities in the Argentine provinces.

As of June 30, 2013, our shopping centers had a total of 308,793 square meters of gross leasable area (excluding space occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping centers, as reported by our tenants, were approximately Ps. 12,482.0 million during the fiscal year ended June 30, 2013 and Ps. 9,966.4 million for the fiscal year ended June 30, 2012. Tenant sales at our shopping centers are relevant to our revenues and profitability, because they are one of the principal factors that determine the amount of rent that we charge our tenants.

As of June 30, 2013, we held total assets of Ps. 3,054.8 million, and our shareholders’ equity was Ps. 1,010.8 million. During the fiscal year ended June 30, 2013, we recorded revenues of Ps. 1,637.4 million, and generated an operating income of Ps. 721.7 million.

We operate our business through four reportable segments, namely “Shopping Centers”, “Office and Other Rentals”, “Development and Sale of Properties” and “Financial Operations and Others” as further described below:

•
Our Shopping Centers segment includes the operating results from our portfolio of shopping centers principally comprised of lease and service revenue from tenants. Our Shopping Centers segment had assets of Ps. 1,625.2 million and Ps. 1,514.8 million as of June 30, 2013 and 2012, respectively, representing 78.2 % and 87.4 % of our total consolidated assets at such dates, respectively. Our Shopping Centers segment generated operating income of Ps. 713.7 million and Ps. 594.8 for the financial years ended June 30, 2013 and 2012, respectively, representing 98.4 % and 94.8%, of our consolidated operating income for such years, respectively.

•
Our “Offices and Other Rentals” segment includes the operating results of our lease and service of office space and other non-retail building properties principally comprised of lease and service revenue from tenants. Our Offices and Other Rentals segment had assets of Ps. 135.8 million and Ps. 147.7 million as of June 30, 2013 and 2012, respectively, representing 7.2 % and 8.3% of our total consolidated assets at such dates, respectively. Our Offices and Other Rentals segment generated operating income of Ps. 10.6 million and Ps. 6.7 million for the financial years ended June 30, 2013 and 2012, respectively, representing 1.5 % and 1.1%, of our consolidated operating income for such years, respectively.

•
Our “Development and Sales of Properties” segment includes the operating results of our acquisition and/or construction of housing and other properties for sale in the ordinary course of business. Our Development and Sales of Properties segment had assets of Ps. 73.8 million and Ps. 74.5 million as of June 30, 2013 and 2012, respectively, representing 12.4 % and 2.2 % of our total consolidated assets at such dates, respectively. Our Development and Sales of Properties segment generated operating income of Ps. 0.4 million and Ps. 19.9 million for the financial years ended June 30, 2013 and 2012, respectively, representing 0.1 % and 3.2%, of our consolidated operating income for such years, respectively.

•
Our “Financial Operations and Others” segment includes the income or loss generated by our associate Tarshop S.A. and residual financial operations from our subsidiary Apsamedia. Both Tarshop’s and Apsamedia’s operations consist primarily of lending and servicing activities related to the credit card and personal loan products offered to consumers at retail venues. Our Financial Operations and Others segment had assets of Ps. 39.1 million and Ps. 36.6 million as of June 30, 2013 and 2012, respectively, representing 2.1 % and 2.1 % of our total consolidated assets at such dates, respectively. Our Financial Operations and Others segment generated operating income of Ps. 0.8 million and Ps. 5.7 million for the financial years ended June 30, 2013 and 2012, respectively, representing 0.1 % and 0.9%, of our consolidated operating income for such years, respectively.

Our major shareholder is IRSA, which as of June 30, 2013, owned 95.7% of our outstanding capital. IRSA is an Argentine real estate company engaged in a diverse range of activities, whose shares are listed on the Bolsa de Comercio de Buenos Aires and the New York Stock Exchange.

Business Strategy

Our main goal is to maximize shareholder value. By using our know how in Argentina’s shopping centers industry, as well as our leading position, we aspire to generate sustainable cash flow growth and long-term appreciation for our real estate assets.

Investment Strategy. We endeavor to avail ourselves of the unmet demand for shopping venues in different urban areas in the region as well as to optimize our clients’ shopping experience. Our goal is to develop new shopping centers in urban areas with attractive growth prospects, including the Buenos Aires metropolitan area, some provincial cities in Argentina and in that sense we also are evaluating investments abroad Argentina. It is vital for the deployment of our strategy to keep developing business with our more than 1,000 retail brands that make up our select group of tenants, in order to have an adequate tenant mix for each case in particular.

Our investment strategy consists primarily of the following:

•
Selectively developing new shopping centers. Through different business formats in areas that are either densely populated or that display appealing growth prospects. We presently have land reserves for future shopping centers development. These properties are located in the City of Buenos Aires, Luján, Neuquén, Tucumán and Paraná.

Table of Content

•
Selectively acquiring shopping centers. Which we believe will benefit from our, know-how, centralized management, tenant relationships and leasing strategies, entering new markets and fueling new synergies with our asset portfolio.

•
Expanding and improving our properties. By either renovating, re-developing, enhancing or refurbishing our properties. In so doing, we aspire to render properties more attractive for potential tenants or for potential lease renewals and/or to optimize under-operated land or leasable space. This will allows us to improve our positioning and to increase our revenues with a proportionately lesser rise in our operating costs.

•
Developing real estate, residential and commercial projects that are ancillary to our shopping centers. We seek to generate mutual benefits amongst the various properties in our portfolio through an increase in our shopping centers’ visitor turnout and an appreciation in the value of the surrounding real estate projects.

Operational Strategy. Our central operational strategy consists in maximizing growth and profitability at our shopping centers through an increase in our tenants’ sales resulting from the best tenant mix possible for each new lease. Besides, this continued growth allows us to distribute our operating costs more efficiently. We aspire to attain these objectives by implementing the following actions:

•
Continuous Improvement in our Shopping Centers. We plan to continue to improve our different offerings with a view to an outstanding supply. Against this backdrop, we will continue to renovate our properties to keep them modern and embellished and for customers to have an excellent experience at our properties which will attract more retail consumers to our shopping centers whilst simultaneously maintaining competitive occupancy costs to our tenants.

•
Optimum tenant base and lease conditions. We endeavor to maintain high occupancy levels at our shopping centers by leasing and re-leasing these properties to a diversified group of tenants with highly renowned brands, credit-worthiness and attractive offerings in order to attain higher rentals per square meter.

•
Strengthening our relationship with our tenants. By building on our relationship with our shopping centers tenants we increase the spectrum of the products and services offered: we provide them with administrative advice and suggestions concerning their initiatives and marketing tools. Such a business relationship is of the essence for launching new undertakings.

•
Improving brand awareness and loyalty with consumers and tenants. We have a valuable and renowned group of brands in terms of shopping centers and we continuously strive to improve brand recognition and consumers and tenants loyalty with aggressive marketing campaigns. To become consumers’ favorite brand of shopping centers we will launch advertising campaigns, organize promotional events and engage in different marketing initiatives aimed at attracting local consumers and tourists through a proposal that is exceedingly better than traditional street-level storefronts and then other shopping centers based on offerings tailored to the preferences of our end consumers. We also seek to add value to our commercial offerings through the best entertainment and food court alternatives to foster visit frequency and duration, in particular from young women, families and tourists.

•
Improving operating margins. We want to avail ourselves of our consolidated management capacity to attain scale economies and cost savings in each shopping center with a view to improving our consolidated operating margins. In this respect, we seek to implement and share good management practices to maintain a solid financial position to support our future growth.

Our headquarters are located at Moreno 877, 22nd floor, (C1091AAQ) City of Buenos Aires, Argentina. Our telephone number is + (54 11) 4323-7449.

Shopping Centers

Overview

As of June 30, 2013, we owned and/or operated the following thirteen shopping centers in Argentina:

Shopping Center	Effective Interest	Location
Paseo Alcorta	100%	City of Buenos Aires, Argentina
Patio Bullrich	100%	City of Buenos Aires, Argentina
Abasto	100%	City of Buenos Aires, Argentina
Alto Palermo	100%	City of Buenos Aires, Argentina
Buenos Aires Design	53.684%	City of Buenos Aires, Argentina
Dot Baires Shopping	80%	City of Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Soleil Premium Outlet	100%	Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	100%	Mendoza, Argentina
Córdoba Shopping Villa Cabrera	100%	Córdoba, Argentina
La Ribera Shopping	50%	Santa Fe, Argentina

Tenant Retail Sales (1)

The following table sets forth the total approximate tenant retail sales in pesos at the shopping centers in which we had an interest for the fiscal years stated below:

	2013	2012	Var
Abasto	1,938,965,132	1,537,349,000	26.1%
Alto Palermo	1,609,773,862	1,304,634,155	23.4%
Alto Avellaneda	1,868,830,321	1,466,931,540	27.4%
Paseo Alcorta	822,651,597	667,798,781	23.2%
Patio Bullrich	548,286,452	498,544,904	10.0%
Alto Noa	609,218,016	500,371,767	21,8%
Buenos Aires Design	241,540,767	235,770,387	2.4%
Mendoza Plaza	1,206,715,176	929,143,182	29,9%
Alto Rosario	1,060,232,481	825,191,098	28.5%
Córdoba Shopping- Villa Cabrera	432,900,242	340,253,887	27.2%
Dot Baires Shopping	1,566,630,421	1,271,165,087	23.2%
Soleil Premium Outlet Shopping	366,388,926	254,050,011	44.2%
La Ribera Shopping (3)	209,884,472	135,223,709	55.2%
Total sales (2)	12,482,017,865	9,966,427,508	25.2%

(1)
Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)	Excludes sales from stands and spaces used for special exhibitions.
(3)	Includes accumulated results since acquisition on August 2011.
 The following table shows certain information regarding our shopping centers as of June 30, 2013:

	Date of Acquisition	Leaseable Area	APSA’s Interest (3)	Occupancy(2)	Accumulated Annual Rental Income as of fiscal year ended		Book Value (thousands of Ps.) (5)
		sqm (1)			2013	2012
Shopping Centres
Abasto (6)	07/94	37,708	100.0%	99.8%	269,921	220,714	140,979
Alto Palermo	11/97	18,690	100.0%	98.5%	274,018	222,314	85,813
Alto Avellaneda	11/97	36,943	100.0%	99.9%	190,470	159,309	48,732
Paseo Alcorta	06/97	14,141	100.0%	99.8%	126,950	101,018	41,328
Patio Bullrich	10/98	11,683	100.0%	99.7%	103,159	90,086	70,429
Alto Noa	03/95	19,141	100.0%	99.7%	47,047	39,300	15,115
Buenos Aires Design	11/97	13,746	53.7%	99.9%	42,432	36,361	10,662
Mendoza Plaza	12/94	27,691	100.0%	97.1%	101,419	81,822	71,303
Alto Rosario (6)	11/04	42,238	100.0%	97.7%	123,510	97,656	70,598
Córdoba Shopping –Villa Cabrera	12/06	15,106	100.0%	100.0%	58,359	47,160	58,240
Dot Baires Shopping	05/09	49,719	80.0%	99.4%	189,271	150,503	498,680
Soleil	07/10	13,609	100.0%	100.0%	45,039	34,564	91,380
La Ribera	09/11	8,378	50.0%	97.7%	11,910	3,833	18,123

GENERAL TOTAL		308,793		99.1%	1,622,346	1,321,589	1,221,382

Notes:
(1) Total leaseable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leaseable area on the last day of the period.
(3) APSA’s effective interest in each of its business units. IRSA has a 95.69% interest in APSA.
(4) Corresponds to total leases, consolidated as per the Technical Resolution 21 method.
(5) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable.
(6) Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).

Table of Content

Accumulated Sales per type of Business

	2013	2012	Var
	(In millions of Ps.)
Anchor Store	869.5	708.2	22.8%
Clothes and footwear	6,149.9	4,932.8	24.7%
Entertainment	461.5	351.5	31.3%
Home	2,322.6	1,795.6	29.3%
Restaurant	1,161.5	937.4	23.9%
Miscellaneous	1,438.2	1,186.2	21.2%
Services	78.8	54.7	44.1%
Total	12,482.0	9,966.4	25.2%

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area as of the dates stated at the end of the following fiscal years:

	2013	2012
Abasto	99.8%	99.1%
Alto Palermo	98.5%	98.3%
Alto Avellaneda	99.9%	96.1%
Paseo Alcorta	99.8%	100.0%
Patio Bullrich	99.7%	100.0%
Alto Noa	99.7%	98.9%
Buenos Aires Design	99.0%	100.0%
Mendoza Plaza	97.1%	96.4%
Alto Rosario	97.7%	97.6%
Córdoba Shopping Villa Cabrera	100.0%	99.6%
Dot Baires Shopping	99.4%	99.4%
Soleil Premium Outlet Shopping	100.0%	100.0%
La Ribera Shopping	97.7%	98.7%
Overall Average	99.1%	98.8%

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2013 and 2012 (1):

	2013	2012	Var
Abasto	7,337.5	5,895.2	24.5%
Alto Palermo	14,442.2	11,802.1	22.4%
Alto Avellaneda	5,155.8	4,312.3	19.6%
Buenos Aires Design	3,086.9	2,640.8	16.9%
Paseo Alcorta	8,977.5	7,161.0	25.4%
Patio Bullrich	8,829.8	7,710.3	14.5%
Alto Noa	2,457.9	2,064.3	19.1%
Alto Rosario	4,460.2	3,526.5	26.5%
Mendoza Plaza	2,401.2	1,937.2	24.0%
Córdoba Shopping- Villa Cabrera	3,863.4	3,104.6	24.4%
Dot Baires Shopping	3,806.8	3,038.8	25.3%
Soleil Premium Outlet Shopping	3,309.5	2,349.3	40.9%
La Ribera Shopping	1,421.5	497.1	186.1%

(1)	Corresponds to total consolidated rental prices according to the method set forth by the IFRS divided by gross leasable square meters.

Expiration of Lease Agreements

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration	Number of Agreements (1)	Square Meters to Expire	Percentage to Expire	Amount (Ps.)	Percentage of Agreements
2014	585	87,733	28%	164,571,170	32%
2015	405	58,368	19%	143,851,800	28%
2016	374	58,771	19%	146,057,908	27%
2017 and subsequent years	116	103,921	34%	67,012,725	13%
Total (2)	1,480	308,793	100%	521,493,603	100%

(1)	Including the vacant stores as of June 30, 2013. A lease may be associated to one or more stores.

(2)	Including the base rent and does not reflect our ownership interest in each property.

New and Renewed Leases

The following table sets forth certain information about leasing activity as of June 30, 2013.

Type of Business	Number of Agreements	Amount (Ps.)	Annual Leasing commission (Ps.)	Average Base Rent per square meter (Ps.) New and Renewed	Average Base Rent per square meter (Ps.) Former leases	Not Renewed Leases Number	Not Renewed Leases Amount(Ps.)
Clothes and footwear	402	143,439,360	10,962,405	3,155	2,185	439	165,800,899
Restaurant	57	15,909,024	1,054,736	2,382	1,480	146	35,736,957
Entertainment	7	852,000	47,620	288	359	22	16,832,484
Home	38	10,499,484	767,261	1,617	1,353	52	13,835,684
Houseware	20	9,375,600	636,586	1,852	1,327	24	23,869,401
Other	110	30,897,228	2,224,320	1,902	1,437	163	54,445,483
Total (1)	634	210,972,696	15,692,928	11,195	8,141	846	310,520,907

(1)	Does not reflect our ownership interest in each property.

Depreciation

Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

Detailed Information about each of our Shopping Centers

Set forth below is information regarding our shopping center portfolio, including tables with the names of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

Abasto Shopping, City of Buenos Aires

Abasto Shopping is a 175-store shopping center located near downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once station terminal and near to the highway to Ezeiza International Airport. Abasto Shopping opened on November 10, 1998. The main building is a landmark building that between 1889 and 1984 was the primary fresh produce market for Buenos Aires metropolitan area in which we have invested US$ 111.6 million. We have converted the property into a 116,646 square meter shopping center (including parking and common areas) with approximately 37,708 square meters of gross leasable area (41,440 square meters if we consider Museo de los Niños). Abasto Shopping is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex and to Coto supermarket.

Abasto Shopping has a 27-restaurant food court, a 12-screen movie theatre complex seating approximately 3,100 people, covering a surface area of 8,021 square meters, entertainment area and Museo de los Niños with a surface area of 3,732 square meters (the latter is not included within the gross leaseable area). The shopping center is distributed in five stories and includes a parking lot for 1,200 vehicles with a surface area of 40,169 square meters.

Abasto’s Shopping target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,939.0 million, 26.1% higher than the sales recorded in the same period of the previous fiscal year. Sales per square meter were approximately Ps. 51,420.5 per year. Total rental income increased from approximately Ps. 222.3 million in fiscal year ended June 30, 2012 to Ps. 276.9 million in fiscal year ended June 30, 2013, which represents annual revenues per gross leasable square meter of Ps. 5,895.2 in 2012 and Ps. 7,337.5 in 2013.

As of June 30, 2013, the occupancy rate at Abasto Shopping was 99.8%.

Abasto Shopping’s five largest tenants

Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.7% of its gross leasable area as of June 30, 2013 and approximately 11.3% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Hoyts General Cinema	Cinema	8,021.0	21.3
Zara	Great Shop of Clothes and footwear	1,790.0	4.7
Frávega	Houseware	885.3	2.3
Garbarino	Houseware	656.7	1.7
Compumundo	Houseware	246.5	0.7
Total		11,599.5	30.7

Table of Content

Tenant mix of Abasto Shopping

The following table sets forth the tenant mix of the types of business in Abasto Shopping:

Type of Business	Gross Leasable Area	Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	16,075.0	42.6
Entertainment	12,512.2	33.2
Miscellaneous	2,530.3	6.7
Home & Houseware	3,218.4	8.5
Restaurant	2,966.9	7.9
Services	405.4	1.1
Total	37,708.2	100.0

 Revenues from Abasto Shopping

The following table sets forth certain information relating to the revenues of Abasto for the period indicated:

	2013	2012	Var
	(In thousands of Ps.)

Base rent	105,514.9	82,929.1	27%
Percentage rent (1)	45,239.2	34,878.9	30%
Total rent	150,754.1	117,808.0	28%
Revenues from admission rights (2)	19,964.6	17,898.3	12%
Management fees	2,843.6	2,235.2	27%
Parking	18,814.0	13,773.5	37%
Common Maintenance Expenses and Common Advertising Fund	84,189.5	70,283.2	20%
Other	119.1	315.7	(62)%
Total	276,684.9	222,313.9	24%

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.

(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expiration for Abasto Shopping

The following table includes the lease expiration for Abasto during the periods indicated for existing leases as of June 30, 2013, assuming that none of these tenants will exercise their renewal options or terminate their leases early:

Agreements Expiration	Number of Agreements (1)	Square Meters to Expire	Percentage to Expire	Amount (Ps.)	Percentage of Agreements
2014	67	8,892	23%	30,470,833	34%
2015	46	5,526	15%	21,570,696	24%
2016	43	6,772	18%	24,008,948	27%
2017 and subsequent years	19	16,519	44%	12,789,034	15%
Total	175	37,709	100%	88,839,511	100%

(1)	Includes the vacant stores as of June 30, 2013. A lease may be associated to one or more stores.

Alto Palermo Shopping, City of Buenos Aires

Alto Palermo is a 146-store shopping center that opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo Shopping is located at the junction of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo Shopping has a total constructed area of 65,029 square meters (including parking) that consists of 18,690 square meters of gross leasable area. The shopping center has a food court with 19 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 square meters. Alto Palermo’s Shopping targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended on June 30, 2013, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 1,609.8 million, 23.4% above a turnover of Ps. 1,304.6 in the same period of the previous fiscal year. Sales per square meter reached Ps. 86,130.2. Total rental income increased from about Ps. 220.7 million for fiscal year ended June 30, 2012 to Ps. 269.9 million for fiscal year ended June 30, 2013, which represents annual revenues per gross leasable square meter of Ps. 11,802.1 in 2012 and Ps. 14,442.2 in 2013.

As of June 30, 2013, its occupancy rate was 98.5%.

Alto Palermo’s Shopping five largest tenants

Alto Palermo’s Shopping five largest tenants (in terms of sales) accounted for approximately 14.2% of its gross leasable area at June 30, 2013 and approximately 7.5% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo’s Shopping five largest tenants as of June 30, 2013:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Zara	Great Shop of Clothes and footwear	1,384.0	7.4%
Just for Sport	Clothes and footwear	724.3	3.9%
Prune	Leather Clothes and accessories	199.9	1.1%
Garbarino	Houseware	185.7	1.0%
Frávega	Houseware	155.8	0.8%
Total		2,649.7	14.2%

Tenant Mix of Alto Palermo Shopping

The following table sets forth the types of businesses of the tenants in Alto Palermo Shopping:

Type of Business	Gross Leasable Area	Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	10,045.2	53.7%
Restaurant	4,098.3	21.9%
Services	1,603.0	8.6%
Miscellaneous	1,825.1	9.8%
Home & Houseware	1,118.2	6.0%
Total	18,689.8	100.0%

Revenues from Alto Palermo Shopping

The following table sets forth certain information relating to the revenues derived from Alto Palermo Shopping during the following periods:

	2013	2012	Var
	(in thousands of Ps.)
Base rent	123,732.5	98,111.7	26%
Percentage rent (1)	29,330.9	25,769.2	14%
Total rent	153,063.4	123,880.9	24%
Revenues from admission rights (2)	26,563.0	21,194.8	25%
Management fees	2,643.7	2,078.1	27%
Parking	13,593.1	10,449.8	30%
Common Maintenance Expenses and Common Advertising Fund	73,919.9	62,932.5	17%
Other	137.8	177.8	(22)%
Total	269,920.9	220,713.9	22%

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Table of Content

Lease expirations for Alto Palermo Shopping

The following table shows a schedule of lease expirations for Alto Palermo Shopping during the periods indicated for existing leases as of June 30, 2013, assuming that none of the tenants exercise their renewal options or terminates their leases early:

Agreements Expiration	Number of Agreements (1)	Square Meters to Expire	Percentage to Expire	Amount (Ps.)	Percentage of Agreements
2014	50	5,331	29%	24,859,869	27%
2015	50	4,554	24%	33,874,467	37%
2016	40	4,800	26%	27,597,581	29%
2017 and subsequent years	6	4,006	21%	6,050,313	7%
Total	146	18,691	100%	92,382,230	100%

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 140-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 36,943 square meters of gross leasable area. The shopping center has a multiplex cinema with six screens, the first Wal-Mart superstore in Argentina, an entertainment center, a food court with 20 restaurants and an anchor store, Falabella. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda’s parking lot. The shopping center has a 2,700-car free parking lot consisting of 47,856 square meters.

Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,868.8 million, which represents a year-on-year growth of 27.4%. Sales per square meter were Ps. 50,586.9. Total rental income increased from Ps. 159.3 million for fiscal year ended June 30, 2012 to Ps. 190.5 million for fiscal year ended June 30, 2013, which represents annual revenues per gross leasable square meter of Ps. 4,312.3 in 2012 and Ps. 5,155.8 in 2013.

As of June 30, 2013, its occupancy rate was 99.9%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 39.4% of its gross leasable area as of June 30, 2013 and approximately 22.8% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2013:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Falabella	Anchor Store	11,629.0	31.5%
Zara	Great shop of Clothes and footwear	1,585	4.3%
Garbarino	Houseware	639.8	1.7%
Frávega	Houseware	512.0	1.4%
Compumundo	Houseware	190.6	0.5%
Total		14,556.4	39.4%

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross Leasable Area	Gross Leasable Area
	(sqm)	(%)
Anchor Store	11,629.0	31.5%
Clothes and footwear	12,000.2	32.5%
Entertainment	6,192.7	16.7%
Miscellaneous	2,179.5	5.9%
Home & Houseware	2,031.4	5.5%
Restaurant	2,013.7	5.5%
Services	896.1	2.4%
Total	36,942.6	100.0%

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the sales of Alto Avellaneda for the following periods:

	2013	2012	Var
	(In thousands of Ps.)
Base rent	75,973.3	64,410.1	18%
Percentage rent (1)	36,551.5	29,170.3	25%
Total rent	112,524.8	93,580.4	20%
Revenues from admission rights (2)	12,943.0	10,975.5	18%
Management fees	2,440.4	1,918.2	27%
Parking	0.0	0.0	0%
Common Maintenance Expenses and Common Advertising Fund	62,355.9	52,816.5	18%
Other	205.9	18.4	1019%
Total	190,470.0	159,309.0	20%

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Avellaneda

The following table sets forth a schedule of lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration	Number of Agreements (1)	Square Meters to Expire	Percentage to Expire	Amount	Percentage of Agreements
		(sqm)	(%)	(Ps.)	(%)
2014	43	7,763	21%	17,011,553	25%
2015	50	5,085	14%	16,626,460	25%
2016	40	9,290	25%	23,849,135	35%
2017 and subsequent years	7	14,807	40%	10,175,756	15%
Total	140	36,945	100%	67,662,904	100%

(1)	Includes the vacant stores as of June 30, 2013. A lease may be associated to one or more stores.

Table of Content

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 62 stores specialized in interior and home decoration stores which opened in 1993. We own a 53.7% interest in Emprendimiento Recoleta S.A., the company which owns the concession to operate Buenos Aires Design. The other shareholder of Emprendimiento Recoleta S.A. is Hope Funds S.A., which has a 46.316% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to Emprendimiento Recoleta a 20-year concession to use a plot of land in the Centro Cultural Recoleta, which was later extended for an additional period of 5 years. The concession agreement provides for Emprendimiento Recoleta to pay the City of Buenos Aires a monthly amount of Ps. 44,470. The concession may be terminated for the following reasons, among others, due to material breach of the obligations of the parties, which with regard to Emprendimiento Recoleta include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) nonpayment of the monthly fee for two consecutive periods; (iv) destruction or abandonment of the area under concession; (v) bankruptcy or liquidation; (vi) restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, we entered into an agreement with the shareholders of Emprendimiento Recoleta providing our administration of Buenos Aires Design for a monthly administration fee of 10% of the net expenditures.

Buenos Aires Design is in an exclusive neighborhood named Recoleta in the City of Buenos Aires, near Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas as many exclusive hotels and restaurants are located in this area due to its closeness to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking) that consists of 13,776 square meters of gross leasable area. The shopping center has 8 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot.

Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 241.5 million, which represents approximately Ps. 17,571.7 per square meter for the year, an increase of 2.4% compared to fiscal year 2012. Total rental income increased from approximately Ps. 36.4 million in fiscal year ended June 30, 2012 to Ps. 42.4 million in the fiscal year ended June 30, 2013, which represents annual sales per gross leasable square meter of Ps. 2,640.8 in 2012 and Ps. 3,086.9 in 2013.

As of June 30, 2013, the occupancy rate of Buenos Aires Design was 99.0%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales at this shopping center) accounted for approximately 23.3% of its gross leasable area as of June 30, 2013 and approximately 18.0% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2013:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Hard Rock Café	Restaurant	1,215.9	8.8%
Morph	Bazaar/Gifts	1,032.3	7.5%
Michael Thonet	Furniture	540.6	3.9%
Barugel Azulay	Home	311.8	2.3%
Centro de Diseño Italiano	Furniture	107.3	0.8%
Total		3,207.9	23.3%

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross Leasable Area	Gross Leasable Area
	(sqm)	(%)
Home & Houseware	7,465.3	54.3%
Restaurant	4,026.9	29.3%
Miscellaneous	2,220.5	16.2%
Services	33.3	0.2%
Total	13,746.0	100.0%

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	2013	2012	Var
	(In thousands of Ps.)
Base rent	15,019.9	12,493.4	20%
Percentage rent (2)	1,273.0	1,953.8	(35)%
Total rent	16,292.9	14,447.2	13%
Revenues from admission rights (3)	2,073.6	1,749.4	19%
Management fees	1,358.9	1,137.4	19%
Parking	3,404.3	2,711.2	26%
Common Maintenance Expenses and Common Advertising Fund	19,287.5	16,297.7	18%
Other	14.8	18.1	(18)%
Total	42,432.0	36,361.0	17%

(1)	It does not reflect our interest in the company Emprendimiento Recoleta SA.
(2)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Buenos Aires Design

The following table shows a schedule of lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminates its lease early:

Agreements expiration:	Number of Agreements (2)	Square Meters to Expire	Percentage to Expire	Amount (Ps.)(1)	Percentage of Agreements
2014	29	8,215	60%	6,613,655	46%
2015	15	2,757	20%	4,176,829	29%
2016	15	2,207	16%	3,339,250	23%
2017 and subsequent years	2	567	4%	115,156	2%
Total	61	13,746	100%	14,244,890	100%

(1)               It does not reflect our holding in the company Emprendimiento Recoleta SA.
(2)               Includes the vacant stores as of June 30, 2013. A lease may be associated to one or more stores.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 109-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 14,141 square meters of gross leasable area. Paseo Alcorta has a food court with 12 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center’s parking lot. Paseo Alcorta is spread out over three shopping center levels and has a pay parking lot (as from beginning June 2008) for approximately 1,300 cars.

Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 822.7 million, which represents annual sales for approximately Ps. 58,182.5 per square meter for the fiscal year, and an increase 23.2% compared to fiscal year 2012. Total rental income increased from approximately Ps. 101.0 million in fiscal year ended June 30, 2012 to Ps. 126.9 million in the fiscal year ended June 30, 2013, which represents annual revenues per gross leasable square meter of Ps. 7,161.0 in 2012 and Ps. 8,977.5 in 2013.

As of June 30, 2013, the occupancy rate at Paseo Alcorta was 99.8%.

Table of Content

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 15.4% of its gross leasable area as of June 30, 2013 and approximately 9.9% of its annual base rent for the fiscal year ended on such date.

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 15.4% of its gross leasable area as of June 30, 2013 and approximately 9.9% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2013:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Zara	Great Shop of Clothes and footwear	1,100.4	7.8%
Etiqueta Negra	Men’s Clothes and footwear	338.2	2.4%
Rapsodia	Clothes and footwear	258.2	1.8%
Frávega	Houseware	249.0	1.8%
Jazmín Chebar	Clothes and footwear	233.6	1.6%
Total		2,179.4	15.4%

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

Type of Business	Gross Leasable Area	Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	7,880.3	55.7%
Services	1,839.4	13.0%
Miscellaneous	1,335.5	9.4%
Home & Houseware	1,239.0	8.8%
Entertainment	972.4	6.9%
Restaurant	874.4	6.2%
Total	14,141.0	100.0%

Revenues from Paseo Alcorta

The following table sets forth certain information relating to the revenues of Paseo Alcorta during the following periods:

	2013	2012	Var
	(In thousands of Ps.)
Base rent	48,330.1	39,130.0	24%
Percentage rent (1)	17,493.1	14,664.1	19%
Total rent	65,823.2	53,794.1	22%
Revenues from admission rights (2)	10,995.5	8,497.1	29%
Management fees	861.7	677.3	27%
Parking	4,419.8	2,757.0	60%
Common Maintenance Expenses and Common Advertising Fund	44,480.0	35,119.1	27%
Other	369.8	173.3	113%
Total	126,950.0	101,017.9	26%

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Paseo Alcorta

The following table shows a schedule of lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2013, assuming that none of the tenants exercises renewal options or terminates its lease early:

Agreements Expiration:	Number of Agreements (1)	Square Meters to Expire	Percentage to Expire	Amount (Ps.)	Percentage of Agreements
2014	53	5,252.0	37%	17,893,880	44%
2015	27	4,128.7	29%	11,822,798	28%
2016	24	4,227.5	30%	9,287,040	23%
2017 and subsequent years	5	532.8	4%	2,013,000	5%
Total	109	14,141.0	100%	41,016,718	100%

(1)	Includes vacant stores as of June 30, 2013. A lease may be associated with one or more stores.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 82-store shopping center which opened in 1988 and is the first shopping center to start operations in the City of Buenos Aires. We have acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

Patio Bullrich is located in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires, which is a residential, cultural and tourist district in the City of Buenos Aires which includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within a walking distance of the most prestigious hotels of Buenos Aires and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes’ drive from the downtown area of the City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,982 square meters (including parking) that consist of 11,684 square meters of gross leasable area and common areas covering 11,683 square meters. The shopping center has a four-screen multiplex cinema with 1,381 seats and a food court of 10 restaurants. The shopping center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

During the fiscal year ended June 30, 2013, Patio Bullrich generated nominal retail sales that totaled approximately Ps. 548.3 million, which represented annual sales of approximately Ps. 46,930.3 per square meter for the year, an increase of 10.0% compared to fiscal year 2012. Total rental income increased from approximately Ps. 90.1 million in fiscal year ended June 30, 2012 to Ps. 103.1 million in fiscal year ended June 30, 2013, which represents annual revenues per gross leasable square meter of Ps. 7,710.3 in 2012 and Ps. 8,829.8 in 2013.

As of June 30, 2013, Patio Bullrich's occupancy rate was 99.7%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.1% of its gross leasable area as of June 30, 2013 and approximately 14.4% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2013:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Zara	Great shop of Clothes and footwear	786.0	6.7
Rouge Internacional	Perfumery / Drugstore	599.6	5.1
Etiqueta Negra	Men's clothes and footwear	576.1	4.9
Rapsodia	Clothes and footwear	279.5	2.4
Jazmin Chebar	Clothes and footwear	109.0	1.0
Total		2,350.2	20.1

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix of the types of businesses at Patio Bullrich:

Type of Business	Gross Leasable Area	Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	7,377.0	63.1
Miscellaneous	1,871.4	16.0
Entertainment	996.6	8.6
Restaurant	990.2	8.5
Home & Houseware	374.4	3.2
Services	73.4	0.6
Total	11,683.0	100.0

Table of Content

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

	2013	2012	Var
	(In thousands of Ps.)
Base rent	41,334.3	35,255.8	17%
Percentage rent (1)	6,447.9	7,477.5	(14)%
Total rent	47,782.2	42,733.3	12%
Revenues from admission rights (2)	9,472.7	7,546.0	26%
Management fees	2,085.3	1,639.2	27%
Parking	7,035.4	5,260.7	34%
Common Maintenance Expenses and Common Advertising Fund	36,735.3	32,794.9	12%
Other	48.1	111.8	(57)%
Total	103,159.0	90,085.9	15%

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements (1)	Square Meters to Expire	Percentage to Expire	Amount (Ps.)	Percentage of Agreements
2014	33	4,283	37%	13,281,431	35%
2015	22	2,629	22%	12,766,391	33%
2016	21	1,951	17%	9,337,200	24%
2017 and subsequent years	6	2,820	24%	3,152,849	8%
Total	82	11,683	100%	38,537,871	100%

(1)	Includes the vacant stores as of June 30, 2013. A lease may be associated to one or more stores.

Alto NOA, City of Salta

Alto Noa is a 91-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 19,141 square meters of gross leasable area. Alto Noa has a food court with 13 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center occupies one floor and has a free parking lot for 551 cars.

Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 609.2 million, which represents annual sales for approximately Ps. 31,827.9 per square meter for the year, an increase of 21.8% compared to fiscal year 2012. Total rental income increased from approximately Ps. 39.3 million in fiscal year ended June 30, 2012 to Ps. 47.0 million in fiscal year ended June 30, 2013, which represents annual revenues per gross leasable square meter of Ps. 2,064.3 in 2012 and Ps. 245.8 in 2013.

As of June 30, 2013, Alto Noa´s occupancy rate was 99.7%.

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 49.1% of its gross leasable area as of June 30, 2013 and approximately 13.5% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants as of June 30, 2013:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Cines Noa	Cinema	3,808.4	19.9%
Supermercado Norte	Supermarket	3,080.5	16.1%
Y.P.F.	Other	1,812.5	9.5%
Garbarino	Houseware	408.4	2.1%
Frávega	Houseware	286.3	1.5%
Total		9,396.1	49.1%

Tenant mix of Alto Noa

The following table sets forth the types of businesses at Alto Noa:

Type of Business	Gross Leasable Area	Gross Leasable Area
	(sqm)	(%)
Entertainment	6,170.0	32.2%
Miscellaneous	5,763.6	30.1%
Clothes and footwear	4,043.2	21.1%
Home & Houseware	1,532.7	8.0%
Restaurant	1,264.2	6.7%
Services	367.8	1.9%
Total	19,141.5	100.0%

Revenues from Alto Noa

The following table sets forth certain information relating to the revenues of Alto Noa during the following periods:

	2013	2012	Var
	(In thousands of Ps.)
Base rent	16,892.6	13,694.5	23%
Percentage rent (1)	11,851.8	10,508.8	13%
Total rent	28,744.4	24,203.3	19%
Revenues from admission rights (2)	1,935.7	1,703.3	14%
Management fees	258.5	203.2	27%
Parking	0.0	0.0	0%
Common Maintenance Expenses and Common Advertising Fund	15,897.4	13,072.8	22%
Other	211.0	117.4	80%
Total	47,047.0	39,300.0	20%

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Table of Content

Lease expirations for Alto Noa

The following table shows a schedule of lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements (1)	Square Meters to Expire	Percentage to Expire	Amount (Ps.)	Percentage of Agreements
		(sqm)	(%)	(Ps.)	(%)
2014	33	4,359	23%	5,011,067	33%
2015	23	2,764	14%	3,700,171	24%
2016	26	6,928	36%	4,214,443	28%
2017 and subsequent years	9	5,090	27%	2,360,325	15%
Total	91	19,141	100%	15,286,006	100%

(1)	Includes the vacant stores as of June 30, 2013. A lease may be associated to one or more stores.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 147-store shopping center which first opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza Shopping consists of 42,238 square meters of gross leasable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, a Falabella anchor store, a food court with 19 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars.

Mendoza Plaza’s targeted clientele consists in middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2013, the shopping center generated nominal retail sales that totaled approximately Ps. 1,206.7 million, which represents a year-on-year growth of 29.9%. Sales per square meter were approximately Ps. 28,569.4 per year, an increase of 29.9% compared to the fiscal year 2012. Total rental income increased from approximately Ps. 81.8 million in fiscal year ended June 30, 2012 to Ps. 101.4 million in fiscal year ended June 30, 2013, which represents annual revenues per gross leasable square meter of Ps. 1,937.2 in 2012 and Ps. 2,401.2 in 2013.

As of June 30, 2013, Mendoza Plaza´s occupancy rate was 97.1%.

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 43.4% of its gross leasable area as of June 30, 2013 and approximately 18.6% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2013:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Falabella	Anchor store	8,563.0	20.3%
Super Vea Plaza	Supermarket	4,498.0	10.6%
Cines Mp	Cinema	3,658.9	8.7%
Garbarino	Houseware	813.9	1.9%
Frávega	Houseware	796.3	1.9%
Total		18,330.1	43.4%

Tenant mix of Mendoza Plaza

The following table sets forth the types of businesses of the tenants in Mendoza Plaza:

Type of Business	Gross Leasable Area	Gross Leasable Area
	(sqm)	(%)
Entertainment	9,501.6	22.5%
Clothes and footwear	9,278.5	21.9%
Anchor Store	8,563.0	20.3%
Miscellaneous	8,384.9	19.9%
Restaurant	2,523.7	5.9%
Home & Houseware	2,739.6	6.5%
Services	1,246.2	3.0%
Total	42,237.5	100.0%

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

	2013	2012	Var
Base rent	31,438.0	24,916.4	26%
Percentage rent (1)	25,228.7	21,387.7	18%
Total rent	56,666.7	46,304.1	22%
Revenues from admission rights (2)	3,265.0	2,988.3	9%
Management fees	1,472.0	1,095.7	34%
Parking	0.0	0.0	0%
Common Maintenance Expenses and Common Advertising Fund	39,491.0	30,979.2	27%
Other	524.3	454.6	15%
Total	101,419.0	81,821.9	24%

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Mendoza Plaza

The following table shows a schedule of lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements (1)	Square Meters to Expire	Percentage to Expire	Amount (Ps.)	Percentage of Agreements
2014	73	17,742	42%	11,335,622	43%
2015	34	6,669	16%	7,467,343	28%
2016	31	7,604	18%	5,352,729	20%
2017 and subsequent years	9	10,222	24%	2,475,548	9%
Total	147	42,237	100%	26,631,242	100%
(1)               Includes the vacant stores as of June 30, 2013. A lease may be associated to one or more stores.

Alto Rosario, City of Rosario

Alto Rosario is a 146-store shopping center located in the City of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking) which consists of 27,691 square meters of gross leasable area. Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping center occupies one floor and has free parking available for 1,736 cars.

Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,060.2 million, which represents a year-on-year growth of 28.5%. Sales per square meter were approximately Ps. 38,288.0 per year, an increase of 28.5% compared to fiscal year 2012. Total rental income increased from approximately Ps. 97.6 million in the fiscal year ended June 30, 2012 to Ps. 123.5 million in fiscal year ended June 30, 2013, which represents annual revenues per gross leasable square meter of Ps. 3,526.5 in 2012 and Ps. 4,460.2 in 2013.

As of June 30, 2013, Alto Rosario´s occupancy rate was 97.7%.

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 38.6% of its gross leasable area as of June 30, 2013 and approximately 11.0% of its annual base rent for the fiscal year ended on such date.

Table of Content

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2013:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Cines Rosario	Cinemas	8,984.0	32.4%
Sport 78	Sports Clothes and footwear	671.7	2.4%
Musimundo	Houseware	406.5	1.5%
Frávega	Houseware	386.5	1.4%
Compumundo	Houseware	232.5	0.8%
Total		10,681.2	38.5%

Tenant mix of Alto Rosario

The following table sets forth the types of businesses in Alto Rosario:

Type of Business	Gross Leasable Area	Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	10,759.4	38.9%
Entertainment	10,005.4	36.1%
Home & Houseware	2,808.0	10.1%
Restaurant	2,107.3	7.6%
Miscellaneous	1,829.4	6.6%
Services	182.4	0.7%
Total	27,691.9	100.0%

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following period:

	2013	2012	Var
	(In thousands of Ps.)

Base rent	41,372.4	29,017.7	43%
Percentage rent (1)	29,900.5	26,080.8	15%
Total rent	71,272.9	55,098.5	29%
Revenues from admission rights (2)	6,222.9	4,553.6	37%
Management fees	1,023.3	804.3	27%
Parking	0.0	0.0	0%
Common Maintenance Expenses and Common Advertising Fund	44,767.2	36,963.2	21%
Other	223.7	236.4	(5)%
Total	123,510.0	97,656.0	26%

(1)	Percentage ent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Rosario

The following table shows a schedule of lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements (1)	Square Meters to Expire	Percentage to Expire	Amount (Ps.)	Percentage of Agreements
2014	55	7,784	28%	9,675,181	27%
2015	54	15,401	56%	13,992,671	39%
2016	29	2,714	10%	7,520,871	21%
2017 and subsequent years	8	1,793	6%	4,692,100	13%
Total	146	27,692	100%	35,880,823	100%

(1)	Includes the vacant stores as of June 30, 2013. A lease may be associated to one or more stores.

Córdoba Shopping - Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, with 15,106 square meters being gross leasable area. Córdoba Shopping has 105 commercial stores, a 12-screen multiplex cinema and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 432.9 million, which represents a year-on-year growth of 27.2%. Sales per square meter were approximately Ps. 28,657.5 per year, an increase of 27.2% compared to fiscal year 2012. Total rental income increased from Ps. 47.1 million in fiscal year ended June 30, 2012 to Ps. 58.3 million in fiscal year ended June 30, 2013, which represents annual revenues per gross leasable square meter of Ps. 3,104.6 in 2012 and Ps. 3,863.4 in 2013.

As of June 30, 2013, its occupancy rate was 100.0%.

Five largest tenants of Córdoba Shopping – Villa Cabrera

Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 41.9% of its gross leasable area as of June 30, 2013 and approximately 8.7% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Córdoba Shopping’s five largest tenants as of June 30, 2013:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Cines Cba	Cinema	5,442.5	36.0
Garbarino	Houseware	497.0	3.2
Mc Donald's	Food	146.0	1.0
Rapsodia	Clothes and footwear	129.9	0.9
Jazmin Chebar	Clothes and footwear	116.3	0.8
Total		6,331.7	41.9

Tenant mix of Córdoba Shopping Villa Cabrera

The following table sets forth the types of businesses in Córdoba Shopping:

Type of Business	Gross Leasable Area	Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	5,853.0	38.8
Entertainment	5,842.0	38.7
Miscellaneous	1,043.5	6.9
Restaurant	955.7	6.3
Home & Houseware	864.8	5.7
Services	546.8	3.6
Total	15,105.8	100.0

Revenues from Córdoba Shopping Villa Cabrera

The following table sets forth certain information relating to the revenues of Córdoba Shopping during the following periods:

	2013	2012	Var
	(In thousands of Ps.)
Base rent	16,405.8	13,460.6	22%
Percentage rent (1)	12,446.8	10,016.5	24%
Total rent	28,852.6	23,477.1	23%
Revenues from admission rights (2)	2,144.0	1,887.7	14%
Management fees	1,164.2	906.7	28%
Parking	0.0	0.0	0%
Common Maintenance Expenses and Common Advertising Fund	26,044.6	20,769.3	25%
Other	153,5	119.1	29%
Total	58,358.9	47,159.9	24%
(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Table of Content

Lease expirations for Córdoba Shopping Villa Cabrera

The following table shows a schedule of lease expirations for Córdoba Shopping during the periods indicated for existing leases as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Agreements (1)	Square Meters to Expire	Percentage to Expire	Amount (Ps.)	Percentage of Agreements
2014	50	3,976	27%	5,885,691	42%
2015	29	3,093	20%	4,310,137	30%
2016	19	1,401	9%	3,055,320	21%
2017 and subsequent years	7	6,636	44%	1,070,226	7%
Total	105	15,106	100%	14,321,374	100%

(1)	Includes vacant stores as of June 30, 2013. A lease may be associated to one or more stores.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping first opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,719 square meters constitute Gross Leasable Area, comprising 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood, at the junction General Paz avenue and the Panamerican Highway, and is the largest shopping center in the City of Buenos Aires in term of square meters.

As of June 30, 2013, our equity interest in Dot Baires Shopping was 80% through Panamerican Mall S.A.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,566.6 million, which represents annual sales for approximately Ps. 31,509.7 per square meter for the year, an increase of 23.2% compared to fiscal year 2012. Total rental income increased from approximately Ps. 150.5 million in fiscal year ended June 30, 2012 to Ps. 189.2 million in fiscal year ended June 30, 2013, which represents annual revenues per gross leasable square meter of Ps. 3,038.8 in 2012 and Ps. 3,806.8 in 2013.

As of June 30, 2013, Dot Baires Shopping´s occupancy rate was 99.4%.

Five largest tenants of Dot Baires Shopping

Dot Baires Shopping’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 46.3% of its gross leasable area as of June 30, 2013 and approximately 18.7% of its annual base rent for the fiscal year ended on such date.

The following table describes Dot Baires Shopping’s five largest tenants as of June 30, 2013:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Walmart	Supermarket	12,600.0	25.3%
Falabella	Anchor Store	8,086.7	16.3%
Zara	Great shop of Clothes and footwear	1,178.8	2.4%
Frávega	Houseware	675.4	1.3%
Garbarino	Houseware	472.5	1.0%
Total		23,013.4	46.3%

Tenant mix of Dot Baires Shopping

The following table sets forth the types of businesses in Dot Baires Shopping:

Type of Business	Gross Leasable Area	Gross Leasable Area
	(sqm)	(%)
Miscellaneous	15,375.2	30.9%
Clothes and footwear	12,923.4	26.0%
Anchor Store	7,479.7	15.0%
Entertainment	7,135.0	14.4%
Services	2,535.7	5.1%
Restaurant	2,244.8	4.5%
Home & Houseware	2,025.5	4.1%
Total	49,719.3	100.0%

Revenues from Dot Baires Shopping

The following table sets forth certain information relating to the revenues of Dot Baires Shopping during the following periods:

	2013	2012	Var
	(In thousands of Ps.)
Base rent	72,266.3	58,696.3	23%
Percentage rent (2)	31,541.5	24,884.3	27%
Total rent	103,807.8	83,580.6	24%
Revenues from admission rights (3)	8,932.1	7,651.5	17%
Management fees	1,723.4	1,354.7	27%
Parking	13,707.9	8,417.3	63%
Common Maintenance Expenses and Common Advertising Fund	61,075.4	47,950.9	27%
Other	24.4	1,548.0	(98)%
Total	189,271.0	150,503.0	26%

(1)	Does not reflect our interest in the company Panamerican Mall SA.
(2)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Dot Baires Shopping

The following table shows a schedule of lease expirations for Dot Baires Shopping during the periods indicated for existing leases as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements (1)	Square Meters to Expire	Percentage to Expire	Amount (Ps.)	Percentage of Agreements
2014	55	9,458	19%	17,072,415	27%
2015	27	2,637	5%	8,506,733	13%
2016	55	7,767	16%	24,232,156	38%
2017 and subsequent years	16	29,857	60%	13,838,066	22%
Total	153	49,719	100%	63,649,370	100%

(1) Includes the vacant stores as of June 30, 2013. A lease may be associated to one or more stores.

Table of Content

Soleil Premium Outlet, Greater Buenos Aires

Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina more than 25 years ago and today is the first Premium Outlet in the country.

In December 2007, we entered into an agreement with INC S.A. (“INCSA”), a non-related party, for the acquisition of Soleil Premium Outlet for an amount of US$ 20.7 million, US$ 7.1 million of which have been paid.

On July 1, 2010, we executed the final deed for partial conveyance of title of the going concern with INC S.A., whereby INC S.A. transferred to us the shopping center’s going concern, which we started to operate on the referred date. The transaction was exclusive of any debt or credit prior to the transaction with respect to INC S.A.’s business, as well as the real property where a hypermarket currently operates located in the premises. As from such date, the balance of US$ 13.6 million accrues interest at an annual rate of 5%.

On April 12, 2011, the Argentine Antitrust Authority granted its consent to the transaction.

Soleil Factory Shopping is managed by us since 2010, as from April 2013, as a result of its refurbishment and reengineering and a strong advertising campaign, it was renamed as Soleil Premium Outlet. Currently, it has a surface area of 48,313 square meters, 13,609 square meters of which are gross leaseable area, and we are authorized to build more than 9,697 square meters. It comprises 75 stores and 2,335 parking spaces.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 366.4 million, which represents period average sales for approximately Ps. 26,922.6 per square meter for the year, an increase of 44.2% in invoicing compared to fiscal 2012. Total rental income increased from approximately Ps. 34.6 million in fiscal year ended June 30, 2012 to Ps. 45.0 million for fiscal year ended June 30, 2013, representing annual revenues per gross leasable square meter of Ps. 2,349.3 in 2012 and Ps. 3,309.5 in 2013.

As of June 30, 2013, its occupancy rate was 100%.

Five largest tenants of Soleil Premium Outlet

Soleil Premium Outlet’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 45.5% of its gross leasable area as of June 30, 2013 and approximately 19.1% of its annual base rent for the fiscal year ended on such date.

The following table describes Soleil Premium Outlet’s five largest tenants as of June 30, 2013:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Cinemark	Cinema	4,483.2	32.9%
Stock Center	Sports clothes and footwear	687.0	5.1%
Adidas	Sports clothes and footwear	480.0	3.5%
Dexter Outlet	Sports clothes and footwear	352.1	2.6%
Mc Donald’s	Food	193.0	1.4%
Total		6,195.3	45.5%

Tenant mix of Soleil Premium Outlet

The following table sets forth the tenants by types of business in Soleil Premium Outlet:

Type of Business	Gross Leasable Area	Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	7,322.2	55.9%
Entertainment	3,263.4	24.9%
Home & Houseware	955.9	7.4%
Restaurant	753.1	5.7%
Miscellaneous	513.7	3.9%
Services	290.7	2.2%
Total	13,099.0	100.0%

Revenues from Soleil Premium Outlet

The following table sets forth certain information relating to the revenues of Soleil Premium Outlet during the following periods:

	2013	2012	Var
	(In thousands of Ps.)
Base rent	17,789.1	16,383.3	9%
Percentage rent (1)	7,124.2	5,145.1	38%
Total rent	24,913.3	21,528.4	16%
Revenues from admission rights (2)	2,953.8	1,476.3	100%
Management fees	0.0	0.0	0%
Parking	0.0	0.0	0%
Common Maintenance Expenses and Common Advertising Fund	17,112.6	11,545.7	48%
Other	59.4	13.6	337%
Total	45,039.1	34,564.0	30%

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Soleil Premium Outlet

The following table shows a schedule of lease expirations for Soleil Premium Outlet during the periods indicated for existing leases as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements (1)	Square Meters to Expire	Percentage to Expire	Amount (Ps.)	Percentage of Agreements
2014	24	2,102	15%	3,789,883	22%
2015	18	2,282	17%	4,007,453	23%
2016	19	2,199	16%	3,430,161	19%
2017 and subsequent years	14	7,026	52%	6,427,711	36%
Total	75	13,609	100%	17,655,208	100%

(1) Includes vacant stores as of June 30, 2013. A lease may be associated with one or more stores.

La Ribera Shopping, City of Santa Fe

On June 15, 2011, we, acting in our own name and through our subsidiary, Torodur S.A., acquired fifty percent (50%) of Nuevo Puerto Santa Fe S.A.’s (NPSF) shares, a corporation that is tenant of a building in which the shopping center was built and currently operates.

The purchase price for the 50% was US$ 4.5 million, payable in 19 monthly installments without accrual of interest, with the last installment falling due in February 2013.

The purchase of shares of NPSF was subject to the condition that the Santa Fe Port Administration Office approved the change in NPSF’s shareholding and that the Santa Fe’s Lottery Retirement Fund (Caja de Previsión Social Lotería de Santa Fé) did not challenge it. As such conditions were met, on August 18, 2011 the shares were transferred. In addition, NPSF and Casino Puerto Santa Fe (CPSF) executed a subconcession agreement which replaces the former lease agreement held by NPSF.

Accordingly, we became the holder of 33.33% and our subsidiary Torodur of 16.66% of the shares, representing in the aggregate 50% of NPSF’s capital stock and voting rights. In turn, GRAINCO S.A. became holder of the remaining 50%.

La Ribera Shopping has a surface area of 43,219 square meters, comprising 50 retail stores and a 7 2D and 3D-screen multiplex cinemas, the last one was opened in August 2012 with state-of-the-art sound and imaging technology. It also comprises a 510-square meter Cultural Center and 24,553 square meters in outdoor areas and free parking space. Its gross leasable area is approximately 8,378 square meters.

The shopping center is strategically located within the port of Santa Fe, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers away from the City of Paraná and 96 kilometers away from the City of Rafaela. Its range of influence represents a potential market of over one million people.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 209.9 million, which represents period average sales for approximately Ps. 25,051.9 per square meter for the year, an increase of 55.2% compared to fiscal year 2012. Total rental income increased from Ps. 3.8 million in fiscal year ended June 30, 2012 to Ps. 11.9 million during 2013, representing annual revenues per gross leasable square meter of Ps. 497.1 in 2012 and Ps. 1,421.5 in 2013. As of June 30, 2013, its occupancy rate was 97.7%.

Five largest tenants of La Ribera Shopping

La Ribera’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 47.0% of its gross leasable area as of June 30, 2013 and approximately 37.6% of its annual base rent for the fiscal year ended on such date.

Table of Content

The following table describes La Ribera’s five largest tenants as of June 30, 2013:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Cinemark	Cinema	1,922	25.0%
Musimundo	Houseware	804	10.4%
Playland Park	Entertainment	756	9.8%
Mc Donald’s	Food	235	3.0%
Red Sport	Sports Clothes and footwear	222	2.9%
Total		3,939	51.1%

Tenant mix of La Ribera Shopping

The following table sets forth the tenants by types of business in La Ribera:

Type of Business	Gross Leasable Area	Gross Leasable Area
	(sqm)	(%)
Clothes and footwear	1,876.8	22.4%
Entertainment	3,230.0	38.6%
Restaurant	1,235.6	14.7%
Miscellaneous	1,176.3	14.0%
Home and Houseware	859.5	10.3%
Total	8,378.2	100.0%

Revenues from La Ribera Shopping (1)

The following table sets forth certain information relating to the revenues of La Ribera during the following periods:

	2013	2012	Var

Base rent	3,324.0	2.071,0	61%
Percentage rent (2)	3,624.0	2,080.0	74%
Total rent	6,948.0	4,151.0	67%
Revenues from admission rights (3)	104.0	47.0	121%
Management fees	174.0	0.0	0%
Parking	0.0	0.0	0%
Common Maintenance Expenses and Common Advertising Fund	4,674.0	(382.0)	1,324%
Other	10.0	17.0	(41)%
Total	11,910.0	3,833.0	211%

(1)	Does not reflect our interest in the company Nuevo Puerto Santa Fe. Revenues correspond to the accumulated period as from the acquisition of the shopping in August 2011.
(2)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for La Ribera Shopping

The following table shows a schedule of lease expirations for La Ribera during the periods indicated for existing leases as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements (1)	Square Meters to Expire	Percentage to Expire	Amount (Ps.)	Percentage of Agreements
2014	20	2,577	31%	1,670,092	31%
2015	10	842	10%	1,029,648	19%
2016	12	909	11%	833,074	16%
2017 and subsequent years	8	4,050	48%	1,852,642	34%
Total	50	8,378	100%	5,385,456	100%

(1) Includes the vacant stores as of June 30, 2013. A lease may be associated to one or more stores.

New Projects and Undeveloped Properties

We currently have the following undeveloped projects and properties in progress.

PAMSA-Dot Baires Offices. Panamerican Mall S.A., our subsidiary, developed an office building with a gross leasable area of 11,242 square meters adjacent to the shopping center opened in May 2009, Dot Baires. As of June 30, 2013, this building was in operating conditions and 100% rented, which marks the entrance by the Company in the rental office corridor in the northern area of the City of Buenos Aires.

DOT Adjoining Plot (ex-Philips). On May 3, 2012, the Government of the City of Buenos Aires, through the General Office of Zoning Interpretation (Dirección General de Interpretación Urbanística) approved, through a pre-feasibility study for the parcel subdivision of the Ex-Philips plot contingent upon the observance of the applicable building regulations in each of the resulting parcels. In addition, all the uses and parameters established under the municipal ordinance previously issued by the above mentioned authority are being observed.

On June 3, 2013, we were given notice that the Government of the City of Buenos Aires had approved the requested parcel subdivision of the ex-Philips plot. As a result, the property was divided into three parcels: 2 parcels of approximately 6,400 square meters and a parcel adjoining to DOT Shopping of 15,900 square meters intended for the future extension of the shopping center.

Neuquén Project, Province of Neuquén. The main asset of Shopping Neuquén is a plot of land of approximately 50,000 square meters intended to be used for the construction of a mixed use commercial project. The project contemplates the construction of a shopping center, cinemas, a hypermarket, residential units, a Medical Clinic and other compatible developments.

On June 4, 2012, pursuant to an agreement entered into between Shopping Neuquén S.A. and the Municipality of Neuquén, which amended the agreement dated as of June 12th, 2009, establishing a new timeframe for the construction works, followed by the appointment of a new independent constructor; in that sense, the new deadline for the construction works schedules a termination date of 24 month for the construction; as of the date of this Annual Report the construction works are in progress.

We signed an agreement with the Municipality of Neuquén in which we committed to construct the whole shopping center in a maximum term of 24 months, these will be counted starting from the date of signature of the act of beginning of works. On June 30, 2013 and  2012 and on  July 1, 2011 the amount of the developments in Shopping Neuquén rise to Ps. 36.1, Ps. 9.1 and Ps. 4.5 million, respectively.

On June 30, 2013 the contractual obligations corresponds mainly to constructions related with the project above and they rise to Ps. 205 million. The project is estimated to be concluded on September, 2014, the project is financed through a syndicated loan subscribed with different bank institutions, for further information see Item 5.b Indebtedness.

Arcos del Gourmet. In December 2011, we started to develop the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. “Distrito Arcos” will be an open-air space with a variety of premium brands in the exclusive neighborhood of Palermo. We expect it to open by the end of 2013 with a high occupancy rate. It has been highly accepted by tenants, and more than 80% of the lease agreements have been executed as of to date, almost all of them totaling clothes and footwear stores.

This new retail hub is expected to add approximately 13,000 square meters of gross leasable area and 65 stores to APSA’s portfolio, including one cinema of approximately 800 square meters and more than 1000 square meters dedicated to restaurant business.

We hope that this new project, which will combine a retail and a cultural concept, will equal the success of our other latest development project.

We maintain engagements with the City of Buenos Aires´ Government in order to develop the Arcos del Gourmet project. The amount of the construction as of June 30, 2013 and 2012 rise to Ps. 136.3 million and 17.8 million, respectively. On June 30, 2013 the contractual obligations corresponds mainly to constructions related with the project above and rise to Ps 227.3 million. The project is estimated to be concluded by the end of 2013, the project is financed through a syndicated loan subscribed with different bank institutions, for further information see Item 5.b Indebtedness.

Ex-Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006, we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex-Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has a surface area of 5,147 square meters. Inside the building there is a portion of the Patio Olmos shopping center, which operates on four commercial floors and has two underground parking lots. This shopping center also includes two adjacent buildings with cinemas and a commercial annex connected to the property covered by the bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we act as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed which conveyed conveying the property, together with the transfer of the respective concession contract.

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

Coto Residential Project. We own an air rights space above a building that is approximately 24,000 square meters above the Coto hypermarket that is close to Abasto Shopping Center in the heart of the City of Buenos Aires.

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

Puertas de Luján Property (ex UOM). On May 18, 2012, we executed a sales agreement with Cresud whereby we acquired the Puertas de Luján property (ex UOM), located at km 67.5 of the Acceso Oeste Highway and covering a surface area of 116 hectares.

In November 2011, a Municipal Ordinance approved the subdivision of the property and the possibility of changing its intended use. This allows us to develop a mixed-use project.

The transaction was made for an amount of US$ 8.96 million.

Property San Martín. On May 30, 2012, we acquired 100% of IRSA’s stake in Quality Invest S.A. (50% of the total equity interest in the property). The main asset of Quality Invest S.A. is a property in which the manufacturing plant and the administrative offices of the firm Nobleza Piccardo are located. The property has a surface area of 160,000 square meters and a built area of 80,000 square meters. It is located 200 meters away from the junction of San Martin Avenue and Gral. Paz Avenue in the District of San Martín.

On May 16, 2012. The Town Hall of San Martin granted the pre-feasibility authorization for commercial uses, entertainment, events, offices, among other, which would allow us to build a mixed-use project in this property.

The transaction was made for an amount of US$ 9.7 million.

Barter Transactions

Torres Rosario Project, City of Rosario, Province of Santa Fe. We own a plot of land of approximately 50,000 square meters divided into 8 smaller plots, in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2011, 2 of the plots had been bartered with Condominios del Alto S.A. (plots 2-G and 2-H).

Table of Content

The project Condominios del Alto I is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 stories with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.

As of June 30, 2013, the project has been completed, with 4 apartments, 5 parking spaces and one storage space still available for sale.

Condominios del Alto II – (parcel 2-H)

The Condominios del Alto II project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry.

As of June 30, 2013, the works in parcel H have been completed, with 12 apartments (1,608 square meters), 24 parking spaces and 2 storage spaces being available for sale and we have started to deliver the units, with 35 apartments (3,601 square meters), 41 parking spaces and 5 storage spaces being available for sale.

Beruti Plot of land. During June 2008, we acquired a plot of land located at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 square meters for a price of US$ 18.8 million. This has been a significant acquisition because of the strategic location of the property. On October 13, 2010, we and TGLT executed the preliminary purchase agreement whereby we sold the lot. As consideration, we received US$ 10.7 million, 17.33% of the saleable square meters, 15.82% of the residential parking spaces and 170 of the business parking spaces located in the first and second underground levels. As security for the transaction, TGLT delivered us a performance bond for US$ 4.0 million and a first-degree mortgage in our name for US$ 8,143,231, over the lot. Delivery is scheduled for November 2013.

Administration and Management of Shopping Centers

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

During fiscal year ended June 30, 2013, we received the following amounts in monthly maintenance fees:

•	Ps.248,100 in Alto Palermo,

•	Ps.229,000 in Alto Avellaneda,

•	Ps.266,800 in Abasto,

•	Ps.195,700 in Patio Bullrich,

•	Ps.96,000 in Alto Rosario,

•	Ps.80,800 in Paseo Alcorta,

•	Ps.161,700 in Dot Baires,

•	Ps.24,200 in Alto NOA,

•	6% of the total amount of the common area maintenance expenses in Córdoba Shopping,

•	10% of the total amount of the common area maintenance expenses in Buenos Aires Design,

•	5% of the total amount of the common area maintenance expenses in Mendoza Plaza, and

•	5% of the total amount of the common area maintenance expenses in La Ribera Shopping.

Our total revenues from management fees during the fiscal year ended June 30, 2013, were approximately Ps. 18 million.

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

We charge to our tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 7% and 24% on an annual and cumulative basis as from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Risk Factors” for a more detailed discussion.

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

Table of Content

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

Competition

Shopping Centers

Given that most of our shopping centers are located in highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space at our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with us in areas through the development of new shopping centers, creating meaningful barriers. Our principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping centers in Argentina.

Company	Shopping Center	Location (1)	Gross leasable area	Stores	% of gross leasable area at national level (2)	Stores Percentage (2)
APSA
	Abasto de Buenos Aires (7)	CABA	41,440	175	2.26%	2.77%
	Alto Palermo Shopping	CABA	18,690	146	1.12%	2.31%
	Buenos Aires Design (3)	CABA	13,746	61	0.82%	0.97%
	Dot Baires Shopping (5)	CABA	49,719	153	2.98%	2.42%
	Paseo Alcorta (4)	CABA	52,791	109	0.85%	1.73%
	Patio Bullrich	CABA	11,683	82	0.70%	1.30%
	Córdoba Shopping (4)	Córdoba	22,088	105	0.91%	1.66%
	Alto Avellaneda (4)	GBA	67,897	140	2.21%	2.22%
	Mendoza Plaza Shopping (4)	Mendoza	42,238	147	2.53%	2.33%
	Alto Rosario (7)	Rosario	39,952	146	1.66%	2.31%
	Alto Noa (4)	Salta	19,141	91	1.15%	1.44%
	La Ribera Shopping (6)	Santa Fe	8,378	50	0.50%	0.79%
	Soleil (4)	GBA	24,109	75	0.82%	1.19%
	Subtotal		411,872	1,480	18.51%	23.44%
Cencosud S.A. (4)
	Subtotal		617,924	1,438	37.07%	22.75%
Other Operators
	Subtotal		741,295	3,396	44.42%	53.82%
Total			1,771,091	6,314	100%	100%

(1) “GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2) Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3) The effective interest held by Alto Palermo S.A. in ERSA, the company that operates the concession of this building, is 53.684%.
(4) Includes total leasable area occupied by supermarkets and hypermarkets.
(5) APSA’s interest in Panamerican Mall SA is 80%.
(6) APSA’s interest in Nuevo Puerto Santa Fe SA is 50%.
(7) Includes Museo de los Niños.

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

Table of Content

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

Development and Land Use

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building and environmental regulations. In the city of Buenos Aires, where the vast majority of our real estate properties are located, the Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad Autónoma de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

Buenos Aires Building Code. The Buenos Aires Building Code (Código de la Edificación de la Ciudad Autónoma de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the city of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to assure compliance therewith.

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

Table of Content

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

On May 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, which ended in August 2003. On September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. In November 2005, the Argentine congress enacted Law No. 26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property was suspended until December 2006.

On November 6, 2003, Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust (financed by the Argentine Government) which would purchase the mortgage debts and reschedule the maturity date thereof. Financial institutions were afforded until June 22, 2004 to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion to this system. This term was extended twice first by Decree No. 352/2004 for a period of sixty days and then by Law No. 26,062 effective as of November 4, 2005, which extended the foreclosures suspension for an additional 120 days, which was again extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103.

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

As the consolidated annual sales volume of Alto Palermo S.A. exceed Ps. 200.0 million, we should give notice to the Antitrust Authority of any concentration provided for by the Antitrust Law. For more information, please see “Legal or Arbitration proceedings – Other litigation”.

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

In accordance with the Rules of the CNV (as defined herein below), the issuers involved in activities which may have an impact on the environment have to comply with certain disclosure requirements in order to inform its investors, shareholders and the general public about the fulfillment of the current environmental regulations. For more information see “Risk Factors - Risk related to our Business - Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Seasonality

Our business is subject to seasonality, which affects the sales level of our tenants. During the South American summer holiday season (January and February) our tenants experience their lowest sales levels, compared to the winter holidays (July) and the month of December (Christmas) when our tenants tend to reach their peak sales figures. Clothes and footwear tenants usually change their collections in spring and autumn, which has a positive effect on shopping sales. Discount sales at the end of each season also impact our business.

 C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2013:

Subsidiary	Activity	Country of incorporation	Ownership percentage	Voting power percentage (1)	Percentage of our total net revenues
Arcos del Gourmet S.A.	Real estate services	Argentina	90%	90%	0.0%
Fibesa S.A.	Real estate agent	Argentina	100%	100%	2.1%
Emprendimiento Recoleta S.A.	Real estate services	Argentina	54%	54%	2.6%
Shopping Neuquén S.A.	Development of undertakings	Argentina	99%	99%	0.0%
Conil S.A.	Real estate services	Argentina	100%	100%	0.0%
Panamerican Mall S.A.	Real estate services	Argentina	80%	80%	12.4%
Apsamedia S.A.	Consumer financing – Advertising	Argentina	100%	100%	1.6%
Torodur S.A.	Investments	Uruguay	100%	100%	0.0%

(1)	Percentage of equity interest has been rounded. It does not contemplate irrevocable contributions.

D. Property, Plants and Equipment

Our properties include shopping centers and land reserves for the construction of shopping centers or apartment buildings. All our properties are located in Argentina.

The following table sets forth certain information about our owned properties:

Table of Content

Property	Location	Encumbrance
Shopping center portfolio
Alto Palermo	City of Buenos Aires, Argentina	-
Abasto	City of Buenos Aires, Argentina	-
Alto Avellaneda	City of Avellaneda, Argentina	-
Paseo Alcorta	City of Buenos Aires, Argentina	-
Patio Bullrich	City of Buenos Aires, Argentina	-
Alto NOA	City of Salta, Argentina	-
Buenos Aires Design	City of Buenos Aires, Argentina	-
Alto Rosario	City of Rosario, Argentina	-
Mendoza Plaza	City of Mendoza, Argentina	-
Córdoba Shopping – Villa Cabrera (1)	City of Córdoba, Argentina	Mortgage-antichresis
Dot Baires Shopping	City of Buenos Aires, Argentina	-
Soleil Factory (2)	City of San Isidro, Argentina	Mortgage
Patio Olmos (3)	City of Córdoba, Argentina	-
Office buildings and other rental properties portfolio
Dot Building	City of Buenos Aires, Argentina	-
Plots of land
Caballito plot of land (4)	City of Buenos Aires, Argentina	-
Luján plot of land	City of Luján, Argentina	-
Properties under development
Neuquén Project (5) (8)	City of Neuquén, Argentina	-
Arcos Project (6) (8)	City of Buenos Aires, Argentina	-
Other properties (7)	Argentina	-

(1)
Included in Investment Properties is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of antichresis as a result of a financial debt held by Empalme (merged with SAPSA in January 1, 2009) with NAI INTERNACIONAL II Inc. The total amount of the debt was Ps.15.5 million as of June 30, 2013.

(2)	On August 3, 2011, a first line mortgage was granted on the property to secure payment of the balance of US$ 12.6 million plus interest for the acquisition of the commercial center goodwill.

(3)	We lease this property to a shopping centers operator under an operating lease contract which will expire on 2032.

(4)
We have a parcel of land with a surface area of 23,389 square meters in the “Caballito” neighborhood, one of the most highly populated areas in the City of Buenos Aires, which we purchased in November 1997. This land could be used to build a 68,000 square meter shopping center including a hypermarket, a cinema complex and various leisure and entertainment areas. We are currently working on the definition of the commercial project. At present the Legislature of the City of Buenos Aires is dealing with bill of law for approving the urban development parameters of the site that has already been approved by the Executive branch. As of July 5, 2006, the Federal Administration of Public Revenues (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings. AFIP claimed differences in income taxes on revenue from admission rights. In the first instance, AFIP pleaded for a general restraining order. As of June 30, 2013, the attachement of the real estate property located at 367 Olegario Andrade Av., Caballito, has been released.

(5)
We signed an agreement with the Municipality of Neuquén in which we commited to construct the whole shopping center in a maximum term of 24 months, these will be counted starting from the date of signature of the act of beginning of works. On June 30, 2013 and 2012 and on  July 1°, 2011 the amount of the developments in Shopping Neuquén rise to Ps. 36.1, Ps. 9.1 and Ps. 4.5 million, respectively.On June 30, 2013 the contractual obligations corresponds mainly to constructions related with the project above and they rise to Ps. 205 million. The project is estimated to be concluded on September, 2014.

(6)
We maintains engagements with the City of Buenos Aires´ Government in order to develop the Arcos del Gourmet project. The amount of the construction as of June 30, 2013 and 2012 rise to Ps. 136.3 million and 17.8 million, respectively. On June 30, 2013 the contractual obligations corresponds mainly to constructions related with the project above and rise to Ps 227.3 million. The project is estimated to be concluded by the end of  2013.

(7)
Includes properties in the proximities of the above-listed properties. It´s also includes some properties under developing, undeveloped parcels of land and office buildings and other rental properties portfolio, which are included as Other properties because of their little significance.

(8)	Both projects are financed through syndicated loans subscribed with different bank institutions, for further information see Item 5.b Indebtedness.

We lease our headquarters, located at Moreno 877, 22nd floor (C1091AAQ), City of Buenos Aires, Argentina, from IRSA, pursuant to a lease agreement that expires in October 2014. We consider that all our facilities are appropriate for our current needs and suitable for their intended uses.

ITEM 4A.	Unresolved Staff Comments

In a letter dated April 19, 2013 (the “Comment Letter”), the staff of the Securities and Exchange Commission (the "SEC") provided certain comments to our annual report on Form 20-F for the fiscal year ended June 30, 2012 as filed on October 26, 2012 and Form 6-K as filed on December 18, 2012. We have resolved all of the comments set forth in the Comment Letter except for a comment relating to certain barter agreements entered into by the Company. Thus, in a subsequent letter dated August 29, 2013, the SEC questioned whether the significant risks and rewards of ownership were transferred to the buyer based on the terms of each barter agreement, and whether managerial continuing involvement or effective control over the property subject to the barter transactions were being retained by the Company. In a letter dated October 18, 2013, we provided the required information, concluding that the significant risks and rewards of ownership were effectively transferred to the buyer and that no managerial continuing involvement to the extent normally associated with ownership were being retained by the Company. We believe that, as a result, we have resolved any staff comments regarding our annual reports.

ITEM 5.	Operating and Financial Review and Prospects

A. Operating Results

The following Management’s Discussion & Analysis of the financial condition and results of operations should be read in conjunction with our Audited Consolidated Financial Statements and accompanying notes included elsewhere in this annual report, as well as the information presented under “ITEM 3. Key information – A. Selected consolidated financial data”. Our Operating and Financial Review and Prospects contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in “ITEM 3. Key information – D. Risk Factors”.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2012 and 2013 relate to the fiscal years ended June 30, 2012 and 2013, respectively.

Critical Accounting Policies and Estimates

Our audited consolidated financial statements are prepared in accordance with IFRSs as issued by the IASB, and the accounting policies employed are set out in our Accounting Policies section in the financial statements. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgment because the areas are especially subjective or complex.

The discussion below should also be read in conjunction with our disclosure of significant IFRS accounting policies, which is provided in Note 2 to our audited consolidated financial statements, “Significant accounting policies”.

We believe that the most critical accounting policies and significant areas of judgment and estimation are in:

▪	Business combinations
▪	Impairment testing of goodwill and intangible assets
▪	Determination of the fair value of financial instruments
▪	Allowances
▪	Taxation

•	Business combinations – purchase price allocation

We account for the acquisition of subsidiaries using the acquisition method. Accounting for business combinations requires us the determination of the fair value of the various assets and liabilities of the acquired business. We use all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist us in making these fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed.

Table of Content

Allocation of the purchase price affects our results as any identified finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

Upon our transition to IFRS we elected not to apply IFRS 3, “Business combinations”, retrospectively as the difficulty in applying these requirements to the large number of business combinations we completed from incorporation through to transition date exceeded any potential benefits. Therefore, business combinations occurred prior to transition date have not been restated.

•	Impairment testing of goodwill and non-current assets other than goodwill

IFRS requires us to undertake an annual test for impairment of indefinite lived assets and, for finite lived assets, to test for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Impairment testing is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. In calculating the net present value of the future cash flows, we are required to make certain assumptions in respect of highly uncertain matters including management’s expectations of estimates of future cash flows, market rents for similar properties in the same location and condition, and discount rates.

For purposes of the impairment testing, we group assets at the lowest levels for which there are separately identifiable cash flows, known as cash generating units or CGUs. Given the nature of our assets and activities, most of our individual assets do not generate independent cash flows that are independent of those from CGUs. Therefore, we estimate the recoverable amount of the CGU to which the asset belongs, except where the fair value less costs to sell of the individual asset is higher than its book value; or the value in use of the asset can be estimated as being close to its fair value less costs to sell, where fair value can be reliably determined.

Generally, we consider each shopping center, office building and undeveloped property as a separate CGU. Details of the methods, estimates and assumptions we make in our annual impairment testing of goodwill are included in Note 6 in the audited consolidated financial statements. No impairment of goodwill was identified.

•	Fair value of derivatives and other financial instruments

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques like extrapolation pricing model. We use our judgment to select a variety of methods and make assumptions that are based on market conditions existing at statement of financial position.

•	Allowance for trade receivables

We maintain an allowance for trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for trade receivables, we base our estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

•	Taxation

We are subject to income taxes in numerous jurisdictions. Our tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of our total tax charge necessarily involves a degree of estimation and judgment in respect of certain items whose tax treatment may not be always determined with certainty due to interpretation. The final resolution of some of these items may give rise to material profits, losses and/or cash flows. The complexity of our structure makes the degree of estimation and judgment more challenging. The resolution of issues may not always be within our control and may depend on the efficiency of legal action, if necessary. Issues can, and often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the tax charge in the consolidated income statement and tax payments.

We recognize deferred tax assets only to the extent it is probable that future taxable profit will be available against which the temporary differences can be utilized. We assess the realizability of deferred tax assets by considering whether it is probable that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The amounts recognized in the Consolidated Financial Statements in respect of each matter are derived from our best estimate and judgment as described in Note 6 to the audited consolidated financial statements.

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

For the fiscal years of 2011, 2012 and 2013, the EMAE, which predicts the GDP was 9.7%, 0.89% and 5.7%, respectively. With respect to inflation, INDEC´s measurements indicate that accumulated inflation for the fiscal year 2011 was approximately 9.67%, for fiscal year 2012 was approximately 9.90% and for the fiscal year 2013was approximately 10.5%.

The table below shows Argentina’s GDP growth, inflation, dollar exchange rates and the appreciation (depreciation) of the Peso against the U.S. Dollar for the indicated periods.

	Fiscal year ended June 30,
	2011	2012	2013
Real GDP growth	9.14%	0.00%	8.26%
Inflation (IPIM)(1)	12.5%	12.8%	13.5%
Inflation (CPI)(2)	9.67%	9.90%	10.5%
Appreciation (depreciation) of the Peso against the U.S. Dollar	(4.33%)	(10.2%)	(19.1%)
Exhange rate per US$ 1.00 as of the end of the year (3)	Ps. 4.0900	Ps. 4.5070	Ps. 5.3680
Average exchange rate per US$1.00 (4)	Ps. 3.9805	Ps. 4.3016	Ps. 4.9187

(1)	IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production.

(2)	CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production.

(3)	Represents average of the selling and buying exchange rate.
(4)	Represents average month-end closing exchange rates

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

Table of Content

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

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period, inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%
2009	5.26%	5.4%
2010	11.0%	15.2%
2011	9.67%	12.5%
2012	9.90%	12.8%
2013	10.5%	13.5%

An increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations. The IPIM increased by 13.5% in the fiscal year 2013, and the Consumer Price Index increased 10.5% in the same period.

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

Seasonality

Our business is subject to seasonality, which affects the sales level of our tenants. During the South American summer holiday season (January and February) our tenants experience their lowest sales levels, compared to the winter holidays (July) and the month of December (Christmas) when our tenants tend to reach their peak sales figures. Clothes and footwear tenants usually change their collections in spring and autumn, which has a positive effect on shopping sales. Discount sales at the end of each season also impact our business.

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

Business Segment Reporting

We are required to disclose segment information in accordance with IFRS 8, which establishes that an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”). Such function is carried out by our Executive Committee in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the management body, that is to say, the Board of Directors. Our current members of the Executive Committee are Mrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, and Fernando Elsztain. CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the CODM for these purposes. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

We operate our Investment and Development Properties business through four reportable segments, namely “Shopping Centers”, “Office and Others ”, “ Sales and Development” and “Financial operations and others” as further described below:

•	Our Shopping Centers segment includes the operating results from our portfolio of shopping centers principally comprised of lease and service revenue from tenants.

•
Our “Offices and Others ” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

•	Our “Sales and Development” segment includes the operating results of our acquisition and/or construction of housing and other properties for sale in the ordinary course of business.

•
Our “Financial operations and others” segment includes the income or loss generated by our associate Tarshop S.A. and residual financial operations from our subsidiary Apsamedia. Both Tarshop’s and Apsamedia’s operations consist primarily of lending and servicing activities related to the credit card and personal loan products offered to consumers at retail venues.

Below is a summarized analysis of the lines of business for the year ended June 30, 2013 and 2012:

	Fiscal year ended June 30, 2013
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	1,625,013	25,778	4,262	1,203	1,656,256
Costs	(743,004)	(14,145)	(3,480)	(907)	(761,536)
Gross Profit	882,009	11,633	782	296	894,720
Gain from disposal of investment properties	-	-	236	-	236
General and administrative expenses	(67,597)	(110)	-	(250)	(67,957)
Selling expenses	(58,908)	(895)	(625)	(1,588)	(62,016)
Other operating results, net	(41,791)	(40)	-	2,377	(39,454)
Operating profit	713,713	10,588	393	835	725,529
Share of profit of associates	-	(2,514)	-	2,540	26
Segment Profit before financial results and income tax	713,713	8,074	393	3,375	725,555

Investment property	1,596,016	105,594	35,158	-	1,736,768
Property, plant and equipment, net	17,385	2,896	-	-	20,281
Trading property	-	-	38,603	-	38,603
Goodwill	1,829	3,911	-	-	5,740
Inventories	10,002	-	-	-	10,002
Investments in associates	-	23,385	-	39,139	62,524
Operating assets (ii)	1,625,232	135,786	73,761	39,139	1,873,918

(i)	Our revenues are entirely originated in Argentina.
(ii)	All of our assets included in the segment are located in Argentina.

Table of Content

	Fiscal year ended June 30, 2012
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
Income (i)	1,321,589	14,759	32,171	4,836	1,373,355
Costs	(602,670)	(7,625)	(10,610)	(1,687)	(622,592)
Gross Profit	718,919	7,134	21,561	3,149	750,763
General and administrative expenses	(58,324)	-	(57)	(296)	(58,677)
Selling expenses	(44,175)	(483)	(1,581)	2,157	(44,082)
Other operating results, net	(21,613)	-	-	736	(20,877)
Operating profit	594,807	6,651	19,923	5,746	627,127
Share of profit of associates	-	-	-	4,970	4,970
Segment Profit before financial results and income tax	594,807	6,651	19,923	10,716	632,097

Investment property	1,486,590	142,334	35,158	-	1,664,082
Property, plant and equipment, net	15,989	1,496	-	-	17,485
Trading property	-	-	39,346	-	39,346
Goodwill	1,829	3,911	-	-	5,740
Inventories	10,394	-	-	-	10,394
Investments in associates	-	-	-	36,600	36,600
Operating assets (ii)	1,514,802	147,741	74,504	36,600	1,773,647

(i)	Our revenues are entirely originated in Argentina.
(ii)	All of our assets included in the segment are located in Argentina.

	Fiscal year ended June 30,
Business segment report	2013	2012

Shopping Centers	98.0%	96.2%
Offices and others	1.6%	1.1%
Sales and developments	0.3%	2.3%
Financial operations and others	0.1%	0.4%
Total	100.0%	100.0%
Total revenues (1)	1,656.3	1,373.4

(1)	In million of Pesos.

Our shopping center properties are all located in Argentina. Substantially all of our office and other rental properties are located in Argentina. Our development properties are also located in Argentina. The operating results of the Nuevo Puerto Santa Fe and Quality Invest joint venture operations have been presented on a proportionate format.

The proportionate format presents the net income from the equity-accounted joint venture on a line-by-line basis rather than as a single line item as IFRS requires to be shown in the consolidated statement of income. Management considers that given that the assets underlying both the consolidated and equity-accounted operations are similar and the drivers of their results are similar, that the proportionate consolidation format is a more useful way to understand the performance of the trading property business. This is because the proportionate format aggregates both revenue and expense items rather than netting them for equity accounted ventures and only reflecting their performance as a single line item of profit or loss. As a result, the proportionate format is what the CODM considers in assessing and understanding the performance and results of operations of the development property business as a whole.

The CODM evaluates performance of business segments based on segment profit. The measurement principles for our segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements, except for our share of profit or loss of joint ventures as discussed in the segment tables above. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

The following tables present a reconciliation between the total results of operations as shown in the section Revenues by Business Segment and the results of operations as per the statement of income for the fiscal years ended June 30, 2013 and 2012. The adjustments relate to the presentation of the results of operations of the joint ventures on an equity-accounted basis for IFRS income statement purposes.

	June 30, 2013 (1)
	As per Total Segment Information	Adjustment for share of profit/ (loss) of joint ventures	As per Statement of Income
Group revenue	1,656,256	(18,845)	1,637,411
Group costs	(761,536)	11,671	(749,865)
Gross Profit / (Loss)	894,720	(7,174)	887,546
Gain from disposal of investment properties	236	-	236
General and administrative expenses	(67,957)	237	(67,720)
Selling expenses	(62,016)	1,190	(60,826)
Other operating income, net	(39,454)	1,876	(37,578)
Profit / (Loss) from Operations	725,529	(3,871)	721,658
Share of profit / (loss) of associates and joint ventures	26	(628)	(602)
Profit / (Loss) Before Financing and Taxation	725,555	(4,499)	721,056

	June 30, 2012 (1)
	As per Total Segment Information	Adjustment for share of profit/ (loss) of joint ventures	As per Statement of Income
Group revenue	1,373,355	(5,918)	1,367,437
Group costs	(622,592)	3,314	(619,278)
Gross Profit / (Loss)	750,763	(2,604)	748,159
General and administrative expenses	(58,677)	494	(58,183)
Selling expenses	(44,082)	706	(43,376)
Other operating income, net	(20,877)	61	(20,816)
Profit / (Loss) from Operations	627,127	(1,343)	625,784
Share of profit / (loss) of associates and joint ventures	4,970	(1,212)	3,758
Profit / (Loss) Before Financing and Taxation	632,097	(2,555)	629,542

(1)	In millions of Pesos. Totals may not sum due to rounding.

Revenues from Leases and Services by Geographical Area

The following tables set forth certain information regarding our revenues from Shopping centers segment by geographical area:

	Fiscal year ended June 30,
	2013	2012

City of Buenos Aires	1,015,941	893,394
Gran Buenos Aires(1)	248,244	181,058
Rest of the country	360,828	247,137
Total revenues	1,625,013	1,321,589

(1)	Excluding revenues derived from the City of Buenos Aires.

Operating Results

Fiscal Year 2013 compared to Fiscal Year 2012

Revenues

In the following discussion of our revenues, we may refer to "same store revenues" or "comparable revenues". These terms refer to our properties open and operating throughout both years in the year-to-year comparisons.

Our total revenues rose by 20.6%, up from Ps. 1,373.4 million during the fiscal year ended June 30, 2012 to Ps. 1,656.3 million during the fiscal year ended June 30, 2013. This variation was mainly attributable to: (i) an Ps. 303.4 million increase in the revenues of our Shopping Centers segment, and (ii) an Ps. 11.0 million increase in our Offices and Other Rental segment, partially offset by a decrease of (i) Ps. 27.9 million in revenues from our Development and Sale Properties segment and (ii) Ps. 3.6 million in the revenues of our Financial Operations and Others segment.

Shopping Centers. Revenues from our Shopping Centers segment rose by 23.0%, up from Ps. 1,321.6 million during the fiscal year ended June 30, 2012 to Ps. 1,625.0 million during the fiscal year ended June 30, 2013. The reason for this increase mainly lies in: (i) an Ps. 167.7 million increase in revenues from Base and Contingent rent as a result of a 24.6% increase in the total sales of our tenants, up from Ps. 9,898.8 million in the fiscal year ended June 30, 2012 to Ps. 12,236.6 million in the fiscal year ended on June 30, 2013, and (ii) a Ps. 98.5 million increase in revenues from expenses and collective promotion fund.

During the years ended June 30, 2013 and June 30, 2012, we have the same portfolio of shopping centers open and operating with the only exception of the acquisition of a 50% interest in a joint venture (La Ribera Shopping), in August 2012. The proportional consolidation of this joint venture revenues was not significant for the 2013 results.

Offices and Other Rentals. Revenues from our Offices and Other segment increased by 74.3%, from Ps. 14.8 million during the fiscal year ended June 30, 2012 to Ps. 25.8 million during the fiscal year ended on June 30, 2013. This variation arises from the increase in revenues from office leases at Dot building and the addition of revenues from leases at Predio San Martín.

Development and Sale Properties. Revenues from our Development and Sale Properties segment recorded a 86.6% decrease, from Ps. 32.2 million during the fiscal year ended on June 30, 2012 to Ps. 4.3 million during the fiscal year ended June 30, 2013. This decrease was a result of the sale of four parcels in Terreno Rosario during the previous fiscal year.

Financial Operations and Others. Revenues from our Financial Operations and Others segment recorded a 75.0% decrease, from Ps. 4.8 million during the fiscal year ended June 30, 2012 to Ps. 1.2 million during the fiscal year on June 30, 2013 due to the discontinuance of the Consumer Finance activities carried out by Apsamedia.

Table of Content

Revenues	Revenues for the fiscal years ended on June 30,
	2013	2012
	(in million Ps.)
Shopping Centers	1,625.0	1,321.6
Offices and Other Rentals	25.8	14.8
Development and Sale Properties	4.3	32.2
Financial Operations and Others	1.2	4.8
Total revenues	1,656.3	1,373.4

Costs

Total costs experienced an increase of 22.3% from Ps. 622.6 million during the fiscal year ended on June 30, 2012 to Ps. 761.5 million during the fiscal year ended June 30, 2013. This was mainly due to: (i) an Ps. 140.3 million increase in the costs of our Shopping Centers segment and (ii) an Ps. 6.5 million increase in our Offices and Other Rental segment, partially offset by (i) an Ps. 7.1 million decrease in the costs of our Development and Sale Properties segment and (ii) an Ps. 0.8 million decrease in the costs of our Financial Operations and Others segment. Total costs as a percentage of total revenues increased from 45.3% during the fiscal year ended on June 30, 2012 to 46.0% during the fiscal year ended on June 30, 2013, on account of a 22.3% increase in costs against a 20.6% increase in revenues in this fiscal year.

Shopping Centers. The costs of our Shopping Centers segment increased by 23.3%, from Ps. 602.7 million during the fiscal year ended June 30, 2012 to Ps. 743.0 million during the fiscal year ended June 30, 2013. This increase was mainly attributable to: (i) an increase in salaries, social security contributions and other personnel expenses of Ps. 53.8 million; (ii) an increase in maintenance, security, cleaning and repairs and related expenses of Ps. 27.7 million; (iii) an increase in amortization and depreciation of Ps. 15.7 million; (iv) an increase in advertising expenses and other selling expenses of Ps. 13.8 million; (v) an increase in taxes, rates and contributions of Ps. 11.3 million; and (vi) an increase in fees and compensation from services of Ps. 7.0 million.

Offices and Other Rentals. The costs of our Offices and Other segment increased 85.5%, from Ps. 7.6 million during the fiscal year ended June 30, 2012 to Ps. 14.1 million during the fiscal year ended June 30, 2013. This variation was mainly originated in the increase of costs of leases and services of Dot office building and the addition of lease costs of Predio San Martín.

Developments and Sale Properties. The costs of our Developments and Sale Properties segment decreased by 67.0%, from Ps. 10.6 million during the fiscal year ended June 30, 2012 to Ps. 3.5 million during the fiscal year ended June 30, 2013. This decrease is mainly originated in the sale of four parcels of Terreno Rosario during the previous fiscal year.

Financial Operations and Others. The cost of our Financial Operations and Others segment shrank by 47.1%, down from Ps. 1.7 million during the fiscal year ended June 30, 2012 to Ps. 0.9 million during the fiscal year ended June 30, 2013. The reason for this decrease mainly lies in the discontinuance of the Consumer Finance activities carried out by Apsamedia.

Costs	Costs for the fiscal years ended on June 30,
	2013	2012
	(in million Ps.)
Shopping Centers	(743.0)	(602.7)
Offices and Other Rentals	(14.1)	(7.6)
Development and Sale Properties	(3.5)	(10.6)
Financial Operations and Others	(0.9)	(1.7)
Total costs	(761.5)	(622.6)

Gross profit

As a consequence of the above-mentioned events, our gross profit rose by 19.2% up from Ps. 750.8 million during the fiscal year ended June 30, 2012 to Ps. 894.7 million during the fiscal year ended June 30, 2013. Gross profit as a percentage of total revenues decreased from 54.7% in the fiscal year ended on June 30, 2012 to 54.0% during the fiscal year ended on June 30, 2013, mainly owing to a 20.6% increase in revenues against the 22.3% increase in costs during this fiscal year.

Shopping Centers. Gross profit from our Shopping Centers segment rose by 22.7%, up from Ps.718.9 million for the fiscal year ended  June 30, 2012 to Ps. 882.0 million during the fiscal year ended June 30, 2013, mainly as a result of a 24.6% increase in the total sales of our tenants, which rose from Ps. 9,898.8 million in the fiscal year ended June 30, 2012 to Ps. 12,336.6 million in the fiscal year ended on June 30, 2013, which resulted in higher percentage leases. Gross profit from the Shopping Centers segment as a percentage of revenues for this segment decreased from 54.7% during the fiscal year ended June 30, 2012 to 54.0% during the fiscal year ended June 30, 2013, mainly as a result of a 23.0% increase in the revenues of this segment against the 23.3% increase in costs in this fiscal year.

Offices and Other Rentals. Gross profit from our Offices and Other segment increased by 63.4%, from Ps.7.1 million during the fiscal year ended June 30, 2012 to Ps.11.6 million during the fiscal year ended June 30, 2013. Gross profit from the Offices and Other Rentals segment as a percentage of this segment’s revenues decreased from 48.0% during the fiscal year ended June 30, 2012 to 45.1% during the fiscal year ended on June 30, 2013, mainly attributable to a 74.3% increase in this segment’s revenues against an 85.5% increase in costs in this fiscal year.

Development and Sale Properties. Gross profit from our Development and Sale Properties segment experienced a 96.3% decrease, from Ps. 21.6 million during the fiscal year ended June 30, 2012 to Ps. 0.8 million during the fiscal year ended June 30, 2013. Such decrease mainly resulted from the sale of four parcels of Terreno Rosario in the previous fiscal year.

Financial Operations and Others. Gross profit from our Financial Operations and Others segment decreased by 90.3% from Ps. 3.1 million during the fiscal year ended June 30, 2012 to Ps. 0.3 million during the fiscal year ended June 30, 2013. The segment’s gross profit as a percentage of revenues decreased from 65.6% during the fiscal year ended June 30, 2012 to 25.6% during the fiscal year ended June 30, 2013. This variation is mainly due to a 75.0% decrease in revenues against a 47.1% decrease in this segment’s costs.

Gross profit	Gross profit for the fiscal years ended on June 30,
	2013	2012
	(in million Ps.)
Shopping Centers	882.0	718.9
Offices and Other Rentals	11.6	7.1
Development and Sale Properties	0.8	21.6
Financial Operations and Others	0.3	3.1
Total gross profit	894.7	750.8

Administrative expenses

Administrative expenses increased by 15.8%, from Ps. 58.7 million during the fiscal year ended June 30, 2012 to Ps. 68.0 million during the fiscal year ended June 30, 2013. This variation is mainly explained by: (i) a Ps. 9.3 million increase in expenses at our Shopping Centers segment. Total administrative expenses as a percentage of total revenues decreased from 4.4% during the fiscal year ended June 30, 2012 to 4.1% during the fiscal year ended June 30, 2013, as a result of a 40.7% increase in administrative expenses against a 20.6% increase in revenues during this fiscal year.

Shopping Centers. Shopping Centers’ administrative expenses increased by 16.0%, from Ps. 58.3 million during fiscal year 2012 to Ps. 67.6 million during fiscal year 2013 mainly due to: (i) an increase in Directors’ fees of Ps. 7.0 million; (ii) an increase in salaries, social security contributions of Ps. 1.5 million; and (iii) an increase of Ps. 0.3 million in fees and compensation from services. Administrative expenses associated to our Shopping Centers segment as a percentage of this segment’s revenues decreased from 4.4% for fiscal year 2012 to 4.2% for fiscal year 2013.

Administrative expenses	Administrative expenses for the fiscal years ended on June 30,
	2013	2012
	(in million Ps.)
Shopping Centers	(67.6)	(58.3)
Offices and Other Rentals	(0.1)	0.0
Development and Sale Properties	0.0	(0.1)
Financial Operations and Others	(0.3)	(0.3)
Total Administrative expenses	(68.0)	(58.7)

Selling expenses

Selling expenses increased by 40.6%, from Ps. 44.1 million during the fiscal year ended June 30, 2012 to Ps. 62.0 million during the fiscal year ended June 30, 2013, mainly as a result of (i) a Ps. 14.7 million increase in the expenses from our Shopping Centers segment and (ii) a Ps. 0.4 million increase in the expenses from our Offices and Other Rentals segment, (iii) a Ps. 3.8 million increase in expenses associated with our Financial Operations and Others segment partly offset by (iv) a Ps. 1.0 million decrease in our Development and Sale Properties segment. Total selling expenses as a percentage of total revenues rose from 3.2% during the fiscal year ended June 30, 2012 to 3.7% during the fiscal year ended June 30, 2013, as a result of a 40.6% increase in selling expenses compared to the 20.6% increase in revenues in this fiscal year.

Shopping Centers. Selling expenses from the Shopping Centers segment rose by 33.3%, up from Ps. 44.2 million during the fiscal year ended June 30, 2012 to Ps. 58.9 million during the fiscal year ended June 30, 2013, mainly on account of: (i) an increase in taxes, rates and contributions of Ps. 9.2 million; (ii) an increase in loan loss charges of Ps. 4.4 million; and (iii) an increase of Ps. 2.0 million in advertising and other selling expenses. Selling expenses as a percentage of the Shopping Centers segment’s revenues increased from 3.3% during the fiscal year ended June 30, 2012 to 3.6% in the fiscal year ended June 30, 2013.

Offices and Other Rentals. Selling expenses from our Offices and Other Rental segment rose by 80.0%, from Ps. 0.5 million during the fiscal year ended June 30, 2012 to Ps. 0.9 million during the fiscal year ended June 30, 2013. This variation is mainly due to: (i) a Ps. 0.2 million increase in turnover taxes and (ii) a Ps. 0.2 million increase in loan loss charges. Selling expenses from the Offices and Other segment as a percentage of this segment’s revenues rose from 6.6% during the fiscal year ended June 30, 2012 to a 3.5% decrease during the fiscal year ended June 30, 2013.

Development and Sale Properties. Selling expenses from our Development and Sale Properties segment experienced a 62.5% decrease, from Ps. 1.6 million during the fiscal year ended June 30, 2012 to Ps. 0.6 million during the fiscal year ended June 30, 2013. This variation resulted primarily from a Ps. 1.0 million decrease in turnover tax during this fiscal year. Selling expenses from our Development and Sale Properties segment as a percentage of this segment’s revenues increased from 5.0% during the fiscal year ended June 30, 2012 to 14.0% during the fiscal year ended June 30, 2013.

Table of Content

Financial Operations and Others. Selling expenses from our Financial Operations and Others segment rose by 172.7%, from Ps. 2.2 million in income during the fiscal year ended June 30, 2012 to a loss of Ps. 1.6 million during the fiscal year ended June 30, 2013, mainly due to an Ps. 3.7 million increase in loan loss charges. Selling expenses from our Financial Operations and Other segment as a percentage of this segment’s revenues increased from 45.8% during the fiscal year ended June 30, 2012 to 133.3% during the fiscal year ended June 30, 2013.

Selling expenses	Selling expenses for the fiscal years ended on June 30,
	2013	2012
	(in million Ps.)
Shopping Centers	(58.9)	(44.2)
Offices and Other Rentals	(0.9)	(0.5)
Development and Sale Properties	(0.6)	(1.6)
Financial Operations and Others	(1.6)	2.2
Total selling expenses	(62.0)	(44.1)

Other operating results, net

Other operating results, net increased 89.0%, from a Ps. 20.9 million loss during the fiscal year ended June 30, 2012 to a Ps. 39.5 million loss during the fiscal year ended June 30, 2013. This variation mainly resulted from: (i) a Ps. 20.2 million increase from our Shopping Centers segment and (ii) a Ps. 1.7 million increase from our Financial Operations and Others segment. Other operating results, net as a percentage of total revenues increased from 1.5% during the fiscal year ended June 30, 2012 to 2.4% during the fiscal year ended June 30, 2013, as a result of an 89.0% increase in other operating results, net against a 20.6% increase in revenues in this fiscal year.

Shopping Centers. Other operating results, net from our Shopping Centers segment increased 93.5%, from Ps. 21.6 million during the fiscal year ended June 30, 2012 to Ps. 41.8 million during the fiscal year ended June 30, 2013, mainly due to: (i) an increase in donations made of Ps. 16.4 million; and (ii) an increase in the charges for lawsuits and other contingencies of Ps. 8.2 million, partially offset by (iii) capital issuance expenses of Ps. 4.8 million incurred in the previous fiscal year. Other operating results as a percentage of the Shopping Centers segment’s revenues increased from 1.7% during the fiscal year ended June 30, 2012 to 2.6% during the fiscal year ended June 30, 2013.

Financial Operations and Others. Other operating results, net from our Financial Operations and Others segment increased 242.9% from Ps. 0.7 million in income during the fiscal year ended June 30, 2012 to Ps. 2.3 million in income during the fiscal year ended June 30, 2013. Other operating income, net of our Financial Operations and Others segment as a percentage of this segment’s revenues increased from 14.6% during the fiscal year ended June 30, 2012 to 200.6% during the fiscal year ended June 30, 2013.

Other operating results, net	Other operating results for the fiscal years ended on June 30,
	2013	2012
	(in million Ps.)
Shopping Centers	(41.8)	(21.6)
Offices and Other Rentals	(0.0)	(0.0)
Development and Sale Properties	(0.0)	(0.0)
Financial Operations and Others	2.3	0.7
Total other operating results, net	(39.5)	(20.9)

Operating income

As a result of the factors described above, Operating income rose by 15.7%, up from Ps. 627.1 million during the fiscal year ended June 30, 2012 to Ps. 725.5 million during the fiscal year ended June 30, 2013, mainly due to (i) an Ps. 118.9 million increase in Operating income from the Shopping Centers segment; and (ii) an Ps. 3.9 million increase in Operating income from the Offices and Other Rentals segment, partially offset by (iii) an Ps. 19.5 million decrease in our Development and Sale Properties segment and (iv) an Ps. 4.9 million decrease in our Financial Operations and Others segment. Operating income as a percentage of total revenues decreased from 45.7% during the fiscal year ended June 30, 2012 to 43.8% during the fiscal year ended June 30, 2013.

Shopping Centers. Operating income from our Shopping Centers segment increased by 20.0%, up from Ps. 594.8 million in income for the fiscal year ended June 30, 2012 to Ps. 713.7 million in income during the fiscal year ended June 30, 2013. Operating income from the Shopping Centers segment as a percentage of this segment’s revenues decreased from 45.0% during the fiscal year ended June 30, 2012 to 43.9% during the fiscal year ended June 30, 2013.

Offices and Other Rentals. Operating income from our Offices and Other segment rose by 58.2%, up from Ps. 6.7 million in income for the fiscal year ended June 30, 2012 to Ps. 10.6 million in income during the fiscal year ended June 30, 2013. Operating income from the Offices and Other segment as a percentage of this segment’s revenues decreased from 45.3% during the fiscal year ended June 30, 2012 to 41.1% during the fiscal year ended June 30, 2013.

Development and Sale Properties. Operating income from our Development and Sale Properties segment declined by 98.0%, from Ps. 19.9 million in income during the fiscal year ended June 30, 2012 to Ps. 0.4 million in income during the fiscal year ended June 30, 2013. Operating income from our Development and Sale Properties segment as a percentage of this segment’s revenues decreased from 61.8% during the fiscal year ended June 30, 2012 to 9.2% during the fiscal year ended June 30, 2013.

Financial Operations and Others. Operating income from our Financial Operations and Others segment dropped by 86.0%, from Ps. 5.7 million during the fiscal year ended on June 30, 2012 to Ps. 0.8 million in income during the fiscal year ended on June 30, 2013. Operating income from our Financial Operations and Others segment as a percentage of this segment’s revenues decreased from 118.8% during the fiscal year ended on June 30, 2012 to 69.7% during the fiscal year ended on June 30, 2013.

Operating income	Operating income for the fiscal years ended on June 30,
	2013	2012
	(in million Ps.)
Shopping Centers	713.7	594.8
Offices and Other Rentals	10.6	6.7
Development and Sale Properties	0.4	19.9
Financial Operations and Others	0.8	5.7
Total Operating income	725.5	627.1

Financial results, net

Financial results, net, increased by 83.1%, from a Ps. 104.5 million loss during the fiscal year ended June 30, 2012 to a Ps. 191.3 million loss during the fiscal year ended June 30, 2013.

Financial results rose by 11.0%, from Ps. 49.6 million in income during the fiscal year ended June 30, 2012 to Ps. 55.0 million in income during the fiscal year ended June 30, 2013. This variation is mainly due to:

(i)	an increase of Ps. 23.4 million in interest income, mainly due to investments in notes, default interest collected from tenants and interest on time deposits, partially offset by:

(ii)	a Ps. 16.0 million decrease in other financial income; and

(iii)	a Ps. 1.9 million decrease in income from exchange differences.

Financial expenses increased by 57.1%, from a Ps. 157.4 million loss during the fiscal year ended June 30, 2012 to a Ps. 247.2 million loss during the fiscal year ended June 30, 2013. This variation is mainly due to:

(i)
an increase of Ps. 55.7 million in loss from exchange differences as a result of the evolution of the US dollar seller exchange rate, which impacts on the negotiable obligations issued in US dollars. The US dollar exchange rate increased 19.0% during this fiscal year, from Ps. 4.527 as of June 30, 2012 to 5.388 as of June 30, 2013;

(ii)
an increase of Ps. 22.4 million in interest expenses, mainly originated in syndicated loans and overdraft facilities obtained from different financial institutions, partially offset by a reduction in interest on negotiable obligations and interest on tax debts;

(iii)	income of Ps. 10.0 million from the repurchase of negotiable obligations;

(iv)	an increase of Ps. 8.6 million in other financial expenses, mainly originated in the debit and credit tax and turnover tax, partially offset by

(v)	an increase in capitalized financial expenses of Ps. 8.8 million.

Other financial results decreased by 74.0%, from Ps. 3.4 million in income during the fiscal year ended June 30, 2012 to Ps. 0.9 million in income during the fiscal year ended June 30, 2013, mainly due to the valuation of certain financial assets at fair value.

Table of Content

Income before income tax

As a result of the factors described, Income before income tax rose slightly by 0.9%, from Ps. 525.1 million in income during the fiscal year ended June 30, 2012 to Ps. 529.7 million in income during the fiscal year ended June 30, 2013.

Income tax

The Income tax charge decreased slightly by 0.4%, from a Ps. 179.4 million loss during the fiscal year ended June 30, 2012 to a Ps. 178.7 million loss during the fiscal year ended June 30, 2013. Given that the Income tax charge was assessed by application of the deferred tax method, we recognized the temporary differences between the book value and the valuation for tax purposes of assets and liabilities and the application of tax loss carry forwards. Thus, the amount shown as Income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

Net income

As a result of the factors described above, our Net Income for the year rose by 1.6%, from Ps. 345.6 million in income during the fiscal year ended June 30, 2012 to Ps. 351.0 million in income during the fiscal year ended June 30, 2013. Income attributable to the controlling company’s shareholders decreased by 0.6%, from Ps. 332.0 million in income during fiscal year 2012 to Ps. 330.1 million in income during fiscal year 2013. Income attributable to our non-controlling interest increased by 54.0%, from Ps. 13.6 million in income during fiscal year 2012 to Ps. 20.9 million during fiscal year 2013, mainly due to higher income obtained by the companies in which we have a controlling majority interest.

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

•	cash generated from operations;

•	cash generated from the issuance of debt securities; and

•	cash from borrowings (including cash from bank loans and overdraft facilities) and financing arrangements. Overdraft facilities are a customary source of financing in the Argentine banking system.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	the acquisition of shopping centers;

•	the development of new shopping centers;

•	the improvement of existing shopping centers;

•	the development of residential properties for sale;

•	working capital needs;

•	the maintenance of cash and other liquid assets to enable us to take advantage of the acquisition and development opportunities as they arise;

•	interest payments and repayments of debt;
•	acquisition of shares in companies; and

•	payments of dividends.

We believe our working capital and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or selective asset sales. For more information about liquidity, see “Item 3 – Key Information - Risk Factors.”

Cash Flow Information

Operating Activities

Fiscal Year 2013. Our operating activities generated net cash of Ps. 654.7 million for the fiscal year ended on June 30, 2013. Net cash generated by operations during the fiscal year ended on June 30, 2013 increased 6.6%, or Ps. 40.8 million, from the fiscal year ended on June 30, 2012, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 903.7 million, mainly comprised of (i) net income of Ps. 351.0 million; (ii) income tax expense of Ps. 178.7 million; (iii) amortization and depreciation of Ps. 129.8 million and (iv) financial results of Ps. 211.3 million; the reduction in operating cash resulting from an increase in trade and other receivables, net of Ps. 100.0 million and income tax paid of Ps. 240.5 million partially offset by a decrease in trade and other payables, net of Ps. 90.5 million.

Fiscal Year 2012. Our operating activities generated net cash of Ps. 613.9 million for the fiscal year ended on June 30, 2012. primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 734.1 million, mainly comprised of (i) net income of Ps. 345.6 million; (ii) income tax expense of Ps. 179.4 million; (iii) amortization and depreciation of Ps. 108.8 million and (iv) financial results of Ps. 125.9 million partially offset by a gain from disposal of sales properties of Ps. 21.6; the reduction in operating cash resulting from an increase in trade and other receivables, net of Ps. 63.5 million and income tax paid of Ps. 156.8 million partially offset by a decrease in trade and other payables, net of Ps. 73.4 million and a decrease in trading properties of Ps. 29.2 million.

Investment Activities

Fiscal Year 2013. The net cash used by investing activities was Ps. 447.2 million for the fiscal year ended on June 30, 2013. The increase in the net cash used in investment activities was primarily due to: (i) development of properties of Ps. 144.2 million; (ii) an increase in financial assets of Ps. 106.6 million; (iii) loans granted to related parties of Ps. 60.4 million; (iv) improvements made to our shopping centers of Ps. 53.3 million; (v) capital contributions in joint ventures of Ps. 32.6 million; (vi) the acquisition of 50% of the capital stock of Entertainment Holdings S.A. of Ps. 25.9 million; (vii) advance payments of Ps. 15.8 million; (viii) the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities of Ps. 7.8 million and (ix) the acquisition of plot of lands of Ps. 1.8 million.

Fiscal Year 2012. The net cash used by investing activities was Ps. 259.5 million for the fiscal year ended on June 30, 2012. The increase in the net cash used in investment activities was primarily due to: (i) an increase in financial assets of Ps. 45.9 million; (ii) the acquisition of 50% of the capital stock of Quality Invest S.A. of Ps. 43.1 million; (iii) the acquisition of plot of lands of Ps. 40.1 million; (iv) loans granted to related parties of Ps. 36.0 million; (v) improvements made to our shopping centers of Ps. 34.8 million; (vi) development of properties of Ps. 23.9 million; (vii) capital contributions in Quality Invest S.A. of Ps. 15.1 million; (viii) advance payments of Ps. 9.4 million; (ix) the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities of Ps. 5.8 million; (x) the acquisition of additional NPSF’s shares of Ps. 2.4 million and (xi) improvements made to our office buildings and other rental properties of Ps. 2.4 million.

Financing Activities

Fiscal Year 2013. The net cash used in financing activities was Ps. 90.8 million for the fiscal year ended on June 30, 2013, primarily due to: (i) payment of cash dividends of Ps. 307.6 million; (ii) repayment of borrowings of Ps. 202.2 million; (iii) interest paid of Ps. 90.1 million; (iv) dividends paid by subsidiaries to non-controlling interests of Ps. 7.9 million; (v) payment of seller financing of Arcos del Gourmet S.A. of Ps. 4.5 million; (vi) payment of seller financing of NPSF of Ps. 6.4 million and (vii) payment of acquisition of non- controlling interest in Arcos del Gourmet S.A. for Ps. 1.7 million partly offset by borrowings obtained of Ps. 524.4 million and capital contribution of non-controlling interests of Ps 5.2 million.

Fiscal Year 2012. The net cash used in financing activities was Ps. 400.2 million for the fiscal year ended on June 30, 2012, primarily due to: (i) payment of cash dividends of Ps. 252.4 million; (ii) repayment of borrowings of Ps. 129.7 million; (iii) interest paid of Ps. 60.0 million; (iv) payment of acquisition of non- controlling interest in Arcos del Gourmet S.A. for Ps. 7.4 million; (v) dividends paid by subsidiaries to non-controlling interests of Ps. 4.3 million; (vi) payment of seller financing of NPSF of Ps. 11.6 million; (vii) payment of seller financing of Arcos del Gourmet S.A. of Ps. 5.2 million; and (viii) payment of seller financing of Soleil Factory of Ps. 4.1 million partly offset by borrowings obtained of Ps. 64.9 million, reimbursement of dividends of Ps. 6.9 million and capital contribution of non-controlling interests of Ps 2.7 million.

Indebtedness

Our total consolidated debt outstanding as of June 30, 2013 was Ps. 1,190.8 million, 55.5% of which was denominated in US Dollars and the remaining 44.5% was denominated in Pesos.

The following table presents a breakdown of our indebtedness as of June 30, 2013 with a breakdown of its main components:

Debt as June 30, 2013
	Currency (in thousands)	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	Average rate %
Financial and Bank Loans
Series I Notes due 2017 (1) (2)	US$	5,499	(332)	(332)	590,132	-	594,967	8%
Banco Provincia de Buenos Aires loan (6)	Ps.	9,625	12,719	6,444	-	-	28,788	15%
Syndicated loans (5)	Ps.	51,005	87,790	87,814	-	-	226,609	15%
Bank overdrafts (7)	Ps.	273,956	-	-	-	-	273,956	-
Finance lease obligations	US$	1,138	1,252	-	-	-	2,390	8%
Total financial and bank loans		341,223	101,429	93,926	590,132	-	1,126,710
Seller financing - Soleil Factory goodwill (3)	US$	3,397	-	-	-	49,327	52,724	5%
Seller financing - Arcos del Gourmet S.A. (4)	US$	11,408	-	-	-	-	11,408	12%
Total debt financed by seller		14,805	-	-	-	49,327	64,132
Total Debt		356,028	101,429	93,926	590,132	49,327	1,190,842

(1)	Includes interest, fees and expenses in connection with the issuance of debt to accrue
(2)	Net of repurchased Notes
(3)	Seller financing Soleil Factory (investment property) = Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017.
(4)	Seller financing Arcos del Gourmet S.A. (intangible assets) = Unsecured financing of US$ 1 million plus a variable amount of up to a maximum of US$ 3.5 million.
(5)
On November 16, 2012, we subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 we subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario.

(6)	On December 12, 2012, we subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013.
(7)	Granted by diverse financial institutions. They accrue interest rates ranging from 15% to 19% annually, and are due within a maximum term of 3 months from the closing date of each fiscal year.

Table of Content

Convertible Notes

On July 19, 2002, we issued US$50.0 million unsecured Convertible Notes into our capital stock. The proceeds from the Convertible Notes were used to settle short-term bank loans for the sum of Ps.27.3 million, and to redeem secured corporate notes issued by us for a principal amount of Ps.52.8 million. The Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps.0.10 per share. The exchange rate per U.S. Dollar is Ps.3.08642 or the result obtained from dividing the exchange rate effective at the exchange date by the par value of our common shares, whichever is lower. The original maturity date was stated for July 19, 2006, but at a special noteholders’ meeting held on May 2, 2006, approved the extension of the maturity date to July 19, 2014, the other terms and conditions of the Convertible Notes remained unchanged. During the fiscal years 2003, 2004, 2005, 2006, 2007, 2011, 2012 and 2013 the holders of approximately US$18.26 million of our Convertible Notes exercised their conversion rights; therefore, we issued 4,829,745, 22,852,514; 52,741,373; 1,539,000, 101,582, 477,544,197, 277,777 and 254,320 common shares, respectively. As of June 30, 2013 we have repurchased the total of our Convertible Notes US$31.7 million.

Series I and II Notes

On May 11, 2007, we issued two new Series of non-convertible Notes totaling US$ 170 million under the framework of our Global Note Program for a principal amount of US$ 200 million.

Series I was issued of US$ 120 million and, are due on May 11, 2017, bearing interest at a fixed interest rate of 7.875% payable semi-annually on May 11 and November 11 each year starting on November 11, 2007. The principal amount of this Series is due in a single installment at maturity.

Series II was issued of Ps. 154.0 million (equivalent to US$ 50 million) and, was due on June 11, 2012, bearing interest at a fixed interest rate of 11% payable semi-annually on June 11 and December 11 each year starting on December 11, 2007. The Series II was duly cancelled on its maturity date.

Purchase of Series I Notes

During fiscal year 2009, we acquired US$ 5.0 million nominal value of our Series I. The weighted-average price paid was US$ 0.3978 for a total of US$ 2.0 million. During fiscal year 2011, we purchased our Series I fixed interest rate Notes due June 2017 in an amount equivalent to US$ 5.0 million (nominal value). In this case, the price was US$ 1.0201 for a total of US$ 5.1 million. As of June 30, 2013, our holdings of Series I Notes amounted to US$ 10.0 million in terms of nominal value.

Capital Expenditures

Fiscal year 2013

For the fiscal year ended June 30, 2013, we invested Ps. 222.9 million in capital expenditures: (i) Ps. 144.2 million were related to the development of properties, corresponding Ps. 117.9 million to “Arcos” project and Ps. 26.3 million to Shopping Neuquén project; (ii) Ps. 53.3 million were allocated to improvements made to our shopping centers; (iii) Ps. 15.8 million were related to suppliers advances; (iv) Ps. 7.8 million were allocated to the acquisition of furniture and fixtures, machinery and equipment, and other buildings and facilities; (v) Ps. 1.8 million were related to the acquisition of plots of lands.

Fiscal year 2012

For the fiscal year ended June 30, 2012, we invested Ps. 116.4 million in capital expenditures: (i) Ps. 40.1 million were related to the acquisition of plots of lands; (ii) Ps. 34.8 million were allocated to improvements made to our shopping centers; (iii) Ps. 23.9 million were related to the development of properties, corresponding Ps. 18.4 million to “Arcos” project and Ps. 5.5 million to Shopping Neuquén project; (iv) Ps. 9.4 million were allocated to suppliers advances; (v) Ps. 5.8 million were related to the acquisition of furniture and fixtures, machinery and equipment, and other buildings and facilities; (vi) Ps. 2.4 million were allocated to improvements made to our office buildings and other rental properties.

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

D. Trend Information

Development and Perspectives of Shopping Centers in Argentina

International Outlook

As reported by the IMF in its “World Economic Outlook” (“WEO”), the world’s recovery, which until now had been a two-speed trend, is now a three-speed trend: whilst the developing economies grow at a pace expected to attain an annualized 6%, developed economies will grow at values a bit in excess of 2% though showing a bifurcation between growth in the US, which has been at an annualized 2% pace, and growth in the Euro Zone, which has reached the end of the year with virtually nil growth rates.

According to forecasts, it will not be until 2014 that such region will grow by less than 1% as slow progress is being made in the reforms required to resume the road to growth.

Growth trends in emerging markets have been similar to those posted last year, with India and Brazil having returned to the growth path offset by lesser growth in Russia and China and showing stabilization in growth at a bit less than 8%. The expectation is that this will have a slightly adverse impact on the price of commodities.

During 2011, financial markets exhibited a somber outlook that seemed to recover a little in 2012. The MSCI World index (representative of developed markets) fell during 2011 and showed strong recovery in 2012 and in the year 2013 to date, the earnings heard of are in the region of 12.8%. The yields in the MSCI Emerging Markets index were negative during 2011 and last year they showed a slight offset. In the year 2013 to date, however, yields were far from encouraging. In line with this, the indices in the world’s largest stock exchanges performed poorly during 2011, except for the S&P500, which followed through the year almost without movement. A recovery was seen during 2012 and it was maintained at different speeds. These trends continued in 2013.

The Argentine Economy

Argentina is expected to grow by 3% on average in 2013-14 mainly thanks to the growth projected for Brazil for this period.

Private consumption continues to be the driver of economic activity. Household expenditure increases in tandem with household nominal income. According to data from INDEC, the salary variation ratio increased by 24.3% in May 2013 compared to the figure recorded in May 2012.

The Shopping Centers sector behaved in a similar way. Based on the information released by INDEC, sales recorded a cumulative increase of 23.8% for the 12 months to June 2013 compared to the same period of 2012, boosted by the improvements in household nominal income.

Although forecasts for 2013 predict a contraction in the growth of activity due to the international context, employment and salary evolution levels are expected to remain firm, which augurs well for the Company’s business in so far as consumption and the purchasing power of the population are the main propellers of our Shopping Centers’ sales.

E. Off-Balance Sheet Arrangements

As of June 30, 2013, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of June 30, 2013, which consist of loans, bonds, and development obligations and agreements to purchase real estate. The table does not include deferred income tax liability obligations under operating leases, assignment of credits payable, other accounts payable or costs to be incurred on the units not yet sold.

	Payments due by period (thousands of Ps.)
	Less than 1 year	1-2 years	2-3 years	3-4 years	More than 4 years	Total
Trade and other payables	305,480	59,770	28,717	28,767	14,744	437,478
Borrowings (except Finance lease obligations) (1)	712,981	125,888	109,774	585,804	-	1,534,447
Finance lease obligations	1,138	1,252	-	-	-	2,390
Total	1,019,599	186,910	138,491	614,571	14,744	1,974,315

(1)	Net of repurchased Notes. Includes interest payment.

Table of Content

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

As of the date of this Annual Report, our Board of Directors is comprised of ten directors and seven alternate directors.

The table below contains certain information relating to our directors and alternate directors:

Name	Date of birth	Office held	Date of appointment to the current office	Term in office expires in	Office held since
Eduardo Sergio Elsztain	01/26/1960	Chairman	2009	2015	1994
Saúl Zang	12/30/1945	First Vice-Chairman	2009	2015	2003
Alejandro Gustavo Elsztain	03/31/1966	Executive vice-Chairman	2009	2015	2003
Daniel Ricardo Elsztain	12/22/1972	Regular director	2009	2015	2004
Abraham Perelman	04/04/1941	Regular director	2009	2015	2003
Fernando Adrián Elsztain	01/04/1961	Regular director	2009	2015	1998
Leonardo Fabricio Fernández	06/30/1967	Regular director	2009	2015	2007
Enrique Antonini	03/16/1950	Regular director	2009	2015	2007
Gastón Armando Lernoud	06/04/1968	Regular director	2010	2015	2010
Andrés Feire	01/14/1972	Regular director	2012	2015	2011
David Alberto Perednik	11/15/1957	Alternate director	2012	2015	2010
Juan Manuel Quintana	02/11/1966	Alternate director	2009	2015	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate director	2009	2015	2006
Marcos Oscar Barylka	06/29/1945	Alternate director	2009	2015	2006
Salvador Darío Bergel	04/17/1932	Alternate director	2009	2015	2006
Mauricio Wior	10/23/1956	Alternate director	2009	2015	2006
Gabriel Adolfo Gregorio Reznik	11/18/1958	Alternate director	2009	2015	2004

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA Inversiones y Representaciones S.A., Cresud S.A.C.I.F. y A., Arcos del Gourmet S.A., Consultores Assets Management S.A., BACS Banco de Crédito & Securitización S.A, Banco Hipotecario S.A., Tarshop S.A. and BrasilAgro, among other companies. He is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain’s and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm. He is also Vice-chairman of IRSA Inversiones y Representaciones S.A. and Cresud S.A.C.I.F. y A., Arcos del Gourmet S.A., and Cactus Argentina S.A., among other companies. He is also director of Banco Hipotecario S.A., Nuevas Fronteras S.A., BrasilAgro, Tarshop S.A., BACS Banco de Crédito y Securitización S.A. and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires. He is Chairman of Fibesa S.A. and Cactus Argentina, among others. He is currently Second Vice-chairman of IRSA Inversiones y Representaciones S.A., and Cresud S.A.C.I.F. y A., Vice-chairman of Nuevas Fronteras S.A. and Hoteles Argentinos S.A. Alejandro Gustavo Elsztain is brother of our Chairman, Eduardo Sergio Elsztain and of our director, Daniel Ricardo Elsztain. He is also Fernando Adrián Elsztain’s cousin.

Daniel Ricardo Elsztain. Mr. Elsztain obtained a degree in economic sciences at Torcuato Di Tella University and has a master’s degree in business administration. He is also Chairman of Emprendimiento Recoleta S.A., and director of IRSA Inversiones y Representaciones S.A., Cresud S.A.C.I.F. y A., Supertel Hospitality Inc.,and Arcos del Gourmet S.A., among other companies. He has been our commercial director since 1998. He is Mr. Eduardo Sergio Elsztain’s and Alejandro Gustavo Elsztain’s brother and Fernando Adrian Elsztain’s cousin.

Abraham Perelman. Mr. Perelman studied economic sciences at University of Buenos Aires. For the past thirty years he has been a member of the board of directors of several companies in areas such as communications, electronics, aviation, farm technology, public services and art. He was also the Chairman of ISREX Argentina S.A.

Fernando Adrián Elsztain. Mr. Elsztain studied Architecture at University of Buenos Aires. He has been engaged in the real estate business as consultant and as managing officer of a real estate agency. He is Chairman of the Board of Directors of Inversora Bolívar S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also director of IRSA Inversiones y Representaciones S.A.Cresud S.A.C.I.F. y A.,, Hoteles Argentinos S.A., among other companies. He is the cousin of our Chairman, Eduardo S. Elsztain and our directors, Alejandro G. Elsztain and Daniel R. Elsztain.

Leonardo Fabricio Fernández. Mr. Fernández obtained a degree in law at University of Buenos Aires. He serves as an Alternate Director on the board of directors of Disco S.A. and Transportadora de Gas del Norte S.A.

Enrique Antonini. Mr. Antonini holds a degree in law from University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992) and Mariva Bursátil S.A. (since 1997). He has also served as a member of the board of directors of IRSA from 1993 to 2002 and he is currently Alternate Director. He is a member of the Banking Lawyers Committee (Comité de Abogados Bancarios) and the International Bar Association.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad de El Salvador) in 1993. He attended to a master in corporate law at the Palermo University (Universidad de Palermo) in 1996, he is also director of Fibesa S.A., and Inversora Bolívar S.A., among other companies. He has been a senior associate member of Zang, Bergel & Viñes Law Firm until June 2002, and then he entered Cresud as a senior manager.

David Alberto Perednik. Mr. Perednik obtained a degree as a public accountant from University of Buenos Aires. He has worked for various companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs, where he acted as finance manager from 1986 to 1997. He is also director of Cresud S.A.C.I.F. y A., and Emprendimiento Recoleta S.A., among other companies. He also worked as a senior consultant in the administration and systems department of Deloitte & Touche from 1983 until 1986. He is also administrative manager of IRSA and Cresud.

Andrés Feire. Mr. Feire obtained a degree in Economics with magna cum laude honors at University of San Andrés in Buenos Aires, Argentina and he is OPM (33) from Harvard Business School. He is both a business and social entrepreneur. After starting his career at Procter & Gamble, Mr. Feire co-founded and chaired Officenet (purchased by Staples in 2004), and he also co-founded Axialent, where he currently is Chairman of the Board of Directors. He is Chairman of Endeavor Foundation in Argentina, Chairman of the Young Presidents’ Organization (Organización de Presidentes Jóvenes- YPO) in Argentina and also member of the board of directors of the Management Committee of Global Young Leaders of The World Economic Forum (Comité de Dirección de los Jóvenes Líderes Globales del Foro Económico Mundial) and member of the Latin American Global Board of The World Economic Forum. He was participated as members of investors and/or the Board of Directors in new companies, including Wanako, Coffice Reed Argentina, Restorando, The Mind Company, Estrella Limited, Parque Austral. He was awarded the following prizes: “Latin American Entrepreneur of the Year” in 2000 by Endeavor Foundation, “Latin American businessman of the year” in 2001 by Endeavor Foundation and “World Winner of Young Businessmen” in 2002. In 2008, he was also appointed one of the 100 “Global Young Leaders of the world” by The World Economic Forum in Davos, Switzerland.

Juan Manuel Quintana. Mr. Quintana obtained a law degree at University of Buenos Aires. He is a partner at Zang, Bergel & Viñes Law Firm. In addition, he serves as Alternate Director of Nuevas Fronteras S.A. and Emprendimiento Recoleta, among other companies.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from Argentina’s Catholic University where he teaches Commercial Law and Contract Law. He also lectures on Corporate Law, the Law of Contracts and Capital Markets for post-graduate programs. He is a member of the Legal Advisory Committee of Cámara de Sociedades Anónimas as well as Vice President of the Antitrust Law Committee of the Buenos Aires Bar Association (Colegio de Abogados de la Ciudad de Buenos Aires). He is a partner at Zang, Bergel & Viñes Law Firm and a member of the board of directors of Emprendimiento Recoleta, Nuevas Fronteras S.A., Banco Hipotecario S.A. and Austral Gold Limited, among other companies.

Table of Content

Marcos Oscar Barylka. Mr. Barylka obtained a degree in commercial activities from the Gral. San Martín School. Mr. Oscar Barylka has been involved in the retail and the gastronomy industries for over 35 years, having served as partner, manager and consultant for several companies. Since 2006, Mr. Barylka serves as Secretary of the Pele Ioetz Foundation, which provides support to families suffering economic and social problems in Argentina.

Salvador Dario Bergel. Mr. Bergel obtained a law degree and a PhD. from Universidad del Litoral. He is a founding partner of Zang, Bergel & Viñes Law Firm and a consultant at Repsol YPF S.A. He also serves as an alternate director of Cresud S.A.C.I.F. y A..

Mauricio Wior. Mr. Wior obtained a master´s degree in finance, as well as a bachelor’s degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a member of the board of directors of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth where he was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); American Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas latinoamericanas (FIEL) and Tzedaka.

Gabriel Adolfo Gregorio Reznik. Mr. Reznik obtained a degree in civil engineering from University of Buenos Aires. He worked for IRSA from 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is Director of Emprendimiento Recoleta, Puerto Retiro S.A., and member of the board of directors of Banco Hipotecario, among others.

Employment Contracts With Our Directors

We have not entered into employment contracts with our directors. However, Alejandro G. Elsztain, Fernando A. Elsztain, Daniel R. Elsztain and David Alberto Perednik are employed by us under the Labor Contract Law No. 20,744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, minimum age requirements, protection of workers and suspension and termination of the contract.

Executive Committee

In conformity with our by-laws, the aspects related to the organization of the decision-making process are the responsibility of an Executive Committee made up by four directors, including our chairman and vice chairman. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, Daniel Elsztain and Fernando A. Elsztain.

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

Our Annual and Special Shareholders’ Meeting held on October 31, 2011 ratified the resolutions approved by the meeting held on October 29, 2010, which resolved the payment to our management of an incentive plan by means of a bonus in the amount of up to 1% our stock capital. In addition, the shareholders at such Meeting delegated in the Board of Directors the power to decide on the creation, manner, conditions, time and payment of such bonus. As of the date hereof, our Board of Directors has not yet expressed an opinion in connection therewith.

The following chart shows information about our current senior management:

Name	Date of birth	Position	Current position held since
Alejandro Gustavo Elsztain	03/31/1966	Chief Executive Officer	2002
Daniel Ricardo Elsztain	12/22/1972	Chief Operating Officer	2011
Matías Gaivironsky	02/23/1976	Chief Financial Officer	2011
David Alberto Perednik	11/15/1957	Chief Administrative Office	2002
Juan José Martinucci	01/31/1972	Chief Commercial Officer	2013

The following is a brief description of each of our managers who are not directors:

Matías Gaivironsky. Matías Gaivironsky obtained a degree in business administration from the University of Buenos Aires. He has a master degree in Finance from CEMA University. Since 1997 he has served in different positions at our Company, Cresud S.A.C.I.F. y A., and IRSA Inversiones y Representaciones and, and he was appointed Chief Financial Officer in December 2011. Formerly, in 2008, he acted as Chief Financial Officer of Tarshop.

Juan José Martinucci. Juan José Martinucci obtained a degree in Business Sciences from Fundación de Altos Estudios, where he graduated as Specialized Technician in Strategical Communication. Later on, he attended the Management Development Program at IAE Business School. Mr. Martinucci has more than 20 years at the Company, in which has served in different managerial positions, from center manager in Alto Palermo Shopping to his latest position as shopping center regional manager for 5 years. Since the beginning of 2013, he serves as Chief Commercial Officer of the Company.

Supervisory Committee

Our Supervisory Committee is responsible for reviewing and supervising our administration and affairs. In addition, it verifies compliance with our by-laws and the resolutions adopted at shareholders’ meetings. The members of the Supervisory Committee are appointed at our Annual General Ordinary shareholders’ meeting for a one-year term. The Supervisory Committee is composed of three members and three alternate members.

The following table sets forth information about the members of our Supervisory Committee who were elected at the Annual General Ordinary Shareholders’ Meeting held on October 31, 2012. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name and position	Date of birth	Office in Alto Palermo	Current office held since
José Daniel Abelovich	07/20/1956	Regular member	2005
Marcelo Héctor Fuxman	11/30/1955	Regular member	2010
Noemí Ivonne Cohn	05/20/1959	Regular member	2010
Sergio Leonardo Kolaczyk	11/28/1964	Alternate member	2011
Roberto Daniel Murmis	04/07/1959	Alternate member	2010
Alicia Graciela Rigueira	12/2/1951	Alternate member	2010

Set forth below is a brief biographical description of each member of the Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. a firm member of Nexia International, an accounting firm in Argentina. Formerly, he was manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the Supervisory Committees of Cresud S.A.C.I.F. y A., IRSA Inversiones y Representaciones S.A., Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario S.A..

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a firm member of Nexia International, an accounting firm in Argentina. He is also member, among others, of the Supervisory Committees of Cresud S.A.C.I.F. y A., IRSA Inversiones y Representaciones S.A., Inversora Bolívar and Banco Hipotecario S.A..

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina, where she works in the audit area. Mrs. Cohn worked in the audit area of Harteneck, Lopez y Cía., Coopers & Lybrand in Argentina and Los Angeles, California. Mrs. Cohn is a member, among others, of the Supervisory Committees of Cresud S.A.C.I.F. y A. and IRSA Inversiones y Representaciones S.A..

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from University of Buenos Aires. He serves at Abelovich, Polano & Asociados S.R.L./Nexia International. He is also an alternate member of the Supervisory Committees of Cresud S.A.C.I.F. y A. and IRSA Inversiones y Representaciones S.A., among other companies.

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from Buenos Aires University. He is a partner at Abelovich, Polano & Asociados S.R.L, a firm member of Nexia International. He formerly served as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Furthermore, he is a member of the Supervisory Committees of Cresud S.A.C.I.F. y A., IRSA Inversiones y Representaciones S.A., Futuros y Opciones S.A. and Llao Llao Resorts S.A., among other companies.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the Buenos Aires University. Since 1998, she has been a manager at Estudio Abelovich, Polano & Asociados S.R.L., a firm member of Nexia International. From 1974 to 1998, Mrs. Rigueira served in different positions at Harteneck, Lopez y Cía., affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of the Lomas de Zamora University (Universidad de Lomas de Zamora).

Table of Content

Audit Committee

In accordance the Capital Markets law No. 26,831 and the regulations of the Comisión Nacional de Valores enacted by Resolution No. 622/2013 (the “CNV Rules”), our board of directors has established an Audit Committee, whose main mission is to assist the board of directors in exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, disclosure of accounting and financial information, management of our business risks, internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and the external auditors. The Audit Committee may, at the request of the Board, render an opinion as to whether transactions between related parties involving relevant amounts can be reasonably considered to have been agreed in arm’s length conditions. In accordance with the applicable rules our Audit Committee must hold sessions at least once per quarter.

Pursuant to the Capital Markets law No. 26,831 and the CNV Rules, our Audit Committee is comprised by three independent directors, which is also in compliance with the requirements laid down by the SEC.

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

B. Compensation

Members of the Board of Directors and Executive Committee

The Argentine Companies Law establishes that if the compensation of the members of the board of directors is not established in our bylaws, the shareholders’ meeting should determine it. The maximum amount of total compensation of the members of the board of directors, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of our earnings. That amount should be limited to 5% when there are no dividends distributions, and will be increased proportionally to the distribution until reaching the limit of 25% set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and Supervisory Committee compensation shall not be taken into account.

Nevertheless when one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to the Argentine Companies Law, and taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered by the shareholders meeting.

It is to be noted that we do not enter into contracts of employment with our directors. Neither do we carry stock option plans or any other compensation system for the board members other than the one described above.

At our annual ordinary shareholders meeting held on October 31, 2012, the shareholders agreed to pay an aggregate compensation of Ps. 35,627,581 to the members of the board of directors for the fiscal year ended June 30, 2012. At the end of this fiscal year, these amounts had been fully paid.

Supervisory Committee

The shareholders’ meeting held on October 31, 2012, approved by a majority vote not to pay any compensation to our Supervisory Committee.

Senior Management

Our senior managers are paid a fixed amount that is determined on the basis of their experience, competencies and background. Senior management is also paid an annual bonus that varies depending on the performance of each individual and on the results of our operations.

For the year ended June 30, 2013, our senior management (including Directors) was paid a total of Ps. 13.0 million.

As of June 30, 2013 we had a total of Ps. 0.1 million earmarked as pension, retirement and/or similar benefits for our directors and the members of our executive committee, supervisory committee and Audit Committee.

Audit Committee

The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Capitalization Plan

We have a defined contribution plan covering our key managers in Argentina. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 4.0 million, Ps. 0.7 million and Ps. 1.5 million for the years ended June 30, 2013, June 30, 2012 and June 30, 2011, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

1.	ordinary retirement in accordance with applicable labor regulations;

2.	total or permanent incapacity or disability; and

3.	death.

In case of resignation or unjustified termination, the manager may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

Incentive Plan  for Managers

Our Shareholders’ Meetings, held on October 31, 2011, and May 23, 2012, ratified the resolutions achieved in connection with the implementation of the allocation of an amount equal to 1% of our outstanding capital, which shall be equal to Ps. 9,069,530, to be implemented through an incentive plan addressed to certain of our employees, and the delegated powers to our Board of Directors for the formation of a special purpose vehicle and to implement such plan, among other situations. In accordance with the new Capital Markets law (as defined below), it is required that all of the incentive plans for managers related to shares should be approved by the Comisión Nacional de Valores.

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

Audit Committee

In accordance with Capital Markets law (as defined below), and the CNV Rules, our board of directors established an audit committee. The primary function of our Audit Committee is to assist our board of directors in performing its duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issuance of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, the audit committee may be requested by our board of directors to report if the conditions of a related party transaction may be reasonably considered adequate according to normal market conditions. Our Audit Commitee must hold sessions at least once per quarter according to the applicable laws.

On November 7, 2007, our board of directors appointed Abraham Perelman, Enrique Antonini and Leonardo Fernández, all of them independent board members, as members of the audit committee. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the U.S. Securities Exchange Act of 1934.

Compensation Committee

There is no compensation committee.

D. Employees

As of June 30, 2013, we had 787 employees. Shopping center employees are represented by the Commerce Union and approximately 56% of total workers are under commerce collective labor agreements. We have not experienced a strike or significant work stoppage in the last ten years and we consider relations with our employees are good. We subcontract to third parties the construction of our development projects and the provision of security, maintenance and cleaning services for our shopping centers through a bidding process.

Table of Content

The following table shows the number of our employees as of the dates indicated:

	As of June 30,
	2011	2012	2013
Alto Palermo S.A. (APSA) (1)	645	643	624
Emprendimiento Recoleta	41	41	38
Fibesa	29	27	27
Panamerican Mall S.A. (2)	94	92	78
Arcos del Gourmet S.A. (3)	2	1	4
NPSF	-	16	16
Total	811	820	787

(1)	In January 2010, we assigned corporate employees to Cresud under the Share Corporate Service Agreement. For more information, please see “Related Party Transactions” in this annual report.
(2)	We obtained a controlling interest in this subsidiary during fiscal year ended June 30, 2008.
(3)	In November 2009 we aquired 80% of of Arcos Gourmet S.A.

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2013.

		Share Ownership				Convertible notes ownership
Name	Position	Amount		Percentage		Amount
		(in thousands)				(in thousands) (2)
Directors
Eduardo Sergio Elsztain	Chairman	1,205,765	(1)	95.7	% (1)	-
Saúl Zang	Vice Chairman	-		-		-
Alejandro Gustavo Elsztain	Executive Vice Chairman / Chief General Officer	1,615		0.1%		-
Daniel Ricardo Elsztain	Director	102		0.0%		-
Abraham Perelman	Director	-		-		-
Fernando Adrián Elsztain	Director	-		-		-
Leonardo Fabricio Fernández	Director	-		-		-
Enrique Antonini	Director	-		-		-
Gastón Armando Lernoud	Director	16		0.0%		-
Andrés Freire	Director	-		-		-
David Alberto Perednik	Alternate Director / Chief Administrative Officer	19		0.0%		-
Pablo Daniel Vergara del Carril	Alternate Director	30		0.0%		-
Marcos Oscar Barylka	Alternate Director	-		-		-
Salvador Darío Bergel	Alternate Director	-		-		-
Mauricio Wior	Alternate Director	-		-		-
Gabriel A.G. Reznik	Alternate Director	-		-		-
Juan Manuel Quintana	Alternate Director	-		-		-
Senior Management
Matias Gaivironsky	Chief Financial Officer	9		0.0%		-
Juan José Martinucci	Chief Commercial Officer	33		0.0%		-
Supervisory Committee
José Daniel Abelovich	Member	-		-		-
Marcelo Héctor Fuxman	Member	-		-		-
Noemi Cohn	Member	-		-		-
Sergio Leonardo Kolaczyk	Alternate Member	-		-		-
Roberto Daniel Murmis	Alternate Member	-		-		-
Alicia Graciela Rigueira	Alternate Member	-		-		-

(1)
Mr. Eduardo S. Elsztain, chairman of our board of directors, is the beneficial owner of 191,903,527 common shares and 84,591,744 warrants of Cresud representing 39.3% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud as of June 30, 2013 owns 65.45% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 66.1% of IRSA’s shares (includes (i) 378,753,404 common shares beneficially owned by Cresud, (ii) 3,467,920 common shares beneficially owned by Inversiones Financieras del Sur S.A., and (iii) 900 common shares owned directly by Mr. Elsztain). Furthermore IRSA currently owns 95.7% of our shares. Therefore, if Mr. Elsztain were considered the beneficial owner of 66.1% of IRSA, he would be the beneficial owner of 95.7% of our shares through IRSA.

(2)	As of June 30, 2013, all of our 10% Convertible Notes due 2014 were repurchased.

Option Ownership

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our Capital Stock

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, shares or securities, other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers. For more information please see the aforementioned section.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership, as of June 30, 2013

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the Social Security National Agency and all our directors and officers as a group, as of the date of this annual report.

	Share Ownership
	Number of shares	Actual Percentage (1)
	(in thousands)
IRSA	1,205,765	95.7%
Directors and officers excluding Eduardo Sergio Elsztain (2)	1,824	0.1%
National Social Security Agency ("ANSES")	17,393	1.4%
Total	1,224,982	97,2%

(1)	Figures may not sum due to rounding.

(2)	Includes only direct ownership of our directors and senior management, other than Eduardo Sergio Elsztain. Information as of June 30, 2013.

Through its ownership of our common stock, IRSA currently has voting control over us and has the power to direct or influence the direction of our management and policies. IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s shares are listed and traded on the Bolsa de Comercio de Buenos Aires and the NYSE.

Cresud currently owns 65.45% of IRSA’s common shares. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s shares are listed and traded on the Bolsa de Comercio de Buenos Aires and on the NASDAQ.

Mr. Eduardo S. Elsztain, chairman of our board of directors, is the beneficial owner of 191,903,527 common shares of Cresud representing 39.3% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud as of June 30, 2013 owns 65.45% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 66.1% of IRSA’s shares (includes (i) 378,753,404 common shares beneficially owned by Cresud, (ii) 3,467,920 common shares beneficially owned by Inversiones Financieras del Sur S.A., and (iii) 900 common shares owned directly by Mr. Elsztain). Furthermore, IRSA currently owns 95.7% of our shares. Therefore, if Mr. Elsztain were considered the beneficial owner of 66.1% of IRSA, he would be the beneficial owner of 95.7% of our shares through IRSA.

Changes in Share Ownership

	Share Ownership as of June 30,
Shareholder	2013	2012	2011	2010	2009
IRSA	95.7%	95.6%	94.9%	63.3%	63.3%
Parque Arauco	-	-	-	29.6%	29.6%
Directors and officers	0.1%	0.1%	0.1%	0.2%	0.2%
National Social Security Agency ("ANSES")	1.4%	1.4%	1.4%	2.2%	0.2%

Table of Content

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2013, we had common shares 1,260,140,508 issued and outstanding of which 1,187,265,948 (or 94.2%) were held in Argentina. As of June 30, 2013, we had 1,821,864 ADS outstanding (representing 72,874,560 of our common shares, or 5.8% of all of our common shares).

On July 19, 2002 we issued US$ 50.0 million of Convertible Notes, which are convertible into our common stock at a conversion ratio of US$ 0.324 principal amount of Convertible Notes per common share, as long as the exchange rate remains below Ps. 3.09 per each dollar. Our Convertible Notes will mature on July 19, 2014 and are convertible during the period from August 28, 2002 to July 19, 2014. Of the US$ 50.0 million of Convertible Notes that we issued, our principal shareholder IRSA subscribed for US$ 31.7 million. As of June 30, 2013 we have repurchased the total of our Convertible Notes for US$31.7 million.

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

Lease of our Headquarters

Our headquarters are located on the 21st floor and half of 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters and parking lot spaces from IRSA, pursuant to two lease agreements, the first one regarding our headquarters and fifteen parking lot spaces and the second one for our subsidiary Fibesa’s headquarters and another five parking lot spaces. Both agreements had an initial duration of 36 months with an optional extension of 36 additional months. On September 27, 2011, parties agreed on the extension of these leases, and as a result the agreements expired on October 31st, 2011. The aforementioned agreement was further renewed by parties with effect as from November 1st 2011, which will expire on October 31, 2014. Under the first agreement we paid a monthly rent of US$ 5,958 for the 21nd floor and US$ 2,979 for half of the 23 rd floor and under the second agreement, we pay a monthly rent of US$ 23,234 and US$ 11,617 respectively, with the first two months free.

We had also leased the entire 4th floor of the Intercontinental Plaza Tower from IRSA for headquarters and eight parking lot spaces. The agreement, effective as from October 2007, had an initial duration of 36 months and we paid a monthly rent of US$ 19,750. This agreement was also renewed; effective from October 1st, 2010 and expiring on September 30th, 2013. We pay a monthly rent of US$ 20,200 per month. On August 9, 2012, all the referred spaces have been restituted to IRSA.

As of January 2008, we leased one third of the 2nd floor of the Intercontinental Plaza Tower from IRSA. The agreement, effective as from March 2008, had an initial duration of 36 months. We paid a monthly rent of US$ 6,583 for the agreement. On April 14, 2011, APSA and IRSA entered into a new lease agreement, for headquarters and five parking lot spaces, effective as from January 5, 2011, with expiration on January 4, 2014. We pay a monthly rent of US$ 13,464, US$ 6,732 each.

In June 2009, we leased the 24th floor of the Intercontinental Plaza Tower from IRSA pursuant to a lease agreement related to such floor and to eight parking lot spaces. This agreement, effective from September 1st, 2008, until August 31, 2011, had duration of 36 months. We paid a monthly rent of US$ 7,745.

Effective as from September 1, 2011 we rent together with Cresud the 24th floor and 6 parking spaces of the Intercontinental Plaza Tower to IRSA for a monthly rent of US$ 15,490, US$ 7,745 each. This agreement will expire in August 2014.

Lease of our Chairman’s offices

Our Chairman’s offices are located at Bolívar 108 1st floor, City of Buenos Aires. We have leased this property from Isaac Elsztain e Hijos S.C.A., a company controlled by certain relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our Directors, and certain of his relatives. A lease agreement was executed among us, IRSA, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease has a term of 120 months and monthly rent of US$ 9,500. Therefore each must pay one third of such amount, US$ 3,167 each.

Agreement for the Exchange of Corporate Services with Cresud and IRSA

Considering that each of our Company, IRSA and Cresud have operating areas which are somewhat similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004, we, IRSA and Cresud entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, July 11, 2011, and October 15, 2012.

The agreement for the exchange of corporate services among IRSA, Cresud and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, administration and control, insurance, errands, running service, safety contracts, technical, infrastructure and services, purchases, architecture and design and development and works department, audit and control, Board of Directors, General Management department, public affairs, real estate, hotels and tourism and risks and processes.

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

On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase in Cresud’s equity interest in us. Cresud´s board of directors has deemed it convenient and advisable for this simplification to transfer the employment agreements of our and IRSA´s corporate employees to Cresud. Effective January 1, 2010, the labor costs of those employees will be transferred to Cresud’s payroll, and they will render services to us and IRSA, which services will continue to be distributed in accordance with the terms of the agreement for the exchange of corporate services, as amended.

 In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by us with IRSA and Cresud.

In spite of the above, we, Cresud and IRSA continue to be independent as regards the execution of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement in the manner provided in FACPCE Technical Resolution No. 12. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Mr. Abraham Perelman has been appointed as individual responsible person on our behalf, a member of the Audit Committee.

Negotiation between Apsamedia (formerly known as Metroshop) and Tarshop

On January 13, 2011, Apsamedia made two offers to Tarshop, which Tarshop accepted, to transfer the following assets to Tarshop:

(i)
receivables from consumption transactions carried out through December 31, 2010 that are performing or in default for not more than 60 days (both those in Metroshop’s own portfolio and those assigned to Fideicomiso Financiero Metroshop Serie XV);

(ii)	credit card issuance agreements whose customers did not have, as of December 31, 2010, a default for over 60 days in complying with their obligations;

(iii)	all credit card customers or accounts and consumer loans;

(iv)	lease agreements for certain branches and the related property; and

(v)	labor agreements for payroll personnel.

Table of Content

On July 20, 2011, the Extraordinary General Shareholders Meeting of Metroshop S.A. unanimously approved the change of its corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. Metroshop S.A. will continue providing its services, which have been broadened in scope to the following areas:

(i)	Consumer credit marketing and financing

(ii)	Issuance and marketing of credit cards.

(iii)	Performance of any type of agency and representation.

(iv)	Management of administrative, advertising and commercial activities.

Such amendments were registered with the Public Registry of Commerce on August 29, 2011 under number 17,795.

Loans from our Major Shareholders

Our Convertible Notes originally matured on July 19, 2006. But a meeting of noteholders resolved to extend the maturity date of such Convertible Notes through July 19, 2014, the remaining terms and conditions remain unchanged. The Convertible Notes accrue interest (payable semi-annually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into shares of our common stock, par value of Ps. 0.10. The conversion rate per U.S. Dollar is the lesser of Ps. 3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares. As of June 30, 2013, IRSA owned 95.7% of our common shares.

On January 14, 2013, IRSA accepted the repurchase offer submitted by us for an amount face value of US$ 31.7 million, for a total price of US$ 35.4 million. On January 15, 2013, we paid to IRSA the amount of Ps. 175.2 million. As of June 30, 2013, we have repurchased the total of our Convertible Notes US$31.7 million.

Loan agreements with Banco Hipotecario.

As of June 30, 2013 we have loans from Banco Hipotecario for a total amount of approximately Ps. 61.0 million with an average interest rate of 15.4%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

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

Moreover, on November 29, 2005, our shareholders approved the execution of an agreement granting Fundación Museo de los Niños, the free right to use approximately 2,670.11 square meters of constructed area at Shopping Rosario for a 30-year period.

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

During the fiscal year ended June 30, 2011, we donated Ps. 0.2 millon, for the fiscal year ended June 30, 2012, we donated Ps. 0.7 million and for the fiscal year ended June 30, 2013, we donated Ps. 1.4 million.

Line of Credit

In November 2012, we entered into an agreement by which we granted a line of credit for up to US$ 14.5 million for a period of one year at a rate of 5.5% to IRSA. Our Audit Committee had no objections in connection with the transaction. As of June 30, 2013, there is an amount outstanding of US$ 10.8 million.

Acquisition of a plot of land

On May 22, 2012, we acquired from Cresud a plot of land of 115 hectares located in Luján, Province of Buenos Aires for a total amount of US$ 8.96 million; we plan to build a future commercial development in this plot of land. Our Audit Committee had no objections for this transaction.

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

Legal Services

During the fiscal years ended June 30, 2011, 2012 and 2013, we and our subsidiaries paid Zang, Bergel & Viñes law firm an aggregate amount of approximately Ps. 2.7 million, Ps. 2.6 millon and Ps. 1.7 million, respectively, as payment for legal services. Our Vice-Chairman Saúl Zang; our alternate directors Juan M. Quintana, Salvador D. Bergel, and Pablo D. Vergara del Carril; are members of the law firm Zang, Bergel & Viñes.

C. Interests of Experts and Counsel

This section is not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

Legal or Arbitration Proceedings

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested to the City of Neuquén to allow it to transfer certain parcels of land to third parties so that each buyer in the commercial development to be constructed could be able to build on its own land. The City rejected this request under Executive Branch Decree No. 1437/2002 through which it also decreed the expiration of Shopping Neuquén rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred. As a result, Shopping Neuquén should return the land, annulling the purchase of it, and had no right to claim any indemnification for such measure.

Shopping Neuquén filed a written appeal to this decision on January 21, 2003. It also sought approval for a revised schedule for the project, taking account of the current situation and including reasonable short and medium term projections. The City Executive Branch rejected this request through Executive Branch Decree 585/2003. On June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Executive Branch Decrees 1,437/2002 and 585/2003 issued by the City Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City Hall of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be reviewed by the Argentine Supreme Court.

On December 13, 2006, Shopping Neuquén signed an agreement with both the City and the Province of Neuquén stipulating a new timetable for construction of the commercial and housing project (the “Agreement”) and putting an end to the Administrative Procedural Action. The only pending issue with regards to the lawsuit is the fees and costs of the professionals that intervened in the procedure, which should be borne by Shopping Neuquén.

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such decision is not final and it is currently being challenged by the company. As of June 30, 2013, an agreement was reached with some of the professionals that intervened in the legal process for the payments of their fees.

Table of Content

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos, or AFIP, filed a preliminary injunction with the Federal Court for Administrative Proceedings against us for an aggregate amount of Ps. 3.7 million, plus an added amount, estimated at Ps. 0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the plot of land located in Caballito neighborhood, City of Buenos Aires, where we are planning to develop a shopping center. As of June 30, 2011, under court proceedings, the building was subject to a legal attachment for Ps. 36.8 million.

On December 3, 2009, we filed a request for the Antitrust Authority´s opinion regarding our acquisition of shares of Arcos. The Argentine Antitrust Authority advised the parties that the transaction had to be filed with the Antitrust Authority. The transaction approval request was thus filed in December, 2010. As of the date of this annual report, the Argentine Antitrust Authority has not granted such approval.

On September 21, 2010, we notified the Argentine Antitrust Authority of the sale of Tarshop shares to Banco Hipotecario. On November 28th, 2012 we were notified of the authorization of such transaction.

On April 11, 2011, Quality Invest requested the Argentine Antitrust Authority ´s opinion regarding the acquisition by Quality Invest of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. located in San Martín, Province of Buenos Aires. The Antitrust Authority stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Antitrust Authorities' decision regarding the obligation to notify. Therefore, on February 23, 2012, the transaction was filed. As of the date of this annual report, the Antitrust Authority is analyzing this decision.

On August 23, 2011, we notified the Argentine Antitrust Authority the direct and indirect acquisition of shares of NPSF: the transaction involved the direct acquisition of 33.33% of NPSF, and 16.66%, through our controlled vehicle Torodur S.A.. As of the date of this Annual Report the transaction is being analyzed by the Argentine Antitrust Authority.

On December 7, 2012 we have notified the Argentine Antitrust Authority of the acquisition of 50% of the shares of Entretainment Holdings S.A., a company which holds 50% of the shares of la”Rural S.A.”, which operates a convention center (Predio Ferial de Palermo); as of the date of this Annual Report the transaction is being analyzed by the Argentine Antitrust Authority.

For more information see “Item 3 – Key Information - Risk Factors—Risk related to our Business—Our Business is subject to extensive regulation and additional regulations may be imposed in the future.”

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

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

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

Year	Cash dividends	Stock dividends	Total per share
	(Ps.)	(Ps.)	(Ps.)
2004	17,895,663	-	0.0229
2005	29,000,000	-	0.0371
2006	47,000,000	-	0.0601
2007	55,721,393	-	0.0712
2008	60,237,864	-	0.0770
2009	56,000,000	-	0.0716
2010	113,000,000	-	0.0897
2011	247,879,100	-	0.1968
2012	177,000,000	-	0.1405
2013 (1)	306,500,000	-	0,3432

(1) Corresponds to dividend paid on November 21, 2012 for 140.0 million and dividend paid on May 7, 2013 for 166.5 million.

Our 2013 annual meeting of shareholders, will consider among other items the payment of a dividend in cash or kind for up to Ps. 167.5 million for Fiscal Year 2013, in addition to the advance dividend already paid in May, 2013.

B. Significant changes

Shareholders´Meeting

Our 2013 annual meeting of shareholders will be held on October 31st, 2013, at Bolívar 108 1st Floor, City of Buenos Aires, in order to consider and approve, among others, (i) the annual financial statements for the period ended June 30, 2013, (ii) the performance of the Board of Directors and Supervisory Committee, (iii) treatment and allocation of results, (iv) Updating of Shared Services Agreement report, (v) Updating of the report on Incentive Plan for the benefit of the officers of according to the provisions approved and ratified by 2009/2010/2012 and 2013 Shareholders' Meetings respectively, and (vi) appointment of Directors, Members of the Supervisory Committee, and Certifying Accountant.

Acquisition of Avenida

On August 30, we acting through a subsidiary, acquired 3,703,704 shares of Avenida Inc., representing 26.09% of its outstanding capital. Avenida Inc. will be engaged in the e-commerce business. The transaction price was Ps. 13.0 million, which have already been fully paid. APSA has the option to increase its interest up to 37.04% of the company.

ITEM 9.	The Offer and Listing

A. The offer and listing details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

As of June 30, 2013, our outstanding capital stock consists of 1,260,140,508 shares of common stock, Ps. 0.1 face value per share. In addition, we have issued US$ 50.0 million of Convertible Notes. The Convertible Notes mature on July 19, 2014, accrue interest (payable semiannually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into common shares of Ps. 0.10 par value per share. The conversion rate per U.S. Dollar is the lesser amount of 3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares. As of June 30, 2013, the outstanding balance of our Convertible Notes was US$ 31.7 million. See “Item 5 - Operating and Financial Review and Prospects—Indebtedness—Convertible Notes”. As of June 30, 2013 we have repurchased the total of our Convertible Notes for US$31.7 million.

Our common stock has one vote per share. All of the shares of our common stock are validly issued, fully paid and non-assessable.

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

Table of Content

	Bolsa de Comercio de Buenos Aires			NASDAQ
	Ps. Per 10 shares			US$ Per ADS
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2009
1st Quarter	5,462	10.70	9.00	12,908	14.00	8.00
2nd Quarter	39,982	10.40	6.25	38,315	9.79	3.96
3rd Quarter	11,093	9.90	8.80	39,821	5.98	2.99
4th Quarter	34,99	9.70	9.00	10,165	5.95	4.10
Annual	91,527	10.70	6.25	101,209	14.00	2.99
Fiscal Year 2010
1st Quarter	53,033	6.30	4.25	15,667	6.60	5.30
2nd Quarter	39,982	10.40	6.25	68,98	10.49	5.50
3rd Quarter	36,182	9.90	8.50	35,397	10.83	8.31
4th Quarter	55,535	9.70	8.50	55,931	11.00	8.50
Annual	184,732	10.40	4.25	175,975	11.00	5.30
Fiscal Year 2011
1st Quarter	108,416	9.70	8.50	46,601	10.94	8.50
2nd Quarter	149,126	16.50	9.70	235,469	18.00	10.02
3rd Quarter	60,019	17.50	13.80	86,673	17.20	13.25
4th Quarter	167,94	26.40	14.20	264,212	24.20	13.40
Annual	485,501	26.40	8.50	632,955	24.20	8.50
Fiscal Year 2012
1st Quarter	18,037	23.00	17.50	248,393	22.77	14.20
2nd Quarter	39,489	19.00	14.10	266,017	17.39	12.30
3rd Quarter	22,318	25.00	16.90	168,934	20.98	13.25
4th Quarter	63,243	23.00	17.00	318,674	18.55	10.42
Annual	143,087	25.00	14.10	1,002,018	22.77	10.42
Fiscal Year 2013
1st Quarter	5,871	22.50	20.00	99,866	15.74	12.15
2nd Quarter	90,077	28.00	22.55	188,528	17.00	15.00
3rd Quarter	17,519	34.00	27.50	156,742	17.73	13.78
4th Quarter	11,772	34.00	30.00	127,352	16.50	13.68
Annual	125,239	34.00	20.00	572,488	17.73	12.15
Fiscal Year 2014
1st Quarter	11,197	41.00	31.50	102,359	19.27	15.78
July 2013	3,915	36.00	31.50	49,313	18.90	15.78
August 2013	4,330	38.10	37.75	34,651	19.27	17.80
September 2013	2,952	41.00	38.00	18,395	19.00	17.85
As of October 24, 2013	5.478	52.00	45.00	63.48	22.50	18.85

 Source: Bloomberg

Due to the aggregate ownership of approximately 95.7% as of June 30, 2013 by our principal shareholder, the liquidity of our shares is restricted and may frequently cause our stock not to be traded daily.

 B. Plan of Distribution

This section is not applicable.

C. Markets

Argentine Securities Markets

Recently the Argentine government has enacted a new Capital Markets Law No. 26,831 (the “Capital Market Law”), which sets out the rules to govern capital markets, its players, and the securities traded therein subject to the Comisión Nacional de Valores (the “CNV” or the “Argentine Securities Commission”) regulation and monitoring.

Almost all the provisions of the former Executive branch Decree No. 677/2011 (the “Transparency Decree”) have been incorporated in the Capital Market Law. The Capital Market Law provides rules and provisions guided by the following goals and principles:

•
Promoting the participation of small investors, union associations, industry groups and trade associations, professional associations and all public savings entities in the capital market, particularly encouraging mechanisms designed to promote domestic savings and channel such funds towards the development of production;

•	Strengthening mechanisms for the protection of and prevention of abuses against small investors for the protection of consumers’ rights;
•	Promoting access of small and medium-sized companies to the capital market;
•
Fostering the creation of a federally integrated capital market through mechanisms designed to achieve an interconnection of computer systems from different trading markets, with the use of state-of-the-art technology;

•	Encouraging simpler trading procedures available to users to attain greater liquidity and competitiveness in order to provide the most favorable conditions for the implementation of transactions.

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in Capital Market Law, and the CNV Regulations among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the Ministerio de Economía y Finanzas Públicas (Ministry of Economy and Public Finance), which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Market Law.

The CNV supervises and regulates the authorized markets in which the securities and the collective investment products are traded, the corporations authorized in the public offer regime, and all the other players authorized to operate in the public offer regime, as the registered agents, the trading agents, the financial advisors, the underwriters and distributors, the brokers, the settlement and clearing agents, the managers of collective investment products, the custodians of collective investment products, the collective depositories, and the risk rating agencies, among others. Argentine institutional investors and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated mainly by the Central Bank.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the Bolsa de Comercio de Buenos Aires (the “Buenos Aires Stock Exchange” or “BASE”). This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer’s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the BASE.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A., a corporation owned by the BASE, the Mercado de Valores de Buenos Aires (the “MERVAL”) and certain provincial exchange, which is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with (IFRS and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

Securities Exchanges in Argentina

There are 11 securities exchanges in Argentina. The principal exchange for the Argentine securities market is the BASE, which handles approximately 99% of all equity trading in the country.

Buenos Aires Stock Exchange

The BASE is the principal Argentine market for trading the ordinary shares. The MERVAL currently the largest stock market in Argentina and is affiliated with the BASE. MERVAL is a corporation consisting of 134 shareholders who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the BASE. Trading on the BASE is conducted either through the traditional auction system from 11 a.m. to 5 p.m. on trading days, or through the Computer-Assisted Integrated Negotiation System (“Sistema Integrado de Negociación Asistida por Computación” or “SINAC”). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in an additional 10-minute successive suspension period.

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which are responsible for a growing percentage of trading activity, consist mainly of insurance companies and mutual funds.

The securities that may be listed on the BASE are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Buenos Aires Stock Exchange is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the CNV. Furthermore, the Buenos Aires Stock Exchange works very closely with the CNV in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Buenos Aires Stock Exchange for simultaneous processing.

Over the Counter Market

The Electronic Open Market (“Mercado Abierto Electrónico” or “MAE”) is an exchange organized under the laws of Argentina, which operates under the supervision of the CNV. The MAE works as an electronic platform to process Over the Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

Table of Content

MAE brokers/dealers members, include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be the MAE’s brokers/dealers. Securities to be traded must be registered with the pertinent supervising authorities and may be traded in the MAE, in other exchanges or in both of them concurrently.

Securities Central Depositary

Caja de Valores S.A. is a corporation organized under the laws of Argentina, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the CNV.

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking financial institutions, and mutual funds.

Information regarding the Buenos Aires Stock Exchange

	As of June 30,
	2012	2013
Market capitalization (Ps. billion)	1,979	2,464
Average daily trading volume (Ps. million)	41.8	43.9
Number of listed companies	105	106

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2013, approximately 106 companies had equity securities listed on the Buenos Aires Stock Exchange.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 102.98 % increase in 2009, a 47.77 % increase in 2010, a 29.22% decrease in 2011, a 15.9% increase in 2012 and a 4.27% increase in the first six months of 2013. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

B. Memorandum and Articles of Association

Our corporate purpose

Our legal name is “Alto Palermo S.A. (APSA)”. We were organized and incorporated on August 29, 1889 under Argentine law as a stock corporation (Sociedad Anónima). Our by-laws were registered in the public registry of commerce of the city of Buenos Aires, currently named the Superintendence of Corporations (Inspección General de Justicia) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Article 4 of our bylaws defines our corporate purpose as follows:

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

Board of Directors

Voting of proposals in which Directors have material interest

Capital Markets law No. 26,831 establishes in Section 78, that the directors, and members of the supervisory committee of those companies whose securities are publicly offered, shall act in a loyal and diligent manner when exercising their functions. In that sense the aforementioned persons must follow the following rules:

•	shall not be allowed to make use of any corporate assets or confidential information for his/her own private purposes;
•	shall not be allowed to profit or permit a third party to profit, whether by an action or an omission to act, from any business opportunities available to the company;
•
shall be required to exercise any powers conferred to them solely for the purposes for which they were conferred under the law or the corporate bylaws or by a shareholders’ meeting or the board of directors;

•	shall be required to meticulously ensure that no conflict of interest, whether direct or indirect, shall under any circumstances arise between his/her actions and the company’s interests.

In case of doubt as to a director’s compliance with his/her duty of loyalty, the burden of proof shall be borne by such person.

The Argentine Corporations Law No. 19,550 establishes in Section 271 that directors may enter into agreements with the company, that concern the business in which the company engages, always provided that they are entered into under market conditions. The agreements that do not fulfill the requirements mentioned above may only be executed with the prior approval of the board of directors.

Furthermore, the Capital Markets Law (as defined below) in Section 72 states for companies authorized in the public offer regime, that any acts performed or contracts executed between the company and a related party and involving a significant amount shall be performed or executed pursuant to the procedure set forth below:

a)	A “related party” shall mean any of the following persons with respect to the issuer:

i)
Directors, members of the supervisory body or surveillance committee, as well as chief executive officers or special managers of the issuing company appointed under section 270 of Argentine Companies Law 19,550;

ii)	Natural persons or legal entities controlling or holding a substantial interest, as determined by the CNV, in the capital stock of the issuer or the issuer’s controlling entity;
iii)	Any other company under the common control of the same controlling entity;
iv)	The ascendants, descendants, spouses or siblings of any of the natural persons referred to in paragraphs i) and ii) above;
v)
 Companies in which any of the persons referred to in paragraphs i) to iv) above hold a significant direct or indirect interest. Provided none of the circumstances described above is present, a subsidiary of the issuer shall not be deemed a “related party”.

b)	A “significant amount” shall be deemed involved in an act or contract when such amount exceeds 1% of the company’s shareholders’ equity as shown in the most recently approved balance sheet.

The board of directors or any members thereof shall request the audit committee to state whether in its opinion the terms of a transaction may be reasonably deemed adapted to regular and usual market conditions. The audit committee shall issue its pronouncement within 5 business days.

Notwithstanding the above inquiry from the audit committee, a resolution may be adopted by the company on the basis of a report from 2 independent evaluation companies, which shall express their opinion on the same matter and other terms of the transaction.

Nevertheless that, Section 272 of the Corporations Law provides that when a director has an opposite interest to the one of the company, he or she should notify that situation to the board of directors and the supervisory committee and abstain to vote in that respect. The violation of this provision results in the director being jointly and severally unlimitedly liable.

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

Table of Content

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

On October 31, 2003 in an annual ordinary and extraordinary meeting we decided not to adhere to the Optional Statue of Public Offerings of Compulsory Acquisition (Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria) established by the Executive Branch Decree No. 677/2001. Therefore, shareholders decided to incorporate said provision under section 1 of our bylaws. In 2012, Decree No. 677/2001 was abrogated by the Capital Markets law. In accordance with article 90 of the aforementioned law, the accession to such regime, is no longer optional, therefore we are subject to the public offering compulsory acquisition regime.

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

Notices

Notice of shareholders’ meetings must be published for five days in the Official Gazette of the Republic of Argentina, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least ten days prior to the date on which the meeting is to be held as per Argentine Corporation Law, and at least 20 days prior to the meeting as per Capital Markets Law 26,831. The notice must include information regarding the type of meeting to be held, the date, time and place of the meeting and the agenda. If there is no quorum at the meeting, notice for a meeting on second call must be published for three days, at least eight days before the date of the second meeting, and must be held within 30 days of the date for which the first meeting was called. The first call and second call notices may be sent simultaneously in order for the meeting on second call to be held on the same day as the meeting on first call, but only in the case of ordinary shareholders’ meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote.

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

Shareholders’ meetings may be called by the Board of Directors or by the supervisory committee whenever required by law or whenever they deem it necessary. Also, the supervisory committee is required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If our board of directors or our supervisory commitee fails to call a meeting following this request, a meeting may be ordered by the Comisión Nacional de Valores or by the courts. In order to attend a meeting, a shareholder must deposit with us a certificate of book-entry shares registered in his name and issued by Caja de Valores at least three business days prior to the date on which the meeting is to be held. A shareholder may be represented by proxy. Proxies may not be granted to directors, members of the audit committee or officers or employees of our company.

Limitations to own securities

There are no legal limitations to own securities or exercise voting rights for residents, non-resident or foreign shareholders.

Ownership threshold above which ownership should be disclosed

The CNV Rules require that transactions, which cause a person’s holdings of capital stock of a registered Argentine company, to equal or exceed 5% of the voting power, should be immediately notified to the Comisión Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

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

Table of Content

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

C. Material Contracts

We have not entered into any material contracts outside the ordinary course of business.

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

iii) Any other financial indebtedness with non-resident financial or private sector, to the extend the inflows had been incurred and repaid in an average term no less than two years, including principal and interests and, to the extent, the funds are applied to investment in non-financial assets by the private sector.

iv) Foreign currency settlements by Argentine residents derived from foreign currency loans granted by local financial institutions.

v) Direct investment contributions in local companies (pursuant to Communication “A” 4237 which defines “direct investment” as the participation in the capital stock which must be no less than 10%) and sale of interests in the capital stock of local companies to direct investors.

With respect to item v), there are some requirements aiming to comply with the accurate capitalization of the direct investment contribution regarding the actual capitalization and registration of the contribution with the Public Registry of Commerce in a term of 250 calendar days, otherwise, the mandatory deposit shall be made within 10 calendar days. An additional term of 180 calendar days could be granted by the financial entity if the delay in the registration of the contribution is due to reasons by which the client is not responsible.

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

Outflow of capital, including the availability of cash or cash equivalents

Exchange Transactions Inquiry Program

On October 28th, 2011, the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, “AFIP”) established an Exchange Transactions Inquiry Program (“Inquiry Program”) through which the entities authorized by the Central Bank to deal in foreign exchange must inquire and register through an IT system the total peso amount of each exchange transaction at the moment it is closed.

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

On December 20th, 2012, Resolution #3421 replaced Resolution #3356, both enacted by AFIP. The latest one sets forth an unified registration system to be fulfilled  for the access to the foreign exchange market, in particular for the outflow of funds made by residents or nonresidents, in whichever purpose or destiny. Such resolution is  related with Communications “A” 5245.

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

The primary issuance of publicly securities traded in self-regulated markets is exempted of the foregoing provisions.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

On October 27, 2011, the Central Bank issued Communication “A” 5236 which rearranged all the regulations related to the purchase of foreign currency for the formation of off-shore assets by residents in the same text (i.e. Communication “A” 5198 and 5220). Notwithstanding, as a result of several amendments of the restrictions to the foreign exchange market to residents, certain provisions which allowed individual and legal entities to purchase foreign currency without specific allocation, have been suspended. In particular, the transactions described below have been affected by the new regulations (Communication “A” 5318 as of July, 5, 2012), preventing individuals who are Argentine residents, legal entities organized in Argentina and trusts set up with contributions from the national public sector, to perform the following transactions and, consequently, to transfer funds abroad:

Table of Content

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

Outflow of funds for payment to non-residents

According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14th, 2012), there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents.. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

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

Should performed services are not related to the activities actually developed by the resident; the financial entity shall require a copy of the contract by which the payment obligation arises from and an auditor report. Such requirements intend to demonstrate the actual rendering of services to the non-resident and the existence of the debt.

The access to the MULC for the payment of: information services and technology, business professional and technical services, royalties, patents and trademarks, premium for loan’s players, author’s rights, personal, cultural and recreational services, commercial guarantee payments for export of goods and services, commercial commissions, exploitation of foreign films, audio and video rights, transfer of technology services pursuant to Law No. 22,426, shall be subject to the prior approval of BCRA when the foreign beneficiary of the payment is an individual or company related to the local debtor pursuant to the provisions establish in Communication “C” 40,209. Such regulation set forth the definition of “related companies or individual” as follows:

•	One has directly or indirectly control over the other or is controlled by the one who exercise control over the other.
•	When there are common directors and such authorities exercise a simple majority in the board of each other.

The existence of control by a company or an individual over the other, may be demonstrated when such company or individual, directly or indirectly (i) participate or control at least 25% of the votes in any instrument with voting rights in the other company or (ii) has at least a 50% or more of the voting rights in any instrument issued by the company in any shareholders meeting o meeting in which the directors o any other person with similar duties has been appointed or (iii) participate in the other company for any other rights and has the necessary voting rights to form the corporate will in any shareholders meeting or to resolve in any other corporate body.

The same BCRA’s prior approval shall require should the individual or company is formed or registered in a tax heaven or the payment is made in a bank account opened in a tax heaven.
The BCRA’s prior approval shall not be applicable in any of the above items should the contracts or agreements undertake an annual payment price and/or new indebtedness less than one hundred thousand dollars. Nevertheless, the prior approval shall be required if the actual payments in a year basis exceeds the aforesaid amount, regardless the value of each single contract. At the time of the payment and the access to the MULC, the transactions that do not exceed for such given year the fixed amount, may be settle without the prior approval of the BCRA. In all cases, the access to the MULC shall require the registration of the contracts and agreements at the time of the access to the foreign exchange market.

Likewise, foreign real estate’s owners shall be subject to the same foregoing limitations to receive payments abroad.

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

Interest payments: Pursuant to Communication “A” 5264, item 3.7., modified by Communication “A” 5397 on February 8th, 2013, the access to the MULC for the purchase of foreign currency to pay interests for financial indebtedness may be made:

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

Principal Repayments and Prepayments: Pursuant to Communication “A” 5265, amended by Comnunication “A” 5397 (enacted on February 8th, 2013) foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

a. within 10 business days prior to the stated maturity of the applicable obligation; provided that the funds disbursed under such obligation have remained in Argentina for at least 365 days; or

b. with the anticipation required from an operating standpoint in order to pay to the creditor at maturity, in case of principal installments the payment of which depends on the satisfaction of specific conditions expressly contemplated in the contracts executed by and between the parties involved.

c. with an anticipation of more than 10 business day –partial or full- to the extent the disbursed funds have remained in Argentina for at least 365 and the payment is financed with the inflow of funds from abroad for capital contribution.

d. with the anticipation of more than 10 business day –partially or full- to the extent the minimum term of 365 days as of the disbursement of the funds has been accomplished and the prepayment is fully offset with the inflow through the MULC of new external financial with international entities and their agencies, official credit entities and financial entities from abroad, to the extent that (i) such cancellation implies a condition for the new indebtedness and (ii) it may not imply an increase in the present value of the indebtedness for the debtor.

52

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

Money Laundering

Argentine Law No. 25,246, as amended by Laws N° 26,118, 26,268, 26,683, and 26,734 categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps. 300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

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

As part of a more comprehensive modification of the rules that govern the scope of supervision of Comision Nacional de Valores, derive from the enactment of Law 26,831, which approved a new regulatory regime for the public offer of securities, Comision Nacional de Valores issued a new re-arranged text of its rules. By Resolution No. 622/2013, Comision Nacional de Valores incorporates a new chapter of Money Laundering and Terrorist Financing including dispositions related to the fulfillment of duties to be complied by “Agentes de Negociación”,  “Agentes de Liquidación y Compensación”, “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva”. Such agents are obliged to comply with any provision arising from Law No. 25,246 enacted by UIF. Furthermore, such duties will also be acomplished by the “Agentes de custodia de productos de inversión colectiva (Sociedades Depositarias de Fondos Comunes de Inversión”; “Agentes de corretaje”, “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Those subjects must send by internet (through the online application of Comision Nacional de Valores) their tax identification number. Additionally, in case of companies, it must be informed the personal data of the “Compliance Officer” (both regular and alternate).

With the purpose of strengthen the requirements in order to grant the authorization to operate in the exchange market, some new requisites were established in connection with: (i) competence and capacity; (ii) moral integrity and honesty and (iii) solvency. Such requisites are subject to the appraisal of Comision Nacional de Valores and must be fulfilled by managers, directors, auditors and any other individual who perform duties or activities within the company. Some other measures are set forth related to listed companies or their shareholders or beneficial owners who had been convicted or condemned in connection with money laundering and/or terrorist financing activities or appeared in the list published by the United Nation Security Council.

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

Table of Content

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

With respect to non-corporate United States investors, certain dividends from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ National Market), but not our shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

Passive Foreign Investment Company Rules

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2013, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Table of Content

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

Argentine Personal Assets Tax

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income tax

Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several changes to Income Tax Law No. 20,628, including the derogation of Section 78 of Decree No. 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of shares or ADSs.

Law No. 26,893 contains various unclear provisions and to date, it has not been regulated by the Argentine Executive Branch or interpreted by the competent courts.

The changes introduced by Law No. 26,893 are effective as from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation of Dividends

Until Law No. 26,893 became effective, dividends, whether in cash, in shares or in kind, approved by our shareholders were not subject to income tax. As from the effectiveness of Law No. 26,893, dividends (other than stock dividends) are subject to tax at a rate of 10%. Dividends received by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) are not subject to the 10% tax.

Notwithstanding the foregoing, according to Argentine law, and irrespective of the 10% tax mentioned in the previous paragraph, income tax will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends. The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. The withholding would not be applied to the payment of future dividends derived out of retained earnings obtained in the fiscal years ended prior to December 30, 1998. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Taxation of Capital Gains

As from the effectiveness of Law No. 26,893 income from sale, exchange, disposition or transfer of shares or ADSs is subject to tax, irrespective of the person that obtains such income, exception made of transactions made by resident individuals involving shares or ADS that are listed on securities exchanges or markets and/or authorized to be offered to the public.

Resident individuals

Capital gains obtained by resident individuals from the sale of shares not listed on securities exchanges or markets are subject to tax at a rate of 15%.

Losses arising from the sale, exchange or other disposition of shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

Foreign beneficiaries

Capital gains obtained by non-resident individuals or foreign entities from the sale, exchange or other disposition of shares or ADSs are subject to tax at a rate of 35% or 15%, respectively, applicable on 90% of the sales or disposition value. Notwithstanding, foreign entities may choose to pay 15% on the difference between the gross profit of the transaction less the costs incurred in the country in order to obtain and maintain it and the deductions allowed by the income tax law.

When the purchaser of the shares or ADS is also a non-resident, the purchaser of the shares or ADSs is liable for the payment of this tax.

Argentine entities

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

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2012. There can be no assurance that in the future this tax will be absorbed by us.

Table of Content

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

Notwithstanding the foregoing, at the provincial level, the Province of Buenos Aires passed Law No. 14,044 whereby it imposed a tax on the gratuitous transmission of property, effective as from January 1, 2011, whose basic features are as follows:

•
The tax on gratuitous transmission of property is applicable to any enrichment resulting from transmissions made for no consideration, including: inheritances, legacies, donations, inheritance advance payments or any other event that implies a gratuitous monetary enrichment.

•	The tax on gratuitous transmission of property is payable by individuals and legal entities that are beneficiaries of a gratuitous transmission of property.
•
For taxpayers domiciled in the Province of Buenos Aires, the tax on gratuitous transmission of property is levied on  the total amount of the gratuitous enrichment, in respect of property situated both in and outside of the Province of Buenos Aires. Instead, for taxpayers domiciled outside of the Province of Buenos Aires, the tax on gratuitous transmission of property is levied only on the gratuitous enrichment resulting from the transmission of such property as is situated within the Province of Buenos Aires.

•
The following property, among others, is deemed situated in the Province of Buenos Aires (i) securities and shares of stock, membership or equity interests and other negotiable instruments representing capital stock, issued by governmental or private entities and companies domiciled in the Province of Buenos Aires; (ii) securities, shares of stock and other negotiable instruments issued by private entities or companies domiciled in a different jurisdiction that were physically situated in the Province of Buenos Aires at the time of their transmission; and (iii) securities, shares of stock and other negotiable instruments representing capital stock or its equivalent issued by entities or companies domiciled in another jurisdiction which are also physically situated in another jurisdiction, in proportion to the issuer´s assets situated in the Province of Buenos Aires.

•
Gratuitous transmissions of property are exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than $ 60,000 and it rises to $250.000 in the case of parents, children and spouse.

•	Step-up rates from 4% to 21.925% have been established, based on the degree of kinship and taxable base involved.

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

In the normal course of business, we are exposed to foreign exchange risk, interest rate risks and other price risk, primarily related to changes in exchange rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. For further information on our market risks, please see Note 5 to our consolidated financial statements.

ITEM 12.	Description of Securities Other than Equity Securities

A. Debt Securities

This item is not applicable

B. Warrants and Rights

This item is not applicable

Table of Content

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2012 for an amount of US$ 29,833. The Company is currently negotiating with the Depositary the reimbursement for the period 2013.
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

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2013. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2013.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework (1992). Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2013, our internal control over the financial reporting was effective.

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

ITEM 16. Reserved

ITEM 16 A. Audit Committee Financial Expert

In our annual ordinary shareholders’ meeting held on October 31, 2003, our audit committee´s plan was unanimously approved. Pursuant to this plan, our Board of Directors shall appoint the members of our audit committee. The Audit Committee focuses on assisting the Board in exercising its duty of care, the enforcement of accounting policies, disclosure requirements, the management of our business risk, the management of our internal control systems, the ethical conduct of the company’s business, maintenance of the integrity of our financial statements, compliance with legal provisions, the independence and capability of our independent auditors and the performance of our internal audit function and of our external auditors. Also, our board of directors may request the audit committee to render its opinion on the conditions of a related party transactions and if they may reasonably considered adequate according to normal market conditions.

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

Our Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure the auditors’ independence. One of the main tasks of the Audit Committee is to give its opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. Furthermore, according to the applicable laws our Audit Committee must hold sessions at least once per quarter. In order to accomplish such task, the Audit Committee shall:

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

Table of Content

ITEM 16 B. Code of Ethics

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

ITEM 16 C. Principal Accountant Fees and Services.

Audit Fees

During fiscal years ended June 30, 2013 and 2012, we were billed for a total amount of Ps. 2.4 million and Ps. 1.6 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During fiscal year ended June 30, 2012, we were billed for a total amount of Ps. 1.4 million, for professional services rendered by our principal accountants related to the performance of the audit or review of our financial statements, not included in the Audit Fees category, such as the review of share certificates. During the fiscal year ended June 30, 2013, no such audit-related services were provided.

Tax Fees

During both fiscal years ended June 30, 2013 and 2012, we were billed for a total amount of Ps. 0.02 million and Ps. 0.0 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal year ended June 30, 2013 and 2012, we were billed for a total amount of Ps. 0.5 million and Ps. 0.3 million for other professional services rendered by our principal accountants.

ITEM 16 D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

ITEM 16 E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2011, 2012 and 2013.

ITEM 16 F. Change in Registrant´s Certifying Account.

This section is not applicable.

Table of Content

ITEM 16 G. Corporate Governance.

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

Rule 5250(d) - Distribution of Annual and Interim Reports.
In lieu of the requirements of Rule 5250(d), we follow Argentine law, which requires that companies make public an annual report in Spanish, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange ( Bolsa de Comercio de Buenos Aires ), within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires within 42 calendar days of the end of each fiscal quarter. In addition, our shareholders can receive copies of annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the Securities and Exchange Commission (the “SEC”). We also post the English language translation of our annual reports and quarterly press releases on its website. Furthermore, under the terms of the Deposit Agreement, dated November 10, 2000, among us, The Bank of New York Mellon, as depositary, and owners of ADS issued thereunder, we are required to furnish The Bank of New York Mellon with, among other things, English language translations of their annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York Mellon. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

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

Rule 5605(b)(2) - Executive Sessions of the Board of Directors.
In lieu of the requirements of Rule 5605(b)(2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers. In accordance with the terms of the Capital Markets Law, public companies may elect not to form a supervisory committee as long as an audit committee is in place. Public companies usually form a supervisory committee which is responsible for monitoring our legal compliance under Argentine law and compliance with our by-laws, furtheremore, all of its members must be independent. Finally, our audit committee has regularly scheduled meetings and, as such, such meetings will serve a substantially similar purpose as executive sessions.

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

Rule 5605(c)(2) - Audit Committee Composition.
Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, Although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named designated a financial expert in accordance with the relevant SEC rules on the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience. In addition, we have a supervisory committee composed of three ‘members’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws. In accordance with the applicable laws, our audit committee must hold sessions at least once per quarter.

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

Rule 5620(b) - Solicitation of Proxies.
In lieu of the requirements of Rule 5620(b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, member of the supervisory committee, manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 5630(s) - Conflicts of Interest.
In lieu of the requirements of Rule 5630(a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet. Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with our interests. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

Table of Content

ITEM 16 H. Mine Safety Disclosures

This section is not applicable.

PART III

ITEM 17.	Financial Statements

This section is not applicable.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-178.

 ITEM 19. Exhibits
INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

2.1*	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.

2.4*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of our 14.875% Notes due 2005.

2.5****
Indenture dated May 11, 2007, between us as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

4.1**	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.

4.2****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007

4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

4.5*******	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.

4.6********	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.

4.7*********	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012

8.1	List of Subsidiaries

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982).
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File No. 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 30, 2008.
******	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2009.
*******	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2010.
********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 28, 2011.
*********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 26, 2012.

Table of Content

Signatures

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

Alto Palermo S.A. (APSA)

Date: October 30, 2013	By:	/s/ Matías Gaivironsky
Matías Gaivironsky
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Alto Palermo S.A. (APSA)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, of changes in shareholders´ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries at June 30, 2013, June 30, 2012 and July 1, 2011, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PRICE WATERHOUSE & Co. S.R.L.

Buenos Aires, Argentina	By:	/s/ Carlos Martín Barbafina
Carlos Martín Barbafina
Partner
October 30, 2013

Alto Palermo S.A. (APSA)

Consolidated Statements of Financial Position
as of June 30, 2013 and 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.2013	06.30.2012	07.01.2011
ASSETS
Non-Current Assets
Investment properties	11	1,630,900	1,553,794	1,554,913
Property, plant and equipment	12	20,169	17,485	17,402
Trading properties	13	31,612	35,334	32,777
Intangible assets	14	22,438	22,501	22,745
Investments in associates and joint ventures	9,10	171,117	114,455	47,634
Deferred income tax assets	27	37,404	23,467	22,790
Income tax receivables		5,083	4,002	4,778
Trade and other receivables	17	75,910	78,886	78,982
Investments in financial assets	18	99,963	104,993	76,256
Total Non-Current Assets		2,094,596	1,954,917	1,858,277
Current Assets
Trading properties	13	6,991	4,012	14,224
Inventories	15	9,896	10,394	7,384
Trade and other receivables	17	550,762	386,773	324,522
Investments in financial assets	18	169,174	45,072	29,396
Cash and cash equivalents	20	223,385	102,698	145,552
Total Current Assets		960,208	548,949	521,078
TOTAL ASSETS		3,054,804	2,503,866	2,379,355
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	125,989	125,961
Inflation adjustment of share capital		69,381	84,621	84,621
Share premium		444,226	536,300	536,290
Reserve for share-based compensation	26	6,607	2,138	-
Legal reserve		39,074	39,074	26,045
Reserve for new developments		3,302	-	183
Voluntary reserve		-	-	147
Special reserve		15,802	-	-
Acquisition of additional interest in subsidiaries		(19,707)	(16,020)	-
Retained earnings		164,224	51,774	22,671
Equity attributable to equity holders of the parent		848,923	823,876	795,918
Non-controlling interest		161,892	148,647	136,836
TOTAL SHAREHOLDERS' EQUITY		1,010,815	972,523	932,754
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	190,170	160,208	143,934
Borrowings	24	834,814	680,550	615,503
Deferred income tax liabilities	27	101,942	120,968	137,684
Provisions	23	11,730	11,593	12,829
Total Non-Current Liabilities		1,138,656	973,319	909,950
Current Liabilities
Trade and other payables	21	437,750	361,880	324,545
Income tax liabilities		77,683	105,411	66,163
Payroll and social security liabilities	22	26,041	26,171	24,061
Borrowings	24	356,028	64,562	121,615
Derivative financial instruments	19	1,732	-	-
Provisions	23	6,099	-	267
Total Current Liabilities		905,333	558,024	536,651
TOTAL LIABILITIES		2,043,989	1,531,343	1,446,601
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,054,804	2,503,866	2,379,355

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Income
for the fiscal years ended June 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.2013	06.30.2012
Revenues	30	1,637,411	1,367,437
Costs	31	(749,865)	(619,278)
Gross Profit		887,546	748,159
Gain from disposal of investment properties		236	-
General and administrative expenses	32	(67,720)	(58,183)
Selling expenses	32	(60,826)	(43,376)
Other operating income, net	34	(37,578)	(20,816)
Profit from Operations		721,658	625,784
Share of (loss) / profit of associates and joint ventures	9,10	(602)	3,758
Profit from Operations Before Financing and Taxation		721,056	629,542
Finance income	35	55,029	49,561
Finance cost	35	(247,233)	(157,411)
Other financial results	35	877	3,368
Financial results, net	35	(191,327)	(104,482)
Profit Before Income Tax		529,729	525,060
Income tax expense	27	(178,698)	(179,416)
Profit for the year		351,031	345,644
Total Comprehensive Income for the year		351,031	345,644

Attributable to:
Equity holders of the parent		330,098	332,047
Non-controlling interest		20,933	13,597

Profit per share attributable to equity holders of the parent during the year (Note 36):
Basic		0.26	0.26
Diluted		0.26	0.14

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation Adjustment of Share Capital	Share Premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Acquisition of additional interest in subsidiaries (2)	Retained earnings	Subtotal	Non- Controlling Interest	Total Shareholders' Equity
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	-	-	(16,020)	51,774	823,876	148,647	972,523
Comprehensive income for the year	-	-	-	-	-	-	-	-	330,098	330,098	20,933	351,031
Dividends distribution - Shareholders meeting as of October 31, 2012 (Note 29)	-	-	-	-	-	-	-	-	(140,000)	(140,000)	-	(140,000)
Constitution reserve for new developments Shareholders meeting as of October 31, 2012	-	-	-	-	-	3,302	-	-	(3,302)	-	-	-
Reallocation of retained earnings - Shareholders meeting as of October 31, 2012	-	(15,240)	(92,090)	-	-	-	-	-	107,330	-	-	-
Advanced dividends distribution - Shareholders meeting as of May 3, 2013 (Note 29)	-	-	-	-	-	-	-	-	(166,500)	(166,500)	-	(166,500)
Reimbursement of expired dividends (Note 29)	-	-	-	-	-	-	-	-	626	626	-	626
Reserve for share-based compensation (Note 26)	-	-	-	4,469	-	-	-	-	-	4,469	-	4,469
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(12,064)	(12,064)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	5,233	5,233
Acquisition of additional interest in subsidiaries (Note 4)	-	-	-	-	-	-	-	(3,687)	-	(3,687)	(857)	(4,544)
Conversion of notes	25	-	16	-	-	-	-	-	-	41	-	41
Reallocation RG 609/12 CNV	-	-	-	-	-	-	15,802	-	(15,802)	-	-	-
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923	161,892	1,010,815

(1)
Corresponds to General Resolution 609/12 of the CNV. At the next shareholder’s meeting held to review these financial statements, the shareholders shall decide whether to set up a special reserve and to ban its reversal to make distributions in cash or in kind among the company’s shareholders or owners; stating that such reserve may only be reversed to be capitalized or to absorb potential negative balances from “Retained Earnings”.

(2) Corresponds to changes in ownership interest in subsidiaries without change of control. See details in Note 4.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation Adjustment of Share Capital	Share Premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Voluntary reserve	Acquisition of additional interest in subsidiaries(1)	Retained earnings	Subtotal	Non-Controlling Interest	Total Shareholders' Equity
Balance at July 1, 2011	125,961	84,621	536,290	-	26,045	183	147	-	22,671	795,918	136,836	932,754
Comprehensive income for the year	-	-	-	-	-	-	-	-	332,047	332,047	13,597	345,644
Acquisition of additional interest in subsidiaries (Note 4)	-	-	-	-	-	-	-	(16,020)	-	(16,020)	(187)	(16,207)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	2,717	2,717
Conversion of notes	28	-	10	-	-	-	-	-	-	38	-	38
Reserve for share-based compensation (Note 26)	-	-	-	2,138	-	-	-	-	-	2,138	-	2,138
Reimbursement of expired dividends (Note 29)	-	-	-	-	-	-	-	-	3,809	3,809	-	3,809
Release of reserves	-	-	-	-	-	(183)	(147)	-	330	-	-	-
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(4,316)	(4,316)
Distribution to legal reserve – Shareholders meeting as of October 31, 2011	-	-	-	-	13,029	-	-	-	(13,029)	-	-	-
Cash dividends distribution - Shareholders meeting as of October 31, 2011 (Note 29)	-	-	-	-	-	-	-	-	(117,054)	(117,054)	-	(117,054)
Advanced dividends distribution - Shareholders meeting as of May 23, 2012 (Note 29)	-	-	-	-	-	-	-	-	(177,000)	(177,000)	-	(177,000)
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	-	-	(16,020)	51,774	823,876	148,647	972,523

(1) Corresponds to changes in ownership interest in subsidiaries without change of control. See details in Note 4.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.2013	06.30.2012
Operating activities:
Cash generated from operations	20	895,176	770,690
Income tax paid		(240,470)	(156,785)
Net cash generated from operating activities		654,706	613,905

Investing activities:
Acquisition of joint ventures	9	(25,899)	(45,527)
Capital contributions in joint ventures	9	(32,615)	(15,135)
Additions and acquisition of investment properties	11	(199,288)	(101,213)
Proceeds from sale of investment properties		333	-
Additions of property, plant and equipment	12	(7,839)	(5,806)
Advance payments		(15,780)	(9,392)
Additions of intangible assets	14	(567)	(559)
Increase in financial assets		(106,634)	(45,946)
Loans granted to related parties		(60,364)	(35,951)
Loans repayment received from related parties		239	-
Collection of dividends		1,250	-
Net cash used in investing activities		(447,164)	(259,529)

Financing activities:
Borrowings obtained		524,420	64,904
Capital contribution of non-controlling interest		5,233	2,717
Payment of seller financing of shares		(10,910)	(20,889)
Repayment of borrowings		(202,244)	(129,748)
Payment of acquisition of non-controlling interest		(1,742)	(7,363)
Dividends paid	29	(307,573)	(252,431)
Interest paid		(90,078)	(60,003)
Payment of dividends of non-controlling interest		(7,895)	(4,316)
Reimbursement of dividends		-	6,937
Net cash used in financing activities		(90,789)	(400,192)

Net increase (decrease) in cash and cash equivalents		116,753	(45,816)
Cash and cash equivalents at beginning of year	20	102,698	145,552
Foreign exchange gain on cash and cash equivalents		3,934	2,962
Cash and cash equivalents at end of year	20	223,385	102,698

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.	The Group´s business and general information

Alto Palermo S.A. (formerly Sociedad Anónima Mercado de Abasto Proveedor (SAMAP), and alternatively “Alto Palermo S.A.”, “APSA”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and holds a predominant position within the Argentine market. APSA was incorporated in 1889 under the name SAMAP and until 1984 we operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. Our core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that eventually led to a corporate reorganization giving rise to the current company name and organizational structure. Our main shareholder is IRSA. The Company’s stocks are traded in the Buenos Aires Stock Exchange and in USA’s NASDAQ.

We operate and hold a majority interest in a portfolio of twelve shopping centers in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba). Additionally, APSA operates, through a joint venture, La Ribera Shopping, in the City of Santa Fe.

Furthermore, in December 2011, we started developing our “Arcos” project, located in the neighborhood of Palermo, Autonomous City of Buenos Aires and continued working on the development of a new shopping mall in the City of Neuquén.

APSA and its subsidiaries are hereinafter referred to jointly as "the Group". See Notes 2.3 and 7 for further description of the Group´s companies and segments.

These Consolidated Financial Statements have been approved by the Board of Directors to be issued on September 9, 2013.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.	Basis of preparation

(a)	Transition to IFRS

These Consolidated Financial Statements have been prepared in accordance with and in compliance with International Financial Reporting Standards (“IFRS”), issued by International Accounting Standards Board (“IASB”) and interpretations from International Financial Reporting Interpretation Committee (“CINIIF” as per its Spanish acronym) (“IFRIC” as per its English acronym and known before as the Standards Interpretation Committee “SIC” as per its English acronym). All IFRS applicable as of the date of these consolidated financial statements have been applied. Additionally, the Group has adopted certain IFRS that are not effective as of June 30, 2013, but for which early adoption is accepted. The Group adopted IFRS in the fiscal year beginning on July 1, 2012, being its transition date July 1, 2011. Group’s adoption of IFRS is described in Note 3.

(b)	Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its statement of financial position according with the operating cycle of each activity.

The operating cycle for activities related to the Group’s investment property is 12 months. Therefore, current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year. The operating cycle of activities related to the Group’s investment property for sale depends on each specific project, and thus cannot be clearly defined. In general, assets and liabilities classified as investment property for sale are realized or discharged over many fiscal years, ranging between one and three years or, in exceptional cases, over a longer period. As a result, and for purposes of classification, the Group has assumed the operating cycle of investment property for sale to be 12 months.

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities are presented separately from each other and from other assets and liabilities as current and non-current, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

(c)	Presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are to Argentine Pesos, and references to ‘USD’ or ‘US dollars’ are to United States dollars.

(d)	End of the fiscal year

The fiscal year begins on July 1 and ends on June 30 every year. The financial results are presented on a fiscal year basis.

(e)	Accounting conventions

The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and share-based compensation at fair value.

(f)	Reporting cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within financing cash flows. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed as cash flows from investing activities because this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed as cash flows from operating activities because these assets are routinely sold in the ordinary course of business.

(g)	Use of estimates

The preparation of financial statements at a certain date requires making estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major sources of uncertainty are described in Note 6.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.2.	New accounting standards

The following standards, amendments and interpretations have been issued by the IASB and the IFRIC and although they are not effective to the Group, earlier adoption is allowed.

Early adopted standards:

IFRS 9 “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. The standard incorporates the first part of a three-phase project to replace International Accounting Standard (IAS) 39 “Financial Instruments”: Recognition and Measurement. IFRS 9 prescribes the classification and measurement of financial assets. IFRS 9 requires that financial assets are subsequently measured either ‘at amortized cost’ or ‘at fair value’, depending on whether certain conditions are met. In addition, IFRS 9 allows to an entity to designate an instrument, that would otherwise have been classified in the ‘amortized cost’ category, or to be ‘fair value’ if that designation eliminates or significantly reduces measurement or recognition inconsistencies.

The prescribed category for equity instruments is at fair value through profit or loss, however, an entity may irrevocably opt for presenting all fair value changes of equity instruments not held for trading in other comprehensive income. In those cases, only dividends received from these investments are reported in profit or loss.

In October 2010, the IASB issued further additions to IFRS 9. These bring forth the guidance for derecognizing financial instruments and most of the requirements for the classification and measurement of financial liabilities currently included within IAS 39. The additions include amortized cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statement of income, unless this creates an accounting mismatch. The remaining phases of the project, dealing with impairment of financial instruments and hedge accounting, have not yet been finalized.

IFRS 9, as well as its additions, shall be applied retrospectively for annual periods beginning on or after January 1, 2015. Earlier adoption is allowed. The Group has adopted IFRS 9 from July 1, 2011, as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The Group has presented all comparative figures in accordance with IFRS 9. Financial assets and liabilities held by the Group have been assessed at the date of transition (July 1, 2011).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

IFRS 10 “Consolidated Financial Statements”

On May 12, 2011 the IASB issued IFRS 10 “Consolidated Financial Statements” which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 “Consolidation - Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements” and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IFRS 11 “Joint Arrangements”

On May 12, 2011 the IASB issued IFRS 11 “Joint Arrangements” which provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IFRS 12 “Disclosure of Interests in Other Entities”

On May 12, 2011 the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

Standards to be adopted:

IFRS 13 "Fair Value Measurement"

On May 12, 2011 the IASB issued IFRS 13 “Fair Value Measurement” which establishes a definition of fair value and a framework for its measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has not adopted this standard earlier. The adoption of this standard will neither have significant impacts in the financial situation nor in results from Group’s operations.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

IAS 27 (revised) “Separate financial statements”

On May 12, 2011, the IASB issued IAS 27 (revised). The revised standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The revisions are applicable for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IAS 28 (revised) “Investments in Associates and Joint Ventures”

On May 12, 2011, the IASB issued IAS 28 (revised). The revised standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The revisions changes are applicable for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

Amendments to IAS 1 “Presentation of Financial Statements” (Disclosure requirements for other comprehensive income items)

In June 2011, the IASB issued modifications to IAS 1. Such changes require that the Company report Other comprehensive income based on that which could later be reclassified in the Statement of Income. The changes also ratify existing provisions whereby Other comprehensive income and comprehensive income should be reported as a single statement or in separate statements.

These amendments are applicable for fiscal years beginning on or after July 1st, 2012. The Group has adopted the standard from this fiscal year.

Annual Improvements to IFRS (Cycle 2009-2011)

In May, 2012 the IASB published the annual improvements to IFRS (Cycle 2009-2011), that modify IAS 16 and IAS 32. These changes introduce in all cases clarifications that the IASB deemed necessary because there was diversity or confusion in the application of certain requirements, but do not substantially modify the respective rules. Amendments are applicable for fiscal years beginning on or after January 1st, 2013. Earlier adoption is permitted. The adoption of these amendments will neither have significant impacts in the financial situation nor in results from Group’s operations.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.3.	Scope of consolidation

(a)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group also analyze whether there is control when it does not hold more than 50% of the voting rights of an entity, but does have capacity to define its relevant activities because of de-facto control.

There may be de-facto control where the relative size of voting rights held by the Group in an entity in relation to the size and dilution of other shareholders gives the Group power to define the relevant activities of such entity.

 Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

IFRS 3 “Business Combination” allows up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

The Group recognizes any non-controlling interest in the acquire on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquire’s net assets based on an analysis of each individual combination.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement as “Bargain purchase gains”.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries are changed where necessary to ensure consistency with the policies adopted by the Group. The majority of subsidiaries have the same year-end as the Group’s, however, a small number of subsidiaries have non-coterminous year-ends. In these circumstances, special-purpose financial statements prepared as of June 30 of each year are used for purposes of the Group consolidation.

The Group conducts its business through several operating and holding subsidiaries. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held directly by the Group and the proportion of ownership interests held equals to the voting rights held by the Group. The country of incorporation or registration is also their place of business Subsidiaries are shown in alphabetical order.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

June 30, 2013	June 30, 2012	July 1, 2011

Name of the entity	Place of business / country of incorporation	Principal activities (*)	% of ownership interest held by the Group	% of ownership interest held by Non-controlling interest	% of ownership interest held by the Group	% of ownership interest held by Non-controlling interest	% of ownership interest held by the Group	% of ownership interest held by Non-controlling interest
Direct equity interest of APSA:
Apsamedia S.A.	Argentina	Consumer financing and advertising (**)	100.00%	-	100.00%	-	100.00%	-
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	10.00%	88.185%	11.815%	80.00%	20.00%
Conil S.A.	Argentina	Real estate	100.00%	-	100.00%	-	100.00%	-
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	46.32%	53.68%	46.32%	53.68%	46.32%
Fibesa S.A.	Argentina	Real estate	99.99996%	0.00004%	99.99996%	0.00004%	99.99996%	0.00004%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	20.00%	80.00%	20.00%	80.00%	20.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.07%	0.93%	98.14%	1.86%	98.14%	1.86%
Torodur S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-

(* )      The company engaged mainly in the “investment” business is a company without material assets and liabilities other than its respective equity holdings in operating companies.
(**)       Consumer financing is a residual business.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Non-controlling interest for the fiscal years ended June 30, 2013 and 2012 are Ps. 161,892 and Ps. 148,647, respectively. The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant. In quantitative terms, the Group considers significant those investments that individually represent at least 20% of the total equity attributable to non-controlling interest in subsidiaries at the each year end. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group. In accordance with what we mentioned above, the following non-controlling interests are considered material to the Group:

	Equity attributable to Non-controlling interest
Subsidiary	June 30, 2013	June 30, 2012
Panamerican Mall S.A.	126,503	122,883

The non-controlling interests for the remaining subsidiaries with non-controlling interests aggregate Ps. 35,389 and Ps. 25,764 as of June 30, 2013 and 2012, respectively. None of these subsidiaries have non-controlling interests which are individually considered material to the Group.

Summarized financial information on subsidiaries with material non-controlling interests and other information are included in Note 8.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is to say, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c)	Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

(d)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post- acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit / (loss) of an associate and joint ventures in the income statement of income.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in associates are considered significant. In quantitative terms, the investments that individually represent at least 20% of the total equity attributable to non-controlling interest in associates at the each year end are considered significant. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information and other information for associates are included in Note 10.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

(e)	Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income in the income statement and in other comprehensive income respectively.

When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to ‘share of profit/ (loss) of an associate and joint venture’ in the income statement.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in joint ventures are considered significant. In quantitative terms, the investments that individually represent at least 20% of the total equity attributable to non-controlling interest in joint ventures at the each year end are considered significant. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information and other information for significant joint ventures are included in Note 9.

2.4.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). This Committee is responsible for allocating resources and assessing performance of the operating segments. The operating segments are described in Note 7.

2.5.	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Argentine Pesos, which is the Group’s presentation currency.

(b)	Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of income within finance income and finance costs, as appropriate, unless they are capitalized as explained in Note 2.20.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.6.	Investment properties

Investment properties are those properties owned by the Group that are held either to earn long-term rental income or for capital appreciation and that are not occupied by The Group for its own operations. Properties occupied by associates or joint ventures are accounted for as investment properties in the consolidated financial statements. Investment property also includes properties that is being constructed or developed for future use as investment property. The Group also classifies land whose future use has not been determined yet as investment property.

When a property is partially owner-occupied, with the rest being held for rental income or capital appreciation, the Group accounts for the portions separately. The portion that is owner-occupied is accounted for as property, plant and equipment under IAS 16 “Property, Plant and Equipment” and the portion that is held for rental income or capital appreciation, or both, is treated as investment property under IAS 40 “Investment Property”.

The Group’s investment properties primarily comprise the Group’s portfolio of shopping centers and offices, certain property under development and other undeveloped land.

Investment property is measured initially at cost. Cost comprises the purchase price and directly attributable expenditures, such as legal fees, certain direct taxes, commissions and in the case of properties under construction, the capitalization of financial costs.

When the Group makes payments to third-party agents for services in connection with negotiating lease contracts with the Group’s lessees, these letting fees are capitalized within the carrying amount of the related investment property and amortized over the lease term.

Borrowing costs associated with properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized as from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment in the short term but only when activities necessary to prepare the asset for redevelopment are in progress.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The Group has adopted the cost model for all of its investment properties. Therefore, at the date of each statement of financial position, investment properties are carried at amortized cost, less impairment losses, if any. Under the cost model, an investment property is impaired if its carrying amount exceeds its recoverable amount. Where individual components of an item of investment property have different useful lives, they are accounted for as separate items, which are depreciated separately. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. These costs may include the cost of improving or replacing parts that are eligible for capitalization. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement as incurred.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment at the commencement of owner occupation. An item of owner-occupied property is reclassified to investment property when its use has changed and owner-occupation ceases. Where an investment property undergoes a change in use, evidenced by commencement of development with a view to sale, the property is transferred to trading properties.

Transfers in and out of the respective categories as described above do not change the carrying amount of the properties transferred, and they do not change the cost of the properties for measurement or disclosure purposes.

Land and property under constructions are not depreciated. Depreciation of the remaining investment properties is calculated, based on a component approach, using the straight-line method over the estimated useful life of each component, as follows:

Shopping centers portfolio	Between 10 and 29 years
Offices and other rental properties portfolio	Between 9 and 25 years

As of each period-end an evaluation is performed to determine the existence of indicators of any decrease in recoverable value or useful life of assets. Should there be indicator, the recoverable amount and/or residual useful life of impaired asset(s) is estimated, and an impairment adjustment is made, if applicable. On the balance sheet date, the residual useful life of assets is estimated and adjusted, if necessary.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount (see Note 2.10.).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Asset transfers, whether assets classified under investments properties are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a)   commencement of occupation of real property by the owner, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of owner occupation, where it is transferred from Property, plant and equipment to investment properties; or d) commencement of an operating lease transactions with a third party, where properties for sale is transferred to investment property.

The Group may sell its investment property when it considers they are not core to its ongoing rental business activities. Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. Gains or losses on disposals or retirements of investment properties are determined by comparing the net disposal proceeds and their carrying amounts at the date of disposal. The gains or losses are recognized in the statement of income and disclosed separately under the line item “Gains from disposal of investment property”. Gains from the sale of such property are recongnized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are recognized for generally when legal title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, the sale is accounted for where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method.

2.7.           Property, plant and equipment

This category primarily comprises buildings or portions of a building used for administrative purposes, machines, computers and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

All property, plant and equipment (PPE) are stated at historical cost less depreciation and impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Borrowing costs are directly attributable incurred for the purpose of acquiring, constructing or producing a qualifying PPE are capitalized as part of its cost. A qualifying PPE is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized during the period of construction or production of the eligible asset; such capitalization ceases once the necessary activities for the asset to have the intended use have been completed, or else capitalization is suspended while construction activity is suspended.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives, as follows:

Other buildings and facilities	Between 20 and 50 years
Furniture and fixtures	Between 3 and 10 years
Machinery and equipment	10 years
Vehicles	5 years
Others	3 years

As of each period-end an evaluation is performed to determine the existence of indicators of any decrease in recoverable value or useful life of assets. Should there be indicator, the recoverable amount and/or residual useful life of impaired asset(s) is estimated, and an impairment adjustment is made, if applicable. On the balance sheet date, the residual useful life of assets is estimated and adjusted, if necessary.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount (see Note 2.10.).

Gains from the sale of these assets are recognized when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

Gains and losses on disposals are determined by comparing the proceeds, net of direct expenses related to those proceeds, with carrying amount at the date of each transaction. Gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating income, net” in the income statement.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.8.	Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor:

Operating lease – properties leased out to tenants under operating leases are included in “Investment properties” in the statement of financial position. See Note 2.26 for the recognition of rental income.

Finance lease – the Group does not have any assets leased out under finance leases.

A Group company is the lessee:

Operating lease – leases in which substantially all risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease. Significant leases where the Group acts as lessee under operating leases mainly include principal offices.

Finance lease - leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Liabilities corresponding to finance leases, measured at discounted value, are included in current and non-current borrowings. Significant leases where the Group acts as lessee under finance leases include machinery and computer equipment.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.9.	Intangible assets

(a)	Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is initially measured as the difference between the fair value of the consideration transferred, plus the amount of non-controlling interest in the acquisition and, in business combinations achieved in stages, the acquisition-date fair value of the previously held equity interest in the acquisition and the net fair value of the identifiable assets and liabilities assumed on the acquisition date.

At acquisition goodwill is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment (see Note 2.10.). Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” on the statement of financial position.

Goodwill may also arise upon investments in associates and joint ventures, being the surplus of the cost of investment over the Group’s share of the fair value of the net identifiable assets. Such goodwill is recorded within investments in associates or joint ventures.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment.

(b)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of 3 years.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software product so that it will be available for use; (ii) management intends to complete the software product and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it can be demonstrated how the software product will generate probable future economic benefits; (v) adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and (vi) the expenditure attributable to the software product during its development can be reliably measured.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives, which does not exceed 3 years.

(c)	Rights of use

The Group acquired certain rights to exploit a plot of land and facilities. These rights primarily comprise the right to exploit the land and attached buildings and facilities known as Arcos del Gourmet (“Arcos”).

The Arcos land and attached facilities is owned by Administration of Railway Infrastructure (“ADIF”, as per its Spanish acronym), a governmental agency created for the management of certain state property, particularly assets pertaining to the railway system. The Arcos are the old warehouse and adjacent spaces below the tracks of the San Martin railway lines. The Group intends to develop an open air shopping project comprising shops, restaurants, cultural spaces and other facilities. The right was acquired as part of the Arcos acquisition and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over the period in which the economic benefits of use accrue. The right of use of Arcos will start to accrue economic benefits once construction works are completed. The Group must pay ADIF a fee on a monthly basis.

2.10.	Impairment of assets

(a)	Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. In order to determine whether any impairment loss should be recognized, the book value of cash-generating units or cash generating unit groups is compared against its recoverable value. Net book value of cash-generating units and cash generating unit groups include goodwill and assets with limited useful life (such as, investment properties, property, plant and equipment, intangible assets and working capital net).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period.

Recoverable amount of the cash-generating unit is the higher of fair value less costs-to-sell and value-in-use. The fair value is the amount at which a cash-generating unit may be sold in a current transaction between unrelated, willing and duly informed parties. Value-in-use is the present value of all estimated future cash flows expected to be derived from cash-generating units or cash-generating unit groups.

(b) Property, plant and equipment, investment properties and limited-duration intangible assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment, investment properties and limited-duration intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. When the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Assets or cash-generating units that have suffered an impairment loss are revised as of each balance sheet date to assess a potential reversal of such impairment. The impairment loss recognized in prior fiscal years may only be reversed if there has been a change in the estimates used to assess the recoverable value of assets or the cash-generating unit since the recognition of the impairment loss.

Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in the statement of income.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.11.	Trading properties

Trading properties comprises those properties either intended for sale or in the process of construction for sale. Trading properties are carried at the lower of cost and net realizable value. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at their cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and net realizable value.

Cost comprises all direct costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

Borrowing costs incurred for the purpose of acquiring, constructing or producing a qualifying trading property are capitalized as part of its cost. A qualifying trading property is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized while acquisition, construction or production is actively underway and cease once the asset is substantially complete or suspended if the development of the asset is suspended.

Net realizable value is the estimated selling price in the ordinary course of business less costs to complete redevelopment and selling expenses. If the net realizable value is lower than the carrying amount, a write-down is recognized for the amount by which the carrying amount exceeds its net realizable value. Write-downs are reversed when circumstances that caused the write-down cease to exist, or when net realizable value increases.

2.12.	Inventories

Inventories mainly include materials, supplies or other assets required to offer different services.

Supplies and the rest of materials and assets classified in this category are measured at the lower of cost or net realizable value. The cost of supplies, materials and other assets is determined using the weighted average cost method.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.13.	Financial instruments

(a)	Classification

The Group has adopted IFRS 9 in advance as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows.

Accordingly with this, the Group classifies its financial assets in the following categories: those to be measured at fair value and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt or an equity instrument.

Debt instruments

(i) Financial assets at amortized cost

A debt instrument is classified as ‘amortized cost’ only if both of the following criteria are met: i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in the debt instrument are considered in determining whether the cash flows of the instrument are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

At year-end, the Group’s financial assets at amortized cost comprise items of cash, trade and other receivables and investments in financial assets.

(ii) Financial assets at fair value through profit or loss

If either of the two criteria above is not met, the debt instrument is classified as ‘fair value through profit or loss’. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.

Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the statement of income.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

At year-end, the Group’s financial assets at fair value through profit or loss comprise mutual funds, mortgage bonds, government bonds, public companies and interest in Reciprocal Guarantee Companies (“SGR”, for its acronym in spanish).

Equity instruments

All equity instruments, which are not subsidiaries associate companies and joint venture of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss.

The Group decided to recognize changes in fair value of equity instruments through changes in profit or loss.

Changes in fair values and results from disposal of equity investments at fair value through profit or loss and dividends income are recorded within ”Financial results, net” in the statement of income.

(b)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date–the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income.

Results on debt instruments measured at amortized cost and not identified for hedging purposes are charged to income where the financial assets are derecognized or an impairment loss is recognized and during the amortization process under the effective interest method.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The Group is required to reclassify all affected investments in debt instruments when and only when its business model for managing those assets changes.

(c)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) the can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulties, defaults or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows.

The amount of the impairment is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

(d)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.14.	Derivative financial instruments and hedging activities

Derivatives financial instruments are initially recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used foreign exchange contracts, as deemed appropriate.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. To date the Group has not applied hedge accounting to any of its derivative financial instruments. Trading derivatives are classified as a current asset or liability on the statement of financial position. Results on derivatives are classified in the same line of the income statement in which results of covered items are recognized.

The fair values of financial instruments that are traded in active markets are computed by reference to market prices. The fair value of derivate financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

2.15.	Foreign-currency convertible debt

Foreign currency denominated convertible debt that is settled by delivering a fixed number of the issuing entity own equity instruments in exchange for a fixed amount of foreign currency fails the ¨fixed-for-fixed¨ requirement. Accordingly, the Group classifies the entire instrument as a financial liability in accordance with IAS 32 “Financial Instruments: Presentation” and subjects its recognition and measurement to the IFRS 9. The conversion option is an embedded derivative that is not clearly and closely related to the debt host instrument because the risks inherent in the derivative (equity risk) and the host are dissimilar. Therefore, the conversion option has been separated and classified as a derivative liability. The carrying value of the debt host contract at initial recognition is the difference between the consideration received and the fair value of the embedded derivative. The host foreign-currency debt is subsequently re-measured at amortized cost using the effective interest rate method and then retranslated at each reporting date using the closing exchange rate. Changes in the fair value of the embedded derivative are recognized in results for the period in which they arise under the line item “Financial results, net”.

2.16.	Trade and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

A provision of doubtful accounts is recorded when there is objective evidence that the Group may not be able to collect all receivables within their original payment term. Indicators of doubtful accounts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account.

In the case of larger non-homogeneous receivables, the Group generally measures the impairment provision on an individual basis. When assessed individually, the Group records a provision for impairment which amounts to the difference between the value of the discounted expected future cash flows of the receivable  and its carrying amount, taking into account the existing collateral, if any. This provision takes into consideration the financial situation of the debtor, the resources, payment track-record and, if applicable, the value of collateral.

The Group collectively evaluates for impairment smaller-balance homogeneous receivables, which are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Group applies allowance factors, which in the judgment of management represent the expected losses over the life of the receivables. In determining those factors, the Group considers the following: (i) delinquencies of the credits, (ii) loss history and the general behavior of clients, (iii) trends in volume and terms of receivables, (iv) the experience and depth of the debtors’ management, (v) national and local economic trends, (vi) concentrations of credit by individual credit size and by class of receivable, (viii) quality of receivable review system, and (vii) the effect of other external factors.

The amount of the provision of doubtful accounts is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the statement of income.

2.17.	Trade payables and other debts

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.18.	Tenant deposits

The Group generally obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits are generally equivalent to one month of lease rentals. Such deposits are treated as both a financial assets and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (refer to Note 2.26 for the recognition of rental income). The deposits are subsequently measured at amortized cost.

2.19.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

2.20.	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

The Group capitalizes borrowing costs on qualifying investment properties, property, plant and equipment and trading properties.

2.21.	Provisions

Provisions are recognized when: (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are not recognized for future operating losses.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The amount of its accruals are based on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized in the statement of Income.

2.22.	Employee benefits

(a)	Pension plans obligations

The Group operates a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are due.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c)	Bonus plans

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.23.	Share-based payments

The Group operates an equity incentive plan, under which certain selected employees, directors and top management of the Company, IRSA and CRESUD have a right to matching shares of their respective employer companies, although they must hold their purchased shares and remain with the employer entity for a certain period of time.

The fair value of the equity settled awards is measured at the date of grant. Management measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations.

The fair value of the share-based payment will be recognized in the statement of income under the straight-line method over the vesting period in which the right to the equity instrument becomes irrevocable (“vesting period”); such value shall be based on the best available estimate of the number of equity instruments expected to vest. Such estimate shall be revised provided subsequent information available indicates that the number of equity instruments expected to vest differs from original estimates.

2.24.	Current and deferred income tax

Tax expense for the year comprises the charge for tax currently payable and deferred taxation. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges within the applicable 10-year period, the Group recognizes the MPIT as a current or non-current receivable, as applicable, within “Trade and other receivables” in the statement of financial position.

2.25.	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Do not include bank overdrafts.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.26.	Revenue recognition

Revenue of Group´s activities principally derived from business activities carried out in shopping centers and mainly include rental income from shopping center properties leased under operating leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

Revenue from the sale of properties is recognized when: (a) material risks and benefits derived from title to property have been transferred; (b) the company does not retain any management function on the assets sold nor does it have any control whatsoever on such assets; (c) the amount of revenues and costs associated to the transaction may be measured on a reliable basis; and (d) the company is expected to accrue the economic benefits associated to the transaction.

Revenue from the provision of services is recognized when: (a) the amount of revenue and costs associated to the services may be measured on a reliable basis; (b) the company is expected to accrue the economic benefits associated to the transaction, and (c) the level of completion of services may be measured on a reliable basis.

Investment property activities of the Group:

•	Shopping centers portfolio

Primarily comprises rental income from shopping center properties lease out over operating leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

All lease agreements in Argentina are cancelable pursuant to Argentine Law 23,091 “Urban Real Estate” as amended by Law 24,808. Under this law, a lease is not cancelable within the first six months of the agreement, but provides that after that initial non-cancelable period, tenants may rescind agreements at any time upon giving prior written notice to lessors. Cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease.

The Group analized the definition of leasing term which IAS 17 provides that a non-cancelable lease is a lease that is cancelable only (a) upon the occurrence of some remote contingency, (b) with the permission of the lessor, (c) if the lessee enters into a new lease with the same lessor or (d) upon payment by the lessee of such an additional amount that, at inception of the lease, continuation of the lease is reasonably certain.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The Group has determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. The Group concluded that, even though a lease is cancelable under the law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. The Group reached this conclusion based on factors such as:  (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains); (iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group’s tenants only have stores in shopping centers with a few or none street stores.

Lessees of shopping centers are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Supplementary Rent”), which generally ranges between 4% and 10% of gross sales. Moreover, in accordance with agreements entered into for most locations, the Base Rent is subject to scheduled increases, typically between 7% and 24% per year over the term of the lease.

In addition, some lease contracts include provisions that set forth variable rent based on specific volumes of sales and other types of ratios.

Rental income from shopping center properties leased out under operating leases is recognized in the income statement on a straight-line basis over the term of the leases (‘rent averaging’). When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Tenants in the Group’s shopping centers are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the statement of income under a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements in its shopping center properties and consequently earns letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the statement of income on a straight-line basis over the term of the lease agreements.

Lease contracts also provide that common area maintenance (“CAM”) of the Group’s shopping centers are borne by the corresponding lessees, generally on a proportionally basis. These common area service charges (“CAM”) include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping centers. The lessor is responsible for determining the need and suitability of incurring a common area service charge. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group has assessed the substance of the transactions and concluded that the Group is acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services.

Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Under the lease contracts entered into, lessees also agree to participate in collective promotion funds (“CPF”) to be used in advertising and promoting the Group’s shopping centers. Each lessee’s participation is generally calculated as a percentage of the monthly rent accrued. Revenue so derived is also included under rental income and services segregated from advertising and promotion expenses. Such expenses are charged to income when incurred.

On the other hand, revenue includes income from managed operations and other services such as car parking lots. Those revenues are recognized on an accrual basis as services are provided.

•	Office and other rental properties portfolio

Rental income from office and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid by tenant.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Rental income from office and other rental properties leased out under operating leases is recognized in the income statement on a straight-line basis over the term of the leases (‘rent averaging’). When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, are recorded as income in the periods in which they are collected. Rent reviews are recognized when such reviews have been agreed with tenants.

Lease contracts also provide that common area service charges of the Group’s shopping centers are borne by the corresponding lessees, generally on a proportionally basis. These common area service charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping centers. The Group acts as the management of rent properties. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases. The Group accrues reimbursements from tenants for recoverable portions of all these expenses as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

•	Sales and Development activities

Revenue from sale and developments of real estate properties primarily comprises the results from the sale of trading properties. Results from the sale of properties are recognized only when the significant risks and rewards have been transferred to the buyer. This normally take place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized when these conditions are satisfied.

The Group applies IFRIC 15 “Agreements for the Construction of Real Estate”. IFRIC 15 gives guidance as to which standard applies when accounting for the construction of real estate; that is IAS 11 “Construction Contracts” or IAS 18 “Revenue”. IFRIC 15 interprets that an agreement meets the definition of a construction contract under IAS 11 when the buyer is able to specify the major structural elements of the design of the property either before or during construction. Furthermore, IFRIC 15 interprets that an agreement is for the sale of goods under IAS 18 when construction takes place independently of the agreement and the buyer has only a limited ability to influence the design. The Group has assessed the nature of its agreements and determined that they are within the scope of IAS 18. As a result, the Group recognizes revenue from the sale of open market private homes and commercial units entirely at the point of legal completion in accordance with IAS 18.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. Sometimes, the Group also receives cash as part of the transactions. The legal entitle together with all risks and rewards of ownership to the land are transferred to the developer upon sale. The Group generally requires the developer to issue surety insurances or to mortgage the land in favor of the Group as performance guarantee. In the event the developer does not fulfill its obligations, the Group forecloses the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

The Group determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of land are met at the time the transaction takes place. Revenue is then recognized at the fair value of the goods delivered, adjusted by the amount of cash received, if any. In exchange for the land given up, the Group receives cash, if any, and an in-kind receivable. Such receivable is initially recognized at fair value but is not subsequently remeasured. The in-kind receivable is classified as trading property in the statement of financial position.

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the significant risks and rewards are transferred to the buyer. This will normally take place when the deeds of title are transferred to the homebuyer.

However, the Group may market the residential apartments during construction or even before construction commences. In these situations, homebuyers generally surrenders a down payment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the unfulfillment of the developer's obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)
2.27.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any of Group´s companies purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.28.	Earnings (loss) per share:

Basic profit or loss per share is calculated by dividing the net profit or loss for the year attributable to equity holders of the parent by the weighted average of common shares outstanding during the year. Diluted net profit or loss per share is computed by dividing the net profit or loss for the year by the weighted average of common shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

In computing diluted profit or loss per share, income available to common shareholders used in the basic profit or loss per share calculation is adjusted to add back the after-tax amount of interest recognized in the year with respect to any debt convertible to common stock. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted profit or loss per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted profit or loss per share excludes potential common shares if their effect is anti-dilutive. As of June 30, 2012, the Group has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted result per share. See Note 36 for details.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.29.	Dividend distribution

Cash dividend distribution to the Group’s shareholders is recognized as a liability in the period in which the dividends are approved.

As indicated in Note 29, the Group has been refunded dividends deposited with the Caja de Valores. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Trade and Other Payables, if not forfeited.

2.30.	Dividends income

Dividends earned are recorded when the right to receive the payment is declared.

3.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”)

3.1.	Basis of preparation

The Comisión Nacional de Valores (“CNV”, the National Securities Commission in Argentina), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”), which adopt the IFRS, issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being the current financial statements the first annual financial statements prepared under IFRS.

Consequently, The Group’s transition date for the adoption of IFRS as defined by IFRS 1, First time adoption of International Financial Reporting Standards, is July 1, 2011.

These Consolidated Financial Statements for the fiscal year ended June 30, 2013, were prepared in accordance with IFRS, including the mentioned IFRS 1.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The Consolidated Financial Statements of the Group were prepared in accordance with generally accepted accounting principles used in Argentina ("collectivity Argentine GAAP"), which differ from IFRS in some significant areas. To prepare these Consolidated Financial Statements, the Management has modified certain valuation and presentation accounting policies that were previously applied under Argentine GAAP in order comply with the IFRS.

Comparative figures and figures as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation between equity figures of consolidated financial statements prepared in accordance with the Argentine GAAP on the transition date (July 1, 2011) and on the adoption date (June 30, 2012) and the income and other comprehensive income figures for the fiscal year ended June 30, 2012 and those presented in accordance with the IFRS in these consolidated financial statements, as well as the effects of the adjustments to cash flow.

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions N° 8 and 9 of the FACPCE and Resolutions of the CNV. IAS 1 ‘Presentation of Financial Statements’ requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Group changing the format of its statement of income, statement of financial position and statement of cash flow, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

3.2.	Initial elections upon adoption of IFRS

IFRS exemption options

As a general rule, the Group is required to establish its IFRS accounting policies for the year ended June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions afforded by IFRS 1 ‘First-time adoption of International Financial Reporting Standards’ as further described below:

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, ‘Business combinations’, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Group elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

Exemption for deemed cost

Under Argentine GAAP the Group’s financial statements were prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from this date financial statements were no longer restated up to December 31, 2001.

As from January 1st, 2002 effects for inflation restarted to be recognized. In conformity with Resolution No. 441/03 issued by the Argentine Securities Commission, the Group discontinued the restatement of financial statements as from March 1, 2003. IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The inflation adjustment made by the Group under Argentine GAAP meets the criteria set forth by IFRS 1 to be treated as a restatement as per prior applicable standard. Therefore, the Group elected to measure certain items of property, plant and equipment and investment properties at price-adjusted values as at July 1, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Group adopted a cost-based policy for all of its assets. As such, the Group used the fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment properties and property, plant and equipment (primarily shopping centers and office buildings) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16, “Property, plant and equipment”.

Exemption for compound financial instruments

IFRS 1 provides that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Group elected not to restate convertible debt instruments that were not outstanding at the date of transition.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Group elected to apply the provisions of IAS 23 (revised) “Borrowing costs” prospectively from the date of transition.

Exemption for assets and liabilities of subsidiaries.

In accordance with IFRS 1, if a parent company adopts IFRS subsequent to its subsidiary, associate or joint venture adopting IFRS, the assets and liabilities of the subsidiary, associate or joint venture are to be included in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes for the Group’s accounting policies upon consolidation, as applicable. The Group’s associate, Tarshop, adopted IFRS for the year ended December 31, 2011.

The group has not used other optional exemptions of IFRS 1.

IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Argentine GAAP to IFRS.

Exception for estimates

IFRS estimates as at July 1, 2011 are consistent with the estimates as at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Group under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Exception for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under Argentine GAAP, the Group accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Group did not restate these acquisitions prior to transition date.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 “Consolidated financial statements” for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Group recognizes any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

3.3.	Reconciliations of Argentine GAAP to IFRS

In accordance with the requirements of Technical Resolution No. 26 and 29 of the FACPCE, set out below are the reconciliations of shareholders’ equity from Argentine GAAP to IFRS at June 30, 2012 and July 1, 2011, and the reconciliations of comprehensive income and cash flows for the year ended June 30, 2012. The reconciliations included below were prepared based on the IFRS standards that are applicable for the Group for these financial statements.

The first reconciliation provides the impact on equity of the transition at July 1, 2011 and June 30, 2012 (Note 3.3.1.). The second reconciliation provides the impact on comprehensive income for the fiscal year ended June 30, 2012 (Note 3.3.2.). The following reconciliations provide details of the impact of the transition on:

•	Statement of Financial Position at July 1, 2011 (Note 3.3.3.)
•	Statement of Financial Position at June 30, 2012 (Note 3.3.4.)
•	Statements of comprehensive income for the fiscal year ended June 30, 2012 (Note 3.3.5.)
•	Statement of cash flow for the year ended June 30, 2012 (Note 3.3.6.)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.1.	Summary of equity

	Ref. 3.3.7.3.	July 1, 2011	June 30, 2012
Total shareholders’ equity under Argentine GAAP attributable to Alto Palermo S.A.		788,274	828,047
Revenue recognition – “scheduled rent increases”	(A)	47,546	74,863
Revenue recognition – “letting fees”	(B)	(35,447)	(44,446)
Trading properties	(C)	(25,694)	(16,033)
Pre-operating and organization expenses ….	(D)	(21,961)	(20,903)
Goodwill	(E)	27,685	25,651
Non-current investments – financial assets….	(F)	12,255	6,090
Initial direct costs on operating leases	(G)	232	351
Tenant deposits	(H)	43	111
Impairment of financial assets	(I)	(2,088)	(519)
Present value accounting – tax credits	(J)	10,943	5,803
Investments in associates	(K)	(6,454)	(11,609)
Investments in joint ventures	(L)	-	28
Acquisition of non-controlling interest	(M)	-	(14,773)
Deferred income tax	(N)	(107)	(8,565)
Non-controlling interest on adjustment above	(O)	691	(220)
Subtotal shareholders’ equity under IFRS attributable to Alto Palermo S.A.		795,918	823,876
Non-controlling interest		136,836	148,647
Total shareholders’ equity under IFRS		932,754	972,523

3.3.2.	Summary of comprehensive income

	Ref. 3.3.7.3.	06.30.12
Net comprehensive income under Argentine GAAP attributable to Alto Palermo S.A.		327,842
Revenue recognition – “scheduled rent increases”	(A)	27,317
Revenue recognition – “letting fees”	(B)	(8,999)
Trading properties	(C)	9,661
Pre-operating and organization expenses	(D)	1,058
Goodwill	(E)	(2,034)
Non-current investments – financial assets	(F)	(6,165)
Initial direct costs on operating leases	(G)	119
Tenant deposits	(H)	68
Impairment of financial assets	(I)	1,569
Present value accounting – tax credits	(J)	(5,140)
Investments in associates	(K)	(5,155)
Investments in joint ventures	(L)	28
Deferred income tax	(N)	(8,458)
Non- controlling interest on adjustment above	(O)	336
Net comprehensive income under IFRS attributable to Alto Palermo S.A.		332,047
Non-controlling interest		13,597
Total net comprehensive income under IFRS		345,644

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.3.	Reconciliation of Statement of Financial Position at July 1, 2011

	Argentine GAAP balances I	Ref. 3.3.7.2.	Reclassifications III	Ref. 3.3.7.3.	Measurement adjustments IV	IFRS balances V
ASSETS
Non-Current Assets
Investment properties	-	a)	1,554,681	G	232	1,554,913
Property, plant and equipment	1,504,698	a) f) g)	(1,487,296)		-	17,402
Trading properties	-	b) c)	39,941	C	(7,164)	32,777
Intangible assets	42,732	g)	1,069	D	(21,056)	22,745
Investments in associates and joint ventures	55,626	f)	(1,538)	K	(6,454)	47,634
Deferred income tax assets	10,021		-	N	12,769	22,790
Income tax receivables	4,778		-		-	4,778
Trade and other receivables	43,176		-	A J	35,806	78,982
Investments in financial assets	-	d)	64,001	F	12,255	76,256
Investments	156,794	a) b) d)	(156,794)		-	-
Inventories	26,753	b) c)	(26,753)		-	-
Negative goodwill	(27,685)		-	E	27,685	-
Total Non-Current Assets	1,816,893		(12,689)		54,073	1,858,277

Current Assets
Trading properties	-	b)	32,754	C D	(18,530)	14,224
Inventories	40,138	b)	(32,754)		-	7,384
Trade and other receivables	292,143	f)	12,689	A I	19,690	324,522
Investments in financial assets	-	e)	29,396		-	29,396
Investments	29,396	e)	(29,396)		-	-
Cash and cash equivalents	145,552		-		-	145,552
Total Current Assets	507,229		12,689		1,160	521,078
TOTAL ASSETS	2,324,122		-		55,233	2,379,355

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Ref. 3.3.7.2.	Reclassifications III	Ref. 3.3.7.3.	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	125,961		-		-	125,961
Inflation adjustment of share capital	84,621		-		-	84,621
Share premium	536,290		-		-	536,290
Appraisal revaluation	3,953	j)	(3,953)		-	-
Legal reserve	26,045		-		-	26,045
Reserve for new developments	183		-		-	183
Voluntary reserve	147		-		-	147
Retained earnings	11,074	j)	3,953		7,644	22,671
Equity attributable to equity holders of the parent	788,274		-		7,644	795,918
Non-controlling interest	137,527		-	O	(691)	136,836
TOTAL SHAREHOLDERS' EQUITY	925,801		-		6,953	932,754

LIABILITIES
Non-Current Liabilities
Trade and other payables	126,127		-	B H	17,807	143,934
Borrowings	615,503		-		-	615,503
Deferred income tax liabilities	124,808		-	N	12,876	137,684
Provisions	12,829		-		-	12,829
Total Non-Current Liabilities	879,267		-		30,683	909,950

Current Liabilities
Trade and other payables	306,948		-	B H	17,597	324,545
Income tax liabilities	66,163		-		-	66,163
Payroll and social security liabilities	24,061		-		-	24,061
Borrowings	121,615		-		-	121,615
Provisions	267		-		-	267
Total Current Liabilities	519,054		-		17,597	536,651
TOTAL LIABILITIES	1,398,321		-		48,280	1,446,601
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	2,324,122		-		55,233	2,379,355

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.4.	Reconciliation of Statement of Financial Position at June 30, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 3.3.7.2.	Reclassifications III	Ref. 3.3.7.3.	Measurement adjustments IV	IFRS balances V
ASSETS
Non-Current Assets
Investment properties	1,336	-	a)	1,552,107	G	351	1,553,794
Property, plant and equipment	1,581,826	(110,288)	a) f) g)	(1,454,053)		-	17,485
Trading properties	-	-	b) c)	46,084	C	(10,750)	35,334
Intangible assets	68,037	(5,896)	g)	906	D M	(40,546)	22,501
Inventories	32,896	-	b) c)	(32,896)		-	-
Investments in associates and joint ventures	48,209	77,795		-	E K L	(11,549)	114,455
Deferred income tax assets	8,896	-		-	N	14,571	23,467
Income tax receivables	4,002	-		-		-	4,002
Trade and other receivables	34,671	(1,433)		-	A J	45,648	78,886
Investments in financial assets	-	-	d)	98,903	F	6,090	104,993
Investments	231,810	-	a) b) d)	(231,810)		-	-
Negative goodwill	(25,619)	-		-	E	25,619	-
Total Non-Current Assets	1,986,064	(39,822)		(20,759)		29,434	1,954,917

Current Assets
Trading properties	-	-	b)	5,136	C	(1,124)	4,012
Inventories	15,544	(14)	b)	(5,136)		-	10,394
Trade and other receivables	336,688	(5,173)	f)	20,759	A I	34,499	386,773
Investments in financial assets	-	(1,052)	e)	46,124		-	45,072
Investments	46,124	-	e)	(46,124)		-	-
Cash and cash equivalents	103,954	(1,256)		-		-	102,698
Total Current Assets	502,310	(7,495)		20,759		33,375	548,949
TOTAL ASSETS	2,488,374	(47,317)		-		62,809	2,503,866

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 3.3.7.2.	Reclassifications III	Ref. 3.3.7.3.	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	125,989	-		-		-	125,989
Inflation adjustment of share capital	84,621	-		-		-	84,621
Share premium	536,300	-		-		-	536,300
Reserve for share-based compensation	2,138	-		-		-	2,138
Appraisal revaluation	3,953	-	j)	(3,953)		-	-
Legal reserve	39,074	-		-		-	39,074
Acquisition of additional interest in subsidiaries	-	-		-	M	(16,020)	(16,020)
Retained earnings	35,972	-	j)	3,953		11,849	51,774
Equity attributable to equity holders of the parent	828,047	-		-		(4,171)	823,876
Non-controlling interest	148,427	-		-	O	220	148,647
TOTAL SHAREHOLDERS' EQUITY	976,474	-		-		(3,951)	972,523

LIABILITIES
Non-Current Liabilities
Trade and other payables	142,117	(4,120)		-	B C H	22,211	160,208
Borrowings	697,979	(17,429)		-		-	680,550
Deferred income tax liabilities	108,746	(6,044)		-	N	18,266	120,968
Provisions	11,593	-		-		-	11,593
Total Non-Current Liabilities	960,435	(27,593)		-		40,477	973,319

Current Liabilities
Trade and other payables	337,433	(1,836)		-	B H	26,283	361,880
Income tax liabilities	105,415	(4)		-		-	105,411
Payroll and social security liabilities	26,411	(240)		-		-	26,171
Borrowings	82,206	(17,644)		-		-	64,562
Total Current Liabilities	551,465	(19,724)		-		26,283	558,024
TOTAL LIABILITIES	1,511,900	(47,317)		-		66,760	1,531,343
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	2,488,374	(47,317)		-		62,809	2,503,866

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.5.	Reconciliation of Statement of comprehensive income for the year ended June 30, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 3.3.7.2.	Reclassifications III	Ref. 3.3.7.3.	Measurement adjustments IV	IFRS balances V
Revenues	923,618	(6,300)	h) i)	435,773	A B C H	14,346	1,367,437
Costs	(209,923)	3,696	h)	(435,710)	C D G	22,659	(619,278)
Gross Profit / (Loss)	713,695	(2,604)		63		37,005	748,159
General and administrative expenses	(58,746)	494		-	D E	69	(58,183)
Selling expenses	(45,986)	706		-	G I	1,904	(43,376)
Gain from recognition of assets at net realizable value	8,870	-		-	C	(8,870)	-
Other operating income, net	-	-	i)	(21,874)	D	1,058	(20,816)
Profit / (Loss) from Operations	617,833	(1,404)		(21,811)		31,166	625,784
Share of profit / (loss) of associates and joint ventures	10,125	(1,272)		-	E K L	(5,095)	3,758
Amortization of goodwill, net	2,105	31		-	E	(2,136)	-
Other income, net	(21,872)	61	i)	21,811		-	-
Profit / (Loss) from Operations Before Financing and Taxation	608,191	(2,584)		-		23,935	629,542
Financial results, net	(94,691)	1,817		-	C F J H	(11,608)	(104,482)
Profit / (Loss) Before Income Tax	513,500	(767)		-		12,327	525,060
Income tax expense	(171,725)	767		-	N	(8,458)	(179,416)
Profit for the year	341,775	-		-		3,869	345,644

Attributable to:
Equity holders of the parent	327,842	-		-		4,205	332,047
Non-controlling interest	13,933	-		-		(336)	13,597

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.6.	Reconciliation of Statement of cash flow for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Group has made the following reclassification between operating investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

(a)	Operating activities

06.30.2012
Net cash generated from operating activities under Argentine GAAP	623,753
Direct cost capitalization	119
Deconsolidation of joint ventures	(7,005)
Foreign exchange gain on cash and cash equivalents	(2,962)
Net cash generated from operating activities under IFRS	613,905

(b)	Investing activities

06.30.2012
Net cash used in investing activities under Argentine GAAP	(251,436)
Acquisition of additional interest in subsidiaries	7,363
Direct cost capitalization	(119)
Deconsolidation of joint ventures	(15,337)
Net cash used in investing activities under IFRS	(259,529)

(c)	Financing activities

06.30.2012
Net cash used in financing activities under Argentine GAAP	(413,915)
Acquisition of additional interest in subsidiaries	(7,363)
Deconsolidation of joint ventures	21,086
Net cash used in financing activities under IFRS	(400,192)

(d)	Net increase / (decrease) in cash and cash equivalents

06.30.2012
Net increase / (decrease) in cash and cash equivalents under Argentine GAAP	(41,598)
Foreign exchange gain on cash and cash equivalents	(2,962)
Deconsolidation of joint ventures	(1,256)
Net increase / (decrease) in cash and cash equivalents under IFRS	(45,816)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.7.	Explanation of the transition to IFRS

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Argentine GAAP accounting policies and the current IFRS applied by the Group. Only the differences having an impact on the Group are explained below. The following is not a complete summary of all of the differences between Argentine GAAP and IFRS. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the reconciliations above, which reflect the quantitative impacts from each change.

Column I in the tables on previous pages represents the historical Argentine GAAP balances prior to transition as published in the latest Group’s Argentine GAAP financial statements as of and for the year ended June 30, 2012 compared to the transition date (July 1, 2011). However, certain reclassifications and/or groupings have been made to such information in Column I to avoid lengthy explanations of certain format changes introduced in these first IFRS financial statements. The following changes have been made to the statement of financial position included in Column I:

(1)
The line items "Trade accounts receivables" and "Other receivables" have been grouped into the new line item "Trade and other receivables”, with the exception of income tax receivables which have been shown separately.

(2)
The line items “Trade acounts payables”, “Advances from customers”, “Taxes payable”, “Other liabilities” and “Dividends payable”  have been also grouped into the new line item “Trade and other payables”, with the exception of income tax currently payable and deferred income taxes which have been shown separately.

(3)	Goodwill which was previously disclosed separately offsetting negative goodwill has been included as part of “Intangible assets”.

(4)	Cash equivalents previously disclosed as part of the line item current investments have been grouped together with cash and banks, in the line named “Cash and cash equivalents”.

(5)	Investments in associates and joint ventures previously included as part of “Non-current investments” have been grouped into the new line item “Investments in associates and joint ventures”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(6)
The portion of equity in a subsidiary not attributable directly or indirectly to a parent is known as “Minority interest” and is classified as a separate component between the liability and equity sections of the statement of financial position (mezzanine section) IFRS 10 “Consolidated financial statements” specifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. The Group has non-controlling interest in more than one subsidiary. Accordingly, the Group aggregated its various non-controlling interests on the consolidated statements, renamed them as “Non-controlling interest” and reclassified the aggregated amount from the mezzanine section to shareholders’ equity at transition date.

The following changes have been made to the statement of comprehensive income for the year ended June 30, 2012:

(1)
The format of the income statement has been restructured to simplify its reading. To that effect, all revenue streams of the Group which were previously disclosed separately (i.e. leases and services, consumer financing and others), together with its corresponding costs of sales, have been aggregated into two line items titled "Revenues" and "Costs" in Column I. Revenue and costs are then cross-referenced to respective notes in the financial statements where a detailed breakdown of the items included is provided per line of business.

(2)
Pursuant to the Argentine GAAP in force, the share of losses and profits from associates and joint ventures is shown after financial results, on the basis that they arise from investing activity. Likewise, under IFRSs, the share of profits and losses from associates and joint ventures is generally shown after financial results. However, where associates and joint ventures are an integral vehicle for the conduct of the Group’s operations, it is more appropiate to include the share of profits and losses from associates and joint ventures before finance costs. In accordance with its strategy, the Group conducts its operations through associates and/or joint ventures. Therefore, under the IFRSs, the Group shows the profits or losses from associates and joint ventures before the finance costs. For simplicity, the share of profits and losses from associates is shown before financial results in Column I.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(3)
Non-controlling interests in the income of a consolidated subsidiary which was previously classified as a component of net earnings within the income statement has been presented as an allocation of net earnings in Column I. As part of the adoption to IFRS, the term "Minority interest" has also been replaced with the new term "Non-controlling interest" in accordance with IAS 1.

(4)
Under Argentine GAAP, financial results are separated between those that are generated by assets and those that are generated by liabilities. Under IFRS, the Group adopted a policy of presenting finance income and finance costs separately in the face of in the income statement. For simplicity, the Group reclassified the Argentine GAAP numbers shown on the line items “Financial results generated by assets” and “Financial results generated by liabilities”, into “Financial income” or “Financial costs”, as appropiate, in Column I.

3.3.7.1.	Deconsolidation of joint ventures (Column II)

Argentine GAAP – Entities in which the Group has joint control are proportionately consolidated. As of July 1st, 2011, the Group did not have joint venture´s investments. As at June 30, 2012, joint ventures of the Group are Nuevo Puerto de Santa Fe S.A. and Quality Invest S.A..

IFRS – The Group has assessed the nature of its joint arrangements in line with IFRS 11 “Joint Arrangements” and determined them to be joint ventures. Joint ventures are accounted for under the equity method of accounting.

As a result, the Group deconsolidated the accounts of the joint ventures and presented them as a single line item on the face of the statement of financial position. Column II titled “Deconsolidation of joint ventures” reflects the elimination on a line-by-line basis of the Argentine GAAP pro-rata equity interest in the joint ventures and recognition of the Group’s investments in the joint ventures as a single line item titled “Investments in associates and joint ventures” on the statement of financial position and as a single line item titled “Share of profit or loss of associates and joint ventures”. The impact of the IFRS adjustments on joint venture balances in further discussed in Note 3.3.7.3. (L) below.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.7.2.	Presentation reclassifications (Column III)

Presentation reclassifications affecting the statement of financial position

The column titled “Reclassifications” reflects the differences in content and format between the statement of financial position under Argentine GAAP and IFRS. Unless otherwise stated, amounts have been reclassified for presentational purposes under IFRS prior to affecting the corresponding IFRS adjustments, as applicable, to the Argentine GAAP amounts. The impact of the IFRS adjustments on reclassified balances is included in Column IV titled ¨Measurement Adjustments¨ and is further discussed in Note 3.3.7.3. below. Unless otherwise stated, these presentation reclassifications affect both the statement of financial position as at transition date, i.e. July 1, 2011, and June 30, 2012.

(a)	Investment properties

Argentine GAAP – There are not specific requirements for presentation of investment properties. Accordingly, the Group does not present separately investment properties and includes it as part of property, plant and equipment and non-current investments.

Certain properties of the Group is being partially owner-occupied while the rest is being rented out to third parties. There is no such distinction under Argentine GAAP. Portions that are owner-occupied are accounted for and presented in the same way as portions that are being rented out.

There is no distinction under Argentine GAAP and property rented out to associates or joint ventures are accounted for as property, plant and equipment.

IFRS – IAS 1 “Presentation of Financial Statements” requires investment properties to be presented as a separate line item on the face of the statement of financial position within non-current assets.

In addition, the portions of the property that are being owner-occupied are accounted for and presented as property, plant and equipment under IAS 16 while the portions being rented out are treated and presented as investment property under IAS 40.

As a result, the Group reclassified the corresponding amounts of Ps. 1,475,076 and Ps. 1,432,388 out of property, plant and equipment and Ps. 79,605 and Ps. 119,719 out of non-current investments as at July 1, 2011 and June 30, 2012, respectively, into a new line item titled “Investment properties” under IFRS.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(b)	Trading properties

Argentine GAAP – There are not specific requirements for separate presentation of trading properties. Trading properties is included as part of inventories and non-current investments.

IFRS – Trading properties are inventories under IAS 2 “Inventories”. The Group also has materials and supplies, and other items classified as inventories under IAS 2. Due to the significance and different nature of these inventories, the Group decided to present trading properties separately.

As a result, the Group reclassified the corresponding amounts of Ps. 36,198 and Ps. 14,424 out of inventories and Ps. 13,188 and Ps. 13,188 out of non-current investments as at July 1, 2011 and June 30, 2012, respectively, into a new line item titled “Trading properties” under IFRS.

(c)	In-kind receivables from barter transactions

Argentine GAAP – In-kind receivables from barter transactions representing the Group’s right to receive residential apartments to be constructed by a third-party developer are classified as inventory on the face of the statement of financial position.

IFRS – In-kind receivables, representing the Group’s right to receive residential apartments to be constructed by a third-party developer, are not financial assets under IFRS. These in-kind receivables are akin to trading property and they are classified accordingly in current or non-current assets, as appropriate.

The Group reclassified the corresponding amounts of Ps. 23,309 and Ps. 23,608 as at July 1, 2011 and June 30, 2012, respectively, out of inventories into the new line item titled “Trading properties” within non-current or current assets, as appropriate, under IFRS.

(d)	Non-current investments – investments in financial assets

Argentine GAAP – There are not specific requirements for separate presentation of financial assets. Certain financial assets carried at cost under Argentine GAAP were included within non-current investments.

IFRS – IAS 1 “Presentation of Financial Statements” requires financial assets carried at fair value through profit or loss to be presented as a separate line item on the face of the statement of financial position.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The Group reclassified the corresponding amounts of Ps. 64,001 and Ps. 98,903 as at July 1, 2011 and June 30, 2012, respectively, out of non-current investments into a new line item titled “Investments in financial assets” within non-current assets under IFRS.

(e)	Current investments – investments in financial assets

Argentine GAAP – Certain instruments carried at fair value are included within the line item investments in the face of the statement of financial position.

IFRS – These investments are also carried at fair value but they are separately disclosed in the new line item titled “Investments in financial assets”.

The Group reclassified the corresponding amounts of Ps. 29,396 and Ps. 46,124 as at July 1, 2011 and June 30, 2012, respectively, out of investments into “Investments in financial assets” under IFRS.

(f)	Advances for purchases of property, plant and equipment, inventories and investments in associates and joint ventures

Argentine GAAP – Receivables representing money advances made for the purchase of items of property, plant and equipment, inventories and investments in associates and joint ventures are shown as part of their respective balances.

IFRS – Advances for the purchase of items of investment properties, property, plant and equipment, inventories and investments in associates and joint ventures are not considered part of these balances until the respective item is received, and, thus, they are shown within “Trade and other receivables”.

As a result, the Group reclassified Ps. 11,151 and Ps. 20,759 from property, plant and equipment, and Ps. 1,538 and Ps. 0 from investments in associates and joint ventures as at July 1, 2011 and June 30, 2012, respectively, into “Trade and other receivables”.

(g)	Software

Argentine GAAP – Under Argentina GAAP, the Group classified software into Property, plant and equipment.

IFRS – Software is not considered part of property, plant and equipment thus, it is shown within “Intangible assets”.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, the Group reclassified the corresponding amounts of Ps. 1,069 and Ps. 906 as at July 1, 2011 and June 30, 2012, respectively, out of property, plant and equipment into “Intangible assets” under IFRS.

Presentation reclassifications affecting the statement of comprehensive income

(h)	Revenue – service income and service charges

Argentine GAAP – The Group structures its operating leases to allow for recovery of a significant portion of property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from tenants. A substantial portion of the Group’s leases require the tenants to reimburse the Group for a substantial portion of operating expenses, including common area maintenance, real estate taxes and insurance. The Group’s tenants are required to pay for their proportionate share of property common operating costs. These expenses (“service charge expenses”) are incurred and paid by the Group and subsequently charged to tenants without any mark-up (“service charge income”).

Under Argentine GAAP, service charge income and service charge expense are offset and presented net in the income statement.

IFRS – IAS 18 states that whether an entity is acting as a principal or an agent in transactions is dependent on the facts and circumstances of the relationship. The Group has assessed the substance of the transactions and concluded that the Group is acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services.

Therefore, service charge income is presented separately from property operating expenses. Property operating expenditure not recovered from tenants or when the property is vacant are charged to the income statement as incurred. The Group’s advertising and promotional costs are expensed as incurred.

As a result, under IFRS, Ps. 435,710 for the year ended June 30, 2012 were recognized for service charge income as a component of Group’s revenue with a corresponding amount of service charge expense as a component of Group’s costs. As the Group charges tenants the same amounts expensed with suppliers without any mark-up, there is no impact on operating income, net income or cash flows.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(i)	Other operating income, net

Argentine GAAP – Under Argentine GAAP, certain income and expense items are included as part of financial results or other non-operating income and expenses, as appropriate. These items primarily comprise donations, among others.

IFRS – Under IFRS, income and expense items are generally presented according to their nature and the Group’s disclosure policies. Those items are generally presented under IFRS as “Other operating income, net”.

As a result, under IFRS, the Group has reclassified gains or losses on these items to “Revenues” and “Other operating income, net”, for the year ended June 30, 2012.

Presentation reclassifications affecting the statement of changes in shareholders´ equity

(j)	Appraisal revaluation

Argentine GAAP – Fixed assets include Ps. 3,953 resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity.

IFRS – Under IFRS and following with the comments made on the deemed cost exemption, the Group has relied on revaluations made under the prior standard and the balance of the valuation reserve was reclassified as retained earnings.

Presentation reclassifications affecting the statement of cash flows

Pursuant to Argentine GAAP, the Group proportionally consolidated the joint ventures’ accounts. Consequently, a difference is generated between the amount of cash and cash equivalents reported in the main statement of cash flows and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

On the other hand, under Argentine GAAP in force, the effect of exchange rate changes on cash and cash equivalents was shown as part of operating activities and not under a fourth category in the statement of cash flows as required by the IFRS.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Additionally, pursuant to Argentine GAAP, proceeds derived from sale of property, plant and equipment (including properties classified as investment property under IFRS) was reported as operating activities. In accordance with IFRS, proceeds derived from sale of investment properties and property, plant and equipment is reported as investment activities.

Finally, pursuant to Argentine GAAP, acquisitions of non-controlling interest were reported as investing activities, whereas, in accordance with IFRS, it must be reported as cash from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared under Argentine GAAP.

3.3.7.3.	Measurament adjustments (Column IV)

Argentine GAAP differs in certain significant respects from IFRS. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

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

IFRS – The Group applied IAS 17 ‘Leases’. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

As a result, the Group recognized a receivable for rent averaging of Ps. 47,546 and Ps. 74,863 in the line item “trade and other receivables” as at July 1, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 47,546 against retained earnings and an amount of Ps. 27,317 was recognized against the line item titled “Revenues” in the statement of income.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(B) Revenue recognition – “letting fees”

Argentine GAAP – The Group does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Group acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Group) have signed the related lease contract.

IFRS – The Group considers that in these circumstances payments received from tenants for “letting fees” are not different from other payments received such as admission rights. Accordingly, revenues from letting fees is recognized under the straight-line method over the lease term.

In the line item “Trade and other payables”, payments received from tenants for “letting fees” of      Ps. 35,447 and Ps. 44,446 were deferred as at July 1, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012 an amount of Ps. 35,447 was recognized against retained earnings and an amount of Ps. 8,999 was recognized against the line item titled “Revenues” in the statement of income.

(C) Trading properties

Argentine GAAP –Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed. Gain on the revaluation of trading property to net realizable value is shown as “Gain from recognition of inventories at net realizable value” in the statement of income.

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenues from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts. For conditional exchanges, sales are recognized when these conditions are satisfied.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, the Group eliminated the effect of inflation adjustment on trading properties for a total of Ps. 10,730 and Ps. 7,164 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings.
 For the year ended June 30, 2012, an amount of Ps. 10,730 was recognized against retained earnings and an amount of Ps. 3,566 was recognized against the line item “Costs” in the statement of income.

On the other hand, the Group adjusted the revaluation of trading properties due to property contracts made prior year-end and for which title had not been transferred as of that date, for an amount of Ps. 14,964 and Ps. 8,869 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Group recognized: (i) a gain of Ps. 19,309 against “Costs” in the statement of income, (ii) a decrease of Ps. 4,318 in the line “Revenues” and,  (iii) a decrease for an amount of Ps. 8,870 in the line “Gain from recognition of inventories at net realizable value”, as shown in the statement of income according to Argentine GAAP, (iv) a decrease of Ps. 26 in the line “Finance income”, and (v) the remaining amount of Ps. 14,964 against retained earnings.

(D) Pre-operating and organization expenses

Argentine GAAP – Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS – IFRS prescribes that pre-operating expenses cannot be attributed to the cost of properties, plant and equipment, investing properties, trading properties or the formation of intangible assets and are immediately recognized as expenses.

As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP for an amount of Ps. 21,961 and Ps. 20,903, as at July 1, 2011 and June 30, 2012, respectively, were derecognized under IFRS. As at July 1, 2011, the adjustment was recognized against retained earnings. For year ended June 30, 2012 the Group recognized: (i) a gain of Ps. 3,170 against “Costs” in the statement of income, (ii) a loss of Ps. 2,112 against “General and administrative expenses” in the statement of income, and (iii) the remaining amount of Ps. 21,961 against retained earnings.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(E) Goodwill

Goodwill

Argentine GAAP – The Group accounts for acquisitions of businesses and non-controlling interests under the purchase method of accounting. Under the mentioned method, the Group allocates the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS – As noted in Note 3.2., the Group has applied the exemptions and exceptions in IFRS 1 for business combinations and acquisitions of non-controlling interests.

Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date totaling Ps. 506. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under IFRS.

In accordance with IFRS, goodwill is not amortized; it is, instead, tested for impairment annually. Goodwill has been tested at transition date and no impairment has been recognized. The amortization for the year ended June 30, 2012 was Ps. 32. As a result, this amortization charge has been adjusted against the line item “Amortization of goodwill”, which is disclosed in the statement of income under Argentine GAAP.

Negative Goodwill

Argentine GAAP – Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest is lower than the carrying amount of the acquired assets and assumed liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortizes it over the period considered to justify negative goodwill not exceeding 20 years.  However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a nil.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's interest in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position and amortizes it over the period considered to justify negative goodwill not exceeding 20 years. Such amortization is recognized under the line “Share of profit of associates and joint ventures” in the income statement.

IFRS – As noted in Note 3.2., the Group has applied the exemptions and exceptions in IFRS 1 for business combinations and acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated, and the carrying amount of negative goodwill under IFRS as of July 1, 2011 equals the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor's interest in the net fair values of the associates and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS for an amount of Ps. 27,685 and Ps. 25,619 as at July 1, 2011 and June 30, 2012, respectively. Additionally, the balances of investments in associates and joint ventures in the statement of financial position under Argentine GAAP were derecognized under IFRS for an amount of Ps. 186 and Ps. 112 as at July 1, 2011 and June 30, 2012, respectively.

During July 1, 2011, the adjustment was recognized against retained earnings. For year ended June 30, 2012 the Group recognized (i) a loss of Ps. 69 against “General and administrative expenses” in the statement of income, (ii) a decrease of Ps. 2,136 in the line item “Amortization of goodwill” which, in line with Argentine GAAP, is disclosed in the statement of income, and (iii) the remaining amount of Ps. 27,685 against retained earnings.

(F) Non-current investments – investments in financial assets

Argentine GAAP – The Group holds investments in quoted equity securities of TGLT S.A. ("TGLT") with readily determinable fair values. Under Argentine GAAP, these investments are carried at acquisition cost since they are not held for the purpose of trading in the short term.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – Under IFRS 9 “Financial Instruments”, all equity investments are measured at fair value. For certain equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. Nevertheless, the Group has not chosen to recognize the changes in fair value of shares under other comprehensive income. Therefore, The Group has elected to recognize changes in the fair value of these equity securities in the statement of income.

As a result, the Group adjusted the value of these equity securities to fair value by Ps. 12,255 and Ps. 6,090 at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 12,255 was recognized against retained earnings and an amount of Ps. 6,165 was recognized against the line item titled “Financial results, net” in the statement of income.

(G) Initial direct costs on operating leases

Argentine GAAP – Under Argentine GAAP, certain initial direct costs (i.e. legal fees, commissions and other fees) paid to third parties for arranging a lease (when the Group is a lessor) are recognized as an immediate expense when incurred.

IFRS – Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

As a result, Ps. 232 and Ps. 351, as at July 1, 2011 and June 30, 2012, respectively, were added to investment property. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 232 was recognized against retained earnings and an amount of Ps. 335 was recognized against the line item “Selling expenses” and Ps. 216 against “Costs” in the statement of income.

(H) Tenant deposits

Argentine GAAP – The Group obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits generally are one months of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS - Tenant deposits are treated as a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (deferred income). The deposits are subsequently measured at amortized cost, and deferred income is amortized under the straight line method over the lease term.

As a result, the Group adjusted the financial liability from tenant deposits within trade and other payables for an amount of Ps. 43 and Ps. 111 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Group recognized: (i) a gain of Ps. 345 against “Revenues” in the statement of income (due to an increased lease revenue under IFRS), (ii) a loss of Ps. 277 against “Finance costs” in the statement of income (due to recognition of financial liabilities at its amortized cost under IFRS), and (iii) the remaining amount of Ps. 43 against retained earnings.

(I) Impairment of financial assets

Argentine GAAP - As at July 1, 2011 and June 30, 2012, the Group kept receivables relating to credit card loans, which were carried at amortized cost.  Under Argentine GAAP, the Group determined a provision for doubtful accounts based on specific criteria set forth for financial and banking institutions.

IFRS – The Group applied the criteria for impairment provisions in IFRS 9.

As a result, the Group recognized an impairment loss of Ps. 2,088 and Ps. 519 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 2,088 was recognized against retained earnings and an amount of Ps. 1,569 was recognized against the line item titled “Selling expenses” in the statement of income.

(J) Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end.

IFRS – Under IFRS there is no requirement to discount long-term tax credits. The Group elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, the Group eliminated the effect of discounting tax credits for an amount of Ps. 10,943 and Ps. 5,803 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 10,943 was recognized against retained earnings and an amount of Ps. 5,140 was recognized against the line item titled “Financial income” in the statement of income.

(K) Impact of adjustments in accordance with IFRS in investments in associates

Argentine GAAP - Investments in entities in which the Group exercises significant influence, but not control, are accounted for under the equity method. Under this method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Group applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

As at June 30, 2012, the only associate of the Group is Tarshop S.A..

IFRS – The Group assessed all of its interests in the entity mentioned in the paragraph above and determined that the Group exercises significant influence over them.  Accordingly, under IFRS, the Group also accounts for these investments under the equity method of accounting. However, the Group has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

Following is a description of the most significant IFRS adjustments to the net equity and income of associates.

- Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

- Under Argentine GAAP, the provision for doubtful accounts for loan losses are recognized based on specific criteria as set forth by the Central Bank of Argentina ("BCRA", as per its Spanish acronym) for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

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

As a result, the net equity of these associates was reduced by Ps. 6,454 and Ps. 11,609 as of July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 6,454 was recognized against retained earnings and an amount of Ps. 5,155 was recognized against “Share of profit / (loss) of associates and joint ventures” in the statement of income.

(L) Impact of IFRS adjustment on joint ventures

Argentine GAAP – Investments in entities in which the Group exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Group reflect the Group´s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Group applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

IFRS – The Group assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11. Accordingly, the Group accounted for its joint ventures under the equity method of accounting. The Group has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As at June 30, 2012, the joint ventures of the Group are Quality Invest S.A. and Nuevo Puerto Santa Fe S.A.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Following is a description of the most significant IFRS adjustments to the net equity and income of the joint ventures.

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

- Under Argentine GAAP, revenues from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Under IFRS, the Group applied IAS 17 “Leases”. Consequently, revenue derived from operating leases with scheduled increases is recognized on a straight line basis over the lease agreement term.

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

As a result, the Group’s joint ventures’ net equity was increased by Ps. 28 as of June 30, 2012. As at July 1, 2011, the Group did not have joint venture´s investments. For the year ended June 30, 2012, an amount of Ps. 28 was recognized in the statement of income.

(M) Acquisition of non-controlling interest

As stated in Note 3.2., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in loss of control. Consequently, acquisitions of non-controlling interests that took place before July 1, 2011 have not been restated.

IFRS adjustments detailed below relate to acquisitions of non-controlling interest that took place on July 1, 2011 or after date.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Argentine GAAP – Under Argentine GAAP, the Group accounted the acquisition of the non-controlling interests under the purchase method of accounting.  Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

IFRS – Under IFRS, the Group applied the principles of IFRS 10 in accounting for changes in ownership interests.  As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Group does not recognize any additional acquisition adjustments to reflect the subsequent acquisition of additional interest in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to a reserve in net equity. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

As of June 30, 2012 the Group: (i) derecognize net assets for Ps. 14,773 as business goodwill, deferred tax and intangible assets, (ii) recognized a decrease in non-controlling interest in an amount of Ps. 1,247, (iii) recognized a debit of Ps. 16,020 against equity.

(N) Deferred income tax

Argentine GAAP – The Group accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Group assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

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

As a result, on transition to IFRS, the Group has not recognized deferred tax assets relating to any carry forward losses and other temporary differences for an amount of Ps. 5,067 and Ps. 6,705 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 5,067 was recognized against retained earnings and an amount of Ps. 1,638 against “Income tax expense” in the statement of income. In addition, the group has assessed the impact of all IFRS adjustments on deferred income tax. As a result, the Group recognized an adjustment to deferred income taxes of Ps. 4,960 (gain) and Ps. 1,860 (loss) as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 4,960 was recognized against retained earnings and an amount of Ps. 6,820 against “Income tax expense” in the statement of income.

(O) Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Acquisitions and disposals

Fiscal year ended as of June 30, 2013

•	Purchase of financial assets

Repurchase of Convertible Notes

On January 14, 2013, IRSA accepted the repurchase offer submitted by APSA in connection with all of the Series I notes issued by APSA, which are convertible into shares (“ONC” as per the initials in Spanish), Mature in July 2014 and amounted to a fair value of USD 31.7 million, for a total price of          USD 35.4 million, or USD 1.1148554 per each ONC note. On January 15, 2013, the Company paid IRSA the amount of Ps. 175.2 million, thus recording a loss derived from the repurchase of Ps. 10.0 million, which amount is shown under financial income (expenses).

During this year the Group purchased the following corporate notes from:

-
its controlling company IRSA, corporate notes Class II USD due on July 20, 2020 in the amount of USD 3.55 million, which accrue interest at a fixed annual rate of 11.5% to be paid semi-annually, while payment of principal is due upon maturity.

•	Acquisition of interest in joint ventures

On November 29, 2012 APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A.´S (“EHSA”) capital stock and votes for Ps. 32.0 million. Under the acquisition agreement, APSA is entitled to exercise joint control over EHSA. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, APSA is owner of an indirect interest of 25% in LRSA, whose main asset consists on right of use on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fé Avenues and Oro street, in the Autonomous City of Buenos Aires (the “Predio Ferial”) entered into in 1999 with SRA, owner of such Predio Ferial.

The fair value of the APSA’s investment in the joint venture was determined based on the fair value of EHSA’s net assets, with the rights of use being the main asset. APSA has allocated the price paid at the fair value of the net assets preliminary acquired based on the information available as of the closing date of these financial statements. Such fair value amounted to Ps. 15.2 million, which means a goodwill amount of Ps. 10.7 million recognized under the line “Investments in associates and joint ventures” in the statement of financial position ended June 30, 2013 and a credit of Ps. 6.1 million, recognized under the line "Trade and other receivables" in the statement of financial position.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Acquisitions and disposals (Continued)

The fair value of the rights of use has been determined by application of the discounted cash flow method. This estimate also considered a discount rate that reflects the market assessments regarding uncertainties in terms of the cash flow amount and timing. The amount of net future cash flows was estimated based on the specific features of the property, the agreements in force, market information and future forecasts as of the valuation date. Net income forecasts, revenues growth rates and discount rates are among the most important assumptions used in the valuation.

•	Additional acquisition of non-controlling interest

Arcos del Gourmet S.A. (Arcos)

On June 7, 2013, the Group, through APSA, acquired an additional 1.815% equity interest of its controlled company Arcos, for a total amount of USD 0.8 million. The amount recorded of the non-controlling interest in Arcos at the acquisition date was Ps. 7,357 (representing 11.815% of the ownership interest). The effect on shareholder’s equity of the parent of this change in the equity interest in Arcos is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	857
Price paid for the non-controlling interest	(4,544)
Reserve created due to the acquisition recognized in the parent’s equity	(3,687)

Fiscal year ended as of June 30, 2012

•	Acquisition of Joint Ventures

Nuevo Puerto Santa Fe S.A.

On August 18, 2011, the Group, through APSA and Torodur, acquired the 50% of the capital stock of Nuevo Puerto Santa Fe S.A. (“NPSF”), an Argentine-based company which holds the right to use and exploit a shopping certer located in the province of Santa Fe (“La Ribera Shopping”). The purchase price was      USD 4.5 million and will be payable in equal and consecutive monthly installments through February 2013.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Acquisitions and disposals (Continued)

Quality Invest S.A.

On May 30 2012, the Company, through APSA, acquired the whole interest that IRSA had in the equity of Quality Invest S.A., which amounts to 50% of the capital stock, for a total amount of USD 9.7 million, which has been fully paid as of June 30, 2012.

•	Purchase of financial assets

Contribution to Don Mario SGR

On June 29, 2012, the Group, through APSA, effectively made a contribution in the amount of       Ps. 10,000 to Don Mario S.G.R., a reciprocal guarantee company under Argentine law. The SGRs are legal entities created for promoting financing for the small and medium business (PYMEs) and for reactivating national economy. The SGRs are funded through the contributions of investors who, in turn, obtain tax benefits. The SGRs act in their capacity of guarantors for PYMES in relation to the borrowings they receive from financial institutions. The funds received are generally invested in fixed-term deposits by the SGRs. The Group has received five shares with a nominal value of Ps. 0.005. These shares are symbolic and merely represent the Group’s rights in the investment. These shares do not grant control or significant influence over the entity’s activities. APSA must maintain the investment in the SGR for a period of 2 years in order to make use of the tax benefit.

Purchase of Non-Convertible Notes

On March 10, 2011 and June 21, 2012, the Group, through ERSA, acquired Cresud S.A.C.I.F. y A.’s Notes for USD 2.5 million and Ps. 13.74 million respectively.

Additionally, on June 21, 2012, the Group through PAMSA acquired Cresud S.A.C.I.F. y A.’s Notes for Ps. 19.2 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Acquisitions and disposals (Continued)

•	Additional acquisition of non-controlling interest

Arcos del Gourmet S.A. (Arcos)

On September 7, 2011, the Group, through APSA, acquired an additional 8.185% interest in its subsidiary Arcos for a total consideration of USD 4.5 million. The carrying amount of the non-controlling interest in Arcos on the date of acquisition was Ps. 817 (representing 20% interest). The effect of changes in the ownership interest of Arcos on the equity attributable to owners of the Group during the year is summarized as follows:

Ps.
Carrying amount of group’s interest acquired of	187
Consideration paid for non-controlling interests	(16,207)
Reserve created due to the acquisition recognized in the parent’s equity	(16,020)

Pending transactions and/or authorizations

Paraná plot of land

On June 30, 2009, the Group, through APSA, subscribed a Letter of Intent by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at       USD 0.5 million to be paid as follows: i) USD 0.05 million had been settled as prepayment on July 14, 2009, ii) USD 0.1 million was settled upon executing such agreement, and iii) USD 0.35 million will be paid upon executing the title deed. The mentioned payments were recorded as an advance under Trade receivables and other receivables line.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Acquisitions and disposals (Continued)

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date the seller provides reliable notification to the buyer that the property is not subject to any levy, encumbrance, restrictions on ownership, except for the right of way already mentioned. As of the balance sheet date, evidence of such notice has not been provided.

Acquisition of a commercial center goodwill

The Group through APSA has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was UDS 1.3 million. Out of this total, were paid USD 0.05 million. The mentioned payment was recorded as an advance under Trade receivables and other receivables line.

This transaction was subject to certain conditions precedent, among which the Group through APSA should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, APSA should have started the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permissions and authorizations to be carried out in APSA's future units. At June 30, 2013, the two conditions have not been fulfilled.

Antitrust Law

Law No. 25,156, known as "Antitrust Law" as amended, prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to market concentration. According to this law, such transactions include mergers, acquisitions and/or transfers either of businesses or assets by which the acquirer controls or substantially influences another party. Transactions completed by entities with an annual sales volume of more than Ps. 200.0 million must be submitted to the Comisión Nacional de Defensa de la Competencia (hereinafter referred to as the "Antitrust Commission") for approval. Certain exemptions apply. Submissions may be filed either prior to the transaction or within a week after its completion. The Antitrust Commission may (i) authorize the transaction, (ii) condition the transaction to the accomplishment of certain acts, or (iii) reject the authorization.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Acquisitions and disposals (Continued)

In general, acquisitions effected by the Group are within the scope of the Antitrust Law. In these cases, the Group directly requests approval or notification as applicable. In other cases, the Group may request the Commission to issue a prior statement about whether a particular transaction should be either notified or submitted for approval by the Group.

As of June 30, 2013, the purchase transaction of Nobleza Piccardo premises is pending resolution by the Commission. The Group requested the Commission to issue a statement about the Group's obligation to notify (or submit for approval) the acquisition of the property formerly owned by Nobleza Piccardo S.A.I.C. y F. The Commission stated that the transaction should be notified. The Group appealed this decision. Later, the Court of Appeals confirmed the CNDC’s decision regarding the obligation to serve notice and consequently, on February 23, 2012, local Form F1 was filed, which as of the balance sheet date is still in process.

5.	Financial Risk Management

Risk management principles and procedures

The risk management function within the Group is carried out in respect of financial risks. Financial risks are risks arising from financial instruments to which the Group is exposed during or at the end of the reporting period. Financial risk comprises market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, liquidity risk and capital risk.

The Group’s diverse activities are exposed to a variety of financial risks in the normal course of business. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies.

The Group’s principal financial instruments comprise cash and cash equivalents, receivables, payables, interest bearing assets and liabilities, other financial liabilities, other investments and derivative financial instruments. The Group manages its exposure to key financial risks in accordance with the Group’s risk management policies.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial Risk Management (Continued)

The Group’s risk management policies are established to all its subsidiaries companies in order to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising Senior Management and a member of the Audit Committee of Cresud (IRSA’s parent company), which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

(a)	Market risk management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities and equity securities price risks, to the extent that these are exposed to general and specific market movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

The examples of sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rate and changes in foreign currency rates.

Foreign exchange risk and associated derivative financial instruments

The Group publishes its consolidated financial statements in Argentine Pesos but conducts business in many foreign currencies. As a result, the Group is subject to foreign currency exchange risk due to exchange rate movements, which affect the Group’s transaction costs. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency, that is, Argentine Pesos.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Financial risk management (Continued)

The real estate activities of the Group’s subsidiaries are primarily located in Argentina where the Argentine Peso is the functional currency. A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (the Argentine Peso), thus not exposing the Group to foreign exchange risk. However, in the ordinary course of business, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US dollars. The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, by entering into different derivative instruments and/or by borrowing in foreign currencies. Exposure to other foreign currencies has not been significant to date.

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the US dollar-denominated net carrying amounts of the financial instruments for the years ended June 30, 2013 and 2012. All amounts are presented in Argentine Pesos, the presentation currency of the Group:

Net monetary position Liability	Net monetary position Liability
June 30, 2013	June 30, 2012
(714,035)	(603,403)
(714,035)	(603,403)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso at year-end would decrease profit before income tax in an amount of Ps. 71,404 and   Ps. 60,340 for the years ended June 30, 2013 and 2012, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statement of income.

This sensitivity analysis provides only a limited, point-in-time view of the sensitivity of the foreign exchange risk associated with Group’s financial instruments. The actual impact of the foreign exchange rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Furthermore, the Group also uses derivative instruments, such as foreign currency forward contracts, to manage exposure to foreign exchange risk. As of June 30, 2013 there are foreign currency forward contracts pending. Their value amounts to Ps. 1,732. As of June 30, 2012, there were no foreign currency forward contracts outstanding (See Note 19).

5.           Financial risk management (Continued)

Interest rate risk

The Group is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

The primary objective of the Group’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Group diversifies its portfolio in accordance with the limits set by the Group. The Group maintains a portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, the Group’s investment income may fall short of expectations or the Group may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. As of year-end, the Group has not utilized derivative financial instruments to hedge interest rate risk on investments; however, the Group may employ hedging strategies in the future if deemed appropriate

As the Group’s investments on this type of financial instruments subject to this risk are not significant, changes in market interest rates do not have any significant direct effect on the Group’s income.

The Group’s interest rate risk principally arises from long-term borrowings (Note 24). Borrowings issued at variable rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Financial risk management (Continued)

The interest rate risk policy is approved by the Management. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternative financing sources. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run only for liabilities that represent the major interest-bearing positions. Trade payables are normally interest-free and have settlement dates within one year. The simulation is done on a regular basis to verify that the maximum potential loss is within the limits set by management.

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination (excluding finance leases) for the years ended June 30, 2013 and 2012. All amounts are shown in thousands of Argentine Pesos, the Group’s presentation currency:

Rate per currency dnomination	June 30, 2013	June 30, 2012
Fixed rate:
Argentine Peso	257,999	-
US Dollar	648,631	699,835
Subtotal fixed-rate borrowings	906,630	699,835
Variable rate:
Argentine Peso	273,956	32,179
Subtotal variable rate borrowings	273,956	32,179
Accrued interest	7,866	11,885
Total borrowings as per analysis	1,188,452	743,899
Finance leases	2,390	1,213
Total borrowings as per statement of financial position	1,190,842	745,112

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the years ended June 30, 2013 and 2012 in Ps. 2.7 and Ps. 0.3 million, respectively. A 1% decrease in the floating interest rate would have an equal and opposite effect on the income statement.

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Financial risk management (Continued)

Other price risk

The Group is exposed to equity securities price risk because of investments held in entities that are publicly traded (TGLT), which are classified on the consolidated statement of financial position at fair value through profit or loss. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2013 and 2012, the total value of the investment in publicly traded equity securities issued by companies of the Group equals to Ps. 56.8 million and Ps. 65.0 million, respectively.

The Group estimates that, other factors being constant, a 10% decrease in equity indexes at year-end would decrease profit before income tax for the years ended June 30, 2013 and 2012 in PS. 5.7 and Ps. 6.5 million, respectively. A 10% increase in equity indexes would have an equal and opposite effect on the statement of income.

This sensitivity analysis provides only a limited, point-in-time view of the price risk sensitivity of certain of the Group’s equity securities. The actual impact of changes in equity indexes may differ significantly from the impact shown in the sensitivity analysis.

(b)	Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group.

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables. Credit risk is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk.

The Group’s policy is to manage credit exposure to deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statement of financial position.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Financial risk management (Continued)

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counterparty. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that the Group has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

The Group’s policy is to manage credit risks associated with trade and other receivables within defined trading limits. All Group’s significant counterparties have internal trading limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping centers, office and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). The Group has a large customer base and is not dependent on any single customer.

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 96%, 94.6% and 76.3% of the Group’s total trade receivables as of June 30, 2013 and 2012 and July 1, 2011, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, office and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts. As a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group, as applicable. If customers are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See Note 17 for details.

On the other hand, property receivables related to the sale of trading properties represent 0.7%, 0.7% and 2% of the Group’s total trade receivables as of June 30, 2013 and 2012 and July 1, 2011, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Financial risk management (Continued)

(c)	Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statement of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The Group monitors its current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

The Group’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed, by spreading the repayment dates and extending facilities.

The tables below analyze the Group´s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Financial risk management (Continued)

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the conditions existing at each reporting date.

At June 30, 2013	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	305,480	59,770	28,717	28,767	14,744	437,478
Borrowings (excluding finance lease liabilities)	712,981	125,888	109,774	585,804	-	1,534,447
Finance leases	1,138	1,252	-	-	-	2,390
Total	1,019,599	186,910	138,491	614,571	14,744	1,974,315

At June 30, 2012	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	156,048	476	-	268	877	157,669
Borrowings (excluding finance lease liabilities)	114,318	98,148	193,002	42,268	600,115	1,047,851
Finance leases	787	426	-	-	-	1,213
Total	271,153	99,050	193,002	42,536	600,992	1,206,733

At July 1, 2011	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	140,733	1,770	777	-	-	143,280
Borrowings	108,955	51,328	51,285	175,221	583,130	969,919
Total	249,688	53,098	52,062	175,221	583,130	1,113,199

(d)	Capital risk management

The capital structure of the Group consists of shareholders’ equity and short-term to long-term net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 24. The Group’s equity is analyzed into its various components in the statement of changes in equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Financial risk management (Continued)

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e. debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity in assets by taking out insurance.

The Group’s strategy is to maintain key financing metrics, namely, net debt to total equity ratio (gearing) and loan-to-value ratio (LTV) in order to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details a number of the Group’s key metrics in relation to managing its capital structure.

	June 30, 2013	June 30, 2012	July 1, 2011
Gearing ratio (i)	54.09%	43.38%	44.14%
LTV ratio (ii)	70.48%	46.26%	45.52%

(i)	Calculated as total current and non-current borrowings divided by total current and non-current borrowings plus equity. Share of joint ventures is not considered in the calculation.
(ii)
Calculated as total current and non-current borrowings divided by total properties (including trading properties, property, plant and equipment and property investments). Share of joint ventures is not considered in the calculation.

5.1	Other non-financial risks

Property risk:

There are several risks affecting the Group’s property investments. The composition of the Group’s property portfolio including asset concentration and lot size may impact liquidity and relative property performance. The Group has a large multi-asset portfolio and monitors its concentration and average property lot size.

A change in trends and economic conditions causes shifts in customer demands for properties with impact on new lettings, renewal of existing leases and reduced rental growth. Also changes increase risk of tenant insolvencies. The Group conducts several actions to mitigate some of these risks whenever possible. The variety of asset types and geographical spread as well as a diversified tenant base, with monitoring of tenant concentration, helps mitigating these risks.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Financial risk management (Continued)

The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people, the level of sales of each shopping center rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in their occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Argentine Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

Risks associated with development properties activities include the following:  the potential abandonment of development opportunities; construction costs exceeding original estimates, possibly making a project uneconomical; occupancy rates and rents at newly completed projects may be insufficient to make the project profitable, the Group is inability to obtain financing on favorable terms for the development of the project; construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs and the Group´s inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions; prices for residential units may be insufficient to cover development cost. The Group also takes several actions to monitor these risks and respond appropriately whenever it is under its control. The Group has in-house property market research capability and development teams that monitor development risks closely. The Group generally adopts conservative assumptions on leasing and other variables and monitors the level of committed future capital expenditure on development programs relative to the level of undrawn facilities.

6.	Critical accounting estimates, assumptions and judgments

The Group’s significant accounting policies are stated in Note 2 above. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. The following section is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimation involved in their application and their impact on the consolidated financial statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Critical accounting estimates, assumptions and judgments (Continued)

6.1.	Critical accounting estimates and assumptions

(a)	Business combinations – purchase price allocation

The acquisition of subsidiaries is accounted for using the acquisition method. Accounting for business combinations requires the determination of the fair value of the various assets and liabilities of the acquired business. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. These assumptions may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

(b)	Impairment testing of goodwill and other non-current assets and calculation of fair value.

As of the end of each year ended June 30, the Group reviews the carrying amounts of property, plant and equipment, intangible assets and investment property in order to identify if there are events or circumstances that indicate a decline in the recoverable amount of these assets. The indications that must be taken into account in the analysis are, among other points, physical damage or significant changes to the manner in which the asset is used, worse than expected economic performance or a drop in revenues. When the asset does not generate independent cash flows from others assets, the Group estimates the recoverable value of the cash-generating unit to which the asset relates.

Goodwill is not amortized but it is tested for impairment on an annual basis, or more frequently if there is an indication of impairment. For the purposes of the impairment testing, goodwill is to be allocated since acquisition among each of the cash generating units or groups of cash generating units that are expected to benefit from the synergies of the respective business combinations, regardless of the allocation of other assets or liabilities owned by the acquired entity to these cash-generating units or groups of cash-generating units.

An asset or CGU´s carrying amount is written down immediately to its recoverable amount if the asset or CGU’s carrying amount is greater than its estimated recoverable amount. An impairment loss is recognized immediately in the statement of income.

Given the nature of its assets and activities, most of the Group’s individual assets do not generate independent cash flows that are independent of those from CGUs. Therefore, the Group estimates the recoverable value of the CGU for the purposes of the impairment test. In general, each business center, office building and undeveloped property is generally considered as an independent CGU.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Critical accounting estimates, assumptions and judgments (Continued)

There were no indications of impairment in any of the years reported. Therefore, the Group carried out impairment tests only on such cash-generating units to which goodwill was allocated.

The following table shows the amounts of goodwill and non-current assets other than goodwill of the CGUs where goodwill was allocated for each of the years ended June 30, 2013 and 2012 and at the transition date July 1, 2011:

CGU	Country	Segment	June 30, 2013	June 30, 2012	July 1, 2011
Conil	Argentina	Shopping Centers	506	506	506
Arcos del Gourmet	Argentina	Shopping Centers	20,873	20,873	20,873
Value at year end of non-current assets other than goodwill (i)			133,212	17,458	(952)
Total assets allocated to CGUs			154,591	38,837	20,427

(i) Non-current assets include investment properties (principally shopping centers and offices), property, plant and equipment, intangible assets and negative working capital.

The Group has applied the valuation by comparables method for valuing Conil, and the discounted cash flow method for valuing Arcos del Gourmet.

The Group carried out the impairment test on this CGU on the basis of the use value model and concluded that no impairment should be recognized for the assets for any of the years reported.

The Group uses the fair value of investment properties estimated by independent appraisers as required by Resolution No. 576/10 of the National Securities Commission of Argentina.

In order to calculate the fair value for impairment tests and/or to disclose in note to the financial statements, the Group uses two valuation methods: the discounted cash flow and market comparables.

Under the cash flows or discounted cash flows model, independent appraisers estimate net future cash flows, based on the specific features of each property (including but not limited to location, sales, occupation, turnout and useful life), the agreements in force, market information and future forecasts as of the valuation date. Net income forecasts and revenues growth rates are among the most important assumptions used in the valuation. This estimate also considers the discount rates that reflect the market assessments regarding uncertainties in terms of the cash flow amount and timing. Any inaccuracy in the most sensitive assumptions used by the appraisers may result in differences in the fair value of the Group’s property.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Critical accounting estimates, assumptions and judgments (Continued)

Under the comparative sale method (or comparable market), the sale price of comparable properties located nearby is adjusted by the differences in the most significant features of such property, such as, size and condition. The most relevant data included in this method is the price per square meter.

The following table details the models used for each segment:

	2013	2012	2011
Shopping Centers portfolio	Discounted cash flows	Discounted cash flows	Discounted cash flows
Offices and others	Market comparable	Discounted cash flows	Discounted cash flows

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGUs to exceed the recoverable amount.

(c)	Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are based on market conditions existing at statement of financial position.

(d)	Allowance for trade receivables

As described on Note 2.16., the Group makes some estimation in order to calculate the allowance for trade receivables. If the amount estimated differs to the present value, actual write-offs might be higher/lower than expected.

6.2.	Critical judgments in applying the Group’s accounting policies

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the overall provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Critical accounting estimates, assumptions and judgments (Continued)

Management assesses the realizability of deferred tax assets by considering whether it is probable that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. See Note 27 for details.

7.	Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the Board of Directors. The CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the CODM for these purposes and later to the Board of Directors. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•
The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is ten per cent or more of the combined revenue, internal and external, of all operating segments;

•	The absolute amount of its reported profit or loss is ten per cent or more of the greater, in absolute amount, of:

o	the combined reported profit of all operating segments that do not report a loss; and

o	the combined reported loss of all operating segments that report a loss.

•	Its assets are ten per cent or more of the combined assets of all operating segments.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.           Segment information (continued)

As well as this, the operating segments that do not meet any of the quantitative thresholds could be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Group’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Group’s consolidated external revenue is included in reportable segments. Once the 75% of the Group’s consolidated external revenue is included in reportable segments, the remaining operating segments are aggregated in the “Other segments” column.

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group´s Investment and Development Properties business is comprised of the following segments:

•	The “Shopping Centers” Segment includes the operating results of the Group’s shopping centers portfolio principally comprised of lease and service revenues from tenants.

•
The “Office and Other Rentals” Segment includes the operating results of the Group’s lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

•
The “Development and Sale of Properties” Segment includes the operating results of sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance.

•
The “Financial operations and others” segment primarily includes the financial activities carried out by the associate Tarshop S.A. and the residual financial operations of its subsidiary Apsamedia S.A.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.           Segment information (continued)

Below is a summarized analysis of the lines of business of the Group for the fiscal years ended June 30, 2013 and 2012:

	Fiscal year ended June 30, 2013
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Office and Other Rentals	Developments and Sale of Properties	Financial operations and others
Revenue (i)	1,625,013	25,778	4,262	1,203	1,656,256
Costs	(743,004)	(14,145)	(3,480)	(907)	(761,536)
Gross Profit	882,009	11,633	782	296	894,720
Gain from disposal of investment properties	-	-	236	-	236
General and administrative expenses	(67,597)	(110)	-	(250)	(67,957)
Selling expenses	(58,908)	(895)	(625)	(1,588)	(62,016)
Other operating income, net	(41,791)	(40)	-	2,377	(39,454)
Profit from Operations	713,713	10,588	393	835	725,529
Share of profit / (loss) of associates	-	(2,514)	-	2,540	26
Segment Profit before financial results and income tax	713,713	8,074	393	3,375	725,555

Investment property	1,596,016	105,594	35,158	-	1,736,768
Property, plant and equipment	17,385	2,896	-	-	20,281
Trading property	-	-	38,603	-	38,603
Goodwill	1,829	3,911	-	-	5,740
Inventories	10,002	-	-	-	10,002
Investments in associates	-	23,385	-	39,139	62,524
Operating assets (ii)	1,625,232	135,786	73,761	39,139	1,873,918

(i)	The Group’s revenues are entirely originated in Argentina.
(ii)	All of the Group’s assets included in the segment are located in Argentina.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.           Segment information (continued)

	Fiscal year ended June 30, 2012
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Office and Other Rentals	Developments and Sale of Properties	Financial operations and others
Income (i)	1,321,589	14,759	32,171	4,836	1,373,355
Costs	(602,670)	(7,625)	(10,610)	(1,687)	(622,592)
Gross Profit	718,919	7,134	21,561	3,149	750,763
General and administrative expenses	(58,324)	-	(57)	(296)	(58,677)
Selling expenses	(44,175)	(483)	(1,581)	2,157	(44,082)
Other operating income, net	(21,613)	-	-	736	(20,877)
Profit from Operations	594,807	6,651	19,923	5,746	627,127
Share of profit of associates	-	-	-	4,970	4,970
Segment Profit before financial results and income tax	594,807	6,651	19,923	10,716	632,097

Investment property	1,486,590	142,334	35,158	-	1,664,082
Property, plant and equipment	15,989	1,496	-	-	17,485
Trading property	-	-	39,346	-	39,346
Goodwill	1,829	3,911	-	-	5,740
Inventories	10,394	-	-	-	10,394
Investments in associates	-	-	-	36,600	36,600
Operating assets (ii)	1,514,802	147,741	70,504	36,600	1,773,647

(j)	The Group’s revenues are entirely originated in Argentina.
(jj)	All of the Group’s assets included in the segment are located in Argentina.

Group´s shopping centers, offices and other rental properties, and trading properties, are located in Argentina.

The operating results of the Nuevo Puerto Santa Fe and Quality Invest joint venture operations have been presented on a proportionate format. The proportionate format presents the net income from the equity-accounted joint venture on a line-by-line basis rather than as a single line item as IFRS requires to be shown in the consolidated statement of income. Management considers that given that the assets underlying both the consolidated and equity-accounted operations are similar and the drivers of their results are similar, that the proportionate consolidation format is a more useful way to understand the performance of the trading property business. This is because the proportionate format aggregates both revenue and expense items rather than netting them for equity accounted ventures and only reflecting their performance as a single line item of profit or loss. As a result, the proportionate format is what the CODM considers in assessing and understanding the performance and results of operations of those business as a whole.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (continued)

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements, except for the Group’s share of profit or loss of joint ventures as discussed in the segment table above. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

The following tables present a reconciliation between the total results of operations corresponding to segment information and the results of operations as per the statement of income. The adjustments are related to the presentation of the results of joint ventures on an equity-accounted basis under IFRS.

	June 30, 2013
	As per Total Segment Information	Adjustment for share of profit/ (loss) of joint ventures	As per Statement of Income
Revenue	1,656,256	(18,845)	1,637,411
Costs	(761,536)	11,671	(749,865)
Gross Profit / (Loss)	894,720	(7,174)	887,546
Gain from disposal of investment properties	236	-	236
General and administrative expenses	(67,957)	237	(67,720)
Selling expenses	(62,016)	1,190	(60,826)
Other operating income, net	(39,454)	1,876	(37,578)
Profit / (Loss) from Operations	725,529	(3,871)	721,658
Share of profit / (loss) of associates and joint ventures	26	(628)	(602)
Segment Profit / (Loss) before Financing and Taxation	725,555	(4,499)	721,056

	June 30, 2012
	As per Total Segment Information	Adjustment for share of profit/ (loss) of joint ventures	As per Statement of Income
Revenue	1,373,355	(5,918)	1,367,437
Costs	(622,592)	3,314	(619,278)
Gross Profit / (Loss)	750,763	(2,604)	748,159
General and administrative expenses	(58,677)	494	(58,183)
Selling expenses	(44,082)	706	(43,376)
Other operating income, net	(20,877)	61	(20,816)
Profit / (Loss) from Operations	627,127	(1,343)	625,784
Share of profit of associates and joint ventures	4,970	(1,212)	3,758
Segment Profit / (Loss) before Financing and Taxation	632,097	(2,555)	629,542

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (continued)

Total segment assets are allocated based on the operations of the segment and the physical location of the assets. In line with the discussion above, assets assigned to each segment include the proportionate share of the assets of the joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	June 30, 2013	June 30, 2012
Total operating assets as per Segment Information	1,873,918	1,773,647
Investment properties	(105,868)	(110,288)
Property, plant and equipment	(112)	-
Goodwill	(5,234)	(5,234)
Trading properties	-	-
Inventories	(105)	-
Investments in associates and joint ventures	108,593	77,855
Total operating assets as per the Statement of Financial Position	1,871,192	1,735,980

The Group’s revenues for each of its reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

8.	Information about subsidiaries

General information

The Group conducts its business through several operating and holding subsidiaries. See the Group’s shareholding structure, percentages of interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3.(a).

See Note 4 for information about acquisitions and disposals of subsidiaries made during the fiscal years ended June 30, 2013 and 2012.

Restrictions, commitments and other matters in respect of subsidiaries

According to the laws of Argentina in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s subsidiaries have not reached the legal capped amounts. Dividends are paid out across the Group’s subsidiaries based on their individual accounting statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Information about subsidiaries (Continued)

Arcos del Gourmet

The Group committed with the Government of the City of Buenos Aires to execute the works for Arcos del Gourmet S.A.. The works at Arcos del Gourmet S.A. as of June 30, 2013 and 2012 amount to Ps.136,313 and Ps. 17,762, respectively.

At June 30, 2013, contractual obligations mainly correspond to constructions regarding this project and amount to Ps. 227.3 million. The project is expected to be completed in October 2013.

Shopping Neuquén

The Group entered into an agreement with the Municipality of Neuquén whereby it agreed to build all the Shopping Center in a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. Such agreement was approved by Decree N° 0572 issued by the Municipality of Neuquén on June 8, 2012. If the Group fails to comply with the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary, including to request the return of the plots of the Shopping Center acquired previously to the Municipality. As of June 30, 2013 and 2012 and as of July 1, 2011 the works at Shopping Neuquén S.A. amount to Ps. 36,059, Ps. 9,126 and Ps. 4,467, respectively.

At June 30, 2013, contractual obligations mainly correspond to constructions regarding this project and amount to Ps. 205 million. The project is expected to be completed in September, 2014.

Information on subsidiaries with material non-controlling interests

Set out below is the summarized financial information on subsidiaries with material non-controlling interests:

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Information about subsidiaries (Continued)

Summarized statement of financial position

	PAMSA
	June 30, 2013	June 30, 2012	July 1, 2011
ASSETS
Total non-current assets	516,785	554,274	570,337
Current
Cash and cash equivalents	11,416	29,885	486
Other current assets	180,453	88,159	63,323
Total current assets	191,869	118,044	63,809
TOTAL ASSETS	708,654	672,318	634,146
LIABILITIES
Non-current
Other liabilities	17,456	16,829	18,412
Total non-current liabilities	17,456	16,829	18,412
Current
Financial liabilities (i)	2	137	2,751
Other liabilities	58,679	40,938	29,869
Total current liabilities	58,681	41,075	32,620
TOTAL LIABILITIES	76,137	57,904	51,032
NET ASSETS	632,517	614,414	583,114

(i) Exclude trade and other payables and provisions

Summarized statement of income and statement of comprehensive income

	PAMSA
	June 30, 2013	June 30, 2012
Revenue	206,792	163,536
Depreciation and amortization	(25,240)	(22,485)
Interest income	7,485	1,702
Income tax	(34,702)	(22,335)
Profit for the year	63,951	41,300
Total Comprehensive Income for the year	63,951	41,300
Profit attributable to non-controlling interest	12,790	8,260
Dividends paid to non-controlling interest	9,170	2,000

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Information about subsidiaries (Continued)

Summarized statement of cash flows

	PAMSA
	June 30, 2013	June 30, 2012
Net cash generated from operating activities	113,490	93,281
Net cash used in investing activities	(91,033)	(52,714)
Net cash used in financing activities	(41,814)	(12,614)
Net (decrease) / increase in cash and cash equivalents	(19,357)	27,953
Cash and cash equivalents at beginning of the year	29,885	486
Exchange gains on cash and cash equivalents	888	1,446
Cash and cash equivalents at end of the year	11,416	29,885

The information above reflects the amounts presented in the financial statements of subsidiaries adjusted for differences in accounting policies and fair value adjustments made at the time of the acquisition.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in subsidiaries with material non-controlling interests is as follows:

	PAMSA
	June 30, 2013	June 30, 2012	July 1, 2011
Net assets at the begging of the year	614,414	583,114	555,482
Profit for the year	63,951	41,300	27,632
Dividend distribution	(45,848)	(10,000)	-
Net assets at the end of the year	632,517	614,414	583,114
Interest held	80%	80%	80%
Interests in subsidiaries	506,014	491,531	466,491
Consolidation adjustments (capitalized borrowings costs)	101,553	105,029	108,639
Book value at the end of the year	607,567	596,560	575,130

9.	Interests in joint ventures

General information

The accounting policy used by the Group to value its interest in joint ventures, materiality criteria and other relevant information concerning these investments are described in Note 2.3.(e).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

See Note 4 for information about acquisitions and disposals of joint ventures made during the fiscal years ended June 30, 2013 and 2012.

The table below lists the Group’s investments and the values of interests in joint ventures for the fiscal years ended June 30, 2013 and 2012, and July 1, 2011, as well as the Group’s interest in comprehensive income of such companies as of June 30, 2013 and 2012:

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

				% of ownership interest held			Value of Group´s interest in equity			Group´s interest in comprehensive income
Name of the entity	Place of business / country of incorporation	Main activity	Nature of the relationship	June 30, 2013	June 30, 2012	July 1, 2011	June 30, 2013	June 30, 2012	July 1, 2011	June 30, 2013	June 30, 2012
Quality Invest S.A. (1)	Argentina	Real estate investment	(2)'	50%	50%	-	86,610	57,352	-	(3,357)	(958)
Nuevo Puerto Santa Fe S.A. (1)	Argentina	Real estate investment	(3)'	50% (*)	50% (*)	-	21,982	20,503	-	2,729	(254)
Entertainment Holdings S.A.	Argentina	Real estate investment	(4)'	50%	-	-	23,385	-	-	(2,514)	-
							131,977	77,855	-	(3,142)	(1,212)

(*)	Through APSA and Torodur S.A..
(1)	Considered to be material to the Group.
(2)	Quality Invest S.A. (“Quality is a company engaged in the exploitation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.). See Note 4.
(3)	Nuevo Puerto Santa Fe S.A. ("NPSF") owns the right to use and operate a shopping center in the port of the city of Santa Fe, Province of Santa Fe (“La Ribera Shopping”.) See Note 4.
(4)	Entertainment Holdings S.A is an investment company that owns 25% of La Rural S.A., engaged in the exploitation of the exhibition grounds in Buenos Aires. See Note 4.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

The shares in these joint ventures are not publicly traded so they have no listed market price available.

Evolution of the Group’s investments in joint ventures for the fiscal years ended June 30, 2013 and 2012 were as follows:

	June 30, 2013	June 30, 2012
Beginning of the year	77,855	-
Acquisition of joint ventures	25,899	63,932
Share of loss	(3,142)	(1,212)
Capital contributions	32,615	15,135
Dividends paid	(1,250)	-
End of the year	131,977	77,855

Restrictions, commitments and other matters in respect of joint ventures

According to Argentina´s laws 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

Quality Invest S.A.

On March 2011 Quality subscribed an agreement of purchase for the property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter “Nobleza”) located in San Martin, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. The purchase price was agreed on USD 33 million, and payment was made as per the following detail: USD 9.9 million have already been paid, and the balance will be cancelled as from May 31, 2012, in three equal and consecutive annual installments, plus interests at a 7.5% nominal annual rate calculated on outstanding balances. In guarantee, Quality constituted in favor of Nobleza a first-grade privilege mortgage on the real estate. As of June 30, 2013, the debt was paid off and the mortgage was released. Nobleza sold the plant as part of its plan of relocating its operations. At the same time, Quality subscribed a lease agreement with Nobleza, by means of which Nobleza will rent the property for a maximum term of 3 years. On April, 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. The National Antitrust Commission stated that there was an obligation to notify the situation, the Group appealed this decision but the Court confirmed it; therefore, on February 23, 2012 the transaction was notified. As of June 30, 2013 is still pending resolution.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

Entertainment Holdings S.A.

As noted in Note 4, APSA acquired shares of common stock, representing 50% of EHSA´s capital stock and votes and, as a consequence, APSA, which operates the fairground Predio Ferial de Buenos Aires, holds a jointly indirect interest in LRSA of 25%.

In connection with the Fairground, as publicly known, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the Fairground to the SRA; the effect of this new order was to revoke the sale transaction. Subsequent on December 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National State against the interim measure timely requested by the SRA.

Neither has APSA been served notice formally nor is it a party involved in the legal actions brought by the SRA.

There are no contingent liabilities relating to the Group´s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves other than those previously mentioned.

As of the date of these financial statements, the Group has advanced in obtaining the financial information required to register the acquisition in accordance with IFRS 3. However, the process is not yet completed and additional data is still to be submitted. The Group has completed an allocation of the price paid preliminarily based on estimations of the fair price as per the available information as of the date of these financial statements. Therefore, the values included are preliminary and subject to changes. The Company will continue to use its best efforts to complete this process as soon as possible during the next fiscal year.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

Information about significant joint ventures

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

Summarized statements of financial position

	June 30, 2013
	QUALITY	NPSF
ASSETS
Total non-current assets	134,922	26,341
Current
Cash and cash equivalents	102	482
Other current assets	867	18,980
Total current assets	969	19,462
Total assets	135,891	45,803
LIABILITIES
Non-current
Financial liabilities (i)	-	5,467
Other liabilities	3,174	-
Total non-current liabilities	3,174	5,467
Current
Financial liabilities (i)	1,680	7,328
Other liabilities	4,617	-
Total current liabilities	6,297	7,328
Total liabilities	9,471	12,795
Net assets	126,420	33,008

(i)	Excluding trade and other payables and provisions.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

	June 30, 2012
	QUALITY	NPSF
ASSETS
Total non-current assets	140,385	27,005
Current
Cash and cash equivalents	1,275	1,239
Other current assets	918	12,722
Total current assets	2,193	13,961
Total assets	142,578	40,966
LIABILITIES
Non-current
Financial liabilities (i)	34,858	-
Other liabilities	4,046	7,076
Total non-current liabilities	38,904	7,076
Current
Financial liabilities (i)	35,288	-
Other liabilities	913	4,195
Total current liabilities	36,201	4,195
Total liabilities	75,105	11,271
Net assets	67,473	29,695

(i) Exclude trade and other payables and provisions

Summarized statements of comprehensive income

	QUALITY		NPSF
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Revenues	14,235	16,343	23,649	15,688
Costs	(8,960)	(2,725)	(13,437)	(9,892)
Financial results, net	(7,222)	(15,320)	1,412	(425)
Income taxes	(437)	(2,243)	(3,112)	(1,300)
(Loss) / Profit for the year	(6,292)	(6,451)	5,813	2,270
Total other comprehensive income for the year	(6,292)	(6,451)	5,813	2,270
Dividends received from joint ventures	-	-	1,250	-

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies and fair value adjustments made at the time of the acquisition.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in significant joint ventures is as follows:

	QUALITY		NPSF
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net assets at the beginning of the year	67,473	43,654	29,695	27,425
Increases in capital / Irrevocable contributions	65,239	30,270	-	-
Dividends distribution	-	-	(2,500)	-
(Loss) / Profit for the year	(6,292)	(6,451)	5,813	2,270
Net assets at the end of the year	126,420	67,473	33,008	29,695
Interest held	50%	50%	50%	50%
Interests in joint ventures	63,210	33,737	16,504	14,848
Goodwill	3,911	3,911	1,323	1,323
Differences between the equity and the fair value amount	19,489	19,704	4,155	4,332
Book amount at the end of the year	86,610	57,352	21,982	20,503

10.	Interests in associates

General information

The accounting policy used by the Group to value its interest in associates, materiality criteria and other relevant information concerning these investments are described in Note 2.3.(d).

As of June 30, 2013 and 2012 and July 1, 2011, the Group’s ownership interest in Tarshop S.A. is 20%.Tarshop S.A. is a company incorporated in Argentina engaged primarily in financing consumption through loans and credit cards.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.           Interests in associates (Continued)

Below is the value of the ownership interest in the Group's single associate and its interest in comprehensive income:

	Value of Group´s interest in equity			Group´s interest in comprehensive income
Name of entity	June 30, 2013	June 30, 2012	July 1, 2011	June 30, 2013	June 30, 2012
Tarshop S.A.	39,140	36,600	47,634	2,540	(11,034)
	39,140	36,600	47,634	2,540	(11,034)

The shares in these joint ventures are not publicly traded so they have no listed market price available.

Changes of the Group´s investment in associate for the fiscal years ended June 30, 2013 and 2012 were as follows:

	June 30, 2013	June 30, 2012
Beginning of the year	36,600	47,634
Share of profit	1,909	4,337
Unrealized results related to an intercompany transaction	631	(15,371)
End of the year	39,140	36,600

Commitments and restrictions in respect of associates

According to Argentine´s laws 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s associate has not reached the legal capped amounts.

There are no contingent liabilities relating to the Group´s interest in associate, and there are no contingent liabilities of the associate.

No-competition agreement for the sale of the equity interest in Tarshop S.A.

Due to the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A., made during the fiscal year ended June 30, 2011, the Group committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.           Interests in associates (Continued)

Information about significant associates

Set out below is the summarized financial information of Tarshop S.A. as of June 30, 2013, June 30, 2012 and July 1, 2011:

Summarized statement of financial position

	TARSHOP
	June 30, 2013	June 30, 2012	July 1, 2011
Assets
Total non-current assets	197,269	198,122	161,540
Current
Cash and cash equivalents	55,901	30,902	36,859
Other current assets	1,035,217	852,623	738,999
Total non-current assets	1,091,118	883,525	775,858
Total assets	1,288,387	1,081,647	937,398
Liabilities
Non-current
Financial liabilities (i)	227,130	37,522	87,129
Other liabilities	303	-	-
Total non-current liabilities	227,433	37,522	87,129
Current
Financial liabilities (i)	556,116	807,718	648,037
Other liabilities	301,250	42,363	29,875
Total current liabilities	857,366	850,081	677,912
Total liabilities	1,084,799	887,603	765,041
Net assets	203,588	194,044	172,357
(i) Exclude trade and other payables and provisions.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.           Interests in associates (Continued)

Summarized statements of comprehensive income

	TARSHOP
	June 30, 2013	June 30, 2012
Net income from financing	317,797	282,382
Net income from services	166,047	109,640
Uncollectible write-offs net of recoveries	(106,701)	(72,167)
Income taxes	(9,141)	591
Profit for the year	9,544	21,687
Total comprehensive income for the year	9,544	21,687

The information above reflects the amounts presented in the financial statements of the associate (and not the Group’s share of those amounts) adjusted for differences in Group´s accounting policies and fair value adjustments made at the time of the acquisition.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in material associates is as follows:

	TARSHOP
	June 30, 2013	June 30, 2012
Net assets at beginning of the year	194,044	172,357
Profit for the year	9,544	21,687
Net assets at end of the year	203,588	194,044
Interest held	20%	20%
Interest in associates	40,718	38,809
Unrealized results related to an intercompany transaction	(1,578)	(2,209)
Book amount at the end of the year	39,140	36,600

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties

Changes in the Group’s investment properties for the years ended June 30, 2013 and 2012 were as follows:

	Shopping centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At July 1, 2011
Costs	2,313,452	146,612	39,982	20,670	2,520,716
Accumulated depreciation	(954,173)	(11,630)	-	-	(965,803)
Net book amount	1,359,279	134,982	39,982	20,670	1,554,913
Year ended June 30, 2012
Opening net book amount	1,359,279	134,982	39,982	20,670	1,554,913
Additions	34,855	2,388	40,114	23,856	101,213
Transfers	2,101	(2,101)	-	-	-
Disposals of unused assets	(669)	-	-	-	(669)
Depreciation charge (i) (Note 32)	(97,913)	(3,750)	-	-	(101,663)
Closing net book amount	1,297,653	131,519	80,096	44,526	1,553,794
At June 30, 2012
Costs	2,349,739	146,899	80,096	44,526	2,621,260
Accumulated depreciation	(1,052,086)	(15,380)	-	-	(1,067,466)
Net book amount	1,297,653	131,519	80,096	44,526	1,553,794
Year ended June 30, 2013
Opening net book amount	1,297,653	131,519	80,096	44,526	1,553,794
Additions	53,336	-	1,763	144,189	199,288
Transfers	(86)	86	-	-	-
Sales	-	(97)	-	-	(97)
Disposal of unused assets	(65)	-	-	-	(65)
Depreciation charge (i) (Note 32)	(116,772)	(5,248)	-	-	(122,020)
Closing net book amount	1,234,066	126,260	81,859	188,715	1,630,900
At June 30, 2013
Costs	2,402,924	146,888	81,859	188,715	2,820,386
Accumulated depreciation	(1,168,858)	(20,628)	-	-	(1,189,486)
Net book amount	1,234,066	126,260	81,859	188,715	1,630,900
(i) As of June 30, 2013 and 2012 depreciation charges of investment properties were included in “Costs” in the statement of income (Note 32).

The following amounts have been recognized in the statement of income:

	June 30, 2013	June 30, 2012
Rental and service income	1,631,946	1,330,430
Direct operating expenses	(745,478)	(606,981)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties (Continued)

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A. As of June 30, 2013 and 2012 and July 1, 2011 works in Shopping Neuquén S.A. amount to Ps. 36,059, Ps. 9,126 and Ps. 4,467, respectively. Works in Arcos del Gourmet S.A. as of June 30, 2013 and 2012 amount to Ps. 136,313 and Ps. 17,762, respectively. The Group has contractual obligations relating to future works, described in Note 8.

Borrowing costs incurred during the fiscal year ended June 30, 2013 and 2012 amounted to Ps.10,307 and Ps.1,515, respectively, capitalized at the rate of the Group’s overall loans, which averages 15%. Such costs correspond to the projects Arcos and Shopping Neuquén.

Certain of the Group’s investment properties assets have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other liabilities. The net book value of those properties as of June 30, 2013 and 2012, and July 1, 2011 is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Undeveloped land in Caballito (i)	-	36,890	36,890
Soleil Factory shopping center	91,380	81,173	75,392
Córdoba Shopping (ii)	58,240	62,738	66,186
Total	149,620	180,801	178,468

(i)
As regards the case "Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal", Case file No. 25.031-I, currently heard by Room A, Office of the 3rd Nomination, as of June 30, 2013, the attachment of the real estate property located at 367 Av. Olegario Andrade, Caballito, Autonomous City of Buenos Aires, has been released.

(ii)
A portion of the Córdoba Shopping center property is encumbered with an antichresis right as collateral for a debt amounting to Ps. 15,5 million as of June 30, 2013. The debt matures is included in “Trade and other payables” in the statement of financial position.

As of June 30, 2013 and 2012, and July 1 2011, the fair value of investment properties amounts to  Ps. 7,113.4 million, Ps. 5,051.5 million and Ps. 4,718.8 million respectively. See Note 6.1.(b).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties (Continued)

The following is a summary of the Group´s investment properties by type as of June 30, 2013 prepared in accordance with SEC S-X 12-28:

		Initial costs as of July 1, 2011		Subsequent costs	Cost at year-end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life for calculating depreciation
Shopping centers portfolio:
Abasto	-	9,753	251,247	12,764	9,753	264,011	273,764	(132,785)	140,979	nov-98	jul-94	20
Alto Palermo Shopping	-	8,694	424,323	3,664	8,694	427,987	436,681	(350,868)	85,813	oct-90	nov-97	18
Alto Avellaneda	-	18,089	186,584	7,464	18,089	194,048	212,137	(163,405)	48,732	oct-95	dec-97	15
Paseo Alcorta	-	8,006	101,992	3,864	8,006	105,856	113,862	(72,534)	41,328	jun-92	jun-97	17
Alto Noa	-	227	46,336	396	227	46,732	46,959	(31,844)	15,115	sep-94	mar-95	17
Buenos Aires Design	-	-	53,083	8,041	-	61,124	61,124	(50,462)	10,662	nov-93	nov-97	5
Patio Bullrich	-	9,814	163,711	4,236	9,814	167,947	177,761	(107,332)	70,429	sep-88	oct-98	20
Alto Rosario	-	25,686	74,743	631	25,686	75,374	101,060	(30,462)	70,598	nov-04	nov-04	22
Mendoza Plaza	-	10,546	126,413	5,421	10,546	131,834	142,380	(71,077)	71,303	jun-94	dec-94	19
Dot Baires Shopping	-	110,222	364,358	115,420	110,222	479,778	590,000	(91,320)	498,680	may-09	may-09	29
Córdoba Shopping	Antichresis	5,009	98,714	3,176	5,009	101,890	106,899	(48,659)	58,240	mar-90	dec-06	18
Patio Olmos	-	11,532	21,417	-	11,532	21,417	32,949	(2,142)	30,807	-	sep-07	10
Soleil Factory	Mortgage	23,267	55,905	28,176	23,267	84,081	107,348	(15,968)	91,380	-	jul-10	13
Shopping centers		240,845	1,968,826	193,253	240,845	2,162,079	2,402,924	(1,168,858)	1,234,066
Office and other rental properties portfolio:
Dot Building	-	13,347	68,446	21,936	13,347	90,382	103,729	(8,701)	95,028	-	nov-06	32'
Others		3,018	18,369	(2,791)	3,018	15,578	18,596	(4,109)	14,487	-	-	Between 8 and 16
Ocampo parking space	-	3,201	21,137	225	3,201	21,362	24,563	(7,818)	16,745	-	sep-06	25
Total Office and other rental properties portfolio:		19,566	107,952	19,370	19,566	127,322	146,888	(20,628)	126,260
Undeveloped parcels of land
Luján plot of land		-	-	41,861	41,861	-	41,861	-	41,861	-	may-12	-
Caballito – Ferro		36,890	-	-	36,890	-	36,890	-	36,890	-	nov-97	-
Zelaya 3102		1,442	-	-	1,442	-	1,442	-	1,442	-	jul-05	-
Conil		1,666	-	-	1,666	-	1,666	-	1,666	-	-	-
Undeveloped parcels of land	-	39,998	-	41,861	81,859	-	81,859	-	81,859
Properties under development:
Beruti		9,264	-	-	9,264	-	9,264	-	9,264	-	jun-08	-
Arcos project		-	-	136,313	-	136,313	136,313	-	136,313	Under development	dec-11	-
Neuquén project		2,133	4,467	36,538	2,133	41,005	43,138	-	43,138	Under development	may-06	-
Properties under development		11,397	4,467	172,851	11,397	177,318	188,715	-	188,715
Total		311,806	2,081,245	427,335	353,667	2,466,719	2,820,386	(1,189,486)	1,630,900

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2013 and 2012 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1, 2011
Costs	9,461	10,206	64,716	291	56	84,730
Accumulated depreciation	(8,950)	(6,197)	(51,903)	(278)	-	(67,328)
Net book amount	511	4,009	12,813	13	56	17,402
Year ended June 30, 2012
Opening net book amount	511	4,009	12,813	13	56	17,402
Additions	1,711	1,770	3,538	-	-	7,019
Disposals	(33)	(41)	(479)	-	-	(553)
Depreciation charge (i) (Note 32)	(401)	(3,111)	(2,865)	(6)	-	(6,383)
Closing net book amount	1,788	2,627	13,007	7	56	17,485
At June 30, 2012
Costs	11,139	11,935	67,775	291	56	91,196
Accumulated depreciation	(9.351)	(9,308)	(54,768)	(284)	-	(73,711)
Net book amount	1,788	2,627	13,007	7	56	17,485
Year ended June 30, 2013
Opening net book amount	1,788	2,627	13,007	7	56	17,485
Additions	416	528	8,899	-	-	9,843
Disposals	-	-	(3)	-	-	(3)
Depreciation charge (i) (Note 32)	(776)	(690)	(5,683)	(7)	-	(7,156)
Closing net book amount	1,428	2,465	16,220	-	56	20,169
At June 30, 2013
Costs	11,555	12,463	76,671	291	56	101,036
Accumulated depreciation	(10,127)	(9,998)	(60,451)	(291)	-	(80,867)
Net book amount	1,428	2,465	16,220	-	56	20,169

(i)
Depreciation charges as of June 30, 2013 and 2012, has been charged in “Cost” for an amount of Ps. 6,479 and Ps. 5,580, in “General and administrative expenses” for Ps. 591 and Ps. 803 and in “Selling expenses” for Ps. 86 and Ps. 0, respectively, in the statement of income. (See Note 32).

Properties under development as of June 30, 2013 and 2012 and July 1, 2011 amount to Ps. 2,885, Ps. 2,981 and Ps. 1,938, respectively, and mainly comprise improvements being made on property included in this item.

During the fiscal years ended June 30, 2013 and 2012, borrowing costs were no capitalized.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (Continued)

None of the Group’s items of property, plant and equipment have been mortgaged to secure some of the Group’s borrowings.

The Group leases computer equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years and ownership of the assets lie within the Group (Note 28). Book amount of these equipment, included in class “Machinery and equipment” is as follows:

	June 30, 2013	June 30, 2012
Costs – capitalized finance leases	3,217	1,213
Accumulated depreciation	(1,201)	-
Net book amount	2,016	1,213

13.	Trading properties

Changes in trading properties for the fiscal years ended June 30, 2013 and 2012 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1, 2011	3,037	30,959	13,005	47,001
Additions	315	-	-	315
Disposals / Sales (i)	(989)	-	(6,981)	(7,970)
At June 30, 2012	2,363	30,959	6,024	39,346
Additions	19	-	-	19
Disposals / Sales (i)	(762)	-	-	(762)
At June 30, 2013	1,620	30,959	6,024	38,603

(i)	Corresponds to the sale of functional units (apartments and parking spaces) of plot 2G – from Torres Rosario.

During the fiscal years ended June 30, 2013 and 2012, no borrowing costs were capitalized.

None of the Group’s trading properties have been mortgaged or otherwise restricted to secure Group’s borrowings and other payables.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

13.	Trading properties (Continued)

Group’s trading properties as of June 30, 2013 are as follows:

Description	Encumbrances	Net book amount	Date of construction	Date of acquisition
Undeveloped sites:
Air Space Coto	-	6,024	-	sep-97
Undeveloped sites		6,024
Properties under development:
Units to be received Beruti	-	23,294	-	jun-08
Torres Rosario under construction	-	7,665	-	apr-99
Properties under development (i)		30,959
Completed properties:
Torres Rosario	-	1,620	-	apr-99
Completed properties		1,620
Total		38,603

(i)	Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements (Note 38).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.	Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2013 and 2012 were as follows:

	Goodwill	Computer Software	Rights of use (ii)	Others	Total
At July 1, 2011
Costs	506	13,604	20,873	907	35,890
Accumulated depreciation	-	(12,535)	-	(610)	(13,145)
Net book amount	506	1,069	20,873	297	22,745
Year ended June 30, 2012
Opening net book amount	506	1,069	20,873	297	22,745
Additions	-	559	-	-	559
Amortization charge (i) (Note 32)	-	(721)	-	(82)	(803)
Closing net book amount	506	907	20,873	215	22,501
At June 30, 2012
Costs	506	14,163	20,873	907	36,449
Accumulated depreciation	-	(13,256)	-	(692)	(13,948)
Net book amount	506	907	20,873	215	22,501
Year ended June 30, 2013
Opening net book amount	506	907	20,873	215	22,501
Additions	-	567	-	-	567
Amortization charge (i) (Note 32)	-	(548)	-	(82)	(630)
Closing net book amount	506	926	20,873	133	22,438
At June 30, 2013
Costs	506	14,730	20,873	907	37,016
Accumulated depreciation	-	(13,804)	-	(774)	(14,578)
Net book amount	506	926	20,873	133	22,438

(i)	As of June 30, 2013 and 2012, amortization charges are included in “Costs” in the Statement of Income (Note 32). There are no impairment charges for any of the reported years.
(ii)	Correspond to the project Arcos del Gourmet which has not been amortized yet because it is still in the development stage.

15.	Inventories

Group’s inventories as of June 30, 2013 and 2012 and July 1, 2011 are as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Current
Materials and others items of inventories	9,896	10,394	7,384
Total inventories	9,896	10,394	7,384

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Financial instruments by category

The following tables show the carrying amounts of financial assets and financial liabilities by category and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as advances, credits, trade payables in-kind and tax payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Financial assets and financial liabilities as of June 30, 2013 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2013
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for bad debts and other credits) (Note 17)	480,928	-	480,928	219,173	700,101
Investments in financial assets (Note 18)	50,988	218,149	269,137	-	269,137
Cash and cash equivalents (excluding bank overdrafts) (Note 20)	218,988	4,397	223,385	-	223,385
Total	750,904	222,546	973,450	219,173	1,192,623

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 21)	147,575	-	147,575	480,345	627,920
Borrowings (excluding finance lease liabilities) (Note 24)	1,188,452	-	1,188,452	-	1,188,452
Derivative financial instruments (Note 19)	-	1,732	1,732	-	1,732
Total	1,336,027	1,732	1,337,759	480,345	1,818,104

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.           Financial instruments by category (Continued)

Financial assets and financial liabilities as of June 30, 2012 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2012
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for bad debts and other credits) (Note 17)	332,048	-	332,048	195,750	527,798
Investments in financial assets (Note 18)	38,739	111,326	150,065	-	150,065
Cash and cash equivalents (excluding bank overdrafts) (Note 20)	101,268	1,430	102,698	-	102,698
Total	472,055	112,756	584,811	195,750	780,561

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 21)	153,423	-	153,423	368,665	522,088
Borrowings (excluding finance lease liabilities) (Note 24)	743,899	-	743,899	-	743,899
Total	897,322	-	897,322	368,665	1,265,987

Financial assets and financial liabilities as of July 1, 2011 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
July 1, 2011
Assets as per statement of financial position
Trade and other (excluding the allowance for bad debts and other credits) (Note 17)	338,168	-	338,168	174,701	512,869
Investments in financial assets (Note 18)	10,321	95,331	105,652	-	105,652
Cash and cash equivalents (excluding bank overdrafts) (Note 20)	24,620	120,932	145,552	-	145,552
Total	373,109	216,263	589,372	174,701	764,073

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.           Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 21)	124,031	-	124,031	344,448	468,479
Borrowings (Note 24)	737,118	-	737,118	-	737,118
Total	861,149	-	861,149	344,448	1,205,597

Financial liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

Results on derivative financial instruments are included in “Financial results, net” in the statement of comprehensive income (Note 35) and can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2013
Interest income	36,261	-	36,261
Interest expense	(91,972)	-	(91,972)
Foreign exchange losses, net	(105,431)	-	(105,431)
Fair value gains of financial assets at fair value through profit or loss	-	877	877
Loss on derivative financial instruments	-	(2,977)	(2,977)
Loss from repurchase of Non-Convertible Notes	(9,992)	-	(9,992)
Capitalized finance costs	10,307	-	10,307
Other finance costs	(28,400)	-	(28,400)
Net result	(189,227)	(2,100)	(191,327)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.           Financial instruments by category (Continued)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2012
Interest income	12,937	-	12,937
Interest expense	(69,617)	-	(69,617)
Foreign exchange losses, net	(47,848)	-	(47,848)
Fair value gains of financial assets at fair value through profit or loss	-	3,368	3,368
Other finance costs	(3,787)	-	(3,787)
Capitalized finance costs	1,515	-	1,515
Loss on derivative financial instruments	-	(1,050)	(1,050)
Net result	(106,800)	2,318	(104,482)

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level mainly comprise equity investments.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.           Financial instruments by category (Continued)

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have any financial instrument to allocate in this level.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2013 and 2012 and July 1, 2011 and their allocation to the different levels of fair value hierarchy:

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	56,775	-	-	56,775
- Don Mario SGR	11,691	-	-	11,691
- Mutual funds	55,915	-	-	55,915
- Banco Hipotecario bonds	5,136	-	-	5,136
- Government bonds	91,708	-	-	91,708
- Banco Macro bonds	781	-	-	781
- Mortgage bonds	540		-	540
Total assets	222,546	-	-	222,546

	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	-	65,035	-	65,035
- Don Mario SGR	10,000	-	-	10,000
- Mutual funds	37,225	-	-	37,225
- Mortgage bonds	496	-	-	496
Total assets	47,721	65,035	-	112,756

	July 1, 2011
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	68,550	-	-	68,550
- Mutual funds	147,236	-	-	147,236
- Mortgage bonds	477	-	-	477
Total assets	216,263	-	-	216,263

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.           Financial instruments by category (Continued)

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments	1,732	-	-	1,732
Total Liabilities	1,732	-	-	1,732

During year ended on June 30, 2012, investment in TGLT’s shares was transferred from Level 1 to Level 2, because there was no trade involving shares on dates near closing, so the last quote available was not considered representative of the market price of those shares.

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Shares of TGLT	Extrapolation	Theoretical price	Rental price and market volatility

As of June 30, 2013, the investment in TGLT shares was transferred from level 2 to level 1.

17.	Trade and other receivables

The following table shows the amounts of Trade and other receivablesas of June 30, 2013 and 2012 and July 1, 2011:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Consumer financing receivables	214	-	-
Leases and services receivables	51,804	41,542	26,216
Properties sales receivables (i)	3,007	2,582	2,322
Less: provision for impairment of trade receivables	(2,266)	(2,208)	(2,208)
Non-current trade receivables	52,759	41,916	26,330
Prepayments	5,210	1,650	2,121
VAT receivables	17,848	33,535	47,579
Other tax receivables	93	1,355	1,074
Others	-	430	1,878
Non-current other receivables	23,151	36,970	52,652
Non-current trade and other receivables	75,910	78,886	78,982

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.           Trade and other receivables (Continued)

	June 30, 2013	June 30, 2012	July 1, 2011
Current
Consumer financing receivables	15,735	15,992	75,117
Leases and services receivable	182,666	151,444	110,538
Checks to be deposited	195,450	125,751	86,990
Debtors under legal proceedings	43,844	43,291	40,352
Properties sales receivable (i)	484	100	4,681
Less: Provision for impairment of trade receivables	(70,988)	(59,931)	(107,157)
Current trade receivables	367,191	276,647	210,521
Prepayments	39,807	38,201	32,453
VAT receivables	16,790	18,365	26,168
Loans	5,258	1,934	229
Other tax receivables	6,251	7,022	5,071
Advance payments	36,539	20,759	12,689
Others	7,810	4,691	3,171
Refunds receivable	-	-	4,278
Less: provision for impairment of trade receivables	(175)	-	-
Current other receivables	112,280	90,972	84,059
Related parties (Note 37)	71,291	19,154	29,942
Current trade and other receivables	550,762	386,773	324,522
Total trade and other receivables	626,672	465,659	403,504

(i) Receivables from sale of properties correspond principally to sales of trading properties and investment properties.

As of June 30, 2013, all non-current receivables are due within 4 years from the end of the fiscal year.

The fair values of current trade and other current receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not considered significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	June 30, 2013	June 30, 2012	July 1, 2011
Argentine Peso	545,085	449,520	342,803
US Dollar	81,547	15,904	60,607
Others	40	235	94
	626,672	465,659	403,504

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Trade and other receivables(Continued)

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16..

Movements on the Group’s provision for impairment of trade receivables are as follows:

	June 30, 2013	June 30, 2012
Beginning of the year	62,139	109,365
Additions (Note 32)	17,301	13,369
Unused amounts reversed (Note 32)	(4,344)	(9,625)
Receivables written off	(235)	(45,632)
Used during the year	(1,432)	(5,338)
End of year	73,429	62,139

The creation and release of provision for impaired receivables has been included in “Selling expenses” in the statement of income (Note 32). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

The Group’s trade receivables comprise several classes: shopping leases and services, leases office and services, consumer financing y sale of properties. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable (Note 5).

The Group has also receivables with related parties. Neither of which are due nor impaired.

Due to the distinct characteristics of each type of receivables, an ageing analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2013 and 2012 and July 1, 2011 (includes not past due receivables to reconcile with the amounts in the statements of financial position):

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.           Trade and other receivables(Continued)

	Past due
Type of receivables	Up to 3 months	3 to 6 months	Over 6 months	To mature	Allowed	Total
Shopping leases and services	11,234	759	21,192	385,082	55,223	473,490
Office leases and services	105	1	140	2	26	274
Consumer financing:
- Credit card	2	-	-	127	13,485	13,614
- Borrowings	-	-	-	23	2,312	2,335
Sale of properties	16	105	75	1,087	2,208	3,491
Total as of June 30, 2013	11,357	865	21,407	386,321	73,254	493,204
Shopping leases and services	27,785	6,892	1,863	277,695	45,674	359,909
Office leases and services	2,046	41	10	-	22	2,119
Consumer financing:
- Credit card	-	-	-	1,565	10,828	12,393
- Borrowings	-	-	-	192	3,407	3,599
Sale of properties	195	124	155	-	2,208	2,682
Total as of June 30, 2012	30,026	7,057	2,028	279,452	62,139	380,702
Shopping leases and services	1,347	21,886	1,626	194,059	45,178	264,096
Consumer financing
- Credit card	627	-	-	571	17,320	18,518
- Borrowings	608	-	-	11,332	44,659	56,599
Sale of properties	408	-	353	4,034	2,208	7,003
Total as of July 1, 2011	2,990	21,886	1,979	209,996	109,365	346,216
Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping center and offices represent 95%, 95.1% and 76.3% of the Group’s total trade receivables as of June 30, 2013 and 2012 and July 1, 2011, respectively. The Group has a large customer base and is not dependent on any single customer. Leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six months are regularly monitored. At the end of the year, the Group has not experience credit issues with these new customers.

As of June 30, 2013 and 2012 the Group provided for profit net with respect to leases and services receivables for an amount of Ps. 11,220 and Ps. 5,856, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.           Trade and other receivables(Continued)

Consumer financing receivables:

Trade receivables related to consumer residual financing activities of the Group represent only 3.2%, 4.2% and 21.7% of the Group’s total trade receivables as of June 30, 2013 and 2012 and as of July 1, 2011, respectively.

As of June 30, 2013 and 2012, the Group provided for recorded net gains (losses) on impairment of consumer financing receivables for an amount of Ps. (1,562) and Ps. 2,112, respectively. The estimation of the credit risk is complex and requires the use of rating and scoring models which are essential to measure default risk. In measuring the consumption credit risks of credit purchases made through credit cards and cash advances, the Company considers two components: (i) the probability of default by client or counterparty, and (ii) the likeable recovery rate of obligations in arrears. The models are reviewed regularly to check their effectiveness with respect to actual performance and, where necessary, to enhance them.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 0.7%, 0.7% and 2% of the Group’s total trade receivables as of June 30, 2013 and 2012 and as of July 1, 2011, respectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

During the fiscal year there are no impaired receivables from the sale of properties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Investments in financial assets

The following table shows the amounts of investments in financial assets as of June 30, 2013 and 2012 and July 1, 2011:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT (i)	56,775	65,035	68,550
Don Mario S.G.R. (Note 4)	10,060	10,000	-
Financial assets at amortized cost
Non-convertible notes (Note 37)	33,128	29,958	7,706
Total Non-current	99,963	104,993	76,256
Current
Financial assets at fair value through profit or loss
Mutual funds	51,518	35,795	26,304
Bonds issued by Banco Macro	781	-	-
Mortgage bonds (Note 37)	540	496	477
Bond issued Banco Hipotecario (Note 37)	5,136	-	-
Don Mario S.G.R. (Note 4)	1,631	-	-
Government bonds	91,708	-	-
Financial assets at amortized cost
Non-convertible notes (Note 37)	17,860	8,781	2,615
Total Current	169,174	45,072	29,396
Total investments in financial assets	269,137	150,065	105,652

(i)
On November 4, 2010, the Group acquired 5,214,662 shares of common stock of TGLT following TGLT initial public offering in the Buenos Aires Stock Exchange for Ps. 47.1 million in cash. TGLT is a residential housing developer with operations in Argentina and Uruguay. Following the initial acquisition, through successive purchases, the Group acquired 1,464,761 additional TGLT shares for an aggregate of Ps. 13.0 million. As of June 30, 2013, the Group’s interest in TGLT amounted to 6,679,423 shares representing 9.49% of the capital stock.

Financial assets at fair value through profit or loss are denominated in Argentine pesos. The maximum exposure to credit risk at the reporting date is the carrying value of these assets.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.	Derivative financial instruments

The following table shows the derivative financial instruments as of June 30, 2013 and 2012 and July 1, 2011:

	June 30, 2013	June 30, 2012	July 1, 2011
Current
Foreign-currency contracts	1,732	-	-
Total current derivative financial instruments	1,732	-	-
Total derivative financial instruments	1,732	-	-

As of June 30, 2013 and 2012, foreign currency forward contracts outstanding are indicated below:

Forward	Amount (USD)	Due date	Balance 06.30.13
Banco Itaú	10,000	11/29/2013	935
Banco Itaú	10,000	11/22/2013	797
Total	20,000		1,732

Accrued gains (losses) in the fiscal years ended June 30, 2013 and 2012 were as follows:

Forward	Amount (USD)	Due date	Gain (loss) 06.30.13
Banco Itaú	10,000	11/30/2012	(1,162)
Banco Itaú	7,500	06/28/2013	(83)
Banco Itaú	10,000	11/29/2013	(935)
Banco Itaú	10,000	11/22/2013	(797)
Total	37,500		(2,977)

Forward	Amount (USD)	Due date	Gain (loss) 06.30.12
Banco Santander Río	6,000	11/30/2011	79
Standard Bank	5,000	11/30/2012	(279)
Standard Bank	5,000	01/31/2012	(464)
Standard Bank	6,000	03/30/2012	(459)
Banco Itaú	6,000	03/30/2012	84
Standard Bank	3,000	06/29/2012	(4)
Banco Itaú	2,000	06/29/2012	(7)
Total	33,000		(1,050)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

20.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of June 30, 2013 and 2012 and July 1, 2011:

	June 30, 2013	June 30, 2012	July 1, 2011
Cash at bank and on hand	152,595	101,268	24,620
Time deposits in local currency	66,393	-	-
Mutual funds.	4,397	1,430	120,932
Total cash and cash equivalents	223,385	102,698	145,552

Following is a detailed description of cash flows generated by the Group’s operations for the fiscal years ended June 30, 2013 and 2012.

	Note	June 30, 2013	June 30, 2012
Profit for the fiscal year		351,031	345,644
Adjustments for:
Income tax expense	27	178,698	179,416
Amortization and depreciation	32	129,806	108,849
Gain from disposal of trading properties		(782)	(21,561)
Gain from disposal of investment properties		(236)	-
Disposal of unused property, plant and equipment	12	3	553
Disposal of unused investment properties	11	65	669
Other finance results		-	(16,004)
Provision for directors’ fees		11,745	14,812
Reserve for share-based compensation	26	4,469	2,138
Gain / (loss) from derivative financial instruments		1,732	-
Fair value gains of financial assets at fair value through profit or loss	16	(877)	(3,368)
Financial results, net	35	211,284	125,862
Doubtful accounts, net	32	12,957	3,744
Provisions, net	23	7,179	25
Share of profit of associates and joint ventures	9,10	602	(3,758)
Unrealized foreign exchange loss, net		(3,934)	(2,962)
Changes in operating assets and liabilities:
Decrease (Increase) in inventories	15	498	(3,010)
Decrease in trading properties	13	1,525	29,216
Increase in trade and other receivables	17	(99,969)	(63,541)
Increase in trade and other payables	21	90,453	73,384
(Decrease) / Increase in payroll and social security liabilities	22	(130)	2,110
Uses in provisions	23	(943)	(1,528)
Net cash generated from operating activities before income tax paid		895,176	770,690

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

20.           Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the fiscal years ended June 30, 2013 and 2012:

	June 30, 2013	June 30, 2012
Decrease in trade and other payables through an increase in shareholders’ equity	626	-
Increase in equity investments in associates and joint ventures through an increase in borrowings	-	18,405
Conversion of notes	41	38
Increase in Properties, plant and equipment through an increase in borrowings	2,004	1,213
Decrease in trade and other receivables through a decrease in shareholders’ equity	-	38,659
Dividend distribution, not yet paid	1,891	2,964
Decrease in shareholder’s equity through an increase in borrowings	1,640	8,657
Decrease in equity investments in associates and joint ventures (1)	-	16,004
Decrease in trade and other receivables (1)	-	8,671
Increase in trade and other payables (1)	-	24,675
Dividend distribution to non-controlling shareholders, not yet paid	4,169	-
Decrease in shareholder’s equity through an increase in borrowings	1,164	-

(1)	These lines should be read together

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

21.	Trade and other payables

The following table shows the amounts of trade and other payables as of June 30, 2013 and 2012 and July 1, 2011:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Trade payables	-	4	47
Rent and service payments received in advance	51,274	44,843	45,345
Admission rights	112,655	85,281	66,885
Tenant deposits	1,999	1,496	215
Non-current trade payables	165,928	131,624	112,492
Tax payment plans	15,593	18,999	19,592
Deferred income	8,637	9,453	9,553
Others	-	120	2,285
Non-current other payables	24,230	28,572	31,430
Related parties (Note 37)	12	12	12
Non-current trade and other payables	190,170	160,208	143,934
Current
Trade payables	25,183	35,436	26,858
Invoices to be received	56,681	49,389	46,471
Customer advances	32,174	54,844	24,818
Rent and service payments received in advance	121,652	38,578	61,462
Admission rights	98,656	78,030	60,580
Tenant deposits	1,173	641	1,533
Current trade payables	335,519	256,918	221,722
VAT payables	15,630	16,469	15,391
Withholdings payable	14,149	7,332	7,070
Other tax payables	4,869	8,278	9,991
Other income to be accrued	266	472	16,004
Tax payment plans	3,840	326	3,438
Dividends	8,562	6,092	-
Others	950	5,640	2,034
Current other payables	48,266	44,609	53,928
Related parties (Note 37)	53,965	60,353	48,895
Current trade and other payables	437,750	361,880	324,545
Total trade and other payables	627,920	522,088	468,479

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not considered significant.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

21.	Trade and other payables (Continued)

The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:

	June 30, 2013	June 30, 2012	July 1, 2011
Argentine Peso	596,307	509,087	432,127
US Dollar	31,572	12,839	36,184
Others	41	162	168
	627,920	522,088	468,479

22.	Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of June 30, 2013 and 2012 and July 1, 2011:

	June 30, 2013	June 30, 2012	July 1, 2011
Current
Provision for vacation, bonuses and others	18,578	21,730	20,077
Social security payable	7,452	3,840	3,300
Others	11	601	684
Total salaries and social security payable	26,041	26,171	24,061

23.	Provisions

The Group is subject to several Argentine laws, regulations and business practices. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Provisions (Continued)

The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

Labor, legal and other claims
At July 1, 2011	13,096
Increases	5,642
Recovery	(5,617)
Used during the year	(1,528)
At June 30, 2012	11,593
Increases	10,256
Recovery	(3,077)
Used during the year	(943)
At June 30, 2013	17,829

Breakdown of current and non-current provisions is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current	11,730	11,593	12,829
Current	6,099	-	267
	17,829	11,593	13,096

Included in the item are certain amounts in respect of which the Group set up a provision for different legal cases, none of which is considered significant.

In addition, the Group is a party to several legal proceedings, including tax, work, civil, administrative and other kinds of litigations, and therefore, has not set up any provision based on the information assessed as of this date. In Management’s opinion, the ultimate resolution in any pending or potential matters, whether individually or collectively, will not have any material adverse effect on the consolidated financial situation and the results of the operations of the Group. Below is a description of the primary matters pending:

Acquisition of the building known as ex- escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group through APSA acquired the building known as edificio ex escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522. As explained in Note 28, this property is affected to a concession contract.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Provisions (Continued)

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martín Theater.

APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2013, the property is still operated by the Group and is recorded under Investment Properties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Borrowings

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
APSA NCN Series I due 2017	Unsecured	USD	Fixed	7.875%	120,000	589,468	496,188	449,863
APSA CN due 2014 (Note 37)	Unsecured	USD	Fixed	10%	50,000	-	143,717	130,515
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	49,327	38,689	35,125
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	258	-	1,530	-
Syndicated loans (iv)	Unsecured	Ps.	Fixed	-	229,000	175,604	-	-
Finance leases (Note 28)	Secured	USD	Fixed	7.50%	666	1,252	426	-
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	29,000	19,163	-	-
Non-current borrowings						834,814	680,550	615,503
Current
APSA NCN Series II due 2012	Unsecured	Ps.	Fixed	11%	154,020	-	-	39,969
APSA CN due 2014 (Note 37)	Unsecured	USD	Fixed	10%	50,000	-	6,536	5,864
APSA NCN Series I due 2017	Unsecured	USD	Fixed	7.875%	120,000	5,499	4,554	4,490
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	3,397	2,854	4,714
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	1,700	11,408	10,235	8,900
Seller financing - Nuevo Puerto Santa Fe S.A (iii)	Unsecured	USD	Fixed	7.44%	269	-	7,417	-
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	29,000	9,625	-	-
Syndicated loans (iv)	Unsecured	Ps.	Fixed	-	229,000	51,005	-	-
Other borrowings	Unsecured	USD	Fixed	4%	560	-	-	2,345
Bank overdrafts (vi)	Unsecured	Ps.	Floating	-	-	273,956	32,179	55,333
Finance leases (Note 28)	Secured	USD	Fixed	7.50%	666	1,138	787	-
Current borrowings						356,028	64,562	121,615
Total borrowings						1,190,842	745,112	737,118

(i)	Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million with a fixed 5% interest rate due in June 2017.
(ii)	Seller financing Arcos del Gourmet S.A. (intangible assets) = Unsecured financing of USD 1 million plus a variable amount of up to a maximum of USD 3.5 million.
(iii)	Seller financing of the joint venture Nuevo Puerto Santa Fe S.A. (investment property) = Financing of USD 4.5 million paid in 19 monthly interest-free installments due in February 2013.
(iv)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 37).

(v)	On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013.
(vi)	Granted by diverse financial institutions. They accrue interest rates ranging from 15% to 19% annually, and are due within a maximum term of 3 months from the closing date of each fiscal year.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Borrowings (Continued)

As of June 30, 2013 and 2012 and July 1, 2011, total borrowings include collateralized liabilities (seller financing and long-term borrowings) of Ps. 52,724, Ps. 41,543 and Ps. 39,839, respectively. These borrowings are mainly collateralized by investment property.

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 28.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's classification related to interest rates is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Fixed rate:
Less than one year	69,836	21,095	39,665
Between 1 and 2 years	101,547	1,902	-
Between 2 and 3 years	95,125	143,716	-
Between 3 and 4 years	590,795	-	130,515
Between 4 and 5 years	49,327	533,122	-
More than 5 years	-	-	487,225
	906,630	699,835	657,405
Floating rate:
Less than one year	273,956	32,179	54,837
	273,956	32,179	54,837
Accrue interest and expenses:
Less than one year	11,098	10,501	27,113
Between 1 and 2 years	(1,369)	(826)	-
Between 2 and 3 years	(1,199)	(910)	(910)
Between 3 and 4 years	(332)	-	-
Between 4 and 5 years	(332)	3,120	(1,327)
	7,866	11,885	24,876
	1,188,452	743,899	737,118

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair value of non-current borrowings (excluding obligations under finance leases) is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
APSA CN due 2014	-	1,612,354	2,215,533
APSA NCN Series I due 2017	672,244	405,846	443,623
Seller financing	71,340	57,648	35,125
	743,584	2,075,848	2,694,281

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.           Borrowings (Continued)

Notes issued by the Company

Convertible Notes (CN) due 2014

On July 19, 2002, APSA issued USD 50 million nominal 10% Series I convertible notes raising USD 50 million after costs. The notes are due July 2014 and principal is paid at maturity. At the time of issue, the holders of the 2014 convertible notes have the option to convert their notes into ordinary shares at any time on or up to 30 days prior to the maturity of the principal at a conversion price per ordinary share being the higher of (i) the nominal per share value (Ps. 0.1 each) divided by the USD/Ps. exchange rate at the time of conversion, and (ii) USD 0.0324, a conversion rate of approximately 30,864 ordinary shares for every USD 1 nominal of 2014 convertible notes.

The 2014 convertible notes were approved for issuance by the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by Resolution N°. 14,196 of the National Securities Commission dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The holders of 2014 convertible notes are entitled to receive dividends on any date after the date of conversion.

On October 7, 2010, USD 15.5 million of 2014 convertible notes representing 33% of the notes outstanding on June 30, 2010 converted into 477,544,197 new ordinary shares. On September 21, 2011, a holder converted USD 0.009 million into 277,777 new ordinary shares. On January 24, 2013 other of the holders of convertible notes exercised their conversion right. Therefore, 223,456 ordinary shares were issued of Ps. 0.1 face value each and convertible notes for an amount of USD 0.007 million were derecognized. On March 13, 2013 other of the holders of convertible notes exercised their conversion right. Therefore, 30,864 ordinary shares were issued of Ps. 0.1 face value each and convertible notes for an amount of USD 0.001 million were derecognized.

As of June 30, 2012, only 0.03% of the outstanding 2014 convertible bonds were held by third parties to the Group while the remaining percentage was held by IRSA. On January 14, 2013, IRSA accepted the repurchase offersubmitted by APSA in connection with all of the notes issued by APSA, which are convertible into shares which, added to the conversions of January 24 and March 13, have resulted in all of the convertible bonds being held by the Group as of June 30, 2013.

Foreign currency denominated convertible debt that is settled by delivering a fixed number of the issuing entity own equity instruments in exchange for a fixed amount of foreign currency is classified in its entirety as a financial liability. The conversion option is an embedded derivative not closely related to the debt host contract, therefore, it is accounted for separately as a derivative instrument and measured at fair value at initial recognition and at the end of each reporting period. The derivative instrument has a fair value of zero for all periods presented.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Borrowings (Continued)

APSA Non- convertible Notes (NCN) Series I due 2017 and Series II due 2012

On May 11, 2007, APSA issued an aggregate of USD 170 million in two parts. One of the series (Series I) consists of USD 120 million 7.87% notes due May 2017 while the other (Series II) comprises Ps. 154.0 million (equivalent to USD 50 million) rate at 11.0% notes due in June 2012. Interest on the Series I is payable on May 11 and November 11 of each year as from November 11, 2007 with principal due on May 11, 2017. Interest on the Series II was payable on June 11 and December 11 of each year as from December 11, 2007, with principal due in seven equal and consecutive semi-annual installments as from June 11, 2009. As of June 30, 2012, Series II is completely canceled.

These issuances were part of a global issuance program of notes for a nominal value of up to USD 200 million authorized by Resolution No. 15,614 of the National Securities Commission dated April 19, 2007. On October 29, 2009, the Ordinary and Extraordinary Meeting of Shareholders expanded the amount to up to USD 400 million.

At the time of issue, CRESUD together with its subsidiary, IRSA, were the principal bondholders of both series of notes. During fiscal years 2008, 2009 and 2011, APSA repurchased USD 4.8 million of Series II. During October 2010, IRSA sold its notes to third parties at a total price of USD 38.1.

NCN Series I due 2017 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and disposal of assets. For additional indebtedness APSA is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges. APSA was in compliance with these covenants as of June 30, 2013 and 2012.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Employee benefits

The Group holds a defined contribution plan (the “Plan”) covering key managers in Argentina. The Plan became effective as from January 1, 2006. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and pre-tax contributions of up to 15% of their annual bonus (“Extraordinary Contributions”). Under the Plan, the Group matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

All contributions are invested in funds administered outside of the Group. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;
(ii)	total or permanent incapacity or disability;
(iii)	death.

In case of resignation or termination without good cause, the manager will received the Group’s contribution only if the employee has participated in the Plan for at least 5 years.

Contributions made by the Group under the Plan amount to Ps. 1,493 and Ps. 1,116 for the fiscal years ended June 30, 2013 and 2012, respectively.

26.	Share-based compensation

Equity Incentive Plan

The Group holds an equity incentive plan, under which certain selected employees, directors and top management of the Company, IRSA and CRESUD (the “Participants”). Engagement is voluntary and by invitation of the Board of Directors. This Incentive Plan was created with the intention of, at the Group’s exclusive discretion, extending the benefit for one or two fiscal years more in addition to the benefit initially granted, under the same or different conditions.

This plan was effectively established on September 30, 2011 and is administered by the Board of Directors of the Company, IRSA and CRESUD, as appropiate, or a committee appointed by the Board of Directors of the respective companies.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Share-based compensation (Continued)

Under the Incentive Plan, over the last two years, Participants have made contributions (based upon their annual bonus) (“Contributions”) to purchase shares of the Company, IRSA and CRESUD. These Contributions entitle Participants to receive from the Group shares of the Company, IRSA and CRESUD in addition to the Contributions made each year ("Contributions"), providing they keep holding the acquired shares and remain an employee of the Company for at least 5 years, among other conditions required to qualify for such Contributions.

The number of shares granted (employees’ contributions) and to be granted (contributions committed by the Group) was determined based on the average market value of the shares for a period of 60 days, both at the time the Incentive Plan was started and in the second year during which the benefit was extended. The shares corresponding to the employees' contributions were deposited in an individual custody accounts under the name of such employees, but can be used only when the vesting conditions to qualify for the benefit are met. The Group's contributions will be transferred to vehicles specially constituted for such purposes, and will, as the conditions provided for in the Incentive Plan are met, transfer to the Participants the shares corresponding to such contributions.

As of June 30, 2013 and 2012,  a reserve has been set up under Shareholders’ equity as a result of this Incentive Plan for Ps. 6,607 and Ps. 2,138, respectively,  based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of said plan are met at each fiscal year end.

For the fiscal years ended June 30, 2013 and 2012, the Group has incurred in a charge related to the Incentive Plan of Ps. 4.5 million and Ps. 2.2 million, respectively, while the total cost not yet recognized given that the vesting period has not yet elapsed is Ps. 13.5 million and 6.4 million, respectively, for each fiscal year. This cost is expected to be recognized over an average period of five years.

During the fiscal years ended June 30, 2013 and 2012, the Group granted 66,196 and 22,320 shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2013	June 30, 2012
At the beginning of the year	809,702	-
To be granted	764,352	809,702
At the end of the year	1,574,054	809,702

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Current and deferred income tax

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against other subsidiaries income.

The details of the provision for the Group’s income tax are as follows:

	June 30, 2013	June 30, 2012
Current income tax	211,661	196,809
Deferred income tax	(32,963)	(17,393)
Income tax expense	178,698	179,416

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	25%

Deferred income tax assets and liabilities of the Group as of June 30, 2013 and 2012 and July 1, 2011 will be recovered as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Deferred income tax asset to be recovered after more than 12 months	31,837	57,960	59,988
Deferred income tax asset to be recovered within 12 months	106,060	45,531	34,390
Deferred income tax assets	137,897	103,491	94,378

Deferred income tax liabilities to be recovered after more than 12 months	166,695	182,669	194,342
Deferred income tax liabilities to be recovered within 12 months	35,740	18,323	14,930
Deferred income tax liabilities	202,435	200,992	209,272

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Current and deferred income tax (Continued)

Deferred income tax (broken down into assets and liabilities) during the fiscal years ended June 30, 2013 and 2012, without considering offsetting balances within the same tax jurisdiction, is the following:

Deferred income tax assets	Tax loss carry-forwards	Trade and other payables	Trading properties	Others	Total
At July 1, 2011	20,826	56,941	4,064	12,547	94,378
Charged / (credited) to the statement of income	(306)	16,799	(2,927)	(4,453)	9,113
At June 30, 2012	20,520	73,740	1,137	8,094	103,491
Charged / (credited) to the statement of income	2,458	19,533	6,027	6,388	34,406
At June 30, 2013	22,978	93,273	7,164	14,482	137,897

Deferred income tax liabilities	Investment properties	Investments	Trade and other receivables	Others	Total
At July 1, 2011	(139,682)	(43,411)	(13,911)	(12,268)	(209,272)
Charged / (credited) to the statement of income	12,997	(2,344)	(9,456)	7,083	8,280
At June 30, 2012	(126,685)	(45,755)	(23,367)	(5,185)	(200,992)
Charged / (credited) to the statement of income	23,196	(4,905)	(21,154)	1,420	(1,443)
At June 30, 2013	(103,489)	(50,660)	(44,521)	(3,765)	(202,435)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry-forward is generated. Tax loss carry-forwards in Argentina and Uruguay generally expire within 5 years.

In order to fully realize the deferred income tax asset, the Group will need to generate taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future over the years in which the deferred income tax assets are deductible, management believes that as the end of the present year it is probable that the Group will realize all of the deferred income tax assets in Argentina and Uruguay.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Current and deferred income tax (Continued)

As of June 30, 2013, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Date of expiration
Argentina	2,899	2009	2014
Argentina	8,954	2010	2015
Argentina	46,832	2011	2016
Argentina	4,860	2012	2017
Argentina	9,871	2013	2018
	73,416

The Group did not recognize deferred income tax assets of Ps. 2,717, Ps. 6,792 and Ps. 5,418 as of June 30, 2013 and 2012 and July 1, 2011, respectively, related to certain businesses which are still in their development stage.  Although it is estimated, once operational, such businesses will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred income tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 501, Ps. 373 and Ps. 99 as of June 30, 2013 and 2012, and as of July 1, 2011, respectively, related to their investments in subsidiaries, associates and joint ventures.

Below there is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on the Profit Before Income Tax for the years ended June 30, 2013 and 2012:

	June 30, 2013	June 30, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	185,405	183,771
Tax effects of:
Reimbursement of expired dividends	-	1,333
Share of profit of associates and joint ventures	211	(1,315)
Other non-deductible / non-taxable items	(6,918)	(4,373)
Income tax expense	178,698	179,416

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Leases

The Group as lessee

Operating leases:

The Group leases two properties that use as a shopping center. These agreements provide for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2013 and 2012 amounted to Ps. 2,291and Ps. 2,896, respectively

Furthermore, the Group also leases office space under an operating lease with companies related to the Chairman and Director of the Group. The lease calls for monthly payments of USD 70 and USD 5. Rental expense under this lease was Ps. 265 and Ps. 270 for the fiscal years ended June 30, 2013 and 2012.

The future minimum payments that the Group must pay off under non-cancellable operating leases are as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
No later than 1 month	6,454	6,961	4,621
Later than 1 year and not later than 5 years	15,310	18,006	15,738
More than 5 years	39,884	42,949	45,982
	61,648	67,916	66,341

Financial leases:

The Group leases certain computer equipment under various financial leases for an average term of three years. The net book value of these assets under financial leases is included in Note 12.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of income. The book value of these liabilities under finance leases is included in Note 24.

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Leases (Continued)

The future minimum payments that the Group must pay off under financial leases are as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Not later than 1 year	1,405	895	-
Later than 1 year and not later than 5 years	1,259	426	-
	2,664	1,321	-
Future - financial charges on financial leases	(274)	(108)	-
Present value of finance lease liabilities	2,390	1,213	-

The fair value of financial lease liabilities is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Not later than 1 year	1,138	787	-
Later than 1 year and not later than 5 years	1,252	426	-
Present value of financial lease liabilities	2,390	1,213	-

Under the terms of these agreements, no contingent rents are payable. The inherent interest rate is fixed at the contract date for all of the lease term. The average interest rate on financial leases payables as of June 30, 2013 and 2012 was 12.68% and 7.5%, respectively.

The Group as lessor

Operating leases:

•	Leases of shopping centers, office and other buildings

The Group enters into cancellable operating leases agreements relating to shopping centers. The agreements have an average term raging from three to five years. Some leases related to anchor stores have terms of ten years, which are usually extendable. Tenants normally pay a rent which consists of the higher of (i) the base rent; and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants’ gross sales). Furthermore, pursuant to one rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 7% and 24% each year during the agreement term. Regarding the supplementary rental, because this item is not known until the end of the period, it falls within the definition of contingency rental under NIC 17 "Leases". Accordingly, rental income will be recognized once the contingent rent is known.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Leases (Continued)

The book value of assets and their accumulated amortization for such leases are described in Note 11.

For the fiscal years ended June 30, 2013 and 2012, the average (base rent) and contingent (supplementary rental) rental income of the Group’s shopping centers amounted to Ps. 581,081 and            Ps. 458,396, and to Ps. 254,429 and Ps. 211,937, respectively, and are included under “Revenues” in the statement of comprehensive income.

Additionally, the Group, through APSA, owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2013 and 2012 amounted to Ps. 608 and Ps. 277, respectively, and is included in the line item "Revenues" in the statement of comprehensive income.

The Group also enters into cancellable operating leases agreements relating to offices and other buildings. These agreements have an average term raging from three to five years. The tenants are charged a base rent on a monthly basis.

Office and other buildings leases amount to Ps. 18,661 and Ps. 13,088 for the fiscal years ended June 30, 2013 and 2012, respectively, and are included within ‘Revenues’ in the statement of income.

The book value of assets and their accumulated amortization for such leases are described in Note 11.

The future minimum proceeds under non-cancellable operating leases from Group´s shopping centers, offices and other buildings are as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Not later than 1 year	398,013	311,555	273,238
Later than 1 year and not later than 5 years	678,201	530,879	465,586
More than 5 years	53,521	41,895	36,742
	1,129,735	884,329	775,566

Financial leases:

The Group does not act as a lessor in connection with financial leases.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Equity

Share capital and premium

The share capital of the Group was originally represented by common shares with a nominal value of Ps. 0.1 per share and one vote each. On December 18, 2012, the Superintendence of Corporations registered an amendment to the Company’s by-laws whereby it increased the nominal value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, which was notified through the CNV, was registered under number 20,264 of Stock Companies Book 62 T°. The request for Transfer of Public Offering and Listing has been submitted and is still pending.

The movements in the capital accounts as of June 30, 2013 and 2012 are as follows:

	Shares owned	Share Capital, Inflation adjustment of share capital and Share Premium
At July 1, 2011	1,259,608,411	746,872
Conversion of notes	277,777	38
At June 30, 2012	1,259,886,188	746,910
Reallocation of retained earnings	-	(107,330)
Conversion of notes	254,320	41
At June 30, 2013	1,260,140,508	639,621

Inflation Adjustment of Share Capital

Under Argentine GAAP, the Group’s financial statements were previously prepared on the basis of general price-level accounting which reflected changes in the purchase price of the Argentine Peso in the historical financial statements through February 28, 2003. The inflation adjustment related to share capital was appropriated to an inflation adjustment reserve that formed part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company. Resolution 592/11 of the CNV requires that at the transition date to IFRS certain equity accounts, such as the inflation adjustment reserve, are not adjusted and are considered an integral part of share capital.

Legal reserve

According to Argentina´s laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of share capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s subsidiaries have not reached the legal limit of these reserves.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Equity (Continued)

Reserve for new developments

The Company and subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses such as new developments. The voluntary reserves may be released for dividend distribution.

Dividends

The dividends paid for the year ended June 30, 2013 and 2012 amounts to Ps. 306,500 (Ps. 0.24 per share) and Ps. 294,054 (or Ps. 0.23 per share), respectively.

Expired dividends

On December 20 and December 30, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 6,937 for funds corresponding to undistributed cash dividends, as per the following detail:

-	Ps. 3,809 to expired dividends;
-	Ps. 3,128 to current dividends.

From the amount of Ps. 3,128 of current dividends on November 17, 2012, Ps. 626 expired, remaining an amount of Ps. 2,502 disclosed under the “Trade and other payables” line item.

The amounts corresponding to current dividends are disclosed under “Trade and other payables”; while the amounts corresponding to expired dividends were registered against Retained earnings.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

30.	Revenues

	June 30, 2013	June 30, 2012
Base rent	600,350	471,761
Contingent rent	254,429	211,937
Admission rights	107,466	88,168
Parking fees	62,484	45,141
Averaging of scheduled rent escalation	21,572	27,317
Letting fees	33,620	33,100
Management fees	18,167	14,296
Expenses and collective promotion fund	531,140	436,056
Others	2,718	2,654
Total rental and service income	1,631,946	1,330,430
Sale of trading properties	4,262	32,171
Total sale of properties	4,262	32,171
Other revenue	1,203	4,836
Total other revenue	1,203	4,836
Total group revenue	1,637,411	1,367,437

31.	Costs

	June 30, 2013	June 30, 2012
Service charge expense and other operating costs	745,478	606,981
Total cost of property operations	745,478	606,981
Cost of sale of trading properties	3,480	10,610
Total cost of sale of properties	3,480	10,610
Other costs	907	1,687
Total other costs	907	1,687
Total group costs (Note 32)	749,865	619,278

32.	Expenses by nature

The Group presented the statement of income classified according to their function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional disclosure required on the nature of expenses and their relationship to the function within the Group.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Expenses by nature (Continued)

For the year ended June 30, 2013:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other Costs	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	231,492	31	3	8,636	5,129	245,291
Maintenance, security, cleaning, repairs and others	174,526	1,531	38	868	129	177,092
Depreciation and amortization	129,129	-	-	591	86	129,806
Advertising and other selling expenses	111,896	-	-	-	5,153	117,049
Taxes, rates and contributions	52,199	203	-	192	35,978	88,572
Director´s fee	-	-	-	43,034	-	43,034
Fees and payments for services	26,254	138	858	10,410	1,162	38,822
Leases and expenses	10,931	812	-	1,197	154	13,094
Impairment of receivables (charge and recovery)	-	-	-	-	12,957	12,957
Others	9,051	3	8	2,792	78	11,932
Cost of sale of properties	-	762	-	-	-	762
Total expenses by nature	745,478	3,480	907	67,720	60,826	878,411

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Expenses by nature (Continued)

For the year ended June 30, 2012:

	Costs
	Charges for services and other operating cost	Cost of sales of trading properties	Other Costs	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	179,050	-	18	7,090	5,809	191,967
Maintenance, security, cleaning, repairs and others	143,305	1,752	265	884	108	146,314
Depreciation and amortization	108,027	-	19	803	-	108,849
Advertising and other selling expenses	99,279	-	-	-	3,459	102,738
Taxes, rates and contributions	42,977	235	-	580	27,891	71,683
Directors' fees	-	-	-	36,024	-	36,024
Fees and payments for services	18,775	31	1,366	9,969	875	31,016
Leases and expenses	10,941	619	-	959	190	12,709
Impairment of receivables (charge and recovery)	-	-	-	-	3,744	3,744
Others	4,627	3	19	1,874	1,300	7,823
Cost of sale of properties	-	7,970	-	-	-	7,970
Total expenses by nature	606,981	10,610	1,687	58,183	43,376	720,837

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Employee costs

	June 30, 2013	June 30, 2012
Salaries, bonuses and social security costs	236,783	189,039
Costs of defined contribution plan	4,002	723
Share-based compensation	4,506	2,205
Employee costs	245,291	191,967

34.	Other operating income, net

	June 30, 2013	June 30, 2012
Recovery of provisions	2,230	693
Lawsuits and other contingencies (Note 23)	(7,179)	(25)
Donations	(30,277)	(13,923)
Management fees	1,104	244
Others	(3,456)	(7,805)
Total Other operating income, net	(37,578)	(20,816)

35.	Financial results, net

	June 30, 2013	June 30, 2012
Finance income:
- Interest income	36,261	12,937
- Foreign exchange	18,768	20,620
- Others finance income	-	16,004
Finance income	55,029	49,561

Finance costs
- Interest expense	(91,972)	(69,617)
- Foreign exchange	(124,199)	(68,468)
- Loss from repurchase of Non-Convertible Notes	(9,992)	-
- Other finance costs	(28,400)	(19,791)
- Loss on derivative financial instruments	(2,977)	(1,050)
Subtotal finance costs	(257,540)	(158,926)
Less: Capitalized finance costs	10,307	1,515
Finance costs	(247,233)	(157,411)
Other financial results :
Fair value gains of financial assets at fair value through profit or loss	877	3,368
Other financial results	877	3,368
Total financial results, net	(191,327)	(104,482)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Earnings per share

(a)	Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year (Note 29).

On December 18, 2012, the Inspección General de Justicia registered an amendment to the Company’s by-laws whereby it increased the nominal value of its shares from Ps. 0.1 to Ps. 1 each. This amendment, which was notified through the CNV, was registered under number 20,264 of Stock Companies Book 62 T°. The request for Transfer of Public Offering and Listing has been submitted and is still pending.

	June 30, 2013	June 30, 2012
Profit attributable to equity holders of the Group	330,098	332,047
Weighted average number of ordinary shares in issue (thousands)	1,260,014	1,259,886
Basic earnings per share	0.26	0.26

(b)	Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2012, the Group had one category of dilutive potential shares: convertible notes. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding convertible notes. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the convertible notes. On January 14, 2013, the Group repurchased convertible notes, annulling thus the diluted effect (See Note 4).

	June 30, 2013	June 30, 2012
Profit attributable to equity holders of the Group	330,098	332,047
Interest – Convertible Notes	-	13,749
Foreign exchange	-	13,522
Income Tax	-	(9,545)
Net income for calculation of diluted earnings per share	330,098	349,773
Weighted average number of ordinary shares in issue (thousands)	1,260,014	1,259,886
Adjustments for:
Convertible notes (in thousands)	-	1,304,781
Weighted average number of ordinary shares for diluted earnings per share (thousands)	1,260,014	2,564,667
Diluted earnings per share	0.26	0.14

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related-Party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The following section provides a brief description of the main transactions conducted with related parties which are not described in other notes of these consolidated financial statements:

1.	Remuneration of the Board of Directors

The Business Company Act provides that the remuneration of the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders' Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount will be limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where the total of profits is distributed.

Some of our Directors are hired under the Employment Contract Act No. 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination.

The remuneration of directors for each fiscal year is based on the provisions established by the Business Company Act, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded by the Company during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

2.	Senior Management remuneration

The members of the Senior or Top Management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The Group’s Senior Management is composed of as follows:

Name	Date of birth	Position	In the position since
Alejandro G. Elsztain	03/31/1966	General Manager	2002
Daniel R. Elsztain	12/22/1972	Operating Manager	2011
Matias Gaivironsky	02/23/1976	Financial Manager	2011
David A. Perednik	11/15/1957	Administrative Manager	2002
Juan José Martinucci	01/31/1972	Commercial Manager	2013

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, and an annual gratification which varies according to their individual performance and the Group's results. Members of the senior management participate in defined contribution and share-based incentive plans that are described in Notes 25 and 26, respectively.

3.	Corporate Service Agreement:

In due course, the Board of Directors considered it was convenient to implement alternatives that allows to reduce certain fixed costs, in view that the operating areas of APSA, our parent company IRSA and its parent company Cresud share certain characteristics of affinity, with the aim of reducing their incidence on the operating results, building on and enhancing the individual efficiencies of each of the companies in the different areas that form part of operating administration.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between APSA and such companies. The agreement has a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.

The service exchange arrangement involves the provision for valuable consideration of services related to any of the participating areas, rendered by one or more of the parties to the Master Agreement for the benefit of another or other parties; the services are invoiced by each of the parties, and payable primarily through offsetting arrangements against sums due as a result of services rendered by other parties; should there be any difference in the value of the services rendered, payment is settled in cash.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

It is also worth noting that the parties have hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and documentation. Notably, the parties retain absolute freedom and confidentiality regarding their strategic and comercial decisions.

4.	Donations granted to Fundación IRSA:

Fundación IRSA is a non-profit institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Administrators are: Eduardo S. Elsztain (Chairman); Saul Zang (Vice Chairman I), Alejandro Elsztain (Vice Chairman II) and Mariana C. de Elsztain (secretary). It finances its activities with the donations made by APSA, IRSA and Cresud.

5.	Leases and/or rights of spaces use:

In the course of its normal operations, the Group enters into different kinds of agreements for the lease of real estate and spaces in shopping centers related to its activities, namely:

(a)	Lease agreements, gratuitous bailment agreements or agreements for the use of space in shopping centers

The Group normally leases different spaces in its Shopping Centers (stores, stands, storage rooms or advertising spaces) to related parties, such as Tarshop S.A. and Banco Hipotecario S.A. (IRSA’s associated).

 Store lease agreements are usually for three years and set monthly leases payments, proportional payment of common expenses and contributions to the Collective Promotion Fund (FPC, for its acronym in Spanish), as well as payment of all direct expenses and taxes resulting from the execution of the agreements. The monthly rental is increased annually by a certain percentage as from the second contract year, on an annual and cumulative basis. The agreements further set the payment of an admission right and a special installment corresponding to the FPC, payable at the start of the agreement (called FPC Lanzamiento).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

The right to use the stands located in the shopping centers is usually granted by way of use permission agreements or, in specific cases, under gratuitous bailment agreements.  In the former case, the agreements have a term of one or two years, which establishes the payment of a monthly rental and a single percentage contribution for the payment of common expenses and FPC, as well as all the direct expenses and taxes associated to the execution of agreements. If the term is in excess of one year, the agreements establish a percentage increase after the first year. Under the gratuitous bailment agreement, the lessee does not make the monthly payment or the contribution to the above cited fund, but pays for the stand’s specific direct expenses.

As for the rental of storage space, these agreements are accessory to the lease of a store or the stand’s right to use, so usually, their term coincides with that of the primary agreement. These agreements must establish the payment of a monthly rental, which is increased annually by a given percentage as from the second year, and while they do not include payments of any common fund or direct expenses, they do provide the payment of taxes associated with the execution of the agreement.

Furthermore, the Group offers different spaces located in the shopping centers for the advertising of different companies, brands and/or products (non-traditional advertising or NTA). These are generally short-term agreements and provide for the placement of advertising in a specific number of locations at the shopping centers in exchange for a global consideration. The taxes that levy the execution of these agreements are usually paid by the counterparties.

(b)	Rights of spaces’ use granted to Fundación Museo de los Niños:

On October 1997, APSA entered into an agreement with Fundación IRSA whereby a store at the Abasto shopping center was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, in September 1999, Fundación IRSA assigned free of cost all the rights of use over such store and its respective obligations to Fundación Museo de los Niños.

Fundación Museo de los Niños is a non-profit organization created by the same founders of Fundación IRSA which maintains the same members of the board administrators.

On November 2005, APSA signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment a store at Alto Rosario shopping center for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up "Museo de los Niños, Abasto” and “Museo de los Niños, Rosario", two interactive learning centers intended for children and adults. Both agreements establish the payment of common expenses and direct expenses related to the services performed by these stores should be borne by Fundación Museo de los Niños.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

(c)	Offices leases

APSA, together with IRSA and Cresud, lease the offices of our president located at 108 Bolivar, in the Autonomous City of Buenos Aires, property of Isaac Elsztain e Hijos S.C.A. (a company controlled by certain relatives of Eduardo S. Elsztain, our president) and Hamonet S.A. (a company controlled by Fernando A. Elsztain, one of our directors, and some of its family members). The agreement, entered into in March 2004, is for 120 months and sets a monthly rental of USD 15, which is distributed and shared equally among the three companies.

Otherwise, the Group’s central administration is located on the different floors of Intercontinental Plaza tower, located at 877 Moreno in the Autonomous City of Buenos Aires, owned by our parent company IRSA. APSA leases certain floors and parking spaces under diverse rental agreements, which expire in 2014. The monthly rental payment agreed amounts to USD 61, plus the obligation to pay common expenses and taxes levied on the real estate, proportionately to the total area leased.

Additionally, our directly controlling company IRSA leases us a space in the Abasto shopping center, which has been prepared for the operation of certain operational areas of the Group. The agreement is valid until 2015. The monthly rental payment agreed is USD 6, plus a fixed amount for common expenses.

6.	Service provider or recipient:

In the normal course of business operations conducted by the Group, the Group renders and receives different types of services, the most significant being:

(a)	Management fees

The Group usually enters into certain administration and/or management agreements among the group’s companies and other related parties based upon such parties’ backgrounds, knowledge, experience and expertise in the administration this type of business, as well as the existence of qualified staff and a proper structure to render the relevant type of services. These agreements usually designate one of the Group’s companies as exclusively responsible for the management of the complexes and/or companies in exchange of a money consideration, calculated on a base that may be fixed or variable.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

(b)	Special reimbursement programs with several means of payment

The Group carries out diverse commercial actions and promotions intended to promote larger number of visitors and consumption inside its shopping centers.

Some promotions are offered on specific dates or periods, different types of discounts to clients and/or interest-free financing plans. To this end, the Group enters into agreements with various third party financial entities and/or related parties, such as Banco Hipotecario S.A. and Tarshop S.A..

These agreements usually establish different refund percentages for those clients that make purchases at all the participating stores using the means of payment specific of each financial entity and, on occasions, additional financing plans with interest-free installments. The cost of the refunds granted to the clients is generally distributed as a percentage among the lessors of the shopping centers and the financial entities, while the cost of interest-free financing is borne, in general, by the latter. The Group acts as an intermediary and is in charge of the lessors’ engagement and the advertising of these promotions. This activity results in no money flows or transfer of revenues or costs between the Group and its related parties.

(c)	Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, which Saúl Zang is a member of the Board of Directors of the Group’s companies.

(d)	Hospitality Services

On certain occasions, the Group hires hospitality and event venue rental services from Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., all subsidiaries of our parent company IRSA, and owners of several hotels.

From time to time, the Group acquires rights to use night accommodation at hotels owned by such companies, for the purposes of promotional or corporate activities. As of June 30, 2013 and 2012, the Group had 667 and 929 night accommodations pending of use.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

7.	Purchase and sale of goods and/or service hiring

In the normal course of its business and with the aim of building on and enhancing the individual efficiencies of each of the Group’s companies in the different areas comprising the operating administration, and with a view to obtaining better prices and rates, supplies and materials are purchased, and/or services are hired on behalf of a company which later sells and/or recovers to companies of the Group or other related parties, based upon their effective utilization.

(a)	Sale of radio or TV advertising seconds and/or spaces in newspapers and magazines

The Group usually enters into agreements with third parties whereby it acquires, for future use, rights of utilization of different means (pages in newspapers and magazines, radio or TV seconds, etc.), which it subsequently uses in its advertising campaigns. Such means may be used by the acquiring company or by other related parties, in which case the former sells such spaces to the latter.

(b)	Sale of supplies and materials

Usually, each of the Group’s companies buys from third parties different types of supplies and materials required to carry out its activities, which it then uses directly or sells to one or more Group’s companies or other related parties, based upon utilization needs.

(c)	Expenses reimbursement

These operations do not entail additional profits to the company which recovered expenses, as the same are carried out per the cost value of the goods or services acquired.

8.	Financial operations:

(a)	Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These loans generally accrue interest at market rates calculated from the date of each disbursement until the date of effective repayment, and may be paid off wholly or partially prior to the due date, either in cash and/or through capitalization (conversion into shares), and/or by way of offsetting arrangements involving debit and credit balances existing between the companies.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.           Related party transactions (Continued)

(b)	Master agreement for US dollar-denominated forward transactions with Banco Hipotecario S.A.

APSA and Banco Hipotecario S.A. entered into a master agreement for the performance of dollar-denominated forward transactions. This master agreement provides that the parties may carry out this type of transactions by fixing a certain forward price (“the Agreed Price”). Such transactions are settled in cash by paying the difference between the Agreed Price and the quoted price of the US dollar on the settlement date.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	-	-	(2,515)	-	-
Anónima (IRSA)	Non-Convertible Notes	19,128	1,205	-	-	-	-	-
	Corporate services	-	-	-	-	(2,257)	-	-
	Share-based payments	-	-	72	-	(63)	-	-
	Management collections	-	-	313	-	-	-	-
	Borrowings	-	-	64,533	-	-	-	-
Total direct parent company		19,128	1,205	64,918	-	(4,835)	-	-

Direct parent company of IRSA							-	-
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	7	-	(10,432)	-	-
	Corporate services	-	-	-	-	(25,424)	-	-
	Share-based payments	-	-	538	-	-	-	-
	Non-Convertible Notes	14,000	16,655	-	-	-	-	-
Total direct parent company of IRSA		14,000	16,655	545	-	(35,856)	-	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	1,751	-	(1)	-	-
Total associates of APSA		-	-	1,751	-	(1)	-	-

Joint ventures of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	272	-	(141)	-	-
	Leases´ collections	-	-	12	-	(13)	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(248)	-	-
	Management fees	-	-	629	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	51	-	-	-	-
	Management fees	-	-	46	-	-	-	-
	Borrowings	-	-	500	-	-	-	-
Total joint ventures of APSA		-	-	1,510	-	(402)	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	846	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	28	-	(63)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	5	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	67	-	-	-	-
Canteras Natal Crespo S.A.	Reimbursement of expenses	-	-	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
Total subsidiaries of IRSA		-	-	951	-	(63)	-	-

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	36	-	(6)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	9	-	-	-	-
Total subsidiaries of Cresud		-	-	45	-	(6)	-	-

Associates of IRSA							-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	299	-	(281)	-	-
	Leases and/or right of spaces’ use	-	-	10	-	-	-	-
	Non-Convertible Notes	-	5,136	-	-	-	-	-
	Mortgage bonds	-	540	-	-	-	-	-
	Borrowings	-	-	-	-	-	(35,557)	(9,738)
Total associates of IRSA		-	5,676	309	-	(281)	(35,557)	(9,738)

Joint ventures of IRSA							-	-
Cyrsa S.A.	Reimbursement of expenses	-	-	84	-	(59)	-	-
Total joint ventures of IRSA		-	-	84	-	(59)	-	-

Others Related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	29	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	88	-	(5)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	10	-	(437)	-	-
	Fees	-	-	-	-	(182)
	Advances	-	-	3	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	133	-	(11)	-	-
	Leases and/or rights of spaces’ use	-	-	902	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	13	-	(1)	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(3)	-	-
Total others related parties		-	-	1,178	-	(639)	-	-

Directors							-	-
Directors	Fees	-	-	-	-	(11,754)	-	-
	Guarantee deposits	-	-	-	(12)	(69)	-	-
Total directors		-	-	-	(12)	(11,823)	-	-
Total		33,128	23,536	71,291	(12)	(53,965)	(35,557)	(9,738)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2012:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Direct parent company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	-	1,010	-	(3,189)	-	-
Sociedad Anónima (IRSA)	Convertible Notes	-	-	-	-	-	(143,679)	(6,536)
	Corporate services	-	-	696	-	(2,139)	-	-
	Share-based payments	-	-	46	-	-	-	-
	Management collections	-	-	10	-	(12)	-	-
	Fees	-	-	-	-	(25)	-	-
	Borrowings	-	-	-	-	(95)	-	-
Total direct parent company		-	-	1,762	-	(5,460)	(143,679)	(6,536)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	2,013	-	(439)	-	-
	Corporate services	-	-	10,383	-	(37,827)	-	-
	Share-based payments	-	-	238	-	-	-	-
	Non-Convertible Notes	29,958	8,781	-	-	-	-	-
Total direct parent company of IRSA		29,958	8,781	12,634	-	(38,266)	-	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	1,220	-	(1)	-	-
	Leases and/or right of spaces’ use	-	-	343	-	(782)	-	-
Total associates of APSA		-	-	1,563	-	(783)	-	-

Joint venture of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	567	-	(198)	-	-
	Management fees	-	-	61	-	-	-	-
Quality Invest S.A.	Management fees	-	-	22	-	-	-	-
Total joint venture of APSA		-	-	650	-	(198)	-	-

Subsidiaries of Cresud
Cactus S.A.	Reimbursement of expenses	-	-	12	-	-	-	-
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	112	-	(6)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
Total subsidiaries of Cresud		-	-	125	-	(6)	-	-

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hospitality services	-	-	489	-	(36)	-	-
Nuevas Fronteras S.A.	Hospitality services	-	-	-	-	(105)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	3	-	(3)	-	-
IRSA International LLC	Reimbursement of expenses	-	-	56	-	-	-	-
Hoteles Argentinos S.A.	Hospitality services	-	-	-	-	(1)	-	-
Ritelco S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	20	-	-	-	-
Total subsidiaries of IRSA		-	-	569	-	(145)	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	42	-	-	-	-
	Leases and/or right of spaces’ use	-	-	257	-	-	-	-
	Mortgage bonds	-	496	-	-	-	-	-
Total associates of IRSA		-	496	299	-	-	-	-

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	26	-	(28)	-	-
Total joint ventures of IRSA		-	-	26	-	(28)	-	-

Others related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	73	-	(5)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(644)	-	-
Fundación Museo de los niños	Reimbursement of expenses	-	-	82	-	(6)	-	-
	Leases and/or right of spaces’ use	-	-	1,352	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	18	-	-	-	-
Total others related parties		-	-	1,525	-	(655)	-	-

Directors
Directors	Fees	-	-	-	-	(14,812)	-	-
	Reimbursement of expenses	-	-	1	-	-	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
	Non-Convertible Notes	-	-	-	-	-	(5)	-
Total directors		-	-	1	(12)	(14,812)	(5)	-
Total		29,958	9,277	19,154	(12)	(60,353)	(143,684)	(6,536)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of July 1, 2011:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Direct parent company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	-	561	-	(2,396)	-	-
Sociedad Anónima (IRSA)	Convertible Notes	-	-	-	-	-	(130,444)	(19,228)
	Leases´ collections	-	-	10	-	-	-	-
	Corporate services	-	-	1,296	-	(453)	-	-
	Fees	-	-	-	-	(18)	-	-
	Borrowings	-	-	-	-	(86)	-	-
Total direct parent company		-	-	1,867	-	(2,953)	(130,444)	(19,228)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	1,336	-	(3,207)	-	-
	Non-Convertible Notes	7,706	2,615	-	-	-	-	-
	Corporate services	-	-	10,125	-	(7,726)	-	-
Total direct parent company of IRSA		7,706	2,615	11,461	-	(10,933)	-	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	523	-	-	-	-
	Leases and/or right of spaces’ use	-	-	24	-	-	-	-
	Other receivables	-	-	13,715	-	-	-	-
	Borrowings	-	-	-	-	(17,330)	-	-
	Other payables	-	-	-	-	(5,533)	-	-
Total associates of APSA		-	-	14,262	-	(22,863)	-	-

Subsidiaries of Cresud
Cactus S.A.	Reimbursement of expenses	-	-	25	-	(3)	-	-
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	13	-	(6)	-	-
Total subsidiaries of Cresud		-	-	38	-	(9)	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hospitality services	-	-	73	-	(74)	-	-
Nuevas Fronteras S.A	Hospitality services	-	-	-	-	(146)	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	2	-	(2)	-	-
IRSA International LLC	Reimbursement of expenses	-	-	51	-	-	-	-
Hoteles Argentinos S.A.	Hospitality services	-	-	-	-	(1)	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	20	-	-	-	-
Total subsidiaries of IRSA		-	-	146	-	(223)	-	-

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	4	-	-	-	-
	Leases and/or right of spaces’ use	-	-	222	-	-	-	-
	Mortgage bonds	-	477	-	-	-	-	-
Total associates of IRSA		-	477	226	-	-	-	-

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	172	-	(1,097)	-	-
Total joint ventures of IRSA		-	-	172	-	(1,097)	-	-

Others related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	11	-	(5)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(783)	-	-
Fundación Museo de los niños	Reimbursement of expenses	-	-	35	-	(6)	-	-
	Leases and/or right of spaces’ use	-	-	1,717	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	5	-	-	-	-
Total Others related parties		-	-	1,768	-	(794)	-	-

Directors
Directors	Fees	-	-	-	-	(10,023)	-	-
	Reimbursement of expenses	-	-	2	-	-	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
	Non-Convertible Notes	-	-	-	-	-	(41)	(2)
Total directors		-	-	2	(12)	(10,023)	(41)	(2)
Total		7,706	3,092	29,942	(12)	(48,895)	(130,485)	(19,230)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

The following is a summary of activity with related parties as of June 30, 2013:

Related party	Corporate services	Fee	Financial operations	Donations	Leases and/or rights of use
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	(22,411)	-	(5,106)
Total direct parent company	-	-	(22,411)	-	(5,106)

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(65,247)	-	6,998	-	-
Total direct parent company of IRSA	(65,247)	-	6,998	-	-

Associates of APSA
Tarshop S.A.	-	-	-	-	2,605
Total associates of APSA	-	-	-	-	2,605

Others related parties
Estudio Zang, Bergel & Viñes	-	(1,698)	-	-	-
Fundación IRSA	-	-	-	(1,420)	-
Hamonet S.A.	-	-	-	-	(80)
Isaac Elsztain	-	-	-	-	(186)
Total others related parties	-	(1,698)	-	(1,420)	(266)

Directors
Directors	-	(43,034)	-	-	-
Total directors	-	(43,034)	-	-	-

Joint ventures of APSA
Quality Invest S.A.	-	216	28	-	-
Nuevo Puerto Santa Fe S.A.	-	888	-	-	(111)
Total joint ventures of APSA	-	1,104	28	-	(111)

Associates of IRSA
Banco Hipotecario S.A.	-	-	(1,377)	-	453
Total associates of IRSA	-	-	(1,377)	-	453
Total	(65,247)	(43,628)	(16,762)	(1,420)	(2,425)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.           Related party transactions (Continued)

The following is a summary of activity with related parties as of June 30, 2012:

Related party	Leases and/or rights of use	Financial operations	Fees	Donations	Corporate services
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(6,279)	(13,648)	-	-	-
Total direct parent company	(6,279)	(13,648)	-	-	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	-	906	-	-	(47,969)
Total direct parent company of IRSA	-	906	-	-	(47,969)

Associates of APSA
Tarshop S.A.	2,998	-	-	-	-
Total associates of APSA	2,998	-	-	-	-

Others related parties
Estudio Zang, Bergel & Viñes	-	-	(2,631)	-	-
Fundación IRSA	-	-	-	(737)	-
Inversiones Financieras del Sur	-	125	-	-	-
Hamonet S.A.	(107)	-	-	-	-
Isaac Elsztain e Hijos S.A.	(163)	-	-	-	-
Total others related parties	(270)	125	(2,631)	(737)	-

Directors
Directors	-	(1)	(36,024)	-	-
Total directors	-	(1)	(36,024)	-	-

Joint ventures of APSA
Quality Invest S.A.	-	-	(18)	-	-
Nuevo Puerto Santa Fe S.A.	-	-	(226)	-	-
Total joint ventures of APSA	-	-	(244)	-	-

Associates of IRSA
Banco Hipotecario	247	59	-	-	-
Total associates of IRSA	247	59	-	-	-
Total	(3,304)	(12,559)	(38,899)	(737)	(47,969)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Barters transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for units to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2013:

Beruti

On October 13, 2010, the Group and TGLT, entered into an agreement to barter a plot of land located at Beruti 3351/59 in the city of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction, which was subject to certain precedent conditions including the completion by TGLT of its initial public offering, was agreed upon at USD 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT will transfer to APSA (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of USD 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 and therefore the precedent condition for the transaction was fulfilled on that date. TGLT paid the mentioned USD 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of APSA.

An association named Asociación Amigos Alto Palermo presented an injunction requesting that the construction is prohibited and obtained a suspension interim measure for this purpose. Later, the Court of Appels from the Authonomous City of Buenos Aires ordered the lifting of such interim measure.

Rosario

The Group subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 H, located in the City of Rosario, Province of Santa Fe for a total amount of USD 2.3 million. On November 27, 2008 the Group and Condominios del Alto S.A. subscribed the deed.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Barter transactions (Continued)

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Group of the following future real estate: (i) 42 functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in the plot; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the mentioned building.

On April 14, 2011, the Group and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the
Company and the ownership title to 45 parking spaces and 5 storage spaces.

As a consequence of the co-bartering parties having fulfilled the obligations  assumed with ADIF, the Argentine National State has determined (through Resolution Nº 31-ADIF-P-2013) that compliance with the charge regarding the lot 2 H has been verified upon reaching the minimum investment fixed for the cited lot, in conformity with Provision ONABE Nº 07/2009 and Resolution Nº 65-ADIF-P-2010, and has proceeded to release APSA and Condominios del Alto S.A. from any obligations as to ADIF with respect to the lot 2 H.

Furthermore, on May 17 2013, the property was reported as condominium property, and thus properly filed with the Real Estate Registry, in order that Condominios del Alto S.A. should subsequently transfer the units under barter in favor of APSA. As of June 30, 2013, the transfer is still pending.

39.	Subsequent events

Subscription of shares of Avenida Inc.

On August 30, 2013, the Group subscribed, through a subsidiary, 3,703,704 shares of Avenida Inc., representing 26,09% of its outstanding capital. Avenida Inc. will be engaged in the e-commerce business. The transaction price was Ps. 13,034, which has already been fully paid. The Group has the option to increase its interest up to 37.04% of the company.

Joint venture and shareholder agreement between the group companies of LRSA and SRA

On September 25, 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A., Entertainment Holdings S.A. (EH), Entretenimiento Universal S.A., and La Rural S.A., entered into an agreement that mainly consists of an amendment to the preexinting agreements under the joint venture pursuant to which they agreed to revise, amend and/or clarify certain provision. Following this agreement, the Company is currently in the process of evaluating any potential effect on the preliminary purchase price allocation of its joint venture acquisition.

Stock Purchase Option Agreement for the shares of Arcos del Gourmet S.A.

On September 16, 2013, Alto Palermo S.A. (APSA) entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest and all the related rights of Arcos del Gourmet S.A.. The term to exercise the option runs from the execution of the agreement to December 31, 2018. The stock purchase price, in the event the option is exercised, is USD 0.8 million per each percentage point of the company’s capital stock. The option price is made up of a fixed amount of Ps. 2 million and another variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, from the opening of the shopping mall until the end of the lease agreement between APSA and Arcos.

Notice of General Regular and Special Shareholders´ Meeting of Alto Palermo S.A.

On October 1, 2013, the board of directors of Alto Palermo S.A. called a Regular General Shareholders´ Meeting to be held on October 31, 2013 and informed on some of the items to be transacted thereat, namely:

a.	The provisions of Ruling 609/ 2012 of the National Securities Commission and the creation of a special reserve in the Shareholders' Equity.

b.	Payment of a dividend in cash and/or in kind for the fiscal year up to an amount of Ps. 167.5 million, in addition to the advanced dividend of Ps. 166.5 million approved on May 3, 2013.

c.
Update to the report on the Incentive Plan for the officers of the company as approved and ratified by the meetings held in 2009/2010/2011 and 2012, respectively; approval of implemented measures and delegation of powers to the Board of Directors for a new period.

d.	The merger with Apsamedia S.A. and the previous merger commitment and other documents.

e.	Update to the report on the Shared Services Agreement.

f.
Global Program of Issuance of Simple Corporate Notes for up to USD 300 million, currently in force in conformity with the approval of the Shareholders´ Meeting held on October 31, 2011, the renewal of the delegation to the Board of Directors of the power to determine the emission time and currency, and other terms and conditions of the issuance of corporate notes.

g.
As approved by the shareholders´ meeting of October 29, 2009 and October 31, 2011 for the issuance of short-term debt securities (“VCP”, in Spanish) for a maximum amount outstanding at any time which cannot exceed the equivalent in pesos of USD 50 million; consideration of the renewal of the powers delegated on the Board of Directors to decide upon the timing and currency of issuance, and other terms and conditions.