Form 20-F
ALTO PALERMO SA APSA
filed 2014-10-31
CIK 1128173

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2014

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

ALTO PALERMO S.A. (APSA)

i

Table of Content

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

This annual report includes forward-looking statements, principally under the captions “Item 3 (d). Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

Factors that could cause actual results to differ materially and adversely include but are not limited to:

•	changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	inflation, currency fluctuations and fluctuations in prevailing interest rates;

•	changes in customer demand and preferences, as well as the financial condition of our tenants and customers;

•	competitive conditions in the shopping center industry in Argentina as a whole and particularly in our areas of operations;

•	our ability to implement our business plan, including our ability to secure financing on terms acceptable to us;

•	changes in the retail market in Argentina;

•	existing and future laws and government regulations applicable to our business;

•	increases in our costs;

•	interests of and actions taken by, our controlling shareholders, including any resulting conflicts of interest;

•	our ability to integrate businesses or assets we acquire into our existing business;

•	events of force majeure; and
•	the risk factors discussed under Item 3 (d) Risk Factors on page 4.
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

ii

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Financial Statements

This Annual Report contains our audited consolidated financial statements as of June 30, 2014 and 2013 for our fiscal years ended June 30, 2014, 2013 and 2012 (our “audited consolidated financial statements”). Our audited consolidated financial statements included elsewhere herein have been audited by Price Waterhouse & Co. S.R.L., Ciudad Autónoma de Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm whose report is included herein.

Pursuant to Resolution No. 562/09 issued by the Comisión Nacional de Valores (“CNV”), as subsequently amended by Resolution No. 576/10, and further amended and restated by resolution No. 622/13 (The “Rules of the CNV”), all listed companies in Argentina with certain exceptions (i.e. financial institutions and insurance entities) were required to present their consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Therefore, we have prepared our Consolidated Financial Statements under IFRS for the first time for our financial year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. All IFRS issued by the IASB effective at the time of preparing the Consolidated Financial Statements have been applied. The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011.

Market Data

Market data used throughout this annual report was derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable.

 Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding.

In this annual report where we refer to “Peso”, “Pesos”, “ARS” or “Ps.” we mean Argentine pesos, the lawful currency in Argentina; when we refer to “U.S. Dollars,” or “US$” we mean United States dollars, the lawful currency of the United States of America; and when we refer to “Central Bank” we mean the Argentine Central Bank.

Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. Dollars at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2014, which was Ps. 8.133 = US$ 1.00. We make no representation that the Peso or U.S. Dollar amounts actually represent or could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

  iii

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

This item is not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3.	Key Information

A. Selected consolidated financial data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with our Audited Consolidated Financial Statements included under Item 8. Financial Information and the discussion in Item 5. Operating and Financial Review and Prospects. The selected consolidated statement of income data for the years ended June 30, 2014, 2013 and 2012 and the selected consolidated balance sheet data as of June 30, 2014 and 2013 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., City of Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

	For the fiscal year ended June 30,
	2014	2014	2013	2012
	(In thousands) (1)		(In thousands) (1)
	(US$) (2)	Ps. (1)	Ps. (1)	Ps. (1)
Audited Consolidated Statement of income
Revenues	259,807	2,113,014	1,637,411	1,367,437
Costs	(117,575)	(956,238)	(749,865)	(619,278)
Gross profit	142,232	1,156,776	887,546	748,159

Gain from disposal of investment properties	38	308	236	-
General and administrative expenses	(12,473)	(101,445)	(67,720)	(58,183)
Selling expenses	(9,450)	(76,854)	(60,826)	(43,376)
Other operating results, net	(3,367)	(27,387)	(37,578)	(20,816)
Total operating income	116,980	951,398	721,658	625,784

Share of (loss) / profit of associates and joint ventures	(1,664)	(13,535)	(602)	3,758
Profit from operations before financing and taxation	115,316	937,863	721,056	629,542

Financial income	15,307	124,495	55,029	49,561
Finance cost	(61,466)	(499,901)	(234,264)	(156,361)
Other financial	9,188	74,730	(12,092)	2,318
Financial results, net	(36,971)	(300,676)	(191,327)	(104,482)
Income before tax	78,345	637,187	529,729	525,060
Income tax expense	(27,874)	(226,700)	(178,698)	(179,416)
Total net income	50,471	410,487	351,031	345,644
Total comprehensive income	50,471	410,487	351,031	345,644

Attributable to:
Equity holders of the parent	46,355	377,003	330,098	332,047
Non-controlling interest	4,117	33,484	20,933	13,597
Profit per common share attributable to equity holders of the parent:
Basic	0.04	0.30	0.26	0.26
Diluted	0.04	0.30	0.26	0.14

CASH FLOW DATA
Net cash generated from operating activities	113,299	921,464	654,706	613,905
Net cash used in investing activities	(63,673)	(517,852)	(447,164)	(259,529)
Net cash used in financing activities	(63,557)	(516,906)	(90,789)	(400,192)
Net (decrease) /increase in cash and cash equivalents	(13,930)	(113,294)	116,753	(45,816)

	As of the fiscal year ended June 30,				As of July 1,
	2014	2014	2013	2012	2011
			(In thousands) (1)
	(US$) (2)	Ps. (1)	Ps. (1)	Ps. (1)	Ps. (1)
Audited Consolidated Statements of Financial Position
ASSETS
Non-current assets
Investment properties	215,602	1,753,492	1,621,636	1,544,530	1,545,649
Property, plant and equipment	2,896	23,552	20,169	17,485	17,402
Trading properties	1,024	8,325	653	4,375	1,818
Intangible assets	8,085	65,754	62,661	62,724	62,968
Investment in associates and joint ventures	21,136	171,903	171,117	114,455	47,634
Deferred income tax assets	4,958	40,326	37,404	23,467	22,790
Income tax receivables	71	578	5,083	4,002	4,778
Trade and other receivables	10,564	85,914	75,910	78,886	78,982
Investments in financial assets	7,802	63,455	99,963	104,993	76,256
Total Non-current assets	272,138	2,213,299	2,094,596	1,954,917	1,858,277

Current assets
Trading properties	149	1,214	6,991	4,012	14,224
Inventories	1,275	10,368	9,896	10,394	7,384
Derivative financial instruments	152	1,234	-	-	-
Income tax credit	15	123	-	-	-
Trade and other receivables	115,235	937,204	550,762	386,773	324,522
Investments in financial assets	26,567	216,071	169,174	45,072	29,396
Cash and cash equivalents	14,350	116,706	223,385	102,698	145,552
Total current assets	157,743	1,282,920	960,208	548,949	521,078

TOTAL ASSETS	429,881	3,496,219	3,054,804	2,503,866	2,379,355

Shareholders’ equity attributable to Alto Palermo S.A.	100,023	813,487	848,923	823,876	795,918
Non-controlling interest	23,620	192,102	161,892	148,647	136,836
Shareholders’ Equity	123,643	1,005,589	1,010,815	972,523	932,754

LIABILITIES
Non-current liabilities
Trade and other payables	24,059	195,673	190,170	160,208	143,934
Borrowings	128,624	1,046,102	834,814	680,550	615,503
Deferred income tax liabilities	13,252	107,778	101,942	120,968	137,684
Provisions	2,813	22,878	11,730	11,593	12,829
Total Non-current liabilities	168,748	1,372,431	1,138,656	973,319	909,950

Current liabilities
Trade and other payables	60,225	489,811	437,750	361,880	324,545
Income tax liabilities	6,969	56,681	77,683	105,411	66,163
Payroll and social security liabilities	9,356	76,090	26,041	26,171	24,061
Derivative financial instruments	1,749	14,225	1,732	-	-
Borrowings	58,925	479,237	356,028	64,562	121,615
Provisions	265	2,155	6,099	-	267
Total current liabilities	137,489	1,118,199	905,333	558,024	536,651

TOTAL LIABILITIES	306,238	2,490,630	2,043,989	1,531,343	1,446,601

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	429,881	3,496,219	3,054,804	2,503,866	2,379,355

	For the fiscal year ended on June 30,
	2014	2014	2013	2012
OTHER FINANCIAL DATA	(US$) (2)	Ps. (1)	Ps. (1)	Ps. (1)
Basic net income per common share	0.037	0.30	0.26	0.26
Diluted net income per common share	0.037	0.30	0.26	0.14
Basic net income per ADS	1.475	12.00	10.40	10.40
Diluted net income per ADS	1.475	12.00	10.40	5.60
Depreciation and amortization	14,879	121,014	129,806	108,849
Capital expenditures	35,135	285,749	222,907	116,411
Working capital	20,253	164,721	54,875	(9,075)
Ratio of current assets to current liabilities	0.14	1.15	1.06	0.98
Ratio of shareholders’ equity to total liabilities	0.05	0.40	0.49	0.64
Ratio of non-current assets to total assets	0.08	0.63	0.69	0.78
Dividends per share	0.04	0.32	0.24	0.23
Dividends per ADS	1.59	12.94	9.73	9.34
Number of shares outstanding	1,260,140,508	1,260,140,508	1,260,140,508	1,259,886,188
Capital stock	15,494	126,014	126,014	125,989
(1)	In thousands of Pesos, except ratios. Totals may not sum due to rounding.
(2)
Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of June 30, 2014, which was Ps.8.133 per US$ 1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.

 Exchange Rates

In April 1991, the Convertibility Law No. 23,928 (the “Convertibility Law”) was enacted, which statutorily obligated the Argentine Central Bank to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted Law No. 25,561 (the “Public Emergency Law”), setting aside more than ten years of Peso against U.S. Dollar fixed parity. After devaluing the Peso and setting the official exchange rate of Ps.1.40 per U.S. Dollar, on February 11, 2002, the government allowed the free float of the Peso against the U.S. dollar. The shortage of U.S. dollars and their heightened demand caused the Peso to depreciate significantly in the first half of 2002. As of October 27, 2014 the applicable exchange rate was Ps. 8.50 = US$1.00 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. During 2010, 2011, 2012, 2013 and 2014, the Argentine Central Bank indirectly affected the exchange rate market, through active participation with the purpose of isolating external effects and maintaining a stable parity. On January 22, 2014, the official exchange rate of the Argentine peso had weakened by 25 cents to Ps.7.14 to the dollar, its biggest daily decline since the crisis of 2002. On January 23, 2014, the peso fell by over 86 cents to Ps. 8 against U.S. Dollar in the retail market, and by even more in the wholesale market. The Argentine Central Bank eventually intervened to stabilize the market at Ps.7.79 against U.S. Dollar, nonetheless, the Peso suffered a devaluation of over 15% in 48 hours. During February 2014, the Peso slightly strengthened to Ps. 7.8 against U.S. Dollar, before weakening to Ps. 8. The U.S. Dollar increased to Ps. 8.42 in September 2014 from Ps. 8.40 in August 2014. As from January, 2014, until October, 2014, the Peso suffered a devaluation of 22%.

The following table presents the high, low, average and period closing exchange rate for the average ask / bid of U.S. dollars stated in nominal Pesos per U.S. dollar.
	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing(4)
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
Fiscal year ended June 30, 2011	4.0900	3.9110	3.9810	4.0900
Fiscal year ended June 30, 2012	4.5070	4.0900	4.2808	4.5070
Fiscal year ended June 30, 2013	5.3680	4.5050	4.8914	5.3680
Fiscal year ended June 30, 2014	8.0830	5.3700	6.7657	8.0830
July, 2014	8.1630	8.0850	8.1108	8.1630
August, 2014	8.3560	8.1860	8.2687	8.3510
September, 2014	8.4210	8.3500	8.3660	8.3800
As of October 27, 2014	8.4500	8.3950	8.4221	8.4500

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year.
(3)	Average exchange rate for the fiscal year, month or partial period described in the table above.
(4)	Average of the selling rate and buying rate.

Increases in Argentine inflation or devaluation and depreciation of the Peso could have a material adverse effect on our results.

B. Capitalization and Indebtedness

This section is not applicable.
C. Reasons for the Offer and Use of Proceeds

This section is not applicable.

D. Risk Factors

You should carefully consider the risks described below, in addition to the other information contained in this annual report, before making an investment decision. We also may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may adversely affect our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares and ADSs involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Relating to Argentina

Argentina’s growth may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then. During 2014, the Argentine economy has shown signs of slowdown due to the increase in the applicable exchange rates and the decrease in the commodity prices. Argentine economy is suffering high inflation and an increasing need of capital investment, with many sectors, particularly the energy sector, operating near full capacity.

During 2013, the Argentine GDP increased by 2.9%, according to data published by the National Institute of Statistics (“Instituto Nacional de Estadísticas y Censos” or the “INDEC”). For the six months ended June 30, 2014, GDP increased 0.0% relative to the same period the prior year, according to data published by the INDEC. As of August 30, 2014, the Monthly Economic Activity Estimator (“Estimador Mensual de Actividad Económica” or the “EMAE”) decreased 1.2%, relative to the same period the prior year, according to data published by the INDEC

The economic and financial slowdown in certain European countries, the United States, and certain other important commercial partners of Argentina, may imply a decline in the international demand for Argentine products, which could have a material adverse effect on our financial condition and the results of operations. Moreover, the country’s relative stability since 2002 has been affected by increased political tension and government intervention in the economy. Additionally, as of the date of this annual report the negotiations of the argentine government with the holdouts of Argentina’s sovereign debt remain unresolved, which may adversely affect the growth of the country. For more information see “Risks Factors Relating to Argentina - Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.”

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

In fiscal years 2010, 2011, 2012, 2013 and 2014, inflation according to the INDEC was 11.0%, 9.7%, 9.9%, 10.5% and 15.0% (Since January 2014, the Argentine government established a new consumer price index (“IPCNu”) which more broadly reflects consumer prices by considering price information from the 24 provinces of Argentina. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes notice for a six month period after IPCNu was introduced). Until 2013 inflation has been controlled, in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed with private companies. During 2014 inflation has accelerated mainly due to the devaluation process carried out by the Argentine Central Bank. The uncertainty surrounding future inflation may impact the country’s growth.

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

Additionally, high inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, a portion of the Argentine debt is adjusted by the Coefciente de Estabilización de Referencia, (“CER Index”), a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country`s financial obligation.

The government has taken certain measures in order to control the inflation, such as implementing a fair price program, by virtue of which supermarkets have to offer certain products at a determined price, and sectoral agreements in order to implement salaries increases. Additionally, on September 19, 2014, the Argentine government has amended Law No. 20,680 (the “Supply Law”), which enables the federal government to intervene the markets when it considers that any party to such market is trying to impose prices, or supply restrictions over such market. The Supply Law provides among others pecuniary sanctions, suspension, seizure of operations, and confiscation of goods.

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

On November 23, 2010, the Argentine government began consulting with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC in order to create such an index. Notwithstanding the foregoing, reports published by the IMF stated that its staff also used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those issued by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt improves measures to the quality of used data by the INDEC. In a meeting held on February 1, 2013, the Executive Board of the IMF emphasized that the progress in implementing remedial measures since September 2012 has not been sufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

In order to address the quality of official data, the IPCNu was enacted on February 13, 2014. The IPCNu represents the first national indicator to measure changes in prices of final consumption by households. While the previous price index only measured inflation in the Greater Buenos Aires. The IPCNu is calculated by measuring prices on goods across the entire urban population of the 24 provinces of Argentina. Pursuant to these calculations, the new consumer price index rose by 10% during the first quarter of 2014. The IMF has declared that it will review later in 2014 Argentina’s reports on progress in revising its inflation and gross domestic product statistics.

Notwithstanding the aforementioned, there are private reports implying significantly higher inflation rates than the official reports of the INDEC. In January 2014, the INDEC decided to change the measurement procedure with the IPCNu, even though there are still noticeable differences between the figures resulting from this indicator and those recorded by private consultants, the Argentinian Congress and the provincial statistic agencies.

The ability of Argentina to access credit in the capital markets could be limited not only by the global economic conditions, the current negotiations of Argentina with the holdouts, but also by the uncertainty relating to the inaccuracy of the economic indexes and rates in question which could adversely affect our results of operations and financial conditions.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

Between 2005 and 2010, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. As a result of the restructuring the Argentine government announced that it had approximately US$ 129.2 billion in total gross public debt, restructuring over 92.4% of the defaulted debt eligible for the 2005 and 2010 exchange offers. Certain bondholders that did not participate in that restructuring, mainly from the United States, Italy and Germany, filed legal actions against Argentina in order to collect on the defaulted bonds. Many of these proceedings are still pending as of the date of this annual report and holdout creditors may initiate new suits in the future, which may impose in precautionary measures on assets outside of Argentina.

On January 3, 2006, Argentina repaid in full its debt of approximately US$ 9.8 billion with the IMF.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Central Bank in an amount equal to approximately US$ 6.5 billion. In 2010, the Argentine Government announced a new round of negotiations with the Paris Club to cancel such debt, which then totaled approximately US$ 8.0 billion, without the intervention of the IMF. In May 2014, the Argentine Government agreed with the Paris Club concerning the consolidated amount of debt that on 30 April, 2014 rose to US$ 9.7 billion, that it will be cancelled completely within the next 5 years, with an initial payment in principal of US$ 659 million in June, 2014. The agreed sum for interest amounts to 3% for capital balances during the first 5 years, while the agreement also establishes a minimum payment that will face Argentina each year and determines a payment criteria if additional investments come from member countries of the Paris Club. The agreement also provides that if during the period of 5 years additional investments are insufficient, Argentina may delay the payments two years totaling seven years later, with the consequent increase in the financial cost of around an additional 1% for the total period.

In addition, foreign shareholders of several Argentine companies have filed claims before the International Center for the Settlement of Investment Disputes (“ICSID”) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, the ICSID tribunals have issued several awards against Argentina. Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently final. As the date of this annual report, there are still 45 complaints filed by the ICSID against Argentina which are yet to be resolved and whose outcome is still unknown.

Moreover, under the arbitration rules of the Commission of the United Nations Commission on International Trade Law ("UNCITRAL"), certain arbitral courts condemned Argentina to pay to British Gas (shareholder gas company Metrogas Argentina), and National Grid plc. (Transener’s shareholder, the transport company for argentine electricity). Argentina filed with the Federal District Court of the United States of America for the District of Columbia ordering cancellation of both rulings. The annulment of the ruling in relation to National Grid plc. was rejected by the District Court. Furthermore, on March 5, 2014 the Supreme Court of the United States delivered its judgment regarding the appeal filed by British Gas to the judgment of the Court of Appeals in Washington, rejecting the request made by British Gas based on the fact that it must have incurred the courts of Argentina prior to the commencement of the arbitral body established in 2002. The judgment of the Supreme Court of the United States, by a vote of 7-2, reversed the decision of the Court of Appeal of Washington and ordered Argentina to pay the sum of US$ 185 million in compensation for paying the debt back in a foreign currency to the British company, then controlling Metrogas, during the crisis of 2002 and as a consequence the freezing of fees charged by the Government to Metrogas. At the date of issue of this annual report , the Argentine Government made no public statements relating to the way the country should give effect to the judgment against it.

During the month of October 2013, the Argentine Government reached an agreement with five companies – four of which litigate in the ICSID (CMS Gas, Azurix, Vivendi and Continental Casualty) and the fifth, National Grid, litigating under the arbitration rules of the UNCITRAL, whereby Argentina made the payment to which it was permitted a cut of 25%, engaging companies to invest in public securities issued by the Argentine government, among others.

At the end of December 2012, Argentina filed a request with the applicable district court in New York in order to reopen the restructuring of its defaulted debt to some of the holdouts who were left out of previous exchanges. This exchange offer was part of a filing made by Argentina in the New York Court of Appeal requesting the review of the judgment made by the judge which ordered Argentina to pay US$1.3 billion with interest in favor of the holdouts. Argentina also said in its presentation (which was in the same terms and conditions of the 2010 restructuring), that referred judgment violated the pari passu clause.

On September 23, 2013, Law No. 26,886 (the “2013 Restructuring Law”) was enacted. The 2013 Restructuring Law provides that holders of government securities that were eligible for the 2005-2010 restructuring, if willing could participate in a new restructuring, waiving all their rights under these securities they hold, including those recognized by judicial or administrative judgments, or arbitrary rulings, releasing Argentina from any judicial, administrative, arbitral proceedings or otherwise, initiated or to be initiated in the future with respect to such securities or obligations arising in a new restructuring therfrom, including any action destined to receive service of capital or interest of such securities. Also 2013 Restructuring Law states that the financial terms and conditions offered may not be better than those offered to creditors in 2003-2010 restructuring.

The holdouts have obtained favorable judgments ordering the payment of owed original capital with interest, and compliance with the pari passu clause concerning future payments. Such decisions were appealed by Argentina. The Court of Appeal of New York confirmed the same on several occasions, and ordered Argentina to pay US$ 1.3 billion with interest accrued from the date of judgment in favor of the holdouts, suspending the execution of the judgment at first instance until the Supreme Court of Justice of the United States pronounce it. The chamber´s judgment (equal to the judgment of first instance) has a "stay", this being an injunction suspending the payment. The chamber´s judgment was appealed to the Supreme Court of the United States, who on January 10, 2014 agreed to take the case. On June 16, 2014 the Supreme Court of the United States refused to address the Argentine case against holdouts by debt default and removed the "stay".

The decision of the Supreme Court of Justice of the United States to dismiss the appeals filed by the Argentine government confirmed the decisions of the Court of Appeals for the Second Circuit in Manhattan, which in principle requires the Argentine goverment to pay US$ 1.3 billion enabling other holdouts to request their payment on the same terms (estimated at a total of approximately US$ 15 billion). While the Argentine government has indicated on several occasions its intention to pay the full amount to the creditors who accepted the terms of 2003-2010 restructuring, the decisions of the Court of Appeals for the Second Circuit in Manhattan, confirmed by the Supreme Court of the United States of America, implies that any potential payment of restructured debt, which is not accompanied by a payment to the funds obtained in the aforementioned rulings could be repossessed. On June 30, 2014 the payment of the coupon of the Discount bonds expired. The government wired the respective sums of money to the trustee of such bonds in order to perform the payment, but the court blocked such payment. On July 30, 2014 the grace period under the terms of such bonds expired, notwithstanding the foregoing and the payment has not yet been performed as of the date of this annual report as a consequence of not reinstating the stay and preventing banks from transferring funds deposited by Argentina, which are requesting the payment of funds together with the payment to restructured bondholders.

On September 11, 2014 the Argentine government enacted Law No. 26,984 by which changed the paying agent of the 2003-2010 restructuring, and establishing Buenos Aires as the domicile of payment for the bonds issued under each restructuring. With this law the government seeks to create a new voluntary exchange of restructured debt. Additionally, during August, 2014 the Argentine Central Bank revoked the authorization of Bank of New York Mellon to act in Argentina, the current payment agent of Argentina´s sovereign debt. In September 29, 2014, Thomas Griesa proclaimed to Argentina in contempt, considering that ignored the payment ordered to the holdouts.

During August and September 2014, the District Court of the Southern District of New York, authorized Citibank N.A. to pay creditors who held debt issued under Argentine Law but payable on New York. As of the date of this annual report, it is still under analysis of the District Court of the Southern District of New York the possibility for a third exception to be made on December 2014 in order to allow payment. However, motions filed by debt holders under U.S., European or Japanese law to allow payment by Citibank N.A. where rejected.

The lawsuits filed by the holdouts against the Argentina government could result in the freezing or precautionary measures taken on assets of, or that are considered of, Argentina, that could be able to have a materially adverse effect on the economy of the country and affect our ability to access international financing or repay our debts. As a result of Argentina’s failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors, the Argentine government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations. Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial condition.

During both debt restructuration proceedings carried out by Argentine government on 2005 and 2010, a termination of the rights upon future offers clause (the “RUFO Clause”) was incorporated. The RUFO Clause states that if any debt holder receives any improvement, every other debt holder is entitled to receive the same conditions. The payment to the holdouts could potentially be interpreted as a condition for the application of such clause and allow the rest of the debt holders to claim the amount originally owed to them. After December 31, 2014, once the RUFO clause expires, the Argentine government could be in condition to make any potential offer to the holdouts, without receiving any potential reclaim from the rest of the bond holders..

Significant fluctuation in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.

Despite the positive effects of the real depreciation of the Peso in 2002 on the competitiveness of certain sectors of the Argentine economy, it has also had a far-reaching negative impact on the Argentine economy and on businesses and individuals’ financial condition. The devaluation of the Peso has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, initially led to very high inflation, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, such as utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations. During January and October 2014, the Argentine government has devaluated significantly the Peso. If the Peso continues to devaluate significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business. Moreover, it would likely result in a material adverse effect in our business as a result of the exposure to financial commitments in US Dollar.

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

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business and results of operations

During recent years, the Argentine government has increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In November 2008, the Argentine government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”). More recently, beginning in April 2012, the Argentine government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012. In February 2014, the Argentine government and Repsol (which was the principal shareholder of YPF S.A.) announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF S.A. shares. Such compensation totals US$ 5 billion, payable by delivery of Argentine sovereign bonds with various maturities. Additionally, on December 19, 2012, the Argentine government issued Decree No. 2552/2012 which, in its article 2, ordered the expropriation of the “Predio Rural de Palermo”. However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that has temporarily blocked the application of Decree No. 2,552/2012. This Decree may indirectly affect our investment in Entertainment Holding S.A. (“EHSA”) (For more information see Item 4 – A. History and Development of the Company – Significant acquisitions, disposition and development of businesses “La Rural”). We cannot assure you that these or other measures that may be adopted by the Argentine government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, etc., will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.

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

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. On June 2005, the government issued decree No. 616/2005, which established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. On October 2011, new exchange controls measures that restrict foreign exchange inflows and outflows of capital have been implemented, among them it was established as a requirement for the repatriation of the direct investment of the non-resident (purchase of shares of local companies and real estate), the demonstration of the income of the currency and its settlement in the single free exchange market “Mercado Único y Libre de Cambios” or “MULC”. This measure increases the cost of obtaining foreign funds and limits access to such financing.

Additionally, on July 12, 2012, the Argentine Central Bank issued Communication “A” 5318, which among others, suspended the access to MULC for residents for external assets without a specific purpose.

Through resolution 3210/2011 of the AFIP and the Communications "A" 5239, 5240, 5242 and 5245 and its amendments of the Argentine Central Bank, the "Consultation of Exchange Operations Programme," was established, a system by which an assessment will be made at the time of each transaction, in order to have the possibility to acquired US Dollars for tourism purpose. The system analyze the consistency with tax information of each currency buyer, and validate or invalidate the transaction.

In January 2014, the Argentine Central Bank established by Communication "A" 5526 that the resident individuals in the country will be able to access the local exchange market for purchases made by the concept "buy for the possession of foreign currency in the country" according to their income declared to the AFIP and other quantitative parameters established in the framework of exchange rate policy. In this sense, the AFIP established through its General Resolution No. 3583/2014 a parameter of 20% of the monthly income of the taxpayer validating the exchange transaction, with a minimum amount of monthly income of Ps. 7,200 (two minimum, living and mobile wages) and a monthly cap of US$ 2,000. The purchase amount that individuals can access this concept can be found through the “Exchange Operations Consultation Program", available on the corporate website of the AFIP.

Additionally, on July 10, 2014, by means of Communication "A" 5604, the Argentine Central Bank amended Communication "A" 5526 (which regulates access to MULC by residents for the purchase of foreign currency for their application to specific destinations in local assets) establishing the possibility that local governments and/or residents of the nonfinancial private sector issue new bonds and other debt securities with a public offering, can access the MULC simultaneously to the liquidation of the funds they receive for these emissions, to purchase foreign currency notes, for up to 90% of the amount liquidated in the MULC. To do this, they must meet the other requirements in the Communication "A" 5604 and allocate foreign currency acquired for determined purposes. On October 9, 2014, such situation was extended to the funds received from external financial loans and direct investments under Communication “A” 5643.

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

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Argentine Central Bank. On January 7, 2003, the Argentine Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. In spite of the lack of restriction to access the MULC in order to transfer those profits, there might be delays to exchange them for U.S. Dollars or any other currency and the consequent transfer of the earnings to the shareholders.

In the future, Government or the Argentine Central Bank could impose new restrictions to the payment of dividends abroad and established additional requirements. Any restrictions on transferring funds abroad imposed by the government could undermine the ability of the holders of our ADSs to collect dividend payments.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control. We cannot assure you that property values will increase or that they will not be reduced. Many of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business.

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

Moreover, several European Union members have been obliged to reduce their public expenditures due to their high indebtedness rates, which had a negative impact on the economy of the Euro zone.

The situation of global economics on Argentina could imply in a reduction in the exports and foreign direct investment, and a decline in the national tax revenues and the inability to access to the international capital markets, which could adversely affect our business and results of our operations.

If prices for Argentina’s main commodity exports decline, such decline could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the financial crisis in 2001 and 2002 has depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybeans. High commodity prices have contributed significantly to government revenues from taxes on exports. Fluctuations in prices for commodities exported by Argentina and a significant increase in the value of the Peso (in real terms) may reduce Argentina’s competitiveness and significantly affect the country’s exports. During 2014, global commodity prices have presented a significant drop. A decrease in exports could affect Argentina’s economy, have a material adverse effect on public finances due to a loss of tax revenues, cause an imbalance in the country’s exchange market which, in turn, could lead to increased volatility with respect to the exchange rate. In addition, and more importantly in the short term, a significant appreciation of the Peso could materially reduce the Argentine government’s revenues in real terms and affect its ability to make payments on its debt obligations, as these revenues are heavily derived from export taxes (withholdings). This could worsen the financial condition of the Argentine public sector, which could adversely affect the Argentine economy, as well as our financial condition and operating results.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of gas and electricity tariffs in Argentina, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase. In particular, Argentina has been importing gas in order to compensate the shortage in local production. In order to pay for those importations the Argentine government has frequently used the Argentine Central Bank reserves due to absence of incoming currencies from investment. If the government is unable to pay for the gas import in order to produce electricity, business and industries may be affected.

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

As a first step of these measures, subsidies on energy tariffs were withdrawn to industries and high income consumers. Additionally, since 2011, a series of rate increases and the reduction of subsidies mainly amongst industries and high-income consumers occurred. As a result, energy costs raised significantly, which could affect substantially and adversely the Argentine economy, as well as business operations and results of our transactions.

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

•    changes in consumer demand and availability of consumer credit (considering the limits impose by the Argentine Central Bank to interest rates charged by financial institutions), both of which are highly sensitive to general macroeconomic conditions; and

•    the fluctuations in occupancy levels in the shopping centers.

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

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments’ enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. In addition, as of the date of this annual report, a remote but possible outbreak of ebola may endanger our activities if such outbreak actually occurs and the government decides to take measures to limit interaction between large concentrations of people. We cannot assure you that a new outbreak or health hazard will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

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

For the fiscal year ended June 30, 2014, 79.6% of our sales from leases and services were derived from shopping centers in the City of Buenos Aires and the Greater Buenos Aires. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition.

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

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2014, our consolidated financial debt amounted to Ps. 1,525.3 million (including accrued and unpaid interests and deferred financing costs).

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

As of June 30, 2014, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), our major shareholder, owned in the aggregate 95.7% of our capital stock. This principal shareholder controls us and has significant influence on the election of our directors and syndics and the outcome of any action requiring shareholder approval.

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

As of June 30, 2014, the majority of our liabilities, such as our Series I Notes are denominated in U.S. Dollars while our revenues are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

Risks Relating to our ADSs and our Common Shares.

Common shares eligible for sale could adversely affect the price of our common shares and American Depositary Shares (“ADS”)

The market prices of our common shares and the ADSs could decline as a result of sales by our existing shareholders of common shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The ADSs are freely transferable under U.S. securities laws, including common shares sold to our affiliate. IRSA, which as of June 30, 2014 owned approximately 95.7% of our common shares (or approximately 1,206,043,414 common shares which may be exchanged for an aggregate of 30,151,085 ADSs), is free to dispose of any or all of its common shares or ADSs at any time, in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange (the “Bolsa de Comercio de Buenos Aires” or “Base”) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries.

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

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our common shares or ADSs would suffer negative consequences.

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the taxable year ending June 30, 2014, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

Our ability to pay dividends is limited by law and economic conditions.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our audited financial statements. Our ability to generate retained earnings is subject to the results of our operations. During 2014 inflation has accelerated mainly due to the devaluation process carried out by the Argentine Central Bank. The uncertainty surrounding future inflation may affect our results and as a result our ability to pay dividends. If the Peso continues to devaluate significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business and as a result on the results of our operations and our ability to pay dividends.

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
A. History and Development of the Company

General Information

Our legal name is Alto Palermo S.A. (APSA) and our commercial name is Alto Palermo Centros Comerciales. We were authorized and incorporated by Executive Branch Decree issued by the Argentine Executive Branch on August 29, 1889, registered under No. 126 of Page 268 of Book IV, and registered in the Public Registry of Commerce of the City of Buenos Aires on February 27, 1976 under No. 323 on Page 6 of Book 85, Volume A of Argentine Corporations. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires and our ADS on the NASDAQ. Our headquarters and principal executive offices are located at Moreno 877, 22 Floor, (C1091AAQ), Ciudad Autónoma de Buenos Aires, Argentina. Our telephone is (+54 11) 4344-4600. Our Depositary Agent for the ADS in the United States is Bank of New York Mellon whose address is PO Box 358516, Pittsburgh, PA 15252-8516, and whose telephone is (+1 201) 680-6825. Our website is www.apsacc.com.ar. Information contained in or accesible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resources locator” and are for your information reference only. We assume no responsibility for the information contained on such sites.

History

We were organized in 1889 under the name Sociedad Anónima Mercado de Abasto Proveedor (SAMAP), and until 1984, we owned and operated the main fresh products market in the City of Buenos Aires. Our main asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, moment in which we leased our operations. In July 1994, IRSA acquired a controlling interest in us and, subsequently, we resumed real estate operations. Since then, we have continued to grow through a series of acquisitions and the development of our businesses. In April 1997, we merged with fourteen wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) to Alto Palermo S.A. (APSA).

Significant acquisitions, dispositions and development of businesses

The following is a description of the most significant events in terms of acquisitions, divestitures, real estate barter transactions and other transactions which occurred during the years ended June 30, 2014, 2013 and 2012:

Fiscal year ended as of June 30, 2014

Acquisitions

Acquisition of building next to Shopping Alto Palermo

On May 22, 2014, we acquired a property with a 40 sqm area, adjacent to our shopping Alto Palermo, located in Av. Santa Fe 3255/57/59 for US$ 3.8 million.

Subscription of common shares of Avenida Inc.

On August 29, 2013, we have indirectly subscribed through Torodur S.A. (“Torodur”), 3,703,704 common shares of Avenida Inc. (“Avenida”), a company incorporated in the state of Delaware, United States, representing 24.79% of its outstanding capital. Additionally, we were granted with a warrant to increase our interest in up to 37.04%. The purchase price for the transaction was Ps. 13.0 million, which has already been paid in full. After the acquisition, Avenida, incorporated Avenida Compras S.A. in Argentina, a company engaged in e-commerce. As of June 30, 2014 Avenida owns 100% of Avenida Compras S.A.

Purchase Option Agreement for Arcos del Gourmet S.A.

On September 16, 2013, we entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby we were granted an exclusive and irrevocable option to purchase up to 10% of the equity interest of Arcos del Gourmet S.A. (“Arcos del Gourmet”), which can be executed up to December 31, 2018. In the event the option is exercised, we should pay the amount of US$ 8.0 million.

Furthermore, in the aforementioned agreement the price of the option was set as follows: (a) a fixed amount of Ps. 2 million which was cancelled, and (b) a variable sum payable monthly, which amount shall result from applying 4.5% on the amounts accrued in the immediate preceding month for rental and right of admission (net of certain expenses). Such variable sum will be paid during 5 years from the opening of the shopping mall, during that period Messrs. Giana, Tobal and Bossi assigned to us the economic rights of Arcos del Gourmet.

Fiscal Year Ended June 30, 2013

Acquisitions

Additional purchase Arcos Gourmet

On June 7, 2013, we purchased additional common shares of Arcos del Gourmet representing 1.815% of its capital stock and voting interest for a total amount of US$ 0.8 million.

La Rural

            On November 29, 2012 we acquired shares of common, representing 50% of “EHSA” capital stock and votes for Ps. 25.9 million. Under the acquisition agreement, we are entitled to exercise joint control over EHSA. Additionally, we paid Ps. 6.1 million, subject to the acquisition of the remaining 50% of the shares of La Rural S.A. According to contract’s terms, the amount paid will be returned to us, in case the mentioned acquisition is not completed. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, we are owners of an indirect interest of 25% in LRSA, whose main asset consists on right of use on the “Predio Ferial de Palermo” (the “Fairground”) in the City of Buenos Aires, located between Cerviño, Sarmiento, Santa Fé Avenues and Oro street, in the City of Buenos Aires entered into in 1999 with SRA, owner of such Predio Ferial.

The SRA had bought the Fairground from a former Administration of the National Government by an Executive Order in 1991 (the “1991 EO”). Immediately after we acquired the right of use on the Fairground, in December 2012, the current Administration of the National Government reviewed the contracts signed by the former Administration and the SRA twenty years ago and issued an Executive Order – Decree No. 5,552/2012 (the “2012 EO”) seeking to declare null and void the former 1991 EO. The 2012 EO demanded the return of the Fairground to the State.
The 2012 EO neither addresses the right of use of the Fairground nor any action that the owner of the ground might have taken while in possession. According to the information provided by the SRA, they obtained a stay from Argentine Court freezing the 2012 EO, and, although the National Government appealed the ruling, the appeal was rejected by the Supreme Court of Justice in 2013.

We, as well as the joint venture EHSA, were neither defendant in the legal case initiated by SRA nor were mentioned and/or addressed in any respect in the 2012 EO. We acquired the interest in the entity that has the right to use the Fairground as a good faith purchaser, entity that had acquired the right to use the Fairground in good faith as well. The 2012 EO, if sustained by the Supreme Court of Justice in the future, will have no effect in the legal structure of EHSA and on our acquisition of EHSA. However, if sustained, it might have an impact to the underlying asset acquired (the right to use), in the event a final judgment declares null and void all acts performed by the SRA with the Fairground, including granting a right to use it to third parties.

Notwithstanding the above, as from the acquisition date to the date of this annual report, none of the judicial measures initiated by the owner of the Fairground and/or the National Government, or the appeals and rulings thereof, had any effect on our effective use of the Fairground.

On September 25 of 2013, Sociedad Rural Argentina (“SRA”), La Rural de Palermo S.A. (“LRPSA”), Boulevard Norte S.A. (“BNSA”), Ogden Argentina S.A., EHSA, Entretenimiento Universal S.A., and La Rural, entered into an agreement that mainly consist of an amendment to the preexisting agreements under the joint venture pursuant to which they agreed to revise, amend and/or clarify certain provisions.

Fiscal Year Ended June 30, 2012

Acquisitions

Nuevo Puerto Santa Fe S.A.

On August 18, 2011, we acquired the 50% of the capital stock of Nuevo Puerto Santa Fe S.A. (“NPSF”), a company that owns the usage and exploitation rights for a new shopping mall in the province of Santa Fe (“La Ribera Shopping”). The purchase price was US$ 4.5 million and will be payable in equal and consecutive monthly installments as from February, 2013.

Ex UOM – Lujan, Province of Buenos Aires

On May 22, 2012, we completed the acquisition of a plot of land of 115 hectares in Lujan, Province of Buenos Aires from Cresud S.A.C.I.F. y A. (“Cresud”), the parent company of our controlling shareholder, for a total amount of US$ 8.96 million, which as of the date of this annual report has been fully paid. This transaction was carried out in order to develop a mixed purpose project in the future since the land is located in an area and has scale features that are apt for business development. In addition, the land already has the requisite municipal authorization and zoning permits to allow for development.

Acquisition of Cresud’s corporate notes

On March 10, 2011 and June 21, 2012, through Emprendimeintos Recoleta S.A. (“ERSA”) we acquired Cresud’s Series VI notes for US$ 2.5 million and Series IX notes for Ps. 3.24 million and Series XI notes for Ps. 7.56 million, respectively.

Additionally, on June 21, 2012, through Panamerican Mall S.A. (“PAMSA”) acquired Cresud’s Series IX notes for a total amount of Ps. 5.76 million and Series XI notes for a total amount of Ps. 13,44 million.

Acquisition of common shares in Quality Invest S.A.

On May 30, 2012, we acquired 100% of the equity interest owned by IRSA, our controlling shareholder, of Quality Invest S.A. (“Quality Invest”), representing 50% of the capital stock of Quality Invest, for a total amount of US$ 9.7 million, which has been fully paid.

In March 2011, Quality Invest acquired the industrial plant from Nobleza Piccardo S.A.I.C. y F. located in the district of San Martín, Province of Buenos Aires, with a total area of 160,000 square meters, 80,000 of which is a covered area with high quality warehouses currently being used for industrial purposes. Furthermore, Quality Invest has recently obtained pre-approval by the Municipality of San Martín to extend of the purposes for which the property can be used, including shopping center, entertainment, events, commercial offices, parking and other ancillary uses.

Based on these considerations and the strategic location of the property, we plan to develop a shopping center in the future.

Acquisition of common shares of TGLT S.A.

We acquired additional common shares of TGLT S.A. ("TGLT") amounting to 262,927 common shares in August 2011. As of June 30, 2014, we owned a 9.49% interest in TGLT.

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

Additionally, Don Mario assigned and transferred to us five Class “B” shares, with a face value of Ps. 1 each and entitled to one vote per common share, for the amount of Ps. 0.005 which have been paid in cash. These common shares are symbolic and merely represent our right over the investment. These common shares neither grant control nor significant influence over the actions of Don Mario. We must maintain the investment in the Sociedades de Garantia Reciproca for a minimum period of 2 years and we must grant with our contribution certain financing obtained by PyME´s of our supply chain to make use of the tax benefit. After the period of two years, we decided to not continue as Protector Partner of the SGR, and, therefore, we received Ps. 10 million contributed in 2012.

Dispositions

Apsamedia

On October 7, 2011, Apsamedia S.A. (“Apsamedia”), as trustor, together with Comafi Fiduciario Financiero S.A., acting as trustee of the “Fideicomiso Financiero Privado Yatasto”, as original holder, created a private financial trust named Consumo Centro, to which Apsamedia assigned under trust the legal ownership of certain receivables that were not in good standing, including, personal loans, credit card receivables and refinanced receivables generated by Apsamedia in the ordinary course of business, which we anticipate will be emitted as pass-throughs in favor of the original holder.

Sale of units of Condominios I y II

On June 30, 2014, 2013 and 2012, we sold different units related to the lot designated as “2H” and “2G” of Condominios I y II for Ps. 51.9 million, Ps. 4.3 million and Ps. 5.0 million, respectively.

Developments

Apsamedia (Metroshop’s continuing company)

On July 20, 2011, a special general shareholders´ meeting of Metroshop S.A. (“Metroshop”) approved by unanimous consent the change of corporate name to Apsamedia and the amendment of its corporate purpose to capitalize on market opportunities. Such amendments were registered under the Public Registry of Commerce on August 29, 2011 under number 17,795.

Apsamedia will continue providing its services, which have been broadened in scope to the following areas:

 - Consumer credit marketing and financing.

 - Issuance and marketing of credit cards.

 - Performance of any type of agency and representation.

 - Management of administrative, advertisement and commercial activities.

During fiscal year 2013, Apsamedia started to develop the leasing of advertising space business in our shopping centers (merged with us as from July 1, 2013).

Arcos del Gourmet

 On September 6, 2011, Arcos del Gourmet signed a Retrofitting Concession with the Administración de Infraestructuras Ferroviarias (the Railway Infrastructure Administration or “ADIF”), which transferred the railway assets under the jurisdiction of the Organismo Nacional de Administración de Bienes (“ONABE”), pursuant to which the ONABE has granted an extension to the term of the concession until December 31, 2030, automatically renewable for an additional period of three years and four months if the commitments are satisfactorily performed. This new agreement provides an additional extension of three years if Arcos del Gourmet determines it is necessary. It also established a maximum period of 24 months (counted from the day of signing the contract) to carry out the works and opening of the shopping center. The aforementioned contract established a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025, and Ps. 0.25 million (plus VAT) from January 1, 2026. Notwithstanding the foregoing, in the future and until the end of the concession period the charges shall be re-calibrated every two years.

 Additionally, in order to secure the fulfillment of the agreement, we subscribed a surety bond for Ps.4.46 million, made a cash deposit of Ps. 0.40 million and another surety bond in favor of ADIF in the amount of Ps. 14.95 million as collateral to our execution of the works agreed in due time and proper form. This agreement replaces the one subscribed with ONABE.

 On September 7, 2011, we acquired an additional 8.185% interest in Arcos del Gourmet for US$1.75 million in cash consideration. As part of this acquisition, we have renegotiated certain terms of the original acquisition agreement pursuant to which Arcos del Gourmet will contribute 10% of each capital call required to avoid the minority shareholders´ dilution. This obligation is capped at US$ 3.5 million and is recognized under seller financing in short-term and long-term debt.

 In December 2011, we started to develop the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. This project, which will follow an urban space model, aspires to be a distinct proposal, offering a variety of premium brands in an open-air environment. Despite we planned to inaugurate Arcos del Gourmet during December 2013, during the development and construction works of the project an injunction suspending its opening was filed on the ground that we do not have certain governmental permits. Notwithstanding that the construction had all the government permits, we performed a new environmental certificate and we have obtained a favorable court decision. As of the date of this annual report we completed the construction works and we are awaiting the injunction to be lifted.

Alto Comahue Project– Province of Neuquén

On June 4, 2012, Shopping Neuquén S.A. (“Shopping Neuquén”) entered into an agreement with the Municipality whereby it agreed to perform the construction works in one stage of the shopping center, based on the new schedule which provides a maximum construction term of 24 months computed from the execution of the relevant Works Commencement Minutes. Such agreement was approved by Decree N° 0572 issued by the Municipality of Neuquén on June 8, 2012.

Later, on May 22, 2014 the parties modified the aforementioned agreement to specify that the work for the Shopping Center should be finished by Shopping Neuquén within six months counted as from September 17, 2014.

Capital Expenditures

Fiscal Year 2014

During the fiscal year ended on June 30, 2014, we invested Ps. 285.7 million in capital expenditures, out of which: (i) Ps. 179.3 million were used in development of properties, Ps. 99.9 million of which was used in the "Arcos" project and Ps. 79.4 million in the Shopping Neuquén project; (ii) Ps. 29.6 million were used in advance payments for the acquisition of general investments; (iii) Ps. 61.1 million were related to improvements made to our shopping centers; (iv) Ps. 11.3 million were related to the acquisition of machinery, equipment, and furniture and fixtures, and other buildings and facilities; (v) Ps. 4.3 million were used in improvements made to our offices and other rental properties; and (vi) Ps. 0.1 million are related to the acquisition of land reserves.

Fiscal Year 2013

During the fiscal year ended June 30, 2013, we invested Ps. 222.9 million in capital expenditures, mainly related to: (i) Ps. 144.2 million in the development of properties, corresponding Ps. 117.9 million to “Arcos” project and Ps. 26.3 million to Shopping Neuquén project; (ii) Ps. 53.3 million in improvements to our Shopping centers; (iii) Ps. 15.8 million in advance payments in the acquisition of general investments; (iv) Ps. 7.8 million in the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities; and (v) Ps. 1.8 million in the acquisition of land reserves.

Fiscal Year 2012

During the fiscal year ended June 30, 2012, we invested Ps. 116.4 million in capital expenditures, mainly due to: (i) Ps. 40.1 million related to the acquisition of land reserves, mainly the Luján plot of land; (ii) Ps. 34.8 million in improvements to our Shopping centers; (iii) Ps. 23.9 million in the development of properties, corresponding Ps. 18.4 million in Arcos del Gourmet and Ps. 5.5 million in the Shopping Neuquén project; (iv) Ps. 9.4 million in advance payments for the acquisition of general investments; (v) Ps. 5.8 million in the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities; and (vi) Ps. 2.4 million related to improvements made to our offices and other rental properties.

Recent Developments

Merger APSA-CONIL

On September 17, 2014, we had entered into a preliminary merger agreement with our subsidiary Conil SA ("Conil"), by which Conil will be absorbed by us. In order to proceed with this merger, it has to be approved by our next shareholders’ meeting which will be held on October 31, 2014.

Investment Avenida Inc.

On August 29, 2013, we have indirectly subscribed through Torodur, 3,703,704 common shares of Avenida representing 23.08% of its outstanding share capital. Additionally, we were granted a Warrant to Purchase Series A Preferred Stock to increase our interest by up to 33.33%. The purchase price for the transaction was Ps. 13.0 million, which has already been paid in full. In addition, during the year ended on June 30, 2014, we exercised the previously mentioned option to purchase 2,469,136 additional Series A Preferred Stock for an amount of Ps. 10.0 million. At the time of exercise of the option, all the shares of the Series A Preferred Stock of the Company were converted into Common Stock and a new investor acquired 32.94% of the company in the amount of US$ 15 millons, as a result of which our participation in Avenida amounted to 21.58%. In September 2014, we sold 5.0% of the share capital of this company in the amount of US$ 2.3 million. As a result, the indirect participation in Avenida, was reduced to 16.58% of its share capital.

B. Business Overview

Operations and principal activities

As of June 30, 2014, we owned a majority interest in, and operated, a portfolio of thirteen shopping centers in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two are located in the Greater Buenos Aires (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and La Ribera Shopping in Santa Fe).

Our shopping centers comprise a total of 311,232 square meters of gross leasable area (excluding the GLA in which supermarkets and/or hypermarkets are located in our shopping centers, which are not our tenants). Total tenant sales in our shopping centers, as reported by retailers, were approximately Ps. 16,132.8 million for the fiscal year ended June 30, 2014 and Ps. 12,482.0 million for the fiscal year ended June 30, 2013, which implies an increase of 29.2%. Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

As of June 30, 2014, our total assets were of Ps. 3,496.2 million, and our shareholders’ equity was Ps. 1,005.6 million. During the fiscal year ended June 30, 2014, we recorded revenues of Ps. 2,113.0 million, and generated an operating income of Ps. 937.9 million.

We operate our business through four reportable segments, namely “Shopping Centers”, “Office and Other”, “Sales and Developments” and “Financial Transactions and Other” as further described below:

•
Our “Shopping Centers” segment includes the results from the activity related to the commercial use and development of shopping centers, mainly derived from the lease and the provision of services related to the lease of retail stores and other spaces in the shopping centers. As of June 30, 2014, the average occupancy percentage of our shopping centers was 98.4%. Our Shopping Centers segment generated operating income of Ps. 889.2 million, 24.6% higher than the income generated during fiscal year 2013.

•
Our “Offices and Other” segment includes the Company’s operating results arising from the lease of offices and other rental properties and the provision of services related to this activity. Our offices and other segment recorded operating income of Ps. 16.7 million, 59.8% higher than the operating income generated during fiscal year 2013.

•
Our “Sales and Developments” segment includes the results arising from the sales of land reserves and/or properties for sale and those originated in their development and maintenance. Our Sales and Developments segment recorded operating income of Ps. 50.8 million during fiscal year 2014.

•
Our “Financial Transactions and Other” segment includes the results from financing activities developed through Tarshop S.A., the residual transactions of consumer financing from Apsamedia (merged with us as from July 1, 2013) and the results of e-commerce activities through Avenida. Our Financial Transactions and Other segment recorded operating income of Ps. 0.3 million during fiscal year 2014.

Our major shareholder is IRSA, which owns as of June 30, 2014, 95.71% of our issued and outstanding capital. IRSA is an Argentine real estate company engaged in a diverse range of activities, whose common shares are listed in the BASE and in the New York Stock Exchange (“NYSE”).

Business Strategy

Our main goal is to maximize our shareholder value. By using our know how in Argentina’s shopping centers industry, as well as our leading position, we aspire to generate sustainable cash flow growth and long-term appreciation for our real estate assets.

Investment Strategy. We endeavor to avail ourselves of the unmet demand for shopping venues in different urban areas in the region as well as to optimize our clients’ shopping experience. It is for this reason that we want to develop new shopping centers in urban areas with attractive growth prospects, including the metropolitan area of Buenos Aires, some provincial cities in Argentina and possibly abroad. It is vital for the deployment of this strategy that we keep the business relationships that we have been nurturing for years with the more than 1,000 companies and retail brands that make up our select group of tenants as it is thanks to them that we can provide an adequate tenant mix for each case in particular.

Our investment strategy consists primarily of the following:

•
Selectively developing new shopping centers, through different business formats in areas that are either densely populated or that display appealing growth prospects. We also have strategically located plots that we provide us the possibility of developing new shopping centers.

•
Selectively acquiring shopping centers, which we believe will benefit from our know-how, centralized management, tenant relationships and leasing strategies, entering new markets and fueling new synergies with our asset portfolio.

•
Expanding and improving our properties, by either renovating, re-developing, enhancing or refurbishing our properties. In so doing, we aspire to render properties more attractive for potential tenants or for potential lease renewals and/or to optimize under-operated land or leasable space. This will allow us to improve our positioning and to increase our revenues with a proportionately lesser rise in our operating costs.

•
Developing real estate, residential and commercial projects that are ancillary, to our shopping centers. In other words, we seek to generate mutual benefits amongst the various properties in our portfolio through an increase in our shopping centers’ visitor turnout and an appreciation in the value of the surrounding real estate projects.

Operational Strategy. Our operational strategy consists in maximizing growth and profitability at our shopping centers through an increase in our tenants’ sales resulting from the best tenant mix possible for each new lease. Besides, this continued growth allows us to distribute our operating costs more efficiently. We aspire to attain these objectives by implementing the following actions:

•
Continuous Improvement in our Shopping Centers, we will continue to improve our properties to keep them modern and embellished and for shoppers to have an excellent experience at our properties which will attract retail consumers to our shopping centers whilst simultaneously maintaining competitive occupancy costs to our tenants.

•
Optimum tenant base and lease conditions, we endeavor to maintain high occupancy levels at our shopping centers by leasing and re-leasing these properties to a diversified group of tenants with highly renowned brands, credit-worthiness and attractive offerings in order to attain higher rentals per square meter.

•
Strengthening our relationship with our tenants, by building on our relationship with our shopping centers tenants we increase the spectrum of the products and services offered: we provide them with administrative advice and suggestions concerning their initiatives and marketing tools. Such a business relationship is of the essence for launching new undertakings.

•
Improving brand awareness and loyalty with consumers and tenants, we have a valuable and renowned group of brands in terms of our shopping centers and we continuously strive to improve brand recognition and consumers and tenants loyalty with aggressive marketing campaigns. To become consumers’ favorite brand of shopping centers we will launch advertising campaigns, organize promotional events and engage in different marketing initiatives aimed at attracting local consumers and tourists through a proposal that is exceedingly better than traditional street-level storefronts and than other shopping centers based on products and services tailored to the preferences of our end consumers. We also seek to add value to our commercial offerings through the best entertainment and food court alternatives to foster visit frequency and duration, in particular from young women, families and tourists.

•
Improving operating margins, we seek to avail ourselves of our consolidated management capacity to achieve economies of scale and cost savings of each shopping center with a view to improving our consolidated operating margins. In this respect, we seek to implement and share good management practices to maintain a solid financial position to support our future growth.

Our headquarters are located at Moreno 877, 22 floor, (C1091AAQ) City of Buenos Aires, Argentina. Our telephone number is + (54 11) 4323-7449.

Shopping Centers

Overview

As of June 30, 2014, we owned a majority interest in, and operated, a portfolio of thirteen shopping centers in Argentina, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and La Ribera Shopping in Santa Fe).

Our shopping centers comprise a total of 311,232 square meters of gross leasable area (excluding the GLA in which supermarkets and hypermarkets are located within our shopping centers, which are not our tenants). Total tenant sales in our shopping centers, as reported by retailers, were approximately Ps. 16,132.8 million for the fiscal year ended June 30, 2014 and Ps. 12,482.0 million for the fiscal year ended June 30, 2013, representing an increase of 29.2%. Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

The following tables show certain information about our shopping centers as of June 30, 2014:

	Date of Acquisition	Location	GLA in sqm(1)	Stores	Occupancy rate (2)	APSA’s Interest (3)	Book Value (4)
Abasto (5)	Jul-94	City of Buenos Aires, Argentina	38,026	170	99.40%	100.00%	120,681
Alto Palermo	Nov-97	City of Buenos Aires, Argentina	19,354	145	98.90%	100.00%	113,465
Alto Avellaneda	Dec-97	Buenos Aires, Argentina	36,565	141	99.50%	100.00%	46,433
Alcorta Shopping	Jun-97	City of Buenos Aires, Argentina	15,113	107	99.80%	100.00%	36,764
Patio Bullrich	Oct-98	City of Buenos Aires, Argentina	11,738	83	99.60%	100.00%	65,549
Alto Noa	Mar-95	Salta, Argentina	19,157	89	99.70%	100.00%	13,114
Buenos Aires Design	Nov-97	City of Buenos Aires, Argentina	14,592	63	92.30%	53.68%	10,223
Mendoza Plaza	Dec-94	Mendoza, Argentina	41,108	146	95.00%	100.00%	65,704
Alto Rosario (5)	Nov-04	Santa Fe, Argentina	29,516	144	97.00%	100.00%	65,804
Córdoba Shopping –Villa Cabrera	Dec-06	Córdoba, Argentina	15,881	106	99.80%	100.00%	52,113
Dot Baires Shopping	Nov-06	City of Buenos Aires, Argentina	46,707	153	99.70%	80.00%	451,965
Soleil Premium Outlet	Jul-10	Buenos Aires, Argentina	15,190	78	100.00%	100.00%	88,634
La Ribera Shopping	Sep-11	Santa Fe, Argentina	8,285	50	99.60%	50.00%	18,243
Total			311,232	1,475	98.40%		1,148,692
Notes:
(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing square meters leased under leases in effect by gross leasable area as of fiscal year end.
(3) Our effective interest in each of its business units.
(4) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, if any. Excludes works in progress. The book value as of June 30. 2014 amounted to Ps. 1,148,692 million and as of June 30, 2013 amounted to Ps. 1,238,130 million.
Values expressed in thousands of Pesos.

(5) Excludes Museo de los Niños (3,762 sqm in Abasto and 1,261 sqm in Alto Rosario).

Accumulated Rental Income as of June 30, 2014, 2013 and 2012
	As of June 30,
	2014	2013	2012
	In million of Ps.
Abasto	340,073	276,685	222,314
Alto Palermo	344,291	269,921	220,714
Alto Avellaneda	245,248	190,470	159,309
Alcorta Shopping	168,331	126,950	101,018
Patio Bullrich	125,120	103,159	90,086
Alto Noa	58,421	47,047	39,300
Buenos Aires Design	50,244	42,432	36,361
Mendoza Plaza	120,086	101,419	81,822
Alto Rosario	154,911	123,510	97,656
Córdoba Shopping –Villa Cabrera	71,751	58,359	47,160
Dot Baires Shopping	229,833	189,271	150,503
Soleil Premium Outlet	69,637	45,039	34,564
La Ribera Shopping	15,163	11,910	3,833
Total	1,993,109	1,586,172	1,284,640

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in pesos at the shopping centers in which we had an interest for the fiscal years stated below:

		As of June 30,
	2014	2013	2012
Abasto	2,446,997,551	1,938,965,132	1,537,349,000
Alto Palermo	2,111,249,238	1,609,773,862	1,304,634,155
Alto Avellaneda	2,333,762,931	1,868,830,321	1,466,931,540
Alcorta Shopping	1,120,402,020	822,651,597	667,798,781
Patio Bullrich	689,311,961	548,286,452	498,544,904
Alto Noa	766,089,634	609,218,016	500,371,767
Buenos Aires Design	272,169,880	241,540,767	235,770,387
Mendoza Plaza	1,514,674,749	1,206,715,176	929,143,182
Alto Rosario	1,378,320,900	1,060,232,481	825,191,098
Córdoba Shopping- Villa Cabrera	546,648,096	432,900,242	340,253,887
Dot Baires Shopping	2,008,327,638	1,566,630,421	1,271,165,087
Soleil Premium Outlet	663,955,200	366,388,926	254,050,011
La Ribera Shopping	280,840,891	209,884,472	135,223,709
Total sales (1) (2)	16,132,750,689	12,482,017,865	9,966,427,508

(1) Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2) Excludes sales from stands and spaces used for special exhibitions.

Accumulated Sales per type of Business

	2014	2013	2012
	(In millions of Ps.)
Anchor Store	1,098.4	869.5	708.2
Clothes and footwear	7,940.2	6,149.9	4932.8
Entertainment	546.5	461.5	351.5
Home	3,012.9	2,322.6	1795.6
Restaurant	1,476.8	1,161.5	937.4
Miscellaneous	1,922.3	1,438.2	1,186.2
Services	135.7	78.8	54.7
Total	16,132.8	12,482.0	9,966.4

Occupancy Rate
The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area as of the dates stated at the end of the following fiscal years:
	As of June 30,
	2014	2013
Abasto	99.4%	99.8%
Alto Palermo	98.9%	98.5%
Alto Avellaneda	99.5%	99.9%
Alcorta Shopping	99.8%	99.8%
Patio Bullrich	99.6%	99.7%
Alto Noa	99.7%	99.7%
Buenos Aires Design	92.3%	99.0%
Mendoza Plaza	95.0%	97.1%
Alto Rosario	97.0%	97.7%
Córdoba Shopping Villa Cabrera	99.8%	100.0%
Dot Baires Shopping	99.7%	99.4%
Soleil Premium Outlet	100.0%	100.0%
La Ribera Shopping	99.6%	97.7%
Overall Average	98.4%	99.1%

Rental Price

The following table shows the annual average rental price in pesos per square meter for the fiscal years ended June 30, 2014, 2013 and 2012:

	As of June 30,
	2014	2013	2012
Abasto	8,943.2	7,337.5	5,895.2
Alto Palermo	17,789.4	14,442.2	11,802.1
Alto Avellaneda	6,707.2	5,155.8	4,312.3
Alcorta Shopping	11,138.5	8,977.5	7,161.0
Patio Bullrich	10,659.6	8,829.8	7,710.3
Alto Noa	3,049.4	2,457.9	2,064.3
Buenos Aires Design	3,443.2	3,086.9	2,640.8
Mendoza Plaza	2,921.2	2,401.2	1,937.2
Alto Rosario	5,248.4	4,460.2	3,526.5
Córdoba Shopping Villa Cabrera	4,518.1	3,863.4	3,104.6
Dot Baires Shopping	4,920.7	3,806.8	3,038.8
Soleil Premium Outlet	4,584.5	3,309.5	2,349.3
La Ribera Shopping	1,830.1	1,421.5	497.1

(1)	Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters.

Lease Expirations

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their leases early:

As of June 30, 2014
Agreements Expiration	Number of Agreements (1)	Square meters to expire	Percentage to expire	Amount of Lease Payments (Ps.)(3)	Percentage of Agreements
2015	619	103,462.2	33%	236,305,177.3	36%
2016	432	68,671.3	22%	197,778,128.9	30%
2017	333	46,914.5	15%	147,003,680.8	21%
2018 and subsequent years	91	92,183.9	30%	84,157,022.6	13%
Total (2)	1,475	311,231.9	100%	665,244,009.6	100%

(1) Including vacant stores as of June 30, 2014. A lease may be associated to one or more stores.
(2) Including the base rent and does not reflect our ownership interest in each property.
(3) The amount expressed the annual base rent as of June 30, 2014 of agreements to expire.

New Agreements and Renewals:

The following table shows certain Information about lease agreements as of June 30, 2014:

Type of Business	Number of Agreements	Annual Base Rent Amount (Ps.)	Annual Admission Rights Amount (Ps.)	Average Annual Base Rent per sqm (Ps.)	Average Annual Base Rent per sqm (Ps.)	Number of non-renewed agreements (1)	Non-renewed agreements (1) Annual Base Rent Amount (Ps.)
				New and renewed	Former agreements
Clothes and footwear	330	136,723,416.6	38,633,825.8	3,786.2	2,814.2	509	244,679,266.3
Restaurant	81	26,658,275.1	4,140,477.6	2,899.6	2,530.1	109	37,510,553.7
Entertainment	8	6,066,000.0	746,250.0	475.0	426.7	18	11,404,763.8
Home	60	29,496,131.1	5,029,232.0	2,334.8	1,861.7	76	43,767,887.5
Services	19	5,280,000.0	1,144,097.3	3,213.8	2,405.2	31	7,500,799.1
Miscellaneous	75	28,018,088.0	7,727,992.2	2,918.5	2,329.8	125	88,138,828.4
Total	573	232,241,910.8	57,421,874.9	2,833.9	2,214.2	868	433,002,098.8

(1) Does not include vacant stores as of June 30, 2014.

Depreciation

Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

Detailed Information about each of our Shopping Centers

Set forth below is certain information regarding our shopping center portfolio, including identification of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

Abasto, City of Buenos Aires.

Abasto, is a 171-store shopping center located in downtown City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal station and near to the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. We have invested US$ 111.6 million in Abasto. The main building is a landmark building that, between 1889 to 1984 was the primary fresh produce market for the City of Buenos Aires. We converted the property into a 116,646 square meter shopping center (including parking and common areas) with approximately 38,026 square meters of gross leasable area (41,788 square meters including Museo de los Niños). Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket.

Abasto Shopping has a 27-restaurant food court, a 12-screen movie theatre complex seating approximately 3,100 people, covering a surface area of 8,021 sqm, entertainment area and Museo de los Niños with a surface area of 3,762 sqm (not included within the gross leasable area). The shopping center is distributed in five levels and includes a parking lot for 1,200 vehicles with a surface area of 40,169 sqm.

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

During the fiscal year ended June 30, 2014, Abasto had nominal retail sales for approximately Ps. 2,447.0 million, 26.2% higher than the sales recorded in the same period of the previous fiscal year. Sales per square meter were approximately Ps. 64,350.8. Total rental income increased from Ps. 276.7 million in the fiscal year ended June 30, 2013 to Ps. 340.1 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 7,337.5 in fiscal year 2013 and Ps. 8,943.2 in fiscal year 2014.

As of June 30, 2014, its occupancy rate was 99.4%.

Abasto Shopping’s five largest tenants

Abasto’s five largest tenants (in terms of sales in this shopping center) account for approximately 32.2% of its gross leasable area as of June 30, 2014 and approximately 7.9% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Zara	Clothes and footwear	1,790.0	4.7
Garbarino	Houseware	656.7	1.7
Fravega	Houseware	885.3	2.3
Hoyts General Cinema	Cinema	8,649.0	22.6
Compumundo	Houseware	246.5	0.5
Total		12,227.5	32.2

Tenant mix of Abasto (1)

The following table sets forth the tenant mix of the types of business in Abasto:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	15,791.3	41.9
Entertainment	12,512.2	33.2
Miscellaneous	2,505.3	6.6
Home & Houseware	3,229.4	8.6
Restaurant	3,319.5	8.8
Services	353.8	0.9
Total	37,711.5	100.0

(1) Does not include vacant stores as of June 30, 2014.

Revenues from Abasto

The following table sets forth certain information relating to the revenues of Abasto for the fiscal years indicated:

	As of June 30,
	2014	2013	2012
	(In thousands of Ps.)
Base rent	129,715.0	105,514.9	82,929.1
Percentage rent (1)	55,828.5	45,239.2	34,878.9
Total rent	185,543.5	150,754.1	117,808.0
Revenues from admission rights (2)	25,043.2	19,964.6	17,898.3
Management fees	3,464.0	2,843.6	2,235.2
Parking	23,718.5	18,814.0	13,773.5
Common Maintenance Expenses and Common Advertising Fund	102,052.7	84,189.5	70,283.2
Other	251.6	119.1	315.7
Total (3)	340,073.5	276,684.9	222,313.9
(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS.

Lease expiration for Abasto (1)

The following table includes the lease expiration for Abasto during the periods indicated for existing leases as of June 30, 2014, assuming that none of these tenants will exercise their renewal options or terminate their leases early:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2015	55	7,530.4	20%	34,471,278.6	32%
2016	53	8,019.3	21%	32,830,435.8	30%
2017	46	5,858.6	16%	27,830,470.4	26%
2018 and subsequent years	12	16,303.2	43%	13,413,886.0	12%
Total	166	37,711.5	100%	108,546,070.8	100%

(1)	Does not include vacant stores as of June 30, 2014.
(2)	The amount expressed the annual base rent as of June 30, 2014 of agreements to expire.

Alto Palermo Shopping, City of Buenos Aires

Alto Palermo is a 145-store shopping center that opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the junction of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking) with a gross leasable area of 19,354 square meters. The shopping center has an entertainment center and a food court with 20 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended on June 30, 2014, Alto Palermo had nominal retail sales for approximately Ps. 2,111.2 million, 31.2% above a turnover in the same period of the previous fiscal year. Sales per square meter reached Ps. 109,087.8. Total rental income increased from Ps. 269.9 million for fiscal year ended June 30, 2013 to Ps. 344.3 million for fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 14,442.2 in 2013 and Ps. 17,789.4 in 2014.

As of June 30, 2014, its occupancy rate was 98.9%.

Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of sales) account for approximately 14.4% of its gross leasable area at June 30, 2014 and approximately 5.0% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo’s five largest tenants as of June 30, 2014:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Zara	Clothes and footwear	1,384.0	7.2
Garbarino	Houseware	153.8	0.8
Fravega	Houseware	155.8	0.8
Just For Sport	Sports clothes and footwear	724.3	3.7
Sony Style	Houseware	361.4	1.9
Total		2,779.3	14.4

 Tenant Mix of Alto Palermo (1)

The following table sets forth the tenant mix of the types of businesses in Alto Palermo:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	9,936.3	51.9
Restaurant	4,592.3	24.0
Services	1,695.6	8.9
Miscellaneous	1,668.8	8.7
Home and Houseware	1,249.1	6.5
Total	19,142.1	100.0
(1)	Does not include vacant stores as of June 30, 2014.

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues derived from Alto Palermo during the following periods:

	As of June 30,
	2014	2013	2012
	(In thousands of Ps.)
Base rent	149,020.30	123,732.50	98,111.70
Percentage rent (1)	43,648.40	29,330.90	25,769.20
Total rent	192,668.70	153,063.40	123,880.90
Revenues from admission rights (2)	30,603.50	26,563.00	21,194.80
Management fees	3220.5	2,643.70	2,078.10
Parking	17,170.20	13,593.10	10,449.80
Common maintenance expenses and common advertising fund	100,077.60	73,919.90	62,932.50
Commissions	209.2	-	-
Other	341.7	137.8	177.8
Total (3)	344,291.40	269,920.90	220,713.90

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS.

Lease expirations for Alto Palermo (1)

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2014, assuming that none of the tenants exercise their renewal options or terminates their leases early:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements
2015	62	6,435.2	34%	48,819,070.2	42%
2016	42	5,047.7	26%	35,532,055.2	31%
2017	30	4,343.4	23%	23,846,055.8	20%
2018 and subsequent years	10	3,315.8	17%	8,608,475.1	7%
Total	144	19,142.1	100%	116,805,656.3	100%

(1) Does not include vacant stores as of June 30, 2014.
(2) The amount expreseed the annual base rent as of June 30, 2014 of agreements to expire.
Alto Avellaneda, Greater Buenos Aires

Alto Avellaneda is a 141-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, located in the southern border of the City of Buenos Aires. This shopping center is adjacent to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 36,565 square meters of gross leasable area. The shopping center has a multiplex cinema with six screens, the first Wal-Mart superstore in Argentina, an entertainment center, a food court with 19 restaurants and an anchor store, Falabella, which opened on April 28, 2008. Wal-Mart (not included in gross leasable area) which purchased the space it occupies, notwithstanding the aforementioned, pays for its pro-rata share of the common expenses of Alto Avellaneda’s parking lot. The shopping center has a 2,700-car free parking lot consisting of 47,856 square meters.

Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

In fiscal year ended June 30, 2014, Alto Avellaneda had nominal retail sales of approximately Ps. 2,333.8 million, which represents a year-on-year growth rate of 24.9%. Sales per square meter were Ps. 63,825.71. Total rental income increased from Ps. 190.5 million for the fiscal year ended June 30, 2013 to Ps. 245.2 million for the fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 5,155.8 in 2013 and Ps. 6,707.2 in 2014.

As of June 30, 2014, its occupancy rate was 99.5%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) account for approximately 39.8% of its gross leasable area as of June 30, 2014 and approximately 19.4% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2014:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Falabella	Anchor Store	11,629.0	31.8
Garbarino	Houseware	639.7	1.7
Fravega	Houseware	510.0	1.5
Zara	Clothes and footwear	1,585.0	4.3
Compumundo	Houseware	190.6	0.5
Total		14,554.3	39.8

Tenant mix of Alto Avellaneda (1)

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Anchor Store	11,629.0	32.0
Clothes and footwear	11,673.1	32.1
Entertainment	6,192.7	17.1
Miscellaneous	2,035.1	5.6
Home & Houseware	2,031.4	5.6
Restaurant	1,984.3	5.5
Services	769.9	2.1
Total	36,315.5	100.0

(1) Does not include vacant stores as of June 30, 2014.

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the sales of Alto Avellaneda for the following periods:

	As of June 30,
	2014	2013	2012
	In thousands of Ps.
Base rent	99,538.1	75,973.3	64,410.1
Percentage rent (1)	42,986.5	36,551.5	29,170.3
Total rent	142,524.6	112,524.8	93,580.4
Revenues from admission rights (2)	15,070.4	12,943.0	10,975.5
Management fees	2,972.8	2,440.4	1,918.2
Parking	-	-	-
Common Maintenance Expenses and Common Advertising Fund	84,354.1	62,355.9	52,816.5
Commissions	125.8	-	-
Other	199.9	205.9	18.4
Total (3)	245,247.6	190,470.0	159,309.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS.

Lease expirations for Alto Avellaneda (1)

The following table sets forth a schedule of lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements
2015	56	5,877.3	16%	22,819,897.2	22%
2016	43	12,115.4	33%	32,274,219.9	31%
2017	28	2,871.8	8%	13,047,708.7	13%
2018 and subsequent years	10	15,451.0	43%	34,943,587.2	34%
Total	137	36,315.5	100%	103,085,413.0	100%

(1) Does not include vacant stores as of June 30, 2014.
(2) The amount expressed the annual base rent as of June 30, 2014 of agreements due to expire.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 63 stores specialized in interior and home decoration stores which opened in 1993. We own a 53.68% interest in Emprendimiento Recoleta S.A. (“ERSA”), the company which has the concession to operate Buenos Aires Design. The other shareholder of ERSA is Hope Funds S.A., which has a 46.32% interest.

As a result of a public auction in February 1991 the City of Buenos Aires granted to ERSA a 20-year concession to use a plot of land in the Centro Cultural Recoleta, which was later extended for an additional period of 5 years. The concession stipulates a concession monthly fee of Ps. 44,470 to be payed to the City of Buenos Aires. The terms of the concession set that it may be terminated for any of the following reasons, among others: material breach of the obligations of the parties, which with regard to ERSA include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) non payment of the monthly fee for two consecutive periods; (iv) destruction or abandonment of the area under concession; (v) bankruptcy or liquidation; (vi) restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, we entered into an agreement with the shareholders of ERSA providing our management of Buenos Aires Design for a monthly administration fee of 10% of the net expenditures of expenses.

Buenos Aires Design is located in an exclusive neighborhood named Recoleta in the City of Buenos Aires, near Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas as many exclusive hotels and restaurants are located in this area due to its closeness to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total developed area of 26,131.5 square meters (including parking) that consists of 14,592 square meters of gross leasable area. The shopping center has 10 restaurants anchored by the Hard Rock Cafe and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot.

Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

In the fiscal year ended June 30, 2014, Buenos Aires Design had nominal retail sales for approximately Ps. 272.2 million, which represents approximately Ps. 18,651.53 per square meter. Total rental income increased from Ps. 42.4 million in fiscal year ended June 30, 2013 to Ps. 50.2 million in the fiscal year ended June 30, 2014, which represents annual income per gross leasable square meter of Ps. 3,086.9 in 2013 and Ps. 3,443.2 in 2014.

As of June 30, 2014, its occupancy rate was 92.3%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 24.6% of its gross leasable area as of June 30, 2014 and approximately 13.9% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2014:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Barugel Azulay	Home	311.8	2.1
Morph	Bazaar/Gifts	1,032.3	7.1
Hard Rock Cafe	Restaurant	1,814.6	12.4
Bazar Geo	Bazaar/Gifts	258.0	1.8
Claudia Adorno	Bazaar/Gifts	171.3	1.2
Total		3,588.0	24.6

Tenant mix of Buenos Aires Design (1)

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Home & Houseware	7,917.1	58.3
Restaurant	3,405.7	25.1
Miscellaneous	2,220.5	16.4
Services	33.3	0.2
Total	13,576.6	100.0

(1) Does not include vacant stores as of June 30, 2014.

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	As of June 30,
	2014	2013	2012
	In thousands of Ps.
Base rent	17,337.9	15,019.9	12,493.4
Percentage rent (1)	1,221.1	1,273.0	1,953.8
Total rent	18,559.0	16,292.9	14,447.2
Revenues from admission rights (2)	2,295.7	2,073.6	1,749.4
Management fees	1,646.6	1,358.9	1,137.4
Parking	4,818.6	3,404.3	2,711.2
Common Maintenance Expenses and Common Advertising Fund	22,884.0	19,287.5	16,297.7
Other	39.7	14.8	18.1
Total (3)	50,243.6	42,432.0	36,361.0

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents according to IFRS. It does not reflect our interest in ERSA.

Lease expirations for Buenos Aires Design (1)

The following table shows a schedule of lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminates its lease early:

Agreements expiration:	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements
2015	28	8,067.7	59%	9,956,143.0	49%
2016	17	2,306.7	17%	6,596,763.2	32%
2017	13	3,001.2	22%	3,610,087.7	18%
2018 and subsequent years	1	201.0	1%	130,311.0	1%
Total	59	13,576.6	100%	20,293,304.9	100%

(1) Does not include vacant stores as of June 30, 2014.
(2) The amount expressed the annual base rent as of June 30, 2014 of agreements to expire.

Alcorta Shopping, City of Buenos Aires

Alcorta Shopping is a 107-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 15,113 square meters of gross leasable area. Alcorta Shopping has a food court with 12 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro-rata share of the common expenses of the shopping center’s parking lot. The shopping center is spread out over three shopping center levels and has a pay parking lot for approximately 1,300 cars.

Alcorta Shopping’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

In the fiscal year ended June 30, 2014, Paseo Alcorta had nominal retail sales for approximately Ps. 1,120.4 million, which represents fiscal year sales for approximately Ps. 74,137.24 per square meter and a year-on-year growth of 36.2%. Total rental income increased from approximately Ps. 126.9 million in fiscal year ended June 30, 2013 to Ps. 168.3 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 8,977.5 in 2013 and Ps. 11,138.5 in 2014.

As of June 30, 2014, its occupancy rate was 99.8%.

Alcorta Shopping’s five largest tenants

Alcorta Shopping’s five largest tenants (in terms of sales in this shopping center) account for approximately 14.8% of its gross leasable area as of June 30, 2014 and approximately 7.9% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Alcorta Shopping’s five largest tenants as of June 30, 2014:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Zara	Clothes and footwear	1,100.4	7.3
Fravega	Houseware	249.0	1.6
Jazmin Chebar	Clothes and footwear	233.6	1.5
Rapsodia	Clothes and footwear	258.2	1.7
Nike	Sports Clothes and footwear	400.0	2.5
Total		2,241.2	14.8

Tenant mix of Alcorta Shopping (1)

The following table sets forth the tenant mix of the types of businesses in Alcorta Shopping:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	7,781.2	51.6
Services	1,872.3	12.4
Miscellaneous	1,163.0	7.7
Home & Houseware	893.0	5.9
Entertainment	1,938.8	12.9
Restaurant	1,438.8	9.5
Total	15,087.1	100.0

(1)	Does not include vacant stores as of June 30, 2014.

Revenues from Alcorta Shopping

The following table sets forth certain information relating to the revenues of Alcorta Shopping during the following periods:

	As of June 30,
	2014	2013	2012
	(In thousands of Ps.)
Base rent	57,993.5	48,330.1	39,130.0
Percentage rent (1)	28,055.9	17,493.1	14,664.1
Total rent	86,049.4	65,823.2	53,794.1
Revenues from admission rights (2)	12,206.8	10,995.5	8,497.1
Management fees	1,049.7	861.7	677.3
Parking	6,303.1	4,419.8	2,757.0
Common Maintenance Expenses and Common Advertising Fund	62,540.3	44,480.0	35,119.1
Other	181.7	369.8	173.3
Total (3)	168,331.0	126,950.0	101,017.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS.

Lease expirations for Alcorta Shopping (1)

The following table shows a schedule of lease expirations for Alcorta Shopping during the periods indicated for existing leases as of June 30, 2014, assuming that none of the tenants exercises renewal options or terminates its lease early:

Agreements Expiration:	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements
2015	51	7,021.8	47%	24,537,400.7	46.6%
2016	28	4,438.1	29%	13,329,694.2	25.4%
2017	24	2,170.1	14%	13,046,940.0	24.8%
2018 and subsequent years	3	1,457.1	10%	1,686,000.0	3.2%
Total	106	15,087.1	100%	52,600,034.9	100.0%

(1) Does not include vacant stores as of June 30, 2014.
(2) The amount expressed the annual base rent as of June 30, 2014 of agreements to expire.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 83-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

Patio Bullrich is located in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of the most prestigious hotels of the City of Buenos Aires and the subway, bus and train systems. Additionally, Patio Bullrich is located only 10 minutes by car from the downtown area of the City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,982 square meters (including parking) that consist of 11,738 sqm of gross leasable area and common areas covering 12,472 sqm. The shopping center has a four-screen multiplex cinema with 1,381 seats and a food court of 11 restaurants. The shopping center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

In the fiscal year ended June 30, 2014, Patio Bullrich had nominal retail sales for approximately Ps. 689.3 million, which represents annual sales for approximately Ps. 58,726.12 per square meter. Total rental income increased from Ps. 103.2 million in fiscal year ended June 30, 2013 to Ps. 125.1 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 8,829.8 in 2013 and Ps. 10,659.6 in 2014.

As of June 30, 2014, its occupancy rate was 99.6%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.0% of its gross leasable area as of June 30, 2014 and approximately 13.2% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2014:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Zara	Clothes and footwear	786.0	6.7
Rapsodia	Women’s Clothes and footwear	279.5	2.4
Jazmin Chebar	Women’s Clothes and footwear	109.0	0.9
Rouge Internacional	Perfumery / Drugstore	599.6	5.1
Etiqueta Negra	Men's clothes and footwear	576.1	4.9
Total		2,350.2	20.0

Tenant mix of Patio Bullrich (1)

The following table sets forth the tenant mix of the types of businesses in Patio Bullrich:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	5,692.2	55.6
Miscellaneous	2,074.7	20.2
Entertainment	996.6	9.7
Restaurant	1,035.2	10.1
Home & Houseware	374.4	3.7
Services	73.3	0.7
Total	10,246.4	100.0

(1)	Does not include vacant stores as of June 30, 2014

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:
	As of June 30,
	2014	2013	2012
	(In thousands of Ps.)
Base rent	47,699.5	41,334.3	35,255.8
Percentage rent (1)	8,674.2	6,447.9	7,477.5
Total rent	56,373.7	47,782.2	42,733.3
Revenues from admission rights (2)	11,316.3	9,472.7	7,546.0
Management fees	2,540.3	2,085.3	1,639.2
Parking	9,016.7	7,035.4	5,260.7
Common Maintenance Expenses and Common Advertising Fund	45,746.2	36,735.3	32,794.9
Other	127.0	48.1	111.8
Total (3)	125,120.2	103,159.0	90,085.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS.

Lease expirations for Patio Bullrich (1)

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements
2015	29	3,324.7	32%	18,705,020.6	42%
2016	27	2,486.6	24%	15,166,989.5	34%
2017	15	1,482.1	14%	6,921,240.0	15%
2018 and subsequent years	10	2,952.8	29%	4,228,999.3	9%
Total	81	10,246.4	100%	45,022,249.6	100%

(1) Does not include vacant stores as of June 30, 2014.
(2) The amount expressed the annual base rent as of June 30, 2014 of agreements to expire.

Alto NOA, City of Salta

Alto Noa is an 89-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total developed area of approximately 30,876 square meters (including parking) which consists of 19,157 square meters of gross leasable area. Alto Noa has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center occupies one floor and has a free parking lot for 551 cars.

Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2014, Alto NOA had nominal retail sales for approximately Ps. 766.1 million, which represents fiscal period sales for approximately Ps. 39,988.0 per square meter. Total rental income increased from Ps. 47.0 million in fiscal year ended June 30, 2013 to Ps. 58.4 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 2,457.9 in 2013 and Ps. 3,049.4 in 2014.

As of June 30, 2014, its occupancy rate was 99.7%.

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 32.3% of its gross leasable area as of June 30, 2014 and approximately 12.7% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants as of June 30, 2014:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Supermercado Carrefour	Supermarket	3,080.5	16.1
Garbarino	Houseware	428.4	2.2
YPF	Other	1,812.5	9.5
Fravega	Houseware	286.3	1.5
Musimundo	Houseware	580.0	3.0
Total		6,187.9	32.3

Tenant mix of Alto Noa (1)

The following table sets forth the types of businesses in Alto Noa:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Entertainment	6,170.0	32.3
Miscellaneous	5,726.6	30.0
Clothes and footwear	4,031.5	21.1
Home & Houseware	1,532.7	8.0
Restaurant	1,280.3	6.7
Services	367.8	1.9
Total	19,108.9	100.0

(1)	Does not include vacant stores as of June 30, 2014.

Revenues from Alto Noa (1)

The following table sets forth certain information relating to the revenues of Alto Noa during the following periods:

	As of June 30,
	2014	2013	2012
	(In thousands of Ps.)
Base rent	21,449.7	16,892.6	13,694.5
Percentage rent (1)	14,635.3	11,851.8	10,508.8
Total rent	36,085.0	28,744.4	24,203.3
Revenues from admission rights (2)	2,200.9	1,935.7	1,703.3
Management fees	314.9	258.5	203.2
Parking	-	-	-
Common Maintenance Expenses and Common Advertising Fund	19,674.2	15,897.4	13,072.8
Other	145.5	211.0	117.4
Total (3)	58,420.5	47,047.0	39,300.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS.

Lease expirations for Alto Noa (1)

The following table shows a schedule of lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements	Square Meters to Expire (sqm)	Percentage to Expire (%)	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements (%)
2015	38	5,513.4	29%	7,644,124.6	41%
2016	29	7,054.7	37%	5,568,311.2	29%
2017	16	1,631.5	9%	3,032,280.0	16%
2018 and subsequent years	5	4,909.3	26%	2,672,261.7	14%
Total	88	19,108.9	100%	18,916,977.5	100%

(1) Does not include vacant stores as of June 30, 2014.
(2) The amount expressed the annual base rent as of June 30, 2014 of agreements to expire.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 146-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza Shopping consists of 41,108 square meters of gross leasable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, the department store Falabella, a food court with 18 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars.

Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2014, Mendoza Plaza had nominal retail sales for approximately Ps. 1,514.7 million, which represents a year-on-year growth of 25.5%. Sales per square meter were approximately Ps. 36,846.1. Total rental income increased from approximately Ps. 101.4 million in fiscal year ended June 30, 2013 to Ps. 120.1 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 2,401.2 in 2013 and Ps. 2,921.2 in 2014.

As of June 30, 2014, its occupancy rate was 95.0%.

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 33.1% of its gross leasable area as of June 30, 2014 and approximately 13.2% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2014:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Falabella	Anchor store	6,970.0	17.0
Super Vea Plaza	Supermarket	4,419.1	10.7
Garbarino	Houseware	813.9	2.0
Fravega	Houseware	796.2	1.8
Musimundo	Houseware	588.7	1.4
Total		13,587.9	33.1

Tenant mix of Mendoza Plaza (1)

The following table sets forth the types of businesses of the tenants in Mendoza Plaza:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Entertainment	9,473.8	24.3
Clothes and footwear	7,949.3	20.4
Anchor Store	6,970.0	17.7
Miscellaneous	8,301.4	21.3
Restaurant	2,159.1	5.5
Home and Houseware	2,760.3	7.1
Services	1,440.0	3.7
Total	39,053.9	100.0

(1)	Does not include vacant stores as of June 30, 2014.

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

		As of June 30,
	2014	2013	2012
	(In thousands of Ps.)
Base rent	38,673.5	31,438.0	24,916.4
Percentage rent (1)	29,078.8	25,228.7	21,387.7
Total rent	67,752.3	56,666.7	46,304.1
Revenues from admission rights (2)	3,718.2	3,265.0	2,988.3
Management fees	1,819.9	1,472.0	1,095.7
Parking	-	-	-
Common Maintenance Expenses and Common Advertising Fund	45,976.6	39,491.0	30,979.2
Commissions	77.9	-	-
Other	741.3	524.3	454.6
Total (3)	120,086.2	101,419.0	81,821.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS.

Lease expirations for Mendoza Plaza (1)

The following table shows a schedule of lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements
2015	55	17,616.7	45%	14,495,057.4	43%
2016	40	9,038.7	23%	8,945,761.3	27%
2017	40	4,390.7	11%	7,204,912.7	22%
2018 and subsequent years	4	8,007.8	21%	2,554,764.0	8%
Total	139	39,053.9	100%	33,200,495.4	100%

(1)       Does not include vacant stores as of June 30, 2014.
(2)       The amount expressed the annual base rent as of June 30, 2014 of agreements to expire.

Alto Rosario, City of Rosario

Alto Rosario is a 144-store shopping center located in the City of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking) which consists of 29,516 square meters of gross leasable area (without considering Museo de los Niños). Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping center occupies one floor and has a free parking lot for 1,736 cars.

Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2014, Alto Rosario had nominal retail sales of approximately Ps. 1,378.3 million, which represents a year-on-year growth of 30.0%. Sales per square meter were approximately Ps. 46,697.8. Total rental income increased from approximately Ps. 123.5 million in fiscal year ended June 30, 2013 to Ps. 154.9 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 4,460.2 in 2013 and Ps. 5,248.4 in 2014.

As of June 30, 2014, its occupancy rate was 97.0%.

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.1% of its gross leasable area as of June 30, 2014 and approximately 10.1% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2014:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Fravega	Houseware	386.5	1.3
Musimundo	Houseware	406.5	1.4
Sport 78	Sports Clothes and footwear	671.7	2.3
Cines Rosario	Cinemas	8,984.0	30.4
Nike Shop	Sports Clothes and footwear	507.5	1.7
Total		10,956.2	37.1

Tenant mix of Alto Rosario

The following table sets forth the types of businesses in Alto Rosario as of June 30, 2014:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	10,584.3	37.1
Entertainment	10,005.4	35.0
Home & Houseware	2,898.6	10.1
Restaurant	3,122.3	10.9
Miscellaneous	1,888.6	6.6
Services	79.6	0.3
Total	28,578.8	100.0

(1)	Does not include vacant stores as of June 30, 2014.

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following period:

	As of June 30,
	2014	2013	2012
	(In thousands of Ps.)
Base rent	54,686.4	41,372.4	29,017.7
Percentage rent (1)	36,490.9	29,900.5	26,080.8
Total rent	91,177.3	71,272.9	55,098.5
Revenues from admission rights (2)	7,307.0	6,222.9	4,553.6
Management fees	1,246.5	1,023.3	804.3
Parking	-	-	-
Common Maintenance Expenses and Common Advertising Fund	54,839.7	44,767.2	36,963.2
Commissions	53.0	-	-
Other	287.9	223.7	236.4
Total (3)	154,911.4	123,510.0	97,656.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS.

Lease expirations for Alto Rosario (1)

The following table shows a schedule of lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements	Square meters to expire	Percentage to Expire	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements
2015	70	18,065.5	63%	21,390,234.0	47%
2016	34	3,636.0	13%	10,714,158.1	23%
2017	28	4,381.7	15%	10,357,737.6	23%
2018 and subsequent years	9	2,495.6	9%	3,291,104.3	7%
Total	141	28,578.8	100%	45,753,234.0	100%

(1)	Does not include vacant stores as of June 30, 2014.
(2)	The amount expressed the annual base rent as of June 30, 2014 of agreements to expire.

Córdoba Shopping - Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, with 15,881 square meters being gross leasable area. Córdoba Shopping has 106 commercial stores, a 12-screen multiplex cinema and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba.

In the fiscal year ended June 30, 2014, Cordoba Shopping had nominal retail sales for approximately Ps. 546.6 million, which represents a year-on-year growth of 26.3%. Sales per square meter were approximately Ps. 34,421.6. Total rental income increased from Ps. 58.4 million in fiscal year ended June 30, 2013 to Ps. 71.7 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 3,863.4 in 2013 and Ps. 4,518.1 in 2014.

As of June 30, 2014, its occupancy rate was 99.8%

Five largest tenants of Córdoba Shopping – Villa Cabrera

Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 39.9% of its gross leasable area as of June 30, 2014 and approximately 8.6% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Córdoba Shopping’s five largest tenants as of June 30, 2014:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Garbarino	Houseware	497.0	3.1
Mc Donald’s	Food	146.0	0.9
Cines Cba	Cinema	5,442.5	34.4
Jazmin Chebar	Clothes and footwear	116.3	0.7
Rapsodia	Clothes and footwear	129.9	0.8
Total		6,331.7	39.9

Tenant mix of Córdoba Shopping Villa Cabrera (1)

The following table sets forth the types of businesses in Córdoba Shopping:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	5,949.7	37.6
Entertainment	5,842.0	36.9
Miscellaneous	984.7	6.3
Restaurant	912.8	5.8
Home & Houseware	864.8	5.5
Services	1,250.8	7.9
Total	15,804.8	100.00

(1)	Does not include vacant stores as of June 30, 2014.

Revenues from Córdoba Shopping Villa Cabrera

The following table sets forth certain information relating to the revenues of Córdoba Shopping during the following periods:

	As of June 30,
	2014	2013	2012
	(In thousands of Ps.)
Base rent	19,932.0	16,405.8	13,460.6
Percentage rent (1)	15,796.9	12,446.8	10,016.5
Total rent	35,728.9	28,852.6	23,477.1
Revenues from admission rights (2)	2,521.0	2,144.0	1,887.7
Management fees	1,309.7	1,164.2	906.7
Parking	-	-	-
Common Maintenance Expenses and Common Advertising Fund	31,988.1	26,044.6	20,769.3
Commissions	28.4	-	-
Other	174.5	153.5	119.1
Total (3)	71,750.6	58,358.9	47,159.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS.

Lease expirations for Córdoba Shopping Villa Cabrera (1)

The following table shows a schedule of lease expirations for Córdoba Shopping during the periods indicated for existing leases as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements
2015	52	5,157.9	33%	7,615,177.8	44%
2016	20	1,918.5	12%	3,697,317.6	22%
2017	27	2,541.6	16%	5,107,338.8	30%
2018 and subsequent years	5	6,186.8	39%	663,951.1	4%
Total	104	15,804.8	100%	17,083,785.4	100%
(1)	Does not include vacant stores as of June 30, 2014.
(2)	The amount expressed the annual base rent as of June 30, 2014 of agreements to expire.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping is a shopping center that opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 46,707 sqm constitute Gross Leasable Area, comprising 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood, in the injuction of Av. General Paz meets and the Panamerican Highway and is the largest shopping center in the City of Buenos Aires in terms of square meters.As of June 30, 2014, our equity interest in Panamerican Mall was 80%.
In the fiscal year ended June 30, 2014, Dot Baires Shopping had nominal retail sales for approximately Ps. 2,008.3 million, which represents fiscal year sales for approximately Ps. 42,998.4 per square meter. Total rental income increased from approximately Ps. 189.3 million in fiscal year ended June 30, 2013 to Ps. 229.8 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 3,806.8 in 2013 and Ps. 4,920.7 in 2014. As of June 30, 2014, its occupancy rate was 99.7%.

Five largest tenants of Dot Baires Shopping

Dot Baires Shopping’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 54.0% of its gross leasable area as of June 30, 2014 and approximately 11.3% of its annual base rent for the fiscal year ended on such date.

The following table describes Dot Baires Shopping’s five largest tenants as of June 30, 2014:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Falabella	Anchor Store	5,471.2	11.7
Wal-Mart	Supermarket	12,600.0	27.0
Zara	Clothes and footwear	1,178.8	2.5
Garbarino	Houseware	472.5	1.0
Hoyts General Cinema	Cinema	5,518.6	11.8
Total		25,241.1	54.0

Tenant mix of Dot Baires Shopping (1)

The following table sets forth the types of businesses in Dot Baires Shopping:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Miscellaneous	14,988.5	32.2
Clothes and footwear	13,106.7	28.2
Anchor Store	5,471.2	11.7
Entertainment	6,177.8	13.3
Services	2,506.4	5.4
Restaurant	2,206.8	4.7
Home & Houseware	2,091.3	4.5
Total	46,548.7	100.0

(1) Does not include vacant stores as of June 30, 2014.

Revenues from Dot Baires Shopping

The following table sets forth certain information relating to the revenues of Dot Baires Shopping during the following periods:

	As of June 30,
	2014	2013	2012
	(In thousands of Ps.)
Base rent	87,753.9	72,266.3	58,693.3
Percentage rent (1)	39,222.3	31,541.5	24,884.3
Total rent	126,976.2	103,807.8	83,580.6
Revenues from admission rights (2)	10,541.1	8,932.1	7,651.5
Management fees	2,099.4	1,723.4	1,354.7
Parking	18,357.7	13,707.9	8,417.3
Common Maintenance Expenses and Common Advertising Fund	71,527.6	61,075.4	47,950.9
Other	331.4	24.4	1,548.0
Total (3)	229,833.4	189,271.0	150,503.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS. Does not reflect our interest in Panamerican Mall.

Lease expirations for Dot Baires Shopping (1)

The following table shows a schedule of lease expirations for Dot Baires Shopping during the periods indicated for existing leases as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements
2015	46	6,969.9	15%	17,677,757.7	23%
2016	62	8,722.0	19%	26,863,513.0	36%
2017	29	9,393.6	20%	23,268,917.9	31%
2018 and subsequent years	13	21,463.2	46%	7,411,037.3	10%
Total	150	46,548.7	100%	75,221,225.9	100%
(1)	Does not include vacant stores as of June 30, 2014.
(2)	The amount expressed the annual base rent as of June 30, 2014 of agreements to expire.
.

Soleil Premium Outlet, Greater Buenos Aires

In December 2007, we entered into an agreement with INC S.A. (“INCSA”), a non-related company, for the acquisition of Soleil Premium Outlet for an amount of US$ 20.7 million.

On July 1, 2010, we executed the final deed for partial conveyance of title of the going concern and closing minutes with INCSA, whereby INCSA transferred to us the shopping center’s going concern, which we started to operate on the referred date. The transaction was exclusive of any debt or credit prior to the transaction with respect to INCSA’s business, as well as the real property where a hypermarket currently operates located in the premises.

On April 12, 2011, the Argentine Antitrust Authority granted its consent to the transaction.

As from April 2013, as a result of its refurbishment and reengineering and a strong advertising campaign, it was renamed Soleil Premium Outlet. As of the date of this annual report Soleil Premium Outlet had a surface area of 48,313 square meters, of which 15,190 are gross leasable area. It comprises 78 stores and 2,335 parking spaces.

Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina more than 25 years ago and today is the first premium outlet in the country.

During the fiscal year ended June 30, 2014, Soleil Premium Outlet had nominal retail sales of approximately Ps. 664.0 million, which represents period average sales for approximately Ps. 43,710.9 per square meter and a year-on-year growth of 81.2%. Total rental income increased from approximately Ps. 45.0 million in fiscal year ended June 30, 2013 to Ps. 69.6 million for fiscal year ended June 30, 2014, representing annual revenues per gross leasable square meter of Ps. 3,309.5 in 2013 and Ps. 4,584.5 in 2014.

As of June 30, 2014, its occupancy rate was 100%.

Five largest tenants of Soleil Premium Outlet

Soleil Premium Outlet’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 14.3% of its gross leasable area as of June 30, 2014 and approximately 13.1% of its annual base rent for the fiscal year ended on such date.

The following table describes Soleil Premium Outlet’s five largest tenants as of June 30, 2014:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Garbarino	Houseware	472.0	3.1
Adidas	Sports clothes and footwear	480.0	3.2
Fravega	Houseware	336.4	2.2
Stock Center	Sports clothes and footwear	687.0	4.5
Mc Donald’s	Food	193.0	1.3
Total		2,168.4	14.3

Tenant mix of Soleil Premium Outlet (1)

The following table sets forth the tenants by types of business in Soleil Premium Outlet:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	8,305.1	54.7
Entertainment	4,483.3	29.5
Home & Houseware	955.9	6.3
Restaurant	753.1	5.0
Miscellaneous	401.6	2.6
Services	290.7	1.9
Total	15,189.7	100.0

(1)	Does not include vacant stores as of June 30, 2014.

Revenues from Soleil Premium Outlet

The following table sets forth certain information relating to the revenues of Soleil Premium Outlet during the following periods:

	As of June 30,
	2014	2013	2012
	(In thousands of Ps.)
Base rent	25,972.2	17,789.1	16,383.3
Percentage rent (1)	13,619.6	7,124.2	5,145.1
Total rent	39,591.8	24,913.3	21,528.4
Revenues from admission rights (2)	3,671.3	2,953.8	1,476.3
Management fees	649.0	-	-
Parking	-	-	-
Common Maintenance Expenses and Common Advertising Fund	25,458.3	17,112.6	11,545.7
Commissions	112.0	-	-
Other	154.1	59.4	13.6
Total (3)	69,636.5	45,039.1	34,564.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS.

Lease expirations for Soleil Premium Outlet (1)

The following table shows a schedule of lease expirations for Soleil Premium Outlet during the periods indicated for existing leases as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements
2015	26	2,939.6	19%	6,054,954.7	26%
2016	23	2,718.5	18%	5,194,560.2	23%
2017	25	3,738.4	25%	8,397,631.1	37%
2018 and subsequent years	4	5,793.2	38%	3,163,008.0	14%
Total	78	15,189.7	100%	22,810,154.0	100%
(1)	Does not include vacant stores as of June 30, 2014.
(2)	The amount expressed the annual base rent as of June 30, 2014 of agreements to expire.

La Ribera Shopping, City of Santa Fe

We own fifty percent “NPSF” common shares, a corporation that is tenant of a building in which “La Ribera” shopping center was built and currently operates, which has a surface area of 43,219 square meters, comprising 50 retail stores with seven 2D cinemas and 3D-screen multiplex cinemas. It also comprises a 510-square meter cultural center and 24,553 square meters in outdoor areas and free parking space. Its gross leasable area is approximately 8,285 square meters.

The shopping center is strategically located within the port of Santa Fe, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers away from the City of Paraná, Province of Entre Ríos, and 96 kilometers away from the City of Rafaela, Province of Santa Fe, its range of influence represents a potential market of over one million people.

In the fiscal year ended June 30, 2014, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 280.8 million, which represents period average sales for approximately Ps. 33,895.5 per square meter. Total rental income increased from Ps. 11.9 million in fiscal year ended June 30, 2013 to Ps. 15.2 million during 2014, representing annual revenues per gross leasable square meter of Ps. 1,421.5 in 2013 and Ps. 1,830.1 in 2014.

As of June 30, 2014, its occupancy rate was 99.6%.

Five largest tenants of La Ribera Shopping

La Ribera’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 53.9% of its gross leasable area as of June 30, 2014 and approximately 50.3% of its annual base rent for the fiscal year ended on such date.

The following table describes La Ribera’s five largest tenants as of June 30, 2014:

Tenant	Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Musimundo	Houseware	804.0	9.7
Cinemark	Cinema	2,446.0	29.5
Mc Donald’s	Food	235.0	2.7
Playland Park	Entertainment	756.0	9.1
Red Sport	Sports Clothes and footwear	222.0	2.7
Total		4,463.0	53.9

Tenant mix of La Ribera Shopping (1)

The following table sets forth the tenants by types of business in La Ribera:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	2,285.2	28.2
Entertainment	3,202.0	39.5
Restaurant	668.1	8.2
Miscellaneous	1,099.5	13.6
Home and Houseware	859.5	10.5
Total	8,114.3	100.0

(1) Does not include vacant stores as of June 30, 2014.

Revenues from La Ribera Shopping

The following table sets forth certain information relating to the revenues of La Ribera during the following periods:

	As of June 30,
	2014	2013	2012
	(In thousands of Ps.)
Base rent	3,988.2	3,324.0	2,071.0
Percentage rent (1)	5,000.2	3,624.0	2,080.0
Total rent	8,988.3	6,948.0	4,151.0
Revenues from admission rights (2)	141.1	104.0	47.0
Management fees	210.5	174.0	-
Parking	-	0.0	-
Common Maintenance Expenses and Common Advertising Fund	5,803.2	4,674.0	(382)
Other	20.3	10.0	17.0
Total (3)	15,163.4	11,910.0	3,833.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS. Does not reflect our interest in NPSF.

Lease expirations for La Ribera Shopping (1)

The following table shows a schedule of lease expirations for La Ribera during the periods indicated for existing leases as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their leases early:

Agreements Expiration:	Number of Agreements	Square Meters to Expire	Percentage to Expire	Amount of Lease Payments (Ps.)(2)	Percentage of Agreements
2015	19	2,447.60	30%	2,119,060.80	36%
2016	12	910.1	11%	1,064,349.60	17%
2017	12	1,109.60	14%	1,332,360.00	23%
2018 and subsequent years	5	3,647.00	45%	1,389,637.70	24%
Total	48	8,114.30	100%	5,905,408.10	100%
(1) Does not include vacant stores as of June 30, 2014.
(2) The amount expresses the annual base rent as of June 30, 2014 of agreements to expire.

Sales and Developments

This segment includes properties available for sale, units to be received under barter agreements in force and land reserves of our portfolio. As of June 30, 2014 we own plots and properties strategically located in the City of Buenos Aires, Greater Buenos Aires and in the provinces of Argentina with potential to develop new projects.

Shopping Centers

Arcos del Gourmet. In December 2011, we started to develop Distrito Arcos project located in the neighborhood of Palermo, City of Buenos Aires. Distrito Arcos will be an open-air space shopping center with a variety of premium brands in the exclusive neighborhood of Palermo.

Distrito Arcos is expected to add approximately 14,000 square meters of gross leasable area and 65 stores to our portfolio, including a cinema with approximately 800 square meters and more than 1,000 square meters dedicated to restaurants. We expect that this project, which will combine a retail and a cultural concept, will equal the success of our last projects.

 The opening was scheduled for December 2013, but an injunction was imposed that suspended the opening on grounds that certain governmental permits have been not granted. The construction works in Distrito Arcos as of June 30, 2014, 2013 and 2012 rise to Ps. 236.2 million, Ps. 136.3 million and 17.8 million, respectively. On June 30, 2014 the contractual obligations corresponds mainly to constructions related with the project above and rise to Ps. 234 million.

On December 10, 2013, Administrative and Tax Contentious Court of the City of Buenos Aires ratified an injunction that suspends the opening of Distrito Arcos on the grounds that it has failed to obtain certain government permits. Despite the fact that the construction has all government permits in place, we have filed an appeal against the decision and has requested that the injunction be lifted. Along this line, on April 10, 2014, the government of the City of Buenos Aires issued a new environmental compliance certificate.

On the other hand, in one of the two judicial processes (amparos – actions intended to protect constitutional rights) currently being heard, “Charlon, Marcelo Alejandro and others VS. GCBA on/ amparo”, the Court of Appeals referred above confirmed the decision rendered by the lower court whereby the action was abated, as per notice served upon us on September 1, 2014. The process has concluded with the decision being favorable to us.

As to the other process entitled Federación de Comercio e Industria de la Ciudad de Buenos Aires (“FECOBA”) and others v. GCBA on amparo”, on August 29, 2014 the lower court rendered a decision rejecting the case. As of the date of this annual report, Distrito Arcos has not been opened yet.

Ex-Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006, we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex-Escuela Gobernador Vicente de Olmos, located in the City of Córdoba, Province of Córdoba. The building has a surface area of 5,147 square meters. Inside the building there is a portion of the Patio Olmos shopping center, which operates on four commercial floors and has two underground parking lots. This shopping center also includes two adjacent buildings with cinemas and a commercial annex connected to the property not covered by the bids and legally related through easement contracts. The building is under a concession contract which was assigned to us as part of the bid, effective for a 40-year term, expiring in February 2032, in which we now act as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property, together with the transfer of the respective concession contract.

After execution of the title deed, the government of the Province of Córdoba declared part of the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martín Theater. On October 6, 2008, we challenged the aforementioned Resolution on unconstitutional grounds. Alternatively, we challenged the appraisal made by the plaintiff of the portion of the property to be expropriated and, additionally, we claimed damages not included in the appraisal and resulting immediately and directly from the eventual expropriation. As of the date of this annual report, evidence is being produced by the parties in the expropriation court procedure.

Paraná Plot of land, Province of Entre Ríos. On June 30, 2009, we executed a “Letter of Intent” whereby we stated our intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which was fully paid as an advance payment and as consideration for the promise of not selling the property until November 27, 2009. On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty days as from the date the seller provides reliable notification to the buyer that the property is not subject to any levy, encumbrance, restrictions on ownership, except for the right of way already mentioned. As of the balance sheet date, evidence of such notice has not been provided.

Developments in progress

Alto Comahue Project– Province of Neuquén. On May 22, 2014 Shopping Neuquén executed an addendum to the last agreement entered into with the Municipality of Neuquén in 2012, extending the terms for the opening of the shopping center for 6 additional months until March 17, 2015.

As of the end of fiscal year 2014, the degree of progress of the shopping center’s construction works was 47% and the economic progress was 55%. After a market research, during this fiscal year, the Neuquén Project Shopping Center will be named Alto Comahue.

In addition to the construction of a shopping center and cinemas, the project includes a hypermarket, residential apartments and a hotel. The plot intended for the construction of the hypermarket was sold to Gensar S.A. in 2011, which then transferred it to COTO CICSA, which opened the largest COTO hypermarket in the patagonia in May 2014.

As regards the plot for the hotel, on April 11, 2014 it was sold to the real estate developer Continental Urbana S.A. The plot of land has a surface area of 3,000 sqm and a construction capacity per total occupancy factor of 10,000 sqm.

In addition we own an adjacent plot of land intended for the construction of residential apartments, of approximately 13,000 sqm with a construction capacity of 18,000 sqm.

On June 30, 2014, 2013 and 2012 the amount of the developments in Shopping Neuquén rise to Ps. 121.6 million, Ps. 43.1 million and Ps. 9.1 million, respectively. On June 30, 2014 the contractual obligations corresponds mainly to constructions related with the project above and they rise to Ps. 205 million. The project is expected to be completed in March, 2015, the project is financed through a syndicated loan subscribed with different bank institutions, for more information please see ITEM 5 – Operating and Financial Review and Prospects – Indebtedness.

Residential Properties (available for Sale)

Torres Rosario Project, City of Rosario, Province of Santa Fe. We own a plot of land of approximately 50,000 square meters divided into 8 smaller plots, in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2011, 2 of the plots had been bartered with Condominios del Alto S.A. (“Condominios del Alto”) (plots 2-G and 2-H).

Condominios del Alto I – City of Rosario, Province of Santa Fe

As consideration for the barter of parcel 2-G (totaling a surface area of 10,128 sqm for sale), in December 2011 Condominios del Alto transferred to us 15 apartments, for a total constructed area of 1,504.45 sqm (representing 14.85% of the total constructed area of such parcel) and 15 parking spaces (representing 15% of total parking spaces in such building). The project Condominios del Alto I is composed of two opposite building blocks , commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 stories with parking spaces (98 units) in the basement. Condominios del Alto I amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment. As of June 30, 2014, the project has been completed and all the units subject to the barter have been received, with 3 apartments, 4 parking spaces and one storage space remaining available for sale.

Condominios del Alto II –City of Rosario, Province of Santa Fe

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale) Condominios del Alto transferred to us 42 apartments, for a total constructed area of 3,188 sqm (representing 22% of the constructed area of such parcel) and 47 parking spaces (representing 22% of total parking spaces to be constructed in such building). The Condominios del Alto II project will be composed of two opposite building blocks, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. As of June 30, 2014, the works in parcel H has been completed and all the units subject to the barter have been received, with 1 apartment, 14 parking spaces and 1 storage space remaining available for sale.

Intangibles - Units to be received under barter agreements

Beruti Plot of Land – City of Buenos Aires. On October 13, 2010, we entered into an exchange agreement with TGLT in connection with a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and future residential apartments to be constructed by TGLT in such plot of land. The transaction was subject to certain conditions precedent, including the completion by TGLT of its initial public offering. The transaction was agreed on US$ 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking spaces. As consideration, TGLT will transfer to us (i) certain units to be determined, representing 17.33% of the aggregate surface of the residential space, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces, (iii) all the commercial parking spots in the future building, and (iv) US$ 10.7 million, payable upon delivery of the title deeds to the plot of land. TGLT completed its initial public offering in the BASE on October 29, 2010 therefore; the condition precedent for the transaction was fulfilled on that date. TGLT paid the US$ 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To ensure performance of the obligations assumed by TGLT under the deed of sale, a mortgage was granted in our favor.

An organization called “Asociación Amigos Alto Palermo” filed a write of relief in order to prevent the construction works and obtained a precautionary measure for the suspension of the construction works. The Contentious-Administrative and Tax Appellate Court for the City of Buenos Aires ordered the release of the precautionary measure that suspended the works. At present, the write of relief is in the discovery stage, and no judgment has been rendered in that regard. On December 4, 2013 the term for the delivery of the units involved was extended for 11 months.

Land Reserves and development properties

Conil – Avellaneda, Province of Buenos Aires. Located adjacent to Alto Avellaneda shopping center, a plot of land totaling 2,398 sqm distributed in two opposite corners and according to urban planning standards, around 6,000 sqm may be built. Its intended use, either through an own development or sale to a third party, is residential with the possibility of a retail space as well. On September 17, 2014, we had entered into a preliminary merger agreement with our subsidiary Conil SA ("Conil"), For more information please see “Recent Development”.

Future Developments

Mixed Uses:

Ex UOM- Luján, Province of Buenos Aires. On May 18, 2012, we executed a sales agreement with Cresud whereby we acquired the Puertas de Luján property, located at km 62 of the Acceso Oeste Highway and covering a surface area of 116 hectares. The transaction was made for an amount of US$ 8.96 million. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of this plot of land. As of the date of this annual report, dealings are being carried out in order to change the zonification parameters, to enable the consummation of the project.

Ex Nobleza Piccardo Plant - San Martín, Province of Buenos Aires. On May 30, 2012, we acquired 100% of IRSA’s stake in Quality Invest (50% of the total equity interest in the property). The main asset of Quality Invest is a property in which the manufacturing plant and the administrative offices of the firm Nobleza Piccardo are located. The property has a surface area of 160,000 square meters and a built area of 80,000 square meters. It is located 200 meters away from the junction of San Martin Avenue and Gral. Paz Avenue in the District of San Martín. The transaction consumated for consideration of US$ 9.7 million. On December 28, 2012, in compliance with the lease agreement executed upon the acquisition of the site, Nobleza Piccardo partially vacated the property located in the district of San Martín. Quality Invest received approximately 2,100 sqm of offices and 50,300 sqm of industrial units in connection with the transaction. The vacation of the remaining surface area scheduled for May 2014 pursuant to the agreement was extended again to December 31, 2014.

As of the end of the 2014 fiscal year the site complies with the Industrial Park zoning parameters in effect since its acquisition; however, due to the pre-feasibility application for business purposes obtained in May 2012, the construction and exploitation of a shopping center would be allowed.

As concerns the project for the plot, as of to date there is a mixed-use master plan (including residential apartments, a shopping center, entertainment, offices, hotel, etc.), in order to perform an urban development at large scale involving 400,000 sqm. The master plan is pending definition as regards certain technical aspects and then the San Martin Municipality’s Legislative Branch must approve it in order to be ratified by decree in the Province of Buenos Aires.

Residential

Coto Residential Project. We own approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Coto Centro Integral de Comercialización S.A. and us executed a deed dated September 24, 1997 whereby we acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood.

Neuquén Residential Complex – Neuquén, Province of Neuquén. Through Shopping Neuquén, we own a plot of 13,000 sqm and a construction capacity of 18,000 sqm of residential properties in an area with significant potential. This area is located close to the shopping center which is about to open, the hypermarket recently opened and a hotel to be constructed in months to come.

Retail

Caballito Plot – City of Buenos Aires. This is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which we aquired in November 1997. This plot of land would allow developing a shopping center of up to 30,000 sqm, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. As of the date of this annual report the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property which already has the consent of the Executive Branch.

DOT Adjoining Plot (ex-Philips) – City of Buenos Aires. On May 3, 2012, the Government of the City of Buenos Aires, through the General Office of Zoning Interpretation (Dirección General de Interpretación Urbanística) approved through a pre-feasibility study, subdivision of the plot of land of the Ex-Philips parcels upon the observance of the applicable building regulations in each of the resulting parcels. In addition, all the uses and parameters established under the municipal ordinance previously issued by the above mentioned authority are being observed.

On June 3, 2013, we were notified that the Government of the City of Buenos Aires had approved the aforementioned plot of land subdivision. As a result, the property was divided into three parcels: two parcels of approximately 6,400 sqm and a parcel adjoining DOT Shopping of 15,900 sqm intended for the future extension of the shopping center in 47,000 sqm.

Offices

Philips Adjoining Plots 1 and 2 – City of Buenos Aires. These two parcels of 6,400 sqm with construction area of 19,200 sqm each, as of the date hereof a significant land reserve jointly with a plot where the extension of Dot Baires Shopping is planned. As a result of major developments, the junction of General Paz and the Panamerican Highway has experienced a significant growth in recent years. The project of theses parcels will conclude the consolidation of this area.

Offices and Other Segment

We are engaged in the acquisition, development and management of office buildings and other rental properties in Argentina. As of June 30, 2014, we owned 2 office buildings under lease agreements of 56,829 sqm of gross leasable area, with an occupancy rate of 100%. In fiscal year 2014, we recorded revenues from leases of offices and other rental properties for Ps. 35.3 million.

Administration and Management of Shopping Centers

We manage and operate each of the shopping centers in which we have more than 50% ownership. We charge tenants a monthly management fee, which varies from shopping center to shopping center, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to fund promotional efforts for the shopping center. We charge a monthly management fee, paid prorated by the tenants, according to their particular lease rates. This management fee is a fixed amount in Alto Palermo, Alto Avellaneda, Abasto, Paseo Alcorta, Alto NOA, Dot Baires, Alto Rosario, Soleil Premium Outlet and Patio Bullrich and a percentage of the common area maintenance expenses in Buenos Aires Design, Córdoba Shopping, Mendoza Plaza, and La Ribera Shopping.

During fiscal year ended June 30, 2014, we received the following amounts in monthly maintenance fees:

•	Ps.268,400 in Alto Palermo,

•	Ps.247,700 in Alto Avellaneda,

•	Ps.288,700 in Abasto,

•	Ps.211,700 in Patio Bullrich,

•	Ps.103,900 in Alto Rosario,

•	Ps.87,500 in Paseo Alcorta,

•	Ps.174,900 in Dot Baires,

•	Ps. 26,200 in Alto NOA,
•	Ps. 54,100 in Soleil Premium Outlet,

•	6% of the total amount of the common area maintenance expenses in Córdoba Shopping,

•	10% of the total amount of the common area maintenance expenses in Buenos Aires Design,

•	5% of the total amount of the common area maintenance expenses in Mendoza Plaza, and

•	5% of the total amount of the common area maintenance expenses in La Ribera Shopping.

Our total revenues from management fees during the fiscal year ended June 30, 2014, were approximately Ps. 23 million.

Principal Terms of our Leases

Under Argentine Law, terms of commercial leases may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options–leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

Decree No. 214/2002 and Decree No. 762/2002, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in U.S. Dollars and which are not related to the financial system prior to January 7, 2002 are subject to the following:

•	obligations will have to be paid in Pesos at a rate of Ps. 1.00 = US$ 1.00. Additionally, these obligations are subject to inflation adjustment through the CER.

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

We charge to our tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 18% and 24% on an annual and cumulative basis as from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. For more information, see “Risk Factors”.

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

Control Systems

We have computer systems to monitor tenants’ sales (except stands) in all of our shopping centers. We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. We use the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Abasto, Alto Rosario, Alto NOA, Dot Baires Shopping, Córdoba Shopping, Soleil Premium Outlet, La Ribera Shopping and Mendoza Plaza contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

Competition

Shopping Centers

Given that most of our shopping centers are located in highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with us in areas through the development of new shopping centers. Our principal competitor is Cencosud S.A. (“Cencosud”) which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping centers in Argentina.

Company	Shopping Center	Location (1)	Gross leasable Area	Stores	% of gross leasable area at national level (2)	Store percentage (2)
APSA
	Abasto de Buenos Aires (7)	CABA	41,788	171	2.49%	2.71%
	Alto Palermo Shopping	CABA	19,354	145	1.16%	2.30%
	Buenos Aires Design (3)	CABA	14,592	63	0.87%	1.00%
	Dot Baires Shopping (5)	CABA	46,707	153	2.79%	2.42%
	Alcorta Shopping (4)	CABA	15,113	107	0.90%	1.70%
	Patio Bullrich	CABA	11,738	83	0.70%	1.32%
	Córdoba Shopping (4)	Córdoba	15,881	106	0.95%	1.68%
	Alto Avellaneda (4)	GBA	36,565	141	2.18%	2.23%
	Mendoza Plaza Shopping (4)	Mendoza	41,108	146	2.45%	2.31%
	Alto Rosario (7)	Rosario	30,776	145	1.84%	2.30%
	Alto Noa (4)	Salta	19,158	89	1.14%	1.41%
	La Ribera Shopping (6)	Santa Fe	8,285	50	0.49%	0.79%
	Soleil Premium Outlet (4)	GBA	15,190	78	0.91%	1.24%
	Subtotal		316,254	1,477	18.87%	23.41%
Cencosud (4)
	Subtotal		617,924	1,438	36.87%	22.76%
Other
Operators
	Subtotal		741,295	3,396	44.27%	53.82%
Total			1,675,473	6,311	100%	100%

(1) “GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the City of Buenos Aires.
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
(5) APSA’s interest in Panamerican Mall SA is 80%.
(6) APSA’s interest in Nuevo Puerto Santa Fe SA is 50%.
(7) Includes Museo de los Niños.
Source: Argentine Chamber of Shopping Centers.

Insurance

We carries all-risk insurance for the shopping centers and other buildings covering property damage caused by fire, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We are in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. Our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, a loss which was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We further maintain liability insurance covering our directors’ and corporate officers’ liability.

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

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers, binds the offer or during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offer or and are considered part of the contract entered into by the consumer. On June 2005, Resolution No. 104/05 of the Secretary of Technical Coordination, which complements the Consumer Protection Law, adopted Mercosur’s Resolution on which requires that those who engage in commerce over the Internet to disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

In September 2014, a new Consumer Protection Law was passed by the Argentine Congress that stipulates the creation of new administrative and judicial proceedings dealing with this area of the Law. The statute, known as “System for the Resolution of Conflicts in Consumer Relationships”, was enacted as Law Nº 26,993 on September 17, 2014. This new law creates a two-tier administrative proceeding and a set of courts dedicated to trial conflicts between consumers and producers of goods and services. In order to present a claim, the amount of it must not exceed a a fixed amount equivalent to 55 minimum wages, which are determined by the Ministry of Labour, Employment and Social Security. It is mandatory to file the claim first before the administrative agency. In case a settlement is not reached between the parties, the plaintiff is able to file the claim before a judge. Although the system is not operational yet, a considerable portion of the claims made against Alto Palermo will probably be resolved through this system.

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

Other Regulations

Credit Card Law. Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361, governs different aspects of the business activity known as “credit cards’ system”. The regulations set forth minimum contractual terms and conditions and the approval thereof by the Argentine Secretariat of Industry, Commerce and Mining, as well as limitations on interest payable by users and retail stores’ commissions adhering to the system. The Credit Card Law is applied to both banking and non-banking cards, such as “Tarjeta Shopping”, issued by Tarshop. Pursuant Communication “A” 5477 of the Argentine Central Bank, loans granted through credit cards by entities which are not financial institutions, such as Tarshop, shall not exceed in more than the 25% of the monthly average of the interest rates publish by the Central Bank for loans to individuals without real guarantee.

Antitrust Law. Law No. 25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over common shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies which exceed the accumulated sales volume of Ps. 200.0 million in Argentina; then the respective concentration should be submitted for approval of the Argentine Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the Argentine Antitrust Authority may (i) authorize the transaction, (ii) subject the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps. 20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in the aggregate Ps. 20.0 million or Ps. 60.0 million during the last 36 months, these transactions must be notified to the Argentine Antitrust Authority.

As the consolidated annual sales volume of IRSA and ours exceed Ps. 200.0 million, we should give notice to the Argentine Antitrust Authority of any concentration provided for by the Antitrust Law. For more information, please see “Legal or Arbitration proceedings – Other litigation”.

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

In accordance with the Rules of the CNV, the issuers have to inform to the CNV of any kind of events that could seriously impede or hinder the development of the activities of society, including events that generate or may generate affectations of importance to environment, specifying its consequences.

Recently Law No. 26,994 was enacted pursuant to which it was approved the new Civil and Commercial Code of Argentina. The new Civil and Commercial Code provides the background regulation of the relationships of the persons as individuals and entities. The new Civil and Commercial Code will enter into force on January 1, 2016. We are currently in the process of analyzing together with our legal advisors the impact of this new legislation in the operations of our business.

For additional information see “Item 3 (d). Risk Factors - Risk relating to our Business - Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

 C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2014:
Subsidiary	Activity	Country of incorporation	Ownership percentage	Voting power percentage (1)	Percentage of our total net revenues
Arcos del Gourmet S.A.	Real estate commercial	Argentina	90%	90%	0.0%
Fibesa S.A.	Real estate agent	Argentina	97%	97%	2.6%
Emprendimiento Recoleta S.A.	Building	Argentina	54%	54%	2.4%
Shopping Neuquén S.A.	Development of undertakings	Argentina	99%	99%	0.0%
Conil S.A. (2)	Real estate services	Argentina	100%	100%	0.0%
Panamerican Mall S.A.	Real estate investments	Argentina	80%	80%	12.2%
Torodur S.A.	Investments	Uruguay	100%	100%	0.0%

(1)	Percentage of equity interest has been rounded. It does not contemplate irrevocable capital contributions.
(2)
On September 17, 2014, we entered into a preliminary merger agreement with our subsidiary Conil, by which Conil will be absorbed by us. In order to proceed with this merger, the transaction will have to be approved in our next shareholders’ meeting, which will be held on October 31, 2014.

D. Property, Plant and Equipment

Our properties include shopping centers and land reserves for the construction of shopping centers or apartment buildings. All of our properties are located in Argentina.

The following table sets forth certain information about our owned properties:

Property	Location	Encumbrance
Shopping center portfolio
Alto Palermo	City of Buenos Aires, Argentina	-
Abasto	City of Buenos Aires, Argentina	-
Alto Avellaneda	City of Avellaneda, Argentina	-
Paseo Alcorta	City of Buenos Aires, Argentina	-
Patio Bullrich	City of Buenos Aires, Argentina	-
Alto NOA	City of Salta, Argentina	-
Buenos Aires Design	City of Buenos Aires, Argentina	-
Alto Rosario	City of Rosario, Argentina	-
Mendoza Plaza	City of Mendoza, Argentina	-
Córdoba Shopping – Villa Cabrera (1)	City of Córdoba, Argentina	Mortgage-antichresis
Dot Baires Shopping	City of Buenos Aires, Argentina	-
Soleil Premiun Outlet (2)	City of San Isidro, Argentina	Mortgage
Patio Olmos (3)	City of Córdoba, Argentina	-
Office buildings and other rental properties portfolio
Dot Building	City of Buenos Aires, Argentina	-
Abasto Offices Plots of land	City of Buenos Aires, Argentina	-
Caballito plot of land (4)	City of Buenos Aires, Argentina	-
Luján plot of land	City of Luján, Argentina	-
Properties under development
Neuquén Project (5) (8)	City of Neuquén, Argentina	-
Arcos Project (6) (8)	City of Buenos Aires, Argentina	-
Other properties (7)	Argentina	-

(1)
Included in Investment Properties is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of antichresis as a result of a financial debt held by Empalme (merged with SAPSA. As from January 1, 2009) with NAI INTERNACIONAL II Inc. The total amount of the debt was Ps. 13.2 million as of June 30, 2014.

(2)
On August 22, 2014, we paid the balance of the purchase price for the shopping center known as “Soleil Premium Outlet” in the amount of Ps. 105.8 million (US$ 12.6 million plus interest). As a result, the mortgage granted in favor of INCSA was fully discharged.

(3)	We lease this property to a shopping center operator under an operating lease contract which will expire on 2032.
(4)
We have a parcel of land with a surface area of 23,791 square meters in the “Caballito” neighborhood, one of the most highly populated areas in the City of Buenos Aires, which we purchased in November 1997. This land could be used to build a 30,000 square meter shopping center including a hypermarket, a cinema complex and various leisure and entertainment areas. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property which already has the consent of the Executive Branch.

(5)
We signed an agreement with the Municipality of Neuquén by which we commited to construct the whole shopping center in a maximum term of 24 months, these will be counted starting from the date of signature of the act of beginning of works. On June 30, 2014, 2013 and 2012 and on July 1°, 2011 the amount of the developments in Shopping Neuquén rise to Ps. 121.6 million, Ps. 43.1 million, Ps. 9.1 million and Ps. 4.5 million, respectively.
On June 30, 2014 the contractual obligations corresponds mainly to constructions related with the project above and they rise to Ps. 205 million. The project is estimated to be concluded on March, 2015

(6)
We maintain engagements with the Government of the City of Buenos Aires in order to develop Arcos del Gourmet. Construction cost as of June 30, 2014, 2013 and 2012 increased to Ps. 236.2 million, Ps. 136.3 million and Ps. 17.8 million, respectively. On June 30, 2014, the contractual obligations corresponds mainly to constructions related with the project above and rise to Ps. 234 million.

(7)
Includes properties in the proximities of the above-listed properties and certain properties under development, undeveloped parcels of land and office buildings and other rental properties portfolio, which are included as “Other properties” because of their little significance.

(8)	Both projects are financed through syndicated loans subscribed with different bank institutions, for further information see “Item 5.b Liquidity and Capital Resources”.

We lease our headquarters, located at Moreno 877, 22nd floor (C1091AAQ), City of Buenos Aires, Argentina, from IRSA, pursuant to a lease agreement that expires in 2016. We consider that all our facilities are appropriate for our current needs and suitable for their intended uses.

ITEM 4A.	Unresolved staff comments

Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

A. Operating Results

The following Management’s Discussion & Analysis of the financial condition and results of operations should be read in conjunction with our Audited Consolidated Financial Statements and accompanying notes included elsewhere in this annual report, as well as the information presented under “Item 3 (a). Key information – A. Selected Consolidated Financial Data”. Our discussion of our operating and financial review and prospects contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in “Item 3. Key information – D. Risk Factors”.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2012, 2013 and 2014 relate to the fiscal years ended June 30, 2012, 2013 and 2014, respectively.

For more information plase see Note 38 to our audited consolidated financial statements, “Foreign currency assets and liabilities”.

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

The discussion below should also be read in conjunction with our disclosure of significant IFRS accounting policies, which is provided in Note 2 to our audited consolidated financial statements, “Summary of significant accounting policies”.

We believe the most critical accounting policies and significant areas of judgment and estimation are in:

• Impairment testing of goodwill and non-current assets other than goodwill
• Determination of the fair value of financial instruments
• Allowances
• Taxation

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

For purposes of the impairment testing, we group assets at the lowest levels for which there are separately identifiable cash flows, known as cash generating units (“CGU”). Given the nature of our assets and activities, most of our individual assets do not generate independent cash flows that are independent of those from CGUs. Therefore, we estimate the recoverable amount of the CGU to which the asset belongs, except where the fair value less costs to sell of the individual asset is higher than its book value; or the value in use of the asset can be estimated as being close to its fair value less costs to sell, where fair value can be reliably determined.

Generally, we consider each shopping center, office building and undeveloped property as a separate CGU. Details of the methods, estimates and assumptions we make in our annual impairment testing of goodwill are included in Note 5 in the audited consolidated financial statements. No impairment of goodwill was identified.

During the fiscal year ended June 30, 2014, we decided to modify the methodology previously used to determine the fair markets value of our shopping centers, shifting from discounted cash flows as of June 30, 2013, to capitalization method in June 30, 2014. Details of the new methodology are included in Note 6 to our audited consolidated financial statements.

Fair value of derivatives and other financial instruments
The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques like extrapolation pricing model. We use our judgment to select a variety of methods and make assumptions that are based on market conditions existing at statement of financial position.

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. We uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency future contracts	Present value method	Theoretical price	Money market curve; Interest curve; Foreign exchange curve
Interest rate swaps	Discounted cash flow	-	Interest rate swaps and cash flows
Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate

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

The amounts recognized in the Consolidated Financial Statements in respect of each matter are derived from our best estimate and judgment as described in Note 5 to the audited consolidated financial statements.

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
	Fiscal year ended June 30,
	2014	2013	2012
GDP growth (6)	0.0%	5.5%	(1.5)%
Inflation (IPIM) (1)	27.7%	13.5%	12.8%
Inflation (CPI) (2)	15.0% (5)	10.5%	9.9%
Appreciation (depreciation) of the Peso against the U.S. Dollar	(50.6%)	(19.1%)	(10.2%)
Exhange rate per US$ 1.00 as of the end of the year	Ps.8.0830	Ps.5.3680	Ps.4.5070
Average exchange rate per US$1.00 (3)	Ps.6.9333	Ps.4.9339	Ps.4.3016

(1)	IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production.
(2)	CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production.
(3)	Represents average of the selling and buying exchange rate.
(4)	Represents average month-end closing exchange rates.
(5)
Since January 2014, the Argentine government established IPCNu which more broadly reflects consumer prices by considering price information from the 24 provinces of Argentina. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes notice of the six month period after the new consumer price index was introduced.

(6)	As from March, 2014, a new historic base starting in 2004, was stablished for the calculation and adjustment of the GDP figures.

Sources: INDEC, Argentine Ministry of Economy and Production, Banco de la Nación Argentina.

Factors that Affect our Results

Effects of the Argentine macroeconomic environment

Most of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon the economic conditions prevailing in Argentina.

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

Effects of inflation

From 1997 until the end of 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:
Year ended June 30,	Consumer Price Index	Wholesale Price Index

2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%
2009	5.26%	5.4%
2010	11.0%	15.2%
2011	9.67%	12.5%
2012	9.90%	12.8%
2013	10.5%	13.5%
2014	15.0% (1)	27,7%

(1)
Since January 2014, the Argentine government established IPCNu which more broadly reflects consumer prices by considering price information from the 24 provinces of Argentina. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes notice of the six month period after the new consumer price index was introduced.

The increase in inflation may erode our present macroeconomic stability, causing a negative impact on our operations. The wholesale price index increased by 27.7 % in the fiscal year 2014, and the IPCNu for the six month period ended June 30, 2014 increased 15%.

Additionally, the minimum lease amounts paid by tenants in our shopping centers are generally adjusted in accordance with the CER, an inflation index published by the Argentine Central Bank. Although higher inflation rates in Argentina may increase the minimum lease amount, given that tenants tend to pass on any increases in their own expenses to consumers, higher inflation may lead to increased sale prices charged by tenants for their products, which will ultimately reduce their sales volumes and consequently the portion of rent we receive based on their total sales.

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During summer holidays (January and February) our tenants’ sales typically reach their minimum level, whereas during winter holidays (July) and in December (Christmas) they reach their maximum level. Tenants selling clothes generally change their collections in spring and autumn, positively affecting our shopping centers’ sales. Sales at discount prices at the end of each season are also one of the main sources of impact in our business.

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

During this fiscal year, Argentina’s Peso devalued against the U.S. Dollars and other currencies by approximately 51%, which causes an impact on the comparability of the figures disclosed in the financial statements stemming from exposure to the exchange rate, above all, in our revenues from office rentals and our net assets and liabilities as detailed in Note 40 to our Consolidated Financial Statements, denominated in foreign currency; as well as the Income/(loss) from our International segment.

Factors Affecting Comparability of our Results

Business Segment Reporting

We are required to disclose segment information in accordance with IFRS 8, which establishes that an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”). Such function is carried out by our Executive Committee in order to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the management body, that is to say, the Board of Directors. Our current members of the Executive Committee are Mrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, and Fernando Elsztain. CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the CODM for these purposes. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

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

•
Our “Financial operations and others” segment includes the results from financing activities developed through Tarshop, the residual transactions of consumer financing from Apsamedia (merged with us as from July 1, 2013) and the results of e-commerce activities through Avenida Inc.

Below is a summarized analysis of the lines of business for each fiscal year ended June 30, 2014, 2013 and 2012:

	Fiscal year ended June 30, 2014
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	2,048,516	35,688	51,917	574	2,136,695
Costs	(940,637)	(17,872)	(10,916)	(373)	(969,798)
Gross profit	1,107,879	17,816	41,001	201	1,166,897
Gain from disposal of investment properties	-	-	308	-	308
General and administrative expenses	(101,538)	(253)	-	(55)	(101,846)
Selling expenses	(73,427)	(817)	(3,851)	110	(77,985)
Other operating results, net	(43,743)	-	13,390	54	(30,299)
Profit from operations	889,171	16,746	50,848	310	957,075
Share of profit of associates	-	(899)	-	(18,500)	(19,399)
Segment profit / (loss) before financial results and income tax	889,171	15,847	50,848	(18,190)	937,676
Investment properties	1,655,241	166,288	35,572	-	1,857,101
Property, plant and equipment	20,455	3,196	-	-	23,651
Investment properties	-	-	9,539	-	9,539
Goodwill	1,829	3,911	-	-	5,740
Right to receive units ("Barters")	9,264	-	23,608	-	32,872
Inventories	10,625	-	-	-	10,625
Investments in associates	-	23,208	-	33,680	56,888
Operating assets (ii)	1,697,414	196,603	68,719	33,680	1,996,416

	Fiscal year ended June 30, 2013
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	1,625,013	25,778	4,262	1,203	1,656,256
Costs	(743,004)	(14,145)	(3,480)	(907)	(761,536)
Gross profit	882,009	11,633	782	296	894,720
Gain from disposal of investment properties	-	-	236	-	236
General and administrative expenses	(67,597)	(218)	-	(250)	(68,065)
Selling expenses	(58,908)	(895)	(625)	(1,588)	(62,016)
Other operating results, net	(41,683)	(40)	-	2,377	(39,346)
Profit from operations	713,821	10,480	393	835	725,529
Share of profit of associates	-	(2,514)	-	2,540	26
Segment profit before financial results and income tax	713,821	7,966	393	3,375	725,555
Investment properties	1,586,752	105,594	35,158	-	1,727,504
Property, plant and equipment	17,385	2,896	-	-	20,281
Trading properties	-	-	7,644	-	7,644
Goodwill	1,829	3,911	-	-	5,740
Right to receive units ("Barters")	9,264		30,959	-	40,223
Inventories	10,002	-	-	-	10,002
Investments in associates	-	23,385	-	39,139	62,524
Operating assets (ii)	1,625,232	135,786	73,761	39,139	1,873,918

	Fiscal year ended June 30, 2012
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	1,321,589	14,759	32,171	4,836	1,373,355
Costs	(602,670)	(7,625)	(10,610)	(1,687)	(622,592)
Gross profit	718,919	7,134	21,561	3,149	750,763
General and administrative expenses	(58,324)	-	(57)	(296)	(58,677)
Selling expenses	(44,175)	(483)	(1,581)	2,157	(44,082)
Other operating results, net	(21,613)	-	-	736	(20,877)
Profit from operations	594,807	6,651	19,923	5,746	627,127
Share of profit of associates	-	-	-	4,970	4,970
Segment Profit before financial results and income tax	594,807	6,651	19,923	10,716	632,097
Investment properties	1,477,326	142,334	35,158	-	1,654,818
Property, plant and equipment	15,989	1,496	-	-	17,485
Trading properties	-	-	8,387	-	8,387
Goodwill	1,829	3,911	-	-	5,740
Right to receive units ("Barters")	9,264	-	30,959	-	40,223
Inventories	10,394	-	-	-	10,394
Investments in associates	-	-	-	36,600	36,600
Operating assets (ii)	1,514,802	147,741	74,504	36,600	1,773,647
(i)	Our revenues are entirely originated in Argentina.
(ii)	All of our assets included in the segment are located in Argentina.

Our shopping center properties are all located in Argentina. Substantially all of our office and other rental properties are located in Argentina. Our development properties are also located in Argentina. The operating results of the NPSF and Quality Invest joint venture operations have been presented on a proportionate format.

The proportionate format presents the net income from the equity-accounted joint venture on a line-by-line basis rather than as a single line item as IFRS requires to be shown in the consolidated statement of income. Management considers that given that the assets underlying both the consolidated and equity-accounted operations are similar and the drivers of their results are similar, that the proportionate consolidation format is a more useful way to understand the performance of the trading property business. This is because the proportionate format aggregates both revenue and expense items rather than netting them for equity accounted ventures and only reflecting their performance as a single line item of profit or loss. As a result, the proportionate format is what the CODM considers in assessing and understanding the performance and results of operations of the development property business as a whole. On the other hand, operating results of EHSA joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main assets consists of an indirect interest of 25% of la Rural.

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

The following tables present a reconciliation between the total results of operations as shown in the section Revenues by Business Segment and the results of operations as per the statement of income for the fiscal years ended June 30, 2014, 2013 and 2012. The adjustments relate to the presentation of the results of operations of the joint ventures on an equity-accounted basis for IFRS income statement purposes.

	Fiscal Year ended on June 30, 2014 (1)
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	As per Statement of Income
Revenue	2,136,695	(23,321)	(360)	2,113,014
Costs	(969,798)	13,200	360	(956,238)
Gross profit / (loss)	1,166,897	(10,121)	-	1,156,776
Gain from disposal of investment properties	308	-	-	308
General and administrative expenses	(101,846)	293	108	(101,445)
Selling expenses	(77,985)	1,131	-	(76,854)
Other operating results, net	(30,299)	3,020	(108)	(27,387)
Profit / (loss) from operations	957,075	(5,677)	-	951,398
Share of profit / (loss) of associates and joint ventures	(19,399)	5,864	-	(13,535)
Segment profit / (loss) before financing and taxation	937,676	187	-	937,863

	Fiscal Year ended on June 30, 2013 (1)
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	As per Statement of Income
Revenue	1,656,256	(18,845)	-	1,637,411
Costs	(761,536)	11,671	-	(749,865)
Gross profit / (loss)	894,720	(7,174)	-	887,546
Gain from disposal of investment properties	236	-	-	236
General and administrative expenses	(68,065)	237	108	(67,720)
Selling expenses	(62,016)	1,190	-	(60,826)
Other operating results, net	(39,346)	1,876	(108)	(37,578)
Profit / (loss) from operations	725,529	(3,871)	-	721,658
Share of profit / (loss) of associates and joint ventures	26	(628)	-	(602)
Segment profit / (loss) before financing and taxation	725,555	(4,499)	-	721,056

	Fiscal Year ended on June 30, 2012 (1)
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	As per Statement of Income
Revenues	1,373,355	(5,918)	-	1,367,437
Costs	(622,592)	3,314	-	(619,278)
Gross profit / (loss)	750,763	(2,604)	-	748,159
General and administrative expenses	(58,677)	494	-	(58,183)
Selling expenses	(44,082)	706	-	(43,376)
Other operating results, net	(20,877)	61	-	(20,816)
Profit / (loss) from operations	627,127	(1,343)	-	625,784
Share of profit / (loss) of associates and joint ventures	4,970	(1,212)	-	3,758
Segment profit / (loss) before financing and taxation	632,097	(2,555)	-	629,542

(1)	Totals may not sum due to rounding.

Income/ (loss) from interests in joint ventures:

As mentioned in Note 2.3.e) to our consolidated financial statements as of and for the years ended June 30, 2014 and 2013, the income / (loss) from our joint ventures NPSF and Quality Invest are accounted under the equity method in "Share of profit/(loss) of associates and joint ventures" of our consolidated income statement.

However, as explained in Note 6 to our consolidated financial statements as of and for the years ended June 30, 2014 and 2013, the operating results from these two joint ventures are accounted using the proportionate consolidation method on information by segments. Such method shows results from joint ventures in the income statement by Segments line by line and not in a single line as required by IFRS. The operating results from our joint ventures are allocated to each segment based on the nature of the operations that generate such results.

In addition, the information by segments contemplates certain inter-segment operations between related parties that were eliminated from the consolidated income statement but which represent genuine revenues and/or costs of each segment. Such operations mainly include lease of spaces and management fees. The operating income (loss) from our joint ventures is allocated to each business segment based on the nature of the operations that generate such results.

Comparison of Information

Shopping centers

During the years ended June 30, 2014, 2013 and 2012 we maintained the same portfolio of operating shopping centers except for the acquisition of a 50% interest in the joint venture NPSF, which owns the shopping center "La Ribera Shopping" in August 2011. Both the result of the interest accounted under the equity method in the income statement and the pro-rata consolidation of this joint venture in the information by segment within the Shopping Center segment were not significant for the years ended June 30, 2014, 2013 and 2012.

Offices and others

During the years ended on June 30, 2014, 2013 and 2012 we maintained the same portfolio of offices and other rental properties except for the acquisition, in November 2012, of an indirect 25% interest in La Rural (through EHSA), which holds the usufruct agreement of Predio Ferial de Palermo in the City of Buenos Aires. The result of the interest accounted under the equity method in the income statement and the information by segments within the Offices and others segment was not significant for the years ended June 30, 2014 and 2013.

Financial operations and others

During the years ended on June 30, 2014, 2013 and 2012, operating income (loss) from financial operations and others segment was affected by a gradual decline in consumer financing from Apsamedia (successor to Metroshop; currently merged with us).

In addition, during the year ended on June 30, 2014, we acquired an indirect 25.81% interest in Avenida Compras S.A. (through Avenida Inc. and Torodur), a company engaged in the e-business sector. The result of the interest accounted under the equity method of this investment both in the income statement and the information by segments within the Financial operations and others segment was not significant for the year ended on June 30, 2014.

Results of Operations for the fiscal years ended June 30, 2014 and 2013

Revenues

	Fiscal Year ended on June 30, 2014
Revenues	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	2,033.4	15.1	-	2,048.5
Offices and others	27.1	8.2	0.4	35.7
Sales and Developments	51.9	-	-	51.9
Financial Operations and others	0.6	-	-	0.6
Total revenues	2,113.0	23.3	0.4	2,136.7

	Fiscal Year ended on June 30, 2013
Revenues	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	1,613.3	11.7	-	1,625.0
Offices and others	18.7	7.1	-	25.8
Sales and Developments	4.3	-	-	4.3
Financial Operations and others	1.2	-	-	1.2
Total revenues	1,637.4	18.8	-	1,656.3

In the following discussion of our revenues, we may refer to “same store revenues” or “comparable revenues”. These terms refers to our properties open and operating throughout both year-to-year comparisons.

Our total consolidated revenues rose by 29.0%, up from Ps. 1,637.4 million during the fiscal year ended on June 30, 2013 to Ps. 2,113.0 million during the fiscal year ended on June 30, 2014.

Revenues from our joint ventures increased by 23.9% from Ps. 18.8 million (Ps. 11.7 million of which are allocated to the Shopping Center segment and Ps. 7.1 million to the Office and others segment) during the year ended on June 30, 2013 to Ps. 23.3 million (Ps. 15.1 million of which are allocated to the Shopping Center segment and Ps. 8.2 million to the Office and others segment) during the year ended on June 30, 2014.

Therefore, pursuant to the information by segments and in view of the results of our joint ventures and inter-segment eliminations, revenues increased by 29.0% from Ps. 1,656.3 million for the year ended on June 30, 2013 to Ps. 2,136.7 million for the fiscal year ended on June 30, 2014. These increases were mainly attributable to: (i) a Ps. 423.5 million increase in the revenues of the Shopping Centers segment (out of which Ps. 3.4 originated in the results of our joint ventures), (ii) a Ps. 47.6 million increase in revenues from the Sales and developments segment and (iii) Ps. 9.9 million increase in revenues from Offices and others segment (out of which Ps. 1.1 million originated from the results of our joint ventures), partially offset by a decrease of Ps. 0.6 million in revenues from our financial operations and others segment.

Shopping Centers. Revenues from the Shopping Centers segment rose by 26.1%, up from Ps. 1,625.0 million during the fiscal year ended on June 30, 2013 to Ps. 2,048.5 million during the fiscal year ended on June 30, 2014. The reason for this increase mainly lies in: (i) an Ps. 235.3 million increase in the revenues from variable and fixed leases as a result of a 30.8% increase in the total sales of our tenants, up from Ps. 12,336.6 million during the fiscal year ended on June 30, 2013 to Ps. 16,132.7 million in the fiscal year ended on June 30, 2014, (ii) an Ps. 142.9 million increase in revenues from expenses and collective promotion funds and (iii) an Ps. 37.9 million increase in revenues from admission rights and parking charges.

Offices and others. Revenues from the Offices and others segment had a 38.4% increase, from Ps. 25.8 million during the fiscal year ended on June 30, 2013 to Ps. 35.7 million during the fiscal year ended on June 30, 2014. This variation mainly arises from the increase in revenues from office leases at Dot building of Ps. 8.4 million and the San Martín lot of Ps. 1.1 million.

Sales and Developments. Revenues from this segment generally change significantly from one period to other due to: (i) non-recurrence of property sales and the price received for such sales; (ii) the number of properties under construction and (iii) the date of completion of such construction projects. Revenues from the Sales and Developments segment recorded an Ps. 47.6 million increase, from Ps. 4.3 million for the fiscal year ended June 30, 2013 to Ps. 51.9 million during the fiscal year ended June 30, 2014. This increase was originated by the sale of units received in exchange for the Rosario plot of land (Ps. 47.6 million).

Financial operations and others. Revenues from the Financial operations and others segment did not change significantly, from Ps. 1.2 million during the fiscal year ended on June 30, 2013 to Ps. 0.6 million during the fiscal year ended on June 30, 2014 due to a gradual decline in residual consumer financing activities carried out by Apsamedia (successor to Metroshop; currently merged with us).

Costs
	Fiscal Year ended June 30, 2014
Costs	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(931.6)	(8.6)	(0.4)	(940.6)
Offices and others	(13.3)	(4.6)	-	(17.9)
Sales and Developments	(10.9)	-	-	(10.9)
Financial operations and others	(0.4)	-	-	(0.4)
Total costs	(956.2)	(13.2)	(0.4)	(969.8)

	Fiscal Year ended June 30, 2013
Costs	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(736.2)	(6.8)	-	(743.0)
Offices and others	(9.3)	(4.8)	-	(14.1)
Sales and Developments	(3.5)	-	-	(3.5)
Financial operations and others	(0.9)	-	-	(0.9)
Total costs	(749.9)	(11.7)	-	(761.5)

Total costs experienced an increase of 27.5% from Ps. 749.9 million during the fiscal year ended on June 30, 2013 to Ps. 956.2 million during the fiscal year ended on June 30, 2014. Total costs as a percentage of total revenues showed a slight decrease from 45.8% for the fiscal year ended on June 30, 2013 to 45.3% during the fiscal year ended on June 30, 2014.

Costs from our joint ventures increased by 12.8% from Ps. 11.7 million (Ps. 6.9 million of which are allocated to the Shopping Center segment and Ps. 4.8 million to the Office and others segment) during the year ended on June 30, 2013 to Ps. 13.2 million (Ps. 8.6 million of which are allocated to the Shopping Center segment and Ps. 4.6 million to the Office and others segment) during the year ended on June 30, 2014.

Therefore, pursuant to the information by segments and in view of the results of our joint ventures and inter-segment eliminations, costs increased by 27.4% from Ps. 761.5 million for the year ended on June 30, 2013 to Ps. 969.8 million for the fiscal year ended on June 30, 2014. These increases were mainly attributable to: (i) a Ps. 197.6 million increase in costs of the Shopping Centers segment (of which Ps. 1.7 million originated in the results from our joint ventures), (ii) a Ps. 7.4 million increase in costs from the Sales and developments segment and (iii) a Ps. 3.8 million increase from the Offices and others segment (of which a loss of Ps. 0.2 million originated in the results from our joint ventures), partially offset by a decrease of Ps. 0.5 million in costs from the Financial operations and others segment.

Total costs as a percentage of revenues, pursuant to information by segments and taking into account the results from our joint ventures and inter-segment eliminations showed a slight decrease, from 46.0% during the fiscal year ended on June 30, 2013 to 45.4% during the fiscal year ended on June 30, 2014.

Shopping Centers. The costs of our Shopping Centers segment increased by 26.6%, from Ps. 743.0 million during the fiscal year ended on June 30, 2013 to Ps. 940.6 million during the fiscal year ended on June 30, 2014. This increase was mainly attributable to: (i) an increase in salaries, social security and other personnel expenses of Ps. 100.0 million (Ps. 48.0 million due to an increase in the salary guideline, Ps. 40.3 million due to an increase in charges from current stock plans, Ps. 4.5 million from indemnifications payable to employees and Ps. 3.9 million due to salaries and social security expenses related to the Arcos project, among other items); (ii) an increase in advertising and other selling expenses of Ps. 33.5 million; (iii) an increase in maintenance, security, cleaning and repairs and related expenses of Ps. 29.4 million (mainly due to an increase in security and cleaning expenses and utility rates); and (iv) an increase in taxes, rates and contributions of Ps. 13.0 million (mainly due to increases in provincial taxes on land and municipal rates for utilities, among other items).

Offices and others. The costs of the Offices and others segment increased by 27.0%, from Ps. 14.1 million during the fiscal year ended on June 30, 2013 to Ps. 17.9 million during the fiscal year ended on June 30, 2014. This variation was mainly originated by the increase of costs of leases and services of Dot office building resulting from: (i) a Ps. 1.4 million increase in amortization and depreciations expenses, (ii) an increase in remuneration, social security and other personnel expenses of Ps. 0.7 million, (iii) a Ps. 0.9 million increase in maintenance, security, cleaning, repair and related expenses, among other items.

Sales and Developments. Revenues from this segment generally change significantly from one period to other due to: (i) non-recurrence of property sales and the price received for such sales; (ii) the number of properties under construction and; (iii) the date of completion of such construction projects. The costs of the Sales and Developments segment experienced a Ps. 7.4 million increase, from Ps. 3.5 million during the fiscal year ended on June 30, 2013 to Ps. 10.9 million during the fiscal year ended on June 30, 2014. This increase is mainly originated by the costs from the sale of units received in exchange for the Rosario plot of land.

Financial operations and others. The cost of the Financial operations and others segment decreased by Ps. 0.5 million, down from Ps. 0.9 million during the fiscal year ended on June 30, 2013 to Ps. 0.4 million during the fiscal year ended on June 30, 2014. The reason for its decrease mainly lies in a gradual decline in residual consumer financing activities carried out by Apsamedia (successor to Metroshop; currently merged with us).

Gross profit

As a consequence of the above-mentioned events, total gross profit rose by 30.3%, up from Ps. 887.6 million during the fiscal year ended on June 30, 2013 to Ps. 1,156.8 million during the fiscal year ended on June 30, 2014. Total consolidated gross profit as a percentage of total consolidated revenues increased from 54.2% in the fiscal year ended on June 30, 2013 to 54.7% during the fiscal year ended on June 30, 2014.

Gross profit from our joint ventures increased by 40.3% from Ps. 7.2 million (Ps. 4.9 million of which are allocated to the Shopping Centers segment and Ps. 2.3 million to the Offices and others segment) for the fiscal year ended on June 30, 2013 to Ps. 10.1 million (Ps. 6.5 million of which are allocated to the Shopping centers segment and Ps. 3.6 million to the Offices and others segment) during the fiscal year ended on June 30, 2014.

Total gross profit, pursuant to the information by segments, and in view of the results from our joint ventures and inter-segment eliminations, increased by 30.4% from Ps. 894.8 million during the fiscal year ended on June 30, 2013 to Ps. 1,166.9 million during the fiscal year ended on June 30, 2014.

Gross profit as a percentage of revenues, pursuant to the information by segments and taking into account the results from our joint ventures and inter-segment eliminations, increased from 54.0% during the fiscal year ended on June 30, 2013 to 54.6% during the fiscal year ended on June 30, 2014.

Shopping Centers. Gross profit from the Shopping Centers segment rose by 25.6%, up from Ps. 882.0 million for the fiscal year ended on June 30, 2013 to Ps. 1,107.9 million during the fiscal year ended on June 30, 2014, mainly as a result of an increase in the total sales of our tenants as explained above, which resulted in higher percentage leases. Gross profit from the Shopping Centers segment as a percentage of revenues for the segment remained stable changing from 54.3% during the fiscal year ended on June 30, 2013 to 54.1% during the fiscal year ended on June 30, 2014.

Offices and others. Gross profit from the Offices and others segment increased by 52.1%, from Ps. 11.7 million during the fiscal year ended on June 30, 2013 to Ps. 17.8 million during the fiscal year ended on June 30, 2014. Gross profit from the Offices and others segment as a percentage of this segment’s revenues increased from 45.3% during the fiscal year ended on June 30, 2013 to 49.9% during the fiscal year ended on June 30, 2014, mainly attributable to a higher increase in this segment’s revenues against costs as explained before in this fiscal year.

Sales and Developments. Gross profit from the Sales and Developments segment experienced an Ps. 40.2 million increase from Ps. 0.8 million during the fiscal year ended on June 30, 2013 to Ps. 41.0 million during the fiscal year ended on June 30, 2014. This increase mainly resulted from revenues from sales for the year. Gross profit from the Sales and developments segment as a percentage of this segment’s revenues increased from 18.6% during the fiscal year ended on June 30, 2013 to 79.0% during the fiscal year ended on June 30, 2014, mainly attributable to a higher increase in this segment’s revenues against costs as explained before, in this fiscal year.

Financial operations and others. Gross profit from the Financial operations and others segment decreased by 33.3% from Ps. 0.3 million during the fiscal year ended on June 30, 2013 to Ps. 0.2 million during the fiscal year ended on June 30, 2014. The segment’s gross profit as a percentage of revenues increased from 25.0% during the fiscal year ended on June 30, 2013 to 33.3% during the fiscal year ended on June 30, 2014. This variation is mainly due to a decrease in residual activities from this segment.

Income from sale of investment properties

The income from sale of investment properties increased by 50.0%, from Ps. 0.2 million during the fiscal year ended on June 30, 2013 to Ps. 0.3 million during the fiscal year ended on June 30, 2014, as a result of the sale of the property located at Anchorena 559 during the fiscal year ended on June 30, 2013, the net income from which was Ps. 0.2 million compared to the income in the current year when a parcel was sold for hotel construction purposes under the Neuquén project during the year 2014, the net income from which was Ps. 0.3 million.

Administrative expenses

	Fiscal Year ended June 30, 2014
Administrative Expenses	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(101.3)	(0.2)	-	(101.5)
Offices and other	-	(0.1)	(0.1)	(0.3)
Sales and Developments	-	-	-	-
Financial operations and others	(0.1)	-	-	(0.1)
Total Administrative expenses	(101.4)	(0.3)	(0.1)	(101.8)

	Fiscal Year ended June 30, 2013
Administrative Expenses	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(67.5)	(0.1)	-	(67.6)
Offices and other	-	(0.1)	(0.1)	(0.2)
Sales and Developments	-	-	-	-
Financial operations and others	(0.3)	-	-	(0.3)
Total Administrative expenses	(67.7)	(0.2)	(0.1)	(68.1)

Total consolidated administrative expenses increased by 49.8%, from Ps. 67.7 million during the fiscal year ended on June 30, 2013 to Ps. 101.4 million during the fiscal year ended on June 30, 2014. Total consolidated administrative expenses as a percentage of total consolidated revenues showed a slight increase from 4.1% for the fiscal year ended on June 30, 2013 to 4.8% during the fiscal year ended on June 30, 2014.

Administrative expenses from our joint ventures increased by 50.0% from Ps. 0.2 million (Ps. 0.1 million of which are allocated to the Shopping centers segment and Ps. 0.1 million to the Offices and others segment) during the fiscal year ended on June 30, 2013 to Ps. 0.3 million (Ps. 0.2 million of which are allocated to the Shopping centers segment and Ps. 0.1 million to the Offices and others segment) during the fiscal year ended on June 30, 2014.

Therefore, pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations, administrative expenses increased by 49.5% from Ps. 68.1 million during the fiscal year ended on June 30, 2013 to Ps. 101.8 million for the fiscal year ended on June 30, 2014. These increases were mainly attributable to an Ps. 33.8 million increase in administrative expenses of our Shopping Centers segment.

Total administrative expenses as a percentage of revenues, pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations showed a slight increase, from 4.1% during the fiscal year ended on June 30, 2013 to 4.7% during the fiscal year ended on June 30, 2014.

Shopping Centers. Shopping Centers administrative expenses increased by 50.1%, from Ps. 67.6 million during the fiscal year ended on June 30, 2013 to Ps. 101.5 million during fiscal year ended on June 30, 2014 mainly due to: (i) an increase in salaries and social security contributions of Ps. 13.3 million; (ii) an increase in Directors’ fees of Ps. 11.3 million; and (iii) an increase of Ps. 5.3 million in fees and compensation from services. Administrative expenses associated to the Shopping Centers segment as a percentage of this segment’s revenues increased from 4.2% for the fiscal year ended on June 30, 2013 to 5.0% for the fiscal year ended on June 30, 2014.

Selling expenses

	Fiscal Year ended June 30, 2014
Selling Expenses	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(72.7)	(0.7)	-	(73.4)
Offices and other	(0.4)	(0.4)	-	(0.8)
Sales and Developments	(3.9)	-	-	(3.9)
Financial operations and others	0.1	-	-	0.1
Total selling expenses	(76.9)	(1.1)	-	(78.0)

	Fiscal Year ended June 30, 2013
Selling Expenses	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers properties	(58.2)	(0.7)	-	(58.9)
Offices and other	(0.5)	(0.4)	-	(0.9)
Sales and Developments	(0.6)	-	-	(0.6)
Financial operations and others	(1.6)	-	-	(1.6)
Total selling expenses	(60.8)	(1.2)	-	(62.0)

Total consolidated selling expenses increased by 26.5%, from Ps. 60.8 million during the fiscal year ended on June 30, 2013 to Ps. 76.9 million during the fiscal year ended on June 30, 2014. Total consolidated selling expenses as a percentage of total consolidated revenues remained stable changing from 3.7% for the fiscal year ended on June 30, 2013 to 3.6% during the fiscal year ended on June 30, 2014.

Selling expenses from our joint ventures decrease from Ps. 1.2 million during the fiscal year ended on June 30, 2013, to Ps. 1.1 million for the fiscal year ended on June 30, 2014, (Ps. 0.7 million of which are allocated to the Shopping centers segment and Ps. 0.4 million to the Offices and others segment).

Therefore, pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations, selling expenses increased by 25.8% from Ps. 62.0 million during the fiscal year ended on June 30, 2013 to Ps. 78.0 million for the fiscal year ended on June 30, 2014. These increases were mainly attributable to: (i) an Ps. 14.5 million increase in selling expenses of the Shopping Centers segment and (ii) an Ps. 3.3 million increase in selling expenses from the Sales and developments segment, partially offset by (a) lower selling expenses for Ps. 1.7 million from the Financial operations and others segment, and (b) lower selling expenses for Ps. 0.1 million from the Offices and others segment.

Total selling expenses as a percentage of total revenues, pursuant to information by segments and in view of the results from our joint ventures and inter-segment eliminations, showed no changes and remained at 3.7% during the years ended on June 30, 2013 and 2014.

Shopping Centers. Selling expenses from the Shopping Centers segment rose by 24.6%, up from Ps. 58.9 million during the fiscal year ended on June 30, 2013 to Ps. 73.4 million during the fiscal year ended on June 30, 2014, mainly on account of: (i) an increase in taxes, rates and contributions of Ps. 10.2 million; (ii) an increase of Ps. 5.2 million in advertising and other selling expenses; and (iii) an increase of Ps. 2.7 million in remuneration, social security and other personnel expenses; partially offset by a decrease of Ps. 4.1 million in loan losses charges. Selling expenses measured as a percentage of the Shopping Centers segment’s revenues remained at 3.6% during the fiscal years ended on June 30, 2013 and 2014.

Offices and others. Selling expenses from the Offices and others segment declined slightly from Ps. 0.9 million during the fiscal year ended June 30, 2013 to Ps. 0.8 million during the fiscal year ended June 30, 2014. This variation is mainly due to a Ps. 0.2 million increase in gross revenue tax, offset by a Ps. 0.3 million decrease in loan loss charges. Selling expenses from the Offices and others segment, measured as a percentage of such segment’s revenues decreased from 3.5% during the fiscal year ended on June 30, 2013 to 2.2% during the fiscal year ended on June 30, 2014.

Sales and Developments. Selling expenses from the Sales and Developments segment experienced a Ps. 3.3 million increase from Ps. 0.6 million during the fiscal year ended June 30, 2013 to Ps. 3.9 million during the fiscal year ended on June 30, 2014. This variation owes, mainly, to (i) a Ps. 1.6 million increase in gross revenue tax and higher commissions and fees related to the units sold during the fiscal year in the amount of Ps. 1.4 million. Selling expenses from the Sales and Developments segment, as a percentage of this segment’s revenues, decreased from 14.0% during the fiscal year ended on June 30, 2013 to 7.5% during the fiscal year ended on June 30, 2014.

Financial operations and others. Selling expenses from the Financial operations and others segment decreased by Ps. 1.7 million, from a loss of Ps. 1.6 million during the fiscal year ended on June 30, 2013 to income of Ps. 0.1 million during the fiscal year ended on June 30, 2014, mainly due to a recovery of loan loss charges related the residual activity carried out by Apsamedia (successor to Metroshop; currently merged with us).

Other operating income (loss), net

	Fiscal year ended June 30, 2014
Other operating income (loss), net	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(40.8)	(3.0)	0.1	(43.7)
Offices and other	-	-	-	-
Sales and Developments	13.4	-	-	13.4
Financial operations and others	0.1	-	-	0.1
Total other operating income (loss), net	(27.4)	(3.0)	0.1	(30.3)

	Fiscal year ended June 30, 2013
Other operating income (loss), net	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(40.0)	(1.9)	0.1	(41.7)
Offices and other	-	-	-	-
Sales and Developments	-	-	-	-
Financial operations and others	2.4	-	-	2.4
Total other operating income (loss), net	(37.6)	(1.9)	0.1	(39.3)

The total consolidated income (loss) from Other operating income (loss), net recorded a 27.1% decrease, from an Ps. 37.6 million loss during the fiscal year ended on June 30, 2013 to an Ps. 27.4 million loss during the fiscal year ended on June 30, 2014. Total consolidated other operating income (loss), net, measured as a percentage of total consolidated revenues decreased slightly from 2.3% during the fiscal year ended on June 30, 2013 to 1.3% during the fiscal year ended on June 30, 2014.

Other operating income (loss), net from our joint ventures increased by Ps. 1.2 million from a loss of Ps. 1.9 million (wholly allocated to the Shopping Centers segment) during the year ended on June 30, 2013 to a loss of Ps. 3.0 million (Ps. 2.9 million of which are allocated to the Shopping Centers segment and Ps. 0.1 million to the Office and others segment) during the year ended on June 30, 2014.

Therefore, pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations, the loss from Other operating income (loss), net decreased by 22.9% from Ps. 39.3 million for the year ended on June 30, 2013 to Ps. 30.3 million for the fiscal year ended on June 30, 2014. These decreases were mainly attributable to: (i) an income of Ps. 13.4 million from the Sales and Developments segment; partially offset by (ii) a lower income of Ps. 2.3 million from the Financial operations and others segment and (iii) an increase in the loss of Ps. 2.0 million in Other operating income (loss), net from the Shopping Centers segment (out of which Ps. 1.1 million resulted from the change in the charge from our joint ventures).

Total other operating income (loss), net, as a percentage of total revenues pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations, decreased from 2.4% during the fiscal year ended on June 30, 2013 to 1.4% during the fiscal year ended on June 30, 2014.

Shopping Centers. Other non-operating income (loss), net from the Shopping Centers segment increased by 4.8%, from Ps. 41.7 million during the fiscal year ended on June 30, 2013 to Ps. 43.7 million during the fiscal year ended on June 30, 2014, mainly due to: (i) an increase in the charges for lawsuits and contingencies of Ps. 1.8 million and (ii) an increase in donations made of Ps. 0.6 million, partially offset by a decrease in project analysis and evaluation expenses of Ps. 0.3 million. Other non-operating income (loss), net, measured as a percentage of the Shopping Centers segment’s revenues decreased from 2.6% during the fiscal year ended on June 30, 2013 to 2.1% during the fiscal year ended on June 30, 2014.

Financial operations and others. The income from Other non-operating income (loss), net from the Financial operations and others segment decreased by 95.8% from Ps. 2.4 million income during the fiscal year ended on June 30, 2013 to Ps. 0.1 million income during the fiscal year ended on June 30, 2014, mainly due to a recovery of charges for lawsuits and contingencies of Ps. 1.9 million in the fiscal year ended on June 30, 2013.

Sales and Developments. The income from Other non-operating income (loss), net from the Sales and Developments segment increased by 100%, due to the income from the sale of the parcel to be used for construction of a hotel in the Neuquén plot of land (Ps. 13.4 million).

Operating income (loss)

As a result of the factors described above, total consolidated Operating income (loss) rose by 31.8%, up from Ps. 721.7 million during the fiscal year ended on June 30, 2013 to Ps. 951.4 million during the fiscal year ended on June 30, 2014. Total consolidated Operating income (loss) as a percentage of total consolidated revenues increased from 44.1% during the fiscal year ended on June 30, 2013 to 45.0% during the fiscal year ended on June 30, 2014.

Operating income (loss) from our joint ventures increased by Ps. 1.8 million from Ps. 3.9 million (Ps. 2.2 million of which are allocated to the Shopping Centers segment and Ps. 1.7 million to the Office and others segment) during the year ended on June 30, 2013 to Ps. 5.7 million (Ps. 2.6 million of which are allocated to the Shopping Centers segment and Ps. 3.1 million to the Office and others segment) during the year ended June 30, 2014.

Therefore, pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations, the operating income increased by 31.9% from Ps. 725.5 million for the year ended on June 30, 2013 to Ps. 957.1 million for the fiscal year ended June 30, 2014. This increase was mainly due to (i) an Ps. 175.4 million increase in the Operating result from the Shopping Centers segment; (ii) an Ps. 50.4 million increase in the Operating result from our Sales and developments segment and (iii) higher results from the Offices and others segment of Ps. 6.2 million, partially offset by a Ps. 0.5 million decrease in the Financial operations and others segment.

Total operating income (loss), as a percentage of total revenues, pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations, increased from 43.8% during the fiscal year ended on June 30, 2013 to 44.8% during the fiscal year ended on June 30, 2014.

Shopping Centers. Operating result from the Shopping Centers segment increased by 24.6%, up from Ps. 713.8 million in income for the fiscal year ended on June 30, 2013 to Ps. 889.2 million in income during the fiscal year ended on June 30, 2014. Operating result from the Shopping Centers segment, measured as a percentage of this segment’s revenues decreased slightly from 43.9% during the fiscal year ended on June 30, 2013 to 43.4% during the fiscal year ended on June 30, 2014.

Offices and others. Operating result from the Offices and others segment rose by 59.0%, up from Ps. 10.5 million in income for the fiscal year ended on June 30, 2013 to Ps. 16.7 million income during the fiscal year ended on June 30, 2014. Operating result from the Offices and others segment, as a percentage of this segment’s revenues, increased from 40.7% during the fiscal year ended on June 30, 2013 to 46.8% during the fiscal year ended on June 30, 2014.

Sales and Developments. Operating result from our Sales and Developments segment increased by Ps. 50.4 million, from Ps. 0.4 million during the fiscal year ended on June 30, 2013 to Ps. 50.8 million income during the fiscal year ended on June 30, 2014. Operating result from the Sales and Developments segment, measured as a percentage of this segment’s revenues, increased from 9.3% during the fiscal year ended on June 30, 2013 to 97.9% during the fiscal year ended on June 30, 2014.

Financial operations and others. Operating result from the Financial operations and others segment dropped by 62.5%, from Ps. 0.8 million during the fiscal year ended on June 30, 2013 to Ps. 0.3 million during the fiscal year ended on June 30, 2014. Operating result from the Financial operations and others segment, measured as a percentage of this segment’s revenues, decreased from 66.7% during the fiscal year ended on June 30, 2013 to 50.0% during the fiscal year ended on June 30, 2014.

Share of profit/(loss) of associates and joint ventures

The share of profit(loss) of associates and joint ventures changed by Ps. 12.8 million, from a loss of Ps. 0.7 million during the fiscal year ended June 30, 2013 to a loss of Ps. 13.5 million.

Such change was due to a negative variation of Ps. 21.0 million generated by the income(loss) of our associates -Tashop and Avenida Inc. (allocated to the Financial Operations and others segment); which was partially offset by a positive variation in our joint ventures Quality Invest, NPSF, EHSA and Entretenimiento Universal S.A., which generated a positive variation of Ps. 8.2 million (Ps. 2.2 million of which were allocated to the Shopping Centers segment and Ps. 6.0 million to our Offices and other segment).

Financial results, net

Financial results, net, increased by 57.2%, from an Ps. 191.3 million loss during the fiscal year ended on June 30, 2013 to a Ps. 300.7 million loss during the fiscal year ended on June 30, 2014.

Financial revenues rose by 126.2%, from Ps. 55.0 million in income during the fiscal year ended on June 30, 2013 to Ps. 124.5 million income during the fiscal year ended on June 30, 2014. This variation is mainly due to: (i) an increase of Ps. 23.7 million in interest income, mainly resulting from placement of funds and related party interest and (ii) an Ps. 45.7 million increase in income from foreign exchange.

Financial expenses increased by 113.4%, from Ps. 234.3 million during the fiscal year ended on June 30, 2013 to an Ps. 499.9 million during the fiscal year ended on June 30, 2014. This variation is mainly due to: (i) an increase of Ps. 217.5 million in loss from foreign exchange as a result of the evolution of the US dollar seller exchange rate, which impacts on US dollar-denominated indebtedness (the U.S. dollar exchange rate increased by 50.9% during this fiscal year, from Ps. 5.388 per U.S. dollar as of June 30, 2013 to Ps. 8.133 per U.S. dollar as of June 30, 2014, while in the previous fiscal year, it had risen by 19.0%, from Ps. 4.527 per U.S. dollar as of June 30, 2012 to Ps. 5.388 per U.S. dollar as of June 30, 2013; (ii) an increase of Ps. 59.1 million in interest expenses, mainly originated in bank overdrafts (Ps. 21.0 million), syndicated loans (Ps. 18.4 million) and notes (Ps. 12.1 million), among other items, partially offset by an increase in recovery from capitalized financial expenses of Ps. 12.1 million.

Other financial results increased by Ps. 86.8 million, from Ps. 12.1 million loss during the fiscal year ended on June 30, 2013 to Ps. 74.7 million income during the fiscal year ended on June 30, 2014, mainly due to the valuation at fair value of: (i) shares and other financial assets (Ps. 61.3 million) and (ii) future currency exchange derivatives (Ps. 15.5 million), in addition to the lower loss recorded from repurchase of notes (Ps. 10.0 million) in the course of fiscal year 2013.

Income before income tax

As a result of the factors described, Income before income tax rose by 20.3%, from Ps. 529.7 million income during the fiscal year ended on June 30, 2013 to Ps. 637.2 million income during the fiscal year ended on June 30, 2014.

Income tax

The Income tax charge increased by 26.9%, from an Ps. 178.7 million loss during the fiscal year ended on June 30, 2013 to an Ps. 226.7 million loss during the fiscal year ended on June 30, 2014, mainly due to a change in the income before income tax at the prevailing tax rate. It should be considered that the Income tax charge was assessed by application of the deferred tax method, recognizing the temporary differences between the book value and the valuation for tax purposes of assets and liabilities and the application of tax loss carryforwards. Thus, the amount shown as Income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

Net income

As a result of the factors described above, the result for the year rose by 17.0%, from Ps. 351.0 million income during the fiscal year ended on June 30, 2013 to Ps. 410.5 million income during the fiscal year ended on June 30, 2014. Income attributable to the controlling company’s shareholders increased by 14.2%, from Ps. 330.1 million income during fiscal year ended on June 30, 2013 to Ps. 377.0 million income during fiscal year ended on June 30, 2014. Income attributable to the non-controlling interest increased by 60.3%, from Ps. 20.9 million income during fiscal year ended June 30, 2013 to Ps. 33.5 million during fiscal year ended June 30, 2014.

Results of Operations for the fiscal years ended June 30, 2013 and 2012

Revenues

	Fiscal Year ended June 30, 2013
Revenues	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	1,613.3	11.7	-	1,625.0
Offices and others	18.7	7.1	-	25.8
Sales and Developments	4.3	-	-	4.3
Financial Operations and others	1.2	-	-	1.2
Total revenues	1,637.4	18.8	-	1,656.3

	Fiscal Year ended June 30, 2012
Revenues	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	1,317.8	3.8	-	1,321.6
Offices and others	12.7	2.1	-	14.8
Sales and Developments	32.2	-	-	32.2
Financial Operations and others	4.8	-	-	4.8
Total revenues	1,367.4	5.9	-	1,373.4

Total consolidated revenues rose by 19.7%, up from Ps. 1,367.4 million during the fiscal year ended on June 30, 2012 to Ps. 1,637.4 million during the fiscal year ended on June 30, 2013.

Revenues from our joint ventures resulted in an Ps. 12.9 million increase from Ps. 5.9 million (Ps. 3.8 million of which are allocated to the Shopping Centers segment and Ps. 2.1 million to the Office and others segment) during the year ended June 30, 2012 to Ps. 18.8 million (Ps. 11.7 million of which are allocated to the Shopping Centers segment and Ps. 7.1 million to the Office and others segment) during the year ended on June 30, 2013.

Therefore, pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations, revenues increased by 20.6%, up from Ps. 1,373.4 million during the fiscal year ended on June 30, 2012 to Ps. 1,656.3 million during the fiscal year ended on June 30, 2013. It was mainly attributable to: (i) an Ps. 303.4 million increase in the revenues of the Shopping Centers segment, and (ii) an Ps. 11.0 million increase in the Offices and others segment, partially offset by a decrease of (a) Ps. 27.9 million in revenues from the Sales and developments segment and (b) Ps. 3.6 million in the revenues of the Financial operations and others segment.

Shopping Centers. Revenues from the Shopping Centers segment rose by 23.0%, up from Ps. 1,321.6 million during the fiscal year ended on June 30, 2012 to Ps. 1,625.0 million during the fiscal year ended on June 30, 2013. The reason for this increase mainly lies in: (i) an Ps. 167.7 million increase in the revenues from variable and fixed leases as a result of a 24.6% increase in the total sales of our tenants, up from Ps. 9,898.8 million during the fiscal year ended on June 30, 2012 to Ps. 12,336.6 million in the fiscal year ended on June 30, 2013, and (ii) an Ps. 98.5 million increase in revenues from expenses and collective promotion funds.

Offices and others. Revenues from the Offices and others segment had a 74.3% increase, from Ps. 14.8 million during the fiscal year ended on June 30, 2012 to Ps. 25.8 million during the fiscal year ended on June 30, 2013. This variation arises from the increase in revenues from office leases at Dot building and the incorporation of revenues from leases at predio San Martín.

Sales and Developments. Revenues from the Sales and Developments segment recorded an 86.6% decrease, from Ps. 32.2 million during the fiscal year ended on June 30, 2012 to Ps. 4.3 million during the fiscal year ended on June 30, 2013. This decrease was mainly originated by the sale of four parcels of Rosario plot of land during the previous fiscal year.

Financial operations and others. Revenues from the Financial operations and others segment recorded a 75.0% decrease, from Ps. 4.8 million during the fiscal year ended on June 30, 2012 to Ps. 1.2 million during the fiscal year on June 30, 2013 due to the gradual decline in Consumer residual financing activities carried out by Apsamedia (successor to Metroshop; currently merged with us).

Costs
	Fiscal Year ended June 30, 2013
Costs	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(736.2)	(6.8)	-	(743.0)
Offices and others	(9.3)	(4.8)	-	(14.1)
Sales and Developments	(3.5)	-	-	(3.5)
Financial operations and others	(0.9)	-	-	(0.9)
Total costs	(749.9)	(11.7)	-	(761.5)

	Fiscal Year ended June 30, 2012
Costs	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(599.7)	(3.0)	-	(602.7)
Offices and others	(7.3)	(0.3)	-	(7.6)
Sales and Developments	(10.6)	-	-	(10.6)
Financial operations and others	(1.7)	-	-	(1.7)
Total costs	(619.3)	(3.3)	-	(622.6)

Total consolidated costs experienced an increase of 21.1% from Ps. 619.3 million during the fiscal year ended on June 30, 2012 to Ps. 749.9 million during the fiscal year ended on June 30, 2013. Total consolidated costs as a percentage of total consolidated revenues showed a slight increase from 45.3% for the fiscal year ended on June 30, 2012 to 45.8% during the fiscal year ended on June 30, 2013.

Following the trend, our joint ventures increased by Ps. 8.3 million in this line from Ps. 3.3 million (Ps. 3.0 million of which was allocated to the Shopping Centers segment and Ps. 0.3 million to the Office and others segment) during the year ended on June 30, 2012 to Ps. 11.7 million (Ps. 6.9 million of which are allocated to the Shopping Centers segment and Ps. 4.8 million to the Office and others segment) during the year ended on June 30, 2013.

Therefore, pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations, total costs experienced an increase of 22.3% from Ps. 622.6 million during the fiscal year ended on June 30, 2012 to Ps. 761.5 million during the fiscal year ended on June 30, 2013. This variation was mainly due to: (i) a Ps. 140.3 million increase in the costs of the Shopping Centers properties segment and (ii) a Ps. 6.5 million increase of the Offices and others segment, partially offset by (a) a Ps. 7.1 million decrease in the costs of the Sales and Development segment and (b) a Ps. 0.8 million decrease in the costs of the Financial operations and others segment.

Total costs as a percentage of revenues, pursuant to the information by segments and taking into account the results from our joint ventures and inter-segment eliminations, increased from 45.3% during the fiscal year ended on June 30, 2012 to 46.0% during the fiscal year ended on June 30, 2013, as consequence of a 22.3% increase in costs against a 20.6% increase in revenues in this fiscal year.

Shopping Centers. The costs of the Shopping Centers segment increased by 23.3%, from Ps. 602.7 million during the fiscal year ended on June 30, 2012 to Ps. 743.0 million during the fiscal year ended June 30, 2013. This increase was mainly attributable to: (i) an increase in salaries, social security and other personnel expenses of Ps. 53.8 million; (ii) an increase in maintenance, security, cleaning and repairs and related expenses of Ps. 27.7 million; (iii) an increase in amortization and depreciation of Ps. 15.7 million; (iv) an increase in advertising and other selling expenses of Ps. 13.8 million; (v) an increase in taxes, rates and contributions of Ps. 11.3 million; and (vi) an increase in fees payments for services of Ps. 7.0 million.

Offices and others. The costs of the Offices and others segment increased 85.5%, from Ps. 7.6 million during the fiscal year ended on June 30, 2012 to Ps. 14.1 million during the fiscal year ended on June 30, 2013. This variation was mainly originated by the increase of costs of leases and services of Dot office building and the incorporation of leases costs of predio San Martín.

Sales and Developments. The costs of the Sales and Developments segment experienced a 67.0% reduction, from Ps. 10.6 million during the fiscal year ended on June 30, 2012 to Ps. 3.5 million during the fiscal year ended on June 30, 2013. This decrease is mainly originated by the sale of four parcels of Rosario plot of land during the previous fiscal year.

Financial operations and others. The cost of the Financial operations and others segment shrank by 47.1%, down from Ps. 1.7 million during the fiscal year ended on June 30, 2012 to Ps. 0.9 million during the fiscal year ended on June 30, 2013. The reason for its decrease mainly lies in the gradual decline of the Consumer residual financing activities carried out by Apsamedia (successor to Metroshop; currently merged with us).

Gross profit

As a consequence of the above-mentioned events, total gross profit increased by 18.6% from Ps. 748.2 million during the year ended June 30, 2012 to Ps. 887.5 million during the year ended June 30, 2013. Total consolidated gross profit as a percentage of total consolidated revenues showed no significant changes, going from 54.7% in the fiscal year ended on June 30, 2012 to 54.2% in the fiscal year ended on June 30, 2013.

Gross profit from our joint ventures increased by 176.9%, from Ps. 2.6 million (Ps. 0.8 million of which are allocated to the Shopping centers segment and Ps. 1.8 million to the Offices and others segment) during the fiscal year ended on June 30, 2012 to Ps. 7.2 million (Ps. 4.9 million of which are allocated to the Shopping centers segment and Ps. 2.3 million to the Offices and others segment) during the fiscal year ended on June 30, 2013.

Total gross profit, pursuant to the information by segments, in view of the results from our joint ventures and inter-segment eliminations, increased by 19.2% from Ps. 750.8 million during the fiscal year ended on June 30, 2012 to Ps. 894.7 million during the fiscal year ended on June 30, 2013.

Total gross profit, considered as a percentage of revenues, pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations, did not show significant changes, going from 54.7% during the fiscal year ended on June 30, 2012 to 54.0% during the fiscal year ended on June 30, 2013.

Shopping Centers. Gross profit from the Shopping Centers segment rose by 22.7%, up from Ps. 718.9 million for the fiscal year ended on June 30, 2012 to Ps. 882.0 million during the fiscal year ended on June 30, 2013, mainly as a result of a 24.6% increase in the total sales of our tenants, which rose from Ps. 9,898.8 million in the fiscal year ended on June 30, 2012 to Ps. 12,336.6 million in the fiscal year ended on June 30, 2013, which resulted in higher percentage leases. Gross profit from the Shopping Centers segment as a percentage of revenues for this segment decreased from 54.4% during the fiscal year ended on June 30, 2012 to 54.3% during the fiscal year ended on June 30, 2013, mainly as a result of a 23.0% increase in the revenues of this segment against the 23.3% increase in costs in this fiscal year.

Offices and others. Gross profit from the Offices and others segment increased by 62.5%, from Ps. 7.1 million during the fiscal year ended on June 30, 2012 to Ps. 11.6 million during the fiscal year ended on June 30, 2013. Gross profit from the Offices and others segment as a percentage of this segment’s revenues decreased from 48.6% during the fiscal year ended on June 30, 2012 to 45.3% during the fiscal year ended on June 30, 2013, mainly attributable to a 74.3% increase in this segment’s revenues against an 85.5% increase in costs in this fiscal year.

Sales and Developments. Gross profit from the Sales and Developments segment experienced a 96.3% decrease, from Ps. 21.6 million during the fiscal year ended on June 30, 2012 to Ps. 0.8 million during the fiscal year ended on June 30, 2013. This decrease mainly originated in the sale of four parcels of Rosario plot of land in the previous fiscal year. Gross profit from the Sales and Developments segment, as a percentage of this segment’s revenues, decreased from 67.1% during the fiscal year ended on June 30, 2012 to 18.6% during the fiscal year ended on June 30, 2013, mainly due to the sales referred to above and associates costs realized in the previous fiscal year.

Financial operations and others. Gross profit from the Financial operations and others segment decreased 90.3% from Ps. 3.1 million during the fiscal year ended on June 30, 2012 to Ps. 0.3 million during the fiscal year ended on June 30, 2013. The segment’s gross profit as a percentage of revenues decreased from 64.6% during the fiscal year ended on June 30, 2012 to 25.0% during the fiscal year ended on June 30, 2013. This variation is mainly due to a 75.0% decrease in revenues against a 47.1% decrease in this segment’s costs.

Income from sale of investment properties

The income from sale of investment properties increased by 100.0%, reaching a income Ps. 0.2 million during the fiscal year ended on June 30, 2013, as a result of the sale of the property located at Anchorena 559 during the fiscal year ended on June 30, 2013, the net income from which was Ps. 0.2 million compared to the previous year during which there were no sales of investment properties.

Administrative expenses

	Fiscal Year ended June 30, 2013
Administrative Expenses	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(67.5)	(0.1)	-	(67.6)
Offices and other	-	(0.1)	(0.1)	(0.2)
Sales and Developments	-	-	-	-
Financial operations and others	(0.3)	-	-	(0.3)
Total Administrative expenses	(67.7)	(0.2)	(0.1)	(68.1)

	Fiscal Year ended June 30, 2012
Administrative Expenses	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(57.9)	(0.4)	-	(58.3)
Offices and other	0.1	(0.1)	-	-
Sales and Developments	(0.1)	-	-	(0.1)
Financial operations and others	(0.3)	-	-	(0.3)
Total Administrative expenses	(58.2)	(0.5)	-	(58.7)

Total consolidated administrative expenses increased by 16.5%, from Ps. 58.2 million during the fiscal year ended June 30, 2012 to Ps. 67.7 million during the fiscal year ended June 30, 2013. Total consolidated administrative expenses as a percentage of total consolidated revenues showed a slight decrease from 4.3% for the fiscal year ended June 30, 2012 to 4.1% during the fiscal year ended on June 30, 2013.

Administrative expenses from our joint ventures decreased by 60% from Ps. 0.5 million (Ps. 0.4 million of which are allocated to the Shopping Centers segment and Ps. 0.1 million to the Office and others segment) during the year ended June 30, 2012 to Ps. 0.2 million (Ps. 0.1 million of which are allocated to the Shopping Center segment and Ps. 0.1 million to the Office and others segment) during the year ended June 30, 2013.

Therefore, pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations, administrative expenses increased by 16.0%, from Ps. 58.7 million during the fiscal year ended June 30, 2012 to Ps. 68.1 million during the fiscal year ended June 30, 2013. This variation is mainly explained by a Ps. 9.3 million increase in expenses at the Shopping Centers segment.

Total administrative expenses as a percentage of revenues, pursuant to the information by segments and taking into account the results from our joint ventures and inter-segment eliminations, showed a slight decrease, from 4.3% during the fiscal year ended on June 30, 2012 to 4.1% during the fiscal year ended on June 30, 2013.

Shopping Centers. Shopping Centers administrative expenses increased by 16.0%, from Ps. 58.3 million during fiscal year 2012 to Ps. 67.6 million during fiscal year 2013 mainly due to: (i) an increase in Directors’ fees of Ps. 7.0 million; (ii) an increase in salaries, social security contributions of Ps. 1.5 million; and (iii) an increase of Ps. 0.3 million in fees and payments for services. Administrative expenses associated with our Shopping Centers segment as a percentage of this segment’s revenues decreased from 4.4% for the fiscal year ended June 30, 2012 to 4.2% for the fiscal year ended June 30, 2013.

Selling expenses

	Fiscal Year ended June 30, 2013
Selling Expenses	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(58.2)	(0.7)	-	(58.9)
Offices and other	(0.5)	(0.4)	-	(0.9)
Sales and Developments	(0.6)	-	-	(0.6)
Financial operations and others	(1.6)	-	-	(1.6)
Total selling expenses	(60.8)	(1.2)	-	(62.0)

	Fiscal Year ended June 30, 2012
Selling Expenses	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(43.5)	(0.7)	-	(44.2)
Offices and other	(0.5)	-	-	(0.5)
Sales and Developments	(1.6)	-	-	(1.6)
Financial operations and others	2.2	-	-	2.2
Total selling expenses	(43.4)	(0.7)	-	(44.1)

Total consolidated selling expenses increased by 40.3%, from Ps. 43.4 million during the fiscal year ended June 30, 2012 to Ps. 60.8 million during the fiscal year ended June 30, 2013. Total consolidated selling expenses as a percentage of total consolidated revenues did not show significant changes in both years and increased slightly from 3.2% during the fiscal year ended June 30, 2012 to 3.7% during the fiscal year ended on June 30, 2013.

Selling expenses from our joint ventures increased by 57.1% from Ps. 0.7 million (which are allocated to the Shopping Center segment) during the year ended on June 30, 2012 to Ps. 1.2 million (Ps. 0.7 million of which are allocated to the Shopping Center segment and Ps. 0.4 million to the Office and others segment) during the fiscal year ended June 30, 2013.

Therefore, pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations, total selling expenses increased by 40.6%, from Ps. 44.1 million during the fiscal year ended on June 30, 2012 to Ps. 62.0 million during the fiscal year ended on June 30, 2013, mainly as a result of (i) a Ps. 14.7 million increase in the expenses from the Shopping Centers segment; (ii) a Ps. 0.4 million increase in the expenses from the Offices and others segment; and (iii) a Ps. 3.8 million increase in the expenses associated to the Financial operations and others segment; partly offset by a Ps. 1.0 million decrease in the Sales and Developments segment.

Total selling expenses as a percentage of total revenues, pursuant to the information by segments and taking into account the results from our joint ventures and inter-segment eliminations, did not show significant changes in both years and increased from 3.2% during the fiscal year ended on June 30, 2012 to 3.7% during the fiscal year ended on June 30, 2013.

Shopping Centers. Selling expenses from the Shopping Centers segment rose by 33.3%, up from Ps. 44.2 million during the fiscal year ended on June 30, 2012 to Ps. 58.9 million during the fiscal year ended on June 30, 2013, mainly on account of: (i) an increase in taxes, rates and contributions of Ps. 9.2 million; (ii) an increase of Ps. 4.4 million; and (iii) an increase of Ps. 2.0 million in advertising and other selling expenses. Selling expenses as a percentage of the Shopping Centers segment’s revenues increased from 3.3% during the fiscal year ended on June 30, 2012 to 3.6% in the fiscal year ended on June 30, 2013.

Offices and others. Selling expenses from the Offices and others segment rose by 80.0%, from Ps. 0.5 million during the fiscal year ended on June 30, 2012 to Ps. 0.9 million during the fiscal year ended on June 30, 2013. This variation is mainly due to: (i) a Ps. 2.0 million increase in gross revenue tax and (ii) a Ps. 0.2 million increase in loan loss charges. Selling expenses from the Offices and others segment as a percentage of this segment’s revenues rose from 3.4% during the fiscal year ended on June 30, 2012 to 3.5% during the fiscal year ended on June 30, 2013.

Sales and Developments. Selling expenses from the Sales and Developments segment experienced a 62.5% decrease, from Ps. 1.6 million during the fiscal year ended June 30, 2012 to Ps. 0.6 million during the fiscal year ended June 30, 2013. This variation owes, mainly, to an Ps. 1.0 million decrease in gross revenue tax during this fiscal year. Selling expenses from our Sales and Developments segment as a percentage of this segment’s revenues increased from 5.0% during the fiscal year ended June 30, 2012 to 14.0% during the fiscal year ended on June 30, 2013.

Financial operations and others. Selling expenses from the Financial operations and others segment rose by 172.7%, from Ps. 2.2 million income during the fiscal year ended on June 30, 2012 to a loss of Ps. 1.6 million during the fiscal year ended on June 30, 2013, mainly due to an Ps. 3.7 million increase in loan loss charges. Selling expenses from our Financial operations and others segment as a percentage of this segment’s revenues increased from 45.8% during the fiscal year ended on June 30, 2012 to 133.3% during the fiscal year ended on June 30, 2013.

Other operating income (loss), net

	Fiscal year ended June 30, 2013
Other operating income (loss), net	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(40.0)	(1.9)	0.1	(41.7)
Offices and other	-	-	-	-
Sales and Developments	-	-	-	-
Financial operations and others	2.4	-	-	2.4
Total other operating income (loss), net	(37.6)	(1.9)	0.1	(39.3)

	Fiscal year ended June 30, 2012
Other operating income (loss), net	Income Statement	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments
Shopping Centers	(21.5)	(0.1)	-	(21.6)
Offices and other	-	-	-	-
Sales and Developments	-	-	-	-
Financial operations and others	0.7	-	-	0.7
Total other operating income (loss), net	(20.8)	(0.1)	-	(20.9)

The total consolidated loss from Other operating income (loss), net recorded an increase of 81.3%, from Ps. 20.8 million during the fiscal year ended on June 30, 2012 to an Ps. 37.6 million during the fiscal year ended on June 30, 2013. Total consolidated other operating income (loss), net as a percentage of total consolidated revenues increased slightly from 1.5% during the fiscal year ended on June 30, 2012 to 2.3% during the fiscal year ended on June 30, 2013.

Other operating income (loss), net from our joint ventures increased by Ps. 1.8 million from a loss of Ps. 0.1 million (which are allocated to the Shopping Center segment) during the year ended on June 30, 2012 to a loss of Ps. 1.9 million (which are allocated to the Shopping Center segment) during the year ended on June 30, 2013.

Therefore, pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations, the account “Other operating income (loss), net” recorded an increase of 88.5%, from an Ps. 20.9 million loss during the fiscal year ended on June 30, 2012 to an Ps. 39.3 million loss during the fiscal year ended on June 30, 2013. This variation mainly lies in: (i) an Ps. 20.1 million increase in the negative result from the Shopping Centers segment and (ii) an Ps. 1.6 million increase in the positive result from the Financial operations and others segment.

Total other operating income (loss), net, as a percentage of total revenues, pursuant to the information by segments and taking into account the results from our joint ventures and inter-segment eliminations, increased slightly from 1.5% during the fiscal year ended on June 30, 2012 to 2.4% during the fiscal year ended on June 30, 2013.

Shopping Centers. Other non-operating income, net from the Shopping Centers segment increased by 93.1%, from Ps. 21.6 million during the fiscal year ended on June 30, 2012 to Ps. 41.7 million during the fiscal year ended on June 30, 2013, mainly due to: (i) an increase in donations made of Ps. 16.4 million; and (ii) an increase in the charges for lawsuits and contingencies of Ps. 8.2 million, partially offset by capital issuance expenses of Ps. 4.8 million incurred in the previous fiscal year. Other non-operating income, net as a percentage of the Shopping Centers segment’s revenues increased from 1.6% during the fiscal year ended on June 30, 2012 to 2.6% during the fiscal year ended on June 30, 2013.

Financial operations and others. Other non-operating income, net from the Financial operations and others segment increased 228.6% from Ps. 0.7 million income during the fiscal year ended on June 30, 2012 to Ps. 2.4 million income during the fiscal year ended on June 30, 2013. Other non-operating income, net of our Financial operations and others segment as a percentage of this segment’s revenues increased from 14.6% during the fiscal year ended on June 30, 2012 to 191.7% during the fiscal year ended on June 30, 2013.

Operating income

As a result of the factors described above, total consolidated Operating income rose by 15.3%, up from Ps. 625.8 million during the fiscal year ended on June 30, 2012 to Ps. 721.7 million during the fiscal year ended on June 30, 2013. Total consolidated Operating income as a percentage of total consolidated revenues decreased slightly from 45.8% during the fiscal year ended on June 30, 2012 to 44.1% during the fiscal year ended on June 30, 2013.

Operating income from our joint ventures experienced an Ps. 2.6 million increase from Ps. 1.3 million (out which a loss of Ps. 0.4 million is allocated to the Shopping Center segment and an income of Ps. 1.7 million is allocated to the Office and others segment) during the year ended June 30, 2012 to Ps. 3.9 million (out of which an income of Ps. 2.1 million is allocated to the Shopping Center segment and an income of Ps. 1.8 million is allocated to the Office and others segment) during the year ended June 30, 2013.

Therefore, pursuant to the information by segments and in view of the results from our joint ventures and inter-segment eliminations, total operating income rose by 15.7%, up from Ps. 627.1 million during the fiscal year ended on June 30, 2012 to Ps. 725.5 million during the fiscal year ended on June 30, 2013, mainly due to (i) a Ps. 119.0 million increase in the Operating result from the Shopping Centers segment; and (ii) a Ps. 3.8 million increase in the Operating result from the Offices and others segment, partially offset by (a) an Ps. 19.5 million decrease in the Sales and Developments segment and (b) an Ps. 4.9 million decrease in the Financial operations and others segment.

Total operating income as a percentage of total revenues, pursuant to the information by segments and taking into account the results from our joint ventures and inter-segment eliminations decreased from 45.7% during the fiscal year ended on June 30, 2012 to 43.8% during the fiscal year ended on June 30, 2013.

Shopping Centers. Operating result from the Shopping Centers segment increased by 20.0%, up from Ps. 594.8 million in income for the fiscal year ended on June 30, 2012 to Ps. 713.8 million in income during the fiscal year ended on June 30, 2013. Operating result from the Shopping Centers segment as a percentage of this segment’s revenues decreased from 45.0% during the fiscal year ended on June 30, 2012 to 43.9% during the fiscal year ended on June 30, 2013.

Offices and others. Operating result from the Offices and others segment rose by 58.2%, up from Ps. 6.7 million in income for the fiscal year ended on June 30, 2012 to Ps. 10.5 million income during the fiscal year ended on June 30, 2013. Operating result from the Offices and others segment as a percentage of this segment’s revenues decreased from 45.3% during the fiscal year ended on June 30, 2012 to 41.1% during the fiscal year ended on June 30, 2013.

Sales and Developments. Operating result from the Sales and Developments segment declined by 98.0%, from Ps. 19.9 million in income during the fiscal year ended on June 30, 2012 to Ps. 0.4 million income during the fiscal year ended on June 30, 2013. Operating result from our Sales and Developments segment as a percentage of this segment’s revenues decreased from 61.8% during the fiscal year ended on June 30, 2012 to 9.3% during the fiscal year ended on June 30, 2013.

Financial operations and others. Operating result from the Financial operations and others segment dropped by 87.7%, from Ps. 5.7 million during the fiscal year ended on June 30, 2012 to Ps. 0.8 million during the fiscal year ended on June 30, 2013. Operating result from our Financial operations and others segment as a percentage of this segment’s revenues decreased from 118.8% during the fiscal year ended on June 30, 2012 to 58.3% during the fiscal year ended on June 30, 2013.

Share of profit/(loss) of associates and joint ventures

The share of profit(loss) of associates and joint ventures decreased negatively by Ps. 4.4 million, from an income of Ps. 3.8 million during the fiscal year ended on June 30, 2012 to a loss of Ps. 0.6 million during the fiscal year ended on June 30, 2013.

Such change was due to a negative variation of Ps. 2.5 million generated by the income(loss) of our associate -Tashop- (allocated to the Financial Operations and others segment); in addition to a negative variation in our joint ventures -Quality Invest, EHSA and NPSF, which generated a positive variation of Ps. 1.9 million (Ps. 0.3 million income allocated to the Shopping Centers segment, reserved by a loss of Ps. 4.9 million allocated to our Offices and other segment).

Financial results, net

Financial results, net, increased by 83.1%, from an Ps. 104.5 million loss during the fiscal year ended on June 30, 2012 to Ps. 191.3 million loss during the fiscal year ended on June 30, 2013.

Financial revenues rose by 11.0%, from Ps. 49.6 million in income during the fiscal year ended on June 30, 2012 to Ps. 55.0 million income during the fiscal year ended on June 30, 2013. This variation is mainly due to: (i) an increase of Ps. 23.4 million in interest income, mainly due to investments in notes, default interest collected from tenants and interest on time deposits, partially offset by: (ii) an Ps. 16.0 million decrease in other financial income; and (iii) an Ps. 1.9 million decrease of income from foreign exchange.

Financial expenses increased by 49.8%, from an Ps. 156.4 million loss during the fiscal year ended on June 30, 2012 to an Ps. 234.3 million loss during the fiscal year ended on June 30, 2013. This variation is mainly due to: (i) an increase of Ps. 55.7 million in loss from foreign exchange as a result of the evolution of the US dollar seller exchange rate, which impacts on the notes issued in US dollars (the US dollar exchange rate increased 19.0% during the fiscal year, from Ps. 4.527 as of June 30, 2012 to Ps. 5.388 as of June 30, 2013, while in the previous fiscal year, it had risen by 10.1%, from 4.11 as of June 30, 2011 to Ps. 4.527 as of June 30, 2012); (ii) an increase of Ps. 22.4 million in interest expenses, mainly originated in syndicated loans and overdraft facilities obtained from different financial institutions, partially offset by a reduction in interest on notes and interest on tax debts; and (iii) an increase of Ps. 8.6 million in other financial expenses, mainly originated in the debit and credit tax and gross revenue tax, partially offset by an increase in capitalized financial expenses of Ps. 8.8 million.

Other financial results decreased by 621.7%, from an Ps. 2.3 million income during the fiscal year ended on June 30, 2012 to an Ps. 12.1 million loss during the fiscal year ended on June 30, 2013, mainly due to: (i) a negative result of Ps. 10.0 million from the repurchase of notes; and (ii) the valuation of certain financial assets at fair value.

Income before income tax

As a result of the factors described, Income before income tax rose slightly by 0.9%, from Ps. 525.1 million income during the fiscal year ended on June 30, 2012 to Ps. 529.7 million income during the fiscal year ended on June 30, 2013.

Income tax

The Income tax charge decreased slightly by 0.4%, from an Ps. 179.4 million loss during the fiscal year ended on June 30, 2012 to an Ps. 178.7 million loss during the fiscal year ended on June 30, 2013. The Income tax charge was assessed by application of the deferred tax method, recognizing the temporary differences between the book value and the valuation for tax purposes of assets and liabilities and the application of tax loss carryforwards. Thus, the amount shown as Income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

Net income

As a result of the factors described above, the result for the year rose by 1.6%, from Ps. 345.6 million income during the fiscal year ended on June 30, 2012 to Ps. 351.0 million income during the fiscal year ended on June 30, 2013. Income attributable to the controlling company’s shareholders decreased by 0.6%, from Ps. 332.0 million income during fiscal year 2012 to Ps. 330.1 million income during fiscal year 2013. Income attributable to the non-controlling interest increased by 54.0%, from Ps. 13.6 million income during fiscal year 2012 to Ps. 20.9 million during fiscal year 2013, mainly due to higher income from the companies in which we have a controlling majority interest.

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

•	cash generated from operations;

•	cash generated from the issuance of capital stock and notes; and

•	cash from borrowings (including bank overdrafts) and financing arrangements.

 Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	the acquisition of shopping centers;

•	the development of new shopping centers;

•	the improvement of existing shopping centers;

•	the development of properties for sale;

•	working capital needs; and

•	the maintenance of cash and other liquid assets to enable us to take advantage of the acquisition and development of investment opportunities as they arise.

            We believe our working capital and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or the sale of properties available for sale. For more information about our liquidity, see “Item 3 (d) Risk Factors”.

	Year ended June 30,
	2014	2013	2012
	(in millions of Ps.)
Net cash flow generated by operations	921,464	654,706	613,905
Net cash flow used in investment activities	(517,852)	(447,164)	(259,529)
Net cash flow used in financing activities	(516,906)	(90,789)	(400,192)
Net (decrease) increase in cash and cash equivalents	(113,294)	116,753	(45,816)

Cash Flow Information

Operating Activities

Fiscal Year 2014

Our operating activities generated net cash of Ps. 921.5 million for the fiscal year ended on June 30, 2014. The 40.8% increase compared to the year ended on June 30, 2013 or Ps. 266.8 million, was mainly due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 1,156.3 million, mainly comprised of (i) net income of Ps. 410.5 million; (ii) income tax expense of Ps. 226.7 million; (iii) amortization and depreciation expense of Ps. 121.0 million and (iv) financial results, net of Ps. 424.5 million. The reduction in operating cash resulting from an increase in trade and other receivables of Ps. 69.9 million and income tax paid of Ps. 240.4 million, was partially offset by an increase in trade and other payables of Ps. 40.7 million, in salaries and social security charges of Ps. 14.6 million and a decrease in properties for sale of Ps. 51.9 million.

Fiscal Year 2013

Our operating activities generated net cash of Ps. 654.7 million for the fiscal year ended on June 30, 2013. Net cash generated by operations during the fiscal year ended on June 30, 2013 increased 6.6%, or Ps. 40.8 million, from the fiscal year ended on June 30, 2012, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 903.7 million, mainly comprised of (i) net income of Ps. 351.0 million; (ii) income tax expense of Ps. 178.7 million; (iii) amortization and depreciation of Ps. 129.8 million; and (iv) financial results of Ps. 211.3 million. The reduction in operating cash resulting from an increase in trade and other receivables of Ps. 100.0 million and income tax paid of Ps. 240.5 million was partially offset by a decrease in trade and other payables of Ps. 90.5 million.

Fiscal Year 2012

Our operating activities generated net cash of Ps. 613.9 million for the fiscal year ended on June 30, 2012, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 734.1 million, mainly comprised of (i) net income of Ps. 345.6 million; (ii) income tax expense of Ps. 179.4 million; (iii) amortization and depreciation of Ps. 108.8 million; and (iv) financial results, net of Ps. 109.8 million partially offset by a gain from disposal of sales properties of Ps. 24.2 million. The reduction in operating cash resulting from an increase in trade and other receivables of Ps. 63.5 million and income tax paid of Ps. 156.8 million was partially offset by a decrease in trade and other payables of Ps. 73.4 million and a decrease in trading properties of Ps. 31.8 million.

Investment Activities

Fiscal Year 2014

Cash used in investing activities was Ps. 517.9 million for the fiscal year ended on June 30, 2014 primarily due to: (i) development of properties of Ps. 179.3 million, Ps. 99.9 million of which was used in the Arcos del Gourmet and Ps. 79.4 million in the Shopping Neuquén project; (ii) a decrease in financial assets, net of Ps. 10.8 million; (iii) loans granted to related parties of Ps. 268.5 million, mainly by us to Tyrus; (iv) improvements made to our shopping centers of Ps. 61.1 million; (v) advance payments to suppliers of Ps. 29.6 million; (vi) the acquisition of capital stock of Avenida Inc. and Avenida Compras S.A. of Ps. 13.0 million; (vii) the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities of Ps. 11.9 million; (viii) improvements made to our offices and other rental properties of Ps. 4.3 million; and (ix) the acquisition of land reserves of Ps. 0.1 million.

Fiscal Year 2013

Cash used in investing activities was Ps. 447.2 million for the fiscal year ended June 30, 2013. The increase in the net cash used in investment activities was primarily due to: (i) development of properties of Ps. 144.2 million, Ps. 117.9 million of which was used in the Arcos del Gourmet and Ps. 26.3 million in the Shopping Neuquén project; (ii) an increase in financial assets, net of Ps. 106.6 million; (iii) loans granted to the parent company of Ps. 60.4 million; (iv) improvements made to our shopping centers of Ps. 47.6 million; (v) capital contributions in joint ventures of Ps. 32.6 million; (vi) the acquisition of 50% of the capital stock of EHSA for Ps. 25.9 million; (vii) advance payments to suppliers of Ps. 15.8 million; (viii) the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities of Ps. 9.4 million; and (ix) improvements made to our offices and other rental properties of Ps. 5.7 million; and (x) the acquisition of land reserves of Ps. 1.8 million.

Fiscal Year 2012

Cash used in investing activities was Ps. 259.5 million for the fiscal year ended on June 30, 2012. The increase in the net cash used in investment activities was primarily due to: (i) an increase in financial assets, net of Ps. 45.9 million; (ii) the acquisition of 50% of the capital stock of Quality Invest of Ps. 43.1 million; (iii) the acquisition of land reserves of Ps. 40.1 million; (iv) loans granted to the parent company of Ps. 36.0 million; (v) improvements made to our shopping centers of Ps. 34.8 million; (vi) development of properties of Ps. 23.9 million; (vii) capital contributions in Quality Invest of Ps. 15.1 million; (viii) advance payments to suppliers of Ps. 9.4 million; (ix) the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities of Ps. 5.8 million; (x) the acquisition of additional NPSF’s common shares of Ps. 2.4 million; and (xi) improvements made to our office buildings and other rental properties of Ps. 2.4 million.

Financing Activities

Fiscal Year 2014

Cash used in financing activities was Ps. 516.9 million for the fiscal year ended on June 30, 2014, primarily due to: (i) payment of dividends of Ps. 405.9 million; (ii) repayment of borrowings of Ps. 348.2 million; (iii) interest paid of Ps. 141.0 million; and (iv) dividends paid to non-controlling interests of Ps. 7.4 million; partly offset by borrowings of Ps. 348.2 million and recovery from derivatives of Ps. 61.7 million.

Fiscal Year 2013

Cash used in financing activities was Ps. 90.8 million for the fiscal year ended on June 30, 2013, primarily due to: (i) payment of a cash dividend of Ps. 307.6 million; (ii) repayment of borrowings of Ps. 202.2 million; (iii) interest paid of Ps. 90.1 million; (iv) dividends paid to non-controlling interests of Ps. 7.9 million; (v) payment of seller financing of Arcos del Gourmet of Ps. 4.5 million; (vi) payment of seller financing of NPSF of Ps. 6.4 million; and (vii) payment of acquisition of non-controlling interest in Arcos del Gourmet of Ps. 1.7 million, partly offset by borrowings obtained of Ps. 524.4 million and capital contribution of non-controlling interests of Ps. 5.2 million.

Fiscal Year 2012

Cash used in financing activities was Ps. 400.2 million for the fiscal year ended on June 30, 2012, primarily due to: (i) payment of a cash dividend of Ps. 252.4 million; (ii) repayment of borrowings of Ps. 129.7 million; (iii) interest paid of Ps. 60.0 million; (iv) payment of acquisition of non-controlling interest in Arcos del Gourmet of Ps. 7.4 million; (v) dividends paid to non-controlling interests of Ps. 4.3 million; (vi) payment of seller financing of NPSF of Ps. 11.6 million; (vii) payment of seller financing of Arcos del Gourmet of Ps. 5.2 million; and (viii) payment of seller financing of Soleil Premium Outlet of Ps. 4.1 million, partly offset by borrowings obtained of Ps. 64.9 million, reimbursement of dividends of Ps. 6.9 million and capital contribution of non-controlling interests of Ps. 2.7 million.

Indebtedness

Our total consolidated debt outstanding as of June 30, 2014 was Ps. 1,525.3 million, 64.0% of which was denominated in US Dollars and the remaining 36.0% was denominated in Pesos.

The following table presents a breakdown of our indebtedness as of June 30, 2014 with a breakdown of its main components:

Indebtedness as June 30, 2014
	Currency (in thousands)	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	Average rate %(8)
Financial and Bank Loans
Series I Notes due 2017 (1) (2)	US$	8,968	(436)	880,238	-	-	888,770	7.875%
Banco Provincia de Buenos Aires loan(3)	Ps.	12,886	6,421	-	-	-	19,307	15.01%
Syndicated loans(4)	Ps.	101,339	74,964	-	-	-	176,303	15.13%
Bank overdrafts(5)	Ps.	347,410	-	-	-	-	347,410	-
Bank Loans(6)	Ps.	1,890	2,598	1,340	-	-	5,828	15.25%
Finance lease obligations	US$	1,545	426	425	-	-	2,396	7.50%
Total financial and bank loans		474,038	83,973	882,003	-	-	1,440,014
Seller financing - Soleil Premium Outlet goodwill(7)	US$	5,128	-	-	80,126	-	85,254	5.00%
Total debt financed by seller		5,128	-	-	80,126	-	85,254
Related parties	Ps.	71	-	-	-	-	71	21.181%
Total related parties		71	-	-	-	-	71
Total Debt		479,237	83,973	882,003	80,126	-	1,525,339

(1)	Includes interest, fees and expenses in connection with the issuance of debt to accrue.
(2)	Net of repurchased notes.
(3)
On December 12, 2012, we entered into a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal amortizes in 9 quarterly consecutive installments starting in December 2013. Additionally, on February 3, 2014, we subscribed a new loan in a principal amount of Ps. 20.0 million. As of the date of this annual report, the principal amount has been fully canceled.

(4)
On November 16, 2012, we entered into a syndicated loan in a principal amount of Ps. 118,000. Principal amortizes in 9 quarterly consecutive installments and accrues interest at rate of 15.01%. On June 12, 2013 we entered into a syndicated loan for Ps. 111,000. Principal amortizes in 9 quarterly consecutive installments and accrues interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario, one of our affiliates.

(5)	Granted by diverse financial institutions. They accrue interest rates ranging from 23% to 35% annually, and are due within a maximum term of 3 months from the closing date of each fiscal year.
(6)
On December 23, 2013, we subscribed a loan with Banco Citibank N.A. for a principal amount of Ps. 5.9 million. Principal will be repaid in nine quarterly consecutive installments starting in December 2014.

(7)
Seller financing Soleil Premium Outlet (investment property) = Mortgage financing for a principal amount of US$ 20.7 million with a fixed 5% interest rate due in June 2017. This financing agreement was prepaid in whole on August 22, 2014.

(8)	Average weighted rates.

Issuance of Notes

APSA Notes - Series I and Series II:

On May 11, 2007, we issued two new series of notes under our global note program. Series I consists of US$ 120 million notes bearing interest at a fixed annual rate of 7.875% payable semi-annually. These notes are due on May 11, 2017.

 Series II consisted of Ps. 154 million (equivalent to US$ 50 million) notes. On June 11, 2012 the last repayment and interest installment was paid.

Indebtedness

Arcos del Gourmet Syndicated Loan:

On November 16, 2012, we entered into a syndicated loan for an amount of Ps. 118 million, under the credit facility for production investment described in Communication “A” 5319 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.01%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to one year grace period and then it is payable in 9 consecutive quarterly installments.

Banco Provincia de Buenos Aires Loan:

On December 12, 2012 a loan was agreed upon with Banco de la Provincia de Buenos Aires for Ps. 29.0 million, under the credit facility for production investment described in Communication “A” 5319 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.01%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a 9 month grace period y then it will be repaid in 9 consecutive quarterly installments.

Neuquén Syndicated Loan:

On June 12, 2013, we entered into a syndicated loan for the amount of Ps. 111 million, under the credit facility for production investment described in Communication “A” 5380 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a one year grace period and then it will be repaid in 9 consecutive quarterly installments.

Citibank Loan:

On December 23, 2013, we entered into a loan agreement with the Citibank N.A. for an amount of Ps. 5.9 million, under the credit facility for production Investment described in Communication “A” 5449 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable quarterly and it is due 39 months after the disbursement date. Principal is subject to a one year grace period and then it will be repaid in 9 consecutive quarterly installments.

Soleil Debt:

On December 28, 2007, as a result of the purchase of the Soleil, an agreement was entered with INCSA for financing of a portion of the price in the amount of US$ 12.6 million. Such loan accrues interest at a fixed rate of 5%, payable on annual basis. Principal shall be repaid when due on June 30, 2017. This financing agreement was prepaid in whole on August 22, 2014.

Capital Expenditures

Fiscal Year 2014

During the fiscal year ended on June 30, 2014, we invested in capital expenditures for Ps. 285.7 million, out of which: (i) Ps. 179.3 million were used in development of properties, Ps. 99.9 million of which was used in the Arcos del Gourmet and Ps. 79.4 million in the Shopping Neuquén project; (ii) Ps. 29.6 million were used in advance payments for the acquisition of general investments; (iii) Ps. 61.1 million were related to improvements made to our shopping centers; (iv) 11.3 million were related to the acquisition of machinery, equipment, and furniture and fixtures, and other buildings and facilities; (v) Ps. 4.3 million were used in improvements made to our offices and other rental properties and (vi) Ps. 0.1 million are related to the acquisition of land reserves.

Fiscal Year 2013

During the fiscal year ended June 30, 2013, we invested Ps. 222.9 million in capital expenditures, mainly related to: (i) Ps. 144.2 million in the development of properties, corresponding Ps. 117.9 million to Arcos del Gourmet and Ps. 26.3 million to Shopping Neuquén project; (ii) Ps. 53.3 million in improvements to our Shopping centers; (iii) Ps. 15.8 million in advance payments in the acquisition of general investments; (iv) Ps. 7.8 million in the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities; and (v) Ps. 1.8 in the acquisition of land reserves.

Fiscal Year 2012

During the fiscal year ended June 30, 2012, we invested Ps. 116.4 million in capital expenditures, mainly due to: (i) Ps. 40.1 million related to the acquisition of land reserves, mainly the Luján plot of land; (ii) Ps. 34.8 million in improvements to our Shopping centers; (iii) Ps. 23.9 million in the development of properties, corresponding Ps. 18.4 million to Arcos del Gourmet and Ps. 5.5 million to Shopping Neuquén project; (iv) Ps. 9.4 million in advance payments for the acquisition of general investments; (v) Ps. 5.8 million in the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities; and (vi) Ps. 2.4 million related to improvements made to our offices and other rental properties.

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

D. Trend Information

Development and Perspectives of Shopping Centers in Argentina

International Outlook:

As reported by the IMF in its World Economic Outlook (“WEO”), global activity rebounded in 2013, growing 3%, and world growth is expected to reach 3.6% in 2014 and 3.9% in 2015. From 2014 to 2015, developed economies are expected to grow at rates around 2%, driven by the forecasted growth in the United States, of approximately 3%, and in the Euro Zone, with projected growth rates of around 1% for 2014-2015.

Emerging and developing economies have recorded growth rates similar to those seen last year, and they are expected to grow 4.9% and 5.3% by the end of 2014 and 2015. The recovery of developed economies should have a positive impact on trade, although it could be lessened by lower commodity prices.

During 2012 and 2013, the financial markets generally exhibited a significant pickup in contrast with their lower performance of 2011. The MSCI World index (representative of developed markets) showed strong recovery in 2012 and 2013, reaching 18% on average. In 2012, the MSCI Emerging Markets index recovered partially from its 2011 fall, although in 2013 yields were slightly negative again. The continued currency stimulation programs in the world, led mainly by the Federal Reserve of the United States of America, have underpinned most of the upsurge in the financial markets. MSCI World Index increased 2.6% in a year to date basis up to October 2014.

Argentine economy:

Argentine growth forecasts were revised down again as compared to those of last year. The IMF went from projecting 3.5% to 0.5% for 2014. This correction was mainly due to the mismatch in the balance of payment and the deterioration of the external financing conditions, due to the holdouts unresolved issue.

Consumption remained as the main driver of economic activity, as shopping center and supermarket sales grew at rates close to 43% year on year in nominal terms as of April 2014, favored by the increase in nominal salaries.

The unemployment rate was at 7.1% of the country’s economically active population which points to a year on year decrease of 0.8 percentage points. In turn, the employment rate has remained almost unaltered as compared to the past year, at 41.8%.

In turn, gross domestic fixed Investment continued to perform positively as in the past years and showed a year on year increase of 1.6%, locating it 23% of GDP.

Compared to the same period of the previous year, industrial activity decreased by 3.2% during the first half of 2014, both seasonally adjusted and not adjusted. Its breakdown shows that the industry sectors that experienced the highest growth rates in this period were: synthetic and artificial fibers (28.3%), industrial gases (23.2%), cigarettes (18.4%), and crude steel (16.8%). On the other hand, the automotive industry declined 19% compared to the same month of the previous year.

As concerns the external sector, the balance of trade as of June 2014 recorded a surplus of US$ 1,379 million. Income from exports stood at US$ 7,387 million and spending on imports amounted to US$ 6,008 million. Trade with the Mercosur (including Bolivarian Republic of Venezuela), Argentina’s main trade partner, concentrated 22% of the Argentine exports and 21% of the purchases made abroad. The balance of trade as of June 2014 was positive at US$ 364 million. In the first half of 2014, the major contributions to the Argentine exports were made by: agricultural manufactures, with 40%, and industrial manufactures, with 32% of the total value. In turn, intermediate goods accounted for 28% of the Argentine imports, followed by parts and accessories for capital goods (20%), capital goods (18%), and fuels and lubricants (18%).

Regarding the balance of payments, in the first quarter of 2014 the current account deficit reached US$ 3,304 million, with US$ 483 million allocated to the goods and services trade balance, and US$ 2,818 million to the income account, 71% of which related to the net debit of foreign direct investment return.

During the past quarter, the financial account showed a net outflow of US$ 619 million. The financial private sector excluding the Argentine Central Bank contributed net income for US$ 399 million, the non-financial private sector accounted for US$ 34 million, and the financial and non-final public sector had net outflows of US$ 1,052 million.

The stock of international reserves at the closing of June 2014 stood at US$ 29,278 million, a fall of 21%, mainly reflecting balance of payment transactions.

Total gross external debt at the closing of March 2014 was estimated at US$ 137,810 million, a reduction of US$ 562 million compared to the previous quarter.

The non-financial and Argentine Central Bank debt for the quarter was estimated at US$ 69,423 million, a reduction of US$ 474 million from the previous quarter mainly due to transactions with international agencies for US$ 1,243 million (repayments for US$ 1,431 million and disbursements for US$ 188 million), whereas bond indebtedness rose by US$ 694 million, mainly driven by purchases made by non-residents in the secondary market. Non-financial private debt for the quarter was estimated at US$ 65,693 million, remaining almost unaltered as compared to the previous quarter. The financial sector debt excluding the Argentine Central Bank did not record significant changes either.

At the closing of 2013, the net international investment position recorded a net credit balance estimated at US$ 49,045 million, reflecting external assets for US$ 261,183 million and external liabilities for US$ 212,138 million, a reduction of US$ 8,655 million compared to the previous year. This reduction was due to the higher increase in internal liabilities than in external assets.

In connection with the fiscal sector, revenues recorded a year-on-year increase of 42% as of March 2014, whereas primary expenditure grew by 35%, slightly below the increase in revenues, and was mostly oriented to items related to the sustainment of domestic demand, focused on the lower-income sectors.

In local financial markets, the lending interest rates grew by different percentages throughout the fiscal year. The Private Badlar rate in Pesos averaged 23.08% in June 2014 against 16.5% in June 2013. Despite the devaluation of January 2014, the Argentine Central Bank continued with its controlled floating exchange rate policy: the Peso sustained a 52.5% nominal depreciation in the period from June 2013 to June 2014.

In the fiscal year herein analyzed, Argentina’s country risk, measured as per the Emerging Market Bond Index, decreased by 427 basis points, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 740 points in June 2014, compared to the 212 paid by Brazil and the 124 paid by Mexico.

Evolution of Shopping Centers in Argentina

Private consumption continues to be the driver of economic activity. Household expenditure increases in tandem with household nominal income. According to data from INDEC, the salary variation ratio increased by 35.48% in August 2014 compared to the figure recorded in August 2013.

The Shopping Centers sector behaved in a similar way. Based on the information released by INDEC, sales as of August 2014 grew by 26.3% compared to the same month of the previous fiscal year, boosted by improvements in household nominal income.

Although forecasts for 2014 predict a contraction in the growth of activity, employment and salary evolution levels are expected to remain firm, which augurs well for the Company’s business in so far as consumption and the purchasing power of the population are the main propellers of sales in our Shopping Centers.

E. Off-Balance Sheet Arrangements

As of June 30, 2014, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of June 30, 2014, which consist of loans, bonds, and development obligations and agreements to purchase real estate. The table does not include deferred income tax liability obligations under operating leases, assignment of credits payable, other accounts payable or costs to be incurred on the units not yet sold.

	Payments due by period
	Less than 1 year	1-2 years	2-3 years	3-4 years	More than 4 years	Total
	(In thousand of Ps.)
Trade and other payables	320,920	59,638	47,743	16,582	46,911	491,794
Borrowings (except Finance lease obligations)	566,795	171,709	925,209	85,254	-	1,748,967
Finance lease obligations	1,545	425	426	-	-	2,396
Total	889,260	231,772	973,378	101,836	46,911	2,243,157

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

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain studied Economic Sciences at Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of the Board of Directors of Consultores Assets Management S.A., Arcos del Gourmet S.A., Cresud S.A.C.I.F. y A., BACS Banco de Crédito & Securitización, IRSA Inversiones y Representaciones Sociedad Anónima, BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Tarshop, E-Commerce Latina S.A. and Banco Hipotecario, among other companies. He is also Director of IDBD Development Corporation Ltd. He is Fernando Adrián Elsztain´s cousin and Alejandro Gustavo Elsztain’s and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is a member of the International Bar Association and the Interamerican Federation of Lawyers (Federación Interamericana de Abogados). He is a founding member of the law firm Zang, Bergel & Viñes. He is chairman of Puerto Retiro S.A., vice-chairman of IRSA, Fibesa S.A., and Cresud S.A.C.I.F. y A. among other companies. He is also director of Banco Hipotecario, Nuevas Fronteras S.A., Brasilagro, IDBD Development Corporation Ltd., BACS Banco de Crédito y Securitización S.A., Tarshop S.A., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). Currently he is chairman of Fibesa, chairman of Cactus Argentina, second vice-chairman of Cresud, second vice-chairman of IRSA Inversiones y Representaciones S.A. He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos. He is also director of Brasilagro, Emprendimiento Recoleta S.A. and IDBD Development Corporation Ltd., among other companies. Alejandro G. Elsztain is brother of Eduardo S. Elsztain and Daniel Ricardo Elsztain, and cousin of Fernando A. Elsztain.

Daniel Ricardo Elsztain. Mr. Elsztain obtained a degree in economic sciences at Torcuato Di Tella University and has a master’s degree in business administration. He is also director of Supertel Hospitality Inc. He has been our commercial director since 1998. Mr. Elsztain is Mr. Eduardo Sergio Elsztain’s and Mr. Alejandro Gustavo Elsztain’s brother and Fernando Adrian Elsztain’s cousin.

Abraham Perelman. Mr. Perelman studied economic sciences at University of Buenos Aires. For the past thirty years he has been a member of the board of directors of several companies in areas such as communications, electronics, aviation, farm technology, public services and art. He was also the Chairman of Isrex Argentina S.A.

Fernando Adrián Elsztain. Mr. Elsztain studied Architecture at University of Buenos Aires. He has been engaged in the real estate business as consultant and as managing officer of a real estate agency. He is Chairman of the Board of Directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also director of IRSA Inversiones y Representaciones S.A., Hoteles Argentinos and alternate director of Banco Hipotecario and Puerto Retiro. He is the cousin of our Chairman, Eduardo S. Elsztain and our directors, Alejandro G. Elsztain and Daniel R. Elsztain.

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

Andrés Feire. Mr. Feire obtained a degree in Economics with magna cum laude honors at University of San Andrés in Buenos Aires, Argentina and he is OPM from Harvard Business School. He is both a business and social entrepreneur. After starting his career at Procter & Gamble, Mr. Feire co-founded and chaired Officenet (purchased by Staples in 2004), and he also co-founded Axialent, where he currently is Chairman of the Board of Directors. He is Chairman of Endeavor Foundation in Argentina, Chairman of the Young Presidents’ Organization in Argentina and also member of the board of directors of the Management Committee of Global Young Leaders of The World Economic Forum (Comité de Dirección de los Jóvenes Líderes Globales del Foro Económico Mundial) and member of the Latin American Global Board of The World Economic Forum. He was participated as members of investors and/or the Board of Directors in new companies, including Wanako, Coffice Reed Argentina, Restorando, The Mind Company, Estrella Limited, Parque Austral. He was awarded the following prizes: “Latin American Entrepreneur of the Year” in 2000 by Endeavor Foundation, “Latin American businessman of the year” in 2001 by Endeavor Foundation and “World Winner of Young Businessmen” in 2002. In 2008, he was also appointed one of the 100 “Global Young Leaders of the world” by The World Economic Forum in Davos, Switzerland.

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

Salvador Dario Bergel. Mr. Bergel obtained a law degree and a PhD from Universidad del Litoral. He is a founding partner of Zang, Bergel & Viñes Law Firm and a consultant at Repsol YPF S.A. He also serves as an alternate director of Cresud.

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

 Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Executive Committee

In conformity with our by-laws, the aspects related to the organization of the decision-making process are the responsibility of an Executive Committee made up by four directors, including our chairman and vice chairman. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, and Fernando A. Elsztain.

The Executive Committee is in charge of the daily management of the activities delegated by the Board of Directors in conformity with current laws and our by-laws. Our by-laws authorize the Executive Committee to perform the following:

•	designate managers and establish their duties and compensation;

•	grant and revoke powers on behalf of our company;

•	hire, impose disciplinary measures and terminate personnel, as well as determine salaries and compensation;

•	enter into contracts related to our company’s activity;

•	manage our company’s assets;

•	execute credit agreements for our company’s activities and set up encumbrances to secure our obligations; and

•	engage in all the acts necessary to manage our company’s daily activities.

Senior Management

Senior management performs its duties in accordance with the instructions of our board of directors.

The following chart shows information about our current senior management:
Name	Date of birth	Position	Current position held since
Alejandro Gustavo Elsztain	03/31/1966	Chief General Officer	2002
Daniel Ricardo Elsztain	12/22/1972	Chief Operating Officer	2011
Matías Gaivironsky	02/23/1976	Chief Financial Officer	2011
David Alberto Perednik	11/15/1957	Chief Administrative Office	2002
Juan José Martinucci	01/31/1972	Chief Commercial Officer	2013

The following is a brief description of each of our managers who are not directors:

Matías Gaivironsky. Matías Gaivironsky obtained a degree in business administration from the University of Buenos Aires. He has a master degree in Finance from CEMA University. Since 1997 he has served in different positions at Cresud, IRSA and in the company, and he was appointed Chief Financial Officer in December 2011. Formerly, in 2008, he acted as Chief Financial Officer of Tarshop.

Juan José Martinucci. Juan José Martinucci obtained a degree in Business Sciences from Fundación de Altos Estudios, where he graduated as Specialized Technician in Strategical Communication. Later on, he attended the Management Development Program at IAE Business School. With more than 20 years at the Company, he has served in different managerial positions, from Center Manager in Alto Palermo Shopping to his latest position as Shopping Center Regional Manager for 5 years. Since the beginning of 2013, he serves as Business and Marketing Manager of the company.

Supervisory Committee

Our Supervisory Committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs. In addition, it verifies compliance with our by-laws and the resolutions adopted at shareholders’ meetings. The members of the Supervisory Committee are appointed at our Annual General Ordinary shareholders’ meeting for a one-year term. The Supervisory Committee is composed of three members and three alternate members.

The following table sets forth information about the members of our Supervisory Committee who were elected at the Annual General Ordinary Shareholders’ Meeting held on October 31, 2013. Positions will expire when the next annual general ordinary shareholders’ meeting takes place which is scheduled for October 31, 2014:

Name and position	Date of birth	Office in Alto Palermo	Current office held since
José Daniel Abelovich	07/20/1956	Regular syndic	2005
Marcelo Héctor Fuxman	11/30/1955	Regular syndic	2010
Noemí Ivonne Cohn	05/20/1959	Regular syndic	2010
Sergio Leonardo Kolaczyk	11/28/1964	Alternate syndic	2011
Roberto Daniel Murmis	04/07/1959	Alternate syndic	2010
Alicia Graciela Rigueira	12/02/1951	Alternate syndic	2010

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

B. Compensation

Members of the Board of Directors and Executive Committee

The Argentine Companies Law establishes that if the compensation of the members of the board of directors is not established in our bylaws, the shareholders’ meeting should determine it. The maximum amount of total compensation of the members of the board of directors, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of our earnings. Such amount should be limited to 5% when there are no dividends distributions, and will be increased proportionally to the distribution until reaching the limit of 25% set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and Supervisory Committee compensation shall not be taken into account.

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

At our annual ordinary shareholders meeting held on October 31, 2013, the shareholders agreed to pay an aggregate compensation of Ps. 42,573,140 to the members of the board of directors for the fiscal year ended June 30, 2013. At the end of this fiscal year, these amounts had been fully paid.

Supervisory Committee

The shareholders’ meeting held on October 31, 2013, approved by a majority vote not to pay any compensation to our Supervisory Committee.

Senior Management

Our senior managers are paid a fixed amount that is determined on the basis of their experience, competencies and background. Senior management is also paid an annual bonus that varies depending on the performance of each individual and on the results of our operations.

For the year ended June 30, 2014, our senior management (including Directors) was paid a total of Ps. 13.0 million.

As of June 30, 2014 we had a total of Ps. 14.5 million earmarked as pension, retirement and/or similar benefits for our directors and the members of our executive committee, supervisory committee and Audit Committee.

Audit Committee

The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Capitalization Plan

We have a defined contribution plan covering our key managers in Argentina. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and pre-tax contributions of up to 15% of their annual bonuses (“Extraordinary Contributions”). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 2.3 million, Ps. 2.2 million and Ps. 1.1 million for the years ended June 30, 2014, June 30, 2013 and June 30, 2012, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

1.	ordinary retirement in accordance with applicable labor regulations;

2.	total or permanent incapacity or disability; and

3.	death.

In case of resignation or unjustified termination, the manager may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

Mid and Long term Incentive Program

Our Shareholders’ Meetings, held on October 31, 2011, May 23, 2012 and October 31, 2013 ratified the resolutions achieved in connection with (i) the implementation of the allocation of an amount equal to 1% of our outstanding capital, to be implemented through an incentive plan addressed to certain of our employees (the “Plan”), and (ii) the delegated powers into our Board of Directors to implement such Plan, among other situations. Currently we are analyzing certain changes to the program as originally structured, including the possibility to have our employees being part of IRSA´s Plan instead having a separate Plan.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office see Item 6. “Directors, Senior Management and employees – A. Directors and Senior Management”.

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment, other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers.

Audit Committee

In accordance with Capital Markets law (as define below), and the Rules of the CNV, our board of directors established an audit committee. The primary function of our Audit Committee is to assist our board of directors in performing its duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issuance of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, the audit committee may be requested by our board of directors to report if the conditions of a related party transaction may be reasonably considered adequate according to normal market conditions. In accordance with the applicable rules our Audit Committee must hold sessions at least with the same frequence required to the board of directors (on a three month basis).

Capital Markets Law No. 26,831 and the Rules of the CNV requires that public companies in Argentina as us must have an Audit Committee comprise of three members of the board of directors, the majority of which must be independent. Notwithstanding, our Audit Committee is comprised by three independent directors in compliance with the requirements of the SEC.

On November 7, 2007, our board of directors appointed Abraham Perelman, Enrique Antonini and Leonardo Fernández, all of them independent board members, as members of the audit committee. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the U.S. Securities Exchange Act of 1934.

Compensation Committee

There is no compensation committee.

D. Employees

As of June 30, 2014 we had 872 employees, out of which 420 employees are subject to collective bargaining agreements. We believe that we are in good relationships with our employees. Our company subcontracts third parties through tender processes for construction of its development projects and for the provision of security, maintenance and cleaning services at its shopping centers.

 The following table shows the number of employees as of the indicated dates:
	Year ended June 30,
	2014	2013	2012
Alto Palermo S.A. (APSA) (1)	730	624	643
Emprendimiento Recoleta S.A.	28	38	41
Fibesa S.A.	24	27	27
Panamerican Mall S.A. (2)	73	78	92
Arcos del Gourmet S.A.(3)	1	4	1
Nuevo Puerto Santa Fe S.A.	16	16	16
Total	872	787	820

(1)	In January 2010, and January 2014 we assigned administrative employees to Cresud under the Joint Administrative Services Agreement. For further information, see “Related Party Transactions”.
(2)	We acquired control over the capital stock in this subsidiary in the fiscal year ended June 30, 2008.
(3)	We acquired 80% of the common shares as of November 27, 2009.

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2014.
		Share Ownership		Convertible notes ownership
Name	Position	Amount	Percentage	Amount
		(in thousands)		(in thousands) (2)
Directors
Eduardo Sergio Elsztain	Chairman	1,206,043 (1)	95.7% (1)	-
Saúl Zang	Vice Chairman	-	-	-
Alejandro Gustavo Elsztain	Executive Vice Chairman / Chief General Officer	1,615	0.1%	-
Daniel Ricardo Elsztain	Director	102	0.0%	-
Abraham Perelman	Director	-	-	-
Fernando Adrián Elsztain	Director	-	-	-
Leonardo Fabricio Fernández	Director	-	-	-
Enrique Antonini	Director	-	-	-
Gastón Armando Lernoud	Director	17	0.0%	-
Andrés Freire	Director	-	-	-
David Alberto Perednik	Alternate Director / Chief Administrative Officer	19	0.0%	-
Pablo Daniel Vergara del Carril	Alternate Director	28	0.0%	-
Marcos Oscar Barylka	Alternate Director	-	-	-
Salvador Darío Bergel	Alternate Director	-	-	-
Mauricio Wior	Alternate Director	-	-	-
Gabriel A.G. Reznik	Alternate Director	-	-	-
Juan Manuel Quintana	Alternate Director	-	-	-
Senior Management
Matias Gaivironsky	Chief Financial Officer	9	0.0%	-
Juan José Martinucci	Chief Commercial Officer	33	0.0%	-
Supervisory Committee
José Daniel Abelovich	Member	-	-	-
Marcelo Héctor Fuxman	Member	-	-	-
Noemi Cohn	Member	-	-	-
Sergio Leonardo Kolaczyk	Alternate Member	-	-	-
Roberto Daniel Murmis	Alternate Member	-	-	-
Alicia Graciela Rigueira	Alternate Member	-	-	-

(1)
Mr. Eduardo S. Elsztain, chairman of our board of directors, is the beneficial owner of 191,777,216 common shares of Cresud representing 39.3% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud as of June 30, 2014 owns 65.45% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 65.9% of IRSA’s common shares (includes (i) 378,742,216 common shares beneficially owned by Cresud, (ii) 2,780,930 common shares beneficially owned by Inversiones Financieras del Sur S.A., and (iii) 900 common shares owned directly by Mr. Elsztain). Therefore IRSA currently owns 95.7% of our common shares. If Mr. Elsztain were considered the beneficial owner of 65.9% of IRSA, he would be the beneficial owner of 95.7% of our common shares through IRSA.

(2)	The Convertible Notes were matured on July 19, 2014.

Option Ownership

No options to purchase common shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our Capital Stock

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities, other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Incentive Plan. For more information please see the aformentioned section.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership, as of June 30, 2014

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the ANSES (the Argentine Social Security National Agency) and all our directors and officers as a group, as of the date of this annual report.

	Share Ownership
	Number of common shares	Actual Percentage (1)
	(in thousands)
IRSA	1,206,043	95.7%
Directors and officers excluding Eduardo Elsztain (2)	1,823	0.1%
ANSES	17,393	1.4%
Total	1,225,259	97.2%

(1)	Figures may not sum due to rounding.
(2)	Includes only direct ownership of our directors and senior management, other than Eduardo Elsztain. Information as of June 30, 2014.

Through its ownership of our common stock, IRSA currently has voting control over us and has the power to direct or influence the direction of our management and policies. IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s common shares are listed and traded in the BASE and the NYSE.

Cresud currently owns 65.45% of IRSA’s common shares. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares are listed and traded in the BASE and the NASDAQ.

Mr. Eduardo S. Elsztain, chairman of our board of directors, is the beneficial owner of 191,777,216 common shares of Cresud representing 39.3% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud as of June 30, 2014 owns 65.45% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 65.9% of IRSA’s common shares (includes (i) 378,742,216 common shares beneficially owned by Cresud, (ii) 2,780,930 common shares beneficially owned by Inversiones Financieras del Sur S.A., and (iii) 900 common shares owned directly by Mr. Elsztain). Therefore IRSA currently owns 95.7% of our common shares. If Mr. Elsztain were considered the beneficial owner of 65.9% of IRSA, he would be the beneficial owner of 95.7% of our common shares through IRSA.

Changes in Share Ownership

	Share Ownership as of June 30,
Shareholder	2014	2013	2012	2011	2010
IRSA	95.7%	95.7%	95.6%	94.9%	63.3%
Parque Arauco	-	-	-	-	29.6%
Directors and officers	0.1%	0.1%	0.1%	0.1%	0.2%
ANSES	1.4%	1.4%	1.4%	1.4%	2.2%

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2014, we had common shares 1,260,140,508 issued and outstanding of which 1,185,316,868 (or 94.1%) were held in Argentina. As of June 30, 2014, we had 1,870,591 ADS outstanding (representing 74,823,640 of our common shares, or 5.9% of all of our common shares). As of such date, we had fifth teen registered holders of our ADS in the United States.

On July 19, 2002 we issued US$ 50.0 million of Convertible Notes, which were convertible into our common stock at a conversion ratio of US$ 0.324 principal amount of Convertible Notes per common share, as long as the exchange rate remains below Ps. 3.09 per each dollar. Our Convertible Notes matured on July 19, 2014.

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

Lease of our Headquarters

Our headquarters are located on the different floors of Intercontinental Plaza tower, located at 877 Moreno in the Autonomous City of Buenos Aires. We lease our headquarters and parking lot spaces from IRSA, pursuant to two lease agreements, the first one regarding our headquarters and fifteen parking lot spaces and the second one for our subsidiary Fibesa’s headquarters and another six parking lot spaces. Both agreements had an initial duration of 36 months with an optional extension of 36 additional months. On September 27, 2011, parties agreed on the extension of these leases, and as a result the agreements expired on October 31, 2011. The aforementioned agreements were further renewed by the parties with effect as from November 1st 2011, which will expire in October 31, 2014. Under the first agreement we paid a monthly rent of US$ 11,671 for half of the 23 floor and under the second agreement, we pay a monthly rent of US$ 11,617, with the first two months free. Although the renewal of these agreements have not been signed yet, the terms of the leases have already been negotiated; the new agreements will have a term of 36 months, expiring on October 31, 2017 and for a monthly rent of US$11,617 each.

We had also leased the entire 4th floor of the Intercontinental Plaza Tower from IRSA for headquarters and eight parking lot spaces. The agreement, effective as from October 2007, had an initial duration of 36 months and we paid a monthly rent of US$ 19,750. This agreement was also renewed; effective from October 1, 2010 and expiring on September 30, 2013. We paid a monthly rent of US$ 20,200 per month. On August 9, 2012, all the referred spaces have been restituted to IRSA.

As of January 2008,  we leased one third of the 2nd floor of the Intercontinental Plaza Tower from IRSA. The agreement, effective as from March 2008, had an initial duration of 36 months. We paid a monthly rent of US$ 6,583 for the agreement. On April 14, 2011, we and Cresud entered into a new lease agreement with IRSA, for headquarters and five parking lot spaces, effective as from January 5, 2011, with expiration on January 4, 2014. We paid a monthly rent of US$ 13,464, US$ 6,732 each. In April 29, 2014, we renew the agreement. The agreement will expire on January 4, 2017 and will be for a monthly rent of 15,750.

In June 2009, we leased the 24 floor of the Intercontinental Plaza Tower from IRSA pursuant to a lease agreement related to such floor and to eight parking lot spaces. This agreement, effective from September 1, 2008, until August 31, 2011, had duration of 36 months. We paid a monthly rent of US$ 7,745. In December 30, 2011, we renewed such agreement for a term of 32 month and expiration on August 31, 2014. As of the date of this annual report, this agreement continues in force and the parties are currently negotiating the new terms of the lease; the agreement will have a term of 36 months, expiring on August 31, 2017 and for a monthly rent of US$ 15,490 to be paid in halves between us and Cresud.

In May 8, 2014, we and Cresud leased the 22 floor and seven parking lot spaces of the Intercontinental Plaza Tower from IRSA. The agreement will expire on June 30, 2016 and will be for a monthly rent of US$ 23,234. We will pay US$ 12,234 while Cresud will pay US$ 11,000.

Additionally, our directly controlling company IRSA leases us a space in the Abasto shopping center, which has been prepared for the operation of certain operational areas. The agreement is valid until 2015. The monthly rental payment agreed is US$ 6,325, plus a fixed amount for common expenses.

Lease of our Chairman’s offices

Our Chairman’s offices are located at Bolívar 108, City of Buenos Aires. We have leased this property from Isaac Elsztain e Hijos S.C.A., a company controlled by certain relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our Directors, and certain of his relatives.

A lease agreement was executed among us, IRSA, Cresud and Isaac Elsztain e Hijos S.C.A., on August 18, 2004. This lease had a term of 120 months and set a monthly rental of US$ 9.500 which was distributed and shared equally among the three companies. Although this lease agreement has expired in August 2014, the parties are currently negotiation its extension.

 In April 1, 2014, Cresud, IRSA and us and Hamonet S.A. entered into a lease agreement for the lease of the executive offices located in 108 Bolívar St., 3 and 4 floors, City of Buenos Aires. This lease has a term of 36 months and rent of US$ 5.001 per month, which is distributed and shared equally among the three companies.

Agreement for the Exchange of Corporate Services with Cresud and IRSA

Considering that each of IRSA, Cresud and us, have operating areas which are somewhat similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004, IRSA, Cresud and us, entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, March 12, 2010, July 11, 2011, October 15, 2012, November 12, 2013 and February 24, 2014.

The agreement for the exchange of corporate services among IRSA, Cresud and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, administration and control, insurance, contracts, technical, infrastructure and services, purchases, architecture and design and development and works department, real estate, hotels, board of directors, board of directors of the real estate business, general management department, security, audit committee, real estate administration, human resources of the real estate business, fraud prevention, internal audit, administration of the agribusiness investments.

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

On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase in Cresud’s equity interest in us. As a result, certain employment agreements of, IRSA´s, and our corporate employees were transferred to Cresud.

Later, as consequence of the ongoing process of generating the most efficient distribution of corporate resources among the different areas, on February 24, 2014, a new amendment to the agreement was entered by virtue of which the parties agree to transfer to IRSA and us the employments agreements of the corporate employees that develop exclusively in the real estate business. The labor costs of the employees will continue to be distributed in accordance with the terms of the agreement for the exchange of corporate services, as amended.

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

Repurchase of our Convertible Notes

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

On December 31, 2012, the outstanding principal amount of such convertible notes was US$ 31.8 million, and IRSA owned US$ 31.7 millon principal amount of such convertible note on such date. On January 14, 2013, IRSA accepted the repurchase offer submitted by us for an amount face value of US$ 31.7 million, for a total price of US$ 35.4 million. On January 15, 2013, we paid to IRSA the amount of Ps. 175.2 million.

 As of June 30, 2014 we have repurchased the total amount outstanding of our Convertible Notes US$31.7 million. On July 19, 2014 our Convertible Notes were expired.

Loan agreements with Banco Hipotecario.

As of June 30, 2014 we have loans from Banco Hipotecario for a total amount of approximately Ps. 41.1 million with an average interest rate of 15.48%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

Master agreement for US dollar-denominated forward transactions with Banco Hipotecario.

We entered into a master agreement for the performance of dollar-denominated forward transactions with Banco Hipotecario. This master agreement provides that the parties may carry out this type of transactions by fixing a certain forward price (the “Agreed Price”). Such transactions are settled in cash by paying the difference between the Agreed Price and the quoted price of the U.S. Dollar on the settlement date. As of June 30, 2014 we have derivative financial instruments from Banco Hipotecario for a total amount of approximately US$ 5.0 million.

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

During the fiscal year ended June 30, 2014, 2013 and 2012, we donated Ps. 3.2 million, Ps. 1.4 million and Ps. 0.7 million, respectively.

Line of Credit granted to IRSA

In November 2012, we entered into an agreement by which we granted a line of credit for up to US$ 14.5 million for a period of one year at a rate of 5.5% to IRSA. In November, 2013, the line of credit was renewed and in April 2014, was extended for up to a total amount of US$ 20 million.

On June 25, 2014, owe have extended the Line of Credit, for up to US$ 60 million, due June 2015, at the rate of Libor 1 year + 3.0%. Additionally, the parties involved in the agreement were modified, including us and any of our subsidiaries as lenders and as loan takers IRSA and Tyrus.

Consequently, as of June 30, 2014, disbursements were made from ERSA to Tyrus of US$ 2.6 million, from us to Tyrus of US$ 10.6 million, and from Pamsa to Tyrus of US$ 10.2 million.

As of June 30, 2014, the total amount granted from APSA to IRSA amounts to US$14.3 million.

 Acquisition of a plot of land
In May, 2012, Cresud sold to us a plot of land of 115 hectares located in Lujan, Province of Buenos Aires for a total amount of US$ 8.96 million, in which we will build a future mixed purpose development project.

Acquisition of Quality Invest Shares

On May 30, 2012, we acquired 50% of Quality Invest shares, which belonged to our controlling shareholder IRSA, for a total purchase price of US$ 9.7. The main asset of Quality Invest is the Nobleza Picardo’s industrial plant located at Partido de San Martín, Province of Buenos Aires, which represents a total of 160,000 square meters, with 80,000 square meters occupied by high quality storehouses that are currently being used industrially. Quality Invest recently obtained an extension from the City Hall of San Martín of the categories. The new categories are Shopping Mall, Entertaining, Events, Commercial Offices, Parking Lots and complementary uses. Taking into consideration the aforementioned and the strategic location, we are evaluating the future development of a Shopping Mall.

Investment in mutual funds of BACS Administradora de Activos S.A. S.G.F.C.I.

We invest from time to time our liquid fund in mutual funds administrated by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario S.A., a company in which IRSA, our controlling shareholder, has an interest of 29.77%.  Our investments of our liquid resources are made in compliance with our credit risk internal procedures. As of June 30, 2014, our investments in the mutual funds administrated by BACS Administradora de Activos S.A. S.G.F.C.I. amounted to Ps. 10.8 million.

Legal Services

During the fiscal years ended June 30, 2014, 2013 and 2012, we and our subsidiaries paid Zang, Bergel & Viñes law firm an aggregate amount of approximately Ps. 2.2 million, Ps. 1.7 million and Ps. 2.6 millon, respectively, as payment for legal services. Our Vice-Chairman Saúl Zang; our alternate directors Juan M. Quintana, Salvador D. Bergel, and Pablo D. Vergara del Carril; are members of the law firm Zang, Bergel & Viñes.

C. Interests of Experts and Counsel

This section is not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

Legal or Arbitration Proceedings

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested that the City of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. Neuquén´s Executive Branch previously rejected this request under Executive Branch Decree No. 1437/2002 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms, taking account of the current situation and including reasonable short and medium term projections. Neuquén´s Executive Branch rejected this request in their Executive Branch Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Executive Branch Decrees 1,437/2002 and 585/2003 issued by the City Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

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

The Agreement also provided that Shopping Neuquén submit, within 120 days after the Agreement was signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision, which the City of Neuquén would approve or disapprove within 30 days after its presentation. If the project was approved, Shopping Neuquén would submit the final maps of the works to the City of Neuquén within 150 days of this decision.

The Agreement put an end to the lawsuit of Shopping Neuquén against the City of Neuquén before the High Court of Neuquén, in which the only pending issue was the determination of the City of Neuquén attorneys’ that were to be borne by of Shopping Neuquén. As the date of their annual report Shopping Neuquén came to an agreement or paid all of the City´s lawyers but one, with whom the amount of the pending fees are being contested in Court.

The City of Neuquén approved Shopping Neuquén’s project plans on April 8, 2010, On June 4, 2012, the City of Neuquén and Shopping Neuquén entered into a new agreement by which the modification for the project of the Shopping Center was approved and a new timetable agreed upon for the completion of the work related to it. Later, on May 22, 2014 the parties modified the aforementioned agreement to specify that the work for the Shopping Center should be finished by Shopping Neuquén within six months counted as from September 17, 2014.

Arcos del Gourmet

In December 2011, we started to develop, through our subsidiary Arcos, the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. On December 10, 2013, Administrative and Tax Contentious Court of Appeal of the City of Buenos Aires ratified an injunction that suspends the opening of the shopping center on the grounds that it has failed to obtain certain government permits. Despite the fact that the construction has all government permits in place, we have filed an appeal against the decision and have requested that the injunction be lifted, with favorable expectations. In such sense, on April 10, 2014, the government of the City of Buenos Aires issued a new environmental compliance certificate. The plaintiff appealed this decision and the file has been placed on the Court of Appeal since September 23, 2014.

On the other hand, in one of the two judicial processes (actions intended to protect constitutional rights) currently being heard, the Court of Appeals referred above confirmed the decision rendered by the lower court whereby the action was abated, as per notice served upon us on September 1, 2014. This means the process has concluded with the decision being favorable to us. As to the other judicial process, on August 29, 2014 the lower court rendered a decision rejecting the case on August 29, 2014.

Other Litigation

On December 3, 2009, we filed a request with the Argentine Antitrust Authority´s opinion regarding our acquisition of common shares of Arcos del Gourmet. The Argentine Antitrust Authority advised the parties that the transaction had to be filed with the Antitrust Authority. The transaction approval request was thus filed on December, 2010. As of the date of this annual report, the Argentine Antitrust Authority has not granted such approval.

On April 11, 2011, Quality Invest requested the Argentine Antitrust Authority ´s opinion regarding the acquisition by Quality Invest of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. located in San Martín, Province of Buenos Aires. The Argentine Antitrust Authority stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Antitrust Authorities' decision regarding the obligation to notify. Therefore, on February 23, 2012, the transaction was filed. As of the date of this annual report, the Argentine Antitrust Authority is analyzing this decision.

On August 23, 2011, we notified the Argentine Antitrust Authority the direct and indirect acquisition of common shares of NPSF; the transaction involved the direct acquisition of 33.33% of NPSF, and 16.66%, through our controlled vehicle Torodur. As of the date of this annual report the transaction is being analyzed by the Argentine Antitrust Authority.

On December 7, 2012 we have notified the Argentine Antitrust Authority of the acquisition of 50% of the common shares of EHSA, a company which holds 50% of the common shares of La Rural, which operates a convention center (Predio Ferial de Palermo); as of the date of this Annual Report the transaction is being analized by the Argentine Antitrust Authority.

For more information see “Item 3 (d) Risk Factors—Risk Relating to our Business—Our Business is subject to extensive regulation and additional regulations may be imposed in the future.”

Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the common shares entitled to vote at the meeting.

Pursuant to the Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

•	additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

According to rules issued by the CNV, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the common shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment. See “Exchange Rates”:

Year	Cash dividends	Share dividends	Total per share
	(Ps. )	(Ps.)	(Ps.)

2004	17,895,663	-	0.0229
2005	29,000,000	-	0.0371
2006	47,000,000	-	0.0601
2007	55,721,393	-	0.0712
2008	60,237,864	-	0.0770
2009	56,000,000	-	0.0716
2010	113,000,000	-	0.0897
2011	247,879,100	-	0.1968
2012	317,000,000	-	0.2516
2013	334,022,074	-	0.2651
2014	240,000,000	-	0.1905

B. Significant changes

Shareholders´Meeting:

Our 2014 annual meeting of shareholders will be held on October 31, 2014, in order to consider and approve, among others, (i) the annual financial statements for the period ended June 30, 2014, (ii) the performance of our Board of Directors and Supervisory Committee, (iii) treatment and allocation of results, (iv) the compensation to our Board of Directors corresponding to fiscal year ended June 30, 2014, (v) the compensation to our Supervisory Committee for the fiscal year ended June 30, 2014, (vi) updating of the report on mid and long term incentive plan , (vii) the amendment to section one of our By-laws, restatement according to the Capital Markets Act in force, (viii) appointment of Directors, Members of the Supervisory Committee, and Certifying Accountant, (ix) the merger of Conil with us.

ITEM 9.	The Offer and Listing

A. The offer and listing details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

As of June 30, 2014, our outstanding capital stock consists of 1,260,140,508 shares of common stock, Ps. 0.1 face value per share.

Our common stock has one vote per share. All of the shares of our common stock are validly issued, fully paid and non assessable.

Price history of our stock

Our common shares are listed and traded on the BASE under the denomination “APSA”. Each common share listed on the BASE represents 10 shares of common stock. Our shares are listed on the BASE since March 26, 1996. Each ADS represents 40 shares of common stock. ADSs in custody are listed and traded on the NASDAQ Global Market under the symbol “APSA”. Our ADSs were listed on the NASDAQ on November 15, 2000, and they were issued by the Bank of New York Mellon acting as depository of the ADSs. The following chart shows, for the period indicated, the maximum and minimum closing listed prices of our common shares on the BASE and of our ADSs on the NASDAQ.

Bolsa de Comercio de Buenos Aires			NASDAQ
			Ps. Per 10 shares			US$ Per ADS
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2009
1st Quarter	5,462	10.70	9.00	12,908	14.00	8.00
2nd Quarter	39,982	10.40	6.25	38,315	9.79	3.96
3rd Quarter	11,093	9.90	8.80	39,821	5.98	2.99
4th Quarter	34,990	9.70	9.00	10,165	5.95	4.10
Annual	91,527	10.70	6.25	101,209	14.00	2.99
Fiscal Year 2010
1st Quarter	53,033	6.30	4.25	15,667	6.60	5.30
2nd Quarter	39,982	10.40	6.25	68,980	10.49	5.50
3rd Quarter	36,182	9.90	8.50	35,397	10.83	8.31
4th Quarter	55,535	9.70	8.50	55,931	11.00	8.50
Annual	184,732	10.40	4.25	175,975	11.00	5.30
Fiscal Year 2011
1st Quarter	108,416	9.70	8.50	46,601	10.94	8.50
2nd Quarter	149,126	16.50	9.70	235,469	18.00	10.02
3rd Quarter	60,019	17.50	13.80	86,673	17.20	13.25
4th Quarter	167,940	26.40	14.20	264,212	24.20	13.40
Annual	485,501	26.40	8.50	632,955	24.20	8.50
Fiscal Year 2012
1st Quarter	18,037	23.00	17.50	248,393	22.77	14.20
2nd Quarter	39,489	19.00	14.10	266,017	17.39	12.30
3rd Quarter	22,318	25.00	16.90	168,934	20.98	13.25
4th Quarter	63,243	23.00	17.00	318,674	18.55	10.42
Annual	143,087	25.00	14.10	1,002,018	22.77	10.42
Fiscal Year 2013
1st Quarter	5,871	22.50	20.00	99,866	15.74	12.15
2nd Quarter	90,077	28.00	22.55	188,528	17.00	15.00
3rd Quarter	17,519	34.00	27.50	156,742	17.73	13.78
4th Quarter	11,772	34.00	30.00	127,352	16.50	13.68
Annual	125,239	34.00	20.00	572,488	17.73	12.15
Fiscal Year 2014
1st Quarter	11,197	41.00	31.50	102,359	19.27	15.78
2nd Quarter	12,974	55.00	45.00	175,356	23.40	18.85
3rd Quarter	18,962	54.00	41.00	141,499	23.03	15.30
4th Quarter	9,884	53.00	41.20	110,745	22.52	17.40
Annual	53,017	55.00	31.50	529,959	23.40	15.30
Fiscal Year 2015
1st Quarter	17,546	80.00	47.50	80,099	23.00	19.75
July 2014	1,003	54.00	47.50	41,690	22.80	20.22
August 2014	8,460	60.50	48.00	16,856	22.29	19.75
September 2014	8,083	80.00	59.70	21,553	23.00	19.93
As of October 27, 2014	15,244	77.00	62.00	17,286	22.25	17.95
 Source: Bloomberg

Due to the aggregate ownership of approximately 95.7% as of June 30, 2014 by our principal shareholder, the liquidity of our common shares is restricted and may frequently cause our stock not to be traded daily.

 B. Plan of Distribution

This section is not applicable.

C. Markets

Argentine Securities Markets

In December 2012 the Argentine government has enacted a new Capital Markets Law, which sets out the rules to govern capital markets, its players, and the securities traded therein subject to the CNV regulation and monitoring.

On September 5, 2013, the CNV has enacted the Rules of the CNV, by virtue of which it regulates the new provisions of the Capital Markets Law for issuers of securities, in regard to the initial public offering and reporting duties.

Almost all the provisions of the former Executive branch Decree No. 677/2011 (the “Transparency Decree”) have been incorporated in the Capital Markets Law and in the Rules of the CNV. The Capital Markets Law provides rules and provisions guided by the following goals and principles:

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

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in Capital Market Law, and the Rules of the CNV among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the Ministerio de Economía y Finanzas Públicas (Ministry of Economy and Public Finance), which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Markets Law.

The CNV supervises and regulates the authorized markets in which the securities and the collective investment products are traded, the corporations authorized in the public offer regime, and all the other players authorized to operate in the public offer regime, as the registered agents, the trading agents, the financial advisors, the underwriters and distributors, the brokers, the settlement and clearing agents, the managers of collective investment products, the custodians of collective investment products, the collective depositories, and the risk rating agencies, among others. Argentine institutional investors and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated mainly by the Argentine Central Bank.

 Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with IFRS, as issued by the IASB (excluding financial institutions under the supervision of the Argentine Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

In Argentina, debt and equity securities traded on an exchange must, unless otherwise instructed by their shareholders, be deposited with a Central Securities Depository, in Argentina. Currently the only depositary authorized to act in accordance with the Capital Market Law and Rules of the CNV is Caja de Valores S.A. a corporation owned by the BASE, the Mercado de Valores de Buenos Aires (the “MERVAL”) and certain provincial exchange, and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Before the enactment of the Capital Markets Law and the Rules of the CNV there were 12 securities exchanges in Argentina, which were located in the City of Buenos Aires, Bahía Blanca, Chaco, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Salta, Santa Fe, and Tucumán. Six of these exchanges (the BASE, Rosario, Córdoba, La Rioja, Mendoza, and Santa Fe) had affiliated stock markets in accordance with the requirements of Law No. 17,811 which was derogated by the Capital Markets Law.

Pursuant to the Capital Markets Law, the CNV has authorized 9 stock markets since September 2014, which are: Mercado Abierto Electrónico S.A. (“MAE”), Mercado a Término de Buenos Aires S.A., Mercado a Término de Rosario S.A., Mercado de Valores de Buenos Aires S.A., Mercado de Valores de Córdoba S.A., Mercado de Valores de Mendoza S.A., Mercado de Valores de Rosario S.A., Mercado de Valores del Litoral S.A. and Mercado Federal de Valores S.A.

The principal exchange for the Argentine securities market under the previous legislation was the BASE. Under the new Capital Markets Law the BASE has been authorized to operate as qualified entity, under the appointment of the MERVAL. As a result of the foregoing, we estimate that the MERVAL will be the principal exchange market in Argentina in which the securities will be listed.

The MERVAL is a corporation consisting of 134 shareholders who used to be the sole and exclusive individuals or entities authorized to trade in the BASE, either as principals or agents, before Law. 26,831 became into force. Since then, all agents registered and authorized to act as intermediaries by the CNV will be able to trade in any securities exchange, including the BASE as long as they obtain a membership of such stock exchange, not applying any longer the requirements to be a shareholder of such stock exchange.

The securities that may be listed on the MERVAL are: stocks, corporate bonds, convertible corporate bonds, close-ended investment funds, financial trust, indexes, derivatives and public bonds. The MERVAL is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the CNV. Furthermore, the MERVAL works very closely with the CNV in surveillance activities.

Another relevant exchange of the securities market in Argentina is the MAE, which was recently authorized to operate by the CNV under the new regulations of the Capital Markets Law. The MAE works as an electronic platform to process Over the Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

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

Argentina’s equity markets have historically been composed of individual investors, though in recent years there has been an increase in the level of investment by banks and insurance companies in these markets; however, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation.

Information regarding the BASE
	As of June 30,
	2014	2013
Market capitalization (Ps. billion)	3,957	2,464
Average daily trading volume (1) (Ps. million)	200.5	43.9
Number of listed companies	104	106

(1)	During the month of June of 2013 and 2014, respectively.

Although companies may list all of their capital stock on the BASE, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the BASE. As of June 30, 2014, approximately 104 companies had equity securities listed on the BASE.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 29.22% decrease in 2011, a 15.9% increase in 2012, a 4.27% increase in 2013, a 52.9% accumulated increase in the first six months of 2014 . In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

Board of Directors

Voting of proposals in which Directors have material interest

Capital Markets Law establishes in Section 78, that the directors, and members of the supervisory committee of those companies whose securities are publicly offered, shall act in a loyal and diligent manner when exercising their functions. In that sense the aforementioned persons must follow the following rules:

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

Retirement of Directors and ownership of common shares requirement

Our bylaws do not establish any requirements or provisions regarding age limits for directors’ retirement nor do they require ownership of a certain number of common shares in order to be eligible for appointment as director.

Meetings of the Board of Directors

The Board of Directors can celebrate their meetings using teleconference technology. An absolute majority of the directors will constitute the quorum. Only the directors physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. The resolutions of the Board of Directors will be passed by the vote of the majority present at the meeting.

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

Notices

Notice of shareholders’ meetings must be published for five days in the Official Gazette of the Republic of Argentina, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our common shares are traded, at least ten days prior to the date on which the meeting is to be held as per Argentine Corporation Law, and at least 20 days prior to the meeting as per Capital Markets Law. The notice must include information regarding the type of meeting to be held, the date, time and place of the meeting and the agenda. If there is no quorum at the meeting, notice for a meeting on second call must be published for three days, at least eight days before the date of the second meeting, and must be held within 30 days of the date for which the first meeting was called. The first call and second call notices may be sent simultaneously in order for the meeting on second call to be held on the same day as the meeting on first call, but only in the case of ordinary shareholders’ meetings. Shareholders’ meetings may be validly held without notice if all common shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote.

The Board of Directors will determine appropriate publications for notice outside Argentina in accordance with requirements of jurisdictions and exchanges where our common shares are traded.
Quorum and Voting Requirements

The quorum for ordinary meetings of shareholders on first call is a majority of the common shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the common shares present that are entitled to vote on such action. If a quorum is not available, a second call meeting may be held at which action may be taken by the holders of an absolute majority of the common shares present, regardless of the number of such common shares. The quorum for an extraordinary shareholders’ meeting on first call is sixty percent of the common shares entitled to vote, and if such quorum is not available, a second call meeting may be held, for which there are no quorum requirements.

Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of common shares present that are entitled to vote on such action, except that the approval of a majority of common shares with voting rights, without application of multiple votes, is required in both first and second call for: (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in the bylaws, (iii) our anticipated dissolution, (iv) the total or partial repayment of capital, (v) a merger of our company, if we are not the surviving entity, (vi) a spin-off of our company, or (vii) changing our corporate legal status.

Shareholders’ meetings may be called by the Board of Directors or the members of the statutory audit committee whenever required by law or whenever they deem it necessary. Also, the board or the members of the statutory audit committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If the board or the statutory audit committee fails to call a meeting following this request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must deposit with us a certificate of book-entry shares registered in his name and issued by Caja de Valores at least three business days prior to the date on which the meeting is to be held. A shareholder may be represented by proxy. Proxies may not be granted to directors, members of the audit committee or officers or employees of our company.

Limitations to own securities

There are no legal limitations to own securities or exercise voting rights for residents, non-resident or foreign shareholders.

Ownership threshold above which ownership should be disclosed

The Rules of the CNV require that transactions, which cause a person’s holdings of capital stock of a registered Argentine company, to equal or exceed 5% of the voting power, should be immediately notified to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly offered, should notify the CNV on a monthly basis, of their beneficial ownership of common shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

Furthermore, the CNV must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly offered to equal or exceed 5% of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders’ meetings, as well as directors, officers and members of the supervisory committee must provide the CNV with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

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

On the shareholders’ meeting held on October 31, 2012, our shareholders decided to amend the following sections of the by-laws: (i) Section Sixteen in order to allow the Board of Directors to celebrate their meetings using teleconference technology. An absolute majority of the directors will constitute the quorum. Only the directors physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. The resolutions of the Board of Directors will be passed by the vote of the majority present at the meeting. Such amendment is attached here to as Exhibit 1.3.

C. Material Contracts

We have not entered into any material contracts outside the ordinary course of business other than those contracts described in the Related Party Transactions and Our Indebtedness Sections contained in this annual report.

D. Exchange Controls

Foreign Currency Regulation

All transactions involving the purchase and sale of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the Argentine Central Bank supervises the purchase and sale of foreign currency. Under Executive Branch Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Argentine Central Bank. Under Communication “A” 3471, as amended, the Argentine Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

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

Communication “A” 4377, amended by Communication “A” 4762, 4933 and 5532, exempted from keeping the 30% mandatory deposit the following transactions:

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

With respect to item v), there are some requirements aiming to comply with the accurate capitalization of the direct investment contribution regarding the actual capitalization and registration of the contribution with the Public Registry of Commerce in a term of 540 calendar days, otherwise, the mandatory deposit shall be made within 10 calendar days. This term shall be considered as from the date in which the local company resolves not to accept the contribution and/or the rejection and/or suspension thereof. Regarding the sale of interest in the capital stock of a local company by a direct investor, it shall be required the filing of the sale and purchase agreement or the public offer of acquisition, as the case may be. Within 20 business days of the settlement of the transaction through the MULC, it shall be required the filing of the registration of the amendment to the by-laws with the Public Registry of Commerce or a legalized copy of the Ledger Book, depending on the type of company (corporation or limited liability company).

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

As result of the enactment of Communication “A” 5604 dated on October 8, 2014, direct investments made by non residents to local companies, shall be maintained in local account in foreign currency from October 9 until December 30, 2014 to the extent such funds comply with the provisions set forth in item 2.7. of Communication “A” 5526 as it is mentioned below.

Obligation for the settlement of funds through the MULC.

General rules. Exports.

Pursuant to Executive Decree No. 1606/2011 any foreign currency derived from foreign trade must be settled through the MULC.

Pursuant to Communication “A” 5300, as amended, within 15 business days as of the date of the disbursement of the funds abroad, corresponding to the payment of exportation of goods, advance payments of exports and pre financing loans for exports, such funds must be settled through the MULC. In all cases, the due date for the settlement of the funds derived from exports shall be the shortest time between 15 business day and the date applicable to the specific good according to the current rules. Such funds shall be credited in a local bank account duly opened in favor of the client.

In connection with the funds which were disbursed in bank accounts abroad, for the same concept referred to in the paragraph above, the due date for the transfer of such funds to a representative account of a local bank entity is 10 business days.

According to several regulations enacted by Argentine Central Bank, it is allowed the application of payment for exports abroad for the cancellations of exporter’s debt in the following cases:

a. advance payments and prefinancing loans for exports.

b. financing of local new investment projects for the increase of production of exportable goods or importation substitutes, among others.

c. other financial indebtedness for bonds offering abroad and financial loans granted by foreign banks.

d. financial indebtedness with local financial entities to the extent the term (no less than 10 years), an average term (no less than 5 years) and interest rate (up to a 100 b.p. over labor 180 days) has been accomplished.

Services

Communication “A” 5264 set forth that the payments in foreign currency received by residents for the export of services and payment of losses for insurance policies hired with non residents under the applicable rules must be settled through the MULC within fifteen business days as of its collection abroad or locally or its deposit in foreign bank accounts.

Such funds are exempted to be settled through the MULC to the extent such exemption is actually contemplated in the foreign exchange regulations and such amounts are applied for the cancellation of foreign financial indebtedness.

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

On December 20, 2012, Resolution No.3421 replaced Resolution No.3356, both enacted by AFIP. The latest one sets forth an unified registration system to be fulfilled for the access to the foreign exchange market, in particular for the outflow of funds made by residents or non residents, in whichever purpose or destiny. Such resolution is related with Communications “A” 5245.

Financial Indebtedness

In accordance with Communication “A” 5265, as amended by Communication “A” 5604 (as of July 10, 2014) the transactions arising from financial indebtedness of the financial sector, private non-financial sector and local governments must be settled in the foreign exchange market.

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

On October 8, 2014, the Argentine Central Bank issued Communication “A” 5643 through which the conditions established in item 2.7. of the Communication “A” 5526 related to the purchase of foreign currency for the formation of off-shore assets by residents, shall be applied to the financial indebtedness from October 9, 2014 until December 30, 2014. The inflow of funds through this channel shall be subject to provisions set forth in Decree 616/2005, meaning that mandatory deposit of 30% shall apply. Nevertheless, it shall be considered the final destination of the funds that are exempted from such mandatory deposit (i.e. financial indebtedness with non-resident financial or private sector, to the extend the inflows had been incurred and repaid in an average term no less than two years, including principal and interests and, to the extent, the funds are applied to investment in non financial assets by the private sector). By this regulation, the funds may be maintained in local account in foreign currency during the term authorized thereof.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

On January 27, 2014, the Argentine Central Bank enacted Communication “A” 5526 which abrogated item II of Communication “A” 5318 (as of July 5, 2012) rule that, in turn, had suspended item 4.2. of Communication “A” 5236 (as of October 27, 2011) related to the purchase of foreign currency for the formation of off-shore assets by residents.. Communication “A” 5526, by entirely replacing item 4 of Communication “A” 5236 (which regulated the outflow of funds for the formation of off-shore assets for subsequent allocation without specific purposes to individuals who were Argentine residents, legal entities organized in Argentina and trust set up with contributions from the national public sector), made void the restrictions to the foreign exchange market to individuals who are residents, allowing them to purchase foreign currency as savings based on the income declared with the AFIP, prior to a validation system to be accomplished by such individuals. Additionally, the referred rule rearranged and, therefore replaced Annex to Communication “A” 5236.

On July 10, 2014, through Communication “A” 5604, the Argentine Central Bank made some additional changes to Communication “A” 5526, including the item 2.7., setting forth that new bond offerings and debt instruments issued under public offering procedure and listed on self regulated markets by local governments and /or private non-financial sector, that may be considered as external issuance, it shall be allowed the access to the foreign exchange market for the purchase of foreign currency to be deposited in local financial institutions (in a fixed term or special foreign currency account), simultaneously to the settlement of the funds received for the acquisition of such bonds or debt instruments abroad. Such permit shall be made for up to a 90% of the funds settled through the foreign exchange market and for a term of 180 calendar days. At least 80% of such funds must be applied to any future needs of net foreign currency required by the company involved. After the due date of 180 calendar days established by the Communication, the funds that had not been used, must be settled through the foreign exchange market within 10 business days. The referred funds shall not be subject to the mandatory deposit of 30% regulated by Communication “A” 4359, as amended.

Outflow of funds for payment to non-residents

According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14, 2012) and Communication “A” 5604, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

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

Payment of rents (interest, profits and dividends)

As of January 8, 2003, Communication “A” 3859, item 3, allowed Argentine companies to transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank. Such Communication was replaced by Communication “A” 5264, amended by Communication “A” 5377.

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

The sale of foreign currency for the payment of financial indebtedness must be made through check issued by the resident or debit to the resident local bank account. The financial entity must verify that the reporting system has been complied with in accordance with Communication “A” 3602. Additionally, the payment may only proceed if the funds disbursed remain in Argentina for at least 365 calendar days, in accordance with Executive Branch Decree N° 616/2005.

Interest payments: Pursuant to Communication “A” 5264, item 3.7., recently modified by Communication “A” 5604 on July 10, 2014 (after several amendments since its issuance), the access to the MULC for the purchase of foreign currency to pay interests for financial indebtedness may be made:

a. Up to 10 business day prior to the due date of each interest installment and to pay interest accrued within such interest period;

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

Principal Repayments and Prepayments: Pursuant to Communication “A” 5265, amended by Comnunication “A” 5604 (enacted on July 10, 2014) foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

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

d. with the anticipation of more than 10 business day –partially or full- to the extent the minimum term of 365 days as of the disbursement of the funds has been accomplished and the prepayment is fully offset with the inflow through the MULC of new external financial with international entities and their agencies, official credit entities and financial entities from abroad, to the extent that such cancellation implies a condition for the new indebtedness and/or for the new bond offerings and debt instruments issued under public offering procedure and listed on self regulated markets, that may be considered as external issuance. In each case, it is a condition: (a) the average term of the new indebtedness is higher than the average term of the outstanding debt that it is prepaid considering both capital and interest, and (b) it may not imply an increase in the present value of the indebtedness for the debtor.

Direct Investment Reporting System

Direct Investments made in Argentina by nonresidents

Under Communication “A” 4237, the Argentine Central Bank established a reporting system in connection with direct investments and real estate investments made by nonresidents in Argentina and by residents abroad.

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

Sales of foreign exchange to nonresidents

The consent of the Argentine Central Bank is not required, unless the following conditions are met:

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

Money Laundering

Argentine Law No. 25,246, as amended by Laws N° 26,118, 26,268 and 26,683, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

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

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profits organizations, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Argentine Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”; (ii) reporting any suspicious activity or operation and (iii) acting according the Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint a officer responsible for the monitoring and control under the Money Laundering Law.

On May 8, 2009, and in its capacity as obliged subject under the rules enacted by UIF, the CNV issued Resolution No. 554 which incorporated within the exchange market many provisions aimed at comply with money laundering prevention pursuant to Law No. 25,246, as amended. In that regard, such resolution established that any entity subject to the supervision of CNV could only take part in securities transactions if they were ordered by parties that were registered or domiciled in jurisdictions not included in the list of tax havens detailed in Executive Branch Decree No. 1344/98. Furthermore, the Resolution provided that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, were allowed only if such agency has signed a memorandum of mutual understanding with the CNV.

On February 2, 2012, Resolution No.554 was replaced by Resolution No.602 so as to adapt and complement the instructions issued by UIF applying to the entities under the supervision of CNV, including some payment modalities and control proceedings for the reception and deliver of funds to the clients, fixing amounts and instruments to be used. Moreover, such resolution updated the reference to the Executive Branch Decree which referred to tax havens (No. 1,037).

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derive from the enactment of Law No. 26,831, which approved a new regulatory regime for the public offer of securities, CNV issued a new re-arranged text of its rules. By Resolution No.622/2013, CNV incorporates a new chapter of Money Laundering and Terrorist Financing including dispositions related to the fulfillment of duties to be complied by “Agentes de Negociación”, “Agentes de Liquidación y Compensación”, “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva”, considered as obliged subject under the terms of sections 4, 5 and 22 of article 20 of Law No.25,246. Such agents are obliged to comply with any provision arising from Law No.25,246 and its amendments, regulations enacted by UIF, including decrees of National Executive Power with reference to the decisions adopted by the United Nations Security Council, in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de custodia de productos de inversión colectiva (Sociedades Depositarias de Fondos Comunes de Inversión”); “Agentes de corretaje”, “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Those subjects must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, it must be informed the personal data of the “Compliance Officer” (both regular and alternate).

The CNV regulations provide that the subjects under their jurisdiction, may only take action to transactions in the scope of public offering of securities, stipulated, future or optional contracts of any nature and other instruments and financial products when made or directed by registered, domiciled or domestic subjects or those who reside in dominions, jurisdictions, territories or associated states that appear included in the list of cooperating countries provided in article 2º, subsection b) of Executive Branch Decree 589/2013.

When those subjects are not included in the referred list and, in their origin jurisdictions, are only registered intermediates of an entity subject to control and supervision of a body who fulfills similar duties such as the CNV, the transactions shall only have effect provided that the body in their origin jurisdiction has signed a memorandum of understanding, cooperation and exchange of information with the CNV.

With the purpose of strengthen the requirements in order to grant the authorization to operate in the exchange market, some new requisites were established in connection with: (i) competence and capacity; (ii) moral integrity and honesty and (iii) solvency. Such requisites are subject to the appraisal of CNV and must be fulfilled by managers, directors, auditors and any other individual who perform duties or activities within the company.

Some other measures are set forth related to listed companies or their shareholders or beneficial owners who had been convicted or condemned in connection with money laundering and/or terrorist financing activities or appeared in the list published by the United Nation Security Council.

E. Taxation

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of common shares and ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the common shares or ADSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

▪	a bank;

▪	a dealer in securities or currencies;

▪	a financial institution;

▪	a regulated investment company;

▪	a real estate investment trust;

▪	an insurance company;

▪	a tax exempt organization;

▪	a person holding the common shares or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

▪	a trader in securities that has elected the mark-to-market method of accounting for your securities;

▪	a person liable for alternative minimum tax;

▪	a person who owns or is deemed to own 10% or more of the voting stock of our company;

▪	a partnership or other pass –through entity for United States federal income tax purposes; or

▪	a person whose “functional currency” is not the U.S. Dollar.

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

IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON SHARES OR ADSS YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

As used herein, the term “U.S. Holder” means a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

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

If a partnership holds common shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common shares or ADSs, you should consult your tax advisors.

ADSs

In general, for United States federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying common shares that are represented by the ADSs. Accordingly, deposits or withdrawals of common shares by U.S. Holders for ADSs will not be subject to United States federal income tax.

Distributions on Common Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of distributions on the common shares or ADSs (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes, if any) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of common shares, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or ADSs representing such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

The amount of any dividend paid in Pesos will equal the U.S. Dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you in the case of common shares, or by the Depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. Dollars. If the Pesos received are not converted into U.S. Dollars on the day of receipt, you will have a basis in the Pesos equal to their U.S Dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you have held ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or common shares. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution (including amounts withheld to reflect Argentine withholding taxes, if any) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common shares or ADSs, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of common shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the common shares or ADSs, determined in U.S. Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the common shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company Rules

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a “PFIC”, for United States federal income tax purposes for the taxable year ending June 30, 2014, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

If we are a PFIC for any taxable year during which you hold common shares or ADSs in our company, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such common shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any taxable year during which you hold our common shares or ADSs and any of our non-United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the common shares of the lower tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs are listed on the NASDAQ, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the common shares are listed on the NASDAQ. The common shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or common shares would also need to be regularly traded on such exchanges in order for the ADSs or common shares to be potentially eligible for the mark-to-market election.

If we are a PFIC in any taxable year in which you hold our common shares or ADSs, but you do not make a mark-to-market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark-to-market election in your particular situation.

If you make an effective mark-to-market election, you will include in income each year that we are a PFIC as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your common shares or ADSs at the end of the taxable year over your adjusted tax basis in the common shares or ADSs and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of such common shares or ADSs over their fair market value at the end of each such taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the common shares or ADSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

Alternatively, a United States Holder of common shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

A United States Holder who owns common shares or ADSs during any year that we are a PFIC must generally file IRS Form 8621.

You should consult your own tax advisors concerning the United States federal income tax consequences of holding the common shares or ADSs if we are considered a PFIC in any taxable year.

Argentine Personal Assets Tax

Amounts paid on account of the Argentine Personal Assets Tax, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions on common shares or ADSs and to the proceeds of sale of a common share or ADS paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the Internal Revenue Service.

 Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the common shares or the ADSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina and (iv) a permanent business establishment in Argentina owned by a foreign entity and (v) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this annual report, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income tax

Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several amendments to Income Tax Law No. 20,628 in connection with, among others, the taxation of dividend distributions and gains derived from transfers of common shares and other securities, including the derogation of Section 78 of Decree No. 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of common shares or ADSs.

On February 7, 2014, the Executive Branch issued Decree No. 2,334/13, which regulates Law No. 26,893.

The changes introduced by Law No. 26,893 are effective as from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation of Dividends

Until Law No. 26,893 became effective, dividends, whether in cash, in common shares or in kind, approved by our shareholders were not subject to income tax withholding except for the application of the “Equalization Tax” described below.

 As from the effectiveness of Law No. 26,893, dividends are subject to an income tax withholding (the “Dividend Tax”) at a 10% rate on the amount of such dividends in respect of both Argentine and non-Argentine resident shareholders. However, dividends received by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) are not subject to the 10% tax .

Notwithstanding the foregoing, according to Argentine law, and irrespective of the 10% tax mentioned in the previous paragraph, an additional income tax withholding will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends (the “Equalization Tax”). The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Dividend distributions made in kind (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid common shares are neither subject to Dividend Tax nor to Equalization Tax.

In case both the Dividend Tax and the Equalization Tax apply, the latter should be applied first and then the 10% rate of the Dividend Tax should be applied on the remaining amount of dividends (i.e. the effective rate of both taxes on dividends would be 41.5%). Certain tax treaties contemplate the application of a ceiling tax rate on dividends (i.e. 10% on gross dividends).

Taxation of Capital Gains

As from the effectiveness of Law No. 26,893 income from sale, exchange, disposition or transfer of common shares or ADSs is subject to income tax, irrespective of the person that obtains such income, exception made of transactions made by resident individuals involving common shares and other securities that are listed on securities exchanges or markets and/or authorized to be offered to the public.

Resident individuals

Capital gains obtained by resident individuals from the sale of common shares and other securities are subject to income tax at a 15% rate on net income, unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The amendments introduced by the implementing Decree No. 2,334/13 state that the exemption includes income derived from the sale of common shares and other securities made through a stock exchange market duly authorized by CNV. It is not clear whether the exemption also includes securities traded through a stock exchange market duly authorized by the CNV (i.e. in addition to publicly offered securities), or whether the exemption only includes securities made through a stock exchange market duly authorized by the CNV. Certain qualified tax authorities publicly held the latter opinion in tax conferences.

Losses arising from the sale, exchange or other disposition of common shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.

Foreign beneficiaries

Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of common shares are subject to income tax, as the abovementioned exemption for common shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of common shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price. The buyer of the common shares, whether Argentine resident or not, will be under the obligation to withhold the tax due by the seller and pay it to the Argentine tax authorities, although the Argentine tax authorities have not implemented any mechanism to make such withholding and payment yet.

Notwithstanding the above, based on certain tax precedents, there may be support to argue that gains obtained by a non-resident from the disposal of ADSs should be regarded as foreign source income and, therefore, not subject to Argentine income tax. As this is a controversial issue, further analysis is required.

Argentine entities

Capital gains obtained by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of common shares or ADSs are subject to income tax at the rate of 35%.

Losses arising from the sale, exchange or other disposition of common shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period..

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF COMMON SHARES AND ADSs.

Value Added Tax

The sale, exchange, disposition, or transfer of common shares or ADSs is not subject to Value Added Tax.

Personal Assets Tax Law No. 25,585, issued on April 24, 2002 and published in the Official Gazette on May 15, 2002 (and applicable to personal assets held as of December 31, 2002) introduces amendments to Law No. 23,966 and imposes the personal assets tax on common shares and ADSs held by individuals and undivided estates domiciled or located in Argentina or abroad and legal entities not domiciled in Argentina, separately from other assets.

This amendment imposes the obligation to pay the personal assets tax on the Argentine private issuer of the common shares and ADSs, and authorizes it to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment. The tax is levied on the proportional equity value of the common shares as reflected in the most recent balance sheet closed as of December 31 of the taxable year, at the rate of 0.5% without any non-taxable minimum being applicable.

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2013. There can be no assurance that in the future this tax will be absorbed by us.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, common shares and ADSs issued by entities subject to such tax are exempt from the IGMP.

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares and ADSs, and/or the collection of dividends at an average rate of 6%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries.

Stamp Tax

The stamp tax is a local tax that is generally levied on the formalization of onerous transactions executed within a certain provincial jurisdiction or outside a certain provincial jurisdiction but with effects in such jurisdiction; therefore, the rules of the relevant provincial jurisdiction should be considered for the issuance of instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the common shares or ADSs, executed in those jurisdictions, or with effects in those jurisdictions.

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of common shares which public offering is authorised by Comisión Nacional de Valores is exempt from this tax.

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

Transfer Taxes

There are no taxes levied on the sales and/or transfers of common shares or ADSs. Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee.

Notwithstanding the foregoing, at the provincial level, the Province of Buenos Aires passed Law No. 14,044 whereby it imposed a tax on free transmission of assets , effective as from January 1, 2011, whose basic features are as follows:

•
The tax on free transmission of assets is applicable to any enrichment resulting from transmissions made for no consideration, including: inheritances, legacies, donations, inheritance advance payments or any other event that implies a gratuitous monetary enrichment.

•	The tax is payable by individuals and legal entities that are beneficiaries of a free transmission of assets.
•
For taxpayers domiciled in the Province of Buenos Aires, the tax is levied on the total amount of the gratuitous enrichment, in respect of property situated both in and outside of the Province of Buenos Aires. Instead, for taxpayers domiciled outside of the Province of Buenos Aires, the tax is levied only on the gratuitous enrichment resulting from the transmission of such property as is situated within the Province of Buenos Aires.

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

•
Free transmissions of assets are exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than $ 60,000 and it rises to $250,000 in the case of parents, children and spouse.

•	Step-up rates from 4% to 21.925% have been established, based on the degree of kinship and taxable base involved.

The gratuitous transmission of common shares or ADSs could be subject to the tax on free transmission of assets to the extent that it forms part of gratuitous transmissions of property made for an aggregate amount in excess of $ 60,000, excluding deductions, exemptions and exclusions.

As regards the existence of taxes on conveyances of property without valuable consideration in the remaining provincial jurisdictions, an analysis must be conducted based on the legislation of each province in particular.

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the common shares or ADSs in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

No Argentine tax is imposed on the deposit or withdrawal of common shares in exchange for ADSs. Other than the taxes discussed above, no other Argentine taxes are applicable to an investment in common shares or ADSs. At present, there is no national tax specifically applicable to the transfer of securities.

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

A. Debt Securities

This item is not applicable

B. Warrants and Rights

This item is not applicable

C. Other Securities

This item is not applicable

D. American Depositary Shares

The Bank of New York Mellon, as depositary for the ADSs (the “Depositary”) collects its fees for delivery directly from investors depositing common shares or surrendering ADSs for the purpose of withdrawal. The depositary also collects taxes and governmental charges from the holders of ADSs. The depositary collects these fees and charges by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees (after attempting by reasonable means to notify the holder prior to such sale).

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2013 for an amount of US$ 5,15    3 net of taxes.

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

The following charges shall be incurred by any party depositing or withdrawing common shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of common shares generally on the share register of the Company or foreign registrar and applicable to transfers of common shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of US$ 5.00 or less per 100 ADS (or portion), (6) a fee of US$ 0.02 or less per ADS (or portion) for any cash distribution made pursuant to the deposit agreement including, but not limited to, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies
This item is not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

This item is not applicable.

ITEM 15.	Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2014. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2014.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework (1992). Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2014, our internal control over the financial reporting was effective.

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
ITEM 16.
A. Audit Committee Financial Expert

In our annual ordinary shareholders’ meeting held on October 31, 2003, our audit committee´s plan was unanimously approved. Pursuant to this plan, our Board of Directors shall appoint the members of our audit committee. The Audit Committee focuses on assisting the Board in exercising its duty of care, the enforcement of accounting policies, disclosure requirements, the management of our business risk, the management of our internal control systems, the ethical conduct of the company’s business, maintenance of the integrity of our financial statements, compliance with legal provisions, the independence and capability of our independent auditors and the performance of our internal audit function and of our external auditors. Also, our board of directors may request the audit committee to render its opinion on the conditions of a related party transactions and if it´s considered adequate according to normal market conditions.

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

 Our Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure the auditors’ independence. One of the main tasks of the Audit Committee is to give its opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

•	Require any additional and complementary documentation related to this analysis.
•	Verify the independence of the external auditors;
•
Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

•	Inform the fees billed by the external auditor, separating the audit services and other special services that could be not included in the audit services previously mentioned.
•	Take notice of any strategy propose d by of the external auditors and review it in accordance with the reality of other businesses and the risks involved;
•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;
•	Propose adjustments (if necessary) to such working plan;
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

C. Principal Accountant Fees and Services.

Audit Fees

During fiscal years ended June 30, 2014 and 2013, we were billed for a total amount of Ps. 2.3 million and Ps. 2.4 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During the fiscal year ended June 30, 2014 and 2013, no such audit-related services were provided.

 Tax Fees

During both fiscal years ended June 30, 2014 and 2013, we were billed for a total amount of Ps. 0.02 million and Ps. 0.02 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal year ended June 30, 2014 and 2013, we were billed for a total amount of Ps. 0.4 million and Ps. 0.5 million for other professional services rendered by our principal accountants.

D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of common shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2011, 2012 and 2013.

F. Change in Registrant´s Certifying Account.

This section is not applicable.

G. Corporate Governance.

Compliance with NASDAQ Listing Standards on Corporate Governance

Significant differences between our corporate governance practices and U.S. companies’ practices under NASDAQ Rules:

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Business Companies Law, the Capital Markets Law and the Standards of the Comisión Nacional de Valores, as well as by our bylaws. We have securities that are registered with the Securities and Exchange Commission and are listed on the NASDAQ Stock Market (the “NASDAQ”), and is therefore subject to corporate governance requirements applicable to NASDAQ-listed non-US companies (a “NASDAQ-listed” company).

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

Rule 5250(d) - Distribution of Annual and Interim Reports.
In lieu of the requirements of Rule 5250(d), we follow Argentine law, which requires that companies make public an annual report in Spanish, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the CNV and the stock exchange in which its securities are listed, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the Stock exchange in which its securities are listed within 42 calendar days of the end of each fiscal quarter. Our shareholders can receive copies of annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the Securities and Exchange Commission. We also post the English language translation of our annual reports and quarterly press releases on its website. Furthermore, under the terms of the Deposit Agreement, dated November 10, 2000, among us, The Bank of New York, as depositary, and owners of ADS issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of their annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22 Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

Rule 5605(b)(1) - Majority of Independent Directors.
In lieu of the requirements of Rule 4605(b)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as us must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV.

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

Rule 5605(c)(2) - Audit Committee Composition.
Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, Although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named designated a financial expert in accordance with the relevant SEC rules on the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience. In addition, we have a supervisory committee (comisión fiscalizadora) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

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

Rule 5620(b) - Solicitation of Proxies.7
In lieu of the requirements of Rule 5620(b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the Supervisory Committee, manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

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

H. Mine Safety Disclosures

This section is not applicable.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in line of responding to this Item.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-158.

ITEM 19.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

1.3	Amended and restated English translation of the bylaws.

2.1*	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.

2.4*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of our 14.875% Notes due 2005.

2.5****
Indenture dated May 11, 2007, between us as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

4.1**	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.

4.2****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007

4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

4.5*******	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.

4.6********	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.

4.7*********	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012

4.8	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.

4.9	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated February 24, 2014.

8.1	List of Subsidiaries

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982).
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File No. 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 30, 2008.
******	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2009.
*******	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2010.
********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 28, 2011.
*********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 26, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALTO PALERMO S.A. (APSA)

/s/ Matias I. Gaivironsky
Matias I. Gaivironsky
Chief Financial Officer

Date: October 30, 2014

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Alto Palermo S.A. (APSA)
Page
Report of Independent Registered Public Accounting Firm.......................................	F - 2
Consolidated Statements of Financial Position as of June 30, 2014 and 2013...........	F - 4
Consolidated Statements of Income for the fiscal years ended June 30, 2014, 2013 and 2012.................................................................................................................
F - 5
Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended June 30, 2014, 2013 and 2012…....................................................................	F - 6
Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2014, 2013 and 2012.............................................................................................................
F - 9
Notes to the Consolidated Financial Statements.........................................................	F - 10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Alto Palermo S.A. (APSA)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, of changes in shareholders´ equity and of cash flows present fairly, in all material respects, the financial position of Alto Palermo S.A. (APSA) and its subsidiaries at June 30, 2014 and June 30, 2013, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2014, based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management’s Report on Internal Control Over Financial Reporting under Item 15 .

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

PRICE WATERHOUSE & Co. S.R.L.

By (Partner)

Eduardo A. Loiácono

Buenos Aires, Argentina

October 30, 2014

Alto Palermo S.A. (APSA)

Consolidated statements of financial position
as of June 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.14	06.30.13
ASSETS
Non-Current Assets
Investment properties	10	1,753,492	1,621,636
Property, plant and equipment	11	23,552	20,169
Trading properties	12	8,325	653
Intangible assets	13	65,754	62,661
Investments in associates and joint ventures	8,9	171,903	171,117
Deferred income tax assets	26	40,326	37,404
Income tax credit		578	5,083
Trade and other receivables	16	85,914	75,910
Investments in financial assets	17	63,455	99,963
Total Non-Current assets		2,213,299	2,094,596
Current Assets
Trading properties	12	1,214	6,991
Inventories	14	10,368	9,896
Derivative financial instruments	18	1,234	-
Income tax credit		123	-
Trade and other receivables	16	937,204	550,762
Investments in financial assets	17	216,071	169,174
Cash and cash equivalents	19	116,706	223,385
Total Current assets		1,282,920	960,208
TOTAL ASSETS		3,496,219	3,054,804
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Reserve for share-based compensation	25	-	6,607
Legal reserve		39,078	39,074
Reserve for new developments		-	3,302
Special reserve		15,802	15,802
Acquisition of additional interest in subsidiaries		(19,707)	(19,707)
Retained earnings		138,693	164,224
Total capital and reserves attributable to equity holders of the parent		813,487	848,923
Non-controlling interest		192,102	161,892
TOTAL SHAREHOLDERS' EQUITY		1,005,589	1,010,815
LIABILITIES
Non-Current Liabilities
Trade and other payables	20	195,673	190,170
Borrowings	23	1,046,102	834,814
Deferred income tax liabilities	26	107,778	101,942
Provisions	22	22,878	11,730
Total Non-Current liabilities		1,372,431	1,138,656
Current Liabilities
Trade and other payables	20	489,811	437,750
Income tax liabilities		56,681	77,683
Payroll and social security liabilities	21	76,090	26,041
Borrowings	23	479,237	356,028
Derivative financial instruments	18	14,225	1,732
Provisions	22	2,155	6,099
Total Current liabilities		1,118,199	905,333
TOTAL LIABILITIES		2,490,630	2,043,989
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,496,219	3,054,804

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Consolidated statements of income
for the fiscal years ended June 30, 2014, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.14	06.30.13	06.30.12
Revenues	29	2,113,014	1,637,411	1,367,437
Costs	30	(956,238)	(749,865)	(619,278)
Gross Profit		1,156,776	887,546	748,159
Gain from disposal of investment properties	10	308	236	-
General and administrative expenses	31	(101,445)	(67,720)	(58,183)
Selling expenses	31	(76,854)	(60,826)	(43,376)
Other operating results, net	33	(27,387)	(37,578)	(20,816)
Profit from Operations		951,398	721,658	625,784
Share of (loss) / profit of associates and joint ventures	8,9	(13,535)	(602)	3,758
Profit from Operations Before Financing and Taxation		937,863	721,056	629,542
Finance income	34	124,495	55,029	49,561
Finance cost	34	(499,901)	(234,264)	(156,361)
Other financial results	34	74,730	(12,092)	2,318
Financial results, net	34	(300,676)	(191,327)	(104,482)
Profit Before Income Tax		637,187	529,729	525,060
Income tax expense	26	(226,700)	(178,698)	(179,416)
Profit for the year		410,487	351,031	345,644
Total Comprehensive Income for the year		410,487	351,031	345,644

Attributable to:
Equity holders of the parent		377,003	330,098	332,047
Non-controlling interest		33,484	20,933	13,597

Profit per share attributable to equity holders of the parent during the year (Note 35):
Basic		0.30	0.26	0.26
Diluted		0.30	0.26	0.14

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Consolidated statements of changes in Shareholders’ equity
for the fiscal years ended June 30, 2014, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total Shareholders' equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923	161,892	1,010,815
Comprehensive income for the year	-	-	-	-	-	-	-	-	377,003	377,003	33,484	410,487
Distribution to legal reserve – Shareholders’ meeting as of October 31, 2013	-	-	-	-	4	-	-	-	(4)	-	-	-
Reversal of reserve for new developments – Shareholders’ meeting as of October 31, 2013……....................................	-	-	-	-	-	(3,302)	-	-	3,302	-	-	-
Dividends distribution – Shareholders’ meeting as of October 31, 2013 (Note 28)	-	-	-	-	-	-	-	-	(167,522)	(167,522)	-	(167,522)
Reversal of expired dividends (Note 28)	-	-	-	-	-	-	-	-	1,690	1,690	-	1,690
Reserve for share-based compensation (Note 25)……	-	-	-	(6,607)	-	-	-	-	-	(6,607)	-	(6,607)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(3,274)	(3,274)
Advanced dividends distribution –Shareholders’ meeting as of June 13, 2014 (Note 28)	-	-	-	-	-	-	-	-	(240,000)	(240,000)	-	(240,000)
Balance at June 30, 2014	126,014	69,381	444,226	-	39,078	-	15,802	(19,707)	138,693	813,487	192,102	1,005,589

(1)	Related to CNV General Resolution No. 609/12. See Note 28.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Consolidated statements of changes in Shareholders’ equity
for the fiscal years ended June 30, 2014, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	-	-	(16,020)	51,774	823,876	148,647	972,523
Comprehensive income for the year	-	-	-	-	-	-	-	-	330,098	330,098	20,933	351,031
Dividends distribution – Shareholders’ meeting as of October 31, 2012 (Note 28) …………………..	-	-	-	-	-	-	-	-	(140,000)	(140,000)	-	(140,000)
Constitution of reserve for new developments – Shareholders’ meeting as of October 31, 2012	-	-	-	-	-	3,302	-	-	(3,302)	-	-	-
Reallocation of retained earnings – Shareholders’ meeting as of October 31, 2012	-	(15,240)	(92,090)	-	-	-	-	-	107,330	-	-	-
Advanced dividends distribution –Shareholders’ meeting as of May 3, 2013 (Note 28)	-	-	-	-	-	-	-	-	(166,500)	(166,500)	-	(166,500)
Reversal of expired dividends (Note 28)…………….	-	-	-	-	-	-	-	-	626	626	-	626
Reserve for share-based compensation (Note 25)…………	-	-	-	4,469	-	-	-	-	-	4,469	-	4,469
Dividends distribution to non-controlling interest ……………	-	-	-	-	-	-	-	-	-	-	(12,064)	(12,064)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	5,233	5,233
Acquisition of additional interest in subsidiaries (Note 3)	-	-	-	-	-	-	-	(3,687)	-	(3,687)	(857)	(4,544)
Conversion of notes	25	-	16	-	-	-	-	-	-	41	-	41
Reallocation RG 609/12 CNV	-	-	-	-	-	-	15,802	-	(15,802)	-	-	-
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923	161,892	1,010,815

(1)	Related to CNV General Resolution No. 609/12. See Note 28.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Consolidated statements of changes in shareholders’ equity
for the fiscal years ended June 30, 2014, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation Adjustment of Share Capital	Share Premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special reserve	Acquisition of additional interest in subsidiaries	Retained earnings	Subtotal	Non-Controlling Interest	Total Shareholders' Equity
Balance at July 1, 2011	125,961	84,621	536,290	-	26,045	183	147	-	22,671	795,918	136,836	932,754
Comprehensive income for the year………………….	-	-	-	-	-	-	-	-	332,047	332,047	13,597	345,644
Acquisition of additional interest in subsidiaries (Note 3)	-	-	-	-	-	-	-	(16,020)	-	(16,020)	(187)	(16,207)
Capital contribution of non-controlling shareholders…………………………………………….	-	-	-	-	-	-	-	-	-	-	2,717	2,717
Conversion of notes	28	-	10	-	-	-	-	-	-	38	-	38
Reserve for share-based compensation (Note 25)	-	-	-	2,138	-	-	-	-	-	2,138	-	2,138
Reversal of expired dividends (Note 28)	-	-	-	-	-	-	-	-	3,809	3,809	-	3,809
Release of reserves	-	-	-	-	-	(183)	(147)	-	330	-	-	-
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(4,316)	(4,316)
Distribution to legal reserve – Shareholders’ meeting as of October 31, 2011	-	-	-	-	13,029	-	-	-	(13,029)	-	-	-
Dividends distribution – Shareholders’ meeting as of October 31, 2011 (Note 28)	-	-	-	-	-	-	-	-	(117,054)	(117,054)	-	(117,054)
Advanced dividends distribution – Shareholders’ meeting as of May 23, 2012 (Note 28)	-	-	-	-	-	-	-	-	(177,000)	(177,000)	-	(177,000)
Balance at June 30, 2012	125,989	84,621	536,300	2,138	39,074	-	-	(16,020)	51,774	823,876	148,647	972,523

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alto Palermo S.A. (APSA)

Consolidated statements of cash flows
for the fiscal years ended June 30, 2014, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.14	06.30.13	06.30.12
Operating activities:
Cash generated from operations	19	1,161,870	895,176	770,690
Income tax paid		(240,406)	(240,470)	(156,785)
Net cash generated from operating activities		921,464	654,706	613,905

Investing activities:
Acquisition of associates	9	(13,040)	-	-
Acquisition of joint ventures	8	-	(25,899)	(45,527)
Capital contributions in joint ventures	8	(1,222)	(32,615)	(15,135)
Increase in investment properties	10	(244,824)	(199,288)	(101,213)
Proceeds from sale of investment properties		493	333	-
Acquisition of property, plant and equipment	11	(11,278)	(7,839)	(5,806)
Advance payments		(29,647)	(15,780)	(9,392)
Acquisition of intangible assets	13	(2,165)	(567)	(559)
Increase in financial assets		(1,285,519)	(775,597)	(757,908)
Decrease in financial assets		1,296,369	649,453	711,368
Loans granted to related parties		(268,459)	(60,364)	(35,951)
Loans repayment received from related parties		29,110	239	-
Collection of dividends		-	1,250	-
Collection of financial assets interests		12,330	19,510	594
Net cash used in investing activities		(517,852)	(447,164)	(259,529)

Financing activities:
Borrowings obtained		365,367	524,420	64,904
Borrowings obtained from related parties		50	-	-
Capital contribution of non-controlling interest		-	5,233	2,717
Payment of seller financing of shares		(1,640)	(10,910)	(20,889)
Repayment of borrowings		(348,215)	(201,137)	(129,748)
Payments of purchase of non-controlling interest		-	(1,742)	(7,363)
Payment of seller financing		(1,871)	(1,107)	-
Proceeds from derivative financial instruments		61,732	-	-
Payment of derivative financial instruments		(37,959)	-	-
Dividends paid	28	(405,940)	(307,573)	(252,431)
Interest paid		(140,987)	(90,078)	(60,003)
Dividends paid to non-controlling interest		(7,443)	(7,895)	(4,316)
Reimbursement of dividends		-	-	6,937
Net cash used in financing activities		(516,906)	(90,789)	(400,192)

Net (decrease) increase in cash and cash equivalents		(113,294)	116,753	(45,816)
Cash and cash equivalents at beginning of year	19	223,385	102,698	145,552
Foreign exchange gain on cash and cash equivalents		6,615	3,934	2,962
Cash and cash equivalents at end of year	19	116,706	223,385	102,698

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

Furthermore, in December 2011, we started developing our “Distrito Arcos” project, located in the neighborhood of Palermo, Autonomous City of Buenos Aires and continued working on the development of a new shopping mall in the City of Neuquén, “Alto Comahue”.

APSA and its subsidiaries are hereinafter referred to jointly as "the Group". See Notes 2.3 and 6 for further description of the Group´s companies and segments.

These Consolidated Financial Statements have been approved by the Board of Directors to be issued on September 8, 2014.

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

2.1.	Basis of preparation of the consolidated financial statements

(a)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with and in compliance with International Financial Reporting Standards (“IFRS”), issued by International Accounting Standards Board (“IASB”) and interpretations from International Financial Reporting Interpretation Committee (“CINIIF” as per its Spanish acronym) (“IFRIC” as per its English acronym and known before as the Standards Interpretation Committee “SIC” as per its English acronym). All IFRS applicable as of the date of these consolidated financial statements have been applied. Additionally, the Group has adopted certain IFRS that are not effective as of June 30, 2014, but for which early adoption is accepted.

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

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities (income tax payable), are presented separately from each other and from other assets and liabilities as current and non-current, respectively.

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

(d)	End of the fiscal year

The fiscal year begins on July 1 and ends on June 30 every year.

(e)	Accounting conventions

The consolidated financial statements have been prepared under the deemed cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and share-based compensation at fair value.

(f)	Cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within financing cash flows. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed as cash flows from investing activities because this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed as cash flows from operating activities because these assets are sold in the ordinary course of business.

(g)	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major sources of uncertainty are described in Note 5.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.2.	New accounting standards

The following standards, amendments and interpretations have been published by the IASB and by the International Financial Reporting Interpretation Committee (“IFRIC”) and known before as the Standards Interpretation Committee “SIC”. Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group.

IFRS 15 “Revenue from contracts with customers”

On May 28, 2014, the International Accounting Standards Board has published the new IFRS 15 “Revenue from contracts with customers” (IFRS 15) that replaces IAS 11 “Construction contracts”, IAS 18 “Revenue from ordinary operating activities”, IFRIC 13 “Customer loyalty programs”, IFRIC 15 “Agreements for the construction of real estate”, IFRIC 18 “Transfer of assets from customers” and SIC-31 “Revenue – Barter transactions involving advertising services”.

IFRS 15 provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of a performance obligations assumed with customers. IFRS 15 bases this principle on a single, five-step model that is developed extensively and in detail, including examples.

The new model of ordinary income applies to all contracts with customers, other than those covered by other IFRSs, such as leases insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income.

IFRS 15 becomes effective for all fiscal years beginning as from January 1, 2017 and may be adopted earlier. Application is retroactive. On the balance sheet date, the Company has not assessed the impact that this standard shall have on its financial position and the results of operations.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

IFRS 9 “Financial Instruments”

On July 24, 2014, the International Accounting Standards Board released the final version of IFRS 9 “Financial instruments”, which includes in one single standard all stages of the IASB project to replace IAS 39 “Financial instruments: Recognition and measurement”. Such stages are classification and measurement of instruments, impairment and accounting for hedging. This version adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and becomes effective for fiscal years starting on or after January 1 2018 that is, in the case of the group for financial statements ended on June 30, 2019.

The Group has adopted the IFRS 9 to the transition date.

IAS 27 (revised) “Separate financial statements”

On August 12, 2014 the International Accounting Standards Board has released an amendment to IAS 27 “Equity method in separate financial statements”. The amendment reinstates the equity method as an option to account for investments in subsidiaries, joint ventures and associates in separate financial statements. The amendment becomes effective for fiscal years beginning on or after January 1, 2016; that is, in the case for the Company for the fiscal year ended on June 30, 2017. It may be applied earlier. Implementation of this amendment will impact on the preparation of the Group separate financial statements. The Group is currently assessing the potential impact on the preparation of the separate financial statements as of these financial statements.

Amendments to IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets”

On May 12, 2014, the International Accounting Standards Board has released amendments to the IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets” denominated “Clarification of acceptable methods of depreciation and amortization” (Amendments to IAS 16 and IAS 38)”. The amendments provide further guidance on the calculation of depreciation and amortization of property, plant and equipment and intangible assets. Amendments become effective for fiscal years beginning on or after January 1, 2016; hence, in the case of the Group, they become effective for the fiscal year ended June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact in the preparation of separate financial statements on this balance sheet date.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Modification to IFRS 11 “Joint Arrangements”

On May 6 2014, the International Accounting Standards Board has released amendments to IFRS 11 “Joint Arrangements”, entitled “Accounting for acquisition of interests in joint operations (Amendment to IFRS 11)”. The amendments clarify accounting for such acquisitions where the business involves joint operations. The amendments become effective for the fiscal year beginning on or after January 1, 2016; that is, in the case of the Group for the fiscal year ended June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact on the preparation of the separate financial statements on this balance sheet date.

IFRS 13 "Fair Value Measurement"

On May 12, 2011 the International Accounting Standards Board issued IFRS 13 “Fair Value Measurement” that provides in a single accounting pronouncement a unified framework for measuring fair value of financial statements prepared in accordance with the IFRSs. IFRS 13 shall apply to all other pronouncements that require or allow measurement at fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability. The standard provides a three-level hierarchy of methods (‘the fair value hierarchy’) for arriving at fair value. The hierarchy is based on how observable inputs are. The Group has adopted IFRS 13 for this fiscal year. The adoption of this standard has not led to material amendments to valuation methodologies used by the Group, although it has resulted in the introduction of some additional disclosures to financial statements.

IAS 32 “Financial Instruments: Presentation”

The IASB has modified the IAS 32 implementation guidance and clarified some of the conditions for financial assets and liabilities to be offset in the balance sheet. Amendments do not modify the current offsetting model provided by IAS 32 but rather clarify that the right to offset should be available as of the offsetting date (that is, it should not depend on a future event) and should be legally binding upon all parties in the normal course of business, as well as in the case of default, insolvency or bankruptcy. Amendments also describe certain settlement arrangements and specify whether they meet the offsetting requirements established by the standard.

Amendments are applicable for fiscal years beginning on or after January 1st, 2014. Earlier adoption is permitted. The adoption of these amendments will neither have significant impacts in the financial situation nor in results from Group’s operations.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

IAS 36 “Impairment of Assets”

The IASB has made amendments to IAS 36, requiring additional disclosures related to recoverable value of non-financial assets. This amendment eliminates certain requirements related to the disclosure of recoverable values of cash-generating units that had been included in IAS 36 with the publication of IFRS 13.

Amendments are applicable for fiscal years beginning on or after January 1st, 2014, and shall be applied retrospectively. Earlier adoption is permitted.  The Group is analyzing the impact of the adoption of these amendments in the financial situation and in results of its operations.

IFRIC 21 “Levies”

IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by government, other than income tax, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

IFRIC 21 becomes effective for fiscal years beginning January 1, 2014. They may be applied to previous fiscal years. The adoption of this standard should not have any material impact on the financial position or results of operations of the Group.

On the issue date of these financial statements there are no other standards, amendments and interpretations issued by the IASB and IFRIC that are yet to become effective and that are expected to have a material effect on the Group.

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

The Group recognizes any non-controlling interest in the acquire on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The Group chooses the method to be used on case by case bases.

The excess of the sum of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement as “Bargain purchase gains”.

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

			June 30, 2014		June 30, 2013		June 30, 2012
Name of the entity	Place of business / country of incorporation	Principal activities (*)	% of ownership interest held by the Group	% of ownership interest held by Non-controlling interest	% of ownership interest held by the Group	% of ownership interest held by Non-controlling interest	% of ownership interest held by the Group	% of ownership interest held by Non-controlling interest
Direct equity interest of APSA:
Apsamedia S.A.(**)	Argentina	Consumer financing and advertising	-	-	100%	-	100%	-
Arcos del Gourmet S.A.	Argentina	Real estate	90%	10%	90%	10%	88.185%	11.815%
Conil S.A.	Argentina	Real estate	100%	-	100%	-	100%	-
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	46.32%	53.68%	46.32%	53.68%	46.32%
Fibesa S.A.	Argentina	Real estate	100%	-	99.99996%	0.00004%	99.99996%	0.00004%
Panamerican Mall S.A.	Argentina	Real estate	80%	20%	80%	20%	80%	20%
Shopping Neuquén S.A.	Argentina	Real estate	99.21%	0.79%	99.07%	0.93%	98.14%	1.86%
Torodur S.A.	Uruguay	Investment	100%	-	100%	-	100%	-

(*)	The company engaged mainly in the “investment” business is a company without material assets and liabilities other than its respective equity holdings in operating companies.
(**)	As from July 1, 2013, the Company was merged into APSA.

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

Summarized financial information on subsidiaries with material non-controlling interests and other information are included in Note 7.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is to say, as transactions with the owners in their capacity as owners. The amount recorded is the difference between the fair value of any consideration paid and/or collected and the relevant share acquired and/or transferred of the carrying value of net assets of the subsidiary.

(c)	Disposal of subsidiaries with loss of control

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

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and less than 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

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

For purposes of including the earnings of associates by applying the equity method, the Group uses financial statements of the associates as of the same date or a or a later date, provided the difference between the reporting date of the associate and that of the Group cannot be longer than three months. In these cases, the Group assesses and adjusts the results of such associates for material transactions or other material events occurred during the interim period.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in associates are considered significant. In quantitative terms, the investments that individually represent at least 20% of equity in earnings of joint ventures in the consolidated income statement and, simultaneously, at least 20% of all investments in joint ventures total equity attributable to non-controlling interest in associates at the each year end are considered significant. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information and other information for associates are included in Note 9.

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

Investments in joint ventures are accounted for under the equity method.

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

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in joint ventures are considered significant. In quantitative terms, the investments that individually represent at least 20% of equity in earnings of joint ventures in the consolidated income statement and, simultaneously, at least 20% the total equity attributable to non-controlling interest in joint ventures at the each year end are considered significant. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information and other information for significant joint ventures are included in Note 8.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.4	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). This Committee is responsible for allocating resources and assessing performance of the operating segments. The operating segments are described in Note 6.

2.5	Foreign currency translation

(a)	Functional and presentation currency

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

Foreign exchange gains and losses are presented in the statement of income within finance income and finance costs, as appropriate, unless they are capitalized as explained in Note 2.19.

2.6	Investment properties

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

For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating. Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

Direct expenses related to lease contract negotiation (as well as payment to third parties for services rendered and certain specific taxes related to execution of such contracts) are capitalized as part of the book value of the relevant investment properties and amortized over the term of the lease.

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

Land and property under constructions are not depreciated. Depreciation of the remaining investment properties is calculated, based on a component approach, using the straight-line method over the estimated useful life of each component, as follows:

Shopping centers portfolio	Between 4 and 27 years
Offices and other rental properties portfolio	Between 18 and 30 years

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

The Group may sell its investment property when it considers they are not core to its ongoing rental business activities. Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. Gains or losses on disposals or retirements of investment properties are determined by comparing the net disposal proceeds and their carrying amounts at the date of disposal. The gains or losses are recognized in the statement of income and disclosed separately under the line item “Gains from disposal of investment property”. Gains from the sale of such property are recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are recognized for generally when legal title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, the sale is accounted for where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method.

2.7.           Property, plant and equipment

This category primarily comprises buildings or portions of a building used for administrative purposes, machines, computers and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

All property, plant and equipment (“PPE”) are stated at historical cost less depreciation and accumulated impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating. Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

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

Other buildings and facilities	Between 20 and 50 years
Furniture and fixtures	10 years
Machinery and equipment	Between 3 and 10 years
Vehicles	5 years
Others	3 years

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

A Group company is the lessor:

Operating lease – properties leased out to tenants under operating leases are included in “Investment properties” in the statement of financial position. See Note 2.25 for the recognition of rental income.

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

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment.

(b)	Software

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

(d)	Right to receive future units under barter agreements

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Such rights are initially recognized at cost (which is the fair value of the land assigned) and such rights are not adjusted later, unless there is any sign of impairment.

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

At year-end, the Group’s financial assets at fair value through profit or loss comprise mutual funds, government bonds and public companies.

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

All equity investments, which are not subsidiaries, associate companies and joint venture of the Group, are measured at fair value.

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

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used commodity future contracts, put and call options and foreign exchange contracts as deemed appropriate.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. To date the Group has not applied hedge accounting to any of its derivative financial instruments. Trading derivatives are classified as a current asset or liability on the statement of financial position. Gains and losses on other derivatives are classified in “Financial results, net”, in the statement of income.

The fair values of financial instruments that are traded in active markets are computed by reference to market prices. The fair value of derivative financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

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

2.16.	Trade payables and other debts

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.17.	Tenant deposits

The Group generally obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits are generally equivalent to one month of lease rentals. Such deposits are treated as both a financial assets and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (refer to Note 2.25. for the recognition of rental income). The deposits are subsequently measured at amortized cost.

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

2.19.	Borrowing costs

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
The Group capitalizes borrowing costs on qualifying investment properties, property, plant and equipment and trading properties.

2.20.	Provisions

Provisions are recognized when: (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are not recognized for future operating losses.

The amount of its accruals is based on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized in the statement of Income.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.21.	Employee benefits

(a)	Pension plans obligations

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

2.22.	Share-based payments

The Group operates an incentive plan, under which certain selected employees, directors and top management of the Company, IRSA and CRESUD have a right to matching shares of IRSA or Cresud, although they must hold their purchased shares and remain with the employer entity for a certain period of time.

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

The fair value of the share-based payment will be recognized in the statement of income under the straight-line method over the vesting period in which the right to the shares of IRSA becomes irrevocable (“vesting period”); such value shall be based on the best available estimate of the number of shares expected to vest. Such estimate shall be revised provided subsequent information available indicates that the number of shares expected to vest differs from original estimates.

2.23.	Current and deferred income tax

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

2.24.	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Do not include bank overdrafts.

2.25.	Revenue recognition

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

The Group analyzed the definition of leasing term which IAS 17 provides that a non-cancelable lease is a lease that is cancelable only (a) upon the occurrence of some remote contingency, (b) with the permission of the lessor, (c) if the lessee enters into a new lease with the same lessor or (d) upon payment by the lessee of such an additional amount that, at inception of the lease, continuation of the lease is reasonably certain.

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

Lessees of shopping centers are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Supplementary Rent”), which generally ranges between 4% and 10% of gross sales. Moreover, in accordance with agreements entered into for most locations, the Base Rent is subject to scheduled increases, typically between 18% and 24% per year over the term of the lease.

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

Revenue from sale and developments of real estate properties primarily comprises the results from the sale of trading properties. Results from the sale of properties are recognized only when the significant risks and rewards have been transferred to the buyer. This normally takes place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized when these conditions are satisfied.

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

The Group determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of land are met at the time the transaction takes place. Revenue is then recognized at the fair value of the goods delivered, adjusted by the amount of cash received, if any. In exchange for the land given up, the Group receives cash, if any, and an in-kind receivable. Such receivable is initially recognized at fair value but is not subsequently remeasured. In exchange for the land given up, the Group receives cash and/or a right to receive future units to be constructed in land under barter transactions. The in-kind receivable is initially recognized at cost (being the fair value of the transferred land) as intangible asset in the statement of financial position named “Right to receive future units” (Barter transactions). The mentioned intangible asset is not adjusted in subsequent years unless there is a sign of impairment.

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

2.26.	Share capital

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.27.	Earnings per share:

Earning per share is calculated by dividing the profit for the year attributable to equity holders of the parent by the weighted average of common shares outstanding during the year. Diluted earning per share is computed by dividing the profit for the year by the weighted average of common shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

In computing diluted earning per share, income available to common shareholders used in the basic earning per share calculation is adjusted to add back the after-tax amount of interest recognized in the year with respect to any debt convertible to common stock. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted earning per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted earning per share excludes potential common shares if their effect is anti-dilutive. As of June 30, 2012, the Group has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted result per share. See Note 35 for details.

2.28.	Dividend distribution

Cash dividend distribution to the Group’s shareholders is recognized as a liability in the period in which the dividends are approved.

As indicated in Note 28, the Group has been refunded dividends deposited with the Caja de Valores. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Trade and Other Payables, if not forfeited.

     2.29.  Dividends income

Dividends earned are recorded when declared.

2.30.	Comparative Information

The comparative information as of June 30, 2013 and 2012 included in these Consolidated Financial Statements arises from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

During the year, the Argentine Peso devalued against the USD and other currencies by around 51%, which has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income from offices rental, and our net assets and liabilities in foreign currency, as detailed in Note 38.

3.	Acquisitions and disposals

Fiscal year ended as of June 30, 2014

Acquisition of building next to Shopping Alto Palermo

On May 22, 2014 APSA acquired commercial premises with an area of 40 m2, next to our shopping Alto Palermo, located on the ground floor of the building located in Av. Santa Fe 3255/57/59 in an amount of USD 3.8 million.

Subscription of shares of Avenida Inc.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, United States, representing 24.79% of its outstanding capital. Upon acquisition this Company had no activity or significant assets. Additionally, the Group acquires a warrant to increase such equity interest up to 37.04% of the company. The amount of the transaction was Ps. 13.0 million, which has already been paid in full. After the acquisition Avenida Inc. incorporated Avenida Compras S.A. in Argentina, a Company engaged in e-commerce. As of June 30, 2014 Avenida Inc. owns 100% of Avenida Compras S.A..

Purchase Option Agreement for Arcos del Gourmet S.A.

On September 16, 2013, APSA entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest of Arcos del Gourmet S.A., which can be executed up to December 31, 2018. In the event the option is exercised, APSA should pay the amount of USD 8.0 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3	Acquisitions and disposals (Continued)

Furthermore, in the mentioned agreement a fixed amount of Ps. 2 million was arranged, which was cancelled, and a variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, during 5 years from the opening of the shopping mall, in relation to the assignment of rights to earn dividends of Arcos during such period.

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

During the year ended as of June 30, 2013 the Group purchased from its controlling company IRSA, corporate notes Class II USD due on July 20, 2020 in the amount of USD 3.55 million, which accrue interest at a fixed annual rate of 11.5% to be paid semi-annually, while payment of principal is due upon maturity.

•	Acquisition of interest in joint ventures

On November 29, 2012 APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A.´S (“EHSA”) capital stock and votes for Ps. 25.9 million. Under the acquisition agreement, APSA is entitled to exercise joint control over EHSA. Additionally, APSA paid Ps. 6.1 million, subject to the acquisition of the remaining 50% of the shares of La Rural S.A.. According to contract’s terms, the amount paid will be returned to the Company, in case mentioned acquisition is not completed. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, APSA is owner of an indirect interest of 25% in LRSA, whose main asset consists on right of use on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fé Avenues and Oro street, in the Autonomous City of Buenos Aires (the “Predio Ferial”) entered into in 1999 with SRA, owner of such Predio Ferial.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

The fair value of the APSA’s investment in the joint venture was determined based on the fair value of EHSA’s net assets, with the rights of use being the main asset. APSA has allocated the price paid at the fair value of the net assets. Such allocation and the goodwill were recognized under the line “Investments in associates and joint venture” in the statement of financial. The amount of Ps. 6.1 million has been included as an asset, in the line trade and other receivables.

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

Arcos del Gourmet S.A. (Arcos)

On June 7, 2013, the Group, through APSA, acquired an additional 1.815% equity interest of its controlled company Arcos, for a total amount of USD 0.8 million. The amount recorded of the non-controlling interest in Arcos at the acquisition date was Ps. 7,357 (representing 11.815% of the ownership interest). Consequently, the Company recognized an increase in non-controlling interest for an amount of Ps. 857 and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 3,687. The effect on shareholder’s equity of the parent of this change in the equity interest in Arcos is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	857
Price paid for the non-controlling interest	(4,544)
Reserve created due to the acquisition recognized in the parent’s equity	(3,687)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

Fiscal year ended as of June 30, 2012

•	Acquisition of Joint Ventures

Nuevo Puerto Santa Fe S.A.

On August 18, 2011, the Group, through APSA and Torodur, acquired the 50% of the capital stock of Nuevo Puerto Santa Fe S.A. (“NPSF”), an Argentine-based company which holds the right to use and exploit a shopping center located in the province of Santa Fe (“La Ribera Shopping”). The purchase price was USD 4.5 million and will be payable in equal and consecutive monthly installments through February 2013.

Quality Invest S.A.

On May 30 2012, the Company, through APSA, acquired the whole interest that IRSA had in the equity of Quality Invest S.A., which amounts to 50% of the capital stock, for a total amount of USD 9.7 million, which has been fully paid as of June 30, 2012.

•	Purchase of financial assets

Contribution to Don Mario SGR

On June 29, 2012, the Group, through APSA, effectively made a contribution in the amount of Ps. 10 million to Don Mario S.G.R., a reciprocal guarantee company under Argentine law. The SGRs are legal entities created for promoting financing for the small and medium business (PYMEs) and for reactivating national economy. The SGRs are funded through the contributions of investors who, in turn, obtain tax benefits. The SGRs act in their capacity of guarantors for PYMES in relation to the borrowings they receive from financial institutions. The funds received are generally invested in fixed-term deposits by the SGRs. The Group has received five shares with a nominal value of Ps. 0.005. These shares are symbolic and merely represent the Group’s rights in the investment. These shares do not grant control or significant influence over the entity’s activities. APSA must maintain the investment in the SGR for a period of 2 years in order to make use of the tax benefit.

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

Arcos del Gourmet S.A. (Arcos)

On September 7, 2011, the Group, through APSA, acquired an additional 8.185% interest in its subsidiary Arcos for a total consideration of USD 4.5 million. The carrying amount of the non-controlling interest in Arcos on the date of acquisition was Ps. 817 (representing 20% interest). Consequently, the Company recognized an increase in non-controlling interest for an amount of Ps. 187 and a decrease in interest attributable to the shareholders’ of the controlling parents of Ps. 16,020.  The effect of changes in the ownership interest of Arcos on the equity attributable to owners of the Group during the year is summarized as follows:

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

Acquisition of a commercial center goodwill

The Group through APSA has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was USD 1.3 million. Out of this total, were paid USD 0.05 million. The mentioned payment was recorded as an advance under Trade receivables and other receivables line.

This transaction was subject to certain conditions precedent, among which the Group through APSA should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, APSA should have started the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permissions and authorizations to be carried out in APSA's future units. At June 30, 2014, the two conditions have not been fulfilled.

Antitrust Law

Law No. 25,156, known as "Antitrust Law" as amended, prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to market concentration. According to this law, such transactions include mergers, acquisitions and/or transfers either of businesses or assets by which the acquirer controls or substantially influences another party. Transactions completed by entities with an annual sales volume of more than Ps. 200.0 million must be submitted to the Comisión Nacional de Defensa de la Competencia (hereinafter referred to as the "Antitrust Commission") for authorization. Certain exceptions apply. Submissions may be filed either prior to the transaction or within a week after its completion. The Antitrust Commission may (i) authorize the transaction, (ii) condition the transaction to the accomplishment of certain acts, or (iii) reject the authorization.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

In general, acquisitions effected by the Group are within the scope of the Antitrust Law. In these cases, the Group directly requests authorization. In other cases, the Group may request the Commission to issue a prior statement about whether a particular transaction should be either notified or submitted authorization by the Group.

As of June 30, 2014 and 2013, the following cases are pending resolution by the Commission:

i.     The Group requested the Commission to issue a statement about the Group's obligation to notify (or submit for authorization) the acquisition of the property formerly owned by Nobleza Piccardo S.A.I.C. y F. The Commission stated that the transaction should be notified. The Group appealed this decision. Later, the Court of Appeals confirmed the CNDC’s decision regarding the obligation to serve notice and consequently, on February 23, 2012, local Form F1 was filed, which as of the balance sheet date is still in process.

ii.     Purchase of Arcos shares: On December 3, 2009 the Group requested that the CNDC issued a ruling on the notification requirement. The CNDC confirmed that the transaction had to be notified; as a result, notice was served in December 2010 and as of the balance sheet date it is still pending.

iii.     Acquisition of shares in Nuevo Puerto Santa Fe (NPSF): On August 23, 2011 the Group informed the CNDC of the direct and indirect acquisition of NPSF (APSA directly acquired 33.33% of NPSF and indirectly a 16.66% through its controlled company Torodur SA). To date, the transaction is pending approval.

iv     Acquisition of shares in Entertainment Holdings SA (EHSA): On December 7, 2012, the Group informed the CNDC of the acquisition of shares in EHSA, which indirectly owns 50% of La Rural S.A. – a company that operates a convention center known as Predio Ferial de Palermo. As of the balance sheet date, the transaction is pending approval by the CNDC.

4.	Financial Risk Management

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial Risk Management (Continued)

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial Risk Management (Continued)

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

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the US dollar-denominated net carrying amounts of the financial instruments for the years ended June 30, 2014 and 2013. All amounts are presented in Argentine Pesos, the presentation currency of the Group:

Net monetary position Liability	Net monetary position Liability
June 30, 2014	June 30, 2013
(430,274)	(573,638)
(430,274)	(573,638)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso at year-end would decrease profit before income tax in an amount of Ps. 43,027 and Ps. 57,364 for the years ended June 30, 2014 and 2013, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statement of income.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial Risk Management (Continued)

This sensitivity analysis provides only a limited, point-in-time view of the sensitivity of the foreign exchange risk associated with Group’s financial instruments. The actual impact of the foreign exchange rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Furthermore, the Group also uses derivative instruments, such as foreign currency forward contracts, to manage exposure to foreign exchange risk. As of June 30, 2014 and 2013 there are foreign currency forward contracts pending. Their value amounts to Ps. 14,225 and Ps. 1,732, respectively (see Note 18).

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

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, the Group’s investment income may fall short of expectations or the Group may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. As of year-end, the Group has not utilized derivative financial instruments to hedge interest rate risk on investments; however, the Group may employ hedging strategies in the future if deemed appropriate.

As the Group’s investments on this type of financial instruments subject to this risk are not significant, changes in market interest rates do not have any significant direct effect on the Group’s income.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial Risk Management (Continued)

The Group’s interest rate risk principally arises from long-term borrowings (Note 23). Borrowings issued at variable rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

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

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination (excluding finance leases) for the years ended June 30, 2014 and 2013. All amounts are shown in thousands of Argentine Pesos, the Group’s presentation currency:

Rate per currency denomination	June 30, 2014	June 30, 2013
Fixed rate:
Argentine Peso	202,605	257,999
US Dollar	960,800	648,631
Subtotal fixed-rate borrowings	1,163,405	906,630
Variable rate:
Argentine Peso	347,481	273,956
Subtotal variable rate borrowings	347,481	273,956
Accrued interest	12,057	7,866
Total borrowings as per analysis	1,522,943	1,188,452
Finance leases	2,396	2,390
Total borrowings as per statement of financial position	1,525,339	1,190,842

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Financial Risk Management (Continued)

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the years ended June 30, 2014 and 2013 in Ps. 3.5 million and Ps. 2.7 million, respectively. A 1% decrease in the floating interest rate would have an equal and opposite effect on the income statement.

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

As of June 30, 2014 and 2013 the total value of the investment in publicly traded equity securities issued by companies of the Group equals to Ps. 63.5 million and Ps. 56.8 million, respectively.

The Group estimates that, other factors being constant, a 10% decrease in equity indexes at year-end would decrease profit before income tax for the years ended June 30, 2014 and 2013 in Ps. 6.4 million and Ps. 5.7 million respectively. A 10% increase in equity indexes would have an equal and opposite effect on the statement of income.

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

4.           Financial Risk Management (Continued)

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Financial Risk Management (Continued)

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 96.6% and 95.6% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, office and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts. As a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group, as applicable. If customers are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See Note 16 for details.

On the other hand, property receivables related to the sale of trading properties represent 0.7% and 1.17% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

4.           Financial Risk Management (Continued)

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the conditions existing at each reporting date.

At June 30, 2014	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	320,920	59,638	47,743	16,582	46,911	491,794
Borrowings (excluding finance lease liabilities)	566,795	171,709	925,209	85,254	-	1,748,967
Finance leases	1,545	425	426	-	-	2,396
Derivative financial instruments	14,225	-	-	-	-	14,225
Total	903,485	231,772	973,378	101,836	46,911	2,257,382

At June 30, 2013	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	305,480	59,770	28,717	28,767	14,744	437,478
Borrowings (excluding finance lease liabilities)	712,981	125,888	109,774	585,804	-	1,534,447
Finance leases	1,138	1,252	-	-	-	2,390
Derivative financial instruments	1,732	-	-	-	-	1,732
Total	1,021,331	186,910	138,491	614,571	14,744	1,976,047

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Financial Risk Management (Continued)

(d)	Capital risk management

The capital structure of the Group consists of shareholders’ equity and short-term to long-term net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 23. The Group’s equity is analyzed into its various components in the statement of changes in equity.

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

The following table details a number of the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Company’s strategy:

	June 30, 2014	June 30, 2013
Gearing ratio (i)	60.27%	54.09%
Debt ratio (ii)	83.83%	70.48%

(i)	Calculated as total current and non-current borrowings divided by total current and non-current borrowings plus equity.
(ii)
Calculated as total current and non-current borrowings divided by total properties (including trading properties, property, plant and equipment, property investments and units to receive under barter agreements).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Financial Risk Management (Continued)

4.1	Other non-financial risks

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

4.           Financial risk management (Continued)

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

5.	Critical accounting estimates, assumptions and judgments

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

5.1.	Critical accounting estimates and assumptions

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

5.           Critical accounting estimates, assumptions and judgments (Continued)

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

The following table shows the amounts of goodwill and non-current assets other than goodwill of the CGUs where goodwill was allocated for each of the years ended June 30, 2014 and 2013:

CGU	Country	Segment	June 30, 2014	June 30, 2013
Conil	Argentina	Shopping Centers	506	506
Arcos del Gourmet	Argentina	Shopping Centers	20,873	20,873
Value at year end of non-current assets other than goodwill (i)			248,822	133,212
Total assets allocated to CGUs			270,201	154,591

(i)	Non-current assets include investment properties (principally shopping centers and offices), property, plant and equipment, intangible assets and negative working capital.

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

For purposes of calculating the fair value for impairment tests and/or to disclose it in a note to the financial statements the Group uses various valuation techniques: discounted cash flows, capitalization method and market comparables, depending on the type of ownership involved, as indicated below.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

During the fiscal year ended June 30, 2014, the Group decided to modify the methodology previously used to determine fair market values of its shopping centers, shifting from discounted cash flows as of June 2013 to capitalization method in June 2014.

The methodology used by the Group involves simulation models in which the current annual operating income flows of a given property is considered to be a stabilized flow in perpetuity, which is divided by a capitalization rate derived from market comparables. This rate is adjusted by existing differences with the comparables in major features such as size, location and/or condition of asset, in order to determine its fair value. The Group considers that the new methodology reflects more reliably the fair market value of its shopping centers as it is based on the current annual net operating income of Group’s assets and uses market information to determine the capitalization rate; as such, it is a more transparent valuation method internationally recognized in the industry. In addition, it is the same valuation methodology used to determine shopping centers’ value by other companies, hence, it is more useful to make comparisons against such valuations.

As of June 30, 2014 and 2013 fair value of investment properties was computed using an average capitalization rate of approximately 10% (a 9% to 12% range was considered).

Generally, an increase in the annual flow of operating income will lead to an increase in the fair value of investment properties. An increase in the capitalization rate will lead to a decline in the fair value of investment properties.

The Group has modified the fair market value of its shopping centers as of June 30, 2013 to render it comparable with the value as of June 30, 2014.

This modification was solely introduced for those assets that are currently operating and generate an annual flow of net operating income. Where such information was not observable, the discounted cash flow or comparable methods continue to be used.

Under the comparative sale method (or comparable market), the sale price of comparable properties located nearby is adjusted by the differences in the most significant features of such property, such as, size and condition. The most relevant data included in this method is the price per square meter.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

The following table details the models used for each segment:

	2014	2013
Operating Shopping Centers	Capitalization	Capitalization (“)
Non-operating Shopping Centers	Discounted cash flows / Market comparable	Discounted cash flows / Market comparable
Offices and others	Market comparable	Market comparable

(“) Previously the Group used discounted cash flows.

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

As described on Note 2.15., the Group makes some estimation in order to calculate the allowance for trade receivables. If the amount estimated differs to the present value, actual write-offs might be higher/lower than expected.

5.2.           Critical judgments in applying the Group’s accounting policies

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

Management assesses the realizability of deferred tax assets by considering whether it is probable that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. See Note 26 for details.

6.	Segment reporting

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

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•
The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is ten per cent or more of the combined revenue, internal and external, of all operating segments.

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

6.           Segment reporting (Continued)

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

•
The “Office and others” Segment includes the operating results of the Group’s lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

•	The “Sales and Development” Segment includes the operating results of sales of Undeveloped parcels of land and/or trading properties, and the results related with its development and maintenance.

•
The “Financial operations and others” segment primarily includes the financial activities carried out by the associate Tarshop S.A., the residual financial operations of its subsidiary Apsamedia S.A. (merged this year with APSA) and e-commerce activities carried out by the associate Avenida Inc..

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Segment reporting (Continued)

Below is a summarized analysis of the lines of business of the Group for the fiscal years ended June 30, 2014 and 2013:

	Fiscal year ended June 30, 2014
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers portfolio	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	2,048,516	35,688	51,917	574	2,136,695
Costs	(940,637)	(17,872)	(10,916)	(373)	(969,798)
Gross Profit	1,107,879	17,816	41,001	201	1,166,897
Gain from disposal of investment properties	-	-	308	-	308
General and administrative expenses	(101,538)	(253)	-	(55)	(101,846)
Selling expenses	(73,427)	(817)	(3,851)	110	(77,985)
Other operating results, net	(43,743)	-	13,390	54	(30,299)
Profit from Operations	889,171	16,746	50,848	310	957,075
Share of loss of associates and joint ventures	-	(899)	-	(18,500)	(19,399)
Segment profit (loss) Before Financing and Taxation	889,171	15,847	50,848	(18,190)	937,676

Investment properties	1,655,241	166,288	35,572	-	1,857,101
Property, plant and equipment	20,455	3,196	-	-	23,651
Trading properties	-	-	9,539	-	9,539
Goodwill	1,829	3,911	-	-	5,740
Right to receive units ("Barters")	9,264	-	23,608	-	32,872
Inventories	10,625	-	-	-	10,625
Investments in associates	-	23,208	-	33,680	56,888
Operating assets (ii)	1,697,414	196,603	68,719	33,680	1,996,416

(i)	The Group’s revenues are entirely originated in Argentina.
(ii)	All of the Group’s assets included in the segment are located in Argentina.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Segment reporting (Continued)

	Fiscal year ended June 30, 2013
	Urban properties			Investments	Total urban properties and investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	1,625,013	25,778	4,262	1,203	1,656,256
Costs	(743,004)	(14,145)	(3,480)	(907)	(761,536)
Gross Profit	882,009	11,633	782	296	894,720
Gain from disposal of investment properties	-	-	236	-	236
General and administrative expenses	(67,597)	(218)	-	(250)	(68,065)
Selling expenses	(58,908)	(895)	(625)	(1,588)	(62,016)
Other operating results, net	(41,683)	(40)	-	2,377	(39,346)
Profit from Operations	713,821	10,480	393	835	725,529
Share of profit / (loss) of associates and joint ventures	-	(2,514)	-	2,540	26
Segment profit Before Financing and Taxation	713,821	7,966	393	3,375	725,555

Investment properties	1,586,752	105,594	35,158	-	1,727,504
Property, plant and equipment	17,385	2,896	-	-	20,281
Trading properties	-	-	7,644	-	7,644
Goodwill	1,829	3,911	-	-	5,740
Right to receive units ("Barters")	9,264	-	30,959	-	40,223
Inventories	10,002	-	-	-	10,002
Investments in associates and joint ventures	-	23,385	-	39,139	62,524
Operating assets (ii)	1,625,232	135,786	73,761	39,139	1,873,918

(i)	The Group’s revenues are entirely originated in Argentina.
(ii)	All of the Group’s assets included in the segment are located in Argentina.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Segment reporting (Continued)

	Fiscal year ended June 30, 2012
	Urban properties			Investments	Total urban properties and investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	1,321,589	14,759	32,171	4,836	1,373,355
Costs	(602,670)	(7,625)	(10,610)	(1,687)	(622,592)
Gross Profit	718,919	7,134	21,561	3,149	750,763
General and administrative expenses	(58,324)	-	(57)	(296)	(58,677)
Selling expenses	(44,175)	(483)	(1,581)	2,157	(44,082)
Other operating results, net	(21,613)	-	-	736	(20,877)
Profit from Operations	594,807	6,651	19,923	5,746	627,127
Share of profit of associates and joint ventures	-	-	-	4,970	4,970
Segment profit Before Financing and Taxation	594,807	6,651	19,923	10,716	632,097

Investment properties	1,477,326	142,334	35,158	-	1,654,818
Property, plant and equipment	15,989	1,496	-	-	17,485
Trading properties	-	-	8,387	-	8,387
Goodwill	1,829	3,911	-	-	5,740
Right to receive units ("Barters")	9,264	-	30,959	-	40,223
Inventories	10,394	-	-	-	10,394
Investments in associates	-	-	-	36,600	36,600
Operating assets (ii)	1,514,802	147,741	74,504	36,600	1,773,647

(j)	The Group’s revenues are entirely originated in Argentina.
(ii)	All of the Group’s assets included in the segment are located in Argentina.

Group´s shopping centers, offices and other rental properties, and trading properties, are located in Argentina.

For purposes of segment reporting, the operating income from the joint businesses Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint businesses is reported in the income statement line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the income statement. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment reporting (Continued)

Moreover, operating results of Entertainment Holding S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of la Rural S.A..

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

	June 30, 2014
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	As per Statement of Income
Revenue	2,136,695	(23,321)	(360)	2,113,014
Costs	(969,798)	13,200	360	(956,238)
Gross Profit / (Loss)	1,166,897	(10,121)	-	1,156,776
Gain from disposal of investment properties	308	-	-	308
General and administrative expenses	(101,846)	293	108	(101,445)
Selling expenses	(77,985)	1,131	-	(76,854)
Other operating results, net	(30,299)	3,020	(108)	(27,387)
Profit / (Loss) from Operations	957,075	(5,677)	-	951,398
Share of profit / (loss) of associates and joint ventures	(19,399)	5,864	-	(13,535)
Segment Profit / (Loss) before Financing and Taxation	937,676	187	-	937,863

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment reporting (Continued)

	June 30, 2013
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	As per Statement of Income
Revenue	1,656,256	(18,845)	-	1,637,411
Costs	(761,536)	11,671	-	(749,865)
Gross Profit / (Loss)	894,720	(7,174)	-	887,546
Gain from disposal of investment properties	236	-	-	236
General and administrative expenses	(68,065)	237	108	(67,720)
Selling expenses	(62,016)	1,190	-	(60,826)
Other operating results, net	(39,346)	1,876	(108)	(37,578)
Profit / (Loss) from Operations	725,529	(3,871)	-	721,658
Share of profit / (loss) of associates and joint ventures	26	(628)	-	(602)
Segment Profit / (Loss) before Financing and Taxation	725,555	(4,499)	-	721,056

	June 30, 2012
	Total Segment reporting	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	As per Statement of Income
Revenues	1,373,355	(5,918)	-	1,367,437
Costs	(622,592)	3,314	-	(619,278)
Gross Profit / (Loss)	750,763	(2,604)	-	748,159
General and administrative expenses	(58,677)	494	-	(58,183)
Selling expenses	(44,082)	706	-	(43,376)
Other operating results, net	(20,877)	61	-	(20,816)
Profit / (Loss) from Operations	627,127	(1,343)	-	625,784
Share of profit / (loss) of associates and joint ventures	4,970	(1,212)	-	3,758
Segment Profit / (Loss) before Financing and Taxation	632,097	(2,555)	-	629,542

Total segment assets are allocated based on the operations of the segment and the physical location of the assets. In line with the discussion above, assets assigned to each segment include the proportionate share of the assets of the joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment reporting (Continued)

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	June 30, 2014	June 30, 2013	June 30, 2012
Total operating assets as per Segment Information	1,996,416	1,873,918	1,773,647
Investment properties	(103,609)	(105,868)	(110,288)
Property, plant and equipment	(99)	(112)	-
Goodwill	(5,234)	(5,234)	(5,234)
Trading properties	-	-	-
Inventories	(257)	(106)	-
Investments in associates and joint ventures	114,956	108,593	77,855
Total assets as per the Statement of Financial Position	2,002,173	1,871,191	1,735,980

The Group’s revenues for each of its reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

7.	Information about subsidiaries

General information

The Group conducts its business through several operating and holding subsidiaries. See the Group’s shareholding structure, percentages of interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3.(a).

See Note 3 for information about acquisitions and disposals of subsidiaries made during the fiscal years ended June 30, 2014 and 2013.

Restrictions, commitments and other matters in respect of subsidiaries

According to the laws of Argentina in which the Group operates, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of this reserve. Dividends are paid out across the Group’s subsidiaries based on their individual accounting statements.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

Arcos del Gourmet

The Group committed with the Government of the City of Buenos Aires to execute the works for Arcos del Gourmet S.A.. The works in Arcos del Gourmet S.A. as of June 30, 2014 and 2013 amounted to Ps. 236,202 and Ps. 136,313, respectively.

As of June 30, 2014, contractual obligations arise mainly from constructions related with each project and amount to Ps. 234 million. On December 10, 2013, Administrative and Tax Contentious Court of the Autonomous City of Buenos Aires ratified an injunction that suspends the opening of the shopping center on the grounds that it has failed to obtain certain government permits. Despite the fact that the construction has all government permits in place, the Company has filed an appeal against the decision and has requested that the injunction be lifted, with favorable expectations. Along this line, on April 10, 2014, the government of the Autonomous City of Buenos Aires issued a new environmental compliance certificate.

On the other hand, in one of the two judicial processes (amparos – actions intended to protect constitutional rights) currently being heard, “Charlon, Marcelo Alejandro and others VS. GCBA on/ amparo”, the Court of Appeals referred above confirmed the decision rendered by the lower court  whereby the action was abated, as per notice served upon us on September 1, 2014. This means the process has concluded with the decision being favorable to us.

As to the other process entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires (FECOBA) and others vs. GCBA on amparo”, on August 29, 2014 the lower court rendered a decision rejecting the case.

Shopping Neuquén

The Group entered into an agreement with the Municipality of Neuquén whereby it agreed to build all the Shopping Center in a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes As of June 30, 2014 and 2013 the works in Shopping Neuquén S.A. amount to Ps. 121,564 and Ps. 43,138, respectively.

At June 30, 2014, contractual obligations mainly correspond to constructions regarding this project and amount to Ps. 205 million. The project is expected to be completed in March, 2015.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

Information on subsidiaries with material non-controlling interests

As mentioned in Note 2.3.a), the following non-controlling interests are considered significant to the Group:

	Equity attributable to Non-controlling interest
Subsidiary	June 30, 2014	June 30, 2013
Panamerican Mall S.A.	148,368	126,503

The non-controlling interests for the remaining subsidiaries aggregate Ps. 43,734 and Ps. 35,389 as of June 30, 2014 and 2013, respectively. None of these subsidiaries have non-controlling interests which are individually considered material to the Group.

Set out below is the summarized financial information on subsidiaries with material non-controlling interests:

Summarized statement of financial position

	PAMSA
	June 30, 2014	June 30, 2013
ASSETS
Total non-current assets	474,207	516,785
Total current assets	361,857	191,869
TOTAL ASSETS	836,064	708,654

LIABILITIES
Total non-current liabilities	17,895	17,456
Total current liabilities	76,329	58,681
TOTAL LIABILITIES	94,224	76,137
NET ASSETS	741,840	632,517
(i) Exclude trade and other payables and provisions.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

Summarized statement of income and statement of comprehensive income

	PAMSA
	June 30, 2014	June 30, 2013	June 30, 2012
Revenue	262,273	206,792	163,536
Profit before income tax	168,211	98,653	63,635
Income tax	(58,888)	(34,702)	(22,335)
Profit for the year	109,323	63,951	41,300
Total Comprehensive Income for the year	109,323	63,951	41,300
Profit attributable to non-controlling interest	21,865	12,790	8,260
Dividends paid to non-controlling interest	-	9,170	2,000

Summarized statement of cash flows

	PAMSA
	June 30, 2014	June 30, 2013	June 30, 2012
Net cash (used in) generated from operating activities	(23,749)	113,490	93,281
Net cash generated from / (used in) investing activities	60,871	(91,034)	(52,714)
Net cash used in financing activities	(4,301)	(41,814)	(12,614)
Net increase / (decrease) in cash and cash equivalents	32,821	(19,358)	27,953
Cash and cash equivalents at beginning of the year	11,416	29,885	486
Foreign exchange gain on cash and cash equivalents	150	888	1,446
Cash and cash equivalents at end of the year	44,387	11,415	29,885

The information above is the amount before inter-company eliminations.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in subsidiaries with material non-controlling interests is as follows:

	PAMSA
	June 30, 2014	June 30, 2013
Net assets at the begging of the year	632,517	614,414
Profit for the year	109,323	63,951
Dividend distribution	-	(45,848)
Net assets at the end of the year	741,840	632,517
Net assets at the participating interest	80%	80%
Interests in joint ventures	593,472	506,014
Higher Value	98,088	101,553
Book value at the end of the year	691,560	607,567

8.	Interests in joint ventures

General information

The accounting policy used by the Group to value its interest in joint ventures, materiality criteria and other relevant information concerning these investments are described in Note 2.3.(e).

See Note 3 for information about acquisitions and disposals of joint ventures made during the fiscal years ended June 30, 2014 and 2013.

The table below lists the Group’s investments and the values of interests in joint ventures for the fiscal years ended June 30, 2014 and 2013, as well as the Group’s interest in comprehensive income of such companies as of June 30, 2014, 2013 and 2012:

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

					Value of Group´s interest in equity		Group´s interest in comprehensive income			% of ownership interest held
					June 30,		June 30,			June 30,			Last financial statements issued
Name of the entity	Place of business / country of incorporation	Main Activity	Nature of the relationship	Common shares 1 vote	2014	2013	2014	2013	2012	2014	2013	2012	Share capital (nominal value)	Profit for the year		Equity
Entertainment Holdings S.A.	Argentina	Real estate investment	(2)	22,395,574	23,267	23,385	(838)	(2,514)	-	50%	50%	-	44,791		(1,596)	39,627
Quality Invest S.A. (1)	Argentina	Real estate investment	(3)	70,314,342	88,086	86,610	976	(3,357)	(958)	50%	50%	50%	140,629		2,383	129,803
Nuevo Puerto Santa Fe S.A. (1)	Argentina	Real estate investment	(4)	138,750	26,870	21,982	4,874	2,729	(186)	50%	50%	50%	27,750		10,124	43,132
Entrenimiento Universal S.A.	Argentina	Event organization and others	(5)	300	(59)	-	(47)	-	-	2.5%	-	-	12	(6)	(1,073)	(2,372)
					138,164	131,977	4,965	(3,142)	(1,144)

(1)	Considered to be material to the Group.
(2)	Entertainment Holdings S.A is an investment company that owns 25% of La Rural S.A., engaged in the exploitation of the exhibition grounds in Buenos Aires. See Note 3.
(3)	Quality Invest S.A. (“Quality is a company engaged in the exploitation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.). See Note 3.
(4)	Nuevo Puerto Santa Fe S.A. ("NPSF") owns the right to use and operate a shopping center in the port of the city of Santa Fe, Province of Santa Fe (“La Ribera Shopping”). See Note 3.
(5)	Entrenimiento Universal S.A. is a company engaged in event organization, shows and food services. See Note 3.
(6)	Correspond to the profit for the period beginning on January 1, 2014 and ended June 30, 2014.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

The shares in these joint ventures are not publicly traded so they have no listed market price available.

Evolution of the Group’s investments in joint ventures for the fiscal years ended June 30, 2014 and 2013 were as follows:

	June 30, 2014	June 30, 2013
Beginning of the year	131,977	77,855
Acquisition of joint ventures	-	25,899
Share of profit / (loss)	4,965	(3,142)
Capital contributions	1,222	32,615
Dividends paid	-	(1,250)
End of the year	138,164	131,977

Restrictions, commitments and other matters in respect of joint ventures

According to Argentine law, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal limit of this reserve.

Quality Invest S.A.

On March 2011 Quality subscribed an agreement of purchase for the property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter “Nobleza”) located in San Martin, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. The purchase price was agreed on USD 33.0 million, and payment was made as per the following detail: USD 9.9 million have already been paid, and the balance to be cancelled as from May 31, 2012, in three equal and consecutive annual installments, plus interests at a 7.5% nominal annual rate. In guarantee, Quality constituted in favor of Nobleza a first-grade privilege mortgage on the real estate. As of June 30, 2013, the debt was paid off and the mortgage was released. Nobleza sold the plant as part of its plan of relocating its operations.  At the same time, Quality subscribed a lease agreement with Nobleza, by means of which Nobleza will rent the property for a maximum term of 3 years. On April 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. Later, the Court of Appeals confirmed the CNDC’s decision regarding the obligation to serve notice and consequently, therefore, on February 23, 2012 local Form F1 was filed, which as of the balance sheet date is still in process.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

Entertainment Holdings S.A.

As noted in Note 3, APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)´s capital stock and votes and, as a consequence, APSA, which operates the fairground Predio Ferial de Buenos Aires, holds a jointly indirect interest in LRSA of 25%.

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

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/2012 was found to be unconstitutional, such order shall have no legal effects either in EHSA or in the acquisition by APSA of an equity interest in EHSA. However, should the opposite happen, that is, a court order declaring the nullity of Executive Order 2699/91 could have a real impact on acquired assets. In this scenario, the judicial decision may  render the purchase of the Plot of Land by SRA null and void , and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

Notwithstanding the above,  to date we have no idea that any judicial measure petitioned by the owner of the Plot of Land and/or the National Government, or the corresponding appeals or rulings, may have affected the actual use of the Plot of Land.

There are no contingent liabilities relating to the Group´s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other those previously the mentioned above.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

Information about significant joint ventures

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

Summarized statements of financial position

	June 30, 2014
	QUALITY	NPSF
ASSETS
Total non-current assets	132,806	26,816
Total current assets	2,473	39,064
Total assets	135,279	65,880
LIABILITIES
Total non-current liabilities	1,677	9,975
Total current liabilities	3,799	12,773
Total liabilities	5,476	22,748
Net assets	129,803	43,132
(i) Exclude trade and other payables and provisions.

	June 30, 2013
	QUALITY	NPSF
ASSETS
Total non-current assets	134,922	26,341
Total current assets	969	19,462
Total assets	135,891	45,803
LIABILITIES
Total non-current liabilities	3,174	5,467
Total current liabilities	6,297	7,328
Total liabilities	9,471	12,795
Net assets	126,420	33,008
(i)	Exclude trade and other payables and provisions.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

Summarized statements of comprehensive income

	QUALITY			NPSF
	June 30, 2014	June 30, 2013	June 30, 2012	June 30, 2014	June 30, 2013	June 30, 2012
Revenues	16,476	14,235	16,343	30,167	23,649	15,688
Profit / (Loss) before income tax	587	(5,855)	(4,208)	15,596	8,925	3,570
Income taxes	1,796	(437)	(2,243)	(5,472)	(3,112)	(1,300)
(Loss) / Profit for the year	2,383	(6,292)	(6,451)	10,124	5,813	2,270
Total Comprehensive Income for the year	2,383	(6,292)	(6,451)	10,124	5,813	2,270
Profit / (loss) attributable to non-controlling interest	1,192	(3,146)	(3,225)	5,062	2,907	1,135
Dividends paid to non-controlling interest	-	-	-	-	1,250	-

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies and fair value adjustments made at the time of the acquisition.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in material joint ventures is as follows:

	QUALITY		NPSF
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net assets at the beginning of the year	126,420	67,473	33,008	29,695
Increases in capital / Irrevocable contributions	1,000	65,239	-	-
Dividends distribution	-	-	-	(2,500)
(Loss) / Profit for the year	2,383	(6,292)	10,124	5,813
Net assets at the end of the year	129,803	126,420	43,132	33,008
Interest held	50%	50%	50%	50%
Interests in joint ventures	64,902	63,210	21,566	16,504
Goodwill	3,911	3,911	1,323	1,323
Higher Value	19,273	19,489	3,980	4,155
Book amount at the end of the year	88,086	86,610	26,869	21,982

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates

General information

The accounting policy used by the Group to value its interest in associates, materiality criteria and other relevant information concerning these investments are described in Note 2.3.(d).

As of June 30, 2013 the Group’s ownership interest in Tarshop S.A. is 20%.Tarshop S.A. is a company incorporated in Argentina engaged primarily in financing consumption through loans and credit cards.

During the present year the Group has acquired shares in associate Avenida Inc. (see Note 3). Consequently, as of June 30, 2014 the investments in associates are Tarshop S.A. and Avenida Inc..

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

Below is the value of the ownership interest in the Group's associates and its interest in comprehensive income:

				Value of Group´s interest in equity		Group´s interest in comprehensive income			% of ownership interest held
				June 30,		June 30,			June 30,			Last financial statements issued
Name of the entity	Place of business / country of incorporation	Main Activity	Common shares 1 vote	2014	2013	2014	2013	2012	2014	2013	2012	Share capital (nominal value)	Profit for the year	Equity
Tarshop S.A. (1)	Argentina	Consumer financing	26,759,288	22,584	39,140	(16,556))	2,540	21,047	20%	20%	20%	133,796	(85,940)	117,648
Avenida Inc. (2)	United States	Investment	3,703,704	11,096	-	(1,944))	-	-	24.79%	-	-	16,000	(8,552)	7,448
				33,680	39,140	(18,500))	2,540	21,047

(1)	Tarshop is primarily engaged in credit card and loan origination activities.
(2)	Avenida Inc. is primarily engaged in investing activities. As of June 30, 2014 holds 100% of Avenida Compras S.A., a Company engaged in e-commerce activity.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

The shares in these associates are not publicly traded so they have no listed market price available.

Changes in the Group’s interest in associates for the fiscal years ended June 30, 2014 and 2013 were as follows:

	June 30, 2014	June 30, 2013
Beginning of the year	39,140	36,600
Share of (loss) / profit	(18,500)	2,540
Acquisitions	13,040	-
End of the year	33,680	39,140

Commitments and restrictions in respect of associates

According to the laws of Argentina in which the Group operates, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s associates have not reached the legal limit of this reserve.

There are no contingent liabilities relating to the Group´s interest in associates, and there are no contingent liabilities of the associates.

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

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

Information about significant associates

Set out below is the summarized financial information of associates considered significant to the Group as of June 30, 2014 and 2013:

Summarized statement of financial position

	TARSHOP
	June 30, 2014	June 30, 2013
Assets
Total non-current assets	210,184	197,269
Current
Cash and cash equivalents	96,101	55,901
Other current assets	1,272,962	1,035,217
Total current assets	1,369,063	1,091,118
Total assets	1,579,247	1,288,387
Liabilities
Non-current
Financial liabilities (i)	223,379	227,130
Other liabilities	286	303
Total non-current liabilities	223,665	227,433
Current
Financial liabilities (i)	885,233	556,116
Other liabilities	352,701	301,250
Total current liabilities	1,237,934	857,366
Total liabilities	1,461,599	1,084,799
Net assets	117,648	203,588
(i) Exclude trade and other payables and provisions.

Summarized statements of comprehensive income

	TARSHOP
	June 30, 2014	June 30, 2013	June 30, 2012
Net income from financing	230,849	317,797	282,382
Net income from services	233,197	166,047	109,640
Uncollectible write-offs net of recoveries	(111,624)	(106,701)	(72,167)
Income taxes	30,003	(9,141)	591
(Loss) / Profit for the year	(85,940)	9,544	21,687
Total comprehensive income for the year	(85,940)	9,544	21,687

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

The information above reflects the amounts presented in the financial statements of the associate (and not the Group’s share of those amounts) adjusted for differences in Group´s accounting policies and fair value adjustments made at the time of the acquisition.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in material associates is as follows:

	TARSHOP
	June 30, 2014	June 30, 2013
Net assets at beginning of the year	203,588	194,044
(Loss) / Profit for the year	(85,940)	9,544
Net assets at end of the year	117,648	203,588
Interest held	20%	20%
Interest in associates	23,530	40,718
Unrealized results related to an intercompany transaction	(946)	(1,578)
Book amount at the end of the year	22,584	39,140

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties

Changes in the Group’s investment properties for the years ended June 30, 2014 and 2013 were as follows:

	Shopping centers portfolio	Office and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At June 30, 2012
Costs	2,349,739	146,899	80,096	35,262	2,611,996
Accumulated depreciation	(1,052,086)	(15,380)	-	-	(1,067,466)
Net book amount	1,297,653	131,519	80,096	35,262	1,544,530
Year ended June 30, 2013
Opening net book amount	1,297,653	131,519	80,096	35,262	1,544,530
Additions	47,646	5,690	1,763	144,189	199,288
Transfers	(86)	86	-	-	-
Sales	-	(97)	-	-	(97)
Disposal of unused assets	(65)	-	-	-	(65)
Depreciation charge (i) (Note 31)	(116,772)	(5,248)	-	-	(122,020)
Closing net book amount	1,228,376	131,950	81,859	179,451	1,621,636
At June 30, 2013
Costs	2,397,234	152,578	81,859	179,451	2,811,122
Accumulated depreciation	(1,168,858)	(20,628)	-	-	(1,189,486)
Net book amount	1,228,376	131,950	81,859	179,451	1,621,636
Year ended June 30, 2014
Opening net book amount	1,228,376	131,950	81,859	179,451	1,621,636
Additions	61,108	4,302	111	179,303	244,824
Transfers	(25,332)	26,774	(1,442)	-	-
Reclasification to trading properties	-	-	-	(803)	(803)
Disposal of unused assets	(35)	-	-	-	(35)
Sales	-	-	-	(185)	(185)
Depreciation charge (i) (Note 31)	(105,002)	(6,943)	-	-	(111,945)
Closing net book amount	1,159,115	156,083	80,528	357,766	1,753,492
At June 30, 2014
Costs	2,432,975	183,654	80,528	357,766	3,054,923
Accumulated depreciation	(1,273,860)	(27,571)	-	-	(1,301,431)
Net book amount	1,159,115	156,083	80,528	357,766	1,753,492

(i) As of June 30, 2014 and 2013 depreciation charges of investment properties were included in “Costs” in the statement of income (Note 31).

The following amounts have been recognized in the statement of income:

	June 30, 2014	June 30, 2013	June 30, 2012
Rental and service income	2,060,523	1,631,946	1,330,430
Cost of property operations	(944,949)	(745,478)	(606,981)
Gain from disposal of investment properties	308	236	-

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A. As of June 30, 2014 and 2013 works in Shopping Neuquén S.A. amount to Ps. 121,564 and Ps. 43,138, respectively. Works in Arcos del Gourmet S.A. as of June 30, 2014 and 2013 amount to Ps. 236,202 and Ps. 136,313, respectively. The Group has contractual obligations relating to future works, described in Note 7.

Borrowing costs incurred during the fiscal year ended June 30, 2014, 2013 and 2012 amounted to Ps. 22,376, Ps.10,307 and Ps.1,515, respectively, capitalized at the rate of the Group’s overall loans, which averages 15%. Such costs correspond to the projects Distrito Arcos, Alto Comahue and Soleil Premium Outlet.

Certain of the Group’s investment properties assets have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other liabilities.  The net book value of those properties as of June 30, 2014 and 2013 is as follows:

	June 30, 2014	June 30, 2013
Soleil Premium Outlet (i)	88,634	91,380
Córdoba Shopping (ii)	52,113	58,240
Total	140,747	149,620

(i)
 On August 22, 2014, APSA paid the balance of the purchase price for the shopping center known as “Soleil Premium Outlet” in the amount of Ps. 105.8 million (USD 12.6 million plus interest). As a result, the mortgage granted in favor of INC S.A. was fully   discharged.

(ii)
A portion of the Córdoba Shopping center property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to Ps. 13.2 million and Ps. 15.5 million, as of June 30, 2014 and 2013, respectively. The debt is included in “Trade and other payables” in the statement of financial position.

As of June 30, 2014 and 2013 the fair value of investment properties amounts to Ps. 13,511.7 million and Ps. 10,678.4 million respectively. The fair values are based on comparable values of certain qualified external appraisers (Level 2 of fair value hierarchy) except in the case of shopping centers, where fair value is based on the market capitalization valuation (Level 3 of the fair value hierarchy). In the first case, sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the m2 (square meter). In the second case, the capitalization rates used also take into account specific aspects of each property.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

The following is a summary of the Group´s investment properties by type as of June 30, 2014, prepared in accordance with SEC S-X12-28:

		Initial Costs		Subsequent costs	Cost at year-end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life for calculating depreciation
Shopping Centers portfolio:
Abasto	-	9,753	251,247	9,089	9,753	260,336	270,089	(149,408)	120,681	nov-98	jul-94	18
Alto Palermo Shopping	-	8,694	459,259	5,775	8,694	465,034	473,728	(360,263)	113,465	oct-90	nov-97	16
Alto Avellaneda	-	18,089	186,584	11,385	18,089	197,969	216,058	(169,625)	46,433	oct-95	dec-07	13
Paseo Alcorta	-	8,006	101,992	4,781	8,006	106,773	114,779	(78,015)	36,764	jun-92	jun-97	15
Alto Noa	-	227	46,336	1,899	227	48,235	48,462	(35,348)	13,114	sep-94	mar-95	15
Buenos Aires Design	-	-	53,083	8,475	-	61,558	61,558	(51,335)	10,223	nov-93	nov-97	4
Patio Bullrich	-	9,814	163,711	5,324	9,814	169,035	178,849	(113,300)	65,549	sep-88	oct-98	18
Alto Rosario	-	25,686	74,743	1,792	25,686	76,535	102,221	(36,417)	65,804	nov-04	nov-04	20
Mendoza Plaza	-	10,546	126,413	8,015	10,546	134,428	144,974	(79,270)	65,704	jun-94	dec-94	17
Dot Baires Shopping	-	84,890	364,359	119,192	84,890	483,551	568,441	(116,476)	451,965	may-09	nov-06	27
Córdoba Shopping	Antichresis	5,009	98,714	4,398	5,009	103,112	108,121	(56,008)	52,113	mar-90	dec-06	16
Patio Olmos	-	11,532	21,417	-	11,532	21,417	32,949	(4,283)	28,666	may-95	sep-07	18
Soleil Premium Outlet	Mortgage	23,267	55,905	33,574	23,267	89,479	112,746	(24,112)	88,634	-	jul-10	11
Shopping centers portfolio		215,513	2,003,763	213,699	215,513	2,217,462	2,432,975	(1,273,860)	1,159,115
Office and other rental properties portfolio:
Abasto offices		-	-	12,230	-	12,230	12,230	(1,221)	11,009	mar-13	-	-
Dot building	-	13,346	68,446	21,961	13,346	90,407	103,753	(12,778)	90,975	sep-10	nov-06	30
Building annexed to DOT	-	25,332	-	-	25,332	-	25,332	-	25,332	-	nov-06	-
Anchorena 559	-	3,018	13,316	-	3,018	13,316	16,334	(4,358)	11,976	-	-	-
Ocampo parking space	-	3,201	21,137	225	3,201	21,362	24,563	(9,214)	15,349	-	sep-06	24
Zelaya 3102	-	1,442	-	-	1,442	-	1,442	-	1,442	-	jul-05	-
Office and other rental properties portfolio		46,339	102,899	34,416	46,339	137,315	183,654	(27,571)	156,083
Undeveloped parcels of land:
Luján plot of land	-	41,861	-	111	41,861	111	41,972	-	41,972	-	may-12	-
Caballito – Ferro	-	36,890	-	-	36,890	-	36,890	-	36,890	-	nov-97	-
Conil	-	1,666	-	-	1,666	-	1,666	-	1,666	-	-	-
Undeveloped parcels of land		80,417	-	111	80,417	111	80,528	-	80,528
Properties under development:
Distrito Arcos	-	-	-	236,202	-	236,202	236,202	-	236,202	-	nov-09	-
Alto Comahue	-	1,143	4,467	115,954	1,143	120,421	121,564	-	121,564	under development	may-06	-
Properties under development		1,143	4,467	352,156	1,143	356,623	357,766	-	357,766
Total		343,412	2,111,129	600,382	343,412	2,711,511	3,054,923	(1,301,431)	1,753,492

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2014 and 2013 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At June 30, 2012
Costs	11,906	16,571	61,023	291	56	89,847
Accumulated depreciation	(8,661)	(6,882)	(56,535)	(284)	-	(72,362)
Net book amount	3,245	9,689	4,488	7	56	17,485
Year ended June 30, 2013
Opening net book amount	3,245	9,689	4,488	7	56	17,485
Additions	415	529	8,899	-	-	9,843
Transfers	-	(6,186)	6,186	-	-	-
Disposals	-	-	(3)	-	-	(3)
Depreciation charges (i) (Note 31)	(776)	(690)	(5,683)	(7)	-	(7,156)
Closing net book amount	2,884	3,342	13,887	-	56	20,169
At June 30, 2013
Costs	12,321	10,914	76,105	291	56	99,687
Accumulated depreciation	(9,437)	(7,572)	(62,218)	(291)	-	(79,518)
Net book amount	2,884	3,342	13,887	-	56	20,169
Year ended June 30, 2014
Opening net book amount	2,884	3,342	13,887	-	56	20,169
Additions	1,488	1,524	8,917	-	-	11,929
Disposal of unused assets	-	-	(36)	-	-	(36)
Depreciation charge (i) (Note 31)	(1,187)	(772)	(6,551)	-	-	(8,510)
Closing net book amount	3,185	4,094	16,217	-	56	23,552
At June 30, 2014
Costs	13,809	12,438	84,986	291	56	111,580
Accumulated depreciation	(10,624)	(8,344)	(68,769)	(291)	-	(88,028)
Net book amount	3,185	4,094	16,217	-	56	23,552

(i)
As of June 30, 2014 and 2013, depreciation charges were included in “Costs” for Ps. 7,898 and Ps. 6,479, in “General and administrative expenses” for Ps. 524 and Ps. 591, and in “Selling expenses“ for Ps. 88 and Ps. 86, respectively, in the Statement of Income (Note 31).

As of June 30, 2014 and 2013 there are no Properties under development included in this item.

During the fiscal years ended June 30, 2014 and 2013, borrowing costs were no capitalized.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment (Continued)

None of the Group’s items of property, plant and equipment have been mortgaged to secure some of the Group’s borrowings.

The Group leases computer equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years and ownership of the assets lie within the Group (Note 27). Book amount of these equipment, included in class “Machinery and equipment” is as follows:

	June 30, 2014	June 30, 2013
Costs – capitalized finance leases	5,121	3,217
Accumulated depreciation	(3,615)	(1,201)
Net book amount	1,506	2,016

12.	Trading properties

Changes in trading properties for the fiscal years ended June 30, 2014 and 2013 were as follows:

	Completed properties	Undeveloped sites	Total
At June 30, 2012	2,363	6,024	8,387
Additions	19	-	19
Disposals / Sales (i)	(762)	-	(762)
At June 30, 2013	1,620	6,024	7,644
Additions	1,400	-	1,400
Transfers	7,351	803	8,154
Disposals / Sales (i)	(7,659)	-	(7,659)
At June 30, 2014	2,712	6,827	9,539

(i)	Corresponds to the sale of functional units (apartments and parking spaces) of Condominios I and II.

During the fiscal years ended June 30, 2014 and 2013, no borrowing costs were capitalized.

None of the Group’s trading properties have been mortgaged or otherwise restricted to secure Group’s borrowings and other payables.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.           Trading properties (Continued)

Group’s trading properties as of June 30, 2014 are as follows:

Description	Net book amount	Date of acquisition
Undeveloped sites:
Air Space Coto	6,024	sep-97
Neuquén Residual Project	803	may-06
Undeveloped sites	6,827	-
Completed properties:
Condominios I	925	apr-11
Condominios II	387	nov-13
Entre Ríos 465/9 apartments	1,400	nov-13
Completed properties	2,712	-
Total	9,539	-

Group’s trading properties as June 30, 2013 are as follows:

Description	Net book amount	Date of acquisition
Undeveloped sites:
Air Space Coto	6,024	sep-97
Undeveloped sites	6,024	-
Completed properties:
Condominios I	1,620	apr-11
Completed properties	1,620	-
Total	7,644	-

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

13.	Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2014 and 2013 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units ("Barters") (iii)	Others	Total
At June 30, 2012
Costs	506	14,163	20,873	40,223	907	76,672
Accumulated depreciation	-	(13,256)	-	-	(692)	(13,948)
Net book amount	506	907	20,873	40,223	215	62,724
Year ended June 30, 2013
Opening net book amount	506	907	20,873	40,223	215	62,724
Additions	-	567	-	-	-	567
Amortization charge (i) (Note 31)	-	(548)	-	-	(82)	(630)
Closing net book amount	506	926	20,873	40,223	133	62,661
At June 30, 2013
Costs	506	14,730	20,873	40,223	907	77,239
Accumulated depreciation	-	(13,804)	-	-	(774)	(14,578)
Net book amount	506	926	20,873	40,223	133	62,661
Year ended June 30, 2014
Opening net book amount	506	926	20,873	40,223	133	62,661
Additions	-	165	-	-	10,954	11,119
Transfers	-	-	-	(7,351)	-	(7,351)
Disposals	-	(116)	-	-	-	(116)
Amortization charge (i) (Note 31)	-	(479)	-	-	(80)	(559)
Closing net book amount	506	496	20,873	32,872	11,007	65,754
At June 30, 2014
Costs	506	14,779	20,873	32,872	11,861	80,891
Accumulated depreciation	-	(14,283)	-	-	(854)	(15,137)
Net book amount	506	496	20,873	32,872	11,007	65,754

(i)	As of June 30, 2014 and 2013, amortization charge is included in “Costs” in the Statements of Income (Note 31). There are no impairment charges for any of the reported years.
(ii)	Correspond to the project Distrito Arcos which has not been amortized yet because it is still in the development stage.
(iii)	Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements (Note 39).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.	Inventories

Group’s inventories as of June 30, 2014 and 2013 were as follows:

	June 30, 2014	June 30, 2013
Current
Materials and others items of inventories	10,368	9,896
Total inventories	10,368	9,896

15.	Financial instruments by category

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

Financial assets and financial liabilities as of June 30, 2014 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2014
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for bad debts and other credits) (Note 16)	831,698	-	831,698	265,227	1,096,925
Investments in financial assets (Note 17)	14,079	265,447	279,526	-	279,526
Cash and cash equivalents (excluding bank overdrafts) (Note 19)	114,406	2,300	116,706	-	116,706
Derivative financial instruments - assets (Note 18)	-	1,234	1,234	-	1,234
Total	960,183	268,981	1,229,164	265,227	1,494,391

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 20)	215,299	-	215,299	470,185	685,484
Borrowings (excluding finance lease liabilities) (Note 23)	1,522,943	-	1,522,943	-	1,522,943
Derivative financial instruments - liabilities (Note 18)	-	14,225	14,225	-	14,225
Total	1,738,242	14,225	1,752,467	470,185	2,222,652

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.           Financial instruments by category (Continued)

Financial assets and financial liabilities as of June 30, 2013 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2013
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for bad debts and other credits) (Note 16)	480,928	-	480,928	219,173	700,101
Investments in financial assets (Note 17)	50,988	218,149	269,137	-	269,137
Cash and cash equivalents (excluding bank overdrafts) (Note 19)	218,988	4,397	223,385	-	223,385
Total	750,904	222,546	973,450	219,173	1,192,623

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 20)	147,575	-	147,575	480,345	627,920
Borrowings (excluding finance lease liabilities) (Note 23)	1,188,452	-	1,188,452	-	1,188,452
Derivative financial instruments - liabilities (Note 18)	-	1,732	1,732	-	1,732
Total	1,336,027	1,732	1,337,759	480,345	1,818,104

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.           Financial instruments by category (Continued)

Results on derivative financial instruments are included in “Financial results, net” in the statement of comprehensive income (Note 34) and can be assigned to the following categories:

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2014
Interest income	60,024	-	60,024
Interest expense	(151,092)	-	(151,092)
Foreign exchange losses, net	(277,258)	-	(277,258)
Fair value gains of financial assets at fair value through profit or loss, net	-	62,216	62,216
Proceeds from derivative financial instruments	-	12,514	12,514
Capitalized finance costs	22,376	-	22,376
Other finance costs	(29,456)	-	(29,456)
Net result	(375,406)	74,730	(300,676)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2013
Interest income	36,261	-	36,261
Interest expense	(91,972)	-	(91,972)
Foreign exchange losses, net	(105,431)	-	(105,431)
Fair value gains of financial assets at fair value through profit or loss, net	-	877	877
Other finance costs	(28,400)	-	(28,400)
Capitalized finance costs	10,307	-	10,307
Loss from repurchase of Non-Convertible Notes	(9,992)	-	(9,992)
Loss from derivative financial instruments	-	(2,977)	(2,977)
Net result	(189,227)	(2,100)	(191,327)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.           Financial instruments by category (Continued)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2012
Interest income	12,937	-	12,937
Interest expense	(69,617)	-	(69,617)
Foreign exchange losses, net	(47,848)	-	(47,848)
Fair value gains of financial assets at fair value through profit or loss, net	-	3,368	3,368
Other finance costs, net	(3,787)	-	(3,787)
Capitalized finance costs	1,515	-	1,515
Loss from derivative financial instruments	-	(1,050)	(1,050)
Net result	(106,800)	2,318	(104,482)

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.           Financial instruments by category (Continued)

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has determined that Arcos del Gourmet S.A.’s purchase option is a Level 3 financial instrument, with a fair value of zero at the end of the year.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2014 and 2013 and their allocation to the different levels of fair value hierarchy:

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	63,455	-	-	63,455
- Mutual funds	84,640	-	-	84,640
- Government bonds	4,243	-	-	4,243
- Bonds issued by Banco Macro	1,438	-	-	1,438
- Non-convertible notes related parties	113,971	-	-	113,971
- Foreign-currency futures contract	-	1,200	-	1,200
- Interest rate swaps	-	34	-	34
Total assets	267,747	1,234	-	268,981

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	56,775	-	-	56,775
- Don Mario SGR	11,691	-	-	11,691
- Mutual funds	55,915	-	-	55,915
- Bonds issued by Banco Hipotecario	5,136	-	-	5,136
- Government bonds	91,708	-	-	91,708
- Bonds issued by Banco Macro	781	-	-	781
- Mortgage bonds	540	-	-	540
Total assets	222,546	-	-	222,546

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
- Foreign-currency futures contract	-	14,225	-	14,225
Total liabilities	-	14,225	-	14,225

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.           Financial instruments by category (Continued)

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
- Foreign-currency futures contract	-	1,732	-	1,732
Total liabilities	-	1,732	-	1,732

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency future contracts	Present value method	Theoretical price	Money market curve; Interest curve; Foreign exchange curve.
Interest rate swaps	Discounted cash flow	-	Interest rate swaps and cash flows
Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Trade and other receivables

The following table shows the amounts of Trade and other receivables as of June 30, 2014 and 2013:

	June 30, 2014	June 30, 2013
Non-current
Consumer financing receivables	-	214
Leases and services receivables	53,478	51,804
Properties sales receivables (i)	711	3,007
Less: provision for impairment of trade receivables	(2,208)	(2,266)
Total Non-current trade receivables	51,981	52,759
Prepayments	14,332	5,210
VAT receivables	18,824	17,848
Other tax receivables	15	93
Others	762	-
Total Non-current other receivables	33,933	23,151
Total Non-current trade and other receivables	85,914	75,910
Current
Consumer financing receivables	14,861	15,735
Leases and services receivables	239,596	182,666
Post-dated checks	181,835	195,450
Debtors under legal proceedings	52,175	43,844
Properties sales receivables (i)	657	484
Less: Provision for impairment of trade receivables	(71,424)	(70,988)
Total Current trade receivables	417,700	367,191
Prepayments	47,064	39,807
VAT receivables	3,715	16,790
Loans	8,759	5,258
Other tax receivables	6,684	6,251
Advance payments	66,186	36,539
Others	10,379	7,810
Less: provision for impairment of trade receivables	(175)	(175)
Total Current other receivables	142,612	112,280
Related parties (Note 36)	376,892	71,291
Total Current trade and other receivables	937,204	550,762
Total trade and other receivables	1,023,118	626,672

(i) Property sales receivables primarily comprise the sale of trading properties and investment properties.

As of June 30, 2014, all non-current receivables are due within 4 years from the end of the fiscal year.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Trade and other receivables, net (Continued)

The fair values of current trade and other receivables approximate their respective carrying amounts because due to their short-term nature the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.15..

Movements on the Group’s provision for impairment of trade receivables are as follows:

	June 30, 2014	June 30, 2013
Beginning of the year	73,429	62,139
Additions (Note 31)	10,333	17,301
Unused amounts reversed (Note 31)	(4,022)	(4,344)
Receivables written off	-	(235)
Used during the year	(5,933)	(1,432)
End of the year	73,807	73,429

The creation and release of provision for impaired receivables has been included in “Selling expenses” in the statement of income (Note 31). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

The Group’s trade receivables comprise: shopping leases and services, leases office and services, consumer financing and sale of properties.  The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables (Note 4).

The Group has also receivables with related parties. Neither of which are due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2014 and 2013 (includes not past due receivables to reconcile with the amounts in the statements of financial position):

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.           Trade and other receivables (Continued)

	Past due
Type of receivables	Up to 3 months	3 to 6 months	Over 6 months	To mature	Allowed	Total
Shopping leases and services	24,637	9,555	11,194	422,357	56,405	524,148
Office leases and services	430	-	140	-	158	728
Consumer financing:
- Credit card	-	-	-	-	14,861	14,861
Sale of properties	41	43	218	1,066	2,208	3,576
Total as of June 30, 2014	25,108	9,598	11,552	423,423	73,632	543,313
Shopping leases and services	11,234	759	21,192	382,816	55,223	471,224
Office leases and services	105	1	140	2	26	274
Consumer financing:
- Credit card	2	-	-	127	13,485	13,614
- Loans	-	-	-	23	2,312	2,335
Sale of properties	16	105	75	3,353	2,208	5,757
Total as of June 30, 2013	11,357	865	21,407	386,321	73,254	493,204

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping centers and offices represent 96.6% and 95.6% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. The Group has a large customer base and is not dependent on any single customer. Leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six months are regularly monitored. At the end of the year, the Group has not experience credit issues with these new customers.

As of June 30, 2014 and 2013 the Group provided for profit net with respect to leases and services receivables for an amount of Ps. 5,375 and Ps. 11,395, respectively.

Consumer financing receivables:

Trade receivables related to the residual activities of the Group represent only 2.7% and 3.2% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.           Trade and other receivables (Continued)

As of June 30, 2014 and 2013, the Group provided for recorded net gains (losses) on impairment of consumer financing receivables for an amount of Ps. 936 and Ps. 1,562, respectively. The estimation of the credit risk is complex and requires the use of rating and scoring models which are essential to measure default risk. In measuring the consumption credit risks of credit purchases made through credit cards and cash advances, the Company considers two components: (i) the probability of default by client or counterparty, and (ii) the likeable recovery rate of obligations in arrears. The models are reviewed regularly to check their effectiveness with respect to actual performance and, where necessary, to enhance them.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 0.7% and 1.17% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

During the fiscal year there are no impaired receivables from the sale of properties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Investments in financial assets

The following table shows the amounts of investments in financial assets as of June 30, 2014 and 2013:

	June 30, 2014	June 30, 2013
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT (i)	63,455	56,775
Don Mario SGR	-	10,060
Financial assets at amortized cost
Non-convertible notes (Note 36)	-	33,128
Total Non-current	63,455	99,963
Current
Financial assets at fair value through profit or loss
Mutual funds	82,340	51,518
Non-convertible notes from related parties (Note 36)	113,971	-
Bonds issued by Banco Macro	1,438	781
Mortgage bonds (Note 36)	-	540
Bonds issues by Banco Hipotecario (Note 36).	-	5,136
Don Mario SGR	-	1,631
Government bonds	4,243	91,708
Financial assets at amortized cost
Non-convertible notes (Note 36)	14,079	17,860
Total Current	216,071	169,174
Total investments in financial assets	279,526	269,137

(i)
On November 4, 2010, the Group acquired 5,214,662 shares of common stock of TGLT following TGLT initial public offering in the Buenos Aires Stock Exchange for Ps. 47.1 million in cash. TGLT is a residential housing developer with operations in Argentina and Uruguay. Following the initial acquisition, through successive purchases, the Group acquired 1,464,761 additional TGLT shares for an aggregate of Ps. 13.0 million. As of June 30, 2014, the Group’s interest in TGLT amounted to 6,679,423 shares representing 9.49% of the capital stock.

Financial assets at fair value through profit or loss are denominated in Argentine pesos. The maximum exposure to credit risk at the reporting date is the carrying value of these assets.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Derivative financial instruments

The following table shows the derivative financial instruments as of June 30, 2014 and 2013:

	June 30, 2014	June 30, 2013
Asset
Current
Foreign-currency contracts	1,200	-
Interest rate swaps	34	-
Total current derivative financial instruments	1,234	-
Total derivative financial instruments	1,234	-

Liabilities
Current
Foreign-currency contracts	14,225	1,732
Total current derivative financial instruments	14,225	1,732
Total derivative financial instruments	14,225	1,732

As of June 30, 2014 and 2013, foreign currency forward contracts outstanding are indicated below:

Forwards	Amount (USD)	Due date	June 30, 2014	June 30, 2013
Banco ICBC	10,000	07/31/2014	1,200	-
Total	10,000		1,200	-

Forwards	Amount (USD)	Due date	June 30, 2014	June 30, 2013
Banco Galicia	10,000	07/31/2014	(9,000)	-
Banco Hipotecario	5,000	07/31/2014	(5,225)	-
Banco Itaú	10,000	11/29/2013	-	(935)
Banco Itaú	10,000	11/22/2013	-	(797)
Total	35,000		(14,225)	(1,732)

Accrued gains (losses) in the fiscal years ended June 30, 2014, 2013 and 2012 were as follows:

Forwards	Amount (USD)	June 30, 2014	June 30, 2013	June 30, 2012
Banco ICBC	10,000	(4,373)	-	-
Banco Galicia	10,000	(16,238)	-	-
Banco Hipotecario	5,000	30,896	-	-
Banco Itaú	20,000	2,205	(2,977)	77
Banco Santander Rio	6,000	-	-	79
Standard Bank	19,000	-	-	(1,206)
Total	70,000	12,490	(2,977)	(1,050)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Derivative financial instruments (Continued)

As of June 30, 2014 and 2013, interest rate swaps outstanding are as follows:

Interest rate swaps	Amount (USD)	Due date	Rate	June 30, 2014	June 30, 2013
Banco Galicia	10,000	12/31/2014	24.25%	34	-
Total	10,000			34	-

Accrued gains (losses) in the fiscal years ended June 30, 2014, 2013 and 2012 were as follows:

Interest rate swaps	Amount (USD)	June 30, 2014	June 30, 2013	June 30, 2012
Banco Galicia	10,000	22	-	-
Total	10,000	22	-	-

         19. Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of June 30, 2014 and 2013:

	June 30, 2014	June 30, 2013
Cash at bank and on hand	114,406	152,595
Time deposits in local currency	-	66,393
Mutual funds	2,300	4,397
Total cash and cash equivalents	116,706	223,385

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.           Cash and cash equivalents information (Continued)

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2014, 2013 and 2012.

	Note	June 30, 2014	June 30, 2013	June 30, 2012
Net income for the year		410,487	351,031	345,644
Adjustments for:
Income tax expense	26	226,700	178,698	179,416
Amortization and depreciation	31	121,014	129,806	108,849
Gain from disposal of trading properties		(44,258)	(3,500)	(24,201)
Gain from disposal of investment properties		(308)	(236)	-
Disposal of unused property, plant and equipment	11	36	3	553
Disposal of unused investment properties	10	35	65	669
Gain on intangible assets retired	13	116	-	-
Provision for directors’ fees		12,169	11,745	14,812
Equity incentive plan	25	58,071	4,469	2,138
Gain / (Loss) from derivative financial instruments		(12,514)	1,732	-
Fair value gains of financial assets at fair value through profit or loss	15	(62,216)	(877)	(3,368)
Financial results, net	34	424,517	211,284	109,858
Doubtful accounts, net	31	6,311	12,957	3,744
Provisions, net	22	9,179	7,179	25
Share of profit of associates and joint ventures	8,9	13,535	602	(3,758)
Unrealized foreign exchange loss, net		(6,615)	(3,934)	(2,962)
Changes in operating assets and liabilities:
Decrease (Increase) in inventories	14	(472)	498	(3,010)
Decrease in trading properties	12	51,917	4,243	31,856
Increase in trade and other receivables	16	(69,889)	(99,969)	(63,541)
Increase in trade and other payables	20	40,718	90,453	73,384
(Decrease) Increase in payroll and social security liabilities	21	(14,629)	(130)	2,110
Uses in provisions	22	(2,034)	(943)	(1,528)
Net cash generated from operating activities before income tax paid		1,161,870	895,176	770,690

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.           Cash and cash equivalents information (Continued)

The following table shows a detail of non-cash transactions occurred in the years ended June 30, 2014, 2013 and 2012:

	June 30, 2014	June 30, 2013	June 30, 2012
Decrease in trade and other payables through an increase in shareholders’ equity	1,690	626	-
Increase in equity investments in associates and joint ventures through an increase in borrowings	-	-	18,405
Conversion of notes	-	41	38
Increase in property, plant and equipment through an increase in borrowings	651	2,004	1,213
Decrease in trade and other receivables through a decrease in shareholder’s equity	-	-	38,659
Dividend distribution, not yet paid	-	1,891	2,964
Decrease in shareholder’s equity through an increase in borrowings	-	1,640	8,657
Decrease in equity investments in associates and joint ventures	-	-	16,004
Decrease in trade and other receivables	-	-	8,671
Increase in trade and other payables	-	-	24,675
Dividends distribution to non-controlling shareholders, not yet paid	-	4,169	-
Decrease in shareholder’s equity through an increase in borrowings	-	1,164	-
Increase in trade and other receivables through a decrease in investments	16,825	-	-
Dividends not yet paid	(3,474)	-	-
Increase in trading properties through a decrease in trade and other receivables	1,400	-	-
Increase in trading properties through a decrease in intangible assets	7,351	-	-
Increase in trading properties through a decrease in Investment properties	803	-	-
Increase in intangible assets through an increase in trade and other payables	8,954	-	-
Incentive plan	6,607	-	-

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

20.	Trade and other payables

The following table shows the amounts of trade and other payables as of June 30, 2014 and 2013:

	June 30, 2014	June 30, 2013
Non-current
Rent and service payments received in advance	51,411	51,274
Admission rights	113,617	112,655
Tenant deposits	2,215	1,999
Non-current trade payables	167,243	165,928
Tax payment plans	12,634	15,593
Other income to be accrued	7,914	8,637
Others	7,695	-
Non-current other payables	28,243	24,230
Related parties (Note 36)	187	12
Non-current trade and other payables	195,673	190,170
Current
Trade payables	35,645	25,183
Accrued invoices	69,233	56,681
Customer advances	2,305	32,174
Rent and service payments received in advance	121,930	121,652
Admission rights	111,024	98,656
Tenant deposits	1,857	1,173
Current trade payables	341,994	335,519
VAT payables	23,215	15,630
Withholdings payable	18,510	14,149
Other tax payables	2,065	4,869
Other income to be accrued	495	266
Tax payment plans	3,440	3,840
Dividends	4,285	8,562
Others	1,591	950
Current other payables	53,601	48,266
Related parties (Note 36)	94,216	53,965
Current trade and other payables	489,811	437,750
Total trade and other payables	685,484	627,920

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature, the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

21.	Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of June 30, 2014 and 2013:

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	June 30, 2014	June 30, 2013
Current
Provision for vacation, bonuses and others	66,841	18,578
Social security payable	9,249	7,452
Others	-	11
Total salaries and social security payable	76,090	26,041

22.	Provisions

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

The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Investments in joint ventures	Total
At June 30, 2012	11,593	-	11,593
Increases	10,256	-	10,256
Recovery	(3,077)	-	(3,077)
Used during the year	(943)	-	(943)
At June 30, 2013	17,829	-	17,829
Increases	13,087	59	13,146
Recovery	(3,908)	-	(3,908)
Used during the year	(2,034)	-	(2,034)
At June 30, 2014	24,974	59	25,033

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

22.	Provisions (Continued)

Breakdown of current and non-current provisions is as follows:

	June 30, 2014	June 30, 2013
Non-current	22,878	11,730
Current	2,155	6,099
	25,033	17,829

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

Acquisition of the building known as ex- escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group through APSA acquired the building known as edificio ex-escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522. As explained in Note 27, this property is affected to a concession contract.

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

At June 30, 2014, the property is still operated by the Group and is recorded under Investment Properties.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Borrowings

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value	June 30, 2014	June 30, 2013
Non-current
APSA NCN Series I due 2017 (Note 36)	Unsecured	USD	Fixed	7.875%	110,000	879,802	589,468
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	80,126	49,327
Syndicated loans (iii)	Unsecured	Ps.	Fixed	(iii)	177,339	74,964	175,604
Finance leases (Note 27)	Secured	USD	Fixed	7.50%	305	851	1,252
Bank loans (vi)	Unsecured	Ps.	Fixed	15.25%	5,932	3,938	-
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	(iv)	19,333	6,421	19,163
Non-current borrowings						1,046,102	834,814
Current
APSA NCN Series I due 2017 (Note 36)	Unsecured	USD	Fixed	7.875%	110,000	8,968	5,499
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	12,610	5,128	3,397
Seller financing - Arcos del Gourmet S.A. (ii)	Unsecured	USD	Fixed	11.69%	-	-	11,408
Banco Provincia de Buenos Aires loan (iv)	Unsecured	Ps.	Fixed	(iv)	19,333	12,886	9,625
Syndicated loans (iii)	Unsecured	Ps.	Fixed	(iii)	177,339	101,339	51,005
Bank loans (vi)	Unsecured	Ps.	Fixed	15.25%	5,932	1,890	-
Bank overdrafts (v)	Unsecured	Ps.	Floating	(v)	-	347,410	273,956
Finance leases (Note 27)	Secured	USD	Fixed	7.50%	305	1,545	1,138
Related parties (Note 36)						71	-
Current borrowings						479,237	356,028
Total borrowings						1,525,339	1,190,842

(i)	Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million with a fixed 5% interest rate due in June 2017.
(ii)	Seller financing - Arcos del Gourmet S.A.
(iii)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 36).

(iv)
On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments starting in December 2013. Additionally, on February 3, 2014, a new loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled.

(v)	Granted by diverse financial institutions. They accrue interest rates ranging from 23% to 35% annually, and are due within a maximum term of 3 months from the closing date of each fiscal year.
(vi)	On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million. Principal will be repaid in nine quarterly consecutive installments starting in December 2014.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Borrowings (Continued)

As of June 30, 2014 and 2013, total borrowings include collateralized liabilities (seller financing and long-term borrowings, excluding finance leases) of Ps. 85,254 and Ps. 52,724, respectively. These borrowings are mainly collateralized by investment property.

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 27.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's classification related to interest rates is as follows:

	June 30, 2014	June 30, 2013
Fixed rate:
Less than one year	116,601	69,836
Between 1 and 2 years	84,653	101,547
Between 2 and 3 years	882,025	95,125
Between 3 and 4 years	80,126	590,795
Between 4 and 5 years	-	49,327
	1,163,405	906,630
Floating rate:
Less than one year	347,481	273,956
	347,481	273,956
Accrue interest and expenses:
Less than one year	13,610	11,098
Between 1 and 2 years	(1,106)	(1,480)
Between 2 and 3 years	(447)	(1,310)
Between 3 and 4 years	-	(442)
	12,057	7,866
	1,522,943	1,188,452

The fair value of current borrowings at fixed rate and current and non-current borrowings at floating rate approaches its carrying amount, as the effect of discounting is not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.           Borrowings (Continued)

The fair value of non-current borrowings at fixed rate (excluding obligations under finance leases) is as follows:

	June 30, 2014	June 30, 2013
APSA NCN Series I due 2017	976,661	672,244
Seller financing	110,931	71,340
Syndicated loans	191,185	230,466
Bank loans	5,949	-
Banco Provincia de Buenos Aires loan	19,548	29,215
	1,304,274	1,003,265

APSA Non- convertible Notes (NCN) Series I due 2017 and Series II due 2012

On May 11, 2007, APSA issued an aggregate of USD 170 million in two parts. One of the series (Series I) consists of USD 120 million at fixed rate 7.87% notes due May 2017 while the other (Series II) comprises Ps. 154.0 million (equivalent to USD 50 million) rate at 11.0% notes due in June 2012. Interest on the Series I is payable on May 11 and November 11 of each year as from November 11, 2007 with principal due on May, 2017. Interest on the Series II was payable on June 11 and December 11 of each year as from December 11, 2007, with principal due in seven equal and consecutive semi-annual installments as from June 11, 2009. As of June 30, 2012, Series II is completely canceled.

These issuances were part of a global issuance program of notes for a nominal value of up to USD 200 million authorized by Resolution No. 15,614 of the National Securities Commission dated April 19, 2007. On October 29, 2009, the Ordinary and Extraordinary Meeting of Shareholders expanded the amount to up to USD 400 million.

At the time of issue, CRESUD together with its subsidiary, IRSA, were the principal bondholders of both series of notes. During fiscal years 2008, 2009 and 2011, APSA repurchased USD 4.8 million of Series II. During October 2010, IRSA sold its notes to third parties at a total price of USD 38.1 million.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Borrowings (Continued)

NCN Series I due 2017 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and disposal of assets. For additional indebtedness, APSA is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges. APSA was in compliance with these covenants as of June 30, 2014 and 2013.

24.	Employee benefits

The Group holds a defined contribution plan (the “Plan”) covering key managers in Argentina.  The Plan became effective as from January 1, 2006. Participants may make contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and contributions of up to 15% of their annual bonus (“Extraordinary Contributions”). Under the Plan, the Group matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

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

Contributions made by the Group under the Plan amount to Ps. 2,274, Ps. 2,180 and Ps. 1,116 for the fiscal years ended June 30, 2014, 2013 and 2012, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Share-based payments

Equity Incentive Plan

The Group holds an equity incentive plan, under which certain selected employees, directors and top management of the Company, IRSA and CRESUD (the “Participants”). Engagement is voluntary and by invitation of the Board of Directors.

This plan was effectively established on September 30, 2011 and is administered by the Board of Directors of the Company, IRSA and CRESUD, as appropriate, or a committee appointed by the Board of Directors of the respective companies.

Initially, the Incentive Plan established that Participants would be entitled to receive shares (“Contributions”) of the Company, IRSA and Cresud, based on a percentage of the annual bonus, on condition that they keep holding the acquired shares and remain an employee of the Company for at least 5 years, among other conditions required to qualify for such Contributions. During this fiscal year, due to the small number of transactions in the market it was not possible to fulfill the formal aspects of the plan and as established by the Shareholders’ Meeting the Board decided to modify certain conditions, including, delivery of IRSA shares (upon transfer of funds by the Company) to replace the shares of APSA.

Consequently, shares shall be under the ownership of IRSA, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants.

Additionally, the Company’s Board of Directors resolved to include a special one-off bonus composed of unrestricted shares issued by IRSA for the fiscal year ended on June 30, 2014, to employees with two or more years of service.

As of June 30, 2013 a reserve has been set up in the Shareholders’ Equity to reflect this plan in the amount of Ps. 4.5 million. As a result of the amendments described above, the reserve was reversed against Trade and other payables. As of June 30, 2014 the debt recognizes as a result of this Incentive Plan amounts to Ps. 58.1 million. This liability is measured based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of the plan are met at fiscal year-end.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Share-based payments (Continued)

For the fiscal years ended June 30, 2014, 2013 and 2012, the Group has incurred in a charge related to the Incentive Plan and the extraordinary gratification of Ps. 58.1 million, Ps. 4.5 million and Ps. 2.2 million, respectively, while the total cost not yet recognized given that the vesting period has not yet elapsed is Ps. 41.5 million, Ps. 13.5 million and Ps. 6.4 million, respectively, for each fiscal year. This cost is expected to be recognized over an average period of five years.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2014	June 30, 2013
At the beginning of the year	1,574,054	809,702
To be granted	-	764,352
Changes in conditions	(1,574,054)	-
At the end of the year	-	1,574,054

26.	Current and deferred income tax

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against other subsidiaries income.

The details of the provision for the Group’s income tax are as follows:

	June 30, 2014	June 30, 2013	June 30, 2012
Current income tax	223,860	211,661	196,809
Deferred income tax	2,914	(32,963)	(17,393)
Minimum presumed income tax (MPIT)	(74)	-	-
Income tax expense	226,700	178,698	179,416

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	25%

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Current and deferred income tax (Continued)

Deferred tax assets and liabilities of the Group as of June 30, 2014 and 2013 will be recovered as follows:

	June 30, 2014	June 30, 2013
Deferred income tax asset to be recovered after more than 12 months	63,477	31,837
Deferred income tax asset to be recovered within 12 months	78,231	106,060
Deferred income tax assets	141,708	137,897

Deferred income tax liabilities to be recovered after more than 12 months	184,363	166,695
Deferred income tax liabilities to be recovered within 12 months	24,797	35,740
Deferred income tax liabilities	209,160	202,435

Deferred income tax (broken down into assets and liabilities) during the fiscal years ended June 30, 2014 and 2013, without considering offsetting balances within the same tax jurisdiction, is the following:

Deferred income tax assets	Tax loss carry-forwards	Trade and other payables	Trading properties	Others	Total
At June 30, 2012	20,520	73,740	1,137	8,094	103,491
Charged / (credited) to the statement of income	2,458	19,533	6,027	6,388	34,406
At June 30, 2013	22,978	93,273	7,164	14,482	137,897
Charged / (credited) to the statement of income	(3,177)	7,949	(7,164)	6,203	3,811
At June 30, 2014	19,801	101,222	-	20,685	141,708

Deferred income tax liabilities	Investment properties	Investments	Trade and other receivables	Others	Total
At June 30, 2012	(126,685)	(45,755)	(23,367)	(5,185)	(200,992)
Charged / (credited) to the statement of income	23,196	(4,905)	(21,154)	1,420	(1,443)
At June 30, 2013	(103,489)	(50,660)	(44,521)	(3,765)	(202,435)
Charged / (credited) to the statement of income	1,499	(2,210)	(3,287)	(2,727)	(6,725)
At June 30, 2014	(101,990)	(52,870)	(47,808)	(6,492)	(209,160)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Current and deferred income tax (Continued)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry-forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years.

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

As of June 30, 2014, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Date of expiration
Argentina	4,760	2010	2015
Argentina	32,353	2011	2016
Argentina	4,860	2012	2017
Argentina	5,980	2013	2018
Argentina	8,729	2014	2019
	56,682

The Group did not recognize deferred income tax assets of Ps. 38 and Ps. 2,717 as of June 30, 2014 and 2013, respectively, related to certain businesses which are still in their development stage. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Current and deferred income tax (Continued)

Below there is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on the Profit Before Income Tax for the years ended June 30, 2014, 2013 and 2012:

	June 30, 2014	June 30, 2013	June 30, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	223,016	185,405	183,771
Tax effects of:
Reimbursement of expired dividends	-	-	1,333
Share of profit of associates and joint ventures	4,737	211	(1,315)
Other non-deductible / non-taxable items	(1,053)	(6,918)	(4,373)
Income tax expense	226,700	178,698	179,416

27.	Leases

The Group as lessee

Operating leases:

The Group leases two properties that use as a shopping center. These agreements provide for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2014 and 2013 amounted to Ps. 2,947 and Ps. 2,921, respectively.

Furthermore, the Group also leases office space under an operating lease with companies related to the Chairman and Director of the Group (Note 36).

The future minimum payments that the Group must pay off under non-cancellable operating leases are as follows:

	June 30, 2014	June 30, 2013
Not later than 1 year	8,383	6,454
Later than 1 year and not later than 5 years	19,846	15,310
More than 5 years	37,200	39,884
	65,429	61,648

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Leases (Continued)

Finance leases:

The Group leases certain computer equipment under various finance leases for an average term of three years. The net book value of these assets under financial leases is included in Note 11.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of income. The book value of these liabilities under finance leases is included in Note 23.

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The future minimum payments that the Group must pay off under financial leases are as follows:

	June 30, 2014	June 30, 2013
Not later than 1 year	1,699	1,405
Later than 1 year and not later than 5 years	985	1,259
	2,684	2,664
Future - financial charges on finance leases	(288)	(274)
Present value of finance lease liabilities	2,396	2,390

The fair value of finance lease liabilities is as follows:

	June 30, 2014	June 30, 2013
Not later than 1 year	1,545	1,138
Later than 1 year and not later than 5 years	851	1,252
Present value of finance lease liabilities	2,396	2,390

Under the terms of these agreements, no contingent rents are payable. The inherent interest rate is fixed at the contract date for all of the lease term. The average interest rate on financial leases payables as of June 30, 2014 and 2013 was 11.10% and 12.68%, respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Leases (Continued)

The Group as lessor

Operating leases:

•	Leases of shopping centers, office and other buildings

The Group enters into cancellable operating leases agreements relating to shopping centers. The agreements have an average term raging from three to five years. Some leases related to anchor stores have terms of ten years, which are usually extendable. Tenants normally pay a rent which consists of the higher of (i) the base rent; and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants’ gross sales). Furthermore, pursuant to one rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 18% and 24% each year during the agreement term.  Regarding the supplementary rental, because this item is not known until the end of the period, it falls within the definition of contingency rental under IAS 17 "Leases". Accordingly, rental income will be recognized once the contingent rent is known.

The book value of assets and their accumulated amortization for such leases are described in Note 10.

For the fiscal years ended June 30, 2014, 2013 and 2012, the average (base rent) and contingent (supplementary rental) rental income of the Group’s shopping centers amounted to Ps. 746,666, Ps. 588,121 and Ps. 458,396, and to Ps. 329,258, Ps. 254,429 and Ps. 211,937, respectively, and are included under “Revenues” in the statement of comprehensive income.

Additionally, the Group, through APSA, owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2014, 2013 and 2012 amounted to Ps. 151, Ps. 343 and Ps. 277, respectively, and is included in the line item "Revenues" in the statement of comprehensive income.

The Group also enters into cancellable operating leases agreements relating to offices and other buildings. These agreements have an average term raging from three to five years. The tenants are charged a base rent on a monthly basis.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Leases (Continued)

Office and other buildings leases amount to Ps. 17,459, Ps. 11,886 and Ps. 13,088 for the fiscal years ended June 30, 2014, 2013 and 2012, respectively, and are included within ‘Revenues’ in the statement of income.

The book value of assets and their accumulated amortization for such leases are described in Note 10.

The future minimum proceeds under non-cancellable operating leases from Group´s shopping centers, offices and other buildings are as follows:

	June 30, 2014	June 30, 2013
2014	-	504,655
2015	529,669	359,639
2016	383,585	164,323
2017	159,317	54,078
2018	49,688	17,439
2019	17,340	17,327
Later than 2019	14,420	13,339
	1,154,019	1,130,800

Finance leases:

The Group does not act as a lessor in connection with finance leases.

28.	Equity

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Equity (Continued)

The movements in the capital accounts as of June 30, 2014 and 2013 are as follows:

	Shares owned	Share Capital, Inflation adjustment of share capital and Share Premium
At June 30, 2012	1,259,886,188	746,910
Conversion of notes	254,320	41
Reallocation of retained earnings	-	(107,330)
At June 30, 2013	1,260,140,508	639,621
At June 30, 2014	1,260,140,508	639,621

Capital stock

As of June 30, 2014, the capital stock consisted of 1,260,140,508 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

Status	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Subscribed, Issued and Paid up	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Subscribed, Issued and Paid up	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Subscribed, Issued and Paid up	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Subscribed, Issued and Paid up	9,460	Ordinary and Extraordinary Shareholders’ meeting	08.31.95	03.15.96
Subscribed, Issued and Paid up	16,000	Ordinary and Extraordinary Shareholders’ meeting	10.29.96	05.15.98
Subscribed, Issued and Paid up	38,000	Ordinary and Extraordinary Shareholders’ meeting	03.10.98	10.21.99
Subscribed, Issued and Paid up	6,500	Ordinary and Extraordinary Shareholders’ meeting	08.06.99	05.07.02
Subscribed, Issued and Paid up	8,206	(*) Board of Directors meeting	06.28.04	05.04.05
Subscribed, Issued and Paid up	47,755	(*) Board of Directors meeting	11.16.10	03.02.11
Subscribed, Issued and Paid up	28	(***) Board of Directors meeting	09.22.11	01.04.12
Subscribed, Issued and Paid up	25	(****) Board of Directors meeting	03.13.13	Pending
	126,014

(*)	Capital subscribed in connection with the conversion of convertible notes made until August, 2006. Such conversions have been registered.
(***)	Capital subscribed in connection with the conversion of convertible notes made on October 07, 2010.
(***)	Capital subscribed in connection with the conversion of convertible notes made on September 21, 2011.
(***)
Capital subscribed in connection with the conversion of convertible notes made on March 13, 2013. At the issuance of these financial statements, the conversion of convertible notes is pending listing authorization by the CNV.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Equity (Continued)

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

Legal reserve

According to Argentina´s laws, 5% of the profit of the year is destined to constitute legal reserves until they reach legal capped amount (20% of share capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of these reserves.

Reserve for new developments

The Company and subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses such as new developments. The voluntary reserves may be released for dividend distribution.

Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first closing of the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized to absorb potential negative balances in Retained Earnings.

Dividends

The dividends paid for the year ended June 30, 2014, 2013 and 2012 amounts to Ps. 407,522 (Ps. 0.32 per share), Ps. 306,500 (Ps. 0.24 per share) and Ps. 294,054 (or Ps. 0.23 per share), respectively.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Equity (Continued)

Expired dividends

During the year ended June 30, 2014 Ps. 1,690 expired, corresponding to dividends not yet paid from prior years. Furthermore, during the years ended June 30, 2013 and 2012 expired Ps. 626 and Ps. 3,809, respectively.

29.	Revenues

	June 30, 2014	June 30, 2013	June 30, 2012

Base rent	764,276	600,350	471,761
Contingent rent	329,258	254,429	211,937
Admission rights	126,495	107,466	88,168
Parking fees	81,292	62,484	45,141
Averaging of scheduled rent escalation	14,631	21,572	27,317
Letting fees	42,458	33,620	33,100
Property management fees	22,706	18,167	14,296
Expenses and collective promotion fund	675,226	531,140	436,056
Others	4,181	2,718	2,654
Total rental and service income	2,060,523	1,631,946	1,330,430
Sale of trading properties	51,917	4,255	32,171
Other revenue	-	7	-
Total sale of properties	51,917	4,262	32,171
Other revenue	574	1,203	4,836
Total other revenue	574	1,203	4,836
Total group revenue	2,113,014	1,637,411	1,367,437
30.	Costs

	June 30, 2014	June 30, 2013	June 30, 2012
Service charge expense and other operating costs	944,949	745,478	606,981
Total cost of property operations	944,949	745,478	606,981
Cost of sale of trading properties	10,916	3,480	10,610
Total cost of sale of properties	10,916	3,480	10,610
Other costs	373	907	1,687
Total other costs	373	907	1,687
Total group costs (Note 31)	956,238	749,865	619,278

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.	Expenses by nature

The Group presented the statement of income classified according to their function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional disclosure required on the nature of expenses and their relationship to the function within the Group.

For the year ended June 30, 2014:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other consumer financing costs	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	347,443	-	-	21,950	7,831	377,224
Maintenance, security, cleaning, repairs and others	207,669	1,948	3	1,356	152	211,128
Amortization and depreciation	120,402	-	-	524	88	121,014
Advertising and other selling expenses	145,331	-	-	-	11,926	157,257
Taxes, rates and contributions	66,497	270	-	743	48,064	115,574
Directors' fees	-	-	-	54,354	-	54,354
Fees and payments for services	25,126	25	368	15,708	2,181	43,408
Leases and expenses	17,948	1,011	-	1,688	187	20,834
Impairment of receivables (charge and recovery)	-	-	-	-	6,311	6,311
Other expenses	14,533	3	2	5,122	114	19,774
Cost of sale of properties	-	7,659	-	-	-	7,659
Total expenses by nature	944,949	10,916	373	101,445	76,854	1,134,537

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.           Expenses by nature (Continued)

For the year ended June 30, 2013:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	Other consumer financing costs	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	231,492	31	3	8,636	5,129	245,291
Maintenance, security, cleaning, repairs and others	174,526	1,531	38	868	129	177,092
Amortization and depreciation	129,129	-	-	591	86	129,806
Advertising and other selling expenses	111,896	-	-	-	5,153	117,049
Taxes, rates and contributions	52,199	203	-	192	35,978	88,572
Directors' fees	-	-	-	43,034	-	43,034
Fees and payments for services	26,254	138	858	10,410	1,162	38,822
Leases and expenses	10,931	812		1,197	154	13,094
Impairment of receivables (charge and recovery)	-	-	-	-	12,957	12,957
Other expenses	9,051	3	8	2,792	78	11,932
Cost of sale of properties	-	762	-	-	-	762
Total expenses by nature	745,478	3,480	907	67,720	60,826	878,411

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.           Expenses by nature (Continued)

For the year ended June 30, 2012:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	Other consumer financing costs	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	179,050	-	18	7,090	5,809	191,967
Maintenance, security, cleaning, repairs and others	143,305	1,752	265	884	108	146,314
Amortization and depreciation	108,027	-	19	803	-	108,849
Advertising and other selling expenses	99,279	-	-	-	3,459	102,738
Taxes, rates and contributions	42,977	235	-	580	27,891	71,683
Directors' fees	-	-	-	36,024	-	36,024
Fees and payments for services	18,775	31	1,366	9,969	875	31,016
Leases and expenses	10,941	619	-	959	190	12,709
Impairment of receivables (charge and recovery)	-	-	-	-	3,744	3,744
Other expenses	4,627	3	19	1,874	1,300	7,823
Cost of sale of properties	-	7,970	-	-	-	7,970
Total expenses by nature	606,981	10,610	1,687	58,183	43,376	720,837

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Employee costs

	June 30, 2014	June 30, 2013	June 30, 2012
Salaries, bonuses and social security costs	319,153	240,822	189,829
Shared-based compensation	58,071	4,469	2,138
Employee costs	377,224	245,291	191,967

33.	Other operating results, net

	June 30, 2014	June 30, 2013	June 30, 2012
Lawsuits (Note 22)	(9,179)	(7,179)	(25)
Donations (Note 36)	(30,781)	(30,277)	(13,923)
Others	12,573	(122)	(6,868)
Total other operating results, net	(27,387)	(37,578)	(20,816)

34.	Financial results, net

	June 30, 2014	June 30, 2013	June 30, 2012
Finance income:
- Interest income	60,024	36,261	12,937
- Foreign exchange	64,471	18,768	20,620
- Others finance income	-	-	16,004
Finance income	124,495	55,029	49,561

Finance costs:
- Interest expense	(151,092)	(91,972)	(69,617)
- Foreign exchange	(341,729)	(124,199)	(68,468)
- Other finance costs	(29,456)	(28,400)	(19,791)
Subtotal finance costs	(522,277)	(244,571)	(157,876)
Less: Capitalized finance costs	22,376	10,307	1,515
Finance costs	(499,901)	(234,264)	(156,361)
Other financial results:
- Loss from repurchase of Non-Convertible Notes	-	(9,992)	-
- Gain / (Loss) on derivative financial instruments	12,514	(2,977)	(1,050)
- Fair value gains of financial assets and liabilities at fair value through profit or loss	62,216	877	3,368
Other financial results	74,730	(12,092)	2,318
Total financial results, net	(300,676)	(191,327)	(104,482)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

35.	Earnings per share

(a)	Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year (Note 28).

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

	June 30, 2014	June 30, 2013	June 30, 2012
Profit attributable to equity holders of the Group	377,003	330,098	332,047
Weighted average number of ordinary shares in issue (thousands)	1,260,014	1,260,014	1,259,886
Basic earnings per share	0.30	0.26	0.26

(b)	Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2012 the Group had one category of dilutive potential shares: convertible notes. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding convertible notes. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the convertible notes. On January 14, 2013 the Group repurchased convertible notes, annulling thus the diluted effect (See Note 3).

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

35.	Earnings per share (Continued)

	June 30, 2014	June 30, 2013	June 30, 2012
Profit attributable to equity holders of the Group	377,003	330,098	332,047
Interest – Convertible Notes	-	-	13,749
Foreign exchange	-	-	13,522
Income Tax	-	-	(9,545)
Net income for calculation of diluted earnings per share	377,003	330,098	349,773
Weighted average number of ordinary shares in issue (thousands)	1,260,014	1,260,014	1,259,886
Adjustments for:
Convertible notes (in thousands)	-	-	1,304,781
Weighted average number of ordinary shares for diluted earnings per share (thousands)	1,260,014	1,260,014	2,564,667
Diluted earnings per share	0.30	0.26	0.14

36.	Related Party transactions

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

36.           Related Party transactions (Continued)

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

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, and an annual gratification which varies according to their individual performance and the Group's results. Members of the senior management participate in defined contribution and share-based incentive plans that are described in Notes 24 and 25, respectively.

3.	Corporate Service Agreement

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related Party transactions (Continued)

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between APSA and such companies. The agreement has a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice. To date, neither has occurred.

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

It is also worth noting that the parties have hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and documentation. Notably, the parties retain absolute freedom and confidentiality regarding their strategic and commercial decisions.

4.	Donations granted to Fundación IRSA

Fundación IRSA is a non-profit institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Administrators are: Eduardo S. Elsztain (Chairman); Saul Zang (Vice Chairman I), Alejandro Elsztain (Vice Chairman II) and Mariana C. de Elsztain (secretary). It finances its activities with the donations made by APSA, IRSA, Cresud and others Group’s companies.

5.	Leases and/or rights of spaces use

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

36.           Related Party transactions (Continued)

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

(b)	Rights of spaces’ use granted to Fundación Museo de los Niños

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

36.           Related Party transactions (Continued)

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

APSA, together with IRSA and Cresud, lease the offices of our president located at 108 Bolivar, in the Autonomous City of Buenos Aires, property of Isaac Elsztain e Hijos S.C.A. (a company controlled by certain relatives of Eduardo S. Elsztain, our president) and Hamonet S.A. (a company controlled by Fernando A. Elsztain, one of our directors, and some of its family members). The agreement, entered into in March 2004, is for 156 months and sets a monthly rental of USD 5, which is distributed and shared equally among the three companies.

Otherwise, the Group’s central administration is located on the different floors of Intercontinental Plaza tower, located at 877 Moreno in the Autonomous City of Buenos Aires, owned by our parent company IRSA. APSA leases certain floors and parking spaces under diverse rental agreements. The agreement for the 2nd floor is valid until 2017; the agreement for the 23th and 24th floor is valid until 2014 and the agreement for the 22th floor is valid until 2016. The monthly rental payment agreed amounts to USD 71, plus the obligation to pay common expenses and taxes levied on the real estate, proportionately to the total area leased. Additionally, APSA lease a space in the Abasto shopping center. The agreement is valid from October 1, 2013 until September 30, 2016. The monthly rental payment agreed is USD 12, plus a fixed amount for common expenses.

Additionally, our directly controlling company IRSA leases us a space in the Abasto shopping center, which has been prepared for the operation of certain operational areas of the Group. The agreement is valid until 2015. The monthly rental payment agreed is USD 6, plus a fixed amount for common expenses.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related Party transactions (Continued)

6.	Service provider or recipient

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

36.           Related Party transactions (Continued)

(d)	Hospitality Services

On certain occasions, the Group hires hospitality and event venue rental services from Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., all subsidiaries of our parent company IRSA, and owners of several hotels.

From time to time, the Group acquires rights to use night accommodation at hotels owned by such companies, for the purposes of promotional or corporate activities. As of June 30, 2014 and 2013, the Group had 723 and 667 night accommodations pending of use.

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related Party transactions (Continued)

8.	Financial operations

(a)	Borrowings

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

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Related Party transactions (Continued)

The following is a summary of the balances with related parties for the year ended June 30, 2014:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	3,575	-	-	-	-	-
Anónima (IRSA)	Non-Convertible Notes	-	113,971	-	-	-	-	-	-
	Leases’ collections	-	-	-	-	(423))	-	-	-
	Equity incentive plan	-	-	-	-	(43,741))	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(654))	-	-	-
	Borrowings	-	-	117,384	-	-	-	-	-
Total direct parent company		-	113,971	120,959	-	(44,818))	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(2,909))	-	-	-
	Equity incentive plan	-	-	-	-	(10,557))	-	-	-
	Corporate services	-	-	-	-	(21,218))	-	-	-
	Non-Convertible notes	-	14,079	-	-	-	(22,000))	(236))	-
Total direct parent company of IRSA		-	14,079	-	-	(34,684))	(22,000))	(236))	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	687	-	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(175))	(677))	-	-	-
	Commissions per stands	-	-	19	-	-	-	-	-
Total associates of APSA		-	-	706	(175))	(677))	-	-	-

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Related party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Joint ventures of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	220	-	(72))	-	-	-
	Leases’ collections	-	-	-	-	(18))	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(630))	-	-	-
	Management fees	-	-	1,338	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(71))	-
Quality Invest S.A.	Reimbursement of expenses	-	-	5	-	-	-	-	-
	Management fees	-	-	22	-	-	-	-	-
Entrenimiento Universal S.A.	Reimbursement of expenses	-	-	103	-	-	-	-	-
	Borrowings	-	-	68	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	165	-	-	-	-	-
	Borrowings	-	-	20	-	-	-	-	-
Total Joint ventures of APSA		-	-	1,941	-	(720))	-	(71))	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	502	-	-	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
	Hotel services	-	-	-	-	(24))	-	-	-
Hoteles Argentinos S.A.	Reimbursement of expenses	-	-	-	-	(1))	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	8	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	101	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	144	-	-	-	-	-
Tyrus S.A.	Reimbursement of expenses	-	-	37	-	-	-	-	-
	Borrowings	-	-	247,873	-	-	-	-	-
Total subsidiaries of IRSA		-	-	248,669	-	(25))	-	-	-

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Related party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	138	-	-	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	-	2,134	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Total subsidiaries of Cresud		-	-	2,275	-	-	-	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(762))	-	-	-
	Leases and/or rights of spaces’ use	-	-	200	-	-	-	-	-
	Borrowings	-	-	-	-	-	(17,781))	(23,285))	-
	Derivatives	-	-	-	-	-	-	-	5,225
	Commissions per stands	-	-	59	-	-	-	-	-
Total associate of IRSA		-	-	259	-	(762))	(17,781))	(23,285))	5,225

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	66	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Total joint ventures of IRSA		-	-	68	-	-	-	-	-

Other Related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	864	-	-	-	-	-
	Borrowings	-	-	4	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	114	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	228	-	-	-	-	-
	Borrowings	-	-	4	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(337))	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	767	-	(9))	-	-	-
Austral Gold	Reimbursement of expenses	-	-	8	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	26	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(5))	-	-	-
Total other related parties		-	-	2,015	-	(351))	-	-	-

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Related party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Directors
Directors	Fees	-	-	-	-	(12,169))	-	-	-
	Reimbursement of expenses	-	-	-	-	(10))	-	-	-
	Guarantee deposits	-	-	-	(12))	-	-	-	-
Total directors		-	-	-	(12))	(12,179))	-	-	-
Total		-	128,050	376,892	(187))	(94,216))	(39,781))	(23,592))	5,225

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Related party transactions (Continued)

The following is a summary of the balances with related parties for the year ended June 30, 2013:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	-	-	(2,515))	-	-
Anónima (IRSA)	Non-Convertible Notes	19,128	1,205	-	-	-	-	-
	Corporate services	-	-	-	-	(2,257))	-	-
	Equity incentive plan	-	-	72	-	(63))	-	-
	Management collections	-	-	313	-	-	-	-
	Borrowings	-	-	64,533	-	-	-	-
Total direct parent company		19,128	1,205	64,918	-	(4,835))	-	-

Direct parent company of IRSA							-	-
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	7	-	(10,432))	-	-
	Corporate services	-	-	-	-	(25,424))	-	-
	Equity incentive plan	-	-	538	-	-	-	-
	Non-Convertible Notes	14,000	16,655	-	-	-	-	-
Total direct parent company of IRSA		14,000	16,655	545	-	(35,856))	-	-

Associates of APSA
Tarshop S.A.	Reimbursement of expenses	-	-	1,751	-	(1))	-	-
Total associates of APSA		-	-	1,751	-	(1))	-	-

Joint ventures of APSA
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	272	-	(141))	-	-
	Leases’ collections	-	-	12	-	(13))	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(248))	-	-
	Management fees	-	-	629	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	51	-	-	-	-
	Management fees	-	-	46	-	-	-	-
	Borrowings	-	-	500	-	-	-	-
Total joint ventures of APSA		-	-	1,510	-	(402))	-	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	846	-	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	28	-	(63))	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	5	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	67	-	-	-	-
Canteras Natal Crespo S.A.	Reimbursement of expenses	-	-	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	1	-	-	-	-
Total subsidiaries of IRSA		-	-	951	-	(63))	-	-

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	36	-	(6))	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	9	-	-	-	-
Total subsidiaries of Cresud		-	-	45	-	(6))	-	-

Associates of IRSA							-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	299	-	(281))	-	-
	Leases and/or rights of spaces’ use	-	-	10	-	-	-	-
	Non-Convertible Notes	-	5,136	-	-	-	-	-
	Mortgage bonds	-	540	-	-	-	-	-
	Borrowings	-	-	-	-	-	(35,557))	(9,738))
Total associates of IRSA		-	5,676	309	-	(281))	(35,557))	(9,738))

Joint ventures of IRSA							-	-
Cyrsa S.A.	Reimbursement of expenses	-	-	84	-	(59))	-	-
Total Joint ventures of IRSA		-	-	84	-	(59))	-	-

Other Related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	29	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	88	-	(5))	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	10	-	(437))	-	-
	Fees	-	-	-	-	(182))
	Advances	-	-	3	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	133	-	(11))	-	-
	Leases and/or rights of spaces’ use	-	-	902	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	13	-	(1))	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(3))	-	-
Total other related parties		-	-	1,178	-	(639))	-	-

Directors							-	-
Directors	Fees	-	-	-	-	(11,754))	-	-
	Guarantee deposits	-	-	-	(12))	(69))	-	-
Total directors		-	-	-	(12))	(11,823))	-	-
Total		33,128	23,536	71,291	(12))	(53,965))	(35,557))	(9,738))

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related party transactions (Continued)

The following is a summary of activity with related parties for the year ended June 30, 2014:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees	General and administrative expenses
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	14,128	-		(19)	(10)
Total direct parent company	-	-	14,128	-		(19)	(10)

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(67,408)	-	6,251	-		-	-
Total direct parent company of IRSA	(67,408)	-	6,251	-		-	-

Associates of APSA
Tarshop S.A.	-	(239)	-	-		165	-
Total associates of APSA	-	(239)	-	-		165	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(2,216)	-	-		-	-
Fundación IRSA	-	-	-	(3,241)		-	-
Hamonet S.A.	-	-	-	-		-	-
Isaac Elsztain e Hijos S.A.	-	-	-	-		-	-
Total other related parties	-	(2,216)	-	(3,241)		-	-

Directors
Directors	-	(54,354)	-	-		-	-
Senior Management	-	(7,915)	-	-		-	-
Total directors	-	(62,269)	-	-		-	-

Joint ventures of APSA
Quality Invest S.A.	-	216	-	-		-	-
Nuevo Puerto Santa Fe S.A.	-	1,124	(21)	-		-	-
Entrenimiento Universal S.A.	-	-	6	-		-	-
Total Joint ventures of APSA	-	1,340	(15)	-		-	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	26,453	-		133	-
Total associates of IRSA	-	-	26,453	-		133	-

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees	General and administrative expenses
Subsidiaries of Cresud
Sociedad Anónima Carnes Pampeanas S.A.(formerly EAASA)	-	-	134	-	-	-	-
Total subsidiaries of Cresud	-	-	134	-	-	-	-

Subsidiaries of IRSA
Tyrus S.A.	-	-	225	-	-	-	-
Subsidiaries of IRSA	-	-	225	-	-	-	-
Total	(67,408)	(63,384)	47,176	(3,241)	(4,542)	279	(10)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related party transactions (Continued)

The following is a summary of activity with related parties for the year ended June 30, 2013:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	(22,411)	-	(5,106)
Total direct parent company	-	-	(22,411)	-	(5,106)

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(65,247)	-	6,998	-	-
Total direct parent company of IRSA	(65,247)	-	6,998	-	-

Associates of APSA
Tarshop S.A.	-	-	-	-	2,605
Total associates of APSA	-	-	-	-	2,605

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,698)	-	-	-
Fundación IRSA	-	-	-	(1,420)	-
Hamonet S.A.	-	-	-	-	(80)
Isaac Elsztain e Hijos S.A.	-	-	-	-	(186)
Total other related parties	-	(1,698)	-	(1,420)	(266)

Directors
Directors	-	(43,034)	-	-	-
Senior Management	-	(4,343)	-	-	-
Total directors	-	(47,377)	-	-	-

Joint ventures of APSA
Quality Invest S.A.	-	216	28	-	-
Nuevo Puerto Santa Fe S.A.	-	888	-	-	(111)
Total joint ventures of APSA	-	1,104	28	-	(111)

Associates of IRSA
Banco Hipotecario S.A.	-	-	(1,377)	-	453
Total associates of IRSA	-	-	(1,377)	-	453
Total	(65,247)	(47,971)	(16,762)	(1,420)	(2,425))

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related party transactions (Continued)

The following is a summary of activity with related parties for the year ended June 30, 2012:

Related party	Leases and/or rights of use	Financial operations	Fees	Donations	Corporate services
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(6,279)	(13,648)	-	-	-
Total direct parent company	(6,279)	(13,648)	-	-	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	-	906	-	-	(47,969)
Total direct parent company of IRSA	-	906	-	-	(47,969)

Associates of APSA
Tarshop S.A.	2,998	-	-	-	-
Total associates of APSA	2,998	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	-	(2,631)	-	-
Fundación IRSA	-	-	-	(737)	-
Inversiones Financieras del Sur	-	125	-	-	-
Hamonet S.A.	(107)	-	-	-	-
Isaac Elsztain e Hijos S.A.	(163)	-	-	-	-
Total other related parties	(270)	125	(2,631)	(737)	-

Directors
Directors	-	(1)	(36,024)	-	-
Total directors	-	(1)	(36,024)	-	-

Joint ventures of APSA
Quality Invest S.A.	-	-	(18)	-	-
Nuevo Puerto Santa Fe S.A.	-	-	(226)	-	-
Total joint ventures of APSA	-	-	(244)	-	-

Associates of IRSA
Banco Hipotecario S.A.	247	59	-	-	-
Total associates of IRSA	247	59	-	-	-
Total	(3,304)	(12,559)	(38,899)	(737)	(47,969)

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 8 - Interest in joint ventures
Note 9 - Interest in associates
Exhibit D - Other investments	Note 15 - Financial instruments by category
Note 17 - Investments in financial assets
Note 19 - Cash and cash equivalents information.
Exhibit E – Provisions	Note 16 - Trade and other receivables
Note 22 – Provisions
Exhibit F – Cost of sales and services provided	Note12 – Trading properties
Note 30 – Costs
Exhibit G - Foreign currency assets and liabilities	Note 38 - Foreign currency assets and liabilities

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.14	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.13
Asset
Trade and other receivables
Uruguayan Pesos	3	0.3627	1	76	0.26219	20
US Dollar	47,460	8.033	381,250	15,248	5.348	81,547
Euros	2	10.9908	26	3	6.949	20
Total Trade and other receivables			381,277			81,587
Investments in financial assets
US Dollar	13,745	8.033	110,413	2,015	5.348	10,774
Total investments in financial assets			110,413			10,774
Cash and cash equivalents
Uruguayan Pesos	3	0.3627	1	4	0.26219	1
US Dollar	8,864	8.033	71,206	5,382	5.348	28,781
Pounds	2	13.7364	21	1	8.08	12
Euros	14	10.9908	149	13	6.949	91
Total cash and cash equivalents			71,377			28,885
Total Assets as of 06.30.14			563,067			-
Total Assets as of 06.30.13			-			121,246
Liabilities
Trade and other payables
Uruguayan Pesos	3	0.3815	1
US Dollar	1,691	8.133	13,750	5,860	5.388	31,572
Euros	-	-	-	6	7.0146	41
Total trade and other payables			13,751			31,613
Borrowings
US Dollar	120,246	8.133	977,963	123,102	5.388	663,271
Total borrowings			977,963			663,271
Provisions
US Dollar	200	8.133	1,627	-	-	-
Total Provisions			1,627			-
Total Liabilities as of 06.30.14			993,341			-
Total Liabilities as of 06.30.13			-			694,884

(*)	The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements. See Note 18.
(1)	Considering foreign currencies those that differ from each one of the Group´s companies´ functional currency at each year-end.
(2)	Exchange rate as of June 30, 2014 and 2013 according to Nación Argentina´s Bank.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Barters transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for units to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2014:

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

An association named Asociación Amigos Alto Palermo presented an injunction requesting that the construction is prohibited and obtained a suspension interim measure for this purpose. Later, the Court of Appels from the Autonomous City of Buenos Aires ordered the lifting of such interim measure. Currently, the “amparo” (judicial action for the protection of constitutional rights) is going through the trial stage, and no decision has been made on the merits of the case.

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

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Group of the following future real estate:, (i) 42 functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in the plot; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the mentioned building.

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

Furthermore, on May 17, 2013, the property was reported as condominium property, and on November 14, 2013 payment of the consideration has been notarized in a public deed executed in favor of APSA.

40.	CNV General Ruling No. 629/14 – Storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au. Ezeiza-Cañuelas KM 45
(i)     On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of these financial statements, the Group is waiting for the company that experienced the fire to report whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that were on fire do not appear to be sensitive or capable of affecting normal business operations.

Alto Palermo S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

40.	CNV General Ruling No. 629/14 – Storage of documentation (Continued)

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

41.	Subsequent events

On July 18, 2014, the Group –through Torodur S.A.- has increased its interest in Avenida Inc. by exercising the warrant mentioned in note 3. As a result, our shareholding has increased to 6,172,840 shares. Simultaneously, a new investor acquired a 35.12% interest in the company in an amount of Ps. 120.9 million (USD 15 million); hence, our interest in Avenida Inc. is now 23.01%.

Later, during August 2014, APSA through Torodur S.A. has sold 1,430,000 shares representing a 5% equity interest in Avenida Inc. in an amount of Ps.18.9 million (USD 2.3 million). As a result, the indirect share of Apsa in Avenida Inc. on the consolidated balance sheet date was reduced to 17.68% of the capital stock.

Notice of General Regular and Special Shareholders´ Meeting of Alto Palermo S.A.

On October 1, 2014, the board of directors of Alto Palermo S.A. called a Regular General Shareholders´ Meeting to be held on October 31, 2014 and informed on some of the items to be transacted thereat, namely:

a.	Payment of a dividend in cash for the fiscal year up to an amount of Ps. 138.7 million.

b.	Update to the report on the Incentive Plan for the officers of the company as approved and ratified by the meetings held in 2009/2010/2011/2012 and 2013.

c.	The merger with Conil S.A. and the previous merger commitment and other documents.

d.	Update to the report on the Shared Services Agreement.