Form 20-F
IRSA PROPIEDADES COMERCIALES S.A.
filed 2015-10-23
CIK 1128173

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934 o

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 x

For the fiscal year ended June 30, 2015

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 o

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 o

  Date of the event requiering this Shell Company Report ___

For the transition period from ____ to ____

Commission file number 000-30982

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877, 22 Floor
Ciudad Autónoma de Buenos Aires, Argentina
 (Address of principal executive offices)

Matías Ivan Gaivironsky – Chief Financial Officer
Tel  (+ 54 11) 4323 7449 – ir@irsacp.com.ar
Moreno 877 24 Floor (C1091AAQ) Ciudad Autónoma de Buenos Aires

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2015 was 1,260,140,508

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

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐   Yes     ☒   No

i

Table of Contents

IRSA Propiedades Comerciales S.A.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

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

Factors that could cause actual results to differ materially and adversely include but are not limited to:

•	changes in general economic, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	inflation;

•	fluctuations in interest rates;

•	current and future government regulation (including amendments to the Argentine Civil and Commercial Code);

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations and declines in the value of Argentine public debt;

•	government intervention in the private sector, including through nationalization, expropriation, labor regulation or other actions;

•	restrictions on transfer of foreign currencies;

•	competition in the shopping center sector, office or other commercial properties and related industries;

•	potential loss of significant tenants at our shopping centers;

•	our ability to timely transact in the Argentine real estate market;

•	our ability to meet our debt obligations;

•	shifts in consumer purchasing habits and trends;

•	technological changes and our potential inability to implement new technologies;

•	deterioration in regional and national business and economic conditions in Argentina;

•	fluctuations and declines in the exchange rate of the Peso; and

•	the risk factors discussed under “Risk Factors” beginning on page 4.

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

CERTAIN MEASUREMENTS AND TERMS

As used throughout this annual report, the terms “IRSA Propiedades Comerciales”, “IRSA Commercial Properties”, the “Company”, “we”, “us”, and “our” refer to IRSA Propiedades Comerciales S.A., formerly known as Alto Palermo S.A. (APSA) which name was modified by the decision of the Extraordinary General Shareholder meeting held on February 5, 2015 together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

    In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report (e.g., gross leasable area of buildings and size of undeveloped land) are expressed in terms of square meters. One square meter is equal to approximately 10.764 square feet. One hectare is equal to approximately 10,000 square meters and approximately 2.47 acres.

As used herein: “GLA or gross leasable area”, in the case of shopping centers, refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Financial Statements

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2015 and 2014 for our fiscal years ended June 30, 2015, 2014 and 2013 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements included elsewhere herein have been audited by Price Waterhouse & Co. S.R.L., Ciudad Autónoma de Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm whose report is included herein.

Pursuant to Resolution No. 562/09 issued by the Comisión Nacional de Valores (“CNV”), as subsequently amended by Resolution No. 576/10, and further amended and restated by resolution No.622/13 (The “CNV Rules”), all listed companies in Argentina with certain exceptions (i.e. financial institutions and insurance entities) were required to present their consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Therefore, we have prepared our Consolidated Financial Statements under IFRS for the first time for our financial year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. All IFRS issued by the IASB effective at the time of preparing the Consolidated Financial Statements have been applied. The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011.

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

Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. Dollars at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2015, which was Ps. 9.088 = US$1.00. We make no representation that the Peso or U.S. Dollar amounts actually represent or could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

This item is not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3.	Key Information

A. Selected consolidated financial data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with our Audited Consolidated Financial Statements included under Item 8. Financial Information and the discussion in Item 5. Operating and Financial Review and Prospects. The selected Consolidated Statement of Comprehensive Income data for the years ended June 30, 2015, 2014 and 2013 and the selected consolidated financial data as of June 30, 2015 and 2014 have been derived from our Audited Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., City of Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

The Selected Consolidated Statements of Comprehensive Income data for the year ended June 30, 2012, and the Selected Consolidated Financial data as of June 30, 2013, 2012 and July 1, 2011, have been derived from our Audited Consolidated Financial Statements as of June 30, 2013, which have been audited by PricewaterhouseCoopers & Co. S.R.L. and are not included herein.

	For the fiscal year ended June 30,
	2015	2015	2014	2013	2012
	(In thousands) (1)
	(US$) (2)	Ps. (1)	Ps. (1)	Ps. (1)	Ps. (1)
Consolidated Statement of comprehensive income
Income from sales, rents and services	211,727	1,924,176	1,445,190	1,111,762	937,062
Income from expenses and collective promotion fund	91,759	833,905	667,824	525,649	430,375
Costs	(130,179)	(1,183,068)	(956,238)	(749,865)	(619,278)
Gross profit	173,307	1,575,013	1,156,776	887,546	748,159

Gain from disposal of investment properties	13,940	126,686	308	236	-
General and administrative expenses	(15,251)	(138,599)	(101,445)	(67,720)	(58,183)
Selling expenses	(12,949)	(117,683)	(76,854)	(60,826)	(43,376)
Other operating results, net	(10,678)	(97,042)	(27,387)	(37,578)	(20,816)
Profit from operations	148,369	1,348,375	951,398	721,658	625,784

Share of profit / (loss) of associates and joint ventures	1,605	14,585	(13,535)	(602)	3,758
Profit from operations before financing and taxation	149,974	1,362,960	937,863	721,056	629,542

Finance income	11,569	105,138	124,495	55,029	49,561
Finance cost	(66,448)	(603,883)	(499,901)	(234,264)	(156,361)
Other financial results	5,195	47,215	74,730	(12,092)	2,318
Financial results, net	(49,684)	(451,530)	(300,676)	(191,327)	(104,482)
Profit before income tax	100,289	911,430	637,187	529,729	525,060
Income tax expense	(32,000)	(290,815)	(226,700)	(178,698)	(179,416)
Total profit for the year	68,290	620,615	410,487	351,031	345,644
Total comprehensive income	68,290	620,615	410,487	351,031	345,644

Attributable to:
Equity holders of the parent	63,960	581,269	377,003	330,098	332,047
Non-controlling interest	4,329	39,346	33,484	20,933	13,597
Profit per common share attributable to equity holders of the parent:
Basic	0.05	0.46	0.30	0.26	0.26
Diluted	0.05	0.46	0.30	0.26	0.14

CASH FLOW DATA
Net cash generated from operating activities	138,378	1,257,577	921,464	654,706	613,905
Net cash used in investing activities	(45,580)	(414,231)	(517,852)	(447,164)	(259,529)
Net cash used in financing activities	(72,727)	(660,943)	(516,906)	(90,789)	(400,192)
Net increase / (decrease) in cash and cash equivalents	20,071	182,403	(113,294)	116,753	(45,816)

	As of the fiscal year ended June 30,					As of July 1,
	2015	2015	2014	2013	2012	2011
	(In thousands) (1)
	(US$) (2)	Ps. (1)	Ps. (1)	Ps. (1)	Ps. (1)	Ps. (1)
Consolidated Statements of Financial Position
ASSETS
Non-current assets
Investment properties	457,309	4,156,025	1,753,492	1,621,636	1,544,530	1,545,649
Property, plant and equipment	12,037	109,394	23,552	20,169	17,485	17,402
Trading properties	943	8,567	8,325	653	4,375	1,818
Intangible assets	7,594	69,015	65,754	62,661	62,724	62,968
Investment in associates and joint ventures	20,017	181,918	171,903	171,117	114,455	47,634
Deferred income tax assets	5,681	51,631	40,326	37,404	23,467	22,790
Income tax credit	27	249	578	5,083	4,002	4,778
Trade and other receivables	9,951	90,431	85,914	75,910	78,886	78,982
Investments in financial assets	27,901	253,546	63,455	99,963	104,993	76,256
Total Non-current assets	541,459	4,920,776	2,213,299	2,094,596	1,954,917	1,858,277

Current assets
Trading properties	347	3,154	1,214	6,991	4,012	14,224
Inventories	1,689	15,347	10,368	9,896	10,394	7,384
Derivative financial instruments	-	-	1,234	-	-	-
Income tax credit	180	1,635	123	-	-	-
Trade and other receivables	88,910	808,016	937,204	550,762	386,773	324,522
Investments in financial assets	32,165	292,320	216,071	169,174	45,072	29,396
Cash and cash equivalents	33,396	303,499	116,706	223,385	102,698	145,552
Total current assets	156,687	1,423,971	1,282,920	960,208	548,949	521,078

TOTAL ASSETS	698,146	6,344,747	3,496,219	3,054,804	2,503,866	2,379,355

Shareholders’ equity attributable to IRSA Commercial Properties	105,448	958,313	813,487	848,923	823,876	795,918
Non-controlling interest	20,338	184,834	192,102	161,892	148,647	136,836
Shareholders’ Equity	125,786	1,143,147	1,005,589	1,010,815	972,523	932,754

LIABILITIES
Non-current liabilities
Trade and other payables	27,268	247,812	195,673	190,170	160,208	143,934
Borrowings	365,591	3,322,488	1,046,102	834,814	680,550	615,503
Deferred income tax liabilities	11,785	107,102	107,778	101,942	120,968	137,684
Provisions	1,033	9,392	22,878	11,730	11,593	12,829
Total Non-current liabilities	405,677	3,686,794	1,372,431	1,138,656	973,319	909,950

Current liabilities
Trade and other payables	88,266	802,151	489,811	437,750	361,880	324,545
Income tax liabilities	13,543	123,077	56,681	77,683	105,411	66,163
Payroll and social security liabilities	10,420	94,693	76,090	26,041	26,171	24,061
Derivative financial instruments	-	-	14,225	1,732	-	-
Borrowings	51,855	471,255	479,237	356,028	64,562	121,615
Provisions	2,600	23,630	2,155	6,099	-	267
Total current liabilities	166,682	1,514,806	1,118,199	905,333	558,024	536,651

TOTAL LIABILITIES	572,359	5,201,600	2,490,630	2,043,989	1,531,343	1,446,601

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	698,146	6,344,747	3,496,219	3,054,804	2,503,866	2,379,355

	For the fiscal year ended on June 30,
	2015	2015	2014	2013	2012
	(US$) (2)	Ps. (1)	Ps. (1)	Ps. (1)	Ps. (1)
Basic net income per common share	0.05	0.46	0.30	0.26	0.26
Diluted net income per common share	0.05	0.46	0.30	0.26	0.14
Basic net income per ADS	2.025	18.40	12.00	10.40	10.40
Diluted net income per ADS	2.025	18.40	12.00	10.40	5.60
Depreciation and amortization	19,851	180,410	121,014	129,806	108,849
Capital expenditures	322,125	2,927,468	285,749	222,907	116,411
Working capital	(9,995)	(90,835)	164,721	54,875	(9,075)
Ratio of current assets to current liabilities	0.94	0.94	1.15	1.06	0.98
Ratio of shareholders’ equity to total liabilities	0.22	0.22	0.40	0.49	0.64
Ratio of non-current assets to total assets	0.78	0.78	0.63	0.69	0.78
Dividends per share	0.04	0.35	0.32	0.24	0.23
Dividends per ADS	1.53	13.88	12.94	9.73	9.34
Number of shares outstanding	1,260,140,508	1,260,140,508	1,260,140,508	1,260,140,508	1,259,886,188
Capital stock	13,866	126,014	126,014	126,014	125,989

(1)	In thousands of Pesos, except ratios. Totals may not sum due to rounding.
(2)
Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of June 30, 2015, which was Ps.9.088 per US$1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.

Exchange Rates

In addition to the above measures, on February 8, 2002, the Argentine Central Bank (the “Central Bank”) issued strong restrictions which required the prior authorization of the Central Bank with respect to transfers of funds abroad for the purpose of servicing principal and/or interest payments on foreign indebtedness.

Since October 2011, the Argentine government has expanded the restrictions on access to the foreign exchange market and transfers of foreign currency abroad. Through a combination of foreign exchange and tax regulations, the Argentine authorities have significantly curtailed access to foreign exchange by individuals and private sector entities. Current foreign exchange regulations include, among others, the obligation to obtain prior approval by the Central Bank of certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina (pursuant to section 3.4 of Central Bank Communication “A” 5264, issued January 3, 2012, as amended and supplemented), the ability of individuals to purchase foreign currency, subject to the limits set forth by the Argentine tax authority, restrictions for legal entities to purchase foreign currency to create or increase portfolio investments outside of Argentina, and limits to the net position in foreign exchange holdings of financial institutions (pursuant to Central Bank Communication “A” 5611, issued on August 4, 2014).

The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of U.S. Dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended June 30, 2011	4.0900	3.9110	3.9810	4.0900
Fiscal year ended June 30, 2012	4.5070	4.0900	4.2808	4.5070
Fiscal year ended June 30, 2013	5.3680	4.5050	4.8914	5.3680
Fiscal year ended June 30, 2014	8.0830	5.3700	6.7657	8.0830
Fiscal year ended June 30, 2015	9.0380	8.0850	8.5599	9.0380
July 2015	9.1400	9.0430	9.0934	9.1400
August 2015	9.2460	9.1450	9.1939	9.2460
September 2015	9.3720	9.2540	9.3167	9.3720
October 2015 (through October 14, 2015)	9.4290	9.3800	9.4052	9.4290

Source: Central Bank
(1)	Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina “foreign currency exchange rate”.
(2)	The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)	The minimum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(4)	Average exchange rates at the end of the month.
Increases in Argentine inflation or devaluation and depreciation of the Peso could have a material adverse effect on our results.

B. Capitalization and Indebtedness

This section is not applicable.

C. Reasons for the Offer and Use of Proceeds

This section is not applicable.

D. Risk Factors

You should carefully consider the risks described below, in addition to the other information contained in this annual report, before making an investment decision. We also may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may adversely affect our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares and American Depository Shares (“ADSs”) involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Relating to Argentina

We depend on macroeconomic and political conditions in Argentina.

We are exposed to economic conditions in Argentina, considering that as of the date of this annual report, substantially all of our assets were located in Argentina and all of our activities are conducted in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, and high and variable levels of inflation and currency devaluation.

During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected the utility companies and many other sectors of the economy, and suffering a significant devaluation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Although the economy has largely recovered from the crisis, during 2014, the Argentine economy has shown signs of slowdown due to the increase in the applicable exchange rates and decreases in commodity prices. The Argentine economy is suffering high inflation and has an increasing need of capital investment, with many sectors, particularly the energy sector, operating near full capacity.

The ongoing economic slowdown suggests uncertainty as to whether the economic growth experienced in the past decade is sustainable. This is mainly because economic growth was initially dependent on a significant devaluation of the Argentine Peso, excess production capacity resulting from a long period of deep recession and high commodity prices. Furthermore, the economy has suffered a sustained erosion of direct investment and capital investment. After the 2001 economic crisis, Argentina recovered with significant increases in gross domestic product (“GDP”) at an average of 8.5% on annual basis between 2003 and 2008. As a result of the 2008 global financial crisis, Argentina GDP’s growth rate decreased to 0.9% in 2009, though growth rebounded to 9.2% in 2010 and 8.9% in 2011. During 2012, the Argentine economy experienced a slowdown, with GDP increasing at a rate of 1.9%. In March 2014, the Argentine government announced a new method of calculating GDP as requested by the International Monetary Fund (“IMF”) (using 2004 as the base year instead of 1993, which was the base reference year used in the prior method of GDP calculation). Following changes in the methodology used in calculating GDP, the National Institute of Statistics (“Instituto Nacional de Estadisticas y Censos” or the “INDEC”) reported that Argentina’s GDP’s growth rate for 2013 was 3% and 0.5% for 2014. This decrease was principally due to the deceleration of the global economy and macroeconomic conditions in Argentina during 2014. As of July 31, 2015, the Monthly Economic Activity Estimator (Estimador Mensual de Actividad Económica, or the “EMAE”) increased 2.7%, relative to the same period in the prior year, according to data published by the INDEC. Argentina’s relative stability since 2002 has been affected by increased social and political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

According to the INDEC, the consumer price index increased 23.9%, 10.9% and 10.8% in 2014, 2013 and 2012, respectively, and for the six months ended June 30, 2015, increased 15.0% relative to the same period the prior year. Uncertainty surrounding future inflation rates has slowed any potential recovery in the long-term credit market. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to foster conditions that would permit stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operation. In particular, the margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors. While certain of our tenant leases include provisions that allow us to agree with our tenants to periodical increases of the lease prices, there can be no assurance that these provisions will adequately protected us against rapid inflation.

High inflation would also adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, 5% of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia  (“CER”, as per its acronym in Spanish), a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country’s financial obligations.

The government has taken certain measures in order to control inflation, such as implementing a fair price program, by virtue of which supermarkets have to offer certain products at a government-determined price, and sectorial agreements in order to implement salary increases. Additionally, the Argentine government has recently enacted Law No.26,991 (the “Supply Law”), which amends Law No.20,680, and enables the federal government to intervene in certain markets when it considers that any party to such market is trying to impose prices, or supply restrictions over such market. The Supply Law provides among others pecuniary sanctions, suspension, seizure of operations, and confiscation of goods.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which was calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. At the time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, the International Monetary Fund (“IMF”) requested to clarify its inflation rates several times.

On November 23, 2010, the Argentine government began consulting with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC in order to create such an index. Notwithstanding such efforts, reports published by the IMF stated that its staff also used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those issued by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of used data by the INDEC. In a meeting held on February 1, 2013, the Executive Board of the IMF emphasized that the progress in implementing remedial measures since September 2012 has not been sufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

In order to address the quality of official data, a new consumer price index denominated Urban National Consumer’s Price Index (“Indice de Precios al Consumidor Nacional urbano” or the “IPCNu”), was enacted on February 13, 2014. For the year ended December 31, 2014 the IPCNu was 23.9%. The IPCNu represents the first national indicator to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires, the IPCNu is calculated by measuring prices of goods across the entire urban population of the 23 provinces of Argentina and the City of Buenos Aires. The IMF declared that it was going to review later in 2014 Argentina’s reports on progress in revising its inflation and gross domestic product statistics. However, as of the date of this annual report, it is still being reviewed by the IMF. In addition, in February 2014, the INDEC released a new GDP index for 2013, equal to 3.0%, which differs from the GDP index originally released by the INDEC for the same period which was 5.5%. In December 15, 2014, the IMF recognized the progress of Argentine authorities to remedy the inaccurate provision of data, but has delayed the definitive evaluation of the new index. If the IMF finds that the methodology of INDEC for calculating a new national consumer price index or GDP is inaccurate, or concludes that its methodology should be adjusted, that could result in financial and economic hazards for Argentina, including lack of financing from such organization. If these measures are adopted, the Argentine economy could suffer adverse effects, either by limiting access to international financial markets or increasing the financing cost associated therewith, which in turn would adversely affect our financial condition and results of operations.

Notwithstanding these measures to address appropriate inflation statistics, there are private reports implying significantly higher inflation rates than the official reports of the INDEC. Despite the changes adopted by the INDEC to the measurement procedure with the IPCNu, there are still some differences between the figures resulting from this indicator and those recorded by private consultants, the Argentine Congress and the provincial statistic agencies. If it is determined that it is necessary to unfavorably adjust the consumer price index and other INDEC indices, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a material adverse effect on us.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and public policies and foster economic growth.

Argentina’s 2001 default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina’s ability to access international capital markets. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of the defaulted bonds that were not swapped in the 2005 restructuring. As a result of the 2005 and 2010 debt swaps, Argentina has restructured approximately 92.4% of its defaulted debt that was eligible for restructuring. Holdout creditors that declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan. Additionally, on May 29, 2014, the Argentine government and representatives of the Paris Club creditors reached an agreement to clear Argentina’s debt due to the Paris Club creditors, in arrears, in the total amount of US$9.7 billion as of April 30, 2014.

In related cases brought before the U.S. District Court for the Southern District of New York (the “District Court”), the plaintiffs argued that allowing Argentina to make payments under the new bonds issued pursuant to the debt swaps while it remained in default on its pre-2002 bonds violates the pari passu clause in the original bonds and entitles the plaintiffs to injunctive relief barring Argentina from making payments on the new bonds without making comparable payments on the original bonds. In late October 2012, the U.S. Court of Appeals for the Second Circuit in New York affirmed the District Court’s ruling that the pari passu clause in the pre-2002 bonds prevents Argentina from making payments unless it makes ratable payments to the holdout creditors at the same time. On November 21, 2012, the District Court specified that ratable payments to the holdout creditors would be the full amount owed on the bonds (including interest) and ordered Argentina to pay approximately US$1.3 billion plus interest owed to the holdout creditors’ party to such proceedings.

On appeal, the U.S. Court of Appeals for the Second Circuit ordered Argentina to submit a payment plan proposal for the holdout creditors, which Argentina did on March 29, 2013. On August 23, 2013, the U.S. Court of Appeals for the Second Circuit rejected Argentina’s payment proposal and affirmed the District Court’s November 21, 2012 injunctions (the “Injunction”). However, in the same ruling, the U.S. Court of Appeals for the Second Circuit stayed the enforcement of the injunctions pending the resolution by the U.S. Supreme Court of any timely petition for a writ of certiorari. In this regard, Argentina filed a petition for a writ of certiorari on June 24, 2013, which was denied as premature. Later, on February 18, 2014, Argentina and certain holders of the new bonds timely filed petitions for a writ of certiorari. On June 16, 2014, the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari in connection therewith and, subsequently, on June 18, 2014, the U.S. Court of Appeals for the Second Circuit lifted its stay on the District Court’s Injunction. Separately, on June 16, 2014, the U.S. Supreme Court affirmed a District Court ruling to compel discovery from certain financial institutions concerning, among other things, Argentina’s assets.

On June 23, 2014, the District Court appointed a special master to mediate settlement negotiations between Argentina and the litigating bondholders. On June 26, 2014, the District Court denied Argentina’s request for a further stay of the Injunction. In addition, on or about June 27, 2014, Argentina transferred to The Bank of New York Mellon, in its capacity as trustee, amounts due June 30, 2014 in respect of certain of its restructured bonds. The District Court, however, prohibited such payment and ordered Argentina and the holders of its non-restructured bonds to agree on a payment schedule. Following negotiations between Argentina and the litigating bondholders, Argentina and such bondholders failed to reach an agreement in respect of its defaulted debt. By July 30, 2014, the end of the grace period provided under Argentina’s relevant restructured bonds for the payment of debt service thereunder, Argentina and the holdout creditors had not arrived on an agreement and The Bank of New York Mellon complied with the order of the District Court to not deliver the funds previously deposited by Argentina for payment to the holders of the restructured bonds under foreign law. While Argentina asserted that it complied with its obligation to the holders of the restructured bonds by making such deposit, and that the indenture trustee had the obligation to deliver such payment, on such date Standard & Poor’s Rating Services downgraded Argentina’s foreign currency credit rating to “selective default”, or “SD”, while on July 31, 2014, Fitch Ratings Inc. downgraded Argentina’s foreign currency issuer default rating to “restricted default”, or “RD”.

On September 11, 2014, the Argentine Congress enacted Law No.26,984, with the purpose of implementing legal mechanisms to allow restructured bondholders to collect payments under such bonds. Law No.26,984 established a new account in the name of Nación Fideicomisos S.A. with the Central Bank in order to make payments to restructured bondholders. Furthermore, Law No.26,984 set forth that the executive branch could implement an exchange of restructured bonds for Argentine law-governed bonds and for French law-governed bonds. As of the date of this annual report, no such mechanism has been implemented by the Argentine government. Separately, during August 2014 the Central Bank revoked The Bank of New York Mellon’s authorization to operate in Argentina. In connection with these and other actions taken by the Argentine government, the District Court held Argentina in contempt on September 29, 2014.

The District Court authorized limited exceptions to the Injunction allowing certain custodians of Argentine law-governed bonds to process payments in August 2014, September 2014 and December 2014. Payments on the remaining restructured bonds have not been processed as a consequence of the Injunction and various restructured bondholders have been seeking the release of such payments in court. As of the date of this annual report, the District Court has not authorized any other such releases or payments.

On January 2, 2015, Argentina deposited, for the benefit of the restructured bondholders, approximately US$1,000 million corresponding to the payment dated December 31, 2014. In addition, the Argentine government deposited US$539 million in Nación Fideicomisos S.A. to service interest of certain restructured bonds under foreign legislation and another amount reserved for payment to the holdouts, frozen as of the date of this annual report, as ordered by the District Court, in the accounts of Bank of New York in the Central Bank. At the date of this annual report, the consequences of the passage of the new sovereign payments law or the development and the effects of the NML Capital case could have on our business and operations are not clear.

The Argentine government successfully appealed such decision, and on August 10, 2015, the U.S. Court of Appeals for the Second Circuit stated that the District Court had improperly expanded a class of bondholders who were seeking repayment following the 2002 default; stating that the District Court must return to a narrower definition of class, limited to those who have continuously held the eight series of bonds in question, and to hold a hearing to determine the proper amount of damages.

In addition, the District Court stated in another ruling that he considers all Argentine government assets in the United States, except for diplomatic and military, as commercial assets which NML Capital could try to seize. This decision have allowed the funds to request for the attachment of these assets, which have fallen specially on the Central Bank, Banco de la Nación Argentina, bank accounts of certain embassies, the Aquarius SAC-D satellite and the Frigate Libertad , among other assets. Meanwhile, Argentina’s lawyers and officials believe and argue that there are only diplomatic assets protected by sovereign immunity. In this context, the District Court ordered Argentina to provide information about assets in the United States within ten days and said that if the country holds assets which have no diplomatic or military purposes; they can be attached, being considered “commercial use”.

On August 31, 2015 the Argentine government won an appeals court ruling. Such ruling denied a motion to dismiss for lack of subject matter jurisdiction filed by the Central Bank, stating that the District Court erred in: (1) imputing the Argentine government’s waiver of sovereign immunity to the Central Bank based on an alter‐ego theory; and (2) applying the commercial‐activity exception to Central Bank’s use of its account with the Federal Reserve Bank of New York. Accordingly, the U.S. Court of Appeals for the Second Circuit reversed the District Court’s order of September 26, 2013, and remands the cause with instructions to dismiss the complaint on sovereign immunity grounds.

Also, on September 16, 2015, the Argentine government won an additional appeals court ruling, which noted that defining a precise class to which Argentina owes damages for refusing to pay bondholders and calculating those damages have been "exasperating tasks," stating that “Judge Thomas P. Griesa was making it too easy for some plaintiffs by creating a class including bondholders who were not the original purchasers of the bonds”, while objective criteria may be necessary to define an ascertainable class, it cannot be the case that any objective criterion will do."

The continuation and outcome of this litigation may continue to prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets. Litigation initiated by holdout creditors or other parties may result in material judgments against the Argentine government and could result in attachments of, or injunctions relating to, Argentina’s assets, which could have a material adverse effect on the country’s economy and affect our ability to access international financing. In addition, litigation initiated by holdouts could eventually bring Argentina to be considered in default of its obligations and cause acceleration of the existing exchange debt due to cross default clauses which could have a material adverse effect on the on the country’s economy, and consequently, our business, financial condition and results of operations.

Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of Argentina’s defaulted bonds, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources.

Foreign shareholders of several Argentine companies, including public utilities, and bondholders that did not participate in the exchange offers described above, have filed claims in excess of US$20 billion in the aggregate with the International Centre for Settlement of Investment Disputes (the “ICSID”) alleging that the emergency measures adopted by the government differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. During 2013, Argentina agreed to settle five separate investment treaty arbitration claims at a cost of around US$500 million. As of December 31, 2014, there were ICSID judgments outstanding against Argentina for approximately US$64 million, plus interest and expenses. On April 9, 2015, the ICSID held that Argentina must pay US$405 million in damages for prejudices suffered in relation to the termination of the Aguas Argentinas S.A. water and waste water management concession contract in the Buenos Aires metropolitan area. Litigation, as well as ICSID and UNCITRAL claims against the Argentine government, have resulted in material judgments and may result in new material judgments against the government, and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the Argentine government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on the country’s economy, and consequently, our business, financial condition and results of operations.

The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy.

On March 22, 2012, the Argentine Congress passed Law No.26,739, which amended the charter of the Central Bank and Law No.23,298 (the “Convertibility Law”). See “Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth” above. This new law amends the objectives of the Central Bank (established in its charter) and removes certain provisions previously in force. Pursuant to the amendment, the Central Bank focuses on promoting monetary and financial stability as well as development with social equity.

A key component of the amendment of the Central Bank charter relates to the use of international reserves. Pursuant to this amendment, the Central Bank reserves may be made available to the government for the repayment of debt or to finance public expenses. During 2013, the currency reserves in U.S. Dollars held by the Argentine government in the Central Bank decreased significantly, from US$43.3 billion in 2012 to US$30.6 billion in 2013, while during 2014 the reserves increased slightly to US$31.4 billion as of December 31, 2014. The Central Bank’s stock of foreign currency reserves was US$33.9 billion as of June 30, 2015 and after the payment of the sovereign bond, BODEN 15, on October 3, 2015, the stock of foreign currency reserves was US$ 27.7 billion. This use of the Central Bank reserves for expanded purposes by the Argentine government may result in Argentina being more vulnerable to inflation or external shocks, affecting the country’s capacity to overcome the effects of an external crisis.

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

Since the strengthening of exchange controls began in late 2011, and upon the introduction of measures that have limited access to foreign currency by private companies and individuals, (such as requiring an authorization of tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets compared to the corresponding quotations in the local market, has increased significantly over the official exchange rate. These measures may prevent or limit us from offsetting the risk derived from our exposure to the U.S. Dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations.

If the Peso continues to devalue, all of the negative effects on the Argentine economy related to such devaluation could reappear, with adverse consequences on our business. Moreover, it would likely result in a material adverse effect in our business as a result of the exposure to financial commitments denominated in U.S. Dollar. While certain of our office space leases are denominated in U.S. Dollars, we are only partially protected against Peso devaluation as payment is fixed in Pesos and there can be no assurance we will be able to maintain our U.S. Dollar-denominated leases.

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

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business and results of operations

During recent years, the Argentine government has increased its direct intervention in the economy through the implementation or change of laws and regulations, such as: nationalizations, or expropriations, among others; restrictions on production, imports and exports; exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; delays or denials of governmental approvals, among others.

In November 2008, the Argentine government enacted Law No.26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”). More recently, beginning in April 2012, the Argentine government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No.26,741 and Decree No.1277/2012. In February 2014, the Argentine government and Repsol S.A. (the former principal shareholder of YPF S.A.) announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF S.A. shares. Such compensation totaled US$5 billion, payable by delivery of Argentine sovereign bonds with various maturities. In April 23, 2014, the agreement with Repsol was approved by the Argentine Congress and accordingly, in May 8, 2014, Repsol, S.A. received the relevant Argentine government bonds.

Additionally, on December 19, 2012, the Argentine government issued Decree No.2552/12, which ordered the expropriation of the “Predio Rural de Palermo.” However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that momentarily blocked the enforceability of Decree No.2,552/2012; notwithstanding the foregoing on June 1, 2015, the injunction was released. On June 2, 2015, this decision was appealed, and as a result the aforementioned injunction is still effective and the effects of the Decree No.2552/12 remain blocked as of the date hereof. The Argentine government filed a motion to revoke the injuction which was rejected by the Federal Civil and Commercial Chamber and as a consequence the Argentine government filed an extraordinary motion with the Supreme Court, which as of the date of this annual report has not been resolved. The Decree No.2552/12 may indirectly affect our investment in Entertainment Holding S.A. (“EHSA”).

Furthermore, on May 18, 2015, we were notified that the Agencia de Administración de Bienes del Estado (“AABE”), revoked the concession agreement granted to our subsidiary Arcos del Gourmet S.A, through Resolution No.170/2014. On June 2, 2015, we filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law have not been complied by the AABE. Furthermore, we intend to file shortly an administrative appeal in order to request the dismissal of the revocation of the agreement. As of the date of this annual report, the “Distrito Arcos” shopping center continues to operate normally.

There are other recent examples of government intervention. In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. The new regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the CNV to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days.

We cannot assure you that these or other measures that may be adopted by the Argentine government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, etc., will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our securities.

Argentine presidential, congressional and certain municipal and state government elections are to be held in October 2015. Uncertainty resulting from the election campaigns regarding the results of the elections, or as a result of uncertainty as to whether the new Argentine government will implement changes in policy or regulation, may adversely affect the Argentine economy. The President of Argentina and its Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, may affect our results of operations or financial condition. We can offer no assurances that the policies that may be implemented by the Argentine government after such elections will not adversely affect our business, results of operations or financial condition.

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to Ps.2,875, effective as of February 2013. The Argentine government increased the minimum salary to Ps.3,300 in August 2013, to Ps.3,600 in January 2014, to Ps.4,400 in September 2014, to Ps.4,716 in January 2015, to Ps. 5,588 in August 2015 and to Ps. 6,060 from January 2016. Due to ongoing high levels of inflation, employers in both the public and private sectors continue to experience significant pressure from unions and their employees to increase salaries. During the year ended December 31, 2014, various unions have agreed with employers’ associations on salary increases between 25% and 30%. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control, such as a decrease in the demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect our current prices. We cannot assure you that property values will increase or that they will not be reduced. Most of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.

According to current Argentine practices the Argentine government may impose restrictions on the exchange of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Argentina in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, some of which are still in effect. Among the restrictions that are still in effect are those relating to the repatriation of certain funds collected in Argentina by non-Argentine residents.

On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements.

Although the transfer of funds abroad by local companies in order to pay annual dividends only to foreign shareholders, based on approved and fully audited financial statements, does not require formal approval by the Central Bank, the recent decrease in availability of U.S. Dollars in Argentina has led the Argentine government to impose informal restrictions on certain local companies and individuals for purchasing foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened thereafter through the date of this annual report. As a result of these informal restrictions, local residents and companies may be prevented from purchasing foreign currency through the foreign exchange market (“Mercado Único y Libre de Cambios” or “MULC”) for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services. For example, local banks may request, even when not expressly required by any regulation, the prior opinion of the Central Bank before executing any specific foreign exchange transaction. In addition, other exchange controls could impair or prevent the conversion of anticipated dividends, distributions or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine Pesos into U.S. Dollars and the remittance of the U.S. Dollars abroad.

In the future, the Argentine government or the Central Bank may impose formal restrictions to the payment of dividends abroad and established additional requirements. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. Dollars.

Also, if payments cannot be made in U.S. Dollars abroad, the repatriation of any funds collected by foreign investors in Argentine Pesos in Argentina may be subject to restrictions. From October 28, 2011, in order for a non-Argentine investor to be granted access to the MULC to purchase foreign currency with Argentine Pesos received in Argentina as a result of a stock sale, capital reduction or liquidation of an Argentine company, it is a requirement that the funds originally used for such investment, disbursement or capital contribution, as applicable, were settled through the MULC. This requirement applies only to capital contributions to local companies or foreign currency purchases of the stock of an Argentine company made from October 28, 2011 that qualify as “foreign direct investments” (i.e., represent at least 10% of the Argentine company’s capital stock). In the case of equity positions below the 10% threshold, repatriation is subject to a monthly threshold of US$0.5 million. Transfers in excess of that monthly threshold are subject to prior approval by the Central Bank. The Argentine government could adopt further restrictive measures in the future. If that were the case, a foreign shareholder, such as ourselves, may be prevented from converting the Argentine Pesos it receives in Argentina into U.S. Dollars. If the exchange rate fluctuates significantly during a time when we cannot convert the foreign currency, we may lose some or all of the value of the dividend distribution or sale proceeds.

These restrictions and requirements could adversely affect our financial condition and the results of our operations.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. In June 2005, the government issued Decree No.616/2005, which established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. In October 2011, new exchange controls measures that restrict foreign exchange inflows and outflows of capital were implemented, including, establishing as a requirement for the repatriation of the direct investment of non-residents (purchase of shares of local companies and real estate), the inflow of foreign currency and its settlement in the MULC). This measure increases the cost of obtaining foreign funds and limits access to such financing.

Additionally, on July 12, 2012, the Central Bank issued Communication “A” 5318, which among others suspended the access to MULC for residents for external assets without a specific purpose.

Through resolution No.3210/2011 of the AFIP and the Communications “A” 5239, 5240, 5242 and 5245 and its amendments of the Central Bank, the “Consultation of Exchange Operations Programme”, was established, a system by which an assessment is made at the time of each transaction, in order to allow for acquiring U.S. Dollars for tourism purposes. The system analyzes the transaction for consistency with each currency buyer’s tax information, and validates or invalidates the transaction.

In January 2014, the Central Bank established by Communication ”A” 5526 that resident individuals in the country will be able to access the local exchange market for purchases made in line with the ”buy for the possession of foreign currency in the country” concept according to their income declared to the AFIP and other quantitative parameters established in the framework of exchange rate policy. In this sense, the AFIP established through its General Resolution No. 3583/2014 a parameter of 20% of the monthly income of the taxpayer validating the exchange transaction, with a minimum amount of monthly income of two minimum mobile wage and a monthly cap of US$2,000. The purchase amount that individuals can access under this provision can be found through the “Exchange Operations Consultation Program”, available on the corporate website of the AFIP.

Additionally, on May 21, 2015 pursuant to Communication “A” 5757, the Central Bank amended Communication “A” 5526, which regulates residents’ access to the MULC for the acquisition of foreign currency for their application to specific uses and/or purposes in local assets. The amendment permits simultaneous access to the MULC for the acquisition of foreign currency for its deposit in local financial institutions up to an amount agreed with the MULC for a term no higher than 270 calendar days, deriving from the issuance of new debt securities with public offering issued by local governments and/or residents of the non-financial private sector. Such funds can only be allocated for their deposit in local financial institutions as a fixed-term deposit, or in a special account in foreign currency, which can be withdrawn only for its settlement through the MULC. These funds are exempt from the mandatory deposit of 30% imposed by Decree No.616/2005. At least 80% of residents’ foreign currency demands of residents must be covered by the funds obtained from this mechanism for specific purposes in local assets.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained. For more information, please see “Exchange Rates and Exchange Controls”.

The Argentine economy could be adversely affected by economic developments in other global markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. The international scenario shows contradictory signals of global growth, as well as high financial and exchange uncertainty. Most emerging economies have been affected by the change in the U.S. monetary policy, resulting in the sharp unwinding of speculative asset positions, depreciations and increased volatility in the value of their currencies and higher interest rates. The general appreciation of the U.S. Dollar resulting from a more restrictive U.S. monetary policy contributed to the fall of the international price of raw materials, increasing the difficulties of emerging countries which are exporters of these products. There is global uncertainty about the degree of economic recovery in the United States, with no substantial positive signals from other developed countries and an increased risk of a general deceleration in developing countries, specifically China.

Moreover, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide. The Eurozone finance ministers, at a meeting held in August 2015, agreed a third bailout deal for Greece, which required the approval of several countries such as Germany, one of its main creditors.

Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

In addition, Argentina is also affected by the economic conditions of its major trade partners, Brazil, which started to devaluate its currency in early February 2015, the Real devalued against the U.S. Dollars by approximately 46% from January 2015 to September 2015, causing the Real to suffer the steepest depreciation in over a decade in its attempt to increase exports; in addition, during September 2015, Standard & Poor’s downgraded Brazil’s credit rating to BB-plus and during October 2015, Fitch Ratings downgraded Brazil’s credit rating to ‘BBB-. Moreover, Argentina may also be affected by other countries that have influence over world economic cycles, such as the United States or China. Particularly, China has recently devaluated the Yuan, which has adversely affected companies with a substantial exposure to that country.

If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession; the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

The effect of global economic conditions on Argentina could cause a reduction in exports and foreign direct investment, and a decline in national tax revenues and the inability to access to the international capital markets, which could adversely affect our business and results of operations.

A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth and on our business.

High commodity prices have contributed significantly to the increase in Argentine exports since the third quarter of 2002 as well as in governmental revenues from export taxes (withholdings). However, this reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices.

If international commodity prices decline, the Argentine government’s revenues would decrease significantly affecting Argentina’s economic activity. Accordingly, a decline in international commodity prices could adversely affect Argentina’s economy, which in turn would produce a negative impact on our financial condition and results of operations.

In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina’s export revenues. These circumstances would have a negative impact on the levels of government revenues, available foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy growth and, therefore, our business, financial condition and results of operations.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase. In particular, Argentina has been importing natural gas in order to compensate the shortages in local production. In order to pay for natural gas imports~~,~~ the Argentine government has frequently used the Central Bank reserves due to absence of incoming currencies from investment. If the government is unable to pay for the natural gas imported in order to produce electricity, business and industries may be affected.

The Argentine government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production, transportation capacity and energy generation over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed which may have a significant adverse effect on our business.

As a first step of these measures, subsidies on energy tariffs were withdrawn to industries and high income consumers. Additionally, since 2011, a series of rate increases and the reduction of subsidies mainly among industries and high-income consumers were implemented. As a result, energy costs increased significantly, which could substantially and adversely affect the Argentine economy, as well as our business operations and results of our transaction.

High public expenditure could result in long-lasting adverse consequences for the Argentine economy.

During the last few years, the Argentine government has substantially increased public expenditures. In 2014, public sector expenditures increased by 43% year over year and the government reported a primary fiscal deficit of 0.9%. During recent years, the Argentine government has resorted to the Central Bank and to the Administración Nacional de la Seguridad Social (Federal Social Security Agency, or “ANSES”, per its acronym in Spanish) to source part of its funding requirements.

Recently, the Argentine government has begun adjusting its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation. Changes in these policies could materially and adversely impact consumer purchase capacity and economic activity and may lead to an increase in prices.

Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures continue to increase at a rate higher than revenues due to subsidies to lower-income sectors, social security benefits, financial assistance to provinces with financial problems, increased spending on public works and subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies.

Risks Relating to Our Business

We are subject to risks inherent to the operation of shopping centers that may affect our profitability.

Our shopping centers are subject to various factors that affect their development, administration and profitability, including:

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

•
changes in consumer demand and availability of consumer credit (considering the limits impose by the Central Bank to interest rates charged by financial institutions), both of which are highly sensitive to general macroeconomic conditions; and

•	fluctuations in occupancy levels in our shopping centers.

An increase in our operating costs, caused by inflation or by other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of our shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by a recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. Persistently poor economic conditions in Argentina will likely have a material adverse effect on the revenues from shopping center activity and thus on our business.

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

Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

•	downturns in the national, regional and local economic climate;

•	volatility and decline in discretionary spending;

•	competition from other shopping centers and office and commercial buildings;

•	local real estate market conditions, such as oversupply or reduction in demand for retail, office, or other commercial space;

•	decreases in consumption levels;

•	changes in interest rates and availability of financing;

•	the exercise by our tenants of their legal right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expense, salary increases, utilities, real estate taxes, state and local taxes and heightened security costs;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•
significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

•	declines in the financial condition of our tenants and our ability to collect rents from our tenants;

•	changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;

•	changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation, confiscation or revocation of concessions; and

•	interpretation by judges of the New Civil Code (in force from August 1, 2015).

If any one or more of the foregoing conditions were to affect our business, it could have a material adverse effect on our financial condition and results of operations.

An adverse economic environment for real estate companies such as a credit crisis may adversely impact our results of operations and business prospects significantly.

The success of our business and profitability of our operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of credit for acquisitions may tend to constrain our business growth. As part of our business goals, we intend to increase our properties portfolio with strategic acquisitions of core properties at advantageous prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may need access to equity capital and/or debt financing. Any disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets remains or arises in the future, there can be no assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

The loss of significant tenants could adversely affect both the operating revenues and value of our properties.

If certain of our most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we simply failed to retain their patronage, our business could be adversely affected. Our shopping centers are typically anchored by significant tenants, such as well-known department stores who generate shopping traffic at the mall. Further, certain tenants are also very important for our office buildings. A decision by such significant tenants to cease operations at our shopping centers or our office buildings, as applicable, could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on our financial condition and results of our operations. In addition, the closing of one or more significant tenants at our shopping centers may induce other major tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. Moreover, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of one or more significant tenants, if we are not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

We may face risks associated with property acquisitions.

We have in the past acquired, and intend to acquire in the future, properties, including large properties that would increase our size and potentially alter our capital structure. Although we believe that the acquisitions that we have completed in the past and that we expect to undertake in the future have, and will, enhance our future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

•	we may not be able to obtain financing for acquisitions on favorable terms;

•	acquired properties may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates; and

•
acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures.

If we acquire new properties, we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into our organization and to manage new properties in a way that allows us to realize cost savings and synergies, which could impair our results of operations.

Our future acquisitions may be unprofitable.

We intend to acquire additional properties to the extent that we manage to acquire them on advantageous terms and conditions and they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	our estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

•
properties we acquire may fail to achieve, within the time frames we project, the occupancy or rental rates we expect to achieve at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;

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

Properties acquired by us may subject us to unknown liabilities.

Properties that we acquire may be subject to unknown liabilities and we would have no recourse, or only limited recourse to the former owners of the properties. Thus, if a liability were asserted against us based upon ownership of an acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow. Unknown liabilities relating to acquired properties could include:

•	liabilities for clean-up of undisclosed environmental contamination;

•	law reforms and governmental regulations (such as those governing usage, zoning and real property taxes); and

•	liabilities incurred in the ordinary course of business.

Our dependence on rental income may adversely affect our ability to meet our debt obligations.

A substantial part of our income is derived from rental income from real property. As a result, our performance depends on our ability to collect rent from tenants. Our income and funds for distribution would be negatively affected if a significant number of our tenants, or any of our major tenants (as discussed in more detail below):

•	delay lease commencements;

•	decline to extend or renew leases upon expiration;

•	fail to make rental payments when due; or

•	close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of rental income attributable to the terminated leases. In addition, we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms or at all. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to meet debt and other financial obligations.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of our portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to vary our portfolio in response to changes in the economy or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from an investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. Further, if it becomes necessary or desirable for us to dispose of one or more of our mortgaged properties, we may not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business.

Some of the land we have purchased is not zoned for development purposes, and we may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

We own several plots of land which are not zoned for the type of projects we intend to develop. In addition, we do not yet have the required land-use, building, occupancy and other required governmental permits and authorizations for these properties. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed or rejected. Moreover, we may be affected by building moratorium and anti-growth legislation. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

Our ability to grow will be limited if we cannot obtain additional financing.

We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities.

Our growth strategy is focused on the development and redevelopment of properties we already own and the acquisition and development of additional properties. As a result, we are likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing our growth strategy on satisfactory terms or at all.

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

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. We cannot assure you that a new disease outbreak or health hazard (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

Adverse incidents that occur in our shopping centers may result in damage to our image and a decrease in the number of customers.

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

Argentine Law governing leases imposes restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•	a prohibition to include automatic price adjustment clauses based on inflation increases in lease agreements; and

•
the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement requires a shorter term.

As a result of the foregoing, we are exposed to the risk of increases of inflation under our leases, and the exercise of rescission rights by our tenants could materially and adversely affect our business. We cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

In addition, on October 1, 2014, by means of the Law No.26,994, the Argentine Congress sanctioned a new Civil and Commercial Code (the “Civil and Commercial Code”) which although wasn’t effective as of June 30, 2015, is in force since August 1, 2015, and is currently applicable to our leases. The Civil and Commercial Code derogates Law No.23,091 on Urban Leases, which amends certain important matters in the current law in connection with leases, such as including a minimum term of two years, and a maximum term of twenty years for residential leases and of fifty years for other purpose leases. Furthermore, the Civil and Commercial Code modifies the regime applicable to contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework currently in force, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; provided however that the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion. Although certain judicial decisions have set forth that this regulation regarding foreign currency can be left aside by the parties to an agreement, it is still too early to determine whether or not this legal provision can be left aside in an agreement as a general rule. Moreover, and regarding the new provisions for leases, there are no judicial decisions on the scope of this amendment and, in particular, in connection with the ability of the parties to any contract to set aside the new provision and enforce such agreements before an Argentine court.

We may be liable for some defects in our buildings.
According to the former Argentine Civil Code, the builder of a real estate development was liable in case of property damage – meaning the damages compromises the structure and/or the defects render the building no longer useful – for a period of 10 years since the possession of the property; on the other hand, the builder was liable for the latent defects, even when those defects did not imply significant property damage. In addition, according to the former Argentine Civil Code, such liability was extended to the technical project manager and the designer of any given project. Furthermore, in certain cases, such as when consumer law was involved, the liability could be extended to the developer. The Civil and Commercial Code, which became effective on August 1, 2015, has similar provisions to those included in the former Argentine Civil Code and expressly extends the liability for such damage to real estate developers (i.e., any person who sells real estate built by either themselves or by a third party contractor), and any other person involved in the project, in addition to the liability of the builder, the technical project manager and the designer of any given project. According to the Civil and Commercial Code, the warranty period for latent defects expires after three years of the client taking possession of the real estate, and both the builder and the seller are liable for such defects.

In our real estate developments we usually act as developers and sellers and we build through third-party contractors. Absent a specific claim, we cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and we have not recorded provisions associated with them in our financial statements. If we were required to remedy any defects on completed works, our financial condition and results of operations could be adversely affected.

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

We are subject to risks inherent to the operation of office buildings that may affect our profitability.

Office buildings are subject to various factors that affect their development, administration and profitability, including:

•	a decrease in demand for office space;

•	a deterioration in the financial condition of our tenants may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

•	difficulties or delays renewing leases or re-leasing space;

•	decreases in rents as a result of oversupply, particularly of newer buildings;

•	competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants; and

•	maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings.

Our investment in property development and management activities may be less profitable than we anticipate.

We are engaged in the development and management of shopping centers, office buildings and other rental properties, frequently through third-party contractors. Risks associated with our development and management activities include the following, among others:

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

•
impossibility to obtain or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

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

•	general changes in our tenants’ demand for rental properties; and

•	we may incur capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions.

In addition, we may face contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31, 32 under Law No.20,744), which provide for joint and several liability. Many companies in Argentina hire personnel from third-party companies that provide outsourced services, and sign indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in recent years several courts have denied the existence of independence in those labor relationships and declared joint and several liabilities for both companies.

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

Our real estate activities (in particular due to the acquisition of the office buildings in December 2014) are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors. Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business and shopping center business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

All of our shopping center properties are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. We cannot assure you that other shopping center operators, including international shopping center operators, will not invest in Argentina in the near future. If additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.

Substantially all of our offices and other non-shopping center rental properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises. In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our financial condition.

For the fiscal year ended June 30, 2015, 70.9% of our sales from leases and services were derived from shopping centers in the City of Buenos Aires and the Greater Buenos Aires. In addition, all of our office buildings are located in the City of Buenos Aires and a substantial portion of our revenues are now derived from such properties. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations. Our dependence on rental income may adversely affect our ability to meet our debt obligations

Some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

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

An uninsured loss or a loss that exceeds policies on our properties could subject us to lost capital or revenue on those properties.

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

Demand for our premium properties may not be sufficient.

We have focused on development projects to cater affluent individuals and have entered into property barter agreements pursuant to which we contribute our undeveloped properties to ventures with developers who will deliver us units in premium locations. At the time the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, we would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on our financial condition and results of operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2015, our consolidated financial debt amounted to Ps.3,794 million (including accrued and unpaid interest and deferred financing costs). We cannot assure you that we will have sufficient cash flows and adequate financial capacity in the future.

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

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements (including the notes) or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the lenders and/or holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations.

The recurrence of a credit crisis could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and liquidity.

The international credit crisis in 2009 had a significant negative impact on businesses around the world. The impact of a crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction their future orders of their products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

The shift of consumers to purchasing goods over the Internet may negatively affect sales in our shopping centers.

In recent years, retail sales by means of the Internet have grown significantly in Argentina, even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

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

Our success, to a significant extent, depends on the continued employment of Eduardo Sergio Elsztain and certain other members of our board of directors and senior management, who have significant expertise and knowledge of our business and industry. The loss or interruption in of their services for any reason could have a material adverse effect on our business and results of operations. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

Due to the currency mismatches between our assets and liabilities, we have currency exposure.

As of June 30, 2015, the majority of our liabilities, such as our Series I Notes are denominated in U.S. Dollars while our revenues are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the U.S. Dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, we currently own 80% of Panamerican Mall S.A. (“PAMSA”), while another 20% is owned by Centro Comercial Panamericano S.A., and 50% of Quality Invest S.A. (“Quality Invest”).

We could engage in a dispute with one or more of our joint venture partners that might affect our ability to operate a jointly-owned property. Moreover, our joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners may have competing interests in our markets that could create conflicts of interest. If the objectives of our joint venture partners are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

If one or more of the investors in any of our jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on our financial performance. Should a joint venture partner declare bankruptcy, we could be liable for our partner’s common share of joint venture liabilities.

Risks Relating to our ADSs and our Common Shares.

Common shares eligible for sale could adversely affect the price of our common shares and ADS

The market prices of our common shares and the ADSs could decline as a result of sales by our existing shareholders of common shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

IRSA Inversiones y Representaciones Sociedad Anonima (“IRSA”) which as of June 30, 2015 owned approximately 95.8% of our common shares (or approximately 1,207,271,567 common shares which may be exchanged for an aggregate of 30,181,789 ADSs), is free to dispose of any or all of its common shares or ADSs at any time, in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

We may issue additional shares of our common stock for financing future acquisitions or new projects or for other general corporate purposes, although there is no present intention to do so. Any such issuance could result in a dilution of your ownership stake and/or the perception of any such issuances could have an adverse impact on the market price of the ADSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Market (“Mercado de Valores de Buenos Aires” or “MERVAL”) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries.

We are exempt from the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States court judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. There is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our common shares or ADSs would suffer negative consequences.

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2015, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may adversely affect the tax treatment of our common shares or ADSs.

On September 23, 2013, the Argentine income tax law was amended by the passage of Law No.26,893. Under the amended law, the distribution of dividends is subject to income tax at a rate of 10%, unless the dividends are distributed to Argentine corporate entities. In addition, the amended law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. There is an exemption for Argentine resident individuals if certain requirements are met; however, there is no such exemption for non-Argentine residents. See “Taxation — Argentine Taxation.” However, as of the date hereof many aspects of the amended tax law remain unclear and, pursuant to certain announcements made by Argentine tax authorities, they are subject to further rulemaking and interpretation, which may adversely affect the tax treatment of our common shares and/or ADSs.

The income tax treatment of income derived from the sale of ADSs, dividends or exchanges of shares from the ADS facility may not be uniform under the revised Argentine income tax law. The possibly varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders. In addition, should a sale of ADSs be deemed to give rise to Argentine source income, as of the date of this annual report no regulations have been issued regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties. However, as of the date of this annual report, no administrative or judicial rulings have clarified the ambiguity in the law.

Therefore, holders of our common shares, including in the form of ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

Holders of our ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings.

We will not treat the holders of our ADSs as one of our shareholders and the holders of our ADSs will not have shareholder rights. The ADS depositary will be the holder of the common shares underlying your ADSs and ADS holders may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the ADS depositary with respect to the underlying common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the ADS depositary. If requested by us, the ADS depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the ADS depositary as to voting the common shares represented by their ADSs. Due to these procedural steps involving the ADS depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares and common shares represented by ADSs may not be voted as ADS holders desire.

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

The majority of our shareholders may determine to not pay any dividends.

In accordance with Argentine corporate law we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our Audited Financial Statements prepared in accordance with IFRS. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Our controlling shareholder will continue to have significant influence over us, and their interests could conflict with yours.

IRSA, our principal shareholder, beneficially owns approximately 95.8% and, may influence our business policies, including, among others, determinations with respect to:

•	the composition of our board of directors and, consequently, determinations of our board with respect to our business direction and policy, including the appointment and removal of our officers;

•	mergers, other business combinations and other transactions, including those that may result in a change of control;

•	decisions regarding payment of dividends or other distributions and the amount of any such dividends or distributions;

•	sales and dispositions of our assets; and

•	the amount of debt that we incur.

Our controlling shareholder may influence the adoption of actions that could be contrary to your interests and may be able to prevent other shareholders, including you, from blocking these actions or from causing different actions to be taken. We cannot assure you that our controlling shareholder will act in a manner consistent with your best interests. In addition, actions by our controlling shareholder with respect to the disposition of our common shares, or the perception that such action might occur, may negatively affect the trading prices of our common shares and ADSs.

Our ability to pay dividends is limited by law and economic conditions.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our Audited Financial Statements. Our ability to generate retained earnings is subject to the results of our operations. Although during 2014 inflation accelerated mainly due to the currency devaluation process carried out by the Argentine Central Bank, we paid dividends on April 15, 2015. The uncertainty surrounding future rates of inflation may affect our results of operations and consequently our ability to pay dividends. If the Peso continues to devaluate significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business and as a result on the results of our operations and our ability to pay dividends.

The ability of holders of the ADSs to receive cash dividends may be limited.

The ability of ADS holders to receive cash dividends may be limited by the ability of the ADS depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the ADS depositary for the ADSs, to the extent that the ADS depositary can in its judgment, and in accordance with local exchange regulations, convert Pesos (or any other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars abroad, the ADS depositary will as promptly as practicable convert or cause to be converted all cash dividends received by it in Pesos on the deposited securities common shares into U.S. Dollars. If in the judgment of the ADS depositary this conversion is not possible on a reasonable basis (or is not permitted by applicable Argentine laws, regulations and approval requirements), the ADS depositary may distribute the foreign currency received by it in Pesos in Argentina or in its discretion hold such currency uninvited for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the ADS depositary cannot or does not convert the foreign currency, you may lose some or all of the value of the dividend distribution. For further information see “Risks Relating to Argentina—Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.”

ITEM 4.	Information on the Company

A. History and Development of the Company

General Information

Our legal name is IRSA Propiedades Comerciales S.A. formerly known as Alto Palermo S.A. (APSA). We were authorized and incorporated by Decree issued by the Argentine Executive Branch on August 29, 1889, registered under No. 126 of Page 268 of Book IV, and registered in the Public Registry of Commerce of the City of Buenos Aires on February 27, 1976 under No. 323 on Page 6 of Book 85, Volume A of Argentine Corporations. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Our common shares are listed and traded on the MERVAL through the Bolsa de Comercio de Buenos Aires (the “BCBA”), under the ticker “IRCP” , and our ADS on the NASDAQ under the ticker “IRCP”. Our headquarters and principal executive offices are located at Moreno 877, 22 Floor, (C1091AAQ), Ciudad Autónoma de Buenos Aires, Argentina. Our telephone is (+54 11) 4344-4600. Our Depositary Agent for the ADS in the United States is Bank of New York Mellon whose address is PO Box 358516, Pittsburgh, PA 15252-8516, and whose telephone is (+1 201) 680-6825. Our website is www.irsacp.com.ar. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resources locator” and are for your information reference only. We assume no responsibility for the information contained on such sites.

History
We were organized in 1889 under the name Sociedad Anónima Mercado de Abasto Proveedor (SAMAP), and until 1984, we owned and operated the main fresh products market in the City of Buenos Aires. Our main asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, moment in which we leased our operations.  In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in us and, subsequently, we resumed real estate operations. In April 1997, we merged with fourteen wholly owned subsidiaries, including Alto Palermo S.A., and subsequently changed our name from Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) to Alto Palermo S.A. (APSA). Since then, we have continued to grow through a series of acquisitions and the development of our businesses.

Since 1996, we have expanded our real estate activities in the shopping center through the acquisition of controlling interests in fifteen shopping centers: Paseo Alcorta, Alto Palermo Shopping, Buenos Aires Design, Alto Avellaneda, Alto NOA, Abasto Shopping, Patio Bullrich, Mendoza Plaza Shopping, Alto Rosario, Córdoba Shopping Villa Cabrera, Dot Baires, Soleil Premium Outlet, La Ribera Shopping, Distrito Arcos and Alto Comahue Sopping.

On December 22, 2014, we acquired from our controlling shareholder, IRSA, 83,789 m2 of premium office space including the República Building, the Bouchard 710 building, the Della Paolera 265 building, the Intercontinental Plaza Building, the Suipacha 652 building and the land reserve “Intercontinental II” (the "Acquired Properties") with potential to develop up to 19,600 square meters, each located in the City of Buenos Aires, to implement our objective of expanding our business of developing and operating commercial properties in Argentina and to create a unique and unified portfolio of rental properties consisting of the best office buildings in the city of Buenos Aires and the best shopping centers in Argentina. The total value of the transaction was US$308.0 million, based on third party appraisals.

Our former legal name Alto Palermo S.A. (APSA) was modified by the decision of the Extraordinary General Shareholders meeting held on February 5, 2015 to IRSA Commercial Properties S.A. Our shares are listed on the Merval and Nasdaq, under the symbol "IRCP".

As a consequence of the acquired assets on December, 2014, as of June 30, 2015 wehad 333,911 square meters of gross leasable area in 15 shopping centers and 95,002 square meters of gross leasable of rental office property.

Significant acquisitions, dispositions and development of businesses

The following is a description of the most significant events in terms of acquisitions, dispositions, real estate barter transactions and other transactions which occurred during the years ended June 30, 2015, 2014 and 2013:

Fiscal year ended as of June 30, 2015

Acquisitions

  Acquisition of investment properties from IRSA.

On December 22, 2014, we acquired from IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina.

The total purchase price of the transaction was US$308 million, US$61.6 million of which have already been paid, and the balance of US$246.4 million has been financed by IRSA at an annual effective rate of 8.5% maturing on January 23, 2017 and July 13, 2020.

Acquisition of plot of land in the province of Córdoba

On May 6, 2015, we acquired a plot of land located in Villa Cabrera, Córdoba. The price was agreed upon at Ps. 3.1 million, which has already been paid.

Dispositions

Decrease of equity interest in Avenida Inc.

On July 18, 2014, we exercised warrants and increased our shareholding in Avenida Inc.(“Avenida”) to 35.46% of its capital stock. However, our interest in Avenida was further reduced to 23.01% as a result of a simultaneous acquisition of a 35.12% interest in Avenida by a new investor. Subsequently, on September 2, 2014, Torodur S.A.(“Torodur”) sold 1,430,000 shares representing 5 % of the Avenida’s capital stock in the amount of Ps.19.1 million (US$2.3 million), thus reducing our equity interest to 17.68%. Such transaction generated a gain of Ps.8.8 million included in "Other operation results, net" in the statement of comprehensive income. On July, 2015, following last year sale of 5% and the recent capital round, our share interest was diluted to 11.38% of Avenida.

Sale of units in Intercontinental building

On May 5, 2015 we sold to a non related party, 8,470 square meters in Intercontinental Plaza building, corresponding to nine offices floors and 72 parking units. The amount of the transaction was Ps.376.4 million, which has been paid in full. The gross profit before tax of the transaction amounted to Ps. 123.7 million.

On September 10, 2015, we sold 5,963 square meters that represent seven floors of office space, 56 parking units and three storage units in the Intercontinental Plaza Buildings, for more information please see “Recent Developments”.

Fiscal year ended as of June 30, 2014

Acquisitions

Acquisition of building adjacent to Alto Palermo Shopping

On May 22, 2014, we acquired a property with a 40 sqm area, adjacent to Alto Palermo Shopping, located in Av. Santa Fe 3255/57/59 for US$3.8 million.

Subscription of common shares of Avenida.

On August 29, 2013, we have indirectly subscribed through Torodur, 3,703,704 common shares of Avenida, representing 24.79% of its outstanding capital. Additionally, we were granted a warrant to increase our interest up to 37.04%. The purchase price for the transaction was Ps.13.0 million, which has already been paid in full. After the acquisition, Avenida, incorporated Avenida Compras S.A. in Argentina, a company engaged in e-commerce, which is wholly owned by Avenida.

Purchase Option Agreement for Arcos del Gourmet S.A.

On September 16, 2013, we entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby we were granted an exclusive and irrevocable option to purchase up to 10% of the equity interest of Arcos del Gourmet S.A. (“Arcos del Gourmet”), which can be executed up to December 31, 2018. In the event the option is exercised, we should pay the amount of US$8.0 million.

Furthermore, in the aforementioned agreement the price of the option was set as follows: (a) a fixed amount of Ps.2 million which was cancelled, and (b) a variable sum payable monthly, which amount shall result from applying 4.5% on the amounts accrued in the immediate preceding month for rental and right of admission (net of certain expenses). Such variable sum will be paid during 5 years from the opening of the shopping mall, during that period Messrs. Giana, Tobal and Bossi assigned to us the economic rights of Arcos del Gourmet.

Fiscal Year Ended June 30, 2013

Acquisitions

Additional purchase Arcos Gourmet

On June 7, 2013, we purchased additional common shares of Arcos del Gourmet representing 1.815% of its capital stock and voting interest for a total amount of US$0.8 million.

La Rural

            On November 29, 2012 we acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”) capital stock and votes for Ps.25.9 million. Under the agreement, we are entitled to exercise the joint control over EHSA. Additionally, we paid Ps.6.1 million, subject to the acquisition of the remaining 50% of the shares of La Rural S.A. (“LRSA”). According to the terms of the transaction, the amount paid will be returned to us, in case the mentioned acquisition is not completed. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of LRSA, whereby it has joint control over this company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, we are owners of an indirect interest of 25% in LRSA, whose main asset consists on right of use on the “Predio Ferial de Palermo” in the City of Buenos Aires, located between Cerviño, Sarmiento, Santa Fe Avenues and Oro street, in the City of Buenos Aires entered into in 1999 with SRA, owner of such Predio Ferial.

The SRA had bought the Predio Ferial de Palermo from a former Administration of the National Government by an Executive Order in 1991 (the “1991 EO”). Immediately after we acquired the right of use on the Fairground, in December 2012, the current Administration of the National Government reviewed the contracts signed by the former Administration and the SRA twenty years ago and issued an Executive Order – Decree No. 5,552/2012 (the “2012 EO”) seeking to declare null and void the former 1991 EO. The 2012 EO claimed for the return of the Predio Ferial de Palermo”to the National Government.

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

Notwithstanding the above, from the acquisition date to the date of this annual report, none of the judicial measures initiated by the owner of the National Government and/or the National Government, or the appeals and rulings thereof, had any effect on our effective use of the National Government.

On September 25 of 2013, SRA, La Rural de Palermo S.A. (“LRPSA”), Boulevard Norte S.A. (“BNSA”), Ogden Argentina S.A., EHSA, Entretenimiento Universal S.A., and LRSA, entered into an agreement that mainly consist of an amendment to the preexisting agreements under the joint venture pursuant to which they agreed to revise, amend and/or clarify certain provisions.

Capital Expenditures

Fiscal Year 2015

During the fiscal year ended on June 30, 2015, our capital expenditures amounted to Ps. 2,927.5 million, of which: (i) Ps. 186.5 million were used in development of properties, (Ps. 1.5 million of which was used in Distrito Arcos and Ps. 185.0 million in Alto Comahue); (ii) Ps. 14.0 million were used in advance payments for the acquisition of general investments; (iii) Ps. 60.4 million were related to improvements made to our shopping centers; (iv) Ps. 28.1 million were related to the acquisition of machinery, equipment, vehicles, furniture and fixtures, and other buildings and facilities; (v) Ps. 2.0 million were used in improvements made to our offices and other rental properties, and (vi) Ps. 2,636.5 million were used in the acquisition of properties from our parent company.

Fiscal Year 2014

During the fiscal year ended on June 30, 2014, our capital expenditures were Ps. 285.7 million, of which: (i) Ps. 179.3 million were used in development of properties, Ps. 99.9 million of which was used in the "Arcos" project and Ps. 79.4 million in the Shopping Neuquén project; (ii) Ps. 29.6 million were used in advance payments for the acquisition of general investments; (iii) Ps. 61.1 million were related to improvements made to our shopping centers; (iv) Ps. 11.9 million were related to the acquisition of machinery, equipment, and furniture and fixtures, and other buildings and facilities; (v) Ps. 4.3 million were used in improvements made to our offices and other rental properties and (vi) Ps. 0.1 million are related to the acquisition of land reserves.

Fiscal Year 2013

During the fiscal year ended June 30, 2013, our capital expenditures were Ps. 222.9 million, mainly related to: (i) Ps. 144.2 million in the development of properties, corresponding Ps. 117.9 million to “Arcos” project and Ps. 26.3 million to Shopping Neuquén project; (ii) Ps. 53.3 million in improvements to our shopping centers and our office and other rental properties; (iii) Ps. 15.8 million in advance payments in the acquisition of general investments; (iv) Ps. 9.8 million in the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities; and (v) Ps. 1.8 million in the acquisition of land reserves.

Recent Developments

Sale of units in Intercontinental Plaza Building

On September 10, 2015, we closed the sale to an unrelated third party of 5,963 square meters that represent seven floors of office space, 56 parking units and three storage units in the Intercontinental Plaza Building located in the neighborhood of Montserrat in the City of Buenos Aires. After such sale, 7,159 square feet remain in our portfolio. The purchase price was Ps.324.5 million, which has been fully paid. The gross profit of the transaction arises up to Ps.155.9 million, which shall be recognized in the first quarter of fiscal year 2016.

Issuance of Series I Notes

On September 18, 2015 we issued Series I Notes under our Global Note Program in an aggregate principal amount of Ps.407,260,000 (equivalent to US$43,441,066.67). Series I Notes have a maturity of 18 months from its issue date, and will bear a mixed interest rate of 26.5% per year during the first three months, and Private Badlar Rate (Tasa Badlar Privada) plus 400 bps per year during the remaining period, playable on a quarterly basis.

Annual Shareholders Meeting.

On September 30, 2015 we summoned our shareholders for our Annual Shareholders Meeting to be carried out on October 30, 2015. Among the topics for consideration of our shareholders, our Board of Directors have proposed the increase of the global amount of our Global Note Program for an additional US$100,000,000, taking the global amount to the sum of US$600,000,000. For more information, please see “Item 8.B. Significant Changes”.

B. Business Overview

Operations and principal activities

We are one of the largest owners and managers of shopping centers and office and other commercial properties in Argentina in terms of gross leasable area and number of rental properties. As of June 30, 2015, our total assets were Ps.6,344.7 million, and our shareholders’ equity was Ps.1,143.1 million. Our operating income for the fiscal years ended June 30, 2015 and June 30, 2014, was Ps.1,348.4 million and Ps.951.4 million, respectively.

We own and operate 15 shopping centers in Argentina, seven of which are located in the City of Buenos Aires, namely, Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos, and two of which are located in the greater Buenos Aires metropolitan area, namely, Alto Avellaneda and Soleil Premium Outlet. The remaining six shopping centers are located in important provincial cities, such as Alto NOA in the City of Salta; Province of Salta, Alto Rosario in the City of Rosario, Province of Santa Fe; Mendoza Plaza in the City of Mendoza, Province of Mendoza; Córdoba Shopping-Villa Cabrera in the City of Córdoba, Province of Córdoba; Ribera Shopping in the City of Santa Fe (through a joint venture), Province of Santa Fe; and Alto Comahue, in the City of Neuquén, Province of Neuquén. In addition, we also own certain properties for future development in Buenos Aires and several provincial cities.

On December 22, 2014, we acquired from our controlling shareholder, IRSA, 83,789 m2 of premium office space including the República Building, the Bouchard 710 building, the Della Paolera 265 building, the Intercontinental Plaza Building, the Suipacha 652 building and the land reserve “Intercontinental II” with potential to develop up to 19,600 square meters, each located in the City of Buenos Aires, to implement our objective of expanding our business of developing and operating commercial properties in Argentina and to create a unique and unified portfolio of rental properties consisting of the best office buildings in the city of Buenos Aires and the best shopping centers in Argentina. The total value of the transaction was US$308.0 million, based on third party appraisals.

We operate our business through four principal business segments, namely “Shopping Centers”, “Offices and Others”, “Sales and Developments” and “Financial Operations and Others” as further described below:

•
Our “Shopping Centers” segment includes the results from the activity related to the commercial exploitation and development of shopping centers, mainly derived from the lease and the provision of services related to the lease of retail stores and other spaces in the shopping centers. As of June 30, 2015, the average occupancy rate of our shopping centers was 98.7%. Our shopping centers segment generated operating income of Ps.1,216.0 million, 35.6% higher than during fiscal year 2014.

•
Our “Offices and Others” segment mainly includes the Company’s operating results arising from the lease of offices and other rental properties and the provision of services related to this activity. Our offices and other segment recorded operating income of Ps.18.6 million, 10.9% higher than during fiscal year 2014.

•
Our “Sales and Developments” segment includes the results arising from the sales of land reserves and/or properties for sale and those originated in their development and maintenance. Our Sales and Developments segment recorded operating income of Ps. 128.1 million during fiscal year 2015.

•
Our “Financial Operation and Others” segment mainly includes the results from financing activities developed through Tarshop S.A., and the residual financial operations of consumer financing from APSAMEDIA S.A. (currently merged with us). In addition, the e-commerce activities performed through our associate Avenida were included until the first quarter of the current year. Such investment was considered as a financial asset from the second quarter of the current year. Our Financial Operations and Others segment recorded operating income of Ps.8.5 million during fiscal year 2015.

Our common shares are listed and admitted for trading on the MERVAL under the ticker “IRCP” and our ADSs are listed on NASDAQ under the ticker “IRCP.” Our controlling shareholder is IRSA, a leading Argentine real estate company engaged in a diverse range of activities, whose common shares are listed on the MERVAL and on the New York Stock Exchange (“NYSE”).

Business Strategy

As a leading company in Argentina dedicated to acquiring, developing and managing shopping centers and office buildings and other rental properties, we seek to (i) generate stable cash flows through the operation of our rental properties and (ii) achieve long-term appreciation of our real estate assets. We seek to achieve these goals and maintain our leadership in our markets through the implementation of the following strategies.

Investment Strategy. We seek to meet the unmet demand for shopping venues in urban areas while seeking to optimize the shopping experience of our clients’ customers. In addition, we look to benefit from the unsatisfied demand for premium office buildings in the City of Buenos Aires. We seek to achieve these objectives by implementing the following investment strategies:

•
Selectively develop and acquire new shopping centers. We look to develop new shopping centers with different business formats in urban areas that are densely populated or have attractive growth prospects, including the metropolitan area of Buenos Aires, cities in certain provinces of Argentina and possibly abroad. Our strategically located plots of land provide us with the possibility of developing new shopping centers in potentially attractive areas that we believe meet those requirements. Furthermore, we seek to selectively acquire shopping centers that we believe will benefit from our know-how, tenant relationships, centralized management and leasing strategies, thereby enabling us to enter new markets and achieve synergies within our portfolio of properties.

•
Purchase and develop premium office buildings. Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in high-quality office buildings in the City of Buenos Aires. As a result, we believe there is substantial, unsatisfied demand for such properties. We seek to target premium corporate tenants and to purchase and develop premium office buildings in strategically located business districts in the City of Buenos Aires and other locations that we believe offer attractive returns and potential for long-term capital gains.

•
Regularly improve our properties. We periodically look for ways to improve our properties and make them more attractive for existing and future tenants from a commercial and financial perspective, in order to maintain our high occupancy rates, increase our lease renewal rates and optimize our leasable area and our land reserves.

•
Develop ancillary, synergistic projects. We seek to develop real estate and other commercial projects that are ancillary to our shopping centers and benefit from the flow of customers in the areas where we operate. Our development of residential real estate such as “Torres de Abasto,” near the Abasto Shopping in the City of Buenos Aires, and “Condominios Alto,” near the Alto Rosario Shopping in the City of Rosario, Province of Santa Fe, are good examples of this strategy.

Operational Strategy. Our main operational goal is to maximize our profitability at our shopping centers and office buildings. We seek to achieve this goal by implementing the following operational strategies:

•
Strengthen and consolidate relationships with our tenants. Maintaining strong relationships with our tenants is critical to our success. We strive to keep our business relationships with over 1,000 companies and retail brands that constitute our group of tenants at our shopping centers. We periodically improve our shopping centers to keep them modern and attractive to offer shoppers an excellent shopping experience while maintaining competitive occupancy costs for our tenants. Further, we look to offer a good mix of products and services, including administrative and marketing advice and activities. We also focus on consolidating and strengthening the relationships with our office building tenants, striving to ensure that they obtain the benefits of leasing in our premium office buildings.

•
Seek an optimum tenant mix and attractive lease conditions. We endeavor to maintain high occupancy rates at our shopping centers by leasing to a diversified group of tenants with highly renowned brands and credit-worthiness, to enable us to achieve stable and attractive rental income per square meter. We also seek to keep an optimum tenant mix in our office buildings, where the credit-worthiness of our corporate clients is key to maintaining solid and stable cash-flows.

•
Improve brand awareness and loyalty of consumers and tenants. We have a valuable and renowned shopping center brand portfolio. We strive to improve brand recognition and the loyalty of consumers and tenants with aggressive marketing campaigns that include advertising, promotional events and various other marketing initiatives aimed at emphasizing our premium product offering, tailored to the preferences of the end-consumers at our shopping centers. We also seek to improve such loyalty by adding value to our properties through high quality entertainment and food court offerings aimed at increasing shoppers’ visit frequency and duration, in particular among young women, families and tourists.

•	Improve operating margins. We seek to benefit from our economies of scale in order to achieve cost savings and improve our operating margins, which have been high during the last ten years.

Shopping Centers

Overview

As of June 30, 2015, we owned a majority interest in, and operated, a portfolio of fifteen shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in Neuquén).

Our shopping centers comprise a total of 333,911.5 square meters of GLA (excluding certain space occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping centers, as reported by retailers, were Ps.21,508.7 million for the fiscal year ended June 30, 2015 and Ps.16,132.8 million for the fiscal year ended June 30, 2014, which implies an increase of 33.3% and 30.1% excluding Distrito Arcos and Alto Comahue. Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

The following table shows certain information about our shopping centers as of June 30, 2015:

	Date of Acquisition	Location	GLA in sqm(1)	Stores	Occupancy rate (2)	IRSA Commercial Properties’ Interest (3)	Book Value (4)
Abasto (5)	Jul-94	City of Buenos Aires, Argentina	36,669.1	169	100.0%	100%	109,159
Alto Palermo	Nov-97	City of Buenos Aires, Argentina	19,545.0	146	99.7%	100%	84,171
Alto Avellaneda	Nov-97	Province of Buenos Aires, Argentina	36,728.6	139	99.9%	100%	49,245
Alcorta Shopping	Jun-97	City of Buenos Aires, Argentina	15,432.9	106	100.0%	100%	40,083
Patio Bullrich	Oct-98	City of Buenos Aires, Argentina	11,636.2	87	100.0%	100%	63,103
Alto Noa	Mar-95	Salta, Argentina	19,072.9	89	100.0%	100%	12,146
Buenos Aires Design	Nov-97	City of Buenos Aires, Argentina	13,888.2	63	94.6%	53.7%	8,735
Mendoza Plaza	Dec-94	Mendoza, Argentina	42,039.5	144	96.1%	100%	61,168
Alto Rosario (5)	Nov-04	Santa Fe, Argentina	28,395.6	145	97.9%	100%	63,431
Córdoba Shopping –Villa Cabrera	Dec-06	Córdoba, Argentina	15,328.0	107	99.8%	100%	48,566
Dot Baires Shopping	May-09	City of Buenos Aires, Argentina	49,847.9	156	99.7%	80%	404,533
Soleil Premium Outlet	Jul-10	Province of Buenos Aires, Argentina	13,993.1	78	99.4%	100%	84,301
La Ribera Shopping (6)	Aug-11	Santa Fe, Argentina	9,750.3	60	99.3%	50%	26,720
Distrito Arcos (7)	Dec-14	City of Buenos Aires, Argentina	12,127.3	63	97.3%	90.0%	229,800
Alto Comahue (8)	Mar-15	Neuquén, Argentina	9,456.9	102	94.2%	99.1%	303,868
Total			333,911.5	1,654	98.7%		1,589,029

Notes:
(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing square meters leased under leases in effect by gross leasable area as of fiscal year end.
(3) Our effective interest in each of its business units.
(4) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, if any. Excludes works in progress. Values in thousands of Pesos (Ps.).
(5) Excludes Museo de los Niños (3,732 sqm in Abasto and 1,261 sqm in Alto Rosario).
(6) We jointly own La Ribera Shopping through a joint venture and therefore its results of operations are not consolidated with ours.
(7) Opening was on December 18, 2014.
(8) Opening was on March 17, 2015.

    Accumulated Rental Income as of June 30, 2015, 2014 and 2013

	As of June 30,
	2015(4)	2014(4)	2013(4)
	In thousands of Ps.
Abasto	301,685	238,021	192,495
Alto Palermo	295,285	244,214	196,001
Alto Avellaneda	199,920	160,894	128,114
Alcorta Shopping	140,533	105,791	82,470
Patio Bullrich	98,359	79,374	66,424
Alto Noa	50,669	38,746	31,150
Buenos Aires Design	35,320	27,360	23,145
Mendoza Plaza	91,694	74,110	61,928
Alto Rosario	137,639	100,072	78,743
Córdoba Shopping –Villa Cabrera	54,445	39,763	32,314
Dot Baires Shopping	199,474	158,306	128,196
Soleil Premium Outlet	59,366	44,178	27,927
La Ribera Shopping	13,068	9,360	7,236
Distrito Arcos (1)	22,934	-	-
Alto Comahue (2)	11,690	-	-
Total (3)	1,712,081	1,320,189	1,056,143

(1) Opening was on December 18, 2014.
(2) Opening was on March 17, 2015.
(3) Does not include income from Fibesa or Patio Olmos.
(4) Does not include income relating to common maintenance expenses and collective promotion fund. We charged our tenants with expenses in order to face maintenance and refurbishment of our shoppings malls. In addition, we charged our tenants collective promotion fund, which is destinated for advertising and promotion of our shooping malls in mass media.

    Tenant Retail Sales (1)(2)

    The following table sets forth the total approximate tenant retail sales in millions of Pesos at the shopping centers in which we had an interest for the fiscal years stated below:

		As of June 30,
	2015	2014	2013
	In millions of Ps.
Abasto	3,150.2	2,447.0	1,939.0
Alto Palermo	2,662.1	2,111.2	1,609.8
Alto Avellaneda	2,895.1	2,333.8	1,868.8
Alcorta Shopping	1,474.7	1,120.4	822.7
Patio Bullrich	888.5	689.3	548.3
Alto Noa	1,068.6	766.1	609.2
Buenos Aires Design	326.0	272.2	241.5
Mendoza Plaza	1,906.7	1,514.7	1,206.7
Alto Rosario	1,951.8	1,378.3	1,060.2
Córdoba Shopping- Villa Cabrera	756.0	546.6	432.9
Dot Baires Shopping	2,570.6	2,008.3	1,566.6
Soleil Premium Outlet	938.4	664.0	366.4
La Ribera Shopping	398.1	280.8	209.9
Distrito Arcos (2)	339.9	-	-
Alto Comahue (3)	182.1	-	-
Total sales	21,508.7	16,132.8	12,482.0

(1) Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers. Excludes sales from stands and spaces used for special exhibitions.
(2) Opening was on December 18, 2014.
(3) Opening was on March 17, 2015.

Accumulated Sales per type of Business

	As of June 30,
	2015	2014	2013
	In millions of Ps.
Anchor Store	1,299.3	1,098.4	869.5
Clothes and footwear	11,124.8	7,940.1	6,149.9
Entertainment	722.3	546.5	461.5
Home	617.1	486.4	401.4
Technology	2,994.2	2,526.5	1,921.1
Restaurant	1,938.4	1,476.8	1,161.5
Miscellaneous	2,589.4	1,922.3	1,438.2
Services	223.2	135.8	78.9
Total	21,508.7	16,132.8	12,482.0

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area as of the dates stated at the end of the following fiscal years:

	As of June 30,
	2015	2014	2013
Abasto	100.0%	99.4%	99.8%
Alto Palermo	99.7%	98.9%	98.4%
Alto Avellaneda	99.9%	99.5%	99.9%
Alcorta Shopping	100.0%	99.8%	99.8%
Patio Bullrich	100.0%	99.6%	99.7%
Alto Noa	100.0%	99.7%	99.7%
Buenos Aires Design	94.6%	92.3%	99.0%
Mendoza Plaza	96.1%	95.0%	97.7%
Alto Rosario	97.9%	97.0%	97.1%
Córdoba Shopping Villa Cabrera	99.8%	99.8%	100.0%
Dot Baires Shopping	99.7%	99.7%	99.4%
Soleil Premium Outlet	99.4%	100.0%	100.0%
La Ribera Shopping	99.3%	99.6%	97.7%
Distrito Arcos	97.3%	-	-
Alto Comahue	94.2%	-	-
Total Percentage	98.7%	98.4%	99.1%
Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2015, 2014 and 2013:(1)

	As of June 30,
	2015 (4)	2014 (4)	2013 (4)
Abasto	8,227.2	6,254.6	5,104.9
Alto Palermo	15,107.9	12,618.5	10,487.1
Alto Avellaneda	5,443.2	4,400.3	3,467.9
Alcorta Shopping	9,106.1	7,000.2	5,832.0
Patio Bullrich	8,452.8	6,762.3	5,685.5
Alto Noa	2,656.6	2,022.5	1,627.3
Buenos Aires Design	2,543.2	1,874.9	1,683.7
Mendoza Plaza	2,181.1	1,802.8	1,466.2
Alto Rosario	4,847.2	3,390.4	2,843.6
Córdoba Shopping Villa Cabrera	3,552.0	2,503.8	2,139.2
Dot Baires Shopping	4,001.7	3,389.3	2,578.4
Soleil Premium Outlet	4,242.5	2,908.4	2,052.1
La Ribera Shopping	1,340.3	1,129.7	863.7
Distrito Arcos (2)	1,891.1	-	-
Alto Comahue (3)	1,236.1	-	-

(1) Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters. Does not include income from Fibesa or Patio Olmos.
(2) Opening was on December 18, 2014.
(3) Opening was on March 17, 2015.
(4) Does not include income relating to common maintenance expenses and collective promotion fund.

 Lease Expirations (1) (2)

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminate their leases earlier:

As of June 30, 2015
Expiration	Number of Agreements	Square meters to expire	Percentage to expire		Amount (Ps.)(3)	Percentage of Agreements
2016	633(1)	105,333.7(1)	31	%(1)	321,158,626.4	38%
2017	413	62,978.6	19%		209,324,015.3	25%
2018	393	66,763.5	20%		205,918,292.3	24%
2019 and subsequent years	215	98,835.7	30%		106,729,754.2	13%
Total (2)	1,654	333,911.5	100%		843,130,688.2	100%

(1) Including vacant stores relating to leases expired as of June 30, 2015. A lease may be associated to one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

New Agreements and Renewals:

The following table shows certain Information about lease agreements as of June 30, 2015:

Type of Business	Number of Agreements	Annual Base Rent Amount (Ps.)	Annual Admission Rights Amount (Ps.)	Average Annual Base Rent per sqm (Ps.)	Average Annual Base Renr per sqm (Ps.)	Number of non-renewed agreements	Non-renewed agreements (1) Annual Base Rent Amount (Ps.)
Clothes and Footwear	391	223,614,392.9	61,844,417.0	5,314.5	4,036.4	581	307,355,562.5
Miscellaneous(2)	90	47,196,397.6	19,970,450.3	3,160.8	2,415.7	137	49,714,790.9
Restaurant	88	35,261,497.9	6,666,073.8	3,848.6	2,698.7	125	53,098,038.7
Home	42	15,560,441.9	4,102,247.3	2,822.1	2,815.3	50	20,824,495.8
Services	27	7,061,303.3	978,818.4	1,541.9	1,155.5	42	9,410,003.9
Technology	23	15,404,643.0	1,849,358.6	2,500.7	2,122.5	31	35,472,465.2
Entertainment	5	1,636,560.0	5,000.0	150.4	86.2	22	21,520,094.6
Total	666	345,735,236.6	95,416,365.4	3,705.5	2,841.7	988	497,395,451.6

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2) Miscellaneous includes Anchor Store.

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

Abasto, City of Buenos Aires.

Abasto is a 169-store shopping center located in downtown Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. We invested US$111.6 million in Abasto. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for the City of Buenos Aires. Our Company converted the property into a 116,646 square meter shopping center (including parking and common areas) with approximately 36,669.1 square meters of gross leasable area (40,401.4 square meters if we consider Museo de los Niños). Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket.

Abasto Shopping has a 26-restaurant food court, a 12-screen movie theatre complex seating approximately 3,100 people, covering a surface area of 8,021 sqm, entertainment area and Museo de los Niños with a surface area of 3,732.3 sqm (the latter is not included within the gross leasable area). The shopping center is distributed in five stories and includes a parking lot for 1,200 vehicles with a surface area of 40,169 sqm.

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of the City of Buenos Aires.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 3,150.2 million, 28.7% higher than the sales recorded in the previous fiscal year. Sales per square meter were approximately Ps. 85,909.2. Total rental income increased from Ps. 238.0 million in fiscal year ended June 30, 2014 to Ps. 301.7 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 6,254.6 in 2014 and Ps. 8,227.2 in 2015.

As of June 30, 2015, its occupancy rate was 100%.

Abasto’s five largest tenants

Abasto’s five largest tenants (in terms of sales in this shopping center) account for approximately 32.4% of its gross leasable area as of June 30, 2015 and approximately 9.7% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Hoyts General Cinema – Theaters	Cinema	8,021.0	21.9
Zara	Great Shop of Clothes and footwear	1,790.0	4.9
Fravega	Houseware	885.2	2.4
Musimundo	Houseware	661.4	1.8
Garbarino	Houseware	512.7	1.4
Total		11,870.3	32.4

Tenant mix of Abasto (1)

The following table sets forth the mix of tenants by types of businesses in Abasto:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and Footwear	16,295.6	44.4
Entertainment	11,884.2	32.4
Restaurant	2,726.6	7.4
Technology	2,586.6	7.1
Miscellaneous	2,291.5	6.2
Home	498.7	1.4
Services	385.9	1.1
Total	36,669.1	100

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenues from Abasto

The following table sets forth certain information relating to the revenues of Abasto for the fiscal years indicated:

	As of June 30,
	2015	2014	2013
	(In thousands of Ps.)
Base rent	166,440	129,715	105,515
Percentage rent (1)	69,186	55,829	45,239
Total rent	235,626	185,544	150,754
Revenues from admission rights (2)	30,024	25,043	19,965
Management fees	4,277	3,464	2,844
Parking	30,822	23,719	18,814
Commissions	439	-	-
Other	497	251	118
Total (3)	301,685	238,021	192,495

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents according to IFRS. It does not include revenues relating to common maintenance expenses and collective promotion fund.

Lease expiration for Abasto

The following table includes the lease expiration for Abasto during the periods indicated for existing leases as of June 30, 2015, assuming that none of these tenants will exercise their renewal options or terminate their leases earlier.

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	65(1)	9,348.4(1)	25	%(1)	51,118,621.3	36%
2017	58	7,639.8	21%		43,600,094.5	31%
2018	34	3,936.7	11%		27,538,569.4	20%
2019 and subsequent years	12	15,744.2	43%		17,965,008.0	13%
Total	169	36,669.1	100%		140,222,293.2	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015.
(2)	The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 146-store shopping center that opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking) that consists of 19,545.0 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 18 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended on June 30, 2015, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 2,662.1 million, 26.1% above a turnover in the same period of the previous fiscal year. Sales per square meter reached Ps. 136,203.1. Total rental income increased from Ps. 244.2 million for fiscal year ended June 30, 2014 to Ps. 295.3 million for fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 12,618.5 in 2014 and Ps. 15,107.9 in 2015.

As of June 30, 2015, its occupancy rate was 99.7%.

Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of sales) account for approximately 13.6% of its gross leasable area at June 30, 2015 and approximately 7.1% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo’s five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Zara	Great Shop of Clothes and footwear	1,384.0	7.1
Just for Sport	Sports clothes and footwear	724.3	3.7
Prune	Leather clothes and accessories	199.9	1.0
Garbarino	Houseware	185.7	1.0
Fravega	Houseware	155.8	0.8
Total		2,649.7	13.6

Tenant Mix of Alto Palermo (1)

The following table sets forth the tenant mix of the types of businesses in Alto Palermo:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	11,306.7	57.8
Restaurant	3,374.4	17.3
Services	1,997.0	10.2
Miscellaneous	1,973.1	10.1
Technology	648.7	3.3
Home & Houseware	245.1	1.3
Total	19,545.0	100

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues of Alto Palemo for the fiscal years indicated:

	As of June 30,
	2015	2014	2013
	(In thousands of Ps.)
Base rent	176,989	149,020	123,733
Percentage rent (1)	56,549	43,648	29,331
Total rent	233,538	192,669	153,063
Revenues from admission rights (2)	35,096	30,604	26,563
Management fees	3,976	3,221	2,644
Parking	22,051	17,170	13,593
Commissions	197	209	-
Other	427	341	138
Total (3)	295,285	244,214	196,001

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents according to IFRS. It does not include revenues relating to common maintenance expenses and collective promotion fund.

Lease expirations for Alto Palermo

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants exercise their renewal options or terminates their leases earlier:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	71(1)	7,583.0(1)	39	%(1)	64,042,119.8	43%
2017	34	3,978.2	20%		33,949,663.9	23%
2018	37	6,185.8	32%		41,902,307.8	28%
2019 and subsequent years	4	1,798.0	9%		8,526,711.5	6%
Total	146	19,545.0	100%		148,420,803.0	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015.
(2)	The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Alto Avellaneda, Greater Buenos Aires area

Alto Avellaneda is a 139-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 36,728.6 square meters of gross leasable area. The shopping center has a multiplex cinema with six screens, the first Wal-Mart superstore in Argentina, an entertainment center, a food court with 19 restaurants and an anchor store, Falabella, which opened on April 28, 2008. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda’s parking lot. The shopping center has a 2,700-car free parking lot consisting of 47,856 square meters.

Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 2,895.1 million, which represents a year-on-year growth of 24.1%. Sales per square meter were Ps. 78,823.1. Total rental income increased from Ps. 160.9 million for fiscal year ended June 30, 2014 to Ps. 199.9 million for fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 4,400.3 in 2014 and Ps. 5,443.2 in 2015.

As of June 30, 2015, its occupancy rate was 99.9%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) account for approximately 39.6% of its gross leasable area as of June 30, 2015 and approximately 15.1% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Falabella	Great Department Store	11,629.0	31.7
Zara	Great shop of Clothes and footwear	1,585.0	4.3
Garbarino	Houseware	639.8	1.7
Fravega	Houseware	510.0	1.4
Compumundo	Houseware	190.6	0.5
Total		14,554.4	39.6

Tenant mix of Alto Avellaneda (1)

The following table sets forth the mix of tenants by the types of business in Alto Avellaneda:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	12,574.5	34.2
Department Store	11,629.0	31.7
Entertainment	6,192.7	16.9
Miscellaneous	1,844.3	5.0
Technology	1,717.0	4.7
Restaurant	1,651.3	4.5
Services	805.4	2.2
Home	314.4	0.8
Total	36,728.6	100

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

        Revenues from Alto Avellaneda

The following table sets forth certain information relating to the sales of Alto Avellaneda for the following periods:

	As of June 30,
	2015	2014	2013
	(In thousands of Ps.)
Base rent	119,957	99,538	75,973
Percentage rent (1)	56,034	42,987	36,552
Total rent	175,991	142,525	112,525
Revenues from admission rights (2)	19,587	15,070	12,943
Management fees	3,670	2,973	2,440
Commissions	310	126	-
Other	362	200	206
Total (3)	199,920	160,894	128,114

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents according to IFRS. It does not include revenues relating to common maintenance expenses and collective promotion fund.

    Lease expirations for Alto Avellaneda

The following table sets forth a schedule of lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminate their leases earlier:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	53(1)	12,884.9(1)	35	%(1)	44,126,390.8	42%
2017	31	3,132.6	9%		18,123,335.2	17%
2018	40	15,393.4	42%		22,012,876.7	22%
2019 and subsequent years	15	5,317.7	14%		19,586,747.2	19%
Total	139	36,728.6	100%		103,849,349.9	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015.
(2)	The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 63 stores specialized in home decoration which opened in 1993. We own a 53.684% interest in Emprendimiento Recoleta S.A.(“ERSA”) the company which has the concession to operate Buenos Aires Design. The other shareholder of ERSA is Hope Funds S.A., which has a 46.316% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to ERSA a 20-year concession to use a plot of land in the Centro Cultural Recoleta, pursuant to an agreement executed in June 1993. The concession effective date was scheduled for November 19, 1993 and was set to expire on November 18, 2013. In 2010 the Government of the City of Buenos Aires, pursuant to Decree No.867/2010, extended the concession term for an additional five-year period, and the expiration date under the agreement became due on November 17, 2018. The concession agreement provides for ERSA to pay the City of Buenos Aires a monthly amount of Ps.49,029. It establishes that the concession may be terminated for any of the following reasons, among others: material breach of the obligations of the parties, which with regard to ERSA include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) nonpayment of the monthly fee for two consecutive periods; (iv) destruction or abandonment of the area under concession; (v) bankruptcy or liquidation; (vi) restitution of the plot of land under concession, which shall only take place for public interest reasons.

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

Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking) that consists of 13,888.2 square meters of gross leasable area. The shopping center has 10 restaurants anchored by the Hard Rock Café and a terrace that covers approximately 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot.

Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 326.0 million, which represents approximately Ps. 23,474.2 per square meter. Total rental income increased from Ps. 27.4 million in fiscal year ended June 30, 2014 to Ps. 35.3 million in fiscal year ended June 30, 2015, which represents annual income per gross leasable square meter of Ps. 1,874.9 in 2014 and Ps. 2,543.2 in 2015.

As of June 30, 2015, its occupancy rate was 94.6%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.5% of its gross leasable area as of June 30, 2015 and approximately 14.6% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Hard Rock Café	Restaurant	1,215.9	8.8
Morph	Bazaar / Gifts	1,032.3	7.4
Barugel Azulay	Home	311.8	2.2
Geo Bazar	Bazaar / Gifts	258.0	1.9
Claudia Adorno	Bazaar / Gifts	171.3	1.2
Total		2,989.3	21.5

Tenant mix of Buenos Aires Design (1)

The following table sets forth the mix of tenants by the types of businesses in Buenos Aires Design:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Home & Houseware	7,733.1	55.7
Restaurant	3,592.4	25.9
Miscellaneous	2,345.4	16.9
Technology	184.0	1.3
Services	33.3	0.2
Total	13,888.2	100

(1) Includes vacant stores as of June 30, 2015.  Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	As of June 30,
	2015	2014	2013
	(In thousands of Ps.)
Base rent	22,603	17,338	15,020
Percentage rent (1)	1,616	1,221	1,273
Total rent	24,219	18,559	16,293
Revenues from admission rights (2)	2,720	2,296	2,074
Management fees	2,172	1,647	1,359
Parking	6,184	4,819	3,404
Other	25	39	15
Total (3)	35,320	27,360	23,145

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents according to IFRS. It does not reflect our interest in the company Emprendimiento Recoleta S.A. It does not include revenues relating to common maintenance expenses and collective promotion fund.

Lease expirations for Buenos Aires Design

The following table shows a schedule of lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminates its lease earlier:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	28(1)	7,001.4(1)	50	%(1)	6,989,429.8	35%
2017	22	5,097.3	37%		8,366,740.7	42%
2018	10	947.6	7%		3,719,760.0	19%
2019 and subsequent years	3	841.9	6%		871,876.5	4%
Total	63	13,888.2	100%		19,947,807.0	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015.
(2)	The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Alcorta Shopping, City of Buenos Aires

Alcorta Shopping is a 106-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 15,432.9 square meters of gross leasable area. Alcorta Shopping has a food court with 12 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center’s parking lot. The shopping center is spread out over three shopping center levels and has a pay parking lot for approximately 1,300 cars.

Alcorta Shopping’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,474.7 million, which represents fiscal year sales for approximately Ps. 95,554.7 per square meter and a year-on-year growth of 31.6%. Total rental income increased from approximately Ps. 105.8 million in fiscal year ended June 30, 2014 to Ps. 140.5 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 7,000.2 in 2014 and Ps. 9,106.1 in 2015.

As of June 30, 2015, its occupancy rate was 100%.

Alcorta Shopping’s five largest tenants

Alcorta Shopping’s five largest tenants (in terms of sales in this shopping center) account for approximately 14.5% of its gross leasable area as of June 30, 2015 and approximately 11.6% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Alcorta Shopping’s five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Zara	Great Shop of Clothes and footwear	1,100.4	7.1
Nike	Sports Clothes and footwear	400.0	2.6
Rapsodia	Women’s Clothes and footwear	258.2	1.7
Fravega	Houseware	249.0	1.6
Jazmin Chebar	Women’s Clothes and footwear	233.6	1.5
Total		2,241.2	14.5

Tenant mix of Alcorta Shopping (1)

The following table sets forth the tenant mix by types of businesses in Alcorta Shopping:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	7,850.7	50.9
Entertainment	2,568.4	16.6
Services	1,947.1	12.6
Restaurant	1,197.0	7.8
Miscellaneous	1,107.5	7.2
Home & Houseware	434.0	2.8
Technology	328.2	2.1
Total	15,432.9	100

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenues from Alcorta Shopping

The following table sets forth certain information relating to the revenues of Alcorta Shopping during the following periods:

	As of June 30,
	2015	2014	2013
	(In thousands of Ps.)
Base rent	77,541	57,994	48,330
Percentage rent (1)	36,534	28,056	17,493
Total rent	114,075	86,050	65,823
Revenues from admission rights (2)	15,893	12,207	10,996
Management fees	1,296	1,050	862
Parking	8,795	6,303	4,420
Commissions	314	-	-
Other	160	182	369
Total (3)	140,533	105,792	82,470

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents according to IFRS. It does not include revenues relating to common maintenance expenses and collective promotion fund.

Lease expirations for Alcorta Shopping

The following table shows a schedule of lease expirations for Alcorta Shopping during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants exercises renewal options or terminates its lease early:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	45(1)	6,598.3(1)	43	%(1)	24,089,394.1	36%
2017	26	2,257.9	15%		17,268,620.2	26%
2018	24	3,922.0	25%		19,767,062.2	29%
2019 and subsequent years	11	2,654.7	17%		5,901,204.2	9%
Total	106	15,432.9	100%		67,026,280.7	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015.
(2)	The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 87-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$72.3 million.

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

Patio Bullrich has a total constructed area of 29,982 square meters (including parking) that consist of 11,636.2 square meters of gross leasable area and common areas covering 12,472 square meters. The shopping center has a four-screen multiplex cinema with 1,381 seats and a food court of 11 restaurants. The shopping center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.
Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 888.5 million, which represents annual sales for approximately Ps. 76,353.1 per square meter and a year-on-year increase of 28.9%. Total rental income increased from Ps. 79.4 million in fiscal year ended June 30, 2014 to Ps. 98.4 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 6,762.3 in 2014 and Ps. 8,452.8 in 2015.

As of June 30, 2015, its occupancy rate was 100%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.2% of its gross leasable area as of June 30, 2015 and approximately 17.8% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Zara	Great shop of clothes and footwear	786.0	6.8
Rouge Internacional	Perfumery / Drugstore	599.6	5.2
Etiqueta Negra	Men's clothes and footwear	576.1	5.0
Rapsodia	Women’s clothes and footwear	279.5	2.4
Jazmin Chebar	Women’s clothes and footwear	109.0	0.8
Total		2,350.2	20.2

Tenant mix of Patio Bullrich (1)

The following table sets forth the tenant mix by types of businesses in Patio Bullrich:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	5,628.5	48.4
Miscellaneous	2,964.3	25.5
Entertainment	1,327.4	11.4
Restaurant	732.9	6.3
Services	685.7	5.9
Home & Houseware	297.4	2.5
Total	11,636.2	100

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

	As of June 30,
	2015	2014	2013
	(In thousands of Ps.)
Base rent	57,375	47,700	41,334
Percentage rent (1)	13,351	8,674	6,448
Total rent	70,726	56,374	47,782
Revenues from admission rights (2)	12,753	11,316	9,473
Management fees	3,136	2,540	2,085
Parking	11,537	9,017	7,035
Commissions	90	-	-
Other	117	127	49
Total (3)	98,359	79,374	66,424

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS. It does not include revenues relating to common maintenance expenses and collective promotion fund.

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminate their leases earlier:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	36(1)	4,923.0(1)	42	%(1)	21,865,163.2	43%
2017	19	1,844.8	16%		12,817,645.6	25%
2018	23	3,645.7	31%		14,122,075.2	27%
2019 and subsequent years	9	1,222.7	11%		2,558,558.1	5%
Total	87	11,636.2	100%		51,363,442.1	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015.
(2)	The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Alto NOA, City of Salta

Alto NOA is an 89-store shopping center that opened in 1994. Alto NOA is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 19,072.9 square meters of gross leasable area. Alto NOA has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center occupies one floor and has a free parking lot for 551 cars.

Alto NOA’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,068.6 million, which represents fiscal period sales for approximately Ps. 56,027.2 per square meter and a year-on-year increase of 39.5%. Total rental income increased from Ps. 38.7 million in fiscal year ended June 30, 2014 to Ps. 50.7 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 2,022.5 in 2014 and Ps. 2,656.6 in 2015.

As of June 30, 2015, its occupancy rate was 100%.

Five largest tenants of Alto NOA

Alto NOA’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 32.4% of its gross leasable area as of June 30, 2015 and approximately 14.9% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto NOA’s five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Carrefour	Supermarket	3,080.5	16.2
YPF	Other	1,812.5	9.5
Musimundo	Houseware	580.0	3.0
Garbarino	Houseware	428.5	2.2
Fravega	Houseware	286.3	1.5
Total		6,187.8	32.4

Tenant mix of Alto NOA (1)

The following table sets forth the types of businesses in Alto NOA:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Entertainment	6,170.0	32.3
Miscellaneous	5,726.6	30.0
Clothes and footwear	4,080.6	21.4
Technology	1,326.9	7.0
Restaurant	1,195.3	6.3
Services	367.8	1.9
Home & Houseware	205.7	1.1
Total	19,072.9	100

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

                Revenues from Alto NOA

The following table sets forth certain information relating to the revenues of Alto NOA during the following periods:

	As of June 30,
	2015	2014	2013
	(In thousands of Ps.)
Base rent	26,263	21,450	16,893
Percentage rent (1)	21,021	14,635	11,852
Total rent	47,284	36,085	28,745
Revenues from admission rights (2)	2,707	2,201	1,936
Management fees	389	315	259
Commissions	69	-	-
Other	220	145	211
Total (3)	50,669	38,746	31,151

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents according to IFRS. It does not include revenues relating to common maintenance expenses and collective promotion fund.
Lease expirations for Alto NOA

The following table shows a schedule of lease expirations for Alto NOA during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminate their leases earlier:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	47(1)	10,830.5(1)	57	%(1)	12,043,594.1	51%
2017	23	2,071.0	11%		4,823,223.7	21%
2018	10	888.8	5%		2,517,340.8	11%
2019 and subsequent years	9	5,282.6	27%		4,065,990.7	17%
Total	89	19,072.9	100%		23,450,149.3	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015.
(2)	The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 144-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza Shopping consists of 42,039.5 square meters of gross leasable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, the Chilean department store Falabella, a food court with 18 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars.

Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,906.7 million, which represents a year-on-year growth of 25.9%. Sales per square meter were approximately Ps. 45,354.3. Total rental income increased from Ps. 74.1 million in fiscal year ended June 30, 2014 to Ps. 91.7 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 1,802.8 in 2014 and Ps. 2,181.1 in 2015.

As of June 30, 2015, its occupancy rate was 96.1%.

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 43.4% of its gross leasable area as of June 30, 2015 and approximately 21.0% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Falabella	Great Department Store	8,563.0	20.4
Super Plaza Vea	Supermarket	4,419.1	10.5
Village Cinemas	Cinema	3,658.9	8.7
Garbarino	Houseware	813.9	1.9
Fravega	Houseware	796.2	1.9
Total		18,251.1	43.4

Tenant mix of Mendoza Plaza (1)

The following table sets forth the mix of tenants by types of businesses in Mendoza Plaza:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Entertainment	9,473.8	22.5
Miscellaneous	8,703.7	20.7
Department Store	8,563.0	20.4
Clothes and footwear	8,347.4	19.9
Technology	3,478.9	8.3
Restaurant	1,956.6	4.7
Services	1,160.8	2.8
Home & Houseware	355.3	0.7
Total	42,039.5	100

(1)	Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza for the fiscal years indicated:

	As of June 30,
	2015	2014	2013
	(In thousands of Ps.)
Base rent	46,634	38,674	31,438
Percentage rent (1)	38,013	29,079	25,229
Total rent	84,647	67,753	56,667
Revenues from admission rights (2)	4,071	3,718	3,265
Management fees	2,005	1,820	1,472
Commissions	93	78	-
Other	878	742	524
Total (3)	91,694	74,111	61,928

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents according to IFRS. It does not include revenues relating to common maintenance expenses and collective promotion fund.

Lease expirations for Mendoza Plaza

The following table shows a schedule of lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminate their leases earlier:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	64(1)	19,637.1(1)	47	%(1)	16,655,510.2	40%
2017	48	8,647.7	21%		13,844,815.1	33%
2018	22	2,502.3	6%		5,242,060.0	13%
2019 and subsequent years	10	11,252.4	26%		6,118,902.1	14%
Total	144	42,039.5	100%		41,861,287.4	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015.
(2)	The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Alto Rosario, City of Rosario

Alto Rosario is a 145-store shopping center located in the City of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking) which consists of 28,395.6 square meters of gross leasable area (excluding Museo de los Niños). Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping center occupies one floor and has a free parking lot for 1,736 cars.

Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,951.8 million, which represents a year-on-year growth of 41.6%. Sales per square meter were approximately Ps. 68,735.0. Total rental income increased from Ps. 100.1 million in fiscal year ended June 30, 2014 to Ps. 137.6 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 3,390.4 in 2014 and Ps. 4,847.2 in 2015.

As of June 30, 2015, its occupancy rate was 97.9%.

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.3% of its gross leasable area as of June 30, 2015 and approximately 10.8% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Showcase Cinema	Cinema	8,984.0	31.6
Sport 78	Sports Clothes and footwear	671.7	2.4
Musimundo	Houseware	406.5	1.4
Fravega	Houseware	386.5	1.4
Claro	Telephony	140.2	0.5
Total		10,588.9	37.3

Tenant mix of Alto Rosario

The following table sets forth the mix of tenants by types of businesses in Alto Rosario:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	10,657.6	37.5
Entertainment	10,005.4	35.2
Miscellaneous	2,244.3	7.9
Restaurant	2,107.3	7.4
Home & Houseware	1,782.6	6.3
Technology	1,416.0	5.0
Services	182.4	0.7
Total	28,395.6	100

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenues from Alto Rosario

        The following table sets forth certain information relating to the revenues of Alto Rosario during the following period:

2014	2013

	As of June 30,
	2015	2014	2013
	(In thousands of Ps.)
Base rent	72,703	54,686	41,372
Percentage rent (1)	53,567	36,491	29,901
Total rent	126,270	91,177	71,273
Revenues from admission rights (2)	9,230	7,307	6,223
Management fees	1,539	1,247	1,023
Commissions	147	53	-
Other	453	288	224
Total (3)	137,639	100,072	78,743

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS. It does not include revenues relating to common maintenance expenses and collective promotion fund.

Lease expirations for Alto Rosario

The following table shows a schedule of lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminate their leases earlier:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	57(1)	6,457.9(1)	23	%(1)	23,202,367.2	34%
2017	34	4,917.7	17%		16,381,522.0	24%
2018	41	4,570.2	16%		19,216,799.0	28%
2019 and subsequent years	13	12,449.8	44%		8,746,366.8	14%
Total	145	28,395.6	100%		67,547,055.0	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015.
(2)	The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Córdoba Shopping, Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, with 15,328.0 square meters being gross leasable area. Córdoba Shopping has 107 commercial stores, a 12-screen multiplex cinema and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 756.0 million, which represents a year-on-year growth of 38.3%. Sales per square meter were approximately Ps. 49,323.6. Total rental income increased from Ps. 39.7 million in fiscal year ended June 30, 2014 to Ps. 54.4 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 2,503.8 in 2014 and Ps. 3,552.0 in 2015.

As of June 30, 2015, its occupancy rate was 99.8%.

Five largest tenants of Córdoba Shopping – Villa Cabrera

Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 42.9% of its gross leasable area as of June 30, 2015 and approximately 7.7% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Córdoba Shopping’s five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Showcase Cinema	Cinema	5,442.5	35.5
Garbarino	Houseware	497.0	3.2
Nike	Sports clothes and footwear	379.5	2.5
Mc Donald’s	Fast food	146.0	1.0
Jazmin Chebar	Women’s clothes and footwear	116.3	0.7
Total		6,581.3	42.9

Tenant mix of Córdoba Shopping Villa Cabrera (1)

The following table sets forth the mix of tenants by types of businesses in Córdoba Shopping:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	6,238.4	40.7
Entertainment	5,842.0	38.1
Miscellaneous	929.7	6.1
Restaurant	881.3	5.7
Technology	638.5	4.2
Services	571.9	3.7
Home & Houseware	226.2	1.5
Total	15,328.0	100

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
     Revenues from Córdoba Shopping Villa Cabrera

     The following table sets forth certain information relating to the revenues of Córdoba Shopping during the following periods:

	As of June 30,
	2015	2014	2013
	(In thousands of Ps.)
Base rent	26,250	19,932	16,406
Percentage rent (1)	23,039	15,797	12,447
Total rent	49,289	35,729	28,853
Revenues from admission rights (2)	3,260	2,521	2,144
Management fees	1,580	1,310	1,164
Commissions	118	28	-
Other	198	175	153
Total (3)	54,445	39,763	32,314

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents according to IFRS. It does not include revenues relating to common maintenance expenses and collective promotion fund.

Lease expirations for Córdoba Shopping Villa Cabrera

The following table shows a schedule of lease expirations for Córdoba Shopping during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminate their leases earlier:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	37(1)	3,012.4(1)	20	%(1)	7,660,564.9	34%
2017	39	3,716.6	24%		8,710,262.4	38%
2018	25	7,713.2	50%		4,840,583.4	21%
2019 and subsequent years	6	885.8	6%		1,446,789.5	7%
Total	107	15,328.0	100%		22,658,200.2	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015.
(2)	The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping is a shopping center that opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,847.9 sqm constitute Gross Leasable Area, comprising 156 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood, in the junction of Av. General Paz and the Panamericana Highway and is the largest shopping center in the City of Buenos Aires in term of square meters.

As of June 30, 2015, our equity interest in Panamerican Mall S.A. was 80%.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 2,570.6 million, which represents a year-on-year increase of 28.0% and fiscal year sales for approximately Ps. 51,568.8 per square meter. Total rental income increased from Ps. 158.3 million in fiscal year ended June 30, 2014 to Ps. 199.5 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 3,389.3 in 2014 and Ps. 4,001.7 in 2015.

As of June 30, 2015, its occupancy rate was 99.7%.

Five largest tenants of Dot Baires Shopping

Dot Baires Shopping’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 57.8% of its gross leasable area as of June 30, 2015 and approximately 5.4% of its annual base rent for the fiscal year ended on such date.

The following table describes Dot Baires Shopping’s five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Wallmart	Supermarket	12,600.0	25.3
Falabella	Great Department Store	8,086.7	16.2
Hoyts General Cinema	Cinema	6,475.8	13.0
Zara	Great shop of clothes and footwear	1,178.9	2.4
Garbarino	Houseware	472.5	0.9
Total		28,813.9	57.8

Tenant mix of Dot Baires Shopping (1)

The following table sets forth the mix of tenants by types of businesses in Dot Baires Shopping:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Miscellaneous	15,127.9	30.3
Clothes and footwear	13,355.6	26.8
Department Store	8,086.7	16.2
Entertainment	7,135.0	14.3
Services	2,183.2	4.4
Restaurant	1,868.2	3.7
Technology	1,487.2	3.0
Home & Houseware	604.1	1.3
Total	49,847.9	100
(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

        Revenues from Dot Baires Shopping

The following table sets forth certain information relating to the revenues of Dot Baires Shopping during the following periods:

	As of June 30,
	2015	2014	2013
	(In thousands of Ps.)
Base rent	96,838	87,754	72,266
Percentage rent (1)	59,544	39,222	31,542
Total rent	156,382	126,976	103,808
Revenues from admission rights (2)	14,060	10,541	8,932
Management fees	2,592	2,099	1,723
Parking	25,994	18,358	13,708
Other	446	332	25
Total (3)	199,474	158,306	128,196

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents according to IFRS. Does not reflect our interest in the company Panamerican Mall S.A. It does not include revenues relating to common maintenance expenses and collective promotion fund.

Lease expirations for Dot Baires Shopping

The following table shows a schedule of lease expirations for Dot Baires Shopping during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminate their leases earlier:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	80(1)	10,495.8(1)	21	%(1)	38,589,617.9	47%
2017	34	12,640.7	25%		17,829,340.4	22%
2018	31	4,350.4	9%		17,941,514.5	22%
2019 and subsequent years	11	22,361.0	45%		7,228,203.9	9%
Total	156	49,847.9	100%		81,588,676.7	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015.
(2)	The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Soleil Premium Outlet, Greater Buenos Aires

 In December 2007, we entered into an agreement with INC S.A. (“INCSA”), a non-related company, for the acquisition of Soleil Premium Outlet for an amount of US$20.7 million.

On July 1, 2010, we executed the final deed for partial conveyance of title of the Going Concern and Closing Minutes with INC S.A., whereby INC S.A. transferred to us the shopping center’s going concern, which we started to operate on the referred date. The transaction was exclusive of any debt or credit prior to the transaction with respect to INC S.A.’s business, as well as the real property where a hypermarket currently operates located in the premises.

On April 12, 2011, the Argentine Antitrust Authority (“CNDC”) granted its consent to the transaction.

From April 2013, as a result of its refurbishment and reengineering and a strong advertising campaign, it was renamed Soleil Premium Outlet. It has a surface area of 48,313 square meters, 13,993.1 square meters of which are gross leasable area. It comprises 78 stores and 2,335 parking spaces.

Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina more than 25 years ago and today is the first Premium Outlet in the country.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 938.4 million, which represents period average sales for approximately Ps. 67,063.3 per square meter and a year-on-year growth of 41.3%. Total rental income increased from Ps. 44.2 million in fiscal year ended June 30, 2014 to Ps. 59.4 million for fiscal year ended June 30, 2015, representing annual revenues per gross leasable square meter of Ps. 2,908.4 in 2014 and Ps. 4,242.5 in 2015.

As of June 30, 2015, its occupancy rate was 99.4%.

Five largest tenants of Soleil Premium Outlet

Soleil Premium Outlet’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 16.8% of its gross leasable area as of June 30, 2015 and approximately 19.2% of its annual base rent for the fiscal year ended on such date.

The following table describes Soleil Premium Outlet’s five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Stock Center	Sports clothes and footwear	700.9	5.0
Adidas	Sports clothes and footwear	480.0	3.4
Garbarino	Houseware	472.0	3.4
Dexter Shop	Sports clothes and footwear	366.6	2.6
Fravega	Houseware	336.4	2.4
Total		2,355.9	16.8

Tenant mix of Soleil Premium Outlet (1)

    The following table sets forth the mix of tenants by types of business in Soleil Premium Outlet:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	8,258.9	59.0
Entertainment	3,263.4	23.3
Technology	808.4	5.8
Restaurant	753.1	5.4
Miscellaneous	471.2	3.4
Services	290.8	2.1
Home & Houseware	147.3	1.0
Total	13,993.1	100

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
       Revenues from Soleil Premium Outlet

The following table sets forth certain information relating to the revenues of Soleil Premium Outlet during the following periods:

	As of June 30,
	2015	2014	2013
	(In thousands of Ps.)
Base rent	33,422	25,972	17,789
Percentage rent (1)	20,700	13,620	7,124
Total rent	54,122	39,592	24,913
Revenues from admission rights (2)	4,057	3,671	2,954
Management fees	801	649	-
Commissions	238	112	-
Other	148	154	60
Total (3)	59,366	44,178	27,927

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3)	Consolidated rents according to IFRS. It does not include revenues relating to common maintenance expenses and collective promotion fund.

Lease expirations for Soleil Premium Outlet

The following table shows a schedule of lease expirations for Soleil Premium Outlet during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminate their leases earlier:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	28(1)	3,641.6(1)	26	%(1)	8,916,139.1	29%
2017	32	4,281.2	31%		12,207,590.9	40%
2018	15	2,536.5	18%		7,631,913.0	25%
2019 and subsequent years	3	3,533.8	25%		1,694,437.9	6%
Total	78	13,993.1	100%		30,450,080.9	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015.
(2)	The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

La Ribera Shopping, City of Santa Fe

We have fifty percent (50%) of Nuevo Puerto Santa Fe S.A.’s (|NPSF”) shares, a corporation that is tenant of a building in which it built and currently operates “La Ribera” shopping center, which has a surface area of 43,219 square meters, comprising 60 retail stores and a seven 2D and 3D-screen multiplex cinema. It also comprises a 510-square meter Cultural Center and 24,553 square meters in outdoor areas and free parking space. Its gross leasable area is approximately 9,750.3 square meters.

The shopping center is strategically located within the port of Santa Fe, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers away from the City of Paraná and 96 kilometers away from the City of Rafaela, its range of influence represents a potential market of over one million people.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 398.1 million, which represents a year-on-year growth of 41.7% and period average sales for approximately Ps. 40,828.4 per square meter. Total rental income increased from Ps. 9.4 million in fiscal year ended June 30, 2014 to Ps. 13.1 million during 2015, representing annual revenues per gross leasable square meter of Ps. 1,129.7 in 2014 and 1,340.3 in 2015.

As of June 30, 2015, its occupancy rate was 99.3%.

Five largest tenants of La Ribera Shopping

La Ribera’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 49.3% of its gross leasable area as of June 30, 2015 and approximately 25.7% of its annual base rent for the fiscal year ended on such date.

The following table describes La Ribera’s five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Cinemark	Cinema	2,474.0	25.4
Musimundo	Houseware	804.0	8.2
Playland Park	Entertainment	756.0	7.8
McDonald’s	Fast food	553.2	5.7
Red Sport	Sports clothes and footwear	222.0	2.2
Total		4,809.2	49.3

Tenant mix of La Ribera Shopping (1)

The following table sets forth the mix of tenants by types of business in La Ribera:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Entertainment	3,230.0	33.1
Clothes and footwear	2,803.3	28.8
Restaurant	1,948.5	20.0
Miscellaneous	849.4	8.7
Technology	804.0	8.2
Home & Houseware	86.1	1.2
Total	9,750.3	100

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
        Revenues from La Ribera Shopping

The following table sets forth certain information relating to the revenues of La Ribera during the following periods:

	As of June 30,
	2015	2014	2013
	(In thousands of Ps.)
Base rent	5,014	3,988	3,324
Percentage rent (1)	7,563	5,000	3,624
Total rent	12,577	8,988	6,948
Revenues from admission rights (2)	201	141	104
Management fees	273	211	174
Other	17	20	10
Total (3)	13,068	9,360	7,236

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents according to IFRS. It does not reflect our interest in the company Nuevo Puerto Santa Fe. It does not include revenues relating to common maintenance expenses and collective promotion fund.

Lease expirations for La Ribera Shopping

The following table shows a schedule of lease expirations for La Ribera during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminate their leases earlier:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	14(1)	2,082.3(1)	21	%(1)	1,859,714.2	21%
2017	11	1,207.4	12%		1,401,160.8	16%
2018	13	1,208.1	12%		2,034,830.4	23%
2019 and subsequent years	22	5,252.5	55%		3,653,067.8	40%
Total	60	9,750.3	100%		8,948,773.2	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015.
(2)	The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Distrito Arcos, City of Buenos Aires

Distrito Arcos is a shopping center we inaugurated on December 18, 2014, and it is our shopping center number 14. Distrito Arcos is a premium outlet located in the neighborhood of Palermo, City of Buenos Aires. It has 12,127.3 square meters of gross leasable area and its first stage consists of 63 stores, 115 parking spaces y 15 selling stands.

During a second stage, we plan to build a fitness center, a houseware store and a great cultural offer with 66 stores and 20 selling stands, covering approximately 2,000 square meters of additional gross leasable area. Since its opening, visitors to the shopping center generated nominal retail sales that totaled approximately Ps. 339.9 million, which represent sales per square meter of approximately Ps. 28,026.3. Total rental income was approximately Ps. 22.9 million, which represents total revenues for the period per gross leasable area of Ps. 1,891.1.

 As of June 30, 2015 the occupancy rate was 97.3%.

Five largest tenants of Distrito Arcos

Distrito Arcos’ five largest tenants (in terms of sales of this shopping center) accounted for approximately 13.2% of its gross leasable area as of June 30, and 14.6% of its annual base rent.

The following table describes Distrito Arcos’ five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Lacoste	Men’s Clothes and footwear	352.4	2.9
Kosiuko	Men’s and Women’s Clothes and footwear	344.6	2.8
Prune	Leather clothes and accessories	316.9	2.6
Rapsodia	Women’s clothes and footwear	312.5	2.6
Adidas	Sports clothes and footwear	275.2	2.3
Total		1,601.6	13.2

Tenant mix of Distrito Arcos (1)

 The following table sets forth the mix of tenants by types of businesses in Distrito Arcos:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	9,118.7	75.2
Services	1,628.1	13.4
Restaurant	693.6	5.7
Miscellaneous	541.0	4.5
Technology	145.9	1.2
Total	12,127.3	100

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Revenues from Distrito Arcos

The following table sets forth certain information relating to the revenues from Distrito Arcos during the following periods:

	As of June 30,
	2015 (4)	2014	2013
	(In thousands of Ps.)
Base rent	11,753	-	-
Percentage rent (1)	8,379	-	-
Total rent	20,132	-	-
Revenues from admission rights (2)	2,413	-	-
Management fees	220	-	-
Commissions	120	-	-
Other	49	-	-
Total (3)	22,934	-	-

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents according to IFRS. It does not include revenues relating to common maintenance expenses and collective promotion fund.
(4) Opening was on December 18, 2014 (revenues are consolidated for first six months of calendar year 2015).

Lease expirations for Distrito Arcos

The following table shows a schedule of lease expirations for Distrito Arcos during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants will exercise their renewal options or terminate their leases earlier:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	-	-	-		-	-
2017	-	-	-		-	-
2018	45(1)	8,474.1(1)	70	%(1)	13,899,600.0	73%
2019 and subsequent years	18	3,653.2	30%		5,031,009.6	27%
Total	63	12,127.3	100%		18,930,609.6	100%

(1) Includes vacant stores relating to leases expired as of June 30, 2015.
(2) The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Alto Comahue, City of Neuquén

Alto Comahue is a shopping center we inaugurated on March 17, 2015. Alto Comahue is our shopping center number 15 and is located in the City of Neuquén, in the Patagonian region of Argentina. It has a total footage of 35,000 square meters and 9,456.9 square meters of gross leasable area, approximately 1,000 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 102 retail stores that house the most prestigious brands in Argentina, and will have a 6-screen multiplex movie theater and a theme restaurant, which will open in the upcoming months. It is a three-story building consisting of a basement where the parking lot and service area are located; the ground floor consisting of 5,100 square meters for retail stores, and the first floor consisting of 720 square meters for restaurants with unique views of the city and 2,700 square meters of retail stores.

The development is a part of a mixed-use complex that further includes a supermarket that is currently in operation and two additional parcels of land. One of these parcels is assigned to the development of a hotel and the other, which extends over 18,000 sqm -owned by the Company-, to a future housing development. Since its opening, visitors to the shopping center generated nominal retail sales that totaled approximately Ps. 182.1 million, which represent sales per square meter of approximately Ps. 19,254.4. Total rental income was approximately Ps. 11.7 million, which represents total revenues for the period per gross leasable area of Ps. 1,236.1.

As of June 30, 2015, the occupancy rate was 94.2%.

Five largest tenants of Alto Comahue

Alto Comahue’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 8.9% of its gross leasable area as of June 30, and 12.4% of its base annual rent.

The following table describes Alto Comahue’s five largest tenants as of June 30, 2015:

Tenant	Type of Business	Gross Leasable Area	Gross Leasable Area
		(sqm)	(%)
Fravega	Houseware	217.1	2.3
Musimundo	Houseware	193.3	2.0
Garbarino	Houseware	151.3	1.6
Burger King	Fast food	150.8	1.6
Compumundo	Houseware	127.5	1.4
Total		840.0	8.9

Tenant mix of Alto Comahue (1)

The following table sets forth the mix of tenants by types of businesses in Alto Comahue:

Type of Business	Gross Leasable Area (sqm)	Gross Leasable Area (%)
Clothes and footwear	5,487.4	58.0
Miscellaneous	1,111.3	11.8
Restaurant	1,051.9	11.1
Technology	784.0	8.3
Services	620.1	6.6
Home & Houseware	251.2	2.7
Entertainment	151.0	1.5
Total	9,456.9	100

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

        Revenues from Alto Comahue

The following table sets forth certain information relating to the revenues derived from Alto Comahue during the following periods:

	As of June 30,
	2015 (4)	2013	2013
	(In thousands of Ps.)
Base rent	6,730	-	-
Percentage rent (1)	4,087	-	-
Total rent	10,817	-	-
Revenues from admission rights (2)	567	-	-
Management fees	220	-	-
Commissions	60	-	-
Other	26	-	-
Total (3)	11,690	-	-

(1) Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2) Admission rights are the fees required from tenants for entering into a lease agreement or a lease agreement renewal.
(3) Consolidated rents according to IFRS. It does not include revenues relating to common maintenance expenses and collective promotion fund.
(4) Opening was on March 17, 2015 (revenues are consolidated for 3 months).

Lease expirations for Alto Comahue

The following table shows a schedule of lease expirations for Alto Comahue during the periods indicated for existing leases as of June 30, 2015, assuming that none of the tenants will exercise their renewal options or terminate their leases earlier:

Agreements Expiration	Number of Agreements	Square Meters to Expire	Percentage to Expire		Amount of Lease Payments (Ps.) (2)	Percentage of Agreements
2016	-	-	-		-	-
2017	-	-	-		-	-
2018	33(1)	2,871.5(1)	41	%(1)	3,531,000.0	21%
2019 and subsequent years	69	6,585.4	59%		13,334,880.0	79%
Total	102	9,456.9	100%		16,865,880.0	100%

(1) Includes vacant stores relating to leases expired as of June 30, 2015.
(2) The amount expresses the annual base rent as of June 30, 2015 of agreements to expire.

Competition

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

The following table shows certain information concerning the most significant owners and operators of shopping centers in Argentina.

Company	Shopping Center	Location (1)	Gross leasable Area	Stores	% of gross leasable area at national level (2)		Store percentage (2)
IRSA Commercial Properties
	Dot Baires Shopping	CABA	49,848	156	2.67%		2.25%
	Mendoza Plaza Shopping	Mendoza	42,040	144	2.25%		2.07%
	Abasto de Buenos Aires	CABA	40,401	170	2.17%		2.45%
	Alto Avellaneda	GBA	36,729	139	1.97%		2.00%
	Alto Rosario	Rosario	29,656	146	1.59%		2.10%
	Alto Palermo Shopping	CABA	19,545	146	1.05%		2.10%
	Alto Noa	Salta	19,073	89	1.02%		1.28%
	Alcorta Shopping	CABA	15,433	106	0.83%		1.53%
	Córdoba Shopping	Córdoba	15,328	107	0.82%		1.54%
	Soleil Premium Outlet	GBA	13,993	78	0.75%		1.12%
	Buenos Airess Design	CABA	13,888	63	0.74%		0.91%
	Distrito Arcos	CABA	12,127	63	0.65%		0.91%
	Patio Bullrich	CABA	11,636	87	0.62%		1.25%
	La Ribera Shopping	Santa Fe	9,750	60	0.52%		0.86%
	Alto Comahue	Neuquén	9,457	102	0.51%		1.47%
	Subtotal		338,904	1,656	18.16%		23.84%
Cencosud S.A.
	Subtotal		651,105	1,465	34.90	%(3)	21.08%
Other
Operators
	Subtotal		875,557	3,827	46.95%		55.10%
Total			1,865,566	6,948	100%		100%

(1) “GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the City of Buenos Aires.
(2) Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3) Includes supermarkets.

Source: Argentine Chamber of Shopping Centers.

Offices and Others Segment

We are engaged in the acquisition, development and management of office buildings and other rental properties in Argentina. In December 2014, we acquired 83,789 square meters of the Premium office portfolio from our parent IRSA, including República Building, Bouchard 710, Della Paolera 265, Intercontinental Plaza, Suipacha 652 and the land reserve “Intercontinental II” with potential for development of 19,600 square meters. As of June 30, 2015, we owned one rental office property of 95,002 sqm of gross leasable area. As a result, we consolidated a vehicle mainly aimed at developing and operating commercial rental properties in Argentina, with over 95 thousand square meters of gross leasable area of rental offices as of June 30, 2015. On September 10, 2015, we sold 5,963 square meters that represent seven floors of office space, 56 parking units and three storage units in the Intercontinental Plaza Buildings, for more information please see “Recent Developments”.

The following table shows certain information about our rental office and other properties segment as of June 30, 2015:

						Annual Accumulated Rental Income for the fiscal years Ps./000(4)
	Date of Acquisition	Gross Leasable Area(sqm) (1)	Occupancy(2)	Ownership Interest	Monthly Income (in thousands of Ps.) (3)	2015	2014	2013	Book Value (in thousands of Ps.)
Offices
República Building	12/22/2014	19,885	93.60%	100%	4,919	33,449	-	-	695,019
Torre Bankboston	12/22/2014	14,873	100.00%	100%	3,954	23,378	-	-	526,811
Intercontinental Plaza (7)	12/22/2014	22,535	100.00%	100%	-	29,628	-	-	388,446
Bouchard 710	12/22/2014	15,014	100.00%	100%	4,170	26,936	-	-	510,002
Suipacha 652/64	12/22/2014	11,453	96.70%	100%	1,385	8,384	-	-	123,212
Dot Building	11/28/2006	11,242	100.00%	80%	2,067	27,416	18,985	12,878	119,384
Subtotal Offices		95,002	98.30%	N/A	16,495	149,191	18,985	12,878	2,362,874
Other Properties
Nobleza Picardo (6)	05/31/2011	109,610	74.80%	50%	144	7,960	8,238	7,117	10,146
Other Properties (5)	N/A	35,855	46.00%	N/A	659	2,981	346	-	11,727
Subtotal Other Properties		145,465	67.70%	N/A	803	10,941	8,584	7,117	21,873
Total Offices and Other		240,467	79.80%	N/A	17,297	160,132	27,569	19,995	2,384,747

(1) Corresponds to the total leasable surface area of each property as of June 30, 2015. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of June 30, 2015.
(3) The lease agreements in effect as of June 30, 2015 were computed for each property.
(4) Corresponds to total consolidated lease agreements.
(5) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665 and Chanta IV.
(6) Through Quality Invest S.A.
(7) During September, 2015, we sold seven floors of Intercontinental Plaza, for more information please see “Recent Developments”.

Management of Office Buildings

We generally act as the manager of the office properties in which we own an interest. We typically own the entire building or a substantial number of floors in the building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on owned area). As building manager, we handle services such as security, maintenance and housekeeping, that are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that have not been not leased for we bear the cost. We market our leasable area through commissioned brokers or directly by us.

The following table shows the occupancy rate (1) of our offices for the fiscal years ended June 30, 2015, 2014 and 2013:

	Occupancy Rate(1)
	2015	2014	2013
Offices
República Building (2)	93.6%	94.0%	95.2%
Torre Bankboston (2)	100.0%	100.0%	100.0%
Intercontinental Plaza (2)	100.0%	100.0%	100.0%
Bouchard 710 (2)	100.0%	99.8%	100.0%
Suipacha 652/64 (2)	96.7%	100.0%	89.9%
DOT Building	100.0%	100.0%	100.0%
Total Offices	98.3%	98.7%	97.8%

(1)	Leased square meters pursuant to lease agreements in effect as of June 30, 2015, 2014 and 2013 over gross leasable area of offices for the same periods.
(2)	Properties acquired on December 22, 2014, from IRSA.

The following table shows average annual income per square meter for our offices during the fiscal years ended June 30, 2015, 2014 y 2013.

	Average annual income per square meter(1)
	2015(1)	2014(1)	2013(1)
	(Ps./sqm)
Offices
República Building	1,682	-	-
Torre Bankboston	1,572	-	-
Intercontinental Plaza (3)	1,315	-	-
Bouchard 710	1,794	-	-
Suipacha 652/64	732	-	-
DOT Building	2,439	1,689	1,146
Other(2)	75	32	63

(1)	Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal period.
(2)	Leasable square meters vary depending on availability for rent of land reserves (Nobleza Piccardo, Ferro etc.).
(3)	During September, 2015, we sold seven floors of Intercontinental Plaza, for more information please see “Recent Developments”.

Leases and Expirations

We typically lease our offices and other rental properties through lease agreements with an average term of three years, with the exception of a few five-year contracts. These contracts are renewable for two or three years at the tenant’s option, are generally denominated in U.S. Dollars and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

The following table shows certain information about our lease agreements as of June 30, 2015:

Property	Number of Agreements (1) (5)	Annual Rental Income (Ps.) (2)	Rental Income per sqm (New and Renewed) (3)	Previous Rental Income per sqm (3)	Number of non-renewed agreements	Non-renewed agreements Annual Base Rent Amount (Ps.) (4)
República Building	6	25,573,662	253.0	255.5	-	-
República Building	6	25,573,662	253.0	255.5	-	-
Bouchard 710	7	27,758,503	217.0	203.7	-	-
BankBoston Tower	2	6,299,975	225.7	253.6	-	-
Intercontinental Plaza (6)	11	29,179,941	173.0	145.0	-	-
Suipacha 652/64	1	480,280	34.6	-	-	-
DOT Building	-	-	-	-	-	-
Total	27	89,292,361	203.2	197.7	-	-

(1)	Includes new and renewed agreements signed during fiscal year 2015.
(2)	Lease agreements denominated in U.S. Dollars converted into Pesos at the exchange rate prevailing in the initial month of the agreement multiplied by 12 months.
(3)	Monthly value.
(4)	Agreements expressed in U.S. Dollars converted into Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5)	It does not include agreements relating to parking spaces, antennas or terrace space.
(6)	During September, 2015, we sold seven floors of Intercontinental Plaza, for more information please see “Recent Developments”.

The following table sets forth the schedule of estimated lease expirations for our offices and other properties for leases in effect as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminate their leases early (most tenants have renewal clauses in their leases):

Lease Agreements Expiration as of June 30,	Number of agreements to expire (1)	Square meters of leases to expire (sqm)	Square meter percentage of leases to expire (%)	Annual rental income amount of leases to expire (Ps.) (3)	Percentage of annual rental income amount of leases to expire
2015	21	36,077	11%	34.850.999	10%
2016	44	39,579	12%	101.818.807	30%
2017	61	70,084	22%	147.468.004	44%
2018 and subsequent years	26	171,372	54%	54.468.450	16%
Total (2)	152	317,111	100%	338,606,260	100%

(1)	Including vacant offices as of June 30, 2015. A single lease may be associated to one or more offices.
(2)	Include the base rent and does not reflect our ownership interest in each property.
(3)	The amount includes the annual base rent as of June 30, 2015 of agreements to expire.

A description of rental office properties is provided below:

República Building, City of Buenos Aires

This property was designed by the renowned Architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur, among others). It is a unique premium office building in downtown Buenos Aires and has approximately 19,885 gross leasable square meters and 178 parking spaces. The main tenants include Apache Energía, Estudio Beccar Varela, BASF Argentina S.A., ENAP Sipetrol Argentina S.A., Facebook Argentina SR.L. and BACS Banco de Crédito y Securitización S.A., among others.

Torre BankBoston, City of Buenos Aires

The BankBoston tower is a modern office building located at Carlos Maria Della Paolera 265 in the City of Buenos Aires. It was designed by the renowned Architect Cesar Pelli and has 27 floors and 60 parking spaces over 31,670 square meters of gross leasable area. We have a 47% ownership interest in the building. At the date hereof, our main tenants include Exxon Mobile and Kimberly Clark de Argentina, among other.

Intercontinental Plaza, City of Buenos Aires

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own a 61% interest in the building which has footage averaging 22,535 square meters of gross leasable area with 321 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agrícola (“CRESUD”), IRSA and Industrias Pugliese S.A., among others. During September, 2015, we sold seven floors of Intercontinental Plaza, for more information please see “Recent Developments”.

Bouchard 710, City of Buenos Aires

Bouchard 710 is an office building located in the Retiro district. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 165 units for car parking. Tenants are Sibille S.C. (KPMG) and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A., Chubb Argentina de Seguros S.A. and Booking.com S.A., among other. Its surface area averages 15,014 square meters of gross leasable area.

Suipacha 652/64, City of Buenos Aires

Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. We own the entire building and 62 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. The building’s principal tenants include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Director Empresarios (OSDE) and Tarshop S.A., among others. The average footage of the building is 11,453 square meters of gross leasable area.

Dot Building, City of Buenos Aires

Panamerican Mall S.A., our subsidiary, developed an office building of 11,242 square meters of gross leasable area next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant our arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include General Electric International Inc., Mallinckrodt Medical Arg. Limited, Carrier y Boston Scientific Argentina S.A, Astrazeneca S.A., Covidien S.A., among others.

Competition

Virtually all of our offices properties and other rental properties other than shopping centers are located in developed urban areas. There is a great number of office buildings, shopping centers, retail stores and residential houses in the zones where our properties are located. It is a highly fragmented market and the abundant number of comparable properties in the vicinities may have an adverse impact on the ability to lease or sell office space and other properties and may have an adverse impact on the sale and rental price of properties.

In the future, both domestic and foreign companies are likely to participate in the real estate development market in Argentina, hence competing with us when it comes to business opportunities. In addition, in the future we may participate in development of a market for foreign real property, and we are likely to find well-established competitors.

In the premium office segment, the Company competes with other relevant market players, such as RAGHSA S.A., Consultatio, Grupo Madero Este, Grupo Werthein, Grupo Farallón and YAR Construcciones.

Sales and Developments

This segment includes trading properties units to be received under barter agreements in force and land reserves of our portfolio. As of June 30, 2015, we own plots and properties strategically located in the City of Buenos Aires and in the provinces of Argentina with potential to develop new projects.

Residential Properties

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

Condominios del Alto I – City of Rosario, Province of Santa Fe

As consideration for the barter of parcel 2-G (totaling a surface area of 10,128 sqm for sale), in December 2011 Condominios del Alto transferred to us 15 apartments, for a total constructed area of 1,504.45 sqm (representing 14.85% of the total constructed area of such parcel) and 15 parking spaces (representing 15% of total parking spaces in such building). The project Condominios del Alto I is composed of two opposite building blocks, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 stories with parking spaces (98 units) in the basement. Condominios del Alto I amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment. As of June 30, 2015, the project has been completed and its units largely sold and one parking space is available for sale.

Condominios del Alto II –City of Rosario, Province of Santa Fe

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale) Condominios del Alto transferred to us 42 apartments, for a total constructed area of 3,188 sqm (representing 22% of the constructed area of such parcel) and 47 parking spaces (representing 22% of total parking spaces to be constructed in such building). The Condominios del Alto II project will be composed of two opposite building blocks, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. As of June 30, 2015, the works in parcel H have been completed and all the units subject to the barter have been received, with 13 parking spaces and two storage spaces available for sale.

Intangibles - Units to be received under barter agreements

Beruti Plot of Land – City of Buenos Aires. On October 13, 2010, we entered into an exchange agreement with TGLT S.A. (“TGLT”) in connection with a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and future residential apartments to be constructed by TGLT in such plot of land. The transaction value was agreed on US$18.8 million, of which US$10.7 million has already been paid. TGLT is currently building an apartment building with residential and commercial parking spaces, in which, in accordance with the terms of the agreement, TGLT will transfer to us (i) certain units to be determined, representing 17.33% of the aggregate surface of the residential space, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces, (iii) all the commercial parking spots in the future building. To ensure performance of the obligations assumed by TGLT under the deed of sale, a mortgage was granted in our favor.

An organization called “Asociación Amigos Alto Palermo” filed a write of relief in order to prevent the construction works and obtained a precautionary measure for the suspension of the construction works. The Contentious-Administrative and Tax Appellate Court for the City of Buenos Aires ordered the release of the precautionary measure that suspended the works. At present, the write of relief is in the discovery stage, and no judgment has been rendered in that regard. On December 4, 2013, the term for the delivery of the units involved was extended for 11 months and on November 4, 2014 a new 11 month extension was signed. On June 11, 2015 final judgment was rendered in favor of us and TGLT.

Conil – Avellaneda, Province of Buenos Aires. These plots of landface Alto Avellaneda shopping center, totaling 2,398 sqm distributed in two opposite corners and according to urban planning standards, around 6,000 sqm may be built. Its intended use, either through an own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in consideration of which the Company will receive 1,365 sqm of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. Consideration for block 95 will be delivered in January 2018 and consideration for block 99 will be delivered in September 2018. The barter was valued at US$0.7 million.

Future Developments

Mixed Uses:

Ex UOM- Luján, Province of Buenos Aires. This 115-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by CRESUD on May 31, 2008 from Birafriends S.A. for US$3 million. In May 2012, the Company acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. The Company is seeking to change the zoning parameters to enable the consummation of the project.

Ex Nobleza Piccardo Plant - San Martín, Province of Buenos Aires. On March 31, 2011, Quality Invest S.A. (our subsidiary in which we hold a 50% equity interest) and Nobleza Piccardo S.A.I.C. y F. (“Nobleza”) executed the title deed for the purchase of a plot of land extending over 160,000 square meters located in the District of San Martín, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments. The price for the property was US$33 million, 30% of which was paid at such time. A first-priority mortgage was created for the balance of the price on the property, in favor of Nobleza. The balance plus interest at a nominal annual rate of 7.5% on the outstanding balance were paid in full –principal plus interest- in March 2013, by advancing payments.

Simultaneously with the execution of the title deed the parties entered into a lease agreement whereby Nobleza leased the whole property to Quality Invest S.A. for a term of up to 36 months from May 2011. This lease agreement contained a clause providing for partial return of the property from the eighth month to the 14th month after the date of execution thereof. Prior to expiration, an extension was executed for two to six months due to expire in December 2012, and Quality Invest S.A. obtained rights to usufruct more than half the plot of land. The return of the remaining area set forth in the Agreement and due to occur in May 2014 was once again extended until December 31, 2014. On March 2, 2015 a Certificate was executed by Nobleza and Quality Invest S.A. for Full Return of the Property, and the contractual relationship between the parties came to an end.

On May 16, 2012 the Municipality of San Martin granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.

Pursuant to an Ordinance enacted on December 30, 2014, a process was initiated to obtain a rezoning permit for the plot of land to be used mainly for Commercial Purpose, which considerably expands the uses and potential buildable square meters through new urban indicators; such process is pending approval of the enacted Ordinance by the Government of the Province of Buenos Aires pursuant to a Decree.

As approved in the Ordinance, on January 20, 2015 Quality Invest S.A. entered into a Zoning Agreement with the Municipality of San Martin which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process.

Residential

Coto Residential Project. We own approximately 23,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. The Company and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby the Company acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood.

Neuquén Residential Complex – Neuquén, Province of Neuquén. Through Shopping Neuquén S.A., we own a plot of 13,000 sqm and a construction capacity of 18,000 sqm of residential properties in an area with significant potential. This area is located close to the recently inaugurated shopping center, the hypermarket recently opened and a hotel to be constructed in months to come.

Retail

Caballito Plot – City of Buenos Aires. This is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which the Company purchased in November 1997. This plot would allow developing a shopping center having 30,000 sqm, including a hypermarket, a cinema complex, and several recreation and entertainment activity areas. The legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property which already has the consent of the Executive Branch.

Dot Adjoining Plot – City of Buenos Aires. On May 3, 2012, the Government of the City of Buenos Aires, through the General Office of Zoning Interpretation (Dirección General de Interpretación Urbanística) approved, through a pre-feasibility study, the parcel subdivision of the Ex-Philips plot contingent upon the observance of the applicable building regulations in each of the resulting parcels. In addition, all the uses and parameters established under the municipal ordinance previously issued by the above mentioned authority are being observed.

On June 3, 2013, we were given notice that the Government of the City of Buenos Aires had approved the requested parcel subdivision of the ex-Philips plot. As a result, the property was divided into three parcels: 2 parcels of approximately 6,400 sqm and a parcel adjoining DOT Shopping of 15,900 sqm intended for the future expansion of the shopping center by 47,000 sqm.

Offices

Philips Adjoining Plots 1 and 2 – City of Buenos Aires. These two parcels of 6,400 sqm with construction capacity of 19,200 sqm each are significant land reserve jointly with a plot where the extension of Dot Baires Shopping is planned. As a result of major developments, junction of Av. General Paz and the Panamericana Highway has experienced a significant growth in recent years. The project of theses parcels will conclude the consolidation of this area.

Administration and Management of Shopping Centers

We manage and operate each of the shopping centers in which we have more than 50% ownership and in our Joint Venture in Nuevo Puerto Santa Fé S.A. (La Ribera Shopping). We charge tenants a monthly management fee, which varies from shopping center to shopping center, depending on the cost of administration and maintenance of the common areas and the administration of contributions made by tenants to fund promotional efforts for the shopping center. We charge a monthly management fee, paid prorated by the tenants, according to their particular lease rates. This management fee is a fixed amount in Alto Palermo, Alto Avellaneda, Abasto, Paseo Alcorta, Alto NOA, Dot Baires, Alto Rosario, Soleil Premium Outlet, Patio Bullrich, Distrito Arcos and Alto Comahue and a percentage of the common area maintenance expenses in Buenos Aires Design, Córdoba Shopping and Mendoza Plaza

During fiscal year ended June 30, 2015, we received the following amounts in monthly maintenance fees (in thousands):

•	Ps.376 in Alto Palermo,

•	Ps.347 in Alto Avellaneda,

•	Ps.405 in Abasto,

•	Ps.297 in Patio Bullrich,

•	Ps.146 in Alto Rosario,

•	Ps.123 in Paseo Alcorta,

•	Ps.245 in Dot Baires,

•	Ps.37 in Alto NOA,
•	Ps.76 in Soleil Premium Outlet,

•	Ps.55 in Distrito Arcos,

•	Ps.55 in Alto Comahue,

•	6% of the total amount of the common area maintenance expenses in Córdoba Shopping,

•	10% of the total amount of the common area maintenance expenses in Buenos Aires Design,

•	5% of the total amount of the common area maintenance expenses in Mendoza Plaza, and

•	5% of the total amount of the common area maintenance expenses in La Ribera Shopping.

Our total revenues from management fees during the fiscal year ended June 30, 2015, June 30, 2014 and June 30, 2013, were approximately Ps. 25.7 million, Ps. 22.6 million and Ps. 17.9 million, respectively.

Principal Terms of our Leases

Under the Argentine Civil and Commercial Code (which became effective on August 1,2015) lease terms may not exceed fifty years, except for leases regulated by Law No.25,248. Generally, terms in our lease agreements go from three to ten years.

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

The rent consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 18% and 24% on an annual and cumulative basis from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.

In addition to rent, we charge most of our tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments, which range between three and six. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without our consent.

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

We carry out promotional and marketing activities to increase attendance to our shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by us. Every month, tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. We may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

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

Control Systems

We have computer systems to monitor tenants’ sales (except stands) in all of our shopping centers. We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. We use the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Abasto, Alto Rosario, Alto NOA, Dot Baires Shopping, Córdoba Shopping, Soleil Premium Outlet, La Ribera Shopping, Mendoza Plaza, Distrito Arcos and Alto Comahue contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

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

Currently, Argentine law does not specifically regulate shopping center lease agreements. Since our shopping center leases generally differ from ordinary commercial leases, we have created provisions which govern the relationship with our shopping center tenants.

Leases

Argentine law imposes certain restrictions on property owners, including:

• a prohibition to include automatic price adjustment clauses based on inflation increases in lease agreements; and

• the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement requires a shorter term.

In addition, there are contradictory court rulings with respect to whether the rent price can or cannot be increased during the term of the lease agreement. For example, Section 10 of the Public Emergency Law prohibits the adjustment of rent under lease agreements subject to official inflation rates, such as the consumer price index or the wholesale price index. Most of our lease agreements have incremental rent increase clauses that are not based on any official index. As of the date of this annual report no tenant has filed any legal action against us challenging incremental rent increases, but we cannot assure that such actions will not be filed in the future and, if any such actions were successful, that they will not have an adverse effect on our company.

Under the Argentine Civil and Commercial Code (which became effective on August 1,2015) lease terms may not exceed fifty years, except for leases regulated by Law No.25,248 (which provides that real estate leases containing purchase options–leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

The Argentine Civil and Commercial Code provides that tenants may rescind lease agreements earlier after the first six months of the effective date. Such rescission is subject to penalties which range from one to one and a half months of rent. If the tenant rescinds during the first year of the lease the penalty is one and a half month’s rent and if the rescission occurs after the first year of lease the penalty is one month’s rent.

The Argentine Civil and Commercial Code, among other rules, repealed the Urban Lease Law (No.23,091), which provided for a rule similar to the one described above, but established the obligation to give at least 60 days’ prior notice of exercise of the unilateral right to termination by the tenant. There are no court rulings yet with respect to the new regulations related to: (i) unilateral right to termination by tenant; i.e. whether the parties may waive the tenant’s right to terminate the agreement unilaterally; or in relation to (ii) the possibility of establishing a penalty different from the penalty described above in the event of termination.

While current Argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” upon lessees’ failure to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the formalities of debt instrument itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a notice be given to the tenant demanding payment of the amounts due in the event of breach prior to eviction, of no less than ten days for leases for residential purposes, and establishes no limitation or minimum notice for leases for other purposes. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Development and Use of the Land

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building, occupation and environmental regulations. In the city of Buenos Aires, where the vast majority of our real estate properties are located, the Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

Buenos Aires Building Code. The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the city of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to assure compliance therewith.

We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

Sales and Ownership

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No.14,005, as amended by Law No.23,266 and Decree No.2015/85, imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

•
The registration of the intention to sell the property in subdivided plots with the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regard to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the division.

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

Buildings Law. Buildings Law No.19,724 (Ley de Pre horizontalidad) was repealed by the new Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to build units or units to be built, the owner is required to purchase insurance in favor of prospective purchasers against the risk of frustration of the operation pursuant to the agreement for any reason. A breach of this obligation prevents the owner from exercising any right against the purchaser–such as demanding payment of any outstanding installments due – unless he/she fully complies with their obligations, but does not prevent the purchaser from exercising its rights against seller.

Protection for the Disabled Law. The Protection for the Disabled Law No.22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided for.

Buildings constructed before the enforcement of the Protection for the Disabled Law must be adapted to provide accesses, transit pathways and adequate facilities for mobility-impaired individuals.

Those pre-existing buildings, which due to their architectural design may not be adapted to the use by mobility-impaired individuals, are exempted from the fulfillment of these requirements.

The Protection for the Disabled Law provides that residential buildings must ensure access by mobility impaired individuals to elevators and aisles. Architectural requirements refer to pathways, stairs, ramps and parking.

Other Regulations

Consumer Relationship. Consumer or End User Protection. The Argentine Constitution expressly establishes in Article 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No.24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

The Consumer Protection Law, and the applicable sections of the Argentine Civil and Commercial Code are intended to regulate the constitutional right conferred under the Constitution on the weakest party of the consumer relationship and prevent potential abuses deriving from the stronger bargaining position of vendors of goods and services in a mass-market economy where standard form contracts are widespread.

As a result, the Consumer Protection Law and the Argentine Civil and Commercial Code deem void and unenforceable certain contractual provisions included in consumer contracts entered into with consumers or end users, including those which:

• deprive obligations of their nature or limit liability for damages;

• imply a waiver or restriction of consumer rights and an extension of seller rights; and

• impose the shifting of the burden of proof from the consumer to the seller in order to protect the consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party was entitled, including closing down of establishments for a term of up to 30 days.

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as the individuals or legal entities that acquire or use goods or services free of charge or for a price for their own final use or benefit or that of their family or social group. In addition, both laws provide that those who though not being parties to a consumer relationship as a result thereof acquire or use goods or services, for consideration or for non-consideration, for their own final use or that of their family or social group are entitled to such protection rights in a manner comparable to those engaged in a consumer relationship.

In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The Argentine Civil and Commercial Code defines a consumer agreement as such agreement that is entered into between a consumer or end user and an individual or legal entity that acts professionally or occasionally either with a private or public company that manufactures goods or provides services, for the purpose of acquisition, use or enjoyment of goods or services by consumers or users for private, family or social use.

It is important to point out that the protection under the laws afforded to consumers and end users encompasses the entire consumer relationship process (from the offering of the product or service) and it is not only based on a contract, including the consequences thereof.

In addition, the Consumer Protection Law establishes a joint and several liability system under which for any damages caused to consumers, if resulting from a defect or risk inherent in the thing or the provision of a service, the producer, manufacturer, importer, distributor, supplier, seller and anyone who has placed its trademark on the thing or service shall be liable.

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

Pursuant to Resolution No.104/05 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Economy, Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur’s Common Market Group which requires that those who engage in commerce over the Internet (E-Business) shall disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress Law No.26,993. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC) and the Consumer Relationship Audit, and a number of courts assigned to resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount so claimed should not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The administrative system known as Preliminary Conciliation Service for Consumer Relationships (COPREC) is currently in full force and effect. However, the court system (fuero judicial nacional de consumo) is not in force yet, therefore, any court claims should be currently filed with the existing applicable courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system referred to above, without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law. Law No.25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business of the companies concerned exceeds in Argentina the amount of Ps.200.0 million, in such case the respective concentration should be submitted for approval to the CNDC. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps. 20.0 million each are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected by the companies concerned during the prior 12-month period exceed in the aggregate Ps. 20.0 million or Ps. 60.0 million in the last 36 months, these transactions must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed Ps. 200.0 million, we should give notice to the CNDC of any concentration provided for by the Antitrust Law.

Credit Card Law. Law No.25,065, as amended by Law No.26,010 and Law No.26,361, governs certain aspects of the business activity known as “credit card system.” Regulations impose minimum contract contents and approval thereof by the Argentine Ministry of Industry, as well as limitations on chargeable interest by users and commissions charged by the retail stores that adhere to the system. The Credit Card Law applies both to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop. Pursuant to Communication “A” 5477 issued by the Argentine Central Bank, loans granted under credit cards by non-financial entities cannot exceed 25% of the monthly interest rate published by the Central Bank for loans to individuals without security interests.

Environment. Our activities are subject to a number of national, provincial and municipal environmental provisions.

Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No.25,675. Such law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No.25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

In addition, the CNV Rule require the obligation to report to the CNV any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The new Argentine Civil and Commercial Code has entered into force on August 1, 2015. As a consequence, we are still in the process of analyzing together with our legal advisors the impact of this new legislation in the operations of our business. It has introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Argentine Civil and Commercial Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and the rights with a collective impact in general.

For additional information see “Item 3 (d). Risk Factors - Risk relating to our Business - Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

 C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2015:

Subsidiary	Activity	Country of incorporation	Ownership percentage	Voting power percentage (1)	Percentage of our total net revenues
Arcos del Gourmet S.A.	Real estate commercial	Argentina	90%	90%	0.1%
Fibesa S.A.	Real estate agent	Argentina	97%	97%	2.8%
Emprendimiento Recoleta S.A.	Building	Argentina	54%	54%	2.1%
Shopping Neuquén S.A.	Development of undertakings	Argentina	99%	99%	0.0%
Panamerican Mall S.A.	Real estate investments	Argentina	80%	80%	11.9%
Torodur S.A.	Investments	Uruguay	100%	100%	0.0%

(1)	Percentage of equity interest has been rounded. It does not contemplate irrevocable capital contributions.

D. Property, Plant and Equipment

Our properties include shopping centers, office buildings and land reserves for the construction of shopping centers or apartment buildings. All of our properties are located in Argentina.

The following table sets forth certain information about our owned properties:

Property	Location	Encumbrance
Shopping center portfolio
Alto Palermo	City of Buenos Aires, Argentina	-
Abasto	City of Buenos Aires, Argentina	-
Alto Avellaneda	Avellaneda, Province of Buenos Aires, Argentina	-
Paseo Alcorta	City of Buenos Aires, Argentina	-
Patio Bullrich	City of Buenos Aires, Argentina	-
Alto NOA	City of Salta, Argentina	-
Buenos Aires Design	City of Buenos Aires, Argentina	-
Alto Rosario	City of Rosario, Argentina	-
Mendoza Plaza	City of Mendoza, Argentina	-
Córdoba Shopping – Villa Cabrera (1)	City of Córdoba, Argentina	Antichresis
Dot Baires Shopping	City of Buenos Aires, Argentina	-
Soleil Premiun Outlet (2)	San Isidro, Province of Buenos Aires, Argentina	-
Patio Olmos (3)	City of Córdoba, Argentina	-
Alto Comahue (5)	City of Neuquén, Argentina	-
Distrito Arcos (6)	City of Buenos Aires, Argentina	-
Ocampo parking space	City of Buenos Aires, Argentina	-
Office buildings and other rental properties portfolio
Abasto offices	City of Buenos Aires, Argentina	-
Alto Palermo Shopping Annex	City of Buenos Aires, Argentina	-
Dot Building	City of Buenos Aires, Argentina	-
Anchorena 665	City of Buenos Aires, Argentina	-
Zelaya 3102	City of Buenos Aires, Argentina	-
Suipacha 664	City of Buenos Aires, Argentina	-
Bouchard 710	City of Buenos Aires, Argentina	-
Intercontinental building	City of Buenos Aires, Argentina	-
República building	City of Buenos Aires, Argentina	-
Della Paolera 265	City of Buenos Aires, Argentina	-
Plots of land
Building annexed to DOT	City of Buenos Aires, Argentina	-
Caballito – Ferro (4)	City of Buenos Aires, Argentina	-
Luján plot of land	City of Luján, Argentina	-
Intercontinental plot of land Tower B	City of Buenos Aires, Argentina	-

(1)
Included in Investment Properties is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of antichresis as a result of a financial debt held by Empalme (merged with SAPSA. From January 1, 2009 onwards) with NAI INTERNACIONAL II Inc. The total amount of the debt was Ps. 3.3 million as of June 30, 2015.

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

(5)	On March 17, 2015, opened “Alto Comahue” Shopping Center in the city of Neuquén, in the Argentine Patagonia.

(6)	On December 18, 2014, inaugurated "Distrito Arcos" Shopping Center. Distrito Arcos, situated in Palermo neighborhood, in the Autonomous City of Buenos Aires.

Our central administration is located on the different floors of Intercontinental Plaza building, located at 877 Moreno in the Autonomous City of Buenos Aires, owned by us from the acquisition date on December 22, 2014. We consider that all our facilities are appropriate for our current needs and suitable for their intended uses.

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

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2015, 2014 and 2013 relate to the fiscal years ended June 30, 2015, 2014 and 2013, respectively.

For more information please see Note 38 to our Audited Consolidated Financial Statements, “Foreign currency assets and liabilities”.

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

We believe the most critical accounting policies and significant areas of judgment and estimation are in:

•	Impairment testing of goodwill and non-current assets other than goodwill

•	Determination of the fair value of financial instruments

•	Allowances

•	Taxation

•	Business combinations

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

Taxation

We are subject to income taxes in numerous jurisdictions. Our tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of our total tax charge necessarily involves a degree of estimation and judgment in respect of certain items whose tax treatment may not be always determined with certainty due to interpretation. The final resolution of some of these items may give rise to material profits, losses and/or cash flows. The complexity of our structure makes the degree of estimation and judgment more challenging. The resolution of issues may not always be within our control and may depend on the efficiency of legal action, if necessary. Issues can, and often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the tax charge in the Consolidated Statements of comprehensive income and tax payments.

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

The amounts recognized in the Audited Consolidated Financial Statements in respect of each matter are derived from our best estimate and judgment as described in Note 5 to the Audited Consolidated Financial Statements.

Business combinations

Business combinations are accounted for using the acquisition method. Accounting for business combinations requires the determination of the fair value of the various assets and liabilities of the acquired business. The Company uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. These assumptions may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

The Company has elected to recognize acquisition of assets or group of assets carried out between entities under common control who also qualify as “Business Combination” according to IFRS 3, using the acquisition method.

Overview

We are one of the largest owners and managers of shopping centers and office and other commercial properties in Argentina in terms of gross leasable area and number of rental properties. As of June 30, 2015, our total assets were Ps.6,344.7 million, and our shareholders’ equity was Ps.1,143.1 million. Our operating income for the fiscal years ended June 30, 2014 and June 30, 2015, was Ps.951.4 million and Ps.1,348.4 million, respectively.

We own and operate 15 shopping centers in Argentina, seven of which are located in the City of Buenos Aires, two of which are located in the greater Buenos Aires metropolitan area, and six are located in important cities in the Argentine provinces of Salta, Santa Fe, Mendoza, Córdoba and Neuquén. We also own certain properties for future development in Buenos Aires and several provincial cities.

On December 22, 2014, we acquired from our controlling shareholder, IRSA, 83,789 m2 of premium office space including the República Building, the Bouchard 710 building, the Della Paolera 265 building, the Intercontinental Plaza Building, the Suipacha 652 building and the land reserve “Intercontinental II” with potential to develop up to 19,600 square meters, each located in the City of Buenos Aires, to implement our objective of expanding our business of developing and operating commercial properties in Argentina and to create a unique and unified portfolio of rental properties consisting of the best office buildings in the city of Buenos Aires and the best shopping centers in Argentina. The total value of the transaction was US$308.0 million, based on third party appraisals.

Argentine Macroeconomic Environment

Substantially all of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon the economic conditions prevailing in Argentina.

The table below shows Argentina’s GDP growth, inflation, Dollar exchange rates and the appreciation (devaluation) of the Peso against the U.S. Dollar for the indicated periods.

	Fiscal year ended June 30,
	2015	2014	2013
GDP growth	1.2%	0.0%	5.5%
Inflation (IPIM) (1)	13.6%	27.7%	13.5%
Inflation (CPI) (2)	14.0%	15.0% (4)	10.5%
Appreciation (depreciation) of the Peso against the U.S. Dollar	(12.0%)	(50.6%)	(19.1%)
Average exchange rate per US$1.00 (3)	Ps.8.6098	Ps.6.9333	Ps.4.9339

(1)	IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production.
(2)	CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production.
(3)	Represents average of the selling and buying exchange rate.
(4)
Since January 2014, the Argentine government established IPCNu, which more broadly reflects consumer prices by considering price information from the 23 provinces of Argentina and the City of Buenos Aires. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes into account the six-month period after the new consumer price index was introduced.

Sources: INDEC, Argentine Ministry of Economy and Production, Banco de la Nación Argentina.

According to the IMF, Argentina’s growth projections for 2015 show that GDP expected to contract by 0.3%. This decrease is based largely on the mismatch in the balance of payments and deterioration in the availability of external financing due largely to the poor state of negotiations with the holdouts of Argentina’s sovereign bonds.

Consumption continues to be the main driver of economic activity: sales in shopping centers and supermarkets grew 33.3% and 26.1%, respectively, in nominal terms as of June 2015 compared with the same period of 2014, mainly due to higher salaries in nominal terms.

Argentine GDP grew 1.2% during fiscal year 2015, compared to stagnation in fiscal year 2014. Consumption was the primary driver of economic activity, as shopping center sales grew 36.6% as of August 2015, compared to June 2014, driven by the increase in nominal salaries. As of June 2015, the unemployment rate was at 6.6% of the country’s economically active population, a year on year decrease of 12 percentage points.

Argentina’s country risk, measured by the Emerging Market Bond Index, decreased 93 basis points for the 12 months ended June 30, 2015, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 631 points in June 2015, compared to 304 paid by Brazil and 194 paid by Mexico.

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

Effects of inflation

From 1997 until the end of 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, based on information published by the INDEC, which is dependent on the Argentine Ministry of Economy and Production:

Fiscal Year ended June 30	Consumer Price Index(1)		Wholesale Price Index
2002	28.4%		88.2%
2003	10.2%		8.1%
2004	4.9%		8.6%
2005	9.0%		7.7%
2006	11.0%		12.1%
2007	8.8%		9.4%
2008	9.3%		13.8%
2009	5.26%		5.4%
2010	11.0%		15.2%
2011	9.67%		12.5%
2012	9.90%		12.8%
2013	10.5%		13.5%
2014 (from January 2014)	15.0	% (1)	27.7%
2015	15.0%		13.4%

(1)
In January 2014 the Argentine government established IPCNu, which more broadly reflects consumer prices by considering price information from the 23 provinces of Argentina and the City of Buenos Aires. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes into account the six month period starting on January 1, 2014.

Continuing increases in inflation are likely to have an adverse effect on our operations. Additionally, the minimum lease amounts paid by tenants in our shopping centers are generally adjusted in accordance with the CER, an inflation index published by the Central Bank. Although higher inflation rates in Argentina may increase the minimum lease amount, given that tenants tend to pass on any increases in their own expenses to consumers, higher inflation may lead to increased sale prices charged by tenants for their products, which will ultimately reduce their sales volumes and consequently the portion of rent we receive based on their total sales.

Since the INDEC modified its methodology used to calculate the consumer price index in January 2007, there have been concerns about the accuracy of Argentina’s official inflation statistics, which led to the creation of the IPCNu in February 2014 in order to address the quality of official data. However, despite the changes adopted by the INDEC to the measurement procedure with the IPCNu, there are still some differences between the figures resulting from this indicator and those recorded by private consultants, the Argentinian Congress and the provincial statistic agencies. See “Risk Factors—There are concerns about the accuracy of Argentina’s official inflation statistics.”

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During summer holidays (January and February) our tenants’ sales typically reach their minimum level, whereas during winter holidays (July) and in December (Christmas) they reach their maximum level. Tenants selling clothes generally change their collections in spring and autumn, positively affecting our shopping centers’ sales. Sales at discount prices at the end of each season are also one of the main seasonal factors affecting our business.

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

During fiscal year 2015 and 2014, Argentina’s Peso devalued against the U.S. Dollars and other currencies by approximately 12% and 51%, respectively, which causes an impact on the comparability of the figures disclosed in the Audited Consolidated Financial Statements stemming from exposure to the exchange rate detailed in Note 4 to our Audited Consolidated Financial Statements.

Factors Affecting Comparability of our Results

Devaluation of the Peso

During fiscal year 2014, Argentina’s Peso devalued against the US Dollars and other currencies by approximately 51%, which caused an impact on the comparability of our results of operations for the year ended June 30, 2014 to our results of operations for the year ended June 30, 2013, primarily in our revenues from office rentals and our net assets and liabilities denominated in foreign currency. The devaluation affected assets and liabilities denominated in foreign currency, this effect is exposed in our financial results, net, of the income statement.

Our Shopping Centers in Argentina

For the years ended June 30, 2015, 2014, 2013 and 2012, we had the same shopping centers portfolio with the exception of (i) Distrito Arcos, an outlet with a variety of premium brands, which opened in December 2014, (ii) our 50% of the equity interest of Nuevo Puerto Santa Fe S.A., owner of “La Ribera Shopping” mall, which opened on August 2011 and (iii) Shopping Neuquén, which opened in March 2015.

Our Recent Acquisition of Office Buildings and Land Reserves from IRSA

On December 22, 2014, we acquired from our controlling shareholder, IRSA, 83,789 m2 of premium office space including the República Building, the Bouchard 710 building, the Della Paolera 265 building, the Intercontinental Plaza Building, the Suipacha 652 building and the land reserve “Intercontinental II” with potential to develop up to 19,600 square meters, each located in the City of Buenos Aires. As a result of this acquisition, as of June 30, 2015, we had a total of 333,911 square meters in 15 shopping centers, 95,002 square meters in six premium offices and an important land bank for future commercial developments. As a result of this, our historical results of operations are not likely to be representative of our future results of operations.

Business Segment Reporting

We are required to disclose segment information in accordance with IFRS 8, which requires that we report financial and descriptive information about our reportable segments. Operating segments are components of our business about which separate financial information is available that is evaluated regularly by our Executive Board, in order to allocate resources and assess performance. The discussion below should be read in conjunction with our disclosure provided in Note 6 to our Audited Consolidated Financial Statements incorporated by reference herein.

We operate our business through four different segments:

•
Our “Shopping Centers” segment includes the results of operations from the commercial use and development of shopping centers, mainly derived from the lease and the provision of services related to the lease of retail stores and other space in our shopping centers.

•	Our “Offices and Others” segment includes the results of operations from the lease of offices and other rental properties and the provision of services related to this activity.

•	Our “Sales and Developments” segment includes the results of operations from the sales of land and/or properties for sale and those originated in their development and maintenance.

•
Our “Financial Operations and Others” segment includes the results of operations from financing activities developed through Tarshop S.A., the residual transactions of consumer financing from Apsamedia (the successor to Metroshop, which was merged with our operations on June 30, 2013) and the results of e-commerce activities of Associate Avenida Inc.

Below is a summary of our business segments for each of the periods indicated.

	Fiscal year ended June 30, 2015
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	1,778,310	160,132	6,616	147	1,945,205
Costs	(264,771)	(74,752)	(4,947)	(56)	(344,526)
Gross profit	1,513,539	85,380	1,669	91	1,600,679
Gain from disposal of investment properties	-	-	126,686	-	126,686
General and administrative expenses	(136,151)	(2,960)	-	-	(139,111)
Selling expenses	(112,824)	(5,505)	(254)	(380)	(118,963)
Other operating results, net	(48,565)	(58,340)	-	8,759	(98,146)
Profit from operations	1,215,999	18,575	128,101	8,470	1,371,145
Share of (loss) / profit of associates and joint ventures	-	(2,563)	-	10,740	8,177
Segment profit Before Financing and Taxation	1,215,999	16,012	128,101	19,210	1,379,322
Investment properties	1,703,344	2,368,155	194,782	-	4,266,281
Property, plant and equipment	48,345	61,649	-	-	109,994
Trading properties	-	-	11,721	-	11,721
Goodwill	1,323	3,911	-	-	5,234
Right to receive units ("Barters")	-	-	38,281	-	38,281
Inventories	15,711	-	-	-	15,711
Investments in associates and joint ventures	-	20,746	-	35,934	56,680
Operating assets (ii)	1,768,723	2,454,461	244,784	35,934	4,503,902

	Fiscal year ended June 30, 2014
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	1,383,008	27,569	51,917	574	1,463,068
Costs	(267,728)	(9,753)	(10,916)	(373)	(288,770)
Gross profit	1,115,280	17,816	41,001	201	1,174,298
Gain from disposal of investment properties	-	-	308	-	308
General and administrative expenses	(101,538)	(253)	-	(55)	(101,846)
Selling expenses	(73,427)	(817)	(3,851)	110	(77,985)
Other operating results, net	(43,743)	-	13,390	54	(30,299)
Profit from operations	896,572	16,746	50,848	310	964,476
Share of loss of associates and joint ventures	-	(885)	-	(18,500)	(19,385)
Segment profit Before Financing and Taxation	896,572	15,861	50,848	(18,190)	945,091
Investment properties	1,655,241	166,288	35,572	-	1,857,101
Property, plant and equipment	20,455	3,196	-	-	23,651
Trading properties	-	-	9,539	-	9,539
Goodwill	1,829	3,911	-	-	5,740
Right to receive units ("Barters")	9,264	-	23,608	-	32,872
Inventories	10,625	-	-	-	10,625
Investments in associates and joint ventures	-	23,208	-	33,680	56,888
Operating assets (ii)	1,697,414	196,603	68,719	33,680	1,996,416

	Fiscal year ended June 30, 2013
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	1,100,377	19,995	4,262	1,203	1,125,837
Costs	(212,877)	(8,362)	(3,480)	(907)	(225,626)
Gross profit	887,500	11,633	782	296	900,211
Gain from disposal of investment properties	-	-	236	-	236
General and administrative expenses	(67,597)	(218)	-	(250)	(68,065)
Selling expenses	(58,908)	(895)	(625)	(1,588)	(62,016)
Other operating results, net	(41,683)	(40)	-	2,377	(39,346)
Profit from operations	719,312	10,480	393	835	731,020
Share of (loss) / profit of associates and joint ventures	-	(2,514)	-	2,540	26
Segment profit Before Financing and Taxation	719,312	7,966	393	3,375	731,046
Investment properties	1,586,752	105,594	35,158	-	1,727,504
Property, plant and equipment	17,385	2,896	-	-	20,281
Trading properties	-	-	7,644	-	7,644
Goodwill	1,829	3,911	-	-	5,740
Right to receive units ("Barters")	9,264	-	30,959	-	40,223
Inventories	10,002	-	-	-	10,002
Investments in associates and joint ventures	-	23,385	-	39,139	62,524
Operating assets (ii)	1,625,232	135,786	73,761	39,139	1,873,918

(i)	Our revenues are entirely originated in Argentina.
(ii)	All of our assets included in the segment are located in Argentina.

Our shopping centers, offices and other rental properties, and trading properties, are located in Argentina.

The operating income from the joint ventures Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint ventures is reported in the Consolidated Statements of Comprehensive Income line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the Consolidated Statements of Comprehensive Income. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

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

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the Company’s segment reporting structure are based on the IFRS principles adopted in the Audited Consolidated Financial Statements, except for the Company’s share of profit or loss of joint ventures as discussed above. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

  Starting in the last quarter of the 2015 fiscal year, the Company modified the presentation of the income statement with respect to the financial information by segments, for better alignment and consistency with the current business vision and metrics used by the CODM and how they consider and analyse segment information for purposes of assessing operating performance by segment. This change in segment information presentation affected the presentation of information relating to the shopping centers and offices segments. This revised form of presentation excludes from the income statement by segment the common maintenance expenses and expenses relating to the collective promotion fund as well as any revenues relating to the recovery of such expenses. Only the surplus or deficit represented by the net amount between such expenses and related revenues is included in the income statement by segment.

The Company has applied this revised form of presentation of the information by segments in the comparative discussion of the results of operations for the fiscal years included below.

  The following tables present reconciliation between the total results of operations corresponding to segment information and the results of operations as per the Consolidated Statement of Comprehensive Income. The adjustments are related to the presentation of the results of joint ventures on an equity-accounted basis under IFRS.

	June 30, 2015
	Total Segment reporting	Adjustment for expenses and collective promotion fund	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	As per Statement of Comprehensive Income
Revenue	1,945,205	833,905	(21,029)	-	2,758,081
Costs	(344,526)	(847,980)	9,438	-	(1,183,068)
Gross Profit / (Loss)	1,600,679	(14,075)	(11,591)	-	1,575,013
Gain from disposal of investment properties	126,686	-	-	-	126,686
General and administrative expenses	(139,111)	-	404	108	(138,599)
Selling expenses	(118,963)	-	1,280	-	(117,683)
Other operating results, net	(98,146)	-	1,212	(108)	(97,042)
Profit / (Loss) from Operations	1,371,145	(14,075)	(8,695)	-	1,348,375
Share of profit of associates and joint ventures	8,177	-	6,408	-	14,585
Segment Profit / (Loss) before Financing and Taxation	1,379,322	(14,075)	(2,287)	-	1,362,960

	June 30, 2014
	Total Segment reporting	Adjustment for expenses and collective promotion fund	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	As per Statement of Comprehensive Income
Revenue	1,463,068	667,824	(17,518)	(360)	2,113,014
Costs	(288,770)	(675,226)	7,398	360	(956,238)
Gross Profit (loss)	1,174,298	(7,402)	(10,120)	-	1,156,776
Gain from disposal of investment properties	308	-	-	-	308
General and administrative expenses	(101,846)	-	293	108	(101,445)
Selling expenses	(77,985)	-	1,131	-	(76,854)
Other operating results, net	(30,299)	-	3,020	(108)	(27,387)
Profit (loss) from Operations	964,476	(7,402)	(5,676)	-	951,398
Share of (loss) / profit of associates and joint ventures	(19,385)	-	5,850	-	(13,535)
Segment Profit / (loss) before Financing and Taxation	945,091	(7,402)	174	-	937,863

	June 30, 2013
	Total Segment reporting	Adjustment for expenses and collective promotion fund	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	As per Statement of Comprehensive Income
Revenue	1,125,837	525,649	(14,075)	-	1,637,411
Costs	(225,626)	(531,140)	6,901	-	(749,865)
Gross Profit / (Loss)	900,211	(5,491)	(7,174)	-	887,546
Gain from disposal of investment properties	236	-	-	-	236
General and administrative expenses	(68,065)	-	237	108	(67,720)
Selling expenses	(62,016)	-	1,190	-	(60,826)
Other operating results, net	(39,346)	-	1,876	(108)	(37,578)
Profit / (Loss) from Operations	731,020	(5,491)	(3,871)	-	721,658
Share of profit / (loss) of associates and joint ventures	26	-	(628)	-	(602)
Segment Profit / (Loss) before Financing and Taxation	731,046	(5,491)	(4,499)	-	721,056

Income/ (loss) from interests in joint ventures:

As mentioned in Note 2.3.e) to our Audited Consolidated Financial Statements as of and for the years ended June 30, 2015 and 2014, the income / (loss) from our joint ventures NPSF and Quality Invest are accounted under the equity method in "Share of profit/(loss) of associates and joint ventures" of our consolidated statements of comprehensive income.

However, as explained in Note 6 to our Audited Consolidated Financial Statements as of and for the years ended June 30, 2015 and 2014, the operating results from these two joint ventures are accounted using the proportionate consolidation method on information by segments. Such method shows results from joint ventures in the Consolidated Statement of Comprehensive Income by Segments line by line and not in a single line as required by IFRS. The operating results from our joint ventures are allocated to each segment based on the nature of the operations that generate such results.

In addition, the information by segments contemplates certain inter-segment operations between related parties that were eliminated from the Consolidated Statement of Comprehensive Income but which represent genuine revenues and/or costs of each segment. Such operations mainly include lease of spaces and management fees. The operating income (loss) from our joint ventures is allocated to each business segment based on the nature of the operations that generate such results.

Comparison of Information

Shopping centers

During the years ended June 30, 2014 and 2013 we maintained the same portfolio of operating shopping centers. During fiscal year 2015 we inaugurated two new shopping centers: “Distrito Arcos,” located in the neighborhood of Palermo, City of Buenos Aires, in December 2014 and “Alto Comahue,” located in the City of Neuquén, Argentine Patagonian region, in March 2015. Income from these new developments since their respective opening to June 30, 2015 was Ps. 22.9 million and Ps. 11.7 million respectively.

Offices and others

During the years ended on June 30, 2014 and 2013 we maintained the same portfolio of offices and other rental properties except for the acquisition, in November 2012, of an indirect 25% interest in La Rural (through EHSA), which holds the usufruct agreement of Predio Ferial de Palermo in the City of Buenos Aires. The result of the interest accounted under the equity method in the Consolidated Statement of Comprehensive Income and the information by segments within the Offices and others segment was not significant for the years ended June 30, 2014 and 2013.

During the fiscal year 2015, the Offices and Other segment was affected by the acquisition –in December 2014- of five new buildings from our parent IRSA. This represented the addition of 83,789 square meters in offices including República Building, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” land reserve.

Revenues from these assets have been recognized in Statement of Comprehensive Income and in the Offices and Others segment for Ps. 121.8 million.

Subsequently, during June 2015, nine offices floors related to the Intercontinental Plaza building were sold. As this transaction closed in the last month of the fiscal year, there is no significant effect in the statement of comprehensive income and in the Offices and Others segment.

Financial operations and others

 During fiscal year 2014, we acquired an indirect 25.81% interest in Avenida Compras S.A. (through Torodur S.A. and Avenida Inc.), a company that is mainly engaged in e-business. The result of the interest accounted for under the equity method of this investment, which is recorded both in the income statement and the information by segments within the Financial Transaction and Other segment, was not significant for the fiscal year 2014.

In addition, during fiscal years 2014 and 2013, the operating income (loss) from the Financial Transactions and Other segment was affected by a gradual decline in consumer financing from the Company.

During fiscal year 2015, the income (loss) from this segment was affected by different transactions performed by the Company in relation to the investment in Avenida, including the exercise of warrants, a dilution of a portion of our share interest in this company in view of the entry of a new investor and the sale of 5% of our shareholding. As a result of these transactions and due to a reduction in the Company’s share interest in this company, we ceased to recognize our investment as an investment in an associate and after the second quarter of this last year we started to recognize it as a financial asset recorded at fair value.

In addition, during fiscal years 2015 and 2014, the operating income (loss) from the Financial Transactions and Other segment was affected by a gradual decline in consumer financing from the Company.

Results of Operations for the fiscal years ended June 30, 2015 and 2014

Revenues

	Fiscal Year 2015
Revenues	Income Statement (2)	Common Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
	Ps.	Ps.	Ps.	Ps.	Ps.
Shopping Centers	2,570.8	(805.6)	13.1	-	1,778.3
Offices and Others	180.4	(28.3)	8.0	-	160.1
Sales and Developments	6.6	-	-	-	6.6
Financial Operations and Others	0.1	-	-	-	0.1
Total revenues	2,758.1	(833.9)	21.0	-	1,945.2

(1) As per Note 6 to our Audited Consolidated Financial Statements.
(2) Includes revenues from sales, leases and services (Ps. 1,924.2 million) and revenues from expenses and collective promotion fund (Ps. 833.9 million).

	Fiscal Year 2014
	Income Statement (2)	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter- segment Eliminations	Information by Segments (1)
	Ps.	Ps.	Ps.	Ps.	Ps.
Shopping Centers	2,033.1	(659.7)	9.2	0.4	1,383.0
Offices and Others	27.5	(8.1)	8.2	-	27.6
Sales and Developments	51.9	-	-	-	51.9
Financial Operations and Others	0.6	-	-	-	0.6
Total revenues	2,113.0	(667.8)	17.5	0.4	1,463.1

(1) As per Note 6 to our Audited Consolidated Financial Statements.
(2) Includes revenues from sales, leases and services (Ps. 1,445.2 million) and revenues from common maintenance expenses and collective promotion fund (Ps. 667.8 million).

Revenues from sales, leases and services, as per the income statement rose by 33.1%, from Ps. 1,445.2 million during the fiscal year 2014 to Ps. 1,924.2 million during the fiscal year 2015.

In turn, revenues from common maintenance expenses and collective promotion fund increased by 24.9%, from Ps. 667.8 million (Ps. 659.7 million of which are allocated to the Shopping Centers segment and Ps. 8.1 million to the Offices and Other segment) during fiscal year 2014 to Ps. 833.9 million (Ps. 805.6 million of which are allocated to the Shopping Centers segment and Ps. 28.3 million to the Offices and Other segment) during fiscal year 2015.

In addition, revenues from our joint ventures increased by 20.0%, from Ps. 17.5 million (Ps. 9.2 million of which are allocated to the Shopping Centers segment and Ps. 8.2 million to the Offices and Other segment) during fiscal year 2014 to Ps. 21.0 million (Ps. 13.1 million of which are allocated to the Shopping Centers segment and Ps. 8.0 million to the Offices and Other segment) during fiscal year 2015.

Finally, during fiscal year 2015 no inter-segment revenues were recorded, for which reason a Ps. 0.4 million decrease was recorded for this item.

Therefore, pursuant to the information by segments (taking into account the revenues from our joint ventures and disregarding revenues from common maintenance expenses and collective promotion fund and business inter-segment revenues), revenues increased by 33.0%, from Ps. 1,463.1 million during fiscal year 2014 to Ps. 1,945.2 million during fiscal year 2015. This increase was mainly attributable to: (i) a Ps. 395.3 million increase in the revenues from the Shopping Centers segment (Ps. 3.9 million of which originated in the results of our joint ventures) and (ii) a Ps. 132.6 million increase in the revenues from the Offices and Others segment (Ps. 0.2 million of which originated in the results of our joint ventures), partially offset by a decrease in revenues from the Sales and Developments segment equal to Ps. 45.3 million and Ps. 0.4 million in the revenues from the Financial Operations and Others segment.

Shopping Centers. Revenues from the Shopping Centers segment increased by 28.6%, from Ps. 1,383.0 million during fiscal year 2014 to Ps. 1,778.3 million during fiscal year 2015. Such increase is mainly attributable to: (i) a Ps. 317.8 million increase in revenues from base and contingent rent as a result of a 33.3% increase in the total sales of our tenants, up from Ps. 16,132.8 million during fiscal year 2014 to Ps. 21,508.7 million during fiscal year 2015; (ii) a Ps. 30.0 million increase in the revenues from admission rights, (iii) a Ps. 30.6 million increase in the revenues from parking fees, and (iv) a Ps. 16.9 million increase in the revenues from letting fees, property management fees and other.

Offices and others. Revenues from the Offices and Others segment increased by Ps. 132.6 million, from Ps. 27.6 million in fiscal year 2014 to Ps. 160.1 million in fiscal year 2015. This variation mainly results from (i) revenues generated by the new offices acquired in December 2014 for Ps. 121.7 million and (ii) an increase in the revenues from office leases in the Dot building and other rental properties of Ps. 10.9 million.

Sales and Developments. Revenues from the Sales and Developments segment generally change significantly from one period to the other due to non-recurrence of different sale transactions carried out by us. Revenues from the Sales and Developments segment decreased by Ps. 45.3 million, down from Ps. 51.9 million during fiscal year 2014 to Ps. 6.6 million during fiscal year 2015. Such decrease mainly resulted from a decline in the sales of units in the Condominios I and II project during fiscal year 2015.

Financial operations and others. Revenues from the Financial Operations and Others segment decreased from Ps. 0.6 million during fiscal year 2014 to Ps. 0.1 million during fiscal year 2015 as a result of a decline in revenues from residual consumer financing activities carried out by us.

Costs

	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(1,080.5)	819.7	(4.0)	-	(264.8)
Offices and Others	(97.6)	28.3	(5.5)	-	(74.8)
Sales and Developments	(4.9)	-	-	-	(4.9)
Financial Operations and Others	(0.1)	-	-	-	(0.1)
Total costs	(1,183.1)	848.0	(9.4)	-	(344.5)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(931.7)	667.1	(2.7)	(0.4)	(267.7)
Offices and Others	(13.3)	8.1	(4.6)	-	(9.8)
Sales and Developments	(10.9)	-	-	-	(10.9)
Financial Operations and Others	(0.4)	-	-	-	(0.4)
Total costs	(956.2)	675.2	(7.4)	(0.4)	(288.8)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

Total consolidated costs, as per the income statement, increased by 23.7%, up from Ps. 956.2 million during fiscal year 2014 to Ps. 1,183.1 million during fiscal year 2015. In turn, total consolidated costs as a percentage of total revenues decreased by 45.3% during fiscal year 2014 to 42.9% during fiscal year 2015.

In turn, costs from common maintenance expenses and collective promotion fund increased by 25.6%, up from Ps. 675.2 million during fiscal year 2014 to Ps. 848.0 million during fiscal year 2015. This increase was mainly due to an increase in cost of common maintenance expenses and collective promotion fund generated by Shopping Centers, which increased by 22.9%, up from Ps. 667.1 million during fiscal year 2014 to Ps. 819.7 during fiscal year 2015, as a result of: (i) an increase in maintenance, security, cleaning, repairs and related expenses of Ps. 59.8 million (mainly attributable to an increase in security and cleaning service fees and utility rates), (ii) an increase in publicity and advertising expenses of Ps. 27.9 million, (iii) an increase in salaries, social security charges and other personnel expenses of Ps. 30.2 million; (iv) an increase in taxes, rates and contributions, and other expenses of Ps. 20.8 million and (v) an increase in other miscellaneous items for Ps. 14.1 million (mainly generated by traveling, transportation, stationery expenses, etc.). This increase in cost from common maintenance expenses and collective promotion fund was also due to an increase in such cost from the Offices and Other segment, which increased by Ps. 20.2 million, up from Ps. 8.1 million during fiscal year 2014 to Ps. 28.3 million during fiscal year 2015, mainly due to the acquisition of the new buildings (salaries and social security for Ps. 4.3 million, taxes, rates and contributions for Ps. 7.6 million, maintenance, security, repairs, cleaning and leases and expenses and others for Ps. 8.2 million).

       In addition, costs from our joint ventures increased by 27.6%, from Ps. 7.4 million (Ps. 2.7 million of which are allocated to the Shopping Centers segment and Ps. 4.6 million to the Offices and Other segment) during fiscal year 2014 to Ps. 9.4 million (Ps. 4.0 million of which are allocated to the Shopping Centers segment and Ps. 5.5 million to the Offices and Other segment) during fiscal year 2015.

Finally, during fiscal year 2015 no inter-segment costs were recorded, for which reason a Ps. 0.4 million decrease was recorded for this item.

Therefore, pursuant to the information by segments (taking into account the costs from our joint ventures and disregarding costs from common maintenance expenses and collective promotion fund and business inter-segment costs), costs increased by 19.3%, from Ps. 288.8 million during fiscal year 2014 to Ps. 344.5 million during fiscal year 2015. Total costs as a percentage of total revenues pursuant to the information by segments decreased from 19.7% during fiscal year 2014 to 17.7% during fiscal year 2015.

Shopping Centers. The costs of our Shopping Centers segment showed a slight decline of 1.1%, from Ps. 267.7 million during fiscal year 2014 to Ps. 264.8 million during fiscal year 2015, mainly generated by: (i) lower costs for the deficit in common maintenance expenses and collective promotion fund of our Shopping Centers in the amount of Ps. 35.9 million and by (ii) a decrease in depreciation and amortization charges for Ps. 3.9 million; partially offset by higher costs derived from (a) an increase in maintenance, security, cleaning, repairs and related expenses of Ps. 12.9 million (mainly due to an increase in security and maintenance expenses); (b) an increase in salaries, social security charges and other personnel expenses of Ps. 10.1 million; (v) an increase in taxes, rates and contributions, leases and expenses and other expenses of Ps. 8.8 million (mainly due to increases in provincial taxes on land and municipal rates for utilities, among other items); and (c) an increase in fees and payments for services of Ps. 5.6 million. The Shopping Centers segment costs, as a percentage of revenues from this segment decreased from 19.4% during fiscal year 2014 to 14.9% during fiscal year 2015.
Offices and others. The costs of the Offices and Others segment increased by Ps. 65.0 million, from Ps. 9.8 million during fiscal year 2014 to Ps. 74,8 million during fiscal year 2015, mainly due to higher amortization expenses derived from the acquisition of new offices for Ps. 61.9 million. The costs of the Offices and Other segment, as a percentage of the revenues from this segment, increased from 35.4% during fiscal year 2014 to 46.7% during 2015.

Sales and Developments. The costs of the Sales and Developments segment showed a Ps. 6.0 million decline, from Ps. 10.9 million during fiscal year 2014 to Ps. 4.9 million during fiscal year 2015, mainly due to a decrease in the sale of units in the Condominios I and II projects of the Rosario plots of land. The costs of the Sales and Developments segment, as a percentage of the revenues from this segment increased from 21.0% during fiscal year 2014 to 74.8% during 2015.

Financial operations and others. The cost of the Financial Operations and Others segment decreased from Ps. 0.4 million during fiscal year 2014 to Ps. 0.1 million during fiscal year 2015, mainly as a result of a gradual decline in residual consumer financing activities of us. The costs of the Financial Transactions and Other segment, as a percentage of the revenues from this segment, decreased from 65.0% during fiscal year 2014 to 38.1% during 2015.

Gross profit

	Fiscal Year 2015
	Income Statement	Expenses and Colletive Promotion Fund	Interest in Joint Ventures	Information by Segments (1)
Shopping Centers	1,490.3	14.1	9.1	1,513.5
Offices and Others	82.8	-	2.5	85.4
Sales and Developments	1.7	-	-	1.7
Financial Operations and Others	-	-	-	0.1
Total gross profit	1,575.0	14.1	11.6	1,600.7

 (1) As per Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Information by Segments (1)
Shopping Centers	1,101.4	7.4	6.5	1,115.3
Offices and Others	14.2	-	3.6	17.8
Sales and Developments	41.0	-	-	41.0
Financial Operations and Others	0.2	-	-	0.2
Total gross profit	1,156.8	7.4	10.1	1,174.3

 (1) As per Note 6 to our Audited Consolidated Financial Statements.

Total consolidated gross profit, as per income statement, increased by 36.2%, from Ps. 1,156.8 million during fiscal year 2014 to Ps. 1,575.0 million during fiscal year 2015. Total consolidated gross profit, as a percentage of total revenues, increased from 54.7% during fiscal year 2014 to 57.1% during fiscal year 2015.

In turn, gross profit (loss) from common maintenance expenses and collective promotion fund showed a 90.2% increase, from Ps. 7.4 million (which are allocated to the Shopping Centers segment) during fiscal year 2014 to Ps. 14.1 million (which are allocated to the Shopping Centers segment) during fiscal year 2015.

In addition, gross profit (loss) from our joint ventures increased by 14.5%, from Ps. 10.1 million (Ps. 6.5 million of which are allocated to the Shopping Centers segment and Ps. 3.6 million to the Offices and Other segment) during fiscal year 2014 to Ps. 11.6 million (Ps. 9.1 million of which are allocated to the Shopping Centers segment and Ps. 2.5 million to the Offices and Other segment) during fiscal year 2015.

Therefore, pursuant to the information by segments, the gross profit (taking into account the gross profit (loss) from our joint ventures and disregarding the gross profit (loss) from common maintenance expenses and collective promotion fund and the business inter-segment gross profit) increased by 36.3%, from Ps. 1,174.3 million during fiscal year 2014 to Ps. 1,600.7 million during fiscal year 2015. The gross profit as a percentage of revenues increased from 80.3% during fiscal year 2014 to 82.3% during fiscal year 2015.

Shopping Centers. Gross profit from the Shopping Centers segment increased by 35.7%, from Ps. 1,115.3 million for fiscal year 2014 to Ps. 1,513.5 million during fiscal year 2015, mainly as a result of an increase in total sales of our tenants, giving rise to higher rental percentages under our lease agreements. The gross profit from our Shopping Centers segment as a percentage of revenues for the segment increased from 80.6% during fiscal year 2014 to 85.1% during fiscal year 2015.

Offices and Others. The gross profit from the Offices and Others segment increased by Ps. 67.6 million from Ps. 17.8 million during fiscal year 2014 to Ps. 85.4 million during fiscal year 2015. The gross profit from the Offices and Other segment as a percentage of revenues from this segment decreased from 64.6% during fiscal year 2014 to 53.3% during fiscal year 2015, mainly attributable to a higher increase in this segment's costs against revenues as explained above for this period.

Sales and Developments. Gross profit from the Sales and Developments segment experienced a 95.9% decline, from Ps. 41.0 million during fiscal year 2014 to Ps. 1.7 million during fiscal year 2015. This decline mainly resulted from lower revenues from sales of the units in Condominios I and II in Rosario during fiscal year 2015 compared to the fiscal year 2014. Gross profit from the Sales and Developments segment as a percentage of the revenues from this segment decreased from 79.0% during fiscal year 2014 to 25.2% during fiscal year 2015, mainly as a result of lower revenues from this segment against costs as explained above.

Financial Operations and Others. Gross profit from the Financial Operations and Others segment decreased by 54.7%, from Ps. 0.2 million during fiscal year 2014 to Ps. 0.1 million during fiscal year 2015. Gross profit from this segment as a percentage of revenues increased from 35.0% during fiscal year 2014 to 61.9% during fiscal year 2015. This variation is mainly due to a decrease in residual consumer financing activities of us.

Income from sale of investment properties

The income from sale of investment properties, derived from our Sales and Developments segment, increased from Ps. 0.3 million during fiscal year 2014 to Ps. 126.7 million during fiscal year 2015, mainly as a result of: (i) a Ps. 123.7 million income generated by the sale of units in the Intercontinental building, in June 2015 and (ii) a Ps. 2.9 million income generated by the sale under a barter agreement of the Conil plot of land, in November 2014.

Administrative expenses

	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(136.0)	-	(0.2)	-	(136.2)
Offices and Others	(2.7)	-	(0.2)	(0.1)	(3.0)
Sales and Developments	-	-	-	-	-
Financial Operations and Others	-	-	-	-	-
Total Administrative expenses	(138.6)	-	(0.4)	(0.1)	(139.1)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(101.4)	-	(0.1)	-	(101.5)
Offices and Others	(0.1)	-	(0.1)	(0.1)	(0.3)
Sales and Developments	-	-	-	-	-
Financial Operations and Others	(0.1)	-	-	-	(0.1)
Total Administrative expenses	(101.4)	-	(0.3)	(0.1)	(101.8)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

Administrative expenses, as per the income statement, increased by 36.6%, from Ps. 101.4 million during fiscal year 2014 to Ps. 138.6 million during fiscal year 2015. Total administrative expenses as a percentage of revenues increased from 4.8% during fiscal year 2014 to 5.0% during fiscal year 2015.

Administrative expenses from our joint ventures showed a slight increase from Ps. 0.3 million during 2014 to Ps. 0.4 million during 2015.

Therefore, administrative expenses (taking into account administrative expenses derived from our joint ventures, and inter-segment eliminations) rose by 36.6%, from Ps. 101.8 million during fiscal year 2014 to Ps. 139.1 million during fiscal year 2015, mainly as a result of a Ps. 34.6 million increase in administrative expenses of our Shopping Centers segment. Administrative expenses, pursuant to the information by segments, as a percentage of total revenues, increased from 7.0% during fiscal year 2014 to 7.2% during fiscal year 2015.

Shopping Centers. Administrative expenses of Shopping Centers increased by 34.1%, from Ps. 101.5 million during fiscal year 2014 to Ps. 136.2 million during fiscal year 2015, mainly due to: (i) an increase in directors’ fees of Ps. 25.7 million; (ii) a Ps. 3.3 million increase in fees and payments for services; (iii) an increase in depreciation and amortization expenses of Ps. 1.9 million, and (iv) a Ps. 3.8 million increase in other items such as maintenance, security, cleaning, repairs and related expenses and taxes, rates and contributions). Administrative expenses of Shopping Centers as a percentage of revenues from such segment increased from 7.3% during fiscal year 2014 to 7.7% during fiscal year 2015.

Offices and Others. Administrative expenses of the Offices and Others segment increased by Ps. 2.7 million, from Ps. 0.3 million during fiscal year 2014 to Ps. 3.0 million during fiscal year 2015, mainly as a result of higher costs derived from the new offices in the amount of Ps. 2.7 million, related to salaries, social security charges and other personnel expenses. Administrative expenses of the Offices and Other segment as a percentage of revenues from this segment increased from 0.9% during fiscal year 2014 to 1.8% during fiscal year 2015.

Selling expenses

	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(112.0)	-	(0.8)	-	(112.8)
Offices and Others	(5.0)	-	(0.5)	-	(5.5)
Sales and Developments	(0.3)	-	-	-	(0.3)
Financial Operations and Others	(0.4)	-	-	-	(0.4)
Total Selling expenses	(117.7)	-	(1.3)	-	(119.0)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(72.7)	-	(0.7)	-	(73.4)
Offices and Others	(0.4)	-	(0.4)	-	(0.8)
Sales and Developments	(3.9)	-	-	-	(3.9)
Financial Operations and Others	0.1	-	-	-	0.1
Total Selling expenses	(76.9)	-	(1.1)	-	(78.0)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

Selling expenses, as per the income statement, increased by 53.1%, from Ps. 76.9 million during fiscal year 2014 to Ps. 117.7 million during fiscal year 2015. Selling expenses as a percentage of total revenues increased from 3.6% during fiscal year 2014 to 4.3% during fiscal year 2015.

In turn, selling expenses from our joint ventures showed a slight increase, from Ps. 1.1 million during fiscal year 2014 (Ps. 0.7 million of which are allocated to the Shopping Centers segment and Ps. 0.4 million to the Offices and Other segment) to Ps. 1.3 million during fiscal year 2015 (Ps. 0.8 million of which are allocated to the Shopping Centers segment and Ps. 0.5 million to the Offices and Others segment).

Therefore, and taking into account the selling expenses from our joint ventures and inter-segment eliminations, selling expenses increased by 52.5%, from Ps. 78.0 million during fiscal year 2014 to Ps. 119.0 million during fiscal year 2015. This increase was mainly attributable to: (i) a Ps. 39.4 million increase in selling expenses of the Shopping Centers segment; (ii) higher selling expenses of Ps. 4.7 million from the Offices and Others segment; and (iii) higher selling expenses of Ps. 0.5 million from the Financial Operations and Others segment, partially offset by (iv) a Ps. 3.6 million decrease in selling expenses from the Sales and Developments segment. Selling expenses (taking into account selling expenses derived from our joint ventures and inter-segment eliminations) as a percentage of total revenues increased from 5.3% during fiscal year 2014 to 6.1% during fiscal year 2015.

Shopping Centers. Selling expenses from the Shopping Centers segment increased by 53.7%, from Ps. 73.4 million during fiscal year 2014 to Ps. 112.8 million during fiscal year 2015, mainly as a result of: (i) an increase in taxes, rates and contributions of Ps. 18.1 million, mainly generated by higher turnover taxes; (ii) a Ps. 8.1 million increase in publicity and advertising expenses, (iii) an increase of Ps. 5.1 million in loan losses charges and; (iv) an increase of Ps. 6.0 million in salaries, social security charges and other personnel expenses. Selling expenses as a percentage of the revenues from the Shopping Centers segment increased from 5.3 % during fiscal year 2014 to 6.3% during fiscal year 2015.

Offices and Others. Selling expenses from the Offices and Others segment increased by Ps. 4.7 million, from Ps. 0.8 million during fiscal year 2014 to Ps. 5.5 million during fiscal year 2015, mainly as a result of an increase in turnover tax generated by the acquisition of the new office buildings in December 2014. Selling expenses from the Offices and Other segment as a percentage of the revenues from such segment increased from 3.0 % during fiscal year 2014 to 3.4 % during fiscal year 2015.

Sales and Developments. Selling expenses from our Sales and Developments segment decreased by 93.4%, from Ps. 3.9 million during fiscal year 2014 to Ps. 0.3 million during fiscal year 2015, mainly due to a decrease in turnover tax and commissions and fees related to a decline in sales during fiscal year 2015, compared to fiscal year 2014. Selling expenses from the Sales and Developments segment as a percentage of the revenues from this segment decreased from 7.4 % during fiscal year 2014 to 3.8 % during fiscal year 2015.

Financial Operations and Others. Selling expenses from the Financial Operations and Others segment changed from a Ps. 0.1 million income during fiscal year 2014 to a loss of Ps. 0.4 million during fiscal year 2015, mainly as a result of increased loan losses related to the consumer financing residual activity.

	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(47.4)	-	(1.2)	-	(48.6)
Offices and Others	(58.3)	-	(0.1)	0.1	(58.3)
Sales and Developments	-	-	-	-	-
Financial Operations and Others	8.8	-	-	-	8.8
Total Other operating results, net	(97.0)	-	(1.2)	0.1	(98.1)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(43.1)	-	(0.6)	-	(43.7)
Offices and Others	2.3	-	(2.4)	0.1	-
Sales and Developments	13.4	-	-	-	13.4
Financial Operations and Others	0.1	-	-	-	0.1
Total Other operating results, net	(27.4)	-	(3.0)	0.1	(30.3)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

Total income (loss) from Other operating results, net, as per the income statement, increased from a loss of Ps. 27.4 million during fiscal year 2014 to a loss of Ps. 97.0 million during fiscal year 2015. Total Other operating results, net as a percentage of total revenues increased from 1.3% during fiscal year 2014 to 3.5% during fiscal year 2015.

Other operating results, net derived from our joint ventures decreased by Ps. 1.8 million, from a loss of Ps. 3.0 million (Ps. 0.6 million of which were allocated to the Shopping Centers segment and Ps. 2.4 million to the Offices and Others segment) during fiscal year 2014 to a loss of Ps. 1.2 million (Ps. 1.2 million of which were allocated to the Shopping Centers segment and Ps. 0.1 million to the Offices and Others segment) during fiscal year 2015.

Therefore, taking into account our interest in joint ventures and inter-segment eliminations, Other operating results, net increased from a loss of Ps. 30.3 million during fiscal year 2014 to a loss of Ps. 98.1 million during fiscal year 2015, mainly as a result of (i) a loss of Ps. 58.3 million from the Offices and Others segment; and (ii) a decrease in other operating results from the Sales and Developments segment of Ps. 13.4 million. Total Other operating results, net as a percentage of revenues (taking into account other operating results derived from our joint ventures and inter-segment eliminations) increased from 2.1% during fiscal year 2014 to 5.0% during fiscal year 2015.

Shopping Centers. Other operating results, net from the Shopping Centers segment increased by 11.0%, from a loss of Ps. 43.7 million during fiscal year 2014 to a loss of Ps. 48.6 million during fiscal year 2015, mainly as a result of (i) an increase in donations relating to civil associations and foundations of Ps. 2.8 million, and (ii) an increase in project expenses of Ps. 2.2 million. Other operating results, net from this segment as a percentage of the revenues from this segment decreased from 3.2% during fiscal year 2014 to 2.7% during fiscal year 2015.

Offices and Others. Other operating results, net from the Offices and Others segment changed from Ps. 0.0 during fiscal year 2014 to a loss of Ps. 58.3 million during fiscal year 2015, attributable to notarial and stamp tax expenses related to the acquisition of the new offices in December 2014.

Sales and Developments. Other operating results, net from the Sales and Developments segment changed from an income of Ps. 13.4 million (attributable to the income generated by the sale of a plot of land in Neuquén, allocated to construction of a hotel) during fiscal year 2014 to Ps. 0.0 during fiscal year 2015.

Financial Operations and Others. Other operating results, net from the Financial Operations and Others segment increased from an income of Ps. 0.1 million during fiscal year 2014 to an income of Ps. 8.8 million during fiscal year 2015, mainly as a result of an income from the sale of a portion of our interest in Avenida Inc. during fiscal year 2015.

Operating income

	Fiscal Year 2015
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	1,195.0	14.1	6.9	-	1,216.0
Offices and Others	16.9	-	1.7	-	18.6
Sales and Developments	128.1	-	-	-	128.1
Financial Operations and Others	8.5	-	-	-	8.5
Total operating income	1,348.4	14.1	8.7	-	1,371.1

(1) As per Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	884.1	7.4	5.1	-	896.6
Offices and Others	16.1	-	0.6	-	16.7
Sales and Developments	50.8	-	-	-	50.8
Financial Operations and Others	0.3	-	-	-	0.3
Total operating income	951.4	7.4	5.7	-	964.5

(1) As per Note 6 to our Audited Consolidated Financial Statements.

Total operating income , as per the income statement, increased by 41.7%, from Ps. 951.4 million during fiscal year 2014 to Ps. 1,348.4 million during fiscal year 2015. Total operating income as a percentage of total revenues increased from 45.0% during fiscal year 2014 to 48.9% during fiscal year 2015.

Operating income from our joint ventures increased by 53.2%, from Ps. 5.7 million (Ps. 5.1 million of which are allocated to the Shopping Centers segment and Ps. 0.6 million to the Offices and Others segment) during fiscal year 2014 to Ps. 8.7 million (Ps. 6.9 million of which are allocated to the Shopping Centers and Ps. 1.7 million to the Offices and Others segment) during fiscal year 2015.

Therefore, taking into account the revenues from our joint ventures and disregarding the revenues from common maintenance expenses and collective promotion fund and the business inter-segment revenues, the operating income increased by 42.2%, from Ps. 964.5 million during fiscal year 2014 to Ps. 1,371.1 million during fiscal year 2015, mainly as a result of: (i) an increase in operating income from the Shopping Centers segment of Ps. 319.4 million; (ii) an increase in income from the Sales and Developments segment of Ps. 77.3 million, (iii) an increase in the operating income from the Financial Operations and Others segment of Ps. 8.2 million and (iv) higher operating income from the Offices and Others segment of Ps. 1.8 million. Total operating income (taking into account our joint ventures, inter-segment eliminations and eliminations for costs from common maintenance expenses and collective promotion fund from the shopping centers and offices and others segments) as a percentage of total revenues increased from 65.9% during fiscal year 2014 to 70.5% during fiscal year 2015.

Shopping Centers. Operating income from the Shopping Centers segment increased by 35.6% during fiscal year 2015, from Ps. 896.6 million during fiscal year 2014 to Ps. 1,216.0 million during fiscal year 2015. Operating income from the Shopping Centers segment as a percentage of the revenues from such segment increased from 64.8% during fiscal year 2014 to 68.4% during fiscal year 2015.

Offices and Others. Operating income from the Offices and Others segment increased from Ps. 16.7 million during fiscal year 2014 to Ps. 18.6 million during fiscal year 2015. Operating income from the Offices and Others segment, as a percentage of the revenues from such segment, decreased from 60.7% during fiscal year 2014 to 11.6% during fiscal year 2015.

Sales and Developments. Operating income from the Sales and Developments segment increased by Ps. 77.3 million, from Ps. 50.8 million during fiscal year 2014 to Ps. 128.1 million during fiscal year 2015. Operating income from the Sales and Developments segment, as a percentage of the revenues from such segment, increased from 97.9% during fiscal year 2014 to 1,936.2% during fiscal year 2015.

Financial Operations and Others. Operating income from the Financial Operations and Others segment increased from Ps. 0.3 million during fiscal year 2014 to Ps. 8.5 million during fiscal year 2015.

Share of profit/(loss) of associates and joint ventures

The share of profit (loss) of associates and joint ventures increased by Ps. 28.1 million, from a loss of Ps. 13.5 million during fiscal year 2014 to an income of Ps. 14.6 million during fiscal year 2015. This variation was mainly due to a profit of Ps. 29.2 million generated by our Financial Operations and Others segment; partially offset by a loss of Ps. 1.7 million from our Offices and Others segment.

Offices and Others. The share of loss of associates and joint ventures increased from a loss of Ps. 0.9 million during fiscal year 2014 to a loss of Ps. 2.6 million during fiscal year 2015, mainly generated by our interest in Entertainment Holding S.A.

Financial Operations and Others. The share of profit of associates and joint ventures from the Financial Operations and Others segment increased from a loss of Ps. 18.5 million during fiscal year 2014 to a profit of Ps. 10.7 million during fiscal year 2015, mainly generated by: (i) the profit from our investment in Avenida until September 2014 in the amount of Ps. 21.3 million and (ii) a lower loss from Tarshop S.A. equal to Ps. 7.9 million.

Financial results, net

Financial results, net increased by 50.2%, from a loss of Ps. 300.7 million during fiscal year 2014 to a loss of Ps. 451.5 million during fiscal year 2015.

Financial income decreased by 15.5%, from Ps. 124.5 million during fiscal year 2014 to Ps. 105.1 million during fiscal year 2015, mainly as a result of: (i) a Ps. 28.6 million decrease in foreign exchange gains due to the impact of a lower Peso depreciation during fiscal year 2015 on our U.S. Dollar-denominated net assets compared to a higher depreciation during fiscal year 2014 (the Peso/Dollar exchange rate increased by 11.9% during fiscal year 2015, from Ps. 8.033 as of June 30, 2014 to Ps. 8.988 as of June 30, 2015, while during fiscal year 2014, it increased by 50.2% compared to fiscal year 2013, from Ps. 5.348 as of June 30, 2013 to Ps. 8.033 as of June 30, 2014), mainly offset by (ii) a net increase of Ps. 9.3 million in interest income, mainly generated by default interest payable by clients and related parties, and gains(losses) from the sale of securities and fixed-term bank deposits.

Financial costs increased by 20.8%, from Ps. 499.9 million during fiscal year 2014 to Ps. 603.9 million during fiscal year 2015, mainly as a result of: (i) a Ps. 178.1 million increase in interest expense, mainly attributable to (a) higher interest on the intercompany indebtedness due to the acquisition of offices from IRSA in December 2014, equal to Ps. 96.8 million; (b) interest on bank overdrafts of Ps. 49.0 million; (c) interest of Ps. 14.2 million on the debt incurred to finance the purchase of Shopping Soleil Premium Outlet; and (d) interest on our Series I Notes due 2017 equal to Ps. 16.0 million; (ii) an increase in other financial expenses of Ps. 12.2 million for the tax on bank credits and debits and; (iii) a decrease in recovery for capitalized financial expenses of Ps. 9.4 million; partially offset by (iv) a Ps. 95.7 million decrease in the loss from foreign exchange as a result of the impact of a lower Peso depreciation during fiscal year 2015 on our U.S. Dollar-denominated indebtedness compared to a higher depreciation during fiscal year 2014 (the U.S. Dollar exchange rate increased by 11.74% during fiscal year 2015, from Ps. 8.133 as of June 30, 2014 to Ps. 9.088 as of June 30, 2015, while during fiscal year 2014, it increased by 50.95% compared to fiscal year 2013, from Ps. 5.388 as of June 30, 2013 to Ps. 8.133 as of June 30, 2014).

        Other financial results decreased by Ps. 27.5 million from a Ps. 74.7 million gain during fiscal year 2014 to a Ps. 47.2 million gain during fiscal year 2015, mainly as a result of: (i) a Ps. 84.3 million decrease in revenues generated by the valuation of financial assets at fair value (derived from the valuation of Government securities and Bonds and a reduction in the shareholding of mutual funds and other investments) and (ii) lower income generated by future currency exchange derivatives and interest rate swaps of Ps. 15.5 million; partially offset by (iii) a Ps. 72.2 million income generated by the valuation at fair value of the shares in Avenida as of June 2015.

Income tax

The Income tax charge increased by 28.3%, from a Ps. 226.7 million loss during fiscal year 2014 to a Ps. 290.8 million loss during fiscal year 2015, mainly due to a change in the income before income tax at the prevailing tax rate.

In determining the income tax charge, we apply the deferred tax method, recognizing the temporary differences between the book value, the valuation of assets and liabilities for tax purposes and the application of tax loss carryforwards. For this reason, the amount shown as income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

Net income

As a result of the factors described above, the income for the year 2015 increased by 51.2%, from a Ps. 410.5 million income during fiscal year 2014 to a Ps. 620.6 million income during fiscal year 2015. Income attributable to the parent company's shareholders increased by 54.2%, from Ps. 377.0 million during fiscal year 2014 to Ps. 581.3 million during fiscal year 2015. Income attributable to the non-controlling interest increased by 17.5% during fiscal year 2015, from Ps. 33.5 million to Ps. 39.3 million during fiscal year 2014.

Results of Operations for the fiscal years ended June 30, 2014 and 2013

Revenues

	Fiscal Year 2014
	Income Statement (2)	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
	Ps.	Ps.	Ps.	Ps.	Ps.
Shopping Centers	2,033.1	(659.7)	9.2	0.4	1,383.0
Offices and Others	27.5	(8.1)	8.2	-	27.6
Sales and Developments	51.9	-	-	-	51.9
Financial Operations and Others	0.6	-	-	-	0.6
Total revenues	2,113.0	(667.8)	17.5	0.4	1,463.1

(1) As per Note 6 to our Audited Consolidated Financial Statements.
(2) Includes revenues from sales, leases and services (Ps. 1,445.2 million) and revenues from expenses and collective promotion fund (Ps. 667.8 million).

	Fiscal Year 2013
	Income Statement (2)	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
	Ps.	Ps.	Ps.	Ps.	Ps.
Shopping Centers	1,613.3	(519.9)	7.0	-	1,100.4
Offices and Others	18.7	(5.8)	7.1	-	20.0
Sales and Developments	4.3	-	-	-	4.3
Financial Operations and Others	1.2	-	-	-	1.2
Total revenues	1,637.4	(525.6)	14.1	-	1,125.8

(1) As per Note 6 to our Audited Consolidated Financial Statements.
(2) Includes revenues from sales, leases and services (Ps. 1,111.8 million) and revenues from common maintenance expenses and collective promotion fund (Ps. 525.6 million).

Revenues from sales, leases and services, as per the income statement, rose by 30.0%, up from Ps. 1,111.8 million during the fiscal year 2013 to Ps. 1,445.2 million during the fiscal year 2014.

In turn, revenues from common maintenance expenses and collective promotion fund increased by 27.0%, from Ps. 525.6 million (Ps. 519.9 million of which are allocated to the Shopping Centers segment and Ps. 5.8 million to the Offices and Other segment) during fiscal year 2013 to Ps. 667.8 million (Ps. 659.7 million of which are allocated to the Shopping Centers segment and Ps. 8.1 million to the Offices and Others segment) during fiscal year 2014.

In addition, revenues from our joint ventures increased by 24.5% from Ps. 14.1 million (Ps. 7.0 million of which are allocated to the Shopping Centers segment and Ps. 7.1 million to the Office and others segment) during the year 2013 to Ps. 17.5 million (Ps. 9.2 million of which are allocated to the Shopping Centers segment and Ps. 8.2 million to the Office and others segment) during the year 2014.

Finally, during fiscal year 2013 no inter-segment revenues were recorded, for which reason a Ps. 0.4 million increase was recorded for this item allocated to the Shopping Centers segment.

Therefore, pursuant to the information by segments (taking into account the revenues from our joint ventures and disregarding revenues from common maintenance expenses and collective promotion fund and business inter-segment revenues), revenues increased by 30.0% from Ps. 1,125.8 million for the year 2013 to Ps. 1,463.1 million for the fiscal year 2014. This increase was mainly attributable to: (i) a Ps. 282.6 million increase in the revenues of the Shopping Centers segment (Ps. 2.2 million of which originated in the results of our joint ventures), (ii) a Ps. 47.7 million increase in revenues from the Sales and Developments segment and (iii) a Ps. 7.6 million increase in revenues from Offices and Others segment (Ps. 1.1 million of which originated in the results of our joint ventures), partially offset by a decrease of Ps. 0.6 million in revenues from the Financial Operations and Others segment.

Shopping Centers. Revenues from the Shopping Centers segment rose by 25.7%, up from Ps. 1,100.4 million during the fiscal year 2013 to Ps. 1,383.0 million during the fiscal year 2014. Such increase is mainly attributable to: (i) a Ps. 235.3 million increase in the revenues from base and contingent rent as a result of a 30.8% increase in the total sales of our tenants, up from Ps. 12,336.6 million during fiscal year 2013 to Ps. 16,132.8 million in the fiscal year 2014, (ii) a Ps. 19.0 million increase in revenues from admission rights, (iii) a Ps. 18.8 million increase in revenues from parking fees, and (iv) a Ps. 9.5 million increase in revenues from letting fees, property management fees and other.

Offices and Others. Revenues from the Offices and Others segment increased by Ps. 7.6 million, from Ps. 20.0 million during the fiscal year 2013 to Ps. 27.6 million during the fiscal year 2014, mainly as a result of the increase in revenues from office leases at Dot building of Ps. 8.1 million and the San Martín plot of land of Ps. 1.1 million.

Sales and Developments. Revenues from the Sales and Developments segment generally change significantly from one period to other due to non-recurrence of different sale transactions carried out by us. Revenues from the Sales and Developments segment recorded a Ps. 47.7 million increase, from Ps. 4.3 million for the fiscal year 2013 to Ps. 51.9 million during the fiscal year 2014, mainly as a result of an increase in the sales of units in the Condominios I and II project during fiscal year 2014.

Financial Operations and Others. Revenues from the Financial Operations and Others segment decreased from Ps. 1.2 million during the fiscal 2013 to Ps. 0.6 million during the fiscal year 2014 due to a decline in revenues from the residual consumer financing activities carried out by us.

Costs

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(931.7)	667.1	(2.7)	(0.4)	(267.7)
Offices and Others	(13.3)	8.1	(4.6)	-	(9.8)
Sales and Developments	(10.9)	-	-	-	(10.9)
Financial Operations and Others	(0.4)	-	-	-	(0.4)
Total costs	(956.2)	675.2	(7.4)	(0.4)	(288.8)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2013
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(736.2)	525.4	(2.1)	-	(212.9)
Offices and Others	(9.4)	5.8	(4.8)	-	(8.4)
Sales and Developments	(3.5)	-	-	-	(3.5)
Financial Operations and Others	(0.9)	-	-	-	(0.9)
Total costs	(749.9)	531.1	(6.9)	-	(225.6)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

Total consolidated costs, as per the income statement, experienced an increase of 27.5% from Ps. 749.9 million during the fiscal year 2013 to Ps. 956.2 million during the fiscal year 2014. In addition, total consolidated costs as a percentage of total revenues decreased from 45.8% for the fiscal year 2013 to 45.3% during the fiscal year 2014.

In turn, costs from common maintenance expenses and collective promotion fund increased by 27.1%, up from Ps. 531.1 million during fiscal year 2013 to Ps. 675.2 million during fiscal year 2014. The variation was mainly due to: I) an increase in expenses of common maintenance expenses and collective promotion fund generated by Shopping Centers, which increased by 27.0%, up from Ps. 525.4 million during fiscal year 2013 to Ps. 667.1 million during fiscal year 2014, as a result of: (i) an increase in salaries, social security charges and other personnel expenses of Ps. 100.0 million; (ii) an increase in publicity and advertising expenses of Ps. 33.5 million, (iii) a Ps. 9.4 million increase in maintenance, security, cleaning, repairs and related expenses, taxes, rates and contributions, and other miscellaneous expenses. In addition, the variation was due to: II) an increase in expenses resulting from common maintenance expenses and collective promotion fund from the Offices and Other segment, which increased by Ps. 2.3 million, up from Ps. 5.8 million during fiscal year 2013 to Ps. 8.1 million during fiscal year 2014, mainly due to expenses generated by common maintenance expenses of the Dot building (mainly generated by salaries and social security charges for Ps. 0.7 million, taxes, rates and contributions, and utilities for Ps. 0.8 million, maintenance, cleaning and leases expenses and common maintenance expenses and other for Ps. 0.8 million).

 In addition, costs from our joint ventures increased by 7.2% from Ps. 6.9 million (Ps. 2.1 million of which are allocated to the Shopping Centers segment and Ps. 4.8 million to the Office and others segment) during the year ended on June 30, 2013 to Ps. 7.4 million (Ps. 2.7 million of which are allocated to the Shopping Centers segment and Ps. 4.6 million to the Office and others segment) during the year 2014.

Finally, during fiscal year 2013 no inter-segment costs were recorded, for which reason a Ps. 0.4 million increase was recorded for this item allocated to the Shopping Centers segment.

Therefore, pursuant to the information by segments (taking into account the costs from our joint ventures and disregarding costs from common maintenance expenses and collective promotion fund and business inter-segment costs) costs increased by 28.0% from Ps. 225.6 million for the fiscal year 2013 to Ps. 288.8 million for the fiscal year 2014. Total costs as a percentage of total revenues, pursuant to information by segments, decreased from 20.0% during the fiscal year 2013 to 19.7% during the fiscal year 2014.

Shopping Centers. The costs of our Shopping Centers segment increased by 25.8%, from Ps. 212.9 million during the fiscal year 2013 to Ps. 267.7 million during the fiscal year 2014, mainly as a result of (i) higher costs for the deficit in common maintenance expenses and collective promotion fund of our Shopping Centers in the amount of Ps. 46.8 million (ii) an increase in salaries, social security charges and other personnel expenses of Ps. 15.6 million, (iii) an increase in maintenance, security, cleaning and repairs and related expenses of Ps. 2.9 million (mainly due to an increase in security and cleaning expenses and utility rates); partially offset by (iv) a decrease in depreciation and amortization charges for Ps. 10.5 million. The Shopping Centers segment costs, as a percentage of revenues from this segment, increased from 19.3% during fiscal year 2013 to 19.4% during fiscal year 2014.

Offices and Others. The costs of the Offices and Others segment increased by 16.6%, from Ps. 8.4 million during the fiscal year 2013 to Ps. 9.8 million during the fiscal year 2014. This variation was mainly originated in the increase in costs of leases and services of Dot office building resulting from a Ps. 1.4 million increase in amortization and depreciation expenses. The costs of the Offices and Others segment, as a percentage of the revenues from this segment, decreased from 41.8% during fiscal year 2013 to 35.4% during 2014.

Sales and Developments. Costs from this segment generally change significantly from one period to other due to: (i) non-recurrence of property sales and the price received for such sales; (ii) the number of properties under construction and (iii) the date of completion of such construction projects. The costs of the Sales and Developments segment experienced an increase, up from Ps. 3.5 million during the fiscal year 2013 to Ps. 10.9 million during the fiscal year 2014. This increase is mainly originated in the costs from the sale of units received in exchange for the Rosario plot of land. The costs of the Sales and Developments segment, as a percentage of the revenues from this segment, decreased from 81.7% during fiscal year 2013 to 21.0% during 2014.

Financial Operations and Others. The cost of the Financial Operations and Others segment decreased from Ps. 0.9 million during the fiscal year 2013 to Ps. 0.4 million during the fiscal year 2014. The reason for this decrease mainly lies in a gradual decline in residual consumer financing activities carried out by Apsamedia S.A. (successor to Metroshop S.A.; currently merged with us). The costs of the Financial Operations and Others segment, as a percentage of the revenues from this segment, decreased from 75.4% during fiscal year 2013 to 65.0% during 2014.

Gross profit

The following table shows the Gross Profit by business segment for the indicated periods.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	1,101.4	7.4	6.5	-	1,115.3
Offices and Others	14.2	-	3.6	-	17.8
Sales and Developments	41.0	-	-	-	41.0
Financial Operations and Others	0.2	-	-	-	0.2
Total gross profit	1,156.8	7.4	10.1	-	1,174.3

(1) As per Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2013
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	877.1	5.5	4.9	-	887.5
Offices and Others	9.3	-	2.3	-	11.6
Sales and Developments	0.8	-	-	-	0.8
Financial Operations and Others	0.3	-	-	-	0.3
Total gross profit	887.5	5.5	7.2	-	900.2

(1) As per Note 6 to our Audited Consolidated Financial Statements.

Total consolidated gross profit, as per the income statement, increased by 30.3%, up from Ps. 887.5 million during the fiscal year 2013 to Ps. 1,156.8 million during the fiscal year 2014. Total consolidated gross profit, as a percentage of total revenues, increased from 54.2% in the fiscal year 2013 to 54.7% during the fiscal year 2014.

In turn, gross profit from common maintenance expenses and collective promotion fund showed a 34.8% increase, from Ps. 5.5 million (which are allocated to the Shopping Centers segment) during fiscal year 2013 to Ps. 7.4 million (which are allocated to the Shopping Centers segment) during fiscal year 2014.

In addition, gross profit from our joint ventures increased by 41.1% from Ps. 7.2 million (Ps. 4.9 million of which are allocated to the Shopping Centers segment and Ps. 2.3 million to the Offices and Other segment) for the fiscal year 2013 to Ps. 10.1 million (Ps. 6.5 million of which are allocated to the Shopping centers segment and Ps. 3.6 million to the Offices and Other segment) during the fiscal year 2014.

Therefore, pursuant to the information by segments, the gross profit (taking into account the gross profit from our joint ventures and disregarding the gross profit from common maintenance expenses and collective promotion fund and the business inter-segment gross profit) increased by 30.4%, from Ps. 900.2 million during fiscal year 2013 to Ps. 1,174.3 million during fiscal year 2014. The gross profit, as a percentage of revenues, increased from 80.0% during fiscal year 2013 to 80.3% during fiscal year 2014.

Shopping Centers. Gross profit from the Shopping Centers segment rose by 25.7%, up from Ps. 887.5 million for the fiscal year 2013 to Ps. 1,115.3 million during the fiscal year 2014, mainly as a result of an increase in the total sales of our tenants, which resulted in higher percentage leases under our lease agreements. Gross profit from the Shopping Centers segment as a percentage of revenues for the segment remained stable changing from 80.7% during the fiscal year 2013 to 80.6% during the fiscal year 2014.

Offices and Others. Gross profit from the Offices and Others segment increased by 53.2%, from Ps. 11.6 million during the fiscal year 2013 to Ps. 17.8 million during the fiscal year 2014. Gross profit from the Offices and Others segment as a percentage of this segment’s revenues increased from 58.2% during the fiscal year 2013 to 64.6% during the fiscal year 2014, mainly attributable to a higher increase in this segment’s costs against revenues as explained before in this period.

Sales and Developments. Gross profit from the Sales and Developments segment experienced a Ps. 40.2 million increase from Ps. 0.8 million during the fiscal year 2013 to Ps. 41.0 million during the fiscal year 2014, mainly a result of an increase in revenues from sales of the units in Condominios I and II in Rosario during the year 2014 compared to year 2013. Gross profit from the Sales and Developments segment as a percentage of this segment’s revenues increased from 18.3% during the fiscal year 2013 to 79.0% during the fiscal year 2014, mainly attributable to a higher increase in this segment’s revenues against costs as explained before.

Financial Operations and Others. Gross profit from the Financial Operations and Others segment dropped by 32.1% from Ps. 0.3 million during the fiscal year 2013 to Ps. 0.2 million during the fiscal year 2014. This segment’s gross profit as a percentage of revenues increased from 24.6% during the fiscal year 2013 to 35.0% during the fiscal year 2014. This variation was mainly due to a decrease in residual activities from this segment.

Income from sale of investment properties

The income from sale of investment properties of our Sales and Developments segment increased from Ps. 0.2 million during the fiscal year 2013 to Ps. 0.3 million during the fiscal year 2014, as a result of the sale of the property located at Anchorena 559 during the fiscal year ended on June 30, 2013, the net income from which was Ps. 0.2 million compared to the income in the current year when a parcel was sold for hotel construction purposes under the Neuquén project during the year 2014, the net income from which was Ps. 0.3 million.

Administrative expenses

The following table shows administrative expenses by business segment for the indicated periods.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(101.4)	-	(0.1)	-	(101.5)
Offices and Others	(0.1)	-	(0.1)	(0.1)	(0.3)
Sales and Developments	-	-	-	-	-
Financial Operations and Others	(0.1)	-	-	-	(0.1)
Total Administrative expenses	(101.4)	-	(0.3)	(0.1)	(101.8)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2013
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(67.5)	-	(0.1)	-	(67.6)
Offices and Others	-	-	(0.1)	(0.1)	(0.2)
Sales and Developments	-	-	-	-	-
Financial Operations and Others	(0.3)	-	-	-	(0.3)
Total Administrative expenses	(67.7)	-	(0.2)	(0.1)	(68.1)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

Administrative expenses, as per the income statement, increased by 49.8%, from Ps. 67.7 million during the fiscal year 2013 to Ps. 101.4 million during the fiscal year 2014. Total administrative expenses as a percentage of revenues increased from 4.1% for the fiscal year 2013 to 4.8% during the fiscal year 2014.

Administrative expenses from our joint ventures showed a slight increase from Ps. 0.2 million during the fiscal year 2013 to Ps. 0.3 million during the fiscal year 2014.

Therefore, administrative expenses (taking into account administrative expenses derived from our joint ventures, and inter-segment eliminations) rose by 49.6% from Ps. 68.1 million during the fiscal year 2013 to Ps. 101.8 million for the fiscal year 2014, mainly as a result of a Ps. 33.9 million increase in administrative expenses of our Shopping Centers segment. Administrative expenses, pursuant to the information by segments (taking into account administrative expenses derived from our joint ventures and inter-segment eliminations), as a percentage of total revenues, increased from 6.0% during fiscal year 2013 to 7.0% during fiscal year 2014.

Shopping Centers. Shopping Centers’ administrative expenses increased by 50.2%, from Ps. 67.6 million during the fiscal year 2013 to Ps. 101.5 million during fiscal year 2014 mainly due to: (i) an increase in salaries and social security contributions of Ps. 13.3 million; (ii) an increase in Directors’ fees of Ps. 11.3 million; and (iii) an increase of Ps. 5.3 million in fees and compensation for services. Administrative expenses associated to the Shopping Centers segment as a percentage of this segment’s revenues increased from 6.1% for the fiscal year 2013 to 7.3% for the fiscal year 2014.

Offices and Others. Administrative expenses of the Offices and Others segment remained stable, going from Ps. 0.2 million during fiscal year 2013 to Ps. 0.3 million during fiscal year 2014. Administrative expenses of the Offices and Others segment as a percentage of revenues from this segment decreased from 1.1% during fiscal year 2013 to 0.9% during fiscal year 2014.

Selling expenses

The following table shows Selling expenses by business segment for the indicated periods.

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(72.7)	-	(0.7)	-	(73.4)
Offices and Others	(0.4)	-	(0.4)	-	(0.8)
Sales and Developments	(3.9)	-	-	-	(3.9)
Financial Operations and Others	0.1	-	-	-	0.1
Total Selling expenses	(76.9)	-	(1.1)	-	(78.0)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2013
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(58.2)	-	(0.7)	-	(58.9)
Offices and Others	(0.5)	-	(0.4)	-	(0.9)
Sales and Developments	(0.6)	-	-	-	(0.6)
Financial Operations and Others	(1.6)	-	-	-	(1.6)
Total Selling expenses	(60.8)	-	(1.2)	-	(62.0)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

Selling expenses, as per the income statement, increased by 26.4% from Ps. 60.8 million during the fiscal year 2013 to Ps. 76.9 million during the fiscal year 2014. Selling expenses as a percentage of total revenues showed a slight decrease from 3.7% for the fiscal year 2013 to 3.6% during the fiscal year 2014.

Selling expenses from our joint ventures showed a slight decrease from Ps. 1.2 million during the fiscal year 2013 (Ps. 0.7 million of which are allocated to the Shopping centers segment and Ps. 0.4 million to the Offices and Others segment) to Ps. 1.1 million during fiscal year 2014 (Ps. 0.7 million of which are allocated to the Shopping centers segment and Ps. 0.4 million to the Offices and Others segment).

Therefore, -taking into account the selling expenses from our joint ventures and inter-segment eliminations-, selling expenses increased by 25.7% from Ps. 62.0 million during the fiscal year 2013 to Ps. 78.0 million for the fiscal year 2014, mainly as a result of: (i) a Ps. 14.5 million increase in selling expenses of the Shopping Centers segment; (ii) a Ps. 3.2 million increase in selling expenses from the Sales and Developments segment, partially offset by a Ps. 1.7 million decrease in selling expenses from the Financial Operations and Others segment, and a Ps. 0.1 million decrease in selling expenses from the Offices and Others segment. Selling expenses (taking into account selling expenses derived from our joint ventures and inter-segment eliminations) as a percentage of total revenues decreased from 5.5% during fiscal year 2013 to 5.3% during fiscal year 2014.

Shopping Centers. Selling expenses from the Shopping Centers segment rose by 24.6%, up from Ps. 58.9 million during the fiscal year 2013 to Ps. 73.4 million during the fiscal year 2014, mainly as result of: (i) an increase in taxes, rates and contributions of Ps. 10.2 million; (ii) an increase of Ps. 5.2 million in advertising and other selling expenses; (iii) an increase of Ps. 2.7 million in salaries, social security charges and other personnel expenses; partially offset by (iv) a decrease of Ps. 4.1 million in loan losses charges. Selling expenses measured as a percentage of the Shopping Centers segment’s revenues decreased from 5.4% during fiscal year 2013 to 5.3% during fiscal year 2014.

Offices and Others. Selling expenses from the Offices and Others segment declined slightly from Ps. 0.9 million during the fiscal year 2013 to Ps. 0.8 million during the fiscal year 2014. This variation is mainly due to: (i) a Ps. 0.3 million decrease in loan loss charges, which is partially offset by (ii) a Ps. 0.2 million increase in turnover tax. Selling expenses from the Offices and Others segment, as a percentage of such segment’s revenues, decreased from 4.5% during the fiscal year 2013 to 3.0% during the fiscal year 2014.

Sales and Developments. Selling expenses from the Sales and Developments segment experienced a Ps. 3.2 million increase from Ps. 0.6 million during the fiscal year 2013 to Ps. 3.9 million during the fiscal year 2014. This variation owes, mainly, to (i) a Ps. 1.8 million increase in turnover tax and higher commissions and fees related to the units sold during the fiscal year in the amount of Ps. 1.4 million. Selling expenses from the Sales and Developments segment, as a percentage of this segment’s revenues, decreased from 14.7% during the fiscal year 2013 to 7.4% during the fiscal year 2014.

Financial Operations and Others. Selling expenses from the Financial Operations and Others segment went from a loss of Ps. 1.6 million during the fiscal year 2013 to an income of Ps. 0.1 million during the fiscal year 2014, mainly due to a recovery of loan loss charges related the residual activity carried out by Apsamedia S.A. (successor to Metroshop S.A.; currently merged with us).

Other operating results, net

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(43.1)	-	(0.6)	-	(43.7)
Offices and Others	2.3	-	(2.4)	0.1	-
Sales and Developments	13.4	-	-	-	13.4
Financial Operations and Others	0.1	-	-	-	0.1
Total Other operating results, net	(27.4)	-	(3.0)	0.1	(30.3)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2013
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	(41.3)	-	(0.4)	-	(41.7)
Offices and Others	1.3	-	(1.4)	0.1	-
Sales and Developments	-	-	-	-	-
Financial Operations and Others	2.4	-	-	-	2.4
Total Other operating results, net	(37.6)	-	(1.9)	0.1	(39.3)

(1) As per Note 6 to our Audited Consolidated Financial Statements.

The total income (loss) from Other operating results, net, as per the income statement, decreased from a Ps. 37.6 million loss during the fiscal year 2013 to a Ps. 27.4 million loss during the fiscal year 2014. Total other operating results, net as a percentage of revenues decreased from 2.3% during the fiscal year 2013 to 1.3% during the fiscal 2014.

Other operating results, net derived from our joint ventures increased by Ps. 1.1 million from a loss of Ps. 1.9 million (Ps. 0.4 million of which were allocated to the Shopping Centers segment and Ps. 1.4 million to the Offices and Others segment) during the year 2013 to a loss of Ps. 3.0 million (Ps. 0.6 million of which are allocated to the Shopping Centers segment and Ps. 2.4 million to the Office and others segment) during the year 2014.

Therefore, taking into account our interest in joint ventures and inter-segment eliminations, Other operating results, net decreased by 23.0% from a Ps. 39.3 million loss for the year 2013 to a Ps. 30.3 million loss for the fiscal year 2014, mainly as a result of (i) an income of Ps. 13.4 million from the Sales and Developments segment; partially offset by (ii) a decrease in the Shopping Centers segment of Ps. 2.1 million and (iii) a decrease in the Financial Operations and Others segment of Ps. 2.3 million. Total Other operating results, net, as a percentage of revenues (taking into account other operating results derived from our joint ventures and inter-segment eliminations) decreased from 3.5% during the fiscal year 2013 to 2.1% during the fiscal year 2014.

Shopping Centers. Other operating results, net from the Shopping Centers segment increased by 4.9%, from a Ps. 41.7 million loss during the fiscal year 2013 to a Ps. 43.7 million loss during the fiscal year 2014, mainly due to: (i) an increase in provisions for lawsuits and contingencies of Ps. 2.0 million and (ii) an increase in donations made of Ps. 0.5 million, partially offset by (iii) a decrease in project analysis and assessment expenses of Ps. 2.0 million. Other operating results, net from this segment, as a percentage of this segment’s revenues decreased from 3.8% during the fiscal year 2013 to 3.2% during the fiscal year 2014.

Sales and Developments. The income from Other operating results, net from the Sales and Developments segment increased from zero to Ps. 13.4 million, due to the income from the sale of the parcel to be used for construction of a hotel in the Neuquén plot of land (Ps. 13.4 million).

Financial Operations and Others. The income from Other operating results, net from the Financial Operations and Others segment decreased by 97.7% from a Ps. 2.4 million income during the fiscal year 2013 to a Ps. 0.1 million income during the fiscal year 2014, mainly due to a recovery of a provision for lawsuits and contingencies of Ps. 1.9 million recorded in the fiscal year ended on June 30, 2013.

Operating income

	Fiscal Year 2014
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	884.1	7.4	5.1	-	896.6
Offices and Others	16.1	-	0.6	-	16.7
Sales and Developments	50.8	-	-	-	50.8
Financial Operations and Others	0.3	-	-	-	0.3
Total operating income	951.4	7.4	5.7	-	964.5

(1) As per Note 6 to our Audited Consolidated Financial Statements.

	Fiscal Year 2013
	Income Statement	Expenses and Collective Promotion Fund	Interest in Joint Ventures	Inter-segment Eliminations	Information by Segments (1)
Shopping Centers	710.3	5.5	3.5	-	719.3
Offices and Others	10.1	-	0.4	-	10.5
Sales and Developments	0.4	-	-	-	0.4
Financial Operations and Others	0.8	-	-	-	0.8
Total operating income	721.7	5.5	3.9	-	731.0

(1) As per Note 6 to our Audited Consolidated Financial Statements.

Total Operating income, as per the income statement, rose by 31.8%, from Ps. 721.7 million during the fiscal year 2013 to Ps. 951.4 million during the fiscal year 2014. Total Operating income as a percentage of total revenues increased from 44.1% during the fiscal year 2013 to 45.0% during the fiscal year 2014.

Operating income from our joint ventures increased by Ps. 46.6%, up from Ps. 3.9 million (Ps. 3.5 million of which are allocated to the Shopping Centers segment and Ps. 0.4 million to the Office and others segment) during the year 2013 to Ps. 5.7 million (Ps. 5.1 million of which are allocated to the Shopping Centers segment and Ps. 0.6 million to the Office and others segment) during the year 2014.

Therefore, taking into account the revenues from our joint ventures and disregarding the revenues from common maintenance expenses and collective promotion fund and the business inter-segment revenues, the operating income increased by 31.9% from Ps. 731.0 million for the year 2013 to Ps. 964.5 million for the fiscal year 2014. This increase was mainly due to (i) a Ps. 177.3 million increase in the Operating income from the Shopping Centers segment; (ii) a Ps. 50.5 million increase in the Operating income from our Sales and Developments segment and (iii) a Ps. 6.3 million increase in the operating income from the Offices and Others segment, partially offset by a Ps. 0.5 million decrease in the Financial Operations and Others segment. Total operating income (taking into account our joint ventures, inter-segment eliminations and eliminations for costs from common maintenance expenses and collective promotion fund from the shopping centers and offices and others segments) as a percentage of total revenues increased from 64.9% during fiscal year 2013 to 65.9% during fiscal year 2014.

Shopping Centers. Operating income from the Shopping Centers segment increased by 24.6% during fiscal year 2014, up from Ps. 719.3 million for the fiscal year 2013 to Ps. 896.6 million during the fiscal year 2014. Operating income from the Shopping Centers segment, as a percentage of this segment’s revenues, decreased from 65.4% during the fiscal year 2013 to 64.8% during the fiscal year 2014.

Offices and Others. Operating income from the Offices and Others segment rose by 59.8%, from Ps. 10.5 million for the fiscal year 2013 to Ps. 16.7 million during the fiscal year 2014. Operating income from the Offices and Others segment, as a percentage of this segment’s revenues, increased from 52.4% during the fiscal year 2013 to 60.7% during the fiscal year 2014.

Sales and Developments. Operating income from our Sales and Developments segment increased by Ps. 50.5 million, from Ps. 0.4 million during the fiscal year 2013 to Ps. 50.8 million during the fiscal year 2014. Operating income from the Sales and Developments segment, as a percentage of this segment’s revenues, increased from 9.2% during the fiscal year 2013 to 97.9% during the fiscal year 2014.

Financial Operations and Others. Operating income from the Financial Operations and Others segment dropped by 62.9%, from Ps. 0.8 million during the fiscal year 2013 to Ps. 0.3 million during the fiscal year 2014. Operating income from the Financial Operations and Others segment, as a percentage of this segment’s revenues, decreased from 69.4% during the fiscal year 2013 to 54.0% during the fiscal year 2014.

Share of profit/(loss) of associates and joint ventures

The share of profit (loss) of associates and joint ventures increased by Ps. 12.9 million, from a loss of Ps. 0.6 million during fiscal year 2013 to a loss of Ps. 13.5 million during fiscal year 2014. This variation was mainly due to (i) a loss of Ps. 18.8 million generated by our Financial Operations and Others segment; partially offset by a profit of Ps. 5.9 million from our Offices and Others segment.

Offices and Others. The share of loss of associates and joint ventures from the Offices and Others segment decreased from a loss of Ps. 2.5 million during fiscal year 2013 to a loss of Ps. 0.9 million during fiscal year 2014, mainly generated by our interest in Entertainment Holding S.A.

Financial Operations and Others. The share of profit of associates and joint ventures from the Financial Operations and Others segment decreased from a profit of Ps. 2.5 million during fiscal year 2013 to a loss of Ps. 18.5 million during fiscal year 2014, generated by a negative variation of Ps. 21.0 million generated by the income(loss) of our associates -Tarshop and Avenida Inc.

Financial results, net

Financial results, net, increased by 57.2%, from a Ps. 191.3 million loss during the fiscal year 2013 to a Ps. 300.7 million loss during the fiscal year 2014.

Financial income rose by 126.2%, from Ps. 55.0 million during the fiscal year 2013 to Ps. 124.5 million during the fiscal year 2014, mainly as a result of: (i) a Ps. 45.7 million increase in foreign exchange gains due to the impact of a higher Peso depreciation during fiscal year 2014 on our U.S. Dollar-denominated net assets compared to a lower depreciation during fiscal year 2013 (the Peso/Dollar exchange rate increased by 50.2% during fiscal year 2014, from Ps. 5.348 as of June 30, 2013 to Ps. 8.033 as of June 30, 2014, while during fiscal year 2013, it increased by 19.2% compared to fiscal year 2012, from Ps. 4.487 as of June 30, 2012 to Ps. 5.348 as of June 30, 2013); (ii) a net increase of Ps. 23.8 million in interest income, mainly generated by default interest payable by clients and related parties, and gains(losses) from the sale of securities and fixed-term bank deposits

Financial costs increased by 113.4%, from Ps. 234.3 million during the fiscal year 2013 to a Ps. 499.9 million during the fiscal year 2014, mainly as a result of: (i) an increase of Ps. 217.5 million in loss from foreign exchange as a result of the evolution of the U.S. Dollar seller exchange rate, which impacts on U.S. Dollar-denominated indebtedness (the U.S. Dollar exchange rate increased by 50.9% during this fiscal year, from Ps. 5.388 as of June 30, 2013 to Ps. 8.133 as of June 30, 2014, while in the previous fiscal year, it had risen by 19.0%, from Ps. 4.527 as of June 30, 2012 to Ps. 5.388 as of June 30, 2013); (ii) an increase of Ps. 59.1 million in interest expenses, mainly originated in bank overdrafts Ps. 21.0 million, syndicated loans Ps. 18.4 million and notes Ps. 12.1 million, among other items, partially offset by an increase in recovery from capitalized financial expenses of Ps. 12.1 million.

Other financial results increased by Ps. 86.8 million, from a Ps. 12.1 million loss during the fiscal year 2013 to a Ps. 74.7 million income during the fiscal year 2014, mainly due to the valuation at fair value of: (i) shares and other financial assets Ps. 61.3 million and (ii) future currency exchange derivatives Ps. 15.5 million, in addition to the lower loss recorded from repurchase of notes Ps. 10.0 million in the course of fiscal year 2013.

Income tax

The Income tax charge increased by 26.9%, from a Ps. 178.7 million loss during the fiscal year 2013 to a Ps. 226.7 million loss during the fiscal year 2014, mainly due to a change in the income before income tax at the prevailing tax rate.

In determining the income tax charge, we apply the deferred tax method, recognizing the temporary differences between the book value, the valuation of assets and liabilities for tax purposes and the application of tax loss carryforwards. For this reason, the amount shown as income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

Net income

As a result of the factors described above, the net income for the year 2014 rose by 16.9%, from Ps. 351.0 million income during the fiscal year 2013 to Ps. 410.5 million income during the fiscal year 2014. Income attributable to the controlling company’s shareholders increased by 14.2%, from Ps. 330.1 million income during fiscal year 2013 to Ps. 377.0 million income during fiscal year 2014. Income attributable to the non-controlling interest increased by 60.0% during fiscal year 2014, from Ps. 20.9 million during fiscal year ended June 30, 2013 to Ps. 33.5 million during fiscal year ended June 30, 2014.

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

•	cash generated from operations;

•	cash generated from the issuance of capital stock and notes; and

•	cash from borrowings (including bank overdrafts) and financing arrangements.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	the acquisition of investment properties;

•	the development of new shopping centers;

•	the improvement of existing shopping centers;

•	the development of properties for sale;

•	working capital needs;

•	the maintenance of cash and other liquid assets to enable us to take advantage of the acquisition and development of investment opportunities as they arise; and

•	The acquisition of investments in financial assets.

As of June 30, 2015, the Company had a negative working capital, mainly due to the increase in borrowings with related parties that was generated by the acquisitions of investment properties from IRSA.

We believe our working capital (calculated by subtracting current liabilities from current assets) and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or selective assets sales. For more information about our liquidity, see “Item 3 (d) Risk Factors”.

On September 18, 2015 we issued Series I Notes in an aggregate principal amount of Ps.407.3 million. Series I Notes have a maturity of 18 months from its issue date. For more information please see “Recent Developments”.

	Year ended June 30,
	2015	2014	2013
	(in millions of Ps.)
Net cash flow generated by operations	1,257,577	921,464	654,706
Net cash flow used in investment activities	(414,231)	(517,852)	(447,164)
Net cash flow used in financing activities	(660,943)	(516,906)	(90,789)
Net increase (decrease) in cash and cash equivalents	182,403	(113,294)	116,753

Cash Flow Information

As of June 30, 2015, we had cash and cash equivalents of Ps. 303.5 million, an increase compared to Ps. 116.7 million as of June 30, 2014. The increase was primarily due to cash inflows related with net cash generated from operating activities for Ps. 1,257.6 million, proceeds from sale of investment properties for Ps. 365.2 million, borrowings obtained for Ps. 329.8 million, partially offset by cash outflows from net increase in financial assets for Ps. 521.5 million, repayment of borrowings for Ps. 509.6 million, acquisition of investment properties for Ps. 248.8 million, payment of seller financing for Ps. 105.9 million, and dividends and interest paid for Ps. 148.5 million and Ps. 213.4 million, respectively.

As of June 30, 2014, we had cash and cash equivalents of Ps. 116.7 million, a decrease compared to Ps. 223.4 million as of June 30, 2013. The decrease was primarily due to cash outflows related with Dividends paid for Ps. 405.9 million, repayment of borrowings for Ps. 348.2 million, loans granted to related parties for Ps. 268.5 million, acquisition of investment properties for Ps. 244.8 million, interest paid for Ps. 141.0 million, partially offset by cash inflows from net cash generated from operating activities for Ps. 921.5 million, and borrowings obtained for Ps. 365.4 million

Operating Activities

Fiscal Year 2015

Our operating activities generated net cash of Ps. 1,257.6 million for the fiscal year ended June 30, 2015, which represented a 36.5% (or Ps. 336.1 million) increase compare to the year endend on June 30, 2014. This increase was mainly due to an increase in operating cash inflows without considering changes in certain assets and liabilities (no generating fund flow) of Ps. 1,499.9 million, primarily comprised of (i) net income of Ps. 620.6 million; (ii) income tax expense of Ps. 290.8 million; (iii) amortization and depreciation of Ps. 180.4 million and (iv) financial results, net of Ps. 531.3 million; the reduction in operating cash resulting from an increase in trade and other receivables of Ps. 289.7 million and income tax paid of Ps. 226.3 million,partially offset by an increase in trade and other payables of Ps. 251.1 million, in salaries and social security charges of Ps. 23.9 million and a decrease in properties for sale of Ps. 5.5 million.

Fiscal Year 2014

Our operating activities generated net cash of Ps. 921.5 million for the fiscal year ended June 30, 2014, which represented a 40.7% (or Ps. 266.8 million) increase compared to the year ended on June 30, 2013, mainly due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 1,156.3 million, primarily comprised of (i) net income of Ps. 410.5 million; (ii) income tax expense of Ps. 226.7 million; (iii) amortization and depreciation of Ps. 121.0 million and (iv) financial results, net of Ps. 424.5 million; the reduction in operating cash resulting from an increase in trade and other receivables of Ps. 69.9 million and income tax paid of Ps. 240.4 million, partially offset by an increase in trade and other payables of Ps. 40.7 million, in salaries and social security charges of Ps. 14.6 million and a decrease in properties for sale of Ps. 51.9 million.

Fiscal Year 2013

Our operating activities generated net cash of Ps. 654.7 million for the fiscal year ended on June 30, 2013. Net cash generated by operations during the fiscal year ended on June 30, 2013 increased 6.6%, or Ps. 40.8 million, from the fiscal year ended on June 30, 2012, primarily due to an increase in operating cash inflows without considering changes in certain assets and liabilities of Ps. 901.0 million, mainly comprised of (i) net income of Ps. 351.0 million; (ii) income tax expense of Ps. 178.7 million; (iii) amortization and depreciation of Ps. 129.8 million and (iv) financial results of Ps. 211.3 million; the reduction in operating cash resulting from an increase in trade and other receivables of Ps. 100.0 million and income tax paid of Ps. 240.5 million partially offset by a decrease in trade and other payables of Ps. 90.5 million.

Investment Activities

Fiscal Year 2015

The cash used in investing activities was Ps. 414.2 million for the fiscal year ended on June 30, 2015 primarily due to: (i) development of properties of Ps. 186.5 million, Ps.1.5 which was used in Distrito Arcos and Ps. 185.0 million in Alto Comahue; (ii) an increase in financial assets, net of Ps. 521.5 million; (iii) acquisition and capital contributions in associates equal to Ps. 32.0 million; (iv) improvements made to our shopping centers of Ps. 60.4 million; (v) the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities of Ps. 26.2 million; (vi) advance payments to suppliers of Ps. 14.0 million; (vii) improvements made to our offices and other rental properties of Ps. 2.0 million; and (viii) the acquisition of properties from our parent company equal to Ps. 2,636.5 million; partially offset by collection of proceeds from the sale of investment properties equal to Ps. 365.2 million, collection of interest on financial assets equal to Ps. 102.3 million, collection of loans granted to related parties equal to Ps. 76.8 million and the sale of capital stock of Avenida Inc. in the amount of Ps. 19.1 million.

Fiscal Year 2014

The cash used in investing activities was Ps. 517.9 million for the fiscal year ended on June 30, 2014 primarily due to: (i) development of properties of Ps. 179.3 million, Ps. 99.9 million of which was used in the "Arcos" project and Ps. 79.4 million in the Shopping Neuquén project and; (ii) a decrease in financial assets, net of Ps. 10.8 million; (iii) loans granted to related parties of Ps. 268.5 million; mainly by us to Tyrus S.A.; (iv) improvements made to our shopping centers of Ps. 61.1 million; (v) advance payments to suppliers of Ps. 29.6 million; (vi) the acquisition of capital stock of Avenida Inc. and Avenida Compras S.A. of Ps. 13.0 million; (vii) the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities of Ps. 11.9 million; (viii) improvements made to our offices and other rental properties of Ps. 4.3 million; and (ix) the acquisition of land reserves of Ps. 0.1 million.

Fiscal Year 2013

The cash used in investing activities was Ps. 447.2 million for the fiscal year ended on June 30, 2013. The increase in the net cash used in investment activities was primarily due to: (i) development of properties of Ps. 144.2 million, Ps. 117.9 million of which was used in the "Arcos" project and Ps. 26.3 million in the Shopping Neuquén project; (ii) an increase in financial assets, net of Ps. 126.1 million; (iii) loans granted to the parent company of Ps. 60.4 million; (iv) improvements made to our shopping centers of Ps. 47.6 million; (v) capital contributions in joint ventures of Ps. 32.6 million; (vi) the acquisition of 50% of the capital stock of Entertainment Holdings S.A. of Ps. 25.9 million; (vii) advance payments to suppliers of Ps. 15.8 million; (viii) the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities of Ps. 7.8 million and (ix) improvements made to our offices and other rental properties of Ps. 5.7 million; and (x) the acquisition of land reserves of Ps. 1.8 million.

Financing Activities

Fiscal Year 2015

The cash used in financing activities was Ps. 660.9 million for the fiscal year ended on June 30, 2015, primarily due to: (i) repayment of borrowings of Ps. 509.6 million; (ii) interest paid of Ps. 213.4 million; (iii) payment of dividends of Ps. 148.5 million; (iv) payment of financial derivatives of Ps. 16.1 million; and (v) dividends paid to non-controlling interests of Ps. 3.9 million; partly offset by borrowings of Ps. 329.8 million.

Fiscal Year 2014

The cash used in financing activities was Ps. 516.9 million for the fiscal year ended on June 30, 2014, primarily due to: (i) payment of dividends of Ps. 405.9 million; (ii) repayment of borrowings of Ps. 348.2 million; (iii) interest paid of Ps. 141.0 million; and (iv) dividends paid to non-controlling interests of Ps. 7.4 million; partly offset by borrowings of Ps. 365.4 million and recovery from derivatives of Ps. 61.7 million.

Fiscal Year 2013

The cash used in financing activities was Ps. 90.8 million for the fiscal year ended on June 30, 2013, primarily due to: (i) payment of cash dividends of Ps. 307.6 million; (ii) repayment of borrowings of Ps. 201.1 million; (iii) interest paid of Ps. 90.1 million; (iv) dividends paid to non-controlling interests of Ps. 7.9 million; (v) payment of seller financing of Arcos del Gourmet S.A. of Ps. 4.5 million; (vi) payment of seller financing of NPSF of Ps. 6.4 million and (vii) payment of acquisition of non-controlling interest in Arcos del Gourmet S.A. for Ps. 1.7 million partly offset by borrowings obtained of Ps. 524.4 million and capital contribution of non-controlling interests of Ps. 5.2 million.

Capital Expenditures

Fiscal Year 2015

During the fiscal year ended on June 30, 2015, we invested in capital expenditures for Ps. 2,927.5 million, of which: (i) Ps. 186.5 million were used in development of properties, Ps. 1.5 million of which was used in Distrito Arcos and Ps.185.0 million in Alto Comahue; (ii) Ps. 14.0 million were used in advance payments for the acquisition of general investments; (iii) Ps. 60.4 million were related to improvements made to our shopping centers; (iv) Ps. 28.1 million are related to the acquisition of machinery, equipment, vehicles, furniture and fixtures, and other buildings and facilities; (v) Ps. 2.0 million were used in improvements made to our offices and other rental properties, and (vi) Ps. 2,636.5 million are related to the acquisition of properties from our parent company.

Fiscal Year 2014

During the fiscal year ended on June 30, 2014, we invested in capital expenditures for Ps. 285.7 million, of which: (i) Ps. 179.3 million were used in development of properties, Ps. 99.9 million of which was used in the "Arcos" project and Ps. 79.4 million in the Shopping Neuquén project; (ii) Ps. 29.6 million were used in advance payments for the acquisition of general investments; (iii) Ps. 61.1 million were related to improvements made to our shopping centers; (iv) Ps. 11.9 million were related to the acquisition of machinery, equipment, and furniture and fixtures, and other buildings and facilities; (v) Ps. 4.3 million were used in improvements made to our offices and other rental properties and (vi) Ps. 0.1 million are related to the acquisition of land reserves.

Fiscal Year 2013

During the fiscal year ended June 30, 2013, we invested Ps. 222.9 million in capital expenditures, mainly related to: (i) Ps. 144.2 million in the development of properties, corresponding Ps. 117.9 million to “Arcos” project and Ps. 26.3 million to Shopping Neuquén project; (ii) Ps. 53.3 million in improvements to our shopping centers and our office and other rental properties; (iii) Ps. 15.8 million in advance payments in the acquisition of general investments; (iv) Ps. 9.8 million in the acquisition of furniture and fixtures, machinery and equipment and other buildings and facilities; and (v) Ps. 1.8 million in the acquisition of land reserves.

Indebtedness

Our total consolidated debt outstanding as of June 30, 2015 was Ps. 3,793.7 million, 90.0% of which was denominated in U.S. Dollars and the remaining 10.0% was denominated in Pesos.

The following table presents a breakdown of our indebtedness as of June 30, 2015 with a breakdown of its main components:

Indebtedness as June 30, 2015
	Currency (in thousands)	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	Average rate %(7)
Financial and Bank Loans
Notes Series I due 2017 (1) (2)	US$	11,067	(209)	1,074,040	-	-	1,084,898	7.875%
Banco Provincia de Buenos Aires loan(3)	Ps.	6,468	-	-	-	-	6,468	15.01%
Syndicated loans(4)	Ps.	75,485	-	-	-	-	75,485	15.13%
Bank overdrafts(5)	Ps.	274,348	-	-	-	-	274,348	22.8%
Bank Loans(6)	Ps.	5,855	5,846	2,312	-	-	14,013	20.875%
Finance leases	US$	1,381	608	608	-	-	2,597	8.75%
Total financial and bank loans		374,604	6,245	1,076,960	-	-	1,457,809
Related parties	US$.	88,825	-	-	-	2,239,283	2,328,108	8.50%
Related parties	Ps	7,826	-	-	-	-	7,826	Badlar
Total related parties		96,651	-	-	-	2,239,283	2,335,934
Total Debt		471,255	6,245	1,076,960	-	2,239,283	3,793,743

(1) Includes interest, fees and expenses in connection with the issuance of debt to accrue.
(2) Net of repurchased notes.
(3) On December 12, 2012, we entered into a loan with Banco Provincia de Buenos Aires for Ps.29 million. Principal amortizes in 9 quarterly consecutive installments starting in December 2013 with a one year grace period to start repayment. Additionally, on February 3, 2014, we subscribed a new loan in a principal amount of Ps.20.0 million. As of the date of this annual report, the principal amounts have been fully canceled.
(4) On November 16, 2012, we entered into a syndicated loan in a principal amount of Ps.118,000. Principal amortizes in 9 quarterly consecutive installments and accrues interest at rate of 15.01%. On June 12, 2013 we entered into a syndicated loan for Ps.111,000. Principal amortizes in 9 quarterly consecutive installments and accrues interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario, one of our affiliates with a one year grace period to start repayment.
(5) Granted by diverse financial institutions. They accrue interest rates at the average weighted rate 22.8% annually, and are due within a maximum term of twelve months from the closing date of each fiscal year.
(6) On December 23, 2013, we subscribed a loan with Banco Citibank, N.A. for a principal amount of Ps.5.9 million. Principal will be repaid in nine quarterly consecutive installments starting in December 2014. Additionally, on December 30, 2014, the Company subscribed a new loan with Banco Citibank, N.A. for Ps.10 million and shall accrue interest at a rate of 26.50%. Principal will be repaid in 9 quarterly consecutive installments starting in December 2015.
(7) Average weighted rates.

7.875% Notes Series I due 2017

On May 11, 2007, we issued 7.875% Notes Series I due 2017 (the “Series I”) for a total aggregate amount of US$120 million under our global note program. The Series I bear interest at a fixed annual rate of 7.875% payable semi-annually in arrears and will mature in a single installment on May 11, 2017.

Banco Provincia de Buenos Aires Loan

On December 12, 2012, we entered into a loan agreement with Banco de la Provincia de Buenos Aires for Ps.29.0 million, under the credit facility for production investment described in Communication “A” 5319 issued by the Central Bank. The loan accrues interest at a fixed annual rate of 15.01%, payable monthly in arrears and it is due 36 months after the disbursement date. Principal was subject to a nine month grace period and is payable in nine consecutive quarterly installments.

Syndicated loans

Arcos del Gourmet Syndicated Loan

On November 16, 2012, we entered into a syndicated loan for an amount of Ps.118 million, under the credit facility for production investment described in Communication “A” 5319 issued by the Central Bank. The loan accrues interest at a fixed annual rate of 15.01%, payable monthly in arrears and it is due 36 months after the disbursement date. Principal was subject to one year grace period and is payable in 9 consecutive quarterly installments.

Neuquén Syndicated Loan

On June 12, 2013, we entered into a syndicated loan for the amount of Ps.111 million, under the credit facility for production investment described in Communication “A” 5380 issued by the Central Bank. The loan accrues interest at a fixed annual rate of 15.25%, payable monthly in arrears and it is due 36 months after the disbursement date. Principal was subject to a one year grace period and is payable in nine consecutive quarterly installments.

Bank Overdrafts

In the ordinary course of our business, we enter into overdraft facilities, which are generally short-term loans under which we can draw down loaned funds for up to certain credit limits. As of June 30, 2015 we have Ps.274.4 million in overdrafts with local banks.

Citibank, N.A. Loan

On December 23, 2013, we entered into a loan agreement with Citibank, N.A. for an amount of Ps.5.9 million, under the credit facility for production investment described in Communication “A” 5449 issued by the Central Bank. The loan accrues interest at a fixed annual rate of 15.25%, payable quarterly in arrears and it is due 39 months after the disbursement date. Principal was subject to a one year grace period and is payable in nine consecutive quarterly installments.

On December 30, 2014, we entered into a loan agreement with Citibank, N.A. for an amount of Ps.10.3 million, under the credit facility for production investment described in Communication “A” 5620 issued by the Central Bank. The loan accrues interest at a fixed annual rate of 26.5%, payable quarterly in arrears and it is due 36 months after the disbursement date. Principal was subject to a one year grace period and is payable in nine consecutive quarterly installments.

Loan Agreement with IRSA

On December 22, 2014, IRSA sold the Acquired Properties to us. The total purchase price was US$308.0 million, US$61.6 million of which we have already paid. The balance of US$246.4 million has been financed by IRSA at an annual interest rate of 8.5%, and is due and payable in two equal installments of principal in 2017 and 2020.

Issuance of Series I Notes

On September 18, 2015 we issued Series I Notes under our Global Note Program in an aggregate principal amount of Ps.407,260,000. Series I Notes have a maturity of 18 months from its issue date, and will bear a mixed interest rate of 26,5% per year during the first three months, and Private Badlar Rate (Tasa Badlar Privada) plus 400 bps per year during the remaining period, playable on a quarterly basis. For more information please see “Recent Developments”.

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

D. Trend Information

International Outlook:

As reported by the International Monetary Fund (“IMF”) in its “World Economic Outlook” (“WEO”), global activity increased by 3.4% in 2014, and world growth is expected to reach 3.5% in 2015 and 3.8% in 2016. From 2015 to 2016, developed economies are expected to grow at values a bit in excess of 2%, driven by the growth in the United States of 3.1%, and in the Euro area, of 1.5%.

Emerging and developing economies have recorded growth rates similar to those seen last year, and they are expected to grow 4.06% and 4.85% by the end of 2015 and 2016. The recovery of developed economies and the subsequent positive impact on trade it is still to be confirmed, although it could be lessened by lower commodity prices.

During 2013 and 2014, the financial markets generally continued their pickup after their lower performance of 2011. The MSCI World index showed strong recovery during 2013, less strong recovery during 2014 and year to date the Index is negative. On the other hand, the MSCI Emerging Markets index follows a negative trend since 2013. The continued currency stimulation programs in the world, led mainly by the FED, have brought most of the upsurge in the developed markets.

Argentine economy:

Argentine growth forecasts were revised down again as compared to those of last year. The IMF reduced its projection for 2014 to 0.5% and projected a slight contraction for 2015 of 0.3%. This correction was mainly due to the deteriorated external financing conditions.

Consumption remained as the main driver of economic activity, as shopping center and supermarket sales grew at rates of 33.3% and 26.1%, respectively, comparing May 2015 and the same last year period.

According to INDEC the unemployment rate was at 6.9% of the economically active population, showing a slight increase of 0.3% on a year-on-year basis in December. In turn, nominal salaries increased 31.5% during the same period.

Compared to the same period of the previous year, industrial activity decreased by 1.3% during the first half of 2015 (removing the seasonal component). Car production fell 11.8% on year-on-year basis in July 2015, the same as car exports, which fell 21.1%.

Regarding the balance of payments, in the first quarter of 2015 the current account deficit reached US$ 3,710 million, with US$ 452 million allocated to the goods and services trade balance, and US$ 3,231 million to the income account, which represents 72% of the foreign direct investment return.

During the past quarter, the financial account showed a surplus of US$ 5,379 million resulting from net income from the non-financial public sector and the BCRA for US$ 3,317 million, from the non-financial private sector for US$ 1,196 million, and from the financial sector for US$ 866 million.

The stock of international Reserves at the beginning of August 2015 stood at US$ 33,915 million, accounting for an increase of 17.4%, compared to last year and after the payment of the sovereign bond, BODEN 15, on October 3, 2015, the stock of foreign currency reserves was US$ 27.7 billion.

Total gross external debt at the closing of March 2015 was estimated at US$ 145,931 million, an increase of US$ 1,840 million compared to the previous quarter.

The non-financial public sector and Argentine Central Bank debt for the quarter was estimated at US$ 78,154 million, an increase of 243 million from the previous quarter. The Argentine Central Bank’s liabilities increased by US$ 2,320 million mainly explained by disbursements and new tranche capitalization of the swap with the Popular Republic of China. The government security and bond outstanding balance diminished by US$ 1,702 million, mainly due to depreciation of the Euro with respect to the U.S. Dollar and to a lesser extent due to secondary market transactions.

The non-financial private debt for the quarter was estimated at US$ 64,931 million, increasing by US$ 1,390 million compared to the previous quarter.

The financial sector debt excluding the Argentine Central Bank was estimated at US$ 2,846 million, showing an increase for the quarter of US$ 207 million.

In connection with the fiscal sector, revenues recorded a year-on-year increase of 33.9% as of May 2015, whereas primary expenditure grew by 34.3%, slightly over the increase in revenues, and was mostly oriented to items related to the sustainment of domestic demand.

In local financial markets, the Private Badlar rate in Pesos ranged from 19% to 23% in the period from July 2014 to June 2015, averaging 20.47% in June 2015 against 22.03% in June 2014. The Argentine Central Bank continued with its controlled floating exchange rate policy: the Peso sustained a 11.7% nominal depreciation in the period from July 2014 to June 2015.

In the fiscal year herein analyzed, Argentina’s country risk, measured as per the Emerging Market Bond Index, decreased by 93 basis points, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 631 basis points in June 2015, compared to the 304 paid by Brazil and the 194 paid by Mexico.

Our Segments

Private consumption continues to be the driver of economic activity. The Consumer Confidence Index (CCI), that measures the purchasing expectations, prepared by the Center for Research in Finances (Centro de Investigación en Finanzas) of the School of Business of Universidad Torcuato Di Tella increased by 30.9% in June 2015 compared to the same month in 2014. The metric stood at the highest level since January 2012, and only 10% below the highest historical record in January 2007. The evolution of the Shopping Centers segment shows evidence thereof. Based on the information released by the Argentine Institute of Censuses and Statistics (“INDEC”), in June 2015 the sales at current prices –without removal of the seasonality component- reached a total amount of Ps. 3,669 million, which represented a 26.5% increase compared to the same month in 2014.

In relation to the office market, according to Colliers International, the A+ and A office inventory in the City of Buenos Aires remained stable during the second quarter of 2015 at 1,646,885 sqm. With regard to the vacancy rate, there was a slight decrease from 8.1% in the first quarter of the year to 7.4% during the second quarter. The A+ buildings show a vacancy rate of 6.5% (6.9% in the previous period) and class A properties showed a vacancy rate of 7.9%, 1.1pp lower than the 9% recorded in the first quarter of 2015.

In terms of available footage, the second quarter of 2015 ended with 120,248 sqm offered for rental, 78% of which is represented by the sub-markets Macrocentro Sur, Zona Norte GBA and Puerto Madero. Net absorption recorded in the second quarter of the year was 12,838 sqm. This value is mainly explained by the performance of class A properties, while during the quarter an aggregate footage of 10,128 sqm has been absorbed. If the geographic distribution of this absorption is analyzed, it can be seen that the sub-market Zona Norte GBA accounts for 69% of this total area. Such area is followed –far behind- by the sub-markets Microcentro and Puerto Madero (accounting for 20 and 18%, respectively). Conversely, in Plaza Roma a negative absorption of 1,105 sqm was recorded, mainly explained by the vacancy of 6 floors in Torre Bouchard. In turn, the sub-markets Macrocentro, Macrocentro Sur and Plaza San Martin did no record changes in absorption, i.e. no new spaces have been occupied or have become vacant in the properties comprising such stock.

Average rental price recorded an increase in the second quarter from US$ 23.8 per square meter to US$ 24.7 per square meter. Upon performing an analysis by building category, it is shown that the average rental price of those in the A+ segment is US$ 26.3 per square meter (US$ 25.5 per square meter in the previous period), while the average price of those in class A is US$ 23.6 per square meter (US$ 22.7 per square meter in the previous quarter). In turn, the sub-market Macrocentro Norte is currently the market with the best prices in the market. The average value of the properties in such area amounts to US$ 31.2 per square meter (vacancy rate 2.8%).

Late in 2015, four new office buildings are expected to be included in the office inventory with a total footage of 44,000 sqm. We expect two of them to be located in the Plaza San Martín sub-market and the remaining ones will be located in Zona Norte C.A.B.A. and Macrocentro Sur. It should be noted that 38% of this new area is expected to be subject to the LEED sustainability standards.

E. Off-Balance Sheet Arrangements

As of June 30, 2015, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of June 30, 2015, which consist of loans, bonds, and development obligations and agreements to purchase real estate. The table does not include deferred income tax liability obligations under operating leases, assignment of credits payable, other accounts payable or costs to be incurred on the units not yet sold.

	Payments due by period
	Less than 1 year	1-2 years	2-3 years	3-4 years	More than 4 years	Total (1)
	(In thousands of Ps.)
Trade and other payables	620,983	1,272	1,269	1,269	7,238	632,031
Borrowings (except Finance lease obligations)	756,178	1,361,977	192,917	190,339	2,436,496	4,937,907
Finance lease obligations	1,381	608	608	-	-	2,597
Total	1,378,542	1,363,857	194,794	191,608	2,443,734	5,572,535

(1) Includes accrued and prospective interest, if applicable

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

As of the date of this annual report, our board of directors is comprised of ten directors and seven alternate directors.

The table below contains certain information relating to our directors and alternate directors:

Name	Date of birth	Office held	Date of appointment to the current office	Term in office expires in (1)	Office held since
Eduardo Sergio Elsztain	01/26/1960	Chairman	2009	2015	1994
Saúl Zang	12/30/1945	First Vice-chairman	2009	2015	2003
Alejandro Gustavo Elsztain	03/31/1966	Executive vice-chairman	2009	2015	2003
Daniel Ricardo Elsztain	12/22/1972	Regular director	2009	2015	2004
Abraham Perelman	04/04/1941	Regular director	2009	2015	2003
Fernando Adrián Elsztain	01/04/1961	Regular director	2009	2015	1998
Leonardo Fabricio Fernández	06/30/1967	Regular director	2009	2015	2007
Enrique Antonini	03/16/1950	Regular director	2009	2015	2007
Gastón Armando Lernoud	06/04/1968	Regular director	2010	2015	2010
Andrés Freire	01/14/1972	Regular director	2012	2015	2011
David Alberto Perednik	11/15/1957	Alternate director	2012	2015	2010
Juan Manuel Quintana	02/11/1966	Alternate director	2009	2015	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate director	2009	2015	2006
Marcos Oscar Barylka	06/29/1945	Alternate director	2009	2015	2006
Salvador Darío Bergel	04/17/1932	Alternate director	2009	2015	2006
Mauricio Wior	10/23/1956	Alternate director	2009	2015	2006
Gabriel Adolfo Gregorio Reznik	11/18/1958	Alternate director	2009	2015	2004

(1) The board members will remain in office until a Shareholders` meeting is convened to reelect them or appoint new board members, which is scheduled to October 30,2015.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA, Consultores Assets Management S.A., Dolphin Netherlands, Arcos del Gourmet S.A., CRESUD, BACS Banco de Crédito & Securitización S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Tarshop S.A., E-Commerce Latina S.A., and Banco Hipotecario S.A., among other companies. He is also Director at IDBD Development Corporation Ltd. He is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain’s and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Chairman at Puerto Retiro S.A. and Vice-chairman of IRSA, Fibesa S.A. and CRESUD, among other companies. He is also director of Banco Hipotecario S.A., Nuevas Fronteras S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas, IDBD Development Corporation Ltd., BACS Banco de Crédito & Securitización S.A., Tarshop S.A. and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires. He is currently Chairman at Fibesa S.A., Cactus Argentina S.A. and Second Vice-chairman of IRSA and CRESUD. In addition, he is Vice-chairman at Nuevas Fronteras S.A. and Hoteles Argentinos S.A. He is also a regular Director at BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Emprendimientos Recoleta S.A. and IDBD Development Corporation Ltd., among other companies. Mr. Alejandro Gustavo Elsztain is brother of our Chairman, Eduardo Sergio Elsztain and of Daniel Ricardo Elsztain. He is also Fernando Adrián Elsztain’s cousin.

Daniel Ricardo Elsztain. Mr. Elsztain obtained a degree in economic sciences at Torcuato Di Tella University and has a Master’s degree in Business Administration. He is also director of Condor Hospitality Trust. He has been our commercial director since 1998. Mr. Elsztain is Mr. Eduardo Sergio Elsztain’s and Mr. Alejandro Gustavo Elsztain’s brother and Fernando Adrian Elsztain’s cousin.

Abraham Perelman. Mr. Perelman studied economic sciences at University of Buenos Aires. For the past thirty years he has been a member of the board of directors of several companies in areas such as communications, electronics, aviation, farm technology, public services and art. He was also the Chairman of ISREX Argentina S.A.

Fernando Adrián Elsztain. Mr. Elsztain studied Architecture at University of Buenos Aires. He has been engaged in the real estate business as consultant and as managing officer of a real estate agency. He is Chairman of the Board of Directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also director of IRSA, Hoteles Argentinos S.A. and alternate director of Banco Hipotecario S.A. and Puerto Retiro S.A. He is the cousin of our Chairman, Eduardo Sergio Elsztain and our directors, Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain.

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

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from Universidad del Salvador in 1992. He finished his master in corporate law at Palermo University (Universidad de Palermo) in 1996. He was a senior associate at Zang, Bergel & Viñes Law Firm until June 2002, when he joined CRESUD as legal counsel manager.

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

Andrés Feire. Mr. Feire obtained a degree in Economics with magna cum laude honors at University of San Andrés in Buenos Aires, Argentina and from Harvard Business School. Mr. Feire co-founded and chaired Officenet and he also co-founded Axialent, where he currently is Chairman of the Board of Directors. He is Chairman of Endeavor Foundation in Argentina, Chairman of the Young Presidents’ Organization (Organización de Presidentes Jóvenes) in Argentina and also member of the board of directors of the Management Committee of Global Young Leaders of The World Economic Forum (Comité de Dirección de los Jóvenes Líderes Globales del Foro Económico Mundial) and member of the Latin American Global Board of The World Economic Forum. He has participated in the Board of Directors of new companies, including Wanako, Coffice Reed Argentina, Restorando, The Mind Company, Estrella Limited, Parque Austral, among other companies.

Juan Manuel Quintana. Mr. Quintana obtained a law degree at University of Buenos Aires. He is a partner at Zang, Bergel & Viñes Law Firm. In addition, he serves as Alternate Director of Nuevas Fronteras S.A. and Emprendimiento Recoleta S.A., among other companies.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from Argentina’s Catholic University where he teaches Commercial Law and Contract Law. He also lectures on Corporate Law, the Law of Contracts and Capital Markets for post-graduate programs. He is a member of the Legal Advisory Committee of Cámara de Sociedades Anónimas as well as Vice President of the Antitrust Law Committee of the Buenos Aires Bar Association (Colegio de Abogados de la Ciudad de Buenos Aires). He is a partner at Zang, Bergel & Viñes Law Firm and a member of the board of directors of Emprendimiento Recoleta S.A., Nuevas Fronteras S.A., and Banco Hipotecario S.A.

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

Salvador Dario Bergel. Mr. Bergel obtained a law degree and a PhD from Universidad del Litoral. He is professor emeritus of Universidad de Buenos Aires and was a founding partner of Zang, Bergel & Viñes Law Firm. He also serves as an alternate director of CRESUD.

Mauricio Wior. Mr. Wior obtained his bachelor’s degrees in Economics and Accounting, and a Master’s Degree in Finance from Tel Aviv University in Israel. Mr. Wior is currently a member of the board of directors of Ertach S.A. and Banco Hipotecario S.A. He has held positions at Bellsouth where he was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); American Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas latinoamericanas (FIEL) and Tzedaka.

Gabriel Adolfo Gregorio Reznik. Mr. Reznik obtained a degree in civil engineering from University of Buenos Aires. He worked for IRSA from 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is regular Director of Emprendimiento Recoleta S.A., Puerto Retiro S.A., and member of the board of directors of Banco Hipotecario S.A., among others.

Employment Contracts With Our Directors

     We do not have written contracts with our directors. However, Alejandro G. Elsztain, Fernando A. Elsztain, Daniel R. Elsztain, Eduardo S. Elsztain and Saúl Zang are employed by us under the Labor Contract Law No.20,744. In addition, our director Gaston Armando Lernoud and our alternate director David Alberto Perednik provide services to us under the corporate services agreement.

Law No.20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

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

The Executive Committee is in charge of the daily management of the activities delegated by the Board of Directors in conformity with current laws and our by-laws. Our by-laws authorize the Executive Committee to perform the following:

•	designate managers and establish their duties and compensation;
•	grant and revoke powers on our behalf;
•	hire, impose disciplinary measures and terminate personnel, as well as determine salaries and compensation;
•	enter into contracts related to our activity;
•	manage our assets;
•	execute credit agreements relating to our activities and create liens to secure our obligations; and
•	engage in all the acts necessary to manage our daily activities.

Senior Management

Senior management performs its duties in accordance with the instructions of our board of directors.

The following chart shows information about our current senior management:

Name	Date of birth	Position	Current position held since
Alejandro Gustavo Elsztain	03/31/1966	Chief Executive Officer	2002
Daniel Ricardo Elsztain	12/22/1972	Chief Operating Officer	2011
Matías Gaivironsky	02/23/1976	Chief Financial Officer	2011
David Alberto Perednik	11/15/1957	Chief Administrative Office	2002
Juan José Martinucci	01/31/1972	Chief Commercial Officer	2013

The following is a brief description of each of our managers who are not directors:

Matías Gaivironsky. Matías Gaivironsky obtained a degree in business administration from University of Buenos Aires. He has a master degree in Finance from CEMA University. Since 1997 he has served in different positions at Cresud, IRSA and with us, and he was appointed Chief Financial Officer in December 2011. Formerly, in 2008, he acted as Chief Financial Officer of Tarshop.

Juan José Martinucci. Juan José Martinucci obtained a degree in Business Sciences from Fundación de Altos Estudios, where he graduated as Specialized Technician in Strategical Communication. Later on, he attended the Management Development Program at IAE Business School. With more than 20 years with us, he has served in different managerial positions, from Center Manager in Alto Palermo Shopping to his latest position as Shopping Center Regional Manager for 5 years. Since the beginning of 2013, he serves as Chief Commercial Officer.

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

The following table sets forth information about the members of our Supervisory Committee who were elected at the Annual General Ordinary Shareholders’ Meeting held on October 31, 2014. Positions will expire when the next annual general ordinary shareholders’ meeting takes place which is scheduled for October 30, 2015:

Name and position	Date of birth	Office in IRSA Commercial Properties	Current office held since
José Daniel Abelovich	07/20/1956	Regular syndic	2005
Marcelo Héctor Fuxman	11/30/1955	Regular syndic	2010
Noemí Ivonne Cohn	05/20/1959	Regular syndic	2010
Sergio Leonardo Kolaczyk	11/28/1964	Alternate syndic	2011
Roberto Daniel Murmis	04/07/1959	Alternate syndic	2010
Alicia Graciela Rigueira	12/02/1951	Alternate syndic	2010

Set forth below is a brief biographical description of each member of the Supervisory Committee:

 José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. a firm member of Nexia International, an accounting firm in Argentina. Formerly, he was manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the Supervisory Committees of Cresud S.A.C.I.F. y A., IRSA, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario S.A.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a firm member of Nexia International, an accounting firm in Argentina. He is also member, among others, of the Supervisory Committees of Cresud S.A.C.I.F. y A., IRSA, Inversora Bolívar and Banco Hipotecario S.A.

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires. She is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina, where she works in the audit area. Mrs. Cohn worked in the audit area of Harteneck, Lopez y Cía., Coopers & Lybrand in Argentina and Los Angeles, California. Mrs. Cohn is a member, among others, of the Supervisory Committees of Cresud S.A.C.I.F. y A. and IRSA.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from University of Buenos Aires. He serves at Abelovich, Polano & Asociados S.R.L./Nexia International. He is also an alternate member of the Supervisory Committees of Cresud S.A.C.I.F. y A. and IRSA, among other companies.

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from Buenos Aires University. He is a partner at Abelovich, Polano & Asociados S.R.L, a firm member of Nexia International. He formerly served as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Furthermore, he is a member of the Supervisory Committees of Cresud S.A.C.I.F. y A., IRSA, Futuros y Opciones S.A. and Llao Llao Resorts S.A., among other companies.

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

Audit Committee

In accordance the Capital Markets Law No.26,831 (the “Capital Markets Law”) and the CNV Rules, our board of directors has established an Audit Committee, whose main mission is to assist the board of directors in exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, disclosure of accounting and financial information, management of our business risks, internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of our internal audit and the external auditors. The Audit Committee may, at the request of the Board, render an opinion as to whether transactions between related parties involving relevant amounts can be reasonably considered to have been agreed in arm’s length conditions. In accordance with the applicable rules our Audit Committee must hold sessions at least with the same frequency required to the board of directors (on a three month basis).

Pursuant to the Capital Markets Law and the CNV Rules, our Audit Committee is comprised by three independent directors, which is also in compliance with the requirements laid down by the SEC.

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

At our annual ordinary shareholders meeting held on October 31, 2014, the shareholders agreed to pay an aggregate compensation of Ps.53,6 million to the members of the board of directors for the fiscal year ended June 30, 2014. At the end of this fiscal year, these amounts had been fully paid.

Supervisory Committee

The shareholders’ meeting held on October 31, 2014, approved by a majority vote not to pay any compensation to our Supervisory Committee.

Senior Management

Our senior managers are paid a fixed amount that is determined on the basis of their experience, competencies and background. Senior management is also paid an annual bonus that varies depending on the performance of each individual and on the results of our operations.

For the year ended June 30, 2014, our senior management (including Directors) was paid a total of Ps.14.5 million.

As of June 30, 2015 we had a total of Ps.14.1 million earmarked as pension, retirement and/or similar benefits for our directors and the members of our executive committee, supervisory committee and Audit Committee.

Audit Committee

The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Capitalization Plan

We have a defined contribution plan covering our key managers in Argentina. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and pre-tax contributions of up to 15% of their annual bonuses (“Extraordinary Contributions”). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.2.3 million, Ps.2.2 million and Ps.1.1 million for the years ended June 30, 2014, June 30, 2013 and June 30, 2012, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

1.	ordinary retirement in accordance with applicable labor regulations;

2.	total or permanent incapacity or disability; and

3.	death.

In case of resignation or unjustified termination, the manager may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

Incentive Plan for Managers

    Our Shareholders’ Meetings held on October 31, 2011, October 31, 2012, October 31, 2013 and November 14, 2014 ratified the resolutions approved thereat as regards the incentive plan for the our executive officers, up to 1% of its shareholders’ equity by allocating the same number of own treasury stock (the “Plan”), and delegated on the Board of Directors the broadest powers to fix the price, term, form, modality, opportunity and other conditions to implement such plan.

    We have developed a medium and long term incentive and retention stock program for our management team and key employees under which share-based contributions were calculated based on the annual bonus for the years 2011, 2012, 2013 and 2014.

The beneficiaries under the Plan are invited to participate by the Board of Directors and their decision to access the Plan is voluntary.

In the future, the Participants or their successors in interest will have access to 100% of the benefit (Cresud’s shares contributed by us) in the following cases:

•	if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution ;

•	retirement;

•	total or permanent disability;

•	death.

While participants are part of the program and until the conditions mentioned above are met to receive the shares corresponding to the contributions based on the 2011 to 2013 bonus, participants will receive the economic rights corresponding to the shares assigned to them.

Regarding fiscal year 2014, the program sets forth an extraordinary reward consisting of freely available stock payable in a single opportunity on a date to be determined by us. The date was fixed for June 26, 2015 for payroll employees of IRSA CP, PAMSA, ERSA, ARCOS and FIBESA who received IRSA’s shares.

    In addition, we have decided to grant a bonus to all the personnel with more than two years of seniority and who do not participate in the program described above, which bonus consists of a number of shares equivalent to their compensation for June 2014.

    The shares allocated to the Plan by us are shares purchased in 2009, which the Shareholders’ Meeting held on October 2011 has specifically decided to allocate to this program.

Compensation Committee

There is no compensation committee.

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

Audit Committee

In accordance with Capital Markets Law, and the CNV Rules, our board of directors established an audit committee. The primary function of our Audit Committee is to assist our board of directors in performing its duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issuance of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, the audit committee may be requested by our board of directors to report if the conditions of a related party transaction may be reasonably considered adequate according to normal market conditions. In accordance with the applicable rules our Audit Committee must hold sessions at least with the same frequency required to the board of directors (on a three month basis).

Capital Markets Law and the CNV Rules requires that public companies in Argentina as us must have an Audit Committee comprise of three members of the board of directors, the majority of which must be independent. Notwithstanding, our Audit Committee is comprised by three independent directors in compliance with the requirements of the SEC.

On November 7, 2007, our board of directors appointed Abraham Perelman, Enrique Antonini and Leonardo Fernández, all of them independent board members, as members of the audit committee. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the U.S. Securities Exchange Act of 1934.

Compensation Committee

There is no compensation committee.

D. Employees

As of June 30, 2015 we had 973 employees, out of which 472 employees are subject to collective bargaining agreements. We believe that we are in good relationships with our employees. Our Company subcontracts third parties through tender processes for construction of its development projects and for the provision of security, maintenance and cleaning services at its shopping centers.

The following table shows the number of employees as of the indicated dates:

	Fiscal year ended June 30,
	2015	2014	2013
IRSA Propiedades Comerciales S.A.(1)	827	730	624
Emprendimiento Recoleta S.A.	29	28	38
Fibesa S.A.	22	24	27
Panamerican Mall S.A.	71	73	78
Arcos del Gourmet S.A.	8	1	4
Nuevo Puerto Santa Fe S.A.	16	16	16
Total	973	872	787

(1)
In January 2010 and January 2014 we assigned administrative employees to Cresud under the Agreement for the Exchange of Corporate Services. For further information, see “Related Party Transactions”. In April and May 2015, the employees assigned to IRSA related to operation of buildings and the Real Estate division was transferred to the Company as part of the transferred office assets made on December 22, 2014. For more information see Item 4.A History and Development of the Company.

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2015.

Share Ownership
Name	Position	Amount		Percentage
(in thousands)
Directors
Eduardo Sergio Elsztain	Chairman	1,207,272	(1)	95.8	% (1)
Saúl Zang	First Vice Chairman	-		-
Alejandro Gustavo Elsztain	Executive Vice Chairman / Chief Executive Officer	1,615		0.1%
Daniel Ricardo Elsztain	Director / Chief Operating Officer	102		0.0%
Abraham Perelman	Director	-		-
Fernando Adrián Elsztain	Director	-		-
Leonardo Fabricio Fernández	Director	-		-
Enrique Antonini	Director	-		-
Gastón Armando Lernoud	Director	17		0.0%
Andrés Freire	Director	-		-
David Alberto Perednik	Alternate Director / Chief Administrative Officer	19		0.0%
Pablo Daniel Vergara del Carril	Alternate Director	28		0.0%
Marcos Oscar Barylka	Alternate Director	-		-
Salvador Darío Bergel	Alternate Director	-		-
Mauricio Wior	Alternate Director	-		-
Gabriel A.G. Reznik	Alternate Director	-		-
Juan Manuel Quintana	Alternate Director	-		-
Senior Management
Matias Gaivironsky	Chief Financial Officer	9		0.0%
Juan José Martinucci	Chief Commercial Officer	-		-
Supervisory Committee
José Daniel Abelovich	Member	-		-
Marcelo Héctor Fuxman	Member	-		-
Noemi Cohn	Member	-		-
Sergio Leonardo Kolaczyk	Alternate Member	-		-
Roberto Daniel Murmis	Alternate Member	-		-
Alicia Graciela Rigueira	Alternate Member	-		-

(1)
Mr. Eduardo S. Elsztain, chairman of our board of directors, is the beneficial owner of 187,771,925 common shares of Cresud representing 37.4% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud as of June 30, 2015 owns 64.3% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 64.3% of IRSA’s common shares (includes (i) 372,112,411 common shares beneficially owned by Cresud, and (ii) 900 common shares owned directly by Mr. Elsztain). Therefore IRSA currently owns 95.8% of our common shares. If Mr. Elsztain were considered the beneficial owner of 64.3% of IRSA, he would be the beneficial owner of 95.8% of our common shares through IRSA.

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

Share Ownership, as of June 30, 2015

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, the ANSES (the Argentine Social Security National Agency) and all our directors and officers as a group, as of the date of this annual report.

	Share Ownership
	Number of common shares	Actual Percentage (1)
	(in thousands)
IRSA	1,207,272	95.8%
Directors and officers excluding Eduardo Elsztain (2)	1,790	0.1%
ANSES	17,393	1.4%
Total	1,226,455	97.3%

(1)	Figures may not sum due to rounding.
(2)	Includes only direct ownership of our directors and senior management, other than Eduardo Elsztain. Information as of June 30, 2015.

Through its ownership of our common stock, IRSA currently has voting control over us and has the power to direct or influence the direction of our management and policies. IRSA is an Argentine real estate company engaged in a range of real estate activities in Argentina. IRSA’s common shares are listed and traded in the MVBA through the BCBA and the NYSE.

As of June 30, 2015, Cresud owns 64.3% of IRSA’s common shares. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares are listed and traded in the MVBA through the BCBA and the NASDAQ.

Mr. Eduardo S. Elsztain, chairman of our board of directors, is the beneficial owner of 187,771,925 common shares of Cresud representing 37.4% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. Cresud as of June 30, 2015 owns 64.30% of IRSA’s common shares. If Mr. Elsztain were considered to control Cresud due to his significant influence over it, he would be considered to be the beneficial owner of 64.3% of IRSA’s common shares (includes (i) 372,112,411 common shares beneficially owned by Cresud, and (ii) 900 common shares owned directly by Mr. Elsztain). Therefore IRSA currently owns 95.8% of our common shares. If Mr. Elsztain were considered the beneficial owner of 64.3% of IRSA, he would be the beneficial owner of 95.8% of our common shares through IRSA.

Changes in Share Ownership

	Share Ownership as of June 30,
Shareholder	2015	2014	2013	2012	2011
IRSA	95.8%	95.7%	95.7%	95.6%	94.9%
Directors and officers	0.1%	0.1%	0.1%	0.1%	0.1%
ANSES	1.4%	1.4%	1.4%	1.4%	1.4%

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2015, we had common shares 1,260,140,508 issued and outstanding of which 1,185,270,908 (or 94.1%) were held in Argentina. As of June 30, 2015, we had 1,871,740 ADS outstanding (representing 74,869,600 of our common shares, or 5.9% of all of our common shares). As of such date, we had eight registered holders of our ADS in the United States.

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

Lease of our Headquarters

Our headquarters are located at Intercontinental Plaza Building, located at 877 Moreno St. in the Autonomous City of Buenos Aires, which belongs to us since December 2014, for more information about the acquisition of the Intercontinental Plaza Building, see Item 4.A. History and Development of the Company. IRSA leases part of the second floor of the Intercontinental Plaza Building, on a lease that extends up to 2017. The monthly lease payment is US$7.7 thousands plus maintenance fees and the applicable taxes and charges in proportion to the leased space. Additionally, Cresud leases part of the second, 22 and 24 floors. This lease extends up to 2016 and 2017. The monthly lease is US$ 26.4 thousands plus maintenance fees and the applicable taxes and charges in proportion to the leased space.

In addition IRSA leases us a space in the Abasto shopping center. The agreement is valid until 2016. The monthly lease payment is US$19.0 thousands, plus a fixed amount for common expenses.

Tarshop, leases from us three floors and certain parking lot spaces of our building located at 652 Suipacha St. The term of this lease extends up to 2017. The monthly lease payment is US$52.1 thousands plus maintenance fees and the applicable taxes and charges in proportion to the leased space.

Lease of our Chairman’s offices

Our Chairman’s offices are located at 108 Bolívar St., in the Autonomous City of Buenos Aires. We have leased this property from Isaac Elsztain e Hijos S.C.A., a company controlled by certain relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our Directors, and certain of his relatives.

A lease agreement was executed among us, IRSA, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004, which is due in March 2017 and has a monthly payment lease of US$5 thousands, is distributed among the parties in equal proportion.

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

In this regard, on June 30, 2004, IRSA, Cresud and us, entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, March 12, 2010, July 11, 2011, October 15, 2012, November 12, 2013, February 24, 2014 and February 18, 2015.

The agreement for the exchange of corporate services among IRSA, Cresud and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, administration and control, insurance, contracts, technical, infrastructure and services, purchases, architecture and design and development and works department, real estate, hotels, board of directors, board of directors of the real estate business, general management department, security, audit committee, real estate administration, human resources of the real estate business, fraud prevention, internal audit, administration of the agribusiness investments environment and quality, among others.

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

Agreement for the lease or use of spaces in Shopping Centers

We regularly lease different spaces in our Shopping Centers (stores, stands, storage units and/or advertising spaces) to related parties such as Tarshop or Banco Hipotecario, among others.

The lease agreements generally have a three year term with monthly payments, percentages of participation over the maintenance fees and over the collective promotion fund, and the payment of expenses and taxes. The monthly payment is indexed on an annual basis. The agreements also establish the payment of a right of admission and a special payment regarding the collective promotion fund which is paid at the beginning of each agreement.

The right to use the stands located in the shopping centers generally is given by use permit agreements or, in particular cases, comodato agreements. In the first case, the agreements have a term that might be of one or two years, establish monthly payments and a down payment used for the payment of maintenance fees and the applicable charges to the collective promotion fund and the applicable taxes and charges in proportion to the leased space. In the comodato agreements, the gratuitous bailee is in charge of any maintenance fees and expenses related to the stand, but has not any monthly lease payment or any fee related to the collective promotion fund.

Regarding the storage units, these agreements are accessory to the lease of stores or the use of the stands, so as a consequence, their term matches the term of the main agreement. These agreements only establish the payment of a monthly lease, which is indexed on an annual basis, and does not include the payment of fees to the collective promotion fund or maintenance fees.

Moreover, we and our controlling companies offer different spaces located in our shopping centers for advertising of different businesses, brands and/or products (non-traditional advertising). The taxes generated due to the execution of these agreements are generally burden by the counterparty.

Lease of offices to Fibesa S.A.

Fibesa S.A. leases a floor in the Intercontinental Plaza Building, located in 877 Moreno St., of the Autonomous City of Buenos Aires, for a monthly amount of US$11.6 thousands plus maintenance fees, in proportion to the lease space. This agreement extends up to 2017.

Special reimbursement with different payment methods

We and our related parties undertake different commercial actions and promotions intended to promote the influx and consumption of the public in our shopping centers.

In some particular promotions it is offered, in specific dates or periods, different discount rates to the clients and/or financing plans with zero interest rates. We and our related parties entered into agreements with different financial entities, including among others, related parties such as Banco Hipotecario and Tarshop.

These agreements generally establish different reimbursement rates to those costumers that do purchases in all the shops that are part of them using the payment methods specified by each financial entity and, in certain opportunities, additional financing plans with zero interest rates. The costs of the reimbursements given to the customers generally are distributed proportionally among the tenants of the shops and the financial entities, while the cost of the financing at zero interest rate is assumed by the financial entities. We and our related parties act as intermediaries, making sure that the tenants adhere to the plan and advertising of these promotions. This operation doesn’t generate any cash influx or transfer of income or cost between us and our related parties.

Hospitality Services

We and our related parties hire, in certain occasions, hotel services and lease conference rooms for events to Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., subsidiaries of IRSA.

Occasionally, we and our related parties acquire rights to stay in the hotels of those companies, for their use in different corporate or promotional activities. As of June 30, 2015 and June 30, 2014, we and our related party had 128 and 723, days accommodation pending of utilization.

Sale of Advertising Space in Media

We and our related parties usually execute agreements with third parties by which we sell/acquire, for their future use rights to advertise in media (TV, radio, newspapers, etc.) that are later used in advertising campaigns.

Repurchase of our Convertible Notes

Our Convertible Notes originally matured on July 19, 2006. But a meeting of noteholders resolved to extend the maturity date of such Convertible Notes through July 19, 2014, the remaining terms and conditions remain unchanged. The Convertible Notes accrue interest (payable semi-annually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into shares of our common stock, par value of Ps.0.10. The conversion rate per U.S. Dollar is the lesser of Ps.3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of our common shares.

On December 31, 2012, the outstanding principal amount of such convertible notes was US$ 31.8 million, and IRSA owned US$31.7 million principal amount of such convertible note on such date. On January 14, 2013, IRSA accepted the repurchase offer submitted by us for an amount face value of US$31.7 million, for a total price of US$35.4 million. On January 15, 2013, we paid to IRSA the amount of Ps.175.2 million.

Our Convertible Notes expired on July 19,2014.

Loan agreements with Banco Hipotecario

As of June 30, 2015 we have loans from Banco Hipotecario for a total amount of approximately Ps.15.8 million, under the credit facility for production investment, with an average interest rate of 15.2%, for more information, please see “Liquidity and Capital Resources Exchange Rates and Exchange Controls - Indebtedness”. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

Master agreement for U.S. Dollar-denominated forward transactions with Banco Hipotecario

We entered into a master agreement for the performance of dollar-denominated forward transactions with Banco Hipotecario. This master agreement provides that the parties may carry out this type of transactions by fixing a certain forward price (the “Agreed Price”). Such transactions are settled in cash by paying the difference between the Agreed Price and the quoted price of the U.S. Dollar on the settlement date. As of June 30, 2015 we have not derivative financial instruments from Banco Hipotecario.

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

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and who’s Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Our Chairman Eduardo S. Elsztain is also the Chairman of IRSA. Fundación IRSA has used the available area to house a museum called “Museo de los Niños, Abasto,” an interactive learning center for both children and adults which was opened to the public in April 1999. On September 27, 1999 Fundación IRSA assigned and transferred at no cost, the Museo de los Niños, Abasto’s total rights and obligations to Fundación Museo de los Niños.

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

During the fiscal year ended June 30, 2015, 2014 and 2013, we donated Ps.1.7 million, Ps.3.2 million and Ps.1.4 million, respectively.

Line of Credit granted to IRSA

In November 2012, we entered into an agreement by which we granted a line of credit for up to US$14.5 million for a period of one year at a rate of 5.5% to IRSA. In November, 2013, the line of credit was renewed and in April 2014, was extended for up to a total amount of US$20 million.

On June 25, 2014, owe have extended the line of credit, for up to US$60 million, due June 2015, at a Libor 1 year rate plus 3.0%. Additionally, the parties involved in the agreement were modified, including us and any of our subsidiaries as lenders and as borrowers IRSA and Tyrus.

Consequently, as of June 30, 2014, disbursements were made from ERSA to Tyrus of US$2.6 million, from us to Tyrus of US$10.6 million, and from PAMSA to Tyrus of US$10.2 million. As of June 30, 2015 the amounts described above were cancelled.

As of June 30, 2015, the total amount granted from us to IRSA amounts to US$4.2 million.

Lease of shopping centers

During the first quarter of the year 2015, began the term of the lease agreement entered into by Arcos del Gourmet (landlord) and us (tenant) for the lease and commercial exploitation of certain sectors of “Distrito Arcos”, for a term of five years. The price of the lease was established in the amount of Pesos paid for the improvements made by the tenant in this property, until the completion of the shopping center that was registered and recognized on January 2015.

Moreover, during the month of January 2015 an addendum to the lease agreement entered into by us (tenant) and Shopping Neuquen S.A. (landlord) for the lease and commercial exploitation of the “Alto Comahue” complex, for a term of 10 years. The global price for this lease was originally set as a fixed amount (that has been recognized since the beginning of this agreement) and a variable amount that has been defined as follows: “the amount of Pesos paid for the improvements made by the tenant in the property until the completion of the shopping center”.

Debt assignment

During the month of December 2014, we acquired the obligations arising from a line of credit for US$13.1 million that Panamerican Mall S.A. had granted to Tyrus, a subsidiary of IRSA. As a result, we assumed the obligations of Tyrus as debtor in such line of credit.

Investment in mutual funds of BACS Administradora de Activos S.A. S.G.F.C.I.

We invest from time to time our liquid fund in mutual funds administrated by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecarios. As of June 30, 2015, our investments in the mutual funds administrated by BACS Administradora de Activos S.A. S.G.F.C.I. amounted to Ps.28.7 million.

Legal Services

During the fiscal years ended June 30, 2015, 2014 and 2013, we and our subsidiaries paid Zang, Bergel & Viñes Abogados an aggregate amount of approximately Ps.2.1, Ps.2.2 million and Ps.1.7 million, respectively, as payment for legal services. Our Vice-Chairman Saúl Zang, our alternate directors Juan M. Quintana, Salvador D. Bergel, and Pablo D. Vergara del Carril, are members of Zang, Bergel & Viñes Abogados.

Acquisition of investment properties from IRSA

On December 22, 2014, we acquired from IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina.

The total amount of the transaction was US$308 million, US$61.6 million of which have already been paid, and the balance of US$246.4 million has been financed at an annual effective rate of 8.5% maturing on January 23, 2017 and July 13, 2020.

Loan Agreement with Nuevo Puerto Santa Fe S.A.

On June 30, 2014, we entered into an intercompany loan agreement with Nuevo Puerto Santa Fe S.A. at a variable interest rate of Badlar plus 300 basis points. As of June 30, 2015, the outstanding amount was Ps. 7.8 million (includes accrued interest).

Related party Agreement with PAMSA

On December 1, 2006, we entered into an administration agreement with PAMSA. The management fee set forth in such agreement amounts to 12% of revenues from common maintenance expenses and collective promotion fund, plus 12% of capital expenditures and maintenance cost of the Dot and adjoining buildings.

Transfer of tax credits

During the fiscal year ended June 30, 2015, “Exportaciones Agroindustriales S.A.” (EAASA) (a company controlled by Cresud S.A.C.I.F. y A.) and Cresud S.A.C.I.F. y A., assigned upon IRSA Propiedades Comerciales S.A., Ps.30.4 million and Ps.1.63 million, respectively, corresponding to Value Added Tax export refunds related to such company’s business activity.

C. Interests of Experts and Counsel

This section is not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

Legal or Arbitration Proceedings

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested that the City of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. Neuquén´s Executive Branch previously rejected this request under Executive Branch Decree No. 1437/2002 which also established the expiration of the rights arising from Ordinance 5178 due to not building the shopping center in time, including the loss of the land and of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms for the construction of the shopping center, taking into account the economic situation at that time and including reasonable short and medium term projections. Neuquén´s Executive Branch rejected this request in their Executive Branch Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Executive Branch Decrees 1,437/2002 and 585/2003 issued by the City Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

On December 13, 2006, while the case was under study in the Argentine Supreme Court, Shopping Neuquén signed an agreement with both the City and the Province of Neuquén that put an end to the lawsuit between them and stipulated a new timetable for construction of the commercial and housing enterprises (the “Agreement”). Also, Shopping Neuquén was permitted to transfer certain parcels to third parties so that each participant in the commercial development to be constructed would be able to build on its own land, with the exception of the land in which the shopping center would be constructed. The Legislative Council of the City of Neuquén duly ratified the Agreement. The City Executive Branch promulgated the ordinance issued on February 12, 2007.

The only pending issue was the determination of the City of Neuquén attorneys’ fees that were to be borne by Shopping Neuquén. As the date of their annual report Shopping Neuquén came to an agreement or paid all of the City´s lawyers but one, with whom the amount of the pending fees are being contested in Court.

Shopping Neuquén finished the construction and opened the shopping center in March, 2015, obtaining also all necessary provincial and city authorizations for it.

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

On the other hand, there is another judicial process currently being heard entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo”. On August 29, 2014 the lower court rendered a decision rejecting the case.This resolution was appealed but afterwards, confirmed in December, 2014. Therefore, on December 18th, 2014, the “Arcos” Project was opened to the public, operating normally nowadays.

Moreover, on May 18th, 2015 we were notified of the revocation of the Agreement for the Reorganization for Use and Exploitation Nº AF000261 (“Contrato de Readecuación de Concesión de Uso y Explotación NºAF000261”  issued by the Agency for the Management of the State Assets (“Agencia de Administración de Bienes del Estado” or “AABE”) through Resolution Nº 170/2014. This Resolution was not enacted due to breach of contract by Arcos del Gourmet nor it has implied up to the date of this annual report the interruption of the economic exploitation neither of the functioning of the shopping center that we operate there. We have filed the proper administrative and judicial motions to revoke the Resolution and as of the date of this annual report these proceedings are ongoing.

Notwithstanding the aforesaid, the Federación de Comercio e Industria de la Ciudad de Buenos Aires has filed a motion for the uphold of the injunction. On March 17th, 2015 this request was rejected. As a consequence, it has filed a complaint appeal, process that has not been terminated yet.

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

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment. See “Exchange Rates”:

Year	Cash dividends	Share dividends	Total per share
	(Ps. )	(Ps.)	(Ps.)
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469

B. Significant changes

Shareholders ‘Meeting:

Our 2015 annual meeting of shareholders will be held on October 30, 2015, in order to consider and approve, among others, (i) treatment and allocation of the income for the fiscal year ended on June 30, 2015. Consideration of payment of dividends in cash up to the amount of Ps. 283.6 million, (ii) consideration of Board of Director’s compensation corresponding to fiscal year ended June 30, 2015, (iii) consideration of the Supervisory Committee‘s compensation for the fiscal year ended on June 30, 2015, (iv) appointment of Certifying Accountant for the next fiscal year and determination of his/ her compensation, (v) Consideration of an increase in the amount of the Global Program for the Issuance of Simple Notes up to a maximum outstanding amount of US$500.0 million (or its equivalent in other currencies) the creation of which was approved by Shareholders’ Meetings dated October 31st, 2011 and March 26th, 2015, in an additional amount of up to US$ 100.0 million (or its equivalent in other currencies), and (vi) appointment of members of the Board of Directors and Supervisory Committee.

ITEM 9.	The Offer and Listing

A. The offer and listing details

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

As of June 30, 2015, our outstanding capital stock consists of 1,260,140,508 shares of common stock, Ps. 0.1 face value per share.

Our common stock has one vote per share. All of the shares of our common stock are validly issued, fully paid and non-assessable.

Price history of our stock

Our common shares are listed and traded on the MVBA through the BCBA (MVBA:“IRCP”). Each common share listed on the MVBA represents 10 shares of common stock. Our shares are listed on the BCBA (currently the MVBA) since March 26, 1996. Each ADS represents 40 shares of common stock. ADSs in custody are listed and traded on the NASDAQ Global Market under the symbol “IRCP”. Our ADSs were listed on the NASDAQ on November 15, 2000, and they were issued by the Bank of New York Mellon acting as depository of the ADSs. The following chart shows, for the period indicated, the maximum and minimum closing listed prices of our common shares on the MVBA and of our ADSs on the NASDAQ.

	MVBA			NASDAQ
	Ps. Per 10 shares			US$ Per ADS
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2011
1st Quarter	108,416	9.70	8.50	46,601	10.94	8.50
2nd Quarter	149,126	16.50	9.70	235,469	18.00	10.02
3rd Quarter	60,019	7.50	13.80	86,673	17.20	13.25
4th Quarter	167,940	26.40	14.20	264,212	24.20	13.40
Annual	485,501	26.40	8.50	632,955	24.20	8.50
Fiscal Year 2012
1st Quarter	18,037	23.00	17.50	248,393	22.77	14.20
2nd Quarter	39,489	19.00	14.10	266,017	17.39	12.30
3rd Quarter	22,318	25.00	16.90	168,934	20.98	13.25
4th Quarter	63,243	23.00	17.00	318,674	18.55	10.42
Annual	143,087	25.00	14.10	1,002,018	22.77	10.42
Fiscal Year 2013
1st Quarter	5,871	22.50	20.00	99,866	15.74	12.15
2nd Quarter	90,077	28.00	22.55	188,528	17.00	15.00
3rd Quarter	17,519	34.00	27.50	156,742	17.73	13.78
4th Quarter	11,772	34.00	30.00	127,352	16.50	13.68
Annual	125,239	34.00	20.00	572,488	17.73	12.15
Fiscal Year 2014
1st Quarter	11,197	41.00	31.50	102,359	19.27	15.78
2nd Quarter	12,974	55.00	45.00	175,356	23.40	18.85
3rd Quarter	18,962	54.00	41.00	141,499	23.30	15.30
4th Quarter	9,884	53.00	41.20	110,745	22.52	17.40
Annual	53,017	55.00	31.50	529,959	23.40	15.30
Fiscal Year 2015
1st Quarter	17,546	80.00	47.50	80,099	23.00	19.75
2nd Quarter	24,189	77.00	58.00	78,402	23.00	17.95
3rd Quarter	9,817	89.00	60.00	81,134	38.00	22.60
4th Quarter	22,237	95.00	87.00	46,710	35.00	29.00
Annual	73,789	95.00	47.50	286,345	38.00	17.95
Fiscal Year 2016
1st Quarter	28,119	120.00	90.00	49,801	35.00	24.75
July 2015	9,820	95.00	88.00	6,164	33.00	30.00
August 2015	1,368	99.00	90.00	23,183	31.50	29.00
September 2015	16,931	120.00	90.00	20,454	34.55	31.00
As of October 14, 2015	5,789	120.00	119.00	8,421	36.00	33.50

 Source: Bloomberg

Due to the aggregate ownership of approximately 95.8% as of June 30, 2015 by our principal shareholder, the liquidity of our common shares is restricted and may frequently cause our stock not to be traded daily.

 B. Plan of Distribution

This section is not applicable.

C. Markets

Argentine Securities Markets

In December 2012 the Argentine government has enacted a new Capital Markets Law, which sets out the rules to govern capital markets, its players, and the securities traded therein subject to the CNV regulation and monitoring.

On September 5, 2013, the CNV has enacted the CNV Rules, by virtue of which it regulates the new provisions of the Capital Markets Law for issuers of securities, in regard to the initial public offering and reporting duties.

Almost all the provisions of the former Decree No.677/2011 (the “Transparency Decree”) have been incorporated in the Capital Markets Law and in the CNV Rules. The Capital Markets Law provides rules and provisions guided by the following goals and principles:

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

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions of the Capital Markets Law, and the CNV Rules among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the Ministerio de Economía y Finanzas Públicas (Ministry of Economy and Public Finance), which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Markets Law.

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

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with IFRS, as issued by the IASB (excluding financial institutions under the supervision of the Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

In Argentina, debt and equity securities traded on an exchange must, unless otherwise instructed by their shareholders, be deposited with a Central Securities Depository, in Argentina. Currently the only depositary authorized to act in accordance with the Capital Markets Law and CNV Rules is Caja de Valores S.A. a corporation owned by the BCBA, the MVBA and certain provincial exchange, and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Before the enactment of the Capital Markets Law and the CNV Rules there were 12 securities exchanges in Argentina, which were located in the City of Buenos Aires, Bahía Blanca, Chaco, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Salta, Santa Fe, and Tucumán. Six of these exchanges (the BASE, Rosario, Córdoba, La Rioja, Mendoza, and Santa Fe) had affiliated stock markets in accordance with the requirements of Law No.17,811 which was derogated by the Capital Markets Law.

Pursuant to the Capital Markets Law, the CNV has authorized 6 stock markets since September 2014, which are: Mercado Abierto Electrónico S.A. (“MAE”), Mercado a Término de Buenos Aires S.A., Mercado a Término de Rosario S.A., MVBA., Mercado de Valores de Córdoba S.A. y Mercado Argentino de Valores S.A.

The principal exchange for the Argentine securities market under the previous legislation was the BCBA. Under the new Capital Markets Law the BCBA has been authorized to operate as qualified entity, under the appointment of the MVBA. As a result of the foregoing, the MVBA is currently the principal exchange market in Argentina in which the securities are listed.

The MVBA is a corporation consisting of 183 shareholders who used to be the sole and exclusive individuals or entities authorized to trade in the MVBA, either as principals or agents, before Capital Markets Law became into force. Since then, all agents registered and authorized to act as intermediaries by the CNV will be able to trade in any securities exchange, including the BCBA as long as they obtain a membership of such stock exchange, not applying any longer the requirements to be a shareholder of such stock exchange.

The securities that may be listed on the MVBA are: stocks, corporate bonds, convertible corporate bonds, close-ended investment funds, financial trust, indexes, derivatives and public bonds. The MVBA is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the CNV.

Another relevant exchange of the securities market in Argentina is the MAE, which was recently authorized to operate by the CNV under the new regulations. The MAE works as an electronic platform to process Over the Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts. MAE brokers/dealers members, include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be the MAE’s brokers/dealers. Securities to be traded must be registered with the pertinent supervising authorities and may be traded in the MAE, in other exchanges or in both of them concurrently.

Argentina’s equity markets have historically been composed of individual investors, though in recent years there has been an increase in the level of investment by banks and insurance companies in these markets; however, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation.

Information regarding the BCBA

	As of June 30,
	2015	2014
Market capitalization (Ps. billion)	4,025	3,957
Average daily trading volume (1) (Ps. million)	149.6	200.5
Number of listed companies	99	104

(1) During the month of June.

Although companies may list all of their capital stock on the MVBA, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the MVBA. As of June 30, 2015, approximately 99 companies had equity securities listed on the MVBA. The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Merval Index experienced a 30.1% decrease in 2011, a 15.9% increase in 2012, a 88.9% increase in 2013, a 59.1% increase in 2014 and a 35.9%increase during the six months of 2015. In order to control price volatility, the MVBA operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

NASDAQ Stock Market

Our ADSs are listed and traded in the NASDAQ Global Market under the trading symbol “IRCP”.

D. Selling Shareholders

This section is not applicable.

E. Dilution

This section is not applicable.

F. Expenses of the Issue

This section is not applicable.

ITEM 10.	Additional Information

A. Share Capital

This section is not applicable.

B. Memorandum and Articles of Association

Our corporate purpose

Our legal name is “IRSA Propiedades Comerciales S.A.”. Our former legal name was Alto Palermo S.A. (APSA), which was modified by the decision of the Extraordinary General Shareholder meeting held on February 5, 2015. We were organized and incorporated on August 29, 1889 under Argentine law as a stock corporation (Sociedad Anónima). Our by-laws were registered in the public registry of commerce of the city of Buenos Aires, currently named the Superintendence of Corporations (Inspección General de Justicia) on February 27, 1976 under number 323, on page 6, book 85 of the stock corporations volume. Pursuant to our bylaws, our term of duration expires on August 28, 2087. Article 4 of our bylaws defines our corporate purpose as follows:

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

The Argentine Corporations Law No.19,550 establishes in Section 271 that directors may enter into agreements with the company, that concern the business in which the company engages, always provided that they are entered into under market conditions. The agreements that do not fulfill the requirements mentioned above may only be executed with the prior approval of the board of directors.

Furthermore, the Capital Markets Law in Section 72 states for companies authorized in the public offer regime, that any acts performed or contracts executed between the company and a related party and involving a significant amount shall be performed or executed pursuant to the procedure set forth below:

a)	A “related party” shall mean any of the following persons with respect to the issuer:

i)
Directors, members of the supervisory body or surveillance committee, as well as chief executive officers or special managers of the issuing company appointed under section 270 of Argentine Companies Law No.19,550;

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

Ownership threshold above which ownership should be disclosed

The CNV Rules requires that transactions, which cause a person’s holdings of capital stock of a registered Argentine company, to equal or exceed 5% of the voting power, should be immediately notified to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

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

On the shareholders’ meeting held on February 5, 2015, our shareholders decided to amend Section One of the by-laws in order to modify our legal name to IRSA Propiedades Comerciales S.A. Such amendment is attached here to as Exhibit 1.4.

C. Material Contracts

We have not entered into any material contracts outside the ordinary course of business other than those contracts described in the Related Party Transactions and Our Indebtedness Sections contained in this annual report.

D. Exchange Controls

Foreign Currency Regulation

All transactions involving the purchase and sale of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the Central Bank supervises the purchase and sale of foreign currency. Under Decree No.260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Argentine Central Bank. Under Communication “A” 3471, as amended, the Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

Outflow and Inflow of Capital

Inflow of capital

Under Argentine Foreign Investment Law No.21,382, as amended, and the wording restated under Executive Branch Decree No. 1853/1993, the purchase of stock of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine “foreign capital” company (as defined under the Foreign Investment Law) represents a foreign investment.

Under Decree No.616/2005, as amended, the Argentine government imposed certain restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market, including that inflowing new indebtedness and debt renewals by persons domiciled abroad must be agreed and cancelled within periods not shorter than 365 calendar days, irrespective of the method of payment. Additionally, such debt may not be prepaid before the lapse of such period. Such restrictions do not apply to (i) foreign trade financing, or (ii) primary public offering of equity or debt instruments issued under the public offering procedure and listed on self-regulated markets.

Pursuant to Communication “A” 4359, as amended, which regulated the Decree No.616/2005, a registered, non-transferable and non-interest bearing deposit must be kept in Argentina for a period of 365 calendar days, in an amount equal to 30% of any inflow of funds into the domestic exchange market arising from (i) foreign debt (excluding foreign trade); and (ii) purchase of interests in Argentine companies that are not listed on self-regulated markets, except for direct investments and other transactions that may result in the inflow of foreign currency, or in indebtedness of a resident towards a nonresident. However, primary debt offerings by means of public offerings which are listed on a self-regulated market are exempted from such requirements. The mandatory deposit must be made in U.S. Dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral of any type of credit transactions.

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

With respect to item v), there are some requirements aiming to comply with the accurate capitalization of the direct investment contribution regarding the actual capitalization and registration of the contribution with the Public Registry of Commerce in a term of 540 calendar days, otherwise, the mandatory deposit shall be made within 10 calendar days. This term shall be considered from the date in which the local company resolves not to accept the contribution and/or the rejection and/or suspension thereof. Regarding the sale of interest in the capital stock of a local company by a direct investor, it shall be required the filing of the sale and purchase agreement or the public offer of acquisition, as the case may be. Within 20 business days of the settlement of the transaction through the MULC, it shall be required the filing of the registration of the amendment to the by-laws with the Public Registry of Commerce or a legalized copy of the Ledger Book, depending on the type of company (corporation or limited liability company).

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

As result of the enactment of Communication “A” 5604, dated on July 10, 2014, which introduced item 2.7. in the Communication “A” 5526 as it is mentioned below, which in turn was modified by Communication “A” 5643, including direct investments, and the latter modified by Communication “A” 5692, direct investments made by nonresidents to local companies, shall be maintained in local account in foreign currency from October 9 until December 31, 2015 to the extent such funds comply with the provisions set forth in item 2.7 of Communication “A” 5526.

Obligation for the settlement of funds through the MULC.

General rules. Exports.

Pursuant to Decree No.1606/2011 any foreign currency derived from foreign trade must be settled through the MULC.

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

Services

Communication “A” 5264 set forth that the payments in foreign currency received by residents for the export of services and payment of losses for insurance policies hired with nonresidents under the applicable rules must be settled through the MULC within fifteen business days as of its collection abroad or locally or its deposit in foreign bank accounts.

Such funds are exempted to be settled through the MULC to the extent such exemption is actually contemplated in the foreign exchange regulations and such amounts are applied for the cancellation of foreign financial indebtedness.

Outflow of capital, including the availability of cash or cash equivalents

Exchange Transactions Inquiry Program

On October 28, 2011, the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, or “AFIP”) established an Exchange Transactions Inquiry Program (“Inquiry Program”) through which the entities authorized by the Central Bank to deal in foreign exchange must inquire and register through an IT system the total Peso amount of each exchange transaction at the moment it is closed.

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

On December 20, 2012, Resolution No. 3421 replaced Resolution No.3356, both enacted by AFIP. The latest one sets forth an unified registration system to be fulfilled for the access to the foreign exchange market, in particular for the outflow of funds made by residents or nonresidents, in whichever purpose or destiny. Such resolution is related with Communications “A” 5245.

Financial Indebtedness

In accordance with Communication “A” 5265, as amended by Communication “A” 5604 (as of July 10, 2014) the transactions arising from financial indebtedness of the financial sector, private non-financial sector and local governments must be settled in the foreign exchange market.

The provisions reach indebtedness with bonds, financial loans and any other transaction by which a disbursement of funds from a non-resident had been carried out. The obligation of settlement through the MULC shall be conducted within 30 calendar days from the date of the disbursement abroad and the transfer shall be deposited in a local bank account.

Any new financial indebtedness paid through the MULC and any debt renewal with financial non-residents and private non-residents shall be settled, maintained and renewed for at least 365 calendar days from the date of the disbursement, and they may not be prepaid before such term, whatever the manner of the cancellation of the obligation with the creditor had been agreed and independently of whether said cancellation is channeled through the MULC or not.

The primary issuance of publicly securities traded in self-regulated markets is exempted of the foregoing provisions.

On January 8, 2015, through Communication “A” 5692, the Argentine Central Bank extended the term established by Communication “A” 5643 through which the conditions established in item 2.7. of the Communication “A” 5526 related to the purchase of foreign currency for the formation of off-shore assets by residents, shall be applied to the financial indebtedness from October 9, 2014 until December 31, 2015. The inflow of funds through this channel shall be subject to provisions set forth in Decree No.616/2005, meaning that mandatory deposit of 30% shall apply. Nevertheless, it shall be considered the final destination of the funds that are exempted from such mandatory deposit (i.e. financial indebtedness with non-resident financial or private sector, to the extend the inflows had been incurred and repaid in an average term no less than two years, including principal and interests and, to the extent, the funds are applied to investment in non-financial assets by the private sector). By this regulation, the funds may be maintained in local account in foreign currency during the term authorized thereof.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

On January 27, 2014, the Central Bank enacted Communication “A” 5526 which abrogated item II of Communication “A” 5318 (as of July 5, 2012) rule that, in turn, had suspended item 4.2. of Communication “A” 5236 (as of October 27, 2011) related to the purchase of foreign currency for the formation of off-shore assets by residents. Communication “A” 5526, by entirely replacing item 4 of Communication “A” 5236 (which regulated the outflow of funds for the formation of off-shore assets for subsequent allocation without specific purposes to individuals who were Argentine residents, legal entities organized in Argentina and trust set up with contributions from the national public sector), made void the restrictions to the foreign exchange market to individuals who are residents, allowing them to purchase foreign currency as savings based on the income declared with the AFIP, prior to a validation system to be accomplished by such individuals. Additionally, the referred rule rearranged and, therefore replaced Annex to Communication “A” 5236.

On July 10, 2014, through Communication “A” 5604, the Central Bank made some additional changes to Communication “A” 5526, including the item 2.7.. This item was amended by Communication “A” 5604 and Communication “A” 5757, the latter dated on May 21, 2015. As a result of such amendments it was set forth that new bond offerings and debt instruments issued under public offering procedure and listed on self-regulated markets by local governments and /or private non-financial sector, that may be considered as external issuance, it shall be allowed the access to the foreign exchange market for the purchase of foreign currency to be deposited in local financial institutions (in a fixed term or special foreign currency account), simultaneously to the settlement of the funds received for the acquisition of such bonds or debt instruments abroad. Such permit shall be made for the total amount of the funds settled through the foreign exchange market and for a term of no longer than 270 calendar days. At least 80% of such funds must be applied to any future needs of net foreign currency required by the company involved. After the due date of 270 calendar days established by the Communication, the funds that had not been used, must be settled through the foreign exchange market within 10 business days. The referred funds shall not be subject to the mandatory deposit of 30% regulated by Communication “A” 4359, as amended

Outflow of funds for payment to non-residents

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

Payment of foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Central Bank and which have restructured their debt with foreign creditors (Decree No.739/2003 and Communication “A” 3940 of the Central Bank).

In general terms, access to MULC for payment of principal, interest and prepayment of financial indebtedness incurred by Argentine residents in the private non-financial sector and financial sector are subject to regulations set forth by Communications “A” 5265 as of January 3, 2012.

The sale of foreign currency for the payment of financial indebtedness must be made through check issued by the resident or debit to the resident local bank account. The financial entity must verify that the reporting system has been complied with in accordance with Communication “A” 3602. Additionally, the payment may only proceed if the funds disbursed remain in Argentina for at least 365 calendar days, in accordance with Decree No.616/2005.

Interest payments: Pursuant to Communication “A” 5264, item 3.7., modified by Communication “A” 5604 on July 10, 2014 (after several amendments since its issuance), the access to the MULC for the purchase of foreign currency to pay interests for financial indebtedness may be made:

a. Up to 10 business day prior to the due date of each interest installment and to pay interest accrued within such interest period;

b. To pay interest accrued from the date of the settlement of the disbursement through the local foreign exchange market; or

c. To pay interest accrued from the date of the actual disbursement; provided that the funds disbursed abroad were credited in correspondent accounts of entities authorized to settle such funds through the local exchange market, within 48 hours from the date of their disbursement.

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

d. with the anticipation of more than 10 business day –partially or full- to the extent the minimum term of 365 days as of the disbursement of the funds has been accomplished and the prepayment is fully offset with the inflow through the MULC of new external financial with international entities and their agencies, official credit entities and financial entities from abroad, to the extent that such cancellation implies a condition for the new indebtedness and/or for the new bond offerings and debt instruments issued under public offering procedure and listed on self-regulated markets, that may be considered as external issuance. In each case, it is a condition: (a) the average term of the new indebtedness is higher than the average term of the outstanding debt that it is prepaid considering both capital and interest, and (b) it may not imply an increase in the present value of the indebtedness for the debtor.

Direct Investment Reporting System

Direct Investments made in Argentina by nonresidents

Under Communication “A” 4237, the Central Bank established a reporting system in connection with direct investments and real estate investments made by nonresidents in Argentina and by residents abroad.

Nonresidents must comply every semester with the above mentioned reporting system if the amount of the investment in Argentina reaches or exceeds US$500,000. If such amount is not reached, the reporting system is optional.

Direct investments made outside Argentina by Argentine residents

Argentine residents are required to meet the reporting system set forth in Communication “A” 4237 every year if the value of their investments abroad reaches or exceeds US$1.0 million and its under US$5.0 million, and every semester if it reaches or exceeds US$5.0 million. If the value of such investments abroad does not reach US$1.0 million, compliance with the reporting system is optional.

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

C. an equivalent to US$5,000 per client and per period of stay in Argentina is not exceeded.

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of Decree No.616/2005, Resolution No.365/2005 of the Ministry of Economy and Production and Criminal Exchange Law No.19,359, as well as the relevant regulations and supplementary provisions. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Central Bank (http://www.bcra.gob.ar).

Money Laundering

Argentine Law No.25,246, as amended by Laws Nos.26,118, 26,268 and 26,683, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law No.26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The money laundering law created the Financial Information Unit (UIF). UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:

a) Crimes related to the traffic and illegal commercialization of drugs (Law No.23,737)

b) Crimes related to arms traffic (Law No.22,415);

c) Crimes related to illegal association or terrorist association

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

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profits organizations, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Argentine Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”; (ii) reporting any suspicious activity or operation and (iii) acting according the Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Money Laundering Law.

On May 8, 2009, and in its capacity as obliged subject under the rules enacted by UIF, the CNV issued Resolution No. 554 which incorporated within the exchange market many provisions aimed at comply with money laundering prevention pursuant to Law No.25,246, as amended. In that regard, such resolution established that any entity subject to the supervision of CNV could only take part in securities transactions if they were ordered by parties that were registered or domiciled in jurisdictions not included in the list of tax havens detailed in Decree No.1344/98. Furthermore, the Resolution provided that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, were allowed only if such agency has signed a memorandum of mutual understanding with the CNV.

On February 2, 2012, Resolution No. 554 was replaced by Resolution No.602 so as to adapt and complement the instructions issued by UIF applying to the entities under the supervision of CNV, including some payment modalities and control proceedings for the reception and deliver of funds to the clients, fixing amounts and instruments to be used. Moreover, such resolution updated the reference to the Decree which referred to tax havens (No.1,037).

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derive from the enactment of the Capital Markets Law and the CNV Rules, which stablished a new regime for the public offer of securities, CNV issued a new re-arranged text of its rules. Through the CNV Rules, the CNV incorporates a new chapter of Money Laundering and Terrorist Financing including dispositions related to the fulfillment of duties to be complied by “Agentes de Negociación”, “Agentes de Liquidación y Compensación”, “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva”, considered as obliged subject under the terms of sections 4, 5 and 22 of article 20 of Law No.25,246. Such agents are obliged to comply with any provision arising from Law No.25,246 and its amendments, regulations enacted by UIF, including decrees of National Executive Power with reference to the decisions adopted by the United Nations Security Council, in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión”); “Agentes de corretaje”, “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Those subjects must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, it must be informed the personal data of the “Compliance Officer” (both regular and alternate).

The CNV Rules provide that the subjects under their jurisdiction, may only take action to transactions in the scope of public offering of securities, stipulated, future or optional contracts of any nature and other instruments and financial products when made or directed by registered, domiciled or domestic subjects or those who reside in dominions, jurisdictions, territories or associated states that appear included in the list of cooperating countries provided in article 2º, subsection b) of Decree No.589/2013.

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

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. In addition, this summary is based, in part, upon representations made by the depositary (the “Depositary”) to us and assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms.

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

Distributions on Common Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions on the common shares or ADSs (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes, if any) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of common shares, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

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

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company” below, upon the sale, exchange or other disposition of common shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the common shares or ADSs, determined in U.S. Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the common shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2015, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

In general, we will be a PFIC for any taxable year in which either (i) at least 75% of the gross income of our company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

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

Alternatively, a United States investor that owns common shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

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

    Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the common shares or the ADSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina, (iv) a permanent business establishment in Argentina owned by a foreign entity and (v) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this annual report, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.

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

On February 7, 2014, the Executive Branch issued Decree No. 2,334/13, which regulates Law No. 26,893.

The changes introduced by Law No. 26,893 are effective from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

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

Resident individuals

           Capital gains obtained by resident individuals from the sale of common shares and other securities are subject to income tax at a 15% rate on net income, unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The amendments introduced by the implementing Decree No. 2,334/13 state that the exemption includes income derived from the sale of common shares and other securities made through a stock exchange market duly authorized by the CNV.

         It is not clear whether the term “includes” (as used in the implementing Decree 2334/2013) means that the exemption only refers to sales of securities made through a stock exchange market duly authorized by the CNV or whether the implementing Decree 2334/2013 intended to clarify that such sales were just one of the possibilities that may be covered by the exemption (in addition to publicly offering authorized securities, as provided in the Argentine Income Tax Law). Certain qualified tax authorities have publicly opined that the exemption exclusively refers to sales of securities made through a stock exchange market duly authorized by the CNV.

Losses arising from the sale, exchange or other disposition of common shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.

Foreign beneficiaries

Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of common shares are subject to income tax, as the abovementioned exemption for common shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of common shares by foreign beneficiaries is subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller´s election. However there is currently no regulation under Argentine law with respect to how this election is made. When both the seller and the buyer are non-residents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred. However, as of the date of this annual report , no regulations have been issued stipulating the withholding and payment mechanism that the non-resident buyer should follow. Notwithstanding the above, based on certain tax precedents, there may be support to argue that gains obtained by a non-resident from the disposal of ADSs should be regarded as foreign source income and, therefore, not subject to Argentine income tax. As this is a controversial issue, further analysis is required.

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

           Personal Assets Tax

          Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate is 0.5% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

 Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2014. There can be no assurance that in the future this tax will be absorbed by us.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, IGMP)

Entities domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, common shares and ADSs issued by entities subject to such tax are exempt from the IGMP.

Turnover Tax

The gross turnover tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares and ADSs, and/or the collection of dividends at an average rate of 6%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries.

Stamp Tax

Stamp tax is a local tax that is generally levied on the formal execution of onerous transactions within a certain provincial jurisdiction or outside a certain provincial jurisdiction but with effects in such jurisdiction; therefore, the rules of the relevant provincial jurisdiction should be considered for the issuance of instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the common shares or ADSs, executed in those jurisdictions, or with effects in those jurisdictions.

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of common shares which public offering is authorised by Comisión Nacional de Valores is exempt from this tax.

Tax on Credits and Debits in Bank Accounts

Credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts as a tax credit while taxpayers subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit. Such amounts can be utilized as a credit for income tax or tax on presumed minimum income.

Other Taxes

           There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs. The provinces of Buenos Aires and Entre Ríos establish a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax. In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Treaties to Avoid Double Taxation

            Argentina has entered into treaties to avoid double taxation with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States.

F. Dividends and Paying Agents

This section is not applicable.

G. Statement by Experts

This section is not applicable.

H. Documents on Display

We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and www.sec.gov. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.irsacp.com.ar. You may request a copy of these filings at no cost, by writing to: ir@irsacp.com.ar or calling the office at +54(11) 4323-7440.

I. Subsidiary Information

This section is not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to foreign exchange risk, interest rate risks and other price risk, primarily related to changes in exchange rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. For further information on our market risks, please see Note 4 to our consolidated financial statements.

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

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2015. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2015.

B. Management’s Annual Report on Internal Control Over Financial Reporting

The management of IRSA Commercial Properties is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework (1992). Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2015, our internal control over the financial reporting was effective.

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

B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted in our website www.irsacp.com.ar. On July 25 2005, our Code of Ethics was amended by our board of directors. The amendment was reported in a report on Form 6-K on August 1, 2005.

If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver to any of its provision we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next annual report and we will post it in our website.

C. Principal Accountant Fees and Services.

Audit Fees

During fiscal years ended June 30, 2015 and 2014, we were billed for a total amount of Ps. 3.1 million and Ps. 2.3 million, respectively, for professional services rendered by our principal accountants for the audit of our annual financial statements and other services normally provided in connection with regulatory filings or engagements, such as the review of our interim financial statements.

Audit-Related Fees

During the fiscal year ended June 30, 2015 and 2014, no such audit-related services were provided.

 Tax Fees

During the fiscal years ended June 30, 2015, no such services were provided, while as of June 30, 2014, we were billed for a total amount of Ps. 0.02 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal years ended June 30, 2015, no such services were provided, while as of June 30, 2014, we were billed for a total amount of Ps. 0.4 million for other professional services rendered by our principal accountants.

D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of common shares or other units of any class of our equity securities that are registered pursuant to Section 12 of the Exchange Act during fiscal years 2013, 2014 and 2015.

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

NASDAQ Standards for U.S. companies	IRSA Commercial Properties’ Corporate Practices

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

H. Mine Safety Disclosures

This section is not applicable.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in line of responding to this Item.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-161.

ITEM 19.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

1.3**********	Amended and restated English translation of the bylaws.

1.4	Amended and restated English translation of the bylaws.

2.1*	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.

2.4*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of our 14.875% Notes due 2005.

2.5****
Indenture dated May 11, 2007, between us as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

4.1**	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.

4.2****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007

4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

4.5*******	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.

4.6********	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.

4.7*********	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012

4.8**********	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.

4.9**********	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated February 24, 2014.

4.10	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.

8.1	List of Subsidiaries

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982).
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File No. 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 30, 2008.
******	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2009.
*******	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2010.
********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 28, 2011.
*********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 26, 2012.
**********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 31, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA Propiedades Comerciales S.A.

Date: October 23, 2015	By:	/s/ Matias I. Gaivironsky
Name Matias I. Gaivironsky
Title Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
IRSA Propiedades Comerciales S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in shareholders´ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Propiedades Comerciales S.A. and its subsidiaries at June 30, 2015 and June 30, 2014, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2015, based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management’s Annual Report on Internal Control Over Financial Reporting under Item 15 .
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

PRICE WATERHOUSE & Co. S.R.L.

Buenos Aires, Argentina	By:	/s/ Eduardo A. Loiácono
Eduardo A. Loiácono
Partner
October 23, 2015

IRSA PROPIEDADES COMERCIALES S.A.

Consolidated Statements of Financial Position
as of June 30, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.15	06.30.14
ASSETS
Non-Current Assets
Investment properties	10	4,156,025	1,753,492
Property, plant and equipment	11	109,394	23,552
Trading properties	12	8,567	8,325
Intangible assets	13	69,015	65,754
Investments in associates and joint ventures	8,9	181,918	171,903
Deferred income tax assets	26	51,631	40,326
Income tax credit		249	578
Trade and other receivables	16	90,431	85,914
Investments in financial assets	17	253,546	63,455
Total Non-Current assets		4,920,776	2,213,299
Current Assets
Trading properties	12	3,154	1,214
Inventories	14	15,347	10,368
Derivative financial instruments	18	-	1,234
Income tax credit		1,635	123
Trade and other receivables	16	808,016	937,204
Investments in financial assets	17	292,320	216,071
Cash and cash equivalents	19	303,499	116,706
Total Current assets		1,423,971	1,282,920
TOTAL ASSETS		6,344,747	3,496,219

SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special reserve		15,802	15,802
Changes in non-controlling interest		(19,770)	(19,707)
Retained earnings		283,582	138,693
Total capital and reserves attributable to equity holders of the parent		958,313	813,487
Non-controlling interest		184,834	192,102
TOTAL SHAREHOLDERS’ EQUITY		1,143,147	1,005,589

LIABILITIES
Non-Current Liabilities
Trade and other payables	20	247,812	195,673
Borrowings	23	3,322,488	1,046,102
Deferred income tax liabilities	26	107,102	107,778
Provisions	22	9,392	22,878
Total Non-Current liabilities		3,686,794	1,372,431
Current Liabilities
Trade and other payables	20	802,151	489,811
Income tax liabilities		123,077	56,681
Payroll and social security liabilities	21	94,693	76,090
Borrowings	23	471,255	479,237
Derivative financial instruments	18	-	14,225
Provisions	22	23,630	2,155
Total Current liabilities		1,514,806	1,118,199
TOTAL LIABILITIES		5,201,600	2,490,630
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		6,344,747	3,496,219
The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.

Consolidated Statements of Comprehensive Income
for the fiscal years ended June 30, 2015, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.15	06.30.14	06.30.13
Income from sales, rents and services	29	1,924,176	1,445,190	1,111,762
Income from expenses and collective promotion fund	29	833,905	667,824	525,649
Costs	30	(1,183,068)	(956,238)	(749,865)
Gross Profit		1,575,013	1,156,776	887,546
Gain from disposal of investment properties	10	126,686	308	236
General and administrative expenses	31	(138,599)	(101,445)	(67,720)
Selling expenses	31	(117,683)	(76,854)	(60,826)
Other operating results, net	33	(97,042)	(27,387)	(37,578)
Profit from Operations		1,348,375	951,398	721,658
Share of profit / (loss) of associates and joint ventures	8,9	14,585	(13,535)	(602)
Profit from Operations Before Financing and Taxation		1,362,960	937,863	721,056
Finance income	34	105,138	124,495	55,029
Finance costs	34	(603,883)	(499,901)	(234,264)
Other financial results	34	47,215	74,730	(12,092)
Financial results, net	34	(451,530)	(300,676)	(191,327)
Profit Before Income Tax		911,430	637,187	529,729
Income tax expense	26	(290,815)	(226,700)	(178,698)
Profit for the year		620,615	410,487	351,031
Total Comprehensive Income for the year		620,615	410,487	351,031

Attributable to:
Equity holders of the parent		581,269	377,003	330,098
Non-controlling interest		39,346	33,484	20,933

Profit per share attributable to equity holders of the parent during the year (Note 35):
Basic		0.46	0.30	0.26
Diluted		0.46	0.30	0.26

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.

Consolidated Statements of Changes in Shareholders’ equity
for the fiscal years ended June 30, 2015, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total Shareholders' equity
Balance at June 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	138,693	813,487	192,102	1,005,589
Comprehensive income for the year	-	-	-	-	-	-	581,269	581,269	39,346	620,615
Dividends distribution – Shareholders’ meeting as of October 31, 2014 (Note 28)	-	-	-	-	-	-	(138,693)	(138,693)	-	(138,693)
Advanced dividends distribution – Shareholders’ meeting as of March 26, 2015 (Note 28)	-	-	-	-	-	-	(298,500)	(298,500)	-	(298,500)
Reimbursement of expired dividends (Note 28)	-	-	-	-	-	-	813	813	-	813
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	122	122
Dividends distribution to non-controlling interest	-	-	-	-	-	-			(46,719)	(46,719)
Changes in non-controlling interest	-	-	-	-	-	(63)	-	(63)	(17)	(80)
Balance at June 30, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	283,582	958,313	184,834	1,143,147

(1) Related to CNV General Resolution N° 609/12. See Note 28.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.

Consolidated Statements of Changes in Shareholders’ equity
for the fiscal years ended June 30, 2015, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total Shareholders' equity
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923	161,892	1,010,815
Comprehensive income for the year	-	-	-	-	-	-	-	-	377,003	377,003	33,484	410,487
Distribution to legal reserve – Shareholders’ meeting as of October 31, 2013	-	-	-	-	4	-	-	-	(4)	-	-	-
Reversal of reserve for new developments – Shareholders’ meeting as of October 31, 2013	-	-	-	-	-	(3,302)	-	-	3,302	-	-	-
Dividends distribution – Shareholders’ meeting as of October 31, 2013 (Note 28)	-	-	-	-	-	-	-	-	(167,522)	(167,522)	-	(167,522)
Reimbursement of expired dividends (Note 28)	-	-	-	-	-	-	-	-	1,690	1,690	-	1,690
Reserve for share-based compensation (Note 25)	-	-	-	(6,607)	-	-	-	-	-	(6,607)	-	(6,607)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(3,274)	(3,274)
Advanced dividends distribution –Shareholders’ meeting as of June 13, 2014 (Note 28)	-	-	-	-	-	-	-	-	(240,000)	(240,000)	-	(240,000)
Balance at June 30, 2014	126,014	69,381	444,226	-	39,078	-	15,802	(19,707)	138,693	813,487	192,102	1,005,589

(1)	Related to CNV General Resolution N° 609/12. See Note 28.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.

Consolidated Statements of Changes in Shareholders’ equity
for the fiscal years ended June 30, 2015, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance at July 1st, 2012	125,989	84,621	536,300	2,138	39,074	-	-	(16,020)	51,774	823,876	148,647	972,523
Comprehensive income for the year	-	-	-	-	-	-	-	-	330,098	330,098	20,933	351,031
Dividends distribution – Shareholders’ meeting as of October 31, 2012 (Note 28)	-	-	-	-	-	-	-	-	(140,000)	(140,000)	-	(140,000)
Constitution of reserve for new developments – Shareholders’ meeting as of October 31, 2012	-	-	-	-	-	3,302	-	-	(3,302)	-	-	-
Reallocation of retained earnings – Shareholders’ meeting as of October 31, 2012	-	(15,240)	(92,090)	-	-	-	-	-	107,330	-	-	-
Advanced dividends distribution –Shareholders’ meeting as of May 3, 2013 (Note 28)	-	-	-	-	-	-	-	-	(166,500)	(166,500)	-	(166,500)
Reimbursement of expired dividends (Note 28)	-	-	-	-	-	-	-	-	626	626	-	626
Reserve for share-based compensation (Note 25)	-	-	-	4,469	-	-	-	-	-	4,469	-	4,469
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(12,064)	(12,064)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	5,233	5,233
Acquisition of additional interest in subsidiaries (Note 3)	-	-	-	-	-	-	-	(3,687)	-	(3,687)	(857)	(4,544)
Conversion of notes	25	-	16	-	-	-	-	-	-	41	-	41
Reallocation RG 609/12 CNV	-	-	-	-	-	-	15,802	-	(15,802)	-	-	-
Balance at June 30, 2013	126,014	69,381	444,226	6,607	39,074	3,302	15,802	(19,707)	164,224	848,923	161,892	1,010,815

(1)	Related to CNV General Resolution N° 609/12. See Note 28.

The accompanying notes are an integral part of these Consolidated Financial Statements

IRSA PROPIEDADES COMERCIALES S.A.

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2015, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.15	06.30.14	06.30.13
Operating activities:
Cash generated from operations	19	1,483,867	1,161,870	895,176
Income tax paid		(226,290)	(240,406)	(240,470)
Net cash generated from operating activities		1,257,577	921,464	654,706

Investing activities:
Acquisition and capital contribution in associates	9	(31,985)	(13,040)	-
Sale of equity interest in associates		19,140	-	-
Acquisition of joint ventures	8	-	-	(25,899)
Acquisition of investment properties from parent company		(89,789)	-	-
Capital contributions in joint ventures	8	(6,600)	(1,222)	(32,615)
Acquisition of investment properties	10	(248,846)	(244,824)	(199,288)
Proceeds from sale of investment properties		365,189	493	333
Proceed from barters		124	-	-
Acquisition of property, plant and equipment	11	(26,152)	(11,278)	(7,839)
Advance payments		(13,995)	(29,647)	(15,780)
Acquisition of intangible assets	13	(467)	(2,165)	(567)
Increase in financial assets		(1,554,810)	(1,285,519)	(775,597)
Decrease in financial assets		1,033,306	1,296,369	649,453
Loans granted to related parties		(38,507)	(268,459)	(60,364)
Loans repayment received from related parties		76,817	29,110	239
Collection of dividends		-	-	1,250
Collection of financial assets interests		102,344	12,330	19,510
Net cash used in investing activities		(414,231)	(517,852)	(447,164)

Financing activities:
Acquisition of non-controlling interest		(80)	-	-
Borrowings obtained		329,763	365,367	524,420
Borrowings obtained from related parties		9,000	50	-
Capital contribution of non-controlling interest		121	-	5,233
Repayment of borrowings		(509,605)	(348,215)	(201,137)
Payments of financial leasing		(2,430)	(1,871)	(1,107)
Payments of purchase of non-controlling interest		-	-	(1,742)
Proceeds from derivative financial instruments		102	61,732	-
Payment of derivative financial instruments		(16,054)	(37,959)	-
Payment of seller financing		(105,861)	(1,640)	(10,910)
Dividends paid	28	(148,515)	(405,940)	(307,573)
Interest paid		(213,438)	(140,987)	(90,078)
Dividends paid to non-controlling interest		(3,946)	(7,443)	(7,895)
Net cash used in financing activities		(660,943)	(516,906)	(90,789)

Net Increase (Decrease) in cash and cash equivalents		182,403	(113,294)	116,753
Cash and cash equivalents at beginning of year	19	116,706	223,385	102,698
Foreign exchange gain on cash and cash equivalents		4,390	6,615	3,934
Cash and cash equivalents at end of year	19	303,499	116,706	223,385

The accompanying notes are an integral part of these Consolidated Financial Statement.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.	Group´s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 we operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. Our core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA") in 1994, we have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company name Alto Palermo S.A. ("APSA").

On December 22, 2014, the Company acquired from IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of our corporate name to IRSA PROPIEDADES COMERCIALES S.A., which was approved by the Special General Shareholders’ Meeting held on February 5, 2015.

On December 18, 2014 the Group inaugurated "Distrito Arcos" Shopping Center. Distrito Arcos, situated in Palermo neighborhood, in the Autonomous City of Buenos Aires, is a premium outlet stretching over a gross rental area of roughly 14,000 m2, housing 52 stores and 15 stands in this first stage. The second stage contemplates the construction of a gymnasium, a houseware store and cultural spaces, totaling 65 stores and 20 stands, over a gross rental area of roughly 2,000 m2.

Additionally, on March 17, 2015, the Group opened “Alto Comahue” Shopping Center in the city of Neuquén, in the Argentine Patagonia. Alto Comahue extends over a total area of 35,000 m2 and 10,000 m2 of gross rental space, with nearly 1,000 parking spaces – indoor and outdoor – and a big entertaining space including 6 movie theaters and a thematic restaurant that will begin to operate in the coming months. The building is composed of three levels: the underground level housing the parking and service area; the ground level, containing 5,100 m2 of shopping offers, and the first level, containing 720 m2 of restaurant space and 2,700 m2 of stores. The project is part of a mixed use complex that also homes a supermarket in operation and 2 additional plots of land. One of them is intended for the construction of a hotel and the other one – 18,000 m2, owned by the Company – is intended for future housing development.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.	Group´s business and general information (Continued)

As of the end of these financial statements, the Company operates 325,000 m2 in 14 shopping centers, 95,031 m2 in 6 premium offices and 1 extensive land reserve for future commercial developments; we are operators and hold a majority interest in a portfolio of fourteen shopping centers in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos, inaugurated on December 18, 2014), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and Alto Comahue in the City of Neuquén). IRSA Propiedades Comerciales operates, through a joint venture, La Ribera Shopping in the City of Santa Fe.

The Company’s stocks are traded in the Mercado de Valores de Buenos Aires S.A. ("MERVAL") and in the NASDAQ.

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". See Notes 2.3 and 6 for further description of the Group´s companies and segments. Our main shareholder is IRSA.

These Consolidated Financial Statements have been approved by the Board of Directors to be issued on September 7, 2015.

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

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

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

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimates and significant judgments are described in Note 5.

2.2.	New accounting standards

The following standards, amendments and interpretations have been published by the IASB and by the IFRIC. Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group at the time of application.

Modification to IFRS 11 “Joint Arrangements”

On May 6, 2014, the IASB has released amendments to IFRS 11 “Joint Arrangements”, entitled “Accounting for acquisition of interests in joint operations (Amendment to IFRS 11)”. The amendments clarify accounting for such acquisitions where the business involves joint operations. The amendments become effective for the fiscal year beginning on or after January 1, 2016. It may be applied earlier.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Amendments to IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets”

On May 12, 2014, the IASB has released amendments to the IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets” denominated “Clarification of acceptable methods of depreciation and amortization” (Amendments to IAS 16 and IAS 38)”. The amendments provide further guidance on the calculation of depreciation and amortization of property, plant and equipment and intangible assets. The amendments become effective for the fiscal year beginning on or after January 1, 2016. It may be applied earlier.

IFRS 15 “Revenue from contracts with customers”

On May 28, 2014, the IASB has published the new IFRS 15 “Revenue from contracts with customers” (IFRS 15) that replaces IAS 11 “Construction contracts”, IAS 18 “Revenue from ordinary operating activities”, IFRIC 13 “Customer loyalty programs”, IFRIC 15 “Agreements for the construction of real estate”, IFRIC 18 “Transfer of assets from customers” and SIC-31 “Revenue – Barter transactions involving advertising services”. IFRS 15 provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of the obligations assumed with customers. IFRS 15 bases this principle on a single, five-step model that is developed extensively and in detail, including examples.

The new model of ordinary income applies to all contracts with customers, other than those covered by other IFRSs, such as leases insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income.

IFRS 15 becomes effective for all fiscal years beginning as from January 1, 2017 and may be adopted earlier. Application is retroactive. As of the date of these consolidated financial statements, the Company is still assessing the impact that this standard shall have on its financial position and the results of operations.

IFRS 9 “Financial Instruments”

On July 24, 2014, the IASB released the final version of IFRS 9 “Financial instruments”, which includes in one single standard all stages of the IASB project to replace IAS 39 “Financial instruments: Recognition and measurement". Such stages are classification and measurement of financial instruments, impairment and accounting for hedging. This version adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and becomes effective for fiscal years starting on or after January 1, 2018.

The Group has adopted the first stages of IFRS 9 to the transition date.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

IAS 27 Revised “Separate financial statements”

On August 12, 2014 the IASB has released an amendment to IAS 27 “Equity method in separate financial statements”. The amendment reinstates the equity method as an option to account for investments in subsidiaries, joint ventures and associates in separate financial statements. The amendment becomes effective for fiscal years beginning on or after January 1, 2016. It may be applied earlier.

Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” – Treatment afforded to sales or contributions of assets between an investor and its associate or joint venture

In September 2014, the IASB has released amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. The first amendment adds guidance on how to treat losses of control in subsidiaries that does not contain a business as established by IFRS 3 “Business combinations”, thus limiting the amount that may be reclassified from other comprehensive income to income for the year solely to the participation of other investors not related to the investor; it further provides how the residual participation in these investments should be valued, after such loss of control. In the second case, the modifications refer to the recognition of profits and losses resulting from upstream and downstream transactions, between an entity and its associates or joint ventures, when they involve assets that may constitute or not a business, as such is defined in IFRS 3.

The amendments become effective for the fiscal years beginning on or after January 1, 2016. The Group is currently assessing the potential impact of the amendments on its financial statements.

Annual improvements to IFRSs: Amendments to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”; IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting”

In September 2014, the IASB, in its annual improvements, has released amendments to the following standards:

•
IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”: A new classification category has been established for these assets and the amendment adds guidance on how to treat changes to disposal plans for those assets classified as held for sale.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

•
IFRS 7 “Financial Instruments: Disclosures”: It clarifies that amendments established in December, 2011 on offsetting financial assets and liabilities, and amendments established in September, 2014 will be of retroactive application to annual fiscal years as from January 1, 2013, in the first case, and January 1, 2016 in the second case. In addition, it sets forth the specific disclosure requirements related to servicing contracts related to financial assets transferred.

•
IAS 34 “Interim Financial Reporting”: It clarifies that supplementary information included in interim financial statements through cross reference with other statements or reference information should be available at the same time and conditions with such interim financial statements.

The amendments become effective for the fiscal years beginning on or after January 1, 2016. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment Entities: Applying the Consolidation Exception:

In December 2014, the IASB has released amendments to IFRS 10 “Consolidated Financial Statements”; IFRS 12 “Disclosure of Interests in Other Entities” and IAS 28 “Investments in Associates and Joint Ventures”. These amendments refer to the treatment of the consolidation exception in the case of financial entities that measure all their investments in subsidiaries at fair value and for other entities covered by the standard.

The amendments become effective for the fiscal years beginning on or after January 1, 2016. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IAS 1 – Presentation of Financial Statements

In December 2014, the IASB has released amendments to IAS 1 “Presentation of Financial Statements”. These amendments establish guidance on grouping significant items,  provides for the disclosure of relevant information for certain items and disclosures that are to be included in relation to accounting policies adopted by each entity and other additional disclosures in financial statements.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The amendments become effective for the fiscal years beginning on or after January 1, 2016. The Group is currently assessing the potential impact of the amendments on its financial statements.

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

The Group has elected to recognize acquisition of assets or group of assets carried out between entities under common control who also qualify as “Business Combination” according to IFRS 3, using acquisition method.

IRSA PROPIEDADES COMERCIALES S.A

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

			June 30, 2015		June 30, 2014		June 30, 2013
Name of the entity	Place of business / Country of incorporation	Principal activities (*)	% of ownership interest by the Group	% of ownership interest by Non-controlling interest	% of ownership interest by the Group	% of ownership interest by Non-controlling interest	% of ownership interest by the Group	% of ownership interest by Non-controlling interest
Direct equity interest of IRSA Propiedades Comerciales S.A.:
Arcos del Gourmet S.A.	Argentina	Real estate	90%	10%	90%	10%	90%	10%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	46.32%	53.68%	46.32%	53.68%	46.32%
Fibesa S.A.	Argentina	Real estate	100%	-	100%	-	99.99996%	0.00004%
Panamerican Mall S.A.	Argentina	Real estate	80%	20%	80%	20%	80%	20%
Shopping Neuquén S.A.	Argentina	Real estate	99.14%	0.86%	99.07%	0.93%	99.07%	0.93%
Torodur S.A (*).	Uruguay	Investment	100%	-	100%	-	100%	-

(*)	The company engaged mainly in the “investment” business is a company without material assets and liabilities other than its respective equity holdings in operating companies.

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

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

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit / (loss) of an associate and joint ventures’ in the statement of income.

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

IRSA PROPIEDADES COMERCIALES S.A

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

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to ‘share of profit / (loss) of an associate and joint venture’ in the income statement.

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

IRSA PROPIEDADES COMERCIALES S.A

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

Foreign exchange gains and losses are presented in the statement of income within finance income and finance costs, as appropriate, unless they are capitalized as explained in Note 2.19..

IRSA PROPIEDADES COMERCIALES S.A

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

Direct expenses related to lease contract negotiation (as well as payment to third parties for services rendered and certain specific taxes related to execution of such contracts are capitalized as part of the book value of the relevant investment properties and amortized over the term of the lease.

IRSA PROPIEDADES COMERCIALES S.A

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

Land and property under constructions are not depreciated. Depreciation of the remaining investment properties is calculated, based on a component approach, using the straight-line method over the estimated useful life of each component. The remaining useful life as of June 30, 2015 is as follows:

Shopping centers portfolio	Between 3 and 25 years
Offices and other rental properties portfolio	Between 9 and 29 years

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

As of each period-end an evaluation is performed to determine the existence of indicators of any decrease in recoverable value or useful life of assets. If there are any indicators, the recoverable amount and/or residual useful life of impaired asset(s) is estimated, and an impairment adjustment is made, if applicable.  As of each year-end, the residual useful life of assets is estimated and adjusted, if necessary.

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

IRSA PROPIEDADES COMERCIALES S.A

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized the carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives: The remaining useful life as of June 30, 2015 is as follows:

Other buildings and facilities	Between 15 and 23 years
Furniture and fixtures	10 years
Machinery and equipment	Between 3 and 10 years
Vehicles	5 years
Others	3 years

As of each period-end an evaluation is performed to determine the existence of indicators of any decrease in recoverable value or useful life of assets. If there are any indicators, the recoverable amount and/or residual useful life of impaired asset(s) is estimated, and an impairment adjustment is made, if applicable. As of each year-end, the residual useful life of assets is estimated and adjusted, if necessary.

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

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

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is initially measured as the difference between the fair value of the consideration transferred, plus the amount of non-controlling interest in the acquisition and, in business combinations achieved in stages, the acquisition-date fair value of the previously held equity interest in the acquisition; and the net fair value of the identifiable assets and liabilities assumed on the acquisition date.

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

IRSA PROPIEDADES COMERCIALES S.A

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

The Group acquired certain rights to develop a plot of land and facilities. These rights primarily comprise the right to develop the land and attached buildings and facilities known as Distrito Arcos (“Arcos”).

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The Arcos land and attached facilities is owned by Administration of Railway Infrastructure (“ADIF”, as per its Spanish acronym), a governmental agency created for the management of certain State´s properties, particularly assets pertaining to the railway system. The Arcos are the old warehouse and adjacent spaces below the tracks of the San Martin railway lines. The right was acquired as part of the Arcos acquisition and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over the period in which the economic benefits of use accrue. The Group must pay ADIF a fee on a monthly basis.

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

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period.

IRSA PROPIEDADES COMERCIALES S.A

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

Assets or cash-generating units that have suffered an impairment loss are revised as of each year-end date to assess a potential reversal of such impairment. The impairment loss recognized in prior fiscal years may only be reversed if there has been a change in the estimates used to assess the recoverable value of assets or the cash-generating unit since the recognition of the impairment loss.

Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined if no impairment loss had been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in the statement of income.

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

IRSA PROPIEDADES COMERCIALES S.A

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

Accordingly with previous versions to the IFRS 9 (see Note 2.2), the Group classifies its financial assets in the following categories: those to be measured at fair value and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt or an equity instrument.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Debt instruments

(i) Financial assets at amortized cost

A debt instrument is classified as ‘amortized cost’ only if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in the debt instrument are considered in determining whether the cash flows of the instrument are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

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

IRSA PROPIEDADES COMERCIALES S.A

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

All equity investments, which are not subsidiaries associate companies and joint venture of the Group, are measured at fair value.

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

IRSA PROPIEDADES COMERCIALES S.A

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

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used put and call options and foreign-currency future contracts as deemed appropriate.

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

IRSA PROPIEDADES COMERCIALES S.A

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

The Group collectively evaluates for impairment smaller-balance homogeneous receivables, which are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Group applies allowance factors, which in the judgment of management represent the expected losses over the life of the receivables. In determining those factors, the Group considers the following: (i) delinquencies of the credits, (ii) loss history and the general behavior of clients, (iii) trends in volume and terms of receivables, (iv) the experience and depth of the debtors’ management, (v) national and local economic trends, (vi) concentrations of credit by individual credit size and by class of receivable and (vii) the effect of other external factors.

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

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.25.	Revenue recognition

Revenue of Group´s activities principally derived from business activities carried out in shopping centers and buildings for rental and mainly include rental income from shopping center properties and offices leased under operating leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

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

All lease agreements in Argentina were cancelable pursuant to Argentine Law 23,091 “Urban Real Estate” as amended by Law 24,808. Under that law, a lease was not cancelable within the first six months of the agreement, but provided that after that initial non-cancelable period, tenants might rescind agreements at any time upon giving prior written notice to lessors. Cancellations were subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease. These regulations were replaced by law No. 26,944 that was enacted by the Argentine Congress which created the new Argentine Civil and Commercial Code. This new code became effective on August 1, 2015. However, it contains identical provisions to those that were replaced.

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

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

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

Lease contracts also provide that common area service charges of the Group’s office and other rental properties are borne by the corresponding lessees, generally on a proportionally basis. These common area service charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping centers. The Group acts as the management of rent properties. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases. The Group accrues reimbursements from tenants for recoverable portions of all these expenses as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

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

The Group applies IFRIC 15 “Agreements for the Construction of Real Estate” IFRIC 15 gives guidance as to which standard applies when accounting for the construction of real estate; that is IAS 11 “Construction Contracts” or IAS 18 “Revenue”. IFRIC 15 interprets that an agreement meets the definition of a construction contract under IAS 11 when the buyer is able to specify the major structural elements of the design of the property either before or during construction. Furthermore, IFRIC 15 interprets that an agreement is for the sale of goods under IAS 18 when construction takes place independently of the agreement and the buyer has only a limited ability to influence the design. The Group has assessed the nature of its agreements and determined that they are within the scope of IAS 18. As a result, the Group recognizes revenue from the sale of open market private homes and commercial units entirely at the point of legal completion in accordance with IAS 18.

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

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

2.27.	Earnings per share

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

IRSA PROPIEDADES COMERCIALES S.A

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

The comparative information as of June 30, 2014 and 2013 included in these Consolidated Financial Statements arises from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

3.	Acquisitions and disposals

Fiscal year ended as of June 30, 2015

Decrease of equity interest in Avenida Inc.

On July 18, 2014, the Group - through Torodur S.A., exercised the warrant held associated to this investment and consequently its interest in Avenida Inc. increased to 6,172,840 shares or 35.46% of its capital stock. However, simultaneously, the Group's holding was reduced to 23.01% as a result of the acquisition of 35.12% interest in the Company by a new investor.

Subsequently, on September 2, 2014, Torodur S.A. sold 1,430,000 shares representing 5 % of the Avenida Inc.’s capital stock in the amount of Ps. 19.1 million (USD 2.3 million), thus reducing the equity interest to 17.68% of its share capital. Such transaction generated a gain of Ps. 8.8 million included in "Other operation results, net" in the statement of income.

As a result of the sale of the interest, the Group has ceased to have significant influence in the Company and, as a result, has ceased to recognize the equity interest in Avenida Inc. as investment in associates and has considered as a financial asset at fair value in the financial statements as of June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

Acquisition of investment properties from our controlling company IRSA

On December 22, 2014, the Company acquired from its Parent Company IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina. Each acquisition of the building has been accounted for as a business combination.

The total amount of the transaction was USD 308 million, USD 61.6 million of which have already been paid-in, and the balance of USD 246.4 million has been financed at an annual effective rate of 8.5% maturing on January 23, 2017 and July 13, 2020.

Considering that the transaction has been carried out between entities under common control, the Group has chosen – as indicated in Note 2.3.a) – to record this transaction under the acquisition method provided by IFRS 3 “Business Combinations”.

The following chart shows the consideration paid and the net assets acquired as of the acquisition date.

	Amount (in millions of USD)	Amount (in millions of Ps.)
Consideration paid:
Cash	10.5	89.8
Assignment of receivables between related parties	21.3	182.2
Cancellation of loan agreement with IRSA	14.7	125.7
Transfer of IRSA non-convertible notes 2020 and 2017	5.1	43.6
Transfer of IRSA Propiedades Comerciales S.A. non-convertible notes Class I due 2017	10.0	85.7
Loan agreements with IRSA (due 2017)	150.0	1,284.1
Loan agreements with IRSA (due 2020)	96.4	825.4
Total consideration paid	308.0	2,636.5
Recognized balances of acquired identifiable assets:
Investment properties (Note 10)	300.9	2,575.3
Property, plant and equipment (Note 11)	7.1	61.2
Total identifiable assets	308.0	2,636.5

Acquisition cost of assets was recognized in other operating results, net in the income statement for an amount of Ps. 58.6 million.

Income generated by the portfolio of real property acquired as from December 22, 2014 has been included in the income statement amounted to Ps. 141.0 million and have been recorded in the income statement under the line income from sales, rents and services.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

If the acquisition of assets has been performed at the beginning of the fiscal year, it would have led to income in the amount of Ps. 2,884.0 million and income for the year would have amounted to Ps. 632.6 million.
If the acquisition of assets has been performed as of June 30,2014, it would have led to income in the amount of Ps. 2,322.4 million and income for the year would have amounted to Ps. 316.0 million.

Sale of units in Intercontinental building

On May 5, 2015 the Company signed a bill of sale to transfer to Transportadora de Caudales Juncadella Sociedad Anónima, 8,470 square meters corresponding to nine offices floors and 72 parking units of Intercontinental Plaza building. The amount of the transaction was Ps. 376.4 million, which has already been paid in full by the purchaser.

On June 30, 2015, the title deed and conveyance of ownership of the units mentioned before was executed. The gross profit before tax of the transaction amounted to Ps. 123.7 million.

Acquisition of plot of land in the province of Córdoba

On May 6, 2015, the Company acquired a plot of land located in Villa Cabrera, Córdoba. The price was agreed upon at Ps. 3.1 million, paid at the execution of the conveyance deed.

Fiscal year ended as of June 30, 2014

Acquisition of building next to Shopping Alto Palermo

On May 22, 2014 IRSA Propiedades Comerciales S.A. acquired commercial premises with an area of 40 m2, next to our shopping Alto Palermo, located on the ground floor of the building located in Av. Santa Fe 3255/57/59 in an amount of USD 3.8 million.

Subscription of shares of Avenida Inc.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, United States, representing 24.79% of its outstanding capital. Upon acquisition this Company had no activity or significant assets. Additionally, the Group acquires a warrant to increase such equity interest up to 37.04% of the company. The amount of the transaction was Ps. 13.0 million, which has already been paid in full. After the acquisition Avenida Inc. incorporated Avenida Compras S.A. in Argentina, a Company engaged in e-commerce. As of June 30, 2015 Avenida Inc. owns 100% of Avenida Compras S.A..

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

Purchase Option Agreement for Arcos del Gourmet S.A.

On September 16, 2013, IRSA Propiedades Comerciales S.A. entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby the latter grant to IRSA Propiedades Comerciales S.A. an exclusive and irrevocable option to purchase 10% of the equity interest of Arcos del Gourmet S.A., which can be executed up to December 31, 2018. In the event the option is exercised, IRSA Propiedades Comerciales S.A. should pay the amount of USD 8.0 million.

Furthermore, in the mentioned agreement a fixed amount of Ps. 2.0 million was arranged, which was cancelled, and a variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, during 5 years from the opening of the shopping mall, in relation to the assignment of rights to earn dividends of Arcos during such period.

Fiscal year ended as of June 30, 2013

•	Purchase of financial assets

Repurchase of Convertible Notes

On January 14, 2013, IRSA accepted the repurchase offer submitted by IRSA Propiedades Comerciales S.A. in connection with all of the Series I notes issued by APSA, which are convertible into shares (“ONC” as per the initials in Spanish), Mature in July, 2014 and amounted to a fair value of USD 31.7 million, for a total price of USD 35.4 million, or USD 1.1148554 per each ONC note. On January 15, 2013, the Company paid IRSA the amount of Ps. 175.2 million, thus recording a loss derived from the repurchase of Ps. 10.0 million, which amount is shown under financial income (expenses).

During the year ended as of June 30, 2013 the Group purchased from its controlling company IRSA, corporate notes Class II USD due on July 20, 2020 in the amount of USD 3.55 million, which accrue interest at a fixed annual rate of 11.5% to be paid semi-annually, while payment of principal is due upon maturity.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

•	Acquisition of interest in joint ventures

On November 29, 2012 IRSA Propiedades Comerciales S.A. acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes for Ps. 25.9 million. Under the acquisition agreement, IRSA Propiedades Comerciales S.A. is entitled to exercise joint control over EHSA. Additionally, IRSA Propiedades Comerciales S.A. paid Ps. 6.1 million, subject to the acquisition of the remaining 50% of the shares of La Rural S.A.. According to contract’s terms, the amount paid will be returned to the Company, in case mentioned acquisition is not completed. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, IRSA Propiedades Comerciales S.A. is owner of an indirect interest of 25% in LRSA, whose main asset consists on right of use on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fe Avenues and Oro street, in the Autonomous City of Buenos Aires (the “Predio Ferial”) entered into in 1999 with SRA, owner of such Predio Ferial.

The fair value of the IRSA Propiedades Comerciales S.A.’s investment in the joint venture was determined based on the fair value of EHSA’s net assets, with the rights of use being the main asset. IRSA Propiedades Comerciales S.A. has allocated the price paid at the fair value of the net assets. Such allocation and the goodwill were recognized under the line “Investments in associates and joint venture” in the statement of financial. The amount of Ps. 6.1 million has been included as an asset, in the line trade and other receivables together with accrued interests.

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

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)
•	Additional acquisition of non-controlling interest

Arcos del Gourmet S.A. (Arcos)

On June 7, 2013, the Group, through IRSA Propiedades Comerciales S.A., acquired an additional 1.815% equity interest of its controlled company Arcos, for a total amount of USD 0.8 million. The amount recorded of the non-controlling interest in Arcos at the acquisition date was Ps. 7,357 (representing 11.815% of the ownership interest). Consequently, the Company recognized an increase in non-controlling interest for an amount of Ps. 857 and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 3,687. The effect on shareholder’s equity of the parent of this change in the equity interest in Arcos during the year 2013 is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	857
Price paid for the non-controlling interest	(4,544)
Reserve created due to the acquisition recognized in the parent’s equity	(3,687)

Pending transactions and/or authorizations

Paraná plot of land

On June 30, 2009, the Group, through IRSA Propiedades Comerciales S.A., subscribed a Letter of Intent by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and operate a shopping center or mall.

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

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date the seller provides reliable notification to the buyer that the property is not subject to any levy, encumbrance, restrictions on ownership, except for the right of way already mentioned. As of the date of these consolidated financial statements, evidence of such notice has not been provided.

Acquisition of a commercial center goodwill

The Group through IRSA Propiedades Comerciales S.A. has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was USD 1.3 million. Out of this total, were paid USD 0.05 million. The mentioned payment was recorded as an advance under Trade receivables and other receivables line.

This transaction was subject to certain conditions precedent, among which the Group through IRSA Propiedades Comerciales S.A. should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, IRSA Propiedades Comerciales S.A. should have started the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to IRSA Propiedades Comerciales S.A.'s future units to IRSA Propiedades Comerciales S.A., and ii) transferred to IRSA Propiedades Comerciales S.A. the rights to the registered architectural project and the effective permissions and authorizations to be carried out in IRSA Propiedades Comerciales S.A.'s future units. As of June 30, 2015, the two conditions have not been fulfilled.

Antitrust Law

Law N° 25,156, known as "Antitrust Law" as amended, prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to market concentration. According to this law, such transactions include mergers, acquisitions and/or transfers either of businesses or assets by which the acquirer controls or substantially influences another party. Transactions completed by entities with an annual sales volume of more than Ps. 200.0 million must be submitted to the Comisión Nacional de Defensa de la Competencia (hereinafter referred to as the "Antitrust Commission") for authorization. Certain exceptions apply. Submissions may be filed either prior to the transaction or within a week after its completion. The Antitrust Commission may (i) authorize the transaction, (ii) condition the transaction to the accomplishment of certain acts, or (iii) reject the authorization.

IRSA PROPIEDADES COMERCIALES S.A

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

As of June 30, 2015 and 2014, the following cases are pending resolution by the Commission:

i.     The Group requested the Commission to issue a statement about the Group's obligation to notify (or submit for authorization) the acquisition of the property formerly owned by Nobleza Piccardo S.A.I.C. y F. The Commission stated that the transaction should be notified. The Group appealed this decision. Later, the Court of Appeals confirmed the CNDC’s decision regarding the obligation to serve notice and consequently, on February 23, 2012, local Form F1 was filed, which as of the date of these consolidated financial statements is still in process.

ii.     Purchase of Arcos shares: On December 3, 2009 the Group requested that the CNDC issued a ruling on the notification requirement. The CNDC confirmed that the transaction had to be notified; as a result, notice was served in December 2010 and as of the date of these consolidated financial statements is still pending.

iii.     Acquisition of shares in Nuevo Puerto Santa Fe ("NPSF"): On August 23, 2011 the Group informed the CNDC of the direct and indirect acquisition of NPSF (IRSA Propiedades Comerciales S.A. directly acquired 33.33% of NPSF and indirectly a 16.66% through its controlled company Torodur S.A.). On December 14, 2014 the CNDC notified approval of the transaction.

iv.     Acquisition of shares in Entertainment Holdings SA ("EHSA"): On December 7, 2012, the Group informed the CNDC of the acquisition of shares in EHSA, which indirectly owns 50% of La Rural S.A. – a company that operates a convention center known as Predio Ferial de Palermo. As of the date of these consolidated financial statements, the transaction is pending approval by the CNDC.

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

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

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

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the US dollar-denominated net carrying amounts of the financial instruments for the years ended June 30, 2015 and 2014. All amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position Liability	Net monetary position Liability
	June 30, 2015	June 30, 2014
Borrowing position with third parties	(589,215)	(902,118)
(Borrowing) / Lending position with related parties	(2,136,764)	471,844
	(2,725,979)	(430,274)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso at year-end would decrease profit before income tax in an amount of Ps. 272,598 and Ps. 43,027 for the years ended June 30, 2015 and 2014, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statement of income.

IRSA PROPIEDADES COMERCIALES S.A

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

Furthermore, the Group also uses derivative instruments, such as foreign currency forward contracts, to manage exposure to foreign exchange risk. As of June 30, 2015 there are no foreign currency forward contracts pending whereas their value amounted to Ps. 14,225 as of June 30, 2014 (see Note 18).

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

IRSA PROPIEDADES COMERCIALES S.A

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

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination (excluding finance leases) for the years ended June 30, 2015 and 2014. All amounts are shown in thousands of Argentine Pesos, the Group’s presentation currency:

	June 30, 2015	June 30, 2014
Rate per currency denomination
Fixed rate:
Argentine Peso	96,074	202,605
US Dollar	3,313,726	960,800
Subtotal fixed-rate borrowings	3,409,800	1,163,405
Variable rate:
Argentine Peso	277,712	347,481
US Dollar	892	-
Subtotal variable rate borrowings	278,604	347,481
Accrued interest	102,742	12,057
Total borrowings as per analysis	3,791,146	1,522,943
Finance leases	2,597	2,396
Total borrowings as per statement of financial position	3,793,743	1,525,339

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial Risk Management (Continued)

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the year ended June 30, 2015 and 2014 in Ps. 2.8 million and Ps. 3.5 million, respectively. A 1% decrease in the floating interest rate would have an equal and opposite effect on the income statement.

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Other price risk

The Group is exposed to price risk inherent in equity investments, which are classified on the consolidated statement of financial position at fair value through profit or loss. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2015 and 2014 the total value of the investment in equity securities issued by companies of the Group equals to Ps. 173.8 million and Ps. 63.5 million, respectively.

The Group estimates that, other factors being constant, a 10% decrease in equity indexes at year-end would decrease profit before income tax for the years ended June 30, 2015 and 2014 in Ps. 17.4 million and Ps. 6.4 million respectively. A 10% increase in equity indexes would have an equal and opposite effect on the statement of income.

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

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial Risk Management (Continued)

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables. Credit risk is managed on a country-by-country basis. Each entity is responsible for managing and analyzing the credit risk.

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

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Financial Risk Management (Continued)

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 97.8% and 97% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, office and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts. As a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group, as applicable. If customers are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See Note 16 for details.

On the other hand, property receivables related to the sale of trading properties represent 0.1% and 0.3% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

Trade receivables related to the Group’s consumer financing residual activities represent 2.1% and 2.7% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively.

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

IRSA PROPIEDADES COMERCIALES S.A

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the conditions existing at each reporting date.

At June 30, 2015	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	620,983	1,272	1,269	1,269	7,238	632,031
Borrowings (excluding finance leases liabilities)	756,178	1,361,977	192,917	190,339	2,436,496	4,937,907
Finance leases	1,381	608	608	-	-	2,597
Total	1,378,542	1,363,857	194,794	191,608	2,443,734	5,572,535

At June 30, 2014	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	320,920	59,638	47,743	16,582	46,911	491,794
Borrowings (excluding finance leases liabilities)	566,795	171,709	925,209	85,254	-	1,748,967
Finance leases	1,545	425	426	-	-	2,396
Derivative financial instruments	14,225	-	-	-	-	14,225
Total	903,485	231,772	973,378	101,836	46,911	2,257,382

IRSA PROPIEDADES COMERCIALES S.A

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

The Group’s strategy is to maintain key financing metrics (namely, net debt to total equity ratio (gearing) and loan-to-value ratio (LTV) in order to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details a number of the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Company’s strategy.

	June 30, 2015	June 30, 2014
Gearing ratio (i)	76.84%	60.27%
Debt ratio (ii)	20.46%	11.08%

(i)	Calculated as total current and non-current borrowings divided by total current and non-current borrowings plus equity.
(ii)
Calculated as total current and non-current borrowings divided by total properties at fair value (including trading properties, property, plant and equipment, investment properties and units to receive under barter agreements).

IRSA PROPIEDADES COMERCIALES S.A

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

The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people, the level of sales of each shopping center rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in their occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Argentine Law N° 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Financial Risk Management (Continued)

Risks associated with development properties activities include the following:  the potential abandonment of development opportunities; construction costs exceeding original estimates, possibly making a project uneconomical; occupancy rates and rents at newly completed projects may be insufficient to make the project profitable; the Group’s inability to obtain financing on favorable terms for the development of the project; construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; the Group’s inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions; prices for residential units may be insufficient to cover development costs. The Group also takes several actions to monitor these risks and respond appropriately whenever it is under its control. The Group has in-house property market research capability and development teams that monitor development risks closely. The Group generally adopts conservative assumptions on leasing and other variables and monitors the level of committed future capital expenditure on development programs relative to the level of undrawn facilities.

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

(a)	Business combinations – purchase price allocation

Business combinations are accounted for using the acquisition method. Accounting for business combinations requires the determination of the fair value of the various assets and liabilities of the acquired business. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. These assumptions may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

IRSA PROPIEDADES COMERCIALES S.A

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

There were no indications of impairment in goodwill and other assets during the fiscal year ended June 30, 2014. As of June 30, 2015, the circumstances mentioned in Note 7 referred to Arcos del Gourmet S.A., were deemed to be potential proof of impairment and, therefore, the Company carried out relevant analysis on consolidated net assets in this transaction. To such end, the Company has determined the recoverable value of such assets using the discounted cash flow valuation method upon weighing various scenarios. The main inputs used in the model include projected operating income and a discount rate in line with the business. Each revenue and cost scenario was assigned an occurrence probability rate based on information available at the time of conducting the analysis. The Company concluded that it is not necessary to record any impairment of its related assets.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

The following table shows the amounts of goodwill and non-current assets other than goodwill of the CGUs where goodwill was allocated and/or an intangible asset that is not amortized, for each of the years ended June 30, 2015 and 2014.

CGU	Country	Segment	June 30, 2015	June 30, 2014
Conil (i)	Argentina	Shopping Centers	-	2,172
Arcos del Gourmet (ii)	Argentina	Shopping Centers (intangible asset)	30,261	31,827
Arcos del Gourmet	Argentina	Shopping Centers (investment property)	229,800	236,202
Total assets allocated to CGUs			260,061	270,201

(i)	As from July 1, 2014 the Company was merged into IRSA Propiedades Comerciales S.A..
(ii)	As of June 30, 2015 upon completion of the shopping center, the amortization of the intangible started.

The Group has applied the valuation by comparable method for valuing Conil as of June 30, 2014, and the discounted cash flow method for valuing Arcos del Gourmet.

The Group carried out the impairment test on this CGU on the basis of the use value model and concluded that no impairment should be recognized for the assets for any of the years reported.

The Group uses the fair value of investment properties estimated by independent appraisers as required by Resolution N° 576/10 of the National Securities Commission of Argentina.

For purposes of calculating the fair value for impairment tests and/or to disclose it in a note to the financial statements the Group uses various valuation techniques: discounted cash flows, capitalization method and market comparables, depending on the type of ownership involved, as indicated below.

Under the cash flows or discounted cash flows model, independent appraisers estimate net future cash flows, based on the specific features of each property (including but not limited to location, sales, occupation, turnout and useful life), the agreements in force, market information and future forecasts as of the valuation date. Net income forecasts and revenues growth rates are among the most important assumptions used in the valuation. This estimate also considers the discount rates that reflect the risk of each business.  Any inaccuracy in the assumptions used by the appraisers may result in differences in the fair value of the Group’s property.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

The Group uses the cap rate valuation methodology to calculate the fair value of its shopping centers.

This methodology involves designing simulation models whereby the current annual operating income flow of a given asset is considered to be a stabilized low in perpetuity, and is divided by a capitalization rate derived from market comparables; the rate is adjusted considering its major features (size, location and condition of asset) to determine its fair value. The Group considers that the new methodology reflects more reliably the fair market value of its shopping centers for it is based on the current annual net operating income of various assets and uses market information to determine the capitalization rate; as such, it is a more transparent method internationally recognized in the industry. Additionally, it is the same methodology used to value the shopping center segments in other similar companies, hence, it is more useful to make comparisons against such valuations.

As of June 30, 2015 and 2014 fair value of investment properties was computed using a weighted average capitalization rate of 12% and 10% respectively (a 10% to 15% range was considered for fiscal year 2015 and 9% to 12% for fiscal year 2014).

Generally, an increase in the annual flow of operating income will lead to an increase in the fair value of investment properties, whereas an increase in the capitalization rate will lead to a decline in the fair value of investment properties.

For those assets that are not currently operating and where it is not possible to identify annual net operating income flows, the discounted cash flow or market comparable valuation methodology is used.

Under the comparative sale method (or comparable market), the sale price of comparable properties located nearby is adjusted by the differences in the most significant features of such property, such as, size and condition. The most relevant data included in this method is the price per square meter.

The following table details the models used for each segment:

	2015	2014
Operating Shopping Centers	Capitalization	Capitalization
Shopping Centers (Concession)	Discounted cash flows	Discounted cash flows
Offices and others	Market comparable	Market comparable

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Segment reporting (Continued)

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75 % of the total Group’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75 % of the Group’s consolidated external revenue is included in reportable segments. Once the 75% of the Group’s consolidated external revenue is included in reportable segments, the remaining operating segments are aggregated in the “Other segments” column.

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

•
The “Sales and Development” Segment includes the operating results of sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent.

•
The “Financial operations and others” segment primarily includes the financial activities carried out by the associate Tarshop S.A., the residual financial operations of its subsidiary Apsamedia S.A. (currently merged with IRSA CP).  The e-commerce activities conducted through the associate Avenida Inc. are also included until the first quarter of the current fiscal year. This investment began to be considered a financial asset as from the second quarter of this fiscal year.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Segment reporting (Continued)

Below is a summarized analysis of the lines of business of the Group for the fiscal years ended June 30, 2015, 2014 and 2013:

	Fiscal year ended June 30, 2015
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	1,778,310	160,132	6,616	147	1,945,205
Costs	(264,771)	(74,752)	(4,947)	(56)	(344,526)
Gross Profit	1,513,539	85,380	1,669	91	1,600,679
Gain from disposal of investment properties	-	-	126,686	-	126,686
General and administrative expenses	(136,151)	(2,960)	-	-	(139,111)
Selling expenses	(112,824)	(5,505)	(254)	(380)	(118,963)
Other operating results, net	(48,565)	(58,340)	-	8,759	(98,146)
Profit from Operations	1,215,999	18,575	128,101	8,470	1,371,145
Share of (loss) / profit of associates and joint ventures	-	(2,563)	-	10,740	8,177
Segment profit Before Financing and Taxation	1,215,999	16,012	128,101	19,210	1,379,322

Investment properties	1,703,344	2,368,155	194,782	-	4,266,281
Property, plant and equipment	48,345	61,649	-	-	109,994
Trading properties	-	-	11,721	-	11,721
Goodwill	1,323	3,911	-	-	5,234
Right to receive units ("Barters")	-	-	38,281	-	38,281
Inventories	15,711	-	-	-	15,711
Investments in associates and joint ventures	-	20,746	-	35,934	56,680
Operating assets (ii)	1,768,723	2,454,461	244,784	35,934	4,503,902

(i)	The Group’s revenues are entirely originated in Argentina.
(ii)	All of the Group’s assets included in the segment are located in Argentina.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment reporting (Continued)

	Fiscal year ended June 30, 2014
	Urban properties			Investments	Total urban properties and investments
	Shopping Centers	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	1,383,008	27,569	51,917	574	1,463,068
Costs	(267,728)	(9,753)	(10,916)	(373)	(288,770)
Gross Profit	1,115,280	17,816	41,001	201	1,174,298
Gain from disposal of investment properties	-	-	308	-	308
General and administrative expenses	(101,538)	(253)	-	(55)	(101,846)
Selling expenses	(73,427)	(817)	(3,851)	110	(77,985)
Other operating results, net	(43,743)	-	13,390	54	(30,299)
Profit from Operations	896,572	16,746	50,848	310	964,476
Share of loss of associates and joint ventures	-	(885)	-	(18,500)	(19,385)
Segment profit Before Financing and Taxation	896,572	15,861	50,848	(18,190)	945,091

Investment properties	1,655,241	166,288	35,572	-	1,857,101
Property, plant and equipment	20,455	3,196	-	-	23,651
Trading properties	-	-	9,539	-	9,539
Goodwill	1,829	3,911	-	-	5,740
Right to receive units ("Barters")	9,264	-	23,608	-	32,872
Inventories	10,625	-	-	-	10,625
Investments in associates and joint ventures	-	23,208	-	33,680	56,888
Operating assets (ii)	1,697,414	196,603	68,719	33,680	1,996,416

(i)	The Group’s revenues are entirely originated in Argentina.
(ii)	All the Group’s assets included in the segment are located in Argentina.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment reporting (Continued)

	Fiscal year ended June 30, 2013
	Urban properties			Investments	Total urban properties and investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenue (i)	1,100,377	19,995	4,262	1,203	1,125,837
Costs	(212,877)	(8,362)	(3,480)	(907)	(225,626)
Gross Profit	887,500	11,633	782	296	900,211
Gain from disposal of investment properties	-	-	236	-	236
General and administrative expenses	(67,597)	(218)	-	(250)	(68,065)
Selling expenses	(58,908)	(895)	(625)	(1,588)	(62,016)
Other operating results, net	(41,683)	(40)	-	2,377	(39,346)
Profit from Operations	719,312	10,480	393	835	731,020
Share of (loss) / profit of associates and joint ventures	-	(2,514)	-	2,540	26
Segment profit Before Financing and Taxation	719,312	7,966	393	3,375	731,046

Investment properties	1,586,752	105,594	35,158	-	1,727,504
Property, plant and equipment	17,385	2,896	-	-	20,281
Trading properties	-	-	7,644	-	7,644
Goodwill	1,829	3,911	-	-	5,740
Right to receive units ("Barters")	9,264	-	30,959	-	40,223
Inventories	10,002	-	-	-	10,002
Investments in associates and joint ventures	-	23,385	-	39,139	62,524
Operating assets (ii)	1,625,232	135,786	73,761	39,139	1,873,918

(i)	The Group’s revenues are entirely originated in Argentina.
(ii)	All of the Group’s assets included in the segment are located in Argentina.

Group´s shopping centers, offices and other rental properties, and trading properties, are located in Argentina.

The operating income from the joint ventures Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint ventures is reported in the income statement line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the income statement. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

IRSA PROPIEDADES COMERCIALES S.A

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

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements, except for the Group’s share of profit or loss of joint ventures as discussed above. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

In the last quarter of the fiscal year, the Group has changed the presentation of the statement of comprehensive income which is reviewed by the CODM for purposes of assigning resources and assessing performance for the fiscal year for a better alignment with the current business vision and the metrics used to such end. These amendments affected the shopping centers and office and others segments. The information examined by the CODM does not include the amounts pertaining to building administration expenses and collective promotion fund from the statement of comprehensive income, and so does it exclude total recovered costs, as they are not analyzed to assess the operating performance of the segment. The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and collective promotion fund and recoverable expenses).

These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

The amounts corresponding to prior fiscal years have been retroactively adjusted to reflect these changes in segment information.

Furthermore, the CODM regularly reviews the following categories of assets: investment properties; property, plant and equipment; trading properties; goodwill; rights to receive future units under barter agreements; inventories; investments in associates; and the investment in the Entertainment Holding S.A. joint venture. The aggregate of these assets are disclosed in these financial statements as “operating segment assets”. The measurement principles for the operating segment assets are based on the IFRS principles adopted in the preparation of the consolidated financial statements, except for the Group’s share of assets of the joint ventures, Nuevo Puerto Santa Fe S.A. and Quality Invest S.A., which are all reported to the CODM under the proportionate consolidation method. Under this method, each of the operating segment assets reported to the CODM includes the proportionate share of the Group in the same operating assets of these joint ventures. As an example, the investment properties amount reported to the CODM includes (i) the investment property balance as per the statement of financial position plus (ii) the Group’s share of the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all other of the joint ventures’ net assets in the single line item titled “Investments in associates and joint ventures” in the statement of financial position.

IRSA PROPIEDADES COMERCIALES S.A

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

	June 30, 2015
	Total Segment reporting	Adjustment for expenses and collective promotion fund	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	As per Statement of Income
Revenue	1,945,205	833,905	(21,029)	-	2,758,081
Costs	(344,526)	(847,980)	9,438	-	(1,183,068)
Gross Profit	1,600,679	(14,075)	(11,591)	-	1,575,013
Gain from disposal of investment properties	126,686	-	-	-	126,686
General and administrative expenses	(139,111)	-	404	108	(138,599)
Selling expenses	(118,963)	-	1,280	-	(117,683)
Other operating results, net	(98,146)	-	1,212	(108)	(97,042)
Profit from Operations	1,371,145	(14,075)	(8,695)	-	1,348,375
Share of profit of associates and joint ventures	8,177	-	6,408	-	14,585
Segment Profit before Financing and Taxation	1,379,322	(14,075)	(2,287)	-	1,362,960

	June 30, 2014
	Total Segment reporting	Adjustment for expenses and collective promotion fund	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	As per Statement of Income
Revenue	1,463,068	667,824	(17,518)	(360)	2,113,014
Costs	(288,770)	(675,226)	7,398	360	(956,238)
Gross Profit	1,174,298	(7,402)	(10,120)	-	1,156,776
Gain from disposal of investment properties	308	-	-	-	308
General and administrative expenses	(101,846)	-	293	108	(101,445)
Selling expenses	(77,985)	-	1,131	-	(76,854)
Other operating results, net	(30,299)	-	3,020	(108)	(27,387)
Profit from Operations	964,476	(7,402)	(5,676)	-	951,398
Share of (loss) / profit of associates and joint ventures	(19,385)	-	5,850	-	(13,535)
Segment Profit before Financing and Taxation	945,091	(7,402)	174	-	937,863

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Segment reporting (Continued)

	June 30, 2013
	Total Segment reporting	Adjustment for expenses and collective promotion fund	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	As per Statement of Income
Revenue	1,125,837	525,649	(14,075)	-	1,637,411
Costs	(225,626)	(531,140)	6,901	-	(749,865)
Gross Profit	900,211	(5,491)	(7,174)	-	887,546
Gain from disposal of investment properties	236	-	-	-	236
General and administrative expenses	(68,065)	-	237	108	(67,720)
Selling expenses	(62,016)	-	1,190	-	(60,826)
Other operating results, net	(39,346)	-	1,876	(108)	(37,578)
Profit from Operations	731,020	(5,491)	(3,871)	-	721,658
Share of profit / (loss) of associates and joint ventures	26	-	(628)	-	(602)
Segment Profit / (Loss) before Financing and Taxation	731,046	(5,491)	(4,499)	-	721,056

Total segment assets are allocated based on the operations of the segment and the physical location of the assets. In line with the discussion above, assets assigned to each segment include the proportionate share of the assets of the joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

The total operating segment assets as per the segment information are reconciled to the total consolidated assets as per the statement of financial position as follows:

	June 30, 2015	June 30, 2014	June 30, 2013
Total operating segment assets as per segment information	4,503,902	1,996,416	1,873,918
Minus:
Proportionate share of reportable operating segment assets of certain joint ventures (**)	(116,454)	(109,199)	(111,320)
Plus:
Investments in joint ventures (*)	125,238	114,956	108,592
All other non-reportable assets	1,832,061	1,494,046	1,183,614
Total Consolidated Assets as per the Statement of financial position	6,344,747	3,496,219	3,054,804

(*) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes, namely, Nuevo Puerto Santa Fe S.A and Quality Invest S.A.

(**) The following amounts related  to the proportionate share  of operating segment assets of the joint ventures, namely, Nuevo Puerto de Santa Fe S.A and  Quality Invest S.A are reported as part of the total operating segment assets by segment:

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment reporting (Continued)

	June 30, 2015	June 30, 2014	June 30, 2013
Investment properties	110,256	103,609	105,868
Goodwill	5,234	5,234	5,234
Property, plant and equipment	600	99	112
Inventories	364	257	106
Total proportionate share in assets per segment of joint ventures	116,454	109,199	111,320

The Group’s revenues for each of its reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

7.	Information about subsidiaries

General information

The Group conducts its business through several operating and holding subsidiaries. See the Group’s shareholding structure, percentages of interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3.a).

See Note 3 for information about acquisitions and disposals of subsidiaries made during the fiscal years ended June 30, 2015 and 2014.

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

Arcos del Gourmet

Injunction order:

In December 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the Shopping Center on the grounds that it did not have certain government permits in the context of two legal proceedings, where a final decision has been rendered for the company.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which so far has not rendered a decision.

Nowadays, the Shopping Center Distrito Arcos is open to the public and operating normally.

Concession Status:

The National State issued Executive Order 1723/2012 whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, we have notified in the file of proceedings of the corresponding Resolution 170/2014 revoking the Contract for Readjustment of the Concession of Rights of use and Development number AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish).

It should further be pointed out that such measure:

(i)	has not been adopted due to non-compliance of our controlled company;
(ii)	to date has not involved the interruption of the commercial development or operation of the shopping center, which continues to operate under normal conditions;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative resources (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled.

Furthermore, it has started a so-called “juicio de consignación”, that is an action where the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and form all rental payments under the Contract for Reformulation of the Concession of Rights of Use and Development, which the Company considers to have been unduly revoked.

Information on subsidiaries with material non-controlling interests

As mentioned in Note 2.3.a), the following non-controlling interests are considered significant to the Group:

	Equity attributable to Non-controlling interest
Subsidiary	June 30, 2015	June 30, 2014
Panamerican Mall S.A.	134,838	148,368

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

The non-controlling interests for the remaining subsidiaries aggregate Ps. 49,996 and Ps. 43,734 as of June 30, 2015 and 2014, respectively. None of these subsidiaries have non-controlling interests which are individually considered material to the Group.

Set out below is the summarized financial information on subsidiaries with material non-controlling interests:

Summarized statement of financial position

	Panamerican Mall S.A. (PAMSA)
	June 30, 2015	June 30, 2014
ASSETS
Total non-current assets	517,465	474,207
Total current assets	487,492	361,857
TOTAL ASSETS	1,004,957	836,064

LIABILITIES
Total non-current liabilities	20,791	17,895
Total current liabilities	309,978	76,329
TOTAL LIABILITIES	330,769	94,224
NET ASSETS	674,188	741,840

Summarized statement of comprehensive income

	PAMSA
	June 30, 2015	June 30, 2014	June 30, 2013
Revenue	333,292	262,273	206,792
Profit before income tax	225,004	168,211	98,653
Income tax expense	(78,794)	(58,888)	(34,702)
Profit for the year	146,210	109,323	63,951
Total Comprehensive Income for the year	146,210	109,323	63,951
Profit attributable to non-controlling interest	29,242	21,865	12,790
Dividends paid to non-controlling interest	42,772	-	9,170

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

Summarized statements of cash flows

	PAMSA
	June 30, 2015	June 30, 2014	June 30, 2013
Net cash generated from (used in) operating activities	119,826	(23,749)	113,490
Net cash (used in) generated from investing activities	(154,008)	60,871	(91,034)
Net cash used in financing activities	(116)	(4,301)	(41,814)
Net (decrease) / increase in cash and cash equivalents	(34,298)	32,821	(19,358)
Cash and cash equivalents at beginning of the year	44,387	11,416	29,885
Foreign exchange gain on cash and cash equivalents	464	150	888
Cash and cash equivalents at end of the year	10,553	44,387	11,415

The information above is the amount before inter-company eliminations.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in subsidiaries with material non-controlling interests is as follows:

	PAMSA
	June 30, 2015	June 30, 2014
Net assets at the beginning of the year	741,840	632,517
Profit for the year	146,210	109,323
Dividend distribution	(213,862)	-
Net assets at the end of the year	674,188	741,840
Net assets at the participating interest	80%	80%
Interests in subsidiaries	539,350	593,472
Financial costs capitalized	94,352	98,088
Book value at the end of the year	633,702	691,560

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures

General information

The accounting policy used by the Group to value its interest in joint ventures, materiality criteria and other relevant information concerning these investments are described in Note 2.3.e).

See Note 3 for information about acquisitions and disposals of joint ventures made during the fiscal years ended June 30, 2015, 2014 and 2013.

The table below lists the Group’s investments and the values of interests in joint ventures for the fiscal years ended June 30, 2015 and 2014, as well as the Group’s interest in comprehensive income of such companies as of June 30, 2015, 2014 and 2013:

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

					Value of Group's interest in equity		Group's interest in comprehensive income			% of ownership interest
					June 30,		June 30,			June 30,			Last finacial statements issued
Name of the entity	Place of business / country of incorporation	Main Activity	Nature of the relationship	Common shares 1 vote	2015	2014	2015	2014	2013	2015	2014	2013	Share capital (nominal value)	Income for the year	Equity
Entertainment Holdings S.A.	Argentina	Real estate investment	(2)	22,395,574	20,736	23,267	(2,632)	(838)	(2,514)	50%	50%	50%	44,791	1,187	41,348
Quality Invest S.A. (1)	Argentina	Real estate investment	(3)	70,314,342	96,435	88,086	1,849	976	(3,357)	50%	50%	50%	140,629	4,129	146,932
Nuevo Puerto Santa Fe S.A. (1)	Argentina	Real estate investment	(4)	138,750	28,803	26,870	4,559	4,874	2,729	50%	50%	50%	27,750	9,468	47,351
Entretenimiento Universal S.A.	Argentina	Event organization and others	(5)	300	10	(59)	69	(47)	-	2.5%	2.5%	-	12	2,457	764
					145,984	138,164	3,845	4,965	(3,142)

(1)	Considered to be material to the Group.
(2)	Entertainment Holdings S.A is an investment company that owns 25% of La Rural S.A., engaged in the operation of the exhibition grounds in Buenos Aires. See Note 3.
(3)	Quality Invest S.A. (“Quality is a company engaged in the operation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.). See Note 3.
(4)	Nuevo Puerto Santa Fe S.A. ("NPSF") owns the right to use and operate a shopping center in the port of the city of Santa Fe, Province of Santa Fe (“La Ribera Shopping”). See Note 3.
(5)	Entrenimiento Universal S.A. is a company engaged in event organization, shows and food services. See Note 3.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

The shares in these joint ventures are not publicly traded so they have no listed market price available.

Evolution of the Group’s investments in joint ventures for the fiscal years ended June 30, 2015 and 2014 were as follows:

	June 30, 2015	June 30, 2014
Beginning of the year (1)	138,164	131,977
Share of profit, net	3,845	4,965
Capital contributions	6,600	1,222
Dividends paid	(2,625)	-
End of the year (1)	145,984	138,164

(1)	As of June 30, 2014 includes (Ps. 59) corresponding to interest in ENUSA, disclosed in provisions. See Note 22.

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

Quality Invest S.A.

In March 2011, Quality subscribed an agreement of purchase for the property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter “Nobleza”) located in San Martin, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. The purchase price was agreed on USD 33.0 million. At the same time, Quality subscribed a lease agreement with Nobleza, by means of which Nobleza will rent the property for a maximum term of 3 years. On March 2, 2015, an Agreement Letter has been signed for the completion of lease agreement and restitution of San Martín plant. On April 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. Later, the Court of Appeals confirmed the CNDC’s decision regarding the obligation to serve notice and consequently, therefore, on February 23, 2012 local Form F1 was filed, which as of the date of these consolidated financial statements is still in process.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

As authorized by the relevant Ordinance, on January 20, 2015 Quality Invest S.A. entered into an Urbanization Agreement with the Municipality of San Martín which governs several regulatory aspects and sets forth a binding assignment of meters in exchange for cash contributions subject to formalization of certain administrative milestones included in the rezoning process. The Agreement contemplates a monetary compensation to the City Council totaling Ps. 40.0 million, payable in two installments of Ps. 20.0 million each. The first of such installments was actually paid on June 30, 2015, while the second,  will be paid within 60 days after the registration of the plan of subdivision parcel in the Department of Geodesy of the Province of Buenos Aires.

Entertainment Holdings S.A.

As noted in Note 3, IRSA Propiedades Comerciales S.A. acquired shares of common stock, representing 50% of EHSA’s capital stock and votes and, as a consequence, IRSA Propiedades Comerciales S.A., holds a jointly indirect interest in LRSA of 25% which operates the fairground Predio Ferial de Buenos Aires.

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

Neither has IRSA Propiedades Comerciales S.A. been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/2012 was found to be unconstitutional, such order shall have no legal effects either in EHSA or in the acquisition by IRSA Propiedades Comerciales S.A. of an equity interest in EHSA. However, should the opposite happen, that is, a court order declaring the nullity of Executive Order 2699/91 could have a real impact on acquired assets. In this scenario, the judicial decision may  render the purchase of the Plot of Land by SRA null and void, and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

On June 1, 2015, a ruling was issued in case 4573/2012 SOCIEDAD RURAL ARGENTINA vs. NATIONAL STATE – EXECUTIVE POWER ON DECLARATORY ACTION, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

On June 2, 2015 the Sociedad Rural Argentina filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While a decision on the appeal filed with the Court of Appeals is pending, the motion to lift the injunction filed by the National State will have no effect.

The Court of Appeals may sustain the ruling that has been appealed and then lift the injunction requested by Sociedad Rural Argentina or else revoke the ruling that was appealed and sustain the injunction until a final decision has been rendered.

Notwithstanding the above, to the date we are not aware of any judicial measure petitioned by the owner of the Plot of Land and/or the National Government, or the corresponding appeals or rulings, may have affected the actual use of the Plot of Land.

There are no contingent liabilities relating to the Group´s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other those previously the mentioned above.

Information about significant joint ventures

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

Summarized statements of financial position

	June 30, 2015
	QUALITY	NPSF
ASSETS
Total non-current assets	150,041	46,279
Total current assets	4,477	32,485
Total assets	154,518	78,764
LIABILITIES
Total non-current liabilities	1,563	5,551
Total current liabilities	6,023	25,862
Total liabilities	7,586	31,413
Net assets	146,932	47,351

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

	June 30, 2014
	QUALITY	NPSF
ASSETS
Total non-current assets	132,806	26,816
Total current assets	2,473	39,064
Total assets	135,279	65,880
LIABILITIES
Total non-current liabilities	1,677	9,975
Total current liabilities	3,799	12,773
Total liabilities	5,476	22,748
Net assets	129,803	43,132

Summarized statements of comprehensive income

	QUALITY			NPSF
	June 30, 2015	June 30, 2014	June 30, 2013	June 30, 2015	June 30, 2014	June 30, 2013
Revenues	15,920	16,476	14,235	39,950	30,167	23,649
Profit / (Loss) before income tax	3,947	587	(5,855)	14,568	15,596	8,925
Income taxes	182	1,796	(437)	(5,100)	(5,472)	(3,112)
Profit / (Loss) for the year	4,129	2,383	(6,292)	9,468	10,124	5,813
Total Comprehensive Operations for the year	4,129	2,383	(6,292)	9,468	10,124	5,813
Dividends paid	-	-	-	5,252	-	2,500

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies and fair value adjustments made at the time of the acquisition.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in material joint ventures is as follows:

	QUALITY		NPSF
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net assets at the beginning of the year	129,803	126,420	43,132	33,008
Increases in capital / Irrevocable contributions	13,000	1,000	-	-
Dividends distribution	-	-	(5,249)	-
Profit for the year	4,129	2,383	9,468	10,124
Net assets at the end of the year	146,932	129,803	47,351	43,132
% of ownership interest	50%	50%	50%	50%
Interests in joint ventures	73,466	64,902	23,676	21,566
Goodwill	3,911	3,911	1,323	1,323
Higher Value	19,058	19,273	3,804	3,981
Book amount at the end of the year	96,435	88,086	28,803	26,870
9.	Interests in associates

General information

The accounting policy used by the Group to value its interest in associates, materiality criteria and other relevant information concerning these investments are described in Note 2.3.(d).

As of June 30, 2013 the Group’s ownership interest in Tarshop S.A. is 20%. Tarshop S.A. is a company incorporated in Argentina engaged primarily in financing consumption through loans and credit cards.

During the year ended June 30, 2014 the Group acquired shares in associate Avenida Inc.. Later, on September 2, 2014, the Group reduced its equity interest in Avenida Inc., as a result of which it changed its valuation method to fair value (see Note 3). Consequently, as of June 30, 2015 the investment in associates is Tarshop S.A..

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

Below is the value of the ownership interest in the Group's associates and its interest in comprehensive income:

				Value of Group´s interest in equity		% of ownership interest
				June 30,		June 30,			June 30,			Last financial statements issued
Name of the entity	Place of business / country of incorporation	Main Activity	Common shares 1 vote	2015	2014	2015	2014	2013	2015	2014	2013	Share capital (nominal value)	(Loss) / Profit for the year	Equity
Tarshop S.A. (1)	Argentina	Consumer financing	48,759,288	35,934	22,584	(8,650)	(16,556)	2,540	20%	20%	20%	243,796	(46,377)	181,271
Avenida Inc. (2)	United States	Investment	-	-	11,096	19,390	(1,944)	-	-	24.79%	-	-	-	-
				35,934	33,680	10,740	(18,500)	2,540

(1)	Tarshop is primarily engaged in credit card and loan origination activities.
(2)
Avenida Inc. is primarily engaged in investing activities. As of June 30, 2015 holds 100% of Avenida Compras S.A., a Company engaged in e-commerce activity. On September 2, 2014, the Group reduced its equity interest in Avenida Inc. S.A., as a result of which it changed its valuation method to fair value. See Note 3.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

The shares in these associates are not publicly traded so they have no listed market price available.

Changes in the Group’s interest in associates for the fiscal years ended June 30, 2015 and 2014 were as follows:

	June 30, 2015	June 30, 2014
Beginning of the year	33,680	39,140
Acquisitions	9,985	13,040
Capital contributions	22,000	-
Investment at fair value	(30,089)	-
Sale of equity interest in associates	(10,382)	-
Share of profit / (loss), net	10,740	(18,500)
End of the year	35,934	33,680

Restrictions, commitments and other matters in respect of associates

According to the laws of Argentina in which the Group operates, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s associates have not reached the legal limit of this reserve.

Changes to the regulatory framework, economic context and its consequences in Tarshop S.A.

Over the past 2 fiscal years, the BCRA modified certain aspects of the regulatory framework of the business activity carried out by Tarshop S.A.. Based on such changes, our Associate is now undergoing a realignment of their operations.

In addition, during October 2014, Banco Hipotecario S.A. and IRSA Propiedades Comerciales S.A. approved a gradual capitalization plan to be carried out by shareholders pro rata their holdings; the first tranche of such capitalization has already been made for a total amount of Ps. 110.0 million.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

There are no contingent liabilities in relation to the Group’s interests in associates.

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

Information about significant associates

Set out below is the summarized financial information of associates considered significant to the Group as of June 30, 2015 and 2014:

Summarized statement of financial position

	TARSHOP
	June 30, 2015	June 30, 2014
Assets
Total non-current assets	283,805	210,184
Current
Cash and cash equivalents	101,883	96,101
Other current assets	1,359,096	1,272,962
Total current assets	1,460,979	1,369,063
Total assets	1,744,784	1,579,247
Liabilities
Non-current
Financial liabilities (i)	107,052	223,379
Other liabilities	266	286
Total non-current liabilities	107,318	223,665
Current
Financial liabilities (i)	925,964	885,233
Other liabilities	530,231	352,701
Total current liabilities	1,456,195	1,237,934
Total liabilities	1,563,513	1,461,599
Net assets	181,271	117,648

(i) Exclude trade and other payables and provisions.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

Summarized statements of comprehensive income

	TARSHOP
	June 30, 2015	June 30, 2014	June 30, 2013
Net income from financing	143,030	230,849	317,797
Net income from services	488,252	233,197	166,047
Uncollectible write-offs net of recoveries	(70,317)	(111,624)	(106,701)
Income taxes	30,541	30,003	(9,141)
(Loss) / Profit for the year	(46,377)	(85,940)	9,544
Total comprehensive operations for the year	(46,377)	(85,940)	9,544

The information above reflects the amounts presented in the financial statements of the associate (and not the Group’s share of those amounts) adjusted for differences in Group´s accounting policies and fair value adjustments made at the time of the acquisition.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in material associates is as follows:

	TARSHOP
	June 30, 2015	June 30, 2014
Net assets at beginning of the year	117,648	203,588
Loss for the year	(46,377)	(85,940)
Irrevocable contributions	110,000	-
Net assets at the end of the year	181,271	117,648
% of ownership interest	20%	20%
Interest in associates	36,254	23,530
Unrealized results related to an intercompany transaction	(320)	(946)
Book amount at the end of the year	35,934	22,584

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties

Changes in the Group’s investment properties for the years ended June 30, 2015 and 2014 were as follows:

	Shopping centers	Office and other rental properties	Undeveloped parcels of land	Properties under development	Total
At July 1st, 2013
Costs	2,397,234	152,578	81,859	179,451	2,811,122
Accumulated depreciation	(1,168,858)	(20,628)	-	-	(1,189,486)
Net book amount	1,228,376	131,950	81,859	179,451	1,621,636
Year ended June 30, 2014
Opening net book amount	1,228,376	131,950	81,859	179,451	1,621,636
Additions	61,108	4,302	111	179,303	244,824
Transfers	(25,332)	26,774	(1,442)	(803)	(803)
Sales	-	-	-	(185)	(185)
Written off unused assets	(35)	-	-	-	(35)
Depreciation charge (i) (Note 31)	(105,002)	(6,943)	-	-	(111,945)
Closing net book amount	1,159,115	156,083	80,528	357,766	1,753,492
At June 30, 2014
Costs	2,432,975	183,654	80,528	357,766	3,054,923
Accumulated depreciation	(1,273,860)	(27,571)	-	-	(1,301,431)
Net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Year ended June 30, 2015
Opening net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Additions (iii)	60,377	2,486,720	90,589	186,459	2,824,145
Transfers to property, plant and equipment	(140)	-	-	(8,779)	(8,919)
Transfers to trading properties	(3,107)	-	-	-	(3,107)
Transfers (ii)	484,958	23,080	25,331	(533,369)	-
Disposals	(114)	(239,787)	(1,666)	(2,077)	(243,644)
Depreciation charge (i) (Note 31)	(97,855)	(68,087)	-	-	(165,942)
Closing net book amount	1,603,234	2,358,009	194,782	-	4,156,025
At June 30, 2015
Costs	2,974,949	2,453,667	194,782	-	5,623,398
Accumulated depreciation	(1,371,715)	(95,658)	-	-	(1,467,373)
Net book amount	1,603,234	2,358,009	194,782	-	4,156,025

(i)	As of June 30, 2015 and 2014, depreciation charges were included in “Costs” in the Statements of Comprehensive Income (Note 31).
(ii)	Includes transfers due to the opening of Alto Comahue and Distrito Arcos Shopping Centers.
(iii)	Includes additions due to the acquisition of assets to IRSA. See Note 3.

As of June 30, 2014, properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A. Works in Shopping Neuquén S.A. and Arcos del Gourmet S.A. amounted to Ps. 121,564 and Ps. 236,202, respectively, as of June 30, 2014.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	June 30, 2015	June 30, 2014	June 30, 2013
Rental and service income	1,924,176	1,445,190	1,111,762
Expenses and collective promotion fund	833,905	667,824	525,649
Costs of property operations	(1,178,065)	(944,949)	(745,478)
Gain from disposal of investment properties (i)	126,686	308	236

(i) Corresponds to the sale of units of the Intercontinental Building (See note 3) and the barter of Conil´s plot of land (See note 39).

Borrowing costs incurred during the fiscal year ended June 30, 2015, 2014 and 2013 amounted to Ps. 12,957, Ps. 22,376 and Ps. 10,307, respectively, capitalized at the rate of the Group’s overall loans, which averages 15%. Such costs correspond to Distrito Arcos, Alto Comahue and Soleil Premium Outlet. Capitalization of financial costs has ceased since the completion of the shopping malls.

Certain of the Group’s investment properties have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other liabilities. The net book value of those properties as of June 30, 2015 and 2014 is as follows:

	June 30, 2015	June 30, 2014
Soleil Premium Outlet (i)	-	88,634
Córdoba Shopping (ii)	48,566	52,113
Total	48,566	140,747

(i)
On August 22, 2014, IRSA Propiedades Comerciales paid the balance of the purchase price for the shopping center known as “Soleil Premium Outlet” in the amount of Ps. 105.8 million (USD 12.6 million plus interest). As a result, the mortgage granted in favor of INC S.A. was fully discharged.

(ii)
A portion of the Córdoba Shopping center property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to Ps. 3.3 million and Ps. 13.2 million, as of June 30, 2015 and 2014, respectively. The debt is included in “Trade and other payables” in the statement of financial position.

As of June 30, 2015 and 2014 the fair value of investment properties amounts to Ps. 18,211.3 million and Ps. 13,511.7 million, respectively. The change is related to the acquisition of real property from IRSA, see Note 3. The fair values are based on comparable values of certain qualified external appraisers (Level 2 of fair value hierarchy) except in the case of shopping centers, where fair value is based on the market capitalization valuation (Level 3 of the fair value hierarchy). In the first case, sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the m2 (square meter). In the second case, the capitalization rates used also take into account specific aspects of each property.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

The following is a summary of the Group´s investment properties by type as of June 30, 2015:

		Initial Costs		Subsequent costs	Cost at year end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life as of 06.30.15
Shopping Centers portfolio:
Abasto	-	9,753	251,247	10,553	9,753	261,800	271,553	(162,394)	109,159	nov-98	jul-94	17
Alto Palermo Shopping	-	8,694	424,322	13,609	8,694	437,931	446,625	(362,454)	84,171	oct-90	nov-97	15
Alto Avellaneda	-	18,089	186,584	22,073	18,089	208,657	226,746	(177,501)	49,245	oct-95	dec-97	12
Paseo Alcorta	-	8,006	101,992	12,128	8,006	114,120	122,126	(82,043)	40,083	jun-92	jun-97	16
Alto Noa	-	227	46,336	2,706	227	49,042	49,269	(37,123)	12,146	sep-94	mar-95	14
Buenos Aires Design	-	-	53,083	9,332	-	62,415	62,415	(53,680)	8,735	nov-93	nov-97	3
Patio Bullrich	-	9,814	163,711	7,840	9,814	171,551	181,365	(118,262)	63,103	sep-88	oct-98	17
Alto Rosario	-	25,686	74,743	3,237	25,686	77,980	103,666	(40,235)	63,431	nov-04	nov-04	19
Mendoza Plaza	-	10,546	126,413	14,210	10,546	140,623	151,169	(90,001)	61,168	jun-94	dec-94	16
Dot Baires Shopping	-	84,890	364,359	89,629	53,462	485,416	538,878	(134,345)	404,533	may-09	nov-06	25
Córdoba Shopping	Antichresis	5,009	98,714	(352)	5,009	98,362	103,371	(54,805)	48,566	mar-90	dec-06	15
Distrito Arcos	-	-	-	236,656	-	236,656	236,656	(6,856)	229,800	-	nov-09	22
Alto Comahue	-	1,143	4,467	302,721	1,143	307,188	308,331	(4,463)	303,868	-	may-06	31
Patio Olmos	-	11,532	21,417	-	11,532	21,417	32,949	(6,425)	26,524	may-95	sep-07	18
Soleil Premium Outlet	-	23,267	55,905	36,113	23,267	92,018	115,285	(30,984)	84,301	-	jul-10	9
Ocampo parking space	-	3,201	21,137	207	3,201	21,344	24,545	(10,144)	14,401	-	sep-06	23
Shopping centers portfolio		219,857	1,994,430	760,662	188,429	2,786,520	2,974,949	(1,371,715)	1,603,234
Office and Other rental properties portfolio:
Abasto offices		-	-	14,288	-	14,288	14,288	(3,204)	11,084	mar-13	-	17
Alto Palermo Shopping Annex	-	-	36,578	-	-	36,578	36,578	(5,147)	31,431	-	jun-06	9
Dot building	-	13,346	68,446	54,466	44,775	91,483	136,258	(16,874)	119,384	sep-10	nov-06	29
Anchorena 665	-	3,018	13,316	-	3,018	13,316	16,334	(4,607)	11,727	-	agu-08	-
Zelaya 3102	-	1,442	-	-	1,442	-	1,442	-	1,442	-	jul-05	-
Suipacha 664	-	40,916	87,885	1,020	40,916	88,905	129,821	(6,609)	123,212	jun-94	dec-14	9
Bouchard 710	-	337,222	180,599	129	337,222	180,728	517,950	(7,948)	510,002	-	dec-14	25
Intercontinental building (i)	-	25,819	395,145	341	25,819	395,486	421,305	(32,859)	388,446	jun-96	dec-14	24
República building	-	391,506	316,686	96	391,506	316,782	708,288	(13,269)	695,019	-	dec-14	25
Della Paolera 265	-	295,682	239,114	-	295,682	239,114	534,796	(7,985)	526,811	-	dec-14	26
Office and Other rental properties portfolio		1,108,951	1,337,769	70,340	1,140,380	1,376,680	2,517,060	(98,502)	2,418,558
Undeveloped parcels of land:
Building annexed to DOT	-	25,336	-	-	25,336	-	25,336	-	25,336	-	nov-06	-
Luján plot of land	-	41,861	-	111	41,972	-	41,972	-	41,972	-	may-12	-
Caballito – Ferro	-	36,890	-	-	36,890	-	36,890	-	36,890	-	nov-97	-
Intercontinental plot of land Tower B	-	90,584	-	-	90,584	-	90,584	-	90,584	-	dec-14	-
Undeveloped parcels of land		194,671	-	111	194,782	-	194,782	-	194,782
Total		1,523,479	3,332,199	831,113	1,523,591	4,163,200	5,686,791	(1,470,217)	4,216,574

(i)	The breakdown of investment properties as of June 30, 2015 includes property, plant and equipment in the amount of Ps. 60,549 that reflect offices used by the Group.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2015 and 2014 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1st, 2013
Costs	12,321	10,914	76,105	291	56	99,687
Accumulated depreciation	(9,437)	(7,572)	(62,218)	(291)	-	(79,518)
Net book amount	2,884	3,342	13,887	-	56	20,169
Year ended June 30, 2014
Opening net book amount	2,884	3,342	13,887	-	56	20,169
Additions	1,488	1,524	8,917	-	-	11,929
Written off unused assets	-	-	(36)	-	-	(36)
Depreciation charge (i) (Note 31)	(1,187)	(772)	(6,551)	-	-	(8,510)
Closing net book amount	3,185	4,094	16,217	-	56	23,552
At June 30, 2014
Costs	13,809	12,438	84,986	291	56	111,580
Accumulated depreciation	(10,624)	(8,344)	(68,769)	(291)	-	(88,028)
Net book amount	3,185	4,094	16,217	-	56	23,552
Year ended June 30, 2015
Opening net book amount	3,185	4,094	16,217	-	56	23,552
Additions (ii)	61,192	2,586	22,687	2,863	-	89,328
Transfers from investment properties	-	3,618	5,301	-	-	8,919
Disposal of unused assets	-	(46)	-	-	-	(46)
Depreciation charge (i) (Note 31)	(2,801)	(1,110)	(7,971)	(477)	-	(12,359)
Closing net book amount	61,576	9,142	36,234	2,386	56	109,394
At June 30, 2015
Costs	75,001	18,596	112,974	3,154	56	209,781
Accumulated depreciation	(13,425)	(9,454)	(76,740)	(768)	-	(100,387)
Net book amount	61,576	9,142	36,234	2,386	56	109,394

(i)
As of June 30, 2015 and 2014, depreciation charges were included in “Costs” for Ps. 9,838 and Ps. 7,898, in “General and administrative expenses” for Ps. 2,392 and Ps. 524 and in “Selling expenses” for Ps. 129 and Ps. 88 respectively, in the Statement of Comprehensive Income (Note 31).

(ii)	Includes additions due to acquisition of assets to IRSA. See Note 3.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.           Property, plant and equipment (Continued)

As of June 30, 2015 and 2014 there are no Properties under development included in this item.

During the fiscal years ended June 30, 2015 and 2014 borrowing costs were no capitalized.

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

The Group leases computer equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years and ownership of the assets lie within the Group (Note 27). Book amount of these equipment, included in class “Machinery and equipment” is as follows:

	June 30, 2015	June 30, 2014
Costs – capitalized finance leases	6,857	5,121
Accumulated depreciation	(4,749)	(3,615)
Net book amount	2,108	1,506

12.	Trading properties

Changes in trading properties for the fiscal years ended June 30, 2015 and 2014 were as follows:

	Completed properties	Undeveloped sites	Total
At July 1, 2013	1,620	6,024	7,644
Additions	1,400	-	1,400
Transfers	7,351	803	8,154
Disposals / Sales (i)	(7,659)	-	(7,659)
At June 30, 2014	2,712	6,827	9,539
Additions	-	-
Transfers	-	3,107	3,107
Disposals / Sales (i)	(925)	-	(925)
At June 30, 2015	1,787	9,934	11,721

(i)	Corresponds to the sale of functional units (apartments and parking spaces) of Condominios I and II.

During the fiscal years ended June 30, 2015 and 2014, no borrowing costs were capitalized.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.           Trading properties (Continued)

None of the Group’s trading properties have been mortgaged or otherwise restricted to secure Group’s borrowings and other payables.

Breakdown of current and non-current Company’s trading properties is as follow:

	June 30, 2015	June 30, 2014
Non-current	8,567	8,325
Current	3,154	1,214
	11,721	9,539

The following is a summary of the Group's trading properties by type as of June 30, 2015 and 2014:

	Net book amount
Description	June 30, 2015	June 30, 2014	Date of acquisition
Undeveloped sites:
Air space Coto	6,024	6,024	sep-97
Córdoba Plot of land	3,107	-	may-15
Residential project Neuquén	803	803	may-06
Total undeveloped sites	9,934	6,827

Completed properties:
Condominios I	21	925	apr-11
Condominios II	366	387	nov-13
Entre Ríos 465/9 apartments	1,400	1,400	nov-13
Total completed properties:	1,787	2,712
Total	11,721	9,539

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

13.	Intangible assets

Changes in the Group’s intangible assets for the fiscal years ended June 30, 2015 and 2014 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters) (iii)	Others	Total
At July 1, 2013
Costs	506	14,730	20,873	40,223	907	77,239
Accumulated depreciation	-	(13,804)	-	-	(774)	(14,578)
Net book amount	506	926	20,873	40,223	133	62,661
Year ended June 30, 2014
Opening net book amount	506	926	20,873	40,223	133	62,661
Additions	-	165	-	-	10,954	11,119
Transfers	-	-	-	(7,351)	-	(7,351)
Written off	-	(116)	-	-	-	(116)
Amortization charge (i) (Note 31)	-	(479)	-	-	(80)	(559)
Closing net book amount	506	496	20,873	32,872	11,007	65,754
At June 30, 2014
Costs	506	14,779	20,873	32,872	11,861	80,891
Accumulated depreciation	-	(14,283)	-	-	(854)	(15,137)
Net book amount	506	496	20,873	32,872	11,007	65,754
Year ended June 30, 2015
Opening net book amount	506	496	20,873	32,872	11,007	65,754
Additions	-	467	-	5,409		5,876
Written off	(506)	-	-	-		(506)
Amortization charge (i) (Note 31)	-	(490)	(471)	-	(1,148)	(2,109)
Closing net book amount	-	473	20,402	38,281	9,859	69,015
At June 30, 2015
Costs	-	15,246	20,873	38,281	11,861	86,261
Accumulated depreciation	-	(14,773)	(471)	-	(2,002)	(17,246)
Net book amount	-	473	20,402	38,281	9,859	69,015

(i)	As of June 30, 2015 and 2014, amortization charge is included in “Costs” in the Statements of Comprehensive Income (Note 31). There are no impairment charges for any of the reported years.
(ii)	Corresponds to Distrito Arcos. Depreciation began in January, 2015, upon delivery of the shopping mall.
(iii)	Corresponds to in-kind receivables representing the right to receive residential apartments in the future under barter transactions (Note 39).

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.	Inventories

Group’s inventories as of June 30, 2015 and 2014 were as follows:

	June 30, 2015	June 30, 2014
Current
Materials and others items of inventories	15,347	10,368
Total inventories	15,347	10,368

15.	Financial instruments by category

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

Financial assets and financial liabilities as of June 30, 2015 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2015
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	666,968	-	666,968	316,147	983,115
Investments in financial assets (Note 17)	109,831	436,035	545,866	-	545,866
Cash and cash equivalents (Note 19)	301,499	2,000	303,499	-	303,499
Total	1,078,298	438,035	1,516,333	316,147	1,832,480

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss:	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 20)	398,566	-	398,566	651,397	1,049,963
Borrowings (excluding finance leases liabilities) (Note 23)	3,791,146	-	3,791,146	-	3,791,146
Total	4,189,712	-	4,189,712	651,397	4,841,109

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.           Financial instruments by category (Continued)

Financial assets and financial liabilities as of June 30, 2014 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2014
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	831,698	-	831,698	265,227	1,096,925
Investments in financial assets (Note 17)	14,079	265,447	279,526	-	279,526
Cash and cash equivalents (Note 19)	114,406	2,300	116,706	-	116,706
Derivative financial instruments - assets (Note 18)	-	1,234	1,234	-	1,234
Total	960,183	268,981	1,229,164	265,227	1,494,391

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 20)	215,299	-	215,299	470,185	685,484
Borrowings (excluding finance leases liabilities) (Note 23)	1,522,943	-	1,522,943	-	1,522,943
Derivative financial instruments - liabilities (Note 18)	-	14,225	14,225	-	14,225
Total	1,738,242	14,225	1,752,467	470,185	2,222,652

Financial liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.           Financial instruments by category (Continued)

Results on derivative financial instruments are included in “Financial results, net” in the statement of comprehensive income (Note 34) and can be assigned to the following categories:

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2015
Interest income	57,860	11,447	69,307
Interest expense	(329,170)	-	(329,170)
Foreign exchange losses, net	(210,162)	-	(210,162)
Fair value gains of financial assets at fair value through profit or loss, net	-	50,176	50,176
(Loss) from derivative financial instruments	-	(2,961)	(2,961)
Other finance costs	(41,677)	-	(41,677)
Net result	(523,149)	58,662	(464,487)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2014
Interest income	44,292	15,732	60,024
Interest expense	(151,092)	-	(151,092)
Foreign exchange losses, net	(277,258)	-	(277,258)
Fair value gains of financial assets at fair value through profit or loss, net	-	62,216	62,216
Gain from derivative financial instruments	-	12,514	12,514
Other finance costs	(29,456)	-	(29,456)
Net result	(413,514)	90,462	(323,052)

	Financial assets / (liabilities) at amortized cost	Financial assets / (liabilities) at fair value through profit or loss	Total
June 30, 2013
Interest income	34,186	2,075	36,261
Interest expense	(91,972)	-	(91,972)
Foreign exchange losses, net	(105,431)	-	(105,431)
Fair value gains of financial assets at fair value through profit or loss, net	-	877	877
Other finance costs	(28,400)	-	(28,400)
Loss from repurchase of Non-Convertible Notes	(9,992)	-	(9,992)
Loss from derivative financial instruments	-	(2,977)	(2,977)
Net result	(201,609)	(25)	(201,634)

IRSA PROPIEDADES COMERCIALES S.A

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

In the case of Level 1, valuation is based on quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise foreign-currency futures contracts and interest rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the year.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.           Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2015 and 2014 and their allocation to the fair value hierarchy:

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	71,470	-	-	71,470
- Investments in equity securities in Avenida Inc. S.A	102,316	-	-	102,316
- Mutual funds	107,977	-	-	107,977
- Government bonds	79,555	-	-	79,555
- Bonds issued by Banco Macro	1,789	-	-	1,789
- Non-convertible notes related parties	74,928	-	-	74,928
Total assets	438,035	-	-	438,035

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	63,455	-	-	63,455
- Mutual funds	84,640	-	-	84,640
- Government bonds	4,243	-	-	4,243
- Bonds issued by Banco Macro	1,438	-	-	1,438
- Non-convertible notes related parties	113,971	-	-	113,971
- Foreign-currency futures contracts	-	1,200	-	1,200
- Interest rate swaps	-	34	-	34
Total assets	267,747	1,234	-	268,981

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss:
- Foreign-currency futures contracts	-	14,225	-	14,225
Total liabilities	-	14,225	-	14,225

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.           Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve; Foreign exchange curve.

Interest rate swaps	Discounted cash flow	-	Interest rate swaps and cash flows

Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Trade and other receivables

The following table shows the amounts of Trade and other receivables as of June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Non-current
Leases and services receivables	3,000	2,950
Averaging of scheduled rent escalation	53,044	50,528
Properties sales receivables (i)	192	711
Less: allowance for doubtful accounts	(2,208)	(2,208)
Total Non-current trade receivables	54,028	51,981
Prepayments	11,274	14,332
VAT receivables	23,568	18,824
Others	1,561	777
Total Non-current other receivables	36,403	33,933
Total Non-current trade and other receivables	90,431	85,914
Current
Leases and services receivables	253,514	178,858
Averaging of scheduled rent escalation	85,674	60,738
Post-dated checks	233,312	181,835
Properties sales receivables (i)	537	657
Consumer financing receivables	14,620	14,861
Debtors under legal proceedings	60,919	52,175
Less: allowance for doubtful accounts	(82,295)	(71,424)
Total Current trade receivables	566,281	417,700
Prepayments	92,481	47,064
VAT receivables	1,853	3,715
Loans	10,750	8,759
Other tax receivables	4,867	6,684
Advance payments	43,386	66,186
Others	11,197	10,379
Less: allowance for other receivables	(165)	(175)
Total Current other receivables	164,369	142,612
Related parties (Note 36)	77,366	376,892
Total Current trade and other receivables	808,016	937,204
Total trade and other receivables	898,447	1,023,118

(i) Property sales receivables primarily comprise the sale of trading properties and investment properties.

As of June 30, 2015, all non-current receivables are due within 3 years from the end of the fiscal year.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Trade and other receivables (Continued)

The fair values of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, the impact of discounting is not considered significant. Fair values are based on discounted cash flows.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.15.

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	June 30, 2015	June 30, 2014
Beginning of the year	73,807	73,429
Additions (Note 31)	22,653	10,333
Unused amounts reversed (Note 31)	(10,489)	(4,022)
Receivables written off during the year as uncollectible	(1,303)	(5,933)
End of the year	84,668	73,807

The additions and unused amounts reversed of provision for impaired receivables have been included in “Selling expenses” in the statement of comprehensive income (Note 31). Amounts charged to the provision account are generally written off, when there is no expectation of recovering.

The Group’s trade receivables comprise: shopping leases and services, leases office and services, consumer financing and sale of properties. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables (Note 4).

The Group has also receivables with related parties. Neither of which are due nor impaired.

Due to the distinct characteristics of each type of receivable, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2015 and 2014 (includes not past due receivables to reconcile with the amounts in the statements of financial position):

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.           Trade and other receivables (Continued)

	Past due
Type of receivables	Up to 3 months	3 to 6 months	Over 6 months	To mature	Allowed	Total
Shopping leases and services	39,119	10,438	13,986	555,035	69,848	688,426
Office leases and services	969	24	-	9	35	1,037
Consumer financing:
- Credit card	-	-	-	-	14,620	14,620
Sale of properties	64	63	277	325	-	729
Total as of June 30, 2015	40,152	10,525	14,263	555,369	84,503	704,812
Shopping leases and services	24,637	9,555	11,194	422,357	58,613	526,356
Office leases and services	430	-	140	-	158	728
Consumer financing:
- Credit card	-	-	-	-	14,861	14,861
Sale of properties	41	43	218	1,066	-	1,368
Total as of June 30, 2014	25,108	9,598	11,552	423,423	73,632	543,313

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping centers and offices represent 97.8% and 97% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. The Group has a large customer base and is not dependent on any single customer. Leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six months are regularly monitored. At the end of the year, the Group has not experience credit issues with these new customers.

As of June 30, 2015 and 2014 the Group provided for profit net with respect to leases and services receivables for an amount of Ps. 11,923 and Ps. 5,375, respectively.

Consumer financing receivables:

Trade receivables related to the residual activities of the Group represent only 2.1% and 2.7% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.           Trade and other receivables (Continued)

As of June 30, 2015 and 2014, the Group provided for recorded net gains (losses) on impairment of consumer financing receivables for an amount of Ps. 241 and Ps. 936, respectively. The estimation of the credit risk is complex and requires the use of rating and scoring models which are essential to measure default risk. In measuring the consumption credit risks of credit purchases made through credit cards and cash advances, the Company considers two components: (i) the probability of default by client or counterparty, and (ii) the likeable recovery rate of obligations in arrears. The models are reviewed regularly to check their effectiveness with respect to actual performance and, where necessary, to enhance them.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 0.1% and 0.3% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

During the fiscal year there are no impaired receivables from the sale of properties.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Investments in financial assets

The following table shows the amounts of investments in financial assets as of June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT (i)	71,470	63,455
Investment in equity securities in Avenida Inc. S.A. (ii)	102,316	-
Financial assets at amortized cost
Non-convertible notes (Note 36)	79,760	-
Total Non-current	253,546	63,455
Current
Financial assets at fair value through profit or loss
Mutual funds	105,977	82,340
Non-convertible notes related parties (Note 36)	74,928	113,971
Bonds issued by Banco Macro	1,789	1,438
Government bonds	79,555	4,243
Financial assets at amortized cost
Non-convertible notes (Note 36)	30,071	14,079
Total Current	292,320	216,071
Total investments in financial assets	545,866	279,526

(i)
On November 4, 2010, the Group acquired 5,214,662 shares of common stock of TGLT following TGLT initial public offering in the Buenos Aires Stock Exchange for Ps. 47.1 million in cash. TGLT is a residential housing developer with operations in Argentina and Uruguay. Following the initial acquisition, through successive purchases, the Group acquired 1,464,761 additional TGLT shares for an aggregate of Ps. 13.0 million. As of June 30, 2015, the Group’s interest in TGLT amounted to 6,679,423 shares representing 9.49% of the capital stock.

(ii)	As of June 30, 2015, the Group’s interest in Avenida Inc. amounted to 4,742,836 shares representing 17.68% of the capital stock. See Note 3 and 9.

Financial assets at fair value through profit or loss are denominated in Argentine pesos. The maximum exposure to credit risk at the reporting date is the carrying value of these assets.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Derivative financial instruments

The following table shows the derivative financial instruments as of June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Asset
Current
Foreign-currency futures contracts	-	1,200
Interest rate swaps	-	34
Total current derivative financial instruments	-	1,234
Total derivative financial instruments	-	1,234

Liabilities
Current
Foreign-currency futures contracts	-	14,225
Total current derivative financial instruments	-	14,225
Total derivative financial instruments	-	14,225

As of June 30, 2015 and 2014, foreign currency forward contracts outstanding are indicated below:

Forwards	Amount (USD)	Due date	June 30, 2015	June 30, 2014
Banco ICBC	10,000	07/31/2014	-	1,200
Total	10,000		-	1,200

Forwards	Amount (USD)	Due date	June 30, 2015	June 30, 2014
Banco Galicia	10,000	07/31/2014	-	(9,000)
Banco Hipotecario	5,000	07/31/2014	-	(5,225)
Total	15,000		-	(14,225)

Accrued gains (losses) in the fiscal years ended June 30, 2015, 2014 and 2013 were as follows:

Forwards	Amount (USD)	June 30, 2015	June 30, 2014	June 30, 2013
Banco ICBC	10,000	(1,098)	(4,373)	-
Banco Galicia	10,000	(1,098)	(16,238)	-
Banco Hipotecario	5,000	(549)	30,896	-
Banco Itaú	-	-	2,207	(2,977)
Total	25,000	(2,745)	12,492	(2,977)

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Derivative financial instruments (Continued)

As of June 30, 2015 and 2014, interest rate swaps outstanding are as follows:

Interest rate swaps	Amount (USD)	Due date	Fixed / Floating	June 30, 2015	June 30, 2014
Banco Galicia	10,000	12/31/2014	24.25%	-	34
Total	10,000			-	34

Accrued gains (losses) in the fiscal years ended June 30, 2015, 2014 and 2013 were as follows:

Interest rate swaps	Amount (USD)	June 30, 2015	June 30, 2014	June 30, 2013
Banco Galicia	10,000	(216)	22	-
Total	10,000	(216)	22	-

19. Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Cash at bank and on hand	301,499	114,406
Mutual funds	2,000	2,300
Total cash and cash equivalents	303,499	116,706

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.           Cash and cash equivalents information (Continued)

Following is a detailed description of cash flows generated by the Group’s operations for the fiscal years ended June 30, 2015, 2014 and 2013.

	Note	June 30, 2015	June 30, 2014	June 30, 2013
Net income for the year		620,615	410,487	351,031
Adjustments for:
Income tax expense	26	290,815	226,700	178,698
Amortization and depreciation	31	180,410	121,014	129,806
Gain from disposal of trading properties		(5,691)	(44,258)	(3,500)
Gain from disposal of investment properties		(126,686)	(308)	(236)
Written off unused property, plant and equipment	11	46	36	3
Written off unused investment properties	10	114	35	65
Gain on intangible assets retired	13	-	116	-
Loss from disposal of equity interest		(8,758)	-	-
Provision for directors’ fees		40,557	12,169	11,745
Share-based payments	25	21,360	58,071	4,469
Gain / (Loss) from derivative financial instruments		2,961	(12,514)	1,732
Fair value gains of financial assets at fair value through profit or loss	15	(50,176)	(62,216)	(877)
Financial results, net	34	531,311	424,517	211,284
Doubtful accounts, net	31	12,164	6,311	12,957
Provisions, net	22	9,861	9,179	7,179
Share of (loss) / profit of associates and joint ventures	8,9	(14,585)	13,535	602
Unrealized foreign exchange loss, net		(4,390)	(6,615)	(3,934)
Changes in operating assets and liabilities:
(Increase) Decrease in inventories	14	(4,979)	(472)	498
Decrease in trading properties	12	5,481	51,917	4,243
Increase in trade and other receivables	16	(289,700)	(69,889)	(99,969)
Increase in trade and other payables	20	251,071	40,718	90,453
Increase (Decrease) in payroll and social security liabilities	21	23,879	(14,629)	(130)
Uses in provisions	22	(1,813)	(2,034)	(943)
Net cash generated from operating activities before income tax paid		1,483,867	1,161,870	895,176

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.           Cash and cash equivalents information (Continued)

The following table shows a detail of non-cash transactions occurred in the years ended June 30, 2015, 2014 and 2013:

	June 30, 2015	June 30, 2014	June 30, 2013
Expired dividends	813	1,690	626
Conversion of Notes	-	-	41
Payment of interests with financial assets	6,995	-	-
Offsetting of loans against dividends receivable	2,625	-	-
Transfer of property, plant and equipment to investment properties	8,919	-	-
Transfer of trading properties to investment properties	3,107	803	-
Transfer of intangible assets to trading properties	-	7,351	-
Transfer of investment properties to intangible assets	1,666	-	-
Acquisition of intangible assets	-	8,954	-
Financed purchase of property, plant and equipment	1,984	651	2,004
Incentive plan	-	6,607	-
Assignment of bonds to the parent company	-	16,825	-
Payment of trade and other payables upon delivery of properties for sale	1,135	-	-
Dividends distribution to non-controlling interest not yet paid	42,772	-	4,169
Dividend distribution, not yet paid	4,594	3,474	1,891
Dividends distribution compensated with a decrease in trade and other receivables and financial assets	284,776	-	-
Collection of trade receivables and other receivables against delivery of properties for sale	-	1,400	-
Acquisition of non-controlling interest	-	-	2,804
Change in the measurement criteria of equity interest in Avenida Inc. S.A.	30,089	-	-
Acquisition of real property to IRSA

Assets acquired
Investment properties	2,575,299	-	-
Property, plant and equipment	61,192	-	-
Total assets acquired	2,636,491	-	-
Trade and other receivables	(307,893)	-	-
Investments in financial assets	(43,633)	-	-
Borrowings	(2,195,176)	-	-
Cash	(89,789)	-	-
Total consideration	(2,636,491)	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

20.	Trade and other payables

The following table shows the amounts of trade and other payables as of June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Non-current
Rent and service payments received in advance	61,715	51,411
Admission rights	146,036	113,617
Tenant deposits	6,044	2,215
Total Non-current trade payables	213,795	167,243
Tax payment plans	20,606	12,634
Other income to be accrued	7,420	7,914
Others	5,953	7,695
Total Non-current other payables	33,979	28,243
Related parties (Note 36)	38	187
Total Non-current trade and other payables	247,812	195,673
Current
Trade payables	65,912	35,645
Accrued invoices	92,251	69,233
Customer advances	4,493	2,305
Rent and service payments received in advance	185,991	121,930
Admission rights	142,709	111,024
Tenant deposits	13,283	1,857
Current trade payables	504,639	341,994
VAT payables	39,615	23,215
Withholdings payable	25,070	18,510
Other tax payables	9,373	2,065
Other income to be accrued	495	495
Tax payment plans	4,182	3,440
Dividends	50,147	4,285
Others	3,692	1,591
Total Current other payables	132,574	53,601
Related parties (Note 36)	164,938	94,216
Current trade and other payables	802,151	489,811
Total trade and other payables	1,049,963	685,484

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature, the impact of discounting is not considered significant. Fair values are based on discounted cash flows.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

21.	Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Current
Provision for vacation, bonuses and others	78,794	66,841
Social security payable	15,899	9,249
Total payroll and social security liabilities	94,693	76,090

22.	Provisions

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

The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Investments in joint ventures (*)	Total
At July 1, 2013	17,829		17,829
Increases (Note 33)	13,087	59	13,146
Recovery (Note 33)	(3,908)	-	(3,908)
Used during the year	(2,034)	-	(2,034)
At June 30, 2014	24,974	59	25,033
Increases (Note 33)	19,774	-	19,774
Recovery (Note 33)	(9,913)	-	(9,913)
Used during the year	(1,813)	-	(1,813)
Share of loss of joint ventures	-	(59)	(59)
At June 30, 2015	33,022	-	33,022

(*)           Correspond to equity interests in joint ventures with negative equity

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

22.	Provisions (Continued)

Breakdown of current and non-current provisions is as follows:

	June 30, 2015	June 30, 2014
Non-current	9,392	22,878
Current	23,630	2,155
	33,022	25,033

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

Acquisition of the building known as ex- escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group through IRSA Propiedades Comerciales S.A. acquired the building known as edificio ex-escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522. As explained in Note 27, this property is affected to a concession contract.

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martín Theater.

IRSA Propiedades Comerciales S.A. has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2015, the property is recorded under Investment Properties.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Borrowings

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value	June 30, 2015	June 30, 2014
Non-current
APSA NCN Series I due 2017 (Note 36)	Unsecured	USD	Fixed	7.875%	120,000	1,073,831	879,802
Seller financing Soleil Factory (i)	Secured	USD	Fixed	-	-	-	80,126
Syndicated loans (ii)	Unsecured	Ps.	Fixed	(ii)	-	-	74,964
Finance leases (Note 27)	Secured	USD	Fixed	(vi)	300	1,216	851
Bank loans (v)	Unsecured	Ps.	Fixed	(v)	14,253	8,158	3,938
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	(iii)	-	-	6,421
Related parties (Note 36)	Unsecured	USD	Fixed	8.50%		2,239,283	-
Non-current borrowings						3,322,488	1,046,102
Current
APSA NCN Series I due 2017 (Note 36)	Unsecured	USD	Fixed	7.875%	120,000	11,067	8,968
Seller financing Soleil Factory (i)	Secured	USD	Fixed	5%	-	-	5,128
Banco Provincia de Buenos Aires loan (iii)	Unsecured	Ps.	Fixed	(iii)	6,444	6,468	12,886
Syndicated loans (ii)	Unsecured	Ps.	Fixed	(ii)	75,571	75,485	101,339
Bank loans (v)	Unsecured	Ps.	Fixed	(v)	14,253	5,855	1,890
Bank overdrafts (iv)	Unsecured	Ps.	Floating	(iv)	-	274,348	347,410
Finance leases (Note 27)	Secured	USD	Fixed	(vi)	300	1,381	1,545
Related parties (Note 36)	Unsecured	Ps. / USD	Fixed / Floating	(vii)		96,651	71
Current borrowings						471,255	479,237
Total borrowings						3,793,743	1,525,339

(i)
Seller financing Soleil Factory (investment property) = Mortgage financing of USD 20.7 million at a fixed interest rate of 5% due in June 2017 As of the date of these financial statements, the mentioned capital is fully canceled.

(ii)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be cancelable in 9 quarterly consecutive installments and will accrue at a 15.01% rate. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and accrue at 15.25% rate. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario with a one year grace period to start repayment (Note 36).

(iii)
On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be payable in 9  quarterly consecutive  installments starting December 2013 with a one year grace period to start repayment. Additionally, on February 3, 2014, a new loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled.

(iv)	Granted by diverse financial institutions. They accrue interest rates ranging from 16% to 42% annually, and are due within a maximum term of 3 months from the closing date of each fiscal year.
(v)
On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million and shall accrue interest at rate of 15.25%. Principal will be repaid in 9 quarterly consecutive installments starting in December 2014. Additionally, on December 30, 2014, the Company subscribed a new loan with Banco Citibank N.A. for Ps. 10 million and shall accrue interest at a rate of 26.50%. Principal will be repaid in 9 quarterly consecutive installments starting in December 2015.

(vi)	They accrue interest rates ranging from 3.2% to 14.3% annually.
(vii)	It includes credit lines with Nuevo Puerto Santa Fe e IRSA that bear interest at Badlar and at a fixed rate of 8.50%, respectively.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Borrowings (Continued)

As of June 30, 2015 the Company does not hold collateralized liabilities (seller financing and long-term borrowings, excluding finance leases) while as of June 30, 2014, total loans, including collateralized liabilities, in the amount of Ps. 85,254. These borrowings are mainly collateralized by investment property.

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

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's classification related to interest rates is as follows:

	June 30, 2015	June 30, 2014
Fixed rate:
Less than one year	88,016	116,601
Between 1 and 2 years	1,080,163	84,653
Between 2 and 3 years	2,338	882,025
Between 3 and 4 years	-	80,126
Between 4 and 5 years	2,239,283	-
	3,409,800	1,163,405
Floating rate:
Less than one year	278,604	347,481
	278,604	347,481
Accrue interest and expenses:
Less than one year	103,254	13,610
Between 1 and 2 years	(485)	(1,106)
Between 2 and 3 years	(27)	(447)
	102,742	12,057
	3,791,146	1,522,943

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate approaches its carrying amount, as the effect of discounting is not significant. The fair value of all debts that are not quoted in the market are valued at their technical value, that is, nominal value plus accrued interest.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.           Borrowings (Continued)

The fair value of non-current borrowings at fixed rate (excluding obligations under finance leases) is as follows:

	June 30, 2015	June 30, 2014
APSA NCN Series I due 2017	1,091,287	976,661
Seller financing	-	110,931
Syndicated loans	-	191,185
Bank loans	16,213	5,949
Banco Provincia de Buenos Aires loan	-	19,548
Related parties	2,327,131	-
	3,434,631	1,304,274

APSA Non- convertible Notes Series I due 2017 and Series II due 2012

On May 11, 2007, we issued an aggregate of USD 170 million in two series. Series I consists of USD 120 million issued at fixed rate 7.87% notes due May 2017 while Series II was issued for an aggregate amount of Ps. 154.0 million (equivalent to USD 50 million) rate at 11.0% notes, which matured in June 2012. Interest on the Series I is payable on May 11 and November 11 of each year as from November 11, 2007 with principal due on May, 2017.

Series I due 2017 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and disposal of all or a substancial part of assets. For additional indebtedness, we are required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges.

As of the date of these consolidated financial statements, all ratios mentioned above have been complied with.

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

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Employee benefits (Continued)

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

Contributions made by the Group under the Plan amount to Ps. 5,141, Ps. 2,276 and Ps. 2,180 for the fiscal years ended June 30, 2015, 2014 and 2013, respectively.

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

Initially, the Incentive Plan established that Participants would be entitled to receive shares (“Contributions”) of the Company, IRSA and Cresud, based on a percentage of the annual bonus, on condition that they keep holding the acquired shares and remain an employee of the Company for at least 5 years, among other conditions required to qualify for such Contributions. Due to the small number of transactions in the market it was not possible to fulfill the formal aspects of the plan and as established by the Shareholders’ Meeting the Board decided to modify certain conditions, including, delivery of IRSA shares (upon transfer of funds by the Company) to replace the shares of the Company, IRSA and CRESUD.

Consequently, shares shall be under the ownership of IRSA, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Share-based payments (Continued)

Additionally, the Company’s Board of Directors resolved to include a special one-off bonus composed of unrestricted shares issued by IRSA for the fiscal year ended on June 30, 2014, to employees with 2 or more years of service.

As of June 30, 2013 a reserve has been set up in the Shareholders’ Equity to reflect this plan in the amount of Ps. 4.5 million. As a result of the amendments described above, the reserve was reversed against Trade and other payables. As of June 30, 2015 and 2014 the debt recognizes as a result of this Incentive Plan amounts to Ps. 78.5 million and Ps. 58.1 million, respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of the plan are met at fiscal year-end.

For the fiscal years ended June 30, 2015, 2014 and 2013, the Group has incurred in a charge related to the Incentive Plan and the extraordinary gratification of Ps. 21.4 million, Ps. 58.1 million and Ps. 4.5 million, respectively, while the total cost not yet recognized given that the vesting period has not yet elapsed is Ps. 36.5 million, Ps. 41.5 million and Ps. 13.5 million, respectively, for each fiscal year. This cost is expected to be recognized over an average period of 5 years.

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

The details of the provision for the Group’s income tax are as follows:

	June 30, 2015	June 30, 2014	June 30, 2013
Current income tax	302,796	223,860	211,661
Deferred income tax	(11,981)	2,914	(32,963)
Minimum presumed income tax (MPIT)	-	(74)	-
Income tax expense	290,815	226,700	178,698

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Current and deferred income tax (Continued)

The statutory tax rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	0%

Deferred tax assets and liabilities of the Group as of June 30, 2015 and 2014 will be recovered as follows:

	June 30, 2015	June 30, 2014
Deferred income tax asset to be recovered after more than 12 months	87,046	63,477
Deferred income tax asset to be recovered within 12 months	273,509	78,231
Deferred income tax assets	360,555	141,708

Deferred income tax liabilities to be recovered after more than 12 months	305,813	184,363
Deferred income tax liabilities to be recovered within 12 months	110,213	24,797
Deferred income tax liabilities	416,026	209,160

Deferred income tax (broken down into assets and liabilities) during the fiscal years ended June 30, 2015 and 2014, without considering offsetting balances within the same tax jurisdiction, is the following:

Deferred income tax assets	Tax loss carry-forwards	Trade and other payables	Trading properties	Others	Total
At June 30, 2013	22,978	93,273	7,164	14,482	137,897
Charged / (credited) to the statement of income	(3,177)	7,949	(7,164)	6,203	3,811
At June 30, 2014	19,801	101,222	-	20,685	141,708
Charged / (credited) to the statement of income	(3,484)	220,058	6,275	(4,002)	218,847
At June 30, 2015	16,317	321,280	6,275	16,683	360,555

Deferred income tax liabilities	Investment properties	Investments	Trade and other receivables	Others	Total
At June 30, 2013	(103,489)	(50,660)	(44,521)	(3,765)	(202,435)
Charged / (credited) to the statement of income	1,499	(2,210)	(3,287)	(2,727)	(6,725)
At June 30, 2014	(101,990)	(52,870)	(47,808)	(6,492)	(209,160)
Charged / (credited) to the statement of income	(171,458)	(20,051)	(19,843)	4,486	(206,866)
At June 30, 2015	(273,448)	(72,921)	(67,651)	(2,006)	(416,026)

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Current and deferred income tax (Continued)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years.

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

As of June 30, 2015, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Date of expiration
Argentina	25,224	2011	2016
Argentina	4,744	2012	2017
Argentina	5,809	2013	2018
Argentina	8,548	2014	2019
Argentina	2,297	2015	2020
	46,622

As of June 30, 2015, the Group did not have any unrecognized deferred income tax assets, while as of June 30, 2014, the Group did not recognize Ps. 48, related to certain businesses which were still in their development stage. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Current and deferred income tax (Continued)

Below there is a reconciliation between income tax recognized, and that which would result applying the prevailing tax rate on the Profit Before Income Tax for the years ended June 30, 2015, 2014 and 2013:

	June 30, 2015	June 30, 2014	June 30, 2013
Tax calculated at the tax rates applicable to profits in the respective countries	283,222	223,016	185,405
Tax effects of:
Unrecognized tax losses carry forwards	1,652	-	-
Share of profit of associates and joint ventures	1,682	4,737	211
Other non-deductible / non-taxable items	4,259	(1,053)	(6,918)
Income tax expense	290,815	226,700	178,698

27.	Leases

The Group as lessee

Operating leases:

The Group leases two properties that use as a shopping center. These agreements provide for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2015 and 2014 amounted to Ps. 3,003 and Ps. 2,947, respectively.

Furthermore, the Group also leases office space under an operating lease with companies related to the Chairman and Director of the Group (Note 36).

The future minimum payments that the Group must pay off under non-cancellable operating leases are as follows:

	June 30, 2015	June 30, 2014
Not later than 1 year	8,481	8,383
Later than 1 year and not later than 5 years	15,998	19,846
More than 5 years	34,800	37,200
	59,279	65,429

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Leases (Continued)

Finance leases:

The Group leases certain computer equipment under various finance leases for an average term of three years. The net book value of these assets under financial leases is included in Note 11.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of comprehensive income. The book value of these liabilities under finance leases is included in Note 23.

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The future minimum payments that the Group must pay off under financial leases are as follows:

	June 30, 2015	June 30, 2014
Not later than 1 year	1,486	1,699
Later than 1 year and not later than 5 years	1,344	985
	2,830	2,684
Future - financial charges on finance leases	(233)	(288)
Present value of finance lease liabilities	2,597	2,396

The fair value of finance lease liabilities is as follows:

	June 30, 2015	June 30, 2014
Not later than 1 year	1,381	1,545
Later than 1 year and not later than 5 years	1,216	851
Present value of finance lease liabilities	2,597	2,396

Under the terms of these agreements, no contingent rents are payable. The inherent interest rate is fixed at the contract date for all of the lease term. The average interest rate on financial leases payables as of June 30, 2015 and 2014 was 10.66% and 11.10%, respectively.

IRSA PROPIEDADES COMERCIALES S.A

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

For the fiscal years ended June 30, 2015, 2014 and 2013, the average (base rent) and contingent (supplementary rental) rental income of the Group’s shopping centers amounted to Ps. 929,063, Ps. 746,666 and Ps. 588,121, and to Ps. 461,394, Ps. 329,258 and Ps. 254,429, respectively, and are included under “Income from sales, rents and services” in the statement of comprehensive income.

Additionally, the Group, through IRSA Propiedades Comerciales S.A., owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2015, 2014 and 2013 amounted to Ps. 181, Ps. 151 and Ps. 343, respectively, and is included in the line item “Income from sales, rents and services” in the statement of comprehensive income.

The Group also enters into cancellable operating leases agreements relating to offices and other buildings. These agreements have an average term raging from three to five years. The tenants are charged a base rent on a monthly basis.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Leases (Continued)

Office and other buildings leases amount to Ps. 142,436, Ps. 17,459 and Ps. 11,886 for the fiscal years ended June 30, 2015, 2014 and 2013, respectively, and are included within “income from sales, rents and services” in the statement of comprehensive income.

The book value of assets and their accumulated amortization for such leases are described in Note 10.

The future minimum proceeds under non-cancellable operating leases from Group´s shopping centers, offices and other buildings are as follows:

	June 30, 2015	June 30, 2014
2015	-	529,669
2016	945,714	383,585
2017	659,327	159,317
2018	320,050	49,688
2019	83,190	17,340
Later than 2019	23,989	14,420
	2,032,270	1,154,019

Finance leases:

The Group does not act as a lessor in connection with finance leases.

28.	Equity

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

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Equity (Continued)

There have been no changes to capital accounts as of June 30, 2015 and 2014.

As of June 30, 2015, the capital stock consisted of 1,260,140,508 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

Status	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Subscribed, Issued and Paid up	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Subscribed, Issued and Paid up	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Subscribed, Issued and Paid up	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Subscribed, Issued and Paid up	9,460	Ordinary and Extraordinary Shareholders’ meeting	08.31.95	03.15.96
Subscribed, Issued and Paid up	16,000	Ordinary and Extraordinary Shareholders’ meeting	10.29.96	05.15.98
Subscribed, Issued and Paid up	38,000	Ordinary and Extraordinary Shareholders’ meeting	03.10.98	10.21.99
Subscribed, Issued and Paid up	6,500	Ordinary and Extraordinary Shareholders’ meeting	08.06.99	05.07.02
Subscribed, Issued and Paid up	8,206	(*) Board of Directors meeting	06.28.04	05.04.05
Subscribed, Issued and Paid up	47,755	(**) Board of Directors meeting	11.16.10	03.02.11
Subscribed, Issued and Paid up	28	(***) Board of Directors meeting	09.22.11	01.04.12
Subscribed, Issued and Paid up	25	(****) Board of Directors meeting	03.13.13	01.16.15
	126,014

(*)	Capital subscribed in connection with the conversion of convertible notes made until August, 2006. Such conversions have been registered.
(***)	Capital subscribed in connection with the conversion of convertible notes made on October 7, 2010.
(***)	Capital subscribed in connection with the conversion of convertible notes made on September 21, 2011.
(****)	Capital subscribed in connection with the conversion of convertible notes made on March 13, 2013.

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

IRSA PROPIEDADES COMERCIALES S.A

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

Special Reserve

Pursuant to CNV General Resolution N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first closing of the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized to absorb potential negative balances in Retained Earnings.

Dividends

The dividends paid for the year ended June 30, 2015, 2014 and 2013 amounts to Ps. 437,193 (Ps. 0.35 per share), Ps. 407,522 (Ps. 0.32 per share) and Ps. 306,500 (or Ps. 0.24 per share), respectively.

Expired dividends

During the year Ps. 813 expired, corresponding to dividends not yet paid from prior years. Furthermore, during the years ended June 30, 2014 and 2013 Ps. 1,690 and Ps. 626 expired, respectively.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Revenues

	June 30, 2015	June 30, 2014	June 30, 2013
Base rent	1,071,680	764,276	600,350
Contingent rent	461,394	329,258	254,429
Admission rights	156,438	126,495	107,466
Parking fees	111,900	81,292	62,484
Averaging of scheduled rent escalation	27,454	14,631	21,572
Letting fees	48,339	42,458	33,620
Property management fees	29,029	22,706	18,167
Others	11,179	11,583	8,209
Rental and service income	1,917,413	1,392,699	1,106,297
Sale of trading properties	6,616	51,917	4,255
Other revenue	-	-	7
Income from sale of properties	6,616	51,917	4,262
Other revenue	147	574	1,203
Other revenue	147	574	1,203
Total income from sales, rents and services	1,924,176	1,445,190	1,111,762
Expenses and collective promotion fund	833,905	667,824	525,649
Total income from expenses collected and collective promotion funds	833,905	667,824	525,649
Total revenues	2,758,081	2,113,014	1,637,411

30.	Costs

	June 30, 2015	June 30, 2014	June 30, 2013
Service charge expense and other operating costs	1,178,065	944,949	745,478
Total cost of property operations	1,178,065	944,949	745,478
Cost of sale of trading properties	4,947	10,916	3,480
Total cost of sale of properties	4,947	10,916	3,480
Other costs	56	373	907
Total other costs	56	373	907
Total costs (Note 31)	1,183,068	956,238	749,865

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.	Expenses by nature

The Group presented the statement of income classified according to their function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional disclosure required on the nature of expenses and their relationship to the function within the Group.

For the year ended June 30, 2015:

	Costs
	Charges for services and other operating cost	Costs of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	391,949	-	-	24,526	13,697	430,172
Maintenance, security, cleaning, repairs and others	292,287	2,525	9	2,553	198	297,572
Amortization and depreciation	177,888	1	-	2,392	129	180,410
Advertising and other selling expenses	173,262	-	-	-	18,684	191,946
Taxes, rates and contributions	102,497	483	-	2,036	68,387	173,403
Directors' fees	-	-	-	80,095	-	80,095
Fees and payments for services	8,438	381	47	18,614	3,807	31,287
Leases and expenses	17,388	630	-	2,110	178	20,306
Allowance for doubtful accounts and other receivables (charge and recovery)	-	-	-	-	12,164	12,164
Other expenses	14,356	2		6,273	439	21,070
Cost of sale of properties	-	925	-	-	-	925
Total expenses by nature	1,178,065	4,947	56	138,599	117,683	1,439,350

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.           Expenses by nature (Continued)

For the year ended June 30, 2014:

	Costs
	Charges for services and other operating cost	Costs of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	347,443	-	-	21,950	7,831	377,224
Maintenance, security, cleaning, repairs and others	207,669	1,948	3	1,356	152	211,128
Amortization and depreciation	120,402	-	-	524	88	121,014
Advertising and other selling expenses	145,331	-	-	-	11,926	157,257
Taxes, rates and contributions	66,497	270	-	743	48,064	115,574
Directors' fees	-	-	-	54,354	-	54,354
Fees and payments for services	25,126	25	368	15,708	2,181	43,408
Leases and expenses	17,948	1,011	-	1,688	187	20,834
Allowance for doubtful accounts and other receivables (charge and recovery)	-	-	-	-	6,311	6,311
Other expenses	14,533	3	2	5,122	114	19,774
Cost of sale of properties	-	7,659	-	-	-	7,659
Total expenses by nature	944,949	10,916	373	101,445	76,854	1,134,537

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.           Expenses by nature (Continued)

For the year ended June 30, 2013:

	Costs
	Service charge expense and other operating costs	Costs of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses	231,492	31	3	8,636	5,129	245,291
Maintenance, security, cleaning, repairs and others	174,526	1,531	38	868	129	177,092
Amortization and depreciation	129,129	-	-	591	86	129,806
Advertising and other selling expenses	111,896	-	-	-	5,153	117,049
Taxes, rates and contributions	52,199	203	-	192	35,978	88,572
Directors' fees	-	-	-	43,034	-	43,034
Fees and payments for services	26,254	138	858	10,410	1,162	38,822
Leases and expenses	10,931	812		1,197	154	13,094
Allowance for doubtful accounts and other receivables (charge and recovery)	-	-	-	-	12,957	12,957
Other expenses	9,051	3	8	2,792	78	11,932
Cost of sale of properties	-	762	-	-	-	762
Total expenses by nature	745,478	3,480	907	67,720	60,826	878,411

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Employee costs

	June 30, 2015	June 30, 2014	June 30, 2013
Salaries, bonuses and social security costs	408,812	319,153	240,822
Shared-based compensation	21,360	58,071	4,469
Employee costs	430,172	377,224	245,291

33.	Other operating results, net

	June 30, 2015	June 30, 2014	June 30, 2013
Lawsuits (Note 22)	(9,861)	(9,179)	(7,179)
Income from sale of associates	8,758	-	-
Expenses related to transfers of real property	(58,626)	-	-
Donations (Note 36)	(33,587)	(30,781)	(30,277)
Others	(3,726)	12,573	(122)
Total other operating results, net	(97,042)	(27,387)	(37,578)

34.	Financial results, net

	June 30, 2015	June 30, 2014	June 30, 2013
Finance income:
- Interest income	69,307	60,024	36,261
- Foreign exchange	35,831	64,471	18,768
Finance income	105,138	124,495	55,029

Finance costs:
- Interest expense	(329,170)	(151,092)	(91,972)
- Foreign exchange	(245,993)	(341,729)	(124,199)
- Other finance costs	(41,677)	(29,456)	(28,400)
Subtotal finance costs	(616,840)	(522,277)	(244,571)
Less: Capitalized finance costs	12,957	22,376	10,307
Finance costs	(603,883)	(499,901)	(234,264)
Other financial results:
- Loss from repurchase of Non-Convertible Notes	-	-	(9,992)
- (Loss) / Gain from derivative financial instruments	(2,961)	12,514	(2,977)
- Fair value gains of financial assets and liabilities at fair value through profit or loss	50,176	62,216	877
Other financial results	47,215	74,730	(12,092)
Total financial results, net	(451,530)	(300,676)	(191,327)

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

35.	Earnings per share

(a)	Basic

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

	June 30, 2015	June 30, 2014	June 30, 2013
Total comprehensive income attributable to equity holders of the parent	581,269	377,003	330,098
Weighted average number of ordinary shares in issue (thousands)	1,260,140	1,260,140	1,260,140
Basic earnings per share	0.46	0.30	0.26

(b)	Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2015 the Group has no convertible instruments. The diluted earnings per share is equal to basic earnings per share.

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

IRSA PROPIEDADES COMERCIALES S.A

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

The Company's law provides that the remuneration of the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders' Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount will be limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where the total of profits is distributed.

Some of our Directors are hired under the Law N° 20,744 of employant contracts (the "Employment Contract Law"). This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination.

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

IRSA PROPIEDADES COMERCIALES S.A

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

In due course, the Board of Directors considered it was convenient to implement alternatives that allows to reduce certain fixed costs, in view that the operating areas of IRSA Propiedades Comerciales S.A., our parent company IRSA and its parent company Cresud share certain characteristics of affinity, with the aim of reducing their incidence on the operating results, building on and enhancing the individual efficiencies of each of the companies in the different areas that form part of operating administration.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between IRSA Propiedades Comerciales S.A. and such companies. The agreement has a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice. To date, neither has occurred.

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

Fundación IRSA is a non-profit institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Administrators are: Eduardo S. Elsztain (Chairman); Saul Zang (Vice Chairman I), Alejandro Elsztain (Vice Chairman II) and Mariana C. de Elsztain (secretary). It finances its activities with the donations made by IRSA Propiedades Comerciales S.A., IRSA, Cresud and others Group’s companies.

IRSA PROPIEDADES COMERCIALES S.A

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

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related Party transactions (Continued)

(b)	Rights of spaces’ use granted to Fundación Museo de los Niños

On October 1997, IRSA Propiedades Comerciales S.A. entered into an agreement with Fundación IRSA whereby a store at the Abasto shopping center was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, in September 1999, Fundación IRSA assigned free of cost all the rights of use over such store and its respective obligations to Fundación Museo de los Niños.

Fundación Museo de los Niños is a non-profit organization created by the same founders of Fundación IRSA which maintains the same members of the board administrators.

On November 2005, IRSA Propiedades Comerciales S.A. signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment a store at Alto Rosario shopping center for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up "Museo de los Niños, Abasto” and “Museo de los Niños, Rosario", two interactive learning centers intended for children and adults. Both agreements establish the payment of common expenses and direct expenses related to the services performed by these stores should be borne by Fundación Museo de los Niños.

(c)	Offices leases

IRSA Propiedades Comerciales S.A., together with IRSA and Cresud, lease the offices of our president located at 108 Bolivar, in the Autonomous City of Buenos Aires, property of Isaac Elsztain e Hijos S.C.A. (a company controlled by certain relatives of Eduardo S. Elsztain, our president) and Hamonet S.A. (a company controlled by Fernando A. Elsztain, one of our directors, and some of its family members). The agreement, entered into in March 2004, dues in March 2017 and sets a monthly rental of USD 5, which is distributed and shared equally among the three companies.

Otherwise, the Group’s central administration is located on the different floors of Intercontinental Plaza building, located at 877 Moreno in the Autonomous City of Buenos Aires, owned by IRSA Propiedades Comerciales as from the acquisition date on December 22, 2014. IRSA rents part of the 2nd floor. The agreement is valid until 2017. The monthly rental payment agreed amounts to USD 7.7, plus the obligation to pay common expenses and taxes levied on the real estate, proportionately to the total area leased. Additionally, Cresud (direct parent company of IRSA), rents part of floors 24th, 22nd and 2nd. These agreements are valid until 2016 and 2017. The monthly rental payment agreed is USD 26.4 plus the obligation to pay common expenses and taxes levied on the real estate, proportionately to the total area leased.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related Party transactions (Continued)

Our Parent Company IRSA, rents a space in the Abasto shopping center. The agreement is valid until 2016. The monthly rental payment agreed is USD 19.0, plus a fixed amount for common expenses.

Furthermore, Tarshop S.A. rents three floors and certain parking spaces of our building located at 652 Suipacha. These agreements are valid until 2017. The monthly rental payment agreed amounts to USD 52.1 and the obligation to pay common expenses and taxes levied on the real estate, proportionately to the total area leased.

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

IRSA PROPIEDADES COMERCIALES S.A

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

From time to time, the Group acquires rights to use night accommodation at hotels owned by such companies, for the purposes of promotional or corporate activities. As of June 30, 2015 and 2014, the Group had 128 and 723 night accommodations pending of use.

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

IRSA PROPIEDADES COMERCIALES S.A

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

(d)	Transfer of tax credits

During the fiscal year ended June 30, 2015, “Exportaciones Agroindustriales S.A.” (EAASA) (a company controlled by Cresud S.A.C.I.F. y A.) and Cresud S.A.C.I.F. y A., assigned upon IRSA Propiedades Comerciales S.A., Ps. 30.4 million and Ps. 1.63 million, respectively, corresponding to Value Added Tax export refunds related to such company’s business activity.

(e)	Property purchase - sale

As described in Note 3, the Group acquired from its Parent Company certain rental properties.

8.	Financial operations

(a)	Borrowings

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

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related Party transactions (Continued)

(b)	Currency futures

In the normal course of its activities, the Group enters into various currency forward contracts between different third party financial entities and/or related parties such us Banco Hipotecario, to manage its exposure to foreign exchange risk.

(c)	Acquisition of financial assets

In the normal course of its activities, the Group carries out several investment activities for the purpose of preserving capital and maximizing performance without a significant increase in risk. These activities include the acquisition of different debt instruments from private entities not related to the group and/or related parties such as Cresud S.A.C.I.F. y A..

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Related Party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	13,795	-	(600)	-	-	-
Anónima (IRSA)	Corporate services	-	-	12,558	-	-	-	-	-
	Non-Convertible Notes	-	74,928	-	-	-	(35,862)	(390)	-
	Sale of properties	-	-	-	-	-	(2,239,283)	(88,825)	-
	Equity incentive plan	-	-	-	-	(60,150)	-	-	-
	Leases and/or rights of spaces’ use	-	-	765	-	-	-	-	-
	Borrowings	-	-	38,291	-	-	-	-	-
Total direct parent company		-	74,928	65,409	-	(60,750)	(2,275,145)	(89,215)	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(5,584)	-	-	-
	Equity incentive plan	-	-	-	-	(16,575)	-	-	-
	Corporate services	-	-	-	-	(35,106)	-	-	-
	Leases and/or rights of spaces’ use		-	264	-	-	-	-	-
	Non-Convertible Notes	79,760	30,071	-	-	-	-	-	-
Total direct parent company of IRSA		79,760	30,071	264	-	(57,265)	-	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	1,790	-	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(26)	(686)	-	-	-
Total Associates of IRSA Propiedades Comerciales		-	-	1,790	(26)	(686)	-	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	543	-	-	-	-	-
	Leases’ collections	-	-	-	-	(4)	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(597)	-	-	-
	Management fees	-	-	2,644	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(7,826)	-
Quality Invest S.A.	Reimbursement of expenses	-	-	29	-	-	-	-	-
	Management fees	-	-	22	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	115	-	-	-	-	-
	Borrowings	-	-	80	-	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	211	-	-	-	-	-
	Borrowings	-	-	72	-	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	-	3,716	-	(601)	-	(7,826)	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	5	-	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	2	-	(3)	-	-	-
	Hotel services	-	-	-	-	(22)	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	113	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	101	-	-	-	-	-
Total subsidiaries of IRSA		-	-	223	-	(25)	-	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	115	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Other liabilities	-	-	-	-	(3,064)	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-		-	-	-
Total subsidiaries of Cresud		-	-	116	-	(3,064)	-	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(62)	-	-	-
	Leases and/or rights of spaces’ use	-	-	762	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(15,783)	-
	Advances	-	-	-	-	(1,428)	-	-	-
	Commissions per stands	-	-	68	-	-	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	1,766	-	-	-	-	-
Total associate of IRSA		-	-	2,596	-	(1,490)	-	(15,783)	-

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(12)	-	-	-
Total joint venture of IRSA		-	-	-	-	(12)	-	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	881	-	-	-	-	-
	Borrowings	-	-	5	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	131	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	250	-	-	-	-	-
	Borrowings	-	-	724	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	377	-	(472)	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	94	-	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	750	-	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	3	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	37	-	-	-	-	-
Total other related parties		-	-	3,252	-	(472)	-	-	-

Directors
Directors	Fees	-	-	-	-	(40,558)	-	-	-
	Reimbursement of expenses	-	-	-	-	(15)	-	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-	-
Total Directors		-	-	-	(12)	(40,573)	-	-	-
Total		79,760	104,999	77,366	(38)	(164,938)	(2,275,145)	(112,824)	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Related Party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Direct parent company
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	3,575	-	-	-	-	-
Anónima (IRSA)	Non-Convertible Notes	-	113,971	-	-	-	-	-	-
	Leases’ collections	-	-	-	-	(423)	-	-	-
	Equity incentive plan	-	-	-	-	(43,741)	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(654)	-	-	-
	Borrowings	-	-	117,384	-	-	-	-	-
Total direct parent company		-	113,971	120,959	-	(44,818)	-	-	-

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(2,909)	-	-	-
	Equity incentive plan	-	-	-	-	(10,557)	-	-	-
	Corporate services	-	-	-	-	(21,218)	-	-	-
	Non-Convertible notes	-	14,079	-	-	-	(22,000)	(236)	-
Total direct parent company of IRSA		-	14,079	-	-	(34,684)	(22,000)	(236)	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	687	-	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(175)	(677)	-	-	-
	Commissions per stands	-	-	19	-	-	-	-	-
Total Associates of IRSA Propiedades Comerciales		-	-	706	(175)	(677)	-	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	220	-	(72)	-	-	-
	Leases’ collections	-	-	-	-	(18)	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(630)	-	-	-
	Management fees	-	-	1,338	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(71)	-
Quality Invest S.A.	Reimbursement of expenses	-	-	5	-	-	-	-	-
	Management fees	-	-	22	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	103	-	-	-	-	-
	Borrowings	-	-	68	-	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	165	-	-	-	-	-
	Borrowings	-	-	20	-	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	-	1,941	-	(720)	-	(71)	-

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	502	-	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	2	-	-	-	-	-
	Hotel services	-	-	-	-	(24)	-	-	-
Hoteles Argentinos S.A.	Reimbursement of expenses	-	-	-	-	(1)	-	-	-
Solares de Santa María S.A.	Reimbursement of expenses	-	-	8	-	-	-	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	101	-	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	144	-	-	-	-	-
Tyrus S.A.	Reimbursement of expenses	-	-	37	-	-	-	-	-
	Borrowings	-	-	247,873	-	-	-	-	-
Total subsidiaries of IRSA		-	-	248,669	-	(25)	-	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	138	-	-	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	-	2,134	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-	-	-	-	-
Total subsidiaries of Cresud		-	-	2,275	-	-	-	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(762)	-	-	-
	Leases and/or rights of spaces’ use	-	-	200	-	-	-	-	-
	Borrowings	-	-	-	-	-	(17,781)	(23,285)	-
	Derivatives	-	-	-	-	-	-	-	5,225
	Commissions per stands	-	-	59	-	-	-	-	-
Total associate of IRSA		-	-	259	-	(762)	(17,781)	(23,285)	5,225

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	66	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	2	-	-	-	-	-
Total joint ventures of IRSA		-	-	68	-	-	-	-	-

Other Related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	864	-	-	-	-	-
	Borrowings	-	-	4	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	114	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	228	-	-	-	-	-
	Borrowings	-	-	4	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(337)	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	767	-	(9)	-	-	-
Austral Gold	Reimbursement of expenses	-	-	8	-	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	26	-	-	-	-	-
Inversiones Financieras del Sur	Reimbursement of expenses	-	-	-	-	(5)	-	-	-
Total other related parties		-	-	2,015	-	(351)	-	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments
Directors
Directors	Fees	-	-	-	-	(12,169)	-	-	-
	Reimbursement of expenses	-	-	-	-	(10)	-	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-	-
Total Directors		-	-	-	(12)	(12,179)	-	-	-
Total		-	128,050	376,892	(187)	(94,216)	(39,781)	(23,592)	5,225

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the year ended June 30, 2015:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	15,702	-	(113,296)	-	(5,236)	44
Total direct parent company	15,702	-	(113,296)	-	(5,236)	44

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(63,414)	-	(1,066)	-	681	-
Total direct parent company of IRSA	(63,414)	-	(1,066)	-	681	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	-	6,679	72
Total Associates of IRSA Propiedades Comerciales	-	-	-	-	6,679	72

Other related parties
Estudio Zang, Bergel & Viñes	-	(2,138)	-	-	-	-
Fundación IRSA	-	-	-	(1,723)	-	-
Boulevard Norte S.A.	-	-	1	-	-	-
Ogden S.A.	-	-	20	-	-	-
Hamonet S.A.	-	-	-	-	(83)	-
Isaac Elsztain e Hijos S.A.	-	-	-	-	(159)	-
Total other related parties	-	(2,138)	21	(1,723)	(242)	-

Directors
Directors	-	(80,095)	-	-	-	-
Senior Management	-	(3,568)	-	-	-	-
Total Directors	-	(83,663)	-	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	216		-	-	-
Nuevo Puerto Santa Fe S.A.	-	2,164	(1,400)	-	(712)	-
Entretenimiento Universal S.A.	-	-	13	-	-	-
Entertainment Holding S.A.	-	-	12	-		-
Total joint ventures of IRSA Propiedades Comerciales	-	2,380	(1,375)	-	(712)	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related Party transactions (Continued)

Related Party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees
Associate of IRSA
Banco Hipotecario S.A.	-	-	(549)	-	1,437	5
Banco de Créditos y Securitización	-	-	-	-	2,458	-
Total associate of IRSA	-	-	(549)	-	3,895	5

Subsidiaries of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	133	-	-	-
Total subsidiaries of Cresud	-	-	133	-	-	-

Subsidiaries of IRSA		-
Tyrus S.A.	-	-	11,904	-	(4)	-
Subsidiaries of IRSA	-	-	11,904	-	(4)	-
Total	(47,712)	(83,421)	(104,228)	(1,723)	5,061	121

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the year ended June 30, 2014:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees	General and administrative expenses
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	14,128	-	(7,015)	(19)	(10)
Total direct parent company	-	-	14,128	-	(7,015)	(19)	(10)

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(67,408)	-	6,251	-	9	-	-
Total direct parent company of IRSA	(67,408)	-	6,251	-	9	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	(239)	-	-	2,918	165	-
Total associates of IRSA Propiedades Comerciales	-	(239)	-	-	2,918	165	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(2,216)	-	-	-	-	-
Fundación IRSA	-	-	-	(3,241)	-	-	-
Hamonet S.A.	-	-	-	-	(129)	-	-
Isaac Elsztain e Hijos S.A.	-	-	-	-	(253)	-	-
Total other related parties	-	(2,216)	-	(3,241)	(382)	-	-

Directors
Directors	-	(54,354)	-	-	-	-	-
Senior Management	-	(7,915)	-	-	-	-	-
Total Directors	-	(62,269)	-	-	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	216	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	1,124	(21)	-	(632)	-	-
Entretenimiento Universal S.A.	-	-	6	-	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	1,340	(15)	-	(632)	-	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	26,453	-	560	133	-
Total associates of IRSA	-	-	26,453	-	560	133	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use	Letting fees	General and administrative expenses
Subsidiaries of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	134	-	-	-	-
Total subsidiaries of Cresud	-	-	134	-	-	-	-

Subsidiaries of IRSA
Tyrus S.A.	-	-	225	-	-	-	-
Subsidiaries of IRSA	-	-	225	-	-	-	-
Total	(67,408)	(63,384)	47,176	(3,241)	(4,542)	279	(10)

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.           Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the year ended June 30, 2013:

Related party	Corporate services	Fees	Financial operations	Donations	Leases and/or rights of use
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	(22,411)	-	(5,106)
Total direct parent company	-	-	(22,411)	-	(5,106)

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(65,247)	-	6,998	-	-
Total direct parent company of IRSA	(65,247)	-	6,998	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	-	2,605
Total associates of IRSA Propiedades Comerciales	-	-	-	-	2,605

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,698)	-	-	-
Fundación IRSA	-	-	-	(1,420)	-
Hamonet S.A.	-	-	-	-	(80)
Isaac Elsztain e Hijos S.A.	-	-	-	-	(186)
Total other related parties	-	(1,698)	-	(1,420)	(266)

Directors
Directors	-	(43,034)	-	-	-
Senior Management	-	(4,343)	-	-	-
Total Directors	-	(47,377)	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	216	28	-	-
Nuevo Puerto Santa Fe S.A.	-	888	-	-	(111)
Total Joint ventures of IRSA Propiedades Comerciales	-	1,104	28	-	(111)

Associate of IRSA
Banco Hipotecario S.A.	-	-	(1,377)	-	453
Total associate of IRSA	-	-	(1,377)	-	453
Total	(65,247)	(47,971)	(16,762)	(1,420)	(2,425)

IRSA PROPIEDADES COMERCIALES S.A.

37.	CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 8 - Interest in joint ventures
Note 9 - Interest in associates
Exhibit D - Other investments	Note 15 - Financial instruments by category
Note 17 - Investments in financial assets
Note 19 - Cash and cash equivalents
Exhibit E – Provisions	Note 16 - Trade and other receivables
Note 22 - Provisions
Exhibit F – Cost of sales and services provided	Note 12 - Trading properties
Note 30 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 38 - Foreign currency assets and liabilities

IRSA PROPIEDADES COMERCIALES S.A.

38.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.15	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.14
Asset
Trade and other receivables
Uruguayan Pesos	12	0.334	4	3	0.3627	1
US Dollar	5,626	8.988	50,569	1,934	8.033	15,534
Euros				2	10.9908	26
Receivables with related parties:
US Dollar	4,694	9.088	42,660	44,966	8.133	365,716
Total Trade and other receivables			93,233			381,277
Investments in financial assets
US Dollar	19,402	8.988	174,388	458	8.033	3,679
Investments with related parties:
US Dollar	20,330	9.088	184,759	13,124	8.133	106,734
Total investments in financial assets			359,147			110,413
Cash and cash equivalents
Uruguayan Pesos	3	0.334	1	3	0.3627	1
US Dollar	30,563	8.988	274,698	8,864	8.033	71,206
Pounds	1	14.134	21	2	13.7364	21
Euros	14	10.005	138	14	10.9908	149
Total cash and cash equivalents			274,858			71,377
Total Assets as of 06.30.15			727,238			-
Total Assets as of 06.30.14			-			563,067
Liabilities
Trade and other payables
Uruguayan Pesos	-	-	-	3	0.3815	1
US Dollar	4,006	9.088	36,406	1,616	8.133	13,144
Payables from related parties:
US Dollar	5	9.088	50	75	8.133	606
Total trade and other payables			36,456			13,751
Borrowings
US Dollar	115,816	9.088	1,052,537	120,246	8.133	977,963
Borrowings from related parties
US Dollar	260,138	9.088	2,364,133			-
Total Borrowings			3,416,670			977,963
Provisions
US Dollar	10	9.088	91	200	8.133	1,627
Total Provisions			91			1,627
Total Liabilities as of 06.30.15			3,453,217			-
Total Liabilities as of 06.30.14			-			993,341

(*)	The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements. See Note 18.

(1)	Considering foreign currencies those that differ from each one of the Group´s companies´ functional currency at each year-end.
(2)	Exchange rate as of June 30, 2015 and 2014 according to Banco de la Nación Argentina.

IRSA PROPIEDADES COMERCIALES S.A.

39.	Barters transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for units to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2015:

Beruti

On October 13, 2010, the Group and TGLT, entered into an agreement to barter a plot of land located at Beruti 3351/59 in the city of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction, which was subject to certain precedent conditions including the completion by TGLT of its initial public offering, was agreed upon at USD 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT will transfer to IRSA Propiedades Comerciales S.A. (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of USD 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 and therefore the precedent condition for the transaction was fulfilled on that date. TGLT paid the mentioned USD 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of IRSA Propiedades Comerciales S.A..

An association named Asociación Amigos Alto Palermo presented an injunction requesting that the construction is prohibited and obtained a suspension interim measure for this purpose. Later, the Court of Appels from the Autonomous City of Buenos Aires ordered the lifting of such interim measure. On December 4, 2013 the delivery terms for committed units were extended for 11 months and on November 4, 2014 a new 11 month extension was signed. On June 11, 2015 final judgment was rendered in favor of IRSA CP and TGLT.

Rosario

The Group subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 H, located in the City of Rosario, Province of Santa Fe for a total amount of USD 2.3 million. On November 27, 2008 the Group and Condominios del Alto S.A. subscribed the deed.

IRSA PROPIEDADES COMERCIALES S.A.

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

As a consequence of the co-bartering parties having fulfilled the obligations  assumed with ADIF, the Argentine National State has determined (through Resolution Nº 31-ADIF-P-2013) that compliance with the charge regarding the lot 2 H has been verified upon reaching the minimum investment fixed for the cited lot, in conformity with Provision ONABE Nº 07/2009 and Resolution Nº 65-ADIF-P-2010, and has proceeded to release IRSA Propiedades Comerciales S.A. and Condominios del Alto S.A. from any obligations as to ADIF with respect to the lot 2 H.

Furthermore, on May 17, 2013, the property was reported as condominium property, and on November 14, 2013 payment of the consideration has been notarized in a public deed executed in favor of IRSA Propiedades Comerciales S.A..

As of June 30, 2015 works have been concluded, and all of the units involved in the swap have been received.

Conil

On November 5, 2014, the Group executed a conveyance deed evidencing a barter and mortgage transaction in favor of Darío Palombo (acting as Trustee of “Fideicomiso Esquina Guemes”) to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the Trust of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of USD 0.01 million and delivery, within 24 months as from such agreement execution, of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at USD 0.7 million).

IRSA PROPIEDADES COMERCIALES S.A.

40.	CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, C.A.B.A.

(i)     On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of these financial statements, the Group has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the warehouse that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

41.	Subsequent events

On July 30, 2015, our associate Tarshop S.A. issued corporate notes Class XXII for a nominal value of Ps. 126,666. On July 21, 2015, this issuance was authorized by the Issue Activity Department at the National Securities Exchange Commission, for a nominal value of Ps. 20,000 that can be extended up to the total authorized amount of Ps. 300,000. On July 30, 2015, Class XXII was placed for a nominal value of Ps. 126.666. CN Class XXII will accrue interest from the date of issue at a nominal fixed rate of 29% p.a., until the end of the sixth month, and at an annual floating nominal rate equal to BADLAR Private rate plus 500 basis points, beginning on the seventh month until its maturity date. Payment dates of mentioned interests will be: October 30, 2015, January 30, 2016, April 30, 2016, July 30, 2016, October 30, 2016 and January 30, 2017. The principal payment date is January 30, 2017.

On September 10, 2015 the Company signed a title deed of sale to Transportadora de Caudales Juncadella Sociedad Anónima, 5,963 square meters corresponding to seven offices floors, 56 parking units and 3 storage rooms of Intercontinental Plaza building, remaining 7,159 sqm of the building under the society ownership. The amount of the transaction was Ps. 324.5 million, which has already been paid in full by the purchaser.

IRSA PROPIEDADES COMERCIALES S.A.

41.	Subsequent events (Continued)

The profit will be approximately Ps. 155.9 million that will be recognized in our financial statements during the first quarter of 2016.

On September 18, 2015 we issued Series I Notes under our Global Note Program for up to the sum of USD 500,000 for an amount of Ps.407,260 (equivalent to USD 43,441). Series I Notes have a maturity of 18 months from its issue date, and will bear a mixed interest rate of 26,5% per year during the first three months, and Private Badlar Rate (Tasa Badlar Privada) plus 400 bps per year during the remaining period, payable on a quarterly basis.

On September 30, 2015, the board of directors of IRSA PROPIEDADES COMERCIALES S.A. called a Regular General Shareholders´ Meeting to be held on October 30, 2015 and informed on some of the items to be transacted thereat, namely:

a.	Payment of a cash dividend for up to Ps. 283,582, in addition to the early dividend of Ps. 298,500 approved by the Shareholders’ Meeting dated March 26, 2015.

b.
Consideration of increase of the amount of the Global Note Program for a maximum outstanding amount of up to USD 500,000 (five hundred million dollars) (or its equivalent in other currencies) the creation of which was approved by the shareholders’meetings dated October 31, 2011 and March 26, 2015 (the “Program”) by an additional amount of up to USD 100,000 (one hundred million Dollars) (or its equivalent in other currencies).

c.	Update to the report on the Shared Services Agreement.